Form 20-F
period 2002-12-31
TELECOM ARGENTINA STET FRANCE TELECOM SA
filed 2003-06-30
CIK 932470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number: 1-13464

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Alicia Moreau de Justo 50

(C1107AAB)—Buenos Aires

Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, representing Class B Ordinary Shares	New York Stock Exchange
Class B Ordinary Shares, nominal value P$1.00 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Ordinary Shares, nominal value P$1.00 each	502,034,299
Class B Ordinary Shares, nominal value P$1.00 each	436,323,992
Class C Ordinary Shares, nominal value P$1.00 each	46,022,687

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

i

PRESENTATION OF FINANCIAL INFORMATION

Exchange Rates. In this annual report on Form 20-F (the “Form 20-F”), except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2002 was P$3.37=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per US dollar in accordance with the Convertibility Law. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has declined substantially. As of June 23, 2003, the exchange rate (ask price) was P$2.79 = US$1.00. Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see Item 3: “Key Information—Exchange Rates.” We have provided as a convenience, translation as of December 31, 2002 for other currencies which are mentioned in this annual report, including the Japanese yen (P$2.84=¥100), and the euro (P$3.54=€1).

Financial Statements. Telecom Argentina STET-France Telecom S.A. (“Telecom” or the “Company”) is organized as a sociedad anónima under Argentine law and maintains its financial books and records and prepares its financial statements in pesos in conformity with generally accepted accounting principles as applied in Argentina (“Argentine GAAP”). Significant differences exist between Argentine GAAP and generally accepted accounting principles in the United States (“U. S. GAAP”) which might be material to the financial information presented herein. Such differences involve methods of measuring the amounts shown in the annual financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X under U.S. federal securities laws. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 20 to the Company’s consolidated financial statements included in this Form 20-F (the “Financial Statements”).

Accounting for Inflation. In July 2002, the Argentine government issued Decree No. 1269/02 re-establishing accounting for inflation in financial statements. The CNV, through Resolution No. 415/02, adopted this procedure. Consequently, the Company’s audited financial statements for the fiscal year ended December 31, 2002 reflect adjustments for inflation, and financial information as of and for the fiscal year ended December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 included therein has been restated for comparative purposes. Therefore, the financial information contained herein in this annual report on Form 20-F for the fiscal years ended December 31, 2002 and December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 is expressed in constant pesos as of December 31, 2002 unless otherwise indicated.

On March 25, 2003, the Argentine government issued Decree No. 664/03, forbidding adjustments for inflation. On April 2, 2003, the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of Professional Boards of Economic Sciences) (the “FACPCE”) approved Resolution No. 10/03 which rejected Decree No. 664/03 based on lack of economic stability and approved the methods of adjusting for inflation as provided in Technical Resolution (“RT”) No. 6 of the FACPCE. On April 10, 2003, the CNV issued Resolution 441/03 stating that as of March 1, 2003, companies regulated by the CNV were not to adjust financial statements for inflation, and should include a note to their financial statements stating that information had only been adjusted for inflation up until February 28, 2003. For additional information regarding accounting for inflation see Item 3: “Key Information—Selected Financial Data.”

Consolidation Method. The Company uses the proportional consolidation method to report its investment in affiliate companies, where the Company, together with Telefónica de Argentina S.A. (“Telefónica”), had joint control (Telintar, Miniphone and Startel, all of which are defined below). The CNV has given its approval to this method which is in accordance with Argentine GAAP. Telecomunicaciones Internacionales de Argentina Telintar S.A. (“Telintar”) was under joint control through April 30, 1999, Miniphone S.A. (“Miniphone”) through September 30, 1999 and Startel S.A. (“Startel”) through December 31, 1999.

Change of Fiscal Year. The shareholders’ meeting held on September 14, 2000, approved the change in the closing date for the Company’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 17 of the Company’s bylaws which sets forth the closing date for the fiscal year. References to “year 2002”, “year 2001” and “year 2000” are to the fiscal years ended December 31, 2002 and December 31, 2001 and the twelve-month period ended December 31, 2000, respectively, and references to “year 1999” and “year 1998” are to the fiscal years ended September 30, 1999 and September 30, 1998, respectively.

Certain amounts which appear in this annual report on Form 20-F (including percentage amounts) may not sum due to rounding. The effect of such rounding is not material.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this annual report contains information that is forward-looking, including, but not limited to:

•	the impact of the emergency laws and subsequent related laws enacted by the Argentine government;

•	the Company’s plans to restructure its outstanding financial indebtedness;

•	the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

•	the impact of rate changes on revenues;

•	the effects of operating in a competitive environment; and

•	the outcome of certain legal proceedings.

Forward-looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	uncertainties relating to political and economic conditions in Argentina;

•	uncertainties relating to the restructuring of the Company’s financial indebtedness, including the possibility that, as a result of such restructuring, the Company may issue equity to its creditors in exchange for its debt instruments, be restricted in its ability to pay dividends or be forced into or file for bankruptcy;

•	inflation and exchange rate risks;

•	the impact of the emergency laws enacted by the Argentine government which resulted in the amendment of the Convertibility Law;

•	the devaluation of the peso;

•	restrictions on the ability to exchange pesos into foreign currencies;

•	the adoption of a restrictive currency transfer policy;

•	the conversion into pesos of rates charged for certain public services;

•	the elimination of indexes to adjust rates charged for certain public services;

•	the possible adjustment to the Company’s rates;

•	the possible revocation of the Company’s license;

•	the executive branch’s announced intention to renegotiate the terms of the concessions granted to public service providers, including the Company;

•	nationalization;

•	the impact of regulatory reform and changes in the regulatory environment in which the Company operates; and

•	the effects of competition.

Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other relevant factors may include, but are not limited to:

•	the current and ongoing recession in Argentina;

•	growing inflationary pressure and reduction in consumer spending; and

•	the outcome of certain legal proceedings.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause the Company’s actual results, performance or achievements to differ materially from its future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult Telecom’s periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

The Company undertakes no obligation to make any revision to the forward-looking statements contained in this document or to update them to reflect events or circumstances occurring after the date of this document.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators.

Access deficit: The portion of costs related to the access network that are not covered by the revenues generated by the use or availability of subscribers connected to such network.

Access network: The elements that allow the connection of each subscriber to the corresponding local switch. They consist of the termination point, elements of outside plant and specific parts of the local switching equipment that make available the permanent connection from the termination point to the local switch.

ADSL (Asymmetric Digital Subscriber Line): A compression technology that allows combinations of services including voice, data and one-way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

AMPS (Advanced Mobile Phone Service): An analog cellular telephone service standard utilizing the 850 MHZ band, in use in North America, parts of South America, Australia and various other areas.

Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

BCRA: The Central Bank of the Argentine Republic.

Cable television: Cable or fiber-based distribution of TV programs.

Calling party pays: The system whereby the party placing a call to a cellular phone rather than the cellular subscriber pays for the air time charges for the call.

Cellular service: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

CETs: Telecommunication centers where public telephone services are offered.

CNC: Comisión Nacional de Comunicaciones (the Argentine National Communications Commission).

CNT: Comisión Nacional de Telecomunicaciones (the Argentine National Telecommunications Commission), the former regulatory body, later replaced by the CNC.

CNV: Comisión Nacional de Valores (the Argentine National Securities Commission).

Convertibility Law: Law No. 23,928 and its Regulatory Decree No. 529/01. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar. The Convertibility Law was partially repealed on January 6, 2002 by the enactment of the Public Emergency Law.

Decree No. 92/97: Decree issued on January 31, 1997 which implemented the Rate Rebalancing.

Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

February Agreement: An agreement entered into on February 28, 1992 and subsequently ratified by Decree No. 506/92 between the Argentine government and the Company. This agreement provides for the reduction of domestic long-distance rates from their then-current level. The reduction became effective on May 1, 1992.

Fiber Optics: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

Free pulses: The number of free pulses included in the monthly basic charge prior to the issuance of Decree No. 92/97.

GSM: Global System for Mobile communications. A standard for digital cellular technology. Originated in Europe, to provide pan-European roaming capabilities. The technology has recently been introduced and installed in almost all continents. This standard is based on TDMA standard and is considered second-generation cellular technology.

GPRS: General Packet Radio Service. An enhanced second-generation wireless technology used to transmit data over wireless networks. GRPS transmits and receives packets of data in bursts instead of using continuous open radio channels, and it is used to add faster data transmission speed to GSM networks. GPRS is packet based rather than circuit based technology.

IAS: International Accounting Standards issued by the International Accounting Standard Committee.

IASC: International Accounting Standard Committee.

Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

List of Conditions: The Privatization Regulations, including the Pliego de Bases y Condiciones approved by Decree No. 62/90, as amended. Pursuant to the List of Conditions, Telecom was required to meet certain minimum annual standards regarding the expansion of its telephone system and improvements in the quality of its service in order to maintain and extend the exclusivity of its non-expiring license to provide fixed-line public telecommunications services and basic telephone services in the northern region of Argentina.

Metropolitan Area Buenos Aires (“AMBA”): The area of the Federal District and greater Buenos Aires (Gran Buenos Aires).

Miniphone Region: The region including Metropolitan Area Buenos Aires, which extends to the city of La Plata to the South, the city of Campana to the North, the city of General Rodriguez to the West and the city of Monte Grande to the Southwest.

Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to consumer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connectors.

November Agreement: An agreement between the Company and the Argentine government providing for rates to be dollar-based and, at the election of each of the Company and Telefónica, adjusted semi-annually according to the U.S. consumer price index. The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991.

PCS: Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Penetration: The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Presubscription of Long-distance Service: The selection by the customer of international and domestic long-distance telecommunications services from a long-distance telephone service operator.

Price Cap: The application of annual reductions to the general level of rates established in the List of Conditions.

Privatization Regulations: The Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees.

Public Emergency Law: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine Government on January 6, 2002. The Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market.

Pulse: Unit on which the tariff structure is based.

Rate Agreement: The November Agreement, as supplemented by the February Agreement. The Rate Agreement, among other things, permits the Company to effect aggregate rate reductions required pursuant to the List of Conditions by lowering rates for some or all categories of service, provided that the net reductions meet applicable targets.

Rate Rebalancing: The rate rebalancing established by Decree No. 92/97 which provides for a significant reduction in domestic and international long-distance tariffs, an increase in basic telephone charges, the elimination of free pulses and an increase in urban rates.

Regulatory Bodies: Collectively, the SC and the CNC.

RT: Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences.

Satellite: Satellites are used, among other things, for links with countries that cannot be reached by cable to provide an alternative to cable and to form closed user networks.

SC: Secretaría de Comunicaciones (the Argentine Secretary of Communications).

SEC: Securities and Exchange Commission of the USA.

Switches: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA (Time Division Multiple Access): A standard of digital cellular technology that divides a single channel into a number of slots, enabling the transmission of multiple voice circuits per channel.

Transfer Date: November 8, 1990, the date upon which the Company commenced operations upon the transfer from the Argentine government of the telecommunications system in the northern region of Argentina that was previously owned and operated by Empresa Nacional de Telecomunicaciones.

Universal service: The availability of basic telephone service at an affordable price to all persons within a country or specified area.

Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The selected consolidated financial information of the Company, shown below, relating to the years ended September 30, 1998, September 30, 1999 and December 31, 2000 has been derived from the annual consolidated financial statements of the Company which have been audited by Price Waterhouse & Co. The annual consolidated financial statements of the Company relating to the years ended September 30, 1998 and September 30, 1999 are not included herein. The selected consolidated financial information of the Company, shown below, relating to the years ended December 31, 2002 and 2001 has been derived from the annual consolidated financial statements of the Company which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global. The selected consolidated financial information should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Company’s Financial Statements set forth in Item 18 of this report.

The Company’s financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution No. 6 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of Professional Boards of Economic Sciences) (the “FACPCE”). On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by rules issued by the CNV, the Company discontinued the restatement methodology, maintaining the effects of inflation accounted for in the prior periods.

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 118.2% in the period January through December 31, 2002) and the conditions created by the Public Emergency Law, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (the Professional Board of Economic Sciences of the City of Buenos Aires) (the “CPCECABA”), approved on March 6, 2002 Resolution Mesa Directiva (“MD”) No. 3/02 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002. This directive requires the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6, with the changes then recently incorporated by Technical Resolution No. 19 issued by the FACPCE and adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA, and provides that all recorded amounts restated by changes in the general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001 (the stability period).

On July 16, 2002, the Argentine government issued Decree 1269/02 repealing Decree 316/95 and instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant currency. Consequently, the Company’s audited financial statements for the fiscal year ended December 31, 2002 reflect adjustments for inflation, and financial information as of and for the fiscal year ended December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 included therein has been restated for comparative purposes.

On March 25, 2003, the Argentine government issued Decree No. 664/03, forbidding adjustments for inflation. On April 2, 2003, the FACPCE approved Resolution No. 10/03 which rejected Decree No. 664/03 based on lack of economic stability and approved the methods of adjusting for inflation as provided in Technical Resolution No. 6 of the FACPCE. On April 10, 2003, the CNV issued Resolution 441/03 stating that as of March 1, 2003, companies regulated by the CNV were not to adjust financial statements for inflation, and should include a note to their financial statements stating that information had only been adjusted for inflation up until February 28, 2003.

Accounting Changes. Effective October 1, 2000, the Company adopted changes in certain accounting policies. The following is a summary of these changes:

•	adopting income tax deferral method;

•	charging pre-operating costs to income in the period in which incurred; and

•	charging customer acquisition costs to income in the period in which incurred.

The adoption of these changes in accounting policies has been accounted for as a retroactive adjustment, as required by Argentine GAAP. Financial information included herein as of and for the years ended September 30, 1999 and September 30, 1998 has been restated for such changes.

The Company maintains its financial books and records and prepares its financial statements in pesos in conformity with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. For a summary description of the principal differences between Argentine GAAP and U.S. GAAP, see Note 20 to the Financial Statements.

BALANCE SHEET AND INCOME STATEMENT DATA

	As of and for the Year Ended December 31			As of and for the Year Ended September 30
	2002	2001	2000	1999	1998
	(P$ millions, except per share and per ADS data)
INCOME STATEMENT DATA(1)(6)
Argentine GAAP
Net Sales	3,983	7,004	7,349	7,297	7,329
Cost of services provided, administrative and selling expenses	(4,185)	(6,105)	(6,151)	(5,622)	(5,561)

Operating profit/(loss)	(202)	899	1,198	1,675	1,768
Other (net)	(5,446)	(689)	(599)	(525)	(509)
Income tax	1,294	(111)	(240)	(458)	(443)
Net income/(loss)	(4,354)	99	359	692	816
Operating profit/(loss) per share(2)	(0.21)	0.91	1.22	1.70	1.80
Operating profit/(loss) per ADS(3)	(1.03)	4.57	6.09	8.51	8.98
Net income/(loss) per share(2)	(4.42)	0.10	0.36	0.70	0.83
Net income/(loss) per ADS(3)	(22.12)	0.50	1.82	3.51	4.15
Dividends per share(2)(4)(8)	—	—	0.47	0.60	0.62
Dividends per ADS(3)(4)(8)	—	—	2.38	2.98	3.11
U.S. GAAP Amounts(5)
Operating profit/(loss)	(228)	777	1,104	1,484	1,545
Net income/(loss)	(1,641)	(3,476)	310	663	842
Net income/(loss) per share(2)	(1.67)	(3.53)	0.31	0.67	0.86
Net income/(loss) per ADS(3)	(8.34)	(17.66)	1.57	3.37	4.28
BALANCE SHEET DATA(1)(6)
Argentine GAAP
Current assets	2,092	2,631	3,103	3,393	2,723
Fixed assets	9,618	10,535	11,257	10,908	10,396
Total assets	12,847	14,452	15,614	15,609	13,640

Current liabilities (7)	11,656	3,982	3,792	3,544	2,699
Non-current liabilities	343	5,279	6,266	6,442	5,390
Minority Interest	1	26	26	32	39
Temporary differences from translation	36	—	—	—	—
Total shareholders’ equity	811	5,165	5,530	5,591	5,512

Total liabilities and shareholders’ equity	12,847	14,452	15,614	15,609	13,640

U.S. GAAP Amounts(5)
Total assets	12,067	15,102	15,642	15,678	13,784
Current liabilities	11,656	12,756	3,792	3,533	2,704
Non-current liabilities	386	847	6,322	6,479	5,462
Minority interest	35	41	26	34	36
Total shareholders’ equity.	(10)	1,458	5,502	5,632	5,582

(1)	Figures for year 2002 reflect the adoption of inflation accounting. Figures for years 2001, 2000, 1999 and 1998 have been restated for inflation for comparative purposes. See “Presentation of Financial Information.”
(2)	Calculated based on 984,380,978 shares outstanding during each period.
(3)	Calculated based on 196,876,196 ADSs outstanding in each period. Dividend figures do not give effect to any charges of the Depositary.
(4)	No dividends were paid for years 2001 and 2002. See Item 8: “Financial Information—Dividend Policy.”

(5)	For information concerning certain differences between Argentine GAAP and U.S. GAAP as applied to the Financial Statements and for the related effects of the significant differences in operating profit, net income and shareholders’ equity, see Note 20 to the Financial Statements.
(6)	As a result of the restructuring process, Telecom’s financial position and results of operations presented as of and for the year ended December 31, 2002 may not be indicative of Telecom’s future results of operations.
(7)	As a result of its payment defaults, Telecom’s creditors have the right to accelerate substantially all of its financial indebtedness. Accordingly, Telecom has classified such debt as a current liability in its December 31, 2002 balance sheet.
(8)	Figures have been restated for inflation and do not represent nominal amounts as of payment dates. Payment under year 2000 column includes payments of dividends for fiscal years ended December 31, 2000 and September 30, 2000 as a result of Telecom’s change of fiscal year-end from September 30 to December 31 effective as of January 1, 2001. See “Presentation of Financial Information” and Item 8: “Financial Information—Dividend Policy.”

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See Item 10: “Additional Information—Exchange Controls.”

	High	Low	Average(1)	End of Period
Year Ended September 30, 1998	1.000	1.000	1.000	1.000
Year Ended September 30, 1999	1.000	1.000	1.000	1.000
Year Ended December 31, 2000	1.000	1.000	1.000	1.000
Year Ended December 31, 2001	1.000	1.000	1.000	1.000
Year Ended December 31, 2002	3.90	1.55	3.24	3.37

Month Ended December 31, 2002	3.58	3.37	3.49	3.37
Month Ended January 31, 2003	3.35	3.10	3.26	3.21
Month Ended February 28, 2003	3.21	3.11	3.16	3.19
Month Ended March 31, 2003	3.21	2.88	3.07	2.98
Month Ended April 30, 2003	2.96	2.82	2.89	2.82
Month Ended May 31, 2003	2.94	2.76	2.84	2.85

(1)	Yearly data reflect average of month-end rates.

Sources: Banco Central de la República Argentina; Banco de la Nación Argentina

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the dollar equivalent of the peso prices of the Company’s Class B Ordinary Shares on the Buenos Aires Stock Exchange and, as a result, are likely to affect the market price of the Company’s American Depositary Shares (the “ADSs”) in the United States.

On June 23, 2003, the closing exchange rate (ask price) quoted by Banco de la Nación Argentina (“Banco Nación”) was P$2.79 = US$1.00.

Risk Factors

You should consider the following risks with respect to an investment in Telecom and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risk Factors Relating to the Current Economic Crisis in Argentina and its Effects on the Company

Overview

Substantially all of Telecom’s property, operations and customers are located in Argentina and most of its indebtedness is denominated in U.S. dollars and euros. Accordingly, Telecom’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and such other currencies. As detailed below, the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and will continue to adversely affect Telecom’s financial condition and results of operations and may continue to impair Telecom’s ability to make payments of principal and/or interest on its outstanding indebtedness.

Recent political and economic instability in Argentina has paralyzed commercial and financial activities and may result in continued economic turmoil and recession.

Since the second half of 1998, the Argentine economy has been in a recession that has caused real gross domestic product to decrease by 3.4% in 1999, by 0.8% in 2000 and by 4.4% in 2001.

In 2001, Argentina experienced increased capital flight, decreased economic activity and continuing political infighting. As the recession caused tax revenue to drop, the public sector relied increasingly on financing from local, and to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. Consequently, the creditworthiness of the public sector began to deteriorate while interest rates increased to record highs.

Severe political and economic uncertainty and speculation about the eventual abandonment of the Convertibility Law following the expected default by the Argentine government generated numerous deposit withdrawals in the banking sector. On December 3, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were designed to preserve the banking sector from collapse, because under the Convertibility Law, the Central Bank’s ability to issue pesos in order to provide liquidity was restricted. Although the deposit freeze was announced as a temporary measure, it was perceived as a further paralysis of the economy and it worsened the political, social and economic crises that eventually led to the resignation of President De la Rua.

The interim governments that followed De la Rua and particularly President Duhalde after his appointment on January 1, 2002, undertook a number of far-reaching initiatives, including:

•	amending the Convertibility Law, with the resulting devaluation of the peso;

•	suspending payments of principal and interest on certain of Argentina’s sovereign debt;

•	converting domestic U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

•	converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.40 per U.S. dollar;

•	restructuring bank deposits and restrictions on transfers abroad;

•	amending the Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	requiring the obligatory sale by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of P$1.40 per U.S. dollar (this initiative is currently suspended);

•	converting public service tariffs, including Telecom’s, which had originally been calculated in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including Telecom’s, and prohibiting indexation of any kind on public service tariffs; and

•	authorizing the Argentine government to renegotiate public service tariffs.

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment, including the Argentine Supreme Court’s decision declaring the conversion of dollar-denominated deposits into pesos unconstitutional, have created significant uncertainty. As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession that precipitated the current crisis. Real gross domestic product dropped by an estimated 10.9% in 2002, and the unemployment rate rose to 21.5% in May 2002, reaching 17.8% as of October 2002. General economic conditions showed some improvement during the first months of 2003. In particular real gross domestic product grew 5.4% in the first quarter compared to the same period of 2002. Consumer inflation was 2.1% through May of 2003 and the nominal exchange rate appreciated from P$3.37 per U.S. dollar as of December 31, 2002 to P$2.85 per U.S. dollar as of May 30, 2003.

Elections for a new president held on April 27, 2003 led to the election of Nestor Kirchner, a provincial governor, and it remains unclear how that outcome will affect the composition of the Argentine government, the laws it promulgates and the economy.

Argentina’s insolvency and default on its public debt has aggravated the current financial crisis.

As of December 2001, Argentina’s federal gross public debt was approximately US$144 billion. As of September 2002, Argentina’s total public debt was approximately US$130 billion. On December 23, 2001, the Argentine government declared the suspension of payments on certain of Argentina’s sovereign debt. Furthermore, the ensuing paralysis of economic activity and the large currency devalutation had caused tax collections to drop dramatically in dollar terms.

The Argentine government has not yet reached a comprehensive restructuring agreement with its creditors. The Argentine government’s insolvency, its default and its inability to obtain financing can be expected to affect significantly the private sector’s ability to restore economic growth in the long term, and may result in deeper recession, higher inflation and unemployment and greater social unrest. As a result, Telecom’s business, financial condition and results of operations will likely be materially and adversely affected.

The devaluation of the peso creates greater uncertainty as to Argentina’s economic future.

On January 6, 2002, the Argentine government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the executive branch of the Argentine government the power to set the system that will determine the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. In early January 2002, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Central Bank approval and import and export transactions at an exchange rate of P$1.40 per dollar and a floating rate to be freely determined by the market for all other transactions.

On January 11, 2002, after the Central Bank ended a banking holiday that it had imposed with some interruptions since December 21, 2001, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce dollars caused the dollar to trade well above the P$1.40 per dollar rate used by the government. On February 8, 2002, the executive branch eliminated the dual exchange rate in favor of a single floating rate for all transactions. As of June 23, 2003, the Argentine peso-U.S. dollar exchange rate (ask price) was approximately P$2.79 = US$1.00.

The Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso, as peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are dollar-denominated. The adoption of austere fiscal measures which would be required to repay the Argentine government’s debt and to balance its budget after the devaluation could lead to further social unrest and political instability.

Argentina has found few opportunities to effectively raise capital in the international markets amid sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally. The devaluation of the peso and accompanying economic policy measures were intended by the Argentine government to redress the effects of unemployment and to stimulate economic growth. However, the success of such measures is predicated on the ability of the Argentine government to elicit confidence among the local and international financial and business communities in the sustainability of its reforms, the recovery of liquidity in the banking sector, the stability of the peso at current exchange levels (which have been supported in part by the Central Bank interventions in the exchange market) and the absence of significant inflation. Without such confidence, investment is likely to retract, economic activity is likely to contract further, unemployment could increase beyond current levels, tax revenue could drop and the fiscal deficit could widen.

There can be no assurance that the political environment and social conditions currently prevailing in Argentina will enable the government to implement such measures over time or to announce and implement others required by international investors and multilateral credit agencies, or that such measures, if announced and implemented, will be found to be satisfactory by international investors and multilateral credit agencies such that new credit will be made available to both the public and private sectors in Argentina. Consequently, adverse economic conditions in the Argentine economy are likely to continue to impair Telecom’s business and financial condition and results of operations.

There is risk that the Argentine financial system will collapse.

Although deposits in the Argentine banking system had been declining for a number of years, in the last quarter of 2001 a significant amount of deposits were withdrawn from Argentine financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis which triggered numerous payment defaults in the public and private sectors which in turn have undermined the ability of many Argentine banks to pay their depositors.

To prevent a run on the dollar reserves of local banks, on December 3, 2001, the government of President De la Rúa restricted the amount of money that account holders could withdraw from banks. Subsequently, the government of President Duhalde released a schedule stating how and when such deposits would become available. These restrictions, with certain modifications, are still in place today. In addition, on February 4, 2002, pursuant to Emergency Decree No. 214, the Argentine government announced the conversion of all foreign currency denominated deposits into peso-denominated deposits, set the exchange rate for this conversion at P$1.40 per U.S. dollar and announced the issuance by the government of U.S. dollar-denominated bonds that, at the option of depositors, may be exchanged for the converted deposits. Despite these restrictions, on April 25, 2002, pursuant to Law 25,587, the Argentine government announced another banking freeze in order to prevent further withdrawals from the financial system. Furthermore, on June 3, 2002, the Argentine government published Decree No. 905/02 in the Official Gazette which set forth the requirements with which the deposit holders must comply in order to exercise the option to swap their deposits for the bonds referred to above and the terms and conditions of these bonds.

While the restrictions on bank withdrawals and the mandatory conversion of dollar deposits to pesos have shielded banks from a further massive withdrawal of deposits, they have also led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest resulting in widespread public protests. The Argentine Supreme Court has declared some of the measures adopted by the government to prevent withdrawals of deposits unconstitutional. The government has continued to enforce these restrictions, although it has relaxed some of the limitations to permit certain withdrawals. The solvency of the Argentine financial system is currently in jeopardy, and the system’s failure would have a material and adverse effect on the prospects for economic recovery and political stability.

On March 5, 2003, the Argentine Supreme Court declared the conversion of dollar-denominated deposits into pesos unconstitutional. The case concerned a deposit of the Argentine Province of San Luis in Banco de la Nación Argentina, a bank wholly owned by the Argentine government. Although the decision is binding only on the parties to the case, Argentine Supreme Court decisions are generally adhered to by lower Argentine courts. In several places the ruling indicates that cases brought by other depositors are similar to the one under analysis by the Argentine Supreme Court. Therefore, the decision may be followed in cases brought by depositors. The Argentine government has not yet determined how and to what extent it will grant financial assistance to the banks that might be ordered to pay dollars in connection with writs of “amparo” initiated by depositors to obtain the return of their deposits in dollars or in pesos at the prevailing exchange rate at the time of the payment. Failing such financial assistance, or absent any other solution to the cascade of lawsuits that financial institutions may be exposed to, such as a compulsory rescheduling of deposits, the entire financial system may collapse. Likewise, the granting of financial assistance to financial institutions may cause inflation, which could have dramatic and unpredictable consequences on the Argentine economy.

On April 1, 2003, the executive branch of the Argentine government passed Decree 739/03, providing that depositors may elect to be paid in cash and/or government bonds according to the amount of their deposits.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent Telecom from making payments on its external debt and prevent Telecom from transferring dividend payments outside of Argentina.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced from January to May 2003 and were completely eliminated on May 6, 2003.

In addition, funds may now be transferred abroad without previous authorization of the Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

There can be no assurance, however, that the Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors or for dividend payments by Telecom to its foreign shareholders.

Telecom’s results of operations have been, and may continue to be, materially adversely affected by the devaluation of the peso and the economic conditions currently prevailing in Argentina.

Telecom realizes substantially all of its revenues in Argentina in pesos and, as a result, the devaluation of the peso has had a material adverse effect on the U.S. dollar value of Telecom’s earnings and its ability to service its debt which is largely denominated in U.S. dollars and euros. In addition, the devaluation of the peso has had a material adverse effect on the financial condition of the Company, as its largely peso-denominated assets have depreciated accordingly against its largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of Telecom’s debt in pesos, with further adverse effects on the results of operation and financial condition of the Company. As of December 31, 2002, consolidated current assets were lower than current liabilities by P$9,564 million mainly due to the classification of almost all of its financial indebtedness as current liabilities. The Company’s total liabilities as of December 31, 2002 amounted to P$11,999 million.

Telecom’s revenues consist, in part, of monthly basic charges, measured service charges and other charges. The rates charged by Telecom for the basic telephony service were, until recently, expressed in U.S. dollars and adjusted twice annually according to the U.S. Consumer Price Index. Through the Public Emergency Law, the Argentine government mandated that rates be “pesified” at a rate of P$1.00=US$1.00 and froze public service tariffs. Therefore, despite the fact that the peso no longer has parity with the U.S. dollar, Telecom is currently being forced to charge rates to its customers as if parity between the two currencies were still in effect. Telecom is currently in negotiations with the Argentine government regarding the rates that Telecom may charge in the future. See Item 4: “Information on the Company—Rates—Rates” and Item 4: “Information on the Company—Rates—Public Emergency Law.”

The devaluation of the peso and the “pesification” of certain rates as well as general recessionary conditions in Argentina have had and continue to have a significant impact on Telecom’s net income. The current recession coupled with a rise in inflation in 2002 has led to a reduction of wages in real terms across all class sectors of the Argentine population. This reduction has resulted and may continue to result in reduced usage of the Company’s services, a deterioration in the collection of accounts receivable and a consequent reduction in its revenues and cash inflows.

Given the continuing economic crisis in Argentina and the related economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how these uncertainties will affect the consumption of telephone services. Moreover, Telecom cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any such changes could have on the Company’s financial condition and results of operations.

Substantial inflation has occurred following the amendment of the Convertibility Law, thereby further impacting Telecom’s revenues.

Since the devaluation of the peso, consumer price inflation in Argentina has risen significantly, reaching 40.95% in the year 2002. If future rates are not adjusted to account for inflation in Argentina, this could have a material adverse effect on Telecom’s financial condition and results of operations.

The current economic environment in Argentina and the adverse conditions in the capital markets of Argentina have impaired Telecom’s ability to service its debt obligations.

In managing its liabilities and anticipating its liquidity requirements, Telecom expected that it would meet its short and long-term debt obligations and short-term capital expenditures through internally-generated funds, third-party financing and access to capital markets. However, in light of recent economic developments in Argentina, the Company has been unable to access the capital markets and these third-party financing sources are currently not available in amounts sufficient to enable the Company to refinance its debt obligations. In addition, as a result of the devaluation and volatility of the peso and the “pesification” of certain of the Company’s rates at a rate of P$1.00=US$1.00, the Company’s internally-generated funds alone are not sufficient to meet its debt obligations. Furthermore, the current economic environment in Argentina may worsen in the short-term and further harm the Company’s ability to meet its current and future debt obligations.

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine government concerning adjustment of regulated rates, on April 2, 2002, Telecom announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom announced the suspension of interest payments on their outstanding financial indebtedness. Although Telecom is working to develop a debt restructuring plan, no assurance can be given that successful restructuring efforts will occur and enable the Company to extend its current liabilities and remain a going concern or that, absent any available legal or contractual remedies, the Company will not be forced into quiebra or file for concurso preventivo.

Uncertainties resulting from the current economic situation in Argentina and recent changes to regulations affecting Telecom raise substantial doubt about the Company’s ability to continue as a going concern and may continue to negatively impact Telecom’s financial position and results of operations.

As a result of the current economic situation in Argentina and recent modifications to regulations affecting Telecom, as further described under the risk factors discussed above, the Company cannot provide assurance that it will be able to obtain financial resources to repay or refinance its debt or that the outcome of the pending renegotiation of rates with the government will not have a material adverse effect on the Company’s financial condition or results of operations. The financial statements as of December 31, 2002 and 2001 have been prepared assuming that the Company will continue as a going concern. The auditors’ report on Telecom’s financial statements as of and for the years ended December 31, 2002 and 2001, includes an explanatory paragraph describing the existence of substantial doubt about the Company’s ability to continue as a going concern due to the negative effects on Telecom’s operations of the devaluation of the Argentine peso and Telecom’s suspension of payments and resulting defaults on its financial indebtedness. Such auditors’ report also includes a paragraph describing the existence of substantial doubt about Telecom Personal’s ability to continue as a going concern.

Furthermore, as a result of the continued deterioration of the Argentine economy and the devaluation of the peso, as further described in this “Risk Factors” section, Telecom cannot provide assurance that these factors will not continue to negatively impact the financial position and results of operations of Telecom and its subsidiaries.

The deterioration of the Argentine economy and the effects of pesification may require Telecom to undertake a mandatory capital stock reduction or commence dissolution proceedings.

Due to the economic and financial situation in Argentina, Telecom reported a loss for the year ended December 31, 2002. This loss has absorbed the totality of Telecom’s reserves and significantly reduced shareholders’ equity. Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting the corporation presents financial statements that report that the corporation’s losses have absorbed its reserves and at least 50% of the share capital of the company the corporation is required to reduce its capital stock. Further, under paragraph 5 of section 94, if the corporation presents financial statements that report that shareholders’ equity is negative, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making an additional capital contribution or authorizing the issuance of additional shares of the corporation) that results in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. However, on July 16, 2002, the requirements of section 206 and paragraph 5 of section 94 of the Argentine Companies Law were suspended until December 10, 2003.

Although section 206 and paragraph 5 of section 94 of the Argentine Companies Law have been suspended until December 10, 2003, if this suspension is not extended and Telecom’s shareholders’ equity declines such that Telecom’s losses absorb 50% of its share capital or cause shareholders’ equity to be negative at the end of the year ended December 31, 2003 or a subsequent fiscal year, Telecom will have to reduce its capital stock or commence dissolution proceedings, respectively, unless it is able to issue additional shares or its shareholders contribute additional capital.

The future evolution of Telecom’s shareholders’ equity depends to a great extent on the development of the current economic crisis and, in particular, on the fluctuation of the U.S. dollar and euro exchange rate, the results of the renegotiation of Telecom’s indebtedness which has been affected by the devaluation, the “pesification” and freezing of Telecom’s tariffs and the effects of such measures on Telecom’s operating results and Telecom’s capacity to generate sufficient cash flow to meet its financial obligations.

Risk Factors Relating to Telecom

Telecom’s debt restructuring process is subject to significant uncertainty and is likely to result in dilution of Telecom shareholders’ ownership and restrictions on its ability to pay dividends. If the restructuring process is not successful, Telecom may be forced into or file for bankruptcy.

Telecom is currently engaged in discussions and negotiations with its creditors in an effort to effect a restructuring of its financial indebtedness. These discussions and negotiations have focused on, among other things, the level of debt to be issued to its creditors and rates of interest thereon, the structure and terms of any equity-linked instrument to be issued to creditors, the amount of equity capital that creditors would receive and the extent, if any, to which any part of the new debt obligations would be collateralized. As part of this debt restructuring, Telecom may issue equity securities to its creditors or to creditors of its subsidiary, Telecom Personal S.A. Although the issuance of these equity securities may be subject to the approval of Telecom’s current shareholders and certain regulatory bodies, if Telecom does issue equity securities, these securities, depending on their terms, may result in dilution of the interests of the current Telecom shareholders. Additionally, it is possible that in connection with the restructuring Telecom’s creditors will impose restrictions on Telecom’s ability to pay dividends.

Telecom’s restructuring plans remain subject to significant uncertainties. Although Telecom’s goal is to achieve a consensual restructuring, Telecom cannot provide assurance that it will be successful in refinancing its outstanding financial indebtedness. It is possible that one or more of Telecom’s creditors may seek to attach the assets of Telecom prior to the proposed restructuring. In addition, if a claim is filed requesting Telecom’s bankruptcy (“quiebra”) by one or more of its creditors, Telecom may seek the assistance of the Argentine courts by filing for concurso preventivo or it may seek a prepackaged agreement (“acuerdo preventivo extrajudicial”) with its creditors.

Telecom has been advised by its Argentine counsel that if the Company is forced into quiebra its shareholders and holders of its financial indebtedness should expect the following:

•	A court-appointed trustee will manage the business of the Company under the supervision of the Argentine court which will be subject to input from, but will not be bound by, the opinion of a committee of the Company’s creditors. In this respect, if the court considers that the interruption of the provision of an essential public service may cause severe damage to its customers, the court may authorize the Company to continue providing such public service.

•	All of Telecom’s obligations will become due and payable immediately.

•	Existing judicial claims from creditors, including trade creditors, will be considered by an Argentine court and the proceedings relating to such claims will be stayed. Holders of the Company’s debt instruments and/or its shareholders therefore may not be able to control the process, and their interests shall be treated in accordance with Argentine bankruptcy law.

•	Holders of the Company’s debt instruments will lose any rights of set-off against the Company that they had prior to the quiebra.

•	The quiebra proceedings may continue for a continued period of time and during such period Telecom could lose significant value.

•	Under the Argentine court’s supervision, the trustee will identify all of the assets and liabilities of the Company, liquidate the Company’s assets and distribute the proceeds from such liquidation among all the creditors of the Company in the preferential order set forth under Argentine bankruptcy law.

•	Foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate of the date on which the quiebra is declared or at maturity, if maturity occurred before the quiebra was declared.

•	Interest on the Company’s debts will cease to accrue.

•	If Telecom is forced into quiebra, the Argentine government has the power to revoke the Company’s license to provide telecommunications services, including fixed-line telephony services.

•	If the Company’s license to provide fixed-line telephony services is revoked, its controlling shareholder may be forced to transfer the shares and capital contributions in trust to the relevant regulatory entity, who will sell such shares and capital contributions in an auction. If this occurs, the proceeds of the sale minus fees, expenses, taxes and/or penalties will be delivered to the controlling shareholder. Once the shares and the capital contributions have been awarded to a new entity in the auction, a new license will be issued. During such period of time the regulatory entity may appoint one or more operators to temporarily provide the services formerly provided by Telecom. Any such operator will be paid out of the proceeds of the sale of the shares.

Telecom has been advised by its Argentine counsel that in order to reorganize its financial indebtedness under a concurso preventivo, the Company would need to obtain the approval of the majority of its unsecured creditors representing two-thirds of its liabilities filed in the concurso preventivo proceedings and admitted by the Argentine court. During the period of the concurso preventivo, the Company’s shareholders and the holders of its financial indebtedness should expect the following:

•	With the exception of a limited number of transactions that would require court approval (which approval will be subject to input from, but will not be bound by, the opinion of a committee of the Company’s creditors), the Company would continue to be in charge of the management of its business while under the supervision of a trustee.

•	All of Telecom’s obligations will become due and payable as provided for by applicable laws.

•	Existing judicial claims from creditors, including trade creditors, will be considered by an Argentine court and the proceedings relating to such claims will be stayed. The Company’s shareholders and/or holders of its debt instruments therefore may be unable to control the process.

•	The claims of holders of the Company’s indebtedness will be restructured on terms that cannot be predicted at this time.

•	For purposes of calculating the required majority, restructured claims will be denominated in pesos to calculate outstanding debt and determine the relative position of each creditor at the exchange rate as of the date of the bankruptcy trustee’s filing of its report discussing each proof of claim.

•	The concurso preventivo proceedings may continue for an extended period of time and during such period Telecom could lose significant value.

•	Interest on the Company’s debts will cease to accrue.

•	The Company’s assets would be protected against claims by its creditors, including but not limited to attempts to attach or liquidate its assets.

•	No payments of principal or interest can be made by the Company to its creditors.

•	Holders of the Company’s indebtedness will lose any rights of set-off against the Company that they had prior to the concurso preventivo.

•	If the concurso preventivo fails, holders of the Company’s indebtedness will be left with a claim in a quiebra and may force the Company into quiebra.

Telecom has been advised by its Argentine counsel that the Company may also reorganize its financial indebtedness pursuant to an acuerdo preventivo extrajudicial if it is able to obtain the approval of the majority of its creditors representing two-thirds of the total liabilities of the Company and a court endorsement. Such an agreement would have a binding effect on all of the Company’s creditors, including those that reject or do not execute such agreement. Any monetary claims against the Company would be suspended by the Argentine courts at the time such agreement is filed for endorsement.

Even if a court approval of such agreement were obtained and the restructuring was carried out in Argentina, it is possible that the agreement may not be recognized in other jurisdictions.

If a creditor were to challenge the modification of the terms and conditions of the Company’s debt obligations governed by non-Argentine law, a court in another jurisdiction may determine that the minimum standards necessary for honoring and respecting an acuerdo preventivo extrajudicial in its jurisdiction were not satisfied. If that were to occur, all or some of the transactions that would be part of the restructuring could be challenged, and the Company may become subject to significant litigation.

See Item 8: “Financial Information—Legal Proceedings.”

Telecom’s inability to service its debt obligations has caused certain of its creditors to exercise their right to accelerate Telecom’s indebtedness to them.

On April 2, 2002, Telecom announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries, and on June 24, 2002, Telecom announced the suspension of interest payments on their outstanding financial indebtedness. As a result of these suspensions, Telecom’s creditors generally have the right to accelerate the maturity of its indebtedness to them and to demand payment of the full amounts payable under their respective debt instruments. Certain of Telecom’s creditors and creditors of Telecom Personal have exercised their rights to accelerate their maturity and Telecom has been informed that holders of its medium term notes have filed seven legal actions against it seeking enforcement of their rights under their notes. See Item 8: “Financial Information – Legal Proceedings.” The enforcement of such acceleration notices against Telecom would impair its ability to continue as a going concern. In addition, if Telecom is not successful in refinancing its outstanding financial indebtedness, it will continue to be significantly limited in its ability to meet its debt service obligations.

Rate adjustments could adversely affect Telecom’s revenues.

Because of the current economic crisis, and in accordance with the Public Emergency Law, in January 2002, rates for basic telephone services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The Argentine government and Telecom are currently in negotiations regarding the rates Telecom may charge in the future. According to the Public Emergency Law, while undertaking these negotiations, the government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of the Company. Telecom is unable to predict the outcome of these negotiations and the rate scheme which will be applied in the future. Moreover, Telecom is unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements on telecommunications companies, including Telecom, and if such conditions or requirements are imposed, whether Telecom will be able to meet them.

Rate restrictions and reductions of some scope and magnitude may continue for a number of years and may reduce revenues from basic services and other services. While the Company intends to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in dollar terms.

Telecom must comply with conditions in its license, some of which are outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services it provides. Telecom provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Any partial or total revocation of the license would be likely to have a material adverse impact on Telecom’s financial condition and results of operations. The Company’s dissolution and the declaration of bankruptcy are events which may lead to a revocation of the Company’s license under the List of Conditions. In addition, certain of the conditions of the license are not within Telecom’s control. For example, transfers or issuances of the capital stock of Nortel Inversora S.A. (“Nortel”) (which, as of the date of this report, owns approximately 54.74% of the common stock of Telecom) without the approval of the relevant regulatory bodies, and any transfer or issuance of Telecom’s capital stock that reduces Nortel’s ownership of Telecom to less than 51% without the approval of the regulatory bodies, may result in the revocation of Telecom’s license. Telecom has no control over the control and/or transfers of its shares and the control and/or transfers of the shares of Nortel. Although the transfer of Telecom’s shares by Nortel is subject to certain restrictions, these restrictions may not prevent a change in the indirect ownership of the holders of the shares of Nortel. For example, during 1999, Telecom Italia, which directly and indirectly owns 50% of Nortel’s common stock, was acquired by Olivetti. During 2001, Olimpia S.p.A., a company whose share capital is currently held by Pirelli S.p.A. (50.4%), Edizione Finance International S.A. (16.8%), IntesaBci S.p.A. (8.4%), UniCredito Italiano S.p.A. (8.4%) and Hopa S.p.A. (16%), acquired and as of May 9, 2003 owns 28.55% of the share capital of Olivetti. As of May 9, 2003, Olimpia also holds 504,825,562 Olivetti 1.5% 2001-2010 convertible bonds with a premium at redemption and 68,409,125 Olivetti 2001-2002 warrants on ordinary shares.

Telecom’s business now operates in a competitive environment and this is likely to reduce Telecom’s market share and may have material and adverse effects on its financial condition and results of operations.

Until October 1999, Telecom provided basic telephone services to the northern region of Argentina (the “Northern Region”) on an exclusive basis. The expiration of the exclusivity of Telecom’s original license at that time exposed the Company to the negative effects of competition. On June 9, 2000, the executive branch of the Argentine government issued Decree No. 465/00, which provided for the complete deregulation of the Argentine telecommunications market beginning November 9, 2000.

With the end of exclusivity and subsequent deregulation, Telecom and licensed provider groups, comprised of, among others, independent basic telephone service providers, mobile (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina, are now able to compete throughout Argentina. In providing local, domestic long-distance and international telephone services, such provider groups and other new competitors are now direct competitors of Telecom as a fixed line basic telephone services provider. Those groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom to the extent those services may be substitutes for fixed wireline telephony. As of the date of this annual report on Form 20-F, more than 150 licenses for local and/or long distance services had been granted since the end of the exclusivity period.

Competition is impacting Telecom’s business. The general business and economic climate in Argentina, including economic turbulence and regional differences in growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect the Company and its competitors differently, potentially to the relative disadvantage of the Company. The new competitive environment has resulted in decreases in rates, principally in the domestic and international long-distance services. Telecom expects that it will face additional pressure on the rates it charges for services and experience loss of market share for basic telephony service in the Northern Region. The market for cellular services is quite competitive as certain competitors are well capitalized in their networks and have substantial telecommunications experience. Competition is and will be affected by their respective business strategies and alliances. Accordingly, the Company may face additional pressure on the rates it charges for its services or experience loss of market share in this area. The Company also expects that the level of competition in its markets will increase in the future.

In light of the range of regulatory, business and economic uncertainties Telecom faces, as discussed in this “Risk Factors” section and elsewhere in this annual report on Form 20-F, it is difficult for the Company to predict with meaningful precision and accuracy the future market share of the Company in relevant geographic areas and customer segments, the speed with which change in the Company’s market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to Telecom’s overall financial condition and results of operations.

Telecom’s operations and financial condition could be affected by union activity and general labor unrest.

In Argentina, labor organizations have a substantial support and have considerable political influence. The demands of Telecom’s labor organizations have increased recently as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the end of the Convertibility Law (although the Duhalde government has attempted to alleviate this economic disparity through in-kind social welfare distributions).

While Telecom is attempting to negotiate with its labor organizations in order to mitigate the effects of the Argentine economy on the real wages of its employees, Telecom is limited in its abilities to resolve these issues since it has not received authorization for tariff increases. If Telecom is not able to resolve these issues with the labor organizations, these organizations may strike or cause other types of conflicts. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on Telecom’s ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In those circumstances, Telecom might face an immediate loss of revenue. Damage to the Company’s reputation might also result, with a potential longer-term negative effect on revenues. See Item 6: “Directors, Senior Management and Employees—Employees and Labor Relations.”

Telecom is involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for Telecom.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor. Pending claims against Telecom include:

•	A claim that Telecom should be held jointly and severally liable for amounts owed to the employees of ENTel, the provider of telecommunications services in Argentina prior to the privatization, despite a provision in the transfer agreement stating that ENTel would remain liable for such amounts.

•	A claim filed in 1995 against Telecom, Telefónica, Telintar (a former jointly owned subsidiary of Telefónica and Telecom) and the Argentine government seeking, among other things, nullification of certain tariff rules and agreements.

•	Seven legal actions filed by holders of Telecom’s medium term notes seeking enforcement of their rights under the notes.

•	An involuntary bankruptcy, or quiebra, petition initiated by an individual alleging to be a holder of a number of notes.

See Item 8: “Financial Information – Legal Proceedings.”

Nortel, as the principal shareholder of Telecom, may exercise its control in a manner that is not in Telecom’s best interest.

Nortel is Telecom’s principal shareholder, owning approximately 54.74% of Telecom’s capital stock as of the date of this report. Nortel owns all of Telecom’s Class A shares and, as of the date of this report, approximately 8.4% of Telecom’s Class B shares. Nortel has the ability to determine the outcome of any action requiring shareholder approval, including the election of a majority of directors and, subject to the requirements of Argentine law, the payment of dividends. Accordingly, Nortel is able to control the payment of dividends by Telecom, subject to the requirements of Argentine law, and to increase the amount or frequency of such dividend payments in order to fund expenditures or distributions by Nortel or for other purposes. The holders of Nortel’s common stock have also granted each other rights of first refusal with respect to the sale of Nortel common stock, which could have the effect of preventing or deterring changes of control.

Creditors of Telecom may be unable to attach certain assets of Telecom to secure a judgment.

Argentine courts will not enforce any attachment with respect to property which is located in Argentina and determined by the court to be dedicated to the provision of essential public services. A substantial portion of Telecom’s assets may be considered to be dedicated to the provision of an essential public service. If an Argentine court were to make such a determination with respect to certain of Telecom’s assets, those assets would not be subject to attachment, execution or other legal process and Telecom’s creditors may not be able to realize a judgment against the assets of Telecom.

Telecom may be subject to measures by the Argentine government which may impose an obligation to provide telecommunications services without compensation.

On June 12, 2002, the Argentine Congress passed Law 25,609 which, as of the date of this annual report, has not been published in the Official Gazette. Law 25,609 provides that Argentine telephone operators such as the Company must provide “indispensable telephony services” to the following entities (the “Beneficiaries”): (i) public hospitals and welfare institutions, (ii) public education facilities and (iii) Argentine armed forces. Law 25,609 has not defined the scope of “indispensable telephony services.” Pursuant to the terms of this law, the Company must continue to provide telephony services even if the Beneficiaries do not pay for such services. Subject to the implementation of this law and subsequent regulations that may be enacted thereunder, the Company may or may not be able to set-off any amounts due by the Beneficiaries against any amounts owed by the Company to the Argentine government.

The Executive Branch vetoed Law No. 25,609 and instead passed Decree No. 1174/02 on July 4, 2002. However, Law 25,609 may still become effective upon a 2/3 majority vote of the National Congress. Decree No. 1174/02, unlike Law 25,609, does not require Argentine telephone operators such as the Company to provide the above mentioned “indispensable telephony services” but does require a party wishing to suspend the provision of such services to provide 30 working days notice of such suspension to the affected entity and the Ministers or Secretaries of the Presidency of the Nation.

Telecom’s financial statements may not give you the same information as financial statements prepared under U.S. accounting rules.

Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, although Telecom is subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of domestic U.S. issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. Telecom maintains its financial books and records and prepares its financial statements in conformity with Argentine GAAP, which differs in certain respects from U.S. GAAP.

Telecom could be delisted from the New York Stock Exchange and/or the Buenos Aires Stock Exchange which would result in a loss of liquidity for Telecom’s securities.

Telecom’s Class B Shares are currently listed on the Buenos Aires Stock Exchange and Telecom’s ADSs are currently listed on the New York Stock Exchange. See Item 9: “The Offer and Listing.” Under its regulations, the Buenos Aires Stock Exchange will delist shares of a company under certain circumstances which include the company reporting a deficit under Argentine GAAP, a bankruptcy judgment against the company, liquidation, revocation of the company’s public offering authorization by the CNV and delisting by a foreign stock market. Notwithstanding these regulations, on May 29, 2002, the CNV passed certain resolutions consistent with a resolution of the Buenos Aires Stock Exchange Presidency under which shares of companies with negative net worth shall not be delisted if such negative net worth was a result of the devaluation of the peso resulting from the Public Emergency Law.

A company may be delisted from the New York Stock Exchange if its average global market capitalization falls below certain specified levels, its average daily closing price falls below certain specified levels for a specified period or if the listed company has a reduction in operating assets, undergoes bankruptcy or liquidation, violates public policy or its agreements with the New York Stock Exchange or the listed company’s securities are authoritatively determined to have no value. On July 29, 2002, Telecom was notified by the New York Stock Exchange that (i) it did not meet the minimum share price criteria for continued listing on the exchange and (ii) it must bring its share price and average share price back above $1.00 within six months of receipt of the notification or it would be delisted. Telecom agreed with the New York Stock Exchange that in order to remedy the price deficiency it would seek shareholder approval for a change in the ratio of common shares to ADSs at the annual shareholders’ meeting on April 30, 2003. However, prior to April 30, 2003, Telecom’s share price increased so that Telecom’s ADSs met the New York Stock Exchange’s standards on minimum price per ADS at the time of its annual shareholders’ meeting. Nevertheless, at its annual shareholders’ meeting held on April 30, 2003, Telecom’s shareholders granted its board of directors the power to change the ratio of ADSs to common shares if necessary in the future.

Even though Telecom’s board of directors now has the power to change the ratio of ADSs to common shares if necessary in the future, it is possible that the current economic and political conditions in which Telecom is operating may result in circumstances that require the delisting of its securities from the New York and/or Buenos Aires Stock Exchange. The delisting of Telecom’s securities from either of these exchanges will result in a loss of liquidity for the Company’s shares.

Risk Factors Relating to Investing in Argentine Companies

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the board of directors of Telecom has obtained since the privatization, and intends to obtain in the future, opinions of counsel concerning the compliance of the actions with Argentine law and Telecom’s bylaws (or regulations, if any). Although the issue is not free from doubt, based on advice of counsel, Telecom believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision.

Future Argentine government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the current Argentine crisis, the Argentine government has promulgated numerous, far-reaching and, at times, inconsistent laws and regulations affecting the economy as well as telecommunications companies in particular. Telecom cannot provide assurance that laws and regulations currently governing the economy or the telecommunications industry will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect Telecom’s business, financial condition or results of operations as well as Telecom’s ability to honor its foreign-currency denominated debt obligations.

Due to the current social and political crisis, companies in Argentina also face the risk of civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies, including royalty and tax increases and retroactive tax claims.

In addition, investments in Argentine companies may be further affected by changes in laws and policies of the United States affecting foreign trade, taxation and investment.

ITEM 4.	INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector corporations in Argentina in terms of revenues. Telecom has a non-expiring license (the “License”) to provide fixed-line public telecommunications services and basic telephone services in Argentina. The Company also provides other telephone-related services such as international long-distance service and data transmission and Internet service, and through its subsidiaries, wireless telecommunications services, telephone directories publication and data transmission. Through September 30, 1999, Telecom provided domestic and international telephony services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “Regulatory Framework Deregulation Plan Established by Decree No. 264/98.”

At December 31, 2002, the Company’s telephone system included approximately 3.6 million lines in service. This is equivalent to approximately 19 lines in service per 100 inhabitants in the Northern Region and 323 lines in service per employee.

The following table presents information relating to the activity of, Telecom’s percent ownership of and the percentage of Telecom’s consolidated total net sales represented by Telecom’s consolidated subsidiaries at December 31, 2002:

Subsidiary(1)	Activity	Percent Ownership		Percentage of Telecom’s Total Net Sales
Telecom Personal S.A.	Cellular Telephony and PCS	99.99		21.7
Núcleo S.A.	Cellular Telephony and PCS	67.50	(2)	4.4
Cable Insignia S.A. (3)	Cellular Telephony and PCS	75.00	(2)	0.0
Micro Sistemas S.A. (3)	Data Transmission	99.99		0.0
Telecom Argentina USA Inc.	International Service	100.00		0.0
Publicom S.A.	Publication of Directories	99.99		0.9

(1)	All incorporated in Argentina, except for Núcleo S.A. (Paraguay), Cable Insignia S.A. (Paraguay) and Telecom Argentina USA Inc. (USA).
(2)	Interest held indirectly through Telecom Personal.
(3)	Not operative as of December 31, 2002.

The Company’s principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

The Company’s agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware, 19715.

Recent Developments

The effects of the Public Emergency Law and the devaluation of the peso have made it difficult for Telecom and its subsidiaries to meet their debt service requirements on their outstanding financial indebtedness, principally because most of the companies’ revenues have been converted into pesos while most of their liabilities remain denominated in U.S. dollars, euro and Japanese yen. In addition, Telecom has not been able to increase tariffs in peso terms to offset the devaluation because tariffs with respect to a large portion of Telecom’s business may only be adjusted after renegotiation with the Argentine government. See Item 4: “Information on the Company–Rates.”

As a consequence of developments relating to the macroeconomic environment in Argentina and the Public Emergency Law, including the deterioration of the economic situation in Argentina, the devaluation and volatility of the Argentine peso, the pesification of Telecom’s rates and uncertainties surrounding the adjustment of Telecom’s regulated rates, in the first half of 2002 the Company announced the suspension of payments of principal and interest on its financial debt obligations. As a result, the Company is in default under its outstanding financial indebtedness.

Each of Telecom and Telecom Personal has been working with its respective financial advisors to develop a comprehensive plan to restructure its financial debt obligations. As part of its ongoing restructuring efforts, in June 2003, Telecom purchased and retired the equivalent of approximately US$208.5 million of its outstanding financial indebtedness for the equivalent of approximately US$115 million (representing a 45% discount) and repaid a portion of the accrued interest on its financial indebtedness. Telecom Personal and Publicom also purchased and retired the equivalent of approximately US$79.8 million and US$3.7 million, respectively, of their outstanding financial indebtedness for the equivalent of approximately US$44 million and US$2 million, respectively, and also repaid a portion of the accrued interest on their financial indebtedness. The Company and Telecom Personal have also been working with an ad hoc committee of certain of their creditors under credit facilities and, in Telecom’s case, representatives of certain bondholders to develop comprehensive restructuring plans. See Item 5: “Operating and Financial Review and Prospects–Ongoing Restructuring Efforts.”

These restructuring plans remain subject to significant uncertainties. If the Company’s and Telecom Personal’s efforts to restructure their financial indebtedness are unsuccessful, their creditors may seek to enforce their rights to repayment in court proceedings, including bankruptcy proceedings. In addition, as part of such debt restructurings, the Company may issue equity securities to its creditors, and possibly to Telecom Personal’s, which, depending on the terms of such securities, may result in dilution of the interests of the Company’s current shareholders. See Item 3: “Key Information—Risk Factors.”

History

The Company was created by Decree No. 60 of the Executive Power of the Republic of Argentina dated January 5, 1990 and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, the legal name of the Company was changed to “Telecom Argentina STET—France Telecom S.A.” The Company is organized as a sociedad anónima under Argentine law. The duration of the Company is 99 years from the date of registration with the Buenos Aires Public Registry of Commerce (July 13, 1990). The Company conducts business under the commercial name “Telecom.”

The Company commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer from the Argentine government of the telecommunications system in the Northern Region previously owned and operated by Empresa Nacional de Telecomunicaciones (“ENTel”). This transfer was made pursuant to the Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees (the “Privatization Regulations”) which specified the privatization procedure for ENTel.

The Privatization Regulations provided for:

•	the division of the Argentine telecommunications network operated by ENTel into two regions, the Northern Region and the southern region of Argentina (the “Southern Region”);

•	the granting to the Company and Telefónica of non-expiring licenses to provide basic telecommunication services in the Northern Region and Southern Region, respectively;

•	the granting to Telintar and Startel, each joint subsidiaries of the Company and Telefónica, of non-expiring licenses to provide certain telecommunications services; and

•	the transfer by ENTel of substantially all its assets and personnel and certain contracts into those companies.

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine government sold 60% of the common stock to Nortel, a holding company formed at that moment by a consortium (the “Consortium”) comprised of:

•	Telecom Italia S.p.A. (“Telecom Italia”), formerly STET Societá Finanziaria Telefónica p.a. (“STET”),

•	France Cables et Radio S.A. (“FCR”),

•	Pérez Companc S.A., formerly Compañía Naviera Pérez Companc S.A.C.F.I.M.F.A., (“Pérez Companc”), and

•	J.P. Morgan & Co. Incorporated (“J.P. Morgan”).

Pursuant to the Privatization Regulations, 10% of the Company’s common stock was transferred to certain ex-employees of ENTel and Compañía Argentina de Teléfonos S.A. (“CAT”) by the Argentine government, and the remaining 30% of the Company’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. See Item 6: “Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

On the Transfer Date, the Company also entered into a management contract (the “Management Contract”) with Telecom Italia and FCR (the “Operators”) pursuant to which the Operators have agreed to manage the business of the Company and to provide services, expertise and know-how with respect to the Company’s activities. See “—The Business—Management Contract.”

On April 15, 1992, the Company began to provide services to four of the six provinces formerly served by CAT. The Company provided public telecommunications services on an exclusive basis for a seven-year term, which expired on November 8, 1997. Telecom had the right, subject to regulatory approval and other conditions, to an extension of the period of exclusivity. On March 13, 1998, the Argentine government issued Decree No. 264/98, whereby the period of exclusivity was extended with respect to basic telephone services until October 1999. The decree further provided for a transition period prior to the full liberalization of the telecommunications market. Decree No. 264/98 also applied to Telintar, the holder of the non-expiring license to provide international telecommunications services in Argentina at that time. See “—Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

On August 12, 1999, Pérez Companc (owner of 25% of the ordinary shares of Nortel), and J.P. Morgan and J.P. Morgan Capital Corporation (jointly owners of 10% of the ordinary shares of Nortel) sold all of their shares of Nortel in equal parts to members of the Telecom Italia group and the FCR group.

On May 3, 2000, certain employees of Telecom participating in the employee Share Ownership Plan created by the Argentine government in connection with the privatization of ENTel, sold 44,458,431 Class B shares (represented by 7,600,000 ADSs and 6,458,431 shares) in an offering in the United States and in Argentina.

On March 1, 2001, the SC authorized the Company to amend its bylaws to expand its corporate purpose to include the marketing of equipment, infrastructure and goods of any type related or complimentary to telecommunications, and the performance of works and provision of all types of services, including consulting and security related to telecommunications, as well as the development of telecommunications technology and information processing systems. This expansion of the corporate purpose has been approved by the CNV.

Change of Fiscal Year End

The shareholders’ meeting held on September 14, 2000 approved the change in the closing date for the Company’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 17 of the Company’s bylaws which sets forth the closing date for the fiscal year.

Telecom’s Auditors

The consolidated financial statements of the Company for the years ended December 31, 2002 and December 31, 2001 included in Item 18 of this annual report on Form 20-F have been audited by Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global (Henry Martin, Lisdero y Asociados, Pistrelli, Díaz y Asociados and Pistrelli, Henry Martin y Asociados S.R.L. are all members of Ernst & Young Global and should be read indistinctly as the same accounting firm). The consolidated financial statements of the Company for the twelve-month period ended December 31, 2000 included in Item 18 of this annual report on Form 20-F have been audited by Price Waterhouse & Co. Effective January 1, 2003, Price Waterhouse & Co. has been appointed as an additional independent auditor for the Company. Price Waterhouse & Co. and Pistrelli, Henry Martin y Asociados S.R.L. are expected to jointly conduct the audit of the Company’s financial statements for the 2003 fiscal year and issue a joint audit report.

THE BUSINESS

General

The Company has a non-expiring license to provide fixed-line public telecommunications services and basic telephone services in Argentina. The Company owns public exchanges, a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region, and it also owns a network in the Southern Region. Telecom provides a variety of telephone-related services, directly or through its subsidiaries.

Telecom’s principal services are:

•	Basic telephone services. Telecom provides basic telephone services, including local and domestic long-distance telephone services and public telephone services. At December 31, 2002, Telecom had approximately 3.6 million lines in service.

•	International long-distance services. Telecom provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

•	Wireless telecommunications services. Telecom provides wireless telephone service throughout Argentina via cellular and PCS networks. Telecom also provides cellular and PCS services in Paraguay. As of December 31, 2002, Telecom had approximately 2.2 million wireless subscribers in Argentina and approximately 519,000 in Paraguay.

•	Data transmission and Internet services. Telecom provides Internet, Internet infrastructure and data transmission services including national and international broadcasting signal transport and videoconferencing services. As of December 31, 2002, Telecom had approximately 147,000 dial-up subscribers and approximately 30,000 Asymmetric Digital Subscriber Line (“ADSL”) subscribers to its Internet service.

•	Other telecommunications services. Other services provided by Telecom include telecommunications consulting, telecommunications equipment and maintenance services and publication of telephone directories.

See Note 16 to the Company’s Financial Statements and Item 5: “Operating and Financial Review and Prospects—Results of Operations” for additional information as to Telecom’s results of operations by business segments.

Through September 30, 1999, Telecom provided domestic and international telephony services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the basic telephone service market. As a result, Telecom has commenced offering services throughout Argentina and competes with Telefónica and with a number of new operators throughout its markets. The Argentine telecommunications market was opened to full competition beginning in November 2000. See “—The Business—Competition.”

The Company’s operations are subject to a complex series of laws and regulations of the government of Argentina. In addition, the Company is subject to the supervision of the Comisión Nacional de Comunicaciones (the “CNC”) and the Secretaría de Comunicaciones (the “SC”) (collectively the “Regulatory Bodies”). See “—Regulatory Framework.”

The Argentine government has taken certain measures that have affected revenues from the services the Company provides. By the enactment of the Public Emergency Law, the rates charged by the Company for measured service, public telephone service, national and international long distance, some supplementary services and monthly basic charges and installation charges have been pesified. The Company cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect the Company’s future revenues. See Item 4: “Information on the Company—Rates” and Item 5: “Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

Basic Telephone Services

Telecom is the principal provider of “basic telephone services” in the Northern Region, and since late 1999 has also provided basic telephone services in the Southern Region. The term “basic telephone services” means the supply of fixed telecommunications links which form part of the public telephone network, or are connected to such network, and the provision of local and domestic long-distance telephone service.

Prior to October 1999, Telecom provided services in the Northern Region on an exclusive basis. Telecom’s license was granted on an exclusive basis for a period of seven years from the Transfer Date, subject to Telecom’s compliance with specified quantitative and qualitative conditions. On March 13, 1998, the Argentine government issued Decree No. 264/98, which extended the period of exclusivity with respect to basic telephone and international long-distance services until October 1999. The decree further provided for a transition period prior to the full liberalization of the telecommunications market.

As a result of the liberalization plan, Telecom began to offer telephone services in the Southern Region in October 1999 and has begun to face competition in the Northern Region. On March 31, 1999, the Argentine government granted Telecom a non-expiring license to provide telecommunications services in the Southern Region including fixed-link local, national and international long-distance telephony, data transmission and international telex services, national and international point-to-point links and the power to lease links to other providers of telecommunications services. Telefónica has the dominant market share for provision of telecommunication services in the Southern Region.

The Company’s Domestic Telephone Network

The Company’s domestic fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the development of the Company’s domestic telephone network:

	September 30, 1998	September 30, 1999	December 31, 2000		December 31, 2001	December 31 2002
Number of installed lines(1)	3,354,866	3,577,807	3,723,936		3,800,058	3,802,464
Net lines installed (during each period)	262,403	222,941	146,129	(3)	76,122	2,406
Net lines installed cumulative	1,783,902	2,006,843	2,152,972		2,229,094	2,231,500
Number of lines in service(2)	3,349,307	3,424,596	3,839,831		3,891,800	3,590,284
Net lines in service added for the period	263,238	73,289	415,235	(3)	51,969	(301,516)
Net lines in service added cumulative	1,947,338	2,020,627	2,437,862		2,489,831	2,188,315
Lines in service per 100 inhabitants	18.8	19.1	21		21	19
Pending applications	50,318	16,303	66,900		40,100	20,300
Percentage of lines connected to digital exchanges	100	100	100		100	100
Total public phones	57,932	71,407	80,036		82,176	79,812

(1)	Reflects total number of lines available in switches.
(2)	Reflects number of lines capable of generating traffic. Includes direct inward dialing lines, which do not use installed line capacity.
(3)	Reflects information from September 30, 1999 up to December 31, 2000.

Basic Telephony Revenue

Monthly Basic Charges. The Company bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice and, through January 6, 2002, translated to pesos at the applicable exchange rate. See the information contained in “—Recent Developments” above and “—Rates” below. The number of pulses varies depending on the type of customer. Until the issuance of Decree No. 92/97 on January 31, 1997, the monthly basic charge included a number of free pulses (“free pulses”) that varied depending on the type of customer and the number of lines in the area. As a consequence of the application of Decree No. 92/97, and in order to offset tariff reductions in domestic and international long-distance services, free pulses were eliminated for all categories of customers, and monthly basic charges were equalized throughout the country. Decree No. 92/97, however, provided for a special reduced tariff to certain low consumption residential and retired customers. See “—Rates.” The Company estimates that approximately 83% of lines in service as of December 31, 2002 were for residential customers and approximately 17% were for professional, commercial and government customers. Additionally, due to the regulatory regime, the Company is obliged to offer discounts to low consumption customers.

Measured Service. In addition to a monthly basic charge, the Company collects a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per pulse at the time the call is made and, through January 6, 2002, translated to pesos at the applicable exchange rate. Additionally, due to the competitive environment the Company had offered discounts to customers mainly for domestic long distance service which reduced the revenues billed for this service. However, these discounts were eliminated during 2002. See the information contained in “—Recent Developments” above and “—Rates” below. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. Historically, the only type of unit of usage used to determine charges had been the pulse, a fixed value unit. During the summer months (December through March) there is a lower consumption of pulses due to the fact that many customers are on vacation.

During the years ended December 31, 2002, December 31, 2001 and December 31, 2000, local minutes were approximately 13.0 billion, 14.0 billion and 13.6 billion, respectively, of which approximately 7.0 billion, 7.4 billion and 6.1 billion were related to calls made for 0610-Internet access, respectively.

During the years ended December 31, 2002, December 31, 2001 and December 31, 2000, domestic long-distance minutes were 2.4 billion, 2.5 billion and 2.4 billion, respectively.

The Company estimates that in the year ended December 31, 2002 approximately 59% of measured service revenues was generated by residential customers, and approximately 41% was generated by professional, commercial and government customers. The Company estimates that in the year ended December 31, 2001, approximately 57% of measured service revenues was generated by residential customers, and approximately 43% was generated by professional, commercial and government customers.

Decree No. 92/97 significantly reduced the average weighted domestic long-distance tariff. Maximum long-distance tariffs were reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff; this represented a reduction of approximately 83%. Decree No. 92/97, however, increased urban tariffs during the “peak time” hours between 10 a.m. and 1 p.m. on business days, Mondays through Fridays. In addition, Decree No. 92/97 extended the normal time until 10 p.m. and reduced the duration of a call that may be made under a night pulse from 6 to 4 minutes. As a result, Decree No. 92/97 increased urban tariffs by approximately 12%. See “—Regulatory Framework—Decree No. 92/97.” The price cap reduction of 4%, effective as of November 8, 1997, eliminated the “peak time” urban hour tariff, reestablished the time that was effective before the rate rebalancing established by Decree No. 92/97 (8 a.m. to 8 p.m.) as the normal time and reduced certain domestic long-distance tariffs.

Domestic Long-Distance Calls. The price of domestic long-distance calls varies with the time of day, the day of the week, the distance of the call and the duration of the call and the price per pulse existing at the billing time. The Company’s domestic long-distance rate structure was revised effective May 1, 1992 as part of the process of rate restructuring and were further revised in 1997 as part of the rate rebalancing. Annual reductions to the general rate levels established in the List of Conditions (price cap) have been implemented by reducing interurban tariffs. The annual aggregate price cap reduction of 2% effective in November 1996 was effected by a uniform 4% reduction in all long-distance tariffs. The annual aggregate price cap reduction of 4% required pursuant to the List of Conditions was implemented on November 8, 1997, having the effect of reducing certain domestic long-distance tariffs, among other tariff reductions in connection therewith. The annual aggregate price cap reduction of 4% effective November 8, 1998 included an average 10% reduction in interurban rates. Additionally, due to the competitive environment the Company offers discounts to customers mainly for domestic long distance service. This practice has reduced the revenues billed for this service.

Internet Access – 0610 Service. On March 11, 1998, Telecom began providing 0610-access service to access the Internet through authorized Internet Service Providers (“ISPs”) at promotional rates. These rates feature an average discount of 47% for 30-minute communications (urban tariff), depending on the time and the day of the week. Traffic generated by this service in years 2002 and 2001 amounted to 7.0 billion and 7.4 billion minutes, respectively.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new phone lines. The Company must gradually reduce installation charges pursuant to an agreement with the Argentine government. See “—Rates.”

Dedicated Lines. The Company provides dedicated lines primarily to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, the Company receives revenues that, in the case of dedicated analog interurban lines, are fixed by pulses according to the price of interurban calls (corresponding to the distance of such calls). The tariff for interurban analog dedicated lines was reduced as a consequence of the reduction of the price of interurban calls according to Decree No. 92/97. In addition, the Company reduced the tariffs for interurban digital dedicated lines in order to maintain consistency with the Company’s general tariff structure.

Interconnection Revenues. As of October 1999, Telecom has started to collect fees from other operators related to interconnection services which primarily includes access, termination and long-distance transport of calls.

Telintar and Startel Charges. The Company charged Telintar primarily for the use of the Company’s network and other administrative services, such as billing and collection. See “—The Business—International Long-Distance Service.” The Company charged Startel primarily for the lease of circuits. As of September 30, 2000, Telecom Internacional S.A. (“Telecom Internacional”) and Startel have been merged into the Company. See “—The Business—International Long-Distance Service” and “—The Business—Data Transmission Services and Internet Access—Startel.”

Public Phones. As of December 31, 2002, there were 79,812 public telephones installed of which 8,140 are in the Southern Region. The majority of the public phones are located on premises owned by third parties (such as store owners) who are billed for usage. In an effort to increase the availability of public telephone service, the Company began to offer incentives to individuals and small companies to encourage them to install public telephones on their premises. The Company has installed new modular public telephones offering both local and long-distance connections. These telephones accept coins or prepaid calling cards; however, the majority of such phones installed by Telecom only accept prepaid calling cards, which decreases the Company’s exposure to theft from public telephones. Additionally, the Company has installed public telephone telecommunication centers providing access to public telephone, Internet and fax services.

Public phone rates were decreased substantially as a result of Decree No. 92/97. In addition, the liberalization of public telephone services began in December 1998 pursuant to Decree No. 264/98. See “—Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

Other. Other basic telephone services include charges for supplementary services (such as call waiting, call forwarding, conference calls, voicemail and itemized billing), directory services, access provided to independent operators (co-operatives) and operator assistance.

International Long-Distance Service

Telecom holds a non-expiring license to provide international telecommunications services in Argentina including voice and data services and international point-to-point leased circuits. Prior to April 30, 1999, Telecom provided these services through Telintar, a subsidiary jointly held by Telecom and Telefónica. Effective May 1, 1999, Telecom and Telefónica dissolved Telintar, at which time Telecom commenced providing international long-distance service for the Northern Region through Telecom International, a wholly owned subsidiary. Until October of 1999, the license applied on an exclusive basis. Effective October 1, 1999, Telecom International and Telecom merged, at which point Telecom assumed the rendering of international services. See “—Regulatory Framework— Regulations Applicable to International Telecommunications Services.”

Revenues from international long-distance service reflect payments under bilateral agreements between Telecom (or its predecessor subsidiaries) and foreign telecommunications carriers, covering virtually all international long-distance calls into or out of Argentina. Net revenues from international long-distance service therefore consist mainly of:

•	amounts earned from outgoing phone calls by the Company’s customers (and Telefónica’s customers when operations were rendered by Telintar) and from Telefónica’s customers through the presubscription process;

•	net amounts earned from foreign telecommunications carriers for connection to the Argentine telephone network;

•	international telex;

•	international point-to-point leased circuits; and

•	international data services.

The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. For years 2002, 2001 and 2000 incoming traffic with carriers measured in minutes was 274 million, 237 million and 230 million, respectively.

Since 2000, approximately 100% of the Company’s installed lines have been able to dial international telephone calls directly. Outgoing traffic for years 2002, 2001 and 2000 measured in minutes was 188 million, 207 million and 204 million, respectively.

In years 2002, 2001 and 2000, approximately 17%, 18% and 20%, respectively, of international long-distance outgoing traffic was to the United States. International traffic between Argentina and Brazil, Spain and Uruguay is also substantial.

Since 1992, international tariffs have been reduced annually as a consequence of the application of the price cap. Decree No. 92/97 also resulted in a reduction of approximately 42% of the average weighted tariff for international long-distance calls.

During year 1998, as a result of the combined effect of the rate restructuring and several new promotional plans, outgoing traffic increased and other competitive long-distance telephone services such as call-back continued to decline. During years 1999 and 2000, the Company reduced international long-distance rates in order to compete with the new providers of long-distance calling services. See “—The Business—Competition—Basic Telephone and International Long-Distance Services.”

Telecom is connected to the “Unisur” submarine fiber optic cable, which links Argentina, Brazil and Uruguay and joins with the “Americas II” submarine fiber optic cable, which connects Brazil, Trinidad and Tobago and the United States. Telecom is also connected to the “Columbus II” submarine fiber optic cable, which links Mexico, the United States, the Virgin Islands, Spain, Portugal and Italy. These cables are connected with the submarine cable network currently in service.

Telecom is a member of a consortium of telecommunications companies involved in the Atlantis II submarine cable system project that provides fiber optics links with Europe, via Brazil, Senegal, Cabo Verde, Spain and Portugal. The cable is 11,900 kilometers long and entered into service in the year 2000.

Wireless Telecommunications Services

Telecom provides wireless telephone services via cellular and PCS networks in Argentina and Paraguay.

Wireless Telecommunication Services in Argentina

Telecom provides wireless telephone service throughout Argentina via cellular and PCS networks. Since October 1999, all of the Company’s wireless telephony services in Argentina are provided through Telecom Personal S.A. (“Telecom Personal”), a 99.99% owned subsidiary. Publicom S.A. (“Publicom”) owns the remaining 0.01% of Telecom Personal.

Telecom Personal

Telecom Personal utilizes digital TDMA technology in both networks and offers advanced supplementary cellular services such as voice mail, message signaling, caller-ID, short messaging services, call transferring, call waiting, call conferencing, IVR dialing, national and international roaming and automatic call routing. Telecom Personal has also introduced wireless Internet access. The Company’s service offerings include prepaid cellular services allowing increasing penetration of wireless services in diverse markets. Additionally, Telecom Personal has launched prepaid service. Because customers are not required to enter into contractual commitments, they are able to obtain cellular service based solely on their usage, with no monthly fees.

At December 31, 2002 and 2001, Telecom Personal had 2,190,724 and 2,135,804 subscribers, respectively. In fiscal years 2002 and 2001, Telecom Personal had consolidated net sales of P$1,034 and P$1,822 million, respectively. Telecom Personal had consolidated net sales of P$1,920 million for the year ended December 31, 2000.

The Company commenced offering cellular telephone services in 1993 through Miniphone, a company owned 50% by Telecom and 50% by Telefónica. The initial coverage area included Metropolitan Area Buenos Aires, which extends to the city of La Plata to the South, the city of Campana to the North, the city of General Rodríguez to the West and the city of Monte Grande to the Southwest (the “Miniphone Region”). In 1996, the Company formed Telecom Personal and commenced providing cellular service on one of the two available bands in the Northern Provinces of Argentina outside the Miniphone Region.

Telecom Personal holds cellular licenses over the second band of the Mobile Cellular Radiocommunication Service (“SRMC”) in the Miniphone region and the second band of the Mobile Telephone Service (“STM”) in the Northern Region. See “—Regulatory Framework—Regulations Applicable to Mobile Telephone Services.” In 1999 the Company acquired PCS licenses in the Metropolitan Buenos Aires Region, the Southern Region and the Northern Region.

During 2001, Telecom Personal introduced GSM and GPRS technology into its network. The Company has initially installed these technologies in some areas of the AMBA region and provided partial coverage in some of the main cities of Argentina’s interior. The existing coverage is mainly designed to introduce and test the technology in Telecom Personal’s network, to start to offer 2.5 generation services and to capture roaming traffic coming from foreign visitors (such as tourists and business travelers).

Telecom Personal competes all over the country with Telefónica Comunicaciones Personales S.A. (“Unifón”), Movicom and CTI. See “— Competition.”

Miniphone

The Company commenced offering cellular telephone services in 1993 under the product name “Miniphone.” The Miniphone service was provided through Miniphone, a company owned 50% by Telecom and 50% by Telefónica. Telecom and Telefónica received a joint license to provide cellular telecommunications services over the SRMC in the Miniphone region.

On July 5, 1999, the SC authorized the division of Miniphone granting Telecom Personal and Unifón separate licenses to continue providing the services provided by Miniphone. Effective October 1, 1999, Telecom Personal and Unifón assumed the rights and obligations involved in rendering services as continuing companies of Miniphone, which was dissolved without liquidation. Telecom Personal and Unifón jointly operate the former Miniphone’s 800 MHZ network through a special vehicle named “Red-Miniphone Agrupación de Colaboración Empresaria.”

Beginning in year 2000, revenues from cellular services previously rendered by Miniphone are contained in Telecom Personal’s revenues.

PCS Network Facilities

The Company, through Telecom Personal, participated in the auction of PCS licenses held in 1999. In addition, prior to its reorganization, Miniphone had acquired a 20 MHZ PCS band in the Metropolitan Buenos Aires Region.

In connection with the acquisition of PCS licenses by Telecom Personal and Miniphone, Telecom has agreed to guarantee certain indebtedness of Telecom Personal and Miniphone relating to payment of future installments of the purchase price for their respective licenses, and has agreed to act as a surety with respect to Telecom Personal’s and Miniphone’s obligations under the PCS Licenses. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Buenos Aires Area. Two licenses of 40 MHZ in the PCS Band for the region, including metropolitan Buenos Aires, in which Miniphone operated, were auctioned by the Argentine government at a public auction held on June 16, 1999. One of the two licenses was awarded to Telecom Personal and Unifón, who bid jointly for the license. In addition, Miniphone exercised the right to acquire a license of 20 MHZ in the PCS Band. Telecom Personal and Unifón subsequently divided the 40 MHZ license awarded to the two companies and the additional 20 MHZ license granted to Miniphone.

Interior Region. In 1999 Telecom Personal was awarded one of two 40MHZ licenses in the PCS Band in the Southern Region. In 1999 Telecom Personal also exercised the right to acquire a license of 20 MHZ in the PCS Band in the Northern Region.

Wireless Telecommunications Services in Paraguay

Telecom provides wireless telephone services via cellular and PCS networks in Paraguay through Núcleo S.A. (“Núcleo”), which is 67.5% owned by Telecom Personal and 32.5% owned by ABC Telecommunications, a Paraguayan corporation.

Núcleo commenced providing cellular services in Asunción and the surrounding areas in June 1998, using the commercial name Personal. Núcleo has in place a cellular network with 122 cell-sites, using Digital AMPS TDMA technology. The service is being offered through the 800 and 1900 MHZ frequency bands. In 1997, Telecom Personal was awarded a nationwide license to provide cellular services on the B Band, and also acquired an interest in a PCS license for the Asunción and the greater Asunción area, by acquiring shares in Cable Insignia S.A. Núcleo began providing PCS services on December 1, 1998.

As of December 31, 2002 and 2001, Núcleo had 519,000 and 500,588 customers, respectively. For the year ended December 31, 2002, Núcleo had net sales of P$176 million. For year ended December 31, 2001, Núcleo had net sales of P$134 million.

In 1997 Telecom Personal agreed to acquire 75% of the outstanding shares of Cable Insignia S.A. (“Cable Insignia”), a Paraguayan corporation that held a license granted by the Comisión Nacional de Telecomunicaciones del Paraguay (“CONATEL”) to install and operate a PCS network in several areas of Paraguay. The purchase price was US$1.87 million, payable in two installments. The first installment of US$0.92 million was paid upon transfer of the shares. The remainder was payable within 5 years, subject to extension of the license. As of October 1, 1998, CONATEL authorized the transfer of Cable Insignia’s PCS license to Núcleo, thereby consolidating cellular telephony services and PCS services in Núcleo.

In October 2002, CONATEL, through Resolution No. 1292/02, extended the license granted to Núcleo for providing cellular services for an additional 5-year period beginning as of October 22, 2002.

Also in October 2002, CONATEL, through Resolution No.1293/02, extended the license for the provision of PCS services initially granted to Cable Insignia and later transferred to Núcleo, for an additional 5-year period beginning as of October 22, 2002, and expanded the area of operation of the license to include all of Paraguay.

The extension of the PCS license originally granted to Cable Insignia fulfilled the condition requiring Telecom Personal to pay the remaining balance of the purchase price for the acquisition of Cable Insignia’s shares. The remaining balance was paid in February 2003.

On April 25, 2003, an extraordinary shareholders’ meeting of Cable Insignia was held whereby the shareholders decided to dissolve Cable Insignia because the company’s activities had ceased as a result of the transfer of its PCS license to Núcleo.

Data Transmission Services and Internet Access

Telecom provides Internet and data transmission services including Internet infrastructure and application services, national and international broadcasting signal transport and videoconferencing services.

Data

The data services business includes nationwide data transmission services, national and international value-added services, national and international broadcasting signal transport and videoconferencing services. Telecom also provides certain value-added services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are provided mainly through frame relay and ATM networks. The Company has a non-expiring license to provide the aforementioned services. This business faces competition from Telefónica and from several providers of niche data services such as Impsat, MetroRed, Comsat, AT&T and IPlan.

Beginning on September 30, 2000, data services are being provided through the Company. Previously, data services had been provided through Telecom Soluciones S.A. (“Telecom Soluciones”), a 99.99% owned subsidiary, and Startel, a company owned 50% by the Company and 50% by Telefónica.

Internet

The Company introduced its Internet service under the brand name ARNET in 1998. The service is mainly offered in the major cities of Argentina. At December 31, 2002, the service had approximately 176,616 Internet subscribers, which the Company estimates represents a market share of approximately 36%. This business faces competition from Telefónica (Advance), AT&T, IPlan, Grupo Clarín, (Prima), Netizen, Fullzero, UOL, Cablevisión (Fibertel), among others.

Telecom has been providing Internet-related services directly to its customers since November 2001.

Before November 2001, Telecom’s Internet sources were provided through its subsidiaries Telecom Internet S.A. (“Telecom Internet”) and Telecom Soluciones which was merged into Telecom Internet.

Merger of Telecom Argentina and Telecom Internet

On November 6, 2001, the boards of directors of Telecom Argentina and Telecom Internet subscribed a preliminary agreement of merger, to be effective from December 1, 2001, of the two companies. The merger was subject to approval of the applicable regulatory body and the shareholders of both companies. Shareholder approval was obtained at the shareholder meetings of each company in April 2002. Approval of the applicable regulatory body was obtained through Resolution No. 495, dated November 28, 2001, which authorized Telecom Internet to transfer its license to render Internet access service to Telecom Argentina.

Telecom Soluciones

Until September 2000, certain data services and the Company’s Internet service was provided through Telecom Soluciones (99.99% owned by Telecom and 0.01% by Publicom).

Division-Merger of Telecom Soluciones and Formation of Telecom Internet

On April 10, 2000, the Boards of Directors of the Company and Telecom Soluciones approved a preliminary agreement of division-merger in connection with the corporate reorganization of Telecom Soluciones. On September 29, 2000, Resolutions Nos. 429/00 and 430/00 of the SC authorized the transfer of the licenses held by Telecom Soluciones to Telecom and granted a license to provide telecommunications services to Telecom Internet.

Through this corporate reorganization, which became effective as of September 30, 2000, Telecom Soluciones was divided into two parts. The part dedicated to providing Internet-related services was merged with Telecom Internet, which is 99.99%-owned by the Company and 0.01%-owned by Publicom. The other part, which provided mainly data services, was merged into the Company.

Telecom Soluciones had a 99.99% interest in Micro Sistemas S.A. (the other 0.01% being held by Publicom), a company that developed, manufactured, imported and exported and sold electronic equipment. Telecom Soluciones transferred this participation to Telecom.

Telecom Soluciones had a 25% equity stake in Multibrand S.A. (“Multibrand”), which has joined together with other leading companies in Argentina to launch a customer loyalty program named Travelpass. The program grants points to customers based on their use of services and products provided by participating companies which includes several telecommunications services, such as voice, cellular and Internet services. Customers can use their points to receive access discounts, free travel and other benefits. Telecom Soluciones transferred this participation to Telecom.

On March 21, 2003, Telecom sold to Shell Compañía Argentina de Petróleo S.A. its 300 shares of Multibrand. Therefore, Telecom and Telecom Personal no longer participate in the Travelpass program.

Startel

Prior to January 1, 2000, Telecom provided telex, telegraph, mobile maritime and certain value-added services, including electronic standard documents telecommunication software exchange and fax storage and delivery service through Startel, a company owned 50% by the Company and 50% by Telefónica. Other services formerly offered by Startel such as data transmission continued to be offered separately through Telecom Soluciones and Advance Telecomunicaciones S.A. (“Advance”), a wholly owned subsidiary of Telefónica.

On November 5, 1999, the SC, through Resolution No. 1995/99, authorized the division of Startel granting the Company and Telefónica, as successors of such company, separate licenses to render the national telex service. Consequently, both companies agreed to dissolve Startel without liquidation such that the shareholders equity was assigned in equal parts to the Company and Telefónica, effective January 1, 2000.

Telephone Directories—Publicom

Telecom owns a 99.99% interest in Publicom, while Nortel owns the remaining 0.01%. Publicom’s principal business is editing, printing, selling and distributing publications, including telephone subscriber directories in the Northern Region (“yellow pages”), leaflets, magazines, annuals and other directories. In addition, Publicom sells advertising in such publications and develops and sells advertising linked to telephone service. Pursuant to regulations of the SC, Telecom—through Publicom—must provide, on an annual basis, all clients with free telephone directories for the area of their respective domicile. Publicom also holds a 5.75% interest in Nahuelsat S.A. (“Nahuelsat”), a company that provides, installs and operates satellite communications systems and markets such services.

For the years ended December 31, 2002 and 2001, Publicom had net sales of P$37 million and P$189 million, respectively. Since October 2001, the activities performed by the call center for the 110 number and its employees have been transferred to Telecom.

Telecom Argentina USA Inc.

The Board of Directors of the Company approved the establishment of a wholly-owned subsidiary in the United States, named Telecom Argentina USA Inc., which has been organized as a corporation under the laws of the State of Delaware (the “U.S. Subsidiary”). The U.S. Subsidiary was granted an FCC 214 license by the Federal Communications Commission (the “FCC”) for the provision of international long-distance telecommunications services in the United States. Telecom Argentina USA is currently operating through commuting and transmission facilities rented from other service providers and its business, at the moment, is mainly focused on wholesale long distance international traffic.

Participation in Latin American Nautilus

The Board of Directors of the Company approved the acquisition of a 10% interest in Latin American Nautilus S.A., a company organized under the laws of Luxembourg (“Latin American Nautilus”). The other shareholders of Latin American Nautilus are Telecom Italia (70%), Empresa Nacional de Telecomunicaciones S.A. of Chile (10%) and Entel S.A. of Bolivia (10%).

The objective of Latin American Nautilus is to participate in and manage operating companies in various countries. The operating companies will own telecommunications infrastructure or sell the rights to use and provide services related to telecommunications infrastructure, primarily submarine cables. Latin American Nautilus will also manage an undersea and terrestrial fiber optic ring network which links up major cities in Latin America with Central and North America.

Management Contract

On the Transfer Date, the Company entered into the Management Contract with the Operators pursuant to which the Operators have agreed to manage the business of the Company and to provide services, expertise and know-how with respect to the entire range of activities conducted by the Company. As required by the List of Conditions, the Management Contract provides the Operators with full management powers. The basic terms and conditions of the Management Contract are set forth below.

Operator Responsibilities

The responsibilities of the Operators include: (1) the provision of knowledge and expertise, (2) the provision of personnel, particularly highly qualified management personnel, (3) the development of general policies and strategies and (4) the application of the most appropriate technology and expertise available. Pursuant to the terms of the Management Contract and the Privatization Regulations, the Operators have joint and several responsibility for their obligations under the Management Contract.

Duration

The term of the Management Contract was seven years from the Transfer Date. It was automatically extended upon the extension of the exclusivity period as provided for by the List of Conditions. Under the original Management Contract, the parties were obligated to begin renegotiations of an extension of the Management Contract six months before its expiration.

The Management Contract does not provide for specific events of termination. Termination of this Management Contract without the consent of the relevant Regulatory Body is a basis for revocation of the Company’s License.

On August 9, 1999, the Operators and the Company negotiated the extension of the Management Contract with approximately the same terms and conditions for a period of five years. This contract can be renewed for an additional period of five years by agreement of both the Company and the Operators under certain circumstances.

Management Fee

Under the Management Contract, the Operators were entitled to receive an annual management fee equal to 3% of the Company’s total annual revenues, net of VAT and turnover tax, payable quarterly in dollars. In addition, the Company had agreed to pay the Operators separate fees for any special services rendered by the Operators. The Company had also agreed to pay any Argentine withholding taxes applicable to the management fee to be received by the Operators. As discussed in more detail below, upon the request of the Company, the Operators have agreed to suspend the Management Fee from April 1, 2002 until the end of the contract in October 2004. For the 2002 fiscal year, the total fees paid under the Management Contract, including fees for special services, were approximately P$27 million.

Amendment of the Management Contract

As part of the Company’s plan to reduce expenses and investments in order to minimize the effects of the severe Argentine economic crisis affecting the business of the Company, the Board of Directors of Telecom, at the meeting held on August 9, 2001, empowered certain executive officers to undertake negotiations and agree with the Operators on amendments to the Management Contract.

In October 2001, considering the recession existing in Argentina, the Operators and Telecom agreed to temporarily reduce the Management Fee set forth in section 2.7 of the Management Contract from 3% to 1.25%. The parties agreed that this reduction would not affect the services to be rendered by the Operators and would be applied from October 1, 2001 to March 31, 2002.

Additionally, Telecom subsequently requested that the Operators suspend the collection of the Management Fee from April 1, 2002 until the state of economic emergency declared by the Public Emergency Law subsided.

In May 2002, the Operators agreed to temporarily suspend, from April 1, 2002 until December 31, 2002, certain provisions stated in Article II of the Management Contract (which includes the provisions relating to payment of the Management Fee) except for the provisions relating to the collaboration between highly qualified personnel of the Operators and Telecom. This amendment does not affect Telecom’s rights to require the Operators to provide assistance on specific projects upon request in compliance with Article III of the Management Contract. In December 2002, in light of the continuing crisis in Argentina and its impact on Telecom, the Operators agreed to extend this suspension until the end of the contract in October 2004.

Further, the Operators, in compliance with Decree 62/90, confirmed their commitment to give Telecom all of the support and cooperation reasonably within their reach in order to help Telecom overcome its current difficulties. Telecom has agreed to reimburse the Operators’ travel expenses in connection with management services provided during the suspension of the Management Fee.

Description of Operators

The Company’s Operators, each of which has an indirect interest in the Company, are briefly described below.

Telecom Italia

At the end of 2002, the Telecom Italia Group was one of the world’s largest fixed telecommunications operators, with approximately 27.1 million subscriber fixed-lines installed (including ISDN equivalent lines). Through its subsidiary TIM, the Telecom Italia Group was also the largest mobile telecommunications operator in Italy and one of the largest in the world. The Telecom Italia Group’s international portfolio of subsidiaries and investments includes fixed and mobile telecommunications companies which operate mainly in Latin America and certain countries in Europe. The legal and commercial name of the Company is Telecom Italia S.p.A. The Company is incorporated as a joint stock company under the laws of Italy. The duration of the Company extends until December 31, 2050. The registered offices of Telecom Italia is at Piazza degli Affari 2, 20123 Milan, Italy. The corporate headquarters and the principal executive offices of Telecom Italia are located at Corso d’Italia 41, 00198 Rome, Italy.

On July 18, 1997, the Company’s predecessor company was merged with and into STET-Società Finanziaria Telefonica-per Azioni (“STET”), its parent holding company, with STET as the surviving corporation. As of the effective date of the merger, STET changed its name to Telecom Italia S.p.A. In November 1997, the Ministry of the Treasury of the Republic of Italy (the “Treasury”) completed the privatization of Telecom Italia selling substantially all of its stake in the Telecom Italia Group through a global offering, and a private sale to a stable group of shareholders. On May 21, 1999 Olivetti, through a tender offer, obtained control of the Telecom Italia Group when approximately 52.12% of Telecom Italia Shares were tendered to Olivetti. Through a series of transactions which started in July 2001, Olimpia acquired a 28.7% stake in Olivetti which resulted in the replacement of the then Board of Directors. On December 9, 2002 the Treasury sold all its remaining stake in the Company’s ordinary and savings share capital. More recently Hopa, the merchant bank led by Emilio Gnutti which participated in the 1999 take-over of Olivetti, gained a 16% stake in Olimpia, leading to a proportional reduction of the other shareholders.

The shares of Telecom Italia are publicly traded in Italy and at the NYSE.

On March 11, 2003, the Boards of Directors of Telecom Italia and Olivetti met to discuss the proposed merger of Telecom Italia with Olivetti (the “Merger”), in which Olivetti would be the surviving company, changing its name to Telecom Italia S.p.A. upon the Merger becoming effective. At that time each of the Telecom Italia Board and Olivetti Board agreed that the proposed Merger transaction should be explored, and established a proposed exchange ratio of seven Olivetti Ordinary Shares for each Telecom Italia Ordinary Share and seven Olivetti Savings Shares for each Telecom Italia Savings Share. Telecom Italia was advised by Lazard & Co. S.r.l. and Goldman Sachs SIM S.p.A. and Olivetti by JPMorgan Chase Bank.

The Telecom Italia Board and the Olivetti Board reconvened on April 15, 2003 and in each case concluded to proceed with the Merger and fixed the exchange ratios as described above. As a result, the plan of merger was agreed upon and the shareholders’ meetings of both companies were convened and such shareholders’ meetings were held on May 26, 2003 and May 24, 2003, on second and first call, respectively. At such meetings each of the Olivetti Ordinary shareholders and the Telecom Italia Shareholders approved the Merger transaction. The effectiveness of the Merger is conditioned upon the savings shares of New Telecom Italia being accepted for listing on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana.

The Merger is expected to become effective in the first half of August 2003, subject to certain conditions required under Italian law. As a result of Olivetti being the surviving company (and changing its name to “Telecom Italia S.p.A.”), New Telecom Italia will, on completion of the Merger, succeed to the 1934 Act registration of Telecom Italia and become subject to the foreign private issuer reporting requirements of the 1934 Act. It is the intention of New Telecom Italia to apply for a listing, and complete such listing, on the New York Stock Exchange by the time of the effectiveness of the Merger.

As a result of the Merger it is expected that Olimpia will be the largest shareholder in New Telecom Italia.

FCR

FCR is an indirect wholly owned subsidiary of France Telecom S.A. (“France Telecom”), the state-controlled operator of France’s national and international telecommunications network. France Telecom and FCR are parties to a support agreement pursuant to which France Telecom has agreed to supply technical and operational support to FCR. In addition, France Telecom has undertaken with the government of Argentina to provide corporate and technical support for the provision of telecommunications services in Argentina and has guaranteed the performance by FCR of its obligations as Operator.

Competition

Basic Telephone and International Long-Distance Services

Prior to November 1999, the Company held an exclusive license to provide “Basic Telephone Services” to the Northern Region. The term “Basic Telephone Services” is defined in the List of Conditions as the supply of fixed telecommunications links which form part of the public telephone network or are connected to such network and the provision of local and domestic long-distance telephone service. The Company’s License was granted on an exclusive basis for a period of seven years from the Transfer Date, subject to the Company’s compliance with specified quantitative and qualitative conditions. On March 13, 1998, the Argentine government issued Decree No. 264/98, which extended the period of exclusivity with respect to basic telephone and international long-distance services until October 1999. The decree further provided for a transition period prior to the full liberalization of the telecommunications market. Telintar was also covered by the terms of Decree No. 264/98. See “—Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

As a result of the liberalization plan, the Company began to offer telephone services in the Southern Region in October 1999, and has begun to face competition in the Northern Region. Pursuant to SC Resolution No. 91/99, the Argentine government granted the Company a non-expiring license to provide fixed-link local, national and international long-distance telephony, and data transmission and international telex services as well as for the provision of national and international point-to-point links, and the power to lease links to other providers of telecommunications services in the Southern Region of the country under the terms of a license agreement signed with the SC by the Company on March 31, 1999. Telefónica has the dominant market share for provision of telecommunication services in the Southern Region.

During the transition to full liberalization of the market established by Decree No. 264/98, the Company competed in the basic telephone service throughout Argentina with Telefónica and with two new entrants to the market: CTP led by Movicom and Compañía de Telecomunicaciones Integrales S.A. led by CTI.

Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this report, the main licensees providing local and/or fixed long-distance telephone service are Techtel, Impsat, AT&T Argentina, CTI, Movicom Bell South, MetroRed, IPlan, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region). These competitors may be well-capitalized and have substantial telecommunications experience. Accordingly, the Company expects that it will face additional pressure on the rates it charges for its services and experience loss of market share in the Northern Region. Additionally, the Company expects that the level of competition in its markets will increase in the future.

Wireless Telecommunications Services

The cellular telecommunications market in Argentina has been open to competition within each service area. However, as a result of the award of several PCS licenses in 1999, additional competitors have begun to offer PCS services in the different cellular service areas. Beginning in year 2000, each service area has four wireless operators combining cellular and PCS services. These four operators are Telecom Personal, Unifón, Movicom and CTI.

Unifón operates SMRC services through the 800 MHZ band in the Buenos Aires metropolitan area and also holds a 40 MHZ PCS license for the Northern Region and an additional 20 MHZ PCS license in the Southern Region, its original service area. Telecom understands that as of December 31, 2002, Unifón provided cellular services to approximately 1,676,537 subscribers.

Movicom, a company owned and operated by a consortium including Bell South, Motorola, BGH S.A. and several other investors, introduced cellular service to Buenos Aires in 1989, operating the first band of the SRMC in the Buenos Aires metropolitan region through the 800 MHZ band. Movicom currently operates in the Buenos Aires metropolitan region and also holds a 40 MHZ PCS license for the Northern Region, a 40 MHZ PCS license in the Southern Region and an additional 20MHZ PCS license in the Buenos Aires metropolitan area. Telecom understands that as of December 31, 2002, Movicom provided cellular services to approximately 1,504,840 subscribers.

CTI has provided cellular service in the Northern and Southern Regions outside of the Buenos Aires metropolitan area since 1994 through the 800 MHZ band. CTI also holds a 40 MHZ PCS license in the Buenos Aires Metropolitan Area and the 20 MHZ PCS licenses in the Northern and Southern Regions. Telecom understands that as of December 31, 2002, CTI provided cellular service to approximately 994,638 subscribers.

RATES

Pursuant to the original terms of the Transfer Agreement, the Company was permitted to adjust the rates it charged for domestic telephone calls in accordance with the monthly variation of the Argentine consumer price index (“Argentine Consumer Price Index”) or, in certain circumstances, a weighted average of the Argentine Consumer Price Index and the devaluation of the Argentine currency against the dollar. The Convertibility Law (see Item 5: “Operating and Financial Review and Prospects—Economic and Political Developments in Argentina”), which took effect on April 1, 1991, however, prevented the operation of this indexing mechanism; as a general matter, the Convertibility Law prohibits peso-based price adjustment mechanisms.

On November 28, 1991, the Company and Telefónica signed an agreement (“The November Agreement”) with the Argentine government providing for rates to be dollar-based and, at the election of each of the Company and Telefónica, adjusted semi-annually according to the U.S. consumer price index (the “U.S. CPI”). The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991. On February 28, 1992, the Argentine government and the Company entered into a supplemental agreement (“The February

Agreement”), which was ratified by Decree No. 506/92 (the November Agreement, as supplemented by the February Agreement, is referred to as the “Rate Agreement”).

As a consequence of the severe and ongoing deterioration of the economic situation of Argentina, effective January 6, 2002, the Argentine government has introduced some measures that have had and are expected to continue to have a significant impact on the operations of Telecom, particularly on the rates. On January 6, 2002, the Argentine government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law. The Public Emergency Law also has: (i) converted to and fixed as pesos (at a rate of P$1.00=US$1.00) all tariffs for measured service, public telephone service, long distance, some supplementary services and monthly basic and installation charges and eliminated contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism and (ii) established that certain contracts signed between the Argentine government and privatized companies (such as Telecom) will be renegotiated, including tariffs that Telecom may charge in the future.

Public Emergency Law

Because of the current economic crisis, and in accordance with the Public Emergency Law, tariffs for basic telephone services and long distance services were converted to and fixed at an exchange rate of P$1.00=US$1.00, certain tariffs were required to be renegotiated with the Argentine government on a company by company basis and contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism were eliminated. The Argentine government and Telecom are currently in negotiations regarding certain tariffs and Telecom has presented the governing body with information and projections relating to its rate structure and the effects of the current emergency situation on its operations. According to the Public Emergency Law, while undertaking these negotiations, the government should consider several factors, including the effect of these rates on Telecom’s users of its services as well as the effect on the economy. See Item 3: “Key Information—Risk Factors—Risk Factors Relating to Telecom—Rate adjustments could adversely affect Telecom’s revenues.”

Rate Rebalancing Established by Decree No. 92/97

The distortion in the general tariff structure, addressed by Decree No. 92/97, existed before the privatization process of telecommunications in Argentina. At the time of ENTel’s privatization, the need for a future amendment of tariff rates was foreseen. Subsequent agreements established the right of licensees to a rate rebalancing and set forth some mechanisms to implement a new tariff structure.

Decree No. 92/97 provided for a significant reduction in domestic and international long-distance tariffs, an increase in basic telephone charges, the elimination of free pulses and an increase in urban rates. The rate rebalancing established by Decree No. 92/97 (the “Rate Rebalancing”) was undertaken as part of the government’s plan to create a competitive environment in the Argentine telecommunications industry, a plan which was initially adopted in connection with the privatization of ENTel in 1990.

The new rate schedule was intended to reduce cross-subsidies (particularly those existing between urban and long-distance services) to create a competitive environment beginning in the year 2000. The preservation of the licensees’ financial position was one of the main principles of the Rate Rebalancing. Decree No. 2585/91 established that the Rate Rebalancing should have a neutral effect on the licensees’ revenues. In developing the tariff structure implemented by Decree No. 92/97, the Argentine government relied on studies which demonstrated that because of the elasticity of demand for telephone service, an increase in demand for lower-priced services would compensate for the rate reductions. Decree No. 92/97 established corrective mechanisms to facilitate such neutral results on revenues. The Banco Interamericano de Reconstrucción y Fomento (“InterAmerican Bank for Reconstruction and Development”) was responsible for making measurements on a semi-annual basis, over a two year period, to determine the effects of the Rate Rebalancing.

Decree No. 92/97 provides for a mechanism to offset changes in revenue resulting from the Rate Rebalancing at the time of applying the price caps.

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of P$9.5 million. In accordance with Resolution SC 4269/99, this amount will be included in a future tariff reduction, although the Regulatory Bodies have not yet determined how to implement this reduction. This issue will be addressed in the current tariff renegotiations in conjunction with the other pending tariff issues.

Rates

The rates charged by the Company are subject to the regulations described under “—Regulatory Framework.” The following table sets forth certain of the Company’s maximum month-end rates for various components of local service and domestic long-distance service in pesos converted to US dollars based on the month-end exchange rates for the periods indicated(1):

	September 1998	December 1999	December 2000	December 2001	December 2002(4)
Residential:
Installation charge per line	200	150	150	150	150
Monthly Basic Charge per line(2)	12.83	13.23	13.23	13.22	13.22
Commercial:
Installation charge per line	200	150	150	150	150
Monthly Basic Charge per line(2)	32.90	33.91	27.30	27.30	27.30
Prices:
Price per pulse (nominal)	0.0455	0.0469	0.0469	0.0469	0.0469
Exchange Rate P$/US$(3)	1.00	1.00	1.00	1.00	3.37

(1)	Figures shown do not include value added tax charged to customers.
(2)	Effective November 1, 1991, under the Rate Agreement, customers are billed in pesos at an exchange rate of the average of the closing bid and offer exchanges quoted by Banco Nación for wire transfers of dollars on the day before each bill is prepared.
(3)	Represents Banco Nación offered rate on the last day of the month for wire transfers of dollars.
(4)	In accordance with the Public Emergency Law these rates were pesified at the exchange rate of US$1.00 = P$1.00.

Many of the Company’s charges, such as the monthly basic charge and measured service charges, are calculated using pulses, a basic service unit. Effective November 1, 1999, the maximum rate per pulse (which was denominated in dollars until December 31, 2001) was US$0.0469 (an increase of approximately 1.5% from the rate in effect from April 1999 through October 1999). As of the date of this report, this was the last time the maximum rate per pulse was changed. However, these changes corresponding to years 2000 and 2001, although not directly applied on the price per pulse, have been included in the 2000 and 2001 price cap negotiation. Until December 31, 2001, customers were billed in pesos based on the conversion of the applicable rate (which in certain cases at the Company’s election could be lower than the maximum rate permitted by the Rate Agreement) into pesos at the exchange rate prevailing at the time of billing. This rate adjustment scheme has been eliminated by the enactment of the Public Emergency Law and the Company is currently negotiating the tariffs Telecom may charge in the future. Because of the current economic and political conditions in Argentina, no assurance can be given regarding the future application of this method of calculating rates or whether, if this calculation method is continued, the expression of the rate per pulse in dollars or its adjustment in accordance with the U.S. CPI will have an adverse effect on the financial condition and results of operations of the Company, particularly if the U.S. dollar-Argentine peso exchange rate remains fixed but Argentine inflation rates continue to exceed U.S. inflation rates.

Price Cap

The List of Conditions required that rates be 2% (measured in real dollar terms) lower than the prior year’s rates, for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement is maintained pursuant to the Rate Agreement, whereby the Company is permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The price cap regime will continue in those areas without “effective competition.” As of the date of this annual report there is no effective competition declared by the regulatory bodies. Therefore, the price cap mechanism is still applicable although no further reductions have been applied since October 2001. See “—Agreement with Argentine Government to Reduce Rates” and “—Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

The price cap applied in November 1999 was 5.5% and was principally applied to rates of domestic long-distance (including outside telephony) and certain supplementary services.

Agreement with Argentine Government to Reduce Rates

On December 15, 1999, the Argentine government, Telecom and Telefónica agreed to implement certain modifications to the tariff structure in order to facilitate the actions that the Argentine government was taking to improve the level of competitiveness of the Argentine economy.

Among other issues, the agreement contemplates: (1) a reduction of 19.5% in the monthly basic charges for commercial and governmental customers and (2) a reduction of 5.5% in revenues from residential customers from local basic telephone service (these reductions were made available to customers that requested the rate reduction) and the continuance of the 0610 Internet access charged to residential customers. These tariff modifications were taken into account in the rate reductions when the “price cap” reduction of November 2000 was applied. The rate modifications came into effect as of March 1, 2000. The reductions to residential customers were applied by means of different pricing plans.

The impact of the adjustments to these items until November 2000 was to be applied on a pro rata basis to the price cap reductions for the years 2000, 2001 and 2002, carried forward at an interest rate of 12%. Additionally, the impact of the adjustments described above for the period November 2000 to October 2001 was to be applied to the price cap reduction of November 2000.

On April 6, 2000, the Argentine government, Telefónica and Telecom signed an agreement that set the effective price cap reduction at 6.75% for the period of November 2000 to November 2001. The price cap reductions contemplate the compensation of 6% of this reduction through the items listed below. The licensees can decide how to apply the remaining 0.75%.

(1) The reduction in basic monthly charges for commercial and governmental customers and pricing plans for residential customers that came into effect as of March 1, 2000 shall be continued;

(2) Telecom shall provide 110 (information) services free of charge from January 2000 until November 2001; and

(3) the price of the pulse will not be adjusted in accordance with U.S. C.P.I. in April 2000 and in October 2000.

In the event that by November 2001 the reduction in these items does not achieve the effective price cap reduction of 6.75%, the Argentine government will determine which items shall be subject to additional reductions in order to achieve the effective price cap reduction up to 6.75%. As of the filing date of this annual report, the regulatory agent had not yet reached a decision as to whether the reductions advanced by Telecom reached the 6% agreed upon. This issue will be addressed in the current tariff renegotiations in conjunction with the other pending tariff issues.

In October 2001, a preliminary injuction against carrying out any tariff adjustments was issued. The Company appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be null. Finally, Public Emergency Law No. 25561 prohibited the tariff adjustments explicitly.

Although the price cap auditing process has been open since 1998, the regulatory authority did not report on the results of each of the following price caps until 2001.

Installation Charges

Under the Rate Agreement, the Company was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users by November 1996. Installation charges were reduced annually until 1999 when the charges reached their current levels. Additionally, the Company has been applying several promotions to installation charges. Decree No. 92/97 established that beginning in November 1997 installation charges may not exceed the amount charged in mature international markets. Actual levels of installation charges are P$150.

Monthly Basic Charges

Until the effective date of Decree No. 92/97, customers were entitled to a certain number of free pulses per line depending on the category of each customer and the number of lines in the area. As a consequence of the application of Decree No. 92/97 and in order to offset tariff reductions in domestic and international long-distance services, free pulses were eliminated for all categories of customers, and monthly basic charges were equalized throughout the country. Decree No. 92/97, however, provided for a special reduced tariff that is available to certain low consumption residential and retired customers.

Long-Distance Tariffs

The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long distance tariffs but exceptionally in local service and discounts to certain public entities, including fire departments and public libraries.

Decree No. 92/97 reduced the current average weighted domestic long-distance tariff by approximately 33%. Under this new tariff schedule, interurban tariffs have been significantly reduced, with maximum long-distance tariffs reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff, representing a significant reduction.

CAPITAL EXPENDITURES

Capital expenditures in the years ended December 31, 2000, 2001 and 2002 amounted to P$1,984 million, P$1,026 million and P$236 million, respectively. The Company estimates that its consolidated capital expenditures for year 2003 will be approximately P$200 million. This estimate is set yearly and is based on commercial, technical and economic factors such as rates, demand and availability of equipment and buildings. In addition, cost estimates remain subject to the finalization of services and other contracts relating to these expenditures.

The following table sets forth the Company’s actual capital expenditures for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2000	2001	2002
	(P$ millions)(1)(2)
Buildings and equipment	52	22	5
Switching and transmission	524	255	93
Outside plant	351	192	27
Telephone equipment and other	46	48	24
Computer equipment	380	253	63
Other(3)	631	256	24

Total	1,984	1,026	236

(1)	The allocation of work in progress among items is estimated.
(2)	Figures reflect the adoption of inflation accounting. See “Presentation of Financial Information.”
(3)	Includes 100% of the capital expenditures and capitalization of interest for controlled subsidiaries and 50% of capital expenditures and the capitalization of interest for subsidiaries under joint control.

Capital expenditures abroad are not significant and are related to assets held by Núcleo, in Paraguay, and investment in certain submarine cables in which Telintar participated. Capital expenditures abroad for the years ended December 31, 2002, 2001 and 2000 were approximately P$28 million, P$35 million and P$76 million, respectively.

The Company seeks to continue to improve the quality of its telecommunications network and to position itself for increasing competition by offering new services at competitive prices, satisfying demand in its service area, increasing telephone line density, taking advantage of leading technologies, improving service quality and improving productivity.

Due to the current macroeconomic situation, the Company expects to finance these expenditures through operating revenues. The Company’s ability to fund required and other planned capital expenditures is dependent on, among other things, its ability to generate sufficient funds internally.

In light of the current economic situation and the Company’s default on its outstanding financial indebtedness, it is possible that the Company may be unable to raise or generate sufficient funds for all of its planned capital expenditures.

For further information regarding the Company’s capital expenditure program, see “—Regulatory Framework—Service Requirements.”

REGULATORY FRAMEWORK

Set forth below is a summary of certain provisions of the general legal framework for the regulation of the activities of the Company, Telecom Personal and Publicom. The principal features of this general regulatory framework have been created by:

•	the Privatization Regulations, including the Pliego de Bases y Condiciones approved by Decree No. 62/90, as amended (the “List of Conditions”);

•	the Transfer Agreement;

•	the License granted to the Company;

•	the Rate Agreement;

•	Decrees Nos. 2347/90, 2346/90 and 2345/90, granting to the Company, Telintar and Startel the license to provide the telecommunications services described below;

•	Decree No. 1185/90, establishing the CNT, later replaced by the CNC, pursuant to Decrees No. 660/96, 1260/96 and 80/97;

•	Decrees Nos. 348/84 (establishing priorities for line installations), as amended by Decree Nos. 1747/85 and 1748/85 (establishing priorities in favor of persons financing the expansion of telephone services);

•	Resolution SC 10059/99, establishing the Basic Telephone Service Client Regulation;

•	Decree No. 92/97, approving the changes to the General Tariff Structure, establishing the minute fraction as the new Calculation Unit, approving the National Numeration and Signalization Fundamental Plans and the following Regulations (each as described under “—Regulatory Framework—Decree No. 92/97” below): Accounting and Financial Information and Costs Regulation, Basic Telephone Service Clients Regulation, Basic Telephone Quality Service Regulation, PCS Regulation, as amended by Decree No. 266/98, and Public and Residential Telephone Services for the Deaf;

•	Decree No. 264/98;

•	Decree No. 266/98;

•	SC Resolution No. 1122/98, establishing the regulatory framework for licenses and public telephony plan;

•	SC Resolution No. 2724/98 as amended, establishing the regulatory framework for the long-distance presubscription service;

•	Law 25,000 which adopts the norms of the World Trade Organization with regards to telecommunications in individual countries;

•	Decree No. 465/00, establishing the deregulation of the telecommunications market commencing November 9, 2000; and

•	Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio-spectrum management.

This summary does not purport to be complete and is qualified by reference to the License, the List of Conditions, the Transfer Agreement and applicable provisions of Argentine law.

Regulatory Bodies

Pursuant to Decree No. 1185/90, as amended by Decrees No. 2160/93, 660/96, 1260/96 and 80/97, the supervision and control of the activities of the Company and Telecom Personal were assigned to the CNC, a governmental agency under the supervision of the SC (which was supervised by the Ministry of Economy until April 2003 and then by the Ministry of Federal Planning, Public Investments & Services). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services, to ensure that these policies are applied, to review the applicable legal regulatory framework, to act as the enforcing authority with respect to the laws governing the relevant activities, to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

Law 25,609

On June 12, 2002, the Argentine Congress passed Law 25,609 which, as of the date of this annual report, has not been published in the Official Gazette. Law 25,609 provides that Argentine telephone operators such as the Company must provide “indispensable telephony services” to the following entities (the “Beneficiaries”): (i) public hospitals and welfare institutions, (ii) public education facilities and (iii) Argentine armed forces. Law 25,609 has not defined the scope of “indispensable telephony services.” Pursuant to the terms of this law, the Company must continue to provide telephony services even if the Beneficiaries do not pay for such services. Subject to the implementation of this law and subsequent regulations that may be enacted thereunder, the Company may or may not be able to set-off any amounts due by the Beneficiaries against any amounts owed by the Company to the Argentine government.

The Executive Branch vetoed Law No. 25,609 and instead passed Decree No. 1174/02 on July 4, 2002. However, Law 25,609 may still become effective upon a 2/3 majority vote of the National Congress. Decree No. 1174/02, unlike Law 25,609, does not require Argentine telephone operators such as the Company to provide the above mentioned “indispensable telephony services” but does require a party wishing to suspend the provision of such services to provide 30 working days notice of such suspension to the affected entity and the Ministers or Secretaries of the Presidency of the Nation.

Decree No. 764/00

On September 5, 2000, the Argentine Executive Branch issued Decree No. 764/00 which enacted four new regulations:

(1)	the regulation of licenses for telecommunications services,

(2)	the Argentine interconnection regulation,

(3)	the universal service regulation, and

(4)	the regulation governing the administration, management and control of the wireless spectrum.

The basic guidelines for these regulations are as follows:

General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether such services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies. This regulation governs the license through which Telecom offers services in the Southern Region.

Argentine Interconnection Regulation

This regulation provides for a reduction of approximately 50% in the reference prices for interconnection. The regulation increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Universal Service Regulation

The Universal Service regulation sets the contribution to the Universal Service Fund at 1% of the total revenues derived from telecommunications services. The regulation establishes a formula for calculating the subsidy for the provision of Universal Service which takes into account the cost of providing such service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the Universal Service Fund and the development of specific Universal Service programs. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fund, although it establishes a mechanism for exemption from contribution for basic telephone service licensees, which combines loss of revenues and market share. However, material regulations to implement Universal Service programs are still pending.

During 2002, the SC conducted consultations regarding the administration of the Universal Service Fund and over the regulation requiring contribution to the Universal Service Fund. The Company has expressed the view that it is necessary to compensate, retroactively from the end of the exclusivity period, the social benefits programs that are currently being provided. It is possible that Telecom may be required to continue to make contributions to the Universal Service Fund and may not be allowed to receive subsidies as compensation for the universal service it has been rendering to date.

The SC has also set up a working group whose main purpose is to analyze the method to be applied in measuring the costs of the Universal Service programs. In May 2003 this working group determined that the application of the previously proposed measurement method was too complex but recommended moving forward with the implementation of the initial programs of the Universal Service Fund.

Regulation Governing the Administration, Management and Control of the Wireless Spectrum

This regulation establishes the principles and requirements governing the administration, management and control of the wireless spectrum. According to the regulation, the authorizations or permissions will be granted subject to SC’s right to substitute, modify or cancel them without any right to indemnification on the part of grantee. The new authorizations that are granted will have a minimum duration of 5 years. The authorizations or permissions for use of frequencies may not be transferred, leased or assigned, in whole or in part, without the prior authorization of the SC.

Reconsideration Request

During year 2000, the Company filed an administrative appeal for the revocation of certain provisions of the regulations attached to Decree No. 764/00. The administrative appeal argues that:

•	the contested regulations contain inequities that violate the provisions adopted in connection with the privatization of the basic telephone service;

•	broadcasting companies may render telecommunications services through one entity while Telecom is unable to do so; and

•	the reduction of interconnection rates does not compensate for the access deficit which itself is not compensated by Universal Service.

Deregulation Plan Established by Decree No. 264/98

General

In March 1998, the Argentine government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry (“the Plan”). Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of basic telephone and international long-distance services until some time between October 8, 1999 and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of public telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of such services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses, which is still pending. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “—Regulatory Framework—Decree No. 764/00.”

Beginning in late 1999, two new operators, formed by independent operators, cellular operators and cable television operators, were permitted to offer services. These new operators, together with the existing licensees of basic telephone service, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing prior to the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000. See “—The Business—Competition.”

The Plan focused on three central principles:

•	providing universal telephone service to all segments of the Argentine population,

•	establishing limitations on anti-competitive activities, and

•	creating fair and transparent guidelines for granting future licenses.

New regulatory obligations were also introduced with respect to quality and service targets applicable to both Telecom and Telefónica. For example, all localities with more than 80 inhabitants had to be incorporated into the network by means of the installation of semi-public long-distance services. During 1998 and 1999, 640,000 new lines had to be installed in rural and suburban areas and in localities with more than 500 inhabitants. During such period, 19,000 new public telephones had to be added to the existing network (50% of which are to be coin-operated telephones), and 2,000 telephones were required to be installed in low income areas. The division of these obligations among Telecom and Telefónica was specified by the regulations. For low-income customers, a plan must be introduced with a promotional installation fee of less than US$100. Finally, requirements for improved communications for the Antarctic area are also contemplated.

The annual 4% price cap formula was in effect through 1999. The efficiency factor for the application of the price cap formula was set at 5.5% by the Regulatory Body. This factor was increased for 2000 to 6.75%, which represents 6% as established by the Regulatory Body and 0.75% as established by the Company. See “—Rates—Rates—Agreement with Argentine Government to Reduce Rates.”

As long-distance services are liberalized, competition was introduced by presubscription of long-distance service for locations with more than 5,000 clients. Following the introduction of presubscription of long-distance service, a call-by-call selection service will be installed. These requirements obligate the telephone companies to make significant investments and modifications to their networks. See “—Regulatory Framework—Presubscription of Long-distance Service.”

During 1999, competition in local and national and international long-distance services was established among Telecom, Telefónica and CTP and Compañía de Telecomunicaciones Integrales S.A., the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly related to licensing conditions, interconnection and universal service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this report, the main licensees providing local and/or fixed long-distance telephone service are Techtel, Impsat, AT&T Argentina, CTI, Movicom Bell South, MetroRed, IPlan, Comsat, MCI, Embratel, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Public Telephone Services

Pursuant to the Plan, the liberalization of public telephone services began. As of December 31, 2002, Telecom competes with a number of other companies for the provision of public telephone services. On December 9, 1998, Telecom entered into an agreement with the Argentine government whereby Telecom was granted (upon the subsequent issuance of SC Resolution 2627/98) a license to provide public telephone services in the Southern Region. According to the terms of the agreement, Telecom was required to install at least 2,500 public phones in the Southern Region within a three year period.

As of December 31, 2002, Telecom has installed 8,140 public telephones in the Southern Region. Telecom has installed public telephony telecommunication centers (“CETs”) providing access to public telephony services, Internet and fax services in the Southern Region in major cities including Buenos Aires, La Plata, Mar del Plata, Mendoza, San Luis, Villa Mercedes, Tandil, San Juan, Ushuaia and Junín.

Decree No. 92/97

On January 31, 1997, the Argentine government issued Decree No. 92/97, whereby a new tariff structure was established, and the former tariff structure applied from the Transfer Date was restructured. Decree No. 92/97 implemented changes in certain regulatory issues that the Company believes are essential to face a competitive environment. For example, Decree No. 92/97 ratified the new National Numbering Plan, which increases the length of telephone numbers to 10 digits, re-assigns numbers for special services such as police and hospitals and establishes the rules for future implementation of number portability. Decree No. 92/97 also ratified the Signalization Plan, which regulates certain aspects of call routing. Decree No. 92/97 further included: (1) A Service Quality Regulation, which defines the technical standards enforceable upon the Company by the Regulatory Bodies in connection with compliance with the goals of the List of Conditions and (2) the Clients General Regulation, as amended, which regulates the relationships between the Company and its clients. Additionally, Decree No. 92/97, as amended, established a regulation and list of conditions for the granting of licenses to provide PCS services. See “—The Business—Wireless Telecommunications Services—Miniphone.” Finally, it provides that the Company may provide equipment and maintenance services to clients in a competitive environment.

As established by Decree No. 92/97, the calculation of per time units (using the minute as the calculation unit) has begun to be applied.

Service Requirements

Pursuant to the List of Conditions, the Company is required to ensure continuity, availability and uniformity in rendering its services. It must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and information services related to the Company.

The List of Conditions also set forth certain mandatory objectives that the Company must achieve and maintain. These included requirements as to network penetration (telephone lines and public telephones to be added, waiting time for installation), network performance (percentage of completed calls, repair time, frequency of failure) and service (operator efficiency, maintenance and information).

Decree No. 264/98 set new mandatory service targets including the installation of 300,000 lines in the period 1998-1999, the installation of 4,500 public telephones in 1998 and 4,000 in 1999 and the installation of semi-public long-distance service in every small town with 80 to 500 inhabitants. As to the quality of services, the objectives were more demanding to those in force during the exclusivity period. See “—Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

In addition to the requirements set forth above, the List of Conditions provides that the Company must:

•	comply with applicable technical regulations and other regulations established by the Regulatory Bodies;

•	meet standards established for the condition of the network;

•	permit equal access to providers of data services and value added services;

•	maintain connections to all cities presently connected to the Company’s network; and

•	study alternative methods to maintain traffic in case of emergency or catastrophe.

After the exclusivity period, the Company is required to provide for interconnection with independent international services operators and with other competing networks, as well as access by its users to competing networks.

National Numbering Plan

During 1998, Telecom completed the technical changes to the public network necessary for the introduction of the change of numbering plan for basic telephone service that took effect on January 24, 1999 as ordered by the regulatory authority. Under the plan, the length of Telephone numbers increased to 10 digits. Substantial improvements were made in adapting the information applications and in the preparation for the date on which the change took effect. All these steps were coordinated with the major telecommunications competitors in the local market in order to provide for the interconnection of the different networks. The numbering plan provided additional capacity for the system and is part of several steps that the Argentine government has taken to prepare the telecommunications industry for competition.

Presubscription of Long-distance Service

According to the terms of SC Resolution 2724/98, the SC approved the “General Regulation of Presubscription of Long-distance Service.” Among other things, this regulation provides that effective October 10, 1999, presubscription of long-distance service, whereby the customer may choose its long-distance carrier, must be available in all cities outside the Buenos Aires Metropolitan Area (“AMBA”) with more than 5,000 customers. Such service has been available in the AMBA since November 7, 1999.

As of October 10, 1999, for cities outside AMBA with more than 5,000 customers, and November 7, 1999, for the AMBA region, Telecom has started to transport long-distance traffic in the Southern Region through its fiber optic network. This network connects Telecom’s network in the Northern Region with the main cities in the southern service area; it is complemented by the leasing of circuits to other operators, in order to offer long-distance services in approximately 50 local areas in the southern service area.

Regulation for the Call by Call Selection of the Providers of Long Distance Services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued Resolution No. 613/01 which approved a system that allows callers to select their preferred long distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to Resolution No. 613/01, the Ministry of Economy issued Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 running days from February 6, 2003. Telecom’s equipment and networks have been able to provide this service since 2002. Up until the date of this annual report on Form 20-F, no long distance operator has requested interconnection in order to provide this service.

Penalties for Non-Compliance

The List of Conditions specified various penalties which may be applied by the Regulatory Bodies to the Company. These penalties may include warnings, fines and revocation of the License.

Revocation of the License

The following events may result in revocation of the License:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	the sale or transfer of the License or the stock of Telintar or Startel to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services supplied without the prior approval of the Regulatory Bodies;

•	the reduction of ownership of Nortel in the capital stock of the Company to less than 51%, or the reduction of the ownership of Telecom Italia and FCR, collectively (by themselves or through their subsidiaries), to less than 51% of the capital stock of Nortel, in either case without prior approval of the Regulatory Bodies; and

•	the assignment or delegation of the Management Contract by the Operators or the termination of such contract without the prior approval of the Regulatory Bodies.

If the Company’s License is revoked, Nortel must transfer its shares in the Company to the Regulatory Bodies, in trust, for their subsequent sale through a public auction. Upon the sale of the shares to a new management group, the Regulatory Bodies may renew the License of the Company under conditions they determine.

Regulations Applicable to International Telecommunications Services

Telecom holds a non-expiring license to provide international telecommunications services, including telephone, international data transmission, international telex and international direct connections, provided that it meets the applicable mandatory objectives discussed above. See “—Regulatory Framework—Service Requirements.” This license was exclusive through October 1999. As described below, Telecom previously provided these services through its former subsidiaries, Telintar and Telecom Internacional.

Prior to April 30, 1999, Telecom provided these services through Telintar, a former subsidiary jointly held by Telecom and Telefónica. The List of Conditions provided that access charges paid by Telintar were to be shared between the Company and Telefónica in proportion to the traffic of Telintar originated by the customers of each shareholder, notwithstanding that the Company and Telefónica each owned 50% of the shares of Telintar. The List of Conditions also required that the profits generated from such access charges be applied by the Company and Telefónica in the first instance to the expansion and improvement of services provided by their respective networks according to the objectives set forth in the List of Conditions. Further, the List of Conditions provided that the Company or Telefónica may each at any time propose to the Regulatory Bodies that Telintar be liquidated. During 1999, Telecom and Telefónica agreed to dissolve Telintar and to distribute the assets of Telintar in part to Telecom Internacional and in part to TLDA. See “—The Business—International Long-Distance Service.”

As of October 1999, two new operators were entitled to render international services. Additional operators became entitled to provide such services in November 2000 under the new license regulation. See “—Regulatory Framework—Decree No. 764/00—General Regulation of Licenses.”

Split and Dissolution of Telintar

By way of Resolutions Nos. 8357/99 and 8358/99, the SC authorized the division of Telintar and granted Telecom Internacional and TLDA licenses to continue to provide the services previously provided by Telintar. The scope of the services to be provided by Telecom Internacional and TLDA is described in Decrees Nos. 62/90 and 264/98.

Telintar, Telecom and Telefónica subsequently agreed to dissolve Telintar and to divide its shareholders equity among Telecom Internacional and TLDA. The corporate reorganization was effective as of May 1, 1999, and since then, the successor companies of Telintar have been rendering the services previously offered by Telintar and have assumed its corresponding rights and obligations.

On July 21, 1999, the final agreement of division-merger was reached and then registered at the Superintendent of Corporations on August 25, 1999, the date of Telintar’s dissolution.

Merger of Telecom Internacional into Telecom

In August 1999, the boards of directors of Telecom Internacional and the Company reached a preliminary merger agreement, subject to the approval of the CNV and the respective shareholders’ meetings, to merge Telecom Internacional into the Company, thereby dissolving Telecom Internacional without liquidation. Both companies agreed that the merger would be based on the financial statements as of September 30, 1999, and would become effective as of October 1, 1999, at which point the Company assumed the rendering of international services.

Regulations Applicable to Domestic Telex and Data Transmission

Startel had a non-expiring, non-exclusive license to provide certain domestic telecommunications services, including telex and data transmission. Telecom Soluciones had a non-expiring, non-exclusive license to provide nationwide data transmission services and national and international value added services, national fax warehousing and remittance services, national and international broadcasting signal transport and videoconferencing services. Startel and Telecom Soluciones were subject to the regulations applicable to the competitive telecommunications market.

On June 23, 1999, Startel signed an agreement with SES Sistemas Electrónicos S.A. (“SES”) transferring the frequencies used for maritime radio mobile service to SES, who assumed all responsibilities for this service at the transfer date. Concurrently, the Company and Telefónica signed an agreement with SES transferring to SES the frequencies used for reduced powered service formerly operated by Startel. As of the transfer date, SES assumed all responsibilities for this service. On July 6, 1999, the SC issued Resolution No. 18975/99 approving the two transfers to SES. See “—The Business—Data Transmission Services and Internet Access.”

Regulations Applicable to Mobile Telephone Services

Miniphone had a non-expiring license to provide mobile cellular telephone services using the second band of the SRMC in the Miniphone Region. In July 1993, the National Executive Branch of the Argentine government issued an international call for bids for the provision of mobile cellular telephone service in Argentina outside the Miniphone Region. Subsequently, the license to provide such service over the first band of the STM outside the Miniphone Region was awarded to CTI. The Company, however, through its subsidiary Telecom Personal, was permitted to provide such service over the second band of the STM in the Northern Region outside the Miniphone Region. In accordance with the terms of the license granted to CTI, Telecom Personal was permitted to begin providing cellular telephone service as of the beginning of 1996. See “—The Business—Wireless Telecommunications Services.”

As of April 15, 1997, pursuant to Decree No. 92/97 and SC Resolutions 263/97 and 344/97, mobile telephone services apply the “calling party pays” (“CPP”) system, whereby the party placing a call from a land-line phone to a cellular phone, rather than the cellular subscriber, pays for the air time charges for the call. Despite the introduction of the CPP system to calls made from fixed-line phones to cellular phones, the regulatory authorities did not implement the CPP system for calls made between cellular phones.

The application of CPP for calls made between cellular phones was successively postponed until Resolution MIV 1/01 ultimately introduced the CPP system to the calls made between cellular phones and calling cards. Subsequently, SC Resolution 122/01 suspended the CPP system for calls made between cellular phones until further approvals from the SC were granted. Telecom Personal filed an administrative appeal against SC Resolution 122/01.

The SC subsequently issued Resolution 253/01 that abolished Resolution 122/01 and established that the CPP system to the calls made between cellular phones would be implemented as of September 1, 2001. Afterwards, a precautionary measure was issued under the case “Defensoría del Pueblo de la Ciudad de Buenos Aires e/Estado Nacional—Secretaría de Comunicaciones s/Sumarísimo” where Telecom Personal was notified that the effects of the Resolution 253/01 were suspended. Telecom Personal has appealed but as of the filing date of this annual report, the effects of the SC Resolution 253 continued to be suspended. Since March 2002, Telecom has been applying CPP to the calls made using its calling card Telecom Global.

In accordance with SC Resolution 124/02, in January 2003 the Calling Party Pays (“CPP”) for international calls began whereby overseas calls that terminate in cellular telephones in Argentina pay for CPP charges. In order to identify such calls, customers dialing from outside must add a prefix to the cellular number.

Regulations Applicable to PCS Services

Buenos Aires Area

In June 1999, Telecom Personal and Unifón were jointly awarded a license of 40 MHZ in the PCS Band for the region including the AMBA. Miniphone and Movicom each exercised the right to acquire a license of 20 MHZ in the PCS Band. Telecom Personal and Unifón have divided the 40 MHZ license awarded to the two companies and the additional 20 MHZ license granted to Miniphone.

Interior Region

Telecom Personal holds licenses of 40 MHZ in the PCS Band in the Southern Region. Telecom Personal also holds a license of 20 MHZ in the PCS Band in the Northern Region.

PROPERTY, PLANT AND EQUIPMENT

The principal physical properties of the Company consist of transmission equipment, exchange equipment and switching equipment. These properties are mainly located throughout the Northern Region. Outside plant and equipment represented approximately 74% and 70% of the net book value of the Company’s total fixed assets at December 31, 2002 and December 31, 2001, respectively; construction in progress, materials and prepayment to vendors represented approximately 2% and 7%, respectively, land and buildings represented approximately 12% and 11%, respectively, and furniture, vehicles and office equipment represented approximately 12% and 12%, respectively. The Company believes that such assets are, and for the foreseeable future will be, adequate and suitable for their respective uses.

As of December 31, 2002 and December 31, 2001, the Company had 3,802,464 and 3,800,058 lines installed, respectively, all of which were connected to digital exchanges. As of December 31, 2002 and 2001, the total number of customer lines were 3,293,952 and 3,583,622, respectively.

As of December 31, 2002, the Company has entered into purchase contracts with domestic and foreign vendors totaling P$24 million for switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors or other financing sources.

In order to consider the rapid evolution of the telecommunications industry, the Company had an independent specialist perform a review of all of the remaining useful lives of the Company’s fixed assets as of December 31, 2000. As a result of this review, such independent specialist issued a report confirming the appropriateness of the useful lives of the Company’s fixed assets except for the remaining lives of the copper external wiring and related infrastructure, which in the specialist’s opinion, should be extended as a result of the introduction of the ADSL technology.

The development of ADSL technology and the massive deployment of its services during the beginning of year 2001 impacted the rates used by the Company to depreciate the copper external wiring. Accordingly, the recommendation of the independent specialist was to extend the remaining useful life assigned to such assets by 5 years from January 1, 2001. Additionally, the specialist recommended that the new assets be subject to a broader classification and new depreciation rates beginning January 1, 2001. The Company adopted the recommendations of the independent specialist and adjusted the charge for depreciation from the beginning of the 2001 fiscal year.

The Company’s current major suppliers of equipment are Siemens Argentina S.A., Italtel S.p.A., Alcatel Techint S.A., IBM Argentina S.A. and Ericsson S.A.C.I. See Item 7: “Major Shareholders and Related Party Transactions.”

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Financial Statements included elsewhere in this annual report on Form 20-F.

Financial data as of and for the fiscal year ended December 31, 2002 reflects adjustments for inflation. Financial data as of and for the fiscal year ended December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 has been restated for inflation for comparative purposes. See “Presentation of Financial Information” for a discussion of accounting presentation relating to inflation.

The Company uses the proportional consolidation method to report its investment in affiliate companies, where the Company, together with Telefónica, had joint control (Telintar, Miniphone and Startel). The CNV has given its approval to this method which is in accordance with Argentine GAAP.

The continuing recession in Argentina has deepened into an unprecedented political and economic crisis that has materially and adversely affected Telecom’s business. Because of the political and economic instability in Argentina, the following discussion may not be indicative of the Company’s current or future results of operations, liquidity or capital resources and may not contain all of the necessary information to help compare the information contained in this discussion with results from previous or future periods. Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors described in this annual report.

Economic and Political Developments in Argentina

The Company’s property and operations are located in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general, and the Company in particular, as well as affect market conditions, prices and returns on Argentine securities, including those of the Company. Argentina has experienced negative growth, high inflation, a large currency devaluation, loss of international reserves and limited availability of foreign exchange. These conditions will adversely affect the Company’s financial condition and results of operations and otherwise impair the Company’s ability to make payments of principal and/or interest on its outstanding indebtedness.

Economic and Political Developments

Argentina continues to experience political and economic instability. Since December 20, 2001, Argentina has had six different Presidents including the current president, Nestor Kirchner, who was elected in April 2003. The federal government and most of the provincial governments have not been able to complete a restructuring of their financial debt obligations and have an aggregate of approximately US$137 billion of outstanding financial indebtedness.

Since the second half of 1998, the Argentine economy has been in a recession that has caused real gross domestic product to decrease by 3.4% in 1999, by 0.8% in 2000 and by 4.4% in 2001.

In 2001, Argentina experienced increased capital flight, decreased economic activity and continuing political infighting. As the recession caused tax revenue to drop, the public sector relied increasingly on financing from local, and to a lesser extent foreign, banks, effectively foreclosing private sector companies from bank financing. Consequently, the creditworthiness of the public sector began to deteriorate while interest rates increased to record highs.

Severe political and economic uncertainty and speculation about the eventual abandonment of the Convertibility Law following the expected default by the Argentine government generated numerous deposit withdrawals in the banking sector. On December 3, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were designed to preserve the banking sector from collapse, because under the Convertibility Law, the Central Bank’s ability to issue pesos in order to provide liquidity was restricted. Although the deposit freeze was announced as a temporary measure, it was perceived as a further paralysis of the economy and it worsened the political, social and economic crises that ultimately led to the resignation of President De la Rua.

The interim governments that followed De la Rua and particularly President Duhalde after his appointment on January 1, 2002, undertook a number of far-reaching initiatives, including:

•	amending the Convertibility Law, with the resulting devaluation of the peso;

•	suspending payments of principal and interest on certain of Argentina’s sovereign debt;

•	converting domestic U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

•	converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.40 per U.S. dollar;

•	restructuring bank deposits and restrictions on transfers abroad;

•	amending the Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	requiring the obligatory sale by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of P$1.40 per U.S. dollar (this initiative is currently suspended);

•	converting public service tariffs, including Telecom’s, which had originally been calculated in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including Telecom’s, and prohibiting indexation of any kind on public service tariffs; and

•	authorizing the Argentine government to renegotiate public service tariffs.

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment, including the Argentine Supreme Court’s decision declaring the conversion of dollar-denominated deposits into pesos unconstitutional, have created significant uncertainty. As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession that precipitated the current crisis. Real gross domestic product dropped by an estimated 10.9% in 2002, and the unemployment rate rose to 21.5% in May 2002 and 17.8% as of October 2002.

The Argentine economy marginally improved in the last months of 2002. The peso appreciated against the U.S. dollar, from P$3.74 per U.S. dollar as of September 30, 2002 to P$3.37 per U.S. dollar as of December 31, 2002. In addition, Argentine prices and inflation rates decreased in the last months of 2002. During the five-month period ended May 31, 2003, the peso further appreciated against the U.S. dollar, ending with a rate of P$2.85 per U.S. dollar, while inflation increased by 2.1% during such five-month period. However, despite some improvement of the financial indicators, the cumulative economic, social and political deterioration caused by last year’s events of year 2002 remains largely unaffected.

The elections for a new president held on April 27, 2003 led to the election of Nestor Kirchner, a provincial governor, and it remains unclear how that outcome will affect the composition of the Argentine government, the laws it promulgates and the economy.

Effects on the Company’s operating results and liquidity in future periods

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002, including slight wholesale price index deflation and increases in the value of the peso against the U.S. dollar, Telecom continues to operate in a very difficult and volatile environment. In particular, Telecom expects that the following circumstances may have a material effect on the Company’s results of operations in future periods:

•	the outcome of the renegotiations of Telecom’s tariffs with the Argentine government;

•	the need to restructure Telecom’s debt; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and gross domestic product growth.

In particular, the Telecom’s results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because the Company’s primary assets and revenues are denominated in pesos while substantially all of its financial liabilities are denominated in currencies other than pesos.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively affect the Company’s financial condition and results of operations. Telecom cannot provide assurance that other laws will not be introduced that may have a negative effect on the Company.

Negative impact on financial position in foreign currency due to peso devaluation and “pesification” of tariffs

As of December 31, 2001 Telecom’s foreign currency liabilities were converted at the rate of P$1.00 = US$1.00 as required by Argentine GAAP. Because substantially all of the Company’s financial liabilities are dollar denominated, either directly or through certain financial instruments, the peso devaluation will have a significant negative impact since in peso terms the Company’s liabilities will be significantly higher. Telecom incurred significant foreign exchange losses related to its non-peso denominated debt obligations as a result of the continued peso devaluation in 2002 and may incur additional losses in 2003.

The Company has recorded these losses during its fiscal year ending December 31, 2002, as required by Argentine accounting rules and will do the same for its fiscal year ending December 31, 2003. See Note 20 for the U.S. GAAP reconciliation.

Developments in the Market for Telecommunications Services

In 2002 the Argentine recession continued to be a serious crisis and as a result the telecommunications industry evidenced a decrease in the development of competence and limited market growth. Additionally, several local operators have filed for creditors’ protection.

Telecom’s financial condition declined in 2002 due to a number of factors including:

•	the current economic environment in Argentina;

•	the decrease in traffic and average revenue per user in the cellular business; and

•	the freezing of tariffs.

The regulatory framework for public service companies in Argentina, such as Telecom, continues to be subject to significant uncertainties. In January 2002 the government issued the Public Emergency Law, freezing and prohibiting the indexation of public service rates. As a result, public services contracts were effectively converted into pesos, causing a significant disparity between the revenue generated by such contracts and the Company’s debt service obligations, which are generally denominated in foreign currencies. The Company is continuing to negotiate with the Argentine government regarding the service conditions, including the rates that it may charge in the future, but the Argentine government has not yet approved any rate increases for basic telephone services.

Inflation

The changes introduced in Argentina have triggered inflation. In 2002, the consumer price index and the wholesale price index exhibited a cumulative increase of 41% and 118%, respectively, as reported by the Argentine National Statistics and Census Institute.

Sovereign Credit Ratings

Argentina’s sovereign credit ratings have been downgraded due to the growing concern of the ability of Argentina to regain access to international financial markets. The fiscal accounts deteriorated as the recession deepened and a growing risk of political crisis was perceived. Argentina’s sovereign credit ratings are currently listed in default levels.

International Monetary Fund Package

In December 2000, Argentina reached an agreement with the IMF consisting of a US$39.7 billion assistance package involving multilateral credit institutions and a broad-based group of lenders, domestic and foreign, to be disbursed in 2001 and 2002. In the third quarter 2001, Argentina failed to meet pre-established fiscal deficit targets, thereby jeopardizing the continuity of the program and the IMF stopped further disbursements within the program. On January 24, 2003, the IMF approved an eight-month, US$2.98 billion Stand-By Credit Arrangement for Argentina that is designed to provide transitional financial support through the period ending August 31, 2003, and which replaces Argentina’s previous arrangement with the IMF. This arrangement is designed to cover all payment obligations to the IMF through August 2003.

In addition to approval of the credit arrangement, the IMF approved an extension for one year of US$3.80 billion of payments Argentina would have been expected to make during the first eight months of 2003.

These actions were taken with the expectation that the transitional stand-by credit will be succeeded by a multi-year IMF arrangement after the election of a new government, and that the subsequent medium-term program will anchor support by the international financial institutions for more comprehensive economic reforms in Argentina.

Public Sector Accounts

During 2001, Argentina recorded a fiscal deficit of P$8.7 billion (or US$8.7 billion) . The government’s effort to reduce the fiscal deficit was hampered by the weakness of domestic demand, the continued deflation in consumer prices and the difficulties in reducing nominal expenditures. In July 2001, the government implemented the so-called “zero deficit” policy, which included a 13% reduction in all payments by public administrations with the exception of interest and pensions below $500. The plan proved successful in achieving zero deficit for three months but the dramatic economic downturn in the last quarter of 2001 and strong political opposition to reductions in transfers to provinces forced the administration to abandon the program.

Public Sector accounts worsened substantially in the last quarter of 2001. See “—International Monetary Fund Package”.

During 2002, Argentina recorded a fiscal deficit of approximately P$4.5 billion, down from approximately P$8.7 billion in the previous year. Nevertheless, these figures include the effects of the Argentine government’s partial default on interest payments. Primary surplus (before interest payments) increased in 2002 to P$2.3 billion from P$1.5 billion in the previous year.

During the four month period ended April 2003, Argentina recorded a cumulative fiscal surplus of P$222 million (P$2.45 billion on a pre-interest basis).

This fiscal improvement is mainly due to the partial default of interest payments, the absence of inflation-related salary adjustments, the positive effects of inflation on tax revenues and the collection of taxes on exports.

Other Emerging Market Countries

Economic conditions in Argentina are to some extent influenced by economic and securities market conditions in other emerging market countries. Although economic conditions are different in each country, investors’ reaction to developments in one country can have effects on the securities of issuers in other countries including Argentina.

There can be no assurance that Argentina’s economic conditions will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such effects will not adversely affect the market value of the Company’s securities.

Ongoing Restructuring Efforts

As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the peso, the conversion into pesos of Telecom’s rates at the ratio of P$1.00=US$1.00 and uncertainties surrounding the adjustment of Telecom’s regulated rates, in the first half of 2002 Telecom announced the suspension of payments of principal and interest on its and its Argentine Subsidiaries’ financial debt obligations. Since announcing the suspension of principal and interest payments on its financial indebtedness, Telecom, Telecom Personal and Publicom have been working with their financial advisors to develop comprehensive plan to restructure all of their respective financial debt obligations and have taken the following steps to restructure their respective financial indebtedness.

Interest Payments

On June 2, 2003, each of Telecom, Telecom Personal and Publicom made an aggregate interest payment equal to the equivalent of US$95.6 million, US$11.3 million and US$0.04 million, respectively for (i) all accrued but unpaid interest on all of its outstanding financial indebtedness to and including June 24, 2002 (without giving effect to any penalties or post-default increases) and (ii) 30% of all accrued but unpaid interest (without giving effect to any penalties or post-default increases) on the outstanding principal of all of its outstanding financial indebtedness for the period beginning on June 25, 2002 and ending on December 31, 2002.

Repurchase and Cancellation of Outstanding Indebtedness

In April 2003, each of Telecom, Telecom Personal and Publicom offered to purchase a portion of their respective financial indebtedness in order to reduce the principal amount of its outstanding indebtedness and its ongoing debt service obligations and to provide holders of its financial indebtedness the opportunity to reduce their holdings of debt in exchange for cash.

In June 2003, Telecom purchased and cancelled an aggregate principal amount equal to the equivalent of approximately US$175 million of its outstanding medium term notes and US$34 million of its outstanding indebtedness under credit facilities with financial creditors (11% and 4% of its outstanding medium term notes and indebtedness under credit facilities with financial creditors as of December 31, 2002, respectively), for aggregate consideration of the equivalent of US$115 million. Telecom purchased all such financial indebtedness at a purchase price of 55% of the original principal amount.

Concurrently, Telecom Personal and Publicom purchased and cancelled an aggregate principal amount equal to the equivalent of approximately US$79.8 million and US$3.7 million, respectively, of their outstanding indebtedness under credit facilities with financial creditors (13% and 90%, respectively, of their outstanding indebtedness as of December 31, 2002) for aggregate consideration of the equivalent of US$44 million and US$2 million, respectively. Telecom Personal and Publicom purchased all such financial indebtedness at a purchase price of 55% and 55%, respectively, of the original principal amount.

In April 2003, Núcleo reached an agreement with certain of its creditors to refinance approximately US$13.8 million of its total financial indebtedness and is currently in negotiations to refinance its remaining financial debt obligations. As the agreement includes a cross default suspension clause expiring on December 31, 2003, Núcleo may have to renegotiate with all of its lenders if an agreement to refinance its remaining financial debt is not completed by that time and any of the lenders whose loans have already been refinanced chooses to exercise its right of cross default.

Restructuring Proposal

Telecom has been working with its financial advisors to develop a comprehensive plan to restructure its outstanding financial indebtedness not purchased and cancelled as described above.

Since June 2002, Telecom has been engaged in discussions and negotiations with an ad hoc committee formed by seven of the Company’s lenders under its credit facilities (the “Committee”), including discussions on alternative proposals to effect a restructuring of its financial indebtedness. These discussions and negotiations have focused on, among other things, the level of debt to be issued to the Company’s creditors and rates of interest thereon, the structure and terms of any equity-linked instrument to be issued to creditors, the amount of equity capital that creditors would receive and the extent, if any, to which any part of the new debt obligations would be collateralized. Telecom has also been engaged in discussions and negotiations with representatives of certain of its bondholders.

In the first quarter of 2003 Telecom furnished to the Committee for its consideration a revised plan for restructuring all of its outstanding financial indebtedness (the “Proposal”), which the Company believed reflected the comments and concerns expressed by the Committee in the course of discussions with them to that date. The restructuring alternatives in the Proposal were conditioned on, among other things, the Company’s ability to purchase and cancel at least US$520 million of financial indebtedness, as described above. Due to the lower than expected amount of debt that the Company was able to purchase and cancel, Telecom is in the process of revising its current plans for restructuring its financial indebtedness to address a higher level of financial indebtedness outstanding. As such, the terms of any proposed restructuring of the Company remain subject to significant uncertainties. Telecom cannot provide assurance that any of the alternatives contemplated in the Proposal will be included in any amended proposal and, even if such alternatives are included in an amended proposal, Telecom cannot provide assurance that such alternatives will be implemented as proposed, or at all. Telecom reserves the right to discontinue any negotiations regarding the Proposal and any amendments to the Proposal, or to take further or different actions to achieve its restructuring goals.

Set forth below is a summary of the Proposal submitted to the Committee in the first quarter of 2003. The Committee has not endorsed the Proposal. Telecom cannot assure you that any of the alternatives contemplated in the Proposal will continue to be pursued in the form originally proposed, or at all.

The Proposal contemplated that the Company would restructure its outstanding financial indebtedness by exchanging its outstanding financial indebtedness (consisting of indebtedness under credit facilities and medium term notes) for new debt obligations with new payment terms and for equity related securities. The new debt obligations would be denominated in the same currency as the financial indebtedness being exchanged. Under the Proposal the Company presented two different consideration packages and proposed to permit its creditors to elect to exchange their debt instruments for the consideration alternative preferred by them, subject to certain limits on the maximum aggregate principal amount of debt subscribing to each option, as set forth below (in equivalent U.S. dollars):

•	US$609 million aggregate principal amount of new senior debt instruments with mandatory amortizations from 2004 through 2008, an average life of 3.7 years and bearing interest at LIBOR+250 basis points per annum, subject to a cap of 6% (“Senior Debt 1”);

•	US$776 million aggregate principal amount of new senior debt instruments with mandatory amortizations from 2010 through 2015, an average life of 10.5 years and bearing interest at LIBOR+50 basis points per annum, subject to a cap of 3% (“Senior Debt 2”);

•	US$96 million aggregate principal amount of new senior debt instruments with maturity in 2015 and bearing interest at LIBOR+50 basis points per annum, subject to a cap of 3% (“Senior Debt 3”);

•

Non-voting preferred shares of Telecom convertible at the holders’ option (subject to a limited non-conversion period) into common shares of Telecom (the “Convertible Preferred Shares”). The Convertible Preferred Shares and the common shares would be issued upon conversion of the Convertible Preferred Shares (the “New Common Shares”) and would contain limitations on accumulation to be included in the by-laws of the Company. The issuance of the Convertible Preferred Shares and the New Common Shares would be subject to shareholders’ and regulatory approvals (including approvals relating to license requirements restricting issuances of Telecom stock). The Convertible Preferred Shares to be issued to Telecom’s creditors would be convertible into New Common Shares representing 22.5% of the common shares of Telecom.

Under the Proposal, Senior Debt 1 and Senior Debt 3 would be mandatorily prepayable based on excess cash, with Senior Debt 3 prepayable in full prior to any prepayments on Senior Debt 1.

Under the Proposal:

•	Up to US$1,208 million aggregate principal amount of debt could be exchanged for consideration comprised of (i) US$336 million aggregate principal amount of Senior Debt 1, (ii) US$776 million aggregate principal amount of Senior Debt 2 and (iii) US$96 million aggregate principal amount of Senior Debt 3 (“Option A”).

•	Up to US$806 million aggregate principal amount of debt could be exchanged for consideration comprised of (i) US$273 million aggregate principal amount of Senior Debt 1 and (ii) Convertible Preferred Shares convertible into New Common Shares representing 22.5% of the common shares of Telecom (“Option B”).

In the event that any option under the Proposal was oversubscribed, Telecom proposed to allocate oversubscriptions into the undersubscribed option.

Although the Company no longer views the Proposal as being viable, the Company intends to continue discussions and negotiations with the Committee with a view toward amending the Proposal or otherwise reaching an agreement on a mutually acceptable plan. There can be no assurance the Company will reach an agreement with the Committee, or that if such agreement is reached, it will be acceptable to the number of creditors required to implement such debt restructuring plan. Additionally, such plan would be subject to receiving the appropriate regulatory approvals. For example, if Telecom were to issue equity, as contemplated by the Proposal, it would be required to obtain approval from the Secretary of Communications of Argentina (“Secretaría de Comunicaciones”). Telecom cannot assure you that it would be able to obtain such approval. If the Company does wish to issue equity securities and is not able to obtain the necessary approval the Company would be forced to take alternative actions to achieve its restructuring goals, although it cannot predict what such actions might be or the success thereof.

In the event that such a restructuring plan is not developed and/or approved, Telecom may be forced to seek the assistance of the Argentine courts by filing for a reorganization proceeding (“concurso preventivo”) under which all of its outstanding financial indebtedness would be restructured, or the Company may seek a prepackaged agreement (“acuerdo preventivo extrajudicial”) with its creditors.

The terms of a concurso preventivo may be less favorable to holders of the Company’s financial indebtedness than the terms of the Proposal. A concurso preventivo may extend for a greater period of time than a reorganization as contemplated under the Proposal. During such time the Company may be susceptible to fluctuations in economic, business, political, environmental or other conditions in Argentina, Italy, the United States or elsewhere.

In order to reorganize its financial indebtedness under a concurso preventivo, Telecom would need to obtain the approval of the majority of its unsecured creditors representing two-thirds of its liabilities filed in the concurso preventivo proceedings and admitted by the Argentine court. In calculating this majority, the financial indebtedness subject to the restructuring will be converted into pesos (calculated at the exchange rate in effect on the date when the trustee files a report accepting or rejecting the claims of the Company’s creditors under the concurso preventivo).

During the period of the concurso preventivo, (i) monetary claims against the Company would be suspended by the Argentine courts, (ii) the Company’s assets would be protected against claims by its creditors, including but not limited to attempts to attach or liquidate its assets, (iii) creditors would lose any set-off rights against the Company, (iv) interest on the Company’s indebtedness would cease to accrue, (v) no payments of principal or interest could be made by the Company to its creditors and (vi) with the exception of a limited number of transactions that would require court approval, the Company would continue to be in charge of the management of its business while under the supervision of a trustee. See Item 3: “Key Information—Risk Factors.”

Telecom has been advised by its Argentine counsel that it may be able to effectuate a consensual restructuring of its financial indebtedness pursuant to an acuerdo preventivo extrajudicial if the Company is able to obtain the approval of the majority of its creditors representing two-thirds of the total liabilities of the Company and a court endorsement. Such an agreement would have a binding effect on all of the Company’s creditors, including those that reject or do not execute such agreement. Any monetary claims against the Company would be suspended by the Argentine courts at the time such agreement is filed for endorsement.

In the event that Telecom cannot file for a concurso preventivo or an acuerdo preventivo extrajudicial, the Company may be forced into bankruptcy by one or more of its creditors. If the Company is forced into bankruptcy by one or more of its creditors, a court-appointed trustee will take control of the management of the Company’s business. During the bankruptcy proceeding, the trustee will identify all of the assets and liabilities of the Company, will liquidate the Company’s assets and will distribute the proceeds from such liquidation among all the Company’s creditors in the preferential order prescribed by the Argentine bankruptcy law. Furthermore, if the Company is declared bankrupt, the Argentine government will revoke its license to provide fixed-line telephony services. See Item 3: “Key Information—Risk Factors.”

Telecom Personal has also furnished the Committee a plan for restructuring its financial indebtedness. Under the terms of its proposal, Telecom Personal would have, among other things, exchanged a portion of its current debt for Convertible Preferred Shares which would, subject to certain conditions, be convertible at the holders’ option into New Common Shares of Telecom. Telecom Personal’s restructuring plan was conditioned on, among other things, Telecom Personal’s ability to purchase and cancel at least US$90 million of financial indebtedness, as described above. Telecom Personal is also in the process of revising its current plan for restructuring its outstanding financial indebtedness to address its higher than expected levels of outstanding financial indebtedness and intends to amend its restructuring plan.

Telecom Personal’s proposal has not been endorsed by the Committee and is subject to uncertainties similar to those affecting Telecom’s Proposal except that if Telecom Personal files for concurso preventivo, certain of its licenses may be revoked, transferred back to the regulatory entity and sold in a public auction. The completion of the restructuring transactions contemplated by Telecom’s Proposal are conditioned upon the completion of the transactions contemplated by Telecom Personal’s proposal and vice versa.

Critical Accounting Policies

The Company’s financial statements are prepared in accordance with Argentine GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates their estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Telecom’s accounting polices are more fully described in the Notes to its consolidated financial statements, particularly Notes 3, 4, 10 and 14. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect the Company’s financial condition and results of operations.

Income Taxes—Deferred tax assets and Tax credit on minimum presumptive income

At December 31, 2002, the Company had significant deferred tax assets generated principally by the devaluation of the peso, which tax assets are subject to periodic recoverability assessments. In accordance with Argentine GAAP, the recoverability of tax credit depends on the existence of sufficient taxable income within the carryforward period available under the tax law.

The National Government, through Decree No. 2568/02 dated December 11, 2002, stated that net losses from year 2002 exchange differences of assets and liabilities in foreign currency in existence up to January 6, 2002 must be determined considering the exchange rate of US$1.00=P$1.40 and will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. Consequently, the difference between the P$1.40 rate and the exchange rate at year end (P$3.37) must be entirely deducted for income tax purposes in fiscal year 2002.

This Decree nullified the interpretation of the Company, which was that the whole exchange difference from year 2002 would be deferred in the period 2002 – 2006. As a consequence of this and considering the five year prescription period for tax loss carryforwards, the probability that the Company will earn enough taxable profits in the period 2002 – 2006 in order to use the tax credit carryforwards existing at December 31, 2002 and the deductible exchange differences for the next four fiscal years, has diminished. As such, the management of the Company has decided to record a reserve at December 31, 2002 under Argentine GAAP, in addition to the existing reserve of Núcleo, for the total deferred tax credits of Telecom and its subsidiary, Telecom Personal.

Management’s judgments regarding future profitability may change due to future market conditions particularly the exchange rate, the pending rate renegotiation with the Government, the successful renegotiation of debt obligations and other factors. These changes may require material adjustments to these deferred tax asset balances.

Regarding the recoverability of tax credit for minimum presumptive income of P$84 million, as the prescription period is ten years, the Board of Directors of Telecom estimates that the recoverability of this tax credit is probable based on economic and financial projections. Therefore, no reserve was recorded under Argentine GAAP against the tax credit for minimum presumptive income.

Under U.S.GAAP, SFAS 109 provides more specific and strict rules relating to the evaluation of the recoverability of tax credits. Under SFAS 109, an enterprise must consider several positive and negative factors and make a judgment as to whether to record a total or partial valuation allowance against its tax credits. Negative factors to be considered include (i) uncertainties that, if unfavorably resolved, would adversely affect operations and profit levels on a continuing basis in future years and (ii) whether the length of the carryforward period is so brief that it would limit the realization of the tax credit.

Although the Company’s financial projections indicate that the Company may be able to recover the tax credits related to Publicom and the minimum presumptive income tax credits, due to the current macroeconomic environment and uncertainties surrounding the Company’s business, the information provided in the Company’s financial projections is not considered sufficient evidence of the recoverability of its tax credits under the criteria established by SFAS 109. Therefore, for purposes of the Company’s reconciliation of Argentine GAAP to U.S. GAAP, the Company has recorded a valuation allowance for the full amount of its tax credits as of December 31, 2002 under U.S. GAAP.

Fixed and intangible assets—Estimated useful lives and recoverability

The Company has significant tangible and intangible assets. The determination of the estimated useful lives of these assets and whether or not these assets are impaired involves significant judgment.

These assets have been depreciated based on their useful lives, estimated for each class of fixed and intangible assets. The reasonability of the applicable depreciation rates must be considered in the context of the deregulation and increased competition which has characterized the Argentine telecommunications market from October 1999.

As a consequence of an integral review performed in the year 2001 by an independent specialist of the useful lives of the Company’s fixed assets, the Company confirmed that the remaining lives of the copper external wiring and related infrastructure were extended by the development of the ADSL (Asymmetric Digital Subscriber Line) technology and the massive deployment of its services during the year 2001. Therefore, the Company, as recommended by the independent specialist, extended the remaining useful life assigned to such assets by 5 years and adopted new depreciation rates and a broader classification for the new assets as from January 1, 2001.

The recoverable value of fixed and intangible assets depends on the capacity of such assets to generate net cash flows sufficient to absorb the net book value of such assets during the estimated useful lives of such assets. The management of the Company periodically evaluates the recoverable value of such fixed intangible assets by preparing economic and financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

Argentine GAAP requires the Company to assess whether the carrying amount of the asset is recoverable by estimating the sum of the undiscounted future cash flows expected to result from the asset. If the recoverable amount is less than the carrying amount, an impairment charge must be recognized, based on the sum of the discounted future cash flows. This criteria is substantially similar to the criteria provided by SFAS 144 under U.S. GAAP.

Based upon the described methodology regarding the recoverable value of the assets and the expectation that the Company’s tariffs and financial debt will be successfully renegotiated, the management of Telecom believes that fixed assets and intangible assets, taken as a whole, are not valued in excess of recoverable value.

Changes in business strategy, technology evolution, and/or market conditions, as well as changes in future cash flow estimates due to, among other things, the outcome of the pending rate renegotiation with the Argentine government, could significantly impact these judgments and require adjustments to recorded asset balances.

Intangible assets with indefinite useful life—PCS license

The Company has suspended the amortization of the PCS license as from fiscal year 2002 in accordance with the new Argentine accounting standards described below, because such license is an intangible asset with indefinite useful life.

In accordance with Argentine GAAP, the Company has assessed whether the carrying amount of the license is recoverable by estimating the sum of the undiscounted future cash flows expected to result from such asset. Based on such cash flows arising from the Company’s economic and financial projections, the management of the Company believes that the book value of PCS license does not exceed its recoverable value under Argentine GAAP as of December 31, 2002.

However, U.S. GAAP, under SFAS No. 142, requires that intangible assets with indefinite useful life are not amortized but such assets are tested for impairment by comparing the asset’s book value to its estimated fair value. To determine the assets’ fair value, the management of the Company has discounted the assets’ future cash flows based on the Company’s economic and financial projections. Pursuant to such analysis, no impairment was detected under U.S. GAAP as of December 31, 2002.

The recoverability of indefinite life intangible assets requires Company management to make assumptions about future cash flows expected to result from such asset. Management’s judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Reserve for Doubtful Accounts

Changes in required reserves have been recorded in the present period and may occur in the future due to the current economic situation in Argentina, which has resulted in a significant increase in payment delays.

Management estimates the collectibility of trade receivables and note receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current creditworthiness of each customer.

In addition, management has considered that the default of the public sector will produce a delay in collection but will not affect the ultimate recoverability of receivables due from the government. The Company has considered the effect of this delay when estimating the recoverability of the Company’s accounts receivable.

Contingencies

The Company is subject to proceedings, lawsuits and other claims related to labor, civil and other matters.

Management is required to assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from these outcomes. Telecom’s management consults with legal counsel on matters related to litigation and consults with internal and external experts in the ordinary course of business. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in Telecom’s method of resolving such matters such as a change in settlement strategy.

Capitalization of foreign currency exchange differences related to debt for fixed assets acquisitions.

As the devaluation of the peso has been significant during the year 2002, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No. 398, which provides that the exchange rate differences arising from January 6, 2002 relating to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

Under CNV Resolution No. 398, capitalization of the foreign exchange differences related to debt for fixed asset acquisitions, as described above, is optional but it is mandatory under CPCECABA Resolution No. 3/02. Telecom capitalized its foreign exchange differences in accordance with CNV Resolution 398 until April 1, 2002, at which time Telecom decided that due to the re-establishment of inflation accounting and the volatility of its business, it was no longer appropriate to capitalize these differences. Under U.S. GAAP, capitalization of foreign exchange differences related to debt for fixed asset acquisitions is not permitted. See Note 20 to the consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Significant Accounting Policies

The following accounting policies do not generally require management to make critical estimates and judgments comparable to those described under “Critical Accounting Policies”, however, Telecom believes that a description of these key accounting policies will facilitate the analysis and understanding of its financial statements. The information set forth below should be read in conjunction with the more detailed information regarding Telecom’s accounting policies set forth in the Notes to Telecom’s financial statements, particularly Notes 3, 4, 10 and 14, which are included in Item 18 of this annual report on Form 20-F.

Accounting for Inflation

The consolidated financial statements have been prepared in millions of Argentine pesos of constant currency, recognizing the effects of wholesale inflation.

From September 1995, in accordance with Argentine GAAP and CNV Resolution No. 272/95 as provided for in National Government Decree No. 316/95, inflation adjustments for financial statements were discontinued.

However, in July 2002, the Argentine government issued Decree No. 1269/02 re-establishing accounting for inflation in financial statements. The CNV, through Resolution No. 415/02, adopted this procedure. Consequently, the Company’s audited financial statements for the fiscal year ended December 31, 2002 reflect adjustments for inflation, and financial information as of and for the fiscal year ended December 31, 2001, the twelve-month period ended December 31, 2000 and the fiscal years ended September 30, 1999 and September 30, 1998 included herein has been restated for comparative purposes.

Due to the increase in the applicable index for restatement of financial statements (wholesale prices) of 118.21% in the period January through December 31, 2002, the reinstatement of inflation accounting in accordance with Argentine GAAP had a significant effect on the Company’s financial condition and results of operations.

Disclosure of debt as of December 31, 2002 in relation to the suspension of its payments

As some creditors have exercised their rights of acceleration of maturities and considering the cross default clauses contained in certain loan agreements, the management of the Company decided to categorize debt with an original non-current maturity as current debt, except for the debt with the Titan financial trust refinanced as indicated in Note 8 to the consolidated financial statements. This decision reflects the enforceability of liabilities by creditors notwithstanding the fact that they have not generally sought to enforce such claims. As of December 31, 2002, this reclassification is approximately P$4,813 million.

Differences Between U.S. and Argentine GAAP. Differences exist between Argentine GAAP and U.S. GAAP which might be material to the financial information presented herein. Such differences involve methods of measuring the amounts shown in the annual financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X under U.S. federal securities laws.

Under U.S. GAAP, Telecom reported a net loss of P$1,641 million for year 2002 and P$3,476 million for year 2001. The net loss for 2002 was smaller under U.S. GAAP than Argentine GAAP principally due to timing differences in adjustment of the valuation of assets and liabilities in foreign currency, which was recorded in 2001 under U.S. GAAP. Net loss under U.S. GAAP also reflects foreign currency exchange differences relating to debt for fixed asset acquisitions, which may not be capitalized under U.S. GAAP. As a result of these foreign exchange differences and other items, under U.S. GAAP Telecom recorded a shareholders’ deficit of P$10 million at December 31, 2002.

The principal items affecting Telecom’s income under U.S. GAAP, as compared to Argentine GAAP, are discussed under Note 20 to the Company’s consolidated financial statements included in Item 18 of this Form 20-F.

Recent Accounting Pronouncements (Argentine GAAP)

Accounting for Inflation

On March 25, 2003, the Argentine government issued Decree No. 664/03, forbidding adjustments for inflation. In that respect, on April 10, 2003, the CNV issued Resolution 441/03 stating that beginning March 1, 2003, companies regulated by the CNV were not to adjust financial statements for inflation, and should include a note to their financial statements providing that information had only been adjusted for inflation until February 28, 2003.

New Accounting Standards

On January 14, 2003, the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new RTs relate to the harmonization of Argentine GAAP with IAS undertaken by the IASC.

These new standards were early adopted by the Company, as permitted by the resolution, as of January 1, 2002. The principal changes in valuation and disclosure criteria that have been recorded are as follows:

•	Accounting Measurement of Certain Assets and Liabilities at Their Current Value. RT 17 provides general criteria for the accounting measurement of certain assets and liabilities based on the calculation of their current value, using the internal rate of return of such assets or liabilities at the time of measurement.

•	Loans Arising From Refinancing. RT 17 requires that when a debt is refinanced by new debt bearing substantially different terms, the original debt should be written off. RT 17 also establishes criteria for valuing and recording the new debt. In accordance with RT 17, Telecom Personal has written off the original debt refinanced in the Titan Financial Trust transaction and has recorded it as new debt, pursuant to the new agreement entered into, at its current value, by using an annual discount rate of 12% per annum in US Dollars. See Note 8 to the consolidated financial statements for additional information regarding the Titan Financial Trust.

•	Derivative Financial Instruments. RT 20 establishes valuation and exposure criteria for derivative transactions. Pursuant to this standard, hedging derivative instruments must be recognized in financial statements as assets or liabilities at their current values as of the measurement date.

•	Temporary Differences From Translation. RT 18, as amended by CPCECABA, requires foreign currency translation differences to be recorded as a separate line item on the balance sheet, between liabilities and stockholders’ equity, entitled “temporary differences from translation” instead of being recorded as income (expense) in the period of occurrence.

•

PCS License. RT 17, as amended by CPCECABA, establishes that if the useful life of an intangible asset is undefined, depreciation is not required, subject to comparisons of the book value and recoverable values of the asset. Therefore, the management of the Company decided to suspend the systematic depreciation of the PCS license as from year 2002 based on its belief that the book value of such license does not exceed its recoverable value at the closing of the accounting period.

•	Reclassification of Costs Included in Net Sales. RT 19 provides that only returns and allowances may be deducted from net sales and direct taxes must be recorded as operating costs. As a result of this pronouncement, Telecom has recorded turnover taxes and other costs directly associated with sales as operating costs in the financial statements contained herein.

•	Reclassification of Goodwill. RT 19 requires goodwill to be recorded as a separate asset in the balance sheet, apart from intangible assets, and the amortization expense associated with the goodwill to be separately identified in the income statement as “depreciation of goodwill”. As a result of this pronouncement, Telecom separately recorded P$10 million, P$18 million and P$15 million of depreciation of goodwill for the years ended December 31, 2002, 2001 and 2000, respectively. Prior to its adoption of this pronouncement, Telecom had recorded this expense within “Equity losses from related companies”.

See Note 4 to the Company’s financial statements included in Item 18 of this annual report on Form 20-F for additional information regarding these new accounting standards and their impact on the Company’s financial statements as of and for the years ended December 31, 2002, 2001 and 2000. See Note 20 to Telecom’s consolidated financial statements included in Item 18 of this annual report for a discussion of the differences between U.S. GAAP and Argentine GAAP with respect to these new Argentine accounting standards.

Results of Operations

The operating revenues of the Company are derived principally from basic telephone services, comprised of local and long-distance telephone services. The Company and its subsidiaries also derive revenues from other telephone-related services such as direct lines, public telephones, installation charges, charges for supplementary services, international long-distance service, cellular telephone services, telephone directories publication, data transmission and Internet services, access charges for the use of the Company’s network, the leasing of facilities and other miscellaneous charges. The principal factors which affect the Company’s revenues from basic telephone services are rates and the volume of use of services.

During the year ended December 31, 2002, the Company’s results of operations were affected by the current Argentine economic situation where weak economic development continues to affect local and long-distance traffic, the demand for new lines and the levels of uncollectibles and disconnections, as well as by significant decreases in rates in the domestic and international long-distance service as a continuing result of the opening of the market to competition.

As a consequence of the severe and ongoing deterioration of the economic situation of Argentina, effective January 6, 2002, the Argentine government introduced some measures that have had and are expected to continue to have a significant impact on the operations of Telecom, particularly on the rates. On January 6, 2002, the Argentine government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the executive branch of the Argentine government the power to set the system that will determine the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. In early January 2002, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Central Bank approval and import and export transactions at an exchange rate of P$1.40 per dollar and a floating rate to be freely determined by the market for all other transactions. The Public Emergency Law also has: (i) converted to and fixed as pesos (at a rate of P$1.00=US$1.00) all tariffs for measured service, public telephone service, international long distance, some supplementary services and monthly basic and installation charges and eliminated contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism and (ii) established that certain contracts signed between the Argentine government and privatized companies (such as Telecom) will be renegotiated, including tariffs that Telecom may charge in the future. See Item 3: “Key Information—Risk Factors.”

The Company realizes substantially all of its revenues in Argentina in pesos and, as a result, the devaluation of the peso has had a material adverse effect on the U.S. dollar value of its earnings and its ability to service its debt which is largely denominated in U.S. dollars. In addition, the devaluation of the peso has had a material adverse effect on the financial condition of the Company, as its largely peso-denominated assets have depreciated accordingly against its largely foreign currency-denominated indebtedness. The Company’s total financial debt as of December 31, 2001 amounted to P$7,092 million (expressed in constant pesos as of December 31, 2002). As of December 31, 2002, such amount was P$11,197 million.

The Company has commenced a number of operational restructuring efforts designed to strengthen its balance sheet, reduce its financial leverage and enhance its profitability and liquidity. These efforts have included, but are not limited to, the implementation of a new organizational structure, labor force reductions, improved collection policies and a significant reduction in capital expenditures.

Despite operational restructuring efforts of the Company, the effects of the devaluation and the absence of offsetting rate adjustments have led to a significant reduction in cash flow in constant pesos. As a consequence of these and a number of other developments, including the overall deterioration of the economic environment in Argentina, the volatility of the peso and the conversion into pesos of the Company’s rates at the ratio of P$1.00=US$1.00, in the first half of 2002 Telecom announced it has been unable to make its mandatory financial debt service payments as scheduled, and a restructuring of the Company’s outstanding financial indebtedness will be required. As a result, the Company is in default under its outstanding financial indebtedness.

As a result of the enactment of the Public Emergency Law, the political and economic changes that have occurred in Argentina subsequent to December 31, 2002 and the suspension of payment on, and proposed restructuring of, the Company’s financial indebtedness, Telecom’s results of operations presented below for the periods ending December 31, 2002, 2001 and 2000 may not be indicative of Telecom’s current financial position or future results of operations and may not contain all of the information necessary to compare Telecom’s financial position and operating results for the periods presented to previous or future periods. See “—Economic and Political Developments in Argentina” for additional discussion of factors which have affected Telecom’s financial condition and results of operations.

The results of the several periods discussed below are in conformity with Argentine GAAP, which differs in certain respects with U.S. GAAP. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 20 to the Financial Statements.

Years ended December 31, 2002, 2001 and 2000

For purposes of these sections the years ended December 31, 2002, 2001 and 2000 are called “year 2002”, “year 2001” and “year 2000”, respectively.

Net Sales

Detailed below are the major components of net sales for the years ended December 31, 2002, 2001 and 2000. During year 2002, in accordance with new accounting pronouncements, certain items included within net sales were reclassified to different categories. The reclassified items relate mainly to measured service charges, international long distance revenues and data transmission revenues and turnover tax. Accordingly, previous years information has been also reclassified for comparative purposes.

	Year Ended December 31,			% of Change
	2002	2001	2000	2002-2001	2001-2000
	(P$ millions)			Increase/(Decrease)
Net sales
Basic telephone services

Measured service charges	1,012	1,781	1,870	(43)	(5)
Monthly basic charges	635	1,207	1,178	(47)	2
Charges for supplementary services	121	244	279	(50)	(13)
Installation charges	20	52	48	(61)	8
Public telephone service	191	375	434	(49)	(14)
International long-distance service	258	339	406	(24)	(17)
Interconnection charges	171	218	391	(22)	(44)
Cellular telephone service	1,028	1,809	1,907	(43)	(5)
Data transmission	365	572	506	(36)	13
Internet revenues	57	68	52	(16)	31
Telephone directories and other revenues	125	339	278	(63)	22

Total net sales	3,983	7,004	7,349	(43)	(5)

General

During year 2002, net sales decreased approximately 43.1% to P$3,983 million from P$7,004 million in year 2001. The decrease in net sales was mainly due to the adjustment for inflation of the figures as of December 31, 2001 and the freezing of rates after the “pesification” enforced by the Argentine Government.

During year 2001, net sales decreased 4.7% to P$7,004 million from P$7,349 million in the previous year. The decrease in net sales was mainly due to a decrease in revenues generated by measured service charges, charges for supplementary services, public telephone service, international long distance service, cellular telephone service and interconnection revenues, partially offset by an increase of monthly basic charges and data transmission.

Detailed below is the percentage composition of the major components of net sales from basic telephony for years 2002, 2001 and 2000:

	Year Ended December 31,
	2002	2001	2000
Measured service charges	25	25	25
Monthly basic charges	16	17	16
Charges for supplementary services	3	3	4
Installation charges	0.5	0.7	0.7
Public telephone service	5	5	6
Interconnection charges	4	3	5

Measured Service Charges and Monthly Basic Charges

Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Measured service charges also include calls made by customers in order to access the Internet. See Item 4: “Information on the Company—The Business—Basic Telephone Services—Basic Telephony Revenue—Measured Service.”

Most of the Company’s customers are billed monthly. Installation charges and monthly basic charges differ for residential, professional and commercial customers. See Item 4: “Information on the Company—Rates.”

Revenues from traffic (defined as measured service plus monthly basic charges) represented 41.4% of total net sales for year 2002, compared to 42.7% of total net sales for year 2001. Revenues from traffic decreased 44.9% to P$1,647 million in year 2002 from P$2,988 million in year 2001. Measured service charges decreased 43.2% to P$1,012 million in year 2002 from P$1,781 million in year 2001. The decrease was evidenced both in revenues from local and domestic long distance, as the rates were frozen after the “pesification” enforced by the Argentine Government, and the deterioration of the economic conditions in the country that has had a negative impact on the number of customer lines.

Monthly basic charges decreased 47.4% to P$635 million in year 2002 when compared with the previous year. The decrease was mainly due to the fact that rates were frozen after the “pesification” enforced by the Argentine Government and to a lower average number of lines in service of approximately 377,000 lines.

Revenues from traffic represented 42.7% of total net sales for year 2001, compared to 41.5% of total net sales for year 2000. Revenues from traffic decreased 2.0% to P$2,988 million in the year 2001 from P$3,048 million in the same period of the previous year. Measured service charges decreased 4.8% to P$1,781 million during year 2001, as compared to the same period of year 2000. This decrease was mainly due to lower revenues from the domestic long distance service where significant price reductions were implemented through different pricing plans after the introduction of competition in the basic telephone service. Even though total traffic volume measured in minutes increased for year 2001 when compared to year 2000, it was offset by the decrease in prices.

Monthly basic charges increased 2.5% to P$1,207 million in year 2001 when compared with the previous year. This increase was mainly due to the higher number of lines in service (mainly restricted usage and prepaid lines) partially offset by the reductions applied to commercial and governmental monthly charges, and further discounts offered to corporate customers.

Charges for Supplementary Services

Charges for supplementary services (which include call-waiting, call-forwarding, three-way calling, direct inwards dialing, toll-free service and voicemail, among others) decreased by approximately 50.4% to P$121 million in year 2002, from P$244 million in year 2001. The decrease was mainly due to the fact that rates were frozen after the “pesification” enforced by the Argentine Government and to a lower number of subscribers to these services.

Charges for supplementary services decreased by approximately 12.5% to P$244 million during year 2001, compared to year 2000, mainly due to discounts applied to different services.

Installation Charges

During year 2002, installation charges in respect of new customers decreased by 61.5% to P$20 million, from P$52 million in year 2001. The decrease was largely due to a lower number of lines connected (approximately 134,000 lines connected in fiscal year 2002 as compared to 322,000 lines connected during fiscal year 2001) but was partially compensated by a higher average installation price (P$120 to P$67 per line, denominated in current pesos).

During year 2001, revenues from installation charges increased by 8.3% to P$52 million, when compared to year 2000. This was largely due to a higher number of lines connected and was partially offset by lower prices for installation fees.

Public Telephone Service

Revenues from public telephone service decreased approximately 49.1% to P$191 million in year 2002, from P$375 million in year 2001. This decrease was principally due to the fact that rates were frozen after the “pesification” enforced by the Argentine Government, the lower traffic generated by public telephony telecommunications centers (“Telecentros”) and the lower revenues received from public payphones and telephone cards.

Revenues from public telephone service decreased approximately 13.6% to P$375 million during year 2001. This decrease was principally due to the lower traffic generated by Telecentros and lower revenues from public telephones. These effects were partially offset by higher revenues from Telecentros in the southern region, higher sales of public telephony cards and higher sales generated by the lease of public telephony lines to other operators.

International Long-Distance Service

During year 2002, international long-distance service revenues decreased by approximately 23.9% to P$258 million from P$339 million in year 2001. This decrease was due to the fact that rates were frozen after the “pesification” enforced by the Argentine Government and lower outgoing traffic which was partially offset by the revenues generated by the Company’s subsidiary Telecom USA.

During year 2001, international long-distance service revenues decreased by approximately 16.5% to P$339 million when compared to the previous year. This was due to the lower tariffs that were applied through different pricing plans and lower settlement revenues. Similar to domestic long distance services, the reduction in prices was not compensated for by a significant increase in traffic.

Such revenues represented 6.5%, 4.8% and 5.5% of total net sales for year 2002, year 2001 and year 2000, respectively.

Cellular Telephone Service

During year 2002, revenues from cellular telephone service decreased by approximately 43.2% to P$1,028 million from P$1,809 million in year 2001. Telecom Personal’s revenues decreased 49.2% to P$852 million in year 2002 from P$1,676 million in year 2001. This decrease was mainly due to a lower average number of subscribers during year 2002, lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% (to P$25 per customer per month for year 2002, denominated in current pesos). The customer base reached as of December 31, 2002 year was approximately 850,000, 1,279,000 and 62,000 subscribers for the Multiple Area of Buenos Aires (AMBA), the Northern Region and the Southern Region, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,191,000, an increase of approximately 55,000 customers, or 2.5%, as compared to December 31, 2001. Núcleo, the subsidiary that provides PCS and cellular services in Paraguay, generated revenues of P$176 million in year 2002, an increase of 32.3% from P$133 million in year 2001. The increase was mainly due to exchange differences and a slight increase in the customer base. Núcleo’s revenues are consolidated in Telecom Personal.

During year 2001, revenues from cellular telephone service decreased by approximately 5.1% to P$1,809 million. This decrease was mainly due to a decrease in monthly fees, measured services revenues and calling party pays revenues, which resulted from a reduction in the applicable rate and lower traffic and a decrease in handset sales revenues. This decrease was partially offset by the increase in prepaid service revenues. As of December 31, 2001, Telecom Personal had approximately 776,000 cellular subscribers in the Multiple Area of Buenos Aires (AMBA), approximately 1,304,000 cellular subscribers in the Northern Region and approximately 56,000 cellular subscribers in the Southern Region in which Telecom Personal began providing cellular services in March 2000. Núcleo, which has provided cellular and PCS services in Paraguay since June 1998, generated revenues of P$133 million during year 2001. The increase as compared to year 2000 was mainly due to the significant increase in the customer base of this subsidiary, partially offset by lower average revenue per user.

Data Transmission

Revenues generated by the data transmission business decreased 36.2% to P$365 million in year 2002 from P$572 million in year 2001. The decrease was due to restatement for inflation, partially offset by higher revenues generated by the ground networks and international connectivity. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that use the special prefix 0610 and local numbers with 4004 numbering or similar to access Telecom’s network. As of December 31, 2002 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

Revenues generated by the data transmission business increased 13.0% to P$572 million during year 2001 when compared to the previous year. This increase was due to higher Internet dial-up measured services compared to year 2000. Such increase is mainly explained by the significant increase of Internet subscribers in Argentina that use the special prefix 0610 and local numbers with numbering 4004 to access Internet. Additionally, there was also an increase in the revenues generated by data transmission services, such as monthly charges, lease of data circuits to other operators, international connectivity and others due to a higher penetration of these services and an increase in demand for leased lines from other data transmission operators.

Interconnection Charges

During year 2002, revenues generated by interconnection services, which primarily include access, termination and long-distance transport of calls, decreased 21.6% to P$171 million. Interconnection revenues generated by fixed interconnection services decreased 26.0% to P$131 million in year 2002 from P$177 million in year 2001. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by 2.4% to

P$40 million. These revenues decreased 44.2% to P$218 million in fiscal year 2001 when compared with year 2000. This reduction in interconnection revenues was due to the reduction in interconnection rates as required by Decree No. 764/00.

Internet Revenues

Revenues generated by Internet subscription fees and Internet-related value-added services decreased 16.2% to P$57 million in year 2002 from P$68 million in year 2001. The decrease was partially offset by the increase in ADSL high-speed access fees. As of December 31, 2002, the number of ADSL subscribers reached approximately 30,000. Furthermore, Internet dial-up customers reached approximately 147,000. Internet revenues increased 30.8% to P$68 million in year 2001 from P$52 million in the previous year, mainly due to a higher number of customers accessing the Internet by using the prefix 0610 and higher traffic generated by the Arnet Internet customers.

Other Revenues

Other revenues are derived mainly from dedicated lines, access charges, telephone directories and miscellaneous customer charges. During year 2002, other revenues decreased by approximately 63.1% to P$125 million from P$339 million in year 2001. The decrease was mainly due to a decrease in the lease of lines and circuits and a decrease in the directories edition as a result of a sharp deterioration in the advertising market. During year 2001, other revenues increased by approximately 21.9% to P$339 million compared to year 2000. The increase was mainly due to higher revenues related to charges from line reconnections, changes of customers’ addresses and revenues from ADSL connections. This increase was partially offset by a decrease in revenues generated by Publicom’s telephone directory publishing business. The telephone directory publishing business generated revenues of P$102 million in year 2001 compared to P$116 million in year 2000. The decrease in telephone directory publishing business revenues was mainly due to lower advertising revenue.

Cost of Services Provided, Administrative and Selling Expenses

Detailed below are the major components of the cost of services provided, administrative and selling expenses for years ended December 31, 2002, 2001 and 2000:

	Years ended December 31,			% Change
	2002	2001	2000	2002-2001	2001-2000
	(P$ millions)			Increase/(Decrease)
Cost of services provided, administrative and selling expenses
Wages and social benefits	583	1,141	1,098	(49)	4
Depreciation of fixed assets	1,965	1,677	1,584	17	6
Bad debt expenses	188	563	334	(67)	69
Management fees	23	229	286	(90)	(20)
Fees for services	115	214	208	(46)	3
Interconnection costs	140	212	301	(34)	(30)
Taxes	274	421	386	(35)	9
Other operating and maintenance expenses	897	1,648	1,954	(46)	(16)

Total cost of services provided, administrative and selling expenses	4,185	6,105	6,151	(31)	(1)

General

Total cost of services provided, administrative and selling expenses decreased by 31.4 to P$4,185 million in year 2002 from P$6,105 million in year 2001 principally due to the adjustment for inflation of figures as of December 31, 2001 and cost reduction plans implemented by the Company.

Total cost of services provided, administrative and selling expenses decreased by 0.8% to P$6,105 million in year 2001 from P$6,151 million in year 2000 principally due to the following factors: (i) a decrease in interconnection costs, (ii) a drop in management fees and (iii) a decline in other operating and maintenance expenses. These decreases were partially offset by: (i) an increase in salaries and social contributions, (ii) a growth in fixed assets depreciation, (iii) an increase in bad debt expenses and (iv) an increase in service fees.

Wages and Social Benefits

During year 2002, the amount of wages and social benefits charged to income was approximately P$583 million, representing a 48.9% decrease from year 2001. This decrease was mainly due to the effect of the restatement for inflation of the December 31, 2001 figures and the reduction in labor costs of unionized and non-unionized employees, which was part of the cost reduction plan launched during the previous fiscal year. Additionally, a reduction in headcount at Telecom Personal and Publicom was registered. The increase in headcount in the basic telephony activity reflects the migration of call centers and 110 information system workers from Publicom to Telecom Argentina. Social security contributions increased by approximately P$11 million during year 2002.

During year 2001, the amount of wages and social benefits charged to income was approximately P$1,141 million, representing a 3.9% increase over the same period of the previous year. This increase was mainly due to an increase in the employee headcount in the fixed and cellular activities and to an increase in the amount of social security contributions enforced by the government in the third quarter of year 2001. Furthermore, the increase in the fixed activity reflects the migration of 110 information system workers from Publicom to Telecom.

For years 2002, 2001 and 2000, wages and social benefits as a percentage of net sales were approximately 14.6%, 16.3% and 14.9%, respectively.

Depreciation of Fixed Assets

Depreciation is calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after the Transfer Date are being depreciated over an average of 10 years.

Approximately P$1,965 million, P$1,677 million and P$1,584 million was charged to depreciation in year 2002, year 2001 and year 2000, respectively. As a percentage of total net sales, depreciation expense was equivalent to 49.3%, 23.9% and 21.6% for years 2002, 2001 and 2000, respectively. The increase in depreciation expense in each of years 2002 and 2001 was primarily due to the application of the wholesale adjustment factor to the level of fixed assets, the effects of capitalized foreign currency exchange differences originated by financial debt and to the amortization of the new assets incorporated into cellular and data transmission activities during year 2002. The increase in 2001 was partially offset by a decrease in expense as a result of the decision to extend the useful life of the copper external wiring.

Bad Debt Expenses

Bad debt expenses have been calculated based upon the time that receivables have been outstanding and the collection experience of the Company. Generally, accounts receivable are deemed uncollectible 90 days after their due date. For large customers, bad debt expenses are calculated on a case-by-case basis.

During year 2002, bad debt expenses decreased 66.6% to P$188 million from P$563 in year 2001. This decrease was due to the adjustment for inflation of figures as of December 31, 2001 and the decrease in customer lines (generated by the economic crisis), mainly in the residential segments.

During year 2001, bad debt expenses increased 68.6% to P$563 million when compared to year 2000. This increase was mainly due to the deteriorating economic situation of Argentina. The deterioration in the level of collections occurred primarily in residential and small and medium size customers.

Management Fees and Fees for Services

Management fees provided by the Operators as part of the Management Contract for year 2002 were approximately P$23 million. Management fees paid directly to the Operators decreased 90%, mainly as a result of a decrease of the management fee from 3% to 1.25% of net sales in effect for the first three months of the year and a suspension of the payment of the Management Fee beginning April 1, 2002.

Management fees and charges for additional services provided by the Operators as part of the Management Contract for year 2001 were approximately P$229 million. Management fees paid directly to the Operators decreased 19.9%, mainly as a result of a decrease of the management fee from 3% to 1.25% of net sales, effective from October 1, 2001. Such fees amounted to approximately P$286 million for year 2000.

Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$115 million for year 2002, P$214 million for year 2001 and P$208 million for year 2000. For fiscal year 2002, these fees include P$4 million of fees paid to Telecom Italia and FCR under the Management Contract as compensation for the services of highly qualified personnel that the Operators provided to Telecom. Such amounts were charged based on hours of service at the international market rate for such services.

Interconnection Costs

As well as receiving interconnection revenues, beginning in year 1999, Telecom began paying interconnection fees to other operators for access, termination and long-distance transport for calls placed or received from those locations in the Southern Region where Telecom does not have network coverage.

During year 2002, Telecom expensed P$140 million in interconnection costs compared with P$212 million in 2001. This decrease was primarily due to the effects of restatement for inflation, offset by higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services.

During year 2001, Telecom expensed P$212 million in interconnection costs compared with P$301 million in 2000. Interconnection costs decreased 29.6% reflecting the application of lower interconnection rates under Decree No. 764/00.

Taxes

Expenses related to taxes decreased 34.9% to P$274 million in year 2002 from P$421 million in year 2001. This decrease was mainly due to the effects of restatement for inflation, offset by the charge to income of the tax on checking account transfers as, since February 2002, this tax can no longer be applied against income tax, VAT or tax on minimum presumptive income, and the increase of terrestrial taxes in certain jurisdictions.

Other Operating and Maintenance Expenses

Other operating and maintenance expenses charged to income decreased 45.6% to P$897 million in year 2002 from P$1,648 million in year 2001. This decrease was due to the effect of the restatement of the figures for the year ended December 31, 2001 to reflect inflation and a decrease in advertising resulting from the cost control initiative of the Company, a decrease in the cost of cellular handsets due to a lower number of cellular handsets sold, a decrease in agent commissions due to lower average commissions paid per new cellular customer as a result of the number of customers with prepaid services contracts and a decrease in material and supplies resulting from lower expenses associated with fewer lines installed and lower maintenance in the basic telephone service, effects partially offset by higher costs of maintenance on submarine cables and hardware due to increased costs for components of imported materials.

Other operating and maintenance expenses charged to income decreased 15.7% to P$1,648 million in year 2001 from P$1,954 million in the year 2000 due in part to the decrease in materials and suppliers charges as a consequence of lower expenses related to maintenance of the network and the installation of lines in basic telephony activity and the savings registered as a consequence of the merger of Telecom Soluciones into Telecom Argentina. These effects were partially offset by higher expenses incurred for the maintenance of the cellular network and data installation and maintenance services. Additionally, commissions paid to cellular vendors decreased as a consequence of the lower number of new subscribers and costs related to advertising decreased mainly due to lower expenses related to advertising and promotional campaigns.

Other (Net)

Other (Net) includes financial and holding results, other income and expenses (net) and investments in subsidiaries.

Financial and Holding Results

In accordance with Technical Resolution No. 6 of the FACPCE, financial items included in the income statement are presented after taking into account the effects of inflation. Gains and losses from monetary positions represent the effects of inflation on the Company’s monetary liabilities and assets, respectively. See Item 3: “Key Information—Selected Financial Data.”

The Company capitalizes the interest incurred in the financing of work in progress (for which construction will be carried out over time) relating to its fixed assets.

During year 2002, Telecom recorded a financial loss of approximately P$5,263 million compared to a financial loss of approximately P$503 million recorded in year 2001. This increase is mainly due to a higher loss of P$3,777 million from currency exchange differences from the Peso devaluation which affected the company’s net foreign currency monetary position which was only partially offset by the higher capitalization of foreign currency exchange differences relating to fixed assets acquisitions and interest of P$854 million. Furthermore, the interest on foreign currency liabilities increased by P$249 million due to the deterioration of the value of the peso. Lastly, a loss of P$1,138 million was registered for the inflation effect on monetary assets and liabilities.

During year 2001, Telecom recorded a financial loss of approximately P$503 million compared to a financial loss of approximately P$479 million recorded in year 2000. This increase is mainly due to lower interest earned on assets and lower capitalization of interest, mainly in the basic telephone service.

Other Income and Expenses (Net)

Other income and expenses include severance payments and provisions for lawsuits.

For year 2002, other income and expenses (net) increased to approximately P$175 million from approximately P$129 million in year 2001. The increase was mainly due to higher reserves for lawsuits and contingencies and the write-off of cellular handsets given in lease without charge and partially offset by lower severance payments.

For year 2001, other income and expenses (net) increased 22.9% to approximately P$129 million compared to approximately P$105 million in the year 2000. During years 2002, 2001 and 2000, approximately P$48 million, P$83 million and P$48 million of such expenses, respectively, represented severance payments to employees who voluntarily retired pursuant to Telecom’s program and those who were dismissed during the period.

Net Income

For year 2002, net income was negative with a loss of approximately P$4,354 million, representing a decrease of P$4,453 million over year 2001. This decrease was mainly due to the current macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso and the effects of the inflation adjustment. Also, the inability of the Company to increase regulated tariffs after the “pesification” of such tariffs at the rate of US$1=1 Peso enforced by the Argentine Government, the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services) and the declines in both traffic and average revenue per user in the cellular business had an impact on net income.

For year 2001, net income was approximately P$99 million, or 1.4% of total net sales, representing a decrease of 72.4% over the same period of the previous year. This decrease was mainly due to: (i) a decrease in revenues from cellular telephone services, (ii) a drop in measured service charges, (iii) a decline in revenues from public telephone and international long-distance services, (iv) a decrease in interconnection revenues, (v) the increase of the financial loss and (vi) an increase in allowance for doubtful accounts. This decrease was partially offset by: (i) a decline in other operating and maintenance expenses, (ii) a decrease in the Management Fee and (iii) a drop in interconnection costs.

Measured service revenues were affected by the current Argentine macroeconomic situation where weak economic development continues to affect local and long-distance traffic, the demand for new lines and the levels of uncollectibles and disconnections, as well as by significant decreases in rates for domestic and international long-distance service.

Liquidity and Capital Resources

Historically, our sources of liquidity have been cash flow from operations and long-term borrowings. In the past, we maintained high levels of liquidity as a way to reduce debt-refinancing risks and provide flexibility during difficult market conditions caused by the volatility to which our business is subject. However, our limited financing alternatives were curtailed after December 2001, when the Argentine government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001 our ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine government’s imposition of transfer restrictions on payments of foreign financial obligations.

As a consequence of the macroeconomic environment in Argentina, the devaluation and volatility of the peso, the “pesification” of certain of the Company’s tariffs at the rate of US$1.00=P$1.00 and uncertainties in the time frame defined by the Argentine Government for the discussions related to the adjustment of the regulated tariffs, in the second quarter of 2002 the Company announced the suspension of principal and interest payments on all of its financial debt obligations, including those of its subsidiaries in Argentina. As a result of these developments, as of December 31, 2002 the Company has failed to make an aggregate of approximately US$989 million of scheduled principal payments on its financial indebtedness and has defaulted with respect to such financial indebtedness. At June 20, 2003 total payment defaults amounted to approximately US$1.4 billion. Consequently, the Company and its subsidiaries have received notices of default or events of default from certain creditors, as well as notices of the acceleration of portions of their financial indebtedness.

Since June 2002, the Company has been engaged in discussions and negotiations with an ad hoc committee (the “Committee”), formed by seven of its lenders under its credit facilities to effect a restructuring of its financial indebtedness. The Company is also having discussions and negotiations with representatives of certain of its bondholders. The Company intends to work with the Committee to reach an agreement on a mutually acceptable restructuring plan. However, if a restructuring plan is not approved the Company will continue to be unable to pay its financial debt obligations and may be forced to seek the assistance of the Argentine Courts by filing for a reorganization proceeding (“concurso preventivo”) under which all of its outstanding financial indebtedness would be restructured, or may seek a prepackaged agreement (“acuerdo preventivo extrajudical”) with its creditors. See “Ongoing Restructuring Efforts”. The Company does not expect to have access to bank credit or the financial markets either internationally or in Argentina until the restructuring of its existing indebtedness is completed.

At December 31, 2002 the Company had approximately P$1,304 million in cash and cash equivalents. At December 31, 2002 the Company also held approximately P$233 million of provincial bonds, of which P$185 million had maturities on or prior to December 31, 2003.

Beginning in October 2001, Telecom started to receive payment in the form of government bonds. For the year ended December 31, 2002, approximately 18% of Telecom’s collections were in the form of public bonds. Telecom intends to use a portion of such bonds in payment of taxes and certain commercial liabilities. Bonds that cannot be so applied in the short term (P$31 million at December 31, 2002) are recorded under “cash and banks” at their estimated sale price. During the year ended December 31, 2002 Telecom recorded a loss of $72 million in its financial and holding results in respect of its holding of such bonds.

Aside from the cash and cash equivalents currently on hand or received by the Company from operating activities the Company has no other sources of working capital and, as described above, the Company does not expect to have access to bank credit or the financial markets in the near or medium term.

Net cash flow from operating activities was approximately P$1,655 million during the year ended December 31, 2002. For the year ended December 31, 2002 cash outflow from financial activities was approximately P$467 million.

The Company estimates that its consolidated capital expenditures for year 2003 will be approximately P$200 million. The Company expects to finance these expenditures through working capital and therefore the Company’s ability to fund these expenditures is dependent on, among other things, its ability to generate sufficient funds internally. The freezing of tariffs impacts the Company’s ability to generate funds for capital expenditures because the cost of imported materials has increased in peso terms.

As of December 31, 2002, the Company had commercial debt obligations (which include trade payables and operating lease obligations) of P$391 million. The Company plans to meet its commercial debt obligations out of its peso revenues. The Company’s ability to meet these obligations will depend on the generation of sufficient cash flow and, in the case of commercial debt obligations denominated in currencies other than pesos, the Company’s ability to transfer funds outside of Argentina, a stable exchange rate between the applicable foreign currency and the U.S. dollar and the availability of foreign exchange.

As of December 31, 2002 the Company had approximately P$11,197 million of consolidated outstanding financial indebtedness which consisted of:

•	Approximately P$5,367 million aggregate principal amount of notes (the “Medium Term Notes”) issued under its medium term note programs. The Medium Term Notes were issued in six separate series and bear interest at rates ranging from 4.99% (6 month LIBOR plus 3.125%) to 12%. The originally scheduled maturity dates of the Medium Term Notes range from 2002 to 2008. See Note 8 to the Consolidated Financial Statements for additional information regarding each series of Medium Term Notes.

•	Approximately P$5,233 million aggregate outstanding principal amount of debt (the “Credit Facility Debt”) owed to financial institutions relating to working capital loans, debt issuances and trade financings with originally scheduled maturities ranging from 2002 to 2016.

•	Approximately P$597 million aggregate accrued but unpaid interest on the Medium Term Notes and Credit Facility Debt.

However, as a result of the default on principal and interest referred to above, lenders under the Company’s Credit Facility Debt (other than the holders of debt pursuant to the TITAN Financial Trust which is discussed in Note 8 to the consolidated financial statements included in Item 18 of this Form 20-F) and holders of our Medium Term Notes have the right to accelerate the maturity of such indebtedness and to demand payment of the full amounts payable under their respective debt instruments. Accordingly, all of such indebtedness has been classified as current debt on our December 31, 2002 balance sheet. As of June 23, 2003 the Company had received notices of acceleration with respect to the equivalent of approximately P$105 million and P$101 million aggregate principal amount of debt of Telecom and Telecom Personal, respectively.

In addition, in connection with the licenses of Telecom Personal to render PCS services, the Company has granted sureties on promissory notes issued by Telecom Personal for the amount of US$23 million (maturity date May 7, 2002) to the order of the SC as a performance guarantee in accordance to the list of conditions for the PCS service in Areas I and III. Telecom Personal has submitted a report to the regulatory agency responsible for PCS service regulation stating that it has complied with its obligations under the licenses and notes. Telecom and Telecom Personal expect that once this regulatory agency has reviewed its report, the performance guarantee issued by Telecom to ensure Telecom Personal’s compliance will be released.

Financial Ratio

The terms and conditions of Nortel’s Series A and Series B Preferred Shares contain restrictions on Telecom’s ability to borrow if the ratio of Telecom’s total liabilities to shareholders’ equity is 1.75 or higher. Telecom’s ratio has exceeded this amount since March 2002. For additional information regarding these restrictions see Nortel’s annual report on Form 20-F for the year ended December 31, 2002.

Related Party Transactions

Transactions with common shareholders of Nortel, Telecom Italia, FCR or their affiliates totaled approximately P$93 million during the year ended December 31, 2002. Of this amount, P$27 million related to services provided under the Management Contract and P$66 million related to equipment purchases and related services procured by Telecom in the ordinary course of its business of providing telecommunications services. See Item 7: “Major Shareholders and Related Party Transactions” and Notes 7(c), (d) and (e) to the Company’s Financial Statements as of and for the years ended December 31, 2002, 2001 and 2000, included herein in Item 18.

During the year ended December 31, 2002, Telecom Italia and FCR received P$27 million under the Management Contract. See Item 4: “Information on the Company—The Business—Management Contract.” This amount related to:

•	P$19 million for Management Fees accrued prior to the suspension of the Management Fee. This amount is recorded as “Management Fees” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report;

•	P$4 million relating to specific services provided by the Operators at Telecom’s request. This amount is included in “Management Fees” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report; and

•	P$4 million of compensation for services of highly qualified personnel that the Operators provided to Telecom. Such amounts were charged based on hours of service at the international market rate for similar services. This amount is included in “Fees and counsel services” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report.

In the ordinary course of its business the Company may procure goods and services from the common shareholders of Nortel, Telecom Italia and FCR or their affiliates. During the year ended December 31, 2002 telecommunications services provided by these related parties aggregated P$36 million, and the Company purchased equipment and materials from these related parties totaling P$30 million. The Company had accounts payable to its parent and affiliates of P$7 million and P$102 million as of December 31, 2002 and 2001, respectively. Accounts payable to parent and affiliates represent management fees accrued prior to the suspension of the management fee under the Management Contract and fees related to services provided by employees of affiliates.

Taxes

Turnover Tax

The rate of turnover tax depends on the jurisdiction in which the revenue is generated and ranges from 2% to 6%. Up to December 31, 2001, the amount of such tax was included in the Company’s income statements as a deduction from net revenues. Since December 31, 2002, this tax is included in the Company’s income statements as cost of services provided; therefore, the comparative figures for previous periods have been restated accordingly. In years 2002, 2001 and 2000, such tax represented 3.3%, 3.3%, and 3.0% of total revenues, respectively.

In compliance with CNT Resolution No. 2345 issued in November 1994 (“Resolution 2345”), on November 28, 1994 the Company deposited P$2.8 million in a special account for reimbursement to federal district clients based on the reduction in turnover taxes corresponding to the period from January 1991 through December 1994. Resolution 2345 also established that the CNT should determine the method for reimbursing such clients.

In March 1996, the CNT issued Resolution No. 86/96 (“Resolution 86/96”) which determined the method for reimbursing clients and established that the total amount to be reimbursed was P$5.6 million in principal and P$12.0 million in interest. The base used by Resolution 86/96 to determine the principal amount to be reimbursed required the Company to reimburse an additional P$2.8 million of principal plus payment of interest on the increased principal amount due during the fourteen month period between the issuance of Resolution 2345 and Resolution 86/96.

The Company has analyzed the CNT’s calculations used to determine the amount to be reimbursed and, according to Telecom’s calculations, the amount to be reimbursed should be substantially lower. On March 1, 1996, the Company filed an administrative appeal of Resolution 86/96 with the CNT. While such appeal is pending, Telecom has complied with Resolution 86/96 and has returned a total of P$17.6 million to customers in the federal district on bills issued and scheduled to fall due after April 1, 1996.

Income Tax

As of December 1998, the income tax rate was increased from 33% to 35% of taxable income. The tax on income is calculated according to tax procedures which differ from those established by Argentine GAAP for the preparation of the Company’s financial statements. These differences make it difficult to determine taxable income from the Company’s income statements. For instance, some deductions from income normally accepted for accounting purposes must be added back to income for tax purposes. Moreover, the restatement methodology for reflecting inflation applied to the financial statements for accounting purposes has not been applied for tax purposes since March 1992. According to Decree 1,269/02, issued on June 6, 2002, local companies must prepare their financial statements in constant currency, meaning that their financial statements are required to be adjusted for inflation. Recently, Decree 664/03, issued on March 20, 2003, eliminated its application for the accounting period closed as of March 25, 2003.

Even though the adjustment for inflation for income tax purposes is still contained with income tax law, its application has been suspended by article 39 of law 24,073 as from April 1, 1992.

Nevertheless, those dividends paid by the Company corresponding to the excess of the difference between Argentine GAAP income and taxable income shall be subject to an income tax withholding at the rate of 35%.

Income tax withholding rates on payments to foreign beneficiaries were increased as a consequence of the tax reform passed in December 1998. Withholding rates on interest payments were increased from 13.20% to 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. The withholding rate is 35% (53.8462% with gross up) if the lender does not meet the aforementioned requirements. Interest payments on qualifying commercial paper (“obligaciones negociables”) that were publicly offered and held by foreign beneficiaries remain income tax exempt.

According to its 2002 income tax return filed on May 12, 2003, Telecom had tax loss carryforwards of P$4,815.9 million which can be applied against taxable income earned in the next 5 years. In its December 31, 2002 balance sheet, Telecom estimated and recorded tax loss carryforwards of P$5,154.7 million. The main difference between the amount of tax loss carryforwards estimated and recorded by Telecom in its December 31, 2002 balance sheet and the amount of tax loss carryforwards contained in Telecom’s May 12, 2003 tax return relates to the thin capitalization rules described below. The impact of the difference between the tax loss carryforwards recorded in the December 31, 2002 balance sheet and the amount of the tax loss carryforwards contained in Telecom’s 2002 tax return is limited to a reclassification of items within the deferred tax credit balance in Telecom’s consolidated balance sheet. In addition, Telecom Personal’s 2002 tax return contained tax loss carryforwards of P$1,154 million but Telecom Personal estimated and recorded tax loss carryforwards of P$1,171 million in its December 31, 2002 balance sheet. See “Deferred Deduction of the Exchange Rate Difference in Income Tax”. No assurance can be given that these tax loss carryforwards can be applied against taxable income in the future.

Thin Capitalization Rules

The 1998 tax reform also introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: (i) interest on loans granted by individuals, (ii) interest subject to the 35% withholding tax, and (iii) 40% of other interest payments. The remaining 60% of the interest in the residual category may be deducted if (i) the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or (ii) the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in question is denied; however, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to in this residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, the Company suffered the limitation on the deduction of interest expenses by not being able to compute the 60% of the interest expenses subject to the limitation.

Tax on Minimum Presumptive Income

The Company pays an amount equal to the greater of the income tax or the tax on minimum presumptive income. The tax on minimum presumptive income was established in 1998 and is similar to the former corporate asset tax. The taxable basis for purposes of computing the tax on minimum presumptive income is 1% of the value of the Company’s assets, determined in accordance with different criteria established under the tax laws (generally market value). The income tax paid in one year may be applied against the tax on minimum presumptive income payable in such year. A ten-year carry forward system is envisaged for the tax on minimum presumptive income in one year in excess of the income tax of such year. Such excess may be treated as a credit that may be applied against the income tax payable in a future year that exceeds the tax on minimum presumptive income for such future year. Shares and other equity participations in companies subject to the tax on minimum presumptive income are exempt from such tax. As the Company had a net loss for income tax purposes, it must pay tax on minimum presumptive income for fiscal year 2002 without the possibility of computing any credit for income tax.

Deferred Deduction of the Exchange Rate Difference in Income Tax

Law 25,561 established in its article 17 that net losses which were originated in the devaluation of the peso over certain assets and liabilities in foreign currency in existence up to January 6, 2002 (considering the exchange rate of US$1=P$1.40 as established by Decree No. 2568/02), will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. The difference between the P$1.40 rate and the exchange rate at year end or realization of respective assets or liabilities will be entirely deducted for income tax purpose in fiscal year 2002. During fiscal year 2002, the Company had net losses and so it has deferred the excess of the exchange rate difference generated to the following four years.

Tax on Company Indebtedness

Argentine Law No. 25,063 imposed a tax on company indebtedness. The tax applied to interest and financial costs of the following obligations which are deductible for income tax purposes: (a) commercial paper (“obligaciones negociables”) issued under Argentine Law No. 23,576, (b) loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526, and (c) loans granted to companies by individuals.

The tax rate was originally 15% on interest and fees in the case of (a) and (b) above. Nevertheless, the tax rate was reduced to (i) 10% as of January 1, 2001, (ii) 8% as of July 1, 2001, (iii) 6% as of October 1, 2001, (iv) 4% as of January 1, 2002, and (v) 2% as of April 1, 2002. The tax amount was originally limited to a maximum of 2.25% of the principal amount of debt, however, this limit was reduced to (i) 1.5% of the principal amount of the debt as of January 1, 2001, (ii) 1.20% as of July 1, 2001, (iii) 0.90% as of October 1, 2001, (iv) 0.60% as of January 1, 2002, and (v) 0.30% as of April 1, 2002.

In the case of (c) above, the tax rate was originally 35%. Thereafter, this rate was further reduced to (i) 25% as of January 1, 2001, (ii) 20% as of July 1, 2001, (iii) 15% as of October 1, 2001, (iv) 10% as of January 1, 2002, and (v) 5% as of April 1, 2002.

The issuer of commercial paper or the borrower from financial entities or individuals as the case may be, was liable for the payment of the tax. With certain limitations, the tax amount paid was treated as a tax credit that could be creditable against the income tax or the minimum assumed income tax, if any, corresponding to the same year.

It should be noted that pursuant to Law 25,402 published on January 12, 2001 this tax has been abolished as of July 1, 2002.

During years 2002 and 2001, the Company charged P$4 million and P$15 million to income, respectively, as a result of the tax on Company indebtedness.

Value Added Tax (VAT)

VAT does not have a direct impact on results of operations. VAT paid by the Company to its suppliers is applied as a credit toward VAT charged by the Company to its customers and the net amount is passed through to the government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The importation of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes (“responsables inscriptos”) is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

The burden of paying VAT will be borne by the Argentine taxpayer.

Tax on Checking Account Transfers

On March 24, 2001, the Argentine government passed a law, effective through December 31, 2004, taxing all movements of funds through checking accounts made by any person or entity including cash movements and those movements carried out through organized payments systems that have functionally replaced checking accounts in commercial transactions, whether for its own account or for the account of third parties.

The tax rate of the transaction volume originally was 0.25%. Beginning on May 3, 2001, it was 0.4%, and in certain situations it has increased to 0.8%. Since August 1, 2001, the tax rate has been 0.6% of the transaction volume.

From May 3, 2001 to July 31, 2001, 37.5% of the tax paid could be used as a tax credit against income tax, VAT and the tax on minimum presumptive income. From July 31, 2001 until February 18, 2002, the creditable portion of the tax was increased to 58%. After February 18, 2002 this credit is no longer available.

During year 2002, the Company charged P$46 million to income as a result of this tax.

On February 6, 2003 the Ministry of Economy, through Resolution No. 72/03, authorized the Company to increase the basic telephone services tariffs by the amount of the tax on checking account transfers as provided for in Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before Resolution No. 72/03 will be included in the tariffs renegotiation process.

Tax on Personal Property

Pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, the tax corresponding to the shares of stock corporations, such as the ADSs and the Class A, B and C Shares, or equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled within the country or in a foreign country, and/or companies and/or any other legal entity located in a foreign country, shall be assessed and paid by the corresponding Argentine company issuer of the shares, such as Telecom.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted of P$102,300 shall not be applicable. The tax so paid shall be considered as a definitive payment.

Pursuant to the above mentioned, it is presumed—without the right to rebut such presumption—that shares of stock corporations, such as the ADSs and the Class A, B and C Shares, and/or equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

The companies in charge of the tax payment, such as Telecom, have the right to obtain the refund of the amounts paid, even by holding and/or foreclosing the property that originated the payment.

The amendment set forth by Law 25,585 applies as of December 31, 2002.

Other Taxes and Levies

The Company is subject to a levy of 0.5% of monthly revenues from telecommunications services provided by the Company, the proceeds of which finance the activities of the Regulatory Bodies. The amount of this levy is included in the Company’s income statement data under other operating and maintenance expenses.

Law 25,239 passed by the Argentine Congress on December 29, 1999 established a new excise tax applicable as of January 1, 2000 on amounts invoiced by telecommunication companies for mobile and satellite telephone services and prepaid phone cards used for such services. The rate of the tax is 4% of amounts invoiced excluding VAT but including the excise tax, for which reason the effective rate of the tax is increased up to 4.1677%.

Beginning in the year 2001, telecommunication services companies are required to pay a new tax (“Universal Service tax”) which has been implemented to fund universal service requirements. The Universal Service tax is calculated as a percentage of the total revenues accrued from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues.

As a result of increasing tax burdens affecting cellular operators and considering that the tariffs for their services are not regulated, Telecom Personal and other Argentine cellular operators decided to include a special charge in their customers’ bills reflecting the impact of these regulatory taxes. However, pursuant to Resolution 279/01, the SC ordered cellular operators to refrain from applying the special charge described above. Telecom Personal filed an administrative appeal against the application of Resolution 279/01.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of the Company is vested in the Board of Directors. The Company’s bylaws provide for a Board of Directors consisting of no fewer than three and no more than nine directors and up to the same number of alternate directors. The Company currently has six directors and six alternate directors. Two of these directors are independent and therefore are neither employed by, nor affiliated with, the Company, Nortel, Telecom Italia or FCR. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve renewable one fiscal year terms.

Because a majority of shares are owned by Nortel, Nortel as a practical matter may have the ability to elect the majority of directors and alternate directors. In the absence of the director for whom an alternate director is acting, such alternate director may attend and vote at meetings of the Board of Directors.

The directors and alternate directors of the Company as of the date of this report are as follows:

Name	Position	Date of Designation
Amadeo Ramón Vázquez	Chairman of the Board of Directors	April 30, 2003
Alberto Messano	Vice Chairman of the Board of Directors	April 30, 2003
Christian Chauvin	Vice Chairman of the Board of Directors	April 30, 2003
Franco Livini	Director	April 30, 2003
Jean-Pierre Achouche	Director	April 30, 2003
Jorge Alberto Brea	Director	April 30, 2003
Jacques Brun	Alternate Director	April 30, 2003
Máximo Bomchil	Alternate Director	April 30, 2003
Carlos Eduardo Monte Alegre Toro	Alternate Director	April 30, 2003
Marco Girardi	Alternate Director	April 30, 2003
Guillermo Brizuela	Alternate Director	April 30, 2003
Yolanta de Cacqueray	Alternate Director	April 30, 2003

Amadeo Ramón Vázquez is a graduate in law and political science. He has been a director of the Company since 2002. Formerly he was an independent director of several financial institutions and companies. He is also a director of Tenaris S.A. and President of the Audit Committee of Tenaris S.A. (Luxembourg). He was born on January 25, 1942.

Alberto Messano is an economist. He is also President of Nortel and Vice President of Publicom. He was born on September 30, 1950.

Christian Chauvin is an engineer . He has been a director of the Company since September 2000. Formerly, he was senior vice president of international development at France Telecom. He is also a director of Nortel, Telecom Personal, Nahuelsat and Micro Sistemas. He was born on December 15, 1942.

Franco Livini is an engineer. He is President of Pirelli Argentina. He is also a director of Pirelli Cables, Pirelli Neumáticos, Nortel, Telecom Personal and Publicom. He was born on December 10, 1928.

Jean-Pierre Achouche is an engineer. He is also an alternate director of Telecom Personal, Publicom and Nortel. He was born on March 3, 1948.

Jorge Alberto Brea is an engineer. He is an independent director. Formerly, he was President of Shell CAPSA. He was born on October 26, 1939.

Jacques Brun is a telecommunications engineer. He is also an alternate director of Nortel and Compañía de Telecomunicaciones de El Salvador S.A. P.C.V (CTESA). He was born on February 1, 1957.

Máximo Bomchil is a lawyer. He is a partner of M&M Bomchil. He has been a director of the Company since August 1999. He is also President of: Atotech Argentina S.A., Alpesca S.A. and Inverandes S.A.; Vice President of: AXA Seguros S.A., AXA Argentina Inversiones S.A., Caledeco S.A., Caledonia Argentina Cia de Seguros S.A., Chagua & Co. S.A.F. y C., Emeyeme Comercial, Inmobiliaria Financ. y de Mandato S.A., Exporpesca S.A., Heath Lambert (Sur) S.A., Lesaffre Argentina S.A., P.R. Argentina S.A., Silicon Graphics S.A., Stolt Offshore Argentina S.A., UAP Seguros de Retiro S.A.; Director of: Cabaña y Estancia Santa Rosa S.A., Central Costanera S.A., Essilor Argentina S.A., Heckett Multiserv S.A., Inversiones Suipacha S.A., Nortel Inversora S.A., Sofrecom Financiera S.A.; Alternate Director of: Publicom S.A., Micro Sistemas S.A., Sodexho Argentina S.A., Sodexho Pass Corporate Services S.A., Telecom Personal, Torneos y Competencias S.A.; Member of the Supervisory Committee of: Aeropuertos Argentina 2000 S.A., Hidroeléctrica El Chocón S.A., Servicios y Tecnología Aeroportuarios S.A. He was born on May 13, 1950.

Carlos Eduardo Monte Alegre Toro is a lawyer. He is legal director of Telecom Italia’s Latin American operations. He is also an alternate director of Nortel, Telecom Personal and Publicom. He was born on December 19, 1951.

Marco Girardi is also an alternate director of Nortel. He was born on December 30, 1957.

Guillermo Brizuela is an economist. He is the controller for South America of Telecom Italia Argentina. He is also an alternate director of Nortel, Micro Sistemas, Núcleo S.A., Telecom Personal and Publicom. He was born on January 15, 1968.

Yolanta de Cacqueray is a graduate in finance. She is also an alternate director of Nortel. She was born on July 18, 1956.

Senior Management

The Company’s senior management members are the following:

Name	Position	Date of Designation
Carlos Felices	Chief Executive Officer	August 2002
Valerio Cavallo	Controller and Chief Financial Officer	November 2002
Juan Carlos Onni	Director of Staff and Information Resources	November 2002
Luis Perazo	Director of Communications and External Affairs	November 2002
Edmundo S. Poggio	Director of Business Strategy and Corporate Solutions	November 2002

Name	Position	Date of Designation
Antonio Mazzeo	Director of Internal Audit	December 1998
María Delia Carrera	Director of General Secretary	November 2002
Marcelo de Carli	Director of Commercial Unit	March 2003
Carlos Felices	Interim Director of Network Unit	April 2003
Juan José Schaer	Director of Human Resources	November 2002
Marco de Lissicich	Director of Telecom Personal	March 2003
Juan Carlos Onni	Director of Publicom	May 2002

Carlos Felices is a business administrator. He began working for the Company in 2002. He was formerly manager of finance and treasurer of YPF S.A. He was formerly executive director of financial operations for Latin America in the United States at Pfizer International Inc. and formerly executive director of finance at Pfizer Brazil/Argentina. He was born on April 18, 1945.

Valerio Cavallo is an economist. He began working for the Company in May 2001. He was formerly Director of Budget and Reporting at Telecom Italia. He was born on April 21, 1960.

Juan Carlos Onni is an economist. He began working for the Company in September 1991 and is currently Director of Staff. He was Director of the Northeast Region for the Company until December 1992, Director of Operations - Buenos Aires Unit until October of 1995, and Director for Large Customer Accounts until November of 1998. Previously, he worked for Video Visión. He was born on June 17, 1945.

Luis Perazo is an engineer. He began working for the Company in May 1992 and is currently director of Communications and External Affairs. He was a manager of Strategic Planning until January of 1997, and Director of External Affairs until March of 1999. He was formerly manager of Strategic Marketing of Siemens. He was born on December 28, 1947.

Edmundo S. Poggio is a telecommunications engineer. He began working for the Company in June 1991 and is currently Director of Interconnection Affairs. He was a manager for the Large Customer Accounts unit until July of 1993, manager in the marketing department until November of 1994, and Director of Regulatory Framework until November 1998. Previously, he worked in the commercial unit of SADE and in the General Manager’s Office of Microsistemas. He is also an alternate director of Nahuelsat S.A. He was born on February 6, 1949.

Antonio Mazzeo is a business administrator. He began working for the Company in June 1991 and is currently Director of Internal Audit. Formerly, he was the manager of the internal audit department of the group SADE S.A.C.C.I.F.I.M. He was born on March 7, 1952.

María Delia Carrera is a lawyer. She began working for the Company in 1992 and is currently Director of General Secretary. Formerly, she was the manager of legal affairs of Compañía Argentina de Teléfonos S.A. She was born on August 27, 1948.

Marcelo de Carli is a business administrator. He began working for the Company in November 1993. Formerly, he worked at IBM Argentina. He was born on April 26, 1957.

Juan José Schaer is a lawyer. He began working for the Company in 1991 in various human resources positions. He was born on October 11, 1954.

Marco de Lissicich is a lawyer. He was formerly president of Grupo TIM (Telecom Italia Mobile) Brazil. He was born on November 30, 1946.

See Item 7: “Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for a description of certain arrangements regarding the selection of executive officers.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$2,100,000 or which provides a public service or which is listed on any stock exchange to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing the Company’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to such shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized (1) to call ordinary or extraordinary shareholders’ meetings, (2) to place items on the agenda for meetings of shareholders, (3) to attend meetings of shareholders, and (4) generally to monitor the affairs of the Company. The Company’s bylaws provide that the Supervisory Committee is to be formed by three or five members and three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one fiscal year terms and may be re-elected.

The members and alternate members of the Supervisory Committee as of April 30, 2003, are:

Name	Position and Date of designation	Profession	Experience
Enrique Garrido	Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of Allende & Brea
Néstor José Belgrano	Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of M&M Bomchil
María Rosa Villegas Arévalo	Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of Allende & Brea
Gustavo Andrés de Jesús	Alternate Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of M&M Bomchil
Javier Petrantonio	Alternate Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of M&M Bomchil
Juan Martín Arocena	Alternate Member of the Supervisory Committee—April 30, 2003	Lawyer	Member of Allende & Brea

Enrique Garrido has been a member or alternate member of the Company’s Supervisory Committee since 1990. He is also President of: Eurofides S.A., Vice President of: Juncal Compañía de Seguros S.A., Juncal Compañía de Seguros de Vida S.A., Juncal Compañía de Seguros de Autos Patrimoniales S.A., Banca Nazionale del Lavoro S.A., La Estrella S.A., Compañía de Seguros de Retiro, BNL Inversiones Argentina S.A., Fidia S.A.; Director of: Lottomatica Argentina S.A., D.A. Stuart S.A.; Alternate Director of: Teck Minera de Argentina S.A., Nitragin S.A.; Member of the Supervisory Committee of: Publicom S.A., Micro Sistemas S.A., Aeropuerto Argentina 2000, Compañía de Radiocomunicaciones Móviles S.A., Lavenir S.A., Boris Garfunkel S.A., Telper S.A., Jacobel SACIFeI, BGH S.A., La Durée S.A., Omnisat S.A., Fairco S.A., Lorac S.A.; Alternate member of the Supervisory Committee of: Nortel; President of the Liquidation Committee of Gursa Compañía de Reaseguros S.A. He was born on June 7, 1937.

Néstor José Belgrano has been a member or alternate member of the Company’s Supervisory Committee since 1990. He is also President of: Chagua & Co. S.A.F. y C., Hutchinson Argentina S.A., Inversiones Suipacha S.A., Teledesic Argentina S.A.; Vice President of: Cabaña y Estancia Santa Rosa S.A., Chep Argentina S.A., Control Unión S.A., Endesa Argentina S.A., Inverandes S.A., Oxford Automotive Mecanismos Argentina S.A., Sodexho Pass Corporate Services S.A.; Director of: CNP Assurances Compañía de Seguros de Vida S.A., Previsol Compañía de Seguros de Retiro S.A., Previsol Compañía de Seguros de Vida S.A., Previsol Administradora de Fondos de Jubilaciones y Pensiones S.A., Silicon Graphics S.A., Somosaguas S.A.; Alternate Director of: Emeyeme Comercial, Inmobiliaria, Financiera y de Mandatos S.A., Member of the Supervisory Committee of: Nortel Inversora S.A., Publicom S.A., Telecom Personal S.A.; Alternate member of the Supervisory Committee of: Nahuelsat, S.A., Servicios y Tecnología Aeroportuarios S.A. He was born on May 1, 1955.

María Rosa Villegas Arévalo has been a member or alternate member of the Company’s Supervisory Committee since 1991. She is also Active Director of: Solvay Indupa S.A.I.C., Inergy Automotive Argentina S.A.; Active Member of the Supervisory Committee of: Sirti Argentina S.A., Publicom S.A., Litoral Gas S.A., Tibsa Inversora S.A., Bankers Trust Argentina S.A. Sociedad de Bolsa, Bankers Trust Argentina S.A., Agente de Mercado Abierto, Lottomatica S.A., Norcable S.A., Micro Sistemas S.A., Telecom Personal S.A., Nahuelsat S.A., Nortel Inversora S.A.; Alternate Member of the Supervisory Committee of: Alchemy Asset Management S.A. and NYLI Holdings (Argentina) S.R.L. She was born on February 18, 1953.

Gustavo Andrés de Jesús has been a member or alternate member of the Company’s Supervisory Committee since 1991. He is also President of: La Flora S.A., Lácteos Conosur S.A., Linda Flor S.A., Seernav S.A., Empresas Santa Carolina Argentina S.A., Somosaguas S.A.; Vice President of: Heckett Multiserv S.A., Hitachi Data Systems S.A., Hutchinson Argentina S.A.; Director of: AXA Seguros S.A., Benfield Grieg Arg. S.A., Control Unión S.A., Emeyeme Comercial, Inmob. Financ. y de Mandato S.A., Fairco S.A., Hasbro Argentina S.A., Lesaffre Argentina S.A., Renault Argentina S.A., SAF Argentina S.A., UCB Pharma S.A. (Argentina), Sofrecom Financiera S.A.; Alternate Director of: AXA Argentina Inversiones S.A., Cabaña y Estancia Santa Rosa S.A., Inverandes S.A., Inversiones Suipacha S.A., Silicon Graphics S.A., La Cabaña de Buenos Aires S.A.; Cablevisión S.A., Marvito S.A., Sodexho Argentina S.A., Sofrecom Argentina S.A., Torneos y Competencias S.A., UAP Argentina Seguros de Retiro S.A., Luncheon Tickets S.A., Oxford Automotive Mecanismos Argentina S.A., Caledonia Argentina Compañía de Seguros S.A.; Member of the Supervisory Committee of : Central Costanera S.A., Chep Argentina S.A., Chagua & Co. S.A. Financ. y Commercial, Endesa Argentina S.A., Univent’s S.A., Datanet S.A., Construred S.A.; Cablevisión Federal S.A., Fiber-Tel TCI2 S.A., Proainvest S.A., Televisora La Plata S.A., Video Cable Comunicación S.A., Emeyeme Comercial Inmobiliaria, Financiera y de Mandatos S.A., Publicom S.A.; Alternate Member of the Supervisory Committee of: Antena Comunitaria TV Cosquín S.A., Atotech Argentina S.A.,Cable Cañada Televisión S.A., Enlaces S.A., Elaboradora Argentina de Cereales SRL.; Enequis S.A., Fintelco S.A.; Integra Cable S.A., SCA S.A., Startel S.A., Video Canal de Compras S.A., Hidroeléctrica El Chocón S.A., Telecom Personal, Teledifusora Olavarría S.A., Telesat Córdoba S.A., Nortel Inversora S.A. He was born on November 2, 1957.

Javier Petrantonio has been an alternate member of the Company’s Supervisory Committee since 2000. He is also Director of: Caledonia Argentina Compañia de Seguros S.A., Video Cable Comunicación S.A., Video Canal de Compras S.A., Lacteos Conosor S.A., Cablevisión Federal S.A., La Cabaña de Buenos Aires S.A., Marvito S.A., Previsol Administradora de Fondos de Jubilaciones y Pensiones S.A., Previsol Compañía de Seguros de Retiro S.A., Previsol Compañía de Seguros de Vida S.A., Alternate Director of: AXA Seguros S.A., AXA Argentina Inversiones S.A., Cablepost S.A., Cablevisión S.A., Caledeco S.A., Construred S.A., Datanet S.A., Enequis S.A., Hasbro Argentina S.A., Fibertel S.A., Proainvest S.A., Hutchinson Argentina S.A., Renault Argentina S.A., Televisora La Plata S.A., Terranova Argentina S.A., Torneos y Competencias S.A., Total Lubricantes Argentina S.A., T y C Café S.A., UAP Argentina Seguros de Retiro S.A., Univent’s S.A., VenadoGas S.A., Cablevisión Federal S.A., Chagua & Co. S.A., Heckett Multiserv S.A., Previsol Administradota de Fondos de Jubilaciones y Pensiones S.A.; Member of the Supervisory Committee of: Luncheon Tickets S.A., Empresas Santa Carolina Argentina S.A., Provincia Seguros de Vida S.A., Hitachi Data Systems S.A., Publicom S.A., Telecom Personal S.A., Endesa Argentina S.A.; Alternate Member of the Supervisory Committee of: Central Costanera S.A., Servicios y Tecnología Aeroportuarios S.A., Nortel Inversora S.A. He was born on July 20, 1964.

Juan Martín Arocena has been a member or alternate member of the Company’s Supervisory Committee since 1999. He is also Alternate Director of Solvay Indupa SAIC; Active Member of the Supervisory Committee of Soluciones Químicas S.A.; Alternate Member of the Supervisory Committee of: Telecom, Publicom, Telecom Personal, Micro Sistemas, Nortel Inversora, CEI Citicorp Holding S.A. He was born on March 25, 1964.

Compensation

The aggregate remuneration paid or accrued by the Company during the year ended December 31, 2002 to the members and alternate members of the Board of Directors, the members of the Supervisory Committee and the executive officers of the Company as a group was approximately P$7.8 million. During the year ended December 31, 2002, the Company was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

During the year ended December 31, 2002, the members of the Board of Directors of Telecom received for services rendered as directors a total of P$1.1 million. During the year ended December 31, 2002, the members of the Supervisory Committee of Telecom received a total of P$0.2 million. During the year ended December 31, 2002, the executive officers of Telecom received a net compensation of approximately P$6.5 million.

The Shareholders Meeting held on April 30, 2003 authorized advance salary payments of an amount up to P$1.8 million to the members of the Board of Directors and/or independent directors that during the fiscal year 2003 fulfill special tasks assigned by the Board of Directors. Further, it gave power to the Board of Directors to increase the P$1.8 million limit by a reasonable amount in the case of further inflation in the Argentine economy.

The Company and its Chief Executive Officer, Mr. Carlos Felices (the “CEO”), executed an Employment Agreement in 2002 by means of which the Company has agreed to pay to the CEO, or his heirs, a additional compensation subject to the occurrence of any of the following facts:

(i) the Company terminates the Employment Agreement without justified grounds under Argentine labor law;

(ii) the CEO terminates the Employment Agreement on the grounds that the Company has, without the CEO’s consent, modified his position, duties or tasks as established in the Employment Agreement, or in general, any unilateral decision of the Company modifying any of the material terms of the Employment Agreement impairing the CEO’s rights;

(iii) death, incapacity or retirement of the CEO.

Board Practices

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Telecom, Telecom’s shareholders and third parties for the improper performance of their duties, for violations of law, Telecom’s bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the bylaws or regulations or by resolution of the shareholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Telecom without express authorization of a shareholders’ meeting. Certain transactions between directors and Telecom are subject to ratification procedures established by Argentine law.

The Supervisory Committee is responsible for overseeing the Company’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to such shareholders by the Board of Directors. See “— Supervisory Committee” for further information regarding the Supervisory Committee.

On April 24, 2001, the Company announced an amendment to its bylaws whereby an executive committee of the board of directors was created. According to the terms of the amended bylaws, such committee will be formed by 3 to 4 members of the board of directors and will have powers to manage the business of the Company. This amendment has been approved by the CNV. In April 2002 the number of members was changed to 3. The Board of Directors decided not to implement such executive committee during fiscal years 2002 and 2003.

The board of directors may appoint general or special managers, to whom the board or directors may delegate certain management powers. These managers have the same fiduciary duties to the Company and third parties as the members of the board of directors. Notwithstanding the appointment of such general or special managers, the members of the board of directors continue to be liable for their actions to the Company and third parties.

At Telecom’s ordinary and extraordinary shareholders’ meeting held on December 18, 1995, the shareholders granted the board of the directors the ability to procure officers’ and directors’ insurance with respect to claims brought against the officers and/or directors relating to the performance of their duties. Telecom has provided such insurance to its officers and directors since that time. The total amount covered by this insurance for the year ended December 31, 2002 was US$50,000,000.

On May 22, 2001 the Argentine Government issued Decree 677/01, entitled “Regulation of Transparency of the Public Offering” (the “Transparency Decree”). The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of the investor in the market, the term “investor” encompassing a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Transparency Decree were the promotion of the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

The Transparency Decree has vested in members of the board of directors: (a) the duty to disclose certain events, such as any fact or situation which is capable of affecting the value of the securities or the course of negotiation; (b) the duty of loyalty and diligence; (c) the duty to maintain secrecy; and (d) the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the competent governmental agency or the courts. Any liability of a director vis-a-vis Telecom terminates upon approval of the directors’ performance by the shareholders’ meeting, provided that shareholders representing at least 5% of Telecom’s capital stock do not object and provided further that such liability does not result from a violation of the law or the bylaws or regulations.

Additionally, the Transparency Decree provides that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

The Transparency Decree also provides that those companies making public offerings of their shares shall appoint an audit committee (the “Audit Committee”) to be formed by three or more members of the board of directors. The majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent both with respect to the company and the controlling shareholders and cannot carry out executive duties for the company.

Among the duties of the Audit Committee shall be: (a) providing the market with complete information on transactions with which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders; (b) giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where first refusal rights have been excluded or limited; (c) giving an opinion regarding transactions with related parties in certain cases; (d) supervising internal systems and verifying norms of conduct; (e) reviewing the plans of external auditors and evaluating their performance, among others.

Pursuant to Resolution 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committees shall be applicable for the financial years beginning on or after January 1, 2004. The Audit Committee is required to be appointed on May 28, 2004 at the latest. However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of such committee. In this regard, the Company has undertaken the following steps, which were approved by the Board of Directors in April 2003: (a) defined the organization of the Audit Committee and the minimum eligibility requirements for its members; (b) planned the main tasks of the Audit Committee; (c) identified the operating resources for the Audit Committee; and (d) established a basic training program for the members of the Audit Committee. The “Normativa de Implementación del Comité de Auditoría” was filed at the CNV, which had no comments on it.

In 2002, in order to improve internal controls over Telecom’s and its subsidiaries’ operations, Telecom implemented several authorization procedures for disbursements and transactions. Additionally, in 2003, Telecom created a Purchase Committee. The Purchase Committee will approve disbursements and/or transactions for amounts in excess of the amount that may be approved by the CEO individually. The Purchase Committee is comprised of the CEO and two vice-presidents. In addition, all transactions with and disbursements to related parties must be approved by the board of directors.

The Company has also established a disclosure committee (the “Disclosure Committee”) which is responsible for monitoring the collection, processing and submission to the CEO and CFO of information relating to the Company and its consolidated subsidiaries that is required to be included in disclosure reports (such as this annual report on Form 20-F) in order to ensure timely and accurate disclosure of material information. The duties of the

Disclosure Committee include the following: (a) assisting the CEO and CFO in evaluating the effectiveness of the Company’s internal controls and disclosure procedures within 90 days prior to the filing of annual reports; (b) suggesting any improvements in internal controls and/or disclosure procedures as a result of such evaluation; (c) verifying that the Company’s processes for information collection, processing and control are in compliance with its internal controls and disclosure procedures such that the accuracy of its disclosures can be verified; and (d) providing assistance in determining whether information may be considered material to the Company and its subsidiaries.

The Company also has a Compensation Committee which had its first meeting in August 2002. The Compensation Committee is comprised of three members of the Board of Directors and the Director of Human Resources, who serves as secretary of the committee.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, the Chairman of the Board of Directors, entered into an agreement pursuant to which Mr. Vázquez agreed to be appointed as director of the Company for three years. Mr. Vázquez agreed to perform his duties as director of the Company in compliance with Argentine law. On March 10, 2003 the agreement was amended to take into consideration Mr. Vázquez’s proactive involvement in the Company’s current affairs.

Employees and Labor Relations

The number of employees of the Company as a group was 13,457 at December 31, 2002. As of December 31, 2002, approximately 61% of the employees belonged to one of three unions, primarily to the Argentine Federation of Telephone Workers and Employees, known by its Spanish acronym FOEESITRA. All management and senior positions are held by non-union employees. About 11% of the Company’s employees are employed on a temporary basis.

The principal components of labor costs are basic wages (the majority of such costs), overtime, incentive programs and fringe benefits. The Company also incurs certain other related costs, including contributions to pension funds covering all of its employees, amounts in respect of health and family allowances, additional pension amounts and life insurance premiums for employees covered by collective bargaining agreements. Most of the contributions listed above are mandated by law.

With regards to the Call Center, the Company has signed a collective bargaining agreement with FOEESITRA, which is applicable in the interior region of the country. During 2002, a similar agreement was signed with the union which represents the employees in the City of Buenos Aires.

The Company has negotiated a new collective bargaining agreement for the employees in the Telecommunications sector exclusively in the Buenos Aires area. These agreements were for call centers and basic telephony activities.

The Government, within the framework of the Public Emergency Law, has emitted numerous decrees requiring private companies to pay additional sums to all personnel represented by unions which has caused an increase in the costs associated with this type of personnel.

Despite the present context and the pressures on the part of the union organizations to establish increases in the compensations of the personnel represented by them, the Company has managed to make transitory agreements that were applied during 2002 and which have allowed the Company to adapt the structures of costs to the industrial necessities.

Employees by Business Activity

The table below shows the number of employees of the Company and its subsidiaries at December 31, 2002, 2001 and 2000:

	December 31, 2000(1)	December 31, 2001	December 31, 2002(2)
Basic telephony	10,536	10,810	11,152
Cellular telephony	2,443	2,284	1,991	(3)
Data transmission and Internet	247	224	207
Telephone directories	1,758	1,043	107

(1)	Data transmission activity has been merged into Telecom Argentina as of October 1, 2000.
(2)	In 2002 the call center was passed to Telecom Argentina together with the 110 service.
(3)	Approximately 194 of these employees are employed in Paraguay by Núcleo.

Share Ownership

Share Ownership by Directors, Executive Officers, and Supervisory Committee Members

Christian Chauvin holds €30,000 principal amount of Series I medium-term notes of Telecom due 2004 and 2000 ADSs representing Nortel shares. No other members of the Board of Directors of Telecom hold obligations or capital stock of Telecom.

Luis Perazo holds 520 Class B Shares of Telecom. María Delia Carrera holds 231 Class B shares of Telecom. No other officer of Telecom holds obligations or capital stock of Telecom.

María Rosa Villegas Arévalo holds 115 Class B shares of Telecom. Enrique Garrido holds 231 Class B shares of Telecom. No other members of the Supervisory Committee of Telecom hold obligations or capital stock of Telecom.

No director, executive officer or member of the Supervisory Committee of Telecom holds more than 1% of their respective class of shares.

Share Ownership Plan

At the time of the privatization of ENTel in 1990, the Argentine government created, pursuant to the List of Conditions and other applicable rules, a Share Ownership Plan (“SOP”) for the employees of ENTel acquired by the Company, Telintar and Startel. The employees of CAT acquired by the Company at the time of the merger were also included in the SOP.

The SOP included 10% of the Company’s shares, consisting of 98,438,098 Class “C” shares, that were transferred by the Argentine government to the employees described in the paragraph above through a general transfer agreement signed on December 29, 1992, as subsequently modified by Decree No. 1834/93 and Decree No. 6823/95 (the “General Transfer Agreement”).

The employees were allowed to defer payment of the purchase price of the Class C shares. Consequently, the shares are pledged to guarantee the payment of the balance of such purchase price that is owed by the holders to the Argentine government. In addition, the shares are covered by a share syndication agreement and held in trust by Banco Ciudad de Buenos Aires, as trustee (the “Trustee”). The Trustee was authorized to receive and retain all dividends and other distributions paid in respect of all Class C shares for the purpose of payment of the deferred purchase price of the shares.

To be eligible to continue to participate in the SOP, the employees must maintain their employment relationship with Telecom until the deferred purchase price is fully paid. Employees who terminated their employment with Telecom before the deferred purchase price was fully paid were required to sell their Class C shares to another employee under the SOP or, if no other employee was available to purchase such shares, to a guaranty and repurchase fund (the “Guaranty and Repurchase Fund”) at a price calculated according to a formula provided in the General Transfer Agreement.

Additionally, a judicial controller has been appointed to replace the executive committee and the delegates of the Class C shareholders, as administrator of the SOP.

On December 9, 1999, Decree No. 1623/99 was issued, authorizing the anticipated repayment of the outstanding balance of the deferred purchase price for all Class C shares, and lifting the transfer restrictions on the Class C shares upon the satisfaction of certain conditions precedent. However, shares held in the Guaranty and Repurchase Fund have been excluded from these provisions of Decree No. 1623/99 until an injunction prohibiting trading or selling of shares held by the Guaranty and Repurchase Fund is lifted. The decree provides that once the injunction is lifted, the sale of an amount of shares in the Guaranty and Repurchase Fund, as may be necessary to cancel the debt owed to the former employees, shall be approved. The remaining shares held in the Guaranty and Repurchase Fund will then be distributed in accordance with the decision of the majority of the employees taken in a special meeting of the SOP.

The employees in the SOP who do not utilize the cancellation described in Decree No. 1623/99 will retain all of the rights deriving from their status as participants in the SOP.

The extraordinary Class “C” shareholders’ meeting held on March 14, 2000, approved the conversion of up to 52,505,360 Class “C” shares into Class “B” shares in one or more tranches from time to time, as determined by the trustee of the SOP, Banco de la Ciudad de Buenos Aires.

On May 3, 2000, a national and international secondary offering of 50,663,377 Class “B” shares that were converted from Class “C” shares held by certain employees was authorized by the CNV and registered with the SEC. The shares were sold at a price of P$5.20 per share or US$26 per ADS.

As of the date of this report, 52,415,411 Class “C” shares have been converted into Class “B” shares. As a result of these conversions, the Company’s share capital consists of 984,380,978 shares divided as follows:

Class “A” Shares	502,034,299
Class “B” Shares	436,323,992
Class “C” Shares	46,022,687

Total	984,380,978

On September 17, 2002, the Judicial Inspector of the SOP asked the Company to undertake the necessary measures to convert to Class “B” Shares the amount of 15,000,000 Class “C” Shares held by the Guaranty and Repurchase Fund, as the injunction prohibiting the sale of shares held by the Guaranty and Repurchase Fund had been lifted. The Company replied that the conversion must be approved by a shareholders’ meeting and suggested that the Judicial Inspector obtain a judicial authorization allowing the shareholders’ meeting to consider the conversion of the totality of the Class “C” Shares into Class “B” Shares, in order to avoid having to hold successive shareholders’ meetings whenever additional shares held by the Guaranty and Repurchase Fund become unrestricted in the future. The Judicial Inspector of the SOP informed the Company that he had been unable to obtain such judicial authorization.

While the above subject was being considered by Telecom, on May 29, 2003 the Company was notified of a recurso de amparo interposed by some ex- holders of Class “C” Shares of the Company that had been allocated to them through the SOP and which are now included in the Guaranty and Repurchase Fund. The action aims to order the Board of Directors of the Company to call an Extraordinary Shareholders’ Meeting and a Special Class “C” Shares Shareholders’ Meeting to consider the conversion of up to 15,000,000 of Class “C” Shares into Class “B” Shares.

Telecom answered the above action with arguments as to the inappropriateness of the interposed action, lack of jurisdiction and lack of active, legitimate actors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

(a) Nortel is the Company’s principal shareholder and owns as of June 23, 2003 all of the Company’s Class A Ordinary Shares (51% of the Company’s total capital stock) and approximately 8.4% of the Company’s Class B Ordinary Shares which, in the aggregate, represents approximately 54.74% of the Company’s total capital stock. The Company is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of the Company’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Nortel’s shareholders. See “—Shareholders’ Agreement.”

The ownership of Nortel’s common stock as of June 23, 2003 was as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
FCR Group(2)	50.00

Total	100.00

(1)	Includes 17.50% of Nortel’s common stock owned through Telecom-Italia International N.V.
(2)	Includes 17.50% of Nortel’s common stock owned through Atlas Services Belgium S.A. Atlas Services Belgium S.A. is a member of the FCR group of companies.

Nortel was incorporated in Buenos Aires, Argentina on October 19, 1990 and registered with the Buenos Aires Public Registry of Commerce on October 31, 1990 under No. 8025, Volume 108 A of Corporations.

The shares of common stock owned by the Telecom Italia and FCR groups constitute all of the total common capital stock of Nortel. In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Transfers or issuances of the capital stock of Nortel that reduce Telecom Italia and FCR’s collective interest therein to less than 51% without the approval of the Regulatory Bodies, and any transfer of the Company’s capital stock that reduces Nortel’s interest therein to less than 51%, without the approval of the Regulatory Bodies, may result in the revocation of the Company’s telecommunications license. See Item 4: “Information on the Company—Regulatory Framework.” Further, pursuant to the List of Conditions, (i) each of Telecom Italia and FCR is required to maintain ownership of at least 15% of the common stock of Nortel and (ii) Telecom Italia and FCR, together, are required to maintain ownership of at least 30% of such common stock. The List of Conditions does not specifically provide a penalty if either of the restrictions on the transfer of Nortel common stock described in (i) or (ii) of the preceding sentence are violated.

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires.

(b) The following table sets forth, as of March 31, 2003, and based upon information available to the Company, each owner of more than 5% of any class of the Company’s voting securities and the total amount of each class of the Company’s voting securities owned by the Company’s directors and officers, as a group.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0	51.0
Class B Ordinary Shares:
Nortel	36,832,408	8.4	3.7
Directors and Officers	1,097	0.0	0.0
Capital International, Inc. (2)	28,125,145	6.5	2.9
Brandes Investment Partners, LLC (3)	61,126,180	14.0	6.2
Class C Ordinary Shares:

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power (1)
Directors and Officers	—	—	—

(1)	Represents percentage of total voting power of all of the Company’s ordinary shares, regardless of class.
(2)	Includes 5,535,246 American Depository Shares representing 27,676,230 Class B ordinary shares and 448,915 Class B ordinary shares.
(3)	Includes 12,225,236 American Depositary Shares representing 61,126,180 Class B ordinary shares.
(4)	Based upon information available to the Company as of March 30, 2003.

As of May 31, 2003, there are approximately 49.1 million American Depositary Receipts issued by the depositary in the United States (representing 245.7 million Class B Shares, or 56% of all Class B Shares outstanding). Additionally, as of such date, there are approximately 143 holders of record of Class B ordinary shares, represented by American Depositary Receipts, in the United States, and there are approximately 29,048 record holders of the Company’s Class B Shares, held in Argentina. Since certain of such Class B Shares are held by nominees, the number of shareholders of record and their location may not be representative of the number and location of beneficial owners.

(c) The Company’s major shareholders do not have different voting rights.

(d) The Company is unaware of any arrangements that may result in a change of control of the Company.

Shareholders’ Agreements

The Telecom Italia group and FCR group have agreed that until the parties agree to the terms of a new Shareholders’ Agreement, they will continue to abide by the original Shareholders’ Agreement without giving effect to provisions related to rights previously held by Pérez Companc and J.P. Morgan. Pursuant to this agreement, the Board of Directors of Nortel will be composed of six members, three of whom are designated by the Telecom Italia group and three by the FCR group, and the Board of Directors of Telecom will be composed of six members, of which five are appointed by Nortel. Currently, the Board of Directors is composed of six members appointed by Nortel. The provisions of the original Shareholders’ Agreement that are still valid are detailed below.

Telecom Italia and FCR maintain joint control over the management and all operations of Nortel and Telecom. Representatives of FCR and Telecom Italia also occupy Telecom management positions in order to better maintain control over Telecom’s operations.

The Shareholders’ Agreements provide a mechanism for settling disagreements among the holders of Nortel common stock where the favorable vote of such holders or the directors appointed by them is required for action. In accordance with the Shareholders’ Agreements, the Company’s procurement decisions are required to be made on the basis of competitive prices given equal technical and economic terms.

The holders of Nortel’s common stock have also granted each other rights of first refusal with respect to the sale of Nortel common stock, which could have the effect of preventing or deterring changes of control.

Related Party Transactions

(a) Nortel, which as of June 23, 2003 owned approximately 54.74% of the capital stock of the Company, is the Company’s controlling shareholder.

The relationships between the Company and Nortel and its common shareholders, Telecom Italia and FCR, are governed by the Shareholders’ Agreements. The Shareholders’ Agreements provide that procurements by the Company and Nortel from the shareholders or other suppliers of goods and services are to be made on the basis of competitive prices, as determined by the Company, assuming equal technical and economic terms.

The Company has been involved in a number of transactions with the Nortel common shareholders or their affiliates since the Transfer Date.

Section 73 of the Transparency Decree provides that before a publicly listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly traded company must obtain approval from the Board of Directors and obtain a valuation report from the audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained on an arm’s length basis. If the audit committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ net worth as contained in the latest approved financial statements, provided such amount exceeds P$300,000.

Transactions with common shareholders of Nortel, Telecom Italia, FCR or their affiliates totaled approximately P$93 million during the year ended December 31, 2002. Of this amount, P$27 million related to services provided under the Management Contract and P$66 million related to equipment purchases and related services procured by Telecom in the ordinary course of its business of providing telecommunications services. See Notes 7(c), (d) and (e) to the Company’s Financial Statements as of and for the years ended December 31, 2002, 2001 and 2000, included herein in Item 18.

During the year ended December 31, 2002, Telecom Italia and FCR received P$27 million under the Management Contract. See Item 4: “Information on the Company—The Business—Management Contract.” This amount related to:

•	P$19 million for Management Fees accrued prior to the suspension of the Management Fee. This amount is recorded as “Management Fees” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report;

•	P$4 million relating to specific services provided by the Operators at Telecom’s request. This amount is included in “Management Fees” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report; and

•	P$4 million of compensation for services of highly qualified personnel that the Operators provided to Telecom. Such amounts were charged based on hours of service at the international market rate for similar services. This amount is included in “Fees and counsel services” in Exhibit H to the consolidated financial statements included in Item 18 of this annual report.

In the ordinary course of its business the Company may procure goods and services from the common shareholders of Nortel, Telecom Italia and FCR or their affiliates. During the year ended December 31, 2002 telecommunications services provided by these related parties aggregated P$36 million, and the Company purchased equipment and materials from these related parties totaling P$30 million. The Company had accounts payable to its parent and affiliates of P$7 million and P$102 million as of December 31, 2002 and 2001, respectively. Accounts payable to parent and affiliates represent mainly management fees accrued prior to the suspension of the management fee under the Management Contract and fees related to services provided by employees of affiliates.

In October 2001, considering the recession existing in Argentina, the Operators and Telecom agreed to temporarily reduce the Management Fee set forth in section 2.7 of the Management Contract, from 3% to 1.25%. The parties agreed that this reduction would not affect the services to be rendered by the Operators and would be applied from October 1, 2001 to March 31, 2002.

Additionally, Telecom subsequently requested that the Operators suspend the collection of the Management Fee from April 1, 2002 until the state of economic emergency declared by the Public Emergency Law subsided.

In May 2002, the Operators agreed to temporarily suspend, from April 1, 2002 until December 31, 2002, certain provisions stated in Article II of the Management Contract (which includes the provisions relating to payment of the Management Fee) except for the provisions relating to the collaboration between highly qualified personnel of the Operators and management. This amendment does not affect Telecom’s rights to require the Operators to provide assistance on specific projects upon request in compliance with Article III of the Management Contract. In December 2002, in light of the continuing crisis in Argentina and its impact on Telecom, the Operators agreed to extend this suspension until the end of the contract in October 2004.

Further, the Operators, in compliance with Decree 62/90, confirmed their commitment to give Telecom all of the support and cooperation reasonably within their reach in order to help Telecom overcome its current difficulties. Telecom has agreed to reimburse the Operators’ travel expenses in connection with management services provided during the suspension of the Management Fee.

(b) As of June 23, 2003, the Company had loans outstanding to four officers of the Company, totalling P$0.7 million. The maximum aggregate amount of loans outstanding during the year ended December 31, 2002 from the Company to officers and/or directors was approximately P$3.2 million. Of this amount, approximately P$3.0 million corresponded to loans granted pursuant to retention plans. The remainder corresponded to car loans. The annual interest rate for all such loans was 6%.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements see Item 4: “Information on the Company—Recent Developments” and Note 22 to the Financial Statements included herein.

Legal Proceedings

Labor Claims for which ENTel is Liable

The Transfer Agreement provides that ENTel, and not the Company, is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims are made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against the Company, arguing that neither the Transfer Agreement nor any act of the National Executive Branch of the Argentine government can be raised as a defense to the Company’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims in favor of the Company, Decree No. 1803/92 was issued on September 29, 1992 by the National Executive Branch in Argentina. It stated that various articles of the Work Contract Law of Argentina (the “Articles”), which form the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. However, in December 1996, in a case in which Telefónica was party, the Supreme Court found the Articles to be applicable to privatizations and therefore concluded that transferors and transferees under such privatizations are jointly and severally liable for obligations arising from employment contracts.

At March 31, 2003, the total amount of such claims filed against the Company, including accrued interest and expenses with respect thereto, was approximately P$15 million. Interest and expenses continue to accrue on this amount until it is paid in full. The Company believes that the pending claims will not have a significant effect on its results of operations or financial position for such claims for two reasons: (1) Under the Transfer Agreement, ENTel has expressly agreed to indemnify the Company in respect of such claims and (2) the Argentine government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has authorized the Company to debit an account of the government at Banco Nación for any amounts payable by the government under such indemnity. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to the Company by issuing 16-year bonds to the Company. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine government comply with its Transfer Agreement obligations.

Other Proceedings

In November 1995, the Company was served with notice of a complaint filed by “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios” against the Company, Telefónica, Telintar and the

Argentine government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of the city of Buenos Aires turnover tax, contending that the reduction has not been approved for the region of the city of Buenos Aires. The Chamber of Appeals rejected some objections and has postponed the consideration of the others until it issues its final decision. In October 2001, the federal Chamber of Appeals for Contentious and Administrative Matters issued a precautionary measure (the “Precautionary Measure”). The notified Precautionary Measure requires the Argentine government and the co-sued companies, including Telecom Argentina, “to abstain from applying the corrections set forth in art. 2 of the agreements approved by Decree No. 2585/91 until a final sentence is issued.” On October 29, 2001, the Company filed an extraordinary appeal to the Argentine Supreme Court of Justice against the Precautionary Measure. The case is currently still pending. This measure suspended the ability of the telecommunications companies to increase tariffs by reference to the U.S. consumer price index. The Public Emergency Law and the reformation of the exchange regime, however, has an analogous result to that proposed by the Precautionary Measure by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies.

Telecom has been informed that holders of its medium term notes have filed seven legal actions against it seeking enforcement of their rights under their notes. Six of these proceedings are summary attachment proceedings, or juicios ejecutivos. With respect to two of the juicios ejecutivos, Telecom has not yet been served with process and has no information regarding the amount of the claims. As of June 23, 2003, Telecom had received notice relating to an aggregate amount of approximately US$121,500 and €116,000 of such claims. In the juicio ejecutivo initiated by Financiera Ludicor S.A., the court of first instance has ruled against Telecom by rejecting Telecom’s objections and instructing the juicio ejecutivo proceeding to proceed. Telecom has filed an appeal to this finding which is currently pending.

Telecom has also been informed by the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) that one involuntary bankruptcy, or quiebra, petition has been initiated by an individual alleging to be a holder of a number of notes. Telecom has not yet been served with process or filed a formal response to the quiebra petition. Telecom expects to pursue available defenses to each of the juicios ejecutivos proceedings and the quiebra proceeding and does not expect that such proceedings will result in Telecom being declared bankrupt. Notwithstanding these claims and based on the information currently available, Telecom is continuing to work to develop a comprehensive restructuring plan that will address these claims as part of its overall restructuring process.

On April 24, 2003, Telecom Italia S.p.A. (“Telecom Italia”), in its capacity as a foreign investor, initiated the procedure of friendly talks provided for in Article 8 of the Agreement on Promotion and Protection of Investments maintained between the Republic of Argentina and the Republic of Italy (the “Treaty”). The friendly talks were motivated by a series of acts and omissions by the Republic of Argentina, occurring as a result of the events of December 2001 and January 2002, which infringe the rights accorded by the Treaty to Telecom Italia.

Under this procedure, the Argentine authorities were asked to adopt urgent measures to ensure the maintenance of normal conditions of telephone service, under which the investment had been made, so as to make possible a reasonable profit for investors. Having not arrived at a friendly solution to the controversy, however, Telecom Italia has the option under the terms of the Treaty to request a hearing before an ad hoc arbitration tribunal to resolve the dispute.

On May 19, 2003, France Telecom filed with the Argentine government a letter by which it commenced the mandatory amicable negotiation period of six months which is a prerequisite for filing a formal claim against the Argentine government under the Treaty. France Telecom intends to seek compensation from the Argentine government for harm caused by the pesification and the freezing of tariffs on the basis that these actions constitute an expropriation of property under the Treaty. France Telecom may, at its option, initiate its claims before certain international arbitration tribunals or Argentine courts.

On March 5, 2003, Nortel entered into a settlement agreement with respect to claims previously disclosed in Telecom’s annual report on Form 20-F for the year ended December 31, 2001. The claimants had brought actions seeking to invalidate certain matters on the agendas for and approved at Nortel’s shareholders’ meetings held on January 19, 2001 and April 26, 2001. Pursuant to the settlement agreement (in which Nortel did not admit any fault), the claimants agreed to voluntarily dismiss the actions and agreed not to bring further suits related to the subject matter of the actions against Nortel and other defendants. The claimants filed a brief voluntarily dismissing the action on March 5, 2003 which was noted by the court.

On December 4, 2000, the Company’s subsidiary, Micro Sistemas, received a notice from the Secretariat of Treasury requesting Micro Sistemas to pay P$1,147,373 in tax with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas. On December 15, 2002, Micro Sistemas sent a response to the tax authority (i) stating that the notice should be nullified because the statutory period for making such a claim had passed and (ii) objecting to the tax authority’s assertion that Micro Sistemas had not complied with the terms and conditions of its special tax rate. This matter is still pending but legal counsel for the Company has indicated that the possibility that Micro Sistemas will have to pay the tax is remote. Further, if Micro Sistemas is required to pay this tax, the Company may be able to recover all or a portion of the tax pursuant to the indemnity provided by the former owners of Micro Sistemas pursuant to the contract pursuant to which Micro Sistemas was purchased in 1997.

A criminal court in Argentina is currently reviewing a case commenced by Administración Federal de Ingresos Públicos—Dirección General Impositiva (Argentina’s tax regulatory body) against companies that issued invoices for services that would not have been rendered to third parties. In connection with this proceeding, in November 2002 the court required several Argentine companies, including Telecom, to provide tax related information and collected invoices issued by the companies under investigation that were found in their possession. As a result of the query, Telecom initiated internal investigations which revealed that during 2001 Telecom paid invoices to two companies (one of these two companies is the issuer of the invoices that the court collected, as described above), for an amount equal to P$1,200,000 to each company. Until now, Telecom has not been able to confirm that the services itemized in the invoices were effectively rendered to Telecom. Although as of this date Telecom has not had access to the claim initiated by Argentina’s tax regulatory body and has not been summoned to appear before the court, the board of directors resolved to make any necessary tax adjustments and payments to adjust this matter in compliance with current tax laws.

As of March 31, 2003, Telecom, Telecom Personal and Publicom had recorded reserves, based on their anticipated liability with respect to claims commenced against them before judicial authorities. As of March 31, 2003, the amount of such reserves recorded by Telecom, Telecom Personal and Publicom were approximately P$64 million, P$25 million and P$2 million, respectively.

For a description of certain administrative appeals made by Telecom with respect to certain regulatory actions, see Item 4: “Information on the Company—Regulatory Framework—Reconsideration Request” and Item 4: “Information on the Company—Regulatory Framework—Regulations Applicable to Mobile Telephone Services.”

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote of all holders of the Company’s common stock. The Company has paid cash dividends each year since 1991. Under the Argentine Companies Law, dividends may only be declared out of liquid and realized profits determined based on financial statement prepared in accordance with Argentine GAAP and other applicable regulations. For periods prior to September 1, 1995, such profits were determined with an inflation adjusted financial statement. For periods subsequent to that date, such profits were determined using a financial statement without such adjustment, as required by Resolution 368 of the CNV. Because Nortel owns approximately 54.74% of the common stock of the Company, it has the power to determine the declaration, amount and payment of dividends by the Company. Currently, Nortel’s interest in the Company is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend, interest and redemption payments, are likely to be dividend payments from the Company and proceeds from any borrowings. Nortel’s vote with respect to the Company’s dividends will likely depend on the Company’s results of operations, financial condition, working capital and capital expenditure requirements, future prospects and other factors deemed relevant by Nortel, including Nortel’s own cash needs.

To finance its acquisition of the Company, Nortel incurred approximately US$78.2 million of debt in the form of Nortel Series A Notes and US$124.2 million in Nortel Series B Notes and issued Series A preferred stock with a subscription price of US$713 million and Series B preferred stock with a subscription price of US$433 million. The Series A Notes and the Series B Notes were fully paid in March 2001. The Nortel Series A preferred shares currently pay a dividend of 6% per annum. In addition, beginning with the Nortel fiscal year commencing January 1, 1994 and for each fiscal year thereafter for which liquid and realized profits are legally available for distribution after providing for payment of the base dividend, holders of Nortel Series A preferred shares will receive an additional dividend calculated based on the Distributable Return on Equity (“DROE”) of the Company, if DROE is higher than 10%. The Series A preferred shares are to be redeemed in ten equal annual installments of their subscription price, commencing in 1998. On January 26, 2001, Nortel paid the fourth installment of the redemption of its Series A preferred shares in an amount of approximately US$55.1 million and on May 4, 2001, paid the proportional amount for the three-month period ended December 31, 2000, amounting to approximately P$13.8 million. The Nortel Series B preferred shares pay an annual dividend in an amount equal to 48.96% of the earnings legally and financially available for distribution remaining after providing for payments of any amounts due and payable on account of any and all dividend and redemption payments in respect of Series A preferred shares. The Nortel Series B preferred shares are not redeemable.

At the Telecom annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and Telecom’s financial condition, Telecom would not pay dividends for the year ended December 31, 2001. In addition, as a result of Telecom’s net loss for the year ended December 31, 2002, under the Argentine Companies Law, Telecom was prohibited from paying dividends and therefore no dividends were paid for the year ended December 31, 2002.

		Cash Dividends per Class B Share (1)			Cash Dividends per ADS(2)
		Adjusted for Inflation	Nominal Amounts		Adjusted for Inflation	Nominal Amounts
Period	Payment Dates	P$(3)	P$(4)	US$(5)	P$(3)	P$(4)	US$(5)
Year Ended December 31, 2002	—	—	—	—	—	—	—
Year Ended December 31, 2001	—	—	—	—	—	—	—
Three Months Ended December 31, 2000	May 2001	0.079	0.036	0.036	0.393	0.180	0.180
Year Ended September 30, 2000	January 2001	0.395	0.181	0.181	1.975	0.905	0.905
Year Ended September 30, 1999	February 2000	0.297	0.136	0.136	1.484	0.680	0.680
	December 1999	0.299	0.137	0.137	1.495	0.685	0.685
Year Ended September 30, 1998	March 1999	0.338	0.155	0.155	1.691	0.775	0.775
	December 1998	0.284	0.130	0.130	1.418	0.650	0.650

(1)	Assumes a total of 984,380,978 shares were outstanding in each period (of which 383,908,581 were Class B Shares).
(2)	Assumes a total of 196,876,196 ADSs were outstanding in each period.
(3)	Represents dividends paid restated for inflation as of December 31, 2002. See “Presentation of Financial Information”.
(4)	Amounts reflect nominal amounts at date of payment.
(5)	Represents nominal amounts at date of payment translated to dollars at the closing rate quoted by Banco Nación on the date of payment. See Item 3. “Key Information—Exchange Rates.”

ITEM 9.	THE OFFER AND LISTING

The capital stock of the Company is divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing 51% of the capital stock of the Company, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing 44% of the capital stock of the Company, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 5% of the Company’s capital stock.

As of June 23, 2003, the number of shares outstanding was as follows:

Class A Shares	502,034,299
Class B Shares	436,323,992
Class C Shares	46,022,687

Total	984,380,978

The Class B Shares are currently listed on the Buenos Aires Stock Exchange. The ADSs representing Class B Shares are currently listed on the New York Stock Exchange under the symbol TEO. Each ADS currently represents 5 Class B Shares. See Item 3: “Key Information—Risk Factors—Risk Factors Relating to Telecom—Telecom could be delisted from the New York Stock Exchange and/or the Buenos Aires Stock Exchange which would result in a loss of liquidity for Telecom’s securities.”

Because of the serious economic situation in Argentina, the Buenos Aires Stock Exchange has resolved to trade Telecom’s listed shares in a reduced trading panel (according to the provisions of Section 38(b) of the rules to list on the exchange). Telecom’s shares will continue to trade on the reduced trading panel as long as the Company’s negative retained earnings absorb the totality of its reserves and more than fifty per cent of its adjusted capital stock. Trading of the Company’s corporate bonds has also been transferred to a reduced trading panel (according to the provisions of Sections 39(a) and (c) of the exchange rules mentioned above) as a consequence of Telecom’s suspension of payments on its financial debt and the current position of its shareholders’ equity.

The table below shows the high and low closing prices of the Class B Shares in pesos for the periods indicated on the Mercado de Valores de Buenos Aires (the “—Buenos Aires Stock Market” or “BASM”), the current principal non-U.S. trading market for such securities. See “—The Argentine Securities Market.” The table also shows such high and low closing prices expressed in dollars per Class B Share (1 ADS represents 5 Class B Shares). Prices have been adjusted to reflect dividends. See Item 3: “Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below.

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
1998	7.63	4.00
1999	7.17	4.12
2000	9.20	2.96
2001	4.49	1.19
2002	3.10	0.555

Quarterly
2001
First Quarter	4.49	2.82
Second Quarter	3.49	2.96
Third Quarter	3.16	1.52
Fourth Quarter	1.95	1.19
2002
First Quarter	3.10	1.79
Second Quarter	1.40	0.58
Third Quarter	0.795	0.555
Fourth Quarter	1.73	0.695
2003
First Quarter	2.77	1.65

Monthly
2002

	Pesos per Class B Share on BASM(1)
	High	Low
December	1.73	1.38
2003
January	2.35	1.65
February	2.77	2.18
March	2.56	2.17
April	3.16	2.19
May	3.32	2.69

(1)	Reflects peso nominal amounts as of that date.

Source: Bolsa de Comercio de Buenos Aires.

The Class B Shares trade on the New York Stock Exchange in the form of ADSs issued by the Depositary under the Deposit Agreement dated as of November 8, 1994, among the Company, the Depositary and the registered Holders from time to time of the ADSs issued thereunder (the “Deposit Agreement”). Each ADS represents 5 Class B Shares.

Under New York Stock Exchange rules, the ADSs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the New York Stock Exchange that (i) it did not meet the minimum share price criteria for continued listing on the exchange and (ii) it must bring its share price and average share price back above $1.00 within six months of receipt of the notification or it would be delisted. Telecom agreed with the New York Stock Exchange that in order to remedy the price deficiency it would seek shareholder approval for a change in the ratio of common shares to ADSs at the annual shareholders’ meeting on April 30, 2003. However, prior to April 30, 2003, Telecom’s share price increased so that Telecom’s ADSs met the New York Stock Exchange’s standards on minimum price per ADS at the time of its annual shareholders’ meeting. Nevertheless, at its annual shareholders’ meeting held on April 30, 2003, Telecom’s shareholders granted its board of directors the power to change the ratio of ADSs to common shares if necessary in the future.

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS(1)
	High	Low
Annual
1998	38.19	20.81
1999	35.81	20.75
2000	45.94	14.75
2001	22.56	5.79
2002	6.681	0.60

Quarterly
2001
First Quarter	22.56	14.00
Second Quarter	17.54	14.79
Third Quarter	15.80	7.60
Fourth Quarter	8.34	5.79
2002
First Quarter	6.68	2.64
Second Quarter	2.88	0.60
Third Quarter	1.13	0.66
Fourth Quarter	2.60	0.80
2003
First Quarter	4.60	2.40

	US$ per ADS(1)
	High	Low
Monthly
2002
December	2.60	1.86
2003
January	3.79	2.40
February	4.60	3.28
March	3.86	3.29
April	5.67	3.61
May	5.89	4.59

(1)	The closing prices have been restated to reflect the change of ratio of ADSs from 10 Class B Shares to 5 Class B Shares effective August 28, 1997.

On June 23, 2003, the reported last sale price of the ADSs on the New York Stock Exchange was US$7.15.

Class B Shares also quote in the Mexican Stock Exchange through the International Quotation System (“SIC”).

The Argentine Securities Market

There are 12 exchanges in Argentina, of which 6 (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. As of December 31, 2002, the shares of 83 Argentine companies, excluding mutual funds, were listed on the Buenos Aires Stock Exchange. For the year ended December 31, 2002, the ten most actively traded equity issues represented approximately 73.33% of the total volume of equity traded on the market compared to 88.62% for the previous year. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

Securities may also be listed and traded on the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market trading system that functions independently from the Buenos Aires Stock Exchange and the Buenos Aires Stock Market. However, in March 1992, the Buenos Aires Stock Exchange, the Buenos Aires Stock Market and representatives of the dealers on the MAE implemented an agreement that causes trading in equity and equity-related securities to be conducted exclusively on the Buenos Aires Stock Market, while all corporate debt securities listed on the Buenos Aires Stock Exchange may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is expected to be conducted principally on the MAE. The agreement does not extend to other Argentine stock exchanges.

The CNV has passed a set of resolutions establishing a system of self-regulatory entities, under which each self-regulatory entity (which currently includes each exchange and the MAE, among others) is responsible for developing and implementing regulations governing its respective securities market, subject to the approval and oversight of the CNV. Since March 1, 1993, in addition to CNV authorization, listing on an exchange or the MAE has been required in order to offer to the public within the territory of Argentina securities other than negotiable obligations (obligaciones negociables) or other debt instruments of private sector issuers. Internal rules of each exchange for its affiliated Stock Market establish conditions for listing securities, admitting brokers, conducting trades and controlling the truthfulness of any information which is required to be reported in connection therewith.

Changes to the legal framework have been introduced permitting issuance and trading of new financial products in the Argentine capital markets, including commercial paper, futures, options and new types of corporate bonds. The Argentine government deregulated brokerage fees and eliminated transfer taxes and stamp taxes on publicly offered securities transactions in November 1991.

On May 22, 2001 the Argentina government issued the Transparency Decree. The intention of the Executive Power was to move towards the creation of an adequate legal framework that may strengthen the level of protection of the investor in the market, the term “investor” encompassing a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Decree were the promotion of the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

A brief summary of the main provisions in the Transparency Decree are mentioned here below:

(i) the Transparency Decree introduces the concept of “negotiable security” following the definition of “security” of the U.S. Securities Act of 1933;

(ii) the Transparency Decree has vested on the administrators and members of the Supervisory Committee, among others, the following duties: (a) to disclose certain events, such as any fact or situation which because of its importance is capable of affecting the value of the securities or the course of negotiation; (b) the duty of loyalty and diligence; (c) the duty to maintain secrecy and (d) the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.;

(iii) the Transparency Decree provides for the creation of an Audit Committee for those companies making public offering of its shares. The Audit Committee must be formed by at least three members of the board, the majority of which must have the condition of independence; and

(iv) any tender offer to purchase voting shares of a company which trades its shares publicly will be either voluntary or mandatory. In both cases the offer shall be addressed to all owners of said shares. The CNV has regulated the procedure pursuant to General Resolution 401/02, published in the Official Gazette on April 5, 2002. The Transparency Decree provides that any person wishing to acquire direct or indirect control of a company which shares are publicly listed must mandatorily make a tender offer pursuant to the procedure regulated by the CNV. In the case of the public offer of mandatory acquisition, Decree 677/01 granted companies the ability to choose whether to adhere to this regime. On April 30, 2003, Telecom’s shareholders voted not to adhere to this regime and approved the “No Adhesion to the Optative Statutory Regime of Public Offer of Mandatory Acquisition” (“Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatorio”).

In addition to the foregoing, the Transparency Decree ratifies the principles of liberty of creation of negotiable securities, facilitates the commencement and resolution of issues related to the liability of the members of the administrative body, defines the notions of “controlling person” and “concerted practice”, clarifies certain tasks of the CNV, modifies the summary proceeding for the application of sanctions by the CNV and establishes provisions applicable to public companies, in particular in the field of options over shares, acquisition of shares by the issuing company, withdrawal of companies of the public offering regime, celebration of remote board meetings, issuing of shares for the employees of the listing companies and compensation of directors.

The CNV has regulated the Transparency Decree issuing: (i) Resolution No. 400/02 published in the Official Gazette on April 5, 2002, which in general terms refers to: (a) the existence of “concerted practices”; (b) the scenarios where the execution of operations destined to stabilize the market price of securities are allowed; (c) acts or agreements among related parties; (d) voluntary withdrawal from the public offer regime when such affects the shares of the issuer, etc. and (ii) Resolution No. 401/02 of the CNV published in the Official Gazette on April 5, 2002, which regulates the public offering of acquisition and the exchange offer of securities.

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose approximately 128 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Market is conducted by continuous open outcry, from 11:00 A.M. to 5:00 P.M. each business day. The Buenos Aires Stock Market also operates an electronic continuous market system each business day, on which privately arranged trades are registered and made public.

Although the Buenos Aires Stock Exchange is one of Latin America’s largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets, and therefore, subject to greater volatility. To control price volatility, the Buenos Aires Stock Market operates a system which suspends dealing in a particular issuer’s shares for fifteen minutes when the price changes 10% with respect to that day’s opening price. Once trading resumes, the trading is then suspended for another fifteen minutes if the price changes more than 15% with respect to that day’s opening price. If the price then changes 20% with respect to that day’s opening price, and for every 5% fluctuation in price thereafter, the trading of such shares is interrupted for an additional 10 minutes. Investors in the Argentine securities market are mostly individuals, mutual and pension funds and companies. Institutional investors that trade securities on the Buenos Aires Stock Market, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds. The creation of institutional pension funds is expected to increase the volume and breadth of trading on the Buenos Aires Stock Exchange.

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below:

	2002	2001	2000	1999	1998
Market capitalization (P$ billions)(1)	348.1	192.5	165.8	83.9	45.3
As percent of GDP(1)	97	70.9	58.2	29.6	15.2
Volume (P$ millions)(1)	71,993	7,519	11,050	12,051	32,535
Average daily trading volume (P$ millions)(1)	306.4	30.6	38.8	47.2	104.7
Number of listed companies	160	119	125	125	131

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Sources: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

ITEM 10.	ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

The Company’s bylaws were registered in the Inspección General de Justicia (General Board of Corporations) on July 13, 1990 under number 4570, book 108, volume “A” of Corporations.

Objects and Purposes

Article I, Section 3 of the bylaws states that the object of the Company is to render, either on its own account or on account of, or in association with, third parties, telecommunications public services, except for radio broadcasting, under the terms, if any, of the concessions granted by relevant authorities. The bylaws authorize the Company to take all actions permitted by law to fulfill the aforementioned objects of the Company.

On March 1, 2001, the SC authorized the Company to expand its corporate purpose, to include the marketing of equipment, infrastructure and goods of any type related or complementary to telecommunications, and the performance of works and provision of all types of services, including consulting and security related to telecommunications, as well as the development of telecommunications technology and information processing systems. This expansion of the corporate purpose has been approved by the CNV. As a result, the bylaws which reflect this change have been approved in their final form.

On April 30, 2003 Telecom’s shareholders voted not to adhere to the regime established by Decree 677/01 (the Statutory Regime of Public Offer of Mandatory Acquisition) and approved the consequent modification of Article 1° of the Company’s bylaws in the following terms:

“First: With the denomination of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. it continues working the company constituted under the name of Sociedad Licenciataria Norte Sociedad Anónima and has its legal address in the City of Buenos Aires. In accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting held on April 30, 2003, it is a ‘Company non-Adhered to the Optative Statutory Regime of Public Offer of Mandatory Acquisition. The address of the company could not be transferred outside the Republic of

Argentine without the previous authorization of the competent authority or the authority that in the future replaces it’”.

Telecom’s capital stock

The following is a summary of the rights of the holders of Telecom’s shares. These rights are set out in the Company’s estatutos sociales (bylaws) or are provided for by applicable Argentine law, and may differ from those typically provided to shareholders of U.S. companies under the corporations laws of some states of the United States.

Limited Liability of Stockholders

Other than as set forth in Item 3: “Key Information—Risk Factors—Risk Factors Relating to Investing in Argentine Companies—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires” and below under “—Memorandum and Articles of Association—Telecom’s Capital Stock—Conflicts of Interest,” shareholders’ liability for Telecom’s financial losses are limited to their stockholdings in Telecom.

Voting Rights

In accordance with the bylaws, each share entitles the holder thereof to one vote at meetings of the shareholders of Telecom. All of Telecom’s directors are appointed jointly by shareholders in an ordinary general shareholders’ meeting. See Item 6: “Directors, Senior Management and Employees” and Item 7: “Major Shareholders and Related Party Transactions—Shareholders’ Agreements.”

Under Argentine law, shareholders are entitled to cumulative voting procedures for the election of up to one-third of the vacancies to be filled on the Board of Directors. If any shareholder notifies a corporation of its decision to exercise its cumulative voting rights not later than three business days prior to the date of a shareholders’ meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes represented by their shares for each candidate. The candidates receiving the most votes are elected to the vacancies filled by cumulative and non-cumulative voting. If no candidate for a particular vacancy receives an absolute majority of votes, the two candidates that received the most votes will participate in a run-off election, and the candidate receiving the most votes in the run-off election will be deemed elected.

In addition, any person who enters into a voting agreement with other stockholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement with the CNV.

Meetings of Stockholders

Stockholders’ meetings may be ordinary meetings or extraordinary meetings. Telecom is required to hold an annual ordinary meeting of stockholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Companies Law and Article 72 of Law 17811 (as amended by Decree No. 677/01), including but not limited to:

•	approval of Telecom’s financial statements and general performance of the directors for the preceding fiscal year;

•	election, removal and remuneration of directors and members of the Supervisory Committee; and

•	allocation of profits.

Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary stockholders’ meetings may be called at any time to consider matters beyond the scope of the ordinary meeting, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another. Stockholders’ meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene stockholders’ meetings upon the request of any stockholder or group of stockholders holding at least 5% in the aggregate of Telecom’s capital stock. If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV.

Notice of the stockholders’ meeting must be published in the Official Gazette of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty days prior to the meeting. In order to attend a meeting, stockholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. If so entitled to attend the meeting, a stockholder may be represented by proxy.

Class B shares represented by ADSs will be voted or caused to be voted by the Depositary in accordance with instructions of the holders of such ADSs. In order for voting instructions to be valid, the Depositary must receive them on or before the date specified in the relevant notice. There is no guarantee that an ADS holder will receive voting materials in time to instruct the Depositary to vote.

The quorum for ordinary meetings consists of a majority of the stock entitled to vote and resolutions may be adopted by the affirmative vote of a majority of the stockholders present. If no quorum is present at the meeting, a second meeting may be called at which stockholders present, whatever their number, shall constitute a quorum and resolutions may be adopted by a majority of the stockholders present. The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, the quorum requirement for the second meeting will be 30% of the stock entitled to vote. In both cases, decisions are adopted by a majority of votes, except for certain fundamental matters such as:

•	mergers and spin-offs, when Telecom is not the surviving entity and the surviving entity is not listed on any stock exchange;

•	anticipated liquidation;

•	change of Telecom’s domicile to outside Argentina;

•	total or partial repayment of capital; or

•	a substantial change in the corporate purpose.

Each of these actions requires a favorable vote of more than 50% of all the stock entitled to vote.

In some of these cases, a dissenting stockholder is entitled to appraisal rights. See “—Memorandum and Articles of Association—Telecom’s Capital Stock—Appraisal Rights.”

In addition, any resolution adopted that affects the rights of one particular class of stock must also be ratified by a special meeting of such class of stockholders governed by the rules for ordinary meetings.

Dividends

Dividends can be lawfully paid and declared only out of Telecom’s realized and liquid profit.

The board of directors submits to the stockholders for approval at an ordinary meeting of stockholders Telecom’s financial statements for the previous fiscal year, together with a report thereon by the board of directors. The stockholders, upon approving the financial statements, determine the allocation of Telecom’s net profits (if any). The Argentine Companies Law requires Argentine companies to allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of Telecom’s capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve, contingency reserve or other account, or a combination thereof, all as determined by the stockholders. Dividends may not be paid if the legal reserve has been impaired. Notwithstanding, the obligation to pay dividends expires three years after the distribution date pursuant to Section 17 of the Company’s bylaws, as amended by the shareholders’ meeting held on April 24, 2002.

Capital Increase and Reductions

Telecom may increase its capital upon authorization of the stockholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the stockholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Reduction is mandatory when losses have exceeded reserves and at least 50% of the stated capital. Nevertheless, the application of the rule of the Argentine Companies Law that establishes the mandatory reduction of capital in this case is suspended until December 10, 2003.

Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under “Preemptive Rights.”

Preemptive Rights

Under Argentine law, holders of Telecom’s common shares of any given class have preferential or preemptive rights, proportional to the number of shares owned by each holder, to subscribe for any shares of capital stock of the same class as the shares owned by the stockholder or for any securities convertible into such shares issued by Telecom.

In the event of an increase in capital, stockholders of Telecom of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Telecom’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class B or Class C shares are not preempted by the existing holders of each such class, the other classes may preempt such class. However, if any shares of Class A are not preempted by the existing holders of such class, holders of Class B or Class C shares shall have no preemptive rights with respect to such shares of Class A unless otherwise approved by the regulatory authorities. Preemptive rights must be exercised within 30 days following the time when notices to the stockholders of their opportunity to preempt the capital increase are published for three days in the Official Gazette of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Commercial Companies Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of stockholders when required by the interest of the Company.

Conflicts of Interest

A stockholder that votes on a business transaction in which its interest conflicts with that of Telecom may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See Item 3: “Key Information—Risk Factors—Risk Factors Relating to Investing in Argentine Companies— Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.”

Redemption or Repurchase

Telecom’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Telecom may repurchase its stock with retained earnings or available reserves, upon a determination of the board of directors that the repurchase is necessary in order to avoid severe damage to Telecom’s business (subject to stockholder ratification) or in connection with a merger or acquisition or pursuant to the Transparency Decree (up to a maximum of 10% of the Company’s share capital) so long as the Company complies with the requirements and procedures stated therein. In the third case, Telecom must resell the repurchased shares within three years and must give stockholders a preemptive right to purchase such shares. For the first two cases, the repurchased shares must be sold within one year, unless the shareholders extend the term.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at stockholders’ meetings such as a merger of Telecom into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or Telecom’s shares cease to be traded publicly, any stockholder dissenting from the adoption of any such resolution may withdraw from Telecom and receive the book value per share determined on the basis of Telecom’s annual financial statements (as approved by the annual ordinary stockholders’ meeting), provided that the stockholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting stockholder. This right must be exercised within 15 days following the meeting if the stockholder was absent and can prove that he was a stockholder on the day of the meeting. In the case of a merger of Telecom or a spin-off of Telecom, no appraisal rights may be exercised if the shares to be received were publicly traded shares.

Appraisal rights are extinguished if the resolution is subsequently overturned at another stockholders’ meeting held within sixty days of the expiration of the time period during which absent stockholders may exercise their appraisal rights.

Payment on the appraisal rights must be made within one year of the date of the stockholders’ meeting at which the resolution was adopted. If the resolution was to cease to publicly offer Telecom’s stock, the payment period is reduced to sixty days from the date of the resolution.

Notwithstanding the foregoing, should the Company decide to cease trading its shares publicly, pursuant to Section 31 of Decree No. 677/01, a tender offer by the Company must be conducted prior to the exercise of appraisal rights by any stockholder.

Liquidation

Upon liquidation of Telecom, one or more liquidators may be appointed to wind up its affairs. All outstanding shares of common stock will be entitled to participate equally in any distribution upon liquidation.

In the event of liquidation, the assets of Telecom shall be applied to satisfy its debts and liabilities. If any surplus remains, it shall be distributed to the holders of shares in proportion to their holdings.

Acquisitions of 5% or More of the Voting Stock of a Public Company

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of such voting stock. Additionally, such person must inform the CNV in writing of each additional acquisition of 5% of the voting stock of that particular company, until such person acquires control of that company.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Class B Shares.

Change of Control

There are no provisions in the bylaws of the Company which may have the effect of delaying, deferring or preventing a change in control of the Company and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries. However, the Privatization Regulations and the List of

Conditions prohibit (i) any transfer of the Company’s capital stock that reduces Nortel’s ownership of the Company to less than 51%, or (ii) any transfer of Nortel’s capital stock that reduces Telecom Italia’s and FCR’s ownership of Nortel to less than 51%, without the approval of the Regulatory Bodies. See Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders.”

Under Decree No. 677/01 and General Resolution 401/02 of the CNV, a party that wishes to obtain either a majority or significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders. This regulation applies to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime. On April 30, 2003, Telecom’s shareholders voted not to adopt the regime established by Decree No. 677/01 and General Resolution 401/02 (“Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”).

Code of Business Conduct and Ethics

The Company has developed a Code of Business Conduct and Ethics which has been approved by its Board of Directors. See Exhibits 12.2 and 12.3 of this annual report on Form 20-F.

MATERIAL CONTRACTS

For information regarding the Management Contract, see Item 4: “Information on the Company—The Business—Management Contract.”

EXCHANGE CONTROLS

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the dollar equivalent of the peso price of the Class B Shares on the Buenos Aires Stock Market and, as a result, could affect the market price of ADSs. Fluctuations in the exchange rate would also affect dividend income measured in dollars because the Depositary is required, subject to the terms of the Deposit Agreement, to convert pesos to U.S. dollars at the prevailing exchange rates at the time of making any dividend payments or other distributions. Increases in Argentine inflation or devaluation could adversely affect the Company’s operating results.

As a result of inflationary pressures, the Argentine currency has been devalued repeatedly during the last 30 years. During that period, the economic authorities in Argentina have utilized a number of exchange rate systems. Macroeconomic instability has led to broad fluctuations in the real exchange rate of the Argentine currency relative to the dollar.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions. Since April 1, 1991, when the Convertibility Law became effective, to January 6, 2002, the Argentine currency was freely convertible into dollars. Under the Convertibility Law, the Central Bank was obligated to have a reserve in foreign currencies, gold and public bonds denominated in foreign currency (at their market value) equal to the amount of the outstanding Argentine currency and to sell dollars at a rate of not more than P$1.00 per US$1.00. The Central Bank followed a policy to seek to prevent the appreciation of the peso significantly above the P$1.00 per US$1.00 level by purchasing dollars at a rate of not less than P$0.998 per US$1.00. Under the Argentine government’s medium-term program agreed to with the IMF, the convertibility scheme would maintain the fixed convertibility ratio of one peso per U.S. dollar. In June 2001, the Argentine government passed a new law to reform the Convertibility Law, pegging the Argentine Peso to a basket composed of an equal percentage of U.S. dollars and euros. This reform would have become effective once the euro reached parity with the dollar. For information regarding historical foreign exchange rates in Argentina and the Convertibility Law, see Item 3. “Key Information—Exchange Rates” and Item 5: “Operating and Financial Review and Prospects—Economic and Political Developments in Argentina—Inflation and Exchange Rates.” Under the Convertibility Law, pesos were freely convertible into dollars. The transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Argentine government.

Exchange Control

On December 3, 2001, under the administration of President De la Rúa, the National Government issued Emergency Decree No. 1570/01 that prohibited all transfers of funds to foreign countries, except for those related to export-imports, payments of disbursements or withdrawals made abroad through credit or debit cards issued in Argentina, payments of debts originated in financial transactions or other concepts subject to the prior approval of the Central Bank (Section 2.b. of said decree).

On January 6, 2002, the Argentine government enacted the Public Emergency Law, putting an end to ten years of dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the executive branch of the Argentine government the power to set the system that will determine the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. On January 9, 2002, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Central Bank approval and import and export transactions at an exchange rate of P$1.40 per dollar and a floating rate to be freely determined by the market for all other transactions.

On January 11, 2002, after the Central Bank ended a banking holiday that it had imposed with some interruptions since December 21, 2001, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce dollars caused the dollar to trade well above the P$1.40 per dollar rate used by the government. On February 8, 2002, the executive branch announced the elimination of the dual exchange rate in favor of a single floating rate for all transactions. In addition, since February 3, 2002, the executive branch has imposed several banking holidays, thereby freezing the banking system for days at a time. As of June 23, 2003, the Argentine peso-U.S. dollar exchange rate (ask price) was approximately P$2.79=US$1.00.

On February 8, 2002, the Central Bank issued Communication “A” 3471, which stated that single and free exchange transactions can only be performed with entities authorized by the Central Bank to operate in foreign exchange. Item 4 of such communication stated that the exchange sale transactions in the single and free exchange market shall be performed using peso bills.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. Beginning in January 2003, the restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest were progressively reduced by Comunicación “A” 3843 dated December 26, 2002, as amended by Comunicación “A” 3866 dated January 16, 2003, by Comunicación “A” 3880 dated February 13, 2003, by Comunicación “A” 3895 dated March 13, 2003 and by Comunicación “A” 3908 dated March 27, 2003, and finally eliminated by Comunicación “A” 3944 dated May 6, 2003.

In addition, since January 8, 2003, funds may be transferred abroad without previous authorization of the Central Bank to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

Pursuant to Comunicación “A” 3722, individuals and legal entities must obtain the BCRA’s prior approval for transactions regarding the acquisition of foreign currency for the following purposes: individuals’ foreign portfolio investments, residents’ other foreign investments, legal entities’ foreign investment, and purchases of foreign currency to be kept in custody within Argentina.

Comunicación“A” 3909, as amended by Comunicación“A” 3944 states that such prior authorization will no longer be required by individuals and legal entities with residence in Argentina for the purpose of purchase of foreign currency as long as:

(i) the purchases do not exceed an aggregate amount of US$500,000 per month; or

(ii) the amount in pesos to be paid for the foreign currency does not exceed the equivalent of the amount paid by such individual or legal entity to the Argentine tax administration in the previous calendar month for the prior month with respect to exportation duties plus three times the amount paid as tax on credits and debits of bank accounts.

Payments abroad for services rendered can be freely made if the service is rendered by a non-resident in Argentina. If the nature of the service to be paid does not have a direct relation to the Company’s business activity, a copy of the original agreement under which the obligation must be paid shall be filed with the relevant financial entity, together with a written statement as to its existence signed by an external auditor or a public accountant whose signature must be certified by the Professional Council of Economic Sciences.

There can be no assurance that the Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors or for dividend payments by Telecom to its foreign shareholders.

TAXATION

Argentine Taxes

The following summary of certain Argentine tax matters is based upon the advice of Allende & Brea and M&M Bomchil, Argentine counsel to the Company. It is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report on Form 20-F and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date. Allende & Brea and M&M Bomchil, Argentine counsel to the Company, have each issued an opinion to Telecom as to the material Argentine tax consequences of owning ADSs and Class A, B and C Shares.

Taxation of Dividends

Pursuant to Argentine Law 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of the Company on the Class A, B and C Shares or ADSs are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, under such law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), shall have to withhold a 35% tax from such excess. For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the company during the fiscal year in which the profits that are being distributed were earned and (2) adding the dividends and profits received as distributions from other corporations not subject to tax. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Capital gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or Class A, B and C Shares are not subject to tax.

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), the following persons are subject to an annual tax on certain assets, which is levied at a rate of 0.50% or 0.75% taking into consideration if the value of such assets as of December 31 of each year is equal to or higher than P$200,000, respectively (the “Personal Assets Tax”): (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the ADSs and Class A, B and C Shares will be considered as assets located in Argentina.

Though as a rule the Tax Law does not explicitly apply to legal entities domiciled outside Argentina, pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, the tax corresponding to the shares of stock corporations, such as the ADSs and Class A, B and C Shares, or equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled within the country or in a foreign country, and/or companies and/or any other legal entity located in a foreign country, shall be assessed and paid by the corresponding Argentine company issuer of the shares, such as Telecom.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted of P$102,300 shall not be applicable. The tax so paid shall be considered as a definitive payment.

Pursuant to the above mentioned, it is presumed—without the right to rebut such presumption—that shares of stock corporations, such as the ADSs and the Class A, B and C Shares, and/or equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

The companies in charge of the tax payment, such as Telecom, have the right to obtain the refund of the amounts paid, even by holding and/or foreclosing the property that originated the payment.

The amendment set forth by Law 25,585 applies as of December 31, 2002. Furthermore, Law 25,585 has been regulated by the AFIP through General Resolution 1497/03, published in the Official Gazette on May 5, 2003, which establishes that for the fiscal year 2002, the companies in charge of the payment of this tax with a net worth of P$300,000 or more (such as Telecom) shall determine and pay the tax up to May 23, 2003.

Therefore, ADSs and Class A, B and C Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentine will be subject to this tax which, as mentioned above, shall be paid by Telecom on behalf of such holders of ADSs and Class A, B and C Shares. As of the date of this annual report no effective procedure has been developed which would allow the Company to collect from its shareholders the amount of this tax paid by the Company on their behalf. No assurances can be made that Telecom will be successful in the collection of the refunds from the holders of ADSs and Class A, B and C Shares. It is possible that said payments of the tax on behalf of such holders will result in losses for Telecom and, in practical terms, constitute an additional expense for Telecom.

Value Added Tax

The sale or disposition of ADSs or Class A, B and C Shares is not subject to value added tax.

Other Taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Class A, B and C Shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Class A, B and C Shares.

Deposit and Withdrawal of Class B Shares in Exchange for ADSs

No Argentine tax is imposed on the deposit or withdrawal of Class A, B and C Shares in exchange for ADSs.

Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no income tax treaty or convention in effect between Argentina and the United States.

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to persons that hold ADSs or Class B Shares as capital assets for tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ADSs or Class B Shares as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons holding shares or ADSs that own or are deemed to own more than 10% of any class of Telecom stock.

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. Prospective purchasers of the ADSs or Class B Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or Class B Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the underlying Class B Shares.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Argentine taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will be included in the income of a U.S. Holder as ordinary dividend income. Under recently enacted legislation, dividends received by noncorporate U.S. Holders on ADSs or Class B Shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Such dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. To the extent that a distribution exceeds Telecom’s current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or Class B Shares, and thereafter as capital gain. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale and Other Dispositions of ADSs or Class B Shares

Gain or loss realized by a U.S. Holder on (i) the sale or exchange of ADSs or Class B Shares or (ii) the Depositary’s sale or exchange of Class B Shares received as distributions on the ADSs will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to the information reporting requirements of the Code. Such dividends and sales proceeds may also be subject to backup withholding unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number on a properly completed Form W-9 or a substitute form and certifies that no loss of exemption from backup withholding has occurred and that such holder is a U.S. person. Any amount withheld under these rules will be creditable against the U.S. Holder’s federal income tax liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to certain penalties.

DOCUMENTS ON DISPLAY

Telecom files annual and special reports and other information with the SEC. You may read and copy any document that Telecom files at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Telecom’s filings at the regional offices of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois, 60604 and 233 Broadway, New York, New York 10279.

You may request a copy of these filings by writing or telephoning the offices of Telecom, Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Telecom’s telephone number is 011-54-11-4968-4000.

Telecom maintains a website at www.telecom.com.ar. The contents of the website are not part of this annual report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates, in the normal course of its business. In order to hedge the risks associated with changes in foreign exchange rates and interest rates, Telecom has used derivative financial instruments in the past and may use such instruments in the future. Telecom does not hold or issue derivative financial instruments for trading purposes.

In 2002, as a result of the macroeconomic and political conditions in Argentina (including the elimination of dollar-peso parity) which diminished the utility of Telecom’s hedging transactions and its ability to comply with its obligations, Telecom terminated its outstanding currency and interest rate swap arrangements. Telecom’s termination of its swap arrangements, which were unwound at fair value and generated losses of approximately P$279 million before income tax, caused its debt obligations to increase by approximately US$75 million.

At December 31, 2002 Telecom was not party to any derivative financial instruments.

Telecom’s exposure to market risk for changes in interest rates relates primarily to its debt obligations. Telecom has long-term debt with both fixed and variable rates. See the table below for additional information regarding these debt obligations.

Telecom has in the past entered into foreign currency swap contracts in order to hedge the risk of fluctuations in foreign currency exchange rates associated with certain loans and long-term debt that are denominated in foreign currencies other than U.S. dollars. Where used, the foreign exchange contracts related to such loans and long-term debt had the same maturity as the underlying debt.

The table below provides information in Argentine pesos in respect of the Company’s debt obligations, by currency, existing at December 31, 2002, which amounts have been translated into pesos at the rate used herein as of such date. With respect to such debt obligations, the table presents principal cash flows and related weighted average interest rates at maturity dates of principal amounts set forth in the instruments governing such obligations as of December 31, 2002.

The information presented in the table reflects the terms of the debt obligations as set forth in the instruments governing such obligations. However, as a result of the suspension of principal and interest payments on its outstanding financial indebtedness, the holders of such obligations have the right to accelerate the maturity of such indebtedness to them and to demand payment of the full amounts payable under their respective debt instruments. Accordingly, all of such instruments set forth under the “Total” column were considered due and payable in the Company’s financial statements as of December 31, 2002 (except for the debt with the TITAN Financial Trust refinanced as indicated in Note 8 to the financial statements). See Item 5: “Operating and Financial Review and Prospects—Ongoing Debt Restructuring.”

Due December 31,
	2002	2003	2004	2005	2006	2007	+2008	(3)(4) Total
US Dollars	2,103	1,959	475	265	127	94	171	5,194
Fixed rate	655	69	71	67	41	41	113	1,057
Average interest rate(2)	10.34%	6.81%	5.55%	5.47%	5.13%	5.11%	3.41%
Variable rate	1,449	1,890	404	197	85	53	58	4,137
Average interest spread of LIBOR	2.56%	2.16%	3.02%	2.53%	1.87%	1.76%	1.42%

Euros(1)	896	896	1.392	11	11	743	802	4,751
Fixed rate	896	896	1.392	11	11	743	71	4,020
Average interest rate(2)	7.18%	7.55%	8.87%	1.75%	1.75%	8.77%	1.75%
Variable rate	—	—	—	—	—	—	731	731
Average interest spread of Euribor(2)							1.50%

Japanese Yen	146	117	39	39	39	39	97	516
Fixed rate	39	39	39	39	39	39	97	331
Average interest rate(2)	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%

Due December 31,
	2002	2003	2004	2005	2006	2007	+2008	(3)(4) Total
Variable rate	107	78	—	—	—	—		185
Average interest spread of Japanese LIBOR(2)	1.85%	2.25%

Argentine Pesos
Fixed rate	188	—	—	—	—	—	—	188
Average Interest rate(2)	8.00%

(1)	Includes debt originally denominated in Italian Lire.
(2)	Average interest rate is computed based on the weighted average.
(3)	Debt included in this column in amounts of approximately P$30 million, US$116 million and €142 million has been cancelled through the purchase and cancellation of debt by the Company on or about June 9, 2003.
(4)	May not sum due to rounding.

Interest Rate Exposure. As of December 31, 2002, 53% of Telecom’s consolidated debt obligations were issued at a fixed interest rate. The remainder of the outstanding debt exposure is set at variable interest rates, principally related to changes in LIBOR. Debt obligations with variable interest rates are mainly based on LIBOR plus specified margins.

Telecom estimates based on the current composition of its balance sheet (after considering the reduction of principal amounts due to the purchase and cancellation of debt referred to in Item 5 “Operating and Financial Review and Prospects—Ongoing Debt Restructuring”) that every variation in the interest rates of 100 basis points, plus or minus, to Telecom’s current floating rate consolidated debt would result in a variation of approximately P$40 million of interest expenses per year, assuming no change in the principal amount of such indebtedness. The analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which the Company’s actual debt is exposed.

Exchange Rate Exposure. Since the Convertibility Law pegged the peso at a value of P$1.00 per US$1.00, exchange rate risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002,the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. See Item 10: “Additional Information—Exchange Controls”. While the Convertibility Law was in effect, Telecom used derivative financial instruments to partially hedge the Company’s exposure to foreign exchange rate fluctuations related to its indebtedness not denominated in U.S.dollars. During 2002, given the impact of devaluation of the peso and the Company’s inability to comply with its debt obligations, Telecom terminated all of its outstanding currency and interest rate swap arrangements.

Telecom’s results of operations are very susceptible to changes in the peso/dollar and peso/euro exchange rates because the primary assets and revenues of the Company are denominated in pesos while substantially all of the Company’s liabilities are denominated in dollars or euros. As of December 31, 2002, a substantial majority of Telecom’s consolidated debt obligations (approximately 99%) were issued in currencies other than the Argentine peso. Approximately 49% of the obligations at December 31, 2002 were issued in US dollars, approximately 45% were issued in euros (or predecessor currencies) and approximately 5% were issued in Japanese yen.

Telecom estimates based on the current composition of its balance sheet that every variation in the exchange rate of P$0.10, plus or minus, against all currencies other than the Argentine peso, would result in a variation of approximately P$273 million of Telecom’s consolidated financial debt (after considering the reduction of principal amounts due to the purchase and cancellation of debt referred to in Item 5 “Operating and Financial Review and Prospects—Ongoing Debt Restructuring”). The analysis is based on the assumption that such variation of the Argentine peso occurred at the same time against all other currencies.

As of December 31, 2002, the Company also has certain investments in bonds issued by the Argentine government and Argentine provinces. The book value of these investments as of that date is P$233 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine government concerning adjustment of regulated rates, on April 2, 2002, Telecom announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom announced the suspension of interest payments on their outstanding financial indebtedness. In accordance with these announcements, Telecom and its Argentine subsidiaries have failed to make an aggregate of approximately US$1.4 billion of scheduled principal and interest payments as of June 20, 2003.

As a result of the developments referred to above, Telecom has defaulted in respect of its outstanding financial indebtedness. The aggregate principal amount of Telecom and its subsidiaries’ outstanding debt as of June 20, 2003 was approximately US$3 billion. Telecom’s and its subsidiaries’ indebtedness generally consists of loan agreements and publicly traded debt securities denominated in various currencies.

Telecom and its subsidiaries have received notices of default or of events of default from certain creditors, as well as notices of the acceleration of portions of their financial indebtedness.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days of the filing date of this annual report, have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls

There were no significant changes in the Company’s internal controls or, to the knowledge of the Chief Executive Officer or Chief Financial Officer, in other factors that could significantly affect the Company’s internal controls subsequent to the Evaluation Date.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-110.

The following financial statements are filed as part of this Form 20-F:

Page
Telecom Argentina STET-France Telecom S.A.:
Reports of Independent Auditors	F-1
Consolidated Balance Sheets as of December 31, 2002 and December 31, 2001	F-5
Consolidated Statements of Income for the fiscal years ended December 31, 2002 and 2001 and for the twelve-month period ended December 31, 2000	F-6
Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended December 31, 2002 and 2001 and the twelve-month period ended December 31, 2000	F-7
Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2002 and 2001 and the twelve-month period ended December 31, 2000	F-8
Notes to Consolidated Financial Statements	F-9
Exhibits A to J	F-96

ITEM 19.	EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom, as amended, which include its corporate charter.

1.2	Estatutos (bylaws) of Telecom, as amended, which include its corporate charter (English translation).

2.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 33-86048)).

2.2	Indenture between Telecom and Morgan Guaranty Trust Company of New York, as trustee, dated September 1, 1994, together with First through Fifth Supplemental Indentures thereto (incorporated by reference to Exhibit 4.2 to Telecom’s registration statement on Form F-3 (No. 333-11822)).

2.3	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated November 15, 1995, as amended (incorporated by reference to Exhibit 4.1 to Telecom’s registration statement on Form F-1 (No. 33-98258) filed on October 17, 1995).

2.4	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated as of March 8, 2000 (incorporated by reference to Exhibit 4.4 to Telecom’s registration statement on Form F-3 (No. 333-11822)).

2.5	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated as of April 25, 1997, together with Supplemental Indentures thereto (incorporated by reference to Exhibit 2.5 to Telecom’s Annual Report on Form 20-F for 2001).

2.6	First Supplemental Indenture dated October 3, 2001 to the Indenture dated as of March 8, 2000 between Telecom and First Trust of New York, National Association, as trustee (incorporated by reference to Exhibit 2.6 to Telecom’s Annual Report on Form 20-F for 2001).

2.7	Sixth Supplemental Indenture dated as of May 3, 2002 to the Indenture dated as of September 1, 1994 between Telecom and First Trust of New York National Association, as trustee (incorporated by reference to Exhibit 2.7 to Telecom’s Annual Report on Form 20-F for 2001).

4.1	Management Contract among Telecom Argentina STET-France Telecom S.A., Telecom Italia S.p.A. and France Cables et Radio S.A. dated August 9, 1999 (together with free translation in English) (incorporated by reference to Exhibit 10.1 to Telecom’s Annual Report on Form 20-F for 1999).

4.2	Amended and Restated Shareholders’ Agreement between STET Societá Finanziaria Telefonica p.a., and France Cables et Radio S.A.(incorporated by reference to Exhibit 10.9 to Telecom’s registration statement on Form F-1 (No. 33-98258)).

4.3	Amendment to the Amended and Restated Shareholders’ Agreement dated August 12, 1999 (incorporated by reference to Exhibit 4.3 to Telecom’s Annual Report on Form 20-F/A for 2000).

4.4	Temporary Amendment to the Management Contract among Telecom Argentina STET-France Telecom S.A., Telecom Italia S.p.A. and France Cables et Radio S.A. dated August 9, 1999 (together with free translation in English) (incorporated by reference to Exhibit 4.4 to Telecom’s Annual Report on Form 20-F for 2001).

4.5	Amendment to the Management Contract among Telecom Argentina STET-France Telecom S.A., Telecom Italia S.p.A. and France Cables et Radio S.A. dated August 9, 1999 (together with free translation in English).

8.1	List of Subsidiaries.

12.1	Certification of the CEO and CFO of Telecom Argentina STET-France Telecom S.A. pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

12.2	Code of Business Conduct and Ethics of Telecom.

12.3	Code of Business Conduct and Ethics of Telecom (English translation).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

By:	/s/ Carlos Felices
Name: Carlos Felices Title: Chief Executive Officer

Dated:  June 30, 2003

CERTIFICATION

I, Carlos Felices, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Argentina STET-France Telecom S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ Carlos Felices
Carlos Felices
Chief Executive Officer

CERTIFICATION

I, Valerio Cavallo, certify that:

1.	I have reviewed this annual report on Form 20-F of Telecom Argentina STET-France Telecom S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ Valerio Cavallo
Valerio Cavallo
Chief Financial Officer

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2002, 2001 AND 2000

INDEX

Auditors’ reports

Consolidated Financial Statements
Consolidated balance sheets
Consolidated statements of operations
Consolidated statements of changes in shareholders’ equity
Consolidated statements of cash flows
Notes to the Consolidated Financial Statements
Exhibits A to J

$ : Argentine peso

US$	: U.S. dollar
$3.37	= US$1

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Telecom Argentina STET-France Telecom S.A. (“Telecom” or the “Company”) as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Telecom Personal S.A. (“Telecom Personal”), a majority-owned subsidiary of the Company, which statements reflect total assets of Ps. 2,951 million and Ps. 3,288 million at December 31, 2002 and 2001, respectively, and total revenues of Ps. 1,028 million and Ps. 1,741 millions for the years then ended, respectively. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph regarding the existence of substantial doubt about Telecom Personal’s ability to continue as a going concern. Our opinion, insofar as it relates to data included for Telecom Personal, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with generally accepted accounting principles applicable to consolidated financial statements in the City of Buenos Aires, Argentina.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 3, 13 and 14, the Company’s revenues are denominated and collected in Argentine pesos while the majority of the Company’s short and long-term debt obligations are denominated in US dollars and other foreign currencies. The devaluation of the Argentine peso, which occurred in 2002, had a significant effect on the equivalent value of this debt in pesos. The Company was also negatively impacted by the overall economic situation in Argentina as described in Note 3. In addition, as discussed in Note 14, during 2002 Telecom’s Board of Directors suspended payments of the principal and interest of the Company’s and its Argentine majority-owned subsidiaries’ financial debt. This suspension of payments resulted in an event of default in 2002 that results in the creditors’ ability to accelerate payment of the debt. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 14. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholder’s equity as of December 31, 2002 and 2001 and the consolidated results of operations for the years then ended, to the extent summarized in Note 20 of the Notes to the consolidated financial statements.

As discussed in Note 4.1 of the Notes to the consolidated financial statements, Telecom adopted new accounting standards in 2002 related to accounting principles generally accepted in Argentina.

Pistrelli, Henry Martin y Asociados S.R.L.

Member of Ernst & Young Global

Aldo Carugati (Partner)

Buenos Aires, Argentina

March 10, 2003 (except for

Note 22 b), as to which the date is June 9, 2003).

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Telecom Personal S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity, present fairly, in all material respects, the financial position of Telecom Personal S.A. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered net losses in the year ended December 31, 2002 of Argentine $ 905 million and has an accumulated deficit and negative working capital as of December 31, 2002 of Argentine $ 1.001 million and Argentine $ 1.756 million, respectively. In addition, as more fully described in Note 13 to the financial statements, as a result of the current macroeconomic situation in Argentina, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina Stet-France Telecom S.A., the Company’s parent company, decided to suspend the payment of principal and related interest, respectively, on its financial debt and that of its subsidiaries in Argentina, which includes that of the Company. Through the date of this report, the Company has not paid principal and related interest aggregating US$ 271 million, Argentine $ 201 million and JPY 3.837 million. All of these matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net loss for the year ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 to the extent summarized in Note 7 to the accompanying consolidated financial statements.

As discussed in Note 4.1 to the financial statements, Telecom Personal S.A. adopted new accounting standards in 2002 related to accounting principles generally accepted in Argentina.

Buenos Aires, Argentina

March 7, 2003

PRICE WATERHOUSE & CO. by Juan C. Grassi (Partner)

$ US$ JPY	= Argentine pesos = US dollars = yens

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Telecom Argentina STET-France Telecom S.A.

In our opinion, the accompanying consolidated statements of income, of cash flows and of changes in shareholders’ equity, present fairly, in all material respects, the results of operations and cash flows of Telecom Argentina STET-France Telecom S.A. and its subsidiaries for the twelve month period ended December 31, 2000, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the twelve month period ended December 31, 2000 and the determination of consolidated shareholders’ equity at December 31, 2000, to the extent summarized in Note 20 to the consolidated financial statements.

Buenos Aires, Argentina

March 28, 2001

PRICE WATERHOUSE & CO. by Juan C. Grassi (Partner)

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED BALANCE SHEETS (see Note 4.1.c)

	At December 31,
	2002	2001
	In million of Argentine constant pesos (see Note 4.1.d)
ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)	89	128
Investments (Note 5.b)	1,316	330
Trade accounts receivable (Note 5.c)	596	1,479
Other receivables (Note 5.d)	76	633
Inventories (Note 5.e)	12	48
Other assets (Note 5.f)	3	13

Total current assets	2,092	2,631

NON-CURRENT ASSETS
Trade accounts receivable (Note 5.g)	1	8
Other receivables (Note 5.h)	138	117
Investments (Exhibit C)	59	118
Fixed assets (Exhibit A)	9,618	10,535
Intangible assets (Exhibit B)	937	1,033
Goodwill (Note 5.i)	2	10

Total non-current assets	10,755	11,821

TOTAL ASSETS	12,847	14,452

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5.j)	391	1,071
Debt (Note 8)	11,053	2,533
Compensation and social benefits payable (Note 5.k)	61	133
Taxes payable (Note 5.l)	117	186
Other liabilities (Note 5.m)	25	45
Reserves (Exhibit E)	9	14

Total current liabilities	11,656	3,982

NON-CURRENT LIABILITIES
Accounts payable (Note 5.n)	—	24
Debt (Note 8)	144	4,559
Compensation and social benefits payable (Note 5.o)	29	83
Taxes payable (Note 10)	—	454
Other liabilities (Note 5.p)	29	28
Reserves (Exhibit E)	141	131

Total non-current liabilities	343	5,279

TOTAL LIABILITIES	11,999	9,261
Minority interest	1	26
Temporary differences from translation	36	—
SHAREHOLDERS’ EQUITY (according to Statement of changes)	811	5,165

TOTAL LIABILITIES, MINORITY INTEREST, TEMPORARY DIFFERENCES FROM TRANSLATION AND SHAREHOLDERS’ EQUITY	12,847	14,452

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R.Vázquez
Chief Financial Officer	Chief Executive Officer	President

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS (see Note 4.1.c and 4.1.e)

	Years /twelve month period ended December 31,
	2002	2001	2000
	In million of Argentine constant pesos, except per share amounts (see Note 4.1.d)
Net sales (Notes 5.q and 18)	3,983	7,004	7,349
Cost of services provided (Exhibit F)	(2,872)	(3,598)	(3,655)

Gross profit	1,111	3,406	3,694
Administrative expenses (Exhibit H)	(279)	(537)	(556)
Sales expenses (Exhibit H)	(1,034)	(1,970)	(1,940)

Operating profit (loss)	(202)	899	1,198
Equity losses from related companies (Note 5.r)	(23)	(6)	(2)
Depreciation of goodwill (Note 5.s)	(10)	(18)	(15)
Financial and holding results (Note 5.t and 18)	(5,263)	(503)	(479)
Other expenses, net (Note 5.u)	(175)	(129)	(105)
Unusual losses (Note 5.v)	—	(33)	—

Net income (loss) before income tax and minority interest	(5,673)	210	597
Income tax (Note 10)	1,294	(111)	(240)
Minority interest	25	—	2

Net income (loss)	(4,354)	99	359

Net income (loss) per share (Note 4.1.j)	(4.42)	0.10	0.36

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R.Vázquez
Chief Financial Officer	Chief Executive Officer	President

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Note 4.1.c and 4.1.e)

(In million of Argentine constant pesos, except per share amounts—see Note 4.1.d)

	Shareholders’ contributions			Earnings
Concept	Capital stock	Adjustment to capital stock	Total	Legal reserve	Reserve for future dividends	Unappropriated retained earnings	Total	Total Shareholder’s equity
Balance at January 1, 2000	984	3,014	3,998	266	292	907	1,465	5,463
Adjustment to the results of previous years (see Note 4.1.c)	—	—	—	—	—	—	—	—

Adjusted balance at January 1, 2000	984	3,014	3,998	266	292	907	1,465	5,463
Board of Directors’ Resolution of February 9, 2000:
—Cash dividends (0.30 per share)	—	—	—	—	(292)	—	(292)	(292)
As approved by the Shareholders’ Ordinary Meeting held on December 19, 2000:
—Reserve for future dividends	—	—	—	—	388	(388)	—	—
—Legal reserve	—	—	—	31	—	(31)	—	—
Net income (see Note 4.1.c)	—	—	—	—	—	359	359	359

Balance at December 31, 2000	984	3,014	3,998	297	388	847	1,532	5,530
Board of Directors’ Resolution of January 17, 2001:
—Cash dividends (0.39 per share)	—	—	—	—	(388)	—	(388)	(388)
As approved by the Shareholders’ Ordinary Meeting held on April 24, 2001:
—Legal reserve	—	—	—	(26)	—	26	—	—
—Cash dividends (0.08 per share)	—	—	—	—	—	(76)	(76)	(76)
Net income (see Note 4.1.c)	—	—	—	—	—	99	99	99

Balance at December 31, 2001	984	3,014	3,998	271	—	896	1,167	5,165
As approved by the Shareholders’ Ordinary Meeting held on April 24, 2002:
—Legal reserve	—	—	—	4	—	(4)	—	—
Net loss (see Note 4.1.c)	—	—	—	—	—	(4,354)	(4,354)	(4,354)

Balance at December 31, 2002	984	3,014	3,998	275	—	(3,462)	(3,187)	811

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo	Carlos Felices	Amadeo R.Vázquez
Chief Financial Officer	Chief Executive Officer	President

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (see Note 4.1.c and 4.1.e)

	Years/twelve month period ended December 31,
	2002	2001	2000
	In million of Argentine constant pesos (see Note 4.1.d)
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss)	(4,354)	99	359
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Bad debts expense and allowances for other receivable	195	563	334
Depreciation of fixed assets	1,965	1,677	1,584
Amortization of intangible assets	110	133	116
Equity losses from related companies	23	6	2
Depreciation of goodwill	10	18	15
Temporary differences from translation on cash and banks	4	—	—
Materials usage	47	65	81
Fixed and intangible assets disposals	54	7	24
Reserves	100	39	46
Interest and other financial expenses	4,534	560	508
Termination benefits	3	(13)	(17)
Minority interest	(25)	—	(2)
Income tax	(1,294)	(122)	(37)
Net decrease (increase) in assets	978	(214)	(441)
Net decrease in liabilities	(695)	(403)	(38)

Total cash flows provided by operating activities	1,655	2,415	2,534

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Acquisition of investments and related intangible assets	—	—	(15)
Fixed asset acquisitions	(387)	(1,148)	(1,501)
Intangible asset acquisitions	(24)	(253)	(298)
Other investments not considered as cash or cash equivalents	101	(7)	436

Total cash flows used for investing activities	(310)	(1,408)	(1,378)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Debt proceeds	18	1,582	2,519
Repayment of debt	(42)	(1,431)	(2,411)
Payment of interest and related expenses	(443)	(957)	(710)
Dividends paid	—	(464)	(292)

Total cash flows used for financing activities	(467)	(1,270)	(894)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	878	(263)	262
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR/PERIOD	426	689	427

CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END	1,304	426	689

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Notes 6 and 18 provides additional information regarding the Consolidated statements of cash flows.

Valerio Cavallo	Carlos Felices	Amadeo R. Vázquez
Chief Financial Officer	Chief Executive Officer	President

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS(*)

For the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Note 4.1.e)

(Amounts in million of Argentine constant pesos, except per share amounts or as otherwise indicated—see Note 4.1.d)

INDEX

Note	Concept
Glossary of terms

1	Telecom Group operations

2	Regulatory framework

3	Devaluation of the peso and the conversion into pesos of the tariffs of public services: its impact on the economic and financial situation of Telecom Group

4	Bases of presentation and summary of significant accounting policies

5	Details of principal consolidated financial statements captions

6	Supplementary consolidated cash flow information

7	Transactions and balances with related companies and parties and controlling company as defined under Law No. 19550 Section 33

8	Debt

9	Capital stock

10	Income tax: adoption of the deferral method

11	Capital leases

12	Commitments and contingencies

13	Renegotiation of contracts with the public administration

14	Suspension of payments of financial debt of the Telecom Group

15	Causes of mandatory reduction of capital stock

16	Consolidated information by business segment

17	Consolidated quarterly information (unaudited)

18	Relevant additional information

19	Unconsolidated information

20	Differences between Argentine and U.S.GAAP

21	Restrictions on unappropriated retained earnings

22	Events subsequent to December 31, 2002

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

(*)	Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company’s financial statements.

The Company/Telecom Argentina/Telecom	Telecom Argentina Stet-France Telecom S.A.

Telecom Group/Group	Economic group formed by the Company and its controlled companies.

ENTel	Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.

SC	The Argentine Secretary of Communications.

SBT	Basic Telephone Services.

CNV	The National Securities Commission.

Personal/Núcleo/Cable Insignia/Micro Sistemas/Telecom Internet/Publicom/Latin American Nautilus/ Multibrand/Nahuelsat/Internacional/Telintar/Soluciones	Correspond to the corporations controlled by Telecom or that were controlled or jointly controlled by Telecom as defined under the Argentine Corporation Law or that are related parties.

Telecom Argentina USA/Agroconnection	Corresponds to Telecom Argentina USA Inc. and to Agroconnection Inc., a controlled and related companies of Telecom, respectively, as defined under the Argentine Corporation Law.

CNC	The Argentine National Communications Commission.

The Pliego	List of Conditions approved by Decree No. 62/90, related to the privatization of ENTel.

STM	Mobile Telephone Service.

SRMC	Mobile Cellular Radiocommunication Service.

AMBA	Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.

PCS	Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Nortel	Nortel Inversora S.A. The controlling company of Telecom.

Telecom Italia/FCR/Operators	Telecom Italia S.p.A. and France Cables et Radio S.A. (a controlled company by France Telecom S.A.), jointly referred to as the Operators.

Telefónica	Telefónica de Argentina S.A.

SU	Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.

IPC	Consumer Price Index.

Price Cap	The application of annual reductions to the general level of the Company’s rates.

BCRA	The Central Bank of the Argentine Republic.

SEC	Securities and Exchange Commission of the USA.

CPCECABA	Professional Board of Economic Sciences of Ciudad Autónoma de Buenos Aires.

Constant pesos	Currency unit of the financial statements, that is, constant Argentine pesos as of period-end, according to FACPCE RT 6.

RT/FACPCE/Argentine GAAP	Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences that is generally accepted accounting principles of Argentina.

VPP	Equity method.

IAS/IASC	International Accounting Standards issued by the International Accounting Standard Committee.

DGI	The Argentine Tax Authority.

U.S.GAAP	Generally Accepted Accounting Principles in USA.

BCBA/NYSE	Buenos Aires and New York Stock Exchanges, respectively.

PPP	Share Ownership Program.

EBITDA (Non-GAAP measures)	Earnings before Interest, Taxes, Depreciation and

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

OCI	Amortization. Other Comprehensive Income

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTE 1—TELECOM GROUP OPERATIONS

Telecom Argentina was formed as a result of the privatization of ENTel, which had provided public telecommunication services in Argentina.

The Company obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunication services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

The Company filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging the Company’s filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and the Company remained qualified to provide SBT nationally.

Likewise, the Company merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and internet. In order to adapt to the new market demands, the Company expanded its corporate purpose. This expansion was approved by the SC and the CNV.

The Company achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at December 31, 2002 are as follows:

Activity	Subsidiary	Ownership by Telecom in capital stock and votes		Control is through the following	Date of incorporation
Cellular telephone service	Personal Núcleo Cable Insignia(a)	99.99 67.50 75.00	% % %	Personal Personal	07.06.94 02.03.98 03.18.98
Data transmission	Micro Sistemas(a)	99.99%			12.01.97
International telephone service	Telecom Argentina USA	100.00%			09.12.00
Directories edition	Publicom	99.99%			06.11.92

(a)	Companies not operative at December 31, 2002.

NOTE 2—REGULATORY FRAMEWORK

a)	Regulatory bodies and practices

The Company and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Economy. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Economy in rate matters affecting the Company and the development of telecommunication regulations.

Some of the more pertinent regulations are:

-	The Privatization Regulations, which regulate the process of privatization, including the Pliego,

-	The Transfer Agreement,

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

-	Telecommunication licenses granted to the Company and to subsidiaries that provide telecommunication services,

-	Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

b)	Licenses held at December 31, 2002

•	Company licenses

The Company holds licenses to provide the following services in Argentina for an indefinite period:

•	Fixed local telephone service,

•	Public telephone service,

•	Long distance, both national and international,

•	Point to point connections, both national and international,

•	Telex, both national and international,

•	Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater.

•	Internet access.

•	Licenses of subsidiaries

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Núcleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c)	Causes of revocation of licenses

•	SBT license

Some of the causes that could revoke the Company’s license are:

(i)	the interruption of all or a substantial part of licensed service;

(ii)	a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;

(iii)	any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.

(iv)	reduction of Nortel (see Note 7) ownership of the Company’s capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by Nortel shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.

(v)	the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If the Company’s license is revoked, Nortel must transfer its shares in the Company to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew the Company’s license under conditions to be determined.

•	STM license

According to the STM Pliego, the following causes could revoke Personal’s license:

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

(i)	repeated interruptions of the services described in the STM Pliego;

(ii)	a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;

(iii)	taxes constituted over the license;

(iv)	creditors meeting or bankruptcy of Personal;

(v)	the liquidation or dissolution of Personal, without previous authorization of the CNC.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

d)	Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

•	General licensing regulation

Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

•	National interconnection regulation

Establishes a decrease in interconnection index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (the Company in the northern zone and Telefónica in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

•	SU Regulation

Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a “play or pay” mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

The SC repeated during this period the procedure of consulting over the Administration of the SU Fund and over the regulation of the contribution to the Fund. The Company replied once more that, beyond the specific intention of the procedure of consulting, it is highly necessary to compensate the social benefits programs that are currently being rendered, retroactively from the end of the exclusivity period.

Later, the SC determined a work group which main purpose is the analysis of the “Hybrid Cost Proxy Model”, in order to specify the SU costs. This group should expose its conclusions by the end of 1Q’03.

e)	Regulation for the call by call selection of the providers for long distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued Resolution No. 613/01 which approved the rules for the call by call selection (“SPM”) of the providers for long distance services.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

The call by call selection is a system that, applied to long distance services, allows users to dial in each call the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider’s identification, in order to select the long distance provider which he prefers.

Subsequently, and considering the claims submitted against Resolution No. 613/01 by several carriers, the Ministry of Economy issued Resolution No. 75/03, introducing several changes to the Regulations. The main changes were as follows: long distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

As regards implementation terms, Resolution No. 75/03 sets forth that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 running days since February 6, 2003.

f)	CPP for international calls

In September 2002 the SC determined that overseas calls terminated in cellular telephones would pay for Calling Party Pays (“CPP”) charges. In order to identify such calls, customers dialing from outside must add a prefix to the cellular number.

g)	Rate structure

On November 28, 1991, the Company and Telefónica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1)	Rates, measured in basic units or “pulsos”, are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.

2)	Invoicing to customers will be in local currency, at exchange rates existing at the close of the billing period.

Law No. 25561, of “Public Emergency law and reform of the exchange rate”, effective January 6, 2002, in Section 8 nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company’s tariffs were set in pesos at a US$1 to $1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 13.

•	Rate rebalancing

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period, which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 million. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

•	Price Cap

On December 15, 1999, the “Rate Reduction Agreement between the Argentine government and Telecommunications Companies” was signed, establishing as of March 1, 2000, the following:

•	the reduction of monthly basic charges to commercial and government clients by 19.5%;

•	the application of discount plans for local measured service and for Internet service for residential domestic customers;

•	the computation of non collected income from the 110 service as payment in advance of future Price Caps.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

The Price Cap is an annually rate regulation system that includes increasing elements (such as the rate increments twice a year—April and October—) and reducing elements (such as the annually adjustments on the efficiency factor—November—).

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

On April 6, 2000, the Argentine government, Telefónica and the Company signed an agreement which established, for the application of the 2000 cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period November 2000/October 2001. The 6% reduction should be applied through the following:

1.	the application of discounts for monthly basic charges to commercial and government clients and discount plans for local measured service and for Internet service to residential domestic customers, in force since March 2000;

2.	the non application of the 110 service approved rate since January 2000 up to November 8, 2001;

3.	the non application of the restatement of the pulse rate considering the variation of the IPC of the United States of America as it should be applied in April and October 2000.

The economic impact generated by 1. and 2. since January 2000 through November 2000 was discounted (considering a 12% annual rate) in three installments that would be each added to the 2000, 2001 and 2002 caps, respectively.

If in November 2000 the 6% reduction would not be reached, the regulatory body would determine in which items of the Rate structure should be applied the discounts in order to reach the agreed reduction.

The regulatory body has requested the Company all the information needed to audit the 2000 cap but the final opinion is still pending.

In April 2001, the Argentine government, Telefónica and the Company signed an agreement which established, for the application of the 2001 cap, a 5.6% efficiency factor for the period November 2001/October 2002, with the following additional discounts:

1.	the non application of the 2001 pulse rate adjustments related to the variation of the IPC of the United States of America;

2.	the second installment of the 2000 cap agreement mentioned above.

The surplus should be applied as from November 8, 2001 but it is still pending because it was affected by a preliminary injunction stating not to carry out any tariff adjustments. The Company appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be null. Finally, Law No. 25561 of Public Emergency prohibited the tariff adjustments explicitly.

NOTE 3— DEVALUATION OF THE PESO AND THE CONVERSION INTO PESOS OF THE TARIFFS OF PUBLIC SERVICES: ITS IMPACT ON THE ECONOMIC AND FINANCIAL SITUATION OF TELECOM GROUP

By the end of December 2001, the seriousness of the social and economical argentine crisis produced a change in the government and, on January 1, 2002, the National Congress appointed to Dr. Eduardo Duhalde as the president in order to complete the period which was left incomplete by Dr. Fernando de la Rúa.

With the purpose of overcoming the crisis, on January 6, 2002, the National Congress issued Law No. 25561 of “Public Emergency and Foreign Exchange System Reform Act” which produced a profound change in the economic model and a modification of the Convertibility Law applicable until that moment. Later on, Decrees Nos. 214/02, 905/02 and 992/02 of “Rearrangement of the financial system” and Decree No.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

260/02 of “Foreign Exchange System Reform Act” were issued, which substantially modified some of the measures adopted by Law No. 25561.

The following are some of the measures adopted by the National Government, which are applicable at March 10, 2003:

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

1.	Transactions due in foreign currency

On January 6, 2002 a new exchange regime was enforced by the creation of an official and a free exchange market. The existence of both exchange markets was provisory, as the government subsequently decided for the free and single exchange market. In general terms, in the official market all assets for export and import transactions and certain financial activities should be carried out, subject to a previous restructuring that postpones their original maturity dates. The rest of the transactions related to the payment and transfer of foreign currency abroad should be carried out in the free market. The initial exchange rate in the official market was $1.40 to US$1.

The deposits in US dollars and other foreign currencies in financial entities were converted into pesos at an exchange rate of $1.40 to US$1 or its equivalent in other foreign currencies. The debts in US dollars or other foreign currency within the Argentine financial system in existence at January 6, 2002 were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These deposits and debts were adjusted as from February 3, 2002 by a Stabilization Reference Coefficient (“CER”) and interest rate with a cap stated by the BCRA.

The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in Argentina, non related to the financial system, of any origin or nature, were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These balances were adjusted as from February 3, 2002 by the CER. If as a consequence of this provision, the resulting value of the assets or the services is superior or inferior at the payment time, any of the parties may request an equitable readjustment of the price. If an agreement is not reached, the courts shall issue a decision over the case. In order to keep a fair adjustment of the price, it must be considered the market value of goods or services with imported components.

The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in foreign countries must be paid at the free market exchange rate.

Since February 3, 2002, many payable obligations denominated in US dollars or other foreign currency were converted into pesos at an exchange rate of $1 to US$1, including futures contracts and options in foreign currency, agreed under the Argentine law applicable before January 5, 2002, in which one of the parties was a financial entity.

On March 5, 2003, the Argentine Supreme Court of Justice rendered judgement in the case “Provincia de San Luis vs. Banco de la Nación Argentina on summary proceedings to protect a constitutional rights” providing for the unconstitutionality of sections 2 and 12 of Decree No. 214/02 and, therefore, leaving without effect -for this case- U.S. dollars deposits pesification. It should be noted that this decision does not affect in any manner whatsoever the pesification of those debts in U.S. dollars not related to the financial system and, at March 10, 2003, the potential consequences to the financial entities’ debtors are impossible to foretell.

2.	Contracts with the public administration

US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1. Additional information is given in Note 13.

3.	Deferred deduction of the exchange rate difference in income tax

Net losses originated in the devaluation of the peso over the assets and liabilities in foreign currency in existence up to January 6, 2002 (considering the exchange rate of US$1=$1.40 as established by Decree No. 2568/02), will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. The difference between the $1.40 rate and the exchange rate at year end was entirely deducted for income tax purpose in fiscal year 2002.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

4.	Restriction of transfers of funds abroad

According to Communication “A” 3471 of the BCRA (amended by Communication “A” 3878), the transfers to foreign countries for financial loans executed until August 8, 2003, inclusive, require a previous consent of the BCRA regardless of the manner of payment, save for some exceptions specially disclosed in the Communication. In this way, Communication “A” 3859 has removed, as from January 7, 2003, the existing limitations to the transfers abroad related to the payment of dividends or earnings, if these dividends or earnings are originated in financial statements authenticated by independent accountants.

Likewise, Communication “A” 3709 of the BCRA excluded payment of principal and interest services of financial obligations abroad from the previous consent requirement, provided that:

•	financial debt has been restructured and judicially approved according to the provisions of the Law of Bankruptcy and Reorganization Proceedings;

•	the agreement attained with creditors pursuant to the majorities provided by said law implies refinancing of matured and outstanding debt at average terms pursuant to the agreement that shall not be shorter than four years, providing a grace period not shorter than two years for the payment of principal services;

•	interest services are paid quarterly or at longer terms and the annual interest rate agreed for the refinanced debt is not superior—effectively on an annual basis—to the equivalent of six month LIBOR plus 3%;

•	the above mentioned agreement provides for releases, discharges, capitalization or other similar measures that consider a reduction of the outstanding principal at the agreement execution date of, at least, 40% of its nominal value or 60% of said value in the case of capitalization;

•	the Foreign and Exchange Office has issued an acknowledgement of receipt of the information on the refinanced obligations.

On the other hand, by virtue of Communication “A” 3843 (as amended by Communications “A” 3866 and “A” 3880) the following payments of principal and interest services abroad have been excluded from the BCRA’s prior approval requirement :

1.	Principal payments of matured and not matured loans received from the non financial private sector when all the following requirements are complied with:

1.1. Payments of principal installments are part of a refinancing agreed with the creditor as of December 26, 2002.

1.2. Refinancing includes cash payments that do not exceed 10%, 5% six months after the agreement execution date and another 5% twelve months after such date.

1.3. Refinancing of the outstanding principal payable in cash has an average life of at least five years more than the average life of the outstanding debt refinanced as of the agreement execution date, discounting payment in cash. When the operation includes matured installments, the increase of the renewed obligations average life shall be calculated considering the prior maturity-dates schedule, allocating the matured operations with maturity dates on the agreement execution date.

1.4. Financial principal debts are:

1.4.1. Corporate bonds, commercial paper and bonds.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

1.4.2. Syndicated loans with foreign banks.

1.4.3. Financial loans with foreign banks that do not have collateral backed by debtor’s assets abroad, or collateral of individuals or corporations with domicile in Argentina.

1.4.4. Financial loans contracted with foreign parent companies and subsidiaries.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

The refinancing requirements set forth in items 1.1 and 1.3 will be considered fulfilled for the principal payments upon payment through the single and free foreign exchange market as of December 26, 2002 and prior to the principal service payment, of the new financial financing, in terms not inferior to five year average life for an amount not inferior to the amount of the debt being cancelled.

2.	Principal services of matured and not matured loans received from the non financial private sector not refinanced under the terms of the above item 1, in the case any of the following conditions applies:

2.1. The amount paid by the original debtor of the financial debt partially or totally cancelled does not exceed an equivalent of US$300,000 on a monthly basis.

2.2. The principal payments being cancelled have already matured by December 31, 2002 and are financial debt that as of December 31, 2001, did not exceed the equivalent of US$1,000,000, computing all the matured and not yet matured installments payable as principal, provided that cancellation occurs prior to March 31, 2003.

3.	Financial interest payments to foreign creditors up to fifteen running days in advance before maturity date of each interest installment.

Last, by way of Communication “A” 3872 (as amended by Communication “A”3880), the BCRA has provided that individuals and corporations of the private non financial sector may operate in the single and free exchange market for a period of sixty running days as of January 27, 2003, for an amount equivalent to up to 5% of the matured and outstanding principal debt as foreign securities and financial loans, with original maturity dates or refinancing not later than December 31, 2002 in relation to original debt prior to February 10, 2002 and outstanding or not refinanced to date, if the following conditions apply:

a)	The computable financial debt must be reported pursuant to the reporting regime provided by Communication A3602.

b)	Foreign currency purchased in the single and free exchange market will be allocated to the creation of a trust to be managed by a local banking entity acting as trustee. This requirement will be considered fulfilled as regards those purchases made not later than February 21, if funds are made available to the trust fund before February 28, 2003. Otherwise, the access and settlement of the funds through the single and free exchange market should be reported within the following ten working days.

c)	The beneficiary of the trust fund is the individual or corporation that creates it.

d)	Each beneficiary may constitute only one trust fund.

e)	Trust funds may only be invested at market values in foreign assets that should be securities issued by foreign governments, foreign corporations stock listed internationally and not related with the beneficiary, parent company or comptroller, and/or in certificates deposited in foreign banks that shall not be internationally rated below “A” by any of the risk rating agencies registered with the BCRA. Foreign currency deposits in custody accounts with local banks will also be accepted. The beneficiary shall carry out investment options pursuant to the terms of the trust agreement.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

f)	Profits and capital gains coming from these investments will form part of the trust.

g)	Trust funds will only be released for the following purposes:

a)	for their admission and settlement in the local foreign exchange market with the BCRA’s prior approval, and/or

b)	to be applied abroad in the cancellation of the beneficiary’s external debt with respect to foreign securities and financial loans taken before February 10, 2002 restructured under the general guidelines issued by the BCRA or that have been specifically approved by it.

In compliance of this communication, on February 27, 2003, Telecom executed a collateral trust agreement with Banco Sociètè Gènèrale S.A., with a US$32,350,000 initial transfer.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

•	Principal effects of the measures adopted by the National Government over the business of the Telecom Group

1.	Renegotiation of the Company’s tariffs

Section 8 of Law No. 25561, which converted into pesos at an exchange relation of $1 to US$1 the tariffs of public services, had a significant impact over the economic-financial equation of the Company and the Telecom Group.

The magnitude of the devaluation of the Argentine peso with respect to the US dollar has affected the “natural hedge” mentioned in Note 4.1.f. This is so because the currency of the most significant revenues of the Company will be the peso, while the currencies in which the Company was financed from the enactment of the Convertibility Law were basically the US dollar and the Euro.

This alteration between the revenue currency and the sources of financing currency has produced a double impact, that is:

a)	an initial impact, represented by the net debts in foreign currency at December 31, 2001 in foreign countries, which represented US$2,661 million approximately, for the Telecom Group; and

b)	an impact over the transactions during the renegotiation period of the tariffs, in which the economic equation of the business of the Company is being affected by the increase of the costs of certain imports of materials necessary for operations.

The management of the Company, based on the framework stated in section 9 of Law No. 25561 for the renegotiation of the SBT tariffs, has considered in its cash flows projections, the modification of its tariffs in order to recompose the economic-financial equation of Telecom Argentina. This should decrease the impact above mentioned and allow the Company to continue with its ordinary course of business, in a competitive and non-regulated market, with reasonable profitability levels to remunerate its shareholders and the financial creditors.

2.	Devaluation of the peso

After devaluation of the Argentine peso, the Company’ financial situation changed as follows:

•	a reduction of 84% of the Shareholders’ equity of Telecom existing at the beginning of the fiscal year during the year ended December 31, 2002, considering the exchange relation at December 31, 2002 of US$1 = $3.37 and the basis for accounting described in point 4 below;

•	a financial impact that derived in the declaration of the Board of Directors of the suspension of principal and interest payments of the financial debt of the Company and its subsidiaries in Argentina (Note 14). The market value of the Company’s corporate bonds is approximately 41% of their book value at December 31, 2002, while this ratio was approximately 68% and 95% at December 31, 2001 and 2000, respectively;

•	a decrease in Telecom’s market capitalization of approximately 66% (US$437 and US$1,292 at December 31, 2002 and 2001, respectively) when compared to the ADR evolution at December 31, 2002 and at December 31, 2001 (US$2.22 and US$6.56, respectively).

From the beginning of the operations—November 8, 1990—until December 31, 2001, the Company had accumulated net income of $5,495 million (in constant pesos as of December 31, 2002). The net loss for fiscal year 2002 reached the amount of $4,354 million and includes a

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

net loss for devaluation of $3,618 million, absorbing 79% of the accumulated net income.

A summary of the effects of the peso devaluation in the consolidated statement of operations of the Telecom Group is given as follows:

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

	Non-GAAP measures
	Estimated results without devaluation effects (1) (*)	Estimated effect of devaluation (2) (**)	Statement of operations at 12.31.02 (3) = (1) + (2)	Statement of operations at 12.31.01 (4)	Variation 2002 vs.2001 (1) – (4)
	(Unaudited)
Net sales	3,907	76	3,983	7,004	(3,097)
Operating costs	(2,027)	(83)	(2,110)	(4,295)	2,268

EBITDA (Non-GAAP measures)	1,880	(7)	1,873	2,709	(829)

Amortization without capitalization	(1,941)	—	(1,941)	(1,810)	(131)
Amortization of capitalized foreign currency exchange differences	—	(134)	(134)	—	—

Operating profit (loss)	(61)	(141)	(202)	899	(960)

Equity losses from related companies	(23)	—	(23)	(6)	(17)
Depreciation of goodwill	(10)	—	(10)	(18)	8
Financial and holding results generated by assets	(967)	(574)	(1,541)	119	(1,086)
Financial and holding results generated by liabilities	517	(5,196)	(4,679)	(725)	1,242
Interests/Capitalized foreign currency exchange differences	66	891	957	103	(37)
Other expenses, net	(175)	—	(175)	(129)	(46)
Unusual losses	—	—	—	(33)	33

Net income (loss) before income tax and minority interest	(653)	(5,020)	(5,673)	210	(863)

Income tax	(108)	1,402	1,294	(111)	3
Minority interest	25	—	25	—	25

Net income (loss)	(736)	(3,618)	(4,354)	99	(835)

(*)	Corresponds to the operations realized by the Company in local and foreign currency (converted into pesos at the exchange rate of $1 = U$S1), restated in constant pesos of December 31, 2002.
(**)	Corresponds to the higher estimated sales and costs in foreign currency, to the investments in foreign companies and to the foreign currency exchange differences and other financial results generated by foreign currency assets and liabilities, net of the effect of inflation and the tax effect, as a consequence of the devaluation of the Argentine peso.

3.	Impact of the crisis on the economic and financial situation of the Group

The macro-economic scenario where Telecom operated during this fiscal year was characterized by instability in the foreign exchange market and in inflation indexes as well as a strong contraction of activity levels (GDP fell by approximately 13.3%) especially during the first half of the year.

The financial system activities were deeply affected by “pesification” and deposits rescheduling measures implemented to solve the system’s lack of liquidity. In addition, temporary restrictions were applied to transactions in foreign currencies with the purpose of controlling the exchange rate’s evolution.

Actual devaluation enabled a record commercial surplus that, together with the reduction of the public and private sectors’ financial payments abroad, contributed to redress the balance in the foreign exchange market.

As of the second semester of 2002, little by little the Argentine economy started to recover certain extremely basic macro-economic balances. The exchange rate gradually stabilized and, consequently, inflation rates dropped (Consumer prices index reached 30.5% in the first half of the year and 8% in the second; wholesale inflation reached 95.6% in the first half and 11.6% in the second).

The described crisis has negatively impacted in the Group’s business during fiscal year 2002, notwithstanding the efforts made by the management to reduce the operative costs, the investments and the level of financial indebtedness. The principal consequences for the Group were:

•	reduction of 43% of the consolidated sales compared to fiscal year 2001, generated by a lower number of clients in fixed telephone service, the prohibition of adjustment of the fixed telephone service rates, the fall of the average consumption of the post and

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

pre payment cellular clients and the significant reduction of the advertisement in the directories edition business.

•	in October 2001 the Company started to receive from its clients provincial bonds and LECOP. The collection in public bonds represented approximately 18% of the total collection of the Company for the fiscal year 2002.

•	the costs of the Group were affected by the creation of new taxes (levied on bank debits and credits) by $37 million and the increase of the employer’s social security contributions by approximately $11 million (both non-adjusted figures).

•	as a summary of all the foregoing, the operating profit was reduced by $1,101 million compared to the fiscal year 2001, becoming a loss of $202 million or a 5.1% margin.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

4.	Effects on the significant accounting estimations at December 31, 2002

The above mentioned facts have been taken into account by the management of the Company in order to perform the significant accounting estimations included in the present consolidated financial statements. The future actual results may differ from those estimations.

The management of the Company has considered the following accounting criteria for the valuation of the assets and liabilities at December 31, 2002 and the quantification of certain significant estimations:

•	Criteria for the recognition of the devaluation effects of the peso: Argentine GAAP states that the financial results must be recognized in the period in which they are generated, except for the case in which they integrate the costs of the assets that, by virtue of their nature, require an extensive period of undisposable capital. Notwithstanding the foregoing, the magnitude of the devaluation and the general impact in all sectors of the economy caused the issuance of CPCECABA Resolution No. 3/02, adopted by CNV Resolution No. 398/02, that requires the capitalization of foreign currency exchange differences in some circumstances. The Company has applied the methodology stated in this resolution to calculate the capitalization (Note 4.2.a).

•	Accounting for inflation of the financial statements: Decree No. 1269/02 of the National Government and CNV Resolution No. 415/02 reestablished the mechanism of accounting for inflation. The Company has applied the methodology stated in RT 6 and in CPCECABA Resolution No. 3/02 to calculate the restatement for inflation in the consolidated financial statements. (see Note 4.1.d)

•	Valuation of the provincial public bonds: as part of the credit collection from the public sector, the Company has received bonds to cancel the credits for services rendered to the different provincial governments. The Company’s intention has been to hold them until their maturity date for which, following Argentine GAAP and having the financial capacity to retain them, the Company has valued them at their cost plus amortized discount earned using the market rate of return. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to hold the provincial bonds until their maturity date, the management of the Company decided to value since December 31, 2001, the holding of these bonds at their estimated sales price.

Likewise, those public bonds received as part of the collection of the particular clients, have been valued as follows:

a)	at its nominal value—without accruing any interests—: for the holding of bonds that the Company applies for their value and in the short term in order to cancel its tax and commercial liabilities. At December 31, 2002 the Group holds $5 million of bonds with these characteristics, which were included in Cash and Banks.

b)	at its estimated sale price: for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At December 31, 2002 the Group holds $31 million of bonds with these characteristics, which were included

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

in Cash and Banks. The results from holding these kind of bonds were a loss of $72 million, that are included in Financial and holding results in the Consolidated statement of operations.

•	Recoverability of trade accounts receivable with the public sector: the Company has considered that the default of the public sector will only produce a delay in the collection. In order to reduce the effect of this delay, the Company has optimized the compensation actions of the obligations -specially in tax matters- with the public sector. The effect of the recoverability of such trade accounts receivable has been considered in the Company’s estimations.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

•	Recoverability of trade accounts receivable with the private sector: the serious economic situation existent in Argentina during the last year, added to the restrictive banking measures over the access and circulation of cash set forth by the National Government at the beginning of this fiscal year, have produced a significant increase in the payment delay. Consequently, the Company has increased the charges for doubtful accounts receivable, originating deviations with respect to the average payment delays and uncollectable amounts of the last years. However, this trend has been reduced as from 2Q’02 as a consequence of a purge of customer database performed in 1Q’02.

•	Obligations originated in private contracts, non related to the Argentine financial system: although Decree No. 214 stated the conversion into pesos at an exchange rate of $1 to US$1, the involved parties are entitled to request for a readjustment of the price based on equity principles and in case an agreement is not reached, the courts shall issue a decision over the case. The adequate valuation of this type of credits and debts in Argentina shall depend on the renegotiation of each of these contracts. The management of the Company fit its estimations according to the advances of the negotiation process and the possible results.

•	Recoverability of fixed and intangible assets value: at December 31, 2002 the Telecom Group owns fixed and intangible assets (together “fixed assets”) for a total of $10,555 million, equivalent to 82% of the total consolidated assets. As indicated in Note 4.2.h and 4.2.i, these assets have been depreciated based on their useful lives, estimated for each class of fixed assets and the reasonability of the applicable rates must be considered in the context of the de-regulation and the increase of the competition which has characterized the Argentine telecommunication market from October 1999 until the end of 2001.

Considering the changes in the economic rules during the year 2002 and in particular the perspective of business in the telecommunications industry, Telecom’s plans, as from fiscal year 2003, consider the reduction of the future investments without substantially affecting the quality of the services rendered. This decision might change the replacement policy of fixed assets, and consequently in the present depreciation rates. In order to obtain a conclusion about this matter, Telecom and Personal have initiated an integral study of the remaining useful lives of the fixed assets which results will be known during fiscal year 2003.

The recoverable value of the fixed assets depends on the capacity to generate net cash flows sufficient to absorb the net book value during the periods it is estimated these assets will be useful for the Group.

The management of the Company periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

Notwithstanding the foregoing, the devaluation of the Argentine peso and the “pesificación” of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country. At March 10, 2003 the economic and political situation has not stabilized, which generates different and probable

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

scenarios. In particular, the results of the renegotiations of the Company’s tariffs under the terms foreseen by Law No. 25561 and Decree No. 293/02 shall have a significant impact on the economic-financial equation of Telecom.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Despite the already mentioned difficulties and considering section 9 of mentioned law which states that the National Government shall consider the profitability of the public services companies in order to assess the recoverable value of the fixed assets, the management of the Company have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of the Company in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and financial creditors. Additionally, the economic–financial projections include the satisfactory results of the Group’s financial debt restructuring described in Note 14.

Based upon the described methodology regarding the recoverable value of the assets and the satisfactory processes of renegotiations of the Company’s tariffs and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

•	Recoverability of tax credits generated by the devaluation of the peso: in accordance with Argentine GAAP related to income taxes accounted for by the deferral method, the recoverability of tax credit carryforwards against future income must be evaluated and requires a careful analysis of their recoverability. The amount of the tax credit carryforwards at December 31, 2002 generated fundamentally by the devaluation of the Peso is approximately $2,241 million and its recoverability shall depend essentially on the results of the processes of renegotiation of the Company’s tariffs and restructuring of the financial debt of the Telecom Group (Notes 13 and 14, respectively). Likewise, the management of the Company has considered the capitalized foreign currency exchange differences and the effect of the accounting for inflation of the fixed assets as temporary differences and has recorded a deferred tax liability of $1,541 million. Additionally, the Group has recorded other temporary differences, that summed up to the amounts mentioned above, which result in a deferred tax credit at December 31, 2002 of approximately $573 million.

The National Government, through Decree No. 2568/02 dated December 11, 2002, stated that net losses from exchange differences of assets and liabilities in foreign currency in existence up to January 6, 2002 must be determined considering the exchange rate of US$1=$1.40 and will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. Consequently, the difference between the $1.40 rate and the exchange rate at year end ($3.37) must be entirely deducted for income tax purpose in fiscal year 2002.

This Decree nullified the interpretation of the Company and its fiscal counsel, which considered that the whole exchange difference of the year 2002 would be deferred in the period 2002 – 2006. As a consequence of this and considering the five year prescription period for tax loss carryforward, the probabilities to obtain enough taxable profits in the period 2002 – 2006 in order to use the tax credit carryforwards existing at December 31, 2002 and the deductible exchange differences for the next four fiscal years, have diminished. So, the management of the Company has decided to record a reserve at December 31, 2002, in addition to the existing reserve of Núcleo of $18 million, for the total net deferred tax credits of Telecom and Personal of $350 million and $192 million, respectively.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Regarding the recoverability of tax credit on minimum presumed tax of $84 million, as the prescription period is ten years, the Board of Directors of Telecom estimates that its recoverability is probable based on the economic-financial projections.

•	Classification of debt: as some creditors have exercised their rights to accelerate the maturity of their debts as expressed in Note 14, the management of the Company has decided to disclose all its debt as current liabilities, except for the debt with the Titan financial trust, which has been refinanced as indicated in Note 8.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTE 4—BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1. Bases of presentation

The CPCECABA and the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles. These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC and they would take effect as from the Telecom Group’s fiscal year beginning January 1, 2003.

As the Company’s objective was always the adoption of accounting principles consistent with IAS and that conform closely to the U.S.GAAP, the management of the Company decided the early adoption of the new RT, in accordance with CNV Resolution No. 434. Additional information on the impact of these new standards on the Company’s financial condition and the results of operations is given in Note 4.1.c.

So, the Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP (RT 4, 5, 6, 8, 9, 14, 16, 17, 18 and 19 established by the FACPCE, modified by the CPCECABA and subsequently adopted by the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company’s summarized financial information is included in Note 19. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT 4, financial statements at December 31, 2002, 2001 and 2000 have been consolidated on a line by line basis for majority-owned subsidiaries, as follows:

December 31,
2002	2001	2000
Publicom	Publicom	Publicom
Personal	Personal	Personal
Micro Sistemas	Micro Sistemas	Micro Sistemas
Telecom Argentina USA	Telecom Argentina USA	Telecom Internet(*)

(*)	Merged into the Company on November 30, 2001.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Additionally, certain reclassifications to the comparative figures were included in order to reach a better comparison between those figures and the ones for December 31, 2002.

a)	Financial statements used for consolidation

Financial statements at December 31, 2002, 2001 and 2000 and for the fiscal years/twelve month period ended December 31, 2002, 2001 and 2000 have been used for the consolidation (see e below). Consequently, these periods coincide with those of the Company.

b)	Foreign currency translation

The Group follows FACPCE RT 18 with the amendments introduced by the CPCECABA to translate the foreign corporations financial statements (Núcleo, Telecom Argentina USA, Latin American Nautilus and Intelsat

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Ltd.) into Argentine pesos for purposes of consolidation, total or in a line, considering that companies as companies non integrated.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

According to this RT, the investments in these companies have been valued at exchange rate at year-end.

Exchange rates differences resulting from the translation of those financial statements are included in the Company’s consolidated balance sheet in Temporary differences from translation.

c)	Effect of the new accounting standards in the consolidated financial statements

The early adoption of the new accounting standards in accordance with CNV Resolution No. 434, resulted in changes of valuation and disclosure criteria that have been recorded by the Group as per the following detail:

•	Changes in the valuation criteria of assets and liabilities

1.	Accounting measurement of certain assets and liabilities at their current value. RT 16, which establishes the basic concept rules of professional accounting standards, includes as one of the measurement criteria, the use of the discounted amount of the net cash flow to be received and disbursed for assets and liabilities, respectively, (current value). As a result, RT 17 provides as general criteria the recognition of certain assets and liabilities in currency based on the calculation of its current value, using the internal rate of return determined at the moment of measurement, except the company intends and finds it feasible to dispose of its assets or advance payment of its liabilities.

2.	Loans arising from refinancing. RT 17 establishes that when an arms’ length debt is replaced with another one, the terms of which are substantially different from the original ones, the pre-existing account will be written off and a new debt will be acknowledged, the accounting measurement of which shall be made based on the best possible estimate of the sum payable, discounted using a rate evidencing the market assessments on the time value of money and the specific risks of the debt. In addition, the standard provides, without admitting any evidence to the contrary, that the terms are substantially different if the discounted value of the new debt differs at least by ten percent from the discounted value of the refinanced debt. In such regard, as stated in Note 8, the agreements entered into during FY 2002 by the TITAN Financial Trust are a refinancing subject to the new accounting standards, so that Personal wrote off its existing debt and acknowledged a new debt, pursuant to the new agreement entered into, at its current value, by using a discount rate of 12% p.a. in US dollars.

3.	Derivative Financial Instruments. RT 20 establishes the particular valuation and exposure criteria for derivative instruments and hedging transactions. As per this standard, hedging derivative instruments must be recorded in financial statements as assets or liabilities at their current values as of the measurement date. In the case of a derivative instrument to protect cash flow risks, the change in its current value is charged, as per the CPCECABA’s amendment, to a specific account called “Temporary measurement differences of derivative instruments determined as an effective hedge” included in the balance sheet and which shall be reclassified as period income when assets or liabilities subject matter of the hedge have an impact on such period’s income. Instead, in the case of a derivative instrument to protect the risks of changes in the current value, changes in the current value are directly charged to period income. In both cases, the non-cash

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

portion of derivative financial instruments is directly charged to period income when such event is known. As of December 31, 2002, the application of this standard to Telecom did not give rise to any accounting effect for there were no current derivative instrument existing as of such date and comparative figures were not adequate since the transition standard establishes the non-correction of accounting balances of years prior to the first year of application.

4.	Temporary differences from translation. RT 18 amended by CPCECABA establishes that the exchange differences arising from translation of financial statements in foreign currency shall be exposed as an additional chapter between liabilities and the stockholders’ equity called “Temporary differences from translation” instead of their being acknowledged as period income.

5.	PCS license. RT 17 amended by CPCECABA in item 5.13.3 establishes that if the useful life of an intangible asset is undefined, its depreciation may not be necessary, subject to comparisons of the accounting residuary value and its recoverable values. Therefore, the management of the Company decided to suspend the systematic depreciation of the PCS license as from year 2002 considering that the accounting residuary value of such license does not exceed its recoverable value at the closing of the accounting period.

•	Changes in disclosure criteria

1.	Reclassification of costs included in net sales. RT 19 establishes that only reimbursements and allowances may be deducted from sales and not direct taxes. Therefore, turnover taxes and other costs directly associated with sales were reclassified at operating costs.

2.	Goodwill. RT 19 provides for the breakdown of the goodwill in a specific caption within the balance sheet separating it from the Intangible Assets caption. Depreciation of the caption shall be set forth in the consolidated statement of operations as Depreciation of goodwill. In previous years/twelve month periods, the Company included it within Equity losses from related companies.

The adoption of these new valuation and disclosure criteria resulted in the following impact for the year ended December 31, 2002 and in a retroactive adjustment for the comparative figures, as follows:

•	Changes in valuation criteria of assets and liabilities

	Years/twelve month periods ended
	12.31.02	12.31.01	12.31.00	12.31.99
	(loss) profit

1. Other receivables
The Company	(3)	—	—	—
Subsidiaries	3	(3)	(3)	—

	—	(3)	(3)	—

2. Loans arising from refinancing
Subsidiaries	43	—	—	—

	43	—	—	—

3. Derivative financial instruments
The Company	—	—	—	—
Subsidiaries	—	—	—	—

	—	—	—	—

4. Temporary differences from translation
The Company	(10)	—	—	—
Subsidiaries	(26)	—	—	—
Minority interest	8	—	—	—

	(28)	—	—	—

5. PCS license(*)
Subsidiaries	44	—	—	—

	44	—	—	—

Total valuation adjustments FY 2002	59	—	—	—
Total adjustments in Unappropriated retained earnings at years/periods end	(6)	(3)	(3)	—

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

(*)	As stated in the new accounting standards, this change in valuation criteria has been applied prospectively as from year 2002. If such change had been applied retroactively, the net income for the years 2001 and 2000 would be increased by 44 and 15, respectively.

•	Changes in disclosure criteria

1. Net sales
The Company
—Turnover tax	90	159	153	137
—Settlement outgoing expenses	102	70	94	127
—Other direct costs of sales	34	48	19	—
Subsidiaries
—Turnover tax	41	74	70	81

Higher net sales	267	351	336	345

2. Cost of services provided
The Company
—Turnover tax	(90)	(159)	(153)	(137)
—Settlement outgoing expenses	(102)	(70)	(94)	(127)
—Other direct costs of sales	(34)	(48)	(19)	—
Subsidiaries
—Turnover tax	(41)	(74)	(70)	(81)

Higher operating costs	(267)	(351)	(336)	(345)

Net effect of reclassifications in the Consolidated statements of operations	—	—	—	—

d)	Accounting for inflation

The consolidated financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects. In order to prepare the accounting for inflation, the mechanism established by RT 6 was used.

From September 1995, in accordance with the Argentine GAAP and CNV Resolution No. 272/95 with provisions of National Government Decree No. 316/95, inflation adjustments of financial statements had been discontinued.

However, the end of the stability context, which characterized the period in which the Convertibility Law was applicable and had justified the discontinuation of the accounting for inflation, forced the CPCECABA to issue Resolution No. 3/02 which reestablished the mechanism of restatement of the financial statement according to RT 6, amended by RT 19, using the Wholesale Internal Prices Index, from January 1, 2002.

In July 2002, National Government Decree No. 1269/02 repealed Decree No. 316/95, reestablishing the accounting for inflation of the financial statements. The CNV, through Resolution No. 415/02, adopted this procedure. Consequently, present financial statements are restated in constant pesos since January 1, 2002, fulfilling the accounting and legal standards.

Changes in price indices for the fiscal years/twelve month period ended December 31, 2002, 2001 and 2000 have been as follows:

Periods	Wholesale Internal Prices Index	Consumer Prices Index
January’00 – December’00	1.08%	(1.81%)
January’01 – December’01	2.71%	(0.80%)
January’02 – December’02	118.21%	40.95%

Implicit financing costs have been segregated in the disclosure of assets and liabilities, where significant.

e)	Change of fiscal year-end and comparative financial statements

Consolidated financial statements at December 31, 2002 include as comparative information the fiscal year and the twelve month period ended December 31, 2001 and 2000, respectively, adapted to the new fiscal tear-end approved in September 30, 2000 and included in the Company’s Consolidated financial statements at December 31, 2001 as comparative information.

The comparative figures corresponding to the statements of operations, of changes in shareholders’ equity and of cash flow for the twelve

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

month period ended December 31, 2000 are the result of the addition of the figures corresponding to the fiscal year ended September 30, 2000 to the irregular fiscal year ended December 31, 2000 and the deduction of the amounts corresponding to the three month period ended December 31, 1999. The auditors that reviewed the financial statements used for the calculation of those comparative figures (December 31, 2000, September 30, 2000, and December 31, 1999) issued the reports in all cases without observations.

f)	Financial instruments to hedge financial risk or reduce financing costs

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $ 1 = US$ 1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the U.S. dollar in order to reach a “natural hedge” with its income fixed in dollars as described in Note 2.g. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions described in Note 3, Telecom Group terminated all of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 8).

The Company and its subsidiaries do not invest in speculative derivative financial instruments.

g)	Concentration of credit risk (Number of the customer lines: Unaudited)

The Company and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,293,952, 3,583,622 and 3,575,389 at December 31, 2002, 2001 and 2000, respectively, and the cellular customer lines (pre-paid lines were not included) were 462,730, 722,906 and 897,310 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

h)	Cash and cash equivalents

In the Consolidated statements of cash flows, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

i)	Revenue recognition

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, the Company recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 20), because U.S.GAAP requires the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues cannot be deferred.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

For services paid for by the customers but not yet provided to them, the Company records a liability.

Both services provided for but not billed and services paid for but not rendered, are estimated using technical measurement information systems.

j)	Net income (losses) and dividends per share

The Company calculates net income (losses) and dividends per share on the basis of 984,380,978 common shares outstanding with a $1 nominal value and one vote per share.

4.2. Principal valuation criteria

a)	Balances in foreign currency: at exchange rates existing at each year/period-end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each year/period, as appropriate.

As the devaluation of the peso has been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No. 398, that requires for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002.

These resolutions establish that capitalized foreign currency exchange differences are in advance of the accounting for inflation and are included in the future restatement of the financial statements in constant pesos. Meanwhile, the excess over these constant figures will be recorded in the financial statements. The Company calculated the capitalization following the methodology described in these resolutions. The financial results capitalized are detailed in Note 5.t and Exhibit A.

Considering that in the second quarter of fiscal year 2002, the restatement in constant pesos was reestablished and, considering the volatility of the economical and operating variables that affect the Group’s business, the management of Telecom considers reasonable not to capitalize foreign currency exchange differences on fixed assets from April 1, 2002.

b)	Cash and banks in pesos: at nominal value plus accrued interest at each year/period-end, where applicable.

c)	Trade accounts and other receivables in currency and liabilities originated in the sale or purchase of goods and services and in financial transactions: at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the initial measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each year/period-end.

Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of operations.

The costs of foreign currency and interest rate swap contracts were amortized on a straight-line basis over the term of the corresponding debt and classified within Interest on debt and Foreign currency exchange losses within Financial and holding

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

results in the Consolidated statement of operations. Results from swaps cancellation described in Note 8 are included within Financial and holding results in the Consolidated statement of operations.

d)	Other receivables and liabilities in currency not included in c) above (except for deferred tax assets and liabilities and retirement benefits): at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each year/period-end.

e)	Investments:

•	Public bonds to be held to maturity: at cost plus amortized discount earned using the internal rate of return at date of purchase (see the additional information in Note 3).

•	Other public bonds: at market value less estimated sales costs.

•	Equity investments:

- subsidiaries in the unconsolidated financial statements: at VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company’s consolidated financial statements.

- related companies: at VPP based upon related companies financial statements and using comparable accounting criteria as are used for the Company’s consolidated financial statements. In those companies where their financial statements closing date is different than that of the Company, financial statements with a closing date of no more than three months are used for consolidation purposes.

- The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at December 31, 2002, since the approval date of their financial statements.

•	Investment in Intelsat Ltd.: at acquisition cost or VPP, the least.

•	Capital contributions: at nominal value restated as detailed in Note 4.1.d.

Investments in foreign companies were valued at exchange rates existing at each year/period-end. Foreign exchange gains or losses are accounted for in the Temporary differences from translation caption of the Consolidated balance sheets. Investments are detailed in Exhibit C and D.

f)	Inventories: at each year/period-end replacement cost. Inventories have been recorded at amounts, which do not exceed their net realizable value.

The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of the Company decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of the Company, promotional prices are not used to calculate the net realizable value of such inventories.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

g)	Other assets:

•	Deferred printing costs: at cost restated as detailed in Note 4.1.d, which is expensed as directories are issued.

•	Raw materials: at replacement cost.

h)	Fixed assets:

•	Transferred from ENTel: at the transfer price, restated as detailed in Note 4.1.d less accumulated depreciation at year/period-end. At December 31, 2002, title transfer of 4.73% of these assets remains to be completed; the Company is in full possession of these assets and they are integrated into the economic activity of the Company.

•	Acquired subsequent to November 8, 1990: at acquisition cost, restated as detailed in Note 4.1.d less accumulated depreciation.

The cost of fixed assets whose construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 5.t and Exhibit A.

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

Fixed assets, whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Company’s investment plan.

Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

In that respect, as a consequence of an integral review performed in the year 2001 by an independent specialist of the useful lives of the Company’s fixed assets, the Company confirmed that the remaining lives of the copper external wiring and related infrastructure were extended by the development of the ADSL (Asymmetric Digital Subscriber Line) technology and the massive deployment of its services during the year 2001.

Therefore, the Company, as recommended by the independent specialist, extended the remaining useful life assigned to such assets by 5 years and adopted new depreciation rates and a broader classification for the new assets as from January 1, 2001. This change resulted approximately in a 111 reduction in depreciation expense for the year ended December 31, 2001.

Fixed assets, net of accumulated depreciation, taken as a whole, are not valued in excess of recoverable value (see the additional information in Note 3). Fixed assets activity is detailed in Exhibit A.

i)	Intangible assets: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at year/period-end.

The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 5.t.

Intangible assets are depreciated using the straight-line method over the estimated useful lives of each asset class, except for PCS license, as follows:

System development costs	60 months
Debt issue costs	Initial debt term

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Usage rights	180 months
Exclusivity rights	Contract term
Websites	24 months
Trademarks and patents	180 months

The Company has suspended the amortization of the PCS license as from FY 2002 in accordance with the new accounting standards, because it is an intangible with non-defined useful life, whose accounting value does not exceed its recoverable value.

Intangible assets activity is detailed in Exhibit B.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

j)	Goodwill: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at year/period-end. Goodwill is depreciated using the straight-line method over a sixty month period.

k)	Dismissal indemnities and termination payments are charged to Other expenses when a termination decision is made.

l)	Taxes payable:

•	Income Tax: income tax is calculated on estimated taxable income at the statutory tax rate in effect at year/period end (35%). The resulting amount was charged to Income tax in the Consolidated statement of operations. It also includes the effects of the adoption of the deferral method (see Note 10). Deferred tax assets and liabilities have been valued at nominal value in accordance with CNV Resolution No. 434.

•	Tax on minimum presumed income: the Telecom Group has estimated tax loss carryforward by the end of fiscal year 2002. Consequently a credit for tax on minimum presumed income was recorded and has been included in Other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of prescription.

•	Turnover Tax: for the fiscal years/twelve months periods ended December 31, 2002, 2001 and 2000, turnover taxes as an overall percent of applicable revenues were 3.41%, 3.38% and 3.08%, respectively.

m)	Other liabilities:

•	Retirement benefits: represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each year/period-end.

n)	Reserves:

•	Asset reserves: have been provided for doubtful accounts receivable, other receivables for the recoverability of the deferred net assets and for inventories whose realization is not assured based upon year/period-end analyses. Additional information is given in Note 3.

•	Liability reserves: have been provided for contingencies based upon management estimates and the opinion of legal counsel.

Activity in these reserves is detailed in Exhibit E.

o)	Shareholders’ equity accounts: they are restated as described in Note 4.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

p)	Statement of operations accounts: they are restated as follows:

•	charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;

•	financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;

•	other results at cost restated as described in Note 4.1.d.

q)	Unusual losses: represent losses that perform only one of the necessary requirements to be classified as extraordinary (atypical and exceptional issue) and that must be shown as a separate caption in the ordinary results.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

They corresponded to a part of the “Tax on credits and debits in bank accounts and other operations” that impacts directly in the costs of the Group, because, until February 18, 2002, only one portion of this tax could be deducted from the determinative income tax and VAT. The new tax is in force since April 3, 2001 to December 31, 2002. Its collection would be affected to the creation of a Fund of Public Emergency and the Government had expressed its intention to consider the total tax as payment in advance of VAT and income tax at the moment that it would cease the economic emergency.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

As a consequence of the serious economic crisis and the importance of this tax measured in terms of tax collection, the National Government extended its force until December 31, 2004. The management of the Company had estimated that this extension would be probable; so that, as from the second quarter of fiscal year 2002, $46 million of unusual losses have been reclassified to Operating costs.

NOTE	5—DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENTS CAPTIONS

The composition of principal financial statement captions is as follows:

Consolidated balance sheets at December 31,

	2002	2001
CURRENT ASSETS
a) Cash and banks
Cash	3	9
Banks	50	87
National and provincial Public bonds(*)	36	32

	89	128

b) Investments
Short term investments (Exhibit D)	1,131	330
Public bonds (Exhibit C)	185	—

	1,316	330

c) Trade accounts receivable
Basic national and international telephone service, data transmission and Internet	516	1,239
Cellular telephone service in the Argentine Republic	282	591
Cellular telephone service abroad	69	59
Directories edition	25	103

Subtotal of trade accounts receivable	892	1,992
Allowance for doubtful accounts receivable (Exhibit E)	(296)	(513)

	596	1,479

d) Other receivables
Deferred tax assets (Note 10)	4	152
Tax credits	17	59
Prepaid expenses	16	35
Accounts receivable from employees	8	24
Accounts receivable from unions	1	2
Swap agreements collateral	—	292
Various	30	69

	76	633

e) Inventories
Cellular handsets and equipment (Exhibit F)	17	52
Allowance for obsolescence of inventories (Exhibit E)	(5)	(4)

	12	48

f) Other assets
Deferred printing costs	2	9
Raw materials	1	4

	3	13

NON CURRENT ASSETS
g) Trade accounts receivable
Basic national telephone service	—	8
Directories edition	1	—

	1	8

h) Other receivables
Deferred tax assets (Note 10)	569	13
Credit on tax on minimum presumed income	84	45
Other tax credits	1	4
Certificates of tax credit	31	41
Prepaid expenses	6	15
Receivables from sale of Sky Argentina S.C.A.	5	11
Various	7	1

Subtotal	703	130
Allowance for other receivables (Exhibit E)	(565)	(13)

	138	117

(*)	With settlement power in their respective jurisdictions and used by the Company to pay taxes there.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Consolidated balance sheets at December 31,

	2002	2001
i) Goodwill

	Original value at beginning of year	Additions	Original Value at year end	Amortization			Net balance 2002	Net balance 2001
				Accumulated at beginning of year	For the year	Accumulated at year end
On the acquisition of Cable Insignia	1	2	3	(1)	—	(1)	2	—
On the acquisition of Soluciones	71	—	71	(61)	(10)	(71)	—	10
On the acquisition of Micro Sistemas	5	—	5	(5)	—	(5)	—	—

Total 2002	77	2	79	(67)	(10)	(77)	2

Total 2001	77	—	77	(49)	(18)	(67)		10

CURRENT LIABILITIES

j) Accounts payable
Vendors	357	881
Advances from customers (Note 4.1.i)	21	22
Capital leases (Note 11)	2	63
Companies Law No. 19550 Sect. 33 and related parties (Note 7.d)	11	105

	391	1,071

k) Compensation and social benefits payable
Vacation, awards and social benefits	41	94
Termination benefits	15	28
Compensation fund	5	11

	61	133

l) Taxes payable
Tax on minimum presumed income	50	—
Income tax (net of payments)	—	31
VAT (net of payments)	27	65
Turnover tax	24	44
Other taxes	16	46

	117	186

m) Other liabilities
Contributions to social programs for Internet access and others	13	28
Repair funds	4	13
Various	8	4

	25	45

NON CURRENT LIABILITIES
n) Accounts payable
Vendors	—	4
Capital leases (Note 11)	—	20

	—	24

o) Compensation and social benefits payable
Termination benefits	18	52
Compensation fund	11	31

	29	83

p) Other liabilities
Retirement benefits	6	15
Lease of international capacity	14	9
Various	9	4

	29	28

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years/twelve month period ended December 31,
	Income (expense)
	2002	2001	2000
q) Net sales
National and international telephone service	2,510	4,453	4,768
Cellular telephone service	1,028	1,809	1,907
Data transmission and Internet	422	640	559
Directories edition	23	102	115

	3,983	7,004	7,349

r) Equity losses from related companies
Latin American Nautilus	(15)	(5)	—
Intelsat Ltd.	—	2	—
Agroconnection	—	(2)	—
Multibrand	—	—	(2)
Nahuelsat	(8)	(1)	—

	(23)	(6)	(2)

s) Depreciation of goodwill
Soluciones,	(10)	(15)	(15)
Micro Sistemas	—	(2)	—
Cable Insignia	—	(1)	—

	(10)	(18)	(15)

t) Financial and holding results Generated by assets
Interest earned on short term investments	(3)	48	65
Interest earned on trade accounts receivable	78	89	79
Foreign currency exchange gains	613	(2)	—
Results from measurement of assets at present value	—	(3)	(3)
Results on holding of national and provincial public bonds by collection	(72)	—	—
Losses on exposure to inflation	(2,073)	—	—
Other financial results	(84)	(13)	22

Total generated by assets	(1,541)	119	163

Generated by liabilities
Interest on debt(*)	(912)	(663)	(644)
Capitalized interest on work in progress and intangible assets	66	103	129
Capitalized foreign currency exchange differences by debt	891	—	—
Results from swaps cancellation	(279)	—	—
Tax on corporate indebtedness	(4)	(15)	(48)
Foreign currency exchange losses	(4,405)	(13)	4
Gains on exposure to inflation	935	—	—
Results from measurement of liabilities at present value	43	—	—
Other financial results	(57)	(34)	(83)

Total generated by liabilities	(3,722)	(622)	(642)

Total financial and holding results	(5,263)	(503)	(479)

u) Other expenses, net
Dismissal indemnities and termination benefits	(48)	(83)	(48)
Reserves for contingencies	(100)	(39)	(46)
Disposal of inventories leased without charge	(22)	—	—
Net income from sale of fixed assets and other income (expense), net	(5)	(7)	(11)

	(175)	(129)	(105)

v) Unusual losses
Tax on bank debits and credits	—	(33)	—

(*)	Includes (9), (11) and (7), respectively, corresponding to the amortization of debt issue costs.

NOTE 6—SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Group uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than three months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The composition of cash and cash equivalents is as follows:

	At December 31,
	2002	2001	2000	1999
Cash and banks	53	96	52	39
Short term investments	1,251	330	637	388

Total of cash and cash equivalents	1,304	426	689	427

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Income tax payments are as follows:

	Years/twelve month period ended December 31,
	2002	2001	2000
Income tax paid	—	233	277

Changes in assets and liabilities by financial statements caption are as follows:

Decrease (increase) in assets
Investments not considered as cash or cash equivalents	55	—	—
Trade accounts receivable	(98)	(223)	(354)
Other receivables	1,027	(137)	65
Inventories	(16)	142	(152)
Other assets	10	4	—

	978	(214)	(441)

Increase (decrease) in liabilities
Accounts payable	(385)	(440)	131
Compensation and social benefits payable	(129)	11	(48)
Taxes payable	(61)	87	(20)
Other liabilities	(25)	(20)	(44)
Reserves	(95)	(41)	(57)

	(695)	(403)	(38)

•	Principal non-cash transactions

The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows, are as follows:

Fixed asset acquisitions financed by debt and accounts payable	11	342	770
Fixed asset acquisitions financed by capital leases	1	9	7
Intangible asset acquisitions financed by accounts payable	—	4	11
Inventories acquisitions financed by accounts payable	—	33	103
Capitalized interest on work in progress and intangible assets	67	103	129
Inventories leased without charge	11	33	161
Transactions with national and provincial public bonds
Trade accounts receivable collections	847	32	—
Income tax payments from 2001 annual filing and minimum presumed income	(46)	—	—
Other taxes payments	(402)	—	—
Accounts payable payments	(222)	—	—

	267	556	1,181

•	Principal investing activities

Acquisition of investments and related intangible assets include the following:

Intelsat Ltd.	—	—	2
Capital contributions to Latin American Nautilus	—	—	(13)
Capital contributions to Agroconnection	—	—	(2)
Advances for the acquisition of shares of Latin American Nautilus	—	—	(2)

	—	—	(15)

Fixed asset acquisitions include the following:

Debt repayment on fixed assets acquired in prior periods	(237)	(598)	(585)

Intangible asset acquisitions include the following:

System development costs	(18)	(59)	(76)
PCS license	(1)	(183)	(185)
Exclusivity rights	(3)	(11)	(28)
Usage rights	(1)	—	(7)
B Band of Paraguay license	(1)	—	—
Websites	—	—	(2)

	(24)	(253)	(298)

Funds used and generated by Investments not considered as cash or cash equivalents are as follows:

Public bonds	99	(9)	196
Proceeds from sales of fixed assets	2	2	11
Investments denominated in foreign currency	—	—	229

	101	(7)	436

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

•	Principal financing activities

The principal components of financing activities are:

	Years/twelve month period ended December 31,
	2002	2001	2000
Corporate bonds	—	356	522
Bank loans and others	18	1,226	1,997

Debt proceeds	18	1,582	2,519

Corporate bonds	—	(218)	(1,466)
Bank loans and others	(42)	(1,213)	(895)
Fixed asset and inventory acquisitions	—	—	(50)

Repayment of debt	(42)	(1,431)	(2,411)

Corporate bonds	(190)	(312)	(412)
Swap contracts collateral	(67)	(292)	—
Bank loans and others	(86)	(142)	(116)
Fixed asset and inventory acquisitions	(98)	(185)	(116)
Tax on corporate indebtedness	(2)	(22)	(55)
Debt issue cost (intangible assets)	—	(4)	(11)

Payment of interest and related expenses	(443)	(957)	(710)

NOTE 7— TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AND CONTROLLING COMPANY AS DEFINED UNDER LAW No. 19550 SECTION 33

a)	Controlling company

Nortel, headquartered at Alicia Moreau de Justo 50, 11th floor, Ciudad Autónoma de Buenos Aires, holds 51% of the Company’s Class “A” shares and 8.47% of the Company’s Class “B” shares (representing 3.74168% of the Company’s shares), which places it in control of the Company under Law No. 19550, Section 33. Ownership of Nortel is equally divided between the Operators.

b)	Related parties

Related parties are those legal entities or individuals other than the controlling company or related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

c)	Management Contract. Suspension of certain services and payment of the Management Fee until the Contract maturity.

In accordance with point 3.1.3 of the Pliego, the Company entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement. The Management Contract would be automatically renewed as long as the Company continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide the Company with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel.

In August 1999, the parties ratified a new five years management contract (“the Contract”, effective since the expiration date of the previous contract) with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period (since the maturity of the exclusivity period of the license, which was on October 9, 1999) upon agreement by all parties.

In October 2001, considering the Argentine economic recession, the Operators granted the Company a temporary decrease of the fee set forth in Point 2.7 of the Contract (“Management Fee”), from 3% to 1.25%, without affecting the services to be provided by the Operators or the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Considering the seriousness and extension of the crisis that affected to Argentina and its impact over Telecom’s situation, the Board of Directors agreed with the Operators to suspend transitorily—except for the provisions of the section referred to as “Management and Know—how” on highly qualified personnel to assist in the management—from April 1, 2002 to December 31, 2002 the rights and obligations of the parties provided for in section II of the Contract, which included the suspension of the accrual and collection of the Management Fee. The latter notwithstanding the special services required by Telecom pursuant to what is specifically provided in the Contract. Likewise, France Cables et Radio S.A. and Telecom Italia SpA. stated that, as the Operators – pursuant to Decree No 62/90, as amended and supplemented—, confirmed their intention to provide Telecom with all the reasonable support and cooperation in order to help Telecom overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

Considering that there is an extension of the causes that motivated the agreement before mentioned, Telecom required the Operators to extend all its terms until the Contract maturity, provided in Point 7.2 of mentioned contract (October, 2004), which has been accepted by the Operators.

d)	Balances with Law No. 19550, Sect. 33 related companies and parties:

Consolidated balance sheets at December 31,

	2002	2001
NON CURRENT ASSETS
Investments
Multibrand (Exhibit C)	—	2

Total with related companies	—	2

CURRENT LIABILITIES
Accounts payable
Multibrand	1	2
Latin American Nautilus	3	1

Total with related companies	4	3

Telecom Italia S.p.A. Argentina branch	—	31
Telesoft S.p.A. Argentina branch	—	11
Saritel S.A.	—	4
Pirelli Cables S.A.I.C.	—	2
Teco Soft Argentina S.A.	1	—
France Cables et Radio Argentina branch	6	39
Tel 3 S.A.	—	4
Sofrecom Argentina S.A.	—	11

Total with related parties	7	102

Total	11	105

e)	Transactions with Law No. 19550, Sect. 33 related companies and parties:

	Years/twelve month period ended December 31,
	2002	2001	2000
	Cost of services provided
• Services received
Multibrand	(3)	(9)	(9)
Latin American Nautilus	(15)	(4)	—
Nahuelsat	(7)	(11)	(3)
Intelsat Ltd.	(8)	(7)	(9)

Subtotal related companies	(33)	(31)	(21)

Telecom Italia S.p.A. Argentina branch	(13)	(118)	(148)
Telesoft S.p.A. Argentina branch	(14)	(35)	(26)
Teco Soft Argentina S.A.	(10)	—	—
Olivetti Argentina S.A.	(2)	(7)	(2)
France Cables et Radio Argentina branch	(14)	(122)	(159)
Sofrecom Argentina S.A.	(9)	(22)	(9)
Tel 3 S.A.	(1)	(7)	(4)
Italtel S.A. (*)	—	—	(2)
Sirti Argentina S.A. (*)	—	—	(7)

Subtotal related parties	(63)	(311)	(357)

Total cost of services provided	(96)	(342)	(378)

	Fixed assets and intangible assets
• Goods purchased
Telesoft S.p.A. Argentina branch	6	50	52
Teco Soft Argentina S.A.	4	—	—

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Pirelli Cables S.A.I.C.	1	2	—
Sofrecom Argentina S.A.	14	33	46
Tel3 S.A.	5	20	28
Olivetti Argentina S.A.	—	2	4
Saritel S.A.	—	4	4
Sirti Argentina S.A.(*)	—	—	44

Total goods purchased to related parties	30	111	178

(*)	Sirti Argentina and Italtel were no longer Telecom Group’s companies since August 2000 and September 2000, respectively.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

f)	Information on companies of the Telecom Group

•	Merger with Internacional

Telintar, a company dissolved and then merged with Internacional, that was then merged into the Company as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of income and asset taxes of approximately $6 million. As the DGI has yet to rule on the company’s claim, the corresponding requested refund has not been recorded.

•	Sale of shares of Agroconnection

On April 24, 2002, the Board of Directors approved the transfer of its interest in Agroconnection (21,428 Class “A” preferred shares) to the remaining shareholders of that company. The transfer price was agreed in $150,000, of which $1,000 were received in cash and the balance will be cancelled by way of a credit to advertise in the Agro Connection S.A. site. This operation was fulfilled on June 28, 2002.

•	Sale of interest in Intelsat Ltd.

On June 6, 2002, the Board of Directors approved the transfer of 200,432 ordinary shares of its whole interest in Intelsat Ltd. (260,432 ordinary shares) in the Initial Public Offering (“IPO”) of its ordinary shares that this company intended to conduct at the NYSE and that would be completed by no later than December 31, 2002. However, the market’s adverse conditions impelled to the cancellation of the IPO, as noticed in January 2003.

NOTE 8—DEBT

Debt consists of the following:

	12.31.02		12.31.01
Current
• Capital
Corporate bonds	5,367		894
Bank loans and others	2,082		783
Fixed asset acquisitions	2,503		643
Inventory acquisitions	507	10,459	100	2,420

• Accrued interest		560		113
• Compensatory interest		34		—

		11,053		2,533

Non-current
• Capital
Corporate bonds	—		2,538
Bank loans and others	141		928
Fixed asset acquisitions	—		845
Inventory acquisitions	—	141	248	4,559

• Accrued interest		3		—

		144		4,559

Total debt		11,197		7,092

Corporate bonds of the Company

The Company issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Global program	Date of issue	Nominal value (in million)			Term, in years	Maturity date	Annual interest rate as a %		Book value at December 31, 2002 (a)	Market value at December 31, 2002
B
Series C	11.15.95	US$	200		7	11.15.02	12.0000		425	136	(e)
Series E	5.5.97	US$	100		8	5.5.05	4.6990	(b)	337	145
Series F	5.30.97	Euro	207	(d)	10	5.30.07	8.8750		731	299
Series H	3.18.98	Euro	207	(d)	10	3.18.08	4.8100	(c)	731	299
Series I	4.8.99	Euro	200		5	4.8.04	8.3750		706	332
Series K	7.1.99	Euro	250		3	7.1.02	7.2500		883	233
D
Series 1	4.7.00	Euro	250		3	4.7.03	7.6250		883	415
Series 2	7.2.01	Euro	190		3	7.2.04	9.5000		671	316

							Capital plus premiums		5,367	2,175

							Accrued payable interest		399
							Compensatory interest		7

									5,773

(a)	Tax on corporate indebtedness is not included.
(b)	The series was issued at LIBOR plus 3.125%.
(c)	6 month LIBOR for Itl plus 1.5%.
(d)	They were originally issued in Italian Lira.
(e)	Last available quotation.

•	Use of financing proceeds

Series C was applied to restructure liabilities and working capital in Argentina. As a result of the repurchase of obligations in 1997 (US$72 million) and retirement of obligations on November 15, 1999 (US$1,873,000), the principal balance outstanding is US$126,127,000.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 & 2 were used to restructure liabilities and for working capital in Argentina.

•	Global debt programs

•	Global program B

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At December 31, 2002 the Company has six series of bonds outstanding under this program.

•	Global programs C and D

The Company has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million (“C”) and one for medium term debt up to US$1,500 million (“D”). At December 31, 2002 the Company has two series of bonds outstanding under program D.

•	Characteristics of corporate bonds

Shareholders granted the Board of Directors the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by the Company, in case that:

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

a)	The Company permits certain liens on assets or revenues in order to offer security for certain debt obligations without offering equal coverage to corporate bonds outstanding.

b)	The Company and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunication services.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Banks loans

•	Syndicated loans to Telecom

Lead bank	Nominal value (in million)		Term, in years	Maturity date	Annual interest rate as a %	Debt amortization	Net book value at 12.31.02
Banc of America	US$	135	3	9.28.03	LIBOR plus 1.625% (year 1) LIBOR plus 1.875% (year 2) LIBOR plus 2.125% (year 3)	At maturity. Pre-payment permitted.	455

							455

At December 31, 2002 LIBOR was 1.38%.

•	Titan financial trust

Personal issued two promissory notes dated August 23, 2000 for US$30 million each, with maturity dates on August 23, 2002 and August 25, 2003, respectively, in favor of Bank of America N.A., Buenos Aires Branch, which were part of the TITAN Telecom Personal 2000 Class I Financial Trust constituted under the zero coupon regime by the mentioned entity according to Law No. 24441 of the Argentine Republic. Simultaneously, Personal and the trustee executed an early cancellation agreement under which Personal, given certain events, agreed to the notes’ early cancellation at their current value and to bear the early termination costs arising from the forward purchase agreements that, under the Trust agreement, trustee should contract as coverage of the dollar revenue coming from the notes’ collection and the disbursements in pesos deriving from its payment obligation under the debt securities.

Subsequently, Personal notified trustee of the occurrence of a fact that constituted an event of default under the terms of the early cancellation agreement. This situation resulted in the submission of a refinancing proposal modifying the Trust’s terms and conditions. Such proposal was accepted by Trustee.

Pursuant to Decree No. 992/02 in relation to the re-organization of the financial system, under which liabilities in dollars of forward contracts were converted into pesos at a rate of US$1= $1.40, Personal notified its intention of suspending the negotiations and the execution of the documentation provided for in the proposal. These facts gave rise to controversies between the parties resulting in the execution of an arbitration agreement.

On November 28, 2002 an arbitration court issued a final and unappealable award for the parties providing that after the passing of Decree No. 992/02, Personal was legally bound to carry out the transactions set forth in the proposal, award which has been duly and timely complied with.

In fulfillment of the award, on December 13, 2002, the parties executed an agreement providing for the termination of the early cancellation agreement and the forward contracts with retroactive effect as of June 13, 2002. By virtue of this, Personal undertook the obligation to bear the forward contracts termination costs for an approximate amount of US$27 million evidenced in four promissory notes denominated in US dollars and governed by the law of the State of New York (the “BofA Promissory Notes”), payable in 18 consecutive quarterly installments after a grace period running from June 13, 2002 to and including December 31, 2003, plus interest at LIBOR plus an annual 3% interest rate payable quarterly as from the expiration of the grace period. Likewise, it was agreed to replace the original

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

promissory notes by a new promissory note for an approximate amount of US$27 million under the terms and conditions set forth by the law of the State of New York (the “Holders’ Promissory Note”) payable on June 13, 2008 plus interest at LIBOR plus an annual 3% interest rate accruing as of June 13, 2002 that will be quarterly paid as from the expiration of the grace period. The agreement provides that LIBOR plus 3% shall not exceed a 10% annual interest rate.

It should be noted that this debt is not excluded from the financial debt total restructuring that the Telecom Group is carrying out together with its creditors.

Valuation and disclosure of debt as of December 31, 2002

According to the Argentine new accounting rules early application, mentioned in Note 4.1.c., Telecom has analyzed the impact of new agreements on the TITAN Financial Trust valuation.

In that respect, pursuant to these accounting rules said agreements have been ranked as debt refinancing, given that the new debt discounted value differs more than 10% from the original debt discounted value. Consequently, and according to the provisions of RT 17, section 4.5.8. “Currency liabilities originated in refinancing”, Telecom recorded the debt reduction existing at the time the mentioned agreements were executed and acknowledged a new debt based upon the best estimate of the sum payable, discounted at a 12% annual rate, which reflects the time value of money and the risks specific to this operation. This refinanced debt was reported as non current loans according to the terms of the new agreement.

This new way of measuring the debt at its present value compared to the original debt recorded value, generated earnings before tax for approximately $43 million during the 2002 fiscal year that were recognized in Results from measurement of liabilities at present value within Financial and holdings results in the consolidated statements of operations.

•	Other bank loans

In addition, the Group is indebted under bank loans for 1,627 (capital and exchange rate differences), bearing an average annual rate of 5.25%, of which 951 belong to the Company.

Fixed asset acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.70%. Some of the more pertinent are:

•	Ceded by ENTel to Telecom

L’Instituto Centrale Per Il Credito a Medio Termine (“Mediocredito Centrale”) granted the Argentine government a loan credit of approximately Euro 103 million to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to the Company rights to this loan credit for approximately Euro 50 million. Reimbursement of the capital used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. The Company is obligated to comply with the loan credit’s terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed the Company for telecommunication services rendered to the

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

government after the date of non-compliance. At December 31, 2002 the balance owed is 139 (capital plus accrued interest), which approximates Euro 39 million.

•	Japan Bank loan to Telecom

On June 29, 1998, the Company signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 million on September 9, 1998 with repayment due on June 15, 2010. At December 31, 2002 the balance owed is 335 (capital plus accrued interest).

Inventory acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.53%.

Derivative financial instruments

As described in Note 4.1.f, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 14, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose.

As a consequence, during FY 2002, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements. The unwinding of these swap arrangements was carried out at its fair value and generated losses of approximately $279 million before income tax which were recognized in Results from swaps cancellation within Financial and holdings results in the Consolidated statements of operations and an increase of Telecom Group’s financial debt position by approximately US$75 million. No cash payments were made to the swap counterparts in connection with the termination of the swap agreements.

NOTE 9—CAPITAL STOCK

As of December 31, 2002, total registered, authorized, issued and outstanding shares were as follows:

Capital stock, $ 1 nominal value and one vote per share
Class “A”	502,034,299
Class “B”	436,323,992
Class “C”	46,022,687

Total	984,380,978

The Company’s shares are publicly quoted and traded on the BCBA and the NYSE. Only Class “B” shares are effectively traded, as Nortel owns all Class “A” shares and Class “C” shares are dedicated to the PPP.

Class “B” shares began trading on the BCBA on March 30, 1992 and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts (“ADR” or “ADS”) upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company’s ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class “B” shares.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

As from July 15, 1997 Class “B” shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

Month	1999	2000	2001	2002	2003
	Price per share (in Argentine pesos as of each date)
January	4.80	7.41	4.48	2.68	2.14
February	5.39	8.37	3.25	2.34	2.48
March	5.44	6.94	3.13	1.79
April	6.85	5.55	3.15	1.15
May	5.69	4.94	3.14	0.74
June	5.50	5.52	3.09	0.60
July	5.39	5.12	1.97	0.68
August	5.63	4.70	1.97	0.74
September	5.42	4.35	1.71	0.70
October	5.50	3.54	1.25	0.99
November	5.85	2.96	1.26	1.59
December	6.88	3.04	1.81	1.69

•	Share ownership program

The PPP, established by the Argentine government, included 10% of the Company’s shares, representing the Class “C” shares transferred to the former employees of ENTel by the government in December 1992. These shares were pledged to guarantee the balance of the sales price owed by the Company’s shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Shares held by the Guaranty and Repurchase Fund (the “Fund”) of the PPP were restricted from sale until an injunction was released. Once the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93 Section 15.

The Shareholders’ Meeting of March 14, 2000 approved the conversion of 52,505,360 Class “C” shares affected to the PPP into Class “B” shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC. As of December 31, 2002, 52,415,411 Class “C” shares have been converted into Class “B” shares.

On September 17, 2002, the Judicial Inspector of the PPP required Telecom to take the necessary steps to convert 15,000,000 Class “C” shares held by the Fund into Class “B” shares since the precautionary measures that affected them had been raised. Telecom replied that a conversion requires a Shareholders’ Meeting and further proposed to obtain judicial authorization so that said Meeting should consider the conversion of all Class “C” shares into Class “B” shares in order to avoid holding successive Meetings every time any shares held by the Fund were released from precautionary measures. The PPP Inspector informed that he had not gotten the judicial authorization yet. The Company is considering this matter.

•	Transfer of Telecom’s listed shares and Corporate bonds to a reduced trading panel

As long as the negative retained earnings absorb the totality of reserves and more than fifty per cent of the adjusted capital stock, because of the serious economic situation described in Note 3, the BCBA resolved to trade Telecom’s listed shares in a reduced trading panel, according to the provisions of Section 38 incise b) of the Rules to List in the BCBA. By the same causes and as a consequence of the suspension of payments of its financial debt, it has also been transferred to a reduced trading panel the trading of the Company’s Corporate bonds, according to the provisions of Section 39 incises a) and c) of the above mentioned Rules.

•	ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. The Company replied to the NYSE informing that the necessary actions would be taken in the corresponding terms, in order to meet the NYSE standards.

However, the NYSE requested Telecom to inform if the measures to correct the minimum average share price would be adopted by the Board of Directors within six month of receipt of the notification or if the issue would be discussed in the next Shareholders’ Meeting.

After ratifying its intention of adopting the provisions necessary to meet the minimum price criterion set forth by the NYSE and, thus, maintain Telecom’s ADRs listing in the market, the NYSE was informed that the issue would be submitted to the Shareholders’ consideration including it in the Agenda of the next Annual Shareholders’ Meeting.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

It should be noted that in the meantime, Telecom’s share price increased and ADRs met once again NYSE’s standards on minimum price per ADR. Therefore, the Board could propose the Shareholders’ Meeting that it should grant the Board the powers to order an increase in the number of shares evidenced by each Telecom ADR (the “Ratio Change”), if it were necessary to comply with the ADR minimum price criterion, or if the Board deemed it convenient.

NOTE 10—INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

•	Income tax

The composition of the income tax recorded in the consolidated statement of operations is the following:

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

	Years/twelve month period ended December 31,
	2002	2001	2000
Current tax (expense) benefit	—	(105)	(87)
Deferred income tax benefit	1,980	57	(23)
Restatement in constant pesos	1,144	(60)	(130)
Deferred income tax (expense) related to the restatement in constant pesos of fixed and other assets	(1,276)	—	—

Subtotal	1,848	(108)	(240)
Allowances for net deferred tax assets	(554)	(3)	—

Total	1,294	(111)	(240)

•	Deferred income tax

Telecom group has accounted for income taxes under the deferral method according to the FACPCE RT 17.

Deferred income tax provision at each year/period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, from tax loss carryforwards and from tax basis of foreign currency exchange differences generated by debts in foreign currency. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, substantially due to differences in depreciation and the tax treatment of capitalized interest and the accounting for inflation in those captions.

To account for these differences, the liability method of accounting is used. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of operations. In these aspects, RT 17 is substantially consistent with SFAS 109 and with IAS 12.

Deferred tax credit recoverable value depends on the existence of future profits subject to income tax sufficient to be used before the legal lapse of the right. In that respect, the management of the Company considers that, due to Decree No. 2568/02 mentioned in Note 3, Telecom’s and Personal’s probability of recovering deferred tax credits was significantly affected generating uncertainty as to its recovery capacity.

Therefore, in accordance with Argentine GAAP and applying a conservative criterion, the management of the Company has decided to reserve the total of Telecom’s and Personal’s deferred tax credits.

The following summarizes the composition of the deferred income taxes:

Consolidated balance sheets at December 31,

	2002	2001
Net current deferred tax assets (liabilities)
Allowance for doubtful accounts receivable	95	168
Capital leases	(1)	24
Reserves	3	4
Fixed assets	(346)	(31)
Intangible assets	(29)	(15)
Capitalized financial results on fixed and intangible assets, net of depreciation	(78)	(20)
Income tax loss carryforward	279	2
Foreign currency exchange differences originated in the devaluation of the peso	64	—
Others	17	20

Total net current deferred tax assets	4	152

Net non current deferred tax assets (liabilities)
Capital leases	—	4
Reserves	49	46
Retirement benefits	2	7
Fixed assets	(1,436)	(369)
Intangible assets	(38)	(26)
Capitalized financial results on fixed and intangible assets, net of depreciation	(284)	(183)
Income tax loss carryforward	1,980	63
Foreign currency exchange differences originated in the devaluation of the peso	292	—

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Others	4	17

Total net non current deferred tax assets (liabilities)	569	(441)

Subtotal net deferred tax assets (liabilities)	573	(289)
Allowances for net deferred tax assets	(560)	(13)

Total net deferred tax assets (liabilities), net of allowances	13	(302)

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

The reconciliation of pre-tax income at the statutory rate, to the income tax expense presented in the consolidated financial statements for the years/period ended December 31, 2002, 2001 and 2000 is as follows:

	Years/period ended December 31,
	2002	2001	2000
Pre-tax income tax calculated at the statutory rate (35%)	1,986	(74)	(209)
Permanent differences
Equity losses from related companies and depreciation of goodwill	(12)	(8)	(6)
PCS license amortization	—	(15)	(9)
Allowances for net deferred tax assets	(554)	(3)	—
Restatement in constant pesos of permanent differences	(114)	—	—
Others, net	(12)	(11)	(16)

	1,294	(111)	(240)

The detail and the expiration date of income tax loss carryforwards calculated at the statutory rate at December 31, 2002 is as follows:

Expiration date	Telecom	Publicom	Personal	Núcleo	Consolidated
2003	—	—	1	—	1
2004	—	—	—	6	6
2005	—	—	2	12	14
2006	—	—	18	—	18
2007	1,804	6	410	—	2,220

Total	1,804	6	431	18	2,259

NOTE 11—CAPITAL LEASES

At December 31, 2002 the Company holds capital leases in the amount of 2, which due dates are within fiscal year 2003. A summary by major class of fixed assets covered by capital leases at December 31, 2002 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	37	3 to 4 years	2, 3 and 6 years
Accumulated depreciation	(27)

Net value	10

NOTE 12—COMMITMENTS AND CONTINGENCIES

•	Purchase commitments

At December 31, 2002, the Group had entered into purchase contracts with domestic and foreign vendors totaling 24 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

•	Contingencies

In the normal course of operations, the Company is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to the Company’s assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate the Company regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to the Company by the issuance of bonds to the Company. At December 31, 2002 pending amounts claimed in legal proceedings total 14.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

In November 1995 the Company, Telefónica, Telintar and the Argentine government were served notice of a complaint by a consumer group, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Communitarios”. The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Court of Appeals rejected some claims and deferred decisions on others until a formal decision is made, being in an evidentiary phase currently.

Court Room No. 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, the Company was served notice about this preliminary injunction and has filed an extraordinary appeal before the Argentine Supreme Court of Justice.

In addition, the recent enactment of Law No. 25561 has adopted an analogous decision by suspending US dollars or foreign currency adjustments clauses adopted under public contracts executed by the National Government, including works and public services.

On October 30, 2002, the CNC, through Resolution No. 1144/02, required the Company not to invoice the municipal taxes increase to its customers and to reimburse them the amounts billed for that concept. The Company has filed an appeal against this resolution.

Although the outcome of the above mentioned contingencies may not be predicted with certainty, the management of the Company and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Company operations or financial position.

NOTE 13—RENEGOTIATION OF CONTRACTS WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

•	the impact of the tariffs upon the competitiveness of the economy and the income distribution;

•	the quality of the services and plans of investments, if they are contractually foreseen;

•	the client’s interests and the possibility to access of the services;

•	the security of the systems;

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

•	the profitability of the business.

Decree No. 293/2002 entitled the Ministry of Economy and Infrastructure to renegotiate all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel. The mentioned decree stated that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission and Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1, 2002.

In order to comply with said renegotiation procedure, the Company duly filed with the Contracts Renegotiation Committee information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies should not modify, directly or indirectly, the prices and tariffs of the public services in the meantime of the renegotiation.

NOTE 14—SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of the Company’s tariffs and the macroeconomic and regulatory uncertainties explained in Note 3, the Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies’ financial debt in Argentina. Notwithstanding this, the Company will continue meeting its obligations related to commercial activity in the ordinary course of business.

As a result of these decisions, as of December 31, 2002, the Telecom Group had principal debt due of US$593 million, Euro 253 million, Yen 5,143 million and $179 million, and accrued interest due of US$45 million, Euro 42 million, Yen 212 million and $11 million. At March 10, 2003, the Telecom Group has principal debt due of US$636 million, Euro 253 million, Yen 5,143 million and $179 million and accrued interest due of US$47 million, Euro 42 million, Yen 248 million and $11 million.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various causes of unfulfillment, among others:

•	Failure to pay principal or interest of the pertinent loan at maturity;

•	Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 million (“cross default” clauses);

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

•	Telecom’s written admission of its inability to meet the commitments at maturity;

•	Any final judgement providing for the payment of an aggregate equal or exceeding US$20 million;

•	Telecom or any of its material subsidiaries filing petition for bankruptcy relief or reorganization proceedings, or request for approval of an out of court agreement with creditors.

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. The parties, their agents or trustees, may elect to exercise this right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2 and 5%.

At March 10, 2003, some creditors of Telecom and Personal with debts exceeding an aggregate of US$20 million have exercised their rights to accelerate their maturity.

The Board of Directors has taken and will continue to take the pertinent measures to preserve the Company’s value and maximize the cash flow. Telecom is working with its financial advisors to develop a comprehensive restructuring plan of all its financial debt and the debt of its subsidiaries in Argentina to propose in due time to its creditors. Likewise, the subsidiary Núcleo is entering into a renegotiation process of its financial debt with its financial creditors.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

In this way, on February 12, 2003 and jointly with Personal, the Company announced their intention to launch cash tender offers for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. The timing and launch of the tender offers are subject to obtaining the approval or authorization from the BCRA (for both the tender offers and the partial interest payments), the CNV, the BCBA and other regulatory authorities, as appropriate. Additionally, the closing of the tender offers will be subject to a number of conditions as described in the documents relating to the tender offers which will be distributed upon the launch of the tender offers.

The tender offers will be open to the holders of all financial debt obligations of Telecom and Personal, including banks and bondholders. Subject to obtaining all necessary regulatory approvals, the tender offers are expected to be launched in March 2003.

The Company and Personal intend to launch modified reverse Dutch auction tender offers for a portion of their financial debt obligations. Under the modified reverse Dutch auction process, the respective purchase prices will be determined by Telecom and Personal, as the case may be, based on offers submitted by holders of the debt obligations within a specified price range. The price range for such modified reverse Dutch auctions is expected to be 43.5% to 50% of the principal amount of the companies’ debt obligations as of June 24, 2002, without giving effect to any accrued but unpaid interest, but will not be finally determined until the launch of the tender offers.

The purchase price will be the lowest price specified by the holders within the price range that will enable Telecom and Personal to use cash of up to the equivalent of US$260 million and US$45 million, respectively, to purchase portions of their financial debt obligations. The purchase price will be paid in the respective currency of such debt obligations. All holders whose offers are accepted will receive the same purchase price.

Publicom also expects to conduct a similar tender offer for its financial indebtedness and to make partial interest payments.

The Company and Personal have also announced that they will each make interest payments on their financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002 and will also each make partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their financial debt obligations for the period from June 25, 2002 through December 31, 2002. The partial interest payments will be paid on all financial debt obligations, independent of creditors’ participation in the tender offers. The partial interest payments are subject to obtaining the necessary regulatory approvals for both the tender offers and the partial interest payments.

The companies are working on the preparation of all the relevant documentation to make all necessary filings and obtain all necessary approvals and authorizations to carry out the tender offers and the partial interest payments as described above. Any further information relating to these transactions shall be published in a timely manner and through appropriate channels.

The tender offers and the partial interest payments are the first steps of the companies’ plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones are acting as dealer managers for the tender offers.

Valuation and disclosure of debt as of December 31, 2002

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above described situation.

In valuation matters, the Group has estimated additional costs for economic penalties of approximately $34 million as of December 31, 2002, which have been included in Debt in the consolidated balance sheets. At March 10, 2003, the modality and opportunity of payment of capital and accrued compensatory interests are the main subjects of the debt restructuring process. So that, and considering the special circumstances out of the Company’s control that led the Group to the suspension of principal and interest payments of all its financial debt, the Company’s legal counsels believe that the Company would have a remote probability of accruing any additional cost at the end of this process.

In disclosure matters, during March 2002, the Company classified its debt considering the original maturities because it had been announced the above mentioned debt restructuring process and no creditor had exercised his right of acceleration of maturities.

As some creditors have exercised these rights at the date of issuance of the consolidated financial statements at June 30, 2002, the management of the Company decided, as from that date, to disclose debt with an original non current maturity as current debt. This was done considering the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized. As of December 31, 2002, this reclassification is approximately $4,813 million. In this way, there are no accounting differences between the Company’s accounting policies and U.S.GAAP (SFAS 78).

NOTE 15—CAUSES OF MANDATORY REDUCTION OF CAPITAL STOCK

Due to the economic-financial situation described in Note 3, the Company has significantly reduced its shareholders’ equity at year-end as a consequence of the losses reported in the present fiscal year, that have absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock.

The future evolution of the Company’s shareholders’ equity depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular,: (a) on the fluctuation of the U.S. dollar exchange rate given its impact in the Group’s liabilities valuation (93% of the consolidated liabilities as of December 31, 2002 is in foreign currency), (b) on the results of the renegotiation of contracts process described in Note 13 due to the effect generated by the devaluation and the “pesification” of Telecom’s tariffs on the Group’s operating results and Telecom’s capacity to generate enough cash flows to face its financial obligations in the current maturity dates and (c) the results on the Group’s debt restructuring process.

As the condition described in the first paragraph continues at March 10, 2003, the Company would have to adopt the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction of capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94 incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when the Company reports a negative

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

shareholders’ equity.

NOTE 16—CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies. For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, the Company takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

Financial expenses related to the acquisition of shares in subsidiaries and subsequent capital contributions have been allocated to voice, data and Internet services.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Consolidated information by business segment for the year ended December 31, 2002

•	Statements of operations

	Voice, data and Internet services	Cellular telephone service	Directories edition	Total by business segment
Net sales	2,932	1,028	23	3,983

Wages and social benefits	(469)	(91)	(23)	(583)
Turnover tax	(90)	(40)	(1)	(131)
Materials and supplies	(143)	(32)	(11)	(186)
Bad debts expense	(128)	(54)	(6)	(188)
Interconnection costs	(140)	—	—	(140)
Settlement outgoing expenses	(102)	—	—	(102)
Lease of circuits	(24)	(17)	—	(41)
Fees for debt restructuring process	(15)	(3)	—	(18)
Fees and counsel services	(14)	(2)	—	(16)
Repayment for services	(70)	(8)	(3)	(81)
Management fees	(23)	—	—	(23)
Advertising	(14)	(14)	—	(28)
Cost of cellular handsets	—	(12)	—	(12)
Agent commissions and card sales	(25)	(21)	—	(46)
Others	(297)	(214)	(4)	(515)

EBITDA (Non-GAAP measures)	1,378	520	(25)	1,873
Depreciation of fixed assets	(1,547)	(412)	(6)	(1,965)
Amortization of intangible assets	(65)	(45)	—	(110)

Operating profit (loss)	(234)	63	(31)	(202)
Equity losses from related companies	(15)	—	(8)	(23)
Depreciation of goodwill	(10)	—	—	(10)
Financial and holding results	(4,243)	(993)	(27)	(5,263)
Other expenses, net	(100)	(58)	(17)	(175)

Net income (loss) before income tax and minority interest	(4,602)	(988)	(83)	(5,673)
Income tax	1,097	184	13	1,294
Minority interest	—	25	—	25

Net income (loss)	(3,505)	(779)	(70)	(4,354)

Profitability margins (%)
EBITDA (Non-GAAP measures)	47.0	50.6	(108.7)	47.0
Operating margin	(8.0)	6.1	(134.8)	(5.1)
Pretax profit (loss)/Net sales	(157.0)	(96.1)	(360.9)	(142.4)
Net income (loss)/Net sales	(119.5)	(75.8)	(304.3)	(109.3)
ROA (Operating profit (loss)/total assets at beginning of fiscal year) (on an annual basis)	(2.1)	1.9	(20.0)	(1.4)
ROE (Net income (loss)/Shareholders’ equity less net income (loss)) (on an annual basis)	—	—	—	(84.3)

• Equity information

Net balance of fixed assets (Exhibit A)	7,823	1,787	8	9,618
Net balance of intangible assets (Exhibit B)	176	757	4	937
Investment in fixed assets (Exhibit A)	172	63	1	236
Investment in intangible assets (Exhibit B)	1	26	—	27
Fixed assets depreciation (Exhibit A)	(1,547)	(415)	(6)	(1,968)
Intangible assets amortization (Exhibit B)	(72)	(50)	—	(122)

• Statements of cash flows

Cash flows provided by operating activities	1,288	367	—	1,655

Investing activities
Fixed assets and intangible assets acquisitions	(258)	(153)	—	(411)
Other investments not considered as cash or cash equivalents	111	(10)	—	101

Total cash flows used for investing activities	(147)	(163)	—	(310)

Financing activities
Proceeds and repayments of debt, net	(4)	(20)	—	(24)
Payment of interest and related expenses	(354)	(88)	(1)	(443)
Cash and cash equivalents transfer between segments	(84)	84	—	—

Total cash flows provided by (used for) financing activities	(442)	(24)	(1)	(467)

Increase in cash and cash equivalents	699	180	(1)	878
Cash and cash equivalents at the beginning of year	354	70	2	426

Cash and cash equivalents at year end	1,053	250	1	1,304

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Consolidated information by business segment for the year ended December 31, 2001

•	Statements of operations

	Voice, data and Internet services	Cellular telephone service	Directories edition	Total by business segment
Net sales	5,093	1,809	102	7,004

Wages and social benefits	(875)	(177)	(89)	(1,141)
Turnover tax	(161)	(68)	(4)	(233)
Materials and supplies	(284)	(37)	(26)	(347)
Bad debts expense	(403)	(134)	(26)	(563)
Interconnection costs	(212)	—	—	(212)
Settlement outgoing expenses	(70)	—	—	(70)
Lease of circuits	(37)	(31)	—	(68)
Fees and counsel services	(28)	(9)	—	(37)
Repayment for services	(138)	(15)	(24)	(177)
Management fees	(229)	—	—	(229)
Advertising	(131)	(46)	(2)	(179)
Cost of cellular handsets	—	(113)	—	(113)
Agent commissions and card sales	(48)	(65)	—	(113)
Others	(430)	(372)	(11)	(813)

EBITDA (Non-GAAP measures)	2,047	742	(80)	2,709
Depreciation of fixed assets	(1,282)	(391)	(4)	(1,677)
Amortization of intangible assets	(70)	(63)	—	(133)

Operating profit (loss)	695	288	(84)	899
Equity losses from related companies	(6)	—	—	(6)
Depreciation of goodwill	(17)	(1)	—	(18)
Financial and holding results	(358)	(145)	—	(503)
Other expenses, net	(98)	(22)	(9)	(129)
Unusual losses	(26)	(7)	—	(33)

Net income (loss) before income tax and minority interest	190	113	(93)	210
Income tax	(85)	(59)	33	(111)

Net income (loss)	105	54	(60)	99

Profitability margins (%)
EBITDA (Non-GAAP measures)	40.2	41.0	(78.4)	38.7
Operating margin	13.6	15.9	(82.4)	12.8
Pretax profit (loss)/Net sales	3.7	6.2	(91.2)	3.0
Net income (loss)/Net sales	2.1	3.0	(58.8)	1.4
ROA (Operating profit (loss)/total assets at beginning of fiscal year) (on an annual basis)	5.8	8.2	(59.2)	5.8
ROE (Net income (loss)/Shareholders’ equity less net income (loss)) (on an annual basis)	—	—	—	1.8

• Equity information

Net balance of fixed assets (Exhibit A)	8,708	1,814	13	10,535
Net balance of intangible assets (Exhibit B)	249	780	4	1,033
Investment in fixed assets (Exhibit A)	722	297	7	1,026
Investment in intangible assets (Exhibit B)	15	66	—	81
Fixed assets depreciation (Exhibit A)	(1,282)	(391)	(4)	(1,677)
Intangible assets amortization (Exhibit B)	(77)	(67)	—	(144)

• Statements of cash flows

Cash flows provided by (used for) operating activities	1,981	430	4	2,415

Investing activities
Fixed, intangible asset and investment acquisitions	(848)	(546)	(7)	(1,401)
Other investments not considered as cash or cash equivalents	(7)	—	—	(7)

Total cash flows used for investing activities	(855)	(546)	(7)	(1,408)

Financing activities
Proceeds and repayments of debt, net	40	107	4	151
Payment of interest and related expenses	(811)	(146)	—	(957)
Dividends paid	(464)	—	—	(464)
Cash and cash equivalents transfer between segments	(218)	218	—	—

Total cash flows provided by (used for) financing activities	(1,453)	179	4	(1,270)

Increase (decrease) in cash and cash equivalents	(327)	63	1	(263)
Cash and cash equivalents at the beginning of year	682	7	—	689

Cash and cash equivalents at year end	355	70	1	426

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Consolidated information by business segment for the twelve month period ended December 31, 2000

•	Statements of operations

	Voice, data and Internet services	Cellular telephone service	Directories edition	Total by business segment
Net sales	5,327	1,907	115	7,349

Wages and social benefits	(845)	(164)	(89)	(1,098)
Turnover tax	(160)	(59)	(4)	(223)
Materials and supplies	(323)	(28)	(31)	(382)
Bad debts expense	(216)	(111)	(7)	(334)
Interconnection costs	(301)	—	—	(301)
Settlement outgoing expenses	(94)	—	—	(94)
Lease of circuits	(40)	(24)	—	(64)
Fees and counsel services	(39)	(15)	—	(54)
Repayment for services	(124)	(23)	(7)	(154)
Management fees	(286)	—	—	(286)
Advertising	(152)	(55)	(2)	(209)
Cost of cellular handsets	—	(175)	—	(175)
Agent commissions and card sales	(72)	(221)	—	(293)
Others	(439)	(334)	(11)	(784)

EBITDA (Non-GAAP measures)	2,236	698	(36)	2,898
Depreciation of fixed assets	(1,294)	(286)	(4)	(1,584)
Amortization of intangible assets	(64)	(52)	—	(116)

Operating profit (loss)	878	360	(40)	1,198
Equity losses from related companies	(2)	—	—	(2)
Depreciation of goodwill	(15)	—	—	(15)
Financial and holding results	(325)	(154)	—	(479)
Other expenses, net	(96)	(7)	(2)	(105)

Net income (loss) before income tax and minority interest	440	199	(42)	597
Income tax	(183)	(72)	15	(240)
Minority interest	—	2	—	2

Net income (loss)	257	129	(27)	359

Profitability margins (%)
EBITDA (Non-GAAP measures)	42.0	36.6	(31.3)	39.4
Operating margin	16.5	18.9	(34.8)	16.3
Pretax profit (loss)/Net sales	8.3	10.4	(36.5)	8.1
Net income (loss)/Net sales	4.8	6.8	(23.5)	4.9
ROA (Operating profit (loss)/total assets at beginning of fiscal year) (on an annual basis)	7.2	12.4	(30.5)	7.8
ROE (Net income (loss)/Shareholders’ equity less net income (loss)) (on an annual basis)	—	—	—	6.6

• Equity information

Net balance of fixed assets (Exhibit A)	9,336	1,911	10	11,257
Net balance of intangible assets (Exhibit B)	311	778	7	1,096
Investment in fixed assets (Exhibit A)	1,307	672	4	1,983
Investment in intangible assets (Exhibit B)	63	74	—	137
Fixed assets depreciation (Exhibit A)	(1,294)	(286)	(4)	(1,584)
Intangible assets amortization (Exhibit B)	(71)	(52)	—	(123)

• Statements of cash flows

Cash flows provided by (used for) operating activities	2,327	201	6	2,534

Investing activities
Non current investments and related intangible asset acquisitions	(15)	—	—	(15)
Fixed asset and intangible asset acquisitions	(1,188)	(607)	(4)	(1,799)
Other investments not considered as cash or cash equivalents	436	—	—	436

Total cash flows used for investing activities	(767)	(607)	(4)	(1,378)

Financing activities
Proceeds and repayments of debt, net	(254)	364	(2)	108
Payment of interest and related expenses	(581)	(129)	—	(710)
Dividends paid	(292)	—	—	(292)
Cash and cash equivalents transfer between segments	(137)	137	—	—

Total cash flows provided by (used for) financing activities	(1,264)	372	(2)	(894)

Increase (decrease) in cash and cash equivalents	296	(34)	—	262
Cash and cash equivalents at the beginning of period	388	39	—	427

Cash and cash equivalents at period end	684	5	—	689

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTE 17—CONSOLIDATED QUARTERLY INFORMATION (unaudited)

Quarter ended	Net sales	EBITDA (Non- GAAP measures)	Operating profit	Net financial and holding results— income (loss)	Net income (loss)
Year 2002:
March 31,	1,354	621	78	(5,381)	(3,715)
June 30,	923	393	(121)	(1,489)	(904)
September 30,	851	393	(132)	1,051	479
December 31,	855	466	(27)	556	(214)

	3,983	1,873	(202)	(5,263)	(4,354)

Year 2001:
March 31,	1,783	690	249	(122)	68
June 30,	1,728	691	236	(121)	21
September 30,	1,805	741	283	(121)	49
December 31,	1,688	587	131	(139)	(39)

	7,004	2,709	899	(503)	99

Year 2000:
March 31,	1,797	727	321	(113)	98
June 30,	1,858	738	325	(130)	128
September 30,	1,863	727	308	(121)	67
December 31,	1,831	706	244	(115)	66

	7,349	2,898	1,198	(479)	359

NOTE 18—RELEVANT ADDITIONAL INFORMATION

The management of the Company considers useful to include the following information in order to facilitate the analysis and understanding of the main business variables and, particularly, the way in which the restatement in constant pesos process has impacted in sales, operating costs, EBITDA (Non-GAAP measures), financial and holding results and the different captions of the consolidated statement of cash flows. The reconciliation, on a line by line basis, of these historical figures to inflation adjusted amounts as required by Argentine GAAP is included in Exhibit J. The historical amounts, which have been used to determine the figures in constant pesos at December 31, 2002, 2001 and 2000, are as follows:

So that, the historical amounts, which have been used to determine the figures in constant pesos at December 31, 2002, 2001 and 2000, are as follows:

•	CONSOLIDATED NET SALES

	Years/twelve month period ended December 31,
	2002	2001	2000
National basic telephone service
Local measured service	439	439	423
DLD measured service	370	377	434
Monthly basic charges	494	553	540
Supplementary services (monthly charges)	95	112	128
Installation fees	17	24	22
Public telephones	152	172	199
Interconnection fixed	104	81	145
Interconnection cellular	32	19	34
Lease of lines and circuits fixed	15	22	14
Lease of lines and circuits cellular	18	17	16
Others	50	69	44

Total National basic telephone service	1,786	1,885	1,999

International telephone service
Outgoing revenues	136	123	132
Settlement revenues (net)	75	33	54

Total International telephone service	211	156	186

Data transmission
Terrestrial network	84	68	70
Lease of data circuits	25	35	32
Internet traffic	107	95	76
International connectivity	66	40	34
Others	17	24	20

Total Data transmission	299	262	232

Internet
Internet monthly fee	46	31	24

Total Internet	46	31	24

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

	Years/twelve month period ended December 31,
	2002	2001	2000
Cellular telephony
• Personal
Monthly fee and measured service	236	303	318
Pre-paid card	124	106	66
Calling Party Pays	225	245	304
Others	102	114	128

	687	768	816

• Núcleo
Monthly fee and measured service	50	17	15
Pre-paid card	28	8	11
Calling Party Pays	82	32	29
Others	16	4	3

	176	61	58

Total cellular telephony	863	829	874

Total directories edition	23	47	53

Total historical net sales	3,228	3,210	3,368
Restatement in constant pesos	755	3,794	3,981

Total net sales in constant pesos	3,983	7,004	7,349

• CONSOLIDATED OPERATING COSTS WITHOUT DEPRECIATION AND AMORTIZATION
Wages and social benefits	(461)	(523)	(503)
Taxes	(77)	(86)	(75)
Taxes on bank debits and credits(*)	(37)	—	—
Turnover tax	(107)	(107)	(102)
Materials and supplies	(143)	(159)	(175)
Transport and freight	(31)	(44)	(40)
Bad debt expense	(127)	(258)	(153)
Interconnection costs	(112)	(97)	(138)
Settlement outgoing expenses	(83)	(32)	(43)
Lease of circuits	(41)	(31)	(29)
Fees for debt restructuring process	(18)	—	—
Fees and counsel services	(13)	(17)	(25)
Repayment for services	(65)	(81)	(71)
Management fees	(13)	(105)	(131)
Advertising	(22)	(82)	(96)
Cost of cellular handsets	(10)	(52)	(80)
Agent commissions and card sales	(41)	(52)	(134)
Other	(273)	(242)	(245)

Total historical operating costs without depreciation and amortization	(1,674)	(1,968)	(2,040)
Restatement in constant pesos	(436)	(2,327)	(2,411)

Total operating costs without depreciation and amortization in constant pesos	(2,110)	(4,295)	(4,451)

• CONSOLIDATED EBITDA (Non-GAAP measures)
Historical net sales	3,228	3,210	3,368
Historical operating costs without depreciation and amortization	(1,674)	(1,968)	(2,040)

Historical EBITDA (Non-GAAP measures)	1,554	1,242	1,328
Restatement in constant pesos	319	1,467	1,570

EBITDA (Non-GAAP measures) in constant pesos	1,873	2,709	2,898

• CONSOLIDATED FINANCIAL AND HOLDING RESULTS
Interest earned on short term investments and trade accounts receivable	119	63	66
Foreign currency exchange gains	768	(1)	—
Results on holding of national and provincial public bonds by collection	(32)	—	—
Other financial results	11	(6)	7

Historical financial results generated by assets	866	56	73
Restatement in constant pesos	(2,407)	63	90

Financial and holding results in constant pesos generated by assets	(1,541)	119	163

Interest on debt	(784)	(304)	(295)
Foreign currency exchange losses	(7,949)	(6)	2
Results from swap cancellation	(247)	—	—
Other financial results	(16)	(22)	(60)

Historical financial results generated by liabilities	(8,996)	(332)	(353)
Restatement in constant pesos	4,317	(393)	(418)

Financial and holding results in constant pesos generated by liabilities	(4,679)	(725)	(771)

Capitalized interest on work in progress and intangible assets in constant pesos	66	103	129
Capitalized foreign currency exchange differences by debt for fixed assets acquisition in constant pesos	891	—	—

Total financial and holding results in constant pesos	(5,263)	(503)	(479)

(*)	At December’01 were disclosed in unusual losses.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

•	CONSOLIDATED STATEMENT OF CASH FLOWS

	Years/twelve month period ended December 31,
	2002	2001	2000
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss) in constant pesos	(4,354)	99	359
Depreciation of fixed assets and amortization of intangible assets in constant pesos	2,075	1,810	1,700
Historical foreign currency exchange differences by assets	200	—	—
Other results and a decrease or increase in assets and liabilities	3,691	(787)	(897)

Total historical cash flows provided by operating activities	1,612	1,122	1,162
Restatement in constant pesos	43	1,293	1,372

Total cash flows provided by operating activities in constant pesos	1,655	2,415	2,534

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset and intangible asset acquisition	(294)	(642)	(825)
Investments not considered as cash or cash equivalents	114	(3)	193

Total historical cash flows used for investing activities	(180)	(645)	(632)
Restatements in constant pesos	(130)	(763)	(746)

Total cash flows used for investing activities in constant pesos	(310)	(1,408)	(1,378)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Proceeds and repayments of debt, net	(21)	69	49
Payment of interest and related expenses	(302)	(439)	(325)
Dividends paid	—	(213)	(134)

Total historical cash flows used for financing activities	(323)	(583)	(410)
Restatement in constant pesos	(144)	(687)	(484)

Total cash flows used for financing activities in constant pesos	(467)	(1,270)	(894)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS in constant pesos	878	(263)	262
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD in constant pesos	426	689	427

CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END in constant pesos	1,304	426	689

NOTE 19—UNCONSOLIDATED INFORMATION

The following is a summary of financial unconsolidated information of the Company:

•	Balance sheets

	At December 31,
	2002	2001
ASSETS
CURRENT ASSETS
Cash and banks	34	66
Investments	1,187	316
Trade accounts receivable	382	986
Other receivables	53	561

Total current assets	1,656	1,929

NON-CURRENT ASSETS
Trade accounts receivable	—	2
Other receivables	79	41
Investments	539	1,402
Fixed assets	7,821	8,707
Intangible assets	176	249
Goodwill	—	10

Total non-current assets	8,615	10,411

Total assets	10,271	12,340

LIABILITIES
CURRENT LIABILITIES
Accounts payable	275	829
Debt	8,847	1,560
Compensation and social benefits payable	55	109
Taxes payable	84	129
Other liabilities	22	45
Reserves	6	8

Total current liabilities	9,289	2,680

NON-CURRENT LIABILITIES
Accounts payable	—	9
Debt	—	3,841
Compensation and social benefits payable	29	83
Taxes payable	—	428
Other liabilities	29	28
Reserves	103	106

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Total non-current liabilities	161	4,495

Total liabilities	9,450	7,175
TEMPORARY DIFFERENCES FROM TRANSLATION	10	—
SHAREHOLDERS’ EQUITY	811	5,165

Total liabilities and Shareholders’ equity	10,271	12,340

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

•	Statements of operations

	Years/twelve month period ended December 31,
	2002	2001	2000
Net sales	3,048	5,267	5,440
Cost of services provided	(2,285)	(2,743)	(2,763)

Gross profit	763	2,524	2,677
Administrative expenses	(152)	(308)	(271)
Sales expenses	(741)	(1,386)	(1,309)

Operating profit	(130)	830	1,097
Equity losses from related companies	(1,009)	(104)	(125)
Depreciation of goodwill	(10)	(17)	(15)
Financial and holding results	(4,201)	(351)	(308)
Other expense, net	(99)	(98)	(76)
Unusual losses	—	(26)	—

Net income (loss) before income tax	(5,449)	234	573
Income tax	1,095	(135)	(214)

Net income (loss)	(4,354)	99	359

•	Statements of cash flows

	Years/twelve month period ended December 31,
	2002	2001	2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,283	2,000	2,441
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Non current investments and related intangible assets acquisitions	—	(264)	(385)
Fixed asset acquisitions	(254)	(825)	(1,040)
Intangible asset acquisitions	(3)	(15)	(41)
Other investments not considered as cash or cash equivalents	27	2	460

Total cash flows used for investing activities	(230)	(1,102)	(1,006)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Debt proceeds	—	635	1,310
Repayment of debt	(4)	(587)	(1,573)
Payment of interest and related expenses	(354)	(811)	(572)
Dividends paid	—	(464)	(292)

Total cash flows used for financing activities	(358)	(1,227)	(1,127)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	695	(329)	308
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR/PERIOD	354	683	375

CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END	1,049	354	683

NOTE 20—DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements a summary of the principal differences between Argentine and U.S.GAAP.

These financial statements have been prepared assuming the Company will continue as a going concern. The condition described in Notes 3, 13, and 14 affected the Company’s operations and ability to pay its financial obligations. Management’s plan in regard to these matters, as the renegotiations of Telecom’s tariffs and the restructuring of the financial debt of the Company, are described in Notes 13, 14 and 22. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of these uncertainties.

In recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

The Company has also considered SFAS No. 141 “Business Combinations”, SFAS No. 142 “Goodwill and Other Intangible Assets”, SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” and SFAS No. 147 “Acquisitions of Certain Financial Institutions—an amendment of FASB

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Statements No. 72 and 144 and FASB Interpretation No. 9”, which were effective for the Company during the year ended December 31, 2002.

Pursuant to the Company’s analysis, the remaining differences between Argentine and U.S.GAAP are grouped as follows:

1.	Differences related to measurement unit

•	Restatement of Financial Statements for Wholesale Price Index changes

As described in Note 4.1.d, the accompanying financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects. However, in general, U.S.GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S.GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method. U.S.GAAP only allows for the restatement of financial statements in countries with highly inflationary economies as defined by U.S.GAAP.

Notwithstanding the above, the SEC does not require for those companies that prepare its financial statements under local standards, the elimination of the restatement in constant pesos in the reconciliation of Argentine GAAP to U.S.GAAP. As a consequence of that, the reconciliation of net income and shareholders’ equity prepared under local standards to U.S.GAAP does not include a reconciling item for this issue.

2.	Differences related to the disclosure criteria

•	Other expenses, net in the Consolidated statements of operations

Under U.S.GAAP the following items included in the financial statement caption “Other expenses, net” would have been reclassified as a deduction from Operating profit:

	Years/twelve month period ended December 31,
	2002	2001	2000
	Income (expense)
Termination benefits	(48)	(83)	(48)
Reserves for contingencies	(100)	(39)	(46)

Total	(148)	(122)	(94)

•	Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets

The Company has classified its deferred tax balances as current or non current, considering the moment that the temporary differences will be realized and the expected moment that deferred tax assets related to carryforwards will be used. However, under U.S.GAAP, deferred tax assets and liabilities shall be classified as current or non current based on the classification of the related asset or liabilities for financial reporting, while deferred tax assets related to carryforwards shall be classified according to their expected reversal date.

The effects of classification of deferred tax assets and liabilities as required under U.S.GAAP, before considering the tax effects originated by the differences mentioned in point 3, are as follows:

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

	Net deferred tax assets (liabilities)
	Current	Non current	Total
Amounts per consolidated balance sheets at December 31, 2002	4	9	13
Reclassification of deferred tax assets and liabilities	—	—	—

Revised amounts under per U.S.GAAP at December 31, 2002 (*)	4	9	13

Revised amounts under per U.S.GAAP at December 31, 2001	218	(520)	(302)

(*)	Under U.S.GAAP, a valuation allowance for the total amount of this tax credit has been recorded (see “Recoverability of tax credits” described in 3 below).

•	Classification of financial indebtedness as of December 31, 2001

As described in Note 14, the Board of Directors resolved the suspension of the principal and interest payments of all its financial debt and its controlled companies’ financial debt in Argentina during the year 2002.

Most of the loan agreements and issuance of Corporate bonds include provisions defining numerous events of default; the occurrence of any of these events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event.

As at the moment of issuance of the consolidated financial statements as of December 31, 2001 no bank, agent or trustee had exercised the mentioned right, the Company classified at such date under Argentine GAAP its debt considering the original maturities. However, U.S.GAAP, under SFAS 78, privilege the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized and, therefore, under U.S.GAAP the total financial debt as of December 31, 2001 affected by the events of default has been disclosed as current liabilities.

As of December 31, 2002, there are no differences between the Company’s accounting policies and U.S.GAAP because the management of the Company has disclosed its debt with an original non current maturity as current debt at such date as some creditors have exercised these rights at March 10, 2003.

3.	Differences related to valuation criteria

•	Valuation of assets and liabilities in foreign currency as of December 31, 2001

As a result of the Argentine economic situation mentioned in Note 3, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

In that respect, Argentine GAAP required that the companies recognized their assets and liabilities denominated in U.S. dollars using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S.GAAP required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date, according to the American Institute of Certified Public Accountants’ International Task Force, based on SFAS 52 and the Emerging Issues Task Force D-12 (the “Israeli case”). On January 11, 2002, the opening date of the free exchange market, the Banco de la Nación Argentina published the first exchange rate of the free market at $ 1.60, and $ 1.40 to US$ 1 for selling and purchasing prices, respectively.

During the year ended December 31, 2002, this foreign currency exchange loss recognized under U.S.GAAP at the end of fiscal year 2001, was recorded in net income (loss) for Argentine GAAP purposes; so at December 31, 2002 there is no difference between Argentine GAAP and U.S.GAAP for the valuation of assets and liabilities in foreign currency.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

The summary of principal adjustments to U.S.GAAP corresponding to the year ended December 31, 2002 includes a reconciling item for the difference in the timing of the recording of such losses.

•	Accounting for customer acquisition costs

Some of the changes in the Company’s policy for accounting in fiscal year 2000, meant modifications related to the accounting value for customer acquisition costs under Argentine GAAP and U.S.GAAP.

Argentine GAAP requires a restatement of previously reported net income and shareholders’ equity, meanwhile U.S.GAAP does not permit such a restatement, requiring the accrued effect recognition in the year in which take place the application of the new accounting policy.

Therefore, net income and shareholders’ equity of prior periods include a reconciling item due to difference in the timing of recording of the effects of the change in customer acquisition costs between Argentine and U.S.GAAP.

•	Accounting for Derivative Instruments and hedging activities

As described in Note 4.1.c, the Group has adopted the new accounting standards on an early basis as from this fiscal year which include particular standards related to measurement and exposure of derivative financial instruments.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

These new domestic accounting standards and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments, except for the following differences included in the reconciling information for US GAAP:

a)	the changes in accounting measurement of derivative financial instruments cash flow hedge are charged to a specific account called “Temporary measurement differences of derivative instruments determined as an effective hedge” within the balance sheet as per domestic accounting standards, while US GAAP provide for their charge to OCI in Shareholders’ equity; and

b)	although both standards provide for prospective application thereof as from their initial application, there are differences in their accounting effect in previous years, as a result of a difference in the effective date of both standards.

•	Capitalization of foreign currency exchange differences related to debt for fixed assets acquisitions

As described in Note 4.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes financial interest generated by such loans, allowing for the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

•	Valuation of inventories and raw materials

As described in Note 4.2.f and 4.2.g, inventories and raw materials included in Other assets, have been valued at their replacement cost at each year/period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

•	Valuation of debt due to TITAN Financial Trust

As stated in Note 8, the financial debt due to the new TITAN Financial Trust, under local accounting standards, was valued at its current value, which arises from discounting the total amount payable at a 12% rate p.a.. Under U.S.GAAP, this valuation criterion at its current value is not allowed, since debts must be valued at their nominal value by adding, when applicable, accrued interest at each year/period end.

•	Foreign currency translation

Under Argentine GAAP and as indicated in Note 4.1.b., the equity investments of the Company in foreign companies have been translated into Argentine pesos at the exchange rate at each year/period end, in accordance with FACPCE RT 18. Likewise, and according to that RT, the results generated by the mentioned translation have been recognized in the caption Temporary differences from translation in the consolidated balance sheets.

Notwithstanding, SFAS 52 requires the functional currency definition corresponding to equity investments in foreign companies and, if corresponds, the measurement of these investments in functional currency, before the translation of the assets and liabilities of the foreign companies into exchange rate at year/period end.

This measurement is required if the functional currency is different from the currency of the country in which a parent company has the investment and generates exchange rate differences that are recognized as income/expense. Likewise, SFAS 52 states that the results from translation from functional currency to reporting currency, the

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Argentine peso for the Company, have to be recognized in OCI within a Shareholders’ equity.

•	Other monetary receivables and liabilities, valued at net present value

As indicated in Note 4.1.c, the new accounting standards anticipate the valuation of other receivables and liabilities, at the net present value, using a discount rate which reflects the time value of the money and the specific risks of those receivables and liabilities. Under U.S.GAAP, the criteria for valuation at net present value is not permitted, because the balances in the balance sheet and the transactions are expressed at historical cost.

•	Revenue recognition

As described in Note 4.1.i, the Company recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, “Revenue recognition” of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful life of customers, except when the cost is higher than the revenue, in which case the excess cannot be deferred.

Since the Company’s installation costs exceed the related revenues, the Company believes such difference of criterion has no impact on the reconciliation of net income and shareholders’ equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

•	Recoverability of tax credits

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, as indicated in Note 10, the management of Telecom considers that, as a consequence of the Decree No. 2568/02, which established the deferral of the initial exchange rate difference ($1.40 by US$1) for the income tax, the probable recoverability of deferred tax credits of Telecom and Personal have been significantly affected, generating an uncertainty about the possibility of recoverability.

Therefore, as required by Argentine GAAP, and with a prudent criteria, the management of Telecom has decided to record a valuation allowance, in addition to the amount in its controlled company Núcleo, the total of net deferred tax credits corresponding to Telecom and Personal as of December 31, 2002.

However, SFAS 109 states more specific and strict rules to evaluate tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a total or partial valuation allowance is needed or not. For example, negative evidence includes: a) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and b) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in single year.

Nevertheless, the economic-financial projections as evidence of the probable tax credits recoverability of Publicom and the tax credits

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

related to the minimum presumed income tax of the Group, considering the complex macroeconomic context and the uncertainties that affect the Group business, under U.S.GAAP, they would not be considered sufficient positive evidence for the recoverability of these assets. Likewise, following the provisions of SFAS 109 and adopting a prudent position, the management of Telecom, in the reconciliation to U.S.GAAP as of December 31, 2002, has considered a valuation allowance for the total amount of tax credits above mentioned.

•	Recoverability of intangible assets with indefinite useful life—PCS license

As indicated in Notes 4.1.c.5 and 4.2.i., the Company has suspended under Argentine GAAP the amortization of the PCS license as from fiscal year 2002 in accordance with the new Argentine accounting standards, because it is an intangible with indefinite useful life.

In that respect, in accordance with Argentine GAAP, the Company has assessed whether the carrying amount of the intangible asset is recoverable by estimating the sum of the undiscounted future cash flows expected to result from such asset.

However, U.S.GAAP, under SFAS No. 142, require that intangible assets with indefinite useful life are not amortized, but be tested for impairment comparing its book value to its estimated fair value. To determine its fair value, the management of the Company has discounted the mentioned future cash flows based on Company’s economic-financial projections.

Based on these methodologies, the management of the Company believes that the book value of PCS license does no exceed its recoverable value under both Argentine and U.S.GAAP as of December 31, 2002.

•	Reconciliation of net income and shareholders’ equity to U.S.GAAP

The following table summarizes the principal adjustments to net income (loss) and shareholders’ equity had U.S.GAAP been applied rather than Argentine GAAP:

	Years/twelve month period ended December 31,
	2002			2001			2000
	Net income (loss)	Accumulated OCI	Shareholders’ equity (deficit)	Net income(loss)	Accumulated OCI (loss)	Shareholders’ equity	Net income (loss)		Accumulated OCI (loss)	Shareholders’ equity
Amounts per consolidated financial statements	(4,354)	—	811	99	—	5,165	359		—	5,530
U.S.GAAP adjustments
Increase (decrease) as a result of:
• Valuation of assets and liabilities in foreign currency as of December 31, 2001	3,526	—	—	(3,526)	—	(3,526)	—		—	—
• Cumulative-effect on prior years of customer acquisition costs, net of tax effect	—	—	—	—	—	—	(52)		—	—
* Derivative financial instruments	—	—	—	— (a)	(207)	(207)	—	(a)	(48)	(48)
* Foreign currency exchange differences capitalized in fixed assets	(757)	—	(757)	—	—	—	—		—	—
* Valuation of inventories and raw materials	(5)	—	(5)	—	—	—	—		—	—
• Valuation of TITAN Financial Trust	(43)	—	(43)	—	—	—	—		—	—
* Foreign currency translation	43	38	81	—	—	—	—		—	—
• Other receivables and liabilities in currency valued at net present value	—	—	6	3	—	6	3		—	3
* Tax effects on U.S.GAAP adjustments	(953)	—	282	1,235	72	1,307	—		17	17
* Valuation allowance for tax credits	902	—	(385)	(1,287)	—	(1,287)	—		—	—

Amounts per consolidated financial Statements per U.S.GAAP	(1,641)	38	(10)	(3,476)	(135)	1,458	310		(31)	5,502

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

(a)	The derivative financial instruments have been effective during the year/period ended December 31, 2001 and 2000, respectively. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during this year/period.

SFAS 130, effective in the United States of America, established standards for reporting and display of Comprehensive income, which comprises of Net income and OCI. This statement requires that an enterprise classify items of OCI by their nature and display the accumulated balance of OCI separately from the other concepts in the equity section of a statement of financial position.

The change in the accumulated OCI (loss) for the years/twelve month period ended December 31, 2002, 2001 and 2000 is presented below, net of income tax effects:

	Years/twelve month period ended December 31,
	2002	2001	2000
Balances at the beginning of period	(135)	(31)	—
Cumulative-effect-type adjustment on prior year of SFAS 133, net of tax effect	—	—	(44)
Derivative financial instruments
Change on derivative financial instruments	(138)	(303)	(275)
Reclassification into earnings	346	144	292
Foreign currency translation	38	—	—
Tax effect	(73)	55	(4)

Balances at period end	38	(135)	(31)

Net income (loss) per share amounts in pesos, for the years/twelve month period ended December 31, 2002, 2001 and 2000 are as follows:

Consolidated financial statements
Net income (loss) per share	(4.42)	0.10	0.36
Net income (loss) per ADS	(22.12)	0.50	1.82
Consolidated financial statements under U.S.GAAP
Net income (loss) per share	(1.67)	(3.53)	0.31
Net income (loss) per ADS	(8.34)	(17.66)	1.57

•	Additional U.S.GAAP disclosures

•	Fair value of financial instruments

At December 31, 2002 and 2001, the carrying amounts of certain financial instruments such as cash and equivalents, accounts receivable and accounts payable approximate their fair values. However, it is not practicable to estimate the fair value of the Company’s debt, except for its Corporate Bonds, because the Company suspended payments of the principal and interest on the debt, and the debts can be immediately callable by the debtholders. In addition, the lack of credit available to the Company and the implications of the economic crisis in Argentina make it impracticable to determine an appropriate market interest rate that would be available to the Company. Regarding Corporate Bonds, their fair value is described in Note 8.

•	Non-GAAP measures reconciliation—EBITDA

The following information is included in accordance with the new SEC disclosure Regulation G related to Non-GAAP financial measures.

The Company’s EBITDA is measured as operating income or loss plus depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on basis of operating performance, leverage and liquidity. Therefore, we believe that EBITDA provide a useful information to investors.

As a foreign private issuer whose primary financial statements are prepared in accordance with Argentine GAAP, our EBITDA is reconciled to comparable Argentine GAAP.

Reconciliation of net income (loss) to EBITDA under Argentine GAAP

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

	Years ended December 31,
	2002	2001	2000
Net income (loss) under Argentine GAAP	(4,354)	99	359
Reversal adjustments:
Minority interest	(25)	—	(2)
Income tax	(1,294)	111	240
Unusual losses	—	33	—
Other expenses, net	175	129	105
Financial and holding results	5,263	503	479
Depreciation of goodwill	10	18	15
Equity losses from related companies	23	6	2
Amortization of intangible assets	110	133	116
Depreciation of fixed assets	1,965	1,677	1,584

EBITDA under Argentine GAAP	1,873	2,709	2,898

Reconciliation of net cash flows provided by operating activities to EBITDA under Argentine GAAP

	Years ended December 31,
	2002	2001	2000
Total cash flows provided by operating activities under Argentine GAAP	1,655	2,415	2,534
Adjustments to cash flows by collection and payments with national and provincial public bonds	177	32	—
Dismissal indemnities and termination benefits payments	45	96	65
Income tax payments with cash and public bonds	46	233	277
Other income or expenses not involving cash receipts or payments, net	(50)	(67)	22

EBITDA under Argentine GAAP	1,873	2,709	2,898

•	Newly issued accounting pronouncements under U.S.GAAP

The FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123”, which will be effective for the Company in the next years.

The management of the Company is assessing the impact of these new statements on its financial condition and the results of operations under U.S.GAAP.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTE 21—RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company’s by-laws and CNV regulations, 5% of the Company’s net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock.

NOTE 22—EVENTS SUBSEQUENT TO DECEMBER 31, 2002

a)	Events subsequent to December 31, 2002 through March 10, 2003

•	Sale of shares of Multibrand

In February 2003, Telecom received from Shell Compañía Argentina de Petróleo S.A., an offer to acquire, in the amount of $3,000, the investment that Telecom has in its related company Multibrand (300 shares of $10 nominal value per share).

The Board of Directors has accepted the offer, anticipating that the transaction will be effective in the middle of March 2003.

•	Transfer of the Tax on Debits and Credits on Bank Accounts and other transactions

In February, 2003 the Ministry of Economy, through Resolution No. 72/03, authorized Telecom to increase the SBT tariffs, in accordance with that resolution, by the effect of the mentioned tax, which should be shown in the customers’ bills in a detail. The amounts before Resolution No. 72/03 will be included in the tariffs renegotiation process, mentioned in Note 13.

b)	Events subsequent to March 10, 2003

•	As approved by the Ordinary and Extraordinary Annual Shareholders’ Meeting held on April 30, 2003.

1.	Amendment of the Bylaws.

Decree No. 677/01 provided that corporations with shares that fall under the public offer regime must, in certain cases—such as changes in control, purchase of significant interests, withdrawal from public offer, etc.- make public offer of purchase and/or conversion of shares in the proportions and under the conditions set forth for each case by CNV Resolution No. 401/2002, that regulates this issue in Decree No. 677/01.

However, Decree No. 677/01, itself, provides that corporations may choose not to adhere to this regime if it is so resolved by the Extraordinary Shareholders’ Meeting incorporating to the Bylaws a clause providing that the corporation is a “Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer”.

The issue was discussed by the Annual Shareholders’ Meeting held on April 30, 2003, which approved by majority vote that Telecom would NOT ADHERE to the mentioned Regime. The Meeting likewise resolved to amend section 1 of the Bylaws for the purposes of incorporating the related clause.

2.	Cash dividends

The Meeting resolved to carry forward the total unappropriated retained earnings for the fiscal year ended December 31, 2002.

•	Refinancing agreement in Núcleo

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

On April 1, 2003, Núcleo has signed a refinancing agreement of its financial debt with banks for approximately US$14 millions.

•	Cable Insignia Dissolution

On April 25, 2003 the Annual Shareholders’ Meeting of Cable Insignia, determined that that company should cease trading as a consequence of the transfer of its license for PCS service, and resolved to dissolve the company in advance.

•	Legal proceedings

Telecom has been informed that holders of its medium term notes have filed seven legal actions against it seeking enforcement of their rights under their notes. Six of these proceedings are summary attachment proceedings, or juicios ejecutivos. With respect to two of the juicios ejecutivos, Telecom has not yet been served with process and has no information regarding the amount of the claims. The claims for which Telecom has received notice relate to an aggregate amount of approximately US$ 121,500 and Euro 116,000. Telecom has been informed by the BCBA that one involuntary bankruptcy, or quiebra, petition has been initiated by an individual alleging to be a holder of a number of notes. Telecom has not yet been served with process or filed a formal response to the quiebra petition. Telecom expects to pursue available defenses to each of these proceedings and does not expect that such proceedings will result in Telecom being declared bankrupt. Notwithstanding these claims and based on the information currently available, Telecom is continuing to work to develop a comprehensive restructuring plan that will address these claims as part of its overall restructuring process.

Telecom Italia S.p.A. (“Telecom Italia”), in its capacity as a foreign investor, initiated the procedure of friendly talks provided for in Article 8 of the Agreement on Promotion and Protection of Investments maintained between the Republic of Argentina and the Republic of Italy (the “Treaty”). The friendly talks were motivated by a series of acts and omissions by the Republic of Argentina, occurring as a result of the events of December 2001 and January 2002, which infringe the rights accorded by the Treaty to Telecom Italia.

Under this procedure, the Argentine authorities were asked to adopt urgent measures to ensure the maintenance of normal conditions of telephone service, in which the investment had been made, so as to make possible a reasonable profit for investors. Having not arrived at a friendly solution to the controversy, however, Telecom Italia has the option under the terms of the Treaty of requesting a hearing before an ad hoc arbitration tribunal to resolve the dispute.

On May 19, 2003, France Telecom filed with the Argentine government a letter by which it commenced the mandatory amicable negotiation period of six months which is a prerequisite for filing a formal claim against the Argentine government under the bilateral investment treaty between Argentina and France. France Telecom intends to seek compensation from the Argentine government for harm caused by the pesification and the freezing of tariffs on the basis that these actions constitute an expropriation of property under the treaty. France Telecom may, at its option, initiate its claims before certain international arbitration tribunals or Argentine courts.

•	Current economic situation in Argentina and its effects on the Company

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

During five-month period ended May 31, 2003, the peso appreciated against the U.S. dollar, from $3.37=US$1 as of December 31, 2002 to $2.98=US$1 and $2.85=US$1 as of March 31, 2003 and May 31, 2003, respectively. In addition, the consumer price and wholesale internal price indexes reached an increase of 2.1% and a decrease of 2.4% in the same period.

However, despite some improvement of the financial indicators, the cumulative economic, social and political deterioration caused by last year’s events remains largely unaffected. The delicate economic situation and uncertainties related to future economic conditions in Argentina continue affecting the Company’s business and its operating performance.

In that respect, pursuant to the last unaudited consolidated financial statements as of March 31, 2003 issued on May 9, 2003, the Company’s net income and shareholders’ equity reached $907 million and $1,724 million, respectively, for the three-month period ended March 31, 2003, mainly due to the peso appreciation mentioned above. However, the Company’s operating performance was adverse reporting a consolidated operating loss of $24 million for the same period, as evidence of the current economic recession in Argentina.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

•	New accounting pronouncements

1. Argentine GAAP—Accounting for inflation

On March 25, 2003, the Argentine Government issued Decree No. 664/03, forbidding adjustments for inflation. In that respect, on April 10, 2003, the CNV issued Resolution 441/03 stating that as of March 1, 2003, companies regulated by the CNV were not to adjust financial statements for inflation, and should include a note to their financial statements stating that information had only been adjusted for inflation up until February 28, 2003.

2. U.S. GAAP

The FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” and SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The management of the Company is assessing the impact of these new statements on its financial condition and the results of operations under U.S.GAAP.

•	Repurchase and cancellation of outstanding indebtedness

As part of its ongoing restructuring efforts, in June 2003, the Company purchased and retired the equivalent of approximately US$ 292 million of its outstanding financial indebtedness for the equivalent of approximately US$ 161 million (representing a 45% discount) and repaid a portion of the accrued interest on its financial indebtedness.

In particular, Telecom, Telecom Personal and Publicom purchased and retired the equivalent of approximately US$ 208.5 million, US$ 79.8 million and US$ 3.7 million, respectively, of their outstanding financial indebtedness for the equivalent of approximately US$ 115 million, US$ 44 million and US$ 2 million, respectively. The Company has also been working with an ad hoc committee of certain of its creditors under its credit facilities and representatives of certain bondholders to develop a comprehensive restructuring plan.

Valerio Cavallo	Carlos Felices	Amadeo R.Vázquez
Chief Financial Officer	Chief Executive Officer	President

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit A

Consolidated balance sheets at December 31, 2002 and 2001

FIXED ASSETS ACTIVITY

(In millions of Argentine constant pesos, see Note 4.1.d)

Main account	Amounts at beginning of year	Additions from purchases	Capitalized foreign currency Exchange Differences (Note 4.2.a)	Results from translation	Transferences	Retirements	Amounts at year end	Depreciation						Net book value 2002	Net book value 2001
								Accumulated at beginning of year	For the year			Retirements	Accumulated at year end
									Annual rate (%)	Amount
Land	118	—	—	—	1	—	119	—	—	—		—	—	119	118
Buildings	1,591	—	44	—	31	(7)	1,659	(527)	4 – 9	(77)		—	(604)	1,055	1,064
Transmission equipment	4,590	10	311	5	124	(9)	5,031	(2,138)	10 – 11	(509)		1	(2,646)	2,385	2,452
Switching equipment	3,509	3	199	3	107	(1)	3,820	(1,884)	10	(414)		—	(2,298)	1,522	1,625
Power equipment	495	4	16	2	11	(2)	526	(211)	10 – 20	(55)		—	(266)	260	284
External wiring	5,576	—	174	—	162	(1)	5,911	(2,901)	7	(328)		1	(3,228)	2,683	2,675
Telephony equipment, instruments and systems for improvement in services	752	7	36	2	53	(2)	848	(540)	13 – 18	(71)		—	(611)	237	212
Cellular handsets leased without charge	363	10	—	3	5	(59)	322	(266)	100	(85)		37	(314)	8	97
Vehicles	109	1	—	—	—	—	110	(77)	20 – 40	(12)		—	(89)	21	32
Furniture	104	1	1	—	1	(1)	106	(59)	10 – 20	(9)		—	(68)	38	45
Installations	495	1	1	1	2	(1)	499	(257)	9 – 33	(55)		—	(312)	187	238
Computer equipment	2,072	15	109	3	262	(7)	2,454	(1,170)	18 – 33	(353)		2	(1,521)	933	902
Work in progress	703	163	—	4	(752)	(3)	115	—	—	—		—	—	115	703
Materials	88	21	—	—	(7)	(47)	55	—	—	—		—	—	55	88

Total 2002	20,565	236	891	23	—	(140)	21,575	(10,030)		(1,968	)(a)	41	(11,957)	9,618

Total 2001	20,523	1,026	—	—	—	(984)	20,565	(9,266)		(1,677)		913	(10,030)		10,535

(a)	Includes (134) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (3) corresponding to Results from translation.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit B

Consolidated balance sheets at December 31, 2002 and 2001

INTANGIBLE ASSETS ACTIVITY

(In millions of Argentine constant pesos, see Note 4.1.d)

Account	Original value at beginning of year	Additions	Results from translation	Retirements	Original value at year end	Amortization				Net balance 2002	Net balance 2001
						Accumulated at beginning of year	For the year		Accumulated at year end
System development costs	396	23	—	—	419	(127)	(88	)(a)	(215)	204	269
Debt issue costs	78	—	—	—	78	(56)	(9	)(b)	(65)	13	22
PCS license	654	1	—	—	655	(70)	—		(70)	585	584
Band B of Paraguay license	98	1	1	—	100	(39)	(11	)(c)	(50)	50	59
Usage rights	44	1	—	—	45	(14)	(3	)(d)	(17)	28	30
Exclusivity rights	99	1	—	(2)	98	(36)	(10	)(e)	(46)	52	63
Websites	2	—	—	—	2	(2)	—		(2)	—	—
Trademarks and patents	9	—	—	—	9	(3)	(1	)(d)	(4)	5	6

Total 2002	1,380	27	1	(2)	1,406	(347)	(122)		(469)	937

Total 2001	1,299	81	—	—	1,380	(203)	(144	)(f)	(347)		1,033

a)	Included 28 in Cost of services provided, 5 in Administrative expenses, 53 in Sales expenses and 2 in Financial and holding results (Results from translation).
b)	Included in Financial and holding results.
c)	Included 10 in Cost of services provided and 1 in Financial and holding results (Results from translation).
d)	Included in Administration expenses.
e)	Included in Sales expenses.
f)	Included 55 in Cost of services provided, 6 in Administrative expenses, 72 in Sales expenses and 11 in Financial and holding results.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit C

Consolidated balance sheets at December 31, 2002 and 2001

INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES

(In millions of Argentine constant pesos, except par value—see Note 4.1.d)

Denomination and type	Characteristic of the securities				2002				2001
	Class of shares	Par value		Amount	Net realizable value	Restated cost value(f)	Book value		Book value
CURRENT INVESTMENTS
Public bonds
Province of Corrientes Bond(a)			$1	757,454	—	1	—		—
Argentina 2004 Bond(b)		US$	1	18,000,000	n/a	61	64		—
Argentine government bonds		US$	1	17,500,000	n/a	61	59		—
Argentine government bonds			$1	62,000,000	n/a	62	62		—

Total current investments					—	185	185		—

NON-CURRENT INVESTMENTS
Public bonds
Argentina 2004 Bond(b)		US$	1	12,000,000	n/a	40	40		65
“Dorado” Bond(a)(c)			$1	12,481,003	n/a	26	6		24
Province of Corrientes Bond(a)			$1	5,069,115	2	11	2		2

Total public bonds					2	77	48		91

Related companies Law No. 19550 Sect.33
Multibrand(d)	Ordinary		$10	300		2	—		—
Latin American Nautilus	Ordinary	US$	2	3,000,000		20	—		9
Latin American Nautilus—Advances for the acquisition of shares						4	—		2
Intelsat Ltd.(e)	Ordinary	US$	3	260,432		11	11		7
Related parties
Nahuelsat	Ordinary		$1,000	5,750		13	—	(g)	9

Total related companies Law No. 19550 Sect.33 and related parties						50	11		27

Total non-current investments						127	59		118

Information on the issuer	Related companies—Law No. 19550—Sect. 33		Related parties
	Multibrand	Latin American Nautilus (i)	Nahuelsat
Main activity	Administration and management of a multibrand fidelity program	Telecommunication services	Obtaining, installing and operating satellite communications systems and trading of its services
Percentage participation in capital stock	25%	10%	5.75%
Financial statements closing date	December 31	December 31	December 31
Financial statements used to determine the equity value:
—Date	12.31.02	9.30.02	12.31.01
—Duration of the year/period	12 months	9 months	12 months
—Board of Directors’ approval date	2.12.03	—	5.23.02
—Report on review	2.12.03	—	5.17.02
—Audit scope	Full audit	—	Full audit
—Type of report of the independent Accountants	With observations	—	With observations(j)
—Capital stock (par value)(h)	—	202	100
—Income (loss) for the year/period	(6)	(65)	(2)
—Shareholders’ equity	(3)	15	57

(a)	The Company received these bonds in order to cancel trade accounts receivable with some province government.
(b)	The Company intends to hold these bonds to their maturity date.
(c)	This bond was converted into pesos according to Decree No. 214/02.
(d)	Net of a loan granted to Multibrand of 2 at December’01.
(e)	The interest in this company is 0.15%.
(f)	The restated cost value for investments in foreign companies was converted into pesos at the exchange rate existing at year/period-end.
(g)	As from June 2002, the Company has recorded to zero its participation in Nahuelsat, because it has been estimated that the impact in the Peso devaluation, based on the last financial statements issued by

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Nahuelsat, would generate a significative decrease in its shareholder’s equity, and remote possibilities in the recoverability of this investment.
(h)	Expressed in million of historical pesos.
(i)	The unaudited information originally provided by the company in US$ was adapted to the Company’s accounting policies and converted into pesos at the exchange rate existing at year/period-end.
(j)	Corresponds to the impact of the new economic plans described in Note 3 that would take effect on the results of the company’s operations, considering the high level of indebtedness in foreign currency and the lack of the consolidated information.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit D

Consolidated balance sheets at December 31, 2002 and 2001

OTHER INVESTMENTS

(In millions of Argentine constant pesos, see Note 4.1.d)

Denomination and type	Cost at 2002	Book value at
		2002	2001
CURRENT INVESTMENTS
Short-term investments
In foreign currency	599	599	291
In Argentine pesos	519	519	39
Investment trusts
In Argentine pesos	13	13	—

Total current investments	1,131	1,131	330

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit E

Consolidated balance sheets at December 31, 2002 and 2001

ALLOWANCES AND RESERVES ACTIVITY

(In millions of Argentine constant pesos, see Note 4.1.d)

Accounts	Balance at the beginning of the year	Increase		Transferences	Decrease		Balance at 2002
Deducted from current assets
For doubtful accounts receivable	513	188	(a)	—	(405)		296
For obsolete inventories	4	3	(b)	—	(2)		5

Deducted from non-current assets
For other receivable	13	561	(c)	—	(9)		565

Total deducted from assets	530	752		—	(416	)(d)	866

Included in current liabilities
For contingencies	14	—		10	(15)		9

Included in non-current liabilities
For contingencies	131	100		(10)	(80)		141

Total included in liabilities	145	100	(b)	—	(95	)(e)	150

Accounts	Balance at the beginning of the year	Increase		Transferences	Decrease		Balance at 2001
Deducted from current assets
For doubtful accounts receivable	279	563	(a)	2	(331)		513
For obsolete inventories	2	2	(b)	—	—		4

Deducted from non-current assets
For doubtful accounts receivable	2	—		(2)	—		—
For other receivable	10	3	(f)	—	—		13

Total deducted from assets	293	568		—	(331)		530

Included in current liabilities
For contingencies	22	—		33	(41)		14

Included in non-current liabilities
For contingencies	125	39		(33)	—		131

Total included in liabilities	147	39	(b)	—	(41)		145

(a)	Charged to Sales expenses.
(b)	Charged to Other expenses, net.
(c)	Includes 7 in Other expenses, net and 554 in Income tax.
(d)	Includes (305) corresponding to results on exposure to inflation.
(e)	Includes (81) corresponding to results on exposure to inflation.
(f)	Charged to Income tax.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit F

Consolidated statements of operations for the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Note 4.1.e)

COST OF SERVICES PROVIDED

(In millions of Argentine constant pesos, see Note 4.1.d)

	Years/twelve month period ended December 31,
	2002	2001	2000
Balance of inventories at beginning of year	52	190	87
Plus:
Purchases of cellular handsets	3	37	461
Net financial results	(3)	—	—
Inventories leased without charge	(11)	(33)	(161)
Retirements not included in cost of cellular handsets(1)	(12)	(29)	(22)
Cost of services provided (Exhibit H)	2,860	3,485	3,480
Minus:
Balance of inventories at year/period end	(17)	(52)	(190)

COST OF SERVICES PROVIDED	2,872	3,598	3,655

	Periods ended December 31,
	2002	2001	2000
(1) Charged to Other receivables	(3)	(4)	—
Charged to Accounts payable	—	(7)	—
Charged to Cost of services provided	(5)	(9)	(13)
Charged to Financial and holding results	—	—	(9)
Charged to Other expenses, net	(4)	(9)	—

	(12)	(29)	(22)

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit G

Consolidated balance sheets at December 31, 2002 and 2001

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		2002	2001
		Amounts in million of foreign currency units
ASSETS
CURRENT ASSETS
Cash and banks
Bank deposits	US$	11	18
	G	7,278	12
Investments
Short-term investments	US$	91	124
	EURO	83	10
Public bonds	US$	37	—
Trade accounts receivable
Ordinary	US$	14	130
	SDR	—	2
	GFD	1	—
	G	129,119	121
Other receivables
Swap contracts collateral	US$	—	134
Various	US$	2	5
	G	4,814	10
NON-CURRENT ASSETS
Other receivables
Certificates of tax credit	US$	—	19
Selling of Sky	US$	—	5
Investments
Public bonds	US$	12	41
Latin American Nautilus	US$	—	1
Multibrand	US$	—	1
Fixed assets
Advanced payments to suppliers	US$	—	9
LIABILITIES
CURRENT LIABILITIES
Accounts payable
Vendors	US$	14	96
	G	35,200	42
	SDR	6	12
	EURO	1	—
Advances from customers	G	1,838	—
Capital leases	US$	—	28
Related companies	US$	1	47
Debt
Corporate bonds	US$	240	436
	EURO	1,403	—
Banks loans and others	US$	529	419
		¥6,610	—
Fixed asset acquisitions	US$	620	248
	EURO	39	3
		¥11,810	—
Inventory acquisitions	US$	157	50
Compensatory interests	US$	8	—
		¥39	—
	EURO	2	—
Other liabilities
Various	US$	1	4
NON-CURRENT LIABILITIES
Accounts payable
Capital leases	US$	—	9
Debt
Corporate bonds	US$	—	1,163
Banks loans and others	US$	43	308
Fixed asset acquisitions	US$	—	466
	EURO	—	36
Inventory acquisitions	US$	—	114

US$ = United States Dollars; GFD = Golden Franc; SDR = Special drawing rights; G = Paraguayan guaranies; ¥ = Yen.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit H

Consolidated statements of operations for the fiscal years ended

December 31, 2002 and 2001 and for the twelve month period ended

December 31, 2000 (see Note 4.1.e)

EXPENSES INCURRED

(In millions of Argentine constant pesos, see Note 4.1.d)

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets— Work in progress	Total 2002
Wages and social benefits	277	100	206	5	588
Depreciation of fixed assets	1,602	69	294	—	1,965
Amortization of intangible assets	38	9	63	—	110
Taxes	83	2	12	—	97
Turnover tax	131	—	—	—	131
Taxes on bank debits and credits	46	—	—	—	46
Materials and supplies	154	5	27	—	186
Transport and freight	19	6	14	—	39
Energy, water and others	29	6	9	—	44
Bad debts expense	—	—	188	—	188
Interconnection costs	140	—	—	—	140
Settlement outgoing expenses	102	—	—	—	102
Lease of circuits	41	—	—	—	41
Rents	44	12	26	—	82
Fees for debt restructuring process	—	18	—	—	18
Fees and counsel services	2	13	1	—	16
Repayment for services	30	11	40	—	81
Management fees	21	2	—	—	23
Advertising	—	—	28	—	28
Agent commissions and card sales	21	—	25	—	46
Commissions on collecting	—	—	77	—	77
Various	80	26	24	—	130

Total	2,860	279	1,034	5	4,178

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets— Work in progress	Total 2001
Wages and social benefits	552	218	371	15	1,156
Depreciation of fixed assets	1,267	70	340	—	1,677
Amortization of intangible assets	55	6	72	—	133
Taxes	155	7	26	—	188
Turnover tax	233	—	—	—	233
Materials and supplies	286	26	35	—	347
Transport and freight	33	26	37	—	96
Energy, water and others	55	9	22	—	86
Bad debts expense	—	—	563	—	563
Interconnection costs	212	—	—	—	212
Settlement outgoing expenses	70	—	—	—	70
Lease of circuits	68	—	—	—	68
Rents	74	22	22	—	118
Fees and counsel services	9	19	9	—	37
Repayment for services	72	61	44	—	177
Management fees	209	20	—	—	229
Advertising	—	—	179	—	179
Agent commissions and card sales	21	—	92	—	113
Commissions on collecting	—	—	120	—	120
Various	114	53	38	—	205

Total	3,485	537	1,970	15	6,007

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets— Work in progress	Total 2000
Wages and social benefits	476	201	421	20	1,118
Depreciation of fixed assets	1,222	63	299	—	1,584
Amortization of intangible assets	39	9	68	—	116
Taxes	137	11	15	—	163
Turnover tax	223	—	—	—	223
Materials and supplies	327	35	20	—	382
Transport and freight	26	24	37	—	87
Energy, water and others	68	13	31	—	112
Bad debts expense	—	—	334	—	334
Interconnection costs	301	—	—	—	301
Settlement outgoing expenses	94	—	—	—	94
Lease of circuits	44	13	7	—	64
Rents	83	17	13	—	113
Fees and counsel services	13	26	15	—	54
Repayment for services	50	76	28	—	154
Management fees	275	7	4	—	286
Advertising	—	—	209	—	209

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Agent commissions and card sales	7	—	286	—	293
Commissions on collecting	—	4	118	—	122
Various	95	57	35	—	187

Total	3,480	556	1,940	20	5,996

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit I

Consolidated balance sheets at December 31, 2002 and 2001

AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS

(In millions of Argentine constant pesos, see Note 4.1.d)

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable		Debt		Compensation and social benefits payable	Taxes payable	Other liabilities
Total due	—	193		—	—		3,662	(a)	—	—	—

Not due
Payable	—	—		—	—		7,391		—	—	—
1.2003 to 3.2003	1,316	398		49	388		—		36	70	24
4.2003 to 6.2003	—	4		5	1		—		11	47	1
7.2003 to 9.2003	—	1		8	2		—		7	—	—
10.2003 to 12.2003	—	—		14	—		—		7	—	—
1.2004 to 12.2004	40	1		49	—		30		11	—	1
1.2005 to 12.2005	—	—		2	—		21		8	—	3
1.2006 to 12.2006	6	—		1	—		18		7	—	3
1.2007 to 12.2007	—	—		1	—		15		2	—	2
1.2008 to 12.2008	—	—		1	—		60		1	—	2
1.2009 and subsequent	2	—		84	—		—		—	—	18

Total not due	1,364	404		214	391		7,535		90	117	54

Total 2002	1,364	597		214	391	(b)	11,197		90	117	54

Balances with indexation clauses	—	—		31	17		—		—	—	—
Balances bearing interest	1,364	207		—	2		11,163		—	—	—
Balances not bearing interest	—	390		183	372		34		90	117	54

Total	1,364	597		214	391		11,197		90	117	54

Average annual interest rate (%)	6.91	(c	)	—	9.43		(d	)	—	—	—

(a)    Includes 112 corresponding to Núcleo (See Note 14).

(b)    There are payables in kind that amounted to 1

(c)    153 bear 50% over Banco Nación Argentina notes payable discount rate and 54 bear 9.02%.

(d)    See note 8.

Due date	Investments	Trade accounts receivable		Other receivables	Accounts payable		Debt		Compensation and social benefits payable	Taxes payable	Other liabilities
Total due	—	526		—	—		—		—	—	—

Not due
1.2002 to 3.2002	330	891		467	1,009		623		56	182	41
4.2002 to 6.2002	—	33		20	31		537		31	4	2
7.2002 to 9.2002	—	22		15	22		788		31	—	—
10.2002 to 12.2002	—	7		131	9		585		15	—	2
1.2003 to 12.2003	2	8		61	17		1,919		25	55	—
1.2004 to 12.2004	65	—		2	7		1,144		20	96	2
1.2005 to 12.2005	—	—		26	—		170		17	70	2
1.2006 to 12.2006	24	—		26	—		109		15	52	2
1.2007 to 12.2007	—	—		2	—		591		4	70	2
1.2008 and subsequent	2	—		—	—		626		2	111	20

Total not due	423	961		750	1,095		7,092		216	640	73

Total 2001	423	1,487		750	1,095	(e)	7,092		216	640	73

Balances bearing interest	423	628		292	83		7,092		—	—	—
Balances not bearing interest	—	859		458	1,012		—		216	640	73

Total	423	1,487		750	1,095		7,092		216	640	73

Average annual interest rate (%)	3.18	(f	)	1.83	7.20		—		—	—	—

(e)	There are payables in kind that amounted to 2
(f)	423 bear 50% over Banco Nación Argentina notes payable discount rate and 205 bear 22.1%.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit J (2 of 3)

Consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Note 4.1.e)

RECONCILIATION OF HISTORICAL TO ADJUSTED AMOUNTS

(In million of Argentine pesos)

	December 31, 2002			December 31, 2001			December 31, 2000
CONSOLIDATED NET SALES	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP - Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP - Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP - Note 4.1.d)
National basis telephone service
Local measured service	439	114	553	439	518	957	423	500	923
DLD measured service	370	89	459	377	447	824	434	513	947
Monthly basic charges	494	141	635	553	654	1,207	540	638	1,178
Supplementary services (monthly charges)	95	26	121	112	132	244	128	151	279
Installation fees	17	3	20	24	28	52	22	26	48
Public telephones	152	39	191	172	203	375	199	235	434
Interconnection fixed	104	27	131	81	96	177	145	172	317
Interconnection cellular	32	8	40	19	22	41	34	40	74
Lease of lines and circuits fixed	15	5	20	22	26	48	14	17	31
Lease of lines and circuits cellular	18	4	22	17	20	37	16	19	35
Others	50	10	60	69	83	152	44	52	96

Total National basic telephone service	1,786	466	2,252	1,885	2,229	4,114	1,999	2,363	4,362

International telephone service
Outgoing revenues	136	28	164	123	144	267	132	156	288
Settlement revenues (net)	75	19	94	33	39	72	54	64	118

Total International telephone service	211	47	258	156	183	339	186	220	406

Data transmission
Terrestrial networks	84	17	101	68	80	148	70	83	153
Lease of data circuits	25	6	31	35	41	76	32	38	70
Internet traffic	107	25	132	95	112	207	76	90	166
International connectivity	66	16	82	40	47	87	34	40	74
Others	17	2	19	24	30	54	20	24	44

Total Data transmission	299	66	365	262	310	572	232	275	507

Internet
Internet monthly fee	46	11	57	31	37	68	24	28	52

Total Internet	46	11	57	31	37	68	24	28	52

Cellular telephony
♦ Personal
Monthly fee and measured service	236	62	298	303	358	661	318	376	694
Pre-paid card	124	23	147	106	125	231	66	78	144
Calling Party Pays	225	56	281	245	290	535	304	359	663
Others	102	24	126	114	135	249	128	151	279

	687	165	852	768	908	1,676	816	964	1,780

♦ Núcleo
Monthly fee and measured service	50	—	50	17	20	37	15	18	33
Pre-paid card	28	—	28	8	9	17	11	13	24
Calling Party Pays	82	—	82	32	38	70	29	34	63
Others	16	—	16	4	5	9	3	4	7

	176	—	176	61	72	133	58	69	127

Total cellular telephony	863	165	1,028	829	980	1,809	874	1,033	1,907

Total directories edition	23	—	23	47	55	102	53	62	115

Total net sales	3,228	755	3,983	3,210	3,794	7,004	3,368	3,981	7,349

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Exhibit J (2 of 3)

Consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Note 4.1.e)

RECONCILIATION OF HISTORICAL TO ADJUSTED AMOUNTS

(In million of Argentine pesos)

	December 31, 2002			December 31, 2001			December 31, 2000
Consolidated Operating Costs without Depreciation and Amortization	Historical Amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP— Note 4.1.d)	Historical Amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP— Note 4.1.d)	Historical Amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP— Note 4.1.d)
Wages and social benefits	(461)	(122)	(583)	(523)	(618)	(1,141)	(503)	(595)	(1,098)
Taxes	(77)	(20)	(97)	(86)	(102)	(188)	(75)	(88)	(163)
Tax on bank debits and credits	(37)	(9)	(46)	—	—	—	—	—	—
Turnover tax	(107)	(24)	(131)	(107)	(126)	(233)	(102)	(121)	(223)
Materials and supplies	(143)	(43)	(186)	(159)	(188)	(347)	(175)	(207)	(382)
Transport and freight	(31)	(8)	(39)	(44)	(52)	(96)	(40)	(47)	(87)
Bad debt expense	(127)	(61)	(188)	(258)	(305)	(563)	(153)	(181)	(334)
Interconnection costs	(112)	(28)	(140)	(97)	(115)	(212)	(138)	(163)	(301)
Settlement outgoing expenses	(83)	(19)	(102)	(32)	(38)	(70)	(43)	(51)	(94)
Lease of circuits	(41)	—	(41)	(31)	(37)	(68)	(29)	(34)	(64)
Fees for debt restructuring process	(18)	—	(18)	—	—	—	—	—	—
Fees and counsel services	(13)	(3)	(16)	(17)	(20)	(37)	(25)	(29)	(54)
Repayment for services	(65)	(16)	(81)	(81)	(96)	(177)	(71)	(84)	(154)
Management fees	(13)	(10)	(23)	(105)	(124)	(229)	(131)	(155)	(286)
Advertising	(22)	(6)	(28)	(82)	(97)	(179)	(96)	(113)	(209)
Cost of cellular handsets	(10)	(2)	(12)	(52)	(61)	(113)	(80)	(95)	(175)
Agent commissions and card sales	(41)	(5)	(46)	(52)	(61)	(113)	(134)	(158)	(293)
Other	(273)	(60)	(333)	(242)	(287)	(529)	(245)	(290)	(534)

Operating costs without depreciation and amortization	(1,674)	(436)	(2,110)	(1,968)	(2,327)	(4,295)	(2,040)	(2,411)	(4,451)

Consolidated EBITDA (Non-GAAP measures)
Net sales	3,228	755	3,983	3,210	3,794	7,004	3,368	3,981	7,349
Operating costs without depreciation and amortization	(1,674)	(436)	(2,110)	(1,968)	(2,327)	(4,295)	(2,040)	(2,411)	(4,451)

EBITDA (Non-GAAP measures)	1,554	319	1,873	1,242	1,467	2,709	1,328	1,570	2,898

TELECOM ARGENTINA STET—FRANCE TELECOM S.A.

Exhibit J (3 of 3)

Consolidated financial statements for fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Note 4.1.e)

RECONCILIATION OF HISTORICAL TO ADJUSTED AMOUNTS

(In millions of Argentine pesos)

	December 31, 2002			December 31, 2001			December 31, 2000
CONSOLIDATED FINANCIAL AND HOLDING RESULTS	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP—Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP—Note 4.1.d)	Historical amounts	Restatement in constant pesos	Adjusted amounts (Argentine GAAP—Note 4.1.d)
Interest earned on short term investments and trade accounts receivable	119	(44)	75	63	74	137	66	78	144
Foreign currency exchange gains	768	(155)	613	(1)	(1)	(2)	—	—	—
Results on holding of national and provincial public bonds by collection	(32)	(40)	(72)	—	—	—	—	—	—
Other financial results	11	(95)	(84)	(6)	(10)	(16)	7	12	19
Losses on exposure to inflation	—	(2,073)	(2,073)	—	—	—	—	—	—

Financial and holding results generated by assets	866	(2,407)	(1,541)	56	63	119	73	90	163

Interest on debt	(784)	(128)	(912)	(304)	(359)	(663)	(295)	(349)	(644)
Foreign currency exchange losses	(7,949)	3,544	(4,405)	(6)	(7)	(13)	2	2	4
Results from swap cancellation	(247)	(32)	(279)	—	—	—	—	—	—
Other financial results	(16)	(2)	(18)	(22)	(27)	(49)	(60)	(71)	(131)
Gains on exposure to inflation	—	935	935	—	—	—	—	—	—
Capitalized interest on work in progress and intangible assets in constant pesos			66			103			129
Capitalized foreign currency exchange differences by debt for fixed assets acquisition in constant pesos			891			—			—

Financial and holding results generated by liabilities	(8,996)	4,317	(3,722)	(332)	(393)	(622)	(353)	(418)	(642)

Total financial and holding results			(5,263)			(503)			(479)

CONSOLIDATED STATEMENT OF CASH FLOWS
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss) in constant pesos	(4,354)	—	(4,354)	99	—	99	359	—	359
Depreciation of fixed assets and amortization of intangible assets in constant pesos	2,075	—	2,075	1,810	—	1,810	1,700	—	1,700
Historical foreign currency exchange differences by assets	200	(200)	—	—	—	—	—	—	—
Other results and a decrease or increase in assets and liabilities	3,691	243	3,934	(787)	1,293	506	(897)	1,372	475

Total cash flows provided by operating activities	1,612	43	1,655	1,122	1,293	2,415	1,162	1,372	2,534

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
Fixed asset and intangible asset acquisition	(294)	(117)	(411)	(642)	(759)	(1,401)	(825)	(974)	(1,799)
Investments not considered as cash or cash equivalents	114	(13)	101	(3)	(4)	(7)	193	228	421

Total cash flows used for investing activities	(180)	(130)	(310)	(645)	(763)	(1,408)	(632)	(746)	(1,378)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Proceeds and repayments of debt, net	(21)	(3)	(24)	69	82	151	49	59	108
Payment of interest and related expenses	(302)	(141)	(443)	(439)	(518)	(957)	(325)	(385)	(710)
Dividends paid	—	—	—	(213)	(251)	(464)	(134)	(158)	(292)

Total cash flows used for financing activities	(323)	(144)	(467)	(583)	(687)	(1,270)	(410)	(484)	(894)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			878			(263)			262

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR			426			689			427

CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END			1,304			426			689

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Henry Martin, Lisdero y Asociados (member of Ernst & Young Global).

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares traded
Quarter	High	Low
			(in millions)
December ’01	1.95	1.19	39.7
March ’02	2.10	1.79	30.5
June ’02	1.40	0.58	28.4
September ’02	0.80	0.56	36.5
December ’02	1.73	0.70	51.8

NYSE	Market quotation (US$/ADR*)		Volume of ADRs traded
Quarter	High	Low
			(in millions)
December ’01	8.34	5.79	27.5
March ’02	6.68	2.64	25.3
June ’02	2.88	0.60	23.1
September ’02	1.13	0.66	8.1
December ’02	2.60	0.80	11.9

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina STET-France Telecom S.A., please contact:

In Argentina
Telecom Argentina STET France Telecom S.A.
Investor Relations Departments
Alicia Moreau de Justo 50, 10th Floor
(1107) Ciudad Autónoma de Buenos Aires
Tel.: 54-11-4968-4000
Argentina

Outside Argentina
Golin Harris International	Morgan Guaranty Trust Co.
The Chrysler Building	ADR Department
405 Lexington Ave., 16th floor	60 Wall Street
New York, New York 10017	New York, New York 10260-0060
USA	USA
Tel.: 1-212-697-9191	Tel.: 1-212-648-9935

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

Morgan Guaranty Trust Co.
60 Wall Street
New York, New York 10260-0060
USA