Form 20-F
period 2003-12-31
TELECOM ARGENTINA SA
filed 2004-06-30
CIK 932470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number: 1-13464

TELECOM ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Alicia Moreau de Justo 50

(C1107AAB) - Buenos Aires

Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, representing Class B Ordinary Shares	New York Stock Exchange
Class B Ordinary Shares, nominal value P$1.00 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

PRESENTATION OF FINANCIAL INFORMATION

Exchange Rates. In this annual report on Form 20-F (the “Form 20-F”), except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “i” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2003 was P$2.93=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has declined substantially. As of June 24, 2004, the exchange rate (ask price) was P$2.9470 = US$1.00. Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see Item 3: “Key Information—Exchange Rates.” We have provided as a convenience, translation as of December 31, 2003 for other currencies which are mentioned in this annual report, including the Japanese yen (P$2.736=-100), and the euro (P$3.6836=i1).

Financial Statements. Telecom’s consolidated financial statements have been prepared in accordance with Argentine GAAP (taking into account CNV regulations), which differ in certain significant respects from U.S. GAAP. These differences include methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X. However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 16 to our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

Accounting for Inflation. As a result of the new inflationary environment in Argentina and the reforms under the Public Emergency Law, the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Professional Council of Economic Sciences), or the FACPCE, approved a resolution on March 6, 2002 reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be stated in constant currency as of December 31, 2001 (the “Stability Period”). See Note 3(c) to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the FACPCE.

However, on March 25, 2003, the Argentine government repealed the provisions of the July 16, 2002 decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for inflation accounting to be discontinued as of March 1, 2003. Telecom complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

Since Argentine GAAP required companies to prepare price-level restated financial statements (through September 30, 2003), Telecom’s application, as a company under CNV supervision, of the CNV’s resolution represents a departure from Argentine GAAP.

Consolidation Method. Until December 31, 1999, Telecom used the proportional consolidation method to report its investment in affiliate companies, where Telecom, together with Telefónica, had joint control (Telintar, Miniphone and Startel, all of which are defined below). The CNV has given its approval to this method which is in accordance with Argentine GAAP. Telecomunicaciones Internacionales de Argentina Telintar S.A., or Telintar, was under joint control through April 30, 1999, Miniphone S.A., or Miniphone, through September 30, 1999 and Startel S.A., or Startel, through December 31, 1999.

Change of Fiscal Year. Telecom’s shareholders’ meeting held on September 14, 2000, approved the change in the closing date for Telecom’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 17 of Telecom’s bylaws which sets forth the closing date for the fiscal year. References to “year 2003”, “year 2002,” “year 2001” and “year 2000” are to the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 and the twelve month period ended December 31, 2000, respectively, and references to “year 1999” are to the fiscal year ended September 30, 1999.

Certain amounts and ratios contained in this annual report (including percentage amounts) have been rounded up or down in order to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this annual report.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this annual report contains information that is forward-looking, including, but not limited to:

•	the impact of the emergency laws and subsequent related laws enacted by the Argentine government;

•	our plans to restructure our financial indebtedness;

•	our expectations for its future performance, revenues, income, earnings per share, capital expenditure, dividends, liquidity and capital structure;

•	the impact of rate changes on revenues;

•	the effects of operating in a competitive environment; and

•	the outcome of certain legal proceedings.

Forward-looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	uncertainties relating to political and economic conditions in Argentina;

•	uncertainties relating to the restructuring of our financial indebtedness, including the possible failure of our restructuring pursuant to the APE Solicitation, and the possibility that we will be forced into, or file for, bankruptcy;

•	uncertainties relating to our ability to continue as a going concern;

•	inflation and exchange rate risks;

•	the impact of the emergency laws enacted by the Argentine government which resulted in the amendment of the Convertibility Law and subsequent related laws and regulations enacted by the Argentine government;

•	the devaluation of the peso;

•	restrictions on the ability to exchange pesos into foreign currencies;

•	the adoption of a restrictive currency transfer policy;

•	the conversion into pesos of rates charged for certain public services;

•	the elimination of indexes to adjust rates charged for certain public services;

•	the possible adjustment to our rates charged for public services;

•	the executive branch announced intention to renegotiate the terms of the concessions granted to public service providers, including Telecom’s;

•	nationalization;

•	the impact of regulatory reform and changes in the regulatory environment in which we operate; and

•	the effects of competition.

Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other relevant factors may include, but are not limited to:

•	the recession in Argentina;

•	the Argentine government’s insolvency and debt restructuring efforts;

•	inflationary pressure and reduction in consumer spending;

•	the actions taken by our competitors;

•	the impact of actions taken by third parties, including courts and other governmental authorities; and

•	the outcome of certain legal proceedings.

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

Argentine Bankruptcy Law: means Law No. 24,522, as amended.

AMPS (Advanced Mobile Phone Service): An analog cellular telephone service standard utilizing the 850 MHZ band, in use in North America, parts of South America, Australia and various other areas.

Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

APE (Acuerdo Preventivo Extrajudicial): An out-of-court restructuring agreement governed by Argentine law.

APE Solicitation: Our solicitation of powers of attorney or commitments to approve and execute an Acuerdo Preventivo Extrajudicial, or “APE”, an out-of-court restructuring agreement governed by Argentine law , pursuant to which we propose to restructure all of our outstanding debt (except for our commercial obligations, as described in the APE Solicitation Statement) by issuing notes with new payment terms, and/or by paying cash consideration.

APE Solicitation Statement: Our Solicitation Statement dated June 22, 2004, which forms part of a registration statement on Form F-1 filed with the SEC, in which we present our comprehensive restructuring plan pursuant to the APE Solicitation.

Argentine GAAP: means generally accepted accounting principles as applied in Argentina.

BCRA: Banco Central de la República Argentina (the Central Bank of the Argentine Republic).

Calling party pays: The system whereby the party placing a call to a cellular phone rather than the cellular subscriber pays for the air time charges for the call.

Cellular service: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

CER (Coeficiente de Establización de Referencia): The reference stabilization coefficient as calculated by the Argentine Central Bank, or any successor thereto, in accordance with the formula set forth in Annex I of Argentine Law No. 25,713. If the CER is abrogated, found to be inapplicable or not published, references to “CER” shall refer to any replacement measure adopted under Argentine law or, in the absence of any such replacement measure, any adjustment that shall be necessary to provide a substantially equivalent rate of return on the notes denominated in pesos (the “Peso Notes”) in comparison with similar notes issued in dollars.

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

Concurso: means a voluntary reorganization proceeding governed by Argentine law.

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

IASC: International Accounting Standard Committee.

IFRS: International Financial Reporting Standards.

Interim Period for the APE: means the review period plus the implementation period for the APE.

Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

Issuance Date: means the date of issuance and delivery of the notes, cash consideration and cash interest payments pursuant to the APE, which shall occur as soon as practicable but not later than 90 days after either reviewing court approval or any other deadline imposed by the reviewing court if the reviewing court decides that non-participating creditors can elect any options within a specific deadline.

Juicios Ejecutivos: means summary attachment proceedings governed by Argentine law.

Libor means the London Interbank Offered Rate, the rate at which deposits in dollars are offered to prime banks in the London interbank market.

List of Conditions: The Privatization Regulations, including the Pliego de Bases y Condiciones approved by Decree No. 62/90, as amended. Pursuant to the List of Conditions, Telecom was required to meet certain minimum annual standards regarding the expansion of its telephone system and improvements in the quality of its service in order to maintain and extend the exclusivity of its non-expiring license to provide fixed-line public telecommunications services and basic telephony services in the northern region of Argentina.

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

Public Emergency Law: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine Government on January 6, 2002, as amended by Law No. 25,790 and Law No. 25,820. Among others, the Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

Pulse: Unit on which the tariff structure is based.

Quiebra: means a voluntary or involuntary bankruptcy proceeding governed by Argentine law.

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

Regulatory Bodies: Collectively, the SC and the CNC.

Review Period: means the period from the date on which the APE is filed with the reviewing court until the date on which the APE is either approved or denied by the reviewing court.

Reviewing Court: means the commercial court of the City of Buenos Aires, with which we plan to file our APE (including, if applicable, any appellate court).

SEC: means the United States Securities and Exchange Commission.

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

U.S. GAAP: Generally Accepted Accounting Principles in the United States of America.

Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Our selected consolidated financial information, relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 has been derived from our consolidated financial statements which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers). Our annual consolidated financial statements relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 are not included herein. Our selected consolidated financial information, shown below, relating to the years ended December 31, 2002 and 2001, has been derived from our annual consolidated financial statements which have been audited by Henry Martin, Lisdero y Asociados — one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L. — both member firms of Ernst & Young Global. Our selected consolidated financial information for the year ended December 31, 2003 has been derived from our annual consolidated financial statements included herein which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global). The selected consolidated financial information should be read in conjunction with “Operating and Financial Review and Prospects” and our audited consolidated financial statements beginning on page F-1 of this annual report.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have issued a qualified opinion on the consolidated financial statements of Telecom as of and for the year ended December 31, 2003 because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Telecom has discontinued restating its financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.”

Inflation Accounting. As a result of the new inflationary environment in Argentina and the reforms under the Public Emergency Law, the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Professional Council of Economic Sciences), or the FACPCE, approved a resolution on March 6, 2002 reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are considered to be stated in constant currency as of December 31, 2001 (the “Stability Period”). See Note 3.c. to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the FACPCE.

However, on March 25, 2003, the Argentine government repealed the provisions of the July 16, 2002 decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for inflation accounting to be discontinued as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

Since Argentine GAAP required companies to prepare price-level restated financial statements (through September 30, 2003), the Company’s application, as a company under CNV supervision, of the CNV’s resolution represents a departure from Argentine GAAP.

Accounting Changes. Effective October 1, 2000, the Company adopted changes in certain accounting policies. The following is a summary of these changes:

•	adopting income tax deferral method;

•	charging pre-operating costs to income in the period in which incurred; and

•	charging customer acquisition costs to income in the period in which incurred.

The adoption of these changes in accounting policies has been accounted for as a retroactive adjustment, as required by Argentine GAAP. Financial information included herein as of and for the year ended September 30, 1999 has been restated for these changes.

Recent Accounting Pronouncements – Argentine GAAP

As explained in “Operating and Financial Review and Prospects—Recent Accounting Pronouncements (Argentine GAAP),” on January 14, 2003, the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new standards were adopted early by the Company, as permitted by the resolution, as of January 1, 2002. Financial information included herein as of and for the years ended 2001 and 2000 and for the year ended September 30, 1999 has been restated for these changes.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. For a summary description of the principal differences between Argentine GAAP and U.S. GAAP, see Note 16 to our consolidated financial statements as of and for the year ended December 31, 2003.

Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis see Note 15 to our consolidated financial statements as of and for the year ended December 31, 2003.

CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31				As of and for the Year Ended September 30
	2003	2002	2001 (9)	2000 (9)	1999 (9)
	(P$ millions, except per share and per ADS data and other data)
INCOME STATEMENT DATA(1)
Argentine GAAP Amounts
Net Sales	3,753	4,012	7,056	7,403	7,351
Cost of services, general and administrative and selling expenses	(3,646)	(4,216)	(6,183)	(6,196)	(5,664)
Operating income/(loss)	107	(204)	873	1,207	1,687
Other (net)(2)	(139)	(5,486)	(661)	(603)	(529)
Gain on repurchase of debt	376	—	—	—	—
Income tax	7	1,304	(112)	(242)	(461)
Net income/(loss)	351	(4,386)	100	362	697
Operating income/(loss) per share(3)	0.11	(0.21)	0.89	1.23	1.71
Operating income/(loss) per ADS(4)	0.54	(1.04)	4.43	6.13	8.57
Net income/(loss) per share(3)	0.36	(4.46)	0.10	0.37	0.71
Net income/(loss) per ADS(4)	1.78	(22.28)	0.51	1.84	3.54
Dividends per share(3)(5)(6)	—	—	—	0.47	0.60
Dividends per ADS(4)(5)(6)	—	—	—	2.38	3.00
U.S. GAAP Amounts(7)
Operating income/(loss)	53	(267)	743	1,112	1,495
Net income/(loss)	485	(1,653)	(3,501)	312	668
Net income/(loss) per share(3)	0.49	(1.68)	(3.56)	0.32	0.68
Net income/(loss) per ADS(4)	2.46	(8.40)	(17.78)	1.58	3.39

BALANCE SHEET DATA(1)
Argentine GAAP
Current assets	3,215	2,103	2,650	3,126	3,418
Fixed assets, net	8,001	9,689	10,613	11,340	10,989
Total assets	12,301	12,941	14,559	15,729	15,724

Current liabilities(8)	10,715	11,742	4,012	3,820	3,570
Non-current liabilities	365	345	5,318	6,312	6,490
Minority Interest	32	9	26	26	32
Foreign currency translation adjustments	21	28	—	—	—
Total shareholders’ equity	1,168	817	5,203	5,571	5,632

Total liabilities, minority interest, foreign currency translation adjustment and shareholders’ equity	12,301	12,941	14,559	15,729	15,724

Common stock	984	984	984	984	984
U.S. GAAP Amounts(7)
Total assets	11,661	12,156	15,214	15,758	15,794
Current liabilities	10,715	11,742	12,851	3,820	3,559
Non-current liabilities	455	389	853	6,369	6,527
Minority interest	35	35	41	26	34
Total shareholders’ equity	456	(10)	1,469	5,543	5,674

(1)	Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002, 2001, 2000 and 1999 have been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information” and “Selected Financial Data—Inflation Accounting.”
(2)	Other (net) includes equity gain (loss) from related companies, amortization of goodwill, financial results, net, other expenses, net and minority interest.
(3)	Calculated based on 984,380,978 shares outstanding during each year.

(4)	Calculated based on 196,876,196 ADSs outstanding in each year. Dividend figures do not give effect to any charges of the depositary of Telecom’s ADSs.
(5)	No dividends were paid for years 2001, 2002 and 2003. Nominal amounts of dividends in 2000 and 1999 were P$213 million and P$269 million respectively. See “Dividend Policy and Dividends.”
(6)	Figures have been restated for inflation and do not represent nominal amounts as of payment dates. Payment under year 2000 column includes payments of dividends for fiscal years ended December 31, 2000 and September 30, 2000 as a result of Telecom’s change of fiscal year-end from September 30 to December 31 effective as of January 1, 2001. See “Presentation of Financial Information” and “Dividend Policy and Dividends.”
(7)	For information concerning certain differences between Argentine GAAP and U.S. GAAP as applied to the Financial Statements and for the related effects of the significant differences in operating income, net income and shareholders’ equity, see Note 16 to our financial statements as of and for the year ended December 31, 2003.
(8)	As a result of our payment defaults, our creditors have the right to accelerate substantially all of our financial indebtedness. Accordingly, we have classified all our debt as a current liability in our December 31, 2003 and 2002 balance sheets.
(9)	Figures for years 2001, 2000 and 1999 have been restated for the application of the new accounting standards in Argentina.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See Item 10: “Additional Information—Exchange Controls.”

	High	Low	Average(1)	End of Period
Year Ended September 30, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001	1.00	1.00	1.00	1.00
Year Ended December 31, 2002	3.90	1.55	3.24	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Month Ended December 31, 2003	2.98	2.93	2.96	2.93
Month Ended January 31, 2004	2.95	2.85	2.89	2.93
Month Ended February 29, 2004	2.96	2.92	2.90	2.92
Month Ended March 31, 2004	2.93	2.86	2.90	2.86
Month Ended April 30, 2004	2.87	2.81	2.84	2.85
Month Ended May 31, 2004	2.97	2.85	2.93	2.97
Month Ended June 30, 2004 (through June 24, 2004)	2.97	2.94	2.96	2.95

(1)	Yearly data reflect average of month-end rates.

Sources: Banco Central de la República Argentina; Banco de la Nación Argentina

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the dollar equivalent of the peso prices of the Company’s Series B Preferred Shares on the Buenos Aires Stock Exchange and, as a result, are likely to affect the market price of the Company’s American Depositary Shares (the “Series B ADSs”) in the United States.

On June 24, 2004, the closing exchange rate (ask price) quoted by Banco de la Nación Argentina (“Banco Nación”) was P$2.947=US$1.00.

Risk Factors

You should consider the following risks with respect to an investment in Telecom and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risk Factors Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina and most of our indebtedness is denominated in U.S. dollars and euro. Accordingly, our financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and these other currencies. In the past several years the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and will continue to affect our financial condition and results of operations and may impair our ability to make payments of principal and/or interest on our financial indebtedness including the notes.

The devaluation of the peso will adversely affect Telecom’s results of operations and its ability to service its debt obligations.

Since Telecom realizes substantially all of its revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of our earnings while increasing the cost, in peso terms, of our expenses and capital costs denominated in foreign currency (including costs of servicing our indebtedness denominated in foreign currencies).

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar and how these uncertainties will affect the consumption of telephone services. Moreover, Telecom cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of peso and, accordingly, on Telecom’s financial condition and results of operations.

Substantial inflation may continue, which will negatively impact Telecom’s revenues.

Argentina experienced significant inflation during 2002. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 118%. The level of inflation reflects both the effect of the peso devaluation on production costs and a substantial change in relative prices, partially offset by the elimination of public utility rate adjustments and the large drop in demand resulting from the recession.

Inflation slowed in 2003, with the Argentine consumer price index increasing by 3.7% and the wholesale price index increasing by approximately 1.9% in 2003. For the first five months of 2004, the Argentine consumer price index increased by 2.7% and the wholesale price index increased by 3.9%. Despite recent slowing of inflation rates, if the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected. Since we derive the majority of our revenues from fees payable in pesos, unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations. Pursuant to the Public Emergency Law, contract clauses requiring adjustments in agreements for the provision of public utility services between the Argentine government and the providers of those services (including us) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services were converted from their original U.S. dollar values to pesos at a rate of P$1.00 per U.S.$1.00. We are in the process of renegotiating our tariffs and contractual terms with the Argentine government. As part of this renegotiation, on May 20, 2004, we and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby we agreed to maintain together with Telefónica de Argentina S.A. the current tariff structure we charge our customers for basic telephony services until December 31, 2004. We cannot assure you that the outcome of any further renegotiation will be favorable to us and our future financial position.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our external debt.

In 2001 and 2002, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. These restrictions severely limited our ability to make payments on our debt to creditors outside of Argentina. Although these restrictions have generally been eliminated, there can be no assurance that the Central Bank will not again restrict the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors which would limit our ability to service our debt.

The deterioration of the Argentine economy and the effects of pesification may require Telecom to undertake a mandatory capital stock reduction or commence dissolution proceedings.

Under section 206 of the Argentine Companies Law No. 19,550, as amended, if at the annual shareholders’ meeting a corporation presents financial statements that report that the corporation’s losses have absorbed its reserves and at least 50% of its share capital, the corporation is required to reduce its capital stock. Furthermore, under paragraph 5 of section 94, if the corporation presents annual financial statements that report negative shareholders’ equity, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making an additional capital contribution or authorizing the issuance of additional shares of the corporation) that increases the company’s capital stock. These provisions of the Argentine Companies Law have been suspended until December 10, 2004 as a result of successive presidential decrees. In addition, the Buenos Aires Stock Exchange has issued a resolution providing that companies with negative shareholders equity can continue listing their securities on the reduced trading panel (rueda reducida) until June 30, 2004, instead of being suspended from listing from the Buenos Aires Stock Exchange. We cannot assure you that the suspension of the mandatory capital reduction requirements of the Argentine Companies Law, or the exemption from the positive shareholders’ equity requirements of the Buenos Aires Stock Exchange, will be extended again or that these requirements will not be enforced in the future.

Although Telecom’s shareholders’ equity was positive as of December 31, 2003 (largely as a result of the appreciation of the peso in 2003), if the Argentine economy does not continue to improve and the peso depreciates against the U.S. dollar, Telecom’s results of operations may decline such that they absorb at least 50% of its share capital and reserves or result in negative equity. In this event, if the suspension of the provisions of Section 206 and paragraph 5 of section 94 are not extended past December 10, 2004, then Telecom may be forced to reduce its capital stock or to commence dissolution proceedings.

Future Argentine government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Under the Kirchner administration, the CNC has been aggressive in adopting new regulations and imposing fines on telecommunications companies, particularly privatized companies such as Telecom. The CNC has initiated administrative proceedings to collect fines against Telecom amounting to approximately P$8 million and claims for 2002 fines of P$0.42 million are also pending. We have challenged the imposition of these fines in these administrative proceedings. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. The AFIP have also brought an increasing number of claims against us, including for our amortization of assets and past deductions for uncollectable receivables. We cannot assure you that laws and regulations currently governing the economy or the telecommunications industry will not change, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign currency denominated debt obligations.

In the event of further social or political crisis, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies, including royalty and tax increases and retroactive tax claims.

In addition, investments in Argentine companies may be further affected by changes in laws and policies of the United States affecting foreign trade, taxation and investment.

Argentina continues to face considerable political and economic uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably in 2003, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past five years and the absence of a clear political consensus in favor of any particular set of economic policies have given rise to significant uncertainties about the country’s economic and political future. It is currently unclear whether the economic and political instability experienced over the past five years will continue and it is possible that, despite recent economic growth, Argentina may return to a deeper recession, higher inflation and unemployment and greater social unrest. If this instability continues, there could be a material adverse effect on our results of operations and financial condition.

Further, the Argentine government is facing severe fiscal problems as a result of the devaluation of the peso. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, the cost, in peso terms, of servicing these liabilities has increased significantly as a result of the devaluation. In addition, peso-denominated tax revenues constitute the majority of Argentina’s tax receipts and although tax revenues have increased in peso terms, they have decreased in U.S. dollar terms. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

Argentina is currently insolvent and is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and restore economic growth.

The Argentine government is currently insolvent and has defaulted on a significant part of its public debt in recent years although it has recently reached an agreement to postpone the maturity date of certain amounts of its debt owed to the International Monetary Fund, or IMF, and other international credit organizations. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited. This inability to obtain financing has and will continue to affect Argentina’s ability to implement any reforms and restore economic growth. In addition, the adoption of austere fiscal measures may be required to repay the Argentine government’s debt and to balance its budget. These factors could lead to deeper recession, higher inflation and unemployment and social unrest which would negatively affect our financial condition and results of operations.

The stability of the Argentine banking system is uncertain.

In recent years the Argentine financial system has been characterized by extreme volatility. In the past, the Argentine government has restricted bank withdrawals and required the conversion of dollar deposits to pesos. This has led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest, resulting in widespread public protests against financial institutions.

Since 2002, a large number of cases brought in Argentine courts have challenged the constitutionality of “pesification” pursuant to the Public Emergency Law and have demanded the return of deposits in dollars or in pesos at the prevailing exchange rate at the time of payment. In at least one case, the Argentine Supreme Court has struck down the mandatory conversion to pesos of U.S. dollar deposits. This decision creates uncertainty for the Argentine banking system as a whole and raises the possibility that a large number of depositors may seek to withdraw all of their deposits and convert their pesos into dollars in the future. If this happens, the Argentine government may be required to provide additional financial assistance to banks. If the Argentine government is not able to provide this assistance and these withdrawals are significant, this could lead to the collapse of one or more large banks or even the Argentine financial system.

The Argentine banking system’s collapse or the collapse of one or more of the larger banks in the system would have a material adverse effect on the prospects for economic recovery and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of delinquent or uncollectible accounts.

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the board of directors of Telecom frequently obtains and intends to obtain in the future, opinions of counsel concerning the compliance of the actions with Argentine law and Telecom’s bylaws (or regulations if any). Although the issue is not free from doubt, based on advice of counsel, Telecom believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision.

Risks Associated with Telecom and its Operations

Telecom may be forced into bankruptcy or to file for reorganization.

Although Telecom is currently pursuing a restructuring pursuant to an acuerdo preventivo extrajudicial (or “APE”), an out-of-court restructuring agreement governed by Law No. 24, 522, Telecom cannot assure you that it will be successful in refinancing its outstanding debt through the APE Solicitation. Our proposed APE is subject to a number of conditions including the approval of holders of our outstanding debt, a minimum level of participation in one of the consideration options offered in the APE and the approval by the reviewing court in Argentina. In addition, the APE procedure is a new statutory mechanism with few court cases interpreting these proceedings, and judicial treatment of the APE by the reviewing court and the enforcement of the APE by courts outside of Argentina is subject to uncertainty. It is possible that one or more of Telecom’s creditors may seek to attach Telecom’s assets prior to the completion of the proposed restructuring. In addition, if a claim is filed requesting Telecom’s bankruptcy, or quiebra, by one or more of its creditors, Telecom may seek the assistance of the Argentine courts by filing for reorganization, or concurso. If Telecom’s proposed restructuring is not consummated, there is a significant likelihood that we will have to commence bankruptcy proceedings or face involuntary insolvency proceedings.

If the restructuring is not consummated, there is a significant likelihood that we will pursue the pesification of our foreign-currency denominated debt, and will have to commence reorganization proceedings or face bankruptcy proceedings.

Except for partial payments of accrued but unpaid interest of the equivalent of US$96 million (excluding withholding tax) made by Telecom, US$13 million (excluding withholding tax) made by Telecom Personal and US$0.04 million (excluding withholding tax) made by Publicom S.A. (a 99.99% owned subsidiary), which we refer to as Publicom, in June 2003, we have not made principal or interest payments to our financial creditors since the first half of 2002. As of December 31, 2003, the aggregate principal face amount of our unconsolidated outstanding debt (which excludes accrued but unpaid interest, penalties and post-default interest rate increases) was the equivalent of US$2,553 million. As of December 31, 2003, the aggregate amount of total unconsolidated outstanding debt amounted to approximately the equivalent of US$2,801 million (including accrued but unpaid interest, penalties and post-default interest rate increases).

A substantial portion of our outstanding debt is denominated in foreign currencies and is governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom has recorded its outstanding debt at their respective original foreign currencies in the expectation that the debt restructuring would be completed successfully. If a restructuring plan pursuant to the APE is not completed, our management will analyze different courses of action in order to preserve the continuity of Telecom’s operations. As discussed in Note 12 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003, such actions may include pursuing legal arguments to support the “pesification” of foreign-currency denominated debt governed by foreign law. In this event, Telecom would seek to treat the foreign-currency denominated debt of Telecom and its subsidiaries as having been “pesified” at a rate of P$1 to US$1 or its equivalent in other foreign currencies.

Our cash flow is currently insufficient to service our existing debt. Unless holders of the requisite majorities of outstanding debt vote in favor of the APE Solicitation, there is a significant likelihood that we will have to commence reorganization, or concurso, proceedings under Argentine Bankruptcy Law or one of our creditors may force us into bankruptcy proceedings, or quiebra.

We have been advised by our Argentine counsel that in order to reorganize our outstanding debt under a reorganization (concurso), we would need to obtain the approval of the majority of our unsecured creditors representing two-thirds of our liabilities filed in the concurso proceedings and admitted by the Argentine court. During the period of the concurso, the holders of our outstanding debt should expect the following:

•	We will continue managing our business, subject to control and supervision by a bankruptcy trustee (síndico) and a committee of creditors. In addition, certain transactions will be subject to court approval (which approval would be subject to input from, but would not be bound by, the opinion of the committee of creditors).

•	All of our obligations will become due and payable as provided for by applicable laws.

•	Existing judicial claims from creditors, including trade creditors, will be considered by the court and any proceedings relating to these claims will be stayed. Holders of our outstanding debt therefore may be unable to control the process and their interests may be given less weight by the reviewing court when considered in relation to the interests of all of our creditors, including our commercial creditors. In our APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	The claims of holders of our outstanding debt will be restructured on terms that cannot be predicted at this time, but they could be more or less favorable than the terms being offered pursuant to the APE.

•	For purposes of calculating the requisite majorities and the relative positions of the creditors, restructured claims denominated in a currency other than pesos will be converted into pesos at the exchange rate as of the date of the bankruptcy trustee’s filing of its report discussing each proof of claim.

•	Reorganization (concurso) proceedings are likely to take a longer period of time than proceedings involving APE agreements and holders may therefore have to wait for an extended period of time before the concurso proceedings are completed. During this period, Telecom could lose significant value.

•	Accrual of interest on our unsecured debts will be suspended in the reorganization (concurso).

•	Our assets would be protected against claims by our creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate our assets.

•	No payments of principal or interest may be made by us to our creditors.

•	Holders of our indebtedness will lose any rights of set-off against us that they had prior to the reorganization (concurso) unless the debt owed to holders was already due and payable prior to the date of filing of the reorganization (concurso).

•	If the reorganization (concurso) fails, holders of our indebtedness will be left with a claim in a bankruptcy (quiebra) and may force us into quiebra.

We have been advised by our Argentine counsel that if we are forced into bankruptcy proceedings (quiebra) holders of our outstanding debt should expect the following:

•	A court-appointed trustee will manage our business under the supervision of the Argentine court which will be subject to input from, but will not be bound by, the opinion of a committee of our creditors. In this respect, if the court considers that the interruption of the provision of an essential public service may cause severe damage to our customers, the court may authorize us to continue providing this public service.

•	All of our obligations will become due and payable immediately.

•	Existing judicial claims from creditors, including commercial creditors, will be considered by the reviewing court and any proceedings relating to these claims at the time of the bankruptcy (quiebra) will be stayed. Holders of our outstanding debt therefore may not be able to control the process, and their interests shall be treated in accordance with Argentine Bankruptcy Law, taking into account the interests of all creditors as a whole. In our APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	Holders of our outstanding debt may not exercise any set-off rights with respect to debt we owed to them prior to the bankruptcy (quiebra) unless the debt we owed to holders was already due and payable prior to the date of filing the bankruptcy (quiebra).

•	The bankruptcy (quiebra) proceedings may continue for a continued period of time and during this period we could lose significant value.

•	Under the Argentine court’s supervision, the trustee will identify all of our assets and liabilities, liquidate our assets (for which a specific procedure may apply under Argentine law according to the terms of our license to provide telecommunications services) and distribute the proceeds from this liquidation among all our creditors in the preferential order set forth under Argentine Bankruptcy Law.

•	Foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate in effect on the date on which the bankruptcy is declared or upon the maturity of the claims, if maturity occurred before the bankruptcy was declared.

•	Interest on our debts will cease to accrue.

•	Our assets would be protected against claims by our creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate our assets.

•	Holders of our indebtedness will lose any rights of set-off against us that they had prior to the bankruptcy (quiebra) unless the debt owed to holders was already due and payable prior to the date of filing of the bankruptcy (quiebra).

•	If we become subject to bankruptcy proceedings, the Argentine government has the power to revoke our and Telecom Personal’s licenses to provide telecommunications services, including fixed-line telephony and cellular services.

•	If our license to provide fixed-line telephony services is revoked, our controlling shareholder may be forced to transfer its shares and capital contributions in trust to the relevant regulatory entity, who will sell these shares and capital contributions in an auction. If this occurs, the proceeds of the sale minus fees, expenses, taxes and/or penalties will be delivered to our controlling shareholder. Once the shares and the capital contributions have been awarded to a new entity in the auction, a new license will be issued. During this period of time the regulatory entity may appoint one or more operators to temporarily provide the services formerly provided by us. Any of these operators will be paid out of the proceeds of the sale of the shares.

In addition, the processes of reorganization (concurso) and bankruptcy (quiebra) proceedings are subject to considerable uncertainty because they will be governed by a statute that was amended in 2002, and substantial aspects of the amended statute have not yet been applied or interpreted by the courts. Consequently, the actual outcome might be less favorable or more favorable for creditors than the consequences described in this document in ways we cannot foresee.

Our subsidiaries are also in the process of negotiating debt restructurings, the outcome of which are uncertain.

Our subsidiary, Telecom Personal, is currently discussing a restructuring proposal with representatives of its creditors, and Telecom is not certain whether Telecom Personal will complete its restructuring plan as proposed, or when such restructuring may be completed. As of December 31, 2003, Telecom Personal’s unconsolidated outstanding debt and intercompany obligations amounted to the equivalent of US$599 million (including US$27 million principal amount of intercompany obligations owed to Telecom, accrued but unpaid interest, penalties and post-default interest rate increases). Telecom Personal’s subsidiary, Núcleo, also is in the process of restructuring its indebtedness. The outcome of the Telecom Personal and Núcleo restructurings are subject to approval by the relevant creditors of those companies and to the conditions of their respective restructuring plans.

Uncertainties resulting from the current economic situation in Argentina and currently existing regulations affecting us and uncertainties relating to the restructuring of our outstanding debt currently raise substantial doubt about our ability to continue as a going concern and may continue to negatively impact our financial position and results of operations.

Telecom’s consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 have been prepared assuming that it will continue as a going concern.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have jointly issued a qualified opinion on the consolidated financial statements of Telecom as of and for the year ended December 31, 2003, because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Telecom has discontinued restating its financial statements in constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003.

Our accountants’ report includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.” Although we expect that completion of the APE, if successful, will reduce the risks associated with or our ability to continue as a going concern, factors such as the strength of the Argentine economy and the devaluation of the peso, as further described in this “Risk Factors” section, may continue to negatively impact the financial position and results of operations of Telecom and its subsidiaries and there is a risk that we will not be able to continue as a going concern.

Our ability to operate our business will be constrained by restrictions and limitations imposed during the interim period for the APE and by the indenture governing the notes that we propose to issue.

The indenture governing the notes that will be issued pursuant to our APE restructuring proposal will contain certain operating and financial restrictions and covenants that may adversely affect our ability to finance our future operations or capital needs or to engage in certain business activities. We will agree to observe these restrictions during the interim period for the APE. These agreements will limit, and in some cases prohibit, our ability to:

•	incur liens;

•	incur indebtedness;

•	sell assets;

•	enter into sale and leaseback transactions;

•	engage in transactions with our shareholders and affiliates;

•	make capital expenditures;

•	make restricted payments (including loans and investments);

•	impose payment restrictions affecting restricted subsidiaries;

•	issue equity interests of Telecom Personal resulting in a loss of control of Telecom Personal;

•	engage in other lines of business; or

•	engage in certain mergers.

In addition, the notes and Telecom Personal’s loans will contain cash sweep provisions which will require us and Telecom Personal to use any “excess cash” as defined in the notes to prepay our and Telecom Personal’s notes, respectively, which will further limit our ability to finance our future operations or capital needs.

We are and will continue to be highly leveraged.

As of December 31, 2003, our total consolidated bank and financial indebtedness, denominated in dollars, euro and yen amounted to the equivalent of approximately US$3,381 million, including accrued but unpaid interest, penalties and post-default interest rate increases. Our total consolidated peso-denominated debt amounted to P$176 million, including accrued but unpaid interest, penalties and post-default interest rate increases and CER adjustment. After giving effect to the restructuring pursuant to the APE, based on the assumptions of the management of Telecom, we expect that the nominal (contractual) amount of our unconsolidated bank and financial indebtedness as of December 31, 2003 will be approximately US$1,801 million. However, if the APE is implemented, the amount of our restructured financial indebtedness and the scheduled interest payments and mandatory amortization obligations for our financial indebtedness outstanding after the restructuring will depend on the elections of participating holders and the decision of the reviewing court with respect to the treatment of the non-participating holders. Assuming that the APE is completed in the form that we have proposed in the APE Solicitation Statement, we expect to be able to make principal and interest payments on the notes to be issued in the APE. However, this expectation is based on assumptions about important macroeconomic factors, including exchange rates, inflation, tariff adjustments and growth in the Argentine economy. Our leverage may impair our ability to service our indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, our subsidiary, Telecom Personal is, and will continue to be, highly leveraged. As of December 31, 2003, Telecom Personal’s unconsolidated outstanding debt was US$599 million (including the U.S. dollar equivalent, in the case of debt denominated in other currencies, of US$27 million principal amount in intercompany obligations, accrued but unpaid interest, penalties and post-default interest rate increases). After giving effect to Telecom Personal’s proposed restructuring based on the assumptions of the management of Telecom and Telecom Personal, we expect that the nominal (contractual) amount of Telecom Personal’s unconsolidated bank and financial indebtedness as of December 31, 2003 will be approximately P$1,236 million (the equivalent of approximately US$422 million).

Nortel, as the principal shareholder of Telecom, and its controlling shareholder, Sofora, exercise significant control over matters affecting Telecom.

Nortel is Telecom’s principal shareholder, owning approximately 54.74% of Telecom’s capital stock as of the date of this annual report. Nortel owns all of Telecom’s Class A shares and approximately 8.5% of Telecom’s Class B shares. Sofora owns 100% of the common stock and 67.78% of the capital stock of Nortel. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina - Inversiones S.L., or W de Argentina - Inversiones (a company that is party of the Werthein Group de Argentina) and 2% owned by France Telecom Group.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina - Inversiones will have the ability to determine the outcome of any action requiring Telecom’s shareholders’ approval, including the ability to elect a majority of directors. Accordingly, Sofora and its shareholders are able to control the payment of dividends by Telecom, subject to the requirements of Argentine law, and to increase the amount or frequency of these dividend payments in order to fund expenditures or distributions by Sofora or for other purposes.

Telecom has been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina - Inversiones have agreed amongst themselves certain matters relating to the election of directors of Nortel and Telecom and have given W de Argentina - Inversiones veto power with respect to certain matters relating to Telecom.

Telecom’s APE does not provide for the issuance or modification of any equity securities. As a result, Nortel will retain all of its current equity and, as a result of Sofora’s direct ownership of Nortel, Sofora’s shareholders will continue to exercise their current level of control after the APE. We have engaged in and will continue to engage in transactions with these shareholders and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of our capital stock and as parties with interests in these related party contracts.

The “pesification” and freezing of rates may continue to adversely affect Telecom’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for basic telephony services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom may charge in the future will be determined by negotiation between Telecom and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of Telecom. In connection with these negotiations, on May 20, 2004, we and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby we agreed, without waiving our right to continue negotiations, to maintain the current tariff structure we charge our customers for basic telephony services until December 31, 2004.

Telecom is unable to predict the outcome of these negotiations and the rate scheme which will be applied in the future. Moreover, Telecom is unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether Telecom will be able to meet them.

Rate restrictions and reductions of some scope and magnitude may continue for a number of years and may reduce revenues from basic services and other services. While Telecom intends to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in dollar terms.

Telecom must comply with conditions in its license, some of which are outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services it provides. Telecom provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Any partial or total revocation of the license would be likely to have a material adverse impact on Telecom’s financial condition and results of operations. Telecom’s dissolution and the declaration of bankruptcy are events which may lead to a revocation of Telecom’s license under the List of Conditions.

Certain of the conditions of the license are not within Telecom’s control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom without prior approval of the regulatory authorities may result in the revocation of Telecom’s license and, until June 29, 2004, certain transfers of shares of Telecom, or its direct or indirect shareholders, may result in the revocation of Telecom Personal’s PCS AMBA license.

In addition, since December 2003, the Telecom Italia Group and W de Argentina - Inversiones S.L are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 8.5% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represented approximately 54.74% of our total capital stock. Telecom is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

Pursuant to the List of Conditions as amended by Resolutions S.C. No 111/03 and No 29/4: (i) any reduction of ownership of Nortel in the capital stock of Telecom to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Telecom’s business operates in a competitive environment which may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, comprised of, among others, independent basic telephony service providers, mobile (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. Groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom to the extent those services may be substitutes for fixed wireline telephony. As of December 31, 2003, more than 150 licenses for local and/or long distance services had been granted since the end of the exclusivity period.

Telecom expects that it will face pressure on the rates it charges for services and experience loss of market share for basic telephony service in the Northern Region as a result of this competition. In addition, the market for cellular services is quite competitive as certain of our competitors are better capitalized than Telecom in their networks and have substantial telecommunications experience. In March 2004, Telecom learned that BellSouth Corporation announced that it would sell its interests in its Latin American cellular operations to Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica, S.A., which reported that the proposed sale would result in Telefónica Móviles becoming Argentina’s largest cellular operator. The Internet services and wireless telecommunications markets, which we expect will account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the basic telephony market, Telecom must invest in its fixed-line network in order to maintain and improve service quality. To remain competitive in the wireless telecommunications market, Telecom Personal must enhance its wireless networks by transitioning from TDMA to GSM technology, expand its network coverage, provide high service quality and attractive plans. To remain competitive in the Internet services market, Telecom must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. Telecom must also adapt to changing market conditions. Responding to these changes may require us to devote substantial capital to the development, procurement or implementation of new technologies.

We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our and our subsidiaries’ existing network infrastructures. In addition, we may have to make significant expenditures for the repair or replacement of our equipment lost due to theft or vandalism.

The operating and financial restrictions under the terms of the notes (including limits on capital expenditures by us and by Telecom Personal) and the macroeconomic situation in Argentina and our related lack of access to bank financing and the capital markets may impede our ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that we will have the ability to make needed capital expenditures. If we are unable to make these expenditures, or if our competitors are able to invest in their businesses to a greater degree than we are, our competitive position will be adversely impacted.

Moreover, the products and services we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans and features, our customer base and our user traffic may be materially affected.

Competition is and will continue to be affected by Telecom’s and its competitors’ respective business strategies and alliances. Accordingly, Telecom may face additional pressure on the rates it charges for its services or experience loss of market share in these areas. In addition, the general business and economic climate in Argentina, including economic turbulence and regional differences in growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect Telecom and its competitors differently, potentially to the relative disadvantage of Telecom. Telecom also expects that the level of competition in its markets will increase in the future.

In light of the range of regulatory, business and economic uncertainties Telecom faces, as discussed in this “Risk Factors” section, it is difficult for Telecom to predict with meaningful precision and accuracy the future market share of Telecom in relevant geographic areas and customer segments, the speed with which change in Telecom’s market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to Telecom’s overall financial condition and results of operations.

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

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of Telecom’s labor organizations have increased recently as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine government has attempted to alleviate this economic disparity through in-kind social welfare distributions). Moreover, labor organizations have advocated that certain of our non-unionized employees, particularly Telecom Personal’s cellular telephony employees, should be represented by trade unions. If the number of employees covered by trade unions increases, we may incur an increase in costs for the higher compensation that we may need to pay to unionized employees.

While Telecom attempts to negotiate with its labor organizations in order to mitigate the effects of the Argentine economy on the real wages of its employees, Telecom is limited in its abilities to resolve these issues since it has not received authorization for tariff increases. If Telecom is not able to resolve these issues with the labor organizations, these organizations may strike or cause other types of conflicts. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on Telecom’s ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In those circumstances,

Telecom might face an immediate loss of revenue. Damage to Telecom’s reputation might also result, with a potential longer-term negative effect on revenues. We have agreed to defer negotiations under one of our collective bargaining agreements until August 2004.

Telecom is involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for Telecom.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor and responding to the demands of litigation may divert management time, attention and financial resources. Telecom is subject to two involuntary bankruptcy petitions, or pedidos de quiebra, for an aggregate amount of US$356,787 and eight summary attachment proceedings, or juicios ejecutivos, that have been filed by persons alleging to be holders of our outstanding notes for the aggregate value of approximately US$2.2 million (based on exchange rates as of June 1, 2004). We have not been served process with respect to the bankruptcy petitions. We have been served with process and have filed the required formal responses for each of the juicios ejecutivos. In addition, certain attachments have been granted over an aggregate amount of approximately US$3.5 million (based on exchange rates as of June 1, 2004) of funds and assets of Telecom. We do not expect that these bankruptcy petitions or summary attachment proceedings and attachments will result in Telecom being declared bankrupt. However there is a significant likelihood that we will have to commence concurso (reorganization) proceedings if we are unable to consummate the APE expeditiously and if claims of this nature increase.

Telecom may be subject to measures by the Argentine government which may impose an obligation to provide telecommunications services without compensation.

On June 12, 2002, the Argentine Congress passed Law No. 25,609 which, as of the date of this annual report, is not yet in effect. Law No. 25,609 provides that Argentine telephone operators such as Telecom must provide “indispensable telephony services” to certain public entities, including public hospitals, welfare institutions, public education facilities and the Argentine armed forces, even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom’s ability to set-off any amounts owed by these public entities against any amounts Telecom owes to the Argentine government.

The executive branch vetoed Law No. 25,609 and instead passed Decree No. 1174/02 on July 4, 2002, which requires an operator that intends to suspend services to these entities provide 30 business days notice of this suspension to the affected entity and departments of the executive branch. However, Law No. 25,609 may still become effective upon approval of the National Congress.

If the proposed measures under Law No. 25,609 are enforced, Telecom may incur losses as a result of its provision of services without compensation.

As part of our negotiations under the Decree No. 293/02 on the tariff structure, on May 20, 2004, we and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby we, together with Telefónica de Argentina S.A., agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs that currently have no wire telephone lines, and to establish special tariffs for the provision of Internet services within the Argentine provinces.

Telecom’s financial statements may not give you the same information as financial statements prepared under U.S. GAAP.

Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, although Telecom is subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of domestic U.S. issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. Telecom maintains its financial books and records and prepares its financial statements in conformity with

Argentine GAAP, which differs in certain significant respects from U.S. GAAP. See Note 16 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003 for a description of the significant differences between Argentine GAAP and U.S. GAAP as they relate to Telecom.

ITEM 4. INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector corporations in Argentina in terms of revenues. Telecom has a non-expiring license (the “License”) to provide fixed-line public telecommunications services and basic telephone services in Argentina. The Company also provides other telephone-related services such as international long-distance service and data transmission and Internet service, and through its subsidiaries, wireless telecommunications services, telephone directory publishing and data transmission. Through September 30, 1999, Telecom provided domestic and international telephony services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “Regulatory Framework – Deregulation Plan Established by Decree No. 264/98.”

As of December 31, 2003, our telephone system included approximately 3.6 million lines in service. This is equivalent to approximately 20 lines in service per 100 inhabitants in the Northern Region and 320 lines in service per employee.

Organizational Structure

The following chart shows our principal subsidiaries and affiliated companies as of December 31, 2003, and jurisdiction of organization.

(*)	Non-operating company.
(**)	In process of liquidation.

Consolidated Subsidiary Information

The following table presents information relating to the activity of, our percent ownership of and the percentage of our consolidated total net sales represented by our consolidated subsidiaries as of December 31, 2003:

Subsidiary(1)	Activity	Percent Ownership	Percentage of Telecom’s Total Net Sales
Telecom Personal S.A.	Cellular Telephony and PCS	99.99	26.7
Núcleo S.A. (2)	Cellular Telephony and PCS	67.50	4.3
Telecom Argentina USA Inc.	International Service	100.00	0.9
Publicom S.A.	Publication of Directories	99.99	0.9
Cable Insignia S.A. (2)(3)(4)	Cellular Telephony and PCS	75.00	0.0
Micro Sistemas S.A. (4)	Data Transmission	99.99	0.0

(1)	All incorporated in Argentina, except for Núcleo S.A. (Paraguay), Cable Insignia S.A. (Paraguay) and Telecom Argentina USA Inc. (USA).
(2)	Interest held indirectly through Telecom Personal.
(3)	This subsidiary is in the process of liquidation.
(4)	Not operative as of December 31, 2003.

The Company’s principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

The Company’s agent in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware, 19715.

Recent Developments

Debt Restructuring

The effects of the Public Emergency Law and the devaluation of the peso have made it difficult for us and our subsidiaries to meet our debt service requirements on our outstanding financial indebtedness, principally because most of our revenues have been converted into pesos while most of our liabilities remain denominated in U.S. dollars, euro and Japanese yen. In addition, Telecom has not been able to increase tariffs in peso terms to offset the devaluation because tariffs with respect to a large portion of its business may only be adjusted after renegotiation with the Argentine government.

As a consequence of developments relating to the macroeconomic environment in Argentina and the Public Emergency Law, including the deterioration of the economic situation in Argentina, the devaluation and volatility of the Argentine peso, the pesification of our rates and uncertainties surrounding the adjustment of our regulated rates, in the first half of 2002 Telecom and Telecom Personal announced the suspension of payments of principal and interest on their financial debt obligations. As a result, Telecom and Telecom Personal are in default under their respective outstanding financial indebtedness.

We have been working with our respective financial advisors to develop a comprehensive plan to restructure our financial debt obligations.

Our APE Solicitation

On June 22, 2004 Telecom commenced a solicitation process whereby it is soliciting consents from holders of its unconsolidated financial indebtedness to enter into an APE whereby it proposes to restructure its outstanding unconsolidated financial indebtedness by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. The solicitation will expire on July 21, 2004, unless Telecom extends it in its sole discretion. The restructuring proposal is described in detail in our APE Solicitation Statement dated June 22, 2004, which forms part of a registration statement on Form F-1 filed with the SEC.

If our proposed APE is executed and subsequently approved, Telecom will make available to each consenting holder of its outstanding debt, at that holder’s option, subject to proration (in the case of Option B and Option C described below) and the other terms and conditions of the APE, for each 1,058 amount of outstanding debt, including the principal amount plus an adjustment for a portion of unpaid interest, denominated in dollars, euro, Japanese yen or Argentine pesos, as the case may be:

•	Option A - to holders who select Option A, 1,058 principal amount of series A notes due 2014. The Series A notes would be issued in dollars, euro, Japanese yen or Argentine pesos (depending on the debt being restructured, with each creditor having the right to elect dollar-denominated instruments), mature in 2014 and bear interest at an initial interest rate of 5.53% (4.83% for euro-denominated, 1.93% for yen-denominated and 3.23% for peso-denominated Series A notes) from the issuance date through October 15, 2008 and at 8% for notes denominated in U.S. dollars (6.89% for euro-denominated, 3.69% for yen-denominated and 3.42% for peso-denominated Series A notes) from October 16, 2008 through October 15, 2014.

•	Option B - to holders who select Option B, US$1,000 principal amount of series B notes (except that holders of outstanding debt denominated in euro, pesos and yen who select Option B will receive an amount of series B notes equal to the dollar equivalent of 94.5% of their principal and principal face amount adjustment). The Series B notes would be issued in U.S. dollars, mature in 2011 and bear interest at an initial rate of 9.0% from the issuance date through October 15, 2005, 10.0% from October 16, 2005 through October 15, 2008 and 11.0% from October 16, 2008 through October 15, 2011; or

•	Option C - to holders who select Option C, cash consideration at a price not greater than 850 nor less than 740, to be determined pursuant to a “modified dutch auction” pricing mechanism.

The proposal is conditioned, among other things, on a minimum level of approval by the creditors and a minimum level of participation in Option A. In addition, if Option C is undersubscribed, creditors who elect to receive Option B consideration will be deemed to have agreed to have up to 37.5% of their outstanding debt and principal face amount adjustment allocated to Option C.

On the date the new notes are issued, Telecom will make a cash payment for accrued but unpaid interest on the outstanding debt from January 1, 2004 until the issue date. The amount of interest will be based on the principal amount of debt issued to the relevant holder pursuant to the APE and will be payable at the initial interest rate on the applicable series of new notes issued to such holder or, in the case of Option C, based on the amount of interest that Telecom has accrued on the US$663 million of Option C cash consideration from January 1, 2004 until the issuance date and based on an annual rate equal to the federal funds rate.

Principal and interest on the new notes will be payable semi-annually. The terms of the notes proposed to be issued in the APE, including the specific amortization schedules for each series of notes, are described in our APE Solicitation Statement.

Telecom Personal Restructuring

Telecom’s 99.99% owned subsidiary, Telecom Personal, is proposing to restructure its outstanding financial indebtedness, including intercompany obligations. As of December 31, 2003, Telecom Personal’s unconsolidated outstanding financial debt and intercompany obligations amounted to the equivalent of US$599 million (including US$27 million principal amount of intercompany obligations owed to Telecom, accrued but unpaid interest, penalties and post-default interest rate increases). Telecom’s APE is not conditioned upon the completion of the Telecom Personal restructuring.

Telecom Personal expects to conduct an APE solicitation in which it will solicit approval for an APE agreement under which Telecom Personal will restructure its outstanding debt, including the equivalent of US$27 million principal amount in intercompany obligations owed to Telecom, by issuing new loans to its existing creditors with new payment terms and by paying cash consideration and making partial cash interest payments. The terms of Telecom Personal’s new loans pursuant to its restructuring are expected to be similar to the terms of Telecom’s unlisted notes pursuant to its APE.

If Telecom Personal’s APE solicitation is completed in the form that it has proposed, Telecom Personal will make available to each of its existing creditors, subject to proration and the other terms and conditions of its APE solicitation for each 1,063 principal amount of outstanding debt (including principal face amount adjustment of 0.063):

•	Option A – to creditors who select Telecom Personal’s Option A, 1,063 principal amount of Series A loans due 2014. The Series A loans denominated in dollars are expected to bear interest at 5.53% from 2004 through October 15, 2008, and at 8.0% thereafter (loans will also be issued in pesos and yen); or

•	Option B – to creditors who select Telecom Personal’s Option B, 1,000 principal amount of Series B loans due 2011. The Series B loans are expected to be issued in dollars and bear interest at 9.0% from 2004 to October 15, 2005, at 10.0% from October 16, 2005 through October 15, 2008 and at 11.0% thereafter; or

•	Option C – to creditors who select Telecom Personal’s Option C, a cash payment in equivalent U.S. dollars at a price not greater than 850 nor less than 740, to be determined pursuant to a “modified dutch auction” procedure.

There will be limits as to participation in Telecom Personal’s Option C. Creditors who select Telecom Personal’s Option B agree that up to 27.5% of their outstanding debt amount may be allocated to Option C.

If Telecom Personal obtains support in favor of its APE from holders of at least 95% of its financial indebtedness, Telecom Personal reserves the right to pursue an out-of-court restructuring without seeking court approval of its APE.

Telecom currently intends to participate in Telecom Personal’s restructuring and select Option A with respect to its equivalent of US$27 million outstanding loan to Telecom Personal.

Telecom Personal is in the process of discussing its restructuring proposal with representatives of its creditors. Telecom Personal’s negotiations with its creditors are ongoing, and it is possible that the final restructuring plan will contain additional or different terms, including higher levels of indebtedness and/or interest rates than is described herein.

Telecom Personal’s debt restructuring proposal does not include Telecom Personal’s outstanding guarantee of approximately the equivalent of US$42.6 million principal face amount of financial indebtedness of Núcleo under a single syndicated loan. Núcleo is currently negotiating a restructuring of its financial indebtedness with its creditors. Under the terms of the proposed restructuring, Telecom Personal proposes to make a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million, or 10% of Telecom Personal’s obligation under the existing guarantee. In exchange for this payment, Telecom Personal will secure the full and unconditional release of the guarantee and will receive a promissory note in the amount of approximately US$4.3 million. The promissory note will be subordinate in right of payment to the syndicated loan.

If Núcleo is not able to effectively restructure the financial indebtedness underlying Telecom Personal’s guarantee prior to the completion of Telecom Personal’s APE solicitation, it is expected that Telecom Personal’s APE solicitation will be amended to include the restructuring of the guarantee (and the underlying indebtedness). In the event that Telecom Personal’s guarantee of Núcleo’s financial indebtedness is included in Telecom Personal’s APE solicitation, the holders of this guarantee are expected to be provided with the following options:

•	they may choose to exercise the guarantee and to submit a claim in an amount equal to the face principal amount of guaranteed debt, in which case they will receive the same consideration provided to the other holders of Telecom Personal’s financial indebtedness.

•	they may choose not to participate in Telecom Personal’s APE solicitation, in which case they will be treated as non-participating holders of Telecom Personal’s financial indebtedness having a claim in an amount equal to the face principal amount of the guaranteed debt and will be allocated the same consideration as other non-participating holders.

Negotiations with Núcleo’s creditors are ongoing, and Telecom cannot be certain that its restructuring proposal will be accepted.

Current Legal Proceedings

We are aware of two involuntary bankruptcy petitions, or pedidos de quiebra, for an aggregate amount of US$356,787 and eight summary attachment proceedings, or juicios ejecutivos, that have been filed against us by persons alleging to be holders of our outstanding notes for the aggregate value of the equivalent of approximately US$2.2 million (based on exchange rates as of May 31, 2004). We have not been served process with respect to the bankruptcy petitions. We have been served process and have filed the required formal responses for each of the juicios ejecutivos. In addition, certain attachments have been granted over an aggregate amount of approximately US 3.5 million (based on exchange rates as of May 31, 2004) of funds and assets of Telecom. We do not expect that these bankruptcy petitions or summary attachment proceedings and attachments will result in Telecom being declared bankrupt. However, there is a significant likelihood that we will have to commence reorganization (concurso) proceedings if we are unable to consummate the APE expeditiously and if claims of this nature increase.

History

The Company was created by Decree No. 60 of the executive branch dated January 5, 1990 and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, the legal name of Telecom was changed to “Telecom Argentina STET-France Telecom S.A.” and on February 18, 2004, was changed to “Telecom Argentina S.A.”

Telecom is organized as a sociedad anónima under Argentine law. The duration of Telecom is 99 years from the date of registration with the Buenos Aires Public Registry of Commerce (July 13, 1990). The Company conducts business under the commercial name “Telecom.”

Telecom commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer from the Argentine government of the telecommunications system in the Northern Region previously owned and operated by Empresa Nacional de Telecomunicaciones (“ENTel”). This transfer was made pursuant to the Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees (the “Privatization Regulations”) which specified the privatization procedure for ENTel.

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

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine government sold 60% of the common stock to Nortel, a holding company formed at that moment by a consortium (the “Consortium”) comprised of:

•	Telecom Italia S.p.A. (“Telecom Italia”), formerly STET Societá Finanziaria Telefónica p.a. (“STET”),

•	France Cables et Radio S.A. (“FCR”),

•	Perez Companc S.A., formerly Compañía Naviera Perez Companc S.A.C.F.I.M.F.A., (“Perez Companc”), and

•	J.P. Morgan & Co. Incorporated (“J.P. Morgan”).

Pursuant to the Privatization Regulations, 10% of the Company’s common stock was transferred to certain ex-employees of ENTel and Compañía Argentina de Teléfonos S.A. (“CAT”) by the Argentine government, and the remaining 30% of the Company’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. See Item 6: “Directors, Senior Management and Employees Share Ownership Plan.”

On the Transfer Date, the Company also entered into a management contract (the “Management Contract”) with Telecom Italia and FCR (the “Operators”) pursuant to which the Operators have agreed to manage the business of the Company and to provide services, expertise and know-how with respect to the Company’s activities. See “The Business Management Contract.”

On April 15, 1992, the Company began to provide services to four of the six provinces formerly served by CAT. The Company provided public telecommunications services on an exclusive basis for a seven-year term, which expired on November 8, 1997. Telecom had the right, subject to regulatory approval and other conditions, to an extension of the period of exclusivity. On March 13, 1998, the Argentine government issued Decree No. 264/98, whereby the period of exclusivity was extended with respect to basic telephone services until October 1999. The decree further provided for a transition period prior to the full liberalization of the telecommunications market. Decree No. 264/98 also applied to Telintar, the holder of the non-expiring license to provide international telecommunications services in Argentina at that time. See “Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

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

On September 9, 2003 Nortel was notified of the agreement between the France Telecom Group and the Argentine Werthein Group for the sale of France Telecom Group’s interests in Nortel. This agreement was approved by the SC on December 20, 2003 and by the Comisión Nacional de la Defensa de la Competencia (the Argentine Commission for the Defense of Competition) on December 16, 2003. See “Major Shareholders and Related Party Transactions—Major Shareholders.”

Effective April 12, 2004, Telecom legally changed its name to Telecom Argentina S.A

Change of Fiscal Year End

The shareholders’ meeting held on September 14, 2000 approved the change in the closing date for the Company’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 17 of the Company’s bylaws which sets forth the closing date for the fiscal year.

Telecom’s Auditors

Our selected consolidated financial information, relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 has been derived from our consolidated financial statements which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers). Our annual consolidated financial statements relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 are not included herein. Our selected consolidated financial information, shown below, relating to the years ended December 31, 2002 and 2001 has been derived from our annual consolidated financial statements which have been audited by Henry Martin, Lisdero y Asociados - one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L. -both member firms of Ernst & Young Global. Our selected consolidated financial information for the year ended December 31, 2003 has been derived from our annual consolidated financial statements included herein which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global). The selected consolidated financial information should be read in conjunction with “Operating and Financial Review and Prospects” and our audited consolidated financial statements beginning on page F-1 of this annual report.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have issued a qualified opinion on the consolidated financial statements of Telecom as of and for the year ended December 31, 2003 because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Telecom has discontinued restating its financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.”

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

Telecom’s principal services are:

•	Voice, data and Internet Services. Voice, data and Internet services are comprised of the following:

•	Basic telephony services. Telecom provides basic telephony services, including local and domestic long-distance telephone services and public telephone services. As of December 31, 2003, Telecom had approximately 3.6 million lines in service;

•	International long-distance services. Telecom provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits; and

•	Data transmission and Internet services. Telecom provides data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, national and international broadcasting signal transport and videoconferencing services. As of December 31, 2003, Telecom had approximately 155,000 dial-up subscribers and approximately 44,600 Asymmetric Digital Subscriber Line, or ADSL, subscribers to our Internet service.

•	Other basic telephony services. Other services provided by Telecom include supplementary services such as call waiting, call forwarding, conference calls, voice mail and itemized billing, and telecommunications consulting and telecommunications equipment and maintenance services.

•	Wireless Telecommunication Services. Telecom, through its subsidiary Telecom Personal, provides wireless telephone service throughout Argentina via cellular and PCS networks. Telecom also provides cellular and PCS services in Paraguay though Núcleo, a subsidiary of Telecom Personal. As of December 31, 2003, Telecom had approximately 2.6 million wireless subscribers in Argentina and approximately 527,135 in Paraguay.

•	Directory Publishing. Telecom edits, prints, sells and distributes publications, through our 99.9% owned subsidiary, Publicom. In addition, Publicom sells advertising in such publications and develops and sells advertising linked to telephone service.

See Note 13 to our consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 and Item 5: “Operating and Financial Review and Prospects—Factors Affecting Results of Operations” for additional information as to our results of operations by business segment.

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

The Company’s operations are subject to a complex series of laws and regulations of the government of Argentina. In addition, the Company is subject to the supervision of the Comisión Nacional de Comunicaciones (the “CNC”) and the Secretaría de Comunicaciones (the “SC”) (collectively the “Regulatory Bodies”). See “Regulatory Framework.”

The Argentine government has taken certain measures that have affected revenues from the services the Company provides. By the enactment of the Public Emergency Law, the rates charged by the Company for measured service, public telephone service, national and international long distance and monthly basic charges and installation charges have been pesified. The Company cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect the Company’s future revenues. See Item 4: “Information on the Company—Rates” and Item 5: “Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

Voice, Data and Internet Services

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

The Company’s Domestic Telephone Network

The Company’s domestic fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the development of the Company’s domestic telephone network:

	September 30, 1999	December 31, 2000		December 31, 2001	December 31, 2002	December 31, 2003
Number of installed lines(1)	3,577,807	3,723,936		3,800,058	3,802,464	3,800,085
Net lines installed (during each period)	222,941	146,129	(3)	76,122	2,406	(2,379)
Net lines installed cumulative	2,006,843	2,152,972		2,229,094	2,231,500	2,229,121
Number of lines in service(2)	3,422,596	3,839,831		3,891,800	3,590,284	3,655,859
Net lines in service added for the period	73,289	417,235	(3)	51,969	(301,516)	65,575
Net lines in service added cumulative	2,020,627	2,437,862		2,489,831	2,188,315	2,253,890
Lines in service per 100 inhabitants(4)	19.1	21		21	19	20
Pending applications	16,303	66,900		40,100	20,300	74,800
Total public phones	71,407	80,036		82,176	79,812	80,127

(1)	Reflects total number of lines available in switches.

(2)	Reflects number of lines capable of generating traffic. Includes direct inward dialing lines, which do not use installed line capacity.
(3)	Reflects information from September 30, 1999 up to December 31, 2000.
(4)	Corresponds to the Northern Region.

Voice, Data and Internet Revenue

Monthly Basic Charges. Telecom bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice and, through January 6, 2002, translated to pesos at the applicable exchange rate. The number of pulses varies depending on the type of customer. Telecom estimates that approximately 88% of lines in service as of December 31, 2003 were for residential customers and approximately 12% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom is obliged to offer discounts to low consumption residential and retired customers.

Measured Service. In addition to a monthly basic charge, Telecom bills a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per pulse at the time the call is made and, through January 6, 2002, translated to pesos at the applicable exchange rate. Additionally, due to the competitive environment Telecom had offered discounts to customers mainly for domestic long distance service which reduced the revenues billed for this service. However, these discounts were significantly reduced during 2002. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. Historically, the only type of unit of usage used to determine charges had been the pulse, a fixed value unit. During the summer months (December through March) there is a lower consumption of pulses due to the fact that many customers are on vacation.

Local minutes were approximately 13.4 billion during 2003, 13.0 billion during 2002 and 14.0 billion during 2001. A significant portion of these local minutes were related to our “0610” Internet dial-up service.

Domestic long-distance minutes were 2.5 billion during 2003, 2.4 billion during 2002 and 2.5 billion during 2001.

Telecom estimates that in the year ended December 31, 2003, approximately 65% of measured service revenues was generated by residential customers, and approximately 35% was generated by professional, commercial and government customers. Telecom estimates that in the year ended December 31, 2002, approximately 59% of measured service revenues was generated by residential customers, and approximately 41% was generated by professional, commercial and government customers.

Domestic Long-Distance Calls. The price of domestic long-distance calls varies with the time of day, the day of the week, the distance of the call, the duration of the call and the price per pulse existing at the billing time. Our domestic long-distance rate structure was revised effective May 1, 1992 as part of the process of rate restructuring and were further revised in 1997 as part of the rate rebalancing. Additionally, due to competition, Telecom offers discounts to customers mainly for domestic long distance service. This practice has reduced the revenues billed for this service.

Internet Access – 0610 Service. On March 11, 1998, Telecom began providing a dial-up service called 0610 to enable customers (located in urban areas) to access the Internet through authorized ISPs at promotional rates. These rates feature an average discount of 47% for 30-minute communications (urban tariff), depending on the time and the day of the week. Traffic generated by the 0610 service amounted to 7.6 billion minutes in 2003, and 7.0 billion minutes in 2002 and 7.4 billion minutes in 2001. In June 2003, we added the 0611 service. Traffic generated by this 0611 service amounted to 67 million minutes by the end of 2003. Total customers for our internet services amounted to 29,000 in 2001, 43,000 in 2002, and 70,000 in 2003.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new phone lines. Telecom must gradually reduce installation charges pursuant to an agreement with the Argentine government.

Dedicated Lines. Telecom provides dedicated lines primarily to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, Telecom receives revenues from dedicated analog interurban lines that are fixed by pulses according to the price of interurban calls (corresponding to the distance of such calls). Telecom reduced the rates for interurban analog dedicated lines as a consequence of a price reduction under Decree No. 92/97, and for interurban digital dedicated lines in order to maintain consistency with its general tariff structure.

Interconnection Revenues. As of October 1999, Telecom started to collect fees from other operators related to interconnection services which primarily includes access, termination and long-distance transport of calls.

Public Phones. As of December 31, 2003, there were 80,127 public telephones installed of which 8,490 are in the Southern Region. The majority of the public phones are located on premises owned by third parties (such as store owners) who are billed for usage. In an effort to increase the availability of public telephone service, Telecom began to offer incentives to individuals and small companies to encourage them to install public telephones on their premises. Telecom has installed new modular public telephones offering both local and long-distance connections. These telephones accept coins or prepaid calling cards; however, the majority of such phones installed by Telecom only accept prepaid calling cards, which decreases our exposure to theft from public telephones. Additionally, Telecom has installed public telephone telecommunication centers providing access to public telephone, Internet and fax services.

Public phone rates were decreased substantially as a result of Decree No. 92/97. In addition, the liberalization of public telephone services began in December 1998 pursuant to Decree No. 264/98.

Other. Other telephone services include charges for supplementary services (such as call waiting, call forwarding, conference calls, voicemail and itemized billing), directory services, access provided to independent operators (co-operatives) and operator assistance.

Telintar and Startel Charges. Telecom charged Telintar primarily for the use of our network and other administrative services, such as billing and collection. Telecom charged Startel primarily for the lease of circuits. Telecom Internacional S.A., or Telecom Internacional, and Startel have been merged into Telecom.

International Long-Distance Service. Telecom holds a non-expiring license to provide international telecommunications services in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between Telecom (or our predecessor subsidiaries) and foreign telecommunications carriers, covering virtually all international long-distance calls into or out of Argentina. Net revenues from international long-distance service therefore consist mainly of:

•	amounts earned from outgoing phone calls by our customers (and Telefónica’s customers when operations were rendered by Telintar) and from Telefónica’s customers through the presubscription process;

•	net amounts earned from foreign telecommunications carriers for connection to the Argentine telephone network;

•	international telex;

•	international point-to-point leased circuits; and

•	international data services.

The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes was 374 million for year 2003, 274 million for year 2002 and 237 million for year 2001.

Since 2000, approximately 100% of our installed lines have been able to dial international telephone calls directly. Outgoing traffic measured in minutes was 156 million for year 2003, 188 million in year 2002 and 207 million in year 2001.

In years 2003, 2002 and 2001, approximately 16%, 17% and 18%, respectively, of international long-distance outgoing traffic was to the United States. International traffic between Argentina and Brazil, Spain and Uruguay is also substantial.

Since 1992, international tariffs have been reduced annually as a consequence of the application of the price cap. Decree No. 92/97 also resulted in a reduction of approximately 42% of the average weighted tariff for international long-distance calls.

During year 1998, as a result of the combined effect of the rate restructuring and several new promotional plans, outgoing traffic increased and other competitive long-distance telephone services such as call-back continued to decline. During years 1999 and 2000, Telecom reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

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

Prior to April 30, 1999, Telecom provided international telecommunications services through Telintar, a subsidiary jointly held by Telecom and Telefónica. Effective May 1, 1999, Telecom and Telefónica dissolved Telintar, at which time Telecom commenced providing international long-distance service for the Northern Region through Telecom International, a wholly owned subsidiary. Effective October 1, 1999, Telecom International and Telecom merged, at which point Telecom assumed the rendering of international services.

Telecom Argentina USA Inc. Our wholly owned subsidiary in the United States, Telecom Argentina USA Inc., a corporation organized under the laws of the State of Delaware, was granted an FCC 214 license by the Federal Communications Commission, or the FCC, for the provision of international long-distance telecommunications services in the United States. Telecom Argentina USA is currently operating through commuting and transmission facilities rented from other service providers and its business, at the moment, is mainly focused on wholesale long distance international traffic.

Participation in Latin American Nautilus Telecom held a 10% interest in Latin American Nautilus S.A., a company organized under the laws of Luxembourg, or Latin American Nautilus. The other shareholders of Latin American Nautilus are Telecom Italia, Empresa Nacional de Telecomunicaciones S.A. of Chile and Entel S.A. of Bolivia.

Latin American Nautilus has recorded significant losses, and due to such losses it is reporting negative shareholders’ equity. In order to remedy this situation, a part of these losses was to be covered through the cancellation of capital stock and a capital contribution of US$291 million by the shareholders. Our Board of Directors has approved the decision not to contribute the percentage that would have corresponded to Telecom’s ownership interest. Therefore, after the application of the capital stock to cancel the losses, our shareholders’ equity in Latin American Nautilus has been cancelled. Telecom’s financial statements as of and for the year ended December 31, 2002 included a reserve for the entire value of our shareholders’ equity in Latin American Nautilus. Therefore, this decision of the Board of Directors did not have any negative financial, operational or other consequences on our business.

Data Transmission Services and Internet Access. Telecom provides Internet and data transmission services including Internet infrastructure and application services, national and international broadcasting signal transport and videoconferencing services.

Data. The data services business includes nationwide data transmission services, national and international broadcasting signal transport and videoconferencing services. Telecom also provides certain value-added services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are provided mainly through frame relay and ATM networks. Telecom has a non-expiring license to provide the aforementioned services.

On September 30, 2000, Telecom began to provide data services directly. Previously, Telecom Soluciones S.A., or Telecom Soluciones, a 99.99% owned subsidiary, and Startel, a company owned 50% by Telecom and 50% by Telefónica had provided data services.

Internet. Telecom introduced our Internet service under the brand name ARNET in 1998. Telecom mainly offers this service in the major cities of Argentina. In recent years, our Internet service has experienced higher demand and usage in less populated areas of the country. Our Internet services include basic dial-up service and high-speed ADSL service. As of December 31, 2003, the service had approximately 199,800 Internet subscribers including approximately 155,200 subscribers to our basic dial-up service and approximately 44,600 subscribers to our high-speed ADSL service.

Telecom has been providing Internet-related services directly to our customers since November 2001. Before November 2001, our Internet services were provided through our subsidiaries Telecom Internet S.A., or Telecom Internet, and Telecom Soluciones, which was merged into Telecom Internet.

Startel. Prior to January 1, 2000, Telecom provided telex, telegraph, mobile maritime and certain value-added services, including electronic standard documents telecommunication software exchange and fax storage and delivery service through Startel, a company owned 50% by Telecom and 50% by Telefónica. Telecom and Telefónica were subsequently granted separate licenses to render the national telex service and Startel was dissolved.

Wireless Telecommunications Services

Telecom provides wireless telephone services via cellular and PCS networks through its subsidiaries in Argentina and Paraguay.

Wireless Telecommunication Services in Argentina

Telecom provides wireless telephone service throughout Argentina via STM, SRMC and PCS networks. Since October 1999, all of our wireless telephony services in Argentina are provided through Telecom Personal, a 99.99% owned subsidiary. Publicom owns the remaining 0.01% of Telecom Personal.

Telecom Personal. Telecom Personal utilizes digital TDMA technology in its networks and offers advanced supplementary cellular services such as voice mail, message signaling, caller-ID, short messaging services, call transferring, call waiting, call conferencing, IVR dialing, national and international roaming and automatic call routing, and other value added services. Telecom Personal has also introduced wireless Internet access. Telecom Personal primarily offers its services of STM and SRMC on the 850 MHZ and PCS on the 1900 MHZ frequency bands. Telecom Personal’s service offerings include prepaid cellular services, that allow customers to prepay for their use of the service with no other fixed monthly charge, and does not require to sign written contractual commitments. As of December 31, 2003, 81% of Telecom Personal’s customers were prepaid.

As of December 31, 2003, Telecom Personal had 2,603,278 million subscribers. At December 31, 2002 Telecom Personal had 2,190,724 subscribers and at December 31, 2001 Telecom Personal had 2,135,804 subscribers. For year 2003, Telecom Personal had consolidated net sales of P$1,170 million. In fiscal year 2002, Telecom Personal had consolidated net sales of P$1,042 million and consolidated net sales in fiscal year 2001 of P$1,835 million.

Telecom commenced offering cellular telephone services in 1993 through Miniphone, a company owned 50% by Telecom and 50% by Telefónica. The initial coverage area included Metropolitan Area Buenos Aires, which extends to the city of La Plata to the South, the city of Campana to the North, the city of General Rodríguez to the West and the city of Monte Grande to the Southwest, or the “Miniphone Region.” In 1996, Telecom Personal commenced providing cellular service on one of the two available bands in the Northern Provinces of Argentina outside the Miniphone Region.

Telecom Personal holds cellular licenses over the second band of the Mobile Cellular Radiocommunication Service, or SRMC, in the Miniphone Region and the second band of the Mobile Telephone Service, or STM, in the Northern Region. In 1999 Telecom Personal and Miniphone acquired PCS licenses in the Metropolitan Buenos Aires Region, the Southern Region and the Northern Region.

Telecom Personal is implementing a program to enhance its wireless network by transitioning from TDMA technology to GSM technology. Telecom Personal offers this service through the 1900 MHZ frequency band. In 2001, Telecom Personal introduced GSM and GPRS technology into its network. Telecom has initially installed these technologies in some areas of the Metropolitan Area Buenos Aires (AMBA) region and provided partial coverage in some of the main cities of Argentina’s interior. The existing coverage is mainly designed to introduce and test the technology in Telecom Personal’s network, to start to offer 2.5 generation services and to capture roaming traffic coming from foreign visitors (such as tourists and business travelers).

Miniphone. On July 5, 1999, the SC authorized the division of Miniphone granting Telecom Personal and Unifón separate licenses to continue providing the services provided by Miniphone. Effective October 1, 1999, Telecom Personal and Unifón assumed the rights and obligations involved in rendering services as continuing companies of Miniphone, which was dissolved without liquidation. Telecom Personal and Unifón jointly operate the former Miniphone’s 850 MHZ network through a special vehicle named “Red-Miniphone Agrupación de Colaboración Empresaria,” through separate businesses.

Beginning in year 2000, revenues from cellular services previously rendered by Miniphone are contained in Telecom Personal’s revenues.

PCS Network Facilities. Telecom Personal acquired its PCS licenses in an auction held in 1999. In addition, prior to its reorganization, Miniphone had acquired a 20 MHZ PCS band in the Metropolitan Buenos Aires Region.

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

Wireless Telecommunications Services in Paraguay

Telecom provides wireless telephone services via cellular and PCS networks in Paraguay through Núcleo, which is 67.5% owned by Telecom Personal and 32.5% owned by ABC Telecommunications, a Paraguayan corporation.

Núcleo commenced providing cellular services in Asunción and the surrounding areas in June 1998, using the commercial name Personal. Núcleo has in place a cellular network with 122 cell-sites, using Digital AMPS TDMA technology. The service is being offered through the 800 and 1900 MHZ frequency bands. In 1997, Telecom Personal was awarded a nationwide license to provide cellular services on the B Band, and also acquired an interest in a PCS license for the Asunción and the greater Asunción area, by acquiring shares in Cable Insignia S.A. Núcleo began providing PCS services on December 1, 1998. Núcleo has also been granted licenses to provide Internet access and videoconference and data transmission services in Paraguay.

As of December 31, 2003, Núcleo had approximately 527,000 customers, a decrease of approximately 8,000 customers, or 1.6%, from December 31, 2002. Núcleo had 519,000 customers as of December 31, 2002 and 500,588 customers as of December 31, 2001. For the year ended December 31, 2003, Núcleo had net sales of P$160 million. For the year ended December 31, 2002, Núcleo had net sales of P$177 million. For year ended December 31, 2001, Núcleo had net sales of P$135 million.

In 1997 Telecom Personal agreed to acquire 75% of the outstanding shares of Cable Insignia S.A., or Cable Insignia, a Paraguayan corporation that held a license granted by the Comisión Nacional de Telecomunicaciones del Paraguay, or “CONATEL,” to install and operate a PCS network in several areas of Paraguay at a purchase price of US$1.87 million, payable in two installments. As of October 1, 1998, CONATEL authorized the transfer of Cable Insignia’s PCS license to Núcleo. As a result, Núcleo provides both cellular telephony services and PCS services.

Telecom Personal paid the remaining balance of the purchase price for the acquisition of Cable Insignia’s shares in February 2003. Cable Insignia is in the process of liquidation.

Directory Publishing—Publicom

Telecom owns a 99.99% interest in Publicom, while Nortel owns the remaining 0.01%. Publicom’s principal business is editing, printing, selling and distributing publications, including telephone subscriber directories in the Northern Region, yellow pages, leaflets, magazines, annuals and other directories. In addition, Publicom sells advertising in these publications and develops and sells advertising linked to telephone service. Pursuant to regulations of the SC, Telecom—through Publicom—must provide, on an annual basis, all clients with free telephone directories for the area of their respective domicile. Publicom also holds a 5.75% interest in Nahuelsat S.A., or Nahuelsat, a company that provides, installs and operates satellite communications systems and markets these services.

For the year ended December 31, 2003, Publicom had net sales of P$39 million. For the years ended December 31, 2002 and 2001, Publicom had net sales of P$37 million and P$190 million, respectively. Since October 2001, the activities performed by the call center for the 110 number and its employees have been transferred to Telecom.

Management Agreement

On the Transfer Date, Telecom entered into the Management Agreement with the Operators pursuant to which the Operators agreed to manage the business of Telecom and to provide services, expertise and know-how with respect to the entire range of activities conducted by Telecom. As required by the List of Conditions, the Management Agreement provides the Operators with full management powers. On December 10, 2003, the SC authorized the Telecom Italia Group to be Telecom’s exclusive Operator. The basic terms and conditions of the Management Agreement are set forth below.

Operator Responsibilities. The responsibilities of the Operator include:

•	the provision of knowledge and expertise;

•	the provision of personnel, particularly highly qualified management personnel;

•	the development of general policies and strategies; and

•	the application of the most appropriate technology and expertise available.

Duration. The initial term of the Management Agreement was seven years from the Transfer Date. It was automatically extended upon the extension of the exclusivity period as provided for by the List of Conditions. Under the original Management Agreement, the parties were obligated to begin renegotiations of an extension of the Management Agreement six months before its expiration.

The Management Agreement does not provide for specific events of termination. Termination of this agreement without the consent of the relevant Regulatory Body is a basis for revocation of our License.

On August 9, 1999, the Operators and Telecom negotiated an amended Management Agreement with approximately the same terms and conditions for a period of five years. This contract can be renewed for an additional period of five years by agreement of both Telecom and the Operator under certain circumstances.

Management Fee. Under the Management Agreement, the Operators were entitled to receive an annual management fee equal to 3% of our total annual revenues, net of VAT and turnover tax, payable quarterly in dollars. In addition, Telecom had agreed to pay the Operators separate fees for any special services rendered by the Operators. Telecom had also agreed to pay any Argentine withholding taxes applicable to the management fee to be received by the Operators. As discussed in more detail below, upon the request of Telecom, the Operators agreed to suspend the management fee from April 1, 2002 until the end of the contract in October 2004. For the 2003 fiscal year, the total fees paid under the Management Agreement, relating exclusively to fees for special services, were approximately P$6 million.

Amendment of the Management Agreement. As part of our plan to reduce expenses and investments in order to minimize the effects of the severe Argentine economic crisis affecting the business of Telecom, Telecom undertook negotiations with the Operators on amendments to the Management Agreement. In October 2001, considering the recession existing in Argentina, the Operators and Telecom agreed to temporarily reduce the Management Fee set forth in section 2.7 of the Management Agreement from 3% to 1.25%. The parties agreed that this reduction would not affect the services to be rendered by the Operators and would be applied from October 1, 2001 to March 31, 2002.

Additionally, Telecom subsequently requested that the Operators suspend the collection of the Management Fee from April 1, 2002 until the state of economic emergency declared by the Public Emergency Law subsided.

In May 2002, the Operators agreed to temporarily suspend, from April 1, 2002 until December 31, 2002, certain provisions stated in Article II of the Management Agreement (which includes the provisions relating to payment of the Management Fee) except for the provisions relating to the collaboration between highly qualified personnel of the Operators and Telecom. This amendment does not affect our rights to require the Operators to provide assistance on specific projects upon request in compliance with Article III of the Management Agreement.

Further, the Operators, in compliance with Decree No. 62/90, confirmed their commitment to give Telecom all of the support and cooperation reasonably within their reach in order to help Telecom overcome our difficulties. Telecom has agreed to reimburse the Operators’ travel expenses in connection with management services provided during the suspension of the Management Fee.

In December 2002, in light of the continuing crisis in Argentina and its impact on Telecom, the Operators agreed to extend this amendment of the Management Agreement until the end of the contract in October 2004.

As a result of the sale by the France Telecom Group to the W de Argentina - Inversiones of 48% of the shares of Sofora, FCR is no longer an Operator of Telecom following the SC authorization that was granted on December 10, 2003. As a result, the France Telecom Group is no longer a party to the Management Agreement. The Management Agreement will continue to remain in effect between Telecom and Telecom Italia, on the terms agreed to by Telecom and Telecom Italia, and as from December 2003, the Telecom Italia Group is the exclusive Operator of Telecom.

Description of the Operator. The Telecom Italia Group, which has an indirect interest in Telecom, is now our exclusive Operator. As of December 10, 2003, the Telecom Italia Group was one of the world’s largest fixed telecommunications operators, with approximately 27.1 million subscriber fixed-lines installed (including ISDN equivalent lines). Through Telecom Italia Mobile S.p.A., or “TIM,” the Telecom Italia Group was also the largest mobile telecommunications operator in Italy and one of the largest in the world, with approximately 41.3 million mobile lines (which includes 33.2 million lines in which it had an economic interest, or proportionate lines). The Telecom Italia Group also had 5.8 million mobile lines (2.0 million proportionate lines) through companies indirectly owned through Telecom Italia International. In Italy, TIM is one of three operators with the right to provide GSM digital mobile telecommunications services and one of three operators with the right to provide DCS 1800 digital mobile telecommunications services (the fourth operator, Blu, was acquired in October 2002 and merged into TIM in December 2002). TIM is one of five entities which have acquired a UMTS license to provide third generation mobile services in Italy.

The Telecom Italia Group also provides leased lines and data communications services, Internet services and IT software and services. Following the merger between Telecom Italia and Olivetti effective August 4, 2003, as a result of which Olivetti changed its name to Telecom Italia S.p.A., Telecom Italia operates in the IT office products, specialized application for service automation in banking retail, gaming and public authorities services and specialized automation systems sectors.

Competition

Basic Telephony and International Long-Distance Services

Prior to November 1999, Telecom held an exclusive license to provide “basic telephony services” to the Northern Region. The term “basic telephony services” is defined in the List of Conditions as the supply of fixed telecommunications links which form part of the public telephone network or are connected to this network and the provision of local and domestic long-distance telephone service. Our License was granted on an exclusive basis for a period of seven years from the Transfer Date, subject to our compliance with specified quantitative and qualitative conditions. On March 13, 1998, the Argentine government issued Decree No. 264/98, which extended the period of exclusivity with respect to basic telephony and international long-distance services until October 1999. The decree further provided for a transition period prior to the full liberalization of the telecommunications market. Telintar was also covered by the terms of Decree No. 264/98.

As a result of the liberalization plan, Telecom began to offer telephone services in the Southern Region in October 1999, and has begun to face competition in the Northern Region. Pursuant to SC Resolution No. 91/99, the Argentine government granted Telecom a non-expiring license to provide fixed-link local, national and international long-distance telephony, and data transmission as well as for the provision of national and international point-to-point links, and the power to lease links to other providers of telecommunications services in the Southern Region of the country under the terms of a license agreement signed with the SC by Telecom on March 31, 1999. Telefónica has the dominant market share for provision of telecommunication services in the Southern Region.

During the transition to full liberalization of the market established by Decree No. 264/98, Telecom competed in the basic telephony service throughout Argentina with Telefónica and with two new entrants to the market: CTP, led by Movicom, and Compañía de Telecomunicaciones Integrales S.A., led by CTI.

Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this annual report, the main licensees providing local and/or fixed long-distance telephone service are Techtel, Impsat, AT&T Argentina, CTI, Movicom Bell South, MetroRed, IPlan, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region). Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if the economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom expects that it will face additional pressure on the rates it charges for its services and experience loss in market share in the Northern Region.

Wireless Telecommunications Services

The cellular telecommunications market in Argentina has been open to competition within each service area. However, as a result of the award of several PCS licenses in 1999, additional competitors have begun to offer PCS services in the different cellular service areas. Beginning in year 2000, each service area has four wireless operators combining cellular and PCS services. These four operators are Telecom Personal, Unifón, Movicom and CTI. Unifón operates SMRC services through the 850 MHZ band in the Buenos Aires metropolitan area and holds a 30 MHZ PCS license in this area. It also holds a 40 MHZ PCS license for the Northern Region and an additional 20 MHZ PCS license in the Southern Region (its original service area, where it also holds a license for STM). Telecom understands that as of December 31, 2003, Unifón provided cellular services to approximately 1,956,600 subscribers.

Movicom, a company owned and operated by a consortium including Bell South, Motorola, BGH S.A. and several other investors, introduced cellular service to Buenos Aires in 1989, operating the first band of the SRMC in the Buenos Aires metropolitan region through the 50 MHZ band. Movicom currently operates in the Buenos Aires metropolitan region and also holds a 40 MHZ PCS license for the Northern Region, a 40 MHZ PCS license in the Southern Region and an additional 20 MHZ PCS license in the Buenos Aires metropolitan area. Telecom understands that as of December 31, 2003, Movicom provided cellular services to approximately 1,739,800 subscribers.

CTI has provided STM cellular service in the Northern and Southern Regions outside of the Buenos Aires metropolitan area since 1994 through the 850 MHZ band. CTI also holds a 40 MHZ PCS license in the Buenos Aires Metropolitan Area and the 20 MHZ PCS licenses in the Northern and Southern Regions. Telecom understands that as of December 31, 2002, CTI provided cellular service to approximately 994,638 subscribers. Telecom also understands that in October 2003, América Móvil S.A., a Mexico-based wireless telephony company, acquired a controlling interest in CTI and announced plans to make significant investments into the modernization of CTI’s technology.

In March 2004, BellSouth Corporation announced that it agreed to sell its interest in its Latin American cellular operations to Telefónica Móviles, the wireless affiliate of Telefónica de España. Telefónica de España announced that Telefónica Móviles will become the world’s fourth largest wireless operator after the sale is completed. According to Telefónica, S.A., Telefónica Móviles will become Argentina’s largest cellular operator with more than 3.3 million customers and will hold a 35% share in the Latin American cellular market. Telecom understands that as a result of the Telefónica Móviles transaction, Unifón and Movicom have announced plans to merge. Under Argentine law, this merger would require the fulfillment of certain conditions for its legal validity, and the receipt of authorizations granted by the Secretaria de Comunicaciones (Secretary of Communications) and by the Comisión Nacional de Defensa de la Competencia (Antitrust Commission).

Internet and Data Services

We face nationwide competition in the Internet service market in Argentina from Telefónica (Advance), AT&T, IPlan, Grupo Clarín (Prima), Netizen, Fullzero, UOL and Cablevisión (Fibertel), among others. Telecom believes, based on research conducted by it, that ARNET is the leading ISP in Argentina, with an estimated market share of 29% in the Northern region, compared to Grupo Clarín (Prima), with an estimated market share of 24% in the Northern region and UOL, with an estimated market share of 9% in the Northern region. Our data services business faces competition from Telefónica and from several providers of niche data services such as Impsat, MetroRed, Comsat, AT&T and IPlan.

RATES

Pursuant to the original terms of the Transfer Agreement, Telecom was permitted to adjust the rates we charged for domestic telephone calls in accordance with the monthly variation of the Argentine consumer price index, or Argentine Consumer Price Index, or, in certain circumstances, a weighted average of the Argentine Consumer Price Index and the devaluation of the Argentine currency against the dollar. The Convertibility Law (see “Operating and Financial Review and Prospects—Economic and Political Developments in Argentina”), which took effect on April 1, 1991, however, prevented the operation of this indexing mechanism; as a general matter, the Convertibility Law prohibits peso-based price adjustment mechanisms.

On November 28, 1991, Telecom and Telefónica signed an agreement, or the November Agreement, with the Argentine government providing for rates to be dollar-based and, at the election of each of Telecom and Telefónica, adjusted semi-annually according to the U.S. consumer price index, or the “U.S. CPI.” The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991. On February 28, 1992, the Argentine government and Telecom entered into a supplemental agreement, or the February Agreement, which was ratified by Decree No. 506/92 (the November Agreement, as supplemented by the February Agreement, is referred to as the “Rate Agreement”).

Decree No. 92/97 reduced the current average weighted domestic long-distance tariff by approximately 33%. Under this revised tariff schedule, inter-urban tariffs were significantly reduced, with maximum long-distance tariffs reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff, representing a significant reduction.

Public Emergency Law

As a consequence of the severe and ongoing deterioration of the economic situation of Argentina, effective January 6, 2002, the Argentine government introduced measures that have had and are expected to continue to have a significant impact on the operations of Telecom, particularly on rates. On January 6, 2002, the Argentine government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law. The Public Emergency Law also has:

•	converted to and fixed as pesos (at a rate of P$1.00=US$1.00) all tariffs for measured service, public telephone service, long distance, some supplementary services and monthly basic and installation charges;

•	eliminated contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism; and

•	established that certain contracts signed between the Argentine government and privatized companies (such as Telecom) will be renegotiated, including tariffs that Telecom may charge in the future.

The Argentine government and Telecom are currently in negotiations regarding certain tariffs and Telecom has presented the governing body with information and projections relating to our rate structure and the effects of the current emergency situation on our operations. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government should consider several factors, including the effect of these rates on our users of our services as well as the effect on the economy. On May 20, 2004, Telecom and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby we and Telefónica de Argentina agreed, without waiving our right to continue negotiations, to maintain the current tariff structure we charge to our customers for basic telephony services until December 31, 2004.

Rate Rebalancing Established by Decree No. 92/97

At the time of ENTel’s privatization, the need for a future amendment of rates to rebalance the pricing of domestic and international charges was foreseen. Subsequent agreements established the right of licensees to a rate rebalancing and set forth some mechanisms to implement a new tariff structure.

Decree No. 92/97 provided for a significant reduction in domestic and international long-distance rates, an increase in basic telephony charges, the elimination of free pulses and an increase in urban rates. The rate rebalancing established by Decree No. 92/97, or the “Rate Rebalancing,” was undertaken as part of the Argentine government’s plan to create a competitive environment in the Argentine telecommunications industry, a plan which was initially adopted in connection with the privatization of ENTel in 1990.

The new rate schedule was intended to reduce cross-subsidies (particularly those existing between urban and long-distance services) to create a competitive environment beginning in the year 2000. The preservation of the licensees’ financial position was one of the main principles of the Rate Rebalancing. Decree No. 2585/91 established that the Rate Rebalancing should have a neutral effect on the licensees’ revenues. In developing the tariff structure implemented by Decree No. 92/97, the Argentine government relied on studies which demonstrated that because of the elasticity of demand for telephone service, an increase in demand for lower-priced services would compensate for the rate reductions. Decree No. 92/97 established corrective mechanisms to facilitate neutral results on revenues. The Banco Interamericano de Reconstrucción y Fomento, or InterAmerican Bank for Reconstruction and Development, was responsible for making measurements on a semi-annual basis, over a two-year period, to determine the effects of the Rate Rebalancing.

Decree No. 92/97 provides for a mechanism to offset changes in revenue resulting from the Rate Rebalancing at the time of applying the price caps.

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of P$9.5 million. In accordance with SC General Resolution No. 4269/99, this amount will be included in a future tariff reduction, although the Regulatory Bodies have not yet determined how to implement this reduction. This issue will be addressed in the current tariff renegotiations in conjunction with the other pending tariff issues.

Historical Rates

The rates charged by Telecom are subject to the regulations described under “—Regulatory Framework.” The following table sets forth certain of our maximum month-end rates for various components of local service and domestic long-distance service in pesos converted to U.S. dollars based on the month-end exchange rates for the periods indicated(1):

	December 1999	December 2000	December 2001	December 2002(4)	December 2003
Residential:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line(2)	13.23	13.23	13.23	13.23	13.23
Commercial:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line(2)	33.91	27.30	27.30	27.30	27.30
Prices:
Price per pulse (nominal)	0.0469	0.0469	0.0469	0.0469	0.0469
Exchange Rate P$/US$(3)	1.00	1.00	1.00	3.37	2.93

(1)	Figures shown do not include value added tax charged to customers.
(2)	Under the Rate Agreement, customers are billed in pesos at an exchange rate of the average of the closing bid and offer prices quoted by Banco Nación for wire transfers of dollars on the day before each bill is prepared.
(3)	Represents Banco Nación offered rate on the last day of the month for wire transfers of dollars.
(4)	In accordance with the Public Emergency Law these rates were pesified at the exchange rate of US$1.00 = P$1.00.

Many of our charges, such as the monthly basic charge and measured service charges, are calculated using pulses, a basic service unit. Effective November 1, 1999, the maximum rate per pulse (which was denominated in dollars until December 31, 2001) was US$0.0469 (an increase of approximately 1.5% from the rate in effect from April 1999 through October 1999). As of the date of this annual report, this was the last time the maximum rate per pulse was changed. However, changes corresponding to years 2000 and 2001, although not directly applied on the price per pulse, were included in the 2000 and 2001 price cap negotiation. Until December 31, 2001, customers were billed in pesos based on the conversion of the applicable rate (which in certain cases at our election could be lower than the maximum rate permitted by the Rate Agreement) into pesos at the exchange rate prevailing at the time of billing. This rate adjustment scheme has been eliminated by the enactment of the Public Emergency Law. Telecom is currently negotiating the rates for regulated services that Telecom may charge in the future. Because of the current economic and political conditions in Argentina, no assurance can be given regarding the future application of this method of calculating rates or whether, if this calculation method is continued, the expression of the rate per pulse in dollars or its adjustment in accordance with the U.S. CPI would have an adverse effect on the financial condition and results of operations of Telecom, particularly if the U.S. dollar-Argentine peso exchange rate remains fixed but Argentine inflation rates continue to exceed U.S. inflation rates.

Price Cap. The List of Conditions required that rates be reduced annually until the regulatory bodies determine that there is “effective competition” in the markets we serve. A 2% (measured in real dollar terms) reduction in the prior year’s rates was required for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement is maintained pursuant to the Rate Agreement, whereby Telecom is permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long distance rates and discounts to certain public entities, including the fire departments and public libraries.

The price cap regime will continue in those areas without “effective competition.” As of the date of this annual report there is no effective competition declared by the regulatory bodies. Therefore, the price cap mechanism is still applicable although no further reductions have been applied since October 2001.

Agreement with Argentine Government to Reduce Rates. On December 15, 1999, the Argentine government, Telecom and Telefónica agreed to implement certain modifications to the tariff structure in order to facilitate Argentine government actions to improve the level of competitiveness of the Argentine economy.

Among other issues, the agreement contemplated:

•	a 19.5% reduction in the monthly basic charges for commercial and governmental customers;

•	a 5.5% reduction in revenues from residential customers from local basic telephony service (these reductions were made available to customers that requested the rate reduction); and

•	the continuance of the 0610 Internet access dial-up charge to residential customers.

These tariff modifications were taken into account in the rate reductions when the “price cap” reduction of November 2000 was applied. The rate modifications came into effect as of March 1, 2000. The reductions to residential customers were applied by means of different pricing plans.

The impact of the adjustments to these items through November 2000 was to be applied on a pro rata basis to the price cap reductions for the years 2000, 2001 and 2002, carried forward at an interest rate of 12%. Additionally, the impact of the adjustments described above for the period November 2000 to October 2001 was to be applied to the price cap reduction of November 2000.

On April 6, 2000, the Argentine government, Telefónica and Telecom signed an agreement that set the effective price cap reduction at 6.75% for the period of November 2000 to November 2001. The price cap reductions contemplated that 6% of this reduction would be implemented through the items listed below:

•	the continuation of the reduction in basic monthly charges for commercial and governmental customers and pricing plans for residential customers that came into effect as of March 1, 2000;

•	Telecom would provide 110 (information) services free of charge from January 2000 until November 2001; and

•	the price of the pulse would not be adjusted in accordance with U.S. C.P.I. in April 2000 and in October 2000.

The licensees were permitted to decide how to apply the remaining reduction. In the event that by November 2001 the reduction in these items does not achieve the effective price cap reduction of 6.75%, the Argentine government was to determine which items shall be subject to additional reductions in order to achieve the effective price cap reduction up to 6.75%. As of the date of this annual report, the regulatory agent had not yet reached a decision as to whether the reductions implemented by Telecom reached the agreed upon reduction of 6%. This issue will be addressed in the current tariff renegotiations in conjunction with the other pending tariff issues.

In October 2001, a preliminary injunction against us carrying out any tariff adjustments by reference to the Consumer Price Index in the United States was issued. Telecom appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be nullified. Finally, Public Emergency Law No. 25,561 prohibited tariff adjustments explicitly.

Installation Charges. Under the Rate Agreement, Telecom was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users by November 1996. Installation charges were reduced annually until 1999 when the charges reached their current levels. Additionally, Telecom has been applying several promotions to installation charges. Decree No. 92/97 established that beginning in November 1997 installation charges may not exceed the amount charged in mature international markets. Actual levels of installation charges are P$150.

Monthly Basic Charges. Until the effective date of Decree No. 92/97, customers were entitled to a certain number of free pulses per line depending on the category of each customer and the number of lines in the area. As a consequence of the application of Decree No. 92/97 and in order to offset tariff reductions in domestic and international long-distance services, free pulses were eliminated for all categories of customers, and monthly basic charges were equalized throughout the country. Decree No. 92/97, however, provided for a special reduced tariff that is available to certain low consumption residential and retired customers.

Long-Distance Tariffs. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long distance rates but especially in local service and discounts to certain public entities, including fire departments and public libraries.

Decree No. 92/97 reduced the current average weighted domestic long-distance tariff by approximately 33%. Under this revised tariff schedule, interurban tariffs were significantly reduced, with maximum long-distance tariffs reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff, representing a significant reduction.

Letter of Understanding Relating to Basic Services. As part of our negotiations under Decree No. 293/02 on the tariff structure, on May 20, 2004, we and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby we, together with Telefónica de Argentina S.A., agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs that currently have no wire telephone lines, and to establish special tariffs for the provision of Internet services within the Argentine provinces.

CAPITAL EXPENDITURES

Capital expenditures amounted to P$182 million in the year ended December 31, 2003, P$238 million in the year ended December 31, 2002 and P$1,034 million in the year ended December 31, 2001. Telecom estimates that capital expenditures for year 2004 will be approximately P$395 million. This estimate is set annually and is based on commercial, technical and economic factors such as rates, demand and availability of equipment and buildings. In addition, cost estimates remain subject to the finalization of services and other contracts relating to these expenditures. As a result of the recovery of demand for services, Telecom expects that it will need to increase its capital and marketing expenditures in order to maintain the quality of its service and its competitive position. The following table sets forth our actual capital expenditures for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2001	2002	2003
	(P$ millions)(1)(2)
Buildings and equipment	22	5	11
Switching and transmission	257	94	40
Outside plant	193	28	25
Telephone equipment and other	48	24	5
Computer equipment	255	63	24
Other	259	24	77

Total	1,034	238	182

(1)	The allocation of work in progress among items is estimated.
(2)	Figures reflect the adoption of inflation accounting. See “Presentation of Financial Information.”

Telecom estimates that its unconsolidated capital expenditures will be approximately US$52 million for 2004 and US$109 million in 2005. The principal expenditures budgeted include costs of expanding basic lines and ADSL high speed network and connections, upgrading and enhancing information technology systems, complying with regulatory infrastructure requirements and upgrading obsolete technologies, such as transmission equipment, re-employing fiber optic network, replacing certain external plant and power sources and upgrading existing hardware. Telecom Personal estimates that its unconsolidated capital expenditures will be approximately US$62 million for 2004 and US$82 million in 2005 in connection with migrating from TDMA to GSM technology, improving its network, information technology systems and software, services and infrastructure.

Capital expenditures outside of Argentina are not significant and are related to assets held by Núcleo, in Paraguay, and investment in certain submarine cables in which Telintar participated. Capital expenditures outside of Argentina were approximately P$17 million for 2003, P$28 million for 2002 and P$35 million for 2001.

Telecom seeks to continue to improve the quality of our telecommunications network and to position ourselves for increasing competition by offering new services at competitive prices, satisfying demand in our service area, increasing telephone line density, taking advantage of leading technologies, improving service quality and improving productivity. In order to meet this strategy, Telecom intends to maintain its fixed line networks and expand its ADSL high speed network and connections, while Telecom Personal expects to focus on its wireless network transition from TDMA to GSM technology in order to meet the anticipated future demand for cellular services.

Due to the current macroeconomic situation and our related lack of access to bank financing and the capital markets, Telecom expects to finance these expenditures through operating cash flow. Our ability to fund required and other planned capital expenditures is dependent on, among other things, our ability to generate sufficient funds internally. In light of the current economic situation and our default on our outstanding financial indebtedness, it is possible that we may be unable to raise or generate sufficient funds for all of our planned capital expenditures. Furthermore, the terms of the notes we propose to issue pursuant to our APE (assuming the APE is completed as proposed) limit the amount of capital expenditures by Telecom and Telecom Personal.

REGULATORY FRAMEWORK

Set forth below is a summary of certain provisions of the general legal framework for the regulation of the activities of Telecom, Telecom Personal and Publicom. The principal features of this general regulatory framework have been created by:

•	the Privatization Regulations, including the Pliego de Bases y Condiciones approved by Decree No. 62/90, as amended, or the List of Conditions;

•	the Transfer Agreement;

•	the License granted to Telecom;

•	the Rate Agreement;

•	Decrees Nos. 2347/90, 2346/90 and 2345/90, granting to Telecom, Telintar and Startel the license to provide the telecommunications services described below;

•	Decree No. 1185/90, establishing the CNT, later replaced by the CNC, pursuant to Decrees No. 660/96, 1260/96 and 80/97;

•	Decrees Nos. 348/84 (establishing priorities for line installations), as amended by Decree Nos. 1747/85 and 1748/85 (establishing priorities in favor of persons financing the expansion of telephone services);

•	SC General Resolution No. 10059/99, establishing the Basic Telephony Service Client Regulation;

•	Decree No. 92/97, approving the changes to the General Tariff Structure, establishing the minute fraction as the new Calculation Unit, approving the National Numeration and Signalization Fundamental Plans and the following Regulations (each as described under “—Regulatory Framework—Decree No. 92/97” below): Accounting and Financial Information and Costs Regulation, Basic Telephony Service Clients Regulation, Basic Telephony Quality Service Regulation, PCS Regulation, as amended by Decree No. 266/98, and Public and Residential Telephone Services for the Deaf;

•	Decree No. 264/98;

•	Decree No. 266/98 (as modified by Decree No. 764/00 as it relates to Argentine interconnection regulation);

•	SC General Resolution No. 1122/98, establishing the regulatory framework for licenses and public telephony plan;

•	SC General Resolution No. 2724/98 as amended, establishing the regulatory framework for the long-distance presubscription service;

•	Law No. 25,000 which adopts the norms of the World Trade Organization with regards to telecommunications in individual countries;

•	Decree No. 465/00, establishing the deregulation of the telecommunications market commencing November 9, 2000;

•	Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio-spectrum management; and

•	Ministry of Economy General Resolution No. 75/03, establishing the regulatory framework that allows callers to select their long distance provider for each call.

This summary does not purport to be complete and is qualified by reference to the License, the List of Conditions, the Transfer Agreement and applicable provisions of Argentine law.

Regulatory Bodies

The activities of Telecom and Telecom Personal are supervised and controlled by the CNC, a governmental agency under the supervision of the SC (which is presently supervised by the Ministry of Federal Planning, Public Investments & Services). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services, to ensure that these policies are applied, to review the applicable legal regulatory framework, to act as the enforcing authority with respect to the laws governing the relevant activities, to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

Law No. 25,609

On June 12, 2002, the Argentine Congress passed Law No. 25,609 which, as of the date of this annual report, has not been published in the Official Gazette. Law No. 25,609 provides that Argentine telephone operators such as Telecom must provide “indispensable telephony services” to the following entities (the “Beneficiaries”):

•	public hospitals and welfare institutions;

•	public education facilities; and

•	Argentine armed forces.

Law No. 25,609 has not defined the scope of “indispensable telephony services.” Pursuant to the terms of this law, Telecom must continue to provide telephony services even if the Beneficiaries do not pay for these services. Subject to the implementation of this law and subsequent regulations that may be enacted thereunder, Telecom may or may not be able to set-off any amounts due by the Beneficiaries against any amounts owed by Telecom to the Argentine government.

The executive branch vetoed Law No. 25,609 and instead passed Decree No. 1174/02 on July 4, 2002. However, Law No. 25,609 may still become effective upon a 2/3 majority vote of the National Congress. Decree No. 1174/02, unlike Law No. 25,609, does not require Argentine telephone operators such as Telecom to provide the above mentioned “indispensable telephony services” but does require a party wishing to suspend the provision of those services to provide 30 working days notice of the suspension to the affected entity and the Ministers or Secretaries of the executive branch.

Decree No. 764/00

On September 5, 2000, the Argentine executive branch issued Decree No. 764/00 which enacted four new regulations:

•	the regulation of licenses for telecommunications services;

•	the Argentine interconnection regulation;

•	the universal service regulation; and

•	the regulation governing the administration, management and control of the wireless spectrum.

The basic guidelines for these regulations are as follows:

General Regulation of Licenses. This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services; provided, for certain activities (such as Internet services), that the company is owned at least 70% by Argentine companies or individuals. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies. This regulation governs the license through which Telecom offers services in the Southern Region.

Argentine Interconnection Regulation. This regulation provides for a reduction of approximately 50% in the reference prices for interconnection. The regulation increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Universal Service Regulation. The universal service regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the universal service fund. The regulation establishes a formula for calculating the subsidy for the provision of universal service which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the universal service fund and the development of specific universal service programs. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the universal service fund, although it establishes a mechanism for exemption from contribution for basic telephony service licensees, which combines loss of revenues and market share. However, material regulations to implement universal service programs are still pending.

During 2002, the SC conducted consultations regarding the administration of the universal service fund and the regulation requiring contribution to the universal service fund. Telecom has expressed the view that it should be compensated, retroactively from the end of the exclusivity period, for the social benefits programs that it is currently providing. However, to date Telecom has not received any compensation for its provision of these services. Telecom may be required to make contributions to the universal service fund and without receiving any compensation for the universal service it has been rendering to date.

The SC has also set up a working group whose main purpose is to analyze the method to be applied in measuring the costs of the universal service programs. In May 2003 this working group determined that the application of the previously proposed measurement method was too complex but recommended moving forward with the implementation of the initial programs of the universal service fund.

Regulation Governing the Administration, Management and Control of the Wireless Spectrum. This regulation establishes the principles and requirements governing the administration, management and control of the wireless spectrum. According to the regulation, the authorizations or permissions will be granted subject to SC’s right to substitute, modify or cancel them without any right to indemnification on the part of grantee. The new authorizations that are granted will have a minimum duration of 5 years. The authorizations or permissions for use of frequencies may not be transferred, leased or assigned, in whole or in part, without the prior authorization of the SC.

Reconsideration Request. During year 2000, Telecom filed an administrative appeal for the revocation of certain provisions of the regulations attached to Decree No. 764/00. The administrative appeal argues that:

•	the contested regulations contain inequities that violate the provisions adopted in connection with the privatization of the basic telephony service;

•	broadcasting companies may render telecommunications services through one entity while Telecom is unable to do so; and

•	the reduction of interconnection rates does not compensate for the access deficit which itself is not compensated by Universal Service.

Deregulation Plan Established by Decree No. 264/98

General. In March 1998, the Argentine government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry, or the Plan. Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of basic telephony and international long-distance services until some time between October 8, 1999 and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of public telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses, which is still pending. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “—Regulatory Framework—Decree No. 764/00.”

Beginning in late 1999, two new operators, formed by independent operators, cellular operators and cable television operators, were permitted to offer services. These new operators, together with the existing licensees of basic telephony service, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing prior to the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000. See “—Competition.”

The Plan focused on three central principles:

•	providing universal telephone service to all segments of the Argentine population;

•	establishing limitations on anti-competitive activities; and

•	creating fair and transparent guidelines for granting future licenses.

New regulatory obligations were also introduced with respect to quality and service targets applicable to both Telecom and Telefónica. For example, all localities with more than 80 inhabitants had to be incorporated into the network by means of the installation of semi-public long-distance services and all localities with more than 500 inhabitants had to be incorporated into the residential network by means of fixed-line or wireless services. During 1998 and 1999, 640,000 new lines had to be installed, of which 15% of these new lines were required to be installed for customers in suburban areas. During this period, 19,000 new public telephones had to be added to the existing network (50% of which are to be coin-operated telephones), and 2,000 telephones were required to be installed in low income areas. The division of these obligations among Telecom and Telefónica was specified by the regulations. For low-income customers, a plan must be introduced with a promotional installation fee of less than US$100. Finally, requirements for improved communications for the Antarctic area are also contemplated.

The annual 4% price cap formula was in effect through 1999. The efficiency factor for the application of the price cap formula was set at 5.5% by the Regulatory Body. This factor was increased for 2000 to 6.75%, which represents 6% as established by the Regulatory Body and 0.75% as established by Telecom.

As long-distance services are liberalized, competition were introduced by presubscription of long-distance service for locations with more than 5,000 clients. Following the introduction of presubscription of long-distance service, a call-by-call selection service will be installed. These requirements obligate the telephone companies to make significant investments and modifications to their networks.

During 1999, competition in local and national and international long-distance services was established among Telecom and Telefónica and CTP and Compañía de Telecomunicaciones Integrales S.A., the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and universal service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this annual report, the main licensees providing local and/or fixed long-distance telephone service are Techtel, Impsat, AT&T Argentina, CTI, Movicom Bell South, MetroRed, IPlan, Comsat, MCI, Embratel, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Public Telephone Services. Pursuant to the Plan, the liberalization of public telephone services began. As of December 31, 2003, Telecom competes with a number of other companies for the provision of public telephone services. On December 9, 1998, Telecom entered into an agreement with the Argentine government whereby Telecom was granted (upon the subsequent issuance of SC General Resolution No. 2627/98) a license to provide public telephone services in the Southern Region. According to the terms of the agreement, Telecom was required to install at least 2,500 public phones in the Southern Region within a three year period.

As of December 31, 2003, Telecom has installed 8,490 public telephones in the Southern Region. Telecom has installed public telephony telecommunication centers, or CETs, providing access to public telephony services, Internet and fax services in the Southern Region in major cities including Buenos Aires, La Plata, Mar del Plata, Mendoza, San Luis, Villa Mercedes, Tandil, San Juan, Ushuaia and Junín.

New Rate Structure

On January 31, 1997, the Argentine government issued Decree No. 92/97, whereby a new tariff structure was established. Decree No. 92/97 implemented changes in certain regulatory issues that Telecom believes are essential to face a competitive environment. For example, Decree No. 92/97 ratified the new National Numbering Plan, which increases the length of telephone numbers to 10 digits, re-assigns numbers for special services such as police and hospitals and establishes the rules for future implementation of number portability. Decree No. 92/97 also ratified the Signalization Plan, which regulates certain aspects of call routing. Decree No. 92/97 further included a Service Quality Regulation, which defines the technical standards enforceable upon Telecom by the Regulatory Bodies in connection with compliance with the goals of the List of Conditions and the Clients General Regulation, as amended, which regulates the relationships between Telecom and its clients. Additionally, Decree No. 92/97, as amended, established a regulation and list of conditions for the granting of licenses to provide PCS services. Finally, it provides that Telecom may provide equipment and maintenance services to clients in a competitive environment.

As established by Decree No. 92/97, the calculation of per time units now uses minutes as the calculation unit.

Service Requirements

Pursuant to the List of Conditions, Telecom is required to ensure continuity, availability and uniformity in rendering our services. We must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and information services related to Telecom.

The List of Conditions also set forth certain mandatory objectives that Telecom must achieve and maintain. These included requirements as to network penetration (telephone lines and public telephones to be added, waiting time for installation), network performance (percentage of completed calls, repair time, frequency of failure) and service (operator efficiency, maintenance and information).

National Numbering Plan

During 1998, Telecom completed the technical changes to the public network necessary for the introduction of the change of numbering plan for basic telephony service that took effect on January 24, 1999 as ordered by the regulatory authority. Under the plan, the length of Telephone numbers increased to 10 digits. Substantial improvements were made in adapting the information applications and in the preparation for the date on which the change took effect. All these steps were coordinated with the major telecommunications competitors in the local market in order to provide for the interconnection of the different networks. The numbering plan provided additional capacity for the system and is part of several steps that the Argentine government has taken to prepare the telecommunications industry for competition.

Presubscription of Long-distance Service

According to the terms of SC General Resolution No. 2724/98, the SC approved the “General Regulation of Presubscription of Long-distance Service.” Among other things, this regulation provides that effective October 10, 1999, presubscription of long-distance service, whereby the customer may choose its long-distance carrier, must be available in all cities outside the Buenos Aires Metropolitan Area, or AMBA, with more than 5,000 customers. This service has been available in the AMBA since November 7, 1999.

As of October 10, 1999, for cities outside AMBA with more than 5,000 customers, and November 7, 1999, for the AMBA region, Telecom has started to transport long-distance traffic in the Southern Region through our fiber optic network. This network connects our network in the Northern Region with the main cities in the southern service area; it is complemented by the leasing of circuits to other operators, in order to offer long-distance services in approximately 50 local areas in the southern service area.

Regulation for the Call by Call Selection of the Providers of Long Distance Services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long distance provider for each call. This call by call selection system is referred to as “SPM.”

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. General Resolution No. 75/03 also provides that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 days of February 6, 2003. Our equipment and networks have been able to provide this service since 2002. As of the date of this annual report, no long distance operator has requested interconnection in order to provide this service.

Penalties for Non-Compliance

The List of Conditions specified various penalties which may be applied by the Regulatory Bodies to Telecom. These penalties may include warnings, fines and revocation of the License.

Revocation of the License. The following events may result in revocation of the License:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	the sale or transfer of the License to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services supplied without the prior approval of the Regulatory Bodies;

•	the reduction of ownership of Nortel in the capital stock of Telecom to less than 51% without prior approval of the Regulatory Bodies;

•	the reduction in ownership of Sofora in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies;

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom without prior approval of the Regulatory Bodies;

•	the assignment or delegation of the Management Agreement by the Operator or the termination of this contract without the prior approval of the Regulatory Bodies; and

•	the bankruptcy of Telecom.

If our License is revoked, Nortel must transfer its shares in Telecom to the Regulatory Bodies, in trust, for their subsequent sale through a public auction. Upon the sale of the shares to a new management group, the Regulatory Bodies may renew the License of Telecom under conditions they determine.

Regulations Applicable to International Telecommunications Services

Telecom holds a non-expiring license to provide international telecommunications services, including telephone, international data transmission, international telex and international direct connections, provided that it meets the applicable mandatory objectives discussed above. This license was exclusive through October 1999. As described below, Telecom previously provided these services through our former subsidiaries, Telintar and Telecom Internacional.

Prior to April 30, 1999, Telecom provided these services through Telintar, a former subsidiary jointly held by Telecom and Telefónica. The List of Conditions provided that access charges paid by Telintar were to be shared between Telecom and Telefónica in proportion to the traffic of Telintar originated by the customers of each shareholder, notwithstanding that Telecom and Telefónica each owned 50% of the shares of Telintar. The List of Conditions also required that the profits generated from these access charges be applied by Telecom and Telefónica in the first instance to the expansion and improvement of services provided by their respective networks according to the objectives set forth in the List of Conditions. Further, the List of Conditions provided that Telecom or Telefónica may each at any time propose to the Regulatory Bodies that Telintar be liquidated. During 1999, Telecom and Telefónica agreed to dissolve Telintar and to distribute the assets of Telintar in part to Telecom Internacional and in part to TLDA. Telecom Internacional was merged into Telecom in 1999.

As of October 1999, two new operators were entitled to render international services. Additional operators became entitled to provide these services in November 2000 under the new license regulation. See “—Regulatory Framework—Decree No. 764/00—General Regulation of Licenses.”

Regulations Applicable to Mobile Telephone Services

Calling Party Pays —CPP. As of April 15, 1997, pursuant to Decree No. 92/97 and SC General Resolution Nos. 263/97 and 344/97, mobile telephone services apply the “calling party pays,” or CPP, system, whereby the party placing a call from a land-line phone to a cellular phone pays for the air time charges for the call. Despite the introduction of the CPP system to calls made from fixed-line phones to cellular phones, the regulatory authorities did not implement the CPP system for calls made between cellular phones.

The application of CPP for calls made between cellular phones was successively postponed until Resolution MIV No. 1/01 ultimately introduced the CPP system to the calls made between cellular phones and calling cards. Subsequently, SC General Resolution No. 122/01 suspended the CPP system for calls made between cellular phones until further approvals from the SC were granted. Telecom Personal filed an administrative appeal against SC General Resolution No. 122/01.

The SC subsequently issued General Resolution No. 253/01 which abolished General Resolution No. 122/01 and established that the CPP system to calls made between cellular phones would be implemented as of September 1, 2001. Afterwards, a precautionary measure was issued under the case “Defensoría del Pueblo de la Ciudad de Buenos Aires o/PEN-MEE Interino I y V — Secretaria de Comunicaciones — Resolución 253/01 s/Amparo Proceso/Sumarísimo” where Telecom Personal was notified that the effects of the General Resolution No. 253/01 were suspended. Telecom Personal has appealed this decision, but as of the date of this annual report, the effects of the SC General Resolution No. 253 continued to be suspended. Since March 2002, Telecom has been applying CPP to the calls made using our calling card Telecom Global.

In March 2002, Telecom Personal started entering into agreements with telephone operators, to charge CPP for calls made by calling cards.

In accordance with SC General Resolution No. 124/02, in January 2003, mobile operators can charge the CPP for international calls began whereby overseas calls that terminate in cellular telephones in Argentina pay for CPP charges. In order to identify these calls, customers dialing from outside must add a prefix “54 + 9 + area code” to the cellular number without the “15”.

PCS. Telecom Personal has licenses for PCS in all areas in Argentina. For these services, in June 1999, Telecom Personal and Telefónica Comunicaciones Personales “Unifón”, were jointly awarded 40 MHZ in the PCS Band for the “Area II- AMBA”. Miniphone (a company that was subsequently divided and merged 50% into Unifón and the other 50% into Telecom Personal) and Compania de Radiocomunicaciones Moviles, or Movicom, exercised their respective rights to acquire 20 MHZ.

Telecom Personal and Unifon have since divided the jointly awarded 40 MHZ above mentioned, and the additional 20 MHZ granted to Miniphone.

Telecom Personal was granted another 40 MHZ in the southern area and a 20 MHZ in the northern area, where it has licenses for PCS.

Regulations Applicable to PCS Services

Buenos Aires Area. In June 1999, Telecom Personal and Unifón were jointly awarded a license of 40 MHZ in the PCS Band for the region including the AMBA. Miniphone and Movicom each exercised the right to acquire a license of 20 MHZ in the PCS Band. Telecom Personal and Unifón have divided the 40 MHZ license awarded to the two companies and the additional 20 MHZ license granted to Miniphone.

Interior Region. Telecom Personal holds licenses of 40 MHZ in the PCS Band in the Southern Region. Telecom Personal also holds a license of 20 MHZ in the PCS Band in the Northern Region.

2003 Telecommunications Fund

In August 2003, the SC notified us of a proposal for the creation of a P$70 million financial trust, the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund,” to be funded by the major telecommunication companies. Banco de Inversion y Comercio Exterior, or BICE, was designated as trustee of the 2003 Telecommunications Fund. The fund will be used to develop the telecommunications sector in Argentina and its responsibilities will include:

•	the creation of alternative mechanisms for financing;

•	the completion of projects provided they are long-standing, profitable and relate to the telecommunications system;

•	the development and consolidation of the telecommunications sector; and

•	serving as the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector serving the public interest.

We have contributed P$1.5 million at the inception of the 2003 Telecommunications Fund and committed to contribute up to P$3.5 million on the first anniversary of the fund provided we successfully complete our financial restructuring. In addition, our management has announced that it is our intention to promote agreements with local suppliers for an estimated amount of P$10 million, which would facilitate their access to financing which we expect will enable suppliers to provide more products to the Argentine telecommunications sector.

PROPERTY, PLANT AND EQUIPMENT

The principal physical properties of Telecom consist of transmission equipment, external wiring and switching equipment. These properties are mainly located throughout the Northern Region. External wiring and equipment represented approximately 73% and 74% of the net book value of our total fixed assets at December 31, 2003 and December 31, 2002, respectively; work in progress and materials represented approximately 2% and 2%, respectively, land and buildings represented approximately 14% and 12%, respectively, and furniture, vehicles and installations and computer equipment represented approximately 11% and 12%, respectively. We believe that these assets are, and for the foreseeable future will be, adequate and suitable for their respective uses.

As of December 31, 2003, Telecom had 3,800,085 lines installed, all of which were connected to digital exchanges. As of December 31, 2002 and December 31, 2001, Telecom had 3,802,464 and 3,800,058 lines installed, respectively, all of which were connected to digital exchanges. As of December 31, 2003, the total number of customer lines was 3,361,341. As of December 31, 2002 and 2001, the total number of customer lines were 3,293,952 and 3,583,622, respectively.

As of December 31, 2003, Telecom has entered into purchase commitments totaling P$74 million primarily for switching equipment, the repair and/or maintenance of public telephones, infrastructure works and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors or other financing sources.

In order to consider the rapid evolution of the telecommunications industry, Telecom undertook a review of all of the remaining useful lives of our fixed assets as of December 31, 2000. As a result of this review, including advice provided by an independent specialist, Telecom confirmed the appropriateness of the useful lives of its fixed assets except for the remaining lives of the copper external wiring and related infrastructure, which Telecom determined should be extended as a result of the introduction of ADSL technology. Consequently, Telecom decided to extend the remaining useful life assigned to these assets by 5 years from January 1, 2001.

Our current major suppliers of equipment are Siemens Argentina S.A., Italtel S.p.A., Alcatel Techint S.A., IBM Argentina S.A. and Ericsson S.A.C.I. See “Major Shareholders and Related Party Transactions.”

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited, consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 included elsewhere in this annual report on Form 20-F.

Financial data as of and for the year ended December 31, 2003 reflects adjustments for inflation until February 28, 2003. Financial data as of and for the fiscal year ended December 31, 2002 and 2001, the twelve month period ended December 31, 2000 and the fiscal year ended September 30, 1999 has been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information” and Item 3: “Key Information—Selected Financial Data—Inflation Accounting” for a discussion of accounting presentation relating to inflation.

The continuing recession and political and economic crisis in Argentina in recent years has materially and adversely affected Telecom’s business. Because of the political and economic instability in Argentina and Telecom’s plans to restructure its outstanding debt pursuant to the APE, the following discussion may not be indicative of Telecom’s future results of operations, liquidity or capital resources and may not contain all of the necessary information to help compare the information contained in this discussion with results from previous or future periods. Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors described in this annual report.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have jointly issued a qualified opinion on the consolidated financial statements of Telecom as of and for the year ended December 31, 2003 because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Telecom has discontinued restating its financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern”.

Economic and Political Developments in Argentina

The substantial majority of Telecom’s property and operations are located in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general, and Telecom in particular, as well as affect market conditions, prices and returns on Argentine securities, including those of Telecom. In the past several years, Argentina has experienced negative growth, high inflation, a large currency devaluation, loss of international reserves and limited availability of foreign exchange. Although the Argentine economy has shown signs of improvement in 2003, developments in macroeconomic conditions will likely continue to have a significant effect on Telecom’s financial condition and results of operations and Telecom’s ability to make payments of principal and/or interest on its indebtedness.

Economic and Political Developments

Argentina entered into an economic recession in the second half of 1998 in the context of financial crises in emerging markets (including in Asia, Russia and Brazil). The recession in Argentina deepened further as public sector accounts began to be affected by the decrease in tax collections due to the recession and high interest rates on Argentina’s sovereign debt. Argentine real gross domestic product decreased by 3.4% in 1999, by 0.8% in 2000, by 4.4% in 2001, and by 10.9% in 2002, an overall decline of 18.4% for the period 1998 through 2002. In 2003, gross domestic product increased by 8.7% in 2003 over 2002.

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced increased capital outflows, further decreases in economic activity and political infighting. As the recession caused tax revenue to drop, country risk spreads (the difference between a sovereign bond and a US bond of similar duration) climbed to extremely high levels, reflecting the public sector’s diminished creditworthiness. Financing for private sector companies was effectively eliminated under these circumstances. In January 2002 the Argentine government abandoned the Convertibility Law which fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze our tariffs into pesos at a 1:1 peso/U.S. dollar ratio (sometimes referred to as “pesification”).

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. Capital outflows increased in the first half of 2002, leading to a massive devaluation of the peso and an upsurge in inflation. In the six month period ended June 2002, the consumer price index increased 30.5%. During this period the value of the peso compared to the U.S. dollar declined to a low of P$3.80=US$1.00 as of June 30, 2002 before improving to P$3.37=US$1.00 at December 31, 2002 and P$2.93=US$1.00 at December 31, 2003. As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession. Real gross domestic product dropped by an estimated 10.9% in 2002 and the unemployment rate rose to a high of 21.6% as of May 2002.

The Argentine economy improved marginally during 2003. The peso appreciated against the U.S. dollar, from P$3.37 per US$1.00 at December 31, 2002, to P$2.82 per US$1.00 at April 30, 2003, to P$2.80 per US$1.00 at June 30, 2003, to P$2.92 per US$1.00 at September 30, 2003 and to P$2.93 per US$1.00 at December 31, 2003. In addition, economic activity began to recover in comparison to 2002 as consumers in Argentina purchased more domestic goods compared to imported products since the peso devaluation had caused imports to become even more expensive in comparison to locally produced goods. The impact of this import substitution resulted in a trade balance surplus of approximately US$15.6 billion in the twelve month period ended December 2003. However, despite these changes and certain other improvements in Argentine financial indicators, the cumulative economic, social and political deterioration caused by the events of 2002 remains, and Argentine real gross domestic product is still far below pre-crisis levels. Moreover, while the key components of our business remain strong in 2003 and our operating results have been enhanced by the appreciation of the Argentine peso and the impact of our cost reduction initiatives, resulting in net income of P$351 million for the year ended December 31, 2003 compared to a net loss of P$4,386 million for the year ended December 31, 2002, our operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

During the first three months of 2004, the peso remained stable against the U.S. dollar, ending with a rate of P$2.86 per US$1.00 as of March 31, 2004 compared to P$2.93 per US$1.00 as of December 31, 2003. Inflation remained stable as the Argentine consumer price index increased by 1.1% during the first three months of 2004.

Inflation

The changes introduced in Argentina over the past few years have triggered significant inflation, although such inflation slowed in 2003. The cumulative increase in the consumer price index was 41% in 2002 and 3.7% in 2003. The wholesale price index increased 118% in 2002 and approximately 1.9% in the year ended December 31, 2003, as reported by the Instituto Nacional de Estadística y Censos (the Argentine National Statistic and Census Institute), or INDEC. For the first three months of 2004, the increase in the consumer price index was 1.1%, and the increase in the wholesale price index was 1.6%, as reported by INDEC.

Ongoing Restructuring Efforts

As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the peso, the conversion into pesos and freezing of Telecom’s rates at the ratio of P$1.00=US$1.00 and uncertainties surrounding the adjustment of Telecom’s regulated rates, in the first half of 2002, Telecom announced the suspension of payments of principal and interest on its and its Argentine subsidiaries’ financial debt obligations. Since announcing the suspension of principal and interest payments on their financial indebtedness, each of Telecom, Telecom Personal and Publicom have been working with their financial advisors to develop a comprehensive plan to restructure all of their respective financial debt obligations and have taken the following steps to restructure their respective financial indebtedness.

Interest Payments

In June 2003, Telecom made an aggregate interest payment equal to the equivalent of US$96 million (excluding withholding tax), Telecom Personal made an aggregate interest payment equal to the equivalent of US$13 million (excluding withholding tax) and Publicom made an aggregate interest payment equal to the equivalent of US$0.04 million (excluding withholding tax). These interest payments represented all accrued but unpaid interest on each respective entity’s outstanding financial indebtedness to and including June 24, 2002 (without giving effect to any penalties or post-default interest rate increases) and 30% of all accrued but unpaid interest (without giving effect to any penalties or post-default interest rate increases) on the outstanding principal of each entity’s respective outstanding financial indebtedness for the period beginning on June 25, 2002 and ending on December 31, 2002.

Repurchase and Cancellation of Outstanding Indebtedness

In June 2003, Telecom purchased and cancelled an aggregate principal amount equal to the equivalent of approximately US$175 million of its outstanding medium term notes and US$34 million of its outstanding indebtedness under credit facilities with financial creditors (approximately 11% of its outstanding medium term notes and 5% of its indebtedness under credit facilities with financial creditors as of December 31, 2002), for aggregate consideration of the equivalent of US$115 million. Telecom purchased all of this financial indebtedness at a purchase price of 55% of the original principal amount.

Effective as of June 13, 2002, Telecom Personal refinanced US$60 million of its indebtedness under promissory notes held by the TITAN financial trust. See Note 8 to our consolidated financial statements as of and for the year ended December 31, 2003. Also in June 2003, Telecom Personal purchased and cancelled the equivalent of approximately US$80 million aggregate principal amount of its outstanding indebtedness under credit facilities with financial creditors (approximately 11% of its outstanding principal amount of indebtedness as of December 31, 2002) for aggregate consideration equal to the equivalent of US$44 million. Publicom also purchased and cancelled the equivalent of US$4 million aggregate principal amount of its outstanding indebtedness with financial creditors (82% of its outstanding principal amount of indebtedness as of December 31, 2002) for aggregate consideration of the equivalent of US$2 million. Telecom Personal and Publicom each purchased all such financial indebtedness at a purchase price of 55% of the original principal amount.

In April 2003, Núcleo S.A., or Núcleo, our Paraguayan mobile telephony subsidiary, reached an agreement with certain of its creditors to restructure approximately the equivalent of US$13.8 million principal amount of its total financial indebtedness, of which US$3.1 million was repaid as of December 31, 2003. Núcleo is currently in negotiations to refinance its remaining financial debt obligations, including its syndicated loan agreement, which amounted to US$59 million as of December 31, 2003 (including accrued but unpaid interest penalties and post-default interest rate increases). Because Núcleo’s restructured loan agreement includes a cross default suspension clause that expires on June 30, 2004, Núcleo may have to renegotiate its restructuring with all of its lenders if an agreement to refinance its remaining financial indebtedness is not completed by June 30, 2004 and any of the lenders whose loans have already been refinanced chooses to exercise its right of cross default.

In October 2003, Publicom repurchased all of its remaining financial indebtedness pursuant to an arrangement with one of its financial creditors. As a result of this and Publicom’s earlier debt repurchases carried out in June 2003, Publicom has effectively repaid or repurchased 100% of its financial indebtedness.

Telecom Restructuring Proposal and APE Solicitation

We have engaged in discussions and negotiations with an ad hoc committee formed by six of our lenders under our credit facilities, or the Committee, including discussions on alternative proposals to effect a restructuring of our outstanding debt. We have also engaged in discussions and negotiations with representatives of certain of our bondholders. Although we believe that we have addressed most of the principal concerns raised by our creditors in our discussions with them and have developed a plan to restructure our outstanding unconsolidated debt pursuant to the APE as set forth in our APE Solicitation Statement, our restructuring plan does not address all of the concerns of our creditors, including creditors who are not participants on the Committee. See Item 4: “Information on the Company—Recent Developments—Debt Restructuring—Our APE Solicitation.”

Telecom Personal Restructuring Proposal

Telecom Personal also plans to conduct an APE solicitation in which it will seek to restructure the equivalent of approximately US$599 million of its outstanding unconsolidated debt as of December 31, 2003, including approximately the equivalent of US$27 million principal amount of intercompany obligations owed to Telecom as of December 31, 2003, by issuing new loans to its existing creditors with new payment terms and by paying cash consideration and making partial cash interest payments. The terms of Telecom Personal’s new loans pursuant to its restructuring are expected to be similar to the terms of Telecom’s unlisted notes pursuant to its APE.

Telecom is currently discussing its restructuring proposal with representatives of its creditors, and Telecom is not certain whether Telecom Personal will complete its restructuring plan on the terms proposed.

Telecom Personal’s debt restructuring proposal does not include Telecom Personal’s guarantee of approximately the equivalent of US$42.6 million principal face amount of financial indebtedness of Núcleo. Núcleo is currently negotiating a restructuring of its financial indebtedness with its creditors. The outcome of the Núcleo restructuring process is uncertain. See Item 4: “Information on the Company – Recent Developments – Debt Restructuring – Telecom Personal Restructuring.”

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our overall operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations.

Our operating revenues are derived principally from basic telephony services. Basic telephony services includes local and long-distance telephone services, public telephones, installation charges, interconnection services and supplementary services. Telecom also provides international long distance, data transmission and Internet services. Through its subsidiaries, Telecom also derives revenues from other telephone-related services such as cellular telephone services and directory publishing.

Basic telephony services are provided directly by Telecom. Telecom’s cellular telephone services are provided in Argentina through Telecom’s 99.99% owned subsidiary, Telecom Personal, and in Paraguay through Núcleo, a 67.5% owned subsidiary of Telecom Personal. Telecom’s telephone directory publishing business is conducted through Publicom, a 99.99% owned subsidiary of Telecom. Telecom Argentina USA, a wholly owned subsidiary of Telecom, operates as a wholesale supplier of international telephone services.

Net Sales

The principal factors which affect Telecom’s net sales are rates and the volume of use of services. As described below, the effect of macroeconomic conditions, rate regulation and competition have had a significant effect on net sales in recent periods and are expected to continue to have a significant effect on net sales.

Impact of Political and Economic Environment in Argentina on Net Sales. Levels of economic activity affect the volume of local and long-distance traffic, the demand for new lines and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation.

Effect of Rate Regulation on Net Sales. The rates that Telecom charges in its basic telephony service business (including both monthly basic charges and measured service charges), installation charges in the basic telephony business, public telephone charges and charges for Internet dial up traffic are subject to regulation. These rates have been pesified and rate increases have been frozen by the Argentine government. Absent the Argentine government’s approval of an increase in regulated rates, future revenue from our basic telephony business service will depend principally on the number of lines in service and the minutes of use or “traffic” for local and long distance services. Telecom has been in discussions with regulators with respect to rate adjustments. However, there can be no assurance as to whether, and to what extent, Telecom will be permitted to increase its regulated rates. In the first quarter of 2004, the Argentine government announced that it would apply some increases in gas and electricity tariffs for certain wholesale and large industrial customers only. The government has not made any announcements with respect to adjusting regulated rates for telecommunications services, except for the agreement the Argentine government entered into with Telecom and Telefónica de Argentina S.A. whereby Telecom and Telefónica de Argentina S.A. agreed to maintain the current tariff structure we charge to our customers for basic telephony services until December 31, 2004. However, Telecom intends to continue its negotiations with the Argentine government regarding tariffs.

Effect of Competition on Net Sales. The market for telecommunications services has been open to competition since 2000. In the periods leading up to the Argentine economic crisis, the Argentine telecommunications market became increasingly competitive. Although the economic crises have affected the operations of some of our competitors, the environment recently has been, and is expected to be, increasingly competitive as the Argentine economy recovers. In particular, Telecom expects that the domestic and international long-distance service, internet and cellular services will continue to be affected by competitive pressure.

These factors are expected to influence net sales in each of Telecom’s principal business segments as described below.

Basic Telephony Business. As noted above, in the absence of rate adjustments, net sales in the basic telephony business will primarily depend upon the number of customers and the volume of traffic. Telecom anticipates that the number of lines in service and traffic will continue to gradually increase as the country recovers from economic recession. Nonetheless, Telecom does not expect to attain pre-crisis levels in these measures in the near future. We expect that overall penetration rates for fixed line service in Argentina will increase from approximately 21% at December 31, 2003 to approximately 23% at year-end 2011. We estimate that our total lines in service will be approximately 4,050,000 by 2011.

Although Telecom expects that net sales from public telephones will increase in the next few years, Telecom expects that net sales from public telephones will decline as a percentage of net sales. Interconnection fee revenues in future periods will be impacted by traffic volume, which is expected to increase in a manner which is consistent with overall economic activity. Telecom believes that revenues from international long-distance service will continue to decrease as a result of competition, lower relative pricing and decreasing market share.

Telecom expects that its percentage of revenues derived from data transmission will continue to increase over the next several years despite competitive pressures, principally as a result of increased traffic volume and connections driven by gross domestic product growth. We expect net sales from Internet services to continue to grow as a result of increased penetration of Internet services, higher traffic volumes and increases in the non-regulated business rates.

Wireless Telecommunication. Growth in this revenue component is dependent on increased usage of wireless telecommunication service and an increase in rates charged for this service, a substantial part of which is not regulated but is subject to competitive pressures. While we experienced an increase in our cellular customer base during the economic crisis, our customers have switched to lower revenue generating plans, such as restricted use and prepaid plans. Our cellular customer base is expected to continue to grow at a faster rate than growth in the customer base for basic telephony services. We expect that Telecom Personal’s subscribers will increase in coming years, particularly prepaid subscribers, as Argentina gradually recovers from the recession. We estimate that we will reach a total of five million subscribers in or near 2011. However, average usage of wireless telecommunication service per user is expected to decline in the longer term as the customer base expands to incorporate lower-volume customers.

Cost of Services, General and Administrative and Selling Expenses

During fiscal year 2002, we implemented a cost reduction plan. Through this plan, we aimed to reduce costs by reducing our number of employees, lowering our media advertising, promotional and institutional campaign expenses, reducing our overhead costs, maintenance expenses and service fees, reducing levels of non-paying customers, improving the collection of our accounts and controlling our level of capital expenditures.

Our number of employees increased by 3.6% between December 31, 2002 and December 31, 2003 as a net result of the addition in October 2003 of 1,393 employees who had previously worked for us as employees of third-party contractors, which more than offset the reduction of employees under our cost reduction plan.

Our employees are both unionized and non-unionized. The wages of the unionized employees are subject to a collective bargaining agreement and to regulation by the Argentine government. Unionized wages were increased in July 2002, January 2003, March 2003 and May 2003. In addition, in July 2003, the Argentine government imposed a definitive, fixed increase in basic wages for employees covered by collective bargaining agreements. In September 2003 we signed an agreement with certain trade unions that provides for wage adjustments for the employees represented by these unions and our non-union employees received a salary increase and an extraordinary bonus. During the last quarter ended December 31, 2003, we experienced an approximately 23% increase in wage costs compared to the same three month period in 2002, as a result of higher wages, extraordinary bonuses, higher labor taxes and the addition of new employees previously under third-party contracts. We expect that our wage costs will increase approximately 13% in 2004 as a result of the net impact of these wage increases and the increase in the number of employees. We expect that employee costs will be slightly higher in future periods as compared to levels experienced in 2003.

We incur materials and supplies charges which are directly related to the maintenance of our network, hardware and software. A significant portion of these expenses is incurred in currencies other than the peso. Accordingly, any devaluation in the peso relative to these other currencies will increase our costs. During 2002 and 2003, our maintenance expense levels were lower than our historical levels. We expect to incur higher maintenance expenses in the coming years in order to maintain the quality of our fixed-line services. Near-term maintenance costs are expected to increase in order to satisfy Telecom’s operational needs arising from under-investment in 2002 and 2003.

We pay interconnection fees to other operators for access, termination and long-distance transport for calls placed or received from those locations in the Southern Region where we do not have network coverage. We anticipate that these costs will increase in line with growth in traffic volumes associated with economic recovery and any applications of CER adjustments.

We pay fees for various services such as legal, security and auditing services and other management services. Since 2002 we have also incurred fees in connection with our debt restructuring process, although we expect these costs will be eliminated once the APE is consummated. Management fees have been significantly reduced in recent years as a result of the suspension of the management fees paid to the Operators, although this reduction has been partially offset by an increase in fees related to the restructuring.

We also incur costs for media, advertising, promotional and institutional campaigns. Although we have reduced these expenses in recent years as part of our cost reduction plan, we expect that these costs will increase in coming years as the economy improves and competition increases particularly with respect to our cellular and ADSL services, where our competitors have accelerated their technological upgrades and have intensified their marketing campaigns.

Our bad debt expense is generally affected by the economic and political environment in Argentina. At the beginning of the recession we experienced an increase in bad debt expense, but we have recently experienced reduced bad debt expense as customers with weaker credit have discontinued our service and we have collected amounts from overdue accounts. We expect that increases in our customer base in future periods will likely cause a corresponding increase in our levels of uncollectibles. We expect bad debt expense to gradually return to historical levels (approximately 3% of sales).

As a result of the foregoing factors, total expenses in future periods are expected to increase at a rate slightly higher than our revenue growth. Operating costs, including sales and marketing expenses, are expected to grow at a faster rate than other costs.

Factors affecting Telecom’s results in 2003 have resulted in operating margins that are higher than our historical average. These factors include an unusually low level of maintenance of fixed assets, unusually low sales and marketing costs, temporarily low levels of bad debt expense resulting from a financially stronger subscriber base, the collection of past due accounts, and lower employee costs than can be expected for future periods. Telecom’s management believes that the operating margins experienced in 2003 are not sustainable, and expects that, on average, over the 2004-2011 period operating margins will decline to historical levels.

Gain on Repurchase of Debt

Gain on repurchase of debt represents the gain resulting from our repurchase of a portion of our outstanding financial indebtedness in the cash tender offer completed in June 2003. See Note 12 to our consolidated financial statements as of and for the year ended December 31, 2003.

Argentine GAAP establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should no longer be recognized after the exchange. Argentine GAAP provides that an exchange of debt instruments is deemed to have been accomplished upon the issuance of debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. In accordance with Argentine GAAP, Telecom may recognize a gain on the extinguishment of the outstanding debt upon consummation of the APE, if it is completed.

Other (Net)

Other (Net) includes financial and holding results, other income and expenses (net) and investments in subsidiaries. The majority of our revenues are received in pesos whereas the majority of our financial indebtedness is, and after the APE will continue to be, substantially denominated in U.S. dollars and euro. Consequently, the “pesification” of our rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and euro have affected and will continue to affect the amount of our revenues in comparison to our debt service obligations.

In accordance with Technical Resolution No. 6 of the FACPCE, financial items included in the income statement are presented after taking into account the effects of inflation to the extent inflation accounting is required for that period. Gains and losses from a monetary position represent the effects of inflation on Telecom’s monetary liabilities and assets. Accordingly, financial and holding results are subject to significant fluctuations based on the depreciation or appreciation in the peso relative to other currencies and reflect the impact of the adjustments for inflation required until February 28, 2003.

Our expectations regarding our future revenues, expenses and profits as described above are based on certain macroeconomic assumptions. We have made assumptions that we believe are conservative because these macroeconomic assumptions involve factors that are not within our control. The expectations and assumptions described above constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Critical Accounting Policies

Telecom’s financial statements are prepared in accordance with Argentine GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Telecom’s accounting polices are more fully described in the Notes to its consolidated financial statements as of and for the year ended December 31, 2003, particularly Notes 3, 4, 10 and 12. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect Telecom’s financial condition and results of operations.

Income Taxes—Deferred tax assets and tax credit on minimum presumed income

As of December 31, 2003 and December 31, 2002, Telecom had significant deferred tax assets which were generated principally by the devaluation of the peso. The recoverability of these deferred tax assets is assessed periodically. In accordance with Argentine GAAP, the recoverability of these assets depends on the existence of sufficient taxable income to offset against the tax credits within the carryforward period available under the tax law.

The Argentine government, through Decree No. 2568/02, stated that foreign currency exchange losses arising from holding assets and liabilities denominated in foreign currency as of January 6, 2002 had to be determined using an exchange rate of US$1=P$1.40. The net foreign currency exchange loss resulting from this calculation procedure (P$1.40 minus P$1.00) was to be considered deductible, for income tax purposes, at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was US$1=P$3.37. Under the terms of Decree No. 2568/02, the difference between P$1.40 and P$3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. This Decree nullified the interpretations of the Company, which was that the whole exchange difference from year 2002 would be deferred in the period 2002 through 2006.

Since Telecom’s management has determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized, management has recorded a reserve as of December 31, 2002 and December 31, 2003 for the total value of Telecom’s and Telecom’s Personal’s deferred tax credits. Management’s judgments regarding the probability that these tax credits will be recognized may change based on future conditions particularly changes in exchange rates, the outcome of pending rate renegotiations with the Argentine government, the successful restructuring of debt obligations and other factors. These changes may require material adjustments to these deferred tax asset balances.

Telecom has also recorded an asset of P$151 million as of December 31, 2003 relating to the value of its tax credit related to minimum presumed income. Since this tax credit may be used in the next ten years, the Board of Directors of Telecom estimates that, based on current economic projections, the recoverability of this tax credit is more likely that not. Therefore, no reserve was recorded under Argentine GAAP as of December 31, 2003 against the tax credit for minimum presumed income.

Under U.S. GAAP, SFAS 109 provides more specific and strict rules relating to the evaluation of the recoverability of deferred tax assets. Under SFAS 109, when deciding whether to reserve against any deferred tax asset, an enterprise must consider several positive and negative factors and make a judgment as to whether to record a total or partial valuation allowance against these assets. Negative factors to be considered include uncertainties that may adversely affect operations and profit levels on a continuing basis in future years and whether the length of the carryforward period is so brief that it would limit the realization of the tax credit.

Although Telecom’s financial projections indicate that Telecom may be able to recover the tax credits related to the minimum presumed income tax credits of Telecom and Telecom Personal, due to the current macroeconomic environment and uncertainties surrounding Telecom’s and Telecom Personal’s business, the information provided in Telecom’s financial projections is not considered sufficient evidence of the recoverability of its tax credits under the criteria established by SFAS 109. Therefore, for purposes of Telecom’s reconciliation of Argentine GAAP to U.S. GAAP, Telecom has recorded a valuation allowance for the full amount of the minimum presumed income tax credits of Telecom and Telecom Personal as of December 31, 2003 under U.S. GAAP.

Fixed and intangible assets—Estimated useful lives and recoverability

Telecom has significant tangible and intangible assets. The determination of the estimated useful lives of these assets and whether or not these assets are impaired involves significant judgment.

These assets have been depreciated based on their useful lives which is estimated for each class of fixed and intangible assets. Whether the applicable depreciation rates are reasonable must be considered in the context of the deregulation and increased competition which has characterized the Argentine telecommunications market since October 1999.

As a consequence of its review of the useful lives of Telecom’s fixed assets performed in the year 2001 by an independent specialist, Telecom determined that the remaining lives of the copper external wiring and related infrastructure should be extended due to the development of the ADSL (Asymmetric Digital Subscriber Line) technology and the massive deployment of its services during the year 2001. Therefore, Telecom extended the remaining useful life assigned to these assets by 5 years and adopted new depreciation rates and a broader classification for the new assets as of January 1, 2001.

The recoverable value of fixed and intangible assets depends on the ability of these assets to generate sufficient net cash flows to absorb the net book value of these assets during the estimated useful lives of such assets. The management of Telecom periodically evaluates the recoverable value of its fixed and intangible assets by preparing economic and financial projections which provide for alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis that are both probable and conservative.

Argentine GAAP requires Telecom to assess whether the carrying amount of an asset is recoverable by estimating the sum of the undiscounted future cash flows expected to be derived from the asset. If the recoverable amount is less than the carrying amount, an impairment charge must be recognized. The amount of the impairment charge to be recognized should be based on the sum of the discounted future cash flows. This methodology is similar to the methodology provided by SFAS 144 under U.S. GAAP. Telecom analyzed the recoverability of the carrying values of its fixed assets using the methodology required by Argentine GAAP and determined that the value of its fixed assets and intangible assets is recoverable. Changes in Telecom’s current expectations and operating assumptions, including changes in Telecom’s business strategy, technology evolution, and/or changes in market conditions, as well as changes in future cash flow estimates due to, among other things, the outcome of the pending tariff negotiations with the Argentine government, could significantly impact these judgments and require future adjustments to recorded assets.

Intangible assets with indefinite useful life—PCS license

Beginning in year 2002, in accordance with new Argentine accounting standards, Telecom stopped amortizing the value of its PCS license because this license is an intangible asset with an indefinite useful life.

In accordance with Argentine GAAP, Telecom assessed whether the carrying amount of this license is recoverable by estimating the sum of the undiscounted future cash flows expected to be derived from this asset and did not find that the book value of the PCS license to be impaired.

SFAS No. 142, under U.S. GAAP, requires that intangible assets with indefinite useful lives should not be amortized but should be tested for impairment by comparing the asset’s book value to its estimated fair value. Based on Telecom’s assessment of the recoverability of its PCS license, using the methodology required by SFAS No. 142, Telecom concluded that the current book value of the asset is not impaired.

The recoverability of an indefinite life intangible asset such as the PCS license requires Telecom’s management to make assumptions about the future cash flows expected to be derived from such asset. Management’s judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Contingencies

Telecom is subject to proceedings, lawsuits and other claims related to labor, civil and other matters. In order to determine the proper level of reserves relating to these contingencies, Telecom’s management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Telecom’s management consults with internal legal counsel on matters related to litigation and consults with internal and external experts in the ordinary course of business. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. Telecom’s determination of the required reserves may change in the future due to new developments in each matter or changes in Telecom’s method of resolving such matters, such as a change in settlement strategy.

Capitalization of foreign currency exchange differences related to debt for fixed asset acquisitions.

As a consequence of the significant devaluation in the peso during the year 2002, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, or Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, (CPCECABA) issued Resolution No. 3/02, which was subsequently adopted by CNV General Resolution No. 398. This resolution provides that any exchange rate differences arising on or after January 6, 2002 relating to liabilities denominated in foreign currency as of such date must be allocated to the cost of assets for which such liabilities were incurred (for example the assets constructed or refinanced with the proceeds of a debt financing) in accordance with the terms and conditions of the professional standards.

Under CNV General Resolution No. 398, a company may choose to, but is not required to, capitalize foreign exchange differences related to debt for fixed asset acquisitions, as described above. Under the CPCECABA Resolution No. 3/02, however, capitalization of foreign exchange differences related to debt for fixed asset acquisitions was mandatory. Telecom capitalized its foreign exchange differences related to debt for fixed asset acquisitions in accordance with CNV General Resolution No. 398. On July 28, 2003 the CPCECABA issued Resolution CD No. 87/03 which eliminated Resolution No. 3/02. Consequently, since July 29, 2003, Telecom has discontinued the capitalization of foreign currency exchange differences related to debt for fixed asset acquisitions. Under U.S. GAAP, the capitalization of foreign exchange differences related to debt for fixed asset acquisitions is not permitted. See Note 16 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

Significant Accounting Policies

The following accounting policies do not generally require management to make critical estimates and judgments comparable to those described under “Critical Accounting Policies.” However, we believe that a description of these key accounting policies will facilitate an analysis and understanding of our financial statements. The information set forth below should be read in conjunction with the more detailed information regarding our accounting policies set forth in the Notes to our consolidated financial statements, particularly Notes 3, 4, 10 and 12 to our consolidated financial statements as of and for the year ended December 31, 2003.

Accounting for Inflation

Telecom’s consolidated financial statements have been prepared in constant pesos recognizing the effects of wholesale inflation. In July 2002, the Argentine government issued Decree No. 1269/02 establishing accounting for inflation in financial statements. The CNV, through General Resolution No. 415/02, adopted this procedure but it was later discontinued for periods after February 28, 2003. Consequently, Telecom’s audited financial statements as of and for the fiscal year ended December 31, 2003 reflect adjustments for inflation through February 28, 2003. Financial information as of and for the fiscal years ended December 31, 2002 and 2001, the twelve month period ended December 31, 2000 and the fiscal year ended September 30, 1999 has also been restated for comparative purposes based on constant pesos as of February 28, 2003.

Due to the increase in the wholesale price index of 118% in the period of January through December 31, 2002 and 0.7% in the period of January 1, 2003 through February 28, 2003, which is used to determine the adjustment for inflation, the reinstatement of inflation accounting in accordance with Argentine GAAP has had a significant effect on our financial condition and results of operations.

Revenue recognition

Our recording of revenues is described in more detail in Note 4(b) to our consolidated financial statements as of December 31, 2003, and for the years 2002 and 2001.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month. Basic fees are generally billed monthly in advance and are recognized on the month when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided. Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Disclosure of Telecom’s debt

Since some of our creditors have exercised their right to accelerate the maturity of our debt and certain of our notes contain cross default and/or cross acceleration clauses, we have categorized our financial indebtedness as current as of December 31, 2002 and December 31, 2003, except for the debt with the TITAN financial trust of Telecom Personal which was refinanced as indicated in Note 8 to our consolidated financial statements as of and for the year ended December 31, 2003 and certain debt of Núcleo. Our decision to classify this debt as current is based on the creditor’s ability to require payment of these liabilities in the current period although these creditors have not generally sought to do so.

New Accounting Standards

On January 14, 2003, the CNV approved, with certain amendments, RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new RTs reflect the harmonization of Argentine GAAP with International Financial Reporting Standards (IFRS) undertaken by the International Accounting Standards Committee (IASC).

Telecom adopted these new standards early as of January 1, 2002 as permitted by the resolution. The principal changes in valuation and disclosure criteria resulting from the adoption of these new standards are as follows:

•	RT 16 - Framework for the Preparation and Presentation of Financial Statements.

•	In December 2000, the FACPCE issued RT 16, which sets out the concepts that underlie the preparation and presentation of financial statements for external reporting. The purpose of the framework is to assist the board of the FACPCE, preparers and auditors of financial statements, and other interested parties in achieving their aims. The framework does not define standards for any particular measurement or disclosure issue. Nothing in the framework overrides any specific Technical Resolution. Among other things, the framework deals with (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements from which financial statements are constructed; and (d) the concepts of capital and capital maintenance.

•	RT 17 - Overall Considerations for the Preparation of Financial Statements.

•	In December 2000, the FACPCE issued RT 17, which sets out guidelines for the recognition and measurement of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition and measurement of specific transactions and other events is dealt with in other Technical Resolutions.

•	Accounting Measurement of Certain Assets and Liabilities at Their Fair Value. Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities.

•	Loans Arising From Refinancing. RT 17 also establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should be derecognized. RT 17 clarifies that from a debtor’s perspective, an exchange of debt instruments is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

•	PCS License. Telecom also adopted RT 17 provisions, as amended by the CPCECABA, for accounting recognition of indefinite life intangibles. This standard prescribes the accounting treatment for identifiable intangibles after initial recognition. Upon adoption of the standard, amortization of indefinite life intangibles cease. Periodic impairment testing of these assets is now required.

•	RT 18 - Specific Considerations for the Preparation of Financial Statements

•	In December 2000, the FACPCE issued RT 18, which sets out the recognition, measurement and disclosure criteria for specific transactions and other events.

•	Temporary Differences from Translation. In particular, RT 18 prescribes the method used to translate the financial statements of foreign subsidiaries. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities.” A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of Telecom. Telecom’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by the CPCECABA, financial statements were translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

•	RT 19 - Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14

•	In December 2000, the FACPCE issued RT 19.

•	Reclassification of Costs Included in Net Sales. In particular, RT 19 provides for certain specific disclosure provisions related to balance sheet and income statement items in the financial statements. Among others, RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales, i.e. turnover tax, should now be presented as operating costs.

•	Reclassification of Goodwill. Also, RT 19 prescribes that goodwill recorded by consolidated subsidiaries should be disclosed as a separate line item in the balance sheet.

•	RT 19 also amends Technical Resolution No. 8, or RT 8, and establishes that interim balance sheet amounts should be compared to the prior year-end while interim statement of income, changes in shareholders´ equity and cash flow amounts should be compared to the corresponding period of the prior year.

•	RT 20 - Accounting for Derivative Instruments and Hedging Activities

•	Derivative Financial Instruments. In April 2002, the FACPCE issued RT 20, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20, as amended by the CPCECABA, prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

•	As of December 31, 2003, Telecom holds no derivative financial instruments and does not currently engage in hedging activities.

•	RT 21 - Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions

•	In February 2003, the FACPCE issued RT 21, which amends Technical Resolutions No 4 and 5 and introduces certain amendments to other standards. This standard, as amended by the CPCECABA, was adopted by CNV in March 2004. This standard will be effective for fiscal year 2005.

See Note 16 to our consolidated financial statements as of and for the year ended December 31, 2003 for a discussion of the differences between U.S. GAAP and Argentine GAAP.

Years ended December 31, 2003, 2002 and 2001

For purposes of these sections the fiscal years ended December 31, 2003, 2002 and 2001 are called “year 2003”, “year 2002” and “year 2001”, respectively.

As a result of the current political and economic uncertainty in Argentina and the restructuring of our outstanding debt pursuant to the APE, our results of operations presented below for the years ended December 31, 2003, 2002 and 2001 may not be indicative of Telecom’s current financial position or future results of operations and may not contain all of the information necessary to compare our financial position and operating results for the periods presented to previous or future periods. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Risk Factors”.

Our results of operations are prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 16 to our consolidated financial statements as of and for the year ended December 31, 2003.

For the year ended December 31, 2003, Telecom had net income of P$351 million, compared to a net loss of P$4,386 million for the year ended December 31, 2002. The improvement in reported net income was mainly due to net foreign currency gains of P$624 million, compared with a foreign currency loss of P$2,922 million in the year 2002, plus P$376 million of gains arising from the purchase of our indebtedness.

Telecom had consolidated net revenues of P$3,753 million in year 2003 compared to P$4,012 million in year 2002, as the effect of the adjustment for inflation in 2002 offset recovery in demand for services, primarily for cellular services in Argentina. The basic telephony business benefited from cost reductions as well as a higher number of lines in service and increased traffic. The cellular business in Argentina showed signs of improvement as a result of an increase in cellular subscribers, increased minutes of use and an increase in the sale of prepaid cards. The Internet business benefited from an increase in subscribers and in ADSL and dial-up monthly fees. Price increases were implemented for certain services including data transmission.

Telecom has continued to emphasize strong cost controls. Cost of services, general and administrative expenses and selling expenses decreased from P$4,216 million in year 2002 to P$3,646 million in year 2003 as a result of inflation adjustments and cost controls. Cost reductions included lower bad debt expense and decreased management fees for 2003 relating to the Operators’ assistance with specific projects, as described in “—Cost of Services, General and Administrative and Selling Expenses—Management Fees and Fees for Services.” However, costs increased for certain items, such as commissions paid to vendors in the cellular business as a result of higher sales, marketing expenses and interconnection costs. While Telecom reduced its number of employees in the first nine months of 2003 as part of its cost savings plan, salaries and bonuses for unionized and non-unionized employees have recently increased, primarily as a result of the addition in October 2003 of 1,393 employees who had previously worked for us as employees of third-party contractors. Furthermore, as a result of the recovery of demand for services, Telecom expects that it will need to increase its capital and marketing expenditures in order to maintain the quality of its service and its competitive position.

Although the overall economic situation in Argentina showed signs of improvement and stability in 2003, as discussed above, Telecom’s operations continue to be influenced by the pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates).

Net Sales

Detailed below are the major components of net sales for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,			% of Change
	2003	2002	2001	2003-2002	2002-2001
	(P$ millions)			Increase/(Decrease)
Net sales
Voice, data and Internet
Measured service charges	917	1,019	1,794	(10.0)	(43.2)
Monthly basic charges	602	762	1,462	(21.0)	(47.9)
Installation charges	27	20	52	35.0	(61.5)
Public telephone service	168	193	378	(13.0)	(48.9)
International long-distance service	213	260	342	(18.1)	(24.0)
Data transmission	331	368	576	(10.1)	(36.1)
Interconnection revenues	164	172	220	(4.7)	(21.8)
Internet revenues	61	57	69	7.0	(17.4)
Other national telephone services	73	103	238	(29.1)	(56.7)
Wireless telecommunication service	1,163	1,035	1,822	12.4	(43.2)
Directory publishing	34	23	103	47.8	(77.7)

Total net sales	3,753	4,012	7,056	(6.5)	(43.1)

General

During year 2003, net sales decreased approximately 6.5% to P$3,753 million from P$4,012 million in 2002. As discussed above, the decrease in net sales was mainly due to the impact of the adjustment for inflation and our inability to raise tariffs as a result of the freezing of rates after the “pesification” enforced by the Argentine government. These negative factors had a greater impact on our net sales than higher prices charged for data transmission and Internet subscriptions, lower discounts in domestic long distance services and a recovery in demand, particularly in the cellular business in Argentina.

During year 2002, net sales decreased approximately 43.1% to P$4,012 million from P$7,056 million in year 2001. The decrease in net sales was mainly due to the restatement for inflation of the figures as of December 31, 2001 and the freezing of rates after the “pesification” enforced by the Argentine government.

Revenues from Voice, Data and Internet

Measured Service Charges and Monthly Basic Charges

Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Measured service charges also include calls made by customers in order to access the Internet. Most of our customers are billed monthly. Installation charges and monthly basic charges differ for residential, professional and commercial customers.

Revenues from measured service charges and monthly basic charges also include charges for supplementary services (which include call-waiting, call-forwarding, three-way calling, direct inwards dialing, toll-free service and voicemail, among others).

Revenues from traffic (defined as measured service plus monthly basic charges) represented 40.5% of our total net sales for year 2003, compared to 44.4% of our total net sales for year 2002. Revenues from traffic decreased 14.7% to P$1,519 million in year 2003 from P$1,781 million in year 2002. Measured service charges decreased 10.0% to P$917 million in year 2003 from P$1,019 million in year 2002. The decrease was due to the adjustment for inflation of figures as of December 31, 2002. This decrease was partially offset by an increase in revenues from domestic long distance traffic as a consequence of higher traffic. Revenues from local telephony also increased due to higher traffic.

Monthly basic charges decreased 21.0% to P$602 million in year 2003 when compared with year 2002. This decrease was mainly due to the adjustment for inflation of figures as of December 31, 2002. The decrease was partially offset by an increase in revenues from supplementary services. Lines in service as of December 31, 2003 increased to approximately 3,655,859 due to the slight recovery in demand, compared to approximately 3,590,284 as of December 31, 2002. Moreover, monthly charges remained stable after the “pesification” and freeze on rates enforced by the Argentine government on January 6, 2002.

Revenues from traffic represented 44.4% of total net sales for year 2002, compared to 46.1% of total net sales for year 2001. Revenues from traffic decreased 45.3% to P$1,781 million in year 2002 from P$3,256 million in year 2001. Measured service charges decreased 43.2% to P$1,019 million in year 2002 from P$1,794 million in year 2001. This decrease resulted from a reduction in revenues from local and domestic long distance traffic. In addition, the deterioration of the economic conditions in the country had a negative impact on the number of customer lines.

Monthly basic charges decreased 47.9% to P$762 million in year 2002 when compared with year 2001. The decrease was mainly due to a lower average number of lines in service (approximately 377,000 fewer lines were in service in year 2002 compared to year 2001) and a lower number of subscribers of supplementary services.

Installation Charges

During year 2003, installation charges received from new customers increased by 35.0% to P$27 million from P$20 million in year 2002. This increase was primarily due to an increase in the number of lines connected during this period.

During year 2002, installation charges from new customers decreased by 61.5% to P$20 million, from P$52 million in year 2001. The decrease was largely due to the impact of the restatement for inflation of the 2001 figures and a lower number of lines connected (approximately 134,000 lines were connected in year 2002 as compared to 322,000 lines connected during year 2001) but was partially offset by a higher average installation price.

Public Telephone Service

Revenues from public telephone service decreased approximately 13% to P$168 million in year 2003, from P$193 million in year 2002. This decrease was principally due to the impact of the inflation adjustment which had a greater negative impact than the positive impact derived from higher traffic generated by public telephony telecommunications centers, or Telecentros, in year 2003.

Revenues from public telephone service decreased approximately 48.9% to P$193 million in year 2002, from P$378 million in year 2001. This decrease was principally due to the restatement of the year 2001 figures in constant pesos as of February 28, 2003, the lower traffic generated by Telecentros and the lower revenues received from public payphones and telephone cards.

International Long-Distance Service

During year 2003, international long-distance service revenues decreased by approximately 18.1% to P$213 million from P$260 million in year 2002. This decrease was due to the adjustment for inflation of figures for year 2002, which was partially offset by lower discounts for international long distance rates. International long distance represented 5.7% of net sales for the year ended December 31, 2003 and 6.5% of sales for the year ended December 31, 2002.

During year 2002, international long-distance service revenues decreased by approximately 24.0% to P$260 million from P$342 million in year 2001. This decrease was due to the restatement of the year 2001 figures in constant pesos as of February 28, 2003, and lower outgoing traffic which was partially offset by the revenues generated by our subsidiary Telecom USA. International long-distance revenues represented 4.8% of total net sales for the year 2001.

Data Transmission

Revenues generated by the data transmission business decreased 10.1% to P$331 million in year 2003 from P$368 million in year 2002. The decrease was due to adjustments of the December 31, 2002 figures for inflation, partially offset by higher revenues generated by the fixed line networks and the lease of data circuits. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other Internet Service Providers, or ISPs, that access our network. As of December 31, 2003, Internet minutes represented 34% of total traffic measured in minutes transported over our fixed-line network.

Revenues generated by the data transmission business decreased 36.1% to P$368 million in year 2002 from P$576 million in year 2001. The decrease was due to restatement for inflation, partially offset by higher revenues generated by the ground networks and international connectivity. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that access our network. As of December 31, 2002, Internet minutes represented 31% of total traffic measured in minutes transported over our fixed-line network.

Interconnection Revenues

During year 2003, revenues generated by interconnection services, which primarily include access, termination and long-distance transport of calls, decreased 4.7% to P$164 million. The decrease was due to the adjustment for inflation of figures as of December 31, 2002 offset by the CER adjustment to prices of these services.

During year 2002, revenues generated by interconnection services decreased 21.8% to P$172 million. Interconnection revenues generated by fixed interconnection services decreased 25.8% to P$132 million in year 2002 from P$178 million in year 2001. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by 2.4% to P$40 million in year 2002.

Internet Revenues

Revenues generated by Internet subscription fees and Internet-related value-added services increased 7.0% to P$61 million in year 2003 compared to P$57 million in 2002. The effect of adjustment for inflation of figures for year 2002 was offset by an increase in the number of subscribers and an increase in ADSL high-speed access and dial-up monthly fees. As of December 31, 2003, the number of ADSL subscribers reached approximately 44,600 compared to 30,000 as of December 31, 2002. Most of this increase was the result of higher ADSL subscriber growth in the second half of 2003, which increased from approximately 32,000 ADSL subscribers at March 31, 2003, to approximately 35,000 ADSL subscribers at June 30, 2003, to approximately 40,000 ADSL subscribers customers at September 30, 2003, and to approximately 44,600 subscribers at December 31, 2003. Furthermore, Internet dial-up customers reached approximately 155,200 as of December 31, 2003 compared to 147,000 as of December 31, 2002. The number of ADSL connections Telecom provided to other ISPs also increased at a higher rate during the second half of 2003, growing from approximately 15,000 ADSL connections at March 31, 2003, to approximately 19,000 ADSL connections at June 30, 2003, to approximately 22,000 ADSL connections at September 30, 2003, and to approximately 26,000 ADSL connections at December 31, 2003.

Revenues generated by Internet subscription fees and Internet-related value-added services decreased 16.2% to P$57 million in year 2002 from P$69 million in year 2001. The decrease was mainly due to the restatement of figures to adjust for inflation. The decrease was partially offset by an increase in ADSL high-speed access fees. As of December 31, 2002, the number of ADSL subscribers reached approximately 30,000. Furthermore, Internet dial-up customers reached approximately 147,000.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2003, revenues from other national telephone services decreased by approximately 29.1% to P$73 million from P$103 million in year 2002. The decrease was mainly due to the adjustment for inflation of year 2002 figures and a decrease in the lease of lines and circuits.

During year 2002, other national telephone revenues decreased by approximately 56.7% to P$103 million from P$238 million in year 2001. The decrease was mainly due to a decrease in leased lines and circuits and the restatement of year 2001 figures in constant pesos as of December 31, 2002 to adjust for inflation.

Revenues from Wireless Telecommunication Service

During year 2003, revenues from wireless telecommunication service increased by approximately 12.4% to P$1,163 million from P$1,035 million in year 2002. Telecom Personal’s revenues (excluding intercompany revenues) increased 16.9% to P$1,003 million in year 2003 from P$858 million in year 2002. This increase was mainly due to a higher average number of subscribers, higher sales of pre-paid cards, higher calling party pays (CPP) revenues, an increase in revenues due to charges for the termination of calls coming from other cellular operators and the increase in national and international roaming charges. Furthermore, the average revenue per user increased by 28% to P$32 per customer per month for year 2003. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,603,000 as of December 31, 2003, an increase of approximately 413,000 customers, or 19%, as compared to December 31, 2002. Telecom Personal experienced higher subscriber growth in the second half of 2003, increasing from approximately 2,235,000 customers at March 31, 2003 (a 2% increase over December 31, 2002), to approximately 2,254,000 customers at June 30, 2003 (a 0.1% increase over March 31, 2003), to approximately 2,425,000 customers at September 30, 2003 (a 7.6% increase in customers compared to June 30, 2003), and to approximately 2,603,000 customers at December 31, 2003 (a 7.3% increase in customers compared to September 30, 2003).

Telecom Personal’s customer base as of December 31, 2003 was comprised of approximately 2,120,000 prepaid subscribers, representing 81% of the total customer base, and approximately 483,000 contract subscribers, representing the remaining 19% of the total customer base. Núcleo, which provides PCS and cellular services in Paraguay, generated revenues (excluding intercompany revenues) of P$160 million in year 2003, a decrease of 9.6% from P$177 million in year 2002. The decrease was mainly due to the appreciation of the peso against the Paraguayan currency, the guaraní, as Núcleo’s revenues are denominated in Paraguayan currency. Núcleo’s revenues are consolidated in Telecom Personal.

During year 2002, revenues from wireless telecommunication service decreased by approximately 43.2% to P$1,035 million from P$1,822 million in year 2001. Telecom Personal’s revenues (excluding intercompany revenues) decreased 49.2% to P$858 million in year 2002 from P$1,688 million in year 2001. This decrease was mainly due to a lower average number of subscribers during year 2002, lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% to P$25 per customer per month for year 2002. Telecom Personal’s customer base as of December 31, 2002 was approximately 850,000 subscribers for the Metropolitan Area of Buenos Aires (AMBA), 1,279,000 subscribers for the Northern Region and 62,000 subscribers for the Southern Region. Telecom Personal’s total cellular subscribers in Argentina reached approximately 2,191,000 as of December 31, 2002, an increase of approximately 55,000 customers, or 2.5%, as compared to December 31, 2001. Núcleo generated revenues (excluding intercompany revenues) of P$177 million in year 2002, an increase of 32.1% from P$134 million in year 2001. The increase was mainly due to exchange differences and a slight increase in the customer base.

Revenues from Directory Publishing

During year 2003, revenues from telephone directory publishing increased by 47.8% to P$34 million in the year ended December 31, 2003 from P$23 million for year 2002. The increase was mainly due to revenues generated by advertising in the edition of the AMBA directory that was published in the fourth quarter of fiscal year 2003 partially offset by the restatement for inflation of year 2002 figures.

During year 2002, revenues from telephone directory publishing decreased by 77.7% from P$103 million in year 2001. This decrease was due to a decrease in the revenues generated by Publicom’s telephone directory publishing business as a result of lower levels of advertising activity and to the restatement for inflation of year 2002 figures.

Cost of Services, General and Administrative and Selling Expenses

Detailed below are the major components of the cost of services, general and administrative and selling expenses for years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,			% of Change
	2003	2002	2001	2003-2002	2002-2001
	(P$ millions)			Increase/(Decrease)
Cost of services, general and administrative and selling expenses
Salaries and social security	506	587	1,150	(13.8)	(49.0)
Depreciation of fixed assets	1,768	1,980	1,690	(10.7)	17.2
Bad debt expense	11	189	567	(94.2)	(66.7)
Management fees	2	23	231	(91.3)	(90.0)
Fees for services	96	116	215	(17.2)	(46.0)
Interconnection costs	136	141	214	(3.5)	(34.1)
Taxes	256	276	457	(7.2)	(39.6)
Other operating and maintenance expenses	871	904	1,659	(3.7)	(45.5)

Total cost of services, general and administrative and selling expenses	3,646	4,216	6,183	(13.5)	(31.8)

General

Total cost of services, general and administrative and selling expenses decreased by 13.5% to P$3,646 million in year 2003 from P$4,216 million in year 2002. This decrease was principally due to the adjustment of the December 31, 2002 figures for inflation and cost reduction plans implemented by Telecom.

Total cost of services, general and administrative and selling expenses decreased by 31.8% to P$4,216 million in year 2002 from P$6,183 million in year 2001. This decrease was principally due to the restatement of the December 31, 2001 figures for inflation and cost reduction plans implemented by Telecom.

Salaries and Social Security

During year 2003, the amount of salaries and social security charges was approximately P$506 million, representing a 13.8% decrease from the amount of salaries and social benefits incurred in 2002. This decrease was mainly due to the effect of the adjustment of the December 31, 2002 figures for inflation partially offset by an increase in social security contributions on March 1, 2003, extraordinary bonuses and salary increases implemented in September 2003 for unionized and non-unionized employees and an increase in the number of employees due to the addition in October 2003 of 1,393 employees who had previously worked for us as employees of third-party contractors.

For year 2003, salaries and social security payments were approximately 13.5% of net sales. For year 2002, wages and social benefits were approximately 14.6% of net sales.

During year 2002, the amount of salaries and social security payments were approximately P$587 million, representing a 49.0% decrease from year 2001. This decrease was mainly due to the effect of the restatement for inflation of the December 31, 2001 figures and the reduction in labor costs of unionized and non-unionized employees as a consequence of the implementation of the cost reduction plan launched during the previous fiscal year. Additionally, Telecom Personal and Publicom reduced their total number of employees.

Salaries and social security payments were approximately 16.3% of net sales in year 2001.

Depreciation of Fixed Assets

Depreciation is calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after November 8, 1990, the date on which Telecom commenced operations upon the transfer from the Argentine government of the telecommunications system in the Northern Region, are being depreciated over an average of 10 years.

Depreciation expense was P$1,768 million in year 2003 and P$1,980 million in year 2002. Depreciation expense was equal to approximately 47.1% of net sales for year 2003 and 49.4% of net sales for year 2002. The decrease in depreciation expense was due to the end of the amortization period of some assets and to lower depreciation expense related to capitalized foreign currency exchange differences from financial indebtedness incurred to acquire these assets. The increase in depreciation as a percentage of net sales was due to a decrease in net sales in 2003 compared to 2002.

Depreciation expense was approximately P$1,980 million in year 2002 and P$1,690 million in year 2001. Depreciation expense was equivalent to 49.4% of net sales for year 2002 and 24.0% of net sales for year 2001. The increase in depreciation expense in year 2002 compared to year 2001 was primarily due to the effects of capitalized foreign currency exchange differences originated by financial indebtedness and the amortization of the new assets used in cellular and data transmission activities during year 2002.

Bad Debt Expense

During year 2003, bad debt expense decreased 94.2% to P$11 million from P$189 million in year 2002. This decrease was mainly attributable to a lower level of bad debt expense related to the fixed line business as the number of customer lines in service decreased as a consequence of the crisis in year 2002, and as customers with weaker credit have discontinued our service and to improved collection methods for past due accounts. This decrease is also the result of the inflation adjustment of the figures for the year ended December 31, 2002.

During year 2002, bad debt expense decreased 66.7% to P$189 million from P$567 million in year 2001. This decrease was due to the restatement of the December 31, 2001 figures for inflation and the decrease in customer lines (as a result of the economic crisis), mainly in the residential segments.

Management Fees and Fees for Services

Management fees for services provided by the Operators pursuant to the Management Agreement (as described under Item 4: “Information on the Company—History”) for year 2003 were approximately P$2 million compared to P$23 million in year 2002 representing a reduction of 91.3%. This reduction was a result of the suspension of the payment of the management fee beginning April 1, 2002.

Management fees for year 2003 represent fees paid to the Operators in exchange for the services of task forces comprised of specialized personnel provided to Telecom by the Operators at Telecom’s request in order to assist with specific projects.

Management fees provided by the Operators in year 2002 were approximately P$23 million. Management fees paid directly to the Operators decreased 90.0% in year 2002 in comparison to year 2001, mainly as a result of a decrease of the management fee from 3% to 1.25% of net sales for the first three months of year 2002 and a suspension of the payment of the management fee beginning April 1, 2002.

Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$96 million for year 2003 and P$116 million for year 2002. This decrease was due to the effect of adjustment for inflation of December 31, 2002 figures, partially offset by higher fees related to information systems. For year 2003, these fees include P$4 million of fees paid to the Operators under the Management Agreement as compensation for the services of highly qualified personnel that the Operators provided to Telecom at Telecom’s request. Such amounts were charged based on hours of service at international market rates for such services.

Other fees for various services, such as legal, security and auditing services, including fees relating to the debt restructuring process that were incurred in and paid in 2002, and other management services, totaled approximately P$116 million for year 2002 and P$215 million for year 2001. For fiscal year 2002, these fees include P$4 million of fees paid to the Operators under the Management Agreement as compensation for the services of highly qualified personnel provided by the Operators to Telecom at Telecom’s request. These amounts were charged to Telecom based on the number of hours of service provided at the international market rate for such services.

Interconnection Costs

During year 2003, Telecom recorded P$136 million in interconnection costs compared with P$141 million of interconnection costs recorded in year 2002. This decrease was primarily due to the effects of the adjustment of the 2002 figures for inflation, offset by higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services and based on the CER adjustment.

During year 2002, Telecom expensed P$141 million in interconnection costs compared with P$214 million in year 2001. This decrease was primarily due to the effects of restatement for inflation which was offset by higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services.

Taxes

Expenses related to taxes decreased 7.2% to P$256 million in year 2003 from P$276 million in year 2002. This decrease was mainly due to the effects of the adjustment of the 2002 figures for inflation and a portion of a tax on checking account transfers that was transferred to customers and was offset by an increase in the turnover tax charge in the fixed telephony and the cellular business as a consequence of the increase in sales for these units and an increase in the turnover tax rate for the cellular business. Such tax is calculated based on not adjusted for inflation figures.

Expenses related to taxes decreased 39.6% to P$276 million in year 2002 from P$457 million in year 2001. This decrease was mainly due to the effects of the restatement of 2002 figures for inflation and was offset by an increase resulting from the reclassification of tax on bank withdrawals and deposits and the increase in turnover taxes and taxes on real property and land rights in certain jurisdictions.

Other Operating and Maintenance Expenses

Other operating and maintenance expenses decreased 3.7% to P$871 million in year 2003 from P$904 million in year 2002. This decrease was due to the effect of the restatement for inflation of the figures as of December 31,

2002. Other operating and maintenance expenses also decreased as a result of lower maintenance expenses in basic telephony services, partially offset by an increase in material and supplies costs due to a higher number of lines installed. These cost decreases were partially offset by higher advertising costs, as we have increased our marketing efforts for cellular, ADSL and GSM services as a result of greater competition in these areas, despite other decreases in promotional and institutional advertising campaign expenses pursuant to our cost control plan. In year 2003, we also incurred higher costs of maintenance on submarine cables and hardware due to increased costs for components of imported materials.

Other operating and maintenance expenses decreased 45.5% to P$904 million in year 2002 from P$1,659 million in year 2001. This decrease was mainly due to the effect of the restatement of the figures for the year ended December 31, 2001 for inflation, a decrease in material and supplies costs resulting from a reduction in the number of lines installed and lower maintenance costs related to basic telephony service. Costs relating to advertising also decreased as we have decreased media advertising and promotional and institutional advertising campaign expenses as part of our cost control plan. These decreases were partially offset by higher costs of maintenance on submarine cables and hardware due to increased costs for components of imported materials.

Other (Net)

Other (Net) includes financial results, other income and expenses (net) and gains and losses from equity interests.

Financial Results, Net

During year 2003, Telecom recorded a net financial gain of approximately P$48 million compared to a net financial loss of approximately P$5,302 million in year 2002. This change is mainly due to the foreign currency exchange differences realized as a result of the appreciation of the peso in year 2003 compared to the devaluation of the peso in year 2002.

During year 2002, Telecom recorded a financial loss of approximately P$5,302 million compared to a financial loss of approximately P$507 million in year 2001. This increase in financial loss is mainly due to a loss of P$3,820 million in 2002 from currency exchange differences as a result of the peso devaluation. This loss was only partially offset by the higher capitalization of foreign currency exchange differences relating to fixed assets acquisitions of P$898 million. Furthermore, the interest on liabilities increased by P$244 million due to the deterioration of the value of the peso. Lastly, we recorded a loss of P$1,164 million in 2002 relating to the inflation effect on monetary assets and liabilities.

Other Expenses (Net)

Other expenses (net) includes severance payments and provisions for lawsuits.

For year 2003, other expenses (net) decreased to approximately P$168 million from approximately P$176 million in year 2002. The increase was mainly due to costs incurred to increase our reserves for lawsuits and contingencies and higher severance and termination costs. The increase in these costs was partially offset by the adjustment for inflation.

During the years ended 2003 and 2002, approximately P$75 million and P$48 million of other expenses (net), respectively, related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

For year 2002, other expenses (net) increased to approximately P$176 million from P$130 million in year 2001. The increase in this expense was mainly a result of costs incurred to increase our reserves for lawsuits and contingencies and our write-off of cellular handsets provided without charge to customers entering into cellular leases. These cost increases were partially offset by lower severance payments.

During 2001, approximately P$84 million of such expenses represented severance payments to employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

Net Income

For year 2003, we recorded net income of approximately P$351 million, compared to a loss of P$4,386 million in year 2002. The improvement in reported net income was mainly due to net foreign currency gains of P$624 million in 2003 compared to a net loss of P$2,922 million in 2002 plus P$376 million of gains arising from the purchase of our indebtedness.

For year 2002, we recorded a net loss of approximately P$4,386 million, compared to a net income of P$100 million in year 2001. This decrease was mainly due to the deterioration of the macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso and the effects of the inflation adjustment. Our inability to increase regulated tariffs after the Argentine government’s “pesification” of such tariffs at the rate of US$1.00=P$1.00, the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services) and the declines in both traffic and average revenue per user in the cellular business also had an negative impact on net income.

Foreign Currency Fluctuations

Exchange Rate Exposure.

Telecom estimates, based on composition of its balance sheet as of December 31, 2003, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$280 million of its consolidated financial indebtedness. However, the actual amount of variation will depend on the amount of debt in various currencies issued pursuant to the restructuring, assuming it is completed. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies. See Item 11: “Quantitative and Qualitative Disclosures About Market Risk.”

U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net loss or income for the years ended December 31, 2003, 2002 and 2001 and the amount of total shareholders’ equity as of December 31, 2003, 2002 and 2001. For more detail see Note 16 to the consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001.

The principal differences between Argentine GAAP and U.S. GAAP are the following:

•	the treatment of foreign-currency transactions as of December 31, 2001;

•	the impact of foreign currency translation;

•	the accounting for capitalization of foreign currency exchange differences;

•	the accounting for restructuring and repurchase of debt;

•	the accounting for derivative financial instruments;

•	other adjustments as inventories, present-value accounting and equity gain (loss) on related companies;

•	the tax effects and minority interest on U.S. GAAP adjustments described above; and

•	the valuation allowance of tax credits on minimum presumed income tax.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 16 to our consolidated financial statements as of December 31, 2003, 2002 and 2001.

Net income or loss under Argentine GAAP for the years ended December 31, 2003 and 2002 was a net income of approximately P$351 million and a net loss of approximately P$4,386 million, respectively, as compared to a net income of approximately P$485 million and a net loss of approximately P$1,653 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2003 was P$1,168 million, as compared to P$456 million under U.S. GAAP.

Additionally, net income (loss) under Argentine GAAP for the years ended December 31, 2002 and 2001 was a net loss of approximately P$4,386 million and a net income of approximately P$100 million, respectively, as compared to a net loss of approximately P$1,653 million and a net loss of approximately P$3,501 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2002 and 2001 was P$817 million and P$5,203 million, respectively, as compared to P$(10) million and P$1,469 million, respectively, under U.S. GAAP.

Recently issued U.S. GAAP accounting pronouncements

In May 2003, the FASB issued SFAS No. 150 (“SFAS 150”), “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Telecom has adopted the provisions of SFAS 150, which did not have an impact on Telecom’s financial position or results of operations. The classification and measurement provisions in paragraphs 9, 10 and 22 of SFAS 150 are deferred for an indefinite period for certain mandatorily redeemable non-controlling interests in subsidiaries with finite durations. Telecom will continue to evaluate the impact of SFAS 150, if any, and any further classifications that may result from SFAS 150.

Telecom currently applies the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” to account for revenue arrangements with multiple deliverables. These arrangements include transactions such as the sale of wireless service with an accompanying handset. In November 2002, the Emerging Issues Task Force (“EITF”)reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which affects revenue arrangements entered into by Telecom after January 1, 2004. Issue No. 00-21 requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria, and generally requires that arrangement consideration be allocated among the separate units of accounting based on their relative fair values. Revenue recognition is then considered separately for each unit of accounting. Telecom is currently assessing the impact of Issue No. 00-21 on its financial statements.

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”),“Consolidation of Variable Interest Entities, an Interpretation of ARB 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46 R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46 R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after December 31, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46 R in 2004 will not have a material impact on its financial position or results of operations.

Liquidity and Capital Resources

Sources and Uses of Funds

Historical. Historically, our sources of liquidity have been cash flow from operations and long-term borrowings. In the past, we maintained high levels of liquidity as a way to reduce debt-refinancing risks and provide flexibility during difficult market conditions caused by the volatility to which our business is subject. However, our limited financing alternatives were curtailed after December 2001 when the Argentine government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001, our ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine government’s imposition of transfer restrictions on payments of foreign financial obligations. We do not expect to have access to bank credit or the financial markets either internationally or in Argentina unless our proposed APE is consummated.

In the second quarter of 2002, we announced the suspension of principal and interest payments on all of our financial debt obligations, including those of our subsidiaries in Argentina. As a result of these developments, as of December 31, 2003, Telecom and its subsidiaries, including Núcleo, have failed to make an aggregate of approximately US$1,937 million of scheduled principal payments on their financial indebtedness and have defaulted with respect to such financial indebtedness.

Net cash flow from operating activities was approximately P$2,015 million during year 2003. Net cash used in investing activities was approximately P$345 million during year 2003. For year 2003, cash flows used in financial activities were approximately P$768 million. Net cash flow from operating activities was approximately P$1,667 million during the year ended December 31, 2002. Net cash flow used in investing activities was approximately P$312 million during the year ended December 31, 2002. For the year ended December 31, 2002 cash used in financial activities was approximately P$470 million.

As of December 31, 2003, Telecom and its consolidated subsidiaries had approximately P$2,216 million in cash and cash equivalents and also had approximately P$58 million of government bonds, P$193 million of deposits with original maturities of more than three months which includes P$18 million related to Núcleo’s escrow account, which has been segregated for purposes of satisfying its debt obligations. There are P$11.2 million related to cash restricted for use in connection with legal proceedings classified in “Other Receivables” on the Company’s balance sheet.

Following the APE. Following consummation of our proposed APE, we expect that our principal source of liquidity will be cash flow from operations. Our principal uses of cash are expected to be debt service requirements of the notes, including scheduled debt service and mandatory prepayments, and capital expenditures, to the extent permitted by the terms of the notes. Due to the limitations on indebtedness and other restrictions to be contained in the notes, we do not expect to be able to access the capital markets to a significant degree in the near term.

We currently expect that cash on hand and cash from operations will be sufficient to operate our business until the notes are issued and meet our financial obligations related to the restructuring. We will also require an additional the equivalent of US$25 million in cash to fund remaining costs of the restructuring, including administrative costs of the exchange of outstanding debt once the APE is approved, regulatory and filing fees for the notes and legal and advisory fees in connection with the APE and the restructuring. In addition to these obligations and our operating cash requirements, we will also require cash to fund capital expenditures. Although we currently believe that we will have sufficient cash to meet our cash obligations related to the restructuring, our operating cash requirements and our cash requirements for capital expenditures, this belief is based on certain assumptions, including macroeconomic assumptions which involve factors that are not within our control and is therefore subject to certain risks and uncertainties.

We currently expect that the successful completion of the proposed APE will result in a level of debt that we are capable of servicing with cash from operations. This belief is based on a number of assumptions about macroeconomic factors that will effect key components of our business, including, without limitation: an exchange rate of Argentine pesos to U.S. dollars in the range of P$3.00 to P$5.00 per US$1.00 for the term of the notes; lower rates of inflation for the term of our notes than those experienced in 2002, declining to the range of 8% to 12.8%

beginning in 2005 and thereafter; ultimate tariff adjustments for basic charges, measured service charges and other rates for our services relative to inflation and moderate growth in Argentine real gross domestic product. After completion of the APE, we expect that its cash flow in peso terms will increase annually at a slightly lower rate than its net revenues as a result of pressure on margins and increased capital expenditures. In developing its restructuring proposal, Telecom analyzed the amount of cash flow that it believed would be available to satisfy its debt service obligations under the notes. In estimating its future cash flows that will be available for debt service, Telecom considered the impact of its expected growth in revenues, proportionately higher increase in operating costs and resulting decreased operating margins; capital expenditures that are expected to reach 15% of net sales (excluding Telecom Personal and its subsidiaries) on average over the 2004-2011 period; the estimated amount of costs required for severance payments and taxes and expected growth in accounts receivable. Because Telecom’s principal sources of cash are generated in pesos, its ability to service debt denominated in other currencies will depend on the evolution of exchange rates between the peso and other currencies (principally the U.S. dollar and the euro).

We have made assumptions that we believe are conservative because these macroeconomic assumptions involve factors that are not within Telecom’s control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Actual results may differ materially from those assumptions described above as a result of various factors.

Debt Service

Historical. As of December 31, 2003, Telecom had approximately the equivalent of P$10,082 million of consolidated outstanding financial indebtedness which consisted of:

•	Approximately the equivalent of P$4,912 million aggregate principal amount of notes issued under its medium term note programs, which we refer to in this “Liquidity and Capital Resources” section as the “medium term notes.” The medium term notes were issued in eight separate series and bear interest at rates ranging from 3.6804% (6 month EURIBOR plus 1.50% as of December 31, 2003) to 12%. The originally scheduled maturity dates of the medium term notes range from 2002 to 2008. See Note 8 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003 for additional information regarding each series of medium term notes.

•	Approximately the equivalent of P$4,319 million aggregate outstanding principal amount of debt, which we refer to in this “Liquidity and Capital Resources” discussion as the credit facility debt, owed to financial institutions relating to working capital loans, debt issuances and trade financings with originally scheduled maturities ranging from 2002 to 2016.

•	Approximately the equivalent of P$747 million aggregate accrued but unpaid interest on the medium term notes and credit facility debt and approximately the equivalent of P$104 million for penalty interest.

As a result of the default on principal and interest referred to above, lenders of Telecom’s financial indebtedness have the right to accelerate the maturity of such indebtedness and to demand payment of the full amounts payable under their respective notes. All of Telecom’s financial indebtedness has been classified as current debt on our December 31, 2003 and 2002 balance sheets (except for amounts relating to Telecom Personal’s debt with the TITAN financial trust which has been refinanced as indicated in Note 8 to our consolidated financial statements as of and for the year ended December 31, 2003 and certain debt of Núcleo).

In March 2004, Telecom Personal received a payment request from the TITAN financial trust in connection with a past due amount corresponding to US$0.2 million relating to Telecom Personal’s debt with the TITAN financial trust. Telecom Personal did not pay this amount because of the suspension of principal and interest payments on its outstanding debt. Once the grace period on this past due amount expired, the trustee for the TITAN financial trust issued a notice of acceleration to Telecom Personal requesting that all amounts owed to the TITAN financial trust become immediately payable. As a result of this notice of acceleration, Telecom Personal classified this debt as current at a nominal value.

In addition to the financial indebtedness described above, in connection with Telecom Personal licenses to render PCS services, Telecom has granted sureties on promissory notes issued by Telecom Personal to the order of the SC:

•	for US$22.5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

•	together with Telefónica de Argentina S.A. on a promissory note issued by Miniphone S.A., for P$15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

•	together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Telecom Personal for P$30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

Telecom Personal has submitted a report to the SC stating that it has complied with its obligations under the licenses and notes, requesting the release of these promissory notes. Telecom Personal currently expects that once the SC has reviewed its report, the performance guarantees issued to ensure Telecom Personal’s compliance will be released. However, Telecom Personal cannot provide any assurance of this release as the SC has denied prior requests.

Following the APE. If the APE is implemented, the amount of our restructured financial indebtedness and the scheduled interest payments and mandatory amortization obligations for our financial indebtedness outstanding after the restructuring will depend on the elections of participating holders and the decision of the reviewing court with respect to the treatment of the non-participating holders. Based on the assumptions of the management of Telecom, Telecom expects that it will have P$5,277 million of unconsolidated indebtedness after giving effect to the APE.

The terms of the notes included in our restructuring proposal contain a number of restrictive covenants that will, among other things, limit Telecom’s ability and the ability of Telecom’s restricted subsidiaries (including Telecom Personal) to incur indebtedness; create or permit liens on property or assets unless the notes are equally and ratably secured; sell assets and/or make capital expenditures in excess of permitted capital expenditure amounts. Under the APE, Telecom will agree to comply with most of the covenants under the new notes prior to the issuance date of the notes.

The proposed terms of the notes will also contain a mandatory prepayment provision pursuant to which if there is any “excess cash”, then Telecom will be required to use such excess cash for specified purposes, including prepayments of the notes.

The loans expected to be issued by Telecom Personal if its restructuring is successful are expected to contain similar restrictive covenants and a similar cash sweep provision, which will limit Telecom Personal’s ability to transfer cash and/or other assets to Telecom and Telecom’s other subsidiaries.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom’s ability to borrow if the ratio of Telecom’s total liabilities to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. Telecom’s ratio of total liabilities to shareholder’s equity has exceeded this amount since March 2002 and Telecom expects its ratio to exceed this amount after the APE is completed.

Capital Expenditures

Telecom estimates that its consolidated capital expenditures for the 2004 fiscal year will be approximately P$395 million, primarily to improve fixed-line service quality, invest in the expansion of ADSL service coverage and capacity and for Telecom Personal to invest in technological upgrades to expand its GSM network. Telecom’s notes will limit its and Telecom Personal’s ability to make capital expenditures. See “Description of the Notes—Certain Covenants of Telecom—Limitation on Capital Expenditures” and “Risk Factors—Telecom’s business operates in a competitive environment which may result in a reduction in its market share in the future.” Telecom expects that for so long as the notes restrict the amount of its capital expenditures it will invest the maximum amount permitted under the terms of the notes. In order to remain competitive, Telecom expects that it will need to invest larger amounts in capital expenditures in the longer term. Telecom expects to finance its capital expenditures through cash generated through operations and therefore its ability to fund these expenditures is dependent on, among other things, its ability to generate sufficient funds internally. The freezing of rates also impacts Telecom’s ability to generate sufficient funds for capital expenditures because the cost of imported materials has increased in peso terms. See Item 4: “Information on the Company—Capital Expenditures.”

Related Party Transactions

Telecom has entered into certain transactions with its direct shareholder Nortel and its indirect shareholder Telecom Italia under the Management Agreement and in the ordinary course of business. For a description of these transactions see “Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

The rate of turnover tax depends on the jurisdiction in which the revenue is generated and ranges from 2% to 6%. Until December 31, 2001, the amount of this tax was included in our income statements as a deduction from net revenues. Since December 31, 2002, this tax has been included in our income statements as part of the cost of services provided, therefore, the comparative figures for previous periods have been reclassified accordingly.

In compliance with CNT General Resolution No. 2345 which was issued in November 1994, or “Resolution 2345,” on November 28, 1994, as a result of the reduction in turnover taxes for the period from January 1991 through December 1994, Telecom deposited P$2.8 million in a special account for reimbursement of certain turnover taxes previously paid by federal district customers. General Resolution No. 2345 also established that the CNT should determine the method for reimbursing such clients.

In March 1996, the CNT issued General Resolution No. 86/96, or “Resolution No. 86/96,” which provided the method for reimbursing clients and established that the total amount to be reimbursed was P$5.6 million in principal and P$12 million in interest. Resolution No. 86/96 required Telecom to reimburse an additional P$2.8 million of principal and pay interest on this principal amount for the fourteen month period between the issuance of Resolution 2345 and Resolution 86/96.

Telecom has analyzed the CNT’s calculations used to determine the amount that it is required to reimburse and believes that the amount that it should reimburse to customers in the federal district is substantially lower. On March 1, 1996, Telecom filed an administrative appeal of Resolution No. 86/96 with the CNT. While this appeal is pending, Telecom has complied with Resolution No. 86/96 and has returned a total of P$17.6 million to customers in the federal district based on the amount of tax charged on bills issued and due after April 1, 1996.

Income Tax

Telecom’s income tax rate is currently 35% of taxable income. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net income than the methodology used for the preparation of our financial statement under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine taxable income from our income statements. For instance, some deductions from income normally accepted for accounting purposes must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP.

Dividends paid by Telecom which exceed the difference between Argentine GAAP income and taxable income computed as provided in the tax regulations are subject to income tax at a rate of 35%.

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso may only be deducted at a rate of 20% per fiscal year.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of Telecom’s outstanding loans, Telecom is required to reimburse its foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. Previously, the withholding rate was 35% (53.8462% with gross up) if the lender did not meet the aforementioned requirements. However, Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, amended the requirement that a lender must be located in a jurisdiction that has adopted the Banking Supervision Standards of the Basle Committee. Under Law No. 25,784, the 15.05% withholding rate currently also applies to lenders who are banks or financial entities located in jurisdictions that are neither void nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Further, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. Interest payments on obligaciones negociables that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments. The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in question is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to in this residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, Telecom’s deduction of interest expenses was limited because it was not able to satisfy the conditions required in order to deduct the remaining 60% of the interest expense. Argentine Law No. 25,784 modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments.

Tax on Minimum Presumed Income

Telecom pays an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of Telecom’s assets. The value of Telecom’s assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a ten year period. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for years 2002 and 2003.

Tax on Company Indebtedness

Argentine Law No. 25,063, which was abolished as of July 1, 2002, imposed a tax on company indebtedness. The tax applied to interest and financial costs of the following obligations which are deductible for income tax purposes:

•	commercial paper, or obligaciones negociables, issued under Argentine Law No. 23,576,

•	loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526, and

•	loans granted to companies by individuals.

The tax rate was originally 15% on interest and fees in the case of commercial paper issued under Argentine Law No. 23,576 and loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526. Subsequently, the tax rate was reduced as follows:

Date of Reduction	Tax Rate
January 1, 2001	10%
July 1, 2001	8%
October 1, 2001	6%
January 1, 2002	4%
April 1, 2002	2%

The tax on commercial paper issued under Argentine Law No. 23,576 and loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526 was originally limited to a maximum of 2.25% of the principal amount of debt, however, this limit was reduced to 1.5% of the principal amount of the debt as of January 1, 2001, 1.20% of the principal amount of the debt as of July 1, 2001, 0.90% of the principal amount of the debt as of October 1, 2001, 0.60% of the principal amount of the debt as of January 1, 2002 and 0.30% of the principal amount of the debt as of April 1, 2002.

In the case of loans granted to companies by individuals, the tax rate was originally 35% of the principal amount of debt but was reduced as follows:

Date of Reduction	Tax Rate
January 1, 2001	25%
July 1, 2001	20%
October 1, 2001	15%
January 1, 2002	10%
April 1, 2002	5%

The issuer of commercial paper or the borrower from financial entities or individuals as the case may be, was liable for the payment of the tax. With certain limitations, the tax amount paid was treated as a tax credit that could be applied against the income tax or the minimum assumed income tax, if any, corresponding to the same year.

During year 2003, Telecom did not charge any tax on company indebtedness to income, compared to a charge of P$4 million to income during year 2002 as a result of the tax on its indebtedness. During year 2001, Telecom charged P$15 million to income.

Value Added Tax (VAT)

VAT does not have a direct impact on Telecom’s results of operations. VAT paid by Telecom to its suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The import of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes, or responsables inscriptos, is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

The burden of paying VAT is borne by the Argentine taxpayer.

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts opened in Argentine financial entities and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate was originally 0.25% of the transaction. Beginning on May 3, 2001, the rate was increased to 0.4%, and in certain situations it has increased to 0.8%. Since August 1, 2001, the tax rate has been 0.6% of the transaction volume.

From May 3, 2001 to July 31, 2001, 37.5% of the tax paid could be used as a tax credit against income tax, VAT and the tax on minimum presumed income. From July 31, 2001 until February 18, 2002, the creditable portion of the tax was increased to 58%. As of February 18, 2002, this credit is no longer available.

During year 2003, Telecom and its subsidiaries charged P$36 million against income as a result of this tax. During year 2002, Telecom charged P$46 million against income as a result of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized Telecom to increase the basic telephony services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 will be included in the tariff renegotiation process.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be utilized as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law 25,585, which was passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, and applies as of December 31, 2002, imposes a tax on shares of stock corporations, such as the ADSs and the Class A, B and C Shares, or equity interests in companies regulated by the Argentine Companies Law if the equity interests are owned by individual holders and/or undivided estates of the equity interests (regardless of whether domiciled within Argentina or in a foreign country). This tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock corporations, such as Telecom’s ADSs and the Class A, B and C Shares, and/or equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Telecom is required to pay this tax on behalf of the holders of its ADSs, Class A, B and C shares. Telecom has the right to obtain the refund of the amounts paid, even if this requires holding and/or foreclosing the property on which the tax is due, but to date no effective procedures have been developed to collect from Telecom’s shareholders the amount of this tax paid on their behalf. Therefore, as a practical matter, until such a mechanism is developed, the payment of this tax will constitute an additional expense for Telecom.

The tax rate applied is 0.50%. This tax is computed based on the value of Telecom’s shareholders’ equity as stated on the most recent balance sheet of the company as of December 31.

On January 22, 2004, Telecom requested from its holders as of December 31, 2002 of Class B shares and ADSs the reimbursement of the Tax on Personal Property from those holders who were eligible for reimbursements of P$100 or more. As of March 31, 2004, holders of Class B shares reimbursed Telecom for approximately P$9,095 and holders of ADSs had reimbursed Telecom for approximately US$922. Telecom expects that a substantial part of the remaining tax amount that is not reimbursed will result in an additional expense for Telecom.

Other Taxes and Levies

Telecom is subject to a levy of 0.5% of its monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in Telecom’s income statement within “other operating and maintenance expenses.”

Law No. 25,239 imposes a tax of 4% of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.1677%.

Since the beginning of year 2001, telecommunication services companies have been required to pay a universal service tax to fund universal service requirements. The universal service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the universal service tax. The rate is 1% of total billed revenues.

Since the rates for their services are generally not regulated, as a result of increasing tax burdens on cellular operators, Telecom Personal and other Argentine cellular operators decided to include a special charge in their customers’ bills which reflects the impact of these regulatory taxes. However, pursuant to General Resolution No. 279/01, the SC prohibited cellular operators from billing this special charge. Telecom Personal has filed an administrative appeal objecting to the application of General Resolution No. 279/01. As of the date of this annual report, this appeal is still pending.

Contractual Obligations

Commercial Debt and other Obligations

As of December 31, 2003 and December 31, 2002, Telecom had unconsolidated commercial obligations (which include account payables, intercompany and related party accounts payable, obligations to pay taxes, salaries and social security payments (including obligations to any federal, provincial or municipal tax or social security authorities), reserves and other liabilities) of the equivalent of P$653 million and P$607 million, respectively. Telecom plans to meet its commercial obligations out of its cash flow in pesos. Telecom’s ability to meet these obligations will depend on the generation of sufficient cash flow and, in the case of commercial obligations denominated in currencies other than pesos, Telecom’s ability to transfer funds outside of Argentina, a stable exchange rate between the applicable currency and the peso and the availability of foreign exchange. Telecom’s ability to pay these commercial obligations will also depend on the treatment of these obligations by the APE reviewing court.

Telecom’s consolidated liabilities and purchase commitments as of December 31, 2003 were as follows:

	Past Due		2004	2005	2006	2007	2008	After 2008	Total
	(in millions of Argentine pesos)
Loans	$9,991	(1)	$5	$3	$4	$3	$64	$12	$10,082
Accounts payable	—		451	—	—	—	—	—	451
Salaries and social security payable	—		77	12	9	4	2	3	107
Taxes payable	—		151	—	—	—	—	—	151
Other Liabilities	—		25	1	2	2	2	32	64

Total	$9,991		$709	$16	$15	$9	$68	$47	$10,855	(2)

(1)	Includes P$4,315 million debt that is subject to acceleration at the option of the holders.
(2)	In addition, as of December 31, 2003, we had reserves for contingencies of P$225 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of Telecom is vested in the Board of Directors. Our bylaws provide for a Board of Directors consisting of no fewer than three and no more than nine directors and up to the same or a lower number of alternate directors. Telecom currently has six directors and six alternate directors. Throughout most of 2003, Telecom had two independent directors. As from December 19, 2003, three directors are independent. On December 19, 2003, one alternate independent director was also appointed. As from April 29, 2004, there are two alternate independent directors. In order to be independent, a director must neither be employed by, nor affiliated with, Telecom, Nortel, the Telecom Italia Group or the W de Argentina - Inversiones. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve renewable one fiscal year terms.

Because a majority of shares are owned by Nortel, Nortel as a practical matter may have the ability to elect the majority of directors and alternate directors. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

The directors and alternate directors of Telecom as of the date of this annual report (and as ratified by the annual shareholders meeting held on April 29, 2004) are as follows:

Name	Position	Date Director became a Member of the Board
Amadeo Ramón Vázquez	Chairman of the Board of Directors	November 18, 2002
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Oscar Carlos Cristianci	Director	December 19, 2003
Alberto Yamandú Messano	Director	November 18, 2002
Raúl Antonio Miranda	Director	December 19, 2003
Julio Pedro Naveyra	Director	April 29, 2004
Guillermo Alberto Brizuela	Alternate Director	December 19, 2000
Ignacio Abel González García	Alternate Director	April 29, 2004
Adrián Werthein	Alternate Director	December 19, 2003
Osvaldo Canova	Alternate Director	December 19, 2003
Franco Alfredo Livini	Alternate Director	January 30, 2002
Luis María Gómez Iza	Alternate Director	April 29, 2004

Amadeo Ramón Vázquez is a graduate in law and political science. He has been a director of Telecom since 2002. Formerly he was an independent director of several financial institutions and companies. He is also a director and President of the Audit Committee of Tenaris S.A. (Luxembourg) and Director and member of the Audit Committee of Gas Natural Ban S.A. He was born on January 25, 1942.

Gerardo Werthein is a veterinarian. He is also President of Caja de Seguros S.A. and Director of Sofora and Telecom Personal S.A. He is affiliated with the Werthein Group. He was born on December 3, 1955.

Oscar Carlos Cristianci is an accountant. He is also President of Sofora and Director of Nortel Inversora S.A., Telecom Personal S.A. and Publicom S.A. He was born on September 27, 1942.

Alberto Yamandú Messano is an economist. He is also President of Nortel Inversora S.A., Telecom Personal S.A. and of Publicom S.A. He was born on September 30, 1950.

Raúl Antonio Miranda is an accountant. He is an independent director. He is also president of Capital Assets Managers S.A. and member of the Supervisory Committee of Caja de Valores S.A. He was born on July 25, 1950.

Julío Pedro Naveyra is an accountant. He is an independent director. He is also Director of Telecom Personal S.A., Publicom S.A., Gas Natural Ban and Petrolera del Conosur. He is also a member of the Supervisory Committees of La Nación S.A., Transener and Supermercados Makro. He was born on March 24, 1942.

Guillermo Alberto Brizuela is an economist. He is the controller for South America of Telecom Italia Argentina. He is also an alternate director of Sofora, Micro Sistemas, Núcleo, Telecom Personal and Publicom. He was born on January 15, 1968.

Ignacio Abel González Garcia is an accountant. He is an independent alternate director. He is an Alternate Director of the Company. He is a Director of Transistemas S.A. and an alternate director of Telecom Personal S.A. and Publicom S.A. He is also a member of the Supervisory Committees of La Nación S.A. and Sociedad Anonima Importadora y Exportadora de la Patagonia. He was born on April 23, 1944.

Adrian Werthein is an accountant. He is affiliated with the Werthein Group. He is also Vice President of Caja de Seguros S.A., Sofora and Telecom Personal S.A. He was born on January 18, 1952.

Osvaldo Canova is an accountant. He is an independent alternate director. He is a member of the Boards of Fundación Fleni and Fundación Pent. He was born on December 8, 1934.

Franco Alfredo Livini is an engineer. He is President of Pirelli Argentina. He is also a director of Pirelli Cables, Pirelli Neumáticos, Sofora Telecomunicaciones, Telecom Personal and Publicom. He is an alternate director of Nortel and Telecom. He was born on December 10, 1928.

Luis María Gómez Iza is a lawyer. He is also an alternate director of Sofora and a member of the Supervisory Committees of Pirelli Energía Cables y Sistemas de Argentina S.A., Pirelli Neumáticos S.A.I.C., Pirelli Consultora Conductores e Instalaciones S.A. and Tel 3 S.A.

Senior Management

Our senior management members are the following:

Name	Position	Date of Designation
Carlos Felices	Chief Executive Officer	August 2002
Valerio Cavallo	Controller and Chief Financial Officer	November 2002
Juan Carlos Onni	Director of Information Resources	November 2002
Luis Perazo	Director of Communications and External Affairs	November 2002
Edmundo S. Poggio	Director of Business Strategy and Corporate Solutions	November 2002
Héctor Caram	Director of Internal Audit	September 2003
Alfonso Peña Robirosa	Director of Legal Affairs	February 2004
María Delia Carrera	Director of General Secretary	November 2002
Marcelo de Carli	Director of Commercial Unit	March 2003
Roger Fromentin	Director of Network Unit	September 2003
Juan José Schaer	Director of Human Resources, Services	November 2002
Guillermo Gully	Director of Human Resources, Policies	July 2003
José María Peña Fernández	Director of Purchasing Department	October 2003
Marco de Lissicich	General Director of Telecom Personal	March 2003
Juan Carlos Onni	General Director of Publicom	May 2002

Carlos Felices is a business administrator. He began working for Telecom in 2002. He was formerly manager of finance and treasurer of YPF S.A. He was formerly executive director of financial operations for Latin America in the United States at Pfizer International Inc. and formerly executive director of finance at Pfizer Brazil/Argentina. He was born on April 18, 1945.

Valerio Cavallo is an economist. He began working for Telecom in May 2001. He was formerly Director of Budget and Reporting at Telecom Italia. He was born on April 21, 1960.

Juan Carlos Onni is an economist. He began working for Telecom in September 1991 and is currently Director of Information Resources and a General Director of Publicom. He was Director of the Northeast Region for Telecom until December 1992, Director of Operations - Buenos Aires Unit until October of 1995, and Director for Large Customer Accounts until November of 1998. Previously, he worked for Video Visión. He was born on June 17, 1945.

Luis Perazo is an engineer. He began working for Telecom in May 1992 and is currently director of Communications and External Affairs. He was a manager of Strategic Planning until January of 1997, and Director of External Affairs until March of 1999. He was formerly manager of Strategic Marketing of Siemens. He was born on December 28, 1947.

Edmundo S. Poggio is a telecommunications engineer. He began working for Telecom in June 1991 and is currently Director of Business Strategy and Corporate Solutions. He was a manager for the Large Customer Accounts unit until July of 1993, manager in the marketing department until November of 1994, and Director of Regulatory Framework until November 1998. Previously, he worked in the commercial unit of SADE and in the General Manager’s Office of Microsistemas. He is also an alternate director of Nahuelsat S.A. He was born on February 6, 1949.

Héctor Caram is an accountant. He began working for Telecom in 2003 and is currently Director of Internal Audit. Formerly, he was Senior Manager of Pistrelli, Henry Martin y Asociados S.R.L., (a member firm of Ernst & Young Global). He was born on July 9, 1965.

Alfonso Peña Robirosa is a lawyer. Formerly, he was General Counsel of Bank Boston N.A. He was born on July 11, 1959.

María Delia Carrera is a lawyer. She began working for Telecom in 1992 and is currently Director of General Secretary. Formerly, she was the manager of legal affairs of Compañía Argentina de Teléfonos S.A. She was born on August 27, 1948.

Marcelo de Carli is a business administrator. He began working for Telecom in November 1993. Formerly, he worked at IBM Argentina. He was born on April 26, 1957.

Roger Fromentin is an engineer. He began working for Telecom in 2003 and is currently Director of Network Unit. Formerly, he was Director of Technical Unit of Telecom El Salvador. He was born on November 13, 1947.

Juan José Schaer is a lawyer. He began working for Telecom in 1991 in various human resources positions. He was born on October 11, 1954.

Guillermo Gully is an engineer. He began working for Telecom in 2003 and is currently Director of Human Resources, Policies. Formerly, he was Director of Human Resources of Telecom Italia Latam. He was born on October 27, 1944.

José María Peña Fernández is an engineer. He began working for Telecom on October 15, 2003. He was formerly general manager of Tel3. He was born on October 18, 1951.

Marco de Lissicich is a lawyer. He was formerly president of Grupo TIM (Telecom Italia Mobile) Brazil. He was born on November 30, 1946.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$2,100,000 or which provides a public service or which is listed on any stock exchange to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing our compliance with our bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized:

•	to call ordinary or extraordinary shareholders’ meetings,

•	to place items on the agenda for meetings of shareholders,

•	to attend meetings of shareholders, and

•	generally to monitor the affairs of Telecom.

Our bylaws provide that the Supervisory Committee is to be formed by three or five members and three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one fiscal year terms and may be re-elected.

The members and alternate members of the Supervisory Committee as the date of this annual report are:

Name	Position and Date of Designation	Profession	Experience
Enrique Garrido	Chairman of the Supervisory Committee—April 29, 2004	Lawyer	Member of Allende & Brea
María Rosa Villegas Arévalo	Member of the Supervisory Committee— April 29, 2004	Lawyer	Member of Allende & Brea
Gerardo Prieto	Member of the Supervisory Committee— April 29, 2004	Accountant
Rafael La Porta Drago	Alternate Member of the Supervisory Committee— April 29, 2004	Lawyer	Member of Allende & Brea
Germán A. Ferrarazzo	Alternate Member of the Supervisory Committee— April 29, 2004	Lawyer	Member of Allende & Brea
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 29, 2004	Accountant

Enrique Garrido has been a member of our Supervisory Committee since 1990. On April 29, 2004, he was appointed Chairman of the Supervisory Committee He is also President of: Eurofides S.A., Vice President of: Juncal Compañía de Seguros S.A., Juncal Compañía de Seguros de Vida S.A., Juncal Compañía de Seguros de Autos Patrimoniales S.A., Banca Nazionale del Lavoro S.A., La Estrella S.A. Compañía de Seguros de Retiro, BNL Inversiones Argentina S.A., Fidia S.A.; Director of: Lottomatica Argentina S.A., Todofutbol S.A.; Member of the Supervisory Committee of: Aeropuertos Argentina 2000 S.A., Telecom Personal S.A., Telecom Argentina S.A., Micro Sistemas S.A., Nortel Inversora S.A., Publicom S.A. and Sofora Telecomunicaciones S.A. He was born on June 7, 1937.

María Rosa Villegas Arévalo has been a member or alternate member of our Supervisory Committee since 1991. She is also Alternate Director of: Solvay Indupa S.A.I.C., Inergy Automotive Argentina S.A.; Member of the Supervisory Committee of: Publicom, Litoral Gas S.A., Tibsa Inversora S.A., Bankers Trust Argentina S.A. Sociedad de Bolsa, Lottomatica S.A., Micro Sistemas S.A., Telecom Personal, Sofora Telecomunicaciones S.A., Latin American Nautilus Argentina S.A. and Nortel Inversora S.A.; Alternate Member of the Supervisory Committee of: NYLI Holdings (Argentina) S.R.L. She was born on February 18, 1953.

Gerardo Prieto has been a member of our Supervisory Committee since 2004. He is also President of: Campofin S.A. and Polifin S.A.; a Director of: Caja de Seguros S.A. and Caja Vida S.A.; an Alternate Director of: Caja de Ahorro y Seguros S.A.; and a member of the Supervisory Committee of Nortel, Telecom Personal S.A. and Publicom S.A. He was born on March 3, 1951.

Rafael La Porta Drago has been an alternate member of our Supervisory Committee since 2004. He is also a Director of Chos Malal Video Cable S.A. and a Member of the Supervisory Committee of Colón Cable Color S.A., San Carlos Visión S.A., Revico S.A., Televisora Capitón Sarmiento S.A., Suárez Video S.A, Telecable Péres S.A., Televisión Privada S.A., Sistema Regional de Televisión S.A. and Video Cable Repedidora. He is also an alternate member of the Supervisory Committee of Nortel, Telecom Personal S.A. and Publicom S.A. He was born on August 1, 1938.

Germán A. Ferrarazzo has been an alternate member of our Supervisory Committee since 2004. He is a lawyer and also a director of: BNL Sociedad Gerente de Fondos de Inversion S/A, Bankers Trust Argentina S.A. Sociedad de Bolsa, Litoral Gas S.A., Tibsa Inversora S.A., Teledigital Cable S.A., Cable Vision Del Comahue S.A., Chos Malal Video Cable S.A., Suarez Video S.A., Las Heras Televisión S.A., RCC S.A., TV Interactiva S.A., Sistema Regional de Televisión S.A., Revico S.A., Video Cable Repetidora S.A., Pampa TV S.A., TV Imagen S.A., Mercedes Cable Visión S.A., KTV S.A., Cable Visión Las Perdices S.A., Libres Cable Collor S.A. and Information Technology Acquisition Corp. S.A.; and an alternate director of Juncal Compañía de Seguros S.A., Juncal Compañía de Seguros de Autos y Patrimoniales S.A., Juncal Compañía de Seguros de Vida S.A., La Durre S.A., Jocobel S.A., and Reynolds Latas de Aluminio Argentina S.A. He is also a member of the Supervisory Committee of or an alternate member of the Supervisory Committee of Alchemy Sociedad de Bolsa S.A., Alchemy Asset Management S.A., Nortel Inversora S.A., Sofra Telecomunicaciones S.A. and Publicom S.A. He was born September 11, 1952.

Guillermo Feldberg has been a alternate member of our Supervisory Committee since 2004. He is also a President of Pinfarko S.A., Caroline Establecimientos Agropecuarios S.A. and Agropecuaria La Victoria S.A.; a Vice President of Doble “G” del Litoral S.A.; and an alternate director of Campofin S.A. and Polifin S.A. He is an also alternate member of the Supervisory Committee of Nortel, Telcom Personal S.A. and Publicom S.A. He was born on February 20, 1951.

Compensation

The aggregate remuneration paid or accrued by Telecom to the members and alternate members of the Board of Directors, the members of the Supervisory Committee and the executive officers of Telecom as a group was approximately P$7.5 million during the year ended December 31, 2003. During the year ended December 31, 2003, Telecom was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

The shareholders meeting held on April 30, 2003 authorized compensation payments of an amount up to P$1.8 million to the members of the Board of Directors that during the fiscal year 2003 fulfilled special tasks assigned by the Board of Directors and/or independent directors. Further, it gave power to the Board of Directors to increase the P$1.8 million limit by a reasonable amount in the case of further inflation in the Argentine economy.

The members of the Board of Directors of Telecom received for services rendered as directors a total of P$1.3 million during the year ended December 31, 2003. The members of the Supervisory Committee of Telecom received a total of P$0.2 million during the year ended December 31, 2003. Compensation for the executive officers of Telecom amounted to approximately P$6 million during the year ended December 31, 2003 (including payments owed to the Operators for services provided by highly qualified personnel pursuant to the Management Agreement).

Telecom and our Chief Executive Officer, Mr. Carlos Felices, or the CEO, executed an agreement in 2002 by means of which Telecom has agreed to pay to the CEO, or his heirs, a fixed amount subject to the occurrence of any of the following events:

•	Telecom terminates the employment agreement without justified grounds under Argentine labor law;

•	the CEO terminates the employment agreement on the grounds that Telecom has, without the CEO’s consent, modified his position, duties or tasks as established in the employment agreement, or in general, any unilateral decision of Telecom modifying any of the material terms of the employment agreement impairing the CEO’s rights; or

•	death, incapacity or retirement of the CEO.

The underlying funds that are subject to the CEO’s agreement have been transferred to a trust whose beneficiary is the CEO.

Board Practices

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Telecom, our shareholders and third parties for the improper performance of their duties, for violations of law, our bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the bylaws or regulations or by resolution of the shareholders’ meeting. In these cases, a director’s liability will be determined with reference to the performance of these duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Telecom without express authorization of a shareholders’ meeting. Certain transactions between directors and Telecom are subject to ratification procedures established by Argentine law.

The Supervisory Committee is responsible for overseeing our compliance with our bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. See “—Supervisory Committee” for further information regarding the Supervisory Committee.

In April 2001, Telecom amended its bylaws pursuant to which an executive committee of the Board of Directors was created. According to the terms of the amended bylaws, this committee (whose appointment is at the option of the Board of Directors) would consist of three or four members of the Board of Directors and would have powers to manage and administer the business of Telecom. In April 2002, our shareholders resolved that the executive committee will consist of three members and amended the bylaws accordingly. The Board of Directors decided not to implement this executive committee during fiscal years 2002, 2003 and 2004.

The Board of Directors may appoint general or special managers, to whom the Board of Directors may delegate certain management powers. These managers have the same fiduciary duties to Telecom and third parties as the members of the Board of Directors. Notwithstanding the appointment of these general or special managers, the members of the Board of Directors continue to be liable for their actions to Telecom and third parties.

At our ordinary and extraordinary shareholders’ meeting held on December 18, 1995, the shareholders granted the Board of Directors the ability to procure officers’ and directors’ insurance with respect to claims brought against the officers and/or directors relating to the performance of their duties. Telecom has provided this insurance to our officers and directors since that time. At present, the total amount covered by this insurance is US$35,000,000.

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree.” The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The term “investor” has a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

The Transparency Decree has vested in members of the Board of Directors:

•	the duty to disclose certain events, such as any fact or situation which is capable of affecting the value of the securities or the course of negotiation;

•	the duty of loyalty and diligence;

•	the duty of confidentiality; and

•	the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of the resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Telecom terminates upon approval of the directors’ performance by the shareholders’ meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that this liability does not result from a violation of the law or the bylaws or regulations.

Additionally, the Transparency Decree provides that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

The Transparency Decree also provides that companies making a public offering of their shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. The majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A relative of any member of the Board of Directors cannot qualify as an independent director if that member of the Board of Directors cannot qualify as an independent director.

Among the duties of the Audit Committee shall be:

•	providing the market with complete information on transactions with which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders;

•	giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where preemptive rights have been excluded or limited;

•	giving an opinion regarding transactions with related parties in certain cases;

•	supervising internal systems and verifying norms of conduct; and

•	reviewing the plans of external auditors and evaluating their performance and their independence, among others.

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committee shall be applicable for the financial years beginning on or after January 1, 2004. The Audit Committee was required to be appointed on May 28, 2004 at the latest. However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of this committee. In this regard, Telecom has undertaken the following steps, which were approved by the Board of Directors in April 2003:

•	defined the organization of the Audit Committee and the minimum eligibility requirements for its members;

•	planned the main tasks of the Audit Committee;

•	identified the operating resources for the Audit Committee; and

•	established a basic training program for the members of the Audit Committee.

•	The “Normativa de Implementación del Comité de Auditoría” (a set of guidelines for the Audit Committee) was filed with the CNV. The CNV had no comments on these guidelines.

In addition, the shareholders at the shareholders’ meeting held on February 18, 2004 approved the inclusion of section 10 Bis. of the bylaws, by which the Audit Committee was included in the bylaws of Telecom.

At the Board of Directors meeting held on April 29, 2004, the Board of Directors resolved on the final composition of the Audit Committee, and as a result, the Temporary Audit Commission described below ceased its tasks and duties and the Audit Committee came into effect.

At this meeting, our Board resolved that during year 2004 the Audit Committee would be comprised of three members who shall remain in their offices until the following annual shareholders meeting. The following directors were appointed as member of the Audit Committee for year 2004: Raúl Antonio Miranda (independent director), Julio Pedro Naveyra (independent director) and Alberto Yamandú Messano.

According to the “Normativa de Implementación del Comité de Auditoria”, in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position, until the following annual shareholders meeting.

Until April 29, 2004, Telecom operated with a Temporary Audit Commission consisting of three members, among whom until December 19, 2003 one was an Independent Director and as from December 20, 2003, two were independent directors. The task and duties of the Temporary Audit Commission differed from those of the Audit Committee. The Temporary Audit Commission performed auxiliary tasks to assist the Board of Directors in monitoring Telecom’s audit functions, including monitoring internal control systems; reviewing the accuracy of financial information sent to the CNV and supervising the performance of audits.

In 2002, in order to improve internal controls over our and our subsidiaries’ operations, Telecom implemented several authorization procedures for disbursements and transactions. Additionally, in 2003, Telecom created a Purchase Committee that functioned until May 2004. The Purchase Committee approves disbursements and/or transactions for amounts in excess of the amount that may be approved by the CEO individually. In addition, the Purchase Committee approves all transactions with related parties which do not need to be approved by the Board of Directors.

Until May 2004, Telecom had a Compensation Committee, which had its first meeting in August 2002. The Compensation Committee was comprised of three members of the Board of Directors and the Director of Human Resources Services, who served as secretary of the committee. The functions of the Compensation Committee have been assumed by the Management Council (as described below).

In May 2004 the Board of Telecom resolved to create the “Consejo de Dirección”, or Management Council, which serves as an internal body of the Board of Directors and is comprised of four members of the Board of Directors. The regulations of the Management Council, which have been approved by the Board of Directors, provide for, among other functions:

•	involvement in the approval of certain significant operations;

•	evaluate and recommend the approval of the annual budget, annual strategic plan, long-term strategic plan, and the annual investment plant to the Board of Directors, and to oversee the implementation of these plans;

•	define guidelines for realizing financial operations;

•	supervise the management of subsidiaries;

•	involvement in all investment initiatives;

•	propose to the Board of Directors the general remuneration policy and plans for senior management, and evaluate their performance;

•	establish remuneration, incentives and other benefits for senior management, and evaluate their performance;

•	ensure that existing plans are adequate for individualization and development of highly qualified personnel and to fix guidelines for compensating, motivating and retaining highly qualified personnel.

The Management Council has assumed all of the functions of the Purchasing Committee and Compensation Committee, each of which have been dissolved.

Telecom has also established a disclosure committee, or the Disclosure Committee, which is responsible for monitoring the collection, processing and submission to the CEO and CFO of information relating to Telecom and our consolidated subsidiaries that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•	assisting the CEO and CFO in evaluating the effectiveness of our internal controls and disclosure procedures prior to the filing of annual reports;

•	suggesting any improvements in internal controls and/or disclosure procedures as a result of this evaluation;

•	verifying that our processes for information collection, processing and control are in compliance with our internal controls and disclosure procedures such that the accuracy of our disclosures can be verified; and

•	providing assistance in determining what information may be considered material to Telecom and our subsidiaries.

There is no family relationship between any director, alternate director, member of the Supervisory Committee or executive officer and any other director, alternate director, member of the Supervisory Committee or executive officer except for Gerardo Werthein and Adrián Werthein, who are distant cousins.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, the Chairman of the Board of Directors, entered into an agreement under which Nortel agreed to appoint Mr. Vázquez as director of Telecom for three years. Mr. Vázquez agreed to perform his duties as director of Telecom in compliance with Argentine law. On March 10, 2003 the agreement was amended to take into consideration Mr. Vázquez’s proactive involvement in our current affairs.

As a result of the developments relating to economic uncertainty in Argentina, the devaluation and volatility of the Argentine peso, the pesification of our rates and default on principal and interest on our financial debt obligations, our Board of Directors proposed to our shareholders at the April 30, 2003 General Shareholders Meeting that two accounting firms (Price Waterhouse & Co., a member firm of PricewaterhouseCoopers, and Pistrelli Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global) be designated as our independent auditors in connection with the audit of our financial statements for the year ended and as of December 31, 2003. As a result of the marginal improvements in the Argentine economy and further developments in our restructuring plan, our Board of Directors proposed to our shareholders at the April 29, 2004 General Shareholders Meeting that Price Waterhouse & Co. be designated as our independent auditors to audit our financial statements as of and for the year ended December 31, 2004. Our shareholders approved this resolution and, as a result, Price Waterhouse & Co. has been designated as the independent auditors to audit our financial statements for the year ended December 31, 2004.

Employees and Labor Relations

The total number of employees of Telecom and its subsidiaries was 13,943 as of December 31, 2003, of which approximately 60% belonged to one of three unions, primarily to the Argentine Federation of Telephone Workers and Employees, known by its Spanish acronym “FOEECITRA.” All management and senior positions are held by non-union employees. Approximately 6% of our employees are employed on a temporary basis.

As of October 1, 2003, we added 1,393 employees with full benefits. These employees had previously worked for us as employees of third parties with whom we had entered into service contracts. These employees work primarily in customer service for Telecom and its subsidiaries, including services provided through the call center, information services, service repair and other areas of customer service. These employees will receive seniority credit for the years in which they worked for Telecom through an outside contractor in determining their benefits.

The principal components of labor costs are basic wages (the majority of labor costs), overtime, incentive programs and fringe benefits. Telecom also incurs certain other related costs, including contributions to pension funds covering all of our employees, amounts in respect of health and family allowances, additional pension amounts and life insurance premiums for employees covered by collective bargaining agreements. Most of the contributions listed above are mandated by law.

Despite the economic uncertainty and the pressures on the part of the union organizations to establish compensation increases for the employees they represent, Telecom has managed to make transitory agreements that were in effect during 2002 and 2003 and which have allowed Telecom to adapt cost structures in accordance with industrial needs.

With respect to the call center, Telecom has signed a collective bargaining agreement with FOEECITRA, which applies to the employees in the interior region of the country. During 2002, a similar agreement was signed with the union that represents the employees in the City of Buenos Aires known by the Spanish acronym “FOETRA”.

Telecom has negotiated a new collective bargaining agreement for the Telecommunications sector employees that perform call center and basic telephony activities exclusively in the Buenos Aires area.

The Argentine government, within the framework of the Public Emergency Law, has issued a number of decrees requiring private companies to pay additional sums to all personnel represented by unions. As a result, Telecom has incurred an increase in costs related to employees represented by unions.

In July 2003, the Argentine government imposed a definitive, fixed increase in basic wages for employees covered by collective bargaining agreements.

In light of the socioeconomic climate in Argentina, since early 2003 trade union organizations have lobbied to renegotiate salary increases, which have not varied in the past decade. In September 2003, we agreed to wage adjustments for employees represented by trade unions. The September 2003 agreement provides that the wages covered by the agreement will not be subject to further negotiation for a one-year period.

We have agreed to defer negotiations under our collective bargaining agreements until August 2004.

On March 19, 2004, Law No. 25,877 under the Labor Law was enacted, which resulted in certain modifications to individual and collective work rights, and identified certain work activities that are to be regarded as essential services. In contrast to the prior law governing these matters, under Law No. 25,877, telecommunications services are not specifically regarded as essential services. Because Law No. 25,877 is still pending implementation and is subject to further regulation, the impact of this new law on the current labor relations regulatory framework cannot be fully determined at the date of this annual report.

In addition, the executive branch of the Argentine government established a new decree that imposes on employers a mandatory payment of a non-refundable sum of P$50 after January 1, 2004 for all of the union-employees who work in the private sector.

The executive branch currently has a policy that imposes a payment of double damages in the case of employee terminations without cause until June 2004. From July 1, 2004 until December 31, 2004, the rate of double damages will be reduced by 20%. The Argentine Ministry of Labor and Social Security will evaluate employment development in order to consider a possible further reduction in the amount of damages as a result of employee terminations without cause when the unemployment index declines to a percentage rate of a single digit.

Employees by Business Activity

The table below shows the number of employees of Telecom and our subsidiaries at December 31, 2001 and 2002 and as of December 31, 2003:

	December 31, 2001	December 31, 2002(1)	December 31, 2003
Basic telephony	10,810	11,152	11,467
Cellular telephony	2,284	1,991	2,063	(2)
Data transmission and Internet	224	207	311
Directory publishing	1,043	107	102

(1)	In 2002 the call center was transferred to Telecom Argentina together with the 110 service.
(2)	Approximately 274 of these employees are employed in Paraguay by Núcleo.

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

Share Ownership Plan

At the time of the privatization of ENTel in 1990, the Argentine government created, pursuant to the List of Conditions and other applicable rules, a Share Ownership Plan, or SOP, for the employees of ENTel acquired by Telecom, Telintar and Startel. The employees of CAT acquired by Telecom at the time of the merger were also included in the SOP.

The SOP included 10% of our shares, consisting of 98,438,098 Class C shares, that were transferred by the Argentine government to the employees described in the paragraph above through a general transfer agreement signed on December 29, 1992, as subsequently modified by Decree No. 1834/93 and Decree No. 6823/95, or the General Transfer Agreement. Our Class C shares consist exclusively of shares sold in connection with the SOP.

The Class C shares were sold in installments; consequently, the shares are pledged to guarantee the payment of the balance of the purchase price that is owed by the holders to the Argentine government. In addition, the shares are covered by a share syndication agreement and held in trust by Banco Ciudad de Buenos Aires.

According to applicable law, to be eligible to continue to participate in the SOP, the employees must remain employed by Telecom. Employees who terminated their employment with Telecom before the deferred purchase price was fully paid were required to sell their Class C shares to another employee under the SOP or, if no other employee was available to purchase these shares, to a guaranty and repurchase fund, or the Guaranty and Repurchase Fund, at a price calculated according to a formula provided in the General Transfer Agreement.

Former employees of Telecom successfully obtained an injunction prohibiting trading or selling of Class C shares held by the Guaranty and Repurchase Fund. Additionally, a judicial controller has been appointed to replace the executive committee and the delegates of the Class C shareholders, as administrator of the SOP.

On December 9, 1999, Decree No. 1623/99 was issued, authorizing the accelerated repayment of the outstanding balance of the deferred purchase price for all Class C shares, and lifting the transfer restrictions on the Class C shares upon the satisfaction of certain conditions precedent. However, the shares held in the Guaranty and Repurchase Fund are still subject to transfer restrictions until the injunction prohibiting trading or selling of shares held by the Guaranty and Repurchase Fund is lifted. The decree provides that once the injunction is lifted, the sale of an amount of shares in the Guaranty and Repurchase Fund, as may be necessary to cancel the debt owed to the former employees for the acquisition of shares transferred to the Guaranty and Repurchase Fund shall be approved. The remaining shares held in the Guaranty and Repurchase Fund will then be distributed in accordance with the decision of the majority of the employees taken in a special meeting of the SOP.

In accordance with Decree No. 1623/99 and at the request of the judicial controller, at the ordinary and extraordinary special Class C shareholders’ meeting held on March 14, 2000, Telecom’s shareholders approved the conversion of up to 52,505,360 Class C shares into Class B shares in one or more tranches from time to time, as determined by the trustee of the SOP, Banco de la Ciudad de Buenos Aires, based on the availability of Class C Shares that were not affected by judicial restrictions on conversion.

A first tranche of 50,978,833 Class C shares were converted into Class B shares for public resale that was authorized in Argentina by the CNV and was registered in the United States with the SEC on May 3, 2000. A second tranche of 527,705 Class C shares, a third tranche of 901,176 Class C shares and a fourth tranche of 7, 697 Class C shares were converted into Class B shares on November 22, 2000.

As a result of these conversions, our share capital consists of 984,380,978 ordinary shares of P$1 nominal value and entitled to one vote per share divided as follows:

Class A Shares	502,034,299
Class B Shares	436,323,992
Class C Shares	46,022,687

Total	984,380,978

In September 2002, the judicial controller of the SOP requested that Telecom undertake all necessary actions in order to effect the conversion into Class B shares of up to 15,000,000 Class C shares held in the Guaranty and Repurchase Fund, which were unrestricted as a result of being released from the injunction’s prohibition on sale or transfer. Subsequently, the judicial controller informed Telecom that the unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Guaranty and Repurchase Fund.

Telecom notified the judicial controller that in order to effect the conversion into Class B shares, it would have to hold a General Extraordinary Shareholders’ meeting and a Class C Shareholder’s Meeting in order to obtain the ratification of Class C shareholders. Telecom asked the judicial controller to request approval from courts that had previously ordered the restrictions on the Class C shares to proceed with the conversion of 46,022,687 Class C shares so that Telecom could avoid holding successive shareholders’ meetings. The judicial controller informed Telecom that he could not obtain this kind of a court authorization. Telecom also noted to the judicial controller that it was necessary to reach an agreement with the SOP in order to determine a timely and ordered method for selling the converted Class B shares, since a massive sale of the shares could materially affect the market price of Telecom’s Class B shares.

Because Telecom’s concerns have not been resolved, Telecom’s Board of Directors has not yet called the required shareholders’ meetings to consider the conversion into Class B shares requested by the judicial controller.

While the above subject was being considered by Telecom, on May 29, 2003 Telecom was notified of a complaint that was brought before the court of the Province of Buenos Aires by former holders of Class C Shares of Telecom that had been allocated to them through the SOP and which are now included in the Guaranty and Repurchase Fund. The action aimed to order the Board of Directors of Telecom to call an Extraordinary Shareholders’ Meeting and a Special Class C Shares Shareholders’ Meeting to consider the conversion of up to 15,000,000 of Class C Shares into Class B Shares. Telecom answered the above action with arguments as to the inappropriateness of the complaint, lack of jurisdiction and lack of legal standing and the court agreed to dismiss the complaint based on a lack of jurisdiction. Subsequently, the former holders initiated a similar complaint before the courts in the Province of Córdoba.

The SOP has been operating without legal representation since the death of the judicial controller on November 10, 2003.

On March 16, 2004, the judge acting on a matter involving a proceeding relating to the Class C Shares that imposed the prior intervention of the SOP ruled that the intervention should be lifted and that the Argentine Ministry of Labor and Social Security should conduct new elections in order to appoint an Executive Committee that will be charged with the administration of the SOP. As of the date of this annual report, these elections have not yet been called.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel Inversora S.A., or Nortel. Nortel was incorporated in Buenos Aires, Argentina on October 19, 1990 and registered with the Buenos Aires Public Registry of Commerce on October 31, 1990 under No. 8025, book 108, Volume “A” of Corporations. Nortel is a holding company that was formed in 1990 by a consortium including Telecom Italia S.p.A., or Telecom Italia (we refer to Telecom Italia and its consolidated subsidiaries as the “Telecom Italia Group”) and France Cables et Radio S.A., or FCR, in connection with the privatization and formation of Telecom. As of December 31, 2003 Nortel owned approximately 54.74% of our capital stock, including all of our Class A common shares and 8.5% of our Class B common shares. As of December 31, 2003, Nortel’s common stock was owned by a new Argentine company named Sofora Telecomunicaciones S.A. (“Sofora”), which had been organized in September 2003 and was held 50% by the Telecom Italia Group and 50% by France Telecom Group (as defined below).

On September 9, 2003, Nortel was informed that FCR had entered into an agreement with the Argentine Werthein Group, under which FCR and its affiliate, Atlas Services Belgium S.A., both members of the France Telecom Group (we refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group”) agreed, subject to regulatory approvals, to sell substantially all of its shares in the newly incorporated controlling company of Nortel to W de Argentina - Inversiones S.L., a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group In connection with the agreement, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to Sofora

On December 10, 2003, the SC approved the transaction and authorized the Telecom Italia Group to continue as exclusive Operator of Telecom. On December 16, 2003, the Argentine Commission for the Defense of Competition approved the France Telecom Group’s transfer of shares. Once the authorizations were granted, on December 19, 2003 the France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina - Inversiones, for a total of US$125 million, along with an option (exercisable from January 31, 2008 through December 31, 2013), for the remaining 2% of the France Telecom Group’s shares, which represent a 2% interest in Sofora. We have been informed that the Telecom Italia Group has also acquired an option on W de Argentina - Inversiones’ entire interest in Sofora for US$60 million in the form of two call options, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 30 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. We have been informed that in connection with these transactions, a shareholders’ agreement between Telecom Italia Group and W de Argentina - Inversiones for the joint management of Sofora, Nortel, Telecom and its affiliates was executed.

W de Argentina - Inversiones, S.L., a company of the Werthein Group, is a company owned by Leo Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance activities and real estate activities.

•	Farming Operations. The Werthein Group’s farming businesses are conducted through Gregorio, Numo y Noel Werthein S.A., or GNNW, which produces 40,000 tons of grains and 5,000 tons of bovine meat annually, employing an area of more than 100,000 hectares. GNNW also processes 40,000 tons of fruits through industrial production. The majority of this farming production is allocated to exports.

•	Insurance Activities. The Werthein Group controls Los W S.A., which has an interest in Caja de Ahorro y Seguro S.A., or CAYSSA, a leading insurance company in Argentina. CAYSSA controls, directly or indirectly, several subsidiaries that offer general, personal, life, accident, work risk insurance products and retirement insurance and life insurance products that complement retirement insurance. CAYSSA also has shareholdings in companies that provide marketing services and travelers assistance services.

•	Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real-estate related activities through its interests in other companies.

A description of the Telecom Italia Group is provided under “Information on Telecom—Management Agreement – Description of the Operator.”

Sofora

As a result of the France Telecom Group’s and the Telecom Italia Group’s transfer of shares of Nortel to Sofora, and the sale by the France Telecom Group of 48% of the shares of Sofora to W de Argentina - Inversiones on December 19, 2003, the ownership of Sofora’s stock as of the date of this annual report is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)	Includes 17.50% of Sofora’s stock owned through Telecom-Italia International N.V and 32.5% of Sofora’s stock owned through Telecom Italia S.p.A. The Telecom Italia Group has an option to acquire the Werthein Group’s entire interest in Sofora (exercisable from December 31, 2008 through December 31, 2013) for US$60 million.
(2)	The Werthein Group has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora.
(3)	Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

Sofora owns 100% of the common stock and 67.78% of the total capital stock of Nortel.

Nortel

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 8.5% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock. Telecom is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Ownership of Telecom Common Stock

The following table sets forth, as of March 1, 2004, based upon information available to Telecom, each owner of more than 5% of any class of our voting securities and the total amount of each class of our voting securities owned by our directors and officers, as a group.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0	51.0
Class B Ordinary Shares:
Nortel	36,832,408	8.5	3.7
Directors and Officers
Brandes Investment Partners, LLC (2)	35,853,730	8.2	3.6
Capital Group International, Inc. (3)	55,596,530	12.7	5.7
Consolidar AFJP (4)	24,393,461	5.6	2.5
Origenes AFJP (5)	23,638,095	5.4	2.4
Class C Ordinary Shares:
Directors and Officers

(1)	Represents percentage of total voting power of all of our ordinary shares, regardless of class.

(2)	Includes shares held by Capital International Ltd. representing 35,499,730 Class B ordinary shares.
(3)	Includes 10,987,818 American Depositary Shares representing 54,939,090 Class B ordinary shares.
(4)	Includes 2,537,077 American Depository Shares representing 12,685,385 Class B ordinary shares.
(5)	Includes 943,420 American Depository Shares representing 4,717,100 Class B ordinary shares.

As of March 1, 2004, there are approximately 50.4 million American Depositary Receipts issued by the depositary in the United States (representing 251.9 million Class B Shares, or 58% of all Class B Shares outstanding). Additionally, as of this date, there are approximately 133 holders of record of Class B ordinary shares, represented by American Depositary Receipts, in the United States, and there are approximately 27,880 record holders of our Class B Shares, held in Argentina. Since certain of our Class B Shares are held by nominees, the number of shareholders of record and their location may not be representative of the number and location of beneficial owners.

Our major shareholders do not have different voting rights as a result of their ownership percentages.

Telecom is not aware of any arrangements that would result in a change of control of Telecom.

Shareholders’ Agreements

In December 2003, Telecom was informed that a shareholders’ agreement came into effect between W de Argentina - Inversiones and Telecom Italia S.p.A. and Telecom Italia International, N.V., members of the Telecom Italia Group in order to discipline their relationship as shareholders of Sofora.

In relation to Sofora, Telecom was informed that W de Argentina - Inversiones will have the right to appoint three of six directors of Sofora’s board, while the Telecom Italia Group will appoint the remaining three directors. Decisions will be made by a majority of the members present at each meeting of Sofora’s board.

With respect to Nortel, Telecom was informed that both W de Argentina - Inversiones and Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s board. W de Argentina - Inversiones and the Telecom Italia Group will jointly appoint a fifth independent director. The sixth director will be appointed jointly by the holders of Nortel’s Series A and Series B Preferred Shares as long as they are entitled to do so. Nortel’s board of directors will make its decisions by majority vote from the members present at each meeting of Nortel’s board.

Telecom was informed that the shareholders’ agreement provides that in relation to Telecom, Nortel will have the right to appoint five directors, and that Telecom’s minority shareholders will appoint one director. Of the five directors Nortel appoints, three directors will be appointed by the Telecom Italia Group and the remaining two directors will be appointed by W de Argentina - Inversiones. One of these five directors will be required to be independent, according to applicable regulations of CNV.

The shareholders’ agreement provides that Telecom’s Board of Directors will make its decisions by majority vote of the directors present at each meeting of Telecom’s board.

In addition, Telecom was informed that this shareholders’ agreement contemplates that meetings will occur between the Telecom Italia Group and W de Argentina - Inversiones in advance of stockholder meetings and board meetings at which matters (1) will be submitted for a vote at a meeting of stockholders or (2) relate to the holders of Nortel’s Preferred Shares. The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina - Inversiones will vote at these meetings. Two representatives of the Telecom Italia Group and one representative of W de Argentina - Inversiones will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina - Inversiones will have the right to veto. These matters include:

•	the approval of any amendments to the by-laws;

•	dividend policy;

•	any increase or reduction of capital, except for increases or reductions in capital in connection with any possible debt restructuring;

•	any change of the location of Telecom’s headquarters;

•	any acquisition of subsidiaries and/or to establish new subsidiaries;

•	the sale, transfer, granting, assignment or any other disposition of all or substantially all the assets or of any of its subsidiaries;

•	decisions to establish new joint ventures;

•	creating any lien, charge, encumbrance, pledge or mortgage of its assets, that exceeds in aggregate the total amount of US$20 million;

•	any change of external auditors, which must be chosen among auditors of international reputation;

•	any transaction between related parties that is not carried out at arms length, and that exceeds the amount of US$5 million, with certain exceptions;

•	any extraordinary transaction involving Telecom that exceeds the amount of US$30 million, except for any transaction in connection with the restructuring of Telecom’s debt; and

•	the approval of Telecom’s financial statements.

With respect to Telecom’s financial budget, Telecom was informed that the shareholders’ agreement anticipates the formation of an advisory committee comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina - Inversiones.

Related Party Transactions

Telecom has been involved in a number of transactions with the Nortel common shareholders or their affiliates since the Transfer Date.

Section 73 of Law No. 17,811, as amended by the Transparency Decree, provides that before a publicly listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly traded company must obtain approval from its board of directors and obtain a valuation report from its audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. For the period that Telecom’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the audit committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ net worth as contained in the latest approved financial statements, provided this amount exceeds P$300,000.

Transactions with common shareholders of Nortel, Telecom Italia, FCR or their affiliates totaled approximately P$39 million during the year ended December 31, 2003. Of this amount, P$6 million related to services provided under the Management Agreement, P$33 million related to equipment purchases and related services procured by Telecom in the ordinary course of our business of providing telecommunications services. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2003.

During the year ended December 31, 2003, Telecom Italia and FCR received P$6 million under the Management Agreement. This amount related to:

•	P$2 million relating to specific services provided by the Operators at our request. This amount is included in “Management Fees” in Note 17(h) to our consolidated financial statements as of and for the year ended December 31, 2003; and

•	P$4 million of compensation for services of highly qualified personnel that the Operators provided to Telecom. These amounts were charged based on hours of service at the international market rate for similar services. This amount is included in “Fees for services” in Note 17(h) to our consolidated financial statements as of and for the year ended December 31, 2003.

In the ordinary course of its business Telecom may procure goods and services from the common shareholders of Nortel and Telecom Italia or their affiliates. During the year ended December 31, 2003 telecommunications services provided by these related parties aggregated P$24 million, and Telecom purchased equipment and materials from these related parties totaling P$9 million. Additionally, Telecom received services from Latin American Nautilus, Nahuelsat, Intelsat Ltd. and Multibrand (companies in which Telecom holds or has held insignificant minority shares) for approximately P$13 million. Telecom had accounts payable to our parent and affiliates of P$2 million as of December 31, 2003.

Transactions with common shareholders of Nortel, Telecom Italia, FCR or their affiliates totaled approximately P$93 million during the year ended December 31, 2002. Of this amount, P$27 million related to services provided under the Management Agreement and P$66 million related to equipment purchases and related services procured by Telecom in the ordinary course of our business of providing telecommunications services. See Notes 7 to our consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001.

Management fees and charges for special services provided by the Operators as part of the Management Agreement for year 2001 were approximately P$231 million.

Because FCR is no longer an Operator of Telecom following the SC authorization that was granted on December 10, 2003, the France Telecom Group terminated the Management Agreement (as described under Item 4: “Information on the Company—Management Agreement”) with respect to FCR. The Management Agreement will continue remain in effect between Telecom and Telecom Italia, on the terms agreed to by Telecom and Telecom Italia.

As of December 31, 2003, Telecom had loans outstanding to three executive officers of Telecom, totaling P$0.4 million. The majority of this amount corresponded to loans granted pursuant to retention plans. The remainder corresponded to car loans. The annual interest rates for these loans are 6%.

The maximum aggregate amount of loans outstanding during the year ended December 31, 2002 from Telecom to officers and/or directors was approximately P$3.2 million. Of this amount, approximately P$3.0 million corresponded to loans granted pursuant to retention plans. The annual interest rate for all these loans was 6%. The remainder corresponded to car loans.

Beginning in 2001, Telecom Personal entered into two different obligations with Telecom. The obligations, including capitalized interest until June 26, 2002, amounted to the equivalent of approximately US$27 million principal amount as of December 31, 2003, which is to be restructured pursuant to Telecom Personal’s debt restructuring proposal. The first obligation, in the amount of P$62.6 million, entered into in March 2002, accrues interest at a rate equal to the average 30-day BAIBOR (Buenos Aires Interbank Offered Rate). The second obligation, in the amount of P$15.6 million, entered into on December 31, 2001 through February 2002, accrues interest at a rate equal to the one-day BAIBOR.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements see Item 4: “Information on the Company—Recent Developments”.

Legal Proceedings

Telecom, Telecom Personal and Publicom are parties to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of business. As of December 31, 2003, Telecom has established reserves in an aggregate amount of P$225 million to cover potential losses related to these claims and contingencies in its consolidated financial statements.

Bankruptcy and Summary Attachment Proceedings; Acceleration of Indebtedness

We are aware of two involuntary bankruptcy petitions, or pedidos de quiebra, for an aggregate amount of US$356,787 and eight summary attachment proceedings, or juicios ejecutivos, that have been filed against us by persons alleging to be holders of our outstanding notes for the aggregate value of the equivalent of approximately US$2.2 million (based on exchange rates as of May 31, 2004). We have not been served process with respect to the bankruptcy petitions. We have been served process and have filed the required formal responses for each of the juicios ejecutivos. In addition, certain attachments have been granted over an aggregate amount of approximately US$3.5 million (based on exchange rates as of May 31, 2004) of funds and assets of Telecom. We do not expect that these bankruptcy petitions or summary attachment proceedings and attachments will result in Telecom being declared bankrupt. However, there is a significant likelihood that we will have to commence reorganization (concurso) proceedings if we are unable to consummate the APE expeditiously and if claims of this nature increase.

Labor Claims for which ENTel is Liable

The Transfer Agreement provides that ENTel, and not Telecom, is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not these claims are made prior to the Transfer Date, if the events giving rise to these claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telecom, arguing that neither the Transfer Agreement nor any act of the executive branch of the Argentine government can be raised as a defense to our joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims in favor of Telecom, Decree No. 1803/92 was issued on September 29, 1992 by the executive branch in Argentina. It stated that various articles of the Work Contract Law of Argentina, or the Articles, which form the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. However, in December 1996, in a case in which Telefónica (Telecom’s competitor) was party, the Supreme Court found the Articles to be applicable to privatizations and therefore concluded that transferors and transferees under these privatizations are jointly and severally liable for obligations arising from employment contracts.

As of December 31, 2003, the total amount of these labor claims filed against Telecom, including accrued interest and expenses with respect thereto, was approximately P$16 million. Interest and expenses continue to accrue on this amount until it is paid in full. Telecom believes that the pending claims will not have a significant effect on our results of operations or financial position for these claims for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom in respect of these claims and (2) the Argentine government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom to debit an account of the Argentine government at Banco Nación for any amounts payable by the Argentine government under this indemnity. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to Telecom by issuing 16-year bonds to Telecom. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine government comply with its Transfer Agreement obligations.

Although we cannot assure you as to the outcome of these proceedings, in the opinion of our management and internal legal counsel, the final outcome of these proceedings will not have a material effect on our financial position and results of operations.

Consumer Trade Union Proceedings

In November 1995, Telecom was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom, Telefónica, Telintar and the Argentine government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of the city of Buenos Aires turnover tax, contending that the reduction has not been approved for the region of the city of Buenos Aires. The Court of Appeals rejected some objections and has postponed the consideration of the others until it issues its final decision. In October 2001, the federal Chamber of Appeals for Contentious and Administrative Matters issued a precautionary measure, or the “Precautionary Measure.” The Precautionary Measure requires the Argentine government and the co-sued companies, including Telecom Argentina, “to abstain from applying the corrections set forth in art. 2 of the agreements approved by Decree No. 2585/91 until a final sentence is issued.” On October 29, 2001, Telecom filed an extraordinary appeal to the Argentine Supreme Court of Justice against the Precautionary Measure. The case is currently still pending. This measure suspended the ability of the telecommunications companies to increase tariffs by reference to the U.S. consumer price index. The Public Emergency Law and the reformation of the exchange regime, however, has an analogous result to that proposed by the Precautionary Measure by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies.

On October 22, 2003, Law No. 25,790 was published in the Official Gazette. It provides for the extension (up to December 31, 2004) of the term for renegotiating public works and services contracts provided for by article 9 of the Public Emergency Law. It also provides that the Argentine government’s decisions related to the renegotiations of the above mentioned contracts will not be limited or conditioned by the regulations currently in effect. The extension of the term of the Public Emergency Law through December 31, 2004 was approved by Law No. 25,820 published in the Official Gazette on December 4, 2003. Consequently, Telecom does not expect the claims described above to be continued at this time.

Although we cannot assure you as to the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the possibility that the above-mentioned proceedings will have a significant impact on our financial position is remote.

On August 14, 2003, Telecom was served notice of a legal action brought by “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios” against Telecom, Telefónica and the SC. The action was filed before the Federal Court in Administrative Litigation Matters No. 8 and requests the reimbursement of certain charges related to special equipment included in monthly basic charges billed by Telecom. On August 22, 2003, Telecom contested this claim on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations.

Although we cannot assure you as to the outcome of this proceeding, in the opinion of our management and internal legal counsel, the final outcome of this proceeding will not have a material effect on our financial position and results of operations.

Proceedings Related to Promotion and Protection of Investments

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal commencement of proceedings to resolve its dispute with the Argentine government pursuant to the “Bilateral Agreement between Italy and Argentina Concerning the Promotion and Protection of Investments.” The proceedings are aimed at receiving compensation for the damages deriving from the implementation, on the part of the Argentine government, of measures considered to be detrimental to Telecom Italia’s investment in Telecom. The filing of the notice started a six–month period in which the parties shall attempt to effect an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to initiate specific arbitration proceedings.

In addition, FCR filed notices with the relevant Argentine authorities under the terms and conditions of bilateral agreements between Argentina and France concerning the protection of investments.

Tax Matters

On March 4, 2000, our subsidiary, Micro Sistemas, received a notice from the Secretary of Treasury requesting Micro Sistemas to pay P$1,147,373 in tax with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas. On December 15, 2000, Micro Sistemas sent a response to the tax authority (i) stating that the notice should be nullified because the statutory period for making such a claim had passed and (ii) objecting to the tax authority’s assertion that Micro Sistemas had not complied with the terms and conditions of its special tax rate. This matter is still pending but legal counsel for Telecom has indicated that the possibility that Micro Sistemas will have to pay the tax is remote. Further, if Micro Sistemas is required to pay this tax, Telecom may be able to recover all or a portion of the tax pursuant to the indemnity provided by the former owners of Micro Sistemas pursuant to the contract pursuant to which Micro Sistemas was purchased in 1997.

A criminal court in Argentina is currently reviewing a case commenced by the AFIP against companies that issued invoices for services that would not have been rendered to third parties. In connection with this proceeding, in November 2002 the court required several Argentine companies, including Telecom, to provide tax related information and collected invoices issued by the companies under investigation that were found in their possession. As a result of the query, Telecom initiated internal investigations which revealed that during 2001 Telecom paid invoices to two companies (one of these two companies is the issuer of the invoices that the court collected, as described above), for an amount equal to P$1,200,000 to each company. Until now, Telecom has not been able to confirm that the services itemized in the invoices were effectively rendered to Telecom. The Board of Directors resolved to make any necessary tax adjustments and payments to adjust this matter in accordance with the rights granted under fiscal laws. In June 2004, the President of Telecom’s Board of Directors agreed to appear before the criminal court to provide testimony on this matter. The acting judge ruled that there were no merits to the claim with respect to the President of Telecom’s Board of Directors. Notwithstanding, the judge ruled that the court would continue its investigation with respect to other aspects of this case.

In December 2000, the AFIP initiated a claim for income tax for fiscal years 1993 through 1999, for P$38.2 million based on a difference in the criteria used by Telecom to calculate the depreciation of its fiber optic network. Telecom has filed all formal responses in connection with this claim and understands that its responses will be accepted by the AFIP. In December 2001, the AFIP also initiated a P$2.1 million claim in connection with Telecom’s participation in Telintar, for fiscal years 1993 through 1999. Telecom has also filed all formal responses in connection with this claim and believes that its responses will be accepted by the AFIP. Therefore, Telecom’s management has not made any provisions for these claims.

In December 2003, the AFIP initiated a claim for P$18.5 million as of December 31, 2003 to assess income taxes for the 1997 fiscal year on certain deductions for uncollectible credits. Telecom has filed all formal responses in connection with this claim and believes that its responses will be accepted by the AFIP. Therefore, Telecom’s management has not made any provisions for these claims.

Telecom is currently subject to several administrative and municipal tax claims for an aggregate amount of approximately P$98 million. Telecom believes that these claims may only proceed for an amount up to approximately P$14 million. Telecom has made provisions for this amount.

Additional tax matters are discussed under “Operating and Financial Review and Prospects—Taxes—Turnover Tax.”

General Proceedings

There are several proceedings that have been initiated against us with respect to alleged regulatory violations from 1999 to 2003. If the outcomes of these proceedings are unfavorable to us, they could result in fines of approximately P$7,800,000. For each of these proceedings, we are challenging CNC’s imposition of fines before administrative authorities and/or the courts. The most significant of these proceedings relate to the printing of telephone directories in small font sizes which were allegedly not clear enough to read and did not comply with the terms to remedy such non-compliance for which the CNC imposed a fine of approximately P$1,200,000; problems relating to the implementation of the Genesis system (billing software) for which the CNC imposed a fine of approximately P$900,000; problems relating to failures in the process of presubscribing in several cases for which the CNC imposed a fine of approximately P$890,000; and problems due to the transfer of tax increases to the billing to clients for which the CNC imposed a fine of approximately P$420,000.

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in accordance with Argentine environmental law in relation to our waste management based on liquid drainage at an underground chamber. The action was brought to require Telecom to register with the National Register of Generators and Operators of Hazardous Waste. Such registration requires Telecom to pay an annual fee which is calculated by applying a formula that considers the extent of the hazard and quantity of the waste. Telecom believes that its activities do not generate these wastes, and that the waste in the underground chamber was generated by other parties. Telecom nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite formal responses in connection with this administrative proceeding and we believe that we will not have to register with any environmental agency as a result of this liquid drainage.

For a description of certain administrative appeals made by Telecom with respect to certain regulatory actions, see Item 4: “Information on the Company—Regulatory Framework—Reconsideration Request” and Item 4: “Information on the Company—Regulatory Framework—Regulations Applicable to Mobile Telephone Services.” For a description of certain tax matters, see “Operating and Financial Review and Prospects—Taxes.”

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote of all holders of Telecom’s stock. Under the Argentine Companies Law, dividends may only be declared out of liquid and realized profits determined based on financial statement prepared in accordance with Argentine GAAP and other applicable regulations. For periods prior to September 1, 1995, profits were determined with an inflation adjusted financial statement. For periods subsequent to that date, profits were determined using a financial statement without this adjustment, as required by General Resolution No. 368 of the CNV.

Telecom has not paid any dividends since 2000. At the Telecom annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and our financial condition, Telecom would not pay dividends for the year ended December 31, 2001. In addition, as a result of our net losses for the years ended December 31, 2002 and 2003, under the Argentine Companies Law, Telecom was prohibited from paying dividends and therefore no dividends were paid for the years ended December 31, 2002 or 2003.

		Cash Dividends per Class B Share (1)			Cash Dividends per ADS(2)
		Adjusted for Inflation	Nominal Amounts		Adjusted for Inflation	Nominal Amounts
Period	Payment Dates	P$(3)	P$(4)	US$(5)	P$(3)	P$(4)	US$(5)
Year Ended December 31, 2003	—	—	—	—	—	—	—
Year Ended December 31, 2002	—	—	—	—	—	—	—
Year Ended December 31, 2001	—	—	—	—	—	—	—
Three Months Ended December 31, 2000	May 2001	0.080	0.036	0.036	0.396	0.180	0.180
Year Ended September 30, 2000	January 2001	0.398	0.181	0.181	1.990	0.905	0.905
Year Ended September 30, 1999	February 2000	0.299	0.136	0.136	1.495	0.680	0.680
	December 1999	0.301	0.137	0.137	1.506	0.685	0.685

(1)	Assumes a total of 984,380,978 shares were outstanding in each period.
(2)	Assumes a total of 196,876,196 ADSs were outstanding in each period.
(3)	Represents dividends paid restated for inflation as of February 28, 2003. See “Presentation of Financial Information.”
(4)	Amounts reflect nominal amounts at date of payment.
(5)	Represents nominal amounts at date of payment translated to dollars at the closing rate quoted by Banco Nación on the date of payment.

If our APE proposal is implemented in its proposed form, the significant debt service requirements under the terms of the new notes will significantly reduce the amount of cash we will have available for payment of dividends.

Because Nortel currently owns approximately 54.74% of the common stock of Telecom, it has the power to determine the declaration, amount and payment of dividends by Telecom. Currently, Nortel’s interest in Telecom is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend, interest and redemption payments, are likely to be dividend payments from Telecom and proceeds from any borrowings. Nortel’s vote with respect to our dividends will likely depend on our results of operations, financial condition, debt service requirements, working capital, and capital expenditure requirements, future prospects and other factors deemed relevant by Nortel, including Nortel’s own cash needs.

ITEM 9. THE OFFER AND LISTING

The capital stock of the Company is divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing 51% of the outstanding capital stock of the Company, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing 44% of the outstanding capital stock of the Company, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 5% of the Company’s outstanding capital stock.

As of June 24, 2004, the number of shares authorized and outstanding was as follows:

Class A Shares	502,034,299
Class B Shares	436,323,992
Class C Shares	46,022,687

Total	984,380,978

The Class B Shares are currently listed on the Buenos Aires Stock Exchange. The ADSs representing Class B Shares are currently listed on the New York Stock Exchange under the symbol TEO. Each ADS currently represents 5 Class B Shares.

Because of the serious economic situation in Argentina, the Buenos Aires Stock Exchange has resolved to trade our listed shares in a reduced trading panel since April 2002 (according to the provisions of Section 38(b) of the rules to list on the exchange). Our shares will continue to trade on the reduced trading panel as long as our negative retained earnings absorb the totality of our reserves and more than fifty percent of our adjusted capital stock. Trading of our corporate bonds has also been transferred to a reduced trading panel (according to the provisions of Sections 39(a) and (c) of the exchange rules mentioned above) as a consequence of our suspension of payments on our financial indebtedness and the current position of our shareholders’ equity. In addition, the Buenos Aires Stock Exchange has issued a resolution providing that companies with negative shareholders’ equity can continue listing their securities on the reduced trading panel (rueda reducida) until June 30, 2004, instead of being suspended from listing from the Buenos Aires Stock Exchange. The Buenos Aires Stock Exchange transfers an issuer’s securities to the reduced trading panel (rueda reducida) upon the occurrence of certain negative events, such as a voluntary filing for concurso preventivo or failure to file financial information as required by applicable regulations. A transfer to the reduced trading panel informs investors that a negative event has occurred with respect to an issuer. In addition, our outstanding notes that are listed on the Luxembourg Stock Exchange also have been suspended from listing since April 2002.

The table below shows the high and low closing prices of the Class B Shares in pesos for the periods indicated on the Mercado de Valores de Buenos Aires (the “Buenos Aires Stock Market” or “BASM”), the current principal non-U.S. trading market for such securities. See “The Argentine Securities Market.” The table also shows such high and low closing prices expressed in dollars per Class B Share (1 ADS represents 5 Class B Shares). Prices have been adjusted to reflect dividends. See Item 3: “Key Information Exchange Rates” for the exchange rates applicable during the periods set forth below.

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
1999	7.17	4.12
2000	9.20	2.96
2001	4.49	1.19
2002	3.10	0.56
2003	5.15	1.65

Quarterly
2002
First Quarter	3.10	1.79
Second Quarter	1.40	0.58
Third Quarter	0.80	0.56
Fourth Quarter	1.73	0.70
2003
First Quarter	2.77	1.65
Second Quarter	4.25	2.19
Third Quarter	4.04	3.20
Fourth Quarter	5.15	3.80

Monthly
2003
December	5.15	4.39
2004
January	6.56	5.14
February	6.05	5.30
March	6.50	6.10
April	6.25	4.85
May	5.19	4.19
June (through June 24, 2004)	5.23	4.37

(1)	Reflects peso nominal amounts as of that date.

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

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS(1)
	High	Low
Annual
1999	35.81	20.75
2000	45.94	14.75
2001	22.56	5.79
2002	6.68	0.60
2003	8.83	2.40

Quarterly
2002
First Quarter	6.68	2.64
Second Quarter	2.88	0.60
Third Quarter	1.13	0.66
Fourth Quarter	2.60	1.30
2003
First Quarter	4.60	2.40
Second Quarter	7.42	3.61
Third Quarter	6.95	5.45
Fourth Quarter	8.83	7.35

Monthly
2003
December	8.75	7.35
2004
January	11.05	8.88
February	10.38	9.32
March	11.06	10.43
April	11.00	8.41
May	9.12	7.32
June (through June 24, 2004)	8.82	7.38

(1)	The closing prices have been restated to reflect the change of ratio of ADSs from 10 Class B Shares to 5 Class B Shares effective August 28, 1997.

On June 24, 2004, the reported last sale price of the ADSs on the New York Stock Exchange was US$8.75.

Class B Shares also quote in the Mexican Stock Exchange through the International Quotation System (“SIC”).

The Argentine Securities Market

There are 12 securities exchanges in Argentina, of which 6 (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. As of December 31, 2002, the shares of 83 Argentine companies, excluding mutual funds, were listed on the Buenos Aires Stock Exchange. For the year ended December 31, 2002, the ten most actively traded equity issues represented approximately 73.33% of the total volume of equity traded on the market compared to 88.62% for the previous year. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

The CNV has passed a set of resolutions establishing a system of self-regulatory entities, under which each self-regulatory entity (which currently includes each exchange and the MAE, among others) is responsible for developing and implementing regulations governing its respective stock market, subject to the approval and oversight of the CNV. Since March 1, 1993, in addition to CNV authorization, listing on an exchange or the MAE has been required in order to offer to the public within the territory of Argentina securities other than negotiable obligations (obligaciones negociables) or other notes of private sector issuers. Internal rules of each exchange for its affiliated Stock Market establish conditions for listing securities, admitting brokers, conducting trades and controlling the truthfulness of any information which is required to be reported in connection therewith.

Changes to the legal framework have been introduced permitting issuance and trading of new financial products in the Argentine capital markets, including commercial paper, futures, options and new types of corporate bonds. The Argentine government deregulated brokerage fees and eliminated transfer taxes and stamp taxes on publicly offered securities transactions in November 1991.

On May 22, 2001, the Argentina government issued the Transparency Decree. The intention of the Executive Power was to move towards the creation of an adequate legal framework that may strengthen the level of protection of the investor in the market, the term “investor” encompassing a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Decree were the promotion of the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

A brief summary of the main provisions in the Transparency Decree are mentioned here below:

(i) the Transparency Decree introduces the concept of “negotiable security” following the definition of “security” of the U.S. Securities Act of 1933;

(ii) the Transparency Decree has vested on the administrators and members of the Supervisory Committee, among others, the following duties: (a) to disclose certain events, such as any fact or situation which because of its importance is capable of affecting the value of the securities or the course of negotiation; (b) the duty of loyalty and diligence; (c) the duty to maintain secrecy and (d) the duty to consider the general interests of all shareholders over the interest of the controlling shareholder;

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

The CNV has regulated the Transparency Decree issuing: (i) Resolution No. 400/02 published in the Official Gazette on April 5, 2002, which in general terms refers to: (a) the existence of “concerted practices”; (b) the scenarios where the execution of operations destined to stabilize the market price of securities are allowed; (c) acts or agreements among related parties; (d) voluntary withdrawal from the public offer regime when such affects the shares of the issuer, etc. and (ii) Resolution No. 401/02 of the CNV published in the Official Gazette on April 5, 2002, which regulates the public offering of acquisition and the exchange offer of securities. An Argentine court held that Section 29 of the Transparency Decree was unconstitutional. Section 29 of the Transparency Decree refers to the legal regime for purchases of residual equity interests in a public company.

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below:

	2003	2002	2001	2000	1999
Market capitalization (P$ billions)(1)	543.8	348.1	192.5	165.8	83.9
As percent of GDP(1)	205.0	98.0	70.9	58.2	29.6
Volume (P$ millions)(1)	84,487	71,993	7,519	11,050	12,051
Average daily trading volume (P$ millions)(1)	339.0	308.2	30.6	38.8	47.2
Number of listed companies	186	160	119	125	125

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Sources: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

The Company’s bylaws were registered in the Inspección General de Justicia (General Board of Corporations) on July 13, 1990 under number 4570, book 108, volume “A” of Corporations.

Objects and Purposes

Article I, Section 3 of the bylaws states that the object of the Company is to render, either on its own account or on account of, or in association with, third parties, telecommunications public services, except for radio broadcasting, under the terms, if any, of the licenses granted by relevant authorities. The bylaws authorize the Company to take all actions permitted by law to fulfill the aforementioned objects of the Company.

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

“First: With the denomination of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. it continues working the company constituted under the name of Sociedad Licenciataria Norte Sociedad Anónima and has its legal address in the City of Buenos Aires. In accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting held on April 30, 2003, it is a ‘Company non-Adhered to the Optative Statutory Regime of Public Offer of Mandatory Acquisition. The address of the company could not be transferred outside the Republic of Argentine without the previous authorization of the competent authority or the authority that in the future replaces it’”. On February 18, 2004, Telecom’s shareholders voted to change the Company’s name to “Telecom Argentina S.A.”

Telecom’s capital stock

The following is a summary of the rights of the holders of Telecom’s shares. These rights are set out in the Company’s estatutos sociales (bylaws) or are provided for by applicable Argentine law, and may differ from those typically provided to shareholders of U.S. companies under the corporations laws of some states of the United States.

Limited Liability of Stockholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Argentine law, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the Board of Directors of Telecom has obtained opinions of counsel concerning the compliance of the actions with Argentine law and Telecom’s bylaws (or regulations, if any). Telecom currently intends to obtain similar opinions in the future. Although the issue is not free from doubt, based on advice of counsel, Telecom believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or Telecom’s bylaws or regulations, would not be liable under this provision.

Voting Rights

In accordance with the bylaws, each share entitles the holder thereof to one vote at meetings of the shareholders of Telecom. All of our directors are appointed jointly by shareholders in an ordinary general shareholders’ meeting.

Under Argentine law, shareholders are entitled to cumulative voting procedures for the election of up to one-third of the vacancies to be filled on the Board of Directors and the Supervisory Committee. If any shareholder notifies a corporation of its decision to exercise its cumulative voting rights not later than three business days prior to the date of a shareholders’ meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes represented by their shares for each candidate. The candidates receiving the most votes are elected to the vacancies filled by cumulative and non-cumulative voting. If no candidate for a particular vacancy receives an absolute majority of votes, the two candidates that received the most votes will participate in a run-off election, and the candidate receiving the most votes in the run-off election will be deemed elected.

In addition, any person who enters into a voting agreement with other stockholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement with the CNV.

Meetings of Stockholders

Stockholders’ meetings may be ordinary meetings or extraordinary meetings. Telecom is required to hold an annual ordinary meeting of stockholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Companies Law and Article 72 of Law No. 17,811 (as amended by the Transparency Decree), including but not limited to:

•	approval of our financial statements and general performance of the directors for the preceding fiscal year;

•	election, removal and remuneration of directors and members of the Supervisory Committee; and

•	allocation of profits.

Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary stockholders’ meetings may be called at any time to consider matters beyond the scope of the ordinary meeting, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another, etc. Stockholders’ meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene stockholders’ meetings upon the request of any stockholder or group of stockholders holding at least 5% in the aggregate of Telecom’s capital stock. If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV or by the courts.

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

Class B shares represented by ADSs will be voted by the Depositary in accordance with instructions of the holders of the ADSs. In order for voting instructions to be valid, the Depositary must receive them on or before the date specified in the relevant notice. There is no guarantee that an ADS holder will receive voting materials in time to instruct the Depositary to vote.

The quorum for ordinary meetings consists of a majority of the stock entitled to vote and resolutions may be adopted by the affirmative vote of a majority of the stockholders present that have issued a valid vote, without counting voluntary abstentions. If no quorum is present at the meeting, a second meeting may be called at which stockholders present, whatever their number, shall constitute a quorum and resolutions may be adopted by a majority of the stockholders present. The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if a quorum is not present at the first meeting, the quorum requirement for the second meeting will be 30% of the stock entitled to vote. In both cases, decisions are adopted by a majority of valid votes, except for certain fundamental matters such as:

•	mergers and spin-offs, when Telecom is not the surviving entity and the surviving entity is not listed on any stock exchange;

•	anticipated liquidation;

•	change of our domicile to outside Argentina;

•	total or partial repayment of capital; or

•	a substantial change in the corporate purpose.

Each of these actions requires a favorable vote of more than 50% of all the stock entitled to vote.

In some of these cases, a dissenting stockholder is entitled to appraisal rights.

Any resolution adopted by the shareholders at ordinary or extraordinary shareholders’ meetings that affects the rights of one particular class of stock must also be ratified by a special meeting of that class of stockholders governed by the rules for ordinary meetings.

Dividends

Dividends can be lawfully paid and declared only out of our realized and liquid profit.

The Board of Directors submits to the stockholders for approval at an ordinary meeting of stockholders our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors. The stockholders, upon approving the financial statements, determine the allocation of our net profits (if any). The Argentine Companies Law requires Argentine companies to allocate 5% of any net profits to legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve, contingency reserve or other account, or a combination thereof, all as determined by the stockholders. Dividends may not be paid if the legal reserve has been impaired. Notwithstanding, the obligation to pay declared dividends expires three years after the distribution date pursuant to Section 17 of our bylaws, as amended by the shareholders’ meeting held on April 24, 2002.

Capital Increase and Reductions

Telecom may increase its capital upon authorization of the stockholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the stockholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Reduction is mandatory when losses have exceeded reserves and at least 50% of the stated capital. Nevertheless, the application of the rule of the Argentine Companies Law that establishes the mandatory reduction of capital in this case is suspended until December 10, 2004.

The Buenos Aires Stock Exchange has issued a resolution providing that companies with a negative shareholders’ equity can continue listing their securities on the reduced panel (“rueda reducida”) until June 30, 2004 instead of being suspended from listing on the Buenos Aires Stock Exchange.

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

Conflicts of Interest

A stockholder that votes on a business transaction in which its interest conflicts with that of Telecom may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See Item 3: “Key Information - Risk Factors — Risk Factors Relating to Argentina Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.”

Redemption or Repurchase

Telecom’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Pursuant to the Argentine Commercial Companies Law, Telecom may repurchase the stock with retained earnings or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business (subject to stockholder ratification) or in connection with a merger or acquisition. In addition, Telecom can purchase up to 10% of its capital stock in the Buenos Aires stock exchange pursuant to the transparency decree complying with the requirements and procedures stated therein. If the purchase is made pursuant to the Transparency Decree, Telecom must resell the repurchased shares within three years and must give stockholders a preemptive right to purchase the shares. If the purchase is made according to the Argentine Commercial Companies Law, the repurchased shares must be sold within one year, unless the shareholders extend the term.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at stockholders’ meetings such as a merger of Telecom into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or our shares cease to be traded publicly, any stockholder dissenting from the adoption of any resolution may withdraw from Telecom and receive the book value per share determined on the basis of our annual financial statements (as approved by the annual ordinary stockholders’ meeting), provided that the stockholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting stockholder. This right must be exercised within 15 days following the meeting if the dissenting stockholder was absent and can prove that he was a stockholder on the day of the meeting. In the case of a merger of Telecom or a spin-off of Telecom, no appraisal rights may be exercised if Telecom is the surviving company.

Appraisal rights are extinguished if the resolution is subsequently overturned at another stockholders’ meeting held within sixty days of the expiration of the time period during which absent stockholders may exercise their appraisal rights.

Payment on the appraisal rights must be made within one year of the date of the stockholders’ meeting at which the resolution was adopted. If the resolution was to cease to publicly offer our stock, the payment period is reduced to sixty days from the date of the resolution.

Notwithstanding the foregoing, should Telecom decide to cease trading its shares publicly, pursuant to Section 31 of the Transparency Decree, a tender offer by Telecom must be conducted prior to the exercise of appraisal rights by any stockholder.

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

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Class B Shares. Notwithstanding the foregoing, new regulations recently implemented by the CNV require that all shareholders that are companies in the Republic of Argentina who register to participate at a shareholders’ meeting should provide details of their registration in the Republic of Argentina. Non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Sections 118 and 123 of the Argentine Companies Law.

Change of Control

There are no provisions in the bylaws of Telecom which may have the effect of delaying, deferring or preventing a change in control of Telecom and that would only operate with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. However, the Privatization Regulations and the List of Conditions as modified by Resolutions SC 111/03 and 29/04 prohibit (i) any transfer of our capital stock that reduces Nortel’s ownership of Telecom to less than 51%, or (ii) any transfer of shares of Nortel that reduces the actual shareholding of the ordinary shareholders to less than 51% of the voting stock of Nortel.

Under the Transparency Decree and General Resolution No. 401/02 of the CNV, a party that wishes to obtain either a majority or significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders. This regulation applies to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime. On April 30, 2003, our shareholders voted not to adopt the regime established by the Transparency Decree and General Resolution No. 401/02, or Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

Code of Business Conduct and Ethics

The Company has developed a Code of Business Conduct and Ethics which has been approved by its Board of Directors. See Exhibits 12.2 and 12.3 of this annual report on Form 20-F.

Comparison of Corporate Governance Standards

For a comparison of the significant ways in which Telecom’s corporate governance policies differ from those followed by U.S. companies under NYSE listing standards, please see our website at <www.telecom.com.ar>, which contains a discussion of significant differences between Telecom’s corporate governance practices and the practices of U.S. companies under the NYSE’s Listed Company Manual.

MATERIAL CONTRACTS

For information regarding the Management Contract, see Item 4: “Information on the Company—The Business Management Contract.”

EXCHANGE CONTROLS

Increases in Argentine inflation or devaluation of the peso could adversely affect our operating results. As a result of inflationary pressures, the Argentine currency has been devalued repeatedly during the last 30 years. During that period, the economic authorities in Argentina have utilized a number of exchange rate systems. Macroeconomic instability has led to broad fluctuations in the real exchange rate of the Argentine currency relative to the dollar.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Argentine government. From April 1, 1991, when the Convertibility Law became effective, until January 6, 2002, the Argentine currency was freely convertible into dollars. Under the Convertibility Law, the Central Bank was obligated to have a reserve in foreign currencies, gold and public bonds denominated in foreign currency (at their market value) equal to the amount of the outstanding Argentine currency and to sell dollars at a rate of not more than P$1.00 per US$1.00. The Central Bank followed a policy to seek to prevent the appreciation of the peso significantly above the P$1.00 per US$1.00 level by purchasing dollars at a rate of not less than P$0.998 per US$1.00. Under the Argentine government’s medium-term program agreed to with the IMF, the convertibility scheme would maintain the fixed convertibility ratio of one peso per U.S. dollar. In June 2001, the Argentine government passed a new law to reform the Convertibility Law, pegging the Argentine peso to a basket composed of an equal percentage of U.S. dollars and euro. This reform would have become effective once the euro reached parity with the dollar.

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

Heightened demand for scarce dollars caused the dollar to trade well above the P$1.40 per dollar rate used by the Argentine government. On February 8, 2002, the executive branch announced the elimination of the dual exchange rate in favor of a single floating rate for all transactions. In addition, since February 3, 2002, the executive branch has imposed several banking holidays, thereby freezing the banking system for days at a time.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. On February 8, 2002, the Central Bank issued Communication “A” 3471, which stated that single and free exchange transactions can only be performed with entities authorized by the Central Bank to operate in foreign exchange. Item 4 of the communication stated that the exchange sale transactions in the single and free exchange market shall be performed using peso bills.

Beginning in January 2003, the restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest were progressively reduced by Comunicación “A” 3843 dated December 26, 2002, as amended by Comunicación “A” 3866 dated January 16, 2003, by Comunicación “A” 3880 dated February 13, 2003, by Comunicación “A” 3895 dated March 13, 2003 and by Comunicación “A” 3908 dated March 27, 2003 and Comunicación “A” 3944 dated May 6, 2003 and Comunicación “A” 3688 dated August 7, 2002.

In accordance with Comunicación “A” 3973 dated July 1, 2003, as amended by Comunicación “A” 4142 dated May 18, 2004, the Central Bank’s prior approval is no longer required for the following payments:

•	total or partial payment of principal debts in connection with financial loans, bonds and other securities the payment of which is owed to persons or entities that are not residents of Argentina, provided that these payments are made within 90 days prior to the date they become due and as long as they are made after 180 days as of the entrance and liquidation of the funds disbursed pursuant to such debt.

•	the total or partial payment in advance (with no limitation in time) of principal in connection with financial loans, bonds and other securities the payment of which is owed to persons or entities that are not residents of Argentina, provided that the following conditions are met:

•	if the payment is not made as part of a debt restructuring process, the foreign currency amount to be used to prepay debt with persons or entities that are not residents of Argentina shall not be higher than the present value of the portion of the debt being cancelled; or

•	if the payment is made as part of a debt restructuring process with persons or entities that are not residents of Argentina, the new debt terms and conditions and the cash payment to be made shall not imply an increase in the present value of the debt.

In addition, Comunicación “A” 3843, as amended, and Comunicación “A” 4142 state that prior authorization from the Central Bank is no longer required for payment of accrued interest, at any time, to persons or entities that are not residents of Argentina.

Pursuant to Comunicación “A” 3722, as amended, individuals and legal entities must obtain the Central Bank’s prior approval for transactions regarding the acquisition of foreign currency for the following purposes: individuals’ foreign portfolio investments, residents’ other foreign investments, legal entities’ foreign investment, and purchases of foreign currency to be kept in custody within Argentina. Comunicación “A” 3909 and Comunicación “A” 4128, as amended by Comunicación “A” 3944, states that this prior authorization will no longer be required by individuals and legal entities with residence in Argentina for the purpose of purchase of foreign currency as long as:

(i)	the purchases do not exceed an aggregate amount of US$2,000,000 per month; or

(ii)	the amount in pesos to be paid for the foreign currency does not exceed the equivalent of the amount paid by that individual or legal entity to the Argentine tax administration in the previous calendar month for the prior month with respect to exportation duties plus three times the amount paid as tax on deposits and withdrawals of bank accounts.

Comunicación “A” 3998, as amended by Comunicación “A” 4066, states that in addition to the maximum amounts set forth in (i) and (ii) above, individuals and legal entities with residence in Argentina will not be required, up to June 30, 2004, to obtain the Central Bank’s prior approval for the purpose of purchase of foreign currency, provided that:

(a)	the amounts are used before December 31, 2004 to cancel bonds, syndicated financial loans, financial loans granted by foreign banks, debt held by foreign banks or certain other debt;

(b)	foreign currency purchased pursuant to Comunicación “A” 3998 and the related rules and Comunicación “A” 3722 (as amended) may not exceed US$40,000,000 per month; and

(c) the aggregate of foreign currency purchased pursuant to Comunicación “A” 3998 plus any foreign currency deposited in trusts pursuant to Comunicación “A” 3872 (as amended) plus foreign currency purchased pursuant to specific Central Bank authorizations, may not exceed 25% of the total outstanding principal debt subject to restructuring or the aggregate of unmatured or past-due interest and past-due principal subject to restructuring.

Payments abroad for services rendered can be freely made if the service is rendered by a non-resident in Argentina. If the nature of the service to be paid does not have a direct relation to Telecom’s business activity, a copy of the original agreement under which the obligation must be paid shall be filed with the relevant financial entity, together with a written statement as to its existence signed by an external auditor or a public accountant whose signature must be certified by the FACPCE.

There can be no assurance that the Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors or for dividend payments by Telecom to its foreign shareholders.

TAXATION

Argentine Taxes

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina, and regulations thereunder, in effect as of the date of this annual report on Form 20-F and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.

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

Though as a rule the Tax Law does not explicitly apply to legal entities domiciled outside Argentina, pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, the tax corresponding to the shares of stock corporations, such as the ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares, or equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled within the country or in a foreign country, and/or companies and/or any other legal entity located in a foreign country, shall be assessed and paid by the corresponding Argentine company issuer of the shares, such as Telecom.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted of P$102,300 shall not be applicable. The tax so paid shall be considered as a definitive payment.

Pursuant to the above mentioned, it is presumed - without the right to rebut such presumption - that shares of stock corporations, such as the ADSs (held in book entry form or evidenced by ADRs) and the Class A, B and C Shares, and/or equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

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

Therefore, ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentine will be subject to this tax which, as mentioned above, shall be paid by Telecom on behalf of such holders of ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares. As of the date of this annual report no effective procedure has been developed which would allow the Company to collect from its shareholders the amount of this tax paid by the Company on their behalf. No assurances can be made that Telecom will be successful in the collection of the refunds from the holders of ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares. It is possible that said payments of the tax on behalf of such holders will result in losses for Telecom and, in practical terms, constitute an additional expense for Telecom.

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

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the underlying Class B Shares.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the reduced rate of tax applicable to dividends received by certain non-corporate tax holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced rate of tax for dividends received by certain non-corporate holders described below, could be affected by actions taken by the parties to whom ADSs are released.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will be included in the income of a U.S. Holder as ordinary dividend income. Subject to applicable limitations, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. However, amounts paid on account of the personal assets tax will not be eligible for credit against the U.S. Holder’s federal income tax liability will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. To the extent that a distribution exceeds Telecom’s current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or Class B Shares, and thereafter as capital gain. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss. You should consult your own tax advisors to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

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

Passive Foreign Investment Company rules

Telecom believes that it will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2003. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Telecom will not be considered a PFIC for any taxable year. If Telecom were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or a Class B Share, certain adverse consequences could apply to the U.S. Holder.

If Telecom is treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the ADS or Class B Share would be allocated ratably over the U.S. Holder’s holding period for the ADS or Class B Share. The amounts allocated to the taxable year of the sale or other exchange and to any year before Telecom became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or Class B Shares in excess of 125 percent of the average of the annual distributions on ADSs or Class B Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

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

In 2002, as a result of the macroeconomic and political conditions in Argentina (including the elimination of dollar-peso parity) which diminished the utility of Telecom’s hedging transactions and its ability to comply with its obligations, Telecom terminated its outstanding currency and interest rate swap arrangements. Telecom’s termination of its swap arrangements, which were unwound at fair value and generated losses of approximately P$281 million before income tax, caused its debt obligations to increase by approximately US$75 million.

As of December 31, 2003, Telecom was not party to any derivative financial instruments.

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

The table below provides information in Argentine pesos in respect of Telecom’s debt obligations, by currency, outstanding as of December 31, 2003, which amounts have been translated into pesos at a rate of P$2.93 to US$1.00. With respect to these debt obligations, the table presents principal cash flows and related weighted average interest rates at maturity dates of principal amounts set forth in the instruments governing such obligations as of December 31, 2003.

The information presented in the table reflects the terms of the consolidated debt obligations as set forth in the instruments governing these obligations. However, as a result of the suspension of principal and interest payments on our outstanding financial indebtedness, the holders of these obligations have the right to accelerate the maturity of this indebtedness and to demand payment of the full amounts payable under their respective notes. Accordingly, all of the instruments set forth under the “Total” column were considered due and payable in our financial statements as of December 31, 2003 (except for amounts relating to Telecom Personal’s debt with the TITAN financial trust which has been refinanced as indicated in Note 8 to our consolidated financial statements as of and for the year ended December 31, 2003 and certain debt of Núcleo). Amounts shown for year 2003 include amounts payable on outstanding debt that matured in 2002 but that was not paid due to the suspension of payments commencing in 2002.

	Consolidated Debt as of December 31, 2003
	2003(1)	2004	2005	2006	2007	2008+	Total(3)
U.S. Dollars	3,244	395	216	96	68	130	4,149
Fixed rate	552	50	44	22	21	79	769
Average interest rate(4)	10.10%	6.26%	6.56%	7.13%	7.17%	4.34%	—
Variable rate	2,692	345	171	74	46	50	3,379
Average interest spread of LIBOR	2.30%	3.04%	2.53%	1.87%	1.76%	1.42%	—
Euro(2)	1,612	1,310	12	12	710	766	4,421
Fixed rate	1,612	1,310	12	12	710	74	3,729
Average interest rate(4)	7.37%	8.85%	1.75%	1.75%	8.77%	1.75%
Variable rate	—	—	—	—	—	692	692
Average interest spread of Euribor(4)	—	—	—	—	—	1.50%	—
Japanese yen	255	37	37	37	37	94	497
Fixed rate	72	37	37	37	37	93	315
Average interest rate(4)	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Variable rate	183	—	—	—	—	—	176
Average interest spread of Japanese LIBOR(4)	2.02%	—	—	—	—	—	—
Argentine Pesos	164	—	—	—	—	—	164
Fixed rate	164	—	—	—	—	—	164
Average Interest rate(4)	8.00%	—	—	—	—	—	—

(1)	Amount includes US$532 million of debt denominated in U.S. dollars, €209 million of debt denominated in euro, ¥5,103 million of debt denominated in Japanese yen and P$164 million of debt denominated in pesos, all of which were due to mature in 2002.
(2)	Includes debt originally denominated in Italian Lire.
(3)	May not sum due to rounding.
(4)	Average interest rate is computed based on the weighted average.

Interest Rate Exposure. As of December 31, 2003, 54% of Telecom’s consolidated debt obligations were issued at a fixed interest rate. The remainder of the outstanding debt exposure is set at variable interest rates, principally related to changes in LIBOR. Debt obligations with variable interest rates are mainly based on LIBOR plus specified margins.

Telecom estimates based on the current composition of its balance sheet as of December 31, 2003 that every variation in the interest rates of 100 basis points, plus or minus, to its current floating rate consolidated debt would result in a variation of approximately P$43 million of interest expenses per year, assuming no change in the principal amount of this indebtedness. The analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

Exchange Rate Exposure. Since the Convertibility Law pegged the peso at a value of P$1.00 per US$1.00, exchange rate risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Exchange Controls.” While the Convertibility Law was in effect, Telecom used derivative financial instruments to partially hedge its exposure to foreign exchange rate fluctuations related to its indebtedness not denominated in U.S. dollars. Telecom terminated all of its outstanding currency and interest rate swap arrangements in 2002.

Telecom’s results of operations are very susceptible to changes in the peso/dollar and peso/euro exchange rates because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in dollars or euro. As of December 31, 2003, a substantial majority of Telecom’s consolidated debt obligations (approximately 98%) were issued in currencies other than the Argentine peso. As of December 31, 2003, approximately 45% of Telecom’s financial debt was issued in U.S. dollars, approximately 48% was issued in euro (or predecessor currencies) and approximately 5% was issued in Japanese yen.

Telecom estimates, based on composition of its balance sheet as of December 31, 2003, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$309 million of its consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

As of December 31, 2003, Telecom had certain non-current investments in bonds issued by the Argentine government and Argentine provinces. The book value of these investments as of December 31, 2003 was approximately P$35 million. In addition, Telecom had certain current investments in Argentine government bonds and foreign sovereign bonds. The book value of these investments as of December 31, 2003 was approximately P$76 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine government concerning adjustment of regulated rates, on April 2, 2002, Telecom announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom announced the suspension of interest payments on their outstanding financial indebtedness. In accordance with these announcements, Telecom and its subsidiaries (including Núcleo) have failed to make an aggregate of approximately US$2.0 billion of scheduled principal and interest payments on their financial indebtedness as of March 31, 2004.

As a result of the developments referred to above, Telecom has defaulted in respect of its outstanding financial indebtedness. The aggregate principal amount of Telecom and its subsidiaries’ outstanding debt (including accrued but unpaid interest, penalties and post-default interest rate increases) as of March 31, 2004 was approximately US$3.5 billion. Telecom’s and its subsidiaries’ indebtedness generally consists of loan agreements and medium-term notes denominated in various currencies.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Telecom’s audit committee consists of at least one audit committee financial expert, Mr. Julio Pedro Naveyra, a certified public accountant and a former managing partner of PricewaterhouseCoopers (formerly Coopers & Lybrand Argentina) from October 1991 until his retirement in 2000. From 1973 until 1975, Mr. Naveyra worked in the United States for professional training purposes, where he was an audit supervisor and manager with Coopers & Lybrand Detroit. Mr. Naveyra was also a former Chairman of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, (CPCECABA) from 1983 through 1985, and a former Chairman of the Technical Institute of Public Accountants from 1979 through 1980. Based on Mr. Naveyra’s professional background and training, Telecom has determined that he meets the criteria for an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Board of Directors of Telecom has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Telecom. See Exhibits 12.2 and 12.3 to our annual report

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees charged by our principal accountants (in millions of pesos) for the years ended December 31, 2003 and 2002.

Services Rendered	2003	2002	Total
	(P$ millions)
Audit Fees(1)	2.5	1.7	4.2
Audit-Related Fees	—	0.4	0.4
Tax Fees	0.2	0.2	0.4
All Other Fees	—	—	—
Total	2.7	2.3	5.0
(1)	Includes fees related to the audit of the consolidated financial statements as of December 31, 2003 and 2002, limited reviews of interim financial statements presented during 2003 and 2002, SEC filing reviews and other attest services.

Audit Committee Pre-Approval Policies and Procedures

On March 22, 2004, Telecom’s Board of Directors’ approved policies and procedures relating to the pre-approval of auditors’ services and other permitted services (collectively, “Pre-Approval Procedures”) for the engagement of any service provided by external auditors to Telecom and subsidiaries under Telecom’s control. Telecom’s Board performed Pre-Approval Procedures until April 19, 2004, after which Pre-Approval Procedures were performed by the Audit Committee.

The Pre-Approval Procedures provide for services that require:

•	specific pre-approval - to be approved on a case-by-case basis; and

•	general pre-approval - any category or general kind of service that come within the guidelines established to safeguard auditor independence and come within the maximum amounts set by the Audit Committee.

The Pre-Approval Procedures also provide for the following categorization of services:

“Prohibited services” are those services that external auditors are not allowed to provide based on prohibitions contained in the statutory rules of Argentina and the United States (i.e. bookkeeping; financial information system design and implementation; appraisal or valuation services, fairness opinions or contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions; broker/dealer, investment adviser, or investment banking services; expert services unrelated to the audit).

“Permitted Services” include (a) audit services; (b) audit-related services; (c) tax services, and (d) other services. Moreover, the services included in each category were also detailed, and, were appropriate, any limits imposed on the provision thereof to ensure External Auditors’ independence.

The Pre-Approval Procedures also require pre-approval for the following services:

•	Annual audit and quarterly reviews of Telecom’s financial statements: the Audit Committee is required to approve the terms for the engagement and remuneration of such services.

•	Other “Audit Services”: the Audit Committee is required to define the services that will be subject to general pre-approval on an annual basis, setting the annual service fee amount, or the annual amount allocated to each individual service category, or to each service, within which fee caps the provision shall receive general pre-approval.

•	“Audit-related Services” and “Tax Services”: the Audit Committee is required to define the categories or types of services that will receive general pre-approval, provided that they fall within the annual fee cap set for that service, and establish the guidelines for prior engagement of these services.

•	Other Permitted Services: are not subject to general pre-approval, and any other services require specific pre-approval by the Audit Committee for each service.

•	Delegation: the Audit Committee may solely delegate the specific pre-approval of services with any of its members that qualify as an “Independent Director”. An Independent Director must immediately report to the Audit committee after engaging any service by delegation. Under no circumstances may the authority to either approve or pre-approve services be delegated to Telecom’s management.

•	Disclosure of overall billed fees: external auditors shall include in their audit reports the information about the relationship between the overall fees paid in respect of Audit Services and of services other than audit services. In addition, the Audit Committee shall, on a yearly basis, prepare a report to the Board which will be included in Form 20-F, providing a detailed account of all fees invoiced by External Auditors to the Company and to its controlled companies, grouped into four categories, namely, audit fees, audit related fees, tax consultation fees and all other fees described in the first three bullet points above.

•	Subsidiaries under Telecom’s Control: the Pre-Approval Procedures also apply to the services provided by external auditors to subsidiaries under Telecom’s control.

•	Additional Requirements: the Audit Committee is required to adopt additional measures to fulfill its supervisory obligations related to external auditors’ duties, in order to ensure the independence from Telecom, such as the review of a formal written statement by the external auditors outlining all relations existing between them and Telecom, in accordance with Rule No. 1 of the Independence Standards Board, and discussions with the external auditors and the methods and procedures that have been designed to ensure their independence.

•	Amendments: the Audit Committee has authority to amend the Pre-Approval Procedures, rendering an account of any such amendment to the Board of Directors during the first meeting of the Board of Directors held after making the amendments.

If Telecom’s external auditors are to provide any service, the service must either be granted general pre-approval or specific pre-approval under the Pre-Approval Procedures. The Pre-Approval Procedures require the Audit Committee to consider whether the services to be provided are consistent with the legal and professional rules in effect in Argentina and the United States relating to external auditors’ independence. Every six months, the Audit Committee is required to report to the Board of Directors on all services provided by external auditors to Telecom and its subsidiaries.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-80.

The following financial statements are filed as part of this Form 20-F:

Page
Telecom Argentina S.A.:
Reports of Independent Registered Public Accounting Firms
Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002	F-1
Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001	F-2
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001	F-3
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-4
Index to the Notes to the Consolidated Financial Statements for the year ended December 31, 2003	F-5
Notes to the Consolidated Financial Statements for the year ended December 31, 2003	F-6

ITEM 19. EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom, as amended, which include its corporate charter (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790) filed on June 18, 2004).

1.2	Estatutos (bylaws) of Telecom, as amended, which include its corporate charter (English translation) (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790) filed on June 18, 2004).

2.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 33-86048)).

2.2	Indenture between Telecom and Morgan Guaranty Trust Company of New York, as trustee, dated September 1, 1994, together with First through Fifth Supplemental Indentures thereto (incorporated by reference to Exhibit 4.2 to Telecom’s registration statement on Form F-3 (No. 333-11822)).

2.3	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated November 15, 1995, as amended (incorporated by reference to Exhibit 4.1 to Telecom’s registration statement on Form F-1 (No. 33-98258) filed on October 17, 1995).

2.4	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated as of March 8, 2000 (incorporated by reference to Exhibit 4.4 to Telecom’s registration statement on Form F-3 (No. 333-11822)).

2.5	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated as of April 25, 1997, together with Supplemental Indentures thereto (incorporated by reference to Exhibit 2.5 to Telecom’s Annual Report on Form 20-F for 2001).

2.6	First Supplemental Indenture dated October 3, 2001 to the Indenture dated as of March 8, 2000 between Telecom and First Trust of New York, National Association, as trustee (incorporated by reference to Exhibit 2.6 to Telecom’s Annual Report on Form 20-F for 2001).

2.7	Sixth Supplemental Indenture dated as of May 3, 2002 to the Indenture dated as of September 1, 1994 between Telecom and First Trust of New York National Association, as trustee (incorporated by reference to Exhibit 2.7 to Telecom’s Annual Report on Form 20-F for 2001).

4.1	Management Contract among Telecom Argentina S.A., Telecom Italia S.p.A. and France Cables et Radio S.A. dated August 9, 1999 (together with free translation in English) (incorporated by reference to Exhibit 10.1 to Telecom’s Annual Report on Form 20-F for 1999).

4.2	Amended and Restated Shareholders’ Agreement between STET Societá Finanziaria Telefonica p.a., and France Cables et Radio S.A. (incorporated by reference to Exhibit 10.9 to Telecom’s registration statement on Form F-1 (No. 33-98258) filed on October 17, 1995).

4.3	Amendment to the Amended and Restated Shareholders’ Agreement dated August 12, 1999 (incorporated by reference to Exhibit 4.3 to Telecom’s Annual Report on Form 20-F/A for 2000).

4.4	Temporary Amendment to the Management Contract among Telecom Argentina S.A., Telecom Italia S.p.A. and France Cables et Radio S.A. dated August 9, 1999 (together with free translation in English) (incorporated by reference to Exhibit 4.4 to Telecom’s Annual Report on Form 20-F for 2001).

4.5	Amendment to the Management Contract among Telecom Argentina S.A., Telecom Italia S.p.A. and France Cables et Radio S.A. dated August 9, 1999 (together with free translation in English)(incorporated by reference from Exhibit 4.5 to Telecom’s Annual Report on Form 20-F for 2002).

8.1	List of Subsidiaries.

12.1	Certification of the CEO and CFO of Telecom Argentina S.A. pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.

12.2	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Exhibit 12.2 to Telecom’s Annual Report on Form 20-F for 2002).

12.3	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Exhibit 12.2 to Telecom’s Annual Report on Form 20-F for 2002).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

By:	/s/ Carlos Felices
Name:	Carlos Felices
Title:	Chief Executive Officer

Dated: June 30, 2004

TELECOM ARGENTINA S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

CONSOLIDATED FINANCIAL STATEMENTS

TELECOM ARGENTINA S.A.

(formerly Telecom Argentina STET-France Telecom SA)

Consolidated Financial Statements

as of December 31, 2003 and 2002 and for the years

ended December 31, 2003, 2002 and 2001

$ : Argentine peso

US$ : U.S. dollar

$2.93 = US$1 as of December 31, 2003

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Telecom Argentina S.A. (formerly Telecom Argentina STET-France Telecom S.A.) (*)

1.	We have audited the accompanying consolidated balance sheet of Telecom Argentina S.A. and its subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina.

4.	In our opinion, with the exception of the matter described in the preceding paragraph, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina.

5.	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 12 to the accompanying consolidated financial statements as of December 31, 2003 and for the year then ended, the Company defaulted on its principal and interest debt obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 12. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.	Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina

March 9, 2004

(*) On February 18, 2004, an extraordinary and ordinary shareholders meeting approved the change of the legal name of the Company to Telecom Argentina S.A. This change is pending registration with the Argentine Commercial Registry. The term Telecom Argentina S.A. has been used in this report to refer to the Company.

PRICE WATERHOUSE & CO.		PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. Member firm of Ernst & Young Global

By	/S/ JUAN C. GRASSI (PARTNER)	/S/ EDUARDO C. CODURI (PARTNER)

	Juan C. Grassi	Eduardo C. Coduri (Partner)

Report of Independent Auditors

To the Board of Directors and Shareholders of

Telecom Argentina STET-France Telecom S.A.

We have audited the accompanying consolidated balance sheet of Telecom Argentina STET-France Telecom S.A. (“Telecom” or the “Company”) as of December 31, 2002 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Telecom Personal S.A. (“Telecom Personal”), a majority-owned subsidiary of the Company, which statements reflect total assets of Ps.2,951 million at December 31, 2002 , and total revenues of Ps.1,028 million and Ps.1,741 million for the years ended December 31, 2002 and 2001, respectively. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph regarding the existence of substantial doubt about Telecom Personal’s ability to continue as a going concern. Our opinion, insofar as it relates to data included for Telecom Personal, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom at December 31, 2002 and the consolidated results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in Argentina.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 12 to the accompanying consolidated financial statements as of December 31, 2002 and for the year then ended, the Company defaulted on its principal and interest debt obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2002. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 12. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from U.S. generally accepted accounting principles and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina

March 10, 2003

HENRY MARTIN, LISDERO Y ASOCIADOS
Member firm of Ernst & Young Global

/S/ ALDO O. CARUGATI (PARTNER)

Aldo O. Carugati
Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Telecom Personal S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity, present fairly, in all material respects, the financial position of Telecom Personal S.A. and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered net losses in the year ended December 31, 2002 of Argentine $ 905 million and has an accumulated deficit and negative working capital as of December 31, 2002 of Argentine $1.001 million and Argentine $ 1.756 million, respectively. In addition, as more fully described in Note 13 to the financial statements, as a result of the current macroeconomic situation in Argentina, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina Stet-France Telecom S.A., the Company’s parent company, decided to suspend the payment of principal and related interest, respectively, on its financial debt and that of its subsidiaries in Argentina, which includes that of the Company. Through the date of this report, the Company has not paid principal and related interest aggregating US$ 271 million, Argentine $ 201 million and JPY 3.837 million. All of these matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Buenos Aires, Argentina

March 7, 2003

PRICE WATERHOUSE & CO.

By	/S/ JUAN C. GRASSI (PARTNER)

Juan C. Grassi (Partner)

$	=	Argentine Peso
US$	=	U.S. dollar
JPY	=	Yens

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Consolidated Balance Sheets as of December 31, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	As of December 31,
	2003	2002
ASSETS
Current Assets
Cash and banks	$26	$53
Investments	2,441	1,362
Accounts receivable, net	581	609
Other receivables, net	150	64
Inventories, net	14	12
Other assets	3	3

Total current assets	3,215	2,103

Non-Current Assets
Accounts receivable, net	—	1
Other receivables, net	193	143
Investments	47	59
Fixed assets, net	8,001	9,689
Intangible assets, net	845	946

Total non-current assets	9,086	10,838

TOTAL ASSETS	$12,301	$12,941

LIABILITIES
Current Liabilities
Accounts payable	$451	$394
Debt	9,996	11,135
Salaries and social security payable	77	61
Taxes payable	151	118
Other liabilities	25	25
Contingencies	15	9

Total current liabilities	10,715	11,742

Non-Current Liabilities
Debt	86	145
Salaries and social security payable	30	29
Other liabilities	39	29
Contingencies	210	142

Total non-current liabilities	365	345

TOTAL LIABILITIES	$11,080	$12,087

Minority interest	32	9
Foreign currency translation adjustments	21	28
SHAREHOLDERS’ EQUITY	$1,168	$817

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,301	$12,941

The accompanying notes are an integral part of these consolidated financial statements.

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	Years ended December 31,
	2003	2002	2001
Net sales	$3,753	$4,012	$7,056
Cost of services	(2,640)	(2,893)	(3,657)

Gross profit	1,113	1,119	3,399
General and administrative expenses	(222)	(281)	(541)
Selling expenses	(784)	(1,042)	(1,985)

Operating income (loss)	107	(204)	873
Equity gain (loss) from related companies	2	(23)	(6)
Amortization of goodwill	—	(10)	(18)
Financial results, net	48	(5,302)	(507)
Other expenses, net	(168)	(176)	(130)
Gain on repurchase of debt	376	—	—

Net income (loss) before income tax and minority interest	365	(5,715)	212
Income tax benefit, net	7	1,304	(112)
Minority interest	(21)	25	—

Net income (loss)	$351	$(4,386)	$100

Net income (loss) per share	0.36	(4.46)	0.10

The accompanying notes are an integral part of these consolidated financial statements.

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Consolidated Statements of Changes in Shareholders’ Equity for the years ended

December 31, 2003, 2002 and 2001

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated results				Total Shareholder’s equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Future dividends reserve	Retained earnings/ Accumulated deficit	Total
Balances as of January 1, 2001	$984	3,044	4,028	299	391	853	1,543	$5,571
Board of Directors’ Resolution of January 17, 2001:
- Cash dividends (0.39 per share)	—	—	—	—	(391)	—	(391)	(391)
As approved by the Shareholders’ Ordinary Meeting held on April 24, 2001:
- Legal Reserve	—	—	—	(25)	—	25	—	—
- Cash dividends (0.08 per share)	—	—	—	—	—	(77)	(77)	(77)
Net income	—	—	—	—	—	100	100	100

Balances as of December 31, 2001	984	3,044	4,028	274	—	901	1,175	5,203
As approved by the Shareholders’ Ordinary Meeting held on April 24, 2002:
- Legal Reserve	—	—	—	3	—	(3)	—	—
Net loss	—	—	—	—	—	(4,386)	(4,386)	(4,386)

Balances as of December 31, 2002	984	3,044	4,028	277	—	(3,488)	(3,211)	817
Net income	—	—	—	—	—	351	351	351

Balances as of December 31, 2003	$984	3,044	4,028	277	—	(3,137)	(2,860)	$1,168

The accompanying notes are an integral part of these consolidated financial statements.

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$351	$(4,386)	$100
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other receivables	12	191	567
Depreciation of fixed assets	1,768	1,980	1,690
Amortization of intangible assets	109	111	134
Equity (gain) loss from related companies	(2)	23	6
Amortization of goodwill	—	10	18
Consumption of materials	39	47	65
Fixed assets disposal	8	50	5
Net book value of fixed assets sold	1	—	2
Provision for contingencies	90	101	39
Gain on repurchase of debt	(376)	—	—
Interest and other financial results	32	4,568	564
Minority interest	21	(25)	—
Income tax benefit, net	(8)	(1,304)	(123)
Net decrease (increase) in assets	(366)	998	(216)
Net increase (decrease) in liabilities	336	(697)	(419)

Total cash flows provided by operating activities	2,015	1.667	2,432

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(162)	(390)	(1,156)
Intangible asset acquisitions	(6)	(24)	(255)
Proceeds from the sale of fixed assets	3	2	2
(Increase) decrease in investments not considered as cash and cash equivalents	(180)	100	(9)

Total cash flows used in investing activities	(345)	(312)	(1,418)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	—	18	1,594
Repurchase of debt	(11)	(42)	(1,442)
Payment of debt	(422)	—	—
Payment of interest and debt-related expenses	(335)	(446)	(964)
Dividends paid	—	—	(467)

Total cash flows used in financing activities	(768)	(470)	(1,279)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	902	885	(265)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,314	429	694

CASH AND CASH EQUIVALENTS AT YEAR END	$2,216	$1,314	$429

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Index to the Notes to the Consolidated Financial Statements

(Notes 1 to 17 to the Consolidated Financial Statements are in millions of Argentine pesos, except as otherwise indicated.)

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” and together with its subsidiaries, the “Company”) was created by a decree of the Argentine government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of the change in the controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications. As of the date of these financial statements, the amendment of the by-laws and change of legal name is pending approval from the CNV. Once the approval is obtained, these transactions will be recorded in the Public Registry of Commerce.

The Company provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how. See Note 7 for an update of the management agreement.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Telecom Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of December 31, 2003

As of December 31, 2003, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2003, the Company’s subsidiaries have been granted the following licenses:

•	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile cellular radiocommunication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities; and

•	the Company’s bankruptcy.

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

•	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(c) Renegotiation of agreements with the Argentine government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“CPI”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The end of the relation $1 = US$1 (“pesification” of tariffs);

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contracts entered into by privatized companies with the Argentine government.

The Argentine government is entitled to renegotiate the agreements based on the following criteria:

•	The impact of the rates on the economy and its effect on people’s income;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the government and future and on-going investments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies are not entitled to modify, directly or indirectly, the prices and tariffs for public services while the renegotiation talks with the companies are in progress. In August 2003, the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullify Resolution No. 38/02.

Furthermore, Decree No. 311/03 created a special unit within the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services, pursuant to which all contracts entered into by the Argentine government with the privatized companies are to be analyzed and further renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was further extended through December 31, 2004. Congress will receive the renegotiation proposals from the Executive Power and will have a period of 60 days to approve or reject them. The proposals will be deemed approved if Congress neither approves nor rejects the proposals within this time-frame. In the event Congress rejects the proposals, the Executive Power will have to reinitiate the renegotiation of the respective contracts under discussion.

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal commencement of proceedings to resolve the dispute with the Argentine State, pursuant to the “Bilateral Agreement between Italy and Argentina Concerning the Promotion and Protection of Investments”. The proceedings are aimed at receiving compensation for the damages deriving from the enactment, on the part of the Argentine government, of measures considered to be detrimental to the investment made in the Company. The filing of the notice started a six-month period in which the parties shall attempt to effect an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Also, FCR filed notices with the relevant Argentine authorities under the terms and conditions of bilateral agreements between Argentina and France concerning the protection of investments. FCR may, in its sole discretion, initiate actions against the Argentine government.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation of the agreements with the Argentine government, including but not limited to, the renegotiation of tariffs.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission

(“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 16 to these consolidated financial statements.

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2003 (i)
Telecom Personal	99.99%
Nucleo	67.50%
Publicom S.A. (“Publicom”)	99.99%
Telecom Argentina USA	100.00%
Micro Sistemas (ii)	99.99%
Cable Insignia (iii)	75.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at December 31, 2003.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the new inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In November 2003, the CPCECABA issued Resolution MD No. 41/03 which also provided for discontinuing inflation accounting as of September 30, 2003. Accordingly, since Argentine GAAP requires companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution mentioned in the preceding paragraph represents a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which include restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,169	12,301	(132)
Total liabilities	11,080	11,080	—
Shareholders’ equity	1,036	1,168	(132)
Net income	236	351	(115)

(d) New accounting standards in Argentina

In February 2003, the FACPCE issued Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 should be applied in the preparation and presentation of consolidated financial statements for a group of enterprises under the control of a parent and also in accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as disclosure requirements. This standard will be effective for fiscal years beginning after April 1, 2003. As of the date of these financial statements, the CNV has not adopted this resolution. The Company anticipates that the adoption of the standard will not have a material effect on the financial position and results of operations of the Company.

(e) Reclassifications

During the year ended December 31, 2001, the Company disclosed the cost associated with the tax on bank debits and credits as unusual losses. In 2002 the Company changed the presentation of this cost to include it as part of cost of services. This and certain other reclassifications of prior years information have been made to conform with the current year presentation.

(f) Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: a) a favorable result of the renegotiation of Telecom Argentina’s tariffs mentioned in Note 2.c); and b) the successful outcome of the financial restructuring described in Note 12. The actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(g) Statement of cash flows

For the purpose of Cash flows the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(h) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines (prepaid lines were not included) were 3,361,341 (unaudited) at December 31, 2003, 3,293,952 (unaudited) at December 31, 2002, and 3,583,622 (unaudited) at December 31, 2001 and wireless customer lines (prepaid lines were not included) were 482,796 (unaudited) at December 31, 2003, 462,730 (unaudited) at December 31, 2002 and 722,906 (unaudited) at December 31, 2001.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings/Dividends per share

The Company computes net income (loss) per common share and dividends per share by dividing net income (loss) for the period by the number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation it its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Company’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Company’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets and accessories to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2003, 2002 and 2001, net foreign currency transaction gains or losses were a gain of $624 and a loss of $2,922 and $15, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 12.f., as of December 31, 2003 and 2002, the Company recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at year-end exchange rates.

(d) Cash and banks

Cash and banks are stated at nominal value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of these securities. As such, the Company recognized other-than-temporary losses on these investments to carry them at fair value.

The Company has certain equity interests in unconsolidated companies, representing 0.15% and 5.75% of the capital stock in such companies as of December 31, 2003. These investments have been accounted for at the lower of cost or equity value. Because the financial statements of certain affiliates are not made available timely to the Company in order to apply the equity method of accounting, the Company’s proportionate share of the results of operations of these associated companies are included in the Company’s consolidated financial statements on a three month lag.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Company decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Company’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials. Where necessary, provision is made for obsolete, slow moving or defective raw materials.

Printing costs related to directories are carried at cost adjusted for inflation (See Note 3.c.), and deferred until the related directories are published.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment, instrument and systems for improvement in services	6-8
Installations	3-11
Computer equipment	3-6

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.73% of such assets. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $6, $62 and $94 for the years ended December 31, 2003, 2002 and 2001, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net capitalized costs were $566 as of December 31, 2003 and $762 as of December 31, 2002.

Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The Company has no capital leases as of December 31, 2003.

The Company is subject to asset retirement obligations associated with its cell and switch sites operating leases. Accordingly, the Company records a liability for an asset retirement obligation. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

The Company capitalizes interest on long-term construction projects. Interest capitalized was $nil, $4 and $10 for the years ended December 31, 2003, 2002 and 2001, respectively.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2003, 2002 and 2001 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

- Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Periodic impairment testing of these assets is now required. The Company identified spectrum licenses as indefinite life intangibles. Concurrent with adoption of RT 17, and again in December 2002, the Company evaluated for impairment its indefinite life intangibles in accordance with the standard’s guidance and determined that these assets were not impaired.

- Band B license

The Company’s Band B license is amortized under the straight-line method over 10 years.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s products. Amounts capitalized are being amortized over the life of the agreements, which range from two to 29 years.

- Website development costs

Costs relating to the development of web sites are capitalized or expensed depending on the phase of development of the sites: costs relating to the planning and operating stages are expensed, and costs related to development and creation of the design are capitalized and amortized on a straight-line basis over 2 years. Costs capitalized during the years ended December 31, 2003, 2002 and 2001 were not significant.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Company has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Company to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has estimated the existence of income tax losses for the years ended December 31, 2003, 2002 and 2001. The Company has determined an additional proportional charge for the year ended December 31, 2003 for the tax on minimum presumed income of $66, which, together with the 2002 and 2001 charges, were deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.65%, 3.29% and 3.33%, respectively, for the years ended December 31, 2003, 2002 and 2001.

(o) Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2003 and 2002.

(p) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Company used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Company adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Beginning in 2002, and due to the economic environment and change in rules under which the Company operates, principally the “pesification” of tariffs, the Company terminated all derivative agreements in the second quarter of fiscal year 2002. As such, the Company recognized a loss of $281, which is included in financial results, net, in the statement of income for the year ended December 31, 2002. The Company does not have any derivative instruments as of December 31, 2003.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2003	As of December 31, 2002
Cash	$3	$3
Banks	23	14
“Currency-like bonds” (i)	—	36

	$26	$53

(i)	From time to time, the Company receives from its customers national and provincial government bonds, which may be used by the Company to pay certain commercial and tax obligations in the respective jurisdictions of issuance. In the last few years, provincial governments in Argentina have historically settled their debts with suppliers through the issuance of provincial bonds, which were intended to circulate as money.

(b) Investments

Investments consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Time deposits (i)	$2,173	$1,157
Mutual funds	192	19
Government bonds	76	186

	$2,441	$1,362

Non current
Equity investments	$10	$11
Government bonds	35	48
Financial trust	2	—

	$47	$59

(i)	Includes an amount of $886, which has been segregated by the Company for purposes of satisfying debt obligations and an amount of $18 from an escrow account, which has been segregated by the subsidiary Nucleo for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Voice, data and Internet	$386	$519
Wireless (i)	272	363
Directories publishing	35	25

Subtotal	693	907
Allowance for doubtful accounts	(112)	(298)

	$581	$609

Non current
Directories publishing	$—	$1

(i)	Includes $197 and $292 corresponding to wireless receivables in the Argentine Republic as of December 31, 2003 and 2002, respectively and, $75 and $71 corresponding to wireless abroad as of those dates.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Tax credits	98	17
Prepaid expenses	17	16
Advances to employees	5	8
Other	30	23

	$150	$64

Non current
Net deferred tax assets	467	584
Less:
Valuation allowance	(447)	(571)
Deferred tax assets, net of allowance (i)	20	13
Credit on minimum presumed income tax (ii)	151	85
Other tax credits	6	33
Prepaid expenses	7	6
Other	12	8

Subtotal	196	145
Allowance for doubtful accounts	(3)	(2)

	$193	$143

(i)	As of December 31, 2003 the net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2003	As of December 31, 2002
Wireless handsets and equipment	16	18
Allowance for obsolescence	(2)	(6)

	$14	$12

(f) Other assets

Other assets consist of the following:

	As of December 31, 2003	As of December 31, 2002
Deferred printing cost	1	2
Raw materials	2	1

	$3	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Suppliers	$419	$361
Deferred revenues	30	20
Capital leases	—	2
Related parties (Note 7)	2	11

	$451	$394

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Vacation, bonuses and social security payable.	$55	$41
Special termination benefits	17	15
Other	5	5

	$77	$61

Non current
Special termination benefits	$22	$18
Other	8	11

	$30	$29

(i) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Tax on minimum presumed income	$58	$50
VAT, net	44	27
Turnover tax	30	24
Other	19	17

	$151	$118

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Contributions to government programs	$13	$13
Other	12	12

	$25	$25

Non current
Retirement benefits	$8	$6
Lease of international capacity	11	14
Asset retirement obligations	10	—
Other	10	9

	$39	$29

(k) Net sales

Net sales consist of the following:

	Years ended December 31,
	2003	2002	2001
Voice	$2,164	$2,529	$4,486
Data and Internet	392	425	645

Subtotal	2,556	2,954	5,131
Wireless	1,163	1,035	1,822
Directories publishing	34	23	103

	$3,753	$4,012	$7,056

(l) Equity gain/(loss) from related companies

Equity gain/(loss) consist of the following:

	Years ended December 31,
	2003	2002	2001
Latin American Nautilus	$—	$(15)	$(5)
Nahuelsat	2	(8)	(1)
Intelsat	—	—	2
Agroconnection	—	—	(2)

	$2	$(23)	$(6)

(m) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2003	2002	2001
Generated by assets
Interest income	$108	$76	$138
Foreign currency exchange gain/(loss)	(38)	618	(2)
Losses on exposure to inflation	(11)	(2,106)	—
Other	(10)	(140)	(16)

Total generated by assets	$49	$(1,552)	$120

Generated by liabilities
Interest expense	$(664)	$(928)	$(684)
Capitalized interest	6	66	104
Foreign currency exchange gain (loss)	662	(3,540)	(13)
Gain on exposure to inflation	4	942	—
Loss on termination of derivative	—	(281)	—
Other	(9)	(9)	(34)

Total generated by liabilities	$(1)	$(3,750)	$(627)

Total financial results	$48	$(5,302)	$(507)

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2003	2002	2001
Termination benefits	$(75)	$(48)	$(84)
Provision for contingencies	(90)	(101)	(39)
Other, net	(3)	(27)	(7)

	$(168)	$(176)	$(130)

(o) Gain on repurchase of debt

Gain on repurchase of debt consist of the following:

	Years ended December 31,
	2003	2002	2001
Discount on principal	$361	$—	$—
Discount on accrued and penalty interest	49	—	—
Reversal of capitalized foreign currency exchange differences	(21)	—	—
Other related expenses	(13)	—	—

	$376	$—	$—

6. Supplementary cash flow information

The cash flow statement has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of December 31,
	2003		2002	2001		2000
Cash and banks	$26		$53	$129		$52
Current investments	2,441		1,362	332		699

Total as per balance sheet	$2,467		$1,415	$461		$751
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—		(36)	(32)		—
- Time deposits with maturities of more than three months (ii)	(193)		—	—		—
- Government bonds	(58	)(iii)	(65)	—	(iii)	(57)

Total cash and cash equivalents as shown in the statement of cash flows	$2,216		$1,314	$429		$694

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance. See Note 5.a. for details.
(ii)	Includes $18 related to Nucleo’s escrow account. See Note 5.b for details.
(iii)	Corresponds to the current portion of held-to-maturity investments.

Changes in assets/liabilities components (including the effects of inflation on monetary accounts):

	Years ended December 31,
	2003	2002	2001
Decrease (increase) in assets
Investments not considered as cash or cash equivalents	$(5)	$61	$—
Trade accounts receivable	(334)	(106)	(211)
Other receivables	(19)	1,049	(152)
Inventories	(8)	(16)	143
Other assets	—	10	4

	$(366)	$998	$(216)

Increase (decrease) in liabilities
Accounts payable	$130	$(388)	$(444)
Compensation and social benefits payable	17	(127)	(2)
Taxes payable	196	(61)	88
Other liabilities	10	(25)	(20)
Contingencies	(17)	(96)	(41)

	$336	$(697)	$(419)

Income tax paid during the years ended December 31, 2003, 2002 and 2001 amounted to $1, $nil and $235, respectively. Interest paid during the years ended December 31, 2003, 2002 and 2001, amounted to $335, $446 and $964, respectively.

• Non-cash investing and financing activities:

	Years ended December 31,
	2003	2002	2001
Acquisition of fixed assets through incurrence of debt	$59	$—	$—
Acquisition of fixed assets through incurrence of accounts payable	—	12	354
Acquisition of intangible assets through incurrence of accounts payable	—	—	4
Capitalized interest on fixed assets and intangible assets	6	66	104
Wireless handsets lent to customers at no cost (i) at	3	10	33
Collection of receivables with government bonds	352	853	32
Government bonds exchanged for tax certificates	(44)	—	—
Payment of taxes with government bonds	(223)	(451)	—
Payment of accounts payable with government bonds	(123)	(224)	—

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Years ended December 31,
	2003	2002	2001
Government bonds	$15	$100	$(9)
Time deposits with maturities of more than three months	(193)	—	—
Contribution to the “2003 Telecommunications Fund” (Note 11.b)	(2)	—	—

Total cash flows from investments not considered as cash equivalents	$(180)	$100	$(9)

Financing activities components:

	Years ended December 31,
	2003	2002	2001
Proceeds from Notes	$—	$—	$359
Proceeds from bank loans	—	18	1,235
Payment of Notes	(277)	—	(220)
Payment of bank loans	(156)	(42)	(1,222)
Payment of interest on Notes	(231)	(191)	(314)
Payment of interest on bank loans and others	(52)	(89)	(169)
Payment of interest on fixed asset and inventory financing	(52)	(99)	(186)
Payment of collateral on derivative instrument	—	(67)	(295)
Payment of dividends	—	—	(467)

Total financing activities components	$(768)	$(470)	$(1,279)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Years ended December 31,
	2003	2002	2001
Total cash flows provided by operating activities	$2,028	$1,701	$2,432
Total cash flows used in investing activities	(345)	(312)	(1,418)
Total cash flows used in financing activities	(768)	(470)	(1,279)
Effect of exchange rate changes on cash and cash equivalents	(13)	2	—
Effect of inflation accounting	—	(36)	—

Increases (decreases) in cash and cash equivalents	$902	$885	$(265)

7. Related party transactions

(a) Controlling group

As of December 31, 2003, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and France Telecom Group.

On September 9, 2003, Nortel was notified of the agreement entered into by France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company; Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the Company was informed that the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013. As of December 31, 2003, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. In addition, W de Argentina –Inversiones S.L. granted a purchase option of its interest in Sofora to the Telecom Italia Group for US$60 million. This option will be exercisable from December 31, 2008 through December 31, 2013. Since December 19, 2003, the Telecom Italia Group is the exclusive operator of the Company, as explained in (c) below.

(b) Balances and transactions with related parties

The Company has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of December 31,
	2003	2002
Accounts payable:
Multibrand (a)	$—	$1
Latin American Nautilus (a)	—	3
Pirelli Cables S.A.I.C. (c)	1	—
Teco Soft Argentina S.A. (c)	1	1
FCR Argentine branch (d)	—	6

	$2	$11

	Transaction description	Years ended December 31,
		2003	2002	2001
Services received:
Latin American Nautilus (a)	Lease of circuits and rental expenses	$—	$15	$4
Nahuelsat (b)	Rental expenses	7	7	11
Intelsat Ltd. (b)	Rental expenses	5	8	7
Multibrand (a)	Advertising	1	3	9
Telecom Italia S.p.A. Argentine branch (c)	Fees for services Management fees	3	13	119
Telesoft S.p.A. Argentine branch (c)	Fees for services	—	14	35
Teco Soft Argentina S.A. (c)	Fees for services	12	10	—
Olivetti Argentina S.A. (c)	Fees for services	—	2	7
FCR Argentine branch (d)	Fees for services Management fees	3	14	123
Sofrecom Argentina S.A. (d)	Fees for services	9	9	22
Tel3 S.A. (d)	Fees for services	3	1	7

Total operating costs		$43	$96	$344

	Years ended December 31,
	2003	2002	2001
Purchases of fixed assets/intangible assets:
Telesoft S.p.A. Argentine branch (c)	$—	$6	$50
Teco Soft Argentina S.A. (c)	1	4	—
Pirelli Cables S.A.I.C. (c)	—	1	2
Sofrecom Argentina S.A. (d)	8	14	33
Tel3 S.A. (d)	—	5	20
Olivetti Argentina S.A. (c)	—	—	2
Saritel S.A. (c)	—	—	4

Total fixed assets and intangible assets	$9	$30	$111

(a)	The Company had between 10% and 25% of the capital stock in such companies.
(b)	The Company has between 0.15% and 5.75% of the capital stock in such companies.
(c)	Such companies form part of Telecom Italia Group.
(d)	Such companies form part of France Telecom Group.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

As of December 31, 2003, Telecom Argentina had loans outstanding to three officers of Telecom Argentina, totaling $0.4, that corresponded to loans granted pursuant to retention plans and to car loans. The annual interest rate for these loans is 6%.

(c) Management agreement

On the Transfer Date, Telecom Argentina and the Operators entered into a management agreement (the “Management Agreement”) under which the Operators undertook the management and operation of the Company and facilitated their expertise and technical assistance. The Management Agreement initially expired in

October 1999, but was renewable automatically while the Company continued rendering services on an exclusive basis.

In August 1999, the parties entered into an amended agreement (the “Amended Agreement”), with substantially similar terms and conditions, pursuant to which the Management Agreement was extended through October 9, 2004. The Amended Agreement is renewable for an additional 5-year period upon written agreement of the parties.

The management fee payable by Telecom Argentina is based on 3% of net sales. In October 2001, due to the economic situation prevailing in Argentina, the Operators agreed to reduce the fee to 1.25% without affecting any of their obligations under the agreement. Telecom Argentina paid this reduced fee from October 1, 2001 through March 31, 2002. In 2002, and due to the impact of the crisis on the Company’s financial position and results of operations, Telecom Argentina and the Operators agreed to suspend temporarily the provisions of Article II of the Management Agreement (which includes the provisions relating to the payment of the management fee) from April 1, 2002 through December 31, 2002, except for the provision of qualified management personnel, as necessary. Furthermore, the Operators notified the Company that they would continue rendering management services as required by the Company on an as-needed basis, being reimbursed only for certain costs and travel expenses. Subsequently, Telecom Argentina and the Operators agreed to suspend the Article II provisions until its expiration date in October 2004, except for the provision of qualified management personnel.

As a result of the change in the controlling group mentioned in (a) above, the Department of Communications issued Resolution No. 111/03 authorizing the Telecom Italia Group to remain as the exclusive operator of Telecom Argentina. Consequently, on December 19, 2003, the Company and FCR terminated their relationship under the Management Agreement. However, the Management Agreement continues to be effective and binding without modifications between Telecom Argentina and Telecom Italia.

8. Debt

Short-term and long-term debt comprises the following:

	As of December 31,
	2003	2002
Short-term debt:
- Principal:
Notes	$4,912	$5,407
Bank loans	1,638	2,097
Fixed assets financing	2,169	2,522
Inventory financing	426	511

Subtotal	9,145	10,537
- Accrued interest	747	564
- Penalty interest	104	34

Total short-term debt	$9,996	$11,135

Long-term debt:
- Principal:
Bank loans	$86	$142
- Accrued interest	—	3

Total long-term debt	86	145

Total short-term debt	$10,082	$11,280

(a) Short-term and Medium-term Notes Programs:

The Company has issued various series of notes under its short-term and medium-term global programs. The Programs were approved by shareholders’ general meetings which in turn authorized the Board of Directors to determine the terms and conditions, including amount, price, interest rate and currency. The Global Programs and the notes issued thereunder were ranked by Argentine ratings agencies.

The terms and conditions of the various series of notes contained customary affirmative and negative covenants, including, but not limited to, creation of liens on assets and/or revenues of the Company, mergers and others.

The detail of the outstanding series under the programs as of December 31, 2003 is as follows:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at December 31, 2003	Market value at December 31, 2003
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	341	273
Series E (a)	5.5.97	US$	100	8	5.5.05	4.35	293	234
Series F (c)	5.30.97	Euro	207	10	5.30.07	8.87	699	544
Series H (b) (c)	3.18.98	Euro	207	10	3.18.08	3.68	692	516
Series I	4.8.99	Euro	200	5	4.8.04	8.37	687	498
Series K	7.1.99	Euro	250	3	7.1.02	7.25	757	574
Program D:
Series 1	4.7.00	Euro	250	3	4.7.03	7.62	832	667
Series 2	7.2.01	Euro	190	3	7.2.04	9.50	611	446

Principal							4,912	3,752

Accrued interest							522
Penalty interest							31

							5,465

(i)	Percentages have been rounded.
(a)	Accrue interest at 6-month LIBOR plus 3.125%. At December 31, 2003, LIBOR was 1.22%.
(b)	Accrue interest at 6-month LIBOR plus 1.5%.
(c)	Originally issued in Italian Lira.

- Global Program B:

The Company has six series of bonds outstanding under the Global Program B, which expired on August 10, 1999. As of December 31, 2003, an amount of $3,844 is outstanding under the program. The net proceeds of the notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

The Company was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of December 31, 2003, two series (1 and 2) are outstanding under the Global Program D for an aggregate amount of $1,621. The net proceeds of the notes were used to refinance debt and meet working capital needs.

(b) Debt restructuring

Under Argentine Law No. 24,441 (the “Trust Law”), on August 23, 2000, the Company’s subsidiary, Telecom Personal, issued US$ 60 million in aggregate principal amount at maturity of zero coupon promissory notes (the “Promissory Notes”) originally due in August 2002 and 2003. Bank of America N.A. Sucursal Buenos Aires (BofA) was designated as the trustee of the TITAN Telecom Personal 2000 Class I Financial Trust (the “Trust”). Pursuant to the terms of the Trust, the trustee had to enter into forward purchase contracts to hedge the proceeds from the collection of the dollar-denominated promissory notes against the payment in pesos of the debt certificates issued by the Trust. Concurrently, Telecom Personal entered into an early prepayment agreement (the “Prepayment Agreement”) with the Trustee pursuant to which Telecom Personal would prepay the Promissory Notes and costs related to the early cancellation of the forward purchase contracts, upon the occurrence of certain events.

In February 2002, Telecom Personal notified the Trustee of an event of default under the terms and conditions of the Prepayment Agreement. As per Law 25,561, certain receivables and payables denominated in US dollars were “pesified”. Telecom Personal and the Trustee disputed whether these obligations were under the scope of the law, and consequently, they decided to submit the matter to arbitration proceedings.

On December 13, 2002, as a result of the arbitration proceedings, Telecom Personal and the Trustee entered into an amended agreement (the “Amended Agreement”) pursuant to which the Prepayment Agreement and the forward purchase contracts were retroactively terminated as of June 13, 2002. Under the Amended Agreement, Telecom Personal assumed the obligation to pay the costs of the early cancellation of the forward purchase contracts. Telecom Personal issued US$ 27 million in aggregate principal amount at maturity under four promissory notes (the “BofA Promissory Notes”), in satisfaction of the payment. The BofA Promissory Notes bear interest at Libor plus 3% per year and are payable in 18 consecutive quarterly installments beginning January 1, 2004, after giving effect to a grace period from June 13, 2002 through December 31, 2003, during which no principal and/or interest is payable.

Also, under the terms of the Amended Agreement, Telecom Personal issued a new US$ 27 million in aggregate principal amount promissory note (the “Holders Promissory Note”) to holders of the Promissory Notes in exchange for relinquishing their claims in respect of the existing Promissory Notes. The Holder Promissory Note bears interest at Libor plus 3% per year and is due June 13, 2008. Interest is payable quarterly beginning April 1, 2004, after the grace period expires. The interest rate may not be higher than 10% per year during the term of the Holders Promissory Note.

For the year ended December 31, 2002, the Company recorded a gain on the restructuring of the Promissory Notes of $43. According to Argentine GAAP, the new debt has been discounted to its present value using a discount rate of 12%.

As more fully described in Note 12, the Company completed a cash tender offer for a portion of the Company’s debt. Telecom Personal completed the tender offer for the early redemption of 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note, pursuant to which approximately US$ 28 million and US$ 2 million, respectively, were redeemed. The net gain on repurchase of debt was approximately $24, which forms part of the $376 included in the statement of income.

(c) Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.45%, due at various dates through April 2009.

(d) Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 4.31%, due at various dates through May 2016. The most significant are:

Mediocredito Centrale:

Prior to the privatization of Entel, the Argentine government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were to be used to finance the digitalization of the telephone network in Argentina. Subsequently, under this credit line, the Argentine government ceded to the Company the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine government remains the debtor to the Mediocredito Centrale, however, the Company assumed the obligation to service the debt according to the terms and conditions of the agreement. In the event the Company fails to pay the corresponding installments, and the Argentine government settles the obligations, the Company’s debt towards the government may be offset by the corresponding receivables for services rendered to certain governmental agencies. As of December 31, 2003, an amount of approximately $143 (principal plus accrued interest) or Euro 39 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, the Company entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for up to Japanese yen 12,000 million loan due June 15, 2010. The Company used Japanese yen 11,652 million under this credit line. As of December 31, 2003, an amount of approximately $328 (principal plus accrued interest) is outstanding under the agreement.

(e) Inventory financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 3.56%.

9. Shareholders’ equity

(a) Common stock

At December 31, 2003, the Company has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (“BCBA”) and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. Nortel owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, a decree of the Argentine government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders´ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested the Company to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed the Company that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

The Company requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed the Company that a judicial resolution in favor of the total conversion had not been granted. The Company has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could materially affect the price of the Class B shares. As of the date of these financial statements, the PPP lacks a legal representative.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 12, the BCBA decided to transfer the trading of the Company’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions. In addition, since the Company’s accumulated losses have absorbed its reserves and at least 50% of the Company’s share capital, the BCBA has also decided to transfer the trading of the Company´s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting.

However, due to the current economic environment, the requirements of section 206 and paragraph 5 of section 94 were suspended temporarily until December 10, 2004. Since the Company reported a loss for the year ended December 31, 2002, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualifies for mandatory reduction of capital, although its application is temporarily suspended.

10. Income tax

No income tax provision has been recorded for any period presented as the Company has experienced net operating losses for income tax purposes.

Income tax (expense) benefit for the years ended December 31, 2003, 2002 and 2001 consists of the following:

	Years ended December 31,
	2003	2002	2001
Current tax expense	$—	$—	$—
Deferred tax (expense) benefit	7	1,304	(112)

Income tax (expense) benefit	$7	$1,304	$(112)

The Company accounts for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31,
	2003	2002
Deferred tax assets:
- Tax loss carryforwards	$1,778	$2,160
- Allowance for doubtful accounts	90	98
- Provision for contingencies	81	52
- Foreign exchange gains and losses	241	326
- Other	64	163

Total deferred tax assets	$2,254	$2,799

Deferred tax liabilities:
- Fixed assets	80	169
- Inflation adjustment (i)	1,428	1,746
- Foreign currency gains/losses (ii)	279	300

Total deferred tax liabilities	$1,787	$2,215

- Valuation allowance	447	571

Net deferred income tax assets	$20	$13

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes
(ii)	Mainly relate to capitalized interest and foreign currency exchange gains and losses in fixed assets

Income tax (expense) benefit for the years ended December 31, 2003, 2002 and 2001 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2003	2002	2001
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(128)	$2,000	$(74)
Permanent differences:
Non taxable items	17	(4)	(12)
Inflation adjustment of permanent differences	(2)	(115)	—
Amortization of PCS license	—	—	(15)
Change in valuation allowance	119	(565)	(3)
Equity gain (loss) from related companies and amortization of goodwill	1	(12)	(8)

Income tax (expense) benefit	$7	$1,304	$(112)

As of December 31, 2003, the Company had accumulated operating tax loss carryforwards of approximately $1,778. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Telecom Argentina	Publicom	Telecom Personal	Nucleo	Total consolidated
2005	—	—	—	3	3
2007	1,494	3	275	—	1,772
2008	—	3	—	—	3

Total	1,494	6	275	3	1,778

Decree No. 2,568/02 of the Argentine government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Company and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine government´s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that a valuation allowance has been provided. The Company will continue to monitor the need for a change in the valuation allowance that has been provided.

(a) Impact of Resolution MD No. 11/03 of the CPCECABA

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IAS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

However, in April 2003, the CPCECABA issued Resolution MD No. 11/2003, which was intended to clarify certain concepts in connection with the accounting treatment of deferred tax assets and liabilities when companies prepare price-level restated financial statements. The CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In the opinion of management, this alternative approach departs from the liability method prescribed by RT 17. In order to comply with applicable rules and regulations, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

Based on the foregoing, the Company has decided to continue treating the differences between the tax basis and price-level restated amounts of non-monetary assets and liabilities as temporary. Further, and considering that the Company has provided for a substantial portion of its net deferred tax assets, the CPCECABA resolution, if applied to the Company’s financial statements as of December 31, 2003, would not have a significant impact on the Company’s financial position and results of operations. Rather, the application of the resolution would have an effect on the disclosed amounts of net deferred tax assets and the components of the income tax expense for the year ended December 31, 2003, as follows:

Effect on net deferred tax assets:

	Net deferred tax assets	Valuation allowance	Net of valuation allowance
Balances as per books	$467	$(447)	$20
Plus (less):
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	1,428	—	1,428
Increase in valuation allowance	—	(1,428)	(1,428)

Balances as adjusted	$1,895	$(1,875)	$20

Effect on income tax:

(Loss)/ Gain	Balances as per books	Adjustments	Balances as adjusted
Deferred income tax	$(430)	$—	$(430)
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	318	(318)	—

Subtotal	(112)	(318)	(430)
Decrease in valuation allowance	119	318	437

Income tax	$7	$—	$7

In the event the Company decreases the level of the valuation allowance provided, the application of the resolution would have a material effect on the Company’s financial position and results of operations.

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments aggregating approximately $74 as of December 31, 2003, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina has been notified by the Department of Communications of a proposal for the creation of a $70-million financial trust (the “Complejo Industrial de las Telecomunicaciones 2003” or

“2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual enterpreneurs within the sector, and harmonizing their interests with those of the State.

The Company has committed to contribute $1.5 at the inception of the Fund. The Company also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Company completed its financial restructuring successfully. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers – for an estimated amount of $10 - which would facilitate their access to financing.

(c) Contingencies

The Company is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Company has established reserves for an aggregate amount of $225 to cover potential losses under these claims.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Following is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2003, labor lawsuits in this connection amounted to $16.

Other claims

In November 1995, Telecom Argentina, Telefonica de Argentina (“Telefonica”), Telintar and the Argentine government were served notice of a legal action brought by a consumer group called “Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios” (“Consumidores”). The purpose of the action sought to declare null and void all regulations and rate agreements in force since the Transfer Agreement, the effect being to have the fixed telephone rates charged by licensees reduced, the amounts supposedly collected in excess refunded to customers and the licensees’ rate of return on the Company’s fixed assets, as determined by Decree No. 2,585/91, limited to an annual 16%. The Court of Appeals has rejected some claims but deferred decisions on others until final judgement is made.

In October 2001, the Court of Appeals awarded the plaintiffs an injunction ordering the Argentine government, Telefonica and Telecom Argentina to refrain from applying any indexing provisions to the tariffs pending final resolution in the case. Accordingly, Telecom Argentina was not able to adjust tariffs by the application of the United States Consumer Price Index (“USCPI”), as permitted by the Transfer Agreement, when calculating the price cap formula therein established. The Company appealed the decision before the Argentine Supreme Court rejecting the arguments stated therein. Furthermore, Law No. 25,561 also prohibited the application of any indexing provisions in the contracts entered into with the Argentine government, including the contracts related to telecommunication services.

In August 2003, Telecom Argentina, Telefonica and the Department of Communications were served notice of another legal action brought by Consumidores alleging that certain amounts in connection with the provision of certain special equipment were included in monthly fees and that the amounts paid be reimbursed to customers. The Company contested the allegations on the grounds that the fees collected are permitted under the current applicable rules and regulations.

Certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2003, these restricted funds totaled $9. The Company has reclassified these balances to other receivables on the Company’s balance sheet.

12. Financial restructuring

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Company operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Company continues to conduct business as usual.

The terms and conditions of the Notes and loan agreements issued by the Company contain certain clauses, which provided for events of default, as follows:

•	Failure to pay principal or interest at maturity;

•	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

•	The Company’s written notice of default on its debt;

•	Any final judgment providing for the payment of an aggregate amount equal to or exceeding US$20 million; and

•	The Company’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or out-of-court reorganization agreements.

As a result of the defaults, the bondholders and lenders under the agreements were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, the Company has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The Company’s board of directors is currently taking all necessary actions aimed at preserving the Company’s value and maximizing the Company’s cash flows. The Company reached an agreement with certain financial creditors on the repurchasing of a portion of its debt (see Note 12 b) and is currently developing a comprehensive plan to restructure the remaining indebtedness of Telecom Argentina and Telecom Personal (see Note 12 d). The Company’s subsidiary, Nucleo, is also in the process of restructuring a portion of its indebtedness for an aggregate amount of US$56 million. As of the date of these financial statements, Nucleo has refinanced US$14 million of its debt with local financial institutions.

While the Company is optimistic that these transactions will be completed successfully, the Company cannot give assurance that these transactions will be completed on terms that are acceptable to it or its operating subsidiaries or at all.

(b) Cash tender offer

In April 2003, the Company announced that Telecom Argentina, Telecom Personal and Publicom were commencing a “Modified Dutch Auction” tender offer for a portion of the consolidated debt. The Company offered to buy back debt using cash up to US$310 million relating to Telecom Argentina, US$55 million relating to Telecom Personal and US$2 million relating to Publicom.

The Company also paid 100% of accrued interest through June 24, 2002, on all indebtedness, regardless of creditor participation in the tender offer and 30% of accrued interest from June 25, 2002 through December 31, 2002. Interest payments were made at contractual rates and did not consider penalty interest or other default interest provisions.

The following table presents the interest amounts paid by the Company as part of the tender offer:

Name of company	US$	Euro	Yen	Peso	US$ Equivalent
Telecom Argentina	22	63	85	2	98
Telecom Personal	11	—	17	9	14
Publicom (ii)	—	—	—	—	—

Total interest paid (i)	33	63	102	11	112

(i)	Includes US$ 2 million and US$ 1 million of withholding taxes paid for Telecom Argentina and Telecom Personal, respectively.
(ii)	Publicom paid US$48,000.

As a result of the tender offer, the Company purchased debt with a face value of approximately US$ 292 million, for a total purchase price of approximately US$ 161 million. This repurchase generated a net gain of US$ 131 million on discount on principal, which in addition to the gain of US$ 17 million obtained by the reversal of accrued interests, totaled a gain of US$ 148 million on repurchase of debt.

The following table summarizes that portion of the gain on repurchase of debt corresponding to the reduction of principal and interest amounts:

	Principal amount purchased				Purchase price paid				Gain on repurchase debt
Name of company	US$	Euro	Peso	I US$ (a)	US$	Euro	Peso	II US$ (a)	III=I-II Discount on Principal	IV Discount on interest	V=III+IV Cash tender offer
Telecom Argentina	44	142	—	208	24	78	—	115	93	13	106
Telecom Personal	69	—	30	80	37	—	17	44	36	4	40
Publicom	4	—	—	4	2	—	—	2	2	—	2

Total	117	142	30	292	63	78	17	161	131	17	148

(a)	Represent equivalent amounts in US$

The net gain on the repurchase, including the reversal of related capitalized foreign currency gains and other related expenses, was approximately $376 (See Note 5.o. for details) and was recorded as a separate line item in the consolidated statement of income.

As discussed further in c) below, Telecom Argentina and Telecom Personal satisfied the payments of principal and interest under the cash tender offer with the funds previously segregated into time deposits with foreign financial institutions.

On October 27, 2003, Publicom satisfactorily completed the restructuring of its remaining indebtedness. As a result, Publicom purchased debt with a face value of approximately $1.5, for a total purchase price of approximately $0.8. The net gain on the repurchase, including transaction costs, foreign currency gains and unamortized debt issuance costs, was approximately $0.7 and was included in gain on repurchase of debt in the consolidated statement of income.

As a result of the Company’s restructuring decisions and the repurchase, the Company has an aggregate amount of indebtedness of $10,082 as of December 31, 2003. Of the total amount of the outstanding debt, $5,676 is due (including principal amounts for US$ 1,065 million, Euro 438 million, Japanese yen 9,264 million and $175; and interest amounts for US$ 51 million, Euro 57 million, Japanese yen 517 million and $7 and US$41 million corresponding to Nucleo debt), $4,315 is payable on demand and $91 is not due ($32 and $59 corresponding to Nucleo and Personal, respectively).

(c) Segregated funds

Prior to the commencement of the tender offer, in March 2003, the Company had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under the cash tender offer. The Company previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of December 31, 2003, the Company has an aggregate remaining amount of $886 on deposit.

	Telecom Argentina		Telecom Personal	Total Consolidated
	US$	Euro	US$	US$	Euro
Amounts in foreign currency	121	112	40	161	112
Amounts in Argentine pesos (i)	354	413	119	473	413

(i)	Equivalent amount in Argentine Pesos at 2.930 per US$ and 3.684 per Euro. This amount is included in current investments as of December 31, 2003.

(d) Restructuring plan

The cash tender offer described above was the first stage of the comprehensive restructuring plan designed by the Company to strengthen the Company’s financial position.

On January 9, 2004, the Company announced a proposal to restructure all of its outstanding indebtedness through an out-of-court restructuring agreement governed by Argentine law or “Acuerdo Preventivo Extrajudicial (APE)”. The solicitation statement was filed with the CNV, the SEC and the Comissione Nazionale per le Socetá e la Borsa (CONSOB).

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval.

Under the Proposal, as described in the solicitation statement contained in the registration statement filed with the SEC, and in the solicitation statements filed with other regulatory authorities, Telecom Argentina proposes to restructure all of its outstanding financial debt by issuing new unsecured notes, which will have new terms and will not be convertible into Telecom Argentina’s common shares, and/or by paying cash consideration pursuant to the different options included in the Proposal.

Concurrently with Telecom Argentina’s APE, its subsidiary, Telecom Personal, expects to offer its creditors restructuring options similar to those announced by Telecom Argentina.

(e) Legal actions brought against the Company

Telecom Argentina has been served notice of claims brought by holders of the Company’s notes seeking enforcement of their rights under the respective indentures. The claims amounted to US$ 2.4 million representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$3.0 million held in bank accounts has been restricted for use as of the date of issuance of these financial statements.

In September 2003, Telecom Argentina was served notice of an involuntary bankruptcy petition filed against it by a note holder amounting to US$ 0.2 million. The petition has been dismissed.

In the opinion of the Company’s management and its legal counsel, the Company has meritorious defenses to each of these proceedings and does not expect that such proceedings will result in the Company being declared bankrupt. The Company’s legal counsel estimates that the Company will be able to take all necessary measures to protect its normal course of business before other claims are brought against it.

(f) Measurement and classification of liabilities

As of December 31, 2003, the Company has estimated an amount of $104 corresponding to penalties and post default interest increases for the default situation described in a) above. This balance is included in consolidated debt in these financial statements. As discussed in d) above, the manner and time of payment of the Company’s outstanding principal and interest payment obligations are addressed in its proposed APE restructuring plan. The Company’s legal counsel believes that based on the facts and circumstances which caused the Company to default on its principal and interest payment obligations, it is more likely than not that the Company will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

As discussed above, as of December 31, 2003 and 2002, a substantial portion of the Company’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in

Argentina and subsequent devaluation and pesification, the Company recorded its outstanding debt at their respective original foreign currencies since the Company expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to the Company or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law. In this event, management would legally argue the unconstitutionality and/or inapplicability of Decree No. 410/02 as further described below, and accordingly, would sustain the pesification of its foreign-currency denominated debt at a rate of $1 to US$1 or its equivalent in other foreign currencies. As pesified, this indebtedness would be adjusted based on a reference index (Coeficiente de Estabilización de Referencia or CER) as from February 3, 2002. The Company would take these actions among others in order to preserve the continuity of the services and operations of Telecom Argentina and Telecom Personal under Argentine law and regulations.

On January 6, 2002, the National Congress passed the Law No. 25,561 of “Public Emergency and Reform of the Exchange Rate Regime” (Law 25,561). Under Article 11 of Law 25,561, foreign-currency denominated debt arising from agreements between consenting parties governed by “rules and regulations of private law” were converted into pesos at 1 peso per dollar. Further, Article 11 states that “creditors would receive these amounts on account of the total debt” and that “both parties would have to negotiate the restructuring of the obligations to equally share the cost of the peso devaluation”.

Subsequently, Decree No. 214/02 forced the conversion into pesos of all foreign-currency denominated liabilities existing as of January 6, 2002, and established the indexing of the pesified amounts by the application of the CER index. Law No. 25,713 ratified, with few exceptions, the constitutionality of the application of the CER index to pesified debts. Management believes that those exceptions are not applicable to the Company’s situation.

However, Decree No. 410/02 which codified Law No. 25,561 and extended Decree No. 214/02, provided that foreign-currency denominated debt governed by “foreign law” fell outside the scope of the provisions of Decree No. 214/02 which required the pesification of liabilities. By introducing this language into the decree provisions, the government tried to narrow the meaning of “rules and regulations of private law” as mentioned in Article 11 of Law 25,561. Further, on December 4, 2003, Law No. 25,820 amended Article 11 of Law 25,561 as follows:

The main differences introduced to the text of Article 11 by Law 25,820 are:

(a) The language referring to “debt obligations existing as of the enactment date” was replaced by “debt obligations existing as of January 6, 2002”

(b) The language referring to “rules and regulations of private law” was eliminated as a preexisting condition to the pesification of foreign-currency denominated liabilities, and it may thus be argued that it would not be relevant whether or not these liabilities are governed by foreign law

(c) The pesification is not temporary, meaning that creditors will not receive the pesified amounts on account of the total debt as previously stated; however

(d) Any party may request an adjustment within the context of the law, thus permitting renegotiation between willing parties to share the cost of the devaluation of the peso as previously stated in decree 214/02 and,

(e) The pesified liabilities are adjusted based on a reference index, i.e. CER, as appropriate.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to the Company’s creditors in January 2004 and the APE solicitation statement discussed in d) above, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

Since the Company has received notices of acceleration due to the default situation described above, the balances were reclassified as current liabilities as of December 31, 2003. On the other hand, as indicated in Note 8, the outstanding indebtedness under the TITAN agreement amounting to $59 (US$20 million) has been refinanced successfully. Accordingly, these balances were reclassified to non-current liabilities as of December 31, 2003. Also, the Company’s subsidiary, Nucleo, has also refinanced a portion of its debt amounting to $27, which has been reclassified to non-current liabilities as of December 31, 2003.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company is divided into three main lines of business: Voice, data and Internet services, wireless telecommunication services and directory publishing services. The Company manages its segments to the net income (loss) level of reporting.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2003, 2002 and 2001, more than 90 percent of the Company’s revenues were from services provided within Argentina.

More than 95% of the Company’s fixed assets are in Argentina.

Segment financial information was as follows:

For the year ended December 31, 2003

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	2.556	1.163	34	3.753
Salaries and social security	(424)	(74)	(8)	(506)
Turnover tax	(86)	(51)	—	(137)
Materials and supplies	(117)	(33)	(14)	(164)
Bad debt expense	3	(10)	(4)	(11)
Interconnection costs	(136)	—	—	(136)
Cost of international outbound calls	(76)	—	—	(76)
Lease of circuits	(29)	(9)	—	(38)
Fees for debt restructuring	(12)	(4)	—	(16)
Fees for services	(69)	(9)	(2)	(80)
Management fees	(2)	—	—	(2)
Advertising	(23)	(20)	(1)	(44)
Cost of cellular handsets	—	(22)	—	(22)
Commissions	(57)	(103)	—	(160)
Others	(164)	(211)	(2)	(377)

Operating income before depreciation and amortization	1.364	617	3	1.984
Depreciation of fixed assets	(1.436)	(327)	(5)	(1.768)
Amortization of intangible assets	(63)	(46)	—	(109)

Operating (loss) income	(135)	244	(2)	107
Equity gain from related companies	—	—	2	2
Financial results, net	(132)	168	12	48
Other expenses, net	(121)	(37)	(10)	(168)
Gain on repurchase of debt	280	90	6	376

Net income (loss) before income tax and minority interest	(108)	465	8	365
Income tax	—	11	(4)	7
Minority interest	—	(21)	—	(21)

Net income (loss)	(108)	455	4	351

❑	Balance sheet information

	Voice, data and Internet	Wireless	Directories publishing	Total
Fixed assets, net	6,443	1,554	4	8,001
Intangible assets, net	110	731	4	845
Capital expenditures	81	101	—	182
Investment in intangible assets	—	4	—	4
Depreciation of fixed assets (a)	(1,436)	(343)	(5)	(1,784)
Amortization of intangible assets (b)	(67)	(58)	—	(125)
(a) Includes $16 in Foreign currency translation adjustments. (b) Includes $6 in Financial results, net and $10 in Foreign currency translation adjustments.

❑ Cash flow information

Cash flows provided by operating activities	1,509	499	7	2,015

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(77)	—	(168)
Increase in investments not considered as cash and cash equivalents	(85)	(92)	—	(177)

Total cash flows used in investing activities	(176)	(169)	—	(345)

Cash flows from financing activities:
Debt proceeds	—	(11)	—	(11)
Repurchase of debt	(328)	(87)	(7)	(422)
Payment of interest and debt-related expenses	(283)	(52)	—	(335)
Inter-segment transfers of cash	5	(5)	—	—

Total cash flows used in financing activities	(606)	(155)	(7)	(768)

Increase in cash and cash equivalents	727	175	—	902
Cash and cash equivalents at the beginning of year	1,059	253	2	1,314

Cash and cash equivalents at year end	1,786	428	2	2,216

For the year ended December 31, 2002

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	2,954	1,035	23	4,012
Salaries and social security	(472)	(92)	(23)	(587)
Turnover tax	(91)	(40)	(1)	(132)
Materials and supplies	(144)	(33)	(11)	(188)
Bad debt expense	(129)	(54)	(6)	(189)
Interconnection costs	(141)	—	—	(141)
Cost of international outbound calls	(103)	—	—	(103)
Lease of circuits	(24)	(17)	—	(41)
Fees for debt restructuring	(15)	(3)	—	(18)
Fees for services	(85)	(10)	(3)	(98)
Management fees	(23)	—	—	(23)
Advertising	(14)	(14)	—	(28)
Cost of cellular handsets	—	(12)	—	(12)
Commissions	(70)	(62)	—	(132)
Others	(254)	(175)	(4)	(433)

Operating income (loss) before depreciation and amortization	1,389	523	(25)	1,887
Depreciation of fixed assets	(1,558)	(416)	(6)	(1,980)
Amortization of intangible assets	(66)	(45)	—	(111)

Operating income (loss)	(235)	62	(31)	(204)
Equity gain from related companies	(15)	—	(8)	(23)
Depreciation of goodwill	(10)	—	—	(10)
Financial results, net	(4,275)	(1,000)	(27)	(5,302)
Other expenses, net	(101)	(58)	(17)	(176)

Net loss before income tax and minority interest	(4,636)	(996)	(83)	(5,715)
Income tax	1,104	186	14	1,304
Minority interest	—	25	—	25

Net loss	(3,532)	(785)	(69)	(4,386)

❑	Balance sheet information

	Voice, data and Internet	Wireless	Directories publishing	Total
Fixed assets, net	7,881	1,800	8	9,689
Intangible assets, net	177	765	4	946
Capital expenditures	174	63	1	238
Investment in intangible assets	1	28	—	29
Depreciation of fixed assets (a)	(1,558)	(419)	(6)	(1,983)
Amortization of intangible assets (b)	(73)	(50)	—	(123)
(a) Includes $3 in Foreign currency translation adjustments. (b) Includes $9 in Financial results, net and $3 in Foreign currency translation adjustments.

❑ Cash flow information

Cash flows provided by operating activities	1,297	370	—	1,667

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(260)	(154)	—	(414)
Decrease (increase) in investments not considered as cash and cash equivalents	112	(10)	—	102

Total cash flows used in investing activities	(148)	(164)	—	(312)

Cash flows from financing activities:
Decrease in debt, net	(4)	(20)	—	(24)
Payment of interest and debt-related expenses	(357)	(89)	—	(446)
Inter-segment transfers of cash	(85)	85	—	—

Total cash flows used in financing activities	(446)	(24)	—	(470)

Increase in cash and cash equivalents	703	182	—	885
Cash and cash equivalents at the beginning of year	356	71	2	429

Cash and cash equivalents at year end	1,059	253	2	1,314

For the year ended December 31, 2001

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	5,131	1,822	103	7,056
Salaries and social security	(882)	(178)	(90)	(1,150)
Turnover tax	(162)	(69)	(4)	(235)
Materials and supplies	(286)	(37)	(26)	(349)
Bad debt expense	(406)	(135)	(26)	(567)
Interconnection costs	(214)	—	—	(214)
Cost of international outbound calls	(71)	—	—	(71)
Lease of circuits	(38)	(31)	—	(69)
Fees for services	(167)	(24)	(24)	(215)
Management fees	(231)	—	—	(231)
Advertising	(132)	(46)	(2)	(180)
Cost of cellular handsets	—	(113)	—	(113)
Commissions	(129)	(121)	—	(250)
Others	(377)	(327)	(11)	(715)

Operating income (loss) before depreciation and amortization	2,036	741	(80)	2,697
Depreciation of fixed assets	(1,292)	(394)	(4)	(1,690)
Amortization of intangible assets	(71)	(63)	—	(134)

Operating income (loss)	673	284	(84)	873
Equity gain from related companies	(6)	—	—	(6)
Depreciation of goodwill	(17)	(1)	—	(18)
Financial results, net	(361)	(146)	—	(507)
Other expenses, net	(99)	(22)	(9)	(130)

Net income (loss) before income tax	190	115	(93)	212
Income tax	(86)	(59)	33	(112)

Net income (loss)	104	56	(60)	100

❑ Balance sheet information

Fixed assets, net	8,772	1,828	13	10,613
Intangible assets, net	251	786	4	1,041
Capital expenditures	727	300	7	1,034
Investment in intangible assets	15	66	—	81
Depreciation of fixed assets	(1,292)	(394)	(4)	(1,690)
Amortization of intangible assets (a)	(78)	(67)	—	(145)

(a)	Includes $11 in Financial results, net.

❑	Cash flow information

	Voice, data and Internet	Wireless	Directories publishing	Total
Cash flows provided by operating activities	1,995	433	4	2,432

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(854)	(550)	(7)	(1,411)
Increase in investments not considered as cash and cash equivalents	(7)	—	—	(7)

Total cash flows used in investing activities	(861)	(550)	(7)	(1,418)

Cash flows from financing activities:
Repurchase of debt	40	108	4	152
Payment of interest and debt-related expenses	(817)	(147)	—	(964)
Dividends paid	(467)	—	—	(467)
Inter-segment transfers of cash	(220)	220	—	—

Total cash flows used in financing activities	(1,464)	181	4	(1,279)

Increase in cash and cash equivalents	(330)	64	1	(265)
Cash and cash equivalents at the beginning of year	686	7	1	694

Cash and cash equivalents at year end	356	71	2	429

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net income (loss)
Year 2003:
March 31,	851	453	(24)	961	907
June 30,	899	490	17	58	381
September 30,	961	504	31	(490)	(509)
December 31,	1.042	537	83	(481)	(428)

	3,753	1,984	107	48	351

Year 2002:
March 31,	1,373	611	69	(5,474)	(3,734)
June 30,	921	411	(90)	(1,447)	(897)
September 30,	857	397	(122)	1,059	494
December 31,	861	468	(61)	560	(249)

	4,012	1,887	(204)	(5,302)	(4,386)

Year 2001:
March 31,	1,796	695	251	(123)	69
June 30,	1,741	685	227	(122)	21
September 30,	1,818	733	272	(122)	49
December 31,	1,701	584	123	(140)	(39)

	7,056	2,697	873	(507)	100

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31,
	2003	2002
ASSETS
Current Assets
Cash and banks	$17	$34
Investments	2,011	1,196
Accounts receivable, net	317	385
Other receivables, net	150	53

Total current assets	2,495	1,668

Non-Current Assets
Other receivables, net	106	79
Investments	874	543
Fixed assets, net	6,442	7,879
Intangible assets, net	110	177

Total non-current assets	7,532	8,678

TOTAL ASSETS	$10,027	$10,346

LIABILITIES
Current Liabilities
Accounts payable	$243	$277
Debt	8,206	8,912
Salaries and social security payable	70	55
Taxes payable	103	85
Other liabilities	24	22
Contingencies	10	6

Total current liabilities	8,656	9,357

Non-Current Liabilities
Salaries and social security payable	30	29
Other liabilities	34	29
Contingencies	139	104

Total non-current liabilities	203	162

TOTAL LIABILITIES	$8,859	$9,519

Foreign currency translation adjustments	—	10
SHAREHOLDERS’ EQUITY	$1,168	$817

TOTAL LIABILITIES, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$10,027	$10,346

Statements of income:

	Years ended December 31,
	2003	2002	2001
Net sales	$2,672	$3,071	$5,306
Cost of services	(1,973)	(2,302)	(2,789)

Gross profit	699	769	2,517
General and administrative expenses	(136)	(153)	(310)
Selling expenses	(583)	(746)	(1,396)

Operating (loss)	(20)	(130)	811
Equity gain (loss) from related companies	334	(1,016)	(105)
Depreciation of goodwill	—	(10)	(17)
Financial results, net	(125)	(4,234)	(354)
Other expenses, net	(118)	(100)	(99)
Gain on repurchase of debt	280	—	—

Net income (loss) before income tax	351	(5,490)	236
Income tax benefit, net	—	1,104	(136)

Net income (loss)	$351	$(4,386)	$100

Condensed statements of cash flows:

	Years ended December 31,
	2003	2002	2001
Cash flows provided by operating activities	$1,510	$1,293	$2,014
Cash flows from investing activities
Acquisition of fixed assets	(91)	(259)	(1,113)
Decrease in investments not considered as cash and cash equivalents	(80)	27	2

Total cash flows used in investing activities	(171)	(232)	(1,111)

Cash flows from financing activities
Proceeds (payment) of debt	—	(4)	48
Repurchase of debt	(328)	—	—
Payment of interest and debt-related expenses	(283)	(355)	(817)
Dividends paid	—	—	(467)

Total cash flows used in investing activities	(611)	(359)	(1,236)

Increase (decrease) in cash and cash equivalents	728	702	(333)
Cash and cash equivalents at the beginning of year	1,057	355	688

Cash and cash equivalents at year end	$1,785	$1,057	$355

16. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required by the CNV, because, as permitted by the SEC, the application of this resolution represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than is historical cost-based financial reporting for both Argentine and US accounting purposes.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2003	2002	2001
Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$351	$(4,386)	$100
US GAAP adjustments:
Translation of foreign-currency transactions as of December 31, 2001 (a)	—	3,552	(3,552)
Accounting for derivative instruments and hedging activities (b)	—	—	(*)—
Foreign currency translation (c)	(53)	64	—
Capitalization of foreign currency exchange differences (d)	196	(762)	—
Restructuring and repurchase of debt (e)	23	(43)	—
Other adjustments (f)	6	(5)	3
Tax effects on US GAAP adjustments (g)	(79)	(960)	1,244
Valuation allowance of tax credits (h)	24	908	(1,296)
Minority interest (i)	17	(21)	—

Net income (loss) under US GAAP	$485	$(1,653)	$(3,501)

(*)	The derivative financial instruments have been effective during the fiscal year 2001. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during such year.

	As of December 31,
	2003	2002	2001
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$1,168	$817	$5,203
US GAAP adjustments:
Translation of foreign-currency transactions as of December 31, 2001 (a)	—	—	(3,552)
Accounting for derivative instruments and hedging activities (b)	—	—	(209)
Foreign currency translation (c)	38	115	—
Capitalization of foreign currency exchange differences (d)	(566)	(762)	—
Restructuring and repurchase of debt (e)	(20)	(43)	—
Other adjustments (f)	7	1	6
Tax effects on US GAAP adjustments (g)	205	284	1,317
Valuation allowance of tax credits (h)	(364)	(388)	(1,296)
Minority interest (i)	(12)	(34)	—

Shareholders’ equity (deficit) under US GAAP	$456	$(10)	$1,469

	Years ended December 31,
	2003	2002	2001
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ (deficit) equity as of the beginning of the year	$(10)	$1,469	$5,543
Cash dividends	—	—	(468)
Other comprehensive (loss) income	(19)	174	(105)
Net income (loss) under US GAAP	485	(1,653)	(3,501)

Shareholders’ equity (deficit) as of the end of the year	$456	$(10)	$1,469

a) Translation of foreign-currency transactions as of December 31, 2001

The Argentine government declared exchange holidays all working days between December 21, 2001 and January 10, 2002. On January 11, 2002, when the exchange market first opened, the exchange rate was $ 1.4 to US$ 1 (buying rate) and $ 1.6 to US$ 1 (selling rate). As of December 31, 2001, under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities at an exchange rate of $ 1 to US$ 1.

Under US GAAP, the Company applied the guidance set forth in the EITF D-12 “Foreign Currency Translation — Selection of the Exchange Rate When Trading is Temporarily Suspended”, that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, under US GAAP, the Company accounted for its foreign currency assets and liabilities using the buying rate of $1.4 and the selling rate of $1.6 to the dollar, as appropriate.

During the year ended December 31, 2002, this foreign currency exchange loss recognized under US GAAP at the end of fiscal year 2001, was recorded in net income (loss) for Argentine GAAP purposes; so at December 31, 2002 there is no difference between Argentine GAAP and US GAAP for the valuation of assets and liabilities in foreign currency.

b) Accounting for derivative instruments and hedging activities

Argentine GAAP and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments, except for the following differences included in the reconciling information under US GAAP:

•	under Argentine GAAP, the changes in accounting measurement of effective cash flow hedges are reported as a separate line item “Temporary measurement differences of an effective cash flow hedges”

between the liability and equity sections of the balance sheet, while US GAAP provides for their charge to OCI in Shareholders’ equity; and

•	although both standards provide for prospective application thereof as from their initial application, there are differences in their accounting effect in fiscal year 2001, as a result of a difference in the effective date of each standard.

c) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Under SFAS 52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the current rate method of translation has been used to translate them to the reporting currency, the Argentine Peso for the Company. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

d) Capitalization of foreign currency exchange differences

As indicated in Note 4.c., under Argentine GAAP, foreign currency exchange differences (gains or losses) on or after January 6, 2002 through July 29, 2003, related to foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established were fulfilled. Under US GAAP, foreign currency exchange differences cannot be capitalized, and are expensed as incurred.

e) Restructuring and repurchase of debt

As explained in Note 8.b, in December 2002, Telecom Personal entered into an amended agreement pursuant to which the outstanding debt under the Promissory Notes (the “old debt”) was restructured. Accordingly, Telecom Personal issued the BofA Promissory Notes and the Holders Promissory Note (the “new debt”). For Argentine GAAP purposes, the restructuring of the old debt was treated as an exchange of debt instruments with substantially different terms and the old debt was derecognized. For the year ended December 31, 2002, a gain of $43 was recognized in non-operating income. Under Argentine GAAP, the new debt was discounted to its present value using a discount rate of 12%.

For US GAAP purposes, the restructuring of the old debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”) and EITF 02-04 “Determining whether a debtor’s modification or exchange of debt instruments is within the scope of SFAS 15”, as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the maximum future cash outflows associated with the new debt (including principal, stated interest and related costs), and the recorded assets and liabilities relating to the outstanding old debt as of the date of the exchange.

In the exchange of the old debt, the maximum future cash outflows associated with the new debt exceeded the carrying value of the assets and liabilities of the old debt tendered for exchange. Accordingly, for US GAAP purposes, no gain was recorded in December 2002 and the value of the new debt was initially recorded at the carrying value of the old debt. The effects of changes in the amount and timing of the future cash payments associated with the new debt were reflected in the year ended December 31, 2002. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the old debt. The Company recorded interest expense on the new debt at a rate of 4.9%. Based on the foregoing, the basis of the liability is different under US GAAP as compared to Argentine GAAP.

However, as further indicated in Note 8.b., in June 2003, Telecom Personal purchased 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note. Under Argentine GAAP, the Company recognized a net gain on repurchase of debt of approximately $24, which form part of the $376 included in the statement of income. The different basis in the liability under US GAAP gave rise to a difference in the calculation of the gain on repurchase. The reconciling item for 2003 represents the net effect of (1) the adjustment to the gain on repurchase and (2) loss on accretion.

f) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. These items are described as follows:

•	Inventories

Under Argentine GAAP, inventories are stated at the lower of replacement cost or net realizable value. Under US GAAP, inventories are stated at the lower of cost or market.

•	Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

•	Equity gain (loss) on related companies

The Company held a 0.15% and 5.75% ownership interest in Intelsat and Nahuelsat as of December 31, 2003, respectively. Under Argentine GAAP, the Company has recorded these investments at the lower of cost or equity.

As of December 31, 2002, the Company wrote down its investment in Nahuelsat to zero since its original cost was considered to be permanently impaired based on available information as of that date. However, during the year ended December 31, 2003, under Argentine GAAP, the Company has written up this investment since management considered that Nahuelsat´s financial situation had improved. This write-up is included in equity gain (loss) from related companies in the statement of income.

For US GAAP purposes, the Company accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 (“APB 18”) and related interpretations. Under

APB 18, investments in less than 20% of the capital stock are generally carried at cost. Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. As indicated above, the Company’s investment in Nahuelsat was written down to zero because its impairment was considered to be permanent, thus establishing a new cost basis for the investment. Subsequent write-ups are precluded under US GAAP.

g) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

h) Valuation allowance of tax credits

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of its net deferred tax assets, as the future realization of the tax benefit is not considered by management to be more likely than not. Therefore, a full valuation allowance has been provided for net deferred tax assets of Telecom Argentina and Telecom Personal. Also, as indicated in Note 4.n., the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of the credit relating to the minimum presumed income tax to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

However, SFAS 109 establishes more specific and strict procedures to assess whether a valuation allowance should be established for deferred tax assets. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed.

Accordingly, under US GAAP, a full valuation allowance has been provided for the tax credits related to tax on minimum presumed income of Telecom Argentina and Telecom Personal and the tax effects on US GAAP adjustments as described in g) above.

i) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

j) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No. 25 “Accounting for Stock Issued to Employees—Accounting Interpretations of APB Opinion No. 25,” the economic substance of a plan established by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. SAB No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine Government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

k) Indefinite-life intangibles impairment testing

As indicated in Note 4.k., the Company identified the PCS license as an indefinite life intangible. Under Argentine GAAP, indefinite life intangibles are not amortized but tested annually for impairment. The carrying value of these intangibles is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such assets are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company concluded that an impairment loss was not necessary.

Under US GAAP, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. The Company determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Therefore, upon adoption of SFAS 142 the Company ceased amortizing its license cost, and tested it annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This valuation determined that the carrying amount of the license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP purposes.

l) Goodwill

Under Argentine GAAP, the Company continued to amortize goodwill until it was fully amortized during the year ended December 31, 2002. In prior periods, goodwill represented the excess of purchase price over the fair market value of a business acquired. For the year ended December 31, 2002, the amortization charge was $10.

Under US GAAP, the Company adopted the provisions of SFAS 142 on January 1, 2002. Under the provisions of SFAS 142, goodwill is not amortized, but tested for impairment annually, or whenever there is an impairment indicator. As required by SFAS 142, the Company ceased amortization and performed a transitional goodwill impairment assessment at the reporting unit level to determine whether there was an indication that goodwill was impaired at the date of adoption. As a result of the test, the Company determined that the carrying value of goodwill was not supported by estimated future cash flows, and accordingly, recorded an impairment charge of $10, which represented the full amount of unamortized goodwill at the time of the test.

As such, the carrying value of goodwill is zero for both Argentine GAAP and US GAAP purposes and therefore no reconciling item is presented.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS 13 “Accounting for Leases”, and subsequent pronouncements, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2013. Rent expense is recognized ratably over the lease term. Future minimum lease payments as of December 31, 2003, are as follows:

Year ending December 31, 2004	41
Year ending December 31, 2005	14
Year ending December 31, 2006	9
Year ending December 31, 2007	7
Thereafter	9

Total	$80

Rental expense for the years ended December 31, 2003, 2002 and 2001 is included in Note 17.h.

Capital leases

As indicated in Note 4.j., the Company has no capital leases as of December 31, 2003 as a consequence of the expiration during the fiscal year 2003 of the computer equipment leasing contracts.

Depreciation expense related to fixed assets under capital leases was $42, $45 and $44 for the years ended December 31, 2003, 2002 and 2001, respectively. Such amounts are included in the amounts disclosed in Note 17.a.

Interest (expense) income related to capital leases was approximately $nil, $3 and $3 for the years ended December 31, 2003, 2002 and 2001, respectively.

b) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.g. for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of December 31, 2003 and December 31, 2002 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	111	85	234	175

Accounts receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

Debt

The fair value of the Company’s debt as of December 31, 2003 is estimated based on quoted market prices for the same or similar issues. The fair value of such debt was $7,645 and the related carrying amount was $10,082.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c) Benefit under Collective Bargaining Agreement

As described in Note 4.o., retirement benefits consist of the payment of a single lump sum at retirement equal to one salary for each five years of service due to normal retirement, death or disability. Those employees who voluntary resign (for any reason) or retire for other reasons are ineligible. The Company accounts for such benefits under SFAS 87.

The following tables summarize benefit costs for the years ended December 31, 2003, 2002 and 2001, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2003 and 2002:

	As of December 31,
	2003	2002
Accumulated benefit obligation	$5	$2
Effect of future compensation increases	3	4

Projected benefit obligation	$8	$6

	Years ended December 31,
	2003	2002	2001
Service cost	$1	$—	$1
Interest cost	1	1	1
Settlement loss (gain) and other	—	(2)	(2)

Total benefit cost (gain)	$2	$(1)	$—

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2003	2002	2001
Discount rate (1)	10%	10%	8%
Projected increase rate in compensation	2-10%	6-27%	0%

(1)	Represents estimates of real rate of interest rather than nominal rate.

d) Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. Historically, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most or all of these factors occurred at various times in the past few years and still occur today in the Company’s core target market in Argentina. The Company has no control over these matters.

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings;

•	ability to successfully restructure its debt (see Note 12 for details); and

•	government regulation.

e) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax asset has been classified as a non-current other receivable.

Under US GAAP, the Company applies the principles of SFAS 109. Pursuant to SFAS 109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2003 the net current deferred tax asset is $90 and the net non-current deferred tax liability is $70 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11.c. and 12, the Company has classified restricted cash amounting to $11.2 as other receivables. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2003 represented cash in escrow related to certain judicial proceedings.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all periods presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all periods presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. Additionally, this effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

Held-to-maturity investments

Under Argentine GAAP, the Company reclassified as of December 31, 2002 certain held-to-maturity investments as current assets. Under US GAAP, these investments are classified as non-current assets.

f) Income statement classification differences

The following table reconciles the operating income (loss) as shown in the statement of income under Argentine GAAP to the operating income (loss) that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2003	2002	2001
Operating income (loss) under Argentine GAAP	$107	$(204)	$873
Foreign currency translation	(5)	(12)	—
Capitalization of foreign currency exchange differences	121	135	—
Goodwill	—	(10)	—
Other expenses, net as operating loss under US GAAP	(168)	(176)	(130)
Other	(2)	—	—

Operating income (loss) under US GAAP	$53	$(267)	$743

g) Earnings per share

Under Argentine GAAP, the Company computes net income (loss) per common share and dividends per share by dividing the net income (loss) for the period by the number of weighted common shares outstanding.

Under US GAAP, basic and diluted net income (loss) per share are presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

Basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2003	2002	2001
Numerator:
Net income (loss) under US GAAP	$485	$(1,653)	$(3,501)
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978
Basic and diluted net income (loss) per common share	$0.49	$(1.68)	$(3.56)

h) Statements of cash flows

The statements of cash flows presented in the primary financial statements are prepared using Argentine GAAP numbers. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the totals that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be prepared under SFAS No. 95 “Statement of Cash Flows”.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

Under Argentine GAAP, cash outflows for the repayment of seller financing for the acquisition of productive assets were reported as investing activities. Under US GAAP, these transactions would be classified as cash flows from financing activities. Also, under Argentine GAAP, payments to creditors for interest were reported as financing activities whereas these transactions would be classified as cash flows from operating activities for US GAAP purposes.

In addition, under Argentine GAAP the effects of inflation and exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP. Note 6 includes a table that presents such disclosures.

i) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

j) Investments in debt securities

Under US GAAP, in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its investments in government bonds as held-to-maturity securities. Note 17.c to the Argentine GAAP financial statements presents the additional disclosure requirements in accordance with SFAS 115.

k) Other comprehensive income

Under US GAAP, the Company adopted SFAS No. 130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2003	2002	2001
Net income (loss) under US GAAP	$485	$(1,653)	$(3,501)
Other comprehensive income:
Derivative financial instruments
- Change on derivative financial instruments	—	(139)	(305)
- Reclassification into earnings	—	348	145
Foreign currency translation	(19)	38	—
Tax benefit (expense)	—	(73)	55

Comprehensive income (loss)	$466	$(1,479)	$(3,606)

	As of December 31,
	2003	2002	2001
Accumulated other comprehensive income (a)	$19	$38	$(136)

(a)	Accumulated other comprehensive income as of December 31, 2003 represents charges related to foreign currency translation adjustments.

l) Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e to the Argentine GAAP financial statements presents the reserves activity of the Company for the periods presented. The Company considers this information is similar in format and content to that required by the SEC.

m) Disclosure of guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must disclose and recognize a liability for the fair value of an obligation assumed under a guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods that end after December 15, 2002.

The guarantees issued by the Company as of December 31, 2003, are as follows:

In connection with Telecom Personal’s licenses to render PCS services, Telecom Argentina has granted sureties on promissory notes issued by Telecom Personal to the order of the Department of Communications:

•	for US$22.5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

•	together with Telefónica de Argentina S.A., on a promissory note issued by Miniphone S.A. for $15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

•	together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Telecom Personal S.A. for $30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

Telecom Personal has submitted a report to the regulatory agency responsible for PCS service regulation stating that it has complied with its obligations under the licenses and notes, requesting the release of these promissory notes. Telecom Personal currently expects that once this regulatory agency has reviewed its report, the performance guarantees issued to ensure Telecom Personal’s compliance will be released. However, Telecom Personal cannot provide any assurance of this release as the Department of Communications has denied similar requests in the past.

n) Recently issued accounting pronouncements

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46 R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46 R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after December 31, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46 R in 2004 will not have a material impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 (“SFAS 150”), “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted the provisions of SFAS 150, which did not have an impact on the Company’s financial position or results of operations. The classification and measurement provisions in paragraphs 9, 10 and 22 of SFAS 150 are deferred for an indefinite period for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries. The Company will continue to evaluate the impact of SFAS 150, if any, and any further clarifications that may result from SFAS 150.

The Company currently applies the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (revised by SAB No. 104), to account for revenue arrangements with multiple deliverables. These arrangements include transactions such as the sale of wireless service with an accompanying handset. In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, which affects revenue arrangements entered into by the Company after January 1, 2004. Issue No. 00-21 requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria and generally requires that arrangement consideration be allocated among the separate units of accounting based on their relative fair values. Revenue recognition is then considered separately for each unit of accounting. The Company is currently assessing the impact of this issue on its financial statements.

17. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Capitalization and/or reversal of foreign currency exchange differences		Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	120	—	—		—	(1)	—	119
Building	1,671	4	(1)		—	5	(5)	1,674
Transmission equipment	5,068	10	(34)		11	59	(2)	5,112
Switching equipment	3,847	2	(21)		4	19	(4)	3,847
Power equipment	529	1	—		3	4	(1)	536
External wiring	5,955	—	(17)		—	5	—	5,943
Telephony equipment, instruments and systems for improvement in services	855	1	(1)		7	4	(2)	864
Cellular handsets given to customers at no charge	325	3	—		5	—	(1)	332
Vehicles	111	1	—		—	—	(3)	109
Furniture	107	—	—		—	—	—	107
Installations	503	5	—		1	2	—	511
Computer equipment	2,472	19	(2)		5	17	—	2,511
Work in progress	116	73	—		1	(124)	(3)	63
Materials	55	63	—		1	10	(39)	90

Total as of December 31, 2003	21,734	182	(76	)(a)	38	—	(60)	21,818

Total as of December 31, 2002	20,717	238	897		23	—	(141)	21,734

	Depreciation							Net carrying value as of December 31, 2003		Net carrying value as of December 31, 2002
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Decreases and transfers		Accumulated as of the end of the year
Land	—	—	—		—		—	119		120
Building	(609)	4 – 9	(76)		1		(684)	990		1,062
Transmission equipment	(2,665)	10 – 11	(503)		4		(3,164)	1,948		2,403
Switching equipment	(2,315)	10	(373)		2		(2,686)	1,161		1,532
Power equipment	(268)	10 – 20	(52)		—		(320)	216		261
External wiring	(3,252)	7	(323)		2		(3,573)	2,370		2,703
Telephony equipment, instruments and systems for improvement in services	(615)	13 – 18	(68)		—		(683)	181		240
Cellular handsets given to customers at no charge	(316)	50	(12)		—		(328)	4		9
Vehicles	(90)	20 – 40	(12)		3		(99)	10		21
Furniture	(69)	10 – 20	(7)		—		(76)	31		38
Installations	(314)	9 – 33	(44)		—		(358)	153		189
Computer equipment	(1,532)	18 – 33	(314)		—		(1,846)	665		940
Work in progress	—	—	—		—		—	63		116
Materials	—	—	—		—		—	90		55
Total as of December 31, 2003	(12,045)		(1,784	)(c)	12	(b)	(13,817)	8,001	(e)	9,689

Total as of December 31, 2002	(10,104)		(1,983	)(d)	42		(12,045)	9,689

(a)	Includes (24) corresponding to the reversal of gross capitalized foreign currency exchange differences upon repurchase of debt. This amount less related depreciation of $3 forms part of the gain on repurchase of debt (see Note 5.o.).
(b)	Includes 3 corresponding to depreciation related to the reversal of foreign currency exchange differences as explained in (a) above.
(c)	Includes (121) corresponding to the depreciation of capitalized foreign currency exchange differences and (16) corresponding to foreign currency translation adjustments.
(d)	Includes (135) corresponding to the depreciation of capitalized foreign currency exchange differences and (3) corresponding to foreign currency translation adjustments.
(e)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	423	4	3	—	430
Debt issue costs	79	—	1	—	80
PCS license	662	—	—	—	662
Band B license (Paraguay)	101	—	16	—	117
Rights of use	45	—	—	—	45
Exclusivity agreements	98	—	—	—	98
Website development costs	2	—	—	—	2
Trademarks	8	—	—	—	8

Total as of December 31, 2003	1,418	4	20	—	1,442

Total as of December 31, 2002	1,390	29	1	(2)	1,418

	Amortization
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the year	Net carrying value as of December 31, 2003	Net carrying value as of December 31, 2002
Software obtained or developed for internal use	(215)	(86	)(a)	(301)	129	208
Debt issue costs	(65)	(7	)(b)	(72)	8	14
PCS license	(71)	—		(71)	591	591
Band B license (Paraguay)	(50)	(21	)(c)	(71)	46	51
Rights of use	(17)	(3	)(d)	(20)	25	28
Exclusivity agreements	(48)	(8	)(e)	(56)	42	50
Website development costs	(2)	—		(2)	—	—
Trademarks	(4)	—		(4)	4	4

Total as of December 31, 2003	(472)	(125)		(597)	845	946

Total as of December 31, 2002	(349)	(123	)(f)	(472)	946

a)	An amount of $28 is included in cost of services, $1 in general and administrative expenses and $54 in selling expenses. Also includes $3 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
b)	An amount of $6 is included in financial results, net under interest expense and $1 corresponds to foreign currency translation adjustments which have been excluded from the income statement.
c)	An amount of $14 is included in cost of services and $1 in general and administrative expenses. Also includes $6 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
d)	Included in general and administrative expenses.
e)	Included in selling expenses.
f)	An amount of $39 is included in cost of services; $9 in general and administrative expenses; $63 in selling expenses and $9 in financial results, net. Also includes $3 corresponding to foreign currency translation adjustments which have been excluded from the income statement.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value (c)		Number of shares	Net realizable value	Cost value as of December 31, 2003	Book value as of December 31, 2003	Book value as of December 31, 2002
CURRENT INVESTMENTS
Government bonds
“Soberano” Bond		Euro	1	17,714,370	69	62	69	—
Argentina 2004 Bond (a)		US$	1	—	—	—	—	65
Secured 2018 Bond			$1	8,396,159	7	9	7	—
Argentina government bonds		US$	1	—	—	—	—	58
Argentina government bonds			$1	—	—	—	—	63

Total current investments					76	71	76	186

NON-CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond (a)		US$	1	12,000,000	9	30	35	40
Argentina government bonds			$1	—	—	—	—	8

Total government bonds					9	30	35	48

Equity investments
Intelsat Ltd.	Ordinary	US$	3	260,432		8	8	11
Nahuelsat (b)	Ordinary		$1,000	5,750		13	2	—

Total equity investments						21	10	11

Total non-current investments						51	45	59

(a)	See Note 4.g for details.
(b)	As of December 31, 2002, the Company wrote down this investment to zero since its original cost was considered to be permanently impaired based on available information as of that date. However, as of December 31, 2003, under Argentine GAAP, the Company has written up this investment since management determined that Nahuelsat’s financial situation had improved. This write-up is included in other expenses, net in the statement of income.
(c)	Per share data.

(d) Current investments

	Cost as of December 31, 2003	Book value as of
		December 31, 2003	December 31, 2002
CURRENT INVESTMENTS
Time deposits
In foreign currency	$1,665	$1,665	$639
In Argentine pesos	508	508	518
Mutual funds
In Argentine pesos	192	192	19

Total current investments	$2,365	$2,365	$1,176

NON CURRENT INVESTMENTS
Financial trust “2003 Telecommunications fund”	2	2	—

Total non current investments	$2	$2	$—

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions		As of December 31, 2003
Deducted from current assets
Allowance for doubtful accounts receivables	298	11		—	(197)		112
Allowance for obsolescence	6	—		—	(4)		2
Deducted from non-current assets
Valuation allowance of net deferred tax assets	571	13		—	(137)		447
Allowance for doubtful accounts	2	1		—	—		3

Total deducted from assets	877	25	(a)	—	(338	)(c)	564

Included under current liabilities
Provision for commissions	—	1		—	—		1
Provision for contingencies	9	—		19	(14)		14
Included under non-current liabilities
Provision for contingencies	142	90		(19)	(3)		210

Total included under liabilities	151	91	(b)	—	(17	)(d)	225

	Opening balances	Additions		Reclassifications	Deductions		As of December 31, 2002
Deducted from current assets
Allowance for doubtful accounts receivables	517	189		—	(408)		298
Allowance for obsolescence	4	4		—	(2)		6
Deducted from non-current assets
Valuation allowance of net deferred tax assets	13	565		—	(7)		571
Allowance for doubtful accounts	—	2		—	—		2

Total deducted from assets	534	760	(e)	—	(417	)(g)	877

Included under current liabilities
Provision for contingencies	15	—		9	(15)		9
Included under non-current liabilities
Provision for contingencies	131	101		(9)	(81)		142

Total included under liabilities	146	101	(f)	—	(96	)(h)	151

(a)	An amount of $11 is included in selling expenses, $1 in other expenses, net and $13 in income tax.
(b)	Includes $90 in other expenses, net and $1 in selling expenses.
(c)	Includes $7 corresponding to results on exposure to inflation.
(d)	Includes $1 corresponding to results on exposure to inflation.
(e)	An amount of $189 is included in selling expenses; $565 in income tax and $6 in other expenses, net.
(f)	Included in other expenses, net.
(g)	Includes $332 corresponding to results on exposure to inflation.
(h)	Includes $88 corresponding to results on exposure to inflation.

(f) Cost of services

Years ended December 31,	2003	2002	2001
Inventory balance at the beginning of the year	$18	$52	$190
Plus:
Purchases	38	3	37
Financial results, net	(6)	(3)	—
Cellular handsets given to customers at no charge (a)	(3)	(10)	(33)
Retirements not included in cost of cellular handsets	(9)	(12)	(29)
Cost of services (Note 17.h)	2,618	2,881	3,544
Less:
Inventory balance at the end of the year	(16)	(18)	(52)

COST OF SERVICES	$2,640	$2,893	$3,657

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

(g) Foreign currency assets and liabilities

	As of December 31, 2003				As of December 31, 2002
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	1	2.930	$4	$—
	G	1,529	0.0005	2	3
Investments
Time deposits	US$	302	2.930	885	343
	EURO	211	3.684	776	296
	G	8,345	0.0005	4	—
Government bonds	US$	—	—	—	123
	EURO	19	3.684	69	—
Accounts receivable
	US$	19	2.930	55	46
	SDR	1	4.354	2	—
	GF	—	—	—	2
	G	134,907	0.0005	66	60
Other receivables
Tax credits	US$	14	2.930	42	—
	G	2,270	0.0005	1	—
Prepaid expenses	G	1,485	0.0005	1	—
Others	US$	—	—	—	7
	G	6,454	0.0005	2	2
Non-current assets
Investments
Government bonds	US$	12	2.930	35	40

Total assets				$1,944	$922

	As of December 31, 2003				As of December 31, 2002
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current liabilities
Accounts payable
Suppliers	US$	22	2.930	$65	$47
	G	34,977	0.0005	17	16
	SDR	2	4.354	9	26
	EURO	2	3.684	9	2
Advances from customers	G	6,293	0.0005	3	1
Related parties	US$	—	—	—	3
Debt
Notes – Principal	US$	216	2.930	634	768
	EURO	1,161	3.684	4,278	4,639
Banks loans and others – Principal	US$	445	2.930	1,305	1,732
		¥6,506	0.027	178	187
Fixed assets financing – Principal	US$	583	2.930	1,707	2,050
	EURO	39	3.684	143	139
		¥11,656	0.027	319	333
Inventory financing – Principal	US$	142	2.930	417	511
Accrued interest	US$	92	2.930	271	184
	EURO	122	3.684	448	357
		¥585	0.027	16	9
Penalty interest	US$	26	2.930	76	27
	EURO	7	3.684	24	6
		¥143	0.027	4	1
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,914	0.0005	1	—
Taxes payable
VAT	G	1,389	0.0005	1	—
Other liabilities
Others	US$	—	—	—	3
Non-current liabilities
Debt
Banks loans and others – Principal	US$	29	2.930	86	142
Accrued interest	US$	—	—	—	3

Total Liabilities				$10,011	$11,186

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

(h) Expenses

	Expenses			Year ended December 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$262	90	154	$506
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	42	5	62	109
Taxes	56	2	25	83
Turnover tax	137	—	—	137
Taxes on bank debits and credits	36	—	—	36
Materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Energy, water and others	26	5	7	38
Bad debt expense	—	—	11	11
Interconnection costs	136	—	—	136
Cost of international outbound calls	76	—	—	76
Lease of circuits	38	—	—	38
Rental expense	32	5	9	46
Fees for debt restructuring	—	16	—	16
Fees for services	22	18	40	80
Management fees	—	1	1	2
Advertising	—	—	44	44
Commissions	—	13	147	160
Others	132	7	7	146

Total	$2,618	$222	$784	$3,624

	Expenses			Year ended December 31, 2002
	Cost of services	General and administrative	Selling
Salaries and social security	$278	$101	$208	$587
Depreciation of fixed assets	1,614	70	296	1,980
Amortization of intangible assets	39	9	63	111
Taxes	84	2	12	98
Turnover tax	132	—	—	132
Taxes on bank debits and credits	46	—	—	46
Materials and supplies	156	5	27	188
Transportation and freight	19	6	14	39
Energy, water and others	29	6	9	44
Bad debt expense	—	—	189	189
Interconnection costs	141	—	—	141
Cost of international outbound calls	103	—	—	103
Lease of circuits	41	—	—	41
Rental expense	44	12	26	82
Fees for debt restructuring	—	18	—	18
Fees for services	32	24	42	98
Management fees	21	2	—	23
Advertising	—	—	28	28
Commissions	21	6	105	132
Others	81	20	23	124

Total	$2,881	$281	$1,042	$4,204

	Expenses			Year ended December 31, 2001
	Cost of services	General and administrative	Selling
Salaries and social security	$556	$220	$374	$1,150
Depreciation of fixed assets	1,276	71	343	1,690
Amortization of intangible assets	55	6	73	134
Taxes	156	7	26	189
Turnover tax	235	—	—	235
Taxes on bank debits and credits	33	—	—	33
Materials and supplies	288	26	35	349
Transportation and freight	33	26	37	96
Energy, water and others	55	9	22	86
Bad debt expense	—	—	567	567
Interconnection costs	214	—	—	214
Cost of international outbound calls	71	—	—	71
Lease of circuits	69	—	—	69
Rental expense	75	22	22	119
Fees for services	82	80	53	215
Management fees	211	20	—	231
Advertising	—	—	180	180
Commissions	21	4	225	250
Others	114	50	28	192

Total	$3,544	$541	$1.985	$6,070

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157	—	—		5,676	(a)	—	—	—
Not due
Payable on demand	—	—	—	—		4,315	(a)	—	—	—
First quarter 2004	2,441	410	77	451		—		50	91	23
Second quarter 2004	—	9	15	—		2		11	58	2
Third quarter 2004	—	4	14	—		—		7	2	—
Fourth quarter 2004	—	1	44	—		3		9	—	—
Jan. 2005 thru Dec. 2005	36	—	30	—		3		12	—	1
Jan. 2006 thru Dec. 2006	—	—	6	—		4		9	—	2
Jan. 2007 thru Dec. 2007	—	—	2	—		3		4	—	2
Jan. 2008 thru Dec. 2008	—	—	2	—		64		2	—	2
Jan. 2009 thru Dec. 2009	—	—	60	—		12		1	—	2
Jan. 2010 and thereafter	1	—	93	—		—		2	—	30

Total not due	2,478	424	343	451		4,406		107	151	64

Total as of December 31, 2003	2,478	581	343	451	(b)	10,082		107	151	64

Balances with indexation clauses	—	—	—	5		—		—	—	—
Balances bearing interest	2,476	152	6	3		9,978		—	—	—
Balances not bearing interest	2	429	337	443		104		107	151	64

Total	2,478	581	343	451		10,082		107	151	64

Average annual interest rate (%)	2.18	(c)	—	41.22		(d)		—	—	—

(a)	See Note 12. Includes 119 corresponding to Núcleo.
(b)	There are payables in kind that amounted to 1.
(c)	100 bear 50% over the Banco Nación Argentina notes payable discount rate, and 52 bear 20.82%.
(d)	See note 8.

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	194		—	—		3,689	(e)	—	—	—
Not due
Payable on demand	—	—		—	—		7,446		—	—	—
First quarter 2003	1,362	410		37	391		—		36	71	24
Second quarter 2003	—	4		5	1		—		11	47	1
Third quarter 2003	—	1		8	2		—		7	—	—
Fourth quarter 2003	—	—		14	—		—		7	—	—
Jan. 2004 thru Dec. 2004	40	1		53	—		30		11	—	1
Jan. 2005 thru Dec. 2005	—	—		2	—		21		8	—	3
Jan. 2006 thru Dec. 2006	6	—		1	—		18		7	—	3
Jan. 2007 thru Dec. 2007	—	—		1	—		15		2	—	2
Jan. 2008 thru Dec. 2008	—	—		1	—		61		1	—	2
Jan. 2009 and thereafter	2	—		85	—		—		—	—	18

Total not due	1,410	416		207	394		7,591		90	118	54

Total as of December 31, 2002	1,410	610		207	394	(b)	11,280		90	118	54

Balances with indexation clauses	—	—		31	17		—		—	—	—
Balances bearing interest	1,410	209		—	2		11,246		—	—	—
Balances not bearing interest	—	401		176	375		34		90	118	54

Total	1,410	610		207	394		11,280		90	118	54

Average annual interest rate (%)	6.91		(f)	—	9.43		—		—	—	—

(e)	Includes 113 corresponding to Núcleo.
(f)	154 bear 50% over the Banco Nación Argentina notes payable discount rate, and 55 bear 9.02%.