Form 20-F
period 2004-12-31
TELECOM ARGENTINA SA
filed 2005-06-29
CIK 932470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

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

Item 17 ☐    Item 18 ☒

i

PRESENTATION OF FINANCIAL INFORMATION

In this annual report on Form 20-F, the terms “Telecom Group”, “we”, “us”, and “our” refer to Telecom Argentina S.A. and its wholly-owned consolidated subsidiaries, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA Inc., Publicom SA, Cable Insignia SA and Microsistema SA. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom and its subsidiaries.

The term “Telecom Personal” refers to Telecom Personal S.A., our subsidiary engaged in the provision of wireless communication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication services in Paraguay.

Consolidated Financial Statements. Our consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-62 of this annual report.

The Consolidated Financial Statements are presented in Argentine Pesos and are prepared in accordance with Argentine GAAP considering the regulations of the CNV. Significant differences exist between Argentine GAAP and US GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission (“SEC”). See Note 16 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net (loss) income and shareholders’ equity.

Our Consolidated Financial Statements have been prepared on the assumption that we will continue as a going concern. Telecom Argentina is currently in the late stages of a restructuring pursuant to an Acuerdo Preventivo Extrajudicial (“APE”), a restructuring agreement governed by Law No. 24, 522. Pursuant to the terms of the APE, Telecom Argentina proposes to restructure all of its outstanding unsecured financial indebtedness by offering its creditors several different options. The APE received court approval on May 26, 2005. Although we expect that the restructuring process will be successfully completed by the third quarter of 2005, there can be no assurance that the APE will be completed in the timeframe we anticipated in the APE.

All of these circumstances raise substantial doubt about our ability to continue as a going concern. Our Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. See “Risk Factors—Risks Associated with Telecom and its Operations” below.

Exchange Rates. In this annual report on Form 20-F (the “Form 20-F”), except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “i” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2004 was P$2.979=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has declined substantially. As of June 23, 2005, the exchange rate (ask price) was 2.8725=US$1.00. Unless otherwise indicated, our consolidated balance sheets and consolidated statements of income use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see Item 3: “Key Information—Exchange Rates.” We have provided as a convenience, translation as of December 31, 2004 for other currencies which are mentioned in this annual report, including the Japanese yen (P$2.91=100), and the euro (P$4.06=1).

Inflation Accounting. On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, in accordance with CNV resolutions and Argentine GAAP, we began accounting for our financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, our consolidated financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information for periods prior to August 31, 1995, was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant pesos”). The August 31, 1995 balances adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by Law No. 25,561, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

Subsequently, on March 25, 2003, the Argentine government reinstructed the CNV to preclude companies from presenting price-level-restated financial statements. Therefore, on April 8, 2003, the CNV discontinued inflation accounting as of March 1, 2003. We complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. We restated prior year amounts until February 28, 2003 for comparative purposes only.

In October 2003, the CPCECABA discontinued inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

Change of Fiscal Year. Telecom’s shareholders’ meeting held on September 14, 2000, approved a change in the closing date for Telecom’s fiscal year from September 30 to December 31, as well as a corresponding amendment to article 17 of Telecom’s bylaws which sets forth the closing date for the fiscal year. References to “year 2004”, “year 2003”, “year 2002”, “year 2001” and “year 2000” are to the fiscal years ended December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001 and the twelve-month period ended December 31, 2000, respectively.

Certain amounts and ratios contained in this annual report (including percentage amounts) have been rounded up or down in order to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this annual report.

The contents of our worldwide website are not part of this annual report.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this annual report contains information that is forward-looking, including, but not limited to:

•	the impact of the emergency laws and subsequent related laws enacted by the Argentine government;

•	our plans to restructure our financial indebtedness;

•	our expectations for our future performance, revenues, income, earnings per share, capital expenditure, dividends, liquidity and capital structure;

•	the impact of rate changes on revenues;

•	the effects of operating in a competitive environment; and

•	the outcome of certain legal proceedings.

This annual report contains certain forward-looking statements and information relating to the Telecom Group that are based on the current expectations, estimates and projections of its management and information currently available to the Telecom Group. These statements include, but are not limited to, statements about the Telecom Group’s strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this annual report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and other similar expressions are generally intended to identify forward-looking statements.

These statements reflect the current views of the Telecom Group with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of the Telecom Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•	uncertainties relating to political and economic conditions in Argentina;

•	uncertainties relating to the restructuring of our financial indebtedness, including the possibility that our restructuring pursuant to the APE will not be completed or that we will be forced into, or file for, bankruptcy;

•	uncertainties relating to our ability to continue as a going concern;

•	inflation and exchange rate risks;

•	the impact of the emergency laws enacted by the Argentine government which resulted in the amendment of the Convertibility Law and subsequent related laws and regulations enacted by the Argentine government;

•	the devaluation of the peso;

•	restrictions on the ability to exchange pesos into foreign currencies;

•	the adoption of a restrictive currency transfer policy;

•	the conversion into pesos of rates charged for certain public services;

•	the elimination of indexes to adjust rates charged for certain public services;

•	the possible adjustment to our rates charged for public services;

•	the executive branch’s announced intention to renegotiate the terms of the concessions granted to public service providers, including Telecom;

•	nationalization;

•	the impact of regulatory reform and changes in the regulatory environment in which we operate; and

•	the effects of competition.

Many of these factors are macroeconomic in nature and are therefore beyond the control of the Telecom Group’s management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Telecom Group does not intend, and does not assume any obligation, to update the forward-looking statements contained in this annual report.

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

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority.

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

APE (Acuerdo Preventivo Extrajudicial): An out-of-court restructuring agreement governed by Argentine Law 24,522.

v

APE Solicitation: Our solicitation of powers of attorney or commitments to approve and execute an APE, pursuant to which we proposed to restructure all of our outstanding debt (except for our commercial obligations, as described in the APE Solicitation Statement) by issuing notes with new payment terms and/or by paying cash consideration.

APE Solicitation Statement: Our Solicitation Statement dated June 22, 2004, which forms part of a registration statement on Form F-1 filed with the SEC, in which we present our comprehensive restructuring plan pursuant to the APE Solicitation.

Argentine GAAP: Generally Accepted Accounting Principles in Argentina.

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

CPCECABA: Consejo Profesional de Ciencias Economicas de la Ciudad Autónoma de Buenos Aires (the Professional Council of Economic Sciences of the City of Buenos Aires).

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

GSM: Global System for Mobile communications. A standard for digital cellular technology, originated in Europe, to provide pan-European roaming capabilities. The technology has recently been introduced and installed in almost all continents. This standard is based on TDMA standard and is considered second-generation cellular technology.

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

Juicios Ejecutivos: Summary attachment proceedings governed by Argentine law.

Ley 25,561: Ley de Emergencia Económica y Reforma del Régimen Cambiario (see “Public Emergency Law”).

LIBOR: The London Interbank Offered Rate, the rate at which deposits in dollars are offered to prime banks in the London Interbank market.

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

Pesification: Modification of the exchange rate by the Argentine government pursuant to the Public Emergency Law.

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

Regulatory Bodies: Collectively, the SC and the CNC.

Review Period: The period from October 21, 2004, the date on which the APE was filed with the reviewing court, until the date on which the APE is either approved or denied by the reviewing court.

Reviewing Court: The commercial court of the City of Buenos Aires, with which we have filed our APE (including, if applicable, any appellate court).

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

US GAAP: Generally Accepted Accounting Principles in the United States of America.

Value Added Services: Services that provide additional functionality to the basic transmission services offered by a telecommunications network.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2004. Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and Item 5: “Operating and Financial Review and Prospects.”

Our selected consolidated statement of income data for the years ended December 31, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2004 and 2003 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report, which have been audited by Price Waterhouse & Co. SRL (a member firm of PricewaterhouseCoopers), independent accountants.

Our selected consolidated statement of income data for the year ended December 31, 2002 and our selected consolidated balance sheet data as of December 31, 2002 have been derived from our audited consolidated financial statements as of December 31, 2002 and for the year then ended, which have been audited by Henry Martin, Lisdero y Asociados – one of the predecessor firms of Pistrelli, Henry Martin y Asociados SRL – both member firms of Ernst & Young Global, independent accountants. The consolidated financial statements as of December 31, 2002 and for the year then ended are not included in this annual report.

Our selected consolidated statement of income data for the year ended December 31, 2001 and our selected consolidated balance sheet data as of December 31, 2001 have been derived from our audited consolidated financial statements, which have been audited by Henry Martin, Lisdero y Asociados – one of the predecessor firms of Pistrelli, Henry Martin y Asociados SRL – both member firms of Ernst & Young Global, independent accountants. The consolidated financial statements as of December 31, 2001 and for the year then ended arc not included in this annual report.

Our selected consolidated statement of income data for the twelve months ended December. 31, 2000 and our selected consolidated balance sheet data as of December. 31, 2000 have been derived from our audited consolidated financial statements, which have been audited by Price Waterhouse & Co. SRL (a member firm of PricewaterhouseCoopers), independent accountants. The consolidated financial statements as of December 31, 2000 and for the twelve months then ended are not included in this annual report.

These data are set forth in accordance with Argentine GAAP and US GAAP for all periods presented. See Note 16 to the Consolidated Financial Statements in Item 18 for information regarding certain differences between Argentine GAAP and US GAAP.

Our Consolidated Financial Statements have been prepared on the assumption that we will continue as a going concern. Telecom Argentina is currently in the late stages of a restructuring pursuant to an Acuerdo Preventivo Extrajudicial (“APE”), a restructuring agreement governed by Law No. 24, 522. Pursuant to the terms of the APE, we propose to restructure all of Telecom Argentina’s outstanding unsecured financial indebtedness through different options. The APE was approved by the Argentine court on May 26, 2005. Although we expect that the restructuring process will be completed in the timeframe provided in the APE there can be no assurance that the APE will be completed.

All of these circumstances raise substantial doubt about our ability to continue as a going concern. Our Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. See “Risk Factors—Risks Associated with Telecom and its Operations—The outcome of Telecom Argentina’s debt restructuring is subject to uncertainty” below.

In addition, Price Waterhouse & Co. SRL (a member firm of PricewaterhouseCoopers) has issued a qualified opinion on the Consolidated Financial Statements because of a departure from Argentine GAAP. As further discussed in Note 3.c to the Consolidated Financial Statements, we discontinued restating our financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003.

As stated in footnote 1 to the selected consolidated income statement and balance sheet data, figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003 and figures for the years ended December 31, 2002, 2001 and 2000 were restated in constant pesos as of February 28, 2003 for comparative purposes only. See Presentation of Financial Information – Inflation Accounting.

Recent Accounting Pronouncements

As explained in “Operating and Financial Review and Prospects—New Accounting Standards under Argentine GAAP,” on January 14, 2003, the CNV approved, with certain amendments, RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. As permitted by the CNV, we made use of the early adoption provisions of the standards as of January 1, 2002. Consolidated Selected Financial Data included herein as of and for the years ended 2001 and 2000 has been restated for these changes.

In March 2004, the CNV adopted RT No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”). RT 21 applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and to accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed and additional disclosure requirements. This standard will be effective for the Company in the fiscal year beginning January 1, 2005. The adoption of this standard will not have a material impact on the Company’s financial position or results of operations.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain significant respects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP, see Note 16 to our consolidated financial statements.

Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 15 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31
	2004	2003	2002	2001(10)	2000(10)
	(P$ millions, except per share and per ADS data and other data)
INCOME STATEMENT DATA(1)
Argentine GAAP Amounts
Net Sales	4,494	3,753	4,012	7,056	7,403
Cost of services, general and administrative and selling expenses	(4,094)	(3,646)	(4,216)	(6,183)	(6,196)
Operating income (loss)	400	107	(204)	873	1,207
Other (net)(2)	(1,249)	(139)	(5,486)	(661)	(603)
Gain on debt restructuring	209	376	—	—	—
Income tax (expense) benefit, net	(26)	7	1,304	(112)	(242)
Net (loss)/income	(666)	351	(4,386)	100	362
Operating income/(loss) per share(3)	0.41	0.11	(0.21)	0.89	1.23
Operating income/(loss) per ADS(4)	2.03	0.54	(1.04)	4.43	6.13
Net (loss)/income per share(3)	(0.68)	0.36	(4.46)	0.10	0.37
Net (loss)/income per ADS(4)	(3.38)	1.78	(22.28)	0.51	1.84
Dividends per share(3)(5)(6)	—	—	—	—	0.47
Dividends per ADS(4)(5)(6)	—	—	—	—	2.38
US GAAP Amounts(7)
Operating income/(loss)	436	53	(267)	743	1,112
Net (loss)/income	(782)	485	(1,653)	(3,501)	312
Net (loss)/income per share(3)	(0.79)	0.49	(1.68)	(3.56)	0.32
Net (loss)/income per ADS(4)	(3.97)	2.46	(8.40)	(17.78)	1.58

BALANCE SHEET DATA(1)
Argentine GAAP
Current assets	4,434	3,184	2,103	2,650	3,126
Fixed assets, net	6,895	8,001	9,689	10,613	11,340
Total assets	12,332	12,270	12,941	14,558	15,730

Current liabilities	10,227	10,684	11,742	4,011	3,820
Current debt(8)	9,434	9,996	11,135	2,552	1,354
Non-current liabilities	1,549	365	345	5,318	6,313
Non-current debt(9)	1,219	86	145	4,592	5,412
Minority Interest	30	32	9	26	26
Foreign currency translation adjustments	24	21	28	—	—
Total shareholders’ equity	502	1,168	817	5,203	5,571

Total liabilities, minority interest, foreign currency translation adjustments and shareholders’ equity	12,332	12,270	12,941	14,558	15,730

Common stock	984	984	984	984	984
US GAAP Amounts(7)
Total assets	12,675	11,630	12,155	15,214	15,758
Current liabilities	10,219	10,684	11,742	12,851	3,820
Non-current liabilities	2,751	455	388	853	6,369
Minority interest	31	35	35	41	26
Total shareholders’(deficit) equity	(326)	456	(10)	1,469	5,543

(1)	Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002, 2001 and 2000 have been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information–Inflation Accounting.”

(2)	Other (net) includes equity gain (loss) from related companies, amortization of goodwill, financial results, net, other expenses, net and minority interest.

(3)	Calculated based on 984,380,978 shares outstanding during each year.

(4)	Calculated based on 196,876,196 ADSs outstanding in each year. Dividend figures do not give effect to any charges of the depositary of Telecom’s ADSs.

(5)	No dividends were paid for years 2001, 2002, 2003 and 2004. Nominal amounts of dividends in 2000 were P$213 million. See “Dividend Policy and Dividends.”

(6)	Figures have been restated for inflation and do not represent nominal amounts as of payment dates. Payment under year 2000 column includes payments of dividends for fiscal years ended December 31, 2000 and September 30, 2000 as a result of Telecom’s change of fiscal year-end from September 30 to December 31 effective as of January 1, 2001. See “Presentation of Financial Information” and “Dividend Policy and Dividends.”

(7)	The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all periods presented. For a description of these differences please refer to Note 16 to the Consolidated Financial Statements.

	As of December 31,
	2004	2003	2002	2001	2000
Total assets under Argentine GAAP	12,332	12,270	12,941	14,558	15,730
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	585	—
Foreign-currency translation	5	8	79	—	—
Capitalization of foreign currency exchange differences	(443)	(566)	(762)	—	—
Other adjustments	6	7	1	6	3
Tax effects on US GAAP adjustments	166	198	269	(204)	—
Deferred income tax and tax on minimum presumed income	(296)	(357)	(373)	203	—
Balance sheet classification differences:
Deferred income taxes	935	70	—	66	25
Other classifications (i)	(30)	—	—	—	—
Total assets under US GAAP	12,675	11,630	12,155	15,214	15,758

	As of December 31,
	2004	2003	2002	2001	2000
Total current liabilities under Argentine GAAP	10,227	10,684	11,742	4,011	3,820
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	1,631	—
Accounting for derivative instruments and hedging activities (ii)	—	—	—	209	—
Other adjustments	5	—	—	—	—
Tax effects on US GAAP adjustments	3	—	—	(644)
Deferred income tax and tax on minimum presumed income	(3)	—	—	571
Balance sheet classification differences:
Financial indebtedness (iii)	—	—	—	7,073	—
Other classifications (i)	(13)	—	—	—	—
Total current liabilities under US GAAP	10,219	10,684	11,742	12,851	3,820

	As of December 31,
	2004	2003	2002	2001	2000
Total non-current liabilities under Argentine GAAP	1,549	365	345	5,318	6,313
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	2,491	—
Foreign-currency translation	(6)	—	—	—	—
2004 Debt Restructurings	235	—	—	—	—
Telecom Personal Pre–APE Debt Restructurings	—	20	43	—	—
Accounting for derivative instruments and hedging activities (ii)	—	—	—	—	48
Tax effects on US GAAP adjustments	(76)	(7)	(15)	(872)	(17)
Deferred income tax and tax on minimum presumed income	131	7	15	923	—
Balance sheet classification differences:
Deferred income taxes	935	70	—	66	25
Financial indebtedness (iii)	—	—	—	(7,073)
Other classifications (i)	(17)	—	—	—	—
Total non-current liabilities under US GAAP	2,751	455	388	853	6,369

	As of December 31,
	2004	2003	2002	2001	2000
Total minority interest under Argentine GAAP	30	32	9	26	26
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	15	—
Foreign-currency translation	1	3	26	—	—
Tax effects on US GAAP adjustments	—	—	—	(5)	—
Deferred income tax and tax on minimum presumed income	—	—	—	5	—
Total minority interest under US GAAP	31	35	35	41	26

	As of December 31,
	2004	2003	2002	2001	2000
Total shareholders’ equity under Argentine GAAP	502	1,168	817	5,203	5,571
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	(3,552)	—
Foreign-currency translation	47	38	115	—	—
Capitalization of foreign currency exchange differences	(443)	(566)	(762)	—	—
2004 Debt Restructurings	(235)	—	—	—	—
Telecom Personal Pre-APE Debt Restructurings	—	(20)	(43)	—	—
Accounting for derivative instruments and hedging activities (ii)	—	—	—	(209)	(48)
Other adjustments	1	7	1	6	3
Tax effects on US GAAP adjustments	239	205	284	1,317	17
Deferred income tax and tax on minimum presumed income	(424)	(364)	(388)	(1,296)	—
Minority interest	(13)	(12)	(34)	—	—
Total shareholders’ (deficit) equity under US GAAP	(326)	456	(10)	1,469	5,543

	Years ended December 31,
	2004	2003	2002	2001	2000
Operating income (loss) under Argentine GAAP	400	107	(204)	873	1,207
Valuation differences:
Foreign–currency translation	1	(5)	(12)	—	—
Capitalization of foreign currency exchange differences	119	121	135	—	—
Goodwill	—	—	(10)	—	—
Other adjustments	(6)	(2)	—	—	—
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(78)	(168)	(176)	(130)	(95)
Operating income (loss) under US GAAP	436	53	(267)	743	1,112

	Years ended December 31,
	2004	2003	2002	2001	2000
Total net (loss) income under Argentine GAAP	(666)	351	(4,386)	100	362
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	3,552	(3,552)	—
Foreign-currency translation	9	(53)	64	—	—
Capitalization of foreign currency exchange differences	123	196	(762)	—	—
2004 Debt Restructurings	(235)	—	—	—	—
Telecom Personal Pre–APE Debt Restructurings	20	23	(43)	—	—
Cumulative–effect on prior years of customer acquisition costs, net of tax effect	—	—	—	—	(53)
Other adjustments	(6)	6	(5)	3	3
Tax effects on US GAAP adjustments	34	(79)	(960)	1,244	—
Deferred income tax and tax on minimum presumed income	(60)	24	908	(1,296)	—
Minority interest	(1)	17	(21)	—	—
Total net (loss) income under US GAAP	(782)	485	(1,653)	(3,501)	312

(i)	Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Note 16.II(f) to the Consolidated Financial Statements.

(ii)	Argentine GAAP and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments. The US GAAP reconciling item for fiscal years 2001 and 2000 corresponds to the difference in the effective date of each standard.

(iii)	Under Argentine GAAP, the Company disclosed its outstanding debt as of December 31, 2001, considering the original maturities because no creditor had exercised his right of acceleration of maturities. However, SFAS 78 privileges the enforceability of liabilities by creditors, therefore, the total financial debt affected by the events of default was disclosed as current liabilities as of such date. Since during the fiscal year 2002 the Company received notices of acceleration and classified its outstanding debt as current under Argentine GAAP, no disclosure differences exist between Argentine GAAP and US GAAP in this regard.

(8)	As of December 31, 2004, current debt primarily comprises the outstanding debt of Telecom Argentina. Telecom Argentina filed a restructuring proposal with the reviewing court and final approval was obtained on May 26, 2005. See Note 8 to the Consolidated Financial Statements for further information.

(9)	As of December 31, 2004, non-current debt comprises of the outstanding debt of our subsidiaries Telecom Personal and Núcleo which were restructured as of such date. See Note 8 to the Consolidated Financial Statements for further information.

(10)	Figures for years 2001 and 2000 have been restated for the application of the new accounting standards in Argentina.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See Item 10: “Additional Information—Exchange Controls.”

	High	Low	Average (1)	End of Period
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001	1.00	1.00	1.00	1.00
Year Ended December 31, 2002	3.90	1.55	3.24	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	1.95	2.94	2.98
Month Ended December 31, 2004	2.99	2.94	2.97	2.98
Month Ended January 31, 2005	2.97	2.92	2.95	2.92
Month Ended February 28, 2005	2.94	2.89	2.92	2.94
Month Ended March 31, 2005	2.96	2.91	2.93	2.92
Month Ended April 30, 2005	2.92	2.88	2.90	2.91
Month Ended May 31, 2005	2.90	2.88	2.89	2.88
Month Ended June 30, 2005 (through June 23, 2005)	2.90	2.87	2.88	2.87

(1)	Yearly data reflect average of month-end rates.

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

On June 23, 2005, the closing exchange rate (ask price) quoted by Banco de la Nación Argentina (“Banco Nación”) was P$2.87=US$1.00.

Risk Factors

You should consider the following risks with respect to an investment in Telecom and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risk Factors Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and most of our indebtedness is denominated in U.S. dollars and euro. Accordingly, our financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and these other currencies. In the past several years the Argentine economy has experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies and our need to restructure our financial indebtedness. These conditions have affected and will continue to affect our financial condition and results of operations, and may impair our ability to make payments of principal and/or interest on our financial indebtedness.

Devaluation of the peso will adversely affect our results of operations and its ability to service our debt obligations.

Since we realize substantially all of our revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of our earnings while increasing the cost, in peso terms, of our expenses and capital costs denominated in foreign currency (including costs of servicing our indebtedness denominated in foreign currencies). A significant depreciation in the Argentine peso against major foreign currencies also may have a material adverse impact on our capital expenditure program.

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these uncertainties will affect the consumption of telephone services or our ability to meet our debt obligations denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of peso and, accordingly, on our financial condition and results of operations.

Substantial inflation may return, which would negatively impact Telecom Argentina’s revenues.

Argentina experienced high levels of inflation during 2002, when the Argentine consumer price index increased 41% and the wholesale price index increased 118%. The level of inflation reflected both the effect of the peso devaluation on production costs and a substantial change in relative prices, partially offset by the elimination of public utility rate adjustments and the large drop in demand resulting from the recession.

Inflation slowed in 2003, with the Argentine consumer price index increasing by 3.7% and the wholesale price index increasing by approximately 1.9%. In 2004, the Argentine consumer price index increased by 6.1% and the wholesale price index increased by 7.9%. In the three-month period ending on March 31, 2005, the consumer price index increased 4.0% and the wholesale price index increased 2.2%. Despite the relatively moderate levels of inflation in recent years, it is possible that the Argentine economy will experience significant inflation in the future. If the Central Bank issues significant amounts of currency to finance public sector spending to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected. Since we derive the majority of our revenues from fees payable in pesos, unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation would decrease our revenues in real terms and adversely affect our results of operations. As discussed below under “Risks

Associated with Telecom and its Operations”, Telecom Argentina is currently not able to increase its regulated rates, and our ability to increase our regulated rates is subject to tariff negotiations that are taking place with the Argentine government. We cannot guarantee that the results of those negotiations will be favorable to us and to our financial condition.

The deterioration of the Argentine economy and the effects of pesification may require us to undertake a mandatory capital stock reduction or commence dissolution proceedings.

Under Article 206 of the Argentine Companies Law No. 19,550, as amended, if at the annual shareholders’ meeting a corporation presents financial statements that report that the corporation’s losses exceed its reserves and at least 50% of its capital stock, the corporation is required to reduce its capital stock. Furthermore, under paragraph 5 of Article 94, if the corporation presents annual financial statements that report negative net worth, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making an additional capital contribution or authorizing the issuance of additional shares of the corporation) to increase the company’s capital stock.

We reported significant losses for the year ended December 31, 2002, which absorbed our reserves and significantly reduced our shareholders equity. Therefore, we qualify for mandatory reduction of capital as prescribed by Argentine law. This situation continues as of the date of this report.

The effectiveness of Article 206 had been suspended by successive decrees through December 10, 2004. From December 10, 2004 until June 1, 2005, Article 206 regained its effectiveness. During this period Telecom Argentina held its annual shareholders’ meeting in which Telecom Argentina’s financial statements as of December 31, 2004 were approved. In addition, Telecom Argentina’s shareholders did not take any of the remedial corporate actions mandated by Article 206. Notwithstanding the above, on June 1, 2005, the Argentine government issued Decree No. 540/05, which suspended the effectiveness of Article 206 until December 10, 2005. At the time of this annual report Telecom Argentina is under no obligation to take any of the remedial measures mandated by Article 206.

Future Argentine government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Under the Kirchner administration, the CNC has been aggressive in adopting new interpretations of applicable regulations and imposing fines on telecommunications companies, particularly incumbent operators such as our company. The CNC has initiated administrative proceedings to collect fines against us amounting to approximately P$10 million for the 2000-2004 period.

In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are vigorously contesting them. However, we cannot assure you that laws and regulations currently governing the economy or the telecommunications industry will not change, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign currency denominated debt obligations.

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

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years and the absence of a clear political consensus in favor of any particular set of economic policies have given rise to significant uncertainties about the country’s economic and political future. It is currently unclear whether the economic and political instability experienced over the past several years will continue and it is possible that, despite recent economic growth, Argentina may return to a deeper recession, higher inflation and unemployment and greater social unrest. If instability persists, there could be a material adverse effect on our results of operations and financial condition.

Additionally, the Argentine government faces severe fiscal problems as a result of the devaluation of the Argentine peso. Due to the fact that almost all of the financial obligations of the Argentine government are denominated in foreign currencies, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine government as a result of the devaluation. The government’s fiscal revenues are also denominated, in large part, in Argentine pesos and although these revenues have increased in Argentine pesos, due to inflation and to the establishment of new sources of tax collection, the revenues decreased in US dollar-terms. For this reason, the government is severely affected in its ability to carry out its payment obligations using foreign-currency.

Argentina’s prolonged default on its public debt may impair economic recovery despite the results of the recent restructuring of that debt.

The Argentine government has defaulted on a significant part of its public debt in recent years. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited.

On September 17, 2004, the IMF approved the Argentine Government’s request to defer repayment of about US$1.1 billion. On January 10, 2005, Argentina launched a formal offer to restructure more than US$100 billion of defaulted debt. On March 3, 2005, the Argentine government announced that 76% of its creditors had accepted the offer. On June 2, 2005, new securities totaling approximately US$35.3 billion were issued by the government and corresponding debt service payments were made. However, at this time it is impossible to determine what effects the results of the offer will have, if any, on investor confidence or on the Argentine economy generally. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the event that it experiences another economic crisis. In addition, Argentina will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government’s exchange offer.

It is too early to assess what effects, if any, the recent restructuring will have on the Argentine economy or on the government’s relationship with the IMF. The adoption of austere fiscal measures may be required to repay the Argentine government’s debt and to balance its budget, which measures could adversely affect economic growth. Even if the government succeeds in restructuring its debt, unsatisfied creditors may resort to litigation in various forums against the government. These factors could lead to deeper recession, higher inflation and unemployment and social unrest, which would negatively affect our financial condition and results of operations. In addition, the Government’s default and its consequences may continue to affect the ability of private companies, including Telecom, in obtaining access to capital markets or other forms of financing.

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

Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation during 2003 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Nevertheless, during 2003 there was only a small increase in the amount of loans granted by these institutions, which resulted in the decrease of interest rates. A prolonged continuation of this situation could make the Argentine financial system face serious risks due to lack of profitability and possible insolvency. If the relationship between the credit supply and demand remains weak then the financial institutions’ probability of collapse (as a result of operating with negative margins for an extended period of time) would be high. Under these circumstances, the size of the Argentine financial market and the ability of private companies to obtain financing could be reduced.

During 2004 overall bank deposits continued to improve, increasing 22% in the ten months ending in October. While most of these deposits continue to be short-term in nature (mainly in demand deposit accounts and saving accounts), longer term certificates of deposit started to increase in October for the first time since the crisis. This situation led to an increase in loans granted by banks, which grew 22% in the ten months ending in October. Furthermore, financing for businesses increased 48% over that period.

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

Risks Associated with Telecom and its Operations

The outcome of Telecom Argentina’s debt restructuring is subject to uncertainty

Telecom Argentina is currently in the late stages of a restructuring pursuant to an Acuerdo Preventivo Extrajudicial (“APE”), an out-of-court restructuring agreement governed by Law No. 24, 522. Although the APE received the support of holders of more than 94% of the principal amount of Telecom Argentina’s financial indebtedness and has received preliminary approval of an Argentine court, Telecom Argentina cannot assure you that it will be successful in refinancing its outstanding debt through the APE. The proposed APE is subject to a number of as-yet unsatisfied conditions including the expiration of a court-ordered period within which non-consenting or absent creditors may elect consideration to be provided to them and the delivery of the consideration to be provided under the APE. In addition, the APE procedure is a new statutory mechanism with few court cases interpreting these proceedings, and judicial treatment of the APE by the reviewing court and the enforcement of the APE by courts outside of Argentina is subject to uncertainty. It is possible that one or more of Telecom Argentina’s creditors may seek to attach Telecom Argentina’s assets prior to the completion of the proposed restructuring. In addition, if the APE is not completed and a claim is filed requesting Telecom Argentina’s bankruptcy, or quiebra, by one or more of its creditors, Telecom Argentina may seek the assistance of the Argentine courts by filing for reorganization, or concurso. If Telecom Argentina’s proposed restructuring is not consummated, there is a significant likelihood that we will have to commence bankruptcy proceedings or face involuntary insolvency proceedings.

It is possible that our company will not be able to pay the interest or the principal of the notes.

If the restructuring is successful, we foresee being able to make payments of principal and interest on the notes to be issued by Telecom Argentina. Nonetheless, this expectation is based on certain assumptions regarding macroeconomic factors which will affect significant components of our business including:

•	an exchange rate between the Argentine peso and the US dollar that will remain in the range of P$3.00 to P$5.00 for US$1.00, for the period of duration of the notes.

•	lower rates of inflation for the period of the duration of the notes than those experienced in 2002.

•	a moderate increase in the internal Argentinean gross national product.

If any of these assumptions is incorrect, or if there are unforeseen events which significantly and adversely affect our operations or if restrictions are imposed on our ability to transfer funds abroad, it is possible that we might not be in a position to make the interest and principal payments due under the notes. Investment in the notes, therefore, involves a high degree of risk.

We cannot assure you that the publicly traded notes will be entitled to the benefits of the exemption from withholding tax provided in the Argentine negotiable obligations law. As a consequence, we could be obliged to pay Argentine taxes on the publicly traded notes and such obligation, if imposed, could adversely affect our ability to satisfy our obligations under the notes and/or invest in our business.

Due to Telecom Personal’s significant debt service obligations, the terms of Telecom Personal’s loan agreements and the terms of the notes that Telecom Argentina proposes to issue pursuant to the APE, Telecom Personal’s cash flow is not available to Telecom Argentina. Accordingly, our ability to satisfy the debt service obligations under the notes will depend on the results of Telecom Argentina’s operations (excluding the operations of Telecom Personal and its subsidiaries). Because the terms of the notes that Telecom Argentina proposes to issue pursuant to the APE and the terms of the loans entered into by its principal subsidiaries also restrict the transfer of cash and assets among companies in the Telecom Group, each of Telecom Personal’s and Nucleo’s ability to satisfy their respective debt service obligations will depend on each company’s stand-alone results of operations.

Given that the notes will not be guaranteed by any of Telecom Argentina’s subsidiaries, the notes will be subordinated structurally to indebtedness incurred by its subsidiaries. Accordingly, upon the liquidation or reorganization of our subsidiaries, our right to participate in any distribution of their assets is subject to the prior claims of creditors of the relvant subsidiary, including trade creditors. As of December 31, 2004, our subsidiaries (among them, Telecom Personal and Núcleo) had liabilities reaching a total of US$ 547 million (including trade creditors and excluding inter-company obligations). Subject to certain restrictions, our subsidiaries can incur additional debt and all of that debt will be structurally senior to the notes.

There is no established market for the notes and the value of the market for the notes is uncertain

The notes will be newly issued securities without any established trading market. It is not possible to assure that such a market will develop. If such a market does not develop, the notes could be transferred at prices that could be higher or lower than those of the outstanding notes. This will depend on numerous factors, many of which are outside our control. The liquidity of the notes could be adversely affected by changes in interest rates and the decline in volatility of the market for similar instruments and by the global economy, as well as by any change in our financial condition and results of operations. In addition, if we conclude that continuing a listing on a particular exchange is too onerous we may decide to delist from that particular stock exchange.

If the restructuring is not consummated, there is a significant likelihood that we will pursue the pesification of our foreign-currency denominated debt, and will have to commence reorganization proceedings or face bankruptcy proceedings.

Except for partial payments of accrued but unpaid interest of the equivalent of US$96 million (excluding withholding tax) made by Telecom Argentina in June 2003, Telecom Argentina has not made principal or interest payments to its financial creditors since the first half of 2002. As of December 31, 2004, the aggregate principal face amount of Telecom Argentina’s outstanding debt, excluding accrued but unpaid interest, penalties and post-default interest rate increases, was the equivalent of US$2,685 million. Including accrued but unpaid interest, penalties and post-default interest rate increases, as of December 31, 2004, the aggregate amount of Telecom Argentina’s total outstanding debt (on a stand-alone basis) amounted to approximately the equivalent of US$3,161 million. As of December 2004 our subsidiaries Telecom Personal and Núcleo successfully restructured their respective financial debt.

A substantial portion of our outstanding debt is denominated in foreign currencies and is governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom Argentina has recorded its outstanding debt at their respective original foreign currencies in the expectation that the debt restructuring would be completed successfully. If a restructuring plan pursuant to the APE is not completed substantially as proposed, or at all, management will have to consider different courses of action, which may include the “pesification” of foreign currency-denominated debt governed by foreign law.

Telecom Argentina’s cash flow is currently insufficient to service its existing debt. Although we expect to successfully complete the Telecom Argentina restructuring pursuant to the APE, there remains a possibility that Telecom Argentina will have to commence reorganization, or concurso, proceedings under Argentine Bankruptcy Law or one of its creditors may force us into bankruptcy proceedings, or quiebra.

We have been advised by our Argentine counsel that in order to reorganize Telecom Argentina’s outstanding debt under a concurso, we would need to obtain the approval of the majority of its unsecured creditors representing two-thirds of its liabilities filed in the concurso proceedings and admitted by the Argentine court. During the period of the concurso, the holders of such outstanding debt should expect the following:

•	We will continue managing our business, subject to control and supervision by a bankruptcy trustee (síndico) and a committee of creditors. In addition, certain transactions will be subject to court approval (which approval would be subject to input from, but would not be bound by, the opinion of the committee of creditors).

•	All of Telecom Argentina’s obligations will become due and payable as provided for by applicable laws.

•	Existing judicial claims from creditors, including trade creditors, will be considered by the court and any proceedings relating to these claims will be stayed. Holders of outstanding debt therefore may be unable to control the process and their interests may be given less weight by the reviewing court when considered in relation to the interests of all of the affected creditors, including commercial creditors. In the APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	The claims of holders of Telecom Argentina’s outstanding debt will be restructured on terms that cannot be predicted at this time, but they could be more or less favorable than the terms being offered pursuant to the APE.

•	For purposes of calculating the requisite majorities and the relative positions of the creditors, restructured claims denominated in a currency other than pesos will be converted into pesos at the exchange rate as of the date of the bankruptcy trustee’s filing of its report discussing each proof of claim.

•	Reorganization (concurso) proceedings are likely to take a longer period of time than proceedings involving APE agreements and holders may therefore have to wait for an extended period of time before the concurso proceedings are completed. During this period, Telecom could lose significant value.

•	Accrual of interest on the affected unsecured debt will be suspended in the reorganization (concurso).

•	Telecom Argentina’s assets would be protected against claims by our creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate these assets.

•	No payments of principal or interest may be made by Telecom Argentina to its creditors.

•	Holders of Telecom Argentina indebtedness will lose any rights of set-off against us that they had prior to the reorganization (concurso) unless the debt owed to holders was already due and payable prior to the date of filing of the reorganization (concurso).

•	If the reorganization (concurso) fails, holders of Telecom Argentina indebtedness will be left with a claim in a bankruptcy (quiebra) and may force us into quiebra.

We have been advised by our Argentine counsel that if Telecom Argentina is forced into bankruptcy proceedings (quiebra) holders of its outstanding debt should expect the following:

•	A court-appointed trustee will manage Telecom Argentina’s business under the supervision of the Argentine court which will be subject to input from, but will not be bound by, the opinion of a committee of affected creditors. In this respect, if the court considers that the interruption of the provision of an essential public service may cause severe damage to our customers, the court may authorize us to continue providing this public service.

•	All of Telecom Argentina’s obligations will become due and payable immediately.

•	Existing judicial claims from creditors, including commercial creditors, will be considered by the reviewing court and any proceedings relating to these claims at the time of the bankruptcy (quiebra) will be stayed. Holders of outstanding Telecom Argentina debt therefore may not be able to control the process, and their interests shall be treated in accordance with Argentine Bankruptcy Law, taking into account the interests of all creditors as a whole. In the APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	Holders of our outstanding debt may not exercise any set-off rights with respect to debt owed to them prior to the bankruptcy (quiebra) unless the debt owed to holders was already due and payable prior to the date of filing the bankruptcy (quiebra).

•	The bankruptcy (quiebra) proceedings may continue for a continued period of time and during this period we could lose significant value.

•	Under the Argentine court’s supervision, the trustee will identify all of the assets and liabilities of Telecom Argentina, liquidate the assets (for which a specific procedure may apply under Argentine law according to the terms of our license to provide telecommunications services) and distribute the proceeds from this liquidation among all its creditors in the preferential order set forth under Argentine Bankruptcy Law.

•	Foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate in effect on the date on which the bankruptcy is declared or upon the maturity of the claims, if maturity occurred before the bankruptcy was declared.

•	Interest on Telecom Argentina debt will cease to accrue.

•	Telecom Argentina’s assets would be protected against claims by its creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate these assets.

•	Holders of Telecom Argentina indebtedness will lose any rights of set-off against Telecom Argentina that they had prior to the bankruptcy (quiebra) unless the debt owed to holders was already due and payable prior to the date of filing of the bankruptcy (quiebra).

•	If Telecom Argentina become subject to bankruptcy proceedings, the Argentine government has the power to revoke Telecom Argentina’s licenses to provide telecommunications services, including fixed-line telephony.

•	If Telecom Argentina’s license to provide fixed-line telephony services is revoked, our controlling shareholder may be forced to transfer its shares and capital contributions in trust to the relevant regulatory entity, who will sell these shares and capital contributions in an auction. If this occurs, the proceeds of the sale minus fees, expenses, taxes and/or penalties will be delivered to our controlling shareholder. Once the shares and the capital contributions have been awarded to a new entity in the auction, a new license will be issued. During this period of time the regulatory entity may appoint one or more operators to temporarily provide the services formerly provided by us. Any of these operators will be paid out of the proceeds of the sale of the shares.

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

Our Consolidated Financial Statements have been prepared assuming that we will continue as a going concern.

Our accountants’ report includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.” Although we expect that completion of the APE, if successful, will reduce the risks associated with our ability to continue as a going concern, factors such as the strength of the Argentine economy and the devaluation of the peso, as further described in this “Risk Factors” section, may continue to negatively impact the financial position and results of our consolidated operations.

Our ability to operate our business will be constrained by restrictions and limitations imposed during the interim period for the APE and by the indenture governing the notes that we propose to issue in connection with the APE.

The indenture governing the notes that will be issued pursuant to Telecom Argentina’s APE will contain certain operating and financial restrictions and covenants that may adversely affect our ability to finance our future operations or capital needs or to engage in certain business activities. We will agree to observe these restrictions during the interim period for the APE. These agreements will limit, and in some cases prohibit, our ability to:

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

In addition, the notes will, and Telecom Personal’s loans do, contain cash sweep provisions which will require Telecom Argentina and Telecom Personal to use any “excess cash” as defined in the notes to prepay Telecom Argentina, and Telecom Personal’s notes, respectively, which will further limit our ability to finance our future operations or capital needs. Due to these debt service obligations and the terms of these debt instruments, we do not expect to pay dividends in the near future.

We are and will continue to be highly leveraged.

As of December 31, 2004, our total consolidated bank and financial indebtedness, denominated in dollars, euro and yen amounted to the equivalent of approximately US$3,548 million, including accrued but unpaid interest, penalties and post-default interest rate increases. Our total consolidated peso-denominated debt amounted to P$84 million, including accrued but unpaid interest, and CER adjustment. Our leverage may impair our ability to service our indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, our subsidiary Telecom Personal is and will continue to be highly leveraged. As of December 31, 2004, Telecom Personal’s stand-alone nominal amount outstanding debt was US$416 million (including the US$28 million nominal amount in intercompany obligations).

Nortel, as our principal shareholder, and its controlling shareholder, Sofora, exercise significant control over matters affecting us.

Nortel is our principal shareholder, owning approximately 54.74% of our capital stock as of the date of this annual report. Nortel owns all of our Class A shares and approximately 8.5% of our Class B shares. Sofora owns 100% of the common stock and 67.78% of the capital stock of Nortel. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina—Inversiones S.L., or W de Argentina—Inversiones (a company that is party of the Werthein Group de Argentina) and 2% owned by France Telecom Group.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina—Inversiones will have the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors.

We have been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina—Inversiones have agreed amongst themselves certain matters relating to the election of our directors and of Nortel’s and have given W de Argentina—Inversiones veto power with respect to certain matters relating to us.

Telecom Argentina’s APE does not provide for the issuance or modification of any equity securities. As a result, Nortel will retain all of its current equity and, as a result of Sofora’s direct ownership of Nortel, Sofora’s shareholders will continue to exercise their current level of control after the APE. We have engaged in and will continue to engage in transactions with these shareholders and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of our capital stock and as parties with interests in these related party contracts.

The “pesification” and freezing of rates may continue to adversely affect Telecom’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for basic telephony services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of Telecom Argentina. In connection with these negotiations, on May 20, 2004, Telecom Argentina and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby Telecom Argentina agreed, without waiving its right to continue negotiations, to maintain the current tariff structure we charges our customers for basic telephony services until December 31, 2004.

On October 17, 2004, Law No. 25,972 was published in the Argentine government’s Official Bulletin. The law provides for the extension (until December 31, 2005) of the term for the renegotiation of public works and services contracts specified in Article 9 of the Public Emergency Law. Law No. 25,972 also stipulates that the Argentine government will not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. The law also confirms that the effectiveness of the Public Emergency Law will continue until December 2005.

We are unable to predict the outcome of these negotiations and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether we will be able to meet them.

Rate restrictions and reductions of some scope and magnitude may continue for a number of years and may reduce revenues from basic services and other services. While we intend to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in dollar terms.

We must comply with conditions in our license, some of which are outside of our control.

We are subject to a complex series of laws and regulations with respect to most of the telecommunications services we provide. We provide telecommunications services pursuant to licenses that are subject to regulation by various regulatory bodies. Any partial or total revocation of the licenses would be likely to have a material adverse impact on our financial condition and results of operations. Our dissolution and the declaration of bankruptcy are events which may lead to a revocation of our licenses.

Certain license conditions are not within our control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the regulatory authorities may result in the revocation of Telecom Argentina’s license.

In addition, since December 2003, the Telecom Italia Group and W de Argentina—Inversiones S.L are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 8.5% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represented approximately 54.74% of our total capital stock. We are directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

Pursuant to the List of Conditions as amended by Resolutions S.C. No 111/03 and No 29/4: (i) any reduction of ownership of Nortel in our capital stock to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

We operate in a competitive environment which may result in a reduction in our market share in the future.

We compete with licensed provider groups, comprised of, among others, independent basic telephony service providers, mobile (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. Groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom Argentina to the extent those services may be substitutes for fixed wireline telephony. As of December 31, 2004, more than 150 licenses for local and/or long distance services had been granted since the end of the exclusivity period.

We expect that we will face pressure on the rates we charge for services and experience loss of market share for basic telephony service in the Northern Region as a result of this competition. In addition, the market for cellular services is quite competitive as certain of our competitors are better capitalized than us in their networks and have substantial telecommunications experience. In 2004, Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica, S.A., acquired the Argentine cellular business of Movicom which resulted in Telefónica Móviles becoming Argentina’s largest cellular operator. The Internet services and wireless telecommunications markets, which we expect will account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the basic telephony market, we must invest in our fixed-line network in order to maintain and improve service quality. To remain competitive in the wireless telecommunications market, we must enhance our wireless networks by transitioning from TDMA to GSM technology, expand our network coverage, provide high service quality and attractive plans. To remain competitive in the Internet services market, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. We must also adapt to changing market conditions. Responding to these changes may require us to devote substantial capital to the development, procurement or implementation of new technologies.

We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructures. In addition, we may have to make significant expenditures for the repair or replacement of our equipment lost due to theft or vandalism.

The operating and financial restrictions under the terms of the notes (including limits on capital expenditures by Telecom Argentina and by Telecom Personal) and the macroeconomic situation in Argentina and our related lack of access to bank financing and the capital markets may impede our ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that we will have the ability to make needed capital expenditures. If we are unable to make these expenditures, or if our competitors are able to invest in their businesses to a greater degree than we are, our competitive position will be adversely impacted.

Moreover, the products and services we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans and features, our customer base and our user traffic may be materially affected.

Competition is and will continue to be affected by our and our competitors’ respective business strategies and alliances. Accordingly, we may face additional pressure on the rates we charge for our services or experience loss of market share in these areas. In addition, the general business and economic climate in Argentina, including economic turbulence and regional differences in growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect us and our competitors differently, potentially to our relative disadvantage. We also expect that the level of competition in our markets will increase in the future.

In light of the range of regulatory, business and economic uncertainties we face, as discussed in this “Risk Factors” section, it is difficult for us to predict with meaningful precision and accuracy our future market share in relevant geographic areas and customer segments, the speed with which change in our market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to our overall financial condition and results of operations.

We could be delisted from the New York Stock Exchange and/or the Buenos Aires Stock Exchange which would result in a loss of liquidity for our securities.

Our Class B Shares are currently listed on the Buenos Aires Stock Exchange and our ADSs are currently listed on the New York Stock Exchange. See Item 9: “The Offer and Listing.” Under its regulations, the Buenos Aires Stock Exchange will delist shares of a company under certain circumstances which include the company reporting a deficit under Argentine GAAP, a bankruptcy judgment against the company, liquidation, revocation of the company’s public offering authorization by the CNV and delisting by a foreign stock market.

A company may be delisted from the New York Stock Exchange if its average global market capitalization falls below certain specified levels, its average daily closing price falls below certain specified levels for a specified period or if the listed company has a reduction in operating assets, undergoes bankruptcy or liquidation, violates public policy or its agreements with the New York Stock Exchange or the listed company’s securities are authoritatively determined to have no value. During 2002, we were notified by the New York Stock Exchange that it did not meet the minimum share price criteria for continued listing on the exchange. However, our share price subsequently increased so that our ADSs met the New York Stock Exchange’s standards on minimum price per ADS. Although our Board of Directors has been authorized to change the ratio of ADSs to common shares if necessary in the future, it is possible that the current economic and political conditions in which we are operating may result in circumstances that require the delisting of our securities from the New York and/or Buenos Aires Stock Exchange. The delisting of our securities from either of these exchanges will result in a loss of liquidity for our shares.

Our operations and financial condition could be affected by union activity and general labor unrest.

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of our labor organizations have increased recently as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine government has attempted to alleviate this economic disparity through in-kind social welfare distributions). Moreover, labor organizations have advocated that certain of our non-unionized employees, should be represented by trade unions. If the number of employees covered by trade unions increases, we may incur an increase in costs for the higher compensation that we and our contractors may need to pay to unionized employees.

In this context, and given the fact that we are limited in our ability to resolve these issues since Telecom Argentina has not received authorization for tariff increases, we concluded several agreements with various labor organizations representing our fixed-line telephony employees. These agreements entered into effectiveness in January 2005 and will be in force for twelve months, such that we expect to enter into new discussions at the end of this year. Such new discussions may include new claims by labor organizations. Please see “Item 6 – Directors, Senior Management and Employees – Employee and Labor Relations.”

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. In the aftermath of the Argentine economic crisis, both the government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits. In early 2005 the Argentine government promised not to order salary increases by decree. However, there has been no abatement of pressure to mandate salary increases, and it is possible the government will adopt measures that will increase salaries or require us to provide additional benefits, which would increase our costs and, in the absence of an adjustment of regulated tariffs, reduce our profitability.

We are involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for us.

In addition to the court proceedings related to the APE, we are party to a number of legal proceedings, some of which have been pending for several years. we cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert management time, attention and financial resources. Please see Item 8: “Financial Information–Legal Proceedings.”

We may be subject to measures by the Argentine government that may impose obligations to provide telecommunications services without or with reduced compensation which may result in losses.

On June 12, 2002, the Argentine Congress passed Law No. 25,609 which, as of the date of this annual report, is not yet in effect. Law No. 25,609 provides that Argentine telephone operators such as Telecom Argentina must provide “indispensable telephony services” to certain public entities even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom Argentina’s ability to set-off any amounts owed by these public entities against any amounts Telecom Argentina owes to the Argentine government. In addition, the fulfillment of these obligations may result in losses for us. Please see “Regulatory Framework – Law No. 25,609”.

As part of our negotiations under Decree No. 293/02 on the tariff structure, on May 20, 2004, Telecom Argentina and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby we, together with Telefónica de Argentina S.A. agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs that currently have no wire telephone lines until December 31, 2004, and to establish special tariffs for the provision of Internet services within the Argentine provinces. Telecom has fulfilled its obligations included in the letter of understanding.

In addition, in April 2005, the SC instructed Telecom and Telefónica to incorporate the beneficiaries of the Chief of Household Plan to the current lists for access to the discounts granted for low consumption. The Ministry of Employment has begun to give us information regarding qualifying beneficiaries so that we can proceed to offer these services to those beneficiaries who are eligible.

Our consolidated financial statement under Argentine GAAP may not give you the same information as financial statements prepared under US GAAP.

Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, although we are subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of domestic U.S. issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. We maintain our financial books and records and prepares its financial statements in conformity with Argentine GAAP, which differs in certain significant respects from US GAAP. See Note 16 to the Consolidated Financial Statements for a description of the significant differences between Argentine GAAP and US GAAP as they relate to us.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our external debt.

In 2001 and 2002, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. These restrictions severely limited our ability to make payments on our debt to creditors outside of Argentina. Although these restrictions have generally been eliminated, there can be no assurance that the Central Bank will not again restrict the transfer of funds abroad for principal and/or interest payments by us to our foreign creditors which would limit our ability to service our debt.

ITEM 4.	INFORMATION ON THE COMPANY

INTRODUCTION

The Company

We are one of the largest private-sector corporations in Argentina in terms of revenues. We have a non-expiring license (the “License”) to provide fixed-line public telecommunications services and basic telephone services in Argentina. We also provide other telephone-related services such as international long-distance service and data transmission and Internet service, and through our subsidiaries, wireless telecommunications services, telephone directory publishing and data transmission services.

As of December 31, 2004, our telephone system included approximately 3.8 million lines in service. This is equivalent to approximately 20 lines in service per 100 inhabitants in the Northern Region and 336 lines in service per employee.

Organizational Structure

The following chart shows our principal subsidiaries and affiliated companies as of December 31, 2004, and jurisdiction of organization.

(*)	Non-operating company.

(**)	Non-operating company in process of liquidation.

Consolidated Subsidiary Information

The following table presents information relating to the activity of, our percent ownership of and the percentage of our consolidated total net sales represented by our consolidated subsidiaries as of December 31, 2004:

Subsidiary(1)	Activity	Percent Ownership	Percentage of Telecom’s Total Net Sales
Telecom Personal S.A.	Cellular Telephony and PCS	99.99	34.9
Núcleo S.A. (2)	Cellular Telephony and PCS	67.50	3.7
Telecom Argentina USA Inc.	International Service	100.00	0.8
Publicom S.A.	Publication of Directories	99.99	0.9
Cable Insignia S.A. (2)(3)(4)	Cellular Telephony and PCS	75.00	0.0
Micro Sistemas S.A. (4)	Data Transmission	99.99	0.0

(1)	All incorporated in Argentina, except for Núcleo S.A. (Paraguay), Cable Insignia S.A. (Paraguay) and Telecom Argentina USA Inc. (USA).

(2)	Interest held indirectly through Telecom Personal.

(3)	This subsidiary is in the process of liquidation.

(4)	Not operative as of December 31, 2004.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware, 19715.

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

As a consequence of developments relating to the macroeconomic environment in Argentina and the Public Emergency Law, including the deterioration of the economic situation in Argentina, the devaluation and volatility of the Argentine peso, the pesification of our rates and uncertainties surrounding the adjustment of our regulated rates, in the first half of 2002 Telecom Argentina and Telecom Personal suspended payments of principal and interest on their financial debt obligations. Telecom Argentina is in the process of restructuring its outstanding financial indebtedness. Telecom’s subsidiaries, Telecom Personal and Núcleo, successfully completed the restructurings of their respective debt obligations in 2004.

Our APE

On June 22, 2004 Telecom Argentina began to solicit consents from holders of its financial indebtedness on a stand-alone basis to enter into an APE. Assuming it is completed as proposed, the APE will allow Telecom Argentina, consistent with the provisions of the Argentine Bankruptcy Law, to restructure its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. On August 23, 2004, Telecom Argentina and holders (or representatives of holders) of 82.35% of Telecom Argentina’s creditors (holding 94.47% of its outstanding debt) executed the APE. On October 21, 2004, Telecom Argentina filed its APE with the Commercial Court of Buenos Aires as required by Argentine law. The APE received court approval on May 26, 2005. The APE is subject to a number of as-yet unsatisfied conditions including the expiration of a court-ordered period within which non-consenting or absent creditors may elect consideration to be provided to them and the delivery of the consideration provided in the APE. For a description of the court proceedings see Item 8: “Financial Information—Legal Proceedings.”

Assuming the APE is completed as proposed, Telecom Argentina will make available to each holder of its outstanding debt, at that holder’s option, subject to proration (in the case of Option B and Option C described below) and the other terms and conditions of the APE, for each 1,058 amount of outstanding debt, including the principal amount plus an adjustment for a portion of unpaid interest, denominated in dollars, euro, Japanese yen or Argentine pesos, as the case may be:

•	Option A - to holders who select Option A or who do not make an election as to consideration, 1,058 principal amount of series A notes due 2014. The Series A notes will be issued in dollars, euro, Japanese yen or Argentine pesos (depending on the debt being restructured, with each creditor having the right to elect dollar-denominated instruments), mature in 2014 and bear interest at an initial interest rate of 5.53% (4.83% for euro-denominated, 1.93% for yen-denominated and 3.23% for peso-denominated Series A notes) from the issuance date through October 15, 2008 and at 8% for notes denominated in U.S. dollars (6.89% for euro-denominated, 3.69% for yen-denominated and 3.42% for peso-denominated Series A notes) from October 16, 2008 through October 15, 2014.

•	Option B - to holders who select Option B, US$1,000 principal amount of series B notes (except that holders of outstanding debt denominated in euro, pesos and yen who select Option B will receive an amount of series B notes equal to the dollar equivalent of 94.5% of their principal and principal face amount adjustment). The Series B notes will be issued in U.S. dollars, mature in 2011 and bear interest at an initial rate of 9.0% from the issuance date through October 15, 2005, 10.0% from October 16, 2005 through October 15, 2008 and 11.0% from October 16, 2008 through October 15, 2011. Creditors selecting Option B will have 37.5% of their outstanding debt allocated into Option C, described below; or

•	Option C - to holders who select Option C, cash consideration at a price of 850 per US$1,000 principal amount.

Creditors who did not consent to the APE in connection with the solicitation will have a limited period within which they may elect the form of consideration they will receive. If they fail to make an election they will be allocated to Option A. We expect that the period for election of consideration will expire on or about July 5, 2005.

On the date the new notes are issued, we will make a cash payment for accrued but unpaid interest on the outstanding debt from January 1, 2004 until the issue date. The amount of interest will be based on the principal amount of debt issued to the relevant holder pursuant to the APE and will be payable at the initial interest rate on the applicable series of new notes issued to such holder or, in the case of Option C, based on the amount of interest that has accrued on the US$663 million of Option C cash consideration from January 1, 2004 until the issuance date and based on an annual rate equal to the federal funds rate.

Once the notes, cash consideration and cash interest payments are made available to holders, (i) all outstanding debt subject to the APE will be cancelled and extinguished as a matter of Argentine law and (ii) our obligations to holders of the outstanding debt subject to the APE will be discharged. Because the restructuring proposal covers only outstanding debt, holders of commercial obligations were not asked to consent to the APE and their claims will not be affected.

Telecom Argentina has undertaken that it will, as early as practicable, but within 90 consecutive days of the expiration date of the period for election of consideration by non-consenting creditors, deliver the notes, cash consideration and cash interest payments to or for the account of the holders of the outstanding debt, in accordance with the elections of the holders and the Argentine court’s order. As of the issuance date, on which all of these actions shall have been taken, Telecom Argentina will be deemed, under the terms of the APE, to have complied in full with the APE.

The APE agreement provides for termination of the agreement under specified conditions. Participating holders holding the requisite principal amount of outstanding debt may terminate the APE agreement if, among other things, the issuance date shall not have occurred within the 90-day period referred to above. Argentine law will govern all aspects of the APE.

The restructuring proposal is described in greater detail in our APE Agreement dated August 23, 2004, a copy of which is filed as Exhibit 2.1 to this Form 20-F. The form of indenture pursuant to which the notes to be issued in the APE will be issued has also been filed as an exhibit to this Form 20-F.

Telecom Personal and Núcleo Restructuring

Telecom’s 99.99% owned subsidiary, Telecom Personal, has restructured its outstanding financial indebtedness, including intercompany obligations. As of December 31, 2004, Telecom Personal’s outstanding nominal financial debt on a stand-alone basis amounted to US$416 million (including US$28 million nominal amount of intercompany obligations owed to Telecom).

Telecom Personal’s restructuring was completed on November 30, 2004, pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. In connection with its restructuring, Telecom Personal issued US$46 million aggregate principal amount of Series A loans, US$367 million aggregate principal amount of Series B loans (of which US$301 million were issued in the form of a syndicated loan agreement and US$66 million were issued in the form of bilateral agreements) and distributed cash payments to creditors of US$165 million (which included US$3 million of withholding tax).

Telecom Personal’s subsidiary, Núcleo, completed a restructuring of its syndicated loan facility and other debts on November 22, 2004. In connection with this restructuring, Telecom Personal made a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million to secure the full and unconditional release of Telecom Personal’s guarantee of such loan, and received a promissory note in the amount of approximately US$4.3 million. The promissory note is subordinate in right of payment to all the financial debts of Núcleo.

History

We were created by Decree No. 60 of the executive branch dated January 5, 1990 and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, our legal name was changed to “Telecom Argentina STET-France Telecom S.A.” and on February 18, 2004, it was changed to “Telecom Argentina S.A.”

We are organized as a sociedad anónima under Argentine law. The duration of Telecom is 99 years from the date of registration with the Buenos Aires Public Registry of Commerce (July 13, 1990). We conduct business under the commercial name “Telecom.”

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

The Privatization Regulations provided for:

•	the division of the Argentine telecommunications network operated by ENTel into two regions, the Northern Region and the southern region of Argentina (the “Southern Region”);

•	the granting to the Company and Telefónica of non-expiring licenses to provide basic telecommunication services in the Northern Region and Southern Region, respectively;

•	the granting to Telintar and Startel, each joint subsidiaries of the Company and Telefónica, of non-expiring licenses to provide certain telecommunications services; and

•	The transfer by ENTel of substantially all of its assets and certain contracts into the Company, Telefónica, Telinter and Startel.

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine government sold 60% of the common stock to Nortel, a holding company formed at that moment by a consortium of investors including telecommunications companies (including Telecom Italia S.p.A. (“Telecom Italia”). As of December 31, 2004, Nortel’s common stock was owned by an Argentine company named Sofora Telecomunicaciones S.A. (“Sofora”), which was organized in September 2003 and is held 50% by the Telecom Italia Group, 48% by W de Argentina—Inversiones S.L., a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group, and 2% by France Telecom Group. See “Major Shareholders and Related Party Transactions – Major Shareholders.”

Pursuant to the Privatization Regulations, 10% of the Company’s common stock was transferred to certain ex-employees of ENTel and Compañía Argentina de Teléfonos S.A. (“CAT”) by the Argentine government, and the remaining 30% of the Company’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. See Item 6: “Directors, Senior Management and Employees Share Ownership Share Ownership Plan.”

On the Transfer Date, the Company also entered into a management agreement (the “Management Agreement”) with Telecom Italia and FCR (the “Operators”) pursuant to which the Operators have agreed to manage the business of the Company and to provide services, expertise and know-how with respect to the Company’s activities. Telecom Italia was sole Operator under this agreement from December 2003 to October 2004 (expiration date of the Management Agreement). See “The Business Management Agreement.”

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

THE BUSINESS

General

We have a non-expiring license to provide fixed line public telecommunications services and basic telephone services in Argentina. We own public exchanges, a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. We also own a network in the Southern Region.

We conduct our business through seven legal entities which represent seven operating segments. We aggregate these operating segments into reportable segments following the nature of the products and services provided.

The companies we aggregate to create the reportable segments are as follows:

Reportable segment	Consolidated Company/Operating Segment
Voice, data and internet	Telecom Argentina Telecom Argentina USA Micro Sistemas
Wireless	Telecom Personal Núcleo Cable Insignia
Directories publishing	Publicom

•	Voice, data and Internet Services. Voice, data and Internet services are comprised of the following:

•	Basic telephony services. Telecom provides basic telephony services, including local and domestic long-distance telephone services and public telephone services. As of December 31, 2004, Telecom Argentina had approximately 3.8 million lines in service;

•	International long-distance services. Telecom Argentina provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits; and

•	Data transmission and Internet services. Telecom Argentina provides data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, national and international broadcasting signal transport and videoconferencing services. As of December 31, 2004, Telecom Argentina had approximately 233,000 dial-up subscribers and approximately 125,000 Asymmetric Digital Subscriber Line, or ADSL, subscribers to our Internet service.

•	Other basic telephony services. Other services provided by Telecom Argentina include supplementary services such as call waiting, call forwarding, conference calls, voice mail and itemized billing, and telecommunications consulting and telecommunications equipment and maintenance services.

•	Wireless Telecommunication Services. Our subsidiary Telecom Personal provides wireless telephone service throughout Argentina via cellular and PCS networks. We also provide cellular and PCS services in Paraguay through Núcleo, a subsidiary of Telecom Personal. As of December 31, 2004, Telecom Personal had approximately 3.8 million wireless subscribers in Argentina and approximately 0.5 million in Paraguay.

•	Directory Publishing. We edit, print, sell and distribute publications, through our 99.9% owned subsidiary, Publicom. In addition, Publicom sells advertising in such publications and develops and sells advertising linked to telephone service.

See Note 13 to our Consolidated Financial Statements and Item 5: “Operating and Financial Review and Prospects—Factors Affecting Results of Operations” for additional information as to our results of operations by business segment.

Through September 30, 1999, Telecom Argentina provided domestic and international telephony services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the basic telephone service market. The Argentine telecommunications market was opened to full competition beginning in November 2000. As a result, Telecom Argentina now offers services throughout Argentina and competes with Telefónica and with a number of additional operators throughout its markets.

Our operations are subject to a complex series of laws and regulations of the government of Argentina. In addition, we are subject to the supervision of the Comisión Nacional de Comunicaciones (the “CNC”) and the Secretaría de Comunicaciones (the “SC”) (collectively the “Regulatory Bodies”). See “—Regulatory Framework.”

The Argentine government has taken certain measures that have affected revenues from the services we provide. By the enactment of the Public Emergency Law, the rates charged by Telecom Argentina for measured service, public telephone service, national and international long distance and monthly basic charges and installation charges have been pesified. We cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect our future revenues. See Item 4: “Information on the Company—Rates” and Item 5: “Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

Voice, Data and Internet Services

Telecom Argentina is the principal provider of “basic telephone services” in the Northern Region, and since late 1999 has also provided basic telephone services in the Southern Region. The term “basic telephone services” means the supply of fixed telecommunications links which form part of the public telephone network, or are connected to such network, and the provision of local and domestic long-distance telephone service.

Telecom Argentina’s Domestic Telephone Network

Telecom Argentina’s domestic fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the development of Telecom Argentina’s domestic telephone network:

	December 31, 2000		December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004
Number of installed lines(1)	3,723,936		3,800,058	3,802,464	3,800,085	3,802,621
Net lines installed (during each period)	146,129	(3)	76,122	2,406	(2,379)	2,536
Net lines installed cumulative	2,152,972		2,229,094	2,231,500	2,229,121	2,231,657
Number of lines in service(2)	3,839,831		3,891,800	3,590,284	3,655,859	3,790,000
Net lines in service added for the period	417,235	(3)	51,969	(301,516)	65,575	134,141
Net lines in service added cumulative	2,437,862		2,489,831	2,188,315	2,253,890	2,388,031
Lines in service per 100 inhabitants(3)	21		21	19	20	20
Pending applications	66,900		40,100	20,300	74,800	44,800
Total public phones	80,036		82,176	79,812	80,127	83,800

(1)	Reflects total number of lines available in switches.

(2)	Reflects number of lines capable of generating traffic. Includes direct inward dialing lines, which do not use installed line capacity.

(3)	Corresponds to the Northern Region.

Voice, Data and Internet Revenue

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice and, through January 6, 2002, translated to pesos at the applicable exchange rate. The number of pulses varies depending on the type of customer. We estimate that approximately 84% of lines in service as of December 31, 2004 were for residential customers and approximately 16% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to low consumption residential and retired customers.

Measured Service. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per pulse at the time the call is made and, through January 6, 2002, translated to pesos at the applicable exchange rate. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. Historically, the only type of unit of usage used to determine charges had been the pulse, a fixed value unit. During the summer months (December through March) there is a lower consumption of pulses due to the fact that many customers are on vacation.

Local minutes were approximately 13.8 billion in 2004, 13.4 billion during 2003 and 13.0 billion during 2002. A significant portion of these local minutes were related to our “0610” Internet dial-up service.

Domestic long-distance minutes were 2.7 billion in 2004, 2.5 billion during 2003 and 2.4 billion during 2002.

We estimate that in the year ended December 31, 2004, approximately 77% of measured service revenue was generated by residential customers, and approximately 23% was generated by professional, commercial and government customers. We estimate that in the year ended December 31, 2003, approximately 65% of measured service revenues was generated by residential customers, and approximately 35% was generated by professional, commercial and government customers.

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

Internet Access – 0610, 0611 and 0612 Service. Since March 11, 1998, Telecom has offered its 0610, 0611 and 0612 ISP services at promotional rates. These rates reflect up to a 47% discount compared to normal city rates for connections lasting 30 minutes, depending on the time and day of the connection. Traffic generated by these services reached 6.979 billion minutes in 2002, 7.613 billion minutes in 2003 and 7.801 billion minutes in 2004. Additionally, and pursuant to an agreement reached with the Argentine government, Telecom offers internet access to localities within a 110 kilometer radius of urban centers.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new phone lines. Telecom Argentina must gradually reduce installation charges pursuant to an agreement with the Argentine government.

Dedicated Lines. Telecom Argentina provides dedicated lines primarily to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, Telecom Argentina receives revenues from dedicated analog interurban lines that are fixed by pulses according to the price of interurban calls (corresponding to the distance of such calls).

Interconnection Revenues. Telecom Argentina collects fees from other operators related to interconnection services which primarily includes access, termination and long-distance transport of calls.

Public Phones. As of December 31, 2004, there were 83,800 public telephones installed of which 9,065 are in the Southern Region. The majority of the public phones are located on premises owned by third parties (such as store owners) who are billed for usage. In an effort to increase the availability of public telephone service, Telecom began to offer incentives to individuals and small companies to encourage them to install public telephones on their premises. Telecom has installed new modular public telephones offering both local and long-distance connections. These telephones accept coins or prepaid calling cards; however, the majority of such phones installed by Telecom only accept prepaid calling cards, which decreases our exposure to theft from public telephones. Additionally, Telecom has installed public telephone telecommunication centers providing access to public telephone, Internet and fax services.

Other. Other telephone services include charges for supplementary services (such as call waiting, call forwarding, conference calls, voicemail and itemized billing), directory services, access provided to independent operators (co-operatives) and operator assistance.

International Long-Distance Service. Telecom Argentina holds a non-expiring license to provide international telecommunications services in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between Telecom Argentina (or our predecessor subsidiaries) and foreign telecommunications carriers, covering virtually all international long-distance calls into or out of Argentina using our network. Net revenues from international long-distance service therefore consist mainly of:

•	amounts earned from outgoing phone calls by our customers and from Telefónica’s customers through the presubscription process;

•	net amounts earned from foreign telecommunications carriers for connection to the Argentine telephone network;

•	international telex;

•	international point-to-point leased circuits; and

•	international data services.

The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes was 450 million for year 2004, 346 million for year 2003 and 274 million for year 2002.

Since 2000, approximately 100% of our installed lines have been able to dial international telephone calls directly. Outgoing traffic measured in minutes was 161 million for year 2004, 154 million for year 2003 and 188 million in year 2002.

In years 2004, 2003 and 2002, approximately 15%, 16% and 17%, respectively, of international long-distance outgoing traffic was to the United States. International traffic between Argentina and Brazil, Spain and Uruguay is also substantial.

Since 1992, international tariffs have been reduced annually as a consequence of the application of the price cap. Telecom also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

Telecom Argentina is connected to international telecommunications networks mainly through the following submarine fiber optic cables: Unisur (Argentina – Brazil – Uruguay), Americas 1 and Americas 2, Columbus 2 and 3 (Europe), Atlantis 2 (Brazil – Europe), Sea-Me-We (Europe – Asia) and other minor cables.

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

Data Transmission Services and Internet Access. Telecom Argentina provides Internet and data transmission services including Internet infrastructure and application services, national and international broadcasting signal transport and videoconferencing services.

Data. The data services business includes nationwide data transmission services, national and international broadcasting signal transport and videoconferencing services. Telecom Argentina also provides certain value-added services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are provided mainly through frame relay and ATM networks. Telecom Argentina has a non-expiring license to provide the aforementioned services.

Internet. Telecom Argentina introduced residential Internet service under the brand name ARNET in 1998. Telecom Argentina mainly offers this service in the major cities of Argentina. In recent years, our Internet service has experienced higher demand and usage in less populated areas of the country. Our Internet services include basic dial-up service and high-speed ADSL service. As of December 31, 2004, the service had approximately 358,000 Internet subscribers including approximately 233,000 subscribers to our basic dial-up service and approximately 125,000 subscribers to our high-speed ADSL service.

Telecom Argentina has been providing Internet-related services directly to our customers since November 2001.

Wireless Telecommunications Services

We provide wireless services via cellular and PCS networks through our subsidiaries in Argentina and Paraguay.

Wireless Telecommunication Services in Argentina

We provide wireless services throughout Argentina via STM, SRMC and PCS networks. Our wireless telephony services in Argentina are provided through our wholly-owned subsidiary, Telecom Personal.

Telecom Personal. Telecom Personal utilizes digital TDMA technology in its networks and offers advanced supplementary cellular services such as voice mail, message signaling, caller-ID, short messaging services, call transferring, call waiting, call conferencing, IVR dialing, national and international roaming and automatic call routing, and other value added services. Telecom Personal has also introduced wireless Internet access. Telecom Personal primarily offers its services of STM and SRMC services on the 850 MHZ frequency band, and PCS service on the 1900 MHZ frequency band. Telecom Personal’s service offerings include prepaid cellular services, which allows customers to prepay for their use of the service with no other fixed monthly charge, and does not require customers to sign written contractual commitments. As of December 31, 2004, 74% of Telecom Personal’s customers were prepaid.

As of December 31, 2004, Telecom Personal had approximately 3.8 million subscribers. At December 31, 2003, Telecom Personal had approximately 2.6 million subscribers and at December 31, 2002 Telecom Personal had approximately 2.2 million subscribers. For year 2004, Telecom Personal had consolidated net sales of P$1,741 million. In fiscal year 2003, Telecom Personal had consolidated net sales of P$1,170 million. In fiscal year 2002, Telecom Personal had consolidated net sales of P$1,042 million.

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

Wireless Telecommunications Services in Paraguay

We provide wireless services via cellular and PCS networks in Paraguay through Núcleo, which is 67.5% owned by Telecom Personal and 32.5% owned by ABC Telecomunicaciones S.A., a Paraguayan corporation.

As of December 31, 2004, Núcleo had approximately 502,000 customers, a decrease of approximately 25,000 customers, or approximately 5%, from December 31, 2003. As of December 31, 2003, Núcleo had approximately 527,000 customers, an increase of approximately 8,000 customers, or 1. 5%, from December 31, 2002. Núcleo had 519,000 customers as of December 31, 2002. For the year ended December 31, 2004, Núcleo had net sales of P$167 million. For the year ended December 31, 2003, Núcleo had net sales of P$160 million. For the year ended December 31, 2002, Núcleo had net sales of P$177 million.

Directory Publishing—Publicom

We edit, print, sell and distribute publications, including telephone subscriber directories in the Northern Region, yellow pages, leaflets, magazines, annuals and other directories through our wholly-owned subsidiary Publicom. In addition, Publicom sells advertising in these publications and develops and sells advertising linked to telephone service. Pursuant to regulations of the SC, Publicom must provide, on an annual basis, all clients with free telephone directories for the area of their respective domicile. Publicom also holds a 5.75% interest in Nahuelsat S.A., or Nahuelsat, a company that provides, installs and operates satellite communications systems and markets these services.

For the year ended December 31, 2004, Publicom had net sales of P$51 million. For the years ended December 31, 2003 and 2002, Publicom had net sales of P$39 million and P$37 million, respectively.

Management Agreement

On the Transfer Date, Telecom entered into the Management Agreement with the Operators (Telecom Italia and FCR) pursuant to which the Operators agreed to manage the business of Telecom and to provide services, expertise and know-how with respect to the entire range of activities conducted by Telecom. As required by the List of Conditions, the Management Agreement provides the Operators with full management powers. On December 10, 2003, the SC authorized the Telecom Italia Group to be Telecom’s exclusive Operator. The basic terms and conditions of the Management Agreement were set forth below.

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

On August 9, 1999, the Operators and Telecom negotiated an amended Management Agreement with approximately the same terms and conditions for a period of five years. On October 10, 2004, the amended Management Agreement that had bound Telecom to its Operators (FCR and Telecom Italia until December 19, 2003 and Telecom Italia Group thereafter) expired and the Agreement has not been renewed. That notwithstanding, the Telecom Italia Group continues to serve as Operator for regulatory purposes.

Management Fee. Under the original terms of the Management Agreement, the Operators were entitled to receive an annual management fee equal to 3% of our total annual revenues, net of VAT and turnover tax, payable quarterly in dollars. In addition, Telecom had agreed to pay the Operators separate fees for any special services rendered by the Operators. Telecom had also agreed to pay any Argentine withholding taxes applicable to the management fee to be received by the Operators. As discussed in more detail below, upon the request of Telecom, the Operators agreed to suspend the management fee from April 1, 2002 until the end of the contract in October 2004. For the 2004 fiscal year, the total fees paid under the Management Agreement, relating exclusively to fees for special services, were approximately P$3million.

As a result of the sale by the France Telecom Group to the W de Argentina—Inversiones of 48% of the shares of Sofora, FCR is no longer an Operator of Telecom following the SC authorization that was granted on December 10, 2003. As a result, the France Telecom Group is no longer a party to the Management Agreement. The Management Agreement continued to remain in effect until October 2004 between Telecom and Telecom Italia, on the terms agreed to by Telecom and Telecom Italia, and as from December 2003, the Telecom Italia Group was the exclusive Operator of Telecom.

Description of the Operator. The Telecom Italia Group, which has an indirect interest in Telecom, is now our exclusive Operator. The Telecom Italia Group is a leader in the international information and communication technology sector. As leaders in wireline and mobile communications, Internet and media, information technology and R&D, its companies provide integrated and innovative services in Italy and certain countries outside of Italy. Moreover, the Telecom Italia Group also supplies office products and solutions, commercial systems and IT for gaming and lotteries.

In its domestic Italian market, the Telecom Italia Group is both a technological and market leader in the fastest-growing segments (mobile, broadband and data transmission). Its international operations are concentrated mainly in Latin America, Europe and the Mediterranean basin.

As of December 31, 2004, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 26.0 million lines (including the equivalent ISDN lines). In addition, through Telecom Italia Mobile S.p.A., or “TIM”, the Telecom Italia Group was the leading mobile operator in Italy, with approximately 26.3 million lines. At December 31, 2004, TIM had approximately 14.7 million lines outside of Italy, through TIM’s subsidiaries, resulting in a total of 40.9 million lines. Those lines exclude the lines of discontinued operations (Digitel and TIM Hellas) and the lines of AVEA, Telecom Italia Group’s Turkish joint venture. In Italy, TIM is one of the three mobile operators licensed to provide services using GSM 900 technology and one of the three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology. It is also one of five operators (of which four are in operation) holding a UMTS license to provide third-generation telephony services in Italy.

For more information see “Major Shareholders and Related Party Transactions.”

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

As a result of the liberalization plan, Telecom began to offer telephone services in the Southern Region in October 1999, now faces competition in the Northern Region. Pursuant to SC Resolution No. 91/99, the Argentine government granted Telecom a non-expiring license to provide fixed-link local, national and international long-

distance telephony, and data transmission as well as for the provision of national and international point-to-point links, and the power to lease links to other providers of telecommunications services in the Southern Region of the country under the terms of a license agreement signed with the SC by Telecom on March 31, 1999. Telefónica has the dominant market share for provision of telecommunication services in the Southern Region.

The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this annual report, the main licensees providing local and/or fixed long-distance telephone service are Telmex Group, Impsat, CTI, IPlan, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region). Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if the economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom expects that it will face additional pressure on the rates it charges for its services and experience loss in market share in the Northern Region.

Wireless Telecommunications Services

The cellular telecommunications market in Argentina has been open to competition within each service area. However, as a result of the award of several PCS licenses in 1999, additional competitors have begun to offer PCS services in the different cellular service areas. Beginning in year 2000, each service area has four wireless operators combining cellular and PCS services. These four operators are Telecom Personal, Unifón, Movicom and CTI. Unifón operates SRMC services through the 850 MHZ band in the Buenos Aires metropolitan area and holds a 30 MHZ PCS license in this area. It also holds a 40 MHZ PCS license for the Northern Region and an additional 20 MHZ PCS license in the Southern Region (its original service area, where it also holds a license for STM). Telecom understands that as of December 31, 2004, Unifón provided cellular services to approximately 3,370,000 subscribers.

Movicom, a company that had been owned and operated by a consortium of telecommunications enterprises including Bell South, Motorola, BGH S.A. and other investors, was acquired by Telefónica Móviles, the mobile telephony affiliate of Telefónica, in 2004. Movicom introduced cellular telephony to Buenos Aires in 1989, operating the first SRMC band in the Buenos Aires metropolitan area at 850 MHz. Movicom currently operates in the Buenos Aires metropolitan area, where it has a license for an additional 20 MHz, and also has PCS licenses for 40 MHz for each of the northern and southern regions of the country. Since Telefónica’s announcement in March 2004 that it was acquiring Movicom, Telefónica Móviles has been the largest cellular operator in Argentina, with more than 5.8 million clients and a 35% share of the Latin American mobile telephone market. As a result of the Telefónica Móviles transaction, Unifón and Movicom have consolidated their commercial operations and, as of April 2005, will operate under the brand name Movistar.

CTI has provided STM cellular service in the Northern and Southern Regions outside of the Buenos Aires metropolitan area since 1994 through the 850 MHZ band. CTI also holds a 40 MHZ PCS license in the Buenos Aires Metropolitan Area and the 20 MHZ PCS licenses in the Northern and Southern Regions. Telecom also understands that in October 2003, América Móvil S.A., a Mexico-based wireless telephony company, acquired a controlling interest in CTI and announced plans to make significant investments into the modernization of CTI’s technology. Telecom understands that as of December 31, 2004, CTI provided cellular service to approximately 3,587,000 subscribers.

Internet and Data Services

We face nationwide competition in the Internet service market in Argentina from Telefónica (Advance), AT&T, IPlan, Grupo Clarín (Prima), Netizen, Fullzero, UOL and Cablevisión (Fibertel), among others. Telecom believes, based on research conducted by it, that as of December 31, 2004 ARNET has an estimated market share of 29% in the Northern region, compared to Grupo Clarín (Prima), with an estimated market share of 24% in the Northern region and UOL, with an estimated market share of 9% in the Northern region. Our data services business faces competition from Telefónica and from several providers of niche data services such as Impsat, MetroRed, Comsat, Telmex Argentina, IPlan and others.

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

On November 28, 1991, Telecom and Telefónica signed an agreement, or the November Agreement, with the Argentine government providing for rates to be dollar-based and, at the election of each of Telecom and Telefónica, adjusted semi-annually according to the U.S. consumer price index, or the “US CPI.” The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991. On February 28, 1992, the Argentine government and Telecom entered into a supplemental agreement, or the February Agreement, which was ratified by Decree No. 506/92 (the November Agreement, as supplemented by the February Agreement, is referred to as the “Rate Agreement”).

Decree No. 92/97 reduced the current average weighted domestic long-distance tariff by approximately 33%. Under this revised tariff schedule, inter-urban tariffs were significantly reduced, with maximum long-distance tariffs reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff.

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

The Argentine government and Telecom are currently in negotiations regarding certain tariffs and Telecom has presented the governing body with information and projections relating to our rate structure and the effects of the emergency regulations on our operations. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government should consider several factors, including the effect of these rates on our users of our services as well as the effect on the economy. On May 20, 2004, Telecom and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby we and Telefónica de Argentina agreed, without waiving our right to continue negotiations, to maintain the current tariff structure we charge to our customers for basic telephony services until December 31, 2004.

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

Historical Rates

The rates charged by Telecom are subject to the regulations described under “—Regulatory Framework.” The following table sets forth certain of our maximum month-end rates for various components of local service and domestic long-distance service in pesos converted to U.S. dollars based on the month-end exchange rates for the periods indicated(1):

	December 2000	December 2001	December 2002(4)	December 2003(4)	December 2004(4)
Residential:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line(2)	13.23	13.23	13.23	13.23	13.23
Commercial:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line(2)	27.30	27.30	27.30	27.30	27.30
Prices:
Price per pulse (nominal)	0.0469	0.0469	0.0469	0.0469	0.0469
Exchange Rate P$/US$(3)	1.00	1.00	3.37	2.93	2.98

(1)	Figures shown do not include value added tax charged to customers.

(2)	Until December 31, 2002, customers were billed in pesos at an exchange rate of the average of the closing bid and offer prices quoted by Banco Nación for wire transfers of dollars on the day before each bill is prepared.

(3)	Represents Banco Nación offered rate on the last day of the month for wire transfers of dollars.

(4)	In accordance with the Public Emergency Law these rates were pesified at the exchange rate of US$1.00 = P$1.00.

Many of our charges, such as the monthly basic charge and measured service charges, are calculated using pulses, a basic service unit. Effective November 1, 1999, the maximum rate per pulse (which was denominated in dollars until December 31, 2001) was US$0.0469 (an increase of approximately 1.5% from the rate in effect from April 1999 through October 1999). As of the date of this annual report, this was the last time the maximum rate per pulse was changed. However, changes corresponding to years 2000 and 2001, although not directly applied on the price per pulse, were included in the 2000 and 2001 price cap negotiation. Until December 31, 2001, customers were billed in pesos based on the conversion of the applicable rate (which in certain cases at our election could be lower than the maximum rate permitted by the Rate Agreement) into pesos at the exchange rate prevailing at the time of billing. This rate adjustment scheme has been eliminated by the enactment of the Public Emergency Law. Telecom is currently negotiating the rates for regulated services that Telecom may charge in the future. Because of the current economic and political conditions in Argentina, no assurance can be given regarding the future application of this method of calculating rates or whether, if this calculation method is continued, the expression of the rate per pulse in dollars or its adjustment in accordance with the US CPI would have an adverse effect on the financial condition and results of operations of Telecom, particularly if the U.S. dollar-Argentine peso exchange rate remains fixed but Argentine inflation rates continue to exceed U.S. inflation rates.

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

On April 6, 2000, the Argentine government, Telefónica and Telecom signed an agreement that set the effective price cap reduction at 6.75% for the period of November 2000 to November 2001. The price cap reductions contemplated that 6% of this reduction would be implemented through the items listed below:

•	the continuation of the reduction in basic monthly charges for commercial and governmental customers and pricing plans for residential customers that came into effect as of March 1, 2000;

•	Telecom would provide 110 (information) services free of charge from January 2000 until November 2001; and

•	the price of the pulse would not be adjusted in accordance with US CPI in April 2000 and in October 2000.

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

Installation Charges. Under the Rate Agreement, Telecom was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users. Decree No. 92/97 established that beginning in November 1997 installation charges may not exceed the amount charged in mature international markets. Telecom has been applying several promotions to installation charges. Actual levels of installation charges are P$150.

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

Decree No. 92/97 reduced the average weighted domestic long-distance tariff by approximately 33%. Under this revised tariff schedule, interurban tariffs were significantly reduced, with maximum long-distance tariffs reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff.

Letter of Understanding Relating to Basic Services. As part of our negotiations under Decree No. 293/02 on the tariff structure, on May 20, 2004, we and Telefónica de Argentina S.A. signed a letter of understanding with the Argentine government whereby we together with Telefónica de Argentina S.A. agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs that currently have no wire telephone lines, and to establish special tariffs for the provision of Internet services within the Argentine provinces.

CAPITAL EXPENDITURES

Capital expenditures excluding materials amounted to P$428 million in the year ended December 31, 2004, P$130 million in the year ended December 31, 2003 and P$222 million in the year ended December 31, 2002.

Capital expenditures including materials amounted to P$500 million in year 2004, P$182 million in year 2003 and P$238 in year 2002. We estimate that capital expenditures for the year 2005 will be approximately P$630 million. Our capital expenditure plan is set annually and is based on commercial, technical and economic factors such as rates, demand and availability of equipment and buildings, taking into consideration contractual limits on capital expenditures pursuant to debt instruments issued or proposed to be issued pursuant to Telecom Argentina’s and Telecom Personal’s respective restructuring plans. Cost estimates remain subject to the finalization of services and other contracts relating to these expenditures. As a result of the recovery of demand for services, we expect that we will need to increase our capital and marketing expenditures in order to maintain the quality of our services and our competitive position. The following table sets forth our actual capital expenditures for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004	2003	2002
	(P$ millions)(1)(2)
Buildings and equipment	6	11	5
Switching and transmission	81	40	94
Outside plant	43	25	28
Telephone equipment and other	1	5	24
Computer equipment	41	24	63
Other	256	25	8

Capital expenditures without materials	428	130	222
Materials	72	52	16

Total	500	182	238

(1)	The allocation of work in progress among items is estimated.

(2)	Figures reflect the adoption of inflation accounting. See “Presentation of Financial Information.”

We estimate that Telecom Argentina’s capital expenditures will be approximately P$307 million for 2005. The principal expenditures budgeted include costs of expanding basic lines and ADSL high speed network and connections, upgrading and enhancing information technology systems, complying with regulatory infrastructure requirements and upgrading obsolete technologies, such as transmission equipment, re-employing fiber optic network, replacing certain external plant and power sources and upgrading existing hardware. We estimate that Telecom Personal’s capital expenditures (excluding Núcleo) will be approximately P$289 million for 2005 in connection with migrating from TDMA to GSM technology, improving its network, information technology systems and software, services and infrastructure.

We estimate that capital expenditures outside of Argentina (mainly for assets related to Núcleo and investments in certain submarine cables) are and will not be significant. Capital expenditures outside of Argentina were approximately P$37 million for 2004, P$17 million for 2003 and P$28 million for 2002.

We seek to continue to improve the quality of our telecommunications network and to position ourselves for increasing competition by offering new services at competitive prices, satisfying demand in our service area, increasing telephone line density, taking advantage of leading technologies, improving service quality and improving productivity. In order to meet this strategy, we intend to maintain our fixed line networks and expand our ADSL high speed network and connections, and expect to focus on our wireless network transition from TDMA to GSM technology in order to meet the anticipated future demand for cellular services.

Due to the current macroeconomic situation and our related lack of access to bank financing and the capital markets, we expect to finance these expenditures through operating cash flows. Our ability to fund required and other planned capital expenditures is dependent on, among other things, our ability to generate sufficient funds internally. In light of the current economic situation and our default on our outstanding financial indebtedness, it is possible that we may be unable to raise or generate sufficient funds for all of our planned capital expenditures. Furthermore, the terms of the notes we propose to issue pursuant to Telecom Argentina’s APE (assuming the APE is completed as proposed) and the terms of Telecom Personal’s loan agreements entered into in connection pursuant to its restructuring limit the amount of capital expenditures by Telecom Argentina and Telecom Personal. We expect that for so long as the notes and loans restrict the amount of our capital expenditures we will invest the maximum amount permitted under the terms of the notes and loans.

REGULATORY FRAMEWORK

Set forth below is a summary of certain provisions of the general legal framework for the regulation of the activities of Telecom Argentina, Telecom Personal and Publicom. The principal features of this general regulatory framework have been created by:

•	the Privatization Regulations, including the Pliego de Bases y Condiciones approved by Decree No. 62/90, as amended, or the List of Conditions;

•	the Transfer Agreement;

•	the License granted to Telecom;

•	the Rate Agreement;

•	Decrees Nos. 2347/90, 2346/90 and 2345/90, granting the license to provide the telecommunications services described below;

•	Decree No. 1185/90, establishing the CNT, later replaced by the CNC, pursuant to Decrees No. 660/96, 1260/96 and 80/97;

•	Decrees Nos. 348/84 (establishing priorities for line installations), as amended by Decree Nos. 1747/85 and 1748/85 (establishing priorities in favor of persons financing the expansion of telephone services);

•	SC General Resolution No. 10059/99, establishing the Basic Telephony Service Client Regulation;

•	Decree No. 92/97, approving the changes to the General Tariff Structure, establishing the minute fraction as the new Calculation Unit, approving the National Numeration and Signalization Fundamental Plans and the following Regulations (each as described under “—Regulatory Framework—Decree No. 92/97” below): Accounting and Financial Information and Costs Regulation, Basic Telephony Service Clients Regulation, Basic Telephony Quality Service Regulation, PCS Regulation, as amended by Decree No. 266/98, and Public and Residential Telephone Services for the Deaf;

•	Decree No. 264/98;

•	Decree No. 266/98 (as modified by Decree No. 764/00 as it relates to Argentine interconnection regulation);

•	SC General Resolution No. 1122/98, establishing the regulatory framework for licenses and public telephony plan;

•	SC General Resolution No. 2724/98 as amended, establishing the regulatory framework for the long-distance presubscription service;

•	Law No. 25,000 which adopts the norms of the World Trade Organization with regards to telecommunications in individual countries;

•	Decree No. 465/00, establishing the deregulation of the telecommunications market commencing November 9, 2000;

•	Decree No. 764/00, establishing the regulation of licenses for telecommunications services, Argentine interconnection regulations, universal service and regulation, and the regulation governing the administration, management and control of the wireless spectrum; and

•	Ministry of Economy General Resolution No. 75/03, establishing the regulatory framework that allows callers to select their long distance provider for each call.

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

Law No. 25,609

On June 12, 2002, the Argentine Congress passed Law No. 25,609, which provides that Argentine telephone operators such as Telecom must provide “indispensable telephony services” to the following entities (the “Beneficiaries”):

•	public hospitals and welfare institutions;

•	public education facilities; and

•	Argentine armed forces.

Law No. 25,609 did not define the scope of “indispensable telephony services.” Pursuant to the terms of this law, Telecom must continue to provide telephony services even if the Beneficiaries do not pay for these services. Subject to the implementation of this law and subsequent regulations that may be enacted thereunder, Telecom may or may not be able to set-off any amounts due by the Beneficiaries against any amounts owed by Telecom to the Argentine government.

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

Argentine Interconnection Regulation. Compared to the prior interconnection regulation (Decree 266/98), this regulation provides for a reduction of approximately 50% in the reference prices for interconnection. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

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

Since the rates for their services are generally not regulated, as a result of increasing tax burdens on cellular operators, Telecom Personal and other Argentine cellular operators decided to include a special charge in their customer’s bills which reflects the impact of these regulatory taxes. However, pursuant to General Resolution No. 279/01, the SC prohibited cellular operators from billing this special charge. Telecom Personal has filed an administrative appeal objecting to the application of General Resolution No. 279/01. As of the date of this annual report, this appeal is still pending.

The SC has also set up a working group whose main purpose is to analyze the method to be applied in measuring the costs of the universal service programs. On May 4, 2005 the SC issued Resolution No. 99/05 in which it clarified that the required contribution of 1% of total revenues drawn by the provision of telecommunication services constitutes an obligation by the providers to the Universal Service Fund. The contribution cannot be separated out in the invoices that all providers issue and charge to their clients. Furthermore, the Resolution instructs the CNC to notify those providers that have improperly accounted for the contribution in their invoices. As of the date of this report, the CNC has not issued any further regulation with respect to the matter.

Although the applicable regulations are yet to be enacted, and Telecom’s management will only have a better understanding of the impact of these regulations on Telecom’s business after they are enacted, Telecom’s management believes that this matter is unlikely to have a material impact on the economic or financial situation of Telecom.

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

Deregulation Plan Established by Decree No. 264/98

General. In March 1998, the Argentine government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry, or the Plan. Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of basic telephony and international long-distance services until some time between October 8, 1999 and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of pay telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses, which is still pending. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “—Regulatory Framework—Decree No. 764/00.” Beginning in late 1999, two new operators, formed by independent operators, cellular operators and cable television operators, were permitted to offer services. These new operators, together with the existing licensees of basic telephony service, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing prior to the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000. See “—Competition.”

The Plan focused on three central principles:

•	providing universal telephone service to all segments of the Argentine population;

•	establishing limitations on anti-competitive activities; and

•	creating fair and transparent guidelines for granting future licenses.

During the “Transition Period” (1998-1999), new regulatory obligations were also introduced with respect to quality and service targets applicable to both Telecom and Telefónica. For example, all localities with more than 80 inhabitants had to be incorporated into the network by means of the installation of semi-public long-distance services and all localities with more than 500 inhabitants had to be incorporated into the residential network by means of fixed-line or wireless services. During the Transition Period, 640,000 new lines had to be installed, of which 15% of these new lines were required to be installed for customers in suburban areas. During this period, 19,000 new public telephones had to be added to the existing network (50% of which are to be coin-operated telephones), and 2,000 telephones were required to be installed in low income areas. The division of these obligations among Telecom and Telefónica was specified by the regulations. For low-income customers, a plan must be introduced with a promotional installation fee of less than US$100. Finally, requirements for improved communications for the Antarctic area are also contemplated.

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

The SC subsequently issued General Resolution No. 253/01 which abolished General Resolution No. 122/01 and established that the CPP system to calls made between cellular phones would be implemented as of September 1, 2001. Afterwards, a precautionary measure was issued under the case “Defensoría del Pueblo de la Ciudad de Buenos Aires o/PEN-MEE Interino I y V—Secretaria de Comunicaciones—Resolución 253/01 s/Amparo Proceso/Sumarísimo” where Telecom Personal was notified that the effects of the General Resolution No. 253/01 were suspended. Telecom Personal has appealed this decision, but as of the date of this annual report, the effects of the SC General Resolution No. 253 continued to be suspended. Since March 2002, Telecom has been applying CPP to the calls made using our calling card Telecom Global.

In March 2002, Telecom Personal started entering into agreements with telephone operators to charge CPP for calls made by calling cards.

In accordance with SC General Resolution No. 124/02, in January 2003, mobile operators can charge the CPP for international calls whereby overseas calls that terminate in cellular telephones in Argentina pay for CPP charges. In order to identify these calls, customers dialing from outside must add a prefix “54 + 9 + area code” to the cellular number without the “15”.

Telecom Personal and Unifon have since divided the jointly awarded 40 MHZ above mentioned, and the additional 20 MHZ granted to Miniphone.

Telecom Personal was granted another 40 MHZ in the southern area and a 20 MHZ in the northern area, where it has licenses for PCS.

Regulations Applicable to PCS Services

PCS. Telecom Personal has licenses for PCS in all areas in Argentina.

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

2003 Telecommunications Fund

In August 2003, the SC notified us of a proposal for the creation of a P$70 million public financial trust, the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund,” to be funded by the major telecommunication companies. Banco de Inversion y Comercio Exterior, or BICE, was designated as trustee of the 2003 Telecommunications Fund. The fund will be used to develop the telecommunications sector in Argentina and its responsibilities will include:

•	the creation of alternative mechanisms for financing;

•	the development of projects that are long-standing, profitable and relate to the telecommunications system;

•	the development and consolidation of the telecommunications sector; and

•	serving as the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector serving the public interest.

We contributed P$1.5 million at the inception of the 2003 Telecommunications Fund and expect to contribute an additional P$3.5 million on the first anniversary of the fund provided we successfully complete our financial restructuring. In addition, our management has announced that it is our intention to promote agreements with local suppliers for an estimated amount of P$10 million, which would facilitate their access to financing which we expect will enable suppliers to provide more products to the Argentine telecommunications sector. It should be noted that our contributions to the fund are not mandatory and that we have not committed to contribute any specific amount.

PROPERTY, PLANT AND EQUIPMENT

Our principal physical properties consist of transmission equipment, external wiring and switching equipment. These properties are mainly located throughout the Northern Region. External wiring and equipment represented approximately 72% and 73% of the net book value of our total fixed assets at December 31, 2004 and December 31, 2003, respectively; work in progress and materials represented approximately 4% and 2%, respectively, land and buildings represented approximately 15% and 14%, respectively, and furniture, vehicles and installations and computer equipment represented approximately 9% and 11%, respectively. We believe that these assets are, and for the foreseeable future will be, adequate and suitable for their respective uses.

As of December 31, 2004, Telecom Argentina had 3,803,006 fixed lines installed. As of December 31, 2003 and December 31, 2002, Telecom Argentina had 3,800,085 and 3,802,464 fixed lines installed, respectively. All lines are connected to digital exchanges. As of December 31, 2004, the total number of customer lines was 3,484,394. As of December 31, 2003 and 2002, the total number of customer lines were 3,361,341 and 3,293,952, respectively.

As of December 31, 2004, we have entered into purchase commitments totaling P$164 million primarily for switching equipment, the repair and/or maintenance of public telephones, infrastructure works and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors or other financing sources.

Our current major suppliers of equipment are Siemens Argentina S.A., Italtel S.p.A., Alcatel Techint S.A., IBM Argentina S.A. and Ericsson S.A.C.I. See “Major Shareholders and Related Party Transactions.”

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this annual report. Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 16 to the Consolidated Financial Statements.

The following discussion and analysis is presented by management of our company and provides a view of our financial condition, operating performance and prospects from management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this annual report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and were generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. We also note that due to the significant impact of the 2001-2002 economic crisis and our debt restructuring, our results of operations, liquidity and capital resources in the period under discussion may not be indicative of future periods. Please refer to “Forward-Looking Statements” and “Item 3. Key Information-Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this annual report.

Management Overview

The 2004 financial year showed continued improvements in operating performance, particularly in the cellular business. Our operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy, and, in particular, the fluctuation of the Argentine Peso against the U.S. Dollar and the Euro has had a considerable effect on our financial debt. Economic indicators generally pointed to a stable environment, although some important economic measures have not yet returned to pre-crisis levels. During 2004 we also made significant progress in our ongoing efforts to restructure our financial indebtedness.

Net sales increased by 19.7% in year 2004, reaching total consolidated net revenues of P$4,494 million. The increase reflects the increase in demand for our services, particularly in the cellular business in Argentina. Operating profit for year 2004 increased by P$293 million, to P$400 million, as compared to 2003. Telecom had net loss of P$666 million for year 2004, compared to net income of P$351 million for the year 2003, mainly due to a net financial loss of approximately P$1,172 million compared to a net financial gain of approximately P$48 million in year 2003. The change can be largely attributed to a decrease of P$1,084 million related to net currency exchange differences. For an analysis of our results of operations for fiscal year 2004, see “–Years ended December 31, 2004, 2003 and 2002” below.

Economic and Political Developments in Argentina

The Argentine economy improved during 2004. In 2004, the Argentine consumer price index increased by 6.1% and the wholesale price index increased by 7.9%. The peso remained relatively stable against the U.S. dollar, with a peso/dollar exchange rate of P$2.93 per US$1.00 at December 31, 2003 and of P$2.98 per US$1.00 at December 31, 2004. See “ –Economic and Political Developments” below.

Ongoing Restructuring Efforts

Telecom Argentina is currently in the late stages of a restructuring of its financial indebtedness pursuant to an Acuerdo Preventivo Extrajudicial (“APE”). Telecom Argentina commenced the solicitation of consents to the APE in June 2004. Approximately 82.35% of its creditors (holding 94.47% of Telecom Argentina’s outstanding debt) consented to the APE. The APE was filed with the Commercial Court of Buenos Aires on October 21, 2004 and was approved by the Argentine court on May 26, 2005.

The Telecom Personal and Núcleo debt restructurings successfully completed in November 2004. See “ –Ongoing Restructuring Efforts” below.

Factors Affecting Our Results of Operations

Our results of operations continue to be affected by the pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. Dollar and the Euro. For a discussion of these and other factors that may affect our results of operations, please see “ –Factors Affecting Results of Operations” below.

Economic and Political Developments in Argentina

The substantial majority of our property and operations are located in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general, and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. In the past several years, Argentina has experienced negative growth, high inflation, a large currency devaluation, loss of international reserves and limited availability of foreign exchange. Although the Argentine economy has shown signs of improvement since the fiscal crisis of 2001 and 2002, developments in macroeconomic conditions will likely continue to have a significant effect on our financial condition and results of operations and our ability to make payments of principal and/or interest on our indebtedness.

Economic and Political Developments

Argentina entered into an economic recession in the second half of 1998 in the context of financial crises in emerging markets (including in Asia, Russia and Brazil). The recession in Argentina deepened further as public sector accounts began to be affected by the decrease in tax collections due to the recession and high interest rates on Argentina’s sovereign debt. Argentine real gross domestic product decreased by 3.4% in 1999, by 0.8% in 2000, by 4.4% in 2001, and by 10.9% in 2002, an overall decline of 18.4% for the period 1998 through 2002. In 2003, gross domestic product increased by 8.8% over 2002.

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced increased capital outflows, further decreases in economic activity and political infighting. As the recession caused tax revenue to drop, country risk spreads (the difference between a sovereign bond and a US bond of similar duration) climbed to extremely high levels, reflecting the public sector’s diminished creditworthiness. Financing for private sector companies was effectively eliminated under these circumstances. In January 2002 the Argentine government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze our tariffs into pesos at a 1:1 peso/U.S. dollar ratio (sometimes referred to as “pesification”).

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

The Argentine economy improved during 2003 and 2004. The peso remained stable against the U.S. dollar, from P$2.93 per US$1.00 at December 31, 2003, to P$2.86 per US$1.00 at March 31, 2004, to P$2.96 per US$1.00 at June 30, 2004, to P$2.98 per US$1.00 at September 30, 2004 and to P$2.98 per US$1.00 at December 31, 2004. In addition, economic activity began to recover in comparison to 2002 as consumers in Argentina purchased more domestic goods compared to imported products since the peso devaluation had caused imports to become even more expensive in comparison to locally produced goods. The impact of this import substitution resulted in a trade balance surplus of approximately US$14.1 billion in the twelve month period ended December 2004. However, despite these changes and certain other improvements in Argentina, many economic and social indicators are still below pre-crisis levels. Moreover, while the key components of our business remained strong in 2004 and our operating results have been enhanced by the appreciation of the Argentine peso and the impact of our cost reduction initiatives, we recorded a net loss of P$666 million for the fiscal year ended December 31, 2004, mainly due to the loss resulting from financial and holding results, compared to a net income of P$351 million for the year ended December 31, 2003. Our operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

During the first three months of 2005, the peso remained stable against the U.S. dollar, ending with a rate of P$2.92 per US$1.00 as of March 31, 2005 compared to P$2.98 per US$1.00 as of December 31, 2004.

Inflation

The changes introduced in Argentina over the past few years have triggered significant inflation, although such inflation slowed in 2003 and 2004. The cumulative increase in the consumer price index was 41% in 2002, 3.7% in 2003, and 6.1% in 2004. The wholesale price index increased 118% in 2002, 2.0% in 2003, and 7.9% in 2004 as reported by the Instituto Nacional de Estadística y Censos (the Argentine National Statistic and Census Institute), or INDEC. For the first three months of 2005, the increase in the consumer price index was 4.0%, and the increase in the wholesale price index was 2.2%, as reported by INDEC.

Ongoing Restructuring Efforts

As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the peso, the conversion into pesos and freezing of Telecom Argentina’s rates at the ratio of P$1.00=US$1.00 and uncertainties surrounding the adjustment of Telecom Argentina’s regulated rates, in the first half of 2002, we announced the suspension of payments of principal and interest on our financial debt obligations. Since announcing the suspension of principal and interest payments on their financial indebtedness, each of Telecom Argentina, Telecom Personal and Publicom have undertaken various measures to restructure all of their respective financial debt obligations and have taken the following steps to restructure their respective financial indebtedness.

Interest Payments

In June 2003, Telecom Argentina made an aggregate interest payment equal to the equivalent of US$96 million (excluding withholding tax), Telecom Personal made an aggregate interest payment equal to the equivalent of US$13 million (excluding withholding tax) and Publicom made an aggregate interest payment equal to the equivalent of US$0.04 million (excluding withholding tax). These interest payments represented all accrued but unpaid interest on each respective entity’s outstanding financial indebtedness to and including June 24, 2002 (without giving effect to any penalties or post-default interest rate increases) and 30% of all accrued but unpaid interest (without giving effect to any penalties or post-default interest rate increases) on the outstanding principal of each entity’s respective outstanding financial indebtedness for the period beginning on June 25, 2002 and ending on December 31, 2002.

Repurchase and Cancellation of Outstanding Indebtedness

In June 2003, Telecom Argentina purchased and cancelled an aggregate principal amount equal to the equivalent of approximately US$175 million of its outstanding medium term notes and US$34 million of its outstanding indebtedness under credit facilities with financial creditors (approximately 11% of its outstanding medium term notes and 5% of its indebtedness under credit facilities with financial creditors as of December 31, 2002), for aggregate consideration of the equivalent of US$115 million. Telecom Argentina purchased all of this financial indebtedness at a purchase price of 55% of the original principal amount.

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

Telecom Personal Restructuring

On November 30, 2004 Telecom Personal completed its restructuring pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. In connection with its restructuring, Telecom Personal issued P$136.4 million aggregate principal amount of Series A loans and P$1,091.5 million aggregate principal amount of Series B loans (of which P$897.0 million were issued in the form of a syndicated loan agreement and P$194.5 million were issued in the form of bilateral agreements) and distributed cash payments to creditors of P$385.5 million.

On November 22, 2004, Núcleo S.A., or Núcleo, Telecom Personal’s Paraguayan mobile telephony subsidiary, completed a restructuring of its syndicated loan facility and other debts. In connection with this restructuring, Telecom Personal made a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million to secure the full and unconditional release of Telecom Personal’s guarantee of such loan, and received a promissory note in the amount of approximately US$4.3 million. The promissory note is subordinate in right of payment to all the financial debts of Núcleo.

The debt restructuring processes of Telecom Personal and Núcleo generated a gain of P$260 million. As of December 31, 2004, Telecom Personal’s and Núcleo’s outstanding nominal financial debt on a stand-alone basis amounted to US$416 million and US$44 million, respectively.

Telecom Argentina Restructuring Proposal and APE Solicitation

On June 22, 2004 Telecom Argentina began to solicit consents from holders of its financial indebtedness on a stand-alone basis to enter into an APE. Assuming it is completed as proposed, the APE will allow Telecom Argentina to restructure its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. On October 21, 2004, having received the participation of 82.35% of its creditors (holding 94.47% of the Company’s outstanding debt), Telecom Argentina filed its APE with the Commercial Court of Buenos Aires as required by Argentine law. The APE was approved by the Argentine court on May 26, 2005. The APE is subject to a number of as-yet unsatisfied conditions including the expiration of a court-ordered period within which non-consenting or absent creditors may elect consideration to be provided to them the delivery of the consideration provided in the APE.

Factors Affecting Our Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations.

We earn revenue primarily from basic telephony services within our voice, data and internet services segment. Basic telephony services include local and long-distance measured services and monthly basic charges, installation charges and public phone services, interconnection services and supplementary services. We also earn revenue from international long distance, data transmission and internet services, all included in our voice, data and internet services segment.

We earn revenue from domestic and international wireless telecommunication services through our subsidiaries Telecom Personal and Núcleo respectively. We also derive revenues from directory publishing services through our subsidiary Publicom.

The following table shows our principal sources of revenues as a percentage of total sales within our reportable segments for the year ended December 31, 2004:

Reportable segment	Consolidated Company/Operating Segment	Net Sales (millions P$)	Percent of Net Sales
Voice, data and internet	Telecom Argentina Telecom Argentina USA Micro Sistemas	2,718	60.5

Wireless	Telecom Personal Núcleo Cable Insignia	1,733	38.6

Directories publishing	Publicom	43	0.9
TOTAL		4,494	100

Net Sales

The principal factors which affect our net sales are rates and the volume of use of services. As described below, the effect of macroeconomic conditions, rate regulation and competition have had a significant effect on our net sales in recent periods and are expected to continue to have a significant effect on our net sales.

Impact of Political and Economic Environment in Argentina on Net Sales. Levels of economic activity affect the volume of local and long-distance traffic, the demand for new lines and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation.

Effect of Rate Regulation on Net Sales. The rates that Telecom Argentina charges in its basic telephony service business (including both monthly basic charges and measured service charges), installation charges in the basic telephony business, public telephone charges and charges for Internet dial up traffic are subject to regulation. These rates have been pesified and rate increases have been frozen by the Argentine government. Absent the Argentine government’s approval of an increase in regulated rates, future revenue from our basic telephony business service will depend principally on the number of lines in service and the minutes of use or “traffic” for local and long distance services. Telecom Argentina has been in discussions with regulators with respect to rate adjustments. However, there can be no assurance as to whether, and to what extent, we will be permitted to increase our regulated rates. In the first quarter of 2004, the Argentine government announced that it would apply some increases in gas and electricity tariffs for certain wholesale and large industrial customers only. The Argentine government has not made any announcements with respect to adjusting regulated rates for telecommunications services, except for the agreement the Argentine government entered into with Telecom Argentina and Telefónica de Argentina S.A. whereby Telecom Argentina and Telefónica de Argentina S.A. agreed to maintain the current tariff structure Telecom Argentina charges to its customers for basic telephony services until December 31, 2004, and except for the publication of Law No. 25,972, which extends the term for renegotiation of public works and services contracts until December 31, 2005. However, we intend to continue our negotiations with the Argentine government regarding tariffs.

Effect of Competition on Net Sales. The market for telecommunications services has been open to competition since 2000. In the periods leading up to the Argentine economic crisis, the Argentine telecommunications market became increasingly competitive. Although the economic crises have affected the operations of some of our competitors, the environment recently has been, and is expected to be, increasingly competitive as the Argentine economy recovers. In particular, we expect that the domestic and international long-distance service, internet and cellular services will continue to be affected by competitive pressure.

These factors are expected to influence net sales in each of our principal business segments as described below.

Basic Telephony Business. As noted above, in the absence of rate adjustments, net sales in the basic telephony business will primarily depend upon the number of customers and the volume of traffic. We anticipate that the number of lines in service and traffic will continue to gradually increase as the country recovers from economic recession. Nonetheless, we do not expect to attain pre-crisis levels in these measures in the near future.

Although we expect that net sales from public telephones will increase in the next few years, we expect that net sales from public telephones will decline as a percentage of net sales. Interconnection fee revenues in future periods will be impacted by traffic volume, which is expected to increase in a manner which is consistent with overall economic activity. We believe that revenues from international long-distance service will continue to decrease as a result of competition, lower relative pricing and decreasing market share.

We expect that our percentage of revenues derived from data transmission will increase over the next several years despite competitive pressures, principally as a result of increased traffic volume and connections driven by gross domestic product growth. We expect net sales from Internet services to continue to grow as a result of increased penetration of Internet services, higher traffic volumes and increases in the non-regulated business rates.

Wireless Telecommunication. Growth in this revenue component is dependent on increased usage of wireless telecommunication service and an increase in rates charged for this service, a substantial part of which is not regulated but is subject to competitive pressures. While we experienced an increase in our cellular customer base during the economic crisis, our customers have switched to lower revenue generating plans, such as restricted use and prepaid plans. Our cellular customer base is expected to continue to grow at a faster rate than growth in the customer base for basic telephony services. We expect that our cellular subscribers will increase in coming years, particularly prepaid subscribers, as Argentina gradually recovers from the recession. However, average usage of wireless telecommunication service per user is expected to decline in the longer term as the customer base expands to incorporate lower-volume customers.

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

However, our number of employees increased by 3.6% between December 31, 2002 and December 31, 2003 as a net result of the addition in October 2003 of 1,393 employees who had previously worked for us as employees of third-party contractors, which more than offset the reduction of employees under our cost reduction plan. Our number of employees increased by 0.8% between December 31, 2003 and December 31, 2004.

Our employees are both unionized and non-unionized. The wages of the unionized employees are subject to collective bargaining agreements and to regulation by the Argentine government. Unionized wages were increased in July 2002, January, March, May and September 2003 and December 2004. Please see “Item 6 – Directors, Senior Management and Employees – Employee and Labor Relations.” We expect that our wage costs will increase approximately 14% in 2005 as a result of the net impact of wage increases.

We incur materials and supplies charges which are directly related to the maintenance of our network, hardware and software. A significant portion of these expenses is incurred in foreign currencies. Accordingly, any devaluation in the peso relative to these other foreign currencies will increase our costs. During 2002 and 2003, our maintenance expense levels were lower than our historical levels. We incurred higher maintenance expenses in 2004 to satisfy our operational needs arising from under-investment in 2002 and 2003. We expect to continue to incur higher maintenance expenses in the coming years in order to maintain the quality of our fixed-line services.

We pay interconnection fees to other operators for access, termination and long-distance transport for calls placed or received from those locations in the Southern Region where we do not have network coverage. We anticipate that these costs will increase in line with growth in traffic volumes associated with economic recovery and any applications of CER adjustments.

We pay fees for various services such as legal, security and auditing services and other management services. Since 2002 we have also incurred fees in connection with our debt restructuring process, although we expect these costs will be eliminated once Telecom Argentina’s APE is successfully completed. Management fees have been significantly reduced in recent years as a result of the suspension of the management fees paid to the Operators.

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

Our bad debt expense is generally affected by the economic and political environment in Argentina. At the beginning of the recession we experienced an increase in bad debt expense, but since 2003 we have experienced reduced bad debt expense as customers with weaker credit have discontinued our service and we have collected amounts from overdue accounts. We expect that increases in our customer base in future periods will likely cause a corresponding increase in our levels of uncollectibles. We expect that our bad debt expense will gradually reach historic levels (approximately 3% of sales).

As a result of the foregoing factors, total expenses in future periods are expected to increase at a rate slightly higher than our revenue growth. Operating costs, including sales and marketing expenses, are expected to grow at a faster rate than other costs.

Gain on Debt Restructuring

Gain on debt restructuring represents the gain resulting from our repurchase of a portion of our outstanding financial indebtedness in the cash tender offer completed in June 2003 and the gain resulting from the Telecom Personal and Núcleo debt restructurings successfully completed in November 2004. See Note 8 to our Consolidated Financial Statements.

Argentine GAAP establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should no longer be recognized after the exchange. Argentine GAAP provides that an exchange of debt instruments is deemed to have been accomplished upon the issuance of debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. In accordance with Argentine GAAP, Telecom Personal has initially recorded its new restructured debt at fair value discounting to its present value at a rate of 11%. The discount amounted to P$41 million and has been recognized for the year ended December 31, 2004. Telecom Argentina may recognize a gain on the extinguishment of the outstanding debt upon consummation of the APE, if it is completed.

Other (Net)

Other (Net) includes financial and holding results, other income and expenses (net) and investments in subsidiaries. The majority of our revenues are received in pesos whereas the majority of our financial indebtedness is, and after the restructuring will continue to be, substantially denominated in U.S. dollars and euro. Consequently, the “pesification” of our rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and euro have affected and will continue to affect the amount of our revenues in comparison to our debt service obligations.

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with Argentine GAAP and the reconciliation of our Consolidated Financial Statements from Argentine GAAP to US GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as bases for the preparation of our Consolidated Financial Statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks and the effect that these accounting estimates, assumptions and uncertainties have on our consolidated financial statements under Argentine GAAP and our reconciled US GAAP financial statement information.

Our accounting polices are more fully described in the Notes to our Consolidated Financial Statements. We believe that the following are some of the more critical judgment areas in the application policies that currently affect our financial condition and results of operations.

Income Taxes—Deferred income tax and tax on minimum presumed income

Income tax

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the different treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes. These differences result in deferred-tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures, the fiscal year of the reversal of our deferred-tax assets and liabilities, and if there will be future taxable profits in those periods. Significant management judgment is required in determining our provisions for income taxes, deferred-tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which we operate and the periods over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust those estimates in future periods, our financial position and results of operations may be affected materially.

Under Argentine GAAP, the realization test is performed on a net deferred tax asset basis, considering the existence of sufficient taxable income within the carryforward period and future reversals of existing temporary differences.

US GAAP requires a valuation allowance to be established for deferred tax assets when it is more likely than not (a probability level of more than 50%) that they will not be realized. In addition, tax loss carryforwards are treated just like deductible temporary differences. An asset is automatically recorded for a loss carryforward, and the asset is reduced by a valuation allowance if it is more likely than not that the benefit will be lost.

As of December 31, 2004, we have significant net deferred tax assets which were generated principally by the devaluation of the peso. The recoverability of those assets is assessed periodically.

The going concern uncertainty for Telecom Argentina constitutes significant negative evidence under both Argentine GAAP and US GAAP and a valuation allowance was established for all net deferred income tax assets related to Telecom Argentina. Under US GAAP, a full valuation allowance was also provided for the tax effects on US GAAP adjustments relating to Telecom Argentina.

As discussed above, based on the guidance set forth in Argentine GAAP, Telecom Personal performed a realization test based on a net deferred tax asset basis. Under US GAAP, since a portion of the deferred income tax assets, primarily including the tax loss carryforwards, will not be realized, a full valuation allowance was established for this portion of the deferred income tax assets.

Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. Under Argentine GAAP, management considered that the tax credit related to minimum presumed income will be realized based on current projections and legal expiration term. The credit is classified as a non-current receivable in the consolidated balance sheet.

Under US GAAP, the Company applied the guidance established in SFAS No. 109 to assess whether a valuation allowance for this deferred tax credit is required. As discussed above, the going concern uncertainty for Telecom Argentina constitutes significant negative evidence and accordingly a full valuation allowance was provided under US GAAP for this deferred tax credit related to Telecom Argentina.

Accounting for and Recovery of Long-Lived Assets

Our accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date and the useful lives of the assets over which the costs of acquiring are depreciated.

Initial Valuation

We record purchased property, plant and equipment, and purchased intangible assets (other than goodwill) at acquisition or construction cost (adjusted for inflation as necessary – see Note 3.c. to the Consolidated Financial Statements). Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the estimated useful lives involves significant judgment.

Property, plant and equipment are valued at acquisition or construction cost, less depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and interest accrued during the construction period. However, general and administration expenses are not capitalized.

Recoverability

Under both Argentine GAAP and US GAAP, we review long-lived assets, including property, plant and equipment, and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates.

The Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

Changes in our current expectations and operating assumptions, including changes in our business strategy, technology, and/or changes in market conditions, as well as changes in future cash flows estimates due to, among other things, the outcome of the pending tariff negotiations with the Argentine government, could significantly impact these judgments and require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

Beginning in year 2002, in accordance with new Argentine accounting standards, we ceased amortizing the value of our PCS license because we have determined that this license is an intangible asset with an indefinite useful life.

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

Under US GAAP, the Company determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Therefore, the Company ceased amortizing its license cost, and tested it annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This valuation determined that the carrying amount of the license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP purposes.

The recoverability of an indefinite life intangible asset such as the PCS license requires our management to make assumptions about the future cash flows expected to be derived from such asset. Our judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Contingencies

We are subject to proceedings, lawsuits and other claims related to labor, civil and other matters. In order to determine the proper level of reserves relating to these contingencies, we assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. We consult with internal legal counsel on matters related to litigation and consults with internal and external experts in the ordinary course of business. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. Our determination of the required reserves may change in the future due to new developments in each matter or changes in our method of resolving such matters, such as a change in settlement strategy.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts to account for estimated losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, customer credit worthiness and changes in our customer payment terms when evaluating the adequacy of our allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, our actual write-offs might be higher than we expect.

Asset Retirement Obligations

We are subject to asset retirement obligations (“ARO”) associated with our cell and switch site operating leases. We have the right to renew the initial term of most of these leases. We record a liability for an ARO with respect to the leases following the guidance provided by SFAS 143. When the liability is initially recorded, we capitalize a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, we should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates are considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates are treated as modifications of an existing ARO, and are measured at the historical interest rate used to measure the initial ARO.

As of December 31, 2004, our asset retirement obligations included in other non-current liability amounted to P$13 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$6 million.

Customer reconnection fees

For both Argentine GAAP and US GAAP, reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than the associated direct expenses. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, differences may result in the amount and timing of our revenue for any period.

Multiple-Element Arrangements

We have adopted under US GAAP the provisions of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) for multiple-element revenue arrangements entered into after December 31, 2003. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of the bundled deliverables). The determination of fair values in the wireless business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace. Revisions to our estimates of these relative fair values may significantly affect the allocation of sales values among the different deliverables, affecting our future operating results.

Debt Restructuring Results

In November 2004, our subsidiary, Telecom Personal, under its APE and Telecom Personal’s subsidiary, Núcleo, completed the restructuring of their outstanding indebtedness. After giving effect to such restructuring, the outstanding indebtedness of Telecom Personal and Núcleo represents approximately 12% of the Company’s total outstanding indebtedness as of December 31, 2004.

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

In accordance with Argentine GAAP, Telecom Personal has initially recorded its new restructured debt at fair value discounting to its present value at a rate of 11%. The discount amounted to P$41 million and has been recognized for the year ended December 31, 2004. Telecom Argentina may recognize a gain on the extinguishment of the outstanding debt upon consummation of the APE, if it is completed.

New Accounting Standards under Argentine GAAP

On January 14, 2003, the CNV approved, with certain amendments, RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new technical resolutions, or RTs, reflect the harmonization of Argentine GAAP with International Financial Reporting Standards (IFRS) undertaken by the International Accounting Standards Committee (IASC).

We adopted these new standards early as of January 1, 2002 as permitted by the resolution. The principal changes in valuation and disclosure criteria resulting from the adoption of these new standards are as follows:

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

•	RT 17 - Overall Considerations for the Preparation of Financial Statements.

•	In December 2000, the FACPCE issued RT 17, which sets out guidelines for the recognition and measurement of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition and measurement of specific transactions and other events is dealt with in other Technical Resolutions.

•	Accounting Measurement of Certain Assets and Liabilities at Their Fair Value. Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities.

•	Loans Arising From Refinancing. RT 17 also establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should be derecognized. RT 17 clarifies that from a debtor’s perspective, an exchange of debt instruments is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

•	PCS License. We also adopted RT 17 provisions, as amended by the CPCECABA, for accounting recognition of indefinite life intangibles. This standard prescribes the accounting treatment for identifiable intangibles after initial recognition. Upon adoption of the standard, amortization of indefinite life intangibles cease. Periodic impairment testing of these assets is now required.

•	RT 18 - Specific Considerations for the Preparation of Financial Statements

•	In December 2000, the FACPCE issued RT 18, which sets out the recognition, measurement and disclosure criteria for specific transactions and other events.

•

Temporary Differences from Translation. In particular, RT 18 prescribes the method used to translate the financial statements of foreign subsidiaries. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities.” A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the parent company. Our foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by the CPCECABA, financial statements were translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

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

RT 21 - Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions

In March 2004, the CNV adopted Technical Resolution No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and to the accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as additional disclosure requirements. Telecom will apply this standard in the fiscal year beginning January 1, 2005. The adoption of this standard will not have a material impact on the Nortel ‘s or Telecom’s financial position or results of operations.

See Note 16 to our Consolidated Financial Statements for a discussion of the differences between US GAAP and Argentine GAAP.

Years ended December 31, 2004, 2003 and 2002

For purposes of these sections the fiscal years ended December 31, 2004, 2003 and 2002 are called “year 2004”, “year 2003” and “year 2002”, respectively.

As a result of the recent political and economic uncertainty in Argentina and the restructuring of our outstanding debt pursuant to the Telecom Argentina’s APE, our results of operations presented below for the years ended December 31, 2004, 2003 and 2002 may not be indicative of our current financial position or future results of operations and may not contain all of the information necessary to compare our financial position and operating results for the periods presented to previous or future periods. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Risk Factors”.

Our results of operations are prepared in accordance with Argentine GAAP, which differs in certain respects from US GAAP. See Note 16 of our Consolidated Financial Statements.

For the year ended December 31, 2004, we have net loss of P$666 million, compared to a net income of P$351 million for the year ended December 31, 2003 mainly due to the loss resulting from financial and holding results.

We had consolidated net revenues of P$4,494 million in year 2004 compared to P$3,753 million in year 2003. The increase of P$741 million can be largely attributed to the increase in demand, particularly in the wireless business segment in Argentina.

The cost of services, general and administrative expenses and selling expenses increased from P$3,646 million in year 2003 to P$4,094 million in year 2004 mainly due to the increase in commissions for handset sales, costs of handsets, TLRD costs (termination charges in third parties cellular networks) and advertising expenses. These costs are associated with the increase in sales and increasing competition in the mobile telephony business.

Although the overall economic situation in Argentina showed signs of improvement and stability in 2003 and 2004, as discussed above, our operations continue to be influenced by the pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates).

Net Sales

Detailed below are the major components of our net sales within our reportable business segments for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,			% of Change
	2004	2003	2002	2004-2003	2003-2002
	(P$ millions)			Increase/(Decrease)
Net sales
Voice, data and Internet segment
Measured service charges	958	917	1,019	4.5	(10.0)
Monthly basic charges	635	602	762	5.5	(21.0)
Installation charges	30	27	20	11.1	35.0
Public telephone service	170	168	193	1.2	(13.0)
International long-distance service	215	213	260	0.9	(18.1)
Data transmission	151	185	230	(18.4)	(19.6)
Interconnection revenues	210	164	172	28.0	(4.7)
Internet revenues	265	207	195	28.0	6.2
Other national telephone services	84	73	103	15.1	(29.1)
Wireless telecommunication service segment	1,733	1,163	1,035	49.0	12.4
Directory publishing segment	43	34	23	26.5	47.8

Total net sales	4,494	3,753	4,012	19.7	(6.5)

General

During year 2004, net sales increased approximately 19.7% to P$4,494 million from P$3,753 million in 2003. The increase can be largely attributed to the increase in demand, particularly in the wireless business segment in Argentina.

During year 2003, net sales decreased approximately 6.5% to P$3,753 million from P$4,012 million in year 2002. This decrease was mainly due to the impact of the adjustment for inflation and our inability to raise tariffs as a result of the freezing of rates after the “pesification” enforced by the Argentine government. These negative factors had a greater impact on our net sales than higher prices charged for data transmission and Internet subscriptions, lower discounts in domestic long distance services and a recovery in demand, particularly in the cellular business in Argentina.

Revenues from Voice, Data and Internet Business Segment

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

Revenues from traffic (defined as measured service plus monthly basic charges) represented 35.4% of our total net sales for year 2004, compared to 40.5% of our total net sales for year 2003. Revenues from traffic increased 4.9% to P$1,593 million in year 2004 from P$1,519 million in year 2003. Measured service charges increased 4.5% to P$958 million in year 2004 from P$917 million in year 2003.

Monthly basic charges increased 5.5% to P$635 million in year 2004 when compared with year 2003, mainly due to the increase in customer lines. Lines in service as of December 31, 2004 increased to approximately 3,790,298 compared to approximately 3,655,859 as of December 31, 2003 due to the recovery in demand. However, the current level of lines in service is still lower than before the economic crisis (December 2001). Moreover, fixed telephony tariffs remained stable after the “pesification” and freeze enforced by the Argentine government on January 6, 2002.

Revenues from traffic represented 40.5% of total net sales for year 2003, compared to 44.4% of total net sales for year 2002. Revenues from traffic decreased 14.7% to P$1,519 million in year 2003 from P$1,781 million in year 2002. Measured service charges decreased 10.0% to P$917 million in year 2003 from P$1,019 million in year 2002. The decrease was due to the adjustment for inflation of figures as of December 31, 2002. This decrease was partially offset by an increase in revenues from domestic long distance traffic as a consequence of higher traffic. Revenues from local telephony also increased due to higher traffic.

Monthly basic charges decreased 21% to P$602 million in year 2003 when compared with year 2002. This decrease was mainly due to the adjustment for inflation of figures as of December 31, 2002. The decrease was partially offset by an increase in revenues from supplementary services. Lines in service as of December 31, 2003 increased to approximately 3,655,859 due to the slight recovery in demand, compared to approximately 3,590,284 as of December 31, 2002. Moreover, monthly charges remained stable after the pesification and freeze on rates enforced by the Argentine government on January 6, 2002.

Installation Charges

During year 2004, installation charges received from new customers increased by 11.1% to P$30 million from P$27 million in year 2003. This increase was primarily due to an increase in the number of lines connected during the year.

During year 2003, installation charges from new customers increased by 35% to P$27 million, from P$20 million in year 2002. The increase was primarily due to an increase in the number of lines connected during this period.

Public Telephone Service

Revenues from public telephone service increased approximately 1.2% to P$170 million in year 2004, from P$168 million in year 2003. This increase is mainly due to incremental traffic on public telephones and telecommunication centers.

Revenues from public telephone service decreased approximately 13% to P$168 million in year 2003, from P$193 million in year 2002. This decrease was principally due to the impact of the inflation adjustment which had a greater negative impact than the positive impact derived from higher traffic generated by public telephony telecommunications centers, or Telecentros, in year 2003.

International Long-Distance Service

During year 2004, international long-distance service revenues increased by approximately 0.9% to P$215 million from P$213 million in year 2003, mainly due to higher traffic. Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

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

Data Transmission

Revenues generated by the data transmission business decreased 18.4% to P$151 million in year 2004 from P$185 million in year 2003 mainly due to lower prices for data transmission services.

Revenues generated by the data transmission business decreased 19.6% to P$185 million in year 2003 from P$230 million in year 2002. The decrease was due to adjustments of the December 31, 2002 figures for inflation, partially offset by higher revenues generated by the fixed line networks and the lease of data circuits. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other Internet Service Providers, or ISPs, that access our network. As of December 31, 2003, Internet minutes represented 34% of total traffic measured in minutes transported over our fixed-line network.

Interconnection Revenues

During year 2004, revenues generated by interconnection services, which primarily include access, termination and long-distance transport of calls, increased 28% to P$210 million, mainly due to the increase of traffic handled by fixed and cellular networks.

During year 2003, revenues generated by interconnection services decreased 4.7% to P$164 million from P$172 million in year 2002. The decrease was due to the adjustment for inflation of figures as of December 31, 2002 offset by the CER adjustment to prices of these services. Meanwhile, revenues generated by interconnection services provided to cellular operators were P$40 million in year 2002.

Internet Revenues

Revenues generated by Internet subscription fees and Internet-related value-added services increased 28% to P$265 million in year 2004 compared to P$207 million in 2003, mainly due to an increase in the number of ADSL subscribers.

As of December 31, 2004, the number of ADSL subscribers reached approximately 124,700 compared to 70,400 as of December 31, 2003, increasing by 77% while Internet dial-up customers reached approximately 152,000 as of December 31, 2004 compared to 155,200 as of December 31, 2003, decreasing by 2%. Internet minutes represented 30% of total traffic measured in minutes transported over the fixed-line network. However, the internet minutes have fallen due to the steady migration of customers to the ADSL services.

Revenues generated by Internet subscription fees and Internet-related value-added services increased 6.2% to P$207 million in year 2003 from P$195 million in year 2002. The effect of adjustment for inflation of figures for year 2002 was offset by the increase in the number of subscribers and in ADSL high-speed access and dial-up monthly fees. Most of this increase was the result of higher ADSL subscriber growth in the second half of 2003. The number of ADSL connections Telecom provided to other ISPs also increased at a higher rate during the second half of 2003.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2004, revenues from other national telephone services increased by approximately 15.1% to P$84 million from P$73 million in year 2003. This increase is mainly due to higher revenues related to billing and collection services charged to other operators.

During year 2003, other national telephone revenues decreased by approximately 29.1% to P$73 million from P$103 million in year 2002. The decrease was mainly due to the adjustment for inflation of year 2002 figures and a decrease in the lease of lines and circuits.

Revenues from Wireless Telecommunication Service Business Segment

During year 2004, revenues from our wireless telecommunication services increased by approximately 49% to P$1,733 million from P$1,163 million in year 2003. Revenues increased 56.2% to P$1,567 million in year 2004 from P$1,003 million in year 2003. This trend was mainly due to a higher number of subscribers, an increase in total traffic and increase in sales of handsets as a consequence of the increase in the demand for cellular services and the development of the GSM network. Furthermore, the average revenue per user increased by 11% to P$35 per customer per month for year 2004. Total cellular subscribers in Argentina reached approximately 3,835,000 as of December 31, 2004, an increase of approximately 1,232,000 customers, or 47.3%, as compared to December 31, 2003. This increase in client base was fueled by the impressive growth in the number of GSM subscribers.

Our subsidiary Telecom Personal’s customer base as of December 31, 2004 was comprised of approximately 2,872,000 prepaid subscribers, representing 75% of the total customer base, and approximately 963,000 contract subscribers, representing the remaining 25% of the total customer base. Telecom Personal’s consolidated subsidiary, Núcleo, which provides PCS and cellular services in Paraguay, generated revenues of P$167 million in year 2004, an increase of 4.4% from P$160 million in year 2003. The increase was mainly due to Núcleo’s launch of its GSM services in Paraguay, marking it the operator with the larger GSM/GPRS coverage in the country.

During year 2003, revenues from our wireless telecommunication services increased by approximately 12.4% to P$1,163 million from P$1,035 million in year 2002. This increase was mainly due to a higher average number of subscribers, higher sales of pre-paid cards, higher calling party pays (CPP) revenues, an increase in revenues due to charges for the termination of calls coming from other cellular operators and the increase in national and international roaming charges. Furthermore, the average revenue per user increased by 28% to P$32 per customer per month for year 2003. Total cellular subscribers in Argentina reached approximately 2,603,000 as of December 31, 2003, an increase of approximately 413,000 customers, or 18.9%, as compared to December 31, 2002. We experienced higher subscriber growth in the second half of 2003.

Telecom Personal’s customer base as of December 31, 2003 was comprised of approximately 2,120,000 prepaid subscribers representing 81% of the total customer base, and approximately 483,000 contract subscribers, representing the remaining 19% of the total customer base. Núcleo generated revenues of P$160 million in year 2003, a decrease of 10% from P$177 million in year 2002. The decrease was mainly due to the appreciation of the peso against the Paraguayan currency, the guaraní, as Núcleo’s revenues are denominated in Paraguayan currency.

Revenues from Directory Publishing Business Segment

During year 2004, revenues from our telephone directory publishing services increased by 26.5% to P$43 million in the year ended December 31, 2004 from P$34 million for year 2003. This was due to greater sales of advertising space in Páginas Amarillas directories and the launch of several new special directories.

During year 2003, revenues from our telephone directory publishing services increased by 47.8% from P$23 million in year 2002. The increase was mainly due to revenues generated by advertising in the edition of the Metropolitan Area of Buenos Aires (AMBA) directory that was published in the fourth quarter of fiscal year 2003 partially offset by the restatement for inflation of year 2002 figures.

Cost of Services, General and Administrative and Selling Expenses

Detailed below are the major components of our cost of services, general and administrative and selling expenses for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,			% of Change
	2004	2003	2002	2004- 2003	2003- 2002
	(P$ millions)			Increase/(Decrease)
Cost of services, general and administrative and selling expenses
Salaries and social security	593	506	587	17.2	(13.8)
Depreciation of fixed assets	1,552	1,768	1,980	(12.2)	(10.7)
Bad debt expense	5	11	189	(54.5)	(94.2)
Management fees	—	2	23	(100.0)	(91.3)
Fees for services	102	96	116	6.3	(17.2)
Interconnection costs	135	136	141	(0.7)	(3.5)
Taxes	301	256	276	17.6	(7.2)
Other operating and maintenance expenses	1,406	871	904	61.4	(3.7)

Total cost of services, general and administrative and selling expenses	4,094	3,646	4,216	12.3	(13.5)

General

Total cost of services, general and administrative and selling expenses increased by 12.3% to P$4,094 million in year 2004 from P$3,646 million in year 2003. The increase was mainly due to the increase in commissions for handset sales, costs of handsets, TLRD costs (termination charges in third parties cellular networks) and advertising expenses. These costs are associated with the increase in sales and increasing competition in the mobile telephony business.

Total cost of services, general and administrative and selling expenses decreased by 13.5% to P$3,646 million in year 2003 from P$4,216 million in year 2002. This decrease was principally due to the adjustment of the December 31, 2002 figures for inflation and the cost reduction plans we implemented.

Salaries and Social Security

During year 2004, the amount of salaries and social security charges was approximately P$593 million, representing a 17.2% increase from the amount of salaries and social benefits incurred in 2003. This was primarily due to the increase in salaries granted during the year. Additionally, labor costs rose as a consequence of the increase in headcount.

For year 2004, salaries and social security payments were approximately 13.2% of net sales. For year 2003, wages and social benefits were approximately 13.5% of net sales.

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

Depreciation of Fixed Assets

Depreciation is calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after November 8, 1990, the date on which we commenced operations upon the transfer from the Argentine government of the telecommunications system in the Northern Region, are being depreciated over an average of 10 years.

Depreciation expense was P$1,552 million in year 2004 and P$1,768 million in year 2003. Depreciation expense was equal to approximately 34.5% of net sales for year 2004 and 47.1% of net sales for year 2003. The decrease was a consequence of the end of the amortization period of certain assets.

Depreciation expense was approximately P$ 1,768 million in 2003 and P$1,980 million in year 2002. Depreciation expense was equal to approximately equivalent to 49.4% of net sales for year 2002. The decrease in depreciation expense in 2003 was due to the end of the amortization period of some assets and to lower depreciation expense related to capitalized foreign currency exchange differences from financial indebtedness incurred to acquire these assets. The increase in depreciation as a percentage of net sales was due to a decrease in net sales in 2003 compared to 2002.

Bad Debt Expense

During year 2004, bad debt expense decreased 54.5% to P$5 million from P$11 million in year 2003. This improvement was related to the improvement in levels of collection and the recovery of past due accounts mainly in the fixed telephony services business.

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

Management Fees and Fees for Services

Management fees for services provided by the Operators pursuant to the Management Agreement (as described under Item 4: “Information on the Company—History”) for year 2004 were zero, compared to P$2 million in year

2003. Management fees for 2003 represented a reduction of 91.3% from fees of approximately P$23 million in 2002. This reduction was a result of the suspension of the payment of the management fee beginning April 1, 2002.

Management fees for year 2003 represent fees paid to the Operators in exchange for the services of task forces comprised of specialized personnel provided to us by the Operators at our request in order to assist with specific projects.

Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$102 million for year 2004 and P$96 million for year 2003. The increase was mainly due to fees for debt restructuring. For year 2004, these fees include P$3 million of fees paid to the Operator under the Management Agreement as compensation for the services of highly qualified personnel that the Operator provided to us at our request. Such amounts were charged based on hours of service at international market rates for such services.

Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$96 million for year 2003 and P$116 million for year 2002. This decrease was due to the effect of adjustment for inflation of December 31, 2002 figures, partially offset by higher fees related to information systems. For year 2003, these fees include P$2 million of fees paid to the Operators under the Management Agreement as compensation for the services of highly qualified personnel provided by the Operators to us at our request. These amounts were charged to Telecom based on the number of hours of service provided at the international market rate for such services.

Interconnection Costs

During year 2004, we recorded P$135 million in interconnection costs compared with P$136 million of interconnection costs recorded in year 2003.

During year 2003, we recorded P$136 million in interconnection costs compared with P$141 million in year 2002. This decrease was primarily due to the effects of the adjustment of the 2002 figures for inflation, offset by higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services and based on the CER adjustment.

Taxes

Expenses related to taxes increased 17.6% to P$301 million in year 2004 from P$256 million in year 2003, mainly due to higher turnover taxes as a consequence of the increase in revenues.

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

Other Operating and Maintenance Expenses

Other operating and maintenance expenses increased 61.4% to P$1,406 million in year 2004 from P$871 million in year 2003. This increase was due in part to higher advertising costs, maintenance costs, costs of handsets, commissions for handset sales and TLRD costs.

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

Financial Results, Net

During year 2004, we recorded a net financial loss of approximately P$1,172 million compared to a net financial gain of approximately P$48 million in year 2003. The change can be largely attributed to a decrease of P$1,084 million related to net currency exchange differences. The fluctuation of the Argentine Peso against the dollar and the Euro has had a considerable effect on the financial debt of the Company.

During year 2003, we recorded a net financial gain of approximately P$48 million compared to a net financial loss of approximately P$5,302 million in year 2002. This change is mainly due to the foreign currency exchange differences realized as a result of the appreciation of the peso in year 2003 compared to the devaluation of the peso in year 2002.

Other Expenses (Net)

Other expenses (net) includes severance payments and provisions for lawsuits.

For year 2004, other expenses (net) decreased to approximately P$78 million from approximately P$168 million in year 2003, mainly as a result of lower severance payments and lower reserves for lawsuits.

During the years ended 2004 and 2003, approximately P$59 million and P$75 million of other expenses (net), respectively, related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

For year 2003, other expenses (net) decreased to approximately P$168 million from P$176 million in year 2002. This decrease was mainly due to a decrease in our reserves for lawsuits and other contingencies.

During 2002, approximately P$48 million of such expenses represented severance payments to employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

Net Income/Loss

For year 2004, we recorded net loss of approximately P$666 million, mainly due to the loss resulting from financial and holding results. Comparatively, consolidated net income for fiscal year 2003 was P$351 million.

For year 2003, we recorded net income of approximately P$351 million, compared to a loss of P$4,386 million in year 2002. The improvement in reported net income was mainly due to net foreign currency gains of P$624 million in 2003 compared to a net loss of P$2,922 million in 2002 plus P$376 million of gains arising from the purchase of our indebtedness.

Foreign Currency Fluctuations

Exchange Rate Exposure.

We estimate, based on the composition of our balance sheet as of December 31, 2004, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$280 million of our consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.See Item 11: “Quantitative and Qualitative Disclosures About Market Risk.”

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (US GAAP) would have affected the determination of amounts shown as net loss or income for the years ended December 31, 2004, 2003 and 2002 and the amount of total shareholders’ equity as of December 31, 2004, 2003 and 2002. For more details see Note 16 to the Consolidated Financial Statements.

The principal differences between Argentine GAAP and US GAAP are the following:

•	the treatment of foreign-currency transactions as of December 31, 2001;

•	the impact of foreign currency translation;

•	the accounting for capitalization of foreign currency exchange differences;

•	the accounting for debt restructurings;

•	other adjustments as inventories, present-value accounting and equity gain (loss) on related companies;

•	the tax effects and minority interest on US GAAP adjustments described above; and

•	the valuation allowance related to deferred income tax and tax on minimum presumed income.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 16 to our Consolidated Financial Statements.

Net income or loss under Argentine GAAP for the years ended December 31, 2004 and 2003 was a net loss of approximately P$666 million and net income of P$351 million, respectively, as compared to a net loss of approximately P$782 million and net income of P$485 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2004 was P$502 million, as compared to a shareholders’ deficit of P$326 million under US GAAP.

Additionally, net income (loss) under Argentine GAAP for the years ended December 31, 2003 and 2002 was a net income of approximately P$351 million and a net loss of approximately P$4,386 million, respectively, as compared to a net income of approximately P$485 million and a net loss of approximately P$1,653 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2003 and 2002 was P$1,168 million and P$817 million, respectively, as compared to P$456 million and P$(10) million, respectively, under US GAAP.

Recently issued US GAAP accounting pronouncements

On November 7, 2003, the FASB issued the final FASB Staff Position (“FSP”) FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests under FASB Statement No. 150 (“FAS 150”), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The final FSP affects how public and nonpublic entities classify, measure, and disclose certain mandatorily redeemable non-controlling interests associated with finite-lived subsidiaries and mandatorily redeemable financial instruments and requires entities that have already adopted FAS 150 to rescind the adoption of certain provisions of FAS 150 and to permit them to present the adoption of the FSP either by restating previously issued financial statements or as a cumulative effect in the period of adoption. The Company has analyzed its financial instruments in light of FAS 150 and has determined that this statement is not applicable to its financial position and that the adoption of this statement has no impact on its consolidated statements. The classification and measurement provisions of SFAS 150 for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries are deferred for an indefinite period. The Company will continue to evaluate the impact of SFAS 150, if any, and any further clarifications that may result from SFAS 150.

In December 2003, the FASB issued SFAS No. 132R (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106” (“SFAS 132”). The revised Statement retains the disclosure requirements contained in SFAS 132 before the amendment but requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The implementation of SFAS 132, as revised in 2003, did not have a material impact on the Company’s consolidated financial statements.

In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities (“VIEs”). FIN 46-R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support. FIN 46-R requires the consolidation of those entities, known as VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receives a majority of the entity’s residual returns or both.

Among other changes, the revisions of FIN 46-R (a) clarified some requirements of FIN 46 which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46-R deferred the effective date of the implementation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must a minimum apply the provisions of FIN 46-R to entities that were previously considered special purposes entities under the FASB literature prior to the issuance of FIN 46-R by the end of the first reporting period ended after December 15, 2003. The adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosure.

In December 2003, the SEC issued SAB No. 104, Revenue Recognition, which updates the guidance in SAB No. 101, integrates the related set of Frequently Asked Questions, and recognizes the role of EITF 00-21. The adoption of SAB No. 104 did not have a material effect on the Company’s consolidated financial statements.

In March 2004, the EITF, reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, or EITF 03-1. EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, or SFAS 115, and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, `The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’”, which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The adoption of EITF 03-1 is not expected to have a material impact on our results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” - An Amendment of APB Opinion No. 29. APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.

Effective in the first quarter of fiscal 2004, the Company adopted EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how consideration under the arrangement should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EITF No. 00-21 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Liquidity and Capital Resources

Sources and Uses of Funds

Historical. Historically, our sources of liquidity have been cash flow from operations and long-term borrowings. In the past, we maintained high levels of liquidity as a way to reduce debt-refinancing risks and provide flexibility during difficult market conditions caused by the volatility to which our business is subject. However, our limited financing alternatives were curtailed after December 2001 when the Argentine government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001, our ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine government’s imposition of transfer restrictions on payments of foreign financial obligations. Telecom Argentina does not expect to have access to bank credit or the financial markets either internationally or in Argentina unless its proposed APE is successfully completed.

In the second quarter of 2002, we announced the suspension of principal and interest payments on all of our financial debt obligations, including those of our subsidiaries in Argentina. As a result of these developments, as of December 31, 2004, Telecom Argentina has failed to make an aggregate of approximately US$2,184 million of scheduled principal payments on our financial indebtedness and has defaulted with respect to such financial indebtedness.

In 2004 our subsidiary, Telecom Personal, completed a debt restructuring pursuant to which it issued US$46 million aggregate principal amount of Series A loans and US$367 million aggregate principal amount of Series B loans (of which US$301.1 million were issued in the form of a syndicated loan agreement and US$65.3 million were issued in the form of bilateral agreements) and distributed cash payments to creditors of US$165 million.

The terms of the loans issued by Telecom Personal, and the terms of the notes to be issued by Telecom Argentina pursuant to the APE, contain a number of restrictive covenants that will, among other things, limit the ability of Telecom Argentina and its subsidiaries to transfer cash and/or other assets to each other. Such restrictions include:

•	a mandatory prepayment provision pursuant to which if there is any “excess cash”, then Telecom Argentina and Telecom Personal each will be required to use such excess cash for specified purposes, including certain mandatory prepayments of the indebtedness under the notes and loans, respectively;

•	restrictions on Telecom Argentina’s ability to make loans to or investments in Telecom Personal, and vice-versa

•	a requirement that Telecom Argentina shall reinvest in Telecom Personal any dividends it receives from Telecom Personal.

As a result, Telecom Personal’s cash flows from its operations will not be available for use by Telecom Argentina for so long as these restrictions remain in effect.

Telecom Personal’s subsidiary, Núcleo, completed a restructuring of its indebtedness in 2004. The amended terms of Núcleo’s syndicated loan agreement contain restrictions that are similar in nature to the terms of Telecom Personal’s loans. Telecom Personal also has agreed to reinvest in Núcleo any dividends it receives from Núcleo. As a result, we expect that Núcleo’s cash flows from its operations will not be available for use by Telecom Personal or Telecom Argentina. Telecom Personal expects that its principal source of liquidity will be cash flow from Telecom Personal’s operations (excluding the operations of Núcleo).

During year 2004 Telecom Argentina’s net cash flow from operating activities was approximately P$1,739 million, its net cash used in investing activities was approximately P$671 million and no cash flows were used in financial activities. During year 2003 Telecom Argentina’s net cash flow from operating activities was approximately P$1,515 million, its net cash used in investing activities was approximately P$176 million and its net cash flows used in financial activities were approximately P$611 million.

Excluding cash flows from Telecom Personal’s consolidated subsidiary, Núcleo, during year 2004, Telecom Personal’s net cash flow from operating activities was approximately P$352 million, its net cash used in investing activities was approximately P$178 million and its net cash flows used in financial activities were approximately P$486 million. Excluding cash flow from Telecom Personal’s consolidated subsidiary, Núcleo, during year 2003 Telecom Personal’s net cash flow from operating activities was approximately P$427 million, its net cash used in investing activities was approximately P$135 million and its net cash flows used in financial activities were approximately P$128 million.

Following the APE. Following consummation of Telecom Argentina’s proposed APE, the principal source of Telecom Argentina’s liquidity will be cash flows from Telecom Argentina’s operations (excluding the operations of Telecom Personal and its subsidiaries). As described above, due to Telecom Personal’s significant debt service obligations, restrictions imposed under the notes that Telecom Argentina proposes to issue pursuant to the APE (assuming the APE is completed as proposed) and the terms of Telecom Personal’s loan agreements entered into in connection pursuant to its restructuring, Telecom Personal’s cash flow is not available to Telecom Argentina. Telecom Argentina’s principal uses of cash are expected to be debt service requirements on the notes, including scheduled debt service and mandatory prepayments, and capital expenditures, to the extent permitted by the terms of the notes.

As discussed below under “-Liquidity”, due to the limitations on indebtedness and other restrictions contained in the loans and to be contained in the notes, we do not expect to able to incur any additional indebtedness in the near term. We also do not expect to be able to access the capital markets to a significant degree in the near term.

Debt Service

Historical. As of December 31, 2004, we had approximately the equivalent of P$9,418 million of outstanding financial indebtedness on a stand-alone basis which consisted of:

•	Approximately the equivalent of P$5,353 million aggregate principal amount of notes issued under Telecom Argentina’s medium term note programs, which we refer to in this “Liquidity and Capital Resources” section as the “medium term notes.” The medium term notes were issued in eight separate series and bear interest at rates ranging from 3.7058% (6 month EURIBOR plus 1.50% as of December 31, 2004) to 12%. The originally scheduled maturity dates of the medium term notes range from 2002 to 2008. See Note 8 to our Consolidated Financial Statements for additional information regarding each series of medium term notes.

•	Approximately the equivalent of P$2,645 million aggregate outstanding principal amount of debt, which we refer to in this “Liquidity and Capital Resources” discussion as the credit facility debt, owed to financial institutions relating to working capital loans, debt issuances and trade financings with originally scheduled maturities ranging from 2002 to 2016.

•	Approximately the equivalent of P$1,250 million aggregate accrued but unpaid interest on the medium term notes and credit facility debt and approximately the equivalent of P$170 million for penalty interest.

As a result of the default on principal and interest referred to above, Telecom Argentina’s creditors have the right to accelerate the maturity of its financial indebtedness and to demand payment of the full amounts payable under their respective obligations. All of Telecom Argentina’s financial indebtedness has been classified as current debt on the December 31, 2004 and 2003 balance sheets (excluding amounts relating to the debt of Telecom Personal and Núcleo, which, as of December 31, 2004, had been restructured as indicated in Note 8 to our Consolidated Financial Statements).

In addition to the financial indebtedness described above, in connection with Telecom Personal’s licenses to render PCS services, we have granted sureties on promissory notes issued by Telecom Personal to the order of the SC:

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

As of December 31, 2004, Telecom Personal’s stand-alone financial indebtedness comprised US$46 million aggregate principal amount of Series A loans and US$367 million aggregate principal amount of Series B loans (of which US$301 million were issued in the form of a syndicated loan agreement and US$66 million were issued in the form of bilateral agreements). The Series A loans mature in 2014, are denominated in dollars and bear interest at 5.53% from 2004 through October 15, 2008, and at 8.0% thereafter. The Series A loans amortize semi-annually with total scheduled principal maturities of 3.2% in 2005, 5.6% in 2006, 4.8% in 2007, 1.6% in 2008, 0.8% in 2009, and 16.8% in each year from 2010 to maturity in October 2014 (unless otherwise prepaid). The Series B loans mature in 2011, are issued in dollars and bear interest at 9.0% from 2004 to October 15, 2005, at 10.0% from October 16, 2005 through October 15, 2008 and at 11.0% thereafter. The Series B loans amortize semi-annually, with total scheduled principal maturities of 3.0% in 2006, 5.0% in 2007, 20.0% in 2008, 32.0% in 2009, 30.0% in 2010, and 10.0% in 2011 (unless otherwise prepaid). The covenants included in the Telecom Personal loans contain restrictions that are similar in nature to the terms of the notes that Telecom Argentina proposes to issue under its APE, including covenants that will, among other things, limit Telecom Personal’s ability and the ability of its restricted subsidiaries (including Núcleo) to make investments (including loans), to dispose of assets, to incur indebtedness; create or permit liens on property or assets unless the loans are equally and ratably secured; and/or make capital expenditures in excess of permitted capital expenditure amounts. On April 15, 2005 Telecom Personal prepaid the amortization payments due in October 2005 and April 2006.

As of December 31, 2004 Núcleo’s financial indebtedness totaled approximately US$40 million, net of intercompany elimination.

Following the APE. If the APE is implemented, the amount of Telecom Argentina’s restructured financial indebtedness and the scheduled interest payments and mandatory amortization obligations for its financial indebtedness outstanding after the restructuring will depend on the elections of participating holders and the decision of the reviewing court with respect to the treatment of the non-participating holders. Creditors who did not consent to the APE in connection with the solicitation will have a limited period within which they may elect the form of consideration they will receive. If they fail to make an election they will be allocated to Option A.

The Series A notes will mature in 2014 and bear interest at an initial interest rate of 5.53% (4.83% for euro-denominated, 1.93% for yen-denominated and 3.23% for peso-denominated Series A notes) from the issuance date through October 15, 2008 and at 8% for notes denominated in U.S. dollars (6.89% for euro-denominated, 3.69% for yen-denominated and 3.42% for peso-denominated Series A notes) from October 16, 2008 through October 15, 2014. The Series A notes amortize semi-annually in April and October of each year (unless otherwise prepaid), with total scheduled principal maturities of 3.2% in 2004, 5.6% in 2005, 4.8% in 2006, 1.6% in 2007, 0.8% in 2008, 14.28% in each year from 2009 to 2013 and 12.6% in 2014.

The Series B notes will be issued in U.S. dollars, mature in 2011 and bear interest at an initial rate of 9.0% from the issuance date through October 15, 2005, 10.0% from October 16, 2005 through October 15, 2008 and 11.0% from October 16, 2008 through October 15, 2011. The Series B notes amortize semi-annually in April and October of each year (unless otherwise prepaid), with total scheduled principal maturities of 4% in 2004, 10.0% in 2005, 12% in 2006, 14% in 2007 and 15% in each year from 2008 through maturity in 2011.

Based upon the elections of the consenting creditors made in connection with the APE solicitation, and assuming that all non-consenting creditors are allocated consideration pursuant to Option A, we expect that Telecom Argentina will have approximately US$1,872 million (or its equivalent in other currencies) of indebtedness on a stand-alone basis after giving effect to the APE. The U.S. Dollar equivalents were based on (1) the applicable exchange rate in force as of the reference date (August 4, 2004) and (2) the corresponding adjustment based on the CER Index. Based on the above assumptions, approximately 47% of this amount is expected to be in the form of series A notes and approximately 53% is expected to be in the form of series B notes. The final amount and composition of the indebtedness to be issued in the APE will be determined after the expiration of the 10-day period described above, within which non-consenting creditors may elect the form of consideration to be delivered to them. The final amount will also depend on the exchange rate with respect to the peso and other currencies as of the issuance date for the new notes. On the issuance date of the notes, Telecom Argentina will pay any amortization payments that were scheduled to occur prior to the issuance date.

The notes of each series include a mandatory prepayment provision pursuant to which if there is any “excess cash”, then Telecom Argentina will be required to use such excess cash for specified purposes, including certain mandatory prepayments of the notes.

The Indenture governing the notes will contain certain covenants relating to, among other things, limitations on the ability of Telecom and, in certain cases, its restricted subsidiaries (including Telecom Personal), to:

•	create or permit liens on property or assets unless the notes are equally and ratably secured;

•	incur indebtedness, except for certain permitted indebtedness;

•	sell assets;

•	enter into sale and leaseback transactions;

•	engage in transactions with shareholders and affiliates;

•	make capital expenditures in excess of specified permitted capital expenditure amounts;

•	make restricted payments (including loans and investments);

•	impose payment restrictions affecting restricted subsidiaries;

•	issue equity interests of Telecom Personal resulting in loss of control of Telecom Personal;

•	engage in other lines of business; or

•	engage in certain mergers.

The covenants will, among other things, limit Telecom Argentina’s ability to transfer cash and/or other assets to Telecom Personal and its subsidiaries. Accordingly, each of Telecom Argentina, Telecom Personal and Núcleo expects to satisfy its debt service commitments using cash flow from its stand-alone operations.

The notes provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such

Distribution Payment. The notes also will require Telecom Argentina to reinvest in Telecom Personal any dividends it receives from Telecom Personal.

The notes will also contain a cross-acceleration provision which will make either the occurrence of any acceleration, or the existence of a payment default, with respect to an aggregate principal amount of the equivalent of US$20 million of debt of either Telecom Argentina or its restricted subsidiaries an event of default under the notes.

Under the APE, Telecom Argentina has agreed to comply with most of the covenants under the new notes prior to the issuance date of the notes.

We currently expect that the successful completion of the proposed APE will result in a level of debt that we are capable of servicing with cash from operations. This belief is based on a number of assumptions about macroeconomic factors that will effect key components of our business, including, without limitation: assumptions regarding the exchange rate of Argentine pesos to U.S. dollars; lower rates of inflation for the term of our notes than those experienced in 2002; ultimate tariff adjustments for basic charges, measured service charges and other rates for our services relative to inflation and moderate growth in Argentine real gross domestic product. After completion of the APE, we expect that our cash flow in peso terms will increase annually at a slightly lower rate than our net revenues as a result of pressure on margins and increased capital expenditures. In developing Telecom Argentina’s restructuring proposal, we analyzed the amount of cash flow that we believed would be available to satisfy the debt service obligations under the notes. In estimating Telecom Argentina’s future cash flows that will be available for debt service, we considered the impact of expected growth in revenues, proportionately higher increase in operating costs and resulting decreased operating margins; capital expenditures that are expected to reach 15% of net sales on a stand-alone basis on average over the 2004-2011 period; the estimated amount of costs required for severance payments and taxes and expected growth in accounts receivable. Because our principal sources of cash are generated in pesos, our ability to service debt denominated in other currencies will depend on the fluctuations of exchange rates between the peso and other currencies (principally the U.S. dollar and the euro).

The macroeconomic assumptions described above involve factors that are not within our control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Actual results may differ materially from those assumptions described above as a result of various factors.

Liquidity

As discussed above, the terms of the debt instruments that Telecom Personal and Núcleo have entered into and that Telecom Argentina proposes to enter into in connection with their respective debt restructurings will restrict each company’s ability to transmit funds to other companies in the Telecom Group, including though payment of dividends or entering into inter-company loans. Accordingly, the liquidity position for each of Telecom Argentina, Telecom Personal and Núcleo will be significantly dependent on each individual company’s operating performance and debt service commitments.

The notes to be issued pursuant to the APE will limit Telecom Argentina’s ability and the ability of Telecom Argentina’s restricted subsidiaries (including Telecom Personal) to incur indebtedness, except for certain permitted indebtedness, unless the ratio of Telecom Argentina’s net indebtedness to EBITDA (as defined in the Indenture governing the notes), or “leverage ratio,” is 2.75 to 1 (or upon the occurrence of certain events, 2.25 to 1) or less. It is possible that Telecom Argentina may not satisfy a leverage ratio of 2.75 to 1 in the near future and therefore will not be able to incur any additional indebtedness, although this may change if rates and/or other factors affecting our business vary from our current expectations.

Telecom Personal’s loans will limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a specified ratio of net indebtedness to EBITDA (as defined in the loans), or “leverage ratio.” Telecom Personal currently expects that it will not satisfy a leverage ratio in the near future, and therefore does not expect to be able to incur any additional indebtedness in the near term.

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

Telecom’s ability to operate its business and meet its financial obligations will depend on the successful implementation of its APE. We expect that Telecom Argentina’s cash on hand and cash from operations will be sufficient to operate its business until the APE is completed and to meet the financial obligations related to completion of the APE, including payment of costs of the restructuring. In addition to these obligations and our operating cash requirements, we will also require cash to fund capital expenditures. We believe that Telecom Argentina has sufficient cash to meet its cash obligations related to the restructuring, operating cash requirements and cash requirements for capital expenditures until the expected completion date of the APE.

Based on the assumptions of the management of Telecom regarding its restructuring plan, and assuming that the APE is completed in substantially the form proposed, Telecom expects to be able to operate its business and to make principal and interest payments on the notes to be issued in the APE. Although we expect that our cash flow from operations will be sufficient to enable us to satisfy our debt service commitments and other cash requirements in the near to medium term, we have significant commitments for repayment of principal on our indebtedness in 2008-2009, and our ability to meet our obligations in this period will depend on our operating performance in future periods.

As of December 31, 2004, Telecom and its consolidated subsidiaries had approximately P$2,940 million in cash and cash equivalents, approximately P$251 million of government bonds and P$463 million of deposits with original maturities of more than three months. Of this amount, approximately P$2,853 million of cash and cash equivalents, approximately P$251 million of government bonds and P$463 million of deposits with original maturities of more than three months are held by Telecom Argentina on a stand-alone basis. Approximately P$12 million of the cash held by Telecom is restricted for use in connection with legal proceedings (including amounts related to the debt restructuring process) classified in “Other Receivables” on the Company’s balance sheet. A significant portion of Telecom Argentina’s cash on hand as of the date of this report is expected to be used to fulfill Telecom Argentina’s obligations under its APE and the notes to be issued thereunder, as well as to pay expenses relating the APE.

Capital Expenditures

We estimate that our capital expenditures for the 2005 fiscal year will be approximately P$630 million, primarily to improve fixed-line service quality, invest in the expansion of ADSL service coverage and capacity and to invest in technological upgrades to expand its GSM network. Telecom Argentina’s notes will limit its and Telecom Personal’s ability to make capital expenditures. See “Risk Factors—We operate in a competitive environment which may result in a reduction in our market share in the future.” We expect that for so long as the notes and loans restrict the amount of our capital expenditures we will invest the maximum amount permitted under the terms of the notes and loans. In order to remain competitive, we expect that we will need to invest larger amounts in capital expenditures in the longer term. We expect to finance our capital expenditures through cash generated through operations and therefore our ability to fund these expenditures is dependent on, among other things, our ability to generate sufficient funds internally. The freezing of rates also impacts our ability to generate sufficient funds for capital expenditures because the cost of imported materials has increased in peso terms. Please see “Item 4 – Information on the Company—Capital Expenditures.”

Related Party Transactions

We have entered into certain transactions with our direct shareholder Nortel and our indirect shareholder Telecom Italia under the Management Agreement and in the ordinary course of business. For a description of these transactions see “Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

The rate of turnover tax depends on the jurisdiction in which the revenue is generated and ranges from 2% to 6%.

In compliance with CNT General Resolution No. 2345 which was issued in November 1994, or “Resolution 2345,” on November 28, 1994, as a result of the reduction in turnover taxes for the period from January 1991 through December 1994, we deposited P$2.8 million in a special account for reimbursement of certain turnover taxes previously paid by federal district customers. General Resolution No. 2345 also established that the CNT should determine the method for reimbursing such clients.

In March 1996, the CNT issued General Resolution No. 86/96, or “Resolution No. 86/96,” which provided the method for reimbursing clients and established that the total amount to be reimbursed was P$5.6 million in principal and P$12 million in interest. Resolution No. 86/96 required us to reimburse an additional P$2.8 million of principal and pay interest on this principal amount for the fourteen month period between the issuance of Resolution 2345 and Resolution 86/96.

Income Tax

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 30% for Núcleo. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our consolidated financial statements under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine taxable income from our income statements. For instance, some deductions from income normally accepted for accounting purposes must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP.

The dividends paid which exceed the difference between Argentine GAAP net income and taxable income computed as provided in the tax regulations are subject to income tax at a rate of 35%. This withholding tax is known as the “equalization tax.”

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso may only be deducted at a rate of 20% per fiscal year.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of our outstanding loans, we are required to reimburse our foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. Previously, the withholding rate was 35% (53.8462% with gross up) if the lender did not meet the aforementioned requirements. However, Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, amended the requirement that a lender must be located in a jurisdiction that has adopted the Banking Supervision Standards of the Basle Committee. Under Law No. 25,784, the 15.05% withholding rate currently also applies to lenders who are banks or financial entities located in jurisdictions that are neither void nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Further, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. Interest payments on obligaciones negociables that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

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

Tax on Minimum Presumed Income

We are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a ten year period. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for years 2002, 2003 and 2004.

Tax on Company Indebtedness

Argentine Law No. 25,063, which was repealed as of July 1, 2002, imposed a tax on an entity’s indebtedness. The tax applied to interest and financial costs of the following obligations which are deductible for income tax purposes:

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

The tax rate was originally 15% on interest and fees in the case of commercial paper issued under Argentine Law No. 23,576 and loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526. Subsequently, the tax rate was reduced as follows:

Date of Reduction	Tax Rate
January 1, 2001	10%
July 1, 2001	8%

Date of Reduction	Tax Rate
October 1, 2001	6%
January 1, 2002	4%
April 1, 2002	2%

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

During year 2004 and 2003, we did not charge any tax on company indebtedness. During year 2002, we charged P$4 million to income as a result of the tax on our indebtedness.

Value Added Tax (VAT)

VAT does not have a direct impact on our results of operations. VAT paid by us to our suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

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

During year 2004, we charged to income P$34 million as a result of this tax. During year 2003, we charged to income P$36 million as a result of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized us to increase the basic telephony services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 will be included in the tariff renegotiation process.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be utilized as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law 25,585, which was passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, and applies as of December 31, 2002, imposes a tax on shares of stock corporations, such as the ADSs and the Class A, B and C Shares, or equity interests in companies regulated by the Argentine Companies Law if the equity interests are owned by individual holders and/or undivided estates of the equity interests (regardless of whether domiciled within Argentina or in a foreign country). This tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock corporations, such as our ADSs and the Class A, B and C Shares, and/or equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

We are required to pay this tax on behalf of the holders of our ADSs, Class A, B and C shares. We have the right to obtain the refund of the amounts paid, even if this requires holding and/or foreclosing the property on which the tax is due, but to date no effective procedures have been developed to collect from our shareholders the amount of this tax paid on their behalf. Therefore, as a practical matter, until such a mechanism is developed, the payment of this tax will constitute an additional expense for us.

The tax rate applied is 0.50%. This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual consolidated balance sheet.

On January 22, 2004, we requested from our holders as of December 31, 2002 of Class B shares and ADSs the reimbursement of the Tax on Personal Property from those holders who were eligible for reimbursements of P$100 or more. As of December 31, 2004, holders of Class B shares reimbursed us for approximately P$9,455 and holders of ADSs had reimbursed us for approximately US$922. We expect that a substantial part of the remaining tax amount that is not reimbursed will result in an additional expense for us.

Other Taxes and Levies

We are subject to a levy of 0.5% of our monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in our consolidated income statement within “other operating and maintenance expenses.”

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

Contractual Obligations

Commercial Debt and other Obligations

As of December 31, 2004 and December 31, 2003, we had commercial obligations on a stand-alone basis (which include account payables, intercompany and related party accounts payable, obligations to pay taxes, salaries and social security payments (including obligations to any federal, provincial or municipal tax or social security authorities), reserves and other liabilities) of the equivalent of P$724 million and P$622 million, respectively. We plan to meet our commercial obligations out of our cash flow in pesos. Telecom’s ability to meet these obligations will depend on the generation of sufficient cash flow and, in the case of commercial obligations denominated in currencies other than pesos, our ability to transfer funds outside of Argentina, a stable exchange rate between the applicable currency and the peso and the availability of foreign exchange.

Telecom’s consolidated liabilities and purchase commitments as of December 31, 2004 were as follows:

	Past Due		2005	2006	2007	2008	2009	After 2009	Total
	(in millions of Argentine pesos)
Loans	$9,418	(1)	$16	$53	$78	$296	$350	$442	$10,653
Accounts payable	—		548	1	1	1	1	3	555
Salaries and social security payable	—		79	13	6	5	3	6	112
Taxes payable	—		114	1	4	—	—	—	119
Other Liabilities	—		22	3	5	5	5	53	93

Total	$9,418		$779	$71	$94	$307	$359	$504	$11,532	(2)

(1)	Includes P$2,913 million debt that is subject to acceleration at the option of the holders.

(2)	In addition, as of December 31, 2004, we had reserves for contingencies of P$244 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of Telecom Argentina is vested in the Board of Directors. Our bylaws provide for a Board of Directors consisting of no fewer than three and no more than nine directors and up to the same or a lower number of alternate directors. Telecom Argentina currently has six directors and six alternate directors. Three of our directors and two alternates are independent. According to our bylaws the Board of Directors has all of the required authority to administer the corporation, including those for which the law requires special powers. The Board operates with a quorum of the absolute majority of its members and resolves issues by simple majority of votes present. Since the statutory reform approved by the shareholders’ meeting of February 18, 2004, the Chairman has a double vote in the case of a tie. In order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, Nortel, Sofora, the Telecom Italia Group or the W de Argentina—Inversiones. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve renewable one fiscal year terms.

Because a majority of shares are owned by Nortel, Nortel as a practical matter may have the ability to elect the majority of directors and alternate directors. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

The directors and alternate directors of Telecom Argentina as of the date of this annual report (and as ratified by the annual shareholders meeting and meeting of the Board of Directors held on April 27, 2005) are as follows:

Name	Position	Date Director became a Member of the Board*
Amadeo Ramón Vázquez	Chairman of the Board of Directors	November 18, 2002
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Oscar Carlos Cristianci	Director	December 19, 2003
Alberto Yamandú Messano	Director	November 18, 2002
Raúl Antonio Miranda	Director	December 19, 2003
Julio Pedro Naveyra	Director	April 29, 2004
Marco Emilio Patuano	Alternate Director	April 27, 2005
Rubén Osvaldo Mosi	Alternate Director	April 27, 2005
Adrián Werthein	Alternate Director	December 19, 2003
Osvaldo Canova	Alternate Director	December 19, 2003
Franco Alfredo Livini	Alternate Director	January 30, 2002
Luis María Gómez Iza	Alternate Director	April 29, 2004

*	Term of position expires or may be extended at the next annual shareholders’ meeting.

Directors are appointed for a term of one year, but they can be reappointed for any number of terms by the shareholders.

Amadeo Ramón Vázquez is a graduate in law and political science. He has been an independent director of Telecom since 2002. He is also Director of Telecom Argentina USA Inc. Formerly he was an independent director of several financial institutions and companies. He is also a director and President of the Audit Committee of Tenaris S.A. (Luxembourg) and Director and member of the Audit Committee of Gas Natural Ban S.A. He was born on January 25, 1942.

Gerardo Werthein is a veterinarian. He is also Director of Sofora and Telecom Personal S.A. He is president of Caja de Seguros S.A., Caja de Seguros de Retiro S.A., Instituto de Seguro de Misiones S.A. and of Le Mer S.A. He is vice president of Caja Aseguradora de Riesgos de Trabajo ART S.A. and director of Gregorio, Numo y Noel Werthein S.A., W S.A., Haras El Capricho S.A. and Caja de Ahorro y Seguro S.A. He is a member of the administrative counsel of W de Argentina Inversiones S.L. He is a distant cousin of Adrián Werthein. He is affiliated with the Werthein Group. He was born on December 3, 1955.

Oscar Carlos Cristianci is an accountant. He is also President of Sofora and Director of Nortel Inversora S.A., Telecom Personal S.A. and Publicom S.A. He was born on September 27, 1942.

Alberto Yamandú Messano is an economist. He is also President of Nortel Inversora S.A., Telecom Personal, Publicom S.A., Micro Sistemas S.A. and a Director of Sofora. He was born on September 30, 1950.

Raúl Antonio Miranda is an accountant, licensed in business administration and has a masters degree in finance. He is an independent director. He is also president of Capital Assets Managers S.A. and of Fondo de Inversión Forestal S.A.. He was born on July 25, 1950.

Julío Pedro Naveyra is an accountant. He is an independent director. He is also Director of Telecom Personal S.A. and Publicom S.A. He is alternate director of Autopista del Oeste S.A. He is member of the Comisión Fiscalizadora de La Nación S.A. de Supermercados Makro y de Transener S.A. and member of the Audit Committee of Gas Natural Ban S.A. He was born on March 24, 1942.

Marco Emilio Patuano is general manager of Telecom Italia América Latina S.A He is also an alternate director of Telecom Personal, Publicom and Micro Sistemas SA. He was born on June 6, 1964.

Rubén Osvaldo Mosi is an accountant. He is an independent alternate director. He was born on February 5, 1949.

Adrian Werthein is an accountant. He is Director of Sofora, vice president of Telecom Personal and member of the Consejo de Administración de W de Argentina Inversiones S. L. He is presidente of Caja de Ahorro y Seguros S.A. He is vice president of Caja de Seguros S.A. and Director of Caja Seguros de Retiro S.A., Instituto del Seguro de Misiones S.A., Las Mandas Agropecuaria S.A., Haras El Roblecito S.A. and INEBA S.A. He is a relative distant cousin of Gerardo Werthein. He was born on January 18, 1952.

Osvaldo Canova is an accountant. He is an independent alternate director. He is a member of the Supervisory Committee of Arcor SA, Inaral SA, Cartocor SA, Bagley de Argentina SA and Unilever Argentina SA. He is a member of the Boards of Fundación Fleni and Fundación Pent. He was born on December 8, 1934.

Franco Alfredo Livini is an engineer. He is also President of Pirelli Argentina S.A. He is president of Pirelli Argentina de Mandatos S.A., Pirelli Energía, Cables y Sistemas de Argentina SA and Pirelli Neumáticos SAIC. He is also Director of Sofora, Telecom Personal, and Publicom. He is an alternate director of Nortel. He was born on December 10, 1928.

Luis María Gómez Iza is a lawyer. He is a member of the treasury committees of Pirelli Energía Cables y Sistemas de Argentina S.A., Pirelli Neumáticos S.A.I.C., Pirelli Consultora Conductores e Instalaciones S.A., Olivetti Argentina S.A. (currently in liquidation) and Tel 3 S.A. He is an alternate director of Sofora and of Pirelli

Argentina de Mandatos S.A. He is an alternate member of the Supervisory Committee in bankruptcy for Teco Soft Argentina S.A. He was born on September 16, 1938.

Senior Management

Our senior management members are the following:

Name	Position	Date of Designation
Carlos Felices	Chief Executive Officer	August 2002
Edmundo S. Poggio	Director of Fixed-Line Telephony*	January 2005
Guglielmo Noya	General Director of Telecom Personal	April 2005
Guillermo Gully	Director of Human Resources, Information Services	July 2003
Luis Perazo	Director of Communications and External Affairs*	November 2002
Juan José Schaer	Director of Human Resources, Services*	November 2002
Valerio Cavallo	Controller and Chief Financial Officer*	November 2002
José María Peña Fernández	Director of Purchasing Department*	October 2003
Gonzalo Martínez	Director of Regulatory Matters*	January 2005
María Delia Carrera	Director of General Secretary*	November 2002
Héctor Caram	Director of Internal Audit*	September 2003
Jorge Ferrarotti	Director of Institutional Relationships*	September 2004
Carlos Zubiaur	Director of Legal Matters	June 2005
Ricardo Luttini	Director of Special Evaluations	June 2005
Marcelo de Carli	Director of Mass Commercial Services*	March 2003
Juan Carlos Onni	Director of Technology*	January 2005
Guillermo Desimoni	Director of Information Technology*	February 2005

*	The designation of Director does not imply that the members are members of the Board of Directors of Telecom, which is composed of the persons stated in the “Directors, Senior Management and Employees- The Board of Directors” above.

Carlos Felices is a business administrator. He began working for Telecom in 2002. He was formerly manager of finance and treasurer of YPF S.A. He was formerly executive director of financial operations for Latin America in the United States at Pfizer International Inc. and formerly executive director of finance at Pfizer Brazil/Argentina. He was born on April 18, 1945.

Edmundo S. Poggio is a telecommunications engineer. He began working for Telecom in June 1991 and is currently Director of Fixed Line Telephony. He was a manager for the Large Customer Accounts unit until July of 1993, manager in the marketing department until November of 1994, Director of Regulatory Framework until November 1998 and Director of Commercial Strategy and Corporate Solutions until December 2004. Previously, he worked in the commercial unit of SADE and in the General Manager’s Office of Micro Sistemas SA. He is also a director of Nahuelsat S.A. He was born on February 6, 1949.

Guglielmo Noya is a mechanical engineer and holds an MBA from the Instituto Superiore Direzione Adiziendale. He joined Telecom in April 2005. Before that, from 2002 to 2005, he served as General Manager of Entel PCS, a Chilean mobile telephone company. From 1997 to 2002, he was Area Manager for Brazil and Director of Business Development in the Americas for italiana TIM, an Italian mobile telephone company. He was born in Rome on April 27, 1962.

Guillermo Gully is an engineer. He began working for Telecom in 2003 and is currently Director of Human Resources, Information Services. Formerly, he was Director of Human Resources of Telecom Italia Latam. He was born on October 27, 1944.

Luis Perazo is an engineer. He began working for Telecom in May 1992 and is currently director of Communications and External Affairs. He was a manager of Strategic Planning until January of 1997, and Director of External Affairs until March of 1999. He was formerly manager of Strategic Marketing of Siemens. He was born on December 28, 1947.

Juan José Schaer is a lawyer. He began working for Telecom in 1991 in various human resources positions. He is currently Director of Human Resources, Services. He was born on October 11, 1954.

Valerio Cavallo is an economist. He began working for Telecom in May 2001. He was formerly Director of Budget and Reporting at Telecom Italia. He is currently Controller and CFO. He was born on April 21, 1960.

José María Peña Fernández is an engineer. He began working for Telecom on October 15, 2003. He was formerly general manager of Tel3. He is currently Director of Purchasing Department. He was born on October 18, 1951.

Gonzalo Martínez is a telecommunications engineer. When he joined Telecom in 1991, he was initially in charge of several groups in the Commercial Department and went on to coordinate various activities in the Marketing Department. He then served as Manager of Regulatory Control and ultimately assumed the role of Director of Regulatory Matters. Prior to joining Telecom, he worked in the communications and informatics department of Grupo SADE – Pérez Companc. He was born on February 12, 1954.

María Delia Carrera is a lawyer. She began working for Telecom in 1992 and is currently Director of General Secretary. Formerly, she was the manager of legal affairs of Compañía Argentina de Teléfonos S.A. She was born on August 27, 1948.

Héctor Caram is an accountant. He began working for Telecom in 2003 and is currently Director of Internal Audit. Formerly, he was Senior Manager of Pistrelli, Henry Martin y Asociados SRL, (a member firm of Ernst & Young Global). He was born on July 9, 1965.

Jorge Ferraroti is a lawyer. He joined Telecom in June 1991. He served in the legal department for more than six years, after which he was in charge of External and Institutional Relations for Telecom. He subsequently served as Director of Legal and Regulatory Affairs for Telecom Personal, a position he held until September 2004. He is currently Director of Institutional Relationships. He was born on July 30, 1949.

Carlos Zubiaur is a lawyer. He joined Telecom in June 2005 and is currently the Director of Legal Matters. Prior to that time, he was a partner at Estudio O’Farrell and head of the general secretariat at Telefónica de Argentina S.A. He was born on December 26, 1964.

Ricardo Luttini is an accountant. He joined Telecom in June 2005. He had previously served as Manager of Business Controls and Auditing for La Caja de Ahorro y Seguro SA, General Manager of Banco Caja de Ahorro SA, and General Accountant and Audit Manager at Banco Mercantil Argentino. He was born on September 27, 1961.

Juan Carlos Onni is an economist. He began working for Telecom in September 1991 and is currently Director of Technology. He was Director of the Northeast Region for Telecom until December 1992, Director of Operations—Buenos Aires Unit until October of 1995, and Director for Large Customer Accounts until November of 1998. Previously, he worked for Video Visión. He was born on June 17, 1945.

Marcelo de Carli is a business administrator. He began working for Telecom in November 1993. He worked as general Director of Telecom Personal from 1994 to March 2003. He is currently Director of Mass Commercial Services. Formerly, he worked at IBM Argentina. He was born on April 26, 1957.

Guillermo Desimoni holds a bachelor’s degree in Systems, a master’s degree in management and has completed postgraduate studies in finance. He joined Telecom in February 2005. He was formerly a manager of operations and administration at Banco Galicia, and prior to that, a vice president at COELSA. He previously worked at Argencard, where he held the office of Manager of Technology and Systems and at Posnet, where he was General Manager. He also served as Senior Manager in Consulting at Accenture. He was born on August 20, 1960.

See “Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for a description of certain agreements relating to the selection of the senior executives.

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

The members and alternate members of the Supervisory Committee as the date of this annual report are:

Name	Position and Date of Designation	Profession
Enrique Garrido	Chairman of the Supervisory Committee—April 27, 2005	Lawyer
Silvia Graciela Poratelli	Member of the Supervisory Committee— April 27, 2005	Lawyer
Gerardo Prieto	Member of the Supervisory Committee— April 27, 2005	Accountant
Jacqueline Berzón	Alternate Member of the Supervisory Committee— April 27, 2005
Mariano Federici	Alternate Member of the Supervisory Committee— April 27, 2005	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee— April 27, 2005	Accountant

Enrique Garrido has been a member of our Supervisory Committee since 1990. On April 27, 2005, he was reappointed as Chairman of the Supervisory Committee. He is also President of Eurofides S.A., Vice President of Juncal Compañía de Seguros S.A., Juncal Compañía de Seguros de Vida S.A., Juncal Compañía de Seguros de Autos y Patrimoniales S.A., Banca Nazionale del Lavoro S.A., La Estrella S.A. Compañía de Seguros de Retiro, BNL Inversiones S.A. and Fidia S.A.. He is also a Member of the Supervisory Committees of Aeropuertos Argentina 2000 S.A., Telecom Personal S.A., Micro Sistemas S.A., Nortel Inversora S.A., Publicom S.A. and Sofora Telecomunicaciones S.A. and a member of the Supervisory Committee of Aeropuertos Argentina 2000. He was born on June 7, 1937.

Silvia Graciela Poratelli was designated as a member of the Supervisory Committee on April 27, 2005. She is also a member of the Supervisory Committees of Publicom S.A., Micro Sistemas S.A. and Telecom Personal S.A. and Sofora. She was born on January 4, 1972.

Gerardo Prieto has been a member of our Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Publicom S.A., Micro Sistemas S.A. and Telecom Personal S.A. and Sofora. He is

President of Campofin S.A. and Polifin S.A. He is also Director of Caja de Seguros S.A, Instituto de Seguros de Misiones S.A. y de Activos Turísticos S.A. and is member of the Comisión Fiscalizadora del Instituto de Neurociencias de Buenos Aires S.A. Dr. Prieto is a Public Accountant and is not included in the requirements of Technical Resolution No. 15 (“Resolución Técnica No. 15”) of the Federación de Consejos Profesionales de Ciencias Económicas regarding accountant independence, nor is he subject to any of the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on March 3, 1951.

Jacqueline Berzón is a lawyer and was designated as an alternate member of the Supervisory Committee on April 27, 2005. She is also a member of the Supervisory Committees of Publicom S.A., Micro Sistemas S.A., Telecom Personal S.A. and Sofora. She was born on October 9, 1975.

Mariano Federici was designated as an alternate member of the Supervisory Committee on April 27, 2005. He is also a member of the Supervisory Committees of Publicom S.A., Micro Sistemas S.A., Telecom Personal S.A. and Sofora. He was born on October 14, 1973.

Guillermo Feldberg has been a alternate member of our supervisory sommittee since 2004. He is also an alternate trustee of Telecom Personal, Publicom, Micro Sistemas SA, Nortel and Sofora Telecommunicaciones S.A. He is President of Pintarko S.A., Agropecuaria La Victoria S.A., Seed Capital Educación S.A. and Dav Satelital S.A. He is Vice President of Doble “G” del Litoral S.A., and Ineba S.A. He is an alternate director of Caroline Establecimientos Agropecuarios S.A., Campofin S.A. and Polifin S.A. Dr. Feldberg is a Public Accountant and is not included in the requirements of Technical Resolution No. 15 (“Resolución Técnica No. 15”) of the Federación de Consejos Profesionales de Ciencias Económicas with respect to accountant independence, nor is he subject to the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on February 20, 1951.

Compensation

The aggregate remuneration paid or accrued by Telecom Argentina to the members and alternate members of the Board of Directors, the members of the Supervisory Committee and the executive officers of Telecom Argentina as a group was approximately P$10.3 million during the year ended December 31, 2004. During the year ended December 31, 2004, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

The members of the Board of Directors of Telecom Argentina received for services rendered as directors a total of P$1.7 million during the year ended December 31, 2004. The members of the Supervisory Committee of Telecom Argentina received a total of P$0.2 million during the year ended December 31, 2004. Compensation for the executive officers of Telecom Argentina amounted to approximately P$8.4 million during the year ended December 31, 2004 (including payments owed to the Operators for services provided by highly qualified personnel pursuant to the Management Agreement).

The Company’s managers receive fixed and variable compensation. A manager’s fixed compensation reflects the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals.

Telecom Argentina and our Chief Executive Officer, Mr. Carlos Felices, or the CEO, executed an agreement in 2002 by means of which Telecom Argentina has agreed to pay to the CEO, or his heirs, a fixed amount subject to the occurrence of any of the following events:

•	Telecom Argentina terminates the employment agreement without justified grounds under Argentine labor law;

•	the CEO terminates the employment agreement on the grounds that Telecom Argentina has, without the CEO’s consent, modified his position, duties or tasks as established in the employment agreement,

or in general, any unilateral decision of Telecom Argentina modifying any of the material terms of the employment agreement impairing the CEO’s rights; or

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

In April 2001, Telecom amended its bylaws pursuant to which an executive committee of the Board of Directors was created. According to the terms of the amended bylaws, this committee (whose appointment is at the option of the Board of Directors) would consist of three or four members of the Board of Directors and would have powers to manage and administer the business of Telecom. In April 2002, our shareholders resolved that the executive committee will consist of three members and amended the bylaws accordingly. The Board of Directors decided not to implement this executive committee during fiscal years 2003, 2004 and 2005.

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

At our ordinary and extraordinary shareholders’ meeting held on December 18, 1995, the shareholders granted the Board of Directors the ability to procure officers’ and directors’ insurance with respect to claims brought against the officers and/or directors relating to the performance of their duties. Telecom has provided this insurance to our officers and directors since that time. At present, the total amount covered by this insurance is US$50,000,000.

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

At its meeting of April 27, 2005, the Board of Directors designated Raúl Antonio Miranda, Julio Pedro Naveyra and Amadeo Ramón Vázquez as members of the Audit Committee for the 2005 fiscal year. All three qualify as independent directors. The Board furthermore determined that Mr. Naveyra qualifies as an audit committee financial expert under SEC guidelines.

According to the “Normativa de Implementación del Comité de Auditoria”, in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position, until the following annual shareholders meeting.

Pursuant to the Argentine government’s Decree No. 677/01, the Audit Committee may seek the advice of lawyers and other outside professionals at the Company’s expense, so long as the shareholders have approved expenditures for the services of such professionals. The shareholders set a budget of $500,000 for such expenditures in fiscal year 2004 and $600,000 in fiscal year 2005.

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

Until May 2004, Telecom had a Compensation Committee, which had its first meeting in August 2002. The Compensation Committee comprised three members of the Board of Directors and the Director of Human Resources Services, who served as secretary of the committee. The functions of the Compensation Committee have been assumed by the Management Council (as described below).

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

Our Management Council has assumed all of the functions of the Purchasing Committee and Compensation Committee, each of which have been dissolved.

We have also established a the Disclosure Committee, which is responsible for monitoring the gathering, processing and submission to the CEO and CFO of consolidated financial and non-financial information relating that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•	assisting the CEO and CFO in evaluating the effectiveness of our internal controls and disclosure procedures prior to the filing of annual reports both in Argentina and the US;

•	suggesting any improvements in internal controls and/or disclosure procedures as a result of this evaluation;

•	verifying that our processes for information collection, processing and control are in compliance with our internal controls and disclosure procedures such that the accuracy of our disclosures can be verified; and

•	providing assistance in determining what information may be considered material to us.

There is no family relationship between any director, alternate director, member of the Supervisory Committee or executive officer and any other director, alternate director, member of the Supervisory Committee or executive officer except for Gerardo Werthein and Adrián Werthein, who are distant cousins.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, the Chairman of the Board of Directors, entered into an agreement under which Nortel agreed to appoint Mr. Vázquez as a director for three years. Mr. Vázquez agreed to perform his duties as a director in compliance with Argentine law. On March 10, 2003 the agreement was amended to take into consideration Mr. Vázquez’s proactive involvement in our current affairs.

Employees and Labor Relations

Our total number of employees was 14,050 as of December 31, 2004, of which approximately 49.3% belonged to one of four unions, primarily to the Argentine Federation of Telephone Workers and Employees, known by its Spanish acronym “FOEECITRA.” All management and senior positions are held by non-union employees. Less than 1% of our employees are employed on a temporary basis.

In September 2003, we agreed to wage adjustments for our unionized employees. The September 2003 agreement provided that the wages covered by the agreement would not be subject to further negotiation for a one-year period. Upon the expiration of the September 2003 agreement, our unionized employees demanded higher salaries, professional reorganization and increased union representation in our workforce (for example, among our cellular telelphony employees and employees of our contractors). We experienced significant pressure from labor organizations, including work stoppages and strikes. In December 2004, we reached new one-year agreements with the various unions that represent workers in the fixed-line telephony industry. These agreements, which became effective in January 2005, provide for higher wages for most of our unionized employees and, together with the payments that the government has ordered in several recent decrees, bring wages in line with the increases in the cost of living that Argentina has experienced since the collapse of the convertibility regime. These collective bargaining agreements will be in force for twelve months.

In light of the return of inflationary conditions at the start of 2005, the Argentine government promised not to order salary increases by decree. Instead, such increases are to be agreed among businesses and labor groups in a framework of ongoing negotiations, bearing in mind the growth of the relevant business sector and of the economy in general, as well as any improvements in productivity indicators. To maintain our present wage levels, we do not expect to increase salaries for our contracted personnel until 2006. However, pursuant to the Argentine government’s Decree No. 1347/03, since January 2004, we have credited each of our unionized employees with a monthly non-remunerative allotment of $50. Going forward, pursuant to Decree No. 2005/04, which went into effect on January 1, 2005, we will also make a monthly extraordinary payment of $100 for each non-unionized employee of the Telecom Group (our unionized employees will not receive these allotments because the collective bargaining agreements that we recently executed preempt all government-ordered payments less than $110 per month). Decree 2005/04 also provides that, as of April 2005, the monthly payment stipulated by Decree No. 1347/03 is to be increased to a remunerative allotment of $60. In addition to these government-required payments, our non-union employees receive food stipends and lunch subsidies to bolster the purchasing power of their salaries.

During 2004, we hired temporary employees, principally in our wireless telecommunication services business segment, to cover the increased demands on our customer service operation occasioned by the large increase in our cellular business.

With respect to the Public Emergency Law, the Argentine government has extended its requirement that employees dismissed without proper cause are to receive a severance payment. As of January 1, 2005, employees dismissed without proper cause are to receive a payment equal to 80% of their monthly salary, in addition to any payments to which they may be entitled under indemnificatory programs or in connection with their labor contracts.

Regardless of union membership, all of our employees may request emergency loans from us. Such loans are provided to mitigate the impacts of, among other things, medical emergencies, deaths and housing emergencies. Employees may request up to eight times their monthly salary in such loans, which are repayable in monthly installments of not less than 15% of the employee’s monthly salary.

Employees by Business Activity

The table below shows the number of our employees as of December 31, 2004, 2003 and 2002 by business segment:

	December 31, 2002	December 31, 2003	December 31, 2004
Basic telephony	11,152	11,467	11,289
Cellular telephony	1,991	2,063	2,256	(1)
Data transmission and Internet	207	311	347
Directory publishing	107	102	158

(1)	Approximately 274 of these employees are employed in Paraguay by Núcleo.

Finally, to minimize future labor-related compliance costs associated with laws including Article 30 of the Work Contract Law (which sets forth many of our obligations with respect to social security and work regulations generally), we created a special office in our Human Resources department to better manage our relations with unions and each unionized employee.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

No member of the Board of Directors holds obligations or capital stock of Telecom.

Luis Perazo holds 520 Class B Shares of Telecom. María Delia Carrera holds 231 Class B shares of Telecom. Jorge Ferrarotti holds 5,500 Class B shares of Telecom. No other officer of Telecom holds obligations or capital stock of Telecom.

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

Former employees of Telecom successfully obtained an injunction prohibiting trading or selling of Class C shares held by the Guaranty and Repurchase Fund. Additionally, a judicial controller was appointed to replace the executive committee and the delegates of the Class C shareholders, as administrator of the SOP.

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

Major Shareholders

Our principal shareholder is Nortel Inversora S.A., or Nortel. As of December 31, 2004 Nortel owned approximately 54.74% of our capital stock, including all of our Class A common shares and 8.5% of our Class B common shares. As of December 31, 2004, Nortel’s common stock was owned by an Argentine company named Sofora Telecomunicaciones S.A. (“Sofora”), which was organized in September 2003 and is held 50% by the Telecom Italia Group, 48% by W de Argentina—Inversiones S.L., a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group, and 2% by France Telecom Group (as defined below).

Nortel was incorporated in Buenos Aires, Argentina on October 19, 1990 and registered with the Buenos Aires Public Registry of Commerce on October 31, 1990 under No. 8025, book 108, Volume “A” of Corporations. Nortel is a holding company that was formed in 1990 by a consortium including Telecom Italia S.p.A., or Telecom Italia (we refer to Telecom Italia and its consolidated subsidiaries as the “Telecom Italia Group”) and France Cables et Radio S.A., or FCR, in connection with the privatization of ENTEL and formation of Telecom.

On September 9, 2003, Nortel was informed that FCR had entered into an agreement with the Argentine Werthein Group, under which FCR and its affiliate, Atlas Services Belgium S.A., both members of the France Telecom Group (we refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group”) agreed, subject to regulatory approvals, to sell substantially all of its shares in the newly incorporating controlling company of Nortel to W de Argentina – Inversiones. In connection with the agreement, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to Sofora.

On December 10, 2003, the SC approved the transaction and authorized the Telecom Italia Group to continue as exclusive Operator of Telecom. On December 16, 2003, the Argentine Commission for the Defense of Competition approved the France Telecom Group’s transfer of shares. Once the authorizations were granted, on December 19, 2003 the France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina—Inversiones, for a total of US$125 million, along with an option (exercisable from January 31, 2008 through December 31, 2013), for the remaining 2% of the France Telecom Group’s shares, which represent a 2% interest in Sofora. We have been informed that the Telecom Italia Group has also acquired an option on W de Argentina—Inversiones’ entire interest in Sofora for US$60 million in the form of two call options, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. We have been informed that in connection with these transactions, a shareholders’ agreement between Telecom Italia Group and W de Argentina—Inversiones for the joint management of Sofora, Nortel, Telecom and its affiliates was executed.

W de Argentina—Inversiones, S.L., a company of the Werthein Group, is a company owned by Leo Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance activities and real estate activities.

•	Farming Operations. The Werthein Group’s farming businesses are conducted through Gregorio, Numo y Noel Werthein S.A., or GNNW, which produces 40,000 tons of grains and 5,000 tons of bovine meat annually, employing an area of more than 100,000 hectares. GNNW also processes 40,000 tons of fruits through industrial production. The majority of this farming production is allocated to exports.

•	Insurance Activities. The Werthein Group controls Los W S.A., which has an interest in Caja de Ahorro y Seguro S.A., or CAYSSA, a leading insurance company in Argentina. CAYSSA controls, directly or indirectly, several subsidiaries that offer general, personal, life, accident, work risk insurance products and retirement insurance and life insurance products that complement retirement insurance. CAYSSA also has shareholdings in companies that provide marketing services and travelers assistance services.

•	Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real-estate related activities through its interests in other companies.

A description of the Telecom Italia Group is provided under “Information on Telecom—Management Agreement – Description of the Operator.”

Sofora

The ownership of Sofora’s stock as of the date of this annual report is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)	Includes 17.50% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia S.p.A. The Telecom Italia Group has an option to acquire the Werthein Group’s entire interest in Sofora (exercisable from December 31, 2008 through December 31, 2013) for US$60 million.

(2)	The Werthein Group has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora.

(3)	Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

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

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Ownership of Telecom Common Stock

The following table sets forth, as of May 4, 2005, based upon information available to Telecom, each beneficial owner of more than 5% of any class of our voting securities and the total amount of each class of our voting securities owned by our directors and officers, as a group.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0	51.0
Class B Ordinary Shares:
Nortel	36,832,408	8.5	3.7
Directors and Officers
Brandes Investment Partners, LLC	67,495,470	15.5	6.9
Consolidar AFJP (2)	27,206,469	6.2	2.8
Orígenes AFJP (3)	25,622,658	5.9	2.6
Capital Group International, Inc.	25,663,950	5.9	2.6
Class C Ordinary Shares:
Directors and Officers

(1)	Represents percentage of total voting power of all of our ordinary shares, regardless of class.

(2)	Includes 2,537,077 American Depository Shares representing 12,685,385 Class B ordinary shares.

(3)	Includes 943,420 American Depository Shares representing 4,717,100 Class B ordinary shares.

As of May 4, 2005, there were approximately 49.8 million American Depositary Shares (representing 249 million Class B Shares, or 57% of total Class B Shares outstanding) outstanding. Moreover, as of that date, there were approximately 121 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 25,469 depositaries of Class B shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

Our major shareholders do not have different voting rights as a result of their ownership percentages.

Telecom is not aware of any arrangements that would result in a change of control of Telecom except for the option that Telecom Italia has for the acquisition of W de Argentina’s shares (see “Major Shareholders” above).

Shareholders’ Agreements

In December 2003, Telecom was informed that a shareholders’ agreement came into effect between W de Argentina—Inversiones and Telecom Italia S.p.A. and Telecom Italia International, N.V., members of the Telecom Italia Group in order to discipline their relationship as shareholders of Sofora.

In relation to Sofora, Telecom was informed that W de Argentina—Inversiones will have the right to appoint three of six directors of Sofora’s Board, while the Telecom Italia Group will appoint the remaining three directors. Decisions will be made by a majority of the members present at each meeting of Sofora’s Board.

With respect to Nortel, Telecom was informed that both W de Argentina—Inversiones and Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board. W de Argentina—Inversiones and the Telecom Italia Group will jointly appoint a fifth independent director. The sixth director will be appointed jointly by the holders of Nortel’s Series A and Series B Preferred Shares as long as they are entitled to do so. Nortel’s Board of Directors will make its decisions by majority vote from the members present at each meeting of Nortel’s Board.

Regarding Telecom, the shareholders agreement provides that Telecom Italia Group appoints three directors and two directors will be appointed by W de Argentina—Inversiones.

The shareholders’ agreement provides that Telecom’s Board of Directors will make its decisions by majority vote of the directors present at each meeting of Telecom’s Board.

In addition, Telecom was informed that this shareholders’ agreement contemplates that meetings will occur between the Telecom Italia Group and W de Argentina—Inversiones in advance of stockholder meetings and Board meetings at which matters (1) will be submitted for a vote at a meeting of stockholders or (2) relate to the holders of Nortel’s Preferred Shares. The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina—Inversiones will vote at these meetings. Two representatives of the Telecom Italia Group and one representative of W de Argentina—Inversiones will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina—Inversiones will have the right to veto. These matters include:

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

With respect to Telecom’s financial budget, Telecom was informed that the shareholders’ agreement anticipates the formation of an advisory committee comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina—Inversiones.

Related Party Transactions

We have been involved in a number of transactions with our related parties since the Transfer Date.

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

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones S.L. and/or their respective affiliates) resulted in expenses for us of approximately P$92 million for the year ended December 31, 2004. Of that amount, P$88 million was paid to Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom and P$4 million was paid to W de Argentina—Inversiones’ affiliates for insurance costs. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Nortel (including Telecom Italia and France Telecom and/or their respective affiliates) resulted in expenses for us of approximately P$62 million for the year ended December 31, 2003. Of that amount, P$42 million was paid to Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$20 million was paid to France Telecom and its affiliates for purchases of equipment and materials and other services provided to Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Nortel (including Telecom Italia and France Telecom and/or their respective affiliates) resulted in expenses for us of approximately P$135 million for the year ended December 31, 2002. Of that amount, P$98 million was paid to Telecom Italia and its subsidiaries for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$37 million was paid to France Telecom and its affiliates for purchases of equipment and materials and other services provided to Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Sofora (including the Telecom Italia Group and the Werthein Group since December 19, 2003) resulted in income to us of approximately P$30 million for the year ended December 31, 2004, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Nortel (including the Telecom Italia Group and the France Telecom Group until December 19, 2003) resulted in income to us of approximately P$26 million for the year ended December 31, 2003, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Transactions with related parties of Nortel (including the Telecom Italia Group and the France Telecom Group until December 19, 2003) resulted in income to us of approximately P$32 million for the year ended December 31, 2002, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2004.

Pursuant to the Management Agreement, the Telecom Italia Group and the France Telecom Group until December 2003 and only the Telecom Italia Group thereafter received (i) P$3 million, P$4 million and P$4 million for years ended December 31 2004, 2003 and 2002, respectively, for services of highly qualified personnel that the Operators provided to Telecom, (ii) a P$20 million management fee for the year ended December 31, 2002, payment of which was suspended after April 1, 2002 and (iii) P$2 million and P$3 million for technical support services requested by Telecom for the years ended December 31, 2003 and 2002, respectively. All these payments are included under the heading “Fees for Services” in Note 17.h to the consolidated financial statements of Telecom for the fiscal years ended December 31, 2004, 2003 and 2002.

Related party transactions among us and our subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in income for us of approximately:

•	P$204 million for the year ended December 31, 2004, resulting from payments of (i) P$177 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties, (ii) P$20 million from Telecom Argentina USA for lease of circuits and (iii) P$7 million from Publicom for costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties.

•	P$159 million for the year ended December 31, 2003, resulting from payments of (i) P$134 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties, (ii) P$22 million from Telecom Argentina USA for lease of circuits and (iii) P$3 million from Publicom for costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties.

•	P$188 million for the year ended December 31, 2002, resulting from payments of (i) P$162 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties, (ii) P$23 million from Telecom Argentina USA for lease of circuits and (iii) P$3 million to Publicom for costs for billing and collecting services, interest charged and other charges for services exchanged between the related parties.

Related party transactions among us and our subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in expenses for us of approximately:

•	P$21 million for the year ended December 31, 2004, resulting from payments of (i) P$8 million to Telecom Personal for traffic interchange costs, (ii) P$6 million to Telecom Argentina USA for lease of circuits and (iii) P$7 million to Publicom for other services received by Telecom.

•	P$19 million for the year ended December 31, 2003, resulting from payments of (i) P$6 million to Telecom Personal for traffic interchange costs, (ii) P$8 million to Telecom Argentina USA for lease of circuits and (iii) P$5 million to Publicom for other services received by Telecom.

•	P$20 million for the year ended December 31, 2002, resulting from payments of (i) P$6 million to Telecom Personal for traffic interchange costs and (ii) P$14 million to Publicom for other services received by Telecom.

Similarly, Telecom received services from Nahuelsat, Intelsat Ltd. and Multibrand (entities in which Telecom has or had direct or indirect insignificant minority shares) amounting to approximately P$11 million, P$13 million and P$18 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively.

As of December 31, 2004, Telecom had loans outstanding to two executive officers of Telecom granted pursuant to retention plans, totaling P$0.4 million. The annual interest rate for these loans is 6%.

At December 31, 2003, Telecom had loans outstanding to three executive officers of Telecom totaling P$0.4 million. The annual interest rate for these loans was 6%. Most of that amount corresponded to loans granted pursuant to retention plans. Automobile loans accounted for the remainder.

At December 31, 2002, the total amount of loans to officers and directors outstanding was approximately P$3.2 million. Of that amount, approximately P$3 million corresponded to loans pursuant to retention plans. The annual interest rate for these loans was 6%. Automobile loans accounted for the remainder.

Telecom and its CEO, Carlos Felices, signed a contract in 2002 under which Telecom agreed to pay Mr. Felices or his heirs a fixed sum upon the occurrence of certain events. Please see “Item 6 – Directors, Senior Management and Employees – Compensation.”

As a result of Telecom Personal’s debt restructuring, Telecom holds P$67 million of financial indebtedness of Telecom Personal bearing interest at a rate of 5.53%. This debt is attributable to the restructuring of an earlier debt.

At December 31, 2004, the amount outstanding on loans by Telecom Personal to Núcleo stood at P$13 million. Funds from these loans were to be used to repay a syndicated loan of Núcleo’s, freeing Telecom Personal from its payment obligations as a guarantor thereunder. The interest rate on the outstanding amount is 6.74%.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements see Item 4: “Information on the Company—Recent Developments”.

Legal Proceedings

Telecom, Telecom Personal and Publicom are parties to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of business. As of December 31, 2004, Telecom has established reserves in an aggregate amount of P$244 million to cover potential losses related to these claims and contingencies in its consolidated financial statements.

Proceedings Related to the APE; Bankruptcy and Summary Attachment Proceedings; Acceleration of Indebtedness

On October 21, 2004, Telecom filed its APE with the Argentine National Commercial Court of the First Instance of the City of Buenos Aires, Number 19, Secretariate Number 38, for its judicial approval. Since that date, Telecom has complied with various requests for additional documentation from the judge overseeing the APE. Accordingly, at the request of the judge, on February 4, 2005, we held a bondholders’ meeting at which all creditors present, representing creditors in each and every series of our debt, voted to approve the proposed APE. On February 25, 2005, the court declared the APE duly filed and ordered the publication of notices in Argentina and in foreign countries that the period for objections to the APE had begun. At that time, the court issued an injunction enjoining Telecom from disposing of certain of its assets. The value of the assets covered by the injunction amounts to P$899 million at December 31, 2004. During March 2005, Telecom published notices in Argentina and foreign countries as ordered by the court. Telecom has been notified of four oppositions to the homologation of the APE and has presented corresponding answers to these as required by Argentine law. On May 26, 2005, the court rejected each of the objections and approved the APE, finding that the requisite majority of creditors had duly approved the APE and that the APE was not abusive, fraudulent or discriminatory. The court resolution preliminarily approved the APE but ordered Telecom Argentina to permit, for a period of ten days after publication of judicial notices, non-consenting or absent creditors to elect the form of consideration to be provided to them, with a judicial suggestion that they should accept Option A. The court approval was on May 26, 2005. Telecom published notices in Argentina and foreign countries as ordered by the court on June 16, 17 and 20, 2005, and the period for election of consideration is expected to expire on or about July 5, 2005. The APE is expected to become effective upon delivery of the consideration as provided in the APE Agreement.

As of December 31, 2004, Telecom knew of three involuntary bankruptcy petitions, or pedidos de quiebra, filed against it and eight summary attachment proceedings, or juicios ejecutivos, that have been filed by persons alleging to be holders of our outstanding notes. These claims amounted to an aggregate amount of US$3.8 million based on exchange rates as of December 31, 2004. Three of these claims, amounting to approximately US$3 million, have been concluded. Telecom has been notified of these claims and has presented the formal defenses required for each of these demands. Moreover, attachments of approximately US$1.2 million (based on exchange rates as of December 31, 2004) have been obtained upon the funds and assets of Telecom. One pedido de quiebra was rejected and the other two have not yet been ruled upon. Because the court overseeing our APE has opened the homologation process, all these actions have been suspended.

As of June 24, 2005, one of the involuntary bankruptcy petitions, or pedidos de quiebra, was rejected, another was waived and the last one is suspended because the court overseeing our APE has opened the homologation process. Three of the summary attachment proceedings, or juicios ejecutivos, filed by persons alleging to be holders of our outstanding notes amounting to approximately US$ 3 million, have been concluded. The other five of such proceedings have been ruled over and are suspended, because of the opening of the APE process. All of them are included in the APE. As of June 24, 2005 the attachments obtained upon the funds and assets of Telecom amounted approximately US$0.9 million.

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

As of December 31, 2004, the total amount of these labor claims filed against Telecom, including accrued interest and expenses with respect thereto, was approximately P$17 million. Interest and expenses continue to accrue on this amount until it is paid in full. Telecom believes that the pending claims will not have a significant effect on our results of operations or financial position for these claims for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom in respect of these claims and (2) the Argentine government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom to debit an account of the Argentine government at Banco Nación for any amounts payable by the Argentine government under this indemnity. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to Telecom by issuing 16-year bonds to Telecom. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine government comply with its Transfer Agreement obligations.

Although we cannot assure you as to the outcome of these proceedings, in the opinion of our management and internal legal counsel, the final outcome of these proceedings will not have a material effect on our financial position and results of operations.

Other Labor Claims

As a consequence of the privatization of telephone services in Argentina, the weekly working period varied from 35 to 40 hours. Telecom recognized this increase by giving its employees a salary raise under Collective Bargaining Agreement (CBA) (No. 201/92) and the Record dated May 22, 1992. Said increase was gradually incorporated to the basic salary up to 40%. On June 28, 1994, Telecom and FOESSITRA made an agreement to substitute a portion of the salary raise with tax-free food vouchers (a fringe benefit). This change gave rise to claims for back pay. The company considers the grounds for these claims invalid since the aforementioned change resulted in a greater benefit to the employees, and additionally, because in 2003 FOETRA Sindicato Buenos Aires and Telecom made a new agreement setting out new salary scales for employees working in the Federal Capital and Greater Buenos Aires. Telecom’s management and legal counselors consider it is possible to reach out-of-court agreements with respect to these claims.

Additionally, to minimize future labor-related compliance costs associated with laws including Article 30 of the Work Contract Law (which sets forth many of our obligations with respect to social security and work regulations generally), in early 2005, we created a special office in our Human Resources department to better manage our relations with unions and each unionized employee.

Consumer Trade Union Proceedings

In November 1995, Telecom was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom, Telefónica, Telintar and the Argentine government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of the city of Buenos Aires turnover tax. The Court of Appeals rejected some objections and has postponed the consideration of the others until it issues its final decision. In October 2001, the federal Chamber of Appeals for Contentious and Administrative Matters issued a precautionary measure, or the “Precautionary Measure.” The Precautionary Measure requires the Argentine government and the co-sued companies, including Telecom Argentina, “to abstain from applying the corrections set forth in art. 2 of the agreements approved by Decree No. 2585/91 until a final sentence is issued.” This measure suspended the ability of the telecommunications companies to increase tariffs by reference to the U.S. consumer price index. The Public Emergency Law and the reformation of the exchange regime, however, has an analogous result to that proposed by the Precautionary Measure by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies.

On December 17, 2004, Law No. 25,972 was published in the Argentine government’s Official Bulletin. The law provides for the extension (until December 31, 2005) of the term of the Public Emergency Law (Law No. 25,561) and for the extension (until December 31, 2005) of the term of the Complementary Law No. 25,790.

Law No. 25,561 declares the Public Emergency Law and stipulates the term for the renegotiation of public works and services contracts (Article4 9 of the Public Emergency Law).

Law No. 25,790 provides for the extension (until December 31, 2004) of the term for the renegotiation of public works and services contracts stipulated in Law No. 25,561. Such law also stipulates that the Argentine government will not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect.

Although we cannot assure you as to the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the possibility that the above-mentioned proceedings will have a significant impact on our financial position is remote.

On August 14, 2003, Telecom was served notice of a legal action brought by the “Union of Users and Consumers” against Telecom, Telefónica and the SC. The action was filed before the Federal Court in Administrative Litigation Matters No. 8 and requests the reimbursement of certain charges related to special equipment included in monthly basic charges billed by Telecom. On August 22, 2003, Telecom contested this claim on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations.

Although we cannot assure you as to the outcome of this proceeding, in the opinion of our management and internal legal counsel, the final outcome of this proceeding will not have a material effect on our financial position and results of operations.

Tax Matters

On March 4, 2000, our subsidiary, Micro Sistemas SA, received a notice from the Secretary of Treasury requesting Micro Sistemas to pay P$1,147,373 in tax with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas. On December 15, 2000, Micro Sistemas sent a response to the tax authority (i) stating that the notice should be nullified because the statutory period for making such a claim had passed and (ii) objecting to the tax authority’s assertion that Micro Sistemas had not complied with the terms and conditions of its special tax rate. This matter is still pending but legal counsel for Telecom has indicated that the possibility that Micro Sistemas will have to pay the tax is remote. Further, if Micro Sistemas is required to pay this tax, Telecom may be able to recover all or a portion of the tax pursuant to the indemnity provided by the former owners of Micro Sistemas pursuant to the contract pursuant to which Micro Sistemas was purchased in 1997.

A criminal court in Argentina continues to review a case commenced by the AFIP against companies that issued invoices for services that would not have been rendered to third parties. Since the commencement of the case, the presiding judge has summoned for sworn testimony several people connected with the entities named by the AFIP in its representations before the Court. Between June 4 and September 13, 2004, the judge summoned a legal representative and three former executives of Telecom for testimony. On June 10, 2004 the judge found the claims against Telecom’s legal representative to lack merit, and on September 23, 2004 he made the same finding with respect to the three former Telecom executives. Subsequently, two other Telecom employees have been called before the presiding judge, although it should be noted that no charges or other criminal proceedings with respect to Telecom have arisen from their testimony. Finally, at the request of the AFIP, on November 10, 2004, the judge ordered a search of Telecom’s offices for information relating to a list of numerous entities under investigation that may have had commercial relationships with Telecom, as well as information relating to the internal organization and operational procedures of Telecom. Telecom has cooperated fully with these judicial procedures.

In December 2000, the AFIP initiated a claim for income tax for fiscal years 1993 through 1999 for P$50.6 million, based on a difference in the criteria used by Telecom to calculate the depreciation of its fiber optic network. Telecom has filed all formal responses in connection with this claim and expects that its responses will ultimately be accepted by the AFIP. Notwithstanding the existence of some jurisprudential precedents to the contrary, in May 2005, the National Fiscal Tribunal issued a decision finding that taxes and interest were due with respect to these claims, but rejecting the AFIP’s claim for imposition of a fine. Telecom will appeal the decision to the National Appeal Chamber for Federal Administrative Matters. In December 2001, the AFIP also initiated a P$2.2 million claim in connection with Telecom’s participation in Telintar, for fiscal years 1993 through 1999. Telecom has also filed all formal responses in connection with this claim and believes that its responses will be accepted. Therefore, Telecom’s management has not made any provisions for these claims.

In December 2003, the AFIP initiated a claim for P$20.5 million as of December 31, 2004 to assess income taxes for the 1997 fiscal year on certain deductions for uncollectible credits. The AFIP has also initiated a claim for P$10.8 million for the 1998 fiscal year on a similar theory. Telecom has filed all formal responses in connection with this claim and believes that its responses will be accepted. Accordingly, as of December 2004, Telecom’s management has made a provision of no more than P$2.2 million for these claims.

Telecom Argentia, Telecom Personal and Publicom are currently subject to several administrative and judicial tax claims for an aggregate amount of approximately P$173 million. The companies believe that these claims may only proceed for an amount up to approximately P$25 million. The company have made provisions for these amount.

Additional tax matters are discussed under “Operating and Financial Review and Prospects—Taxes—Turnover Tax.”

General Proceedings

There are several proceedings that have been initiated against us with respect to alleged regulatory violations from 1999 to 2004. If the outcomes of these proceedings are unfavorable to us, they could result in fines of approximately P$10.27 million. For each of these proceedings, we are challenging CNC’s imposition of fines before administrative authorities and/or the courts. The most significant of these proceedings relate to the printing of telephone directories in small font sizes which were allegedly not clear enough to read and did not comply with the terms to remedy such non-compliance for which the CNC imposed a fine of approximately P$1.2 million; problems relating to the implementation of the Genesis system (billing software) for which the CNC imposed a fine of approximately P$0.9 million; problems relating to failures in the process of presubscribing in several cases for which the CNC imposed a fine of approximately P$0.89 million; and problems due to the transfer of tax increases to the billing to clients for which the CNC imposed a fine of approximately P$0.42 million. Theft of telephone cables was a problem of increased significance for us in 2004, and the CNC imposed a fine of P$1.06 for delays ascribed to stolen cables.

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in accordance with Argentine environmental law in relation to our waste management based on liquid drainage at an underground chamber. The action was brought to require Telecom to register with the National Register of Generators and Operators of Hazardous Waste. Such registration requires Telecom to pay an annual fee which is calculated by applying a formula that considers the extent of the hazard and quantity of the waste. Telecom believes that its activities do not generate these wastes, and that the waste in the underground chamber was generated by other parties. Telecom nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite formal responses in connection with this administrative proceeding and we believe that we will not have to register with any environmental agency as a result of this liquid drainage. As of this date, notwithstanding the considerable passage of time, there has been no resolution of the matter.

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

Telecom has not paid any dividends since 2000. At the Telecom annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and our financial condition, Telecom would not pay dividends for the year ended December 31, 2001. In addition, as a result of our net losses for the years ended December 31, 2002 and 2003, under the Argentine Companies Law, Telecom was prohibited from paying dividends and therefore no dividends were paid for the years ended December 31, 2002, 2003 or 2004.

		Cash Dividends per Class B Share (1)			Cash Dividends per ADS(2)
		Adjusted for Inflation	Nominal Amounts		Adjusted for Inflation	Nominal Amounts
Period	Payment Dates	P$(3)	P$(4)	US$(5)	P$(3)	P$(4)	US$(5)
Year Ended December 31, 2004	—	—	—	—	—	—	—
Year Ended December 31, 2003	—	—	—	—	—	—	—
Year Ended December 31, 2002	—	—	—	—	—	—	—
Year Ended December 31, 2001	—	—	—	—	—	—	—
Three Months Ended December 31, 2000	May 2001	0.080	0.036	0.036	0.396	0.180	0.180
Year Ended September 30, 2000	January 2001	0.398	0.181	0.181	1.990	0.905	0.905
	February 2000	0.299	0.136	0.136	1.495	0.680	0.680

(1)	Assumes a total of 984,380,978 shares were outstanding in each period.

(2)	Assumes a total of 196,876,196 ADSs were outstanding in each period.

(3)	Represents dividends paid restated for inflation as of February 28, 2003. See “Presentation of Financial Information.”

(4)	Amounts reflect nominal amounts at date of payment.

(5)	Represents nominal amounts at date of payment translated to dollars at the closing rate quoted by Banco Nación on the date of payment.

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

In addition, the notes issued pursuant to the APE will, and Telecom Personal’s loans do, contain cash sweep provisions which will require us and Telecom Personal to use any “excess cash” as defined in the notes to prepay our and Telecom Personal’s notes, respectively, which will further limit our ability to finance our future operations or capital needs. The notes that Telecom Argentina proposes to issue pursuant to the APE also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment. Due to these debt service obligations and the terms of these debt instruments, we do not expect Telecom Argentina to pay dividends in the near future.

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

As of December 31, 2004, the number of shares authorized and outstanding was as follows:

Class A Shares	502,034,299
Class B Shares	436,323,992
Class C Shares	46,022,687

Total	984,380,978

The Class B Shares are currently listed on the Buenos Aires Stock Exchange. The ADSs representing Class B Shares are currently listed on the New York Stock Exchange under the symbol TEO. Each ADS currently represents 5 Class B Shares.

Because of the serious economic situation in Argentina, the Buenos Aires Stock Exchange has resolved to trade our listed shares in a reduced trading panel since April 2002 (according to the provisions of Section 38(b) of the rules to list on the exchange). Our shares will continue to trade on the reduced trading panel as long as our negative retained earnings absorb the totality of our reserves and more than fifty percent of our adjusted capital stock. Trading of our corporate bonds has also been transferred to a reduced trading panel (according to the provisions of Sections 39(a) and (c) of the exchange rules mentioned above) as a consequence of our suspension of payments on our financial indebtedness and the current position of our shareholders’ equity. In addition, the Buenos Aires Stock Exchange has issued a resolution providing that companies with negative shareholders’ equity can continue listing their securities on the reduced trading panel (rueda reducida) until December 31, 2005, instead of being suspended from listing from the Buenos Aires Stock Exchange. The Buenos Aires Stock Exchange transfers an issuer’s securities to the reduced trading panel (rueda reducida) upon the occurrence of certain negative events, such as a voluntary filing for concurso preventivo or failure to file financial information as required by applicable regulations. A transfer to the reduced trading panel informs investors that a negative event has occurred with respect to an issuer. In addition, our outstanding notes that are listed on the Luxembourg Stock Exchange also have been suspended from listing since April 2002.

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

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
2000	9.20	2.96
2001	4.49	1.19
2002	3.10	0.56
2003	5.15	1.65
2004	6.60	4.19

Quarterly
2003
First Quarter	2.77	1.65
Second Quarter	4.25	2.19
Third Quarter	4.04	3.20
Fourth Quarter	5.15	3.80
2004
First Quarter	6.56	5.14
Second Quarter	6.25	4.19
Third Quarter	6.48	5.16
Fourth Quarter	6.60	5.78

Monthly
2004
December	6.54	5.78
2005
January	6.44	6.00
February	8.25	6.39
March	8.63	6.70
April	7.38	6.59
May	7.20	6.77
June (through June 23, 2005)	7.50	7.09

(1)	Reflects peso nominal amounts as of that date.

Source: Bolsa de Comercio de Buenos Aires.

The Class B Shares trade on the New York Stock Exchange in the form of ADSs issued by the Depositary under the Deposit Agreement dated as of November 8, 1994, among the Company, the Depositary and the registered Holders from time to time of the ADSs issued thereunder (the “Deposit Agreement”). Each ADS represents 5 Class B Shares.

Under New York Stock Exchange rules, the ADSs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. In 2002, Telecom was notified by the New York Stock Exchange that it did not meet the minimum share price criteria for continued listing on the exchange However, Telecom’s share price subsequently increased so that Telecom’s ADSs met the New York Stock Exchange’s standards on minimum price per ADS. Nevertheless, at its annual shareholders’ meeting held on April 30, 2003, Telecom sought, and received, authority to change the ratio of ADSs to common shares if necessary in the future.

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS(1)
	High	Low
Annual
2000	45.94	14.75
2001	22.56	5.79
2002	6.68	0.60
2003	8.83	2.40
2004	11.11	7.32

Quarterly
2003
First Quarter	4.60	2.40
Second Quarter	7.42	3.61
Third Quarter	6.95	5.45
Fourth Quarter	8.83	7.35
2004
First Quarter	11.06	8.88
Second Quarter	11.00	7.32
Third Quarter	10.92	8.49
Fourth Quarter	11.11	9.25

Monthly
2004
December	11.11	9.60
2005
January	11.28	10.20
February	14.13	11.12
March	14.63	11.53
April	12.60	11.37
May	12.41	11.65
June (through June 23, 2005)	13.18	12.19

On June 23, 2005, the reported last sale price of the ADSs on the New York Stock Exchange was US$12.58.

Class B Shares also quote in the Mexican Stock Exchange through the International Quotation System (“SIC”).

The Argentine Securities Market

There are 12 securities exchanges in Argentina, of which 6 (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. For the year ended December 31, 2004, the ten most actively traded equity issues represented approximately 89.17% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

(iii) the Transparency Decree provides for the creation of an Audit Committee for those companies making public offering of its shares. The Audit Committee must be formed by at least three members of the Board, the majority of which must have the condition of independence; and

(iv) any tender offer to purchase voting shares of a company which trades its shares publicly will be either voluntary or mandatory. In both cases the offer shall be addressed to all owners of said shares. The CNV has regulated the procedure pursuant to General Resolution 401/02, published in the Official Gazette on April 5, 2002. The Transparency Decree provides that any person wishing to acquire direct or indirect control of a company which shares are publicly listed must mandatorily make a tender offer pursuant to the procedure regulated by the CNV. In the case of the public offer of mandatory acquisition, Decree 677/01 granted companies the ability to choose whether to adhere to this regime. On April 30, 2003, Telecom’s shareholders voted not to adhere to this regime and approved the “No Adhesion to the Optional Statutory Regime of Public Offer of Mandatory Acquisition” (“Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatorio”).

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2004	2003	2002	2001	2000
Market capitalization (P$ billions)(1)	690	542	348	193	166
As percent of GDP(1)	146	173	111	71	58
Volume (P$ millions)(1)	82,099	84,487	71,993	7,519	11,050
Average daily trading volume (P$ millions)(1)	376	339.0	308.2	30.6	38.8
Number of listed companies	172	186	160	119	125

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Sources: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

ITEM 10.	ADDITIONAL INFORMATION

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

On March 1, 2001, the SC authorized the Company to expand its corporate purpose, to include the marketing of equipment, infrastructure and goods of any type related or complementary to telecommunications, and the performance of works and provision of all types of services, including consulting and security related to telecommunications, as well as the development of telecommunications technology and information processing systems. This expansion of the corporate purpose has been approved by the CNV. As a result, the bylaws which reflect this change have been approved and registered in their final form.

On April 30, 2003 Telecom’s shareholders voted not to adhere to the regime established by Decree 677/01 (the Statutory Regime of Public Offer of Mandatory Acquisition) and approved the consequent modification of Article 1° of the Company’s bylaws. On February 18, 2004, Telecom’s shareholders voted to change the Company’s name to “Telecom Argentina S.A.”

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

Capital Increase and Reductions

Telecom may increase its capital upon authorization of the stockholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the stockholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Reduction is mandatory when losses have exceeded reserves and at least 50% of the stated capital. Nevertheless, the application of the rule of the Argentine Companies Law that establishes the mandatory reduction of capital in this case is suspended until December 10, 2005.

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

Conflicts of Interest

A stockholder that votes on a business transaction in which its interest conflicts with that of Telecom may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See Item 3: “Key Information—Risk Factors—Risk Factors Relating to Argentina — Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.”

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

Powers of the Directors

The by-laws of Telecom do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. According to Argentine law, a director may sign with the Company contracts that are related to its activities as long as the conditions are on an arms’-length basis. If such contract does not meet such conditions, the agreement may only be subscribed with a prior approval of the Board of Directors or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be dealt with at the following shareholders’ meeting, and if such Meeting does not approve them, the Board of Directors or the Supervisory Committee (as the case may be) are jointly responsible for the damages caused to the Company. Argentine law also requires that if a director has a personal interest contrary to the Company’s, this must be noted to the Board of Directors and to the Supervisory Committee. The director must refrain from participating in any deliberations or risk becoming jointly liable without limit for damages caused to the Company as a result of the conflict.

The Section 10 of the by-laws of the Company establishes that the remuneration of the members of the Board of Directors is to be determined by the shareholders at their annual meeting. The Audit Committee is to issue a prior opinion on the reasonability of the proposed remuneration, which the Board of Directors submits for approval to the shareholders. Therefore, the Directors do not have the ability to vote on compensation for themselves nor for any other director.

The by-laws of the Company do not contain any provision regarding the possibility of granting loans to members of the Board of Directors or Company executives.

The by-laws of the Company do not establish a maximum age to be member of the Board of Directors.

Neither the by-laws of the Company nor Argentine law require that members of the Board be shareholders.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Class B Shares. Notwithstanding the foregoing, new regulations recently implemented by the CNV require that all shareholders that are companies who register to participate at a shareholders’ meeting should provide details of their registration in the Republic of Argentina. Non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Sections 118 and 123 of the Argentine Companies Law.

Change of Control

There are no provisions in the bylaws of Telecom which may have the effect of delaying, deferring or preventing a change in control of Telecom and that would only operate with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries, except for the regulatory authorization required for the transfer of Nortel’s Class A shares discussed below. Moreover, the Privatization Regulations and the List of Conditions as modified by Resolutions SC 111/03 and 29/04 prohibit (i) any transfer of our capital stock that reduces Nortel’s ownership of Telecom to less than 51%, or (ii) any transfer of shares of Nortel that reduces the shareholding of the actual ordinary shareholders to less than 51% of the voting stock of Nortel.

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

Code of Business Conduct and Ethics

The Company has developed a Code of Business Conduct and Ethics which was approved by its Board of Directors on June 19, 2003 and amended on June 21, 2005. See Exhibits 11.1 and 11.2 of this annual report on Form 20-F.

Comparison of Corporate Governance Standards

For a comparison of the significant ways in which Telecom’s corporate governance policies differ from those followed by U.S. companies under NYSE listing standards, please see our website at <www.telecom.com.ar>, which contains a discussion of significant differences between Telecom’s corporate governance practices and the practices of U.S. companies under the NYSE’s Listed Company Manual. This discussion was last updated in June, 2005.

MATERIAL CONTRACTS

For information regarding the Acuerdo Preventivo Extrajudicial (“APE”) agreement, see Item 4: “Information on the Company – Introduction – Recent Developments – Our APE”. For a summary description of the notes to be issued pursuant to the APE, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” For information regarding the Shareholders’ Agreement, see Item 7: “Major Shareholders and Related Party Transactions—Shareholders’ Agreement.” We are not a party to the Shareholders’ Agreement.

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

On January 6, 2002, the Argentine Government enacted the Public Emergency Law N° 25,561, putting an end to ten years of dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the executive branch of the Argentine government the power to set the system that will determine the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. On January 9, 2002, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Central Bank approval and import and export transactions at an exchange rate of P$1.40 per dollar and a floating rate to be freely determined by the market for all other transactions.

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

In accordance with Comunicación “A” 3973 dated July 1, 2003, as amended by Comunicación “A” 4142 dated May 18, 2004, the Central Bank’s prior approval is no longer required for the following payments:

i.	total or partial payment of principal debts in connection with financial loans, bonds and other securities the payment of which is owed to persons or entities that are not residents of Argentina, provided that these payments are made within 90 days prior to the date they become due and as long as they are made after 180 days as of the entrance and liquidation of the funds disbursed pursuant to such debt.

ii.	the total or partial payment in advance (with no limitation in time) of principal in connection with financial loans, bonds and other securities the payment of which is owed to persons or entities that are not residents of Argentina, provided that the following conditions are met:

iii.	if the payment is not made as part of a debt restructuring process, the foreign currency amount to be used to prepay debt with persons or entities that are not residents of Argentina shall not be higher than the present value of the portion of the debt being cancelled; or

iv.	if the payment is made as part of a debt restructuring process with persons or entities that are not residents of Argentina, the new debt terms and conditions and the cash payment to be made shall not imply an increase in the present value of the debt.

Comunicación “A” 41558 clarifies that the 180-day period mentioned in (i) above applies to payments of principal debts represented by securities issued to implement the government’s foreign debt restructuring, so long as such payments are submitted for the approval of foreign creditors at least 180 days before the date on which the foreign capital market is accessed, and provided that such payments include transactions with respect to principal amounts due prior to the date of such submission for the approval of foreign creditors. In addition, Comunicación “A” 3843, as amended, and Comunicación “A” 4142 state that prior authorization from the Central Bank is no longer required for payment of accrued interest, at any time, to persons or entities that are not residents of Argentina.

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

Comunicación “A” 4349, issued May 12, 2005, states that after June 13, 2005, all legal and physical persons residing in Argentina will be able to access the foreign capital markets to trade in foreign assets in accordance with the limits established by Comunicación “A” 3772 and its amendments, provided that at the date of such access there are not unpaid foreign debts outstanding for any principal or interest amounts. Comunicación “A” 4349 also requires that financial institutions acting on behalf of any client wishing to access the foreign exchange markets should obtain from such client a sworn statement that, at the date of access, (i) the client has complied with all applicable laws and regulations with respect to foreign exchange and (ii) has no outstanding unpaid foreign debts.

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

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), the following persons are subject to an annual tax on certain assets, which is levied at a rate of 0.50% or 0.75% taking into consideration whether the value of such assets as of December 31 of each year is equal to or higher than P$200,000, respectively (the “Personal Assets Tax”): (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the ADSs and Class A, B and C Shares will be considered as assets located in Argentina.

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

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity arising from the last balance sheet of the company at December 31. The minimum exempted of P$102,300 shall not be applicable. The tax so paid shall be considered as a definite payment.

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

The amendment set forth by Law 25,585 applies as of December 31, 2002. Furthermore, Law 25,585 has been regulated by the AFIP through General Resolution 1497/03, published in the Official Gazette on May 5, 2003, which establishes that for the fiscal year 2002, the companies in charge of the payment of this tax with a net worth of P$300,000 or more (such as Telecom) shall determine and pay the tax by May 23, 2003.

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

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only to persons that hold ADSs or Class B Shares as capital assets for tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ADSs or Class B Shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons holding Class B Shares or ADSs that own or are deemed to own more than 10% of any class of Telecom stock; or

•	persons who acquired our ADSs or Class B Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. Prospective purchasers of the ADSs or Class B Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the reduced rate of tax applicable to dividends received by certain non-corporate tax holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced rate of tax for dividends received by certain noncorporate holders described below, could be affected by actions taken by the parties to whom ADSs are released.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will be included in the income of a U.S. Holder as ordinary dividend income. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the implications of the rules regarding this favorable rate in their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Sale and Other Dispositions of ADSs or Class B Shares

Gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company rules

Telecom believes that it will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2004. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Telecom will not be considered a PFIC for any taxable year. If Telecom were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or a Class B Share, certain adverse consequences could apply to the U.S. Holder.

If Telecom is treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the ADS or Class B Share would be allocated ratably over the U.S. Holder’s holding period for the ADS or Class B Share. The amounts allocated to the taxable year of the sale or other exchange and to any year before Telecom became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or Class B Shares in excess of 125 percent of the average of the annual distributions on ADSs or Class B Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

Summarized below are the financial instruments we held as of December 31, 2004 that are sensitive to changes in interest rates and foreign exchange rates. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our borrowings in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. However, no foreign exchange forward or other derivatives for speculative purposes were outstanding during this latest reporting period.

We do not have any other material market risk exposure.

(a) Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations and, to a lesser extent, our historical capital expenditures for network equipment. Since the Convertibility Law pegged the peso at a value of P$1.00 per US$1.00, exchange rate risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Exchange Controls.”

While the Convertibility Law was in effect, we used derivative financial instruments to partially hedge our exposure to foreign exchange rate fluctuations related to our indebtedness not denominated in U.S. dollars. All such transactions were undertaken to manage the risk arising from the underlying activities and no speculative trading was undertaken. The off-balance sheet risk in outstanding forward exchange contracts involved both the risk of the counterparty not performing under the terms of the contract and the risk associated with changes in market value.

Generally, we monitor our positions, credit ratings of counterparties and the level of contracts we enter into with any one party. The counterparties to these contracts are major financial institutions. We have a policy of entering into contracts only with parties that meet stringent qualifications. We settled all of our outstanding currency and interest rate swap arrangements in 2002.

Our results of operations are very sensitive to changes in the peso/dollar and peso/euro exchange rates because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars or euro. As of December 31, 2004, a substantial majority of our consolidated debt obligations (approximately 99%) were issued in currencies other than the Argentine peso. As of December 31, 2004, approximately 42% of our financial debt was issued in U.S. dollars, approximately 52% was issued in euro (or predecessor currencies) and approximately 5% was issued in Japanese yen.

Actions taken by the Argentine government could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Argentine peso against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition. However, we believe that significant depreciation in the Argentine peso against major foreign currencies may have a material adverse impact on our capital expenditure program.

(b) Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short- and long-term debts. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding floating rate borrowings.

Our debt consists of fixed and variable rate debt obligations with original maturities until May 19, 2017. However, as a result of the suspension of principal and interest payments on our outstanding financial indebtedness, the holders of these obligations have the right to accelerate the maturity of this indebtedness and to demand payment of the full amounts payable under their respective notes. Accordingly, all of the instruments set forth under the “Total” column in the table below were considered due and payable in our Consolidated Financial Statements (except for amounts relating to Telecom Personal’s and Núcleo’s debt which has been refinanced as indicated in Note 8 to our Consolidated Financial Statements). Amounts shown for year 2004 include amounts payable on outstanding debt that matured in 2002 and 2003 but that was not paid due to the suspension of payments commencing in 2002.

Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

The following table presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2004. We conduct our business primarily in Argentine peso, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates and interest rates as of December 31, 2004. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

	Consolidated Debt as of December 31, 2004
	DUE 2004	2005	2006	2007	2008	2009	+2010	Total
	(P$ millions)
US Dollars	2,365	160	99	96	245	354	590	3,908	(1)
Fixed rate	590	46	59	79	231	351	589	1,946
Average interest rate	10.40%	11.20%	16.10%	10.18%	11%	11%	11%
Variable rate	1,774	113	40	16	14	3	0	1,962
Average interest spread of LIBOR	2.35%

Euros	3,197	13	13	779	771	13	80	4,866
Fixed rate	3,197	13	13	779	13	13	80	4,107
Average interest rate	8.09%	1.75%	1.75%	8.45%	1.75%	1.75%	1.75%
Variable rate	—	—	—	—	759	—	—	759
Average interest spread of Euribor					1.50%
Japanese Yens	199	40	40	40	40	40	22	420

	Consolidated Debt as of December 31, 2004
	DUE 2004	2005	2006	2007	2008	2009	+2010	Total
	(P$ millions)
Fixed rate	119	40	40	40	40	40	22	340
Average interest rate	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Variable rate	80						—	80
Average interest spread of Japanese LIBOR	1.85%	4.123%	2.70%	3.13%	3.57%	4.73%

Argentine Pesos
Fixed rate	71	—	—	—	—	—	—	71
Average interest rate	8.0%

(1)	Expressed in present value, this amount is 3,867 million.

(c)	Sensitivity to Exchange Rates and Interest Rates

We estimate, based on composition of our balance sheet as of December 31, 2004, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$350 million of our consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

We estimate, based on the current composition of our balance sheet as of December 31, 2004, that every variation in the interest rates of 100 basis points, plus or minus, to our current floating-rate consolidated debt would result in a variation of approximately P$220 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. The analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly form the impact shown in the sensitivity analysis.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine government concerning adjustment of regulated rates, on April 2, 2002, Telecom announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom announced the suspension of interest payments on their outstanding financial indebtedness. In accordance with these announcements, Telecom has failed to make an aggregate of approximately US$2,115 million of scheduled principal and interest payments on their financial indebtedness as of May 31, 2005.

As a result of the developments referred to above, Telecom has defaulted in respect of its outstanding financial indebtedness. The aggregate principal amount of Telecom’s outstanding debt (including accrued but unpaid interest, penalties and post-default interest rate increases) as of May 31, 2005 (the date on which me performed our most recent monthly calculation) was approximately US$3,100 million. Telecom’s and its subsidiaries’ indebtedness generally consists of loan agreements and medium-term notes denominated in various currencies.

Telecom has received notices of default or of events of default from certain creditors, as well as notices of the acceleration of portions of their financial indebtedness.

Telecom’s subsidiaries, Telecom Personal and Núcleo, successfully completed the restructuring of their respective debt obligations in 2004.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of December 31, 2004 (the “Evaluation Date”), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls

There were no significant changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes–Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20–F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. As of the date of this annual report, management is aware that certain internal controls over financial reporting must be improved. In particular, management is working to improve our information systems and revenue assurance procedures. In connection with management’s evaluation of these internal controls and procedures, no items were identified that required a change in the financial statements included in this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Telecom’s Audit Committee consists of at least one Audit Committee financial expert, Mr. Julio Pedro Naveyra, a certified public accountant and a former managing partner of PricewaterhouseCoopers (formerly Coopers & Lybrand Argentina) from October 1991 until his retirement in 2000. From 1973 until 1975, Mr. Naveyra worked in the United States for professional training purposes, where he was an audit supervisor and manager with Coopers & Lybrand Detroit. Mr. Naveyra was also a former Chairman of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, (CPCECABA) from 1983 through 1985, and a former Chairman of the Technical Institute of Public Accountants from 1979 through 1980. Based on Mr. Naveyra’s professional background and training, Telecom has determined for the years 2004 and 2005 that he meets the criteria for an Audit Committee financial expert. Mr. Naveyra is an independent director under the NYSE listing standards.

ITEM 16B.	CODE OF ETHICS

The Board of Directors of Telecom has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Telecom. This Code was modified by the Board of Directors on June 21, 2005. No waivers, express or implicit, have been granted to any officer or director of the Company with respect to any provision of the Code. See Exhibits 11.1 and 11.2 to this annual report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2004 and 2003.

	2004	2003	Total
	(P$ millions)
Services Rendered
Audit Fees (1)	1.9	2.5	4.4
Audit-Related Fees	0.5	—	0.5
Tax Fees	0.2	0.2	0.4
All Other Fees	—	—	—

Total	2.6	2.7	5.3

(1)	Includes fees related to the audit of the consolidated financial statements as of December 31, 2004 and 2003, limited reviews of interim financial statements presented during 2004 and 2003, SEC filing reviews and other attest services.

Audit Committee Pre-Approval Policies and Procedures

On March 22, 2004, Telecom’s Board of Directors’ approved policies and procedures relating to the pre-approval of auditors’ services and other permitted services (collectively, “Pre-Approval Procedures”) for the engagement of any service provided by external auditors to Telecom and subsidiaries under Telecom’s control. Telecom’s Board performed Pre-Approval Procedures until April 19, 2004, after which Pre-Approval Procedures were performed by the Audit Committee. All auditors’ services were pre-approved in 2004.

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

ITEM 16E.	EQUITY SECURITIES PURCHASED BY THE COMPANY OR ANY AFFILIATED PURCHASER

Since June 30, 2004 neither Telecom Argentina nor, to Telecom Argentina’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Telecom Argentina’s Class B Ordinary Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares).

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-62.

The following financial statements are filed as part of this Form 20-F:

ITEM 19.	EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom, as amended, which include its corporate charter (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

1.2	Estatutos (bylaws) of Telecom, as amended, which include its corporate charter (English translation) (incorporated by reference to Exhibit 3.2 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

2.1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004.

2.2	Indenture between Telecom and Morgan Guaranty Trust Company of New York, as trustee, dated September 1, 1994, together with First through Fifth Supplemental Indentures thereto (incorporated by reference to Exhibit 4.2 to Telecom’s registration statement on Form F-3 (No. 333-11822)).*

2.3	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated November 15, 1995, as amended (incorporated by reference to Exhibit 4.1 to Telecom’s registration statement on Form F-1 (No. 33-98258) filed on October 17, 1995).*

2.4	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated as of March 8, 2000 (incorporated by reference to Exhibit 4.4 to Telecom’s registration statement on Form F-3 (No. 333-11822)).*

2.5	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated as of April 25, 1997, together with Supplemental Indentures thereto (incorporated by reference to Exhibit 2.5 to Telecom’s Annual Report on Form 20-F for 2001).*

2.6	First Supplemental Indenture dated October 3, 2001 to the Indenture dated as of March 8, 2000 between Telecom and First Trust of New York, National Association, as trustee (incorporated by reference to Exhibit 2.6 to Telecom’s Annual Report on Form 20-F for 2001).*

2.7	Sixth Supplemental Indenture dated as of May 3, 2002 to the Indenture dated as of September 1, 1994 between Telecom and First Trust of New York National Association, as trustee (incorporated by reference to Exhibit 2.7 to Telecom’s Annual Report on Form 20-F for 2001)*

2.8	Form of Telecom Argentina Indenture for New Notes to be issued in connection with the APE (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048).

8.1	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics of Telecom

11.2	Code of Business Conduct and Ethics of Telecom (English translation)

12.1	Certification of Carlos Felices of Telecom Argentina S.A. pursuant to Exchange Act Rule 13a-14(a).

12.2	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Exchange Act Rule 13a-14(a).

13.1	Certification of Carlos Felices and Valerio Cavallo pursuant to Exchange Act Rule 13a-14(b).

15.1	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

*	Upon completion of the proposed debt restructuring pursuant to the APE, the indebtedness outstanding under the Indentures filed as exhibits 2.2. – 2.7 will be extinguished as a matter of Argentine law. The notes to be issued pursuant to the APE will be issued pursuant to an indenture in the form of Exhibit 2.8.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telecom Argentina S.A.

By:	/s/ Valerio Cavallo
	Name:	Valerio Cavallo
	Title:	Chief Financial Officer

Dated: June 29, 2005

TELECOM ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2004 and December 31, 2003 and for the years ended December 31, 2004, 2003 and 2002

$ : Argentine peso

US$ : U.S. dollar

$2.979 = US$1 as of December 31, 2004

TELECOM ARGENTINA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

1.	We have audited the accompanying consolidated balance sheets of Telecom Argentina S.A. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina.

4.	In our opinion, with the exception of the matter described in the preceding paragraph, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Argentina.

5.	The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 8 to the accompanying consolidated financial statements, the Company defaulted on its principal and interest debt obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2004. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 8. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
6.	Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina

March 8, 2005 (except as to

Note 16 to the consolidated

financial statements, for which the

date is June 24, 2005).

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

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

Buenos Aires, Argentina

March 7, 2003

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

$	= Argentine pesos
US$	= US dollars
JPY	= yens

Report of Independent Auditors

To the Board of Directors and Shareholders of

Telecom Argentina STET-France Telecom S.A.

We have audited the consolidated statements of income, shareholders’ equity, and cash flows of Telecom Argentina STET-France Telecom S.A. (“Telecom” or the “Company”) for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the consolidated financial statements of Telecom Personal S.A. (“Telecom Personal”), a majority-owned subsidiary of the Company, which statements reflect total assets of Ps.2,951 million and total revenues of Ps.1,028 million for the year ended December 31, 2002. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph regarding the existence of substantial doubt about Telecom Personal’s ability to continue as a going concern. Our opinion, insofar as it relates to data included for Telecom Personal, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Telecom for the year ended December 31, 2002 in conformity with accounting principles generally accepted in Argentina.

The financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 8 to the consolidated financial statements as of December 31, 2002 and for the year then ended, the Company defaulted on its principal and interest debt obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2002. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 8. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from U.S. generally accepted accounting principles and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina

March 10, 2003

HENRY MARTIN, LISDERO Y ASOCIADOS
Member firm of Ernst & Young Global

ALDO O. CARUGATI (PARTNER)

TELECOM ARGENTINA S.A.

Consolidated Balance Sheets as of December 31, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2004	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$32	$26
Investments, net	3,630	2,441
Accounts receivable, net	612	581
Other receivables, net	78	119
Inventories, net	79	14
Other assets	3	3

Total current assets	4,434	3,184

Non-Current Assets
Other receivables, net	228	193
Investments	2	47
Fixed assets, net	6,895	8,001
Intangible assets, net	773	845

Total non-current assets	7,898	9,086

TOTAL ASSETS	$12,332	$12,270

LIABILITIES
Current Liabilities
Accounts payable	$548	$451
Debt	9,434	9,996
Salaries and social security payable	79	77
Taxes payable	114	120
Other liabilities	22	25
Contingencies	30	15

Total current liabilities	10,227	10,684

Non-Current Liabilities
Accounts payable	$7	$—
Debt	1,219	86
Salaries and social security payable	33	30
Taxes payable	5	—
Other liabilities	71	39
Contingencies	214	210

Total non-current liabilities	1,549	365

TOTAL LIABILITIES	$11,776	$11,049

Minority interest	30	32
Foreign currency translation adjustments	24	21
SHAREHOLDERS’ EQUITY	$502	$1,168

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,332	$12,270

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Consolidated Statements of Income

for the years ended December 31, 2004, 2003 and 2002

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	Years ended December 31
	2004	2003	2002
Net sales	$4,494	$3,753	$4,012
Cost of services	(2,950)	(2,640)	(2,893)

Gross profit	1,544	1,113	1,119
General and administrative expenses	(244)	(222)	(281)
Selling expenses	(900)	(784)	(1,042)

Operating income (loss)	400	107	(204)
Equity (loss) gain from related companies	(2)	2	(23)
Amortization of goodwill	—	—	(10)
Financial results, net	(1,172)	48	(5,302)
Other expenses, net	(78)	(168)	(176)
Gain on debt restructuring	209	376	—

Net (loss) income before income tax and minority interest	(643)	365	(5,715)
Income tax (expense) benefit, net	(26)	7	1,304
Minority interest	3	(21)	25

Net (loss) income	$(666)	$351	$(4,386)

Net (loss) income per share	(0.68)	0.36	(4.46)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2004, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions			Unappropriated results			Total Shareholders’ equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total
Balances as of January 1, 2002	$984	3,044	4,028	274	901	1,175	$5,203
As approved by the Shareholders’ Ordinary Meeting held on April 24, 2002:
- Legal reserve	—	—	—	3	(3)	—	—
Net loss	—	—	—	—	(4,386)	(4,386)	(4,386)

Balances as of December 31, 2002	984	3,044	4,028	277	(3,488)	(3,211)	$817
Net income	—	—	—	—	351	351	351

Balances as of December 31, 2003	984	3,044	4,028	277	(3,137)	(2,860)	1,168
Net loss	—	—	—	—	(666)	(666)	(666)

Balances as of December 31, 2004	$984	3,044	4,028	277	(3,803)	(3,526)	$502

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(666)	$351	$(4,386)
Adjustments to reconcile net (loss) income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	63	12	191
Depreciation of fixed assets	1,552	1,768	1,980
Amortization of intangible assets	94	109	111
Equity (loss) gain from related companies	2	(2)	23
Amortization of goodwill	—	—	10
Consumption of materials	54	39	47
Fixed assets disposal	4	9	50
Provision for commissions	25	1	—
Provision for contingencies	24	90	101
Gain on debt restructuring	(209)	(376)	—
Interest and other financial results on debt	1,407	32	4,568
Income tax	26	(7)	(1,304)
Minority interest	(3)	21	(25)
Net (increase) decrease in assets	(182)	(350)	998
Net (decrease) increase in liabilities	(27)	318	(697)

Total cash flows provided by operating activities	2,164	2,015	1,667

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(461)	(162)	(390)
Intangible asset acquisitions	(12)	(6)	(24)
Proceeds for the sale of fixed assets and equity investments	4	3	2
(Increase) decrease in investments not considered as cash and cash equivalents	(382)	(180)	100

Total cash flows used in investing activities	(851)	(345)	(312)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	—	—	18
Payment of debt	(471)	(11)	(42)
Repurchase of debt	—	(422)	—
Payment of interest and debt-related expenses	(118)	(335)	(446)

Total cash flows used in financing activities	(589)	(768)	(470)

INCREASE IN CASH AND CASH EQUIVALENTS	724	902	885
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,216	1,314	429

CASH AND CASH EQUIVALENTS AT YEAR END	$2,940	$2,216	$1,314

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Index to the Notes to the Consolidated Financial Statements

(Notes 1 to 18 to the Consolidated Financial Statements are in millions of

Argentine pesos, except as otherwise indicated – See Note 3.c)

TELECOM ARGENTINA S.A.

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

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

The principal features of the regulatory framework have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

TELECOM ARGENTINA S.A.

2. Regulatory framework (continued)

(b) Licenses granted as of December 31, 2004

As of December 31, 2004, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of December 31, 2004, the Company’s subsidiaries have been granted the following licenses:

-	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the non-performance of material obligations;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-	the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities; and

-	the Company’s bankruptcy.

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

-	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

2. Regulatory framework (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies were not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the parties were in progress. In August 2003, the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullified Resolution No. 38/02.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004.

In May 2004, the Company signed a letter of understanding with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company had expected to conclude before December 31, 2004. The Company also committed to offer phone services to beneficiaries of Argentine Government welfare programs and to extend internet services in the interior of the country at discounted prices.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs.

TELECOM ARGENTINA S.A.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2004, the CNV adopted Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and to the accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as additional disclosure requirements. This standard will be effective for the Company in the fiscal year beginning January 1, 2005. The adoption of this standard will not have a material impact on the Company’s financial position or results of operations.

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

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2004 (i)
Voice, data and Internet	Telecom Argentina USA Micro Sistemas (ii)	100.00 99.99	% %

Wireless	Telecom Personal Nucleo Cable Insignia (iii)	99.99 67.50 75.00	% % %

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at December 31, 2004.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

        On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

TELECOM ARGENTINA S.A.

3. Preparation of financial statements (continued)

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,222	12,332	(110)
Total liabilities	11,776	11,776	—
Shareholders’ equity	392	502	(110)
Net (loss) income	(644)	(666)	22

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: i) a favorable outcome to the tariff renegotiation process mentioned in Note 2.c) and ii) the successful outcome of the financial restructuring described in Note 8. Actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(g) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

TELECOM ARGENTINA S.A.

3. Preparation of financial statements (continued)

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed service lines were 3,790,000 (unaudited) at December 31, 2004, 3,656,000 (unaudited) at December 31, 2003 and 3,590,000 (unaudited) at December 31, 2002 and wireless customer lines (prepaid lines were not included) were 1,004,262 (unaudited) at December 31, 2004, 482,796 (unaudited) at December 31, 2003 and 462,730 (unaudited) at December 31, 2002.

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

(h) Earnings/Dividends per share

The Company computes net (loss) income per common share and dividends per share by dividing net (loss) income for the year by the number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

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

TELECOM ARGENTINA S.A.

4. Summary of significant accounting policies (continued)

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

Wireless telecommunication services segment

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

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

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2004, 2003 and 2002, net foreign currency transaction gains or losses were a loss of $460, a gain of $624 and a loss of $2,922, respectively.

TELECOM ARGENTINA S.A.

4. Summary of significant accounting policies (continued)

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

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 8, as of December 31, 2004 and December 31, 2003, the Company recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at year-end exchange rates.

(d) Cash and banks

Cash and banks are stated at face value.

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

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of some of these securities. As such, the Company recognized other-than-temporary losses on these investments to carry them at fair value (see Note 11 for details).

The Company has certain equity interests in unconsolidated companies, representing from 0.15% to 5.75% of the capital stock in such companies as of December 31, 2004. These investments have been accounted for at the lower of cost or realizable value.

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

TELECOM ARGENTINA S.A.

4. Summary of significant accounting policies (continued)

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment and instrument	6-8
Installations	3-11
Computer equipment	3-6

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.7% of such assets, representing $189 of net carrying value as of December 31, 2004. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

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

The Company capitalizes interest on long-term construction projects. Interest capitalized was $5, $6 and $66 for the years ended December 31, 2004, 2003 and 2002, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs were $443 as of December 31, 2004 and $566 as of December 31, 2003.

The Company does not have assets under capital leases as of December 31, 2004 and 2003.

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

TELECOM ARGENTINA S.A.

4. Summary of significant accounting policies (continued)

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2004 and 2003 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

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

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

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

TELECOM ARGENTINA S.A.

4. Summary of significant accounting policies (continued)

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

The provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which the subsidiaries operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 30% for all periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of December 31, 2004. Accordingly, the Company has determined an additional proportional charge for the year ended December 31, 2004 for the tax on minimum presumed income of $48, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.7%, 3.6% and 3.3% for the years ended December 31, 2004, 2003 and 2002, respectively.

(o) Other liabilities

▪	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2004 and 2003.

▪	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

TELECOM ARGENTINA S.A.

4. Summary of significant accounting policies (continued)

▪	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company is subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. This fee may be paid in up to ten installments, thus the Company classified a portion of the fee as non-current.

(p) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

(q) Derivatives

Effective January 1, 2002, the Company adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings.

In November and December 2004, the Company entered into foreign currency forward contracts to manage exposure to fluctuations in the Euro exchange rate. The Company does not enter into foreign exchange forward contracts for speculative or trading purposes. All derivatives have been recorded on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. These contracts are not designated as hedges and are marked to market through operations each period, offsetting the gains or losses on the remeasurement.

The outstanding contracts at December 31, 2004 amounted to Euro 153 million, maturing in January and February 2005 with fixed exchange rates between 1.3315 and 1.3446 US$/Euro. As of December 31, 2004, the fair value of these derivatives was $9.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the three years ended December 31, 2004, 2003 and 2002 are shown in Note 17.h, under the line item “Advertising expenses”.

(t) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(u) Gain on debt restructuring

Due to their materiality, the gains on debt restructurings and debt repurchase have been included in a separate line item in the statement of income titled “Gain on debt restructuring”.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2004	As of December 31, 2003
Cash	$3	$3
Banks	29	23

	$32	$26

TELECOM ARGENTINA S.A.

5. Breakdown of the main accounts (continued)

(b) Investments

Investments consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Time deposits (i)	$3,330	$2,173
Government bonds, equity investments and mutual funds	356	268

Subtotal	3,686	2,441
Impairment loss on the Argentina 2004 bond	(56)	—

	$3,630	$2,441

Non current
2003 Telecommunications Fund	$2	$2
Government bonds	—	35
Equity investments	—	10

	$2	$47

(i)	Includes an amount of $2,228, which has been segregated by the Company for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Voice, data and Internet	$379	$386
Wireless (i)	303	272
Directories publishing	34	35

Subtotal	716	693
Allowance for doubtful accounts	(104)	(112)

	$612	$581

(i)	Includes $49 as of December 31, 2004 and $76 as of December 31, 2003 corresponding to international wireless receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Tax credits	$26	$67
Prepaid expenses	17	17
Advances to employees	2	5
Other	33	30

	$78	$119

Non current
Deferred tax assets, net of valuation allowance (i)	$—	$20
Credit on minimum presumed income tax (ii)	200	151
Other tax credits	4	3
Prepaid expenses	14	7
Other	14	15

Subtotal	232	196
Allowance for doubtful accounts	(4)	(3)

	$228	$193

(i)	As of December 31, 2003, net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2004	As of December 31, 2003
Wireless handsets and equipment	$82	$16
Allowance for obsolescence	(3)	(2)

	$79	$14

TELECOM ARGENTINA S.A.

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2004	As of December 31, 2003
Deferred printing cost	$1	$1
Raw materials	2	2

	$3	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Suppliers	$490	$414
Deferred revenues	40	30
Related parties (Note 7)	18	7

	$548	$451

Non current
Suppliers	$7	$—

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Vacation, bonuses and social security payable	$58	$55
Special termination benefits	16	17
Other	5	5

	$79	$77

Non current
Special termination benefits	$29	$22
Other	4	8

	$33	$30

TELECOM ARGENTINA S.A.

5. Breakdown of the main accounts (continued)

(i) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Turnover tax	$39	$30
VAT, net	32	44
Tax on minimum presumed income, net	17	27
Income tax, net (i)	1	—
Other	25	19

	$114	$120

Non current
Deferred tax liabilities	$5	$—

(i)	Corresponds to Nucleo.

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2004	As of December 31, 2003
Current
Contributions to government programs	$13	$13
Court fee	2	—
Other	7	12

	$22	$25

Non current
Court fee	$20	$—
Asset retirement obligations	13	10
Deferred revenue on sale of capacity and related services	31	21
Retirement benefits	7	8

	$71	$39

TELECOM ARGENTINA S.A.

5. Breakdown of the main accounts (continued)

(k) Net sales

Net sales consist of the following:

	Years ended December 31,
	2004	2003	2002
Voice	$2,302	$2,164	$2,529
Data	151	185	230
Internet	265	207	195

Subtotal	2,718	2,556	2,954
Wireless	1,733	1,163	1,035
Directories publishing	43	34	23

	$4,494	$3,753	$4,012

(l) Equity (loss) gain from related companies

Equity (loss) gain from related companies consists of the following:

	Years ended December 31,
	2004	2003	2002
Latin American Nautilus	—	—	(15)
Nahuelsat	(2)	2	(8)

	$(2)	$2	$(23)

(m) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2004	2003	2002
Generated by assets
Interest income	$92	$108	$76
Foreign currency exchange gain/(loss)	178	(38)	618
Losses on exposure to inflation	—	(11)	(2,106)
Impairment loss on the Argentina 2004 bond	(56)	—	—
Other	8	(10)	(140)

Total generated by assets	$222	$49	$(1,552)

Generated by liabilities
Interest expense	$(747)	$(664)	$(928)
Less capitalized interest on fixed assets	5	6	66
Foreign currency exchange gain (loss)	(638)	662	(3,540)
Gain on exposure to inflation	—	4	942
Other	(14)	(9)	(290)

Total generated by liabilities	$(1,394)	$(1)	$(3,750)

Total financial results	$(1,172)	$48	$(5,302)

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2004	2003	2002
Termination benefits	$(59)	$(75)	$(48)
Provision for contingencies	(24)	(90)	(101)
Other, net	5	(3)	(27)

	$(78)	$(168)	$(176)

(o) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2004	2003	2002
Discount on principal (i)	$113	$361	$—
Discount on accrued and penalty interest	142	49	—
Reversal of net capitalized foreign currency exchange differences	(4)	(21)	—
Court fee	(22)	—	—
Other related expenses	(20)	(13)	—

	$209	$376	$—

(i)	Includes $41 of gain on discounting of debt.

TELECOM ARGENTINA S.A.

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2004	2003	2002	2001
Cash and banks	$32	$26	$53	$129
Current investments	3,630	2,441	1,362	332

Total as per balance sheet	$3,662	$2,467	$1,415	$461
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—	—	(36)	(32)
- Time deposits with maturities of more than three months	(463)	(193)	—	—
- Government bonds (ii)	(251)	(58)	(65)	—
- Equity investments (Note 18)	(8)	—	—	—

Total cash and cash equivalents as shown in the statement of cash flows	$2.940	$2,216	$1,314	$429

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance.
(ii)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Years ended December 31,
	2004	2003	2002
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(90)	$(5)	$61
Trade accounts receivable	(32)	(334)	(106)
Other receivables	15	(3)	1,049
Inventories	(75)	(8)	(16)
Other assets	—	—	10

	$(182)	$(350)	$998

Net (decrease) increase in liabilities
Accounts payable	$53	$129	$(388)
Compensation and social benefits payable	5	17	(127)
Taxes payable	(72)	179	(61)
Other liabilities	5	10	(25)
Contingencies	(18)	(17)	(96)

	$(27)	$318	$(697)

The Company has not paid income taxes in any of the years presented. Interest paid during the years ended December 31, 2004, 2003 and 2002, amounted to $118, $335 and $446, respectively.

•	Non-cash investing and financing activities:

	Years ended December 31,
	2004	2003	2002
Acquisition of fixed and intangible assets through incurrence of accounts payable	$255	$198	$12
Capitalized interest on fixed assets	5	6	66
Wireless handsets lent to customers at no cost (i)	8	3	10
Provision for minimum presumed income tax	46	68	—
Capacity-related services	9	—	—
Payment of claims through the use of provision for contingencies	7	—	—
Government bonds and tax credits exchanged for tax certificates	3	(90)	—
Collection of receivables with government bonds	—	352	853
Payment of taxes with government bonds	—	(223)	(451)
Payment of accounts payable with government bonds	—	(123)	(224)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Years ended December 31,
	2004	2003	2002
Government bonds with maturities of more than three months	$(147)	$15	$100
Time deposits with maturities of more than three months	(235)	(193)	—
Contribution to the “2003 Telecommunications Fund”	—	(2)	—

Total cash flows from investments not considered as cash equivalents	$(382)	$(180)	$100

Financing activities components:

	Years ended December 31,
	2004	2003	2002
Proceeds from bank loans	$—	$—	$18
Payment of Notes	—	(277)	—
Payment of bank loans	(471)	(156)	(42)
Payment of interest on Notes	—	(231)	(191)
Payment of interest on bank loans	(118)	(52)	(87)
Payment of interest on fixed assets and inventory financing	—	(52)	(101)
Payment of collateral on derivative instruments	—	—	(67)

Total financing activities components	$(589)	$(768)	$(470)

TELECOM ARGENTINA S.A.

6. Supplementary cash flow information (continued)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Years ended December 31,
	2004	2003	2002
Total cash flows provided by operating activities	$2,037	$2,028	$1,701
Total cash flows used in investing activities	(851)	(345)	(312)
Total cash flows used in financing activities	(589)	(768)	(470)
Effect of exchange rate changes on cash and cash equivalents	127	(13)	2
Effect of inflation accounting	—	—	(36)

Increases (decreases) in cash and cash equivalents	$724	$902	$885

7 - Related party transactions

(a) Controlling group

As of December 31, 2004, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the Company was informed that the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013. As of December 31, 2004, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. W de Argentina—Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of December 31, 2004	As of December 31, 2003
Accounts receivable
Telecom Italia Mobile S.p.A. (a)	2	1
Entel PCS Telecomunicaciones S.A. (a)	2	2
TIM Celular S.A. (a)	—	1

	$4	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	12	1
Pirelli Energía Cables y Sistemas de Argentina S.A.(a)	2	1
Entel Chile S.A. (a)	1	2
Telecom Italia S.p.A. Argentine branch (a)	1	—
Etec S.A. (a)	1	—
Tel3 S.A. (a)	1	—
Entel S.A. (Bolivia) (a)	—	1
Teco Soft Argentina S.A. (a)	—	2

	$18	$7

		Years ended December 31,
	Transaction description	2004	2003	2002
Services rendered:
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$4	$4	$9
Golden Lines (a)	International inbound calls	1	1	1
Latin American Nautilus (a) (e)	International inbound calls	2	1	2
Entel S.A. (Bolivia) (a)	International inbound calls	1	1	1
Entel Chile S.A. (a)	International inbound calls	10	13	19
Entel PCS Telecomunicaciones S.A. (a)	Roaming	5	4	—
Telecom Italia Mobile S.p.A. (a)	Roaming	4	2	—
TIM Celular S.A. (a)	Roaming	2	—	—
Retevisión Móvil S.A. (a)	Roaming	1	—	—

Total net sales		$30	$26	$32

TELECOM ARGENTINA S.A.

7 - Related party transactions (continued)

		Years ended December 31,
	Transaction description	2004	2003	2002
Services received:
Nahuelsat (d)	Rental expenses	$8	$7	$7
Intelsat Ltd. (d)	Rental expenses	3	5	8
Telecom Italia Argentine branch (a)	Fees for services	3	3	13
Teco Soft Argentina S.A. (a)	Fees for services	3	12	10
Tel3 S.A. (a)	Fees for services	14	3	1
Pirelli Energía Cables y Sistemas (a)	Fees for services	10	—	—
Pirelli Telecomunicaciones Cables y Sistemas (a)	Fees for services	4	—	—
Entel Chile S.A. (a)	International outbound calls	13	11	14
Entel S.A. (Bolivia) (a)	International outbound calls	4	3	5
Etec S.A. (a)	International outbound calls	3	4	2
Golden Lines (a)	International outbound calls	1	1	1
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	3	3	5
Telecom Italia Mobile S.p.A. (a)	Roaming	1	1	—
Telesoft S.p.A. Argentine branch (a)	Fees for services	—	—	14
Olivetti Argentina S.A. (a)	Fees for services	—	—	2
La Caja ART S.A. (b)	Insurance	2	—	—
Caja de Seguros S.A. (b)	Insurance	2	—	—
FCR Argentine branch (c)	Fees for services	—	3	14
Sofrecom Argentina S.A. (c)	Fees for services	—	9	9
Latin American Nautilus (a) (e)	Lease of circuits	1	—	15
Multibrand (e)	Advertising	—	1	3

Total operating costs		$75	$66	$123

Purchases of fixed assets/intangible assets:
Telecom Italia Sparkle S.p.A. (a)		$24	$—	$—
Tel3 S.A. (a)		4	—	5
Teco Soft Argentina S.A. (a)		—	1	4
Pirelli Energía Cables y Sistemas de Argentina S.A.(a)		—	—	1
Telesoft S.p.A. Argentine branch (a)		—	—	6
Sofrecom Argentina S.A. (c)		—	8	14

Total fixed assets and intangible assets		$28	$9	$30

(a)	Such companies form part of Telecom Italia Group, a shareholder of the Company.
(b)	Such companies form part of W de Argentina - Inversiones S.L., a shareholder of the Company.
(c)	Such companies form part of France Telecom Group and were related parties up to December 19, 2003.
(d)	The Company has between 0.15% and 5.75% of the capital stock in such companies.
(e)	The Company had between 10% and 25% of the capital stock in such companies.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. Transactions representing more than 1% of the total shareholders equity of the Company were approved by the Audit Committee in compliance with Decree No. 677/01.

As of December 31, 2004, Telecom Argentina had loans outstanding to two officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

(c) Management agreement

On October 10, 2004 the management agreement between Telecom Argentina and the Operators expired.

8 – Debt

8.1. The Company’s short-term and long-term debt

Short-term and long-term debt comprises the following:

	As of December 31, 2004	As of December 31, 2003
Short-term debt:
- Principal:
Notes	$5,353	$4,912
Bank loans	1,177	1,638
Fixed assets financing	1,475	2,169
Inventory financing	—	426

Subtotal	8,005	9,145
- Accrued interest	1,259	747
- Penalty interest	170	104

Total short-term debt	$9,434	$9,996

Long-term debt:
- Principal:
Bank loans	$1,260	$86
Gain on discounting of debt	(41)	—

Total long-term debt	1,219	86

Total debt	$10,653	$10,082

TELECOM ARGENTINA S.A.

8 - Debt (continued)

As of December 31, 2004, Personal and Nucleo’s debt had been restructured while the approval of Telecom Argentina’s debt restructuring proposal by the reviewing court is pending and expected to be approved in 2005. As of December 31, 2004, the total restructured debt and in-process restructuring debt is as follows:

	Telecom Argentina	Personal	Nucleo	Eliminations	Consolidated as of December 31, 2004
Restructured debt
w Principal	—	1,230	120	(83)	1,267
w Accrued interest	—	9	—	—	9

Subtotal	—	1,239	120	(83)	1,276
w Gain on discounting of debt	—	(57)	—	16	(41)

Total (8.2)	—	1,182	120	(67)	1,235

▪ Current	—	14	5	(3)	16
▪ Non current	—	1,168	115	(64)	1,219
In-process restructuring debt
w Principal	7,998	—	—	—	7,998
w Accrued interest	1,250	—	—	—	1,250
w Penalty interest	170	—	—	—	170

Total (8.3)	9,418	—	—	—	9,418

Total debt	9,418	1,182	120	(67)	10,653
▪ Current	9,418	14	5	(3)	9,434
▪ Non current	—	1,168	115	(64)	1,219

Due to their significance, the gains on debt restructurings and debt repurchase have been included in a separate line item in the consolidated statement of income titled “Gain on debt restructuring”. The table below shows (i) the gain on repurchase of debt recognized in the year ended December 31, 2003 and (ii) the gain on debt restructuring recognized in the year ended December 31, 2004; both classified by entity and component, as follows:

	Telecom Argentina	Personal	Nucleo	Publicom	Eliminations	Consolidated
Repurchase of debt
w Discount on principal	270	86	—	5	—	361
w Discount on accrued and penalty interest	37	11	—	1	—	49
w Reversal of capitalized foreign currency exchange differences	(14)	(7)	—	—	—	(21)
w Other related expenses	(13)	—	—	—	—	(13)

Total as of December 31, 2003	280	90	—	6	—	376

In-process restructuring debt
w Discount on principal	—	72	—	—	—	72
w Discount on accrued and penalty interest	—	145	11	—	(14)	142
w Court fees	(22)	—	—	—	—	(22)
w Other related expenses	1	(17)	(4)	—	—	(20)

Subtotal	(21)	200	7	—	(14)	172
w Gain on discounting of debt	—	57	—	—	(16)	41
w Reversal of capitalized foreign currency exchange differences	—	(4)	—	—	—	(4)

Total as of December 31, 2004	(21)	253	7	—	(30)	209

The Company had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under its debt restructuring proposals. The Company previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of December 31, 2004, the Company has an aggregate remaining amount of $2,228 on deposit.

8.2. Restructured debt

As further described below, Personal and Nucleo restructured their outstanding debt representing 12% of the total Company’s indebtedness as of December 31, 2004, as follows:

(a) Personal

In July 2004, Personal announced a proposal for the restructuring of its debt under an APE (see below for a description of an APE). Generally an APE requires court approval to be considered legal and binding between the parties. Telecom Personal’s APE Solicitation did not require court approval provided the level of creditor consent to the proposal was higher than 95%. Since such level reached 100% of the total Telecom Personal unsecured indebtedness, court review and approval was not required. Accordingly Telecom Personal completed the restructuring of its debt in November 2004 which comprised of a reduction in principal and interest of approximately US$71 million, a cash payout of approximately US$165 million and the extension of maturity of the remaining indebtedness, as follows:

TELECOM ARGENTINA S.A.

8 - Debt (continued)

	US$	Equivalent in Argentine pesos	Interest rate (i)	Maturity date
Series A	46	137	5.53% - 8%	October 2014
Series B	367	1,093	9%, 10% and 11%	October 2011

Total principal	413	1,230

(i)	Escalated interest rates for US dollar denominated notes – see table below for escalated interest rates for other currencies denominated notes.

The new debt provides for mandatory prepayment with excess cash as explained in 8.4 below.

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money. Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of 11%. The discount amounted to $57 recorded in a separate line item titled “Gain on discounting of debt”. This gain includes an amount of $16 corresponding to the discount of a restructured intercompany loan from Telecom Argentina (which originally amounted to $83). After intercompany eliminations, the gain on discounting of debt amounted to $41.

(b) Nucleo

In April 2003, Nucleo restructured its outstanding indebtedness amounting to US$14 million with local financial creditors which allowed certain concessions. Concessions resulted from the extension of maturity and forgiveness of accrued penalty interest rather than a reduction in principal amount. Furthermore, in November 2004, Nucleo completed the restructuring of its outstanding indebtedness of US$59 million with foreign creditors. Foreign creditors also agreed to an extension of maturity to December 2008 and the forgiveness of accrued penalty interest.

The restructured debt with local creditors accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors accrues interest at a variable interest rate of three-month LIBO plus 4.5%.

Since contractual rates are commensurate with the risks of the debt instrument and time value of money the new debt has not been discounted.

8.3. In-process restructuring debt

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs in January 2002, the uncertainties of the economic situation and the regulatory environment in which the Telecom Group operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Telecom Group continued to conduct business as usual.

Following the debt restructuring of Personal and Nucleo as described above, the only in-process debt restructuring indebtedness of the Telecom Group is the one pertaining to Telecom Argentina. As of December 31, 2004, the in-process restructuring debt aggregated $9,418. Of the total amount of the outstanding debt, $6,505 is due (including principal amounts for US$816 million, Euro 792 million, Japanese yen 6,862 million and $71; and interest amounts for US$31 million, Euro 113 million, Japanese yen 554 million and $13) and $2,913 is payable on demand.

The outstanding debt of Telecom Argentina is comprised of the following:

✓	Short-term and Medium-term Notes Programs

Telecom Argentina issued various series of notes under short-term and medium-term global note programs (the “Notes”). These programs were approved by shareholders’ general meetings which authorized the Board of Directors to determine the respective terms and conditions of the Notes, including amount, price, interest rate and currency. These global programs and the Notes issued thereunder were ranked by Argentine rating agencies.

TELECOM ARGENTINA S.A.

8 - Debt (continued)

The terms and conditions of the various series of Notes contain customary affirmative and negative covenants, including, but not limited to, limitations on creation of liens on assets and/or revenues of Telecom Argentina, mergers and others.

The terms and conditions of the Notes and loan agreements issued by Telecom Argentina contain certain clauses, which provided for events of default, such as the following:

-	Failure to pay principal or interest at maturity;

-	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

-	Telecom Argentina’s written notice of its inability to pay its debts as they mature;

-	Any final judgment providing for the payment of an aggregate amount exceeding US$20 million; and

-	Telecom Argentina’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or similar judicial or extrajudicial reorganization arrangements.

As a result of the defaults, the bondholders and lenders were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, Telecom Argentina has received notices of acceleration from certain lenders representing loan amounts exceeding US$20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The following table shows the outstanding series of Notes under the programs as of December 31, 2004:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at December 31, 2004	Market value at December 31, 2004
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	347	312
Series E (a)	5.5.97	US$	100	8	5.5.05	5.48	298	278
Series F (c)	5.30.97	Euro	207	10	5.30.07	8.87	770	755
Series H (b) (c)	3.18.98	Euro	207	10	3.18.08	3.71	763	618
Series I	4.8.99	Euro	200	5	4.8.04	8.37	757	742
Series K	7.1.99	Euro	250	3	7.1.02	7.25	834	751

Program D:

Series 1	4.7.00	Euro	250	3	4.7.03	7.62	912	894
Series 2	7.2.01	Euro	190	3	7.2.04	9.50	672	659

Principal							5,353	5,009

Accrued interest							977
Penalty interest							91

							6,421

(i)	Percentages have been rounded.
(a)	Accrue interest at LIBOR plus 3.125%. (*)
(b)	Accrue interest at 6-month LIBOR plus 1.5%. (*)
(c)	Originally issued in Italian Lira.
(*)	As of December 31, 2004, LIBOR was 2.78%.

- Global Program B

Telecom Argentina has six series of Notes outstanding under Global Program B, with several maturity dates as shown in the table above. As of December 31, 2004, an amount of $4,492 is outstanding under the program. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

Telecom Argentina was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$200 million and US$1,500 million, respectively. As of December 31, 2004, two series (1 and 2) are outstanding under Global Program D for an aggregate amount of $1,929. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

✓	Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.68%.

TELECOM ARGENTINA S.A.

8 - Debt (continued)

✓	Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 5.05%. The most significant are:

Mediocredito Centrale:

Prior to the privatization of ENTel, the Argentine Government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were used to finance the digitalization of the telephone network in Argentina. Under this credit line, the Argentine Government ceded to Telecom Argentina the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine Government remains the debtor to the Mediocredito Centrale; however, Telecom Argentina assumes the obligation to service the debt. In the event Telecom Argentina fails to pay the loan installments, and the Argentine Government has to settle the obligations, Telecom Argentina’s debt towards the Argentine Government may be offset against receivables for services rendered to certain governmental agencies. As of December 31, 2004, an amount of approximately $167 (principal plus accrued and penalty interests) or Euro 41 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, Telecom Argentina entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for a loan of up to Japanese yen 12,000 million due June 15, 2010 of which Japanese yen 11,652 million were used. As of December 31, 2004, an amount of approximately $363 (principal plus accrued and penalty interest) is outstanding under the agreement.

(b) Filing of the APE with the Argentine courts

On June 22, 2004, Telecom Argentina filed a Registration Statement with the SEC in connection with the solicitation to grant powers of attorney or commitments to approve and execute an APE. Like documents were also filed with the CNV and the Commissione Nazionale per le Societá e la Borsa (CONSOB) (the “Italian Securities Commission”). The registration statements were partially amended on July 9, 2004.

Given that Telecom Argentina failed to obtain the consent of more than 95% of unsecured financial creditors, it was compelled, under the terms of the solicitation, to request court approval of the agreement.

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval. Upon approval by the reviewing court, an APE becomes binding on all the debtor’s unsecured creditors affected by the restructuring proposal contained in the APE, whether or not those creditors have participated in the negotiation and execution of the APE.

The in-process restructuring debt comprises the unsecured creditors of Telecom Argentina as of August 31, 2004 which totaled $8,868 million as of that date (equivalent to US$2,959 million translated at the applicable exchange rate as of August 31, 2004). An amount of US$2,880 million out of the total US$2,959 million represents unsecured financial indebtedness while the remaining US$79 million represents unsecured commercial indebtedness.

On October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom Argentina as of August 31, 2004, the executive APE was filed with the reviewing court for approval.

Pursuant to the terms of the APE, Telecom Argentina proposed to restructure all of its outstanding unsecured financial indebtedness through different options including the issuance of new unsecured non-convertible notes (the “New Notes”) and/or cash payments. The unsecured commercial indebtedness will be paid in accordance with its original terms and conditions.

TELECOM ARGENTINA S.A.

8 - Debt (continued)

On November 2, 2004, the Shareholders’ Meeting of Telecom Argentina approved the issuance of the New Notes for up to a maximum amount of US$1,872 million or its equivalent in other currencies for the purpose of the refinancing of its unsecured financial indebtedness as further explained below.

The equivalent dollar amounts were determined based on (1) the applicable exchange rate in force as of the reference date (August 4, 2004) and (2) the corresponding adjustment based on the CER Index.

Provided the conditions are met and approvals obtained, 47% of the New Notes will be Series A Notes and 53% will be Series B Notes, according to the options selected by consenting noteholders. For each US$1,058 of outstanding debt (which includes a capitalized interest coefficient factor as defined in the APE) consenting noteholders will receive the payment options as described in the table below:

	Participating holder selecting Option A (in US$, Euro, Peso or Yen)	Participating holder selecting Option B (in equivalent US$)	Participating holder selecting Option C (in equivalent US$)

Series A Notes	1,058	—	—
Series B Notes (i)	—	625	—
Cash	—	319	850

Total	1,058	944	850

(i)	Noteholders who selected Option B will have 37.5% of their outstanding debt allocated to Option C.

The APE provides that non-consenting creditors will receive consideration in the form of Series A Notes, or such other consideration as is ordered by the reviewing court.

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes will be further split into listed and unlisted notes. Series A-1 and B-1 listed notes (collectively the “New Listed Notes”) will be issued in exchange for outstanding Notes. Series A-2 and B-2 unlisted notes (collectively the “New Unlisted Notes”) will be issued in exchange for outstanding loans and loan commissions.

Series A-1 Notes may be dollar- or euro-denominated listed notes. Series A-2 may be dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes will be dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrued at an additional annual rate of 2% on overdue principal and interest.

On November 26, 2004 the Shareholders’ Meeting of Telecom Argentina ratified the filing of the APE for court approval and further resolved that the proceedings will continue. Such Shareholders’ Meeting further authorized to file the proposal with foreign courts to the extent applicable or advisable to Telecom Argentina.

From the date the APE was filed, the reviewing court has been requesting Telecom Argentina to produce additional documentation which Telecom Argentina submitted in due course.

On February 4, 2005, the reviewing court called for a meeting of consenting noteholders. All of the creditors who attended the meeting voted in favor of the restructuring proposal described in the APE and ratified the form of consideration to be paid, assuming the APE is approved by the reviewing court.

On February 25, 2005, under the applicable laws and regulations, the reviewing court ordered the opening of the APE process and the publication of notices in order for the creditor opposition period to start. As an additional security to the creditors, certain property of Telecom Argentina was restricted as to disposal. The net carrying value of these assets amounted to $899 as of December 31, 2004.

TELECOM ARGENTINA S.A.

8 - Debt (continued)

Under the court reviewing process, Telecom Argentina is subject to a court fee of 0.25% levied on the total amount of restructured debt. In the opinion of legal counsel, the court fee accrues as from the commencement of the reviewing process. It is expected that the fee will be payable in up to ten installments, accordingly, Telecom Argentina accrued a total amount of $22, of which $20 was classified as non-current other liabilities. The charge to the statement of income has been included in the line item gain on debt restructuring.

Although Telecom Argentina expects that the restructuring process will be successfully completed by June 2005, there can be no assurance that the APE will be approved by the reviewing courts in the timeframe provided in the APE.

If completed, the debt restructuring process will likely have a significant positive impact on the balance sheet and the statement of income.

(c) Legal actions brought against Telecom Argentina

Telecom Argentina has been served notice of claims brought by certain noteholders seeking enforcement of their rights under the respective indentures. The claims amounted to US$0.8 million as of the date of these financial statements, representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$1.2 million held in bank accounts has been restricted as of the date of these financial statements.

Telecom Argentina was also served notice of three involuntary bankruptcy petitions.

As a result of the APE reviewing process, all of the proceedings mentioned above against Telecom Argentina have been stayed. Once court approval has been granted, the decision of the court shall apply to the claims mentioned.

8.4. Covenants of the New Notes (to be issued by Telecom Argentina as described above) and the restructured debt of Telecom Personal and Nucleo

Mandatory prepayments

If the relevant company has generated “Excess Cash” (calculated pursuant to the relevant debt instrument), then such company shall apply the Excess Cash, on a semi-annual basis, to make payments on the relevant debt instrument. Telecom Argentina and Telecom Personal may make payments on the remaining scheduled installments of their debt instruments in direct order of maturity, or, at the company’s option, retire the debt instruments through open market purchases or pro-rata prepayments. Prior to making any such payment with Excess Cash, each of Telecom Argentina and Telecom Personal is permitted to retain a specific portion of the Excess Cash to supplant the company’s existing cash balance and to retain a specific portion of the Excess Cash for specified uses relating to the operation of its business. Excess cash payments under Nucleo’s loans are to be applied in direct order of maturity as specified therein.

Excess cash shall be measured semi-annually based on the financial statements as of June 30 and as of December 31 of each year, and any excess cash must be applied no later than the due date of the amortizations immediately subsequent to each June 30 or December 31, respectively.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the New Notes will have to be at least two and a half times such distribution payment.

Reinvestment of Telecom Personal and Nucleo distribution payments

If Telecom Personal and/or Nucleo makes any distribution payment (as defined in the indenture governing of the Notes, including but not limited to the payment of dividends) the aggregate amount of payments is required to be reinvested in the paying entity.

Negative covenants

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Telecom Personal and Nucleo require that the companies comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

TELECOM ARGENTINA S.A.

8 - Debt (continued)

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless the relevant company meets a specified indebtedness/EBITDA ratio: (i) with respect to Telecom Argentina and its restricted subsidiaries (other than Telecom Personal and its subsidiaries), 2.75 to 1 or, if any specified adjustment event has occurred, 2.25 to 1, (ii) with respect to Telecom Personal and its restricted subsidiaries (other than Nucleo and its subsidiaries), 2.25 to 1 and (iii) with respect to Nucleo and its subsidiaries, 2.00 to 1, in addition to certain other conditions;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes and the Telecom Personal loans, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Telecom Personal and by Telecom Personal to Nucleo. These restricted payments covenants also restrict the ability of Telecom Personal and Nucleo to make loans to their respective parent companies (Telecom Argentina and Telecom Personal);

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	With respect to Nucleo, maintenance of certain financial ratios.

In the case of Telecom Argentina and its restricted subsidiaries, the negative covenants mentioned above will come into effect as soon as the New Notes are issued. However, in accordance with the terms of the APE agreement, until the date of issuance of the New Notes, the Company has agreed to meet the negative covenants as if the New Notes had been issued, except for certain cases as expressly defined in the APE.

As discussed above, the restricted net assets computed in accordance with Argentine GAAP as of December 31, 2004 for our consolidated subsidiaries, Telecom Personal and Núcleo, amounted to $798 and $62, respectively.

8.5. Events of default for Telecom Argentina, Telecom Personal and Nucleo

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Telecom Personal and Nucleo provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$20 million in the case of Telecom Argentina and Telecom Personal and US$2 million (if any payment default exists) or US$3 million (if any other default that results in acceleration exists) in the case of Nucleo;

(iii)	Any final judgment against Telecom Argentina and/or Telecom Personal providing for the payment of an aggregate amount exceeding US$20 million;

(iv)	Any final judgment against Nucleo providing for the payment of an aggregate amount exceeding US$4 million;

(v)	Telecom Argentina, Telecom Personal or Nucleo voluntary petition for bankruptcy, special bankruptcy proceedings or out-of-court reorganization agreements and,

(vi)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina, Telecom Personal and/or Nucleo and/or any of their restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina, Telecom Personal or Nucleo, or, if applicable, any of their restricted subsidiaries, then Telecom Argentina, Telecom Personal or Nucleo shall be in default under the New Notes and the new loan agreements, as applicable. Telecom Argentina’s default does not trigger an event of default under Telecom Personal or Nucleo’s loans. Telecom Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

8.6. Measurement and classification of liabilities

Penalty and post-default interest increases

The debt of Telecom Argentina under restructuring contemplated the payment of penalty interest in the event of default. Accordingly, the Company recorded penalties and post-default interest increases for approximately $170 as of December 31, 2004. This amount is included in the line item debt in the balance sheet.

TELECOM ARGENTINA S.A.

8 - Debt (continued)

However, the Company’s legal counsel believes that based on the facts that (i) the APE does not prescribe the payment of penalty interest and (ii) the forgiveness of the penalty interest of Telecom Personal and Nucleo aggregating $37 as of December 31, 2004, it is more likely than not that Telecom Argentina will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

Denomination of Telecom Argentina’s debt

As discussed above, as of December 31, 2004 and December 31, 2003, a substantial portion of Telecom Argentina’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom Argentina recorded its outstanding debt at their respective original foreign currencies since Telecom Argentina expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to Telecom Argentina or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to Telecom Argentina’s creditors and the APE, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

Classification of Telecom Argentina’s debt

Since the noteholders, at their option, may request payment of principal and accrued interest in the event of default and that Telecom Argentina received notices of acceleration as described above, the total outstanding debt has been classified as current liabilities in these consolidated financial statements.

9 - Shareholders’ equity

(a) Common stock

At December 31, 2004, the Company has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

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

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

TELECOM ARGENTINA S.A.

9 - Shareholders’ equity (continued)

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

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

The Company requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed the Company that a judicial resolution in favor of the total conversion had not been granted. The Company has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares. In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. As of the date of these financial statements, these elections have not yet been called.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 8, the BCBA decided to transfer the trading of the Company’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions. In addition, since the Company’s accumulated losses have absorbed its reserves and at least 50% of the Company’s share capital, the BCBA has also decided to transfer the trading of the Company’s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since the Company reported significant losses for the year ended December 31, 2002, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualifies for mandatory reduction of capital. This situation continues as of December 31, 2004.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004.

Although the suspension period expired on December 10, 2004, the government has not formally issued an extension. Thus, the Board of Directors will inform the shareholders to take actions as appropriate to remediate the situation described above.

10. Income tax

Income tax (expense) benefit for the years ended December 31, 2004, 2003 and 2002 consists of the following:

	Years ended December 31,
	2004	2003	2002
Current tax expense	$(1)	$—	$
Deferred tax (expense) benefit	(25)	7		1,304

Income tax (expense) benefit	$(26)	$7		$1,304

        The Company accounts for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

TELECOM ARGENTINA S.A.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

10. Income tax (continued)

	As of December 31, 2004	As of December 31, 2003
Deferred tax assets:
Tax loss carryforwards	$1,573	$1,665
Allowance for doubtful accounts	78	90
Provision for contingencies	82	81
Foreign exchange gains and losses	161	241
Other	241	177

Total deferred tax assets	$2,135	$2,254

Deferred tax liabilities:
Fixed assets	57	80
Inflation adjustment (i)	1,152	1,428
Foreign currency gains/losses (ii)	236	279

Total Deferred tax liabilities	1,445	1,787

Valuation allowance	695	447

Net deferred tax (liabilities) assets	$(5)	$20

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

(ii)	Mainly relate to capitalized interest and foreign currency exchange gains and losses in fixed assets.

Income tax (expense) benefit for the years ended December 31, 2004, 2003 and 2002 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2004	2003	2002
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$225	$(128)	$2,000
Permanent differences:
Non taxable items	(3)	16	(131)
Change in valuation allowance	(248)	119	(565)

Income tax (expense) benefit	$(26)	$7	$1,304

As of December 31, 2004, the Company has accumulated operating tax loss carryforwards of approximately $1,573. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Telecom Argentina	Publicom	Telecom Personal	Total consolidated
2007	1,416	—	155	1,571
2008	—	2	—	2

Total	1,416	2	155	1,573

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

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that, as of December 31, 2004, a valuation allowance has been provided for Telecom Argentina’s related net deferred tax assets. The Company will continue to monitor the need for a change in the valuation allowance that has been provided.

11. Modification of the terms of issuance of “Argentina 2004” Bonds

In May 2001, the Argentine Government enacted Decree No. 424/01 obligating companies to purchase certain treasury bonds (Argentina 2004 Bonds or Patriotic Bonds). Accordingly, Telecom Argentina purchased approximately US$30 million of such bonds. Telecom Argentina intended to hold the securities to maturity in May 2004. Pursuant to the terms of issuance, these securities could be exchanged for tax certificates (“CEOI”) to settle federal tax obligations. A subsequent decree suspended this possibility and introduced certain significant changes to the regime. These changes included but were not limited to the establishment of monthly limits to the settlement of tax liabilities through the use of CEOI. In April 2004, the Argentine Government terminated the regime and conditioned its continuance upon the restructuring of the country’s sovereign debt.

Telecom Argentina filed administrative claims seeking nullification of the decrees, which claims were rejected by the government.

As of December 31, 2004, Telecom Argentina has Argentina 2004 bonds outstanding for an aggregate amount of $79 (US$27 million) which could have been exchanged for CEOI. Based on the facts and circumstances described above, management recognized an other-than-temporary impairment loss of $56 to carry the securities at fair value.

TELECOM ARGENTINA S.A.

11. Modification of the terms of issuance of “Argentina 2004” Bonds (continued)

Management together with legal counsel evaluated alternative courses of action and finally resolved to participate in the sovereign debt exchange proposed by the Argentine Government. In 2005, Telecom Argentina exchanged Argentina 2004 bonds for new peso and dollar denominated Discount Bonds.

12. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments aggregating approximately $164 as of December 31, 2004, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the Department of Communications of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

-	Creating alternative mechanisms for financing;

-	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

-	Developing and consolidating the 2003 Telecommunications Fund; and

-	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Company contributed $1.5 at the inception of the Fund. The Company also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Company completed its financial restructuring successfully. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers - for an estimated amount of $10 - which would facilitate their access to financing.

(c) Contingencies

The Company is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Company has established reserves for an aggregate amount of $244 to cover potential losses under these claims.

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

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

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

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2004, labor lawsuits in this connection amounted to $17.

TELECOM ARGENTINA S.A.

12. Commitments and contingencies (continued)

Tax matters

In December 2000, the Argentine Tax Authority (the “AFIP”) assessed Telecom Argentina approximately $50.6 in additional income tax for fiscal years 1993 through 1999 resulting from an income tax audit for that period. The AFIP has asserted that Telecom Argentina improperly calculated its tax depreciation for its fiber optic network. In December 2001, the AFIP assessed an additional $2.2 in income tax for the same periods. The AFIP asserted a tax deficiency related to Telecom Argentina’s valuation of its equity interest in former equity investee Telintar. Telecom Argentina disagrees with these assessments and is vigorously contesting them. Management believes the ultimate outcome of these tax audits will not have a material adverse impact on the Company’s financial position or results of operations.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal courts alleging the unconstitutionality of certain resolutions issued by the Department of Communications. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2004, these restricted funds totaled $8. The Company has reclassified these balances to other receivables on the Company’s balance sheet.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments following the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

TELECOM ARGENTINA S.A.

13. Segment information (continued)

The companies aggregated reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina Telecom Argentina USA Micro Sistemas (ii)
Wireless	Telecom Personal Nucleo Cable Insignia
Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2004, 2003 and 2002, more than 90 percent of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2004

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	2,718	1,733	43	4,494
Salaries and social security	(491)	(90)	(12)	(593)
Turnover tax	(88)	(78)	—	(166)
Maintenance, materials and supplies	(184)	(34)	(15)	(233)
Bad debt expense	8	(12)	(1)	(5)
Interconnection costs	(135)	—	—	(135)
Cost of international outbound calls	(82)	—	—	(82)
Lease of circuits	(34)	(4)	—	(38)
Fees for services	(81)	(20)	(1)	(102)
Advertising	(27)	(64)	(2)	(93)
Cost of cellular handsets	—	(237)	—	(237)
Commissions	(54)	(184)	—	(238)
Others	(169)	(355)	(2)	(526)

Operating income before depreciation and amortization	1,381	655	10	2,046
Depreciation of fixed assets	(1,233)	(316)	(3)	(1,552)
Amortization of intangible assets	(48)	(45)	(1)	(94)

Operating income	100	294	6	400
Equity loss from related companies	—	—	(2)	(2)
Financial results, net	(989)	(184)	1	(1,172)
Other expenses, net	(68)	(10)	—	(78)
Gain on debt restructuring	(21)	230	—	209

Net (loss) income before income tax and minority interest	(978)	330	5	(643)
Income tax	—	(24)	(2)	(26)
Minority interest	—	3	—	3

Net (loss) income	(978)	309	3	(666)

❑ Balance sheet information

Fixed assets, net	5,387	1,507	1	6,895
Intangible assets, net	84	686	3	773
Capital expenditures excluding materials	160	268	—	428
Acquisition of intangible assets	24	—	—	24
Depreciation of fixed assets	(1,233)	(324)	(3)	(1,560)
Amortization of intangible assets	(50)	(53)	(1)	(104)
Net financial debt	(5,842)	(1,150)	1	(6,991)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,737	428	(1)	2,164

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(265)	—	(473)
(Decrease) increase in investments not considered as cash and cash equivalents	(465)	87	—	(378)

Total cash flows used in investing activities	(673)	(178)	—	(851)

Cash flows from financing activities:
Payment of debt	—	(471)	—	(471)
Payment of interest and debt-related expenses	—	(118)	—	(118)

Total cash flows used in financing activities	—	(589)	—	(589)

Increase (decrease) in cash and cash equivalents	1,064	(339)	(1)	724
Cash and cash equivalents at the beginning of year	1,786	428	2	2,216

Cash and cash equivalents at year end	2,850	89	1	2,940

TELECOM ARGENTINA S.A.

13. Segment information (continued)

For the year ended December 31, 2003

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	2,556	1,163	34	3,753

Salaries and social security	(424)	(74)	(8)	(506)
Turnover tax	(86)	(51)	—	(137)
Maintenance, materials and supplies	(117)	(33)	(14)	(164)
Bad debt expense	3	(10)	(4)	(11)
Interconnection costs	(136)	—	—	(136)
Cost of international outbound calls	(76)	—	—	(76)
Lease of circuits	(29)	(9)	—	(38)
Fees for services	(83)	(13)	(2)	(98)
Advertising	(23)	(20)	(1)	(44)
Cost of cellular handsets	—	(22)	—	(22)
Commissions	(57)	(103)	—	(160)
Others	(164)	(211)	(2)	(377)

Operating income (loss) before depreciation and amortization	1,364	617	3	1,984
Depreciation of fixed assets	(1,436)	(327)	(5)	(1,768)
Amortization of intangible assets	(63)	(46)	—	(109)

Operating (loss) income	(135)	244	(2)	107
Equity gain from related companies	—	—	2	2
Financial results, net	(132)	168	12	48
Other expenses, net	(121)	(37)	(10)	(168)
Gain on debt restructuring	280	90	6	376

Net (loss) income before income tax and minority interest	(108)	465	8	365
Income tax	—	11	(4)	7
Minority interest	—	(21)	—	(21)

Net (loss) income	(108)	455	4	351

❑ Balance sheet information

Fixed assets, net	6,443	1,554	4	8,001
Intangible assets, net	110	731	4	845
Capital expenditures excluding materials	57	73	—	130
Acquisition of intangible assets	—	4	—	4
Depreciation of fixed assets	(1,436)	(343)	(5)	(1,784)
Amortization of intangible assets	(67)	(58)	—	(125)
Net financial debt	(6,220)	(1,361)	1	(7,580)

❑ Cash flow information

Cash flows provided by operating activities	1,509	499	7	2,015

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(77)	—	(168)
Decrease in investments not considered as cash and cash equivalents	(85)	(92)	—	(177)

Total cash flows used in investing activities	(176)	(169)	—	(345)

Cash flows from financing activities:
Decrease in debt	—	(11)	—	(11)
Repurchase of debt	(328)	(87)	(7)	(422)
Payment of interest and debt-related expenses	(283)	(52)	—	(335)
Inter-segment transfers of cash	5	(5)	—	—

Total cash flows used in financing activities	(606)	(155)	(7)	(768)

Increase in cash and cash equivalents	727	175	—	902
Cash and cash equivalents at the beginning of year	1,059	253	2	1,314

Cash and cash equivalents at year end	1,786	428	2	2,216

TELECOM ARGENTINA S.A.

13. Segment information (continued)

For the year ended December 31, 2002

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	2,954	1,035	23	4,012

Salaries and social security	(472)	(92)	(23)	(587)
Turnover tax	(91)	(40)	(1)	(132)
Maintenance, materials and supplies	(144)	(33)	(11)	(188)
Bad debt expense	(129)	(54)	(6)	(189)
Interconnection costs	(141)	—	—	(141)
Cost of international outbound calls	(103)	—	—	(103)
Lease of circuits	(24)	(17)	—	(41)
Fees for services and management fees	(123)	(13)	(3)	(139)
Advertising	(14)	(14)	—	(28)
Cost of cellular handsets	—	(12)	—	(12)
Commissions	(70)	(62)	—	(132)
Others	(254)	(175)	(4)	(433)

Operating income (loss) before depreciation and amortization	1,389	523	(25)	1,887
Depreciation of fixed assets	(1,558)	(416)	(6)	(1,980)
Amortization of intangible assets	(66)	(45)	—	(111)

Operating (loss) income	(235)	62	(31)	(204)
Equity gain from related companies	(15)	—	(8)	(23)
Amortization of goodwill	(10)	—	—	(10)
Financial results, net	(4,275)	(1,000)	(27)	(5,302)
Other expenses, net	(101)	(58)	(17)	(176)

Net (loss) income before income tax and minority interest	(4,636)	(996)	(83)	(5,715)
Income tax	1,104	186	14	1,304
Minority interest	—	25	—	25

Net (loss)	(3,532)	(785)	(69)	(4,386)

❑ Balance sheet information

Fixed assets, net	7,881	1,800	8	9,689
Intangible assets, net	177	765	4	946
Capital expenditures excluding materials	158	63	1	222
Acquisition of intangible assets	1	28	—	29
Depreciation of fixed assets	(1,558)	(419)	(6)	(1,983)
Amortization of intangible assets	(73)	(50)	—	(123)
Net financial debt	(7,653)	(2,079)	(12)	(9,744)

❑ Cash flow information

Cash flows provided by operating activities	1,297	370	—	1,667

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(260)	(154)	—	(414)
Increase (decrease) in investments not considered as cash and cash equivalents	112	(10)	—	102

Total cash flows used in investing activities	(148)	(164)	—	(312)

Cash flows from financing activities:
Payment of debt	(4)	(20)	—	(24)
Payment of interest and debt-related expenses	(357)	(89)	—	(446)
Inter-segment transfers of cash	(85)	85	—	—

Total cash flows used in financing activities	(446)	(24)	—	(470)

Increase in cash and cash equivalents	703	182	—	885
Cash and cash equivalents at the beginning of year	356	71	2	429

Cash and cash equivalents at year end	1,059	253	2	1,314

TELECOM ARGENTINA S.A.

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net (loss) income
Year 2004:
March 31,	1,017	494	65	95	124
June 30,	1,053	489	67	(393)	(354)
September 30,	1,141	499	76	(324)	(261)
December 31,	1,283	564	192	(550)	(175)

	4,494	2,046	400	(1,172)	(666)

Year 2003:
March 31,	851	453	(24)	961	907
June 30,	899	490	17	58	381
September 30,	961	504	31	(490)	(509)
December 31,	1,042	537	83	(481)	(428)

	3,753	1,984	107	48	351

Year 2002:
March 31,	1,373	611	69	(5,474)	(3,734)
June 30,	921	411	(90)	(1,447)	(897)
September 30,	857	397	(122)	1,059	494
December 31,	861	468	(61)	560	(249)

	4,012	1,887	(204)	(5,302)	(4,386)

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2004	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$24	$17
Investments	3,554	2,011
Accounts receivable, net	327	317
Other receivables, net	59	119

Total current assets	3,964	2,464

Non-Current Assets
Other receivables, net	143	106
Investments	1,068	874
Fixed assets, net	5,385	6,442
Intangible assets, net	84	110

Total non-current assets	6,680	7,532

TOTAL ASSETS	$10,644	$9,996

LIABILITIES
Current Liabilities
Accounts payable	$315	$243
Debt	9,418	8,206
Salaries and social security payable	69	70
Taxes payable	61	72
Other liabilities	21	24
Contingencies	11	10

Total current liabilities	9,895	8,625

Non-Current Liabilities
Accounts payable	7	—
Salaries and social security payable	33	30
Other liabilities	64	34
Contingencies	143	139

Total non-current liabilities	247	203

TOTAL LIABILITIES	$10,142	$8,828

SHAREHOLDERS’ EQUITY	$502	$1,168

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,644	$9,996

TELECOM ARGENTINA S.A.

15. Unconsolidated information (continued)

Statements of income:

	Years ended December 31,
	2004	2003	2002
Net sales	$2,876	$2,672	$3,071
Cost of services	(1,911)	(1,973)	(2,302)

Gross profit	965	699	769
General and administrative expenses	(148)	(136)	(153)
Selling expenses	(556)	(583)	(746)

Operating income (loss)	261	(20)	(130)
Equity gain (loss) from related companies	173	334	(1,016)
Amortization of goodwill	—	—	(10)
Financial results, net	(1,016)	(125)	(4,234)
Other expenses, net	(63)	(118)	(100)
Gain on debt restructuring	(21)	280	—

Net (loss) income before income tax	(666)	351	(5,490)
Income tax benefit, net	—	—	1,104

Net (loss) income	$(666)	$351	$(4,386)

Condensed statements of cash flows:

	Years ended December 31,
	2004	2003	2002
Cash flows provided by operating activities	$1,739	$1,515	$1,293
Cash flows from investing activities
Acquisition of fixed assets	(206)	(91)	(259)
Decrease (increase) in investments not considered as cash and cash equivalents	(465)	(85)	27

Total cash flows used for investing activities	(671)	(176)	(232)

Cash flows from financing activities
Decrease in debt	—	—	(4)
Repurchase of debt	—	(328)	—
Payment of interest and debt-related expenses	—	(283)	(355)

Total cash flows used for financing activities	—	(611)	(359)

Increase in cash and cash equivalents	1,068	728	702
Cash and cash equivalents at the beginning of year	1,785	1,057	355

Cash and cash equivalents at year end	$2,853	$1,785	$1,057

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

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2004	2003	2002
Reconciliation of net (loss) income:
Total net (loss) income under Argentine GAAP	$(666)	$351	$(4,386)
US GAAP adjustments:
Translation of foreign-currency transactions as of December 31, 2001 (a)	—	—	3,552
Foreign currency translation (b)	9	(53)	64
Capitalization of foreign currency exchange differences (c.1)	6	78	(897)
Capitalization of foreign currency exchange differences (c.2)	117	118	135
2004 Debt Restructurings (d)	(235)	—	—
Telecom Personal Pre-APE Debt Restructurings (e)	20	23	(43)
Other adjustments (f)	(6)	6	(5)
Tax effects on US GAAP adjustments (g)	34	(79)	(960)
Deferred income tax and tax on minimum presumed income (h)	(60)	24	908
Minority interest (i)	(1)	17	(21)

Net (loss) income under US GAAP	$(782)	$485	$(1,653)

	As of December 31,
	2004	2003	2002
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$502	$1,168	$817
US GAAP adjustments:
Foreign currency translation (b)	47	38	115
Capitalization of foreign currency exchange differences (c.1)	(813)	(819)	(897)
Capitalization of foreign currency exchange differences (c.2)	370	253	135
2004 Debt Restructurings (d)	(235)	—	—
Telecom Personal Pre-APE Debt Restructurings (e)	—	(20)	(43)
Other adjustments (f)	1	7	1
Tax effects on US GAAP adjustments (g)	239	205	284
Deferred income tax and tax on minimum presumed income (h)	(424)	(364)	(388)
Minority interest (i)	(13)	(12)	(34)

Shareholders’ (deficit) equity under US GAAP	$(326)	$456	$(10)

	Years ended December 31,
	2004	2003	2002
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$456	$(10)	$1,469
Other comprehensive (loss) income	—	(19)	174
Net (loss) income under US GAAP	(782)	485	(1,653)

Shareholders’ (deficit) equity as of the end of the year	$(326)	$456	$(10)

a) Translation of foreign-currency transactions as of December 31, 2001

        The Argentine government declared exchange holidays all working days between December 21, 2001 and January 10, 2002. On January 11, 2002, when the exchange market first opened, the exchange rate was $1.4 to US$1 (buying rate) and $1.6 to US$1 (selling rate). As of December 31, 2001, under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities at an exchange rate of $1 to US$1.

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

During the year ended December 31, 2002, this foreign currency exchange loss recognized under US GAAP at the end of fiscal year 2001, was recorded in net loss for Argentine GAAP purposes; so at December 31, 2002 there is no difference between Argentine GAAP and US GAAP for the valuation of assets and liabilities in foreign currency.

b) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

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

c) Capitalization of foreign currency exchange differences

c.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) on or after January 6, 2002 through July 29, 2003, related to foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established were fulfilled. Under US GAAP, foreign currency exchange differences cannot be capitalized, and are expensed as incurred.

c.2) This adjustment represents the effect on accumulated depreciation of the adjustment described in c.1 above.

d) 2004 Debt Restructurings

As discussed in Note 8.2., Telecom Personal completed the restructuring of its outstanding indebtedness in November 2004 following an out-of-court restructuring agreement. Also, in November 2004, Telecom Personal’s subsidiary, Nucleo, completed the restructuring of its outstanding debt. Telecom Personal and Nucleo are collectively hereinafter referred to as the “entities” and the restructuring of the entities outstanding indebtedness are collectively referred hereinafter as to the “2004 Debt Restructurings”. After giving effect to the 2004 Debt Restructurings, the outstanding indebtedness of the entities represents approximately 12% of the total Company’s outstanding indebtedness as of December 31, 2004. The 2004 Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

Under Argentine GAAP, the entities recorded a gain of $12 related to the loans which were fully settled. The entities also recorded an additional gain of $243 related to the partial settlement and refinancing of debt and an associated expenses amounting to $25. Interest expense on the new debt instruments amounted to $12 and has been included in financial results, net in the statement of income.

US GAAP requires an analysis to be performed under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the 2004 Debt Restructurings constituted troubled debt restructurings. The entities concluded that the 2004 Debt Restructurings were in fact troubled debt restructurings as the entities were in financial difficulties and creditors had granted a concession to them, under the definitions of such conditions in the EITF 02-04 guidance. The concessions resulted primarily from the discount on principal and accrued interest, extension of maturity and forgiveness of penalty interest. Accordingly, under US GAAP, the 2004 Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

For those outstanding loans which were fully settled, there was no difference in accounting treatment between Argentine GAAP and US GAAP. The gain was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS 15 requires an assessment of the total future cash payments specified by the new terms of the debt, including, principal, interest and contingent payments. No gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

SFAS 15 also requires that the restructuring of each payable, including those negotiated and restructured jointly, to be accounted for individually. Accordingly, on a payable-by-payable basis, as the carrying value of these loans does not exceed the total future cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the 2004 Debt Restructurings. The carrying value of the loans will be reduced as payments are made. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

In summary, the US GAAP reconciling item reflects the (a) reversal of the gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, (b) reversal of the interest expense computed under Argentine GAAP and (c) the computation of the interest expense under US GAAP as described above.

The US GAAP reconciling item for the 2004 Debt Restructurings is comprised as follows:

Reversal of gain on restructuring recognized under Argentine GAAP (a)	$(238)
Reversal of interest expense computed under Argentine GAAP (b)	12
Computation of interest expense under US GAAP (c)	(9)
Total US GAAP reconciling item for 2004 Debt Restructurings	$(235)

e) Telecom Personal Pre-APE Debt Restructurings

In December 2002, Telecom Personal restructured a portion of its outstanding indebtedness under the Promissory Notes (the “2002 Debt Restructuring”). Telecom Personal exchanged the Promissory Notes for two new Notes, the BofA Promissory Notes and the Holders Promissory Notes (collectively herein referred to as the New Notes). Under Argentine GAAP, a gain of $43 was recognized in non-operating income. The restructured debt was discounted to its present value using an annual discount rate of 12%.

Under US GAAP, Telecom Personal performed an assessment under SFAS No.15 and EITF 02-04 to assess whether the debt restructuring constituted a troubled debt restructuring. Telecom Personal concluded that the debt restructuring was in fact a troubled debt restructuring as Telecom Personal was in financial difficulty and creditors had granted a concession under the definitions of such conditions in the EITF 02-04 guidance. As the carrying value of the Promissory Notes did not exceed the total future cash payments specified by New Notes, no gain was recognized under US GAAP as of the date of the restructuring. Interest expense was computed at a rate of 4.9%.

However, Telecom Personal completed a cash tender offer for 100% of the BofA Promissory Notes and 8% of the Holders Promissory Notes. Under Argentine GAAP, Telecom Personal recognized a net gain on repurchase of debt of approximately $24, which formed part of the $376 included in the statement of income. The different basis in the debt under US GAAP gave rise to a difference in the calculation of the gain on repurchase. The reconciling item for the year ended December 31, 2003 represents the effect of (i) the adjustment to the gain on repurchase and (ii) loss on accretion. The remaining 92% of the Holders Promissory Notes formed part of the outstanding indebtedness restructured in the 2004 Debt Restructurings described in d) above.

f) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

TELECOM ARGENTINA S.A.

16.	Differences between Argentine GAAP and US GAAP (Continued)

Included in the reconciliation of net (loss) income:

	Years ended December 31,
	2004	2003	2002
Inventories	$—	$5	$(5)
Present-value accounting	(8)	3	—
Equity gain (loss) on related companies	2	(2)	—

Total other adjustments (f)	$(6)	$6	$(5)

Included in the reconciliation of shareholders’ equity:

	As of December 31,
	2004	2003	2002
Inventories	$—	$—	$(5)
Present-value accounting	1	9	6
Equity gain (loss) on related companies	—	(2)	—

Total other adjustments (f)	$1	$7	$1

- Inventories

Under Argentine GAAP, inventories are stated at the lower of replacement cost or net realizable value. Under US GAAP, inventories are stated at the lower of cost or market.

- Present-value accounting

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

- Equity gain (loss) on related companies

As of December 31, 2004, the Company holds a 5.75% ownership interest in Nahuelsat. Under Argentine GAAP, the Company has recorded this investment at the lower of cost or net realizable value.

For US GAAP purposes, the Company accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 (“APB 18”) and related interpretations. Under APB 18, investments in less than 20% of the capital stock are generally carried at cost. Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. Subsequent write-ups are prohibited under US GAAP.

As of December 31, 2002, the investment in Nahuelsat was written down to zero since its original cost was deemed to be permanently impaired. The cost basis of this investment was zero for both Argentine GAAP and US GAAP for the year ended December 31, 2002.

Subsequently, during the year ended December 31, 2003, the investment in Nahuelsat was written up for Argentine GAAP purposes. Since management considered that Nahuelsat´s financial condition had improved, a write-up of $2 was included in equity gain (loss) from related companies in the statement of income. For US GAAP purposes, the permanent impairment recorded in 2002 established a new cost basis for the investment, thus, the write-up recorded in 2003 was reversed.

During the year ended December 31, 2004, the Company recorded a new write-down of the investment of $2 for Argentine GAAP purposes. For US GAAP purposes, for the reasons described above, such write-down was reversed.

g) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

h) Deferred income tax and tax on minimum presumed income

Income tax

Under both Argentine GAAP and US GAAP, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

Under Argentine GAAP, however, the realization test is performed on a net deferred tax asset basis, considering the existence of sufficient taxable income within the carryforward period and future reversals of existing temporary differences.

Under US GAAP, SFAS 109 requires a valuation allowance to be established for deferred tax assets when it is more likely than not (a probability level of more than 50%) that they will not be realized. In addition, under SFAS No. 109, tax loss carryforwards are treated just like deductible temporary differences. An asset is automatically recorded for a loss carryforward, and the asset is reduced by a valuation allowance if it is more likely than not that the benefit will be lost.

The going concern uncertainty for Telecom Argentina constitutes significant negative evidence under both Argentine GAAP and US GAAP and a valuation allowance was established for all net deferred income tax assets related to Telecom Argentina. Under US GAAP, a full valuation allowance was also provided for the tax effects on US GAAP adjustments as described in g) above, relating to Telecom Argentina.

As discussed above, based on the guidance set forth in Argentine GAAP, Telecom Personal performed a realization test based on a net deferred tax asset basis. Under US GAAP, since a portion of the deferred income tax assets, primarily including the tax loss carryforwards, will not be realized, a full valuation allowance was established for this portion of the deferred income tax assets.

Tax on minimum presumed income

As discussed in Note 4.n., the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, management considered that the tax credit related to minimum presumed income will be realized based on current projections and legal expiration term. The credit is classified as a non-current receivable in the consolidated balance sheet.

Under US GAAP, the Company applied the guidance established in SFAS No. 109 to assess whether a valuation allowance for this deferred tax credit is required. As discussed above, the going concern uncertainty for Telecom Argentina constitutes significant negative evidence and accordingly a full valuation allowance was provided under US GAAP for this deferred tax credit related to Telecom Argentina.

i) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

j) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees — Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

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

As such, the carrying value of goodwill was zero for both Argentine GAAP and US GAAP purposes and therefore no reconciling item was presented.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS 13 “Accounting for Leases”, and subsequent pronouncements, as follows:

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2013. Rent expense is recognized ratably over the lease term. Future minimum lease payments as of December 31, 2004, are as follows:

Year ending December 31, 2005	35
Year ending December 31, 2006	13
Year ending December 31, 2007	10
Year ending December 31, 2008	5
Thereafter	4

Total	$67

Rental expense for the years ended December 31, 2004, 2003 and 2002 is included in Note 17.h.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of December 31, 2004 and 2003 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	251	251	111	85

Accounts receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value.

Debt

The fair value of the Company’s debt in restructuring process as of December 31, 2004 is estimated based on quoted market prices for the same or similar issues. The carrying amount of the restructured debt reported in the balance sheet approximates its fair value. The fair value of the Company’s debt was $9,183 and the related carrying amount was $10,653.

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

The following tables summarize benefit costs for the years ended December 31, 2004, 2003 and 2002, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2004 and 2003:

	As of December 31,
	2004	2003
Accumulated benefit obligation	$5	$5
Effect of future compensation increases	2	3

Projected benefit obligation	$7	$8

	Years ended December 31,
	2004	2003	2002
Service cost	$1	$1	$—
Interest cost	1	1	1
Settlement loss (gain) and other	—	—	(2)

Total benefit cost (gain)	$2	$2	$(1)

        The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2004	2003	2002
Discount rate (1)	11%	10%	10%
Projected increase rate in compensation	2-12%	2-10%	6-27%

(1)	Represents estimates of real rate of interest rather than nominal rate.

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

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

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

-	the ability to finance and manage expected growth;

-	customer churn-rates;

-	impact of competitive services, products and pricing;

-	dependence on key personnel;

-	legal proceedings;

-	ability to successfully restructure its debt (see Note 8 for details); and

-	government regulation.

e) Asset retirement obligations

The balance of the Company’s asset retirement obligations at each of December 31, 2004 and 2003 was $13 and $10, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2004 and 2003 were not material.

f) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2004.

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

As of December 31, 2004 the net current deferred tax asset is $935 and the net non-current deferred tax liability is $997 under US GAAP. As of December 31, 2003, the net current deferred tax asset is $90 and the net non-current deferred tax liability is $70 under US GAAP. As of December 31, 2002, the net deferred tax asset/liability is zero due to the full valuation allowance recognized under US GAAP for the net tax credits.

Current restricted cash

Under Argentine GAAP, as described in Notes 8.3.c. and 12.c., the Company has classified restricted cash amounting to $11.6 as other receivables. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2004 represented cash in escrow related to certain judicial proceedings. The restricted cash is $11.2 and zero as of December 31, 2003 and 2002, respectively.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all periods presented.

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

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

Acquisition of indefeasible rights of use

In the fourth quarter of fiscal 2004, the Company entered into a US$8.1 million capacity agreement with Telecom Italia Sparkle S.p.A., a related party, (the “TIS IRU Contract”) pursuant to which the Company purchased the rights to use of fiber optic capacity for a period of 15 years. Under the terms of the agreement, the Company paid an up-front amount of US$4.0 million with the remaining amount to be payable in the first quarter of fiscal 2005. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the TIS IRU contract aggregating US$3.7 million.

Under Argentine GAAP, the Company recognized the cash up-front payment as an intangible asset. The Company also recognized the remaining amount payable under the contract as an intangible asset. This intangible asset is being amortized under the straight-line method over the term of the contract, i.e. 15 years. Amortization expense was included under intangible amortization in the statement of income. In addition, the Company also recognized a liability for the fair value of the O&M cost commitment. This cost was recorded as other receivables and is being amortized over the life of the agreement. The Company determined that the capacity agreement is a service contract. Under US GAAP, neither the cash up-front payment nor the remaining amount payable under the agreement qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the TIS IRU contract. Accordingly, amortization expense would have been reduced by $0.1 for the year ended December 31, 2004 and service expense would have been increased by same amount.

Furthermore, under US GAAP, the commitment to make future O&M payments does not qualify for liability recognition; rather, it represents a commitment to pay future operating expenses. Accordingly, the asset and liability related to the O&M cost would be reversed.

Sale of a portion of indefeasible rights of use purchased under the TIS IRU contract

In the fourth quarter of fiscal 2004, the Company entered into a capacity agreement with Antel Uruguay, pursuant to which the Company provides the right to use a portion of the capacity acquired under the TIS IRU contract for a total value of US$2.8 million (the “Antel Agreement”). Antel Uruguay will pay operating and maintenance costs over the term of the contract.

Under Argentine GAAP, the Company also recognized the total O&M income to be received from Antel Uruguay as deferred revenue and cost. These deferred revenues and costs should be reversed under US GAAP.

Held-to-maturity investments

Under Argentine GAAP the Company reclassified certain held-to-maturity investments as current assets. Under US GAAP, these investments are classified as non-current assets.

g) Income statement classification differences

The following table reconciles the operating income (loss) as shown in the statement of income under Argentine GAAP to the operating income (loss) that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2004	2003	2002
Operating income (loss) under Argentine GAAP	$400	$107	$(204)
Foreign currency translation	1	(5)	(12)
Capitalization of foreign currency exchange differences	119	121	135
Goodwill	—	—	(10)
Other expenses, net as operating loss under US GAAP	(78)	(168)	(176)
Other	(6)	(2)	—

Operating income (loss) under US GAAP	$436	$53	$(267)

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

h) Earnings per share

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

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2004	2003	2002
Numerator:
Net (loss) income under US GAAP	$(782)	$485	$(1,653)
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978
Basic and diluted net (loss) income per common share	$(0.79)	$0.49	$(1.68)

i) Cash flows statement classification differences

The statement of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 “Statement of Cash Flows”.

Under Argentine GAAP, cash outflows for the repayment of seller financing for the acquisition of productive assets, which amounted to $nil, $34 and $139 for the years ended December 31, 2004, 2003 and 2002, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash flows from financing activities. Also, under Argentine GAAP, payments to creditors for interest were reported as financing activities whereas these transactions would be classified as cash flows from operating activities for US GAAP purposes (see Note 6). Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $12 for fiscal year 2004, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

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

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

j) Severance indemnities

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

k) Investments in debt securities

Note 17.c. to the financial statements presents the additional disclosure requirements in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”.

l) Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. Opportunely, the Company has adopted this statement for Argentine GAAP purposes. Accordingly, there is no difference in accounting treatment for software costs between Argentine GAAP and US GAAP.

m) Other comprehensive income

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

	Years ended December 31,
	2004	2003	2002
Net income (loss) under US GAAP	$(782)	$485	$(1,653)
Other comprehensive income:
Derivative financial instruments
- Change on derivative financial instruments	—	—	(139)
- Reclassification into earnings	—	—	348
Foreign currency translation	—	(19)	38
Tax benefit (expense)	—	—	(73)

Comprehensive income (loss)	$(782)	$466	$(1,479)

	As of December 31,
	2004	2003	2002
Accumulated other comprehensive income (a)	$19	$19	$38

(a)	Accumulated other comprehensive income as of December 31, 2004, 2003 and 2002 represents charges related to foreign currency translation adjustments.

n) Valuation and qualifying accounts

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

o) Disclosure of guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must disclose and recognize a liability for the fair value of an obligation assumed under a guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods that end after December 15, 2002.

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

The guarantees issued by the Company as of December 31, 2004, are as follows:

In connection with Telecom Personal’s licenses to render PCS services, Telecom Argentina has granted sureties on promissory notes issued by Telecom Personal to the order of the Department of Communications:

-	for US$22,5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

-	together with Telefónica de Argentina S.A., on a promissory note issued by Miniphone S.A. for $15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

-	together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Telecom Personal for $30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

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

p) Recently issued accounting pronouncements

On November 7, 2003, the FASB issued the final FASB Staff Position (“FSP”) FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests under FASB Statement No. 150 (“FAS 150”), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The final FSP affects how public and nonpublic entities classify, measure, and disclose certain mandatorily redeemable non-controlling interests associated with finite-lived subsidiaries and mandatorily redeemable financial instruments and requires entities that have already adopted FAS 150 to rescind the adoption of certain provisions of FAS 150 and to permit them to present the adoption of the FSP either by restating previously issued financial statements or as a cumulative effect in the period of adoption. The Company has analyzed its financial instruments in light of FAS 150 and has determined that this statement is not applicable to its financial position and that the adoption of this statement has no impact on its consolidated statements. The classification and measurement provisions of SFAS 150 for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries are deferred for an indefinite period. The Company will continue to evaluate the impact of SFAS 150, if any, and any further clarifications that may result from SFAS 150.

In December 2003, the FASB issued SFAS No. 132R (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106” (“SFAS 132”). The revised Statement retains the disclosure requirements contained in SFAS 132 before the amendment but requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The implementation of SFAS 132, as revised in 2003, did not have a material impact on the Company’s consolidated financial statements.

In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities (“VIEs”). FIN 46-R clarifies the application of ARB No. 51 “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support. FIN 46-R requires the consolidation of those entities, known as VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receives a majority of the entity’s residual returns or both.

TELECOM ARGENTINA S.A.

16. Differences between Argentine GAAP and US GAAP (Continued)

Among other changes, the revisions of FIN 46-R (a) clarified some requirements of FIN 46 which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46-R deferred the effective date of the implementation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must a minimum apply the provisions of FIN 46-R to entities that were previously considered special purposes entities under the FASB literature prior to the issuance of FIN 46-R by the end of the first reporting period ended after December 15, 2003. The adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosure.

In December 2003, the SEC issued SAB No. 104, Revenue Recognition, which updates the guidance in SAB No. 101, integrates the related set of Frequently Asked Questions, and recognizes the role of EITF 00-21. The adoption of SAB No. 104 did not have a material effect on the Company’s consolidated financial statements.

In March 2004, the EITF, reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, or EITF 03-1. EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, or SFAS 115, and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, `The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’”, which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The adoption of EITF 03-1 is not expected to have a material impact on our results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”—An Amendment of APB Opinion No. 29. APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.

Effective in the first quarter of fiscal 2004, the Company adopted EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how consideration under the arrangement should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EITF No. 00-21 did not have a material impact on the Company’s financial position, results of operations or cash flows.

TELECOM ARGENTINA S.A.

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

TELECOM ARGENTINA S.A.

17. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	118	—	—	—	—	118
Building	1,648	2	—	14	(10)	1,654
Transmission equipment	5,112	(*) 20	4	115	(10)	5,241
Switching equipment	3,847	2	2	73	(2)	3,922
Power equipment	536	1	1	(3)	(1)	534
External wiring	5,943	—	—	9	(1)	5,951
Telephony equipment and instruments	864	1	3	15	—	883
Cellular handsets given to customers at no cost	332	8	2	—	—	342
Vehicles	109	15	—	(1)	(9)	114
Furniture	107	2	—	(1)	—	108
Installations	437	1	—	8	—	446
Improvements in third parties buildings	101	1	1	(1)	—	102
Computer equipment	2,511	17	3	58	(7)	2,582
Work in progress	63	(**) 358	—	(274)	—	147

Fixed assets excluding materials	21,728	428	16	12	(40)	22,144
Materials	90	(***) 72	—	(12)	(54)	96

Total as of December 31, 2004	21,818	500	16	—	(a) (94)	22,240

Total as of December 31, 2003	21,734	182	38	—	(a) (136)	21,818

(*)	Includes $2 transferred from materials.
(**)	Includes $158 transferred from materials.
(***)	Net of $160 transferred to fixed assets.

	Depreciation					Net carrying value as of December 31, 2004	Net carrying value as of December 31, 2003
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Decreases and transfers	Accumulated as of the end of the year
Land	—	—	—	—	—	118	118
Building	(679)	4 - 9	(75)	9	(745)	909	969
Transmission equipment	(3,164)	10 - 11	(442)	6	(3,600)	1,641	1,948
Switching equipment	(2,686)	10	(307)	(1)	(2,994)	928	1,161
Power equipment	(320)	10 - 20	(46)	1	(365)	169	216
External wiring	(3,573)	7	(308)	1	(3,880)	2,071	2,370
Telephony equipment and instruments	(683)	13 - 18	(60)	(1)	(744)	139	181
Cellular handsets given to customers at no cost	(328)	50	(9)	—	(337)	5	4
Vehicles	(99)	20 - 40	(9)	10	(98)	16	10
Furniture	(76)	10 - 20	(8)	—	(84)	24	31
Installations	(298)	9 - 33	(31)	(1)	(330)	116	139
Improvements in third parties buildings	(65)	4 - 25	(8)	(1)	(74)	28	36
Computer equipment	(1,846)	18 - 33	(257)	9	(2,094)	488	665
Work in progress	—	—	—	—	—	147	63

Fixed assets excluding materials	(13,817)		(1,560)	32	(15,345)	6,799	7,911
Materials	—	—	—	—	—	96	90

Total as of December 31, 2004	(13,817)		(b) (1,560)	(e) 32	(15,345)	(c) 6,895	(c) 8,001

Total as of December 31, 2003	(12,045)		(d) (1,784)	12	(13,817)	8,001

(a)	Includes (6) in 2004 and (76) in 2003 corresponding to the reversal of foreign currency exchange differences, which forms part of the gain on debt restructuring.
(b)	Includes (119) corresponding to the depreciation of capitalized foreign currency exchange differences and (8) corresponding to foreign currency translation adjustments.
(c)	Includes 6 in 2004 and 4 in 2003 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(d)	Includes (121) corresponding to the depreciation of capitalized foreign currency exchange differences and (16) corresponding to foreign currency translation adjustments.
(e)	Includes 2 corresponding to depreciation related to the reversal of foreign currency exchange differences, which forms part of the gain on debt restructuring.

TELECOM ARGENTINA S.A.

17. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the year
Software obtained or developed for internal use	430	—	1	431
Debt issue costs	80	—	1	81
PCS license	662	—	—	662
Band B license (Paraguay)	117	—	6	123
Rights of use	45	24	—	69
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of December 31, 2004	1,440	24	8	1,472

Total as of December 31, 2003	1,416	4	20	1,440

	Amortization
Principal account	Accumulated as of the beginning of the year	Amount	Accumulated as of the end of the year	Net carrying value as of December 31, 2004	Net carrying value as of December 31, 2003
Software obtained or developed for internal use	(301)	(72)	(373)	58	129
Debt issue costs	(72)	(6)	(78)	3	8
PCS license	(71)	—	(71)	591	591
Band B license (Paraguay)	(71)	(18)	(89)	34	46
Rights of use	(20)	(3)	(23)	46	25
Exclusivity agreements	(56)	(4)	(60)	38	42
Trademarks	(4)	(1)	(5)	3	4

Total as of December 31, 2004	(595)	(a) (104)	(699)	773	845

Total as of December 31, 2003	(470)	(b) (125)	(595)	845

a)	An amount of $40 is included in cost of services, $7 in general and administrative expenses, $47 in selling expenses and $5 in financial results, net. Also includes $5 corresponding to foreign currency translation adjustments.
b)	An amount of $42 is included in cost of services; $5 in general and administrative expenses; $62 in selling expenses, $6 in financial results, net. Also includes $10 corresponding to foreign currency translation adjustments.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value/ Market value	Number of securities/ shares	Net realizable value	Cost value as of December 31, 2004	Book value as of December 31, 2004	Book value as of December 31, 2003
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond		$1	8,399,999	10	9	10	7
“Soberano” Bond		Euro 1	54,000,000	218	199	218	69
Argentina 2004 Bond (Note 11)		US$ 1	26,507,106	23	56	79	—
Mutual funds
SUPAH$ Class B		$0.23	120,992,698	27	27	27	—
OPTIMUM$ Class B		$1.52	9,181,338	14	14	14	—
Other				—	—	—	192
Equity investments
Intelsat Ltd. (Note 18)	Ordinary	US$ 3	260,432	14	8	8	—

Total current investments				306	313	356	268

NON-CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond		US$ 1	—	—	—	—	35

Total government bonds				—	—	—	35

Equity investments
Nahuelsat (i)	Ordinary	$1,000	5,750		13	—	2
Intelsat Ltd. (Note 18)					—	—	8

Total equity investments					13	—	10

Total non-current investments					13	—	45

(i)	The Company has not received any dividends during the periods presented.

TELECOM ARGENTINA S.A.

17. Other financial statement information (continued)

(d) Current investments

	Cost as of December 31, 2004	Book value as of
		December 31, 2004	December 31, 2003
CURRENT INVESTMENTS
Time deposits
In foreign currency	$3,026	$3,026	$1,665
In Argentine pesos	304	304	508

Total current investments	$3,330	$3,330	$2,173

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions	As of December 31, 2004
Deducted from current assets
Allowance for doubtful accounts receivables	112	(a)	5	—	(13)	104
Allowance for obsolescence	2	(b)	1	—	—	3
Impairment loss on the Argentina 2004 bond (Note 11)	—	(c)	56	—	—	56

Deducted from non-current assets
Valuation allowance of net deferred tax assets	447	(d)	248	—	—	695
Allowance for doubtful accounts	3	(b)	1	—	—	4

Total deducted from assets	564		311	—	(13)	862

Total deducted from assets as of December 31, 2003	877	(e)	25	—	(f) (338)	564

Included under current liabilities
Provision for commissions	1	(a)	25	—	(12)	14
Provision for contingencies	14		—	20	(18)	16

Included under non-current liabilities
Provision for contingencies	210	(b)	24	(20)	—	214

Total included under liabilities	225		49	—	(30)	244

Total included under liabilities as of December 31, 2003	151	(g)	91	—	(h) (17)	225

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Included in financial results, net.
(d)	Included in income tax (expense).
(e)	Includes $11 in selling expenses, $1 in other expenses, net and $13 in income tax (expense).
(f)	Includes $7 corresponding to results on exposure to inflation.
(g)	Includes $1 in selling expenses and $90 in other expenses, net.
(h)	Includes $1 corresponding to results on exposure to inflation.

(f) Cost of services

	Years ended December 31,
	2004	2003	2002
Inventory balance at the beginning of the year	$16	$18	$52
Plus:
Purchases	326	38	3
Financial results, net	(6)	(6)	(3)
Cellular handsets given to customers at no cost (a)	(8)	(3)	(10)
Replacements	(9)	(9)	(12)
Cost of services (Note 17.h)	2,713	2,618	2,881
Less:
Inventory balance at the end of the year	(82)	(16)	(18)

COST OF SERVICES	$2,950	$2,640	$2,893

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

TELECOM ARGENTINA S.A.

17. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2004				As of December 31, 2003
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	4	2.97900	$12	$4
	G	2,558	0.00048	1	2
Investments
Time deposits	US$	506	2.97900	1,507	885
	EURO	372	4.05920	1,515	776
	G	7,273	0.00048	4	4
Government bonds	EURO	54	4.05920	218	69
	US$	27	2.97900	79	—
Impairment loss on the Argentina 2004 bond	US$	(19)	2.97900	(56)	—
Accounts receivable
	US$	16	2.97900	48	59
	SDR	—	—	—	2
	G	86,284	0.00048	41	66
Other receivables
Tax credits	US$	—	—	—	38
	G	3,723	0.00048	3	1
Prepaid expenses	US$	1	2.97900	2	—
	G	—	—	—	1
Others	G	3,473	0.00048	1	2
	US$	4	2.97900	11	—
Non-current assets
Other receivables
Tax credits	US$	—	—	—	4
Others	US$	3	2.97900	9	—
Investments
Government bonds	US$	—	—	—	35

Total assets				$3,395	$1,948

Current liabilities
Accounts payable
Suppliers	US$	57	2.97900	$170	$40
	G	11,257	0.00048	6	17
	SDR	1	4.62642	5	9
	EURO	1	4.05920	5	9
Advances from customers	G	4,425	0.00048	2	3
Related parties	US$	5	2.97900	14	4
Debt
Notes - Principal	US$	216	2.97900	644	634
	EURO	1,160	4.05920	4,709	4,278
Banks loans and others - Principal	US$	344	2.97900	1,026	1,305
		¥2,750	0.02914	80	178
Fixed assets financing - Principal	US$	328	2.97900	978	1,707
	EURO	39	4.05920	157	143
		¥11,652	0.02914	340	319
Inventory financing – Principal	US$	—	—	—	417
Accrued interest	US$	124	2.97900	369	271
	EURO	210	4.05920	851	448
		¥888	0.02914	26	16
Penalty interest	US$	31	2.97900	92	76
	EURO	17	4.05920	71	24
		¥261	0.02914	7	4
Salaries and social security payable
Vacation, bonuses and social security payable	G	—	—	—	1
Taxes payable
Income tax	G	2,589	0.00048	1	—
VAT	G	—	—	—	1
Other liabilities
Other	G	1,075	0.00048	1	—
Non-current liabilities
Accounts payable
Suppliers	US$	2	2.97900	$7	$—
Debt
Banks loans and others - Principal	US$	423	2.97900	1,260	86
Gain on discounting of debt	US$	(14)	2.97900	(41)	—
Taxes payable
Deferred tax liabilities	G	12,694	0.00048	6	—
Other liabilities
Deferred revenue on sale of capacity	US$	11	2.97900	31	21

Total liabilities				$10,817	$10,011

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

TELECOM ARGENTINA S.A.

17. Other financial statement information (continued)

(h) Expenses

	Expenses			Year ended December 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$291	$102	$200	$593
Depreciation of fixed assets	1,335	42	175	1,552
Amortization of intangible assets	40	7	47	94
Taxes	103	5	27	135
Turnover tax	166	—	—	166
Maintenance, materials and supplies	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	33	7	10	50
Bad debt expense	—	—	5	5
Interconnection costs	135	—	—	135
Cost of international outbound calls	82	—	—	82
Lease of circuits	38	—	—	38
Rental expense	39	4	12	55
Fees for services	26	48	28	102
Advertising	—	—	93	93
Commissions	—	13	225	238
Others	216	3	7	226

Total	$2,713	$244	$900	$3,857

	Expenses			Year ended December 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$262	$90	$154	$506
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	42	5	62	109
Taxes	92	2	25	119
Turnover tax	137	—	—	137
Maintenance, materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Insurance	18	4	5	27
Energy, water and others	26	5	7	38
Bad debt expense	—	—	11	11
Interconnection costs	136	—	—	136
Cost of international outbound calls	76	—	—	76
Lease of circuits	38	—	—	38
Rental expense	32	5	9	46
Fees for services	22	35	41	98
Advertising	—	—	44	44
Commissions	—	13	147	160
Others	114	3	2	119

Total	$2,618	$222	$784	$3,624

	Expenses			Year ended December 31, 2002
	Cost of services	General and administrative	Selling
Salaries and social security	$278	$101	$208	$587
Depreciation of fixed assets	1,614	70	296	1,980
Amortization of intangible assets	39	9	63	111
Taxes	130	2	12	144
Turnover tax	132	—	—	132
Maintenance, materials and supplies	156	5	27	188
Transportation and freight	19	6	14	39
Insurance	18	4	6	28
Energy, water and others	29	6	9	44
Bad debt expense	—	—	189	189
Interconnection costs	141	—	—	141
Cost of international outbound calls	103	—	—	103
Lease of circuits	41	—	—	41
Rental expense	44	12	26	82
Fees for services	53	44	42	139
Advertising	—	—	28	28
Commissions	21	6	105	132
Others	63	16	17	96

Total	$2,881	$281	$1,042	$4,204

TELECOM ARGENTINA S.A.

17. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	123		—	—	(b) 6,505		—	—	—

Not due
Payable on demand	—	—		—	—	(b) 2,913		—	—	—
First quarter 2005	3,630	463		53	548	—		51	95	20
Second quarter 2005	—	23		3	—	9		12	17	2
Third quarter 2005	—	3		3	—	—		8	2	—
Fourth quarter 2005	—	—		19	—	7		8	—	—
Jan. 2006 thru Dec. 2006	—	—		11	1	53		13	1	3
Jan. 2007 thru Dec. 2007	—	—		4	1	78		6	4	5
Jan. 2008 thru Dec. 2008	—	—		2	1	296		5	—	5
Jan. 2009 thru Dec. 2009	—	—		76	1	350		3	—	5
Jan. 2010 thru Dec. 2010	—	—		2	1	337		2	—	4
Jan. 2011 and thereafter	2	—		133	2	146		4	—	49
Not date due established	—	—		—	—	(41)		—	—	—

Total not due	3,632	489		306	555	4,148		112	119	93

Total as of December 31, 2004	3,632	612		306	(a) 555	10,653		112	119	93

Balances with indexation clauses	—	20		—	5	—		—	—	—
Balances bearing interest	3,599	128		—	—	10,483		—	—	—
Balances not bearing interest	33	464		306	550	170		112	119	93

Total	3,632	612		306	555	10,653		112	119	93

Average annual interest rate (%)	2.28	(c	)	—	—	(b	)	—	—	—

(a)	There are payables in kind that amounted to $1.
(b)	See note 8.
(c)	96 bear 50% over the Banco Nación Argentina notes payable discount rate and $32 bear 9.44%.

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157		—	—	(d) 5,676	—	—	—

Not due
Payable on demand	—	—		—	—	4,315	—	—	—
First quarter 2004	2,441	410		46	451	—	50	60	23
Second quarter 2004	—	9		15	—	2	11	58	2
Third quarter 2004	—	4		14	—	—	7	2	—
Fourth quarter 2004	—	1		44	—	3	9	—	—
Jan. 2005 thru Dec. 2005	36	—		30	—	3	12	—	1
Jan. 2006 thru Dec. 2006	—	—		6	—	4	9	—	2
Jan. 2007 thru Dec. 2007	—	—		2	—	3	4	—	2
Jan. 2008 thru Dec. 2008	—	—		2	—	64	2	—	2
Jan. 2009 thru Dec. 2009	—	—		60	—	12	1	—	2
Jan. 2010 and thereafter	1	—		93	—	—	2	—	30

Total not due	2,478	424		312	451	4,406	107	120	64

Total as of December 31, 2003	2,478	581		312	(a) 451	10,082	107	120	64

Balances with indexation clauses	—	—		—	5	—	—	—	—
Balances bearing interest	2,476	152		6	3	9,978	—	—	—
Balances not bearing interest	2	429		306	443	104	107	120	64

Total	2,478	581		312	451	10,082	107	120	64

Average annual interest rate (%)	2.18	(e	)	—	41.22	—	—	—	—

(d)	Includes $119 corresponding to Nucleo.
(e)	$100 bear 50% over the Banco Nación Argentina notes payable discount rate, and $52 bear 20.82%.

18. Subsequent events

As of December 31, 2004, Telecom Argentina has a 0.15% equity interest in Intelsat Ltd. representing 260,432 shares of common stock. As of December 31, 2004, 60,000 shares were pledged as guarantee for the payment of satellite services provided by Intelsat to Telecom Argentina.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of 100% of the common shares in Intelsat (including the 60,000 shares for which the pledge was previously released as discussed in the following paragraph) to Zeus Holdings Limited for US$5 million. The sale transaction was completed in the first quarter of 2005 generating a gain on the sale of approximately $6.

Prior to the completion of the sale, Intelsat agreed to release the pledge on the shares in exchange for a cash deposit of US$0.3 million to guarantee the payment of satellite services. This guarantee will be reviewed every six months and may be modified as appropriate.

The amount of the investment has been reclassified to current assets as of December 31, 2004.