Form 20-F/A
period 2004-12-31
TELECOM ARGENTINA SA
filed 2005-06-30
CIK 932470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Item 17 ☐    Item 18 ☒

EXPLANATORY NOTE

The purpose of this amendment to the Annual Report on Form 20-F for the year ended December 31, 2004 filed by Telecom Argentina S.A. (“Telecom Argentina”) on June 29, 2005 (the “2004 Form 20-F”) is to:

•	Include Exhibit 2.1, Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the 2004 20-F or reflect any events that have occurred after the 2004 Form 20-F was filed.

ITEM 19.	EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom, as amended, which include its corporate charter (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

1.2	Estatutos (bylaws) of Telecom, as amended, which include its corporate charter (English translation) (incorporated by reference to Exhibit 3.2 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

2.1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004.

2.2	Indenture between Telecom and Morgan Guaranty Trust Company of New York, as trustee, dated September 1, 1994, together with First through Fifth Supplemental Indentures thereto (incorporated by reference to Exhibit 4.2 to Telecom’s registration statement on Form F-3 (No. 333-11822)).*

2.3	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated November 15, 1995, as amended (incorporated by reference to Exhibit 4.1 to Telecom’s registration statement on Form F-1 (No. 33-98258) filed on October 17, 1995).*

2.4	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated as of March 8, 2000 (incorporated by reference to Exhibit 4.4 to Telecom’s registration statement on Form F-3 (No. 333-11822)).*

2.5	Indenture between Telecom and First Trust of New York, National Association, as trustee, dated as of April 25, 1997, together with Supplemental Indentures thereto (incorporated by reference to Exhibit 2.5 to Telecom’s Annual Report on Form 20-F for 2001).*

2.6	First Supplemental Indenture dated October 3, 2001 to the Indenture dated as of March 8, 2000 between Telecom and First Trust of New York, National Association, as trustee (incorporated by reference to Exhibit 2.6 to Telecom’s Annual Report on Form 20-F for 2001).*

2.7	Sixth Supplemental Indenture dated as of May 3, 2002 to the Indenture dated as of September 1, 1994 between Telecom and First Trust of New York National Association, as trustee (incorporated by reference to Exhibit 2.7 to Telecom’s Annual Report on Form 20-F for 2001).*

2.8	Form of Telecom Argentina Indenture for New Notes to be issued in connection with the APE (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048).

8.1	List of Subsidiaries (previously filed).

11.1	Code of Business Conduct and Ethics of Telecom (previously filed).

11.2	Code of Business Conduct and Ethics of Telecom (English translation) (previously filed).

12.1	Certification of Carlos Felices of Telecom Argentina S.A. pursuant to Exchange Act Rule 13a-14(a).

12.2	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Exchange Act Rule 13a-14(a).

13.1	Certification of Carlos Felices and Valerio Cavallo pursuant to Exchange Act Rule 13a-14(b).

15.1	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

*	Upon completion of the proposed debt restructuring pursuant to the APE, the indebtedness outstanding under the Indentures filed as exhibits 2.2. – 2.7 will be extinguished as a matter of Argentine law. The notes to be issued pursuant to the APE will be issued pursuant to an indenture in the form of Exhibit 2.8.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telecom Argentina S.A.

By:	/s/ Valerio Cavallo
	Name:	Valerio Cavallo
	Title:	Chief Financial Officer

Dated: June 30, 2005