Form 20-F
period 2005-12-31
TELECOM ARGENTINA SA
filed 2006-06-30
CIK 932470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

    (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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

Class A Ordinary Shares, nominal value P$1.00 each	502,034,299
Class B Ordinary Shares, nominal value P$1.00 each	436,413,941
Class C Ordinary Shares, nominal value P$1.00 each	45,932,738

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☒  No   ☐

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No   ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer         ☒       Accelerated filer        ☐       Non-accelerated filer       ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐        Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes  ☐  No    ☒

i

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F”), the terms “the Company”, “Telecom”, “Telecom Group”, “we”, “us”, and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA, Inc., Publicom S.A., Cable Insignia S.A. and Micro Sistemas S.A. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of wireless communication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication services in Paraguay.

Consolidated Financial Statements.   Our Consolidated Financial Statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-64 of this Annual Report.

The Consolidated Financial Statements are presented in Argentine Pesos and are prepared in accordance with Argentine GAAP considering the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission - “CNV”). Significant differences exist between Argentine GAAP and US GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission (“SEC”). See Note 15 to our Consolidated Financial Statements contained elsewhere in this Annual Report for a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net income (loss) and shareholders’ equity.

Exchange Rates.   In this Form 20-F, except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2005 was P$3.032=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has declined substantially. As of June 26, 2006, the exchange rate (ask price) was P$3.09=US$1.00. Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see: “Item 3 - Key Information - Exchange Rates”. We have provided as a convenience, translation as of December 31, 2005 for other currencies which are mentioned in this Annual Report, including the Japanese yen (P$2.575=100), and the euro (P$3.587=1).

Inflation Accounting.   On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, in accordance with CNV resolutions and Argentine GAAP, we began accounting for our financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, our Consolidated Financial Statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statements information for periods prior to August 31, 1995, was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant pesos”). The August 31, 1995 balances adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by Law No. 25,561, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (the Professional Council of Economic Sciences of the City of Buenos Aires - “CPCECABA”) approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

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

•                  the implementation of our business strategy;

•                  the effects of our debt restructuring process;

•                  our expectations regarding payments and prepayments of outstanding indebtedness;

•                  the effects of operating in a competitive environment; and

•                  the outcome of certain legal proceedings.

This Annual Report contains certain forward-looking statements and information relating to the Telecom Group that are based on the current expectations, estimates and projections of its management and information currently available to the Telecom Group. These statements include, but are not limited to, statements made in “Item 5 -  Operating and Financial Review and Prospects” under the caption “Trend Information” and other statements about the Telecom Group’s strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and “project” and other similar expressions are generally intended to identify forward-looking statements.

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

•                  inflation, the devaluation of the peso and exchange rate risks;

•                  restrictions on the ability to exchange pesos into foreign currencies and transfer funds abroad;

•                  the elimination of indexes to adjust rates charged for certain public services;

•                  the final results of the contract renegotiation process with the Argentine Government regarding the adjustment to our rates charged for public services;

•                  the creditworthiness of our actual or potential customers;

•                  nationalization;

•                  technological changes;

•                  the impact of legal or regulatory reform and changes in the legal or regulatory environment in which we operate; and

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

These forward-looking statements are based upon a number of assumptions and other important factors that could cause the Company’s actual results, performance or achievements to differ materially from its future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Telecom Group’s periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

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

AFIP (Administración Federal de Ingresos Públicos):   The Argentine federal tax authority.

AMBA (Multiple Area Buenos Aires):   The area of the Federal District and greater Buenos Aires (Gran Buenos Aires), which extends to the city of La Plata to the South, the city of Campana to the North, the city of General Rodriguez to the West and the city of Monte Grande to the Southwest.

Analog:   A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

APE (Acuerdo Preventivo Extrajudicial):   An out-of-court restructuring agreement governed by Argentine Law No. 24,522.

Argentine Bankruptcy Law:   Law No. 24,522, as amended.

Argentine GAAP:   Generally Accepted Accounting Principles in Argentina.

ARPU (Average Revenue per User):   Calculated by dividing total revenue excluding mainly handset, outcollect (wholesale) roaming, cell site rental and activation fee revenue by weighted-average number of subscribers during the period.

v

BCRA (Banco Central de la República Argentina):   The Central Bank of the Argentine Republic.

Cellular service:   A wireless telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

CER (Coeficiente de Establización de Referencia):   The reference stabilization coefficient as calculated by the BCRA or any successor thereto, in accordance with the formula set forth in Annex I of Argentine Law No. 25,713. If the CER is abrogated, found to be inapplicable or not published, references to “CER” shall refer to any replacement measure adopted under Argentine law or, in the absence of any such replacement measure, any adjustment that shall be necessary to provide a substantially equivalent rate of return on the notes denominated in pesos (the “Peso Notes”) in comparison with similar notes issued in dollars.

CETs:   Telecommunication centers where public telephone services are offered.

CNC (Comisión Nacional de Comunicaciones):   The Argentine National Communications Commission.

CNT (Comisión Nacional de Telecomunicaciones):   The Argentine National Telecommunications Commission, the former regulatory body, later replaced by the CNC.

CNV (Comisión Nacional de Valores):   The Argentine National Securities Commission.

Concurso:   A voluntary reorganization proceeding governed by Argentine law.

Convertibility Law:   Law No. 23,928 and its Regulatory Decree No. 529/01. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar. The Convertibility Law was partially repealed on January 6, 2002 by the enactment of the Public Emergency Law.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires):   The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP (Calling party pays):   The system whereby the party placing a call to a wireless phone rather than the wireless subscriber pays for the air time charges for the call.

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

Fiber optic:   A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

Free Pulses:   The number of Free Pulses included in the monthly basic charge prior to the issuance of Decree No. 92/97.

GPRS (General Packet Radio Service):   An enhanced second-generation wireless technology used to transmit data over wireless networks. GPRS transmits and receives packets of data in bursts instead of using continuous open radio channels, and it is used to add faster data transmission speed to GSM networks. GPRS is packet based rather than circuit based technology.

GSM (Global System for Mobile communications):   A standard for digital cellular technology, originated in Europe, to provide pan-European roaming capabilities. The technology has recently been introduced and installed in almost all continents. This standard is based on TDMA standard and is considered second-generation cellular technology.

Internet:   A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

Issuance Date:   The date of issuance and delivery of the notes, cash consideration and cash interest payments pursuant to the APE .

Juicios Ejecutivos:   Summary attachment proceedings governed by Argentine law.

Ley 25,561: Ley de Emergencia Económica y Reforma del Régimen Cambiario (see “Public Emergency Law”).

LIBOR:   The London Interbank Offered Rate, the rate at which deposits in dollars are offered to prime banks in the London Interbank market.

List of Conditions:   The Privatization Regulations, including the Pliego de Bases y Condiciones was approved by Decree No. 62/90, as amended. Pursuant to the List of Conditions, Telecom Argentina, S.A. was required to comply with tariff regulations and meet certain minimum annual standards regarding the expansion of its telephone system and improvements in the quality of its service in order to maintain and extend the exclusivity of its non-expiring license to provide fixed-line public telecommunications services and basic telephony services in the northern region of Argentina. After the market was opened to competition, the outstanding obligations that continue in force are the tariff regulations and those related to the quality of service; the obligations related to the expansion of the network are no longer required.

Network:   An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to consumer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connectors.

NGN (Next Generation Networks):   A packet-based network able to provide services including telecommunication services and able to make use of multiple broadband, QoS-enabled transport technologies and in which service-related functions are independent from underlying transport-related technologies.

November Agreement:   An agreement between the Company and the Argentine Government providing for rates to be dollar-based and, at the election of each of the Company and Telefónica, adjusted semi-annually according to the U.S. consumer price index. The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991.

PCS (Personal Communications Service):   A wireless communications service with systems that operate in a manner similar to cellular systems.

Penetration:   The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population of the region and multiplying the quotient by 100.

Pesification:   Modification of the exchange rate by the Argentine Government pursuant to the Public Emergency Law.

Presubscription of long-distance Service:   The selection by the customer of international and domestic long-distance telecommunications services from a long-distance telephone service operator.

Price Cap:   Tariff regulation mechanism applied in order to determine tariff discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

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

Pulse:   Unit on which the tariff structure of the fixed line services is based.

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

Regulatory Bodies:   Collectively, the SC and the CNC.

Reviewing Court:   The commercial court of the City of Buenos Aires, with which Telecom Argentina has filed its APE (including, if applicable, any appellate court).

RT:   Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences.

SAC (Subscriber Acquisition Costs):   In the wireless telecommunications industry, agent commissions, advertising expenses and handset subsidies are usually called subscriber acquisition costs.

Satellite:   Satellites are used, among other things, for links with countries that cannot be reached by cable to provide an alternative to cable and to form closed user networks.

SC (Secretaría de Comunicaciones):   The Argentine Secretary of Communications.

SEC:   Securities and Exchange Commission of the USA.

SRMC (Servicios de Radiocommunicaciones Móviles Celular):   Wireless Radiocommunications Service.

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

UMTS (Universal Mobile Telecommunications System):   Third generation mobile communications system.

UNIREN (Unidad de Renegociación y Analísis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

Universal service:   The availability of basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

US GAAP:   Generally Accepted Accounting Principles in the United States of America.

Value Added Services:   Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as voicemail, message signaling, caller-ID, call transferring, call waiting, call conferencing, IVR dialing, ring back tones, personal e-cards, SMS, national and international roaming and automatic call routing.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

Selected Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2005. Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and: “Item 5 - Operating and Financial Review and Prospects”.

Our selected consolidated income statement data for the years ended December 31, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our audited Consolidated Financial Statements included elsewhere in this Annual Report. Our selected consolidated balance sheet data as of December 31, 2003 has been derived from our audited Consolidated Financial Statements as of December 31, 2003 and for the year then ended, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2002 and 2001 and our selected consolidated balance sheet data as of December 31, 2002 and 2001 have been derived from our audited Consolidated Financial Statements as of December 31, 2002 and 2001 and for the years then ended. The Consolidated Financial Statements as of December 31, 2002 and 2001 and for the years then ended are not included in this Annual Report.

These data are set forth in accordance with Argentine GAAP and US GAAP for all periods presented. See Note 15 to the Consolidated Financial Statements in Item 18 for information regarding certain differences between Argentine GAAP and US GAAP.

As further discussed in Note 3.c to the Consolidated Financial Statements, we discontinued restating our financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. As stated in footnote 1 to the selected consolidated income statement and balance sheet data, figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003 and figures for the years ended December 31, 2002 and 2001 were restated in constant pesos as of February 28, 2003 for comparative purposes only. See “Presentation of Financial Information - Inflation Accounting”.

Recent Accounting Pronouncements

As explained in “Item 5 - Operating and Financial Review and Prospects - New Accounting Standards under Argentine GAAP”, on December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the CPCECABA, which establishes new accounting and disclosure standards under Argentine GAAP. These standards have been effective for the Company since January 1, 2006. The adoption of these new standards did not have any impact on the Company’s financial position or results of operations, except for the classification of foreign currency translation adjustments as a component of equity. As of December 31, 2005, 2004, 2003 and 2002, the foreign currency translation adjustments were P$31 million, P$24 million, P$21 million and P$28 million, respectively.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain significant aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP as they relate to us, see Note 15 to our Consolidated Financial Statements.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 14 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(P$ millions, except per share and per ADS data)
INCOME STATEMENT DATA(1)
Argentine GAAP Amounts
Net Sales	5,718	4,494	3,753	4,012	7,056
Cost of services, general and administrative and selling expenses	(5,214)	(4,094)	(3,646)	(4,216)	(6,183)
Operating income (loss)	504	400	107	(204)	873
Other, net(2)	(472)	(1,249)	(139)	(5,486)	(661)
Gain on debt restructuring, net	1,424	209	376	-	-
Income tax (expense) benefit, net	(122)	(26)	7	1,304	(112)
Net income (loss)	1,334	(666)	351	(4,386)	100
Operating income/(loss) per share(3)	0.51	0.41	0.11	(0.21)	0.89
Operating income/(loss) per ADS(4)	2.56	2.03	0.54	(1.04)	4.43
Net income (loss) per share(3)	1.36	(0.68)	0.36	(4.46)	0.10
Net income (loss) per ADS(4)	6.78	(3.38)	1.78	(22.28)	0.51
US GAAP Amounts(6)
Operating income/(loss)	444	436	53	(267)	743
Net income (loss)	1,138	(782)	485	(1,653)	(3,501)
Net income (loss) per share(3)	1.16	(0.79)	0.49	(1.68)	(3.56)
Net income (loss) per ADS(4)	5.78	(3.97)	2.46	(8.40)	(17.78)

BALANCE SHEET DATA(1)
Argentine GAAP Amounts
Current assets	1,542	4,439	3,184	2,103	2,650
Fixed assets, net	5,959	6,895	8,001	9,689	10,613
Total assets	8,557	12,328	12,270	12,941	14,558
Current liabilities	2,206	10,232	10,684	11,742	4,011
Current debt(5)	905	9,434	9,996	11,135	2,552
Non-current liabilities	4,443	1,540	365	345	5,318
Non-current debt(5)	3,996	1,219	86	145	4,592
Minority Interest	41	30	32	9	26
Foreign currency translation adjustments	31	24	21	28	-
Common stock	984	984	984	984	984
Total shareholders’ equity	1,836	502	1,168	817	5,203
Total liabilities, minority interest, foreign currency translation adjustments and shareholders’ equity	8,557	12,328	12,270	12,941	14,558
US GAAP Amounts(6)
Total assets	8,705	12,681	11,630	12,155	15,214
Current liabilities	2,204	10,225	10,684	11,742	12,851
Non-current liabilities	5,645	2,751	455	388	853
Minority interest	37	31	35	35	41
Total shareholders’ equity (deficit)	819	(326)	456	(10)	1,469

(1)          Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002 and 2001 have been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information - Inflation Accounting”.

(2)          Other, net includes equity gain (loss) from related companies, amortization of goodwill, financial results, net, other expenses, net and minority interest.

(3)          Calculated based on 984,380,978 shares outstanding during each year.

(4)          Calculated based on 196,876,196 ADSs outstanding during each year.

(5)        The amount of Telecom Argentina’s restructured debt recorded on the Company’s consolidated balance sheet as of December 31, 2005 has been discounted to its present value as required under Argentine GAAP. See “Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies - Debt Restructuring Results”. As of December 31, 2005, such discount amounted to P$277 million. As of December 31, 2005, the outstanding nominal amount of total consolidated debt was P$5,178 million, including derivatives.

(6)          The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented. For a description of these differences please refer to Note 15 to the Consolidated Financial Statements.

	As of December 31,
	2005	2004	2003	2002	2001
Total assets under Argentine GAAP	8,557	12,328	12,270	12,941	14,558
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	585
Foreign-currency translation	(10)	5	8	79	-
Capitalization of foreign currency exchange differences	(314)	(443)	(566)	(762)	-
Other adjustments	6	6	7	1	6
Tax effects on US GAAP adjustments	112	166	198	269	(204)
Valuation allowance	-	(296)	(357)	(373)	203
Balance sheet classification differences:
Deferred income taxes	361	935	70	-	66
Other classifications(i)	(7)	(20)	-	-	-
Total assets under US GAAP	8,705	12,681	11,630	12,155	15,214

	As of December 31,
	2005	2004	2003	2002	2001
Total current liabilities under Argentine GAAP	2,206	10,232	10,684	11,742	4,011
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	1,631
Accounting for derivative instruments and hedging activities(ii)	-	-	-	-	209
Other adjustments	-	5	-	-	-
Tax effects on US GAAP adjustments	-	3	-	-	(644)
Valuation allowance	-	(3)	-	-	571
Balance sheet classification differences:
Financial indebtedness(iii)	-	-	-	-	7,073
Other classifications(i)	(2)	(12)	-	-	-
Total current liabilities under US GAAP	2,204	10,225	10,684	11,742	12,851

	As of December 31,
	2005	2004	2003	2002	2001
Total non-current liabilities under Argentine GAAP	4,443	1,540	365	345	5,318
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	2,491
Foreign-currency translation	(4)	(6)	-	-	-
Debt Restructurings	1,300	235	-	-	-
Personal Pre - APE Debt Restructurings	-	-	20	43	-
Other adjustments	3	-	-	-	-
Tax effects on US GAAP adjustments	(453)	(76)	(7)	(15)	(872)
Valuation allowance	-	131	7	15	923
Balance sheet classification differences:
Deferred income taxes	361	935	70	-	66
Financial indebtedness(iii)	-	-	-	-	(7,073)
Other classifications(i)	(5)	(8)	-	-	-
Total non-current liabilities under US GAAP	5,645	2,751	455	388	853

	As of December 31,
	2005	2004	2003	2002	2001
Total minority interest under Argentine GAAP	41	30	32	9	26
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	15
Foreign-currency translation	(4)	1	3	26	-
Tax effects on US GAAP adjustments	-	-	-	-	(5)
Valuation allowance	-	-	-	-	5
Total minority interest under US GAAP	37	31	35	35	41

	As of December 31,
	2005	2004	2003	2002	2001
Total shareholders’ equity under Argentine GAAP	1,836	502	1,168	817	5,203
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	-	(3,552)
Foreign-currency translation	39	47	38	115	-
Capitalization of foreign currency exchange differences	(314)	(443)	(566)	(762)	-
Debt Restructurings	(1,300)	(235)	-	-	-
Personal Pre-APE Debt Restructurings	-	-	(20)	(43)	-
Accounting for derivative instruments and hedging activities(ii)	-	-	-	-	(209)
Other adjustments	3	1	7	1	6
Tax effects on US GAAP adjustments	565	239	205	284	1,317
Valuation allowance	-	(424)	(364)	(388)	(1,296)
Minority interest	(10)	(13)	(12)	(34)	-
Total shareholders’ equity (deficit) under US GAAP	819	(326)	456	(10)	1,469

	Years ended December 31,
	2005	2004	2003	2002	2001
Operating income (loss) under Argentine GAAP	504	400	107	(204)	873
Valuation differences:
Foreign-currency translation	2	1	(5)	(12)	-
Capitalization of foreign currency exchange differences	117	119	121	135	-
Goodwill	-	-	-	(10)	-
Other adjustments	(14)	(6)	(2)	-	-
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(165)	(78)	(168)	(176)	(130)
Operating income (loss) under US GAAP	444	436	53	(267)	743

	Years ended December 31,
	2005	2004	2003	2002	2001
Total net income (loss) under Argentine GAAP	1,334	(666)	351	(4,386)	100
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	-	-	-	3,552	(3,552)
Foreign-currency translation	(10)	9	(53)	64	-
Capitalization of foreign currency exchange differences	129	123	196	(762)	-
Debt Restructurings	(1,230)	(235)	-	-	-
Extinguishment of Personal’s restructured debt	165	-	-	-	-
Personal Pre - APE Debt Restructurings	-	20	23	(43)	-
Other adjustments	(5)	(6)	6	(5)	3
Tax effects on US GAAP adjustments	328	34	(79)	(960)	1,244
Valuation allowance	424	(60)	24	908	(1,296)
Minority interest	3	(1)	17	(21)	-
Total net income (loss) under US GAAP	1,138	(782)	485	(1,653)	(3,501)

(i)                Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Notes 15.II.g and15.II.h to the Consolidated Financial Statements.

(ii)             Argentine GAAP and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments. The US GAAP reconciling item for fiscal year 2001 corresponds to the difference in the effective date of each standard.

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

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10 - Additional Information - Foreign investment and exchange controls in Argentina”.

	High	Low	Average(1)	End of Period
Year Ended December 31, 2001	1.00	1.00	1.00	1.00
Year Ended December 31, 2002	1.00	1.00	1.00	1.00
Year Ended December 31, 2003	3.90	1.55	3.24	3.37
Year Ended December 31, 2004	3.35	2.76	2.95	2.93
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Month Ended December 31, 2005	3.04	2.98	3.02	3.03
Month Ended January 31, 2006	3.07	3.03	3.05	3.07
Month Ended February 28, 2006	3.08	3.07	3.07	3.07
Month Ended March 31, 2006	3.08	3.07	3.08	3.08
Month Ended April 30, 2006	3.09	3.04	3.07	3.05
Month Ended May 31, 2006	3.09	3.03	3.06	3.09
Month Ended June 30, 2006 (through June 26, 2006)	3.09	3.08	3.08	3.09

(1)             Yearly data reflect average of month-end rates.

Sources: BCRA; Banco de la Nación Argentina

Fluctuations in the exchange rate between the peso and the U.S. dollar may affect the dollar equivalent of the peso prices of the Company’s Series B Preferred Shares on the Buenos Aires Stock Exchange and, as a result, are likely to affect the market price of the Company’s American Depositary Shares (the “Series B ADSs”) in the United States.

On June 26, 2006, the closing exchange rate (ask price) quoted by Banco Nación was P$3.09=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Telecom and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risk Factors Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and most of our indebtedness is denominated in or swapped to U.S. dollars. Accordingly, our financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and the U.S. dollar. In the past several years the Argentine economy has experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies and our need to restructure our financial indebtedness. These conditions have affected and will continue to affect our financial condition and results of operations, and may impair our ability to make payments of principal and/or interest on our financial indebtedness.

Devaluation of the peso will adversely affect our results of operations and its ability to service our debt obligations.

Since we realize substantially all of our revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of our earnings while increasing, in peso terms of our expenses and capital costs denominated in foreign currency (including costs of servicing our indebtedness denominated in foreign currencies). A significant depreciation in the Argentine peso against major foreign currencies also may have a material adverse impact on our capital expenditure program.

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

Substantial inflation may return, which would negatively impact Telecom Argentina’s margins.

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

Inflation slowed in 2003, with the Argentine consumer price index increasing by 3.7% and the wholesale price index increasing by approximately 1.9%. In 2004, the Argentine consumer price index increased by 6.1% and the wholesale price index increased by 7.9%. In, 2005, the Argentine consumer price index increased by 12.3% and the wholesale price index increased by 10.7%. In the three-month period ending on March 31, 2006, the consumer price index increased 2.9% and the wholesale price index increased 2.4%. The Argentine Government has implemented several actions in order to monitor and control prices of the most relevant goods and services. Despite the relatively moderate levels of inflation in recent years, it is possible that the Argentine economy will experience significant inflation in the future. If the BCRA issues significant amounts of currency to finance public sector spending, to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected. Since we derive the majority of our revenues from fees payable in pesos, unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation would decrease our revenues in real terms and adversely affect our results of operations. As discussed below under “Risks Associated with Telecom and its Operations”, Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. We cannot guarantee that the permitted increases will be sufficient to counter inflationary pressures and cannot assure you that the results of any future rate  negotiations will be favorable to us and to our financial condition.

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

The requirements of Article 206 and paragraph 5 of Article 94 were temporarily suspended by governmental decrees until December 10, 2005.

Since the Company reported significant losses for the year ended December 31, 2002, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualified for mandatory reduction of its capital stock. This situation remained unchanged as of December 31, 2005. Accordingly, the Ordinary Shareholders Meeting held on April 27, 2006 approved the use of the Company’s legal reserve and a portion of its capital adjustment account to absorb accumulated losses and remediate this situation. See ‘Item 9 - The Offer and Listing”.

We did not report losses for the fiscal year ended December 31, 2005. However, we cannot guarantee that we will not report significant losses in the future and again qualify for capital stock reduction under Article 206 or under paragraph 5 of Article 94.

In past periods of macroeconomic distress, such as those in 1989 and 2002, Articles 206 and paragraph 5 of Article 94 have been temporarily suspended. However, we cannot guarantee that in any future periods of macroeconomic distress such suspension would occur.

Future Argentine Government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine Government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis, the Argentine Government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Under the Kirchner administration, the CNC has adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as our company. See “Item 8 - Financial Information - Legal Proceedings” for more information. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are vigorously contesting them. However, we cannot assure you that laws and regulations currently governing the economy or the telecommunications industry will not change, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign currency denominated debt obligations.

In the event of further social or political crisis, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies, including royalty and tax increases and retroactive tax claims.

Argentina continues to face considerable economic, legal and political uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years have given rise to significant uncertainties about the country’s economic and political future. It is currently unclear whether the economic and political instability experienced over the past several years will continue and it is possible that, despite recent economic growth, Argentina may return to a deeper recession, higher inflation and unemployment and greater social unrest. If instability persists, there could be a material adverse effect on our results of operations and financial condition.

In addition, Argentine Courts have issued rulings changing existing jurisprudence on labor matters and indicating an increase in the assumption by companies of the responsibility for, and the costs and risks associated with, utilizing sub-contracted labor.

In a context in which the governing law and applicable regulations change frequently, it is difficult to guarantee that our commercial activities are not going to be affected in any way.

Argentina’s fiscal problems and sovereign debt default have negatively affected the macroeconomic environment.

The Argentine Government faced severe fiscal problems as a result of the devaluation of the Argentine peso. Due to the fact that almost all of the financial obligations of the Argentine Government were denominated in foreign currencies, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine Government as a result of the devaluation in 2001 and 2002. The Government’s fiscal revenues are also denominated, in large part, in Argentine pesos and although these revenues have increased in Argentine pesos, due to inflation and to the establishment of new sources of tax collection, the revenues decreased in US dollar-terms. For this reason, the Government was severely affected in its ability to carry out its payment obligations using foreign currency.

The Argentine Government has defaulted on a significant part of its public debt in recent years. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited.

On September 17, 2004, the IMF approved the Argentine Government’s request to defer repayment of about US$1.1 billion. On January 10, 2005, Argentina launched a formal offer to restructure more than US$100 billion of defaulted debt. On March 3, 2005, the Argentine Government announced that 76% of its creditors had accepted the offer. On June 2, 2005, new securities totaling approximately US$35.3 billion were issued by the government and corresponding debt service payments were made. However, there can be no assurance that the Argentine Government will not default on its obligations under these new bonds in the event that it experiences another economic crisis. In addition, Argentina will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine Government’s exchange offer. Finally, in January 2006, the Argentine Government completed an early repayment of all of its outstanding indebtedness with the IMF, an amount of approximately US$10.0 billion

It is too early to assess what effects, if any, the recent sovereign debt restructuring will have on investor confidence, the Argentine economy or on the government’s relationship with the holdouts. After the economic crisis in 2001, the Argentine Government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine Government may be required to continue adopting austere fiscal measures that could adversely affect economic growth. A new default by the Government could lead to a new recession, higher inflation and unemployment and social unrest, which would negatively affect our financial condition and results of operations. In addition, the Government’s default and its consequences may continue to affect the ability of private companies, including Telecom, in obtaining access to capital markets or other forms of financing.

The Argentine banking system is still recovering from a collapse.

In recent years, the Argentine financial system has been characterized by extreme volatility. In the past, the Argentine Government has restricted bank withdrawals and required the conversion of dollar deposits to pesos. This led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest, resulting in widespread public protests against financial institutions.

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

Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation evidenced since 2003 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Since 2003, overall bank deposits continued to improve. The recovery in deposits was originally restricted to those of a short-term nature (mainly in demand deposit accounts and saving accounts), but longer term certificates of deposit started to increase in the second half of 2004, allowing a recovery of overall bank financing to the private sector accompanied by growth rates of 26% in 2004 and 38% in 2005.

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

Risks Associated with Telecom and its Operations

It is possible that our company will not be able to pay the interest or the principal of our indebtedness.

Having successfully completed the restructuring of our financial indebtedness in August 2005, we foresee being able to make payments of principal and interest on the notes issued pursuant to our APE. Nonetheless, this expectation is based on certain assumptions regarding macroeconomic factors which will affect significant components of our business.

If our assumptions are incorrect, or if there are unforeseen events which significantly and adversely affect our operations or if restrictions are imposed on our ability to transfer funds abroad, it is possible that we might not be in a position to make the interest and principal payments due under our indebtedness. Investment in our securities, therefore, involves a high degree of risk. However, compliance with the prepayment obligations included in the terms and conditions of the Telecom Argentina notes issued pursuant to the APE has resulted in the cancellation of the principal mandatory amortizations scheduled through April 2009.

Although Telecom Argentina has fully complied with the applicable regulation, we cannot assure you that the publicly traded notes will be entitled to the benefits of the exemption from withholding tax provided in the Argentine negotiable obligations law. As a consequence, we could be obliged to pay Argentine taxes on the publicly traded notes and such obligation, if imposed, could adversely affect our ability to satisfy our obligations under the notes and/or invest in our business.

Due to Telecom Personal’s debt service obligations and other funding needs related to the expansion of its business, Telecom Personal’s cash flow is being fully applied to meet its own requirements for the near future and is not generally available to Telecom Argentina. Accordingly, our ability to satisfy the debt service obligations under the notes will depend principally on the free cash flow generation of Telecom Argentina (excluding the operations of Telecom Personal and its subsidiaries).

Given that the debt instruments of Telecom Argentina are not guaranteed by any of Telecom Argentina’s subsidiaries, such instruments will be subordinated structurally to indebtedness incurred by its subsidiaries with respect to any assets of those subsidiaries. Accordingly, upon the liquidation or reorganization of our subsidiaries, our right to participate in any distribution of their assets is subject to the prior claims of creditors of the relevant subsidiary, including trade creditors. As of December 31, 2005, our subsidiaries (among them, Telecom Personal and Núcleo) had liabilities reaching a total equivalent amount of US$648 million (including trade creditors and excluding inter-company obligations). Subject to certain restrictions, our subsidiaries can incur additional debt and all of that debt will be structurally senior to the debt instruments of Telecom Argentina.

Our ability to operate our business will be constrained by the indenture governing the notes that we issued in connection with the APE.

The indenture governing the notes issued pursuant to Telecom Argentina’s APE contain certain operating and financial restrictions and covenants that could adversely affect our ability to finance our future operations or capital needs or to engage in certain business activities. These agreements limit, and in some cases prohibit, our ability to:

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

•                  engage in other lines of business; or

•                  engage in certain mergers.

In addition, the notes issued pursuant to Telecom Argentina’s APE contain cash sweep provisions which will require Telecom Argentina to use any “excess cash” as defined in the notes, to prepay Telecom Argentina’s notes, which will further limit our ability to finance our future operations or capital needs. Due to significant accumulated losses and these debt service obligations we do not expect to be able to pay dividends in the near future.

In March 2006, Telecom Argentina implemented certain modifications to the Indenture governing the notes issued pursuant to the APE, after obtaining the approval of noteholders represented at an Extraordinary Bondholders Meeting. The approved modifications removed restrictions on capital expenditures for Telecom Personal and eliminated Telecom Argentina’s obligation to reinvest in Telecom Personal any distribution payments received from Telecom Personal.

Our Series A and Series B notes contain mandatory prepayment terms and permit redemption at the option of Telecom Argentina.

The terms of the Series A and Series B notes that Telecom Argentina issued pursuant to the APE include mandatory prepayment terms that may require Telecom Argentina to prepay the principal amortization of the notes before their scheduled payment date. As of the date of this Annual Report, all principal payments on the notes scheduled to be made through April 15, 2009 have been paid. In addition to making note payments (which are applied to prepay the remaining installments of the notes in direct order of maturity) or optional redemptions (which are applied pro rata at par value), Telecom Argentina may retire the notes through purchases of the notes in the secondary market if the notes are available for purchase at a price below their par value. Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment of the notes.

We are highly leveraged in foreign currency.

As of December 31, 2005, our total nominal consolidated bank and financial indebtedness, denominated in dollars, euro and yen amounted to the equivalent of approximately US$1,618 million, including accrued but unpaid interest and related derivatives. Our total consolidated peso-denominated debt amounted to P$273 million, equivalent to US$90 million. Our leverage may impair our ability to service our indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, our subsidiary Telecom Personal is and will continue to be highly leveraged. As of December 31, 2005, Telecom Personal’s stand-alone outstanding debt was the equivalent of approximately US$409 million, of which a significant portion is denominated in US dollars.

The “Pesification” and freezing of rates may continue to adversely affect Telecom’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for basic telephony services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine Government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine Government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of public services companies such as Telecom Argentina. In connection with these negotiations, on May 20, 2004, Telecom Argentina and Telefónica de Argentina S.A. signed a Letter of Understanding with the Argentine Government whereby Telecom Argentina agreed, without waiving its right to continue negotiations, to maintain the current tariff structure charged to our customers for fixed line services until December 31, 2004 (the “Letter of Understanding 2004”).

On December 17, 2004, Law No. 25,972 was published in the Argentine Government’s Official Bulletin. The law  extended the term for the renegotiation of public works and services contracts specified in Article 9 of the Public Emergency Law until December 31, 2005. Law No. 25,972 also stipulated that the Argentine Government would not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. The law also confirmed that the effectiveness of the Public Emergency Law would continue until December 2005. In January 2006, Law No. 26,077 was passed further extending the effectiveness through December 31, 2006.

On March 6, 2006, Telecom Argentina executed a new Letter of Understanding with the Argentine Government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding, rate increases will be restricted to the termination charge for international incoming calls and the extension of the time bands for peak-hour tariffs applied to local and domestic long distance calls (the “Letter of Understanding 2006”). Please see “Item 4 - Information on the Company - Recent Developments”.

We are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine Government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether we will be able to meet them.

Rate restrictions and reductions of some scope and magnitude may continue for a number of years and may reduce revenues from fixed line and other services. While we intend to continue to strive to control operating costs and capital expenditures and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in dollar terms.

Additionally, as of the end of the year 2005, the Argentine Government had implemented various measures to control inflation. It is possible that services not currently regulated in this manner by the Argentine Government may be the subject of future price controls or that similar mechanisms affecting our economic and financial situation may be implemented.

Uncertainties resulting from the current economic situation in Argentina and currently existing regulations affecting us and may continue to negatively impact our financial position and results of operations.

We believe that the successful completion of the APE has substantially reduced the risks associated with our financial position; however factors such as the strength of the Argentine economy and the devaluation of the peso, as further described in this “Risk Factors” section, may continue to negatively impact the financial position and results of our consolidated operations.

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

In addition, the Telecom Italia Group and W de Argentina - Inversiones S.L are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 8.44% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock. We are directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by Resolutions S.C. No 111/03 and No 29/04: (i) any reduction of ownership of Nortel in our capital stock to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom’s telecommunications license.

Pursuant to the provisions of  the Telecom Personal List of Conditions for STM, SRMC and PCS, the license holders of these services may not assign, transfer, encumber or dispose of the licenses or of the rights arising therefrom unless there is an authorization from the CNC.

We operate in a competitive environment which may result in a reduction in our market share in the future.

We compete with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. Groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom Argentina and its subsidiaries to the extent those services may be substitutes for fixed wireline telephony. As of December 31, 2005, more than 150 licenses for local and/or long distance services had been granted since the end of the exclusivity period.

We expect that we will face pressure on the rates we charge for services and we could experience loss of market share for fixed-line service as a result of this competition particularly in the long distance service and internet businesses. In addition, the market for wireless services is very competitive as certain of our competitors have substantial telecommunications experience. In 2004, Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica de España, S.A., acquired the Argentine wireless business of Companía de Radiocomunicaciones Moviles S.A. “Movicom” which resulted in Telefónica Móviles becoming Argentina’s largest wireless operator in terms of numbers of subscribers. The Internet services and wireless telecommunications markets, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed line market, we must invest in our fixed-line network and information technology in order to maintain and improve service quality and to prepare the network for the development and provision of new services that require enhanced capacity. To remain competitive in the wireless telecommunications market, we must enhance our wireless networks principally by completing the transition from TDMA to GSM technology, expand our GSM network coverage, provide high service quality and attractive plans. To remain competitive in the Internet services market, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. We must also adapt to changing market conditions. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Responding to these changes may require us to devote substantial capital to the development, procurement or implementation of new technologies.

We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructures. In addition, we may have to repair or replace our equipment lost due to theft or vandalism.

Certain operating and financial restrictions under the terms of our indebtedness (including limits on capital expenditures by Telecom Argentina) and the macroeconomic situation in Argentina and our related lack of access to bank financing and the capital markets may impede our ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that we will have the ability to make needed capital expenditures and operating expenses. If we are unable to make these expenditures, or if our competitors are able to invest in their businesses to a greater degree than we are, our competitive position will be adversely impacted.

Moreover, the products and services we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans and features, our customer base and our user traffic may be materially affected.

Competition is and will continue to be affected by our and our competitors’ respective business strategies and alliances. Accordingly, we may face additional pressure on the rates we charge for our services or experience loss of market share in these areas. In addition, the general business and economic climate in Argentina, including economic turbulence and regional differences in growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect us and our competitors differently, potentially to our relative disadvantage. We also expect that the level of competition in our markets will continue to increase in the future.

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

Nortel Inversora S.A. (“Nortel”), as our principal shareholder, and its controlling shareholder, Sofora Telecomunicaciones S.A. (“Sofora”), exercise significant control over matters affecting us.

Nortel is our principal shareholder, owning approximately 54.74% of our capital stock as of the date of this Annual Report. Nortel owns all of our Class A Shares and approximately 8.44% of our Class B Shares. Sofora owns 100% of the common stock and 67.79% of the capital stock of Nortel. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina - Inversiones S.L., or W de Argentina - Inversiones (a company that is party of the Werthein Group de Argentina) and 2% owned by France Telecom Group.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina - Inversiones will have the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors.

We have been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina - Inversiones have agreed amongst themselves certain matters relating to the election of our directors and of Nortel’s and have given W de Argentina - Inversiones veto power with respect to certain matters relating to us.

We have engaged in and will continue to engage in transactions with these shareholders of Nortel and, at the present time, of Sofora, and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of our capital stock and as parties with interests in these related party contracts.

Nevertheless, any transactions with related parties that hold 1% or more of our equity are put through a prior approval process established by Decree 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions”.

Our operations and financial condition could be affected by union activity and general labor unrest.

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of our labor organizations have increased recently as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine Government has attempted to alleviate this economic disparity through in-kind social welfare distributions). Moreover, labor organizations have advocated that certain of our non-unionized employees should be represented by trade unions. If the number of employees covered by trade unions increases, we may incur an increase in costs for the higher compensation that we and our contractors may need to pay to unionized employees.

In this context, and given the fact that we are limited in our ability to resolve these issues since Telecom Argentina has not yet received authorization for tariff increases, we concluded several agreements with various labor organizations representing our fixed-line telephony employees. These agreements entered into effectiveness in January 2005 and remained in force for all of fiscal year 2005. We entered into additional salary agreements in January 2006 and April 2006. Please see “Item 6 - Directors, Senior Management and Employees - Employees and Labor Relations” and “Item 8 - Financial Information - Legal Proceedings”.

The Argentine Government may order salary increases to be paid to employees in the private sector, which would increase our cost of doing business.

The Argentine Government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. In the aftermath of the Argentine economic crisis, both the Government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits. In early 2005 the Argentine Government stated that it would not order salary increases by decree. During 2006 additional wage adjustments beyond those already negotiated with the labor organizations are not expected, nor are salary increases anticipated for the personnel outside such labor agreements. Furthermore, there is currently no indication that adjustments will be ordered by the Argentine Government in then near future. However, there has been no abatement of pressure to mandate salary increases, and it is possible the government will adopt measures that will increase salaries or require us to provide additional benefits, which would increase our costs and, in the absence of an adjustment of regulated tariffs, reduce our profitability.

Moreover, the Argentine congress is discussing certain modifications to labor regulations that, if approved, could materially impact our relationship with our employees.

We are involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert management time, attention and financial resources. Please see: “Item 8 - Financial Information - Legal Proceedings”.

In addition, in the last two years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Employment Contract Law to restrict an employer’s ability to change the form and conditions of work expected of an employee. As a result of these changes, there may be a heightened risk of employment-related litigation. For example, former sales representatives of Telecom Personal have brought legal actions for what they consider to be the untimely termination of their contracts and have submitted claims for the payment of different items such as commission differences, seniority bonuses and lost profit. Decisions on these claims are pending.

The tax authorities have reviewed certain interpretations that could affect the tax treatment of our bad debt expense and fiber optic improvements. See “Item 10 - Additional Information - Taxation” and “Item 8 - Financial Information - Legal Proceedings”.

We may be subject to measures by the Argentine Government that may modify or impose obligations to provide telecommunications services without or with reduced compensation which may result in losses.

On June 12, 2002, the Argentine Congress passed Law No. 25,609. As of the date of this Annual Report, the executive branch had vetoed Law 25,609 and sent it back to the Congress where it is still being considered. Law No. 25,609 provides that Argentine telephone operators such as Telecom Argentina must provide “indispensable telephony services” to certain public entities even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom Argentina’s ability to set-off any amounts owed by these public entities against any amounts Telecom Argentina owes to the Argentine Government. In addition, the fulfillment of these obligations may result in losses for us. Please see “Regulatory Framework - Law No. 25,609”.

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the affect of increasing competition for the services we offer. Moreover, the government could modify some of the current regulations, without granting the company corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations, among others, obligations relating to provision of customer services, universal service regulation, etc., which could have a material impact on our operations.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our debt.

In 2001 and 2002, the Argentine Government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tightened restrictions on transferring funds abroad, including for purposes of paying principal and interest on debt. Although these restrictions have generally been eliminated, restrictions on transfer of funds have in the past limited and may in the future limit our ability to make payments on our debt to creditors outside of Argentina. There can be no assurance that the BCRA will not again restrict the transfer of funds abroad for principal and/or interest payments by us to our foreign creditors, or require its prior authorization for such purposes, which would limit our ability to service our debt. See “Item 10 - Additional Information - Foreign Investment and Exchange Controls in Argentina”.

There is no assurance that the market for our securities will provide proper levels of liquidity.

Some of our debt securities, including Telecom Argentina’s Series A and Series B notes, are newly issued and therefore their liquidity in the future is uncertain. The liquidity of our debt securities will depend on numerous factors, many of which are outside of our control. The liquidity of our securities could be adversely affected by changes in market conditions and interest rates, both in Argentina and the global economy, as well as by any change in our financial condition and results of operations.

In particular, the liquidity of Telecom Argentina’s Series A and Series B notes could be reduced by prepayments and repurchases carried out in accordance with the terms of the notes.

Our consolidated financial statement under Argentine GAAP may not give you the same information as financial statements prepared under US GAAP.

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. We maintain our financial books and records and prepares our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP. See Note 15 to the Consolidated Financial Statements for a description of the significant differences between Argentine GAAP and US GAAP as they relate to us.

ITEM 4.   INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector corporations in Argentina in terms of revenues. Telecom Argentina  has a non-expiring license (the “License”) to provide fixed-line public telecommunications services and basic telephone services in Argentina. We also provide other telephone-related services such as international long-distance service and data transmission and Internet services, and through our subsidiaries, wireless telecommunications services and telephone directory publishing.

As of December 31, 2005, our telephone system included approximately 3.95 million lines in service. This is equivalent to approximately 20.8 lines in service per 100 inhabitants in the Northern Region and 347 lines in service per employee.

As of December 31, 2005, our Internet business has approximately 125,000 customers in the dial-up and private virtual network services and approximately 226,000 customers in ADSL service. Our wireless reportable segment has approximately 6.15 million customers in Argentina and approximately 0.65 million customers in Paraguay.

Business Strategy

Our objective is to become the most recognized provider of integrated communication solutions in Argentina, providing a wide spectrum of fixed and wireless communications services to meet the needs of our diverse customer base. We seek to be a leader in operational excellence and in the provision of innovative services.

We expect that our principal business drivers will be growth in broadband Internet and wireless services. The increase in penetration and Value Added Services are expected to be the drivers of growth in these services.

As our customer base matures and grows, it is demanding greater simplicity in service selection and increased control over more personalized services. The Telecom Group recognizes that success will depend on our ability to adapt efficiently and quickly to the changing requirements of the market and are committed to growth through new technologies.

We believe that we are well positioned to benefit from the convergence of fixed line and wireless services and are committed to improving the synergy between our fixed line and wireless networks. We are designing and executing a plan for further development of our systems and networks to enable us to provide a full range of integrated fixed and wireless communications services. A central component of Telecom’s strategy is the full migration of our networks to the unified NGN architecture, a transition that has already been initiated. We believe that widespread adoption of ADSL will serve as a catalyst for rapid fixed line and wireless convergence and increasingly innovative service offerings, and have already integrated our ARNET brand into our voice, data and Internet reportable segment and have begun to market the brand as a full-service internet access point. Finally, our development plan also includes the continued laying of optical fiber to improve the transmission capacity and speed of our network and facilitate the increased offering of Value Added Services to our customers.

Organizational Structure

The following chart shows our principal subsidiaries and affiliated companies as of December 31, 2005, and jurisdiction of organization.

(*)            Dormant entity.

(**)     Dormant entity in process of liquidation.

Consolidated Subsidiary Information

The following table presents information relating to the activity of, our percent ownership and the percentage of our consolidated total net sales represented by our consolidated subsidiaries as of December 31, 2005:

Subsidiary(1)	Activity	Percent Ownership	Percentage of Telecom’s Total Consolidated Net Sales
Telecom Personal S.A.	Wireless Services	99.99	45.1
Núcleo S.A.(2)	Wireless Services	67.50	3.9
Telecom Argentina USA Inc.	International Service	100.00	0.5
Publicom S.A.	Publication of Directories	99.99	0.9
Cable Insignia S.A.(2)(3)	Wireless Services	75.00	0.0
Micro Sistemas S.A.(4)	Electronic Equipment Sales	99.99	0.0
Total			50.4

(1)             All incorporated in Argentina, except for Núcleo S.A. (Paraguay), Cable Insignia S.A. (Paraguay) and Telecom Argentina USA Inc. (USA).

(2)             Interest held indirectly through Telecom Personal.

(3)             This subsidiary is dormant and is in the process of liquidation.

(4)             Dormant subsidiary as of December 31, 2005.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware, 19715.

Recent Developments

Debt Restructuring

The effects of the Public Emergency Law and the devaluation of the peso made it difficult for us and our subsidiaries to meet our debt service requirements on our financial indebtedness issued prior to the Argentine economic crisis of 2001, principally because most of our revenues were converted into pesos while most of those liabilities remained denominated in U.S. dollars, euro and Japanese yen. In addition, Telecom Argentina was unable to increase tariffs in peso terms to offset the devaluation because tariffs with respect to a large portion of its business may only be adjusted after renegotiation with the Argentine Government.

As a consequence of developments relating to the macroeconomic environment in Argentina and the Public Emergency Law, including the deterioration of the economic situation in Argentina, the devaluation and volatility of the Argentine peso, the pesification of our rates and uncertainties surrounding the adjustment of our regulated rates, Telecom Argentina and its subsidiaries found it necessary to restructure their financial debt obligations issued prior to the Argentine economic crisis of 2001. Moreover, due to the restructuring of Telecom Personal, Núcleo was forced to refinance its financial obligations.

On August 31, 2005 Telecom Argentina successfully completed a restructuring of its financial indebtedness pursuant to an APE by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments.

The Telecom Personal and Núcleo debt restructurings were successfully completed in November 2004. On December 22, 2005, Personal successfully concluded a refinancing of all of the debt instruments issued as a consequence of its financial restructuring process by issuing new notes and loans. The new debt incurred in this refinancing transaction was approximately US$381 million. In the first quarter of 2006, Núcleo also concluded a refinancing of its restructured debt. See “Telecom Personal and Núcleo Refinancing” below.

More detail about the debt restructuring transactions and the terms of the notes issued pursuant thereto can be found in “Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debt Obligations and Debt Service Requirements”. The indenture pursuant to which the Telecom Argentina notes were issued has been filed as an exhibit to this Form 20-F.

Consent Solicitation

On February 24, 2006, Telecom Argentina launched a consent solicitation seeking consents from holders of its Series A notes and Series B notes issued under an indenture dated August 31, 2005 and for an amendment to the Indenture to remove then existing restrictions on the ability of Telecom Personal to make capital expenditures and the requirement that Telecom Argentina reinvest distribution payments made by Telecom Personal into Telecom Personal. Pursuant to the consent solicitation, Telecom Argentina obtained consents from holders of 63.35% of the aggregate outstanding principal amount of the notes reaching quorum to hold the bondholders’ meeting in first call. On March 27, 2006, a noteholders’ meeting was held at which the noteholders approved the proposed amendments. On that same date, Telecom Argentina executed a supplemental indenture with The Bank of New York, as trustee, registrar and paying agent.

Letter of Understanding 2006

On March 6, 2006, the Company signed the Letter of Understanding 2006 with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter of Understanding 2006 shall constitute the necessary background for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (Minutes of Agreement of the Renegotiation of the Transfer Agreement) approved by Decree No. 2,332/90, as stated in Section 9 of Law No. 25,561.

The main terms and conditions of the Letter of Understanding 2006 include:

•                  The technical supervising offices (CNC and UNIREN) have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework; and those requirements not fulfilled have been dealt with through sanctions. Some matters relating to the Company’s usual and regular activities as a Licensee remain pending and shall be determined by June 30, 2006;

•                  Telecom Argentina’s commitment to invest in the technological development and updating of its network;

•                  Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•                  The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•                  The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications companies that shall take part in the process;

•                  The Company’s commitment and the commitment of its indirect stockholders Telecom Italia S.p.A. and W de Argentina Inversiones SL, to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing convened to deal with the Letter of Understanding 2006 have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified;

•                  An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values (at present such charges are steeply discounted); and

•                  Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter of Understanding 2006 was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions shall form the foundation for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes.

On June 16, 2006 Telecom communicated to UNIREN the above mentioned suspension.

Telecom Personal and Núcleo Refinancing

Telecom Personal originally restructured its outstanding financial indebtedness, including intercompany obligations in November 2004, pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. In connection with its restructuring, Telecom Personal issued US$46 million aggregate principal amount of Series A loans, US$367 million aggregate principal amount of Series B loans (of which US$301 million were issued in the form of a syndicated loan agreement and US$66 million were issued in the form of bilateral agreements) and distributed cash payments to creditors of US$165 million (which included US$3 million of withholding tax).

In December 2005, Personal, with a main objective of improving its debt profile by modifying its interest rates and eliminating certain restrictive covenants, created a global program for the issuance of notes in order to fully cancel the 2004 restructured debt. On December 22, 2005, Personal issued the Notes and successfully concluded the refinancing of all of the debt instruments issued as a consequence of its financial restructuring process. The new debt incurred in this refinancing transaction was approximately US$381 million.

Telecom Personal’s subsidiary, Núcleo, completed a restructuring of its syndicated loan facility and other debts on November 22, 2004. The restructured debt with local creditors (as of December 31, 2005, US$2 million) accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors (as of December 31, 2005, US$15 million) accrues interest at a variable interest rate of three-month LIBOR plus 4.5%. During fiscal year 2005, Núcleo made optional prepayments of the new loans in an aggregate amount of US$28 million. After giving effect to these payments, as of December 31, 2005, Núcleo’s outstanding debt amounted to US$17 million. In the first quarter of fiscal year 2006, Núcleo made additional optional prepayments, using in part funds generated from the issuance of US$9.5 million in local bank debt. These prepayments resulted in the cancellation of all of its above-mentioned debt and associated debt instruments.

History

Telecom Argentina was created by Decree No. 60 of the executive branch dated January 5, 1990 and incorporated as “Sociedad Licenciataria Norte S.A”. on April 23, 1990. In November 1990, our legal name was changed to “Telecom Argentina STET-France Telecom S.A”. and on February 18, 2004, it was changed to “Telecom Argentina S.A”.

Telecom Argentina is organized as a sociedad anónima under Argentine law. The duration of Telecom Argentina is 99 years from the date of registration with the Buenos Aires Public Registry of Commerce (July 13, 1990). Telecom Argentina conducts business under the commercial name “Telecom”.

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

•                  the granting to Telecom Argentina and Telefónica of non-expiring licenses to provide basic telecommunication services in the Northern Region and Southern Region, respectively;

•                  the granting to Telintar and Startel, each joint subsidiaries of Telecom Argentina and Telefónica, of non-expiring licenses to provide certain telecommunications services; and

•                  the transfer by ENTel of substantially all of its assets and certain contracts into Telecom Argentina, Telefónica, Telintar and Startel.

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine Government sold 60% of the common stock to Nortel, a holding company formed at that moment by a consortium of investors including Telecom Italia S.p.A. (“Telecom Italia”) among others. As of December 31, 2005, Nortel’s common stock was owned by an Argentine company named Sofora, which was organized in September 2003 and is held 50% by the Telecom Italia Group, 48% by W de Argentina-Inversiones S.L., a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group, and 2% by France Telecom Group. See “Item 7-Major Shareholders and Related Party Transactions-Major Shareholders”.

Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s common stock was transferred to a Share Ownership Plan for certain ex-employees of ENTel and Compañía Argentina de Teléfonos S.A. (“CAT”) by the Argentine Government, and the remaining 30% of the Company’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. See: “Item 6-Directors, Senior Management and Employees-Share Ownership-Share Ownership Plan”.

On the Transfer Date, Telecom Argentina also entered into a management agreement (the “Management Agreement”) with Telecom Italia and France Cables et Radio S.A. (“FCR”), a subsidiary of France Telecom S.A. (jointly, the “Operators”) pursuant to which the Operators agreed to provide services, expertise and know-how with respect to the Telecom Argentina’s activities. Telecom Italia was sole Operator under this agreement from December 2003 to October 2004. The Management Agreement expired on October 10, 2004.

On April 15, 1992, Telecom Argentina began to provide services to four of the six provinces formerly served by CAT.

Telecom Argentina provided public telecommunications services on an exclusive basis for a seven-year term, which expired on November 8, 1997. Telecom Argentina had the right, subject to regulatory approval and other conditions, to an extension of the period of exclusivity. On March 13, 1998, the Argentine Government issued Decree No. 264/98, whereby the period of exclusivity was extended with respect to basic telephone services until October 1999. The decree further provided for a transition period prior to the full liberalization of the telecommunications market. Through September 30, 1999, Telecom Argentina provided domestic and international telephony services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine Government implemented a deregulation plan introducing competition into the market. See “Regulatory Framework-Deregulation Plan Established by Decree No. 264/98”.

On August 12, 1999, Perez Companc Company (owner of 25% of the ordinary shares of Nortel), and J.P. Morgan and J.P. Morgan Capital Corporation (jointly owners of 10% of the ordinary shares of Nortel) sold all of their shares of Nortel in equal parts to members of the Telecom Italia group and the FCR group.

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

On May 3, 2000, certain employees of Telecom Group participating in the employee Share Ownership Plan created by the Argentine Government in connection with the privatization of ENTel, sold 44,458,431 Class B Shares (represented by 7,600,000 ADSs and 6,458,431 shares) in an offering in the United States and in Argentina. The remaining shares issued pursuant to the Share Ownership Plan are in the process of being released from ongoing legal proceedings to enable their gradual conversion and sale in the public market. See “Item 6-Directors, Senior Management and Employees-Share Ownership-Share ownership Plan”.

THE BUSINESS

General

We conduct our business through seven legal entities which represent seven operating segments. We aggregate these operating segments into reportable segments following the nature of the products and services provided.

The companies we aggregate to create the reportable segments are as follows:

Reportable segment	Consolidated Company/Operating Segment
Voice, data and Internet	Telecom Argentina Telecom Argentina USA Micro Sistemas(i)
Wireless	Telecom Personal Núcleo Cable Insignia(ii)
Directories publishing	Publicom

(i)                Dormant entity at December 31, 2005.

(ii)             Dormant entity. In process of liquidation.

Voice, Data and Internet Services.   Telecom Argentina has a non-expiring license to provide fixed line public telecommunications services and basic telephone services in Argentina. Telecom Argentina owns public exchanges, a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Telecom Argentina also owns a network in the Southern Region. Voice, data and Internet services are comprised of the following:

•                  Basic telephony services.   Telecom Argentina provides basic telephony services, including local and domestic long-distance telephone services and public telephone services. As of December 31, 2005, Telecom Argentina had approximately 3.95 million lines in service;

•                  International long-distance services.   Telecom Argentina provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits;

•                  Data transmission and Internet services.   Telecom Argentina provides data transmission and Internet connectivity services, including traditional dial-up and broadband connections, ADSL dedicated lines, private networks, national and international broadcasting signal transport and videoconferencing services. As of December 31, 2005, Telecom Argentina had approximately 125,000 dial-up subscribers and approximately 226,000 ADSL subscribers to our Internet service; and

•                  Other basic telephony services.   Other services provided by Telecom Argentina include supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail and itemized billing, and telecommunications consulting and telecommunications equipment and maintenance services.

•                  Wireless Telecommunication Services.   We provide wireless services through our subsidiaries in Argentina and Paraguay. Our subsidiary Telecom Personal provides wireless telephone service throughout Argentina via cellular and PCS networks. Telecom Personal’s service offerings include supplementary wireless Value Added Services. We also provide cellular and PCS services in Paraguay through Núcleo, a subsidiary of Telecom Personal. As of December 31, 2005, Telecom Personal had approximately 6.2 million wireless subscribers in Argentina and approximately 0.7 million in Paraguay.

•                  Directory Publishing.   We edit, print, sell and distribute publications, through our 99.9% owned subsidiary, Publicom S.A. (“Publicom”). In addition, Publicom sells advertising in such publications and develops and sells advertising linked to telephone service.

See Note 12 to our Consolidated Financial Statements and: “Item 5-Operating and Financial Review and Prospects-Years ended December 31, 2005, 2004 and 2003-Results of Operations by Reportable Segment” for additional information as to our results of operations by reportable segment.

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

Since October 2000, the telecommunications sector in Argentina is completely open to competition. Our operations are subject to a complex series of laws and regulations of the Argentine Government. In addition, we are subject to the supervision of the Regulatory Bodies. See “Regulatory Framework” below.

The Argentine Government has taken certain measures that have affected revenues from the services we provide. By the enactment of the Public Emergency Law, the rates charged by Telecom Argentina for fixed line services such as measured service, public telephone service, national and international long distance and monthly basic charges and installation charges have been pesified. We cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect our future revenues. See “Rates” below and “Item 5-Operating and Financial Review and Prospects-Economic and Political Developments in Argentina”.

Telecom Argentina’s Domestic Telephone Network

Telecom Argentina’s domestic fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the development of Telecom Argentina’s domestic telephone network:

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Number of installed lines(1)	3,828,147	3,803,006	3,800,085	3,802,464	3,800,058
Net lines installed (during each period)	25,141	2,921	(2,379)	2,406	76,122
Net lines installed cumulative	2,257,183	2,232,042	2,229,121	2,231,500	2,229,094
Number of lines in service(2)	3,949, 911	3,790,298	3,655,859	3,590,284	3,891,800
Net lines in service added for the period	159,613	134,439	65,575	(301,516)	51,969
Net lines in service added cumulative	2,547,942	2,388,329	2,253,890	2,188,315	2,489,831
Lines in service per 100 inhabitants(3)	21	20	20	19	21
Pending applications	52,000	44,800	74,800	20,300	40,100
Total public telephony	82,771	83,847	80,127	79,812	82,176

(1)             Reflects total number of lines available in switches.

(2)             Reflects number of lines capable of generating traffic. Includes direct inward dialing lines, which do not use installed line capacity.

(3)             Corresponds to the Northern Region.

Voice, Data and Internet Revenue

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice and, through January 6, 2002, translated to pesos at the applicable exchange rate. The number of pulses varies depending on the type of customer. As of December 31, 2005, approximately 85% of lines in service were for residential customers and public telephony and approximately 15% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to low consumption residential and retired customers.

Measured Service Charges. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per minute at the time the call is made and, through January 6, 2002, translated to pesos at the applicable exchange rate. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. During the summer months (December through March) there is decreased consumption due to the fact that many customers are on vacation. The price of domestic long-distance calls also varies with the time of day, the day of the week, the distance of the call, the duration of the call and the price per pulse existing at the billing time. Additionally, due to competition, Telecom offers discounts to customers mainly for domestic long distance service. This practice has reduced the revenues billed for this service.

Local minutes were approximately 13.9 billion in 2005, 13.8 billion in 2004 and 13.4 billion during 2003. During the past two years, despite increased economic activity in Argentina and the growth in our fixed line customer base, the volume of local minutes has remained stable due to the strong development that wireless telephony is experiencing and the resulting migration of traffic to that technology.

Domestic long-distance minutes were 2.9 billion in 2005, 2.7 billion in 2004 and 2.5 billion during 2003. The positive growth in the domestic long-distance minutes is associated with the introduction of “semiflat” plans that permit the client to pay a fixed charge to get a set quantity of minutes for use during certain hours or days, or to certain numbers or places. The position of Telecom Argentina as the market leader for domestic long-distance in the Northern Region, and the positions of its principal competitors have remained stable over the past several years.

In the year ended December 31, 2005, approximately 85% of measured service revenue was generated by residential and professional customers, and approximately 15% was generated by business and government customers. In the year ended December 31, 2004, approximately 77% of measured service revenues was generated by residential and professional customers, and approximately 23% was generated by business and government customers.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new phone lines. Telecom Argentina offers discounts in multiple localities to reduce the rate authorized by the government, with the aim of stimulating demand in those areas. As a result, the penetration of fixed-line telephony has continued to grow in Argentina, whereas it is decreasing in various other parts of the world.

Dedicated Lines. Telecom Argentina provides dedicated lines primarily to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, Telecom Argentina receives revenues from dedicated analog urban/interurban lines that are fixed by pulses according to the price of urban/interurban calls (corresponding to the distance of such calls).

Interconnection Revenues. Telecom Argentina collects fees from other operators related to interconnection services which primarily includes access, termination and long-distance transport of calls.

Public Telephony Services.   As of December 31, 2005, there were 82,771 public lines installed of which 9,265 are in the Southern Region. Telecom Argentina has installed new modular public telephones offering both local and long-distance connections. These telephones accept coins or prepaid calling cards; however, the majority of such phones installed by Telecom Argentina only accept prepaid calling cards, which decreases our exposure to theft from public telephones. Additionally, Telecom Argentina has installed public telephone telecommunication centers providing access to public telephone, Internet and fax services.

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

•                  amounts earned from foreign telecommunications carriers for connection to the Argentine telephone network;

•                  international point-to-point leased circuits; and

•                  international data services.

The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes was 517 million for year 2005, 450 million for year 2004 and 346 million for year 2003.

Outgoing traffic measured in minutes was 170 million for year 2005, 161 million for year 2004 and 154 million for year 2003.

In years 2005, 2004 and 2003, approximately 14%, 15% and 16%, respectively, of international long-distance outgoing traffic was to the United States. International traffic between Argentina and Brazil, Spain and Uruguay is also substantial.

Since 1992, international tariffs have been reduced annually as a consequence of the application of the price cap. Telecom also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

Although Telecom Argentina still retains an important portion of international long-distance market share in the Northern Region, over the past several years, there has been a gradual and constant decrease in Telecom Argentina’s market share in that region due to strong growth in prepaid cards and the adoption of VoIP (Voice Over Internet Protocol) technology at competitive rates. Of Telecom Argentina’s various offered services, international long-distance is the service most affected by VoIP technology.

Telecom Argentina is connected to international telecommunications networks mainly through the following submarine fiber optic cables:  Unisur (Argentina - Brazil - Uruguay), Americas 1 and Americas 2, Columbus 2 and 3 (Europe), Atlantis 2 (Brazil - Europe), Sea-Me-We (Europe - Asia) and other minor cables.

Telecom Argentina USA Inc. Our wholly-owned subsidiary in the United States, Telecom Argentina USA Inc., a corporation organized under the laws of the State of Delaware, was granted an FCC 214 license by the Federal Communications Commission, or the FCC, for the provision of international long-distance telecommunications services in the United States. Telecom Argentina USA routes the majority of its traffic through its own switching capabilities and its business, at the moment, is mainly focused on wholesale long distance international traffic although it has begun to explore the retail market through prepaid cards and A.N.I. recognition (technology similar to caller ID that allows identification and location of a particular prepaid card). Moreover, Telecom Argentina USA resells traffic termination services to Argentina.

Data Transmission Services.   The data services business includes nationwide data transmission services, national and international broadcasting signal transport and videoconferencing services. Telecom Argentina also provides certain value-added services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are provided mainly through frame relay and ATM networks. However, in the past year, Telecom Argentina has developed a Virtual Private Network IP and has begun the migration of lines connected to the ATM networks to the Virtual Private Network IP. Telecom Argentina has a non-expiring license to provide the aforementioned services.

Internet Revenues.   Telecom Argentina introduced residential Internet service under the brand name ARNET in 1998 and has been providing Internet-related services directly to its customers since November 2001. Telecom Argentina mainly offers this service in the major cities of Argentina. In recent years, Telecom Argentina’s Internet service has experienced higher demand and usage in less populated areas of the country. The Internet services include basic dial-up service and high-speed ADSL service.

During the past several years, Internet service has experienced a significant shift as a result of the introduction of ADSL. We have seen a gradual, but constant, decrease in Dial-Up access that has been offset by increased ADSL traffic. This shift is illustrated in the following table:

	December 31,
	2005	2004	2003
ADSL (1)	226,000	128,000	71,000
Dial-Up	125,000	152,000	157,000

(1)             Includes ADSL access in the Northern Region and ADSL clients in the Southern Region

The market for broadband has experienced significant growth in the past year throughout the country, increasing 72% to reach approximately 921,000 connections. In the Northern Region, it is estimated that broadband now accounts for 51% of all Internet use.

Broadband Internet is delivered through three technologies: cable modem, ADSL and wireless, with cable modem and ADSL the most dominant. In the past year, ADSL has maintained a stable market presence with respect to cable modem and wireless, in the Northern Region as well as in the rest of the country. Telecom Argentina markets its ADSL service through its proprietary ARNET brand and in partnership with other ISPs sharing the revenue from the client.

Telecom Argentina has sought to differentiate itself in the market by offering service that prioritizes the continuous increase in the bandwidth offered to the customer, currently offering the highest speeds on the market (for 5 MB download), and diversifying its plans (flat, by time, or by data volume).

Additionally, Internet revenues include Internet access services. Telecom Argentina offers its 0610, 0611 and 0612 ISP services. The 0610 service at rates reflecting up to a 30% discount compared to normal city rates for connections lasting 30 minutes, depending on the time and day of the connection. Traffic generated by these services reached 7.6 billion minutes in 2003, 7.6 billion minutes in 2004 and 5.9 billion minutes in 2005. Pursuant to an agreement reached with the Argentine Government, Telecom offers Internet access to locations in its region through more than 98% of the installed lines.

Other. Other telephone services include charges for supplementary services (such as call waiting, call forwarding, conference calls, caller ID, voicemail and itemized billing), access provided to independent operators (co-operatives), billing and collection services commission (mainly to wireless operators) and operator assistance.

Rates

Pursuant to the original terms of the Transfer Agreement, Telecom Argentina was permitted to adjust the rates it charged for domestic telephone calls in accordance with the monthly variation of the Argentine consumer price index, or Argentine Consumer Price Index, or, in certain circumstances, a weighted average of the Argentine Consumer Price Index and the devaluation of the Argentine currency against the dollar. The Convertibility Law (see “Operating and Financial Review and Prospects - Economic and Political Developments in Argentina”), which took effect on April 1, 1991, however, prevented the operation of this indexing mechanism; as a general matter, the Convertibility Law prohibits peso-based price adjustment mechanisms.

On November 28, 1991, Telecom Argentina and Telefónica signed an agreement, or the November Agreement, with the Argentine Government providing for rates to be dollar-based and, at the election of each of Telecom Argentina and Telefónica, adjusted semi-annually according to the U.S. consumer price index, or the “US CPI”. The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991. On February 28, 1992, the Argentine Government and Telecom Argentina entered into a supplemental agreement, or the February Agreement, which was ratified by Decree No. 506/92 (the November Agreement, as supplemented by the February Agreement, is referred to as the “Rate Agreement”).

Public Emergency Law. As a consequence of the severe and ongoing deterioration of the economic situation of Argentina, effective January 6, 2002, the Argentine Government introduced measures that have had and may continue to have a significant impact on the operations of Telecom Argentina, particularly on rates. On January 6, 2002, the Argentine Government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law. The Public Emergency Law also:

•                  converted to and fixed as pesos (at a rate of P$1.00 = US$1.00) all tariffs for measured service, public telephone service, long distance, some supplementary services and monthly basic and installation charges;

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

Rate Rebalancing. At the time of ENTel’s privatization, the need for a future amendment of rates to rebalance the pricing of domestic and international charges was foreseen. Subsequent agreements established the right of licensees to a rate rebalancing and set forth some mechanisms to implement a new tariff structure.

Decree No. 92/97 provided for a significant reduction in domestic and international long-distance rates, an increase in basic telephony charges, the elimination of Free Pulses and an increase in urban rates. The Rate Rebalancing was undertaken as part of the Argentine Government’s plan to create a competitive environment in the Argentine telecommunications industry.

The new rate schedule was intended to reduce cross-subsidies (particularly those existing between urban and long-distance services) to create a competitive environment beginning in the year 2000. The preservation of the licensees’ financial position was one of the main principles of the Rate Rebalancing. Decree No. 2,585/91 established that the Rate Rebalancing should have a neutral effect on the licensees’ revenues. In developing the tariff structure implemented by Decree No. 92/97, the Argentine Government relied on studies which demonstrated that because of the elasticity of demand for telephone service, an increase in demand for lower-priced services would compensate for the rate reductions. Decree No. 92/97 established corrective mechanisms to facilitate neutral results on revenues. The Banco Interamericano de Reconstrucción y Fomento, or InterAmerican Bank for Reconstruction and Development, was responsible for making measurements on a semi-annual basis, over a two-year period, to determine the effects of the Rate Rebalancing.

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

Historical Rates

The rates charged by Telecom Argentina are subject to the regulations described under “-Regulatory Framework”. The following table sets forth certain of our maximum month-end rates for various components of local service and domestic long-distance service in pesos converted to U.S. dollars based on the month-end exchange rates for the periods indicated(1):

	December 2005(4)	December 2004(4)	December 2003(4)	December 2002(4)	December 2001
Residential:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line(2)	13.23	13.23	13.23	13.23	13.23
Commercial:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line(2)	27.30	27.30	27.30	27.30	27.30
Prices:
Price per pulse (nominal)	0.0469	0.0469	0.0469	0.0469	0.0469
Exchange Rate P$/US$(3)	3.03	2.98	2.93	3.37	1.00

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

Many of Telecom Argentina’s charges, such as the monthly basic charge and measured service charges, are calculated using pulses, a basic service unit. Effective November 1, 1999, the maximum rate per pulse (which was denominated in dollars until December 31, 2001) was US$0.0469 (an increase of approximately 1.5% from the rate in effect from April 1999 through October 1999). As of the date of this Annual Report, this was the last time the maximum rate per pulse was changed. However, changes corresponding to years 2000 and 2001, although not directly applied on the price per pulse, were included in the 2000 and 2001 price cap negotiation. Until December 31, 2001, customers were billed in pesos based on the conversion of the applicable rate (which in certain cases at our election could be lower than the maximum rate permitted by the Rate Agreement) into pesos at the exchange rate prevailing at the time of billing. This rate adjustment scheme has been eliminated by the enactment of the Public Emergency Law. In March, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government that is intended to serve as a foundation for a forthcoming negotiation agreement and contemplates the increase in rates for incoming international calls and the extension of peak-rate calling periods.

Price Cap. The List of Conditions required that rates be reduced annually until the Regulatory Bodies determine that there is “effective competition” in the markets we serve. A 2% (measured in real dollar terms) reduction in the prior year’s rates was required for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement is maintained pursuant to the Rate Agreement, whereby Telecom Argentina is permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long distance rates and discounts to certain public entities, including the fire departments and public libraries. As of the date of this Annual Report, the price cap regime is suspended and it is unknown if and when it will come back into effect.

Agreement with Argentine Government to Reduce Rates. On December 15, 1999, the Argentine Government, Telecom Argentina and Telefónica agreed to implement certain modifications to the tariff structure in order to facilitate Argentine Government actions to improve the level of competitiveness of the Argentine economy.

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

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement that set the effective price cap reduction at 6.75% for the period of November 2000 to November 2001. The price cap reductions contemplated that 6% of this reduction would be implemented through the items listed below:

•                  the continuation of the reduction in basic monthly charges for commercial and governmental customers and pricing plans for residential customers that came into effect as of March 1, 2000;

•                  Telecom Argentina would provide 110 (information) services free of charge from January 2000 until November 2001; and

•                  the price of the pulse would not be adjusted in accordance with US CPI in April 2000 and in October 2000.

The licensees were permitted to decide how to apply the remaining reduction. In the event that by November 2001 the reduction in these items had not achieved the effective price cap reduction of 6.75%, the Argentine Government was to determine which items shall be subject to additional reductions in order to achieve the effective price cap reduction up to 6.75%.

In October 2001, a preliminary injunction against us carrying out any tariff adjustments by reference to the Consumer Price Index in the United States was issued. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be nullified. Although this appeal is currently still pending, in the Letter of Understanding 2006, Telecom Argentina has agreed to suspend this and other claims stemming from the tariff regulation. We have also agreed to permanently drop this and other related claims following the ratification of the contemplated Renegotiation Agreement. Finally, Public Emergency Law No. 25,561 prohibited tariff adjustments explicitly. See “Item 8-Financial Information-Legal Proceedings-Consumer Trade Union Proceeding”.

Installation Charges. Under the Rate Agreement, Telecom Argentina was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users. Decree No. 92/97 established that beginning in November 1997 installation charges may not exceed the amount charged in mature international markets. Telecom Argentina has been applying several promotions to installation charges. Actual levels of installation charges are P$90.

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

Letter of Understanding Relating to Basic Services.   As part of our negotiations under Decree No. 293/02 on the tariff structure, on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government whereby we agreed to increase certain tariffs and incorporate certain modifications to the current regulatory framework. In particular, the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs.

Wireless Telecommunications Services

We provide wireless services via cellular and PCS networks through our subsidiaries in Argentina and Paraguay.

Wireless Telecommunication Services in Argentina - Telecom Personal

The market for wireless telephone services in Argentina is characterized by rapid growth and intense competition. Operators are generally free from regulation in the pricing of services, with the limited exception of calling party pays, or CPP, charges for termination of calls originating on a fixed line network. The CPP model, implemented in Argentina in 1997, resulted in increased demand for wireless services in Argentina, while the openness of the market to new entrants and freedom from price regulation has resulted in a dynamic market for the supply of wireless services. Following the merger of two wireless operators in 2005 (Unifón and Movicom), there are currently three wireless operators offering nationwide service. According to the CNC, penetration of Cellular service in Argentina was approximately 35% of the population as of December 31, 2004 and approximately 57% of the population as of December 31, 2005.

Beginning in the second half of 2003, service providers in Argentina commenced the transition to GSM technology. The introduction of GSM technology requires significant capital expenditure, as the technology requires the rollout of new network infrastructure. However, GSM technology is expected to fuel demand for Cellular services because it supports a wide variety of enhanced services such as short message systems and data transmission.

Our wireless telephony services in Argentina are provided through our wholly-owned subsidiary, Telecom Personal. We provide wireless services throughout Argentina via STM, SRMC and PCS networks. Telecom Personal utilizes digital TDMA technology and GSM technology in its networks and primarily offers its services of STM and SRMC services on the 850 MHZ frequency band, and PCS service on the 1900 MHZ frequency band.

Prior to 1999, Telecom Argentina and Telefónica de Argentina jointly operated Miniphone SA, a SRMC provider. Article 20 of Decree 264/98 required the division of this business venture to guarantee effective competition. Resolution SC No. 18,952/99 authorized the division of Miniphone and granted Telecom Personal and Telefónica Comunicaciones Personales SA the corresponding licenses for the SRMC as of October 1, 1999. Due to the technical impossibility of dividing the 850 MHZ network into two independent units, its property continues to be held by both companies in equal parts and is technically operated by an “Enterprise Collaboration Association” under the name Red Miniphone - ACE.

Although Telecom Personal provides nationwide service in Argentina, its operations are concentrated in the AMBA and in the Northern Region of Argentina. The Northern Region includes Córdoba and Rosario.

Telecom Personal’s business is growing rapidly. From December 31, 2004 to December 31, 2005, its subscriber base in Argentina grew approximately 60%. As of December 31, 2005 Telecom Personal had approximately 6.2 million subscribers. At December 31, 2004, Telecom Personal had approximately 3.8 million subscribers and at December 31, 2003, Telecom Personal had approximately 2.6 million subscribers. Growth in Personal’s cellular subscriber base results in growth in net sales in the wireless segment. Net sales of Personal for the year 2005, 2004 and 2003 were P$2,576 million, P$1,566 million and P$1,004 million, respectively.

Telecom Personal offers advanced supplementary wireless services, known as Value Added Services. Among the Value Added Services Personal offers, the following are notable: voice mail, message signaling, caller-ID, call transferring, call waiting, call conferencing, IVR dialing, national and international roaming and automatic call routing, Personal Backtones (the first ringtone service in Argentina that allowed customers to select their own ringtones), Fotocomic (the first cartoon for cellular phones in the country), Personal E-Cards (the first electronic animated greeting cards for cellular telephones), Personal Messaging on-line (the first SMS service to be established between the company’s website and its clients). The offering of these Value Added Services is expected to increase profitability by increasing ARPU and facilitating growth in MMS Mobile Message Service/ Data services thereby differentiating our service offerings from SMS. Telecom Personal has also introduced wireless Internet access. Telecom Personal’s ARPU in Argentina was P$36 per month for the year 2005 as compared to P$35 per month for the year 2004. The increase in ARPU was mainly due to the capture of high value customers that contributed to the improvement of the profile of the customer base.

Service Plans

Telecom Personal wireless customers are offered a variety of flexible pricing options for wireless services. These options include prepaid, postpaid and “cuentas claras” plans. As of December 31, 2005 Telecom Personal had approximately 6.2 million subscribers. Of these, approximately 4,038,000 were prepaid subscribers, representing 65.6% of Telecom Personal’s total customer base, approximately 546,000 were postpaid subscribers, representing 8.9% of Telecom Personal’s total customer base and approximately 1,566,200 were “cuentas claras” plan subscribers, representing 25.5% of Telecom Personal’s total customer base.

Prepaid Plans. Under prepaid plans, the customer pays in advance for telephone calls and data transmissions through a prepaid card. When the card runs out of minutes, the customer can recharge the prepaid card through the prepaid system or can purchase virtual prepaid phone cards on Telecom Personal website, at ATMs, at kiosks or through authorized agents. Since there are no monthly bills, prepaid plans such as the Personal Light Plan and the Ultra Light Plan allow subscribers to communicate with maximum flexibility while maintaining control over payments. Both plans come with caller ID and voicemail services. A subscriber can add credit to the card and make and receive local, national and international calls. With the Ultra Light Plan, the more credit a subscriber puts on the card, the lower the rates are per minute.

Postpaid Plans. Telecom Personal offers a National Flat Rate postpaid plan and a Local Flat Rate postpaid plan. Under both plans, a subscriber pays a monthly bill consisting of a monthly user fee plus value-added services and a charge for minutes used in excess of the amount included in the plan. These plans generally offer 100 to 400 free minutes per month. Once the free minutes have been used, the subscriber can continue using the wireless phone at a set price per minute. The charges for additional minutes will be added to the next month’s bill. Under the National Flat Rate Plan, a subscriber can make calls to and from any location within Argentina at a constant rate because the per minute rate includes the local public network, national long distance and national roaming. Under the Local Flat Rate Plan, where the per minute rate includes the Local Public Network and Roaming, a subscriber can make local calls within any locality in the country but calls from one locality to another are charged at an extra rate.

Both postpaid plans include caller ID, voicemail and a personalized greeting. In cases where the plans use GSM technology, a subscriber will also receive call forwarding, GPRS, a multimedia personalized greeting, telephone technical support and call waiting.

“Cuentas Claras” Plans. Under the “cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional minutes by recharging the phone card through the prepaid system.

From December 31, 2003 to December 31, 2005, the percentage of prepaid and postpaid subscribers out of Telecom Personal’s total customer base steadily decreased, while the percentage of “cuentas claras” subscribers increased. As of December 31, 2005, Telecom Personal’s prepaid subscribers accounted for 65.6% of its total customer base, postpaid subscribers represented 8.9% of Telecom Personal’s total customer base and “cuentas claras” plan subscribers represented the remaining 25.5 % of Telecom Personal’s total customer base. As of December 31, 2004, Telecom Personal’s prepaid subscribers accounted for 74% of its then total customer base, postpaid subscribers represented 12% and “cuentas claras” plan subscribers represented the remaining 14%. As of December 31, 2003, Telecom Personal’s prepaid subscribers accounted for 81% of its then total customer base, postpaid subscribers represented 15% and “cuentas claras” plan subscribers represented the remaining 4%.

The following table presents selected information regarding Telecom Personal’s postpaid, prepaid, “cuentas claras” and total cellular subscriber bases for the periods indicated:

	As of December 31,
	2005	2004	2003
Cellular subscribers:(1)
Prepaid	4,038,000	2,831,200	2,120,500
Postpaid	546,000	461,200	377,700
“Cuentas Claras”	1,566,200	543,000	105,000
Total	6,150,200	3,835,400	2,603,200

(1)             Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. An “active cellular subscriber” is a cellular subscriber who makes or receives 3 phone calls within the last 90 days of such relevant period.

Network and Equipment

Telecom Personal’s national operations utilize a TDMA network and a GSM network with coverage in each of the three regions of Argentina. Telecom Personal began transitioning from TDMA technology to GSM technology in 2001 in order to enhance its cellular networks and to support additional value-added services. Currently, Telecom Personal is in the process of overhauling its network infrastructure so that it can support GSM technology. GSM is a digital standard widely used in Europe, Latin America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services with a wider variety of suppliers than TDMA technology. Implementation of GSM technology is expected to yield economies of scale in developing network equipment and handsets, as well as seamless roaming capabilities. The GSM-based network provides its customers with access to many of the most advanced cellular handsets and a full range of services and products.

Telecom Personal offers GSM technology through the 850 MHz and 1900 MHz frequency bands. Telecom Personal initially installed this technology in some areas of the AMBA and provided partial coverage in some of the main cities of Argentina’s interior. From December 31, 2004 to December 31, 2005, GSM subscribers grew from 15.7% to 64% of Telecom Personal’s subscriber base in Argentina. Telecom Personal now provides GSM service nationwide. We expect the buildout of the GSM network infrastructure to be complete in 2008.

Northern Region. In the Northern Region, Telecom Personal’s TDMA network provides over 82% population coverage and 44% geographic coverage. The GSM network provides over 82% population coverage and 44% geographic coverage. We seek to assure the continued coverage and quality of our GSM service by consolidating our strengths in our continued transition from TDMA to GSM technology in this area. Telecom Personal operates through the 850 MHz band and the 1900 MHz band.

AMBA. In the AMBA, Telecom Personal operates a TDMA network and a GSM network. Both networks provide over 99% population coverage and 98% geographic coverage. Certain legacy network assets are administered jointly by Telecom Personal and Movistar through Red Miniphone-ACE, as a result of the division of certain network facilities previously jointly-owned by the two companies. Telecom Personal operates through the 850 MHz band and the 1900 MHz band.

Southern Region. We also are seeking to improve the quality of our coverage throughout the Southern Region. We currently provide over 43% population coverage and 2% geographic coverage in the Southern Region. Although we have in the past provided services in the Southern Region using network capacity leased from another carrier, we are developing additional network to allow us to provide services independently. We intend to focus on installing our GSM network in various cities in the Southern Region. Telecom Personal operates through the 1900 MHz band.

Wireless Telecommunications Services in Paraguay - Núcleo

We provide nationwide Cellular services in Paraguay through our subsidiary Núcleo under the commercial name of Personal. Núcleo is 67.5% owned by Telecom Personal and 32.5% owned by ABC Telecomunicaciones S.A., a Paraguayan corporation. In 1997, Núcleo was granted a license to provide nationwide Cellular service in Paraguay on the 850 MHz band. In 1998, Núcleo acquired the PCS license from Cable Insignia S.A., an entity owned 75% by Telecom Personal that currently is in the process of liquidation. Núcleo began providing commercial Cellular services in June 1998. Núcleo has also been granted licenses to provide internet access and videoconference and data transmission services in Paraguay.

As of December 31, 2005, Núcleo had an approximate 42% share of the Cellular services market in Paraguay. As of December 31, 2005, Núcleo had approximately 651,000 customers, an increase of approximately 149,000 customers, or approximately 30%, from December 31, 2004. As of December 31, 2004, Núcleo had approximately 502,000 customers, a decrease of approximately 25,000 customers, or approximately 5%, from December 31, 2003. Núcleo had 527,000 customers as of December 31, 2003. For the year ended December 31, 2005, Núcleo had net sales of P$221 million. For the year ended December 31, 2004, Núcleo had net sales of P$167 million. For the year ended December 31, 2003, Núcleo had net sales of P$159 million.

The wireless service market in Paraguay continued experiencing a significant level of competition in 2005, one marked by price reductions and launches of new Value Added Services. In response to market conditions, Núcleo increased its segmentation of offered plans and services and its diversification of products and Value Added Services as part of company-wide efforts to consolidate its brand name. During 2005, Núcleo developed an active customer loyalty campaign. As part of this project, it unveiled new Centers of Personalized Service through the country as a means by which to differentiate itself from other providers. These efforts were supported by publicity campaigns and a variety of promotional activities.

Since its restructuring, Núcleo has focused on the overhaul of its network infrastructure to support GSM technology. In 2005, the rollout of GSM network capacity continued. As of December 31, 2005, Núcleo had the capability to provide GSM technology to 75% of the Paraguayan population through its GSM networks, which covered 35% of the total area of Paraguay, and 279,000 of its subscribers, or 43%, were GSM subscribers. In addition, Núcleo is the only wireless telecommunications operator in Paraguay to provide nationwide internet access on the EDGE network.

Directory Publishing-Publicom

We edit, print, sell and distribute publications, including telephone subscriber directories in the Northern Region, yellow pages, leaflets, magazines, annuals and other directories through our 99.99% subsidiary Publicom. In addition, Publicom sells advertising in these publications and develops and sells advertising linked to telephone service. Pursuant to regulations of the SC, Telecom Argentina must provide, on an annual basis, all clients with free telephone directories for the area of their respective domicile.

As of December 31, 2004, Publicom held a 5.75% interest in Nahuelsat S.A., or Nahuelsat, a company that provides, installs and operates satellite communications systems and markets these services. During the year ended December 31, 2005, Publicom sold its interest in Nahuelsat.

For the year ended December 31, 2005, the directory publishing reportable segment had net sales of P$50 million. For the years ended December 31, 2004 and 2003, the directory publishing reportable segment had net sales of P$43 million and P$34 million, respectively. Rates of growth in the market, together with a business strategy designed to increase both billing volume and advertising levels, are responsible for the increased year-over-year publication sales. In addition, Publicom increased its online presence in 2005, recording 800,000 monthly website hits at the end of 2005 as compared to 500,000 monthly hits at the beginning of the year.

Description of the Operator

The Telecom Italia Group, which has an indirect interest in Telecom Group, has been our exclusive Operator since December, 2003. The Telecom Italia Group is a world leader in the information and communication technology sector. As leaders in wireline and wireless communications, Telecom Italia Group companies provide integrated and innovative services in Italy and certain countries outside of Italy. Moreover, the Telecom Italia Group is also active in the media sector and it supplies office products and solutions, commercial systems and IT for gaming and lotteries.

In its domestic Italian market, the Telecom Italia Group is both a technological and market leader in the fastest-growing segments (wireless, broadband and data transmission). Its international operations are concentrated mainly in Latin America, Europe and the Mediterranean basin.

In particular, at December 31, 2005, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 25.0 million subscriber fixed-lines installed (including ISDN equivalent lines). In addition, the Telecom Italia Group was the leading wireless operator in Italy with a total of 48.7 million wireless lines at December 31, 2005, of which 28.6 million lines were domestic and 20.1 million were foreign.

As a result of the merger with Tim Italia S.p.A. (effective as of March 1, 2006), Telecom Italia S.p.A. is one of the three wireless operators licensed to provide services using GSM 900 technology in Italy and one of the three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

For more information see “Item 7 - Major Shareholders and Related Party Transactions”.

Competition

Voice, Data and Internet Services

Basic Telephony and International Long-Distance Services. Prior to November 1999, Telecom Argentina held an exclusive license to provide “basic telephone services” to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (now commercially known as Telmex), Telephone2, Impsat, CTI, IPlan, Comsat, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if the economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the rates it charges for its services and experience loss in market share in the Northern Region.

Internet and Data Services. We face nationwide competition in the Internet service market in Argentina from Telefónica (Advance), AT&T, IPlan, Grupo Clarín (Prima), Netizen, Fullzero, UOL, Eartach and Cablevisión (Fibertel), among others. Our data services business faces competition from Telefónica and from several providers of niche data services such as Impsat, MetroRed, Comsat, Telmex Argentina, IPlan and others.

Wireless Telecommunications Services

Wireless Telecommunications Services in Argentina. The wireless telecommunications market in Argentina has been open to competition since 1993 and was expanded to include PCS services in 1999. Competition has intensified in recent years as a result of the recovery of demand for wireless service as the economy has improved and increased demand fueled by the transition to GSM technology. The introduction to GSM technology has resulted in intense competition for subscribers among the various service providers, including severe pricing pressure, significant handset subsidies and increased sales incentives provided to dealers.

Currently, there are three operators providing nationwide service. These three operators are Telecom Personal, Movistar and CTI. In addition, Nextel offers trunking services in Buenos Aires and select regional cities.

Movistar is the largest wireless operator in Argentina. Movistar is the result of the consolidation of Unifón and Movicom by Telefónica in 2005. Movistar operates in the AMBA, where it operates through the 850 MHz band with a total of 37.5MHz (25 + 12.5MHz), and a total of 50 MHz (20 + 30) for PCS. It also holds a total of 80 MHz (40MHz + 40 MHz) for its PCS licenses for the Northern Region, and a total of 60 MHz (20 MHz + 40 MHz) for PCS in the Southern Region, Unifon’s original service area, where it also holds 25MHz license for STM. The economic concentration resulting from the consolidation of Unifon and Movicom exceeds the maximum limit of the 50 MHz of spectrum assignation (for the services of STM-SRMC-PCS and SRCE) permitted by Article 4 of the  Annex to the Article 1 of Decree 266/1998. In Reg. 343/05, the regulatory authorities approved the consolidation with the condition that the resulting entity decrease its spectrum holdings to the permitted level in accordance with a schedule culminating at year-end 2008.

CTI has provided STM Cellular service in the Northern and Southern Regions outside of the AMBA since 1994 through the 850 MHz band (25 Mhz in each region). CTI also holds a 40 MHz license for its PCS services in the AMBA and 20 MHz license for PCS in each of the Northern and Southern Regions. In October 2003, America Móvil S.A., a Mexico-based cellular telephony company, acquired a controlling interest in CTI and announced plans to make significant investments in the modernization of CTI’s technology.

Nextel Argentina provides trunking services in Buenos Aires. Nextel Argentina’s service currently focuses on corporate customers in the principal cities.

Wireless Telecommunications Services in Paraguay. Competition in the Paraguayan wireless market has also intensified in recent years. Currently there are four participants in the wireless service market in Paraguay. As of December 31, 2005, Núcleo had approximately 651,000 subscribers, Tigo-tele2 had approximately 692,000 subscribers, Vox had approximately 140,000 subscribers and CTI Movil had approximately 110,000 subscribers. Official statistics are not published in Paraguay and therefore this subscriber information is estimated.

An important development in 2005 was the acquisition of the operator Porthable by the América Movil Group. The América Movil Group is operating Porthable under the brand name CTI Movil. This new operator, with a regional presence, has used the same brand in Argentina and has presented an ambitious plan for the expansion of its network. In its first months of operation, CTI Movil has focused on the establishment of its brand, but it is not clear as of the writing of this report, what level of commercial success CTI Movil will achieve.

As of December 31, 2005, Núcleo had the capability to provide GSM technology to 75% of the Paraguayan population and believes that this wide coverage proved one of its principal competitive advantages.

REGULATORY FRAMEWORK

Set forth below is a summary of certain specific provisions of the general legal framework for the regulation of the activities of Telecom Argentina and Telecom Personal. The principal features of this general regulatory framework have been created by:

•                  Law No. 19,798 (National Telecommunications Law), which regulates the provision of telecommunication services;

•                  Res SC No. 498/87, regulation of the SRMC, a cellular service of mobile radio communications in the AMBA;

•                  Decree No. 1,185/90, establishing the CNT, later replaced by the CNC, pursuant to Decrees No. 660/96, 1,260/96 and 80/97;

•                  Decrees Nos. 2,345/90, 2,346/90 and 2,347/90, granting the license to provide the telecommunications services described below;

•                  the Privatization Regulations, including the Pliego de Bases y Condiciones approved by Decree No. 62/90, as amended, or the List of Conditions;

•                  the Transfer Agreement;

•                  the License granted to Telecom Argentina;

•                  the Rate Agreement;

•                  Res SC No. 60/96 and Decree No. 266/98, regulation for the provision of the PCS (Servicio de Comunicaciones Personales).

•                  Decree No. 92/97, approving the changes to the General Tariff Structure, establishing the minute fraction as the new Calculation Unit, approving the National Numeration and Signalization Fundamental Plans and the following Regulations (each as described under “New Rate Structure” below): Accounting and Financial Information and Costs Regulation, Basic Telephony Service Clients Regulation, Basic Telephony Quality Service Regulation, PCS Regulation, as amended by Decree No. 266/98, and Public and Residential Telephone Services for the Deaf;

•                  Res SC No. 490/97, Clients General Regulation, as amended, which regulates the relationships between Telecom Personal and its clients;

•                  Decree No. 264/98; extended the period of exclusivity to provide basic telephone services to the Northern Region until a date that the SC later set pursuant Resolution No. 1686/99 as of October 10, 1999;

•                  Decree No. 266/98 (as modified by Decree No. 764/00 as it relates to Argentine interconnection regulation);

•                  SC General Resolution No. 1,122/98, establishing the regulatory framework for licenses and public telephony plan;

•                  SC General Resolution No. 2,724/98 as amended, establishing the regulatory framework for the long-distance presubscription service;

•                  SC General Resolution No. 10,059/99, establishing the Basic Telephony Service Client Regulation;

•                  Res SC 18,979/99, Service Quality Regulation for the SRMC and STM, which defines the technical standards enforceable upon Telecom Personal by the Regulatory Bodies in connection with compliance with the goals of the List of Conditions;

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

•                  Ministry of Economy General Resolution No. 75/03, establishing the regulatory framework that allows callers to select their long distance provider for each call; and

•                  Surveillance Laws. During 2003 and 2004, the National Congress of Argentina enacted laws which impose additional duties on telecommunications service providers, including a requirement that such providers have the capability to monitor phone and e-mail communications for law enforcement surveillance purposes (the “Surveillance Laws”). Costs associated with the implementation of the Surveillance Laws are the responsibility of telecommunication service providers. Should a telecommunication service provider receive an order of surveillance, it must act immediately. A law that implemented the technical and security conditions that must be met in order to comply with the Surveillance Laws was subsequently suspended on grounds of unconstitutionality, and accordingly, future application of the Surveillance Laws is uncertain.

•                  Telecom and Telefonica de Argentina S.A. signed two Letters of Understanding with the Argentine Government whereby we and Telefonica de Argentina S.A. agreed certain measures that have regulatory and tariff consequences. (Letter of Understanding 2004 and Letter of Understanding 2006).

This summary does not purport to be complete and is qualified by reference to the License, the List of Conditions, the Transfer Agreement and applicable provisions of Argentine law.

Regulatory Bodies

The activities of Telecom Argentina and Telecom Personal are supervised and controlled by the CNC, a governmental agency under the supervision of the SC (which is presently supervised by the Ministry of Federal Planning, Public Investments & Services). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services, to ensure that these policies are applied, to review the applicable legal regulatory framework, to act as the enforcing authority with respect to the laws governing the relevant activities, to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

Decree No. 92/97

On January 31, 1997, the Argentine Government issued Decree No. 92/97, whereby a new tariff structure was established. Decree No. 92/97 implemented changes in certain regulatory areas to address issues that Telecom Argentina believes are critical in a competitive environment. For example, Decree No. 92/97 ratified the new National Numbering Plan, which increases the length of telephone numbers to 10 digits, re-assigns numbers for special services such as police and hospitals and establishes the rules for future implementation of number portability. Decree No. 92/97 also ratified the Signalization Plan, which regulates certain aspects of call routing. Decree No. 92/97 further included a Service Quality Regulation, which defines the technical standards enforceable upon Telecom by the Regulatory Bodies in connection with compliance with the goals of the List of Conditions and the Clients General Regulation, as amended, which regulates the relationships between Telecom and its clients. Additionally, Decree No. 92/97, as amended, established a regulation and list of conditions for the granting of licenses to provide PCS services. Finally, it permits Telecom to provide equipment and maintenance services to clients in a competitive environment.

As established by Decree No. 92/97, the calculation of per time units now uses minutes as the calculation unit.

Deregulation Plan Established by Decree No. 264/98

General. In March 1998, the Argentine Government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry, or the “Plan”. Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of basic telephony and international long-distance services until some time between October 8, 1999 and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of pay telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses, which is still pending. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “Decree No. 764/00” below. Beginning in late 1999, two new operators, formed by independent operators, wireless operators and cable television operators, were permitted to offer services. These new operators, together with the existing licensees of basic telephony service, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing prior to the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000.

The Plan focused on three central principles:

•                  providing universal telephone service to all segments of the Argentine population;

•                  establishing limitations on anti-competitive activities; and

•                  creating fair and transparent guidelines for granting future licenses.

During the “Transition Period” (1998-1999), new regulatory obligations were also introduced with respect to quality and service targets applicable to both Telecom Argentina and Telefónica. For example, all localities with more than 80 inhabitants had to be incorporated into the network by means of the installation of semi-public long-distance services and all localities with more than 500 inhabitants had to be incorporated into the residential network by means of fixed-line or wireless services. During the Transition Period, 640,000 new lines had to be installed, of which 15% of these new lines were required to be installed for customers in suburban areas. During this period, 19,000 new public telephones had to be added to the existing network (50% of which are to be coin-operated telephones), and 2,000 telephones were required to be installed in low income areas. The division of these obligations among Telecom Argentina and Telefónica was specified by the regulations. For low-income customers, a plan must be introduced with a promotional installation fee of less than US$100. Finally, requirements for improved communications for the Antarctic area are also contemplated.

The annual 4% price cap formula was in effect during the Transition Period.

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

During 1999, competition in local and national and international long-distance services was established among Telecom Argentina and Telefónica and CTP and Compañía de Telecomunicaciones Integrales S.A., the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (Telmex), Telephone2, Impsat, IPlan, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Public Telephone Services. Pursuant to the Plan, the liberalization of public telephone services began. On December 9, 1998, Telecom Argentina entered into an agreement with the Argentine Government whereby Telecom Argentina was granted (upon the subsequent issuance of SC General Resolution No. 2627/98) a license to provide public telephone services in the Southern Region. According to the terms of the agreement, Telecom Argentina was required to install at least 2,500 public phones in the Southern Region within a three-year period.

As of December 31, 2005, Telecom Argentina has installed 9,265 public lines in the Southern Region. Telecom Argentina has installed public telephony telecommunication centers, or CETs, providing access to public telephony services, Internet and fax services in the Southern Region in major cities including Buenos Aires, La Plata, Mar del

Plata, Mendoza, San Luis, Villa Mercedes, Tandil, San Juan, Ushuaia and Junín. Telecom Argentina competes with a number of other companies for the provision of public telephone services.

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

The basic guidelines for these regulations are as follows:

General Regulation of Licenses. This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services; provided, for certain activities (such as Internet services), that the company is owned at least 70% by Argentine companies or individuals. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies. This regulation governs the license through which Telecom Argentina offers services in the Southern Region.

Argentine Interconnection Regulation. Compared to the prior interconnection regulation (Decree 266/98), this regulation provides for a reduction of approximately 50% in the reference prices for interconnection in effect at the time. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

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

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the Universal Service fund. As of December 31, 2005, this provision amounted to P$61 million. Personal, like the other wireless providers, is currently awaiting the establishment of the Universal Service fund as well as any guidelines on how to effect the contributions.

During 2002, the SC conducted consultations regarding the administration of the Universal Service fund and the regulation requiring contribution to the Universal Service fund. Telecom has expressed the view that it should be compensated, retroactively from the end of the exclusivity period, for the social benefits programs that it is currently providing.

Since the rates for their services are generally not regulated, as a result of increasing tax burdens on wireless operators, Telecom Personal and other Argentine wireless operators decided to include a special charge in their customer’s bills which reflects the impact of these regulatory taxes. However, pursuant to General Resolution No. 279/01, the SC prohibited wireless operators from billing this special charge. Telecom Personal has filed an administrative appeal objecting to the application of General Resolution No. 279/01. As of the date of this Annual Report, this appeal is still pending.

On May 4, 2005 the SC issued Resolution No. 99/05 in which it clarified that the required contribution of 1% of total revenues drawn by the provision of telecommunication services constitutes an obligation by the providers to the Universal Service fund. The Resolution also held that required fund contributions cannot be separately included in the invoices that all providers issue and may not charge the amounts to their clients. Furthermore, the Resolution instructs the CNC to notify those providers that have improperly accounted for the contribution in their invoices that they must reimburse all improperly billed amounts and immediately discontinue such billing practices.

On July 8, 2005, the CNC issued Resolution No. 2,356/05 implementing SC Resolution No. 99/05 and requiring that providers must, within 90 calendar days, reimburse their customers for any amounts collected from them relating to the FFSU plus the respective normal interest, at the same rate that each provider charges its customers on their prepaid bills or postpaid invoices in the event of a delayed payment. Telecom Personal filed an administrative appeal of this resolution on August 9, 2005.

On October 13, 2005, the SC issued Resolution No. 301/05 which rejected the claims filed by Personal and the other wireless operators, nullified CNC Resolution No. 2,356/05, instructed the CNC to order wireless providers to discontinue charging Universal Service fund amounts to customers and demand reimbursement for amounts already billed. On October 25, 2005, in Note CNC No. 726, the CNC requested that Personal discontinue billing Universal Service fund amounts to customers, reimburse all collected Universal Service fund amounts, plus interest (applying the same rate used for overdue invoices from customers), identify the reimbursed amounts in the invoices and file certain information to the regulatory authority for verification of the reimbursements.

Personal’s management, together with its legal counsel, believes that it has solid legal grounds to appeal these resolutions. However, upon consideration, management decided to reimburse the Universal Service fund amounts billed to postpaid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing Universal Service fund amounts. A reserve amounting to P$25 million was recorded to cover these reimbursements as of December 31, 2005. Although Personal will reimburse the full Universal Service amounts as mandated by the resolutions, it will not surrender any of its rights to consider the resolutions as illegitimate and without merit. In January 2006, Telecom Personal began reimbursing all of its active postpaid customers’ previously billed Universal Service amounts and is in the process of reimbursing the Universal Service amounts billed to its former and inactive postpaid customers.

Regulation Governing the Administration, Management and Control of the Radioelectronic Spectrum. This regulation establishes the principles and requirements governing the administration, management and control of the radioelectronic spectrum. According to the regulation, the authorizations or permissions will be granted subject to SC’s right to substitute, modify or cancel them without any right to indemnification on the part of grantee. The new authorizations that are granted will have a minimum duration of 5 years. The authorizations or permissions for use of frequencies may not be transferred, leased or assigned, in whole or in part, without the prior authorization of the SC.

Reconsideration Request. During year 2000, Telecom Argentina filed an administrative appeal for the revocation of certain provisions of the regulations attached to Decree No. 764/00. The administrative appeal argues that:

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

As of the date of this Annual Report, the appeal is still pending.

Regulation for the Call by Call Selection of the Providers of Long Distance Services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. General Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service within 120 days of February 6, 2003. Our equipment and networks have been able to provide this service since 2002. As of the date of this Annual Report, no long distance operator has requested interconnection in order to provide this service.

Law No. 25,609

On June 12, 2002, the Argentine Congress passed Law No. 25,609, which provides that Argentine telephone operators such as Telecom must provide “indispensable telephony services” to the following entities (the “Beneficiaries”):

•                  public hospitals and welfare institutions;

•                  public education facilities; and

•                  Argentine armed forces.

Law No. 25,609 did not define the scope of “indispensable telephony services”. Pursuant to the terms of this law, Telecom Argentina must continue to provide telephony services even if the Beneficiaries do not pay for these services. Subject to the implementation of this law and subsequent regulations that may be enacted thereunder, Telecom Argentina may or may not be able to set-off any amounts due by the Beneficiaries against any amounts owed by Telecom Argentina to the Argentine Government.

The executive branch vetoed Law No. 25,609 and instead passed Decree No. 1,174/02 on July 4, 2002. However, Law No. 25,609 may still become effective upon a 2/3 majority vote of the National Congress. Decree No. 1,174/02, unlike Law No. 25,609, does not require Argentine telephone operators such as Telecom Argentina to provide the above mentioned “indispensable telephony services” but does require a party wishing to suspend the provision of those services to provide 30 working days notice of the suspension to the affected entity and the Ministers or Secretaries of the executive branch.

Letter of Understanding 2004

As part of our negotiations under Decree No. 293/02 on the tariff structure, on May 20, 2004, we and Telefónica de Argentina S.A. signed the Letter of Understanding 2004 with the Argentine government whereby we together with Telefónica de Argentina S.A. agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs (called “ Chief of Household Plan”) that did not have wire telephone lines, and to establish special tariffs for the provision of Internet services within the Argentine provinces. This agreement was implemented by several SC Resolutions (Resolutions Nº 261, 272 and 273).

Letter of Understanding 2006

See “Item 4-Information on the Company-Recent Developments”.

Penalties for Non-Compliance

The List of Conditions specified various penalties which may be applied by the Regulatory Bodies to Telecom Argentina. These penalties may include warnings, fines and revocation of the License.

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

•                  the assignment or delegation of the Operator’s functions without the prior approval of the Regulatory Bodies; and

•                  the bankruptcy of Telecom Argentina.

If our License is revoked, Nortel must transfer its shares in Telecom Argentina to the Regulatory Bodies, in trust, for their subsequent sale through a public auction. Upon the sale of the shares to a new management group, the Regulatory Bodies may renew the License of Telecom Argentina under conditions they determine.

Calling Party Pays - CPP

Calling Party Pays-CPP.   As of April 15, 1997, pursuant to Decree No. 92/97 and SC General Resolution Nos. 263/97 and 344/97, wireless telephone services apply the “calling party pays”, or “CPP”, system, whereby the party placing a call from a land-line phone to a wireless phone pays for the air time charges for the call. As an exception to this rule, traffic originating from public telephones does not pay CPP, and is instead charged according to the “Mobile Party Pays” or MPP system, whereby the cellular party pays for the call received.

Despite the introduction of the CPP system to calls made from fixed-line phones to wireless phones, the regulatory authorities did not implement the CPP system for calls made between wireless phones.

The application of CPP for calls made between wireless phones was successively postponed until Resolution MIV No. 1/01 ultimately introduced the CPP system to the calls made between wireless phones and calling cards. Subsequently, SC General Resolution No. 122/01 suspended the CPP system for calls made between wireless phones until further approvals from the SC were granted. Telecom Personal filed an administrative appeal against SC General Resolution No. 122/01.

The SC subsequently issued General Resolution No. 253/01 which abolished General Resolution No. 122/01 and established that the CPP system to calls made between wireless phones would be implemented as of September 1, 2001. Afterwards, a precautionary measure was issued under the case “Defensoría del Pueblo de la Ciudad de Buenos Aires o/PEN-MEE Interino I y V-Secretaria de Comunicaciones-Resolución 253/01 s/Amparo Proceso/Sumarísimo” where Telecom Personal was notified that the effects of the General Resolution No. 253/01 were suspended. Telecom Personal has appealed this decision, but as of the date of this Annual Report, the effects of the SC General Resolution No. 253 continued to be suspended.

In March 2002, Telecom Personal started entering into agreements with the telephone operators to charge CPP for calls made by calling cards. Mobile operators have also agreed to pay for traffic terminated in each others’ networks at prices agreed amongst them.

In accordance with SC General Resolution No. 124/02, since January 2003, wireless operators can charge the CPP for international calls whereby overseas calls that terminate in wireless telephones in Argentina pay for CPP charges. In order to identify these calls, customers dialing from outside must add a prefix “54 + 9 + area code” to the wireless number without the “15”.

The price per minute for the CPP (for fixed line to mobile calls) is regulated by the SC as a “price cap” based on average traffic volume and costs, as reported by the wireless operators under Resolution SC 623/2002 which approved the calculation mechanism for the reference value of the TLRD costs (termination charges in third parties wireless networks) for CPP modality. Resolution SCN° 48/03 fixed the values for the TLRD at $0.335 - ph / $0.22 - nph, but these values had to be revised by the SC a month after their approval, with a second revision during the subsequent 6 months that was to be in turn been followed by quarterly revisions. However, none of these revisions have yet been completed by the SC.

The CPP price per minute for international calls has been agreed upon by the wireless operators and currently stands at US$0.18.

Law 25,891:   Law 25,891 was adopted on April 2, 2004, but material regulations under this law are still pending. It is intended to regulate the commercial distribution of wireless services and includes mandated registration of personal data of all customers, creating the “Registro Público Nacional de Clientes y Usuarios de Comunicaciones Móviles” in the SC.

Regulations Applicable to PCS Services

PCS.   Telecom Personal has licenses for PCS in all areas in Argentina.

AMBA. In June 1999, Telecom Personal and Unifón were jointly awarded a license of 40 MHZ in the PCS Band for the region including the AMBA. Miniphone and Movicom each exercised the right to acquire a license of 20 MHZ in the PCS Band. Telecom Personal and Unifón have divided the 40 MHZ license awarded to the two companies and the additional 20 MHZ license granted to Miniphone.

Interior Region. Telecom Personal holds licenses of 40 MHZ in the PCS Band in the Southern Region. Telecom Personal also holds a license of 20 MHZ in the PCS Band in the Northern Region.

Telecom Personal also has licenses for Data Transmission and Value Added Services (granted by Res. SC N°18/96, Date: 25-04-1996 and confirmed by Res. SC N°55/96), and for National and International Long Distance Telephony Service (Registered by Res SC N°502/2001, Date: 30-11-2001).

Telecommunications Fund

In August 2003, Telecom Argentina was notified of the creation of a P$70 million fund (the “Telecommunications Fund”) aimed at developing the telecommunications sector in Argentina and to be funded by the major telecommunication companies. In November 2003, the Company contributed P$1.5 million to the Telecommunications Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

CAPITAL EXPENDITURES

Capital expenditures (investment in fixed assets, net and intangible assets, net) excluding materials amounted to P$572 million in the year ended December 31, 2005, P$449 million in the year ended December 31, 2004 and P$124 million in the year ended December 31, 2003. Capital expenditures including materials amounted to P$628 million in year 2005, P$521 million in year 2004 and P$176 million in year 2003.

The following table sets forth our actual consolidated capital expenditures for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003(2)
	(P$ millions)(1)
Land and buildings	6	14	1
Switching, access and transmission	278	210	40
Outside plant	58	9	25
Telephone equipment and other	10	16	5
Computer equipment	76	75	24
Rights of use	19	24	-
Other	125	101	29
Capital expenditures without materials	572	449	124
Materials	56	72	52
Total capital expenditures with materials	628	521	176
Asset retirement obligations	8	3	10
Total fixed assets, net and intangible assets, net additions	636	524	186

(1)             The allocation of work in progress among items is estimated.

(2)             Figures reflect the adoption of inflation accounting until February 28, 2003. See “Presentation of Financial Information”.

As a result of the expected evolution in our services, we expect that we will need to increase our capital and marketing expenditures in order to maintain the quality of our services and our competitive position. We estimate that capital expenditures for the year 2006 will be approximately P$1,000 million - P$1,100 million. Our capital expenditure plan is set annually and is based on commercial, technical and economic factors such as rates, demand and availability of equipment and buildings, taking into consideration contractual limits on capital expenditures pursuant to Telecom Argentina’s Series A notes and Series B notes. Costs are estimates and remain subject to the finalization of services and other contracts relating to these expenditures

We estimate that Telecom Argentina’s capital expenditures will be approximately P$470 million for 2006. The principal expenditures forecasted include costs of expanding basic lines and ADSL high speed network (access, equipment and transmission infrastructure), improving transmission capacity, upgrading and enhancing information technology systems, starting with the development of NGN technology in certain areas, complying with regulatory infrastructure requirements and upgrading obsolete technologies, such as transmission equipment, re-employing fiber optic network, replacing certain external plant and power sources and upgrading existing hardware. Our best estimates indicate that Telecom Personal’s capital expenditures will be approximately P$560 million for 2006. These capital expenditures will be used mainly to expand the GSM network to the southern area of the Argentine Republic, to improve its network, expand network capacity to support customers’ future traffic demand and reduce congestion in the network, increase the number of switches in the network to reduce operating costs, improve coverage and connections, expand the range of value-added services and improve our information systems, utilities and infrastructure. We estimate that capital expenditures outside of Argentina (mainly for assets related to Núcleo) will amount to approximately P$60 million in 2006.

We seek to continue to improve the quality of our telecommunications network and to position ourselves for increasing competition by offering new services at competitive prices, satisfying demand in our service area, increasing telephone line density, taking advantage of leading technologies, improving service quality and productivity. In order to meet this strategy, we intend to maintain our fixed line networks, expand our ADSL high speed network and connections, expect to complete the transition from TDMA to GSM technology and expand our

GSM network to the southern area of Argentina to support our commercial plan to increase market share in that area.

We expect to finance these expenditures through operating cash flows and financing provided by our vendors.

PROPERTY, PLANT AND EQUIPMENT

As detailed below, our principal physical properties consist of transmission equipment, access facilities, outside plant (external wiring) and switching equipment. These properties are, at present, mainly located throughout the Northern Region. We believe that these assets are, and for the foreseeable future will be, adequate and suitable for their respective uses.

	As of December 31, 2005
	Voice, data and Internet(*)	Wireless	Total
	(P$ millions)
Land and buildings	799	83	882
Switching, access and transmission	1,177	949	2,126
Outside plant	1,808	-	1,808
Telephone equipment and other	36	66	102
Computer equipment	231	118	349
Other	411	177	588
Fixed assets, net carrying value without materials and asset retirement obligations	4,462	1,393	5,855
Asset retirement obligations	2	8	10
Materials	50	44	94
Total fixed assets, net carrying value	4,514	1,445	5,959

*                    Includes P$1 million related to fixed assets in the directories publishing reportable segment.

All the above mentioned assets were used to provide service to our clients as described below.

	2005	2004	2003
	(thousands)
Fixed telephony customers	3,625	3,484	3,361
Internet	351	280	228
Wireless subscribers	6,801	4,337	3,130

As of December 31, 2005, we have entered into purchase commitments totaling P$206 million primarily for switching equipment, the repair and/or maintenance of public telephones, infrastructure works, inventory and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors or other financing sources.

Our current major suppliers of equipment are Ericsson Group, Siemens Group, Infosonics Corporation, Nokia Group and IBM Argentina.

Information Technology Development

Telecom Argentina

In 2005, the Company renewed its efforts to update its technological infrastructure and remedy the obsolescence resulting from the economic crisis. The steps described below are expected to serve as a base for continued improvements to Telecom’s information technology systems over the coming years.

During fiscal year 2005, Telecom Argentina restructured its technology department and created new support functions for the development of projects (the Project Management Office, or PMO, and Quality) that will permit real-time alignment and improved control over project execution.

As part of its strategy of concentrating planning and control activities, simplifying internal processes and standardizing and strengthening the internal financial control system, Telecom Argentina has selected a Siebel Customer Relationship Management (“CRM”) program. Telecom Argentina has also launched an initiative to replace its existing Enterprise Resource Planning (“ERP”) system with a fully integrated software based on a SAP platform. As of the date of this Annual Report, the Company is working on the parameterization process of the standard version of the SAP software. Implementation in all the companies of the Telecom Group in Argentina is expected to start in the first quarter of 2007.

In 2005, we also began the evaluation of existing systems and the initial development of system improvements in the following areas:

•                  IP Billing to facilitate the rollout of new Telecom products and decrease their time to market (ADSL, NGN and Voice over Internet Protocol (“VoIP”)).

•                  Workforce Management to increase workforce productivity, improve services and standardize the installation and repair processes in Telecom Argentina .

•                  Unification of Technical Claim Tickets to provide Telecom with a single solution for the documentation, follow-up and resolution of technical claim tickets.

During 2005, Telecom Argentina completed a consolidation of its mainframe platform, replacing the existing equipment (three servers) with one (an IBM Z900) and thereby increasing both efficiency and total processing capacity. The administration of server back-up was also standardized. Finally, Telecom Argentina prepared a high capacity storage network to facilitate a more efficient storage, reduce associated costs and delays, increase flexibility and scalability and permit enhanced connectivity between the server and storage network.

Telecom Personal

In early 2005, Telecom Personal completed a consolidation of its technology infrastructure aimed at securing the stability of its systems and enhancing its capacity for future growth. As part of this process, Telecom Personal installed a Sun Fire 25 K server and constructed the architecture needed to support its anticipated development of offerings designed to increase customer loyalty and wireless usage. To improve the quality of its customer service, Telecom Personal began to offer customers self-service options via the Internet and SMS technology.

Telecom Personal also developed a new system of revenue sharing that permits the invoice control department to validate and verify all the charges made by clients and allows control over invoices generated by suppliers. As part of the modification of the processes related to GSM technology, Telecom Personal analyzed, completed and automated a new set of metrics and indicators that improve the level of control in the GSM process.

For Telecom Argentina, as for Telecom Personal, progress was made during 2005 towards adopting methods of documentation and evaluation that align with best practices in the area of internal control (including, for example, segregation of development and production, control over system access, program documentation, etc.). These improvements continue as of the date of this Annual Report.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

None.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant aspects from US GAAP. For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income (loss) and shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 15 to the Consolidated Financial Statements.

The following discussion and analysis is presented by the management of our company and provides a view of our financial condition, operating performance and prospects from management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and were generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. We also note that due to the significant impact of the 2001-2002 economic crisis and our debt restructuring, our results of operations, liquidity and capital resources in the period under discussion may not be indicative of future periods. Please refer to “Forward-Looking Statements” and “Item 3-Key Information-Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Management Overview

The 2005 financial year showed continued growth in revenues, particularly in the wireless reportable segment. The fixed telephony reportable segment continues to grow at a moderate pace, with growth driven primarily by demand for broadband Internet and interconnection service. The wireless reportable segment experienced strong revenue growth, coupled with significant expenses including expenses for handset subsidies and vendors’ commissions. During 2005 Telecom Argentina also completed the restructuring of its financial indebtedness. Our operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy, and, in particular, the fluctuation of the Argentine Peso against the U.S. Dollar and the effects of inflation.

Net sales increased by 27.2% in year 2005, reaching total consolidated net sales of P$5,718 million. The increase reflects the increase in demand for our services, particularly in the wireless reportable segment in Argentina. Operating profit for year 2005 increased by P$104 million, to P$504 million, as compared to 2004. Our net income was P$1,334 million for year 2005, compared to net loss of P$666 million for the year 2004, mainly due to the gain of P$1,424 million recognized on a result of the successful completion of Telecom Argentina’s debt restructuring in year 2005 and lower financial loss, net. For an analysis of our results of operations for fiscal year 2005, see “Years ended December 31, 2005, 2004 and 2003” below.

Economic and Political Developments in Argentina

The Argentine economy expanded during 2005, experiencing 9.2% real gross domestic product growth over 2004. In 2005, the Argentine consumer price index increased by 12.3% (as compared to 6.1% in 2004) and the wholesale price index increased by 10.7%. The peso remained relatively stable against the U.S. dollar, with a peso/dollar exchange rate of P$2.98 per US$1.00 at December 31, 2004 and of P$3.03 per US$1.00 at December 31, 2005. See “Economic and Political Developments in Argentina” below.

Completion of Debt Restructuring

As a consequence of the abrupt devaluation and volatility of the peso, lower net cash flows generated during the economic crisis in Argentina and the uncertain timetable for resolving discussions with the Argentine Government concerning adjustment of regulated rates, in the second quarter of 2002 each of Telecom Argentina and Telecom Personal announced the suspension of payments on their respective outstanding financial indebtedness and commenced a debt restructuring process.

On August 31, 2005 Telecom Argentina completed the restructuring of its financial indebtedness pursuant to an APE by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments.

Telecom Personal and Núcleo completed their debt restructurings in November 2004. Subsequently, on December 22, 2005, Telecom Personal concluded a refinancing of all of the debt instruments issued in its financial restructuring process by issuing new notes and loans. The new debt incurred in this refinancing transaction was approximately US$381 million. In the first quarter of 2006, Núcleo also cancelled its remaining bank loans, which had been restructured in November 2004, with new debt proceeds, together with available cash.

See “Liquidity and Capital Resources-Debt Obligations and Debt Service Requirements” below for more detail on these transactions.

Mandatory Absorption of Accumulated Deficit of Telecom Argentina

As of December 31, 2005 Telecom Argentina had an accumulated deficit of P$2,469 million. Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. See “Item 9-The Offer and Listing”.

Regulatory Framework

During 2005, Telecom Argentina’s regulated rates remained unchanged. On March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government relating to its regulated tariffs. See “Item 4-Information on the Company-Recent Developments”.

Factors Affecting Our Results of Operations

Our results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. Dollar. For a discussion of these and other factors that may affect our results of operations, please see “Years ended December 31, 2005, 2004 and 2003” and “Trend Information” below.

Economic and Political Developments in Argentina

The substantial majority of our property and operations are located in Argentina. The Argentine Government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine Governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. During the 1999-2002 period, Argentina experienced periods of negative growth, high inflation, a large currency devaluation, loss of international reserves and limited availability of foreign exchange. Although the Argentine economy has shown signs of improvement since the fiscal crisis of 2001 and 2002, developments in macroeconomic conditions will likely continue to have a significant effect on our financial condition and results of operations and our ability to make payments of principal and/or interest on our indebtedness.

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

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. Capital outflows increased in the first half of 2002, leading to a massive devaluation of the peso and an upsurge in inflation. In the six-month period ended June 2002, the consumer price index increased 30.5%. During this period the value of the peso compared to the U.S. dollar declined to a low of P$3.80=US$1.00 as of June 30, 2002 before improving to P$3.37=US$1.00 at December 31, 2002 and P$2.93=US$1.00 at December 31, 2003. As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession. Real gross domestic product dropped by an estimated 10.9% in 2002 and the unemployment rate rose to a high of 21.6% as of May 2002.

The Argentine economy improved during 2003, 2004 and 2005. Gross domestic product increased by 8.8% in 2003, by 9.0% in 2004 and by 9.2% in 2005. The peso remained stable against the U.S. dollar, from P$2.93 per US$1.00 at December 31, 2003, to P$2.98 per US$1.00 at December 31, 2004 and to P$3.03 per US$1.00 December 31, 2005. However, despite improvements in Argentina, many economic and social indicators are still below pre-crisis levels. While the key components of our business were strong in 2005 and our operating results have been enhanced by the impact of our cost reduction initiatives and our successful debt restructuring, our operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

The changes introduced in Argentina over the past few years have triggered significant inflation. Although such inflation slowed in 2003 and 2004, it increased again in 2005. The cumulative increase in the consumer price index was 41% in 2002, 3.7% in 2003, 6.1% in 2004 and 12.3% in 2005. The wholesale price index increased 118% in 2002, 2.0% in 2003, 7.9% in 2004 and 10.7% in 2005 as reported by the Instituto Nacional de Estadística y Censos (the Argentine National Statistic and Census Institute, or “INDEC”).

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with Argentine GAAP and the reconciliation of our Consolidated Financial Statements from Argentine GAAP to US GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for the preparation of our Consolidated Financial Statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks and the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements under Argentine GAAP and our reconciled US GAAP financial statement information.

Our accounting polices are fully described in the Notes to our Consolidated Financial Statements. We believe that the following are some of the more critical judgment areas in the application policies that currently affect our financial condition and results of operations.

Use of estimates

Argentine GAAP requires management to make estimates that may significantly affect the reported amounts of assets and liabilities and any accompanying financial information.

Management considers financial projections in the preparation of the financial statements as further described below.

These financial projections anticipate scenarios deemed both likely and conservative based upon macroeconomic, financial and industry-specific assumptions. However, actual results may differ significantly from such estimates.

The most significant areas that have involved the use of financial projections are the following:

a) recoverability assessment of long-lived assets and intangible assets;

b) recoverability assessment of deferred tax assets, including tax loss carryforwards and the tax credit related to minimum presumed income;

c) cash flow estimates resulting from Telecom Argentina’s successful completion of its debt restructuring in light of prepayment and excess cash requirements; and

d) the effect of c) on the valuation and disclosure of the restructured financial indebtedness of Telecom Argentina at its present value.

Variations in the assumptions regarding exchange rates, rates of inflation, level of economic activity and consumption, creditworthiness of our actual and potential customers, aggressiveness of our actual or potential competitors and technological, legal or regulatory changes could also result in significant differences from financial projections used by the Company for valuation and disclosure of items described above under Argentine GAAP and US GAAP.

Income Taxes-Deferred income tax and tax on minimum presumed income

Income tax

We are required to estimate our income taxes in each of the companies of Telecom Group. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the different treatment of certain items, such as certain accruals and amortization, for tax and financial reporting purposes. These differences result in deferred-tax assets and liabilities, which are included in our stand-alone and consolidated balance sheets. We must assess in the course of our tax planning procedures, the fiscal year of the reversal of our deferred-tax assets and liabilities, and if there will be future taxable profits in those periods taking into account its expiration date. Significant management judgment is required in determining our provisions for income taxes, deferred-tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which we operate and the periods over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust those estimates in future periods, our financial position and results of operations may be affected materially.

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 20% for the year 2005 and 10% for the year 2006 for Núcleo. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

As of December 31, 2005, we have significant tax loss carryforwards which were generated principally by the devaluation of the peso during 2002. The recoverability of deferred tax assets, including tax loss carryforwards, is assessed periodically. Due to the outcome of the debt restructuring of Telecom Argentina and based on its current future projections, the Company partially reversed the valuation allowance previously provided for. Therefore, as of December 31, 2005, a valuation allowance has still been provided for a portion of tax loss carryforwards of Telecom Argentina and Publicom, as the future realization of the tax benefit is not considered by management to be more likely than not. The estimate of tax loss carryforwards recoverability of each of the companies of Telecom Group is performed based on our best estimates of future taxable income at the issuance date of the respective financial statements. These estimates could significantly differ from actual taxable income in the future.

Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. Management considered that the tax credit related to minimum presumed income will be realized based on current projections and legal expiration term (10 years). The credit is classified as a non-current receivable in the stand-alone and consolidated balance sheets.

Accounting for and Recoverability of Long-Lived Assets

Our accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date and the useful lives of the assets over which the costs of acquiring are depreciated.

Initial Valuation and Depreciation

We record purchased property, plant and equipment, and purchased intangible assets (other than goodwill) at acquisition or construction cost (adjusted for inflation as necessary - see Note 3.c. to the Consolidated Financial Statements). Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. Construction costs include directly allocable costs, an appropriate allocation of material and interest accrued during the construction period. However, general and administration expenses are not capitalized. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the estimated useful lives involves significant judgment. The Company periodically reviews the estimated useful lives of its property, plant and equipment and purchased intangible assets based on the opinion of an independent appraiser.

Recoverability

Under both Argentine GAAP and US GAAP, we review long-lived assets, including property, plant and equipment, and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows without interest derived from an asset (or a homogeneous group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates.

The Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets in each operating segment.

Changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, as well as changes in future undiscounted cash flows estimates due to, among other things, the competition and the outcome of the tariff negotiations with the Argentine Government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Additionally, as discussed in “New Accounting Standards under Argentine GAAP” below, in August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets under Argentine GAAP. Under the new standard in effective for the Company as from January 1, 2006, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset (or a homogeneous group of assets) are less than its carrying value. The Company has evaluated the effect of the adoption of this new accounting standard and has determined that it has no impact on the Company’s long-lived assets valuation. However, changes in our current expected applicable discount rates could significantly impact our judgments about the recoverability of long-lived assets in the future.

Due to the above-mentioned change in Argentine GAAP, a new possible valuation difference between Argentine GAAP and US GAAP has been identified in relation to the Company’s long-lived assets recoverability assessment. Additionally, once the impairment loss is identified and recognized, under Argentine GAAP, future reversal of impairment loss is permitted if the original conditions which generated such impairment disappear or are no longer in existence. However, under US GAAP, subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-lived assets.

Intangible assets with indefinite useful life-PCS license

Under Argentine GAAP, indefinite life intangible assets are not amortized but tested annually for impairment. The carrying value of these intangibles is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such assets are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company concluded that an impairment loss was not necessary.

Under Argentine GAAP and US GAAP, the Company determined that its PCS license met the definition of indefinite-lived intangible assets for the periods presented. Therefore, the Company ceased amortizing its license cost, and tested it annually for impairment. Under US GAAP, SFAS 142 establishes that an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value arising from discounted future expected cash flows. These evaluations determined that the carrying amount of the PCS license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP and Argentine GAAP purposes.

The recoverability of an indefinite-lived intangible asset such as the PCS license requires our management to make assumptions about the future cash flows expected to be derived from such asset. Our judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Contingencies

We are subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of reserves relating to these contingencies, we assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. We consult with internal and external legal counsels on these matters. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. Our determination of the required reserves may change in the future due to new developments in each matter, changes in jurisprudential precedents and Tribunal decision or changes in our method of resolving such matters, such as a change in settlement strategy.

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

Asset Retirement Obligations

We are subject to asset retirement obligations (“ARO”) associated with our cell and switch site operating leases. We have the right to renew the initial term of most of these leases. Under Argentine GAAP, there are no specific standards for the recognition of asset retirement obligations. Therefore, we record a liability for an ARO with respect to the leases following the guidance provided by SFAS 143. When the liability is initially recorded, we capitalize a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, we should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates are considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates are treated as modifications of an existing ARO, and are measured at the historical interest rate used to measure the initial ARO.

As of December 31, 2005, our asset retirement obligations included in other non-current liability amounted to P$21 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$10 million.

Debt Restructuring Results

On August 31, 2005 Telecom Argentina completed a restructuring of its financial indebtedness on a stand-alone basis pursuant to APE by issuing debt instruments with new payment terms and by paying cash consideration and making partial cash interest payments.

Additionally, in November 2004, our subsidiaries, Telecom Personal and Núcleo, completed the restructuring of their outstanding indebtedness by issuing new debt instruments, which were subsequently refinanced on a stand-alone basis.

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If this condition is met, the new debt instrument should be initially recorded at fair value and that amount should be used to determine the original debt extinguishment gain or loss. Fair value should be determined by the present value of the expected future cash flows to be paid under the terms of the new debt instrument discounted at an estimated prevailing market interest rate.

In accordance with Argentine GAAP, Telecom Personal initially recorded its restructured debt issued in 2004, discounting its expected future cash flows to be paid under terms of contracts at an estimated prevailing market annual interest rate of 11%. The discount amounted to P$41 million and was recognized as gain on discounting of debt for the year 2004, which was fully reversed as a loss on accretion for the year 2005 as a result of subsequent refinancing of all such restructured debt in December 2005. Telecom Argentina also completed its debt restructuring in August 2005 and has initially recorded its newly restructured debt, discounting its expected future cash flows to be paid under terms of contracts at an estimated prevailing market annual interest rate of 10.5% in U.S. dollars and the equivalent in other currencies. The discount amounted to P$352 million and has been recognized as gain on discounting of debt in the consolidated statement of income for the year ended December 31, 2005. The new restructured debt is subsequently accreted to their respective face value using the interest method and, consequently, a loss on accretion is recorded in the statement of income. The estimate of present value of the debt requires management to periodically make certain assumptions in the determination of its expectations regarding future cash flows to be paid, mainly due to mandatory prepayment features provided in the terms of our restructured debt contracts. Changes in our current expectations about future cash flows of Telecom Argentina could significantly impact our estimate about future financial debt prepayment and present value of debts.

As of December 31, 2005, the total consolidated debt, excluding derivatives, recorded on the consolidated balance sheet was P$4,824 million, net of the effect on discounting of Telecom Argentina’s debt of P$277 million.

New Accounting Standards under Argentine GAAP

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the CPCECABA, which establishes new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

Impairment of Long-lived Assets

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Previously, under Argentine GAAP, the Company periodically evaluated the carrying value of its long-lived assets for impairment when certain circumstances occur. The carrying value of a long-lived asset was considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset (or a homogeneous group of assets) were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the expected cash flows discounted at a prevailing market rate applicable to the Company. Under the new standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset (or homogeneous group of assets) are less than its carrying value. The Company has evaluated the effect of the adoption of this new accounting standard and has determined that it has no impact on the Company’s long-lived assets valuation.

Disclosure of Foreign Currency Translation Adjustments

Resolution CD No. 93/05 also requires disclosure of the adjustments resulting from foreign currency translation as a component of equity. Previously, under Argentine GAAP, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amount to P$31 million as of December 31, 2005. See Note 15 to our Consolidated Financial Statements for a discussion of the differences between US GAAP and Argentine GAAP.

Years ended December 31, 2005, 2004 and 2003

For purposes of these sections the fiscal years ended December 31, 2005, 2004 and 2003 are called “year 2005”, “year 2004” and “year 2003”, respectively.

Our results of operations are prepared in accordance with Argentine GAAP, which differs in certain aspects from US GAAP. See Note 15 to our Consolidated Financial Statements.

Our business comprises three reportable segments: voice, data and Internet; wireless; and directories publishing. In our voice, data and Internet reportable segment we earn revenue primarily from fixed telephony services. Fixed telephony services include local and long-distance measured services and monthly basic charges, installation charges and public phone services, interconnection services and supplementary services. We also earn revenue from broadband Internet access provided over our fixed telecommunication network, international long distance and data transmission services.

In our wireless reportable segment we earn revenue from domestic and international wireless telecommunication services through our subsidiaries Telecom Personal and Núcleo, respectively.

We also derive revenues from directory publishing services through our subsidiary Publicom.

The following table shows our principal sources of revenues as a percentage of total sales within our reportable segments for the year ended December 31, 2005:

	Consolidated Company/	Net Sales	Percent of
Reportable segment	Operating Segment	(millions P$)	Net Sales
Voice, data and Internet	Telecom Argentina Telecom Argentina USA Micro Sistemas	2,871	50.2

Wireless	Telecom Personal Núcleo Cable Insignia	2,797	48.9

Directories publishing	Publicom	50	0.9

TOTAL		5,718	100.0

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence our results of operations in 2006 are analyzed below under “Trend Information”.

Impact of Political and Economic Environment in Argentina.   Levels of economic activity affect the volume of local and long-distance traffic, the demand for new fixed lines and for Cellular services and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation.

Rate Regulation.   Revenue from our voice, data and Internet reportable segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges in the fixed telephony business, public telephone charges and charges for Internet dial-up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine Government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government whereby we agreed to comply with the current regulatory framework in exchange for the ability to raise certain of our regulated rates. In particular, the government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs. The agreement is subject to approval by the legislative branch.

Competition.   The Argentine telecommunications market has become increasingly competitive, particularly as the Argentine economy recovers from the economic crisis of 2001-2002. In our voice, data and Internet reportable segment, competition is mainly focused in long distance and Internet service as well as in government and corporate accounts. The Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions as the Argentine economy continues to recover from the 2001 economic crisis. We expect that the wireless reportable segment will continue to be affected by competitive pricing pressure, at least in the short to medium term.

Technology Developments.   Improvements in technology influence demand for services. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the wireless segment. Growth in the voice, data and Internet reportable segment at present is being driven by expansion of ADSL, which  permits increased use of VoIP technology, as well as wireless interconnection revenues. The increase in broadband adoption has also proven a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the wireless reportable segment, we have seen an increase in the amount of subscribers due to the implementation of GSM technology and related services supported by GSM technology. Continued investment in GSM infrastructure is expected to fuel demand for Cellular services because it supports a wide variety of enhanced services such as short message systems (SMS) and data transmission.

Capital Expenditures.   Beginning in 2002, we implemented a cost reduction plan as part of our financial restructuring process. This plan included significant restriction on capital expenditures and network maintenance. Following the completion of Telecom Argentina’s restructuring in August 2005, the Company is in the process of making significant investments designed to take advantage of growth opportunities in our businesses. In the voice, data and Internet reportable segment, our focus is on continued development of our broadband assets , including the ADSL high speed network and fiber optic infrastructure, as well as upgrading and enhancing information technology systems. In the wireless reportable segment, we are in the process of expanding our GSM network. Our maintenance expenses have increased in 2004 and 2005 as we made investments to satisfy our operational needs arising from under-investment in 2002 and 2003.

Wireless Subscriber Acquisition Costs and Promotional Expenditures.   The cost reduction plan that we implemented in the 2002 - 2004 period also involved restrictions on subscriber acquisition costs in the wireless reportable segment and on other promotional activities such as advertising and promotional campaigns. Our wireless reportable segment has experienced a significant increase in subscriber acquisition costs as a result of higher subscription levels in the market for wireless services and intense competition. The voice, data and Internet reportable segment also has increased its promotional activities, particularly with respect to ADSL services, where our competitors have intensified their marketing campaigns.

Currency Effects.   The majority of our revenues are received in pesos whereas the majority of our financial indebtedness is substantially denominated in U.S. dollars. Additionally, a significant portion of the materials and supplies related to the construction and maintenance of our networks are incurred in foreign currencies. Consequently, the Pesification of our rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar will continue to affect the amount of our revenues in comparison to our debt service obligations and other costs incurred in foreign currencies. Our financial results, net mainly include gains and losses arising from net currency exchange differences and interest income and loss.

(A)  Consolidated Results of Operations

For the year ended December 31, 2005, we had net income of P$1,334 million, compared to a net loss of P$666 million for the year ended December 31, 2004. Our net income in 2005 was mainly due to the positive effect of P$1,424 million resulting from the completion of Telecom Argentina’s debt restructuring process.

We had consolidated net revenues of P$5,718 million in year 2005 compared to P$4,494 million in year 2004. The increase of P$1,224 million can be largely attributed to the increase in demand, particularly in the wireless reportable segment in Argentina.

The cost of services, general and administrative expenses and selling expenses increased from P$4,094 million in year 2004 to P$5,214 million in year 2005 mainly due to the increase in commissions for handset sales, costs of handsets, TLRD costs (termination charges in third parties wireless networks) and advertising expenses. These costs are associated with the increase in sales and increasing competition in the wireless telephony business.

Although the overall economic situation in Argentina showed signs of improvement and stability in 2004 and 2005, as discussed above, our operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates and inflation). See “Trend Information” below.

(A.1)  Year 2005 Compared to Year 2004

					Change by segment
	Year Ended December 31,				Voice, data		Directories
	2005	2004	Total Change		and Internet	Wireless	publishing
	(P$ millions)%			(P$ millions)
Net Sales	5,718	4,494	27.2	1,224	153	1,064	7
Cost of services, general and administrative and selling expenses	(5,214)	(4,094)	27.4	(1,120)	36	(1,150)	(6)
Operating income	504	400	26.0	104	189	(86)	1
Financial result, net	(306)	(1,172)	(73.9)	866	872	(7)	1
Gain on debt restructuring, net	1,424	209	581.3	1,215	1,445	(230)	-
Other, net (1)	(166)	(77)	115.6	(89)	(36)	(52)	(1)
Income tax expense, net	(122)	(26)	369.2	(96)	(219)	124	(1)
Net income (loss)	1,334	(666)	N/A	2,000	2,251	(251)	-

(1)          Other, net includes equity gain (loss) from related companies, other expenses, net and minority interest.

Net Sales

The principal factors which affect our net sales are rates, the volume of use of services in fixed line services and the growth in wireless telecommunication and Internet services.

During year 2005, net sales increased approximately 27.2% to P$5,718 million from P$4,494 million in 2004. The increase can be largely attributed to the increase of P$1,064 million in revenues generated by the wireless reportable segment.

In the voice, data and Internet reportable segment, revenues generated by the data transmission and Internet business increased by P$51 million, due to the increase in ADSL connections as a consequence of commercial policies, an enhanced portfolio of products and increased coverage of the services. Additionally, monthly charges increased by P$41 million, mainly due to the increase of 4% in customer lines and new Value Added Services.

Revenues from interconnection services increased by P$44 million, mainly due to the increases in wireless traffic transported by and terminated on Telecom Argentina’s fixed line network.

Revenues for the wireless reportable segment reached P$2,797 million, increasing by 61.4%, due to growth in the customer base, total traffic, and sales of handsets. In 2005, the economic environment and the implementation of new technologies and services fueled significant growth in the wireless market, resulting in an increase in the customer base and increased consumption of wireless services. As of December 31, 2005, total wireless subscribers of Telecom Personal in Argentina reached approximately 6,150,200 representing an increase of approximately 2,314,800 customers from 2004.

For a further breakdown of our consolidated net sales, see “Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 27.4% to P$5,214 million in 2005 from P$4,094 million in 2004. The increase was mainly due to the increase in sales, the effect of inflation in the overall cost structure and competition in the wireless business in Argentina. Additionally, in the wireless reportable segment, selling expenses and the cost of wireless handsets increased significantly.

					Change by segment
	Year Ended December 31,				Voice, data		Directories
	2005	2004	Total Change		and Internet	Wireless	publishing
	(P$ millions)%			(P$ millions)
Salaries and social security	685	593	15.5	92	67	23	2
Taxes	395	301	31.2	94	17	77	-
Maintenance, materials and supplies	305	233	30.9	72	23	45	4
Bad debt expense	29	5	480.0	24	13	11	-
Interconnection costs	144	135	6.7	9	9	-	-
Costs of international outbound calls	94	82	14.6	12	12	-	-
Fees for services	158	102	54.9	56	(2)	59	(1)
Advertising	152	93	63.4	59	14	45	-
Cost of wireless handsets	613	237	158.6	376	-	376	-
Agent commissions and distribution of prepaid cards commissions	386	177	118.1	209	(1)	210	-
Other commissions	82	61	34.4	21	3	16	2
Roaming	115	65	76.9	50	-	50	-
TLRD	271	137	97.8	134	-	134	-
Others	287	227	26.4	60	6	52	2
Subtotal cost before depreciation	3,716	2,448	51.8	1,268	161	1,098	9
Depreciation of fixed assets and intangible assets	1,498	1,646	(9.0)	(148)	(197)	52	(3)
Total Cost of Services, General and Administrative and Selling Expenses	5,214	4,094	27.4	1,120	(36)	1,150	6

Salaries and Social Security

During year 2005, salaries and social security charges were approximately P$685 million, representing a 15.5% increase from 2004. This was primarily due to the increase in salary levels implemented during the year. Additionally, labor costs rose as a consequence of the increase in headcount, particularly in the wireless segment, where increased demand for wireless services and the improvement of customer support required Telecom Personal to increase its number of employees. As of December 31, 2005, we had 14,542 employees compared to 14,053 employees as of December 31, 2004.

For year 2005, salaries and social security payments were approximately 12% of net sales. For year 2004, salaries and social security payments were approximately 13.2% of net sales.

Taxes

Expenses related to taxes increased 31.2% to P$395 million in year 2005 from P$301 million, mainly due to the impact of taxes that are calculated on the basis of revenues and higher fees paid to the regulator in connection with the wireless telephony activity.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 30.9% to P$305 million in year 2005 from P$233 million in year 2004. This increase was due in part to higher maintenance costs across segments, and in part to increased costs associated with the growth in our wireless segment.

Bad Debt Expense

During year 2005, bad debt expense increased to P$29 million from P$5 million in year 2004. The allowance for doubtful accounts represented 0.5% of net sales for 2005, as compared to 0.1% of net sales in 2004. This increase was due mainly to growth in the wireless customer base and changes in levels of collection and the lower recovery of past due accounts.

Fees for Services

Our fees for various services, including legal, security, and auditing services, totaled approximately P$158 million for year 2005 and P$102 million for year 2004. This increase was due mainly to services relating to the upgrading of information technology systems in our wireless segment and outsourcing of call center services. In 2005, fees for services includes P$15 million paid to the Operator as compensation for the services of highly qualified personnel and technical assistance provided to us in accordance with an agreement entered into between Telecom and Telecom Italia at the beginning of 2005. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased by P$59 million, or 63.4%, to $152 million, mainly due to higher media advertising expenses for wireless and Internet services.

Agent Commissions and Distribution of Prepaid Card Commissions

Sales commissions increased to P$386 million in year 2005 from P$177 million in year 2004. This increase was mainly due to increased commissions paid for the acquisition of new customers in the wireless reportable segment and to higher distribution costs of prepaid cards. The migration to GSM technology has also influenced these expenses as it has been necessary to pay higher commissions to attract and retain high value customers.

Other Commissions

Other commissions increased by 34.4% to P$82 million in year 2005 from P$61 million in year 2004. This increase was mainly due to higher commissions paid for the invoicing and collection process as a result of the growth in our wireless subscriber base.

Depreciation of Fixed Assets and Intangible Assets

Depreciation is calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after the Transfer Date are being depreciated over an average of 10 years.

Depreciation of fixed and intangible assets decreased by P$148 million, or 9%, to P$1,498 million during 2005 as a consequence of the end of the amortization period of certain assets in the voice, data and Internet reportable segment. Depreciation expense was equal to approximately 26.2% of net sales for year 2005 and 36.6% of net sales for year 2004.

For an analysis of interconnection and international outbound call costs, see “Results of Operations by Reportable Segment-Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset, roaming and TLRD costs, see “Results of Operations by Reportable SegmentWireless Reportable Segment” below.

Operating Income

The following table shows our consolidated operating income in years 2005 and 2004 and its percentage of net sales in each year.

					Change by Segment
	Year Ended December 31,				Voice, date		Directories
	2005	2004	Total Change		and Internet	Wireless	publishing
	(P$ million / %)%				(P$ million)
Operating income before depreciation and amortization	2,002	2,046	(2.2)	(44)	(8)	(34)	(2)
As % of net sales	35.0%	45.5%		(10.5%)
Depreciation and amortization	(1,498)	(1,646)	(9.0)	148	197	(52)	3
As % of net sales	(26.2%)	(36.6%)		10.4%
Operating income	504	400	26.0	104	189	(86)	1
As % of net sales	8.8%	8.9%		(0.1%)

During 2005, our consolidated operating income before depreciation and amortization decreased by P$44 million compared to year 2004. This decrease was significant as a percentage of net sales, which dropped to 35.0% of net sales in 2005 from 45.5% of net sales in 2004. The decrease was mainly due to the decrease in operating margins in our wireless reportable segment resulting from a substantial increase in handset subsidies and selling expenses.

In 2005, our consolidated operating income was P$504 million compared to P$400 million in year 2004. Our operating income for the year 2005, as a percentage of net sales, was similar to year 2004. In 2005, the voice, data and Internet reportable segment contributed P$289 million, the wireless reportable segment contributed P$208 million and the directories publishing reportable segment contributed P$7 million to consolidated operating income. During 2005, the voice, data and Internet reportable segment and directories publishing reportable segment showed improvements of P$189 million and P$1 million, respectively, while the wireless reportable segment had a P$86 million decrease as compared to 2004.

The increase in operating income in 2005 is mainly due to the decrease in our amortization charges in the voice, data and Internet reportable segment, which were partially offset by the decrease in operating margins in our wireless reportable segment as described above.

Financial Results, Net

Financial results, net resulted in a loss of P$306 million for year 2005 compared to a loss of P$1,172 million in year 2004. The difference can be largely attributed to net foreign currency exchange results, which have a positive variation of P$865 million in 2005 compared to 2004. The gain from currency exchange differences in 2005 was mainly a consequence of the fluctuation of the peso-to-euro exchange rate during the year.

Gain on Debt Restructuring, Net

On August 31, 2005, Telecom Argentina successfully completed its debt restructuring process by issuing new notes and paying cash consideration in exchange for extinguishment of its outstanding debt, in accordance with the terms of the APE entered into by Telecom Argentina and its financial creditors. As a result, the Company registered a P$1,424 million gain in year 2005. The gain on debt restructuring, net for year 2004 was P$209 million, representing the results of debt restructuring by Telecom Personal and Núcleo completed in November 2004. See Note 8 to our Consolidated Financial Statements. See also “Critical Accounting Policies-Debt Restructuring Results” above.

Other, Net

Other, net includes equity gain (loss) from related companies, other expenses, net and minority interest. The increase in other, net corresponds mainly to increased other expenses, net, which rose to P$165 million in 2005 from P$78 million in 2004 largely due to higher provisions for lawsuits and other contingencies.

During years 2005 and 2004, approximately P$57 million and P$59 million of other expenses, net, respectively, were recorded these expenses related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

Income Tax Expense, Net

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

During the year 2005, we recorded a higher income tax expense as compared to year 2004 due to higher taxable net income in 2005 as a consequence of the significant gain on debt restructuring, net. Such higher income tax expense was offset in part by reversion of a portion of the valuation allowance of its deferred income tax asset.

Net Income (Loss)

For year 2005, we recorded net income of approximately P$1,334 million. The voice, data and Internet reportable segment contributed P$1,273 million in 2005, principally as a result of the P$1,424 million gain on debt restructuring, net. The wireless reportable segment contributed P$58 million and the directories publishing reportable segment contributed P$3 million to our consolidated net income in 2005.

(A.2)  Year 2004 Compared to Year 2003

					Change by segment
	Year Ended December 31,				Voice, data		Directories
	2004	2003	Total Change		and Internet	Wireless	publishing
	(P$ millions)%			(P$ millions)
Net Sales	4,494	3,753	19.7	741	162	570	9
Cost of services, general and administrative and selling expenses	(4,094)	(3,646)	12.3	(448)	73	(520)	(1)
Operating income	400	107	273.8	293	235	50	8
Financial result, net	(1,172)	48	N/A	(1,220)	(857)	(352)	(11)
Gain on debt restructuring	209	376	(44.4)	(167)	(301)	140	(6)
Other, net (1)	(77)	(187)	(58.8)	110	53	51	6
Income tax benefit (expense), net	(26)	7	N/A	(33)	-	(35)	2
Net income (loss)	(666)	351	N/A	(1,017)	(870)	(146)	(1)

(1)          Other, net includes equity gain (loss) from related companies, other expenses, net and minority interest.

Net Sales

During year 2004, net sales increased approximately 19.7% to P$4,494 million from P$3,753 million in 2003. The increase can be largely attributed to the increase in demand, particularly in the wireless reportable segment in Argentina.

In the voice, data and Internet reportable segment, monthly charges increased by P$33 million, or 5.5%, to P$635 million for year 2004, mainly due to the increase in customer lines. Customer lines as of December 31, 2004 increased to approximately 3,484,000, due to the recovery in demand, compared to approximately 3,361,000 as of December 31, 2003. Revenues generated by interconnection services increased by P$46 million, mainly due to the increase of traffic transported by the fixed and wireless networks. Internet services sales increased by P$58 million, mainly due to an increase in the number of ADSL clients.

Net sales from our wireless reportable segment during year 2004 increased by P$570 million, or 49%, to P$1,733 million. Net sales of Telecom Personal in Argentina increased by P$562 million, or 56%, to P$1,566 million, mainly due to the higher number of subscribers, to the increase in total traffic, and to the increase in sales of handsets as a consequence of the increase in the demand for wireless services and the development of the GSM network. Total cellular subscribers of Telecom Personal in Argentina reached approximately 3,835,400 as of December 31, 2004, representing an increase of approximately 1,232,200 customers, or 47%. This increase in the customer base was fueled by the strong growth in the number of GSM subscribers.

For a further breakdown of our consolidated net sales, see “Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 12.3% to P$4,094 million in year 2004 from P$3,646 million in year 2003. The increase was mainly due to the increase in commissions, costs of handsets, TLRD costs (termination charges in third parties wireless networks) and advertising expenses. These costs are associated with the increase in sales and increased subscriber acquisition in the wireless reportable segment.

					Change by segment
	Year Ended December 31,				Voice, data		Directories
	2004	2003	Total Change		and Internet	Wireless	publishing
	(P$ millions)%			(P$ millions)
Salaries and social security	593	506	17.2	87	67	16	4
Taxes	301	256	17.6	45	(2)	46	1
Maintenance, materials and supplies	233	164	42.1	69	67	1	1
Bad debt expense	5	11	(54.5)	(6)	(5)	2	(3)
Interconnection costs	135	136	(0.7)	(1)	(1)	-	-
Costs of international outbound calls	82	76	7.9	6	6	-	-
Fees for services	102	98	4.1	4	(2)	7	(1)
Advertising	93	44	111.4	49	4	44	1
Cost of wireless handsets	237	22	977.3	215	-	215	-
Agent commissions and distribution of prepaid cards commissions	177	96	84.4	81	(3)	84	-
Other commissions	61	64	(4.7)	(3)	-	(3)	-
Roaming	65	39	66.7	26	-	26	-
TLRD	137	62	121.0	75	-	75	-
Others	227	195	16.4	32	14	19	(1)
Subtotal cost before depreciation	2,448	1,769	38.4	679	145	532	2
Depreciation of fixed assets and intangible assets	1,646	1,877	(12.3)	(231)	(218)	(12)	(1)
Total Cost of Services, General and Administrative and Selling Expenses	4,094	3,646	12.3	448	(73)	520	1

Salaries and Social Security

During year 2004, salaries and social security charges were approximately P$593 million, representing a 17.2% increase from 2003. This was primarily due to the increase in salary levels implemented during the year. For year 2004, salaries and social security payments were approximately 13.2% of net sales. For year 2003, salaries and social security payments were approximately 13.5% of net sales.

Taxes

Expenses related to taxes increased 17.6% to P$301 million in year 2004 from P$256 million in year 2003, mainly due to higher turnover taxes as a consequence of the increase in revenues.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 42.1% to P$233 million in year 2004 from P$164 million in year 2003. This increase was primarily due to higher maintenance costs in our voice, data and Internet reportable segment.

Bad Debt Expense

During year 2004, bad debt expense decreased 54.5% to P$5 million from P$11 million in year 2003. This improvement was due to our efforts in collection and recovery of past due accounts mainly in the voice, data and Internet reportable segment.

Fees for Services

Our fees for various services, such as legal, security and auditing services and fees for the debt restructuring process totaled approximately P$102 million for year 2004 and P$98 million for year 2003. For year 2004, these fees include P$3 million of fees paid to the Operator as compensation for the services of highly qualified personnel that the Operator provided to us at our request. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased to P$93 million from P$44 million in year 2003. This was mainly due to higher media advertising expenses for the wireless and Internet services. Advertising costs were particularly high in the wireless reportable segment due to increased competition.

Agent commissions and distribution of prepaid card commissions

Sales commissions increased by P$81 million, or 84.4%, to P$177 million for year 2004, as a consequence of higher commissions paid for new customers and higher sales of wireless prepaid cards.

Other Commissions

Other commissions remained stable during year 2004 compared to those in year 2003.

Depreciation of Fixed Assets and Intangible Assets

Depreciation expense was P$1,646 million in year 2004 and P$1,877 million in year 2003. Depreciation expense was equal to approximately 36.6% of net sales for year 2004 and 50% of net sales for year 2003. The decrease was a consequence of the end of the amortization period of certain assets, particularly in our voice, data and Internet reportable segment.

For an analysis of interconnection and international outbound call costs, see “Results of Operations by Reportable Segment-Voice, Data and Internet Reportable Segment” below. For an analysis of the cost of wireless handsets and roaming and TLRD costs, see “Results of Operations by Reportable Segment-Wireless Reportable Segment” below.

Operating Income

The following table shows our consolidated operating income in years 2004 and 2003 and its percentage of net sales in each year.

					Change by Segment
	Year Ended December 31,				Voice, date		Directories
	2004	2003	Total Change		and Internet	Wireless	publishing
	(P$ million / %)%				(P$ million)
Operating income before depreciation and amortization	2,046	1,984	3.1	62	17	38	7
As % of net sales	45.5%	52.9%		(7.4%)
Depreciation and amortization	(1,646)	(1,877)	(12.3)	231	218	12	1
As % of net sales	(36.6%)	(50.0%)		13.4%
Operating income	400	107	273.8	293	235	50	8
As % of net sales	8.9%	2.9%		6.0%

During 2004, our consolidated operating income before depreciation and amortization increased by P$62 million compared to year 2003. However, as a percentage of net sales, our consolidated operating margin decreased by 7.4% in the same period due to a substantial increase in handset subsidies and selling expenses which affected the operating margins in our wireless reportable segment.

In 2004, our consolidated operating income was P$400 million compared to the consolidated operating income of P$107 million in year 2003. This increase is attributed mainly to a P$235 million improvement in the operating income recorded in our voice, data and Internet reportable segment as a consequence of the end of the amortization period of certain assets in such reportable segment. In 2004, the voice, data and Internet reportable segment contributed P$100 million, the wireless reportable segment contributed P$294 million and the directories publishing reportable segment contributed P$6 million to our consolidated operating income.

Financial Results, Net

During year 2004, we recorded a net financial loss of approximately P$1,172 million compared to a net financial gain of approximately P$48 million in year 2003. The change can be largely attributed to a decrease of P$1,133 million related to net currency exchange differences. The fluctuation of the Argentine peso against the dollar and the euro has had a considerable effect on the financial debt of the Company.

Gain on Debt Restructuring, Net

In 2004, the debt restructuring processes of Telecom Personal and Núcleo generated positive results of P$209 million. The positive results were comprised of the discount on principal in the amount of P$72 million, the forgiveness of P$142 million of penalty interest and the valuation of the debt at net present value of P$41 million. These amounts were partially offset by other expenses amounting to P$46 million. See “Critical Accounting Policies-Debt Restructuring Results” above.

As mentioned above, we note that the gains due to the valuation at net present value were reversed in 2005 due to the refinancing of the debt of Telecom Personal. In 2003, the gain on debt restructuring, net corresponds to net gain on the repurchase of certain debt under the tender offer. As a result of this tender offer, the Company purchased debt with a face value of approximately US$292 million, for a total purchase price of approximately US$161 million. This repurchase generated a net gain of US$131 million on discount of principal, which in addition to the gain of US$17 million obtained by the reversal of accrued interest, totaled a gain of US$148 million on repurchase of debt.

Other, Net

Other, net includes equity gain (loss) from related companies, other expenses, net and minority interest. The decrease in other, net corresponds mainly to decreased other expenses, net in year 2004. For year 2004, other expenses, net decreased to approximately P$78 million from P$168 million in year 2003, mainly as a result of lower severance payments and lower reserves for lawsuits.

During years 2004 and 2003, we incurred approximately P$59 million and P$75 million of other expenses, net, respectively, related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

Income Tax Benefit (Expense), Net

As of December 31, 2003, the Company recorded a total write-down of its net deferred income tax assets as a consequence of the going concern uncertainty arising from the Company’s debt restructuring process. As of December 31, 2004, due to the successful completion of debt restructuring of Telecom Personal, a valuation allowance was maintained for all net deferred income tax assets related to Telecom Argentina only.

Net Income (Loss)

For year 2004, we recorded a net loss of approximately P$666 million, mainly due to the P$1,172 million of financial loss, net. Comparatively, consolidated net income for fiscal year 2003 was P$351 million. The voice, data and Internet reportable segment accounted for a loss of P$978 million, the wireless reportable segment contributed a P$309 million gain and the directories publishing reportable segment contributed a P$3 million gain to our consolidated net income in 2004.

(B)  Results of Operations by Reportable Segment

(B.1)  Voice, Data and Internet Reportable Segment

Results of operations for our voice, data and Internet reportable segment for years 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Net Sales	2,871	2,718	2,556	5.6	6.3
Cost of services, general and administrative and selling expenses	(2,582)	(2,618)	(2,691)	(1.4)	(2.7)
Operating income (loss)	289	100	(135)	189.0	N/A
Financial result, net	(117)	(989)	(132)	(88.2)	649.2
Gain (loss) on debt restructuring	1,424	(21)	280	N/A	N/A
Other, net (1)	(104)	(68)	(121)	52.9	(43.8)
Income tax expense, net	(219)	-	-	N/A	-
Net income (loss)	1,273	(978)	(108)	N/A	N/A

(1)          Other, net includes equity gain from related companies and other expenses, net.

Net Sales

During year 2005, net sales from our voice, data and Internet reportable segment increased 5.6% to P$2,871 million from P$2,718 million in year 2004. During year 2004, net sales increased approximately 6.3% from P$2,556 million in year 2003. The increase in each year was due to the increase in our monthly basic charges and measured service charges, the increase in our revenues from Internet services and the increase in our interconnection services as a consequence of the general expansion of the wireless business.

Revenues from our voice, data and Internet reportable segment for years 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Measured service charges	973	959	917	1.5	4.6
Monthly basic charges	676	635	602	6.5	5.5
Internet revenues	317	265	207	19.6	28.0
Interconnection revenues	254	210	164	21.0	28.0
International long-distance service	224	215	213	4.2	0.9
Public telephone service	155	170	168	(8.8)	1.2
Data transmission	150	151	185	(0.7)	(18.4)
Installation charges	31	30	27	3.3	11.1
Other national telephone services	91	83	73	9.6	13.7
Total voice, data and Internet	2,871	2,718	2,556	5.6	6.3

Measured Service Charges and Monthly Basic Charges

Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of our customers are billed monthly. Monthly basic charges differ for residential, professional and commercial customers.

Revenues from measured service and monthly basic charges also include charges for supplementary services (which include call-waiting, call-forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others).

Revenues from measured service and monthly basic charges represented 57.4% of our total segment net sales for year 2005, compared to 58.6% of our total segment net sales for year 2004. Revenues from traffic increased 3.5% to P$1,649 million in year 2005 from P$1,594 million in year 2004. Measured service charges increased 1.5% to P$973 million in year 2005 from P$959 million in year 2004.

Monthly basic charges increased 6.5% to P$676 million in year 2005 when compared with year 2004, mainly due to the increase in customer lines. Lines in service as of December 31, 2005 increased to approximately 3,949,000 compared to approximately 3,790,000 as of December 31, 2004 due to the recovery in demand. It must be noted that the number of lines in service recovered by the end of 2005 to the level achieved as of December 2001, when the economic crisis began. However, fixed telephony tariffs remained stable after the Pesification and freeze enforced by the Argentine Government on January 6, 2002.

Revenues from measured service and monthly basic charges represented 58.6% of total segment net sales for year 2004, compared to 59.4% of total segment net sales for year 2003. Revenues from traffic increased 4.9% to P$1,594 million in year 2004 from P$1,519 million in year 2003. Measured service charges increased 4.6% to P$959 million in year 2004 from P$917 million in year 2003.

Monthly basic charges increased 5.5% to P$635 million in year 2004 when compared with year 2003, mainly due to the increase in customer lines. Lines in service as of December 31, 2004 increased to approximately 3,790,000 compared to approximately 3,656,000 as of December 31, 2003 due to the recovery in demand.

Internet Revenues

Revenues from Internet subscription fees and Internet-related Value Added Services increased by 19.6% to P$317 million in year 2005 compared to P$265 million in 2004 and increased by 28% in year 2004 compared to P$207 million in 2003, mainly due to an increase in the number of ADSL subscribers in each year.

As of December 31, 2005, the number of ADSL subscribers reached approximately 226,000 compared to 128,000 as of December 31, 2004, increasing by 76.6% while Internet dial-up customers were approximately 125,000 as of December 31, 2005 compared to 152,000 as of December 31, 2004, decreasing by 17.8%. As of December 31, 2005 and 2004, Internet minutes represented 26.6% and 32.1% of total traffic measured in minutes transported over the fixed-line network. The Internet minutes have fallen due to the steady migration of customers to the ADSL services.

Interconnection Revenues

During year 2005, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased by 21% to P$254 million from P$210 million in 2004, mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

During year 2004, revenues from interconnection services increased 28% to P$210 million from P$164 million in 2003, mainly due to the increase of traffic handled by fixed and wireless networks.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls and earnings from outbound phone calls made by customers.

During year 2005, international long-distance service revenues increased by 4.2% to P$224 million from P$215 million in year 2004. During year 2004, international long-distance service revenues increased by approximately 0.9% from P$213 million in year 2003. The increase in each year was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

Public Telephone Service

Revenues from public telephone service decreased by 8.8% to P$155 million in year 2005 from P$170 million in year 2004. This decrease is mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of increased cellular adoption.

Revenues from public telephone service increased approximately 1.2% to P$170 million in year 2004 from P$168 million in year 2003. This increase was mainly due to incremental traffic on public telephones and telecommunication centers.

Data Transmission

Revenues from data transmission services remained stable at P$P150 million in year 2005 compared to P$151 million in year 2004. Revenues from data transmission services decreased 18.4% to P$151 million in year 2004 from P$185 million in year 2003, mainly due to lower prices for data transmission services.

Installation Charges

During year 2005 installation charges from new customers increased by 3.3% to P$31 million from P$30 million in year 2004. During year 2004, installation charges increased by 11.1% from P$27 million in year 2003. The increase in each year was primarily due to increases in the number of lines connected.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2005, revenues from other national telephone services increased by 9.6% to P$91 million from P$83 million in year 2004. During year 2004, revenues from other national telephone services increased by approximately 13.7% from P$73 million in year 2003. The increase in each year is mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services, General and Administrative and Selling Expenses

During year 2005, total cost of services, general and administrative expenses for the voice, data and Internet reportable segment decreased 1.4% to P$2,582 million compared to P$2,618 million in year 2004. During year 2004, total cost of services, general and administrative expenses decreased 2.7% from P$2,691 million in year 2003. Both decreases correspond to lower depreciation charges partially offset by increases in salaries and maintenance costs.

Detailed below are the major components of our cost of services, general and administrative and selling expenses for the years ended December 31, 2005, 2004 and 2003 related to our voice, data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Salaries and social security	558	491	424	13.6	15.8
Taxes	165	148	150	11.5	(1.3)
Maintenance, materials and supplies	207	184	117	12.5	57.3
Bad debt expense	5	(8)	(3)	N/A	N/A
Interconnection costs	144	135	136	6.7	(0.7)
Costs of international outbound calls	94	82	76	14.6	7.9
Fees for services	79	81	83	(2.5)	(2.4)
Advertising	41	27	23	51.9	17.4
Distribution of prepaid cards commissions and Other commissions	56	54	57	3.7	(5.3)
Others	149	143	129	4.2	10.9
Subtotal before depreciation	1,498	1,337	1,192	12.0	12.2
Depreciation of fixed assets and intangible assets	1,084	1,281	1,499	(15.4)	(14.5)
Total voice, data and Internet	2,582	2,618	2,691	(1.4)	(2.7)

Salaries and Social Security

During year 2005, salaries and social security charges were approximately P$558 million, representing a 13.6% increase from 2004. This was primarily due to salary increases during the year partially offset by a decrease in the number of employees.

For year 2005, salaries and social security payments were approximately 19.4% of segment net sales. For year 2004, wages and social benefits were approximately 18.1% of segment net sales.

During year 2004, salaries and social security charges were approximately P$491 million, representing a 15.8% increase from 2003. This was primarily due to the salary increases during the year partially offset by a decrease in number of employees.

Taxes

Expenses related to taxes increased by 11.5% to P$165 million in year 2005 from P$148 million in year 2004, mainly due to higher turnover taxes as a consequence of the increase in revenues.

Expenses related to taxes remained stable at P$148 million in year 2004 compared to P$150 million in 2003. Turnover taxes increased approximately P$2 million from 2003 to 2004 as a consequence of the increase in revenues for this period. This increase was offset by a decrease in other taxes.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 12.5% to P$207 million in year 2005 from P$184 million in year 2004. During 2004, maintenance, materials and supplies expenses increased by 57.3% from P$117 million in year 2003. The increase in each year was primarily due to higher maintenance costs.

Bad Debt Expense

During year 2005, bad debt expense amounted to P$5 million whereas during years 2004 and 2003 bad debt expense reflected a net recovery of past due accounts of P$8 million and P$3 million, respectively. The increase in bad debt expenses in 2005 was mainly due to higher levels of recovery of past due accounts in years 2004 and 2003.

Interconnection Costs

During year 2005, we recorded P$144 million in interconnection costs compared with P$135 million in year 2004. This increase is mainly due to the increase in our interconnection revenues.

During year 2004, we recorded P$135 million in interconnection costs compared with P$136 million in year 2003. The interconnection costs for the year 2003 included higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services and based on the CER adjustment.

Costs of International outbound calls

During year 2005, we recorded P$94 million in costs of international outbound calls compared with P$82 million recorded in year 2004. During year 2004, we recorded P$82 million in costs of international outbound calls compared with P$76 million recorded in year 2003. This increase is mainly due to the increase in call traffic originating in our network and requiring fees for transport across international lines.

Fees for Services

Fees for services, such as legal, security and auditing services, and fees for the debt restructuring process and other services, totaled approximately P$79 million for year 2005 and P$81 million for year 2004. For year 2005 and 2004, these fees included P$10 million and P$3 million, respectively, of fees paid to the Operator as compensation for the services of highly qualified personnel and technical assistance that the Operator provided to us at our request. Such amounts were charged based on hours of service at international market rates for such services. Fees for services, such as legal, security and auditing services, fees for the debt restructuring process and other services, totaled approximately P$83 million for year 2003.

Advertising

During year 2005, we recorded P$41 million in costs of advertising compared with P$27 million recorded in year 2004. This increase is mainly due to increased advertising campaigns as a result of the competition in the Internet services market. During year 2003, we recorded P$23 million in advertising costs.

Distribution of Prepaid Card Commissions and Other Commissions

During year 2005, we recorded P$56 million in costs relating to commissions for distribution of prepaid cards and other commissions, compared with P$54 million in year 2004. This increase is mainly due to an increase in the volume of commissions partially offset by less traffic on public telephones and through telecommunication centers. During year 2003, we recorded P$57 million in costs relating to commissions for distribution of prepaid cards and other commissions.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During year 2005, our other operating expenses amounted to P$149 million compared to P$143 million in 2004 and P$129 million in 2003, respectively.

Depreciation of Fixed Assets and Intangible Assets

Depreciation expense were P$1,084 million in year 2005, P$1,281 million in year 2004 and P$1,499 million in year 2003. Depreciation expenses as a percentage of net sales were approximately 37.7% in 2005, 47.1% in 2004 and 58.7% in 2003, respectively. The decreases were principally due to the end of the amortization period of certain assets.

Operating Income (Loss)

The following table shows our operating income from the voice, data and Internet reportable segment in years 2005, 2004 and 2003 and its percentage of net sales in each year.

	Year Ended December
	2005	2004	2003	2005-2004	2004-2003
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,373	1,381	1,364	(0.6%)	1.2%
As % of net sales	47.8%	50.8%	53.4%	(3.0%)	(2.6%)
Depreciation and amortization	(1,084)	(1,281)	(1,499)	(15.4%)	(14.5%)
As % of net sales	(37.7%)	(47.1%)	(58.7%)	9.4%	11.6%
Operating income (loss)	289	100	(135)	189.0%	N/A
As % of net sales	10.1%	3.7%	(5.3%)	6.4%	9.0%

Our operating income before depreciation and amortization from the voice, data and Internet reportable segment was P$1,373 million, P$1,381 million and P$1,364 million, representing 47.8% of net sales in 2005, 50.8% of net sales in 2004 and 53.4% of net sales in 2003, respectively. These decreases in the operating margin during the 2003-2005 period corresponds mainly to the increase in salaries and maintenance costs which was larger than the increase in net sales of each year.

In 2005, the operating income from our voice, data and Internet reportable segment increased by 189% to P$289 million from P$100 million in 2004. In 2004, the operating income from our voice, data and Internet reportable segment increased by P$235 million from P$135 million loss in 2003. The increase in each year was mainly due to the decreases in depreciation charges. The significant effect of depreciation decreases on operating income (loss) is partially offset by the decrease in operating margins in each year.

Financial Results, Net

During year 2005, we recorded a net financial loss of approximately P$117 million compared to a net financial loss of approximately P$989 million in year 2004. The difference can be largely attributed to the gain recognized from net currency exchange differences in year 2005. The gain was mainly a result of the fluctuation of the peso-to-euro exchange rate.

During year 2004, we recorded a net financial loss of approximately P$989 million compared to a net financial loss of approximately P$132 million in year 2003. The difference can be largely attributed to the loss registered from net currency exchange differences in year 2004. The loss was mainly a result of the fluctuation of the peso-to-euro exchange rate.

Gain (loss) on Debt Restructuring, Net

Gain on debt restructuring, net was P$1,424 million in year 2005 resulting from the Telecom Argentina debt restructuring completed in August 2005. The recorded P$21 million loss on debt restructuring for year 2004 corresponds to accrued expenses related to our 2005 debt restructuring. In year 2003, a P$280 million gain was recognized as a result of our repurchase of a portion of our outstanding financial indebtedness in a cash tender offer completed in June 2003.

Other, Net

Equity Gain (Loss) from Related Companies

During year 2005, the Company sold its investment in Intelsat Ltd. for approximately P$13 million. As a result of this transaction, a gain of P$7 million was recorded.

Other Expenses, Net

Other expenses, net include severance payments and provisions for lawsuits.

For year 2005, other expenses, net increased by P$43 million, or 63%, to P$111 million mainly as a result of higher provisions for lawsuits and other contingencies.

For year 2004, other expenses, net decreased to approximately P$68 million from P$121 million in year 2003, mainly as a result of lower severance payments and lower reserves for lawsuits.

Income Tax Expense (Benefit), Net

During year 2005, we recorded income tax expense due to taxable net income in 2005 as a consequence of the significant gain on debt restructuring, net. Such income tax expense in 2005 was partially offset by a reversion of a portion of the valuation allowance of its deferred income tax asset. As of December 31, 2004, Telecom Argentina recorded a total write-down of its net deferred income tax asset as a consequence of the going concern uncertainty arising from its debt restructuring process.

Net Income (Loss)

For year 2005, the voice, data and Internet reportable segment recorded net income of approximately P$1,273 million, mainly due to the successful completion of the restructuring of Telecom Argentina debt as described above.

For year 2004, we recorded net loss of approximately P$978 million, mainly due to the financial loss, net as a consequence of the fluctuation of the Peso-to-Euro exchange rate during years 2003 and 2004. Comparatively, net loss for fiscal year 2003 was P$108 million.

(B.2)  Wireless Reportable Segment

Results of operations from our wireless reportable segment for years 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Net Sales	2,797	1,733	1,163	61.4	49.0
Cost of services, general and administrative and selling expenses	(2,589)	(1,439)	(919)	79.9	56.6
Operating income	208	294	244	(29.3)	20.5
Financial result, net	(191)	(184)	168	3.8	N/A
Gain on debt restructuring, net	-	230	90	-	155.6
Other, net (1)	(59)	(7)	(58)	742.9	(87.9)
Income tax benefit (expense), net	100	(24)	11	N/A	N/A
Net income	58	309	455	(81.2)	(32.1)

(1)          Other, net includes other expenses, net and minority interest.

Net Sales

We provide wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively, via cellular and PCS networks. Net sales from Argentina and Paraguay were approximately 92.1% and 7.9%, respectively, of total segment net sales in 2005, 90.4% and 9.6%, respectively, in 2004 and 86.3% and 13.7%, respectively, in 2003.

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase
Argentina
Service revenues(1)	2,254	1,431	989	57.5	44.7
Handset sales	322	135	15	138.5	800.0
Total net sales in Argentina	2,576	1,566	1,004	64.5	56.0
Weighted average number of subscribers during the year (thousands)	4,660	3,084	2,308	51.1	33.6
Paraguay
Service revenues	211	166	158	27.1	5.1
Handset sales	10	1	1	900.0	-
Total net sales in Paraguay	221	167	159	32.3	5.0

(1)          Certain components of service revenues are not included in the ARPU calculation.

An important operational measure used in the wireless reportable segment is ARPU, which we calculate by dividing total service revenue excluding certain components (outcollect wholesale roaming, cell site rental and activation fee revenue, among others) by weighted-average number of subscribers during the period. ARPU is not a measure calculated in accordance with Argentine GAAP and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Telecom Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base in the wireless reportable segment. The following table shows the reconciliation of total service revenues in Argentina to such revenues included in the ARPU calculations:

	Year Ended December 31,
	2005	2004	2003
	(P$ millions)
Total service revenues in Argentina	2,254	1,431	989
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(205)	(124)	(44)
Cell sites rental	(4)	(3)	-
Activation fees	(12)	-	-
Others	(10)	(7)	(7)
Total service revenues in Argentina included in the ARPU calculation	2,023	1,297	938

Net Sales in Argentina

During year 2005, Telecom Personal’s net sales in Argentina increased by 64.5% to P$2,576 million from P$1,566 million in year 2004, mainly due to increases in the number of subscribers, total traffic, demand for roaming and TLRD services and handset sales, each as detailed below.

ARPU in Argentina during year 2005 increased by 2.9% to P$36 from P$35 per customer per month in year 2004 principally as a result of the acquisition of high value customers.

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 6,150,200 as of December 31, 2005, which represents an increase of approximately 2,314,800, or 60.4%, as compared to 2004. This increase was fueled by a significant growth in the number of GSM subscribers which currently represent 63.6% of Telecom Personal’s total subscriber base. As of December 31, 2005, the subscriber base in Argentina amounted to approximately 4,038,000 prepaid subscribers, or 65.6% of the total subscriber base, approximately 546,000 postpaid subscribers, or 8.9% of the total subscriber base and approximately 1,566,200 “cuentas claras” plan subscribers, or 25.5% of the total subscriber base. Total wireless traffic increased by 54.9% during year 2005 as compared to year 2004.

During year 2004, Telecom Personal’s net sales in Argentina increased by 56.0% to P$1,566 million in year 2004 from P$1,004 million in year 2003. This growth in net sales reflects the heightened demand for wireless telephone services in Argentina and increased handsets sales during year 2004.

ARPU in Argentina for years 2004 and 2003 was P$35 and P$34, respectively, per customer per month.

The total number of Telecom Personal’s cellular subscribers in Argentina rose 47.3% to 3,835,400 subscribers as of December 31, 2004 from 2,603,200 subscribers in 2003. This increase in the subscriber base resulted from increased market demand for services. The subscriber base in Argentina as of December 31, 2004 consisted of approximately 2,831,200 prepaid subscribers, or 74% of the total subscriber base, approximately 461,200 postpaid customers, or 12% of the total subscriber base and approximately 543,000 “cuentas claras” plan subscribers, or 14% of the total subscriber base.

Net Sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$221 million in net sales during year 2005, a 32.3% increase from the P$167 million in year 2004. Núcleo had approximately 651,000 subscribers as of December 31, 2005, which represents an increase of approximately 149,000 customers, or 29.7%, as compared to the level at December 31, 2004. As of December 31, 2005, Núcleo had approximately 530,000 prepaid subscribers, representing 81.4% of the total subscriber base. The number of GSM subscribers was approximately 279,000 customers, or 42.9% of Núcleo’s total subscriber base.

In 2004, Núcleo’s net sales were P$167 million, representing a 5.0% increase from the P$159 million generated in year 2003. The growth in revenue was mainly due to sales of the prepaid service.

General

During year 2005, total net sales from our wireless reportable segment, consisting of service revenues and handset sales, increased by 61.4% to P$2,797 million from P$1,733 million in year 2004. During year 2004, total net sales increased approximately 49.0% from P$1,163 million in year 2003.

Revenues from our wireless reportable segment for years 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase
Prepaid services	733	413	285	77.5	44.9
Monthly basic charges and airtime usage charges	624	373	288	67.3	29.5
Calling Party Pays	445	406	369	9.6	10.0
TLRD services	285	164	75	73.8	118.7
Roaming services	235	137	50	71.5	174.0
Other service sales	143	104	80	37.5	30.0
Subtotal Service Revenues	2,465	1,597	1,147	54.4	39.2
Handset sales	332	136	16	144.1	750.0
Total Wireless	2,797	1,733	1,163	61.4	49.0

Service Revenues

Service revenues in the wireless segment consist of recurring monthly basic charges, airtime usage charges, roaming charges billed to our customers for their use of our and other carriers’ networks, roaming charges billed to other wireless service providers whose customers use our network, TLRD and CPP charges, additional charges for value-added services, including call waiting, call forwarding, three way calling and voicemail, and for other miscellaneous cellular and PCS services.

Service revenues were approximately 88.1% of total segment net sales in 2005, 92.2% in 2004 and 98.6% in 2003, respectively.

Prepaid Services

The prepaid services sales increased by 77.5% to P$733 million in year 2005 from P$413 million in year 2004. The increase was primarily due to an increase in the number of subscribers which reached approximately 4,568,000 as of December 31, 2005, an increase of approximately 1,329,000 customers, or 41.0%, as compared to December 31, 2004.

During year 2004 the prepaid service sales increased 44.9% from P$285 million in year 2003, principally as a result of an increase in the number of subscribers which reached approximately 3,239,000 as of December 31, 2004, an increase of approximately 671,000 customers, or 26.1%, as compared to December 31, 2003.

Monthly Basic Charges and Airtime Usage Charges

During year 2005, monthly basic charges and airtime usage charges increased by 67.3% to P$624 million from P$373 million in year 2004. Monthly basic charges and airtime usage charges increased by 29.5% in year 2004 from P$288 million in year 2003. The increase in each year was mainly due to an increase in subscriber base resulting from strong growth in the number of GSM subscribers.

Calling Party Pays

Calling party pays’ sales increased by 9.6% to P$445 million in year 2005 from P$406 million in year 2004, and increased by 10.0% in year 2004 from P$369 million in year 2003. The increases in each year were due to the increase in the volume of total traffic.

TLRD Services

During year 2005, TLRD services revenue was P$285 million, representing a 73.8% increase from P$164 million in year 2004. TLRD services revenue increased to P$164 million in year 2004 from P$75 million in year 2003. The increases in each year were due to the increase in wireless traffic among wireless operators as a result of growth in the wireless customer base.

Roaming Services

During year 2005, roaming services revenue was P$235 million, representing a 71.5% increase from P$137 million in year 2004. Roaming services revenue increased by 174.0% in year 2004 from P$50 million in year 2003. The increases in each year were due to the increase in the volume of total traffic.

Other Service Sales

During year 2005, other service sales, including sales of Value Added Services, was approximately P$143 million representing an increase of 37.5% from P$104 million in year 2004. During year 2004, other service sales increased by 30.0% from P$80 million in year 2003. The increases in 2004 and 2005 were largely due to Telecom Personal’s efforts to create and market Value Added Services that featured technological innovation.

Handset sales

Handset sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues associated with the sale of wireless handsets, and related expenses are recognized when the products are delivered and accepted by the customers. In an effort to attract new customers and to maintain existing customers (by upgrading their handsets), Telecom Personal, like its competitors, has offered handsets to customers below cost.

This subsidy was approximately P$281 million or 45.8% of total cost of handset sales in 2005, P$101 million or 42.6% in 2004 and P$6 million or 27.3% in 2003, respectively.

During year 2005, handset sales increased to P$332 million from P$136 million in year 2004. This increase was mainly due to the expansion of the subscriber base and the fact that, in an effort to attract customers, Telecom Personal, like its competitors, has offered handsets to customers below cost.

During year 2004, handset sales increased to P$136 million from P$16 million in year 2003. This increase was mainly due to Telecom Personal’s strategy of expanding its subscriber base by selling handsets below cost like its competitors. This increase also corresponds with the introduction of GSM technology in the last quarter of 2003 and the positive growth of the post-crisis Argentine economy.

Cost of Services, General and Administrative and Selling Expenses

Total costs of services, general and administrative and selling expenses in our wireless reportable segment increased 79.9% to P$2,589 million in year 2005 from P$1,439 million in year 2004. During year 2004, these costs increased by 56.6% from P$919 million in year 2003. In each year, total costs increased at a faster rate than Telecom Personal’s revenues mainly as a result of a higher cost for subscriber acquisition. In connection with the increase in traffic, Telecom Personal also incurred increased costs of TLRD services (termination charges from third parties’ wireless networks) and roaming charges.

Detailed below are the major components of the cost of services, general and administrative and selling expenses for the years ended December 31, 2005, 2004 and 2003 in the wireless reportable segment:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Salaries and social security	113	90	74	25.6	21.6
Taxes	229	152	106	50.7	43.4
Maintenance, materials and supplies	79	34	33	132.4	3.0
Bad debt expense	23	12	10	91.7	20.0
Fees for services	79	20	13	295.0	53.8
Advertising	109	64	20	70.3	220.0
Cost of handset sales	613	237	22	158.6	977.3
Agent commissions	276	107	38	157.9	181.6
Distribution of prepaid cards commissions	93	52	37	78.8	40.5
Other commissions	41	25	28	64.0	(10.7)
Cost of Roaming	115	65	39	76.9	66.7
Cost of TLRD	271	137	62	97.8	121.0
Other operating expenses	135	83	64	62.7	29.7
Subtotal costs before depreciation of fixed assets and intangible assets	2,176	1,078	546	101.9	97.4
Depreciation of fixed assets and intangible assets	413	361	373	14.4	(3.2)
Total wireless	2,589	1,439	919	79.9	56.6

Argentina
Costs before depreciation of fixed assets and intangible assets	2,046	988	464	107.1	112.9
Depreciation of fixed assets and intangible assets	357	309	320	15.5	(3.4)
Total costs in Argentina	2,403	1,297	784	85.3	65.4
Paraguay
Costs before depreciation of fixed assets and intangible assets	130	90	82	44.4	9.8
Depreciation of fixed assets and intangible assets	56	52	53	7.7	(1.9)
Total costs in Paraguay	186	142	135	31.0	5.2

Salaries and Social Security

During year 2005, salaries and social security charges increased 25.6% to approximately P$113 million from P$90 million in year 2004. During year 2004, salaries and social security charges increased by 21.6% from P$74 million in year 2003. The increase in each year was mainly due to the salary increases implemented during the period. Similarly, labor costs increased as a result of the increase in the number of full time employees. The wireless reportable segment had 2,710 employees as of December 31, 2005, 2,256 as of December 2004, and 2,064 as of December 2003, respectively.

Salaries and social security were approximately 4.0% of total segment net sales in 2005, 5.2% of total segment net sales in 2004 and 6.4% of total segment net sales in 2003, respectively.

Taxes

During year 2005, tax-related expenses increased 50.7% to approximately P$229 million from P$152 million in year 2004. During year 2004, tax-related expense increased by 43.4% from P$106 million in year 2003. The increases in each year were attributable to the increase in total segment net sales.

Tax-related expenses were approximately 8.2% of total segment net sales for 2005, 8.8% for 2004 and 9.1% for 2003, respectively.

Maintenance, Materials and Supplies

During year 2005, maintenance, materials and supplies expenses increased to P$79 million from P$34 million in year 2004. The increase was mainly due to an increase in maintenance costs related to software developed or obtained for internal use and radio base systems related to the development of the GSM network. During year 2004, maintenance, materials and supplies expenses remain stable compared to the prior year.

Maintenance, materials and supplies were approximately 2.8% of total segment net sales for 2005, 2.0% for 2004 and 2.8% for 2003, respectively.

Bad Debt Expense

During year 2005, bad debt expense rose to P$23 million from P$12 million in year 2004, an increase of 91.7%. During year 2004, bad debt expense increase by 20.0% from P$10 million in year 2003. These increases results from the significant expansion of the customer base.

Bad debt expense was approximately 0.8% of total segment net sales for 2005, 0.7% for 2004 and 0.9% for 2003, respectively.

Fees for Services

During year 2005, fees for various services such as legal, security and auditing fees and other services was approximately P$79 million, representing an increase by 295.0% from P$20 million in year 2004. During year 2004, fees for services increased by 53.8% from P$13 million in year 2003. The increase in each year was due mainly to the project of technology replacement in our wireless reportable segment, which allowed Telecom Personal to retain its customers and permitted the migration of TDMA technology to GSM technology, and the outsourcing of call center.

Fees for services was approximately 2.8% of total segment net sales for 2005, 1.2% for 2004 and 1.1% for 2003, respectively.

Advertising

During year 2005, advertising expenses including media, promotional and institutional campaigns rose to P$109 million from P$64 million in year 2004, representing an increase of 70.3%, as a result of Telecom Personal’s efforts to expand its customer base.

During year 2004, advertising expenses increased to P$64 million from P$20 million, as a result of Telecom Personal’s marketing efforts for GSM wireless telephone services due to greater competition in this area.

Costs of Handsets Sales

During year 2005, the cost of handset sales increased to approximately P$613 million from P$237 million in year 2004. This increase was mainly due to the increase in handset sales as a result of the expansion of the subscriber base.

During year 2004, the cost of handset sales increased to P$237 million from P$22 million in year 2003. In 2004, Telecom Personal, like its competitors, began efforts to expand its subscriber base through the introduction of GSM technology in the last quarter of 2003.

Agent Commissions

During year 2005, agent commissions rose to P$276 million from P$107 million in year 2004, representing an increase of 157.9%. This increase was due to Telecom Personal’s efforts to expand its high-value subscriber base. During year 2004, agent commissions increased by 181.6% from P$38 million in year 2003. The increase was due to a large expansion of Telecom Personal’s customer base.

Distribution of Prepaid Cards Commissions

During year 2005, distribution of prepaid cards commissions increased by 78.8% to approximately P$93 million from P$52 million in year 2004. During year 2004, distribution of prepaid cards commissions increased by 40.5% from P$37 million in year 2003. The increases were attributable to the increase in the prepaid customer base.

Other Commissions

During year 2005, other commissions such as the commission paid for the invoice and collection process increased by 64.0% to approximately P$41 million from P$25 million in year 2004. This increase was mainly due to the increase in the subscriber base. During year 2004, other commissions decreased by 10.7% from P$28 million in year 2003.

Costs of Roaming

During year 2005, costs of roaming increased by 76.9% to P$115 million from P$65 million in year 2004. During year 2004, costs of roaming increased by 66.7% from P$39 million in year 2003. The increases were due to a significant increase in the volume of total traffic.

Costs of TLRD

During year 2005, costs of TLRD increased by 97.8% to P$271 million from P$137 million in year 2004. During year 2004, cost of TLRD increased by 121% from P$62 million in year 2003. The increases were due to a significant increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base.

Other Operating Expenses

Other operating expenses increased by 62.7% to P$135 million in year 2005 from P$83 million in year 2004. During year 2004, other operating expenses increased by 29.7% from P$64 million in year 2003. The increase in each year was mainly due to increased costs related to the distribution of wireless handsets, prepaid cards and Value Added Services provided by third parties to Telecom Personal’s clients.

Depreciation of Fixed assets and Intangible Assets

Depreciation of fixed assets and intangible assets expenses increased by 14.4% to P$413 million in year 2005 from P$361 million in year 2004. The increase was due to increased investments in assets and accelerated depreciation of P$31 million derived principally from a reduction in the useful life of our TDMA network equipment.

During year 2004, depreciation of fixed assets and intangible assets expenses decreased by 3.2% from P$373 million in year 2003.

Depreciation of fixed assets and intangible assets expenses were approximately 14.8% of total segment net sales in 2005, 20.8% in 2004 and 32.1% in 2003, respectively.

Operating Income

	Year Ended December 31,		Total Change		Change by geographic area
	2005	2004			Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and intangible assets (non-GAAP)(1)	1,287	927	38.8	360	343	17
As % of net sales	46.0%	53.5%		(7.5%)
SAC (non-GAAP)(2)	(666)	(272)	144.9	(394)	(391)	(3)
As % of net sales	(23.8%)	(15.7%)		(8.1%)
Operating income before depreciation of fixed assets and intangible assets	621	655	(5.2)	(34)	(48)	14
As % of net sales	22.2%	37.8%		(15.6%)
Depreciation of fixed assets and intangible assets	(413)	(361)	14.4	(52)	(48)	(4)
As % of net sales	(14.8%)	(20.8%)		6.0%
Operating income	208	294	(29.3)	(86)	(96)	10
As % of net sales	7.4%	17.0%		(9.6%)

(1)          Operating income before SAC and depreciation of fixed assets and intangible assets is not a measure calculated in accordance with Argentine GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP. This measure may not be calculated in the same manner as similarly titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure (which is derived from the Company’s accounting records) to assess operating results. Operating income before SAC and depreciation provides information about the operational performance excluding the effect of “one time” significant commercial costs (Subscriber Acquisition Costs, or “SAC”) and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business.  See footnote 12 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC charges, each as shown in the table above.

(2)          The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,		Total Change		Change by geographic area
	2005	2004			Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Handset net sales	332	136	144.1%	196	187	9
Cost of handsets	(613)	(237)	158.6%	(376)	(369)	(7)
Gross loss on handset sales	(281)	(101)	178.2%	(180)	(182)	2
Advertising	(109)	(64)	70.3%	(45)	(43)	(2)
Agent commissions	(276)	(107)	157.9%	(169)	(166)	(3)
Total SAC	(666)	(272)	144.9%	(394)	(391)	(3)

In year 2005, our operating income before SAC and depreciation of fixed assets and intangible assets from the wireless segment was P$1,287 million representing an increase of 38.8% from P$927 million in year 2004. It represents 46.0% and 53.5% of total net sales in year 2005 and 2004, respectively. The increase was mainly due to a 61.4% increase in net sales, partially offset by a higher level of costs including a 132.4% increase in maintenance, materials and supplies, a 295.0% increase in fees for services, a 78.8% increase in distribution of prepaid cards commissions, a 76.9% increase in cost of roaming and a 97.8% increase in cost of TLRD.

In year 2005, our operating income from the wireless segment was P$208 million, representing a decrease of 29.3% from P$294 million in year 2004. The decrease was mainly due to higher SAC including a 157.9% increase in agent commissions, a 178.2% increase in handsets subsidies, a 70.3% increase in advertising expenses, and an increase of 14.4% in depreciation of fixed assets and intangible assets.

	Year Ended December 31,				Change by geographic area
	2004	2003	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and intangible assets (non-GAAP)(1)	927	681	36.1	246	240	6
As % of net sales	53.5%	58.6%		(5.1%)
SAC (non-GAAP)(2)	(272)	(64)	325.0	(208)	(202)	(6)
As % of net sales	(15.7%)	(5.5%)		(10.2)%
Operating income before depreciation of fixed assets and intangible assets	655	617	6.2	38	38	-
As % of net sales	37.8%	53.1%		(15.3%)
Depreciation of fixed assets and intangible assets	(361)	(373)	(3.2)	12	11	1
As % of net sales	(20.8%)	(32.1%)		11.3%
Operating income	294	244	20.5	50	49	1
As % of net sales	17.0%	21.0%		(4.0%)

(1)          Operating income before SAC and depreciation of fixed assets and intangible assets is not a measure calculated in accordance with Argentine GAAP. See note 1 to the preceding table for a discussion of this measure. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC, each as shown in the table above.

(2)          The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2004	2003	Total Change		Argentina	Paraguay
	(P$ millions /%)%			(P$ millions)
Handset net sales	136	16	750.0%	120	120	-
Cost of handsets	(237)	(22)	977.3%	(215)	(211)	(4)
Gross loss on handset sales	(101)	(6)	1,583.3%	(95)	(91)	(4)
Advertising	(64)	(20)	220.0%	(44)	(43)	(1)
Agent commissions	(107)	(38)	181.6%	(69)	(68)	(1)
Total SAC	(272)	(64)	325.0%	(208)	(202)	(6)

In year 2004, our operating income before SAC and depreciation of fixed assets and intangible assets from the wireless segment increased by 36.1% from P$681 million in year 2003. It represents 58.6% of total net sales in year 2003. The increase was mainly due to a 49.0% increase in net sales, partially offset by a higher level of costs including a 66.7% increase in cost of roaming and a 121.0% increase in cost of TLRD.

In year 2004, our operating income from the wireless segment increased by 20.5% from P$244 million in year 2003. The increase in our operating income was affected by a higher level SAC including a 181.6% increase in agent commissions, a 1,583.3% increase in handsets subsidies, and a 220.0% increase in advertising expenses.

Financial Results, Net

During year 2005, Telecom Personal recorded a net financial loss of approximately P$191 million compared to a net financial loss of P$184 million in year 2004. The difference can be attributed to P$8 million in higher holding losses on inventories, a P$20 million loss on accretion due to discounting the restructured debt and the reimbursement of P$10 million in interest to customers for the Universal Service fund, partially offset by P$18 million in net currency exchange differences and P$16 million in interest savings.

During year 2004, Telecom Personal recorded a net financial loss of P$184 million compared to a net gain of P$168 million in year 2003. This change was mainly due to the foreign currency exchange differences as a result of the appreciation of the peso in year 2003 compared to the slight devaluation of the peso in year 2004.

Gain on Debt Restructuring, Net

In November 2004, Telecom Personal and Núcleo completed their debt restructurings. The completion of these restructurings resulted in the extinguishment of a portion of the unpaid principal and interest (net of debt issuance expenses) for a gain of approximately P$230 million.

In April 2003, Telecom Personal made a cash tender offer to purchase a portion of its financial debt instruments as a first step in the restructuring. The cash tender offer resulted in the purchase of approximately US$80 million principal amount of indebtedness for a purchase price of approximately US$44 million and the extinguishment of a portion of accrued but unpaid interest for a gain of P$90 million.

Other, Net

Other, net includes minority interest and other expenses, net.

Other Expenses, Net

Other expenses, net include severance payments for termination benefits, provisions for lawsuits and income from sales of fixed assets. During year 2005, other expenses, net increased to P$51 million from P$10 million in year 2004. The increase was mainly due to higher provisions for lawsuits and other contingencies in the amount of P$27 million, reimbursement of Universal Service charges to customers totaling P$11 million and a P$6 million higher allowance for obsolescence of inventories. These higher provisions were partially offset by increased sales of fixed assets.

For year 2004, other expenses, net declined by 73% from P$37 million in year 2003. The decrease was mainly due to lower reserves for litigation.

Income Tax Benefit (Expense), Net

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

As of December 31, 2003, Telecom Personal recorded a total write-down of its net deferred income tax asset as a consequence of the going concern uncertainty arising from its debt restructuring process. After the successful completion of its debt restructuring in November 2004, Telecom Personal reversed the valuation allowance previously provided for and then performed a realization test of its net deferred tax asset. No valuation allowance was recorded as of December 31, 2005 and 2004 as a consequence of such realization test.

Net Income

During year 2005, our wireless reportable segment reported a net income of P$58 million, representing a decrease of 81.2% from P$309 million during year 2004. The decrease in net income was mainly due to lower operating income in year 2005 as explained above, an increase in other expenses, net and no gain on debt restructuring in year 2005.

Net income for year 2004 decreased by 32.1% from P$455 million in year 2003. The decrease was mainly due to net foreign currency exchange losses in 2004, which were partially offset by the gain from the debt restructuring.

(B.3)  Directory Publishing Reportable Segment

Operating results for our directory publishing reportable segment for the years ended December 31, 2005, 2004 and 2003 are comprised as follows:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Net Sales	50	43	34	16.3	26.5
Cost of services, general and administrative and selling expenses	(43)	(37)	(36)	16.2	2.8
Operating income (loss)	7	6	(2)	16.7	N/A
Financial result, net	2	1	12	100.0	(91.7)
Gain on debt restructuring, net	-	-	6	N/A	(100.0)
Other, net (1)	(3)	(2)	(8)	50.0	(75.0)
Income tax expense, net	(3)	(2)	(4)	50.0	(50.0)
Net income	3	3	4	-	(25.0)

(1)          Other, net includes equity gain (loss) from related companies and other expenses, net.

Net Sales

During year 2005, revenues from our telephone directory publishing services increased by 16.3% to P$50 million from P$43 million for year 2004. This was due to higher sales of advertising space in Páginas Amarillas directories and the acquisition of new customers.

Our business strategy in this segment is focused on the growth of graphic publicity that generates higher sales of advertising space in the directories. The primary actions taken to increase net sales in 2005 were the incorporation of advertising advisers and the implementation of sales planning by region.

During year 2004, revenues from our telephone directory publishing services increased by 26.5% to P$43 million from P$34 million for year 2003. This was due to higher sales of advertising space in Páginas Amarillas directories and the launch of several new, more specialized directories. The increases in the growth of total and graphic advertising investment in 2004 had a positive impact on the sales of advertising space in telephone directories.

Cost of Services, General and Administrative and Selling Expenses

Detailed below are the major components of Publicom’s cost of services, general and administrative and selling expenses for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,			% of Change
	2005	2004	2003	2005-2004	2004-2003
	(P$ millions)			Increase/(Decrease)
Salaries and social security	14	12	8	16.7	50.0
Materials and supplies	19	15	14	26.7	7.1
Bad debt expense	1	1	4	-	(75.0)
Others	8	5	5	60.0	-
Subtotal before depreciation	42	33	31	27.3	6.5
Depreciation of fixed assets and intangible assets	1	4	5	(75.0)	(20.0)
Total directory publishing	43	37	36	16.2	2.8

Salaries and Social Security

During year 2005, salaries and social security charges were approximately P$14 million, representing a 16.7% increase from 2004. This was primarily due to increases in salary levels granted during the year and the hiring of 65 new employees, mainly in the commercial area.

During year 2004, salaries and social security charges were approximately P$12 million, representing a 50.0% increase from 2003. This was primarily due to the increases in salary levels granted during the year and to the hiring of 150 new employees, mainly for the call center in the commercial area.

Materials and Supplies

Materials and supplies expenses increased by 26.7% to P$19 million in year 2005 from P$15 million in year 2004. This increase was due to the rise in the production costs of telephone directories, particularly the 25% increase in the price of paper and cost of distribution of these directories. Materials and supplies expenses for year 2004 remained stable compared to those costs in year 2003.

Bad Debt Expense

During years 2005 and 2004, bad debt expense remained at P$1 million, while such expense for year 2003 was P$4 million. The difference is mainly due to the continuing negative impact of the economic crisis in 2002 on collections from clients in 2003.

Other Operating Expenses

Other operating expenses were P$8 million in 2005, P$5 million in 2004 and P$5 million in 2003, respectively.

Depreciation of Fixed Assets and Intangible Assets

Depreciation expense was P$1 million in 2005, P$4 million in 2004 and P$5 million in 2003, respectively. The decrease in each year was a consequence of the end of the period of the amortization of the certain long-lived assets.

Operating Income (Loss)

Our operating income (loss) from the directory publishing reportable segment was P$7 million in 2005, P$6 million in 2004 and P$(2) million in 2003, respectively. The continued growth in net sales contributed to an increase in operating income in the 2003 - 2005 period.

Financial Results, Net

Net financial gain for the directory publishing reportable segment was P$2 million in 2005, P$1 million in 2004 and P$12 million in 2003, respectively. Net financial gain reported in year 2003 corresponds to a gain from net currency exchange differences resulting from the appreciation of the peso in year 2003. All financial debts of Publicom were cancelled under the tender offer during year 2003.

Gain on Debt Restructuring, Net

The gain on debt restructuring, net of P$6 million reported in year 2003 corresponds to the completion of the tender offer for the financial debt of Publicom. In such offer Publicom retired all of its financial debt.

Other, Net

Equity Gain (Loss) from Related Companies

Equity gain (loss) from related companies corresponds to results arising from Publicom’s investment in Nahuelsat, which was recorded at the lower of cost or net realizable value. During the year ended December 31, 2005, Publicom sold its interest in Nahuelsat, recording a gain of P$0.1 million.

Other Expenses, Net

Other expenses, net includes severance payments and provisions for lawsuits. For year 2005, other expenses, net increased by P$3 million, mainly as a result of higher severance payments and reserves for lawsuits. For year 2003 other expenses, net was P$10 million, mainly as a result of higher reserves for lawsuits.

Net Income

Our directories publishing reportable segment recorded net income of approximately P$3 million in 2005, P$3 million in 2004 and P$4 million in 2003, respectively.

Foreign Currency Fluctuations

Exchange Rate Exposure

We estimate, based on the composition of our balance sheet as of December 31, 2005, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$206 million of our consolidated financial indebtedness and approximately P$10 million of our consolidated financial investment. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies. See: “Item 11 - Quantitative and Qualitative Disclosures About Market Risk”.

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant aspects from accounting principles applied in the United States. Application of US GAAP would have affected the determination of amounts shown as net income or loss for the years ended December 31, 2005, 2004 and 2003 and the amount of total shareholders’ equity as of December 31, 2005, 2004 and 2003. For more details see Note 15 to the Consolidated Financial Statements.

As of and for the year ended December 31, 2005, the principal differences between Argentine GAAP and US GAAP are the following:

•                  the impact of foreign currency translation;

•                  the accounting for capitalization of foreign currency exchange differences;

•                  the accounting for debt restructurings and extinguishment of certain restructured debts;

•                  other adjustments as inventories, present-value accounting, accounting for investments in debt securities and equity gain (loss) on related companies;

•                  the tax effects and minority interest on US GAAP adjustments described above; and

•                  the valuation allowance related to deferred income tax.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 15 to our Consolidated Financial Statements.

Net income or loss under Argentine GAAP for the years ended December 31, 2005 and 2004 was a net income of P$1,334 million and a net loss of P$666 million, respectively, as compared to a net income of P$1,138 million and a net loss of P$782 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2005 was P$1,836 million, as compared to a shareholders’ equity of P$819 million under US GAAP.

Additionally, net income or loss under Argentine GAAP for the years ended December 31, 2004 and 2003 was a net loss of P$666 million and a net income of P$351 million, respectively, as compared to a net loss of P$782 million and a net income of P$485 million, respectively, under US GAAP. Shareholders’ equity under Argentine

GAAP as of December 31, 2004 and 2003 was P$502 million and P$1,168 million, respectively, as compared to shareholder’s deficit of P$326 million and shareholder’s equity of P$456 million, respectively, under US GAAP.

Recently Issued US GAAP Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not believe that the adoption of SFAS 154 will have a material effect on its financial statements.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, our sources of liquidity have been cash flow from operations and long-term borrowings. In the past, we maintained high levels of liquidity as a way to reduce debt-refinancing risks and provide flexibility during difficult market conditions. However, our limited financing alternatives were curtailed after December 2001 when the Argentine Government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001, our ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine Government’s imposition of transfer restrictions on payments of foreign financial obligations.

As a consequence of the abrupt devaluation and volatility of the peso, lower net cash flows generated during the economic crisis in Argentina and the uncertain timetable for resolving discussions with the Argentine Government concerning adjustment of regulated rates, in the second quarter of 2002 we announced the suspension of payments on our outstanding financial indebtedness and commenced a debt restructuring process.

As discussed below under “Debt Obligations and Debt Service Requirements”, Telecom Argentina completed its debt restructuring on August 31, 2005, and its subsidiaries, Telecom Personal and Núcleo completed debt restructurings in November 2004. Subsequently, Telecom Personal and Núcleo refinanced its financial indebtedness in December 2005 and March 2006, respectively, in order to secure more favorable terms.

The terms of the notes issued by Telecom Argentina pursuant to its APE and the terms of Telecom Personal’s outstanding indebtedness contain significant debt service obligations and a number of restrictive covenants that, among other things, limit the ability of Telecom Argentina and its subsidiaries to incur additional indebtedness.  Additionally, the terms of the notes issued by Telecom Argentina pursuant to the APE and the terms of Telecom Personal’s outstanding indebtedness include restrictions on Telecom Argentina’s ability to make loans to or investments in Telecom Personal, and vice-versa. Although there are no contractual restrictions on Telecom Personal’s ability to pay dividends to Telecom Argentina, due to Telecom Personal’s significant debt service obligations and substantial needs for capital investments, we expect that Telecom Personal’s cash flow will be dedicated to Telecom Personal’s debt service and capital expenditure needs in the near term. Each of Telecom Argentina, Telecom Personal and Núcleo expects to satisfy its debt service commitments and other liquidity needs using cash flow from its stand-alone operations.

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations (excluding the operations of Telecom Personal and its subsidiaries). Telecom Argentina’s principal uses of cash are expected to be debt service requirements on the notes, including scheduled debt service and prepayments, and capital expenditures, to the extent permitted by the terms of the notes. See “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” for  more detailed information on expected prepayments.

We expect that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations. Telecom Personal’s principal uses of cash are expected to be debt service requirements and capital expenditures.

As of December 31, 2005, we had approximately P$602 million in cash and cash equivalents. As of December 31, 2004 and 2003, cash and cash equivalents amounted to P$2,940 million and P$2,216 million, respectively.

During year 2005, our consolidated net cash flow from operating activities was approximately P$1,967 million, our consolidated net cash flow provided by investing activities was approximately P$87 million and our consolidated cash flow used in financial activities was approximately P$4,392 million. During year 2004, our consolidated net cash flow from operating activities was approximately P$2,200 million, our consolidated net cash flow used in investing activities was approximately P$851 million and our consolidated net cash flow used in financial activities was approximately P$625 million. During year 2003, our consolidated net cash flow from operating activities was approximately P$2,027 million, our consolidated net cash flow used in investing activities was approximately P$345 million and our consolidated net cash flow used in financial activities was approximately P$780 million.

Voice, data and Internet reportable segment.   As of December 31, 2005, the voice, data and Internet reportable segment had approximately P$443 million in cash and cash equivalents.

During year 2005, the voice, data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,458 million, its net cash flow provided by investing activities was approximately P$372 million and P$4,237 million net cash flow was used in financial activities. During year 2004, the voice, data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,754 million, its net cash flow used in investing activities was approximately P$673 million and its net cash flow used in financial activities was approximately P$17 million.

The operating activities provided to the voice, data and Internet reportable segment approximately P$296 million less in net cash flow for 2005 compared to 2004 mainly due to the increase in several operating costs. For 2005, net cash flow from investing activities significantly increased compared to 2004 primarily due to the disposal of certain investments not previously considered as cash and cash equivalents. During 2005, net cash flow used in financing activities increased by P$4,220 million as compared to 2004 due to Telecom Argentina’s debt restructuring in August 2005.

During year 2003, the voice, data and Internet reportable segment’s net cash flow from operating activities related to the voice, data and Internet reportable segment was approximately P$1,521 million, its net cash flow used in investing activities was approximately P$176 million and its net cash flows used in financial activities was approximately P$618 million.

Wireless reportable segment.   As of December 31, 2005, the wireless reportable segment had approximately P$157 million in cash and cash equivalents.

During year 2005, the wireless reportable segment’s net cash flow from operating activities was approximately P$507 million, its net cash flow used in investing activities was approximately P$284 million and P$155 million net cash flow was used in financing activities. During year 2004, the wireless reportable segment’s net cash flow from operating activities was approximately P$447 million, its net cash flow used in investing activities was approximately P$178 million and its net cash flow used in financing activities was approximately P$608 million.

During year 2005, net cash inflow from operating activities increased by P$60 million from year 2004. The increase was mainly due to the higher cash collections partially offset by higher outflow from purchases of inventories, agent commissions, advertising, fees for services and taxes related to net sales. Net cash outflow from investing activities increased by P$106 million from year 2004. The increase was mainly due to the disposal of investments not considered as cash and cash equivalents in 2004 and higher payments from acquisitions of fixed assets in 2005 compared to 2004. Net cash outflow from financing activities decreased by P$453 million from year

2004. The decrease was mainly due to the unusual payments of debt and interest in 2004 arising from the restructuring of Personal and Núcleo’s financial debt in November 2004.

During year 2003, the wireless segment’s net cash flow from operating activities was approximately P$499 million, its net cash flow used in investing activities was approximately P$169 million and its net cash flow used in financing activities was approximately P$155 million.

Directory publishing reportable segment.   As of December 31, 2005, the directory publishing reportable segment had approximately P$2 million in cash and cash equivalents.

During year 2005, the directory publishing reportable segment’s net cash flow from operating activities was approximately P$2 million and its net cash flow used in investing activities was approximately P$1 million. During year 2004, the directory publishing reportable segment’s net cash flow used in operating activities was approximately P$1 million. During year 2003, the directory publishing reportable segment’s net cash flow from operating activities was approximately P$7 million and its net cash flows used in financing activities was approximately P$7 million corresponding to the repurchase of debt.

Debt Obligations and Debt Service Requirements

Telecom Argentina

Series A and B Notes Issued Pursuant to the APE.   On August 31, 2005 (the “Issuance Date”), Telecom Argentina completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making cash interest payments.

Set forth below is summary information regarding the consideration paid by Telecom Argentina on the Issuance Date:

1.               Telecom Argentina issued Series A notes in the following currencies and original principal amounts: P$26 million (including CER adjustment), US$105 million, Euro 534 million and Yen 12,328 million. The aggregate amount of Series A notes issued was equivalent to P$2,576 million (US$885 million). Additionally, Telecom Argentina paid to creditors who received Series A notes interest payments in an aggregate amount equivalent to P$194 million (US$67 million) for the period January 1, 2004 through August 31, 2005.

2.               Telecom Argentina issued US$999 million of Series B Notes. Additionally, Telecom Argentina paid to creditors who received Series B Notes interest payments in an aggregate amount of US$150 million for the period January 1, 2004 through August 31, 2005.

3.               Telecom Argentina paid an aggregate amount equal to US$565 million to creditors who selected or were allocated into the cash payment alternative pursuant to the APE. Additionally, Telecom Argentina paid these creditors interest for the period January 1, 2004 through August 31, 2005 totaling US$21 million.

4.               Telecom Argentina made cash payments equivalent to US$534 million under the terms of the new Notes issued pursuant to the APE consisting of:

a.               A payment of cash amounts reserved but not applied pursuant to the cash payment alternative under the APE (equal to US$98 million)

b.              Payment of the principal amortization payments scheduled for October 15, 2004 and April 15, 2005, equal to US$143 million; and

c.               A prepayment, applied as a Note Payment covering the principal amortization payments under the new notes up to and including October 15, 2007 equal to US$293 million.

The Series A notes mature in 2014 and bear interest at an initial interest rate of 5.53% (4.83% for euro-denominated, 1.93% for yen-denominated and 3.23% for peso-denominated Series A notes) from the Issuance Date through October 15, 2008 and at 8% for notes denominated in U.S. dollars (6.89% for euro-denominated, 3.69% for yen-denominated and 3.42% for peso-denominated Series A notes) from October 16, 2008 through October 15,

2014. The Series A notes amortize semi-annually in April and October of each year (unless otherwise prepaid), with total scheduled principal maturities of 3.2% in 2004, 5.6% in 2005, 4.8% in 2006, 1.6% in 2007, 0.8% in 2008, 14.28% in each year from 2009 to 2013 and 12.6% in 2014.

The Series B notes are issued in U.S. dollars, mature in 2011 and bear interest at an initial rate of 9.0% from the Issuance Date through October 15, 2005, 10.0% from October 16, 2005 through October 15, 2008 and 11.0% from October 16, 2008 through October 15, 2011. The Series B notes amortize semi-annually in April and October of each year (unless otherwise prepaid), with total scheduled principal maturities of 4% in 2004, 10.0% in 2005, 12% in 2006, 14% in 2007 and 15% in each year from 2008 through maturity in 2011.

As of December 31, 2005, Telecom Argentina had approximately P$3,898 million (equivalent to US$1,286 million of indebtedness on a stand-alone basis (excluding effect on discounting of debt). 42% of this aggregate amount was in the form of Series A notes and 58% is in the form of Series B notes.

Mandatory and Optional Prepayments on the Notes. The notes of each series may be prepaid by Telecom Argentina at any time by means of Note Payments (which are applied to prepay remaining installments of the notes in direct order of maturity); Optional Redemptions (which are applied pro rata) or market purchases (only below par value). In October 2005 Telecom Argentina made a Note Payment in an aggregate amount equal to US$78 million which was applied to pay the full amount of the scheduled amortization payments on the new notes payable in April 2008.

The notes of each series include a mandatory prepayment provision pursuant to which if Telecom Argentina generates “excess cash” (as defined in the notes), then Telecom Argentina will be required to use such excess cash for specified purposes, including certain mandatory prepayments of the notes. Excess cash shall be measured semi-annually based on the Consolidated Financial Statements of the Company (excluding Telecom Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortizations payments immediately subsequent to each June 30 or December 31, respectively. On April 18, 2006 Telecom Argentina made a cash payment of P$663 million , corresponding to excess cash determined for the period ended as of December 31, 2005 and an additional prepayment on the notes Such payments were applied as note payments which prepaid the scheduled principal amortization payments on the notes through April 15, 2009. Consequently, after such payments the percentage of the original principal amount of the notes remaining outstanding are 76.86% for the Series A notes and 37.5% for the Series B notes. As a result of the mandatory prepayment provision, Telecom Argentina expects that any “excess cash” generated by it while the Series A and Series B notes are outstanding will be applied to prepay the Series A and Series B notes or for other uses permitted under the indenture.

Certain Covenants under the Notes. The Indenture governing the notes contains certain covenants relating to, among other things, limitations on the ability of Telecom Argentina and, in certain cases, its restricted subsidiaries (including Telecom Personal), to:

•              create or permit liens on property or assets unless the notes are equally and ratably secured;

•              incur indebtedness, except for certain permitted indebtedness (see “Liquidity” below for more detail);

•               sell assets;

•               enter into sale and leaseback transactions;

•               engage in transactions with shareholders and affiliates;

•                                                make capital expenditures in excess of specified permitted capital expenditure amounts (not applicable for Telecom Personal or Núcleo);

•               make restricted payments (including loans and investments);

•               impose payment restrictions affecting restricted subsidiaries;

•                                             issue equity interests of Telecom Personal resulting in loss of control of Telecom Personal;

•               engage in other lines of business; or

•               engage in certain mergers.

The covenants, among other things, limit Telecom Argentina’s ability to transfer cash and/or other assets to Telecom Personal and its subsidiaries. The notes also provide that if Telecom Argentina makes any Distribution Payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such Distribution Payment.

The notes also contain a cross-acceleration provision which will make either the occurrence of any acceleration, or the existence of a payment default, with respect to an aggregate principal amount of the equivalent of US$20 million of debt of either Telecom Argentina or its restricted subsidiaries an event of default under the notes.

The notes are redeemable at the option of the holders upon the occurrence of certain change of control events.

In February 2006, Telecom Argentina called for a bondholders meeting in order to modify certain conditions of the Series A and Series B notes. The amendments eliminated the restriction on Telecom Personal’s ability to make capital expenditures and eliminated the obligation of Telecom Argentina to reinvest in Telecom Personal any dividends distributed to it by Telecom Personal. At the bondholders meeting which was held in March 2006 the bondholders approved the amendments, which went into effect on March 27, 2006.

Swaps

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company have entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuating with respect to the U.S. dollar. The hedge contracts do not include any requirement to post collateral. As of December 31, 2005 the estimated market value of the U.S. dollar/euro swap contract was (US$21.9 million) and of the U.S. dollar/yen contract was (US$3.3 million). See Note 8.2 to our Consolidated Financial Statements for a more detailed discussion of our swap agreements.  Because the Company primarily generates cash flows in Argentine pesos and the terms of the swap do not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Subsidiary Indebtedness

Telecom Personal. Telecom Argentina’s 99.99% owned subsidiary, Telecom Personal, originally restructured its outstanding financial indebtedness, including inter-company obligations, in November 2004, pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. On December 22, 2005, Telecom Personal concluded the refinancing of all of its debt instruments issued pursuant to its November 2004 financial restructuring. The main objective of the refinancing was to improve its debt profile by modifying its interest rates and eliminating certain restrictive covenants. In particular, Telecom Personal’s new indebtedness does not contain mandatory prepayment obligations relating to generation of “excess cash” and does not restrict Telecom Personal’s ability to make capital expenditures. The new debt incurred in this refinancing transaction was approximately US$381 million and was issued in the form of three series of notes and syndicated loans.

As of December 31, 2005, Telecom Personal’s stand-alone financial indebtedness comprised P$43 million aggregate principal amount of Series 1 notes, P$87 million aggregate principal amount of Series 2 notes and US$ 240 million aggregate principal amount of Series 3 notes. The Series 1 notes mature in 2006, are denominated in pesos and bear interest at 12%. The Series 1 notes pay interest at maturity. The Series 2 notes mature in 2008, are issued in pesos and bear interest at the floating Badlar rate (average interest rate paid by banks in public and private sectors on deposits in excess of $1 million for a term of 30 to 35 days) plus 6.5%. The Series 2 notes pay interest quarterly. The Series 3 notes mature in 2010, are issued in dollars and bear interest at 9.25%. The Series 3 notes pay interest semi-annually. . In addition, Telecom Personal had two syndicated loans outstanding as of December 31, 2005 in amounts of P$87 million and US$69 million, each one in two tranches. At December 31, 2005, Tranche

A of the Peso facility had an outstanding principal amount of P$57 million. Peso Tranche A will mature in June, 2007 and accrues interest at an annual rate of 12.20% over its 18 month term. Tranche B of the Peso facility had an outstanding principal amount of P$30 million. Peso Tranche B will mature in December, 2007 and accrues interest at an annual rate of 13.10% over its 24 month term. At December 31, 2005, Tranche A of the Dollar facility had an outstanding principal amount of US$34.5 million. Dollar Tranche A will mature in June, 2007 and accrues interest at an annual rate of three-month LIBOR plus 2% over its 18 month term. At December 31, 2005 Tranche B of the Dollar facility had an outstanding principal amount of US$34.5 million. Dollar Tranche B will mature in December, 2007 and accrues interest at an annual rate of three-month LIBOR plus 2.25% over its 24 month term. Telecom Personal’s notes and the syndicated loans contain certain covenants that, among other things, limit Telecom Personal’s ability and the ability of its restricted subsidiaries (including Núcleo) to make any investments in any person (individuals or entities), to incur indebtedness (except for certain permitted indebtedness), to dispose of assets, to create or permit liens on property or assets unless the notes are equally and ratably secured, to enter into sale and leaseback transactions, to engage in transactions with shareholders and affiliates and to engage in other lines of business. See “-Liquidity” below for a discussion of Telecom Personal’s limitations on incurrence of indebtedness.

Núcleo. On November 22, 2004, Núcleo, Telecom Personal’s Paraguayan wireless telephony subsidiary, completed a restructuring of its syndicated loan facility and other financial indebtedness. In connection with this restructuring, Telecom Personal made a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million to secure the full and unconditional release of Telecom Personal’s guarantee of such loan, and received a promissory note in the amount of approximately US$4.3 million. The promissory note was subordinate in right of payment to all the financial debt of Núcleo. During fiscal year 2005, Núcleo made optional prepayments to holders of the new loans in an aggregate amount of US$28 million. Consequently, Núcleo’s outstanding debt as of December 31, 2005 amounted to US$17 million.

On January 27, 2006, Núcleo made additional optional prepayments to holders of the new loans for an aggregate amount of US$8 million, which payments were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2008 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008. The funds used for this payment derived from a loan from a Paraguayan branch of a bank for an amount of US$ 3.6 million and from Núcleo´s own funds (US$ 4.4 million) Through further optional prepayments on February 27, 2006 and March 29, 2006, Núcleo cancelled its remaining financial debt with banks (equivalent to US$4.4. million), together with all of Personal’s Promissory Note (equivalent to US$ 4.7 million). The funds used for said cancellations derived from two loans from Paraguayan branches of two banks for a total amount of US$5.9 million, and from Núcleo’s own funds (US$3.2 million). The new bank loans shall be repaid in semiannual installments ending on February 27, 2009. The loans accrue interest at an annual LIBOR-based variable rate, fixed for the first year at 5.9%. Additional information is given in Note 16 to our Consolidated Financial Statements.

Liquidity

As discussed above, the terms of the debt instruments that Telecom Personal, Núcleo and Telecom Argentina have entered into will restrict each company’s ability to transmit funds to other companies in the Telecom Group, including through payment of dividends by Núcleo or entering into inter-company loans. Accordingly, the liquidity position for each of Telecom Argentina, Telecom Personal and Núcleo will be significantly dependent on each individual company’s operating performance and debt service commitments.

The notes issued pursuant to the APE limit Telecom Argentina’s ability and the ability of Telecom Argentina’s restricted subsidiaries (including Telecom Personal) to incur indebtedness, except for certain permitted indebtedness, unless the ratio of Telecom Argentina’s net indebtedness to EBITDA (as defined in the Indenture governing the notes), or “leverage ratio”, is 2.75 to 1 (or upon the occurrence of certain events, 2.25 to 1) or less. As of the date of this Annual Report, Telecom Argentina satisfies this ratio.

Telecom Personal’s notes and loans limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of net indebtedness to consolidated EBITDA (as defined in the notes and loans), or “indebtedness ratio” of 3.25 to 1 or less, if such indebtedness is incurred prior to December 31, 2006 or 3.00 to 1 or less, if such indebtedness is incurred thereafter. As of December 31, 2005, Telecom Personal did not qualify to incur any additional indebtedness. However, Telecom Personal currently expects that it will satisfy this indebtedness ratio in the near future, and therefore may be able to incur additional indebtedness in the near to medium term. Additionally, Telecom Personal’s loans require it to maintain a ratio of net indebtedness to consolidated and adjusted EBITDA (as defined in the loans), or “maintenance ratio.” As of December 31, 2005, the maximum permitted maintenance ratio was 2 to 1, which Telecom Personal satisfied. Under the terms of the notes and loans, the permitted maintenance ratio decreases to 1.75 to 1 or less for the quarter ended March 31, 2006 and each quarter ended thereafter. Telecom Personal currently expects to continue to meet its maintenance ratio requirements in the near term. Finally, Telecom Personal’s loans require it to maintain a ratio of consolidated quarterly EBITDA to Interest accrued quarterly in a range between 1.5 and 3 to 1. For the quarter ended December 31, 2005, the minimum required ratio was 1.5 to 1 and was satisfied by Telecom Personal.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom’s ability to borrow if the ratio of Telecom’s total liabilities to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. Telecom’s ratio of total liabilities to shareholder’s equity has exceeded this amount since March 2002, giving Nortel preferred shareholders such voting rights.

We expect that our cash flow from operations will be sufficient to enable Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. As of the date of this Annual Report, Telecom Argentina has prepaid scheduled principal amortization payments on its Series A notes and Series B notes through April 15, 2009. Accordingly, its debt service obligations in the near to medium term relate principally to interest payment obligations. However, Telecom Argentina has significant commitments for repayment of principal on our indebtedness after October, 2009, and our ability to meet our obligations at that time will depend on our operating performance in future periods.

We also expect that Telecom Personal’s cash flow from operations will be sufficient to enable Telecom Personal to satisfy its ongoing debt service commitments and other cash requirements in the near to medium term.

Our ability to generate sufficient cash from our operations to satisfy our debt service obligations and capital expenditure needs will be affected by macroeconomic factors affecting our business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars; rates of inflation; the achievement of ultimate tariff adjustments for basic charges, measured service charges and other rates for our services relative to inflation and growth in Argentine real gross domestic product. These factors are not within our control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those describe in this Annual Report under “Risk Factors”. Actual results may differ materially from our expectations described above as a result of various factors.

Due to its debt service obligations and capital expenditure needs, Telecom Argentina does not expect to pay dividends in the near future.

As of December 31, 2005, Telecom Argentina and its consolidated subsidiaries had approximately P$602 million in cash and cash equivalents, approximately P$40 million of government bonds with original maturities of more than three months. Of this amount, approximately P$518 million of cash and cash equivalents and approximately P$40 million of government bonds with original maturities of more than three months are held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$17 million of restricted cash in connection with legal proceedings and attachment proceedings originating from the suspension in the payment of the financial debt that is in the process of being released. Such restricted cash has been classified in “Other Receivables” on our balance sheet.

Capital Expenditures

We estimate that our capital expenditures for the 2006 fiscal year will be approximately P$1,000 - P$1,100 million. Of this amount, we expect that approximately P$470 million will be invested by Telecom Argentina primarily to expand basic lines and ADSL high speed network (access, equipment and transmission infrastructure), improve transmission capacity, upgrade and enhance information technology systems, comply with regulatory infrastructure requirements and upgrade obsolete technologies, re-employ fiber optic network, replace certain external plant and power sources and upgrade existing hardware. We expect that approximately P$560 million will be invested by Telecom Personal primarily to continue the migration from TDMA to GSM technology in order to meet the anticipated future demand for Cellular services. In particular, Telecom Personal intends to expand the GSM network in the Southern Region, improve its network, expand network capacity to support customers’ future traffic demand and reduce congestion in the network, increase the number of switches in the network to reduce operating costs, improve coverage and connections, expand the range of value-added services and improve its information systems, utilities and infrastructure. Telecom Argentina’s notes limit its ability to make capital expenditures. See “Risk Factors - We operate in a competitive environment which may result in a reduction in our market share in the future”. We expect that for so long as the notes restrict the amount of Telecom Argentina’s capital expenditures Telecom Argentina will invest close to the maximum amount permitted under the terms of the notes. We expect to finance our capital expenditures through cash generated through operations and therefore our ability to fund these expenditures is dependent on, among other things, our ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, because the cost of imported materials has increased in peso terms.  Please see “Item 4 - Information on the Company - Capital Expenditures”.

Related Party Transactions

During year 2005, we have entered into certain transactions with our indirect shareholders Telecom Italia, FCR and W de Argentina - Inversiones or their affiliates under the Management Agreement (2003 and 2004 only) and in the ordinary course of business. For a description of these transactions see “Item 7 - Major Shareholders and Related Party Transactions”.

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates ranged from 2% to 6% for the years ended December 31, 2005, 2004 and 2003.

Income Tax

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 20% for the year 2005 and 10% for the year 2006 for Núcleo. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are non deductible and accordingly, must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP.

The dividends paid which exceed the difference between Argentine GAAP net income and taxable net income (computed as provided in the tax regulations) are subject to income tax at a rate of 35%. This withholding tax is known as the “equalization tax”. See “Taxation - Argentine Taxes - Taxation of Dividends”.

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso (P$1.4 = US$1) may only be deducted at a rate of 20% per fiscal year.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of our outstanding loans, we are required to reimburse our foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. Previously, the withholding rate was 35% (53.8462% with gross up) if the lender did not meet the aforementioned requirements. However, Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, amended the requirement that a lender must be located in a jurisdiction that has adopted the Banking Supervision Standards of the Basle Committee. Under Law No. 25,784, the 15.05% withholding rate currently also applies to lenders who are banks or financial entities located in jurisdictions that are neither tax-free nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Further, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. Interest payments on obligaciones negociables that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments (the “residual category”). The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in the residual category is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to interest in the residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, Telecom’s deduction of interest expenses was limited because it was not able to satisfy the conditions required in order to deduct the remaining 60% of the interest expense in the residual category. This interest deduction was taken in fiscal year 2005. Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds 2 times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal year 2003, 2004 and 2005, Telecom’s deduction of interest expenses was not limited because Telecom was able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

We are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for years 2003, 2004 and 2005.

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

During years 2004 and 2005, we charged to income P$34 million as a result of this tax. During year 2003, we charged to income P$36 million as a result of this tax.

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

Tax on Personal Property

Argentine Law 25,585, which was passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, and applies as of December 31, 2002, imposes a tax on shares of stock corporations, such as the ADSs and the Class A, B and C Shares, or other equity interests in companies regulated by the Argentine Companies Law, as amended if such equity interests are owned by holders that are individuals and/or undivided estates (regardless of whether such holders are domiciled in Argentina or in a foreign country). This tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock corporations, such as our ADSs and the Class A, B and C Shares, and other equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and exploitations, and are domiciled, settled or located in a foreign country, are owned indirectly by individuals or individual estates domiciled in a foreign country.

We are required to pay this tax on behalf of the holders of our ADSs, Class A, B and C Shares. We have the right to obtain reimbursement of the amounts paid from our shareholders, even if this requires holding and/or foreclosing the property on which the tax is due, but to date no effective procedures have been developed to collect from our shareholders the amount of this tax paid on their behalf. Therefore, as a practical matter, until such a mechanism is developed, the payment of this tax will constitute an additional expense for us.

The tax rate applied is 0.50%. This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual balance sheet of the company as of December 31, 2005. The amount paid by the Company and pending collection from our shareholders as of December 31, 2005, was approximately P$7 million and an allowance was recorded for such amount.

On January 22, 2004, we requested from our holders as of December 31, 2002 of Class B Shares and ADSs the reimbursement of the Tax on Personal Property from those holders who were eligible for reimbursements of P$100 or more. As of December 31, 2005, holders of Class B Shares reimbursed us for approximately P$9,455 and holders of ADSs had reimbursed us for approximately US$922.

On December 20, 2004 we requested from our holders as of December 31, 2003 of Class B Shares and ADSs the reimbursement of the Tax on Personal Property. As of December 31, 2005, Class B holders had reimbursed us for approximately P$22,350 and holders of ADSs had not reimbursed us.

In addition, on March 15, 2006 we requested from our holders as of December 31, 2004 of Class B Shares and ADSs the reimbursement of the Tax on Personal Property. As of June 26, 2006, Class B holders had reimbursed us for approximately P$3,393 and holders of ADSs had reimbursed us for approximately P$670.

On May 29, 2006 we requested from our holders as of December 31, 2005 of Class B Shares and ADSs the reimbursement of the Tax on Personal Property. As of June 26, 2006, Class B holders had reimbursed P$5,464, and no amounts had been reimbursed by holders of ADSs.

We expect that a substantial part of the remaining tax amount that is not reimbursed will result in an additional expense for us.

Other Taxes and Levies

We are subject to a levy of 0.5% of our monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in our consolidated income statement within “other operating and maintenance expenses”.

Law No. 25,239 imposes a tax of 4% of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%.

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

Since the rates for their services are generally not regulated, as a result of increasing tax burdens on wireless operators, Telecom Personal and other Argentine wireless operators decided to include a special charge in their customers’ bills which reflects the impact of these regulatory taxes. However, pursuant to General Resolution No. 279/01, the SC prohibited wireless operators from billing this special charge. Telecom Personal has filed an administrative appeal objecting to the application of General Resolution No. 279/01. As of the date of this Annual Report, this appeal is still pending. For more information on this regulation and related proceedings, see “Regulatory Framework - Universal Service Regulation”.

Trend Information

As a result of the political and economic uncertainty in Argentina and the restructuring of the outstanding debt of the Telecom Group, our results of operations presented above for the years ended December 31, 2005, 2004 and 2003 may not be indicative of our current financial position or future results of operations and may not contain all of the information necessary to compare our financial position and operating results for the periods presented to previous or future periods. The information set forth below includes statements that are “forward-looking statements” subject to risks and uncertainties. See “Forward-Looking Statements”. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Item 3 - Key Information - Risk Factors”.

Net Sales

Net sales are expected to continue to increase in 2006 at rates similar to those of 2005, primarily driven by growth in the Argentine wireless market and broadband development. For the first time in the Company’s history, in 2006 sales in the wireless reportable segment are expected to account for over 50% of the Company’s consolidated net sales.

Based on the progress made in contract renegotiation between Telecom Argentina and the Argentine Government as of the date of issuance of this Annual Report, we believe that Telecom Argentina’s sales will continue to be affected by the freezing of tariffs during most of fiscal year 2006.

Costs of Services, General and Administrative and Selling Expenses

In fiscal year 2005, operating costs before amortization and depreciation increased by 52%, primarily due to higher commercial costs in the wireless reportable segment. We believe that the trend for these costs will continue in 2006, although the percentage increases are expected to be lower. However, in 2006 such costs are expected to increase at a higher rate than consolidated revenues, because of increased labor, selling expenses and inflationary pressures on the Company’s cost structure. Accordingly, we expect that operating income before amortization and depreciation will rise in absolute terms but decrease as a percentage of consolidated net sales (this percentage was 35% in 2005).

Furthermore,  we expect consolidated fixed asset depreciation and intangible asset amortization to continue to decrease at rates comparable to those of 2005. Depreciation in the Voice, data and Internet reportable segment is expected to continue the downward trend due to the total depletion of certain fixed assets of Telecom Argentina, which is only partially offset by increased depreciation resulting from new asset acquisition scheduled for year 2006. In contrast, we expect that depreciation expense will continue to increase in the wireless reportable segment due to the investments made to enhance service coverage and the capacity of our GSM network.

Operating Income

As a result of the estimated increase in operating income before amortization and depreciation and anticipated lower consolidated depreciation and amortization, operating income is expected to be positive in all reportable segments, growing both in absolute terms and as a percentage of consolidated revenues. We forecast that our consolidated operating income margin will be higher than the 9% recorded in fiscal year 2005.

Other Expenses, Net

We estimate that expenses for severance costs, legal disputes and other contingencies and other minor non-operating results will be similar to levels seen in 2005 or slightly above, mainly due to a greater number of labor, regulatory and commercial claims.

Financial Result, Net

We expect interest expense on our net financial debt to continue to decrease as a result of reduction in Telecom Argentina’s financial indebtedness, in particular due to the mandatory prepayment provisions requiring the application of any “excess cash” to debt reduction. It is expected that, in addition to the prepayments made on April 15, 2006 for P$663 million, Telecom Argentina will make prepayments of principal in October 2006 pursuant to the terms of its Series A and Series B notes.

A significant component of financial results is the exchange differences arising from foreign currency assets and liabilities, especially for the exposure of our net financial debt to U.S. dollar fluctuation. The impact on our financial results in 2006 will depend on the variation of the Argentine peso value in respect of the U.S. dollar. If the exchange rate at the end of 2006 is higher than the rate of P$ 3.032 for one dollar in effect as of December 31, 2005, the exchange differences will increase interest loss on our net financial debt. Conversely, if the Argentine peso improves against the dollar, our exchange differences are likely to be positive and compensate for interest expenses.

Given that small foreign currency exchange rate fluctuations may have a significant impact on our net financial debt and on our results of operations, we cannot estimate the impact of the foreign currency exchange differences for 2006.

Unusual and Extraordinary Results

No unusual and extraordinary results are expected for 2006.

Income Tax

The activities of all the companies of the Telecom Group are subject to income tax on the basis of the taxable results determined pursuant to the tax laws of every country where the company operates and according to the following rates on taxable income: (i) companies located in Argentina pay 35%; (ii) Núcleo (located in Paraguay) pays 10% in year 2006 and (iii) Telecom Argentina USA pays 20.5% in 2006.

As explained in more detail in the notes to the Consolidated Financial Statements, the income tax benefit (expense) is calculated by applying the deferred income tax method and, therefore, it includes the effect of the tax payable in the current year and the effect of the tax rate on temporary differences arising from the different accounting and fiscal valuation of assets and liabilities. In this regard, we do not expect significant permanent differences for fiscal year 2006.

Furthermore, the income tax benefit (expense), net will include changes in the calculation of the valuation allowance of deferred tax assets and particularly the recovery of the tax loss carryforwards of Telecom Argentina and Telecom Personal.

As of the date of issuance of this Annual Report, it is not possible to obtain an accurate assessment of 2006 income tax amount, mainly due to fluctuations in foreign currency exchange results and their impact on taxable results of fiscal year 2006 and the recoverability of the abovementioned tax loss carryforwards.

Net Income/Loss

As of the date of issuance of this Annual Report, we are not in a position to give an accurate estimate of the net result for fiscal year 2006 given the uncertainties mentioned above and those explained in the section entitled “- Significant Accounting Policies - Use of Estimates”.

Investment in Fixed and Intangible Assets

In 2006, we expect a significant increase in the Company’s investment in fixed and intangible assets compared to fiscal year 2005. Total consolidated expenditures, including capital expenditures detailed under “- Capital Expenditures,” are expected to reach approximately P$1-1.1 billion in 2006. This increased investment is closely related to Broadband business development, Argentine wireless market growth and completion of GSM network deployment in Argentina and Paraguay. Notwithstanding the increased investment level, the forecast investments by the Company are still below consolidated depreciation and amortization levels estimated for 2006.

We expect that approximately 40% of the budgeted investments will be made in the voice, data and Internet reportable segment while the remaining 60% of the investments will be made in the wireless reportable segment. We should highlight that in 2006 the investment level estimated in the wireless reportable segment is expected to exceed depreciation and amortization figures for the first time since the macroeconomic crisis in late 2001.

Generation of Cashflow and Consolidated Net Financial Debt

The Company expects that operating cash flow will continue to increase in all reportable segments and will be sufficient to satisfy the Company’s planned investments in fixed and intangible assets and debt service. The increased investment will result in lower cash on hand compared to previous fiscal years.

In the absence of a foreign exchange crisis, we expect that cash generated by the different Group companies will be used to meet debt service requirements and in the case of Telecom Argentina, any excess cash will be allocated to the partial or total prepayment of principal amortizations. However, Telecom provides no assurance regarding the prepayment of any of the obligations of the Group companies.

Although it is not possible to estimate the future exchange rate level, it is likely that the Group net financial debt as of December 31, 2005 of US$ 1,405 million (including the effect on discounting the debt of Telecom Argentina) will continue to its downward trend as a result of the cash generation expected in fiscal year 2006.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2005 were as follows:

	2006	2007	2008	2009	2010	After 2010	Total
	(in millions of Argentine pesos)
Debt obligations(1)(2)	1,164	1,334	1,278	168	889	1,627	6,460
Operating lease obligations	30	15	8	4	1	2	60
Purchase obligations	197	7	2	-	-	-	206
Other long-term liabilities(3)	17	10	9	7	5	28	76
Total	1,408	1,366	1,297	179	895	1,657	6,802

(1)             The schedule of debt obligations (including P$1,418 million of future interest) set forth above is based on the expected amortization schedule of the relevant debt instruments and takes into account the mandatory prepayment provisions. In April 2006 Telecom Argentina prepaid P$663 million of long-term indebtedness. This prepayment has reduced our estimates on future interest by P$136 million. Additionally, Núcleo made optional prepayments, using in part funds generated from the issuance of US$9.5 million in local bank debt. This prepayment and debt refinancing has reduced our estimated future interest payment by P$7 million.

(2)             Does not include derivatives or effect on discounting.

(3)             Includes special termination benefits, retirement benefits and court fees. Does not include the effect of present value accounting.

Off-Balance Sheet Arrangements

None

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of the Telecom Group is vested in the Board of Directors. Telecom Argentina’s bylaws provide for a Board of Directors consisting of no fewer than three and no more than nine directors and up to the same or a lower number of alternate directors. Telecom Argentina currently has six directors and six alternate directors. Three of the directors and two alternates are independent. According to Telecom Argentina’s bylaws the Board of Directors has all of the required authority to administer the corporation, including those for which the law requires special powers. The Board operates with a quorum of the absolute majority of its members and resolves issues by simple majority of votes present. Since the statutory reform approved by the shareholders’ meeting of February 18, 2004, the Chairman has a double vote in the case of a tie. In order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, Nortel, Sofora, the Telecom Italia Group or the W de Argentina - Inversiones. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve renewable one fiscal year terms.

Because a majority of shares are owned by Nortel, Nortel as a practical matter may have the ability to elect the majority of directors and alternate directors. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

The directors and alternate directors of Telecom Argentina as of the date of this Annual Report (and as ratified by the annual shareholders meeting and meeting of the Board of Directors held on April 27, 2006) are as follows:

Name	Position	Date Director became a Member of the Board*
Amadeo Ramón Vázquez	Chairman of the Board of Directors	November 18, 2002
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Oscar Carlos Cristianci	Director	December 19, 2003
Raúl Antonio Miranda	Director	December 19, 2003
Julio Pedro Naveyra	Director	April 29, 2004
Jorge Alberto Firpo	Director	August 10, 2005
Rubén Osvaldo Mosi	Alternate Director	April 27, 2005
Adrián Werthein	Alternate Director	December 19, 2003
Osvaldo Canova	Alternate Director	December 19, 2003
Franco Alfredo Livini	Alternate Director	January 30, 2002
Luis María Gómez Iza	Alternate Director	April 29, 2004
Giorgio Della Seta Ferrari Corbelli Greco	Alternate Director	December 15, 2005

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

Gerardo Werthein is a veterinarian. He is also Director of Sofora and Telecom Personal. He is Chairman of Holding W-S de Inversiones S.A., Caja de Seguros S.A., La Caja de Seguros de Retiro S.A., Instituto de Seguro de Misiones S.A., Le Mer S.A. and Tradicion Seguros S.A. He is Vice Chairman of La Caja Aseguradora de Riesgos de Trabajo ART S.A., W de Inversiones S.A and La Estrella S.A. Compañia de Seguros de Retiro. He is a director of Gregorio, Numo y Noel Werthein S.A., Los W S.A., Haras El Capricho S.A. and Caja de Ahorro y Seguro S.A. He is a distant cousin of Adrián Werthein. He was born on December 3, 1955.

Oscar Carlos Cristianci is a public accountant. He is also President of Sofora and Director of Nortel, Telecom Personal and Publicom. He was born on September 27, 1942.

Raúl Antonio Miranda is a public accountant, licensed in business administration and has a masters degree in finance. He is an independent director. He is also chairman of Capital Assets Managers S.A. He was born on July 25, 1950.

Julio Pedro Naveyra is a public accountant. He is an independent director.   He is a director and member of the Audit Committee of Gas Natural Ban S.A and Grupo Concesionario del Oeste S.A. He is a member of the supervisory committee of La Nación S.A., Supermercados Makro S.A.,  Novartis S.A., Ford Credit S.A., Ford Motor Argentina S.R.L. and Mobil Argentina S.A. He was born on March 24, 1942.

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. He is Chairman of Telecom Argentina USA Inc. and Microsistemas and director of Sofora, Telecom Personal, Publicom and Núcleo. Formerly, he was head of purchases and logistics at Telecom Italia America Latina, S.A. He was born on April 17, 1954.

Rubén Osvaldo Mosi is a public accountant. He is an independent alternate director. He was born on February 5, 1949.

Adrian Werthein is a public accountant. He is Vice Chairman of Sofora, and Telecom Personal. He is Chairman of Caja de Ahorro y Seguros S.A. and Haras El Roblecito S.A. He is also Vice Chairman of Caja de Seguros S.A., Tradición Seguros S.A., Gregorio, Numo y Noel Werthein S.A., Inversitas S.A., Las Mandas Agropecuaria S.A. y

Los W S.A. He is a director of La Caja Seguros de Retiro S.A., Instituto del Seguro de Misiones S.A., La Estrella S.A. Cía de Seguros de Retiro, W de Inversiones S.A. and INEBA S.A. He is a distant cousin of Gerardo Werthein. He was born on January 18, 1952.

Osvaldo Canova is a public accountant. He is an independent alternate director. He is a member of the Supervisory Committee of Arcor SA, Inaral SA, Cartocor SA, Bagley de Argentina SA and Unilever Argentina SA. He is a member of the Board of Directors of Fundación Fleni and Fundación Pent. He was born on December 8, 1934.

Franco Alfredo Livini is an engineer. He is also Chairman of Pirelli Argentina de Mandatos S.A. and Pirelli Neumáticos SAIC. He is also Director of Sofora, Telecom Personal, and Publicom. He is an alternate director of Nortel. He was born on December 10, 1928.

Luis María Gómez Iza is a lawyer. He is a member of the supervisory committees of Pirelli Energía Cables y Sistemas de Argentina S.A., Pirelli Neumáticos S.A.I.C., Pirelli Consultora Conductores e Instalaciones S.A., Olivetti Argentina S.A. (currently in liquidation) and Tel 3 S.A. He is an alternate director of Sofora and of Pirelli Argentina de Mandatos S.A. He is an alternate member of the Supervisory Committee in bankruptcy for Teco Soft Argentina S.A. He was born on September 16, 1938.

Giorgio Della Seta Ferrari Corbelli Greco holds a degree of Jurisprudence from Universitá di Milano. He is an alternate director of Sofora, Telecom Personal, Publicom, Micro Sistemas and Núcleo. He has been the Chairman of Pirelli S.A. in Latin America since 1995. He is Chairman of Telecom Italia America Latina, S.A. since January, 2006, position he held from 2002 to 2004. He is also Chairman of the Board of Directors of Tim Brasil ServiVos e ParticipaVões S.A. and TIM ParticipaVões S.A. He is Vice Chairman of Entel Bolivia. He was born on January 2, 1936.

Senior Management

The Telecom Group’s senior management members are the following as of the date of this Annual Report:

Name	Position*	Date of Designation
Carlos Felices	Chief Executive Officer	August 2002
Marco Patuano	Director of Fixed-Line Telephony	April 2006(1)
Edmundo S. Poggio	Director of Strategy & Technology Development	January 2006
Guglielmo Noya	General Director of Telecom Personal	April 2005
Guillermo Gully	Director of Human Resources, Information Services	July 2003
Luis Perazo	Director of Communications and External Affairs	November 2002
Juan José Schaer	Director of Human Resources, Services	November 2002
Valerio Cavallo	Controller and Chief Financial Officer	November 2002
José María Peña Fernández	Director of Purchasing Department	October 2003
Gonzalo Martínez	Director of Regulatory Matters	January 2005
María Delia Carrera Sala	Director of General Secretary	November 2002
Héctor Caram	Director of Internal Audit	September 2003
Jorge Ferrarotti	Director of Institutional Relationships	September 2004
Carlos Zubiaur	Director of Legal Matters	June 2005
Ricardo Luttini	Director of Special Evaluations	June 2005
Alberto Marcelo de Carli	Director of Mass Commercial Services	March 2003
Guillermo Desimoni	Director of Information Technology	February 2005
Sergio Galban	Director of National Wholesale	March 2006(1)
Mario Capalbo	Director of Network	March 2006(1)
Simone Battiferri	Director of Marketing	April 2006(1)

*      The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom, which is composed of the persons stated in the “Directors, Senior Management and Employees- The Board of Directors” above.

(1)             Newly appointed members of senior management were not involved in the senior management of the Company in fiscal year 2005. Edmundo Poggio, as Director of Fixed Line Telephony, was a member of senior management of the Company in fiscal year 2005, but no longer serves in such capacity as of the date of this Annual Report. Juan Carlos Onni was Director of Network during fiscal year 2005 and left the Company in March 2006.

Carlos Felices is a business administrator. He began working for Telecom in 2002. He was formerly manager of finance and treasurer of YPF S.A. He was formerly executive director of financial operations for Latin America in the United States at Pfizer International Inc. and formerly executive director of finance at Pfizer Brazil/Argentina. He was born on April 18, 1945.

Marco Patuano is an economist and holds a Master in Finance from Bocconi University. Formerly he was General Manager of Telecom Italia America Latina, S.A. He was born on June 6, 1964.

Edmundo S.   Poggio is a telecommunications engineer. He began working for Telecom in June 1991 and he was a manager for the Large Customer Accounts unit until July of 1993, manager in the marketing department until November of 1994, Director of Regulatory Matters until November 1998 and Director of Commercial Strategy and Corporate Solutions until December 2004. Previously, he worked in the commercial unit of SADE and in the General Manager’s Office of Micro Sistemas. He was born on February 6, 1949.

Guglielmo Noya is a mechanical engineer and holds an MBA from Instituto Superiore di Direzione Adiziendale. He joined Telecom in April 2005. Before that, from 2002 to 2005, he served as General Manager of Entel PCS, a Chilean wireless telephone company. From 1997 to 2002, he was Area Manager for Brazil and Director of Business Development in the Americas for TIM, an Italian wireless telephone company. He was born on April 27, 1962.

Guillermo Gully is an engineer. He began working for Telecom in 2003 formerly, he was Director of Human Resources of Telecom Italia America Latina, S.A. He was born on October 27, 1944.

Luis Perazo is an engineer. He began working for Telecom in May 1992. He was a manager of Strategic Planning until January of 1997, and Director of External Affairs until March of 1999. He was formerly manager of Strategic Marketing of Siemens. He was born on December 28, 1947.

Juan José Schaer is a lawyer. He began working for Telecom in 1991 in various human resources positions. He was born on October 11, 1954.

Valerio Cavallo is an economist. He began working for Telecom in May 2001. He was formerly Director of Budget and Reporting at Telecom Italia Group. He is a director of Núcleo and an alternate director of Publicom. and Micro Sistemas. He was born on April 21, 1960.

José María Peña Fernández is an engineer. He began working for Telecom on October 15, 2003. He was formerly general manager of Tel3. He was born on October 18, 1951.

Gonzalo Martínez is a telecommunications engineer. He joined Telecom in 1991 initially in charge of several groups in the Commercial Department and went on to coordinate various activities in the Marketing Department. He then served as Manager of Regulatory Control and ultimately assumed the role of Director of Regulatory Matters. Prior to joining Telecom, he worked in the communications and informatics department of Grupo SADE - Perez Companc. He was born on February 12, 1954.

María Delia Carrera Sala is a lawyer. She began working for Telecom in 1992. Formerly, she was the manager of legal affairs of Compañía Argentina de Teléfonos S.A. She is an alternate director of Núcleo S.A. She was born on August 27, 1948.

Héctor Caram is an accountant. He began working for Telecom in 2003. Formerly, he was Senior Manager of Pistrelli, Henry Martin y Asociados SRL, (a member firm of Ernst & Young Global). He was born on July 9, 1965.

Jorge Ferraroti is a lawyer. He joined Telecom in June 1991. He served in the legal department for more than six years, after which he was in charge of External and Institutional Relations for Telecom. He subsequently served as Director of Legal and Regulatory Affairs for Telecom Personal, a position he held until September 2004. He was born on July 30, 1949.

Carlos Zubiaur is a lawyer. He joined Telecom in June 2005 and is currently the Director of Legal Matters. Prior to that time, he was a partner at Estudio O’Farrell and head of the general secretary at Telefónica de Argentina S.A. He was born on December 26, 1964.

Ricardo Luttini is an accountant. He joined Telecom in June 2005. He had previously served as Manager of Business Controls and Auditing for La Caja de Ahorro y Seguro SA, General Manager of Banco Caja de Ahorro SA, and General Accountant and Audit Manager at Banco Mercantil Argentino. He was born on September 27, 1961.

Alberto Marcelo de Carli is a business administrator. He began working for Telecom in November 1993. He worked as general Director of Telecom Personal from 1994 to March 2003. Formerly, he worked at IBM Argentina. He was born on April 26, 1957.

Guillermo Desimoni holds a bachelor’s degree in Systems, a master’s degree in management and has completed postgraduate studies in finance. He joined Telecom in February 2005. He was formerly a manager of operations and administration at Banco Galicia, and prior to that, a vice chairman at COELSA. He previously worked at Argencard, where he held the office of Manager of Technology and Systems and at Posnet, where he was General Manager. He also served as Senior Manager in Consulting at Accenture. He was born on August 20, 1960.

Sergio Augusto Galban is an electrical engineer and holds an MBA from IAE, Universidad Austral. He has worked for Telecom since 1994 in the regulatory matters area. Formerly he was responsible for Strategy and Development of Services in the area of Fixed Telephony. He was born on September 22, 1964.

Mario Fernando Capalbo is a mechanical engineer. He was formerly General Manager of Pirelli Cables y Sistemas.in Sao Pablo, Brazil. He was born on May 7, 1952.

Simone Battiferri is an electrical engineer graduated from the University of Rome “La Sapienza” in 1994. He has been working for Telecom Italia since 2001. At Telecom Italia, he was formerly the Marketing Vice President (Datacom eBusiness Solutions). Then, he became the Web Services Marketing Director. After that, he was the Business Opportunity Evaluations Director (International Operations). Before joining Telecom Italia he worked for Etnoteam for about six years. He was born on September 20, 1967.

Juan Carlos Onni is an economist. He began working for Telecom in September 1991 and he served as Director of the Northeast Region for Telecom until December 1992, as Director of Operations - Buenos Aires Unit until October 1995 and as Director for Large Customer Accounts until November 1998. He served as Director of Technology until February 2006. Previously, he worked for Video Visión. He was born on June 17, 1945.

See “Item 7-Major Shareholders and Related Party Transactions-Shareholders’ Agreements” for a description of certain agreements relating to the selection of the senior executives.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing our compliance with our bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized:

•                                           to call ordinary or extraordinary shareholders’ meetings;

•                                           to place items on the agenda for meetings of shareholders;

•                                           to attend meetings of shareholders; and

•                                           generally to monitor the affairs of Telecom Argentina.

Telecom Argentina’s bylaws provide that the Supervisory Committee is to be formed by three or five members and three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one fiscal year terms and may be re-elected.

The members and alternate members of the Supervisory Committee as the date of this Annual Report are:

Name	Position and Date of Designation	Profession
Enrique Garrido	Chairman of the Supervisory Committee - April 27, 2006	Lawyer
Silvia Graciela Poratelli	Member of the Supervisory Committee - April 27, 2006	Lawyer
Gerardo Prieto	Member of the Supervisory Committee - April 27, 2006	Accountant
Jacqueline Berzón	Alternate Member of the Supervisory Committee - April 27, 2006	Lawyer
Mariano Federici	Alternate Member of the Supervisory Committee - April 27, 2006	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee - April 27, 2006	Accountant

Enrique Garrido has been a member of the Supervisory Committee since 1990. On April 27, 2006, he was reappointed as Chairman of the Supervisory Committee. He is also a Member of the Supervisory Committees of Aeropuertos Argentina 2000 S.A., Telecom Personal, Micro Sistemas, Nortel, Publicom and Sofora, La Estrella S.A. Compañía de Seguros de Retiro and Southel Holdings S.A. He is alternate director of Datanet S.A., Enequis S.A., Fintelco S.A., Video Cable Comunicación S.A. and Video Canal de Compras S.A. He was born on June 7, 1937.

Silvia Graciela Poratelli has been a member of the Supervisory Committee since 2005. She is also a member of the Supervisory Committees of Publicom, Micro Sistemas, Telecom Personal, Nortel and Sofora. She is also an alternate director of Southtel Holdings S.A. and member of the supervisory committee of NYLI Holdings Argentina SRL. She was born on January 4, 1972.

Gerardo Prieto has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Publicom, Micro Sistemas, Telecom Personal and Sofora. He is Chairman of Campofin S.A. and Polifin S.A. He is also Director of Caja de Seguros S.A, Instituto de Seguros de Misiones S.A. y de Activos Turísticos S.A. and is member of the Comisión Fiscalizadora del Instituto de Neurociencias de Buenos Aires S.A. Dr. Prieto is a Public Accountant and is not included in the requirements of RT No. 15 regarding accountant independence, nor is he subject to any of the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on March 3, 1951.

Jacqueline Berzón is a lawyer and has been an alternate member of the Supervisory Committee since April, 2005. She is also an alternate member of the Supervisory Committees of Publicom, Micro Sistemas, Telecom Personal, Nortel, and Sofora. She is a member of the Supervisory Committee of NYLI Holdings (Argentina) S.R.L and an alternate member of the Supervisory Committee of Bariloche Cinco S.A., Bariloche Dos S.R.L., Bariloche Cuatro Circuito Chico S.R.L., Bariloche Seis S.R.L., Bariloche Tres Circuito Chico S.A. and Bariloche Uno S.A. She is an alternate director of Cablevisión del Comahue S.A., Chos Malal Video Cable S.A., Holding Teledigital Cable S.A., IVC S.A., Pampa TV S.A., Patagonia Televisora Color S.A., RCC S.A., Teledigital Cable S.A. and Televisora Capitán Sarmiento S.A. She was born on October 9, 1975.

Mariano Federici has been an alternate member of the Supervisory Committee since April, 2005. He is also an alternate  member of the Supervisory Committees of Publicom, Micro Sistemas, Telecom Personal, Nortel and Sofora. He is a member of the Supervisory Committees of Cablevisión del Comahue S.A., Chos Malal Video Cable S.A., IVC S.A., Pampa TV S.A., Patagonia Televisora Color S.A., RCC S.A. and Televisora Capitán Sarmiento S.A.

and an alternate member of the Supervisory Committee of NYLI Holdings (Argentina) S.R.L. and Southtel Holdings S.A. He is also the Manager of Buenos Aires Investments S.R.L. He was born on October 14, 1973.

Guillermo Feldberg has been a alternate member of the supervisory committee since 2004. He is also an alternate trustee of Telecom Personal, Publicom, Micro Sistemas, Nortel and Sofora. He is Chairman of Pintarko S.A., Agropecuaria La Victoria S.A., Seed Capital Educación S.A. and Dav Satelital S.A. He is Vice Chairman of Doble “G” del Litoral S.A., and Ineba S.A. He is an alternate director of Caroline Establecimientos Agropecuarios S.A., Campofin S.A. and Polifin S.A. Dr. Feldberg is a Public Accountant and is not included in the requirements of RT No. 15 with respect to accountant independence, nor is he subject to the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on February 20, 1951.

Compensation

The compensation for the members for the Board of Directors and the Supervisory Committee is established for each fiscal year at the annual meeting of shareholders.

The aggregate remuneration paid or accrued by Telecom Argentina to the members and alternate members of the Board of Directors, the members of the Supervisory Committee and the executive officers of Telecom Argentina as a group was approximately P$13.19 million during the year ended December 31, 2005. During the year ended December 31, 2005, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

The members of the Board of Directors of Telecom Argentina received for services rendered as directors a total of P$1.72 million during the year ended December 31, 2005. The members of the Supervisory Committee of Telecom Argentina received a total of P$0.3 million during the year ended December 31, 2005. Compensation for the executive officers of Telecom Argentina amounted to approximately P$11.17 million during the year ended December 31, 2005 (including payments owed to the Operator for services provided by highly qualified personnel.)

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

Board Practices

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Telecom Argentina, our shareholders and third parties for the improper performance of their duties, for violations of law, our bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the bylaws or regulations or by resolution of the shareholders’ meeting. In these cases, a director’s liability will be determined with reference to the performance of these duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Telecom Argentina without express authorization of a shareholders’ meeting. Certain transactions between directors and Telecom Argentina are subject to ratification procedures established by Argentine law.

The Supervisory Committee is responsible for overseeing our compliance with our bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. See “ - Supervisory Committee” for further information regarding the Supervisory Committee.

In April 2001, Telecom Argentina amended its bylaws pursuant to which an executive committee of the Board of Directors was created. According to the terms of the amended bylaws, this committee (whose appointment is at the option of the Board of Directors) would consist of three or four members of the Board of Directors and would have powers to manage and administer the business of Telecom. In April 2002, Telecom Argentina’s shareholders resolved that the executive committee will consist of three members and amended the bylaws accordingly. The Board of Directors decided not to implement this executive committee during fiscal years 2003, 2004 and 2005.

The Board of Directors may appoint general or special managers, to whom the Board of Directors may delegate certain management powers. These managers have the same fiduciary duties to Telecom Argentina and third parties as the members of the Board of Directors. Notwithstanding the appointment of these general or special managers, the members of the Board of Directors continue to be liable for their actions to Telecom Argentina and third parties.

At our ordinary and extraordinary shareholders’ meeting held on December 18, 1995, the shareholders granted the Board of Directors the ability to procure officers’ and directors’ insurance with respect to claims brought against the officers and/or directors relating to the performance of their duties. Telecom Argentina has provided this insurance to our officers and directors since that time. At present, the total amount covered by this insurance is US$50,000,000.

On May 22, 2001 the Argentine Government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering”, or the “Transparency Decree”. The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The term “investor” has a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of the resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Telecom Argentina terminates upon approval of the directors’ performance by the shareholders’ meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that this liability does not result from a violation of the law or the bylaws or regulations.

Additionally, the Transparency Decree provides that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

The Transparency Decree also provides that companies making a public offering of their shares shall appoint an audit committee, or the “Audit Committee”, to be formed by three or more members of the Board of Directors. The majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she were a relative of a person who would not qualify as an independent director if such relative were appointed as a member of the Board of Directors.

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

•                  supervising internal control systems and verifying norms of conduct; and

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

•                  Filed the  “Normativa de Implementación del Comité de Auditoría” (a set of guidelines for the Audit Committee) with the CNV. The CNV had no comments on these guidelines.

In addition, the shareholders at the shareholders’ meeting held on February 18, 2004 approved the inclusion of section 10 Bis. of the bylaws, by which the Audit Committee was included in the bylaws of Telecom Argentina.

At the Board of Directors meeting held on April 29, 2004, the Board of Directors resolved on the final composition of the Audit Committee, and the Audit Committee came into effect.

At its meeting of April 27, 2005, the Board of Directors designated Raúl Antonio Miranda, Julio Pedro Naveyra and Amadeo Ramón Vázquez as members of the Audit Committee for the 2005 fiscal year. All three qualify as independent directors. The Board furthermore determined that Mr. Naveyra qualifies as an audit committee financial expert under SEC guidelines. At its meeting of April 27, 2006, the Board of Directors reelected

Mr. Miranda, Mr. Naveyra and Mr. Vázquez as members of the Audit Committee for fiscal year 2006 and appointed Mr. Naveyra as the Committee’s financial expert.

According to the “Normativa de Implementación del Comité de Auditoria”, in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position, until the following annual shareholders meeting.

Pursuant to the Argentine Government’s Decree No. 677/01, the Audit Committee may seek the advice of lawyers and other outside professionals at the Company’s expense, so long as the shareholders have approved expenditures for the services of such professionals. The shareholders set a budget of $500,000 for such expenditures in fiscal year 2004 and $600,000 in fiscal years 2005 and 2006.

In 2003, Telecom Argentina created a Purchase Committee that functioned until May 2004. The Purchase Committee approved disbursements and/or transactions for amounts in excess of the amount that may be approved by the CEO individually. In addition, the Purchase Committee approved all transactions with related parties which do not need to be approved by the Board of Directors.

In May 2004 the Board of Telecom Argentina resolved to create the “Consejo de Dirección”, or Management Council, which serves as an internal body of the Board of Directors and is comprised of four members of the Board of Directors. The regulations of the Management Council, which have been approved by the Board of Directors, provide for, among other functions:

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

•                  propose to the Board of Directors the general remuneration policy;

•                  establish remuneration, incentives and other benefits for senior management and evaluate their performance; and

•                  ensure that existing plans are adequate for individualization and development of highly qualified personnel and to fix guidelines for compensating, motivating and retaining highly qualified personnel.

Our Management Council has assumed all of the functions of the Purchasing Committee and Compensation Committee, each of which have been dissolved.

Telecom Argentina has also established a Disclosure Committee, which is responsible for monitoring the gathering, processing and submission to the CEO and CFO of consolidated financial and non-financial information that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•                  assisting the CEO and CFO in evaluating the effectiveness of Telecom Argentina’s disclosure procedures prior to the filing of Annual Reports both in Argentina and the US;

•                  suggesting any improvements in disclosure procedures as a result of this evaluation;

•                  verifying that Telecom Argentina’s processes for information collection, processing and control are in compliance with its disclosure procedures such that the accuracy of its disclosures can be verified; and

•                  providing assistance in determining what information may be considered material to Telecom Argentina.

There is no family relationship between any director, alternate director, member of the Supervisory Committee or executive officer and any other director, alternate director, member of the Supervisory Committee or executive officer except for Gerardo Werthein and Adrián Werthein, who are distant cousins.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, the Chairman of the Board of Directors, entered into an agreement under which Nortel agreed to appoint Mr. Vázquez as a director for three years. Mr. Vázquez agreed to perform his duties as an independent director in compliance with Argentine and U.S. law. On March 10, 2003 the agreement was amended, and in 2006 was extended until the date of the shareholders’ meeting that considers our financial statements for the year ended December 31, 2006.

Employees and Labor Relations

Our total number of employees was 2,064 as of December 31, 2005, of which approximately 63% belonged to one of four unions, primarily to the Argentine Federation of Telephone Workers and Employees, known by its Spanish acronym “FOEECITRA”. All management and senior positions are held by non-union employees. Less than 1% of our employees are employed on a temporary basis.

In September 2003, we agreed to wage adjustments for our unionized employees. The September 2003 agreement provided that the wages covered by the agreement would not be subject to further negotiation for a one-year period. Upon the expiration of the September 2003 agreement, our unionized employees demanded higher salaries, professional reorganization and increased union representation in our workforce (for example, among our wireless telephony employees and employees of our contractors). We experienced significant pressure from labor organizations, including work stoppages and strikes. In December 2004, we reached new one-year agreements with the various unions that represent workers in the fixed-line telephony industry. These agreements, which became effective in January 2005, provide for higher wages for most of our unionized employees and, together with the payments that the government has ordered in several recent decrees, bring wages in line with the increases in the cost of living that Argentina has experienced since the collapse of the convertibility regime. These collective bargaining agreements were in force for twelve months.

In light of the return of inflationary conditions at the start of 2005, the Argentine Government promised not to order salary increases by decree. Instead, such increases are to be agreed among businesses and labor groups in a framework of ongoing negotiations, bearing in mind the growth of the relevant business sector and of the economy in general, as well as any improvements in productivity indicators. To maintain our present wage levels, we do not expect to increase salaries for our contracted personnel until late 2006. However, pursuant to the Argentine Government’s Decree No. 1347/03, since January 2004, we have recognized a monthly non-remunerative payment of P$50 for each of our unionized employees. Pursuant to Decree No. 2005/04, which went into effect on January 1, 2005, we have also made a monthly extraordinary payment of P$100 for each non-unionized employee of the Telecom Group (our unionized employees will not receive these payments because the collective bargaining agreements that we recently executed preempt all government-ordered payments less than P$110 per month). Decree 2005/04 also provides that, as of April 2005, the monthly payment stipulated by Decree No. 1347/03 was to be increased to a remunerative payment of P$60. In addition to these government-required payments, our non-union employees receive food vouchers and lunch subsidies to bolster the purchasing power of their salaries.

Despite such measures, year 2005 saw continued union discontent regarding salary levels and labor conditions. Telecom Argentina has not been immune from claims on this issue and the expiration of agreements signed in December 2004 generated new claims. See “Item 8 - Financial Information - Legal Proceedings” for more detail on these claims and their current status.

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

Beginning in December 2005, the amount above which the Company shall indemnify its former employees was increased by 50%, going from 180% to 150% of what would have been payable under normal circumstances. The idea of the Argentine Government is to eliminate the supplemental indemnification when the national unemployment rate drops below 10%.  As of the first quarter of fiscal year 2006, this rate stands at 11.4%.

Regardless of union membership, all of our employees may request emergency loans from us. Such loans are provided to mitigate the impacts of, among other things, medical emergencies, deaths and housing emergencies. Employees may request up to eight times their monthly salary in such loans, which are repayable in monthly installments of not less than 15% of the employee’s monthly salary.

A new, unified control system was put in place in 2005 to manage the loan process and effectively and accurately verify documentation as required by Articles 29 and 30 of the Work Contract Law. This was in addition to a control system designed to prevent breaches that incorporated periodic inspections of lenders and aimed to reduce the Company’s exposure to emergency loan liability.

Finally, to minimize future labor-related compliance costs associated with laws including Article 30 of the Work Contract Law (which sets forth many of our obligations with respect to social security and work regulations generally), we created a special office in our Human Resources department to better manage our relations with unions and each unionized employee.

Employees by Reportable Segment

The table below shows the number of our employees as of December 31, 2005, 2004 and 2003 by reportable segment:

	December 31, 2005	December 31, 2004	December 31, 2003
Voice, data and Internet	11,344	11,374	11,612
Wireless	2,710	2,256	2,064
Directory publishing	488	423	273
Total	14,542	14,053	13,949

Organization

In January 2005, the Telecom Group implemented a new organizational model based on a dual business unit structure, one for fixed line telephony and the other for the wireless segment. Also in the past year, steps were taken to better align Telecom’s organizational structure with the challenges imposed by recent growth in its core businesses.

Internal Culture and Workforce Development

In 2005, we continued with the implementation of Corporate Values that began in 2004. Workshops were held with Telecom Argentina’s managers and directors on new managerial standards that better align with the values of the Telecom Group. A survey was conducted in June 2005 to gauge satisfaction among Telecom employees with their work environment. The anonymous electronic survey had a participation rate of 65% and showed a level of satisfaction of 70%.

With the goal of improving and effectively managing personnel development, Performance Analysis and Managerial Development Programs were implemented. In its third year, the Performance Analysis Program facilitated the development of a tool designed to heighten collaboration between the workforce and managers with respect to human resources. The Program for Managerial Development, begun in 2004 with the objective of identifying potential among managers, continued implementation of steps identified through evaluations made in 2004 and conducted an additional 76 evaluations throughout 2005.

As part of its broader strategy to improve employee development, Telecom Argentina seeks to advance from within when possible and has filled 200 of 1141 positions in this manner.

Training and Qualification

In 2005, the Telecom Group continued its existing training and qualification strategy, one that combines internal programs designed to sustain and support functional and operational training and external programs designed to increase the professionalism of Telecom’s personnel.

At the end of 2005, the fixed line telephony segment had logged a total of 120,000 training hours, of which 55% represented activities aimed at learning new technologies within an actual business context (with a particular focus on database development). The remaining 45 % were activities designed to develop managerial skills (such as courses in negotiation, effective presentations and equipment use for supervisors). In the wireless segment, 30,000 training hours were logged, all related to GSM technology and the preparation of the sales force.

In 2006, the Telecom Group intends to supplement the development of business projects through ongoing educational programs designed to increase the professionalization of its workforce.

Compensation

In order to analyze its market competitiveness with regard to salary grades, the Telecom Group conducted a survey on compensation in March 2005 in which the compensation plans of 15 leading businesses in the national market were reviewed. Using the results of this review as a base, Telecom was able to adjust its own pay scale.

The Telecom Group took additional concrete steps to maintain its competitiveness including the increasing of the amount of meal vouchers to 10% of basic salaries and applying Decree 2005/04 of PEN which mandates the payment of a fixed, non-remunerative monthly sum, currently P$120, to all non-management personnel. The Company also implemented measures specifically designed to adjust employee salaries according to merit.

For more information on compensation developments in 2005, see “Item 8 - Financial Information - Legal Proceedings”.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

No member of the Board of Directors holds obligations or capital stock of Telecom Argentina.

Luis Perazo holds 520 Class B Shares of Telecom Argentina. María Delia Carrera holds 231 Class B Shares of Telecom Argentina. Jorge Ferrarotti holds 5,500 Class B Shares of Telecom Argentina. No other senior executive officer of Telecom Argentina holds obligations or capital stock of Telecom Argentina.

Enrique Garrido holds 231 Class B Shares of Telecom Argentina. No other members of the Supervisory Committee of Telecom Argentina hold obligations or capital stock of Telecom Argentina.

No director, executive officer or member of the Supervisory Committee of Telecom Argentina holds more than 1% of their respective class of shares.

Share Ownership Plan

At the time of the privatization of ENTel in 1990, the Argentine Government created, pursuant to the List of Conditions and other applicable rules, a Share Ownership Plan, or SOP, for the employees of ENTel acquired by Telecom Argentina, Telintar and Startel. The employees of CAT acquired by Telecom Argentina at the time of the merger were also included in the SOP.

The SOP included 10% of Telecom Argentina’s shares, consisting of 98,438,098 Class C Shares, that were transferred by the Argentine Government to the employees described in the paragraph above through a general transfer agreement signed on December 29, 1992, as subsequently modified by Decree No. 1834/93 and Decree No. 682/95, or the General Transfer Agreement. Our Class C Shares consist exclusively of shares originally sold in connection with the SOP.

The Class C Shares were paid for in installments; consequently, the shares were pledged to guarantee the payment of the balance of the purchase price that was owed by the holders to the Argentine Government. The purchase price was fully paid as required by Decree No. 1623/99 issued on December 9, 1999 (as described below). In addition, the shares are covered by a share syndication agreement and held in trust by Banco Ciudad de Buenos Aires.

According to applicable law, to be eligible to continue to participate in the SOP, the employees must remain employed by Telecom Argentina. Employees who terminated their employment with Telecom Argentina before the deferred purchase price was fully paid were required to sell their Class C Shares to another employee under the SOP or, if no other employee was available to purchase these shares, to a guaranty and repurchase fund, or the Guaranty and Repurchase Fund, at a price calculated according to a formula provided in the General Transfer Agreement.

In July, 1999, former employees of Telecom Argentina successfully obtained an injunction prohibiting trading or selling of Class C Shares. Additionally, a judicial controller was appointed to replace the executive committee and the delegates of the Class C shareholders, as administrator of the SOP.

On December 9, 1999, Decree No. 1623/99 was issued, authorizing the accelerated repayment of the outstanding balance of the deferred purchase price for all Class C Shares, and lifting the transfer restrictions on the Class C Shares upon the satisfaction of certain conditions precedent. However, the shares held in the Guaranty and Repurchase Fund are still subject to transfer restrictions until the injunction prohibiting trading or selling of shares held by the Guaranty and Repurchase Fund is lifted. The decree provides that once the injunction is lifted, the sale of an amount of shares in the Guaranty and Repurchase Fund, will take place in order to cancel the debt owed to the former employees for the acquisition of shares transferred to the Guaranty and Repurchase Fund. The remaining shares held in the Guaranty and Repurchase Fund will then be distributed in accordance with the decision of the majority of the employees taken in a special meeting of the SOP.

In accordance with Decree No. 1623/99 and at the request of the judicial controller, at the extraordinary and special Class C shareholders’ meeting held on March 14, 2000, Telecom Argentina’s shareholders approved the conversion of up to 52,505,360 Class C Shares into Class B Shares in one or more tranches from time to time, as determined by the trustee of the SOP, Banco de la Ciudad de Buenos Aires, based on the availability of Class C Shares that were not affected by judicial restrictions on conversion.

A first tranche of 50,978,833 Class C Shares were converted into Class B Shares for public resale that was authorized in Argentina by the CNV and was registered in the United States with the SEC on May 3, 2000. A second tranche of 527,705 Class C Shares, a third tranche of 901,176 Class C Shares, a fourth tranche of 7, 697 Class C Shares and a fifth tranche of 89,949 Class C Shares were converted into Class B Shares. The fifth conversion took place on October 20, 2005.

As a result of these conversions, our share capital consists of 984,380,978 ordinary shares of P$1 nominal value and entitled to one vote per share divided as follows:

Class A Shares	502,034,299
Class B Shares	436,413,941
Class C Shares	45,932,738
Total	984,380,978

In November 2003, the judicial controller of the SOP died, leaving the entity without legal representation. Subsequent meetings called by the Ministry of Labor were held September 6, 2005 and an executive committee was established with a two-year mandate to, among other things, to lift all of the transfer restrictions that affect the Class C Shares and facilitate their conversion to Class B.

The Executive Committee of the SOP requested that Telecom Argentina’s Board of Directors submit for consideration at the annual shareholders meeting a resolution delegating authority to the Board to convert the Class C Shares owned by SOP to Class B Shares.

The Board of Directors submitted the requested resolution and the ordinary, extraordinary and special Class C shareholders’ meetings held on April 27, 2006 approved the delegation of authority to the Board of Directors of Telecom Argentina for the conversion of up to 41,339,464 ordinary Class C Shares into an equal quantity of Class B Shares, in one or more conversions based on the determination in each case of the Banco de la Ciudad de Buenos Aires (the fiduciary agent of the SOP) of the number of Class C Shares that are eligible for conversion.

The Class C Shares that form part of the capital stock of Telecom, are 45,932,738, of which 42,868,581 shares continue to be held in the account of the Guaranty and Repurchase Fund. As of the date of this report, 41,328,611 of these shares are “blocked” by transfer restrictions. The 3,064,157 remaining Class C Shares have been placed by the Trustee in the name of individual holders.

The delegation of authority to the Board of Directors for the share conversion resulting from the aforementioned shareholder meetings does not cover the Class C Shares of the Guaranty and Repurchase Fund affected by a judicial injunction set forth in the writ “Garcías de Vicchi, Amerinda y Otros c/Sindicación de Accionistas Clase C del Programa de Propiedad Participada”. This injunction had previously prevented any action at the extraordinary and special Class C shareholders’ meetings that Telecom had called on March 14, 2000 for the conversion of the shares of the Guaranty and Repurchase Fund. The injunction remains in effect as of the date of this report, but is limited to 4,593,274 shares of the Guaranty and Repurchase Fund. With respect to these shares there are continued legal impediments to conversion and accordingly authority to effect conversion was not delegated to the Board of Directors at the shareholders’ meetings of April 27, 2006.

As a result of the delegation of authority, the Board of Directors is authorized to approve the conversion of up to 41,339,464 Class C Shares into Class B Shares. Such conversions may affect the trading price of Telecom Argentina’s shares if a larger number of converted shares are sold in the public markets within a short time period. In spite of this, the management expects that the conversion process will be managed to avoid disruption in the orderly trading of Telecom Argentina shares because the Executive Committee of SOP has committed to carry out the sale of the converted shares according to market best practices and taking into account the interests of all shareholders. However, the impact of the sale of the converted shares of Telecom Argentina cannot be predicted.

As of the date of this Annual Report, individual holders have solicited, personally or through the Banco de la Ciudad de Buenos Aires, the conversion of 2,112,986 shares. Telecom Argentina has initiated the conversion process for this first batch with the CNV and the Buenos Aires Stock Exchange.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel Inversora S.A., or Nortel. As of December 31, 2005 Nortel owned approximately 54.74% of our capital stock, including all of our Class A common shares and 8.44% of our Class B common shares. As of December 31, 2005, Nortel’s common stock was owned by an Argentine company named Sofora, which was organized in September 2003 and is held 50% by the Telecom Italia Group, 48% by W de Argentina - Inversiones S.L., a holding company incorporated in the Kingdom of Spain and a company of the Werthein Group, and 2% by France Telecom Group (as defined below).

Nortel was incorporated in Buenos Aires, Argentina on October 19, 1990 and registered with the Buenos Aires Public Registry of Commerce on October 31, 1990 under No. 8025, book 108, Volume “A” of Corporations. Nortel is a holding company that was formed in 1990 by a consortium including Telecom Italia S.p.A., or Telecom Italia (we refer to Telecom Italia and its consolidated subsidiaries as the “Telecom Italia Group”) and FCR, in connection with the privatization of ENTel and formation of Telecom Argentina.

On September 9, 2003, Nortel was informed that FCR had entered into an agreement with the Argentine Werthein Group, under which FCR and its affiliate, Atlas Services Belgium S.A., both members of the France Telecom Group (we refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group”) agreed, subject to regulatory approvals, to sell substantially all of its shares in the newly incorporated controlling company of Nortel to W de Argentina - Inversiones. In connection with the agreement, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to Sofora.

On December 10, 2003, the SC approved the transaction and authorized the Telecom Italia Group to continue as exclusive Operator of Telecom Argentina. On December 16, 2003, the Argentine Antitrust Commission approved the France Telecom Group’s transfer of shares. Once the authorizations were granted, on December 19, 2003 the France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina - Inversiones, for a total of US$125 million, along with an option (exercisable from January 31, 2008 through December 31, 2013), for the remaining 2% of the France Telecom Group’s shares, which represent a 2% interest in Sofora. We have been informed that the Telecom Italia Group has also acquired an option on W de Argentina - Inversiones’ entire interest in Sofora for US$60 million in the form of two call options, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. We have been informed that in connection with these transactions, a shareholders’ agreement between Telecom Italia Group and W de Argentina - Inversiones for the joint management of Sofora, Nortel, Telecom Argentina and its affiliates was executed.

W de Argentina - Inversiones, S.L., a company of the Werthein Group, is a company owned by Dario Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance activities and real estate activities.

•                  Farming Operations.   The Werthein Group’s farming businesses are conducted through Gregorio, Numo y Noel Werthein S.A., or GNNW, which produces 40,000 tons of grains and 5,000 tons of beef annually, employing an area of more than 100,000 hectares. GNNW also processes 40,000 tons of fruits through industrial production. The majority of this farming production is allocated to exports.

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

A description of the Telecom Italia Group is provided under “Item 4 - Information on the Company - The Business - Description of the Operator”.

Sofora

The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)             Includes 17.50% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia S.p.A. The Telecom Italia Group has two options to acquire the W de Argentina Inversiones’s entire interest in Sofora (exercisable from December 31, 2008 through December 31, 2013) for US$60 million (as described above).

(2)             W de Argentina - Inversiones has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora.

(3)             Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

Sofora owns 100% of the common stock and 67.79% of the total capital stock of Nortel.

Nortel

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of our total capital stock) and approximately 8.44% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock. Telecom is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Ownership of Telecom Common Stock

The following table sets forth, as of April 30, 2006, based upon information available to us, each beneficial owner of more than 5% of any class of Telecom Argentina’s voting shares and the total amount of each class of our voting shares owned by our directors and officers, as a group.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power(1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0%	51.0%
Class B Ordinary Shares:
Nortel	36,832,408	8.4%	3.7%
Brandes Investment Partners, LLC(2)	61,549,790	14.1%	6.3%
Consolidar AFJP(3)	40,144,897	9.2%	4.1%
MET AFJP(4)	37,758,310	8.7%	3.8%
Orígenes AFJP(5)	37,236,121	8.5%	3.8%
Nación AFJP(6)	27,787,956	6.4%	2.8%
Máxima AFJP(7)	26,275,708	6.0%	2.7%
Class C Ordinary Shares:
Fideicomiso Banco de la Ciudad de Buenos Aires	42,868,581	93.3%	4.35%

(1)             Represents percentage of total voting power of all of our ordinary shares, regardless of class.

(2)             Includes 12,309,958 American Depositary Shares representing 61,549,790 Ordinary Class B Shares.

(3)             Includes 4,487,877 American Depositary Shares representing 22,439,385 Ordinary Class B Shares.

(4)             Includes 2,540,896 American Depositary Shares representing 12,704,480 Ordinary Class B Shares.

(5)             Includes 1,719,220 American Depositary Shares representing 8,596,100 Ordinary Class B Shares.

(6)             Includes 856,940 American Depositary Shares representing 4,284,700 Ordinary Class B Shares.

(7)             Includes 1,684,325 American Depositary Shares representing 8,421,625 Ordinary Class B Shares.

As of April 30, 2006, there were approximately 40.5 million American Depositary Shares (representing 202.5 million Class B Shares, or 46% of total Class B Shares outstanding) outstanding. Moreover, as of that date, there were approximately 106 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 21,941 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

Our major shareholders do not have different voting rights as a result of their ownership percentages.

The Telecom Group is not aware of any arrangements that would result in a change of control of Telecom Group except for the option that Telecom Italia has for the acquisition of W de Argentina - Inversiones’ Shares (see “Major Shareholders” above).

Shareholders’ Agreements

In December 2003, we were informed that a shareholders’ agreement came into effect between W de Argentina - Inversiones and Telecom Italia S.p.A. and Telecom Italia International, N.V., members of the Telecom Italia Group in order to regulate their relationship as shareholders of Sofora.

In relation to Sofora, we were informed that W de Argentina - Inversiones will have the right to appoint three of six directors of Sofora’s Board, while the Telecom Italia Group will appoint the remaining three directors. Decisions will be made by a majority of the members present at each meeting of Sofora’s Board.

With respect to Nortel, we were informed that both W de Argentina - Inversiones and Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board. W de Argentina - Inversiones and the Telecom Italia Group will jointly appoint a fifth independent director. The sixth director will be appointed jointly by the holders of Nortel’s Series A and Series B Preferred Shares as long as they are entitled to do so. Nortel’s Board of Directors will make its decisions by majority vote from the members present at each meeting of Nortel’s Board.

We have been informed that the shareholders agreement regarding the Telecom Group’s Board of Directors provides that Telecom Italia Group shall nominate three directors and W de Argentina - Inversiones shall nominate two directors.

In addition, we were informed that this shareholders’ agreement contemplates that meetings will occur between the Telecom Italia Group and W de Argentina - Inversiones in advance of stockholder meetings and Board meetings at which matters (1) will be submitted for a vote at a meeting of stockholders or (2) relate to the holders of Nortel’s Preferred Shares. The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina - Inversiones will vote at these meetings. Two representatives of the Telecom Italia Group and one representative of W de Argentina - Inversiones will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina - Inversiones will have the right to veto. These matters include:

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

•                  creating any lien, charge, encumbrance, pledge or mortgage of its assets, that exceeds in the aggregate US$20 million;

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

With respect to our financial budget, we were informed that the shareholders’ agreement anticipates the formation of an advisory committee comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina - Inversiones.

Related Party Transactions

We have been involved in a number of transactions with our related parties since the Transfer Date.

Section 73 of Law No. 17,811, as amended by the Transparency Decree, provides that before a publicly listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly traded company must obtain approval from its Board of Directors and obtain a valuation report from its audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. For the period that Telecom Argentina’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1,020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ shareholders’ equity as contained in the latest approved financial statements, provided this amount exceeds P$300,000.

Under the terms of the new financial debt of Telecom Argentina and Telecom Personal, transactions with any holder of 10% or more of its Shares and/or with any affiliate (any person that, directly or indirectly, controls or is controlled by or under common control with the company) must be made with terms no less favorable than those than would be obtained in a similar transaction between independent parties. Telecom Argentina and Telecom Personal have adopted measures to adequately ensure compliance with this requirement.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina - Inversiones and/or their respective affiliates) resulted in expenses or purchases for us of approximately P$101 million for the year ended December 31, 2005. Of that amount, P$97 million was paid to Telecom Italia and its affiliates for telecommunications services received by Telecom Argentina, international capacity hiring, purchases of equipment and materials and other services provided to Telecom Argentina and P$4 million was paid to W de Argentina - Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above mentioned expenses incurred through transactions with related parties of Sofora were payments of P$4 million in fiscal year 2005 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of Telecom Italia Group. Telecom Italia holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income to us of approximately P$24 million for the year ended December 31, 2005, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom Argentina. See Note 7 to our Consolidated Financial Statements for more detail.

At the beginning of 2005, Telecom Argentina and Telecom Italia entered into an agreement that permitted the continued provision of professional services of highly qualified personnel, on the same economic terms applied through October 10, 2004 under the Management Agreement that expired on that date. When such economic terms were agreed upon, they were submitted for evaluation by two independent firms that found them to be “reasonable” and “in accordance with market practice in all material respects”. The agreement with Telecom Italia was made for the period of one year, beginning October 11, 2004 and is automatically renewable for additional 12-month periods unless written notice is given by either party at least 30 days prior to the expiration of the current period. This agreement was submitted to the prior approval process established by Decree N° 677/01 for the relevant contracts with related parties. As a consequence, the agreement was submitted for consideration by the Audit Committee, which unanimously determined that the terms of the agreement “could reasonably be considered to be in accordance with normal and habitual market practice.” Subsequently, the agreement was approved by the Board of Directors and notice was provided to the CNV and the markets. Under this agreement, Telecom Argentina paid Telecom Italia P$3 million for the year ended December 31, 2005.

In January, 2005, Telecom Argentina entered into a contract for technical assistance with the development of broadband and Value Added Services with Telecom Italia. The approval of this agreement was also attained in accordance with the process established for relevant contracts with related parties and described above. During the fiscal year ended December 31, 2005, Telecom Argentina paid under this contract a total of P$7 million. As of the date of this Annual Report, all services called for under this agreement have been rendered.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in income for Telecom Argentina of approximately:

- P$296 million for the year ended December 31, 2005, resulting from payments of (i) P$273 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, interest charged and other charges for administrative services exchanged between the related parties, (ii) P$16 million from Telecom Argentina USA for lease of circuits and (iii) P$7 million from Publicom for costs for billing and collecting services and other charges for administrative services exchanged between the related parties.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in expenses for Telecom Argentina of approximately:

- P$19 million for the year ended December 31, 2005, resulting from payments of (i) P$9 million to Telecom Personal for traffic interchange costs, (ii) P$2 million to Telecom Argentina USA for lease of circuits and (iii) P$8 million to Publicom for other services received by Telecom Argentina.

Similarly, Telecom Argentina received services from Nahuelsat S.A. and Intelsat Ltd. (entities in which we have or had direct or indirect insignificant minority shares) amounting to approximately P$5 million for the fiscal year ended December 31, 2005.

As of December 31, 2005, we had loans outstanding to two executive officers of Telecom Argentina granted pursuant to retention plans, totaling P$0.4 million. The annual interest rate for these loans is 6%.

At December 31, 2005, the amount outstanding on loans by Telecom Personal to Núcleo stood at P$14 million. Funds from these loans were to be used to repay a syndicated loan extended to Núcleo, freeing Telecom Personal from its payment obligations as a guarantor thereunder. The interest rate on the outstanding amount as of December 31, 2005 was LIBOR plus 4.5%. This loan was fully repaid in March 2006.

ITEM 8.   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see: “Item 4 - Information on the Company - Recent Developments”.

Legal Proceedings

We are parties to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of business. As of December 31, 2005, Telecom has established reserves in an aggregate amount of P$305 million to cover potential losses related to these claims and contingencies in its Consolidated Financial Statements.

Proceedings Related to the APE

As of the date of the Consolidated Financial Statements, eight summary attachment proceedings (juicios ejecutivos) for approximately US$3.8 million filed against Telecom Argentina by individuals alleging to be holders of Telecom Argentina’s outstanding notes had concluded. At December 31, 2005, attachments for said proceedings amount approximately US$0.7 million, and are in the process of being released.

On October 12, 2005, Telecom Argentina requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom Argentina has duly fulfilled the APE according to the terms of section 59 of the Argentine Bankruptcy Law. As a consequence of said pronouncement, the injunction enjoining Telecom Argentina from disposing of certain of its assets ceased to be in force, holders of the outstanding notes shall have to file new proceedings for collection in the event that the terms and conditions of the new notes are not fulfilled and, if such is the case, Telecom shall be authorized to apply the remedies set forth in the Argentine Bankruptcy Law if more than a year elapses from the issuance of the resolution of section 59 of the abovementioned law.

To address the risk that non-participant creditors might file a judicial claim in United States courts with the purpose of attempting to collect their original financial obligations, on September 13, 2005, Telecom filed a petition with the U.S. Bankruptcy Court in the Southern District of New York for the recognition of the APE in the United States of America under Section 304 of the U.S. Bankruptcy Law, so that the effect of the APE shall apply to any such claim filed in the United States. The opposing party in these proceedings was the US Bank N.A, (First Trust of New York), Indenture Trustee of the outstanding notes subject to the APE. The Argo Fund, Ltd. (“Argo”) an entity which claims to be a creditor of Telecom Argentina, filed an opposition to Telecom Argentina’s request.

On February 24, 2006 Bankruptcy Judge Burton R. Lifland issued his Order and Judgment granting the 304 Petition, supported by his Findings and Conclusions. The Bankruptcy Court discussed the evidence in detail, and found that each of the elements of Section 304 had been met. Argo has appealed this decision to the U.S. District Court for the Southern District of New York.

It should be noted that, even if the decision of the pending appeal is not favorable to Telecom Argentina’s interests, any claim (summary attachment proceedings or bankruptcy petition) which non-participant creditors may file in Argentina against Telecom Argentina shall be rejected due to the application of Sections 56 and 76 of the Argentine Bankruptcy Law, which stipulate that the approved agreement is applicable to all unsecured creditors or to any case prior to the submission of the homologation request.

Labor Claims for which ENTel is Liable

The Transfer Agreement provides that ENTel, and not Telecom Argentina, is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not these claims are made prior to the Transfer Date, if the events giving rise to these claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telecom, arguing that neither the Transfer Agreement nor any act of the executive branch of the Argentine Government can be raised as a defense to our joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims in favor of Telecom Argentina, Decree No. 1803/92 was issued on September 29, 1992 by the executive branch in Argentina. It stated that various articles of the Work Contract Law of Argentina, or the Articles, which form the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. However, in December 1996, in a case in which Telefónica (Telecom Argentina’s competitor) was party, the Supreme Court found the Articles to be applicable to privatizations and therefore concluded that transferors and transferees under these privatizations are jointly and severally liable for obligations arising from employment contracts.

As of December 31, 2005, the total amount of these labor claims filed against Telecom Argentina, including accrued interest and expenses with respect thereto, was approximately P$17 million. Interest and expenses continue to accrue on this amount until it is paid in full. Telecom Argentina believes that the pending claims will not have a significant effect on our results of operations or financial position for these claims for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom Argentina in respect of these claims and (2) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom Argentina to debit an account of the Argentine Government at Banco Nación for any amounts payable by the Argentine Government under this indemnity. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described obligations to Telecom Argentina by issuing 16-year bonds to Telecom Argentina. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine Government comply with its Transfer Agreement obligations.

Although we cannot assure you as to the outcome of these proceedings, in the opinion of our management and internal legal counsel, the final outcome of these proceedings will not have a material effect on our financial position and results of operations.

Other Labor Claims

As a consequence of the privatization of telephone services in Argentina, the weekly working period varied from 35 to 40 hours. Telecom recognized this increase by giving its employees a salary raise under Collective Bargaining Agreement (CBA) (No. 201/92) and the Record dated May 22, 1992. Said increase was gradually incorporated to the basic salary up to 40%. On June 28, 1994, Telecom Argentina and FOESSITRA made an agreement to substitute a portion of the salary raise with tax-free food vouchers (a fringe benefit). This change gave rise to claims for back pay. The company considers the grounds for these claims invalid since the aforementioned change resulted in a greater benefit to the employees, and additionally, because in 2003 FOETRA Sindicato Buenos Aires and Telecom Argentina made a new agreement setting out new salary scales for employees working in the Federal Capital and Greater Buenos Aires. Telecom Argentina’s management and legal counselors consider it is possible to reach out-of-court agreements with respect to these claims.

During fiscal year 2005, judicial claims were received regarding the salary concept of “section 15 of the CBA 201/92” that established an additional payment for greater daily working hours and a reduction of daily working hours. These claims were advanced by the labor unions and became the subject of negotiations for improvements in salary levels and labor conditions to be applicable in the future in order to avoid new claims. As a result of such negotiations, and in accordance with the criteria adopted by the Labor Court of Appeals, Telecom Argentina agreed to a new salary scale as of January, 2006, and a reduction in daily working hours by half an hour for the employees in charge of the “telegestión” and by 45 minutes for the rest of the employees included in the CBA, as of March 2006 and conditioned upon a maintenance of the quantity and quality of production. As a result of that agreement, since January 2006 the cause of the judicial claims has disappeared, so it is unlikely that Telecom will receive new claims for periods after January 2006. The judicial claims received were related to the period before the January 2006 agreement, so the contingency continues and new claims in connection to that period (before January 2006) could be received in the future.

During April 2006, an agreement was entered into between Telecom Argentina and the labor union of technical and senior employees that recognized new scales for salaries since January 2006.

Former sales representatives of Telecom Personal S.A. have brought legal actions for alleged untimely termination of their contracts and have submitted claims for the payment of different items such as commission differences, seniority bonuses and lost profit. Decisions on these claims are pending.

To minimize future labor-related compliance costs associated with laws including Article 30 of the Work Contract Law (which sets forth many of our obligations with respect to social security and work regulations generally), in early 2005, we created a special office in our Human Resources department to better manage our relations with unions and each unionized employee.

In the last two years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional and that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Employment Contract Law to restrict an employer’s ability to change the form and conditions of work expected of an employee. For example, former sales representatives of Telecom Personal have brought legal actions for what they consider the untimely termination of their contracts and have submitted claims for the payment of different items such as commission differences, seniority bonuses and lost profit. Decisions on these claims are pending.

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios”, against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of the city of Buenos Aires turnover tax. The Court of Appeals rejected some objections and has postponed the consideration of the others until it issues its final decision. In October 2001, the federal Chamber of Appeals for Contentious and Administrative Matters issued a precautionary measure, or the “Precautionary Measure”. The Precautionary Measure requires the Argentine Government and the co-sued companies, including Telecom Argentina, “to abstain from applying the corrections set forth in art. Two of the agreements approved by Decree No. 2585/91 until a final sentence is issued”. This measure suspended the ability of the telecommunications companies to increase tariffs by reference to the U.S. consumer price index. The Public Emergency Law and the reformation of the exchange regime, however, has an analogous result to that proposed by the Precautionary Measure by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies.

On December 17, 2004, Law No. 25,972 was published in the Argentine Government’s Official Bulletin. The law provides for the extension (until December 31, 2005) of the term of the Public Emergency Law (Law No. 25,561) and for the extension (until December 31, 2005) of the term of the Complementary Law No. 25,790.

Law No. 25,561 declares the Public Emergency Law and stipulates the term for the renegotiation of public works and services contracts (Article 49 of the Public Emergency Law).

Law No. 25,790 provided for the extension (until December 31, 2004) of the term for the renegotiation of public works and services contracts stipulated in Law No. 25,561. Such law also stipulates that the Argentine Government will not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. Law No. 25,972 provided for the extension (until December 31, 2005) of the term of the Public Emergency Law and Law No. 26.077 provides for its current extension (through December 31, 2006).

Although we cannot assure you as to the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the possibility that the above-mentioned proceedings will have a significant impact on our financial position is remote.

On August 14, 2003, Telecom Argentina was served notice of a legal action brought by the “Union of Users and Consumers” against Telecom Argentina, Telefónica and the SC. The action was filed before the Federal Court in Administrative Litigation Matters No. 8 and requests the reimbursement of certain charges related to special equipment included in monthly basic charges billed by Telecom. On August 22, 2003, Telecom Argentina contested this claim on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations.

Although we cannot assure you as to the outcome of this proceeding, in the opinion of our management and internal legal counsel, the final outcome of this proceeding will not have a material effect on our financial position and results of operations.

In December 2005, the entity Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer  brought an action against the cellular companies, including Telecom Personal.

The action seeks to obtain the reimbursement of any amounts billed to Telecom Personal customers with respect to an investment contribution to the trust fund Fondo Fiduciario del Servicio Universal (Argentine Government Decree 764/2000, Annex III, section 19.1) from the time such amounts began to be billed to customers to the time the charges ceased, plus compensatory interest on any awarded damages, at such rate applied by each company to its customers in the event of a delay in customer bill payments.

The amount is undetermined and is subject to the report findings of an accounting expert.

In its answer to the complaint, Telecom Personal stated among other things, that the process of reimbursing its customers had already begun, and therefore the complaint should be fully dismissed. The full reimbursement of the amounts received for the items were separately stated in the customer bills on account of investment contribution to the Fondo Fiduciario de Servicio Universal.

Tax Matters

On March 4, 2000, our subsidiary, Micro Sistemas S.A. (“Micro Sistemas”), received a notice from the Secretary of Treasury requesting Micro Sistemas to pay P$1,147,373 in tax with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas. On December 15, 2000, Micro Sistemas sent a response to the tax authority (i) stating that the notice should be nullified because the statutory period for making such a claim had passed and (ii) objecting to the tax authority’s assertion that Micro Sistemas had not complied with the terms and conditions of its special tax rate. On October 24, 2005 Micro Sistemas received a notice from the Subsecretary of Public Income (Secretary of Treasury) rejecting the appeal. This matter is still pending but legal counsel for Telecom Argentina has indicated that the possibility that Micro Sistemas will have to pay the tax is remote. Further, if Micro Sistemas is required to pay this tax, Telecom Argentina may be able to recover all or a portion of the tax pursuant to the indemnity provided by the former owners of Micro Sistemas pursuant to the contract pursuant to which Micro Sistemas was purchased in 1997.

A criminal court in Argentina continues to review a case commenced by the AFIP against companies that issued invoices for services that would not have been rendered to third parties. During 2005, there have not been any developments of a procedural nature in the case and no further witnesses have been called to give testimony. As of the date of this Annual Report, the court’s ruling regarding the lack of merit of all claims against Telecom’s executives is still in effect. In addition, in its administrative proceedings, the AFIP notified the Company of an adjustment (called “Prevista”) pursuant to which certain taxes were adjusted and assessed for a total amount of capital and interest of P$2,476,163.36, which was paid by Telecom on August 10, 2005.

In December 2000, the AFIP initiated a claim for income tax for fiscal years 1993 through 1999 for P$50.6 million, based on a difference in the criteria used by Telecom Argentina to calculate the depreciation of its fiber optic network. Telecom Argentina has filed all formal responses in connection with this claim and expects that its responses will ultimately be accepted. Notwithstanding the existence of some jurisprudential precedents to the contrary, in May 2005, the National Fiscal Tribunal issued a decision finding that taxes and interest were due with respect to these claims, but rejecting the AFIP’s claim for imposition of a fine. In August 2005, Telecom appealed the decision to the National Appeal Chamber for Federal Administrative Matters.

In December 2001, the AFIP also initiated a P$2.2 million claim in connection with Telecom’s participation in Telintar, for fiscal years 1993 through 1999. Telecom has also filed all formal responses in connection with this claim and believes that its responses will be accepted. In August 2005, the National Fiscal Tribunal issued a decision finding that taxes were due with respect to these claims, but rejecting the AFIP’s claim for imposition of interest and a fine. In October 2005, Telecom appealed the decision to the National Appeal Chamber for Federal Administrative Matters.

In December 2003, the AFIP initiated a claim for P$21.3 million as of December 31, 2005 to assess income taxes for the 1997 fiscal year on certain deductions for uncollectible credits. The AFIP has also initiated a claim for P$11.4 million for the 1998 fiscal year and for P$22.6 million for the 1999 fiscal year on a similar theory as of December 31, 2005. Telecom has filed all formal responses in connection with this claim and believes that its responses will be accepted. Notwithstanding the existence of some jurisprudential precedents to the contrary, in

August 2005, the National Fiscal Tribunal issued a decision finding that only a portion of the taxes, interest and fine claimed by the AFIP were due with respect to 1997 fiscal year. In August 2005, Telecom appealed the decision to the National Appeal Chamber for Federal Administrative Matters. Accordingly, as of December 2005, Telecom’s management has made a provision of no more than P$23.4 million for these claims. The AFIP is currently auditing income statements from September and December 2000. Telecom Argentina, Telecom Personal and Publicom are currently subject to several administrative and judicial tax claims for an aggregate amount of approximately P$173 million. The companies believe that these claims may only proceed for an amount up to approximately P$26 million. The company has made a provision for this amount.

Additional tax matters are discussed under “Operating and Financial Review and Prospects - Taxes - Turnover Tax”.

General Proceedings

There are several proceedings that have been initiated against us with respect to alleged regulatory violations from 2000 to May, 2006. If the outcomes of these proceedings are unfavorable to us, they could result in fines of approximately P$11 million. For each of these proceedings, we are challenging CNC’s imposition of fines before administrative authorities and/or the courts. The most significant of these proceedings relate to the printing of telephone directories in small font sizes which were allegedly not clear enough to read and did not comply with the terms to remedy such non-compliance for which the CNC imposed a fine of approximately P$1.2 million; problems relating to the implementation of the Genesis system (billing software) for which the CNC imposed a fine of approximately P$0.9 million; problems relating to failures in the process of presubscribing in several cases for which the CNC imposed a fine of approximately P$0.89 million; and problems due to the transfer of tax increases to the billing to clients for which the CNC imposed a fine of approximately P$0.42 million. Theft of telephone cables was a problem of increased significance for us in 2005, and the CNC imposed a fine of P$1.06 million for delays ascribed to stolen cables.

Since 1998, various legal actions were brought by former employees of the Company against the Company and the Argentine Government requesting that Decree 395/92 - which expressly exempts the Company from issuing the profit sharing bonds provided in Law 23.696 - be held unconstitutional and claiming compensation for the damages they had suffered because such bonds had not been issued. Although most such claims are still pending, in those actions in which judgment has already been rendered, the Trial Court Judges hearing the matters dismissed the actions and held the exemption to be valid and constitutional.  Appeals of these rulings have resulted in conflicting judgments, with one Division affirming the Trial Court decision, and another Division striking down the aforementioned Decree as unconstitutional. Extraordinary appeals have subsequently been filed with the Argentine Supreme Court of Justice, but no final ruling has yet been issued.

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in accordance with Argentine environmental law in relation to our waste management based on liquid drainage at an underground chamber. The action was brought to require Telecom Argentina to register with the National Register of Generators and Operators of Hazardous Waste. Such registration requires Telecom to pay an annual fee which is calculated by applying a formula that considers the extent of the hazard and quantity of the waste. Telecom Argentina believes that its activities do not generate these wastes, and that the waste in the underground chamber was generated by other parties. Telecom Argentina nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite formal responses in connection with this administrative proceeding and we believe that we will not have to register with any environmental agency as a result of this liquid drainage. As of this date, notwithstanding the considerable passage of time, there has been no resolution of the matter.

In December 2001, the Argentine Government passed Public Law N° 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine Act”) and in August 2002, passed Decree N° 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws N° 25,551 and N° 18,875, in any procurement related to the rendering of public telephony services. Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company). Public Law N° 18.875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry. Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication  requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

A noticeable increase in judicial and out-of-court claims seeking the collection of various municipal fees has been seen in the different municipalities and in the Government of the City of Buenos Aires. In 2005 and 2006, 46 judicial claims were filed by the municipalities, for a total amount of P$27.3 million. The Company has a reserve of approximately P$22 million.

For a description of certain administrative appeals made by the Telecom Group with respect to certain regulatory actions, see: “Item 4 - Information on the Company - Regulatory Framework - Reconsideration Request” and Item 4: “Information on the Company - Regulatory Framework - Regulations Applicable to Wireless Telephone Services”. For a description of certain tax matters, see “Operating and Financial Review and Prospects - Taxes”.

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote of all holders of Telecom Argentina stock. Under the Argentine Companies Law, dividends may only be declared out of liquid and realized profits determined based on financial statement prepared in accordance with Argentine GAAP and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the statutory legal reserve has been constituted (or reconstituted).

Telecom Argentina has not paid any dividends since 2000. At December 31, 2001, Telecom Argentina had unassigned positive results of P$901 million. However, at its annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and the Company’s financial condition, Telecom Argentina would not pay dividends for the year ended December 31, 2001. In the year ended December 31, 2002, Telecom Argentina suffered a P$4,386 million loss that reduced its net assets by 84.3% and resulted in negative unassigned results, a situation that continued through subsequent periods. For this reason, Telecom Argentina did not meet the conditions required for the distribution of dividends in years ended December 31, 2002, 2003 and 2004.

The notes that Telecom Argentina issued pursuant to the APE also provide that if Telecom Argentina makes any distribution payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such distribution payment.

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. Following  this action, Telecom’s accumulated deficit amounted to P$1,836 million and its legal reserve was fully depleted. As a result, pursuant the Argentine Companies Law, Telecom Argentina was not permitted to distribute any dividends for the year ended December 31, 2005. Until it absorbs the remaining accumulated deficit and fully reconstitutes its legal reserve to an amount of P$277 million, Telecom Argentina will be similarly prohibited from making any distributions. Due to these restrictions, and the terms of its notes, Telecom Argentina does not expect to pay dividends in the near future.

Under the above-described restrictions, the legal ability of shareholders at any subsequent annual meeting of Telecom Argentina to vote to distribute dividends depends on: (i) the capacity of Telecom Argentina to absorb its accumulated deficit (P$1,836 million as of December 31, 2005 giving effect to the absorption); (ii) the reconstitution of Telecom Argentina’s legal reserve that was used to partially absorb accumulated deficit (P$277 million absorbed on April 27, 2006); (iii) the existence of liquid and realized profits in excess of (i) and (ii) stated above; and (iv)

satisfaction of the financial conditions necessary to distribute dividends without negatively affecting the interests of Telecom Argentina.

Significant Changes

No undisclosed significant change has occurred since the date of the annual Consolidated Financial Statements.

ITEM 9.   THE OFFER AND LISTING

The capital stock of Telecom Argentina is divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing 51% of the outstanding capital stock of Telecom Argentina, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing 44% of the outstanding capital stock of Telecom Argentina, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 5% of Telecom Argentina’s outstanding capital stock.

As of December 31, 2005, the number of shares authorized and outstanding was as follows:

Class A Shares	502,034,299
Class B Shares	436,413,941
Class C Shares	45,932,738
Total	984,380,978

The Class B Shares are currently listed on the Buenos Aires Stock Exchange. The ADSs representing Class B Shares are currently listed on the New York Stock Exchange under the symbol TEO. Each ADS currently represents 5 Class B Shares.

Because of the serious economic situation in Argentina, the Buenos Aires Stock Exchange resolved to trade Telecom Argentina’s listed shares in a reduced trading panel beginning in April 2002 (according to the provisions of Section 38(b) of the rules to list on the exchange). Telecom Argentina’s shares continued to trade on the reduced trading panel so long as its negative retained earnings absorbed the totality of its reserves and more than fifty percent of its adjusted capital stock. Trading of Telecom Argentina’s former corporate bonds was also transferred to a reduced trading panel (according to the provisions of Sections 39(a) and (c) of the exchange rules mentioned above) as a consequence of its suspension of payments on our financial indebtedness and the above-mentioned position of its shareholders’ equity. The Buenos Aires Stock Exchange transfers an issuer’s securities to the reduced trading panel (“rueda reducida”, as opposed to the “rueda común”) upon the occurrence of certain negative events, such as a the aforementioned and others including the voluntary filing for concurso preventivo or the failure to file financial information as required by applicable regulations. A transfer to the reduced trading panel informs investors that a negative event has occurred with respect to an issuer. In addition, on April 2002, Telecom Argentina’s notes that were listed on the Luxembourg Stock Exchange were also suspended from listing.

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. The results of this action are shown in the following table:

	Total as of December 31, 2005	Absorption	Total Post- Absorption
	(P$ millions)
Common Stock	984	-	984
Inflation adjustment of capital account	3,044	(356)	2,688
Total capital	4,028	(356)	3,672

Legal Reserve	277	(277)	-
Accumulated deficit	(2,469)	633	(1,836)
Total unappropriated results	(2,192)	356	(1,836)
Total shareholders’ equity as of December 31, 2005	1,836	-	1,836

After this absorption was effected, Telecom Argentina’s accumulated deficit no longer exceeded its reserves and 50% of its capital stock and the shares of Telecom Argentina were transfered to the rueda común of the Buenos Aires Stock Exchange. Similarly, now that Telecom Argentina has successfully completed the restructuring of its financial indebtedness, its bonds will also be traded on the rueda común.

The table below shows the high and low closing prices of the Class B Shares in pesos for the periods indicated on the Mercado de Valores de Buenos Aires (the “CBuenos Aires Stock Market” or “BASM”), the current principal non-U.S. trading market for such securities. See “The Argentine Securities Market”. Prices have been adjusted to reflect dividends, if any. See: “Item 3 - Key Information - Exchange Rates” for the exchange rates applicable during the periods set forth below.

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
2001	4.49	1.19
2002	3.10	0.56
2003	5.15	1.65
2004	6.60	4.19
2005	8.65	6.00

Quarterly
2004
First Quarter	6.56	5.14
Second Quarter	6.25	4.19
Third Quarter	6.48	5.16
Fourth Quarter	6.60	5.78
2005
First Quarter	8.65	6.00
Second Quarter	7.50	6.59
Third Quarter	7.46	6.55
Fourth Quarter	8.54	7.18

Monthly
2005
December	7.95	7.35
2006
January	8.14	7.53
February	7.89	7.32
March	8.48	7.71
April	8.16	7.75
May	7.92	6.70
June (through June 26, 2006)	7.05	6.10

(1)             Reflects peso nominal amounts as of that date.

Source:      Bolsa de Comercio de Buenos Aires.

The Class B Shares trade on the New York Stock Exchange in the form of ADSs issued by the Depositary under the Deposit Agreement dated as of November 8, 1994, among Telecom Argentina, the Depositary and the registered Holders from time to time of the ADSs issued thereunder (the “Deposit Agreement”). Each ADS represents 5 Class B Shares.

Under New York Stock Exchange rules, the ADSs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. In 2002, Telecom Argentina was notified by the New York Stock Exchange that it did not meet the minimum share price criteria for continued listing on the exchange  However, Telecom Argentina’s share price subsequently increased so that its ADSs met the New York Stock Exchange’s standards on minimum price per ADS. Nevertheless, at its annual shareholders’ meeting held on April 30, 2003, Telecom Argentina sought, and received, authority to change the ratio of ADSs to common shares if necessary in the future.

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS(1)
	High	Low
Annual
2001	22.56	5.79
2002	6.68	0.60
2003	8.83	2.40
2004	11.11	7.32
2005	14.63	10.20

Quarterly
2004
First Quarter	11.06	8.88
Second Quarter	11.00	7.32
Third Quarter	10.92	8.49
Fourth Quarter	11.11	9.25
2005
First Quarter	14.63	10.20
Second Quarter	13.18	11.37
Third Quarter	13.27	11.20
Fourth Quarter	14.45	11.95

Monthly
2005
December	13.25	12.18
2006
January	13.30	12.12
February	12.72	11.76
March	13.89	12.55
April	13.42	12.50
May	13.16	10.75
June (through June 26, 2006)	11.52	9.88

On June 26, 2006, the reported last sale price of the ADSs on the New York Stock Exchange was US$10.54.

Class B Shares also quote in the Mexican Stock Exchange through the International Quotation System (“SIC”).

The Argentine Securities Market

There are 12 securities exchanges in Argentina, of which 6 (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. For the year ended December 31, 2005, the ten most actively traded equity issues represented approximately 88.32% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

On May 22, 2001, the Argentine Government issued the Transparency Decree. The intention of the Executive Power was to move towards the creation of an adequate legal framework that may strengthen the level of protection of the investor in the market, the term “investor” encompassing a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Decree were the promotion of the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

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

(iii)          the Transparency Decree provides for the creation of an Audit Committee for those companies making public offering of its shares. The Audit Committee must be formed by at least three members of the Board, the majority of which must have the condition of independence; and

(iv)          any tender offer to purchase voting shares of a company which trades its shares publicly will be either voluntary or mandatory. In both cases the offer shall be addressed to all owners of said shares. The CNV has regulated the procedure pursuant to General Resolution 401/02, published in the Official Gazette on April 5, 2002. The Transparency Decree provides that any person wishing to acquire direct or indirect control of a company which shares are publicly listed must mandatorily make a tender offer pursuant to the procedure regulated by the CNV. In the case of the public offer of mandatory acquisition, Decree 677/01 granted companies the ability to choose whether to adhere to this regime. On April 30, 2003, Telecom’s shareholders voted not to adhere to this regime and approved the “Non-Adhesion to the Optional Statutory Regime of Public Offer of Mandatory Acquisition” (“Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatorio”).

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2005	2004	2003	2002	2001
Market capitalization (P$billions)(1)	771	690	542	348	193
As percent of GDP(1)	163	146	173	111	71
Volume (P$millions)(1)	145,523	82,099	84,487	71,993	7,519
Average daily trading volume (P$millions)(1)	576	326	339.0	308.2	30.6
Number of traded companies (including Cedears)	259	235	234	231	260

(1)             End-of-period figures for trading on the Buenos Aires Stock Exchange.

Sources: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

ITEM 10.   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered in the Inspección General de Justicia (General Board of Corporations) on July 13, 1990 under number 4570, book 108, volume “A” of Corporations.

Objects and Purposes

Article I, Section 3 of the bylaws states that the object of the company is to render, either on its own account or on account of, or in association with, third parties, telecommunications public services, except for radio broadcasting, under the terms, if any, of the licenses granted by relevant authorities. The bylaws authorize Telecom Argentina to take all actions permitted by law to fulfill its aforementioned objects.

On March 1, 2001, the SC authorized Telecom Argentina to expand its corporate purpose, to include the marketing of equipment, infrastructure and goods of any type related or complementary to telecommunications, and the performance of works and provision of all types of services, including consulting and security related to telecommunications, as well as the development of telecommunications technology and information processing systems. This expansion of the corporate purpose has been approved by the CNV. As a result, the bylaws which reflect this change have been approved and registered in their final form.

On April 30, 2003 Telecom Argentina’s shareholders voted not to adhere to the regime established by Decree 677/01 (the Statutory Regime of Public Offer of Mandatory Acquisition) and approved the consequent modification of Article 1° of Telecom Argentina’s bylaws. On February 18, 2004, Telecom Argentina’s shareholders voted to change the company’s name to “Telecom Argentina S.A”.

Telecom’s capital stock

The following is a summary of the rights of the holders of Telecom Argentina shares. These rights are set out in Telecom Argentina’s estatutos sociales (bylaws) or are provided for by applicable Argentine law, and may differ from those typically provided to shareholders of U.S. companies under the corporations laws of some states of the United States.

Limited Liability of Stockholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Argentine law, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the Board of Directors of Telecom Argentina has obtained opinions of counsel concerning the compliance of the actions with Argentine law and our bylaws (or regulations, if any). We currently intend to obtain similar opinions in the future. Although the issue is not free from doubt, based on advice of counsel, we believe that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or our bylaws or regulations, would not be liable under this provision.

Voting Rights

In accordance with the bylaws, each share entitles the holder thereof to one vote at meetings of the shareholders of Telecom Argentina. All of Telecom Argentina’s directors are appointed jointly by shareholders in an ordinary general shareholders’ meeting.

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

Meetings of Stockholders

Stockholders’ meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an annual ordinary meeting of stockholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Companies Law, Article 72 of Law No. 17,811 (as amended by the Transparency Decree) and CNV rules, including but not limited to:

•                    approval of our financial statements and general performance of the directors and members of the Supervisory Committee for the preceding fiscal year;

•                    election, removal and remuneration of directors and members of the Supervisory Committee;

•                    allocation of profits; and

•                    appointment of external auditors.

Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary stockholders’ meetings may be called at any time to consider matters beyond the scope of the ordinary meeting, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another, etc. Stockholders’ meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene stockholders’ meetings upon the request of any stockholder or group of stockholders holding at least 5% in the aggregate of Telecom Argentina’s capital stock. If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV or by the courts.

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

The Board of Directors submits to the stockholders for approval at an ordinary meeting of stockholders our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors. The stockholders, upon approving the financial statements, determine the allocation of our net profits (if any). The Argentine Companies Law requires Argentine companies to allocate 5% of any net profits to legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve, contingency reserve or other account, or a combination thereof, all as determined by the stockholders. Dividends may not be paid if the legal reserve has been impaired, nor until it has been fully rebuilt. Notwithstanding, the obligation to pay declared dividends expires three years after the distribution date pursuant to Section 17 of Telecom Argentina’s bylaws, as amended by the shareholders’ meeting held on April 24, 2002.

Capital Increase and Reductions

Telecom Argentina may increase its capital upon authorization of the stockholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under “Preemptive Rights”.

A voluntary reduction of capital must be approved by an extraordinary meeting of the stockholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment.

In accordance with Article 206 of the Argentine Companies Law, reduction of a company’s capital stock is mandatory when losses have exceeded reserves and at least 50% of the stated capital.

The effectiveness of Article 206 was suspended by successive decrees until December 10, 2005 and therefore, Telecom Argentina’s shareholders did not take any of the remedial corporate actions mandated by Article 206 until April 27, 2006. At the shareholders’ annual meeting held on April 27, 2006, Telecom Argentina’s shareholders approved the financial statements for the year ended December 31, 2005 and approved the decision to apply all of the legal reserves of the Company and a certain portion of the capital adjustment account to absorb the accumulated losses. As a result, Telecom Argentina reduced its losses and regularized its situation under Article 206 and is not currently required to reduce its capital stock.

Preemptive Rights

Under Argentine law, holders of a company’s common shares of any given class have preferential or preemptive rights, proportional to the number of shares owned by each holder, to subscribe for any shares of capital stock of the same class as the shares owned by the stockholder or for any securities convertible into such shares issued by the company.

In the event of an increase in capital, stockholders of Telecom Argentina of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Telecom Argentina’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class B or Class C Shares are not preempted by the existing holders of each such class, the other classes may preempt such class. However, if any shares of Class A are not preempted by the existing holders of such class, holders of Class B or Class C Shares shall have no preemptive rights with respect to such shares of Class A unless otherwise approved by the regulatory authorities. Preemptive rights must be exercised within 30 days following the time when notices to the stockholders of their opportunity to preempt the capital increase are published for three days in the Official Gazette of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Commercial Companies Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of stockholders when required by the interest of the company.

Conflicts of Interest

A stockholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See: “Item 3 - Key Information - Risk Factors - Risk Factors Relating to Argentina - Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires”.

Redemption or Repurchase

Telecom Argentina’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Pursuant to the Argentine Commercial Companies Law, Telecom Argentina may repurchase the stock with retained earnings or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business (subject to stockholder ratification) or in connection with a merger or acquisition. In addition, Telecom Argentina can purchase up to 10% of its capital stock in the Buenos Aires stock exchange pursuant to the Transparency Decree complying with the requirements and procedures stated therein. If the purchase is made pursuant to the Transparency Decree, Telecom Argentina must resell the repurchased shares within three years and must give stockholders a preemptive right to purchase the shares. If the purchase is made according to the Argentine Commercial Companies Law, the repurchased shares must be sold within one year, unless the shareholders extend the term.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at stockholders’ meetings such as a merger of Telecom Argentina into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or our shares cease to be traded publicly, any stockholder dissenting from the adoption of any resolution may withdraw from Telecom Argentina and receive the book value per share determined on the basis of our annual financial statements (as approved by the annual ordinary stockholders’ meeting), provided that the stockholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting stockholder. This right must be exercised within 15 days following the meeting if the dissenting stockholder was absent and can prove that he was a stockholder on the day of the meeting. In the case of a merger of Telecom Argentina or a spin-off of Telecom Argentina, no appraisal rights may be exercised if Telecom Argentina is the surviving company.

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

Notwithstanding the foregoing, should Telecom Argentina decide to cease trading its shares publicly, pursuant to Section 31 of the Transparency Decree, a tender offer by Telecom Argentina must be conducted prior to the exercise of appraisal rights by any stockholder.

Liquidation

Upon liquidation of Telecom Argentina, one or more liquidators may be appointed to wind up its affairs. All outstanding shares of common stock will be entitled to participate equally in any distribution upon liquidation.

In the event of liquidation, the assets of Telecom Argentina shall be applied to satisfy its debts and liabilities. If any surplus remains, it shall be distributed to the holders of shares in proportion to their holdings.

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

Powers of the Directors

The bylaws of Telecom Argentina do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. According to Argentine law, a director may sign with the Company contracts that are related to its activities as long as the conditions are on an arms’-length basis. If such contract does not meet such conditions, the agreement may only be subscribed with the prior approval of the Board of Directors or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be dealt with at the following shareholders’ meeting, and if such Meeting does not approve them, the Board of Directors or the Supervisory Committee (as the case may be) are jointly responsible for the damages caused to Telecom Argentina. Argentine law also requires that if a director has a personal interest contrary to Telecom Argentina’s, this must be noted to the Board of Directors and to the Supervisory Committee. The director must refrain from participating in any deliberations or risk becoming jointly and severally liable for all damages caused to Telecom Argentina as a result of the conflict.

Additionally, the Transparency Decree dictates that the contracts between a company and a director (that qualifies as a “related party”) when they exceed 1% of the net worth of the company, must be submitted to prior approval of the Audit Committee or of two independent evaluation firms to ensure that the transaction is in accordance with market conditions. Such transactions must also be approved by the Board of Directors and reported to the CNV and the markets where the shares of the company are listed. If the Audit Committee or the independent evaluation firms have not determined the terms of the transaction to be “reasonably acceptable to the market”, then the contract in question must be submitted for consideration at a shareholders’ meeting.

Section 10 of the bylaws of Telecom Argentina establishes that the remuneration of the members of the Board of Directors is to be determined by the shareholders at their annual meeting. The Audit Committee is to issue a prior opinion on the reasonability of the proposed remuneration, which the Board of Directors submits for approval to the shareholders. Therefore, the Directors do not have the ability to vote on compensation for themselves nor for any other director.

The bylaws of Telecom Argentina do not contain any provision regarding the possibility of granting loans to members of the Board of Directors or Company executives.

The bylaws of Telecom Argentina do not establish a maximum age to be member of the Board of Directors.

Neither the bylaws of Telecom Argentina nor Argentine law require that members of the Board be shareholders.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in the Company’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote the Company’s Class B Shares. Notwithstanding the foregoing, new regulations recently implemented by the CNV require that all shareholders that are companies who register to participate at a shareholders’ meeting should provide details of their registration in the Republic of Argentina. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the Argentine Companies Law.

Change of Control

There are no provisions in the bylaws of Telecom Argentina which may have the effect of delaying, deferring or preventing a change in control of Telecom Argentina and that would only operate with respect to a merger, acquisition or corporate restructuring involving Telecom Argentina or any of its subsidiaries, except for the regulatory authorization required for the transfer of Nortel’s Class A Shares discussed below. Moreover, the Privatization Regulations and the List of Conditions as modified by Resolutions SC 111/03 and 29/04 prohibit, without prior SC approval, (i) any transfer of our capital stock that reduces Nortel’s ownership of Telecom Argentina to less than 51%, or (ii) any transfer of shares of Nortel that reduces the shareholding of the actual ordinary shareholders to less than 51% of the voting stock of Nortel, except with prior authorization of the SC.

Under the Transparency Decree and General Resolution No. 401/02 of the CNV, a party that wishes to obtain either a majority or a significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders. This regulation applies to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime. On April 30, 2003, Telecom Argentina’s shareholders voted not to adopt the regime established by the Transparency Decree and General Resolution No. 401/02, under which Telecom Argentina is currently classified as a Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

Code of Business Conduct and Ethics

Telecom Argentina has developed a Code of Business Conduct and Ethics which was approved by its Board of Directors on June 19, 2003 and amended on June 21, 2005. See Exhibits 11.1 and 11.2 of this Annual Report on Form 20-F.

Comparison of Corporate Governance Standards

For a comparison of the significant ways in which Telecom Argentina’s corporate governance policies differ from those followed by U.S. companies under NYSE listing standards, please see our website at <www.telecom.com.ar>, which contains a discussion of significant differences between Telecom Argentina’s corporate governance practices and the practices of U.S. companies under the NYSE’s Listed Company Manual. This discussion was last updated in June 2005.

MATERIAL CONTRACTS

For information regarding the Acuerdo Preventivo Extrajudicial (“APE”) agreement, see: “Item 4-Information on the Company-Introduction-Recent Developments-Debt Restructuring”. For a summary description of the notes issued pursuant to the APE, see: “Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources”. For information regarding the Shareholders’ Agreement, see: “Item 7-Major Shareholders and Related Party Transactions-Shareholders’ Agreement”. We are not a party to the Shareholders’ Agreement.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN ARGENTINA

Due to the deterioration of the economic and financial situation in Argentina throughout 2001, the difficulties in dealing with the servicing of the public foreign debt and the decrease of the total level of deposits in the financial system, the Argentine Government issued Decree No. 1570/01, which, as of December 3, 2001, established a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds with banks and restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and certain other transfers subject to the prior authorization of the BCRA.

On February 8, 2002, the BCRA issued tight restrictions on the transfer of funds abroad in order to make payments of principal and/or interest by requiring prior authorization from the BCRA. Since 2003, these restrictions have been progressively curbed. However, there can be no assurances that the BCRA will not once again require its prior authorization for the transfer of funds abroad.

Until August 2005 when Telecom Argentina successfully completed the restructuring of its financial indebtedness, it was subject to a BCRA regulation that required that any foreign currency beyond stipulated maximum amounts that was acquired be applied in accordance with certain measures to the cancellation of bonds, syndicated financial loans, financial loans granted by foreign banks, debt held by foreign banks or certain other debt and not exceed either US$40 million per month or, together with certain other foreign currency purchases permitted or authorized by the BCRA, 35% of the total outstanding principal debt being restructured or the aggregate of unmatured and past due interest and past due principal being restructured. Having completed its debt restructuring, Telecom Argentina is no longer subject to these restrictions.

Restrictions imposed by the BCRA that do continue to apply to our operations include the following:

(i)                                     the acquisition of foreign currency as an investment or to apply it to foreign portfolio investments is limited, on a monthly basis, to the larger of US$2 million or the total amounts paid for export duties plus three times the amount paid of certain taxes during the second month prior to the acquisition of said foreign currency, provided that as of the date of acquisition, Telecom does not hold due and unpaid principal or interest foreign debt.

(ii)                                  the acquisition of foreign currency to pay principal maturities on foreign debt obligations can be made on the day of such maturities or:

1.               within 365 days prior to the maturity date;

2.               within a certain period of time prior to the maturity date, as a result of the occurrence of specific conditions established under foreign refinancing agreements executed after February 11, 2002; or

3.               more than 365 days prior to the maturity date provided that (a) prepayment is not part of a restructuring process and (b) the foreign currency amount to be used to prepay non-Argentine debt must not be higher than the present value of the portion of the debt being cancelled or prepayment shall be 100% offset with new external financing, the present value of which (as determined using a discount rate fixed by the BCRA) shall not exceed the value of the cancelled debt. If the prepayment is made as part of a restructuring process with foreign creditors, the new debt terms and conditions and the prepayment being made must not imply an increase in the present value of the outstanding debt provided further that (a) the foreign debt obligations are registered with the BCRA and (b) funds disbursed under the debt obligations so repaid have entered Argentina prior to no less than 365 days from the date of payment.

In June 2005, the Argentine Government imposed certain restrictions on inflows and outflows of foreign currency to the local foreign exchange market. New indebtedness entered into the foreign exchange market and debt renewals with non-Argentine residents from the private sector, entered in the local foreign exchange market, shall be agreed upon and cancelled in terms not shorter than 365 calendar days, whatever the form of cancellation thereof.

The following transactions, among others, are exempted from this restriction: (i) foreign trade financings (i.e., exports advance payments, pre-financing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listed.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, (i) foreign indebtedness, save in the below-mentioned cases; (ii) primary stock issuances of companies residing in Argentina not under a public offering and that are not listed in self-governed markets, to the extent they do not create direct investment funds; (iii) portfolio investments of non-residents intended to hold local currency and assets and liabilities of the financial sector and non-financial private sector, to the extent they are not arising from the primary subscription of debt securities under a public offering and listed in self-governed markets and/or the primary subscription of stock of companies residing in Argentina under a public offering and listed in self-governed markets; and (iv) portfolio investments of non-residents intended for the purchase of any right in secondary markets regarding securities issued by the public sector; shall comply with the following requirements:

•                  funds entered may only be transferred outside the local foreign exchange market upon the maturity of a term of 365 calendar days, as from the date of acknowledging inflow thereof; and

•                  the creation of a nominative, non-transferable and non-compensated deposit, for 30% of the amount involved in the relevant transaction, for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, the following transactions are not subject to the 30%-mandatory deposit: (a) foreign indebtedness of Argentine residents under foreign trade financings, (b) primary debt security issuances with a public offering and listed; (c) foreign indebtedness with Multilateral and Bilateral Credit Institutions and Official Credit Agencies, directly or through their related agencies, (d) foreign financial indebtedness provided: (i) the proceeds from the exchange settlement, net of taxes and expenses, to the purchase of foreign currencies to cancel foreign debt principal and/or to the creation of long term foreign assets; or (ii) they are incurred and cancelled in an average term of not less than two years, including payments of principal and interest in the calculation, and to the extent they are applied to investments to be recorded under “property, plant and equipment” (bienes de uso) of the balance sheet; (e) investments of non-Argentine residents in Argentina under (i) primary subscription of securities issued by the public sector (except for securities issued by the BCRA); and (ii) direct investments, including capital contributions to local companies of direct investment (namely, a company set up or not as legal entity in which the foreign direct investor holds at least 10% of ordinary shares or voting rights or its equivalent), and foreign funds transferred into Argentina by non-Argentine residents for the purpose of purchasing local assets that qualify as direct investment (such as real estate located in Argentina), and (f) primary issuances of securities, bonds or certificates of participation by the trustee of a trust, provided that the 30%-mandatory deposit is not applicable to the transfer of funds into the local exchange market for the purpose of acquiring any of the underlying assets of the trust.

There can be no assurance that the BCRA will not once again require its prior authorization for, or restrict in some other way, the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors or for dividend payments by Telecom to its foreign shareholders.

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

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), the following persons are subject to an annual tax on certain assets, with a minimum exemption of P$102,300, which is levied at a rate of 0.50% or 0.75% taking into consideration whether the value of such assets as of December 31 of each year is equal to or higher than P$200,000, respectively (the “Personal Assets Tax”): (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the ADSs and Class A, B and C Shares will be considered as assets located in Argentina.

Although the Tax Law does not explicitly apply to individuals or entities domiciled outside Argentina, pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, shares of stock corporations, such as the ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares, or other equity interests in companies regulated by the Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled in Argentina or in a foreign country, and/or companies and/or any other legal entity domiciled in a foreign country, shall be subject to the Personal Assets Tax . Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Telecom.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as at December 31, 2005. The minimum exemption of P$102,300 shall not be applicable. The tax so paid shall be considered as a definite payment.

The abovementioned rules include an irrebutable presumption that shares of stock corporations, such as the ADSs (held in book entry form or evidenced by ADRs) and the Class A, B and C Shares, and other equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

We are required to pay this tax on behalf of the holders of our ADSs, Class A, B and C Shares. We have the right to obtain reimbursement of the amounts paid from our shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

The amendment set forth by Law 25,585 applies as of December 31, 2002. Furthermore, Law 25,585 has been regulated by the AFIP through General Resolution 1497/03, published in the Official Gazette on May 5, 2003, which establishes that for the fiscal year ended December 31, 2002, the companies in charge of the payment of this tax with a net worth of P$300,000 or more (such as Telecom) shall determine and pay the tax by May of each year, after 2003.

Therefore, ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina will be subject to the Property Assets Tax which, as mentioned above, shall be paid by Telecom on behalf of such holders of ADSs

(held in book entry form or evidenced by ADRs) and Class A, B and C Shares. As of the date of this Annual Report no effective procedure has been developed which would allow the Company to collect from its shareholders the amount of the Property Assets Tax paid by the Company on their behalf. No assurances can be made that Telecom will be successful in seeking reimbursement of such taxes paid from the holders of ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares. It is possible that said payments of the tax on behalf of such holders will result in losses for Telecom and, in practical terms, constitute an additional expense for Telecom.

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

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. This summary applies only to persons that hold ADSs or Class B Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

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

•                  persons liable for the alternative minimum tax;

•                  tax-exempt organizations;

•                  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•                  persons holding ADSs or Class B Shares that own or are deemed to own more than 10% of any class of Telecom stock; or

•                  persons who acquired our ADSs or Class B Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. Prospective purchasers of the ADSs or Class B Shares should consult their own tax advisors as to the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of such securities in their particular circumstances, including the effect of any state or local tax laws.

In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means for U.S. federal income tax purposes, a beneficial owner of ADSs or Class B Shares that is:

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

Taxation of Distributions

Subject to the passive foreign investment company rules discussed below, to the extent paid out of current or accumulated earnings and profits of Telecom (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will be included in the income of a U.S. Holder as ordinary dividend income. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income”. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations that may vary depending upon circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine taxes withheld from dividends on ADS or Class B Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine taxes in computing taxable income, subject to generally applicable limitations under U.S. tax law.

Sale, Exchange and Other Disposition of ADSs or Class B Shares

Subject to the passive foreign investment company rules discussed below, gain or loss realized by a U.S. Holder on the sale, exchange and other disposition of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Telecom believes that it will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2004. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time-to-time, there can be no assurance that Telecom will not be considered a PFIC for any taxable year. If Telecom were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or a Class B Share, certain adverse consequences could apply to the U.S. Holder.

If Telecom is treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the ADS or Class B Share would be allocated ratably over the U.S. Holder’s holding period for the ADS or Class B Share sold, exchanged or disposed. The amounts allocated to the taxable year of the sale or other exchange and to any year before Telecom became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or Class B Shares in excess of 125 percent of the average of the annual distributions on ADSs or Class B Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if Telecom were to be treated as a PFIC in a taxable year in which Telecom pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

Telecom files annual and special reports and other information with the SEC. You may read and copy any document that Telecom files at the Public Reference Room of the SEC at 100 F Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Telecom’s filings at the regional offices of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois, 60604 and 233 Broadway, New York, New York 10279. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

You may request a copy of these filings by writing or telephoning the offices of Telecom, Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Telecom’s telephone number is 011-54-11-4968-4000.

Telecom maintains a website at www.telecom.com.ar. The contents of the website are not part of this Annual Report.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2005 that are sensitive to changes in interest rates and foreign exchange rates. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our borrowings in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

We do not have any other material market risk exposure.

(a)          Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations and, to a lesser extent, our historical capital expenditures for network equipment. Since the Convertibility Law pegged the peso at a value of P$1.00 per US$1.00, exchange rate risks prior to 2002 were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine Government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Item 10-Additional information-Foreign Investment and Exchange Controls in Argentina”.

Our results of operations are very sensitive to changes in the peso/dollar and peso/euro exchange rates because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars or euro. As of December 31, 2005, a substantial majority of our consolidated debt obligations (approximately 95%) were issued in currencies other than the Argentine peso. As of December 31, 2005, approximately 58% of our financial debt was issued in U.S. dollars, approximately 32% was issued in euro and approximately 5% was issued in Japanese yen.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company have entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuations with respect to U.S. dollar. The hedge contracts do not include any requirement to post collateral. As of December 31, 2005 the estimated market value of the U.S. dollar/euro swap contract was (US$21.9 million) and of the U.S. dollar/yen contract was (US$3.3 million). See Note 8.2 to our Consolidated Financial Statements for a more detailed discussion of our swap agreements. Because the Company primarily generates cash flows in Argentine pesos and the terms of the swap do not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective.

Additionally the Company has time deposits that were issued in U.S. dollars (approximately 43%) and euros (approximately 13%) that are also sensitive to changes in the peso/dollar and peso/euro exchange rates.

The off-balance sheet risk in these outstanding forward exchange contracts involved both the risk of the counterparty not performing under the terms of the contract and the risk associated with changes in market value. However, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considers the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

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

(b)         Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates on our debt obligations. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding floating rate borrowings.

Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

The following table presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2005. We conduct our business primarily in Argentine peso, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates and interest rates as of December 31, 2005. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates based on the amortization schedules set forth in the relevant debt instruments.

	Consolidated Debt as of December 31, 2005
	(P$ millions)
	Total
	Outstanding							Fair Market
	2005	2006	2007	2008	2009	2010	+2011	Value (1)
US Dollars	2,889	2	209	320	500	1,227	631	2,853
Fixed rate	2,581	1	-	222	500	1,227	631	2,545
Average interest fixed rate	9.19%
Variable rate	308	1	209	98	-	-	-	308
Average interest variable rate	7.18%

Euros	1,616	-	-	7	274	274	1,061	1,520
Fixed rate	1,616	-	-	7	274	274	1,061	1,520
Average interest fixed rate	4.83%

Japanese Yen	268	-	-	1	45	45	177	236
Fixed rate	268	-	-	1	45	45	177	236
Average interest fixed rate	1.93%

Argentine Pesos	269	71	131	45	4	3	15	272
Fixed rate	180	71	87	-	4	3	15	185
Average interest fixed rate	10.63%
Variable rate	89	-	44	45	-	-	-	87
Average interest variable rate	13.73%

Total Group Debt (principal)	5,042	73	340	373	823	1,549	1,884	4,881

Estimated effect of expected prepayments	-	727	702	700	(823)	(828)	(478)	-
Total Group Debt (principal) under expected prepayments (2)	5,042	800	1,042	1,073	-	721	1,406	4,881
Accrued interest	59	59	-	-	-	-	-	59
Derivatives	77	46	28	3	-	-	-	77
Effect on discounting Debt	(277)	-	-	-	-	-	(277)	-
Total Group Debt	4,901	905	1,070	1,076	-	721	1,129	5,017

(1)          The fair value of the Company’s debt as of December 31, 2005 is estimated based on quoted market prices for the same or similar instruments.

(2)          Telecom Argentina’s Series A and Series B notes contain mandatory prepayment requirements which require it to apply its “excess cash” for specified purposes, including prepayment of the notes. Total Group Debt after estimated effect of expected prepayments reflects Management’s current expectations regarding the effect of this mandatory prepayment provision on its outstanding indebtedness during fiscal years 2006-2008, assuming that all excess cash generated during this period is applied to prepay the Series A and Series B notes. Management has not estimated the effect of the mandatory prepayment provision for fiscal years after 2008. Estimates set forth in this row are Management estimates based on currently available information and constitute forward looking statements. These statements are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate. Actual amounts of excess cash that Telecom Argentina has available for prepayments during this period may differ. See “Forward Looking Statements”. Management of the Company will periodically revise its estimates of future excess cash availability and will consider the effect any variations may have. The above estimates of future prepayments were made to satisfy the requirements of Argentine GAAP and do not constitute a modification of the Company’s existing contractual payment commitments, nor should it be considered a decision of the Company to prepay any of its outstanding financial obligations.

(c)          Sensitivity to Exchange Rates and Interest Rates

We estimate, based on composition of our balance sheet as of December 31, 2005, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$206 million of our consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

Additionally we estimate, based on the composition of our balance sheet as of December 31, 2005, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against Argentine peso, plus or minus, would result in a variation of approximately P$10 million of our consolidated financial investments. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

We estimate, based on the current composition of our balance sheet as of December 31, 2005, that every variation in the interest rates of 100 basis points, plus or minus, to our current floating-rate consolidated debt would result in a variation of approximately P$3 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. The analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

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

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine Government concerning adjustment of regulated rates, on April 2, 2002, Telecom Argentina announced the suspension of principal payments on its outstanding financial indebtedness as well as the outstanding financial indebtedness of its Argentine subsidiaries and on June 24, 2002, Telecom Argentina announced the suspension of interest payments on its outstanding financial indebtedness, triggering multiple events of default.

On August 31, 2005 Telecom Argentina successfully completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. In connection with the restructuring, Telecom Argentina issued P$26 million (including CER adjustment), US$105 million, euro 534 million and yen 12,328 million aggregate principal amounts of Series A notes and US$999 million aggregate principal amount of Series B notes and delivered the cash consideration in the amount of US$565 as contemplated in the APE. In addition Telecom Argentina paid creditors interest payments for the period January 1, 2004 through August 31, 2005 at a total cost of P$1 million, US$181 million, euro 43 million and yen 396 million. See “Operating and Financial Review and Prospects-Liquidity and Capital Resources”.

Telecom Argentina’s subsidiaries, Telecom Personal and Núcleo, successfully completed the restructuring of their respective debt obligations in 2004. In December, 2005, Telecom Personal concluded a refinancing of all of the debt instruments issued as a consequence of its financial restructuring process. The new debt incurred in this refinancing transaction was approximately US$381 million. None of Telecom Argentina, Telecom Personal nor Núcleo are currently in default on any outstanding indebtedness.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

During fiscal year 2005 we completed a financial restructuring in which Telecom Argentina canceled all of its outstanding indebtedness and issued new securities.

During the first quarter of fiscal year 2006, we successfully solicited bondholder consent to modify certain conditions of Telecom Argentina’s Series A and Series B notes.

See “Operating and Financial Review and Prospects-Liquidity and Capital Resources” for more information on these modifications.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom Argentina’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005 (the “Evaluation Date”), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Changes in internal controls

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form

20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.

As of the date of this Annual Report, the Company’s management has completed the phases of documentation and evaluation of the design of its controls and identified certain areas where the Company’s internal controls diverged from best practices. This work was performed for the two companies more significant for the Telecom Group (Telecom Argentina and Telecom Personal). The discrepancies between Telecom practices and accepted best practices have been remedied or are in the process of being remedied by management.

In the second half of 2006, the Company will complete its testing activities in order to evaluate the effectiveness of the controls designed for financial reporting.

In each of these activities, the Company’s management has applied methodologies of documentation and evaluation of the internal controls that it believes are consistent with best market practices. In connection with these evaluations by management of the Company’s internal controls and procedures, no items were identified that required a change in the financial statements required in this Annual Report.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Telecom Argentina’s Audit Committee consists of at least one Audit Committee financial expert, Mr. Julio Pedro Naveyra, a certified public accountant and a former managing partner of PricewaterhouseCoopers (formerly Coopers & Lybrand Argentina) from October 1991 until his retirement in 2000. From 1973 until 1975, Mr. Naveyra worked in the United States for professional training purposes, where he was an audit supervisor and manager with Coopers & Lybrand Detroit. Mr. Naveyra was also a former Chairman of the CPCECABA from 1983 through 1985, and a former Chairman of the Technical Institute of Public Accountants from 1979 through 1980. Based on Mr. Naveyra’s professional background and training, the Board of Directors of Telecom has determined for the years 2005 and 2006 that he meets the criteria for an Audit Committee financial expert. Mr. Naveyra is an independent director under CNV and SEC rules and under the NYSE listing standards.

ITEM 16B.   CODE OF ETHICS

The Board of Directors of Telecom has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Telecom. This Code was modified by the Board of Directors on June 21, 2005. No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of the Company with respect to any provision of the Code. See Exhibits 11.1 and 11.2 to this Annual Report on Form 20-F.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2005 and 2004.

Services Rendered	2005	2004	Total
	(P$ millions)
Audit Fees (1)	2.9	1.9	4.8
Audit-Related Fees	0.3	0.5	0.8
Tax Fees	0.2	0.2	0.4
All Other Fees	-	-	-
Total	3.4	2.6	6.0

(1)          Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2005 and 2004, limited reviews of interim financial statements presented during 2005 and 2004, SEC filing reviews and other attestation services.

Audit Committee Pre-Approval Policies and Procedures

On March 22, 2004, Telecom Argentina’s Board of Directors’ approved policies and procedures relating to the pre-approval of auditors’ services and other permitted services (collectively, “Pre-Approval Procedures”) for the engagement of any service provided by external auditors to Telecom Argentina and subsidiaries under Telecom Argentina’s control. Telecom Argentina’s Board performed Pre-Approval Procedures until April 19, 2004, after which Pre-Approval Procedures were performed by the Audit Committee. All auditors’ services were pre-approved in 2005.

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

•                  Subsidiaries under Telecom Argentina’s Control: the Pre-Approval Procedures also apply to the services provided by external auditors to subsidiaries under Telecom Argentina’s control.

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

If Telecom’s external auditors are to provide any service, the service must either be granted general pre-approval or specific pre-approval under the Pre-Approval Procedures. The Pre-Approval Procedures require the Audit Committee to consider whether the services to be provided are consistent with the legal and professional rules in effect in Argentina and the United States relating to external auditors’ independence. Every six months, the Audit Committee is required to report to the Board of Directors on all services provided by external auditors to Telecom Argentina and its subsidiaries.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   EQUITY SECURITIES PURCHASED BY THE COMPANY OR ANY AFFILIATED PURCHASER

Neither Telecom nor, to Telecom knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Telecom’s Class B Ordinary Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2005.

PART III

ITEM 17.   FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.   FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-64.

The following financial statements are filed as part of this Form 20-F:

Page
Telecom Argentina S.A.:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004	F-1
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003	F-2
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003	F-3
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-4
Index to the Notes to the Consolidated Financial Statements for the year ended December 31, 2005	F-5
Notes to the Consolidated Financial Statements for the year ended December 31, 2005	F-6

ITEM 19.   EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom, as amended, which include its corporate charter (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790)).
1.2

Estatutos (bylaws) of Telecom, as amended, which include its corporate charter (English translation) (incorporated by reference to Exhibit 3.2 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

2.1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).
2.2

Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2.3

First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2.4

Indenture dated December 22, 2005 between Telecom Personal S.A. as Issuer, JPMorgan Chase Bank, N.A. as Trustee, Co-Registrar, New York Paying Agent and New York Transfer Agent, JPMorgan Bank Luxembourg S.A. as Luxembourg Paying Agent and Transfer Agent, Banco Río de la Plata S.A., as Argentina Paying Agent and Transfer Agent and Registrar and JPMorgan Chase Bank N.A., Sucursal Buenos Aires, as Trustee’s Representative*.

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).
8.1	List of Subsidiaries.
11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1	Certification of Carlos Felices of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlos Felices and Valerio Cavallo pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina-Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

*                 Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.

By:	/s/ VALERIO CAVALLO
	Name:	Valerio Cavallo
	Title:	Chief Financial Officer

Dated: June 30, 2006

TELECOM ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003

$ : Argentine peso

US$ : US dollar

$3.032 = US$1 as of December 31, 2005

TELECOM ARGENTINA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

1.               We have audited the accompanying consolidated balance sheets of Telecom Argentina S.A. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3.               As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. This effect is no longer material to the consolidated financial statements of the Company as of December 31, 2005 and for the year then ended.

4.               In our opinion, except for the effects on the 2004 and 2003 financial statements for not adjusting for the effects of inflation as described in the preceding paragraph, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Argentina.

5.               Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F regarding the application of accounting for the effects of inflation. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements. The effect of not accounting for the effects of inflation through September 30, 2003 is material to the information presented for all periods.

Buenos Aires, Argentina
March 9, 2006 (except as to
Note 15 to the consolidated
financial statements, for which the
date is June 28, 2006).

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

TELECOM ARGENTINA S.A.

Consolidated Balance Sheets as of December 31, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	As of December 31,
	2005	2004

ASSETS
Current Assets
Cash and banks	$46	$32
Investments, net	596	3,630
Accounts receivable, net	705	612
Other receivables	86	83
Inventories, net	104	79
Other assets	5	3
Total current assets	1,542	4,439
Non-Current Assets
Other receivables, net	269	219
Investments	2	2
Fixed assets, net	5,959	6,895
Intangible assets, net	764	773
Other assets, net	21	-
Total non-current assets	7,015	7,889
TOTAL ASSETS	$8,557	$12,328
LIABILITIES
Current Liabilities
Accounts payable	$834	$514
Debt	905	9,434
Salaries and social security payable	104	79
Taxes payable	222	153
Other liabilities	31	22
Contingencies	110	30
Total current liabilities	2,206	10,232
Non-Current Liabilities
Debt	3,996	1,219
Salaries and social security payable	30	33
Taxes payable	92	5
Other liabilities	78	69
Contingencies	247	214
Total non-current liabilities	4,443	1,540
TOTAL LIABILITIES	$6,649	$11,772
Minority interest	41	30
Foreign currency translation adjustments	31	24
SHAREHOLDERS’ EQUITY	$1,836	$502
TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$8,557	$12,328

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	Years ended December 31,
	2005	2004	2003

Net sales	$5,718	$4,494	$3,753
Cost of services	(3,704)	(2,968)	(2,643)
Gross profit	2,014	1,526	1,110
General and administrative expenses	(249)	(229)	(219)
Selling expenses	(1,261)	(897)	(784)
Operating income	504	400	107
Equity gain (loss) from related companies	7	(2)	2
Financial results, net	(306)	(1,172)	48
Other expenses, net	(165)	(78)	(168)
Gain on debt restructuring, net	1,424	209	376
Net income (loss) before income tax and minority interest	1,464	(643)	365
Income tax, net	(122)	(26)	7
Minority interest	(8)	3	(21)
Net income (loss)	$1,334	$(666)	$351
Net income (loss) per share	$1.36	$(0.68)	$0.36

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2005, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions			Unappropriated results
		Inflation			Retained
		adjustment			earnings/		Total
	Common	of common		Legal	(Accumulated		Shareholders’
	stock	stock	Total	reserve	deficit)	Total	equity
Balances as of January 1, 2003	$984	3,044	4,028	277	(3,488)	(3,211)	$817
Net income	-	-	-	-	351	351	351
Balances as of December 31, 2003	$984	3,044	4,028	277	(3,137)	(2,860)	$1,168
Net loss	-	-	-	-	(666)	(666)	(666)
Balances as of December 31, 2004	$984	3,044	4,028	277	(3,803)	(3,526)	$502
Net income	-	-	-	-	1,334	1,334	1,334
Balances as of December 31, 2005	$984	3,044	4,028	277	(2,469)	(2,192)	$1,836

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,334	$(666)	$351
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	56	63	12
Depreciation of fixed assets	1,454	1,552	1,768
Amortization of intangible assets	44	94	109
Equity (gain) loss from related companies	(7)	2	(2)
Consumption of materials	58	54	39
Fixed assets disposal	11	4	9
Provision for commissions	86	25	1
Provision for contingencies	88	24	90
Holdings results on inventories	14	6	5
Interest and other financial results on loans	70	1,406	32
Gain on debt restructuring	(1,424)	(209)	(376)
Income tax	111	26	(7)
Minority interest	8	(3)	21
Net increase in assets	(170)	(204)	(355)
Net increase in liabilities	234	26	330
Total cash flows provided by operating activities	1,967	2,200	2,027
CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(548)	(461)	(162)
Intangible asset acquisitions	(33)	(12)	(6)
Proceeds for the sale of fixed assets and equity investments	13	4	3
Decrease (increase) in investments not considered as cash and cash equivalents	655	(382)	(180)
Total cash flows provided by (used in) investing activities	87	(851)	(345)
CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	1,236	-	-
Payment of debt	(4,684)	(471)	(11)
Repurchase of debt	-	-	(422)
Payment of interest and debt-related expenses	(944)	(154)	(347)
Total cash flows used in financing activities	(4,392)	(625)	(780)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,338)	724	902
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,940	2,216	1,314
CASH AND CASH EQUIVALENTS AT YEAR END	$602	$2,940	$2,216

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Index to the Notes to the Consolidated Financial Statements

(Notes 1 to 17 to the Consolidated Financial Statements are in millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

Note		Page

1	The Company and its operations	F-6

2	Regulatory framework	F-6

3	Preparation of financial statements	F-10

4	Summary of significant accounting policies	F-13

5	Breakdown of the main accounts	F-20

6	Supplementary cash flow information	F-23

7	Related party transactions	F-24

8	Debt	F-26

9	Shareholders’ equity	F-34

10	Income tax	F-35

11	Commitments and contingencies	F-37

12	Segment information	F-39

13	Selected consolidated quarterly information (unaudited)	F-43

14	Unconsolidated information	F-43

15	Differences between Argentine GAAP and US GAAP	F-44

16	Other financial statement information	F-58

17	Subsequent events	F-63

1.             The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

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

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2.             Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

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

2.             Regulatory framework (continued)

(b) Licenses granted as of December 31, 2005

As of December 31, 2005, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

-                    Value added services, data transmission, videoconferencing and broadcasting signal services; and

-                    Internet access.

As of December 31, 2005, the Company’s subsidiaries have been granted the following licenses:

-                    Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-                    Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-                    the interruption of all or a substantial portion of service;

-                    the serious non-performance of material obligations;

-                    the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

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

-                    the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

-                    the Company’s bankruptcy.

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

2.             Regulatory framework (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

-                    The pesification of tariffs;

-                    The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-                    The establishment of an exchange rate for dollar-denominated prices and rates of $1 = US$1; and

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

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005. In January 2006, the Argentine Government enacted Law No. 26,077 pursuant to which this term was extended through December 31, 2006.

In May 2004, the Company signed a Letter of Understanding with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to conclude before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

The Company has fulfilled its commitments; however, the Argentine Government has not made a specific offer with regard to the renegotiation of the tariffs.

2.             Regulatory framework (continued)

(d) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance-in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network-, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than five years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU-and after four years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU Fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU Fund. As of December 31, 2005, this provision amounted to $61. Personal, as well as the other cellular providers, is currently awaiting the establishment of the SU Fund as well as the guidelines to effect the contributions.

In May 2005, the SC issued Resolution No. 99/05 which prohibits billing and collecting the SU amount. The Resolution also instructs the CNC to (i) notify service providers to reimburse to customers any SU amounts improperly charged through billing and (ii) discontinue such practice immediately.

This resolution was implemented by CNC Resolution No. 2,356/05 on July 8, 2005, which required service providers to reimburse customers the previously billed SU amounts during a 90-day period. On August 9, 2005, Personal filed an injunction against Resolution No. 2,356/05.

After the 90-day period and due to the fact that the SC had not ruled on the injunction, on October 11, 2005, Personal requested the CNC (i) to extend the reimbursement period, (ii) to issue more precise guidelines for the implementation of the resolution and (iii) to rule on the injunction.

On October 12, 2005, the SC issued Resolution No. 301/05 which:

a)              rejected the claims filed by Personal and the other cellular operators.

b)             nullified CNC Resolution No. 2,356/05; and

c)              instructed the CNC to order cellular providers to discontinue charging SU Fund amounts to customers and demanded reimbursement.

2.             Regulatory framework (continued)

On October 25, 2005, the CNC requested that Personal:

a)              discontinue billing SU amounts to customers;

b)             reimburse all collected SU amounts within 15 working days, plus interest (applying the same rate used for overdue invoices from customers);

c)              identify the reimbursed amounts in the invoices; and

d)             file within 40 working days following the period stated in b) above certain information to the regulatory authority for the verification of the reimbursements.

Personal’s management, together with its legal counsels, believes that it has solid legal grounds to appeal these resolutions. However, considering the situation, management decided to reimburse the SU amounts billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal will reimburse the SU amounts as mandated by the resolutions, it will not surrender any of its rights to consider the resolutions as illegitimate and without merit. A reserve amounting to $25 has been established to cover these reimbursements.

On November 16, 2005, Personal filed a request with the CNC for the extension of the reimbursement period. Such extension was granted for 30 working days on January 25, 2006.

However, in January 2006, Personal began reimbursing its active post-paid customers all previously billed SU amounts plus interest, and is in the process of reimbursing the SU amounts billed to its former and inactive post-paid customers.

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

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which establishes new accounting and disclosure standards under Argentine GAAP. These standards will be effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

“Impairment of Long-lived Assets”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Currently, under Argentine GAAP, the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset are separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The Company estimates that the adoption of this new standard will not have a material effect on the Company’s financial position and results of operations.

“Disclosure of Foreign Currency Translation Adjustments”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Currently foreign currency translation adjustments are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amount to $31 as of December 31, 2005.

3.             Preparation of financial statements (continued)

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

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2005(i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%
	Cable Insignia S.A. (“Cable Insignia”) (iii)	75.00%
Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)                Percentage of equity interest owned has been rounded.

(ii)             Dormant entity at December 31, 2005.

(iii)          Dormant entity. In process of liquidation.

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

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 - February 2003	119.73
January 2002 - September 2003	115.03

3.             Preparation of financial statements (continued)

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the years ended December 31, 2005, 2004 and 2003, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As of and for the year ended December 31, 2005
	As restated through September 30, 2003(*)	As reported(**)	Effect
	(I)	(II)	(I) - (II)
Total assets	8,466	8,557	(91)
Total liabilities	6,649	6,649	-
Shareholders’ equity	1,745	1,836	(91)

Net income	1,353	1,334	19

	As of and for the year ended December 31, 2004
	As restated through September 30, 2003(*)	As reported(**)	Effect
Total assets	12,218	12,328	(110)
Total liabilities	11,772	11,772	-
Shareholders’ equity	392	502	(110)

Net (loss) income	(644)	(666)	22

	As of and for the year ended December 31, 2003
	As restated through September 30, 2003(*)	As reported(**)	Effect
Total assets	12,138	12,270	(132)
Total liabilities	11,049	11,049	-
Shareholders’ equity	1,036	1,168	(132)

Net income	236	351	(115)

(*)            As required by Argentine GAAP.

(**)     As required by CNV resolution.

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

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,625,000 (unaudited) at December 31, 2005, 3,484,000 (unaudited) at December 31, 2004, and 3,361,000 (unaudited) at December 31, 2003 and wireless customer lines excluding prepaid lines (Argentina and Paraguay combined) were 2,233,000 (unaudited) at December 31, 2005, 1,098,000 (unaudited) at December 31, 2004, and 562,000 (unaudited) at December 31, 2003.

3.             Preparation of financial statements (continued)

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the year by the number of common shares outstanding.

4.             Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as Foreign currency translation adjustments, a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

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

4.             Summary of significant accounting policies (continued)

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

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including dial-up and broadband, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services segment

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

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

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2005, 2004 and 2003, net foreign currency transaction gains or losses were a gain of $405, a loss of $460, and a gain of $624, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

The net carrying value of these capitalized costs was $314 as of December 31, 2005 and $443 as of December 31, 2004.

(d) Cash and banks

Cash and banks are stated at face value.

4.             Summary of significant accounting policies (continued)

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

As mentioned in Note 3.g, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end.

(g) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The Company has investments in certain government bonds which are carried at market value. Certain bonds had been classified as held-to-maturity as Telecom Argentina’s management had the intent and ability to hold those securities to maturity. Such securities were recorded at amortized cost, subject to impairment evaluation as of December 31, 2004.

The Company had certain equity interests in unconsolidated companies, representing from 0.15% to 5.75% of the capital stock in such companies as of December 31, 2004. These investments had been accounted for at the lower of cost or realizable value.

(h) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time the Company decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Company’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets, net

Buildings held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.) which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 2.7% of the total transferred buildings, representing $17 of net carrying value as of December 31, 2005. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

4.                                     Summary of significant accounting policies (continued)

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $6, $5 and $6 for the years ended December 31, 2005, 2004 and 2003, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	15
Transmission equipment	7-10
Switching equipment	7-10
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-10
Installations	4-10
Computer equipment	3-5

During the second quarter ended June 30, 2005, independent appraisals helped the Company’s subsidiaries, Personal and Nucleo, to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $31 related to these assets.

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

Fixed assets as a whole do not exceed the estimated realizable value (See 4.l) below).

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2005 and 2004 were not significant. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

4.             Summary of significant accounting policies (continued)

- Debt issue costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances. As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

- PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

- Band B of Paraguay license

The Company’s Band B license is amortized under the straight-line method over 10 years.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

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

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

4.             Summary of significant accounting policies (continued)

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 20% for the fiscal year ended December 31, 2005 and 30% for the fiscal year ended December 31, 2004 and 2003, respectively.

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

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of December 31, 2005. Accordingly, the Company has determined an additional proportional charge for the year ended December 31, 2005 for the tax on minimum presumed income of $46, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2005, 2004 and 2003.

(o) Other liabilities

•                  Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2005 and 2004.

•                  Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•                  Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6%.

(p) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

4.             Summary of significant accounting policies (continued)

(q) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, the Company adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings.

While the Convertibility Law was in effect, as part of its risk management strategy, Telecom had used derivative financial instruments to hedge its exposure to foreign exchange rate fluctuations related to the Company’s indebtedness not denominated in US dollars in order to reach a “natural hedge” with its income fixed in US dollars. During the fiscal year 2002, due to the end of the Convertibility Law and the suspension of the payments of the financial debt, Telecom Group had to prepay all of these derivative financial instruments that have been designated and recorded as hedge instruments.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

(r) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2005, 2004 and 2003 are shown in Note 16.h. under the line item “Advertising expenses”.

(t) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criteria was used by Personal and Telecom Argentina to account for their respective debt restructurings in November 2004 and August 2005, respectively. In November 2004, Nucleo’s new debt was stated at face value plus contractual interest that did not differ significantly from its fair value at the time of the restructuring.

Additional information is given in Note 8.

(u) Gain on debt restructuring, net

Due to its materiality, the gain on debt restructuring, net of related expenses, has been included in a separate line item in the statement of income entitled “Gain on debt restructuring, net” (see Note 5.o and Note 8.2).

5.             Breakdown of the main accounts

(a)          Cash and banks

Cash and banks consist of the following:

	As of December 31, 2005	As of December 31, 2004
Cash	$12	$3
Banks	$34	29
	$46	$32

(b)          Investments

Investments consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Time deposits	$551	$3,330
Government bonds, equity investments and mutual funds	45	356
Subtotal	596	3,686
Impairment loss on the Argentina 2004 bond	-	(56)
	$596	$3,630
Non current
2003 Telecommunications Fund	$2	$2
	$2	$2

(c)          Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Voice, data and Internet	$403	$379
Wireless(i)	363	301
Wireless - related parties	4	2
Directories publishing	36	34
Subtotal	806	716
Allowance for doubtful accounts	(101)	(104)
	$705	$612

(i)                Includes $26 as of December 31, 2005 and $49 as of December 31, 2004 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Tax credits	$28	$26
Prepaid expenses	24	23
Restricted funds	10	6
Advances to employees	2	2
Derivatives	-	9
Other	28	17
Subtotal	92	83
Allowance for doubtful accounts	(6)	-
	$86	$83
Non current
Credit on minimum presumed income tax (i)	$246	$200
Prepaid expenses	12	14
Other tax credits	7	4
Restricted funds	7	4
Other	4	1
Subtotal	276	223
Allowance for doubtful accounts	(7)	(4)
	$269	$219

(i)                Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e)         Inventories

Inventories consist of the following:

	As of December 31, 2005	As of December 31, 2004
Wireless handsets and equipment	$113	$82
Allowance for obsolescence	(9)	(3)
	$104	$79

5.             Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Buildings held for sale	$3	$-
Deferred printing cost	1	1
Raw materials	2	2
Subtotal	6	3
Allowance for other assets	(1)	-
	$5	$3
Non current
Buildings held for sale	$31	$-
Allowance for other assets	(10)	-
	$21	$-

(g) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Suppliers	$679	$443
Deferred revenues	80	46
Agent commissions	37	11
SU reimbursement	25	-
Related parties	13	14
	$834	$514

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Vacation, bonuses and social security payable	$84	$58
Special termination benefits	14	16
Other	6	5
	$104	$79
Non current
Special termination benefits	$30	$29
Other	-	4
	$30	$33

(i) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Tax on Universal Service	$61	$39
Turnover tax	46	39
VAT, net	41	32
Income tax, net(i)	30	1
Tax on minimum presumed income, net	9	17
Regulatory fees	8	6
Internal taxes	9	5
Other	18	14
	$222	$153
Non current
Deferred tax liabilities (Note 10)	$92	$5

(i)                As of December 31, 2005 corresponds 22 and 8 to Telecom and Nucleo, respectively, and as of December 31, 2004 corresponds to Nucleo.

5.             Breakdown of the main accounts (continued)

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Contributions to government programs	$13	$13
Court fee	3	2
Guarantees received	4	3
Other	11	4
	$31	$22
Non current
Deferred revenue on sale of capacity and related services	$32	$34
Asset retirement obligations	21	13
Court fee	15	15
Retirement benefits (Note 15.II.c)	10	7
	$78	$69

(k) Net sales

Net sales consist of the following:

	Years ended December 31,
	2005	2004	2003
Voice	$2,404	$2,302	$2,164
Data	150	151	185
Internet	317	265	207
Subtotal	2,871	2,718	2,556
Wireless	2,797	1,733	1,163
Directories publishing	50	43	34
	$5,718	$4,494	$3,753

(l) Equity gain (loss) from related companies

Equity gain (loss) from related companies consists of the following:

	Years ended December 31,
	2005	2004	2003
Gain on sale of equity interest in Intelsat Ltd	$7	$-	$-
Nahuelsat	-	(2)	2
	$7	$(2)	$2

(m) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2005	2004	2003
Generated by assets
Interest income	$103	$92	$108
Foreign currency exchange (loss) gain	(273)	178	(38)
Impairment loss on the Argentina 2004 bond	-	(56)	-
Holding losses on inventories	(14)	(6)	(5)
Other	(16)	14	(16)
Total generated by assets	$(200)	$222	$49
Generated by liabilities
Interest expense(i)	$(674)	$(747)	$(664)
Loss on discounting of debt	(116)	(21)	-
Less capitalized interest on fixed assets	6	5	6
Foreign currency exchange gain (loss)	761	(638)	711
Loss on derivatives	(83)	-	-
Other	-	7	(54)
Total generated by liabilities	$(106)	$(1,394)	$(1)
	$(306)	$(1,172)	$48

(i)                Includes $82 as of December 31, 2005, $134 as of December 31, 2004 and $72 as of December 31, 2003 corresponding to penalty interests.

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2005	2004	2003
Severance indemnities and special termination benefits	$(57)	$(59)	$(75)
Provision for contingencies	(88)	(24)	(90)
SU reimbursement	(11)	-	-
Allowance for obsolescence and other assets	(18)	(1)	-
Allowance for doubtful accounts	(9)	(1)	(1)
Other, net	18	7	(2)
	$(165)	$(78)	$(168)

5.             Breakdown of the main accounts (continued)

(o) Gain on debt restructuring, net (Note 8)

Gain on debt restructuring consist of the following:

	Years ended December 31,
	2005	2004	2003
Discount on principal	$167	$72	$361
Discount on accrued and penalty interest	984	142	49
Gain on discounting of debt	352	41	-
Subtotal before related expenses and income tax	1,503	255	410
Other related expenses	(79)	(46)	(34)
	$1,424	$209	$376

6.             Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2005	2004	2003	2002
Cash and banks	$46	$32	$26	$53
Current investments	596	3,630	2,441	1,362
Total as per balance sheet	$642	$3,662	$2,467	$1,415
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds”(i)	-	-	-	(36)
- Time deposits with maturities of more than three months	-	(463)	(193)	-
- Government bonds	(40)	(ii)(251)	(58)	(65)
- Equity investments	-	(8)	-	-
Total cash and cash equivalents as shown in the statement of cash flows	$602	$2,940	$2,216	$1,314

(i)                Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance.

(ii)             Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Years ended December 31,
	2005	2004	2003
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(2)	$(90)	$(5)
Trade accounts receivable	(118)	(31)	(334)
Other receivables	(1)	(2)	(3)
Inventories	(49)	(81)	(13)
	$(170)	$(204)	$(355)
Net (decrease) increase in liabilities
Accounts payable	$229	$81	$141
Salaries and social benefits payable	22	5	17
Taxes payable	(13)	(46)	179
Other liabilities	9	4	10
Contingencies	(13)	(18)	(17)
	$234	$26	$330

Income taxes paid during the year ended December 31, 2005 amounted to $11. Interest paid during the years ended December 31, 2005, 2004 and 2003, amounted to $944, $154 and $347, respectively.

•      Non-cash investing and financing activities:

	Years ended December 31,
	2005	2004	2003
Acquisition of fixed assets through incurrence of accounts payable	$194	$227	$188
Acquisition of intangible assets through incurrence of accounts payable	-	12	-
Debt issue costs	4	-	-
Capitalized interest on fixed assets	6	5	6
Wireless handsets lent to customers at no cost(i)	3	8	3
Asset retirement obligations	8	3	10
Provision for minimum presumed income tax	47	46	68
Government bonds and tax credits exchanged for tax certificates	-	4	(84)

(i)                Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

6.             Supplementary cash flow information (continued)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2005	2004	2003
Government bonds with maturities of more than three months	$213	$(147)	$15
Time deposits with maturities of more than three months	442	(235)	(193)
Contribution to the “2003 Telecommunications Fund”	-	-	(2)
Total cash flows from investments not considered as cash equivalents	$655	$(382)	$(180)

Financing activities components:

	Years ended December 31,
	2005	2004	2003
Debt proceeds (Personal)	$1,236	$-	$-
Payment of Notes (Telecom Argentina)	(3,432)	-	(277)
Payment of bank loans (Telecom Argentina, Personal and Nucleo)	(1,252)	(471)	(156)
Payment of interest on Notes and debt-related taxes and fees (Telecom Argentina and Personal)	(773)	-	(231)
Payment of interest on bank loans (Personal and Nucleo)	(125)	(118)	(52)
Payment of debt restructuring related expenses (Telecom Argentina and Personal)	(46)	(36)	(12)
Payment of interest on fixed assets and inventory financing (Telecom Argentina and Personal)	-	-	(52)
Total financing activities components	$(4,392)	$(625)	$(780)

7.             Related party transactions

(a) Controlling group

As of December 31, 2005, Nortel is the controlling shareholder of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina - Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013.

As of December 31, 2005, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina - Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Related parties

Related parties are those legal entities or individuals other than Nortel or any related company as defined under Law No. 19.550, Section 33 (subsidiaries or unconsolidated companies) which are related to the Telecom Italia Group or to W de Argentina - Inversiones S.L.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003:

7.             Related party transactions (continued)

		As of December 31, 2005	As of December 31, 2004
Accounts receivable
Telecom Italia Mobile S.p.A	Roaming	$3	$2
TIM Celular S.A.(a)	Roaming	1	-
		$4	$2
Accounts payable:
Telecom Italia Sparkle S.p.A.(a)	Rights of use	1	12
Telecom Italia Mobile S.p.A.(a)	Fees for services	5	-
Italtel S.A.(a)	Maintenance, mat. and supplies	4	-
Latin American Nautilus USA Inc(a)	International outbound calls	1	-
TIM SUL S.A.(a)	International outbound calls	1	-
La Caja ART S.A.(b)	Insurance	1	-
Telecom Italia S.p.A. Argentine Branch(a)	Fees for services	-	1
Etec S.A.(a)	International outbound calls	-	1
		$13	$14

		Years ended December 31,
	Transaction description	2005	2004	2003
Services rendered:
Related parties as of December 31, 2005
Telecom Italia Sparkle S.p.A.(a)	International inbound calls	$3	$4	$4
Entel S.A. (Bolivia)(a)	International inbound calls	1	1	1
Latin American Nautilus Argentina(a)	International inbound calls	1	-	-
Latin American Nautilus USA Inc(a)	International inbound calls	1	-	-
Telecom Italia Mobile S.p.A.(a)	Roaming	5	4	2
TIM Celular S.A.(a)	Roaming	6	2	-
Corporación Digitel CA(a)	Roaming	1	-	-
Latin American Nautilus(a)	International inbound calls	-	2	1
Former related parties(e)
Golden Lines(c)	International inbound calls	1	1	1
Entel Chile S.A.(c)	International inbound calls	3	10	13
Entel PCS Telecomunicaciones S.A.(c)	Roaming	2	5	4
Total net sales		$24	$29	$26
Services received:
Related parties as of December 31, 2005
Telecom Italia S.p.A. Argentine branch(a)	Fees for services	$(3)	$(3)	$(3)
Telecom Italia S.p.A.(a)	Fees for services	(7)	-	-
Entel S.A. (Bolivia)(a)	International outbound calls	(3)	(4)	(3)
Etec S.A.(a)	International outbound calls	(4)	(3)	(4)
Telecom Italia Sparkle S.p.A.(a)	International outbound calls	(9)	(3)	(3)
Telecom Italia Mobile S.p.A.(a)	Roaming and fees for services	(10)	(1)	(1)
TIM Celular S.A.(a)	Roaming	(3)	-	-
Italtel S.A.(a)	Maintenance, materials and supplies	(1)	-	-
Latin American Nautilus USA Inc.(a)	International outbound calls	(1)	-	-
Latin American Nautilus(a)	International outbound calls and lease of circuits	(1)	(1)	-
Teco Soft Argentina S.A. (in process of liquidation)(a)	Fees for services	-	(3)	(12)
La Caja ART S.A.(b)	Insurance	(3)	(2)	-
Caja de Seguros S.A.(b)	Insurance	(1)	(2)	-
Former related parties(e)
Tel3 S.A.(c)	Fees for services	(8)	(14)	(3)
Entel Chile S.A.(c)	International outbound calls	(3)	(13)	(11)
Golden Lines(c)	International outbound calls	(1)	(1)	(1)
Pirelli Energía Cables y Sistemas de Argentina S.A.(c)	Fees for services	-	(10)	-
Pirelli Telecomunicaciones Cables y Sistemas de Argentina S.A.(c)	Fees for services	-	(4)	-
FCR Argentine branch(d)	Fees for services	-	-	(3)
Sofrecom Argentina S.A.(d)	Fees for services	-	-	(9)
Nahuelsat(c)	Rental expenses	(4)	(8)	(7)
Intelsat Ltd.(c)	Rental expenses	(1)	(3)	(5)
Multibrand(c)	Advertising	-	-	(1)
Total operating costs		$(63)	$(75)	$(66)

7.             Related party transactions (continued)

	Years ended December 31,
	2005	2004	2003
Purchases of fixed assets/intangible assets:
Related parties as of December 31, 2005
Telecom Italia Sparkle S.A.(a)	$18	$24	$-
Italtel S.A.(a)	14	-	-
Italtel S.p.A.(a)	1	-	-
Latin American Nautilus Argentina (a)	1	-	-
Teco Soft Argentina S.A. (in process of liquidation) (a)	-	-	1
Former related parties(e)
Tel3 S.A.(c)	3	4	-
Pirelli Energía Cables y Sistemas de Argentina S.A.(c)	6	-	-
Sofrecom Argentina S.A.(d)	-	-	8
Total fixed assets and intangible assets	$43	$28	$9

(a)             Such companies form part of Telecom Italia Group, a shareholder of the Company.

(b)            Such companies form part of W de Argentina - Inversiones S.L., a shareholder of the Company.

(c)             These companies were a related party before December 31, 2005.

(d)            Such companies had formed part of France Telecom Group, a former shareholder of the Company and were related party until December 2003.

(e)             These entities are no longer related parties at December 31, 2005

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

As of December 31, 2005, Telecom Argentina had loans outstanding to officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

(d) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003 the Annual Shareholders’ Meeting of Cable Insignia S.A. approved the entity’s dissolution. Cable Insignia is currently in process of liquidation.

(e) Sale of the interest in Intelsat Ltd.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of its equity interest in Intelsat to Zeus Holdings Limited for US$ 5 million. The sale transaction was completed in the first quarter of 2005 generating a gain of approximately $6.

(f) Sale of the interest in Nahuelsat S.A.

In August 2005, Publicom sold its 5.75% equity interest in Nahuelsat S.A. for $0.1.

8.             Debt

8.1. The Company’s short-term and long-term debt

As of December 31, 2005 the Company’s short-term and long-term debt comprises the following:

	As of December 31, 2005	As of December 31, 2004
Short-term debt:
- Principal:
Notes	$761	$5,353
Bank loans	39	1,177
Fixed assets financing	-	1,475
Subtotal	800	8,005
- Accrued interest	59	1,259
- Derivatives	46	-
- Penalty interest	-	170
Total short-term debt	$905	$9,434
Long-term debt:
- Principal:
Notes	$3,856	$-
Bank loans	386	1,260
Subtotal	4,242	1,260
- Effect on discounting of debt	(277)	(41)
- Derivatives	31	-
Total long-term debt	$3,996	$1,219
Total debt	$4,901	$10,653

As further described below, on August 31, 2005, all the outstanding debt of Telecom was restructured. The following table segregates the Telecom Group’s debt by company as of December 31, 2005:

8.             Debt (continued)

	Telecom	Personal(i)	Nucleo	Eliminations	Consolidated
Restructured debt
• Principal	3,766	1,238	52	(14)	5,042
• Accrued interest	55	4	-	-	59
Subtotal	3,821	1,242	52	(14)	5,101
• Effect on discounting of debt	(277)	-	-	-	(277)
• Derivatives	77	-	-	-	77
Total restructured debt	3,621	1,242	52	(14)	4,901
• Current	819	77	23	(14)	905
• Non current	2,802	1,165	29	-	3,996

(i)                Includes new debt issued on December 22, 2005, to cancel the outstanding debt restructured on November 20, 2004 (see 8.3.a) below).

8.2. Restructured debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE, as follows:

1.               The Company issued Series A Notes in the following currencies and original principal amounts: $26 million (including CER adjustment), US$105 million, Euro 534 million and Yen 12,328 million. Additionally, the Company paid to creditors who received consideration under Option A, $1 million, US$10 million, Euro 43 million and Yen 396 million for accrued interest from January 1, 2004 through August 31, 2005 (based on the nominal amount of Series A Notes at the contractual interest rates).

2.               The Company issued US$999 million of Series B Notes under Option B. Additionally, the Company paid creditors who received consideration under Option B, US$150 million for accrued interest from January 1, 2004 through August 31, 2005 (based on the nominal amount of Series B Notes at the contractual interest rate).

3.               The Company paid US$565 million to creditors who selected or were allocated into Option C. Additionally, the Company paid creditors who received consideration under Option C, US$21 million for accrued interest from January 1, 2004 through August 31, 2005 (at an annual rate of 2.28%).

4.               The Company made principal payments of US$534 million under the terms of the new Notes consisting of:

a.               mandatory principal payments originally scheduled for October 15, 2004 and April 15, 2005, amounting to US$143 million.

b.              cash reserved but not applied pursuant to Option C (equal to US$98 million) and additional principal prepayments, amounting to US$293 million. Such amount effectively prepaid all principal amortization payments originally scheduled through October 15, 2007, inclusive.

In compliance with the terms of the APE, on October 17, 2005, the Company made a mandatory interest payment amounting to US$13 million covering the period August 31, 2005 through October 15, 2005, and an optional principal prepayment amounting to US$78 million. This amount prepaid all principal amortization payments originally scheduled on April 2008.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors is available for collection provided they follow certain collection procedures.

•            New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

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

8.             Debt (continued)

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

The new Notes have received a rating of B- by both Standard & Poors International Ratings LLC, Argentine branch and Fitch Ratings.

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally shall be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in direct order of maturity, or, at its option, retire the debt instruments through open market purchases or make a voluntary redemption.

Excess cash shall be measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. Based on these financial statements, the Company has determined an “excess cash” of $370 (equivalent to US$ 122 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Telecom will make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Also, the Notes may be redeemed at Telecom Argentina’s option, without payment of any premium or penalty, in whole or in part, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and any additional amounts.

Negative covenants

The terms and conditions of the new Notes require that the Company complies with various negative covenants, including limitations on:

a)                                      Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)                                     Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries) of 2.75 to 1, except for certain permitted liens;

c)                                      Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal.;

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

g)                               Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

Additional information on the terms and conditions is available at the sites www.sec.gov and www.cnv.gov.ar and in the restructuring section of the Company’s website.

These websites are not an integral part of these consolidated financial statements.

8.             Debt (continued)

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)                                     Failure to pay principal or interest;

(ii)                                  Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)                               Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)                              Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements and,

(v)                                 Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes. Telecom Argentina’s default does not trigger an event of default under Personal or Nucleo’s loans. Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs, the creditors (and or their agents or trustees) are entitled, at their option and subject to certain conditions to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 31, 2005). Based on the opinion of an external financial expert, the mandatory payments of the restructured debt has been discounted to its present value using a discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, if corresponds).

As a consequence of the closing of Telecom Argentina’s debt restructuring process, the Company reduced the face value of its financial debt by $352 as of August 31, 2005, with a charge to Gain on debt restructuring. This gain on discounting of debt will be reversed overtime, up to the maturity of the related debt.

As described in Note 5.o, the Company recorded a gain on debt restructuring of $1,503, equal to US$516 million, before related expenses and income tax, as follows:

Equivalent amounts in US$ million	Outstanding debt as of August 31, 2005 (I)	Amounts paid on August 31, 2005 (II)	Discounts (III)	Restructured debt (nominal value)(b) (IV) = (I) - (II) - (III)	Gain on discounting of debt (V)	Book value (VI) = (IV) - (V)
Principal	2,506	(a)(1,099)	(58)	1,349	(121)	1,228
Accrued interest	502	(247)	(255)	-	-	-
Penalty interest	82	-	(82)	-	-	-
	3,090	(1,346)	(395)	1,349	(121)	1,228

(a) Includes an optional payment equal to US$293 million.

(b) Corresponds to the issuance of Notes equal to US$1,883 million, net of a payment of US$534 million.

At the end of 2005, the Company has considered new assumptions in the determination of its estimated cash flows available to service the restructured debt, resulting in a loss of $44 included in Financial results, net in the line “Loss on discounting of debt” and a reduction of the Effect on discounting of debt.

8.             Debt (continued)

Main characteristics of the new Notes

The following table shows the outstanding series of Notes as of December 31, 2005:

					Book value at December 31, 2005 (in million of $)					Fair value
		Nominal					Total	Gain on		as of
		value (in	Outstanding			Accrued	nominal	discounting		December 31,
Series	Class	millions)	debt	Maturity date	Principal	interest	value	of debt	Total	2005
Listed
A-1	1	US$98	US$82	October 2014	250	3	253	(32)	221	238
A-1	2	Euro 493	Euro 416	October 2014	1,492	16	1,508	(178)	1,330	1,404
B-1	-	US$933	US$490	October 2011	1,486	31	1,517	(4)	1,513	1,504
					3,228	50	3,278	(214)	3,064	3,146
Unlisted
A-2	1	US$7	US$6	October 2014	19	-	19	(2)	17	18
A-2	2	Euro 41	Euro 35	October 2014	124	1	125	(15)	110	116
A-2	3	Yen 12,328	Yen 10,405	October 2014	268	1	269	(46)	223	236
A-2	4	$ 26	$ 23	October 2014	23	-	23	-	23	23
B-2	-	US$66	US$35	October 2011	104	3	107	-	107	106
					538	5	543	(63)	480	499
					3,766	55	3,821	(277)	3,544	3,645

•                  Legal actions brought against Telecom Argentina

1.              Originated by the suspension in the payment of the financial debt

As of the date of these financial statements, eight summary attachment proceedings(juicios ejecutivos) for approximately US$3.8 filed against Telecom by individuals alleging to be holders of Telecom’s outstanding notes had concluded. At December 31, 2005, attachments for said proceedings amount approximately US$0.7 million, and are in the process of being released.

2.              Originated by the “homologation” (judicial approval) of the APE

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

As a consequence of said pronouncement, the injunction enjoining Telecom from disposing of certain of its assets ceased to be in force, holders of the outstanding notes shall have to file new proceedings for collection in case the terms and conditions of the new Notes are not fulfilled and, if such is the case, Telecom shall be authorized to apply the remedies set forth in the Bankruptcy Law if more than a year elapses from the issuance of the resolution of section 59 of the abovementioned law (for example, Telecom Argentina’s voluntary petition for special bankruptcy proceedings - “Concurso Preventivo”- or a new APE reviewing process).

3.              Potential judicial claims by non-participant creditors

Telecom Argentina believes that certain non-participating creditors may file actions in the United States of America against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States. On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), as Trustee of the Indenture, did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. During December 2005, both parties briefed the Court, and a ruling was granted in favor of Telecom Argentina’s position on February 24, 2006. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court, which is still pending. If Telecom Argentina is granted un unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

8.             Debt (continued)

•                 Derivatives

As indicated in Note 4.q, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) the Company fails to pay certain of its obligations, (ii) certain of the Company’s obligations are accelerated, (iii) the Company repudiates or declares a moratorium with respect to certain of its obligations, (iv) the Company restructures certain of its obligations in a certain way, or (v) the Company becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at December 31, 2005 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Principal to receive subject to contract	€ 431 million	¥ 9.951 million
- Principal to render subject to contract	US$526 million	US$88 million
- Interest rate to be received in Euro/Yen(*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$6.90% annual	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 484 million	¥ 10,442 million
- Total principal and interest to be paid	US$619 million	US$101 million
- Swap estimated market value as of 12.31.05 - liabilities	US$21.9 million	US$3.3 million

(*)            Coincident to the new Notes rates nominated in that currency in such period.

8.3.         Restructured debt of the subsidiaries

(a) Personal

1. New notes

In September 2005, the Board of Directors of Personal called for a shareholders meeting to create a global program for the issuance of notes (the “Global Program”) to pay down the outstanding notes restructured in 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates and eliminating certain restrictive covenants.

In October 2005, the Ordinary and Extraordinary Shareholders Meeting approved the creation of the Global Program and the issuance of non-convertible unsecured and unsubordinated notes for up to a maximum amount of US$ 500 million or its equivalent in other currencies. The offering of the notes issued under the Global Program and the establishment of the Global Program were authorized by Resolution No. 15,238 of the CNV dated November 10, 2005.

The notes were issued on December 22, 2005, the proceeds of which together with the proceeds from the bank loans (as discussed in 2 below) and available cash were used to fully settle the outstanding principal and interest amount under Series A and Series B issued on November 30, 2004. The amounts paid were approximately US$ 412 million, of which US$ 404 million related to principal and US$ 8 million related to interest.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes. The notes have received international ratings of B- by both Fitch Argentina Calificadora de Riesgo S.A. and Standard & Poor´s International Ratings Ltd., Argentina branch.

8.             Debt (continued)

The following table shows the outstanding series of Notes as of December 31, 2005:

Series	Nominal value (in millions)	Term in years	Maturity date	Annual rate%	Book value as of December 31, 2005	Fair value as of December 31, 2005
1	$ 43	1	December 2006	12.00	43	43
2	$ 87	3	December 2008	(a)13.78	87	87
3	US$ 240	5	December 2010	9.25	728	734
		Principal			858	864
		Accrued interest			1	-
		Issue discount and underwriting fees			(7)	-
		Total			852	864

(a)             Floating Badlar plus 6.5%. Badlar for the period from issuance through March 22, 2006 is 7.28%. Total interest rate cannot be lower than 10% or higher than 20%.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

2. Bank loans

In April 2005, Personal entered into a $13 million loan agreement with a financial institution. The proceeds were used to prepay down principal installments of the Series A and Series B loans. The loan matures in approximately one year.

In July 2005, Personal entered into loan agreements with certain financial institutions aggregating $17 million, the proceeds of which were used to purchase fixed assets. These loans mature between July and September 2006. In November 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. The proceeds of this loan was also used to acquire fixed assets.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of December 31, 2005:

Loans	Nominal value (in millions)	Term in months	Maturity date	Annual rate%	Book value as of December 31, 2005
Peso Facility
Tranche A	$ 57	18	June 2007	12.20	57
Tranche B	$ 30	24	December 2007	13.10	30
Dollar Facility
Tranche A	US$ 34.5	18	June 2007	(a)6.5625	104
Tranche B	US$ 34.5	24	December 2007	(b)6.8125	105
			Principal		296
			Accrued interest		1
			Total		297

(a)             3-months LIBOR of 4.5625 plus 2%.

(b)            3-months LIBOR of 4.5625 plus 2.25%.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

✓              in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

✓              in the case of Series 3, if at any time the Leverage Ratio is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

❖            Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 2.00:1.0 as of December 31, 2005 and shall not be greater than 1.75:1.0 for the quarter ended March 31, 2006 and each quarter ended thereafter;

❖            Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly - including amortization issue discount- ) for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

8.             Debt (continued)

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the Syndicated loans require that Personal comply with various negative covenants, including limitations on:

a)             Incurrence and/or assumption of, and/or permitting to exist in Personal or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)            Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)             Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

d)            Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)             The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)               Sale and leaseback transactions;

g)            Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the Syndicated loans of Personal provide for certain events of default as follows:

a)             Failure to pay principal or interest;

b)            Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its restricted subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

c)             Any final judgment against Personal or its restricted subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)            Any voluntary petition for bankruptcy by Personal or its restricted subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)             Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its restricted subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors (and/or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

Additional information on the terms and conditions is available in the respective documents. These documents are not an integral part of these consolidated financial statements.

(b) Nucleo

In November 2004, Nucleo completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

The restructured debt with local creditors (as of December 31, 2005, US$ 2 million) accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors (as of December 31, 2005, US$ 15 million) accrues interest at a variable interest rate of three-month LIBO plus 4.5%.

8.             Debt (continued)

Since contractual rates are commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring, the new debt has not been discounted.

During fiscal year 2005, Nucleo made optional prepayments to holders of the new loans for an aggregate amount of US$ 28 million, that were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to December 27, 2007 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008 plus the accrued interests as of that dates. Consequently, Nucleo’s outstanding debt as of December 31, 2005, amounted to US$ 17 million with a maturity date on December 27, 2008.

On January 27, 2006, Nucleo made optional prepayments to holders of the new loans for an aggregate amount of US$ 8 million, that were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2008 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008. Consequently, Nucleo’s outstanding debt amounted to US$9 million with a maturity dates on December 27, 2008 and March 27, 2009. Additional information is given in Note 17.

9.             Shareholders’ equity

(a) Common stock

At December 31, 2005, the Company has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,413,941 shares of $1 par value Class B Common Stock and 45,932,738 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only a portion of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

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

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts).

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

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested the Company to take all necessary actions in order to effect the conversion of the shares held in the Trust which had been released from the injunction, to Class B shares.

9.             Shareholders’ equity (continued)

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

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and CNV resolutions, if at the annual shareholders’ meeting, a company’s accumulated losses have absorbed its reserves and at least 50% of its adjusted share capital, a company is required to reduce its capital stock.

The requirements of section 206 were temporarily suspended by governmental decrees until December 10, 2005.

Since the Company reported significant accumulated losses for the year ended December 31, 2005, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualified for mandatory reduction of its capital stock. Accordingly, the Board of Directors will propose to the shareholders that they vote to absorb the Company’s legal reserve for an amount of $277 and a portion of the inflation adjustment of common stock for an amount of $356 in order to remediate this situation.

This absorption does not affect the total Shareholders’ equity and only represents a qualitative variation.

10.          Income tax

Income tax (expense) benefit for the years ended December 31, 2005, 2004 and 2003 consists of the following:

	Years ended December 31,
	2005	2004	2003
Current tax expense	$ (i) (35)	$(1)	$-
Deferred tax (expense) benefit	(504)	223	(112)
Valuation allowance	417	(248)	119
Income tax (expense) benefit, net	$ (ii)(122)	$ (iii)(26)	$7

(i)                Corresponds $(25) to Telecom Argentina, $(8) to Nucleo and $(2) to Publicom.

(ii)             Corresponds $(219) to Telecom Argentina, $104 to Personal, $(4) to Nucleo and $(3) to Publicom.

(iii)          Corresponds $(2) to Publicom, $(6) to Personal and $(18) to Nucleo.

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

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2005					As of
	Telecom	Personal	Núcleo	Publicom	Total	December 31, 2004
Tax loss carryforwards	$780	$192	$-	$2	$974	$1,573
Foreign exchange gains and losses	63	17	-	-	80	161
Allowance for doubtful accounts	43	22	-	2	67	78
Provision for contingencies	71	52	-	4	127	82
Other deferred tax assets	50	9	-	-	59	241
Total deferred tax assets	1,007	292	-	8	1,307	2,135
Fixed assets	(145)	(65)	2	-	(208)	(293)
Inflation adjustments(i)	(780)	(129)	(4)	-	(913)	(1,152)
Total deferred tax liabilities	(925)	(194)	(2)	-	(1,121)	(1,445)
Subtotal deferred tax assets (liabilities)	82	98	(2)	8	186	690
- Valuation allowance	(276)	-	-	(2)	(278)	(ii)(695)
Net deferred tax assets (liabilities) As of December 31, 2005	$(194)	$98	$(2)	$6	$(92)
Net deferred tax assets (liabilities) As of December 31, 2004	$-	$(6)	$(6)	$7		$(5)

(i)                Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

(ii)             Corresponded to the Company.

10.          Income tax (continued)

Income tax expense for the years ended December 31, 2005, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2005	2004	2003
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(512)	$225	$(128)
Non taxable items	(2)	(3)	16
Tax payable(i)	(25)	-	-
Change in valuation allowance	417	(248)	119
Income tax expense	$(122)	$(26)	$7

(i)                Includes $(24) for National Fiscal Court’s unfavorable resolutions to Telecom corresponding to periods prior to 2005.

As of December 31, 2005, the Company has accumulated operating tax loss carryforwards of $974. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Telecom Argentina	Personal	Publicom	Total consolidated
2007	748	159	-	907
2008	-	-	2	2
2009	32	-	-	32
2010	-	33	-	33
Total	780	192	2	974

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. However, the Company and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2005, a valuation allowance for an amount of $276 has been provided for Telecom Argentina’s related deferred tax assets.

Impact of inflation adjustments on fixed assets

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

Under one approach, the FACPCE, in line with IFRS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

Under a second approach, the CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be considered permanent rather than temporary differences.

In order to comply with applicable rules and regulations, in May 2003, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

10.          Income tax (continued)

In August 2005, the CPCECABA approved the RT and related interpretations issued by the FACPCE. The CPCECABA resolution permits entities who have recorded the difference between the tax basis and the indexed amounts of fixed assets as permanent to (i) continue treating the difference as permanent or (ii) treating the difference as temporary. Entities who have originally recorded the difference between the tax basis and the indexed amounts of fixed assets as temporary are not allowed the optional treatment. CNV Resolutions No. 485/05 and 487/06 adopted the new accounting standard which will be effective for the Company as from January 1, 2006. Since the Company has treated the difference as temporary, the application of the new accounting standard will not have an impact in the Company’s financial position or results of operations.

11.          Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $206 as of December 31, 2005, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements, inventory and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Contingencies

The Company is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Company has established reserves for an aggregate amount of $305 to cover potential losses under these claims.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

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

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2005, total claims in these labor lawsuits amounted to $17.

11.          Commitments and contingencies (continued)

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. Accordingly, in July 2005, Telecom Argentina paid $9.4 in principal and $24.8 in interest.

Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit. Thus, Telecom Argentina has recorded a charge to income taxes of $9.4 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $34.2 which Telecom Argentina estimates it would recover through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, as of June 30, 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed the first sentence issued by the National Fiscal Court and plans to appeal the second judgment in the short term.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

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

11.          Commitments and contingencies (continued)

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

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2005, these restricted funds totaled $15. The Company has reclassified these balances to other receivables on the Company’s balance sheet.

12.          Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through seven legal entities which represent seven operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas(i)
Wireless	Personal
Nucleo
Cable Insignia(ii)
Directories publishing	Publicom

(i)            Dormant entity at December 31, 2005.

(ii)           Dormant entity. In process of liquidation.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

12.          Segment information (continued)

For the years ended December 31, 2005, 2004 and 2003, more than 90 percent of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2005

•                  Income statement information

	Voice, data and
	Internet	Wireless			Directories
	(a)	Personal	Nucleo	Subtotal	publishing	Total
Services	2,871	2,254	211	2,465	50	5,386
Handsets	-	322	10	332	-	332
Net sales	2,871	2,576	221	2,797	50	5,718

Salaries and social security	(558)	(99)	(14)	(113)	(14)	(685)
Taxes	(165)	(223)	(6)	(229)	(1)	(395)
Maintenance, materials and supplies	(207)	(69)	(10)	(79)	(19)	(305)
Bad debt expense	(5)	(22)	(1)	(23)	(1)	(29)
Interconnection costs	(144)	-	-	-	-	(144)
Cost of international outbound calls	(94)	-	-	-	-	(94)
Lease of circuits	(30)	(11)	(7)	(18)	-	(48)
Fees for services	(79)	(74)	(5)	(79)	-	(158)
Advertising	(41)	(100)	(9)	(109)	(2)	(152)
Cost of wireless handsets	-	(602)	(11)	(613)	-	(613)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(b)(369)	-	(386)
Other commissions	(39)	(40)	(1)	(41)	(2)	(82)
Roaming	-	(114)	(1)	(115)	-	(115)
Charges for termination of calls coming from other cellular operators (“TLRD”)	-	(251)	(20)	(271)	-	(271)
Others	(119)	(98)	(19)	(117)	(3)	(239)
Operating income before depreciation and amortization	1,373	530	91	621	8	2,002
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	(1,454)
Amortization of intangible assets	(9)	(20)	(15)	(35)	-	(44)
Operating income	289	173	35	208	7	504
Equity gain from related companies	7	-	-	-	-	7
Financial results, net	(117)	(188)	(3)	(191)	2	(306)
Other (expenses) income, net	(111)	(52)	1	(51)	(3)	(165)
Gain on debt restructuring	1,424	-	-	-	-	1,424
Net income (loss) before income tax and minority interest	1,492	(67)	33	(34)	6	1,464
Income tax	(219)	104	(4)	100	(3)	(122)
Minority interest	-	-	(8)	(8)	-	(8)
Net income	1,273	37	21	58	3	1,334

(a)          Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Also includes a net loss of $1 corresponding to Micro Sistemas.

(b)         Includes $276 corresponding to agent commissions ($260 corresponding to Personal and $16 corresponding to Nucleo).

•                  Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	1	5,959
Intangible assets, net	91	644	26	670	3	764
Capital expenditures in fixed assets(c)	260	261	32	293	-	553
Capital expenditures in intangible assets	19	-	-	-	-	19
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	(1,454)
Amortization of intangible assets	(12)	(21)	(15)	(36)	-	(48)
Net financial debt	(3,062)	(1,163)	(36)	(1,199)	2	(4,259)

(c)          Not including materials and asset retirement obligations.

•             Cash flow information

Cash flows provided by operating activities	1,458	391	116	507	2	1,967
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	(1)	(581)
Decrease in investments not considered as cash and cash equivalents	668	-	-	-	-	668
Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	(1)	87
Cash flows from financing activities:
Debt proceeds	-	1,236	-	1,236	-	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	-	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	-	(944)
Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	-	(4,392)
Increase (decrease) in cash and cash equivalents	(2,407)	66	2	68	1	(2,338)
Cash and cash equivalents at the beginning of year	2,850	88	1	89	1	2,940
Cash and cash equivalents at year-end	443	154	3	157	2	602

12.          Segment information (continued)

For the year ended December 31, 2004

•                  Income statement information

	Voice, data and
	Internet	Wireless			Directories
	(a)	Personal	Nucleo	Subtotal	publishing	Total
Services	2,718	1,431	166	1,597	43	4,358
Handsets	-	135	1	136	-	136
Net sales	2,718	1,566	167	1,733	43	4,494

Salaries and social security	(491)	(80)	(10)	(90)	(12)	(593)
Taxes	(148)	(144)	(8)	(152)	(1)	(301)
Maintenance, materials and supplies	(184)	(28)	(6)	(34)	(15)	(233)
Bad debt expense	8	(11)	(1)	(12)	(1)	(5)
Interconnection costs	(135)	-	-	-	-	(135)
Cost of international outbound calls	(82)	-	-	-	-	(82)
Lease of circuits	(34)	(8)	(4)	(12)	-	(46)
Fees for services	(81)	(18)	(2)	(20)	(1)	(102)
Advertising	(27)	(57)	(7)	(64)	(2)	(93)
Cost of wireless handsets	-	(233)	(4)	(237)	-	(237)
Agent commissions and distribution of prepaid cards commissions	(18)	(139)	(20)	(b)(159)	-	(177)
Other commissions	(36)	(23)	(2)	(25)	-	(61)
Roaming	-	(65)	-	(65)	-	(65)
Charges for TLRD	-	(124)	(13)	(137)	-	(137)
Others	(109)	(58)	(13)	(71)	(1)	(181)
Operating income before depreciation and amortization	1,381	578	77	655	10	2,046
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	(1,552)
Amortization of intangible assets	(48)	(28)	(17)	(45)	(1)	(94)
Operating income	100	269	25	294	6	400
Equity loss from related companies	-	-	-	-	(2)	(2)
Financial results, net	(989)	(166)	(18)	(184)	1	(1,172)
Other (expenses) income, net	(68)	(11)	1	(10)	-	(78)
Gain on debt restructuring	(21)	223	7	230	-	209
Net income (loss) before income tax and minority interest	(978)	315	15	330	5	(643)
Income tax	-	(6)	(18)	(24)	(2)	(26)
Minority interest	-	-	3	3	-	3
Net income (loss)	(978)	309	-	309	3	(666)

(a)          Includes net sales of $38, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA.

(b)         Includes $107 corresponding to agent commissions ($94 corresponding to Personal and $13 corresponding to Nucleo).

•                  Balance sheet information

Fixed assets, net	5,387	1,352	155	1,507	1	6,895
Intangible assets, net	84	648	38	686	3	773
Capital expenditures in fixed assets(c)	159	232	34	266	-	425
Capital expenditures in intangible assets	24	-	-	-	-	24
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	(1,552)
Amortization of intangible assets	(50)	(29)	(19)	(48)	(1)	(99)
Net financial debt	(5,842)	(1,044)	(106)	(1,150)	1	(6,991)

(c)          Not including materials and asset retirement obligations.

•             Cash flow information

Cash flows provided by (used in) operating activities	1,754	366	81	447	(1)	2,200
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(233)	(32)	(265)	-	(473)
(Increase) decrease in investments not considered as cash and cash equivalents	(465)	69	18	87	-	(378)
Total cash flows used in investing activities	(673)	(164)	(14)	(178)	-	(851)
Cash flows from financing activities:
Payment of debt	-	(381)	(90)	(471)	-	(471)
Payment of interest and debt-related expenses	(17)	(116)	(21)	(137)	-	(154)
Total cash flows used in financing activities	(17)	(497)	(111)	(608)	-	(625)
Increase (decrease) in cash and cash equivalents	1,064	(295)	(44)	(339)	(1)	724
Cash and cash equivalents at the beginning of year	1,786	383	45	428	2	2,216
Cash and cash equivalents at year-end	2,850	88	1	89	1	2,940

12.          Segment information (continued)

For the year ended December 31, 2003

•                  Income statement information

	Voice, data and
	Internet	Wireless			Directories
	(a)	Personal	Nucleo	Subtotal	publishing	Total
Services	2,556	989	158	1,147	34	3,737
Handsets	-	15	1	16	-	16
Net sales	2,556	1,004	159	1,163	34	3,753

Salaries and social security	(424)	(64)	(10)	(74)	(8)	(506)
Taxes	(150)	(102)	(4)	(106)	-	(256)
Maintenance, materials and supplies	(117)	(27)	(6)	(33)	(14)	(164)
Bad debt expense	3	(8)	(2)	(10)	(4)	(11)
Interconnection costs	(136)	-	-	-	-	(136)
Cost of international outbound calls	(76)	-	-	-	-	(76)
Lease of circuits	(29)	(3)	(6)	(9)	-	(38)
Fees for services	(83)	(9)	(4)	(13)	(2)	(98)
Advertising	(23)	(14)	(6)	(20)	(1)	(44)
Cost of wireless handsets	-	(22)	-	(22)	-	(22)
Agent commissions and distribution of prepaid cards commissions	(21)	(60)	(15)	(b)(75)	-	(96)
Other commissions	(36)	(20)	(8)	(28)	-	(64)
Roaming	-	(39)	-	(39)	-	(39)
Charges for TLRD	-	(51)	(11)	(62)	-	(62)
Others	(100)	(45)	(10)	(55)	(2)	(157)
Operating income before depreciation and amortization	1,364	540	77	617	3	1,984
Depreciation of fixed assets	(1,436)	(288)	(39)	(327)	(5)	(1,768)
Amortization of intangible assets	(63)	(32)	(14)	(46)	-	(109)
Operating income (loss)	(135)	220	24	244	(2)	107
Equity gain from related companies	-	-	-	-	2	2
Financial results, net	(132)	134	34	168	12	48
Other expenses, net	(121)	(37)	-	(37)	(10)	(168)
Gain on debt restructuring	280	90	-	90	6	376
Net income (loss) before income tax and minority interest	(108)	407	58	465	8	365
Income tax	-	-	11	11	(4)	7
Minority interest	-	-	(21)	(21)	-	(21)
Net income (loss)	(108)	407	48	455	4	351

(a)          Includes net sales of $34, operating income before depreciation of $17, operating profit of $17 and net income of $17 corresponding to Telecom Argentina USA.

(b)         Includes $38 corresponding to agent commissions ($26 corresponding to Personal and $12 corresponding to Nucleo).

•             Balance sheet information

Fixed assets, net	6,443	1,405	149	1,554	4	8,001
Intangible assets, net	110	677	54	731	4	845
Capital expenditures in fixed assets(c)	52	53	15	68	-	120
Capital expenditures in intangible assets	-	2	2	4	-	4
Depreciation of fixed assets	(1,436)	(288)	(39)	(327)	(5)	(1,768)
Amortization of intangible assets	(67)	(32)	(16)	(48)	-	(115)
Net financial debt	(6,220)	(1,209)	(152)	(1,361)	1	(7,580)

(c)          Not including materials and asset retirement obligations.

•                  Cash flow information

Cash flows provided by operating activities	1,521	427	72	499	7	2,027
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(61)	(16)	(77)	-	(168)
Increase in investments not considered as cash and cash equivalents	(85)	(74)	(18)	(92)	-	(177)
Total cash flows used in investing activities	(176)	(135)	(34)	(169)	-	(345)
Cash flows from financing activities:
Decrease in debt	-	-	(11)	(11)	-	(11)
Repurchase of debt	(328)	(87)	-	(87)	(7)	(422)
Payment of interest and debt-related expenses	(295)	(36)	(16)	(52)	-	(347)
Inter-segment transfers of cash	5	(5)	-	(5)	-	-
Total cash flows used in financing activities	(618)	(128)	(27)	(155)	(7)	(780)
Increase in cash and cash equivalents	727	164	11	175	-	902
Cash and cash equivalents at the beginning of year	1,059	219	34	253	2	1,314
Cash and cash equivalents at year-end	1,786	383	45	428	2	2,216

13.                               Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net (loss)/gain	Net (loss) income
Year 2005:
March 31,	1,237	508	142	175	279
June 30,	1,348	464	81	124	179
September 30,	1,472	509	124	(208)	1,165
December 31,	1,661	521	157	(397)	(289)
	5,718	2,002	504	(306)	1,334
Year 2004:
March 31,	1,017	494	65	95	124
June 30,	1,053	489	67	(393)	(354)
September 30,	1,141	499	76	(324)	(261)
December 31,	1,283	564	192	(550)	(175)
	4,494	2,046	400	(1,172)	(666)
Year 2003:
March 31,	851	453	(24)	961	907
June 30,	899	490	17	58	381
September 30,	961	504	31	(490)	(509)
December 31,	1,042	537	83	(481)	(428)
	3,753	1,984	107	48	351

14.          Unconsolidated information

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

Balance sheets:

	As of December 31,	As of December 31,
	2005	2004
ASSETS
Current Assets
Cash and banks	$38	$24
Investments	520	3,554
Accounts receivable, net	349	327
Other receivables	34	59
Other assets, net	2	-
Total current assets	943	3,964
Non-Current Assets
Other receivables, net	169	134
Investments(i)	798	1,068
Fixed assets, net	4,510	5,385
Intangible assets, net	91	84
Other assets, net	21	-
Total non-current assets	5,589	6,671
TOTAL ASSETS	$6,532	$10,635
LIABILITIES
Current Liabilities
Accounts payable	$399	$315
Debt	819	9,418
Salaries and social security payable	92	69
Taxes payable	72	61
Other liabilities	29	21
Contingencies	54	11
Total current liabilities	1,465	9,895
Non-Current Liabilities
Debt	2,802	-
Salaries and social security payable	30	33
Taxes payable	194	-
Other liabilities	64	62
Contingencies	141	143
Total non-current liabilities	3,231	238
TOTAL LIABILITIES	$4,696	$10,133
SHAREHOLDERS’ EQUITY	$1,836	$502
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,532	$10,635

(i)             Includes $796 and $1,002 as of December 31, 2005 and 2004, respectively, corresponding to Telecom Argentina’s equity interests in it’s consolidated subsidiaries. As of December 31, 2005, includes $762 and $34, corresponding to Personal and Publicom, respectively. As of December 31, 2004, includes $970, $30, $1 and $1, corresponding to Personal, Publicom, Micro Sistemas and Telecom Argentina USA, respectively.

14.                               Unconsolidated information (continued)

Statements of income:

	Years ended December 31,
	2005	2004	2003
Net sales	$3,113	$2,876	$2,672
Cost of services	(1,897)	(1,918)	(1,976)
Gross profit	1,216	958	696
General and administrative expenses	(150)	(139)	(133)
Selling expenses	(539)	(558)	(583)
Operating income	527	261	(20)
Equity gain (loss) from long-term investments(i)	(196)	173	334
Financial results, net	(97)	(1,016)	(125)
Other expenses, net	(105)	(63)	(118)
Gain on debt restructuring, net	1,424	(21)	280
Net income (loss) before income tax	1,553	(666)	351
Income tax, net	(219)	-	-
Net income (loss)	$1,334	$(666)	$351

(i)             The equity gain (loss) from long-term investments includes:

	Years ended December 31,
	2005	2004	2003

Publicom	$4	$3	$6
Personal	(205)	170	327
Telecom Argentina USA	(1)	-	1
Micro Sistemas	(1)	-	-
Gain on sale of equity interest in Intelsat Ltd	7	-	-
Total	$(196)	$173	$334

Condensed statements of cash flows:

	Years ended December 31,
	2005	2004	2003
Cash flows provided by operating activities	$1,445	$1,756	$1,527
Cash flows from investing activities
Acquisition of fixed and intangible assets	(294)	(206)	(91)
Decrease (increase) in investments not considered as cash and cash equivalents	751	(465)	(85)
Total cash flows provided by (used in) investing activities	457	(671)	(176)
Cash flows from financing activities
Payment of debt	(3,432)	-	-
Repurchase of debt	-	-	(328)
Payment of interest and debt-related expenses	(805)	(17)	(295)
Total cash flows used in investing activities	(4,237)	(17)	(623)
(Decrease) increase in cash and cash equivalents	(2,335)	1,068	728
Cash and cash equivalents at the beginning of year	2,853	1,785	1,057
Cash and cash equivalents at year end	$518	$2,853	$1,785

15.                               Differences between Argentine GAAP and US GAAP

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

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than  historical cost-based financial reporting for both Argentine GAAP and US GAAP.

15.                               Differences between Argentine GAAP and US GAAP (Continued)

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2005	2004	2003
Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$1,334	$(666)	$351
US GAAP adjustments:
Foreign currency translation (a)	(10)	9	(53)
Capitalization of foreign currency exchange differences (b.1)	29	6	78
Capitalization of foreign currency exchange differences (b.2)	100	117	118
Debt Restructurings (c)	(1,230)	(235)	-
Extinguishment of Personal’s restructured debts (d)	165	-	-
Personal Pre-APE Debt Restructurings (e)	-	20	23
Other adjustments (f)	(5)	(6)	6
Tax effects on US GAAP adjustments (g.1)	328	34	(79)
Valuation allowance (g.2)	424	(60)	24
Minority interest (h)	3	(1)	17
Net income (loss) under US GAAP	$1,138	$(782)	$485

	As of December 31,
	2005	2004	2003
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$1,836	$502	$1,168
US GAAP adjustments:
Foreign currency translation (a)	39	47	38
Capitalization of foreign currency exchange differences (b.1)	(784)	(813)	(819)
Capitalization of foreign currency exchange differences (b.2)	470	370	253
Debt Restructurings (c)	(1,300)	(235)	-
Personal Pre-APE Debt Restructurings (e)	-	-	(20)
Other adjustments (f)	3	1	7
Tax effects on US GAAP adjustments (g.1)	565	239	205
Valuation allowance (g.2)	-	(424)	(364)
Minority interest (h)	(10)	(13)	(12)
Shareholders’ equity (deficit) under US GAAP	$819	$(326)	$456

	Years ended December 31,
	2005	2004	2003
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ (deficit) equity as of the beginning of the year	$(326)	$456	$(10)
Other comprehensive income (loss)	7	-	(19)
Net income (loss) under US GAAP	1,138	(782)	485
Shareholders’ equity (deficit) as of the end of the year	$819	$(326)	$456

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

Under US GAAP, the financial statements of the Company’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”). Under SFAS No.52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each year, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the years, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the year-end current rate has been used to translate them to the reporting currency, the Argentine Peso for the Company. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

15.          Differences between Argentine GAAP and US GAAP (Continued)

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 29, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred.

b.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2005, 2004 and 2003, of the adjustment described in b.1 above.

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Personal’s subsidiary, Nucleo, completed the restructuring of their respective outstanding indebtedness. The restructuring of Telecom Argentina, Personal and Nucleo´s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

Under Argentine GAAP, during the year ended December 31, 2005, Telecom Argentina recorded a net pre-tax gain on debt restructuring of $1,424. In the fourth quarter of 2004, Personal and Nucleo recorded a net pre-tax gain on debt restructuring of $230. Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the year ended December 31, 2005, Telecom Argentina recorded a $75 loss on accretion. Personal recorded a $1 loss on accretion for the year ended December 31, 2004 and a $41 loss on accretion from January 1, 2005 through December 22, 2005, the date on which Personal’s restructured debt was extinguished (See Note 15.d. below for details).

Under US GAAP, the entities performed an analysis under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the Debt Restructurings represented troubled debt restructurings. Following the EITF 02-04 guidance, the entities concluded that the Debt Restructurings were in fact troubled debt restructurings since (i) the entities were in financial difficulties and (ii) creditors had granted them a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP the gain on debt restructuring was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS No.15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No.15, no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

Accordingly, for those restructured loans where their carrying value did not exceed the total future cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructurings. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

15.          Differences between Argentine GAAP and US GAAP (Continued)

On the other hand, for those restructured loans where their total future cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future cash payments specified by the new terms, and a gain on restructuring was recognized under US GAAP equal to the amount of the reduction. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

In summary, the US GAAP reconciling item reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of a portion of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, (c) reversal of the interest expense computed under Argentine GAAP and (d) the computation of the interest expense under US GAAP as described above.

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2005	2004

Reversal of loss on accretion recognized under Argentine GAAP(a)	$116	$1
Reversal of a portion of gain on restructuring recognized under Argentine GAAP(b).	(1,393)	(239)
Reversal of interest expense computed under Argentine GAAP(c)	200	12
Computation of interest expense under US GAAP(d)	(153)	(9)
Total US GAAP reconciling item for Debt Restructurings	$(1,230)	$(235)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2005	2004
Reversal of loss on accretion recognized under Argentine GAAP(a)	$117	$1
Reversal of a portion of gain on restructuring recognized under Argentine GAAP(b).	(1,632)	(239)
Reversal of interest expense computed under Argentine GAAP(c)	212	12
Computation of interest expense under US GAAP(d)	(162)	(9)
Extinguishment of Personal’s restructured debts (Note 15.d)	165	-
Total US GAAP reconciling item for Debt Restructurings	$(1,300)	$(235)

Breakdown by entity	As of December 31,
	2005	2004
Telecom Argentina	$(1,293)	$-
Personal	-	(225)
Nucleo	(7)	(10)
Total US GAAP reconciling item for Debt Restructurings	$(1,300)	$(235)

d) Extinguishment of Personal’s restructured debts

As discussed in Note 8.3, on December 22, 2005, Personal issued three series of Notes and two term loan facilities, the net proceeds of which were used, together with available cash, to fully settle all amounts of principal and interest outstanding under Series A and Series B loans, which had been issued in November 2004 pursuant to Personal’s debt restructuring (“Personal’s restructured debts”).

As Personal’s restructured debts were fully settled, under both Argentine GAAP and US GAAP, the Company derecognized such debts and recorded a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debts and the cash surrendered.

As discussed in Note 15.c. above, Personal’s restructured debts had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Personal’s restructured debts as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Personal’s restructured debts and the Argentine GAAP basis gave rise to a different gain on debt extinguishment which is shown as a reconciling item.

e) Personal Pre-APE Debt Restructurings

In December 2002, Personal restructured a portion of its outstanding indebtedness as of that date. Under Argentine GAAP, Personal recognized a gain to carry the restructured debt to its present value. Under US GAAP, Personal assessed the transaction under SFAS No. 15 and EITF 02-04 and treated the restructuring as a troubled debt restructuring. As the carrying value of the old debt did not exceed the total future cash payments specified by the new debt, no gain was recognized under US GAAP.

15.                               Differences between Argentine GAAP and US GAAP (Continued)

During the year ended December 31, 2004, Personal received notices of acceleration for the restructured debt in December 2002 amounting to US$ 27 million. Accordingly, Personal recorded a loss of $20 under Argentine GAAP to carry such debt at fair value. Since no gain had been originally recorded under US GAAP and the old debt had not been derecognized, the US GAAP adjustment reflects the reversal of the loss recorded under Argentine GAAP.

f) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2005	2004	2003

Inventories	$-	$-	$5
Present-value accounting	2	(8)	3
Accounting for investments in debt securities	(7)	-	-
Equity gain (loss) on related companies	-	2	(2)
Total other adjustments(f)	$(5)	$(6)	$6

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2005	2004	2003

Present-value accounting	$3	$1	$9
Equity gain (loss) on related companies	-	-	(2)
Total other adjustments(f)	$3	$1	$7

- Inventories

Under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

- Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

- Accounting for investments in debt securities

Under Argentine GAAP, certain investments in debt securities were recorded at fair value with an unrealized gain of $7 recognized in the statement of income as of December 31, 2005. Under US GAAP, these investments were classified as available-for-sale and unrealized gain was excluded from earnings and reported as a separate component of shareholders equity until sale or disposal.

- Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale and ceased depreciating them as from September 30, 2005. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met, under US GAAP, these buildings are still classified as held and used and depreciated.

The depreciation of these assets for the three-month period from September 30, 2005 through December 31, 2005 is less than 1 million. Therefore, this effect is not shown on the summary table above.

- Equity gain (loss) on related companies

As of December 31, 2004, the Company held a 5.75% ownership interest in Nahuelsat. Under Argentine GAAP, the Company recorded this investment at the lower of cost or net realizable value.

15.          Differences between Argentine GAAP and US GAAP (Continued)

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

During the year ended December 31, 2005, the Company sold its investment in Nahuelsat, recording a gain of $0.1 for both Argentine GAAP and US GAAP.

g) Income taxes

g.1) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

g.2) Valuation allowance

Due to the outcome of the debt restructuring of Telecom Argentina and based on current future projections, the Company reversed the valuation allowance previously provided for under US GAAP.

Also, and based on current future projections, Personal fully reversed the valuation allowance previously provided for under US GAAP.

h) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

i) Accounting for stock transferred by the Argentine Government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN - APB No 25 “Accounting for Stock Issued to Employees - Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

15.                               Differences between Argentine GAAP and US GAAP (Continued)

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

j) Indefinite-life intangibles impairment testing

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

Under US GAAP, the Company adopted SFAS No.142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. The Company determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Under SFAS 142, indefinite-life intangibles are not amortized but subject to annual impairment testing or more frequent testing if an event occurs or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying value. The Company has assessed the impairment of its PCS license under SFAS 142. The impairment testing involves determining the fair market value of its PCS license and comparing the value with its carrying value. Based on this assessment, there was no impairment identified for the periods presented.

k) Other Derivatives

As discussed in Notes 8.2 and 8.3, the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal´s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. zero-cost collar and optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Since it was determined that (i) the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, and (ii) a separate instrument with the same terms would not qualify as a derivative instrument, the embedded derivative were not separated from the host contract.

II. Additional disclosure requirements

a)      Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2015. Rent expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2005, are as follows:

15.                               Differences between Argentine GAAP and US GAAP (Continued)

Year ending December 31, 2006	30
Year ending December 31, 2007	15
Year ending December 31, 2008	8
Year ending December 31, 2009	4
Thereafter	3
Total	$60

Rental expense for the years ended December 31, 2005, 2004 and 2003 is included in Note 16.h.

The Company does not have assets under capital leases for the years ended December 31, 2005, 2004 and 2003.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of December 31, 2005 and 2004 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	40	40	251	251

15.          Differences between Argentine GAAP and US GAAP (Continued)

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payables and no significant changes in interest rates.

Debt

The fair value of the Company’s debt as of December 31, 2005 is estimated based on quoted market prices for the same or similar issues. As of December 31, 2005, the fair value of the Company’s debt was $5,017 and the related carrying amount was $4,901. As of December 31, 2004, the fair value of the Company’s debt was $9,183 and the related carrying amount was $10,653.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c)      Benefit under Collective Bargaining Agreement

As described in Note 4.o., retirement benefits consist of the payment of a single lump sum at retirement equal to one salary for each five years of service due to normal retirement, death or disability. Those employees who voluntary resign (for any reason) or retire for other reasons are ineligible. Telecom Argentina accounts for such benefits under SFAS No.87.

The following tables summarize benefit costs for the years ended December 31, 2005, 2004 and 2003, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2005 and 2004:

	As of December 31,
	2005	2004
Accumulated benefit obligation	$4	$5
Effect of future compensation increases	6	2
Projected benefit obligation	$10	$7

	Years ended December 31,
	2005	2004	2003
Service cost	$1	$1	$1
Interest cost	2	1	1
Total benefit cost	$3	$2	$2

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2005	2004	2003
Discount rate(1)	10.5%	11%	10%
Projected increase rate in compensation	10-30%	2-12%	2-10%

(1)          Represents estimates of real rate of interest rather than nominal rate in $.

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

15.          Differences between Argentine GAAP and US GAAP (Continued)

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

-                    the ability to finance and manage expected growth;

-                    customer churn-rates;

-                    impact of competitive services, products and pricing;

-                    dependence on key personnel;

-                    legal proceedings; and

-                    government regulation.

e)      Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2005 and 2004 was $21 and $13, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2005 and 2004 were not significant.

f)       Segment Information

As discussed in Note 12, the Company has identified its operating segments to be the seven legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

Under Argentine GAAP, the Company has combined these operating segments into three reportable segments based on the nature of products and services provided by the entities. The three reportable segments under Argentine GAAP are: Voice, data and Internet services, Wireless services and Directory publishing services.

Paragraph 17 of SFAS No.131 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

The Company has assessed whether the operating segments combined to create the “Wireless services” reportable segment have similar economic characteristics. As such, the Company determined that Nucleo (the subsidiary which provides wireless services in Paraguay) does not show similar long-term average gross margins with those of Personal. Cable Insignia has been dormant and with no operations for all periods presented, and therefore has no impact in presentation. Accordingly, following the guidance in paragraph 17 of SFAS No. 131, Nucleo would not be aggregated together with Personal to create one reportable segment, but rather it would be shown as a separate operating segment.

Even though Nucleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 12 to the consolidated financial statements shows information for both Personal and Nucleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Nucleo is already disclosed in Note 12, the effect of the application of paragraph 17 of SFAS No. 131 would only be the (i) elimination of the column totaling Personal and Nucleo and (ii) labeling Nucleo as a separate Wireless segment.

g)      Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2005 and 2004.

Under US GAAP, the Company applies the principles of SFAS No.109. Pursuant to SFAS No.109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

15.                               Differences between Argentine GAAP and US GAAP (Continued)

As of December 31, 2005, the net current deferred tax asset is $394 and the net non-current deferred tax asset is $79 under US GAAP. As of December 31, 2004, the net current deferred tax asset is $935 and the net non-current deferred tax liability is $997 under US GAAP.

Current restricted cash

Under Argentine GAAP, as described in Notes 8.2. and 11.c., the Company has classified restricted cash amounting to $17 as other receivables. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2005 represented cash in escrow related to certain judicial proceedings. The restricted cash is $ 12 as of December 31, 2004.

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

h)      Acquisition of indefeasible rights of use

During 2004 and 2005, the Company entered into two capacity agreements for a total amount of US$14.5 million with Telecom Italia Sparkle S.p.A., a related party, (the “TIS IRU Contracts”) pursuant to which the Company purchased the rights to use of fiber optic capacity for a period of 15 years. As of December 31, 2005, an amount of US$0.5 million is still outstanding under the “TIS IRU Contracts”. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the TIS IRU contracts aggregating US$6.6 million.

Under Argentine GAAP, the Company recognized the up-front cash payment and the remaining payable related to the TIS IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts, i.e. 15 years. Amortization expense is included under intangible amortization in the statement of income. The Company determined that the two capacity agreements are service contracts.

Under US GAAP, neither the cash up-front payment nor the remaining amount payable under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the TIS IRU contracts. Accordingly, amortization expense would have been reduced by $1.8 and $0.1 for the years ended December 31, 2005 and 2004 and service expense would have been increased by same amounts for those years.

Sale of a portion of indefeasible rights of use purchased under the TIS IRU Contracts

During 2004 and 2005, the Company entered into a capacity agreement with Antel Uruguay, pursuant to which the Company provides the right to use a portion of the capacity acquired under the TIS IRU Contracts for a value of US$2.8 million and US$1.8 million, respectively (the “Antel Agreements”). As of December 31, 2005, US$1.8 million related to the 2005 Antel Agreement is still uncollected. Antel Uruguay will pay this amount in four consecutive quarterly installments. In addition, the Company charges an O&M amount of 3% of total contract value to Antel Uruguay. Antel Uruguay will pay O&M costs over the term of the contract.

Under Argentine GAAP, the Company recognized this uncollected receivable and liability (deferred revenue) related to the Antel Agreements. The Company will recognize revenue under the straight-line method over the term of the Agreement (15 years).

Under US GAAP, the remaining amount under the contracts do not qualify for recognition as liability (deferred revenue), and therefore receivable and liability recognized under Argentine GAAP should be reversed under US GAAP.

15.                               Differences between Argentine GAAP and US GAAP (Continued)

i)       Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2005	2004	2003
Operating income under Argentine GAAP	$504	$400	$107
Foreign currency translation	2	1	(5)
Capitalization of foreign currency exchange differences	117	119	121
Other expenses, net as operating loss under US GAAP	(165)	(78)	(168)
Other	(14)	(6)	(2)
Operating income under US GAAP	$444	$436	$53

j)       Earnings per share

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

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2005	2004	2003
Numerator:
Net income (loss) under US GAAP	$1,138	$(782)	$485
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978
Basic and diluted net income (loss) per common share	$1.16	$(0.79)	$0.49

k)            Cash flows statement classification differences

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

Under Argentine GAAP, cash outflows for the repayment of seller financing for the acquisition of productive assets, which amounted to $nil, $nil and $34 for the years ended December 31, 2005, 2004 and 2003, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash flows used in financing activities. Also, under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $31 and $12 for fiscal years 2005 and 2004, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

15.          Differences between Argentine GAAP and US GAAP (Continued)

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

In addition, under Argentine GAAP the effects of inflation and exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with U.S.GAAP:

	Years ended December 31,
	2005	2004	2003
Cash flows provided by operating activities	$1,304	$1,943	$1,715
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(550)	(461)	(134)
Decrease (increase) in investments not considered as cash and cash equivalents and others	668	(378)	(177)
Total cash flows provided by (used in) investing activities	118	(839)	(311)
Cash flows from financing activities
Debt proceeds	1,236	-	-
Payment and repurchase of debt	(4,684)	(471)	(467)
Payment of debt-related expenses	(59)	(36)	(12)
Total cash flows used in financing activities	(3,507)	(507)	(479)
Effect of exchange rate changes on cash and cash equivalents	(253)	127	(13)
Effect of inflation accounting on cash and cash equivalents	-	-	(10)
(Decrease) Increase in cash and cash equivalents	(2,338)	724	902
Cash and cash equivalents at the beginning of year	2,940	2,216	1,314
Cash and cash equivalents at year end	$602	$2,940	$2,216

l)                Change in the estimated useful lives of certain of fixed assets

As detailed in Note 4.j., during the year ended December 31, 2005, Personal and Nucleo changed the useful lives of certain assets prospectively as from January 1, 2005. The effect on net income for this change in the estimated useful lives was a loss of $20, which represents a loss of Argentine pesos 0.02 per share for the year 2005.

m)          Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No.112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No.43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

n)             Investments in debt securities

Note 16.c. to the financial statements presents the additional disclosure requirements in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

o)              Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No.98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The Company has adopted this statement for Argentine GAAP purposes. The adoption of this standard had no impact on the Company’s financial position or results of operations.

15.          Differences between Argentine GAAP and US GAAP (Continued)

p)              Other comprehensive income

Under US GAAP, the Company adopted SFAS No.130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS No.130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No.130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2005	2004	2003
Net income (loss) under US GAAP	$1,138	$(782)	$485
Other comprehensive income:
- Foreign currency translation	2	-	(19)
- Investments classified as available-for-sale	7	-	-
Tax expense	(2)	-	-
Comprehensive income (loss)	$1,145	$(782)	$466

	As of December 31,
	2005	2004	2003
Accumulated other comprehensive income(a)	$26	$19	$19

(a)          Accumulated other comprehensive income as of December 31, 2005 represents charges related to investments classified as available-for-sale and foreign currency translation adjustments. Accumulated other comprehensive income as of December 31, 2004 and 2003 represents charges related to foreign currency translation adjustments.

q)              Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 16.e to the Argentine GAAP financial statements presents this information for the periods indicated. The Company considers this information is similar in format and content to that required by the SEC.

r)              Disclosure of guarantees (FASB Interpretation No.45)

The guarantees issued by the Company as of December 31, 2005, are as follows:

In connection with Personal’s licenses to render PCS services, Telecom Argentina has granted sureties on promissory notes issued by Personal to the order of the Department of Communications:

-                    for US$22,5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

-                    together with Telefónica de Argentina S.A., on a promissory note issued by Miniphone S.A. for $15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

-                    together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Personal for $30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

Personal has submitted a report to the regulatory agency responsible for PCS service regulation stating that it has complied with its obligations under the licenses and notes, requesting the release of these promissory notes. Personal currently expects that once this regulatory agency has reviewed its report, the performance guarantees issued to ensure Personal’s compliance will be released. However, Personal cannot provide any assurance of this release as the Department of Communications has denied similar requests in the past.

s)              Recently issued accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not believe that the adoption of SFAS 154 will have an effect on its financial statements.

16.                     Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.     Fixed assets, net

b.    Intangible assets, net

c.     Securities and equity investments

d.    Current investments

e.     Allowances and provisions

f.   Cost of services

g.    Foreign currency assets and liabilities

h.    Expenses

i.    Aging of assets and liabilities

(a)          Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases (a)	As of the end of the year
Land	118	-	-	-	(8)	110
Building	1,544	-	-	6	(47)	1,503
Tower and pole	323	-	-	10	-	333
Transmission equipment	5,220	(*)10	12	81	(40)	5,283
Switching equipment	3,922	3	4	184	(28)	4,085
Power equipment	534	1	2	9	(2)	544
External wiring	5,951	-	-	58	(38)	5,971
Telephony equipment and instruments	883	3	6	7	(2)	897
Wireless handsets lent to customers at no cost	342	3	5	-	(3)	347
Vehicles	114	18	-	-	(5)	127
Furniture	108	1	1	-	-	110
Installations	241	-	1	79	(1)	320
Improvements in third parties buildings.	102	-	-	(73)	(1)	28
Computer equipment	2,582	19	6	57	(18)	2,646
Work in progress	147	(**)495	-	(418)	(2)	222
Subtotal	22,131	553	37	-	(195)	22,526
Asset retirement obligations	13	8	-	-	-	21
Materials	96	(***)56	-	-	(58)	94
Total as of December 31, 2005	22,240	617	37	-	(253)	22,641

Total as of December 31, 2004	21,818	500	16	-	(94)	22,240

(*)                 Includes $2 transferred from materials.

(**)          Includes $189 transferred from materials.

(***)   Net of $191 transferred to fixed assets.

	Depreciation						Net	Net
	Accumulated						carrying	carrying
	as of the			Foreign	Decreases	Accumulated	value	value
	beginning	Annual		currency	and	as of the	as of	as of
	of	rate		translation	transfers	end of	December 31,	December 31,
Principal account	the year	(%)	Amount	adjustments	(a)	the year	2005	2004
Land	-	-	-	-	-	-	110	118
Building	(684)	4 - 9	(65)	-	18	(731)	772	860
Tower and pole	(213)	7	(19)	-	-	(232)	101	110
Transmission equipment	(3,589)	10 - 14	(427)	(5)	19	(4,002)	1,281	1,631
Switching equipment	(2,994)	10 - 14	(283)	(2)	39	(3,240)	845	928
Power equipment	(365)	10	(45)	(1)	5	(406)	138	169
External wiring	(3,880)	6	(318)	-	35	(4,163)	1,808	2,071
Telephony equipment and instruments	(744)	10 - 18	(51)	(2)	2	(795)	102	139
Wireless handsets lent to customers at no cost	(337)	50	(6)	(4)	3	(344)	3	5
Vehicles	(98)	20	(6)	-	5	(99)	28	16
Furniture	(84)	10	(6)	(1)	-	(91)	19	24
Installations	(181)	10 - 25	(16)	(1)	(65)	(263)	57	60
Improvements in third parties buildings.	(74)	2	-	-	66	(8)	20	28
Computer equipment	(2,094)	19 - 33	(209)	(5)	11	(2,297)	349	488
Work in progress	-	-	-	-	-	-	222	147
Subtotal	(15,337)		(1,451)	(21)	138	(16,671)	5,855	6,794
Asset retirement obligations	(8)		(3)	-	-	(11)	10	5
Materials	-		-	-	-	-	94	96
Total as of December 31, 2005	(15,345)		(b)(1,454)	(21)	138	(16,682)	5,959	6,895

Total as of December 31, 2004	(13,817)		(c)(1,552)	(8)	32	(15,345)	6,895

(a)          Includes $(12) corresponding to the carrying value of the reversal of capitalized foreign currency exchange differences included in Gain on debt restructuring and $(34) corresponding to the carrying value of the buildings held for sale included in Other assets.

(b)         Includes $(117) corresponding to the depreciation of capitalized foreign currency exchange differences.

(c)          Includes $(119) corresponding to the depreciation of capitalized foreign currency exchange differences.

16.                     Other financial statement information (continued)

(b) Intangible assets, net

	Original value
	As of the		Foreign currency	As of the
	beginning		translation	end of
Principal account	of the year	Additions	adjustments	the year
Software obtained or developed for internal use	431	-	2	433
Debt issue costs	81	(c)17	1	99
PCS license	662	-	-	662
Band B license (Paraguay)	123	-	13	136
Rights of use	69	19	-	88
Exclusivity agreements	98	-	-	98
Trademarks	8	-	-	8
Total as of December 31, 2005	1,472	36	16	1,524

Total as of December 31, 2004	1,440	24	8	1,472

	Amortization				Net	Net
	Accumulated		Foreign	Accumulated	carrying	carrying
	as of the		currency	as of	value as of	value as of
	beginning of		translation	the end of	December 31,	December 31,
Principal account	the year	Amount	adjustments	the year	2005	2004
Software obtained or developed for internal use	(373)	(21)	(3)	(397)	36	58
Debt issue costs	(78)	(4)	(1)	(83)	16	3
PCS license	(71)	-	-	(71)	591	591
Band B license (Paraguay)	(89)	(15)	(9)	(113)	23	34
Rights of use	(23)	(4)	-	(27)	61	46
Exclusivity agreements	(60)	(4)	-	(64)	34	38
Trademarks	(5)	-	-	(5)	3	3
Total as of December 31, 2005	(699)	(a)(48)	(13)	(760)	764	773

Total as of December 31, 2004	(595)	(b)(99)	(5)	(699)	773

a)              An amount of $(39) is included in cost of services, $(5) in selling expenses, $(2) in financial results, net and $(2) in Gain on debt restructuring.

b)             An amount of $(43) is included in cost of services, $(4) in general and administrative expenses, $(47) in selling expenses and $(5) in financial results, net.

c)              Corresponds to the issuance of Personal’s Notes.

(c)          Securities and equity investments

	Nominal	Number	Net realizable	Cost value	Book value	Book value
	value/	of	value as of	as of	as of	as of
Issuer and characteristic	Market	securities/	December 31,	December 31,	December 31,	December 31,
of the securities	value	shares	2005	2005	2005	2004
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond	$1	8,399,999	12	9	12	10
Discount Peso Bond	$1	11,358,852	15	11	15	-
Discount US$Bond	US$1	3,894,131	13	11	13	-
Argentina 2004 Bond	US$1		-	-	-	79
Other bonds	Euro 1		-	-	-	218
Total government bonds			40	31	40	307
Mutual funds
ROBLE$	$1.1	4,579,912	5	5	5	-
Other	$1		-	-	-	41
Total mutual funds			5	5	5	41
Equity investments
Intelsat Ltd.			-	-	-	8
Total equity investments			-	-	-	8
Total current investments			45	36	45	356

(d)          Current investments

	Cost as of	Book value as of
	December 31,	December 31,	December 31,
	2005	2005	2004
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$311	$311	$2,615
In Argentine pesos	240	240	252
Subtotal	551	551	2,867
With an original maturity of more than three months
In foreign currency	$-	$-	$411
In Argentine pesos	-	-	52
Subtotal	-	-	463
Total current investments	$551	$551	$3,330

16.                     Other financial statement information (continued)

(e)          Allowances and provisions

					As of
	Opening				December 31,
Items	balances	Additions	Reclassifications	Deductions	2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	29	-	(32)	101
Allowance for obsolescence of inventories	3	7	-	(1)	9
Impairment loss on the Argentina 2004 bond	56	-	-	(56)	-
Allowance for doubtful accounts	-	6	-	-	6
Allowance for other assets	-	-	1	-	1
Total deducted from current assets	163	42	1	(89)	117
Deducted from non-current assets
Valuation allowance of deferred tax assets(c)	695	-	-	(417)	278
Allowance for doubtful accounts	4	3	-	-	7
Allowance for other assets	-	11	(1)	-	10
Total deducted from non-current assets	699	14	(1)	(417)	295
Total deducted from assets	862	(a)56	-	(506)	412

Included under current liabilities
Provision for commissions	14	86	-	(48)	52
Provision for contingencies	16	-	55	(13)	58
Total included under current liabilities	30	86	55	(61)	110
Included under non-current liabilities
Provision for contingencies	214	88	(55)	-	247
Total included under non-current liabilities	214	88	(55)	-	247
Total included under liabilities	244	(b)174	-	(61)	357

(a)          Includes $29 in selling expenses and $27 in other expenses, net.

(b)         Includes $86 in selling expenses and $88 in other expenses, net.

(c)          As of December 31, 2005 and 2004 this allowance is included in Taxes payable non-current.

					As of
	Opening				December 31,
Items	balances	Additions	Reclassifications	Deductions	2004
Deducted from current assets
Allowance for doubtful accounts receivables	112	5	-	(13)	104
Allowance for obsolescence of inventories	2	1	-	-	3
Impairment loss on the Argentina 2004 bond	-	56	-	-	56
Total deducted from current assets	114	62	-	(13)	163
Deducted from non-current assets
Valuation allowance of deferred tax assets (c)	447	248	-	-	695
Allowance for doubtful accounts	3	1	-	-	4
Total deducted from non-current assets	450	249	-	-	699
Total deducted from assets	564	(d)311	-	(13)	862

Included under current liabilities
Provision for commissions	1	25	-	(12)	14
Provision for contingencies	14	-	20	(18)	16
Total included under current liabilities	15	25	20	(30)	30
Included under non-current liabilities
Provision for contingencies	210	24	(20)	-	214
Total included under non-current liabilities	210	24	(20)	-	214
Total included under liabilities	225	(e) 49	-	(30)	244

(d)         Includes $5 in selling expenses, $2 in other expenses, net, $56 in financial results, net and $248 in income tax expenses.

(e)          Includes $25 in selling expenses and $24 in other expenses, net.

(f)            Cost of services

	Years ended December 31,
	2005	2004	2003
Inventory balance at the beginning of the year	$82	$16	$18
Plus:
Purchases	664	326	38
Holding results on inventories	(14)	(6)	(5)
Wireless handsets lent to customers at no cost(a)	(3)	(8)	(3)
Replacements	(3)	(9)	(10)
Cost of services (Note 16.h)	3,091	2,731	2,621
Less:
Inventory balance at year end	(113)	(82)	(16)
COST OF SERVICES	$3,704	$2,968	$2,643

(a)          Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2005	2004	2003
Handsets
Net sales	$332	$136	$16
Cost of sales	(613)	(237)	(22)
Gross loss from handsets	$(281)	$(101)	$(6)
Services
Net sales	$5,386	$4,358	$3,737
Cost of sales	(3,091)	(2,731)	(2,621)
Gross profit from services	$2,295	$1,627	$1,116
TOTAL GROSS PROFIT	$2,014	$1,526	$1,110

16.                     Other financial statement information (continued)

(g)         Foreign currency assets and liabilities

					As of
					December 31,
	As of December 31, 2005				2004
	Amount of		Current	Amount	Amount
	foreign currency		exchange	in local	in local
Items	(i)		rate	currency	currency
Current assets
Cash and banks
Cash	G	6,545	0.00049	$3	$-
Bank accounts	US$	2	3.03200	7	12
		¥453	0.02575	12	-
	G	2,036	0.00049	1	1
Investments
Time deposits	US$	78	3.03200	236	1,507
	EURO	20	3.58690	73	1,515
	G	2,904	0.00049	2	4
Government bonds	EURO	-	-	-	218
	US$	4	3.03200	13	79
Impairment loss on the Argentina 2004 bond	US$	-	-	-	(56)
Accounts receivable
	US$	12	3.03200	35	48
	G	50,970	0.00049	26	41
Related parties	US$	1	3.03200	4	-
Other receivables
Tax credits	G	4,528	0.00049	2	3
Prepaid expenses	US$	-	-	-	2
Others	US$	-	-	-	10
	G	3,579	0.00049	1	1
Total assets				$415	$3,385
Current liabilities
Accounts payable
Suppliers	US$	37	3.03200	$111	$ 169
	G	12,646	0.00049	6	6
	SDR	-	-	-	5
	EURO	4	3.58690	15	5
Deferred revenues	G	9,394	0.00049	5	2
Related parties	US$	-	-	-	14
Debt
Notes - Principal	US$	172	3.03200	521	644
	EURO	47	3.58690	168	4,709
		¥1,078	0.02575	28	-
Banks loans and others - Principal	US$	3	3.03200	9	1,026
		¥-	-	-	80
Fixed assets financing - Principal	US$	-	-	-	978
	EURO	-	-	-	157
		¥-	-	-	340
Accrued interest	US$	12	3.03200	37	369
	EURO	5	3.58690	17	851
		¥43	0.02575	1	26
Derivatives	US$	15	3.03200	46	-
Penalty interest	US$	-	-	-	92
	EURO	-	-	-	71
		¥-	-	-	7
Salaries and social security payable
Vacation, bonuses and social security payable.	G	2,036	0.00049	1	-
Taxes payable
Income tax	G	17,087	0.00049	8	1
VAT	G	2,036	0.00049	1	-
Other liabilities
Other	US$	1	3.03200	3	-
	G	1,060	0.00049	1	1
Non-current liabilities
Debt
Notes - Principal	US$	679	3.03200	2,060	-
	EURO	404	3.58690	1,448	-
		¥9,327	0.02575	240	-
Banks loans and others - Principal	US$	99	3.03200	299	1,260
Gain on discounting of debt	US$	(13)	3.03200	(38)	(41)
	EURO	(54)	3.58690	(193)	-
		¥(1,784)	0.02575	(46)	-
Derivatives	US$	10	3.03200	31	-
Taxes payable
Deferred tax liabilities	G	4,073	0.00049	2	6
Other liabilities
Deferred revenue on sale of capacity	US$	11	3.03200	32	29
Total liabilities				$4,813	$10,807

(i)             US$ = United States dollars; SDR = Special drawing rights; G= Guaraníes; ¥ = Japanese Yen.

16.                     Other financial statement information (continued)

(h)        Expenses

	Expenses			Year ended
	Cost of	General and		December 31,
	services	administrative	Selling	2005
Salaries and social security	$321	$122	$242	$685
Depreciation of fixed assets	1,278	38	138	1,454
Amortization of intangible assets	39	-	5	44
Taxes	140	13	24	177
Turnover tax	218	-	-	218
Maintenance, materials and supplies	244	12	49	305
Transportation and freight	14	5	28	47
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Bad debt expense	-	-	29	29
Interconnection costs	144	-	-	144
Cost of international outbound calls	94	-	-	94
Lease of circuits	48	-	-	48
Rental expense	47	3	10	60
Fees for services	30	49	79	158
Advertising	-	-	152	152
Agent commissions and distribution of prepaid cards commissions	-	-	386	386
Other commissions	-	-	82	82
Roaming	115	-	-	115
Charges for TLRD	271	-	-	271
Others	46	2	22	70
Total	$3,091	$249	$1,261	$4,601

	Expenses			Year ended
	Cost of	General and		December 31,
	services	administrative	Selling	2004
Salaries and social security	$295	$96	$202	$593
Depreciation of fixed assets	1,342	36	174	1,552
Amortization of intangible assets	43	4	47	94
Taxes	103	5	27	135
Turnover tax	166	-	-	166
Maintenance, materials and supplies	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	25	7	10	42
Bad debt expense	-	-	5	5
Interconnection costs	135	-	-	135
Cost of international outbound calls	82	-	-	82
Lease of circuits	46	-	-	46
Rental expense	39	4	12	55
Fees for services	26	48	28	102
Advertising	-	-	93	93
Agent commissions and distribution of prepaid cards commissions	-	-	177	177
Other commissions	-	13	48	61
Roaming	65	-	-	65
Charges for TLRD	137	-	-	137
Others	18	3	3	24
Total	$2,731	$229	$897	$3,857

	Expenses			Year ended
	Costof	General and		December 31,
	services	administrative	Selling	2003
Salaries and social security	$262	$90	$154	$506
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	45	2	62	109
Taxes	92	2	25	119
Turnover tax	137	-	-	137
Maintenance, materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Insurance	18	4	5	27
Energy, water and others	26	5	7	38
Bad debt expense	-	-	11	11
Interconnection costs	136	-	-	136
Cost of international outbound calls	76	-	-	76
Lease of circuits	38	-	-	38
Rental expense	32	5	9	46
Fees for services	22	35	41	98
Advertising	-	-	44	44
Agent commissions and distribution of prepaid cards commissions	-	-	96	96
Other commissions	-	13	51	64
Roaming	39	-	-	39
Charges for TLRD	62	-	-	62
Others	13	3	2	18
Total	$2,621	$219	$784	$3,624

16.                     Other financial statement information (continued)

(i)            Aging of assets and liabilities

						Salaries
						and
						social
		Accounts	Other	Accounts		security	Taxes	Other
Date due	Investments	receivable	receivable	payable	Debt	payable	payable	liabilities
Total due	-	185	-	-	-	-	-	-
Not due
First quarter 2006	596	503	70	821	10	58	206	22
Second quarter 2006	-	14	3	2	464	10	16	5
Third quarter 2006	-	3	3	-	17	9	-	1
Fourth quarter 2006	-	-	10	11	414	27	-	3
Jan. 2007 thru dec. 2007	-	-	107	-	1,070	6	-	4
Jan. 2008 thru dec. 2008	-	-	5	-	1,076	7	-	4
Jan. 2009 and thereafter	-	-	157	-	2,127	17	-	74
Not date due established	2	-	-	-	(277)	-	92	(4)
Total not due	598	520	355	834	4,901	134	314	109
Total as of December 31, 2005	598	705	355	(a)834	4,901	134	314	109

Balances bearing interest	596	210	-	-	4,901	-	-	22
Balances not bearing interest	2	495	355	834	-	134	314	87
Total	598	705	355	834	4,901	134	314	109

Average annual interest rate (%)	4.99	(b)	-	-	(c)	-	-	-

(a)          Payables in kind amounted to $1.

(b)         $139 bear 50% over the Banco Nación Argentina notes payable discount rate and $71 bear 18.85%.

(c)          See Note 8.

17.                     Subsequent events

◆      Extraordinary Meeting of Noteholders- Consent Solicitation

On February 24, 2006, the Company called for an extraordinary meeting of noteholders to be held on March 27, 2006. The Company is soliciting the consent of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The proposed amendments are as follows:

(i)                           Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)                        Amend Section 3.21 “Reinvestment of Dividends Paid by Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)                     Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

Pursuant to the Trust Agreement, any proposed amendment will be binding to all parties provided that an affirmative vote of at least the majority of the US dollar equivalent of the outstanding principal amount of the notes (voting as one class) is obtained from note holders present and/or represented in a meeting with the required quorum. The required quorum to hold a meeting on first call is at least 60% of the outstanding principal amount of the notes, while to hold a meeting on second call the required quorum is at least 30% of the outstanding principal amount of the notes.

Telecom Argentina has agreed to pay a consent fee to beneficial holders of the notes who shall give instructions to vote the amendments favorably provided the amendments are approved and become binding. The consent fee will be equal to 0.5% of the outstanding principal amount of the notes for which instructions are received.

Telecom Argentina shall also pay a processing fee to those holders who process instructions received from beneficial holders provided that the outstanding principal amount of the beneficiary holder is equal or lower to US$ 500,000 or its equivalent in other currencies. The processing fee will be equal to 0.25% of the outstanding principal amount of the notes for which instructions are received.

◆      Refinancing of Nucleo’s financial debt

On February 27, 2006, Nucleo cancelled its remaining financial debt with banks, which had been refinanced in November 2004 (equivalent to US$ 4.4 million), together with a part of Personal’s Promissory Note (equivalent to US$ 3.5 million). The funds used for said cancellations derived from two loans from Paraguayan banks for a total amount of
US$ 5.9 million, and from Nucleo’s own funds (US$ 2 million).

The terms and conditions of the new loans entered into between Nucleo and the Paraguayan banks include, among other standard provisions for this type of transaction, the following clauses:

17.                     Subsequent events (continued)

✓              the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

✓              the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, and among other standard provisions for this type of transaction, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of the financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

◆      Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) (Renegotiation and Analysis of Contracts of Public Services Division)

On March 6, 2006, Telecom Argentina signed a Letter of Understanding with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter shall constitute the necessary background for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (Minutes of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Law No. 25,561.

The main terms and conditions of the Letter of Understanding include:

◆          The technical supervising offices (CNC and UNIREN) have determined that Telecom Argentina satisfactorily complied with most requirements contemplated in the Transfer Agreement and by the regulatory framework; and those requirements not fulfilled had been dealt with through sanctions; matters relating to Telecom Argentina’s usual and regular activities as a Licensee remain pending, and shall be determined by June 30, 2006;

◆          Telecom Argentina’s commitment to invest in the technological development and updating of its network;

◆          Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

◆          The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

◆          The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications companies that shall take part in the process;

◆          Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing which shall be convened to deal with the Letter of Understanding have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified;

◆          An adjustment shall be made to increase the ending termination charge of international incoming calls to a local area to be equivalent to international values, which is at present strongly depreciated;

◆          Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

The Letter of Understanding shall be subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions shall form the foundation for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes.

EXHIBIT INDEX

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

2.1	Acuerdo Preventivo Extrajudicial Agreement dated as of August 23, 2004 (incorporated by reference to Telecom’s annual report on Form 20-F/A for 2004 dated June 30, 2005).
2.2

Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2.3

First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2.4

Indenture dated December 22, 2005 between Telecom Personal S.A. as Issuer, JPMorgan Chase Bank, N.A. as Trustee, Co-Registrar, New York Paying Agent and New York Transfer Agent, JPMorgan Bank Luxembourg S.A. as Luxembourg Paying Agent and Transfer Agent, Banco Río de la Plata S.A., as Argentina Paying Agent and Transfer Agent and Registrar and JPMorgan Chase Bank N.A., Sucursal Buenos Aires, as Trustee’s Representative.*

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).
8.1	List of Subsidiaries.
11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).
11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).
12.1	Certification of Carlos Felices of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Carlos Felices and Valerio Cavallo pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

*                    Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.