Form 20-F
period 2006-12-31
TELECOM ARGENTINA SA
filed 2007-06-22
CIK 932470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2006

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

Class A Ordinary Shares, nominal value P$1.00 each	502,034,299
Class B Ordinary Shares, nominal value P$1.00 each	440,910,912
Class C Ordinary Shares, nominal value P$1.00 each	41,435,767

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company”, “Telecom”, “Telecom Group”, “we”, “us”, and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA, Inc., Publicom S.A. and Micro Sistemas S.A. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of wireless communication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication services in Paraguay.

Consolidated Financial Statements. Our Consolidated Financial Statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-69 of this Annual Report.

The Consolidated Financial Statements are presented in Argentine Pesos and are prepared in accordance with Argentine GAAP considering the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”). Differences exist between Argentine GAAP and US GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission (“SEC”). See Note 14 to our Consolidated Financial Statements contained elsewhere in this Annual Report for a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net income (loss) and shareholders’ equity.

Exchange Rates. In this Form 20-F, except as otherwise specified, references to “$”, “US$” and “dollars” are to U.S. dollars, references to “P”, “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2006 was P$3.062=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law during the period April 1, 1991 through January 6, 2002. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has since declined substantially. As of June 20, 2007, the exchange rate (ask price) was P$3.08=US$1.00. Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see: “Item 3—Key Information—Exchange Rates”. We have provided as a convenience, translations as of December 31, 2006 for other currencies which are mentioned in this Annual Report, including the Japanese yen (P$2.574=¥100), and the euro (P$4.039=€1).

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

However, as a result of the inflationary environment in Argentina and the conditions created by Law No. 25,561, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (the Professional

Council of Economic Sciences of the City of Buenos Aires—”CPCECABA”) approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

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

In October 2003, the CPCECABA discontinued inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. The impact of not adjusting for the effects of inflation has not been material to the consolidated financial statements of the Company prepared under Argentine GAAP as of December 31, 2006 and 2005, and for the years then ended. The impact of not adjusting for the effects of inflation has been material to the 2004 consolidated financial statements prepared under Argentine GAAP. Under US GAAP, the effect of not accounting for the effects of inflation through September 30, 2003, has been material to the information presented for all periods.

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

This Annual Report contains certain forward-looking statements and information relating to the Telecom Group that are based on the current expectations, estimates and projections of its management and information currently available to the Telecom Group. These statements include, but are not limited to, statements made in “Item 5— Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information” and other statements about the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and “project” and other similar expressions are generally intended to identify forward-looking statements.

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

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority.

AMBA (Area Multiple Buenos Aires): The area of the Federal District and greater Buenos Aires (Gran Buenos Aires), which extends to the city of La Plata to the South, the city of Campana to the North, the city of General Rodriguez to the West and the city of Monte Grande to the Southwest.

Analog: A mode of transmission or switching which is not Digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in Digital form.

APE (Acuerdo Preventivo Extrajudicial): An out-of-court restructuring agreement governed by Argentine Law No. 24,522.

Argentina: Republic of Argentina.

Argentine Bankruptcy Law: Law No. 24,522, as amended.

Argentine GAAP: Generally Accepted Accounting Principles in Argentina.

ARPU (Average Revenue per User): Calculated by dividing total revenue excluding mainly handset, outcollect (wholesale) roaming, cell site rental and activation fee revenue by weighted-average number of subscribers during the period.

v

Basic Telephone Services: The supply of fixed telecommunications links which form part of the public telephone network, or are connected to such network, and the provision of local and long-distance telephone service (domestic and international).

BCRA (Banco Central de la República Argentina): The Central Bank of the Argentine Republic.

CAT: Compañía Argentina de Teléfonos S.A.

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

Company: Telecom Argentina S.A. and its consolidated subsidiaries.

Concurso: A voluntary reorganization proceeding governed by Argentine law.

Convertibility Law: Law No. 23,928 and its Regulatory Decree No. 529/91. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar during the period April 1, 1991 through January 6, 2002. The Convertibility Law was partially repealed on January 6, 2002 by the enactment of the Public Emergency Law.

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

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FCR: France Cables et Radio S.A.

February Agreement: An agreement entered into on February 28, 1992 and subsequently ratified by Decree No. 506/92 between the Argentine Government and Telecom Argentina. This agreement provides for the reduction of domestic long-distance rates from their then-current level. The reduction became effective on May 1, 1992.

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

GSM (Global System for Mobile Communications): A standard for Digital cellular technology, originated in Europe, to provide pan-European roaming capabilities. The technology has recently been introduced and installed in almost all continents and it is the leading technology in the worldwide mobile industry. This standard is based on a digital transmission scheme providing expanded capacity by allowing multiple users over a single channel and is considered second-generation cellular technology.

Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

Issuance Date: The date of issuance and delivery of the notes, cash consideration and cash interest payments pursuant to Telecom Argentina’s APE, or August 31, 2005.

Law No. 25,561: Ley de Emergencia Económica y Reforma del Régimen Cambiario (see “Public Emergency Law”).

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

Network: An interconnected collection of elements. In a telephone network, these consist of Switches connected to each other and to consumer equipment for the transmission of data. The transmission equipment may be based on Fiber Optic or metallic cable or point-to-point radio connectors.

NGN (Next Generation Networks): A packet-based network able to provide services including telecommunication services and able to make use of multiple broadband, QoS (Quality of Service)-enabled transport technologies and in which service-related functions are independent from underlying transport-related technologies.

Nortel: Nortel Inversora S.A.

November Agreement: An agreement between Telecom Argentina and the Argentine Government providing for rates to be dollar-based and, at the election of each of Telecom Argentina and Telefónica, adjusted semi-annually according to the U.S. consumer price index. The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991.

Núcleo: Núcleo S.A.

PCS (Personal Communications Service): A wireless communications service with systems that operate in a manner similar to cellular systems.

Penetration: The measurement of the take-up of services. As of any date, the Penetration is calculated by dividing the number of subscribers by the population of the region and expressed as a percentage.

Personal: Telecom Personal S.A.

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

Public Emergency Law: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine Government on January 6, 2002, as amended by Law No. 25,790, Law No. 25,820, Law No. 25,972, Law No. 26,077 and Law No. 26,204. Among others, the Public Emergency Law grants the executive branch of the Argentine Government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

Publicom: Publicom S.A.

Pulse: Unit on which the tariff structure of the regulated fixed line services is based.

Rate Agreement: The November Agreement, as supplemented by the February Agreement. The Rate Agreement, among other things, permits Telecom Argentina to effect aggregate rate reductions required pursuant to the List of Conditions by lowering rates for some or all categories of service, provided that the net reductions meet applicable targets.

Rate Rebalancing: The Rate Rebalancing established by Decree No. 92/97 which provides for a significant reduction in domestic and international long-distance tariffs, an increase in basic telephone charges, the elimination of Free Pulses and an increase in urban rates.

Regulatory Bodies: Collectively, the SC and the CNC.

RT: Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences. The Technical Resolutions effective as of the date of this Annual Report are: 6, 7, 8, 9, 11, 14, 15, 16, 17, 18, 21, 22 and 23. These collective technical resolutions constitute Argentine GAAP, with the exception of RT 7 which establishes the auditing rules and RT 15 which regulates the role of the public accountant. In addition, RT 17 establishes that specific measurement questions not addressed by existing RTs must be resolved by applying general accounting measurement rules, the Argentine GAAP conceptual framework, the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”), the International Accounting Standards developed by the International Accounting Standards Committee (“IASC”), the Interpretations issued by the Standing Interpretation Committee (“SIC”) of the IASB and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) in the order listed.

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

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

Series B ADSs: Telecom Argentina’s American Depositary Shares, listed on the New York Stock Exchange.

Sofora: Sofora Telecomunicaciones S.A.

SRMC (Servicios de Radiocommunicaciones Móviles Celular): Mobile Cellular Radiocommunications Service.

STM (Servicio Telefónico Móvil): Mobile Telephone Service.

Switches: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA (Time Division Multiple Access): A standard of Digital cellular technology that divides a single channel into a number of slots, enabling the transmission of multiple voice circuits per channel.

Telecom/Telecom Group: Telecom Argentina S.A. and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia: Telecom Italia S.p.A.

Telecom Italia Group: Telecom Italia S.p.A. and its consolidated subsidiaries, except when referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

Transfer Date: November 8, 1990, the date upon which Telecom Argentina commenced operations upon the transfer from the Argentine Government of the telecommunications system in the northern region of Argentina that was previously owned and operated by Empresa Nacional de Telecomunicaciones.

UMTS (Universal Mobile Telecommunications System): Third generation mobile communications system.

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

Universal Service: The availability of basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

US GAAP: Generally Accepted Accounting Principles in the United States of America.

Value Added Services: Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as voicemail, message signaling, caller-ID, call transferring, call waiting, call conferencing, IVR dialing, ring back tones, personal e-cards, short message systems (SMS), national and international roaming and automatic call routing.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2006. Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects”.

Our selected consolidated income statement data for the years ended December 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. Our selected consolidated balance sheet data as of December 31, 2004 has been derived from our Consolidated Financial Statements as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2003 and 2002 and our selected consolidated balance sheet data as of December 31, 2003 and 2002 have been derived from our Consolidated Financial Statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003. The Consolidated Financial Statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003 are not included in this Annual Report.

These data are set forth in accordance with Argentine GAAP and US GAAP for all periods presented. See Note 14 to the Consolidated Financial Statements in Item 18 for information regarding certain differences between Argentine GAAP and US GAAP.

As further discussed in Note 3.c to the Consolidated Financial Statements, we discontinued restating our financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. As stated in footnote 1 to the selected consolidated income statement and balance sheet data, figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003 and figures for the year ended December 31, 2002 were restated in constant pesos as of February 28, 2003 for comparative purposes only. See “Presentation of Financial Information—Inflation Accounting”.

Recent Accounting Pronouncements

As explained in “Item 5—Operating and Financial Review and Prospects—New Accounting Standards under Argentine GAAP”, on December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the CPCECABA, which establishes new accounting and disclosure standards under Argentine GAAP. These standards have been effective for the Company since January 1, 2006. The adoption of these new standards did not have any impact on the Company’s financial position or results of operations, except for the classification of foreign currency translation adjustments as a component of equity. As of December 31, 2006, 2005, 2004, 2003 and 2002, the foreign currency translation adjustments were P$49 million, P$31 million, P$24 million, P$21 million and P$28 million, respectively.

Additionally, in December 2006, the CNV approved RT 23 of the FACPCE, which had been adopted by the CPCECABA, “Accounting for post-employment and other long-term employee benefits.” This standard will be effective for the Company as from January 1, 2008. However, as permitted by the CNV, we made use of the early adoption provisions and applied the standard as of January 1, 2007. The adoption of RT 23 did not have any impact on the Company’s financial position, results of operations and disclosure.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP as they relate to us, see Note 14 to our Consolidated Financial Statements.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 13 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2006	2005	2004	2003	2002
	(P$ millions, except per share and per ADS data)
INCOME STATEMENT DATA(1)
Argentine GAAP Amounts
Net Sales	7,437	5,718	4,494	3,753	4,012
Cost of services, general and administrative and selling expenses	(6,525)	(5,214)	(4,094)	(3,646)	(4,216)
Operating income (loss)	912	504	400	107	(204)
Other, net (2)	(685)	(472)	(1,249)	(139)	(5,486)
Gain on debt restructuring, net	—	1,424	209	376	—
Income tax benefit (expense), net	17	(122)	(26)	7	1,304
Net income (loss)	244	1,334	(666)	351	(4,386)
Operating income/(loss) per share(3)	0.93	0.51	0.41	0.11	(0.21)
Operating income/(loss) per ADS(4)	4.63	2.56	2.03	0.54	(1.04)
Net income (loss) per share(3)	0.25	1.36	(0.68)	0.36	(4.46)
Net income (loss) per ADS(4)	1.24	6.78	(3.38)	1.78	(22.28)

US GAAP Amounts(6)
Operating income/(loss)	830	444	436	53	(267)
Net income (loss)	572	1,138	(782)	485	(1,653)
Net income (loss) per share(3)	0.58	1.16	(0.79)	0.49	(1.68)
Net income (loss) per ADS(4)	2.91	5.78	(3.97)	2.46	(8.40)

BALANCE SHEET DATA(1)
Argentine GAAP Amounts
Current assets	1,767	1,542	4,439	3,184	2,103
Fixed assets, net	5,741	5,959	6,895	8,001	9,689
Total assets	8,715	8,557	12,328	12,270	12,941
Current liabilities	3,373	2,206	10,232	10,684	11,742
Current debt (5)	1,395	905	9,434	9,996	11,135
Non-current liabilities	3,141	4,443	1,540	365	345
Non-current debt (5)	2,703	3,996	1,219	86	145
Minority Interest	72	41	30	32	9
Common stock	984	984	984	984	984
Total shareholders’ equity	2,129	1,867	526	1,189	845
Total liabilities, minority interest, and shareholders’ equity	8,715	8,557	12,328	12,270	12,941

US GAAP Amounts(6)
Total assets	8,809	8,705	12,681	11,630	12,155
Current liabilities	2,644	1,856	10,225	10,684	11,742
Non-current liabilities	4,722	5,993	2,751	455	388
Minority interest	56	37	31	35	35
Total shareholders’ equity (deficit)	1,387	819	(326)	456	(10)

(1)	Figures for the year ended December 31, 2003 have been adjusted to reflect inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period and have been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information—Inflation Accounting”.
(2)	Other, net includes equity gain (loss) on equity investees, amortization of goodwill, financial results, net, other expenses, net and minority interest.
(3)	Calculated based on 984,380,978 shares outstanding during each year.
(4)	Calculated based on 196,876,196 ADSs outstanding during each year.
(5)	The amount of Telecom Argentina’s restructured debt recorded on the Company’s consolidated balance sheet as of December 31, 2006 has been discounted to its present value as required under Argentine GAAP. See “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Debt Restructuring Results”. As of December 31, 2006, such discount amounted to P$146 million. As of December 31, 2006, the outstanding nominal amount of total consolidated debt was P$4,244 million, including derivatives.
(6)	The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented. For a description of these differences please refer to Note 14 to the Consolidated Financial Statements.

	As of December 31,
	2006	2005	2004	2003	2002
Total assets under Argentine GAAP	8,715	8,557	12,328	12,270	12,941
Valuation differences:
Foreign-currency translation	(50)	(10)	5	8	79
Capitalization of foreign currency exchange differences	(210)	(314)	(443)	(566)	(762)
Other adjustments	(3)	6	6	7	1
Tax effects on US GAAP adjustments	75	110	155	198	269
Valuation allowance of deferred tax assets	—	—	(285)	(357)	(373)

Balance sheet classification differences:
Deferred income taxes	295	363	935	70	—
Other classifications (i)	(13)	(7)	(20)	—	—
Total assets under US GAAP	8,809	8,705	12,681	11,630	12,155

	As of December 31,
	2006	2005	2004	2003	2002
Total current liabilities under Argentine GAAP	3,373	2,206	10,232	10,684	11,742
Valuation differences:
Other adjustments	—	—	5	—	—
Tax effects on US GAAP adjustments	—	—	(2)	—	—
Valuation allowance of deferred tax assets	—	—	2	—	—

Balance sheet classification differences:
Deferred income taxes	—	—	—	—	—
Financial indebtedness	(716)	(348)	—	—	—
Other classifications (i)	(13)	(2)	(12)	—	—
Total current liabilities under US GAAP	2,644	1,856	10,225	10,684	11,742

	As of December 31,
	2006	2005	2004	2003	2002
Total non-current liabilities under Argentine GAAP	3,141	4,443	1,540	365	345
Valuation differences:
Foreign-currency translation	(1)	(4)	(6)	—	—
Debt Restructurings	875	1,300	235	—	—
Personal Pre–APE Debt Restructurings	—	—	—	20	43
Other adjustments	3	3	—	—	—
Tax effects on US GAAP adjustments	(307)	(455)	(82)	(7)	(15)
Valuation allowance of deferred tax assets	—	—	137	7	15

Balance sheet classification differences:
Deferred income taxes	295	363	935	70	—
Financial indebtedness	716	348	—	—	—
Other classifications (i)	—	(5)	(8)	—	—
Total non-current liabilities under US GAAP	4,722	5,993	2,751	455	388

(i)	Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Notes 14.II.g and 14.II.h to the Consolidated Financial Statements.

	As of December 31,
	2006	2005	2004	2003	2002
Total minority interest under Argentine GAAP	72	41	30	32	9
Valuation differences:
Foreign-currency translation	(16)	(4)	1	3	26
Total minority interest under US GAAP	56	37	31	35	35

	As of December 31,
	2006	2005	2004	2003	2002
Total shareholders’ equity under Argentine GAAP	2,129	1,867	526	1,189	845
Valuation differences:
Foreign-currency translation	(49)	(7)	11	7	78
Capitalization of foreign currency exchange differences, net	(210)	(314)	(443)	(566)	(762)
Debt Restructurings	(875)	(1,300)	(235)	—	—
Personal Pre-APE Debt Restructurings	—	—	—	(20)	(43)
Other adjustments	(6)	3	1	7	1
Tax effects on US GAAP adjustments	382	565	239	205	284
Valuation allowance of deferred tax assets	—	—	(424)	(364)	(388)
Minority interest	16	5	(1)	(2)	(25)
Total shareholders’ equity (deficit) under US GAAP	1,387	819	(326)	456	(10)

	Years ended December 31,
	2006	2005	2004	2003	2002
Operating income (loss) under Argentine GAAP	912	504	400	107	(204)
Valuation differences:
Foreign—currency translation	6	2	1	(5)	(12)
Depreciation of foreign currency exchange differences	104	117	119	121	135
Other adjustments	(6)	(14)	(6)	(2)	(10)

Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(186)	(165)	(78)	(168)	(176)
Operating income (loss) under US GAAP	830	444	436	53	(267)

	Years ended December 31,
	2006	2005	2004	2003	2002
Total net income (loss) under Argentine GAAP	244	1,334	(666)	351	(4,386)
Valuation differences:
Translation of foreign-currency transactions as of 12/31/2001	—	—	—	—	3,552
Foreign-currency translation	(17)	(10)	9	(53)	64
Depreciation of foreign currency exchange differences	104	129	123	196	(762)
Debt Restructurings	418	(1,230)	(235)	—	—
Extinguishment of Personal’s and Núcleo’s restructured debts	7	165	—	—	—
Personal Pre-APE Debt Restructurings	—	—	20	23	(43)
Other adjustments	(2)	(5)	(6)	6	(5)
Tax effects on US GAAP adjustments	(185)	328	34	(79)	(960)
Valuation allowance of deferred tax assets	—	424	(60)	24	908
Minority interest	3	3	(1)	17	(21)
Total net income (loss) under US GAAP	572	1,138	(782)	485	(1,653)

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See: “Item 10—Additional Information—Foreign investment and exchange controls in Argentina”.

	High	Low	Average(1)	End of Period
Year Ended December 31, 2002	3.90	1.55	3.24	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	1.95	2.94	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.06
Month Ended December 31, 2006	3.08	3.05	3.06	3.06
Month Ended January 31, 2007	3.11	3.06	3.09	3.11
Month Ended February 28, 2007	3.11	3.10	3.10	3.10
Month Ended March 31, 2007	3.11	3.10	3.10	3.10
Month Ended April 30, 2007	3.10	3.08	3.09	3.09
Month Ended May 31, 2007	3.09	3.08	3.08	3.08
Month Ended June 30, 2007 (through June 20, 2007)	3.08	3.07	3.08	3.08

(1)	Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On June 20, 2007, the closing exchange rate (ask price) quoted by Banco Nación was P$3.08=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Telecom and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and most of our indebtedness is denominated in or swapped to U.S. dollars. Accordingly, our financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and the U.S. dollar. In the past several years the Argentine economy has experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 has led to significant devaluation of the peso against major international currencies and our need to restructure our financial indebtedness. These conditions have affected and may continue to affect our financial condition and results of operations, and may impair our ability to make payments of principal and/or interest on our financial indebtedness.

Devaluation of the peso will adversely affect our results of operations and the ability to service our debt obligations.

Since we realize a substantial portion of our revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital costs denominated in foreign currency (including costs of servicing our indebtedness denominated in foreign currencies). A significant depreciation in the Argentine peso against major foreign currencies also may have a material adverse impact on our capital expenditure program.

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these uncertainties will affect the consumption of services provided by the Telecom Group or our ability to meet our debt obligations denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of peso and, accordingly, on our financial condition and results of operations.

Substantial inflation may return, which would negatively impact Telecom Argentina’s margins.

Argentina experienced high levels of inflation during 2002, when the Argentine consumer price index increased 41% and the wholesale price index increased 118%. The level of inflation reflected both the effect of the peso devaluation on production costs and a substantial change in relative prices, partially offset by the elimination of public service rate adjustments and the large drop in demand resulting from the recession.

Although levels of inflation were lower in years 2003 and 2004, they began to increase in year 2005 and remained higher in year 2006. In 2003, the Argentine consumer price index increased by 3.7% and the wholesale price index increased by approximately 2.0%. In 2004, the Argentine consumer price index increased by 6.1% and the wholesale price index increased by 7.9%. In 2005, the Argentine consumer price index increased by 12.3% and the wholesale price index increased by 10.7%. In 2006, the Argentine consumer price index increased by 9.8% and the wholesale price index increased by 7.2%. In the four-month period ending on April 30, 2007, the consumer price index increased 3.0% and the wholesale price index increased 3.5%. The Argentine Government has implemented several actions in order to monitor and control prices of the most relevant goods and services. Despite the relatively moderate levels of inflation in recent years, it is possible that the Argentine economy will experience significant inflation in the future. If the BCRA issues significant amounts of currency to finance public sector spending, to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected. In addition, public sector spending has increased in the past few months, a trend, that if it continues, may cause the government to incur a fiscal deficit and lead to higher inflation. Since we derive the majority of our revenues from fees payable in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our rates would decrease our revenues in real terms and adversely affect our results of operations. As discussed below under “Risks Associated with Telecom and its Operations”, Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. We cannot guarantee that the permitted increases will be sufficient to counter inflationary pressures and cannot assure you that the results of any future rate negotiations will be favorable to us and to our financial condition.

In addition, the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute, or “INDEC”) has undergone changes in management and its public credibility as the reference source in publishing Argentine inflation indexes has been negatively affected.

Future Argentine Government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine Government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis, the Argentine Government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Under the Kirchner administration, the CNC has adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as our company. See “Item 8—Financial Information—Legal Proceedings” for more information. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. However, we cannot assure you that laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in our favor, and that any changes will not adversely affect our business, financial condition or results of operations.

In the event of further social or political crisis, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims.

Argentina continues to face considerable economic, legal and political uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years have given rise to significant uncertainties about the country’s economic and political future. Despite recent economic growth, it is currently unclear whether the economic and political instability experienced over the past several years could recur and we cannot guarantee that Argentina will not return to a period of recession, higher inflation, unemployment and greater social unrest. If instability returns, there could be a material adverse effect on our results of operations and financial condition.

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

On September 17, 2004, the IMF approved the Argentine Government’s request to defer repayment of about US$1.1 billion. On January 10, 2005, Argentina launched a formal offer to restructure more than US$100 billion of defaulted debt. On March 3, 2005, the Argentine Government announced that 76% of its creditors had accepted the offer. On June 2, 2005, new securities totaling approximately US$35.3 billion were issued by the government and corresponding debt service payments were made. Finally, in January 2006, the Argentine Government completed an early repayment of all of its outstanding indebtedness with the IMF, an amount of approximately US$10.0 billion. However, there can be no assurance that the Argentine Government will not default on its obligations under the new bonds in the event that it experiences another economic crisis. In addition, Argentina will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine Government’s 2005 exchange offer.

It remains too early to assess what effects, if any, the 2005 sovereign debt restructuring will have on long-term investor confidence, the Argentine economy or on the government’s relationship with the holdouts. After the economic crisis in 2001, the Argentine Government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine Government may be required to continue adopting austere fiscal measures that could adversely affect economic growth. A new default by the Government could lead to a new recession, higher inflation and unemployment and social unrest, which would negatively affect our financial condition and results of operations. In addition, the Government’s default and its consequences may continue to affect the ability of private companies, including Telecom, in obtaining access to capital markets or other forms of financing.

The Argentine banking system is still recovering from a collapse.

In recent years, the Argentine financial system has been characterized by extreme volatility. At the end of 2001 and during 2002, the Argentine Government restricted bank withdrawals and required the conversion of dollar deposits to pesos. This led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest, resulting in widespread public protests against financial institutions.

Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation evidenced since 2003 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Since 2003, overall bank deposits continued to improve. The recovery in deposits was originally restricted to those of a short-term nature (mainly in demand deposit accounts and saving accounts), but longer term certificates of deposit started to increase in the second half of 2004, allowing a recovery of overall bank financing to the private sector accompanied by growth rates of 26% in 2004, 38% in 2005 and 40% in 2006.

Despite this recovery, we cannot be sure that another collapse will not occur in the future. The Argentine banking system’s collapse or the collapse of one or more of the larger banks in the system would have a material adverse effect on the prospects for economic recovery and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of delinquent or uncollectible accounts.

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the Board of Directors of Telecom Argentina frequently obtains and intends to obtain in the future, opinions of counsel concerning the compliance of the actions with Argentine law and Telecom Argentina’s bylaws (or regulations if any). Although the issue is not free from doubt, based on advice of counsel, Telecom believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision.

Risks Associated with Telecom and its Operations

It is possible that we will not be able to pay the interest or the principal of our indebtedness.

Having successfully completed the restructuring of our financial indebtedness in August 2005, we foresee being able to make payments of principal and interest on the notes issued pursuant to our APE. Nonetheless, this expectation is based on certain assumptions regarding macroeconomic factors which could affect significant components of our business.

If our assumptions are incorrect, or if there are unforeseen events which significantly and adversely affect our operations or if restrictions are imposed on our ability to transfer funds abroad, it is possible that we might not be in a position to make the interest and principal payments due under our indebtedness. Investment in our securities, therefore, involves a certain degree of risk. However, compliance with the prepayment provisions included in the terms and conditions of the Telecom Argentina notes issued pursuant to the APE resulted, as of April 2007, in the cancellation of the principal mandatory amortizations scheduled through October 2009 and 31.8% of the scheduled principal amortization payable in April 2010. Additionally, the net cash proceeds from the sale of the equity interest in Publicom S.A. were applied through payments made on May 24, 2007 that cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010. After giving effect to this payment, Telecom Argentina has cancelled 74.0% of such scheduled principal amortization payment due April 2010 and the outstanding principal amount of Telecom Argentina indebtedness as of the date of this Annual Report is approximately equivalent to US$846 million.

Under Argentine law, note holders are entitled to the benefits of the exemption from withholding tax on interest payments provided they comply with the requirements established by the Argentine negotiable obligations law. In addition, the terms and conditions of Telecom Argentina’s listed notes call for payments to be made without withholding or tax reductions or any other current or future government charge. Although Telecom Argentina has fully complied with the applicable regulation, we cannot assure you that notes will be entitled in the future to the benefits of the exemption from withholding tax provided in the Argentine negotiable obligations law. In the event our notes do not qualify for the exemption, we could be obliged to pay Argentine taxes on the listed notes and such obligation, if imposed, would generate additional unanticipated payments which could adversely affect our ability to satisfy our obligations under the notes and/or invest in our business.

Due to Telecom Personal’s debt service obligations and other funding needs related to the expansion of its business, Telecom Personal’s cash flow is being fully applied to meet its own requirements and, for the near future, is not available to Telecom Argentina. Accordingly, our ability to satisfy the debt service obligations under Telecom Argentina’s notes in the near future will depend principally on the free cash flow generation of Telecom Argentina (excluding the operations of Telecom Personal and its subsidiaries). As used herein, free cash flow means cash flows provided by operating activities and proceeds from sales of fixed and other assets, net of cash flows used in fixed asset and intangible asset acquisitions.

Given that the debt instruments of Telecom Argentina are not guaranteed by any of Telecom Argentina’s subsidiaries, such instruments will be subordinated structurally to indebtedness incurred by its subsidiaries with respect to any assets of those subsidiaries. Accordingly, upon the liquidation or reorganization of our subsidiaries, our right to participate in any distribution of their assets is subject to the prior claims of creditors of the relevant subsidiary, including trade creditors. As of December 31, 2006, our subsidiaries (among them, Telecom Personal and Núcleo) had liabilities reaching a total equivalent amount of US$775 million (including trade creditors and excluding inter-company obligations). Our subsidiaries’ cash and cash equivalents as of December 31, 2006 amounted to US$58 million. Subject to certain restrictions, our subsidiaries can incur additional debt and all of that debt will be structurally senior to the debt instruments of Telecom Argentina.

Our ability to operate our business will be constrained by the indenture governing the notes that we issued in connection with the APE.

The indenture governing the notes issued pursuant to Telecom Argentina’s APE contain certain standard operating and financial restrictions and covenants that could adversely affect our ability to finance our future operations or capital needs or to engage in certain business activities. These agreements limit, and in some cases prohibit, except in certain permitted situations, our ability to:

•	incur liens;

•	incur indebtedness;

•	sell certain types of assets;

•	enter into sale and leaseback transactions;

•	engage in transactions with our shareholders and affiliates;

•	make capital expenditures not expressly permitted;

•	make restricted payments (including loans and investments);

•	impose payment restrictions affecting restricted subsidiaries;

•	issue equity interests of Telecom Personal resulting in a loss of control of Telecom Personal;

•	engage in other lines of business; or

•	engage in certain mergers.

In addition, the notes issued pursuant to Telecom Argentina’s APE contain cash sweep provisions which will require Telecom Argentina to use any “excess cash” as defined in the notes, to prepay Telecom Argentina’s notes, which will further limit our ability to finance our future operations or capital needs. Due to accumulated losses and these debt service obligations we do not expect to be able to pay dividends in the next year.

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

The terms of the Series A and Series B notes that Telecom Argentina issued pursuant to the APE include mandatory prepayment terms that may require Telecom Argentina to prepay the principal amortization of the notes before their scheduled payment date. As of the date of this Annual Report, all principal amortization payments on the notes scheduled to be made through October 2009 and 74.0% of the principal amortization payments scheduled to be made in April 2010 have been paid and the outstanding principal amount of Telecom Argentina indebtedness as of the date hereof is approximately equivalent to US$846 million. All principal amortization payments were made on a pari passu basis, as required by the notes. In addition to making note payments (which are applied to prepay the remaining installments of the notes in direct order of maturity) or optional redemptions (which are applied pro rata at par value), Telecom Argentina may retire the notes through purchases of the notes in the secondary market if the notes are available for purchase at a price below their par value. Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment or redemption of the notes.

We are leveraged in foreign currency.

As of December 31, 2006, our total nominal consolidated bank and financial indebtedness, denominated in dollars, euro and yen amounted to the equivalent of approximately US$1,322 million, including accrued but unpaid interest and related derivatives. Our total consolidated peso-denominated debt amounted to P$196 million, equivalent to US$64 million. As of December 31, 2006, our total nominal consolidated cash and cash equivalents denominated in dollars, euro and yen amounted to the equivalent of approximately US$122 million and our total consolidated peso-denominated cash and cash equivalents amounted to P$288 million, the equivalent of US$94 million. Our leverage may impair our ability to service our indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, our subsidiary Telecom Personal is and will continue to be leveraged. As of December 31, 2006, Telecom Personal’s stand-alone outstanding debt was the equivalent of approximately US$385 million, of which a significant portion is denominated in US dollars. As of December 31, 2006, Telecom Personal’s total cash and cash equivalents denominated in dollars amounted to the equivalent of approximately US$31 million and Telecom Personal’s total peso-denominated cash and cash equivalents amounted to P$57 million, the equivalent of US$19 million.

The Pesification and freezing of rates may continue to adversely affect Telecom’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for basic telephony services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine Government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine Government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of public services companies such as Telecom Argentina. In connection with these negotiations, on May 20, 2004, Telecom Argentina and Telefónica signed a Letter of Understanding with the Argentine Government whereby Telecom Argentina agreed, without waiving its right to continue negotiations, to maintain the current tariff structure charged to our customers for fixed line services until December 31, 2004 (the “Letter of Understanding 2004”).

On December 17, 2004, Law No. 25,972 was published in the Argentine Government’s Official Bulletin. The law extended the term for the renegotiation of public works and services contracts specified in Article 9 of the Public Emergency Law until December 31, 2005. Law No. 25,972 also stipulated that the Argentine Government would not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. The law also confirmed that the effectiveness of the Public Emergency Law would continue until December 2005. In January 2006, Law No. 26,077 was passed, extending the effectiveness through December 31, 2006 and, in December 2006, Law No. 26,204 again extended the effectiveness through December 31, 2007.

On March 6, 2006, Telecom Argentina executed a new Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine Government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding 2006, rate increases will be restricted to the termination charge for international incoming calls and the extension of the time bands for peak-hour tariffs applied to local and domestic long-distance calls. Please see “Item 4—Information on the Company—Regulatory Framework”.

The Letter of Understanding 2006 contemplated the signing and effectiveness of Minutes of Agreement of the negotiation upon the fulfillment of certain necessary steps. As of the date hereof, such fulfillment has yet to occur.

Although we expect such fulfillment and effectiveness in the near future, we cannot guarantee if or when this will happen. We are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine Government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether we will be able to meet them.

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

Additionally, since the end of the year 2005, the Argentine Government had implemented various measures to control inflation such as price controls of certain goods and services. It is possible that services not currently regulated in this manner by the Argentine Government may be the subject of future price controls or that similar mechanisms affecting our economic and financial situation may be implemented.

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

In addition, the Telecom Italia Group and W de Argentina–Inversiones S.L. are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 8.35% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock. We are directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by Resolutions S.C. No. 111/03 and No. 29/04: (i) any reduction of ownership of Nortel in our capital stock to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom Argentina’s telecommunications license.

Pursuant to the provisions of the Telecom Personal List of Conditions for STM, SRMC and PCS, the license holders of these services may not assign, transfer, encumber or dispose of the licenses or of the rights arising therefrom unless there is an authorization from the CNC.

We operate in a competitive environment which may result in a reduction in our market share in the future.

We compete with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. Groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom Argentina and its subsidiaries to the extent those services may be substitutes for fixed wireline telephony. As of December 31, 2006, more than 200 licenses for local and/or long-distance services had been granted since the end of the exclusivity period.

We expect that we will face pressure on the rates we charge for services and we could experience loss of market share for Voice, Data and Internet services as a result of this competition particularly in the long-distance service and Internet businesses. In addition, the market for wireless services is very competitive as certain of our competitors have substantial telecommunications experience. In 2004, Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica, S.A., acquired the Argentine wireless business of Companía de Radiocomunicaciones Moviles S.A. “Movicom” which resulted in Telefónica Móviles becoming Argentina’s largest wireless operator in terms of numbers of subscribers. The Internet services and wireless telecommunications markets, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the Voice, Data and Internet services market, we must invest in our fixed-line network and information technology in order to maintain and improve service quality and to prepare the network for the development and provision of new services that require enhanced capacity. To remain competitive in the wireless telecommunications market, we must enhance our wireless networks principally by completing the migration from TDMA to GSM technology, start providing 3G services, expand our GSM network coverage, provide high service quality and attractive plans and facilitate the synergy between fixed and wireless communications. To remain competitive in the Internet services market, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. In the Wireless segment, we expect to continue to need to devote resources to customer retention and loyalty and to the replacement of handsets due to technological updates. These enhancements and the introduction of new services will demand increased capital expenditures. We must also adapt to changing market conditions. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Responding to these changes may require us to devote substantial capital to the development, procurement or implementation of new technologies.

We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure. In addition, we may have to repair or replace our equipment lost due to theft or vandalism.

Certain operating and financial restrictions under the terms of our indebtedness (including limits on capital expenditures by Telecom Argentina) and the macroeconomic situation in Argentina may impede our ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that we will have the ability to make needed capital expenditures and operating expenses. If we are unable to make these expenditures, or if our competitors are able to invest in their businesses to a greater degree than we are, our competitive position will be adversely impacted.

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

Future allocations of wireless frequency bands may affect the competitiveness of the Argentine wireless industry and could impact Telecom Personal’s competitive position within it.

The SC is responsible for the allocation of bands in the wireless spectrum within promulgated regulations. We cannot guarantee that Telecom Personal’s requests to participate in the reallocation process related to the bands to be released by Telefónica Móviles will be granted, or that the frequency bands will not be reallocated to existing or future competitors of Telecom Personal, negatively affecting Telecom Personal’s competitive position and ability to offer cellular services to its customers on a competitive basis. See “Item 4—Information on the Company—Regulatory Framework—Regulations Applicable to PCS Services” for a detailed description of Telecom Personal’s license.

Nortel, as our principal shareholder, and its controlling shareholder, Sofora, exercise significant control over matters affecting us.

As discussed above, Nortel is our principal shareholder. Sofora owns 100% of the common stock and 67.79% of the capital stock of Nortel. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by W de Argentina–Inversiones S.L., or W de Argentina–Inversiones (a company that is party of the Werthein Group de Argentina) and 2% owned by France Telecom Group.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina–Inversiones will have the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors.

We have been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina–Inversiones have agreed amongst themselves certain matters relating to the election of our directors and of Nortel’s and have given W de Argentina–Inversiones veto power with respect to certain matters relating to us.

We have engaged in and will continue to engage in transactions with these shareholders of Nortel and, at the present time, of Sofora, and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of our capital stock and as parties with interests in these related party contracts.

Nevertheless, any transactions with related parties that hold 1% or more of our equity are put through a prior approval process established by Decree No. 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”.

Our operations and financial condition could be affected by union activity and general labor unrest.

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of our labor organizations have increased recently as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living (which was significantly affected by the increased level of inflation in the last two years) and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine Government has attempted to alleviate this economic disparity through in-kind social welfare distributions). Moreover, labor organizations have advocated that certain of our non-unionized employees should be represented by trade unions. If the number of employees covered by trade unions increases, we may incur an increase in costs for the higher compensation that we and our contractors may need to pay to unionized employees.

In this context, and given the fact that we are limited in our ability to resolve these issues since, among other things, Telecom Argentina has not yet received authorization for tariff increases, we concluded several agreements with various labor organizations representing in particular our fixed-line telephony employees. Please see “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” and “Item 8—Financial Information—Legal Proceedings”.

The Argentine Government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase our cost of doing business.

The Argentine Government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). In the aftermath of the Argentine economic crisis, both the Government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits. However, since early 2005 the Argentine Government has decided not to order new salary increases by decree. We cannot guarantee that the government will not again adopt measures that will increase salaries or require us to provide additional benefits, which would increase our costs and, among other things, in the absence of an adjustment of regulated tariffs, reduce our profitability.

Moreover, the Argentine Congress is discussing certain modifications to labor regulations that, if approved, could materially impact our relationship with our employees increasing the labor cost and decreasing the flexibility to provide services to our clients.

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert management time, attention and financial resources. Please see: “Item 8—Financial Information—Legal Proceedings”.

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

The tax authorities have reviewed certain interpretations that could affect the tax treatment of our bad debt expense and Fiber Optic improvements. Several claims for additional taxes have been brought against Telecom by the tax authorities and final resolution of such claims could result in our payment of additional taxes, accrued interest and fines. See “Item 10—Additional Information—Taxation” and “Item 8—Financial Information—Legal Proceedings”.

We may be subject to measures by the Argentine Government that may modify or impose obligations to provide telecommunications services without or with reduced compensation which may result in losses.

On June 12, 2002, the Argentine Congress passed Law No. 25,609, which was subsequently vetoed by the executive branch and sent back to the Congress where it is still being considered. Law No. 25,609 provides that Argentine telephone operators such as Telecom Argentina must provide “indispensable telephony services” to certain public entities even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom Argentina’s ability to set-off any amounts owed by these public entities against any amounts Telecom Argentina owes to the Argentine Government. In addition, the fulfillment of these obligations may result in losses for us. Please see “Item 4—Information on the Company—Regulatory Framework—Law No. 25,609”.

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the effect of increasing competition for the services we offer. Moreover, the government could modify some of the current regulations, without granting the company corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations such as, among others, those relating to Universal Service regulation (See “Item 4—Information on the Company—Regulatory Framework—Decree No. 764/00”) or to the provision of customer services, those resulting from the 1999, 2000 and 2001 Price Cap SC reviews still pending and those being established to apply in a tariff reduction any balance resulting from Rate Rebalancing. Any such changes could have a material impact on our operations. However, these potential obligations may be offset by measures in Telecom Argentina’s favor, such as those contemplated in Resolution 41/07 (see “Item 4—Information on the Company—Regulatory Framework—Tax Stability: Social Security Contribution Variations”).

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our debt.

In 2001 and 2002, the Argentine Government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tightened restrictions on transferring funds abroad, including for purposes of paying principal and interest on debt. Although these restrictions have generally been eliminated, restrictions on transfer of funds have in the past limited and may in the future limit our ability to make payments on our debt to creditors outside of Argentina. There can be no assurance that the BCRA will not again restrict the transfer of funds abroad for principal and/or interest payments by us to our foreign creditors, or require its prior authorization for such purposes, which would limit our ability to service our debt. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

There is no assurance that the market for our securities will provide proper levels of liquidity.

The future liquidity position of our securities, including Telecom Argentina’s Series A and Series B notes, is uncertain. The liquidity of our securities will depend on numerous factors, many of which are outside of our control. The liquidity of our securities could be adversely affected by changes in market conditions and interest rates, both in Argentina and the global economy, as well as by any change in our financial condition and results of operations.

In particular, the liquidity of Telecom Argentina’s Series A and Series B notes could be reduced by prepayments and repurchases carried out in accordance with the terms of the notes.

Fluctuations in Telecom Argentina’s share price depend on various factors, some of which are outside of our control.

Over the past few years, the value of Telecom Argentina’s shares has increased. Nevertheless, the market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

In addition, future conversions of Telecom Argentina’s Class C Shares could affect the trading price of Telecom Argentina’s shares if a large number of converted shares are sold in the public markets within a short time period. See Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

Finally, currency fluctuations could impact the value of your investment. Although Telecom Argentina’s ADRs listed on the New York Stock Exchange are U.S. dollar denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

If we experience significant losses, we may be required to undertake a mandatory capital stock reduction or commence dissolution procedures

Under Article 206 and paragraph 5 of Article 94 of the Argentine Companies Law No. 19,550, as amended, if at the annual shareholders’ meeting a corporation presents financial statements that report that the corporation’s losses exceed certain thresholds or reports negative shareholders’ equity, the corporation is required to reduce its capital stock; or to commence dissolution proceedings unless its shareholders take action to increase the company’s capital stock.

The requirements of Article 206 and paragraph 5 of Article 94 were temporarily suspended by governmental decrees until December 10, 2005, but have been in effect since that time.

Since the Company reported significant accumulated losses for the year ended December 31, 2005, it qualified for mandatory reduction of its capital stock. Accordingly, the Ordinary Shareholders Meeting held on April 27, 2006 approved the use of the Company’s legal reserve and a portion of its inflation adjusted capital account to absorb accumulated losses and remediate this situation. See “Item 9—The Offer and Listing”.

We reported net income for the fiscal years ended December 31, 2006 and 2005, but we still had accumulated losses amounting to P$1,592 million as of December 31, 2006. Although we currently do not qualify for mandatory reduction of capital stock, we cannot guarantee that we will not report significant losses in the future and again qualify for capital stock reduction under Article 206 or under paragraph 5 of Article 94.

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

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. We maintain our financial books and records and prepare our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP. See Note 14 to the Consolidated Financial Statements for a description of the significant differences between Argentine GAAP and US GAAP as they relate to us.

ITEM 4.	INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector corporations in Argentina in terms of revenues. Telecom Argentina has a non-expiring license (the “License”) to provide fixed-line telecommunications services in Argentina. We also provide other telephone-related services such as international long-distance service and data transmission and Internet services, and through our subsidiaries, wireless telecommunications services, international wholesale services, and telephone directory publishing.

As of December 31, 2006, our telephone system included approximately 4.09 million lines in service. This is equivalent to approximately 21.4 lines in service per 100 inhabitants in the Northern Region and 356 lines in service per employee.

As of December 31, 2006, our Internet business has approximately 95,000 customers of its dial-up and private virtual network services and approximately 457,000 customers of its ADSL service. Our Wireless reportable segment has approximately 8.43 million customers in Argentina and approximately 1.16 million customers in Paraguay.

Business Strategy

Our goal is to be a leading provider of integrated communications, providing a wide variety of fixed and wireless telecommunication services, mainly in the territory of the Argentine Republic. Our purpose is to be a leader in operational excellence, in the provision of innovative services and in customer satisfaction.

We aim to maximize our business returns by building customer loyalty through innovative and attractive offerings that our competitors will find difficult to imitate. We believe that the main drivers of growth will continue to be our broadband business and wireless service offerings, enabled by increased penetration, higher access speeds and sale of Value Added Services.

As our customer base matures and grows, we believe it is critical to provide services that are increasingly easy to adopt and use, with the degree of customization and control customers need.

We are in a privileged position to benefit from the convergence of services provided to fixed and wireless customers, which represents an advantage compared to operators that operate purely in one of the fixed, wireless and/or cable businesses. We aim at improving synergies, to which end we are designing and executing a plan conducive to the coordinated development of our networks and systems—an essential element for the provision of a wide portfolio of integrated services. Key components of our strategy include:

•

Broadband Deployment. Adoption of broadband services is expected to be the catalyst that will speed up fixed-wireless service convergence and increase the Company’s ability to offer innovative multimedia services;

•	Achieve nationwide coverage with our wireless service by using a differentiated strategy across regions and deploying 3G technology;

•	Fully migrate our traditional telephone infrastructure to the unified NGN architecture. This transition has already started;

•

Continue the deployment of Fiber Optics, to improve transmission capacity and increase access speed for our customers, which in turn enables the increased offering of combined Value Added Services; and

•	Continue our partnership with well-regarded international operator, the Telecom Italia Group.

We understand that the successful achievement of these goals will largely depend on our ability to adapt with efficiency and speed to the requirements of a rapidly changing market, and to keep pace with the technological evolution required to continue delivering leading-edge services comparable to those provided in more developed countries.

Organizational Structure

The following chart shows our principal subsidiaries and affiliated companies as of December 31, 2006, and jurisdiction of organization.

(*)	Dormant entity.
(**)	Entity sold on April 12, 2007. See “Recent Developments.”

Consolidated Subsidiary Information

The following table presents information relating to the activity and reportable segment of our percent ownership and the percentage of our consolidated total net sales represented by our consolidated subsidiaries for the fiscal year ended as of December 31, 2006:

Subsidiary (1)	Activity	Reportable Segment	Percent Ownership	Percentage of Telecom’s Total Consolidated Net Sales
Telecom Personal S.A.	Wireless Services	Wireless	99.99	53.3
Núcleo S.A. (2)	Wireless Services	Wireless	67.50	4.8
Telecom Argentina USA Inc.	International Service	Voice, Data and Internet	100.00	0.4
Publicom S.A (3)	Publication of Directories	Directories Publishing	99.99	0.9
Micro Sistemas S.A. (4)	Electronic Equipment Sales	Voice, Data and Internet	99.99	—

Total				59.4

(1)	All incorporated in Argentina, except for Núcleo S.A. (Paraguay) and Telecom Argentina USA Inc. (USA).
(2)	Interest held indirectly through Telecom Personal.
(3)	Entity sold on April 12, 2007. See “Recent Developments.”
(4)	Dormant subsidiary as of December 31, 2006.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware, 19715.

Recent Developments

Sale of our Subsidiary Publicom and Note Payment with the net cash proceeds

On March 29, 2007, the Board of Directors of Telecom Argentina approved the sale of its entire share participation in Publicom (99.99% of capital and voting shares of Publicom) to the Spanish corporation Yell Publicidad S.A. for approximately US$60.8 million. The transaction closed on April 12, 2007. Nortel, owner of 0.01% of the capital and voting shares of Publicom, simultaneously sold its participation to the same corporation for approximately US$6,000.

Despite the sale of its ownership interest, Telecom Argentina will continue to comply with its regulatory obligations related to the editing and distribution of telephone directories (“white pages”) to its clients through operating contracts entered into with Publicom. See “Item 5—Operating and Financial Review and Prospects—Management Overview” for more detail.

According to the terms and conditions of the notes issued by Telecom Argentina, on May 24, 2007, Telecom Argentina cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom. After giving effect to this payment, Telecom Argentina has cancelled 74.0% of such scheduled principal amortization payment due April 2010.

Núcleo Dividend Payment

On May 3, 2007, Núcleo paid its shareholders a dividend in an amount in Guaraníes equivalent to US$24 million, as stipulated by the General Shareholders Meeting held on April 2, 2007. Personal received US$16.2 million in the distribution. In accordance with current tax law in Paraguay, Núcleo withheld 15% of the amount distributed to Personal as income tax. Consequently, Personal received US$13.8 million in dividend proceeds and has a credit for taxes imposed of foreign earnings in an amount of US$2.4 million.

Change in Indirect Ownership of the Company

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A., which holds approximately 18% of Telecom Italia S.p.A.’s voting shares, to a joint company made up by Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica S.A. This transaction is subject to the approval of the competent authorities and is expected to be completed by October 2007.

Tax Stability; Social Security Contribution Variations

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years. Resolution 41/07 will permit Telecom Argentina to offset the cost of Social Security contribution increases with savings generated by decreases in contributions over the same period.

The implementation by Telecom Argentina of Resolution 41/07 remains subject to tax audits by the relevant Regulatory Authority. Management of the Company estimates that a positive balance in the Company’s favor will result from such audits and will be applied to other regulatory obligations, existing or to be determined in the future. See “—Regulatory Framework—Tax Stability; Social Security Contribution Variations”.

Change of Enterprise Resource Planning (ERP) System: Successful Implementation of SAP

In the third quarter of 2005, the Company’s management launched a project to replace its JD Edwards ERP software and other site planning and control systems with a single, fully-integrated multi-company software supplied by SAP.

Following a critical review of the business processes of Telecom Argentina, Personal and Publicom in 2006, the Company implemented use of the SAP software on a widespread basis on January 15, 2007. As of the date hereof, all of the Group’s companies based in Argentina are using SAP for all of their processes in the areas of: accounting, accounts payable, treasury, works in progress, logistics, fixed assets and materials and project management.

As of the date of this Annual Report, Telecom has started the second phase of the project with the objective of increasing functionalities regarding human resources, buildings and automotive fleet management and engineering planning, among others.

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

•

the granting to Telintar and Startel, each joint subsidiaries of Telecom Argentina and Telefónica, of non-expiring licenses to provide international long-distance and data transmission, respectively; and

•	the transfer by ENTel of substantially all of its assets and certain contracts into Telecom Argentina, Telefónica, Telintar and Startel.

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine Government sold 60% of the common stock to Nortel, a holding company formed at that moment by a consortium of investors including Telecom Italia among others. As of December 31, 2006, Nortel’s common stock was owned by an Argentine company named Sofora, which was organized in September 2003 and is held 50% by the Telecom Italia Group, 48% by W de Argentina–Inversiones S.L., a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group, and 2% by France Telecom Group. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders”.

Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s common stock was transferred to a Share Ownership Plan for certain ex employees of ENTel and CAT by the Argentine Government, and the remaining 30% of Telecom Argentina’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. See: “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan”.

On the Transfer Date, Telecom Argentina also entered into a management agreement (the “Management Agreement”) with Telecom Italia and FCR, a subsidiary of France Telecom S.A. (jointly, the “Operators”) pursuant to which the Operators agreed to provide services, expertise and know-how with respect to the Telecom Argentina’s activities. The Telecom Italia Group was sole Operator under this agreement from December 2003 to October 2004. The Management Agreement expired on October 10, 2004. Since December 2003, the Telecom Italia Group has been the sole operator of Telecom Argentina.

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

On August 12, 1999, Perez Companc S.A. (owner of 25% of the ordinary shares of Nortel), and J.P. Morgan and J.P. Morgan Capital Corporation (jointly owners of 10% of the ordinary shares of Nortel) sold all of their shares of Nortel in equal parts to members of the Telecom Italia Group and the FCR Group.

Through September 30, 1999, Telecom Argentina provided domestic and international telephony services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine Government implemented a deregulation plan introducing competition into the basic telephone service market. See “Regulatory Framework Deregulation Plan Established by Decree No. 264/98”. The Argentine telecommunications market was opened to full competition beginning in November 2000. As a result, Telecom Argentina now offers services throughout Argentina and competes with Telefónica and with a number of additional operators throughout its markets.

On May 3, 2000, certain employees of Telecom Group participating in the employee Share Ownership Plan created by the Argentine Government in connection with the privatization of ENTel, sold 44,458,431 Class B Shares (represented by 7,600,000 ADSs and 6,458,431 shares) in an offering in the United States and in Argentina. Subsequently, other employees sold their shares in the market. The remaining shares issued pursuant to the Share Ownership Plan are in the process of being released from ongoing legal proceedings to enable their gradual conversion and sale in the public market. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan”.

THE BUSINESS

General

We conduct our business through six legal entities which represent six operating segments. We aggregate these operating segments into reportable segments following the nature of the products and services provided.

The companies we aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated Company/Operating Segment
Voice, Data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)

Wireless	Telecom Personal
Núcleo

Directories publishing	Publicom (ii)
(i) Dormant entity at December 31, 2006.
(ii) Entity sold on April 12, 2007. See “Recent Developments”.

Voice, Data and Internet. Telecom Argentina owns a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Telecom Argentina also owns a network in the Southern Region. Voice, Data and Internet services are comprised of the following:

•

Basic telephony services. Telecom Argentina provides basic telephony services, including local and domestic long-distance telephone services and public telephone services. As of December 31, 2006, Telecom Argentina had approximately 4.09 million lines in service;

•

International long-distance services. Telecom Argentina provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits;

•

Data transmission and Internet services. Telecom Argentina provides data transmission and Internet connectivity services, including traditional dial-up and broadband connections, ADSL dedicated lines, private networks, national and international broadcasting signal transport and videoconferencing services. As of December 31, 2006, Telecom Argentina had approximately 95,000 dial-up and private virtual network services subscribers and approximately 457,000 ADSL subscribers to our Internet service; and

•

Other basic telephony services. Other services provided by Telecom Argentina include supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail and itemized billing, and telecommunications consulting and telecommunications equipment and maintenance services.

•

Wireless Telecommunication. We provide wireless services through our subsidiaries in Argentina and Paraguay. Our subsidiary Telecom Personal provides wireless telephone service throughout Argentina via cellular and PCS networks. Telecom Personal’s service offerings include supplementary wireless Value Added Services. We also provide cellular and PCS services in Paraguay through Núcleo, a subsidiary of Telecom Personal. As of December 31, 2006, Telecom Personal had approximately 8.43 million wireless subscribers in Argentina and approximately 1.16 million in Paraguay.

•

Directory Publishing. Until its sale on April 12, 2007, we edited, printed, sold and distributed publications, through our 99.9% owned subsidiary, Publicom. In addition, Publicom sold advertising in such publications and developed and sold advertising linked to telephone service. See “Recent Developments”.

See Note 12 to our Consolidated Financial Statements and: “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2006, 2005 and 2004—Results of Operations by Reportable Segment” for additional information as to our results of operations by reportable segment.

Voice, Data and Internet Services

Telecom Argentina is the principal provider of Basic Telephone Services in the Northern Region, and since late 1999 has also provided Basic Telephone Services in the Southern Region.

Since October 2000, the telecommunications sector in Argentina is completely open to competition. Our operations are subject to a complex series of laws and regulations of the Argentine Government. In addition, we are subject to the supervision of the Regulatory Bodies. See “Regulatory Framework” below.

The Argentine Government has taken certain measures that have affected revenues from the services we provide. By the enactment of the Public Emergency Law since January 6, 2002, the rates charged by Telecom Argentina for fixed line services such as measured service, public telephone service, national and international long-distance and monthly basic charges and installation charges have been pesified (regulated services since the Transfer Day). We cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect our future revenues. See “Rates” below and “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina”.

Telecom Argentina’s Domestic Telephone Network

Telecom Argentina’s domestic fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the development of Telecom Argentina’s domestic telephone network:

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Number of installed lines(1)	3,896,637	3,828,147	3,803,006	3,800,085	3,802,464
Net lines installed (during each year)	68,490	25,141	2,921	(2,379)	2,406
Net lines installed cumulative(2)	2,325,673	2,257,183	2,232,042	2,229,121	2,231,500
Number of lines in service(3)	4,094,653	3,949,911	3,790,298	3,655,859	3,590,284
Net lines in service added for the year	144,742	159,613	134,439	65,575	(301,516)
Net lines in service added cumulative	2,692,684	2,547,942	2,388,329	2,253,890	2,188,315
Lines in service per 100 inhabitants(4)	21	21	20	20	19
Pending applications(5)	60,800	52,000	44,800	74,800	20,300
Total public telephony	81,568	82,771	83,847	80,127	79,812

(1)	Reflects total number of lines available in Switches. Since the year 2006, also includes NGN lines.
(2)	Cumulative net lines installed since the Transfer Day.
(3)	Reflects number of lines capable of generating traffic. Includes direct inward dialing lines, which do not use installed line capacity.
(4)	Corresponds to the Northern Region of Argentina.
(5)	Corresponds to lines requested by clients, but not yet installed.

Revenues

Voice, Data and Internet Services include monthly basic charges, measured service charges, installation charges, public telephone services and interconnection services related to “essential facilities”, whose prices are regulated by the rules governing the license which establishes the “maximum prices” that can be charged to clients. Telecom Argentina is able to charge prices below the maximum regulated prices as long as the discount is applied equally to clients who share the same characteristics. In accordance with this ability, Telecom Argentina charges lower prices than the maximum regulated prices for many of the services offered.

The remaining services included in the Voice, Data and Internet reportable segment are not subject to regulation and, as a result, Telecom Argentina is able to set the corresponding rates.

Regulated services represent approximately 40% of Telecom Argentina’s net sales.

a) Retail – Residential and Business Customers

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice and, through January 6, 2002, translated to pesos at the applicable exchange rate. The number of pulses varies depending on the type of customer. As of December 31, 2006, approximately 85% of lines in service were for residential customers and public telephony and approximately 15% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to low consumption residential and retired customers.

Measured Service Charges. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per minute at the time the call is made and, through January 6, 2002, translated to pesos at the applicable exchange rate. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. During the summer months (December through March) there is decreased consumption due to the fact that many customers are on vacation. Additionally, due to competition, Telecom Argentina offers discounts to customers mainly for domestic long-distance service, as semiflat plans that include a set quantity of minutes for a fixed change.

Local minutes were approximately 13.8 billion in 2006, 13.9 billion in 2005 and 13.8 billion during 2004. During the past three years, despite increased economic activity in Argentina and the growth in our fixed line customer base, the volume of local minutes has remained stable due to the strong development that wireless telephony is experiencing and the resulting migration of traffic to that type of telecommunication service.

Domestic long-distance minutes were 3.0 billion in 2006, 2.9 billion in 2005 and 2.7 billion during 2004. The positive growth in the domestic long-distance minutes is associated with the introduction of “semiflat” plans that permit the client to pay a fixed charge to get a set quantity of minutes for use during certain hours or days, or to certain numbers or places. Since the Northern Region was opened to competition in 1997, Telecom Argentina has maintained its position as the market leader for domestic long-distance traffic, with 95% of the phone numbers in the region. Similarly, the positions of its principal competitors in the Northern Region have remained stable over the past several years.

In the year ended December 31, 2006, approximately 77% of measured service revenue was generated by residential and professional customers, and approximately 23% was generated by business and government customers. In the year ended December 31, 2005, approximately 77% of measured service revenues was generated by residential and professional customers, and approximately 23% was generated by business and government customers.

International Long-Distance Service. International long-distance traffic minutes increased to 130 million in 2006 from 125 million in 2005 and 122 million in 2004. Despite the competition and VoIP (Voice Over Internet Protocol) the volumes of this traffic shows a positive trend due to promotions launched in 2006 to target the sector.

Since 1992, international tariffs have been reduced annually as a consequence of the application of the Price Cap described in “b) Wholesale—Price Cap”. Telecom Argentina also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

Although Telecom Argentina still retains an important market share of international long-distance traffic in the Northern Region, over the past several years, there has been a gradual and constant decrease in Telecom Argentina’s market share in that region due to strong growth in prepaid cards and the adoption of VoIP technology at competitive rates. Of Telecom Argentina’s various offered services, international long-distance is the service most affected by VoIP technology. However, Telecom Argentina continued to be the market leader for international long-distance in the Northern region in the last year.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new phone lines. Telecom Argentina offers discounts in multiple localities to reduce the rate authorized by the government, with the aim of stimulating demand in those areas. As a result, the penetration of fixed-line telephony has continued to demonstrate a slow growth in Argentina, whereas it is decreasing in various other parts of the world.

Public Telephone Services. As of December 31, 2006, there were 81,568 public lines installed of which 8,906 are in the Southern Region. Local and domestic long-distance traffic saw a systematic reduction as a result of the strong development of the cellular telephone industry in Argentina. As a result, public-telephony local traffic for the year 2006 fell to 702 million minutes compared to 844 million minutes for the year 2005 and 946 million minutes for the year 2004. Domestic long-distance public-telephony traffic over the same period was 306 million minutes, 379 million minutes and 445 million minutes for 2006, 2005 and 2004, respectively. In contrast, international long-distance public-telephony traffic has experienced consistent increases reaching 52.4 million minutes during the year 2006, from 44.5 million minutes in the year 2005 and 38.8 million minutes in the year 2004 due to several promotions, used to generate increased demand.

Data Transmission Services. The data services business includes nationwide data transmission services, national and international broadcasting signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies. Telecom Argentina also provides certain Value Added Services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are provided mainly through frame relay and ATM networks. However, in the past year, Telecom Argentina has developed an IP Virtual Private Network and has begun the migration of lines connected to the ATM networks to the IP Virtual Private Network. Telecom Argentina has a non-expiring license to provide the aforementioned services.

Telecom Argentina began to offer integrated solutions to its corporate business clients with the objective of increasing customer loyalty, retention and overall satisfaction. Notable developments in this effort in 2006 include the fulfillment of a significant connection-provision contract and the establishment of an integrated management center for the government of the province of Buenos Aires, the provision of videoconference services to the AFIP and the implementation of an emergency 911 system in the province of Salta.

Internet. Telecom Argentina introduced residential Internet service under the brand name Arnet in 1998 and has been providing Internet-related services directly to its customers since November 2001. Telecom Argentina mainly offers this service in the major cities of Argentina. In recent years, Telecom Argentina’s Internet service has experienced higher demand and usage in less populated areas of the country. The Internet services include basic Dial-Up service and high-speed ADSL service. High-speed ADSL service includes two types of services, establishing the connection and providing the Internet service itself.

During the past several years, Internet service has experienced a significant shift as a result of the introduction of ADSL. We have seen a gradual, but constant, decrease in Dial-Up access that has been more than offset by increased ADSL access. This shift is illustrated in the following table:

	December 31,
	2006	2005	2004
ADSL (1)	457,000	226,000	128,000
Dial-Up (2)	95,000	125,000	152,000

(1)	Includes ADSL access in the Northern Region and ADSL clients in the Southern Region
(2)	Includes private virtual network services.

The shift in number shown in the table above are the result of Dial-Up customers migrating to ADSL service over the years.

The market for broadband has experienced significant growth in the years 2005 and 2006 throughout the country, increasing 74% and 68% respectively to reach approximately 1,562,000 connections at December 31, 2006. In the Northern Region, it is estimated that broadband now accounts for more than 55% of all Internet use.

Broadband Internet is delivered through three technologies: cable modem, ADSL and wireless, cable modem and ADSL being the most widely used. In the past year, ADSL connections outnumbered cable modem and wireless connections, in the Northern Region as well as in the rest of the country. Telecom Argentina markets its ADSL service through its proprietary Arnet brand and in partnership with other ISPs.

Until 2005 Telecom Argentina had sought to differentiate itself in the market by offering service prioritizing continuous increases in the speed of broadband services offered to its customers, offering the highest speeds on the market (for 5 MB download), and diversifying its service and payment plans (flat, time based, or by data volume).

In 2006 Telecom Argentina looked to significantly increase its market presence by adjusting its strategy and providing quality services at competitive speeds and prices nationwide. To this end, in March 2006 Telecom Argentina widely introduced the product Arnet 640 Kb (a 640kb speed ADSL service offered at a flat rate). Following its introduction, Arnet 640 Kb demonstrated strong growth that permitted Telecom Argentina to double its clients in one year, and to increase its market share nationwide, from 23.7 % in December 2005 to 28.7% in December 2006.

Telecom also implemented a new product portfolio to enable small to medium companies to increase adoption of broadband, offering Internet access at speeds of up to 20 Mb. Telecom Argentina’s Integra Product (Internet synchronous access) has also demonstrated significant growth, increasing its number of Internet points of access by 36% in the year 2006 compared with year 2005 while it increased 8% in year 2005 compared with year 2004.

Additionally, Internet revenues include Internet access services. Telecom Argentina offers its 0610, 0611 and 0612 ISP services. The 0610 service at rates reflecting up to a 30% discount compared to normal city rates for connections lasting 30 minutes, depending on the time and day of the connection. Traffic generated by these services has been decreasing, falling from 7.6 billion minutes in 2004, to 5.9 billion minutes in 2005 and to 4.0 billion minutes in 2006 with similar effects on net sales. After the implementation of an agreement reached with the Argentine Government, Telecom Argentina offers Internet dial-up access to locations in its region through more than 98% of the installed lines.

Other National Telephone Services. Telecom Argentina provides dedicated lines primarily to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, Telecom Argentina receives revenues from dedicated analog urban/interurban lines that are fixed by pulses according to the price of urban/interurban calls (corresponding to the distance of such calls).

Additionally, other national telephone services include charges for supplementary services (such as call waiting, call forwarding, conference calls, caller ID, voicemail and itemized billing).

b) Wholesale

Interconnection Revenues. Telecom Argentina collects fees from other operators related to interconnection services which primarily include local access, termination, and long-distance transport of calls, rent of circuits and commission on calling party pays fees. These fees are payable by mobile operators as well as fixed line operators. The increased revenues from the mobile operators reflect the dynamic growth of the cellular market.

International Long-Distance Service. Telecom Argentina holds a non-expiring license to provide international telecommunications services in Argentina, including voice and data services and international point-to-point leased circuits.

Revenues from wholesale international long-distance service reflect payments under bilateral agreements between Telecom Argentina (or our predecessor subsidiaries) and foreign telecommunications carriers, covering virtually all international long-distance calls into or out of Argentina using our network. Revenues from international long-distance service therefore consist mainly of:

•	amounts earned from foreign telecommunications carriers for connection to the Argentine telephone network;

•	international point-to-point leased circuits; and

•	international data services.

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 578 million in year 2006, 517 million in year 2005 and 450 million in year 2004.

Telecom Argentina is connected to international telecommunications networks mainly through the following submarine Fiber Optic cables: Unisur (Argentina – Brazil – Uruguay), Americas 1 and Americas 2, Columbus 2 and 3 (Europe), Atlantis 2 (Brazil – Europe), Sea-Me-We (Europe – Asia) and other minor cables.

Though our wholly-owned subsidiary in the United States, Telecom Argentina USA Inc., a corporation organized under the laws of the State of Delaware, we were granted an FCC 214 license by the Federal Communications Commission, or the FCC, for the provision of international long-distance telecommunications services in the United States. Telecom Argentina USA routes the majority of its traffic through its own switching capabilities and its business, at the moment, is mainly focused on wholesale long-distance international traffic although it has begun to explore the retail market through prepaid cards and A.N.I. recognition (technology similar to caller ID that allows identification and location of a particular prepaid card).

Rates

Pursuant to the original terms of the Transfer Agreement, Telecom Argentina was permitted to adjust the rates it charged for domestic telephone calls in accordance with the monthly variation of the Argentine consumer price index, or, in certain circumstances, a weighted average of the Argentine Consumer Price Index and the devaluation of the Argentine currency against the dollar. The Convertibility Law (see “Item 5. Operating and Financial Review and Prospects—Economic and Political Developments in Argentina”), which took effect on April 1, 1991, however, prevented the operation of this indexing mechanism; as a general matter, the Convertibility Law prohibits peso-based price adjustment mechanisms.

On November 28, 1991, Telecom Argentina and Telefónica signed an agreement, known as the November Agreement, with the Argentine Government providing for rates to be dollar-based and, at the election of each of Telecom Argentina and Telefónica, adjusted semi-annually according to the U.S. consumer price index, or the “US CPI”. The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991. On February 28, 1992, the Argentine Government and Telecom Argentina entered into a supplemental agreement, known as the February Agreement, which was ratified by Decree No. 506/92 (the November Agreement, as supplemented by the February Agreement, is referred to as the “Rate Agreement”).

Public Emergency Law. As a consequence of the severe and ongoing deterioration of the economic situation of Argentina, effective January 6, 2002, the Argentine Government introduced measures that have had and may continue to have a significant impact on the operations of Telecom Argentina, particularly on rates. On January 6, 2002, the Argentine Government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law. The Public Emergency Law also:

•

converted to and fixed as pesos (at a rate of P$1.00=US$1.00) all tariffs for measured service, public telephone service, long-distance, some supplementary services and monthly basic and installation charges;

•

eliminated contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism; and

•

established that certain contracts signed between the Argentine Government and privatized companies (such as Telecom Argentina) will be renegotiated, including tariffs that Telecom Argentina may charge in the future.

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

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of P$9.5 million. In accordance with SC General Resolution No. 4,269/99, this amount will be included in a future tariff reduction, although the Regulatory Bodies have not yet determined how to implement this reduction. This issue will be addressed in the current tariff renegotiations in conjunction with the other pending tariff issues.

Historical Rates. The rates charged by Telecom Argentina are subject to the regulations described under “—Regulatory Framework”. The following table sets forth certain of our maximum month-end rates for various components of local service and domestic long-distance service in U.S. dollars(1):

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Residential:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line	13.23	13.23	13.23	13.23	13.23

Commercial:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line	27.30	27.30	27.30	27.30	27.30

Prices:
Price per pulse (nominal)	0.0469	0.0469	0.0469	0.0469	0.0469

(1)	Figures shown do not include value added tax charged to customers. In accordance with the Public Emergency Law these rates were pesified at the exchange rate of US$1.00 = P$1.00.

Many of Telecom Argentina’s charges, such as the monthly basic charge and measured service charges, are calculated using pulses, a basic service unit. Effective November 1, 1999, the maximum rate per pulse (which was denominated in dollars until December 31, 2001) was US$0.0469 (an increase of approximately 1.5% from the rate in effect from April 1999 through October 1999). As of the date of this Annual Report, this was the last time the maximum rate per pulse was changed. However, changes corresponding to years 2000 and 2001, although not directly applied on the price per pulse, were included in the 2000 and 2001 price cap negotiation. In March, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government that is intended to serve as a foundation for a forthcoming negotiation agreement and contemplates the increase in rates for incoming international calls and the extension of peak-rate calling periods. The new rate agreement contemplated by the Letter of Understanding 2006 has not yet been completed.

Price Cap. The List of Conditions required that rates be reduced annually until the Regulatory Bodies determine that there is “effective competition” in the markets we serve. A 2% (measured in real dollar terms) reduction in the prior year’s rates was required for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement is maintained pursuant to the Rate Agreement, whereby Telecom Argentina is permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long-distance rates and (in Price Cap 1998) discounts to certain public entities, including the fire departments and public libraries. The Regulatory Bodies recently notified Telecom Argentina of the completion of the Price Cap 1998 audit which did not show a balance to be applied. However, the Price Cap 1999 audit remains pending.

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

These tariff modifications were taken into account in the rate reductions when the “price cap” reduction of November 2000 was applied (Price Cap 2000). The rate modifications came into effect as of March 1, 2000. The reductions to residential customers were applied by means of different pricing plans.

The impact of the adjustments to these items through November 2000 was to be applied on a pro rata basis to the price cap reductions for the years 2000, 2001 and 2002, carried forward at an interest rate of 12%. Additionally, the impact of the adjustments described above for the period November 2000 to October 2001 was to be applied to the price cap reduction of November 2000.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement that set the price cap efficiency factor at 6.75% for the period of November 2000 to November 2001. The price cap reductions contemplated that 6% of this reduction would be implemented through:

•	the continuation of the reduction in basic monthly charges for commercial and governmental customers and pricing plans for residential customers that came into effect as of March 1, 2000;

•	provision by Telecom Argentina of 110 (information) services free of charge from January 2000 until November 2001; and

•	no adjustment of the price per pulse in accordance with the Consumer Price Index in the United States in April 2000 and in October 2000.

The licensees were permitted to decide how to apply the remaining reduction. In the event that by November 2001 the reduction in these items had not achieved the efficiency factor of 6.75%, the Argentine Government was to determine which items shall be subject to additional reductions in order to achieve that goal. The Price Cap 2000 official audit is still pending.

In April 2001, the Argentine Government, Telefónica and Telecom Argentina signed an agreement that set the reduction of tariff or efficiency factor at 5.6% for the period from November 2001 to October 2002. However, in October 2001, a preliminary injunction against us carrying out any tariff adjustments by reference to the Consumer Price Index in the United States was issued. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. This appeal is currently still pending.

Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments. See “Item 8—Financial Information—Legal Proceedings—Consumer Trade Union Proceeding”. As of the date of this Annual Report, the price cap regime is suspended and it is unknown if and when it will come back into effect or be replaced by other tariff regulation procedures.

Installation Charges. Under the Rate Agreement, Telecom Argentina was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users. Decree No. 92/97 established that beginning in November 1997 installation charges may not exceed the amount charged in mature international markets. In accordance with this decree, the current maximum permitted charge is US$150 (pursuant to the Public Emergency Law, this charge was pesified at the exchange rate of US$1.00=P$1.00). Telecom Argentina has been applying several promotions to installation charges. Actual levels of promotional installation charges in 2006 were P$75.

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

Long-Distance Tariffs. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long-distance rates but especially in local service and discounts to certain public entities, including fire departments and public libraries.

Decree No. 92/97 reduced the average weighted domestic long-distance tariff by approximately 33%. Under this revised tariff schedule, interurban tariffs were significantly reduced, with maximum long-distance tariffs reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff.

Letter of Understanding Relating to Basic Services. As part of our negotiations under Decree No. 293/02 on the tariff structure, on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government whereby we agreed to increase certain tariffs and incorporate certain modifications to the current regulatory framework. In particular, the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs. As of the date of this Annual Report, Telecom Argentina is expecting the completion of certain administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation. See “Regulatory Framework—Letter of Understanding 2006”.

Network and Equipment

As a communication services operator, Telecom has one of the largest networks in Argentina. Over an infrastructure of more than 12,000 km of its own Fiber Optics connecting more than 89% of nationwide customers to the network, Telecom provides the above mentioned services: voice, Value Added Services, business services, Internet and other services to operators with smaller national presence.

The Fiber Optic backbone serves a basis for a dispersion network to which various radiolinks permit connection of multiple switching units and their corresponding access networks. The last-mile copper access network, deployed in more than 1,000 cities and towns, connects local customers to the wider Fiber Optic network and is another fundamental factor in ensuring the future development of the Company’s business.

Telecom Argentina’s transmission and switching networks are 100% digital and undergo continuous improvements to ensure that their operating capacity is sufficient to address changing customer needs. As part of this process, we have recently started to replace TDM (Time Division Multiplexing) digital technology switches with new, IP-based NGN equipment, a process also being undertaken by other leading telecommunications operators around the world. In addition, the deployment of DWDM (Dense Wavelength Division Multiplexing) technology on the main Fiber Optic tracks, also currently underway, will permit Telecom to increase available bandwidth by a factor up to 100, on an as-needed basis, in support of the development of new broadband services.

Since 2003, Telecom has been implementing actions to encourage the growth of broadband services in Argentina, increasing the number of cities in which the service is available, and transforming the access speed and simplicity of its offering. It has also developed an IP Backbone (IPBB) with national and international reach in order to meet the Company’s needs and facilitate wholesale supply to other carriers.

With respect to future services, the Company is in an experimental phase with next-generation services platforms that will enable, in the short term, the offering of advanced services to its business customers, as well as the deployment of IPTV services when and as permitted by the Regulatory Authority.

As part of its policy for medium-term evolution of its technical platform, Telecom continues its established IT review process to ensure that its network has the operating capacity necessary to offer existing services and to accommodate the future deployment of new services. The deployment decision plan during the year 2006 included:

New Generation Switching (NGN or Next Generation Networks): The Company continued the deployment of next generation, IP-based customer lines (Class 5), either as a replacement for existing TDM technology or for the development of new areas such as gated neighborhoods and country clubs.

During the year, the number of installed lines using this technology exceeded 90,000. Telecom expects that, having completed the initial experimentation stage and built up internal know-how, during the next year it will concentrate on the planned deployment of more than 250,000 new lines based on IP technology.

Transmission: With the rapid growth of broadband services, the Company is focusing not only on deployment of access devices but also on making urban and interurban transmission capacity available to respond to new needs. During 2006, capacity was expanded in all geographical regions in support of ADSL services and mobile telephony development.

Metroethernet: The rollout of Metroethernet permits a substantial increase in local area data flow transmission capacity, initially devoted to ADSL service, which will also serve as support for the deployment of NGN switching and for a new portfolio of corporate services. The deployment planned for the network was completed, reaching approximately 50% of the buildings in Buenos Aires, Rosario and Córdoba.

Backbone IP: The upgrade of the main nodes in the network continued. At year-end, the most sensitive equipment had state-of-the-art updates and enough capacity to meet the anticipated new demand.

ADSL: In light of the deployment of the Metroethernet access network and the introduction of new generation DSLAMs based 100% on IP technology, a new architectural migration process started in order to ensure availability of more bandwidth for each user. Although the marketed services do not yet require it, all ADSL ports on the switch side installed were of the ADSL2+ type. This means that the network is being prepared for broadband services of speeds up to 20 megabytes. In this context, 28 switches were enabled for provision of ADSL service during the year. As of year-end, Telecom has 87.6% of its customer lines enabled for ADSL subscription.

Access Network: During the year 2006, the Company continued to perform work on external plant in support of its sales campaigns. Additionally, we continued with the program of building new access points on copper with lengths under 1,500 meters so as to ensure the availability of potentially higher future bandwidth for customers.

Wireless

We provide wireless services via cellular and PCS networks through our subsidiaries in Argentina and Paraguay.

Wireless Telecommunication Services in Argentina—Telecom Personal

The market for wireless telephone services in Argentina is characterized by rapid growth and intense competition. Operators are generally free from regulation to determine the pricing of services, with the limited exception of calling party pays, or CPP, charges for termination of calls originating on a fixed line network. See “Item 4—Information on the Company—Regulatory Framework—Calling Party Pays—CPP.” The CPP model, implemented in Argentina in 1997, resulted in increased demand for wireless services in Argentina, while the openness of the market to new entrants and freedom from price regulation has resulted in a dynamic market for the supply of wireless services. Following consolidation in the industry in 2005, there are currently three wireless operators offering nationwide service. According to the CNC, penetration of Cellular service in Argentina has increased from approximately 34% of the population as of December 31, 2004 to approximately 55% and 76% as of December 31, 2005, and 2006, respectively.

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

Prior to 1999, Telecom Argentina and Telefónica jointly operated Miniphone SA, a SRMC provider. Article 20 of Decree 264/98 required the division of this business venture to guarantee effective competition. Resolution SC No. 18,952/99 authorized the division of Miniphone and granted Telecom Personal and Telefónica Comunicaciones Personales SA the corresponding licenses for the SRMC as of October 1, 1999. Due to the technical impossibility of dividing the 850 MHZ network into two independent units, its property continues to be held by both companies in equal parts and is technically operated by an “Enterprise Collaboration Association” under the name Red Miniphone – ACE.

Although Telecom Personal provides nationwide service in Argentina, its operations are concentrated in the AMBA and in the Northern Region of Argentina. The Northern Region includes the cities of Córdoba and Rosario, the largest cities in Argentina after Buenos Aires.

Telecom Personal’s business is growing rapidly. From December 31, 2005 to December 31, 2006, its subscriber base in Argentina grew approximately 37%. As of December 31, 2006, Telecom Personal had approximately 8.43 million subscribers. At December 31, 2005, Telecom Personal had approximately 6.15 million subscribers and at December 31, 2004, Telecom Personal had approximately 3.84 million subscribers. Growth in Personal’s cellular subscriber base results in growth in net sales in the wireless segment. Net sales of Personal for the year 2006, 2005 and 2004 were P$3,964 million, P$2,576 million and P$1,566 million, respectively.

Telecom Personal offers advanced supplementary wireless services, known as Value Added Services. Among the Value Added Services Personal offers, the following are notable: voice mail, message signaling, caller-ID, call transferring, call waiting, call conferencing, IVR (“Interactive Voice Response”) dialing, national and international roaming and automatic call routing, Personal Backtones (the first ringtone service in Argentina that allowed customers to select their own ringtones), Fotocomic (the first cartoon for cellular phones in the country), Personal E-Cards (the first electronic animated greeting cards for cellular telephones), Personal Messaging on-line (the first SMS service to be established between the company’s website and its clients). The offering of these Value Added Services is expected to increase profitability by increasing ARPU and facilitating growth in MMS Mobile Message

Service/ Data services thereby differentiating our service offerings from SMS. Telecom Personal has also introduced wireless Internet access. Telecom Personal’s ARPU in Argentina was P$40 per month for the year 2006 as compared to P$36 per month for the year 2005. The increase in ARPU was mainly due to the capture of high value customers that contributed to the improvement of the profile of the customer base.

Service Plans

Telecom Personal wireless customers are offered a variety of flexible pricing options for wireless services. These options include prepaid, post-paid and “cuentas claras” plans. As of December 31, 2006, Telecom Personal had approximately 8.43 million subscribers. Of these, approximately 5,539,000 were prepaid subscribers, representing 65.7% of Telecom Personal’s total customer base, approximately 759,000 were post-paid subscribers, representing 9.0% of Telecom Personal’s total customer base and approximately 2,127,000 were “cuentas claras” plan subscribers, representing 25.3% of Telecom Personal’s total customer base.

Prepaid Plans. Under prepaid plans, the customer pays in advance for telephone calls and Value Added Services through a prepaid card. When the card runs out of minutes, the customer can recharge the prepaid card through the prepaid system or can purchase virtual prepaid phone cards on Telecom Personal website, at ATMs, at kiosks or through authorized agents. Since there are no monthly bills, prepaid plans such as the Personal Light Plan and the Ultra Light Plan allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. Both plans come with caller ID and voicemail services. A subscriber can add credit to the card and make and receive local, national and international calls. With the Ultra Light Plan, the more credit a subscriber puts on the card, the lower the rates are per minute.

Post-paid Plans. Telecom Personal offers a National Flat Rate post-paid plan and a Local Flat Rate post-paid plan. Under both plans, a subscriber pays a monthly bill consisting of a monthly user fee plus Value Added Services and a charge for minutes used in excess of the amount included in the plan. These plans generally offer 100 to 400 free minutes per month. Once the free minutes have been used, the subscriber can continue using the wireless phone at a set price per minute. The charges for additional minutes will be added to the next month’s bill. Under the National Flat Rate Plan, a subscriber can make calls to and from any location within Argentina at a constant rate because the per minute rate includes the local public network, national long-distance and national roaming. Under the Local Flat Rate Plan, where the per minute rate includes the Local Public Network and Roaming, a subscriber can make local calls within any locality in the country but calls from one locality to another are charged at an extra rate.

Both post-paid plans include caller ID, voicemail and a personalized greeting. In cases where the plans use GSM technology, a subscriber will also receive call forwarding, GPRS, a multimedia personalized greeting, telephone technical support and call waiting.

“Cuentas Claras” Plans. Under the “cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional minutes by recharging the phone card through the prepaid system.

From December 31, 2004 to December 31, 2005, the percentage of prepaid and post-paid subscribers out of Telecom Personal’s total customer base decreased, while the percentage of “cuentas claras” subscribers increased. However, the respective percentages of prepaid, post-paid and “cuentas claras” plan subscribers of its total customer base as of December 31, 2006 were similar to those of the end of year 2005. As of December 31, 2006, Telecom Personal’s prepaid subscribers accounted for 65.7% of its total customer base, post-paid subscribers represented 9.0% of Telecom Personal’s total customer base and “cuentas claras” plan subscribers represented the remaining 25.3% of Telecom Personal’s total customer base. As of December 31, 2005, Telecom Personal’s prepaid subscribers accounted for 65.6% of its then total customer base, post-paid subscribers represented 8.9% and “cuentas claras” plan subscribers represented the remaining 25.5%. As of December 31, 2004, Telecom Personal’s prepaid subscribers accounted for 73.8% of its then total customer base, post-paid subscribers represented 12.0% and “cuentas claras” plan subscribers represented the remaining 14.2%.

The following table presents selected information regarding Telecom Personal’s post-paid, prepaid, “cuentas claras” and total cellular subscriber bases for the periods indicated:

	As of December 31,
	2006	2005	2004
Cellular subscribers:(1)
Prepaid	5,539,000	4,038,000	2,831,000
Post-paid	759,000	546,000	461,000
“Cuentas Claras”	2,127,000	1,566,000	543,000

Total	8,425,000	6,150,000	3,835,000

(1)	Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. An “active cellular subscriber” is a cellular subscriber who makes or receives 3 phone calls within the last 90 days of such relevant period.

Network and Equipment

Telecom Personal’s national operations provide coverage in each of the three regions of Argentina utilizing mainly a GSM network and supplementing such coverage with the now nearly obsolete TDMA network. Telecom Personal began transitioning from TDMA technology to GSM technology in 2001 in order to enhance its cellular networks and to support additional Value Added Services. Currently, Telecom Personal is in the process of overhauling its network infrastructure so that it can support GSM technology in all areas. GSM is a digital standard widely used in Europe, Latin America and elsewhere. Because it is so widely used, it provides higher quality and faster availability of new products and services with a wider variety of suppliers than TDMA technology. Implementation of GSM technology yields economies of scale in developing network equipment and handsets, as well as seamless roaming capabilities. The GSM-based network provides Telecom Personal customers with access to many of the most advanced cellular handsets and a full range of services and products.

The switching and routing core consists of national and international interconnected switches. These switches are being gradually migrated from the existing “monolithic” architecture to a more advanced, “distributed” architecture. The new architecture concentrates switching intelligence on a few central nodes and distributes the physical switching of calls geographically into less complex nodes. Additionally, it enables interconnecting nodes through a data network (VoIP), instead of through the classical circuit switching scheme. As a result, we expect to optimize investments and decrease transmission costs.

Migration towards a distributed switching scheme provides Telecom Personal the opportunity share with Telecom Argentina a single trunk network for data transmission. This approach to reuse of fixed and wireless services equipment is part of the “Fixed-Wireless Convergence” initiative undertaken by the Telecom Group.

Telecom Personal offers GSM technology through the 850 MHz and 1900 MHz frequency bands. Telecom Personal initially installed this technology in some areas of the AMBA and provided partial coverage in some of the main cities of Argentina’s interior. From December 31, 2005 to December 31, 2006, GSM subscribers grew from 64% to 88% of Telecom Personal’s subscriber base in Argentina. Telecom Personal now provides GSM service nationwide. A major challenge for 2006 was the buildout of the GSM network infrastructure and its evolution to 3G, which will continue to consolidate during 2007.

To support a significant year-to-year growth in customers (+90%) and traffic (+85%) for GSM, the switching network was extended with the inclusion of three new switches, increasing the number of switches from seven to ten in 2006. Additionally, the total number of radio transmitters in service on the GSM network was increased from 9,100 in 2005 to approximately 15,400 in 2006.

In 2006, the hardware and software of the circuit and package switching network were also updated. During the year, migration was completed to the version currently used by the world’s leading operators, achieving performance improvements and enabling the implementation of advanced Value Added Services.

With respect to coverage, the area with service availability in the Southern region was extended through an approximate 40% increase in the number of base stations. Coverage in the Northern region was reinforced through the addition of 100 new transmission points.

With respect to Value Added Services, the Intelligent Network (Red Inteligente) platform is notable. Previously operated by a supplier, it has now been implemented locally with next generation equipment, enabling the provision of innovative services and effectively controlling node operation.

Northern Region. In the Northern Region, Telecom Personal’s TDMA network provides over 82% population coverage and 44% geographic coverage. The GSM network provides over 85% population coverage and 46% geographic coverage. We seek to assure the continued coverage and quality of our GSM service by consolidating our strengths in our continued transition from TDMA to GSM technology in this area. Telecom Personal operates through the 850 MHz band and the 1900 MHz band.

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

Southern Region. We also are seeking to improve the quality of our coverage throughout the Southern Region. We currently provide over 62% population coverage and 2% geographic coverage in the Southern Region. Although we have in the past provided services in the Southern Region using network capacity leased from another carrier, we are developing additional network to allow us to provide services independently. We intend to focus on installing our GSM network in various cities in the Southern Region. Telecom Personal operates through the 1900 MHz band.

Wireless Telecommunications Services in Paraguay—Núcleo

We provide nationwide Cellular services in Paraguay through our subsidiary Núcleo under the commercial name of Personal. Núcleo is 67.5% owned by Telecom Personal and 32.5% owned by ABC Telecomunicaciones S.A., a Paraguayan corporation. In 1997, Núcleo was granted a license to provide nationwide Cellular service in Paraguay on the 850 MHz band. In 1998, Núcleo acquired the PCS license from Cable Insignia S.A., an entity owned 75% by Telecom Personal that was liquidated in October 2006. Núcleo began providing commercial Cellular services in June 1998. Núcleo has also been granted licenses to provide internet access and videoconference and data transmission services in Paraguay.

As of December 31, 2006, Núcleo had an approximate 39% share of the Cellular services market in Paraguay. As of December 31, 2006, Núcleo had approximately 1,164,000 customers, an increase of approximately 513,000 customers, or approximately 78.8%, from December 31, 2005. As of December 31, 2005, Núcleo had approximately 651,000 customers, an increase of approximately 149,000 customers, or approximately 29.7%, from December 31, 2004. Núcleo had 502,000 customers as of December 31, 2004. For the year ended December 31, 2006, Núcleo had net sales of P$355 million. For the year ended December 31, 2005, Núcleo had net sales of P$221 million. For the year ended December 31, 2004, Núcleo had net sales of P$167 million.

The wireless service market in Paraguay continued experiencing a significant level of competition in 2006, one marked by price reductions and launches of new Value Added Services.

As part of its strategy, Núcleo carried out a major commercial restructuring that entailed the regionalization of the country and the creation of a business department, among other actions. It also increased efforts in the segmentation of plan and service offerings, and in the diversification of Value Added Services, initiatives supported by major promotion and advertising campaigns designed to consolidate the Personal brand and strengthen its name recognition and market share. The products and services launched include: Wapos (POS service via WAP), Ofimail (access to corporate e-mail, contact list and appointments from a Personal GSM terminal), Personal Wolki (service based on Push-to-Talk technology), Corporate Messaging (exchanging messages with customers, employees and suppliers over the web), all of which target the business segment, Maxicarga, an offering to increase the quantity of recharging options, and the launch of Ring Back Tones.

With respect to network infrastructure, the year 2006 was characterized by the extension of GSM network capacity needed to provide the growing number of customers with the quality standards required to achieve a competitive edge in this field. Breadth of coverage continues to be one of Núcleo’s main competitive advantages, and in 2006 the network was extended to new areas of inner Paraguay.

As of December 31, 2006, Núcleo had the capability to provide GSM technology to 80% of the Paraguayan population through its GSM networks, which covered 38% of the total area of Paraguay, and 875,000 of its subscribers, or 75%, were GSM subscribers. In addition, Núcleo is the only wireless telecommunications operator in Paraguay to provide nationwide internet access on the EDGE network.

In late 2006, a Wimax technology network was rolled out, bringing about a major advancement in data transmission. In this context, Núcleo has launched “Personal Hipuu!”, an Internet service for homes at affordable prices, with the commitment to bring the Internet within reach of everyone.

Directory Publishing—Publicom

Until its sale in April 2007, we edited, printed, sold and distributed publications, including telephone subscriber directories in the Northern Region, yellow pages, leaflets, magazines, annuals and other directories through our 99.99% subsidiary Publicom. In addition, Publicom sold advertising in these publications and developed and sold advertising linked to telephone service. Pursuant to regulations of the SC, Telecom Argentina must provide, on an annual basis, all clients with free telephone directories for the area of their respective domicile. On April 12, 2007, Telecom Argentina sold its interest in Publicom to Yell Publicidad S.A. See “Item 5—Operating and Financial Review and Prospects—Management Overview” for more detail.

As of December 31, 2004, Publicom held a 5.75% interest in Nahuelsat S.A., or Nahuelsat, a company that provides, installs and operates satellite communications systems and markets these services. During the year ended December 31, 2005, Publicom sold its interest in Nahuelsat.

For the year ended December 31, 2006, the directory publishing reportable segment had net sales of P$65 million. For the years ended December 31, 2005 and 2004, the directory publishing reportable segment had net sales of P$50 million and P$43 million, respectively. Rates of growth in the market, together with a business strategy designed to increase both billing volume and advertising levels, are responsible for the increased year-over-year publication sales. In addition, Publicom increased its online presence in 2006, recording approximately 1,000,000 monthly website hits at the end of 2006 as compared to approximately 800,000 monthly hits at the beginning of the year.

Description of the Operator

The Telecom Italia Group, which holds an indirect interest in Telecom Group, has been our exclusive Operator since December, 2003. The Telecom Italia Group is engaged principally in the communications sector and, particularly, in telephone and data services on fixed lines, for final retail customers and wholesale providers, in the development of fiber optic networks for wholesale customers, in innovative broadband services, in Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector, and operates mainly in Europe, the Mediterranean Basin and in South America.

In particular, at December 31, 2006, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 23.7 million fixed network connections in Italy. In addition, the Telecom Italia Group was the leading mobile operator in Italy, with 32.4 million mobile telephone lines in Italy at December 31, 2006. As of the same date, the Telecom Italia Group had 25.4 million mobile telephone lines in Brazil. It has significantly expanded into broadband in recent years and, at December 31, 2006, it had 8.7 million broadband points of access, of which 6.8 million were in Italy and 1.9 million were elsewhere in Europe (France, Germany and The Netherlands).

For more information, see “Item 7—Major Shareholders and Related Party Transactions”.

Competition

Voice, Data and Internet Services

Basic Telephony and International Long-Distance Services. Prior to November 1999, Telecom Argentina held an exclusive license to provide Basic Telephone Services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (now commercially known as Telmex), Telephone2, Impsat, CTI, IPlan, Comsat, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if the economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the rates it charges for its services and experience limited loss in market share in the Northern Region.

Internet and Data Services. We face nationwide competition in the Internet service market in Argentina from Telefónica, Grupo Clarín (Prima), Netizen, Fullzero, UOL, Ertach and Cablevisión (Fibertel), among others. Our data services business faces competition from Telefónica and from several providers of niche data services such as Impsat, Comsat, Grupo Telmex Argentina, IPlan and others.

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

Currently, there are three operators providing nationwide services. These three operators are Telecom Personal, Movistar and CTI. In addition, Nextel offers trunking services in Buenos Aires and selected cities in the interior.

Telefónica Móviles, which operates in Argentina under the trade name “Movistar”, is the largest wireless operator in Argentina. Movistar is the result of the consolidation of Unifón and Movicom by Telefónica in 2005. Movistar operates in the AMBA, where it operates through the 850 MHz band with a total of 37.5MHz (25 + 12.5MHz), and a total of 50 MHz (20 + 30) for PCS. It also holds a total of 80 MHz (40MHz + 40 MHz) for its PCS licenses for the Northern Region, and a total of 60 MHz (20 MHz + 40 MHz) for PCS in the Southern Region, Unifon’s original service area, where it also holds 25MHz license for STM. The economic concentration resulting from the consolidation of Unifon and Movicom exceeds the maximum limit of the 50 MHz of spectrum assignation (for the services of STM-SRMC-PCS and SRCE) permitted by Article 4 of the Annex to the Article 1 of Decree 266/1998. In Reg. 343/05, the regulatory authorities approved the consolidation with the condition that the resulting entity decrease its spectrum holdings to the permitted level in accordance with a schedule culminating at year-end 2008.

CTI has provided STM Cellular service in the Northern and Southern Regions outside of the AMBA since 1994 through the 850 MHz band (25 Mhz in each region). CTI also holds a 40 MHz license for its PCS services in the AMBA and 20 MHz license for PCS in each of the Northern and Southern Regions. In October 2003, America Móvil S.A., a Mexico-based cellular telephony company, acquired a controlling interest in CTI and has since made significant investments in the modernization of CTI’s technology.

Nextel Argentina provides trunking services in Buenos Aires. Nextel Argentina’s service currently focuses on corporate customers in the principal cities.

See “—Regulatory Framework—Regulations Applicable to PCS Services” for additional details on Telecom Personal’s license.

Wireless Telecommunications Services in Paraguay. Competition in the Paraguayan wireless market has also intensified in recent years. Currently there are four participants in the wireless service market in Paraguay. As of December 31, 2006, Núcleo had approximately 1,164,000 subscribers, Telecel had approximately 1,273,000 subscribers, Vox had approximately 170,000 subscribers and CTI Movil had approximately 358,000 subscribers. Official statistics are not published in Paraguay and therefore this subscriber information is estimated.

In 2005 the operator Porthable was acquired by the América Movil Group and began operating under the brand name CTI Movil. This new operator, with a regional presence, has used the same brand in Argentina and has presented an ambitious plan for the expansion of its network. Since its launch, CTI Movil has based its strategy in the positioning of the brand and in a commercial actions, ending fiscal year 2006 with an estimated market share of 12%.

As of December 31, 2006, Núcleo had the capability to provide GSM technology to 80% of the Paraguayan population and believes that this wide coverage proved one of its principal competitive advantages.

REGULATORY FRAMEWORK

Set forth below is a summary of certain specific provisions of the general legal framework for the regulation of the activities of Telecom Argentina and Telecom Personal. The principal features of this general regulatory framework have been created by:

•	Law No. 19,798 (National Telecommunications Law), which regulates the provision of telecommunication services;

•	Res SC No. 498/87, regulation of the SRMC, a cellular service of mobile radio communications in the AMBA;

•	Decree No. 1,185/90, establishing the CNT, later replaced by the CNC, pursuant to Decrees No. 660/96, 1,260/96 and 80/97;

•	Decrees Nos. 2,345/90, 2,346/90 and 2,347/90, granting the license to provide the telecommunications services described below;

•	the Privatization Regulations, including the Pliego de Bases y Condiciones approved by Decree No. 62/90, as amended, or the List of Conditions;

•	Decree No. 2,332/90 (Contratos de Transferencia de Acciones) or Transfer Agreement;

•	the License granted to Telecom Argentina;

•	the Rate Agreement;

•	Res SC No. 60/96 and Decree No. 266/98, regulation for the provision of the PCS (Servicio de Comunicaciones Personales);

•

Decree No. 92/97, approving the changes to the General Tariff Structure, establishing the minute fraction as the new Calculation Unit, approving the National Numeration and Signalization Fundamental Plans and the following Regulations: Accounting and Financial Information and Costs Regulation, Basic Telephony Service Clients Regulation, Basic Telephony Quality Service Regulation, PCS Regulation, as amended by Decree No. 266/98, and Public and Residential Telephone Services for the Deaf;

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

•	Ministry of Economy General Resolution No. 75/03, establishing the regulatory framework that allows callers to select their long-distance provider for each call;

•

Surveillance Laws. During 2003 and 2004, the National Congress of Argentina enacted laws which impose additional duties on telecommunications service providers, including a requirement that such providers have the capability to monitor phone and e-mail communications for law enforcement surveillance purposes (the “Surveillance Laws”). Costs associated with the implementation of the Surveillance Laws are the responsibility of telecommunication service providers. Should a telecommunication service provider receive an order of surveillance, it must act immediately. A law that implemented the technical and security conditions that must be met in order to comply with the Surveillance Laws was subsequently suspended on grounds of unconstitutionality, and accordingly, future application of the Surveillance Laws is uncertain;

•

Telecom Argentina and Telefónica signed two Letters of Understanding with the Argentine Government whereby we and Telefónica agreed certain measures that have regulatory and tariff consequences. (Letter of Understanding 2004 and Letter of Understanding 2006); and

•	SC Resolutions No. 242/06, establishing the regulation of prepaid calling cards.

This summary does not purport to be complete and is qualified by reference to the License, the List of Conditions, the Transfer Agreement and applicable provisions of Argentine law.

Principal Regulatory Bodies and Regulatory Authories

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

Decree No. 92/97

On January 31, 1997, the Argentine Government issued Decree No. 92/97, whereby a new tariff structure was established. Decree No. 92/97 implemented changes in certain regulatory areas to address issues that Telecom Argentina believes are critical in a competitive environment. For example, Decree No. 92/97 ratified the new National Numbering Plan, which increases the length of telephone numbers to 10 digits, re-assigns numbers for special services such as police and hospitals and establishes the rules for future implementation of number portability. Decree No. 92/97 also ratified the Signalization Plan, which regulates certain aspects of call routing. Decree No. 92/97 further included a Service Quality Regulation, which defines the technical standards enforceable upon Telecom Argentina by the Regulatory Bodies in connection with compliance with the goals of the List of Conditions and the Clients General Regulation, as amended, which regulates the relationships between Telecom Argentina and its clients. Additionally, Decree No. 92/97, as amended, established a regulation and list of conditions for the granting of licenses to provide PCS services. Finally, it permits Telecom Argentina to provide equipment and maintenance services to clients in a competitive environment.

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

During the “Transition Period” (1998-1999), new regulatory obligations were also introduced with respect to quality and service targets applicable to both Telecom Argentina and Telefónica. For example, all localities with more than 80 inhabitants had to be incorporated into the network by means of the installation of semi-public long-distance services and all localities with more than 500 inhabitants had to be incorporated into the residential network by means of fixed-line or wireless services. During the Transition Period, 640,000 new lines had to be installed, of which 15% of these new lines were required to be installed for customers in suburban areas; 19,000 new public telephones had to be added to the existing network (50% of which are to be coin-operated telephones), and 2,000 telephones were required to be installed in low income areas.

The annual 4% price cap formula was in effect during the Transition Period.

As long-distance services were liberalized, competition was introduced by Presubscription of Long-Distance Service for locations with more than 5,000 clients. Following the introduction of Presubscription of Long-Distance Service, a call-by-call selection service will be installed. These requirements obligate the telephone companies to make significant investments and modifications to their networks.

During 1999, competition in local and national and international long-distance services was established among Telecom Argentina and Telefónica and Compañía Telefónica del Plata (CTP, Movicom Bell South) and Compañía de Telecomunicaciones Integrales S.A. (CTI, now Telmex), the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (Telmex), Telephone2, Impsat, IPlan, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Public Telephone Services. Pursuant to the Plan, the liberalization of public telephone services began. On December 9, 1998, Telecom Argentina entered into an agreement with the Argentine Government whereby Telecom Argentina was granted (upon the subsequent issuance of SC General Resolution No. 2627/98) a license to provide public telephone services in the Southern Region. In accordance with the terms of the agreement, Telecom Argentina installed in excess of 2,500 public phones in the Southern Region between 1998 and 2001.

As of December 31, 2006, Telecom Argentina has installed 9,265 public lines in the Southern Region. Telecom Argentina has installed public telephony telecommunication centers, or CETs, providing access to public telephony services, Internet and fax services in the Southern Region in major cities including Buenos Aires, La Plata, Mar del Plata, Mendoza, San Luis, Villa Mercedes, Tandil, San Juan, Ushuaia and Junín. Telecom Argentina competes with a number of other companies for the provision of public telephone services.

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

In Telecom Argentina

By the end of 2002, the SC formed a working group whose main purpose was to analyze the method to be applied in measuring the net costs of compliance with Universal Service provision – in particular the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on incremental costs of a theoretical network – as well as the definition and methodology for the calculation of “non-monetary benefits”, in order to determine the costs that would be offset for the performance of Universal Service obligations. Said working group determined that efforts should be made in the short term to continue the initial programs, independently from the HCPM Model, and that there was a need to carry out a thorough revision of the present General Regulations relating to Universal Service to make said regulations operative in the near term, in accordance with existing social needs.

After more than seven years from the opening of the market and the coming into effect of the first Universal Service regulations – and after six years from the coming into effect of the amendments to the regulations – said regulations have yet to be implemented. Therefore, service providers under said regulations have not received set-offs for providing services under the Universal Service regime, which services have been provided since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations with regard to the Universal Service performance in general and the trust fund in particular, no contribution has been made to said fund. In this regard, Telecom Argentina decided not to record in its financial statements the net receivable it shall be entitled to when the Universal Service fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the Universal Service fund. As of December 31, 2006, this provision amounted to P$95 million. Personal, like the other wireless providers, is currently awaiting the establishment of the Universal Service fund.

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

On May 4, 2005 the SC issued Resolution No. 99/05 in which it clarified that the required contribution of 1% of total revenues drawn by the provision of telecommunication services constitutes an obligation by the providers to the Universal Service fund. The Resolution also held that required fund contributions cannot be separately included in the invoices that all providers issue and may not charge the amounts to their clients. On July 8, 2005, the CNC issued Resolution No. 2,356/05 implementing SC Resolution No. 99/05 and requiring that providers must, within 90 calendar days, reimburse their customers for any amounts collected from them relating to the Universal Service fund plus the respective normal interest, at the same rate that each provider charges its customers on their prepaid bills or post-paid invoices in the event of a delayed payment. Telecom Personal filed an administrative appeal of this resolution on August 9, 2005.

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

Personal’s management, together with its legal counsel, believes that it has solid legal grounds to appeal these resolutions. However, although the SC resolutions were appealed, management decided to reimburse the Universal Service fund amounts billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing Universal Service fund amounts. Personal began reimbursing its active post-paid customers on January 1, 2006 and, as of the date hereof, has completed the reimbursement process. Notwithstanding this completion, Personal has not surrendered any of its rights to consider the resolutions illegitimate and without merit. In addition, since May 2006, Personal has reimbursed the Universal Service fund amounts billed to its former customers and former post-paid customers that have changed into prepaid customers and as of the date of this Annual Report, an amount of P$6 million still remains pending that is available for collection. Therefore, Personal has recorded a provision in the amount of P$6 million to cover the reimbursement amounts outstanding for such former customers who had not claimed their credits during the reimbursement process as of such date. In December 2006, the CNC issued a preliminary report on the verification and control of the Universal Service reimbursement, which stated that Personal fulfilled its obligations for the reimbursement of the amounts, including interest. However, the CNC is analyzing if the interest rate applied was that required by the CNC. As of the date of this Annual Report, Personal has not received any claim on this matter. If any such claim is subsequently filed, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the Universal Service Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Telecom Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited will be determined according to the applicable regulations previously mentioned.

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

Regulation for the Call by Call Selection of the Providers of Long-Distance Services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. General Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service within 120 days of February 6, 2003. Our equipment and networks have been able to provide this service since 2002. As of the date of this Annual Report, no long-distance operator has requested interconnection in order to provide this service.

Law No. 25,609

On June 12, 2002, the Argentine Congress passed Law No. 25,609, which provides that Argentine telephone operators such as Telecom Argentina must provide “indispensable telephony services” to the following entities (the “Beneficiaries”):

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

Letter of Understanding 2004

As part of our negotiations under Decree No. 293/02 on the tariff structure, on May 20, 2004, Telecom Argentina and Telefónica signed the Letter of Understanding 2004 with the Argentine government whereby we together with Telefónica agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs (called “ Chief of Household Plan”) that did not have wire telephone lines, and to establish special tariffs for the provision of Internet services within the Argentine provinces. This agreement was implemented by several SC Resolutions (Resolutions Nº 261, 272 and 273).

Letter of Understanding 2006

On March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter of Understanding 2006 shall constitute the necessary background for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (Minutes of Agreement of the Renegotiation of the Transfer Agreement) approved by Decree No. 2,332/90, as stated in Section 9 of Law No. 25,561.

The main terms and conditions of the Letter of Understanding 2006 include:

•

The technical supervising offices (CNC and UNIREN) have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework; and those requirements not fulfilled have been dealt with through sanctions. At the time the Letter of Understanding was executed, some matters relating to Telecom Argentina’s usual and regular activities as a Licensee were pending, and were expected to be determined by June 30, 2006. Despite such expectation, the regulatory authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

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

•

Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia and W de Argentina–Inversiones, to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing convened to deal with the Letter of Understanding 2006 have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified (As of the date of this Annual Report, both Telecom Argentina and its indirect stockholders Telecom Italia and W de Argentina–Inversiones have honored this commitment).

•

An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values (at present such charges are steeply discounted); and

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long-distance domestic and international calls.

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

As of the date of this Annual Report, Telecom Argentina continues to await completion of the administrative steps required for the National Executive submit to the National Congress a proposed Memorandum of Agreement for Renegotiation. Although Telecom’s Management believes that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either its outcome or the timing of its resolution.

Regulation of Prepaid Calling Cards

In December 2006, the SC approved, through Resolution No. 242/06, the Regulation of Prepaid Calling Cards for Telecommunication Services. This regulation, designed to ensure market transparency and avoid the existence of irregularly issued cards, sets forth certain requirements that said cards must meet and creates a Telecommunications Prepaid Calling Cards Registry that reports to the CNC. It mandated that 180 days after the regulation becomes effective no cards may be issued unless they are registered with said Registry. This transition period expires on June 11, 2007. As of the date of this Annual Report, neither Telecom Argentina nor Telecom Personal has registered, but both entities intend to do so prior to the expiration date.

CNC Resolution No. 1/07 approves the operation of the Telecommunications Prepaid Calling Cards Registry and establishes that said Registry will report to the Engineering Department of the CNC.

Tax Stability: Social Security Contribution Variations

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years and the planned use of the savings and increases that have resulted.

Pursuant to Resolution No. 41/07, Telecom Argentina will be able to offset the impact of costs borne as a result of increases in Social Security contribution rates, implemented in accordance with the applicable regulations, with the savings produced by the reduction of the level of Social Security contributions initially earmarked for the argentina@internet.todos Program.

The implementation by Telecom Argentina of Resolution 41/07 remains subject to tax audits by the Regulatory Authority. Management of the Company estimates that a positive balance in the Company’s favor will result from such audits and will be applied to other regulatory obligations, existing or to be determined in the future.

Penalties for Non-Compliance

The List of Conditions specified various penalties which may be applied by the Regulatory Bodies to Telecom Argentina. These penalties may include warnings, fines and revocation of the License.

Revocation of the License. The following events may result in revocation of the License:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	the sale or transfer of the License to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services supplied without the prior approval of the Regulatory Bodies;

•	the reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51% without prior approval of the Regulatory Bodies;

•	the reduction in ownership of Sofora in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies;

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•	the assignment or delegation of the Operator’s functions without the prior approval of the Regulatory Bodies; and

•	the bankruptcy of Telecom Argentina.

If our License is revoked, Nortel must transfer its shares in Telecom Argentina to the Regulatory Bodies, in trust, for their subsequent sale through a public auction. Upon the sale of the shares to a new management group, the Regulatory Bodies may renew the License of Telecom Argentina under conditions they determine.

Calling Party Pays–CPP

Calling Party Pays–CPP. As of April 15, 1997, pursuant to Decree No. 92/97 and SC General Resolution Nos. 263/97 and 344/97, wireless telephone services apply the “calling party pays”, or “CPP”, system, whereby the party placing a call from a fixed-line to a wireless phone pays for the air time charges for the call. As an exception to this rule, traffic originating from public telephones does not pay CPP, and is instead charged according to the “Mobile Party Pays” or MPP system, whereby the cellular party pays for the call received.

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

The price per minute for the CPP (for fixed line to mobile calls) is regulated by the SC as a “price cap” based on average traffic volume and costs, as reported by the wireless operators under Resolution SC No. 623/02 which approved the calculation mechanism for the reference value of the TLRD costs for CPP modality. Resolution SC No. 48/03 fixed the values for the TLRD at P$0.335 per minute for peak-hours and P$0.22 per minute for off-peak hours, but these values had to be revised by the SC a month after their approval, with a second revision during the subsequent six months that was to be in turn been followed by quarterly revisions. However, none of these revisions have yet been completed by the SC.

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

Interior Regions. Telecom Personal holds licenses of 40 MHZ in the PCS Band in the Southern Region. Telecom Personal also holds a license of 20 MHZ in the PCS Band in the Northern Region.

In August 2006, the CNC issued Res No. 2,528/06 declaring that Personal had fulfilled its obligations under the Pliego de Bases y Condiciones for the acquisition of the licenses for the provision of PCS. In addition, the SC issued Note No. 1040/06 which enabled Personal to recover the promissory notes used to guarantee the granted PCS licenses and therefore, all such notes have been recovered as of the date of this Annual Report.

Telecom Personal also has licenses for Data Transmission and Value Added Services (granted by Res. SC No. 18/96, Date: 04-25-1996 and confirmed by Res. SC No. 55/96), and for National and International Long Distance Telephony Service (Registered by Res SC No. 502/01, Date: 11-30-2001).

In connection with Telefónica Móviles’ acquisition and combination of operations of Unifón and Movicom, in 2004 the SC authorized a change in shareholder control of stakes held in Compañía de Radiocomunicaciones Móviles S.A. and in Compañía de Teléfonos del Plata in Telefónica Móviles’ favor. Such authorization was conditioned upon the return, without charge, of frequency bands exceeding an aggregate 50 MHZ in accordance with then current laws and pursuant to a plan to be subsequently issued.

In 2005, the SC issued its plan relating to the return of the frequency bands in question, however, the plan did not stipulate how the returned bands would be reallocated or assigned to other operators.

Since then, Telecom Personal has presented successive requests before the SC demonstrating its interest in participating in the frequency band reassignment process when this takes place, but as of the date of this Annual Report, the SC has not yet responded.

Telecommunications Fund

In August 2003, Telecom Argentina was notified of the creation by the Argentine Government of a P$70 million fund (the “Telecommunications Fund”) aimed at developing the telecommunications sector in Argentina and to be funded by the major telecommunication companies. In November 2003, Telecom Argentina contributed P$1.5 million to the Telecommunications Fund. In addition, management announced that it is Telecom Argentina’s intention to promote agreements with local suppliers which would facilitate their access to financing.

CAPITAL EXPENDITURES

Capital expenditures (investment in fixed assets, net and intangible assets, net) excluding materials amounted to P$1,056 million in the year ended December 31, 2006, P$572 million in the year ended December 31, 2005 and P$449 million in the year ended December 31, 2004. Capital expenditures including materials amounted to P$1,226 million in year 2006, P$628 million in year 2005 and P$521 million in year 2004.

The following table sets forth our actual consolidated capital expenditures for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
	(P$ millions)(1)
Land and buildings	42	25	20
Switching and transmission	382	105	136
Access and outside plant	285	273	146
Computer equipment	207	110	78
Rights of use	52	19	24
Other	88	40	45

Capital expenditures without materials	1,056	572	449
Materials	170	56	72

Total capital expenditures with materials	1,226	628	521
Asset retirement obligations	3	8	3

Total fixed assets, net and intangible assets, net additions	1,229	636	524

(1) The allocation of work in progress among items is estimated.

In addition, the following table shows capital expenditures for the years ended December 31, 2006, 2005 and 2004 by reportable segment:

	2006	2005	2004
	(P$ millions)
Voice, Data and Internet	593	321	255
Wireless	635	315	269
Directories Publishing	1	—	—

Total fixed assets, net carrying value	1,229	636	524

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

We estimate that our capital expenditures will be approximately P$1,500—P$1,600 million for 2007, of which approximately 47% corresponds for Voice, Data and Internet capital expenditures and the remaining 53% to Wireless capital expenditures. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

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

	As of December 31, 2006
	Voice, Data and Internet(*)	Wireless	Total
	(P$ millions)(**)
Land and buildings	802	92	894
Switching and transmission	1,098	584	1,682
Access and outside plant	1,680	521	2,201
Computer equipment	226	308	534
Other	166	121	287

Fixed assets, net carrying value without materials and asset retirement obligations	3,972	1,626	5,598
Asset retirement obligations	2	8	10
Materials	88	67	155

Total fixed assets, net carrying value	4,062	1,701	5,763

(*)	Includes P$2 million related to fixed assets in Directories Publishing.
(**)	The allocation of work in progress among items is estimated.

All the above mentioned assets were used to provide service to our clients as described below.

	2006	2005	2004
	(thousands)
Fixed telephony customers	3,750	3,625	3,484
Internet(*)	552	351	280
Wireless subscribers	9,589	6,801	4,337

(*)	Includes Virtual Private Network.

As of December 31, 2006, we have entered into purchase commitments totaling P$442 million primarily for switching equipment, the repair and/or maintenance of public telephones, infrastructure works, inventory and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors or other financing sources.

Our current major suppliers of equipment are Ericsson Group, Siemens Group, Infosonics Corporation, Nokia Group and IBM Argentina.

Information Technology Development

In 2006, the Company continued its efforts to update its technological infrastructure. The steps described below are expected to serve as a base for continued improvements to Telecom’s information technology systems over the coming years.

In line with the strategy of concentrating planning and control activities to simplify Group processes and achieve standardization without overlooking the strengthening of the financial reporting and internal control system, during the last quarter of fiscal year 2005, the Company’s management decided to launch an ambitious project to replace its current JD Edwards ERP system and other works and human resources planning and control systems, with a single, fully-integrated SAP-based software application with proven success in world-class telecommunications companies.

In recent years, SAP has been the leader in ERP sales worldwide and has been widely implemented in Argentina by leading telecommunications operators and other public and SEC-registered companies. In order to reduce the costs of ongoing development and future updates, the Group implemented the standard software package with only minor modifications. During the year, a critical review of the business processes of Telecom Argentina, Personal and Publicom was conducted and the software was designed and utilized to facilitate compliance with the Sarbanes Oxley Act. In accordance with the project schedule, the Company implemented use of the SAP software on a widespread basis on January 15, 2007. Such implementation required the active involvement of all operational and corporate areas of the Group in the fields of process review, product implementation, staff training, and post-implementation fine-tuning. As of the date of this Annual Report, all of the Group’s companies in Argentina are using SAP for the following processes: accounting, accounts payable, treasury, works in progress, materials management, logistics, fixed assets and project management.

As of December 31, 2006, the SAP project represented an investment amounting to approximately P$30 million, which was capitalized as fixed assets, plus P$1 million in training and other operating expenses.

In addition to the SAP rollout, the Company implemented a tool to administrate and manage information pertaining to litigation involving the Telecom Group, both for internal users and for the law firms that provide advice to the Company.

With respect to IT infrastructure improvement, a strong emphasis was placed on the Arnet business in light of its growing contribution to the business. Work began on the implementation of an infrastructure monitoring tool and the rollout of support services for Arnet products.

In addition, the Group worked on standardizing micro-IT platforms and networks, migrating several administration and monitoring services, and enhancing the security of workstations.

Also relating to information security, improvements centered around data and environment assurance and work continued on the detection and correction of vulnerabilities in the systems relating to external access to the Group’s companies. Finally, the Company started working on the unified management of electronic identities.

Telecom Argentina

In response to business needs, in 2006 Telecom Argentina expanded the packaged service offerings that form part of its ADSL portfolio to provide customers a wider range of speed and feature choices. The new branded products include: Kronos, NDNet, 640 Flat, 640 Free Retail, 640 with no fixed charge, Promo Turbo, Streaming Arnet, Invoice Image and CALL Web, among others. The focus was on upgrading applications to face the challenging sales targets for ADSL services.

Telecom Argentina also worked on the Arnet Portal, its security system and the implementation of a content management tool.

For claim management systems, the focus was placed on the first stage of the Single Technical Claims System, which enabled initial steps towards the consolidation of several applications in a single platform.

With regard to network inventory systems, work began on improving reliability, and migration to an existing platform of transmission and switching systems capable of setting the foundations for the Single Inventory project.

With the goal of improving the assurance process, the first stage of consolidation of failure management applications was completed and a unified testing platform was implemented, developments that together improved monitoring of both ADSL ports and traditional lines.

In light of the centrality of invoicing as a means of communication with the customer, Telecom Argentina focused on improvements in this channel through two types of initiatives: (a) those focused on supporting invoice layout improvements, which included the introduction of colors, higher paper and envelope quality, creation of new space for commercial communication, and improvements in the display of invoiced items and (b) those focused on the unification of charges in a single invoice, including Arnet services in Telecom Argentina’s voice services invoice.

In order to optimize arrearage management, related processes were integrated into a single platform and numerous applications were consolidated. These changes resulted in more efficient arrearage handling as well as a significant simplification of the supporting IT architecture.

Telecom Personal

In 2006, Personal focused its IT efforts on four fronts:

a) Business growth support: Several extensions and renovations were introduced in the IT infrastructure, across all its architectural layers: IP data network, servers, storage, automated prepaid activation and information lines (*150 and *151, respectively), operating systems and the database. The new IT infrastructure was deployed to coincide with the opening of new commercial offices and new call centers.

These projects and activities enabled Personal to support the strong business growth achieved in all areas (customers, traffic, credit recharge, Value Added Services, invoices, systems users, network, channels, number of applications and staff), while improving the performance, stability and availability of IT systems and services and preparing the IT infrastructure to face the challenges of the coming year.

b) New products and services: New offerings and promotions tied to special dates were implemented for prepaid customers and were designed to strengthen database growth. Additionally, new electronic recharge channels were introduced, offering prepaid customers alternative forms of payment in addition to physical and virtual PIN card and increasing recharging options across the network.

Strategic projects for 2006 included CRM, comprising the systems and support for a new customer relationship model spanning all processes from customer knowledge to personalized service. The analytic and operating CRM systems provided tools to improve knowledge, facilitate segmentation aid the offering of personalized products and services for each profile and, above all, improve the frequency and quality of customer contact. The CRM project was launched in 2006 and is expected to be continuously improved over the coming years.

c) Risk reduction and revenue assurance: As a result of the implementation of several initiatives, losses due to negative balances related to prepaid services reached historic low levels for Personal and compared favorably to industry benchmarks. The factors and activities that contributed to this achievement include:

•	the integration of the intelligent network (IN),

•	the development of new tools and control reports,

•	the creation of contingency plans,

•	general performance improvements throughout the IT infrastructure, and

•	the control of the Value Added Services chain.

The implementation of the new anti-fraud system was one of the main initiatives related to the strategic long-term goal of revenue assurance.

The reengineering and overhaul of information systems operating processes, the implementation of new internal management tools and the continued focus on IT quality contributed to the general improvement of IT quality and reliability throughout 2006 and is expected to provide future benefits.

d) IT innovation and renovation: International roaming service was extended for prepaid customers, while for the business segment new technologies –such as Blackberry- were introduced to enable access to the web, e-mail and applications by way of cell phones. Additionally, self-service channels (IVR, Web, SMS) were extended and reinforced, and innovative Value Added Services like SMS Outlook and Album Personal (the customer’s photo album on the web) were introduced.

Furthermore, a project for the selection and implementation of a content management platform (including own and third-party content) was initiated and is considered one of the pillars of the strategy underlying 3G rollout.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant aspects from US GAAP. For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income (loss) and shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 14 to the Consolidated Financial Statements.

The following discussion and analysis is presented by the management of our company and provides a view of our financial condition, operating performance and prospects from management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. We also note that due to the significant impact of the 2001-2002 economic crisis and our debt restructuring, our results of operations, liquidity and capital resources in the period under discussion may not be indicative of future periods. Please refer to “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Management Overview

Fiscal year 2006 marked the fourth year of uninterrupted economic growth in Argentina. Such growth, combined with the Telecom Group’s strategy to develop the Wireless and Internet businesses through major investments, has enabled the continuous expansion of our operations as measured by sales, customer base and operating margins across all segments.

We believe that the results detailed below are both satisfactory in the short term and should encourage confidence in Telecom’s operational and financial strength and potential to continue being one of the leading companies in the Argentine telecommunications market. Our operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy and, in particular, the fluctuation of the Argentine Peso against the U.S. dollar and the effects of inflation.

Continuing the trend of prior years, 2006 net sales increased by 30% compared to 2005, reaching P$7,437 million. Operating income before depreciation and amortization for fiscal year 2006 increased by P$302 million from 2005, to P$2,304 million, as compared to P$2,002 million in year 2005. As evidence of the focus on operations, operating income increased by 81% compared to 2005, and reached P$912 million (equivalent to 12.3% of net sales in 2006).

It should be noted that the three reportable segments –Voice, Data and Internet; Wireless; and Directories Publishing each experienced growth in their revenues and operating income. Such growth was particularly notable the Wireless reportable segment, whose net sales increased by 54% from 2005 and represent 58% of consolidated 2006 revenues as compared to 49% in 2005. Wireless customers reached 9.6 million, which represents a 41% increase from 2005.

To enable the expansion of the business and the growth of the customer base in fixed telephony, broadband and wireless, investments increased by 95% compared to 2005, reaching P$1,226 million.

Since December 2004, the Company has consistently maintained a policy of reducing its net financial debt. As of December 31, 2006, our net financial debt amounted to P$3,351 million (US$ 1,094 million) equivalent to 1.5 times the operating income before depreciation and amortization for the year 2006. This reduction of net financial debt was possible due to the generation of P$1,507 million free cash flow (equivalent to 20% of net sales). As used herein, free cash flow means cash flows provided by operating activities and proceeds from sales of fixed assets, net of cash flows used in fixed asset and intangible asset acquisitions. Such cash was offset mainly by the financial cost of the net financial debt amounting to P$595 million (of which P$103 million were foreign currency exchange differences and P$492 million were interest, commissions and expenses).

Demonstrating its financial soundness, Telecom Argentina S.A. made principal prepayments amounting to P$982 million in 2006. These payments include mandatory prepayments due to the existence of “excess cash” (determined in accordance with the terms and conditions of the notes issued in the restructuring of its financial debt in August 2005), as well as an additional optional principal prepayment.

For an analysis of our results of operations for fiscal year 2006, see “Years ended December 31, 2006, 2005 and 2004” below.

Economic and Political Developments in Argentina

The Argentine economy expanded during 2006, experiencing 8.5% real gross domestic product growth over 2005. The Argentine consumer price index increased by 9.8% over year 2006 (as compared to 12.3% in 2005) and the wholesale price index increased by 7.2%. The peso remained relatively stable against the U.S. dollar, with a peso/dollar exchange rate of P$3.032 per US$1.00 at December 31, 2005 and of P$3.062 per US$1.00 at December 31, 2006.

The substantial majority of our property and operations are located in Argentina. The Argentine Government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine Governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. During the 1999-2002 period, Argentina experienced periods of negative growth, high inflation, a large currency devaluation, loss of international reserves and limited availability of foreign exchange. Although the Argentine economy has improved since the economic crisis of 2001 and 2002, macroeconomic developments will likely continue to have a significant effect on our financial condition and results of operations and our ability to make payments of principal and/or interest on our indebtedness.

Argentina entered into an economic recession in the second half of 1998 in the context of financial crises in emerging markets (including in Asia, Russia and Brazil). The recession in Argentina deepened further as public sector accounts began to be affected by the decrease in tax collections due to the recession and high interest rates on Argentina’s sovereign debt. Argentine real gross domestic product decreased by an overall 18.4% during the period 1998 through 2002, most severely in 2002 when it experienced a 10.9% drop.

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced increased capital outflows, further decreases in economic activity and political infighting. As the recession caused tax revenue to drop, country risk spreads (the difference between a sovereign bond and a US bond of similar duration) climbed to extremely high levels, reflecting the public sector’s diminished creditworthiness. Financing for private sector companies was effectively eliminated under these circumstances. In January 2002, the Argentine Government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze our tariffs into pesos at a 1:1 peso/U.S. dollar ratio (referred to herein as “Pesification”).

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

The Argentine economy has steadily improved since 2003 and showed accelerated recovery in the second half of 2006. Gross domestic product increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005 and 8.5% in 2006. The peso also remained stable against the U.S. dollar during this period, with US$1.00 buying P$2.93 at December 31, 2003, P$2.979 at December 31, 2004, P$3.032 at December 31, 2005 and P$3.062 at December 31, 2006, respectively. However, despite improvements in Argentina, some economic and social indicators are still below pre-crisis levels. While the key components of our business were strong in 2006 and our operating results have been enhanced by the impact of our cost reduction initiatives and our successful debt restructuring, our operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

The changes introduced in Argentina over the past few years have triggered significant inflation. Although such inflation slowed in 2003 and 2004, it increased again in 2005 and 2006. The cumulative increase in the consumer price index was 41% in 2002, 3.7% in 2003, 6.1% in 2004, 12.3% in 2005. In 2006, consumer price index inflation decreased from 2005, but remained significant at 9.8%. The wholesale price index increased 118% in 2002, 2.0% in 2003, 7.9% in 2004, 10.7% in 2005 and 7.2% in 2006 as reported by the INDEC.

Mandatory Absorption of Accumulated Deficit of Telecom Argentina

Under Section 206 of the Argentine Companies Law and CNV resolutions, a company is required to reduce its capital stock if a company’s accumulated losses have exceeded reserves and at least 50% of its adjusted capital stock.

As of December 31, 2005, Telecom Argentina had an accumulated deficit of P$2,469 million. Therefore, as required by the aforementioned law and resolutions, Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. See “Item 9 —The Offer and Listing”. As of December 31, 2006, Telecom Argentina had an accumulated deficit of P$1,592 million.

Sale of Publicom

On March 29, 2007, the Board of Directors of Telecom Argentina approved the sale of its entire share participation in Publicom (99.99% of capital and voting shares of the subsidiary) to the Spanish corporation Yell Publicidad S.A. for a purchase price, excluding fees, of approximately US$60.8 million.

Previously, on November 14, 2006, the Ordinary and Extraordinary Unanimous Shareholders’ meeting of Publicom approved the capitalization of the total balance of the inflation adjustment of common stock account by the amount of P$11 million. Such shareholders’ meeting also approved the voluntary reduction of capital stock by P$14 million. In December 2006, this capital reduction was paid to Telecom Argentina through the intercompany balance settlement system.

In accordance with the share purchase agreement dated as of March 30, 2007, the transfer of shares was made on April 12, 2007 (the “Closing Date”) and Telecom Argentina collected the abovementioned price in its entirety.

The agreement establishes a price adjustment formula (the “Price Adjustment”) through which the original purchase price is subject to an adjustment that reflects any changes in Publicom’s “net financial debt” and “working capital” (as defined in the agreement) in the first quarter of 2007. The adjustment calculation excludes the effect of dividends approved by Publicom in the amount of P$9.4 million for fiscal year 2006 of which P$6.3 million have been paid to Telecom Argentina as of the date of this Annual Report.

The agreement contains standard representations and warranties and Telecom Argentina is obligated to indemnify the purchaser for a) certain third party claims successfully challenging Telecom Argentina’s valid marketable title to and/or the free transferability of the shares; b) damages resulting from breaches of Telecom Argentina’s representations and warranties; or c) damages resulting from the nonperformance of Telecom Argentina’s obligations contained in the agreement.

Telecom Argentina’s indemnification obligations are subject to time limitations and a financial cap. The indemnity period for claims arising under clause (b) above is three years following the Closing Date, except for claims relating to tax matters, for which the indemnity period is extended to five years from the Closing Date. The maximum amount payable pursuant to Telecom Argentina’s indemnification obligations related to such claims is capped at 20% of the adjusted sale price during the first year following the sale, 17.5% during the second year and 15% for subsequent years. Additionally, for those matters identified in the share purchase agreement as contingencies and/or claims, Telecom Argentina will only have to indemnify the purchaser for amounts in excess of P$9 million in the aggregate up to the abovementioned limits.

On the Closing Date and after the stock transfer was effected, Telecom Argentina and Publicom negotiated terms relating to the publishing and distribution of the directories pursuant to which Telecom Argentina will:

•	engage Publicom to edit Telecom Argentina’s white pages directories for a 5-year period, with an option to extend the term once it expires;

•	engage Publicom to distribute Telecom Argentina’s white pages directories for a 20-year period, with an option to extend the term once it expires;

•	engage Publicom to maintain the Internet portal that provides web access to the white pages for a 20-year period, with an option to extend the term once it expires;

•	grant Publicom the rights to lease advertising space in Telecom Argentina’s white pages directories for a 20-year period, with an option to extend the term once it expires; and

•	authorize the use of certain trademarks for the distribution and/or use on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to control Publicom’s performance of the abovementioned tasks in order to ensure, among other things, the fulfillment of regulatory obligations during the term of such engagement. In case of non-compliance by Publicom, Telecom Argentina will be able to apply economic sanctions and, in the case of serious non-compliance, mandate an early termination.

The negotiated terms include prices for the publishing, printing and distribution of the 2007 directories and provide assurances that services for subsequent editions will be contracted at market prices.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf of Publicom, without absorbing any delinquency.

In addition, in accordance with the terms and conditions of Telecom Argentina’s outstanding debt, the net cash proceeds from the sale of the Publicom shares had to be applied, within 45 days of completing the transaction, to the purchase or early redemption of the Notes. Accordingly, on May 24, 2007, Telecom Argentina cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom. After giving effect to that partial principal payment, Telecom Argentina has cancelled 74.0% of such scheduled principal amortization payment due April 2010.

The sale of Publicom shares generated approximately P$167 million in pre-tax income which was recorded in the second quarter of 2007 under “Discontinued Operations Results”.

Dissolution of Cable Insignia

Since Cable Insignia had no operations, on April 25, 2003, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the company’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Telecom Personal received P$0.4 million in this transaction. As of the date of this Annual Report, the dissolution of the corporate existence of Cable Insignia is underway.

Voluntary Reduction of Capital Stock and Capitalization of Núcleo

On March 27, 2006, the Extraordinary Shareholders’ Meeting of Núcleo approved the voluntary reduction of capital stock by 104,000 million Guaraníes; of which 86,000 million Guaraníes were designated the absorption of accumulated losses and 18,000 million Guaraníes (approximately P$10 million) were paid to Núcleo’s shareholders as a liquidation dividend in August 2006.

Additionally, in November 2006, another Extraordinary Shareholders’ Meeting of Núcleo approved the partial capitalization of the balance of the adjustment of common stock account by the amount of 100,000 million Guaraníes.

Núcleo Dividend Payment

On May 3, 2007, Núcleo paid its shareholders a dividend in an amount in Guaraníes equivalent to US$24 million, as stipulated by the General Shareholders Meeting held on April 2, 2007. Personal received US$16.2 million in the distribution. In accordance with current tax law in Paraguay, Núcleo withheld 15% of the amount distributed to Personal as income tax. Consequently, Personal received US$13.8 million in dividend proceeds and has a credit for taxes imposed on foreign earnings in an amount of US$2.4 million.

Change of Enterprise Resource Planning (ERP) System: Successful Implementation of SAP

In the third quarter of 2005, the Company’s management launched a project to replace its JD Edwards ERP software and other site planning and control systems with a single, fully-integrated multi-company software supplied by SAP.

Following a critical review of the business processes of Telecom Argentina, Personal and Publicom in 2006, the Company implemented use of the SAP software on a widespread basis on January 15, 2007. As of the date hereof, all of the Group’s companies based in Argentina are using SAP for all of their processes in the areas of accounting, accounts payable, treasury, works in progress, logistics, fixed assets and materials and project management.

Debt Restructuring

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

More detail about the debt restructuring transactions and the terms of the notes issued pursuant thereto can be found in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements.”

Regulatory Framework

On March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government relating to its regulated tariffs. Despite the agreement by year-end 2006, full implementation of the agreement had not yet occurred. As a result, during 2006, Telecom Argentina’s regulated rates remained unchanged. See “Item 4—Information on the Company—Regulatory Framework”.

Factors Affecting Our Results of Operations

Our results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. Dollar. For a discussion of these and other factors that may affect our results of operations, please see “—Years ended December 31, 2006, 2005 and 2004” and “—Trend Information” below.

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with Argentine GAAP and the reconciliation of our Consolidated Financial Statements from Argentine GAAP to US GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for the preparation of our Consolidated Financial Statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks and the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements.

Our accounting polices are fully described in the Notes to our Consolidated Financial Statements. We believe that the following are some of the more critical judgment areas in the application of policies that currently affect our financial condition and results of operations.

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

c) cash flow estimates resulting from Telecom Argentina’s successful completion of its debt restructuring in 2005, in light of prepayment and excess cash requirements; and

d) the effect of c) on the valuation and disclosure of the restructured financial indebtedness of Telecom Argentina at its present value.

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

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 10% for Núcleo. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

As of December 31, 2006, we have significant tax loss carryforwards which were generated principally by the devaluation of the peso during 2002. The recoverability of deferred tax assets, including tax loss carryforwards, is assessed periodically. Due to the outcome of the debt restructuring and based on its current future projections, the Company partially reversed the valuation allowance previously provided for. As of December 31, 2006, a valuation allowance has still been provided for a portion of tax loss carryforwards of Telecom Argentina and Publicom, as the future realization of the tax benefit is not considered by management to be more likely than not. The estimate of tax loss carryforwards recoverability of each of the companies of Telecom Group is performed based on our best estimates of future taxable income at the issuance date of the respective financial statements. These estimates could significantly differ from actual taxable income in the future.

Tax on minimum presumed income

We are subject to a tax on minimum presumed income for the companies located in Argentina. Management considered that the tax credit related to minimum presumed income will be realized based on current projections and legal expiration term (10 years). The credit is classified as a non-current receivable in the consolidated balance sheets.

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

Under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows from such asset, discounted and without interest cost, are less than its carrying value. In such event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Once an impairment loss is identified and recognized under Argentine GAAP, future reversal of impairment loss is permitted only if the original conditions which generated such impairment disappear or are no longer in existence.

Under U.S. GAAP, recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows without interest cost to their carrying value. If the carrying value of the assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. Once an impairment loss is identified and recognized subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-live assets.

As mentioned above, a possible valuation difference between Argentine GAAP and US GAAP has been identified in relation to the Company’s long-lived assets recoverability assessment. Once the impairment loss is identified and recognized, under Argentine GAAP, future reversal of impairment loss is permitted if the original conditions which generated such impairment disappear or are no longer in existence. However, under US GAAP, subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-lived assets.

The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates.

The Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets in each operating segment.

However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, as well as changes in expected applicable discount rate and future undiscounted cash flows estimates due to, among other things, the competition and the outcome of the tariff negotiations with the Argentine Government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

Under Argentine GAAP and US GAAP, the Company determined that its PCS license met the definition of indefinite-lived intangible assets for the periods presented. Therefore, the Company ceased amortizing its license cost, and tested it annually for impairment. Under Argentine GAAP and US GAAP, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value arising from discounted future expected cash flows. These evaluations determined that the carrying amount of the PCS license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP and Argentine GAAP purposes.

The recoverability of an indefinite lived intangible asset such as the PCS license requires our management to make assumptions about the future cash flows expected to be derived from such asset. Our judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

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

As of December 31, 2006, our asset retirement obligations included in other non current liability amounted to P$24 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$10 million.

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

In accordance with Argentine GAAP, Telecom Personal initially recorded its restructured debt issued in 2004, discounting its expected future cash flows to be paid under terms of contracts at an estimated prevailing market annual interest rate of 11% in U.S. dollars. The discount amounted to P$41 million and was recognized as gain on discounting of debt for the year 2004, which was fully reversed as a loss on accretion for the year 2005 as a result of subsequent refinancing of all such restructured debt in December 2005. Telecom Argentina also completed its debt restructuring in August 2005 and has initially recorded its newly restructured debt, discounting its expected future cash flows to be paid under terms of contracts at an estimated prevailing market annual interest rate of 10.5% in U.S. dollars and the equivalent in other currencies. The discount amounted to P$352 million and has been recognized as gain on discounting of debt in the consolidated statement of income for the year ended December 31, 2005. The new restructured debt is subsequently accreted to their respective face value using the interest method and, consequently, a loss on accretion is recorded in the statement of income. The estimate of present value of the debt requires management to periodically make certain assumptions in the determination of its expectations regarding future cash flows to be paid, mainly due to mandatory prepayment features provided in the terms of our restructured debt contracts. Changes in our current expectations about future cash flows of Telecom Argentina could significantly impact our estimate about future financial debt prepayment and present value of debts.

As of December 31, 2006, the total consolidated debt, excluding derivatives, recorded on the consolidated balance sheet was P$4,093 million, net of the effect on discounting of Telecom Argentina’s debt of P$146 million.

New Accounting Standards under Argentine GAAP

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the CPCECABA, which established new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

Impairment of Long-lived Assets

Under the old accounting standard, the Company periodically evaluated the carrying value of its long-lived assets for impairment when certain circumstances occurred. The carrying value of a long-lived asset was considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new accounting standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The adoption of this standard did not have impact in its long-lived assets valuation.

Disclosure of Foreign Currency Translation Adjustments

Resolution CD No. 93/05 also requires disclosure of the adjustments resulting from foreign currency translation as a component of equity. Under the old accounting standard, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amounted to P$49 million, P$31 million, P$24 million, P$21 million and P$28 million as of December 31, 2006, 2005, 2004, 2003 and 2002, respectively. As required by Argentine GAAP, prior year balances have been reclassified to conform with this new criteria. See Note 14 to our Consolidated Financial Statements for a discussion of the differences between US GAAP and Argentine GAAP.

Additionally, in December 2006, the CNV approved RT 23 of the FACPCE, which had been adopted by the CPCECABA, “Accounting for post-employment and other long-term employee benefits”. This standard will be effective for the Company as from January 1, 2008. However, as permitted by the CNV, we made use of the early adoption provision and applied the standard as of January 1, 2007. The adoption of RT 23 did not have any impact on the Company’s financial position, results of operations and disclosure.

Years ended December 31, 2006, 2005 and 2004

For purposes of these sections the fiscal years ended December 31, 2006, 2005 and 2004 are called “year 2006”, “year 2005” and “year 2004”, respectively.

Our results of operations are prepared in accordance with Argentine GAAP, which differs in certain aspects from US GAAP. See Note 14 to our Consolidated Financial Statements.

The Telecom Group provides customers with a wide range of telecommunication services. To fulfill its purpose, it conducts different activities that are distributed among the companies in the Group. Each company represents an operating segment which have been aggregated into three reportable segments according to the nature of the products and services provided. These reportable segments, and their operating segments are:

Reportable Segment	Company of the Telecom Group / Operating Segment
Voice, Data and Internet	Telecom Argentina S.A.
Telecom Argentina USA, Inc.
Micro Sistemas S.A. (*)

Wireless	Telecom Personal S.A.
Núcleo S.A.

Directories Publishing	Publicom S.A. (**)

(*)	Dormant entity at December 31, 2006.
(**)	Entity sold on April 12, 2007. See “Management Overview”.

The main products and services in each reportable segment are:

•

Voice, Data and Internet: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing and voicemail), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission) and Internet services (dial-up and high-speed broadband).

•

Wireless: local area, national long-distance and international communications, data transmission, sale of handsets, and Value Added Services, such as call waiting, voicemail, short message systems, multimedia and Internet access.

•	Directories Publishing: advertising in phone directories and on the Internet.

The following table shows our principal sources of revenues as a percentage of total consolidated net sales within our reportable segments for the year ended December 31, 2006:

Reportable segment	Net Sales (millions P$)	Percent of Consolidated Net Sales
Voice, Data and Internet	3,053	41.0
Wireless	4,319	58.1
Directories Publishing(*)	65	0.9

TOTAL	7,437	100.0

(*)	Entity sold on April 12, 2007. See “Management Overview.”

Additional information regarding reportable segments is disclosed in Note 12 to our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence our results of operations in 2007 are analyzed below under “—Trend Information”.

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect the volume of local and long-distance traffic, the demand for new fixed lines and for Cellular services and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation.

Rate Regulation. Revenue from our Voice, Data and Internet reportable segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges in the fixed telephony business, public telephone charges and charges for Internet dial-up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine Government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government whereby we agreed to comply with the current regulatory framework in exchange for the ability to raise certain of our regulated rates. In particular, the government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs. The agreement is subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although the Company’s Management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either its outcome or the timing of such resolution.

Competition. The Argentine telecommunications market has become increasingly competitive, particularly as the Argentine economy recovers from the economic crisis of 2001-2002. In our Voice, Data and Internet reportable segment, competition is mainly focused in long-distance and Internet service as well as in government and corporate accounts. The Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions as the Argentine economy continues to recover from the 2001 economic crisis. We expect that the Wireless reportable segment will continue to be affected by competitive pricing pressure, at least in the short to medium term.

Technology Developments. Improvements in technology influence demand for services. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the Wireless reportable segment. Growth in the Voice, Data and Internet reportable segment at present is being driven by expansion of ADSL, which permits increased use of VoIP technology, as well as wireless interconnection revenues. The increase in broadband adoption has also proven a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the Wireless reportable segment, we have seen an increase in the number of subscribers due to the implementation of GSM technology and related services supported by GSM technology. Continued investment in GSM infrastructure is expected to fuel demand for Cellular services because it supports a wide variety of enhanced services such as SMS, data transmission and 3G services.

Capital Expenditures. Beginning in 2002, we implemented a cost reduction plan as part of our financial restructuring process. This plan included significant restriction on capital expenditures and network maintenance. Since the completion of Telecom Argentina’s restructuring in August 2005, the Company is in the process of making significant investments designed to take advantage of growth opportunities in our businesses. In the Voice, Data and Internet reportable segment, our focus is on continued development of our broadband assets, including the ADSL high speed network and Fiber Optic infrastructure, as well as upgrading and enhancing information technology systems. In the Wireless reportable segment, we are in the process of expanding our GSM network. Our maintenance expenses have increased in 2004, 2005 and 2006 as we made investments to satisfy our operational needs arising from under-investment in 2002 and 2003.

Wireless Subscriber Acquisition Costs and Promotional Expenditures. The cost reduction plan that we implemented in the 2002 – 2004 period also involved restrictions on subscriber acquisition costs in the Wireless reportable segment and on other promotional activities such as advertising and promotional campaigns. Our

Wireless reportable segment has experienced a significant increase in subscriber acquisition costs as a result of higher subscription levels in the market for wireless services and intense competition. The Voice, Data and Internet reportable segment also has increased its promotional activities, particularly with respect to ADSL services, where our competitors have intensified their marketing campaigns.

Currency Effects. The majority of our revenues are received in pesos whereas the majority of our financial indebtedness is substantially denominated in U.S. dollars. Additionally, a significant portion of the materials and supplies related to the construction and maintenance of our networks are incurred in foreign currencies. Consequently, the Pesification of our rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies will continue to affect the amount of our revenues in comparison to our debt service obligations and other costs incurred in foreign currencies. Our financial results, net mainly include gains and losses arising from net currency exchange differences and interest income and loss.

(A) Consolidated Results of Operations

In the year ended December 31, 2006, we reported a net income of P$244 million, compared to a net income of P$1,334 million for the year ended December 31, 2005. The year-to-year difference of net income was mainly due to the one-time gain of P$1,424 million in 2005 resulting from the completion of Telecom Argentina’s debt restructuring process.

We reported consolidated net sales of P$7,437 million in year 2006 compared to P$5,718 million in year 2005. The increase of P$1,719 million can be largely attributed to the increase in the customer base, particularly in the Wireless reportable segment and in the ADSL access base.

In 2006, operating costs (including depreciation and amortization) totaled P$6,525 million representing a P$1,311 million increase (25% increase) due to the higher agent’s commissions for handset sales, costs of handsets, TLRD costs, advertising expenses, salaries and social security charges and taxes, among other reasons. These costs are associated with the increase in sales and particularly with growing competition in the wireless market in Argentina.

Although the economic situation in Argentina continued showing signs of improvement, our fixed telephone service is still affected by the Pesification of the rates in early 2002; as a result, the increase in the structure of disbursement costs for the Voice, Data and Internet reportable segment (which was 20%) is higher than the rise in net sales (which was 6%). Consequently, our operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates and inflation). See “—Trend Information” below.

(A.1) Year 2006 Compared to Year 2005

					Change by segment
	Year Ended December 31,				Voice, Data and Internet	Wireless	Directories Publishing
	2006	2005	Total Change
	(P$ millions)%			(P$ millions)
Net sales	7,437	5,718	30.1	1,719	182	1,522	15
Cost of services, general and administrative and selling expenses	(6,525)	(5,214)	25.1	(1,311)	(144)	(1,163)	(4)
Operating income	912	504	81.0	408	38	359	11
Financial result, net	(482)	(306)	57.5	(176)	(258)	82	—
Gain on debt restructuring, net	—	1,424	(100.0)	(1,424)	(1,424)	—	—
Other, net (1)	(203)	(166)	22.3	(37)	(34)	(4)	1
Income tax benefit (expense), net	17	(122)	N/A	139	252	(111)	(2)
Net income (loss)	244	1,334	(81.7)	(1,090)	(1,426)	326	10

(1)	Other, net includes gain (loss) on equity investees, other expenses, net and minority interest.

Net Sales

The principal factors which affect our net sales are rates, the volume of use of services in fixed line services and the growth in wireless telecommunication and Internet services.

During year 2006, net sales increased approximately 30.1% to P$7,437 million from P$5,718 million in 2005. The increase can be largely attributed to the increase of P$1,522 million in revenues generated by the Wireless reportable segment. It should be noted that all three reportable segments showed revenue increases, but at different growth rates.

In the Voice, Data and Internet reportable segment, voice sales grew by 4% due to the increase in the customer base, but saw a slight reduction in traffic volume. Regulated voice services are still affected by the Pesification of rates to pesos as discussed in “Item 4—Information on the Company—The Business—General—Voice, Data and Internet—(b) Wholesale—Rates” in more detail. Data sales grew by 11% due to the increase in the customer base and expanded corporate offerings. Internet sales led growth in this segment, with a 25% rise due to the fact that the customer base experienced 102% annual growth. It is worth pointing out that Internet revenues are affected by major discounts offered to new customers in the first three months of subscription.

Wireless revenues increased by 54% compared to 2005. In Argentina, revenues, net of intercompany sales, grew by 54% as a result of a 37% increase in the customer base and a 11% rise in ARPU. In Paraguay, sales grew by 61% due to a 79% increase in the customer base and a steady ARPU.

In 2006, service revenues in the Wireless reportable segment amounted to P$3,775 million, representing 53% growth from 2005. Year 2006 service revenue growth was 52.1% in Argentina and 64.5% in Paraguay.

The 30% increase in the Directories Publishing reportable segment is mainly attributable to the growth of this segment in the provinces due to the recovery of regional economies in recent years.

For the first time in the Company’s history, 2006 Wireless reportable segment net sales represented more than 50% of the Company’s consolidated net sales (reaching 58%).

For a further breakdown of our consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased by 25.1% to P$6,525 million in 2006 from P$5,214 million in 2005. The increase was mainly due to the increase in disbursement costs in the three reportable segments as a result of the rise in direct cost of sales, the effect of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses evidenced a P$106 million reduction mainly in the Voice, Data and Internet reportable segment.

					Change by segment
	Year Ended December 31,				Voice, Data and Internet	Wireless	Directories Publishing
	2006	2005	Total Change
	(P$ millions)%			(P$ millions)
Salaries and social security	840	685	22.6	155	105	53	(3)
Taxes	540	395	36.7	145	10	135	—
Maintenance, materials and supplies	367	309	18.8	58	46	9	3
Bad debt expense	64	29	120.7	35	11	24	—
Interconnection costs	159	144	10.4	15	15	—	—
Costs of international outbound calls	111	94	18.1	17	17	—	—
Fees for services	250	158	58.2	92	28	63	1
Advertising	228	152	50.0	76	29	46	1

					Change by segment
	Year Ended December 31,				Voice, Data and Internet	Wireless	Directories Publishing
	2006	2005	Total Change
	(P$ millions)%			(P$ millions)
Cost of wireless handsets	973	613	58.7	360	—	360	—
Agent commissions and distribution of prepaid cards commissions	548	386	42.0	162	4	158	—
Other commissions	121	82	47.6	39	3	35	1
Roaming	137	115	19.1	22	—	22	—
TLRD	445	271	64.2	174	—	174	—
Others	350	283	23.7	67	25	41	1
Depreciation of fixed assets and amortization of intangible assets	1,392	1,498	(7.1)	(106)	(149)	43	—
Total Cost of Services, General and Administrative and Selling Expenses	6,525	5,214	25.1	1,311	144	1,163	4

Salaries and Social Security

During year 2006, salaries and social security charges were approximately P$840 million, representing a 22.6% increase from 2005. This was primarily due to the increase in salary levels implemented during the year. Additionally, labor costs rose as a consequence of the increase in headcount in the Wireless reportable segment, where increased demand for wireless services and the improvement of customer support required Telecom Personal to increase its number of employees. As of December 31, 2006, we had 15,340 employees compared to 14,542 employees as of December 31, 2005.

For year 2006, salaries and social security payments were approximately 11.3% of net sales. For year 2005, salaries and social security payments were approximately 12% of net sales.

Taxes

Expenses related to taxes increased 36.7% to P$540 million in year 2006 from P$395 million in year 2005, mainly due to the impact of taxes that are calculated on the basis of revenues and higher fees paid to the regulator in connection with the wireless telephony activity.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 18.8% to P$367 million in year 2006 from P$309 million in year 2005. This increase was due to higher maintenance costs across segments, particularly in Voice, Data and Internet reportable segment.

Bad Debt Expense

During year 2006, bad debt expense increased to P$64 million from P$29 million in year 2005. The allowance for doubtful accounts represented 0.9% of net sales for 2006, as compared to 0.5% of net sales in 2005. This increase was due mainly to growth in the wireless customer base and reduction in levels of collection and the lower recovery of past due accounts in Voice, Data and Internet reportable segment.

Fees for Services

Our fees for various services, including legal, security, and auditing services, totaled approximately P$250 million for year 2006 and P$158 million for year 2005. This increase was due mainly to services relating to the technology replacement project in our Wireless reportable segment. In 2006, fees for services include P$16 million paid to the Operator as compensation for the services of highly qualified personnel and technical assistance provided to us in accordance with an agreement entered into between Telecom and Telecom Italia at the beginning of 2005. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased by P$76 million, or 50%, to P$228 million, mainly due to higher media advertising expenses for wireless and Internet services.

Agent Commissions and Distribution of Prepaid Card Commissions

Sales commissions increased to P$548 million in year 2006 from P$386 million in year 2005. The increases in agent commissions and distribution of prepaid cards commissions year over year were mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Other Commissions

Other commissions increased by 47.6% to P$121 million in year 2006 from P$82 million in year 2005. This increase was mainly due to higher commissions paid as a result of the growth in our wireless subscriber base.

Others

Others increased by 23.7% to P$350 million from P$283 million mainly due to the increase in other operating expenses in the Wireless Reportable Segment as a result of increased revenues and an increase in the customer base.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$106 million, or 7.1%, to P$1,392 million during 2006 mainly as a consequence of the end of the amortization period of certain assets in the Voice, Data and Internet reportable segment partially offset by an increase in the depreciation in increased investment of assets in the Wireless reportable segment. Depreciation expense was equal to approximately 18.7% of net sales for year 2006 and 26.2% of net sales for year 2005.

For an analysis of interconnection and international outbound call costs, see “Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset, roaming and TLRD costs, see “—Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

During the year ended December 31, 2006, consolidated operating income was P$912 million, with a P$408 million increase, or 81%, compared to 2005. Operating income represents 12.3% of net sales in 2006. Improvement in operating income in terms of sales margin was seen across all segments. Voice, Data and Internet grew from 10% to 11% of net sales due to the systematic decline of fixed asset depreciation; Wireless reportable segment almost doubled its margin, growing from 7% to 13% of net sales in 2006, while the Directories Publishing reportable segment doubled its profitability, reaching 28% of its net sales in 2006.

The increase in operating income in 2006 is mainly due to strong growth in the Wireless segment resulting from higher net sales, partially offset by higher costs associated with tax related expenses, fees for services, pre-paid card commission roaming and TLRD.

Financial Results, Net

Financial and holding results were negative by P$482 million, reporting a 57.5% increase over the net loss of the year 2005.

As a result of a P$908 million reduction in the net financial debt or 21% compared to the net financial debt at the end of the previous year, interest accrued on the net financial debt diminished by P$147 million. This financial cost represents 6.1% of consolidated sales in year 2006, up from 10.5% in year 2005.

Unlike the prior year, in 2006, the devaluation of the peso against the US dollar was 1% and against the Euro, 12.6%. This caused a net foreign currency exchange loss of P$198 million, which was softened by the effectiveness of the derivative financial instruments entered into in order to limit the risk of an increase in the Euro and Yen against the US dollar. These instruments created a P$114 million gain in the year 2006, unlike the prior year in which a P$83 million loss was recorded. In 2005, penalty interest that had accrued on Telecom Argentina’s financial debt was fully waived by creditors as part of the restructuring that took place on August 31, 2005.

Gain on Debt Restructuring, Net

In 2005, Telecom Argentina concluded the restructuring of its financial debt, generating an unusual profit of P$1,424 million. Additional information on the debt restructuring process is included in Notes 5.p and 8 to the Consolidated Financial Statements. See also “Critical Accounting Policies—Debt Restructuring Results” above.

Other, Net

Gain (Loss) on Equity Investees

In 2006, a P$5 million gain was reported, mainly due to the realization of P$6 million exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders. Furthermore, in 2005, the Company obtained a P$7 million gain on the sale of its equity interest in Intelsat.

Other expenses, net

Other expense, net, increased P$21 million or 13% from the year 2005, reaching P$186 million in 2006 mainly due to increases in litigation and other contingencies and higher slow-moving and obsolescence provisions.

Litigation and other contingency charges have increased at Telecom Argentina due to higher costs connected with labor and fiscal complaints. In contrast, in Personal there are reductions mainly attributable to the settlement of commercial lawsuits.

During years 2006 and 2005, approximately P$49 million and P$57 million of other expenses, net, respectively, were recorded related mainly to accrued severance payments and special termination benefits costs for employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

Income Tax Benefit (Expense), Net

The income tax charge includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal versus accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, the loss carry-forwards accumulated by Telecom Argentina and Personal.

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

With respect to assessed taxes, since 2005, Publicom and Núcleo have generated accounting and fiscal income that requires them to pay taxes at the rates of 35% and 10%, respectively. On the other hand, Telecom Argentina and Personal have loss carry-forwards, which, although they have been diminishing since 2002, have not yet been fully absorbed thus allowing Telecom Argentina and Personal to avoid any income tax obligation for the periods under review. The Company has received claims from the tax authority based on different ex-officio assessments that determined the accrual of P$25 million in 2005 and subsequent payment. For additional information on these claims, see Note 11.c to the Consolidated Financial Statements.

Furthermore, the profits made by all companies in the Telecom Group have generated negative charges on deferred taxes, particularly in Telecom Argentina for the year 2005, in which the profit on the restructuring of the financial debt reduced by P$498 million the loss carry forward recognized.

With respect to the recoverability of loss carry-forwards, the Telecom Group recognized, as of December 31, 2006, P$722 million of loss carry-forwards, of which P$653 million expire in 2007 (P$518 million for Telecom Argentina and P$135 million for Personal). According to estimates of taxable income for next year, it is estimated that Personal will be able to fully use its loss carry-forward, while for Telecom Argentina it is likely that it will lose a substantial portion. For that reason, as of December 31, 2006, a valuation allowance of P$195 million was recorded in Telecom Argentina, representing for 2006 a reduction of P$81 million in its valuation allowance (in 2005, the reduction amounted to P$419 million mainly as a result of the taxability of income due to the debt restructuring).

Net Income (Loss)

For year 2006, we recorded net income of approximately P$244 million. The Voice, Data and Internet reportable segment accounted for a loss of P$153 million , the Wireless reportable segment contributed a P$384 million gain and the Directories Publishing reportable segment contributed a P$13 million gain to our consolidated net income in 2006. This result is not affected by unusual items like the gain on financial debt restructuring, which amounted to P$1,424 million in 2005, without taking into account the tax effect.

(A.2) Year 2005 Compared to Year 2004

					Change by segment
	Year Ended December 31,				Voice, Data and Internet	Wireless	Directories Publishing
	2005	2004	Total Change
	(P$ millions)%			(P$ millions)
Net sales	5,718	4,494	27.2	1,224	153	1,064	7
Cost of services, general and administrative and selling expenses	(5,214)	(4,094)	27.4	(1,120)	36	(1,150)	(6)
Operating income	504	400	26.0	104	189	(86)	1
Financial result, net	(306)	(1,172)	(73.9)	866	872	(7)	1
Gain on debt restructuring, net	1,424	209	581.3	1,215	1,445	(230)	—
Other, net (1)	(166)	(77)	115.6	(89)	(36)	(52)	(1)
Income tax expense, net	(122)	(26)	369.2	(96)	(219)	124	(1)
Net income (loss)	1,334	(666)	N/A	2,000	2,251	(251)	—

(1)	Other, net includes gain (loss) on equity investees, other expenses, net and minority interest.

Net Sales

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

Revenues for the Wireless reportable segment reached P$2,797 million, increasing by 61.4%, due to growth in the customer base, total traffic, and sales of handsets. In 2005, the economic environment and the implementation of new technologies and services fueled significant growth in the wireless market, resulting in an increase in the customer base and increased consumption of wireless services. As of December 31, 2005, total wireless subscribers of Telecom Personal in Argentina reached approximately 6,150,000 representing an increase of approximately 2,315,000 customers from 2004.

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

	Year Ended December 31,				Change by segment
	2005	2004	Total Change		Voice, Data and Internet	Wireless	Directories Publishing
	(P$ millions)%			(P$ millions)
Salaries and social security	685	593	15.5	92	67	23	2
Taxes	395	301	31.2	94	17	77	—
Maintenance, materials and supplies	309	233	32.6	76	23	49	4
Bad debt expense	29	5	480.0	24	13	11	—
Interconnection costs	144	135	6.7	9	9	—	—
Costs of international outbound calls	94	82	14.6	12	12	—	—
Fees for services	158	102	54.9	56	(2)	59	(1)
Advertising	152	93	63.4	59	14	45	—
Cost of wireless handsets	613	237	158.6	376	—	376	—
Agent commissions and distribution of prepaid cards commissions	386	177	118.1	209	(1)	210	—
Other commissions	82	61	34.4	21	3	16	2
Roaming	115	65	76.9	50	—	50	—
TLRD	271	137	97.8	134	—	134	—
Others	283	227	24.7	56	6	48	2
Depreciation of fixed assets and amortization of intangible assets	1,498	1,646	(9.0)	(148)	(197)	52	(3)
Total Cost of Services, General and Administrative and Selling Expenses	5,214	4,094	27.4	1,120	(36)	1,150	6

Salaries and Social Security

During year 2005, salaries and social security charges were approximately P$685 million, representing a 15.5% increase from 2004. This was primarily due to the increase in salary levels implemented during the year. Additionally, labor costs rose as a consequence of the increase in headcount, particularly in the Wireless reportable segment, where increased demand for wireless services and the improvement of customer support required Telecom Personal to increase its number of employees. As of December 31, 2005, we had 14,542 employees compared to 14,053 employees as of December 31, 2004.

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

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 32.6% to P$309 million in year 2005 from P$233 million in year 2004. This increase was due in part to higher maintenance costs across segments, and in part to increased costs associated with the growth in our Wireless reportable segment.

Bad Debt Expense

During year 2005, bad debt expense increased to P$29 million from P$5 million in year 2004. The allowance for doubtful accounts represented 0.5% of net sales for 2005, as compared to 0.1% of net sales in 2004. This increase was due mainly to growth in the wireless customer base and changes in levels of collection and the lower recovery of past due accounts in the Voice, Data and Internet reportable segment.

Fees for Services

Our fees for various services, including legal, security and auditing services, totaled approximately P$158 million for year 2005 and P$102 million for year 2004. This increase was due mainly to services relating to the upgrading of information technology systems in our Wireless reportable segment and outsourcing of call center services. In 2005, fees for services includes P$15 million paid to the Operator as compensation for the services of highly qualified personnel and technical assistance provided to us in accordance with an agreement entered into between Telecom and Telecom Italia at the beginning of 2005. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased by P$59 million, or 63.4%, to P$152 million, mainly due to higher media advertising expenses for wireless and Internet services.

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

Others

Others increased by 24.7% to P$283 million from P$227 million mainly due to increase in other operating expenses in the Wireless reportable segment.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation and amortization are calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after the Transfer Date are being depreciated over an average of 10 years.

Depreciation of fixed assets and amortization of intangible assets decreased by P$148 million, or 9%, to P$1,498 million during 2005 as a consequence of the end of the amortization period of certain assets in the Voice, Data and Internet reportable segment partially offset by the increase in investment in assets and accelerated depreciation derived principally by the reduction in the useful life of the TDMA network equipment. Depreciation and amortization expenses were equal to approximately 26.2% of net sales for year 2005 and 36.6% of net sales for year 2004.

For an analysis of interconnection and international outbound call costs, see “Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset, roaming and TLRD costs, see “Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

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

The increase in operating income in 2005 is mainly due to the decrease in our amortization charges in the Voice, Data and Internet reportable segment, which were partially offset by the decrease in operating margins in our Wireless reportable segment resulting from a substantial increase in handset subsidies and selling expenses.

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

Gain on Debt Restructuring, Net

On August 31, 2005, Telecom Argentina successfully completed its debt restructuring process by issuing new notes and paying cash consideration in exchange for extinguishment of its outstanding debt, in accordance with the terms of the APE entered into by Telecom Argentina and its financial creditors. As a result, the Company registered a P$1,424 million gain in year 2005. The gain on debt restructuring, net for year 2004 was P$209 million, representing the results of debt restructuring by Telecom Personal and Núcleo completed in November 2004. See Note 8 to our Consolidated Financial Statements. See also “Critical Accounting Policies—Debt Restructuring Results” above.

Other, Net

Other, net includes gain (loss) on equity investees, other expenses, net and minority interest. The increase in other, net corresponds mainly to increased other expenses, net, which rose to P$165 million in 2005 from P$78 million in 2004 largely due to higher provisions for lawsuits and other contingencies.

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

During the year 2005, we recorded a higher income tax expense as compared to year 2004 due to higher taxable net income in 2005 as a consequence of the significant gain on debt restructuring, net. Such higher income tax expense was offset in part by reversal of a portion of the valuation allowance of its deferred income tax asset.

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

(B) Results of Operations by Reportable Segment

(B.1) Voice, Data and Internet Reportable Segment

Results of operations for our Voice, Data and Internet reportable segment for years 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Net sales	3,053	2,871	2,718	6.3	5.6
Cost of services, general and administrative and selling expenses	(2,726)	(2,582)	(2,618)	5.6	(1.4)
Operating income	327	289	100	13.1	189.0
Financial result, net	(375)	(117)	(989)	220.5	(88.2)
Gain (loss) on debt restructuring, net	—	1,424	(21)	(100.0)	N/A
Other, net (1)	(138)	(104)	(68)	32.7	52.9
Income tax benefit (expense), net	33	(219)	—	N/A	N/A
Net (loss) income	(153)	1,273	(978)	N/A	N/A

(1)	Other, net includes equity gain (loss) on equity investees and other expenses, net.

Net Sales

During year 2006, net sales from our Voice, Data and Internet reportable segment increased 6.3% to P$3,053 million from P$2,871 million in year 2005. During year 2005, net sales increased approximately 5.6% from P$2,718 million in year 2004. The increase in each year was due to several factors, including an increase in the customer base, which in turn generated greater basic and supplementary monthly charges. Specifically, in 2006, the ADSL access base grew 102.2% over the ADSL access base in 2005 and the number of Arnet customers in 2006 grew by 136% over the number of Arnet customers in 2005. These increases were offset by a reduction in Dial-Up 0610 Internet traffic in 2006 that reduced revenue by P$23 million as compared to 2005. Other factors in the growth in net sales in 2006 were the increase in our revenues from Internet services and the increase in our provision of interconnection services as a consequence of the general expansion of the wireless business.

Revenues from our Voice, Data and Internet reportable segment for years 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Measured service charges	964	973	959	(0.9)	1.5
Monthly basic charges	716	676	635	5.9	6.5
Internet revenues	396	317	265	24.9	19.6
Interconnection revenues	312	254	210	22.8	21.0
International long-distance service	243	224	215	8.5	4.2
Public telephone service	131	155	170	(15.5)	(8.8)

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Data transmission	167	150	151	11.3	(0.7)
Installation charges	26	31	30	(16.1)	3.3
Other national telephone services	98	91	83	7.7	9.6
Total Voice, Data and Internet	3,053	2,871	2,718	6.3	5.6

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

Revenues from measured service and monthly basic charges represented 55% of our total segment net sales for year 2006, compared to 57.4% of our total segment net sales for year 2005. Revenues from traffic increased 1.9% to P$1,680 million in year 2006 from P$1,649 million in year 2005. Measured service charges decreased 0.9% to P$964 million in year 2006 from P$973 million in year 2005.

Monthly basic charges increased 5.9% to P$716 million in year 2006 when compared with year 2005, mainly due to the increase in customer lines. Lines in service as of December 31, 2006 increased to approximately 4,095,000 compared to approximately 3,949,000 as of December 31, 2005 due to the recovery in demand. However, fixed telephony tariffs remained stable after the Pesification and freeze enforced by the Argentine Government on January 6, 2002.

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

Internet Revenues

Revenues from Internet subscription fees and Internet-related Value Added Services increased by 24.9% to P$396 million in year 2006 compared to P$317 million in 2005 and increased by 19.6% in year 2005 compared to P$265 million in 2004, mainly due to an increase in the number of ADSL subscribers in each year.

As of December 31, 2006, the number of ADSL subscribers reached approximately 457,000 compared to 226,000 as of December 31, 2005, increasing by 102.2% while Internet dial-up customers were approximately 95,000 as of December 31, 2006 compared to 125,000 as of December 31, 2005, decreasing by 24.0%. As of December 31, 2006 and 2005, Internet minutes represented 20.1% and 26.6% of total traffic measured in minutes transported over the fixed-line network. The Internet minutes have fallen due to the steady migration of customers to the ADSL services.

Interconnection Revenues

During year 2006, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased by 22.8% to P$312 million from P$254 million in 2005, mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

During year 2005, revenues from interconnection services increased 21.0% to P$254 million from P$210 million in 2004, mainly due to the increase of traffic handled by fixed and wireless networks.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls and earnings from outbound phone calls made by customers.

During year 2006, international long-distance service revenues increased by 8.5% to P$243 million from P$224 million in year 2005. During year 2005, international long-distance service revenues increased by 4.2% to P$224 million from P$215 million in year 2004. The increase in each year was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

Public Telephone Service

Revenues from public telephone service decreased by 15.5% to P$131 million in year 2006 from P$155 million in year 2005. Revenues from public telephone service decreased by 8.8% to P$155 million in year 2005 from P$170 million in year 2004. The decrease each year is mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of expanded cellular usage.

Data Transmission

Revenues from data transmission services increased by 11.3% to P$167 million in year 2006 from P$150 million in year 2005 mainly due to the increase in data transmission services required by our customers. Revenues from data transmission services remained stable at P$150 million in year 2005 compared to P$151 million in year 2004.

Installation Charges

During year 2006, installation charges from new customers decreased by 16.1% to P$26 million from P$31 million in year 2005 while during year 2005 installation charges from new customers increased by 3.3% to P$31 million from P$30 million in year 2004. The decrease in installation charges in year 2006 is due to a 22% decrease in the average installation charge per connection in 2006 compared to year 2005, partially offset by a 2% increase in connected lines.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, Access charges and miscellaneous customer charges. During year 2006, revenues from other national telephone services increased by 7.7% to P$98 million from P$91 million in year 2005. During year 2005, revenues from other national telephone services increased by 9.6% to P$91 million from P$83 million in year 2004. The increase in each year is mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services, General and Administrative and Selling Expenses

During year 2006, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment increased 5.6% to P$2,726 million compared to P$2,582 million in year 2005. This is mainly due to increases in salaries and social security charges, maintenance, materials and supplies costs, fees for services, interconnection costs and advertising, partially offset by lower depreciation.

During year 2005, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment decreased 1.4% to P$2,582 million compared to P$2,618 million in year 2004. This decrease corresponds to lower depreciation charges partially offset by increases in salaries and social security charges and maintenance, materials and supplies costs.

Detailed below are the major components of our cost of services, general and administrative and selling expenses for the years ended December 31, 2006, 2005 and 2004 related to our Voice, Data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Salaries and social security	663	558	491	18.8	13.6
Taxes	175	165	148	6.1	11.5
Maintenance, materials and supplies	253	207	184	22.2	12.5
Bad debt expense	16	5	(8)	220.0	N/A
Interconnection costs	159	144	135	10.4	6.7
Costs of international outbound calls	111	94	82	18.1	14.6
Fees for services	107	79	81	35.4	(2.5)
Advertising	70	41	27	70.7	51.9
Distribution of prepaid cards commissions and Other commissions	63	56	54	12.5	3.7
Others	174	149	143	16.8	4.2
Subtotal before depreciation and amortization	1,791	1,498	1,337	19.6	12.0
Depreciation of fixed assets and amortization of intangible assets	935	1,084	1,281	(13.7)	(15.4)
Total Voice, Data and Internet	2,726	2,582	2,618	5.6	(1.4)

Salaries and Social Security

During year 2006, salaries and social security charges were approximately P$663 million, representing a 18.8% increase from 2005. This was primarily due to salary increases during the year partially offset by a decrease in the number of employees.

For year 2006, salaries and social security payments were approximately 21.7% of segment net sales. For year 2005, wages and social benefits were approximately 19.4% of segment net sales.

During year 2005, salaries and social security charges were approximately P$558 million, representing a 13.6% increase from 2004. This was primarily due to salary increases during the year partially offset by a decrease in the number of employees.

Taxes

Expenses related to taxes increased by 6.1% to P$175 million in year 2006 from P$165 million in year 2005, and increased by 11.5% to P$165 million in year 2005 from P$148 million in year 2004, mainly due to higher turnover taxes as a consequence of the increase in revenues.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased by 22.2% to P$253 million in year 2006 from P$207 million in year 2005. During 2005, maintenance, materials and supplies expenses increased by 12.5% from P$184 million in year 2004. The increase in each year was primarily due to higher maintenance costs.

Bad Debt Expense

During years 2006 and 2005, bad debt expense amounted to P$16 million and P$5 million, respectively, whereas during year 2004 bad debt expense reflected a net recovery of past due accounts of P$8 million. The increase in bad debt expenses in 2006 and 2005 was mainly due to a reduction in our level of recovery of past due accounts.

Interconnection Costs

During year 2006, we recorded P$159 million in interconnection costs compared with P$144 million in year 2005 and P$135 million in year 2004. Both increases are mainly due to growth in call traffic originated in our network and ended in third party networks.

Costs of International outbound calls

During year 2006, we recorded P$111 million in costs of international outbound calls compared with P$94 million recorded in year 2005 and P$82 million recorded in year 2004. This increase is mainly due to the increase in call traffic originating in our network and requiring fees for transport across international lines.

Fees for Services

Fees for services, such as legal, security, auditing and other services totaled approximately P$107 million for year 2006 and P$79 million for year 2005. For years 2006 and 2005, these fees included P$13 million and P$10 million, respectively, of fees paid to the Operator as compensation for the services of highly qualified personnel and technical assistance that the Operator provided to us at our request. Such amounts were charged based on hours of service at international market rates for such services.

Fees for services, such as legal, security, auditing and other services, and fees for the debt restructuring process and other services, totaled approximately P$81 million for year 2004. These fees included P$3 million of fees paid to the Operator as compensation for the services of highly qualified personnel and technical assistance that the Operator provided to us at our request. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

During year 2006, we recorded P$70 million in costs of advertising compared with P$41 million recorded in year 2005. This increase is mainly due to increased advertising campaigns as a result of the competition in the Internet services market. During year 2004, we recorded P$27 million in advertising costs.

Distribution of Prepaid Card Commissions and Other Commissions

During year 2006, we recorded P$63 million in costs relating to commissions for distribution of prepaid cards and other commissions, compared with P$56 million in year 2005. This increase is mainly due to an increase in the volume of commissions partially offset by less traffic on public telephones and through telecommunication centers. During year 2004, we recorded P$54 million in costs relating to commissions for distribution of prepaid cards and other commissions.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During year 2006, our other operating expenses amounted to P$174 million compared to P$149 million in 2005 and P$143 million in 2004.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expense were P$935 million in year 2006, P$1,084 million in year 2005 and P$1,281 million in year 2004. Depreciation expenses as a percentage of net sales were approximately 30.6% in 2006, 37.7% in 2005 and 47.1% in 2004, respectively. The decreases were principally due to the end of the amortization period of certain assets.

Operating Income

The following table shows our operating income from the Voice, Data and Internet reportable segment in years 2006, 2005 and 2004 and its percentage of net sales in each year.

	Year Ended December 31,
	2006	2005	2004	2006-2005	2005-2004
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,262	1,373	1,381	(8.1%)	(0.6%)
As % of net sales	41.3%	47.8%	50.8%	(6.5%)	(3.0%)
Depreciation and amortization	(935)	(1,084)	(1,281)	(13.7%)	(15.4%)
As % of net sales	(30.6%)	(37.7%)	(47.1%)	7.1%	9.4%
Operating income	327	289	100	13.1%	189.0%
As % of net sales	10.7%	10.1%	3.7%	0.6%	6.4%

Our operating income before depreciation and amortization from the Voice, Data and Internet reportable segment was P$1,262 million, P$1,373 million and P$1,381 million, representing 41.3% of net sales in 2006, 47.8% of net sales in 2005 and 50.8% of net sales in 2004, respectively. These decreases in the operating margin during the 2004-2006 period corresponds mainly to the increase in salaries and social security charges, fees for services, interconnection costs, advertising and maintenance, materials and supplies costs which, cumulatively, were larger than the increase in net sales of each year.

In 2006, the operating income from our Voice, Data and Internet reportable segment increased by 13.1% to P$327 million from P$289 million in 2005. In 2005, the operating income from our Voice, Data and Internet reportable segment increased by 189% to P$289 million from P$100 million in 2004. The increase in each year was mainly due to the decreases in depreciation charges. The significant effect of depreciation decreases on operating income is partially offset by the decrease in operating income before depreciation and amortization in each year.

Financial Results, Net

During year 2006, we recorded a net financial loss of approximately P$375 million compared to a net financial loss of approximately P$117 million in year 2005. The difference is mainly due to the loss recognized from net foreign currency exchange differences in 2006 of P$92 million, including the effects of changes in fair value of financial instruments, compared with the gain recognized from net foreign currency exchange differences in year 2005 of P$417 million, including the effects of changes in fair value of financial instruments. Also, during 2006 we recorded net financial interest of P$294 million compared with P$522 million in 2005. This reduction in 2006 is mainly due to our 2005 debt restructuring.

During year 2005, we recorded a net financial loss of approximately P$117 million compared to a net financial loss of approximately P$989 million in year 2004. The difference can be largely attributed to the gain recognized from net foreign currency exchange differences in year 2005. The gain was mainly a result of the fluctuation of the peso-to euro exchange rate.

Gain (loss) on Debt Restructuring, Net

Gain on debt restructuring, net was P$1,424 million in year 2005 resulting from the Telecom Argentina debt restructuring completed in August 2005. The recorded P$21 million loss on debt restructuring for year 2004 corresponds to accrued expenses related to our 2005 debt restructuring.

Other, Net

Equity Gain (Loss) on Equity Investees

During year 2006, a loss of P$1 million was recorded due to a decline in value of our investment in “2003 Telecommunication Fund” (See Note 11.b to the Consolidated Financial Statements). During year 2005, Telecom Argentina sold its investment in Intelsat Ltd. for approximately P$13 million. As a result of this transaction, a gain of P$7 million was recorded.

Other Expenses, Net

Other expenses, net include severance payments and provisions for lawsuits and other contingencies.

For year 2006, other expenses, net increased by P$26 million, or 23.4%, to P$137 million. For year 2005, other expenses, net increased by P$43 million, or 63.2%, to P$111 million. The increase in each year is mainly due to higher provisions for lawsuits and other contingencies.

Income Tax Benefit (Expense), Net

During year 2006, we recorded income tax benefit of P$33 million due to a reversal of a portion of the valuation allowance of our deferred income tax asset partially offset by the income tax expense due to taxable net income in 2006.

During year 2005, we recorded income tax expense due to taxable net income in 2005 as a consequence of the significant gain on debt restructuring, net. Such income tax expense in 2005 was partially offset by a reversal of a portion of the valuation allowance of its deferred income tax asset. As of December 31, 2004, Telecom Argentina recorded a write-down of its net deferred income tax asset as a consequence of the going concern uncertainty arising from its debt restructuring process.

Net (Loss) Income

For year 2006, the Voice, Data and Internet reportable segment recorded net loss of approximately P$153 million, mainly due to the financial loss, net as a consequence of the fluctuation of the Peso-to-Dollar exchange rate during year 2006 and the net financial interest.

For year 2005, the Voice, Data and Internet reportable segment recorded net income of approximately P$1,273 million, mainly due to the successful completion of the restructuring of Telecom Argentina debt as described above.

For year 2004, we recorded net loss of approximately P$978 million, mainly due to the financial loss, net as a consequence of the fluctuation of the Peso-to-Euro exchange rate during year 2004.

(B.2) Wireless Reportable Segment

Results of operations from our Wireless reportable segment for years 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Net sales	4,319	2,797	1,733	54.4	61.4
Cost of services, general and administrative and selling expenses	(3,752)	(2,589)	(1,439)	44.9	79.9
Operating income	567	208	294	172.6	(29.3)
Financial result, net	(109)	(191)	(184)	(42.9)	3.8
Gain on debt restructuring	—	—	230	—	(100.0)
Other, net (1)	(63)	(59)	(7)	6.8	742.9
Income tax benefit (expense), net	(11)	100	(24)	N/A	N/A
Net income	384	58	309	562.1	(81.2)

(1)	Other, net includes gain on equity investees, other expenses, net and minority interest.

Net Sales

We provide wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively, via cellular and PCS networks. Net sales from Argentina and Paraguay were approximately 91.8% and 8.2%, respectively, of total segment net sales in 2006, 92.1% and 7.9%, respectively, in 2005 and 90.4% and 9.6%, respectively, in 2004.

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Argentina
Service revenues (1)	3,428	2,254	1,431	52.1	57.5
Handset sales	536	322	135	66.5	138.5
Total net sales in Argentina	3,964	2,576	1,566	53.9	64.5
Weighted-average number of subscribers during the year (thousands)	6,777	4,662	3,084	45.4	51.2

Paraguay
Service revenues	347	211	166	64.5	27.1
Handset sales	8	10	1	(20.0)	900.0
Total net sales in Paraguay	355	221	167	60.6	32.3

(1)	Certain components of service revenues are not included in the ARPU calculation.

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

	Year Ended December 31,
	2006	2005	2004
	(P$ millions)
Total service revenues in Argentina	3,428	2,254	1,431
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(150)	(206)	(124)
Cell sites rental	(6)	(4)	(3)
Activation fees	(33)	(12)	(1)

Total service revenues in Argentina included in the ARPU calculation	3,239	2,032	1,303

Net Sales in Argentina

During year 2006, Telecom Personal’s net sales in Argentina increased by 53.9% to P$3,964 million from P$2,576 million in year 2005, mainly due to increases in the number of subscribers, total traffic, demand for roaming and TLRD services and handset sales, each as detailed below.

ARPU in Argentina during year 2006 increased by 11.1% to P$40 from P$36 per customer per month in year 2005 principally as a result of the acquisition of high value customers.

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 8,425,000 as of December 31, 2006, which represents an increase of approximately 2,275,000, or 37%, as compared to 2005. This increase was fueled by a significant growth in the number of GSM subscribers which currently represent 88.3% of Telecom Personal’s total subscriber base. As of December 31, 2006, the subscriber base in Argentina amounted to approximately 5,539,000 prepaid subscribers, or 65.7% of the total subscriber base, approximately 759,000 post-paid subscribers, or 9% of the total subscriber base and approximately 2,127,000 “cuentas claras” plan subscribers, or 25.3% of the total subscriber base. Total wireless traffic increased by 36.4% during year 2006 as compared to year 2005.

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

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 6,150,000 as of December 31, 2005, which represents an increase of approximately 2,315,000, or 60.4%, as compared to 2004. This increase was fueled by a significant growth in the number of GSM subscribers which represent 63.6% of Telecom Personal’s total subscriber base at the end of 2005. As of December 31, 2005, the subscriber base in Argentina amounted to approximately 4,038,000 prepaid subscribers, or 65.6% of the total subscriber base, approximately 546,000 post-paid subscribers, or 8.9% of the total subscriber base and approximately 1,566,000 “cuentas claras” plan subscribers, or 25.5% of the total subscriber base. Total wireless traffic increased by 54.9% during year 2005 as compared to year 2004.

Net Sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$355 million in net sales during year 2006, a 60.6% increase from the P$221 million in year 2005. The growth in revenue was mainly due to sales of the prepaid service. Núcleo had approximately 1,164,000 subscribers as of December 31, 2006, which represents an increase of approximately 513,000 customers, or 78.8%, as compared to the level at December 31, 2005. As of December 31, 2006, Núcleo had approximately 1,018,000 prepaid subscribers, representing 87.5% of the total subscriber base. The number of GSM subscribers was approximately 875,000 customers, or 75.2% of Núcleo’s total subscriber base.

In 2005, Núcleo’s net sales were P$221 million, representing a 32.3% increase from the P$167 million generated in year 2004. The growth in revenue was mainly due to sales of the prepaid service. Núcleo had approximately 651,000 subscribers as of December 31, 2005, which represents an increase of approximately 149,000 customers, or 29.7%, as compared to the level at December 31, 2004. As of December 31, 2005, Núcleo had approximately 530,000 prepaid subscribers, representing 81.4% of the total subscriber base. The number of GSM subscribers was approximately 279,000 customers, or 42.9% of Núcleo’s total subscriber base.

General

During year 2006, total net sales from our Wireless reportable segment, consisting of service revenues and handset sales, increased by 54.4% to P$4,319 million from P$2,797 million in year 2005. During year 2005, total net sales increased by 61.4% to P$2,797 million from P$1,733 million in year 2004.

Revenues from our Wireless reportable segment for years 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase
Prepaid services	1,472	733	413	100.8	77.5
Monthly basic charges and airtime usage charges	944	615	365	53.5	68.5
Calling Party Pays	525	445	406	18.0	9.6
TLRD and Roaming services	650	518	300	25.5	72.7
Other service sales	184	154	113	19.5	36.3
Subtotal Service Revenues	3,775	2,465	1,597	53.1	54.4
Handset sales	544	332	136	63.9	144.1
Total Wireless	4,319	2,797	1,733	54.4	61.4

Service Revenues

Service revenues in the Wireless reportable segment consist of recurring monthly basic charges, airtime usage charges, roaming charges billed to our customers for their use of our and other carriers’ networks, roaming charges billed to other wireless service providers whose customers use our network, TLRD and CPP charges, additional charges for Value Added Services and for other miscellaneous cellular and PCS services.

Service revenues were approximately 87.4% of total reportable segment net sales in 2006, 88.1% in 2005 and 92.2% in 2004, respectively.

Prepaid Services

The prepaid services sales increased by 100.8% to P$1,472 million in year 2006 from P$733 million in year 2005. The increase was primarily due to an increase in the number of subscribers which reached approximately 6,557,000 as of December 31, 2006, an increase of approximately 1,989,000 customers, or 43.5%, as compared to December 31, 2005.

During year 2005 the prepaid service sales increased 77.5% from P$413 million in year 2004, mainly as a result of an increase in the number of subscribers which reached approximately 4,568,000 as of December 31, 2005, an increase of approximately 1,329,000 customers, or 41.0%, as compared to December 31, 2004.

Monthly Basic Charges and Airtime Usage Charges

During year 2006, monthly basic charges and airtime usage charges increased by 53.5% to P$944 million from P$615 million in year 2005. Monthly basic charges and airtime usage charges increased by 68.5% in year 2005 from P$365 million in year 2004. The increase in each year was mainly due to an increase in subscriber base resulting from strong growth in the number of GSM subscribers.

Calling Party Pays

Calling party pays’ sales increased by 18.0% to P$525 million in year 2006 from P$445 million in year 2005, and increased by 9.6% in year 2005 from P$406 million in year 2004. The increases in each year were due to the increase in the volume of total traffic.

TLRD and Roaming Services

During year 2006, TLRD and roaming services revenue was P$650 million, representing a 25.5% increase from P$518 million in year 2005. TLRD and roaming services revenue increased by 72.7% in year 2005 from P$300 million in year 2004. The increases in each year were due to the increase in wireless traffic among wireless operators as a result of growth in the wireless customer base and to an increase in the volume of total traffic.

Other Service Sales

During year 2006, other service sales, including sales of certain Value Added Services, were approximately P$184 million representing an increase of 19.5% from P$154 million in year 2005. During year 2005, other service sales increased by 36.3% from P$113 million in year 2004. The increases in each year were largely due to Telecom Personal’s efforts to create and market Value Added Services that featured technological innovation.

Handset sales

Handset sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues associated with the sale of wireless handsets, and related expenses are recognized when the products are delivered and accepted by the customers, agents and other third party distributors. In an effort to attract new customers and to maintain existing customers (by upgrading their handsets), Telecom Personal, like its competitors, has offered handsets to customers, agents and other third party distributors below cost.

This subsidy was approximately P$429 million or 44.1% of total cost of handset sales in 2006, P$281 million or 45.8% in 2005 and P$101 million or 42.6% in 2004, respectively.

During year 2006, handset sales increased to P$544 million from P$332 million in year 2005, while during year 2005, handset sales increased to P$332 million from P$136 million in year 2004. The increase in each year was mainly due to the expansion of the subscriber base and the fact that, in an effort to attract customers, Telecom Personal, like its competitors, has offered handsets to customers below cost.

Cost of Services, General and Administrative and Selling Expenses

Total costs of services, general and administrative and selling expenses in our Wireless reportable segment increased 44.9% to P$3,752 million in year 2006 from P$2,589 million in year 2005. During year 2005, these costs increased by 79.9% from P$1,439 million in year 2004. In each year, costs for subscriber acquisition, costs for roaming and TLRD services and tax related expenses were the main items that contributed to year over year increases.

Detailed below are the major components of the cost of services, general and administrative and selling expenses for the years ended December 31, 2006, 2005 and 2004 in the Wireless reportable segment:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase
Salaries and social security	166	113	90	46.9	25.6
Taxes	364	229	152	59.0	50.7
Maintenance, materials and supplies	92	83	34	10.8	144.1
Bad debt expense	47	23	12	104.3	91.7
Fees for services	142	79	20	79.7	295.0
Advertising	155	109	64	42.2	70.3
Cost of handset sales	973	613	237	58.7	158.6
Agent commissions and distribution of prepaid cards commissions	527	369	159	42.8	132.1
Other commissions	76	41	25	85.4	64.0
Cost of Roaming and TLRD	582	386	202	50.8	91.1
Other operating expenses	172	131	83	31.3	57.8
Subtotal costs before depreciation of fixed assets and amortization of intangible assets	3,296	2,176	1,078	51.5	101.9
Depreciation of fixed assets and amortization of intangible assets	456	413	361	10.4	14.4
Total wireless	3,752	2,589	1,439	44.9	79.9

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase
Argentina
Costs before depreciation of fixed assets and amortization of intangible assets	3,091	2,046	988	51.1	107.1
Depreciation of fixed assets and amortization of intangible assets	383	357	309	7.3	15.5
Total costs in Argentina	3,474	2,403	1,297	44.6	85.3
Paraguay
Costs before depreciation of fixed assets and amortization of intangible assets	205	130	90	57.7	44.4
Depreciation of fixed assets and amortization of intangible assets	73	56	52	30.4	7.7
Total costs in Paraguay	278	186	142	49.5	31.0

Salaries and Social Security

During year 2006, salaries and social security charges increased 46.9% to approximately P$166 million from P$113 million in year 2005. During year 2005, salaries and social security charges increased by 25.6% from P$90 million in year 2004. The increase in each year was mainly due to the salary increases implemented during the period. Similarly, labor costs increased as a result of the increase in the number of full time employees. The Wireless reportable segment had 3,636 employees as of December 31, 2006, 2,710 as of December 2005, and 2,256 as of December 2004, respectively.

Salaries and social security were approximately 3.8% of total segment net sales in 2006, 4.0% of total segment net sales in 2005 and 5.2% of total segment net sales in 2004, respectively.

Taxes

During year 2006, tax-related expenses increased 59.0% to approximately P$364 million from P$229 million in year 2005. During year 2005, tax-related expense increased by 50.7% from P$152 million in year 2004. The increases in each year were attributable to the increase in total segment net sales.

Tax-related expenses were approximately 8.4% of total segment net sales for 2006, 8.2% for 2005 and 8.8% for 2004, respectively.

Maintenance, Materials and Supplies

During year 2006, maintenance, materials and supplies expenses increased 10.8% to approximately P$92 million from P$83 million in year 2005. The increase was mainly due to an increase in maintenance costs related to radio base systems related to the development of the GSM network.

During year 2005, maintenance, materials and supplies expenses increased by 144.1% to approximately P$83 million from P$34 million in year 2004. The increase was mainly due to an increase in maintenance costs related to software developed or obtained for internal use and radio base systems related to the development of the GSM network.

Maintenance, materials and supplies were approximately 2.1% of total segment net sales for 2006, 3.0% for 2005 and 2.0% for 2004, respectively.

Bad Debt Expense

During year 2006, bad debt expense rose to P$47 million from P$23 million in year 2005, an increase of 104.3%. During year 2005, bad debt expense increase by 91.7% from P$12 million in year 2004. These increases results from the significant expansion of the customer base.

Bad debt expense was approximately 1.1% of total segment net sales for 2006, 0.8% for 2005 and 0.7% for 2004, respectively.

Fees for Services

During year 2006, fees for various services such as legal, security and auditing fees and other services was approximately P$142 million, representing an increase of 79.7% from P$79 million in year 2005. During year 2005, fees for services increased by 295.0% from P$20 million in year 2004. The increase in each year was due mainly to the technology replacement project in our Wireless reportable segment, which allowed Telecom Personal to retain its customers and permitted the migration of TDMA technology to GSM technology, and the outsourcing of the call center.

Fees for services was approximately 3.3% of total segment net sales for 2006, 2.8% for 2005 and 1.2% for 2004, respectively.

Advertising

During year 2006, advertising expenses including media, promotional and institutional campaigns increased by P$46 million to P$155 million from P$109 million in year 2005. During year 2005 such expenses increased by P$45 million from P$64 million in year 2004. The increase in each year was as a result of Telecom Personal’s efforts to expand its customer base.

Advertising expenses accounted for approximately 3.6% of total segment net sales for 2006, 3.9% for 2005 and 3.7% for 2004, respectively.

Costs of Handset Sales

During year 2006, the cost of handset sales increased to approximately P$973 million from P$613 million in year 2005. During year 2005, the cost of handset sales increased by 158.6% from P$237 million in year 2004. The increase in each year was mainly due to the increase in handset sales as a result of the expansion of the subscriber base.

Costs of handset sales accounted for approximately 22.5% of total segment net sales for 2006, 21.9% for 2005 and 13.7% for 2004, respectively.

Agent Commissions and Distribution of Prepaid Cards Commissions

During year 2006, agent commissions and distribution of prepaid cards commissions rose to P$527 million from P$369 million in year 2005, representing an increase of 42.8%. During year 2005, agent commissions and distribution of prepaid cards commissions increased by 132.1% from P$159 million in year 2004. The increase in agent commissions and distribution of prepaid cards commissions in each year was mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Agent commissions and distribution of prepaid cards commissions accounted for approximately 12.2% of total segment net sales for 2006, 13.2% for 2005 and 9.2% for 2004, respectively.

Other Commissions

During year 2006, other commissions such as the commission paid for the invoice and collection process increased by 85.4% to approximately P$76 million from P$41 million in year 2005. During year 2005, other commissions increased by 64.0% from P$25 million in year 2004. The increases were mainly due to the increase in the subscriber base.

Other commissions accounted for approximately 1.8% of total segment net sales for 2006, 1.5% for 2005 and 1.4% for 2004, respectively.

Costs of Roaming and TLRD

During year 2006, costs of roaming and TLRD increased by 50.8% to approximately P$582 million from P$386 million in year 2005. During year 2005, costs of roaming and TLRD increased by 91.1% from P$202 million in year 2004. The increases were due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Costs of roaming and TLRD accounted for approximately 13.5% of total segment net sales for 2006, 13.8% for 2005 and 11.7% for 2004, respectively.

Other Operating Expenses

Other operating expenses increased by 31.3% to approximately P$172 million in year 2006 from P$131 million in year 2005. During year 2005, other operating expenses increased by 57.8% from P$83 million in year 2004. The increases were mainly due to increased costs related to growth in the following categories:

•

Distribution of wireless handsets in Argentina increased by 133.3% to approximately P$7 million in year 2006 from P$3 million in year 2005. During year 2005, distribution of wireless handsets increased by 50.0% from P$1 million;

•

Distribution of prepaid cards in Argentina increased by 33.3% to approximately P$12 million in year 2006 from P$9 million in year 2005. During year 2005, distribution of prepaid cards increased by 50.0% from P$6 million in year 2004;

•

Value Added Services provided by third parties to Telecom Personal’s clients increased by 19.4% to approximately P$37 million in year 2006 from P$31 million in year 2005. During year 2005, Value Added Services increased by 675% from P$4 million;

•

Use of public network increased by 58.3% to approximately P$19 million in year 2006 from P$12 million in year 2005. During year 2005, use of public network increased by 71.4% from P$7 million in year 2004. The increases were mainly due to an increase in total volume of traffic;

•

Transportation and freight increased by 50.0% to approximately P$15 million in year 2006 from P$10 million in year 2005. During year 2005, such costs increased by 66.7% from P$6 million in year 2004. The increases were mainly due to the higher number of registered letters sent to delinquent clients and to the increase in traveling expenses.

•

Cell sites rental in Argentina increased by 35.3% to approximately P$23 million in year 2006 from P$17 million in year 2005. During year 2005, cell sites rental increased by 30.8% from P$13 million in year 2004. The increases were mainly due to the development of the GSM network; and

•

Rental expense in Argentina increased by 60.0% to approximately P$16 million in year 2006 from P$10 million in year 2005. During year 2005, rental expense increased by 25.0% from P$8 million in year 2004. The increases were mainly due to new commercial offices opened in order to improve customer care and expand the customer base.

Other operating expenses accounted for approximately 4.0% of total segment net sales for 2006, 4.7% for 2005 and 4.8% for 2004, respectively.

Depreciation of Fixed Assets and Amortization of Intangible Assets

During year 2006, depreciation of fixed assets and amortization of intangible assets expenses increased by 10.4% to approximately P$456 million in year 2006 from P$413 million in year 2005. The increase was due to increased investments in assets.

During year 2005, depreciation of fixed assets and amortization of intangible assets expenses increased by 14.4% from P$361 million in year 2004. The increase was due to increased investments in assets and accelerated depreciation of P$31 million derived principally from a reduction in the useful life of our TDMA network equipment.

Depreciation of fixed assets and amortization of intangible assets expenses accounted for approximately 10.6% of total segment net sales in 2006, 14.8% in 2005 and 20.8% in 2004, respectively.

Operating Income

The following table shows our operating income from the Wireless reportable segment in years 2006 and 2005, its percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	1,959	1,287	52.2	672	588	84
As % of net sales	45.4%	46.0%		(0.6%)
SAC (non-GAAP)(2)	(936)	(666)	40.5	(270)	(245)	(25)
As % of net sales	(21.7%)	(23.8%)		2.1%

Operating income before depreciation of fixed assets and amortization of intangible assets	1,023	621	64.7	402	343	59
As % of net sales	23.7%	22.2%		1.5%
Depreciation of fixed assets and amortization of intangible assets	(456)	(413)	10.4	(43)	(26)	(17)
As % of net sales	(10.6%)	(14.8%)		4.2%

Operating income	567	208	172.6	359	317	42
As % of net sales	13.1%	7.4%		5.7%

(1)	Operating income before SAC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and depreciation and amortization provides information about the operational performance excluding the effect of “one time “ significant commercial costs (Subscriber Acquisition Costs, or “SAC”) and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business. See Note 12 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC charges, each as shown in the table above.
(2)	The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	544	332	63.9%	212	214	(2)
Cost of handsets	(973)	(613)	58.7%	(360)	(361)	1

Gross loss on handset sales	(429)	(281)	52.7%	(148)	(147)	(1)
Advertising	(155)	(109)	42.2%	(46)	(37)	(9)
Agent commissions	(352)	(276)	27.5%	(76)	(61)	(15)

Total SAC	(936)	(666)	40.5%	(270)	(245)	(25)

In year 2006, our operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$1,959 million representing an increase of 52.2% from P$1,287 million in year 2005. It represents 45.4% and 46.0% of total segment net sales in year 2006 and 2005, respectively. The increase was mainly due to a 54.4% increase in net sales, partially offset by a higher level of operating costs including a 59.0% increase in tax-related expense, a 79.7% increase in fees for services, an 88.2% increase in distribution of prepaid cards commissions and a 50.8% increase in cost of roaming and TLRD.

In year 2006, our operating income from the Wireless reportable segment was P$567 million, representing an increase of 172.6% from P$208 million in year 2005. The increase was mainly due to the reasons explained above and to lower SAC and depreciation of fixed assets and amortization of intangible assets as a percentage of net sales.

The following table shows our operating income from the Wireless reportable segment in years 2005 and 2004, its percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2005	2004	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP) (1)	1,287	927	38.8	360	343	17
As % of net sales	46.0%	53.5%		(7.5%)
SAC (non-GAAP) (2)	(666)	(272)	144.9	(394)	(391)	(3)
As % of net sales	(23.8%)	(15.7%)		(8.1%)

Operating income before depreciation of fixed assets and amortization of intangible assets	621	655	(5.2)	(34)	(48)	14
As % of net sales	22.2%	37.8%		(15.6%)
Depreciation of fixed assets and amortization of intangible assets	(413)	(361)	14.4	(52)	(48)	(4)
As % of net sales	(14.8%)	(20.8%)		6.0%

Operating income	208	294	(29.3)	(86)	(96)	10
As % of net sales	7.4%	17.0%		(9.6%)

(1)	Operating income before SAC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP. See note 1 to the preceding table for a discussion of this measure. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC, each as shown in the table above.
(2)	The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2005	2004	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	332	136	144.1%	196	187	9
Cost of handsets	(613)	(237)	158.6%	(376)	(369)	(7)

Gross loss on handset sales	(281)	(101)	178.2%	(180)	(182)	2
Advertising	(109)	(64)	70.3%	(45)	(43)	(2)
Agent commissions	(276)	(107)	157.9%	(169)	(166)	(3)

Total SAC	(666)	(272)	144.9%	(394)	(391)	(3)

In year 2005, our operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$1,287 million representing an increase of 38.8% from P$927 million in year 2004. It represents 46.0% and 53.5% of total segment net sales in year 2005 and 2004, respectively. The increase was mainly due to a 61.4% increase in net sales, partially offset by a higher level of costs including a

50.7% increase in tax-related expense, a 144.1% increase in maintenance, materials and supplies, a 295.0% increase in fees for services, a 78.8% increase in distribution of prepaid cards commissions and a 91.1% increase in cost of roaming and TLRD.

In year 2005, our operating income from the Wireless reportable segment was P$208 million, representing a decrease of 29.3% from P$294 million in year 2004. The decrease was mainly due to the reasons explained above and to higher SAC including a 157.9% increase in agent commissions, a 178.2% increase in handsets subsidies, a 70.3% increase in advertising expenses, and an increase of 14.4% in depreciation of fixed assets and amortization of intangible assets.

Financial Results, Net

During year 2006, the Wireless reportable segment recorded a net financial loss of approximately P$109 million compared to a net financial loss of P$191 million in year 2005. The decrease can be mainly attributed to P$9 million in lower holding losses on inventories, a P$10 million saving due to lower interest related to the reimbursement to customers for the Universal Service fund, a P$20 million gain due to net foreign currency exchange gain in 2006 compared to net foreign currency exchange loss in 2005 and a P$30 million saving due to lower loss on discounting of debt partially offset by higher interest expense.

During year 2005, the Wireless reportable segment recorded a net financial loss of P$191 million compared to a net financial loss of P$184 million in year 2004. The difference can be attributed to P$8 million in higher holding losses on inventories, a P$20 million loss on accretion due to discounting the restructured debt and the reimbursement of P$10 million in interest to customers for the Universal Service fund, partially offset by P$18 million in net currency exchange differences and P$16 million in interest savings.

Gain on Debt Restructuring, Net

In November 2004, Telecom Personal and Núcleo completed their debt restructurings. The completion of these restructurings resulted in the extinguishment of a portion of the unpaid principal and interest (net of debt issuance expenses) for a gain of approximately P$230 million.

Other, Net

Other, net includes gain on equity investees, minority interest and other expenses, net.

Gain on Equity Investees

In 2006, a P$6 million gain was reported due to the realization of exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders.

Other Expenses, Net

Other expenses, net include severance payments for termination benefits, provisions for lawsuits and other contingencies and income from sales of fixed assets. During year 2006, other expenses, net decreased by 7.8% to approximately P$47 million from P$51 million in year 2005. The decrease was mainly due to lower provisions for lawsuits and other contingencies in the amount of P$11 million, the lack of negative results in year 2006 corresponding to the reimbursement of Universal Service charges to customers totaling P$11 million, partially offset by higher allowance for obsolescence of materials, doubtful other accounts receivables and other assets by P$16 million.

During year 2005, other expenses, net increased by 410.0% from P$10 million in year 2004. The increase was mainly due to higher provisions for lawsuits and other contingencies in the amount of P$27 million, reimbursement of Universal Service charges to customers totaling P$11 million and a P$6 million higher allowance for obsolescence of inventories. These higher provisions were partially offset by increased sales of fixed assets.

Income Tax Benefit (Expense), Net

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

As of December 31, 2003, Telecom Personal recorded a total write-down of its net deferred income tax asset as a consequence of the going concern uncertainty arising from its debt restructuring process. After the successful completion of its debt restructuring in November 2004, Telecom Personal reversed the valuation allowance previously provided for and then performed a realization test of its net deferred tax asset. No valuation allowance was recorded as of December 31, 2006, 2005 and 2004 as a consequence of such realization test.

During year 2006, the Wireless reportable segment recorded income tax expense of P$8 million due to the taxable net income in 2006 and a deferred income tax liability of P$3 million.

During year 2005, the Wireless reportable segment recorded income tax expense of P$8 million due to the taxable net income in 2005 and a deferred income tax asset of P$108 million.

Net Income

During year 2006, our Wireless reportable segment reported a net income of P$384 million as compared to P$58 million during year 2005. The increase in net income was mainly due to higher operating income in year 2006 as explained above and lower net financial loss.

Net income for year 2005 decreased by 81.2% from P$309 million in year 2004. The decrease in net income was mainly due to lower operating income in year 2005 as explained above, an increase in other expenses, net and no gain on debt restructuring in year 2005.

(B.3) Directories Publishing Reportable Segment

Operating results for our Directories Publishing reportable segment for the years ended December 31, 2006, 2005 and 2004 are comprised as follows:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Net sales	65	50	43	30.0	16.3
Cost of services, general and administrative and selling expenses	(47)	(43)	(37)	9.3	16.2
Operating income	18	7	6	157.1	16.7
Financial result, net	2	2	1	—	100.0
Other, net (1)	(2)	(3)	(2)	(33.3)	50.0
Income tax expense, net	(5)	(3)	(2)	66.7	50.0
Net income	13	3	3	333.3	—

(1)	Other, net includes loss on equity investees and other expenses, net.

Net Sales

During year 2006, revenues from our telephone directories publishing services increased by 30% to P$65 million from P$50 million for year 2005. This was due to higher sales of advertising space in Páginas Amarillas directories and the acquisition of new customers.

Our business strategy in this segment is focused on the growth of graphic publicity that generates higher sales of advertising space in the directories. The primary actions taken to increase net sales in 2006 were the incorporation of advertising advisers, the optimization of sales planning by region and the growth of publicity regarding the different products of Páginas Amarillas.

During year 2005, revenues from our telephone directories publishing services increased by 16.3% to P$50 million from P$43 million for year 2004. This was also due to higher sales of advertising space in Páginas Amarillas directories and the acquisition of new customers.

Cost of Services, General and Administrative and Selling Expenses

Detailed below are the major components of Publicom’s cost of services, general and administrative and selling expenses for the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,			% of Change
	2006	2005	2004	2006-2005	2005-2004
	(P$ millions)			Increase/(Decrease)
Salaries and social security	11	14	12	(21.4)	16.7
Materials and supplies	22	19	15	15.8	26.7
Bad debt expense	1	1	1	—	—
Other operating expenses	12	8	5	50.0	60.0
Subtotal before depreciation and amortization	46	42	33	9.5	27.3
Depreciation of fixed assets and amortization of intangible assets	1	1	4	—	(75.0)
Total Directories Publishing	47	43	37	9.3	16.2

Salaries and Social Security

During year 2006, salaries and social security charges were approximately P$11 million, representing a 21.4% decrease from 2005. This was primarily due to the transfer of 276 employees to Telecom Argentina, mainly in the call center section.

During year 2005, salaries and social security charges were approximately P$14 million, representing a 16.7% increase from 2004. This was primarily due to increases in salary levels granted during the year 2005 and the hiring of 65 new employees, mainly in the commercial area.

Materials and Supplies

Materials and supplies expenses increased by 15.8% to P$22 million in year 2006 from P$19 million in year 2005. This increase was due to the rise in the production costs of telephone directories, particularly by the increase in paper usage, printer costs and costs of distribution of these directories. Materials and supplies expenses for year 2005 increased by 26.7% from P$15 million in year 2004. This increase was due partly to the rise in the production cost of telephone directories, particularly the 25% increase in the price of the paper and cost of distribution of these directories.

Bad Debt Expense

During years 2006, 2005 and 2004, bad debt expense remained at P$1 million.

Other Operating Expenses

Other operating expenses mainly include mailing costs, usage of energy and water, freight and transportation, advertising and commissions for sales to third parties.

Other operating expenses were P$12 million in 2006, P$8 million in 2005 and P$5 million in 2004, respectively. The increase in 2006 is mainly due to higher expenses of advertising and commission for sales to third parties.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expense was P$1 million in 2006 and 2005 and P$4 million in 2004. The decrease since the year 2005 was a consequence of the end of the period of the amortization of the certain long-lived assets.

Operating Income

Our operating income from the Directories Publishing reportable segment was P$18 million in 2006, P$7 million in 2005 and P$6 million in 2004, respectively. The continued growth in net sales contributed to an increase in operating income in the 2004-2006 period.

Financial Results, Net

Net financial gain for the Directories Publishing reportable segment was P$2 million in 2006 and 2005 and P$1 million in 2004. The increase was a consequence of the higher interest gain from receivables.

Other, Net

Loss on Equity investees

In 2006, no gain or loss on equity investees was recorded for the Directories Publishing reportable segment.

Loss on equity investees for year 2005 corresponds to results from the investment in Nahuelsat, which Publicom sold in 2005, recording a gain of P$0.1 million. Previously, in 2004, Publicom recognized a P$2 million loss from such investment.

Other Expenses, Net

Other expenses, net mainly includes severance payments and provisions for lawsuits and other contingencies. Other expenses, net for the years 2006, 2005 and 2004 were P$2 million, P$3 million and less than P$1 million, respectively.

Net Income

Our Directories Publishing reportable segment recorded net income of approximately P$13 million in 2006, P$3 million in 2005 and P$3 million in 2004, respectively. The higher net income for the 2006 is mainly due to the increased operating income from such year.

Foreign Currency Fluctuations

Exchange Rate Exposure

We estimate, based on the composition of our balance sheet as of December 31, 2006, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$91 million of our consolidated financial indebtedness and approximately P$8 million of our consolidated financial investment. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies. See: “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant aspects from accounting principles applied in the United States. Application of US GAAP would have affected the determination of amounts shown as net income or loss for the years ended December 31, 2006, 2005 and 2004 and the amount of total shareholders’ equity as of December 31, 2006, 2005 and 2004. For more details see Note 14 to the Consolidated Financial Statements.

As of and for the year ended December 31, 2006, the principal differences between Argentine GAAP and US GAAP are the following:

•	the impact of foreign currency translation;

•	the accounting for capitalization of foreign currency exchange differences;

•	the accounting for debt restructurings and extinguishment of certain restructured debts;

•

other adjustments such as present-value accounting, cost related to certain amendments of restructured debt terms, accounting for investments in debt securities, fixed assets held for sale and gain (loss) on equity investees;

•	the tax effects and minority interest on US GAAP adjustments described above; and

•	the valuation allowance related to deferred income tax.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 14 to our Consolidated Financial Statements.

Net income under Argentine GAAP for the years ended December 31, 2006 and 2005 was P$244 million and P$1,334 million, respectively, as compared to net income of P$572 million and P$1,138 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2006 was P$2,129 million, as compared to shareholders’ equity of P$1,387 million under US GAAP.

Additionally, net income or loss under Argentine GAAP for the years ended December 31, 2005 and 2004 was a net income of P$1,334 million and a net loss of P$666 million, respectively, as compared to a net income of P$1,138 million and a net loss of P$782 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2005 and 2004 was P$1,867 million and P$526 million, respectively, as compared to a shareholder’s equity of P$819 million and a shareholder’s deficit of P$326 million, as of December 31, 2005 and 2004, respectively, under US GAAP.

Recently Issued US GAAP Accounting Pronouncements

In June 2006, the FASB issued the Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of uncertain income tax positions using a “more-likely-than-not” threshold and introduces new disclosure requirements. The evaluation of a tax position in accordance with FIN 48 is a two-step process: a) determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position; and b) a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for the Telecom Group as from January 1, 2007. The adoption of FIN48 did not have any impact on the Company’s results and shareholders’ equity.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 157 will have on the Company’s financial position and results of operations.

In September 2006, the Emerging Issues Task Force (“EITF”) issued the EITF No. 06-01, “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider”. The issue is whether the provisions of EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF 06-01 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF 06-01 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The fair value option for financial assets and financial liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) may be applied instrument by instrument; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 159 will have on the Company’s financial position and results of operations.

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

As discussed below under “Debt Obligations and Debt Service Requirements”, Telecom Argentina completed its debt restructuring on August 31, 2005, and its subsidiaries, Telecom Personal and Núcleo completed debt restructurings in November 2004. Subsequently, Telecom Personal and Núcleo refinanced their financial indebtedness in December 2005 and March 2006, respectively, in order to secure more favorable terms.

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

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations (excluding the operations of Telecom Personal and its subsidiaries). Telecom Argentina’s principal uses of cash are expected to be debt service requirements on the notes, including scheduled debt service and prepayments, and capital expenditures, to the extent permitted by the terms of the notes. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk” for more detailed information on expected prepayments.

We expect that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations. Telecom Personal’s principal uses of cash are expected to be debt service requirements and capital expenditures.

As of December 31, 2006, we had approximately P$662 million in cash and cash equivalents. As of December 31, 2005 and 2004, cash and cash equivalents amounted to P$602 million and P$2,940 million, respectively.

During year 2006, our consolidated net cash flow from operating activities was approximately P$2,400 million, our consolidated net cash flow used in investing activities was approximately P$804 million and our consolidated cash flow used in financial activities was approximately P$1,536 million. During year 2005, our consolidated net cash flow from operating activities was approximately P$1,967 million, our consolidated net cash flow provided by investing activities was approximately P$87 million and our consolidated cash flow used in financial activities was approximately P$4,392 million. During year 2004, our consolidated net cash flow from operating activities was approximately P$2,200 million, our consolidated net cash flow used in investing activities was approximately P$851 million and our consolidated net cash flow used in financial activities was approximately P$625 million.

Voice, Data and Internet reportable segment. As of December 31, 2006, the Voice, Data and Internet reportable segment had approximately P$409 million in cash and cash equivalents.

During year 2006, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,647 million, its net cash flow used in investing activities was approximately P$373 million and P$1,308 million net cash flow was used in financial activities. During year 2005, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,458 million, its net cash flow provided by investing activities was approximately P$372 million and P$4,237 million net cash flow was used in financial activities.

The operating activities provided to the Voice, Data and Internet reportable segment approximately P$189 million more in net cash flow for 2006 compared to 2005 mainly due to higher receivables collection resulting from increased net sales. Net cash flow from investing activities increased only slightly from P$372 million inflows in 2005 to P$373 million outflows in 2006 primarily due to the significant disposal in 2005 of certain investments not previously considered as cash and cash equivalents and higher acquisitions of fixed assets and intangible assets in 2006. During 2006, net cash flow used in financing activities decreased by P$2,929 million as compared to 2005 due to the one-time cash payment arising from Telecom Argentina’s debt restructuring in August 2005.

During year 2004, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,754 million, its net cash flow used in investing activities was approximately P$673 million and its net cash flows used in financial activities was approximately P$17 million.

Wireless reportable segment. As of December 31, 2006, the Wireless reportable segment had approximately P$252 million in cash and cash equivalents.

During year 2006, the Wireless reportable segment’s net cash flow from operating activities was approximately P$754 million, its net cash flow used in investing activities was approximately P$431 million and P$228 million net cash flow was used in financing activities. During year 2005, the Wireless reportable segment’s net cash flow from operating activities was approximately P$507 million, its net cash flow used in investing activities was approximately P$284 million and its net cash flow used in financing activities was approximately P$155 million.

During year 2006, net cash inflow from operating activities increased by P$247 million from year 2005. The increase was mainly due to the higher cash collections as a consequence of the growth in net sales, partially offset by higher outflow to purchases of inventories, agent commissions, advertising, fees for services and taxes related to net sales. Net cash outflow from investing activities increased by P$147 million from year 2005. The increase was mainly due to higher payments from acquisitions of fixed assets and intangible assets in 2006 compared to 2005.

During year 2004, the Wireless reportable segment’s net cash flow from operating activities was approximately P$447 million, its net cash flow used in investing activities was approximately P$178 million and its net cash flow used in financing activities was approximately P$608 million.

Directories Publishing reportable segment. As of December 31, 2006, the Directories Publishing reportable segment had approximately P$1 million in cash and cash equivalents.

The Directories Publishing reportable segment’s net cash flows from operating activities for the years 2006, 2005 and 2004 was approximately P$1 million cash outflow, P$2 million cash inflow and P$1 million cash outflow, respectively. This segment had no significant cash flow from investing and financing activities for the years presented.

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

The Series A notes mature in 2014 and bear interest at an initial interest rate of 5.53% for notes denominated in U.S. dollars (4.83% for euro-denominated, 1.93% for yen-denominated and 3.23% for peso-denominated Series A notes) from the Issuance Date through October 15, 2008 and at 8% for notes denominated in U.S. dollars (6.89% for euro-denominated, 3.69% for yen-denominated and 3.42% for peso-denominated Series A notes) from October 16, 2008 through October 15, 2014. The Series A notes amortize semi-annually in April and October of each year (unless otherwise prepaid), with total scheduled principal maturities of 3.2% in 2004, 5.6% in 2005, 4.8% in 2006, 1.6% in 2007, 0.8% in 2008, 14.28% in each year from 2009 to 2013 and 12.6% in 2014.

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

As of December 31, 2006, Telecom Argentina had approximately P$3,040 million (equivalent to US$993 million of indebtedness on a stand-alone basis (excluding effect on discounting of debt)). 67% of this aggregate amount was in the form of Series A notes and 33% is in the form of Series B notes.

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

In October 2005 Telecom Argentina made a Note Payment in an aggregate amount equal to US$78 million which was applied to pay the full amount of the scheduled principal amortization payments on the new notes payable in April 2008. In 2006 Telecom Argentina made a cash payment of P$982 million, corresponding to excess cash determined for the period ended as of December 31, 2005 and June 30, 2006, and an additional optional prepayment on the notes. Such payments were applied as Note Payments which prepaid the scheduled principal amortization payments on the notes through April 2009 and the 75% of the scheduled principal amortization payable in October 2009. The “excess cash” determined for the period ended as of December 31, 2006 was equal to P$254 million, which was paid on April 16, 2007. Such payments were applied as Note Payments which prepaid the remaining 25% of the scheduled principal amortization payable in October 2009 and the 31.8% of the scheduled principal amortization payable in April 2010. In addition, as a consequence of the sale of Publicom, on May 24, 2007, Telecom Argentina used the net cash proceeds of such sale to cancel the remaining 42.2% of the scheduled principal amortization payable in April 2010. After that partial Note Payment, the Company has cancelled 74.0% of such scheduled principal amortization payment due April 2010. Consequently, the percentages of the original principal amount of the notes remaining outstanding as of the date of this Annual Report are 64.4364% for the Series A notes and 24.45% for the Series B notes. See “Item 5—Operating and Financial Review and Prospects—Management Overview” for more detail.

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

The notes also contain a cross-acceleration provision which will make either the occurrence of any acceleration, or the existence of a payment default, with respect to an aggregate principal amount of the equivalent of US$20 million of debt of either Telecom Argentina or its restricted subsidiaries.

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

Swaps

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuating with respect to the U.S. dollar. The hedge contracts do not include any requirement to post collateral. As of December 31, 2006 the estimated market value of the U.S. dollar/euro swap contract was positive US$30.2 million and of the U.S. dollar/yen contract was negative US$4.1 million. See Note 8.2 to our Consolidated Financial Statements for a more detailed discussion of our swap agreements. Because the Company primarily generates cash flows in Argentine pesos and the terms of the swap do not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (Loss) on derivatives”.

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

As of December 31, 2006, Telecom Personal’s stand-alone financial indebtedness comprised P$87 million aggregate principal amount of Series 2 notes and US$240 million aggregate principal amount of Series 3 notes. The Series 1 notes in the amount of P$43 million matured in 2006 and were fully paid, together with accrued interest, on December 22, 2006 as scheduled. The Series 2 notes mature in 2008, are issued in pesos and bear interest at the floating Badlar private rate (average interest rate paid by banks in public and private sectors on deposits in excess of

P$1 million for a term of 30 to 35 days) plus 6.5%. The Series 2 notes pay interest quarterly. The Series 3 notes mature in 2010, are issued in dollars and bear interest at 9.25%. The Series 3 notes pay interest semi-annually. In addition, Telecom Personal had two syndicated loans outstanding as of December 31, 2006 in amounts of P$87 million and US$69 million, each one in two tranches. At December 31, 2006, Tranche A of the Peso facility had an outstanding principal amount of P$57 million. Peso Tranche A will mature in June, 2007 and accrues interest at an annual rate of 12.20% over its 18 month term. Tranche B of the Peso facility had an outstanding principal amount of P$30 million. Peso Tranche B will mature in December, 2007 and accrues interest at an annual rate of 13.10% over its 24 month term. At December 31, 2006, Tranche A of the Dollar facility had an outstanding principal amount of US$34.5 million. Dollar Tranche A will mature in June, 2007 and accrues interest at an annual rate of three-month LIBOR plus 2% over its 18 month term. At December 31, 2006 Tranche B of the Dollar facility had an outstanding principal amount of US$34.5 million. Dollar Tranche B will mature in December, 2007 and accrues interest at an annual rate of three-month LIBOR plus 2.25% over its 24 month term. Telecom Personal’s notes and the syndicated loans contain certain covenants that, among other things, limit Telecom Personal’s ability and the ability of its restricted subsidiaries (including Núcleo) to make any investments in any person (individuals or entities), to incur indebtedness (except for certain permitted indebtedness), to dispose of assets, to create or permit liens on property or assets unless the notes are equally and ratably secured, to enter into sale and leaseback transactions, to engage in transactions with shareholders and affiliates and to engage in other lines of business. See “—Liquidity” below for a discussion of Telecom Personal’s limitations on incurrence of indebtedness.

Núcleo. On November 22, 2004, Núcleo, Telecom Personal’s Paraguayan wireless telephony subsidiary, completed a restructuring of its syndicated loan facility and other financial indebtedness. In connection with this restructuring, Telecom Personal made a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million to secure the full and unconditional release of Telecom Personal’s guarantee of such loan, and received a promissory note in the amount of approximately US$4.3 million. The promissory note was subordinate in right of payment to all the financial debt of Núcleo. During fiscal year 2005, Núcleo made optional prepayments to holders of the new loans in an aggregate amount of US$28 million. On January 27, 2006, Núcleo made additional optional prepayments to holders of the new loans for an aggregate amount of US$8 million, which payments were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2008 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008. The funds used for this payment derived from a loan from a Paraguayan branch of a bank for an amount of US$ 3.6 million and from Núcleo´s own funds (US$ 4.4 million). Through further optional prepayments on February 27, 2006 and March 29, 2006, Núcleo cancelled its remaining financial debt with banks (equivalent to US$4.4. million), together with all of Personal’s Promissory Note (equivalent to US$4.7 million). The funds used for said cancellations derived from two loans from Paraguayan branches of two banks for a total amount of US$5.9 million, and from Núcleo’s own funds (US$3.2 million). The new bank loans shall be repaid in semiannual installments ending on February 27, 2009. The loans accrue interest at an annual LIBOR-based variable rate, fixed for the first year at 5.9%. Additional information is given in Note 8.3.b to our Consolidated Financial Statements. As of December 31, 2006, Núcleo’s outstanding debt amounted to US$8 million.

Liquidity

As discussed above, the terms of the debt instruments that Telecom Personal, Núcleo and Telecom Argentina have entered into will restrict each company’s ability to transmit funds to other companies in the Telecom Group, including payment of dividends by Núcleo to Telecom Argentina or entering into inter-company loans. Accordingly, the liquidity position for each of Telecom Argentina, Telecom Personal and Núcleo will be significantly dependent on each individual company’s operating performance and debt service commitments.

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

Telecom Personal’s notes and loans limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of net indebtedness to consolidated EBITDA (as defined in the notes and loans), or “indebtedness ratio” of 3.25 to 1 or less, if such indebtedness is incurred prior to December 31, 2006 or 3.00 to 1 or less, if such indebtedness is incurred thereafter. As of December 31, 2006, Telecom Personal was qualified to incur any additional indebtedness. Additionally, Telecom Personal’s loans require it to maintain a ratio of net indebtedness to consolidated and adjusted EBITDA (as defined in the loans), or “maintenance ratio”. As of December 31, 2006, the maximum permitted maintenance ratio was 1.75 to 1, which Telecom Personal satisfied. Telecom Personal currently expects to continue to meet its maintenance ratio requirements in the near term. Finally, Telecom Personal’s loans require it to maintain a ratio of consolidated quarterly EBITDA to Interest accrued quarterly in a range between 1.5 and 3 to 1. For the quarter ended December 31, 2006, the minimum required ratio was 2.5 to 1 and was satisfied by Telecom Personal.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. Telecom Argentina’s ratio of total liabilities to shareholder’s equity had exceeded this amount since March 2002, giving Nortel preferred shareholders such voting rights in fiscal year 2006. However, as of December 31, 2006, such ratio no longer exceeded 1.75 to 1 and as a result, Nortel’s Series B preferred shareholders will have no director voting rights in fiscal year 2007.

We expect that our cash flow from operations will be sufficient to enable Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. As of the date of this Annual Report, Telecom Argentina has prepaid scheduled principal amortization payments on its Series A notes and Series B notes through 74.0% of those due in April 2010. See “Item 5—Operating and Financial Review and Prospects—Management Overview” for more detail. Accordingly, its debt service obligations in the near to medium term relate principally to interest payment obligations. However, Telecom Argentina has significant commitments for repayment of principal on its indebtedness after October, 2009, and its ability to meet its obligations at that time will depend on its operating performance in future periods.

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

Due to its debt service obligations and capital expenditure needs, Telecom Argentina does not expect to pay dividends in the next year.

As of December 31, 2006, Telecom Argentina and its consolidated subsidiaries had approximately P$662 million in cash and cash equivalents. Of this amount, approximately P$484 million of cash and cash equivalents are held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$44 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified in “Other Receivables” on our balance sheet.

Capital Expenditures

We estimate that our capital expenditures for the 2007 fiscal year will be approximately P$1,500—P$1,600 million. Of this amount, we expect that approximately 47% will be invested by Telecom Argentina primarily to expand basic lines and ADSL high speed network (access, equipment and transmission infrastructure), improve transmission capacity, upgrade and enhance information technology systems, develop NGN technology in certain areas, comply with regulatory infrastructure requirements and upgrade obsolete technologies such as transmission equipment, re-employ the Fiber Optic network, replace certain external plant and power sources and upgrade existing hardware. In addition, we expect that approximately 48% of 2007 capital expenditures will be invested by Telecom Personal primarily to continue the migration from TDMA to GSM technology in order to meet the anticipated future demand for Cellular services. In particular, Telecom Personal intends to expand the GSM network in the Southern Region, improve its network, expand network capacity to support customers’ future traffic demand and reduce congestion in the network, increase the number of Switches in the network to reduce operating costs, improve coverage and connections, expand the range of Value Added Services and improve its information systems, utilities and infrastructure. Additionally, we estimate that capital expenditures outside of Argentina (mainly for assets related to Núcleo) will be approximately 5% of 2007 capital expenditures. Telecom Argentina’s notes limit its ability to make capital expenditures. See “Item 3—Key Information—Risk Factors—We operate in a competitive environment which may result in a reduction in our market share in the future”. We expect that for so long as the notes restrict the amount of Telecom Argentina’s capital expenditures Telecom Argentina will invest close to the maximum amount permitted under the terms of the notes. We expect to finance our capital expenditures through cash generated through operations and therefore our ability to fund these expenditures is dependent on, among other things, our ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, because the cost of imported materials has increased in peso terms.

Related Party Transactions

During year 2006, we have entered into certain transactions with our indirect shareholders Telecom Italia, FCR and W de Argentina–Inversiones or their affiliates under the Management Agreement (2004 only) and in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions”.

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates ranged from 2% to 6% for the years ended December 31, 2006, 2005 and 2004.

Income Tax

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 10% for Núcleo. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are non deductible and accordingly, must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP.

The dividends paid which exceed the difference between Argentine GAAP net income and taxable net income (computed as provided in the tax regulations) are subject to income tax at a rate of 35%. This withholding tax is known as the “equalization tax”. See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends”.

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso in early 2002 (P$1.4 = US$1) may only be deducted at a rate of 20% per fiscal year commencing in 2002 through 2006.

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

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments (the “residual category”). The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in the residual category is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to interest in the residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, Telecom’s deduction of interest expenses was limited because it was not able to satisfy the conditions required in order to deduct the remaining 60% of the interest expense in the residual category. This interest deduction was taken in fiscal year 2005. Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds 2 times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2004, 2005 and 2006, Telecom’s deduction of interest expenses was not limited because Telecom was able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for years 2004, 2005 and 2006 for all entities located in Argentina except for Publicom, which in 2006 was not subject to any minimum presumed income tax.

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

During years 2006, 2005 and 2004, we charged to our income statement P$58 million, P$34 million and P$34 million, respectively, of this tax.

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

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law 25,585, which was passed by the Argentine Congress and published in the Official Bulletin on May 15, 2002, and applies as of December 31, 2002, imposes a tax on shares of stock corporations, such as the ADSs and the Class A, B and C Shares, or other equity interests in companies regulated by the Argentine Companies Law, as amended if such equity interests are owned by holders that are individuals and/or undivided estates (regardless of whether such holders are domiciled in Argentina or in a foreign country). This tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock corporations, such as our ADSs and the Class A, B and C Shares, and other equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and exploitations, and are domiciled, settled or located in a foreign country, are owned indirectly by individuals or individual estates domiciled in a foreign country.

The tax rate applied is 0.50%. This tax is computed based on the value of our shareholders’ equity as stated on the most recent annual balance sheet of Telecom Argentina. We are required to pay this tax on behalf of the holders of our ADSs, Class A, B and C Shares. We have the right to obtain reimbursement of the amounts paid from our shareholders, even if this requires holding and/or foreclosing the property on which the tax is due. As a result, until shareholders reimburse Telecom Argentina for the amounts paid on their behalf, the payment of this tax will constitute an additional expense for Telecom Argentina.

The Company has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes. The amount paid by the Company and pending collection from our shareholders as of December 31, 2006, was approximately P$9 million and an allowance was recorded for such amount.

Other Taxes and Levies

We are subject to a levy of 0.5% of our monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in our consolidated income statement within “other operating and maintenance expenses”.

Law No. 25,239 imposes a tax on Telecom Personal of 4% of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%.

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

Although the SC resolutions were appealed, management decided to reimburse the Universal Services amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing Universal Services amounts. As of the date of this Annual Report, Personal has completed the reimbursement process to active post-paid customers and continues such process with regards to its former customers and former post-paid customers that have changed into prepaid customers. Although Personal reimbursed the Universal Services amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit. In December 2006, the CNC issued a preliminary report on the verification and control of the Universal Service reimbursement, which stated that Personal fulfilled its obligations for the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied was that required by the CNC. As of the date of this Annual Report, Personal has not received any claim on this matter. If any such claim is subsequently filed, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

For more information on this regulation and related proceedings, see “Item 4—Information on the Company—Regulatory Framework—Universal Service Regulation”.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

As a result of the political and economic uncertainty in Argentina in the past several years and the restructuring of the outstanding debt of the Telecom Group completed in 2005, our results of operations presented above for the years ended December 31, 2006, 2005 and 2004 may not be indicative of our current financial position or future results of operations and may not contain all of the information necessary to compare our financial position and operating results for the periods presented to previous or future periods. The information set forth below includes statements that are “forward-looking statements” subject to risks and uncertainties. See “Forward-Looking Statements”. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Item 3—Key Information—Risk Factors”.

Net Sales

Net sales are expected to continue to increase in 2007, primarily driven by growth in the Argentine wireless market and broadband development. In the Wireless reportable segment, which represented more than 50% of the Company’s consolidated net sales in 2006 and is expected to continue to grow as a proportion of our business, we believe that the favorable market conditions exist for continuing with the expansion phase both in the customer base and in traffic levels, with a stronger relative weight of Value Added Services in the net sales of that segment. However, we expect that the total 2007 net sales in the Wireless reportable segment will increase at rates slightly lower than those of 2006, due to high penetration already achieved in Argentina and increased competition.

Costs of Services, General and Administrative and Selling Expenses

In fiscal year 2006, operating costs before amortization and depreciation increased by 38.1%, primarily due to higher costs directly associated with increasing sales, the effect of inflation on the cost structure, and particularly, greater competition in the wireless and broadband markets. We believe that the trend for these costs will continue in 2007, as the Company’s consolidated net sales increase, although the percentage increases are expected to be lower. Accordingly, we expect that operating income before amortization and depreciation will increase in absolute terms in 2007, although it will remain at a similar level to that of year 2006 as a percentage of consolidated net sales (this percentage was 31% in 2006).

Furthermore, we expect consolidated fixed asset depreciation and intangible asset amortization to remain similar to those of year 2006, but at a lower level as a percentage of consolidated net sales when compared to those of year 2006. Depreciation in the Voice, Data and Internet reportable segment is expected to continue the downward trend due to the total depletion of certain fixed assets of Telecom Argentina, which is expected to be only partially offset by increased depreciation resulting from new asset acquisition scheduled for year 2007. In contrast, we expect that depreciation expense will continue to increase in the Wireless reportable segment due to the investments made to enhance service coverage and the capacity of our GSM network, increased investment in 3G technology and potentially higher rates of TDMA network depreciation due to an accelerated migration of clients from TDMA to GSM technology.

Operating Income

As a result of the expected increase in operating income before amortization and depreciation and anticipated similar or slightly higher consolidated depreciation and amortization to those of year 2006, operating income in 2007 is expected to increase, growing both in absolute terms and as a percentage of consolidated net sales. We forecast that our consolidated operating income margin will be higher than the 12.3% recorded in fiscal year 2006 but lower than 20%.

Other Expenses, Net

We estimate that expenses for severance costs, legal disputes and other contingencies and other minor non-operating results will be similar to levels seen in 2006.

Financial Result, Net

We expect interest expense on our net financial debt to continue to decrease as a result of reduction in Telecom Argentina’s financial indebtedness, in particular due to the mandatory prepayment provisions requiring the application of any “excess cash” to debt reduction. It is expected that, in addition to the mandatory prepayments made on April 16, 2007 and May 24, 2007, Telecom Argentina will continue making prepayments of principal during the year 2007 pursuant to the terms of its Series A and Series B notes.

A significant component of financial results is the exchange differences arising from foreign currency assets and liabilities, especially for the exposure of our net financial debt to U.S. dollar fluctuation. It should be noted that, in year 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to U.S. dollar fluctuations related to the Euro and Japanese Yen-denominated Series A Notes. Therefore, the impact on our financial results in 2007 will continue to mainly depend on the variation of the Argentine peso value in respect of the U.S. dollar. If the exchange rate at the end of 2007 is higher than the rate of P$3.062 for one dollar in effect as of December 31, 2006, the exchange differences will increase interest loss on our net financial debt. Conversely, if the Argentine peso improves against the U.S. dollar, our exchange differences are likely to be positive and compensate for interest expenses.

Given that small foreign currency exchange rate fluctuations may have a significant impact on our net financial debt and on our results of operations, we cannot estimate the impact of the foreign currency exchange differences for 2007. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk—(a) Foreign Exchange Rate Risk”.

Discontinued Operations

The sale of the equity interest in Publicom generated a gross profit of approximately P$167 million, which was recorded in the second quarter of 2007 as a separate line item under “Gain from discontinued operations”. We estimate that “Gain from discontinued operations, net of income tax” for year 2007 will be approximately P$100 million. See “Item 5—Operating and Financial Review and Prospects—Management Overview” for more details.

In addition, beginning in 2007, the Company will identify assets, liabilities and results of operations corresponding to editing of directories for comparative periods as separate line items on the consolidated balance sheets and statements of income.

Unusual and Extraordinary Results

No unusual and extraordinary results are expected for 2007.

Income Tax

The Company’s business is subject to income tax on the basis of the taxable results determined pursuant to the tax laws of every country where the company operates and according to the following rates on taxable income: (i) companies located in Argentina pay 35%; (ii) Núcleo (located in Paraguay) pays 10% in year 2007 and (iii) Telecom Argentina USA pays 20.5% in 2007. It should be mentioned that Paraguayan law increases by 5% the tax rate applicable to dividend distributions.

As detailed in the notes to the Consolidated Financial Statements, the income tax benefit (expense) is calculated by applying the deferred income tax method and, therefore, it includes the effect of the tax payable in the current year and the effect of the tax rate on temporary differences arising from the different accounting and fiscal valuation of assets and liabilities. In this regard, we do not expect significant permanent differences for fiscal year 2007.

Furthermore, the income tax benefit (expense), net may include changes in the calculation of the valuation allowance of deferred tax assets and particularly, the recovery of the tax loss carryforwards of Telecom Argentina.

As of the date of issuance of this Annual Report, it is not possible to obtain an accurate assessment of 2007 income tax amount, mainly due to fluctuations in foreign currency exchange results and their impact on taxable results of fiscal year 2007 and the recoverability of the abovementioned tax loss carryforward.

Net Income/Loss

As of the date of issuance of this Annual Report, we are not in a position to give an accurate estimate of the net result for fiscal year 2007 given the uncertainties mentioned above and those explained in the section entitled “–Critical Accounting Policies – Use of Estimates”.

Investment in Fixed and Intangible Assets

The Company’s investment in fixed and intangible assets is expected to continue to increase in 2007 as compared to fiscal year 2006. Total consolidated capital expenditures, detailed under “—Capital Expenditures,” are expected to reach approximately P$1.5-1.6 billion in 2007. This increased investment is closely related to Broadband business development, Argentine wireless market growth and completion of GSM, and 3G network deployment in Argentina. In 2007, the Company’s investment in fixed and intangible assets is expected to reach the consolidated depreciation and amortization levels for the first time since the macroeconomic crisis in late 2001.

We expect that approximately 47% of the budgeted investments will be made in the Voice, Data and Internet reportable segment, while the remaining 53% of the investments will be made in the Wireless reportable segment.

Cash Flows and Consolidated Net Financial Debt

The Company expects that operating cash flows in 2007 will remain at a similar level to those in year 2006 and will be sufficient to satisfy the Company’s planned investments in fixed and intangible assets and debt service.

In the absence of a foreign exchange crisis, we expect that cash generated by the different Group companies will be used to meet debt service requirements and in the case of Telecom Argentina, any excess cash will be allocated to the partial or total prepayment of principal. However, Telecom provides no assurance regarding the prepayment of any of the obligations of the Group companies.

Although it is not possible to estimate the future exchange rate level, it is likely that the Group net financial debt as of December 31, 2006 of US$1,094 million (including the effect on discounting the debt of Telecom Argentina) will continue to its downward trend as a result of the cash generation expected in fiscal year 2007.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2006 were as follows:

	2007	2008	2009	2010	2011	After 2011	Total
	(in millions of Argentine pesos)
Debt obligations (1)(2)	1,631	1,070	547	1,599	–	–	4,847
Operating lease obligations	60	15	8	4	2	1	90
Purchase obligations	392	15	3	3	3	26	442
Other long-term liabilities (3)	20	12	10	8	7	54	111

Total	2,103	1,112	568	1,614	12	81	5,490

(1)	The schedule of debt obligations (including P$748 million of future interest) set forth above is based on the expected amortization schedule of the relevant debt instruments and takes into account the mandatory and optional prepayment provisions. In April and May 2007, Telecom Argentina made partial prepayments on the Notes corresponding to the “excess cash” determined for the period ended December 31, 2006 and the net cash proceeds from the sale of Publicom, respectively. After giving effect to these prepayments, the Company has cancelled 74% of scheduled principal amortization payments due April 2010. Our estimates on future interest after such prepayments have increased by P$6 million. For debt bearing variable interest, the obligation is calculated using the variable interest rate in effect as of December 31, 2006.
(2)	Does not include effect on discounting.
(3)	Includes special termination benefits, retirement benefits, asset retirement obligations and court fees.

Off-Balance Sheet Arrangements

None.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual report, for forward-looking statement safe harbor provisions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of the Telecom Group is vested in the Board of Directors. Telecom Argentina’s bylaws provide for a Board of Directors consisting of no fewer than three and no more than nine directors and up to the same or a lower number of alternate directors. Telecom Argentina currently has six directors and six alternate directors. Three of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Two of the directors and one of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws the Board of Directors has all of the required authority to administer the corporation, including those for which the law requires special powers. The Board operates with a quorum of the absolute majority of its members and resolves issues by simple majority of votes present. Since the statutory reform approved by the shareholders’ meeting of February 18, 2004, the Chairman has a double vote in the case of a tie. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, Nortel, Sofora, the Telecom Italia Group or the W de Argentina–Inversiones. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve renewable one fiscal year terms.

Because a majority of shares are owned by Nortel, Nortel as a practical matter may have the ability to elect the majority of directors and alternate directors. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

The directors and alternate directors of Telecom Argentina as of December 31, 2006 were as follows:

Name	Position	Date Director became a Member of the Board*
Amadeo Ramón Vázquez	Chairman of the Board of Directors	November 18, 2002
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Oscar Carlos Cristianci	Director	December 19, 2003
Raúl Antonio Miranda	Director	December 19, 2003
Julio Pedro Naveyra	Director	April 29, 2004
Jorge Alberto Firpo	Director	August 10, 2005
Rubén Osvaldo Mosi	Alternate Director	April 27, 2005
Adrián Werthein	Alternate Director	December 19, 2003
Osvaldo Canova	Alternate Director	December 19, 2003
Franco Alfredo Livini	Alternate Director	January 30, 2002
Luis María Gómez Iza	Alternate Director	April 29, 2004
Giorgio Della Seta Ferrari Corbelli Greco	Alternate Director	December 15, 2005

*	Term of position expired or was extended at the annual shareholders’ meeting held April 27, 2006.

Amadeo Ramón Vázquez is a graduate in law and political science. He was an independent director of Telecom Argentina from 2002 until his resignation on April 27, 2007. He was an independent director of several financial institutions and companies in the past. He is also a director and President of the Audit Committee of Tenaris S.A. (Luxembourg) and Director and member of the Audit Committee of Gas Natural Ban S.A. He was born on January 25, 1942.

Gerardo Werthein is a veterinarian. He is also a director of Sofora and Telecom Personal. He is Chairman of Holding W-S de Inversiones S.A., Caja de Seguros S.A., La Caja de Seguros de Retiro S.A., Instituto de Seguro de Misiones S.A., Le Mer S.A., Tradición Seguros S.A. and Haras El Capricho S.A. He is Vice Chairman of La Caja Aseguradora de Riesgos de Trabajo ART S.A., W de Inversiones S.A and La Estrella S.A. Compañia de Seguros de Retiro. He is a director of Gregorio, Numo y Noel Werthein S.A., Los W S.A. and Caja de Ahorro y Seguro S.A. He is a distant cousin of Adrián Werthein. He was born on December 3, 1955.

Oscar Carlos Cristianci is a public accountant. He is also President of Sofora, Nortel and Telecom Personal. He was born on September 27, 1942.

Raúl Antonio Miranda is a public accountant, licensed in business administration and holds a masters degree in finance. He is an independent director. He is also Chairman of Capital Assets Managers S.A. He is a director of Standard Bank Argentina S.A. and an alternate director of Caja de Valores S.A. He was born on July 25, 1950.

Julio Pedro Naveyra is a public accountant. He is an independent director. He is a director and member of the Audit Committee of Gas Natural Ban S.A. and Grupo Concesionario del Oeste S.A. He is a member of the supervisory committee of La Nación S.A., Supermercados Makro S.A., Novartis S.A., Ford Credit S.A., Ford Motor Argentina S.R.L. and Mobil Argentina S.A. He was born on March 24, 1942.

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. He is Chairman of Núcleo, Telecom Argentina USA Inc. and Micro Sistemas and a director of Sofora and Telecom Personal. He is also an alternate director of Nortel. Previously, he was head of purchases and logistics at Telecom Italia America Latina, S.A. He was born on April 17, 1954

Rubén Osvaldo Mosi is a public accountant. He served as an independent alternate director until April 27, 2007. He is a member of the Supervisory Committee of Standard Bank Argentina S.A. He was born on February 5, 1949.

Adrian Werthein is a public accountant. He is Vice Chairman of Sofora, and Telecom Personal. He is Chairman of Caja de Ahorro y Seguro S.A., Haras El Roblecito S.A. and W de Inversiones S.A. He is also Vice Chairman of Caja de Seguros S.A., Tradición Seguros S.A., Gregorio, Numo y Noel Werthein S.A., Inversitas S.A., Las Manadas Agropecuaria S.A. y Los W S.A. He is a director of La Caja de Seguros de Retiro S.A., Instituto del Seguro de Misiones S.A. and La Estrella S.A. Cía de Seguros de Retiro. He is a distant cousin of Gerardo Werthein. He was born on January 18, 1952.

Osvaldo Canova is a public accountant. He served as an independent alternate director until April 27, 2006. He is an alternate director of Banco de Galicia y Buenos Aires S.A. He is a member of the Supervisory Committee of Arcor S.A., Inaral S.A., Cartocor S.A., Bagley de Argentina S.A., Novartis S.A., Arisco S.A., S.A. de Grasas Refinadas Argentina Comercial e Industrial and Unilever Argentina S.A. and an alternate member of the Supervisory Committee of Ford Credit Holding Argentina S.A., Plan Ovalo S.A. de Ahorro and Ford Credit de Argentina S.A. He is a member of the Board of Directors of Fundación Fleni and Fundación Pent. He was born on December 8, 1934.

Franco Alfredo Livini is an engineer. He is also Chairman of Pirelli Argentina de Mandatos S.A. and Pirelli Neumáticos S.A.I.C. He is a director of Nortel, Sofora and Telecom Personal. He served as an independent alternate director until April 27, 2007. He was born on December 10, 1928.

Luis María Gómez Iza is a lawyer. He is a member of the supervisory committees of Prismian Energía Cables y Sistemas de Argentina S.A., Pirelli Neumáticos S.A.I.C. and Prismian Consultora Conductores e Instalaciones S.A. He is an alternate director of Sofora. He is an alternate member of the Supervisory Committee of Pirelli Argentina de Mandatos S.A. He is an alternate member of the Supervisory Committee in bankruptcy for Teco Soft Argentina S.A. He served as an alternate director of Telecom until April 27, 2007. He was born on September 16, 1938.

Giorgio Della Seta Ferrari Corbelli Greco holds a degree of Jurisprudence from Universitá di Milano. He has been Chairman of Telecom Italia America Latina, S.A. since January, 2006, a position he also held from 2002 to 2004. He is also Chairman of the Board of Directors of Tim Brasil Serviços e Participações S.A. and TIM Participações S.A. He is Vice Chairman of Entel Bolivia. He served as an independent alternate director until April 27, 2006 and is an alternate director of Sofora, Telecom Personal and Micro Sistemas. He was born on January 2, 1936.

The directors and alternate directors of Telecom Argentina as of the date of this Annual Report (as elected by the annual shareholders meeting held on April 27, 2007) are as follows:

Name	Position	Date Director became a Member of the Board*
Carlos Alberto Felices	Chairman of the Board of Directors	April 27, 2007
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Oscar Carlos Cristianci	Director	December 19, 2003
Raúl Antonio Miranda	Director	December 19, 2003
Julio Pedro Naveyra	Director	April 29, 2004
Enrique Garrido	Director	April 27, 2007
Jorge Alberto Firpo	Alternate Director	August 10, 2005
Eduardo Federico Bauer	Alternate Director	April 27, 2007

Name	Position	Date Director became a Member of the Board*
Adrián Werthein	Alternate Director	December 19, 2003
Gustavo Enrique Garrido	Alternate Director	April 27, 2007
Esteban Gabriel Macek	Alternate Director	April 27, 2007
Marco Emilio Patuano	Alternate Director	April 27, 2007

*	Term of position expires or may be extended at the next annual shareholders’ meeting.

Directors are appointed for a term of one year, but they can be reappointed for any number of terms by the shareholders.

Carlos Alberto Felices is a business administrator. He began working for Telecom as CEO in 2002 and on April 27, 2007 was appointed as Chairman of the Board of Directors. As a result of the new organizational model of the Telecom Group, he has also been designated as General Director of Corporate Matters (Interim). He was previously Manager of Finance and Treasurer of YPF S.A., Executive Director of Financial Operations for Latin America in the United States at Pfizer International Inc. and Executive Director of Finance at Pfizer Brazil/Argentina. He is a Director of Micro Sistemas and Telecom Argentina USA Inc. He was born on April 18, 1945.

Enrique Garrido is a lawyer. On April 27, 2007, he was elected as a director of Telecom Argentina. He is a member of the Supervisory Committees of Aeropuertos Argentina 2000 S.A., La Estrella S.A. Compañía de Seguros de Retiro and an alternate director of Huishang S.A. He is the father of Gustavo Enrique Garrido. He was born on June 7, 1937.

Eduardo Federico Bauer is a lawyer. He is a director of Nortel and an alternate director of Sofora. He was born on January 14, 1950.

Gustavo Enrique Garrido is a lawyer. He is chairman of Agsa Argentina S.A., Integratíon Consultoría Empresarial S.A. and Saliz S.A. and vice chairman of Bariloche Cinco S.A., Bariloche Uno S.A., Circuito Chico Desarrollos S.A., Montes de Oca Cable Color S.A. and Rosario Exterior S.A. He is also director of Compañía Meca S.A.I.C., Forestal Norteña S.A., Holding de Comunicaciones S.A., Huishang S.A. and Jardin de Pilar S.A. and an alternate director of Editorial Atlántida S.A. He is the son of Enrique Garrido. He was born on October 27, 1967.

Esteban Gabriel Macek is a public accountant. He is Chairman of Fiduciaria Internacional Argentina. He is also a member of the Supervisory Committees of Visa Argentina S.A. and Prisma S.A. He was born on November 8, 1960.

Marco Emilio Patuano is an economist and holds a masters degree in Finance from Bocconi University. He was an alternate director of Telecom from April 27, 2005 until December 15, 2005. After the implementation of the new organizational model, he was designated General Director of Operations of Telecom. Previously, he was Director of the fixed-line unit. He was born on June 6, 1964.

Senior Management

The Telecom Group’s senior management members as of December 31, 2006 were as follows:

Name	Position*	Date of Designation
Carlos Felices	Chief Executive Officer	August 2002
Marco Patuano	Director of Fixed-Line Telephony	April 2006
Edmundo S. Poggio	Director of Strategy & Technology Development	January 2006
Guglielmo Noya	General Director of Telecom Personal	April 2005
Guillermo Gully	Director of Human Resources, Information Services	July 2003
Luis Perazo	Director of Communications and External Affairs	November 2002
Juan José Schaer	Director of Human Resources, Services	November 2002
Valerio Cavallo	Controller and Chief Financial Officer	November 2002
José María Peña Fernández	Director of Purchasing Department	October 2003
Gonzalo Martínez	Director of Regulatory Matters	January 2005
María Delia Carrera Sala	Director of General Secretary	November 2002

Name	Position*	Date of Designation
Héctor Caram	Director of Internal Audit	September 2003
Jorge Ferrarotti	Director of Institutional Relationships	September 2004
Carlos Zubiaur	Director of Legal Matters	June 2005
Ricardo Luttini	Director of Special Evaluations	June 2005
Raúl Krislavin	Director of Media Strategy and Audiovisual Production	July 2006
Alberto Marcelo de Carli	Director of Mass Commercial Services	March 2003
Guillermo Desimoni	Director of Information Technology	February 2005
Sergio Galban	Director of National Wholesale	March 2006
Mario Capalbo	Director of Network	March 2006
Simone Battiferri	Director of Marketing	April 2006

*	The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in the “Directors, Senior Management and Employees- The Board of Directors” above.

In May 2007, the Board of Directors of Telecom Argentina approved a new organizational model for Telecom Group in order to increase synergy among the Voice, Data and Internet, and Wireless business segments. The new model eliminates the position of the Chief Executive Officer and instead establishes two General Director positions, each reporting directly to Telecom Argentina’s Board of Directors.

Under the responsibility of a Director of Operations, management of the four business areas—Wireless Telephony, Network, Fixed Telephony – Residential and SMEs and Fixed Telephony – Large Accounts and Wholesale—is unified, while the Group’s corporate functions now fall under the responsibility of the Director of Corporate Matters who is in charge of optimizing service quality and ensuring efficiency. No corporate entity mergers or other changes to the current business segment structure will result from the new organizational model. Consequently, as of the date of this Annual Report the Telecom Group’s senior management team includes the following:

Name	Position*	Date of Designation
Carlos Felices	General Director of Corporate Matters (Interim)	May 2007
Marco Patuano	General Director of Operations	May 2007
Edmundo S. Poggio	Director of Regulatory Affairs	May 2007
Guglielmo Noya	Director of Wireless Telephony	April 2005
Guillermo Gully	Director of Human Resources Policies and Information Services	July 2003
Luis Perazo	Director of Communications and External Affairs	November 2002
Juan José Schaer	Director of Human Resource Services	November 2002
Valerio Cavallo	Controller and Chief Financial Officer	November 2002
José María Peña Fernández	Director of Procurement	October 2003
María Delia Carrera Sala	Director of General Secretary	November 2002
Jorge Ferrarotti	Director of Institutional Relationships	September 2004
Carlos Zubiaur	Director of Legal Affairs	June 2005
Ricardo Luttini	Director of Internal Audit	April 2007
Alberto Marcelo de Carli	Director of Fixed Telephony – Large Accounts and Wholesale	March 2003
Mario Capalbo	Director of Network	March 2006
Simone Battiferri	Director of Fixed Telephony – Residential and SMEs	April 2007
Raúl Krislavin	Director of Media Strategy and Audiovisual Production	July 2006

*	The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in the “Directors, Senior Management and Employees- The Board of Directors” above.

Carlos Felices – see “—Directors, Senior Management and Employees—The Board of Directors” above.

Marco Patuano – see “—Directors, Senior Management and Employees—The Board of Directors” above.

Edmundo S. Poggio is a telecommunications engineer. He began working for Telecom in June 1991 and he was a Manager for the Large Customer Accounts unit until July of 1993, a manager in the marketing department until November of 1994, Director of Regulatory Matters until November 1998, Director of Commercial Strategy and Corporate Solutions until December 2004 and Director or Strategy and Technology Development until April 2007. Previously, he worked in the commercial unit of SADE and in the General Manager’s Office of Micro Sistemas. He was born on February 6, 1949.

Guglielmo Noya is a mechanical engineer and holds an MBA from Instituto Superiore di Direzione Aziendale. He joined Telecom in April 2005. Before that, from 2002 to 2005, he served as General Manager of Entel PCS, a Chilean wireless telephone company. From 1997 to 2002, he was Area Manager for Brazil and Director of Business Development in the Americas for TIM, an Italian wireless telephone company. He is a Director of Núcleo. He was born on April 27, 1962.

Guillermo Gully is an engineer. He began working for Telecom in 2003. Previously, he was Director of Human Resources of Telecom Italia America Latina, S.A. He was born on October 27, 1944.

Luis Perazo is an engineer. He began working for Telecom in May 1992. He was a Manager of Strategic Planning until January of 1997, and Director of External Affairs until March of 1999. He was previously Manager of Strategic Marketing for Siemens. He was born on December 28, 1947.

Juan José Schaer is a lawyer. He began working for Telecom in 1991 in various human resources positions. He was born on October 11, 1954.

Valerio Cavallo is an economist. He began working for Telecom in May 2001. He was previously Director of Budget and Reporting at Telecom Italia Group. He is a Director of Núcleo. He was born on April 21, 1960.

José María Peña Fernández is an engineer. He began working for Telecom on October 15, 2003. He was previously General Manager of Tel3 S.A. He was born on October 18, 1951.

Gonzalo Martínez is a telecommunications engineer. He joined Telecom in 1991, initially responsible for several groups in the Commercial Department and went on to coordinate various activities in the Marketing Department. He then served as Manager of Regulatory Control and ultimately assumed the role of Director of Regulatory Matters. Prior to joining Telecom, he worked in the communications and information systems department of SADE. He was born on February 12, 1954.

María Delia Carrera Sala is a lawyer. She began working for Telecom in 1992. Previously, she was the Manager of Legal Affairs of Compañía Argentina de Teléfonos S.A. She was born on August 27, 1948.

Héctor Caram is an accountant. He began working for Telecom in 2003. Previously, he was Senior Manager of Pistrelli, Henry Martin y Asociados SRL, (a member firm of Ernst & Young Global). He was born on July 9, 1965.

Jorge Ferraroti is a lawyer. He joined Telecom in June 1991. He served in the legal department for more than six years, after which he was in charge of External and Institutional Relations for Telecom. He subsequently served as Director of Legal and Regulatory Affairs for Telecom Personal, a position he held until September 2004. He was born on July 30, 1949.

Carlos Zubiaur is a lawyer. He joined Telecom in June 2005 and is currently the Director of Legal Matters. Prior to that time, he was a partner at Estudio O’Farrell and head of the general secretary at Telefónica. He was born on December 26, 1964.

Ricardo Luttini is an accountant. He joined Telecom in June 2005. He had previously served as Manager of Business Controls and Auditing for La Caja de Ahorro y Seguro S.A., General Manager of Banco Caja de Ahorro S.A., and General Accountant and Audit Manager at Banco Mercantil Argentino. He was born on September 27, 1961.

Raúl Krislavin is an expert in the areas of publicity and marketing. He has developed content for ad campaigns, television programs and satellite television channels and worked in the media industry in public access and cable television, radio and advertising agencies. He also created multimedia campaigns linking the Internet, television, radio and print media. He was born on April 6, 1957.

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

Mario Fernando Capalbo is a mechanical engineer. He was formerly General Manager of Pirelli Cables y Sistemas in Sao Pablo, Brazil. He was born on May 7, 1952.

Simone Battiferri is an electrical engineer and graduated from the University of Rome “La Sapienza” in 1994. He has been working for Telecom Italia since 2001. At Telecom Italia, he was first the Marketing Vice President (Datacom eBusiness Solutions) and then became the Web Services Marketing Director. Following that, he became the Business Opportunity Evaluations Director (International Operations). Before joining Telecom Italia he worked for Etnoteam for approximately six years. He was born on September 20, 1967.

See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for a description of certain agreements relating to the selection of the senior executives.

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

As of December 31, 2006, the members and alternate members of the Supervisory Committee, as elected at the annual shareholders meeting dated April 27, 2006, were:

Name	Position	Profession
Enrique Garrido	Chairman of the Supervisory Committee	Lawyer
Silvia Graciela Poratelli	Member of the Supervisory Committee	Lawyer
Gerardo Prieto	Member of the Supervisory Committee	Accountant
Jacqueline Berzón	Alternate Member of the Supervisory Committee	Lawyer
Mariano Federici	Alternate Member of the Supervisory Committee	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee	Accountant

Enrique Garrido – see “—Directors, Senior Management and Employees—The Board of Directors” above.

Silvia Graciela Poratelli has been a member of the Supervisory Committee since 2005. She is also a member of the Supervisory Committees of Micro Sistemas, Telecom Personal, Nortel and Sofora. She is also member of the Supervisory Committee of NYLI Holdings (Argentina) S.R.L. (currently in liquidation). She was born on January 4, 1972.

Gerardo Prieto has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Micro Sistemas, Telecom Personal, Nortel and Sofora. He is Chairman of Campofin S.A. and Polifin S.A. He is also a Director of Standard Bank Argentina S.A., Caja de Seguros S.A., Instituto de Seguros de Misiones S.A. and of Activos Turísticos S.A. and Chairman of Doble “G” del Litoral S.A. Dr. Prieto is a public accountant and is not included in the requirements of RT No. 15 regarding accountant independence, nor is he subject to any of the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on March 3, 1951.

Jacqueline Berzón has been an alternate member of the Supervisory Committee since April, 2005. She is also an alternate member of the Supervisory Committees of Micro Sistemas, and Sofora. She is a member of the Supervisory Committee of NYLI Holdings (Argentina) S.R.L. (currently in liquidation) and an alternate director of Adelia María Cable Color S.A., Cable Video Laguna Paiva S.A., Cablevisión del Comahue S.A., Cable Visión Las Perdices S.A., Chos Malal Video Cable S.A., Colón Cable Color S.A., Holding Teledigital Cable S.A., Imagen General Cabrera S.A., IVC S.A., KTV S.A., Laboulaye Televisora Color S.A., Las Heras Televisión S.A., Libres Cable Color S.A., Mercedes Cable Visión S.A., Montes de Oca Cable Color S.A., Pampa TV S.A., Patagonia Televisora Color S.A., RCC S.A., Revico S.A., San Carlos Visión S.A., Sistema Regional de Televisión S.A., Telecable Pérez S.A., Teledigital Cable S.A., Televisión Privada S.A., Televox Video Cable S.A. and Televisora Capitán Sarmiento S.A. She was born on October 9, 1975.

Mariano Federici ceased as an alternate member of the Supervisory Committee on April 27, 2007. He also ceased as an alternate member of the Supervisory Committees of Micro Sistemas, Telecom Personal, Nortel and Sofora. He was born on October 14, 1973.

Guillermo Feldberg has been a alternate member of the Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committee of Telecom Personal, Micro Sistemas, Nortel and Sofora. He is Chairman of Pintarko S.A., Agropecuaria La Victoria S.A., Seed Capital Educación S.A., Dav Satelital S.A., Caroline Establecimientos Agropecuarios S.A., Seed Capital Comunicaciones S.A., Ineba S.A. and Izzalini Trade S.A. He is vice chairman of Doble “G” del Litoral S.A. and Asociación ORT Argentina. He is an alternate director of Haras El Roblecito S.A. and Explotaciones Agropecuarias El Roble S.A. Dr. Feldberg is a public accountant and is not included in the requirements of RT No. 15 with respect to accountant independence, nor is he subject to the requirements enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on February 20, 1951.

As of the date of this Annual Report, the members and alternate members of the Supervisory Committee of Telecom Argentina as, elected at the annual shareholders meeting dated April 27, 2007, are as follows:

Name	Position	Profession
Jorge Luis Pérez Alati	Chairman of the Supervisory Committee	Lawyer
Silvia Graciela Poratelli	Member of the Supervisory Committee	Lawyer
Gerardo Prieto	Member of the Supervisory Committee	Accountant
Diego Serrano Redonnet	Alternate Member of the Supervisory Committee	Lawyer
Jacqueline Berzón	Alternate Member of the Supervisory Committee	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee	Accountant

Jorge Luis Pérez Alati was appointed as a member of the Supervisory Committee of Telecom Argentina at the shareholder’s annual meeting held on April 27, 2007. He is also a member of the Supervisory Committee of Telecom Personal and Nortel. He is Chairman of Arena Argentina S.A., In Store Media Argentina S.A, Intelligent Monitoring System S.A., Inversiones Aluminé S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Media Contacts Argentina S.A., Media Planning S.A., Nogal Central S.A. and Solcan S.A., vicechairman of Inversora Cordillera S.A., Lan Argentina S.A. and Puig Argentina S.A. and a director of Agco Argentina S.A., Aluflex S.A., CMPC Inversiones de Argentina S.A., Comercial e Inversiones Coiron S.A., Corandes S.A., Cork Supply Argentina S.A., Deutz S.A., Honda Motor de Argentina S.A., Indamo S.A., Inversiones Los Andes S.A., IVAX Argentina S.A., JM Huber (Argentina) S.A., Metroaire S.A., Motorola Argentina S.A., Naschel S.A., Pilar del Este S.A., Ricetec S.A., SACEIF Louis Dreyfus y Cia. Ltda. S.A., Sociedad de Servicios de Valor Agregado S.A., Watt’s Alimentos de Argentina S.A. and World Management Advisors Argentina S.A. He is member of the Supervisory Committee of Banco Río de la Plata S.A., BRS Investment S.A., Edesur S.A., Internacional Compañía de Seguros de Vida S.A., Linvest S.A., Lyon Consulting S.A., Orígenes AFJP S.A., Orígenes Seguros de Retiro S.A., Prevent Empresa de Servicios Eventuales S.A., Portal Universia Argentina S.A., Préstamos de Consumo S.A., Río Compañía de Seguros S.A., Río Trust S.A., Santander Investment S.A., Santander Merchant S.A., Santander Sociedad de Bolsa S.A. and Virginia Surety Compañía de Seguros S.A. He was born on September 14, 1954.

Diego Serrano Redonnet was appointed as an alternate member of the Supervisory Committee of Telecom Argentina at the shareholder’s annual meeting held on April 27, 2007. He is also an alternate member of the Supervisory Committee of Telecom Personal and Nortel. He is director of Orígenes AFJP S.A. and Andean Investment Partners S.A., member of the supervisory committee of Banco Río de la Plata S.A., BRS Investment S.A., CMPC Inversiones de Argentina S.A., ICATU Hartford S.A., Linvest S.A., Lyon Consulting S.A., Perevent Empresa de Servicios Eventuales S.A., Préstamos de Consumo S.A., Rio Compañía de Seguros S.A., Rio Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He was born on September 18,1966.

Compensation

The compensation for the members for the Board of Directors and the Supervisory Committee is established for each fiscal year at the annual meeting of shareholders.

The aggregate remuneration paid or accrued by Telecom Argentina to the members and alternate members of the Board of Directors, the members of the Supervisory Committee and the executive officers of Telecom Argentina as a group was approximately P$21 million during the year ended December 31, 2006. During the year ended December 31, 2006, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

The members of the Board of Directors of Telecom Argentina received for services rendered as directors a total of P$1.88 million during the year ended December 31, 2006. The members of the Supervisory Committee of Telecom Argentina received a total of P$0.3 million during the year ended December 31, 2006. Compensation for the executive officers of Telecom Argentina amounted to approximately P$18.75 million during the year ended December 31, 2006 (including payments owed to the Operator for services provided by highly qualified personnel.)

The Company’s managers receive fixed and variable compensation. A manager’s fixed compensation reflects the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals.

Telecom Argentina and Mr. Carlos Felices, executed an agreement in 2002 by means of which Telecom Argentina has agreed to pay to Mr. Felices, or his heirs, a fixed amount subject to the occurrence of any of the following events:

•	Telecom Argentina terminates the employment agreement without justified grounds under Argentine labor law;

•

Mr. Felices terminates the employment agreement on the grounds that Telecom Argentina has, without Mr. Felices’s consent, modified his position, duties or tasks as established in the employment agreement, or in general, any unilateral decision of Telecom Argentina modifying any of the material terms of the employment agreement impairing Mr. Felices’s rights; or

•	death, incapacity or retirement of Mr. Felices.

The underlying funds that are subject to Mr. Felices’s agreement have been transferred to a trust whose beneficiary is Mr. Felices.

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

In April 2001, Telecom Argentina amended its bylaws pursuant to which an executive committee of the Board of Directors was created. According to the terms of the amended bylaws, this committee (whose appointment is at the option of the Board of Directors) would consist of three or four members of the Board of Directors and would have powers to manage and administer the business of Telecom. In April 2002, Telecom Argentina’s shareholders resolved that the executive committee will consist of three members and amended the bylaws accordingly. The Board of Directors has not implemented this executive committee in any of fiscal years 2003, 2004, 2005 and 2006.

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

•	defined the organization of the Audit Committee and the minimum eligibility requirements for its members;

•	planned the main tasks of the Audit Committee;

•	identified the operating resources for the Audit Committee;

•	established a basic training program for the members of the Audit Committee; and

•	filed the “Normativa de Implementación del Comité de Auditoría” (a set of guidelines for the Audit Committee) with the CNV. The CNV had no comments on these guidelines.

In addition, the shareholders at the shareholders’ meeting held on February 18, 2004 approved the inclusion of section 10 Bis of the bylaws, by which the Audit Committee was included in the bylaws of Telecom Argentina.

At the Board of Directors meeting held on April 29, 2004, the Board of Directors resolved the final composition of the Audit Committee, and the Audit Committee came into effect.

At its meeting of April 27, 2006, the Board of Directors designated then-existing Audit Committee members Raúl Antonio Miranda, Julio Pedro Naveyra and Amadeo Ramón Vázquez as members of the Audit Committee for a second term for the 2006 fiscal year after determining that all three continued to qualify as independent directors. The Board furthermore determined that Mr. Naveyra qualifies as an audit committee financial expert under SEC guidelines. At its meeting of April 27, 2007, the Board of Directors re-elected Mr. Miranda and Mr. Naveyra and elected Mr. Enrique Garrido as members of the Audit Committee for fiscal year 2007 and appointed Mr. Naveyra as the Committee’s financial expert. Under SEC and New York Stock Exchange regulations the three members of the Committee qualify as independent directors.

According to the “Normativa de Implementación del Comité de Auditoria”, in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position until the following annual shareholders meeting.

Pursuant to the Argentine Government’s Decree No. 677/01, the Audit Committee may seek the advice of lawyers and other outside professionals at the Company’s expense, so long as the shareholders have approved expenditures for the services of such professionals. The shareholders set a budget of P$600,000 in each of fiscal years 2005 and 2006 and P$700,000 for fiscal year 2007.

In 2003, Telecom Argentina created a Purchase Committee that functioned until May 2004. The Purchase Committee approved disbursements and/or transactions for amounts in excess of the amount that may be approved by the CEO individually. In addition, the Purchase Committee approved all transactions with related parties which do not need to be approved by the Board of Directors.

In May 2004, the Board of Telecom Argentina resolved to create the “Consejo de Dirección”, or Management Council, which serves as an internal body of the Board of Directors and is comprised of four members of the Board of Directors. The regulations of the Management Council, which have been approved by the Board of Directors, provide for, among other functions:

•	involvement in the approval of certain significant operations;

•

evaluate and recommend the approval of the annual budget, annual strategic plan, long-term strategic plan, and the annual investment plan to the Board of Directors, and to oversee the implementation of these plans;

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

Telecom Argentina has also established a Disclosure Committee, which is responsible for monitoring the gathering, processing and submission to the CEO (now to the Director of Corporate Matters and the Director of Operations) and CFO of consolidated financial and non-financial information that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•

assisting the CEO (now the Director of Corporate Matters and the Director of Operations) and CFO in evaluating the effectiveness of Telecom Argentina’s disclosure controls and procedures prior to the filing of Annual Reports both in Argentina and the US;

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

There is no family relationship between any director, alternate director, member of the Supervisory Committee or executive officer and any other director, alternate director, member of the Supervisory Committee or executive officer except for Gerardo Werthein and Adrián Werthein, who are distant cousins and Enrique Garrido and Gustavo Enrique Garrido, who are father and son, respectively.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, then the Chairman of the Board of Directors, entered into an agreement under which Nortel agreed to appoint Mr. Vázquez as a director for three years. Mr. Vázquez agreed to perform his duties as an independent director in compliance with Argentine and U.S. law. On March 10, 2003 the agreement was amended, and in 2006 was extended until the date of the shareholders’ meeting that considers our financial statements for the year ended December 31, 2006. Prior to the date of such shareholders’ meeting, Mr. Vázquez notified the Board of his intention to resign from his position on the Board and as Chairman in order to concentrate on his professional activities as an independent director of other leading Argentine and global companies and in the academic forum, and to further his philanthropic pursuits. Mr. Vázquez’s resignation was effective as of April 27, 2007.

Employees and Labor Relations

As of December 31, 2006, our total number of employees was 15,340, of which approximately 63% belonged to unions. All management and senior positions are held by non-union employees.

Telecom Argentina and Telecom Personal have approximately 8,400 and 1,200 unionized employees, respectively. The union which has filed the largest number of claims is the Federation of Telephone Workers and Employees of Argentina (“FOETRA”) in Buenos Aires, which currently includes the Argentine Telecommunications Federation (“FATEL”) and represents approximately 4,900 Telecom Argentina employees. Telecom Personal has approximately 1,200 employees affiliated with the Argentine Federation of Commercial and Service Employees.

With respect to Telecom Argentina’s employees, FATEL was formed in 2006 as a result of the secession of the Buenos Aires, Rosario, Santa Fe, Tucumán, Chaco and Luján unions from the Argentine Federation of Telephone Workers and Employees (the federation, known by its Spanish acronym “FOEESITRA”, which historically included all the original unions in the telecommunications industry). Currently, FOEESITRA continues to combine those unions that did not secede, among which are those from Córdoba, Río IV and Entre Ríos, representing approximately 2,400 employees. This situation created a new, more complex and aggressive, political climate for union negotiations. The remaining unions, the Technical and Supervisory Telephone Personnel Federation (“FOPSTTA”) and the Telecommunications Union (“UPJET”), represent approximately 1,100 middle management employees.

No salary claims were filed in 2006 by the abovementioned trade unions as a result of the agreements reached at the end of 2005 with FATEL and FOEESITRA and in April 2006 with FOPSTTA and UPJET, which established regular tiered increases through and including January 2007. These agreements remained in force until March 2007.

The agreement entered into at the end of 2005 with the unions representing non-management personnel also established a reduction of the workday from 8 hours and 15 minutes to 7 hours and 30 minutes per day and called for an additional reduction of half an hour per day, effective from April 2007, conditioned upon maintenance of the quantity and quality of production.

Negotiations for a new one-year wage agreement with the trade unions represented by FATEL and FOEESITRA began during April 2007. Telecom Argentina has objected to what it views as non-compliance with the productivity goals that would enable the abovementioned workday reduction. As of the date of this Annual Report, no agreement has been reached with these syndicates.

In addition, during 2006, claims were filed by the trade unions represented by FATEL and FOEESITRA with regard to trade union affiliation rights, earnings and work performed by employees of Telecom Argentina’s suppliers. In October 2006, we and FATEL successfully negotiated terms relating to the scope of work activities by sector (including work performed by contractors) and establishing increases in salaries for employees of Telecom Argentina’s suppliers without regard for the union affiliations of the suppliers’ employees. Agreements containing the agreed upon terms will be executed during 2007. No resolution has been reached to date with respect to the similar claim brought by FOEESITRA. The increased cost of labor to suppliers is likely to impact Telecom Argentina when new service agreements are negotiated in 2007.

The Labor Appeal Court denied Telecom Personal’s appeal of the resolution recognizing FOETRA as the representative of Telecom Personal’s unionized employees in the collective bargaining process. FATEL and FOEESITRA seek to represent and to add to their collective agreements Telecom Personal employees who currently belong to the Argentine Federation of Commercial and Service Employees. Telecom Personal is appealing the decision of the Labor Appeal Court before the National Supreme Court of Justice which as of the date of this Annual Report is currently pending.

Certain changes to Argentine labor laws, such as adding food vouchers and lunch subsidies to basic salaries, eliminating caps on severance pay and modifying regulations relating to occupational hazards, among others, are pending legislative review and could generate increased costs for Telecom and decreased flexibility in the services we offer our customers.

Telecom had to increase severance payments for employees hired through December 2003 by 100% during the 2002-2003 period, 80% in 2005 and 50% since 2006. An anticipated decision by the Argentine Government to eliminate the supplemental severance payment when the national unemployment rate drops below 10% is still pending. According to INDEC, the unemployment rate for the first quarter of 2007 was 9.8%, excluding those receiving government assistance. The unemployment rate including those receiving government assistance was 11.1%.

Regardless of union membership, all of our employees may request emergency loans from us. Such loans are provided to mitigate the impact of, among other things, medical emergencies, deaths and housing emergencies. Employees may request up to eight times their monthly salary in such loans, which are repayable in monthly installments of not less than 15% of the employee’s monthly salary.

Finally, to minimize future labor-related compliance costs associated with laws including Article 30 of the Work Contract Law (which sets forth many of our obligations with respect to social security and work regulations generally), in early 2005, we created a special office in our Human Resources department to better manage our relations with unions and each unionized employee.

See “Item 8—Financial Information—Legal Proceedings” for more detail on claims relating to salary levels and labor conditions filed against Telecom Argentina in prior years and their current status.

Employees by Reportable Segment

The table below shows the number of our employees as of December 31, 2006, 2005 and 2004 by reportable segment:

	December 31, 2006	December 31, 2005	December 31, 2004
Voice, Data and Internet	11,502	11,625	11,639
Wireless	3,636	2,710	2,256
Directories publishing	202	207	158

Total	15,340	14,542	14,053

Organization

During the year 2006, the most significant organizational changes occurred within the Fixed Telephony and Wireless Telephony segments, specifically in the commercial and technical areas.

In the Fixed Telephony technical area, the new organization was developed with the objective of: a) establishing positions to manage each process; b) unifying engineering areas; c) strengthening operations with a triple territorial structure; and d) optimizing the synergy between the network and commercial areas.

In the Wireless Telephony segment, changes to the technical department’s structure was designed and deployed based on changes to the following processes on a) planning and programming; b) engineering; c) infrastructure; d) supervision, operation and maintenance; and e) logistics.

With respect to the commercial areas of the Fixed Telephony and Wireless Telephony segments, changes were introduced to improve responsiveness to customer needs, particularly with respect to products and services, sales and after-sale follow-up.

Following these changes, in May 2007, the Board of Directors of Telecom Argentina approved a new organizational model for the entire Telecom Group designed to further increase the synergy among the Voice, Data and Internet and Wireless business segments. See “Item 6—Directors, Senior Management and Employees – Senior Management” for a description of these subsequent changes.

Internal Culture and Workforce Development

Continuing its existing policy aimed at stimulating personnel development at all levels, in 2006, Telecom designed and implemented two programs for management and non-management staff, respectively, focusing on measuring and utilizing individual and group potential. Going hand in hand with this effort, the Performance Analysis Program, now in its fourth year, facilitated increased collaboration between the workforce and managers with respect to human resources.

Similarly, 2006 saw enhanced performance assessment related to promotions and the appointment of managers. 400 mid-level and senior technical supervisors were evaluated with the objective to identify and remedy areas needing improvement and streamline effective delegation of tasks.

As part of its broader strategy to improve employee development, Telecom Argentina seeks to fill vacant positions through internal rotation and has filled 200 of approximately 1,600 positions through such initiative.

Training and Qualification

The training conducted during 2006 was driven by the needs and priorities established by top management and included a range of opportunities for learning, including attendance and e-learning courses. These offerings provided coverage for large populations at the same time and enabled Telecom’s geographically disperse personnel to benefit equally.

In 2006, 15,876 participants were trained in attendance courses and 5,486 completed e-learning courses. 142,296 student hours were taught: of which 64% were devoted functional activities (new technologies, IT upgrades, ADSL, project-based management, etc.) and the remaining 36% was based on management activities aimed at raising awareness of the new organizational culture of the Telecom Group emerging from the “Todos somos Telecom” (We are all Telecom) program.

The Telecom Group continued to strengthen its relationship with several universities through the training of its professionals in graduate and master’s degrees, as well as in the design and teaching of in-company programs targeted at the Group’s core business.

Additionally, based on a segmentation of the population under the Todos somos Telecom program, training in management skills will be provided with cross-company activities.

Compensation

In order to analyze its market competitiveness with regard to salary grades, the Telecom Group conducted a survey on compensation in March 2006 in which the compensation plans of 17 leading companies in the national market were reviewed. Using the results of this review as a base, Telecom was able to adjust its own non-unionized personnel pay scale.

Additional action was also taken to maintain the competitiveness of the Company’s salaries in the market, including a 10% increase across all employee categories in the lowest salary bands and the allocation of a specific budget item to salary adjustments based on merit, for all non-unionized personnel.

In the year 2007, we expect to carry out salary adjustments as needed to remain competitive with labor market trends, focusing in particular on merit based aspects of employee performance.

For more information on compensation developments in 2006, see “Item 8—Financial Information—Legal Proceedings”.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Enrique Garrido holds 231 Class B Shares of Telecom Argentina. No other member of the Board of Directors holds obligations or capital stock of Telecom Argentina.

Luis Perazo holds 520 Class B Shares of Telecom Argentina. María Delia Carrera holds 231 Class B Shares of Telecom Argentina. Jorge Ferrarotti holds 5,500 Class B Shares of Telecom Argentina. No other senior executive officer of Telecom Argentina holds obligations or capital stock of Telecom Argentina.

No director, no executive officer or member of the Supervisory Committee of Telecom Argentina holds more than 1% of their respective class of shares.

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

A first tranche of 50,978,833 Class C Shares was converted into Class B Shares for public resale that was authorized in Argentina by the CNV and was registered in the United States with the SEC on May 3, 2000. After that, five tranches of Class C Shares were converted into Class B Shares. The total number of shares converted during this period was 1,526,527.

In November 2003, the judicial controller of the SOP died, leaving the entity without legal representation. Subsequent meetings called by the Ministry of Labor were held September 6, 2005 and an executive committee was established with a two-year mandate to, among other things, to lift all of the transfer restrictions that affect the Class C Shares and facilitate their conversion to Class B.

As requested by the Executive Committee of the SOP, the ordinary, extraordinary and special Class C shareholders’ meetings held on April 27, 2006 approved the delegation of authority to the Board of Directors of Telecom Argentina for the conversion of up to 41,339,464 ordinary Class C Shares into an equal quantity of Class B Shares, in one or more conversions based on the determination in each case of the Banco de la Ciudad de Buenos Aires (the fiduciary agent of the SOP) of the number of Class C Shares that are eligible for conversion.

The delegation of authority to the Board of Directors for the share conversion resulting from the aforementioned shareholder meetings does not cover the Class C Shares of the Guaranty and Repurchase Fund affected by a judicial injunction set forth in the writ “Garcías de Vicchi, Amerinda y Otros c/Sindicación de Accionistas Clase C del Programa de Propiedad Participada”. This injunction had previously prevented any action at the extraordinary and special Class C shareholders’ meetings that Telecom Argentina had called on March 14, 2000 for the conversion of the shares of the Guaranty and Repurchase Fund. The injunction remains in effect as of the date of this report, but is limited to 4,593,274 shares of the Guaranty and Repurchase Fund. With respect to these shares there are continued legal impediments to conversion and accordingly authority to effect conversion was not delegated to the Board of Directors at the shareholders’ meetings of April 27, 2006.

During fiscal year 2006, the Banco de la Ciudad de Buenos Aires and individual holders solicited the conversion of Class C Shares into Class B according to the resolution of the shareholders meeting dated April 27, 2006. During 2006, a first tranche of 2,112,986 shares was converted on July 25, a second tranche of 2,104,756 was converted on October 10 and a third tranche of 279,229 was converted on December 14.

The 41,435,767 Class C Shares that form part of the capital stock of Telecom Argentina, that continue to be held in the account of the Guaranty and Repurchase Fund as of the date of this report are “blocked” by transfer restrictions.

As of the date hereof, our share capital consists of 984,380,978 ordinary shares of P$1 nominal value and entitled to one vote per share divided as follows:

Class A Shares	502,034,299
Class B Shares	440,910,912
Class C Shares	41,435,767

Total	984,380,978

Future conversions of Class C Shares may affect the trading price of Telecom Argentina’s shares if a larger number of converted shares are sold in the public markets within a short time period. In spite of this, management expects that the conversion process will be managed to avoid disruption in the orderly trading of Telecom Argentina shares because the Executive Committee of SOP has committed to carry out the sale of the converted shares according to market best practices and taking into account the interests of all shareholders. However, the impact of the sale of the converted shares of Telecom Argentina cannot be predicted.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2006 Nortel owned approximately 54.74% of our capital stock, including all of our Class A common shares and 8.35% of our Class B common shares. As of December 31, 2006, all of Nortel’s common stock was owned by an Argentine company named Sofora, which was organized in September 2003 and is held 50% by the Telecom Italia Group, 48% by W de Argentina–Inversiones S.L., a holding company incorporated in the Kingdom of Spain and a company of the Werthein Group, and 2% by France Telecom Group (as defined below).

Nortel was incorporated in Buenos Aires, Argentina on October 19, 1990 and registered with the Buenos Aires Public Registry of Commerce on October 31, 1990 under No. 8025, book 108, Volume “A” of Corporations. Nortel is a holding company that was formed in 1990 by a consortium including the Telecom Italia Group and FCR, in connection with the privatization of ENTel and formation of Telecom Argentina.

On September 9, 2003, Nortel was informed that FCR had entered into an agreement with the Argentine Werthein Group, under which FCR and its affiliate, Atlas Services Belgium S.A., both members of the France Telecom Group (we refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group”) agreed, subject to regulatory approvals, to sell substantially all of its shares in the newly incorporated controlling company of Nortel to W de Argentina–Inversiones. In connection with the agreement, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to Sofora.

On December 10, 2003, the SC approved the transaction and authorized the Telecom Italia Group to continue as exclusive Operator of Telecom Argentina. On December 15, 2003, the Argentine Antitrust Commission approved the France Telecom Group’s transfer of shares. Once the authorizations were granted, on December 19, 2003 the France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina–Inversiones, for a total of US$125 million, along with an option (exercisable from January 31, 2008 through December 31, 2013), for the remaining 2% of the France Telecom Group’s shares, which represent a 2% interest in Sofora. We have been informed that the Telecom Italia Group has also acquired an option on W de Argentina–Inversiones’ entire interest in Sofora for US$60 million in the form of two call options, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. We have been informed that in connection with these transactions, a shareholders’ agreement between Telecom Italia Group and W de Argentina–Inversiones for the joint management of Sofora, Nortel, Telecom Argentina and its affiliates was executed.

W de Argentina–Inversiones S.L., a company of the Werthein Group, is a company owned by Dario Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance activities and real estate activities.

•

Farming Operations. Gregorio, Numo y Noel Werthein S.A. (GNNW) is the name of the company that handles the businesses of the Werthein Group related to food products. The company owns more than 227,000 acres in the best farming areas of Argentina harvesting more than 44,000 tons of different crops and with more than 54,000 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and infusions. Most of its products are aimed at the international markets with important exports to the United States and Europe.

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

A description of the Telecom Italia Group is provided under “Item 4—Information on the Company—The Business—Description of the Operator”.

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A., which holds approximately 18% of Telecom Italia S.p.A.’s voting shares, to a joint company made up by Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica S.A. This transaction is subject to the approval of the competent authorities and is expected to be completed by October 2007.

Sofora

The ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	48.00
France Telecom Group(3)	2.00

Total	100.00

(1)	Includes 17.50% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia. The Telecom Italia Group has also acquired an option on W de Argentina–Inversiones’ entire interest in Sofora for US$60 million in the form of two call options, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

(2)	W de Argentina–Inversiones has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora.
(3)	Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

Sofora owns 100% of the common stock and 67.79% of the total capital stock of Nortel.

Nortel

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of our total capital stock) and approximately 8.35% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of April 30, 2007, based upon information available to us, each beneficial owner of more than 5% of any class of Telecom Argentina’s voting shares. However current holdings may be different.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0%	51.0%
Class B Ordinary Shares:
Nortel	36,832,408	8.4%	3.7%
Brandes Investment Partners, L.P. (2)	44,136,425	10.0%	4.5%
Consolidar AFJP (3)	40,144,897	9.1%	4.1%
MET AFJP (4)	38,707,154	8.8%	3.9%
Orígenes AFJP (5)	37,423,711	8.5%	3.8%
Nación AFJP (6)	29,887,937	6.8%	3.0%
Máxima AFJP (7)	26,943,413	6.1%	2.7%
Class C Ordinary Shares:
Fideicomiso Banco de la Ciudad de Buenos Aires	41,435,767	100.0%	4.2%

(1)	Represents percentage of total voting power of all of our ordinary shares, regardless of class.
(2)	Includes 8,827,285 American Depositary Shares representing 44,136,425 Ordinary Class B Shares.
(3)	Includes 4,487,877 American Depositary Shares representing 22,439,385 Ordinary Class B Shares.
(4)	Includes 2,540,896 American Depositary Shares representing 12,704,480 Ordinary Class B Shares.
(5)	Includes 1,719,220 American Depositary Shares representing 8,596,100 Ordinary Class B Shares.
(6)	Includes 817,940 American Depositary Shares representing 4,089,700 Ordinary Class B Shares.
(7)	Includes 1,684,325 American Depositary Shares representing 8,421,625 Ordinary Class B Shares.

As of April 30, 2007, there were approximately 40.2 million American Depositary Shares (representing 201.2 million Class B Shares, or 46% of total Class B Shares outstanding) outstanding. Moreover, as of that date, there were approximately 50 registered holders of Class B Shares represented by American Depositary Shares in the

United States and approximately 19,959 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

Our major shareholders do not have different voting rights as a result of their ownership percentages.

The Telecom Group is not aware of any arrangements that would result in a change of control of Telecom Group except for the option that Telecom Italia has for the acquisition of W de Argentina–Inversiones’ Shares (see “—Major Shareholders” above).

Shareholders’ Agreements

In December 2003, we were informed that a shareholders’ agreement came into effect between W de Argentina–Inversiones and Telecom Italia and Telecom Italia International, N.V., members of the Telecom Italia Group in order to regulate their relationship as shareholders of Sofora.

In relation to Sofora, we were informed that W de Argentina–Inversiones will have the right to appoint three of six directors of Sofora’s Board, while the Telecom Italia Group will appoint the remaining three directors. Decisions will be made by a majority of the members present at each meeting of Sofora’s Board.

With respect to Nortel, we were informed that both W de Argentina–Inversiones and Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board. W de Argentina–Inversiones and the Telecom Italia Group will jointly appoint a fifth independent director. For fiscal 2006, the sixth director was appointed jointly by the holders of Nortel’s Series A and Series B Preferred Shares. This joint right existed due to the right of Class A Preferred Shareholders to vote as a result of Nortel’s non-payment of dividends and the right of Claim B Preferred Shareholders to vote as a result of the ratio of Telecom Argentina’s total liabilities to equity exceeding 1.75:1. As of December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Class B Preferred Shareholders will have no director voting rights in fiscal 2007. Nortel’s Board of Directors will make its decisions by majority vote from the members present at each meeting of Nortel’s Board.

We have been informed that the shareholders agreement regarding the Telecom Group’s Board of Directors provides that Telecom Italia Group shall nominate three directors and W de Argentina–Inversiones shall nominate two directors.

In addition, we were informed that this shareholders’ agreement contemplates that meetings will occur between the Telecom Italia Group and W de Argentina–Inversiones in advance of stockholder meetings and Board meetings at which matters (1) will be submitted for a vote at a meeting of stockholders or (2) relate to the holders of Nortel’s Preferred Shares. The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina–Inversiones will vote at these meetings. Two representatives of the Telecom Italia Group and one representative of W de Argentina–Inversiones will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina–Inversiones will have the right to veto. These matters include:

•	the approval of any amendments to the by-laws;

•	dividend policy;

•	any increase or reduction of capital, except for increases or reductions in capital in connection with any possible debt restructuring;

•	any change of the location of Telecom’s headquarters;

•	any acquisition of subsidiaries and/or to establish new subsidiaries;

•	the sale, transfer, granting, assignment or any other disposition of all or substantially all the assets or of any of its subsidiaries;

•	decisions to establish new joint ventures;

•	creating any lien, charge, encumbrance, pledge or mortgage of its assets, that exceeds in the aggregate US$20 million;

•	any change of external auditors, which must be chosen among auditors of international reputation;

•	any transaction between related parties that is not carried out at arm’s-length, and that exceeds the amount of US$5 million, with certain exceptions;

•	any extraordinary transaction involving Telecom that exceeds the amount of US$30 million, except for any transaction in connection with the restructuring of Telecom’s debt; and

•	the approval of Telecom’s financial statements.

With respect to our financial budget, we were informed that the shareholders’ agreement anticipates the formation of an advisory committee comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina–Inversiones.

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

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina–Inversiones and/or their respective affiliates) resulted in expenses or purchases for us of approximately P$173 million for the year ended December 31, 2006. Of that amount, P$163 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$10 million incurred with W de Argentina–Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above mentioned expenses incurred through transactions with related parties of Sofora were payments of P$4 million in fiscal year 2006 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of the Telecom Italia Group. The Telecom Italia Group holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which indirectly controls 73% of the company through four local shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income to us of approximately P$23 million for the year ended December 31, 2006, corresponding to payments from Telecom Italia and its affiliates for telecommunications services provided by Telecom. See Note 7 to our Consolidated Financial Statements for more detail.

Telecom Argentina and Telecom Italia maintained a business management agreement through October 10, 2004 pursuant to which Telecom Italia provided professional services through highly qualified personnel. Both parties agreed to modify the economic terms of this agreement beginning in July 2003 to bring them in line with then-current market prices. When such economic terms were agreed upon, they were submitted for evaluation by two independent firms that found them to be “reasonable” and “in accordance with market practice in all material respects”.

Upon the expiration on the business management agreement, the parties entered into a new agreement that allowed the continued provision of professional services through highly qualified personnel maintaining the same terms and prices of the previous contract. The new agreement with Telecom Italia was entered into for a one-year period, beginning on October 11, 2004 and is automatically renewable for additional 12-month periods unless written notice is given by either party at least 30 days prior to the expiration of the current period.

This agreement was submitted for prior approval pursuant to the process established by Decree No. 677/01 for relevant contracts with related parties. As a consequence, the agreement was submitted for consideration by the Audit Committee, which unanimously determined that the terms of the agreement “could reasonably be considered to be in accordance with normal and habitual market practice”. Subsequently, the agreement was approved by the Board of Directors and notice was provided to the CNV and the markets. Under this agreement, Telecom Argentina incurred and paid to Telecom Italia P$4 million for the year ended December 31, 2006.

The following technical services agreements have been entered into by Telecom Argentina and Telecom Personal with Telecom Italia.

In 2005, Telecom Argentina entered into a technical services agreement that was submitted for evaluation by an independent firm that found it to be “reasonable” and “in accordance with market practice in all material respects”. Since Telecom Italia is a related party of Telecom Argentina, the 2005 agreement and an agreement containing similar terms entered into in 2006, were approved pursuant to the prior approval process described above. Both agreements were timely approved by Telecom Argentina’s Board of Directors. Under these agreements, Telecom Argentina incurred P$9 million for the year ended December 31, 2006 and P$7 million for the year ended December 31, 2005.

In 2007, Telecom Argentina and Telecom Italia entered into a new technical services agreement containing similar terms to those of the previous agreements that was also approved pursuant to the prior approval process described above.

In 2005, Telecom Personal entered into a technical services agreement with Telecom Italia Mobile S.p.A. (currently merged with Telecom Italia) and, in 2006, into a technical services agreement with Telecom Italia. As called for in the covenants assumed by Telecom Personal as part of its debt restructuring process and by the terms of its debt agreements, as the case may be, both the 2005 and 2006 technical services agreements were submitted for evaluation by an independent firm which concluded that these agreements were “reasonable” and “in accordance with market practice in all material respects” and were subsequently approved by Telecom Personal’s Board of Directors. Under these agreements, Telecom Personal incurred costs of P$3 million for the year ended December 31, 2006 and P$5 million for the year ended December 31, 2005.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in income for Telecom Argentina of approximately:

•

P$396 million for the year ended December 31, 2006, resulting from income of (i) P$362 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, and other charges for administrative services exchanged between the related parties, (ii) P$27 million from Telecom Argentina USA for lease of circuits and (iii) P$7 million from Publicom for costs for billing and collecting services and other charges for administrative services exchanged between the related parties.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom and Telecom Argentina USA) resulted in expenses for Telecom Argentina of approximately:

•

P$28 million for the year ended December 31, 2006, resulting from expenses of (i) P$11 million to Telecom Personal for wireless traffic charge, (ii) P$14 million to Telecom Argentina USA for lease of circuits and (iii) P$3 million to Publicom for other services received by Telecom Argentina.

As of December 31, 2006, we had no loans outstanding to executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see: “Item 4—Information on the Company—Recent Developments”.

Legal Proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. As of December 31, 2006, Telecom has established reserves in an aggregate amount of P$328 million to cover potential losses related to these claims and contingencies in its Consolidated Financial Statements.

Proceedings Related to the APE

On October 12, 2005, Telecom Argentina requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom Argentina has duly fulfilled the APE according to the terms of section 59 of the Argentine Bankruptcy Law. As a consequence of said pronouncement, the injunction enjoining Telecom Argentina from disposing of certain of its assets ceased to be in force. In the event that the terms and conditions of the new notes are not fulfilled in the future, holders of the outstanding notes will need to file new proceedings for collection and, in such case, Telecom Argentina shall be authorized to apply the remedies set forth in the Argentine Bankruptcy.

To address the risk that creditors who had not affirmatively consented to the restructuring might attempt to enforce Telecom Argentina’s old public notes (the “Old Notes”) by filing a claim in a United States court, on September 13, 2005, the Board of Directors of Telecom Argentina brought a case ancillary to a foreign proceeding in the United States Bankruptcy Court for the Southern District of New York pursuant to Section 304 of the United States Bankruptcy Code (the “Section 304 Petition”). In its Section 304 Petition, Telecom Argentina sought judicial recognition in the United States of the Argentine Court’s order approving its debt restructuring pursuant to the APE. The Argo Fund, Ltd. (“Argo”) an entity which claims to be a creditor of Telecom Argentina, filed an opposition to Telecom Argentina’s request.

On February 24, 2006, Bankruptcy Judge Burton R. Lifland, in an order and judgment supported by lengthy findings of fact and conclusions of law, granted Telecom Argentina’s Section 304 Petition, finding that each of the elements of Section 304 had been met and ordering that (i) the order issued by Argentine Bankruptcy Judge Adela N. Fernández approving Telecom Argentina’s APE (the “Approval Order”) and Telecom Argentina’s APE shall be given full force and effect in the United States, to the same degree as they are given effect in Argentina; (ii) the Approval Order and the APE are binding on U.S. Bank N.A. as Indenture Trustee for the Old Notes, and all non-consenting holders of bonds restructured pursuant to the APE, as they are in Argentina; and (iii) all the Old Notes restructured pursuant to the APE have been extinguished as a matter of Argentine law and must be cancelled.

Argo filed an appeal from the Bankruptcy Court’s decision to the United States District Court for the Southern District of New York. On November 17, 2006, District Judge Naomi Reice Buchwald denied Argo’s appeal and affirmed the judgment issued by Bankruptcy Judge Lifland.

Argo has appealed the District Court’s judgment to the United States Court of Appeals for the Second Circuit.

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

As of December 31, 2006, the total amount of these labor claims filed against Telecom Argentina, including accrued interest and expenses with respect thereto, was approximately P$11 million. Interest and expenses continue to accrue on this amount until it is paid in full. Telecom Argentina believes that the pending claims will not have a significant effect on our results of operations or financial position for these claims for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom Argentina in respect of these claims and (2) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom Argentina to debit an account of the Argentine Government at Banco Nación for any amounts payable by the Argentine Government under this indemnity. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described obligations to Telecom Argentina by issuing 16-year bonds to Telecom Argentina. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine Government comply with its Transfer Agreement obligations.

Although we cannot guarantee the outcome of these proceedings, in the opinion of our management and internal legal counsel, the final outcome of these proceedings will not have a material effect on our financial position and results of operations.

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

During fiscal year 2005, judicial claims were received regarding the salary concept of “section 15 of the CBA 201/92” that established an additional payment for greater daily working hours and a reduction of daily working hours. These claims were advanced by the labor unions and became the subject of negotiations for improvements in salary levels and labor conditions to be applicable in the future in order to avoid new claims. As a result of such negotiations, and in accordance with the criteria adopted by the Labor Court of Appeals, Telecom Argentina agreed to a new salary scale as of January, 2006, and a reduction in daily working hours by half an hour for the employees in charge of the “telegestión” and by 45 minutes for the rest of the employees included in the CBA, as of March 2006 and conditioned upon a maintenance of the quantity and quality of production. As a result of that agreement, since January 2006 the cause of the judicial claims has disappeared, so it is unlikely that Telecom will receive new claims for periods after January 2006. The judicial and extrajudicial claims received during year 2006 were related to the period before the January 2006 agreement and are in negotiations or have been agreed upon by the parties, therefore, the contingency continues and new claims in connection to that period (before January 2006) could be received in the future.

During April 2006, an agreement was entered into between Telecom Argentina and the labor union of technical and senior employees that recognized new scales for salaries since January 2006.

Resolution No. 444/2004 of the Ministry of Labor, Employment and Social Security (the “Ministry of Labor”) recognized FOETRA Buenos Aires Labor Union as the representative of Telecom Personal employees in the collective bargaining process. Telecom Personal appealed the Resolution in reliance on the argument that enforcement of such Resolution would effect a modification of the existing union agreement with the Argentine Federation of Commercial and Service Employees that workers of Telecom Personal maintain under the Collective Labor Agreement No. 130/75 and would be in conflict with the agreement realized between the Ministry of Labor itself for the employees of Movicom (the first operator of cellular telephone service) under which it recognized the applicability of the Collective Labor Agreement No. 130/75 to the same business which today constitutes the principal business of Telecom Personal.

The remedy sought by Telecom Personal was initially denied at the administrative level and then denied by the Labor Appeal Court on December 6, 2006. The decision was subsequently appealed and the issue is currently pending before the National Supreme Court of Justice.

Additionally, former sales representatives of Telecom Personal have brought legal actions for alleged untimely termination of their contracts and have submitted claims for the payment of different items such as commission differences, seniority bonuses and lost profit. Decisions on these claims are pending.

To minimize future labor-related compliance costs associated with laws including Article 30 of the Work Contract Law (which sets forth many of our obligations with respect to social security and work regulations generally), in early 2005, we created a special office in our Human Resources department to better manage our relations with unions and each unionized employee.

In recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional and that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Employment Contract Law to restrict an employer’s ability to change the form and conditions of work expected of an employee.

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios”, against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of the city of Buenos Aires turnover tax. The Court of Appeals rejected some objections and has postponed the consideration of the others until it issues its final decision. In October 2001, the federal Chamber of Appeals for Contentious and Administrative Matters issued a precautionary measure, or the “Precautionary Measure”. The Precautionary Measure requires the Argentine Government and the co-sued companies, including Telecom Argentina, “to abstain from applying the corrections set forth in art. 2 of the agreements approved by Decree No. 2585/91 until a final sentence is issued”. This measure suspended the ability of the telecommunications companies to increase tariffs by reference to the U.S. consumer price index. The Public Emergency Law and the reformation of the exchange regime, however, has an analogous result to that proposed by the Precautionary Measure by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. As of the date of this Annual Report, the case remains at a preliminary stage and Telecom Argentina is in the process of producing applicable evidence.

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

Law No. 25,790 provided for the extension (until December 31, 2004) of the term for the renegotiation of public works and services contracts stipulated in Law No. 25,561. Such law also stipulates that the Argentine Government will not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. Laws No. 25,972, 26,077 and 26,204 provided for extensions (until December 31, 2005, 2006 and 2007, respectively) of the term of the Public Emergency Law.

Although we cannot guarantee the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the possibility that they will have a significant impact on our financial position is remote.

On August 14, 2003, Telecom Argentina was served notice of a legal action brought by the “Union of Users and Consumers” against Telecom Argentina, Telefónica and the SC. The action was filed before the Federal Court in Administrative Litigation Matters No. 8 and requested the reimbursement of certain charges related to special equipment included in monthly basic charges billed by Telecom. On August 22, 2003, Telecom Argentina contested this claim on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations.

Although we cannot guarantee the outcome of this proceeding, in the opinion of our management and internal legal counsel, the final outcome of this proceeding will not have a material effect on our financial position and results of operations.

In December 2005, the entity Asociación Protección Consumidores Del Mercado Común Del Sur–Proconsumer brought an action against the cellular companies, including Telecom Personal.

The action seeks to obtain the reimbursement of any amounts billed to Telecom Personal customers with respect to an investment contribution to the trust fund Fondo Fiduciario del Servicio Universal (Argentine Government Decree 764/2000, Annex III, section 19.1). From the time such amounts began to be billed to customers to the time the charges ceased, plus compensatory interest on any awarded damages, at such rate applied by each company to its customers in the event of a delay in customer bill payments.

The amount is undetermined and is subject to the reported findings of an accounting expert.

In its answer to the complaint, Telecom Personal stated, among other things, that the process of reimbursing its customers had already begun, and therefore the complaint should be fully dismissed. The full reimbursement of the amounts received for the items were separately stated in the customer bills on account of investment contribution to the Fondo Fiduciario de Servicio Universal and furnished in accordance with the audit report of the CNC of December 2006, where the applicable interest rate was noted.

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

A criminal court in Argentina continues to review a case commenced by the AFIP against companies that issued invoices for services that would not have been rendered to third parties. During 2006, there have not been any developments of a procedural nature in the case and no further witnesses have been called to give testimony. As of the date of this Annual Report, the court’s ruling regarding the lack of merit of all claims against Telecom’s executives is still in effect.

In December 2000, the AFIP initiated a claim for income tax for fiscal years 1993 through 1999 for P$50.6 million, based on a difference in the criteria used by Telecom Argentina to calculate the depreciation of its Fiber Optic network. Notwithstanding the existence of some jurisprudential precedents to the contrary, in May 2005, the National Fiscal Tribunal issued a decision finding that taxes and interest were due with respect to these claims, but rejecting the AFIP’s claim for imposition of a fine. In August 2005, Telecom appealed the decision to the National Appeal Chamber for Federal Administrative Matters. Telecom Argentina expects that the matter will be resolved in its favor when the appeal process is completed. As of the date hereof, Telecom Argentina has paid P$12.5 million in principal and P$24.8 million in interest and has recorded a charge to income taxes of P$12.5 million and to financial results, net (interest generated by liabilities) P$24.8 million in the income statement.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to P$37.3 million which Telecom Argentina estimates it would recover through government bonds. Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit.

Additionally, in December 2001, the AFIP also initiated a P$2.2 million claim in connection with Telecom’s participation in Telintar, for fiscal years 1993 through 1999. In July 2005, the National Fiscal Tribunal issued a decision finding that taxes were due with respect to these claims, but rejecting the AFIP’s claim for imposition of interest and a fine. In October 2005, Telecom appealed the decision to the National Appeal Chamber for Federal Administrative Matters and believes that the matter will be resolved in its favor when the appeal process is completed. During the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to P$0.5 million against income taxes in the income statement.

Despite the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2003, the AFIP assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits. In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid P$10.8 million in principal and P$8.3 million in interest (recorded as a provision during fiscal year 2005). If the claim is resolved in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to P$19.1 million which Telecom Argentina estimates it would recover through government bonds. Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of this Annual Report, Telecom Argentina had appealed the decisions related to these claims issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment. If the Company is not successful in the matters under appeal, the Company’s financial position and results of operations could be affected by an additional loss of approximately P$78 million, including the amount of the claims, accrued interest and potential fines as of December 31, 2006.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Subsequent to December 31, 2006, Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed. If Personal is not successful in the matter under appeal, Personal’s financial position and results of operations could be affected by an additional loss of approximately P$40 million, including the amount of the claim, accrued interest and potential fines as of December 31, 2006.

Additional tax matters are discussed under “Item 5—Operating and Financial Review and Prospects—Taxes—Turnover Tax”.

General Proceedings

Different legal actions were brought by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 – which expressly exempts the Company from issuing the profit sharing bonds required by Law No. 23,696 – be stricken down as unconstitutional and, claiming as a result, compensation for the damages they had suffered because such bonds had not been issued.

Although most such actions are still pending, in those actions in which judgment has already been rendered, the Trial Court Judges hearing the matters dismissed the actions brought and found that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the various Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While one division confirmed the decisions of the relevant lower court, another found the aforementioned Decree unconstitutional.

Following each of these decisions, the non-prevailing party filed an extraordinary appeal whereby the matter will be finally resolved by the Argentine Supreme Court of Justice. Management of the Company believes that, irrespective of its outcome, the matter discussed above will not have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

There are several proceedings that have been initiated against us with respect to alleged regulatory violations from 2000 to April, 2007. If the outcomes of these proceedings are unfavorable to us, they could result in fines of approximately P$8.4 million. For each of these proceedings, we are challenging CNC’s imposition of fines before administrative authorities and/or the courts. The most significant of these proceedings relate to the printing of telephone directories in small font sizes which were allegedly not clear enough to read and did not comply with the terms to remedy such non-compliance for which the CNC imposed a fine of approximately P$1.2 million; problems relating to the implementation of the Genesis system (billing software) for which the CNC imposed a fine of approximately P$0.9 million; problems relating to failures in the process of presubscribing in several cases for which the CNC imposed a fine of approximately P$0.89 million; and problems due to the transfer of tax increases to the billing to clients for which the CNC imposed a fine of approximately P$0.42 million. Theft of telephone cables was a problem of increased significance for us in 2005 and 2006, and the CNC imposed a fine of P$1.06 million for delays ascribed to stolen cables in 2005.

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in accordance with Argentine environmental law in relation to our waste management based on liquid drainage at an underground chamber. The action was brought to require Telecom Argentina to register with the National Register of Generators and Operators of Hazardous Waste. Such registration requires Telecom to pay an annual fee which is calculated by applying a formula that considers the extent of the hazard and quantity of the waste. Telecom Argentina believes that its activities do not generate such waste, and that the waste in the underground chamber was generated by other parties. Telecom Argentina nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite formal responses in connection with this administrative proceeding and we believe that we will not have to register with any environmental agency as a result of this liquid drainage. As of the date hereof, notwithstanding the considerable passage of time, there has been no resolution of the matter.

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

Since year 2005, a noticeable increase in judicial and out-of-court claims seeking the collection of various municipal fees has been seen in the different municipalities and in the Government of the City of Buenos Aires. As of December 31, 2006, the Company has a reserve of approximately P$35 million for such claims.

For a description of certain administrative appeals made by the Telecom Group with respect to certain regulatory actions, see: “Item 4—Information on the Company—Regulatory Framework—Reconsideration Request” and Item 4: “Information on the Company—Regulatory Framework—Regulations Applicable to Wireless Telephone Services”. For a description of certain tax matters, see “Item 5—Operating and Financial Review and Prospects—Taxes”.

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

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. Following this action, Telecom’s accumulated deficit amounted to P$1,836 million and its legal reserve was fully depleted. As a result, pursuant to the Argentine Companies Law, Telecom Argentina was not permitted to distribute any dividends for the year ended December 31, 2005. Similarly, Telecom Argentina’s shareholders, at their meeting of April 27, 2007, approved the transfer of the accumulated deficit at December 31, 2006, in its entirety, to the next fiscal year. Following this action, Telecom’s accumulated deficit amounted to P$1,592 million and no dividends were permitted for fiscal 2006. Until it absorbs the remaining accumulated deficit and fully reconstitutes its legal reserve to an amount of P$277 million, Telecom Argentina will be similarly prohibited from making any distributions. Due to these restrictions, and the terms of its notes, Telecom Argentina does not expect to pay dividends in the next year.

Under the above-described restrictions, the legal ability of shareholders at any subsequent annual meeting of Telecom Argentina to vote to distribute dividends depends on: (i) the capacity of Telecom Argentina to absorb its accumulated deficit; (ii) the reconstitution of Telecom Argentina’s legal reserve that was used to partially absorb accumulated deficit (P$277 million absorbed on April 27, 2006); (iii) the existence of liquid and realized profits in excess of (i) and (ii) stated above; and (iv) satisfaction of the financial conditions necessary to distribute dividends without negatively affecting the interests of Telecom Argentina.

Significant Changes

No undisclosed significant changes have occurred since the date of the Consolidated Financial Statements.

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

As of December 31, 2006, the number of shares authorized and outstanding was as follows:

Class A Shares	502,034,299
Class B Shares	440,910,912
Class C Shares	41,435,767

Total	984,380,978

The Class B Shares are currently listed on the Buenos Aires Stock Exchange. The ADSs representing Class B Shares are currently listed on the New York Stock Exchange under the symbol TEO. Each ADS currently represents 5 Class B Shares.

Because of the serious economic situation in Argentina, the Buenos Aires Stock Exchange resolved to trade Telecom Argentina’s listed shares in a reduced trading panel beginning in April 2002 (according to the provisions of Section 38(b) of the rules to list on the exchange). Telecom Argentina’s shares continued to trade on the reduced trading panel so long as its negative retained earnings absorbed the totality of its reserves and more than fifty percent of its adjusted capital stock. Trading of Telecom Argentina’s former corporate bonds was also transferred to a reduced trading panel (according to the provisions of Sections 39(a) and (c) of the exchange rules mentioned above) as a consequence of its suspension of payments on our financial indebtedness and the above-mentioned position of its shareholders’ equity. The Buenos Aires Stock Exchange transfers an issuer’s securities to the reduced trading panel (“rueda reducida”, as opposed to the “rueda común”) upon the occurrence of certain negative events, such as the aforementioned and others including the voluntary filing for Concurso preventivo or the failure to file financial information as required by applicable regulations. A transfer to the reduced trading panel informs investors that a negative event has occurred with respect to an issuer. In addition, on April 2002, Telecom Argentina’s notes that were listed on the Luxembourg Stock Exchange were also suspended from listing.

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. After this absorption was effected, Telecom Argentina’s accumulated deficit no longer exceeded its reserves and 50% of its capital stock and the shares of Telecom Argentina were transferred to the rueda común of the Buenos Aires Stock Exchange. Similarly, since Telecom Argentina also successfully completed the restructuring of its financial indebtedness in 2005, its bonds are also able to be traded on the rueda común.

The table below shows the high and low closing prices of the Class B Shares in pesos for the periods indicated on the Mercado de Valores de Buenos Aires (the “Buenos Aires Stock Market” or “BASM”), the current principal non-U.S. trading market for such securities. See “—The Argentine Securities Market”. Prices have been adjusted to reflect dividends, if any. See: “Item 3—Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below.

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
2002	3.10	0.56
2003	5.15	1.65
2004	6.60	4.19
2005	8.65	6.00
2006	11.95	6.10

Quarterly
2005
First Quarter	8.65	6.00
Second Quarter	7.50	6.59
Third Quarter	7.46	6.55
Fourth Quarter	8.54	7.18
2006
First Quarter	8.48	7.32
Second Quarter	8.16	6.10
Third Quarter	8.70	6.90
Fourth Quarter	11.95	8.22

Monthly
2006
December	11.95	10.40
2007
January	12.85	11.75
February	14.00	12.65
March	13.80	12.40
April	14.25	13.35
May	17.20	14.00
June (through June 20, 2007)	17.25	15.70

(1)	Reflects peso nominal amounts as of that date.

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

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS(1)
	High	Low
Annual
2002	6.68	0.60
2003	8.83	2.40
2004	11.11	7.32
2005	14.63	10.20
2006	21.64	9.76

Quarterly
2005
First Quarter	14.63	10.20
Second Quarter	13.18	11.34
Third Quarter	13.27	11.20
Fourth Quarter	14.45	11.95
2006
First Quarter	14.04	11.72
Second Quarter	13.59	9.76
Third Quarter	14.15	10.97
Fourth Quarter	21.64	13.69

Monthly
2006
December	21.64	17.10
2007
January	22.25	19.44
February	23.19	19.00
March	22.53	20.21
April	23.54	21.72
May	28.36	22.56
June (through June 20)	28.24	25.54

On June 20, 2007, the reported last sale price of the ADSs on the New York Stock Exchange was US$26.06.

Class B Shares also quote in the Mexican Stock Exchange through the International Quotation System (“SIC”).

Plan of Distribution

Not applicable.

The Argentine Securities Market

There are twelve securities exchanges in Argentina, of which six (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. For the year ended December 31, 2006, the ten most actively traded equity issues represented approximately 87.75% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

A brief summary of the main provisions in the Transparency Decree are as follow:

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

(iii) the Transparency Decree provides for the creation of an Audit Committee for those companies making public offering of its shares. The Audit Committee must be formed by at least three members of the Board, the majority of which must have the condition of independence; and

(iv) any tender offer to purchase voting shares of a company which trades its shares publicly will be either voluntary or mandatory. In both cases the offer shall be addressed to all owners of said shares. The CNV has regulated the procedure pursuant to General Resolution 401/02, published in the Official Gazette on April 5, 2002. The Transparency Decree provides that any person wishing to acquire direct or indirect control of a company which shares are publicly listed must mandatorily make a tender offer pursuant to the procedure regulated by the CNV. In the case of the public offer of mandatory acquisition, Decree 677/01 granted companies the ability to choose whether to adhere to this regime. On April 30, 2003, Telecom Argentina’s shareholders voted not to adhere to this regime and approved the “Non-Adhesion to the Optional Statutory Regime of Public Offer of Mandatory Acquisition” (“Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatorio”).

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

Although the Buenos Aires Stock Exchange is one of Latin America’s largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets, and therefore, is subject to greater volatility. To control price volatility, the Buenos Aires Stock Market operates a system which suspends dealing in a particular issuer’s shares for fifteen minutes when the price changes 10% with respect to that day’s opening price. Once trading resumes, the trading is then suspended for another fifteen minutes if the price changes more than 15% with respect to that day’s opening price. If the price then changes 20% with respect to that day’s opening price, and for every 5% fluctuation in price thereafter, the trading of such shares is interrupted for an additional ten minutes. Investors in the Argentine securities market are mostly individuals, mutual and pension funds and companies. Institutional investors that trade securities on the Buenos Aires Stock Market, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2006	2005	2004	2003	2002
Market capitalization (P$ billions)(1)	1,229	771	690	542	348
As percent of GDP(1)	188	163	146	173	111
Volume (P$ millions)(1)	131,984	145,523	82,099	84,487	71,993
Average daily trading volume (P$ millions)(1)	532	576	326	339	308.2
Number of traded companies (including Cedears)	268	259	235	234	231

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Sources: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered in the Inspección General de Justicia (General Board of Corporations) on July 13, 1990 under number 4570, book 108, volume “A” of Corporations.

Objects and Purposes

Article I, Section 3 of the bylaws states that the object of Telecom Argentina is to render, either on its own account or on account of, or in association with, third parties, telecommunications public services, except for radio broadcasting, under the terms, if any, of the licenses granted by relevant authorities. The bylaws authorize Telecom Argentina to take all actions permitted by law to fulfill its aforementioned objects.

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

On April 30, 2003 Telecom Argentina’s shareholders voted not to adhere to the regime established by Decree 677/01 (the Statutory Regime of Public Offer of Mandatory Acquisition) and approved the consequent modification of Article 1° of Telecom Argentina’s bylaws. On February 18, 2004, Telecom Argentina’s shareholders voted to change the company’s name to “Telecom Argentina S.A.”

Telecom Argentina’s capital stock

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

The quorum for ordinary meetings consists of a majority of the stock entitled to vote and resolutions may be adopted by the affirmative vote of a majority of the stockholders present that have issued a valid vote, without counting voluntary abstentions. If no quorum is present at the meeting, a second meeting may be called at which stockholders present, whatever their number, shall constitute a quorum and resolutions may be adopted by a majority of the stockholders present. The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if a quorum is not present at the first meeting, the quorum requirement for the second meeting will be 30% of the stock entitled to vote. In both cases, decisions are adopted by a majority of valid votes, except for certain fundamental matters such as:

•	mergers and spin-offs, when Telecom Argentina is not the surviving entity and the surviving entity is not listed on any stock exchange;

•	anticipated liquidation;

•	change of our domicile to outside Argentina;

•	total or partial repayment of capital; or

•	a substantial change in the corporate purpose.

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

In accordance with Article 206 of the Argentine Companies Law, suspended by successive decrees until December 10, 2005, reduction of a company’s capital stock is mandatory when losses have exceeded reserves and at least 50% of the stated capital.

At the shareholders’ annual meeting held on April 27, 2006, Telecom Argentina’s shareholders approved the financial statements for the year ended December 31, 2005 and approved the decision to apply all of the legal reserves of Telecom Argentina and a certain portion of the capital adjustment account to absorb the accumulated losses. As a result, Telecom Argentina reduced its losses and regularized its situation under Article 206, and was not, and currently is not required to reduce its capital stock. At the shareholders’ annual meeting held on April 27, 2007, Telecom Argentina’s shareholders approved the financial statements for the year ended December 31, 2006 and approved the decision to transfer the accumulated deficit at December 31, 2006, in its entirety, to the following fiscal year.

Preemptive Rights

Under Argentine law, holders of a company’s common shares of any given class have preferential or preemptive rights, proportional to the number of shares owned by each holder, to subscribe for any shares of capital stock of the same class as the shares owned by the stockholder or for any securities convertible into such shares issued by the company.

In the event of an increase in capital, stockholders of Telecom Argentina of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Telecom Argentina’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class B or Class C Shares are not preempted by the existing holders of each such class, the other classes may preempt such class. However, if any shares of Class A are not preempted by the existing holders of such class, holders of Class B or Class C Shares shall have no preemptive rights with respect to such shares of Class A unless otherwise approved by the regulatory authorities. Preemptive rights must be exercised within thirty days following the time when notices to the stockholders of their opportunity to preempt the capital increase are published for three days in the Official Gazette of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Companies Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of stockholders when required by the interest of the company.

Conflicts of Interest

A stockholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See: “Item 3—Key Information—Risk Factors—Risk Factors Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires”.

Redemption or Repurchase

Telecom Argentina’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Pursuant to the Argentine Companies Law, Telecom

Argentina may repurchase the stock with retained earnings or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business (subject to stockholder ratification) or in connection with a merger or acquisition. In addition, Telecom Argentina can purchase up to 10% of its capital stock in the Buenos Aires stock exchange pursuant to the Transparency Decree complying with the requirements and procedures stated therein. If the purchase is made pursuant to the Transparency Decree, Telecom Argentina must resell the repurchased shares within three years and must give stockholders a preemptive right to purchase the shares. If the purchase is made according to the Argentine Companies Law, the repurchased shares must be sold within one year, unless the shareholders extend the term.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at stockholders’ meetings such as a merger of Telecom Argentina into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or our shares cease to be traded publicly, any stockholder dissenting from the adoption of any resolution may withdraw from Telecom Argentina and receive the book value per share determined on the basis of our annual financial statements (as approved by the annual ordinary stockholders’ meeting), provided that the stockholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting stockholder. This right must be exercised within fifteen days following the meeting if the dissenting stockholder was absent and can prove that he was a stockholder on the day of the meeting. In the case of a merger of Telecom Argentina or a spin-off of Telecom Argentina, no appraisal rights may be exercised if Telecom Argentina is the surviving company.

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

Powers of the Directors

The bylaws of Telecom Argentina do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. Under Argentine law, a director may sign contracts with the company that are related to the company’s activities so long as the conditions are on an arm’s-length basis. If such contract does not meet such conditions, the agreement may only be subscribed with the prior approval of the Board of Directors or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be dealt with at the following shareholders’ meeting, and if such meeting does not approve them, the Board of

Directors or the Supervisory Committee (as the case may be) are jointly responsible for any damages caused to Telecom Argentina. Argentine law also requires that if a director has a personal interest contrary to Telecom Argentina’s, this must be noted to the Board of Directors and to the Supervisory Committee. The director must refrain from participating in any deliberations or risk becoming jointly and severally liable for all damages caused to Telecom Argentina as a result of the conflict.

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

Neither the bylaws of Telecom Argentina nor any Argentine law require that members of the Board be shareholders.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in Telecom Argentina’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote Telecom Argentina’s Class B Shares. Notwithstanding the foregoing, new regulations recently implemented by the CNV require that all shareholders that are companies who register to participate at a shareholders’ meeting should provide details of their registration in the Republic of Argentina. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the Argentine Companies Law.

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

Code of Business Conduct and Ethics

Telecom Argentina has developed a Code of Business Conduct and Ethics which was approved by its Board of Directors on June 19, 2003 and amended on June 21, 2005. See Exhibits 11.1 and 11.2 of our Annual Report on Form 20-F for 2004 dated June 29, 2005. The Code of Business Conduct and Ethics is also available in our website at www.telecom.com.ar.

Comparison of Corporate Governance Standards

For a comparison of the significant ways in which Telecom Argentina’s corporate governance policies differ from those followed by U.S. companies under New York Stock Exchange listing standards, please see our website at www.telecom.com.ar, which contains a discussion of significant differences between Telecom Argentina’s corporate governance practices and the practices of U.S. companies under the New York Stock Exchange’s Listed Company Manual. This discussion was last updated in June 2006.

MATERIAL CONTRACTS

For information regarding the Acuerdo Preventivo Extrajudicial (“APE”) agreement, see: “Item 4—Information on the Company—Introduction—Recent Developments—Debt Restructuring”. For a summary description of the notes issued pursuant to the APE, see: “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”. For information regarding the Shareholders’ Agreement, see: “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreement”. We are not a party to the Shareholders’ Agreement.

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

Having completed its debt restructuring as of August 2005, Telecom Argentina is no longer subject to certain significant BCRA restrictions. However, restrictions imposed by the BCRA that do continue to apply to our operations include the following:

(i)	the acquisition of foreign currency as an investment or to apply it to foreign portfolio investments is limited, on a monthly basis, to the larger of US$2 million or the total amounts paid for export duties plus three times the amount paid of certain taxes during the second month prior to the acquisition of said foreign currency, provided that as of the date of acquisition, Telecom Argentina does not hold due and unpaid principal or interest foreign debt;

(ii)	the acquisition of foreign currency to pay principal maturities on foreign debt obligations can be made on the day of such maturities or:

1.	within 365 days prior to the maturity date;

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

In June 2005, the Argentine Government imposed certain restrictions on inflows and outflows of foreign currency to the local foreign exchange market that remain in effect. New indebtedness entered into the foreign exchange market and debt renewals with non-Argentine residents from the private sector entered in the local foreign exchange market shall be agreed upon and cancelled in terms not shorter than 365 calendar days, whatever the form of cancellation thereof. The following transactions, among others, are exempted from this restriction: (i) foreign trade financings (i.e., exports advance payments, pre-financing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listing.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, (i) foreign indebtedness, other than the cases described in the following paragraph; (ii) primary stock issuances of companies residing in Argentina not under a public offering and that are not listed in self-governed markets, to the extent they do not create direct investment funds; (iii) portfolio investments of non-residents intended to hold local currency and assets and liabilities of the financial sector and non-financial private sector, to the extent they are not arising from the primary subscription of debt securities under a public offering and listed in self-governed markets and/or the primary subscription of stock of companies residing in Argentina under a public offering and listed in self-governed markets; and (iv) portfolio investments of non-residents intended for the purchase of any right in secondary markets regarding securities issued by the public sector; shall comply with the following requirements:

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

Any inflow of funds to the local foreign exchange market arising from, but not limited to, the following transactions are not subject to the 30%-mandatory deposit: (a) foreign indebtedness of Argentine residents under foreign trade financings; (b) primary debt security issuances with a public offering and listed; (c) foreign indebtedness with Multilateral and Bilateral Credit Institutions and Official Credit Agencies, directly or through their related agencies; (d) investments of non-Argentine residents in Argentina under (i) primary subscription of securities issued by the public sector (except for securities issued by the BCRA); and (ii) direct investments, including capital contributions to local companies of direct investment (namely, a company set up or not as legal entity in which the foreign direct investor holds at least 10% of ordinary shares or voting rights or its equivalent), and foreign funds transferred into Argentina by non-Argentine residents for the purpose of purchasing local assets that qualify as direct investment (such as real estate located in Argentina); (e) primary issuances of securities, bonds or certificates of participation by the trustee of a trust, provided that the 30%-mandatory deposit is not applicable to the transfer of funds into the local exchange market for the purpose of acquiring any of the underlying assets of the trust; and (f) foreign financial indebtedness provided: (i) the proceeds from the exchange settlement, net of taxes and expenses, to the purchase of foreign currencies to cancel foreign debt principal and/or to the creation of long term foreign assets; or (ii) they are incurred and cancelled in an average term of not less than two years, including payments of principal and interest in the calculation, and to the extent they are applied to investments in “non financial assets”. In this context, “non financial assets” investments means investments of assets capable of being registered in the financial statements of the borrower either as fixed assets, mining cost intangibles, investigation, prospection and exploration expenses or purchases of exploitation rights or investments in assets qualifying as intellectual property rights which are commercialized through the assignment of exploitation rights, each of which must be registered in the balance sheet of the borrower as intangible assets.

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

Taxation of Dividends

Pursuant to Argentine Law 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of Telecom Argentina on the Class A, B and C Shares or ADSs are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, under such law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), shall have to withhold a 35% tax from such excess. For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the company during the fiscal year in which the profits that are being distributed were earned and (2) adding the dividends and profits received as distributions from other corporations not subject to tax. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Capital gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or Class A, B and C Shares are not subject to tax.

Tax on Personal Property

Pursuant to the Argentine Personal Assets Tax Law (the “Tax Law”), the following persons are subject to an annual tax on certain assets, which is levied at a rate of 0.50% or 0.75% taking into consideration whether the value of such assets as of December 31 of each year is equal to or higher than P$200,000, respectively (the “Personal Assets Tax”): (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of the Tax Law, the ADSs and Class A, B and C Shares will be considered as assets located in Argentina. For individuals domiciled in Argentina, a minimum exemption of P$102,300 applies.

Although the Tax Law does not explicitly apply to individuals or entities domiciled outside Argentina, pursuant to Argentine Law 25,585 passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, shares of stock corporations, such as the ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares, or other equity interests in companies regulated by Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled in Argentina or in a foreign country, and/or companies and/or any other legal entity domiciled in a foreign country, shall be subject to the Personal Assets Tax. Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Telecom.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as at December 31, 2006. The minimum exemption of P$102,300 shall not be applicable. The tax so paid shall be considered as a definite payment.

The abovementioned rules include an rebuttable presumption that shares of stock corporations, such as the ADSs (held in book entry form or evidenced by ADRs) and the Class A, B and C Shares, and other equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

We are required to pay this tax on behalf of the holders of our ADSs, Class A, B and C Shares. We have the right to obtain reimbursement of the amounts paid from our shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

The amendment set forth by Law 25,585 applies as of December 31, 2002. Furthermore, Law 25,585 has been regulated by the AFIP through General Resolution 1497/03, published in the Official Gazette on May 5, 2003, which establishes that for the fiscal year ended December 31, 2002, the companies in charge of the payment of this tax with a net worth of P$300,000 or more (such as Telecom) shall determine and pay the tax by May of each year.

Therefore, ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina will be subject to the Property Assets Tax which, as mentioned above, shall be paid by Telecom Argentina on behalf of such holders of ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares. Although Telecom Argentina has the right to obtain reimbursement of amounts paid on behalf of holders, as of the date of this Annual Report no effective procedure has been developed which would allow Telecom Argentina to collect from its shareholders the amount of the Property Assets Tax paid by Telecom Argentina on their behalf. No assurances can be made that Telecom Argentina will be successful in seeking reimbursement of such taxes paid from the holders of ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares. Therefore, until a mechanism is developed to effect such correction, said payments of the tax on behalf of such holders will result in losses for Telecom Argentina and, in practical terms, constitute an additional expense for Telecom Argentina.

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

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. This summary applies only to persons that hold ADSs or Class B Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ADSs or Class B Shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons holding ADSs or Class B Shares that own or are deemed to own more than 10% of any class of Telecom Argentina stock; or

•	persons who acquired our ADSs or Class B Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Taxation of Distributions

Subject to the passive foreign investment company rules discussed below, to the extent paid out of current or accumulated earnings and profits of Telecom (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will be included in the income of a U.S. Holder as ordinary dividend income. Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income”. “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

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

Sale, Exchange and Other Disposition of ADSs or Class B Shares

Subject to the passive foreign investment company rules discussed below, gain or loss realized by a U.S. Holder on the sale, exchange and other disposition of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss, and will be long-term capital gain or loss if you held the ADSs or class B shares for more than one year. The amount of your gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Telecom believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2006, and does not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time-to-time, there can be no assurance that Telecom will not be considered a PFIC for any taxable year. If Telecom were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or a Class B Share, certain adverse consequences could apply to the U.S. Holder.

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

In addition, if Telecom Argentina were to be treated as a PFIC in a taxable year in which Telecom Argentina pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

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

Summarized below are the financial instruments we held as of December 31, 2006 that are sensitive to changes in interest rates and foreign exchange rates. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our borrowings in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

We do not have any other material market risk exposure.

(a)	Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations and, to a lesser extent, our historical capital expenditures for network equipment. Since the Convertibility Law pegged the peso at a value of P$1.00 per US$1.00, exchange rate risks prior to 2002 were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine Government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Item 10—Additional information—Foreign Investment and Exchange Controls in Argentina”.

Our results of operations are very sensitive to changes in the peso/dollar and peso/euro exchange rates because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars or euro. As of December 31, 2006, a substantial majority of our consolidated debt obligations (approximately 95%) were issued in currencies other than the Argentine peso. As of December 31, 2006, approximately 53% of our financial debt was issued in U.S. dollars, approximately 37% was issued in euro and approximately 5% was issued in Japanese yen.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company has entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuations with respect to the U.S. dollar, which remain in effect as of the date of this Annual Report. The hedge contracts do not include any requirement to post collateral. As of December 31, 2006 the estimated market value of the U.S. dollar/euro swap contract was positive US$30.2 million and of the U.S. dollar/yen contract was negative US$4.1 million. See Note 8.2 to our Consolidated Financial Statements for a more detailed discussion of our swap agreements. Because the Company primarily generates cash flows in Argentine pesos and the terms of the swap do not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective.

Additionally the Company has time deposits that were issued in U.S. dollars (approximately 61%) and euros (approximately 3%) that are also sensitive to changes in the peso/dollar and peso/euro exchange rates.

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

The following tables provide information regarding instruments that are sensitive to foreign exchange rates and interest rates as of December 31, 2006. We conduct our business primarily in Argentine peso, which is also our functional and reporting currency. For debt obligations, the table presents cash flows by expected maturity dates based on the amortization schedules set forth in the relevant debt instruments and related weighted average rates.

	Consolidated Debt as of December 31, 2006
	(P$ millions)
	Total Outstanding 2006	2007	2008	2009	2010	2011	+2012		Fair Market Value (1)
US Dollars	2,233	246	47	68	1,235	505	132		2,299
Fixed rate	1,935	–	–	63	1,235	505	132		2,001
Average interest fixed rate	9.19%
Variable rate	298	246	47	5	–	–	–		298
Average interest variable rate	7.71%
Euros	1,542	–	–	38	308	308	888		1,501
Fixed rate	1,542	–	–	38	308	308	888		1,501
Average interest fixed rate	4.83%
Japanese Yen	227	–	–	6	45	45	131		225
Fixed rate	227	–	–	6	45	45	131		225
Average interest fixed rate	1.93%
Argentine Pesos	195	131	43	1	4	4	12		195
Fixed rate	108	87	–	1	4	4	12		108
Average interest fixed rate	10.67%
Variable rate	87	44	43	–	–	–	–		87
Average interest variable rate	16.26%
Total Group Debt (principal)	4,197	377	90	113	1,592	862	1,163		4,220
Estimated effect of expected prepayments	–	971	862	296	(104)	(862)	(1,163)		–
Total Group Debt based on expected prepayments (2)	4,197	1,348	952	409	1,488	–	–		4,220
Accrued interest	42	42	–	–	–	–	–		42
Derivatives	5	5	–	–	–	–	–		5
Effect on discounting Debt	(146)	–	–	–	–	–	(146	)(3)	–
Total Group Debt	4,098	1,395	952	409	1,488	–	(146)		4,267

(1)	The fair value of the Company’s debt as of December 31, 2006 is estimated based on its quoted market price.
(2)	Telecom Argentina’s Series A and Series B notes contain mandatory prepayment requirements which require it to apply its “excess cash” for specified purposes, including prepayment of the notes. Total Group Debt after estimated effect of expected prepayments reflects Management’s expectations, as of December 31, 2006, regarding the effect of this mandatory and optional prepayment provision on its outstanding indebtedness during fiscal years 2007-2010, assuming that all excess cash generated during this period is applied to prepay the Series A and Series B notes. Estimates set forth in this row are Management estimates based on available information as of December 31, 2006 and constitute forward looking statements. These statements are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate. Actual amounts of excess cash that Telecom Argentina has available for prepayments during this period may differ. See “Forward Looking Statements”. Management of the Company will periodically revise its estimates of future excess cash availability and will consider the effect any variations may have. The above estimates of future prepayments were made to satisfy the requirements of Argentine GAAP and do not constitute a modification of the Company’s existing contractual payment commitments, nor should it be considered a decision of the Company to prepay any of its outstanding financial obligations.

(3)	No date due established.

(c)	Sensitivity to Exchange Rates and Interest Rates

We estimate, based on composition of our balance sheet as of December 31, 2006, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$91 million of our consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

Additionally we estimate, based on the composition of our balance sheet as of December 31, 2006, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against Argentine peso, plus or minus, would result in a variation of approximately P$8 million of our consolidated financial investments. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

We estimate, based on the current composition of our balance sheet as of December 31, 2006, that every variation in the interest rates of 100 basis points, plus or minus, to our current floating-rate consolidated debt would result in a variation of approximately P$3 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. The analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On August 31, 2005 Telecom Argentina successfully completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments. Telecom Argentina’s subsidiaries, Telecom Personal and Núcleo, successfully completed the restructuring of their respective debt obligations in 2004 and in 2005, Telecom Personal refinanced its outstanding debt. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information on these modifications.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s management, with the participation of our principal executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006 (the “Evaluation Date”). Based upon that evaluation, our principal executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

Telecom’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles (Argentine GAAP) and reconciling the Argentine GAAP figures to US GAAP. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Argentine GAAP and reconciled to US GAAP and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management (with the participation of the Chief Executive Officer at the time of evaluation and the Chief Financial Officer) conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, and as set forth in its report dated March 8, 2007 and included in Item 18, management concluded that the Telecom’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of Telecom’s internal control over financial reporting as of December 31, 2006 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Attestation Report of Registered Public Accounting Firm

The Company’s independent accountants, Price Waterhouse & Co. S.R.L, Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, have issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. The attestation report is included in the Report of Independent Registered Public Accounting Firm set forth in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Telecom Argentina’s Audit Committee consists of at least one Audit Committee financial expert, Mr. Julio Pedro Naveyra, a certified public accountant and a former managing partner of PricewaterhouseCoopers (formerly Coopers & Lybrand Argentina) from October 1991 until his retirement in 2000. From 1973 until 1975, Mr. Naveyra worked in the United States for professional training purposes, where he was an audit supervisor and manager with Coopers & Lybrand Detroit. Mr. Naveyra was also a former Chairman of the CPCECABA from 1983 through 1985, and a former Chairman of the Technical Institute of Public Accountants from 1979 through 1980. Based on Mr. Naveyra’s professional background and training, the Board of Directors of Telecom Argentina has determined for the years 2006 and 2007 that he meets the criteria for an Audit Committee financial expert. Mr. Naveyra is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

ITEM 16B.	CODE OF ETHICS

The Board of Directors of Telecom Argentina has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of the Telecom Group. This Code was modified by the Board of Directors on June 21, 2005. No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of Telecom Argentina with respect to any provision of the Code. See Exhibits 11.1 and 11.2 to our Annual Report on Form 20-F for 2004 dated June 29, 2005.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2006 and 2005.

Services Rendered	2006	2005	Total
Audit Fees (1)	5.2	2.9	8.1
Audit-Related Fees	0.6	0.3	0.9
Tax Fees	0.2	0.2	0.4
All Other Fees	–	–	–

Total	6.0	3.4	9.4

(1)	Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2006 and 2005, limited reviews of interim financial statements presented during 2006 and 2005, SEC filing reviews and other attestation services. As of December 31, 2006, includes approximately P$2.2 million related to the Sarbanes-Oxley Section 404 certification fee.

Audit Committee Pre-Approval Policies and Procedures

On March 22, 2004, Telecom Argentina’s Board of Directors approved policies and procedures relating to the pre-approval of auditors’ services and other permitted services (collectively, “Pre-Approval Procedures”) for the engagement of any service provided by external auditors to Telecom Argentina and its subsidiaries. Telecom Argentina’s Board performed Pre-Approval Procedures until April 19, 2004, after which Pre-Approval Procedures were performed by the Audit Committee. Consequently, all auditors’ services were pre-approved in 2005 and 2006 by the Audit Committee.

The Pre-Approval Procedures provide for services that require:

•	specific pre-approval—to be approved on a case-by-case basis; and

•

general pre-approval—any category or general kind of service that come within the guidelines established to safeguard auditor independence and come within the maximum amounts set by the Audit Committee.

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

•

Disclosure of overall billed fees: external auditors shall include in their audit reports the information about the relationship between the overall fees paid in respect of Audit Services and of services other than audit services. In addition, the Audit Committee shall, on a yearly basis, prepare a report to the Board which will be included in Form 20-F, providing a detailed account of all fees invoiced by External Auditors to Telecom Argentina and to its subsidiaries, grouped into four categories, namely, audit fees, audit related fees, tax consultation fees and all other fees described in the first three bullet points above.

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

Neither Telecom nor, to Telecom’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Telecom Argentina’s Class B Ordinary Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2006.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-69.

The following financial statements are filed as part of this Form 20-F:

ITEM 19.	EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom Argentina, as amended, which include its corporate charter (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

1.2	Estatutos (bylaws) of Telecom Argentina, as amended, which include its corporate charter (English translation) (incorporated by reference to Exhibit 3.2 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

2.1	Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2.2	First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2.3	Indenture dated December 22, 2005 between Telecom Personal S.A. as Issuer, JPMorgan Chase Bank, N.A. as Trustee, Co-Registrar, New York Paying Agent and New York Transfer Agent, JPMorgan Bank Luxembourg S.A. as Luxembourg Paying Agent and Transfer Agent, Banco Río de la Plata S.A., as Argentina Paying Agent and Transfer Agent and Registrar and JPMorgan Chase Bank N.A., Sucursal Buenos Aires, as Trustee’s Representative*.

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of Carlos Felices of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Marco Patuano of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlos Felices, Marco Patuano and Valerio Cavallo pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina–Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

*	Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.

By:	/s/ Valerio Cavallo
Name:	Valerio Cavallo
Title:	Chief Financial Officer

Dated: June 22, 2007

Consolidated Financial Statements as of December 31, 2006 and December 31, 2005 and for the years ended December 31, 2006, 2005 and 2004

$ : Argentine peso

US$ : US dollar

$3.062 = US$1 as of December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

We have completed an integrated audit of Telecom Argentina’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Telecom Argentina S.A. and its subsidiaries (“Telecom Argentina”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. This effect is no longer material to the consolidated financial statements of the Company as of December 31, 2006 and 2005, and for the years then ended.

In our opinion, except for the effects on the 2004 financial statements for not adjusting for the effects of inflation as described in the preceding paragraph, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP) and as allowed by Item 18 to Form 20-F regarding the application of accounting for the effects of inflation. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements. The effect of not accounting for the effects of inflation through September 30, 2003 is material to the information presented for all periods under US GAAP.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

Buenos Aires, Argentina

March 8, 2007

Management’s Report on Internal Control Over Financial Reporting

Telecom’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles (Argentine GAAP) and reconciling the Argentine GAAP figures to US GAAP. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Argentine GAAP and reconciled to US GAAP and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management (with the participation of the Chief Executive Officer and the Chief Financial Officer) conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, management concluded that the Telecom’s internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of Telecom’s internal control over financial reporting as of December 31, 2006 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Carlos Felices	Valerio Cavallo
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina
March 8th, 2007

Consolidated Balance Sheets as of December 31, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2006	As of December 31, 2005
ASSETS
Current Assets
Cash and banks	$31	$46
Investments, net	631	596
Accounts receivable, net	783	705
Other receivables, net	128	86
Inventories, net	176	104
Other assets, net	18	5

Total current assets	1,767	1,542

Non-Current Assets
Other receivables, net	413	269
Investments	1	2
Fixed assets, net	5,741	5,959
Intangible assets, net	783	764
Other assets, net	10	21

Total non-current assets	6,948	7,015

TOTAL ASSETS	$8,715	$8,557

LIABILITIES
Current Liabilities
Accounts payable	$1,494	$834
Debt	1,395	905
Salaries and social security payable	132	104
Taxes payable	229	222
Other liabilities	36	31
Contingencies	87	110

Total current liabilities	3,373	2,206

Non-Current Liabilities
Debt	2,703	3,996
Salaries and social security payable	32	30
Taxes payable	63	92
Other liabilities	102	78
Contingencies	241	247

Total non-current liabilities	3,141	4,443

TOTAL LIABILITIES	$6,514	$6,649

Minority interest	72	41
SHAREHOLDERS’ EQUITY	$2,129	$1,867

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$8,715	$8,557

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2006	2005	2004
Net sales	$7,437	$5,718	$4,494
Cost of services	(4,510)	(3,704)	(2,968)

Gross profit	2,927	2,014	1,526
General and administrative expenses	(272)	(241)	(229)
Selling expenses	(1,743)	(1,269)	(897)

Operating income	912	504	400
Gain (loss) on equity investees	5	7	(2)
Financial results, net	(482)	(306)	(1,172)
Other expenses, net	(186)	(165)	(78)
Gain on debt restructuring	—	1,424	209

Net income (loss) before income tax and minority interest	249	1,464	(643)
Income tax benefit (expense), net	17	(122)	(26)
Minority interest	(22)	(8)	3

Net income (loss)	$244	$1,334	$(666)

Net income (loss) per share	$0.25	$1.36	$(0.68)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings				Total Shareholders’ equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total
Balances as of January 1, 2004	$984	3,044	4,028	277	21	(3,137)	(2,839)	$1,189
Foreign currency translation adjustments	—	—	—	—	3	—	3	3
Net loss for the year	—	—	—	—	—	(666)	(666)	(666)

Balances as of December 31, 2004	$984	3,044	4,028	277	24	(3,803)	(3,502)	526
Foreign currency translation adjustments	—	—	—	—	7	—	7	7
Net income for the year	—	—	—	—	—	1,334	1,334	1,334

Balances as of December 31, 2005	$984	3,044	4,028	277	31	(2,469)	(2,161)	1,867
As approved by the Shareholders’ Ordinary Meeting held on April 27, 2006: Absorption of accumulated losses	—	(356)	(356)	(277)	—	633	356	—
Foreign currency translation adjustments	—	—	—	—	18	—	18	18
Net income for the year	—	—	—	—	—	244	244	244

Balances as of December 31, 2006.	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$244	$1,334	$(666)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	104	56	63
Depreciation of fixed assets	1,342	1,454	1,552
Amortization of intangible assets	50	44	94
(Gain) loss on equity investees	(5)	(7)	2
Consumption of materials	66	58	54
(Gain) loss on sale/disposal of fixed assets	(7)	11	4
Provision for lawsuits and contingencies	154	174	49
Holdings loss on inventories	5	14	6
Interest and other financial losses on loans	575	70	1,406
Gain on debt restructuring	—	(1,424)	(209)
Income tax	(38)	111	26
Minority interest	22	8	(3)
Net increase in assets	(304)	(166)	(198)
Net increase in liabilities	192	230	20

Total cash flows provided by operating activities	2,400	1,967	2,200

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(825)	(548)	(461)
Intangible asset acquisitions	(41)	(33)	(12)
Proceeds for the sale of fixed assets	17	—	—
Decrease (increase) in investments not considered as cash and cash equivalents	45	668	(378)

Total cash flows (used in) provided by investing activities	(804)	87	(851)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	36	1,236	—
Payment of debt	(1,111)	(4,684)	(471)
Payment of interest and debt-related expenses	(457)	(944)	(154)
Payment of liquidating dividend of Nucleo	(4)	—	—

Total cash flows used in financing activities	(1,536)	(4,392)	(625)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	60	(2,338)	724
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	602	2,940	2,216

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$662	$602	$2,940

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

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

2. Regulatory framework (continued)

(b) Licenses granted as of December 31, 2006

As of December 31, 2006, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2006, the Company’s subsidiaries have been granted the following licenses:

•

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

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•

the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

•	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

•	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

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

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2007.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

2. Regulatory framework (continued)

(d) New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded. At the date of issuance of these financial statements, both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have fulfilled this commitment;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute.

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Company’s management that the renegotiation agreement process will be successfully completed.

2. Regulatory framework (continued)

(e) Universal Service (“SU”) Regulation

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

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance -in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network-, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than seven years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after six years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2006, this provision amounts to $95.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c)	clearly identify the reimbursed amounts in the invoices; and

d)	file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

2. Regulatory framework (continued)

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

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

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

•	Recently issued accounting pronouncements

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which established new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

Impairment of Long-lived Assets: In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Under the old accounting standard, the Company periodically evaluated the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset was considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new accounting standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The adoption of this standard did not have an impact in its long-lived assets valuation.

Disclosure of Foreign Currency Translation Adjustments: In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Under the old accounting standard, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amounted to $31 as of December 31, 2005. As required by Argentine GAAP, prior year balances have been reclassified to conform with this new criteria.

In December 2006, the CNV approved RT 23 of the CPCECABA, “Accounting for post-employment and other long-term employee benefits”. This standard will be effective for the Company as from January 1, 2008. The management of the Company is evaluating the impact of the adoption of this new accounting standard.

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

3. Preparation of financial statements (continued)

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2006 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%
Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at December 31, 2006.

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

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

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

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

3. Preparation of financial statements (continued)

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2006, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003 (*) (I)	As reported (**) (II)	Effect (I) – (II)
Total assets	8,631	8,715	(84)
Total liabilities	6,484	6,514	(30)
Minority interest	72	72	—
Shareholders’ equity	2,075	2,129	(54)
Net income	249	244	5

(*)	As required by Argentine GAAP.
(**)	As required by CNV resolution.

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

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

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

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,750,000 (unaudited) at December 31, 2006, 3,625,000 (unaudited) at December 31, 2005 and 3,484,000 at December 31, 2004 (unaudited) and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,032,000 (unaudited) at December 31, 2006, 2,233,000 (unaudited) at December 31, 2005, and 1,099,000 (unaudited) at December 31, 2004.

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

(h) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the year by the weighted average number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section (see Note 3.a).

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

•	Fixed telephone services:

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

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

•	International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

4. Summary of significant accounting policies (continued)

•	Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

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

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

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

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 28, 2003.

The net carrying value of these capitalized costs was $210 as of December 31, 2006 and $314 as of December 31, 2005 and will be fully amortized through December 31, 2008.

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

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

4. Summary of significant accounting policies (continued)

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.6% of the total transferred buildings, representing $13 of net carrying value as of December 31, 2006. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

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

The Company capitalizes interest on long-term construction projects. Interest capitalized was $14, $6 and $5 for the years ended December 31, 2006, 2005 and 2004, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	12-20
Transmission equipment	7-9
Wireless network access	7-9
Switching equipment	7-9
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-9
Installations	4-12
Computer equipment	5-6

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

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

4. Summary of significant accounting policies (continued)

•	Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

•	PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

•	PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses are amortized under the straight-line method over 10 years through fiscal year 2007.

•	Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

•	Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

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

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

•	Income taxes

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

4. Summary of significant accounting policies (continued)

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 10% for the year ended December 31, 2006, 20% for the year ended December 31, 2005, and 30% for the year ended December 31, 2004, respectively.

•	Tax on minimum presumed income

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

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2005. However, there are remaining tax loss carryforwards as of December 31, 2006. Accordingly, the Company has determined an additional proportional charge for the year ended December 31, 2006 for the tax on minimum presumed income of $46, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2006, 2005 and 2004.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2006 and 2005.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

4. Summary of significant accounting policies (continued)

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina and Personal to account for their respective debt restructurings in August 2005 and November 2004, respectively. Personal settled its 2004 restructured debt in December 2005 and its new debt issuance was accounted for as stated in Note 3.e above. Additional information is given in Note 8.

(r) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(s) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, the Company adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

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

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2006, 2005 and 2004 are shown in Note 15.h. under the line item “Advertising expenses”.

(v) Gain on debt restructuring

Due to its materiality, the gain on debt restructuring, net of related expenses, was included in a separate line item in the statement of income entitled “Gain on debt restructuring”.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2006	As of December 31, 2005
Cash	$13	$12
Banks	18	34

	$31	$46

(b) Investments

Investments consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Time deposits	$558	$551
Government bonds and mutual funds	73	45

	$631	$596

Non current
2003 Telecommunications Fund	$1	$2

	$1	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Voice, data and Internet	$433	$403
Wireless (i)	411	363
Wireless – related parties (Note 7)	4	4
Directories publishing	45	36

Subtotal	893	806
Allowance for doubtful accounts	(110)	(101)

	$783	$705

(i)	Includes $28 as of December 31, 2006 and $26 as of December 31, 2005 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Tax credits	$36	$28
Prepaid expenses	34	24
Restricted funds	29	10
Other	40	30

Subtotal	139	92
Allowance for doubtful accounts	(11)	(6)

	$128	$86

Non current
Credit on minimum presumed income tax (i)	$296	$246
Prepaid expenses	14	12
Other tax credits	9	7
Restricted funds	15	7
Derivatives	85	—
Other	3	4

Subtotal	422	276
Allowance for doubtful accounts	(9)	(7)

	$413	$269

(i)	Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2006	As of December 31, 2005
Wireless handsets and equipment	$188	$113
Allowance for obsolescence	(12)	(9)

	$176	$104

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Fixed assets held for sale	$20	$3
Deferred printing cost	—	1
Raw materials	3	2

Subtotal	23	6
Allowance for other assets	(5)	(1)

	$18	$5

Non current
Fixed assets held for sale	$19	$31
Allowance for other assets	(9)	(10)

	$10	$21

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2006	As of December 31, 2005
Non current
Net carrying value (Note 15.a)	$5,763	$5,959
Write-off of materials	(22)	—

	$5,741	$5,959

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Suppliers	$1,295	$680
Deferred revenues	83	80
Agent commissions	70	37
SU reimbursement	6	25
Related parties (Note 7)	40	12

	$1,494	$834

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Vacation, bonuses and social security payable	$115	$84
Special termination benefits	17	14
Other	—	6

	$132	$104

Non current
Special termination benefits	$32	$30

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Tax on Universal Service	$95	$61
Turnover tax	46	46
VAT, net	12	41
Income tax, net (i)	7	30
Tax on minimum presumed income, net	18	9
Regulatory fees	12	8
Internal taxes	13	9
Other	26	18

	$229	$222

Non current
Deferred tax liabilities (i)	$63	$92

(i)	See Note 10.

5. Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2006	As of December 31, 2005
Current
Contributions to government programs	$13	$13
Deferred revenue on sale of capacity and related services	6	2
Court fee	3	3
Guarantees received	5	4
Other	9	9

	$36	$31

Non current

Deferred revenue on sale of capacity and related services	$49	$32
Asset retirement obligations	24	21
Court fee	14	15
Retirement benefits	14	10
Other	1	—

	$102	$78

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2006	2005	2004
Voice	$2,490	$2,404	$2,302
Data	167	150	151
Internet	396	317	265

Subtotal	3,053	2,871	2,718
Wireless	4,319	2,797	1,733
Directories publishing	65	50	43

	$7,437	$5,718	$4,494

(m) Gain (loss) on equity investees

Gain (loss) on equity investees consists of the following:

	Years ended December 31,
	2006	2005	2004
Gain on capital reimbursement of Nucleo	$6	$—	$—
Loss on 2003 Telecommunications Fund	(1)	—	—
Gain on sale of equity interest in Intelsat Ltd	—	7	—
Nahuelsat S.A	—	—	(2)

	$5	$7	$(2)

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2006	2005	2004
Generated by assets
Interest income	$79	$103	$92
Foreign currency exchange gain (loss)	6	(273)	178
Impairment loss on the Argentina 2004 bond	—	—	(56)
Holding losses on inventories	(5)	(14)	(6)
Other	8	(16)	14

Total generated by assets	$88	$(200)	$222

Generated by liabilities
Interest expense (i)	$(365)	$(674)	$(747)
Less capitalized interest on fixed assets	14	6	5
Loss on discounting of debt	(131)	(116)	(21)
Foreign currency exchange gain (loss)	(204)	761	(638)
Gain (loss) on derivatives	114	(83)	—
Other	2	—	7

Total generated by liabilities	$(570)	$(106)	$(1,394)

	$(482)	$(306)	$(1,172)

(i)	Includes $82 as of December 31, 2005, and $134 as of December 31, 2004, corresponding to penalty interests.

5. Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2006	2005	2004
Provision for contingencies	$(97)	$(88)	$(24)
Severance indemnities and special termination benefits	(49)	(57)	(59)
Allowance for obsolescence of materials	(22)	—	—
Allowance for doubtful accounts and other assets	(13)	(20)	(1)
Allowance for obsolescence of inventories	(5)	(7)	(1)
SU reimbursement	—	(11)	—
Other, net	—	18	7

	$(186)	$(165)	$(78)

(p) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2006	2005	2004
Discount on principal	$—	$167	$72
Discount on accrued and penalty interest	—	984	142
Gain on discounting of debt	—	352	41

Subtotal before related expenses and income tax	—	1,503	255
Other related expenses	—	(79)	(46)

	$—	$1,424	$209

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2006	2005	2004	2003
Cash and banks	$31	$46	$32	$26
Current investments	631	596	3,630	2,441

Total as per balance sheet	$662	$642	$3,662	$2,467
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	—	(463)	(193)
- Government bonds (i)	—	(40)	(251)	(58)
- Equity investments	—	—	(8)	—

Total cash and cash equivalents as shown in the statement of cash flows	$662	$602	$2,940	$2,216

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Years ended December 31,
	2006	2005	2004
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(5)	$(2)	$(90)
Trade accounts receivable	(134)	(118)	(31)
Other receivables	(80)	3	4
Inventories	(85)	(49)	(81)

	$(304)	$(166)	$(198)

Net (decrease) increase in liabilities
Accounts payable	$247	$225	$75
Salaries and social benefits payable	30	22	5
Taxes payable	(32)	(13)	(46)
Other liabilities	22	9	4
Contingencies	(75)	(13)	(18)

	$192	$230	$20

Income taxes paid during the years ended December 31, 2006 and 2005, amounted to $21 and $11, respectively. Interest paid during the years ended December 31, 2006, 2005 and 2004 (including debt restructuring related expenses), amounted to $457, $944 and $154, respectively.

•	Main non-cash operating transactions:

	Years ended December 31,
	2006	2005	2004
Provision for minimum presumed income tax	46	47	46
Derivatives	114	—	—
Foreign currency translation adjustments in assets	73	27	20
Foreign currency translation adjustments in liabilities	37	18	14
Government bonds and tax credits exchanged for tax certificates	—	—	4

6. Supplementary cash flow information (continued)

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2006	2005	2004
Acquisition of fixed assets (Note 15.a)	$(1,177)	$(617)	$(500)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(116)	(142)	(204)
Less:
Acquisition of fixed assets through incurrence of accounts payable	447	194	227
Capitalized interest on fixed assets	14	6	5
Wireless handsets lent to customers at no cost (i)	4	3	8
Asset retirement obligations	3	8	3

	$(825)	$(548)	$(461)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2006	2005	2004
Acquisition of intangible assets (Note 15.b)	$(72)	$(36)	$(24)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(6)	(14)	(1)
Less:
Acquisition of intangible assets through incurrence of accounts payable	13	4	13
Debt issue costs classified as financing activities	24	13	—

	$(41)	$(33)	$(12)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2006	2005	2004
Government bonds with maturities of more than three months	$45	$213	$(147)
Time deposits with maturities of more than three months	—	442	(235)
Proceeds for the sale of equity investments	—	13	4

Total cash flows from investments not considered as cash equivalents	$45	$668	$(378)

•	Financing activities components:

	Years ended December 31,
	2006	2005	2004
Debt proceeds	$36	$1,236	—
Payment of Notes	(1,025)	(3,432)	—
Payment of bank loans	(86)	(1,252)	(471)
Payment of interest on Notes	(359)	(773)	—
Payment of interest on bank loans	(74)	(125)	(118)
Payment of debt restructuring related expenses	(24)	(46)	(36)
Payment of liquidating dividend of Nucleo	(4)	—	—

Total financing activities components	$(1,536)	$(4,392)	(625)

7 – Related party transactions

(a) Controlling group

As of December 31, 2006, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

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

As of December 31, 2006, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. W de Argentina – Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

7 – Related party transactions (continued)

(b) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. In addition, the Company has conducted non significant transactions with its direct shareholder, Nortel, for the years presented. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004:

	As of December 31, 2006	As of December 31, 2005
Accounts receivable
Telecom Italia S.p.A. (a) (c)	$2	$3
TIM Celular S.A. (a)	2	1

	$4	$4

Accounts payable:
Telecom Italia S.p.A. (a) (c)	$7	$5
Telecom Italia Sparkle S.p.A. (a)	15	1
Italtel Argentina S.A. (a)	6	4
Italtel S.p.A. (a)	1	—
TIM Celular S.A. (a)	6	—
Entel S.A. (Bolivia) (a)	1	—
Etec S.A. (a)	1	—
Latin American Nautilus Argentina S.A.(a)	2	—
Latin American Nautilus USA Inc (a)	1	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A.(b)	—	1

	$40	$12

	Transaction description	Years ended December 31,
		2006	2005	2004
Services rendered:
Related parties as of December 31, 2006
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$6	$3	$4
Entel S.A. (Bolivia) (a)	International inbound calls	2	1	1
Latin American Nautilus Argentina S.A.(a)	International inbound calls	1	1	—
Latin American Nautilus USA Inc (a)	International inbound calls	—	1	—
Latin American Nautilus S.A.(a)	International inbound calls	—	—	2
Telecom Italia S.p.A. (a) (c)	Roaming	5	5	4
TIM Celular S.A. (a)	Roaming	9	6	2
Former related parties (d)
Entel Chile S.A	International inbound calls	—	3	10
Golden Lines	International inbound calls	—	1	1
Entel PCS Telecomunicaciones S.A	Roaming	—	2	5
Corporacion Digitel C.A	Roaming	—	1	—

Total net sales		$23	$24	$29

Services received:
Related parties as of December 31, 2006
Telecom Italia S.p.A. (a) (c)	Fees for services and roaming	(17)	(20)	(4)
Entel S.A. (Bolivia) (a)	International outbound calls	(4)	(3)	(4)
Etec S.A. (a)	International outbound calls	(4)	(4)	(3)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	(19)	(9)	(3)
TIM Celular S.A. (a)	Roaming and Maintenance, materials and supplies	(10)	(3)	—
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	(4)	(1)	—
Latin American Nautilus USA Inc (a)	International outbound calls	(1)	(1)	—
Latin American Nautilus Argentina S.A.(a)	Lease of circuits	(2)	(1)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A (b)	Insurance (*)	(6)	(3)	(2)
Caja de Ahorro y Seguro S.A. (b)	Insurance	(2)	—	—
Caja de Seguros S.A. (b)	Insurance	(2)	(1)	(2)
Former related parties (d)
Tel3 S.A	Lease of circuits	—	(8)	(14)
Entel Chile S.A	International outbound calls	—	(3)	(13)
Golden Lines	Roaming	—	(1)	(1)
Pirelli Energía Cables y Sistemas de Argentina S.A	Maintenance, materials and supplies	—	—	(10)
Pirelli Telecomunicaciones Cables y Sistemas de Argentina S.A	Maintenance, materials and supplies	—	—	(4)
Teco Soft Argentina S.A	Fees for services	—	—	(3)

Total operating costs		$(71)	$(58)	$(64)

(*)	Shown in Note 15.h. under the line item “Salaries and social security”.

7 – Related party transactions (continued)

	Years ended December 31,
	2006	2005	2004
Purchases of fixed assets/intangible assets:
Related parties as of December 31, 2006
Telecom Italia Sparkle S.p.A. (a)	$47	$18	$24
Italtel Argentina S.A. (a)	51	14	—
Italtel S.p.A. (a)	—	1	—
Latin American Nautilus Argentina S.A. (a)	3	1	—
Latin American Nautilus USA Inc. (a)	1	—	—
Former related parties (d)
Tel3 S.A	—	3	4
Pirelli Energía Cables y Sistemas de Argentina S.A.	—	6	—

Total fixed assets and intangible assets	$102	$43	$28

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina - Inversiones S.L.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(d)	These entities are no longer related parties at December 31, 2006.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(d) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection.

(e) Sale of equity interest in Intelsat Ltd.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of its equity interest in Intelsat to Zeus Holdings Limited for $13 (equivalent to US$ 5 million). The sale transaction was completed in the first quarter of 2005 generating a gain of approximately $7.

8 – Debt

8.1. The Company’s short-term and long-term debt

As of December 31, 2006 and 2005, the Company’s short-term and long-term debt comprises the following:

	As of December 31, 2006	As of December 31, 2005
Short-term debt:
- Principal:
Notes	$1,014	$761
Bank loans	334	39

Subtotal	1,348	800
- Accrued interest	42	59
- Derivatives	5	46

Total short-term debt	$1,395	$905

Long-term debt:
- Principal:
Notes	$2,798	$3,856
Bank loans	51	386

Subtotal	2,849	4,242
- Effect on discounting of debt	(146)	(277)
- Derivatives	—	31

Total long-term debt	$2,703	$3,996

Total debt	$4,098	$4,901

The following table segregates the Telecom Group’s debt by company as of December 31, 2006:

8 – Debt (continued)

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2006	Consolidated as of December 31, 2005
♦ Principal	2,995	1,177	25	4,197	5,042
♦ Accrued interest	40	2	—	42	59

Subtotal	3,035	1,179	25	4,239	5,101
♦ Effect on discounting of debt	(146)	—	—	(146)	(277)
♦ Derivatives	5	—	—	5	77

Total debt	2,894	1,179	25	4,098	4,901

■ Current	1,015	370	10	1,395	905
■ Non current	1,879	809	15	2,703	3,996

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. The Company issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2006, the Company has made mandatory and optional principal prepayments which prepaid all principal amortization payments originally scheduled up to April 2009 and 75% of the principal amortization payment originally scheduled due October 2009.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2006	B+	A+	B	A

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

8 – Debt (continued)

Excess cash is measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. During fiscal year 2006, Telecom made a cash payment of $982 corresponding to (i) “excess cash” determined for periods ended on December 31, 2005 and June 30, 2006, and (ii) additional optional prepayments on the notes.

Based on these consolidated financial statements, the Company has determined an “excess cash” of $254 (equivalent to US$ 83 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that the Company complies with various negative covenants (that are standard for this type of transaction but not absolute), including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, the Company held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

8 – Debt (continued)

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. The Company paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the new Notes

The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2006:

8 – Debt (continued)

Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Book value at December 31, 2006 (in million of $)					Fair value as of December 31, 2006
					Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 70	October 2014	214	2	216	(16)	200	212
A-1	2	Euro 493	Euro 353	October 2014	1,424	15	1,439	(97)	1,342	1,401
B-1	—	US$ 933	US$ 298	October 2011	911	19	930	(3)	927	953

					2,549	36	2,585	(116)	2,469	2,566

Unlisted
A-2	1	US$ 7	US$ 5	October 2014	16	—	16	(1)	15	16
A-2	2	Euro 41	Euro 29	October 2014	118	1	119	(8)	111	116
A-2	3	Yen 12,328	Yen 8,815	October 2014	227	1	228	(21)	207	226
A-2	4	$ 26	(**) $ 21	October 2014	21	1	22	—	22	22
B-2	—	US$ 66	US$ 21	October 2011	64	1	65	—	65	67

					446	4	450	(30)	420	(*) 447

					2,995	40	3,035	(146)	2,889	3,013

(*)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) the Company fails to pay certain of its obligations, (ii) certain of the Company’s obligations are accelerated, (iii) the Company repudiates or declares a moratorium with respect to certain of its obligations, (iv) the Company restructures certain of its obligations in a certain way, or (v) the Company becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at December 31, 2006 are as follows:

8 – Debt (continued)

Characteristics of the agreement	Swap in euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 379 million	¥ 8,742 million
- Outstanding principal to render subject to contract	US$ 462 million	US$ 77 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 409 million	¥ 9,024 million
- Total principal and interest to be paid	US$ 516 million	US$ 85 million
- Swap estimated market value as of 12.31.06 – (assets) liabilities	(US$ 30.2 million)	US$ 4.1 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In December 2006, Personal cancelled Series 1 for a total amount of $48 (corresponding $43 to principal and $5 to accrued interest).

The following table shows the outstanding series of Notes as of December 31, 2006:

Series	Nominal value (in millions)	Term in years	Maturity date	Annual rate %	Book value as of December 31, 2006 (in million of $)				Fair value as of December 31, 2006
					Principal	Accrued interest	Issue discount and underwriting fees	Total
2	$ 87	3	December 2008	(a) 16.26	87	—	—	87	(b) 87
3	US$ 240	5	December 2010	9.25	735	1	(5)	731	776

				Total	822	1	(5)	818	863

(a)	Floating Badlar plus 6.5%. Badlar for the period December 22, 2006 through March 22, 2007 is 9.76%. Total interest rate cannot be lower than 10% or higher than 20%.
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2006	B+	A+	B	A

2. Bank loans

In July 2005, Personal entered into two loan agreements with certain financial institutions aggregating $17, the proceeds of which were used to purchase fixed assets. These loans matured in July and September 2006 and were fully cancelled.

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of December 31, 2006, the book value of this loan amounts to $62. In February 2007, Personal made a principal prepayment of US$8 million.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of December 31, 2006:

8 – Debt (continued)

Loans	Nominal value (in millions)		Term in months	Maturity date	Annual rate %		Book value at December 31, 2006 (in million of $)
							Principal	Accrued interest	Total
Peso Facility
Tranche A		$57	18	June 2007	12.20		57	—	57
Tranche B		$30	24	December 2007	13.10		30	—	30
Dollar Facility
Tranche A	US$	34.5	18	June 2007	(a	) 7.37	106	—	106
Tranche B	US$	34.5	24	December 2007	(a	) 7.62	106	—	106

					Total		299	—	(b) 299

(a)	These loans were issued at a 3-months LIBOR plus 2% for Tranche A and plus 2.25% for Tranche B. LIBOR for the period December 22, 2006 through March 22, 2007 is 5.37%
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

•	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.0;

•

Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly - including amortization issue discount-) for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants (that are standard for this type of transaction but not absolute), including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

8 – Debt (continued)

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

In November 2004, Nucleo had completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo had refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

During the first quarter of 2006, Nucleo cancelled the remaining financial debt with banks, together with the Personal’s Promissory Note. The funds used for said cancellations derived from two loans from banks with operations in Paraguay for a total amount of US$ 9.5 million, and from Nucleo’s own funds (US$ 7.5 million).

At December 31, 2006, the outstanding debt of Nucleo amounts $25 (US$8 million). The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

•	the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

•

the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of certain financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

9 – Shareholders’ equity

(a) Common stock

At December 31, 2006, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

9 – Shareholders’ equity (continued)

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

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety. Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

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

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

9 – Shareholders’ equity (continued)

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

Since the Company reported significant accumulated losses for the year ended December 31, 2005, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualified for mandatory reduction of its capital stock. As a result of this situation, the BCBA decided to transfer the trading of the Company’s common stock and the notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

Accordingly, the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the absorption of the full amount of the Company’s legal reserve ($277) and a portion of the inflation adjustment of common stock ($356) in order to remediate this situation. This absorption did not affect the total shareholders’ equity and represented a qualitative movement only. Consequently, the Company does not qualify for mandatory reduction and, after the BCBA considered the June 2006 consolidated financial statements, does not qualify for the “Rueda Reducida” status either.

10. Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the years ended December 31, 2006, 2005 and 2004 consists of the following:

	Years ended December 31,
	2006	2005	2004
Current tax expense (i)	$(12)	$(35)	$(1)
Deferred tax (expense) benefit	(52)	(504)	223
Valuation allowance	81	417	(248)

Income tax benefit (expense) (ii)	$17	$(122)	$(26)

(i)	In 2006, $(4) corresponds to Publicom and $(8) corresponds to Nucleo.

In 2005, $(25) corresponds to Telecom, $(2) corresponds to Publicom and $(8) corresponds to Nucleo.

In 2004, corresponds to Nucleo.

(ii)	In 2006, $33 corresponds to Telecom, $(4) corresponds to Personal, $(7) corresponds to Nucleo and $(5) corresponds to Publicom.

In 2005, $(219) corresponds to Telecom, $104 corresponds to Personal, $(3) corresponds to Publicom and $(4) corresponds to Nucleo.

In 2004, $(2) corresponds to Publicom, $(6) corresponds to Personal and $(18) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2006					As of December 31, 2005
	Telecom	Personal	Nucleo	Publicom	Total
Tax loss carryforwards	$556	$164	—	$2	$722	$974
Foreign exchange gains and losses	—	—	—	—	—	80
Allowance for doubtful accounts	38	29	—	2	69	67
Provision for contingencies	85	28	—	3	116	127
Other deferred tax assets	78	18	—	—	96	62

Total deferred tax assets	757	239	—	7	1,003	1,310
Fixed assets	(104)	(63)	—	—	(167)	(211)
Inflation adjustments (i)	(619)	(82)	(1)	—	(702)	(913)

Total deferred tax liabilities	(723)	(145)	(1)	—	(869)	(1,124)

Subtotal deferred tax assets (liabilities)	34	94	(1)	7	134	186
- Valuation allowance	(195)	—	—	(2)	(197)	(278)

Net deferred tax (liabilities) assets as of December 31, 2006	$(161)	$94	$(1)	$5	$(63)

Net deferred tax (liabilities) assets as of December 31, 2005	$(194)	$98	$(2)	$6		$(92)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) for the years ended December 31, 2006, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

10. Income tax (continued)

	Argentina	International	Total
Pre-tax income on a separate return basis	291	81	372
Non taxable items	(128)	(7)	(135)

Subtotal	163	74	237
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(57)	(7)	(64)
Change in valuation allowance (*)	81	—	81

Income tax benefit (expense) as of December 31, 2006	24	(7)	17

Pre-tax income on a separate return basis	1,282	27	1,309
Non taxable items	176	(8)	168

Subtotal	1,458	19	1,477
Statutory income tax rate	35%	20%

Income tax expense at statutory tax rate	(510)	(4)	(514)
Tax payable	(25)	—	(25)
Change in valuation allowance (*)	417	—	417

Income tax expense as of December 31, 2005	(118)	(4)	(122)

Pre-tax (loss) income on a separate return basis	(454)	8	(446)
Non taxable items	(232)	52	(180)

Subtotal	(686)	60	(626)
Statutory income tax rate	35%	30%

Income tax (expense) benefit at statutory tax rate	240	(18)	222
Change in valuation allowance (*)	(248)	—	(248)

Income tax expense as of December 31, 2004	(8)	(18)	(26)

(*)	In 2006, corresponds to Telecom Argentina.

In 2005, $419 corresponds to Telecom Argentina and $(2) corresponds to Publicom.

In 2004, $(332) corresponds to Telecom Argentina and $84 corresponds to Personal.

As of December 31, 2006, the Company had accumulated operating tax loss carryforwards of $722. The following table details the operating tax loss carryforwards segregated by company:

Expiration year	Telecom Argentina	Personal	Publicom	Total consolidated
2007	$518	$135	$—	$653
2008	—	—	2	2
2009	34	—	—	34
2010	—	29	—	29
2011	4	—	—	4

Total	$556	$164	$2	$722

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was deducted entirely for income tax purposes in fiscal year 2002. However, the Company and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2006, a valuation allowance for an amount of $195 has been provided for Telecom Argentina’s related deferred tax assets. In addition, a valuation allowance for an amount of $2 has been provided for Publicom’s specific tax loss carryforwards.

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $442 as of December 31, 2006, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

11. Commitments and contingencies (continued)

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

(c) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2006, the Company has established reserves in an aggregate amount of $328 to cover potential losses under these claims and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2006, these restricted funds totaled $44. The Company has classified these balances to other receivables on the Company’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected the Company’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

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

11. Commitments and contingencies (continued)

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2006, total claims in these labor lawsuits amounted to $11.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

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

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Subsequent to December 31, 2006, Personal appealed this assessment with the National Tax Court. The AFIP´s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

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

11. Commitments and contingencies (continued)

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

Profit sharing bonds

Different legal actions were brought by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 – which expressly exempts the Company from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

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

12. Segment information (continued)

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment

Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)

Wireless	Personal
Nucleo

Directories publishing	Publicom

(i)	Dormant entity at December 31, 2006.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2006, 2005 and 2004, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2006

•	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Total
		Personal	Nucleo	Subtotal
Services	3,053	3,428	347	3,775	65	6,893
Handsets	—	536	8	544	—	544

Net sales	3,053	3,964	355	4,319	65	7,437
Salaries and social security	(663)	(146)	(20)	(166)	(11)	(840)
Taxes	(175)	(355)	(9)	(364)	(1)	(540)
Maintenance, materials and supplies	(253)	(79)	(13)	(92)	(22)	(367)
Bad debt expense	(16)	(46)	(1)	(47)	(1)	(64)
Interconnection costs	(159)	—	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	—	(56)
Fees for services	(107)	(131)	(11)	(142)	(1)	(250)
Advertising	(70)	(137)	(18)	(155)	(3)	(228)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	—	(548)
Other commissions	(42)	(71)	(5)	(76)	(3)	(121)
Cost of wireless handsets	—	(963)	(10)	(973)	—	(973)
Roaming	—	(135)	(2)	(137)	—	(137)
Charges for TLRD	—	(410)	(35)	(445)	—	(445)
Others	(144)	(130)	(16)	(146)	(4)	(294)

Operating income before depreciation and amortization	1,262	873	150	1,023	19	2,304
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	(1,342)
Amortization of intangible assets	(11)	(17)	(21)	(38)	(1)	(50)

Operating income	327	490	77	567	18	912
Equity gain from related companies	(1)	6	—	6	—	5
Financial results, net	(375)	(122)	13	(109)	2	(482)
Other expenses, net	(137)	(48)	1	(47)	(2)	(186)

Net (loss) income before income tax and minority interest	(186)	326	91	417	18	249
Income tax, net	33	(4)	(7)	(11)	(5)	17
Minority interest	—	—	(22)	(22)	—	(22)

Net (loss) income	(153)	322	62	384	13	244

(a)	Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA.

•	Balance sheet information

Fixed assets, net	4,060	1,458	243	1,701	2	5,763
Intangible assets, net	147	622	12	634	2	783
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	1	1,226
Depreciation of fixed assets	(924)	(366)	(52)	(418)	—	(1,342)
Amortization of intangible assets	(16)	(22)	(21)	(43)	(1)	(60)
Net financial debt	(2,324)	(1,026)	(2)	(1,028)	1	(3,351)

•	Cash flow information

Cash flows provided by (used in) operating activities	1,647	647	107	754	(1)	2,400

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	—	(866)
Decrease in investments not considered as cash and cash equivalents and other	62	—	—	—	—	62

Total cash flows used in investing activities	(373)	(379)	(52)	(431)	—	(804)

Cash flows from financing activities:
Debt proceeds	—	—	36	36	—	36
Payment of debt	(982)	(73)	(56)	(129)	—	(1,111)
Payment of interest and debt-related expenses	(326)	(128)	(3)	(131)	—	(457)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	—	(4)

Total cash flows used in financing activities	(1,308)	(201)	(27)	(228)	—	(1,536)

(Decrease) increase in cash and cash equivalents	(34)	67	28	95	(1)	60
Cash and cash equivalents at the beginning of the year	443	154	3	157	2	602

Cash and cash equivalents at the end of the year	409	221	31	252	1	662

12. Segment information (continued)

For the year ended December 31, 2005

•	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Total
		Personal	Nucleo	Subtotal
Services	2,871	2,254	211	2,465	50	5,386
Handsets	—	322	10	332	—	332

Net sales	2,871	2,576	221	2,797	50	5,718
Salaries and social security	(558)	(99)	(14)	(113)	(14)	(685)
Taxes	(165)	(223)	(6)	(229)	(1)	(395)
Maintenance, materials and supplies	(207)	(73)	(10)	(83)	(19)	(309)
Bad debt expense	(5)	(22)	(1)	(23)	(1)	(29)
Interconnection costs	(144)	—	—	—	—	(144)
Cost of international outbound calls	(94)	—	—	—	—	(94)
Lease of circuits	(30)	(11)	(7)	(18)	—	(48)
Fees for services	(79)	(74)	(5)	(79)	—	(158)
Advertising	(41)	(100)	(9)	(109)	(2)	(152)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(369)	—	(386)
Other commissions	(39)	(40)	(1)	(41)	(2)	(82)
Cost of wireless handsets	—	(602)	(11)	(613)	—	(613)
Roaming	—	(114)	(1)	(115)	—	(115)
Charges for TLRD	—	(251)	(20)	(271)	—	(271)
Others	(119)	(94)	(19)	(113)	(3)	(235)

Operating income before depreciation and amortization	1,373	530	91	621	8	2,002
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	(1,454)
Amortization of intangible assets	(9)	(20)	(15)	(35)	—	(44)

Operating income	289	173	35	208	7	504
Equity gain from related companies	7	—	—	—	—	7
Financial results, net	(117)	(190)	(1)	(191)	2	(306)
Other expenses, net	(111)	(52)	1	(51)	(3)	(165)
Gain on debt restructuring	1,424	—	—	—	—	1,424

Net income (loss) before income tax and minority interest	1,492	(69)	35	(34)	6	1,464
Income tax, net	(219)	104	(4)	100	(3)	(122)
Minority interest	—	—	(8)	(8)	—	(8)

Net income	1,273	35	23	58	3	1,334

(a)	Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Additionally, includes a net loss of $1 corresponding to Micro Sistemas.

•	Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	1	5,959
Intangible assets, net	91	644	26	670	3	764
Capital expenditures (without ARO and debt issue costs)	320	266	42	308	—	628
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	(1,454)
Amortization of intangible assets	(12)	(21)	(15)	(36)	—	(48)
Net financial debt	(3,062)	(1,163)	(36)	(1,199)	2	(4,259)

•	Cash flow information

Cash flows provided by operating activities	1,458	391	116	507	2	1,967

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	(1)	(581)
Decrease in investments not considered as cash and cash equivalents	668	—	—	—	—	668

Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	(1)	87

Cash flows from financing activities:
Debt proceeds	—	1,236	—	1,236	—	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	—	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	—	(944)

Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	—	(4,392)

(Decrease) increase in cash and cash equivalents	(2,407)	66	2	68	1	(2,338)
Cash and cash equivalents at the beginning of the year	2,850	88	1	89	1	2,940

Cash and cash equivalents at the end of the year	443	154	3	157	2	602

12. Segment information (continued)

For the year ended December 31, 2004

•	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Total
		Personal	Nucleo	Subtotal
Services	2,718	1,431	166	1,597	43	4,358
Handsets	—	135	1	136	—	136

Net sales	2,718	1,566	167	1,733	43	4,494
Salaries and social security	(491)	(80)	(10)	(90)	(12)	(593)
Taxes	(148)	(144)	(8)	(152)	(1)	(301)
Maintenance, materials and supplies	(184)	(28)	(6)	(34)	(15)	(233)
Bad debt expense	8	(11)	(1)	(12)	(1)	(5)
Interconnection costs	(135)	—	—	—	—	(135)
Cost of international outbound calls	(82)	—	—	—	—	(82)
Lease of circuits	(34)	(8)	(4)	(12)	—	(46)
Fees for services	(81)	(18)	(2)	(20)	(1)	(102)
Advertising	(27)	(57)	(7)	(64)	(2)	(93)
Agent commissions and distribution of prepaid cards commissions	(18)	(139)	(20)	(159)	—	(177)
Other commissions	(36)	(23)	(2)	(25)	—	(61)
Cost of wireless handsets	—	(233)	(4)	(237)	—	(237)
Roaming	—	(65)	—	(65)	—	(65)
Charges for TLRD	—	(124)	(13)	(137)	—	(137)
Others	(109)	(58)	(13)	(71)	(1)	(181)

Operating income before depreciation and amortization	1,381	578	77	655	10	2,046
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	(1,552)
Amortization of intangible assets	(48)	(28)	(17)	(45)	(1)	(94)

Operating income	100	269	25	294	6	400
Equity loss from related companies	—	—	—	—	(2)	(2)
Financial results, net	(989)	(166)	(18)	(184)	1	(1,172)
Other expenses, net	(68)	(11)	1	(10)	—	(78)
Gain (loss) on debt restructuring	(21)	223	7	230	—	209

Net (loss) income before income tax and minority interest	(978)	315	15	330	5	(643)
Income tax, net	—	(6)	(18)	(24)	(2)	(26)
Minority interest	—	—	3	3	—	3

Net (loss) income	(978)	309	—	309	3	(666)

(a)	Includes net sales of $38, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA.

•	Balance sheet information

Fixed assets, net	5,387	1,352	155	1,507	1	6,895
Intangible assets, net	84	648	38	686	3	773
Capital expenditures (without ARO)	254	232	35	267	—	521
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	(1,552)
Amortization of intangible assets	(50)	(29)	(19)	(48)	(1)	(99)
Net financial debt	(5,842)	(1,044)	(106)	(1,150)	1	(6,991)

•	Cash flow information

Cash flows provided by (used in) operating activities	1,754	366	81	447	(1)	2,200

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(233)	(32)	(265)	—	(473)
(Increase) decrease in investments not considered as cash and cash equivalents	(465)	69	18	87	—	(378)

Total cash flows used in investing activities	(673)	(164)	(14)	(178)	—	(851)

Cash flows from financing activities:
Payment of debt	—	(381)	(90)	(471)	—	(471)
Payment of interest and debt-related expenses	(17)	(116)	(21)	(137)	—	(154)

Total cash flows used in financing activities	(17)	(497)	(111)	(608)	—	(625)

Increase (decrease) in cash and cash equivalents	1,064	(295)	(44)	(339)	(1)	724
Cash and cash equivalents at the beginning of the year	1,786	383	45	428	2	2,216

Cash and cash equivalents at the end of the year	2,850	88	1	89	1	2,940

13. Unconsolidated information

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

Balance sheets:

	As of December 31, 2006	As of December 31, 2005
ASSETS
Current Assets
Cash and banks	$12	$38
Investments	472	520
Accounts receivable, net	379	349
Other receivables, net	41	34
Other assets, net	15	2

Total current assets	919	943

Non-Current Assets
Other receivables, net	284	169
Investments (i)	872	829
Fixed assets, net	4,044	4,510
Intangible assets, net	147	91
Other assets, net	10	21

Total non-current assets	5,357	5,620

TOTAL ASSETS	$6,276	$6,563

LIABILITIES
Current Liabilities
Accounts payable	$543	$399
Debt	1,015	819
Salaries and social security payable	109	92
Taxes payable	48	72
Other liabilities	33	29
Contingencies	78	54

Total current liabilities	1,826	1,465

Non-Current Liabilities
Debt	1,879	2,802
Salaries and social security payable	32	30
Taxes payable	161	194
Other liabilities	85	64
Contingencies	164	141

Total non-current liabilities	2,321	3,231

TOTAL LIABILITIES	$4,147	$4,696

SHAREHOLDERS’ EQUITY	$2,129	$1,867

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,276	$6,563

(i)	Includes $871 and $827 as of December 31, 2006 and 2005, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of December 31, 2006, includes $844, $25 and $2, corresponding to Personal, Publicom and Telecom Argentina USA, respectively. As of December 31, 2005, includes $793 and $34, corresponding to Personal and Publicom, respectively.

Statements of income:

	Years ended December 31,
	2006	2005	2004
Net sales	$3,404	$3,113	$2,876
Cost of services	(1,943)	(1,897)	(1,918)

Gross profit	1,461	1,216	958
General and administrative expenses	(162)	(150)	(139)
Selling expenses	(635)	(539)	(558)

Operating income	664	527	261
Equity gain (loss) from long-term investments (i)	43	(196)	173
Financial results, net	(376)	(97)	(1,016)
Other expenses, net	(120)	(105)	(63)
Gain on debt restructuring	—	1,424	(21)

Net income (loss) before income tax	211	1,553	(666)
Income tax expense, net	33	(219)	—

Net income (loss)	$244	$1,334	$(666)

(i)	The equity gain (loss) from long-term investments includes:

	Years ended December 31,
	2006	2005	2004
Publicom	$9	$4	$3
Personal	33	(205)	170
Telecom Argentina USA	2	(1)	—
2003 Telecommunications Fund	(1)	—	—
Micro Sistemas	—	(1)	—
Gain on sale of equity interest in Intelsat Ltd	—	7	—

Total	$43	$(196)	$173

13. Unconsolidated information (continued)

Condensed statements of cash flows:

	Years ended December 31,
	2006	2005	2004
Cash flows provided by operating activities	$1,647	$1,445	$1,756
Cash flows from investing activities
Acquisition of fixed and intangible assets	(435)	(294)	(206)
Decrease (increase) in investments not considered as cash and cash equivalents and other concepts	62	751	(465)

Total cash flows provided by (used in) investing activities	(373)	457	(671)

Cash flows from financing activities
Payment of debt	(982)	(3,432)	—
Payment of interest and debt-related expenses	(326)	(805)	(17)

Total cash flows used in investing activities	(1,308)	(4,237)	(17)

(Decrease) increase in cash and cash equivalents	(34)	(2,335)	1,068
Cash and cash equivalents at the beginning of year	518	2,853	1,785

Cash and cash equivalents at year-end	$484	$518	$2,853

14. Differences between Argentine GAAP and US GAAP

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

	Years ended December 31,
	2006	2005	2004
Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$244	$1,334	$(666)
US GAAP adjustments:
Foreign currency translation (a)	(17)	(10)	9
Reversal of capitalization of foreign currency exchange differences (b.1)	—	29	6
Depreciation of foreign currency exchange differences (b.2)	104	100	117
Debt Restructurings (c)	418	(1,230)	(235)
Extinguishment of Personal’s and Nucleo’s restructured debts (d)	7	165	—
Personal Pre-APE Debt Restructurings (e)	—	—	20
Other adjustments (f)	(2)	(5)	(6)
Tax effects on US GAAP adjustments (g.1)	(185)	328	34
Valuation allowance (g.2)	—	424	(60)
Minority interest (h)	3	3	(1)

Net income (loss) under US GAAP	$572	$1,138	$(782)

14. Differences between Argentine GAAP and US GAAP (continued)

	As of December 31,
	2006	2005	2004
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$2,129	$1,867	$526
US GAAP adjustments:
Foreign currency translation (a)	(49)	(7)	11
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)	(813)
Accumulated depreciation of foreign currency exchange differences (b.2)	574	470	370
Debt Restructurings (c)	(875)	(1,300)	(235)
Other adjustments (f)	(6)	3	1
Tax effects on US GAAP adjustments (g.1)	382	565	239
Valuation allowance (g.2)	—	—	(424)
Minority interest (h)	16	5	(1)

Shareholders’ equity (deficit) under US GAAP	$1,387	$819	$(326)

	Years ended December 31,
	2006	2005	2004
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$819	$(326)	$456
Other comprehensive (loss) income	(4)	7	—
Net income (loss) under US GAAP	572	1,138	(782)

Shareholders’ equity (deficit) as of the end of the year	$1,387	$819	$(326)

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using year-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

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

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

b.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2006, 2005 and 2004, of the adjustment described in b.1 above.

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Personal’s subsidiary, Nucleo, completed the restructuring of their respective outstanding indebtedness (see “Gain on debt Restructuring” on the Consolidated Statement of Income and Note 5.w). The restructurings of Telecom Argentina, Personal and Nucleo’s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

14. Differences between Argentine GAAP and US GAAP (continued)

Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated net present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the years ended December 31, 2006, 2005 and 2004, the Company recorded a $131, $116 and $1 loss on accretion, respectively.

As a result of the extinguishment of Personal’s and Nucleo’s restructured debts detailed in d) below, the only valuation difference arising from debt restructurings as of December 31, 2006 is that related to Telecom Argentina.

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

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP a gain of $19 and $9 on debt restructuring related to Telecom Argentina and Personal debt restructuring, respectively, was measured by the excess of the carrying amount of the payables over the cash surrendered.

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

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructurings. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

On the other hand, for those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, and a gain was recognized under US GAAP equal to the amount of the reduction. In the case of Telecom Argentina and Personal debt restructuring, such gain under US GAAP amounted to $91 and $7, respectively. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

When any principal prepayments are made, the Company estimates the total new future mandatory cash payments and consequently records a gain under US GAAP as a result of the reduction of the estimated future cash payments at the time of prepayment.

In summary, the US GAAP reconciling item of net income (loss) reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of a portion of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, (c) reversal of interest expense of new debt instruments computed under Argentine GAAP, (d) gain arising from principal prepayments and (e) computation of the interest expense under US GAAP as described above.

14. Differences between Argentine GAAP and US GAAP (continued)

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2006	2005	2004
Reversal of loss on accretion recognized under Argentine GAAP (a)	$131	$116	$1
Reversal of a portion of gain on restructuring recognized under argentine GAAP (b)	—	(1,393)	(239)
Reversal of interest expense computed under Argentine GAAP (c)	226	200	12
Gain on principal prepayments in April and October 2006 under US GAAP (d)	179	—	—
Computation of interest expense under US GAAP (e)	(118)	(153)	(9)

Total US GAAP reconciling item for Debt Restructurings	$418	$(1,230)	$(235)

Included in the reconciliation of shareholders´ equity:

Debt valuation differences between Argentine GAAP and US GAAP	As of December 31,
	2006	2005		2004
	Telecom Argentina	Telecom Argentina	Nucleo	Personal	Nucleo
Total debt under Argentine GAAP (a)	$2,894	$3,621	$38	$1,115	$120
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151	11	203	11
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)	—	(9)	—
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)	—	(7)	—
Discounting of debt amount at year-end	146	277	—	40	—
Gain on principal prepayments in April and October 2006 under US GAAP	(179)	—	—	—	—
Difference between Argentine GAAP and US GAAP on the computed interest	(133)	(25)	(4)	(2)	(1)

Total debt under US GAAP (b)	$3,769	$4,914	$45	$1,340	$130

Breakdown by entity	As of December 31,
	2006	2005	2004
Telecom Argentina (b) – (a)	$875	$1,293	$—
Personal (b) – (a)	—	—	225
Nucleo (b) – (a)	—	7	10

Total US GAAP reconciling item for Debt Restructurings	$875	$1,300	$235

d) Extinguishment of Personal’s and Nucleo’s restructured debts

As discussed in Note 8.3., in December 2005, Personal issued new Notes and bank loans, the net proceeds of which were used, together with available cash, to fully settle all amounts of principal and interest outstanding under Series A and Series B loans, which had been issued in November 2004 pursuant to Personal’s debt restructuring (“Personal’s restructured debts”).

Additionally, as discussed in Note 8.3., in the first quarter of 2006, Nucleo issued new debt which, together with available cash, was used to settle the outstanding bank loans which had been restructured in November 2004.

As Personal’s and Nucleo’s restructured debts were fully settled, under both Argentine GAAP and US GAAP, the Company derecognized such debts and recorded, under US GAAP, a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debts and the cash surrendered.

As discussed in c) above, Personal’s and Nucleo’s restructured debts had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Personal’s and Nucleo’s restructured debts as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Personal’s and Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income (loss) for the years ended December 31, 2006 and 2005 represents such different gain on Nucleo’s and Personal’s debt extinguishment, respectively.

e) Personal Pre-APE Debt Restructurings

During the year ended December 31, 2004, Personal received notices of acceleration for the restructured debt in December 2002. Accordingly, Personal recorded a loss of $20 under Argentine GAAP to carry such debt at fair value. Since no gain had been originally recorded under US GAAP and the old debt had not been derecognized, the US GAAP adjustment reflects the reversal of the loss recorded under Argentine GAAP.

14. Differences between Argentine GAAP and US GAAP (continued)

f) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income (loss):

	Years ended December 31,
	2006	2005	2004
Present-value accounting	$(6)	$2	$(8)
Accounting for investments in debt securities	7	(7)	—
Cost related to certain amendments of restructured debt terms	(2)	—	—
Fixed assets held for sale	(1)	—	—
Equity gain on related companies	—	—	2

Total other adjustments (f)	$(2)	$(5)	$(6)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2006	2005	2004
Present-value accounting	$(3)	$3	$1
Cost related to certain amendments of restructured debt terms	(2)	—	—
Fixed assets held for sale	(1)	—	—

Total other adjustments (f)	$(6)	$3	$1

•	Present-value accounting

As indicated in Notes 4.f. and 4.g., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

•	Accounting for investments in debt securities

Under Argentine GAAP, certain investments in debt securities were recorded at fair value with unrealized gain of $7, recognized in the statement of income for the year ended December 31, 2005. Under US GAAP, these investments were classified as available-for-sale and unrealized gain was excluded from earnings and reported as a separate component of shareholders equity until sale or disposal.

In the first quarter of 2006, the Company sold these investments. Therefore, the Company recognized the gain in the statement of income for US GAAP purposes during the year 2006.

•	Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2., in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment are deferred and amortized under the interest method over the remaining life of the related debt.

However, under US GAAP, the Company followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the period with third parties have to be recognized as expenses.

•	Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them, as from September 30, 2005. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the year ended December 31, 2006 represents the depreciation of such assets. The depreciation of these assets for the fourth quarter of 2005 is less than $1.

14. Differences between Argentine GAAP and US GAAP (continued)

•	Gain (loss) on equity investees

As of December 31, 2004, the Company held a 5.75% ownership interest in Nahuelsat, which was subsequently sold during the year 2005. Under Argentine GAAP, the Company recorded this investment at the lower of cost or net realizable value.

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

During the year 2003, the investment in Nahuelsat was written up for Argentine GAAP purposes. Subsequently, during the year 2004, the Company recorded a new write-down of the investment of $2 for Argentine GAAP purposes. For US GAAP purposes, for the reasons described above, such write-up and down were reversed.

•	Inventories

Under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market. This effect is not shown on the summary table above, because this US GAAP adjustment is less than $1 for all years presented.

g) Income taxes

g.1) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

g.2) Valuation allowance

The US GAAP reconciling item for the year ended December 31, 2005 reflects the full reversal of the valuation allowance previously provided for under US GAAP.

h) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

i) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees - Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established 0in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

14. Differences between Argentine GAAP and US GAAP (continued)

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

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

j) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. zero-cost collar and optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Since it was determined that (i) the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, and (ii) a separate instrument with the same terms would not qualify as a derivative instrument, the embedded derivative were not separated from the host contract.

k) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2016. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2006, are as follows:

Year ending December 31, 2007	60
Year ending December 31, 2008	15
Year ending December 31, 2009	8
Year ending December 31, 2010	4
Thereafter	3

Total	$90

14. Differences between Argentine GAAP and US GAAP (continued)

Rental expense and lease of circuits for the years ended December 31, 2006, 2005 and 2004 are included in Note 15.h.

The Company does not have assets under capital leases for the years ended December 31, 2006, 2005 and 2004.

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

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not necessarily represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2006 and 2005 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	—	—	40	40

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

14. Differences between Argentine GAAP and US GAAP (continued)

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payables and no significant changes in interest rates.

Debt

The fair value of the Company’s debt as of December 31, 2006 is estimated based on its quoted market prices as described in Note 8. As of December 31, 2006, the fair value of the Company’s debt was $4,267 and the related carrying amount was $4,098 under Argentine GAAP. As of December 31, 2005, the fair value of the Company’s debt was $5,017 and the related carrying amount was $4,901 under Argentine GAAP.

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

The following tables summarize benefit costs for the years ended December 31, 2006, 2005 and 2004, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2006 and 2005:

	As of December 31,
	2006	2005
Accumulated benefit obligation	$6	$4
Effect of future compensation increases	8	6

Projected benefit obligation	$14	$10

	Years ended December 31,
	2006	2005	2004
Service cost	$1	$1	$1
Interest cost	3	2	1

Total benefit cost	$4	$3	$2

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2006	2005	2004
Discount rate (1)	10.5%	10.5%	11%
Projected increase rate in compensation	10-12%	10-30%	2-12%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.

d) Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most or all of these factors occurred at various times in the past few years and still occur today in the Company’s core target market in Argentina. The Company has no control over these matters.

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings; and

•	Government regulation.

14. Differences between Argentine GAAP and US GAAP (continued)

e) Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2006 and 2005 was $24 and $21, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2006 and 2005 were not significant.

f) Segment Information

As discussed in Note 12, the Company has identified its operating segments to be the six legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

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

g) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2006 and 2005.

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

As of December 31, 2006, the net current deferred tax asset is $369 and the net non-current deferred tax liability is $50 under US GAAP. As of December 31, 2005, the net current deferred tax asset is $272 and the net non-current deferred tax asset is $201 under US GAAP.

14. Differences between Argentine GAAP and US GAAP (continued)

Current restricted cash

Under Argentine GAAP, as described in Note 11.c., the Company has classified restricted cash amounting to $44 as other receivables, as of December 31, 2006. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2006 represented cash in escrow related to certain judicial proceedings. The restricted cash is $ 17 as of December 31, 2005.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all periods presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all periods presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. In making the classification, Telecom Argentina uses its best estimates of generating cash flows during the following periods.

Under US GAAP, current restructured debt includes amounts due within the next twelve months at the balance sheet date. All other amounts are classified as non-current. Therefore, as of December 31, 2006, current and non current debt under US GAAP would have been $679 and $4,294, respectively. As of December 31, 2005, current and non current debt under US GAAP would have been $557 and $5,644, respectively.

h) Acquisition of indefeasible rights of use

In the ordinary course of business, the Company enters into certain capacity agreements (the “IRU Contracts”) pursuant to which the Company purchases the rights to use of fiber optic capacity for a period of 15 years. The rights of use purchased in 2006 amounted to $52 of which $13 is still outstanding as of December 31, 2006. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts.

Under Argentine GAAP, the Company recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts, i.e. 15 years. Amortization expense is included under intangible amortization in the statement of income. The Company determined that the two capacity agreements are service contracts.

Under US GAAP, the Company evaluated the guidance in EITF 01-08 “Determining whether an arrangement contains a lease”, and determined that the contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $4 and $2 for the years ended December 31, 2006 and 2005, respectively, and service expense would have been increased by same amounts for those years.

i) Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

14. Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2006	2005	2004
Operating income under Argentine GAAP	$912	$504	$400
Foreign currency translation	6	2	1
Depreciation of foreign currency exchange differences	104	117	119
Other expenses, net as operating loss under US GAAP	(186)	(165)	(78)
Other	(6)	(14)	(6)

Operating income under US GAAP	$830	$444	$436

j) Earnings per share

Under Argentine GAAP, the Company computes net income (loss) per common share and dividends per share by dividing the net income (loss) for the period by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income (loss) per share is presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

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

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2006	2005	2004
Numerator:
Net income (loss) under US GAAP	$572	$1,138	$(782)
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978
Basic and diluted net income (loss) per common share	$0.58	$1.16	$(0.79)

k) Cash flows statement classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 “Statement of Cash Flows”.

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $ 39, $31 and $12 for fiscal years 2006, 2005 and 2004, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

14. Differences between Argentine GAAP and US GAAP (continued)

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with U.S.GAAP:

	Years ended December 31,
	2006	2005	2004
Cash flows provided by operating activities	$1,947	$1,304	$1,943
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(828)	(550)	(461)
Decrease (increase) in investments not considered as cash and cash equivalents and others	62	668	(378)

Total cash flows (used in) provided by investing activities	(766)	118	(839)

Cash flows from financing activities
Debt proceeds	36	1,236	—
Payment of debt	(1,111)	(4,684)	(471)
Payment of debt-related expenses and others	(52)	(59)	(36)

Total cash flows used in financing activities	(1,127)	(3,507)	(507)

Effect of exchange rate changes on cash and cash equivalents	6	(253)	127
Increase (Decrease) in cash and cash equivalents	60	(2,338)	724
Cash and cash equivalents at the beginning of year	602	2,940	2,216

Cash and cash equivalents at year end	$662	$602	$2,940

l) Change in the estimated useful lives of certain of fixed assets

During the year 2005, independent appraisals helped the Company’s subsidiaries, Personal and Nucleo, to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $31 related to these assets.

Net of tax effect on net income for this change in the estimated useful lives was a loss of $20, which represents a loss of Argentine pesos 0.02 per share for the year 2005.

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

n) Investments in debt securities

Note 15.c. to the financial statements presents the additional disclosure requirements in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

o) Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No.98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under Argentine GAAP had no impact on the Company’s financial position or results of operations since the Company’s policy in capitalizing/expensing software costs is aligned to SOP 98-1.

14. Differences between Argentine GAAP and US GAAP (continued)

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

	Years ended December 31,
	2006	2005	2004
Net income (loss) under US GAAP	$572	$1,138	$(782)
Other comprehensive income:
- Foreign currency translation	1	2	—
- Investments classified as available-for-sale	(7)	7	—
Tax benefit (expense)	2	(2)	—

Comprehensive income (loss)	$568	$1,145	$(782)

	As of December 31,
	2006	2005	2004
Accumulated other comprehensive income (a)	$22	$26	$19

(a)	Accumulated other comprehensive income as of December 31, 2006, 2005 and 2004 includes charges related to foreign currency translation adjustments. In addition, accumulated other comprehensive income as of December 31, 2005 includes charges related to investments classified as available-for-sale.

q) Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 15.e to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

r) Recently issued accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have an impact on the Company’s financial reporting and disclosure.

In June 2006, the FASB issued the Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the recognition and measurement of uncertain income tax position using a “more-likely-than-not” threshold and introduces new disclosures requirements. The evaluation of a tax position in accordance with FIN 48 is a two-step process: a) determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position; and b) a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the impact that the adoption of FIN 48 will have on the Company’s financial position and results of operations.

14. Differences between Argentine GAAP and US GAAP (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 157 will have on the Company’s financial position and results of operations.

In September 2006, the Emerging Issues Task Force (“EITF”) issued the EITF No. 06-01, “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider”. The issue is whether the provisions of EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF 06-01 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF 06-01 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

15. Other financial statement information (continued)

(a) Fixed assets, net

Principal account	Original value
	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	110	—	1	—	(2)	109
Building	1,453	—	—	5	(8)	1,450
Tower and pole	333	—	7	12	—	352
Transmission equipment	3,776	(a) 17	26	215	(16)	4,018
Wireless network access	1,446	1	9	111	(16)	1,551
Switching equipment	4,078	10	12	86	(17)	4,169
Power equipment	544	—	5	15	(2)	562
External wiring	5,971	—	—	97	(3)	6,065
Telephony equipment and instruments	827	(a) 1	22	13	(32)	831
Wireless handsets lent to customers at no cost	347	4	18	—	(298)	71
Vehicles	127	25	2	—	(33)	121
Furniture	110	1	2	2	(38)	77
Installations	312	1	4	7	(3)	321
Improvements in third parties buildings	84	—	—	—	—	84
Computer equipment	2,786	21	21	180	(11)	2,997
Work in progress	222	(a) 923	5	(699)	—	451

Subtotal	22,526	1,004	134	44	(479)	23,229
Asset retirement obligations	21	3	1	—	—	25
Materials	94	(b) 170	1	(44)	(66)	155

Total as of December 31, 2006	22,641	1,177	136	—	(c) (545)	23,409

Total as of December 31, 2005	22,240	617	37	—	(c) (253)	22,641

Principal account	Depreciation						Net carrying value as of December 31, 2006	Net carrying value as of December 31, 2005
	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the year
Land	—	—	—	—	—	—	109	110
Building	(715)	4 – 10	(57)	—	4	(768)	682	738
Tower and pole	(233)	5 – 8	(17)	(3)	—	(253)	99	100
Transmission equipment	(3,019)	11 – 14	(225)	(17)	(73)	(3,334)	684	757
Wireless network access	(966)	11 – 14	(159)	(3)	9	(1,119)	432	480
Switching equipment	(3,256)	11 – 15	(262)	(5)	104	(3,419)	750	822
Power equipment	(406)	10 – 11	(39)	(4)	2	(447)	115	138
External wiring	(4,163)	6	(295)	—	2	(4,456)	1,609	1,808
Telephony equipment and instruments	(751)	11 – 18	(39)	(13)	32	(771)	60	76
Wireless handsets lent to customers at no cost	(344)	50	(5)	(16)	298	(67)	4	3
Vehicles	(99)	20	(9)	(2)	33	(77)	44	28
Furniture	(91)	10	(5)	(1)	38	(59)	18	19
Installations	(225)	8 – 25	(13)	(3)	3	(238)	83	87
Improvements in third parties buildings	(61)	3	(2)	—	—	(63)	21	23
Computer equipment	(2,342)	18 – 22	(211)	(18)	11	(2,560)	437	444
Work in progress	—	—	—	—	—	—	451	222

Subtotal	(16,671)		(1,338)	(85)	463	(17,631)	5,598	5,855
Asset retirement obligations	(11)	16 – 21	(4)	—	—	(15)	10	10
Materials	—		—	—	—	—	155	94

Total as of December 31, 2006	(16,682)		(d) (1,342)	(85)	(c) 463	(17,646)	5,763	5,959

Total as of December 31, 2005	(15,345)		(d) (1,454)	(21)	(c) 138	(16,682)	5,959

(a)	Includes $14 in Transmission equipment, $1 in Telephony equipment and instruments and $52 in Work in progress, transferred from materials.
(b)	Net of $67 transferred to fixed assets.
(c)	Includes $(13) and $(34), in December 2006 and December 2005, respectively, corresponding to the net carrying value of certain assets held for sale, included in Other assets. Additionally, in December 2005 includes $(12) corresponding to the reversal of capitalized foreign currency exchange differences, net of depreciation, included in Gain on debt restructuring.
(d)	Includes $(104) and $(117), in December 2006 and December 2005, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

15. Other financial statement information (continued)

(b) Intangible assets, net

Principal account	Original value
	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	433	—	7	—	440
Debt issue costs	99	(c) 20	4	(d) (69)	54
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	140	—	42	(1)	181
Rights of use	88	52	—	—	140
Exclusivity agreements	98	—	—	(36)	62
Trademarks	8	—	—	—	8

Total as of December 31, 2006	1.524	72	53	(106)	1.543

Total as of December 31, 2005	1,472	36	16	—	1,524

Principal account	Amortization					Net carrying value as of December 31, 2006	Net carrying value as of December 31, 2005
	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the year
Software obtained or developed for internal use	(397)	(17)	(6)	—	(420)	20	36
Debt issue costs	(83)	(10)	(4)	(d) 69	(28)	26	16
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(114)	(21)	(35)	—	(170)	11	26
Rights of use	(27)	(8)	—	—	(35)	105	61
Exclusivity agreements	(64)	(3)	—	36	(31)	31	34
Trademarks	(5)	(1)	—	—	(6)	2	3

Total as of December 31, 2006	(760)	(a) (60)	(45)	105	(760)	783	764

Total as of December 31, 2005	(699)	(b) (48)	(13)	—	(760)	764

a)	An amount of $(46) is included in cost of services, $(4) in selling expenses and $(10) in financial results, net.
b)	An amount of $(39) is included in cost of services, $(5) in selling expenses, $(2) in financial results, net and $(2) in Gain on debt restructuring.
c)	Corresponds to the consent fees and other related fees that were paid by the Company to the noteholders that voted the amendments to the Trust Agreement on the Noteholders’ Meeting held on March 27, 2006.
d)	As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

15. Other financial statement information (continued)

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2006	Cost value as of December 31, 2006	Book value as of December 31, 2006	Book value as of December 31, 2005
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			—	—	—	12
Discount Peso Bond			—	—	—	15
Discount US$ Bond			—	—	—	13

Total government bonds			—	—	—	40

Mutual funds
Super Ahorro $ Clase B	$0.25	154,832,789	39	39	39	—
Optimun CDB $ Clase B	$1.66	4,111,655	7	7	7	—
ROBLE Ahorro $ HF Clase I	$1.16	23,294,288	27	27	27	5

Total mutual funds			73	73	73	5

Total current investments			73	73	73	45

(d) Current investments

	Cost as of December 31, 2006	Book value as of
		December 31, 2006	December 31, 2005
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$358	$359	$311
In Argentine pesos	197	199	240

Total current investments	$555	$558	$551

15. Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	101	65	—	(56)	110
Allowance for obsolescence of inventories	9	5	—	(2)	12
Allowance for doubtful accounts and other assets	7	10	2	(3)	16

Total deducted from current assets	117	80	2	(61)	138

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	278	—	—	(81)	197
Allowance for doubtful accounts and other assets	17	3	(2)	—	18
Write-off of materials	—	22	—	—	22

Total deducted from non-current assets	295	25	(2)	(d) (81)	237

Total deducted from assets	412	(b) 105	—	(142)	375

Included under current liabilities
Provision for contingencies	110	57	103	(183)	87

Total included under current liabilities	110	57	103	(183)	87

Included under non-current liabilities
Provision for contingencies	247	97	(103)	—	241

Total included under non-current liabilities	247	97	(103)	—	241

Total included under liabilities	357	(c) 154	—	(183)	328

(a)	As of December 31, 2006 and 2005 this allowance is included in Taxes payable non-current.
(b)	Includes $64 in selling expenses, $1 in foreign currency translation adjustments and $40 in other expenses, net.
(c)	Includes $57 in selling expenses and $97 in other expenses, net.
(d)	Included in income tax.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	29	—	(32)	101
Allowance for obsolescence of inventories	3	7	—	(1)	9
Impairment loss on the Argentina 2004 bond	56	—	—	(56)	—
Allowance for doubtful accounts and other assets	—	6	1	—	7

Total deducted from current assets	163	42	1	(89)	117

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	695	—	—	(417)	278
Allowance for doubtful accounts and other assets	4	14	(1)	—	17

Total deducted from non-current assets	699	14	(1)	(d) (417)	295

Total deducted from assets	862	(e) 56	—	(506)	412

Included under current liabilities
Provision for contingencies	30	86	55	(61)	110

Total included under current liabilities	30	86	55	(61)	110

Included under non-current liabilities
Provision for contingencies	214	88	(55)	—	247

Total included under non-current liabilities	214	88	(55)	—	247

Total included under liabilities	244	(f) 174	—	(61)	357

(e)	Includes $29 in selling expenses and $27 in other expenses, net.
(f)	Includes $86 in selling expenses and $88 in other expenses, net.

(f) Cost of services

	Years ended December 31,
	2006	2005	2004
Inventory balance at the beginning of the year	$113	$82	$16
Plus:
Purchases	1,060	664	326
Holding results on inventories	(5)	(14)	(6)
Wireless handsets lent to customers at no cost (a)	(4)	(3)	(8)
Replacements	(4)	(3)	(9)
Foreign currency translation adjustments in inventory	1	—	—
Cost of services (Note 15.h)	3,537	3,091	2,731
Less:
Inventory balance at year end	(188)	(113)	(82)

COST OF SERVICES	$4,510	$3,704	$2,968

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2006	2005	2004
Services
Net sales	$6,893	$5,386	$4,358
Cost of sales	(3,537)	(3,091)	(2,731)

Gross profit from services	$3,356	$2,295	$1,627

Handsets
Net sales	$544	$332	$136
Cost of sales	(973)	(613)	(237)

Gross loss from handsets	$(429)	$(281)	$(101)

TOTAL GROSS PROFIT	$2,927	$2,014	$1,526

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

Items	As of December 31, 2006				As of December 31, 2005
	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.06200	$3	$—
	G	4,481	0.0005866	3	3
Bank accounts	US$	1	3.06200	2	7
	G	11,886	0.0005866	7	1
		¥—	—	—	12
Investments
Time deposits	US$	112	3.06200	343	236
	EURO	3	4.03910	14	73
	G	—	—	—	2
		¥73	0.02574	2	—
Government bonds	US$	—	—	—	13
Accounts receivable
	US$	16	3.06200	50	35
	G	40,025	0.0005866	23	26
Related parties	US$	1	3.06200	4	4
Other receivables
Prepaid expenses	US$	2	3.06200	5	—
	G	2,719	0.0005866	1	—
Tax credits	G	3,751	0.0005866	2	2
Others	US$	6	3.06200	17	—
	G	3,210	0.0005866	2	1
Non-current assets
Other receivables
Derivatives	US$	27	3.06200	85	—

Total assets				$563	$415

Current liabilities
Accounts payable
Suppliers	US$	154	3.06200	$472	$111
	G	19,168	0.0005866	11	6
	EURO	7	4.03910	29	10
Deferred revenues	G	13,052	0.0005866	8	5
Related parties	US$	10	3.06200	32	—
	EURO	2	4.03910	7	5
Debt
Notes – Principal	US$	185	3.06200	569	521
	EURO	86	4.03910	347	168
		¥1,980	0.02574	51	28
Banks loans and others – Principal	US$	80	3.06200	247	9
Accrued interest	US$	8	3.06200	24	37
	EURO	4	4.03910	16	17
		¥36	0.02574	1	1
Derivatives	US$	2	3.06200	5	46
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,584	0.0005866	1	1
Taxes payable
Income tax	G	4,724	0.0005866	3	8
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.06200	6	2
Others	G	—	—	—	1
Non-current liabilities
Debt
Notes – Principal	US$	446	3.06200	1,366	2,060
	EURO	296	4.03910	1,195	1,448
		¥6,835	0.02574	176	240
Banks loans and others – Principal	US$	17	3.06200	51	299
Gain on discounting of debt	US$	(7)	3.06200	(20)	(38)
	EURO	(26)	4.03910	(105)	(193)
		¥(817)	0.02574	(21)	(46)
Derivatives	US$	—	—	—	31
Taxes payable
Deferred tax liabilities	G	1,227	0.0005866	1	2
Other liabilities
Deferred revenue on sale of capacity	US$	16	3.06200	49	32

Total liabilities				$4,521	$4,812

(i)	US$ = United States dollars; G = Guaraníes; ¥ = Japanese Yen.

15. Other financial statement information (continued)

(h) Expenses

	Expenses			Fixed assets Work in progress	Year ended December 31, 2006
	Cost of services	General and administrative	Selling
Salaries and social security	$386	$134	$320	$10	$850
Depreciation of fixed assets	1,183	42	117	—	1,342
Amortization of intangible assets	46	—	4	—	50
Taxes	214	2	36	—	252
Turnover tax	288	—	—	—	288
Maintenance, materials and supplies	281	15	71	—	367
Transportation and freight	16	7	42	—	65
Insurance	3	4	5	—	12
Energy, water and others	43	5	13	—	61
Bad debt expense	—	—	64	—	64
Interconnection costs	159	—	—	—	159
Cost of international outbound calls	111	—	—	—	111
Lease of circuits	56	—	—	—	56
Rental expense	61	3	13	—	77
Fees for services	57	55	138	—	250
Advertising	—	—	228	—	228
Agent commissions and distribution of prepaid cards commissions	—	—	548	—	548
Other commissions	—	2	119	—	121
Roaming	137	—	—	—	137
Charges for TLRD	445	—	—	—	445
Others	51	3	25	—	79

Total	$3,537	$272	$1,743	$10	$5,562

	Expenses			Year ended December 31, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$321	$122	$242	$685
Depreciation of fixed assets	1,278	38	138	1,454
Amortization of intangible assets	39	—	5	44
Taxes	140	5	32	177
Turnover tax	218	—	—	218
Maintenance, materials and supplies	248	12	49	309
Transportation and freight	14	5	28	47
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Bad debt expense	—	—	29	29
Interconnection costs	144	—	—	144
Cost of international outbound calls	94	—	—	94
Lease of circuits	48	—	—	48
Rental expense	47	3	10	60
Fees for services	30	49	79	158
Advertising	—	—	152	152
Agent commissions and distribution of prepaid cards commissions	—	—	386	386
Other commissions	—	—	82	82
Roaming	115	—	—	115
Charges for TLRD	271	—	—	271
Others	42	2	22	66

Total	$3,091	$241	$1,269	$4,601

	Expenses			Year ended December 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$295	$96	$202	$593
Depreciation of fixed assets	1,342	36	174	1,552
Amortization of intangible assets	43	4	47	94
Taxes	103	5	27	135
Turnover tax	166	—	—	166
Maintenance, materials and supplies	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	25	7	10	42
Bad debt expense	—	—	5	5
Interconnection costs	135	—	—	135
Cost of international outbound calls	82	—	—	82
Lease of circuits	46	—	—	46
Rental expense	39	4	12	55
Fees for services	26	48	28	102
Advertising	—	—	93	93
Agent commissions and distribution of prepaid cards commissions	—	—	177	177
Other commissions	—	13	48	61
Roaming	65	—	—	65
Charges for TLRD	137	—	—	137
Others	18	3	3	24

Total	$2,731	$229	$897	$3,857

15. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	205		—	—	—		—	—	—
Not due
First quarter 2007	631	557		97	1,493	32		61	202	27
Second quarter 2007	—	15		16	1	769		22	27	6
Third quarter 2007	—	5		8	—	5		12	—	1
Fourth quarter 2007	—	1		7	—	589		37	—	2
January 2008 thru December 2008	—	—		137	—	952		9	—	7
January 2009 thru December 2009	—	—		272	—	409		7	—	22
January 2010 and thereafter	—	—		4	—	1,488		16	—	73
Not date due established	1	—		—	—	(146)		—	63	—

Total not due	632	578		541	1,494	4,098		164	292	138

Total as of December 31, 2006	632	783		541	(a) 1,494	4,098		164	292	138

Balances bearing interest	631	237		—	—	4,098		—	—	—
Balances not bearing interest	1	546		541	1,494	—		164	292	138

Total	632	783		541	1,494	4,098		164	292	138

Average annual interest rate (%)	7.51	(b	)	—	—	(c	)	—	—	6.00

(a)	Payables in kind amounted to $1.
(b)	$156 bear 50% over the Banco Nación Argentina notes payable discount rate and $83 bear 18.07%.
(c)	See Note 8.

EXHIBIT INDEX

1.1	Estatutos (bylaws) of Telecom Argentina, as amended, which include its corporate charter (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

1.2	Estatutos (bylaws) of Telecom Argentina, as amended, which include its corporate charter (English translation) (incorporated by reference to Exhibit 3.2 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

2.1	Indenture dated August 31, 2005 between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent (incorporated by reference to Telecom’s report on Form 6-K dated January 27, 2006).

2.2	First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011 (incorporated by reference to Telecom’s report on Form 6-K dated April 12, 2006).

2.3	Indenture dated December 22, 2005 between Telecom Personal S.A. as Issuer, JPMorgan Chase Bank, N.A. as Trustee, Co-Registrar, New York Paying Agent and New York Transfer Agent, JPMorgan Bank Luxembourg S.A. as Luxembourg Paying Agent and Transfer Agent, Banco Río de la Plata S.A., as Argentina Paying Agent and Transfer Agent and Registrar and JPMorgan Chase Bank N.A., Sucursal Buenos Aires, as Trustee’s Representative*.

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of Carlos Felices of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Marco Patuano of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlos Felices, Marco Patuano and Valerio Cavallo pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina–Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

*	Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.