Form 20-F
period 2007-12-31
TELECOM ARGENTINA SA
filed 2008-06-27
CIK 932470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number  1-13464

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

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐  Other  ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA, Inc., Micro Sistemas S.A. and Publicom S.A. (entity sold on April 12, 2007). Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of wireless communication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication and Internet services in Paraguay.

Consolidated Financial Statements. Our Consolidated Financial Statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-75 of this Annual Report.

The Consolidated Financial Statements are presented in Argentine pesos and are prepared in accordance with Argentine GAAP considering the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”). Differences exist between Argentine GAAP and US GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission (“SEC”). See Note 16 to our Consolidated Financial Statements contained elsewhere in this Annual Report for a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation to US GAAP of net income and shareholders’ equity.

Exchange Rates. In this Form 20-F, except as otherwise specified, references to “US$” and “dollars” are to U.S. dollars, references to “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2007 was P$3.149=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law during the period April 1, 1991 through January 6, 2002. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has since declined substantially. As of June 25, 2008, the exchange rate (ask price) was P$3.018=US$1.00. Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see “Item 3—Key Information—Exchange Rates.” We have provided as a convenience, translations as of December 31, 2007 for other currencies which are mentioned in this Annual Report, including the Japanese yen (P$2.793=¥100), and the euro (P$4.6315=€1).

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

However, as a result of the inflationary environment in Argentina and the conditions created by Law No. 25,561, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (the Professional Council of Economic Sciences of the City of Buenos Aires—“CPCECABA”) approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

Finally, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level-restated financial statements. Therefore, on April 8, 2003, the CNV discontinued inflation accounting as of March 1, 2003. We complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. In October 2003, the CPCECABA discontinued inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. The impact of not adjusting for the effects of inflation has not been material to the Consolidated Financial Statements of the Company prepared under both Argentine GAAP and US GAAP.

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down in order to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this Annual Report.

The contents of our website are not part of this Annual Report.

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

•      nationalization;

•      technological changes;

•                  the impact of legal or regulatory matters or reform and changes in the legal or regulatory environment in which we operate; and

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

AFIP (Administración Federal de Ingresos Públicos):  The Argentine federal tax authority.

AMBA (Área Múltiple Buenos Aires):  The area of the Federal District (or Buenos Aires city) and greater Buenos Aires (Gran Buenos Aires), which extends to the city of La Plata to the South, the city of Campana to the North, the city of General Rodríguez to the West and the city of Monte Grande to the Southwest.

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

BCRA (Banco Central de la República Argentina):  The Central Bank of Argentina.

CAT:  Compañía Argentina de Teléfonos S.A.

Cellular service:  A wireless telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

CER (Coeficiente de Estabilización de Referencia):  The reference stabilization coefficient as calculated by the BCRA or any successor thereto, in accordance with the formula set forth in Annex I of Argentine Law No. 25,713. If the CER is abrogated, found to be inapplicable or not published, references to “CER” shall refer to any replacement measure adopted under Argentine law or, in the absence of any such replacement measure, any adjustment that shall be necessary to provide a substantially equivalent rate of return on the notes denominated in pesos (the “Peso Notes”) in comparison with similar notes issued in dollars.

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

Concurso preventivo:  A voluntary reorganization proceeding governed by Argentine law.

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

GSM (Global System for Mobile Communications):  A standard for digital cellular technology, originated in Europe, to provide pan-European roaming capabilities. The technology has been introduced and installed in almost all continents and it is the leading technology in the worldwide mobile industry. This standard is based on a digital transmission scheme providing expanded capacity by allowing multiple users over a single channel. GSM has supported the implementation of second generation services and is currently used to also provide third generation services.

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

List of Conditions:  The Privatization Regulations, including the Pliego de Bases y Condiciones was approved by Decree No. 62/90, as amended. Pursuant to the List of Conditions, Telecom Argentina was required to comply with tariff regulations and meet certain minimum annual standards regarding the expansion of its telephone system and improvements in the quality of its service in order to maintain and extend the exclusivity of its non-expiring license to provide fixed-line public telecommunications services and Basic telephone services in the northern region of Argentina. After the market was opened to competition, the outstanding obligations that continue in force are the tariff regulations and those related to the quality of service; the obligations related to the expansion of the network are no longer required.

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

Nortel:  Nortel Inversora S.A.

November Agreement:  An agreement between Telecom Argentina and the Argentine Government providing for rates to be dollar-based and, at the election of each of Telecom Argentina and Telefónica, adjusted semi-annually according to the U.S. consumer price index. The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991. Subsequently, in accordance with the Public Emergency Law, these rates were pesified at the exchange rate of US$ 1.00 = P$ 1.00. See “Item 4—Information on the Company—The Business—Voice, Data and Internet—Rates.”

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

Regulatory Bodies:  Collectively, the SC and the CNC.

RT:  Technical resolutions issued by the FACPCE. The RT effective as of the date of this Annual Report are: 6, 7, 8, 9, 11, 14, 15, 16, 17, 18, 21, 22 and 23. These collective technical resolutions constitute Argentine GAAP, with the exception of RT 7 which establishes the auditing rules and RT 15 which regulates the role of the public accountant. In addition, RT 17 establishes that specific measurement questions not addressed by existing RTs must be resolved by applying general accounting measurement rules, the Argentine GAAP conceptual framework, the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”), the International Accounting Standards developed by the International Accounting Standards Committee (“IASC”), the interpretations issued by the Standing Interpretation Committee (“SIC”) of the IASB and the interpretations of the International Financial Reporting Interpretations Committee  (“IFRIC”) in the order listed.

SAC (Subscriber Acquisition Costs):  In the wireless telecommunications industry, agent’s commissions, advertising expenses and handset subsidies are usually called subscriber acquisition costs.

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

SC (Secretaría de Comunicaciones):  The Argentine Secretary of Communications.

SEC:  Securities and Exchange Commission of the United States of America.

Series B ADSs:  Telecom Argentina’s American Depositary Shares, listed on the New York Stock Exchange.

Sofora:  Sofora Telecomunicaciones S.A.

SRMC (Servicios de Radiocomunicaciones Móviles Celular):  Mobile Cellular Radiocommunications Service.

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

Telecom/Telecom Group:  Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina:  Telecom Argentina S.A.

Telecom Italia:  Telecom Italia S.p.A.

Telecom Italia Group:  Telecom Italia and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia and Telecom Italia International, N.V.

Telecom Personal:  Telecom Personal S.A.

Telefónica:  Telefónica de Argentina S.A.

Telefónica de España:  Telefónica S.A. (from Spain).

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

US GAAP:  Generally Accepted Accounting Principles in the United States of America.

Value Added Services:  Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as voicemail, message signaling, caller-ID, call transferring, call waiting, call conferencing, IVR dialing, ring back tones, personal e-cards, short message systems (SMS), national and international roaming, automatic call routing, access to wireless internet and access to email via BlackBerry.

W de Argentina–Inversiones:   W de Argentina–Inversiones S.L.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2007. Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects.”

Our selected consolidated income statement data for the years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2007 and 2006 have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. Our selected consolidated balance sheet data as of December 31, 2005 has been derived from our consolidated financial statements as of December 31, 2005 and 2004 and for the three years in the period ended December 31, 2005, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2004 and 2003 and our selected consolidated balance sheet data as of December 31, 2004 and 2003 have been derived from our consolidated financial statements as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004. The consolidated financial statements as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004 are not included in this Annual Report.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP as they relate to us, see Note 16 to our Consolidated Financial Statements.

As further discussed in Note 3.c to the Consolidated Financial Statements, we discontinued restating our financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. As stated in footnote 1 to the selected consolidated income statement and balance sheet data, figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. See “Presentation of Financial Information—Inflation Accounting.”

Recent Accounting Pronouncements

As explained in “Item 5—Operating and Financial Review and Prospects—New Accounting Standards under Argentine GAAP,” in December 2006, the CNV approved RT 23 of the FACPCE, which had been adopted by the CPCECABA, “Accounting for post-employment and other long-term employee benefits.” As permitted by the CNV, we made use of the early adoption provisions and applied the standard as of January 1, 2007. The adoption of RT 23 did not have any impact on the Company’s financial position, results of operations and disclosure.

On March 28, 2008, the FACPCE issued RT 24, “Disclosures and auditing standards for cooperatives,” which will be effective for fiscal years beginning on or after January 1, 2009. Since the Company is out of the scope of RT 24, its adoption will not have any impact on the Company’s financial position, results of operations and disclosure.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 15 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2007	2006	2005	2004	2003
	(P$ millions, except per share and per ADS data)
INCOME STATEMENT DATA
Argentine GAAP Amounts
Continuing operations
Net sales	9,074	7,372	5,668	4,451	3,719
Cost of services, general and administrative and selling expenses	(7,438)	(6,478)	(5,171)	(4,057)	(3,610)
Operating income	1,636	894	497	394	109
Other, net (1)	(562)	(685)	(471)	(1,248)	(143)
Gain on debt restructuring, net	—	—	1,424	209	370
Income tax (expense) benefit, net	(292)	22	(119)	(24)	11
Net income (loss) from continuing operations	782	231	1,331	(669)	347
Discontinued operations
Net income from discontinued operations	102	13	3	3	4
Net income (loss)	884	244	1,334	(666)	351
Net income (loss) per share (2)	0.90	0.25	1.36	(0.68)	0.36
Net income (loss) per ADS (3)	4.49	1.24	6.78	(3.38)	1.78
US GAAP Amounts (4)
Operating income	1,592	814	440	430	65
Net income (loss)	1,148	572	1,138	(782)	485
Net income (loss) from continuing operations per share (2)	1.06	0.57	1.16	(0.79)	0.49
Net income from discontinued operations per share (2)	0.11	0.01	—	—	—
Net income (loss) per share (2)	1.17	0.58	1.16	(0.79)	0.49
Net income (loss) from continuing operations per ADS (3)	5.31	2.84	5.77	(3.99)	2.44
Net income from discontinued operations per ADS (3)	0.52	0.07	0.01	0.02	0.02
Net income (loss) per ADS (3)	5.83	2.91	5.78	(3.97)	2.46

BALANCE SHEET DATA
Argentine GAAP Amounts
Current assets	2,384	1,767	1,542	4,439	3,184
Fixed assets, net	5,738	5,739	5,958	6,894	7,997
Total assets	9,171	8,720	8,563	12,335	12,270
Current liabilities	3,643	3,373	2,206	10,232	10,684
Current debt	1,474	1,395	905	9,434	9,996
Non-current liabilities	2,419	3,146	4,449	1,547	365
Non-current debt	1,724	2,703	3,996	1,219	86
Minority Interest	79	72	41	30	32
Common stock	984	984	984	984	984
Total shareholders’ equity	3,030	2,129	1,867	526	1,189
Total liabilities, minority interest, and shareholders’ equity	9,171	8,720	8,563	12,335	12,270
US GAAP Amounts (4)
Total assets	9,112	8,814	8,711	12,688	11,630
Current liabilities	2,909	2,644	1,856	10,225	10,684
Non-current liabilities	3,609	4,727	6,000	2,758	456
Minority interest	56	56	36	31	34
Total shareholders’ equity (deficit)	2,538	1,387	819	(326)	456

(1)   Other, net includes gain on equity investees, financial results, net, other expenses, net and minority interest.

(2)   Calculated based on 984,380,978 shares outstanding during each year.

(3)   Calculated based on 196,876,196 ADSs outstanding during each year.

(4)          For a description of these differences please refer to Note 16 to the Consolidated Financial Statements. The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented.

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total assets under Argentine GAAP	9,171	8,720	8,563	12,335	12,270
Valuation differences:
Foreign-currency translation	(72)	(50)	(10)	5	8
Capitalization of foreign currency exchange differences	(106)	(210)	(314)	(443)	(566)
Other adjustments	5	(3)	6	6	7
Tax effects on US GAAP adjustments	35	75	110	155	198
Valuation allowance	—	—	—	(285)	(357)
Balance sheet classification differences:
Deferred income taxes	88	295	363	935	70
Other classifications (i)	(9)	(13)	(7)	(20)	—
Total assets under US GAAP	9,112	8,814	8,711	12,688	11,630

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total current liabilities under Argentine GAAP	3,643	3,373	2,206	10,232	10,684
Valuation differences:
Other adjustments	—	—	—	5	—
Tax effects on US GAAP adjustments	—	—	—	(2)	—
Valuation allowance	—	—	—	2	—
Balance sheet classification differences:
Deferred income taxes	173	—	—	—	—
Financial indebtedness	(901)	(716)	(348)	—	—
Other classifications (i)	(6)	(13)	(2)	(12)	—
Total current liabilities under US GAAP	2,909	2,644	1,856	10,225	10,684

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total non-current liabilities under Argentine GAAP	2,419	3,146	4,449	1,547	365
Valuation differences:
Foreign-currency translation	—	(1)	(3)	(6)	(1)
Debt Restructurings	579	875	1,300	235	—
Personal Pre–APE Debt Restructurings	—	—	—	—	20
Other adjustments	2	3	3	—	—
Tax effects on US GAAP adjustments	(204)	(307)	(455)	(82)	(7)
Valuation allowance	—	—	—	137	7
Balance sheet classification differences:
Deferred income taxes	(85)	295	363	935	70
Financial indebtedness	901	716	348	—	—
Other classifications (i)	(3)	—	(5)	(8)	—
Total non-current liabilities under US GAAP	3,609	4,727	6,000	2,758	456

(i)             Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Notes 16.II.g and 16.II.h to the Consolidated Financial Statements.

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total minority interest under Argentine GAAP	79	72	41	30	32
Valuation differences:
Foreign-currency translation	(23)	(16)	(5)	1	2
Total minority interest under US GAAP	56	56	36	31	34

	As of December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total shareholders’ equity under Argentine GAAP	3,030	2,129	1,867	526	1,189
Valuation differences:
Foreign-currency translation	(72)	(49)	(7)	11	7
Capitalization of foreign currency exchange differences, net	(106)	(210)	(314)	(443)	(566)
Debt Restructurings	(579)	(875)	(1,300)	(235)	—
Personal Pre-APE Debt Restructurings	—	—	—	—	(20)
Other adjustments	3	(6)	3	1	7
Tax effects on US GAAP adjustments	239	382	565	239	205
Valuation allowance	—	—	—	(424)	(364)
Minority interest	23	16	5	(1)	(2)
Total shareholders’ equity (deficit) under US GAAP	2,538	1,387	819	(326)	456

	Year ended December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Operating income under Argentine GAAP	1,636	894	497	394	109
Valuation differences:
Foreign-currency translation	2	6	2	1	(5)
Depreciation of foreign currency exchange differences	104	104	117	119	121
Inventories	(51)	(5)	(14)	(6)	(2)
Other adjustments	(1)	(1)	—	—	—
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(98)	(184)	(162)	(78)	(158)
Operating income under US GAAP	1,592	814	440	430	65

	Year ended December 31,
	2007	2006	2005	2004	2003
	(P$ millions)
Total net income (loss) under Argentine GAAP	884	244	1,334	(666)	351
Valuation differences:
Foreign-currency translation	(4)	(17)	(10)	9	(53)
Depreciation of foreign currency exchange differences, net of reversal of its capitalization	104	104	129	123	196
Debt Restructurings	296	418	(1,230)	(235)	—
Extinguishment of Personal’s and Núcleo’s restructured debts	—	7	165	—	—
Personal Pre–APE Debt Restructurings	—	—	—	20	23
Other adjustments	9	(2)	(5)	(6)	6
Tax effects on US GAAP adjustments	(143)	(185)	328	34	(79)
Valuation allowance	—	—	424	(60)	24
Minority interest	2	3	3	(1)	17
Total net income (loss) under US GAAP	1,148	572	1,138	(782)	485

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign investment and exchange controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Year Ended December 31, 2004	3.06	1.95	2.94	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.06
Year Ended December 31, 2007	3.16	3.08	3.12	3.15
Month Ended December 31, 2007	3.15	3.13	3.14	3.15
Month Ended January 31, 2008	3.16	3.13	3.15	3.16
Month Ended February 29, 2008	3.17	3.15	3.16	3.16
Month Ended March 31, 2008	3.17	3.15	3.16	3.17
Month Ended April 30, 2008	3.18	3.15	3.17	3.16
Month Ended May 31, 2008	3.16	3.09	3.13	3.10
Month Ended June 30, 2008 (through June 25, 2008)	3.11	3.02	3.05	3.02

(1)   Yearly data reflect average of month-end rates.

Sources:  Banco Nación

On June 25, 2008, the closing exchange rate (ask price) quoted by Banco Nación was P$3.018=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Telecom and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and most of our indebtedness is denominated in or swapped to U.S. dollars. Accordingly, our financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and the U.S. dollar. In 2001 and 2002 the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to significant devaluation of the peso against major international currencies and our need to restructure our financial indebtedness. Although general economic and political conditions have shown improvement in recent years, these conditions have affected and may continue to affect our financial condition and results of operations.

Devaluation of the peso will adversely affect our results of operations, our capital expenditure program and the ability to service our debt obligations.

Since we realize a substantial portion of our revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital costs denominated in foreign currency (including costs of servicing our indebtedness denominated in foreign currencies). A significant depreciation in the Argentine peso against major foreign currencies also may have a material adverse impact on our capital expenditure program. It should be noted, however, that the exposure to the risk of devaluation of the peso has significantly decreased as a result of the mandatory and optional prepayments on the notes of Telecom Argentina. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these uncertainties will affect the consumption of services provided by the Telecom Group or our ability to meet our debt obligations denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on our financial condition and results of operations.

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

Although levels of inflation were lower in years 2003 and 2004, they began to increase in years 2005 and 2006 and remained relatively high in year 2007. The accumulated Argentine consumer price index for the period 2003-2006 increased approximately 31% and the accumulated wholesale price index increased approximately 28%. In 2007, the Argentine consumer price index increased 8.5% and the wholesale price index increased 13.9%. In the five-month period ending on May 31, 2008, the consumer price index increased 4.0% and the wholesale price index increased 5%. It should be noted, however, that the Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute or “INDEC”) has undergone changes both in its management and in the methodology used to calculate the CPI index (Consumer Price Index). As a result, public credibility of the INDEC as a reference for publishing Argentine inflation indexes has been adversely affected as from year 2007. There is also a substantial disparity between the inflation indexes published by the INDEC and the overall evolution of prices in the economy. Additionally, the target wage increase set by the Government for 2008 amounts to approximately 19.5%.

The Argentine Government has implemented several actions in order to monitor and control prices of the most relevant goods and services, such as price controls and restrictions on exports. Despite such actions, the Argentine economy continues to experience significant inflation. If the BCRA issues significant amounts of currency to finance public sector spending, to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, a significant increase in inflation rates can be expected. In addition, public sector spending has increased over the past years, a trend, that if it continues, may cause the Government to incur a fiscal deficit and lead to higher inflation. Since we derive the majority of our revenues from fees payable in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our rates would decrease our revenues in real terms and adversely affect our results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. We cannot guarantee that the permitted increases will be sufficient to counter inflationary pressures and cannot assure you that the results of any future rate negotiations will be favorable to us and to our financial condition.

Future policies of the Argentine Government are likely to significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine Government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis of 2001 and 2002, the Argentine Government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Under the Kirchner administration, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as our company. See “Item 8—Financial Information—Legal Proceedings” for more information. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition or results of operations.

Argentina continues to face considerable economic, legal and political uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years have given rise to significant uncertainties about the country’s economic and political future. Despite recent economic growth, it is currently unclear whether the economic and political instability experienced over the past several years could recur and Argentina may return to a period of recession, higher inflation, unemployment and greater social unrest. In addition, financial crises such as the outbreak of the subprime mortgage in the U.S. may negatively affect emerging economies like Argentina. Moreover, the decision of the Government of Cristina Fernández de Kirchner to raise export taxes on certain agricultural products has resulted in conflicts between the Government and the agricultural sector during 2008. If economic instability returns, there could be a material adverse effect on our results of operations and financial condition.

In the event of further social or political crises, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims.

In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and indicating an increase in the assumption by companies of the responsibility for, and the costs and risks associated with, utilizing sub-contracted labor.

As we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether our commercial activities will be affected positively, negatively or at all by such changes.

Argentina’s fiscal problems and sovereign debt default have negatively affected the macroeconomic environment.

The Argentine Government’s history of fiscal deficit was aggravated by the devaluation of the Argentine peso in early 2002. Since almost all of the financial obligations of the Argentine Government were denominated in foreign currencies at the time the dollar-peso parity was eliminated, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine Government as a result of the devaluation in 2001 and 2002. Since the Government’s fiscal revenues were denominated in large part in Argentine pesos, the Government was severely affected in its ability to carry out its payment obligations using foreign currency.

The Argentine Government defaulted on a significant part of its public debt in 2002. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited.

On September 17, 2004, the IMF approved the Argentine Government’s request to defer repayment of about US$1.1 billion.  On January 10, 2005, Argentina launched a formal offer to restructure more than US$100 billion of defaulted debt.  On March 3, 2005, the Argentine Government announced that 76% of its creditors had accepted the offer.  On June 2, 2005, new securities totaling approximately US$35.3 billion were issued by the Government and corresponding debt service payments were made.  Finally, in January 2006, the Argentine Government completed an early repayment of all of its outstanding indebtedness with the IMF, an amount of approximately US$10.0 billion.  However, there can be no assurance that the Argentine Government will not default on its obligations under the new bonds in the event that it experiences another economic crisis.  In addition, Argentina will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine Government’s 2005 exchange offer (approximately 24% of them). The Argentine Government is still in negotiations on its defaulted debt with certain international multilateral institutions such as the Paris Club.

After the economic crisis in 2001, the Argentine Government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine Government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

A new default by the Government could lead to a new recession, higher inflation and unemployment and social unrest, which would negatively affect our financial condition and results of operations. In addition, the Government’s default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to obtain access to capital markets or other forms of financing.

The Argentine banking system may be subject to instability.

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

Argentina’s economic growth and the relative stability of the country’s exchange rate and inflation evidenced since 2003 have allowed a gradual accumulation of deposits in Argentine financial institutions and improved the liquidity of the financial system. Since 2003, overall bank deposits continued to improve. The recovery in deposits was originally restricted to those of a short-term nature (mainly in demand deposit accounts and saving accounts), but longer term certificates of deposit started to increase in the second half of 2004, allowing a recovery of overall bank financing to the private sector accompanied by growth rates of 26% in 2004, 38% in 2005, 40% in 2006 and

43% in 2007. However, during 2008 certain events such as conflicts between the Argentine Government and certain sectors of the economy have deteriorated depositors’ confidence, which led to the decrease in deposits, the dollarization of certain deposits and an increase in interest rates.

Despite this recovery and the high level of reserves held by the BCRA, we cannot be sure that another collapse will not occur in the future. The Argentine banking system’s collapse or the collapse of one or more of the larger banks in the system would have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of delinquent and uncollectible accounts.

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the Board of Directors of Telecom Argentina frequently obtains and intends to obtain in the future, opinions of counsel concerning the compliance of the actions with Argentine law and Telecom Argentina’s bylaws (or regulations if any). Although the issue is not free from doubt, based on advice of counsel, Telecom Argentina believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision.

Risks Associated with Telecom and its Operations

It is possible that we will not be able to fully pay the interest or the principal of our indebtedness.

Having successfully completed the restructuring of our financial indebtedness in August 2005, we foresee being able to make payments of principal and interest on the notes issued pursuant to our APE. Nonetheless, this expectation is based on certain assumptions regarding macroeconomic factors which could affect significant components of our business.

If our assumptions are incorrect, or if there are unforeseen events which significantly and adversely affect our operations or if restrictions are imposed on our ability to transfer funds abroad, it is possible that we might not be in a position to make all of the interest and principal payments due under our indebtedness. Investment in our securities, therefore, involves a certain degree of risk. However, compliance with the prepayment provisions included in the terms and conditions of the Telecom Argentina notes issued pursuant to the APE and optional prepayments made on the notes have resulted, as of the date of this Annual Report, in the cancellation of the principal mandatory amortizations scheduled through April 2011 and 45.0% of the scheduled principal amortization payable in October 2011, and have thus reduced the possible impact of this risk. As of May 31, 2008, the outstanding principal amount of Telecom Argentina’s indebtedness was approximately equivalent to US$521 million (which represents approximately 45.1% of Series A notes and 4.1% of Series B notes original principal amount), while its cash and cash equivalents amount approximately to US$156 million.

Under Argentine law, noteholders are entitled to the benefits of the exemption from withholding tax on interest payments provided they comply with the requirements established by the Argentine Negotiable Obligations Law. In addition, the terms and conditions of Telecom Argentina’s listed notes call for payments to be made without withholding or tax reductions or any other current or future government charge. Although Telecom Argentina has fully complied with the applicable regulation, we cannot assure you that notes will be entitled in the future to the benefits of the exemption from withholding tax provided in the Argentine Negotiable Obligations Law. In the event our notes do not qualify for the exemption, we could be obliged to pay Argentine taxes on the listed notes and such obligation, if imposed, would generate additional unanticipated payments which could adversely affect our ability to satisfy our obligations under the notes and/or invest in our business.

Given that the debt instruments of Telecom Argentina are not guaranteed by any of Telecom Argentina’s subsidiaries, such instruments will be subordinated structurally to indebtedness incurred by its subsidiaries with respect to any assets of those subsidiaries. Accordingly, upon the liquidation or reorganization of our subsidiaries, our right to participate in any distribution of their assets is subject to the prior claims of creditors of the relevant subsidiary, including trade creditors. As of December 31, 2007, our subsidiaries’ indebtedness was approximately equivalent to US$277 million, while our subsidiaries’ cash and cash equivalents as of December 31, 2007 amounted to approximately US$75 million. Subject to certain restrictions, our subsidiaries can incur additional debt and all of that debt will be structurally senior to the debt instruments of Telecom Argentina.

Our ability to operate our business will be constrained by the indenture governing the notes that we issued in connection with the APE.

The indenture governing the notes issued pursuant to Telecom Argentina’s APE contains certain standard operating and financial restrictions and covenants that could adversely affect our ability to finance our future operations or capital needs or to engage in certain business activities. These agreements limit, and in some cases prohibit, except in certain permitted situations, our ability to:

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

•      engage in other lines of business; or

•      engage in certain mergers.

Our failure to comply with the covenants and restrictions in our indenture could accelerate the repayment of the notes which could have an adverse effect on our liquidity and our business.

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

The terms of the Series A and Series B notes that Telecom Argentina issued pursuant to the APE include mandatory prepayment terms that may require Telecom Argentina to prepay the principal amortization of the notes before their scheduled payment date. As of the date of this Annual Report, all principal amortization payments on the notes scheduled to be made through April 2011 and 45.0% of the principal amortization payments scheduled to be made in October 2011 have been paid and the outstanding principal amount of Telecom Argentina indebtedness as of May 31, 2008 is approximately equivalent to US$521 million (which represents approximately 45.1% of Series A notes and 4.1% of Series B notes original principal amount). All principal amortization payments were made on a pari passu basis, as required by the notes. In addition to making note payments (which are applied to prepay the remaining installments of the notes in direct order of maturity) or optional redemptions (which are applied pro rata at par value), Telecom Argentina may retire the notes through purchases of the notes in the secondary market if the notes are available for purchase at a price below their par value. Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment or redemption of the notes.

We are leveraged in foreign currency.

As of December 31, 2007, our total nominal consolidated bank and financial indebtedness, denominated in dollars, euro, yen and guaraníes amounted to the equivalent of approximately US$1,015 million, including accrued but unpaid interest and related derivatives. Our total consolidated peso-denominated debt amounted to P$63 million, equivalent to US$20 million. As of December 31, 2007, our total consolidated cash and banks and financial investments denominated in dollars, euro, yen and guaraníes amounted to the equivalent of approximately US$266 million and our total consolidated peso-denominated cash and banks and financial investments amounted to P$155 million, the equivalent of US$49 million. Our leverage may impair our ability to service our indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, our subsidiary Telecom Personal is and will continue to be leveraged in foreign currency. As of December 31, 2007, Telecom Personal’s stand-alone outstanding debt was the equivalent of approximately US$265 million, of which a significant portion is denominated in U.S. dollars. As of December 31, 2007, Telecom Personal’s total cash and banks and financial investments denominated in dollars amounted to approximately US$36 million and Telecom Personal’s total peso-denominated cash and banks and financial investments amounted to P$107 million, the equivalent of US$34 million.

It should be noted, however, that the exposure to the risk of devaluation of the peso has significantly decreased as a result of the mandatory and optional prepayments on the notes of Telecom Argentina and the strong financial performance of Personal which has reduced its indebtedness.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements” and “ Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine Government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine Government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of public services companies such as Telecom Argentina. In connection with these negotiations, on May 20, 2004, Telecom Argentina and Telefónica signed a Letter of Understanding with the Argentine Government whereby Telecom Argentina agreed, without waiving its right to continue negotiations, to maintain the current tariff structure charged to its customers for fixed line services until December 31, 2004 (the “Letter of Understanding 2004”).

On December 17, 2004, Law No. 25,972 was published in the Argentine Government’s Official Bulletin. The law extended the term for the renegotiation of public works and services contracts specified in Article 9 of the Public Emergency Law until December 31, 2005. Law No. 25,972 also stipulated that the Argentine Government would not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. The law also confirmed that the effectiveness of the Public Emergency Law would continue until December 2005. The effectiveness of the Public Emergency Law was subsequently extended by Laws No. 26,077, 26,204 and 26,339 through December 31, 2008.

On March 6, 2006, Telecom Argentina executed a new Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine Government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding 2006, rate increases will be restricted to the termination charge for international incoming calls and the extension of the time bands for peak-hour tariffs applied to local and domestic long-distance calls. Please see “Item 4—Information on the Company—Regulatory Framework.”

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary steps. As of the date hereof, such fulfillment has yet to occur. Although we expect such fulfillment and effectiveness in the near future, we cannot guarantee if or when this will happen. We are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine Government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether we will be able to meet them.

Rate restrictions may continue for a number of years and may affect revenues from fixed line and other services. While we intend to continue to strive to control operating costs and capital expenditures and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in dollar terms.

Additionally, since the end of the year 2005, the Argentine Government has implemented various measures to control inflation such as price controls of certain goods and services. In addition to price pressure from the competition, it is possible that services not currently regulated in this manner by the Argentine Government may be the subject of future price controls or that similar mechanisms affecting our economic and financial situation may be implemented.

We must comply with conditions in our license, and regulations and laws related thereto, and such compliance may at times be outside of our control.

We are subject to a complex series of laws and regulations with respect to most of the telecommunications services we provide. Such laws and regulations are often governed by considerations of public policy. We provide telecommunications services pursuant to licenses that are subject to regulation by various regulatory bodies. Any partial or total revocation of the licenses would be likely to have a material adverse impact on our financial condition and results of operations. Our dissolution and the declaration of bankruptcy, among others, are events which may lead to a revocation of our licenses.

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

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 8.35% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock. We are directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. In addition, the Telecom Italia Group and W de Argentina—Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

We operate in a competitive environment which may result in a reduction in our market share in the future.

We compete with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2007, more than 500 licenses for local and/or long-distance services had been granted since the end of the exclusivity period.

We expect that we will face pressure on the rates we charge for services and we could experience loss of market share for Voice, Data and Internet services as a result of this competition particularly in the long-distance service and Internet businesses. In addition, the market for wireless services is very competitive as certain of our competitors have substantial telecommunications experience. In 2004, Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica, S.A., acquired the Argentine wireless business of Compañía de Radiocomunicaciones Móviles S.A. (“Movicom”) which resulted in Telefónica Móviles becoming Argentina’s largest wireless operator in terms of numbers of subscribers at that time. The Internet services and wireless telecommunications markets, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the Voice, Data and Internet services market, we must invest in our fixed-line network and information technology in order to maintain and improve service quality and to prepare the network for the development and provision of new services that require enhanced capacity. Specifically, in the Internet services market, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. To remain competitive in the wireless telecommunications market, we must enhance our wireless networks principally by expanding our GSM network coverage, provide 3G services, provide high service quality and attractive plans and facilitate the synergy between fixed and mobile communications. In the Wireless segment, we expect to continue to need to devote resources to customer retention and loyalty and to the replacement of handsets due to technological updates. These enhancements and the introduction of new services will demand increased capital expenditures and higher subscriber retention costs. We must also adapt to changing market conditions. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Responding to these changes may require us to devote substantial capital to the development, procurement or implementation of new technologies.

We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure in order to comply with regulatory obligations regarding fixed line services and to remain competitive in the quality of our services. In addition, we may have to repair or replace our equipment lost due to theft or vandalism.

Certain operating and financial restrictions under the terms of our indebtedness (including limits on capital expenditures by Telecom Argentina) and the macroeconomic situation in Argentina may adversely affect our ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that we will have the ability to make needed capital expenditures and operating expenses. If we are unable to make these capital expenditures, or if our competitors are able to invest in their businesses to a greater degree than we are, our competitive position will be adversely impacted.

Moreover, the products and services we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans and features, our customer base and our user traffic may be materially affected.

Competition is and will continue to be affected by our competitors’ business strategies and alliances. Accordingly, we may face additional pressure on the rates we charge for our services or experience loss of market share in these areas. In addition, the general business and economic climate in Argentina, including economic turbulence and changes in levels of growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect us and our competitors differently, potentially to our relative disadvantage. We also expect that the level of competition in our markets will continue to increase in the future.

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

The SC is responsible for the allocation of bands in the wireless spectrum within promulgated regulations. Telecom Personal cannot guarantee that its requests to participate in the reallocation process related to the bands to be released by Telefónica Móviles will be granted, or that the frequency bands will not be reallocated to existing or future competitors of Telecom Personal, negatively affecting Telecom Personal’s competitive position and ability to offer cellular services to its customers on a competitive basis. See “Item 4—Information on the Company—Regulatory Framework—Regulations Applicable to PCS Services” for a detailed description of Telecom Personal’s license.

Nortel, as our controlling shareholder, and Sofora as Nortel´s controlling shareholder, exercise control over significant matters affecting us.

Nortel is our direct controlling shareholder. Sofora owns 100% of the common stock of Nortel, which represents 67.79% of the total capital stock of Nortel. As of December 31, 2007 Sofora was 50% owned by Telecom Italia Group, 48% owned by W de Argentina—Inversiones and 2% owned by France Telecom Group.

Telecom Argentina has been informed by W de Argentina–Inversiones that its option to purchase France Telecom Group’s 2% interest in Sofora was exercised on February 1, 2008. Additionally, Sofora has notified Telecom Argentina that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina–Inversiones; (ii) Sofora replied to the letter sent by France Câbles et Radio and Atlas Services Belgium by requesting a copy of the prior authorization from the SC to said transfer of shares, arguing that a prior authorization of the SC was necessary in accordance to rules and regulations in effect; to this date, Sofora has not received any answer, and neither the buyers nor the sellers have submitted any proof of such authorization; (iii) with the goal of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting it to determine if, in accordance to rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities; (iv) this request to the SC was submitted as well to enable Sofora to determine what to do with respect to the registration of the transfer requested by the interested parties; (v) as soon as the SC decides upon this matter, Sofora will take the steps necessary to comply with such decision. Likewise, W de Argentina–Inversiones has submitted a note to Sofora stating that it is its position that prior authorization by the SC was not necessary and requesting Sofora to immediately register the interest transfer. Additionally W de Argentina–Inversiones has informed Sofora that they have brought legal actions accordingly. As of the date of this Annual Report, Telecom Argentina cannot predict how the SC will decide on the petition submitted by Sofora nor the outcome of the legal action brought by W de Argentina–Inversiones.

Additionally, in 2003 the Telecom Italia Group acquired for an aggregate purchase price of US$60 million two call options on W de Argentina—Inversiones’ entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. At the time these call options were granted, the Argentine Antitrust Commission resolved and notified Telecom Italia International NV and W de Argentina-Inversiones that “in the event the options granted under the Call Option Agreement executed on September 9, 2003 were to be exercised, such exercise will need to be notified in accordance with Sections 6 and 8 of Law No. 25,156.” As of the date of this Annual Report, Telecom Argentina cannot predict whether Telecom Italia will exercise these options. See “Item 7—Major Shareholders and Related Party Transactions” for additional information on the exercise of this option.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina–Inversiones currently have the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors.

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

We have engaged in and will continue to engage in transactions with these shareholders of Nortel and, at the present time, of Sofora, and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of Telecom Argentina’s capital stock and as parties with interests in these related party contracts.

Nevertheless, any transactions with related parties for an amount of over 1% of the shareholders’ equity of Telecom Argentina are put through a prior approval process established by Decree No. 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice.  See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our operations and financial condition could be affected by union activity.

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of our labor organizations have increased as a result of the general labor dissatisfaction resulting from the disparity between the cost of living (which was significantly affected by the increased level of inflation over the last three years) and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine Government has attempted to alleviate this economic disparity by increasing the minimum legal wage, imposing salary amounts which will initially be treated as non remunerative and setting target annual wage increases). Certain claims initiated in 2005 by labor organizations with respect to fixed line services led to negotiations that resulted in the improvement of salary levels and a reduction of working hours. See “Item 8—Financial Information—Legal Proceedings—Other Labor Claims.” Moreover, labor organizations have advocated that certain of our non-unionized employees should be represented by trade unions. If the number of employees covered by trade unions increases, we may incur an increase in costs for the higher compensation that we and our contractors may need to pay to unionized employees.

In this context, we concluded several agreements with various labor organizations representing in particular our fixed-line telephony employees. Please see “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations” and “Item 8—Financial Information—Legal Proceedings.”

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

Moreover, the Argentine Congress has discussed certain modifications to labor regulations that, if approved, could materially impact our relationship with our employees by increasing the labor cost and decreasing the flexibility to provide services to our clients.

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert management time, attention and financial resources. Please see “Item 8—Financial Information—Legal Proceedings.”

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Employment Contract Act to restrict an employer’s ability to change the form and conditions of work expected of an employee. As a result of these changes, there may be a heightened risk of employment-related litigation. For example, former sales representatives of Telecom Personal have brought legal actions for what they consider to be the untimely termination of their contracts and have submitted claims for the payment of different items such as commission differences, seniority bonuses and lost profit. Some of these claims have been settled and others are still pending.

The tax authorities have reviewed certain interpretations that could affect the tax treatment of our bad debt expense and Fiber Optic improvements. Several claims for additional taxes have been brought against Telecom by the tax authorities and final resolution of such claims could result in our payment of additional taxes, accrued interest and fines. See “Item 10—Additional Information—Taxation” and “Item 8—Financial Information—Legal Proceedings.”

We may be subject to measures by the Argentine Government that may modify or impose obligations to provide telecommunications services without or with reduced compensation which may result in losses.

On June 12, 2002, the Argentine Congress passed Law No. 25,609, which was subsequently vetoed by the executive branch and sent back to the Congress where it is still being considered. Law No. 25,609 provides that Argentine telephone operators such as Telecom Argentina must provide “indispensable telephony services” to certain public entities even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom Argentina’s ability to set-off any amounts owed by these public entities against any amounts Telecom Argentina owes to the Argentine Government. In addition, the fulfillment of these obligations may result in losses for us. Please see “Item 4—Information on the Company—Regulatory Framework—Law No. 25,609.”

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the effect of increasing competition for the services we offer. Moreover, the Government could modify some of the current regulations, without granting the Company corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations such as, among others, those relating to Universal Service regulation (See “Item 4—Information on the Company—Regulatory Framework—Decree No. 764/00”), those relating to the provision of new customer services and those resulting from the 2000 and 2001 Price Cap SC reviews still pending. Any such changes could have a material impact on our operations. However, these potential obligations may be offset by measures in Telecom Argentina’s favor, such as those contemplated in Resolution 41/07 (See “Item 4—Information on the Company—Regulatory Framework—Tax Stability: Social Security Contribution Variations”).

The enforcement of regulations aimed at protecting consumers might have an adverse effect on us.

The Consumer Protection Act No. 24,240, as amended and/or supplemented (the “Consumer Protection Act”) establishes a series of principles and rules for the protection of consumers and users. The Consumer Protection Act applies to the telecommunications industry and to any other industry in which consumers and users are involved.

On March 12, 2008, the Argentine Congress passed the legislative bill to reform the Consumer Protection Act, which was promulgated by the Executive Branch in Decree No. 565/2008 dated April 3, 2008, and published in the Official Bulletin on April 7, 2008.

This reform substantially amends various aspects of the Consumer Protection Act, the most important of which are: (i) the extension of the definition of a consumer; (ii) an increase in the fines that could be imposed to providers and the possibility that relevant administrative authorities may order providers to pay direct damages up to a maximum amount; (iii) the courts may order providers to pay punitive damages to consumers up to a maximum amount of P$5 million, depending on the seriousness of the breach, among other circumstances; and (iv) provisions governing the possibility that consumer associations commence class actions in representation of the rights of an indeterminate group of consumers.

These amendments might substantially increase the number of legal actions commenced against various companies that provide goods and services to individual users or consumers or to various groups or associations of consumers. This possibility might entail risks for Telecom Argentina and Personal concerning, among others, the collection of prices charged for its services, or the obligation to return amounts charged for its services. If such were the case, any of such consequences could have an adverse effect on our financial situation and on the results of our operations.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our debt and trade liabilities.

In 2001 and 2002, the Argentine Government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tightened restrictions or limitations on the access to foreign exchange markets and transfer of funds abroad, including for purposes of paying principal and interest on debt and trade liabilities to foreign suppliers. Although these restrictions or limitations have generally been eliminated, restrictions on the access to foreign exchange markets and transfer of funds have in the past limited and may in the future limit our ability to make payments on our debt to creditors and trade liabilities outside of Argentina. There can be no assurance that the BCRA will not impose again similar restrictions for principal, interest and/or trade liabilities payments by us to our foreign creditors, or require its prior authorization for such purposes, which would limit our ability to service our debt and/or comply with payments related to trade contracts with foreign suppliers. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

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

While the value of Telecom Argentina’s shares has increased over the past five fiscal years, their value has declined during 2008. See “Item 9—The Offer and Listing.”

The market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, changes in the economic and political situation of Argentina, changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

In addition, future conversions of Telecom Argentina’s Class C Shares could affect the trading price of Telecom Argentina’s shares if a large number of converted shares are sold in the public markets within a short time period. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

Finally, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADRs listed on the New York Stock Exchange are U.S. dollar denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

If we experience significant losses, we may be required to undertake a mandatory capital stock reduction or commence dissolution procedures.

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

Since Telecom Argentina reported significant accumulated losses for the year ended December 31, 2005, it qualified for mandatory reduction of its capital stock. Accordingly, the Ordinary Shareholders Meeting held on April 27, 2006 approved the use of Telecom Argentina’s legal reserve and a portion of its inflation adjusted capital account to absorb accumulated losses and remediate this situation. See “Item 9—The Offer and Listing.”

We reported net income for the fiscal year ended December 31, 2007, but we still had accumulated losses amounting to P$708 million as of December 31, 2007. Although we currently do not qualify for mandatory reduction of capital stock, we cannot guarantee that we will not report significant losses in the future and again qualify for capital stock reduction under Article 206 or under paragraph 5 of Article 94.

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

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. We maintain our financial books and records and prepare our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP.  In this regard, we have included a description of the principal differences between Argentine GAAP and US GAAP as they relate to us in Note 16 to the Consolidated Financial Statements.

ITEM 4.  INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector corporations in Argentina in terms of revenues. Telecom Argentina  has a non-expiring license (the “License”) to provide fixed-line telecommunications services in Argentina. We also provide other telephone-related services such as international long-distance service and data transmission and Internet services, and through our subsidiaries, wireless telecommunications services, international wholesale services, and telephone directory publishing (until the sale of Publicom’s subsidiary in April 2007).

As of December 31, 2007, our telephone system included approximately 4.21 million lines in service. This is equivalent to approximately 22 lines in service per 100 inhabitants in the Northern Region of Argentina and 367 lines in service per employee.

As of December 31, 2007, our Internet business has approximately 83,000 customers of its dial-up and private virtual network services (in these networks links between nodes are carried by open connections or virtual circuits) and approximately 783,000 customers of its ADSL service. Our Wireless reportable segment has approximately 10.67 million customers in Argentina and approximately 1.63 million customers in Paraguay.

Business Strategy

Our goal is to be a leading provider of integrated communications, providing a wide variety of fixed and mobile telecommunication services, mainly in the territory of Argentina. Our purpose is to be a leader in operational excellence, in the provision of innovative services and in customer satisfaction.

We aim to maximize our business returns by building customer loyalty through innovative and attractive offerings that our competitors will find difficult to imitate. We believe that the main drivers of growth will continue to be our broadband business and wireless service offerings, enabled by increased penetration, higher access speeds and sale of Value Added Services.

Markets for fixed basic telecommunication services are either mature or close to maturity, resulting in tight competition, increased costs for operators, and declining prices. The use of high-technology exacerbates this situation even more by facilitating the entry of new players, the so-called technology competitors, which, with low and highly focused investments, fuel competitive pressure and reduce the industry’s profitability.

Customers, for their part, are starting to place value on the increasing levels of empowerment, personalization and interactivity in telecommunication services with an emphasis on simplicity. Increasingly, the services for which consumers are willing to pay a premium are value-added, and the price of connectivity —either fixed or mobile- no longer represents a determining factor in the purchase decision.

In this context, in which the industry is evolving towards an ICT (Information & Communication Technology) paradigm, the convergence of services constitutes a key opportunity to achieve market positioning by keeping abreast of emerging demands and counteracting the erosion of traditional revenue streams.

Conceptually, the convergence of services comprises different implementation stages ranging from simple commercial integrations to more complex structures in which different access networks and wide-ranging applications and services are combined to meet customers’ needs in a simple way.

We are in a privileged position to benefit from the convergence of services provided to fixed and mobile customers, which represents an advantage vis-à-vis companies operating purely in one of the fixed, mobile or cable businesses. In this regard, Telecom Argentina has undergone organizational changes, which have enabled it to launch several packages for customers, including broadband access and local calls, innovative wireless digital handsets, SMS services compatible with the fixed and mobile networks, Wi-Fi connectivity for home broadband, and recently, fixed video-telephony.

From an operating perspective, we aim to improve synergies, to which end we are designing and executing a plan to coordinate the development of our networks and information systems—an essential element for the provision of a broad portfolio of integrated services.

Key components of our strategy include:

•                  Retain customers and traffic on fixed networks through flat-rate offerings that target a broad market and increase ARPU on well-established products, maximizing profitability in mature businesses;

•                  Continue to migrate our traditional telephone infrastructure to the unified NGN architecture, which already has approximately 350,000 lines deployed with the new technology;

•                  Increase the penetration and deployment of broadband, which should enable us to speed up the convergence of fixed and mobile services and increase the Company’s ability to offer innovative multimedia services;

•                  Continue the deployment of Fiber Optics to improve transmission capacity and increase access speed for our customers, which in turn enables the increased offering of combined Value Added Services;

•                  Expand coverage of our mobile service, completing the migration of mobile TDMA customers to GSM, and continuing the deployment of 3G mobile broadband technology;

•                  Prioritize customer service and quality; and

•                  Explore new technologies, such as IMS (IP Multimedia Subsystem), Wimax (Worlwide Interoperability for Microwave Access), Home Networking (which allows multiple computers to share files, printers and Internet connection) and IPTV (Internet Protocol Television) and mobile TV services, so as to be prepared to offer such advanced services when and as permitted by the Regulatory Bodies.

We understand that the successful achievement of these goals will largely depend on our ability to adapt with efficiency and speed to the requirements of a rapidly changing market, and to keep pace with the technological evolution required to continue delivering leading-edge services comparable to those provided in more developed countries.

Organizational Structure

The following chart shows our principal subsidiaries and affiliated companies as of December 31, 2007, and jurisdiction of organization.

(*)      On April 12, 2007, Telecom Argentina sold its entire share participation in Publicom (99.99% of capital and voting shares of the subsidiary).

(**)    Dormant entity.

Consolidated Subsidiary Information

The following table presents information relating to our consolidated subsidiaries for the fiscal year ended as of December 31, 2007:

Subsidiary (1)	Activity	Reportable Segment	Percent Ownership	Percentage of Telecom’s Total Consolidated Net Sales
Telecom Personal S.A.	Wireless Services	Wireless	99.99	58.8
Núcleo S.A. (2)	Wireless Services	Wireless	67.50	4.8
Telecom Argentina USA Inc.	International Service	Voice, Data and Internet	100.00	0.4
Micro Sistemas S.A. (3)	Electronic Equipment Sales	Voice, Data and Internet	99.99	—
Total				64.0

(1)   All incorporated in Argentina, except for Núcleo S.A. (Paraguay) and Telecom Argentina USA Inc. (USA).

(2)   Interest held indirectly through Telecom Personal.

(3)   Dormant subsidiary as of December 31, 2007.

As a consequence of the sale of our equity interest in Publicom on April 12, 2007, the former reportable segment “Directory publishing” has been accounted for as “discontinued operations” and included in a separate line in the reportable segment “Voice, Data and Internet.” See Note 12 to our Consolidated Financial Statements.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware, 19715.

Recent Developments

Telecom Personal and Núcleo Dividend Payments

On March 31, 2008, Telecom Personal paid its shareholders a dividend in an amount of P$220 million, as stipulated by the General Shareholders Meeting held on March 27, 2008, of which P$219.98 million were received by Telecom Argentina.

On April 15, 2008, Núcleo paid its shareholders a dividend in an amount in guaraníes equivalent to US$20.7 million, as stipulated by the General Shareholders Meeting held on March 14, 2008, of which US$14.0 million were received by Telecom Personal. In compliance with Paraguayan tax law, Núcleo withheld 15% of the amount distributed to Telecom Personal as income tax. Consequently, Telecom Personal received US$11.9 million in dividend proceeds and has a credit for taxes imposed on foreign earnings in an amount of US$2.1 million.

Mandatory and optional prepayment on the Notes

Due to the cash generation from operations in 2007 amounting to P$2,946 million, the Company has continued reducing its consolidated financial indebtedness. Telecom Argentina made mandatory prepayments amounting to P$889 million in 2007 and made an additional prepayment on April 15, 2008 amounting to P$822 million (which includes P$427 million of mandatory prepayment corresponding to excess cash). After giving effect to the principal prepayment made in April 2008, Telecom Argentina has cancelled all scheduled amortizations of the Series A notes and Series B notes payable through April 2011 and 45.0% of the scheduled principal amortization payments due October 2011. Consequently, as of the date of this Annual Report 45.087% of the original principal amount of Series A notes and 4.125% of the original principal amount of Series B notes remaining outstanding. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements.”

New Universal Service Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the Universal Service regime.

Decree No. 558/08 establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the Universal Service Fiduciary

Fund for those that are still pending. Likewise, the SC could choose to consider as Universal Service other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

In defining “Universal Service,” the new regulation establishes two categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

The Decree requires Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the Universal Service Fiduciary Fund.

The Decree also requires telecommunications service providers to propose, within 60 days from its effective date of publication, a procedure to select a fiduciary institution and to provide a fiduciary agreement proposal, both subject to the SC approval.

The level of financing of Universal Service programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future Universal Service programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunications services, net of taxes) to the Universal Service Fiduciary Fund and keeps the “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fiduciary Fund.

Decree No. 558/08 also mandates the creation of the Universal Service Fiduciary Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member to be appointed by cooperative operators). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with administrating and controlling the Universal Service Fiduciary Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new Universal Services programs, with the prior approval of the SC.

At the date of issuance of this Annual Report, the management of Telecom Argentina and Personal have started to analyze the impact of this new regulation, which is still subject to further specifications to be issued by the SC. See “—Regulatory Framework—Decree No. 764/00—Universal Service Regulation.”

Change of Enterprise Resource Planning (ERP) System: Successful Implementation of SAP

In January 2007, the Telecom Group successfully implemented its new SAP-based ERP system. The implementation replaced the previous ERP system and other works planning and control systems with a single, fully-integrated piece of multi-company software whose success has been proven in telecommunication companies all round the world.

The processes within the implementation scope of SAP included accounting, accounts payable, treasury, works in progress, logistics, fixed assets and materials and project management.  During 2007 and the beginning of 2008 we continued with the implementation process by adding new features, including human resources management, foreign trade, real estate, float maintenance and special services which were succesfully implemented during March and April 2008.

History

Telecom Argentina was created by Decree No. 60 of the executive branch dated January 5, 1990 and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, its legal name was changed to “Telecom Argentina STET-France Telecom S.A.” and on February 18, 2004, it was changed to “Telecom Argentina S.A.”

Telecom Argentina is organized as a sociedad anónima under Argentine law. The duration of Telecom Argentina is 99 years from the date of registration with the Buenos Aires Public Registry of Commerce (July 13, 1990). Telecom Argentina conducts business under the commercial name “Telecom.”

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

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine Government sold 60% of the common stock to Nortel, a holding company formed at that moment by a consortium of investors including Telecom Italia among others. As of December 31, 2007, Nortel’s common stock was owned by an Argentine company named Sofora, which was organized in September 2003 and, as of December 31, 2007, was held 50% by the Telecom Italia Group, 48% by W de Argentina–Inversiones, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group, and 2% by France Telecom Group. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s common stock was transferred to a Share Ownership Plan for certain ex employees of ENTel and CAT by the Argentine Government, and the remaining 30% of Telecom Argentina’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

On the Transfer Date, Telecom Argentina also entered into a management agreement (the “Management Agreement”) with Telecom Italia and FCR, a subsidiary of France Telecom S.A. (jointly, the “Operators”) pursuant to which the Operators agreed to provide services, expertise and know-how with respect to the Telecom Argentina’s activities. Since December 2003 and until the expiration of the Management Agreement on October 10, 2004, the Telecom Italia Group continued performing the Management Agreement as sole operator. The Telecom Italia Group has thereafter continued being the sole operator of Telecom Argentina.

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

Through September 30, 1999, Telecom Argentina provided domestic and international telephony services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine Government implemented a deregulation plan introducing competition into the Basic telephone service market. See “Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.” The Argentine telecommunications market was opened to full competition beginning in November 2000. As a result, Telecom Argentina now offers services throughout Argentina and competes with Telefónica and with a number of additional operators throughout its markets.

On May 3, 2000, certain employees of Telecom Group participating in the employee Share Ownership Plan created by the Argentine Government in connection with the privatization of ENTel, sold 44,458,431 Class B Shares (represented by 7,600,000 ADSs and 6,458,431 shares) in an offering in the United States and in Argentina. Subsequently, other employees sold their shares in the market. The remaining shares issued pursuant to the Share Ownership Plan are in the process of being released from ongoing legal proceedings to enable their gradual conversion and sale in the public market. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

THE BUSINESS

General

As of the date of this Annual Report, we conduct our business through five legal entities which represent five operating segments. We aggregate these operating segments into two reportable segments –Voice, Data and Internet and Wireless- following the nature of the products and services provided.

The companies we aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated Company/Operating Segment
Voice, Data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas S.A. (i)

Wireless	Telecom Personal
Núcleo

(i)        Dormant entity at December 31, 2007.

As a consequence of the sale of our equity interest in Publicom on April 12, 2007, the former reportable segment “Directory publishing” has been accounted for as a “discontinued operation” and included in a separate line in the reportable segment “Voice, Data and Internet.” See Note 12 to our Consolidated Financial Statements.

Voice, Data and Internet. Telecom Argentina owns a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Telecom Argentina also owns a network in the Southern Region. Voice, Data and Internet services are comprised of the following:

•                  Basic telephone services. Telecom Argentina provides Basic telephone services, including local and domestic long-distance telephone services and public telephone services. As of December 31, 2007, Telecom Argentina had approximately 4.21 million lines in service;

•                  International long-distance services. Telecom Argentina provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits;

•                  Data transmission and Internet services. Telecom Argentina provides data transmission and Internet connectivity services, including traditional dial-up and broadband connections, ADSL dedicated lines, private networks, national and international broadcasting signal transport and videoconferencing services. As of December 31, 2007, Telecom Argentina had approximately 83,000 dial-up and private virtual network services subscribers (in these networks links between nodes are carried by open connections or virtual circuits) and approximately 783,000 ADSL subscribers to our Internet service; and

•                  Other Basic telephone services. Other services provided by Telecom Argentina include supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, video calls and itemized billing, and telecommunications consulting and telecommunications equipment and maintenance services.

•                  Wireless Telecommunication. We provide wireless services through our subsidiaries in Argentina and Paraguay. Our subsidiary Telecom Personal provides wireless telephone service throughout Argentina via cellular and PCS networks. Telecom Personal’s service offerings include supplementary wireless Value Added Services. We also provide cellular and PCS services in Paraguay through Núcleo, a subsidiary of Telecom Personal. As of December 31, 2007, Telecom Personal had approximately 10.67 million wireless subscribers in Argentina and approximately 1.63 million in Paraguay.

See Note 14 to our Consolidated Financial Statements and: “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2007, 2006 and 2005—Results of Operations by Reportable Segment” for additional information as to our results of operations by reportable segment.

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

The Argentine Government has taken certain measures that have affected revenues from the services we provide. By the enactment of the Public Emergency Law since January 6, 2002, the rates charged by Telecom Argentina for fixed line services such as measured service, public telephone service, national and international long-distance and monthly basic charges and installation charges have been pesified (regulated services since the Transfer Day). We cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect our future revenues. See “Rates” below and “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

Telecom Argentina’s Telephone Network

Telecom Argentina’s fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the development of Telecom Argentina’s telephone network:

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Number of installed lines(1)	4,238,542	3,896,637	3,828,147	3,803,006	3,800,085
Net lines installed (during each year)	341,905	68,490	25,141	2,921	(2,379)
Net lines installed cumulative(2)	2,667,578	2,325,673	2,257,183	2,232,042	2,229,121
Number of lines in service(3)	4,207,744	4,094,653	3,949,911	3,790,298	3,655,859
Net lines in service added for the year	113,091	144,742	159,613	134,439	65,575
Net lines in service added cumulative	2,805,775	2,692,684	2,547,942	2,388,329	2,253,890

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Lines in service per 100 inhabitants(4)	22	21	21	20	20
Pending applications(5)	65,700	60,800	52,000	44,800	74,800
Public phones installed	70,550	81,568	82,771	83,847	80,127

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

Revenues

Voice, Data and Internet Services include monthly basic charges, measured service charges, installation charges, public telephone services and interconnection services related to “essential facilities,” whose prices are regulated by the rules governing the license which establishes the “maximum prices” that can be charged to clients. Telecom Argentina is able to charge prices below the maximum regulated prices as long as the discount is applied equally to clients who share the same characteristics (under the so called principle of “non-discrimination”). In accordance with this ability, Telecom Argentina charges lower prices than the maximum regulated prices for many of the services offered.

The remaining services included in the Voice, Data and Internet reportable segment are not subject to regulation and, as a result, Telecom Argentina is able to set the corresponding rates.

a)    Retail – Residential and Business customers

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice and, through January 6, 2002, translated to pesos at the applicable exchange rate of US$1.00 = P$1.00. The number of pulses varies depending on the type of customer. As of December 31, 2007, approximately 78% of lines in service were for residential customers and public telephony and approximately 22% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to low consumption residential and retired customers.

Measured Service Charges. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per minute at the time the call is made and, through January 6, 2002, translated to pesos at the applicable exchange rate of US$1.00 = P$1.00. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. During the summer months (December through March) there is decreased consumption due to the fact that many customers are on vacation. Additionally, due to competition, Telecom Argentina offers discounts to customers mainly for domestic long-distance service, as semiflat plans that include a set quantity of minutes for a fixed change.

Local minutes were approximately 13.6 billion in 2007, 13.8 billion in 2006 and 13.9 billion during 2005. During the past three years, despite increased economic activity in Argentina and the growth in our fixed line customer base, the volume of local minutes has remained relatively stable due to the strong development that wireless telephony is experiencing and the resulting migration of traffic to that type of telecommunication service.

Domestic long-distance minutes were 3.0 billion in 2007, 3.0 billion in 2006 and 2.9 billion during 2005. The modest but positive growth in the domestic long-distance minutes is associated with the introduction of “semiflat” plans that permit the client to pay a fixed charge to get a set quantity of minutes for use during certain hours or days, or to certain numbers or places. Since the Northern Region was opened to competition in 1997,  Telecom Argentina  has maintained its position as the market leader for domestic long-distance traffic in the region.

In the years ended December 31, 2007 and 2006, approximately 77% of measured service revenue was generated by residential and professional customers, and approximately 23% was generated by business and government customers.

International Long-Distance Service. International long-distance traffic minutes increased to 198 million in 2007 from 130 million in 2006 and 125 million in 2005. Despite the competition and VoIP (Voice Over Internet Protocol) the volumes of this traffic shows a positive trend due to promotions to target the sector.

Since 1992, international tariffs have been reduced annually as a consequence of the application of the Price Cap described in “Rates—Price Cap.” Telecom Argentina also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

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

Public Telephone Services. As of December 31, 2007, there were 70,550 public lines installed of which 6,799 are in the Southern Region. Local and domestic long-distance traffic saw a systematic reduction as a result of the strong development of the cellular telephone industry in Argentina. As a result, public-telephony local traffic for the year 2007 fell to 556 million minutes compared to 702 million minutes for the year 2006 and 844 million minutes for the year 2005. Domestic long-distance public-telephony traffic over the same period was 243 million minutes, 306 million minutes and 379 million minutes for 2007, 2006 and 2005, respectively. In contrast, international long-distance public-telephony traffic has experienced consistent increases reaching 64.0 million minutes during the year 2007, from 52.4 million minutes in the year 2006 and 44.5 million minutes in the year 2005 due to several promotions, used to generate increased demand.

Other National Telephone Services. Telecom Argentina provides dedicated lines to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, Telecom Argentina receives revenues from dedicated analog urban/interurban lines, which are calculated per number of pulses used, according to the price of urban/interurban calls applicable to calls of that distance.

Additionally, other national telephone services include charges for supplementary services (such as call waiting, call forwarding, conference calls, caller ID, voicemail and itemized billing).

New Voice Products and Services. Throughout 2007, Telecom Argentina introduced new products and services in the market, in response to customer needs and in line with its goal to increase ARPU in its access lines. The new products and services include the new line of “Aladino” handsets, and the offering of value-added packages for voice. Additionally, Telecom Argentina was the first fixed operator in Argentina to provide customers with SMS from fixed and video-call phones.

Data Transmission Services. The data services business includes nationwide data transmission services, virtual private networks, symmetric Internet access, national and international broadcasting signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies. Telecom Argentina also provides certain Value Added Services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are provided mainly through frame relay and ATM networks. However, in the past year, Telecom Argentina has developed an IP Virtual Private Network and has begun the migration of lines connected to the ATM networks to the IP Virtual Private Network. Telecom Argentina has a non-expiring license to provide the aforementioned services.

Telecom Argentina began to offer integrated solutions to its corporate business clients with the objective of increasing customer loyalty, retention and overall satisfaction.

In response to market needs, Telecom Large Customers was created to serve as the integrated provider of convergence and ICT solutions. The new strategy is supported by the Data Center, a key component in this process, and by the creation of the Delivery Management Data Center and Value Added Services Support center. As a result of these efforts, we provide convergence solutions in which traditional voice and data services are bundled with Internet access, web, multimedia, ICT and Data Center services.

We have developed many successful partnerships with global IT leaders, allowing us to provide high-quality solutions. For example, we act as Positron’s exclusive representative in Argentina for the provision of 911 services.

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

During the past several years, Internet service has experienced a significant technological change as a result of the introduction of ADSL. We have seen a constant decrease in Dial-Up access that has been more than offset by increased ADSL access. This change is illustrated in the following table:

	December 31,
	2007	2006	2005
ADSL (1)	783,000	457,000	226,000
Dial-Up (2)	83,000	95,000	125,000

(1)          Includes ADSL access in the Northern Region and ADSL clients in the Southern Region

(2)          Includes private virtual network services.

The increase in number shown in the table above are the result of Dial-Up customers migrating to ADSL service over the years and the acquisition of new ADSL customers.

The market for broadband has experienced significant growth in the years 2006 and 2007 throughout the country, increasing 68% and 60% respectively to reach approximately 2,504,000 connections at December 31, 2007.

Broadband Internet is delivered through three technologies: cable modem, ADSL and wireless; cable modem and ADSL being the most widely used. In the past year, ADSL connections exceeded the number of cable modem and wireless connections, in the Northern Region as well as in the rest of the country. Telecom Argentina markets its ADSL service through its Arnet brand and in partnership with other ISPs.

Until 2005, Telecom Argentina had sought to differentiate itself in the market by offering service prioritizing continuous increases in the speed of broadband services offered to its customers, offering the highest speeds on the market (for 5 MB download), and diversifying its service and payment plans (flat, time based, or by data volume).

In 2006 Telecom Argentina looked to significantly increase its market presence by adjusting its strategy and providing quality services at competitive speeds and prices nationwide. To this end, in March 2006 Telecom Argentina widely introduced the product Arnet 640 Kb (a 640kb speed ADSL service offered at a flat rate). Following its introduction, Arnet 640 Kb demonstrated strong growth that permitted Telecom Argentina to double its clients in one year, and to increase its market share nationwide, from 28.7 % in December 2006 to 30.7% in December 2007.

Telecom also implemented a new product that enables small to medium-sized companies to increase adoption of broadband, offering Internet access at speeds of up to 20Mb. In June 2007, a new broadband product – “Arnet Free” – was introduced, targeted at non-intensive users. With this product launch, Telecom Argentina became the first Internet provider to introduce a broadband offering with no fixed charge. In September 2007, Telecom Argentina doubled the bandwidth for customers in the Interior, leveling it with the rest of the portfolio nationwide while a new product portfolio, offering integrated access solutions and Value Added Services for the stores, SME and Corporate segments was launched.

Additionally, Internet revenues include Internet access services. Telecom Argentina offers its 0610, 0611 and 0612 ISP services. The 0610 service at rates reflecting up to a 30% discount compared to normal city rates for connections lasting 30 minutes, depending on the time and day of the connection. Traffic generated by these services has been decreasing, falling from 5.9 billion minutes in 2005, to 4.0 billion minutes in 2006 and to 2.3 billion minutes in 2007 with similar effects on net sales. After the implementation of an agreement reached with the Argentine Government, Telecom Argentina offers Internet dial-up access to locations in its region through more than 98% of the installed lines.

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

•                  international point-to-point leased circuits; and

•                  international data services.

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 605 million in year 2007, 578 million in year 2006 and 517 million in year 2005.

Telecom Argentina is connected to international telecommunications networks mainly through the following submarine Fiber Optic cables:  Unisur (Argentina – Brazil – Uruguay), Americas 1 and Americas 2, Columbus 2 and 3 (Europe), Atlantis 2 (Brazil – Europe), Sea-Me-We (Europe – Asia), Latin American Nautilus (LAN), a company of the Telecom Italia Group, and other minor cables.

In order to meet the growth in our ADSL customer base, Telecom Argentina has acquired several Indefeasable Rights of Use (IRUs) on LAN’s submarine cable, which connects Argentina with the U.S. (Miami) in a submarine fiber optic ring. These rights, which last for 15 years, allow the interconnection of the IP backbone of Telecom Argentina with IP Transit providers in the U.S.

Though our wholly-owned subsidiary in the United States, Telecom Argentina USA Inc., a corporation organized under the laws of the State of Delaware, we were granted an FCC 214 license by the Federal Communications Commission, or the FCC, for the provision of international long-distance telecommunications services in the United States. Telecom Argentina USA routes the majority of its traffic through its own switching capabilities and its business, at the moment, is mainly focused on wholesale long-distance international traffic although it has begun to explore the retail market through prepaid cards and A.N.I. recognition (technology similar to caller ID that allows customer identification of a particular prepaid card).

Throughout 2007, commercial and interconnection relationships were established with 22 new operators in the United States, Western and Eastern Europe and Asia, enabling us to compensate for natural operator turnover.

Rates

Pursuant to the original terms of the Transfer Agreement, Telecom Argentina was permitted to adjust the rates it charged for domestic telephone calls in accordance with the monthly variation of the Argentine consumer price index, or, in certain circumstances, a weighted average of the Argentine Consumer Price Index and the devaluation of the Argentine currency against the dollar. The Convertibility Law, which took effect on April 1, 1991, however, prevented the operation of this indexing mechanism; as a general matter, the Convertibility Law prohibits peso-based price adjustment mechanisms.

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

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of P$9.5 million in accordance with SC Resolution No. 4,269/99. In December 2007, the regulatory authority notified the Company of its intention to offset this amount with the Resolution No. 41/07 receivables. As a result, as of December 31, 2007, the Company recorded a reserve on the CNC final results, which was shown as a deduction from the Resolution No. 41/07 receivables.

Historical Rates. The rates charged by Telecom Argentina are subject to the regulations described under “—Regulatory Framework.” The following table sets forth certain of our maximum month-end rates for various components of local service and domestic long-distance service in U.S. dollars(1):

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Residential:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line	13.23	13.23	13.23	13.23	13.23
Commercial:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line	27.30	27.30	27.30	27.30	27.30
Prices:
Price per pulse (nominal)	0.0469	0.0469	0.0469	0.0469	0.0469

(1)          Figures shown do not include value added tax charged to customers. In accordance with the Public Emergency Law these rates were pesified at the exchange rate of US$1.00 = P$1.00.

Many of Telecom Argentina’s charges, such as the monthly basic charge and measured service charges, are calculated using pulses, a basic service unit. Effective November 1, 1999, the maximum rate per pulse (which was denominated in dollars until December 31, 2001) was US$0.0469 (an increase of approximately 1.5% from the rate in effect from April 1999 through October 1999). As of the date of this Annual Report, this was the last time the maximum rate per pulse was changed. However, changes corresponding to years 2000 and 2001, although not directly applied on the price per pulse, were included in the 2000 and 2001 price cap negotiation. In March 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government that is intended to serve as a foundation for a forthcoming negotiation agreement and contemplates the increase in rates for incoming international calls and the extension of peak-rate calling periods. The new rate agreement contemplated by the Letter of Understanding 2006 has not yet been completed.

Price Cap. The List of Conditions required that rates be reduced annually until the Regulatory Bodies determine that there is “effective competition” in the markets we serve. A 2% (measured in real dollar terms) reduction in the prior year’s rates was required for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement is maintained pursuant to the Rate Agreement, whereby Telecom Argentina is permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long-distance rates and (in Price Cap 1998) discounts to certain public entities, including the fire departments and public libraries. The Regulatory Bodies notified Telecom Argentina of the completion of the Price Cap 1998 audit which did not show a balance to be applied. In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in an amount payable by Telecom Argentina of P$10.2 million, the calculation of which is currently being reviewed by the management of Telecom Argentina. Telecom Argentina intends to offset this balance with the credit resulting from SC Resolution No. 41/07. See “—Regulatory Framework—Tax Stability: Social Security Contribution Variations.”

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

•                  a 5.5% reduction in revenues from residential customers from local Basic telephone service (these reductions were made available to customers that requested the rate reduction); and

•                  the continuance of the 0610 Internet access dial-up charge to residential customers.

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

The licensees were permitted to decide how to apply the remaining reduction. In the event that by November 2001 the reduction in these items had not achieved the efficiency factor of 6.75%, the Argentine Government was to determine which items shall be subject to additional reductions in order to achieve that goal. The 2000 Price Cap audit results are still pending. Should the determination result in an amount payable by Telecom Argentina, it will be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentina Government, Telefónica and Telecom Argentina signed an agreement that set the reduction of tariff or efficiency factor at 5.6% for the period from November 2001 to October 2002. However, in October 2001, a preliminary injunction against us carrying out any tariff adjustments by reference to the Consumer Price Index in the United States was issued. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. This appeal is currently still pending.

The Public Emergency Law explicitly prohibited tariff adjustments. See “Item 8—Financial Information—Legal Proceedings—Consumer Trade Union Proceeding.” As of the date of this Annual Report, the price cap regime is suspended and it is unknown if and when it will come back into effect or be replaced by other tariff regulation procedures.

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

Telecom Argentina has been applying several promotions to installation charges. Average levels of promotional installation charges in 2007 were P$69.

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

Letter of Understanding Relating to Basic Services. As part of our negotiations under Decree No. 293/02 on the tariff structure, on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government whereby we agreed to increase certain tariffs and incorporate certain modifications to the current regulatory framework. In particular, the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs. As of the date of this Annual Report, Telecom Argentina is expecting the completion of certain administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation. See “Regulatory Framework—Letter of Understanding 2006.”

Tax on deposits to and withdrawals from bank accounts (“IDC”). On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on Basic telephone services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined a remaining unrecovered amount of approximately P$23 million that arose before the issuance of Resolution No. 72/03. Prior to the issuance of Resolution No. 41/07, Telecom Argentina planned to claim such amount within the tariff renegotiation process. See “Regulatory Framework—Letter of Understanding 2006.” In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Body’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution N° 41/07. Therefore, Telecom Argentina recorded as “Other receivables” a total of P$23 million.

Network and Equipment

Telecom has continually prioritized network development, focusing on four fundamental pillars: range, capacity, quality and availability. Based on those premises, it has deployed more than 12,000 km of Fiber Optics, trying to reach the largest number of locations and customers, and has made progress in ensuring service availability, even in the most remote areas of the territory in which we operate.

Our unique Fiber Optic backbone is used by the Group’s fixed, mobile and broadband services, and by third parties that lease our Internet access and transport capacity, including in many locations where no other company can provide such facilities.

Over the last two years, the introduction of DWDM (Dense Wavelength Division Multiplexing) has accelerated, leading to an increase in Fiber Optic transmission capacity. Additionally, in cases where we believe that future demand will be high, we have deployed SDH (Synchronous Digital Hierarchy) network rather than low-capacity PDH (Plesiochronous Digital Hierarchy) in order to increase future accessibility to broadband services.

Telecom is committed to maintaining and increasing the value of its network. To that end, it has conducted selective upgrades of the platforms that it believes will continue supporting both current and future services. It has accelerated the introduction of NGN-type customer lines, both replacing old generation equipment and meeting customer needs with new offerings. Additionally, it has increased broadband service capacity and coverage to address competitive offerings from other operators. It has also continued to develop its IP network and its interconnection with the main backbones of the U.S.

During 2007, there was significant new service activity, in terms of the variety and complexity of newly introduced services in the fixed telephony area. As regards future services, the Company is in an experimental phase with next-generation services platforms, that will enable, in the short term, the offering of advanced services to its business customers, as well as the deployment of IPTV services when and as permitted by the regulatory authority. We have also commenced a planning process for introducing new technologies to facilitate the deployment of new advanced services.

Milestones for 2007 include:

New Generation Switching (NGN or Next Generation Networks): The Company continued the deployment of NGN customer lines based on IP technology (Class 5) at an accelerated pace, both as a replacement for existing TDM technology and for the development of new areas (such as gated neighborhoods and country clubs). During the year, more than 350,000 new lines based on IP technology were installed.

Transmission: Broadband services have been disruptive in transmission networks designed for telephony. The availability of Fiber Optics, combined with the early introduction of DWDM, have enabled us to address the challenge of meeting annual growth rates in excess of 50% with transmission requirements that are seven times higher than those of telephone customers. During the year, new DWDM tracks were installed and the new SDH ring speed was increased to STM64.

Metroethernet: Having exceeded a 90% coverage of technical buildings in Buenos Aires, Rosario and Córdoba, the project has been broadened, taking metro switch deployments to more than 18 cities, where the combination of NGN, mobile and broadband services so require it. This deployment, together with the capacity to transmit Ethernet traffic in the long-distance network, is critical for future network development.

Backbone IP: The upgrade of the main nodes in the network was completed. Additionally, a large-scale IP access node deployment plan was started to facilitate the connection of business customers and the IP migration of voice services. This, coupled with a four-fold increase of the inter-urban transmission capacity, made it possible to serve the broadband needs of our customers, and prepared us for future deployment of new IP services. Additionally, in coordination with other national operators, we created a backup of procedures and links that aims to provide partial disaster recovery of Internet traffic.

ADSL: The deployment of ADSL services pursued two main objectives: a) to ensure the availability of the number of ports needed to meet growing connection demand, and b) to ensure quality in our ADSL services. To that end, we continued with the deployment of DSLAM (Digital Subscriber Line Access Multiplexor) 100% IP, and a constant adjustment of the transmission capacity of existing and new equipment was undertaken, monitoring the increase in service speed and the launch of 20 Mbit service. All the ADSL ports on the switching site were ADSL2+. To meet current traffic demands, 12 new BRAS (ADSL session aggregators) were installed, representing more than double the stock installed in late 2006.

Access network: During the year, progress was made with respect to our objective to ensure that all operations executed on external plant use the shortest loop possible from the switch to the subscriber. This requires taking active elements outside the switch, and prepare the network for high speed and bandwidth-demanding services like IPTV.

Atmosphere/RDS: On the ATM (Asynchronous Transfer Mode) network, which mainly supports corporate services, the new software was rolled out on 40 CPE (Customer Personal Equipment) nodes of NewBridge technology. Additionally, as part of the network maintenance plan, 46 new nodes of this technology were installed.

New Services: Several new services became technically available during the year, and changes were introduced to existing services, including, among others, video-calls, SMS on the fixed network, ADSL Access Evolution (20Mb) and Fixed GSM (provision of fixed telephony services through mobile telephony infrastructure).

At the National Supervision Center, Telecom Argentina conducts its control on networks and services. In 2007, the physical integration of supervisory positions for all networks in a single integrated department was completed. The Center’s infrastructure was modernized, with an overhaul of its facilities and IT equipment.

Wireless

We provide wireless services via cellular and PCS networks through our subsidiaries in Argentina and Paraguay.

Wireless Telecommunication Services in Argentina—Telecom Personal

The market for wireless telephone services in Argentina is characterized by rapid growth and intense competition. Operators are generally free from regulation to determine the pricing of services, with the limited exception of calling party pays, or CPP, charges for termination of calls originating on a fixed line network. See “Item 4—Information on the Company—Regulatory Framework—Calling Party Pays—CPP.” The CPP model, implemented in Argentina in 1997, resulted in increased demand for wireless services in Argentina, while the openness of the market to new entrants and freedom from price regulation has resulted in a dynamic market for the supply of wireless services. Following consolidation in the industry in 2005, there are currently three wireless operators offering nationwide service. According to the CNC, penetration of cellular service in Argentina has increased from approximately 55% of the population as of December 31, 2005 to approximately 76% and 96% as of December 31, 2006, and 2007, respectively.

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

Our wireless telephony services in Argentina are provided through our wholly-owned subsidiary, Telecom Personal. We provide wireless services throughout Argentina via STM, SRMC and PCS networks. Telecom Personal utilizes digital TDMA technology, GSM technology and 3G technology in its networks and primarily offers its services of STM and SRMC services on the 850 MHZ frequency band, and PCS service on the 1900 MHZ frequency band.

Prior to 1999, Telecom Argentina and Telefónica jointly operated Miniphone SA, a SRMC provider. Article 20 of Decree 264/98 required the division of this business venture to guarantee effective competition. Resolution SC No. 18,952/99 authorized the division of Miniphone and granted Telecom Personal and Telefónica Comunicaciones Personales S.A. the corresponding licenses for the SRMC as of October 1, 1999. Due to the technical impossibility of dividing the 850 MHZ network into two independent units, its property continues to be held by both companies in equal parts and is technically operated by an “Enterprise Collaboration Association” under the name Red Miniphone – ACE.

Although Telecom Personal provides nationwide service in Argentina, its operations were initially concentrated in the AMBA and in the Northern Region of Argentina. The Northern Region includes the cities of Córdoba and Rosario, the largest cities in Argentina after Buenos Aires. Telecom Personal now provides nationwide service in the Southern Region of Argentina as well.

Telecom Personal’s business is growing rapidly. From December 31, 2006 to December 31, 2007, its subscriber base in Argentina grew approximately 27%. As of December 31, 2007, Telecom Personal had approximately 10.67 million subscribers. At December 31, 2006, Telecom Personal had approximately 8.43 million subscribers and at December 31, 2005, Telecom Personal had approximately 6.15 million subscribers. Growth in Personal’s cellular subscriber base results in growth in net sales in the wireless segment. Net sales of Personal for the year 2007, 2006 and 2005 were P$5,339 million, P$3,964 million and P$2,576 million, respectively.

Telecom Personal offers advanced supplementary wireless services, known as Value Added Services. Among the Value Added Services Personal offers, the following are notable: voice mail, message signaling, caller-ID, call transferring, call waiting, call conferencing, IVR (“Interactive Voice Response”) dialing, national and international roaming and automatic call routing, Personal Backtones (the first ringtone service in Argentina that allowed customers to select their own ringtones), Fotocomic (the first cartoon for cellular phones in the country), Personal E-Cards (the first electronic animated greeting cards for cellular telephones), Personal Messaging on-line (the first SMS service to be established between the company’s website and its clients). The offering of these Value Added Services is expected to increase profitability by increasing ARPU and facilitating growth in MMS Mobile Message Service/ Data services thereby differentiating our service offerings from SMS. Telecom Personal has also introduced wireless Internet access. Telecom Personal’s ARPU in Argentina was approximately P$39 per month for years 2007 and 2006.

Service Plans

Telecom Personal wireless customers are offered a variety of flexible pricing options for wireless services. These options include prepaid, post-paid and “cuentas claras” plans. As of December 31, 2007, Telecom Personal had approximately 10.67 million subscribers. Of these, approximately 7.06 million were prepaid subscribers, representing 66.2% of Telecom Personal’s total customer base, approximately 1.13 million were post-paid subscribers, representing 10.6% of Telecom Personal’s total customer base and approximately 2.47 million were “cuentas claras” plan subscribers, representing 23.2% of Telecom Personal’s total customer base.

Prepaid Plans. Under prepaid plans, the customer pays in advance for telephone calls and Value Added Services through a prepaid card. When the card runs out of minutes, the customer can recharge the prepaid card through the prepaid system or can purchase virtual prepaid phone cards on Telecom Personal website, at ATMs, at kiosks and drugstores or through authorized agents. Since there are no monthly bills, prepaid plans such as the Personal Light Plan and the Ultra Light Plan allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. Both plans come with caller ID and voicemail services. A subscriber can add credit to the card and make and receive local, national and international calls. With the Ultra Light Plan, the more credit a subscriber puts on the card, the lower the rates are per minute.

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

As of December 31, 2007, Telecom Personal’s prepaid subscribers accounted for 66.2% of its total customer base, post-paid subscribers represented 10.6% of Telecom Personal’s total customer base and “cuentas claras” plan subscribers represented the remaining 23.2% of Telecom Personal’s total customer base. From December 31, 2006 to December 31, 2007, the percentage of prepaid and post-paid subscribers out of Telecom Personal’s total customer base increased while the percentage of “cuentas claras” plan subscribers decreased. As of December 31, 2006, Telecom Personal’s prepaid subscribers accounted for 65.7% of its total customer base, post-paid subscribers represented 9.0% of Telecom Personal’s total customer base and “cuentas claras” plan subscribers represented the remaining 25.3% of Telecom Personal’s total customer base. As of December 31, 2005, Telecom Personal’s prepaid subscribers accounted for 65.6% of its then total customer base, post-paid subscribers represented 8.9% and “cuentas claras” plan subscribers represented the remaining 25.5%.

The following table presents selected information regarding Telecom Personal’s post-paid, prepaid, “cuentas claras” and total cellular subscriber bases for the periods indicated:

	As of December 31,
	2007	2006	2005
Cellular subscribers:(1)
Prepaid	7,062,000	5,539,000	4,038,000
Post-paid	1,134,000	759,000	546,000
“Cuentas Claras”	2,470,000	2,127,000	1,566,000
Total	10,666,000	8,425,000	6,150,000

(1)          Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. An “active cellular subscriber” is a cellular subscriber who makes or receives 3 phone calls within the last 90 days of such relevant period.

Network and Equipment

Personal currently provides digital mobile telephony services throughout the country, with service quality indicators comparable to those of world-class operators. Personal’s network structure consists of a wireless access segment, a call switching and routing core, and several Value Added Services platforms.

In recent years, Value Added Services such as text messaging, multimedia messaging and improvements in data connectivity, have become increasingly relevant. New services are being developed and implemented every year: Blackberry (mobile e-mail), Ring Back Tones, mobile intranet (wireless access to the corporate network), and services provided by the 3G network, such as wireless broadband data connectivity, video calls, and the possibility of downloading and playing music and video clips.

Currently, such services are provided throughout Argentina, through a network of more than 2,200 points of coverage. Access technologies now supported range from the analog to the digital standard with the highest worldwide penetration: GSM.

The new GSM network infrastructure, known as 3G, provides a substantial increase in voice and data traffic capacity, higher speed and flexibility for introducing new services.

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

Migration towards a distributed switching scheme provides Telecom Personal the opportunity share with Telecom Argentina a single trunk network for data transmission. This approach to reuse of fixed and mobile services equipment is part of the “Fixed-Mobile Convergence” initiative undertaken by the Telecom Group.

The Value Added Services network is made up of a set of specialized servers and nodes, interconnected by a data network that is in constant development to enable the implementation of new services.

A major challenge during 2007 was the extension of the GSM network and its continued evolution to 3G, which will continue to consolidate in the next fiscal year.

Year-to-year growth in terms of GSM customer base and traffic was possible through the migration to “distributed” architecture, with no need for an increase in switches. In 2007, implementation of distributed architecture continued, reaching fourteen switching points. Additionally, the total number of radio transmitters in service on the GSM network increased from 15,800 to approximately 21,500. Finally, three new nodes were installed to manage the GSM customer database, totaling eight nodes.

The circuit switching, signaling and package network was upgraded both in terms of hardware and software. In 2007, we migrated to the version currently used by the world’s leading operators, achieving performance improvements and enabling the implementation of advanced Value Added Services.

With respect to coverage, the area with service availability in the Southern Region was extended through an approximate 70% increase in the number of base stations. Coverage in the Northern region was reinforced through the addition of 140 new transmission points.

In Buenos Aires city and Greater Buenos Aires, we improved service quality for residential customers through the deployment of GSM in a new, broader range frequency band (850 MHz).

With respect to Value Added Services, the Intelligent Network (Red Inteligente) migration was completed. Previously operated by a supplier, it has now been implemented internally with next generation equipment, enabling the provision of innovative services for the business and corporate segments, and effectively controlling node operation.

Interoperability with the rest of Argentine mobile carriers has enhanced the functions of the multimedia messaging service and has triggered the launch of offerings that use this functionality, such as photo albums and the transmission of news content. The introduction of the latest generation platform has enabled us to provide such enhanced services.

Finally, the launch of GPS or location-based services, allows customers to access general information on their location.

Wireless Telecommunications Services in Paraguay—Núcleo

We provide nationwide cellular services in Paraguay through our subsidiary Núcleo under the commercial name of “Personal.” Núcleo is 67.5% owned by Telecom Personal and 32.5% owned by ABC Telecomunicaciones S.A., a Paraguayan corporation.  In 1997, Núcleo was granted a license to provide nationwide cellular service in Paraguay on the 850 MHz band. In 1998, Núcleo acquired the PCS license from Cable Insignia S.A., an entity owned 75% by Telecom Personal that was liquidated in October 2006. Núcleo began providing commercial cellular services in June 1998. Núcleo has also been granted licenses to provide internet access and videoconference and data transmission services in Paraguay.

As of December 31, 2007, Núcleo had an approximate 38% share of the cellular services market in Paraguay, with approximately 1,626,000 customers, an increase of approximately 462,000 customers, or approximately 39.7%, from December 31, 2006. As of December 31, 2006, Núcleo had an approximate 39% share of the cellular services market in Paraguay. As of December 31, 2006, Núcleo had approximately 1,164,000 customers, an increase of approximately 513,000 customers, or approximately 78.8%, from December 31, 2005. Núcleo had 651,000 customers as of December 31, 2005. For the year ended December 31, 2007, Núcleo had net sales of P$433 million. For the year ended December 31, 2006, Núcleo had net sales of P$355 million. For the year ended December 31, 2005, Núcleo had net sales of P$221 million.

The wireless service market in Paraguay continued experiencing a significant level of competition in 2007, one marked by price reductions, marketing promotions and launches of new products and services. In February 2007, Núcleo introduced per second billing in its calls. Currently, all mobile operators have implemented this tariff system.

With respect to commercial strategy, Núcleo increased efforts in the segmentation of plan and service offerings, and in the diversification of Value Added Services and products, initiatives supported by major promotion and advertising campaigns to consolidate the brand and strengthen its name recognition and market share.

During 2007, Núcleo completed the major commercial restructuring initiated in 2006 in its corporate segment, in which customers demand high-technology services, personalized care and customized solutions. The restructuring entailed a segmentation of the commercial structure into large accounts, SME and government. This process enabled Núcleo to leverage the business sector and resulted in a year of growth.

Among the services and products launched in 2007 for the residential segment, emphasis was placed on the Value Added Services market. Offerings were tailored to customer segments and young subscribers were prominently targeted with the “Personal Manía” program. In 2007, Maxicarga –the program aimed at facilitating the refilling of prepaid airtime minutes and increasing the number of locations for such refilling, was consolidated. In December 2007, it represented 60% of Núcleo’s prepaid credit sales. Additionally, international roaming service coverage was extended to the main destinations around the world, as a result of the development efforts made in previous years. In the business sector, efforts were geared to achieving higher competitiveness in Núcleo’s offerings, introducing value-added products to enhance Núcleo’s reputation for quality.

With respect to customer service, ISO quality certification was revalidated for the second year in a row. During 2007, a new Contact Center platform was implemented to support the new segmentation and self-service model. Additionally, new communication channels were introduced, the most innovative of which is SMS-based customer service.

The customer retention and loyalty strategy in 2007 was organized along two lines of action: promotions and “Club Personal,” with the aim of establishing a competitive edge in the market. In 2007, Club Personal, in line with Núcleo’s strategy, continued to introduce unprecedented promotions, prizes and discounts to the market.

With respect to network infrastructure, 2007, like 2006, was characterized by the extension of GSM network capacity needed to provide the growing customer base with the quality standards required to achieve a competitive edge. Coverage continues to be a competitive advantage, and in 2007 the network was extended to new areas of inner Paraguay. Currently, Núcleo provides coverage for approximately 85% of the Paraguayan population. As regards transmission, the SDH network was completed in the region located between Asunción, Ciudad del Este and Encarnación, securing traffic from the main towns in the interior. Additionally, Personal implemented the New Generation core network called Layered Architecture / Mobile Softswitch.

Núcleo’s internet business consolidated in 2007. The service, with Wimax technology capability, enabled major progress in data transmission. Núcleo’s commitment in this area – to make Internet access available to all through affordable pricing- allowed the “Hipuu!” brand to achieve major acceptance and solid market positioning, evidenced by significant growth in the number of subscribers.

Directory Publishing—Publicom

Until its sale in April 2007, we edited, printed, sold and distributed publications, including telephone subscriber directories in the Northern Region, yellow pages, leaflets, magazines, annuals and other directories through our 99.99% subsidiary Publicom. In addition, Publicom sold advertising in these publications and developed and sold advertising linked to telephone service. Pursuant to regulations of the SC, Telecom Argentina must provide, on an annual basis, all clients with free telephone directories for the area of their respective domicile. On April 12, 2007, Telecom Argentina sold its interest in Publicom to Yell Publicidad S.A. See “Sale of equity interest in Publicom – Discontinued operations” in Note 12 to the Consolidated Financial Statements for more detail.

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

In particular, at December 31, 2007, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 22.1 million fixed network connections in Italy. In addition, the Telecom Italia Group was the leading mobile operator in Italy, with 36.3 million mobile telephone lines in Italy at December 31, 2007. As of the same date, the Telecom Italia Group had 31.3 million mobile telephone lines in Brazil. It has significantly expanded into broadband in recent years and, at December 31, 2007, it had 11.1 million broadband points of access, of which 7.6 million were in Italy and 3.5 million were elsewhere in Europe (France, Germany and The Netherlands).

For more information, see “Item 7—Major Shareholders and Related Party Transactions.”

Competition

Voice, Data and Internet Services

Basic Telephony and International Long-Distance Services. Prior to November 1999, Telecom Argentina held an exclusive license to provide Basic telephone services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (now commercially known as Telmex), Telephone2, Impsat (commercially known as “Global Crossing”), Claro, IPlan, Comsat, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the rates it charges for its services and experience limited loss in market share in the Northern Region.

Internet and Data Services. We face nationwide competition in the Internet service market in Argentina from Telefónica, Grupo Clarín (Prima), Netizen, Fullzero, UOL, Ertach (which was recently acquired by Telmex) and Cablevisión (Fibertel), among others. Our data services business faces competition from Telefónica, Comsat, Grupo Telmex Argentina, and from several providers of niche data services such as Impsat, IPlan and others.

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

Currently, there are three operators providing nationwide services. These three operators are Telecom Personal, Telefónica Móviles and América Móvil. Nextel offers trunking telephony services in Buenos Aires and selected cities in the interior in addition to offering wireless telecommunication services.

Telefónica Móviles, which operates in Argentina under the trade name “Movistar,” is the largest wireless operator in Argentina. Movistar is the result of the consolidation of Unifón and Movicom by Telefónica in 2005. Movistar operates in the AMBA, where it operates through the 850 MHz band with a total of 37.5MHz (25 + 12.5MHz), and a total of 50 MHz (20 + 30) for PCS. It also holds a total of 80 MHz (40MHz + 40 MHz) for its PCS licenses for the Northern Region, and a total of 60 MHz (20 MHz + 40 MHz) for PCS in the Southern Region, Unifon’s original service area, where it also holds 25MHz license for STM. The economic concentration resulting from the consolidation of Unifon and Movicom exceeds the maximum limit of the 50 MHz of spectrum assignation (for the services of STM-SRMC-PCS and SRCE) permitted by Article 4 of the Annex to the Article 1 of Decree 266/1998. In Reg. 343/05, the regulatory authorities approved the consolidation with the condition that the resulting entity decreases its spectrum holdings to the permitted level in accordance with a schedule culminating at year-end 2008.

América Móvil which operates in Argentina under the trade name “Claro” (formerly CTI) has provided STM cellular service in the Northern and Southern Regions outside of the AMBA since 1994 through the 850 MHz band (25 Mhz in each region). Claro also holds a 40 MHz license for its PCS services in the AMBA and 20 MHz license for PCS in each of the Northern and Southern Regions. In October 2003, America Móvil S.A., a Mexico-based cellular telephony company, acquired a controlling interest in Claro and has since made significant investments in the modernization of Claro’s technology.

Nextel Argentina provides trunking telephony services in Buenos Aires. Nextel Argentina’s service currently focuses on business customers in the principal cities.

See “—Regulatory Framework—Regulations Applicable to PCS Services” for additional details on Telecom Personal’s license.

Wireless Telecommunications Services in Paraguay. Competition in the Paraguayan wireless market has also intensified in recent years. Currently there are four participants in the wireless service market in Paraguay. As of December 31, 2007, Núcleo had approximately 1.6 million subscribers, Telefónica Celular del Paraguay S.A. (a Millicom International Cellular subsidiary) had approximately 2.0 million subscribers, Hola Paraguay S.A. had approximately 0.2 million subscribers and América Móvil (under the brandname “Claro”) had approximately 0.5 million subscribers. Official statistics are not published in Paraguay and therefore this subscriber information is estimated.

As of December 31, 2007, Núcleo had the capability to provide GSM technology to 85% of the Paraguayan population and believes that this wide coverage capability proved to be one of its principal competitive advantages.

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

•                  SC Resolution No. 498/87, regulation of the SRMC, a cellular service of mobile radio communications in the AMBA;

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

•                  Decree No. 2,332/90 (Contratos de Transferencia de Acciones) or Transfer Agreement;

•                  the License granted to Telecom Argentina;

•                  the Rate Agreement;

•                  SC Resolution No. 60/96 and Decree No. 266/98, regulation for the provision of the PCS (Servicio de Comunicaciones Personales).

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

•                  SC Resolution No. 490/97, Clients General Regulation, as amended, which regulates the relationships between Telecom Personal and its clients;

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

•                  SC General Resolution No. 10,059/99, establishing the Basic Telephony Service Client Regulation;

•                  SC Resolution No. 18,979/99, Service Quality Regulation for the SRMC and STM, which defines the technical standards enforceable upon Telecom Personal by the Regulatory Bodies in connection with compliance with the goals of the List of Conditions;

•                  Law No. 25,000 which adopts the norms of the World Trade Organization with regards to telecommunications in individual countries;

•                  Decree No. 465/00, establishing the deregulation of the telecommunications market commencing November 9, 2000;

•                  Decree No. 764/00, establishing the regulation of licenses for telecommunications services, Argentine interconnection regulations, Universal Service Regulation, and the regulation governing the administration, management and control of the wireless spectrum;

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

•                  SC Resolution No. 242/06, establishing the regulation of prepaid calling cards;

•                  SC Resolution No. 41/07, addressing the impact of variations in Social Security contributions occurring over the past several years and the planned use of the savings and increases that have resulted therefrom; and

•                  Decree No. 558/08, replacing the relevant section of Decree No. 764/00 regarding mechanics of the Universal Service.

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

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom Argentina USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (“FCC”).

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

Deregulation Plan Established by Decree No. 264/98

General. In March 1998, the Argentine Government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry, or the “Plan.” Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of basic telephony and international long-distance services until some time between October 8, 1999 and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of pay telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses, which is still pending. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “Decree No. 764/00” below. Beginning in late 1999, two new operators, formed by independent operators, wireless operators and cable television operators, were permitted to offer services. These new operators, together with the existing licensees of Basic telephone service, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing prior to the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000.

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

As of December 31, 2007, Telecom Argentina had installed 7,661 public lines in the Southern Region. Telecom Argentina has installed public telephony telecommunication centers, or CETs, providing access to public telephony services, Internet and fax services in the Southern Region in major cities including Buenos Aires, La Plata, Mar del Plata, Mendoza, San Luis, Villa Mercedes, Tandil, San Juan, Ushuaia and Junín. Telecom Argentina competes with a number of other companies for the provision of public telephone services.

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

Universal Service Regulation. The Universal Service regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the Universal Service Fiduciary Fund, which as of the date of this Annual Report has not yet been created. The regulation establishes a formula for calculating the subsidy for the provision of Universal Service which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the Universal Service Fiduciary Fund and the development of specific Universal Service programs. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fiduciary Fund, although it establishes a mechanism for exemption from contribution for Basic telephone service licensees, which combines loss of revenues and market share.

As of the date of this Annual Report, the regulatory authority has not yet implemented the Universal Service Fiduciary Fund, and the approval of the initial Universal Service programs to be subsidized is also pending.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the Universal Service Fiduciary Fund is implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit any contributions accrued since the issuance of such Resolution into the special individual account held in their name at Banco Nación. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated. See “New Universal Service Regulation” below for information on new developments in the implementation of the Universal Service Fiduciary Fund.

In Telecom Argentina

By the end of 2002, the SC formed a working group whose main purpose was to analyze the method to be applied in measuring the net costs of Universal Service provision – in particular the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on incremental costs of a theoretical network – as well as the definition and methodology for the calculation of “non-monetary benefits,” in order to determine the costs that would be offset for the performance of Universal Service obligations. Said working group determined that efforts should be made in the short term to continue the initial programs, independently from the HCPM Model, and that there was a need to carry out a thorough revision of the present General Regulations relating to Universal Service to make said regulations operative in the near term, in accordance with existing social needs.

After several years from the opening of the market and the coming into effect of the first Universal Service regulations, said regulations have yet to be implemented. Therefore, service providers under said regulations have not received set-offs for providing services under the Universal Service regime, which services have been provided since the beginning of the abovementioned opening of the market. In addition, since the regulatory authority has not issued any rules or regulations with regard to the Universal Service mechanics in general and the trust fund in particular, no contributions have been made to said fund. In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of P$140 million for the period July 2007 - December 2007 and filed the calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the review of the regulatory authority and the availability of funds in the Universal

Service Trust. Such receivable arose due to Telecom Argentina’s obligation to provide telecommunication services in areas which are unprofitable.

On April 4, 2008 Decree No. 558/08 was issued. Such Decree replaces the relevant section of Decree No. 764/00 regarding mechanics of the Universal Service. The management of Telecom Argentina has started to analyze the impact of this new regulation, which is still subject to further specifications to be issued by the SC. See “New Universal Service Regulation” below.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the Universal Service Fiduciary Fund. As of December 31, 2007, this provision amounted to P$97 million. Personal, like the other wireless providers, is currently awaiting the establishment of the Universal Service Fiduciary Fund. Meanwhile, the telecommunication service providers were required under SC Resolution No. 80/07 issued on June 8, 2007, to deposit into an owned bank account the corresponding contribution beginning from July 2007.

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

On May 4, 2005 the SC issued Resolution No. 99/05 in which it clarified that the required contribution of 1% of total revenues drawn by the provision of telecommunication services constitutes an obligation by the providers to the Universal Service Fiduciary Fund. The Resolution also held that required fund contributions cannot be separately included in the invoices that all providers issue and may not charge the amounts to their clients. On July 8, 2005, the CNC issued Resolution No. 2,356/05 implementing SC Resolution No. 99/05 and requiring that providers must, within 90 calendar days, reimburse their customers for any amounts collected from them relating to the Universal Service Fiduciary Fund plus the respective normal interest, at the same rate that each provider charges its customers on their prepaid bills or post-paid invoices in the event of a delayed payment. Telecom Personal filed an administrative appeal of this resolution on August 9, 2005.

On October 13, 2005, the SC issued Resolution No. 301/05 which rejected the claims filed by Personal and the other wireless operators, nullified CNC Resolution No. 2,356/05, instructed the CNC to order wireless providers to discontinue charging Universal Service Fiduciary Fund amounts to customers and demand reimbursement for amounts already billed. On October 25, 2005, in Note CNC No. 726, the CNC requested that Personal discontinue billing Universal Service Fiduciary Fund amounts to customers, reimburse all collected Universal Service Fiduciary Fund amounts, plus interest (applying the same rate used for overdue invoices from customers), identify the reimbursed amounts in the invoices and file certain information to the regulatory authority for verification of the reimbursements.

Personal’s management, together with its legal counsel, believes that it has solid legal grounds to appeal these resolutions. However, although the SC resolutions were appealed, management decided to reimburse the Universal Service Fiduciary Fund amounts billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing Universal Service Fiduciary Fund amounts. Personal began reimbursing its active post-paid customers on January 1, 2006 and, as of the date hereof, has completed the reimbursement process. Notwithstanding this completion, Personal has not surrendered any of its rights to consider the resolutions illegitimate and without merit. In addition, since May 2006, Personal has reimbursed the Universal Service Fiduciary Fund amounts billed to its former customers and former post-paid customers that have changed into prepaid customers and as of the date of this Annual Report, an amount of P$6 million still remains pending that is available for collection. Therefore, Personal has recorded a provision in the amount of P$6 million to cover the reimbursement amounts outstanding for such former customers who had not claimed their credits during the reimbursement process as of such date. In December 2006, the CNC issued a preliminary report on the verification and control of the Universal Service reimbursement, which stated that Personal fulfilled its obligations for the reimbursement of the amounts, including interest. However, the CNC is analyzing if the interest rate applied was that required by the CNC. As of the date of this Annual Report, Personal has not received any claim on this matter. If any such claim is subsequently filed, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined an account payable of P$14 million for the period July 2007 - December 2007. Personal has recorded a liability because it has discretion whether to invest or not in the non profitable areas. Accordingly, the “pay or play” mechanism requires Personal to pay a fee in lieu of investing in those areas.

As of December 31, 2007, Personal had duly deposited such contributions (amounting to P$9 million) in the special individual account held in their name at Banco Nación, and they have been recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

The management of Personal has started to analyze the impact of Decree No. 558/08, which was issued on April 4, 2008, and is still subject to further specifications to be issued by the SC. See “New Universal Service Regulation” below.

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

•                  public education facilities; and

•                  Argentine armed forces.

Law No. 25,609 did not define the scope of “indispensable telephony services.” Pursuant to the terms of this law, Telecom Argentina must continue to provide telephony services even if the Beneficiaries do not pay for these services. Subject to the implementation of this law and subsequent regulations that may be enacted thereunder, Telecom Argentina may or may not be able to set-off any amounts due by the Beneficiaries against any amounts owed by Telecom Argentina to the Argentine Government.

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

Letter of Understanding 2004

As part of our negotiations under Decree No. 293/02 on the tariff structure, on May 20, 2004, Telecom Argentina and Telefónica signed the Letter of Understanding 2004 with the Argentine Government whereby we together with Telefónica agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine Government-sponsored social programs (called “ Chief of Household Plan”) that did not have wire telephone lines, and to establish special tariffs for the provision of Internet services within the provinces of Argentina. This agreement was implemented by several SC Resolutions (Resolutions Nº 261, 272 and 273).

Letter of Understanding 2006

On March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter of Understanding 2006 will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

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

On May 18, 2006, the Letter of Understanding 2006 was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of the Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes.

During 2007, the regulatory authority made progress on resolving certain pending items, such as the completion of certain Price Cap audits, and the issuance of resolutions addressing the treatment of the impact of changes in Social Security contributions during the past several years and the treatment of the amounts of Tax on deposits and withdrawals from bank accounts accrued before the issuance of Resolution No. 72/03.

As of the date of this Annual Report, Telecom Argentina continues to await completion of the administrative steps required for the National Executive submit to the National Congress a proposed Memorandum of Agreement for Renegotiation. Although Telecom’s Management believes that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome or the timing of the resolution of the negotiations.

Buy Argentine Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (the “Compre Trabajo Argentino” or Buy Argentine Act), and in August 2002, Decree No. 1,600/02 approved and brought such Act into effect.

The Act requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephone services. Preference must be given to national goods and services so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company).

The Buy Argentine Act also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with the Act is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services, as defined in such law, with local companies and professionals. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act,” which requires Telecom Argentina to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

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

CNC Resolution No. 1/07 approved the operation of the Telecommunications Prepaid Calling Cards Registry and established that said Registry will report to the Engineering Department of the CNC. In July 2007, by means of Resolution No. 2,275/07 all prepaid calling cards issued by Telecom Argentina and Telecom Personal were registered.

Tax Stability: Social Security Contribution Variations

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years and the planned use of the savings and increases that have resulted.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social Security contribution rates, implemented in accordance with the applicable regulations, with the savings produced by the reduction of the level of Social Security contributions initially earmarked for the argentina@internet.todos Program.

The implementation by Telecom Argentina of Resolution No. 41/07 is subject to tax audits by the regulatory authority. During the third quarter of 2007, the CNC performed its audits. Telecom Argentina had access to documentation of the regulatory authority’s audits, which resulted in no significant differences from the net amounts it had determined.

At December 31, 2007, Telecom Argentina identified a receivable of approximately P$91 million and a payable from the argentina@internet.todos Program of P$23 million. As provided by Resolution No. 41/07, Telecom Argentina offset both amounts, resulting in a net receivable of P$68 million. Additionally, on September 19, 2007, the regulatory authority authorized Telecom Argentina to offset fines amounting to P$1.6 million with the net receivable as of that date, affirming the effectiveness of the offsetting mechanism provided by Resolution No. 41/07.

Therefore, at December 31, 2007, Telecom Argentina has a net receivable of P$66 million, recorded as “Other receivables” (P$12 million as current receivables and P$54 million as non-current receivables). The net effect of the application of the Resolution was a pretax gain of P$87 million (P$18 million in “Salaries and social security” and P$69 million in “Other expenses, net,” as recorded in the consolidated statement of income).

Since the Resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of provisions that were previously shown in “Contingencies.”

Public telephony in penal institutions

In June 2006, Decree No 690/06 was issued, granting the SC with authority to adopt regulations applicable to public telephony services rendered in penal institutions. In August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions,” establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definitions the CNC must issue are actually available.

At the date of issuance of this Annual Report, the Company is evaluating the technical and economic impacts resulting from complying with this new rule.

Rendering of fixed telephony through mobile telephony infrastructure

In August 2007, by means of Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of enabling Basic telephone services to be rendered through the wireless infrastructure used for the provision of mobile telephony service in rural and suburban areas. Telecom Argentina and Telefónica will provide such service within their respective fixed telephony service regions.

During the last quarter of 2007, Telecom Argentina has installed fixed lines based on the new fixed wireless technology in order to render such service.

New Universal Service Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the Universal Service regime.

Decree No. 558/08 establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the Universal Service Fiduciary Fund for those that are still pending. Likewise, the SC could choose to consider as Universal Service other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

In defining “Universal Service,” the new regulation establishes two categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

The Decree requires Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the Universal Service Fiduciary Fund.

The Decree also requires telecommunications service providers to propose, within 60 days from its effective date of publication, a procedure to select a fiduciary institution and to provide a fiduciary agreement proposal, both subject to the SC approval.

The level of financing of Universal Service programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future Universal Service programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunications services, net of taxes) to the Universal Service Fiduciary Fund and keeps the “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fiduciary Fund.

Decree No. 558/08 also mandates the creation of the Universal Service Fiduciary Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member to be appointed by cooperative operators). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with administrating and controlling the Universal Service Fiduciary Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new Universal Services programs, with the prior approval of the SC.

At the date of issuance of this Annual Report, the management of Telecom Argentina and Personal have started to analyze the impact of this new regulation, which is still subject to further specifications to be issued by the SC.

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

Calling Party Pays–CPP

Calling Party Pays–CPP. As of April 15, 1997, pursuant to Decree No. 92/97 and SC General Resolution Nos. 263/97 and 344/97, wireless telephone services apply the “calling party pays,” or “CPP,” system, whereby the party placing a call from a fixed-line to a wireless phone pays for the air time charges for the call. As an exception to this rule, traffic originating from public telephones does not pay CPP, and is instead charged according to the “Mobile Party Pays” or MPP system, whereby the cellular party pays for the call received.

In March 2002, Telecom Personal started entering into agreements with the telephone operators to charge CPP for calls made by calling cards. Mobile operators have also agreed to pay for traffic terminated in each others’ networks at prices agreed amongst them.

In accordance with SC General Resolution No. 124/02, since January 2003, wireless operators can charge the CPP for international calls whereby overseas calls that terminate in wireless telephones in Argentina pay for CPP charges. In order to identify these calls, customers dialing from outside must add a prefix “54 + 9 + area code” to the wireless number without the “15.”

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

Law No. 25,891.  Law No. 25,891 was adopted on April 2, 2004, but material regulations under this law are still pending. It is intended to regulate the commercial distribution of wireless services and includes mandated registration of personal data of all customers, creating the “Registro Público Nacional de Clientes y Usuarios de Comunicaciones Móviles” in the SC.

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

CAPITAL EXPENDITURES

Capital expenditures (investment in fixed assets and intangible assets excluding materials (net of amounts transferred to fixed assets) and asset retirement obligations) amounted to P$1,302 million in the year ended December 31, 2007, P$1,055 million in the year ended December 31, 2006 and P$572 million in the year ended December 31, 2005.

The following table sets forth our actual consolidated capital expenditures for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	(P$ millions)(1)
Land and buildings	68	42	25
Switching and transmission	416	382	105
Access and outside plant	277	285	273
Computer equipment	397	207	110
Rights of use and exclusivity agreements	27	52	19
Other	117	87	40
Subtotal capital expenditures(2)(3)	1,302	1,055	572
Materials	139	170	56
Asset retirement obligations	2	3	8
Total fixed assets and intangible assets capital expenditure	1,443	1,228	636

(1)          The allocation of work in progress among items is estimated.

(2)          Includes capitalized interest on fixed assets of P$23 million, P$14 million and P$6 million as of December 31, 2007, 2006 and 2005, respectively.

(3)          Includes materials consumption amounting to P$381 million, P$334 million and P$191 million as of December 31, 2007, 2006 and 2005, respectively.

In addition, the following table shows capital expenditures, for the years ended December 31, 2007, 2006 and 2005 by reportable segment:

	Year ended December 31,
	2007	2006	2005
	(P$ millions)
Voice, Data and Internet

Land and buildings	20	16	7
Switching and transmission	267	170	64
Access and outside plant	131	106	91
Computer equipment	162	112	73
Rights of use and exclusivity agreements	27	52	19
Other	82	37	25
Subtotal	689	493	279
Materials	110	99	41
Asset retirement obligations	—	1	1
Voice, Data and Internet	799	593	321

Wireless

Land and buildings	48	26	18
Switching and transmission	149	212	41
Access and outside plant	146	179	182
Computer equipment	235	95	37
Other	35	50	15
Subtotal	613	562	293
Materials	29	71	15
Asset retirement obligations	2	2	7
Wireless	644	635	315

Total fixed assets and intangible assets capital expenditure	1,443	1,228	636

During 2007, capital expenditures in the Voice, Data and Internet reportable segment were targeted mainly at the enhancement of broadband for local, regional and national long-distance transmission, aimed at extending our customer base and the installed capacity for the provision of Internet and new generation services, and supporting the expansion of the wireless network in the Southern Region.

With respect to the Wireless reportable segment, capital expenditures have been deployed to address the increase in traffic, which has been fueled by the addition of new customers in the Southern Region, the AMBA and the Northern Region. Additionally, new technology platforms were added and existing ones extended.

As a result of the expected evolution in our services, we expect that we will need to increase our capital and marketing expenditures in order to maintain the quality of our services and our competitive position. Our capital expenditure plan is set annually and is based on regulatory, commercial, technical and economic factors such as rates, demand and availability of equipment and buildings, taking into consideration contractual limits on capital expenditures pursuant to Telecom Argentina’s Series A notes and Series B notes. Costs are estimates and remain subject to the finalization of services and other contracts relating to these expenditures.

We estimate that our capital expenditures will be approximately P$1.6 - P$1.7 billion for 2008. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

We seek to continue to improve the quality of our telecommunications network to ensure the fulfillment of regulatory services and continue to be competitive in the provision of non-regulated services and to position ourselves for increasing competition by offering new services at competitive prices, satisfying demand in our service area,  taking advantage of leading technologies, improving service quality and productivity. In order to meet this strategy, we intend to maintain our fixed line networks, expand our ADSL high speed network and connections, and expand our GSM network to the southern area of Argentina to support our commercial plan to increase market share in that area.

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

	As of December 31, 2007
	Voice, Data and Internet	Wireless	Total
	(P$ millions)(*)
Land and buildings	777	122	899
Switching and transmission	1,104	595	1,699
Access and outside plant	1,527	467	1,994
Computer equipment	336	480	816
Other	73	56	129
Fixed assets, net carrying value without materials and asset retirement obligations	3,817	1,720	5,537
Asset retirement obligations	—	6	6
Materials	110	85	195
Total fixed assets, net carrying value	3,927	1,811	5,738

(*)         The allocation of work in progress among items is estimated.

All the above mentioned assets were used to provide service to our clients as described below.

	2007	2006	2005
	(thousands)
Fixed telephony customers	3,849	3,750	3,625
Internet (*)	873	552	351
Wireless subscribers	12,292	9,589	6,801

(*)         Includes Virtual Private Network. In 2007, includes 7 thousand customers in Paraguay.

As of December 31, 2007, we have entered into purchase commitments totaling P$846 million primarily for switching equipment, external wiring, infrastructure works, inventory and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of equipment are Ericsson Group, Siemens Group, Huawei Tech Investment Co. Ltd., Nokia Group and Italtel Argentina S.A.

Information Technology Development

In 2007, the Company continued its efforts to update its technological infrastructure. The steps described below are expected to serve as a base for continued improvements to Telecom’s information technology systems over the coming years.

Early in fiscal year 2007, the new corporate ERP system was launched, replacing our previous JD Edwards ERP system, with a single, fully-integrated SAP-based software application with proven success in world-class telecommunications companies. Additionally, we continued to introduce new features in stages throughout the year, including those in the areas of human resources management, foreign trade, real estate, fleet maintenance and special services.

In addition to the SAP rollout, a project was launched in late 2007 to implement a tool that centralizes and standardizes information to be included in the Sarbanes-Oxley certification in a single repository of processes, controls and risks.

Relating to base infrastructure, in addition to implementing a corporate platform which integrates applications, a project was launched to implement a Service-Oriented Architecture that permits the use of flexible IT solutions, asset reutilization and the standardization and alignment of IT with business needs. Work is underway with plans to replace the e-mail tool in 2008.

Focus was also placed on renewing our infrastructure and improving the performance of highly critical applications, and work continued on the implementation of service monitoring and configuration of management tools. A single system was installed for managing the Group’s IT assets.

With respect to information security, work was aimed at improving electronic identity management in line with legislation currently in place, the implementation of security monitoring technologies, and a new infrastructure aimed at enhancing the security of services provided through the Internet.

Telecom Argentina

The main IT objectives during 2007 continued to be the execution of the structural projects identified in our IT Plan for 2007 and the optimization of operational performance.

The increasing sophistication of both Telecom Argentina’s IS Plan and its offerings was supported by the implementation of systems or features that met a number of requirements. In response to the evolution of our business, the following products and services were introduced during the year: free ADSL, fixed SMS, Video-calls, Arnet Club, Corporate Club, ADSL 20 Mega, New Portfolio, and doubling ADSL speed from 640 to 1MB.

Work to improve Arnet infrastructure to support the expansion of ADSL services was completed. Telecom Argentina has also continued working on improvements and adjustments to the unified voice and data traffic mediation platform supporting the growing volume of NGN products. A service activation tool was also implemented to optimize virtual private network service provision and security.

With respect to claim management, the focus was placed on implementing the Single Claims System platform and reengineering its architecture. In order to improve problem diagnosis and resolution, Telecom Argentina made available the Arnet te Ayuda (Arnet helps you) tool on the Portal.

With respect to invoicing support systems, a new pre-invoicing system was introduced for ADSL and Value Added Services. Work began on the electronic invoice project, which will enable users to receive an invoice by e-mail, and will lead to major cost and environmental savings from the elimination of paper invoices.

Finally, after years of being outsourced, Telecom Argentina is taking direct control of its bad debt management.

Telecom Personal

In 2007, Personal focused its IT efforts on four fronts:

a) Business growth support: Several extensions and renovations were introduced in the IT infrastructure, across all its architectural layers (IP data network, Interactive Voice Response (IVR), servers, storage, operating systems and database, among others). The new IT infrastructure was deployed to coincide with the opening of new commercial offices and new call centers.

A relevant milestone was the integration, in mid 2007, of the IT platforms with the new Intelligent Network (IN) node locally implemented in Argentina. These projects and activities enabled Personal to support the strong business growth achieved in all areas (customers, traffic, credit recharge, Value Added Services, invoices, systems users, network, channels, number of applications and staff), while improving the performance, stability and availability of IT systems and services.

b) New products and services: New offerings and promotions were implemented throughout the year.

•                  Corporate segment: a product based on Intelligent Network functionalities, self-management and consumption control was launched.

•                  Residential segment:

•                  Postpaid: While keeping successful offerings from last year, new services were launched, including the Personal Digital Invoice, enabling customers to view, download and print their invoices from the web.

•                  Prepaid: During the year, a plan for the provision of new features, products and services was implemented, including the following packages: Personal Te Conviene, Pack Plus for Data, P$12 Calling Card and holiday offerings (for Christmas and Mother’s Day, among others).

In order to improve customer satisfaction, service and retention, focus on the CRM program was maintained, spanning processes from customer knowledge to personalized service. The CRM program included the implementation and evolution of Operating CRM tools and CRM Analytics and Business Intelligence modules.

c) Risk reduction and revenue assurance: As a result of the implementation of several initiatives, revenue assurance ratios were optimized while losses due to negative balances related to prepaid services reached record low levels for Personal.

Focus on IT quality best practices and the development of software and IT operation management models have contributed and will continue to contribute to the continuous improvement of back-end processes.

The stability, availability and performance of IT systems have enabled us to improve service reliability and reduce operating risks.

d) IT innovation and renovation: Personal participated in the launch of the first 3G network of Argentina, integrating elements from the new network with existing systems in order to enable the activation, metering and invoicing of new generation services.

As part of the 3G program, the project for the implementation of a content management platform was fully executed. The new platform currently manages the content of the Personal WAP and Web Mania portals.

ITEM 4A.                                            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                                                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant aspects from US GAAP. For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income and shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 16 to the Consolidated Financial Statements.

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

Management Overview

The fiscal year ended December 31, 2007 was the fifth consecutive year of economic growth in Argentina. Such growth, combined with our strategy to develop the cellular and Internet businesses and introduce technological innovations in fixed line telecommunication services through major investments, has enabled the continuous expansion of Telecom Group’s operations in terms of sales, customer base and operating margins in the context of a highly competitive market.

We believe that the results detailed in “–Years ended December 31, 2007, 2006 and 2005” below are both satisfactory in the short term and should encourage confidence in Telecom’s operational and financial strength and its ability to continue to be one of the leading companies in the Argentine telecommunications market.

Continuing the trend of prior years, net sales in 2007 grew by 23.1% compared to 2006, reaching P$9,074 million. Operating income before depreciation and amortization in 2007 increased by P$767 million from 2006, reaching P$3,052 million, equivalent to 33.6% of net sales. Evidencing a strong focus on operations, operating income increased 83.0% in 2007 compared to 2006, reaching P$1,636 million, equivalent to 18.0% of net sales.

Two reportable segments

It should be noted that the two reportable segments – Voice, Data and Internet and Wireless – experienced growth both in revenues and in operating income, particularly the Wireless reportable segment, whose net sales in 2007 increased 33.6% from 2006 and represented 63.6% of consolidated net sales as compared to 58.6% in 2006. Wireless reportable segment customers exceeded 12 million as of December 31, 2007 (of which approximately 10.7 million are for Telecom Personal in Argentina), representing a 28.2% increase from 2006. Internet sales (excluding equipment sales) in 2007 reached P$524 million, a 22.4% increase compared to 2006, and internet subscribers at December 31, 2007 reached 866,000 customers in Argentina (including private virtual network customers), a 56.9% increase compared to 2006.

To enable the expansion of our business and the growth of the customer base in fixed line telecommunication, broadband and cellular services, capital expenditures including materials increased by 17.6% in 2007 compared to 2006, reaching P$1,441 million, representing 15.9% of net sales.

Additionally, due to the cash generation from operations in 2007 amounting to P$2,946 million, the Company has continued reducing its consolidated financial indebtedness. As a result, as of December 31, 2007, the consolidated financial indebtedness was reduced to P$3,198 million (equivalent to US$ 1,016 million) from P$4,098 million (equivalent to US$1,338 million) as of December 31, 2006. Telecom Argentina made principal prepayments amounting to P$889 million in 2007 and made an additional prepayment in April 2008 amounting to P$822 million. After giving effect to the principal prepayment made in April 2008, Telecom Argentina has cancelled all scheduled amortizations of the Series A notes and Series B notes payable through April 2011 and 45.0% of the scheduled principal amortization payments due October 2011. For more information about the payment made in April 2008, see “—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements.”

For an analysis of our results of operations for fiscal year 2007, see “–Years ended December 31, 2007, 2006 and 2005” below.

Economic and Political Developments in Argentina

The Argentine economy expanded during 2007, experiencing 8.7% real gross domestic product growth over 2006. The Argentine consumer price index increased 8.5% over year 2007 (as compared to 9.8% in 2006) and the wholesale price index increased 13.9%. The peso remained relatively stable against the U.S. dollar, with a peso/dollar exchange rate of P$3.062 per US$1.00 at December 31, 2006 and of P$3.149 per US$1.00 at December 31, 2007.

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

The Argentine economy has steadily improved since 2003. Gross domestic product increased 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007. The peso also remained stable against the U.S. dollar during this period, with US$1.00 buying P$2.93 at December 31, 2003, P$2.979 at December 31, 2004, P$3.032 at December 31, 2005, P$3.062 at December 31, 2006 and P$3.149 at December 31, 2007, respectively. While the key components of our business were strong in 2007 and our operating results have increased, driven by the wireless and Internet business, our operating results and financial condition remain vulnerable to fluctuations in the Argentine economy.

The crisis occurred in Argentina has triggered high levels of inflation. Although such inflation slowed in 2003 and 2004, it increased again in 2005, 2006 and 2007, and has become a very important issue going forward. The cumulative increase in the consumer price index was 41% in 2002, 3.7% in 2003, 6.1% in 2004 and 12.3% in 2005, decreasing to 9.8% in 2006 and 8.5% in 2007. The wholesale price index increased 118% in 2002, 2.0% in 2003, 7.9% in 2004, 10.7% in 2005, 7.2% in 2006 and 13.9% in 2007 as reported by the INDEC. Additionally, as explained in “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Substantial inflation may return, which would negatively impact Telecom Argentina’s margins,” public credibility of the INDEC as a reference for publishing Argentine inflation indexes has been adversely affected as from year 2007.

Telecom Personal Dividend Payment

On March 31, 2008, Telecom Personal paid a dividend in an amount of P$220 million (of which P$219.98 million were received by Telecom Argentina) as approved in the General Shareholders Meeting held on

March 27, 2008. The cash dividend received from Telecom Personal, together with available cash equivalents, were used by Telecom Argentina to make a payment on its financial indebtedness in April 2008.

Núcleo Dividend Payment

On April 15, 2008, Núcleo paid its shareholders a dividend in an amount in guaraníes equivalent to US$20.7 million, as approved at the General Shareholders Meeting held on March 14, 2008. Telecom Personal received US$14.0 million in this distribution. In accordance with current tax law in Paraguay, Núcleo withheld 15% of the amount distributed to Telecom Personal as income tax. Consequently, Telecom Personal received US$11.9 million in dividend proceeds and has a credit for taxes imposed on foreign earnings in an amount of US$2.1 million.

Regulatory Framework

On March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with UNIREN, which signed on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter of Understanding 2006 will provide the framework for the signing of the Minutes of Agreement of the Renegotiation approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

During 2007, the regulatory authority has made progress on resolving certain pending items, such as the completion of certain Price Cap audits, and the issuance of resolutions addressing the treatment of the impact of changes in Social Security contributions during the past several years and the treatment of the amounts of Tax on deposits and withdrawals from bank accounts accrued before the issuance of Resolution No. 72/03. However, full implementation of the Letter has not yet occurred. As a result, Telecom Argentina’s regulated rates remain unchanged.

Although the Company’s Management believes that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome or the timing of the resolution of the negotiations. See “Item 4—Information on the Company—Regulatory Framework.”

Sale of Publicom

As a result of the Telecom Group’s decision to focus its core business on fixed and mobile telephony, in April 2007 Telecom Argentina sold its 99.99% interest in Publicom (the directories publishing company) to Yell Publicidad S.A.

The sale of Publicom shares generated a net income of P$102 million (P$101 million from the sale of Publicom and P$1 million from Publicom’s net income prior to the date of sale).

For more information about the transaction and rights and obligations arising from this sale, see “Sale of equity interest in Publicom – Discontinued operations” in Note 12 to the Consolidated Financial Statements.

Change of Enterprise Resource Planning (ERP) System: Successful Implementation of SAP

In January 2007, Telecom Group successfully implemented its project to replace its previous JD Edwards ERP system and other works planning and control systems, with a single, fully-integrated SAP-based software application with proven success in world-class telecommunications companies. The scope of the new ERP system includes areas within its implementation scope include accounting, accounts payable, treasury, works in progress, logistics, fixed assets and materials and project management.

During 2007, the Company continued to introduce new features in stages, including those in the areas of human resources management, foreign trade, real estate, fleet maintenance and special services, which were implemented during March and April 2008.

Debt Restructuring

On August 31, 2005, Telecom Argentina successfully completed a restructuring of its financial indebtedness pursuant to an APE by issuing debt with new payment terms and by paying cash consideration and making partial cash interest payments.

The Telecom Personal and Núcleo debt restructurings were successfully completed in November 2004. On December 22, 2005, Personal successfully concluded a refinancing of all of the debt instruments issued as a consequence of its financial restructuring process by issuing new notes and loans. In the first quarter of 2006, Núcleo also concluded a refinancing of its restructured debt.

More detail about the debt restructuring transactions and the terms of the notes issued pursuant thereto can be found in “—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements.”

Factors Affecting Our Results of Operations

Our results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. Dollar. For a discussion of these and other factors that may affect our results of operations, please see “—Years ended December 31, 2007, 2006 and 2005” and “—Trend Information” below.

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

As of December 31, 2007, we have significant tax loss carryforwards which were generated principally by the devaluation of the peso during 2002. The recoverability of deferred tax assets, including tax loss carryforwards, is assessed periodically. As of December 31, 2007, a valuation allowance has been provided for a portion of tax loss carryforwards of Telecom Argentina, as the realization of the tax benefit before it expires is not considered by management to be more likely than not. The estimate of tax loss carryforwards recoverability of each of the companies of Telecom Group is performed based on our best estimates of future taxable income at the issuance date of the respective financial statements. These estimates could significantly differ from actual taxable income in the future.

Tax on minimum presumed income

We are subject to a tax on minimum presumed income for the companies located in Argentina. Management considered that the tax credit related to minimum presumed income of Telecom Argentina will be realized based on current projections and legal expiration term (10 years). Such credit is classified as a non-current receivable in the consolidated balance sheets.

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

Property, plant and equipment and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the estimated useful lives involves significant judgment. The Company periodically reviews the estimated useful lives of its property, plant and equipment and purchased intangible assets. See “Changes in useful lives of fixed assets in the Telecom Group” in Note 13 to the Consolidated Financial Statements for information about recent reviews performed by the Telecom Group.

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

As of December 31, 2007, our asset retirement obligations included in other non current liability amounted to P$26 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$6 million.

Debt Restructuring Results

On August 31, 2005, Telecom Argentina completed a restructuring of its financial indebtedness on a stand-alone basis pursuant to APE by issuing debt instruments with new payment terms and by paying cash consideration and making partial cash interest payments.

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

As of December 31, 2007, the total consolidated debt, excluding derivatives, recorded on the consolidated balance sheet was P$3,195 million, net of the effect on discounting of Telecom Argentina’s debt of P$62million.

New Accounting Standards under Argentine GAAP

In December 2006, the CNV approved RT 23 of the FACPCE, which had been adopted by the CPCECABA, “Accounting for post-employment and other long-term employee benefits.” As permitted by the CNV, the Company made use of the early adoption provision and applied the standard as of January 1, 2007. The adoption of RT 23 did not have any impact on the Company’s financial position, results of operations and disclosure.

On March 28, 2008, the FACPCE issued RT 24, “Disclosures and auditing standards for cooperatives,” which will be effective for fiscal years beginning on or after January 1, 2009. Since the Company is out of the scope of RT 24, its adoption will not have any impact on the Company’s financial position, results of operations and disclosure.

Years ended December 31, 2007, 2006 and 2005

For purposes of these sections the fiscal years ended December 31, 2007, 2006 and 2005 are called “year 2007,” “year 2006” and “year 2005,” respectively.

Our results of operations are prepared in accordance with Argentine GAAP, which differs in certain aspects from US GAAP. See Note 16 to our Consolidated Financial Statements.

The Telecom Group provides customers with a wide range of telecommunication services. To fulfill its purpose, it conducts different activities that are distributed among the companies in the Group. Each company represents an operating segment which has been aggregated into two reportable segments according to the nature of the products and services provided. These reportable segments and their operating segments are:

Reportable Segment	Company of the Telecom Group / Operating Segment
Voice, Data and Internet	Telecom Argentina S.A. Telecom Argentina USA, Inc. Micro Sistemas S.A. (*)
Wireless	Telecom Personal S.A. Núcleo S.A.

(*)   Dormant entity at December 31, 2007.

As a consequence of the sale of our equity interest in Publicom on April 12, 2007, the former reportable segment “Directory publishing” has been accounted for as “discontinued operations” and included in a separate line in the reportable segment “Voice, Data and Internet.” See Note 12 to our Consolidated Financial Statements.

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

The following table shows our net sales as a percentage of total consolidated net sales within our reportable segments for the year ended December 31, 2007:

Reportable segment	Net Sales (millions P$)	Percent of Consolidated Net Sales

Voice, Data and Internet	3,302	36.4
Wireless	5,772	63.6
TOTAL	9,074	100.0

Additional information regarding reportable segments is disclosed in Note 14 to our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence our results of operations in 2008 are analyzed below under “—Trend Information.”

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect the volume of local and long-distance traffic, the demand for new fixed lines, ADSL and for cellular services and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation, exchange rate variations and the rate of unemployment, among others.

Rate Regulation. Revenue from our Voice, Data and Internet reportable segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges in the fixed telephony business, public telephone charges and charges for Internet dial-up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine Government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine Government whereby we agreed to comply with the current regulatory framework in exchange for the ability to raise certain of our regulated rates. In particular, the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs. The agreement is still subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although the Company’s management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome of the negotiations or the timing of such outcome.

Competition. The Argentine telecommunications market has become increasingly competitive, particularly as the Argentine economy recovers from the economic crisis of 2001-2002. In our Voice, Data and Internet reportable segment, competition is mainly focused in long-distance and Internet service as well as in government and corporate accounts. Since 2003, the Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions. We expect that the Wireless reportable segment will continue to be affected by competitive pricing pressure, at least in the short to medium term, and by the pressure exerted by relevant international operators.

Technology Developments. Improvements in technology influence demand for services. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the Wireless reportable segment. Growth in the Voice, Data and Internet reportable segment at present is being driven by expansion of ADSL. The increase in broadband adoption has also proven a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the Wireless reportable segment, we have seen an increase in the number of subscribers due to the implementation of GSM technology and related services supported by GSM technology. Continued investment in GSM infrastructure is expected to fuel demand for cellular services because it supports a wide variety of enhanced services such as SMS, data transmission and 3G services.

Capital Expenditures. Since the completion of Telecom Argentina’s restructuring in August 2005, the Company is in the process of making significant investments designed to take advantage of growth opportunities in our businesses. In the Voice, Data and Internet reportable segment, our focus is on the fulfillment of regulated services and the continued development of our broadband assets, including the ADSL high speed network and Fiber Optic infrastructure, as well as upgrading and enhancing information technology systems. In the Wireless reportable segment, we are in the process of expanding our GSM network.

Wireless Subscriber Acquisition Costs and Promotional Activities. Our Wireless reportable segment has reached a significant level of subscriber acquisition costs as a result of the increase of the customer base and intense competition. The Voice, Data and Internet reportable segment also has increased its promotional activities, particularly with respect to ADSL services, where our competitors have intensified their marketing campaigns.

Currency Effects. The majority of our revenues are received in pesos whereas the majority of our financial indebtedness is substantially denominated in U.S. dollars. Additionally, a significant portion of the materials and supplies related to the construction and maintenance of our networks are incurred in foreign currencies. Consequently, the Pesification of our regulated rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies will continue to affect the amount of our revenues in comparison to our debt service obligations and other costs incurred in foreign currencies.

(A)  Consolidated Results of Operations

In the year ended December 31, 2007, we reported net income of P$884 million, compared to net income of P$244 million for the year ended December 31, 2006.

We reported consolidated net sales of P$9,074 million in year 2007 compared to P$7,372 million in year 2006. The increase of P$1,702 million can be largely attributed to the increase in the customer base, particularly in the Wireless reportable segment and in the ADSL access base.

In 2007, operating costs (including depreciation and amortization) totaled P$7,438 million representing an increase of P$960 million, or 14.8%, due to higher agent’s commissions, commissions for the distribution of prepaid cards, TLRD and Roaming costs, the cost of international outbound calls, advertising costs, costs of maintenance, materials and supplies and taxes, among other reasons. These costs are associated with the increase in sales and particularly with growing competition in the wireless market in Argentina.

Although the economic situation in Argentina continued showing signs of improvement, our fixed telephone service is still affected by the Pesification of the rates in early 2002; as a result, the increase in the structure of disbursement costs for the Voice, Data and Internet reportable segment (which was 18.1%) is higher than the increase in net sales (which was 8.2%). Consequently, our operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates and inflation).

(A.1)  Year 2007 Compared to Year 2006

					Change by segment
	Year Ended December 31,				Voice, Data and
	2007	2006	Total Change		Internet	Wireless
	(P$ millions)%			(P$ millions)
Net sales	9,074	7,372	23.1	1,702	249	1,453
Cost of services, general and administrative and selling expenses	(7,438)	(6,478)	14.8	(960)	(218)	(742)
Operating income	1,636	894	83.0	742	31	711
Financial result, net	(441)	(484)	(8.9)	43	113	(70)
Other, net (1)	(121)	(201)	(39.8)	80	77	3
Income tax (expense) benefit, net	(292)	22	N/A	(314)	(93)	(221)
Net income from continuing operations	782	231	238.5	551	128	423
Income from discontinued operations	102	13	684.6	89	89	—
Net income	884	244	262.3	640	217	423

(1)          Other, net includes gain (loss) on equity investees, other expenses, net and minority interest.

Net Sales

The principal factors which affect our net sales are rates, the volume of use of services in fixed line services and the growth in wireless telecommunication and Internet services.

During year 2007, net sales increased approximately 23.1% to P$9,074 million from P$7,372 million in 2006. The increase is largely attributable to the increase of P$1,453 million in revenues generated by the Wireless reportable segment. It should be noted that both reportable segments showed revenue increases, but at different growth rates.

In the Voice, Data and Internet reportable segment, voice sales grew by 5.4% due to the increase in the customer base, which was partially offset by a slight reduction in traffic volume. Regulated voice services are still affected by the Pesification of rates to pesos as discussed in “Item 4—Information on the Company—The Business—Voice, Data and Internet—Rates” in more detail. Data sales grew by 12.4% due to the increase in the customer base and expanded corporate offerings. Internet sales led growth in this segment with a 22.4% increase as a result of the 71.3% increase in our ADSL customer base. The increase in internet revenues was partially offset by major discounts offered to new customers in the first three months of subscription.

Wireless revenues increased 33.6% compared to 2006. In Argentina, revenues, net of intercompany sales, grew by 34.7% as a result of a 26.6% increase in the customer base. In Paraguay, net sales grew by 22.0%, which can be largely attributed to a 39.7% increase in the customer base.

In 2007, service revenues in the Wireless reportable segment amounted to P$5,182 million, representing 37.3% growth from 2006. Year 2007 service revenue growth was 38.7% in Argentina and 22.8% in Paraguay.

As in the previous year, net sales of the Wireless reportable segment represented more than 50% of the Company’s consolidated net sales (reaching 63.6%) in 2007.

The chart below shows net sales for years 2007 and 2006 and their breakdown between reportable segments:

For a further breakdown of our consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased 14.8% to P$7,438 million in 2007 from P$6,478 million in 2006. The increase was mainly due to the increase in disbursement costs in the two reportable segments as a result of the increase in direct cost of sales, the effect of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses increased by P$25 million, mainly attributable to the Wireless reportable segment.

					Change by segment
	Year Ended December 31,				Voice, Data
	2007	2006	Total Change		and Internet	Wireless
	(P$ millions)%			(P$ millions)
Salaries and social security	960	829	15.8	131	81	50
Taxes	660	539	22.4	121	21	100
Maintenance, materials and supplies	447	317	41.0	130	80	50
Bad debt expense	71	63	12.7	8	(4)	12
Interconnection costs	151	159	(5.0)	(8)	(8)	—
Costs of international outbound calls	138	111	24.3	27	27	—
Fees for services	300	259	15.8	41	33	8
Advertising	306	225	36.0	81	19	62
Cost of wireless handsets	875	973	(10.1)	(98)	—	(98)
Agent’s commissions and commissions for the distribution of prepaid cards	704	548	28.5	156	8	148
Other commissions	130	113	15.0	17	4	13
Roaming	151	137	10.2	14	—	14
TLRD and Roaming	760	582	30.6	178	—	178
Others	520	369	40.9	151	64	87
Depreciation of fixed assets and amortization of intangible assets	1,416	1,391	1.8	25	(107)	132
Total Cost of Services, General and Administrative and Selling Expenses	7,438	6,478	14.8	960	218	742

The main operating costs and the changes in costs between years 2007 and 2006 are illustrated below:

(1)          Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During year 2007, salaries and social security charges were approximately P$960 million, representing a 15.8% increase from 2006. This was primarily due to the increase in salary levels. Additionally, labor costs rose as a consequence of the increase in the number of full time employees in the Wireless reportable segment. As of December 31, 2007, we had 15,392 employees compared to 15,138 employees as of December 31, 2006.

For year 2007, salaries and social security payments were approximately 10.6% of net sales. For year 2006, salaries and social security payments were approximately 11.2% of net sales.

Taxes

Expenses related to taxes increased 22.4% to P$660 million in year 2007 from P$539 million in year 2006, mainly due to the impact of taxes that are calculated on the basis of revenues, reflecting an increase in total net sales during the year.

Maintenance, Materials and Supplies

Expenses related to maintenance, materials and supplies increased 41.0% to P$447 million in year 2007 from P$317 million in year 2006. This increase was due to higher maintenance costs across segments, particularly in the Voice, Data and Internet reportable segment.

Bad Debt Expense

During year 2007, bad debt expense increased to P$71 million from P$63 million in year 2006. The allowance for doubtful accounts represented 0.8% of net sales for 2007, as compared to 0.9% of net sales in 2006. The net increase was due mainly to growth in the wireless customer base partially offset by improved recovery of past due accounts in the Voice, Data and Internet reportable segment.

Fees for Services

Our fees for various services, including legal, security, and auditing services, totaled P$300 million for year 2007 and P$259 million for year 2006. This increase was due mainly to higher service costs in the Voice, Data and Internet reportable segment. In 2007, fees for services included P$26 million paid to the Operator as compensation for the services of highly qualified personnel and technical assistance provided to us in accordance with an agreement entered into between Telecom and Telecom Italia Group at the beginning of 2005 which is annually renewable. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased by P$81 million, or 36.0%, to P$306 million, mainly due to higher media advertising expenses for wireless and Internet services as a result of efforts to retain and expand both customer bases.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$156 million to P$704 million in year 2007 from P$548 million in year 2006. The steady increase over the past few years in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Other Commissions

Other commissions increased 15.0% to P$130 million in year 2007 from P$113 million in year 2006. This increase was mainly due to higher commissions paid as a result of the growth in our wireless subscriber base.

Other Operating Expenses

Other operating expenses increased 40.9% to P$520 million in year 2007 from P$369 million in year 2006 mainly due to the increase in other operating expenses in the Wireless reportable segment as a result of increased revenues and an increase in the customer base. For an analysis of the increase in other operating expenses in the Wireless reportable segment, see “—Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets increased by P$25 million, or 1.8%, to P$1,416 million during 2007 mainly as a consequence of increased capital expenditures in the Wireless reportable segment, partially offset by the end of the amortization period for certain assets in the Voice, Data and Internet reportable segment. Additionally, during 2007, the Company performed an integral review of the useful lives of its fixed assets. As a result, as from September 30, 2007, Telecom Argentina and Telecom Personal have changed the useful life of certain fixed assets resulting in a P$14 million decrease in depreciation expense for year 2007.  See “Changes in useful lives of fixed assets in the Telecom Group” in Note 13 to the Consolidated Financial Statements for information about recent integral reviews performed in the Telecom Group. Depreciation expense was equal to approximately 15.6% of net sales for year 2007 and 18.9% of net sales for year 2006.

For an analysis of interconection and international outbound call costs, see “—Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset, roaming and TLRD costs, see “—Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

During the year ended December 31, 2007, consolidated operating income was P$1,636 million, with an increase of P$742 million, or 83.0%, compared to 2006. Operating income represented 18.0% of net sales in 2007. Improvement in operating income in terms of sales margin was seen across both reportable segments but at different rates of increase. Voice, Data and Internet grew from 10.7% to 10.8% of net sales in 2007 due to the systematic decline of fixed asset depreciation while the Wireless reportable segment grew from 13.1% to 22.1% of net sales in 2007.

The increase in operating income in 2007 was mainly due to strong growth in the Wireless reportable segment resulting from higher net sales, partially offset by an increase in salaries and social security costs, maintenance, materials and supplies, cost for subscriber acquisition, costs of roaming and TLRD and tax expenses.

Financial Results, Net

Net financial and holding resulted in a loss of P$441 million for 2007, reflecting a 8.9% loss decrease over the loss of P$484 million for 2006.

As a result of a P$1,359 million reduction in net financial debt, or 40.5% compared to the net financial debt at the end of the previous year, interest on net financial debt decreased by P$129 million. This financial cost represents 3.5% of consolidated sales in year 2007, as compared to 6.1% in year 2006.

In 2007, the devaluation of the peso against the US dollar was 2.8% and 14.7% against the euro. This caused a net foreign currency exchange loss of P$267 million, which was partially offset by gains on derivative financial instruments entered into to hedge foreign exchange exposure. These instruments generated a P$141 million gain in the year 2007 and a P$114 million gain in 2006.

Other, Net

Gain (Loss) on Equity Investees

No gain or loss was reported during 2007. In 2006, a P$5 million gain was reported, mainly due to the realization of P$6 million exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders.

Other expenses, net

Other expenses, net include severance payments, provisions for lawsuits and other contingencies and income from sales of fixed assets.

Other expenses, net, decreased P$86 million or 46.7% from year 2006, reaching P$98 million in 2007 mainly due to a gain related to the impact of SC Resolution N° 41/07 of P$69 million and a tax benefit on deposits and withdrawals from bank accounts of P$23 million (see Note 2.h and 2.j to the Consolidated Financial Statements).

During years 2007 and 2006, approximately P$84 million and P$48 million of other expenses, net, respectively, were recorded related to accrued severance payments and costs of termination benefits for employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program. Although fewer employees were dismissed or voluntarily retired during 2007, the amount of severance payments and termination benefits costs increased during 2007 mainly due to the fact that the average severance payment per employee increased by approximately 92%.

Income Tax (Expense) Benefit, Net

The income tax charge includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal versus accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, the tax loss carryforwards accumulated by Telecom Argentina.

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

As regards the current tax expenses of Telecom Argentina in the 2007 and 2006 fiscal years, Telecom Argentina was not required to pay taxes in 2007 as a result of an accumulated tax loss carryforward. As regards Personal, it generated enough profit in 2007 to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which will be offset against a tax credit for minimum presumed income and other withholdings. Núcleo reported, in the years under review, a taxable profit. The tax expense of Núcleo in 2007 increased by the overcharge related to the payment of dividends to shareholders. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid.

As regards the deferred tax, the expenses mainly arise from the reduction of the tax loss carryforwards of Telecom Argentina (P$364 million) and Personal (P$163 million), partially offset by income generated by variations in the temporary differences (P$205 million in Telecom Argentina and P$76 million in Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher allowance for doubtful accounts and provisions for lawsuits and other contingencies.

With respect to the recoverability of tax loss carryforwards, the Company recognized, as of December 31, 2007, P$130 million worth of tax credit due to tax loss carryforwards, of which P$95 million expire in fiscal year 2007. For that reason, as of December 31, 2007, the related allowance amounts to P$95 million, representing a P$100 million reduction from the end of the previous year, compared to an P$81 million reduction in 2006. Additionally, Personal set up an P$11 million allowance during 2007 related to certain deferred tax assets of doubtful collectability.

Income from discontinued operations

In April 2007, Telecom sold its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the directory publishing subsidiary) to Yell Publicidad S.A. Under Argentine GAAP, the transaction was accounted for under “discontinued operations.” As a result, the Company has consolidated Publicom as of December 31, 2007, 2006 and 2005, identifying the results of discontinued operations in a separate line item in its consolidated statement of income. As of December 31, 2007, P$102 million were accounted for as net income from discontinued operations, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale.

Net Income

For year 2007, we recorded net income of approximately P$884 million. The Voice, Data and Internet reportable segment accounted for a gain of P$77 million while the Wireless reportable segment contributed a P$807 million gain to our consolidated net income in 2007.

(A.2)  Year 2006 Compared to Year 2005

					Change by segment
					Voice,
	Year Ended December 31,				Data and
	2006	2005	Total Change		Internet	Wireless
	(P$ millions)%			(P$ millions)
Net sales	7,372	5,668	30.1	1,704	182	1,522
Cost of services, general and administrative and selling expenses	(6,478)	(5,171)	25.3	(1,307)	(144)	(1,163)
Operating income	894	497	79.9	397	38	359
Financial result, net	(484)	(308)	57.1	(176)	(258)	82
Gain on debt restructuring, net	—	1,424	(100.0)	(1,424)	(1,424)	—
Other, net (1)	(201)	(163)	23.3	(38)	(34)	(4)
Income tax benefit (expense), net	22	(119)	N/A	141	252	(111)
Net income from continuing operations	231	1,331	(82.6)	(1,100)	(1,426)	326
Net income from discontinued operations	13	3	333.3	10	10	—
Net income	244	1,334	(81.7)	(1,090)	(1,416)	326

(1)   Other, net includes gain (loss) on equity investees, other expenses, net and minority interest.

Net Sales

During year 2006, net sales increased approximately 30.1% to P$7,372 million from P$5,668 million in 2005. The increase can be largely attributed to the increase of P$1,522 million in revenues generated by the Wireless reportable segment. It should be noted that both reportable segments showed revenue increases, but at different growth rates.

Data sales grew by 12.5% due to the increase in the customer base and expanded corporate offerings. Internet sales led growth in this segment, with a 24.1% increase due to the fact that the ADSL customer base experienced 102.2% annual growth. The increase in internet revenues was partially offset by major discounts offered to new customers in the first three months of subscription.

Wireless revenues increased 54.4% compared to 2005. In Argentina, revenues, net of intercompany sales, grew by 53.9% as a result of a 37.0% increase in the customer base and a 11.4% increase in ARPU. In Paraguay, sales grew by 60.6% due to a 78.8% increase in the customer base and a steady ARPU.

In 2006, service revenues in the Wireless reportable segment amounted to P$3,775 million, representing 53.1% growth from 2005. Year 2006 service revenue growth was 52.1% in Argentina and 64.5% in Paraguay.

For the first time in the Company’s history, 2006 Wireless reportable segment net sales represented more than 50% of the Company’s consolidated net sales (reaching 58.6%).

The chart below shows net sales for years 2006 and 2005 and their breakdown between reportable segments:

For a further breakdown of our consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased 25.3% to P$6,478 million in 2006 from P$5,171 million in 2005. The increase was mainly due to the increase in disbursement costs in both reportable segments as a result of the increase in direct cost of sales, the effect of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses decreased by P$106 million, mainly attributable to the Voice, Data and Internet reportable segment.

					Change by segment
					Voice,
	Year Ended December 31,				Data and
	2006	2005	Total Change		Internet	Wireless
	(P$ millions)%			(P$ millions)
Salaries and social security	829	671	23.5	158	105	53
Taxes	539	394	36.8	145	10	135
Maintenance, materials and supplies	317	276	14.9	41	30	11
Bad debt expense	63	28	125.0	35	11	24
Interconnection costs	159	144	10.4	15	15	—
Costs of international outbound calls	111	94	18.1	17	17	—
Fees for services	259	165	57.0	94	28	66
Advertising	225	150	50.0	75	29	46
Cost of wireless handsets	973	613	58.7	360	—	360
Agent’s commissions and commissions for the distribution of prepaid cards	548	386	42.0	162	4	158
Other commissions	113	77	46.8	36	3	33
TLRD and Roaming	582	386	50.8	196	—	196
Others	369	290	27.2	79	41	38
Depreciation of fixed assets and amortization of intangible assets	1,391	1,497	(7.1)	(106)	(149)	43
Total Cost of Services, General and Administrative and Selling Expenses	6,478	5,171	25.3	1,307	144	1,163

The main operating costs and the changes in costs between years 2006 and 2005 are illustrated below:

(1)   Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During year 2006, salaries and social security charges were approximately P$829 million, representing a 23.5% increase from 2005. This was primarily due to the increase in salary levels implemented during the year. Additionally, labor costs rose as a consequence of the increase in headcount in the Wireless reportable segment, where increased demand for wireless services and the improvement of customer support required Telecom Personal to increase its number of employees. As of December 31, 2006, we had 15,138 employees compared to 14,335 employees as of December 31, 2005.

For year 2006, salaries and social security payments were approximately 11.2% of net sales. For year 2005, salaries and social security payments were approximately 11.8% of net sales.

Taxes

Expenses related to taxes increased 36.8% to P$539 million in year 2006 from P$394 million in year 2005, mainly due to the impact of taxes that are calculated on the basis of revenues and higher fees paid to the regulator in connection with the wireless telephony activity.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased 14.9% to P$317 million in year 2006 from P$276 million in year 2005. This increase was due to higher maintenance costs across segments, particularly in the Voice, Data and Internet reportable segment.

Bad Debt Expense

During year 2006, bad debt expense increased to P$63 million from P$28 million in year 2005. The allowance for doubtful accounts represented 0.9% of net sales for 2006, as compared to 0.5% of net sales in 2005. This increase was due mainly to growth in the wireless customer base and reduction in levels of collection and the lower recovery of past due accounts in the Voice, Data and Internet reportable segment in 2006.

Fees for Services

Our fees for various services, including legal, security, and auditing services, totaled approximately P$259 million for year 2006 and P$165 million for year 2005. This increase was due mainly to services relating to technology upgrades in our Wireless reportable segment. In 2006, fees for services include P$16 million paid to the Operator as compensation for the services of highly qualified personnel and technical assistance provided to us in accordance with an agreement entered into between Telecom and Telecom Italia Group at the beginning of 2005 which is annually renewable. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

Costs related to advertising increased by P$75 million, or 50.0%, to P$225 million, mainly due to higher media advertising expenses for wireless and Internet services.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased to P$548 million in year 2006 from P$386 million in year 2005. The increases in agent’s commissions and commissions for the distribution of prepaid cards over the past few years were mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Other Commissions

Other commissions increased 46.8% to P$113 million in year 2006 from P$77 million in year 2005. This increase was mainly due to higher commissions paid as a result of the growth in our wireless subscriber base.

Other Operating Expenses

Other operating expenses increased 27.2% to P$369 million in year 2006 from P$290 million in year 2005, mainly due to the increase in other operating expenses in the Wireless reportable segment as a result of increased revenues and an increase in the customer base.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$106 million, or 7.1%, to P$1,391 million during 2006 mainly as a consequence of the end of the amortization period for certain assets in the Voice, Data and Internet reportable segment partially offset by an increase in the depreciation in increased investment of assets in the Wireless reportable segment. Depreciation expense was equal to approximately 18.9% of net sales for year 2006 and 26.4% of net sales for year 2005.

For an analysis of interconnection and international outbound call costs, see “—Results of Operations by Reportable Segment—Voice, Data and Internet Reportable Segment” below. For an analysis of wireless handset costs, roaming and TLRD costs, see “—Results of Operations by Reportable Segment—Wireless Reportable Segment” below.

Operating Income

During the year ended December 31, 2006, consolidated operating income was P$894 million, with an increase of P$397 million, or 79.9%, compared to 2005. Operating income represented 12.1% of net sales in 2006. Improvement in operating income in terms of sales margin was seen across all segments but at different rates of increase. Voice, Data and Internet grew from 10.1% to 10.7% of net sales due to the systematic decline of fixed asset depreciation while the Wireless reportable segment grew from 7.4% to 13.1% of net sales in 2006.

The increase in operating income in 2006 is mainly due to strong growth in the Wireless segment resulting from higher net sales, partially offset by higher costs associated with tax related expenses, fees for services, pre-paid card commission roaming and TLRD.

Financial Results, Net

Financial and holding results resulted in a loss of P$484 million for 2006, reflecting a 57.1% increase over the net loss of P$308 million for the year 2005.

As a result of a P$909 million reduction in the net financial debt or 21.3% compared to the net financial debt at the end of the previous year, interest accrued on net financial debt decreased by P$147 million. This financial cost represented 6.1% of consolidated sales in year 2006, up from 10.6% in year 2005.

In 2006, the devaluation of the peso against the US dollar was 1.0% and against the euro, 12.6%. This caused a net foreign currency exchange loss of P$198 million in year 2006, which was softened by the effectiveness of the derivative financial instruments entered into in order to limit the risk of an increase in the euro and yen against the US dollar. These instruments created a P$114 million gain in the year 2006, unlike the prior year in which a P$83 million loss was recorded. In 2005, penalty interest that had accrued on Telecom Argentina’s financial debt was fully waived by creditors as part of the restructuring that took place on August 31, 2005.

Gain on Debt Restructuring, Net

In 2005, Telecom Argentina concluded the restructuring of its financial debt, generating an unusual profit of P$1,424 million. Additional information on the debt restructuring process is included in Note 8 to the Consolidated Financial Statements. See also “—Critical Accounting Policies—Debt Restructuring Results” above.

Other, Net

Gain (Loss) on Equity Investees

In 2006, a P$5 million gain was reported, mainly due to the realization of P$6 million exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders. Furthermore, in 2005, the Company obtained a P$7 million gain on the sale of its equity interest in Intelsat.

Other expenses, net

Other expense, net, increased P$22 million or 13.6% from the year 2005, reaching P$184 million in 2006 mainly due to increases in litigation and other contingencies and higher slow-moving and obsolescence provisions.

Litigation and other contingency charges have increased at Telecom Argentina due to higher costs connected with labor and fiscal complaints. In contrast, in Personal there are reductions mainly attributable to the settlement of commercial lawsuits.

During years 2006 and 2005, approximately P$48 million and P$56 million of other expenses, net, respectively, were recorded related mainly to accrued severance payments and termination benefits costs for employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

Income Tax Benefit (Expense), Net

The income tax charge includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal versus accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, the tax loss carryforwards accumulated by Telecom Argentina and Personal.

Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

With respect to assessed taxes, in years 2006 and 2005, Núcleo generated accounting and fiscal income that required it to pay taxes at a rate of 10%. On the other hand, Telecom Argentina and Personal had tax loss carryforwards, which, although they diminished since 2002, had not been fully absorbed thus allowing Telecom Argentina and Personal to avoid any income tax obligation for the years 2006 and 2005. Telecom Argentina had received claims from the tax authority based on different ex-officio assessments that determined the accrual of P$25 million in 2005 which was subsequently paid. For additional information on these claims, see Note 11.c to the Consolidated Financial Statements.

Furthermore, the profits made by all companies in the Telecom Group have generated negative charges on deferred taxes, particularly in Telecom Argentina for the year 2005, in which the profit on the restructuring of the financial debt reduced by P$498 million the tax loss carryforward recognized.

With respect to the recoverability of tax loss carryforwards, the Telecom Group recognized, as of December 31, 2006, P$720 million of tax loss carryforwards, of which P$653 million expire in 2007 (P$518 million for Telecom Argentina and P$135 million for Personal). According to estimates of taxable income for next year, it was estimated that Personal will be able to fully use its tax loss carryforward, while for Telecom Argentina it was likely that it will lose a substantial portion. For that reason, as of December 31, 2006, a valuation allowance of P$195 million was recorded in Telecom Argentina, representing for 2006 a reduction of P$81 million in its valuation allowance (in 2005, the reduction amounted to P$419 million mainly as a result of the taxability of income due to the debt restructuring).

Income from discontinued operations

As of December 31, 2006 and 2005, P$13 million and P$3 million, respectively, were accounted for as net income from discontinued operations, corresponding to income from Publicom operations prior to the date of sale.

Net Income

For year 2006, we recorded net income of approximately P$244 million. The Voice, Data and Internet reportable segment accounted for a loss of P$140 million and the Wireless reportable segment contributed a P$384 million gain to our consolidated net income in 2006. This result is not affected by unusual items such as the gain on financial debt restructuring, which amounted to P$1,424 million in 2005, without taking into account the tax effect.

(B)  Results of Operations by Reportable Segment

(B.1)  Voice, Data and Internet Reportable Segment

Results of operations for our Voice, Data and Internet reportable segment for years 2007, 2006 and 2005 are comprised as follows:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Continuing operations
Net sales	3,302	3,053	2,871	8.2	6.3
Cost of services, general and administrative and selling expenses	(2,944)	(2,726)	(2,582)	8.0	5.6
Operating income	358	327	289	9.5	13.1
Financial result, net	(262)	(375)	(117)	(30.1)	220.5
Gain on debt restructuring, net	—	—	1,424	—	(100.0)
Other, net (1)	(61)	(138)	(104)	(55.8)	32.7
Income tax (expense) benefit, net	(60)	33	(219)	N/A	N/A
Net (loss) income from continuing operations	(25)	(153)	1,273	(83.7)	N/A

Discontinued operations
Income from discontinued operations	102	13	3	684.6	333.3
Net income (loss)	77	(140)	1,276	N/A	N/A

(1)   Other, net includes gain (loss) on equity investees and other expenses, net.

Net Sales

During year 2007, net sales from our Voice, Data and Internet reportable segment increased 8.2% to P$3,302 million from P$3,053 million in year 2006. During year 2006, net sales increased approximately 6.3% from P$2,871 million in year 2005. The increase in each year was due to several factors, including an increase in the customer base, which in turn generated greater basic and supplementary monthly charges. Specifically, in 2007, the base of ADSL subscribers grew 71.3% as compared to 2006 which represented an increase in the ADSL Internet revenues of P$118 million, offset by a reduction in Dial-Up 0610 Internet traffic in 2007 of P$22 million as compared to 2006. Other factors in the growth in net sales in 2007 were the increase in our revenues from data transmission services and the increase in our provision of interconnection services as a consequence of the general expansion of the wireless business.

Revenues from our Voice, Data and Internet reportable segment for years 2007, 2006 and 2005 are comprised as follows:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Measured service charges	960	941	948	2.0	(0.7)
Monthly basic charges	746	716	675	4.2	6.1
Internet revenues	524	428	345	22.4	24.1
Interconnection revenues	373	318	258	17.3	23.3
International long-distance service	270	242	227	11.6	6.6
Public telephone service	117	131	155	(10.7)	(15.5)
Data transmission	172	153	136	12.4	12.5
Installation charges	18	23	31	(21.7)	(25.8)
Equipment sales	18	7	7	157.1	—
Other national telephone services	104	94	89	10.6	5.6
Total Voice, Data and Internet	3,302	3,053	2,871	8.2	6.3

The chart below shows net sales for the years 2007, 2006 and 2005 and their breakdown by service type:

(1)   Includes installation charges, equipment sales and other national telephone services.

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

Revenues from measured service and monthly basic charges represented 51.7% of our total segment net sales for year 2007, compared to 54.3% of our total segment net sales for year 2006. Revenues from traffic and monthly basic charges increased 3.0% to P$1,706 million in year 2007 from P$1,657 million in year 2006. Measured service charges increased 2.0% to P$960 million in year 2007 from P$941 million in year 2006. Monthly basic charges increased 4.2% to P$746 million in year 2007 when compared with year 2006, mainly due to the increase in customer lines. Lines in service as of December 31, 2007 increased to approximately 4,208,000 compared to approximately 4,095,000 as of December 31, 2006 due to the recovery in demand. However, fixed telephony tariffs remained stable after the Pesification and freeze enforced by the Argentine Government on January 6, 2002.

Revenues from measured service and monthly basic charges represented 54.3% of our total segment net sales for year 2006, compared to 56.5% of our total segment net sales for year 2005. Revenues from traffic and monthly basic charges increased 2.1% to P$1,657 million in year 2006 from P$1,623 million in year 2005. Measured service charges decreased 0.7% to P$941 million in year 2006 from P$948 million in year 2005. Monthly basic charges increased 6.1% to P$716 million in year 2006 when compared with year 2005, mainly due to the increase in customer lines. Lines in service as of December 31, 2006 increased to approximately 4,095,000 compared to approximately 3,950,000 as of December 31, 2005 due to the recovery in demand.

Internet Revenues

Revenues from Internet subscription fees and Internet-related Value Added Services increased 22.4% to P$524 million in year 2007 compared to P$428 million in 2006 and increased 24.1% in year 2006 compared to P$345 million in 2005, mainly due to an increase in the number of ADSL subscribers in each year.

As of December 31, 2007, the number of ADSL subscribers reached approximately 783,000, compared to 457,000 as of December 31, 2006, increasing by 71.3% while Internet dial-up customers, including private virtual network customers, totaled approximately 83,000 as of December 31, 2007 compared to 95,000 as of December 31, 2006, decreasing by 12.6%. As of December 31, 2007 and 2006, dial-up minutes represented 13.3% and 20.1%, respectively, of total traffic measured in minutes transported over the fixed-line network. Dial-up minutes have fallen due to the steady migration of customers to the ADSL services.

Interconnection Revenues

During year 2007, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased 17.3% to P$373 million from P$318 million in 2006. During year 2006, revenues from interconnection services increased 23.3% to P$318 million from P$258 million in 2005. The increase in each year was mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls and earnings from outbound phone calls made by customers.

During year 2007, international long-distance service revenues increased 11.6% to P$270 million from P$242 million in year 2006. During year 2006, international long-distance service revenues increased 6.6% to P$242 million from P$227 million in year 2005. The increase in each year was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

Public Telephone Service

Revenues from public telephone service decreased by 10.7% to P$117 million in year 2007 from P$131 million in year 2006. Revenues from public telephone service decreased by 15.5% to P$131 million in year 2006 from P$155 million in year 2005. The decrease in each year was mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of expanded cellular usage.

Data Transmission

Revenues from data transmission services increased 12.4% to P$172 million in year 2007 from P$153 million in year 2006. Revenues from data transmission services increased 12.5% to P$153 million in year 2006 from P$136 million in year 2005. The increase in each year was mainly due to an increase in the demand for data transmission services, especially due to the fulfillment of a significant connection-provision contract with the government of the province of Buenos Aires, which aims to provide a network which integrates all of the province’s municipalities.

Installation Charges

During year 2007, installation charges from new customers decreased by 21.7% to P$18 million from P$23 million in year 2006 due to a decrease in connected lines. During year 2006, installation charges from new customers decreased by 25.8% to P$23 million from P$31 million in year 2005. The decrease in installation charges in year 2006 is due to a 22% decrease in the average installation charge per connection in 2006 compared to year 2005, partially offset by a 2% increase in connected lines.

Equipment Sales

Revenues from equipment sales increased 157.1% to P$18 million in year 2007 from P$7 million in year 2006. The increase was mainly due to higher sales of new “Aladino” telephone sets, which allow SMS services or video calls on fixed lines depending on the model, and higher sales of modems as a consequence of the expansion of our Internet services. Revenues from equipment sales remained stable at P$7 million during years 2006 and 2005.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2007, revenues from other national telephone services increased 10.6% to P$104 million from P$94 million in year 2006. During year 2006, revenues from other national telephone services increased 5.6% to P$94 million from P$89 million in year 2005. The increase in each year was mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services, General and Administrative and Selling Expenses

During year 2007, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment increased 8.0% to P$2,944 million compared to P$2,726 million in year 2006. During year 2006, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment decreased 5.6% to P$2,726 million compared to P$2,582 million in year 2005. The increase in each year was mainly due to increases in salaries and social security charges, maintenance, materials and supplies costs, fees for services, costs of international outbound calls and advertising, partially offset by lower depreciation.

Detailed below are the major components of our cost of services, general and administrative and selling expenses for the years ended December 31, 2007, 2006 and 2005 related to our Voice, Data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Salaries and social security	744	663	558	12.2	18.8
Taxes	196	175	165	12.0	6.1
Maintenance, materials and supplies	307	227	197	35.2	15.2
Bad debt expense	12	16	5	(25.0)	220.0
Interconnection costs	151	159	144	(5.0)	10.4
Costs of international outbound calls	138	111	94	24.3	18.1
Fees for services	140	107	79	30.8	35.4
Advertising	89	70	41	27.1	70.7
Commissions for the distribution of prepaid cards and Other commissions	75	63	56	19.0	12.5
Cost of sales of equipment	18	26	10	(30.8)	160.0
Others	246	174	149	41.4	16.8
Subtotal before depreciation and amortization	2,116	1,791	1,498	18.1	19.6
Depreciation of fixed assets and amortization of intangible assets	828	935	1,084	(11.4)	(13.7)
Total Voice, Data and Internet	2,944	2,726	2,582	8.0	5.6

The main operating costs and the changes in costs between years 2007, 2006 and 2005 are illustrated below:

(1)   Includes bad debt expense, commissions for the distribution of prepaid cards and other commissions, cost of sales of equipment and other operating expenses.

Salaries and Social Security

During year 2007, salaries and social security charges were approximately P$744 million, representing a 12.2% increase from 2006. During year 2006, salaries and social security charges were approximately P$663 million, representing a 18.8% increase from 2005. These increases were primarily due to salary increases, particularly for unionized personnel of Telecom Argentina (approximately 72% of its personnel) reflecting an adjustment in collective bargaining agreements, partially offset by a decrease in the number of employees in this reportable segment.

For year 2007, salaries and social security payments were approximately 22.5% of segment net sales. For year 2006, salaries and social payments were approximately 21.7% of segment net sales.

Taxes

Expenses related to taxes increased 12.0% to P$196 million in year 2007 from P$175 million in year 2006, and increased 6.1% to P$175 million in year 2006 from P$165 million in year 2005, mainly due to higher turnover taxes as a consequence of the increase in revenues.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased 35.2% to P$307 million in year 2007 from P$227 million in year 2006. During 2006, maintenance, materials and supplies expenses increased 15.2% from P$197 million in year 2005. The increase in each year was primarily due to higher costs of maintenance for network equipment and utility vehicles.

Bad Debt Expense

During years 2007, 2006 and 2005, bad debt expense amounted to P$12 million, P$16 million and P$5 million, respectively. The lower bad debt expenses in year 2005 was mainly due to recovery of past due accounts during such year.

Interconnection Costs

Interconnection costs decreased by 5.0% to P$151 million in year 2007 from P$159 million in year 2006. The decrease was primarily due to lower call traffic originated in our network and ended in third party networks. During 2006, interconnection costs increased 10.4% from P$144 million in year 2005.

Costs of International outbound calls

During year 2007, we recorded P$138 million in costs of international outbound calls compared with P$111 million recorded in year 2006 and P$94 million recorded in year 2005. The increase in each year was mainly due to the increase in international call traffic originating in our network and requiring fees for transport across international lines.

Fees for Services

Fees for services, such as legal, security, auditing and other services totaled approximately P$140 million for year 2007, P$107 million for year 2006 and P$79 million for year 2005. These fees included P$16 million, P$13 million and P$10 million, respectively, of fees paid to the Operator as compensation for the services of highly qualified personnel and technical assistance that the Operator provided to us at our request. Such amounts were charged based on hours of service at international market rates for such services.

Advertising

During year 2007, we recorded P$89 million in costs of advertising compared with P$70 million recorded in year 2006. During year 2005, we recorded P$41 million in advertising costs. The increase in each year was mainly due to increased advertising campaigns as a result of the competition in the Internet services market.

Commissions for the Distribution of Prepaid Cards and Other Commissions

During year 2007, we recorded P$75 million in costs relating to commissions for the distribution of prepaid cards and other commissions, compared with P$63 million in year 2006. This increase was mainly due to an increase in the volume of commissions partially offset by less traffic on public telephones and through telecommunication centers. During year 2005, we recorded P$56 million in costs relating to commissions for the distribution of prepaid cards and other commissions.

Cost of Sales of Equipment

During years 2007, 2006 and 2005, we recorded P$18 million, P$26 million and P$10 million in cost of sales of equipment mainly related to sales of “Aladino” telephone sets and Internet modems.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During year 2007, our other operating expenses amounted to P$246 million compared to P$174 million in 2006 and P$149 million in 2005.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expense were P$828 million in year 2007, P$935 million in year 2006 and P$1,084 million in year 2005. Depreciation expenses as a percentage of net sales were approximately 25.1% in 2007, 30.6% in 2006 and 37.8% in 2005, respectively. The decreases were principally due to the end of the amortization period for certain assets.

During 2007, the Company performed an integral review of the useful lives of its fixed assets. As a result, as from September 30, 2007, Telecom Argentina has changed the useful life of certain fixed assets, resulting in a P$9 million decrease in depreciation expense for year 2007 in the Voice, Data and Internet Reportable Segment.  See “Changes in useful lives of fixed assets in the Telecom Group” in Note 13 to the Consolidated Financial Statements for information about recent integral reviews performed in the Telecom Group.

Operating Income

In 2007, the operating income from our Voice, Data and Internet reportable segment increased 9.5% to P$358 million from P$327 million in 2006. In 2006, the operating income from our Voice, Data and Internet reportable segment increased 13.1% to P$327 million from P$289 million in 2005. The increase in each year was mainly due to decreases in depreciation charges partially offset by the increase in disbursement operating expenses.

The following table shows our operating income from the Voice, Data and Internet reportable segment in years 2007, 2006 and 2005 and its percentage of net sales in each year.

	Year Ended December 31,
	2007	2006	2005	2007-2006	2006-2005
	(P$ million / %)			Increase/(Decrease)
Operating income before depreciation and amortization	1,186	1,262	1,373	(6.0)%	(8.1)%
As % of net sales	35.9%	41.3%	47.8%	(5.4)%	(6.5)%
Depreciation and amortization	(828)	(935)	(1,084)	(11.4)%	(13.7)%
As % of net sales	(25.1)%	(30.6)%	(37.7)%	5.5%	7.1%
Operating income	358	327	289	9.5%	13.1%
As % of net sales	10.8%	10.7%	10.1%	0.1%	0.6%

Our operating income before depreciation and amortization from the Voice, Data and Internet reportable segment was P$1,186 million, P$1,262 million and P$1,373 million, representing 35.9% of net sales in 2007, 41.3% of net sales in 2006 and 47.8% of net sales in 2005, respectively. These decreases in the operating margin during the 2005-2007 period corresponds mainly to the increase in disbursement operating expenses such as salaries and social security charges, maintenance, materials and supplies costs, costs of international outbound calls, fees for services, and advertising which, cumulatively, were larger than the increase in net sales of each year.

Financial Results, Net

During year 2007, we recorded a net financial loss of approximately P$262 million compared to a net financial loss of approximately P$375 million in year 2006. The difference was mainly due to lower net financial interest of P$126 million in year 2007 compared to year 2006.

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

Gain on Debt Restructuring, Net

Gain on debt restructuring, net in year 2005 corresponds to the Telecom Argentina debt restructuring completed in August 2005. New debt instruments were recorded at their estimated net present value at the restructuring date, resulting in a net pre-tax gain of P$1,424 million. Gain on debt restructuring, net is comprised of a gain on discount on principal and interest of P$1,151 million and a gain on discounting of debt of P$352 million, net of related expenses of P$79 million.

Other, Net

Gain (Loss) on Equity Investees

No gain or loss was reported during 2007.  During year 2006, a loss of P$1 million was recorded due to a decline in value of our investment in “2003 Telecommunication Fund” (See Note 11.b to the Consolidated Financial Statements). During year 2005, Telecom Argentina sold its investment in Intelsat Ltd. for approximately P$13 million. As a result of this transaction, a gain of P$7 million was recorded.

Other Expenses, Net

Other expenses, net include severance payments and provisions for lawsuits and other contingencies.

For year 2007, other expenses, net decreased by P$76 million, or 55.5%, to P$61 million compared to year 2006. Other expenses, net in year 2007 mainly consists of gain related to the impact of SC Resolution No. 41/07 of P$69 million and tax benefit on deposits and withdrawals from bank accounts of P$23 million (see Notes 2.h and 2.j to the Consolidated Financial Statements) and higher gain on sale of fixed assets and other assets, partially offset by higher provisions for lawsuits and other contingencies and severance payments and termination benefits. For year 2006, other expenses, net increased by P$26 million, or 23.4%, to P$137 million from P$111 million in year 2005. The increase in year 2006 is mainly due to higher provisions for lawsuits and other contingencies and for obsolescence of materials.

Income Tax (Expense) Benefit, Net

Income tax (expense) benefit, net includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to Telecom Argentina and Telecom Argentina USA; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; (iii) the analysis of recoverability of deferred tax assets, particularly, the tax loss carryforwards accumulated by Telecom Argentina.

During year 2007, our Voice, Data and Internet reportable segment recorded an income tax expense of P$60 million compared to an income tax benefit of P$33 million in year 2006. The income tax expense in year 2007 is mainly attributable to the reduction of the tax loss carryforwards of Telecom Argentina (which were reduced by P$364 million), and was partially offset by the income generated by the rest of temporary differences (amounting to P$205 million in Telecom Argentina) including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher allowance for doubtful accounts and provisions for lawsuits and other contingencies. As of December 31, 2007, a valuation allowance of P$95 million was recorded in Telecom Argentina, representing a reduction of P$100 million in its valuation allowance compared to year 2006.

During year 2006, we recorded income tax benefit of P$33 million due to a reversal of a portion of the valuation allowance of our deferred income tax asset partially offset by the income tax expense due to taxable net income in 2006. During year 2005, we recorded income tax expense of P$219 million due to taxable net income in 2005 as a consequence of the significant gain on debt restructuring, net. Such income tax expense in 2005 was partially offset by a reversal of a portion of the valuation allowance of its deferred income tax asset.

Net (Loss) Income from continuing operations

For year 2007, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$25 million in comparison with a net loss of approximately P$153 million in year 2006. The lower net loss in year 2007 is mainly due to higher operating income, lower financial loss, net and lower other expenses, net, partially offset by higher income tax expense, as discussed above.

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

Income from Discontinued Operations

In April 2007, Telecom Argentina sold its 99.99% shareholding in Publicom (the directory publishing company) to Yell Publicidad S.A. According to Argentine GAAP, net income from the operations of Publicom and from the sale of Publicom has been accounted for under “discontinued operations, which was included in a specific caption “Results from discontinued operations” in the consolidated statements of income for the years ended December 2007, 2006 and 2005. The net income from discontinued operations for year 2007 amounted to P$102 million, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale. Comparatively, during years 2006 and 2005, the net income from the discontinued operations amounted to P$13 million and P$3 million, respectively, related to net income from the operations of Publicom.

Net Income (Loss)

For year 2007, the Voice, Data and Internet reportable segment recorded a net income of approximately P$77 million mainly due to the net income of P$102 million reflecting discontinued operations of Publicom which was partially offset by P$25 million loss from continuing operations.

For year 2006, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$140 million, mainly due to the financial loss, net as a consequence of the fluctuation of the peso-to-dollar exchange rate during year 2006 and the net financial interest.

Comparatively, for year 2005, the Voice, Data and Internet reportable segment recorded net income of approximately P$1,276 million, mainly due to the successful completion of the restructuring of Telecom Argentina debt as described above.

(B.2)  Wireless Reportable Segment

Results of operations from our Wireless reportable segment for years 2007, 2006 and 2005 are comprised as follows:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Net sales	5,772	4,319	2,797	33.6	54.4
Cost of services, general and administrative and selling expenses	(4,494)	(3,752)	(2,589)	19.8	44.9
Operating income	1,278	567	208	125.4	172.6
Financial result, net	(179)	(109)	(191)	64.2	(42.9)
Other, net (1)	(60)	(63)	(59)	(4.8)	6.8
Income tax (expense) benefit, net	(232)	(11)	100	2,009.1	N/A
Net income	807	384	58	110.2	562.1

(1)   Other, net includes gain on equity investees, other expenses, net and minority interest.

Net Sales

We provide wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively, via cellular and PCS networks. Net sales from Argentina and Paraguay were approximately 92.5% and 7.5%, respectively, of total segment net sales in 2007, 91.8% and 8.2%, respectively, in 2006 and 92.1% and 7.9%, respectively, in 2005.

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Argentina
Service revenues (1)	4,756	3,428	2,254	38.7	52.1
Handset sales	583	536	322	8.8	66.5
Total net sales in Argentina	5,339	3,964	2,576	34.7	53.9
Average number of subscribers during the year (thousands)	9,718	7,046	4,815	37.9	46.3
Paraguay
Service revenues	426	347	211	22.8	64.5
Handset sales	7	8	10	(12.5)	(20.0)
Total net sales in Paraguay	433	355	221	22.0	60.6

(1) Certain components of service revenues are not included in the ARPU calculation.

An important operational measure used in the Wireless reportable segment is ARPU, which we calculate by dividing adjusted total service revenue (excluding outcollect wholesale roaming, cell site rental and activation fee revenue and including intercompany wireless sales) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with Argentine GAAP and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Telecom Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base in the Wireless reportable segment. The following table shows the reconciliation of total service revenues in Argentina to such revenues included in the ARPU calculations:

	Year Ended December 31,
	2007	2006	2005
	(P$ millions)
Total service revenues in Argentina	4,756	3,428	2,254
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(207)	(150)	(206)
Cell sites rental	(7)	(6)	(4)
Activation fees	(32)	(33)	(12)
Intercompany wireless sales	13	11	9
Total service revenues in Argentina included in the ARPU calculation	4,523	3,250	2,041

Net Sales in Argentina

During year 2007, Telecom Personal’s net sales in Argentina increased 34.7% to P$5,339 million from P$3,964 million in year 2006, mainly due to increases in the number of subscribers. ARPU in Argentina during years 2007 and 2006 was approximately P$39 per customer per month.

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 10,666,000 as of December 31, 2007, which represents an increase of approximately 2,241,000, or 26.6%, as compared to 2006. This increase was fueled by increased penetration of cellular services in Argentina. As of December 31, 2007, the subscriber base in Argentina amounted to approximately 7,062,000 prepaid subscribers, or 66.2% of the total subscriber base, approximately 1,134,000 post-paid subscribers, or 10.6% of the total subscriber base and approximately 2,470,000 “cuentas claras” plan subscribers, or 23.2% of the total subscriber base. Total wireless traffic increased 30.7% during year 2007 as compared to year 2006. The number of GSM subscribers was approximately 10,394,000 customers, or 97.4% of Telecom Personal’s total subscriber base.

During year 2006, Telecom Personal’s net sales in Argentina increased 53.9% to P$3,964 million from P$2,576 million in year 2005, mainly due to increases in the number of subscribers, total traffic, demand for TLRD and roaming services and handset sales, each as detailed below. ARPU in Argentina during year 2006 increased 11.4% to P$39 from P$35 per customer per month in year 2005 principally as a result of the acquisition of high value customers.

The total number of Telecom Personal’s cellular subscribers in Argentina was approximately 8,425,000 as of December 31, 2006, which represents an increase of approximately 2,275,000, or 37.0%, as compared to 2005. This increase was fueled by a significant growth in the number of GSM subscribers which represented 88.3% of Telecom Personal’s total subscriber base as of December 31, 2006. As of December 31, 2006, the subscriber base in Argentina amounted to approximately 5,539,000 prepaid subscribers, or 65.7% of the total subscriber base, approximately 759,000 post-paid subscribers, or 9.0% of the total subscriber base and approximately 2,127,000 “cuentas claras” plan subscribers, or 25.3% of the total subscriber base. Total wireless traffic increased 36.4% during year 2006 as compared to year 2005.

Net Sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$433 million in net sales during year 2007, a 22.0% increase from the P$355 million in year 2006. The growth in revenue was mainly due to sales of prepaid services. Núcleo had approximately 1,626,000 subscribers as of December 31, 2007, which represents an increase of approximately 462,000 customers, or 39.7%, as compared to the level at December 31, 2006. As of December 31, 2007, Núcleo had approximately 1,456,000 prepaid subscribers, representing 89.5% of the total subscriber base. The number of GSM subscribers was approximately 1,421,000 customers, or 87.4% of Núcleo’s total subscriber base.

In 2006, Núcleo’s net sales were P$355 million, representing a 60.6% increase from the P$221 million generated in year 2005. The growth in revenue was mainly due to sales of the prepaid service. Núcleo had approximately 1,164,000 subscribers as of December 31, 2006, which represents an increase of approximately 513,000 customers, or 78.8%, as compared to the level at December 31, 2005. As of December 31, 2006, Núcleo had approximately 1,018,000 prepaid subscribers, representing 87.5% of the total subscriber base. The number of GSM subscribers was approximately 875,000 customers, or 75.2% of Núcleo’s total subscriber base.

General

During year 2007, total net sales from our Wireless reportable segment, consisting of service revenues and handset sales, increased 33.6% to P$5,772 million from P$4,319 million in year 2006. During year 2006, total net sales increased 54.4% to P$4,319 million from P$2,797 million in year 2005.

Revenues from our Wireless reportable segment for years 2007, 2006 and 2005 are comprised as follows:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase
Prepaid services	2,176	1,472	733	47.8	100.8
Monthly basic charges and airtime usage charges	1,289	944	615	36.5	53.5
Calling Party Pays	599	525	445	14.1	18.0
TLRD and Roaming services	915	650	518	40.8	25.5
Other service sales	203	184	154	10.3	19.5
Subtotal Service Revenues	5,182	3,775	2,465	37.3	53.1
Handset sales	590	544	332	8.5	63.9
Total Wireless	5,772	4,319	2,797	33.6	54.4

Service Revenues

Service revenues in the Wireless reportable segment consist of recurring monthly basic charges, airtime usage charges, prepaid services, roaming charges billed to our customers for their use of our and other carriers’ networks, roaming charges billed to other wireless service providers whose customers use our network, TLRD and CPP charges, additional charges for Value Added Services and for other miscellaneous cellular and PCS services.

As a result of the strong growth of the customer base, generally all types of service revenues have grown considerably during the years presented. Revenues from post-paid services (including a monthly basic charges and air time usage charges), prepaid services, and Value Added Services grew by 37.3% in year 2007 compared to year 2006 (38.7% in Argentina and 22.8% in Paraguay).

Service revenues were approximately 89.8% of total reportable segment net sales in 2007, 87.4% in 2006 and 88.1% in 2005, respectively.

Prepaid Services

Prepaid services sales increased 47.8% to P$2,176 million in year 2007 from P$1,472 million in year 2006. The increase was primarily due to an increase in the number of subscribers to approximately 8,518,000 as of December 31, 2007, an increase of approximately 1,961,000 customers, or 29.9%, as compared to December 31, 2006.

During year 2006 the prepaid service sales increased 100.8% from P$733 million in year 2005, mainly as a result of an increase in the number of subscribers which reached approximately 6,557,000 as of December 31, 2006, an increase of approximately 1,989,000 customers, or 43.5%, as compared to December 31, 2005.

Monthly Basic Charges and Airtime Usage Charges

During year 2007, monthly basic charges and airtime usage charges increased 36.5% to P$1,289 million from P$944 million in year 2006. Monthly basic charges and airtime usage charges increased 53.5% in year 2006 from P$615 million in year 2005. The increase in each year was mainly due to an increase in subscriber base.

Calling Party Pays

Calling party pays’ sales increased 14.1% to P$599 million in year 2007 from P$525 million in year 2006, and increased 18.0% in year 2006 from P$445 million in year 2005. The increase in each year was due to the increase in the volume of total traffic.

TLRD and Roaming Services

During year 2007, TLRD and roaming services revenue was P$915 million, representing a 40.8% increase from P$650 million in year 2006. TLRD and roaming services revenue increased 25.5% in year 2006 from P$518 million in year 2005. The increase in each year was due to the increase in wireless traffic among wireless operators as a result of growth in the wireless customer base and to an increase in the volume of total traffic.

Other Service Sales

During year 2007, other service sales, including sales of certain Value Added Services, were P$203 million representing an increase of 10.3% from P$184 million in year 2006. During year 2006, other service sales increased 19.5% from P$154 million in year 2005. The increase in each year was largely due to Telecom Personal’s efforts to create and market Value Added Services that featured technological innovation.

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

This subsidy was approximately P$285 million or 32.6% of total cost of handsets in 2007, P$429 million or 44.1% of total cost of handsets in 2006 and P$281 million or 45.8% of total cost of handsets in 2005, respectively.

During year 2007, handset sales increased to P$590 million from P$544 million in year 2006, while during year 2006, handset sales increased to P$544 million from P$332 million in year 2005. The increase in each year was mainly due to the expansion of the subscriber base and the fact that, in an effort to attract customers, Telecom Personal, like its competitors, has offered handsets to customers below cost.

Cost of Services, General and Administrative and Selling Expenses

Total costs of services, general and administrative and selling expenses in our Wireless reportable segment increased 19.8% to P$4,494 million in year 2007 from P$3,752 million in year 2006. During year 2006, these costs increased 44.9% from P$2,589 million in year 2005. In each year, costs for subscriber acquisition, roaming, TLRD services, maintenance, materials and supplies, salaries and social security costs and tax related expenses were the main items that contributed to year over year increases in Argentina and Paraguay.

Detailed below are the major components of the cost of services, general and administrative and selling expenses for the years ended December 31, 2007, 2006 and 2005 in the Wireless reportable segment:

	Year Ended December 31,			% of Change
	2007	2006	2005	2007-2006	2006-2005
	(P$ millions)			Increase/(Decrease)
Salaries and social security	216	166	113	30.1	46.9
Taxes	464	364	229	27.5	59.0
Maintenance, materials and supplies	140	90	79	55.6	13.9
Bad debt expense	59	47	23	25.5	104.3
Fees for services	160	152	86	5.3	76.7
Advertising	217	155	109	40.0	42.2
Cost of wireless handsets	875	973	613	(10.1)	58.7
Agent’s commissions and commissions for the distribution of prepaid cards	675	527	369	28.1	42.8
Other commissions	84	71	38	18.3	86.8
Cost of TLRD and roaming	760	582	386	30.6	50.8
Other operating expenses	256	169	131	51.5	29.0
Subtotal costs before depreciation of fixed assets and amortization of intangible assets	3,906	3,296	2,176	18.5	51.5
Depreciation of fixed assets and amortization of intangible assets	588	456	413	28.9	10.4
Total wireless	4,494	3,752	2,589	19.8	44.9

Argentina
Costs before depreciation of fixed assets and amortization of intangible assets	3,647	3,091	2,046	18.0	51.1
Depreciation of fixed assets and amortization of intangible assets	510	383	357	33.2	7.3
Total costs in Argentina	4,157	3,474	2,403	19.7	44.6

Paraguay
Costs before depreciation of fixed assets and amortization of intangible assets	259	205	130	26.3	57.7
Depreciation of fixed assets and amortization of intangible assets	78	73	56	6.8	30.4
Total costs in Paraguay	337	278	186	21.2	49.5

Salaries and Social Security

During year 2007, salaries and social security charges increased 30.1% to P$216 million from P$166 million in year 2006. During year 2006, salaries and social security charges increased 46.9% from P$113 million in year 2005. The increase in each year was mainly due to the salary increases implemented. Similarly, labor costs increased as a result of the increase in the number of full time employees. The Wireless reportable segment had 3,919 employees as of December 31, 2007, 3,636 as of December 2006, and 2,710 as of December 2005, respectively.

Salaries and social security were approximately 3.7% of total segment net sales in 2007, 3.8% of total segment net sales in 2006 and 4.0% of total segment net sales in 2005, respectively.

Taxes

During year 2007, tax-related expenses increased 27.5% to P$464 million from P$364 million in year 2006. During year 2006, tax-related expenses increased 59.0% from P$229 million in year 2005. The increase in each year was attributable to the increase in total segment net sales.

Tax-related expenses were approximately 8.0% of total segment net sales for 2007, 8.4% for 2006 and 8.2% for 2005, respectively.

Maintenance, Materials and Supplies

During year 2007, maintenance, materials and supplies expenses increased 55.6% to P$140 million from P$90 million in year 2006. During year 2006, such costs increased 13.9% to P$90 million from P$79 million in year 2005. The increase in each year was mainly due to an increase in maintenance costs related to radio base systems related to the development of the GSM network.

Costs related to maintenance, materials and supplies were approximately 2.4% of total segment net sales for 2007, 2.1% for 2006 and 2.8% for 2005, respectively.

Bad Debt Expense

During year 2007, bad debt expense rose to P$59 million from P$47 million in year 2006, an increase of 25.5%. During year 2006, bad debt expense increased 104.3% from P$23 million in year 2005. These increases results from the significant expansion of the customer base.

Bad debt expense was approximately 1.0% of total segment net sales for 2007, 1.1% for 2006 and 0.8% for 2005, respectively.

Fees for Services

During year 2007, fees for various services such as legal, security and auditing fees and other services were P$160 million, representing an increase of 5.3% from P$152 million in year 2006. During year 2006, fees for services increased 76.7% from P$86 million in year 2005. The increase in year 2006 was due mainly to technology upgrades in our Wireless reportable segment, which allowed Telecom Personal to retain its customers and permitted the migration of TDMA technology to GSM technology, and the outsourcing of the call center.

Fees for services were approximately 2.8% of total segment net sales for 2007, 3.5% for 2006 and 3.1% for 2005, respectively.

Advertising

During year 2007, advertising expenses including media, promotional and institutional campaigns increased by P$62 million to P$217 million from P$155 million in year 2006. During year 2006 such expenses increased by P$46 million from P$109 million in year 2005. The increase in each year was as a result of Telecom Personal’s efforts to expand its customer base.

Advertising expenses accounted for approximately 3.8% of total segment net sales for 2007, 3.6% for 2006 and 3.9% for 2005, respectively.

Cost of Wireless Handsets

During year 2007, the cost of handset sales decreased to P$875 million from P$973 million in year 2006. The decrease was mainly due to lower subsidies offered to customers, agents and other third party distributors. During year 2006, the cost of handset sales increased 58.7% from P$613 million in year 2005. The increase during the year 2006 was mainly due to a 63.9% increase in handset sales as a result of the expansion of the subscriber base.

Costs of handset sales accounted for approximately 15.2% of total segment net sales for 2007, 22.5% for 2006 and 21.9% for 2005, respectively.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

During year 2007, agent’s commissions and commissions for the distribution of prepaid cards increased to P$675 million from P$527 million in year 2006, representing an increase of 28.1%. During year 2006, agent’s commissions and commissions for the distribution of prepaid cards increased 42.8% from P$369 million in year 2005. The increase in agent’s commissions and commissions for the distribution of prepaid cards in each year was mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Agent’s commissions and commissions for the distribution of prepaid cards accounted for approximately 11.7% of total segment net sales for 2007, 12.2% for 2006 and 13.2% for 2005, respectively.

Other Commissions

During year 2007, other commissions, such as the commission paid for the invoice and collection process, increased 18.3% to P$84 million from P$71 million in year 2006. During year 2006, other commissions increased 86.8% from P$38 million in year 2005. The increases were mainly due to the increase in the subscriber base.

Other commissions accounted for approximately 1.5% of total segment net sales for 2007, 1.6% for 2006 and 1.4% for 2005, respectively.

Costs of TLRD and roaming

During year 2007, costs of TLRD and roaming increased 30.6% to P$760 million from P$582 million in year 2006. During year 2006, costs of TLRD and roaming increased 50.8% from P$386 million in year 2005. The increases were due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Costs of TLRD and roaming accounted for approximately 13.2% of total segment net sales for 2007, 13.5% for 2006 and 13.8% for 2005, respectively.

Other Operating Expenses

Other operating expenses increased 51.5% to approximately P$256 million in year 2007 from P$169 million in year 2006. During year 2006, other operating expenses increased 29.0% from P$131 million in year 2005. The increases were mainly due to increased costs related to growth in the following categories:

•      Value Added Services provided by third parties to Telecom Personal’s clients increased 56.8% to approximately P$58 million in year 2007 from P$37 million in year 2006. During year 2006, costs of Value Added Services increased 19.4% from P$31 million;

•      Use of public network increased 63.2% to approximately P$31 million in year 2007 from P$19 million in year 2006. During year 2006, use of public network increased 58.3% from P$12 million in year 2005. The increases were mainly due to an increase in total volume of traffic;

•      Transportation and freight which also includes the distribution of wireless handsets and prepaid cards increased 93.9% to approximately P$64 million in year 2007 from P$33 million in year 2006. During year 2006, such costs increased 37.5% from P$24 million in year 2005. The increases were mainly due to the higher number of registered letters sent to delinquent clients and to the increase in traveling expenses.

•      Cell sites rental in Argentina increased 21.7% to approximately P$28 million in year 2007 from P$23 million in year 2006. During year 2006, cell sites rental increased 35.3% from P$17 million in year 2005. The increases were mainly due to the development of the GSM network; and

•      Rental expense in Argentina increased 56.3% to approximately P$25 million in year 2007 from P$16 million in year 2006. During year 2006, rental expense increased 60.0% from P$10 million in year 2005. The increases were mainly due to new commercial offices opened in order to improve customer care and expand the customer base.

Other operating expenses accounted for approximately 4.4% of total segment net sales for 2007, 3.9% for 2006 and 4.7% for 2005, respectively.

Depreciation of Fixed Assets and Amortization of Intangible Assets

During year 2007 depreciation of fixed assets and amortization of intangible assets increased 28.9% to P$588 million from P$456 million in year 2006. The increase was due to increased capital expenditures in years 2007 and 2006 as compared to year 2005 and accelerated depreciation of P$84 million in year 2007 arising principally from a reduction in the useful life of our TDMA network equipment as a result of the migration to GSM technology.  Since such migration was initially expected to be concluded by March 31, 2008, Personal recognized accelerated depreciation so as to reach full depreciation by March 31, 2008. However, Personal has been obliged to postpone the shutting down of the TMDA network in compliance with certain customer claims which were finally agreed upon requiring, among other things, Personal to continue providing TDMA services as normal until mid June 2008, when Personal shut down its TDMA network.

On the other hand, during 2007, the Company performed an integral review of the useful lives of its fixed assets. As a result, as from September 30, 2007, Telecom Personal has changed the useful life of certain fixed assets resulting in a P$5 million decrease in depreciation expense for year 2007.  See “Changes in useful lives of fixed assets in the Telecom Group” in Note 13 to the Consolidated Financial Statements for information about recent integral reviews performed in the Telecom Group.

During year 2006, depreciation of fixed assets and amortization of intangible assets increased 10.4% from P$413 million in year 2005. The increase was due to increased capital expenditures in year 2006.

Depreciation of fixed assets and amortization of intangible assets expenses accounted for approximately 10.2% of total segment net sales in 2007, 10.6% in 2006 and 14.8% in 2005, respectively.

Operating Income

In year 2007, our operating income from the Wireless reportable segment was P$1,278 million, representing an increase of 125.4% from P$567 million in year 2006. The increase was mainly due to growth in service revenues partially offset by increases in advertising, maintenance, materials and supplies costs, other operating expenses, transportation and freight, commissions for the distribution of prepaid cards and wireless handsets, and increases in the cost of providing roaming and TLRD services.

The following table shows our operating income from the Wireless reportable segment in years 2007 and 2006, the percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2007	2006	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	2,825	1,959	44.2	866	828	38
As % of net sales	48.9%	45.4%		3.5%
SAC (non-GAAP)(2)	(959)	(936)	2.5	(23)	(9)	(14)
As % of net sales	(16.6)%	(21.7)%		5.1%
Operating income before depreciation of fixed assets and amortization of intangible assets	1,866	1,023	82.4	843	819	24
As % of net sales	32.3%	23.7%		8.6%
Depreciation of fixed assets and amortization of intangible assets	(588)	(456)	28.9	(132)	(127)	(5)
As % of net sales	(10.2)%	(10.6)%		0.4%
Operating income	1,278	567	125.4	711	692	19
As % of net sales	22.1%	13.1%		9.0%

(1)   Operating income before SAC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and depreciation and amortization provides information about the operational performance excluding the effect of significant “one time” commercial costs (Subscriber Acquisition Costs, or “SAC”) and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business. See Note 14 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC charges, each as shown in the table above.

(2)   The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2007	2006	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	590	544	8.5	46	47	(1)
Cost of handsets	(875)	(973)	(10.1)	98	96	2
Gross loss on handset sales	(285)	(429)	(33.6)	144	143	1
Advertising	(217)	(155)	40.0	(62)	(58)	(4)
Agent’s commissions	(457)	(352)	29.8	(105)	(94)	(11)
Total SAC	(959)	(936)	2.5	(23)	(9)	(14)

In year 2007, our operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$2,825 million representing an increase of 44.2% from P$1,959 million in year 2006. It represents 48.9% and 45.4% of total segment net sales in year 2007 and 2006, respectively. The increase was mainly due to a 37.3% increase in service revenues, partially offset by a higher level of operating costs including a 40.0% increase in advertising, a 55.6% increase in maintenance, materials and supplies, a 30.1% increase in salaries and social security costs, a 27.5% increase in taxes, a 28.1% increase in agent’s commissions and commissions for the distribution of prepaid cards and a 30.6% increase in cost of TLRD and roaming.

In year 2006, our operating income from the Wireless reportable segment was P$567 million, representing an increase of 172.6% from P$208 million in year 2005. The increase was mainly attributable to net sales growth and lower SAC and depreciation of fixed assets and amortization of intangible assets as a percentage of net sales, partially offset by increases in the costs of handsets, agent’s commissions and commissions for the distribution of prepaid cards, roaming and TLRD services and tax-related expenses.

The following table shows our operating income from the Wireless reportable segment in years 2006 and 2005, its percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP) (1)	1,959	1,287	52.2	672	588	84
As % of net sales	45.4%	46.0%		(0.6)%
SAC (non-GAAP) (2)	(936)	(666)	40.5	(270)	(245)	(25)
As % of net sales	(21.7)%	(23.8)%		2.1%
Operating income before depreciation of fixed assets and amortization of intangible assets	1,023	621	64.7	402	343	59
As % of net sales	23.7%	22.2%		1.5%
Depreciation of fixed assets and amortization of intangible assets	(456)	(413)	10.4	(43)	(26)	(17)
As % of net sales	(10.6)%	(14.8)%		4.2%
Operating income	567	208	172.6	359	317	42
As % of net sales	13.1%	7.4%		5.7%

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

(2)   The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2006	2005	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	544	332	63.9	212	214	(2)
Cost of handsets	(973)	(613)	58.7	(360)	(361)	1
Gross loss on handset sales	(429)	(281)	52.7	(148)	(147)	(1)
Advertising	(155)	(109)	42.2	(46)	(37)	(9)
Agent’s commissions	(352)	(276)	27.5	(76)	(61)	(15)
Total SAC	(936)	(666)	40.5	(270)	(245)	(25)

In year 2006, our operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$1,959 million representing an increase of 52.2% from P$1,287 million in year 2005. It represents 45.4% and 46.0% of total segment net sales in year 2006 and 2005, respectively. The increase was mainly due to a 53.1% increase in service revenues, partially offset by a higher level of operating costs including a 59.0% increase in tax-related expense, a 76.7% increase in fees for services, a 42.8% increase in agent’s commissions and commissions for the distribution of prepaid cards, a 58.7% increase in cost of handset sales and a 50.8% increase in cost of roaming and TLRD.

Financial Results, Net

During year 2007, the Wireless reportable segment recorded a net financial loss of P$179 million compared to a net financial loss of P$109 million in year 2006. The increase in net financial loss can be mainly attributed to P$54 million in higher holding losses on inventories and a P$39 million loss in net currency exchange differences, partially offset by a P$16 million reduction in interest expense.

During year 2006, the Wireless reportable segment recorded a net financial loss of P$109 million compared to a net financial loss of P$191 million in year 2005. This decrease in net financial loss is mainly attributable to P$9 million in lower holding losses on inventories, a P$10 million saving due to lower interest related to the reimbursement to customers for the Universal Service, a P$20 million gain due to net foreign currency exchange gain in 2006 compared to net foreign currency exchange loss in 2005 and a P$30 million saving due to lower loss on discounting of debt, net of higher interest expense.

Other, Net

Other, net includes gain on equity investees, minority interest and other expenses, net.

Gain on Equity Investees

No gain or loss was reported during 2007. In 2006, a P$6 million gain was reported due to the realization of exchange differences generated by the P$10 million capital reimbursement made by Núcleo to its shareholders.

Other Expenses, Net

Other expenses, net include severance payments for termination benefits, provisions for lawsuits and other contingencies and income from sales of fixed assets. During year 2007, other expenses, net decreased by 21.3% to P$37 million from P$47 million in year 2006. The decrease was mainly due to lower provisions for lawsuits and other contingencies in the amount of P$6 million and decreases in year 2007 in the allowance for obsolescence of materials, doubtful accounts, and other assets totaling P$18 million, partially offset by a P$12 million higher allowance for severance payments and termination benefits.

During year 2006, other expenses, net decreased by 7.8% to P$47 million from P$51 million in year 2005. The decrease was mainly due to lower provisions for lawsuits and other contingencies in the amount of P$11 million, the lack of negative results in year 2006 corresponding to the reimbursement of Universal Service charges to customers totaling P$11 million, partially offset by higher allowance for obsolescence of materials, doubtful accounts, inventories and other assets by P$16 million.

Income Tax (Expense) Benefit, Net

Income tax (expense) benefit, net includes three elements: (i) the current tax for the year payable according to fiscal legislation applicable to Telecom Personal and Núcleo; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; (iii) the analysis of recoverability of deferred tax assets.

In 2007, Telecom Personal generated enough profit in 2007 to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which will be offset against a tax credit for minimum presumed income and other withholdings. Núcleo reported, in the years under review, a taxable profit. The tax expense of Núcleo in 2007 increased due to the overcharge resulting from the payment of dividends to shareholders. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid.

The total current tax expense in the Wireless reportable segment amounted to P$133 million in 2007 compared to P$8 million in 2006.

As regards the deferred tax, expenses generally arose from the reduction of the tax loss carryforwards of Telecom Personal (P$163 million), partially offset by income generated by the other temporary differences (P$76 million in Telecom Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation and the higher allowance for doubtful accounts. The total deferred tax expense in the Wireless reportable segment was P$88 million in 2007, including a P$1 million expense corresponding to Núcleo, compared to P$3 million in 2006.

Additionally, Telecom Personal established a P$11 million valuation allowance during 2007 for certain deferred tax assets.

During year 2006, the Wireless reportable segment recorded income tax expense of P$8 million due to the taxable net income in 2006 and a deferred income tax expense of P$3 million. During year 2005, the Wireless reportable segment recorded income tax expense of P$8 million due to the taxable net income in 2005 and a deferred income tax gain of P$108 million.

Net Income

During year 2007, our Wireless reportable segment reported net income of P$807 million as compared to P$384 million during year 2006. The increase in net income was mainly due to higher operating income in year 2007 offset by higher financial loss and income tax expense, as explained above.

During year 2006, our Wireless reportable segment reported net income of P$384 million as compared to P$58 million during year 2005. The increase in net income was mainly due to higher operating income in year 2006 as explained above and lower net financial loss.

Foreign Currency Fluctuations

Exchange Rate Exposure

We estimate, based on the composition of our balance sheet as of December 31, 2007, that each P$0.10 variation in the exchange rate against the U.S. dollar and proportional variations for the euro, yen and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately P$100 million of our consolidated financial indebtedness and approximately P$26 million of our consolidated financial investment. These analyses are based on the assumption that this fluctuation of the Argentine peso occurred at the same time against all other currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant aspects from accounting principles applied in the United States. Application of US GAAP would have affected the determination of amounts shown as net income for the years ended December 31, 2007, 2006 and 2005 and the amount of total shareholders’ equity as of December 31, 2007, 2006 and 2005. For more details see Note 16 to the Consolidated Financial Statements.

As of and for the year ended December 31, 2007, the principal differences between Argentine GAAP and US GAAP are the following:

•      the impact of foreign currency translation;

•      the accounting for capitalization of foreign currency exchange differences;

•      the accounting for debt restructurings and extinguishment of certain restructured debts;

•      other adjustments such as inventories, present-value accounting, cost related to certain amendments of restructured debt terms, accounting for investments in debt securities and fixed assets held for sale; and

•      the tax effects and minority interest on US GAAP adjustments described above.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 16 to our Consolidated Financial Statements.

Net income under Argentine GAAP for the years ended December 31, 2007 and 2006 was P$884 million and P$244 million, respectively, as compared to a net income of P$1,148 million and P$572 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2007 was P$3,030 million, as compared to a shareholders’ equity of P$2,538 million under US GAAP.

Additionally, net income under Argentine GAAP for the years ended December 31, 2006 and 2005 was P$244 million and P$1,334 million, respectively, as compared to a net income of P$572 million and P$1,138 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2006 and 2005 was P$2,129 million and P$1,867 million, respectively, as compared to a shareholder’s equity of P$1,387 million and P$819 million as of December 31, 2006 and 2005, respectively, under US GAAP.

Recently Issued US GAAP Accounting Pronouncements

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS No.157”). The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 was effective for the Company on January 1, 2008, except for one-year delay of effective date for certain nonfinancial assets and nonfinancial liabilities. The partial adoption of SFAS No.157 did not have any impact on the Company’s current financial position or results of operations.

In September 2006, the Emerging Issues Task Force issued the EITF No.06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No.01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-1 was effective for the Company on January 1, 2008. The adoption of EITF No.06-1 did not have any impact on the Company’s current financial position or results of operations.

In February 2007, the FASB issued SFAS No.159, “The fair value option for financial assets and financial liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No.159”). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value, at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) is applied instrument by instrument, with a few exceptions; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. The Company adopted the provisions of SFAS No.159 on January 1, 2008. Pursuant to this pronouncement, the fair value option was elected under US GAAP for the restructured debt of Telecom Argentina at the adoption date. The initial adjustment under US GAAP, net of tax effect, at the adoption date amounted to P$408 million and was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008 in Shareholders’ equity.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” (“SFAS No.160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No.160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently analyzing the impact that the adoption of SFAS No.160 will have on the Company’s financial position and results of operations.

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

As discussed below under “—Debt Obligations and Debt Service Requirements,” Telecom Argentina completed its debt restructuring on August 31, 2005, and its subsidiaries, Telecom Personal and Núcleo completed debt restructurings in November 2004. Subsequently, Telecom Personal and Núcleo refinanced their financial indebtedness in December 2005 and March 2006, respectively, in order to secure more favorable terms.

The terms of the notes issued by Telecom Argentina pursuant to its APE and the terms of Telecom Personal’s outstanding indebtedness contained significant debt service obligations and also continues to have certain restrictive covenants that, among other things, limit the ability of Telecom Argentina and its subsidiaries to incur additional indebtedness.  Additionally, the terms of the notes issued by Telecom Argentina pursuant to the APE include restrictions on Telecom Argentina’s ability to make loans to or investments in Telecom Personal. Each of Telecom Argentina, Telecom Personal and Núcleo expects to satisfy its debt service commitments and other liquidity needs using cash flow from its stand-alone operations. As described below under “—Debt Obligations and Debt Service Requirements,” a substantial portion of Telecom Argentina’s obligations has been prepaid.

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations (excluding the operations of Telecom Personal and its subsidiaries) and the dividends that Telecom Personal could pay in such term. For information on the dividend paid by Telecom Personal on March 31, 2008, see “Management Overview—Telecom Personal Dividend Payment.” Telecom Argentina’s principal uses of operating cash flows are expected to be debt service requirements on the notes, including scheduled debt service and prepayments, capital expenditures and investment in other companies, to the extent permitted by the terms of the notes. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk” for more detailed information on expected prepayments.

We expect that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations and the dividends that Núcleo could pay in such term. For information on the dividend paid by Núcleo on April 15, 2008, see “Management Overview—Núcleo Dividend Payment.” Telecom Personal’s principal uses of operating cash flows are expected to be debt service requirements, capital expenditures and dividend payments to Telecom Argentina.

As of December 31, 2007, we had approximately P$458 million in cash and cash equivalents. As of December 31, 2006 and 2005, cash and cash equivalents amounted to P$661 million and P$600 million, respectively.

During year 2007, our consolidated net cash flow from operating activities was approximately P$2,946 million, our consolidated net cash flow used in investing activities was approximately P$1,573 million and our consolidated cash flow used in financial activities was approximately P$1,576 million. During year 2006, our consolidated net cash flow from operating activities was approximately P$2,360 million, our consolidated net cash flow used in investing activities was approximately P$804 million and our consolidated cash flow used in financial activities was approximately P$1,495 million. During year 2005, our consolidated net cash flow from operating activities was approximately P$1,965 million, our consolidated net cash flow provided by investing activities was approximately P$88 million and our consolidated net cash flow used in financial activities was approximately P$4,392 million.

Voice, Data and Internet reportable segment. As of December 31, 2007, the Voice, Data and Internet reportable segment had approximately P$147 million in cash and cash equivalents.

During year 2007, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,738 million, its net cash flow used in investing activities was approximately P$929 million and P$1,071 million of net cash flow was used in financial activities. During year 2006, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,606 million, its net cash flow used in investing activities was approximately P$373 million and P$1,267 million of net cash flow was used in financial activities.

During year 2005, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,458 million, its net cash flow provided by investing activities was approximately P$372 million and P$4,237 million net cash flow was used in financial activities.

The operating activities of the Voice, Data and Internet reportable segment generated approximately P$132 million more in net cash flow for 2007 compared to 2006 mainly due to higher collection of receivables resulting from increased net sales. Net cash flow used in investing activities increased from P$373 million in 2006 to P$929 million in 2007 primarily due to increased acquisitions of fixed assets and intangible assets and a significant increase in investments not considered as cash and cash equivalents. During 2007, net cash flow used in financing activities decreased by P$196 million as compared to 2006 due to the lower payment of debt and interest expenses.

Wireless reportable segment. As of December 31, 2007, the Wireless reportable segment had approximately P$311 million in cash and cash equivalents.

During year 2007, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,208 million, net cash flow used in investing activities was approximately P$644 million and net cash flow used in financing was P$505 million. During year 2006, the Wireless reportable segment’s net cash flow from operating activities was approximately P$754 million, its net cash flow used in investing activities was approximately P$431 million and its net cash flow used in financing activities was approximately P$228 million.

During year 2005, the Wireless reportable segment’s net cash flow from operating activities was approximately P$507 million, its net cash flow used in investing activities was approximately P$284 million and its net cash flow used in financing activities was approximately P$155 million.

During year 2007, net cash inflow from operating activities increased by P$454 million from year 2006. The increase was mainly due to the higher cash collections which paralleled the growth in net sales, partially offset by a higher cash outflow due to agent’s commissions, advertising, fees for services and taxes related to net sales. Net cash outflow from investing activities increased by P$213 million from year 2006. The increase was mainly due to higher payments for the acquisition of fixed assets and intangible assets in 2007 compared to 2006. During 2007, net cash outflow used in financing activities increased by P$277 million as compared to 2006 due to Personal’s higher debt payment.

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

As of December 31, 2007, Telecom Argentina had approximately P$2,389 million (equivalent to US$759 million) of indebtedness on a stand-alone basis (excluding effect on discounting of debt)). 77% of this aggregate amount was in the form of Series A notes and 23% is in the form of Series B notes.

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

In October 2005 Telecom Argentina made a Note Payment in an aggregate amount equal to US$78 million which was applied to pay the full amount of the scheduled principal amortization payments on the new notes payable in April 2008. In 2006 Telecom Argentina made a cash payment of P$982 million, corresponding to excess cash determined for the period ended as of December 31, 2005 and June 30, 2006, and an additional optional prepayment on the notes. Such payments were applied as Note Payments which prepaid the scheduled principal amortization payments on the notes through April 2009 and 75% of the scheduled principal amortization payable in October 2009. In 2007 Telecom Argentina made a cash payment of P$889 million, corresponding to excess cash determined for the period ended as of December 31, 2006 and June 30, 3007 and to the net cash proceeds (as defined in the notes) from the sale of equity interest in Publicom. Such payments were applied as Note Payments which prepaid the scheduled principal amortization payments on the notes through April 2010 and the 73.6% of the scheduled principal amortization payable in October 2010. The excess cash determined for the period ended as of December 31, 2007 was equal to P$427 million, which was paid on April 15, 2008 together with an additional optional prepayment. Such payments were applied as Note Payments which prepaid the scheduled principal amortization payments on the notes through April 2011 and 45.0% of the scheduled principal amortization payable in October 2011. Consequently, the percentages of the original principal amount of the notes remaining outstanding as of the date of this Annual Report are 45.087% for the Series A notes and 4.125% for the Series B notes.

Certain Covenants under the Notes. The Indenture governing the notes contains certain covenants relating to, among other things, limitations on the ability of Telecom Argentina and, in certain cases, its restricted subsidiaries (including Telecom Personal), to:

•      create or permit liens on property or assets unless the notes are equally and ratably secured;

•      incur indebtedness, except for certain permitted indebtedness (see “—Liquidity” below for more detail);

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

Swaps

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuating with respect to the U.S. dollar. The hedge contracts do not include any requirement to post collateral. As of December 31, 2007 the estimated market value of the U.S. dollar/euro swap contract was positive US$66.9 million and of the U.S. dollar/yen contract was negative US$0.5 million. See Note 8.2 to our Consolidated Financial Statements for a more detailed discussion of our swap agreements. Because the Company primarily generates cash flows in Argentine pesos and the terms of the swap do not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (Loss) on derivatives.”

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

As of December 31, 2007, Telecom Personal’s stand-alone financial indebtedness comprised P$43.5 million aggregate principal amount of Series 2 notes and US$240 million aggregate principal amount of Series 3 notes. The Series 1 notes in the amount of P$43 million matured in 2006 and were fully paid, together with accrued interest, on December 22, 2006 as scheduled. The Series 2 notes mature in 2008, are issued in pesos and bear interest at the floating Badlar private rate (average interest rate paid by banks in public and private sectors on deposits in excess of P$1 million for a term of 30 to 35 days) plus 6.5% (provided that the total interest rate cannot be lower than 10% or higher than 20%). The Series 2 notes pay interest quarterly. The Series 3 notes mature in 2010, are issued in dollars and bear interest at 9.25%. The Series 3 notes pay interest semi-annually. In 2007 Telecom Personal paid P$43.5 million of principal amortization of the Series 2 notes as scheduled; in addition, Telecom Personal also paid in full the two syndicated loans of P$87 million and US$69 million, each one in two tranches, on their respective maturity dates. Tranche A matured in June 2007 and Tranche B matured in December 2007. Telecom Personal’s notes contain certain covenants that, among other things, limit Telecom Personal’s ability and the ability of its restricted subsidiaries (including Núcleo) to incur indebtedness (except for certain permitted indebtedness), to dispose of assets, to create or permit liens on property or assets unless the notes are equally and ratably secured, to enter into sale and leaseback transactions, to engage in transactions with shareholders and affiliates and to engage in other lines of business. See “—Liquidity” below for a discussion of Telecom Personal’s limitations on incurrence of indebtedness.

Núcleo. On November 22, 2004, Núcleo, Telecom Personal’s Paraguayan wireless telephony subsidiary, completed a restructuring of its syndicated loan facility and other financial indebtedness. In connection with this restructuring, Telecom Personal made a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million to secure the full and unconditional release of Telecom Personal’s guarantee of such loan, and received a promissory note in the amount of approximately US$4.3 million. The promissory note was subordinate in right of payment to all the financial debt of Núcleo. During fiscal year 2005, Núcleo made optional prepayments to holders of the new loans in an aggregate amount of US$28 million. On January 27, 2006, Núcleo made additional optional prepayments to holders of the new loans for an aggregate amount of US$8 million, which payments were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2008 and a portion of the scheduled amortization payments on the new loans payable up to

December 27, 2008. The funds used for this payment derived from a loan from a Paraguayan branch of a bank for an amount of US$3.6 million and from Núcleo´s own funds (US$4.4 million). Through further optional prepayments on February 27, 2006 and March 29, 2006, Núcleo cancelled its remaining financial debt with banks (equivalent to US$4.4. million), together with all of Personal’s Promissory Note (equivalent to US$4.7 million). The funds used for said cancellations derived from two loans from Paraguayan branches of two banks for a total amount of US$5.9 million, and from Núcleo’s own funds (US$3.2 million). The new bank loans shall be repaid in semiannual installments ending on February 27, 2009. The loans accrue interest at an annual LIBOR-based variable rate, fixed for the first year at 5.9%. In the second quarter of 2007, Núcleo borrowed short-term loans for an amount of guaraníes 62,156 million (equivalent to US$12.1 million). Such loans mature at 6 and 9 months from their issuance date. Additional information is given in Note 8.3.b to our Consolidated Financial Statements. As of December 31, 2007, Núcleo’s outstanding debt amounted to US$11.8 million.

Liquidity

As discussed above, the terms of the debt instruments that Telecom Personal, Núcleo and Telecom Argentina have entered into will restrict each company’s ability to transmit funds to other companies in the Telecom Group, including inter-company loans. Accordingly, the liquidity position for each of Telecom Argentina, Telecom Personal and Núcleo will be significantly dependent on each individual company’s operating performance and debt service commitments.

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

Telecom Personal’s notes limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of net indebtedness to consolidated EBITDA (as defined in the notes and loans), or “indebtedness ratio” of 3.25 to 1 or less, if such indebtedness is incurred prior to December 31, 2006 or 3.00 to 1 or less, if such indebtedness is incurred thereafter. As of December 31, 2007, Telecom Personal was qualified to incur additional indebtedness under these ratios.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s Series A and Series B Preferred Shares) to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. Telecom Argentina’s ratio of total liabilities to shareholder’s equity had exceeded this amount since March 2002, giving Nortel preferred shareholders such voting rights in fiscal year 2006. As of December 31, 2007, such ratio no longer exceeded 1.75 to 1 and as a result, Nortel’s Series B preferred shareholders will have no director voting rights in fiscal year 2008.

We expect that our cash flow from operations will be sufficient to enable Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. As of the date of this Annual Report, Telecom Argentina has prepaid all scheduled amortizations of the Series A notes and Series B notes payable through April 2011 and 45.0% of the scheduled principal amortization payments due October 2011. Accordingly, its debt service obligations in the near to medium term relate principally to interest payment obligations.

We also expect that Telecom Personal’s cash flow from operations will be sufficient to enable Telecom Personal to satisfy its ongoing debt service commitments and other cash requirements in the near to medium term.

Our ability to generate sufficient cash from our operations to satisfy our debt service obligations and capital expenditure needs will be affected by macroeconomic factors affecting our business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars; rates of inflation; the achievement of ultimate tariff adjustments for basic charges, measured service charges and other rates for our services relative to inflation and growth in Argentine real gross domestic product. These factors are not within our control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those describe in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

Due to its accumulated deficit, Telecom Argentina does not expect to pay dividends in 2008.

As of December 31, 2007, Telecom Argentina and its consolidated subsidiaries had approximately P$458 million in cash and cash equivalents. Of this amount, approximately P$221 million of cash and cash equivalents are held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$23 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified in “Other Receivables” on our balance sheet.

Capital Expenditures

We estimate that our capital expenditures for the 2008 fiscal year will be approximately P$1.6 - P$1.7 billion. Of this amount, we expect that Telecom Argentina will invest primarily to expand basic lines and ADSL high speed network (access, equipment and transmission infrastructure), improve transmission capacity, upgrade and enhance information technology systems, develop NGN technology in certain areas, comply with regulatory infrastructure requirements and upgrade obsolete technologies such as transmission equipment, deploy the Fiber Optic network, replace certain external plant and power sources and upgrade existing hardware. In addition, we expect that Telecom Personal will invest primarily to expand the GSM network in the Southern Region, improve its network, expand network capacity to support customers’ future traffic demand and reduce congestion in the network, increase the number of switches in the network to reduce operating costs, improve coverage and connections, expand the range of Value Added Services and improve its information systems, utilities and infrastructure. See “Item 3—Key Information—Risk Factors—We operate in a competitive environment which may result in a reduction in our market share in the future.” We expect that for so long as the notes restrict the amount of Telecom Argentina’s capital expenditures Telecom Argentina will invest close to the maximum amount permitted under the terms of the notes. We expect to finance our capital expenditures through cash generated through operations and therefore our ability to fund these expenditures is dependent on, among other things, our ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials has increased in peso terms (as a result of the decline in the peso exchange rate).

Related Party Transactions

During year 2007, we have entered into certain transactions with our indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates ranged from 2% to 6% for the years ended December 31, 2007, 2006 and 2005.

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

Any dividends paid which exceed the difference between Argentine GAAP net income and taxable net income (computed as provided in the tax regulations) are subject to income tax at a rate of 35%. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid. Additionally, when dividends are being paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts which are paid to such shareholders. As per Argentine tax law, income tax paid abroad is recognized as tax credits.

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso in early 2002 (P$1.4 = US$1) could only be deducted at a rate of 20% per fiscal year commencing in 2002 through 2006.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of our outstanding loans, we are required to reimburse our foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. Previously, the withholding rate was 35% (53.8462% with gross up) if the lender did not meet the aforementioned requirements. However, Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, amended the requirement that a lender must be located in a jurisdiction that has adopted the Banking Supervision Standards of the Basle Committee. Under Law No. 25,784, the 15.05% withholding rate currently also applies to lenders who are banks or financial entities located in jurisdictions that are neither tax-free nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Further, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. Interest payments on notes (obligaciones negociables) that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments (the “residual category”). The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in the residual category is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to interest in the residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, Telecom’s deduction of interest expenses was limited because it was not able to satisfy the conditions required in order to deduct the remaining 60% of the interest expense in the residual category. This interest deduction was taken in fiscal year 2005. Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds 2 times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2005, 2006 and 2007, Telecom’s deduction of interest expenses was not limited because Telecom was able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for years 2005, 2006 and 2007 for Telecom Argentina and for years 2005 and 2006 for Telecom Personal.

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

During years 2007, 2006 and 2005, we charged to our income statement P$73 million, P$58 million and P$34 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized us to increase the Basic telephone services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million and will be included in the tariff renegotiation process. In April 2007, Telecom Argentina provided the CNC with accounting information regarding those amounts and in May 2007 it submitted its preliminary economic evaluation to the regulatory authority. Telecom Argentina has been notified of the proceedings of the regulatory authority that confirm the abovementioned reported amounts and establish an offsetting mechanism as determined by Resolution N° 41/07. See “Item 4—Information on the Company—Regulatory Framework—Tax Stability: Social Security Contribution Variations.”

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law No. 25,585, which was passed by the Argentine Congress and published in the Official Bulletin on May 15, 2002, and applies as of December 31, 2002, imposes a tax on shares of stock corporations, such as the ADSs and the Class A, B and C Shares, or other equity interests in companies regulated by the Argentine Companies Law, as amended if such equity interests are owned by holders that are individuals and/or undivided estates (regardless of whether such holders are domiciled in Argentina or in a foreign country). This tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock corporations, such as our ADSs and the Class A, B and C Shares, and other equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and exploitations, and are domiciled, settled or located in a foreign country, are owned indirectly by individuals or individual estates domiciled in a foreign country.

The tax rate applied is 0.50%. This tax is computed based on the value of the shareholders’ equity as stated on the most recent annual balance sheet of Telecom Argentina. Telecom Argentina is required to pay this tax on behalf of the holders of its ADSs, Class A, B and C Shares. We have the right to obtain reimbursement of the amounts paid from our shareholders, even if this requires holding and/or foreclosing the property on which the tax is due. As a result, until shareholders reimburse Telecom Argentina for the amounts paid on their behalf, the payment of this tax will constitute an additional expense for Telecom Argentina.

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2007, was approximately P$13 million and an allowance was recorded for such amount.

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

Although the SC resolutions were appealed, management decided to reimburse the Universal Service amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Telecom Personal ceased billing Universal Service amounts. Although Telecom Personal reimbursed the Universal Service amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit. During the first quarter of 2006, Telecom Personal fully reimbursed its active post-paid customers all previously billed Universal Service amounts plus interest (amounting to P$15 million). In addition, since May 2006, Personal has reimbursed the Universal Service amounts billed to its former customers and former post-paid customers that have changed into prepaid customers and as of the date of this Annual Report, an amount of P$6 million still remains pending that is available for collection.

In December 2006, the CNC issued a preliminary report on the verification and control of the Universal Service reimbursement, which stated that Telecom Personal fulfilled its obligations for the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied was that required by the CNC. As of the date of this Annual Report, Telecom Personal has not received any claim on this matter. If any such claim is subsequently filed, Telecom Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 — December 2007 Telecom Argentina has estimated receivables and filed the calculations for review by the regulatory authority, while Telecom Personal has determined account payables for the same period. For more information on this regulation and related proceedings, see “Item 4—Information on the Company—Regulatory Framework—Decree No. 764/00.”

Research and Development, Patents and Licenses, etc.

None.

Trend Information

As a result of the political and economic uncertainty in Argentina in the past several years, our results of operations presented above for the years ended December 31, 2007, 2006 and 2005 may not be indicative of our current financial position or future results of operations and may not contain all of the information necessary to compare our financial position and operating results for the periods presented to previous or future periods. The information set forth below includes statements that are “forward-looking statements” subject to risks and uncertainties. See “Forward-Looking Statements.” Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Item 3—Key Information—Risk Factors.”

Net Sales

Net sales are expected to continue to increase in 2008, primarily driven by growth in the Argentine wireless market and broadband development, although the rate of growth is expected to slow in future periods due to the high penetration already achieved in the Wireless reportable segment and strong competitive conditions existing in both reportable segments.

In our Voice, Data and Internet reportable segment, the Company expects to experience slight increases in the lines in service, confirming the trends of the last two fiscal years. Management believes that additional opportunities exist for growth in the Company’s broadband products and offerings, and expects the customer base to surpass one million users during 2008. Telecom Argentina expects to be able to carry out during 2008 the obligations stipulated in the Letter of Understanding entered with the Argentine Government on March 6, 2006, and that the ongoing negotiations with the Government result in the modification of the tariffs on regulated services to the effect of realigning the economic and financial position of Telecom Argentina in order to, among other things, allow it to keep pace with the technological innovation that a growing economy demands.

The Company expects that its Wireless reportable segment will continue to experience growth in the number of customers in Argentina, although at more moderate rates than in 2007. With more than 90% market penetration in Argentina by the end of 2007, the challenge for cellular operators during year 2008 will be to achieve greater levels of consumption among their customer base, through the implementation of trademark differentiation strategies, technological and product innovation, and service quality. One of the sources of income growth will continue to be the increasing demand for Value Added Services (which in 2007 represented approximately 26% of Telecom Personal’s services sales).

Costs of Services, General and Administrative and Selling Expenses

In fiscal year 2007, operating costs before amortization and depreciation increased 18.4%, primarily due to higher costs directly associated with increasing sales, the effect of inflation on the cost structure, and particularly, greater competition in the wireless and broadband markets. We believe that the trend for these costs will continue in 2008, as the Company’s consolidated net sales increase. Accordingly, we expect that operating income before amortization and depreciation will increase in absolute terms in 2008, while we expect that it will slightly decrease as a percentage of consolidated net sales.

While the outcome of the renegotiation of tariffs of the regulated services is still unknown, in our Voice, Data and Internet reportable segment, the Company plans to continue to pay close attention to its operating cost structure in 2008, as increases in the cost structure in fiscal year 2007 as a result of the inflationary conditions have caused deterioration in our operating income before amortization and depreciation as a percentage of segment net sales.

Furthermore, we expect consolidated fixed asset depreciation and intangible asset amortization to remain similar to those of year 2007 in absolute terms, but at a lower level as a percentage of consolidated net sales when compared to those of year 2007.

Operating Income

Our operating income in 2008 is expected to increase, both in absolute terms and as a percentage of consolidated net sales. We forecast that our consolidated operating income margin will be higher than the 18% recorded in fiscal year 2007.

Financial Result, Net

We expect interest expense on our financial debt to continue to decrease as a result of reduction in Telecom Argentina’s financial indebtedness, in particular due to the mandatory prepayment provisions requiring the application of any “excess cash” to debt reduction. It is expected that, in addition to the prepayments made in April, 2008, Telecom Argentina will continue making prepayments of principal during the year 2008 pursuant to the terms of its Series A and Series B notes.

The other significant component of financial results is the exchange differences arising from foreign currency assets and liabilities, especially for the exposure of our financial investments and debt to U.S. dollar fluctuation. It should be noted that, in year 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to U.S. dollar fluctuations related to the euro and Japanese yen-denominated Series A Notes. Therefore, the impact on our financial results will continue to mainly depend on the variation of the Argentine peso value in respect of the U.S. dollar. If the exchange rate at the end of 2008 is higher than the rate of P$3.149 for one dollar in effect as of December 31, 2007, the exchange differences will increase interest loss on our financial debt. Conversely, if the Argentine peso improves against the U.S. dollar, our exchange differences are likely to be positive and compensate for interest expenses.

Given that foreign currency exchange rate fluctuations may have a significant impact on our financial debt and on our results of operations we cannot estimate the impact of the foreign currency exchange differences for 2008. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk—(a) Foreign Exchange Rate Risk.”

Other Expenses, Net

We estimate that expenses for severance costs, legal disputes and other contingencies and other minor non-operating results will be similar to levels seen in 2007.

Unusual and Extraordinary Results

No unusual and extraordinary results are expected for 2008.

Income Tax

The Company’s business is subject to income tax on the basis of the taxable results determined pursuant to the tax laws of every country where the company operates and according to the following rates on taxable income: (i) companies located in Argentina pay 35%; (ii) Núcleo (located in Paraguay) pays 10% and (iii) Telecom USA pays between a range of 15% - 39% base on the level of taxable results for year 2008. It should be mentioned that Paraguayan law increases by 5% the tax rate applicable to dividend distributions.

As detailed in the notes to the Consolidated Financial Statements, the Income tax (expense) benefit, net is calculated by applying the deferred income tax method and, therefore, it includes the effect of the tax payable in the current year and the effect of the tax rate on temporary differences arising from the different accounting and fiscal valuation of assets and liabilities. In this regard, we do not expect significant permanent differences for fiscal year 2008.

As of the date of issuance of this Annual Report, it is not possible to obtain an accurate assessment of 2008 income tax amount, mainly due to fluctuations in foreign currency exchange results and their impact on taxable results of fiscal year 2008. However, it is expected that Telecom Argentina (after its tax loss carryforwards expiration in 2007) and Telecom Personal will generate current income tax expense in 2008 based on their taxable income estimates.

Net Income/Loss

As of the date of issuance of this Annual Report, we are not in a position to give an accurate estimate of the net result for fiscal year 2008 given the uncertainties mentioned above and those explained in the section entitled
“—Critical Accounting Policies—Use of Estimates.”

Capital Expenditures

The Company’s capital expenditures are expected to continue to increase in 2008 as compared to fiscal year 2007. Total consolidated capital expenditures, detailed under “—Capital Expenditures,” are expected to reach approximately P$1.6 —P$1.7 billion in 2008.

The Telecom Group will continue investing to deliver new and better services to its customers. The Company’s current investment plans require an investment equivalent to approximately 15% of the estimated consolidated net sales during year 2008. Telecom Argentina will focus its investments on enhancing its broadband infrastructure, the development of a new generation net (NGN), an infrastructure for cellular operators, and on the modernization of its commercial and support systems. Telecom Personal will continue to develop its net infrastructure, and will continue extending 3G technology coverage in order to broaden its Value Added Services offerings, including cellular broadband, which is expected to constitute its main offering for both existing and new customers.

Cash Flows and Consolidated Net Financial Indebtedness

The Company expects that operating cash flows in 2008 will remain at a similar level to those in year 2007 and will be sufficient to satisfy the Company’s planned investments in fixed and intangible assets and debt service. In the absence of a foreign currency exchange crisis, we expect that cash generated by the different Group companies will be used to meet debt service requirements and in the case of Telecom Argentina, any excess cash will be allocated to the partial or total prepayment of principal.

The Company expects to continue to use its operating cash flows as in the last years, and expects to continue applying cash flow generated from operations to reduce net financial indebtedness, without incurring additional indebtedness to finance investments. Although it is not possible to estimate the future foreign currency exchange rate level, we are optimistic that the Group net financial indebtedness will continue its downward trend as a result of the cash generation expected in fiscal year 2008.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2007 were as follows:

	2008	2009	2010	2011	2012	After 2012	Total
	(in millions of Argentine pesos)
Debt obligations (1)(2)	1,413	1,138	826	—	—	—	3,377
Operating lease obligations	71	32	22	5	2	2	134
Purchase obligations	712	33	20	18	6	57	846
Other long-term liabilities (3)	23	18	15	13	13	68	150
Total	2,219	1,221	883	36	21	127	4,507

(1)   The schedule of debt obligations (including P$379 million of future interest) set forth above is based on the expected amortization schedule of the relevant debt instruments and takes into account the mandatory and optional prepayment provisions. In April 2008, Telecom Argentina made principal prepayment on the Notes corresponding to the “excess cash” determined for the period ended December 31, 2007 and an optional prepayment. After giving effect to these prepayments, the Company has cancelled all scheduled amortizations of the Series A notes and Series B notes payable through April 2011 and 45.0% of scheduled principal amortization payments due October 2011. Our estimates on future interest after such prepayments have decreased by P$0.5 million. For debt bearing variable interest, the obligation is calculated using the variable interest rate in effect as of December 31, 2007.

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

The directors and alternate directors of Telecom Argentina as of December 31, 2007 were as follows:

Name	Position	Date Director became a Member of the Board*
Carlos Alberto Felices	Chairman of the Board of Directors	April 27, 2007
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Oscar Carlos Cristianci	Director	December 19, 2003
Julio Pedro Naveyra	Director	April 29, 2004
Enrique Garrido	Director	April 27, 2007
Esteban Gabriel Macek	Director	April 27, 2007**
Jorge Alberto Firpo	Alternate Director	August 10, 2005
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Adrián Werthein	Alternate Director	December 19, 2003
Gustavo Enrique Garrido	Alternate Director	April 27, 2007
Marco Emilio Patuano	Alternate Director	April 27, 2007
Pablo Alberto Gutiérrez	Alternate Director	July 11, 2007

*      Term of position expired or was extended at the annual shareholders’ meeting held April 29, 2008.

**   Appointed as an alternate director at the annual shareholders’ meeting held April 27, 2007. He became a director on July 11, 2007 replacing Mr. Raul Antonio Miranda who resigned on that date.

Carlos Alberto Felices is a business administrator. He began working for Telecom as CEO in 2002 and on April 27, 2007 was appointed as Chairman of the Board of Directors. As a result of the new organizational model of the Telecom Group, he was also designated as General Director of Corporate Matters (Interim) through July 2007. He was previously Manager of Finance and Treasurer of YPF S.A., Executive Director of Financial Operations for Latin America in the United States at Pfizer International Inc. and Executive Director of Finance at PfizerBrazil/Argentina. He was a Director of Micro Sistemas S.A. and Telecom Argentina USA Inc. He was born on April 18, 1945.

Gerardo Werthein is a veterinarian. He is also a director of Sofora and Telecom Personal. He is Chairman of Holding W-S de Inversiones S.A., Caja de Seguros S.A., La Caja de Seguros de Retiro S.A., Instituto del Seguro de Misiones S.A., Le Mer S.A., Tradición Seguros S.A. and Haras El Capricho S.A. He is Vice Chairman of La Caja Aseguradora de Riesgos de Trabajo ART S.A., W de Inversiones S.A and La Estrella S.A. Compañia de Seguros de Retiro. He is a director of Gregorio, Numo y Noel Werthein S.A., Los W S.A. and Caja de Ahorro y Seguro S.A. He is a distant cousin of Adrián Werthein. He was born on December 3, 1955.

Oscar Carlos Cristianci is a public accountant. He served as Chairman of Sofora, Nortel and Telecom Personal during fiscal year 2007. He was born on September 27, 1942.

Julio Pedro Naveyra is a public accountant. He is an independent director. He is a director and member of the Audit Committee of Gas Natural Ban S.A. and Grupo Concesionario del Oeste S.A., and an alternate director of Banco Galicia. He is a member of the supervisory committee of La Nación S.A., Supermercados Makro S.A., Ford Credit S.A., Ford Motor Argentina S.R.L., Mobil Argentina S.A., Novartis S.A. and Sandoz Argentina S.A. (of the Novartis group). In 2008, he left his position as a member of the supervisory committee of Novartis S.A on becoming trustee of a trust of Novartis (Santo Domingo). He was born on March 24, 1942.

Enrique Garrido is a lawyer. He served as a director of Telecom Argentina during fiscal year 2007 and was elected Chairman of the Board of Directors of Telecom Argentina on April 29, 2008.  He is a member of the Supervisory Committee of Aeropuertos Argentina 2000 S.A. and La Estrella S.A. Compañía de Seguros de Retiro and an alternate director of Huishang S.A. and Kubic S.A. He is the father of Gustavo Enrique Garrido. He was born on June 7, 1937.

Esteban Gabriel Macek is a public accountant. He is Chairman of Fiduciaria Internacional Argentina. He is director of Inmobiliaria Madero S.A. He is also an alternate member of the Supervisory Committees of Visa Argentina S.A. and Prisma S.A. He was born on November 8, 1960.

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. He is Chairman of Núcleo, Telecom Argentina USA Inc. and Micro Sistemas S.A. and a director of Sofora and Telecom

Personal. He is also an alternate director of Nortel. Previously, he was head of purchases and logistics at Telecom Italia America Latina, S.A. He was born on April 17, 1954.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of Micro Sistemas S.A. He is a director of Sofora and Nortel and an alternate director of Telecom Personal and Núcleo. He is also an alternate director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., Instituto del Seguro de Misiones S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía de Seguros de Retiro, Tradición Seguros S.A. and Ritenere S.A. He was born on January 14, 1950.

Adrian Werthein is a public accountant. He is Vice Chairman of Sofora and Telecom Personal. He is Chairman of Caja de Ahorro y Seguro S.A., Haras El Roblecito S.A. and W de Inversiones S.A. He is also Vice Chairman of Caja de Seguros S.A., Tradición Seguros S.A., Gregorio, Numo y Noel Werthein S.A., Inversitas S.A., Las Manadas Agropecuaria S.A. and Los W S.A. He is a director of La Caja de Seguros de Retiro S.A., Instituto del Seguro de Misiones S.A. and La Estrella S.A. Cía de Seguros de Retiro. He is a distant cousin of Gerardo Werthein. He was born on January 18, 1952.

Gustavo Enrique Garrido is a lawyer. He is Chairman of Agsa Argentina S.A., Integratíon Consultoría Empresarial S.A., Salix S.A. and Yahoo S.R.L. and Vice Chairman of Bariloche Cinco S.A., Bariloche Uno S.A. and Circuito Chico Desarrollos S.A.  He is also a director of Forestal Norteña S.A., Huishang S.A., Jardin de Pilar S.A., Compañía de Talentos S.A., Action Line Córdoba S.A. and the Greenleaf Group and a member of the Supervisory Committee of Celulosa Argentina S.A. and Jardines de Roosevelt S.A. He is a visiting professor of entrepreneurship at Universidad de San Andrés. He is the son of Enrique Garrido. He was born on October 27, 1967.

Marco Emilio Patuano is an economist and holds a masters degree in Finance from Bocconi University. He was an alternate director of Telecom Argentina from April 27, 2005 to December 15, 2005, and from April 27, 2007 to April 29, 2008. After the implementation of the new organizational model, he was designated General Director of Operations of Telecom. Previously, he was General Director of the fixed-line unit. He is a director of Núcleo and Telecom Argentina USA Inc. On June 19, 2008, Mr. Patuano decided to accept the proposal formulated by Telecom Italia to become its Chief Financial Officer (CFO), effective from August 8, 2008. He was born on June 6, 1964.

Pablo Alberto Gutiérrez is a public accountant and a graduate of Universidad del Salvador (Buenos Aires, 1991). He was member of Harteneck, López & Cía./Coopers & Lybrand (which later became PwC), where he had managing responsibilities. He is director of Fiduciaria Internacional Argentina SA, and a founding partner of Fi Consultores, a firm which provides consulting and specialized tax planning advice. He lectures on graduate and postgraduate courses and has participated as a speaker in several forums dedicated to investigation and professional development. He has written and co-written books and several periodicals on tax-related topics. He was born on January 4, 1968.

The directors and alternate directors of Telecom Argentina as of the date of this Annual Report (as elected by the annual shareholders meeting held on April 29, 2008) are as follows:

Name	Position	Date Director became a Member of the Board*
Enrique Garrido	Chairman of the Board of Directors	April 27, 2007
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Franco Bertone	Director	April 29, 2008
Domingo Jorge Messuti	Director	April 29, 2008
Esteban Gabriel Macek	Director	April 27, 2007
Jorge Alberto Firpo	Director	August 10, 2005
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Adrián Werthein	Alternate Director	December 19, 2003
Gustavo Enrique Garrido	Alternate Director	April 27, 2007
Jorge Luis Pérez Alati	Alternate Director	April 29, 2008
Esteban Pedro Villar	Alternate Director	April 29, 2008
Luis Miguel Incera	Alternate Director	April 29, 2008

*      Term of position expires or may be extended at the next annual shareholders’ meeting.

Directors are appointed for a term of one year, but they can be reappointed for any number of terms by the shareholders.

Franco Bertone is an electronic engineer. He has been Director of Operations of Telecom Italia in Argentina, Director of Shareholder Relations of Telecom Italia Latin America, CEO and Chairman of the Board of Directors of Entel (Bolivia) and Vice Chairman of Telecom Argentina. He has also served as Chairman of Nortel Inversora, Deputy Chairman of Entel (Chile) and non-executive director of Digitel (Venezuela), Tim Perú and Tim Participações. He was born on April 9, 1952.

Domingo Jorge Messuti holds a PhD in Economics and an MBA from Columbia University, New York, USA. He was appointed director of Telecom Argentina on April 29, 2008. He is a director of Fiplasto S.A. until the next annual shareholders meeting. He was born on May 17, 1938.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of the Board of Directors of Telecom Personal, In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Nogal Central S.A. and Solcan S.A. He is Vice Chairman of Puig Argentina S.A., Lan Argentina S.A., Inversora Cordillera S.A. and Farma System S.A. He is a director of Sofora, Aluflex S.A., CMPC Inversiones de Argentina S.A., Corandes S.A., Cork Supply Argentina S.A., Fabi Bolsas Industriales S.A., Honda Motor de Argentina S.A., Inversiones Los Andes S.A., Ivax Argentina S.A., Motorola Argentina S.A., Naschel S.A. and LDC Argentina S.A. He is a member of the supervisory committee of Banco Santander Río S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., Internacional Compañía de Seguros de Vida S.A., Linvest S.A., Lyon Consulting S.A., Portal Universia Argentina S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Merchant S.A. and Santander Sociedad de Bolsa S.A., and an alternate director of Nortel. He was chairman of the Supervisory Committee of Telecom Argentina. He was born on September 14, 1954.

Esteban Pedro Villar is a public accountant. He is a member of the Supervisory Committee of Carboclor S.A., Petrolera del Conosur S.A., Petrouruguay S.A., Ferrosur Roca S.A., Holdtotal S.A., Reycomb S.A., Cofesur S.A., Betel S.A., Escofer S.A., Compañía Argentina de Cemento Portland S.A., and Compañía de Servicios de la Construcción S.A. Mr. Villar is an alternate member of the supervisory committee of Francés Administradora de Inversiones S.A., Loma Negra Sociedad Industrial Argentina S.A. and Consultatio Asset Management S.A. He was born on July 3, 1938.

Luis Miguel Incera is a lawyer. He is a member of the Advisory Committee of Alpargatas S.A.I.C. and a member of the Supervisory Committee of Alpargatas Textil S.A., Alpargatas Calzados S.A., Alpargatas Textil Exportadora S.A., Calzado Catamarca S.A., Textil Catamarca S.A., Confecciones Textiles S.A., Alpaline S.A., and Fiduciaria del Sur S.A. He is a director and Chairman of the Board of Directors of Viñas Don Martín S.A. and an alternate director of Telecom Personal and Sofora. He was born on March 16, 1957.

At the annual shareholders´ meeting held on April 29, 2008, the shareholders of Telecom Argentina voted not to approve the service of Gerardo Werthein as a member of Telecom Argentina´s Board of Directors for fiscal year 2007. Mr. Werthein has initiated a proceeding seeking to annul this decision. Within the scope of this proceeding, a private pre-trial conference was held on June 19, 2008, in which Mr. Werthein, Telecom Argentina and Nortel participated. No agreement between the parties was reached at that meeting. As of the date of this Annual Report, the matter is still pending.

Senior Management

In May 2007, the Board of Directors of Telecom Argentina approved a new organizational model for Telecom Group in order to increase synergy among the Voice, Data and Internet, and Wireless business segments. The new model eliminates the position of the Chief Executive Officer and instead establishes two General Director positions, each reporting directly to the Telecom Argentina’s Board of Directors.

Under the responsibility of a General Director of Operations, management of the four business areas – Wireless Telephony, Network, Fixed Telephony – Residential and SMEs and Fixed Telephony – Large Accounts and Wholesale – is unified, while the Group’s corporate functions now fall under the responsibility of the General Director of Corporate Matters who is in charge of optimizing service quality and ensuring efficiency. No corporate entity mergers or other changes to the previous business segment structure resulted from the new organizational model.

The Telecom Group’s senior management members as of December 31, 2007 were as follows:

Name	Position*	Date of Designation
Guillermo Gully	General Director of Corporate Matters	July 2007
Marco Emilio Patuano	General Director of Operations	May 2007
Edmundo S. Poggio	Director of Regulatory Affairs	May 2007
Guglielmo Noya	Director of Wireless Telephony	April 2005
Guillermo Gully	Director of Human Resources Policies	July 2003
Mariano Cornejo	Director of Communications and Media	June 2007
Juan José Schaer	Director of Human Resource Services	November 2002
Valerio Cavallo	Controller and Chief Financial Officer	November 2002
José María Peña Fernández	Director of Procurement	October 2003
María Delia Carrera Sala	Director of General Secretary	November 2002
Carlos Zubiaur	Director of Legal Affairs	June 2005
Ricardo Luttini	Director of Internal Audit	April 2007
Alberto Marcelo de Carli	Director of Fixed Telephony – Large Accounts and Wholesale	March 2003
Mario Fernando Capalbo	Director of Network	March 2006
Simone Battiferri	Director of Fixed Telephony – Residential and SMEs	April 2007
Guillermo Pedro Desimoni	Director of Information Services	August 2007

*                 The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in the “—Directors, Senior Management and Employees — The Board of Directors” above.

As of the date of this Annual Report the Telecom Group’s senior management team includes the following:

Name	Position*	Date of Designation
Guillermo Gully	General Director of Corporate Matters	July 2007
Marco Emilio Patuano	General Director of Operations	May 2007
Edmundo S. Poggio	Director of Regulatory Affairs	May 2007
Federico Rossi	Director of Wireless Telephony	April 2008
Marcelo E. Villegas	Director of Human Resources Services	May 2008
Valerio Cavallo	Controller and Chief Financial Officer	November 2002
José María Peña Fernández	Director of Procurement	October 2003
María Delia Carrera Sala	Director of General Secretary	November 2002
Carlos Zubiaur	Director of Legal Affairs	June 2005
Ricardo Luttini	Director of Internal Audit	April 2007
Marcelo E. Villegas	Director of Human Resources Policies	May 2008
Alberto Marcelo de Carli	Director of Fixed Telephony – Large Accounts and Wholesale	March 2003
Mario Fernando Capalbo	Director of Network	March 2006
Simone Battiferri	Director of Fixed Telephony – Residential and SMEs	April 2007
Mariano Cornejo	Director of Communications and Media	June 2007
Guillermo Pedro Desimoni	Director of Information Services	August 2007

*                 The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in the “—Directors, Senior Management and Employees- The Board of Directors” above.

Guillermo Gully is an engineer. He began working for Telecom in 2003. Previously, he was Director of Human Resources of Telecom Italia America Latina, S.A. He was born on October 27, 1944.

Marco Emilio Patuano see “—Directors, Senior Management and Employees—The Board of Directors” above.

Edmundo S. Poggio joined Telecom Argentina in 1990 as a member of the Advisory Committee that handled the company take-over. Since 1991 he has been responsible for different areas as Marketing Manager, Director of Wholesale Services Strategy and General Manager of the Wireline Business Unit. In 2007 he was appointed Director of Regulatory Affairs. Prior to joining Telecom Argentina, Mr. Poggio worked at the SADE Group, where he led different telecommunications projects until 1986, when he was appointed as General Manager of Micro Sistemas S.A. Mr. Poggio began his career in 1972 after graduating as a telecommunications engineer at the University of La Plata, Argentina. Between 1972 and 1976 he performed several activities as a scientific researcher in hardware and software design. He was born on February 6, 1949.

Guglielmo Noya is a mechanical engineer and holds an MBA from Instituto Superiore di Direzione Aziendale. He joined Telecom in April 2005. Before that, from 2002 to 2005, he served as General Manager of Entel PCS, a Chilean wireless telephone company. From 1997 to 2002, he was Area Manager for Brazil and Director of Business Development in the Americas for TIM, an Italian wireless telephone company. He was a Director of Núcleo. He was born on April 27, 1962.

Mariano Cornejo holds a degree in advertising. He joined Telecom in June 2007. Previously he served for twelve years as General Manager in Marketing at La Caja de Ahorro y Seguro S.A. He was also Director of Brands for the Werthein Group for the same period. He was born on December 20, 1963.

Juan José Schaer is a lawyer. He began working for Telecom in 1991 in various human resources positions. He was born on October 11, 1954.

Valerio Cavallo is an economist. He began working for Telecom in May 2001. He was previously Director of Budget and Reporting at Telecom Italia Group. He is a Director of Núcleo and Micro Sistemas S.A. He was born on April 21, 1960.

José María Peña Fernández is an engineer. He began working for Telecom on October 15, 2003. He was previously General Manager of Tel3 S.A. He was born on October 18, 1951.

María Delia Carrera Sala is a lawyer. She began working for Telecom in 1992. Previously, she was the Manager of Legal Affairs of Compañía Argentina de Teléfonos S.A. She was born on August 27, 1948.

Carlos Zubiaur is a lawyer. He joined Telecom in June 2005 and is currently the Director of Legal Affairs. Prior to that time, he was a partner at Estudio O’Farrell and Chief of Staff at Telefónica. He was born on December 26, 1964.

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

Mario Fernando Capalbo is a mechanical engineer. He was formerly General Manager of Pirelli Cables y Sistemas in São Paulo, Brazil. He was born on May 7, 1952.

Simone Battiferri is an electrical engineer and graduated from the University of Rome “La Sapienza.” He first joined Telecom Argentina in 2006 as the Marketing Vice Chairman and then, following the group reorganization in 2007, became Director of Fixed Telephony - Residential and SMEs. Before joining Telecom Argentina he worked at Telecom Italia since 2001, where he served as the Marketing Vice Chairman (Datacom eBusiness Solutions Unit), Telecom Italia Web Services Marketing Director and Business Opportunity Evaluations Director (International Operations). Before joining Telecom Italia he worked for Etnoteam for approximately six years. At the time of leaving Etnoteam, he was serving as Vice Chairman for Telecom and Media Market and for Strategy. He was born in Rome on September 20, 1967.

Guillermo Pedro Desimoni holds a bachelor’s degree in systems engineering, a master’s degree in management (MBA- IAE) and has completed postgraduate studies in finance (UDESA). He joined Telecom in February 2005. He was formerly a Manager of Operations and Administration at Banco Galicia, and prior to that, a Vice Chairman at COELSA. He previously worked at Argencard, where he held the office of Manager of Technology and Systems and at Posnet, where he was General Manager. He also served as Senior Manager in Consulting at Accenture. He was born on August 20, 1960.

Federico Rossi is an accountant specialized in administration and finance. He has held several administrative and finance positions at STET, including Director of Financial Services. In 1995 he became Vice Chairman of Finance at TIM in Italy. During his time at TIM, he assumed responsibility for the area of International Finance and served as a member of the Board of Directors of various companies. He was also involved in the creation and launch of the Comprehensive Pension Fund for the telecommunications sector in Italy. In 2002 he became Executive Director of DIGITEL TIM in Venezuela and in August of that same year he was named Chairman and CEO. He left DIGITEL TIM at the end of 2006 and became a consultant focused on the telecommunications sector. Since April 2008, he has been the General Director of Personal. He was born in Canaro, Rovigo province, Italy, on March 24, 1956.

Marcelo E. Villegas is a lawyer. He joined Telecom Argentina in May 2008, as the Director of Human Resources. He graduated from Universidad Nacional de Buenos Aires. Previously he worked in the department of human resources of: within Wal-Mart Stores (International Division) for Wal-Mart Argentina; within the Cencosud group (Jumbo Retail Division) for the brands Jumbo, Disco and Vea; Hewitt & Aso, as head of talent management and organizational change; within the Perez Companc group, for Sade S.A and the Division of Exploration and Production of Gas and Oil in Latin America; within the Suez Group, for Aguas Provinciales de Santa Fe, Aguas Argentinas, Latin America Region and Ondeo de Puerto Rico Inc. He was born on March 13, 1963.

See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for a description of certain agreements relating to the selection of the senior executives.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing Telecom Argentina’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized:

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

As of December 31, 2007, the members and alternate members of the Supervisory Committee, as elected at the annual shareholders meeting dated April 27, 2007, were:

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

Jorge Luis Pérez Alati see “—Directors, Senior Management and Employees—The Board of Directors” above.

Silvia Graciela Poratelli was a member of the Supervisory Committee from 2005 until the annual shareholders’ meeting held on April 29, 2008. She was also a member of the Supervisory Committees of Micro Sistemas S.A., Telecom Personal, Nortel and Sofora during that period. She was born on January 4, 1972.

Gerardo Prieto has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Micro Sistemas S.A., Telecom Personal, Nortel and Sofora. He is Chairman of Campofin S.A. and Polifin S.A. He is also a Director of Standard Bank Argentina S.A., Caja de Seguros S.A., Instituto del Seguros de Misiones S.A. and Activos Turísticos S.A. Dr. Prieto is a public accountant and is not included in the requirements of RT No. 15 regarding accountant non-independence, nor is he comprised in the cases enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on March 3, 1951.

Diego Serrano Redonnet. He is a member of the Supervisory Committee of Telecom Personal, Sofora, Nortel, Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., CMPC Inversiones de Argentina S.A., America Latina Tecnologia S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He holds a law degree from the Argentine Catholic University and an LL.M. from Harvard Law School. He was born on September 18, 1966.

Jacqueline Berzón is a lawyer. She has been an alternate member of the Supervisory Committee of Telecom Argentina since April 2005. She was appointed as member of the Supervisory Committee on May 8, 2008. She is also a member of the Supervisory Committee of Micro Sistemas S.A. and an alternate member of the Supervisory Committee of Sofora and Bariloche Seis S.R.L. She was born on October 9, 1975.

Guillermo Feldberg has been a alternate member of the Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committee of Telecom Personal, Micro Sistemas S.A., Nortel and Sofora. He is Chairman of Pintarko S.A., Agropecuaria La Victoria S.A., Seed Capital Educación S.A., Dav Satelital S.A., Caroline Establecimientos Agropecuarios S.A., Seed Capital Comunicaciones S.A., Ineba S.A., Izzalini Trade S.A. and Asociación ORT Argentina. He is Vice Chairman of Doble “G” del Litoral S.A. He is an alternate director of Haras El Roblecito S.A. and Explotaciones Agropecuarias El Roble S.A. Dr. Feldberg is a public accountant and is not included in the requirements of RT No. 15 with respect to accountant non-independence, nor is he comprised in the cases enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on February 20, 1951.

As of the date of this Annual Report, the members and alternate members of the Supervisory Committee of Telecom Argentina as, elected at the annual shareholders meeting dated April 29, 2008, are as follows:

Name	Position	Profession
Diego Serrano Redonnet	Chairman of the Supervisory Committee	Lawyer
Gerardo Prieto	Member of the Supervisory Committee	Accountant
Jacqueline Berzón	Member of the Supervisory Committee	Lawyer
Guillermo Eduardo Quiñoa	Alternate Member of the Supervisory Committee	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee	Accountant

Guillermo Eduardo Quiñoa is a lawyer. He is a director of Pilar del Este S.A. and Inversiones Los Alpes S.A. He is also a member of the Supervisory Committee of AGCO Argentina S.A., CMPC Inversiones de Argentina S.A., CMR Falabella S.A., Forestal Bosques Del Plata S.A. and La Papelera Del Plata S.A., and an alternate member of the Supervisory Committee of Telecom Personal, Nortel and Sofora. He was born on October 28, 1966.

Compensation

The compensation for the members for the Board of Directors and the Supervisory Committee is established for each fiscal year at the annual meeting of shareholders.

The aggregate compensation paid to the members of Telecom Argentina’s Board of Directors, the members of Telecom Argentina’s Supervisory Committee and the executive officers described under “Senior Management” above, was approximately P$24.4 million during the year ended December 31, 2007. During the year ended December 31, 2007, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

The members of the Board of Directors of Telecom Argentina received for services rendered as directors a total of P$2.0 million during the year ended December 31, 2007. The members of the Supervisory Committee of Telecom Argentina received a total of P$0.4 million during the year ended December 31, 2007. Payments made to the Board of Directors and the Supervisory Committee of Telecom Argentina were approved at the annual shareholders’ meeting held on April 29, 2008. Compensation for the executive officers described under “Senior Management” above amounted to approximately P$22 million during the year ended December 31, 2007 (including fixed and variable compensation, retention plan benefits, payments owed to the Operator for services provided by highly qualified personnel and, in some cases, severance payments and non-compete agreements).

The Company’s managers (including senior managers) receive fixed and variable compensation. A manager’s fixed compensation reflects the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

Telecom Argentina and Mr. Carlos Felices, executed an agreement in 2002 by means of which Telecom Argentina agreed to pay to Mr. Felices, or his heirs, a fixed amount of US$700,000 subject to the occurrence of any of the following events:

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

The underlying funds that were subject to Mr. Felices’s agreement had been transferred to a trust whose beneficiary was Mr. Felices.

Mr. Carlos Felices was named Chairman of the Board of Directors of Telecom Argentina on April 27, 2007. On July 31 2007, Telecom Argentina terminated the employment agreement with Mr. Felices. Consequently, the trust of which Mr. Felices was the beneficiary was dissolved and an agreed upon amount of US$400,000 was paid to him. Additionally, on May 2, 2008, Telecom Argentina paid him approximately US$300,000 plus interest by virtue of a non-compete agreement for a period of three years. Such payments to Mr. Felices were made in accordance with the agreement entered into in 2002, and were approved by Telecom Argentina’s annual shareholders meeting held on April 29, 2008.

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

In April 2001, Telecom Argentina amended its bylaws pursuant to which an executive committee of the Board of Directors was created. According to the terms of the amended bylaws, this committee (whose appointment is at the option of the Board of Directors) would consist of three or four members of the Board of Directors and would have powers to manage and administer the business of Telecom. In April 2002, Telecom Argentina’s shareholders resolved that the executive committee will consist of three members and amended the bylaws accordingly. The Board of Directors has not implemented this executive committee in any of fiscal years 2003, 2004, 2005, 2006 and 2007.

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

The Transparency Decree also provides that companies making a public offering of their shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. The majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not qualify as an independent director if such relative were appointed as a member of the Board of Directors.

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

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Bulletin on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committee shall be applicable for the financial years beginning on or after January 1, 2004. The Audit Committee was required to be appointed on May 28, 2004 at the latest. However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of this committee. In this regard, Telecom has undertaken the following steps, which were approved by the Board of Directors in April 2003:

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

At its meeting of April 27, 2007, the Board of Directors re-elected Mr. Raúl Antonio Miranda and Mr. Julio Pedro Naveyra and elected Mr. Enrique Garrido as members of the Audit Committee for fiscal year 2007.  The Board furthermore determined that Mr. Naveyra qualified as an audit committee financial expert under SEC guidelines.  Mr. Miranda resigned as a director of Telecom Argentina on July 11, 2007 in order to pursue new professional and academic activities and was replaced as a director and as a member of the Audit Committee by Mr. Esteban Gabriel Macek, an alternate director who also qualified as an independent director. Under SEC and New York Stock Exchange regulations, Messrs. Julio Pedro Naveyra, Enrique Garrido and Esteban Gabriel Macek qualified as independent directors.

At its meeting of April 29, 2008, the Board of Directors re-elected Mr. Enrique Garrido and Mr. Esteban Gabriel Macek and elected Mr. Domingo Jorge Messuti as members of the Audit Committee for fiscal year 2008. The Board furthermore determined that Mr. Messuti qualifies as an audit committee financial expert under SEC guidelines. Under SEC and New York Stock Exchange regulations the three members of the Committee qualify as independent directors.

According to the “Normativa de Implementación del Comité de Auditoria,” in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position until the following annual shareholders meeting.

Pursuant to the Argentine Government’s Decree No. 677/01, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. The shareholders set a budget of P$600,000 in each of fiscal years 2005 and 2006, P$700,000 for fiscal year 2007 and P$1,000,000 for fiscal year 2008.

In 2003, Telecom Argentina created a Purchase Committee that functioned until May 2004. The Purchase Committee approved disbursements and/or transactions for amounts in excess of the amount that may be approved by the CEO individually. In addition, the Purchase Committee approved all transactions with related parties which do not need to be approved by the Board of Directors.

In May 2004, the Board of Telecom Argentina resolved to create the “Consejo de Dirección,” or Management Council, which serves as an internal body of the Board of Directors and is comprised of four members of the Board of Directors. The regulations of the Management Council, which have been approved by the Board of Directors, provide for, among other functions:

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

Telecom Argentina has also established a Disclosure Committee, which is responsible for monitoring the gathering, processing and submission to the CEO (now to the General Director of Corporate Matters and the General

Director of Operations) and CFO of consolidated financial and non-financial information that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•                  assisting the CEO (now the General Director of Corporate Matters and the General Director of Operations) and CFO in evaluating the effectiveness of Telecom Argentina’s disclosure controls and procedures prior to the filing of Annual Reports both in Argentina and the US;

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

On October 11, 2007 the CNV has ruled that management of publicly listed companies must disclose in their local annual report whether they follow, and the manner in which they follow, the recommendations from the Código de Gobierno Societario (or Corporate Governance Code) approved by the CNV or, in the alternative, that they explain why they do not adopt, partially or totally, such recommendations and whether they consider adopting such recommendations in the future. Telecom Argentina will have to add this information to its local annual report for fiscal year 2008.

Employees and Labor Relations

As of December 31, 2007, our total number of employees was 15,392, of which approximately 64% belonged to unions. All management and senior positions are held by non-union employees.

Telecom Argentina and Telecom Personal have approximately 8,400 and 1,440 unionized employees, respectively. The union which has filed the largest number of claims is the Federation of Telephone Workers and Employees of Argentina (“FOETRA”) in Buenos Aires, which currently includes the Argentine Telecommunications Federation (“FATEL”) that represents approximately 4,770 Telecom Argentina employees. Telecom Personal has approximately 1,440 employees affiliated with the Argentine Federation of Commercial and Service Employees.

With respect to Telecom Argentina’s employees, FATEL was formed in 2006 as a result of the secession of the Buenos Aires, Rosario, Santa Fe, Tucumán, Chaco and Luján unions from the Argentine Federation of Telephone Workers and Employees (the federation, known by its Spanish acronym “FOEESITRA,” which historically included all the original unions in the telecommunications industry). Currently, FOEESITRA continues to combine those unions that did not secede, among which are those from Córdoba, Río IV and Entre Ríos, representing approximately 2,350 employees. This situation created a new, more complex and aggressive, political climate for union negotiations. The remaining unions, the Technical and Supervisory Telephone Personnel Federation (“FOPSTTA”) and the Telecommunications Union (“UPJET”), represent approximately 1,280 middle management employees.

Potential sources of friction other than salary increases for 2008 are closely related to the outsourcing of tasks and maintaining previous levels of unionized employees.

As regards the execution of agreements by activity and by branch, progress has also been made in establishing an organization among employers (constituted by Telecom, Telefónica and certain telecommunications cooperatives), and we are currently taking steps to involve other companies, which as of today do not comply with conventional standards applicable to most of the telecommunications industry. A presentation outlining the purpose of such organization among employers has been recently held before the Ministry of Labor.

In addition, during 2006, claims were filed by the trade unions represented by FATEL and FOEESITRA with regard to trade union affiliation rights, earnings and work performed by employees of Telecom Argentina’s suppliers. In October 2006, we and FATEL successfully negotiated terms relating to the scope of work activities by sector (including work performed by contractors) and establishing increases in salaries for employees of Telecom Argentina’s suppliers without regard for the union affiliations of the suppliers’ employees. Agreements containing the agreed upon terms will be executed during 2007. No resolution has been reached to date with respect to the similar claim brought by FOEESITRA. The increased cost of labor to suppliers is likely to impact Telecom Argentina when new service agreements are negotiated.

The Labor Appeal Court denied Telecom Personal’s appeal of the resolution recognizing FOETRA as the representative of Telecom Personal’s unionized employees in the collective bargaining process. FATEL and FOEESITRA seek to represent and to add to their collective agreements Telecom Personal employees who currently belong to the Argentine Federation of Commercial and Service Employees. Telecom Personal appealed the decision of the Labor Appeal Court before the National Supreme Court of Justice which as of the date of this Annual Report is currently pending.

Telecom had to increase severance payments for employees hired through December 2003 by 100% during the 2002-2003 period, 80% in 2005 and 50% from 2006 through September 18, 2007. As from that date, the Argentine Government eliminated the supplemental severance payment as the national unemployment rate dropped below 10%.

Regardless of union membership, all of our employees may request emergency loans from us. Such loans are provided with certain restrictive criteria to mitigate the impact of, among other things, medical emergencies, deaths and housing emergencies. Employees may request up to eight times their monthly salary in such loans, which are repayable in monthly installments of not less than 15% of the employee’s monthly salary.

See “Item 8—Financial Information—Legal Proceedings” for more detail on claims relating to salary levels and labor conditions filed against Telecom Argentina in prior years and their current status.

Employees by Reportable Segment

The table below shows the number of our employees as of December 31, 2007, 2006 and 2005 by reportable segment:

	December 31, 2007	December 31, 2006 (1)	December 31, 2005 (1)
Voice, Data and Internet	11,473	11,502	11,625
Wireless	3,919	3,636	2,710
Total	15,392	15,138	14,335

(1)          As of December 31, 2006 and 2005, there were respectively 202 and 207 employees employed in the former reportable segment “Directory publishing,” which are not reflected in the table above.

Organization

The most significant organizational change occurred in 2007 was the implementation of a new organizational model for Telecom, with the creation of two General Direction Offices and the elimination of the Executive General Direction Office.

One of the two General Direction Offices, the General Corporate Direction (Dirección General Corporativa), oversees the activities that support the operations of Telecom, such as human resources policies, legal compliance, finance, administration and control, IT and security services; while the other, the General Direction of Operations (Dirección General Operativa), comprises four specialized units – three of them are commercial and one is technical- which support functions closely linked to the operations of the Company, such as regulatory affairs, procurement, human resources services, communications and planning, and operating management control.

In addition, there were significant changes in the organizational structure of the technical areas of Fixed Telephony and Wireless Telephony within the Network Unit, designed to deploy the Company’s fixed-mobile convergence strategy more efficiently.

Internal Culture and Workforce Development

Emphasis was placed in the dissemination and improvement of the Knowledge Review tool designed to assess the potential of our professionals (excluding managers). The implementation process started in January 2007 and continued throughout the year. It is now being used as a tool for analyzing appointment, promotion and vertical or horizontal growth prospects for professionals, as well as for training purposes. As regards Management Review, the tool designed to assess potential in the managerial positions, its implementation reached all core business areas during 2007. Additionally, tailored assessment tools were developed and implemented for middle management and areas with a direct impact on our business, such as Customer Care and new commercial offices.

In addition, and for the fourth year in a row, the Young Professionals program was implemented, on this occasion targeting the corporate segment of fixed telephony.

One of the fundamental tools for top management was the corporate management assessment tool, introducing innovative techniques and options in the assessment process which have anchored this practice among directors and managers, who participate actively in the assessment process. The results of the corporate management assessment assist in the decision-making regarding the Company’s replacement cadres.

As part of the “Todos Somos Telecom” program, activities to strengthen employee’s corporate identity were emphasized, basically in two areas: induction processes and integration events or sessions.

During 2007, more than 1,000 personnel vacancies were filled and we worked on the strengthening of the e-recruiting process, as an alternative tool in personnel search and selection.

Training and Qualification

The training conducted during 2007 was driven by the needs and priorities established by top management and included a range of opportunities for learning, including attendance and e-learning courses. These offerings were mostly geared to the priorities emerging from business projects viewed as strategic and provided coverage for large populations at the same time and enabled Telecom’s geographically disperse personnel to benefit equally.

In 2007, 16,503 participants were trained in attendance courses and 3,416 completed e-learning courses. 146,517 student hours were taught, of which 70% were devoted functional activities, such as new technologies and mobile technology update, 3G technology and commercial programs. The remaining 30% was based on management activities aimed at enabling the assimilation of the management tools required by all Company profiles.

The Telecom Group continued to strengthen its relationship with the academic world, and launched its CEO 2020 Project in 2007. More than 150 participants participated in the first CEO 2020 event, grouped in 24 teams of advanced students of the technology programs at Universidad Austral and Instituto Tecnológico de Buenos Aires (ITBA) and teamed with highly trained Telecom Group employees, which competed in their ability to run a virtual company under real market conditions.

Compensation

Salary surveys were conducted in March and October of 2007 taking a sample of 16 first-rate companies. Based on the outcome of such surveys, the Company decided to maintain its strategy of positioning itself on the market median.

To this end, all salary scales of non-unionized employees were adjusted. In May 2007, in line with the results of the March survey, a 12% increase was introduced, to be allocated following merit-based criteria. Additionally, the amount of luncheon tickets was increased as of September 2007. A second 12% salary adjustment policy for non-unionized personnel became effective in January 2008, to be allocated partly as a mass adjustment for personnel in the lower ranks, and the rest, following merit-based criteria.

In order to maintain the competitiveness of our salaries, a new salary survey was performed during the second quarter of 2008, the conclusion of which is still pending and another one will be conducted during the second half of 2008, focusing on critical positions in our organization.

As regards compensation by objectives, during 2007, we introduced a performance metric tied to customer loyalty and perception of service quality. Additionally, a policy of variable compensation tied to projects was implemented during the year, identifying the projects considered strategic for Telecom and the personnel involved in such projects.

As regards unionized personnel, during July and August 2007, several agreements were signed with union organizations, such as the labor unions aligned with FATEL, FOEESITRA, FOPSTTA and UPJET. These agreements addressed salary increases among other labor conditions (such as the staggered commencement of service shifts, minimum staffing levels (of 10%) in situations of abnormal service delivery and labor retraining programs). These agreements were the result of the then-existing conflicts with these unions, which had persisted for a period of almost three months.

In April 2008, in a context of increasing inflation and the strong interest of the Government to address rising social claims, new salary agreements were signed with all the labor organizations which will become effective in July 2008. The agreements grant a 19.5% increase in basic salaries and in different benefits established in the Collective Bargaining Agreement.

In the wireless sector, the agreements reached between the Argentine Federation of Commercial and Service Employees (“F.A.E.C. y S.”) and the business sector affected over 1,700 Telecom Personal employees. Thus, following the agreement reached in June 2007, a new agreement was signed in April 2008 which grants a new 20% non-cumulative staggered increase (8% in April, 6% in July and 6% in September 2008). The increases granted in 2007 and 2008 have been conceived as “non remunerative” amounts for which social security contributions shall be made. The increases agreed to in 2007 begun to be treated as remunerative in April 2008 while the increases agreed to in 2008 will receive such treatment starting in April 2009.

Finally, in December 2007, Argentine National Congress passed Law No. 26,341 changing the legal treatment of luncheon tickets, which must become part of the employees’ compensation, incrementally as from the date said Law becomes effective. This will increase labor costs for the Company during year 2008 due to the grossing-up to be applied so that the employees’ net income stays the same, and also because luncheon tickets will be part of the calculation for the thirteenth annual salary and of social security charges. Law No. 26,341 became effective on February 2008, and luncheon tickets are gradually being treated as employee’s compensation in 10% increments introduced every two months.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Enrique Garrido and Gustavo Enrique Garrido each holds 231 Class B Shares of Telecom Argentina. No other member of the Board of Directors holds obligations or capital stock of Telecom Argentina.

Luis Perazo holds 520 Class B Shares of Telecom Argentina. María Delia Carrera Sala holds 231 Class B Shares of Telecom Argentina. Jorge Ferrarotti holds 5,500 Class B Shares of Telecom Argentina. No other senior executive officer of Telecom Argentina holds obligations or capital stock of Telecom Argentina.

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

The delegation of authority to the Board of Directors for the share conversion resulting from the aforementioned shareholder meetings does not cover the Class C Shares of the Guaranty and Repurchase Fund affected by a judicial injunction set forth in the writ “Garcías de Vicchi, Amerinda y Otros c/Sindicación de Accionistas Clase C del

Programa de Propiedad Participada.” This injunction had previously prevented any action at the extraordinary and special Class C shareholders’ meetings that Telecom Argentina had called on March 14, 2000 for the conversion of the shares of the Guaranty and Repurchase Fund. The injunction remains in effect as of the date of this Annual Report, but is limited to 4,593,274 shares of the Guaranty and Repurchase Fund. With respect to these shares there are continued legal impediments to conversion and accordingly authority to effect conversion was not delegated to the Board of Directors at the shareholders’ meetings of April 27, 2006.

During fiscal year 2006, the Banco de la Ciudad de Buenos Aires and individual holders requested the conversion of Class C Shares into Class B according to the resolution of the shareholders meeting dated April 27, 2006. During 2006, a first tranche of 2,112,986 shares was converted on July 25, a second tranche of 2,104,756 was converted on October 10 and a third tranche of 279,229 was converted on December 14.

As of the date of this Annual Report 41,435,767 Class C Shares form part of the capital stock of Telecom Argentina, of which 41,421,384 continue to be held in the account of the Guaranty and Repurchase Fund and are “blocked” by precautionary measures and 14,383 are registered in the name of “Franco, Veronica y otros c/Sind.”

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

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2007 Nortel owned approximately 54.74% of Telecom Argentina’s capital stock, including all of Class A common shares and 8.35% of the Class B shares. Nortel was incorporated in Buenos Aires, Argentina on October 19, 1990 and registered with the Buenos Aires Public Registry of Commerce on October 31, 1990 under No. 8025, book 108, Volume “A” of Corporations. Nortel is a holding company that was formed in 1990 by a consortium including the Telecom Italia Group and FCR, in connection with the privatization of ENTel and formation of Telecom Argentina.

As of December 31, 2007 all of Nortel’s common stock was owned by an Argentine Company named Sofora. See detailed information about Sofora below.

On September 9, 2003, Nortel was informed that FCR had entered into an agreement with the Argentine Werthein Group, under which FCR and its affiliate Atlas Services Belgium S.A., both members of the France Telecom Group (we refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group”) agreed, subject to regulatory approvals, to sell substantially all of its shares in the newly incorporated controlling company of Nortel to W de Argentina—Inversiones. In connection with the agreement, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to Sofora.

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

Additionally, we have been informed that the Telecom Italia Group has also acquired for an aggregate purchase price of US$60 million two call options on W de Argentina—Inversiones’ entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. At the time these call options were granted, the Argentine Antitrust Commission resolved and notified Telecom Italia International NV and W de Argentina-Inversiones that “in the event the options granted under the Call Option Agreement executed on September 9, 2003, were to be exercised, such exercise will need to be notified in accordance with Sections 6 and 8 of Law No. 25,156.”

We have been informed that in connection with these transactions, a shareholders’ agreement between Telecom Italia Group and W de Argentina–Inversiones for the joint management of Sofora, Nortel, Telecom Argentina and its affiliates was executed. Telecom Italia is the operator of Telecom Argentina.

W de Argentina–Inversiones, a company of the Werthein Group, is a company owned by Dario Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance and financial activities and real estate activities.

•                  Farming Operations. Gregorio, Numo y Noel Werthein S.A. (GNNW) is the name of the company that handles the businesses of the Werthein Group related to food products. The company owns more than 216,000 acres in the primary farming areas of Argentina, harvesting more than 44,000 tons of different crops and with more than 46,500 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and infusions. Most of its products are aimed to the international markets with important exports to the United States and Europe.

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

•                  Financial Activities: The Werthein Group controls Holding W-S de Inversiones S.A., which has a minority interest in Standard Bank Argentina S.A. (an argentine commercial bank), Standard Investments S.A. (a mutual fund management company) and Inversora Diagonal S.A. (which provides cash and collection management services).

•                  Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real-estate related activities through its interests in other companies.

Telecom Argentina has been informed by W de Argentina–Inversiones that it exercised its 2% option on February 1, 2008. Additionally, Sofora has notified Telecom Argentina that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina–Inversiones; (ii) Sofora replied to the letter sent by France Câbles et Radio and Atlas Services Belgium by requesting a copy of the prior authorization from the SC to said transfer of shares, arguing that a prior authorization of the SC was necessary in accordance to rules and regulations in effect; to this date, Sofora has not received any answer, and neither the buyers nor the sellers have submitted any proof of such authorization; (iii) with the goal of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting it to determine if, in accordance to rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities; (iv) this request to the SC was submitted as well to enable Sofora to determine what to do with respect to the registration of the transfer requested by the interested parties; (v) as soon as the SC decides upon this matter, Sofora will take the steps necessary to comply with such decision. Likewise, W de Argentina–Inversiones has submitted a note to Sofora stating that it is its position that prior authorization by the SC was not necessary and requesting Sofora to immediately register such interest transfer. Additionally W de Argentina–Inversiones has informed Sofora that they have brought legal actions accordingly.

A description of the Telecom Italia Group is provided under “Item 4—Information on the Company—The Business—Description of the Operator.”

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia’s capital stock), to a joint company named Telco S.p.A. made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica de España, which currently own approximately 24.5% of Telecom Italia’s voting shares (the “Transaction”).

Because Telefónica, an Argentinian subsidiary of Telefónica de España, is the main competitor of Telecom Argentina, before the Transaction closed Telecom Argentina’s directors and members of the Supervisory Committee analyzed the possible implications that the Transaction could have for Telecom Argentina, especially under the Antitrust Act (Ley de Defensa de la Competencia), resulting in the existence of divided opinions within the Board of Directors based on reports prepared by experts.

The Board resolved that, since the Transaction involved the acquisition of an indirect minority shareholding which did not imply a direct modification of control over Telecom Argentina, the Transaction did not fall within the scope of Section 8 of the Antitrust Act and thus did not have to be notified to the Argentine Antitrust Commission; additionally, even if this acquisition of a minority shareholding were deemed to imply a modification of control (at least from a conceptual perspective), the fact that Telefónica de España committed not to intervene in any way whatsoever in the management of Telecom Argentina, ensures that these two companies will be managed independently, and therefore there is no contravention of Section 7 of the Antitrust Act.

The resolution adopted by the Board was communicated to the regulatory authorities and subsequent notes were also submitted to the regulatory authorities both by Telecom Argentina and by directors and alternate directors of Telecom Argentina, expressing their personal conclusions regarding the Transaction. These notes are available at the CNV website (www.cnv.gov.ar).

Among those notes expressing personal opinions, the notes submitted by Mr. Gerardo Werthein, Mr. Esteban Macek and Mr. Julio Naveyra express the concern that the Transaction “may result in a modification of the control structure of Telecom Argentina” and that, to the extent “said modification in the control structure could have an impact on the decision-making in Telecom Argentina,” the Transaction should have been notified to the Argentine Antitrust Commission for its review. One of the directors submitting this opinion also expresses the concern that Telefónica de España will exert substantial indirect influence on Telecom Argentina, and that such influence may additionally imply a violation of telecommunications regulations in effect.

The Argentine Antitrust Commission opened an administrative proceeding recorded as “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29),” with the purpose of determining whether the Transaction “could have an adverse effect on competition in Argentina’s telecommunications market in light of the existing regulatory framework,” and the Chairman and Vice Chairman of Telecom Argentina were called upon to testify. In connection with this administrative proceeding, on October 16, 2007, the Argentine Antitrust Commission issued Resolution No. 78/07, approving the implementation by the Argentine Antitrust Commission of a “mechanism of verification, control and monitoring” over Telecom Argentina for a period of two months, and appointing two Supervisors-Observers, one of them acting on behalf of the Argentine Antitrust Commission and the other on behalf of the CNC, who were requested to “act on behalf of public interests in the market, competition and users and consumers.” This two-month period was later extended two more months (until February 19, 2008). In performing their duties, the Supervisors-Observers requested information and documentation from Telecom Argentina, attended meetings of the decision-making boards (the Board of Directors and the Management Council), and interviewed on several occasions the members of the Board of Directors, members of the Supervisory Committee and members of the management of Telecom Argentina. They have at all times received assistance from Telecom Argentina. As of the date of this Annual Report, Telecom Argentina has no formal knowledge of the content of any report prepared or filed by these Supervisors-Observers as requested by Resolution No. 78/07.

On October 25, 2007, Telefónica de España made the following public statement: “Telefónica, S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s voting shares.” As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia’s voting shares.

On November 8, 2007, Telecom Argentina’s Board of Directors adopted the following resolutions:

•     A note was submitted to the Argentine Antitrust Commission (in Administrative File DP No. 29), declaring that Telecom Argentina had not taken part in the Transaction whatsoever. Additionally, and specifically since 46% of Telecom Argentina’s capital stock is listed on the BCBA and the NYSE, a request was submitted to the Argentine Antitrust Commission that any measure taken by the regulatory authorities with respect to the Transaction should not affect Telecom Argentina, as it was not a party to it. A copy of this note was submitted to the SC and the CNC.

•     Notes were submitted to the SC and the CNC to the same effect. Copies of these notes were submitted to the Argentine Antitrust Commission.

•     Telefónica de España and its Argentinian subsidiary Telefónica were notified to the effect that, if as a result of the Transaction, Telecom Argentina were to suffer any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all legal actions that are deemed appropriate to obtain full and complete compensation for its losses.

In response to these resolutions, Telefónica de España has insisted that “to the extent it has no participation whatsoever in Telecom Argentina S.A.’s management, it could hardly cause Telecom Argentina S.A. any damage, either directly or indirectly,” as it had previously declared before the relevant authorities.

As of the date of this Annual Report, we cannot predict if any measures will be taken by the Argentine Antitrust Commission, Regulatory Bodies or relevant authorities, and whether, if taken, they could affect Telecom Argentina’s operations.

On February 11, 2008, Telecom Argentina, Telecom Personal, Nortel and Sofora were notified that, in the course of a legal proceeding initiated by W de Argentina-Inversiones and Messrs. Adrián, Gerardo, Daniel and Darío Werthein, Commercial Court N° 16 – Secretariat No. 32 had rejected all provisional remedies requested by the claimants, and instead had appointed an Observer with monitoring authority over Telecom Argentina, Telecom Personal, Nortel and Sofora for a period of two months (until April 11, 2008). The Observer was in charge of reporting relevant information to the Court so that it can evaluate whether, as a result of Telefónica de España’s participation in Telco, there is a real risk of possible conflicts of interest in the decision-making of these companies.

Telecom Argentina and other companies involved have appealed the adoption of this provisional remedy.

The Observer requested additional time to finish his work and prepare his report, and accordingly this two-month period was extended until 10 days after the General Shareholders Meetings of Telecom Argentina and Nortel. Telecom Argentina, Telecom Personal, Nortel and Sofora have also appealed such extension.

Within the scope of this proceeding, a private pre-trial conference was held on March 5, 2008, in which Telecom Argentina and other companies of the group, and directors and alternate directors of Telecom Argentina were requested to participate.

On May 14, 2008, the Observer delivered his final report to the Court.  As per instructions adopted by the Court on the same date, the report was served to the parties. On June 3, 2008, Telecom Argentina filed its comments on the report. As of the date of this Annual Report a decision of the Court is still pending.

Sofora

Sofora owns 100% of the common stock of Nortel, which represents 67.79% of the total capital stock of Nortel.

According to Sofora’s stock ledger, the ownership of Sofora’s stock as of the date of this Annual Report is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)          Includes 17.5% of Sofora’s stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s stock owned through Telecom Italia. The Telecom Italia Group has also acquired for an aggregate purchase price of US$60 million an option on W de Argentina–Inversiones’ entire interest in Sofora in the form of two call options, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

(2)          W de Argentina–Inversiones has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora. Telecom Argentina has been informed by W de Argentina–Inversiones that this 2% option was exercised on February 1, 2008. For more information regarding this option and the notifications made by Sofora to Telecom Argentina about it exercise, see the description above within this section.

(3)          Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

Nortel

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 8.35% of the Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represents approximately 54.74% of the total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of May 31, 2008, based upon information available to us, each beneficial owner of more than 5% of any class of Telecom Argentina’s voting shares. However, current holdings may be different.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0%	51.0%
Class B Ordinary Shares:
Nortel	36,832,408	8.4%	3.7%
MET AFJP (2)	37,789,669	8.6%	3.8%
Consolidar AFJP (3)	36,934,350	8.4%	3.8%
Orígenes AFJP (4)	35,684,689	8.1%	3.6%
Brandes Investment Partners, L.P. (5)	30,901,055	7.0%	3.1%
Nación AFJP (6)	28,054,260	6.4%	2.8%
Schroeder Investment Management Ltd (7)	24,832,380	5.6%	2.5%
Máxima AFJP (8)	24,638,556	5.6%	2.5%
Class C Ordinary Shares:
Fideicomiso Banco de la Ciudad de Buenos Aires	41,421,384	99.9%	4.2%

(1)          Represents percentage of total voting power of all of our ordinary shares, regardless of class.

(2)          Includes 2,476,878 American Depositary Shares representing 12,384,390 Ordinary Class B Shares.

(3)          Includes 4,137,148 American Depositary Shares representing 20,685,740 Ordinary Class B Shares.

(4)          Includes 1,559,213 American Depositary Shares representing 7,796,065 Ordinary Class B Shares.

(5)          Corresponds to 6,180,211 American Depositary Shares representing 30,901,055 Ordinary Class B Shares.

(6)          Includes 725,287 American Depositary Shares representing 3,626,435 Ordinary Class B Shares.

(7)          Corresponds to 4,966,476 American Depositary Shares representing 24,832,380 Ordinary Class B Shares.

(8)          Includes 1,576,332 American Depositary Shares representing 7,881,660 Ordinary Class B Shares.

As of May 31, 2008, there were approximately 39.4 million American Depositary Shares outstanding (representing 197.1 million Class B Shares, or 44% of total Class B Shares outstanding). Moreover, as of that date, there were approximately 50 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 21,859 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights.

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

With respect to Nortel, we were informed that both W de Argentina–Inversiones and Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board. W de Argentina–Inversiones and the Telecom Italia Group will jointly appoint a fifth independent director. For fiscal 2006, the sixth director was appointed jointly by the holders of Nortel’s Series A and Series B Preferred Shares. This joint right existed due to the right of Class A Preferred Shareholders to vote as a result of Nortel’s non-payment of dividends and the right of Claim B Preferred Shareholders to vote as a result of the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s Series A and Series B Preferred Shares) to equity exceeding 1.75:1. As from December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, Class B Preferred Shareholders have not had and will not have director voting rights in fiscal years 2007 and 2008, respectively. Nortel’s Board of Directors will make its decisions by majority vote from the members present at each meeting of Nortel’s Board. In the case of a tie vote the Chairman shall break the tie.

We have been informed that the shareholders agreement regarding the Boards of Directors of Telecom Argentina and its subsidiaries provides that Telecom Italia Group shall nominate three directors and W de Argentina–Inversiones shall nominate two directors and their respective alternate directors.

In addition, we were informed that this shareholders’ agreement contemplates that meetings will occur between the Telecom Italia Group and W de Argentina–Inversiones in advance of shareholders meetings and Board meetings at which matters (1) will be submitted for a vote at a meeting of shareholders or (2) relate to the holders of Nortel’s Preferred Shares. The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina–Inversiones will vote at these meetings. Two representatives of the Telecom Italia Group and one representative of W de Argentina–Inversiones will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina–Inversiones will have the right to veto. These matters include:

•                  the approval of any amendments to the bylaws;

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

•                  any transaction between related parties that is not carried out at arms-length, and that exceeds the amount of US$5 million, with certain exceptions;

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

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina–Inversiones and/or their respective affiliates) resulted in expenses or purchases for us of approximately P$192 million for the year ended December 31, 2007. Of that amount, P$179 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$13 million incurred with W de Argentina–Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above mentioned expenses incurred through transactions with related parties of Sofora were payments of P$4 million in fiscal year 2007 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of the Telecom Italia Group. The Telecom Italia Group holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income to us of approximately P$36 million for the year ended December 31, 2007, corresponding to payments from Telecom Italia and its affiliates of P$30 million and from W de Argentina–Inversiones of P$6 million for telecommunications services provided by Telecom. See Note 7 to our Consolidated Financial Statements for more detail.

Telecom Argentina and Telecom Italia maintained a business management agreement through October 10, 2004 pursuant to which Telecom Italia provided professional services through highly qualified personnel. Both parties agreed to modify the economic terms of this agreement beginning in July 2003 to bring them in line with then-current market prices. When such economic terms were agreed upon, they were submitted for evaluation by two independent firms that found them to be “reasonable” and “in accordance with market practice in all material respects.”

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

This agreement was submitted for prior approval pursuant to the process established by Decree No. 677/01 for relevant contracts with related parties. As a consequence, the agreement was submitted for consideration by the Audit Committee, which unanimously determined that the terms of the agreement “could reasonably be considered to be in accordance with normal and habitual market practice.” Subsequently, the agreement was approved by the Board of Directors and notice was provided to the CNV and the markets. Under this agreement, Telecom Argentina incurred and paid to Telecom Italia P$4 million for the year ended December 31, 2007.

The following technical services agreements have been entered into by Telecom Argentina and Telecom Personal with Telecom Italia.

In 2005, Telecom Argentina entered into a technical services agreement that was submitted for evaluation by an independent firm that found it to be “reasonable” and “in accordance with market practice in all material respects.” Since Telecom Italia is a related party of Telecom Argentina, the 2005 agreement and an agreement containing similar terms entered into in 2006, were approved pursuant to the prior approval process described above. Both agreements were timely approved by Telecom Argentina’s Board of Directors. In 2007, Telecom Argentina and Telecom Italia entered into a new technical services agreement containing terms similar to those of the previous agreements, which was also approved pursuant to the prior approval process described above. Under these agreements, Telecom Argentina incurred P$12 million for the year ended December 31, 2007, P$9 million for the year ended December 31, 2006 and P$7 million for the year ended December 31, 2005.

In 2005, Telecom Personal entered into a technical services agreement with Telecom Italia Mobile S.p.A. (currently merged with Telecom Italia) and, in 2006 and 2007, into technical services agreements with Telecom Italia. As called for in the covenants assumed by Telecom Personal as part of its debt restructuring process and by the terms of its debt agreements, as the case may be, both the 2005 and 2006 technical services agreements, which amounts exceeded 1% of Telecom Personal’s shareholders’ equity, were submitted for evaluation by an independent firm which concluded that these agreements were “reasonable” and “in accordance with market practice in all material respects” and were subsequently approved by Telecom Personal’s Board of Directors. Since the amount of the technical services agreement entered into in 2007 did not exceed 1% of Telecom Personal’s shareholders’ equity, it only required the approval of the Board of Directors. Under these agreements, Telecom Personal incurred costs of P$10 million for the year ended December 31, 2007, P$3 million for the year ended December 31, 2006 and P$5 million for the year ended December 31, 2005.

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal, Publicom –until April 2007, Núcleo and Telecom Argentina USA) resulted in income for Telecom Argentina of approximately:

•                  P$515 million for the year ended December 31, 2007, resulting from income of (i) P$484 million from Telecom Personal for charges for network connectivity, traffic interchange costs, costs for billing and collecting services, and other charges for administrative services exchanged between the related parties, (ii) P$28 million from Telecom Argentina USA for lease of circuits, (iii) P$1 million from Núcleo for traffic interchange costs, and (iv) P$2 million from Publicom for costs for billing and collecting services and other charges for administrative services exchanged between the related parties. Publicom was a related party until April 2007. See “Item 5—Operating and Financial Review and Prospects—Management Overview—Sale of Publicom.”

Related party transactions among Telecom Argentina and its subsidiaries (Telecom Personal and Telecom Argentina USA) resulted in expenses for Telecom Argentina of approximately:

•                  P$34 million for the year ended December 31, 2007, resulting from expenses of (i) P$13 million to Telecom Personal for wireless traffic charge, and (ii) P$21 million to Telecom Argentina USA for lease of circuits.

As of December 31, 2007, we had no loans outstanding to executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                     FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Recent Developments.”

Legal Proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. As of December 31, 2007, Telecom has established reserves in an aggregate amount of P$368 million to cover potential losses related to these claims and contingencies in its Consolidated Financial Statements (P$76 million were deducted from assets and P$292 million have been ìncluded under liabilities).

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

Argo appealed the District Court’s judgment to the United States Court of Appeals for the Second Circuit. On May 29, 2008, the United States Court of Appeals for the Second Circuit rejected Argo’s appeal. Argo can file an appeal from this decision within a period of 30 days from the entry of the court order on May 29, 2008, to the Supreme Court of the United States.

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

In an attempt to clarify the issue of successor liability for labor claims in favor of Telecom Argentina, Decree No. 1803/92 was issued on September 29, 1992 by the executive branch in Argentina. It stated that various articles of the Argentine Employment Contract Act, or the articles which form the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. However, in December 1996, in a case in which Telefónica (Telecom Argentina’s competitor) was party, the Supreme Court found the Articles to be applicable to privatizations and therefore concluded that transferors and transferees under these privatizations are jointly and severally liable for obligations arising from employment contracts.

As of December 31, 2007, the total amount of these labor claims filed against Telecom Argentina, including accrued interest and expenses, was approximately P$11 million. Interest and expenses will continue to accrue on any pending amount until it is paid in full. Telecom Argentina believes that the pending claims will not have a significant effect on our results of operations or financial position for these claims for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom Argentina in respect of these claims and (2) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom Argentina to debit an account of the Argentine Government at Banco

Nación for any amounts payable by the Argentine Government under this indemnity. Under the Debt Consolidation Act, ENTel and the Argentine Government may discharge their above-described obligations to Telecom Argentina by issuing 16-year bonds to Telecom Argentina. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine Government comply with its Transfer Agreement obligations.

Although we cannot guarantee the outcome of these proceedings, in the opinion of our management and internal legal counsel, the final outcome of these proceedings will not have a material effect on our financial position and results of operations.

Other Labor Claims

As a consequence of the privatization of telephone services in Argentina, the weekly working period varied from 35 to 40 hours. Telecom Argentina recognized this increase by giving its employees a salary raise under Collective Bargaining Agreement (CBA) (No. 201/92) and the Record dated May 22, 1992. Said increase was gradually incorporated to the basic salary up to 40%. On June 28, 1994, Telecom Argentina and FOESSITRA made an agreement to substitute a portion of the salary raise with tax-free food vouchers (a fringe benefit). This change gave rise to claims for back pay. Telecom Argentina considers the grounds for these claims invalid since the aforementioned change resulted in a greater benefit to the employees, and additionally, because in 2003 FOETRA Sindicato Buenos Aires and Telecom Argentina made a new agreement setting out new salary scales for employees working in Buenos Aires city and Greater Buenos Aires. Telecom Argentina’s management and legal counselors consider it is possible to reach out-of-court agreements with respect to these claims.

During fiscal year 2005, judicial claims were received regarding the salary concept of Section 15 of the CBA 201/92 that established an additional payment for greater daily working hours and a reduction of daily working hours. These claims were advanced by the labor unions and became the subject of negotiations for improvements in salary levels and labor conditions to be applicable in the future in order to avoid new claims. As a result of such negotiations, and in accordance with the criteria adopted by the Labor Court of Appeals, Telecom Argentina agreed to a new salary scale as of January, 2006, and a reduction in daily working hours by half an hour for the employees in charge of the “telegestión” and by 45 minutes for the rest of the employees included in the CBA, as of March 2006 and conditioned upon a maintenance of the quantity and quality of production. As a result of that agreement, since January 2006 the cause of the judicial claims has disappeared, so it is unlikely that Telecom Argentina will receive new claims for periods after January 2006. The judicial and extrajudicial claims received during year 2006 were related to periods before January 2006. While most of these claims have been agreed upon by the parties or are in negotiations, new claims in connection to that period (before January 2006) could be received in the future.

During April 2006, an agreement was entered into between Telecom Argentina and the labor union of technical and senior employees that recognized new scales for salaries since January 2006.

Resolution No. 444/2004 of the Ministry of Labor, Employment and Social Security (the “Ministry of Labor”) recognized FOETRA Buenos Aires Union as the representative of Telecom Personal employees in the collective bargaining process. Telecom Personal appealed the Resolution in reliance on the argument that enforcement of such Resolution would effect a modification of the existing union agreement with the Argentine Federation of Commercial and Service Employees that workers of Telecom Personal maintain under the Collective Labor Agreement No. 130/75 and would be in conflict with the agreement realized between the Ministry of Labor itself for the employees of Movicom (the first operator of cellular telephone service) under which it recognized the applicability of the Collective Labor Agreement No. 130/75 to the same business which today constitutes the principal business of Telecom Personal.

The remedy sought by Telecom Personal was initially denied at the administrative level and then denied by the Labor Appeal Court on December 6, 2006. The decision was subsequently appealed and the issue is currently pending before the National Supreme Court of Justice.

Additionally, former sales representatives of Telecom Personal have brought legal actions for alleged untimely termination of their contracts and have submitted claims for the payment of different items such as commission differences, seniority bonuses and lost profit. While decisions on some of these claims are still pending, some of the claims have been agreed upon by the parties, while others have obtained a favorable partial judgment.

In recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional and that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Employment Contract Act to restrict an employer’s ability to change the form and conditions of work expected of an employee.

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of the city of Buenos Aires turnover tax. The Court of Appeals rejected some objections and has postponed the consideration of the others until it issues its final decision. In October 2001, the federal Chamber of Appeals for Contentious and Administrative Matters issued a precautionary measure, or the “Precautionary Measure.” The Precautionary Measure requires the Argentine Government and the co-defendant companies, including Telecom Argentina, “to abstain from applying the corrections set forth in art. 2 of the agreements approved by Decree No. 2585/91 until a final sentence is issued.” This measure suspended the ability of the telecommunications companies to increase tariffs by reference to the U.S. consumer price index. The Public Emergency Law and the reformation of the exchange regime, however, has an analogous result to that proposed by the Precautionary Measure by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. As of the date of this Annual Report, a lower court has dismissed the claim based upon an expired statute of limitations and a decision of the Court of Appeals is now pending.

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

Law No. 25,790 provided for the extension (until December 31, 2004) of the term for the renegotiation of public works and services contracts stipulated in Law No. 25,561. Such law also stipulates that the Argentine Government will not be bound in its renegotiation of these contracts by any regulations with respect to public works and services currently in effect. Laws No. 25,972, 26,077, 26,204 and 26,339 provided for extensions (until December 31, 2005, 2006, 2007 and 2008, respectively) of the term of the Public Emergency Law.

Although we cannot guarantee the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the possibility that they will have a significant impact on our financial position is remote.

On August 14, 2003, Telecom Argentina was served notice of a legal action brought by the “Union of Users and Consumers” against Telecom Argentina, Telefónica and the SC. The action was filed before the Federal Court in Administrative Litigation Matters No. 8 and requested the reimbursement of certain charges related to special equipment included in monthly basic charges billed by Telecom. On August 22, 2003, Telecom Argentina contested this claim on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations. As of the date of this Annual Report, the decision on this claim is still pending.

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

The action seeks to obtain the reimbursement of any amounts billed to Telecom Personal customers with respect to an investment contribution to the Universal Service Fiduciary Fund. From the time such amounts began to be billed to customers to the time the charges ceased, plus compensatory interest on any awarded damages, at such rate applied by each company to its customers in the event of a delay in customer bill payments. As of the date of this Annual Report, the decision on this claim is still pending.

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

Tax Matters

On March 4, 2000, our subsidiary, Micro Sistemas S.A. (“Micro Sistemas”), received a notice from the Secretary of Treasury requesting Micro Sistemas to pay P$1,147,373 (approximately P$4.7 million as of December 31, 2007) in fines with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas. On December 15, 2000, Micro Sistemas sent a response to the tax authority (i) stating that the notice should be nullified because the statutory period for making such a claim had passed and (ii) objecting to the tax authority’s assertion that Micro Sistemas had not complied with the terms and conditions of its special tax rate. On October 24, 2005 Micro Sistemas received a notice from the Subsecretary of Public Income (Secretary of Treasury) rejecting its motion for review and granting a second-level further appeal. On August 31, 2007, the Ministry of Economics and Production issued a resolution rejecting such second-level further appeal. Having exhausted the administrative appeal procedure, on October 3, 2007, an appeal was filed before the National Appeal Chamber for Federal Administrative Matters which to this date is still pending. Legal counsel working on this claim believes that decisions reached in the administrative appeal procedure failed to fully consider the solid arguments of the defense, and that these arguments should allow the court to reject the resolution adopted by the Secretary of Treasury. In addition, in the judicial setting, other defenses and justifications have been presented, which in the opinion of such legal counsel provide factual and legal basis to obtain the rejection of the Secretary of Treasury’s resolution. Further, if Micro Sistemas is required to pay these amounts, Telecom Argentina may be able to seek their reimbursement pursuant to the indemnity provided by the former owners of Micro Sistemas pursuant to the contract pursuant to which Micro Sistemas was purchased in 1997. Taking into account both the strong factual and legal basis to obtain the rejection of the Secretary of Treasury’s resolution and the existence of such indemnity obligation, Telecom Argentina’s management considers that the possibility that Micro Sistemas must respond to the Secretary of the treasury’s claim is remote.

Regarding the case commenced by the AFIP against companies that issued invoices for services that would not have been rendered to third parties, as of the date of this Annual Report, the court’s ruling regarding the lack of merit of all claims against the Chairman of Telecom Argentina is still in effect. During 2008, per a request filed by the prosecutor in October 2007, the court called individuals to give testimony. Among them, there are officers and/or employees of Telecom Argentina, the majority of whom have had no functional connection with the facts under investigation but that have been called to interrupt the statute of limitations. Most of these testimonies will take place during 2008. To the date hereof some testimonies are still pending. The Court has not yet ruled on the situation of any of the officers and/or employees of Telecom Argentina who have been called to give testimony. None of these officers and/or employees of Telecom Argentina have been able to provide information which appears relevant to the investigation.

In December 2000, the AFIP initiated a claim for income tax for fiscal years 1993 through 1999 for approximately P$52 million, based on a difference in the criteria used by Telecom Argentina to calculate the depreciation of its Fiber Optic network. Notwithstanding the existence of some jurisprudential precedents to the contrary, in April 2005, the National Fiscal Tribunal issued a decision finding that taxes and interest were due with respect to these claims, but rejecting the AFIP’s claim for imposition of a fine. In August 2005, Telecom appealed the decision to the National Appeal Chamber for Federal Administrative Matters, which has confirmed the resolution of the National Fiscal Tribunal and has determined a fine amounting to P$6.6 million as of October 2007. Telecom Argentina appealed this decision before the Argentine Supreme Court of Justice. As of the date hereof, Telecom Argentina has paid P$12.5 million in principal and P$24.8 million in interest and has recorded a charge to income taxes of P$12.5 million and to financial results, net (interest generated by liabilities) P$24.8 million in the income statement.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the Argentine Government amounting to P$37.3 million which Telecom Argentina estimates it would recover through government bonds. Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit. If the judicial appeals are not favorably resolved, Telecom Argentina estimates it will be required to pay approximately P$15 million (including P$6.6 million in fines).

Additionally, in December 2001, the AFIP also initiated a P$2.2 million claim in connection with Telecom’s participation in Telintar, for fiscal years 1993 through 1999. In July 2005, the National Fiscal Tribunal issued a decision finding that taxes were due with respect to these claims, but rejecting the AFIP’s claim for imposition of interest and a fine. In October 2005, Telecom Argentina appealed the decision to the National Appeal Chamber for Federal Administrative Matters. During the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to P$0.5 million against income taxes in the income statement.

Despite the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2003, the AFIP assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits. In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid P$10.8 million in principal and P$8.3 million in interest (recorded as a provision during fiscal year 2005). If the claim is resolved in Telecom Argentina’s favor, there will be a contingent receivable against the Argentine Government amounting to P$19.1 million which Telecom Argentina estimates it would recover through government bonds. Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of this Annual Report, Telecom Argentina had appealed the decisions related to these claims before the National Fiscal Tribunal. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment. If Telecom Argentina is not successful in the matters under appeal, Telecom Argentina’s financial position and results of operations could be affected by an additional loss of approximately P$98 million, including the amount of the claims, accrued interest and potential fines as of December 31, 2007.

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

Additional tax matters are discussed under “Item 5—Operating and Financial Review and Prospects–Taxes.”

General Proceedings

Different legal actions were brought by former employees of the Company against the Argentine Government and the Company requesting that Decree No. 395/92 – which expressly exempts the Company from issuing the profit sharing bonds required by Law No. 23,696 – be stricken down as unconstitutional and, claiming as a result, compensation for the damages they had suffered because such bonds had not been issued.

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

There are several proceedings that have been initiated against us with respect to alleged regulatory violations from 2000 to May 2008. If the outcomes of these proceedings are unfavorable to us, they could result in fines of approximately P$7.9 million. For each of these proceedings, we are challenging CNC’s imposition of fines before administrative authorities and/or the courts. The most significant of these proceedings relate to the printing of telephone directories in small font sizes which were allegedly not clear enough to read and did not comply with the terms to remedy such non-compliance and problems relating to failures in the process of presubscribing in several cases. Theft of telephone cables was a problem of increased significance for us in 2005 and 2006, and the CNC imposed fines for delays ascribed to stolen cables in 2005.

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in accordance with Argentine environmental law in relation to our waste management based on liquid drainage at an underground chamber. The action was brought to require Telecom Argentina to register with the National Register of Generators and Operators of Hazardous Waste. Such registration requires Telecom Argentina to pay an annual fee which is calculated by applying a formula that considers the extent of the hazard and quantity of the waste. Telecom Argentina believes that its activities do not generate such waste, and that the waste in the underground chamber was generated by other parties. Telecom Argentina nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite formal responses in connection with this administrative proceeding and we believe that we will not have to register with any environmental agency as a result of this liquid drainage. As of the date hereof, notwithstanding the considerable passage of time, there has been no resolution of the matter.

Since year 2005, a noticeable increase in judicial and out-of-court claims seeking the collection of various municipal fees has been seen in the different municipalities and in the Government of the City of Buenos Aires. As of December 31, 2007, the Company has a reserve of approximately P$34.6 million for such claims.

For a description of certain administrative appeals made by the Telecom Group with respect to certain regulatory actions, see “Item 4—Information on the Company—Regulatory Framework.” For a description of certain tax matters, see “Item 5—Operating and Financial Review and Prospects—Taxes.”

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

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. Following this action, Telecom’s accumulated deficit amounted to P$1,836 million and its legal reserve was fully depleted. As a result, pursuant to the Argentine Companies Law, Telecom Argentina was not permitted to distribute any dividends for the year ended December 31, 2005. Similarly, Telecom Argentina’s shareholders, at their meeting of April 27, 2007, approved the transfer of the accumulated deficit at December 31, 2006, in its entirety, to the next fiscal year. Following this action, Telecom’s accumulated deficit amounted to P$1,592 million and no dividends were permitted for fiscal year 2006. Additionally, Telecom Argentina’s shareholders, at their meeting of April 29, 2008, approved the transfer of the accumulated deficit at December 31, 2007, in its entirety, to the next fiscal year.  Following this action, Telecom’s accumulated deficit amounted to P$708 million and no dividends were permitted for fiscal year 2007. Until it absorbs the remaining accumulated deficit and fully reconstitutes its legal reserve to an amount of P$277 million, Telecom Argentina will be similarly prohibited from making any distributions.

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

ITEM 9.                                                     THE OFFER AND LISTING

The capital stock of Telecom Argentina is divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing approximately 51% of the outstanding capital stock of Telecom Argentina, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing approximately 45% of the outstanding capital stock of Telecom Argentina, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 4% of Telecom Argentina’s outstanding capital stock.

As of December 31, 2007, the number of shares authorized and outstanding was as follows:

Class A Shares	502,034,299
Class B Shares	440,910,912
Class C Shares	41,435,767
Total	984,380,978

The Class B Shares are currently listed on the Buenos Aires Stock Exchange. The ADSs representing Class B Shares are currently listed on the New York Stock Exchange under the symbol TEO. Each ADS currently represents 5 Class B Shares.

Because of the serious economic situation in Argentina, the Buenos Aires Stock Exchange resolved to trade Telecom Argentina’s listed shares in a reduced trading panel beginning in April 2002 (according to the provisions of Section 38(b) of the rules to list on the exchange). Telecom Argentina’s shares continued to trade on the reduced trading panel so long as its negative retained earnings absorbed the totality of its reserves and more than fifty percent of its adjusted capital stock. Trading of Telecom Argentina’s former corporate bonds was also transferred to a reduced trading panel (according to the provisions of Sections 39(a) and (c) of the exchange rules mentioned above)

as a consequence of its suspension of payments on our financial indebtedness and the above-mentioned position of its shareholders’ equity. The Buenos Aires Stock Exchange transfers an issuer’s securities to the reduced trading panel (“rueda reducida,” as opposed to the “rueda común”) upon the occurrence of certain negative events, such as  the aforementioned and others including the voluntary filing for Concurso preventivo or the failure to file financial information as required by applicable regulations. A transfer to the reduced trading panel informs investors that a negative event has occurred with respect to an issuer. In addition, on April 2002, Telecom Argentina’s notes that were listed on the Luxembourg Stock Exchange were also suspended from listing.

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

The table below shows the high and low closing prices of the Class B Shares in pesos for the periods indicated on the Mercado de Valores de Buenos Aires (the “Buenos Aires Stock Market” or “BASM”), the current principal non-U.S. trading market for such securities. See “—The Argentine Securities Market.” Prices have been adjusted to reflect dividends, if any. See “Item 3—Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below.

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
2003	5.15	1.65
2004	6.60	4.19
2005	8.65	6.00
2006	11.95	6.10
2007	17.25	11.75

Quarterly
2006
First Quarter	8.48	7.32
Second Quarter	8.16	6.10
Third Quarter	8.70	6.90
Fourth Quarter	11.95	8.22
2007
First Quarter	14.00	11.75
Second Quarter	17.25	13.35
Third Quarter	16.85	12.50
Fourth Quarter	16.90	14.05

Monthly
2007
December	16.65	14.30
2008
January	15.00	12.50
February	15.20	13.10
March	14.80	12.15
April	13.90	11.15
May	12.35	10.90
June (through June 25, 2008)	12.40	9.85

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

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS
	High	Low
Annual
2003	8.83	2.40
2004	11.11	7.32
2005	14.63	10.20
2006	21.64	9.76
2007	28.36	19.52

Quarterly
2006
First Quarter	14.04	11.72
Second Quarter	13.59	9.76
Third Quarter	14.15	10.97
Fourth Quarter	21.64	13.69
2007
First Quarter	22.87	20.10
Second Quarter	28.36	21.72
Third Quarter	26.41	19.52
Fourth Quarter	26.96	21.75

Monthly
2007
December	26.58	22.13
2008
January	23.97	20.16
February	23.29	20.40
March	22.95	18.76
April	21.67	17.24
May	19.00	16.44
June (through June 25, 2008)	19.36	15.35

On June 25, 2008, the reported last sale price of the ADSs on the New York Stock Exchange was US$15.74.

Class B Shares also quote in the Mexican Stock Exchange through the International Quotation System (“SIC”).

Plan of Distribution

Not applicable.

The Argentine Securities Market

There are twelve securities exchanges in Argentina, of which six (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. For the year ended December 31, 2007, the ten most actively traded equity issues represented approximately 78% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

(iii)  the Transparency Decree provides for the creation of an Audit Committee for those companies making public offering of its shares. The Audit Committee must be formed by at least three members of the Board, the majority of which must have the condition of independence; and

(iv)  any tender offer to purchase voting shares of a company which trades its shares publicly will be either voluntary or mandatory. In both cases the offer shall be addressed to all owners of said shares. The CNV has regulated the procedure pursuant to General Resolution 401/02, published in the Official Bulletin on April 5, 2002.

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

In addition to the foregoing, the Transparency Decree ratifies the principles of liberty of creation of negotiable securities, facilitates the commencement and resolution of issues related to the liability of the members of the administrative body, defines the notions of “controlling person” and “concerted practice,” clarifies certain tasks of the CNV, modifies the summary proceeding for the application of sanctions by the CNV and establishes provisions applicable to public companies, in particular in the field of options over shares, acquisition of shares by the issuing company, withdrawal of companies of the public offering regime, celebration of remote board meetings, issuing of shares for the employees of the listing companies and compensation of directors.

The CNV has regulated the Transparency Decree issuing: (i) Resolution No. 400/02 published in the Official Bulletin on April 5, 2002, which in general terms refers to: (a) the existence of “concerted practices”; (b) the scenarios where the execution of operations destined to stabilize the market price of securities are allowed; (c) acts or agreements among related parties; (d) voluntary withdrawal from the public offer regime when such affects the shares of the issuer, etc. and (ii) Resolution No. 401/02 of the CNV published in the Official Bulletin on April 5, 2002, which regulates the public offering of acquisition and the exchange offer of securities. An Argentine court held that Section 29 of the Transparency Decree was unconstitutional. Section 29 of the Transparency Decree refers to the legal regime for purchases of residual equity interests in a public company.

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2007	2006	2005	2004	2003
Market capitalization (P$ billions)(1)	1,773	1,229	771	690	542
As percent of GDP(1)	218	188	163	146	173
Volume (P$ millions)(1)	209,905	131,984	145,523	82,099	84,487
Average daily trading volume (P$ millions)(1)	850	532	576	326	339
Number of traded companies (including Cedears)	278	268	259	235	234

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.
Sources: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.                                              ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered in the Inspección General de Justicia (General Board of Corporations) on July 13, 1990 under number 4570, book 108, volume “A” of Corporations. The bylaws with all amendments thereto was registered in the General Board of Corporations on October 24, 2005 under number 12799, book 29 of Corporations.

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

Notice of the stockholders’ meeting must be published in the Official Bulletin of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty days prior to the meeting. In order to attend a meeting, stockholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. If so entitled to attend the meeting, a stockholder may be represented by proxy.

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

Argentine law permits that the Board of Directors of certain companies (such as Telecom Argentina) approves the distribution of anticipated dividends on the basis of a quarter balance or a balance sheet especially prepared for purposes of paying such dividends, provided that both the external auditors and the Supervisory Committee have issued an opinion report. The actual payment of these dividends, and the perfection of the obligation to pay them remains subject to the availability of sufficient disposable income as determined in the financial statements for the year.

Capital Increase and Reductions

Telecom Argentina may increase its capital upon authorization of the stockholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under “Preemptive Rights.”

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

At the shareholders’ annual meeting held on April 27, 2006, Telecom Argentina’s shareholders approved the financial statements for the year ended December 31, 2005 and approved the decision to apply all of the legal reserves of Telecom Argentina and a certain portion of the capital adjustment account to absorb the accumulated losses. As a result, Telecom Argentina reduced its losses and regularized its situation under Article 206, and was not, and currently is not required to reduce its capital stock. At the shareholders’ annual meeting held on April 27, 2007, Telecom Argentina’s shareholders approved the financial statements for the year ended December 31, 2006 and approved the decision to transfer the accumulated deficit at December 31, 2006, in its entirety, to the following fiscal year. Similarly, Telecom Argentina’s shareholders, at their meeting of April 29, 2008, approved the transfer of the accumulated deficit at December 31, 2007, in its entirety, to the next fiscal year.

Preemptive Rights

Under Argentine law, holders of a company’s common shares of any given class have preferential or preemptive rights, proportional to the number of shares owned by each holder, to subscribe for any shares of capital stock of the same class as the shares owned by the stockholder or for any securities convertible into such shares issued by the company.

In the event of an increase in capital, stockholders of Telecom Argentina of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Telecom Argentina’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class B or Class C Shares are not preempted by the existing holders of each such class, the other classes may preempt such class. However, if any shares of Class A are not preempted by the existing holders of such class, holders of Class B or Class C Shares shall have no preemptive rights with respect to such shares of Class A unless otherwise approved by the regulatory authorities. Preemptive rights must be exercised within thirty days following the time when notices to the stockholders of their opportunity to preempt the capital increase are published for three days in the Official Bulletin of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Companies Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of stockholders when required by the interest of the company.

Conflicts of Interest

A stockholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See “Item 3—Key Information—Risk Factors—Risk Factors Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.”

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

Additionally, the Transparency Decree dictates that the contracts between a company and a director (that qualifies as a “related party”) when they exceed 1% of the shareholders’ equity of the company, must be submitted to prior approval of the Audit Committee or of two independent evaluation firms to ensure that the transaction is in accordance with market conditions. Such transactions must also be approved by the Board of Directors and reported to the CNV and the markets where the shares of the company are listed. If the Audit Committee or the independent evaluation firms have not determined the terms of the transaction to be “reasonably acceptable to the market,” then the contract in question must be submitted for consideration at a shareholders’ meeting.

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

Comparison of Corporate Governance Standards

For a comparison of the significant ways in which Telecom Argentina’s corporate governance policies differ from those followed by U.S. companies under New York Stock Exchange listing standards, please see our website at www.telecom.com.ar, which contains a discussion of significant differences between Telecom Argentina’s corporate governance practices and the practices of U.S. companies under the New York Stock Exchange’s Listed Company Manual. This discussion was last updated in September 14, 2007.

MATERIAL CONTRACTS

For information regarding the Acuerdo Preventivo Extrajudicial (“APE”) agreement and a summary description of the notes issued pursuant to the APE, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” For information regarding the shareholders’ agreements, see “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements.” We are not a party to the shareholders’ agreements.

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

Having completed its debt restructuring as of August 2005, Telecom Argentina is no longer subject to certain significant BCRA restrictions. However, restrictions imposed by the BCRA that do continue to apply to our operations include the following:

(i)             subject to certain exceptions, the acquisition of foreign currency as an investment or to apply it to foreign portfolio investments is limited, on a monthly basis, to the larger of US$2 million or the total amounts paid for export duties plus three times the amount paid of certain taxes during the second month prior to the acquisition of said foreign currency, provided that as of the date of acquisition, Telecom Argentina does not hold due and unpaid principal or interest foreign debt;

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

Any inflow of funds to the local foreign exchange market arising from, but not limited to, the following transactions are not subject to the 30%-mandatory deposit: (a) foreign indebtedness of Argentine residents under foreign trade financings; (b) primary debt security issuances with a public offering and listed; (c) foreign indebtedness with Multilateral and Bilateral Credit Institutions and Official Credit Agencies, directly or through their related agencies; (d) investments of non-Argentine residents in Argentina under (i) primary subscription of securities issued by the public sector (except for securities issued by the BCRA); and (ii) direct investments, including capital contributions to local companies of direct investment (namely, a company set up or not as legal entity in which the foreign direct investor holds at least 10% of ordinary shares or voting rights or its equivalent), and foreign funds transferred into Argentina by non-Argentine residents for the purpose of purchasing local assets that qualify as direct investment (such as real estate located in Argentina); and (e) foreign financial indebtedness provided: (i) the proceeds from the exchange settlement, net of taxes and expenses, to the purchase of foreign currencies to cancel foreign debt principal and/or to the creation of long term foreign assets; or (ii) they are incurred and cancelled in an average life of not less than two years, including payments of principal and interest in the calculation, and to the extent they are applied to investments in “non financial assets.” In this context, “non financial assets” investments means investments of assets capable of being registered in the financial statements of the borrower either as fixed assets, mining cost intangibles, investigation, prospection and exploration expenses or purchases of exploitation rights or investments in assets qualifying as intellectual property rights which are commercialized through the assignment of exploitation rights, each of which must be registered in the balance sheet of the borrower as intangible assets.

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

Taxation of Dividends

Pursuant to Argentine Law No. 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of Telecom Argentina on the Class A, B and C Shares or ADSs are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, under such law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), shall have to withhold a 35% tax from such excess. For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the company during the fiscal year in which the profits that are being distributed were earned and (2) adding the dividends and profits received as distributions from other corporations not subject to tax. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Capital gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or Class A, B and C Shares are not subject to tax.

Tax on Personal Property

Pursuant to the Argentine Tax on Personal Property, as amended by Law No. 26,317 as from fiscal year ended on December 31, 2007, the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of this tax, the ADSs and Class A, B and C Shares will be considered as assets located in Argentina. The tax applies to assets having an aggregate principal amount equal or higher than P$305,000.

Although the Tax on Personal Property does not explicitly apply to individuals or entities domiciled outside Argentina, pursuant to Argentine Law No. 25,585 passed by the Argentine Congress and published in the Official Bulletin on May 15, 2002, shares of stock corporations, such as the ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares, or other equity interests in companies regulated by Argentine Companies Law 19,550, as amended, and whose holders are individuals and/or undivided estates domiciled in Argentina or in a foreign country, shall be subject to the Tax on Personal Property. Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Telecom.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as of December 31, 2007. The tax so paid shall be considered as a definite payment.

The abovementioned rules include an irrebuttable presumption that shares of stock corporations, such as the ADSs (held in book entry form or evidenced by ADRs) and the Class A, B and C Shares, and other equity interests of companies regulated by Argentine Companies Law 19,550, as amended, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

We are required to pay this tax on behalf of the holders of our ADSs, Class A, B and C Shares. We have the right to obtain reimbursement of the amounts paid from our shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

The amendment set forth by Law No. 25,585 applies as of December 31, 2002. Furthermore, Law No. 25,585 has been regulated by the AFIP through General Resolution 2151/06, published in the Official Bulletin on November 3, 2006, which establishes that since the fiscal year ended December 31, 2002, the companies in charge of the payment of this tax (such as Telecom) shall determine and pay the tax by May of each year.

Therefore, ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina will be subject to the Tax on Personal Property which, as mentioned above, shall be paid by Telecom Argentina on behalf of such holders of ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares. Although Telecom Argentina has the right to obtain reimbursement of amounts paid on behalf of holders, as of the date of this Annual Report no effective procedure has been developed which would allow Telecom Argentina to collect from its shareholders the amount of the Tax on Personal Property paid by Telecom Argentina on their behalf. No assurances can be made that Telecom Argentina will be successful in seeking reimbursement of such taxes paid from holders of ADSs and Class A, B, and C shares. Until such procedures are developed, payment of such taxes will constitute additional expenses for Telecom Argentina.

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

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. This summary applies only to persons that hold ADSs or Class B Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

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

•                  persons holding ADSs or Class B Shares that own or are deemed to own 10% or more of any class of Telecom Argentina stock; or

•                  persons who acquired our ADSs or Class B Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. U.S. Holders should consult their own tax advisors as to the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares in their particular circumstances, including the effect of any state or local tax laws.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are released before delivery of shares to the depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary receipts. Such actions would also be inconsistent with claiming the reduced rate of tax applicable to dividends received by certain non-corporate tax holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced rate of tax for dividends received by certain non-corporate holders described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that Telecom is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will be included in the income of a U.S. Holder as ordinary dividend income. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations and conditions that may vary depending upon circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on ADSs or Class B Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability. However, amounts paid on account of the Personal Assets Tax will not be eligible for credit against a U.S. Holder’s federal income tax liability.The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine taxes in computing taxable income, subject to generally applicable limitations under U.S. tax law.

Sale, Exchange or Other Disposition of ADSs or Class B Shares

Gain or loss realized by a U.S. Holder on the sale, exchange and other disposition of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the ADSs or Class B shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares and the amount realized on the disposition. Gain or loss, if any, will generally be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Telecom believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2007. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time-to-time, there can be no assurance that Telecom will not be considered a PFIC for any taxable year. If Telecom were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or a Class B Share, certain adverse consequences could apply to the U.S. Holder.

If Telecom is treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of the ADSs or Class B Shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class B Shares sold, exchanged or disposed. The amounts allocated to the taxable year of the sale or other exchange and to any year before Telecom became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or Class B Shares to the extent in excess of 125 percent of the average of the annual distributions on ADSs or Class B Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. persons (including a mark to market election) that may mitigate the adverse consequences resulting from PFIC status.

In addition, if Telecom Argentina were to be treated as a PFIC in a taxable year in which Telecom Argentina pays a dividend or the prior taxable year, the 15% maximum tax rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

Telecom files annual and special reports and other information with the SEC. You may read and copy any document that Telecom files at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Telecom’s filings at the regional offices of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois, 60604 and 233 Broadway, New York, New York 10279. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

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

ITEM 11.                                              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2007 that are sensitive to changes in interest rates and foreign exchange rates. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our borrowings in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

We do not have any other material market risk exposure.

(a)   Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations and, to a lesser extent, our historical capital expenditures for network equipment. Since the Convertibility Law pegged the peso at a value of P$1.00 per US$1.00, exchange rate risks prior to 2002 were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine Government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Item 10—Additional information—Foreign Investment and Exchange Controls in Argentina.”

Our results of operations are very sensitive to changes in the peso/dollar and peso/euro exchange rates because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars or euro. As of December 31, 2007, a substantial majority of our consolidated debt obligations (approximately 98%) were issued in currencies other than the Argentine peso. As of December 31, 2007, approximately 47% of our financial debt was issued in U.S. dollars, approximately 44% was issued in euro, approximately 6% was issued in Japanese yen and approximately 1% was issued in guaraníes.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company has entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuations with respect to the U.S. dollar, which remain in effect as of the date of this Annual Report. The hedge contracts do not include any requirement to post collateral. As of December 31, 2007 the estimated market value of the U.S. dollar/euro swap contract was positive US$66.9 million and of the U.S. dollar/yen contract was negative US$0.5 million. See Note 8.2 to our Consolidated Financial Statements for a more detailed discussion of our swap agreements. Because the Company primarily generates cash flows in Argentine pesos and the terms of the swap do not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective.

Additionally the Company has time deposits that were issued in U.S. dollars (approximately 90%) and euros (approximately 6%) that are also sensitive to changes in the peso/dollar and peso/euro exchange rates.

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

Actions taken by the Argentine Government could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Argentine peso against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition. However, we believe that significant depreciation in the Argentine peso against major foreign currencies may have a material adverse impact on our capital expenditure program.

(b)   Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates on our debt obligations. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding floating rate borrowings.

Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates and interest rates as of December 31, 2007. We conduct our business primarily in Argentine peso, which is also our functional and reporting currency. For debt obligations, the table presents cash flows by expected maturity dates based on the amortization schedules set forth in the relevant debt instruments and related weighted average rates.

	Consolidated Debt as of December 31, 2007
	(P$ millions)
	Total Outstanding 2007	2008	2009	2010	2011	2012	+2013		Fair Market Value (1)
U.S. Dollars	1,528	47	5	821	519	47	89		1,534
Fixed rate	1,476	—	—	821	519	47	89		1,482
Average interest fixed rate	9.04%
Variable rate	52	47	5	—	—	—	—		52
Average interest variable rate	7.86%
Euros	1,417	—	—	46	353	353	665		1,317
Fixed rate	1,417	—	—	46	353	353	665		1,317
Average interest fixed rate	4.83%
Japanese Yen	197	—	—	6	49	49	93		187
Fixed rate	197	—	—	6	49	49	93		187
Average interest fixed rate	1.93%
Argentine Pesos	63	44	—	—	5	5	9		63
Fixed rate	19	—	—	—	5	5	9		19
Average interest fixed rate	3.23%
Variable rate	44	44	—	—	—	—	—		44
Average interest variable rate	20.00%
Guaraníes	22	22	—	—	—	—	—		22
Fixed rate	22	22	—	—	—	—	—		22
Average interest fixed rate	5.50%
Total Group Debt (principal)	3,227	113	5	873	926	454	856		3,123
Estimated effect of expected prepayments	—	1,328	1,029	(121)	(926)	(454)	(856)		—
Total Group Debt based on expected prepayments (2)	3,227	1,441	1,034	752	—	—	—		3,123
Accrued interest	30	30	—	—	—	—	—		30
Derivatives	3	3	—	—	—	—	—		3
Effect on discounting Debt	(62)	—	—	—	—	—	(62	)(3)	—
Total Group Debt	3,198	1,474	1,034	752	—	—	(62)		3,156

(1)	The fair value of the Company’s debt as of December 31, 2007 is estimated based on its quoted market price.

(2)

Telecom Argentina’s Series A and Series B notes contain mandatory prepayment requirements which require it to apply its “excess cash” for specified purposes, including prepayment of the notes. Total Group Debt after estimated effect of expected prepayments reflects Management’s expectations, as of December 31, 2007, regarding the effect of this mandatory and optional prepayment provision on its outstanding indebtedness during fiscal years 2008-2009, assuming that all excess cash generated during this period is applied to prepay the Series A and Series B notes. Estimates set forth in this row are Management estimates based on available information as of December 31, 2007 and constitute forward looking statements. These statements are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate. Actual amounts of excess cash that Telecom Argentina has available for prepayments during this period may differ. See “Forward Looking Statements.” Management of the Company will periodically revise its estimates of future excess cash availability and will consider the effect any variations may have. The above estimates of future prepayments were made to satisfy the requirements of Argentine GAAP and do not constitute a modification of the Company’s existing contractual payment commitments, nor should it be considered a decision of the Company to prepay any of its outstanding financial obligations.

(3)	No date due established.

(c)   Sensitivity to Exchange Rates and Interest Rates

We estimate, based on composition of our balance sheet as of December 31, 2007, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro, yen and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately P$100 million of our consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

Additionally we estimate, based on the composition of our balance sheet as of December 31, 2007, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against Argentine peso, plus or minus, would result in a variation of approximately P$26 million of our consolidated financial investments. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

We estimate, based on the current composition of our balance sheet as of December 31, 2007, that every variation in the interest rates of 100 basis points, plus or minus, to our current floating-rate consolidated debt would result in a variation of approximately P$0.5 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. The analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

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

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s management, with the participation of our principal executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007 (the “Evaluation Date”). Based upon that evaluation, our principal executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, and as set forth in its report dated March 7, 2008, and included in Item 18, management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2007. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2007 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

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

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

During 2007, Telecom Argentina’s Audit Committee consisted of at least one Audit Committee financial expert, Mr. Julio Pedro Naveyra, a certified public accountant and a former managing partner of PricewaterhouseCoopers (formerly Coopers & Lybrand Argentina) from October 1991 until his retirement in 2000. From 1973 until 1975, Mr. Naveyra worked in the United States for professional training purposes, where he was an audit supervisor and manager with Coopers & Lybrand Detroit. Mr. Naveyra was also a former Chairman of the CPCECABA from 1983 through 1985, and a former Chairman of the Technical Institute of Public Accountants from 1979 through 1980. Based on Mr. Naveyra’s professional background and training, the Board of Directors of Telecom Argentina has determined for the year 2007 that he meets the criteria for an Audit Committee financial expert. Mr. Naveyra is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

On April 29, 2008, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee for fiscal year 2008 and determined that Domingo Jorge Messuti qualifies as an Audit Committee financial expert. In conducting this evaluation, the Board took into account that Mr. Messuti holds a PhD in Economics from Universidad de Buenos Aires and an MBA from Columbia University (New York); he has lectured in Universidad de Buenos Aires, Universidad de San Andrés and Stanford University (California); he was Chairman of Banco Ciudad de Buenos Aires and BICE and served as a Director for several domestic companies. Based on Mr. Messuti’s professional background and training, the Board of Directors of Telecom Argentina has determined for the year 2008 that he meets the criteria for an Audit Committee financial expert. Mr. Messuti is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

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

ITEM 16C.                                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2007 and 2006.

Services Rendered	2007	2006
Audit Fees (1)	4.5	5.2
Audit-Related Fees (2)	0.1	0.6
Tax Fees	0.2	0.2
All Other Fees (*) (3)	0.1	—
Total	4.9	6.0

(*) Less than P$0.1 million in year 2006.

(1)

Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2007 and 2006, limited reviews of interim financial statements presented during 2007 and 2006, SEC filing reviews and other attestation services and Sarbanes-Oxley Section 404 certification fee.

(2)	Includes fees for permitted internal control advice.

(3)	Includes capacitation fees and access fees to specialized publications.

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

•                  Delegation: the Audit Committee may solely delegate the specific pre-approval of services with any of its members that qualify as an “Independent Director.” An Independent Director must immediately report to the Audit Committee after engaging any service by delegation. Under no circumstances may the authority to either approve or pre-approve services be delegated to Telecom’s management.

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

ITEM 16E.                                       EQUITY SECURITIES PURCHASED BY THE COMPANY OR ANY AFFILIATED PURCHASER

Neither Telecom nor, to Telecom’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Telecom Argentina’s Class B Ordinary Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2007.

PART III

ITEM 17.                                              FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                                              FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-75.

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

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of Guillermo Gully of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Marco Emilio Patuano of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Guillermo Gully, Marco Emilio Patuano and Valerio Cavallo pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Dated: June 27, 2008

Consolidated Financial Statements as of December 31, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005

$  :  Argentine peso

US$  :  US dollar

$3.149  =  US$1 as of December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Argentina.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 18.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

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

PRICE WATERHOUSE & CO. S.R.L.

By /s/ Juan C. Grassi (Partner)
Juan C. Grassi

Buenos Aires, Argentina

March 7, 2008

Management’s Report on Internal Control Over Financial Reporting

Telecom Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom Group as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles (Argentine GAAP) and reconciling the Argentine GAAP figures to US GAAP. Internal control over financial reporting includes those policies and procedures that:

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

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2007. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2007 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Marco Patuano	Guillermo Gully	Valerio Cavallo
General Director of Operations	General Director of Corporate Matters	Chief Financial Officer

Buenos Aires, Argentina

March 7th, 2008

Consolidated Balance Sheets as of December 31, 2007 and 2006

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2007	As of December 31, 2006

ASSETS
Current Assets
Cash and banks	$45	$30
Investments	947	631
Accounts receivable, net	898	743
Other receivables, net	332	128
Inventories, net	157	176
Other assets, net	5	15
Current assets from discontinued operations, net	—	44
Total current assets	2,384	1,767
Non-Current Assets
Other receivables, net	282	412
Investments	2	1
Fixed assets, net	5,738	5,739
Intangible assets, net	760	781
Other assets, net	5	10
Non-Current assets from discontinued operations, net	—	10
Total non-current assets	6,787	6,953
TOTAL ASSETS	$9,171	$8,720
LIABILITIES
Current Liabilities
Accounts payable	$1,640	$1,481
Debt	1,474	1,395
Salaries and social security payable	164	131
Taxes payable	266	221
Other liabilities	50	36
Contingencies	49	85
Current liabilities from discontinued operations	—	24
Total current liabilities	3,643	3,373
Non-Current Liabilities
Debt	1,724	2,703
Salaries and social security payable	43	32
Taxes payable	289	68
Other liabilities	120	102
Contingencies	243	234
Non-Current liabilities from discontinued operations	—	7
Total non-current liabilities	2,419	3,146
TOTAL LIABILITIES	$6,062	$6,519
Minority interest	79	72
SHAREHOLDERS’ EQUITY	$3,030	$2,129
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,171	$8,720

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the years ended December 31,
	2007	2006	2005
Continuing operations
Net sales	$9,074	$7,372	$5,668
Cost of services	(4,963)	(4,484)	(3,676)
Gross profit	4,111	2,888	1,992
General and administrative expenses	(342)	(267)	(236)
Selling expenses	(2,133)	(1,727)	(1,259)
Operating income	1,636	894	497
Gain on equity investees	—	5	7
Financial results, net	(441)	(484)	(308)
Other expenses, net	(98)	(184)	(162)
Gain on debt restructuring	—	—	1,424
Net income before income tax and minority interest	1,097	231	1,458
Income tax (expense) benefit, net	(292)	22	(119)
Minority interest	(23)	(22)	(8)
Net income from continuing operations	782	231	1,331
Discontinued operations
Income from the operations	1	13	3
Income from assets disposal	101	—	—
Net income from discontinued operations	102	13	3
Net income	$884	$244	$1,334
Net income per share	$0.90	$0.25	$1.36

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total	Total Shareholders’ equity
Balances as of January 1, 2005	$984	3,044	4,028	277	24	(3,803)	(3,502)	$526
Foreign currency translation adjustments	—	—	—	—	7	—	7	7
Net income for the year	—	—	—	—	—	1,334	1,334	1,334
Balances as of December 31, 2005	$984	3,044	4,028	277	31	(2,469)	(2,161)	$1,867
As approved by the Shareholders’ Ordinary Meeting held on April 27, 2006:
Absorption of accumulated losses	—	(356)	(356)	(277)	—	633	356	—
Foreign currency translation adjustments	—	—	—	—	18	—	18	18
Net income for the year	—	—	—	—	—	244	244	244
Balances as of December 31, 2006	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	—	—	—	—	17	—	17	17
Net income for the year	—	—	—	—	—	884	884	884
Balances as of December 31, 2007	$984	2,688	3,672	—	66	(708)	(642)	$3,030

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$884	$244	$1,334
Net income from discontinued operations	(102)	(13)	(3)
Net income for the year from continuing operations	782	231	1,331
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	124	103	55
Depreciation of fixed assets	1,377	1,342	1,453
Amortization of intangible assets	39	49	44
Gain on equity investees	—	(5)	(7)
Consumption of materials	80	66	58
Loss on sale/disposal of fixed assets and other assets	(19)	(7)	(6)
Provision for lawsuits and contingencies	79	153	172
Holdings loss on inventories	59	5	14
Interest and other financial losses on loans	498	534	70
Gain on debt restructuring	—	—	(1,424)
Income tax	284	(43)	108
Minority interest	23	22	8
Net increase in assets	(366)	(283)	(147)
Net (decrease) increase in liabilities	(14)	193	236
Total cash flows provided by operating activities	2,946	2,360	1,965
CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,208)	(825)	(547)
Intangible asset acquisitions	(35)	(41)	(33)
Proceeds for the sale of fixed assets and other assets	21	17	—
Proceeds for the sale of equity investees (Note 12)	182	—	—
(Increase) decrease in investments not considered as cash and cash equivalents	(533)	45	668
Total cash flows provided by (used in) investing activities	(1,573)	(804)	88
CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	45	36	1,236
Payment of debt	(1,290)	(1,113)	(4,684)
Payment of interest and debt-related expenses	(293)	(414)	(944)
Dividends paid	(38)	—	—
Payment of capital reimbursement of Nucleo	—	(4)	—
Total cash flows used in financing activities	(1,576)	(1,495)	(4,392)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(203)	61	(2,339)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	661	600	2,939
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$458	$661	$600

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

1.            The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

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

The principal features of the regulatory framework in Argentina have been created by:

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

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”).

2.            Regulatory framework (continued)

(b) Licenses granted as of December 31, 2007

                As of December 31, 2007, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  Value added services, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2007, the Company’s subsidiaries have been granted the following licenses:

•                  Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•                  Nucleo S.A. (“Nucleo”) has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

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

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations which basic guidelines are as follows:

2.            Regulatory framework (continued)

•                  General Regulation of Licenses

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

•                  Argentine Interconnection Regulation

Compared to the prior interconnection regulation (Decree No. 266/98), this regulation provides for an important reduction in the reference prices for interconnection in effect at the time. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

•                  Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than eight years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after seven years from the coming into effect of its amendments -, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 - December 2007 Telecom has estimated a receivable of $140 and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the review by the Regulatory Authority and the availability of funds in the trust. Such receivable arose since Telecom is obligated to provide telecommunication services in places or cities that are not profitable.

2.            Regulatory framework (continued)

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2007, this provision amounts to $97.

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

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007 - December 2007 an account payable of $14. Personal has recorded a liability because it has discretion whether to invest or not in the non profitable areas. Accordingly, the “pay or play” mechanism requires Personal to pay a fee in lieu of investing in those areas.

As a consequence, as of December 31, 2007, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $9) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

2.            Regulatory framework (continued)

(f) Public telephony in penal institutions

In June 2006, Decree No. 690/06 was issued, which granted the SC the powers to adapt the specific rules and regulations relative to the public telephony which is rendered in penal institutions. As a consequence of this, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by all the telephone lines installed in penal institutions and system with the purpose of registering all the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial statements, the Company was evaluating the technical and economic impacts resulting from complying with this new rule.

(g) Regulation for Prepaid Calling Cards

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

CNC Resolution No. 1/07 approved the operation of the Telecommunications Prepaid Calling Cards Registry and established that said Registry will report to the Engineering Department of the CNC. In July 2007, by means of CNC Resolution No. 2,275/07, all prepaid calling cards issued by the Company were registered.

(h) “Tax Stability” principle: impact of changes in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 addressing the treatment of the impact of changes in Social Security contributions that occurred in the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina has the right to offset the net impact of rate increases in social security contributions.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom.

At December 31, 2007, the Company identified a receivable of approximately $91 and a payable from the argentina@internet.todos Program amounted to $23. By means of Resolution No. 41/07, the Company offset both amounts, resulting in a remaining balance of $68. Additionally, on September 19, 2007, the Regulatory Authority authorized to offset fines due by the Company amounting to $1.6 with the net receivable as of that date, confirming the effectiveness of the offsetting mechanism provided by the Resolution.

Therefore, at December 31, 2007, the Company has a net receivable of $66, which is included in the line item “Other receivables” ($12 as current receivables and $54 as non-current receivables). The net effect of the application of the Resolution is a pretax gain of $87 ($18 included in “Salaries and social security” and $69 included in “Other expenses, net” in the consolidated statement of income).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves that were previously shown in “Contingencies”. At December 31, 2007, the reserves corresponding to these regulatory duties amounted to $76 (see (j) below and Note 17.e).

2.            Regulatory framework (continued)

(i) Rendering of fixed telephony through mobile telephony infrastructure

In August 2007, by SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region.

During the last quarter of 2007, the Company has installed fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(j) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, as of December 31, 2007, the Company recorded a reserve on this matter on behalf of the CNC final results, which was shown as a deduction from the Resolution No. 41/07 receivables.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $10.2. Management of the Company is reviewing the results, and if the amount is appropriate, the Company intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (i) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company, it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentina Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.c - Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. The Company has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (k) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, the Company recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (k) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

2.            Regulatory framework (continued)

(k) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2008.

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

•             Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•             The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•             Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the Agreement and in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have opportunely fulfilled the Agreement’s commitments.

During fiscal year 2007, the Regulatory Authority has resolved some of these matters, as the closing of some Price Cap audits, the issuance of Resolution No. 41/07 and the IDC offsetting mechanism.

2.             Regulatory framework (continued)

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Company’s management that the renegotiation agreement process will be successfully completed.

(l) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

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

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of the Company due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

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

3.             Preparation of financial statements (continued)

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2007 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%

(i)      Percentage of equity interest owned has been rounded.

(ii)     Dormant entity at December 31, 2007.

As of December 31, 2007, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information. Additional information is given in Note 12.

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

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2007, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

3.             Preparation of financial statements (continued)

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I) - (II)
Total assets	9,171	9,108	(63)
Total liabilities	6,062	6,040	(22)
Minority interest	79	79	—
Shareholders’ equity	3,030	2,989	(41)
Net income	884	897	13

(*)          As required by CNV resolution.

(**)        As required by Argentine GAAP.

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

(e) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(f) Concentration of credit risk

The Company’s cash equivalents and investments include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,849,000 (unaudited) at December 31, 2007, 3,750,000 (unaudited) at December 31, 2006 and 3,625,000 (unaudited) at December 31, 2005 and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,774,000 (unaudited) at December 31, 2007, 3,032,000 (unaudited) at December 31, 2006 and 2,233,000 (unaudited) at December 31, 2005.

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

(g) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the year by the weighted average number of common shares outstanding.

4.             Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

4.             Summary of significant accounting policies (continued)

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

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

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

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

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

4.             Summary of significant accounting policies (continued)

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

Discontinued operations (former “Directory publishing”, see Note 12)

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

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment) and $210 as of December 31, 2006 ($175 in the Voice, data and Internet segment and $35 in the Wireless segment).

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

As mentioned in Note 3.f, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

4.             Summary of significant accounting policies (continued)

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year-end.

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

Other assets from discontinued operations are stated as follows:

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

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $11 of net carrying value as of December 31, 2007. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

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

The Company capitalizes interest on long-term construction projects. Interest capitalized was $23, $14 and $6 for the years ended December 31, 2007, 2006 and 2005, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets (see Note 13), based on the rates specified below:

4.             Summary of significant accounting policies (continued)

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	7-9
Switching equipment	7-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-7
Telephony equipment and instruments	5-10
Installations	3-10

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

• PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

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

Intangible assets from discontinued operations (trademarks) are amortized under the straight-line method over 15 years.

4.             Summary of significant accounting policies (continued)

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

(o) Taxes payable

• Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

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

4.            Summary of significant accounting policies (continued)

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2006. However, there are remaining tax loss carryforwards as of December 31, 2007. Accordingly, Telecom has determined an additional proportional charge for the year ended December 31, 2007 for the tax on minimum presumed income of $34, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

For the year ended December 31, 2007, Personal has estimated a provision for income taxes, net of its tax loss carryforwards, of the receivable from the tax on minimum presumed income (amounting to $103) and of payments in advance of income taxes (amounting to $13).

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2007, 2006 and 2005.

(p) Other liabilities

•                  Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2007 and 2006 as required by RT 23. As of December 31, 2007, this provision amounts to $18.

The following tables summarize benefit costs for the years ended December 31, 2007, 2006 and 2005, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2007 and 2006:

	As of December 31,
	2007	2006
Accumulated benefit obligation	$7	$6
Effect of future compensation increases	11	8
Projected benefit obligation	$18	$14

	Years ended December 31,
	2007	2006	2005
Service cost	$1	$1	$1
Interest cost	3	3	2
Total benefit cost	$4	$4	$3

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2007	2006	2005
Discount rate (1)	10.5%	10.5%	10.5%
Projected increase rate in compensation	10.5-14%	10-12%	10-30%

(1)Represents estimates of real rate of interest rather than nominal rate in $.

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

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(r) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(s) Derivatives to compensate future risks or minimized financial costs

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

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

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2007, 2006 and 2005 are shown in Note 17.h. under the line item “Advertising”.

(v) Gain on debt restructuring

Due to its materiality, the gain on debt restructuring, net of related expenses, was included in a separate line item in the statement of income entitled “Gain on debt restructuring”.

5.            Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2007	As of December 31, 2006
Cash	$7	$12
Banks	38	18
	$45	$30

(b) Investments

Investments consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Time deposits	$848	$558
Mutual funds	99	73
	$947	$631
Non current
2003 Telecommunications Fund	$1	$1
Related parties (Note 7)	1	—
	$2	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Voice, data and Internet	$478	$433
Wireless (i)	539	411
Wireless – related parties (Note 7)	7	4
Subtotal	1,024	848
Allowance for doubtful accounts	(126)	(105)
	$898	$743

(i) Includes $25 as of December 31, 2007 and $28 as of December 31, 2006 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Derivatives	212	—
Prepaid expenses	42	34
Tax credits	35	36
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and j)	12	—
Restricted funds	9	29
SU credits (Note 2.d)	9	—
Other	36	40
Subtotal	355	139
Regulatory contingencies (Notes 2 h and j and 17.e)	(12)	—
Allowance for doubtful accounts	(11)	(11)
	$332	$128
Non current
Credit on minimum presumed income tax (i)	$227	$296
Derivatives	—	85
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and j)	77	—
Restricted funds	14	15
Prepaid expenses	15	14
Other tax credits	13	9
Other	13	2
Subtotal	359	421
Regulatory contingencies (Notes 2 h and j and 17.e)	(64)	—
Allowance for doubtful accounts	(13)	(9)
	$282	$412

(i)Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e)          Inventories

Inventories consist of the following:

	As of December 31, 2007	As of December 31, 2006
Wireless handsets and equipment	$175	$188
Allowance for obsolescence	(18)	(12)
	$157	$176

5.             Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Fixed assets held for sale	$5	$20
Allowance for other assets	—	(5)
	$5	$15
Non current
Fixed assets held for sale	$9	$19
Allowance for other assets	(4)	(9)
	$5	$10

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2007	As of December 31, 2006
Non current
Net carrying value (Note 17.a)	$5,758	$5,761
Write-off of materials	(20)	(22)
	$5,738	$5,739

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Fixed assets suppliers	$563	$463
Inventories suppliers	202	253
Other assets and services suppliers	679	568
Subtotal	1,444	1,284
Deferred revenues	103	81
Agent commissions	34	70
Related parties (Note 7)	53	40
SU reimbursement (Note 2.d)	6	6
	$1,640	$1,481

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Vacation, bonuses and social security payable	$145	$114
Termination benefits	19	17
	$164	$131
Non current
Termination benefits	$43	$32

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Tax on SU (Note 2.d)	$97	$95
VAT, net	55	8
Turnover tax	43	46
Tax on minimum presumed income, net	15	18
Internal taxes	19	13
Regulatory fees	11	12
Income tax, net (i)	1	3
Other	25	26
	$266	$221
Non current
Deferred tax liabilities	$289	$68

(i) In 2007, Personal, Nucleo and Telecom Argentina USA had tax expenses. However, Personal has offset the expenses with $103 corresponding to credits on tax on minimum presumed income and $13 corresponding to payments in advance of income taxes; Nucleo has offset the expenses with $11 corresponding to payments in advance of income taxes and Telecom Argentina USA has offset the expenses with $1 corresponding to payments in advance of income taxes. In 2006, it corresponds to Nucleo.

5.             Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Contributions to government programs (Note 2.h)	$—	$13
Deferred revenue on sale of capacity and related services	7	6
Guarantees received	7	5
Court fee	3	3
Contingencies payable	20	—
Other	13	9
	$50	$36
Non current
Deferred revenue on sale of capacity and related services	$60	$49
Asset retirement obligations	26	24
Retirement benefits	18	14
Court fee	12	14
Other	4	1
	$120	$102

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2007	2006	2005
Voice	$2,601	$2,467	$2,385
Data	173	156	140
Internet	528	430	346
Subtotal	3,302	3,053	2,871
Wireless in Argentina	5,339	3,964	2,576
Wireless in Paraguay	433	355	221
	$9,074	$7,372	$5,668

(m) Gain on equity investees

Gain on equity investees consists of the following:

	Years ended December 31,
	2007	2006	2005
Gain on capital reimbursement of Nucleo	$—	$6	$—
Loss on 2003 Telecommunications Fund	—	(1)	—
Gain on sale of equity interest in Intelsat Ltd	—	—	7
	$—	$5	$7

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2007	2006	2005
Generated by assets
Interest income	$94	$77	$101
Related parties (Note 7)	1	—	—
Foreign currency exchange gain (loss)	26	6	(273)
Holding losses on inventories	(59)	(5)	(14)
Other	—	8	(16)
Total generated by assets	$62	$86	$(202)
Generated by liabilities
Interest expense (i)	$(294)	$(365)	$(674)
Less capitalized interest on fixed assets	23	14	6
Loss on discounting of debt	(84)	(131)	(116)
Foreign currency exchange gain (loss)	(293)	(204)	761
Gain (loss) on derivatives	141	114	(83)
Other	4	2	—
Total generated by liabilities	$(503)	$(570)	$(106)
	$(441)	$(484)	$(308)

(i) Includes $82 as of December 31, 2005, corresponding to penalty interests.

5.           Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2007	2006	2005
Provision for contingencies	$(79)	$(82)	$(79)
Provision for regulatory contingencies	(42)	(14)	(7)
Severance payments and termination benefits	(84)	(48)	(56)
Gain on SC Resolution No. 41/07 and IDC (Note 2.h and j)	92	—	—
Gain on sale of fixed assets and other assets	19	7	6
Allowance for doubtful accounts and other assets	(4)	(13)	(20)
Allowance for obsolescence of inventories	(7)	(5)	(7)
Allowance for obsolescence of materials	—	(22)	—
SU reimbursement	—	—	(11)
Other, net	7	(7)	12
	$(98)	$(184)	$(162)

(p) Gain on debt restructuring

Gain on debt restructuring consists of the following:

	Years ended December 31,
	2007	2006	2005
Discount on principal	$—	$—	$167
Discount on accrued and penalty interest	—	—	984
Gain on discounting of debt	—	—	352
Subtotal before related expenses	—	—	1,503
Other related expenses	—	—	(79)
	$—	$—	$1,424

6.            Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2007	2006	2005	2004
Cash and banks	$45	$30	$44	$31
Current investments	947	631	596	3,630
Total as per balance sheet	$992	$661	$640	$3,661
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	(534)	—	—	(463)
- Government bonds (i)	—	—	(40)	(251)
- Equity investments	—	—	—	(8)
Total cash and cash equivalents as shown in the statement of cash flows	$458	$661	$600	$2,939

(i) Corresponds to the current portion of held-to-maturity investments.

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Years ended December 31,
	2007	2006	2005
Foreign currency exchange gain on cash and cash equivalents	$17	$6	$(253)
Interest income generated by current investments	52	42	69
Interest income generated by accounts receivable	41	35	32
Gain (loss) on swap settlement	12	(41)	—
Subtotal	122	42	(152)
Other cash flows provided by operating activities	2,824	2,318	2,117
Total cash flows provided by operating activities	$2,946	$2,360	$1,965

Income taxes eliminated from operating activities components:

	Years ended December 31,
	2007	2006	2005
Reversal of income tax included in the statement of income	$292	$(22)	$119
Income taxes paid	(8)	(21)	(11)
Total income taxes eliminated from operating activities	$284	$(43)	$108

6.            Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Years ended December 31,
	2007	2006	2005
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(2)	$(5)	$(2)
Trade accounts receivable	(221)	(132)	(118)
Other receivables	(92)	(61)	22
Inventories	(51)	(85)	(49)
	$(366)	$(283)	$(147)
Net (decrease) increase in liabilities
Accounts payable	$(22)	$247	$229
Salaries and social benefits payable	44	30	23
Taxes payable	5	(33)	(12)
Other liabilities	9	22	9
Contingencies	(50)	(73)	(13)
	$(14)	$193	$236

Interest paid during the years ended December 31, 2007, 2006 and 2005 (including debt restructuring related expenses), amounted to $293, $414 and $944, respectively.

•      Main non-cash operating transactions:

	Years ended December 31,
	2007	2006	2005
Provision for minimum presumed income tax	$34	$46	$47
Derivatives	129	155	(83)
Credit on minimum presumed income tax offset with income taxes	128	—	—
Income tax rate deducted from dividends collected from foreign companies	7	—	—
Foreign currency translation adjustments in assets	56	73	27
Foreign currency translation adjustments in liabilities	30	37	18

•      Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2007	2006	2005
Acquisition of fixed assets (Note 17.a)	$(1,416)	$(1,176)	$(616)
Plus: Cancellation of accounts payable used in prior years acquisitions	(445)	(116)	(142)
Less: Acquisition of fixed assets through incurrence of accounts payable	623	446	194
Capitalized interest on fixed assets	23	14	6
Wireless handsets lent to customers at no cost (i)	5	4	3
Asset retirement obligations	2	3	8
	$(1,208)	$(825)	$(547)

(i)            Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2007	2006	2005
Acquisition of intangible assets (Note 17.b)	$(27)	$(72)	$(36)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(14)	(6)	(14)
Less:
Acquisition of intangible assets through incurrence of accounts payable	6	13	4
Debt issue costs classified as financing activities	—	24	13
	$(35)	$(41)	$(33)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2007	2006	2005
Time deposits with maturities of more than three months	$(532)	$—	$442
Loan to related parties (Note 7)	(1)	—	—
Government bonds with maturities of more than three months	—	45	213
Proceeds for the sale of equity investments	—	—	13
Total cash flows from investments not considered as cash equivalents	$(533)	$45	$668

•      Financing activities components:

	Years ended December 31,
	2007	2006	2005
Debt proceeds	$45	$36	$1,236
Payment of Notes	(932)	(1,027)	(3,432)
Payment of bank loans	(358)	(86)	(1,252)
Payment of interest on Notes	(264)	(316)	(773)
Payment of interest on bank loans	(29)	(74)	(125)
Dividends paid	(38)	—	—
Payment of debt restructuring related expenses	—	(24)	(46)
Payment of liquidating dividend of Nucleo	—	(4)	—
Total financing activities components	$(1,576)	$(1,495)	(4,392)

7 - Related party transactions

(a) Controlling group

As of December 31, 2007, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

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

As of December 31, 2007, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock.

The Company has been informed by W de Argentina – Inversiones S.L. that the put option for the 2% has been exercised on February 1, 2008. Besides, Sofora has informed that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter where the transfer of the shares of Sofora owned by said companies was informed, and requesting the transfer to be registered in favor of W de Argentina – Inversiones S.L.; (ii) Sofora answered the mentioned letter sent by France Câbles et Radio and Atlas Services Belgium requesting a copy of the previous authorization from the SC to said transfer of shares, authorization which is necessary according to the applicable rules and regulations in force. To this date, Sofora has not received any answer whatsoever and neither the buyers nor the sellers have submitted proof of said previous authorization; (iii) to the effect of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting to inform if, in accordance to the rules and regulations in force, the parties intervening in said transaction had to ask the previous authorization from the corresponding authorities; (iv) the petition to the SC was made to give certainty about Sofora’s behavior as regards the registration of the transfer as required by the interested parties; (v) as soon as the SC decides upon this matter, Sofora shall proceed to take the necessary steps to fulfill said decision. Likewise, W de Argentina – Inversiones S.L., has submitted a note to the Company informing that, from their point of view, the previous authorization by the SC is not necessary, and has additionally informed that legal actions have been brought on account of said reason.

The Telecom Italia Group acquired for an aggregate purchase price of US$60 million two call options on W de Argentina – Inversiones S.L.’s entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. At the time these call options were granted, the National Commission for the Defense of the Competition (Comisión Nacional de Defensa de la Competencia or “CNDC”) resolved and notified Telecom Italia International N.V. and W de Argentina - Inversiones S.L. that “in the event the options granted under the Call Option Agreement executed on September 9, 2003 were to be exercised, such exercise will need to be notified in accordance with sections 6 and 8 of Law No. 25,156”.

W de Argentina – Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have entered a Shareholders’ Agreement, where certain criteria related to the administration of Sofora, Nortel and Telecom are agreed upon. Telecom Italia is Telecom Argentina’s operator.

(b) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(c) Changes in the equity stocks of the indirect shareholders of Telecom Argentina

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A., jointly released a statement about an agreement oriented towards the transfer of their respective shares in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia S.p.A.’s capital stock), to a joint company (“Telco”) made up by Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefonica, S.A. (from Spain), which would own approximately 23% of Telecom Italia’s capital stock with a right to vote (“the Transaction”).

7 - Related party transactions (continued)

As Telefonica de Argentina S.A., subsidiary of Telefonica, S.A. (from Spain), is Telecom Argentina’s main competitor, before the Transaction ended, Telecom Argentina’s directors and the members of the Supervisory Committee analyzed the consequences which the Transaction would have over said company, particularly as regards the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”), which in Telecom Argentina’s Board gave rise to different opinions, which are backed by reports written by experts in the area.

The Board resolved that as the Transaction constitutes the acquisition of a minority shareholding which, under the terms of section 8 of LDC should not be notified, as it does not imply a modification on the “control” over Telecom Argentina and even when the conclusion shall be that said acquisition of a minority shareholding impartially implies a transfer of “control” (at least in the abstract), Telefonica, S.A. (from Spain) “auto-limitation” guarantees the independent management of both groups, by reason of which it is not in the presence of the situation banned by section 7 of LDC.

The controlling authorities were informed of the resolution adopted by the Board of Telecom Argentina. Additionally, Telecom Argentina and some regular or alternate directors, submitted to said authorities subsequent notes on the subject, where they expressed their personal opinion about the transaction, and which are available at the Financial Information Highway of the CNV (www.cnv.gov.ar).

The notes submitted by Mr. Gerardo Werthein, Mr. Esteban Macek and Mr. Julio Naveyra are among the personal notes abovementioned. They have expressed to the Board and in the notes to the controlling authorities that, to their opinion, the Transaction “may result in a modification of the control structure of Telecom Argentina” and “according to the present conditions, it could be presumed that said modification in the control structure could impact on the decision-making in Telecom Argentina”, and for this reason, in the opinion of said directors the Transaction “should be notified to be analyzed by the authorities for the Defense of the Competition”.

The opinion of one of these directors sustains that Telefonica, S.A. (from Spain) will have a substantial indirect influence in Telecom Argentina and, as regards telecommunications matters, the abovementioned presence is a violation to the rules and regulations in force.

The CNDC opened an administrative proceeding recorded as “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29)”, with the purpose of determining if the Transaction “has an impact on the competitors in the Argentine market, according to the rules and regulations in force” and asked the President and Vice President of Telecom Argentina to testify in said respect. In connection with said file, on October 16, 2007, the CNDC issued Resolution No. 78/07 which granted the CNDC “a mechanism for the verification, control and monitoring”, in Telecom Argentina for a 2 month period, and determined the appointment of two Supervisors-Observers, one acting on behalf of the CNDC and the other on behalf of the CNC, who would be in charge of “the custody of the public interest of the market, competitors, users and customers”.

This period was extended for another 2 month period (up to February 19, 2008). In the performance of their duties, the Supervisors-Observers have requested from the Company information and documentation, have attended the meetings of the decision-making organs (Board of Directors and Management Council), and have interviewed the Board of Directors, members of the Supervisory Committee and several members of the Management of the Company; they have at all times received the assistance of Telecom Argentina. At the date of issuance of these consolidated financial statements, Telecom has no knowledge of any report prepared by these Supervisors-Observers as requested by Resolution No. 78/07.

On October 25, 2007, Telefonica, S.A. (from Spain) made a public statement that said: “Telefonica, S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s aggregate amount through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s capital stock with a right to vote”.

At the closing date of the Transaction, Telecom Argentina’s Board of Directors adopted the following resolutions:

7 - Related party transactions (continued)

1.     A note was submitted to the CNDC, in Administrative File No. S01: 0147971/2007 (DP No. 29), with the purpose of clearly stating that Telecom Argentina has not taken any part in the Transaction whatsoever. Additionally, and taking into account that 46% of Telecom Argentina’s capital stock has the authorization to be listed on the BCBA and the NYSE, a request was submitted to the CNDC that any measure that said entity could adopt about the Transaction, shall not in any way affect Telecom Argentina, as this company is not an intervening party in said transaction and, for this reason, is not a party in the agreed transaction. A copy of this note shall be submitted to the SC and the CNC for the correct information before said entities.

2.     Notes were submitted to the SC and the CNC correspondingly, with the purposes abovementioned; additionally, copies of said notes were submitted to the CNDC.

3.     Telefonica, S.A. and Telefónica de Argentina S.A were notified, with the purpose of giving notice that, if due to the Transaction, Telecom Argentina suffered any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all the legal actions that may correspond, with the purpose of demanding a full and complete compensation, including all the spending and costs resulting from the legitimate defense of Telecom Argentina’s rights.

Telefonica, S.A. (from Spain) reasserted what was informed to the corresponding authorities as regards “Telefonica, S.A. (from Spain) has no participation whatsoever in Telecom Argentina S.A.’s management and for this reason could hardly cause Telecom Argentina S.A any damage, directly”.

On February 11, 2008, Telecom Argentina, Telecom Personal, Nortel Inversora and Sofora Telecomunicaciones were notified of the decision of the National Court of First Instance in Commercial Matters N° 16, Secretariat N° 32, upon the precautionary measure, where it is stipulated that an informing supervisor shall be appointed in the mentioned companies, for a period of two months, who shall have the powers of a supervisor. Said supervisor has the duty to duly submit his reports to the Court, so that the Court may evaluate if any risks due to conflict of interests in the decision making in Telecom Argentina S.A. may occur due to Telefonica S.A. (from Spain) entering in Telco.

Within the specified legal terms, Telecom Argentina and the rest of the companies under the precautionary measure have made an appeal against said measure.

The precautionary measure was requested by W de Argentina – Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein. Within the scope of said actions, a private pre-trial conference was called, to which the Company and other companies of the group and the regular and alternate directors of Telecom Argentina Mr. Carlos Alberto Felices, Mr.Oscar Carlos Cristianci, Mr. Enrique Garrido, Mr. Jorge Alberto Firpo, Mr. Gustavo Enrique Garrido and Mr. Marco Patuano were summoned.

(d) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005:

	As of December	As of December
	31, 2007	31, 2006
Investments
Nortel S.A.	$1	$—
	$1	$—
Accounts receivable
Telecom Italia S.p.A. (b) (c)	$2	$2
TIM Celular S.A. (b)	5	2
	$7	$4
Accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$9	$15
Telecom Italia S.p.A. (b) (c)	12	7
Italtel Argentina S.A. (b)	25	6
Entel S.A. (Bolivia) (b)	2	1
Etec S.A. (b)	1	1
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	1	1
TIM Celular S.A. (b)	—	6
Italtel S.p.A. (b)	—	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	—
	$53	$40

7 - Related party transactions (continued)

		Years ended December 31,
	Transaction description	2007	2006	2005
Services rendered:
Related parties as of December 31, 2007
TIM Celular S.A. (b)	Roaming	$12	$9	$6
Telecom Italia S.p.A. (b) (c)	Roaming	7	5	5
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	6	6	3
Entel S.A. (Bolivia) (b)	International inbound calls	3	2	1
Latin American Nautilus Argentina S.A. (b)	International inbound calls	2	1	1
Latin American Nautilus USA Inc.(b)	International inbound calls	—	—	1
Standard Bank (a) (d)	Usage of fixed telephony	5	—	—
Standard Bank (a) (d)	Interest	1	—	—
Former related parties (e)
Entel Chile S.A.	International inbound calls	—	—	3
Golden Lines	International inbound calls	—	—	1
Entel PCS Telecomunicaciones S.A.	Roaming	—	—	2
Corporacion Digitel C.A.	Roaming	—	—	1
Total services rendered		$36	$23	$24
Services received:
Related parties as of December 31, 2007
Telecom Italia S.p.A. (b) (c)	Fees for services and roaming	(28)	(17)	(20)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls	(17)	(19)	(9)
Entel S.A. (Bolivia) (b)	International outbound calls	(5)	(4)	(3)
Etec S.A. (b)	International outbound calls	(4)	(4)	(4)
Latin American Nautilus USA Inc. (b)	International outbound calls	(1)	(1)	(1)
Latin American Nautilus Argentina S.A. (b)	Lease of circuits	(1)	(2)	(1)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(6)	(10)	(3)
Italtel Argentina S.A. (b)	Maintenance, materials and supplies	(3)	(4)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(8)	(6)	(3)
La Estrella Cía de Seguros de retiro S.A. (a)	Salaries and social security	(1)	—	—
Caja de Ahorro y Seguro S.A. (a)	Insurance	(1)	(2)	—
Caja de Seguros S.A. (a)	Insurance	(2)	(2)	(1)
Haras El Capricho S.A. (a)	Advertising	(1)	—	—
Former related parties (e)
Tel3 S.A.	Lease of circuits	—	—	(8)
Entel Chile S.A.	International outbound calls	—	—	(3)
Golden Lines	International outbound calls	—	—	(1)
Total services received		$(78)	$(71)	$(58)
Purchases of fixed assets/intangible assets:
Related parties as of December 31, 2007
Italtel Argentina S.A. (b)		$85	$51	$14
Telecom Italia Sparkle S.p.A. (b)		26	47	18
Latin American Nautilus Argentina S.A.(b)		1	3	1
Telecom Italia S.p.A. (b)		2	—	—
Italtel S.p.A. (b)		—	—	1
Latin American Nautilus USA Inc.(b)		—	1	—
Former related parties (e)
Tel3 S.A.		—	—	3
Pirelli Energía Cables y Sistemas de Argentina S.A.		—	—	6
Total fixed assets and intangible assets		$114	$102	$43

(a)	Such companies relate to W de Argentina - Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(d)	This company is a related party as from April 2007.
(e)	These entities are no longer related parties at December 31, 2007.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(e) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection. In February 2008, Cable Insignia was disolved.

8 – Debt

8.1. Short-term and long-term debt

As of December 31, 2007 and 2006, the Company’s short-term and long-term debt comprises the following:

	As of December	As of December
	31, 2007	31, 2006
Short-term debt:
- Principal:
Notes	$1,372	$1,014
Bank loans	69	334
Subtotal	1,441	1,348
- Accrued interest	30	42
- Derivatives	3	5
Total short-term debt	$1,474	$1,395
Long-term debt:
- Principal:
Notes	$1,781	$2,798
Bank loans	5	51
Subtotal	1,786	2,849
- Effect on discounting of debt	(62)	(146)
Total long-term debt	$1,724	$2,703
Total debt	$3,198	$4,098

The following table segregates the Telecom Group’s debt by company as of December 31, 2007:

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2007	Consolidated as of December 31, 2006
• Principal	2,357	833	37	3,227	4,197
• Accrued interest	29	1	—	30	42
Subtotal	2,386	834	37	3,257	4,239
• Effect on discounting of debt	(62)	—	—	(62)	(146)
• Derivatives	3	—	—	3	5
Total debt	2,327	834	37	3,198	4,098
• Short-term debt	1,360	82	32	1,474	1,395
• Long-term debt	967	752	5	1,724	2,703

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. The Company issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2007, the Company has made mandatory and optional principal prepayments, including the net cash proceeds from the sale of Publicom (see Note 12), which prepaid all principal amortization payments originally scheduled up to April 2010 and 73.6% of the principal amortization payment originally scheduled due October 2010. By means of this, since the issuance date of the notes, the Company has cancelled 42.68% of Series A Notes and 83.02% of Series B Notes.

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

•             Restructured Notes

Terms and conditions

Series A Notes are due in 2014 and Series B Notes are due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

8 – Debt (continued)

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2007	B+	A+	B	A
February 19, 2008	B+	A+	B+	AA-

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

On April 16, 2007, Telecom made a cash payment of $249 corresponding to “excess cash” determined for the period ended on December 31, 2006 and on October 16, 2007, Telecom made a cash payment of $455 corresponding to “excess cash” determined for the period ended on June 30, 2007. Based on the December 31, 2007 financial statements, the Company has determined an “excess cash” of $427 (equivalent to US$ 136 million).

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

8 – Debt (continued)

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

The Company is in compliance with all debt covenants.

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

8 – Debt (continued)

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

Measurement of the restructured Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the restructured Notes

The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2007:

					Book value at December 31, 2007 (in million of $)					Fair value
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	as of December 31, 2007
Listed

A-1

	1	US$ 98	US$ 56	October 2014	176	2	178	(8)	170	169
A-1	2	Euro 493	Euro 283	October 2014	1,308	13	1,321	(41)	1,280	1,229
B-1	1	US$ 933	US$ 158	October 2011	499	11	510	—	510	512
					1,983	26	2,009	(49)	1,960	1,910
Unlisted
A-2	1	US$ 7	US$ 4	October 2014	14	—	14	—	14	13
A-2	2	Euro 41	Euro 23	October 2014	109	1	110	(4)	106	102
A-2	3	Yen 12,328	Yen 7,067	October 2014	197	1	198	(9)	189	188
A-2	4	$ 26	(**) $ 19	October 2014	19	—	19	—	19	19

B-2

	1	US$ 66	US$ 11	October 2011	35	1	36	—	36	36
					374	3	377	(13)	364	(*) 358
					2,357	29	2,386	(62)	2,324	2,268

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

8 – Debt (continued)

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•                  Detrivatives

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

The main features of the outstanding swap contracts at December 31, 2007 are as follows:

Characteristics of the agreement	Swap in Euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 296 million	¥ 6,830 million
- Outstanding principal to render subject to contract	US$ 361 million	US$ 60 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 309 million	¥ 6,953 million
- Total principal and interest to be paid	US$ 384 million	US$ 64 million

- Swap estimated market value as of 12.31.07 – (assets) liabilities	(US$ 66.9 million)	US$ 0.5 million

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

In June 2007 and December 2007, respectively, Personal paid the Series 2 installments for an aggregate amount of $25 each ($22 for principal and $3 for interest).

The following table shows the outstanding series of Notes as of December 31, 2007:

					Book value as of December 31, 2007 (in million of $)				Fair value
Series	Nominal value (in millions)	Term in years	Maturity Date	Annual rate %	Principal	Accrued interest	Issue discount and underwriting fees	Total	as of December 31, 2007
2	$ 87	3	December 2008 (a)	(b) 20.00	44	—	—	44	(c) 44
3	US$240	5	December 2010	9.25	756	1	(4)	753	767
				Total	800	1	(4)	797	811

(a)          The maturity dates of the two outstanding installments of this series are: June 2008 and December 2008, respectively.

(b)         Floating Badlar plus 6.5%. Badlar for the period December 22, 2007 through March 22, 2008 is 13.5688%. The terms and conditions of the Notes require that total interest rate cannot be lower than 10% or higher than 20%.

(c)          Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2007	B+	A+	B	A
February 19, 2008	B+	A+	B+	AA-

8 – Debt (continued)

2.              Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of December 31, 2007, the book value of this loan amounts to $37 (in February 2007, Personal prepaid US$8 million). In February 2008, Personal fully paid this loan at its maturity date for an aggregate amount of US$12 million, equivalent to $38.

On December 22, 2005, Personal entered into two Syndicated loans for US$ 69 million and $87, respectively. During 2007, Personal paid, on the due date, the Peso Facility and the Dollar Facility for an aggregate amount of $90 ($87 for principal and $3 for interest) and $219 ($215 for principal and $4 for interest), respectively.

3.              Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•                  in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•                  in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

4.              Negative covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various negative covenants, including limitations on:

a)     Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)    Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)     Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)    The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)     Sale and leaseback transactions;

f)     Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5.              Events of default

The terms and conditions of Personal’s new Notes provide for certain events of default as follows:

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

8 – Debt (continued)

(b)         Nucleo

During the first quarter of 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; these funds plus Nucleo’s own funds (US$ 7.5 million) were used to cancel the remaining financial debt of US$ 59 million, refinanced in November 2004.

Related to the new debt, Nucleo cancelled US$ 1.5 million during July and August 2006, and US$ 3.2 million during fiscal year 2007. Additionally, during the first quarter of 2008, Nucleo cancelled US$ 1.6 million at the due date.

The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

•                  the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly;

•                  the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, during the first half of 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly. During the last quarter of 2007, Nucleo cancelled, at the due date, Guaranies 27,860 million (equivalent to $18) and in January 2008, cancelled, at the due date, Guaranies 21,547 million (equivalent to $14). In January 2008, Nucleo renewed a loan for a total amount of Guaranies 12,750 million (equivalent to $8). This new loan is a bullet loan with nine-month installments.

9 – Shareholders’ equity

(a)          Common stock

At December 31, 2007, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

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

(b)          Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

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

9 – Shareholders’ equity (continued)

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

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee. Said authorities submitted a note to the Company where they informed that the Executive Committee has undersigned an “Agreement for the Dissolution of the Fund of Guarantee and Repurchase of the PPP” with Comafi Bursátil S.A. Sociedad de Bolsa, Mandatos PPP S.A. and the firm Nicholson y Cano Attorneys-at law, to which effect said Executive Committee is calling the PPP’s participants to sign the individual powers-of attorney in favor of Mandatos PPP S.A.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

10.                               Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the years ended December 31, 2007, 2006 and 2005 consists of the following:

	Years ended December 31,
	2007	2006	2005
Current tax expense (i)	$(134)	$(8)	$(33)
Deferred tax expense	(247)	(51)	(505)
Valuation allowance	89	81	419
Current tax expense from discontinued operations	(63)	—	—
Income tax benefit (expense) (ii)	$(355)	$22	$(119)

(i)    In 2007, $(116) corresponds to Personal, $(17) corresponds to Nucleo and $(1) corresponds to Telecom Argentina USA.

In 2006, corresponds to Nucleo.

In 2005, $(25) corresponds to Telecom and $(8) corresponds to Nucleo.

(ii)   In 2007, $(122) corresponds to Telecom, $(214) corresponds to Personal, $(18) corresponds to Nucleo and $(1) corresponds to Telecom Argentina USA.

In 2006, $33 corresponds to Telecom, $(4) corresponds to Personal and $(7) corresponds to Nucleo.

In 2005, $(219) corresponds to Telecom, $104 corresponds to Personal and $(4) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

10.                               Income tax (continued)

	As of December 31, 2007				As of December
	Telecom	Personal	Nucleo	Total	31, 2006

Tax loss carryforwards	$129	$1	$—	$130	$720
Allowance for doubtful accounts	40	41	—	81	67
Provision for contingencies	109	20	—	129	113
Other deferred tax assets	95	22	—	117	96
Total deferred tax assets	373	84	—	457	996
Fixed assets	(70)	(36)	3	(103)	(167)
Inflation adjustments (i)	(491)	(32)	(4)	(527)	(702)
Estimated cash dividends receivable from foreign companies	—	(9)	(1)	(10)	—
Total deferred tax liabilities	(561)	(77)	(2)	(640)	(869)
Subtotal deferred tax assets (liabilities)	(188)	7	(2)	(183)	127
- Valuation allowance	(95)	(11)	—	(106)	(195)
Net deferred tax (liabilities) assets as of December 31, 2007	$(283)	$(4)	$(2)	$(289)
Net deferred tax (liabilities) assets as of December 31, 2006	$(161)	$94	$(1)		$(68)

(i)  Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) from continuing operations for the years ended December 31, 2007, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	1,399	89	1,488
Non taxable items – Gain on equity investees	(391)	—	(391)
Non taxable items – Other	(34)	17	(17)
Subtotal	974	106	1,080
Statutory income tax rate	35%	(** )
Income tax expense at statutory tax rate	(341)	(12)	(353)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Change in valuation allowance (*)	89	—	89
Income tax expense as of December 31, 2007	(273)	(19)	(292)

Pre-tax income on a separate return basis	268	79	347
Non taxable items – Gain on equity investees	(116)	—	(116)
Non taxable items – Other	(8)	(7)	(15)
Subtotal	144	72	216
Statutory income tax rate	35%	10%
Income tax expense at statutory tax rate	(52)	(7)	(59)
Change in valuation allowance (*)	81	—	81
Income tax benefit (expense) as of December 31, 2006	29	(7)	22

Pre-tax income on a separate return basis	1,274	27	1,301
Non taxable items – Loss on equity investees	157	—	157
Non taxable items – Other	25	(8)	17
Subtotal	1,456	19	1,475
Statutory income tax rate	35%	20%
Income tax expense at statutory tax rate	(509)	(4)	(513)
Tax payable	(25)	—	(25)
Change in valuation allowance (*)	419	—	419
Income tax expense as of December 31, 2005	(115)	(4)	(119)

(*)	In 2007, corresponds $100 to Telecom and $(11) corresponds to Personal.
In 2006 and 2005, corresponds to Telecom.

(**)	In 2007, the statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 39.5%.

As of December 31, 2007, the Company had accumulated operating tax loss carryforwards of $130. The following table details the operating tax loss carryforwards segregated by company:

	Amounts unused
Expiration year	Telecom Argentina	Personal	Total consolidated
2007	95	—	95
2009	34	—	34
2011	—	1	1
Total	$129	$1	$130

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient taxable income over the period in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2007, a valuation allowance for an amount of $95 has been provided for Telecom Argentina’s related deferred tax assets.

11.                               Commitments and contingencies

(a)          Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $846 as of December 31, 2007, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

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

(c)          Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2007, the Company has established reserves in an aggregate amount of $368 to cover potential losses under these claims ($76 deducted from assets and $292 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2007, these restricted funds totaled $23. The Company has classified these balances to other receivables on the Company’s balance sheet.

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

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences before the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

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

11.                               Commitments and contingencies (continued)

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

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2007, total claims in these labor lawsuits amounted to $11.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. The Company appealed the decision to the Argentine Supreme Court of Justice.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit. If the judicial appeals are not favorably resolved, Telecom Argentina estimates it will be required to pay approximately $15 (including fines for $6.6).

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

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence issued by the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

11.                              Commitments and contingencies (continued)

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

12.          Sale of equity interest in Publicom – Discontinued operations

(i)       Description of the transaction

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the subsidiary) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell) for US$ 60.8 million, basis price.

According to the undersigned stock sale, the stock transfer was executed on April 12, 2007 (“Closing Date”), and Telecom collected the total amount abovementioned.

The contract set a formula for price adjustment (the “Price Adjustment”) by means of which the basis price is subject to an adjustment which is to be determined within 45 days after Closing Date. Finally, the Price Adjustment resulted in a reduction of US$0.5 million, by means of which the final sell price was US$ 60.3 million (equivalent to $182).

Additionally, a series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits. For objections on (ii) abovementioned, indemnity is granted for 3 years, except for fiscal matters; in the latter, the term expires 5 years after Closing Date. As regards economic limits, the maximum amount for objections on (ii) abovementioned shall not exceed 20% of the adjusted selling price in the first year, 17.5% in the second year and 15% in the subsequent years. Additionally, for those matters identified in the sales contract as contingencies and/or reserves related to objections, Telecom shall only indemnify when the payments that Publicom and/or the buyer shall make for these matters exceed the global amount of $9, and up to the abovementioned economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

•    engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•    engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•    engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•    grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•    authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal sets prices for the publishing, printing and distribution of the 2007 directories, and provides clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

12.          Sale of equity interest in Publicom – Discontinued operations (continued)

(ii)                                Destination of the funds

According to the terms and conditions of the Notes issued by Telecom, the net proceeds for the sale of the equity interest in Publicom should be applied to the purchase of the Notes within 45 days after the transaction is completed. In May 2007, the Company cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom.

(iii)                            Accounting treatment

Under Argentine GAAP, the transaction described in a) above, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of December 31, 2007, 2006 and 2005, identifying the assets, liabilities and results of operations in separate lines of the consolidated balance sheets and statements of income. As Publicom’s cash and cash equivalents have been included in the line “Current assets from discontinued operations, net”, consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005 do not include these cash flows. Further information is given in the tables below.

A summary of the assets, liabilities, results of operations and cash flows of Publicom, net of intercompany transactions, that were included in the separate lines “Assets from discontinued operations”, “Liabilities from discontinued operations” and “Income from discontinued operations”, is as follows:

•                  Assets and liabilities from discontinued operations

As of December 31, 2006
Cash and banks	1
Accounts receivables, net	40
Other assets	3
Total current assets	44
Other receivables, net	6
Fixed assets	4
Total non-current assets	10
Total assets	54
Accounts payable	13
Salaries and social security payable	1
Taxes payable	8
Contingencies	2
Total current liabilities	24
Contingencies	7
Total non-current liabilities	7
Total liabilities	31
Shareholders’ equity	23
Total liabilities and shareholders’ equity	54

•                  Results from discontinued operations

	Years ended December 31,
	2007	2006	2005
Income from the operations
Net sales	3	65	50
Salaries and social security	(2)	(11)	(14)
Taxes	—	(1)	(1)
Maintenance, materials and supplies	—	(22)	(19)
Bad debt expense	—	(1)	(1)
Fees for services	—	(1)	—
Advertising	(1)	(3)	(2)
Other commissions	—	(3)	(2)
Others	(1)	(4)	(3)
Operating (loss) income before depreciation and amortization	(1)	19	8
Depreciation of fixed assets and amortization of intangible assets	—	(1)	(1)
Operating (loss) income	(1)	18	7
Financial results, net	1	2	2
Other expenses, net	—	(2)	(3)
Net income before income tax	—	18	6
Income tax benefit (expense)	1	(5)	(3)
Net income from the operations	1	13	3
Income from assets disposal
Net income from the sale of the shares (including the Price Adjustment)	182	—	—
Equity value at March 31, 2007	(15)	—	—
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)	—	—
Net income before income taxes	164	—	—
Income taxes	(63)	—	—
Net income from assets disposal	101	—	—
Income from discontinued operations	102	13	3

12.                               Sale of equity interest in Publicom – Discontinued operations (continued)

•                  Cash flows from discontinued operations

	Years ended December 31,
	2007	2006	2005
Net income	1	13	3
Allowance for doubtful accounts	—	1	1
Depreciation of fixed assets and amortization of intangible assets	—	1	1
Provision for lawsuits and contingencies	(1)	1	2
Income tax	(1)	5	3
Net decrease (increase) in assets	7	(21)	(2)
Net decrease in liabilities	(7)	(1)	(6)
Total cash flows provided by (used in) operating activities	(1)	(1)	2
Fixed assets acquisitions	—	—	(1)
Total cash flows used in investing activities	—	—	(1)
(Decrease) increase in cash and cash equivalents	(1)	(1)	1
Cash and cash equivalents at the beginning of year	1	2	1
Cash and cash equivalents at the end of the year	—	1	2

13 – Changes in useful lives of fixed assets in the Telecom Group

The Telecom Group performed an integral review of the useful lives of the fixed assets taking into account the rapid evolution of the telecommunications industry.

The Company engaged independent appraisers (“Organización Levín de Argentina S.A.”) to reassess the appropriateness of the useful lives of their fixed assets as from September 30, 2007. As a result of the work, the independent appraisers confirmed the appropriateness of the useful lives of Telecom Argentina and Personal’s fixed assets with some exceptions as follows:

•     Personal

The report confirmed the appropriateness of the useful lives of Personal’s fixed assets with the following considerations:

GSM technology equipment balances are included within fixed asset line items categorized as “Wireless network access” and “Switching”. The independent report states that GSM technology in Argentina may be seriously affected by new replacement technology during the year 2015. The specialist recommended to extend only the remaining useful life of the 2005-2006 acquisitions by 2 years and to perform a new reassessment by the end of fiscal year 2009.

Software obtained or developed for internal use comprises different system modules which will be gradually replaced. New useful lives were estimated to accommodate the planned replacement dates, resulting in a general extension of the useful life of the related assets (up to December 2009).

•     Telecom Argentina

The improvement in the use and installation techniques of the cables added to the acquisition of fiber optic of higher technology, were considered as new facts necessary to the proper reassessment of the remaining useful life of the fiber optic network, included in the item line Transmission equipment. Accordingly, the recommendation of the independent appraisers was to extend the remaining useful life assigned to such assets by 10 years as from September 30, 2007. Additionally, they recommended for the new assets as from October 1, 2007 a new depreciation rate (20 years).

Accordingly, the Telecom Group adopted the recommendations of the independent appraisers affecting the charge for depreciation as from October 1, 2007. This change resulted in a $14 decrease in depreciation expense for the year ended December 31, 2007 ($9 in the Voice, data and Internet segment and $ 5 in the Wireless segment).

In addition, the Company decided to accelerate the migration from TDMA technology to GSM technology, which is expected to be concluded by March 2008 (originally was expected by December 2008). Accordingly, Personal recognized accelerated depreciation of $84 in order to be fully depreciated by March 31, 2008. The net book value of the TDMA network as of December 31, 2007, is $63.

14.                               Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

14.          Segment information (continued)

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina Telecom Argentina USA
Micro Sistemas (i)
Wireless	Personal Nucleo

(i)            Dormant entity at December 31, 2007, 2006 and 2005.

As a consequence of the sale of the equity interest in Publicom, the former reportable segment “Directory publishing” has been included in a separate line, “Results from discontinued operations”, in the reportable segment “Voice, data and Internet”. Additional information is given in Note 12.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2007, 2006 and 2005, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2007

•             Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Total
Results from continuing operations
Services	3,284	4,756	426	5,182	8,466
Equipment sales	18	583	7	590	608
Net sales	3,302	5,339	433	5,772	9,074

Salaries and social security	(744)	(188)	(28)	(216)	(960)
Taxes	(196)	(453)	(11)	(464)	(660)
Maintenance, materials and supplies	(307)	(122)	(18)	(140)	(447)
Bad debt expense	(12)	(57)	(2)	(59)	(71)
Interconnection costs	(151)	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	(138)
Lease of circuits	(58)	(25)	(18)	(43)	(101)
Fees for services	(140)	(151)	(9)	(160)	(300)
Advertising	(89)	(195)	(22)	(217)	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	(704)
Other commissions	(46)	(80)	(4)	(84)	(130)
Roaming	—	(149)	(2)	(151)	(151)
Charges for TLRD	—	(556)	(53)	(609)	(609)
Cost of sales	(18)	(867)	(8)	(875)	(893)
Others	(188)	(184)	(29)	(213)	(401)
Operating income before depreciation and amortization	1,186	1,692	174	1,866	3,052
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	(1,416)
Operating income	358	1,182	96	1,278	1,636
Financial results, net	(262)	(185)	6	(179)	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(98)
Net income before income tax and minority interest	35	962	100	1,062	1,097
Income tax, net	(60)	(214)	(18)	(232)	(292)
Minority interest	—	—	(23)	(23)	(23)
Net (loss) income from continuing operations	(25)	748	59	807	782
Income from discontinued operations (Note 12)	102	—	—	—	102
Net income	77	748	59	807	884

(a)          Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom Argentina USA.

•             Balance sheet information

Fixed assets, net	3,927	1,494	317	1,811	5,738
Intangible assets, net	154	606	—	606	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	(39)
Net financial debt	(1,358)	(612)	(23)	(635)	(1,993)

•             Cash flow information

Cash flows provided by operating activities	1,738	1,052	156	1,208	2,946
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	(1,243)
Proceeds for the sale of equity investees	182	—	—	—	182
Increase in investments not considered as cash and cash equivalents and other	(511)	(1)	—	(1)	(512)
Total cash flows used in investing activities	(929)	(548)	(96)	(644)	(1,573)
Cash flows from financing activities:
Debt proceeds	—	—	45	45	45
Payment of debt	(889)	(371)	(30)	(401)	(1,290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	(293)
Dividends paid	—	—	(38)	(38)	(38)
Total cash flows used in financing activities	(1,071)	(479)	(26)	(505)	(1,576)
Increase (decrease) in cash and cash equivalents	(262)	25	34	59	(203)
Cash and cash equivalents at the beginning of the year	409	221	31	252	661
Cash and cash equivalents at the end of the year	147	246	65	311	458

14.          Segment information (continued)

For the year ended December 31, 2006

•             Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Total
Services	3,046	3,428	347	3,775	6,821
Equipment sales	7	536	8	544	551
Net sales	3,053	3,964	355	4,319	7,372
Salaries and social security	(663)	(146)	(20)	(166)	(829)
Taxes	(175)	(355)	(9)	(364)	(539)
Maintenance, materials and supplies	(227)	(77)	(13)	(90)	(317)
Bad debt expense	(16)	(46)	(1)	(47)	(63)
Interconnection costs	(159)	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	(56)
Fees for services	(107)	(141)	(11)	(152)	(259)
Advertising	(70)	(137)	(18)	(155)	(225)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	(548)
Other commissions	(42)	(66)	(5)	(71)	(113)
Roaming	—	(135)	(2)	(137)	(137)
Charges for TLRD	—	(410)	(35)	(445)	(445)
Cost of sales	(26)	(963)	(10)	(973)	(999)
Others	(144)	(127)	(16)	(143)	(287)
Operating income before depreciation and amortization	1,262	873	150	1,023	2,285
Depreciation of fixed assets and amortization of intangible assets	(935)	(383)	(73)	(456)	(1,391)
Operating income	327	490	77	567	894
Gain (loss) on equity investees	(1)	6	—	6	5
Financial results, net	(375)	(122)	13	(109)	(484)
Other expenses, net	(137)	(48)	1	(47)	(184)
Net (loss) income before income tax and minority interest	(186)	326	91	417	231
Income tax, net	33	(4)	(7)	(11)	22
Minority interest	—	—	(22)	(22)	(22)
Net (loss) income from continuing operations	(153)	322	62	384	231
Income from discontinued operations (Note 12)	13	—	—	—	13
Net (loss) income	(140)	322	62	384	244

(a)          Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA.

•             Balance sheet information

Fixed assets, net	4,047	1,449	243	1,692	5,739
Intangible assets, net	147	622	12	634	781
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	1,225
Depreciation of fixed assets	(924)	(366)	(52)	(418)	(1,342)
Amortization of intangible assets (without debt issue costs)	(11)	(17)	(21)	(38)	(49)
Net financial debt	(2,324)	(1,026)	(2)	(1,028)	(3,352)

•             Cash flow information

Cash flows provided by operating activities	1,606	647	107	754	2,360
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	(866)
Decrease in investments not considered as cash and cash equivalents and other	62	—	—	—	62
Total cash flows used in investing activities	(373)	(379)	(52)	(431)	(804)
Cash flows from financing activities:
Debt proceeds	—	—	36	36	36
Payment of debt	(984)	(73)	(56)	(129)	(1,113)
Payment of interest and debt-related expenses	(283)	(128)	(3)	(131)	(414)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	(4)
Total cash flows used in financing activities	(1,267)	(201)	(27)	(228)	(1,495)
(Decrease) increase in cash and cash equivalents	(34)	67	28	95	61
Cash and cash equivalents at the beginning of the year	443	154	3	157	600
Cash and cash equivalents at the end of the year	409	221	31	252	661

14.          Segment information (continued)

For the year ended December 31, 2005

•             Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Total
Services	2,864	2,254	211	2,465	5,329
Equipment sales	7	322	10	332	339
Net sales	2,871	2,576	221	2,797	5,668
Salaries and social security	(558)	(99)	(14)	(113)	(671)
Taxes	(165)	(223)	(6)	(229)	(394)
Maintenance, materials and supplies	(197)	(69)	(10)	(79)	(276)
Bad debt expense	(5)	(22)	(1)	(23)	(28)
Interconnection costs	(144)	—	—	—	(144)
Cost of international outbound calls	(94)	—	—	—	(94)
Lease of circuits	(30)	(11)	(7)	(18)	(48)
Fees for services	(79)	(81)	(5)	(86)	(165)
Advertising	(41)	(100)	(9)	(109)	(150)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(369)	(386)
Other commissions	(39)	(37)	(1)	(38)	(77)
Roaming	—	(114)	(1)	(115)	(115)
Charges for TLRD	—	(251)	(20)	(271)	(271)
Cost of sales	(10)	(602)	(11)	(613)	(623)
Others	(119)	(94)	(19)	(113)	(232)
Operating income before depreciation and amortization	1,373	530	91	621	1,994
Depreciation of fixed assets and amortization of intangible assets	(1,084)	(357)	(56)	(413)	(1,497)
Operating income	289	173	35	208	497
Gain on equity investees	7	—	—	—	7
Financial results, net	(117)	(190)	(1)	(191)	(308)
Other expenses, net	(111)	(52)	1	(51)	(162)
Gain on debt restructuring	1,424	—	—	—	1,424
Net income (loss) before income tax and minority interest	1,492	(69)	35	(34)	1,458
Income tax, net	(219)	104	(4)	100	(119)
Minority interest	—	—	(8)	(8)	(8)
Net income from continuing operations	1,273	35	23	58	1,331
Income from discontinued operations (Note 12)	3	—	—	—	3
Net income	1,276	35	23	58	1,334

(a)          Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Additionally, includes a net loss of $1 corresponding to Micro Sistemas.

•             Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	5,958
Intangible assets, net	91	644	26	670	761
Capital expenditures (without ARO and debt issue costs)	320	266	42	308	628
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1,453)
Amortization of intangible assets (without debt issue costs)	(9)	(20)	(15)	(35)	(44)
Net financial debt	(3,062)	(1,163)	(36)	(1,199)	(4,261)

•             Cash flow information

Cash flows provided by operating activities	1,458	391	116	507	1,965
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	(580)
Decrease in investments not considered as cash and cash equivalents	668	—	—	—	668
Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	88
Cash flows from financing activities:
Debt proceeds	—	1,236	—	1,236	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	(944)
Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	(4,392)
(Decrease) increase in cash and cash equivalents	(2,407)	66	2	68	(2,339)
Cash and cash equivalents at the beginning of the year	2,850	88	1	89	2,939
Cash and cash equivalents at the end of the year	443	154	3	157	600

15.                               Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

15.                               Unconsolidated information (continued)

Balance sheets:

	As of December	As of December
	31, 2007	31, 2006
ASSETS
Current Assets
Cash and banks	$22	$12
Investments	733	472
Accounts receivable, net	438	379
Other receivables, net	278	41
Other assets, net	5	15
Total current assets	1,476	919
Non-Current Assets
Other receivables, net	258	284
Investments (i)	1,192	847
Fixed assets, net	3,919	4,044
Intangible assets, net	154	147
Other assets, net	5	10
Non-current assets from discontinued operations	—	25
Total non-current assets	5,528	5,357
TOTAL ASSETS	$7,004	$6,276
LIABILITIES
Current Liabilities
Accounts payable	$761	$543
Debt	1,360	1,015
Salaries and social security payable	136	109
Taxes payable	65	48
Other liabilities	25	33
Contingencies	39	78
Total current liabilities	2,386	1,826
Non-Current Liabilities
Debt	967	1,879
Salaries and social security payable	43	32
Taxes payable	283	161
Other liabilities	99	85
Contingencies	196	164
Total non-current liabilities	1,588	2,321
TOTAL LIABILITIES	$3,974	$4,147
SHAREHOLDERS’ EQUITY	$3,030	$2,129
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,004	$6,276

(i) Includes $1,191 and $846 as of December 31, 2007 and 2006, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of December 31, 2007, includes $1,189 and $2, corresponding to Personal and Telecom Argentina USA, respectively. As of December 31, 2006, includes $844 and $2, corresponding to Personal and Telecom Argentina USA, respectively.

Statements of income:

	Years ended December 31,
	2007	2006	2005
Results from continuing operations
Net sales	$3,772	$3,404	$3,113
Cost of services	(2,029)	(1,943)	(1,897)
Gross profit	1,743	1,461	1,216
General and administrative expenses	(197)	(162)	(150)
Selling expenses	(720)	(635)	(539)
Operating income	826	664	527
Gain (loss) on equity investees (i)	328	34	(200)
Financial results, net	(260)	(376)	(97)
Other expenses, net	(51)	(120)	(105)
Gain on debt restructuring	—	—	1,424
Net income before income tax	843	202	1,549
Income tax (expense) benefit, net	(59)	33	(219)
Net income from continuing operations	784	235	1,330
Income from discontinued operations	100	9	4
Net income	$884	$244	$1,334

(i) The gain (loss) on equity investees includes:

	Years ended December 31,
	2007	2006	2005
Personal	328	33	(205)
Telecom Argentina USA	—	2	(1)
2003 Telecommunications Fund	—	(1)	—
Micro Sistemas	—	—	(1)
Gain on sale of equity interest in Intelsat Ltd	—	—	7
Total	$328	$34	$(200)

15.          Unconsolidated information (continued)

Condensed statements of cash flows:

	Years ended December 31,
	2007	2006	2005
Cash flows provided by operating activities	$1,732	$1,606	$1,445
Cash flows from investing activities
Acquisition of fixed and intangible assets	(595)	(435)	(294)
(Increase) decrease in investments not considered as cash and cash equivalents and other concepts	(329)	62	751
Total cash flows provided by (used in) investing activities	(924)	(373)	457
Cash flows from financing activities
Payment of debt	(889)	(984)	(3,432)
Payment of interest and debt-related expenses	(182)	(283)	(805)
Total cash flows used in investing activities	(1,071)	(1,267)	(4,237)
(Decrease) in cash and cash equivalents	(263)	(34)	(2,335)
Cash and cash equivalents at the beginning of year	484	518	2,853
Cash and cash equivalents at the end of the year	$221	$484	$518

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

	Years ended December 31,
	2007	2006	2005

Reconciliation of net income:
Total net income under Argentine GAAP	$884	$244	$1,334
US GAAP adjustments:
Foreign currency translation (a)	(4)	(17)	(10)
Reversal of capitalization of foreign currency exchange differences (b.1)	—	—	29
Depreciation of foreign currency exchange differences (b.2)	104	104	100
Debt Restructurings (c)	296	418	(1,230)
Extinguishment of Personal’s and Nucleo’s restructured debts (d)	—	7	165
Other adjustments (e)	9	(2)	(5)
Tax effects on US GAAP adjustments (f.1)	(143)	(185)	328
Valuation allowance (f.2)	—	—	424
Minority interest (g)	2	3	3
Net income under US GAAP	$1,148	$572	$1,138

16.          Differences between Argentine GAAP and US GAAP (continued)

	As of December 31,
	2007	2006	2005
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$3,030	$2,129	$1,867
US GAAP adjustments:
Foreign currency translation (a)	(72)	(49)	(7)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (b.2)	678	574	470
Debt Restructurings (c)	(579)	(875)	(1,300)
Other adjustments (e)	3	(6)	3
Tax effects on US GAAP adjustments (f.1)	239	382	565
Minority interest (g)	23	16	5
Shareholders’ equity under US GAAP	$2,538	$1,387	$819

	Years ended December 31,
	2007	2006	2005
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$1,387	$819	$(326)
Other comprehensive income (loss)	3	(4)	7
Net income under US GAAP	1,148	572	1,138
Shareholders’ equity as of the end of the year	$2,538	$1,387	$819

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using year-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, the financial statements of the Company’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”). Under SFAS No.52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each year, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Remeasurement adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the year-end current rate has been used to translate them to the reporting currency, the Argentine Peso for the Company. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

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

b.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2007, 2006 and 2005, of the adjustment described in b.1) above.

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Nucleo completed the restructuring of their respective outstanding indebtedness. The restructurings of Telecom Argentina, Personal and Nucleo’s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

16.          Differences between Argentine GAAP and US GAAP (continued)

As a result of the extinguishment of Personal’s and Nucleo’s restructured debts in the fourth quarter of 2005 and in the first quarter of 2006, respectively, the only valuation difference arising from debt restructurings as of December 31, 2007 is that related to Telecom Argentina. For the new debts of Personal and Nucleo after the restructuring, there are no difference in measurement basis between Argentine GAAP and US GAAP.

Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated net present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the years ended December 31, 2007, 2006 and 2005, the Company recorded a $84, $131 and $116 loss on accretion, respectively.

Under US GAAP, the entities performed an analysis under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No.02-04 (“EITF No.02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the Debt Restructurings represented troubled debt restructurings. Following the EITF No.02-04 guidance, the entities concluded that the Debt Restructurings were in fact troubled debt restructurings since (i) the entities were in financial difficulties and (ii) creditors had granted them a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP a gain of $19 on debt restructuring related to Telecom Argentina restructured debt, was measured by the excess of the carrying amount of the payables over the cash surrendered.

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

On the other hand, for those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, and a gain was recognized under US GAAP equal to the amount of the reduction. In the case of Telecom Argentina debt restructuring, such gain under US GAAP amounted to $91. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

When any principal prepayments are made, the Company estimates the total new future mandatory cash payments and consequently records a gain under US GAAP as a result of the reduction of the estimated future interest payments at the time of prepayment.

In summary, the US GAAP reconciling item of net income reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of a portion of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, c) reversal of interest expense of new debt instruments computed under Argentine GAAP, (d) gain arising in the reduction of future interests resulting from principal prepayments and (e) computation of interest expense under US GAAP as described above.

16.          Differences between Argentine GAAP and US GAAP (continued)

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income:

	Years ended December 31,
	2007	2006	2005
Reversal of loss on accretion recognized under Argentine GAAP (a)	$84	$131	$116
Reversal of a portion of gain on restructuring recognized under Argentine GAAP (b)	—	—	(1,393)
Reversal of interest expense computed under Argentine GAAP (c)	170	226	200
Gain on principal prepayments under US GAAP (d)	158	179	—
Computation of interest expense under US GAAP (e)	(116)	(118)	(153)
Total US GAAP reconciling item for Debt Restructurings	$296	$418	$(1,230)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2007	2006	2005
Debt valuation differences between Argentine GAAP and US GAAP	Telecom Argentina	Telecom Argentina	Telecom Argentina	Nucleo
Total debt under Argentine GAAP (a)	$2,327	$2,894	$3,621	$38
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151	1,151	11
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)	(19)	—
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)	(91)	—
Discounting of debt amount at year-end	62	146	277	—
Gain on principal prepayments under US GAAP	(337)	(179)	—	—
Difference between Argentine GAAP and US GAAP on the computed interest	(187)	(133)	(25)	(4)
Total debt under US GAAP (b)	$2,906	$3,769	$4,914	$45

	As of December 31,
Breakdown by entity	2007	2006	2005

Telecom Argentina (b) – (a)	$579	$875	$1,293
Nucleo (b) – (a)	—	—	7
Total US GAAP reconciling item for Debt Restructurings (b) – (a)	$579	$875	$1,300

d)  Extinguishment of Personal’s and Nucleo’s restructured debts

As discussed in Note 8.3., in December 2005, Personal issued new Notes and bank loans, the net proceeds of which were used, together with available cash, to fully settle all amounts of principal and interest outstanding under Series A and Series B loans, which had been issued in November 2004 pursuant to Personal’s debt restructuring.

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

As discussed in c) above, Personal’s and Nucleo’s restructured debts had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Personal’s and Nucleo’s restructured debts as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Personal’s and Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income for the years ended December 31, 2006 and 2005 represents such different gain on Nucleo’s and Personal’s debt extinguishment, respectively.

e)  Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

16.          Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of net income:

	Years ended December 31,
	2007	2006	2005

Inventories	$8	$—	$—
Present-value accounting	1	(6)	2
Cost related to certain amendments of restructured debt terms	1	(2)	—
Fixed assets held for sale	(1)	(1)	—
Accounting for investments in debt securities	—	7	(7)
Total other adjustments (e)	$9	$(2)	$(5)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2007	2006	2005

Inventories	$8	$—	$—
Present-value accounting	(2)	(3)	3
Cost related to certain amendments of restructured debt terms	(1)	(2)	—
Fixed assets held for sale	(2)	(1)	—
Total other adjustments (e)	$3	$(6)	$3

•  Inventories

As indicated in Note 4.i, under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

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

However, under US GAAP, the Company followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the first quarter of 2006 with third parties were expensed as incurred under US GAAP.

•  Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the years presented represents the depreciation of such assets held and used under US GAAP as of each year.

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

In the first quarter of 2006, the Company sold these investments. Therefore, for the year ended December 31, 2006, the Company recognized the gain in the statement of income for US GAAP purposes.

16.          Differences between Argentine GAAP and US GAAP (continued)

f) Income taxes

f.1) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

f.2) Valuation allowance

The US GAAP reconciling item for the year ended December 31, 2005 reflects the full reversal of the valuation allowance previously provided for under US GAAP.

g) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

h) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No.25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No.123. In accordance with AIN-APB No.25 “Accounting for Stock Issued to Employees - Accounting Interpretations of APB Opinion No.25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No.79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No.25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

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

i) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. interest collar and optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to SFAS No.133 and the related implementation guidance. Since it was determined that the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

16.          Differences between Argentine GAAP and US GAAP (continued)

j) Impairment of long-lived assets, except for indefinite-life PCS license

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

k) Accounting for Uncertainty in Income Taxes (FIN No.48)

The Company adopted the provisions of FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes” (FIN No.48), an interpretation of FASB Statement No.109 “Accounting for income taxes” on January 1, 2007. The adoption of FIN No.48 for Telecom Group did not have any impact on the Company’s results nor Shareholders’ equity. Disclosures required under FIN No.48 are not included because uncertain tax positions are immaterial.

II. Additional disclosure requirements

a)         Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2019. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2007, are as follows:

Year ending December 31, 2008	71
Year ending December 31, 2009	32
Year ending December 31, 2010	22
Year ending December 31, 2011	5
Thereafter	4
Total	$134

Rental expense and lease of circuits for the years ended December 31, 2007, 2006 and 2005 are included in Note 17.h.

The Company does not have assets under capital leases for the years ended December 31, 2007, 2006 and 2005.

b)         Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.f. for details of concentration of credit risk.

16.          Differences between Argentine GAAP and US GAAP (continued)

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

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2007 and 2006 are as follows:

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

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payable and no significant changes in interest rates.

Debt

The fair value of the Company’s debt as of December 31, 2007 is estimated based on its quoted market prices as described in Note 8. As of December 31, 2007, the fair value of the Company’s debt was $3,156 and the related carrying amount was $3,198 under Argentine GAAP. As of December 31, 2006, the fair value of the Company’s debt was $4,267 and the related carrying amount was $4,098 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c)         Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most of all of these factors occurred at various times in the past few years and still occur today in the Company’s core target market in Argentina. The Company has no control over these matters.

16.          Differences between Argentine GAAP and US GAAP (continued)

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

•      the ability to finance and manage expected growth;

•      customer churn-rates;

•      impact of competitive services, products and pricing;

•      dependence on key personnel;

•      legal proceedings; and

•      Government regulation.

d)   Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2007 and 2006 was $26 and $24, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2007 and 2006 were not significant.

e)   Segment Information

As discussed in Note 14, the Company has identified its operating segments to be the five legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

Under Argentine GAAP, the Company has combined these operating segments into two reportable segments based on the nature of products and services provided by the entities. The two reportable segments under Argentine GAAP are: Voice, data and Internet services and Wireless services.

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

Even though Nucleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 14 to the consolidated financial statements discloses information for both Personal and Nucleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Nucleo is already disclosed in Note 14, the effect of the application of paragraph 17 of SFAS No. 131 would only be the (i) elimination of the column totaling Personal and Nucleo and (ii) labeling Nucleo as a separate Wireless segment.

f)           Sale of equity interest in Publicom

As discussed in Note 12, under Argentine GAAP, the sale of equity interest in Publicom has been accounted for as “Discontinued operation”.

Additionally, the Company has assessed whether this transaction shall be accounted for as a “Discontinued operation” under US GAAP in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

16.          Differences between Argentine GAAP and US GAAP (continued)

The Company has considered that Publicom is a component of the entity whose disposal meets both of the two conditions stated in the paragraph 42 of SFAS 144. For our conclusion, we have assessed the guidance stated in EITF 03-13 “Applying the Conditions in paragraph 42 of SAFS 144 in Determining Whether to Report Discontinued Operations” and its decision tree provided in Exhibit 03-13A.

Although this disposal transaction is expected to be generated continuing cash flows by Telecom Argentina as result of its continuing involvement, the Company has considered that such continuing cash flows are not significant compared to those that would have been generated by Publicom absent the sale transaction and there is no significant continuing involvement in the operations and core business of Publicom. As a consequence, the Company concluded that classification of the sale of Publicom as a discontinued operation is also appropriate under US GAAP.

g)      Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2007 and 2006.

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

As of December 31, 2007, the net current deferred tax liability is $173 and the net non-current deferred tax asset is $123 under US GAAP. As of December 31, 2006, the net current deferred tax asset is $364 and the net non-current deferred tax liability is $50 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11.c., the Company has classified restricted cash amounting to $23 as other receivables, as of December 31, 2007. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2007 represented cash in escrow related to certain judicial proceedings. The restricted cash is $44 as of December 31, 2006.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all years presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all years presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

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

16.          Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, current restructured debt includes amounts due within the next twelve months at the balance sheet date. All other amounts are classified as non-current. Therefore, as of December 31, 2007, current and non current debt under US GAAP would have been $573 and $3,204, respectively. As of December 31, 2006, current and non current debt under US GAAP would have been $679 and $4,294, respectively.

h)        Indefeasible rights of use

Acquisition of indefeasible rights of use

In the ordinary course of business, the Company enters into certain capacity agreements (the “IRU Contracts”) pursuant to which the Company purchases the rights to use of fiber optic capacity for a period of 15 years. The rights of use purchased in 2007 amounted to $24 of which $6 is still outstanding as of December 31, 2007. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts.

Under Argentine GAAP, the Company recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts, i.e. 15 years. Amortization expense is included under intangible amortization in the statement of income. The Company determined that these capacity agreements are service contracts.

Under US GAAP, the Company evaluated the guidance in EITF 01-08 “Determining whether an arrangement contains a lease”, and determined that these contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $7, $4 and $2 for the years ended December 31, 2007, 2006 and 2005, respectively, and service expense would have been increased by same amounts for those years.

Sale of a portion of indefeasible rights of use purchased

In the ordinary course of business, the Company entered into certain capacity agreements, pursuant to which the Company provides the right to use a portion of the capacity acquired under IRU Contracts mentioned above. As of December 31, 2007, $3 related to the 2007 capacity agreements is still uncollected.

Under Argentine GAAP, the Company recognized this uncollected receivable and liability (deferred revenue) related to these agreements. The Company will recognize revenue under the straight-line method over the term of the Agreement (15 years).

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

i)    Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2007	2006	2005
Operating income under Argentine GAAP	$1,636	$894	$497
Foreign currency translation	2	6	2
Depreciation of foreign currency exchange differences	104	104	117
Other expenses, net as operating loss under US GAAP	(98)	(184)	(162)
Inventories	(51)	(5)	(14)
Other	(1)	(1)	—
Operating income under US GAAP	$1,592	$814	$440

16.          Differences between Argentine GAAP and US GAAP (continued)

j)           Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the period by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income per share is presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income per share (for continuing and discontinued operations) for the years indicated:

	Years ended December 31,
	2007	2006	2005
Numerator: (Net income under US GAAP)
from continuing operations	1,046	559	1,135
from discontinued operations	102	13	3
Net income under US GAAP	1,148	572	1,138
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978
Basic and diluted net income per common share
from continuing operations	1.06	0.57	1.16
from discontinued operations	0.11	0.01	—
Net income per common share	1.17	0.58	1.16

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

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $31, $39 and $31 for fiscal years 2007, 2006 and 2005, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

16.          Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2007	2006	2005

Cash flows provided by operating activities	$2,605	$1,949	$1,302

Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(1,212)	(827)	(549)
Proceeds for the sale of equity investees	182	—	—
(Increase) Decrease in investments not considered as cash and cash equivalents and others	(512)	62	668
Total cash flows (used in) provided by investing activities	(1,542)	(765)	119

Cash flows from financing activities
Debt proceeds	45	36	1,236
Payment of debt	(1,290)	(1,113)	(4,684)
Payment of debt-related expenses and others	—	(52)	(59)
Dividends paid	(38)	—	—
Total cash flows used in financing activities	(1,283)	(1,129)	(3,507)

Effect of exchange rate changes on cash and cash equivalents	17	6	(253)
(Decrease) Increase in cash and cash equivalents	(203)	61	(2,339)
Cash and cash equivalents at the beginning of year	661	600	2,939
Cash and cash equivalents at year end	$458	$661	$600

l)           Changes in useful lives of fixed assets

As discussed in Note 13, during the year 2007, the Telecom Group performed an integral review of the useful lives of the fixed assets as from September 30, 2007 based on the work of independent appraisers, Organización Levin de Argentina S.A. As a result of this review, the remaining useful lives of certain fixed assets (fiber optic network, GSM technology network access and switching equipment, and certain software) were extended as from September 30, 2007. This reassessment resulted in a $14 reduction in depreciation expense for the year ended December 31, 2007.

In addition, the Company decided to accelerate the migration from TDMA technology to GSM technology, which is expected to be concluded by March 2008 (originally was expected by December 2008). Accordingly, during the year 2007, Personal recognized accelerated depreciation of $84 related to these assets in order to be fully depreciated by March 31, 2008.

Net of tax effect on net income for the mentioned changes in the estimated useful lives was a loss of $46, which represents a loss of Argentine pesos 0.05 per share for the year 2007.

During the year 2005, Organización Levin de Argentina S.A., independent appraisers, helped Personal and Nucleo to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $31 related to these assets, which represents a loss of Argentine pesos 0.02 per share for the year 2005.

m)     Severance payments

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

16.          Differences between Argentine GAAP and US GAAP (continued)

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

	Years ended December 31,
	2007	2006	2005
Net income under US GAAP	$1,148	$572	$1,138
Other comprehensive income:
- Foreign currency translation	3	1	2
- Investments classified as available-for-sale	—	(7)	7
Tax benefit (expense)	—	2	(2)
Comprehensive income	$1,151	$568	$1,145

	As of December 31,
	2007	2006	2005
Accumulated other comprehensive income (a)	$25	$22	$26

(a) Accumulated other comprehensive income as of December 31, 2007, 2006 and 2005 includes charges related to foreign currency translation adjustments. In addition, accumulated other comprehensive income as of December 31, 2005 includes charges related to investments classified as available-for-sale.

q)          Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

r)          Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS No.157”). The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, which delays the effective date of SAFS No.157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This pronouncement partially defers the effective date of SFAS No.157 to fiscal years beginning after November 15, 2008 for the mentioned items. The partial adoption of SFAS No.157 will not have a significant impact on the Company’s current financial position or results of operations.

16.          Differences between Argentine GAAP and US GAAP (continued)

In September 2006, the Emerging Issues Task Force issued the EITF No.06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No.01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-1 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF No.06-1 will not have a significant impact on the Company’s current financial position or results of operations.

In February 2007, the FASB issued SFAS No.159, “The fair value option for financial assets and financial liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No.159”). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value, at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) is applied instrument by instrument, with a few exceptions; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. SFAS No.159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the fair value option for certain debts existing at the time of adoption. If the fair value option is applied to such debts, the adoption of SFAS No.159 is expected to have a significant impact on the Company’s financial position and results of operations under US GAAP.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” (“SFAS No.160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No.160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently analyzing the impact that the adoption of SFAS No.160 will have on the Company’s financial position and results of operations.

17.       Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.    Fixed assets, net

b.    Intangible assets, net

c.    Securities and equity investments

d.    Current investments

e.    Allowances and provisions

f.     Cost of services

g.    Foreign currency assets and liabilities

h.    Expenses

i.     Aging of assets and liabilities

17.       Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	109	4	—	—	—	113
Building	1,450	—	—	8	(2)	1,456
Tower and pole	352	—	5	19	(1)	375
Transmission equipment	4,018	17	20	221	(8)	4,268
Wireless network access	1,551	—	—	49	(13)	1,587
Switching equipment	4,136	3	8	152	(1)	4,298
Power equipment	562	1	7	24	(1)	593
External wiring	6,065	—	6	125	(2)	6,194
Computer equipment	3,008	9	17	372	(1)	3,405
Telephony equipment and instruments	831	7	18	7	—	863
Equipment lent to customers at no cost	71	33	12	7	(2)	121
Vehicles	121	26	—	—	(15)	132
Furniture	74	1	1	1	—	77
Installations	316	—	3	8	—	327
Improvements in third parties buildings	84	—	—	18	—	102
Work in progress	451	1,174	12	(1,011)	—	626
Subtotal	23,199	(a) 1,275	109	—	(46)	24,537
Asset retirement obligations	25	2	—	—	(1)	26
Materials	155	(b) 139	1	—	(80)	215
Total as of December 31, 2007	23,379	1,416	110	—	(127)	24,778

Total as of December 31, 2006	22,611	1,176	136	—	(545)	23,378

	Depreciation						Net	Net
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the year	carrying value as of December 31, 2007	carrying value as of December 31, 2006
Land	—	—	—	—	—	—	113	109
Building	(768)	4 – 10	(58)	—	2	(824)	632	682
Tower and pole	(253)	5 – 8	(15)	(2)	—	(270)	105	99
Transmission equipment	(3,333)	11 – 14	(228)	(13)	8	(3,566)	702	685
Wireless network access	(1,119)	11 – 14	(194)	—	13	(1,300)	287	432
Switching equipment	(3,418)	11 – 15	(266)	(6)	1	(3,689)	609	718
Power equipment	(448)	10 – 11	(36)	(4)	—	(488)	105	114
External wiring	(4,456)	6	(287)	(3)	1	(4,745)	1,449	1,609
Computer equipment	(2,541)	18 – 22	(208)	(14)	1	(2,762)	643	467
Telephony equipment and instruments	(771)	11 – 18	(29)	(12)	—	(812)	51	60
Equipment lent to customers at no cost	(67)	50	(13)	(11)	2	(89)	32	4
Vehicles	(77)	20	(13)	—	15	(75)	57	44
Furniture	(56)	10	(6)	(1)	—	(63)	14	18
Installations	(233)	8 – 25	(13)	(2)	—	(248)	79	83
Improvements in third parties buildings	(63)	3	(6)	—	—	(69)	33	21
Work in progress	—	—	—	—	—	—	626	451
Subtotal	(17,603)		(1,372)	(68)	43	(19,000)	5,537	5,596
Asset retirement obligations	(15)	16 – 21	(5)	—	—	(20)	6	10
Materials	—		—	—	—	—	215	155
Total as of December 31, 2007	(17,618)		(c) (1,377)	(68)	43	(19,020)	5,758	5,761

Total as of December 31, 2006	(16,653)		(c) (1,342)	(85)	463	(17,617)	5,761

(a)          Includes $13 in Transmission equipment, $27 in Equipment lent to customers at no cost, $2 in Telephony equipment and instruments and $339 in Work in progress, transferred from materials.

(b)         Net of $381 transferred to fixed assets.

(c)          Includes $(104) and $(104), in December 2007 and 2006, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

17.       Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	440	—	6	—	446
Debt issue costs	54	—	3	(20)	37
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	181	—	30	—	211
Rights of use	140	24	—	—	164
Exclusivity agreements	62	3	—	(11)	54
Total as of December 31, 2007	1,535	27	39	(31)	1,570

Total as of December 31, 2006	1,516	72	53	(106)	1,535

	Amortization					Net	Net
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the year	carrying value as of December 31, 2007	carrying value as of December 31, 2006
Software obtained or developed for internal use	(420)	(13)	(6)	—	(439)	7	20
Debt issue costs	(28)	(11)	(3)	20	(22)	15	26
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(170)	(13)	(28)	—	(211)	—	11
Rights of use	(35)	(10)	—	—	(45)	119	105
Exclusivity agreements	(31)	(3)	—	11	(23)	31	31
Total as of December 31, 2007	(754)	(a) (50)	(37)	31	(810)	760	781

Total as of December 31, 2006	(755)	(b) (59)	(45)	105	(754)	781

(a)      An amount of $(35) is included in cost of services, $(1) in general and administrative expenses, $(3) in selling expenses and $(11) in financial results, net.

(b)     An amount of $(46) is included in cost of services, $(3) in selling expenses and $(10) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2007	Cost value as of December 31, 2007	Book value as of December 31, 2007	Book value as of December 31, 2006
CURRENT INVESTMENTS
Mutual funds
HF $ Clase I	$1.24	56,816,602	71	71	71	27
Optimun CDB $ Clase B	$1.75	2,967,846	5	5	5	7
Lombard Renta $	$2.48	9,317,848	23	23	23	—
Other mutual funds			—	—	—	39
Total mutual funds			99	99	99	73
Total current investments			99	99	99	73

17.       Other financial statement information (continued)

(d) Current investments

	Cost as of	Book value as of
	December 31, 2007	December 31, 2007	December 31, 2006

CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$282	$283	$359
In Argentine pesos	31	31	199
	$313	$314	$558
With an original maturity of more than three months
In foreign currency	$532	$534	$—
	$532	$534	$—
Total current investments	$845	$848	$558
NON-CURRENT INVESTMENTS
Time deposits
With an original maturity of more than three months
In Argentine pesos – Related parties	$1	$1	$—
Total non-current investments	$1	$1	$—

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	71	—	(50)	126
Regulatory contingencies	—	—	(f) 14	(2)	12
Allowance for obsolescence of inventories	12	7	—	(1)	18
Allowance for doubtful accounts and other assets	16	—	5	(10)	11
Total deducted from current assets	133	78	19	(63)	167
Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	195	—	—	(d) (89)	106
Regulatory contingencies	—	42	(f) 22	—	64
Allowance for doubtful accounts and other assets	18	4	(5)	—	17
Write-off of materials	22	—	—	(2)	20
Total deducted from non-current assets	235	46	17	(91)	207
Total deducted from assets	368	(b) 124	36	(154)	374

Included under current liabilities
Provision for contingencies	85	—	14	(e) (50)	49
Total included under current liabilities	85	—	14	(50)	49
Included under non-current liabilities
Provision for contingencies	234	79	(70)	—	243
Total included under non-current liabilities	234	79	(70)	—	243
Total included under liabilities	319	(c) 79	(f) (56)	(50)	292

(a)          As of December 31, 2007 and 2006 this allowance is included in Taxes payable non-current.

(b)         Includes $71 in selling expenses and $53 in other expenses, net.

(c)          Included in other expenses, net.

(d)         Included in income tax.

(e)          Includes $8 by application of SC Resolution No. 41/07.

(f)            Reclassified $36 to other receivables – “Regulatory contingencies” and $20 to other liabilities – “Contingencies payable”.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	97	64	—	(56)	105
Allowance for obsolescence of inventories	9	5	—	(2)	12
Allowance for doubtful accounts and other assets	7	10	2	(3)	16
Total deducted from current assets	113	79	2	(61)	133
Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	276	—	—	(81)	195
Allowance for doubtful accounts and other assets	17	3	(2)	—	18
Write-off of materials	—	22	—	—	22
Total deducted from non-current assets	293	25	(2)	(d) (81)	235
Total deducted from assets	406	(g) 104	—	(142)	368

Included under current liabilities
Provision for contingencies	108	57	101	(181)	85
Total included under current liabilities	108	57	101	(181)	85
Included under non-current liabilities
Provision for contingencies	239	96	(101)	—	234
Total included under non-current liabilities	239	96	(101)	—	234
Total included under liabilities	347	(h) 153	—	(181)	319

(g)         Includes $63 in selling expenses, $1 in foreign currency translation adjustments and $40 in other expenses, net.

(h)         Includes $57 in selling expenses and $96 in other expenses, net.

17.       Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2007	2006	2005
Inventory balance at the beginning of the year	$188	$113	$82
Plus:
Purchases	927	1,060	664
Holding results on inventories	(59)	(5)	(14)
Wireless handsets lent to customers at no cost (a)	(5)	(4)	(3)
Replacements	(2)	(4)	(3)
Foreign currency translation adjustments in inventory	1	1	—
Cost of services (Note 17.h)	4,088	3,511	3,063
Less:
Inventory balance at year end	(175)	(188)	(113)
COST OF SERVICES	$4,963	$4,484	$3,676

(a)   Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2007	2006	2005
Services
Net sales	$8,466	$6,821	$5,329
Cost of sales	(4,070)	(3,485)	(3,053)
Gross profit from services	$4,396	$3,336	$2,276
Handsets
Net sales	$590	$544	$332
Cost of sales	(875)	(973)	(613)
Gross loss from handsets	$(285)	$(429)	$(281)
Voice, Internet and data equipment
Net sales	$18	$7	$7
Cost of sales	(18)	(26)	(10)
Gross loss from voice, Internet and data equipment	$—	$(19)	$(3)
TOTAL GROSS PROFIT	$4,111	$2,888	$1,992

17.       Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2007				As of December
	Amount of foreign		Current	Amount in	31, 2006
Items	currency (i)		exchange rate	local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	—	—	$—	$3
	G	—	—	—	3
Bank accounts	US$	3	3.14900	10	2
	G	15,224	0.0006413	10	7
Investments
Time deposits	US$	242	3.14900	761	343
	EURO	11	4.63150	49	14
		¥235	0.02793	7	2
Accounts receivable
	US$	22	3.14900	69	50
	G	36,510	0.0006413	23	23
Related parties	US$	2	3.14900	7	4
Other receivables
Prepaid expenses	US$	2	3.14900	7	5
	G	2,187	0.0006413	2	1
Tax credits	G	—	—	—	2
Derivatives	US$	67	3.14900	212	—
Others	US$	2	3.14900	5	17
	G	2,251	0.0006413	2	2
Non-current assets
Other receivables
Derivatives	US$	—	—	—	85
Total assets				$1,164	$563
Current liabilities
Accounts payable
Suppliers	US$	178	3.14900	$561	$472
	G	26,639	0.0006413	17	11
	EURO	6	4.63150	28	29
Deferred revenues	G	15,578	0.0006413	10	8
Related parties	US$	4	3.14900	12	32
	EURO	3	4.63150	12	7
Debt
Notes – Principal	US$	196	3.14900	617	569
	EURO	133	4.63150	618	347
		¥3,080	0.02793	86	51
Banks loans and others – Principal	US$	15	3.14900	47	247
	G	46,681	0.0006413	22	—
Accrued interest	US$	5	3.14900	15	24
	EURO	3	4.63150	14	16
		¥29	0.02793	1	1
Derivatives	US$	1	3.14900	3	5
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,855	0.0006413	1	1
Taxes payable
Income tax	G	2,020	0.0006413	1	3
VAT	G	1,794	0.0006413	1	—
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.14900	7	6
Others	G	952	0.0006413	1	—
Non-current liabilities
Debt
Notes – Principal	US$	273	3.14900	859	1,366
	EURO	173	4.63150	799	1,195
		¥3,987	0.02793	111	176
Banks loans and others – Principal	US$	2	3.14900	5	51
Gain on discounting of debt	US$	(3)	3.14900	(8)	(20)
	EURO	(10)	4.63150	(45)	(105)
		¥(304)	0.02793	(9)	(21)
Taxes payable
Deferred tax liabilities (assets)	G	2,258	0.0006413	2	(1)
Other liabilities
Deferred revenue on sale of capacity	US$	19	3.14900	60	49
Total liabilities				$3,848	$4,519

(i) US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

17.       Other financial statement information (continued)

(h)         Expenses

	Expenses			Capitalized and	Year ended
	Cost of services	General and administrative	Selling	recoverable costs	December 31, 2007
Salaries and social security	$420	$162	$378	$30	$990
Depreciation of fixed assets	1,227	52	98	—	1,377
Amortization of intangible assets	35	1	3	—	39
Taxes	241	4	45	—	290
Turnover tax	370	—	—	—	370
Maintenance, materials and supplies	344	24	79	—	447
Cost of voice, Internet and data equipment sales	18	—	—	—	18
Cost of directories publishing	2	—	—	—	2
Bad debt expense	—	—	71	—	71
Interconnection costs	151	—	—	—	151
Cost of international outbound calls	138	—	—	—	138
Lease of circuits	101	—	—	—	101
Fees for services	59	74	167	—	300
Advertising	—	—	306	—	306
Agent commissions and distribution of prepaid cards commissions	—	—	704	—	704
Other commissions	—	1	129	—	130
Roaming	151	—	—	—	151
Charges for TLRD	609	—	—	—	609
Transportation and freight	16	9	117	—	142
Insurance	2	4	5	—	11
Energy, water and others	55	6	7	—	68
Rental expense	80	3	17	—	100
Others	69	2	7	—	78
Total	$4,088	$342	$2,133	$ (a) 30	$6,593

a)             Included $18 in Non-current assets – “Credit on SC Resolution No. 41/07” and $12 capitalized in Fixed assets – “Work in progress”.

	Expenses			Fixed assets	Year ended
	Cost of services	General and administrative	Selling	Work in progress	December 31, 2006
Salaries and social security	$383	$131	$315	$10	$839
Depreciation of fixed assets	1,183	42	117	—	1,342
Amortization of intangible assets	46	—	3	—	49
Taxes	213	2	36	—	251
Turnover tax	288	—	—	—	288
Maintenance, materials and supplies	229	13	75	—	317
Cost of voice, Internet and data equipment sales	26	—	—	—	26
Bad debt expense	—	—	63	—	63
Interconnection costs	159	—	—	—	159
Cost of international outbound calls	111	—	—	—	111
Lease of circuits	56	—	—	—	56
Fees for services	63	56	140	—	259
Advertising	—	—	225	—	225
Agent commissions and distribution of prepaid cards commissions	—	—	548	—	548
Other commissions	—	2	111	—	113
Roaming	137	—	—	—	137
Charges for TLRD	445	—	—	—	445
Transportation and freight	16	7	60	—	83
Insurance	3	4	5	—	12
Energy, water and others	43	5	13	—	61
Rental expense	61	3	13	—	77
Others	49	2	3	—	54
Total	$3,511	$267	$1,727	$10	$5,515

	Expenses			Year ended
	Cost of services	General and administrative	Selling	December 31, 2005
Salaries and social security	$313	$120	$238	$671
Depreciation of fixed assets	1,278	37	138	1,453
Amortization of intangible assets	39	—	5	44
Taxes	139	5	32	176
Turnover tax	218	—	—	218
Maintenance, materials and supplies	218	10	48	276
Cost of voice, Internet and data equipment sales	10	—	—	10
Bad debt expense	—	—	28	28
Interconnection costs	144	—	—	144
Cost of international outbound calls	94	—	—	94
Lease of circuits	48	—	—	48
Fees for services	33	51	81	165
Advertising	—	—	150	150
Agent commissions and distribution of prepaid cards commissions	—	—	386	386
Other commissions	—	—	77	77
Roaming	115	—	—	115
Charges for TLRD	271	—	—	271
Transportation and freight	14	5	42	61
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Rental expense	47	3	10	60
Others	40	—	9	49
Total	$3,063	$236	$1,259	$4,558

17.       Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	234	—	—	—	—	—	—
Not due
First quarter 2008	947	661	75	1,640	64	80	246	36
Second quarter 2008	—	3	51	—	831	34	20	4
Third quarter 2008	—	—	10	—	5	25	—	4
Fourth quarter 2008	—	—	196	—	574	25	—	6
January 2009 thru December 2009	1	—	263	—	1,034	12	—	11
January 2010 thru December 2010	—	—	10	—	752	9	—	26
January 2011 and thereafter	—	—	9	—	—	22	—	83
Not date due established	1	—	—	—	(62)	—	289	—
Total not due	949	664	614	1,640	3,198	207	555	170
Total as of December 31, 2007	949	898	614	1,640	3,198	207	555	170

Balances bearing interest	948	234	—	—	3,198	—	—	17
Balances not bearing interest	1	664	614	1,640	—	207	555	153
Total	949	898	614	1,640	3,198	207	555	170

Average annual interest rate (%)	5.44	(a)	—	—	(b)	—	—	6.00

(a)          $162 bear 50% over the Banco Nación Argentina notes payable discount rate and $72 bear 28.59%.

(b)         See Note 8.

EXHIBIT INDEX

1.1	Estatutos (bylaws) of Telecom Argentina, as amended, which include its corporate charter (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

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

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of Guillermo Gully of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Marco Emilio Patuano of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Guillermo Gully, Marco Emilio Patuano and Valerio Cavallo pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina–Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

*                 Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.