Form 20-F
period 2008-12-31
TELECOM ARGENTINA SA
filed 2009-06-26
CIK 932470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number:  1-13464

TELECOM ARGENTINA S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Alicia Moreau de Justo 50 (C1107AAB) - Buenos Aires Argentina
(Address of principal executive offices)

Pedro Insussarry (Tel: 54-11-4968-3602, Fax: 54-11-4968-3616, E-mail: pinsussa@ta.telecom.com.ar, Alicia Moreau de Justo 50, 10 th Floor, (C1107AAB), Buenos Aires, Argentina)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

Yes ☐   No ☐

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

☐ Yes   ☒ No

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2008, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2008, Telecom Personal S.A., Núcleo S.A., Telecom Argentina USA, Inc., Micro Sistemas S.A. and Cubecorp Argentina S.A. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of wireless communication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication and Internet services in Paraguay.

Consolidated Financial Statements. Our Consolidated Financial Statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-75 of this Annual Report.

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

Exchange Rates. In this Form 20-F, except as otherwise specified, references to “US$” and “dollars” are to U.S. dollars, references to “P$” and “pesos” are to Argentine pesos, references to the “yen” or “¥” are to Japanese currency, and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate between the dollar and the peso as of December 31, 2008 was P$3.453=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law during the period April 1, 1991 through January 6, 2002. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has since declined substantially. As of June 24, 2009, the exchange rate (ask price) was P$3.79=US$1.00. Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see “Item 3—Key Information—Exchange Rates.” We have provided as a convenience, translations as of December 31, 2008 for other currencies which are mentioned in this Annual Report, including the Japanese yen (P$3.813=¥100), and the euro (P$4.791=€1).

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down in order to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this Annual Report.

The contents of our website are not part of this Annual Report.

i

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

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line):  A compression technology that allows combinations of services including voice, data and one-way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

AFIP (Administración Federal de Ingresos Públicos):  The Argentine federal tax authority.

AFJP (Administradoras de Fondos de Jubilaciones y Pensiones):  Private entities in charge of managing the funds of the Retirement and Pension System contributions in the individual capitalization regime established by Law 24,241 enacted in 1993.

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

ANSES: The Argentine administrator of Social Security pension and retirement benefits.

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

Cubecorp:  Cubecorp Argentina S.A.

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

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas):  Argentine Federation of Professional Councils of Economic Sciences.

FCR:  France Cables et Radio S.A.

France Telecom Group: We refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group.”

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

Microsistemas:  Micro Sistemas S.A.

NDF (Non Deliverable Forward): A generic term for a set of derivatives which cover national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in non-convertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a pre-determined price and are typically settled in US dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

Network:  An interconnected collection of elements. In a telephone network, these consist of Switches connected to each other and to consumer equipment for the transmission of data. The transmission equipment may be based on Fiber Optic or metallic cable or point-to-point radio connectors.

v

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

Public Emergency Law:  The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine Government on January 6, 2002, as amended by Law No. 25,790, Law No. 25,820, Law No. 25,972, Law No. 26,077, Law No. 26,204 and Law No. 26,456. Among others, the Public Emergency Law grants the executive branch of the Argentine Government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

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

Regulatory Bodies:  Collectively, the SC and the CNC.

RT:  Technical resolutions issued by the FACPCE. As of December 31, 2008, the RT effective and which applied to the Company were: 6, 7, 8, 9, 11, 14, 15, 16, 17, 18, 21, 22 and 23.  These collective technical resolutions constitute Argentine GAAP, with the exception of RT 7 which establishes the auditing rules and RT 15 which regulates the role of the public accountant. In addition, RT 17 establishes that specific measurement questions not addressed by existing RTs must be resolved by applying general accounting measurement rules, the Argentine GAAP conceptual framework, the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”), the International Accounting Standards developed by the International Accounting Standards Committee (“IASC”), the interpretations issued by the Standing Interpretation Committee (“SIC”) of the IASB and the interpretations of the International Financial Reporting Interpretations Committee  (“IFRIC”) in the order listed.

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

Telco S.p.A.:   joint company made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica, S.A. (of Spain).

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

Telefónica de España:  Telefónica, S.A. (of Spain).

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

W de Argentina—Inversiones:   W de Argentina—Inversiones S.L.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

Selected Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2008. Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects.”

Our selected consolidated income statement data for the years ended December 31, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. Our selected consolidated balance sheet data as of December 31, 2006 has been derived from our consolidated financial statements as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2005 and 2004 and our selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our consolidated financial statements as of December 31, 2005 and 2004 and for the three years in the period ended December 31, 2005. The consolidated financial statements as of December 31, 2005 and 2004 and for the three years in the period ended December 31, 2005 are not included in this Annual Report.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP as they relate to us, see Note 15 to our Consolidated Financial Statements.

Recent Accounting Pronouncements

In March 2009, the FACPCE issued RT 26, “Adoption of the International Financial Reporting Standards from the International Accounting Standards Board,” which will be fully effective for fiscal years beginning on or after January 1, 2011. RT 26 also establishes certain disclosure requirements applicable to annual financial statements beginning on or after January 1, 2009. As of the date of this Annual Report, RT 26 has not been adopted by the CNV. The Company is currently analyzing the impact that the adoption of RT 26 will have on the Company’s financial position and results of operations.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 14 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(P$ millions, except per share and per ADS data)
INCOME STATEMENT DATA
Argentine GAAP Amounts
Continuing operations
Net sales	10,608	9,074	7,372	5,668	4,451
Cost of services, general and administrative and selling expenses	(8,567)	(7,438)	(6,478)	(5,171)	(4,057)
Operating income	2,041	1,636	894	497	394
Other, net (1)	(545)	(562)	(685)	(471)	(1,248)
Gain on debt restructuring, net	—	—	—	1,424	209
Income tax (expense) benefit, net	(535)	(292)	22	(119)	(24)
Net income (loss) from continuing operations	961	782	231	1,331	(669)
Discontinued operations (2)
Net income from discontinued operations	—	102	13	3	3
Net income (loss)	961	884	244	1,334	(666)
Net income (loss) per share (3)	0.98	0.90	0.25	1.36	(0.68)
Net income (loss) per ADS (4)	4.88	4.49	1.24	6.78	(3.38)
US GAAP Amounts (5)
Operating income	1,805	1,592	814	440	430
Net income (loss)	1,109	1,148	572	1,138	(782)
Net income (loss) from continuing operations per share (3)	1.13	1.06	0.57	1.16	(0.79)
Net income from discontinued operations per share (3)	—	0.11	0.01	—	—
Net income (loss) per share (3)	1.13	1.17	0.58	1.16	(0.79)
Net income (loss) from continuing operations per ADS (4)	5.63	5.31	2.84	5.77	(3.99)
Net income from discontinued operations per ADS (4)	—	0.52	0.07	0.01	0.02
Net income (loss) per ADS (4)	5.63	5.83	2.91	5.78	(3.97)

BALANCE SHEET DATA
Argentine GAAP Amounts
Current assets	2,592	2,384	1,767	1,542	4,439
Fixed assets, net	6,188	5,738	5,739	5,958	6,894
Total assets	9,649	9,171	8,720	8,563	12,335
Current liabilities	4,061	3,643	3,373	2,206	10,232
Current debt	1,355	1,474	1,395	905	9,434
Non-current liabilities	1,487	2,419	3,146	4,449	1,547
Non-current debt	688	1,724	2,703	3,996	1,219
Minority Interest	81	79	72	41	30
Common stock	984	984	984	984	984
Total shareholders’ equity	4,020	3,030	2,129	1,867	526
Total liabilities, minority interest, and shareholders’ equity	9,649	9,171	8,720	8,563	12,335
US GAAP Amounts (5)
Total assets	9,512	9,112	8,814	8,711	12,688
Current liabilities	3,195	2,909	2,644	1,856	10,225
Non-current liabilities	2,103	3,609	4,727	6,000	2,758
Minority interest	81	56	56	36	31
Total shareholders’ equity (deficit)	4,133	2,538	1,387	819	(326)

(1)        Other, net includes gain on equity investees, “financial results, net,” other expenses, net and minority interest.

(2)        Corresponds to the sale in April 2007 of our equity interest in Publicom (representing 99.99% of the capital stock and voting shares of Telecom Argentina’s former subsidiary, a publisher of directories) to Yell Publicidad S.A.

(3)        Calculated based on 984,380,978 shares outstanding during each year.

(4)        Calculated based on 196,876,196 ADSs equivalent to the shares outstanding during each year.

(5)        For a description of these differences please refer to Note 15 to the Consolidated Financial Statements. The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented.

	As of December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total assets under Argentine GAAP	9,649	9,171	8,720	8,563	12,335
Valuation differences:
Foreign-currency translation	—	(72)	(50)	(10)	5
Capitalization of foreign currency exchange differences	(67)	(106)	(210)	(314)	(443)
Other adjustments	(11)	5	(3)	6	6
Tax effects on US GAAP adjustments	27	35	75	110	155
Valuation allowance	—	—	—	—	(285)
Balance sheet classification differences:
Deferred income taxes	(27)	88	295	363	935
Other classifications (i)	(59)	(9)	(13)	(7)	(20)
Total assets under US GAAP	9,512	9,112	8,814	8,711	12,688

	As of December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total current liabilities under Argentine GAAP	4,061	3,643	3,373	2,206	10,232
Valuation differences:
Other adjustments	—	—	—	—	5
Tax effects on US GAAP adjustments	—	—	—	—	(2)
Valuation allowance	—	—	—	—	2
Balance sheet classification differences:
Deferred income taxes	273	173	—	—	—
Financial indebtedness	(1,137)	(901)	(716)	(348)	—
Other classifications (i)	(2)	(6)	(13)	(2)	(12)
Total current liabilities under US GAAP	3,195	2,909	2,644	1,856	10,225

(i)           Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Notes 15.II.h and 15.II.i to the Consolidated Financial Statements.

	As of December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total non-current liabilities under Argentine GAAP	1,487	2,419	3,146	4,449	1,547
Valuation differences:
Foreign-currency translation	—	—	(1)	(3)	(6)
Debt Restructurings	—	579	875	1,300	235
Fair value option for Notes of Telecom Argentina	(254)	—	—	—	—
Other adjustments	2	2	3	3	—
Tax effects on US GAAP adjustments	88	(204)	(307)	(455)	(82)
Valuation allowance	—	—	—	—	137
Balance sheet classification differences:
Deferred income taxes	(300)	(85)	295	363	935
Financial indebtedness	1,137	901	716	348	—
Other classifications (i)	(57)	(3)	—	(5)	(8)
Total non-current liabilities under US GAAP	2,103	3,609	4,727	6,000	2,758

(i)           Includes the classifications corresponding to the acquisition and sale of indefeasible right of use. No classification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Notes 15.II.h and 15.II.i to the Consolidated Financial Statements.

	As of December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total minority interest under Argentine GAAP	81	79	72	41	30
Valuation differences:
Foreign-currency translation	—	(23)	(16)	(5)	1
Total minority interest under US GAAP	81	56	56	36	31

	As of December 31,
	2008*	2007	2006	2005	2004
	(P$ millions)
Total shareholders’ equity under Argentine GAAP	4,020	3,030	2,129	1,867	526
Valuation differences:
Foreign-currency translation	—	(72)	(49)	(7)	11
Capitalization of foreign currency exchange differences, net	(67)	(106)	(210)	(314)	(443)
Debt Restructurings	—	(579)	(875)	(1,300)	(235)
Fair value option for Notes of Telecom Argentina	253	—	—	—	—
Other adjustments	(12)	3	(6)	3	1
Tax effects on US GAAP adjustments	(61)	239	382	565	239
Valuation allowance	—	—	—	—	(424)
Minority interest	—	23	16	5	(1)
Total shareholders’ equity (deficit) under US GAAP	4,133	2,538	1,387	819	(326)

* On January 1, 2008, the Company adopted the provisions of SFAS No.159, “The fair value option for financial assets and financial liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No.159”). The adjustment under US GAAP, net of tax effect, at the adoption date was P$408 million (P$0.41 per share) which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of fair value measurement were shown as a reconciliation item to income statement in the US GAAP reconciliation as of and for the year ended December 31, 2008.

	Year ended December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Operating income under Argentine GAAP	2,041	1,636	894	497	394
Valuation differences:
Foreign–currency translation	—	2	6	2	1
Depreciation of foreign currency exchange differences	39	104	104	117	119
Inventories	(14)	(51)	(5)	(14)	(6)
Reversal of amortization of Telecom Debt issuance costs recorded under Argentine GAAP	7	—	—	—	—
Other adjustments	—	(1)	(1)	—	—
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(268)	(98)	(184)	(162)	(78)
Operating income under US GAAP	1,805	1,592	814	440	430

	Year ended December 31,
	2008	2007	2006	2005	2004
	(P$ millions)
Total net income (loss) under Argentine GAAP	961	884	244	1,334	(666)
Valuation differences:
Foreign-currency translation	—	(4)	(17)	(10)	9
Depreciation of foreign currency exchange differences, net of reversal of its capitalization	39	104	104	129	123
Debt Restructurings	—	296	418	(1,230)	(235)
Extinguishment of Personal’s and Núcleo’s restructured debts	—	—	7	165	—
Personal Pre–APE Debt Restructurings	—	—	—	—	20
Fair value option for Notes of Telecom Argentina	205	—	—	—	—
Other adjustments	(16)	9	(2)	(5)	(6)
Tax effects on US GAAP adjustments	(80)	(143)	(185)	328	34
Valuation allowance	—	—	—	424	(60)
Minority interest	—	2	3	3	(1)
Total net income (loss) under US GAAP	1,109	1,148	572	1,138	(782)

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign investment and exchange controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2004	3.06	1.95	2.94	2.98
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.06
Year Ended December 31, 2007	3.16	3.08	3.12	3.15
Year Ended December 31, 2008	3.45	3.03	3.18	3.45
Month Ended December 31, 2008	3.47	3.38	3.42	3.45
Month Ended January 31, 2009	3.49	3.45	3.46	3.49
Month Ended February 28, 2009	3.57	3.48	3.51	3.57
Month Ended March 31, 2009	3.72	3.60	3.66	3.72
Month Ended April 30, 2009	3.72	3.67	3.69	3.71
Month Ended May 31, 2009	3.75	3.70	3.73	3.75
Month Ended June 30, 2009 (through June 24, 2009)	3.79	3.74	3.76	3.79

(1)          Yearly data reflect average of month-end rates.

Sources:  Banco Nación

On June 24, 2009, the closing exchange rate (ask price) quoted by Banco Nación was P$3.79=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Telecom and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and most of our indebtedness is denominated in foreign currencies. Accordingly, our financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and foreign currencies. In 2001 and 2002 the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to significant devaluation of the peso against major international currencies and our need to restructure our financial indebtedness. Although Argentina has experienced economic growth and political conditions have shown improvement in recent years, these conditions have affected and may continue to affect our financial condition and results of operations.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our debt obligations.

Since we realize a substantial portion of our revenues in Argentina in pesos, any devaluation in the peso may negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital costs denominated in foreign currency (including costs of servicing our indebtedness denominated in foreign currencies). A significant depreciation in the Argentine peso against major foreign currencies also may have a material adverse impact on our capital expenditure program and significantly increase the amount of our debt obligations. It should be noted, however, that the exposure to the risk of devaluation of the peso has significantly decreased as a result of the mandatory and optional prepayments as well as the repurchases of the notes of Telecom Argentina. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In the five-month period ended May 31, 2009 the devaluation of the peso against the U.S. dollar was 9%. Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these uncertainties will affect the consumption of services provided by the Telecom Group or our ability to meet our debt obligations denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on our financial condition and results of operations.

Substantial inflation may have an adverse effect on the economy and would negatively impact Telecom Argentina’s margins.

In the recent past, Argentina has experienced periods of high levels of inflation.  More recently, levels of inflation have increased since 2005 and have remained relatively high from 2006 to 2008. The IMF expects the current economic crisis will cause regional inflation to decrease in 2009.

The Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute or “INDEC”) estimates that the Argentine consumer price increased from 9.8% in 2006, 8.5% in 2007, and 7.2% in 2008; and the wholesale price index increased 7.1% in 2006, 14.6% in 2007 and 8.8% in 2008.  In the five months ending May 31, 2009, the consumer price index in Argentina increased 2.3% and the wholesale price index increased 2.1%. The INDEC has undergone changes both in its management and in the methodology used to calculate the CPI index (Consumer Price Index). As a result, public credibility of the INDEC as a reference for publishing Argentine inflation indexes has been adversely affected. There is also a substantial disparity between the inflation indexes published by the INDEC and the overall evolution of prices in the economy.

The Argentine Government has implemented several actions in order to monitor and control prices for the most relevant goods and services, such as price controls and restrictions on imports and exports. Despite such actions and the effects of the current global economic crisis, the Argentine economy continues to experience significant inflation. If the BCRA issues significant amounts of currency to finance public sector spending, to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized through strict fiscal and monetary policies, a significant increase in inflation rates can be expected.

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

The Argentine Government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis of 2001 and 2002, the Argentine Government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as our company. See “Item 8—Financial Information—Legal Proceedings” for more information. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition or results of operations.

The Argentine Government may exercise greater intervention in private sector companies, including Telecom Argentina.

The global financial crisis has resulted in a significant reduction in global GDP and a loss in consumer confidence in the financial sectors of many countries.  In order to improve the countries’ financial condition and assist certain troubled industries, certain governments have responded with extraordinary intervention in the private sector.  Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

As a result of changes in the Argentine governmental policies, domestic problems in Argentina, and given the global conditions described above, in November 2008 Argentina nationalized, through Law No. 26,425, all of its private pension and retirement system, which had been previously administered by AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constitutes a significant change in the government’s approach to exercising influence over Argentina’s main publicly-traded companies.  On average, approximately 20% of the share ownership and a significant portion of the public float of these companies were owned by AFJP and are now held by ANSES.

The government could exercise significant influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters.  Additionally, since AFJP was the primary institutional investor in Argentina, the nationalization of the private retirement system has had a significant impact on the levels of access to financing in capital markets for publicly-traded companies.  The role that the government will play, acting through ANSES, in making investments in new issuances of equity and debt in capital markets, is unclear due to the absence of clearly established policies.  This has caused a significant reduction in the volume of trading on and liquidity of Argentina’s capital markets.  Furthermore, the government’s selection criteria for electing individuals to boards of directors in publicly-traded companies in which it owns shares is still unknown, as are its mandates to directors or supervisory committee members of said companies and the government’s response to situations such as, among others, companies’ participation in governmental bidding processes. Until the government’s practices and policies are defined, these matters could create uncertainties for investors of public companies in Argentina, including Telecom Argentina.

Article 8 of Law No. 26,425 (which ratifies Article 76(f) of Law 24,241) limits ANSES’ voting power to 5% of the company’s total voting shares, even if ANSES holds a greater ownership position.  However, there is a risk that the Argentine government could claim full voting rights at annual shareholder meetings, rather than limiting its voting rights to 5% of company shares, in accordance with the limitation prescribed by Law No. 26,425.  In fact, ANSES, has already attempted to exercise voting powers commensurate with its total share ownership at various shareholder meetings of other companies.  In the majority of these cases, these companies have opposed ANSES’ actions and the parties have reached an agreement.  As of the date of this Annual Report, the CNV has not yet taken a particular stance on this matter.

It is difficult for us to predict the actions that ANSES will take at Telecom Argentina’s next shareholders’ meeting.  Additionally, we cannot predict the impact on the Company’s corporate matters if ANSES were to designate members of the Company’s Board and/or Supervisory Committee.

Argentina’s economy may not continue to grow at current rates or may contract in the future.

The effects of the recent global financial crisis and general weakness in the global economy may negatively affect emerging economies like Argentina. Although Argentina has experienced economic growth in recent years, current global financial instability has impacted and may continue to impact the Argentine economy and cause Argentina to return to a period of recession, higher inflation, unemployment and greater social unrest.

The recent global financial crisis has affected the Argentine economy in a number of ways, including the following: reduction in the level of economic activity and the level of investments, depreciation of the currencies of Argentina’s main international trading partners, increased pressure on the devaluation of the peso as a result of greater investor and public risk aversion, a sharp decline in Argentina’s export product prices and contraction of consumer and investor spending. Further, although the nationalization of Argentina’s private pension system would likely help to maintain a positive primary surplus, it would complicate private access to the financial markets.

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic conditions prevailing in Argentina. If economic conditions in Argentina were to deteriorate, they would be expected to have an adverse effect on our financial condition and results of operations.

Argentina continues to face considerable economic, legal and political uncertainty.

Although general economic conditions have shown improvement, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years have given rise to significant uncertainties about the country’s economic and political future.

In the past, the Argentinean government has responded to economic instability through significant government intervention that exacerbated social unrest.  During 2008, the decision of the Government of Cristina Fernández de Kirchner to raise export taxes on certain key agricultural products has resulted in conflicts between the Government and the agricultural sector. If economic instability returns, there could be a material adverse effect on our results of operations and financial condition.

In the event of further economic, social or political crises, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for and assumption of costs and risks associated with utilizing sub-contracted labor. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether our commercial activities will be affected positively, negatively or at all by such changes.

Argentina’s fiscal problems and the incomplete restructuring of Argentina’s sovereign debt may negatively affect the macroeconomic environment.

The Argentine Government’s history of fiscal deficit was aggravated by the devaluation of the Argentine peso in early 2002. Since almost all of the financial obligations of the Argentine Government were denominated in foreign currencies at the time the dollar-peso parity was eliminated, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine Government. Since the Government’s fiscal revenues were denominated in large part in Argentine pesos, the Government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002.  The Government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to obtain access to capital markets or other forms of financing.

The Argentine Government implemented a debt restructuring effort through a debt exchange offer that closed on February 25, 2005.  Despite a 76.15% acceptance of the offer, amounts not tendered for exchange totaled approximately US$20 billion.  The settlement of the debt exchange was completed on June 2005 and, in 2006, the Argentine Government made an early payback of Argentina’s debt to the IMF, which involved a disbursement of US$9.5 billion.  Nonetheless, a number of bondholders who held out from the exchange offer have initiated legal actions against the Argentine government.  A judgment against the Argentine government in these pending cases could reduce sources for funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

After the economic crisis in 2001, the Argentine Government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine Government may be required to continue adopting austere fiscal measures that could adversely affect economic growth. As of December 31, 2008, the outstanding principal amount of Argentina’s public debt was equivalent to US$146 billion (of which approximately 52.5% is denominated in foreign currency).

There can be no assurance that the Argentine Government will not default on its obligations under its bonds in the event that it experiences another economic crisis. A new default by the Government could lead to a new recession, higher inflation, restrictions for Argentine companies to access funds, and unemployment and social unrest, which would negatively affect our financial condition, funding and results of operations.

The Argentine banking system may be subject to instability.

The Argentine banking system collapsed during 2001 and 2002 when the Argentine Government restricted bank withdrawals and required the conversion of dollar deposits to pesos.  From 2003 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation have resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, during 2008 certain events such as conflicts between the Argentine Government and certain sectors of the economy have deteriorated depositors’ confidence, leading to a decrease in deposits, the dollarization of certain deposits and an increase in interest rates. The capital outflow of the private sector in 2008 reached approximately US$11.7 billion and in the first quarter of 2009 it was approximately US$3.6 billion.

Despite improvements in stability since 2002 and the high level of reserves held by the BCRA, we cannot be sure that another collapse will not occur in the future. The Argentine banking system’s collapse or the collapse of one or more of the larger banks in the system would have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of delinquent and uncollectible accounts.

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

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine Government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine Government must consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed.  The Argentine government must also consider consumer protection, accessibility of the services and the profitability of public services providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2009. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates.”

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine Government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding 2006, rate increases will be restricted to the termination charge for international incoming calls and the extension of the time bands for peak-hour tariffs applied to local and domestic long distance calls. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates—Letter of Understanding 2006.”

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary steps. As of the date hereof, such fulfillment has yet to occur. Although we expect such fulfillment and effectiveness to occur, we cannot guarantee if or when this will happen. We are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine Government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether we will be able to meet them.

Rate restrictions may continue for a number of years and may affect revenues from fixed line and other services. While we intend to continue to strive to control operating costs and capital expenditures and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing and the increase in costs due to high levels of inflation.

Additionally, since the end of the year 2005, the Argentine Government has implemented various measures to control inflation such as price controls of certain goods and services.  It is possible that services not currently regulated in this manner by the Argentine Government may be the subject to future price controls or that similar mechanisms affecting our economic and financial situation may be implemented.

We are leveraged in foreign currency.

As of December 31, 2008, our total nominal consolidated bank and financial indebtedness, denominated in dollars, euro, yen and guaraníes amounted to the equivalent of approximately US$590 million, including accrued but unpaid interest and related derivatives. Our total consolidated peso-denominated debt amounted to P$15 million, equivalent to US$4 million. As of December 31, 2008, our total consolidated cash and banks and financial investments denominated in dollars, euro, yen and guaraníes amounted to the equivalent of approximately US$244 million and our total consolidated peso-denominated cash and banks and financial investments amounted to P$282 million, the equivalent of US$82 million. Our leverage in foreign currency, in addition to the restrictions on access to foreign currency imposed by the BCRA, as described in this Risk Factors section, may affect our ability to service our indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, our subsidiary Telecom Personal is and will continue to be leveraged in foreign currency. As of December 31, 2008, Telecom Personal’s stand-alone outstanding debt was the equivalent of approximately US$226 million, which is denominated in U.S. dollars and Paraguayan guaraníes. As of December 31, 2008, Telecom Personal’s total cash and banks and current investments denominated in dollars amounted to approximately US$89 million and Telecom Personal’s total peso-denominated cash and banks and current investments amounted to P$242 million, the equivalent of US$70 million.

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

As of the date of this Annual Report, we cannot predict if any measures will be taken by the Regulatory Bodies, the Argentine Antitrust Commission or relevant authorities, and whether if taken, they will affect our operations or the price of our shares.

We operate in a competitive environment which may result in a reduction in our market share in the future.

We compete with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2008, more than 500 licenses for local and/or long distance services, payphones and value added services had been granted since the end of the exclusivity period.

We expect that we will face pressure on the rates we charge for services and we could experience a loss of market share for Voice, Data and Internet services as a result of this competition, particularly in the long distance service and Internet businesses. In addition, the market for wireless services is very competitive as certain of our competitors have substantial telecommunications experience. The Internet services and wireless telecommunications markets, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the Voice, Data and Internet services market, we must invest in our fixed-line network and information technology in order to maintain and improve service quality, sustain the growth in broadband services and continue developing the NGN. Specifically, in the Internet services market, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. To remain competitive in the wireless telecommunications market, we must enhance our wireless networks by expanding our network infrastructure and extending 3G technology and bandwidth for mobile data transmission.  We also aim to facilitate the synergy between fixed and mobile communications. In the Wireless segment, we expect to continue to devote resources to customer retention and loyalty and to the replacement of handsets due to technological updates. These enhancements and the introduction of new services will demand increased capital expenditures and high subscriber retention costs. We must also adapt to changing market conditions. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Responding to these changes may require us to devote substantial capital to the development, procurement or implementation of new technologies.

We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure in order to comply with regulatory obligations regarding fixed line services and to remain competitive with the quality of our services.

The macroeconomic situation in Argentina and certain operating and financial restrictions under the terms of our indebtedness (including limits on capital expenditures by Telecom Argentina) may adversely affect our ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that we will have the ability to make needed capital expenditures and operating expenses. If we are unable to make these capital expenditures, or if our competitors are able to invest in their businesses to a greater degree than we are, our competitive position will be adversely impacted.

Moreover, the products and services we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans or features, our customer base and our user traffic may be materially affected.

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

The SC is responsible for the allocation of bands in the wireless spectrum within promulgated regulations. Telecom Personal cannot guarantee that its requests to participate in the reallocation process related to the bands to be released by Telefónica Móviles, S.A. will be granted, or that the frequency bands will not be reallocated to existing or future competitors of Telecom Personal, negatively affecting Telecom Personal’s competitive position and ability to offer cellular services to its customers on a competitive basis. See “Item 4—Information on the Company—Regulatory Framework—Other Regulatory Regulations—Regulations Applicable to PCS Services” for a detailed description of Telecom Personal’s license.

Nortel, as our controlling shareholder, and Sofora as Nortel’s controlling shareholder, exercise control over significant matters affecting us.

Nortel is our direct controlling shareholder. Sofora owns 100% of the common stock of Nortel, which represents 67.79% of the total capital stock of Nortel. Sofora is 50% owned by Telecom Italia Group and 50% owned by W de Argentina—Inversiones.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina—Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors.  In addition, we have been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina—Inversiones have agreed amongst themselves certain matters relating to the election of our directors and of Nortel’s and have given W de Argentina—Inversiones veto power with respect to certain matters relating to us.  However, as a result of the legal proceedings described below under “Our principal shareholders are involved in various legal proceedings which may impact our corporate governance,” the influence of our principal shareholders has been limited pending the outcome of such proceedings.  See “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

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

Our principal indirect shareholders are involved in various legal proceedings which may impact our corporate governance.

Our principal indirect shareholders are party to a number of legal proceedings which may affect our Board of Directors and matters of corporate governance. W de Argentina-Inversiones S.L., one of Telecom Argentina’s principal indirect shareholders, has initiated a legal proceeding against another principal indirect shareholder of Telecom Argentina, Telecom Italia S.p.A. and the members appointed at the request of Telecom Italia S.p.A. to Telecom Argentina’s Board of Directors, alleging that Telefónica de España’s stake in Telco S.p.A. engenders a conflict of interest, since Telecom Argentina’s main competitor is Telefónica de Argentina S.A. (a subsidiary of Telefónica de España). Argentine antitrust authorities are currently examining this matter. In connection with their review, in April 2009, Argentine antitrust authorities ordered members of the Board of Directors of Telecom Argentina appointed at the request of Telecom Italia S.p.A to abstain from exercising — directly or indirectly — their voting rights until this issue had been resolved. Also, an Argentine court provisionally suspended Telecom Argentina’s annual shareholder meeting pending resolution of an appeal of the voting ban. In May 2009, the Argentine Antitrust Commission requested, among other things, the reestablishment of the previously-dissolved Steering Committee (an internal committee of the Board of Directors) and revocation of Telecom Argentina’s decision to merge the roles of General Directors of Corporate Matters and Operations into one position of Chief Executive Officer.  With regards to this request of the Argentine Antitrust Commission, an Argentine court has ordered Telecom Argentina to abstain from considering Resolution 64/09 and related measures, at the meeting of the Board of Directors to be held on June 12, 2009.

Regulatory review and litigation over this matter is ongoing and we cannot predict its outcome.  For further detail, see “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

Our ability to operate our business will be constrained by the indenture governing the notes that we issued in connection with the APE.

The indenture governing the notes issued pursuant to Telecom Argentina’s APE and, as modified in 2006, contains certain standard operating and financial restrictions and covenants that could adversely affect our ability to finance our future operations or capital needs or to engage in certain business activities. These agreements limit, and in some cases prohibit, except in certain permitted situations, our ability to:

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

Our Series A notes contain mandatory prepayment terms and permit redemption at the option of Telecom Argentina.

The terms of the Series A notes that Telecom Argentina issued pursuant to the APE include mandatory prepayment terms that may require Telecom Argentina to prepay the principal amortization of the notes before their scheduled payment date. As of the date of this Annual Report, Telecom Argentina has cancelled all scheduled amortizations of the Series A notes payable through October 2011 and 48.75% of the scheduled principal amortization payments of the Series A notes due in April 2012.  Therefore, as of the date of this Annual Report, 37.679% of the original principal amount of Series A notes remain outstanding. All principal amortization payments were made on a pari passu basis, as required by the notes. In addition to making note payments (which are applied to prepay the remaining installments of the notes in direct order of maturity) or optional redemptions (which are applied pro rata 10 at par value), Telecom Argentina may retire the notes through purchases of the notes in the secondary market if the notes are available for purchase at a price below their par value. Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment or redemption of the notes.

Our operations and financial condition could be affected by union activity.

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of our labor organizations have increased as a result of the general labor dissatisfaction resulting from the disparity between the cost of living (which was significantly affected by the increased level of inflation) and salaries in Argentina (although the Argentine Government has attempted to alleviate this economic disparity by increasing the minimum legal wage, imposing salary amounts which will initially be treated as non remunerative and setting target annual wage increases). Certain claims initiated in 2005 by labor organizations with respect to fixed line services led to negotiations that resulted in the improvement of salary levels and a reduction of working hours. See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings—Other Labor Claims.” Moreover, certain labor organizations have advocated that certain of our non-unionized employees should be represented by trade unions. Union organizations could also request that we delegate currently outsourced tasks to Company employees.  Furthermore, if the number of employees covered by trade unions increases, we may incur increased costs for the higher compensation that we and our contractors may need to pay to unionized employees.

In this context, we reached several agreements with various labor organizations representing in particular our fixed-line telephony employees. Please see “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings.”

The Argentine Government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase our cost of doing business.

The Argentine Government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). In the aftermath of the 2002 Argentine economic crisis, both the Government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits. However, since early 2005, the Argentine Government has decided not to order new salary increases by decree. We cannot guarantee that the Government will not again adopt measures that will increase salaries or require us to provide additional benefits, which would increase our costs and, among other things, in the absence of an adjustment of regulated tariffs, reduce our profitability.

Moreover, the Argentine Congress has discussed certain modifications to labor regulations that, if approved, could materially impact our relationship with our employees by increasing the labor cost and decreasing the flexibility to provide services to our clients.

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert management time, attention, and financial resources.

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Employment Contract Act to restrict an employer’s ability to change the form and conditions of work expected of an employee. As a result of these changes, there may be a heightened risk of employment-related litigation. See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings.”

We may be subject to measures by the Argentine Government that may modify or impose obligations to provide telecommunications services without or with reduced compensation which may result in losses.

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the effect of increasing competition for the services we offer and increasing capital expenditures. Moreover, the Government could modify some of the current regulations, without granting the Company corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations such as, among others, those relating to Universal Service regulation (See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Decree No. 764/00”), those relating to the provision of new customer services and those resulting from the 2000 and 2001 Price Cap SC reviews still pending. Any such changes could have a material impact on our operations. However, these potential obligations may be offset by measures in Telecom Argentina’s favor, such as those contemplated in Resolution 41/07 (See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rate Regulation—Tax Stability: Social Security Contribution Variations”).

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

These amendments may increase the number of legal actions commenced against various companies that provide goods and services to individual users or consumers. This possibility might entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for its services, or the obligation to return amounts charged for its services. If such were the case, any of such consequences could have an adverse effect on our financial situation and on the results of our operations.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent us from making payments on our dividends, debt and trade liabilities.

In the past, the Argentine Government has imposed a number of monetary and currency exchange control measures, including restrictions on the free disposition of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfer of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Although most significant restrictions or limitations have been eliminated, certain restrictions imposed by the BCRA on the access to foreign exchange markets and transfer of funds continue to apply to us and may in the future limit our ability to make payments on our debt to creditors and trade liabilities outside of Argentina. There can be no assurance that the BCRA will not increase restrictions for making payments of principal, interest and/or trade liabilities to our foreign creditors, dividend payments to foreign shareholders or require its prior authorization for such purposes, which would limit our ability to service our debt and/or comply with payments related to trade contracts with foreign suppliers. Limitations on the early repayment of our debt increase our exposure to foreign exchange risks. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

There is no assurance that the market for our securities will provide proper levels of liquidity.

The future liquidity position of our securities, including Telecom Argentina’s Series A notes, is uncertain. The liquidity of our securities will depend on numerous factors, many of which are outside of our control. The liquidity of our securities could be adversely affected by changes in market conditions and interest rates, both in Argentina and the global economy, as well as by any change in our financial condition and results of operations.

In particular, the liquidity of Telecom Argentina’s Series A notes could be reduced by prepayments and repurchases carried out in accordance with the terms of the notes.

Fluctuations in Telecom Argentina’s share price depend on various factors, some of which are outside of our control.

The market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, changes in the economic and political situation of Argentina, changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance and operations. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

In addition, future conversions of Telecom Argentina’s Class C Shares could affect the trading price of Telecom Argentina’s shares if a large number of converted shares are sold in the public markets within a short time period. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

Finally, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADSs listed on the New York Stock Exchange are U.S. dollar denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

Our consolidated financial statement under Argentine GAAP may not give you the same information as financial statements prepared under US GAAP.

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. We maintain our financial books and records and prepare our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP.  In this regard, we have included a description of the principal differences between Argentine GAAP and US GAAP as they relate to us in Note 15 to the Consolidated Financial Statements.

ITEM 4.          INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector corporations in Argentina in terms of revenues. Telecom Argentina  has a non-expiring license (the “License”) to provide fixed-line telecommunications services in Argentina. We also provide other telephone-related services such as international long-distance service, data transmission, IT solutions outsourcing and Internet services, and through our subsidiaries, wireless telecommunications services and international wholesale services.

As of December 31, 2008, our telephone system included approximately 4.3 million lines in service. This is equivalent to approximately 22 lines in service per 100 inhabitants in the Northern Region of Argentina and 384 lines in service per employee.

As of December 31, 2008, our Internet business has approximately 1.1 million customers and our Wireless reportable segment has approximately 12.6 million customers in Argentina and approximately 1.8 million customers in Paraguay.

Business Strategy

Our goal is to be a leading provider of integrated communications, providing a wide variety of fixed and mobile telecommunication services, mainly in the territory of Argentina. Our purpose is to be a leader in operational excellence, in the provision of innovative services and in customer satisfaction.

We believe that the main drivers of growth will continue to be our broadband business and mobile service offerings, enabled by higher access speeds and the incorporation of new attractive and innovative alternatives that our competitors will find hard to imitate.

Telecommunication services in Argentina have shown high growth rates in recent years, particularly in the mobile and broadband fixed access segments. However, as is usual in developed markets, they have already reached the point of saturation or are close to saturation, resulting in tighter competition, increased costs for operators, and declining prices in real terms. The use of high-technology exacerbates this situation even more by facilitating the entry of new players, the so-called technology competitors, which, with low and highly focused investments, fuel competitive pressure and reduce the industry’s profitability.

Our industry is evolving towards an ICT (Information & Communication Technology) paradigm, where the boundaries between telecommunication businesses, information technology and mass media increasingly fade, which translates into another significant challenge for all market participants.

Customers, for their part, are starting to place value on the increasing levels of empowerment, personalization and interactivity in telecommunication services. Increasingly, the services for which consumers are willing to pay a premium are value-added, and the price of connectivity —either fixed or mobile- no longer represents a determining factor in the purchase decision.

In this context, the convergence of services constitutes a key opportunity to achieve market positioning by keeping abreast of emerging demands and counteracting the erosion of traditional revenue streams. Conceptually, the convergence of services comprises different implementation stages ranging from commercial branding to integration of technological platforms and customer care.

The Telecom Group has made great progress in this direction, introducing changes to its organization and processes that seek to improve business synergies. To this end, we are implementing a coordinated roadmap of our networks and systems, which allow us to launch several offering packages, including broadband access and local calls; innovative wireless digital handsets; SMS services compatible with the fixed and mobile networks; fixed video-telephony; and, more recently, the combination of ADSL technology with Wi-Fi connectivity at homes, and access to mobile Internet through the Third Generation (“3G”) Mobile Broadband Technology network  of Telecom Personal.

Some of the key components of our strategy include:

•                  Strengthen the actions aimed at enhancing our performance as an integrated fixed/mobile operator;

•                  Retain customers and traffic on fixed networks through offering packages for residential and business customers and increase ARPU on traditional products, maximizing the profitability of mature businesses;

•                  Continue the migration of our traditional telephone infrastructure to the NGN, which as of December 31, 2008 reached 590,000 lines of new technology;

•                  Increase the penetration and deployment of broadband, the adoption of which should be a catalyst that will speed up fixed/mobile service convergence and the offering of combined Value Added Services (VAS);

•                  Continue the deployment of fiber optics, to improve transmission capacity and access speed for our customers;

•                  Expand coverage with our mobile service based on a differentiated strategy per region, and continue with the deployment of 3G technology. In 2008, the migration of mobile TDMA customers to GSM network was completed;

•                  Explore new technologies, such as IMS (IP Multimedia Subsystem), Wimax (Worldwide Interoperability for Microwave Access), Home Networking (which allows multiple computers to share files, printers and Internet connection) and fixed and mobile interactive multimedia services. To this end, Telecom has been developing a pilot test of new multimedia services so as to be prepared to offer such advanced services when and as permitted by the Regulatory Bodies.

•                  Develop a broad range of services in the Information and Communication Technology (ICT) market aimed at satisfying business costumers’ needs. In order to increase our positioning in this market, in July 2008 Telecom acquired the entire capital of Cubecorp, an Argentine company specialized in offering data center solutions.

We understand that success will largely depend on our flexibility and ability to quickly adapt to the requirements of a rapidly changing market, which demands a technological evolution to continue delivering the kind of leading-edge services that are provided in more developed countries.

Organizational Structure

The following chart shows our principal subsidiaries and affiliated companies as of December 31, 2008, and jurisdiction of organization.

(*)	Dormant entity.

(**)

Cubecorp’s activities are being carried out by Telecom Argentina since January 1, 2009 due to a merger process between both companies. The merger was approved by Cubecorp’s shareholders’ meeting on March 19, 2009 and it is still pending approval by Telecom Argentina’s shareholders’ meeting, which was provisionally suspended. (See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”)

Consolidated Subsidiary Information

The following table presents information relating to our consolidated subsidiaries for the fiscal year ended as of December 31, 2008:

Subsidiary (1)	Activity	Reportable Segment	Percent Ownership	Percentage of Telecom’s Total Consolidated Net Sales
Telecom Personal S.A.	Wireless Services	Wireless	99.99	61.9
Núcleo S.A. (2)	Wireless Services	Wireless	67.50	3.7
Cubecorp Argentina S.A. (3)	Datacenter Services	Voice, Data and Internet	100.00	0.1
Telecom Argentina USA, Inc.	International Service	Voice, Data and Internet	100.00	0.4
Micro Sistemas S.A. (4)	Electronic Equipment Sales	Voice, Data and Internet	99.99	—
Total				66.1

(1)   All incorporated in Argentina, except for Núcleo S.A. (Paraguay) and Telecom Argentina USA, Inc. (USA).

(2)   Interest held indirectly through Telecom Personal.

(3)   Entity acquired during 2008 and subsequently merged with Telecom Argentina since January 1, 2009. See Note 12 to our Consolidated Financial Statements.

(4)   Dormant subsidiary as of December 31, 2008.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware, 19715.

Recent Developments

Telecom Personal and Núcleo Dividend Payments

In April and June 2009, Telecom Personal paid its shareholders (Telecom Argentina and Nortel) P$730 million, corresponding to the cash dividend approved at Telecom Personal’s Annual Shareholders Meeting held on March 31, 2009.

In April 2009, Núcleo paid its shareholders a dividend in guaraníes equivalent to P$36 million, as approved at Núcleo’s Annual Shareholders Meeting held on March 25, 2009. Telecom Personal received P$24 million of this distribution.

Acquisition of Springville S.A.

In April 2009, Telecom Personal acquired the shares of Springville S.A., for an amount of Uruguayan pesos 237,180, equivalent to US$9,892.  Springville S.A. is a Uruguayan company that, since its formation, has not carried out any operations.  It was acquired by Telecom Personal for the purposes of rendering resale services relating to mobile telephony in Uruguay.

Legal Proceedings Relating to Share Ownership

Nortel and Telecom Argentina’s principal indirect shareholders are party to a number of legal proceedings which may affect their Boards of Directors and matters of corporate governance.  In 2009, the Argentine Antitrust Commission has issued various resolutions regarding this matter. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

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

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine Government sold 60% of the common stock to Nortel, a holding company formed by a consortium of investors including Telecom Italia among others.  Nortel’s common stock was subsequently transferred to an Argentine company named Sofora.  As of December 31, 2008, Sofora was held 50% by the Telecom Italia Group, 48% by W de Argentina—Inversiones, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group, and 2% by France Telecom Group. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s common stock was transferred to a Share Ownership Plan for certain ex employees of ENTel and CAT by the Argentine Government, and the remaining 30% of Telecom Argentina’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. A portion of the shares in the Share Ownership Plan has been sold in the public market, and the remaining shares in the Share Ownership Plan are expected to be gradually sold in the public market.  See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

On the Transfer Date, Telecom Argentina entered into a management agreement (the “Management Agreement”) with Telecom Italia and FCR, a subsidiary of France Telecom S.A. (jointly, the “Operators”). Since December 2003 the Telecom Italia Group has been the sole operator of Telecom Argentina.

Through September 30, 1999, Telecom Argentina provided domestic and international communication services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine Government implemented a deregulation plan introducing competition into the Basic telephone service market. See “Regulatory Framework—Liberalization of the Argentine Telecommunications Industry.” The Argentine telecommunications market was opened to full competition beginning in November 2000. As a result, Telecom Argentina now offers services throughout Argentina and competes with Telefónica and with a number of additional operators throughout its markets.

THE BUSINESS

General

As of the date of this Annual Report, we conduct our business through six legal entities which represent five operating segments. We aggregate these operating segments into two reportable segments —Voice, Data and Internet and Wireless- following the nature of the products and services provided.

The companies we aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated Company/Operating Segment
Voice, Data and Internet	Telecom Argentina
Telecom Argentina USA, Inc.
Cubecorp Argentina S.A. (i)
Micro Sistemas S.A. (ii)

Wireless	Telecom Personal
Núcleo

(i)

Cubecorp’s activities are being carried out by Telecom Argentina since January 1, 2009 due to a merger process between both companies. The merger was approved by Cubecorp’s shareholders’ meeting on March 19, 2009 and it is still pending approval by Telecom Argentina’s shareholders’ meeting, which was provisionally suspended. (See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”)

(ii)	Dormant entity at December 31, 2008.

Voice, Data and Internet. Telecom Argentina owns a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Telecom Argentina also owns a network in the Southern Region. Voice, Data and Internet services are comprised of the following:

•                  Basic telephone services. Telecom Argentina provides Basic telephone services, including local and domestic long-distance telephone services and public telephone services. As of December 31, 2008, Telecom Argentina had approximately 4.30 million lines in service;

•                  International long-distance services. Telecom Argentina provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits;

•                  Data transmission and Internet services. Telecom Argentina provides data transmission and Internet connectivity services, including traditional dial-up and broadband connections, ADSL dedicated lines, private networks, national and international broadcasting signal transport and videoconferencing services. As of December 31, 2008, Telecom Argentina had approximately 1.1 million subscribers to our Internet service;

•                  Information and Communication Technology Services. The Telecom Group provides ICT services and value-added solutions; and

•                  Other Basic telephone services. Other services provided by Telecom Argentina include supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, video calls and itemized billing, and telecommunications consulting and telecommunications equipment and maintenance services.

Wireless Telecommunication. We provide wireless services through our subsidiaries in Argentina and Paraguay. Our subsidiary Telecom Personal provides wireless telephone service throughout Argentina via cellular and PCS networks. Telecom Personal’s service offerings include supplementary wireless Value Added Services. We also provide cellular and PCS services in Paraguay through Núcleo, a subsidiary of Telecom Personal. As of December 31, 2008, Telecom Personal had approximately 12.6 million wireless subscribers in Argentina and approximately 1.8 million in Paraguay.

See Note 13 to our Consolidated Financial Statements and: “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2008, 2007 and 2006—Results of Operations by Reportable Segment” for additional information as to our results of operations by reportable segment.

Voice, Data and Internet

Telecom Argentina is the principal provider of Basic telephone services in the Northern Region, and since late 1999 has also provided Basic telephone services in the Southern Region.

Since October 2000, the telecommunications sector in Argentina is completely open to competition. Our operations are subject to a complex series of laws and regulations of the Argentine Government. In addition, we are subject to the supervision of the Regulatory Bodies. See “Regulatory Framework—Rate Regulations” below.

The Argentine Government has taken certain measures that have affected revenues from the services we provide. By the enactment of the Public Emergency Law since January 6, 2002, the rates charged by Telecom Argentina for fixed line services such as measured service, public telephone service, national and international long-distance and monthly basic charges and installation charges have been pesified (regulated services since the Transfer Day). We cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect our future revenues. See “Regulatory Framework—Rate Regulations” below and “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

Telecom Argentina’s Telephone Network

Telecom Argentina’s fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the deployment of Telecom Argentina’s telephone network:

	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Number of installed lines(1)	4,442,629	4,238,542	3,896,637	3,828,147	3,803,006
Net lines installed (during each year)	204,087	341,905	68,490	25,141	2,921
Net lines installed cumulative(2)	2,871,665	2,667,578	2,325,673	2,257,183	2,232,042
Number of lines in service(3)	4,298,820	4,207,744	4,094,653	3,949,911	3,790,298
Net lines in service added for the year	91,076	113,091	144,742	159,613	134,439
Net lines in service added cumulative	2,896,851	2,805,775	2,692,684	2,547,942	2,388,329
Lines in service per 100 inhabitants(4)	22	22	21	21	20
Pending applications(5)	67,400	65,700	60,800	52,000	44,800
Public phones installed	58,375	70,550	81,568	82,771	83,847

(1)	Reflects total number of lines available in Switches. Since the year 2006, also includes NGN lines.

(2)	Cumulative net lines installed since the Transfer Day.

(3)	Reflects number of lines capable of generating traffic. Includes direct inward dialing lines, which do not use installed line capacity.

(4)	Corresponds to the Northern Region of Argentina.

(5)	Corresponds to lines requested by clients, but not yet installed.

Revenues

Voice, Data and Internet Services include, among other charges, monthly basic charges, measured service charges, installation charges, public telephone services and interconnection services related to “essential facilities.” The rates for these charges are regulated by rules governing our license, which establish “maximum prices” that can be charged to clients. Telecom Argentina is able to charge prices below the maximum regulated prices as long as the discount is applied equally to clients who share the same characteristics (under the so called principle of “non-discrimination”). In accordance with this ability, Telecom Argentina charges lower prices than the maximum regulated prices for many of the services offered.

The remaining services included in the Voice, Data and Internet reportable segment are not subject to regulation and, as a result, Telecom Argentina is able to set the corresponding rates.

a)    Retail — Residential and Business customers

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice.  The number of pulses varies depending on the type of customer. As of December 31, 2008, approximately 78% of lines in service were for residential customers and public telephony and approximately 22% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to low consumption residential and retired customers.

Measured Service Charges. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per minute at the time the call is made. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. During the summer months (December through March) there is decreased consumption due to the fact that many customers are on vacation. Additionally, due to competition, Telecom Argentina offers discounts to customers mainly for domestic long-distance service, as semi-flat rate plans that include a set quantity of minutes for a fixed charge.

Local minutes were approximately 13.0 billion in 2008, 13.6 billion in 2007 and 13.8 billion in 2006. During the past three years, despite increased economic activity in Argentina and the growth in our fixed line customer base, the volume of local minutes has decreased slightly due to the strong growth in wireless telephony and the resulting migration of traffic to wireless service. During 2008, we launched targeted and selective offer plans in urban areas with the objective of offsetting this trend and promoting customer loyalty in our fixed line customer base.

Domestic long-distance minutes have remained stable at 3.0 billion since 2006.  Since the Northern Region was opened to competition in 1997, Telecom Argentina has maintained its position as the market leader for domestic long-distance traffic in the region.

In the years ended December 31, 2008 and 2007, approximately 78% of measured service revenue was generated by residential and professional customers, and approximately 22% was generated by business and government customers.

International Long-Distance Service. International long-distance traffic minutes increased to 157 million in 2008 from 142 million in 2007 and 128 million in 2006. Despite competition and the introduction of VoIP (Voice Over Internet Protocol), traffic volumes show a positive trend due to promotions targeted to the sector and an increase in commercial activity with foreign countries requiring increased international call volumes.

Since 1992, international tariffs have been reduced annually as a consequence of the application of the Price Cap described in “Regulatory Framework—Rate Regulations—Price Cap.” Telecom Argentina also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

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

Public Telephone Services. As of December 31, 2008, there were 58,375 public lines installed of which 6,032 are in the Southern Region. Local and domestic long-distance traffic saw a systematic reduction as a result of the strong development of the cellular telephone industry in Argentina. As a result, public-telephony local traffic for the year 2008 fell to 394 million minutes compared to 556 million minutes for the year 2007 and 702 million minutes for the year 2006. Domestic long-distance public-telephony traffic over the same period was 182 million minutes, 243 million minutes and 306 million minutes for 2008, 2007 and 2006, respectively. In contrast, international long-distance public-telephony traffic has experienced consistent increases reaching 69 million minutes during the year 2008, from 64 million minutes in the year 2007 and 52 million minutes in the year 2006 due to several promotions used to generate increased demand.

Other National Telephone Services. Telecom Argentina provides dedicated lines to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, Telecom Argentina receives revenues from dedicated analog urban/interurban lines.  These revenues are calculated according to the price for long distance codes of urban/interurban calls.

Additionally, other national telephone services include charges for supplementary services (such as call waiting, call forwarding, conference calls, caller ID, voicemail and itemized billing).

New Voice Products and Services. Throughout 2008, Telecom Argentina introduced new products and services in the market, in response to customer needs and in line with its goal to increase ARPU in its access lines. The new products and services include the new line of “Aladino” handsets and the offering of value-added packages for voice.  Additionally, Telecom Argentina continued providing customers with innovative services such as SMS from fixed telephone and video-call phones. The number of customers subscribing to these value-added packages significantly increased as compared to the previous year.

Data Transmission Services. The data services business includes nationwide data transmission services, virtual private networks, symmetric Internet access, national and international broadcasting signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies. Telecom Argentina also provides certain Value Added Services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are provided mainly through frame relay and ATM networks. In 2007, Telecom Argentina developed an IP Virtual Private Network and began the migration of lines connected to the ATM networks to the IP Virtual Private Network. Telecom Argentina has a non-expiring license to provide the aforementioned services.

In response to market needs, a new division, Telecom Large Accounts Department, was created to serve as the integrated provider of convergence and ICT solutions. The new strategy is supported by the data center, a key component in this process, as well as by the creation of the Delivery Management Data Center and Value Added Services Support center. As a result of these efforts, we provide convergence solutions in which traditional voice and data services are bundled with Internet access, web, multimedia, ICT and Data Center services.

In 2008, Telecom Argentina acquired Cubecorp Argentina S.A. Cubecorp owns a 5,500 square-meter Data Center and has a significant client portfolio which will allow Telecom to further leverage its platform by selling ICT services and value-added solutions.

We have developed many successful partnerships with global IT leaders, allowing us to provide high-quality solutions. For example, we act as Positron’s exclusive representative in Argentina for the provision of 911 services.

Internet. Telecom Argentina introduced residential Internet service under the brand name Arnet in 1998 and has been providing Internet-related services directly to its customers since November 2001. Telecom Argentina mainly offers this service in the major cities of Argentina. In recent years, Telecom Argentina’s Internet service has experienced higher demand and usage in less populated areas of the country. The Internet services include Dial-Up and broadband ADSL.

During the past several years, Internet service has experienced a significant technological change as a result of the introduction of ADSL. We have seen a constant decrease in Dial-Up access that has been more than offset by increased ADSL access. This change is illustrated in the following table:

	December 31,
	2008	2007	2006
ADSL (1)	1,042,000	783,000	457,000
Dial-Up	65,000	76,000	88,000

(1)          Includes ADSL access in the Northern Region and ADSL clients in the Southern Region

The increase in number shown in the table above are the result of Dial-Up customers migrating to ADSL service over the years and the acquisition of new ADSL customers.

The market for broadband has experienced significant growth in the years 2007 and 2008 throughout the country, increasing 60% and 35% respectively to reach approximately 3.4 million connections at December 31, 2008.

Broadband Internet can be delivered through three technologies: cable modem, ADSL and wireless; cable modem and ADSL being the most widely used. In the local market ADSL connections exceeded the number of cable modem and wireless connections. Telecom Argentina markets its ADSL service through its Arnet brand and in partnership with other ISPs.

In 2006 Telecom Argentina introduced the Arnet 640 Kb service (a 640 kb speed ADSL service offered at a flat rate). Following the introduction of Arnet 640 Kb, our ADSL service demonstrated strong growth. During 2007 and 2008, Telecom Argentina continued to increase its customer base, in line with the market’s expansion. Telecom Argentina’s ADSL customer base reached 1 million clients in November 2008, thereby securing its leadership position in the broadband market.  As of December 2008 our nationwide market share was 30.7%. Consistent with its previous strategy, Telecom Argentina increased the minimum connection speed of its main product from 640Kb to 1Mb in 2008.

Telecom Argentina implemented new broadband products in 2008. Among others, Telecom Argentina introduced “Arnet Recargable,” targeted to non-intensive users (which made Telecom Argentina the first Internet provider to introduce a broadband service with no fixed charge that provides customers with prepaid access to the Internet) and “Arnet Go,” targeted to users who value the ability to connect to the Internet from mobile computers. With this launch, Telecom Argentina became the only Internet service provider of a broadband product with combined ADSL, Wi-Fi and 3G technologies.

Additionally, Internet revenues include Internet access services. Telecom Argentina offers its 0610, 0611 and 0612 ISP services. The 0610 service at rates reflecting up to a 30% discount compared to normal city rates for connections lasting 30 minutes, depending on the time and day of the connection. Traffic generated by these services has been decreasing, falling from 4.0 billion minutes in 2006 to 2.3 billion minutes in 2007 and to 1.4 billion minutes in 2008 with similar effects on net sales.  After the implementation of an agreement reached with the Argentine Government, Telecom Argentina offers Internet dial-up access to locations in its region through more than 98% of the installed lines.

b)    Wholesale

Interconnection Revenues. Telecom Argentina collects fees from other operators related to interconnection services which primarily include local access, termination, and long-distance transport of calls, rent of network capacity and commission on calling party pays fees. These fees are payable by mobile operators as well as fixed line operators. The increased revenues from the mobile operators reflect the dynamic growth of the cellular market.

New interconnection agreements with fixed and mobile operators went into effect during 2008. These agreements discontinued the application of CER and dollarized the rates of interconnection charges.

Additionally, Telecom Argentina signed new invoice and collection agreements with mobile operators for the Calling Party Pays service, increasing the collection rate from an average of 6%-7% to 15%. Collection of delinquent payments remains Telecom Argentina’s responsibility.

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

•                  bandwidth capacity under an Indefeasable Right of Use basis (IRU’S)

•                  international point-to-point leased circuits; and

•                  international data services.

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 618 million in year 2008, 605 million in year 2007 and 578 million in year 2006.

Telecom Argentina is connected to international telecommunications networks mainly through the following submarine Fiber Optic cables:  Unisur (Argentina — Brazil — Uruguay), Americas 1 and Americas 2, Columbus 2 and 3 (Europe), Atlantis 2 (Brazil — Europe), Sea-Me-We (Europe — Asia), Latin American Nautilus (LAN), a company of the Telecom Italia Group, and other minor cables.

In order to meet the growth in our ADSL customer base, Telecom Argentina has acquired several Indefeasable Rights of Use (IRUs) on a submarine facility of Latin America Nautilus (LAN) (a subsidiary of Telecom Italia), which connects Argentina with the U.S. (Miami) in a submarine fiber optic ring. These rights, which last for 15 years, allow the interconnection of the IP backbone of Telecom Argentina with IP Transit providers in the U.S.

Through our wholly-owned subsidiary in the United States, Telecom Argentina USA, Inc., a corporation organized under the laws of the State of Delaware, we were granted an FCC 214 license by the Federal Communications Commission, or the FCC, to permit us to provide international long-distance telecommunications services in the United States. Telecom Argentina USA routes the majority of its traffic through its own switching capabilities. Its business, at the moment, is focused mainly on wholesale long-distance international traffic.  Nonetheless, its penetration of the retail market, through sales of prepaid cards and A.N.I. recognition services (a technology similar to caller ID that allows customer identification of a particular prepaid card), grew by more than 35% during 2008.

Network and Equipment

In line with the previous fiscal year, coverage, capacity, quality and availability have been the focus for the development and execution of Telecom Argentina’s network strategy during 2008.

Within this context, Telecom Argentina continued with the deployment of fiber optic connections to ensure that broadband availability in each city conforms to the increasing requirements of our customers. Additionally, Telecom Argentina continued with its strategy of having a single transmission backbone for all services, from fixed and mobile voice, to Internet and corporate connectivity solutions.

Telecom Argentina have started a process to update the IP structure, enabling higher node and link capacities.  This process is expected to be completed during 2009 upon the introduction of 40 Gbit links to meet the increasing demands of current and future systems.

The DWDM implementation continues to be of great importance in the national long-distance network, which has allowed Telecom Argentina to exceed prior capacity limits and facilitated the availability of national long-distance Ethernet transmission (local area computer network standard) in the capital cities of all the provinces and in most locations with higher customer volume.

With regards to Telecom Argentina’s fixed access network, it has a need to replace subscriber centers - which are already 100% digitalized — with other NGN centers, and the need to reach customers’ homes with an increasingly higher broadband. In order to achieve these goals, Telecom Argentina is deploying a strategy called Fiber to the Cabinet (FTTC) and exploring Fiber to the Building (FTTB) and Fiber to the Home (FTTH) alternatives, depending on implementation characteristics and needs. Today Telecom Argentina has over 250 outdoor nodes with voice and data capacity of up to 20Mb.

Moreover, the deployment speed of new generation lines has been maintained; these lines are used to supply the new demand and replace the current old-generation digital lines.

Wireless

We provide wireless services via cellular and PCS networks through our subsidiaries in Argentina and Paraguay.

Wireless Telecommunication Services in Argentina—Telecom Personal

The market for wireless telephone services in Argentina is characterized by rapid growth and intense competition. Operators are generally free from regulation to determine the pricing of services, with the limited exception of calling party pays, or CPP, charges for termination of calls originating on a fixed line network. See “Regulatory Framework—Other Regulatory Regulation—Calling Party Pays—CPP.” There are currently three wireless operators offering nationwide service. According to the CNC, penetration of cellular service in Argentina has increased from approximately 76% of the population as of December 31, 2006 to approximately 96% and 107.5% as of December 31, 2007, and 2008, respectively.

Service providers in Argentina are making significant capital expenditures in new network infrastructure for the deployment of 3G technology, which allows for the higher transmission speeds required for value-added services such as data transfer, video calling, and internet browsing.

Our wireless telephony services in Argentina are provided through our wholly-owned subsidiary, Telecom Personal. We provide wireless services throughout Argentina via STM, SRMC and PCS networks. Telecom Personal utilizes GSM technology and 3G technology in its networks and primarily offers its services of STM and SRMC services on the 850 MHZ frequency band, and PCS service on the 1900 MHZ frequency band.

Telecom Personal’s business is growing rapidly. From December 31, 2007 to December 31, 2008, its subscriber base in Argentina grew approximately 18%. As of December 31, 2008, Telecom Personal had approximately 12.6 million subscribers. At December 31, 2007, Telecom Personal had approximately 10.7 million subscribers and at December 31, 2006, Telecom Personal had approximately 8.4 million subscribers. Growth in Telecom Personal’s cellular subscriber base results in growth in net sales in the wireless segment. Net sales of Telecom Personal for the year 2008, 2007 and 2006 were P$6,565 million, P$5,339 million and P$3,964 million, respectively.

Telecom Personal offers advanced supplementary wireless services, known as Value Added Services. During 2008, Telecom Personal capitalized on the increased speed of its 3G network to expand and improve its roster of services, including the following:

•	Full Mp3

•	Mobile TV

•	Blog and Photo album

•	“Internet en tu Personal”: Unlimited access to the mobile version of Windows Live Messenger, Hotmail, Yahoo mail, MySpace, Facebook, Hi5, Yahoo Weather and Yahoo Finance.

•	Personal Finder: Allows the customer to locate friends, addresses and points of interest.

•	SIM Messenger: Allows the customer to enter MSN and chat with contacts as if using a PC. Personal was the first mobile company in Argentina and the second in the world in providing this service.

Additionally, services in development include text messaging, multimedia messaging and data connectivity, BlackBerry (mobile e-mail), Ring Back Tones (musical ringtones) and mobile Intranet (wireless access to the corporate network).

The offering of Value Added Services is expected to increase profitability by increasing ARPU and facilitating growth in MMS Mobile Message Service/ Data services thereby differentiating our service offerings from SMS. Telecom Personal’s ARPU in Argentina was approximately P$41 per month for year 2008 and P$39 for year 2007.

Service Plans.  Telecom Personal wireless customers are offered a variety of flexible pricing options for wireless services. These options include prepaid, post-paid and “cuentas claras” plans.

Prepaid Plans. Under prepaid plans, the customer pays in advance for telephone calls and Value Added Services using a prepaid card. When the card runs out of minutes, the customer can recharge the prepaid card using a prepaid system or can purchase virtual prepaid phone cards on Telecom Personal’s website, at ATMs, at kiosks and drugstores or through authorized agents. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. A subscriber can add credit to the card and make and receive local, national and international calls. With the Ultra Light Plan, the more credit a subscriber puts on the card, the lower the rates are per minute.  During the year, a plan for the provision of new features, products and services was implemented, including the following packages: Personal Te Conviene, Pack Plus for Data, P$12 Calling Card as well as other holiday offerings (for Christmas and Mother’s Day, among others).

Post-paid Plans. Telecom Personal offers a National Flat Rate post-paid plan and a Local Flat Rate post-paid plan. Post-paid plans include caller ID, voicemail and a personalized greeting, call forwarding, GPRS, a multimedia personalized greeting, telephone technical support and call waiting. The plans deploy Personal Digital Invoicing, enabling customers to view, download and print their invoices from the web.

Under both plans, a subscriber pays a monthly bill consisting of a monthly user fee plus Value Added Services and a charge for minutes used in excess of the amount included in the plan. These plans generally offer 100 to 400 free minutes per month. Once the free minutes have been used, the subscriber can continue using the wireless service at a set price per minute. The charges for additional minutes will be added to the next month’s bill. Under the National Flat Rate Plan, a subscriber can make calls to and from any location within Argentina at a constant rate because the per minute rate includes the local public network, national long-distance and national roaming. Under the Local Flat Rate Plan, where the per minute rate includes the Local Public Network and Roaming, a subscriber can make local calls within any locality in the country but calls from one locality to another are charged at an extra rate.

“Cuentas Claras” Plans. Under the “cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional minutes by recharging the phone card through the prepaid system.

As of December 31, 2008, Telecom Personal had approximately 12.6 million subscribers. Of these, approximately 8.3 million were prepaid subscribers, representing 66.1% of Telecom Personal’s total customer base, approximately 1.4 million were post-paid subscribers, representing 11.6% of Telecom Personal’s total customer base and approximately 2.8 million were “cuentas claras” plan subscribers, representing 22.3% of Telecom Personal’s total customer base. From December 31, 2007 to December 31, 2008, the percentage of prepaid and “cuentas-claras” plan subscribers out of Telecom Personal’s total customer base remained stable while the percentage of post-paid subscribers increased. As of December 31, 2007, Telecom Personal’s prepaid subscribers accounted for 66.2% of its total customer base, post-paid subscribers represented 10.6% of Telecom Personal’s total customer base and “cuentas claras” plan subscribers represented the remaining 23.2% of Telecom Personal’s total customer base. As of December 31, 2006, Telecom Personal’s prepaid subscribers accounted for 65.7% of its then total customer base, post-paid subscribers represented 9.0% of Telecom Personal’s total customer base and “cuentas claras” plan subscribers represented the remaining 25.3% of Telecom Personal’s total customer base.

The following table presents selected information regarding Telecom Personal’s post-paid, prepaid, “cuentas claras” and total cellular subscriber bases for the periods indicated:

	As of December 31,
	2008	2007	2006
Cellular subscribers:(1)
Prepaid	8,303,000	7,062,000	5,539,000
Post-paid	1,454,000	1,134,000	759,000
“Cuentas Claras”	2,807,000	2,470,000	2,127,000
Total	12,564,000	10,666,000	8,425,000

(1)   Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. An “active cellular subscriber” is a cellular subscriber who makes or receives 3 phone calls within the last 90 days of such relevant period.

Network and Equipment

Telecom Personal is an operator of mobile networks at a national level, and uses world-class technology providing GSM and third-generation services.

Telecom Personal’s network infrastructure supplements the infrastructure of Telecom’s fixed network.  Therefore, the development strategy for Telecom Personal’s network as an integrated operator group (both fixed and mobile) aims to maximize the synergies of investments of the Telecom Group.

To this end, Telecom Personal’s radio access network is supported by a regional transmission network that is shared with the fixed telephony business. The coverage of this access network is constantly undergoing improvements in breadth, depth and capacity. Improvements in breadth address the number of cities covered; improvements in depth address continuity of coverage and lastly, improvements in capacity address strategies to meet simultaneous customer demands. In order to continuously guide this process, Telecom Personal measures relevant parameters and benchmarks its network against those of its competitors.

By the end of fiscal year 2008, the access network’s radio bases exceeded 2600 distributed throughout the country. Total customer migration to GSM was completed and the remainder of the TDMA network was shut down. As a result, the radio spectrum allocated to analog services was completely freed, thereby enabling its reallocation to second and/or third generation services according to needs.

In 2008, Telecom Personal completed migration of its core network to a distributed architecture.  This migration and network redistribution will facilitate the lowering of Telecom Personal’s transmission costs and improve its awareness of service availability.

Given international trends and business evolution, we are deploying a 3G access layer that enables a general roll-out of mobile broadband services. This new wireless access technology substantially increases voice and data traffic capacity, speed and flexibility for the introduction of new services. During fiscal year 2008, Telecom Personal accelerated its deployment of 3G access nodes, installing over 600 new nodes and achieving over 60% of GSM traffic.

Wireless Telecommunications Services in Paraguay—Núcleo

We provide nationwide cellular services in Paraguay through our subsidiary Núcleo under the commercial name of “Personal.” Núcleo is 67.5% owned by Telecom Personal and 32.5% owned by ABC Telecomunicaciones S.A., a Paraguayan corporation.  Núcleo has been granted licenses to provide commercial cellular services, internet access and videoconference and data transmission services in Paraguay.

The market for cellular telephony in Paraguay continued experiencing a significant level of competition in 2008, due to aggressive rate policies, new product and service launches, and marketing promotions. As of December 31, 2008, Núcleo had an approximate 36% share of the cellular services market in Paraguay, with about 1,811,000 customers, an increase of about 192,000 customers, or approximately 11.9%, from December 31, 2007. Núcleo’s wireless clients are divided into three categories: 1,647,000 prepaid subscribers, 140,000 subscribers under the segment “Plan Control” and 24,000 postpaid subscribers.  As of December 31, 2007, Núcleo had approximately 1,619,000 wireless subscribers, an increase of approximately 455,000 subscribers, or about 39.0%, from December 31, 2006. Núcleo’s internet subscribers amounted to 15,000 on December 31, 2008 as compared to 7,000 on December 31, 2007.

Núcleo’s revenues from connection charges with other operators have been affected by the issuance of Resolution Nº 379/08, which decreased interconnection charges between mobile and basic service networks.  However, Núcleo believes this resolution will promote increased competition among operators, since it reduces extra charges for communication between clients subscribing to different service providers.

In 2008, Núcleo launched a variety of services for both its residential and business clients.  In June 2008, Núcleo launched the “Personal Free” plan, which eliminated the interconnection charge to customers communicating with customers of other service providers.  Two other market operators have followed Núcleo in implementing this measure. Overall, the elimination of this interconnection charge has helped to further develop Paraguay’s mobile telephony market.  Another significant offering consisted of the “Reduced Time Segment,” a plan through which the customer may choose a time segment in the morning, the afternoon or at night to make calls at lower prices. The “Reduced Time Segment” and “Personal Free” plans were the key factors to improving and maintaining Núcleo’s competitive market position.

Among the new services, Núcleo’s launch of the 3.5G technology enabled increase of the range of services it offers and provided the fastest mobile internet navigation for customers to access the internet.  During 2008, coverage of the International Roaming service was also expanded including Roaming for prepaid lines, which account for the largest portion of Núcleo’s customers.

During the first quarter of 2008, the Internet business unit substantially expanded its services through an extension of the Wimax network coverage, which enabled data and Internet connection to 19 new sites in the interior of Paraguay.

Additionally, during 2008 several strategic alliances were made with local providers specializing in different access technologies. This allowed Núcleo to enhance its internet service and expand its portfolio of products under the “Hipuu!” brand, which provides Internet and data transmission through Wimax wireless accesses, mobile access through the 3G network, fiber optic-based access for high-capacity needs, and satellite solutions for requests for access coming from geographically isolated sites.

Network and Equipment

With respect to Núcleo’s network, in 2008 Núcleo focused on extending its GSM technology coverage.  Núcleo installed ninety new sites, amounting to a 40% increase in installed capacity as compared to the beginning of the fiscal year. At present, Núcleo provides potential coverage to approximately 90% of the Paraguayan population.

One of the year’s milestones was the deployment of the Paraguay’s first 3.5G network.  In March of 2008, Núcleo launched 100 locations, several months before its competition.

Núcleo continued with the realization of various projects at the network level, implementing an intelligent platform with two nodes, one in Asunción and another one in Ciudad del Este.  These nodes enable online metering and the development of new services.

Regarding Value Added Services, in order to facilitate the evolution to 3G networks, the GPRS node was replaced.  This enables higher traffic capacity and better data service, transmitting at rates higher than 1Mbps, which allows the introduction of new mobile broadband applications.

Description of the Operator

The Telecom Italia Group, which holds an indirect interest in the Telecom Group, has been our exclusive operator since December 2003. The Telecom Italia Group is engaged primarily in the communications sector, specifically, in the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.  The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and in South America.

As of December 31, 2008, the Telecom Italia Group was one of the world’s largest fixed telecommunications operators. In particular, by the end of 2008, in Italy, the Telecom Italia Group had reached approximately 20.0 million fixed network connections, 17.4 million physical accesses (“accesses” refers to any telecommunications connections offered by the Telecom Italia Group, including consumer and business connections), a wholesale customer portfolio of 5.0 million accesses for telephone services and 34.8 million mobile telephone lines. In addition, the Telecom Italia Group’s broadband portfolio in Italy reached 8.1 million accesses as of December 31, 2008 (including 6.8 million retail accesses and 1.3 million wholesale accesses). As of December 31, 2008, the Telecom Italia Group had 36.4 million mobile telephone lines in Brazil.

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

Wireless Telecommunications Services

Wireless Telecommunications Services in Argentina. The wireless telecommunications market in Argentina has been open to competition since 1993 and was expanded to include PCS services in 1999. During recent years, GSM technology has created intense competition for subscribers among the various service providers, including giving rise to severe pricing pressure, significant handset subsidies and increased sales incentives provided to dealers. The introduction of 3G technology since May 2008 allowed operators to focus competition on Value Added Services.

Currently, there are three operators providing nationwide services. These three operators are Telecom Personal, Telefónica Móviles and América Móvil. Nextel competes on a limited level, offering trunking telephony services in Buenos Aires and selected cities in the interior, in addition to offering wireless telecommunication services in those cities.

América Móvil, operating in Argentina under the trade name “Claro” (formerly CTI) is one of the country’s largest wireless operators in terms of number of customers and has provided STM cellular services in the Northern and Southern Regions outside of the AMBA since 1994 through the 850 MHz band (25 Mhz in each region). Claro also holds a 40 MHz license for its PCS services in the AMBA and a 20 MHz license for PCS in each of the Northern and Southern Regions.

Telefónica Móviles, operating in Argentina under the trade name “Movistar,” is another of the largest wireless operators in Argentina in terms of number of customers. Movistar is the result of Telefónica’s merger of Unifón and Movicom in 2005. Movistar operates in the AMBA through the 850 MHz band with a total of 37.5MHz (25 + 12.5MHz), and a total of 50 MHz (20 + 30) for PCS. It also holds a total of 80 MHz (40MHz + 40 MHz) for its PCS licenses for the Northern Region, and a total of 60 MHz (20 MHz + 40 MHz) for its PCS license in the Southern Region.  This Southern region is Unifon’s original service area, where it also holds 25MHz license for STM. The economic concentration that resulted from Unifon and Movicom’s merger exceeds the maximum limit of the 50 MHz of spectrum assignation (for the services of STM-SRMC-PCS and SRCE) permitted by Article 4 of the Annex to the Article 1 of Decree 266/1998. In Reg. 343/05, regulatory authorities approved the merger on the condition that the resulting entity decrease its spectrum holdings to the permitted levels in accordance with a schedule ending at year-end 2008. Currently Movistar has not completed the required decrease in its spectrum.

Nextel Argentina provides trunking telephony services in Buenos Aires. Nextel Argentina’s service currently focuses on business customers in the principal cities of Argentina.

See “—Regulatory Framework—Other Regulatory Regulations—Regulations Applicable to PCS Services” for additional details on Telecom Personal’s license.

Wireless Telecommunications Services in Paraguay. Currently there are four participants in the wireless service market in Paraguay. As of December 31, 2008, Núcleo had an approximate 36% share of the cellular services market in Paraguay, Telefónica Celular del Paraguay S.A. (a Millicom International Cellular subsidiary) had approximately 51%, Hola Paraguay S.A. had approximately 5% and América Móvil (under the brand name “Claro”) had approximately 8%. Official statistics are not published in Paraguay and, therefore, this information regarding subscriber amounts represents an estimate.

REGULATORY FRAMEWORK

Regulatory Bodies and general legal framework

Telecom Argentina and Telecom Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

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

Núcleo, Telecom Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom Argentina USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (“FCC”).

Licenses granted as of December 31, 2008

As of December 31, 2008, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  Value added services, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2008, the Company’s subsidiaries have been granted the following licenses:

•                  Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•                  Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

Revocation of the License

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•                  an interruption of all or a substantial portion of service;

•                  a serious non-performance of material obligations;

•                  a modification of corporate purpose or change of domicile to a jurisdiction outside Argentina;

•                  a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•                  any sale, encumbrance or transfer of assets which has the effect of reducing services supplied without the prior approval of the Regulatory Bodies;

•                  a reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51%, or the reduction of ownership of Sofora in the Capital Stock with voting power of Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies;

•                  any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•                  an assignment or delegation of the Operator’s functions without the prior approval of the Regulatory Bodies; and

•                  a bankruptcy of Telecom Argentina.

Telecom Personal’s licenses are revocable in case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruptions of Telecom Personal’s services;

•                  any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•                  any encumbrance of the license;

•                  any voluntary insolvency proceedings or bankruptcy of Telecom Personal and,

•                  a liquidation or dissolution of Telecom Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  an interruption of services;

•                  a bankruptcy of Núcleo and,

•                  non-compliance with certain obligations.

Liberalization of the Argentine Telecommunications Industry

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

During 1999, competition in local and national and international long-distance services was established among Telecom Argentina and Telefónica and Compañía Telefónica del Plata (CTP, Movicom Bell South) and Compañía de Telecomunicaciones Integrales S.A. (CTI, now Telmex), the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (Telmex), Telephone2, Global Crossing, Comsat, IPlan, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

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

As of December 31, 2008, Telecom Argentina had installed 6,032 public lines in the Southern Region. Telecom Argentina has installed public telephony telecommunication centers, or CETs, providing access to public telephony services, Internet and fax services in the Southern Region in major cities including Buenos Aires, La Plata, Mar del Plata, Mendoza, San Luis, Villa Mercedes, Tandil, San Juan, Ushuaia and Junín. Telecom Argentina competes with a number of other companies for the provision of public telephone services.

Regulatory Environment

Decree No. 764/00

On September 5, 2000, the Argentine executive branch issued Decree No. 764/00 which enacted four new regulations:

•                  the regulation of licenses for telecommunications services;

•                  the Argentine interconnection regulation;

•                  the regulation governing the administration, management and control of the wireless spectrum; and

•                  the Universal Service regulation.

The basic guidelines for these regulations are as follows:

General Regulation of Licenses. This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies. This regulation governs the license through which Telecom Argentina offers services in the Southern Region and is complementary to Telecom Argentina’s obligations pursuant to its preexisting licenses.

Argentine Interconnection Regulation. Compared to the prior interconnection regulation (Decree 266/98), this regulation provides for a reduction of approximately 50% in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 through which it created a Working Commission composed by members of the SC and the CNC and gave them a term of 120 days to prepare a draft of the Number Portability Regulation.

Regulation Governing the Administration, Management and Control of the Radioelectronic Spectrum. This regulation establishes the principles and requirements governing the administration, management and control of the radioelectronic spectrum. According to the regulation, authorizations or permissions will be granted subject to SC’s right to substitute, modify or cancel them without any grantee right to indemnification. New grants of authorizations will have a minimum duration of 5 years. The authorizations or permissions for use of frequencies may not be transferred, leased or assigned, in whole or in part, without prior authorization by the SC.

Universal Service (“SU”) Regulation. The Universal Service regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU Fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU Fund and the development of specific SU programs. The Regulatory Authority has not instituted this committee nor has it implemented the SU Fund pursuant to this regulation.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at Banco Nación. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New Universal Service Regulation

Decree No. 558/08, published on April 4, 2008, replaced the SU Fund regime created by Decree No. 764/00, and approved a new Universal Service regime.  Decree No. 558/08 established that the SC would assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00.  It would also determine the level of funding required in the SU Fund for programs pending implementation.  In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

In defining “Universal Service,” the new regulation established two categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.  The regulation establishes that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of SU programs already being administered and implementing programs that had been under review.

The Decree requires Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of the Decree’s publication. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of universal service ongoing programs established under the previous regulation will be determined by the SC, whereas telecommunications providers appointed to participate in future SU programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunications services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Decree No. 558/08 also mandates the creation of an SU Fund and orders that it must be established within 180 days from the date of publication. Providers of telecommunications services shall act in their capacity as trustors for this fund, and shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers — one each shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers —another member will be appointed by independent local operators). This Technical Committee will be informed by the SC of the programs that will be financed and will be responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with prior approval by the SC.

The Decree also requires telecommunications service providers to create, subject to SC approval, a procedure to select the fiduciary institution and to provide a proposed fiduciary agreement, within 60 days from its effective date of publication. As of the date of issuance of this Annual Report, the Technical Committee had been created and had begun to analyze the scope of its functions and the procedures associated with them. Additionally, telecommunications service providers had already selected the fiduciary institution and had sent the proposed fiduciary agreement to the SC.  The SC approved the proposed agreement in January 2009 through SC Resolution No. 7/09.  As of the date of this Annual Report, effective creation of the SU Fund is still pending resolution of certain administrative matters.

On December 9, 2008, the SC issued Resolution No. 405/08 which requires telecommunication service providers to deposit 1% of their revenues into special accounts, as defined in Decree No. 558/08, without passing on any costs incurred for the provision of their services.

On January 12, 2009, Telecom Argentina and Telecom Personal filed claims before the SC objecting to the provisions of SC Resolution No. 405/08.  Both companies maintained that the resolution was illegal, arguing that it contradicts Decree No. 558/08 because it violates both licensees’ rights to factor their compensation for the provision of SU programs in the calculation of their investment contribution, in accordance with the “pay or play” principle prescribed in Decree No. 558/08.  The management of Telecom Group considers that the Telecom Group has meritorious legal arguments for the claims filed against Resolution No. 405/08.

At the date of issuance of this Annual Report, the SU programs are still pending approval by the SC.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Resolution’s Annex. The proposed projects approved by SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance —particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network.  The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, these regulations have yet to be implemented. Therefore, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of P$401 million for the period July 2007 - December 2008 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

In Telecom Personal

Since January 2001, Telecom Personal has been recording a provision related to its obligation to make contributions to the SU Fund. As of December 31, 2008, this provision amounted to P$121 million. In addition, in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Telecom Personal has assessed an account payable of P$39 million for the period of July 2007 - December 2008. As a result, as of December 31, 2008, Telecom Personal had deposited the corresponding contributions on their respective maturity date (amounting to P$36 million) into a special individual account held under their name at Banco Nación; these contributions were recorded as a receivable as of December 31, 2008.

As of January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.  SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.  As a result, the CNC, through CNC Note No. 726/05, requested that Telecom Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Telecom Personal ceased billing SU amounts.

Although Telecom Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Telecom Personal fully reimbursed all previously billed SU amounts plus interest to its active post-paid customers (amounting to P$15 million, calculated using the Banco Nación Argentina interest rate collected by banks).  In addition, as of May 2006, Telecom Personal had reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to P$4 million).  An amount of P$6 million still remains pending and is available for collecting.

In December 2006, the CNC issued a preliminary report regarding verification of Telecom Personal’s SU reimbursement.  The report indicated that Telecom Personal completed the requirement of reimbursement of the SU amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC. Finally, on August 7, 2008, the CNC ordered Telecom Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (i.e. one and a half of the Banco Nación interest rate collected by banks).

In September 2008, Telecom Personal has rejected this claim, explaining its grounds for justification of the applied interest rate. However, Telecom Personal’s management has considered the reimbursement of the interests claimed by the CNC. As a result, at December 31, 2008, Telecom Personal has recorded a provision of P$9 million in the line item “Financial results, net.” Telecom Personal estimates the reimbursement would begin during July 2009.

Telecom Argentina’s Request for Reconsideration of Decree No. 764/00

Reconsideration Request. During year 2000, Telecom Argentina filed an administrative appeal for revocation of certain provisions of the regulations attached to Decree No. 764/00. The administrative appeal argues that:

•                  the contested regulations contain inequities that violate the provisions adopted in connection with the privatization of the Basic telephone service;

•                  broadcasting companies may render telecommunications services through one entity while Telecom is unable to do so; and

•                  the reduction of interconnection rates does not compensate for the access deficit which itself is not being recognized or compensated pursuant to Universal Service Regulations.

As of the date of this Annual Report, the appeal is still pending.

Rates

Transfer Agreement. Pursuant to the original terms of the Transfer Agreement, Telecom Argentina was permitted to adjust the rates it charged for domestic telephone calls in accordance with the monthly variation of the Argentine consumer price index, or, in certain circumstances, a weighted average of the Argentine consumer price index and the devaluation of the Argentine currency against the dollar. However, the Convertibility Law, which took effect on April 1, 1991, prohibited peso-based price adjustment mechanisms, thereby preventing the operation of this indexing mechanism.

Rate Agreement. On November 28, 1991, Telecom Argentina and Telefónica signed an agreement (known as the November Agreement) with the Argentine Government providing for rates to be dollar-based, adjusted semi-annually according to the U.S. consumer price index, or the “US CPI.” The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991. On February 28, 1992 the Argentine Government and Telecom Argentina entered into a supplemental agreement, known as the February Agreement, which was ratified by Decree No. 506/92 (the November Agreement, as supplemented by the February Agreement, is referred to herein as the “Rate Agreement.” These adjustments were not applied since 2000 according to a resolution of the SC. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was P$1.00 to US$1.00.

Public Emergency Law. As a consequence of the severe and ongoing deterioration of Argentina’s economic situation, effective January 6, 2002, the Argentine Government introduced measures that have had and may continue to have a significant impact on the operations of Telecom Argentina, particularly on rates. On January 6, 2002, the Argentine Government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law. The Public Emergency Law also:

•                  converted to and fixed as pesos (at a rate of P$1.00=US$1.00) all tariffs for measured service, public telephone service, long-distance, some supplementary services and monthly basic and installation charges;

•                  eliminated contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism; and

•                  established that certain agreements signed between the Argentine Government and privatized companies (such as Telecom Argentina) will be renegotiated, including tariffs that Telecom Argentina may charge in the future.

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

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180 days. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. Since that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2009.

Letter of Understanding 2004. As part of our negotiations under Decree No. 293/02 on the tariff structure, on May 20, 2004, Telecom Argentina and Telefónica signed the Letter of Understanding 2004 with the Argentine Government pursuant to which it committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices. This agreement was implemented by several SC Resolutions (Resolutions Nº 261/04, 272/04 and 73/05).

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

Letter of Understanding 2006. On March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter of Understanding 2006 will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

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

•                  Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia and W de Argentina—Inversiones, to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing convened to deal with the Letter of Understanding 2006 have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified (As of the date of this Annual Report, both Telecom Argentina and its indirect stockholders Telecom Italia and W de Argentina—Inversiones have honored this commitment).

•                  An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values (at present such charges are strongly depreciated); and

•                  Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long-distance domestic and international calls.

On May 18, 2006, the Letter of Understanding 2006 was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of the Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have timely fulfilled the Agreement’s commitments.

As of the date of this Annual Report, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation. Although Telecom’s Management believes that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome or the timing of the resolution of the negotiations.

Rate Regulations

Rate Rebalancing. At the time of ENTel’s privatization, the need for a future amendment of rates to rebalance the pricing of domestic and international charges was foreseen. Subsequent agreements established the right of licensees to a Rate Rebalancing and set forth some mechanisms to implement a new tariff structure.

Decree No. 92/97 provided for a significant reduction in domestic and international long-distance rates, an increase in basic telephony charges, the elimination of Free Pulses and an increase in urban rates. The Rate Rebalancing was undertaken as part of the Argentine Government’s plan to create a competitive environment in the Argentine telecommunications industry.  One of the main principles of the Rate Rebalancing was to have a neutral effect on the licensee’s revenues.

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

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of P$9.5 million in accordance with SC Resolution No. 4,269/99. In December 2007, the regulatory authority notified the Company of its intention to offset this amount with the Resolution No. 41/07 receivables. As a result, during fiscal year 2007, Telecom Argentina recorded a reserve on the CNC final results, which was shown as a deduction from the Resolution No. 41/07 receivables. In April 2009, the CNC notified the offsetting of the P$9.5 million Rate Rebalancing amount with the Resolution No. 41/07 receivables (See “—Tax Stability: Social Security Contribution Variations”), thus ratifying the registration made by Telecom Argentina.

Historical Rates. The following table sets forth certain of our maximum month-end rates for various components of local service and domestic long-distance service which have been in effect since 1999:

	Maximum rate (1)
Residential:
Installation charge per line	P$	150
Monthly Basic Charge per line	U.S. Dollars (2)	13.23
Commercial:
Installation charge per line	U.S. Dollars (2)	150
Monthly Basic Charge per line	U.S. Dollars (2)	27.30
Prices:
Price per pulse (nominal)	U.S. Dollars (2)	0.0469

(1)          Figures shown do not include value added tax charged to customers.

(2)          In accordance with Public Emergency Law these rates were pesified at the exchange rate US$1.00 to P$1.00.

The Letter of Understanding 2006 described above is intended to serve as a foundation for a forthcoming negotiation agreement and contemplates the increase in rates for incoming international calls and the extension of peak-rate calling periods. The new rate agreement contemplated by the Letter of Understanding 2006 has not yet been completed.

Price Cap. The List of Conditions required that rates be reduced annually until the Regulatory Bodies determine that there is “effective competition” in the markets we serve. The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom Argentina tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor. A 2% (measured in real dollar terms) reduction in the prior year’s rates was required for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement was maintained pursuant to the Rate Agreement, whereby Telecom Argentina was permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long-distance rates and (in Price Cap 1998) discounts to certain public entities, including the fire departments and public libraries. The CNC notified Telecom Argentina of the completion of the Price Cap 1998 audit which did not show a balance to be applied. In September 2007, the CNC finalized the 1999 Price Cap audit resulting in an amount payable by Telecom Argentina of P$10.2 million, the calculation of which is currently being reviewed by the management of Telecom Argentina. Telecom Argentina intends to offset this balance with the credit resulting from SC Resolution No. 41/07. See “—Tax Stability: Social Security Contribution Variations.”

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

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, in October 2001 a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments. As of the date of this Annual Report, the pesification and the freeze of the regulated tariffs are still in force, therefore the price cap regime is suspended and it is unknown if and when it will come back into effect or be replaced by other tariff regulation procedure. See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings—Consumer Trade Union Proceeding.”

Installation Charges. Under the Rate Agreement, Telecom Argentina was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users. Decree No. 92/97 established that beginning in November 1997 installation charges may not exceed the amount charged in mature international markets. In accordance with this decree, the current maximum permitted charge is US$150 (pursuant to the Public Emergency Law, this charge was pesified at the exchange rate of US$1.00=P$1.00). Telecom Argentina has been applying several promotions to installation charges. Average levels of promotional installation charges in 2008 were P$68.

Monthly Basic Charges. Until the effective date of Decree No. 92/97, customers were entitled to a certain number of Free Pulses per line depending on the category of each customer and the number of lines in the area. As a result of the application of Decree No. 92/97 and in order to offset tariff reductions for domestic and international long-distance services, Free Pulses were eliminated for all categories of customers, monthly basic charges were equalized throughout the country.  Decree No. 92/97, however, provided for a special reduced tariff that is available to certain low consumption residential and retired customers.

Long-Distance Tariffs. Decree No. 92/97 reduced the average weighted domestic long-distance tariff by approximately 33%. Under this revised tariff schedule, interurban tariffs were significantly reduced, with maximum long-distance tariffs reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff.

Letter of Understanding Relating to Basic Services. Pursuant to the Letter of Understanding 2006, described under “—Letter of Understanding 2006,” the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local tariffs. As of the date of this Annual Report, Telecom Argentina is expecting the completion of certain administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Tax on deposits to and withdrawals from bank accounts (“IDC”). On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on Basic telephone services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately P$23 million that arose before the issuance of Resolution No. 72/03. Telecom Argentina planned to claim such amount within the tariff renegotiation process (See “—Rates—Letter of Understanding 2006.”). In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the CNC’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution N° 41/07. Therefore, during fiscal year 2007, Telecom Argentina recorded as “Other receivables” a total of P$23 million.

Tax Stability: Social Security Contribution Variations. On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years and the planned use of the savings and increases that have resulted.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social Security contribution rates, implemented in accordance with the applicable regulations, with the savings produced by the reduction of the level of Social Security contributions initially earmarked for the argentina@internet.todos Program.

The implementation by Telecom Argentina of Resolution No. 41/07 was subject to audits by the CNC. During the third quarter of 2007, the CNC performed its audits. Telecom Argentina had access to documentation of the CNC ‘s audits, which resulted in no significant differences from the net amounts it had determined.

Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company. At December 31, 2008, Telecom Argentina has a net receivable of P$81 million which, in addition with the receivable of P$23 million corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the line item “Other receivables” (P$11 million as current receivables and P$93 million as non-current receivables).

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and its intention is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2008, the reserves corresponding to these regulatory duties amounted to P$86 million.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

Other Regulatory Regulations

Regulation for the Call by Call Selection of the Providers of Long-Distance Services. On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM.”

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. General Resolution No. 75/03 also provides that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 days of February 6, 2003. Our equipment and networks have been able to provide this service since 2002. As of the date of this Annual Report, this long-distance service modality is not implemented.

Buy Argentine Act. In December 2001, the Argentine Government passed Public Law No. 25,551 (the “Compre Trabajo Argentino” or Buy Argentine Act), and in August 2002, Decree No. 1,600/02 approved and brought such Act into effect.

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

Regulation of Prepaid Calling Card. In December 2006, the SC approved, through Resolution No. 242/06, the Regulation of Prepaid Calling Cards for Telecommunication Services. This regulation, designed to ensure market transparency and avoid the existence of irregularly issued cards, sets forth certain requirements that said cards must meet and creates a Telecommunications Prepaid Calling Cards Registry that reports to the CNC. It mandated that 180 days after the regulation becomes effective no cards may be issued unless they are registered with said Registry.

CNC Resolution No. 1/07 approved the operation of the Telecommunications Prepaid Calling Cards Registry and established that said Registry will report to the Engineering Department of the CNC. In July 2007, by means of Resolution No. 2,275/07 all prepaid calling cards issued by Telecom Argentina and Telecom Personal were registered.

Public telephony in penal institutions. In June 2006, Decree No 690/06 was issued, granting the SC with authority to adopt regulations applicable to public telephony services rendered in penal institutions. In August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions,” establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue are actually available.

At the date of issuance of this Annual Report, Telecom Argentina was evaluating feasible technical alternatives to implement in order to comply with this new rule.

Rendering of fixed telephony through mobile telephony infrastructure. In August 2007, by means of SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of enabling Basic telephone services in rural and suburban areas to be rendered through the wireless infrastructure used for the provision of mobile telephony service. Telecom Argentina and Telefónica will provide such service within their respective fixed telephony service original regions.

Telecom Argentina has installed fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

Calling Party Pays—CPP. As of April 15, 1997, pursuant to Decree No. 92/97 and SC General Resolution Nos. 263/97 and 344/97, wireless telephone services apply the “calling party pays,” or “CPP,” system, whereby the party placing a call from a fixed-line to a wireless phone pays for the air time charges for the call. As an exception to this rule, traffic originating from public telephones does not pay CPP, and is instead charged according to the “Mobile Party Pays” or MPP system, whereby the cellular party pays for the call received.

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

The price per minute for the CPP (for fixed line to mobile calls) is regulated by the SC based on average traffic volume and costs, as reported by the wireless operators under Resolution SC No. 623/02 which approved the calculation mechanism for the reference value of the TLRD costs for CPP modality. Resolution SC No. 48/03 fixed the values for the TLRD at P$0.335 per minute for peak-hours and P$0.22 per minute for off-peak hours, but these values had to be revised by the SC a month after their approval, with a second revision during the subsequent six months that was to be in turn been followed by quarterly revisions. However, none of these revisions have yet been completed by the SC.

The CPP price per minute for international calls has been agreed upon by the wireless operators and currently stands at US$0.18.

Law No. 25,891.  Law No. 25,891 was adopted on April 2, 2004, but material regulations under this law are still pending. It is intended to regulate the commercial distribution of wireless services and includes mandated registration of personal data for all customers, creating a Public Registry in the SC named “Registro Público Nacional de Clientes y Usuarios de Comunicaciones Móviles.”

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

In August 2006, the CNC issued Res No. 2,528/06 declaring that Telecom Personal had fulfilled its obligations under the Pliego de Bases y Condiciones for the acquisition of the licenses for the provision of PCS. In addition, the SC issued Note No. 1040/06 which enabled Telecom Personal to recover the promissory notes used to guarantee the granted PCS licenses and therefore, all such notes have been recovered as of the date of this Annual Report.

Telecom Personal also has licenses for Data Transmission and Value Added Services (granted by Res. SC No. 18/96, Date: 04-25-1996 and confirmed by Res. SC No. 55/96), and for National and International Long Distance Telephony Service (Registered by Res SC No. 502/01, Date: 11-30-2001).

In connection with Telefónica Móviles’ acquisition and combination of operations of Unifón and Movicom, in 2004 the SC authorized a change in shareholder control of stakes held in Compañía de Radiocomunicaciones Móviles S.A. and in Compañía de Teléfonos del Plata in Telefónica Móviles’ favor. This authorization was conditioned upon the return, without charge, of frequency bands exceeding an aggregate 50 MHZ in accordance with then current laws and pursuant to a plan to be subsequently issued.

In 2005, the SC issued its plan relating to the return of the frequency bands in question, however, the plan did not stipulate how the returned bands would be reallocated or assigned to other operators.

Since then, Telecom Personal has presented successive requests to the SC demonstrating its interest in participating in the frequency band reassignment process when this occurs, but as of the date of this Annual Report, the SC has not yet responded.

CAPITAL EXPENDITURES

Capital expenditures (investment in fixed assets and intangible assets excluding materials (net of amounts transferred to fixed assets) and asset retirement obligations) amounted to P$1,597 million in the year ended December 31, 2008, P$1,302 million in the year ended December 31, 2007 and P$1,055 million in the year ended December 31, 2006.

The following table sets forth our actual consolidated capital expenditures for the years ended December 31, 2008, 2007 and 2006.

	Year ended December 31,
	2008	2007	2006
	(P$ millions)(1)
Land and buildings	104	68	42
Switching and transmission	391	416	382
Access and outside plant	478	277	285
Computer equipment	456	397	207
Rights of use, exclusivity agreements and licenses	41	27	52
Other	127	117	87
Subtotal capital expenditures(2)(3)	1,597	1,302	1,055
Materials	90	139	170
Asset retirement obligations	10	2	3
Total fixed assets and intangible assets capital expenditure	1,697	1,443	1,228

(1)          The allocation of work in progress among items is estimated.

(2)          Includes capitalized interest on fixed assets of P$20 million, P$23 million and P$14 million as of December 31, 2008, 2007 and 2006, respectively.

(3)       Includes materials consumption amounting to P$331 million, P$381 million and P$334 million as of December 31, 2008, 2007 and 2006, respectively.

In addition, the following table shows capital expenditures, for the years ended December 31, 2008, 2007 and 2006 by reportable segment:

	Year ended December 31,
	2008	2007	2006
	(P$ millions)
Voice, Data and Internet

Land and buildings	38	20	16
Switching and transmission	235	267	170
Access and outside plant	208	131	106
Computer equipment	216	162	112
Rights of use, exclusivity agreements and licenses	40	27	52
Other	97	82	37
Subtotal	834	689	493
Materials	90	110	99
Asset retirement obligations	2	—	1
Voice, Data and Internet	926	799	593

Wireless

Land and buildings	66	48	26
Switching and transmission	156	149	212
Access and outside plant	270	146	179
Computer equipment	240	235	95
Licenses	1	—	—
Other	30	35	50
Subtotal	763	613	562
Materials	—	29	71
Asset retirement obligations	8	2	2
Wireless	771	644	635

Total fixed assets and intangible assets capital expenditure	1,697	1,443	1,228

During 2008, capital expenditures in the Voice, Data and Internet reportable segment were targeted mainly at the enhancement of broadband services, the deployment of NGN and the provision of infrastructure to mobile operators.

With respect to the Wireless reportable segment, capital expenditures have been deployed to expand the 2G network and extend the 3G network coverage to many cities in the interior of Argentina.

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

We estimate that our capital expenditures will be approximately P$1.6 - P$1.7 billion for 2009. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

The Company continues to make significant investments designed to take advantage of growth opportunities in our businesses. In the Voice, Data and Internet reportable segment, we invest to sustain the growth in broadband services, to continue developing the NGN, to supply mobile operators with the necessary infrastructure and to continue updating commercial and support systems. In the Wireless reportable segment, we are in the process of expanding the network infrastructure and extending the 3G technology coverage and bandwidth for mobile data transmission.

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

	As of December 31, 2008
	Voice, Data and Internet	Wireless	Total
	(P$ millions)(*)
Land and buildings	862	132	994
Switching and transmission	1,057	759	1,816
Access and outside plant	1,459	556	2,015
Computer equipment	478	550	1,028
Other	78	52	130
Fixed assets, net carrying value without materials and asset retirement obligations	3,934	2,049	5,983
Asset retirement obligations	2	10	12
Materials	103	90	193
Total fixed assets, net carrying value	4,039	2,149	6,188

(*)         The allocation of work in progress among items is estimated.

All the above-mentioned assets were used to provide service to our clients as described below.

	2008	2007	2006
	(thousands)
Fixed telephony customers	3,937	3,849	3,750
Internet (*)	1,122	866	545
Wireless subscribers	14,375	12,285	9,589

(*)         In 2008 and 2007, includes 15,000 and 7,000 customers in Paraguay, respectively.

As of December 31, 2008, we have entered into purchase commitments totaling P$876 million primarily for switching equipment, external wiring, infrastructure works, inventory and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of equipment are Ericsson Group, Nokia Siemens Network Group, Huawei Tech Investment Co. Ltd., Italtel Argentina S.A. and IBM Argentina S.A.

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

Management Overview

The Telecom Group ended the 2008 fiscal year with a solid financial situation as well as a strong market position.  The Telecom Group has continued to expand its customer base, reaching 4.3 million fixed lines, 1.1 million broadband and Internet connections, and 14.4 million cellular subscribers. In every business segment, the market share of the Telecom Group has increased or remained stable.  Due to this fact, the Company is considered to be one of the leading companies in the Argentine telecommunications sector. The Company has attained this position without neglecting its commitment to generate economic value for its shareholders. Improvement in terms of profitability continues. In addition, the strong cash flow generation has allowed us to increase our capital expenditures, to acquire a new company — Cubecorp, a Data center services provider — and, at the same time, to substantially reduce our net financial debt.

Continuing the trend of prior years, net sales in 2008 grew by 16.9% compared to 2007, reaching P$10,608 million. Operating income before depreciation and amortization in 2008 increased by P$278 million from 2007, reaching P$3,330 million, equivalent to 31.4% of net sales. Operating income increased P$405 million in 2008 compared to 2007, reaching P$2,041 million, equivalent to 19.2% of net sales.

Our results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. Dollar and the euro. For a discussion of these and other factors that may affect our results of operations, please see “Factors Affecting Results of Operations” and “Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2008, see “Years ended December 31, 2008, 2007 and 2006” below.

Economic and Political Developments in Argentina

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced a deep recession and an economic and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine Government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze our tariffs into pesos at a

1:1 peso/U.S. dollar ratio (referred to herein as “Pesification”). Capital outflows increased in the first half of 2002, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

The Argentine economy has steadily improved since 2003. Gross domestic product increased 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. The increase in the consumer price index was 3.7% in 2003, 6.1% in 2004, 12.3% in 2005, 9.8% in 2006, 8.5% in 2007 and 7.2 % in 2008, while the wholesale price index increased 2.0% in 2003, 7.9% in 2004, 10.7% in 2005, 7.1% in 2006, 14.6% in 2007 and 8.8% in 2008 as reported by the INDEC, though, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged.  For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Substantial inflation may have an adverse effect on the economy and would negatively impact Telecom Argentina’s margins.”

The peso remained stable against the U.S. dollar during the period 2003-2007, with US$1.00 trading for P$2.93 on December 31, 2003, P$2.979 on December 31, 2004, P$3.032 on December 31, 2005, P$3.062 on December 31, 2006 and P$3.149 on December 31, 2007.

The evolution of Argentina’s economic activity during 2008 continued exhibiting an overall positive trend of growth for the sixth year in a row. Nonetheless, during the second half of 2008, Argentina’s economic activity was affected by the international crisis.  Overall, as reported by the INDEC, Argentina’s gross domestic product increased by 6.8% during 2008 as compared with the prior year, the Argentine consumer price index increased 7.2% over year 2008 (as compared to 8.5% in 2007), and the wholesale price index increased 8.8%.

The exchange rate remained relatively stable during the first part of 2008, with an active policy by the Central Bank of the Argentine Republic (BCRA). From September onwards, the peso began to devalue vis-à-vis the dollar, though to a lesser extent as compared with the trend of the currencies of the other Latin American countries. The peso/dollar exchange rate was P$3.453 per US$1.00 at December 31, 2008 as compared of P$3.149 per US$1.00 at December 31, 2007. Additionally, the country risk soared due to a strong international aversion to risk and the effects of the nationalization of the AFJP.

Towards the end of 2008, the economic activity in Argentina suffered a deceleration that is expected to worsen in 2009. As a result, the investment growth and consumption rates are expected to drop, while a fall in the prices of primary products may endanger the tax surplus. Nonetheless, this deceleration is expected to cause a reduction of inflationary pressures on the economy.  Governmental implementation of monetary, tax and incentive policies to regulate production and employment will be of utmost importance to overcome the economic deceleration.

In sum, despite internal and external economic impact experienced in 2008, Argentina’s economy has improved over the past year, primarily due to increases in prices of principal products produced and the maintenance of a tax surplus. However, because the substantial majority of our property and operations are located in Argentina, macroeconomic and political conditions in Argentina will continue to affect us. The Argentine Government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While the key components of our business were strong in 2008, and our operating results have increased as a result of growth in our wireless and Internet business, our operating results and financial condition remain vulnerable to fluctuations in the Argentine economy.

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

b)    recoverability assessment of deferred tax assets and the tax credit related to minimum presumed income;

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

Initial Valuation and Depreciation

We record purchased property, plant and equipment, and purchased intangible assets (other than goodwill) at acquisition or construction cost (adjusted for inflation as necessary — see Note 3.c. to the Consolidated Financial Statements). Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. Construction costs include directly allocable costs, an appropriate allocation of material and interest accrued during the construction period. However, general and administration expenses are not capitalized. Property, plant and equipment and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the estimated useful lives involves significant judgment. The Company periodically reviews the estimated useful lives of its property, plant and equipment and purchased intangible assets.

Recoverability

Under both Argentine GAAP and US GAAP, we review long-lived assets, including property, plant and equipment, and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected discounted cash flows from such asset are less than its carrying value. In such event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Once an impairment loss is identified and recognized under Argentine GAAP, future reversal of impairment loss is permitted only if the original conditions which generated such impairment disappear or are no longer in existence.

Under U.S. GAAP, recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows to their carrying value. If the carrying value of the assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. Once an impairment loss is identified and recognized subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-live assets.

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

As of December 31, 2008, our asset retirement obligations included in other non current liabilities amounted to P$37 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$12 million.

Debt Restructuring Results

On August 31, 2005, Telecom Argentina completed a restructuring of its financial indebtedness on a stand-alone basis pursuant to an APE proceeding, by issuing debt instruments with new payment terms and by paying cash consideration and making partial cash interest payments.

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

The estimate of present value of the debt requires management to periodically make certain assumptions in the determination of its expectations regarding future cash flows to be paid, mainly due to mandatory prepayment features provided in the terms of our restructured debt contracts. Changes in our current expectations about future cash flows of Telecom Argentina could impact our future financial debt prepayment and present value of debts under Argentine GAAP.

As of December 31, 2008, the total consolidated debt recorded on the consolidated balance sheet was P$2,043 million, net of the effect on discounting of Telecom Argentina’s debt of P$9 million.

Fair value of Notes of Telecom Argentina under US GAAP

Telecom Argentina’s notes were valued under Argentine GAAP as described in “Debt Restructuring Results” above. Under US GAAP, on January 1, 2008 Telecom Argentina adopted the provisions of SFAS No.159, “The fair value option for financial assets and financial liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No.159”). Fair value measurements require the use of different valuation techniques which are also based on observable inputs. The fair value of Telecom Argentina’s notes as of December 31, 2008 was based on the purchase price of notes bought by the Telecom Argentina in the last quarter of 2008 or, if the purchase price was not available, on the average quoted market prices provided by financial agencies. Telecom Argentina’s determination of fair value may change in the future due to the changes in the inputs available and its related valuation techniques used to estimate fair value.

New Accounting Standards under Argentine GAAP

In March 2009, the FACPCE issued RT 26, “Adoption of the International Financial Reporting Standards from the International Accounting Standards Board,” which will be fully effective for fiscal years beginning on or after January 1, 2011.  RT 26 also establishes certain disclosure requirements applicable to annual financial statements beginning on or after January 1, 2009. As of the date of this Annual Report, RT 26 has not been adopted by the CNV. The Company is currently analyzing the impact that the adoption of RT 26 will have on the Company’s financial position and results of operations.

Years ended December 31, 2008, 2007 and 2006

For purposes of these sections the fiscal years ended December 31, 2008, 2007 and 2006 are called “year 2008,” “year 2007” and “year 2006,” respectively.

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

Reportable Segment	Company of the Telecom Group/ Operating Segment
Voice, Data and Internet	Telecom Argentina S.A. Telecom Argentina USA, Inc. Cubecorp Argentina S.A. (i) Micro Sistemas S.A. (ii)
Wireless	Telecom Personal S.A. Núcleo S.A.

(i)             Cubecorp’s activities are being carried out by Telecom Argentina since January 1, 2009 due to a merger process between both companies. The merger was approved by Cubecorp’s shareholders’ meeting on March 19, 2009 and it is still pending approval by Telecom Argentina’s shareholders’ meeting, which was provisionally suspended. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

(ii)          Dormant entity at December 31, 2008.

The main products and services in each reportable segment are:

•                  Voice, Data and Internet: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing and voicemail), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), outsourcing of IT solutions and Internet services (dial-up and high-speed broadband).

•                  Wireless: local area, national long-distance and international communications, data transmission, sale of handsets, and Value Added Services, such as call waiting, voicemail, short message systems, multimedia and Internet access.

The following table shows our net sales as a percentage of total consolidated net sales within our reportable segments for the year ended December 31, 2008:

Reportable Segment	Net Sales (millions P$)	Percent of Consolidated Net Sales

Voice, Data and Internet	3,653	34.4
Wireless	6,955	65.6
TOTAL	10,608	100.0

Additional information regarding reportable segments is disclosed in Note 13 to our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence our results of operations in 2009 are analyzed below under “—Trend Information.”

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

Competition. The Argentine telecommunications market has become increasingly competitive. In our Voice, Data and Internet reportable segment, competition is mainly focused in long-distance and Internet service as well as in government and corporate accounts.  For the past several years, the Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions. We expect that the Wireless reportable segment will continue to be affected by competitive pricing pressure, at least in the short to medium term, and by the pressure exerted by relevant international operators.

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

Capital Expenditures. The Company continues to make significant investments designed to take advantage of growth opportunities in our businesses. In the Voice, Data and Internet reportable segment, we invest to sustain the growth in broadband services, to continue developing the NGN, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. In the Wireless reportable segment, we are in the process of expanding the network infrastructure and extending the 3G technology coverage and bandwidth for mobile data transmission.

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

Currency Effects. The majority of our revenues are received in pesos whereas the majority of our financial indebtedness is substantially denominated in foreign currencies. Additionally, a significant portion of the materials and supplies related to the construction and maintenance of our networks are incurred in foreign currencies. Consequently, the Pesification of our regulated rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies will continue to affect the amount of our revenues in comparison to our debt service obligations and other costs incurred in foreign currencies.

(A)  Consolidated Results of Operations

In the year ended December 31, 2008, we reported net income of P$961 million, compared to net income of P$884 million for the year ended December 31, 2007.

We reported consolidated net sales of P$10,608 million in year 2008 compared to P$9,074 million in year 2007. The increase of P$1,534 million can be largely attributed to the growth in the Wireless reportable segment and in the ADSL services.

In 2008, operating costs (including depreciation and amortization) totaled P$8,567 million representing an increase of P$1,129 million, or 15.2%, due to higher salaries and social security, taxes, maintenance, material and supplies, TLRD and Roaming costs, fees for services, advertising costs, and costs of wireless handsets, among other reasons. The higher costs are associated with the increase in sales, the effects of inflation on the cost structure and, in particular, with the growing competition in the wireless and broadband services markets in Argentina.

Although the economic situation in Argentina continued showing positive growth trends, our fixed telephone service is still affected by the Pesification of the rates in early 2002; as a result, the increase in the structure of disbursement costs for the Voice, Data and Internet reportable segment (which was 23.8%) is higher than the increase in net sales (which was 10.6%). Consequently, our operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates and inflation).

(A.1)  Year 2008 Compared to Year 2007

					Change by segment
	Year Ended December 31,				Voice, Data
	2008	2007	Total Change		and Internet	Wireless
	(P$ millions)%			(P$ millions)
Net sales	10,608	9,074	16.9	1,534	351	1,183
Cost of services, general and administrative and selling expenses	(8,567)	(7,438)	15.2	(1,129)	(497)	(632)
Operating income	2,041	1,636	24.8	405	(146)	551
Financial results, net	(265)	(441)	(39.9)	176	96	80
Other, net (1)	(280)	(121)	131.4	(159)	(151)	(8)
Income tax	(535)	(292)	83.2	(243)	(83)	(160)
Net income from continuing operations	961	782	22.9	179	(284)	463
Income from discontinued operations	—	102	(100.0)	(102)	(102)	—
Net income	961	884	8.7	77	(386)	463

(1)                                  Other, net includes Other expenses, net and Minority interest.

Net Sales

As in previous years, the primary factors affecting our net sales are rates, the volume of use of services in fixed line services and the growth in wireless telecommunication and Internet services.

During year 2008, net sales increased approximately 16.9% to P$10,608 million from P$9,074 million in 2007. The increase is largely attributable to the increase of P$1,183 million in revenues generated by the Wireless reportable segment (reaching 65.6% of the Company’s consolidated net sales). It should be noted that both reportable segments showed revenue increases, but at different growth rates.

Net sales in Voice, Data and Internet reportable segment increased by 10.6% compared to 2007. Internet sales, including internet equipment, led growth in this segment with a 39.2% increase (P$207 million) mainly as a result of the 33.1% increase in our ADSL customer base. Data sales, including data equipment, grew by 25.4%, largely attributed to a higher number of leased circuits, dedicated traffic and a substantial growth in a private network service with additional new features. Finally, Voice sales grew by 3.8% due to an increase in the customer base, generating a higher number of monthly basic charges and charges for supplementary services, partially offset by a slight reduction in traffic volume. Regulated voice services are still affected by the Pesification of rates to pesos as discussed in “Item 4—Information on the Company—The Business—Voice, Data and Internet—Rates” in more detail.

Net sales for the Wireless reportable segment grew by 20.5% compared to 2007. The net increase was mainly due to growth in Argentina by 23.0% partially offset by a decrease in Paraguay of 9.9%. As a result of the strong growth of the customer base in Argentina, in general terms, all line items comprising net sales for the reportable segment have grown considerably. Particularly, revenues from Value Added Services, roaming services and TLRD, and post-paid services, including fixed-charge and excess minutes, all increased.

In 2008, service revenues in the Wireless reportable segment amounted to P$6,235 million, representing 20.3% growth from 2007. Year 2008 service revenue growth was 23.1% in Argentina while in Paraguay it represented a decrease of 10.3%.

The chart below shows net sales for years 2008 and 2007 and their breakdown between reportable segments:

For a further breakdown of our consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased 15.2% to P$8,567 million in 2008 from P$7,438 million in 2007. The increase was mainly due to the increase in disbursement costs in the two reportable segments as a result of a rise in direct cost of sales, the effect of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses were reduced by P$127 million, mainly attributable to the Wireless reportable segment.

					Change by segment
	Year Ended December 31,				Voice, Data
	2008	2007	Total Change		and Internet	Wireless
	(P$ millions)%			(P$ millions)
Salaries and social security	1,217	960	26.8	257	187	70
Taxes	825	660	25.0	165	27	138
Maintenance, materials and supplies	541	447	21.0	94	66	28
Bad debt expense	67	71	(5.6)	(4)	(2)	(2)
Interconnection costs	156	151	3.3	5	5	—
Costs of international outbound calls	145	138	5.1	7	7	—
Fees for services	389	300	29.7	89	41	48
Advertising	388	306	26.8	82	48	34
Cost of wireless handsets and Voice, Data, and Internet equipment	1,026	893	14.9	133	20	113
Agent’s commissions and commissions for the distribution of prepaid cards	769	704	9.2	65	14	51
Other commissions	159	130	22.3	29	5	24
TLRD and Roaming	941	760	23.8	181	—	181
Other operating expenses	655	502	30.5	153	85	68
Depreciation of fixed assets and amortization of intangible assets	1,289	1,416	(9.0)	(127)	(6)	(121)
Total Cost of Services, General and Administrative and Selling Expenses	8,567	7,438	15.2	1,129	497	632

The main operating costs and the changes in costs between years 2008 and 2007 are illustrated below:

(1)          Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During year 2008, salaries and social security charges were approximately P$1,217 million, representing a 26.8% increase from 2007. This was primarily due to the increase in salary levels, mainly for unionized personnel reflecting an adjustment in collective bargaining agreements. For year 2008, salaries and social security payments were approximately 11.5% of net sales, compared to 10.6% of net sales in year 2007.

Taxes

Expenses related to taxes increased 25.0% to P$825 million in year 2008 from P$660 million in year 2007, mainly due to the impact of taxes that are calculated on the basis of revenues, reflecting an increase in total net sales during the year.

Maintenance, Materials and Supplies

Expenses related to maintenance, materials and supplies increased 21.0% to P$541 million in year 2008 from P$447 million in year 2007. This increase was due to higher maintenance costs across segments, particularly in the Voice, Data and Internet reportable segment. The main reason for the change was an increased need for supplies as a result of the larger number of installed basic telephony and ADSL lines and an increase in the prices of certain supplies due to the effects of inflation.

Fees for Services

Our fees for various services, including technical, commercial, legal, security, and auditing services, totaled P$389 million for year 2008 and P$300 million for year 2007. This increase was due mainly to the renegotiation of most of the contracts because of the effects of inflation and to higher service costs in both segments, especially costs related to Call Centers and software and hardware fees.

Advertising

Costs related to advertising increased by P$82 million, or 26.8%, to P$388 million in year 2008, mainly due to higher media advertising expenses for wireless and Internet services as a result of efforts to retain and expand both customer bases, as well as the sponsorship of the 2008 Beijing Olympic Games.

Cost of wireless handsets and Voice, Data, and Internet equipment

During year 2008, the cost of wireless handsets and Voice, Data and Internet equipment increased to P$1,026 million from P$893 million in year 2007. The increase in costs incurred in the Wireless reportable segment was primarily attributable to an increase in the cost of handsets resulting from the expansion of the subscriber base. In addition, as a consequence of technological advances and new service offerings, more customers upgraded their mobile phone sets. That effect was partially offset by a decrease in subsidies offered to agents and other third party distributors.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$65 million to P$769 million in year 2008 from P$704 million in year 2007. The steady increase over the past few years in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

TLRD and Roaming

During year 2008, costs of TLRD and roaming increased 23.8% to P$941 million from P$760 million in year 2007. The change was due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Other Operating Expenses

Other operating expenses, which include lease of circuits, transportation and freight, rental and energy expenses, among others, increased 30.5% to P$655 million in year 2008 from P$502 million in year 2007 in both reportable segments as a result of increased revenues and an increase in the customer base and the effects of inflation.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$127 million, or 9.0%, to P$1,289 million during 2008 mainly as a consequence of the end of the amortization period for certain assets (among others, TDMA network equipment as a result of the migration to GSM technology) in the Wireless reportable segment. Depreciation expense was equal to approximately 12.2% of net sales for year 2008 and 15.6% of net sales for year 2007.

Operating Income

During the year ended December 31, 2008, consolidated operating income was P$2,041 million, with an increase of P$405 million, or 24.8%, compared to 2007. Operating income represented 19.2% of net sales in 2008.

The increase, net, in operating income in 2008 was due to strong growth in the Wireless reportable segment resulting from higher net sales, partially offset by an increase in salaries and social security costs, fees for services, cost for subscriber acquisition, costs of roaming and TLRD and tax expenses. Although sales increased in Voice, Data and Internet reportable segment, they were completely offset by an increase in salaries and social security costs, fees for services, maintenance, materials and supplies and advertising expenses, among others.

Financial Results, Net

Net financial results amounted to a loss of P$265 million for 2008, reflecting a reduction in loss of 39.9% as compared to prior year 2007. Financial results, net represent 2.5% of consolidated sales in year 2008, as compared to 4.9% in year 2007.

As a result of a P$1,090 million reduction in net financial debt, or 54.7% compared to the net financial debt at the end of the previous year, interest on net financial debt decreased by P$125 million.

In 2008, the devaluation of the peso against the US dollar was 9.6% and 3.4% against the euro. This caused a net foreign currency exchange loss of P$158 million, which included the effect of derivative financial instruments entered into to hedge foreign exchange exposure. These instruments generated a P$29 million loss in the year 2008 and a P$141 million gain in 2007.

Other, Net

Other expenses, net

Other expenses, net mainly include severance payments and provisions for lawsuits and other contingencies.

Other expenses, net, increased P$170 million or 173.5% from year 2007, reaching P$268 million in 2008.  The change was mainly attributable to the fact that other expenses, net in 2007 included a gain of P$69 million related to the impact of SC Resolution N° 41/07 and a tax gain on deposits and withdrawals from bank accounts of P$23 million recognized in 2007 as a result of the regulatory resolution N°. 72/03 implemented by the Ministry of Economy (see Note 2.g and 2.i to the Consolidated Financial Statements).

Severance costs amounted to P$144 million in 2008 as compared to P$84 million in 2007, mainly due to a 114% increase in the number of employees retired or dismissed, partially offset by a 30% decrease in the average retirement and severance cost per employee.

Provision for contingencies charges have decreased at Telecom Argentina due to lower costs in connection with labor and fiscal complaints. Telecom Personal, conversely, has experienced a slight increase in those charges.

Income Tax

The income tax charge includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

(i)    As regards the current tax expenses of Telecom Argentina, in 2007, the Company was not required to pay taxes as a result of the determination of an accumulated loss carryforward. In 2008, enough tax profit was generated to offset the entire accumulated loss carryforward and therefore a tax liability was determined, which will be offset against a tax credit for minimum presumed income and other withholdings. With regards to Telecom Personal, in 2007, enough tax profit was generated to offset the entire accumulated loss carryforward; therefore, a tax liability was determined. This tax liability was offset by a tax credit for minimum presumed income and other withholdings. In fiscal year 2008, tax profits generated gave rise to tax liabilities. This tax liability will be offset against a tax credit for minimum presumed income and other withholdings. In the years under review, Núcleo reported a tax profit and the charge was increased by the overcharge stemming from the payment of dividends to shareholders.

(ii)  As regards the deferred tax, in 2008 income was mainly generated at Telecom Argentina as a result of the reduction in the deferred tax liability on fixed assets and its adjustment for inflation and increased credit on the deduction of bad debts and lawsuits and other contingencies (P$119 million).  This income was partly offset by the use of net tax loss carryforward for P$34 million.  In 2007, expenses related to deferred tax mainly arose from the reduction of the tax loss carryforwards of Telecom Argentina (P$364 million) and Telecom Personal (P$163 million), partly offset by the income generated by variations in the temporary differences (P$205 million in Telecom Argentina and P$76 million in Telecom Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher credit for the deduction of bad debts and lawsuits and other contingencies.

(iii)  With respect to the recoverability of deferred tax loss carryforwards, the Telecom Group recognized, as of December 31, 2007, a P$130 million receivable for tax loss carryforwards, of which P$95 million expired in fiscal year 2007. For that reason, as of December 31, 2007, the related allowance amounted to P$95 million. As of December 31, 2008, Cubecorp’s tax loss carryforwards, amounting P$1 million, were considered to be non-recoverable; therefore, the Company has recorded an allowance for such credits.

Net Income from Continuing Operations

For year 2008, we recorded net income of approximately P$961 million. The Voice, Data and Internet reportable segment accounted for a loss of P$309 million while the Wireless reportable segment contributed a P$1,270 million gain to our consolidated net income in 2008.

Income from Discontinued Operations

In April 2007, Telecom Argentina sold its 99.99% shareholding in Publicom (the directory publishing company) to Yell Publicidad S.A. According to Argentine GAAP, net income from the operations of Publicom and from the sale of Publicom has been accounted for under “discontinued operations,” which was included in a specific caption “Results from discontinued operations” in the consolidated statement of income for the year ended December 2007. The net income from discontinued operations for year 2007 amounted to P$102 million, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale.

Net Income

For year 2008, we recorded a net income of P$961 million. Since there are no results from discontinued operations for year 2008, see “Net Income from continuing operations” for an explanation of net income for year 2008.

(A.2)  Year 2007 Compared to Year 2006

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

Cost of Services, General and Administrative and Selling Expenses

Total cost of services, general and administrative and selling expenses increased 14.8% to P$7,438 million in 2007 from P$6,478 million in 2006. The change was mainly due to the increase in disbursement costs in the two reportable segments as a result of the increase in direct cost of sales, the effect of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses increased by P$25 million, mainly attributable to the Wireless reportable segment.

					Change by segment
	Year Ended December 31,				Voice, Data
	2007	2006	Total Change		and Internet	Wireless
	(P$ millions)%			(P$ millions)
Salaries and social security	960	829	15.8	131	81	50
Taxes	660	539	22.4	121	21	100
Maintenance, materials and supplies	447	317	41.0	130	80	50
Bad debt expense	71	63	12.7	8	(4)	12
Interconnection costs	151	159	(5.0)	(8)	(8)	—
Costs of international outbound calls	138	111	24.3	27	27	—
Fees for services	300	259	15.8	41	33	8
Advertising	306	225	36.0	81	19	62
Cost of wireless handsets and Voice, Data and Internet equipment	893	999	(10.6)	(106)	(8)	(98)
Agent’s commissions and commissions for the distribution of prepaid cards	704	548	28.5	156	8	148
Other commissions	130	113	15.0	17	4	13
TLRD and Roaming	760	582	30.6	178	—	178
Others	502	343	46.4	159	72	87
Depreciation of fixed assets and amortization of intangible assets	1,416	1,391	1.8	25	(107)	132
Total Cost of Services, General and Administrative and Selling Expenses	7,438	6,478	14.8	960	218	742

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

Cost of wireless handsets and Voice, Data and Internet equipment

During year 2007, the cost of wireless handsets and Voice, Data and Internet equipment decreased to P$893 million from P$999 million in year 2006, mainly attributable to decreased handset sales in the Wireless reportable segment. The decrease was mainly due to lower subsidies offered to customers, agents and other third party distributors.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$156 million to P$704 million in year 2007 from P$548 million in year 2006. The increase in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

TLRD and Roaming

TLRD and roaming services revenue increased by P$178 million, or 30.6%, to P$760 million in year 2007. The change was mainly due to the growth in the wireless subscriber base and higher wireless traffic.

Other Operating Expenses

Other operating expenses increased 46.4% to P$502 million in year 2007 from P$343 million in year 2006 for both reportable segments. The change was mainly attributable to increased revenues and to the increase in the customer base. For an analysis of the increase in other operating expenses in the Voice, Data and Internet and Wireless reportable segments, see “—Results of Operations by Reportable Segment” below.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets increased by P$25 million, or 1.8%, to P$1,416 million during 2007 mainly as a consequence of increased capital expenditures in the Wireless reportable segment, partially offset by the end of the amortization period for certain assets in the Voice, Data and Internet reportable segment. Additionally, during 2007, the Company performed an integral review of the useful lives of its fixed assets. As a result, since September 30, 2007, Telecom Argentina and Telecom Personal have changed the useful life of certain fixed assets resulting in a P$14 million decrease in depreciation expense for year 2007. Depreciation expense was equal to approximately 15.6% of net sales for year 2007 and 18.9% of net sales for year 2006.

Operating Income

During the year ended December 31, 2007, consolidated operating income was P$1,636 million, with an increase of P$742 million, or 83.0%, compared to 2006. Operating income represented 18.0% of net sales in 2007. Improvement in operating income in terms of sales margin was seen across both reportable segments but at different rates of increase. Voice, Data and Internet grew from 10.7% of net segment sales in 2006 to 10.8% of net segment sales in 2007 due to the systematic decline of fixed asset depreciation while the Wireless reportable segment grew from 13.1% of net segment sales in 2006 to 22.1% of net segment sales in 2007.

The increase in operating income in 2007 was mainly due to strong growth in the Wireless reportable segment resulting from higher net sales, partially offset by an increase in salaries and social security costs, maintenance, materials and supplies, cost for subscriber acquisition, costs of roaming and TLRD, advertising, and tax expenses.

Financial Results, Net

Net financial and holding resulted in a loss of P$441 million for 2007, reflecting a 8.9% loss decrease over the loss of P$484 million for 2006.

As a result of a P$1,359 million reduction in net financial debt, or 40.5% compared to the net financial debt at the end of 2006, interest on net financial debt decreased by P$129 million. This financial cost represents 3.5% of consolidated sales in year 2007, as compared to 6.1% in year 2006.

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

Other expenses, net

Other expenses, net included severance payments, provisions for lawsuits and other contingencies and income from sales of fixed assets.

Other expenses, net, decreased P$86 million or 46.7% from year 2006, amounting to P$98 million in 2007 mainly due to a gain related to the impact of SC Resolution N° 41/07 of P$69 million and a tax gain on deposits and withdrawals from bank accounts of P$23 million (see Note 2.g and 2.i to the Consolidated Financial Statements).

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

Income Tax (Expense) Benefit, Net

The income tax charge included three effects: (i) the current tax for the year payable according to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal versus accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, the tax loss carryforwards accumulated by Telecom Argentina.

Deferred income taxes resulted from temporary differences in the recognition of expenses for tax and financial reporting purposes and were accounted for in accordance with Argentine GAAP, which is consistent with SFAS No. 109. Argentine GAAP requires the asset and liability method of computing deferred income taxes.

As regards the current tax expenses of Telecom Argentina in the 2007 and 2006 fiscal years, Telecom Argentina was not required to pay taxes in 2007 as a result of an accumulated tax loss carryforward. As regards Personal, it generated enough profit in 2007 to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which was offset against a tax credit for minimum presumed income and other withholdings. Núcleo reported, in the years under review, a taxable profit. The tax expense of Núcleo in 2007 increased by the overcharge related to the payment of dividends to shareholders. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid.

As regards the deferred tax, the expenses mainly arose from the reduction of the tax loss carryforwards of Telecom Argentina (P$364 million) and Telecom Personal (P$163 million), partially offset by income generated by variations in the temporary differences (P$205 million in Telecom Argentina and P$76 million in Telecom Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher allowance for doubtful accounts and provisions for lawsuits and other contingencies.

With respect to the recoverability of tax loss carryforwards, the Company recognized, as of December 31, 2007, P$130 million worth of tax credit due to tax loss carryforwards, of which P$95 million expired in fiscal year 2007. For that reason, as of December 31, 2007, the related allowance amounted to P$95 million, representing a P$100 million reduction from the end of the previous year, compared to an P$81 million reduction in 2006. Additionally, Personal set up an P$11 million allowance during 2007 related to certain deferred tax assets of doubtful collectability.

Income from discontinued operations

In April 2007, Telecom sold its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the directory publishing subsidiary) to Yell Publicidad S.A. Under Argentine GAAP, the transaction was accounted for under “discontinued operations.” As a result, the Company has consolidated Publicom as of December 31, 2007 and 2006, identifying the results of discontinued operations in a separate line item in its consolidated statement of income. As of December 31, 2007, P$102 million were accounted for as net income from discontinued operations, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale.

Net Income

For year 2007, we recorded net income of approximately P$884 million. The Voice, Data and Internet reportable segment accounted for a gain of P$77 million while the Wireless reportable segment contributed a P$807 million gain to our consolidated net income in 2007.

(B)  Results of Operations by Reportable Segment

(B.1)  Voice, Data and Internet Reportable Segment

Results of operations for our Voice, Data and Internet reportable segment for years 2008, 2007 and 2006 are comprised as follows:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Continuing operations
Net sales	3,653	3,302	3,053	10.6	8.2
Cost of services, general and administrative and selling expenses	(3,441)	(2,944)	(2,726)	16.9	8.0
Operating income	212	358	327	(40.8)	9.5
Financial result, net	(166)	(262)	(375)	(36.6)	(30.1)
Other, net (1)	(212)	(61)	(138)	247.5	(55.8)
Income tax (expense) benefit, net	(143)	(60)	33	138.3	N/A
Net loss from continuing operations	(309)	(25)	(153)	1,136.0	(83.7)

Discontinued operations
Income from discontinued operations	—	102	13	(100.0)	684.6
Net income (loss)	(309)	77	(140)	N/A	N/A

(1)   Other, net includes gain (loss) on equity investees and other expenses, net.

Net Sales

During year 2008, net sales from our Voice, Data and Internet reportable segment increased 10.6% to P$3,653 million from P$3,302 million in year 2007. During year 2007, net sales from our Voice, Data and Internet reportable segment increased 8.2% to P$3,302 million from P$3,053 million in year 2006. The increase in each year was due to several factors, including an increase in the customer base, which in turn generated greater basic and supplementary monthly charges. Particularly, in 2008, the base of ADSL subscribers grew 33.1% as compared to 2007, representing an increase in ADSL Internet revenues of P$214 million, offset by a reduction of P$7 million in Dial-Up 0610 Internet traffic in 2008 as compared to 2007. Other factors in the growth in net sales in 2008 were the increase in our revenues from data transmission services, the increase in our provision of interconnection services as a consequence of the general expansion of the wireless business and the increase in the customer base, generating a higher number of monthly basic charges and charges for supplementary services.

Revenues from our Voice, Data and Internet reportable segment for years 2008, 2007 and 2006 are comprised as follows:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Measured service charges	968	960	941	0.8	2.0
Monthly basic charges	799	746	716	7.1	4.2
Internet revenues	731	524	428	39.5	22.4
Interconnection revenues	400	373	318	7.2	17.3
International long-distance service	269	270	242	(0.4)	11.6
Public telephone service	86	117	131	(26.5)	(10.7)
Data transmission	205	172	153	19.2	12.4
Installation charges	19	18	23	5.6	(21.7)
Equipment sales (1)	41	18	7	127.8	157.1
Other national telephone services	135	104	94	29.8	10.6
Total Voice, Data and Internet	3,653	3,302	3,053	10.6	8.2

(1)   As of December 31, 2008, this item is composed of P$25 million of voice equipment, P$12 million of data equipment and P$4 million of Internet equipment. As of December 31, 2007, this item was composed of P$13 million of voice equipment, P$4 million of Internet equipment and P$1 million of data equipment.

The chart below shows net sales for the years 2008, 2007 and 2006 and their breakdown by service type:

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

Revenues from measured service and monthly basic charges represented 48.4% of our total segment net sales for year 2008, compared to 51.7% of our total segment net sales for year 2007. Revenues from traffic and monthly basic charges increased 3.6% to P$1,767 million in year 2008 from P$1,706 million in year 2007. Measured service charges increased 0.8% to P$968 million in year 2008 from P$960 million in year 2007. Monthly basic charges increased 7.1% to P$799 million in year 2008 when compared with year 2007, mainly due to the increase in customer lines. Lines in service as of December 31, 2008 increased to approximately 4,299,000 compared to approximately 4,208,000 as of December 31, 2007 due to continuing recovery in demand. However, fixed telephony tariffs remained unchanged since 2002 as a result of the Pesification and freeze on tariffs imposed by the Argentine Government.

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

Internet Revenues

Revenues from Internet subscription fees and Internet-related Value Added Services increased 39.5% to P$731 million in year 2008 compared to P$524 million in 2007, and increased 22.4% in year 2007 compared to P$428 million in 2006, mainly due to an increase in the number of ADSL subscribers in each year.

As of December 31, 2008, the number of ADSL subscribers reached approximately 1,042,000, compared to 783,000 as of December 31, 2007, increasing by 33.1%. During 2007, ADSL subscribers increased 71.3% from 457,000 as of December 31, 2006. Internet dial-up customers totaled approximately 65,000 as of December 31, 2008 compared to 76,000 as of December 31, 2007, decreasing by 14.5%. As of December 31, 2008 and 2007, dial-up minutes represented 9.0% and 13.3%, respectively, of total traffic measured in minutes transported over the fixed-line network. Dial-up minutes have fallen in the last years due to the steady migration of customers to ADSL services.

Interconnection Revenues

During year 2008, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased 7.2% to P$400 million from P$373 million in 2007. During year 2007, revenues from interconnection services increased 17.3% to P$373 million from P$318 million in 2006. The increase in each year was mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls and earnings from outbound phone calls made by customers.

During year 2008, international long-distance service revenues decreased 0.4% to P$269 million from P$270 million in year 2007. The slight decrease was mainly due to a decrease in prices partially offset by higher incoming and outgoing traffic. During year 2007, international long-distance service revenues increased 11.6% to P$270 million from P$242 million in year 2006. The increase was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

Public Telephone Service

Revenues from public telephone service decreased by 26.5% to P$86 million in year 2008 from P$117 million in year 2007. Revenues from public telephone service decreased by 10.7% to P$117 million in year 2007 from P$131 million in year 2006. The decrease in each year was mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of expanded cellular usage.

Data Transmission

Revenues from data transmission services increased 19.2% to P$205 million in year 2008 from P$172 million in year 2007. The change was mainly due to an increase in various data transmission services, including an increase in private virtual network services, leases of circuits, volumes of traffic for dedicated lines, and growth in data center services as a result of the acquisition of Cubecorp. The majority of our revenues from data transmission services are denominated in US dollars and, consequently, in 2008, were affected by the fluctuations in the exchange rate between the peso and the US dollar resulting in an increase in data transmission revenues. During year 2007, revenues from data transmission services increased 12.4% to P$172 million from P$153 million in year 2006. The increase was mainly due to an increase in the demand for data transmission services, especially due to the fulfillment of a significant connection-provision contract with the government of the province of Buenos Aires, which aimed to provide a network that integrates all of the province’s municipalities.

Installation Charges

During year 2008, installation charges from new customers increased by 5.6% to P$19 million from P$18 million in year 2007 due to an increase in the amount of new connected lines during the period 2008 to 2007, as compared to the period 2007 to 2006.  During year 2007, installation charges from new customers decreased by 21.7% to P$18 million from P$23 million in year 2006 due to a decrease in the amount of new connected lines during the period 2007 to 2006 as compared to period 2006 to 2005.

Equipment Sales

Revenues from equipment sales increased 127.8% to P$41 million in year 2008 from P$18 million in year 2007.  During year 2007, revenues from equipment increased by 157.1%, to P$18 million in year 2007 from P$7 million in year 2006. The increase in 2008 was mainly due to higher sales of new “Aladino” telephone sets, which allow SMS services or video calls on fixed lines depending on the model, higher sales of modems as a result of the expansion of our Internet services, and higher sales of data equipment.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2008, revenues from other national telephone services increased 29.8% to P$135 million from P$104 million in year 2007. During year 2007, revenues from other national telephone services increased 10.6% to P$104 million from P$94 million in year 2006. The increase in each year was mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services, General and Administrative and Selling Expenses

During year 2008, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment increased 16.9% to P$3,441 million compared to P$2,944 million in year 2007. During year 2007, total cost of services, general and administrative expenses for the Voice, Data and Internet reportable segment increased 8.0% to P$2,944 million compared to P$2,726 million in year 2006. The increase in each year was mainly due to increases in salaries and social security charges, taxes, maintenance, materials and supplies costs, fees for services and advertising.

Detailed below are the major components of our cost of services, general and administrative and selling expenses for the years ended December 31, 2008, 2007 and 2006 related to our Voice, Data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Salaries and social security	931	744	663	25.1	12.2
Taxes	223	196	175	13.8	12.0
Maintenance, materials and supplies	373	307	227	21.5	35.2
Bad debt expense	10	12	16	(16.7)	(25.0)
Interconnection costs	156	151	159	3.3	(5.0)
Costs of international outbound calls	145	138	111	5.1	24.3
Fees for services	181	140	107	29.3	30.8
Advertising	137	89	70	53.9	27.1
Commissions for the distribution of prepaid cards and Other commissions	94	75	63	25.3	19.0
Cost of sales of equipment	38	18	26	111.1	(30.8)
Others	331	246	174	34.6	41.4
Subtotal before depreciation and amortization	2,619	2,116	1,791	23.8	18.1
Depreciation of fixed assets and amortization of intangible assets	822	828	935	(0.7)	(11.4)
Total Voice, Data and Internet	3,441	2,944	2,726	16.9	8.0

The main operating costs and the changes in costs between years 2008, 2007 and 2006 are illustrated below:

(1)   Includes bad debt expense, commissions for the distribution of prepaid cards and other commissions, cost of sales of equipment and other operating expenses.

Salaries and Social Security

During year 2008, salaries and social security charges were approximately P$931 million, representing a 25.1% increase from 2007. During year 2007, salaries and social security charges were approximately P$744 million, representing a 12.2% increase from 2006. These increases were primarily due to salary increases, particularly for unionized personnel of Telecom Argentina (approximately 73% of its personnel) reflecting an adjustment in collective bargaining agreements, partially offset by a decrease in the number of employees in this reportable segment.

For year 2008, salaries and social security payments were approximately 25.5% of segment net sales. For year 2007, salaries and social security payments were approximately 22.5% of segment net sales.

Taxes

Expenses related to taxes increased 13.8% to P$223 million in year 2008 from P$196 million in year 2007, and increased 12.0% to P$196 million in year 2007 from P$175 million in year 2006, mainly due to higher turnover taxes and other taxes on sales as a consequence of the increase in revenues.

Maintenance, Materials and Supplies

Maintenance, materials and supplies expense increased 21.5% to P$373 million in year 2008 from P$307 million in year 2007. During 2007, maintenance, materials and supplies expenses increased 35.2% to P$307 million in year 2007 from P$227 million in year 2006. The increase in each year was primarily due to higher maintenance costs for network equipment, buildings and utility vehicles and the increase in the prices of certain supplies due to the effects of inflation.

Costs of International outbound calls

During year 2008, we recorded P$145 million in costs of international outbound calls compared with P$138 million recorded in year 2007 and P$111 million recorded in year 2006. The increase in each year was mainly due to the increase in international call traffic originating in our network and requiring fees for transport across international lines.

Fees for Services

Fees for various services, including technical, commercial, legal, security and auditing services totaled approximately P$181 million for year 2008, P$140 million for year 2007 and P$107 million for year 2006. This increase was due mainly to the renegotiation of most of the contracts because of the effects of inflation and higher service costs in both segments, especially those related to the Call Centers and the software and hardware fees.

Advertising

During year 2008, we recorded P$137 million in costs of advertising compared with P$89 million recorded in year 2007. During year 2006, we recorded P$70 million in advertising costs. The increase in each year was mainly due to increased advertising campaigns as a result of competition in the Internet services market. Particularly, in year 2008, the Company incurred advertising costs in connection with its sponsorship of the 2008 Beijing Games.

Commissions for the Distribution of Prepaid Cards and Other Commissions

During year 2008, we recorded P$94 million in costs relating to commissions for the distribution of prepaid cards and other commissions, compared with P$75 million in year 2007. This increase was mainly due to an increase in the volume of commissions partially offset by less traffic on public telephones and through telecommunication centers. During year 2006, we recorded P$63 million in costs relating to commissions for the distribution of prepaid cards and other commissions.

Cost of Sales of Equipment

During years 2008, 2007 and 2006, we recorded P$38 million, P$18 million and P$26 million in cost of sales of equipment mainly related to sales of “Aladino” telephone sets, Internet modems and data equipment.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During year 2008, our other operating expenses amounted to P$331 million compared to P$246 million in 2007 and P$174 million in 2006. The increase in each year is related to increased revenues and higher prices due to the effects of inflation.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expense were P$822 million in year 2008, P$828 million in year 2007 and P$935 million in year 2006. Depreciation expenses as a percentage of net sales of the segment were approximately 22.5% in 2008, 25.1% in 2007 and 30.6% in 2006, respectively. The decreases were primarily attributable to the end of the amortization period for certain assets.

During 2007, the Company performed an integral review of the useful lives of its fixed assets. As a result, since September 30, 2007, Telecom Argentina has changed the useful life of certain fixed assets, resulting in a P$9 million decrease in depreciation expense for year 2007 in the Voice, Data and Internet Reportable Segment.

Operating Income

In 2008, the operating income from our Voice, Data and Internet reportable segment decreased 40.8% to P$212 million from P$358 million in 2007. The decrease was mainly due to the fact that the annual increase in operating costs, excluding depreciation and amortization, exceeded the annual increase in sales in the segment. Depreciation in year 2008 was at a similar level of year 2007, with a slight 1% decrease. In 2007, the operating income from our Voice, Data and Internet reportable segment increased 9.5% to P$358 million from P$327 million in 2006. The increase in year 2007 was mainly due to decreases in depreciation charges partially offset by the increase in operating expenses.

The following table shows our operating income from the Voice, Data and Internet reportable segment in years 2008, 2007 and 2006 and its percentage of net sales in each year.

	Year Ended December 31,
	2008	2007	2006	2008-2007	2007-2006
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,034	1,186	1,262	(12.8)%	(6.0)%
As % of net sales	28.3%	35.9%	41.3%	(7.6)%	(5.4)%
Depreciation and amortization	(822)	(828)	(935)	(0.7)%	(11.4)%
As % of net sales	(22.5)%	(25.1)%	(30.6)%	2.6%	5.5%
Operating income	212	358	327	(40.8)%	9.5%
As % of net sales	5.8%	10.8%	10.7%	(5.0)%	0.1%

Our operating income before depreciation and amortization from the Voice, Data and Internet reportable segment was P$1,034 million, P$1,186 million and P$1,262 million, representing 28.3% of net sales in 2008, 35.9% of net sales in 2007 and 41.3% of net sales in 2006, respectively. These decreases in the operating margin from 2006 to 2008 correspond mainly to an increase in operating expenses such as salaries and social security charges, taxes, maintenance, materials and supplies costs, costs of international outbound calls, fees for services, and advertising which, cumulatively, were larger than the increase in net sales of each year.

Financial Results, Net

During year 2008, we recorded a net financial loss of approximately P$166 million compared to a net financial loss of approximately P$262 million in year 2007, reflecting a reduction in loss of 36.6% as compared to the previous year. The difference was mainly due to lower net financial interest of P$86 million in year 2008 as a result of a significant reduction in net financial debt compared to year 2007. In 2008, the devaluation of the peso against the US dollar was 9.6% and 3.4% against the euro. This caused a net foreign currency exchange loss of P$107 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure), which represents an increase of P$12 million compared to the net foreign currency exchange loss of P$95 million of year 2007.

During year 2007, we recorded a net financial loss of approximately P$262 million compared to a net financial loss of approximately P$375 million in year 2006. The difference was mainly due to lower net financial interest of P$113 million in year 2007 compared to year 2006.

Other, Net

Gain (Loss) on Equity Investees

No gain or loss on equity investees was reported during 2008 and 2007. During year 2006, a loss of P$1 million was recorded due to a decline in value of our investment in “2003 Telecommunication Fund” (See Note 11.b to the Consolidated Financial Statements).

Other Expenses, Net

Other expenses, net include severance payments and provisions for lawsuits and other contingencies.

For year 2008, other expenses, net increased by P$151 million to P$212 million compared to year 2007. Other expenses, net in year 2008 mainly consist of higher provisions for lawsuits and other contingencies and severance payments and termination benefits, as a result of an increase in the number of employees retired or dismissed, partially offset by a decrease in the average retirement and severance cost per employee. For year 2007, other expenses, net decreased by P$76 million, or 55.5%, to P$61 million compared to year 2006. Other expenses, net in year 2007 mainly consists of gain related to the impact of SC Resolution No. 41/07 of P$69 million and tax benefit on deposits and withdrawals from bank accounts of P$23 million (see Notes 2.g and 2.i to the Consolidated Financial Statements) and higher gain on sale of fixed assets and other assets, partially offset by higher provisions for lawsuits and other contingencies and severance payments and termination benefits.

Income Tax (Expense) Benefit, Net

Income tax (expense) benefit, net includes three effects: (i) the current tax for the year payable according to fiscal legislation applicable to Telecom Argentina and Telecom Argentina USA; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; and (iii) the analysis of recoverability of deferred tax assets, particularly, tax loss carryforwards accumulated by Telecom Argentina.

During year 2008, our Voice, Data and Internet reportable segment recorded an income tax expense of P$143 million compared to P$60 million in year 2007. The income tax expense in year 2008 is mainly attributable to the provision for current income tax (amounting to P$238 million), partially offset by income generated by a deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal vs. accounting criteria (amounting to P$93 million) and a P$2 million reduction in the allowance for net deferred tax assets.

During year 2007, we recorded an income tax expense of P$60 million in this segment compared to an income tax benefit of P$33 million in year 2006. The income tax expense in year 2007 is mainly attributable to the reduction of the tax loss carryforwards of Telecom Argentina (which were reduced by P$364 million), which was partially offset by the income generated by the rest of temporary differences (amounting to P$205 million) including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher allowance for doubtful accounts and provisions for lawsuits and other contingencies. As of December 31, 2007, a valuation allowance of P$95 million was recorded in Telecom Argentina, representing a reduction of P$100 million in its valuation allowance compared to year 2006.

During year 2006, we recorded income tax benefit of P$33 million due to a reversal of a portion of the valuation allowance of our deferred income tax asset partially offset by the income tax expense due to taxable net income in 2006.

Net Loss from continuing operations

For year 2008, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$309 million in comparison with a net loss of approximately P$25 million in year 2007. The higher net loss in year 2008 is mainly due to lower operating income, higher other expenses, net and higher income tax expense partially offset by lower financial loss, net as discussed above.

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

Income from Discontinued Operations

In April 2007, Telecom Argentina sold its 99.99% shareholding in Publicom (the directory publishing company) to Yell Publicidad S.A. According to Argentine GAAP, net income from the operations of Publicom and from the sale of Publicom has been accounted for under “discontinued operations,” which was included in a specific caption “Results from discontinued operations” in the consolidated statements of income for the years ended December 2008, 2007 and 2006. The net income from discontinued operations for year 2007 amounted to P$102 million, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale. Comparatively, during the year 2006, the net income from the discontinued operations amounted to P$13 million, related to net income from the operations of Publicom.

Net Income (Loss)

For year 2008, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$309 million. Since there are no results from discontinued operations for year 2008, see “Net Loss from continuing operations” for an explanation of net losses for 2008.

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

(B.2)  Wireless Reportable Segment

Results of operations from our Wireless reportable segment for years 2008, 2007 and 2006 are comprised as follows:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Net sales	6,955	5,772	4,319	20.5	33.6
Cost of services, general and administrative and selling expenses	(5,126)	(4,494)	(3,752)	14.1	19.8
Operating income	1,829	1,278	567	43.1	125.4
Financial results, net	(99)	(179)	(109)	(44.7)	64.2
Other, net (1)	(68)	(60)	(63)	13.3	(4.8)
Income tax	(392)	(232)	(11)	69.0	2,009.1
Net income	1,270	807	384	57.4	110.2

(1)          Other, net includes gain on equity investees, other expenses, net and minority interest.

Net Sales

We provide wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively, via cellular and PCS networks. Net sales from Argentina and Paraguay were approximately 94.4% and 5.6%, respectively, of total segment net sales in 2008, 92.5% and 7.5%, respectively, in 2007 and 91.8% and 8.2%, respectively, in 2006.

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Argentina
Service revenues (1)	5,853	4,756	3,428	23.1	38.7
Handset sales	712	583	536	22.1	8.8
Total net sales in Argentina	6,565	5,339	3,964	23.0	34.7
Average number of subscribers during the year (thousands)	11,513	9,718	7,046	18.5	37.9
Paraguay
Service revenues	382	426	347	(10.3)	22.8
Handset sales	8	7	8	14.3	(12.5)
Total net sales in Paraguay	390	433	355	(9.9)	22.0

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

	Year Ended December 31,
	2008	2007	2006
	(P$ millions)
Total service revenues in Argentina	5,853	4,756	3,428
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(229)	(207)	(150)
Cell sites rental	(8)	(7)	(6)
Activation fees	(35)	(32)	(33)
Intercompany wireless sales	25	13	11
Total service revenues in Argentina included in the ARPU calculation	5,606	4,523	3,250

Net Sales in Argentina

During year 2008, Telecom Personal’s net sales in Argentina increased 23.0% to P$6,565 million from P$5,339 million in year 2007, mainly due to increases in the number of subscribers. ARPU in Argentina during 2008 was approximately P$41 per customer per month and was approximately P$39 per customer per month in 2007 and 2006.

The total number of Telecom Personal’s subscribers in Argentina was approximately 12,564,000 as of December 31, 2008, representing an increase of approximately 1,898,000, or 17.8%, as compared to 2007. This increase was fueled by increased penetration of cellular services in Argentina. As of December 31, 2008, the subscriber base in Argentina amounted to approximately 8,303,000 prepaid subscribers, or 66.1% of the total subscriber base, approximately 1,454,000 post-paid subscribers, or 11.6% of the total subscriber base and approximately 2,807,000 “cuentas claras” plan subscribers, or 22.3% of the total subscriber base. Total wireless traffic increased 16.8% during year 2008 as compared to year 2007.

During year 2007, Telecom Personal’s net sales in Argentina increased 34.7% to P$5,339 million from P$3,964 million in year 2006, mainly due to the increase in the subscribers base.

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

Net Sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$390 million in net sales during year 2008, a 9.9% decrease from the P$433 million in year 2007. The decrease in revenue was mainly due to lower traffic volumes and the effect of the international crisis which affected the exchange rates, especially in the last semester of 2008 (since they are converted from guaraníes to argentine pesos). Núcleo had approximately 1,826,000 subscribers as of December 31, 2008 (1,811,000 are wireless subscribers and 15,000 are Internet subscribers), which represents an increase of approximately 200,000 customers, or 12.3%, as compared to the level at December 31, 2007. As of December 31, 2008, Núcleo had approximately 1,647,000 prepaid subscribers, representing 90.9% of Núcleo’s total wireless subscriber base. The number of GSM subscribers was approximately 1,705,000 customers, or 94.1% of Núcleo’s total wireless subscriber base.

In 2007, Núcleo’s net sales were P$433 million, representing a 22.0% increase from the P$355 million generated in year 2006. The growth in revenue was mainly due to sales of the prepaid services. Núcleo had approximately 1,626,000 subscribers as of December 31, 2007 (1,619,000 were wireless subscribers and 7,000 were Internet subscribers), which represents an increase of approximately 462,000 customers, or 39.7%, as compared to the level at December 31, 2006. As of December 31, 2007 Núcleo had approximately 1,456,000 prepaid subscribers, representing 89.9% of the total wireless subscriber base. The number of GSM subscribers was approximately 1,414,000 customers, or 87.3% of Núcleo’s total wireless subscriber base.

General

During year 2008, total net sales from our Wireless reportable segment, consisting of service revenues and handset sales, increased 20.5% to P$6,955 million from P$5,772 million in year 2007. During year 2007, total net sales increased 33.6% to P$5,772 million from P$4,319 million in year 2006.

Revenues from our Wireless reportable segment for years 2008, 2007 and 2006 are comprised as follows:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase
Prepaid services	1,176	1,045	742	12.5	40.8
Monthly basic charges and airtime usage charges	1,455	1,244	906	17.0	37.3
Calling Party Pays	582	599	525	(2.8)	14.1
TLRD and Roaming services	1,142	915	650	24.8	40.8
Value added services	1,742	1,269	816	37.3	55.5
Other service sales	138	110	136	25.5	(19.1)
Subtotal Service Revenues	6,235	5,182	3,775	20.3	37.3
Handset sales	720	590	544	22.0	8.5
Total Wireless	6,955	5,772	4,319	20.5	33.6

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

As a result of the strong growth of the customer base, generally all types of service revenues have grown considerably during the years presented. Revenues from post-paid services (including a monthly basic charges and air time usage charges), prepaid services and Value Added Services grew by 22.9% in year 2008 compared to year 2007 (an increase of 26.0% in Argentina, partially offset by a decrease of 9.8% in Paraguay).

Service revenues were approximately 89.6% of total reportable segment net sales in 2008, 89.8% in 2007 and 87.4% in 2006, respectively.

Prepaid Services

Prepaid services sales increased 12.5% to P$1,176 million in year 2008 from P$1,045 million in year 2007. The variation was primarily due to an increase in the number of subscribers to approximately 9,950,000 as of December 31, 2008, an increase of approximately 1,432,000 customers, or 16.8%, as compared to December 31, 2007.

During year 2007, prepaid service sales increased 40.8% from P$742 million in year 2006, mainly as a result of an increase in the number of subscribers which reached approximately 8,518,000 as of December 31, 2007, an increase of approximately 1,961,000 customers, or 29.9%, as compared to December 31, 2006.

Monthly Basic Charges and Airtime Usage Charges

During year 2008, monthly basic charges and airtime usage charges increased 17.0% to P$1,455 million from P$1,244 million in year 2007. Monthly basic charges and airtime usage charges increased 37.3% in year 2007 from P$906 million in year 2006. The increase in each year was mainly due to an increase in subscriber base and an increase in the volume of total traffic.

Calling Party Pays

Sales for Calling Party Pays service decreased 2.8% to P$582 million in year 2008 from P$599 million in year 2007, and increased 14.1% in year 2007 from P$525 million in year 2006. The major decrease occurred in Paraguay, as a result of lower traffic volumes and the effects of foreign currency translation from guaraníes to Argentine pesos.  This decrease was partially offset by a slight increase in total traffic volume in Argentina.

TLRD and Roaming Services

During year 2008, TLRD and roaming services revenue was P$1,142 million, representing a 24.8% increase from P$915 million in year 2007. The change was due to a strong growth in the total customer base and to an increase in the volume of total traffic. TLRD and roaming services revenue increased 40.8% in year 2007 from P$650 million in year 2006.

Value Added Services

Value added services which include Short Message Service (SMS), Multimedia Messaging System (MMS), General Packet Radio Service (GPRS), among others, increased 37.3% to P$1,742 million in year 2008 from P$1,269 million in year 2007, and increased 55.5% in year 2007 from P$816 million in year 2006. The increase in each year was largely due to Telecom Personal’s efforts to create Value Added Services that featured technological innovation.

Other Service Sales

During year 2008, other service sales, was P$138 million representing an increase of 25.5% from P$110 million in year 2007. During year 2007, other service sales decreased 19.1% from P$136 million in year 2006.

Handset sales

Handset sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues associated with the sale of wireless handsets, and related expenses are recognized when the products are delivered and accepted by the customers, agents and other third party distributors. In an effort to attract new customers and to maintain existing customers (by upgrading their handsets), Telecom Personal, like its competitors, may offer handsets to customers, agents and other third party distributors below cost.

This subsidy decreased along all the years presented. It was approximately P$268 million or 27.1% of total cost of handsets in 2008, P$285 million or 32.6% of total cost of handsets in 2007 and P$429 million or 44.1% of total cost of handsets in 2006, respectively.

During year 2008, handset sales increased to P$720 million from P$590 million in year 2007, while during year 2007, handset sales increased to P$590 million from P$544 million in year 2006. The increase in each year was mainly due to the expansion of the subscriber base. Also, as a consequence of technological advances and the offer of state-of-the-art services, more customers renewed their mobile handsets.

Cost of Services, General and Administrative and Selling Expenses

Total costs of services, general and administrative and selling expenses in our Wireless reportable segment increased 14.1% to P$5,126 million in year 2008 from P$4,494 million in year 2007. During year 2007, these costs increased 19.8% from P$3,752 million in year 2006. In each year, costs for subscriber acquisition, roaming and TLRD, maintenance, materials and supplies, salaries and social security costs and tax expenses were the main items that contributed to year over year increases in Argentina and Paraguay.

Detailed below are the major components of the cost of services, general and administrative and selling expenses for the years ended December 31, 2008, 2007 and 2006 in the Wireless reportable segment:

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Salaries and social security	286	216	166	32.4	30.1
Taxes	602	464	364	29.7	27.5
Maintenance, materials and supplies	168	140	90	20.0	55.6
Bad debt expense	57	59	47	(3.4)	25.5
Fees for services	208	160	152	30.0	5.3

	Year Ended December 31,			% of Change
	2008	2007	2006	2008-2007	2007-2006
	(P$ millions)			Increase/(Decrease)
Advertising	251	217	155	15.7	40.0
Cost of wireless handsets	988	875	973	12.9	(10.1)
Agent’s commissions and distribution of prepaid cards commissions	726	675	527	7.6	28.1
Other commissions	108	84	71	28.6	18.3
TLRD and roaming	941	760	582	23.8	30.6
Other operating expenses	324	256	169	26.6	51.5
Subtotal costs before depreciation of fixed assets and amortization of intangible assets	4,659	3,906	3,296	19.3	18.5
Depreciation of fixed assets and amortization of intangible assets	467	588	456	(20.6)	28.9
Total wireless	5,126	4,494	3,752	14.1	19.8

Argentina
Costs before depreciation of fixed assets and amortization of intangible assets	4,404	3,647	3,091	20.8	18.0
Depreciation of fixed assets and amortization of intangible assets	375	510	383	(26.5)	33.2
Total costs in Argentina	4,779	4,157	3,474	15.0	19.7

Paraguay
Costs before depreciation of fixed assets and amortization of intangible assets	255	259	205	(1.5)	26.3
Depreciation of fixed assets and amortization of intangible assets	92	78	73	17.9	6.8
Total costs in Paraguay	347	337	278	3.0	21.2

(1) Includes maintenance, materials and supplies, bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During year 2008, salaries and social security charges increased 32.4% to P$286 million from P$216 million in year 2007. During year 2007, salaries and social security charges increased 30.1% from P$166 million in year 2006. The increase in each year was mainly due to the salary increases implemented. Similarly, labor costs increased as a result of the increase in the number of full time employees. The Wireless reportable segment had 4,109 employees as of December 31, 2008, 3,919 as of December 31, 2007, and 3,636 as of December 31, 2006, respectively.

Salaries and social security were approximately 4.1% of total segment net sales in 2008, 3.7% of total segment net sales in 2007 and 3.8% of total segment net sales in 2006, respectively.

Taxes

During year 2008, taxes increased 29.7% to P$602 million from P$464 million in year 2007. During year 2007, taxes increased 27.5% from P$364 million in year 2006. The increase in each year was attributable to the increase in total segment net sales.

Tax-related expenses were approximately 8.7% of total segment net sales for 2008, 8.0% for 2007 and 8.4% for 2006, respectively.

Maintenance, Materials and Supplies

During year 2008, maintenance, materials and supplies expenses increased 20.0% to P$168 million from P$140 million in year 2007. During year 2007, such costs increased 55.6% to P$140 million from P$90 million in year 2006. The increase in each year was mainly due to an increase in maintenance tasks of radio base systems related to the development of the GSM network and during the last year, the costs of the maintenance of BlackBerry’s equipments increased as compare to year 2007. The increase was also due to higher price of certain supplies generated by the effects of the inflation.

Costs related to maintenance, materials and supplies were approximately 2.4% of total segment net sales for 2008, 2.4% for 2007 and 2.1% for 2006, respectively.

Fees for Services

During year 2008, fees for various services such as legal, security and auditing fees and other services were P$208 million, representing an increase of 30.0% from P$160 million in year 2007. During year 2007, fees for services increased 5.3% from P$152 million in year 2006. The increase in year 2008 was a result of an increase in the rates for the principal services received for the effects of inflation and higher service costs related to call centers and the software and hardware fees.

Fees for services were approximately 3.0% of total segment net sales for 2008, 2.8% for 2007 and 3.5% for 2006, respectively.

Advertising

During year 2008, advertising expenses including media, promotional and institutional campaigns, increased by P$251 million representing an increase of 15.7% from P$217 million in year 2007. This variation was mainly due to higher media advertising expenses as a result of efforts to retain and expand the wireless customer base. During year 2007, advertising expenses increased 40.0% from P$155 million in year 2006. The increase was a result of Telecom Personal’s efforts to expand its customer base.

Advertising expenses accounted for approximately 3.6% of total segment net sales for 2008, 3.8% for 2007 and 3.6% for 2006, respectively.

Cost of Wireless Handsets

During year 2008, the cost of handsets sold increased to P$988 million from P$875 million in year 2007. The increase was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile phone sets as a result of technological advances and new service offerings. That effect was partially offset by lower subsidies offered to agents and other third party distributors. During year 2007, the cost of handset sales decreased 10.1% from P$973 million in year 2006. The decrease was mainly due to lower subsidies offered to customers, agents and other third party distributors.

Costs of handsets sold accounted for approximately 14.2% of total segment net sales for 2008, 15.2% for 2007 and 22.5% for 2006, respectively.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

During year 2008, agent’s commissions and commissions for the distribution of prepaid cards increased to P$726 million from P$675 million in year 2007, representing an increase of 7.6%. During year 2007, agent’s commissions and commissions for the distribution of prepaid cards increased 28.1% from P$527 million in year 2006. The increase in agent’s commissions and commissions for the distribution of prepaid cards in each year was mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

Agent’s commissions and commissions for the distribution of prepaid cards accounted for approximately 10.4% of total segment net sales for 2008, 11.7% for 2007 and 12.2% for 2006, respectively.

Other Commissions

During year 2008, other commissions, such as the commission paid for the invoice and collection process, increased 28.6% to P$108 million from P$84 million in year 2007. During year 2007, other commissions increased 18.3% from P$71 million in year 2006. The increases were mainly due to the increase in the subscriber base.

Other commissions accounted for approximately 1.6% of total segment net sales for 2008, 1.5% for 2007 and 1.6% for 2006, respectively.

TLRD and roaming

During year 2008, costs of TLRD and roaming increased 23.8% to P$941 million from P$760 million in year 2007. During year 2007, costs of TLRD and roaming increased 30.6% from P$582 million in year 2006. The increases were due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Costs of TLRD and roaming accounted for approximately 13.5% of total segment net sales for 2008, 13.2% for 2007 and 13.5% for 2006, respectively.

Other Operating Expenses

Other operating expenses increased 26.6% to approximately P$324 million in year 2008 from P$256 million in year 2007. During year 2007, other operating expenses increased 51.5% from P$169 million in year 2006. The increases were mainly due to increased costs related to growth in the following categories of expenses and due to higher costs because of the effects of inflation:

•      Value Added Services provided by third parties to Telecom Personal’s clients increased 56.9% to approximately P$91 million in year 2008 from P$58 million in year 2007. During year 2007, costs of Value Added Services increased 56.8% from P$37 million;

•      Use of public network increased 22.6% to approximately P$38 million in year 2008 from P$31 million in year 2007. During year 2007, use of public network increased 63.2% from P$19 million in year 2006. The increases were mainly due to an increase in total volume of traffic;

•      Transportation and freight, including the distribution of wireless handsets and prepaid cards, increased 15.6% to approximately P$74 million in year 2008 from P$64 million in year 2007. During year 2007, such costs increased 93.9% from P$33 million in year 2006. The increases were mainly due to the higher costs related to the distribution of inventories and to the increase in traveling expenses.

•      Cell sites rental in Argentina increased 28.6% to approximately P$36 million in year 2008 from P$28 million in year 2007. During year 2007, cell sites rental increased 21.7% from P$23 million in year 2006. The increases were mainly due to the deployment of the GSM network; and

•      Rental expense in Argentina increased 40.0% to approximately P$35 million in year 2008 from P$25 million in year 2007. During year 2007, rental expense increased 56.3% from P$16 million in year 2006. The increases were mainly due to new commercial offices opened in order to improve customer care and expand the customer base.

Other operating expenses accounted for approximately 4.7% of total segment net sales for 2008, 4.4% for 2007 and 3.9% for 2006, respectively.

Depreciation of Fixed Assets and Amortization of Intangible Assets

During year 2008 depreciation of fixed assets and amortization of intangible assets decreased 20.6% to P$467 million from P$588 million in year 2007. The decrease was mainly as a consequence of the end of amortization period for certain assets (among others, TDMA network equipment as a result of the migration to GSM technology). Additionally, during 2007, Telecom Personal changed the useful life of certain fixed assets resulting in a P$5 million decrease in depreciation expense as compared to year 2006.

Depreciation of fixed assets and amortization of intangible assets expenses accounted for approximately 6.7% of total segment net sales in 2008, 10.2% in 2007 and 10.6% in 2006, respectively.

Operating Income

In year 2008, our operating income from the Wireless reportable segment was P$1,829 million, representing an increase of 43.1% from P$1,278 million in year 2007. The increase was mainly due to growth in service revenues partially offset by increases in costs, such as salaries and social security, taxes, advertising, maintenance, materials and supplies costs, fees for services, costs for subscriber acquisition, other operating expenses, and increases in the cost of providing roaming and TLRD services.

The following table shows our operating income from the Wireless reportable segment in years 2008 and 2007, the percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2008	2007	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	3,308	2,825	17.1	483	533	(50)
As % of net sales	47.6%	48.9%		(1.3)%
SAC (non-GAAP)(2)	(1,012)	(959)	5.5	(53)	(64)	11
As % of net sales	(14.6)%	(16.6)%		2.0%
Operating income before depreciation of fixed assets and amortization of intangible assets	2,296	1,866	23.0	430	469	(39)
As % of net sales	33.0%	32.3%		0.7%
Depreciation of fixed assets and amortization of intangible assets	(467)	(588)	(20.6)	121	135	(14)
As % of net sales	(6.7)%	(10.2)%		3.5%
Operating income	1,829	1,278	43.1	551	604	(53)
As % of net sales	26.3%	22.1%		4.2%

(1)   Operating income before SAC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US

GAAP. This measure may not be calculated in the same manner as similarly titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and depreciation and amortization provides information about the operational performance excluding the effect of significant “one time” commercial costs (Subscriber Acquisition Costs, or “SAC”) and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business. See Note 13 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC charges, each as shown in the table above.

(2)          The components of wireless SAC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2008	2007	Total Change		Argentina	Paraguay
	(P$ millions)%			(P$ millions)
Handset net sales	720	590	22.0	130	129	1
Cost of handsets	(988)	(875)	12.9	(113)	(111)	(2)
Gross loss on handset sales	(268)	(285)	(6.0)	17	18	(1)
Advertising	(251)	(217)	15.7	(34)	(29)	(5)
Agent’s commissions	(493)	(457)	7.9	(36)	(53)	17
Total SAC	(1,012)	(959)	5.5	(53)	(64)	11

In year 2008, our operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$3,308 million representing an increase of 17.1% from P$2,825 million in year 2007. It represents 47.6% of total segment net sales in year 2008, and 48.9% of total segment net sales in year 2007. The increase was mainly due to a 20.3% increase in service revenues, partially offset by a higher level of operating costs, including a 32.4% increase in salaries and social security costs, a 20.0% increase in maintenance, materials and supplies, a 29.7% increase in taxes, a 23.8% increase in cost of TLRD and roaming, a 30.0% increase in fees for services and a 26.6% increase in other operating expenses.

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

	Year Ended December 31,				Change by geographic area
	2007	2006	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Operating income before SAC and depreciation of fixed assets and amortization of intangible assets (non-GAAP) (1)	2,825	1,959	44.2	866	828	38
As % of net sales	48.9%	45.4%		3.5%
SAC (non-GAAP) (2)	(959)	(936)	2.5	(23)	(9)	(14)
As % of net sales	(16.6)%	(21.7)%		5.1%
Operating income before depreciation of fixed assets and amortization of intangible assets	1,866	1,023	82.4	843	819	24
As % of net sales	32.3%	23.7%		8.6%

	Year Ended December 31,				Change by geographic area
	2007	2006	Total Change		Argentina	Paraguay
	(P$ millions / %)%			(P$ millions)
Depreciation of fixed assets and amortization of intangible assets	(588)	(456)	28.9	(132)	(127)	(5)
As % of net sales	(10.2)%	(10.6)%		0.4%
Operating income	1,278	567	125.4	711	692	19
As % of net sales	22.1%	13.1%		9.0%

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

In year 2007, our operating income before SAC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$2,825 million representing an increase of 44.2% from P$1,959 million in year 2006. It represents 48.9% and 45.4% of total segment net sales in year 2007 and 2006, respectively. The increase was mainly due to a 37.3% increase in service revenues, partially offset by a higher level of operating costs including a 40.0% increase in advertising, a 55.6% increase in maintenance, materials and supplies, a 30.1% increase in salaries and social security costs, a 27.5% increase in taxes and a 30.6% increase in cost of TLRD and roaming.

Financial Results, Net

During year 2008, the Wireless reportable segment recorded a net financial loss of P$99 million compared to a net financial loss of P$179 million in year 2007. The decrease in net financial loss can be mainly attributed to P$61 million in lower holding losses on inventories and a P$30 million reduction in interest expenses, partially offset by a P$20 million higher losses in net currency exchange differences.

During year 2007, the Wireless reportable segment recorded a net financial loss of P$179 million compared to a net financial loss of P$109 million in year 2006.  The difference can be mainly attributed to P$54 million in higher holding losses on inventories, P$39 million in net currency exchange differences, partially offset by P$16 million related to interest expense, among other reductions in expenses.

Other, Net

Other, net includes gain on equity investees, minority interest and other expenses, net.

Other Expenses, Net

Other expenses, net include severance payments for termination benefits, provisions for lawsuits and other contingencies and income from sales of fixed assets. During year 2008, other expenses, net increased by 51.4% to P$56 million from P$37 million in year 2007. The increase was mainly due to higher provisions for lawsuits and other contingencies in the amount of P$17 million and increases in the allowance for obsolescence of materials, and other assets totaling P$7 million.

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

Income Tax

Income tax includes three elements: (i) the current tax for the year payable according to fiscal legislation applicable to Telecom Personal and Núcleo; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

In 2007, Telecom Personal generated enough profit to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which was offset against a tax credit for minimum presumed income and other withholdings. In fiscal year 2008, tax profits generated gave rise to tax liabilities. This tax liability will be offset against a tax credit for minimum presumed income and other withholdings. In the years under review, Núcleo reported a tax profit and the charge was increased by the overcharge originated from the payment of dividends to shareholders. The total current tax expense in the Wireless reportable segment amounted to P$397 million in 2008 compared to P$133 million in 2007.

As regards the deferred tax, in 2008 a benefit was generated as a result of the reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher credit on the deduction of bad debts and lawsuits and other contingencies. The total deferred tax benefit in the Wireless reportable segment was P$5 million compared to P$88 million expense in 2007.

Additionally, Telecom Personal established a P$11 million valuation allowance during 2007 for certain deferred tax assets.

During year 2007, the Wireless reportable segment recorded income tax expense of P$133 million and a deferred income tax expense of P$88 million. During year 2006, the Wireless reportable segment recorded income tax expense of P$8 million and a deferred income tax of P$3 million.

Net Income

During year 2008, our Wireless reportable segment reported net income of P$1,270 million as compared to P$807 million during year 2007. During year 2007, net income increased to P$807 million from P$384 million in year 2006. The increase in net income in each year was mainly due to higher operating income in the year offset by higher financial loss and income tax expense, as explained above.

Foreign Currency Fluctuations

Exchange Rate Exposure

We estimate, based on the composition of our balance sheet as of December 31, 2008, that each P$0.10 variation in the exchange rate against the U.S. dollar and proportional variations for the euro, yen and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately P$48 million of our consolidated financial indebtedness and approximately P$24 million of our consolidated financial investment. These analyses are based on the assumption that this fluctuation of the Argentine peso occurred at the same time against all other currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of US GAAP would have affected the determination of amounts shown as net income for the years ended December 31, 2008, 2007 and 2006 and the amount of total shareholders’ equity as of December 31, 2008, 2007 and 2006. For more details see Note 15 to the Consolidated Financial Statements.

As of and for the year ended December 31, 2008, the principal differences between Argentine GAAP and US GAAP are the following:

•                  the accounting for capitalization of foreign currency exchange differences;

•                  fair value option for Notes of Telecom Argentina;

•                  other adjustments such as inventories, present-value accounting and fixed assets held for sale; and

•                  the tax effects on US GAAP adjustments described above.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 15 to our Consolidated Financial Statements.

Net income under Argentine GAAP for the years ended December 31, 2008 and 2007 was P$961 million and P$884 million, respectively, as compared to a net income of P$1,109 million and P$1,148 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2008 was P$4,020 million, as compared to a shareholders’ equity of P$4,133 million under US GAAP.

Additionally, net income under Argentine GAAP for the years ended December 31, 2007 and 2006 was P$884 million and P$244 million, respectively, as compared to a net income of P$1,148 million and P$572 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2007 was P$3,030 million as compared to a shareholder’s equity of P$2,538 million under US GAAP.

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

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” (“SFAS No.160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company’s shareholders and the interests of the noncontrolling shareholders of a subsidiary. SFAS No.160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. As a result of the adoption of SFAS No.160, since January 1, 2009, a reconciling item for noncontrolling interest is included in total equity and net income under US GAAP.

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS No.157-4, “Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.” This FSP provides additional guidance for estimating fair value in accordance with SFAS No.157, when the volume and level of activity for assets or liabilities have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP SFAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of FSP SFAS No.157-4 will have on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP SFAS No. 115-2 and No. 124-2, “Recognition and presentation of other-than-temporary impairments” (“FSP SFAS No. 115-2 and No. 124-2”). This FSP amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities in the financial statements. FSP SFAS No. 115-2 and No. 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of FSP SFAS No. 115-2 and No. 124-2 will have on the Company’s financial position and results of operations.

In April 2009, the FASB issued FSP SFAS No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP SFAS No. 107-1 and APB No. 28-1”). This FSP amends SFAS No. 107 “Disclosures about fair value of financial instruments,” requiring disclosures about fair value of financial instruments for interim reporting periods of public companies as well as in annual financial statements. The FSP also amends APB Opinion No. 28 “Interim Financial Reporting,” requiring those disclosures in summarized financial information at interim reporting periods. FSP SFAS No. 107-1 and APB No. 28-1 is effective for interim reporting periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of SFAS No. 107-1 and APB No. 28-1 will have on the Company’s financial position and results of operations.

In May 2009, the FASB issued SFAS No.165 “Subsequent Events” (“SFAS No.165”). The objective of the SFAS No. 165 is to establish principles and requirements for subsequent events. This statement shall be applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles under US GAAP. SFAS No.165 is effective for interim or annual financial periods ending after June 15, 2009. The Company is currently analyzing the impact that the adoption of SFAS No.165 will have on the Company’s financial position, results of operations or disclosure.

In June 2009, the FASB issued SFAS No.166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No.140” (“SFAS No.166”). The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS No.166 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently analyzing the impact that the adoption of SFAS No.166 will have on the Company’s financial position and results of operations.

In June 2009, the FASB issued SFAS No.167 “Amendments to FASB Interpretation No. 46(R)” (“SFAS No.167”). The objective of this Statement is to amend certain requirements of FASB Interpretation No. 46, to improve financial reporting by enterprises involved with variable interest entities, and to provide more relevant and reliable information to users of financial statements. SFAS No.167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently analyzing the impact that the adoption of SFAS No.167 will have on the Company’s financial position and results of operations.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, our sources of liquidity have been cash flow from operations and short and long-term borrowings. However, our limited financing alternatives were curtailed after December 2001 when the Argentine Government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001, our ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine Government’s imposition of transfer restrictions on payments of foreign financial obligations.

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

As discussed below under “—Debt Obligations and Debt Service Requirements,” Telecom Argentina completed its debt restructuring on August 31, 2005, and its subsidiaries, Telecom Personal and Núcleo completed debt restructurings in November 2004. Subsequently, Telecom Personal and Núcleo refinanced their financial indebtedness in December 2005 and March 2006, respectively, in order to secure more favorable terms.  Since completing its debt restructuring, the Company has significantly reduced its consolidated financial indebtedness by applying cash generated from operations to make mandatory and voluntary principal prepayments on its outstanding indebtedness.

The terms of the notes issued by Telecom Argentina pursuant to its APE and the terms of Telecom Personal’s outstanding indebtedness contain restrictive covenants that, among other things, limit the ability of Telecom Argentina and its subsidiaries to incur additional indebtedness.  Additionally, the terms of the notes issued by Telecom Argentina pursuant to the APE include restrictions on Telecom Argentina’s ability to make loans to or investments in Telecom Personal. Each of Telecom Argentina, Telecom Personal and Núcleo expects to satisfy its debt service commitments and other liquidity needs using cash flow from its stand-alone operations.  A substantial portion of Telecom Argentina’s obligations has been prepaid.

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations (excluding the operations of Telecom Personal and its subsidiaries) and the dividends that Telecom Personal could pay in such term. For information on the dividend paid by Telecom Personal during 2009, see “Item 4—Information on the Company—Introduction—Recent Developments.” Telecom Argentina’s principal uses of operating cash flows are expected to be debt service requirements on the notes, including scheduled debt service and prepayments and capital expenditures, to the extent permitted by the terms of the notes. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk” for more detailed information on expected prepayments.

We expect that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations and the dividends that Núcleo could pay in such term. For information on the dividend paid by Núcleo in April 2009, see “Item 4—Information on the Company—Introduction—Recent Developments.” Telecom Personal’s principal uses of operating cash flows are expected to be debt service requirements, capital expenditures and dividend payments to Telecom Argentina.

As of December 31, 2008, we had approximately P$902 million in cash and cash equivalents. As of December 31, 2007 and 2006, cash and cash equivalents amounted to P$458 million and P$661 million, respectively.

During year 2008, our consolidated net cash flow from operating activities was approximately P$3,319 million, our consolidated net cash flow used in investing activities was approximately P$1,317 million and our consolidated net cash flow used in financial activities was approximately P$1,558 million. During year 2007, our consolidated net cash flow from operating activities was approximately P$2,946 million, our consolidated net cash flow used in investing activities was approximately P$1,573 million and our consolidated cash flow used in financial activities was approximately P$1,576 million. During year 2006, our consolidated net cash flow from operating activities was approximately P$2,360 million, our consolidated net cash flow used in investing activities was approximately P$804 million and our consolidated cash flow used in financial activities was approximately P$1,495 million.

Voice, Data and Internet reportable segment. As of December 31, 2008, the Voice, Data and Internet reportable segment had approximately P$45 million in cash and cash equivalents.

During year 2008, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,781 million, its net cash flow used in investing activities was approximately P$577 million and P$1,306 million net cash flow was used in financial activities. During year 2007, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,738 million, its net cash flow used in investing activities was approximately P$929 million and P$1,071 million of net cash flow was used in financial activities. During year 2006, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,606 million, its net cash flow used in investing activities was approximately P$373 million and P$1,267 million of net cash flow was used in financial activities.

The operating activities of the Voice, Data and Internet reportable segment generated approximately P$43 million more in net cash flow for 2008 compared to 2007 mainly due to higher collection of receivables resulting from increased net sales. Net cash flow used in investing activities decreased from P$929 million in 2007 to P$577 million in 2008 primarily due to a reduction in investments not considered as cash and cash equivalents partially offset by an increase in acquisitions of fixed assets and intangible assets and the acquisition of Cubecorp.  During 2008, net cash flow used in financing activities increased by P$235 million as compared to 2007 due to the higher payment of debt partially offset by lower payment of interest expenses.

Wireless reportable segment. As of December 31, 2008, the Wireless reportable segment had approximately P$857 million in cash and cash equivalents.

During year 2008, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,538 million, net cash flow used in investing activities was approximately P$740 million and net cash flow used in financing activities was P$252 million. During year 2007, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,208 million, net cash flow used in investing activities was approximately P$644 million and net cash flow used in financing was P$505 million. During year 2006, the Wireless reportable segment’s net cash flow from operating activities was approximately P$754 million, its net cash flow used in investing activities was approximately P$431 million and its net cash flow used in financing activities was approximately P$228 million.

During year 2008, net cash inflow from operating activities increased by P$330 million from year 2007. The increase was mainly due to the higher cash collections of receivables resulting from increased net sales. Net cash flow used in investing activities increased by P$96 million from year 2007. The increase was mainly due to higher payments for the acquisition of fixed assets and intangible assets in 2008 compared to 2007. During 2008, net cash flow used in financing activities decreased by P$253 million as compared to 2007 due to Telecom Personal’s lower debt payment.

Debt Obligations and Debt Service Requirements

Telecom Argentina

Series A and B Notes Issued Pursuant to the APE. In 2005, Telecom Argentina completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making cash interest payments.  In connection with its restructuring, Telecom Argentina issued Series A notes denominated in pesos, dollars, euro and yen having an original aggregate principal amount equivalent to P$2,576 million (US$885 million), and issued US$999 million of Series B Notes.

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

After giving effect to the prepayments of principal as of the date of this Annual Report, Telecom Argentina has cancelled all scheduled amortizations of the Series A notes payable through October 2011 and 48.75% of the scheduled principal amortization payments of the Series A notes due in April 2012 and has prepaid all of the Series B notes.  As of the date of this Annual Report, 37.679% of the original principal amount of Series A notes remain outstanding.

As of December 31, 2008, Telecom Argentina had approximately P$1,272 million (equivalent to US$368 million) of indebtedness on a stand-alone basis (excluding effect on discounting of debt).

Mandatory and Optional Prepayments on the Notes. The notes may be prepaid by Telecom Argentina at any time by means of Note Payments (which are applied to prepay remaining installments of the notes in direct order of maturity); Optional Redemptions (which are applied pro rata) or market purchases (only below par value).  Telecom Argentina provides no assurance regarding the amount, timing or mechanism for any prepayment or redemption of the notes.

The notes include a mandatory prepayment provision pursuant to which if Telecom Argentina generates “excess cash” (as defined in the notes), then Telecom Argentina will be required to use such excess cash for specified purposes, including certain mandatory prepayments of the notes. Excess cash shall be measured semi-annually based on the Consolidated Financial Statements of the Company (excluding Telecom Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortizations payments immediately subsequent to each June 30 or December 31, respectively.

In 2008, Telecom Argentina made mandatory and voluntary principal prepayments amounting to P$822 million and P$253 million on April 15, 2008 and October 15, 2008, respectively. Such payments were applied as Note payments which prepaid the scheduled principal amortization payments on the notes through October 2011.

The excess cash determined for the period ended as of December 31, 2008 was equal to P$109 million, which was paid on April 15, 2009. Such payment was applied as note payment which prepaid the 48.75% of the principal amortization scheduled to be paid on April 15, 2012. Consequently, the percentage of the original principal amount of the notes remaining outstanding as of the date of this Annual Report is 37.679% for the Series A notes while Series B notes have been completely cancelled.

In addition, in 2008 and in April 2009, Telecom Argentina purchased 79 million euro and 18.5 million euro of aggregate principal amount of Series A notes in market purchase transactions, respectively.  These were subsequently cancelled according to the terms and conditions of the respective Indenture.

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

Exemption from Withholding Tax

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

Swaps

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuating with respect to the U.S. dollar. The hedge contracts did not include any requirement to post collateral. These swap agreements expired in October 2008, generating a net inflow of funds of approximately P$170 million during year 2008.  See Note 4.t) to our Consolidated Financial Statements for a more detailed discussion of our swap agreements.

Considering that the Company’s cash flow generation is in Argentine pesos and the terms of the swap did not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (loss) on derivatives.”

Non-Deliverable Forward (“NDF”) Contracts to Purchase US Dollars at Fixed Rates

During the last quarter of 2008, Telecom Argentina entered into several contracts to purchase a total amount of US$ 108.5 million for a fixed forward average price of 3.49 P$/US dollar maturing April 2009 in order to hedge its exposure to foreign currency fluctuations with respect to its Notes denominated in foreign currencies.

In January 2009, Telecom Argentina entered into two derivative contracts (a Euro “Zero Cost Collar” and a yen NDF, both maturing in April 2009) to supplement the contracts mentioned above and to hedge its exposure to foreign currency fluctuations with respect to the Euro and Japanese yen-denominated Notes. The terms of the contracts are related to: i) the purchase of a “Call Option” for an amount of € 80.3 million and the sell of a “Put Option” for an equal amount, with a strike price of 1.36 US$/€ and 1.2795 US$/€, respectively; and ii) the purchase of a total amount of Japanese yen 5,120 million for a fixed forward price of 88.88 Yen/US$. These contracts have expired without the abovementioned options being exercised.

During 2009, Telecom Argentina and Telecom Personal entered into several NDF contracts under Argentine legislation to purchase US Dollars at fixed rate in order to hedge its exposure to foreign currency fluctuations with respect to its Notes denominated in foreign currency.  These contracts mature in October 2009 and December 2009, respectively.

Considering that Telecom Argentina and Telecom Personal generate cash flows primarily in Argentine pesos and the terms of the NDF do not perfectly match the terms of the foreign currency denominated obligations (due to the existence of the prepaid terms in the case of Telecom Argentina), these hedges were regarded as ineffective.

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

During 2008 Telecom Personal paid the last two installments of its Series 2 notes. As of December 31, 2008, Telecom Personal’s stand-alone financial indebtedness comprised approximately US$200 million aggregate principal amount of Series 3 Medium Term Notes due in 2010. The Series 3 notes are issued in dollars, bear interest at 9.25% and pay interest semi-annually. In 2008 and in the first quarter of 2009, Telecom Personal purchased, respectively, US$40 million and US$9 million aggregate principal amount of Series 3 notes in market purchase transactions, which were subsequently cancelled according to the terms and conditions of the respective Indenture.

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

Núcleo. As of December 31, 2008, Núcleo’s outstanding debt amounted to US$26 million.  Additional information is given in Note 8.3.b to our Consolidated Financial Statements.

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

The notes issued pursuant to the APE limit Telecom Argentina’s ability and the ability of Telecom Argentina’s restricted subsidiaries (including Telecom Personal) to incur indebtedness, except for certain permitted indebtedness, unless the ratio of Telecom Argentina’s outstanding indebtedness to EBITDA (as defined in the Indenture governing the notes), or “leverage ratio,” is 2.75 to 1 (or upon the occurrence of certain events, 2.25 to 1) or less. As of the date of this Annual Report, Telecom Argentina satisfies this ratio.

Telecom Personal’s notes limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of outstanding indebtedness to consolidated EBITDA (as defined in the notes), or “indebtedness ratio” of 3.25 to 1 or less, if such indebtedness is incurred prior to December 31, 2006 or 3.00 to 1 or less, if such indebtedness is incurred thereafter. As of December 31, 2008, Telecom Personal was qualified to incur additional indebtedness under these ratios.

In addition, the terms and conditions of Nortel’s Class A and Class B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s Class A and Class B Preferred Shares) to

shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Class A and Class B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel.  Telecom Argentina’s ratio of total liabilities to shareholder’s equity had exceeded this amount since March 2002, giving Nortel preferred shareholders such voting rights. After the approval of Telecom Argentina’s unconsolidated financial statements as of December 31, 2006, the total liabilities to shareholders’ equity ratio reflected on these financial statements no longer exceeded 1.75 to 1.  Accordingly, the above-mentioned voting rights held by Nortel’s Class B preferred shareholders ceased.

We expect that our cash flow from operations will be sufficient to enable Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. As of the date of this Annual Report, Telecom Argentina has prepaid all scheduled amortizations of the Series A notes payable through October 2011 and 48.75% of the scheduled principal amortization payments due in April 2012 and all the scheduled amortizations of the Series B Notes. Accordingly, its debt service obligations in the near to medium term relate principally to interest payment obligations.

We also expect that Telecom Personal’s cash flow from operations will be sufficient to enable Telecom Personal to satisfy its ongoing debt service commitments and other cash requirements in the near to medium term.  However, Telecom Personal may use short-term funding to cover occasional negative operational cash flows.

Our ability to generate sufficient cash from our operations to satisfy our debt service obligations and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars; rates of inflation; the achievement of ultimate tariff adjustments for basic charges, measured service charges and other rates for our services relative to inflation and growth in Argentine real gross domestic product. These factors are not within our control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those describe in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

As of December 31, 2008, and for the first time since fiscal year 2002, the Company reported positive retained earnings amounting to P$253 million. Before the Company may pay any dividend it must first rebuild the legal reserve which was absorbed on April 27, 2006 (P$277 million). Consequently, Telecom Argentina does not expect to pay dividends in 2009.

As of December 31, 2008, Telecom Argentina and its consolidated subsidiaries had approximately P$902 million in cash and cash equivalents. Of this amount, approximately P$348 million of cash and cash equivalents are held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$24 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified in “Other Receivables” on our balance sheet.

Capital Expenditures

We estimate that our capital expenditures for the 2009 fiscal year will be approximately P$1.6 - P$1.7 billion. Of this amount, we expect that Telecom Argentina will invest primarily to sustain the growth in broadband services, to continue developing the NGN, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and special effort will be made to extend 3G technology coverage and bandwidth for mobile data transmission. See “Item 3—Key Information—Risk Factors—We operate in a competitive environment which may result in a reduction of our market share in the future.” We expect that, so long as the notes limit the amount of Telecom Argentina’s capital expenditures, Telecom Argentina will invest close to the maximum amount permitted under the terms of the notes. We expect to finance our capital expenditures through cash generated through operations; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials has increased in peso terms (as a result of the decline in the peso/US dollar exchange rate).

Related Party Transactions

During year 2008, we have entered into certain transactions with our indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates ranged from 2% to 6.5% for the years ended December 31, 2008, 2007 and 2006.

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

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid. Additionally, when dividends are being paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts which are paid to such shareholders. As per Argentine tax law, income tax paid abroad is recognized as tax credit.

Net losses can generally be carried forward and applied against future taxable income for 5 years.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of our outstanding loans, we are required to reimburse our foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lenders are banks or financial entities located in jurisdictions that are neither tax-free nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Furthermore, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. If the Lender did not meet the aforementioned requirements, the withholding rate would be 35% (53.8462% with gross up).  Interest payments on notes (obligaciones negociables) that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2006, 2007 and 2008, Telecom’s deduction of interest expenses was not limited because Telecom was able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for years 2006 and 2007 for Telecom Argentina and for year 2006 for Telecom Personal.

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

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts opened in Argentine financial entities and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate in effect since August 1, 2001 has been 0.6% of the transaction volume.

During years 2008, 2007 and 2006, we charged to our income statement P$88 million, P$73 million and P$58 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized us to increase the Basic telephone services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for the Company for P$ 23 million which was recorded under “Other receivables” during year 2007. That receivable can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory Framework—Rate Regulation—Tax on deposit to and withdrawals from bank accounts (“IDC”).”

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be computed as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law No. 25,585, as amended by Law No. 26,317, imposes a tax on shares of stock corporations, such as Telecom Argentina’s ADSs and the Class A, B and C Shares. See “Item 10—Additional information—Taxation—Argentine Taxes—Tax on Personal Property.”

The tax rate applied is 0.50%. This tax is computed based on the value of the shareholders’ equity as stated on the most recent annual balance sheet of Telecom Argentina. Although Telecom Argentina is required to pay this tax on behalf of the holders of its ADSs, Class A, B and C Shares, it has the right to obtain reimbursement of the amounts paid from its shareholders, even if this requires holding and/or foreclosing the property on which the tax is due. As a result, until shareholders reimburse Telecom Argentina for the amounts paid on their behalf, the payment of this tax constitutes a receivable for Telecom Argentina.

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2008, was approximately P$17 million and an allowance was recorded for such amount.

Other Taxes and Levies

We are subject to a levy of 0.5% of our monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in our consolidated income statement within “other operating and maintenance expenses.”

Law No. 25,239 imposes a tax on Telecom Personal of 4% (tax on wireless and satellite services) of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%.

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

See “Item 4—Information on the Company—Regulatory Framework—Decree No. 764/00.”

Research and Development, Patents and Licenses, etc.

None.

Trend Information

As a result of the international financial crisis that unfolded in the second half of 2008 and deepened during the beginning of 2009, global economic conditions remain subject to uncertainty.  In this environment, it is particularly difficult to predict consumer demand and other related matters and therefore, it is probable that our actual results could differ materially from current expectations. The information set forth below includes statements that are “forward-looking statements” subject to risks and uncertainties. See “Forward-Looking Statements.” Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Item 3—Key Information—Risk Factors.”

Our objective for 2009 is to reinforce the results achieved in 2008, following the strategy of increasing our customer base as well as our revenues in every business segment.

Growth in fixed line telephony is estimated to continue in line with the recent years’ trend as the market has already reached maturity. The expansion of the broadband business is expected to be the main driver for growth in the Voice, Data and Internet business, given that the Arnet brand has been positioned to capture market opportunities in both the individual customer segment and the corporate segment, including small, medium and large accounts.  We believe that the combined offer of fixed, mobile and data services, together with the increased strength of our data center capabilities resulting from the acquisition of Cubecorp, will allow the Telecom Group to be in a more competitive position and to be selected by customers as a strategic supplier of telecommunications and related services.

In the Voice, Data and Internet business, pending regulatory issues require resolution in order to improve our profitability and allow us to continue investing in technological innovations necessary for the development of the telecommunications infrastructure in Argentina.  The commitments included in the Letter of Understanding signed with the Argentine Government in March 6, 2006 and necessary tariff modifications for regulated services are still pending.  Telecom Argentina will continue paying special attention to its costs, which increased during fiscal year 2008 due to the effects of inflation, and resulted in a deterioration of profitability margins.

Another pending issue in the agenda of the Regulatory Authority is the implementation of the Universal Service Fund, which is designed to compensate incumbent operators for loss-incurring services rendered since 2001.  The implementation of the Universal Service Fund is expected to allow access to basic services of low income segments and to areas not yet covered by telecommunications services.

In 2009, we expect that the wireless business will continue to expand its subscriber base, albeit at a more moderate pace as compared to that of recent years. Nonetheless, the Company’s positioning of the wireless business in Argentina favors its expectation of growth in market share, both in terms of customers and revenues.  We plan to continue our strategy of acquiring high value customers and stimulating consumption through the launch of new services and products, in order to retain existing customer loyalty and strengthen the Telecom Personal brand among providers in the Argentine cellular industry. One of the most important drivers of growth will continue to be the expansion of value added services (which represented approximately 30% of Telecom Personal’s Services Sales in 2008). It is also expected that the offer of mobile Internet, launched under the umbrella of Telecom Group brand Arnet, will strengthen the growth of these services and will be supported by the deployment of third generation network that will allow higher speeds in data transmission and an increase in the number of locations where the service is available.

In order to provide our customers with newer and better services, during the next fiscal year the Telecom Group will continue with its investment plans. We estimate that these investment plans will require expenditures in an amount equivalent to 14% of consolidated net sales.  Telecom Argentina will invest to sustain the growth in broadband services, to continue developing the NGN, to supply mobile operators with the necessary infrastructure and to continue updating commercial and support systems. The expansion of Telecom Personal’s network infrastructure will continue, and a special effort will be made to extend 3G technology coverage and bandwidth for mobile data transmission.

The international financial crisis that unfolded in the second half of 2008 and deepened at the beginning of 2009 represents a significant challenge to the Telecom Group and the rest of the companies in Argentina.  Our main question is to determine to what extent this global phenomenon will affect the Argentine economy, and in particular the financial condition of our customers.

Given our experience with consumer patterns shown in recent economic crises, we to expect that this downturn will not have a substantial impact on the Telecom Group. We also believe that the risk of uncollectible receivables is limited by the diversification in our portfolio of customers and the effect of revenues generated by pre-paid customers in the wireless segment.

The Telecom Group is in a strong financial position since we believe that there are no financial commitments during the next fiscal year which cannot be satisfied with cash flow generated by internal operations. The financial indicators have improved during fiscal year 2008 and it is estimated that they will continue to improve during the following fiscal year.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2008 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine pesos)
Debt obligations (1)(2)	1,472	754	—	—	2,226
Capital lease obligations	9	—	—	—	9
Operating lease obligations	100	107	9	—	216
Purchase obligations	757	35	12	72	876
Other long-term liabilities (3)	47	88	43	89	267
Total	2,385	984	64	161	3,594

(1)          The schedule of debt obligations (including P$181 million of future interest) set forth above is based on the expected amortization schedule of the relevant debt instruments as of December 31, 2008 and takes into account the mandatory and optional prepayment provisions. In April 2009, Telecom Argentina made principal prepayment on the Notes corresponding to the “excess cash” determined for the period ended December 31, 2008. After giving effect to this prepayment, the Company has cancelled all scheduled amortizations of the Series A notes payable through October 2011 and 48.75% of scheduled principal amortization payments due April 2012.

(2)          Does not include effect of discounting.

(3)          Includes special termination benefits, retirement benefits, asset retirement obligations, court fees and other long-term payables.

Off-Balance Sheet Arrangements

None.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual report, for forward-looking statement safe harbor provisions.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of the Telecom Group is vested in the Board of Directors. Telecom Argentina’s bylaws provide for a Board of Directors consisting of no fewer than three and no more than nine directors and up to the same or a lower number of alternate directors. Telecom Argentina currently has six directors and six alternate directors. Three of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Two of the directors and one of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws the Board of Directors has all of the required authority to administer the corporation, including those for which the law requires special powers. The Board operates with a quorum of the absolute majority of its members and resolves issues by simple majority of votes present. Since the statutory reform approved by the shareholders’ meeting of February 18, 2004, the Chairman has a double vote in the case of a tie. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, Nortel, Sofora, the Telecom Italia Group or the W de Argentina—Inversiones. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve renewable one-fiscal-year terms.

Because a majority of shares are owned by Nortel, Nortel as a practical matter may have the ability to elect the majority of directors and alternate directors. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

Since Telecom Argentina’s annual shareholders’ meeting called for April 28, 2009 has been provisionally suspended and directors and alternate directors are appointed at the annual shareholders’ meeting, there have been no changes to the directors or alternate directors of Telecom Argentina. Therefore, directors and alternate directors appointed at the annual shareholders’ meeting held on April 29, 2008 remain in their positions as of the date of this Annual Report.  Regarding legal and administrative proceedings that affect shareholders’ meetings, meetings of the Board of Directors of Telecom Argentina, as well as other corporate governance matters, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09.”

The following table lists the directors and alternate directors of Telecom Argentina as of December 31, 2008.

Name	Position	Date Director became a Member of the Board
Enrique Garrido	Chairman of the Board of Directors	April 27, 2007
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Jorge Luis Pérez Alati	Director	August 5, 2008*
Domingo Jorge Messuti	Director	April 29, 2008
Esteban Gabriel Macek	Director	April 27, 2007
Jorge Alberto Firpo	Director	August 10, 2005
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Adrián Werthein	Alternate Director	December 19, 2003
Gustavo Enrique Garrido	Alternate Director	April 27, 2007
Francesco Armato	Alternate Director	August 5, 2008**
Esteban Pedro Villar	Alternate Director	April 29, 2008
Luis Miguel Incera	Alternate Director	April 29, 2008

*                 Appointed as an alternate director at the annual shareholders’ meeting held April 29, 2008. He became a director on August 5, 2008, replacing Mr. Franco Bertone, who resigned due to his appointment as General Director of Operations.

**          Appointed by the Supervisory Committee pursuant to Article 258, 2nd paragraph of the Law of Commercial Associations.

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

Gerardo Werthein is a veterinarian. He is also a director of Sofora and Telecom Personal. He is Chairman of Holding W-S de Inversiones S.A., Caja de Seguros S.A., La Caja de Seguros de Retiro S.A., Instituto del Seguro de Misiones S.A., Le Mer S.A. and Haras El Capricho S.A. He is Vice Chairman of La Caja Aseguradora de Riesgos de Trabajo ART S.A., W de Inversiones S.A and La Estrella S.A. Compañia de Seguros de Retiro. He is a director of Tradición Seguros S.A., Gregorio, Numo y Noel Werthein S.A., Los W S.A. and Caja de Ahorro y Seguro S.A. He is a distant cousin of Adrián Werthein. He was born on December 3, 1955.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of the Board of Directors of Telecom Personal, In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Nogal Central S.A. and Solcan S.A. He is Vice Chairman of Puig Argentina S.A., Lan Argentina S.A., Inversora Cordillera S.A. and Farma System S.A. He is a director of Telecom Argentina, Sofora, Aluflex S.A., CMPC Inversiones de Argentina S.A., Corandes S.A., Cork Supply Argentina S.A., Fabi Bolsas Industriales S.A., Honda Motor de Argentina S.A., Inversiones Los Andes S.A., Ivax Argentina S.A., Motorola Argentina S.A., Naschel S.A. and LDC Argentina S.A. He is a member of the supervisory committee of Banco Santander Río S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., Internacional Compañía de Seguros de Vida S.A., Linvest S.A., Lyon Consulting S.A., Portal Universia Argentina S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Merchant S.A. and Santander Sociedad de Bolsa S.A., and an alternate director of Nortel. He was born on September 14, 1954.

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

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. He is Chairman of Núcleo, Telecom Argentina USA, Inc., Cubecorp, and Micro Sistemas S.A. and a director of Sofora and Telecom Personal. He is also an alternate director of Nortel. Previously, he was head of purchases and logistics at Telecom Italia America Latina, S.A. He was born on April 17, 1954.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Micro Sistemas S.A. He is a director of Sofora, Nortel and Cubecorp and an alternate director of Telecom Personal and Núcleo. He is also an alternate director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., Instituto del Seguro de Misiones S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía de Seguros de Retiro, Tradición Seguros S.A., Ritenere S.A. and Pluria Productores de Seguros S.A. He was born on January 14, 1950.

Adrian Werthein is a public accountant. He is Vice Chairman of Sofora and Telecom Personal. He is Chairman of Caja de Ahorro y Seguro S.A., Haras El Roblecito S.A. and W de Inversiones S.A. He is also Vice Chairman of Caja de Seguros S.A., Gregorio, Numo y Noel Werthein S.A., Inversitas S.A., Las Manadas Agropecuaria S.A. and Los W S.A. He is a director of La Caja de Seguros de Retiro S.A., Instituto del Seguro de Misiones S.A., Tradición Seguros S.A. and La Estrella S.A. Cía de Seguros de Retiro. He is a distant cousin of Gerardo Werthein. He was born on January 18, 1952.

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

Francesco Armato is an executive.  He has served as Chairman and CEO of Lan Ltd Latin American Nautilus Group since 2006.  He has been Executive Vice President of TI Sparkle Central & South America since 2002, having carried out various roles in this company since 1990.  He has been appointed as a Director in several subsidiaries of the Telecom Italia Group.  He was born on August 25, 1957.

Esteban Pedro Villar is a public accountant and he holds a PhD in Economics and an MBA from Columbia University, New York, USA. He is a member of the Supervisory Committee of Carboclor S.A., Petrolera del Conosur S.A., Petrouruguay S.A., Ferrosur Roca S.A., Holdtotal S.A., Reycomb S.A., Cofesur S.A., Betel S.A., Escofer S.A., Compañía Argentina de Cemento Portland S.A., and Compañía de Servicios de la Construcción S.A. Mr. Villar is an alternate member of the supervisory committee of Francés Administradora de Inversiones S.A., Loma Negra Sociedad Industrial Argentina S.A. and Consultatio Asset Management S.A. He was born on July 3, 1938.

Luis Miguel Incera is a lawyer. He is a member of the Advisory Committee of Alpargatas S.A.I.C. and a member of the Supervisory Committee of Alpargatas Textil S.A., Alpargatas Calzados S.A., Alpargatas Textil Exportadora S.A., Calzado Catamarca S.A., Textil Catamarca S.A., Confecciones Textiles S.A., Alpaline S.A., and Fiduciaria del Sur S.A. He is a director and Chairman of the Board of Directors of Viñas Don Martín S.A. and an alternate director of Telecom Personal, Telecom Argentina, Cubecorp, and Sofora. He was born on March 16, 1957.

See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for a description of certain agreements relating to the appointment of members of the Board of Directors.

Senior Management

The Telecom Group’s senior management members as of December 31, 2008 were as follows:

Name	Position(1)	Date of Designation
Franco Bertone	General Director of Operations (2)	August 2008
Guillermo Gully (3)	General Director of Corporate Matters (2)	July 2007
Edmundo Silvio Poggio	Director of Regulatory Affairs	May 2007
Federico Rossi	Director of Wireless Telephony	April 2008
Marcelo Eugenio Villegas (4)	Director of Human Capital	August 2008
Valerio Cavallo	Chief Financial Officer	November 2002
José María Peña Fernández	Director of Procurement	October 2003
María Delia Carrera Sala	Director of General Secretary	November 2002
Carlos Augusto Zubiaur	Director of Legal Affairs	June 2005
Ricardo Luttini	Director of Internal Audit	April 2007
Alberto Marcelo De Carli	Director of Fixed Telephony — Large Accounts and Wholesale	March 2003
Mario Fernando Capalbo	Director of Network	March 2006
Simone Battiferri	Director of Fixed Telephony — Residential and SMEs	April 2007
Mariano Cornejo	Director of Communications and Media	June 2007
Guillermo Pedro Desimoni	Director of Information Services	August 2007
María Paola Levati	Director of Real Estate	August 2008

(1)          The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in the “—Directors, Senior Management and Employees — The Board of Directors” above.

(2)          In March 2009, Telecom Argentina’s Board of Directors resolved to unify the position of General Director of Corporate Matters and the position of General Director of Operations into a single Chief Executive Officer position filled by Mr. Franco Bertone. This decision is affected by Resolution N° 64/09 of the Argentine Antitrust Commission ordering, among other matters, revocation of the abovementioned unification. However, on June 11, 2009, the Second Court of Appeals in Federal Civil and Commercial Matters notified the company of the resolution through which it ordered Telecom Argentina “to abstain from considering - at the meeting of the Board of Directors to be held on June 12, 2009 - the item on the agenda Consideration of Resolution No. 64/09 of the Argentine Antitrust Commission and measures which may have to be adopted.” See “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership— The Argentine Antitrust Commission’s Resolutions N° 04/09, 43/09, 44/09, 62/09 and 64/09.”

(3)          Mr. Guillermo Gully held this position through December 2008.

(4)          Marcelo E. Villegas began working for the Company in May 2008 as Human Resources Policies and Human Resources Services Director. On August, 2008 both positions merged into one, Director of Human Capital.

Franco Bertone is an electronic engineer.  He has been Director of Operations of Telecom Italia in Argentina, Director of Shareholder Relations of Telecom Italia Latin America, CEO and Chairman of the Board of Directors of Entel (Bolivia) and Vice Chairman of Telecom Argentina. He has also served as Chairman of Nortel Inversora, Deputy Chairman of Entel (Chile) and non-executive director of Digitel (Venezuela), Tim Perú and Tim Participações. He is an alternate director of Cubecorp. He was born on April 9, 1952.

Guillermo Gully is an engineer. He began working for Telecom in 2003. Previously, he was Director of Human Resources of Telecom Italia America Latina, S.A. He was born on October 27, 1944.

Edmundo Silvio Poggio is an engineer. He joined Telecom Argentina in 1990 as a member of the Advisory Committee that handled the company take-over. Since 1991 he has been responsible for different areas as Marketing Manager, Director of Wholesale Services Strategy and General Manager of the Wireline Business Unit. In 2007 he was appointed Director of Regulatory Affairs. Prior to joining Telecom Argentina, Mr. Poggio worked at the SADE

Group, where he led different telecommunications projects until 1986, when he was appointed as General Manager of Micro Sistemas S.A. Mr. Poggio began his career in 1972 after graduating as a telecommunications engineer at the University of La Plata, Argentina. Between 1972 and 1976 he performed several activities as a scientific researcher in hardware and software design. He was born on February 6, 1949.

Federico Rossi is an accountant specialized in administration and finance. He has held several administrative and finance positions at STET, including Director of Financial Services. In 1995 he became Vice Chairman of Finance at TIM in Italy. During his time at TIM, he assumed responsibility for the area of International Finance and served as a member of the Board of Directors of various companies. He was also involved in the creation and launch of the Comprehensive Pension Fund for the telecommunications sector in Italy. In 2002 he became Executive Director of DIGITEL TIM in Venezuela and in August of that same year he was named Chairman and CEO. He left DIGITEL TIM at the end of 2006 and became a consultant focused on the telecommunications sector. Since April 2008, he has been General Director of Telecom Personal. He is a director of Núcleo. He was born in Canaro, Rovigo province, Italy, on March 24, 1956.

Marcelo Eugenio Villegas is a lawyer. He joined Telecom Argentina in May 2008, as the Director of Human Resources. He graduated from Universidad Nacional de Buenos Aires. Previously he worked in the department of human resources of: within Wal-Mart Stores (International Division) for Wal-Mart Argentina; within the Cencosud group (Jumbo Retail Division) for the brands Jumbo, Disco and Vea; Hewitt & Aso, as head of talent management and organizational change; within the Perez Companc group, for Sade S.A and the Division of Exploration and Production of Gas and Oil in Latin America; within the Suez Group, for Aguas Provinciales de Santa Fe, Aguas Argentinas, Latin America Region and Ondeo de Puerto Rico Inc. He was born on March 13, 1963.

Valerio Cavallo is an economist. He began working for Telecom in May 2001. He was previously Director of Budget and Reporting at Telecom Italia Group. He is a Director of Núcleo, Cubecorp, and Micro Sistemas S.A. He was born on April 21, 1960.

José María Peña Fernández is an engineer. He began working for Telecom on October 15, 2003. He was previously General Manager of Tel3 S.A. He was born on October 18, 1951.

María Delia Carrera Sala is a lawyer. She began working for Telecom in 1992. Previously, she was the Manager of Legal Affairs of Compañía Argentina de Teléfonos S.A. She was born on August 27, 1948.

Carlos Augusto Zubiaur is a lawyer. He joined Telecom in June 2005 and is currently the Director of Legal Affairs. Prior to that time, he was a partner at Estudio O’Farrell and Chief of Staff at Telefónica. He was born on December 26, 1964.

Ricardo Luttini is an accountant. He joined Telecom in June 2005. He had previously served as Manager of Business Controls and Auditing for La Caja de Ahorro y Seguro S.A., General Manager of Banco Caja de Ahorro S.A., and General Accountant and Audit Manager at Banco Mercantil Argentino. He was born on September 27, 1961.

Alberto Marcelo de Carli is a business administrator. He began working for Telecom in November 1993. He worked as general Director of Telecom Personal from 1994 to March 2003. Formerly, he worked at IBM Argentina. He is a director of Cubecorp. He was born on April 26, 1957.

Mario Fernando Capalbo is a mechanical engineer. He was formerly General Manager of Pirelli Cables y Sistemas in São Paulo, Brazil. He was born on May 7, 1952.

Simone Battiferri is an electrical engineer and graduated from the University of Rome “La Sapienza.” He first joined Telecom Argentina in 2006 as the Marketing Vice Chairman and then, following the Telecom Group reorganization in 2007, became Director of Fixed Telephony - Residential and SMEs. Before joining Telecom Argentina he worked at Telecom Italia since 2001, where he served as the Marketing Vice Chairman (Datacom eBusiness Solutions Unit), Telecom Italia Web Services Marketing Director and Business Opportunity Evaluations Director (International Operations). Before joining Telecom Italia he worked for Etnoteam for approximately six years. At the time of leaving Etnoteam, he was serving as Vice Chairman for Telecom and Media Market and for Strategy. He was born in Rome on September 20, 1967.

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

María Paola Levati is an accountant.  She joined Telecom Argentina in August 2008, as Director of Real Estate. She completed all her studies at the Universidad Nacional de Buenos Aires.  Prior to her employment at Telecom Argentina and since 2000, Ms. Levati worked at La Caja de Ahorro y Seguro S.A. where she held several positions, the most recent of which was as Manager of Administration.  Prior to 2000, she worked at several financial entities such as JP Morgan, Bank of America and Continental Illinois National Bank with responsibilities in various areas of finance. She started her career at Price Waterhouse and Co. She was born in Buenos Aires on August 15, 1962.

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

As of December 31, 2008, the members and alternate members of the Supervisory Committee, as elected at the annual shareholders meeting dated April 29, 2008, were:

Name	Position	Profession
Diego Serrano Redonnet	Chairman of the Supervisory Committee	Lawyer
Gerardo Prieto	Member of the Supervisory Committee	Accountant
Jacqueline Berzón	Member of the Supervisory Committee	Lawyer
Guillermo Eduardo Quiñoa	Alternate Member of the Supervisory Committee	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee	Accountant

Diego Serrano Redonnet is a lawyer. He is a member of the Supervisory Committee of Telecom Personal, Sofora, Nortel, Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., America Latina Tecnologia S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He is an alternate member of the Supervisory Committee of Cubecorp. He holds a law degree from the Argentine Catholic University and an LL.M. from Harvard Law School. He was born on September 18, 1966.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Nortel, Telecom Personal, Cubecorp and Micro Sistemas S.A. He is Chairman of Campofin S.A., Polifin S.A., Pluria Productores de Seguros S.A., Cabaña Doble G del Litoral S.A. and Tradición Seguros S.A.  He is a director of Standard Bank Argentina S.A., Caja de Seguros S.A., Instituto del Seguros de Misiones S.A., Ritenere S.A. and Activos Turísticos S.A. He is also an alternate director of La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A., Caja de Ahorro y Seguro S.A. and La Estrella S.A. Compañía de Seguros de Retiro. Dr. Prieto is a public accountant and is not included in the requirements of RT No. 15 regarding accountant non-independence, nor is he comprised in the cases enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on March 3, 1951.

Jacqueline Berzón is a lawyer. She has been an alternate member of the Supervisory Committee of Telecom Argentina since April 2005. She was appointed as member of the Supervisory Committee on May 8, 2008. She is also a member of the Supervisory Committee of Micro Sistemas S.A. and an alternate member of the Supervisory Committee of Telecom Personal, Sofora, Cubecorp, Bariloche Seis S.R.L. and Chairwoman of Hungry Man Argentina S.R.L. She was born on October 9, 1975.

Guillermo Eduardo Quiñoa is a lawyer. He is a director of Pilar del Este S.A. and Inversiones Los Alpes S.A. He is also a member of the Supervisory Committee of Cubecorp, AGCO Argentina S.A., CMPC Inversiones de Argentina S.A., CMR Falabella S.A., Forestal Bosques Del Plata S.A. and La Papelera Del Plata S.A., and an alternate member of the Supervisory Committee of Telecom Personal, Nortel, Sofora and Forestal Bosques del Plata. He was born on October 28, 1966.

Guillermo Feldberg has been a alternate member of the Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committee of Telecom Personal, Micro Sistemas S.A., Cubecorp, Nortel and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Seed Capital Educación S.A., Dav Satelital S.A., Caroline Establecimientos Agropecuarios S.A., Seed Capital Comunicaciones S.A., Ineba S.A., Izzalini Trade S.A. and GWF. S.A. He is Vice Chairman of Doble “G” del Litoral S.A.  Dr. Feldberg is a public accountant and is not included in the requirements of RT No. 15 with respect to accountant non-independence, nor is he comprised in the cases enumerated in the third paragraph of Article 4 of Chapter XXI of the Normas de la Comisión Nacional de Valores. He was born on February 20, 1951.

Since Telecom Argentina’s annual shareholders’ meeting has been provisionally suspended and the members of the Supervisory Committee are appointed at the annual shareholders’ meeting, there have been no changes to the members of the Supervisory Committee of Telecom Argentina as of the date of this Annual Report. See “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership— The Argentine Antitrust Commissions Resolutions N° 04/09, 43/09, 44/09, 62/09 and 64/09.” Therefore, members of the Supervisory Committee appointed at the annual shareholders’ meeting held on April 29, 2008 continue to hold their positions as of the date of this Annual Report.

Compensation

The compensation for the members for the Board of Directors and the Supervisory Committee is established for each fiscal year at the annual meeting of shareholders.

The aggregate compensation paid to the members of Telecom Argentina’s Board of Directors, the members of Telecom Argentina’s Supervisory Committee and the executive officers described under “Senior Management” above, was approximately P$28.4 million during the year ended December 31, 2008. During the year ended December 31, 2008, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

The members of the Board of Directors of Telecom Argentina received, as advanced payment for services rendered as directors during the year ended December 31, 2008, a total of P$3 million. The members of the Supervisory Committee of Telecom Argentina during the year ended December 31, 2008 received as advanced payment a total of P$0.4 million. Payments to the Board of Directors and the Supervisory Committee of Telecom Argentina had to be approved at the annual shareholders’ meeting.  Since Telecom Argentina’s annual shareholders’

meeting has been provisionally suspended by a precautionary measure, the approval for payments is pending as of the date of this Annual Report. Compensation for the executive officers described under “Senior Management” above, amounted to approximately P$25 million during the year ended December 31, 2008 (including fixed and variable compensation, retention plan benefits, payments owed to the Operator for services provided by highly qualified personnel and, in some cases, severance payments and non-compete agreements).

Accrued compensation for fiscal year 2008 for the members of the Board of Directors and Supervisory Committee was P$3.5 million and P$0.6 million, respectively.

The contracts of certain members of the Company’s management contain indemnification provisions in case of termination for any cause.  This indemnification is in addition to that provided for by Argentinean labor laws.  The terms of this additional indemnification are in accordance with customary indemnification contractual provisions for comparable executive positions in the Argentinean labor market.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation reflects the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

During fiscal year 2008, Telecom implemented a “Long Term Incentive” plan for members of Senior Management and certain higher-ranking members of management.  The plan was implemented for the purpose of creating mid/long-term value related to the Company’s success and as an element for retaining its key employees. This program covers a three-year performance term. The Long Term Incentive plan contemplates cash payments to participants; however, no payments were made for fiscal year 2008.

Telecom has no stock option plans for its personnel, nor for its members of the Board of Directors or the Supervisory Committee.

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

On May 22, 2001 the Argentine Government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree.” The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. Main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

Telecom Argentina maintains an officers’ and directors’ insurance policy covering claims brought against the officers and/or directors relating to the performance of their duties.  At present, the total amount covered by this insurance is US$50,000,000.

In May 2004, the Board of Telecom Argentina resolved to create the “Consejo de Dirección,” or Steering Committee, which served as an internal body of the Board of Directors and was comprised of four members of the Board of Directors. The regulations of the Steering Committee provided for, among other functions:

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

In March 2009, the Board of Telecom Argentina resolved to dissolve the Management Council. As of the date of this Annual Report this decision is affected by Resolution N° 64/09 of the Argentine Antitrust Commission ordering, among other matters, the immediate reestablishment of the Steering Committee that had been previously dissolved.  On June 11, 2009, Telecom Argentina has been notified of a Resolution of the Second Court of Appeals in Federal, Civil and Commercial Matters by which Telecom Argentina is ordered to abstain from considering, at the Meeting of the Board of Directors to be held on June 12, 2009 the item on the agenda “Consideration of Resolution No. 64/09 of the Argentine Antitrust Commission and measures which may have to be adopted.”  See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership— The Argentine Antitrust Commission’s Resolutions N° 04/09, 43/09, 44/09, 62/09 and 64/09.”

Audit Committee

The Transparency Decree also provides that companies making a public offering of their shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. The majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not qualified as an independent director if such relative were appointed as a member of the Board of Directors.

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

According to the “Normativa de Implementación del Comité de Auditoria,” (a set of guidelines for the Audit Committee filed with the CNV) in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position until the following annual shareholders meeting.

At its meeting of April 29, 2008, the Board of Directors re-elected Mr. Enrique Garrido and Mr. Esteban Gabriel Macek and elected Mr. Domingo Jorge Messuti as members of the Audit Committee for fiscal year 2008. The Board furthermore determined that Mr. Messuti qualified as an audit committee financial expert under SEC guidelines. Under SEC and New York Stock Exchange regulations the three members of the Committee qualified as independent directors.  Under CNV regulations, two members of the Audit Committee (Mr. Messuti and Mr. Macek) qualified as independent directors.

Since Telecom Argentina’s annual shareholders’ meeting has been provisionally suspended by a precautionary measure and directors and alternate directors are appointed at the annual shareholders’ meeting, there have been no changes to the members of the Audit Committee of Telecom Argentina as of the date of this Annual Report.  See “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09.”  Therefore, members of the Audit Committee appointed at the annual shareholders’ meeting held on April 29, 2008 continue to hold their positions as of the date of this Annual Report.

Pursuant to the Argentine Government’s Decree No. 677/01, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. The shareholders set a budget of P$600,000 for fiscal year 2006, P$700,000 for fiscal year 2007, P$1,000,000 for fiscal year 2008. The budget for fiscal year 2009 is P$750,000, which as of the date of this Annual Report is pending approval by the Annual Shareholders’ meeting since it was provisionally suspended by a precautionary measure. See “Item 8 — Legal Proceedings— Legal Proceedings Related to Share Ownership.”

Disclosure Committee

Telecom Argentina has also established a Disclosure Committee, which is responsible for monitoring the gathering, processing and submission to the CEO (as of December 31, 2008 to the General Director of Corporate Matters and the General Director of Operations) and CFO of consolidated financial and non-financial information that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•                  assisting the CEO (as of December 31, 2008, the General Director of Corporate Matters and the General Director of Operations) and CFO in evaluating the effectiveness of Telecom Argentina’s disclosure controls and procedures prior to the filing of Annual Reports both in Argentina and the US;

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

Employees and Labor Relations

As of December 31, 2008, our total number of employees was 15,361, of which approximately 66% belonged to unions. All management and senior positions are held by non-union employees.

Telecom Argentina and Telecom Personal have approximately 8,215 and 1,873 unionized employees, respectively. The union which has filed the largest number of claims is the Federation of Telephone Workers and Employees of Argentina (“FOETRA”) in Buenos Aires, which currently includes the Argentine Telecommunications Federation (“FATEL”), representing approximately 4,603 Telecom Argentina employees.  In 2008 FATEL was officially recognized as the union representative of its members, although this decision is currently under appeal.  Telecom Personal has approximately 1,873 employees affiliated with the Argentine Federation of Commercial and Service Employees.  The Argentine Federation of Telephone Workers and Employees (“FOEESITRA”) represents approximately 2,246 employees.  Two remaining unions, the Technical and Supervisory Telephone Personnel Federation (“FOPSTTA”) and the Telecommunications Union (“UPJET”), represent approximately 1,366 middle management employees.

See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings” for more detail on claims relating to salary levels and labor conditions filed against Telecom Argentina and Telecom Personal.

Employees by Reportable Segment

The table below shows the number of our employees as of December 31, 2008, 2007 and 2006 by reportable segment:

	December 31, 2008(1)	December 31, 2007	December 31, 2006
Voice, Data and Internet	11,252	11,473	11,502
Wireless	4,109	3,919	3,636
Total	15,361	15,392	15,138

(1)             As of December 31, 2008, figure relating to the Voice, Data, and Internet reportable segment, includes 46 employees of Cubecorp S.A., company acquired in July 2008.

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

Share Ownership Plan

At the time of the privatization of ENTel in 1990, the Argentine Government created a Share Ownership Plan, or SOP, for the employees of ENTel and CAT acquired by Telecom Argentina, Telintar, and Startel.  Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s then-outstanding shares, consisting of 98,438,098 Class C Shares, was transferred by the Argentine Government to Telecom Argentina, Telintar, and Startel employees previously employed by ENTel and CAT.  This transfer was made through a general transfer agreement signed on December 29, 1992, the General Transfer Agreement. Our Class C Shares consist exclusively of shares originally sold in connection with the SOP.  According to applicable law, to be eligible to continue to participate in the SOP, the employees had to remain employed by Telecom Argentina, Telintar, and Startel. Employees who terminated their employment with Telecom Argentina, Telintar, and Startel before the deferred purchase price was fully paid were required to sell their Class C Shares to another employee under the SOP or, if no other employee was available to purchase these shares, to a guaranty and repurchase fund, or the Guaranty and Repurchase Fund, at a price calculated according to a formula provided in the General Transfer Agreement.

On December 9, 1999, Decree No. 1623/99 was issued, authorizing the accelerated repayment of the outstanding balance of the deferred purchase price for all Class C Shares, and lifting the transfer restrictions on the Class C Shares upon the satisfaction of certain conditions precedent. However, the shares held in the Guaranty and Repurchase Fund are still subject to transfer restrictions until an injunction prohibiting trading or selling of these shares is lifted. The decree provides that once the injunction is lifted, the sale of an amount of shares in the Guaranty and Repurchase Fund, will take place in order to cancel the debt owed to the former employees for the acquisition of shares transferred to the Guaranty and Repurchase Fund. The remaining shares held in the Guaranty and Repurchase Fund will then be distributed in accordance with the decision of the majority of the employees taken in a special meeting of the SOP.

In accordance with Decree No. 1623/99, at the extraordinary and special Class C shareholders’ meeting held on March 14, 2000, Telecom Argentina’s shareholders approved the conversion of up to 52,505,360 Class C Shares into Class B Shares in one or more tranches from time to time, as determined by the trustee of the SOP, Banco de la Ciudad de Buenos Aires, based on the availability of Class C Shares that were not affected by judicial restrictions on conversion.

A first tranche of 50,978,833 Class C Shares was converted into Class B Shares for public resale.  This transaction was authorized in Argentina by the CNV and was registered in the United States with the SEC on May 3, 2000. The rest of the Class C Shares authorized for conversion were converted into Class B Shares in four more tranches ending in 2005.

As requested by the Executive Committee of the SOP, the ordinary, extraordinary and special Class C shareholders’ meetings held on April 27, 2006 approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 41,339,464 ordinary Class C Shares into an equal quantity of Class B Shares, in one or more conversions based on the determination in each case of the Banco de la Ciudad de Buenos Aires (the fiduciary agent of the SOP) of the number of Class C Shares that are eligible for conversion. Of this amount only 4,496,971 Class C Shares have been converted into Class B.

As of the date of this Annual Report, 41,418,562 Class C Shares are held by the SOP Guaranty and Repurchase Fund and are currently subject to a judicial injunction that limits conversion, while 17,205 Class C Shares are held by individual holders.

Future conversions of Class C Shares may affect the trading price of Telecom Argentina’s shares if a large number of converted shares are sold in the public markets within a short time period. Our management expects that the conversion process will be managed to avoid disruption in the orderly trading of Telecom Argentina shares.  The Executive Committee of SOP has committed to carry out the sale of the converted shares according to market best practices and taking into account the interests of all shareholders. However, the impact of the sale of the converted shares of Telecom Argentina cannot be predicted.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2008 Nortel owned all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 8.35% of the Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represented approximately 54.74% of the total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

Nortel was incorporated in Buenos Aires, Argentina on October 19, 1990 and registered with the Buenos Aires Public Registry of Commerce on October 31, 1990 under No. 8025, book 108, Volume “A” of Corporations. Nortel is a holding company that was formed in 1990 by a consortium including the Telecom Italia Group and FCR in connection with the privatization of ENTel and formation of Telecom Argentina.

In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Shareholders of Nortel

Nortel’s ordinary shares (67.79% of the capital stock) are owned by Sofora. Sofora’ s shares are registered as owned by the Telecom Italia Group (50%) and W de Argentina — Inversiones S.L. (50%).

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a Shareholders’ Agreement for the joint management of Sofora, Nortel, Telecom and its subsidiaries, including Telecom Personal.

The Telecom Italia Group is the operator of Telecom Argentina. A description of the Telecom Italia Group is provided under “Item 4—Information on the Company—The Business—Description of the Operator.”

W de Argentina—Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming operations, insurance and financial activities and real estate activities, as described below:

•                  Farming Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C.e I. (GNNW) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 217,500 acres in the primary farming areas of Argentina, harvesting more than 35,700 tons of different crops and with more than 44,740 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed to the international markets with important exports to the United States and Europe.

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

Call option acquired by W de Argentina — Inversiones S.L.

In September 2003, W de Argentina — Inversiones S.L., acquired a call option on the 2% interest in Sofora that was previously owned by France Câbles et Radio and Atlas Services Belgium. Telecom Argentina has been informed by W de Argentina — Inversiones S.L. that it exercised its 2% option on February 1, 2008.

On April 14, 2009, the SC responded to a properly-formulated inquiry by Sofora in connection with the above-mentioned acquisition by stating that, “the regulatory framework of telecommunications does not pose an obstacle to the registration of the transfer of the inquired-about shares.”  On April 17, 2009, Sofora registered the above-mentioned transfer of shares.

Call options in favor of Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired, for an aggregate purchase price of US$60 million, two call options on W de Argentina — Inversiones S.L.’ entire interest in Sofora (jointly, “the Telecom Italia International N.V. Options”). The Telecom Italia International N.V. Options are: a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

The exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008).

On December 29, 2008, the Argentine Antitrust Commission issued Resolution No. 123/08 resolving that until the Commission issues its decision in the matter of Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to, those purchase options.” The Telecom Italia Group filed an appeal against Resolution No. 123/08. On January 28, 2009, the Argentine Antitrust Commission, by means of Resolution No. 6/09, rejected the appeal on the grounds that the parties would keep their rights, because Resolution No. 123/08 only “implies a suspension of the terms provided in the options purchase contract until the Regulatory Authority mentioned in Law No. 25.156” resolves on the Transaction, as mentioned in “Changes in indirect holdings in Telecom Italia” below. Given the appeal’s rejection, Telecom Italia Group filed a complaint with the Civil and Commercial Federal Court of Appeals, requesting its review.  A decision regarding said complaint is currently pending.

On March 26, 2009, the First Federal Court of Appeals for Administrative Litigious Matters issued a precautionary measure declaring the suspension of the exercise of Telecom Italia International N.V.’s rights set forth in the purchase option contract, upon request of Grupo Dracma S.A., as presided by Mr. Adrián Werthein, and the W de Argentina- Inversiones S.L. This suspension will be effective until the SC renders a final decision regarding the validity of the possible legal effects of the Transaction in Argentina described under “Changes in indirect holdings in Telecom Italia” below, or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first.

Telecom Argentina has been informed that W de Argentina — Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s registry of shareholders, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. As of the date of this Annual Report, resolution of the complaint is still pending.

Changes in indirect holdings in Telecom Italia

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia S.p.A.’s capital stock), to a joint company named Telco S.p.A. made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica, S.A. (of Spain) (the “Transaction”). Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares. The Transaction was effective on October 25, 2007.

Because Telefónica de Argentina S.A., a subsidiary of Telefónica, S.A. (of Spain), is Telecom Argentina’s main competitor, before the Transaction closed, Telecom Argentina’s directors and Supervisory Committee members analyzed the possible implications that the Transaction could have for Telecom Argentina, especially under the Antitrust Act (“Ley de Defensa de la Competencia”), resulting in the existence of divided opinions within the Board of Directors based on reports prepared by experts.

Consequently, Telecom Argentina and its directors and alternate directors filed notes with the Regulatory Authorities, expressing their personal opinions regarding the Transaction. These notes are available at the CNV website (www.cnv.gov.ar).

On October 25, 2007, Telefónica, S.A. (of Spain) publicly announced the Transaction through the following statement: “Telefónica, S.A., Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s voting shares.” As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

After the Transaction, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties ceased to be related parties of Telecom Argentina and its subsidiaries.

The Argentine Antitrust Commission opened an administrative proceeding recorded as “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29),” to determine whether the Transaction “could have an adverse effect on competition in Argentina’s telecommunications market in light of the existing regulatory framework.” In connection with this administrative proceeding, on October 16, 2007, the Argentine Antitrust Commission approved implementation of a “mechanism of verification, control and monitoring” over Telecom Argentina for an initial period of two months, later extended to February 19, 2008, and appointed two Supervisors-Observers, one of them acting on behalf of the Argentine Antitrust Commission and the other on behalf of the CNC.  The Argentine Antitrust Commission requested that the Supervisors-Observers “act on behalf of public interests in the market, competition and users and consumers.” In performing their duties, the Supervisors-Observers requested information and documentation from Telecom Argentina, attended meetings of the decision-making boards (the Board of Directors and the Steering Committee), and interviewed the members of the Board of Directors, members of the Supervisory Committee and members of the Management of Telecom Argentina on several occasions.

On November 8, 2007, Telecom Argentina’s Board of Directors resolved to take the following actions:

•                  Submit a note to the Argentine Antitrust Commission in connection with the above-mentioned administrative proceeding declaring that Telecom Argentina had not taken any part whatsoever in the Transaction. Additionally, and specifically since 46% of Telecom Argentina’s capital stock is listed on the BCBA and the NYSE, the Board resolved to request that any measure taken by the Regulatory Authorities with respect to the Transaction should not affect Telecom Argentina, as it was not a party to it.

•                  Notes to this effect were submitted to the SC and the CNC to the same effect. Copies of these notes were submitted the Argentine Antitrust Commission.

•                  Telefónica, S.A. (of Spain) and Telefónica de Argentina S.A. were notified by Telecom Argentina’s Board of Directors to the effect that, if as a result of the Transaction, Telecom Argentina were to suffer any damage or loss of any nature, it reserved the right to bring any and all legal actions that are deemed appropriate to obtain full and complete compensation for its losses.

All the above-mentioned notes were submitted on November 20, 2007.

On December 7, 2007 Telefónica, S.A. (of Spain) responded by stating that “to the extent it has no participation whatsoever in Telecom Argentina’s Management, it could hardly cause Telecom Argentina any damage, either directly or indirectly” as it had previously declared before the relevant authorities.

On July 24, 2008, Sofora forwarded to Telecom Argentina a note and a copy of a letter sent by the Chairman of Telecom Italia S.p.A., stating that the two directors —out of a total of fifteen directors—then appointed to Telecom Italia’s Board pursuant to the proposal of Telefónica, S.A. (of Spain) through Telco S.p.A. (namely, Mr. César Alierta Izuel and Mr. Julio Linares López) had formally confirmed that they committed themselves to abstaining from taking part or voting in those meetings of the Board where proposals or matters related to the activities of Telecom Italia and its controlled companies in the telecommunications market in Argentina, as well as in the same market in Brazil, are to be considered. In addition, with respect to the participation of Mr. Julio Linares López in the Management Committee of Telecom Italia S.p.A., he also formally confirmed that he commits himself to abstain from taking part or voting in those meetings of the Management Committee relating to the abovementioned proposals or matters.

In his letter, the Chairman of Telecom Italia S.p.A. explained that “the commitments were officially expressed and recorded at the meeting held by the Board of Directors of Telecom Italia S.p.A. on April 15, 2008. In view of this, Directors (Consiglieri) Mr. César Alierta Izuel and Mr. Julio Linares López shall abstain from taking part and/or voting in the meetings held by the Board of Directors of Telecom Italia, when the abovementioned matters are to be considered, and will not have access to the information relative to the Telecom Group and the rest of the activities of Telecom Italia S.p.A in Argentina.” According to the information provided, these prohibitions provide further assurance as to the complete operational and management separation that exists between the Telefónica Group and the Telecom Italia Group in Argentina.

Our principal shareholders are party to a number of legal proceedings relating to this Transaction which may affect our Board of Directors and matters of corporate governance.  See “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of May 31, 2009, based upon information available to us, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares. However, current holdings may be different.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0%	51.0%
Class B Ordinary Shares:
ANSES (2)	225,719,608	51.2%	5.0%
Nortel	36,832,408	8.4%	3.7%
Brandes Investment Partners, LLC(3)	36,000,000	8.2%	3.7%
Class C Ordinary Shares:
Fideicomiso Banco de la Ciudad de Buenos Aires	41,418,562	99.9%	4.2%

(1)          Represents percentage of total of all our ordinary shares, regardless of class.

(2)          Includes 8,173,364 American Depositary Shares representing 40,866,820 Ordinary Class B Shares. In November 2008, Argentina nationalized its private pension and retirement system through Law No. 26,425, which had been previously administered by AFJP, and appointed ANSES as its administrator. As a result, the shares held by AFJP at the time of nationalization were transferred to ANSES.  Although the shares owned by ANSES represent 22.9% of Telecom Argentina’s total capital stock, it should be noted, for the record, that pursuant to Article 76(f) of Law No. 24,241 ratified by Article 8 of Law No. 26,425, a limit of voting rights to 5% of Telecom Argentina’s shares applies to shares held by ANSES.

(3)          Includes 7,200,000 American Depositary Shares representing 36,000,000 Ordinary Class B Shares.

As of May 31, 2009, there were approximately 33.7 million American Depositary Shares outstanding (representing 168.6 million Class B Shares, or 38.2% of total Class B Shares outstanding). Moreover, as of that date, there were approximately 100 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 22,000 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights.

The Telecom Group is not aware of any arrangements that would result in a change of control of Telecom Group except for the option that Telecom Italia has for the acquisition of W de Argentina—Inversiones’ Shares (see “—Call options in favor of Telecom Italia International N.V.” above).

Shareholders’ Agreements

In December 2003, we were informed that a shareholders’ agreement came into effect between W de Argentina—Inversiones and Telecom Italia and Telecom Italia International, N.V., members of the Telecom Italia Group in order to regulate their relationship as shareholders of Sofora.

In relation to Sofora, we were informed that W de Argentina—Inversiones will have the right to appoint three of six directors of Sofora’s Board, while the Telecom Italia Group will appoint the remaining three directors. Decisions will be made by a majority of the members present at each meeting of Sofora’s Board.

With respect to Nortel, we were informed that both W de Argentina—Inversiones and Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board. W de Argentina—Inversiones and the Telecom Italia Group will jointly appoint a fifth independent director. For fiscal 2006, the sixth director was appointed jointly by the holders of Nortel’s Class A and Class B Preferred Shares. This joint right existed due to the right of Class A Preferred Shareholders to vote as a result of Nortel’s non-payment of dividends and the right of Class B Preferred Shareholders to vote as a result of the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s Class A and Class B Preferred Shares) to equity exceeding 1.75:1.  From December 31, 2006 such ratio no longer exceeded 1.75:1 and as a result, the above-mentioned voting rights held by Nortel’s Class B Preferred Shareholders ceased.  Nortel’s Board of Directors will make its decisions by majority vote from the members present at each meeting of Nortel’s Board. In the case of a tie vote the Chairman shall break the tie.

We have been informed that the shareholders agreement regarding the Boards of Directors of Telecom Argentina and its subsidiaries provides that Telecom Italia Group shall nominate three directors and W de Argentina—Inversiones shall nominate two directors and their respective alternate directors.

In addition, we were informed that this shareholders’ agreement contemplates that meetings will occur between the Telecom Italia Group and W de Argentina—Inversiones in advance of shareholders meetings and Board meetings at which matters (1) will be submitted for a vote at a meeting of shareholders or (2) relate to the holders of Nortel’s Preferred Shares. The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and W de Argentina—Inversiones will vote at these meetings. Two representatives of the Telecom Italia Group and one representative of W de Argentina—Inversiones will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which W de Argentina—Inversiones will have the right to veto. These matters include:

•                  the approval of any amendments to the bylaws;

•                  dividend policy;

•                  any increase or reduction of capital, except for increases or reductions in capital in connection with any possible debt restructuring;

•                  any change in the location of headquarters;

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

With respect to the approval of Telecom Argentina’s financial budget, we were informed that the shareholders’ agreement provides for the formation of an advisory committee that will define the manner in which the vote will be exercised by the respective representatives in shareholders’ meetings and meetings of the Board of Directors.  This committee is comprised of two representatives of the Telecom Italia Group and two representatives of W de Argentina—Inversiones.  The committee shall resolve matters with a majority vote of its members.

Regarding legal and administrative proceedings that affect shareholders’ meetings, meetings of the Board of Directors of Telecom Argentina, as well as other corporate governance matters, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09.”

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

Under the terms of the financial debt of Telecom Argentina and Telecom Personal, transactions with any holder of 10% or more of its Shares and/or with any affiliate (any person that, directly or indirectly, controls or is controlled by or under common control with the company) must be made with terms no less favorable than those than would be obtained in a similar transaction between independent parties. Telecom Argentina and Telecom Personal have adopted measures to adequately ensure compliance with this requirement.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones and/or their respective affiliates) resulted in expenses or purchases for us of approximately P$243 million for the year ended December 31, 2008. Of that amount, P$229 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$14 million incurred with W de Argentina—Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above-mentioned expenses incurred through transactions with related parties of Sofora were payments of P$4 million in fiscal year 2008 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of the Telecom Italia Group. The Telecom Italia Group holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income to us of approximately P$34 million for the year ended December 31, 2008, corresponding to payments from Telecom Italia and its affiliates of P$29 million and from W de Argentina—Inversiones of P$5 million for telecommunications services provided by Telecom. See Note 7 to our Consolidated Financial Statements for more detail.

The following technical services agreements entered into by Telecom Argentina and Telecom Personal with Telecom Italia have been effective during the period 2006 to 2008:

Telecom Argentina entered into technical services agreements with Telecom Italia in 2006 and 2007.  The technical service agreement signed in 2007 was effective until February 2008.  These agreements were submitted for prior approval pursuant to the process established by Decree No. 677/01 for relevant contracts with related parties. The agreements were submitted to an independent firm for evaluation and found to be “reasonable” and “in accordance with market practice in all material respects.” These technical services agreements also were submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors.  Under these agreements, Telecom Argentina incurred P$3 million for the year ended December 31, 2008, P$12 million for the year ended December 31, 2007 and P$9 million for the year ended December 31, 2006.

Telecom Personal entered into technical services agreements with Telecom Italia in 2006 and 2007. The technical service agreement signed in 2007 was effective until August 2008. Because the amount of the 2006 technical service agreement exceeded 1% of its shareholders’ equity, covenants assumed by Telecom Personal in its debt restructuring process and the terms of its debt agreements required evaluation by an independent firm.  The independent firm concluded that the agreement was “reasonable” and “in accordance with market practice in all material respects” and it was subsequently approved by Telecom Personal’s Board of Directors. The technical service agreement in 2007 was approved by the Board of Directors and did not require separate independent firm approval. Under these agreements, Telecom Personal incurred costs of P$5 million for the year ended December 31, 2008, P$10 million for the year ended December 31, 2007 and P$3 million for the year ended December 31, 2006.

At the beginning of year 2009, Telecom Argentina and Telecom Personal entered into new technical services agreements with Telecom Italia for the term of one year.  Under these agreements, Telecom Argentina and Telecom Personal would incur costs of €2.5 million and €1.8 million, respectively, for the duration of the contract.

As of December 31, 2008, we had no loans outstanding to executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information.

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Introduction—Recent Developments.”

Legal Proceedings

Legal Proceedings Relating to Share Ownership

In 2007, certain parties holding an indirect interest in Telecom Italia S.p.A, one of our principal indirect shareholders, entered into a transaction which resulted in a change in the indirect ownership in Telecom Italia.  See “Item 7—Major Shareholders and Related Party Transactions —Changes in indirect holdings in Telecom Italia.” Following announcement of the transaction, various legal and administrative proceedings have been initiated in Argentina, including challenges brought by W de Argentina - Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein with respect to certain corporate governance matters; proceedings by the Argentine Antitrust Commission; challenges by Mr. Gerardo Werthein to certain Board and Shareholders’ meetings resolutions, and claims brought by two employees claiming that the Transaction may affect labor conditions.

Complaint requesting declaratory judgment brought by W de Argentina-Inversiones S.L. and Messrs. Werthein

W de Argentina - Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein filed a request for a precautionary measure declaring that the Telecom Italia Group and directors appointed to companies in the Telecom Group at Telecom Italia Group’s request have a conflict of interest with companies in the Telecom Group.  The Court rejected the requests for precautionary measures in their entirety noting that “the granting of said legal remedy would imply in certain cases — prohibition of voting in shareholders’ meetings, preventing Board members from performing the regular duties of their office — a substantial modification in corporate governance, altering the present system of majorities and minorities; and similarly, said remedies could alter the decision making bodies, since the co-plaintiffs could, through said remedies, change the minority they have at present and, as a consequence, their opinions would prevail in the decisions to be adopted, not only altering legal rights, but also altering the economic interests under the respective agreements that the parties had entered into freely (cciv. 1197), since no claims were brought alleging flaws or defects in those contracts.  Furthermore, if the Court directly ordered the requested remedies, said order could in fact imply the setting of a new majority with effective control that not even Telecom Italia S.p.A. had at present, providing the co-plaintiffs with a benefit that would exceed the plaintiffs’ interests; furthermore, the plaintiffs did not explain how this possible consequence could be avoided, even when they seemed to have been aware of said possible consequence from the moment that they requested the appointment of an Observer to inform “about the actions of said directors authorized to act.” The plaintiffs did not appeal this resolution.

Notwithstanding the rejection of the above-mentioned precautionary measure, on February 11, 2008, the Court notified Telecom Argentina, Personal, Nortel and Sofora a precautionary measure by which it had appointed an Observer in charge of reporting relevant information to the Court so that it could evaluate whether Telefónica, S.A. (of Spain)’s participation in Telco S.p.A., would create a real risk of possible conflicts of interest in the decision-making of the Telecom Group companies, Nortel and Sofora. Telecom Argentina and the other companies affected by the precautionary measure appealed its adoption; however the Court rejected the appeal.

The Observer presented its reports on May 14, 2008, informing the Court, among other things, that he had not found any signs of Telefónica, S.A. (of Spain)’s influence in Telecom’s corporate businesses.  On June 3, 2008, Telecom Argentina filed its comments regarding said report.

The Observer’s original two-month period was extended by the Court and ended on September 19, 2008. The plaintiff asked the Court to extend the performance of the Observer for a new period, but the Court denied this request, considering that it was unnecessary because the documentation to be analyzed by the expert had already been submitted. The plaintiff appealed said resolution but then voluntarily dismissed said appeal reserving the right to request the extension of the Observer’s period at a later time.

In September 2008, the Observer delivered the final report (relating to the extended term of appointment) to the Court and Telecom Argentina filed its comments on the report.

On August 13, 2008, Telecom Argentina was notified about the complaint recorded “Werthein, Gerardo y Otros c/ Telecom Italia S.p.A y Otros s/ ordinario,” in connection to which the above-mentioned Observer was appointed.  This complaint consists of a request for a declaratory judgment stating that, as long as Telefónica, S.A. (of Spain) continues to hold the same amount of stock in Telecom Italia Group:  a) Telecom Italia S.p.A. and its subsidiary Telecom Italia International N.V. have a conflict of interest with Sofora, Nortel, Telecom Argentina and Personal (jointly “the Telecom Argentina Group Companies”) as a result of which the plaintiffs requested the Court to hold that said shareholders shall not be allowed to take part, discuss matters and vote in shareholders’ meetings held by the Telecom Argentina Group Companies; and b) directors appointed in abovementioned companies at Telecom Italia S.p.A.’s request have a conflict of interest with the Telecom Argentina Group Companies, as a result of which the plaintiffs requested the Court to hold that said directors shall not be allowed to discuss matters and vote in the meetings held by the Board.  Telecom Argentina and the defendant directors answered in due time and proper form requesting that said action be rejected in accordance with the factual and legal grounds stated in its answer to the complaint.

At the date of issuance of this Annual Report, the decision of the Court on the underlying question of law is still pending.

The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09

On January 9, 2009, the Argentine Antitrust Commission issued Resolution No. 04/09, in which it ruled that the companies involved in the Transaction were required to notify the Argentine Antitrust Commission of the Transaction, as provided by the Antitrust Act, and, until a decision on the merits is reached regarding the Transaction, its effects on the Argentine market and on the buyers’ rights would be suspended.  In particular, Resolution No. 04/09 stated that:

•                  The companies that were parties to the Transaction must notify the Argentine Antitrust Commission of the Transaction for its examination.  The Resolution clarified that it does not modify the provisions set forth by Argentine Antitrust Commission Resolution 123/08 (see —Call Options in favor of Telecom Italia International N.V. above). On January 12, 2009, the Argentine Antitrust Commission publicly stated that the companies that were parties to the Transaction had complied with this requirement.

•                  Until the Commission issues a resolution with respect to the Transaction, “Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. shall abstain from exercising — directly or indirectly — their voting rights as direct or indirect shareholders of Telecom Italia S.p.A., Telco S.p.A., Olimpia S.p.A., Telecom Italia International N.V., Sofora Telecomunicaciones S.A., Nortel Inversora S.A., and Telecom Argentina S.A., and its controlled companies including those arising from shareholders’ agreements pursuant to the provisions of section 8 of Law No. 25,156.”

•                  The Directors and members of the Supervisory Committee of Sofora, Nortel, Telecom Argentina, Telecom Personal, and their respective subsidiaries located in the Republic of Argentina, as appointed by the request of the Telecom Italia Group, must abstain from taking any action which may go against the provisions of Resolution No. 04/09.

On March 30, 2009, the Argentine Antitrust Commission issued Resolution No. 43/09, designating two Observers until April 30, 2009 charged with verifying that directors and members of the Supervisory Committee appointed by the request of Telecom Italia S.p.A. or Telecom Italia International N.V. to Sofora, Nortel, Telecom Argentina, Telecom Personal and their subsidiaries located in Argentina comply with terms of Resolution No. 04/09.  Through Resolution No. 62/09, notified to Telecom Argentina on May 7, 2009, the Argentine Antitrust Commission ordered that these same Observers carry out identical functions as those established in Resolution No. 43/09 for a period of 30 business days from the notification of such resolution.

Additionally, on April 3, 2009, the Argentine Antitrust Commission issued Resolution No. 44/09, resolving the following:

•                  Telecom Italia S.p.A. and Telecom Italia International N.V., their attorneys-in-fact, officers and directors, and the attorneys-in-fact, officers and directors of their direct and indirect shareholders and the directors and members of the Supervisory Committee appointed at the request of Telecom Italia S.p.A. or Telecom Italia Internacional N.V. at Sofora, Nortel, Telecom Argentina, Personal, Microsistemas and Cubecorp should have refrained and shall refrain from taking any actions which involved or may involve in the future, directly or indirectly, the exercise of the voting rights, exclusively, or from deciding or giving instructions for the exercise of voting rights,

•                  Sofora, Nortel, Telecom Argentina, Personal, Microsistemas and Cubecorp must revoke and retract all decisions passed by the Board of Directors, Committees, Supervisory Committees, Attorneys-in-fact or Managers, or those holding similar positions, which implied the exercise of voting rights since January 9, 2009, the date on which the Argentine Antitrust Commission passed Resolution No. 4/09, and

•                  the Observers, appointed under Resolution No. 43/09 were ordered to appear at the mentioned companies to verify compliance with Resolution N° 44/09.

Resolutions 43/09 and 44/09 were appealed by the interested parties before the Argentine Antitrust Commission, but that Commission rejected these appeals.  Therefore, Telecom Argentina, among others, filed a complaint (“recurso de queja”) with the National Court of Appeals of Federal Civil and Commercial Matters seeking to overturn this rejection.  This complaint is currently under review.

In addition, Telecom Italia S.p.A. and Telecom Italia International N.V. have requested a precautionary measure for the suspension of Resolution No. 44/09 until a decision is reached in connection with their motion to reconsider rejection of an appeal against such resolution. On April 24, 2009, the Second National Court of Appeals in Federal Civil and Commercial Matters decided that “it is reasonable to temporarily suspend any discussion of matters relating to the Shareholder Meetings of the Telecom Group at Sofora and Nortel’s Board of Directors meetings, and to temporarily suspend Telecom Argentina and Nortel’s Ordinary and Extraordinary Shareholder Meetings until the Court renders a decision regarding the precautionary measure herein requested.”

On May 26, 2009, the Argentine Antitrust Commission issued Resolution 64/09 resolving to order the Board of Directors of Telecom Argentina S.A. the immediate reestablishment of the Steering Committee that had been previously dissolved and to order Telecom Argentina S.A. to revoke the previous unification of the roles of the General Directors (of Corporate Matters and of Operations) into the position of Chief Executive Officer and its designation, thereby restoring the roles prior to this unification as well as restoring modifications to the Authorization Regime.  Resolution 64/09 also ordered the revocation of all the decisions adopted which implied the exercise of voting rights since the issuance of Resolution 4/09 on January 9, 2009. In this regard, Telecom Argentina called a Meeting of its Board of Directors, to be held on June 12, 2009, which included an item in the agenda regarding Consideration of Resolution No. 64/09 of the Argentine Antitrust Commission and measures which may have to be adopted.  On June 11, 2009, Telecom Argentina was notified of a Resolution of the Second Court of Appeals in Federal, Civil, and Commercial Matters by which Telecom Argentina was ordered to “abstain from considering, in the Meeting of the Board of Directors to be held on June 12, 2009, item 4) of the agenda “Consideration of Resolution No. 64/09 of the Argentine Antitrust Commission and measures which may have to be adopted.”

As of the date of this Annual Report, we cannot predict if additional measures will be taken by the Argentine Antitrust Commission, or relevant authorities or courts, and whether, if taken, they could affect Telecom Argentina’s operations.

Vote of non-approval of Mr. Gerardo Werthein’s performance as Regular Director and Mr. Werthein’s challenge to Board of Directors’ decisions

At the Annual Shareholders’ Meeting held on April 29, 2008, after the approval of the 2007 financial statements, Telecom Argentina’s shareholders decided, upon a majority vote, not to approve Mr. Gerardo Werthein’s performance as Regular Director during fiscal year 2007.  Mr. Werthein brought a claim before the courts requesting the annulment of this decision.  On September 5, 2008, Telecom Argentina was notified of this claim and answered the complaint in due time and proper form, requesting that it be completely rejected. The decision of the court is still pending.

On October 16, 2008, Telecom Argentina was notified of claim brought against it entitled “Werthein, Gerardo c/Telecom Argentina S.A. s/Nulidad de Resoluciones de Directorio.”  At the pre-trial conference regarding the claim, it was determined that the purpose of the plaintiff’s claim was to challenge certain decisions adopted in Telecom Argentina’s Board meetings held on August 5 and September 10, 2008.  The pre-trial conference was concluded with no agreement reached between the parties. Telecom Argentina answered the complaint in due time and proper form, requesting that it be completely rejected. The decision of the court is still pending.

Employee objections to the Transaction and resulting precautionary measures dictated by Argentine Labor Courts

In December 2008, Telecom was notified of two precautionary measures imposed by two Labor Courts of the Province of Buenos Aires (Lanus and San Isidro cities) at the request of two employees of Telecom, who attempted to reject the modifications in the equity holdings of indirect shareholders resulting from the Transaction, on the ground, that, in the opinion of these employees, the ownership changes may affect the labor conditions of Telecom Argentina’s employees. The precautionary measures require the Company to refrain from making changes that would result in alteration of the Company’s legal ownership structure on the date that the Company was notified of these precautionary measures, and making changes that could produce a monopoly in the telecommunications market. The Company was also required to refrain from making modifications to employment terms that could imply impairment of labor conditions.

On February 2, 2009, the Labor Court of the city of Lanus declared itself incompetent, thus revoking its precautionary measure. On March 17, 2009, the labor Court of the city of San Isidro, at the request of Telecom Argentina, revoked the precautionary measure.

Both Telecom Argentina and Telecom Personal have sent, in accordance with the Argentine rules on publication of material events, several notes and information on the subjects mentioned in this section, which are available at the CNV website:  www.cnv.gov.ar (section “Autopista Financiera”).

Civil, tax, commercial, labor and regulatory proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. As of December 31, 2008, Telecom has established reserves in an aggregate amount of P$441 million to cover potential losses related to these claims and contingencies in its Consolidated Financial Statements (P$86 million were deducted from assets and P$355 million have been included under liabilities).

Proceedings Related to the APE

In October 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

To address the risk that creditors who had not affirmatively consented to the restructuring might file actions in the United States against it to seek collection of their original investments, in September 2005, Telecom Argentina filed a petition with the United States Bankruptcy Court for the Southern District of New York under Section 304 of the U.S. Bankruptcy Law seeking recognition of the APE in the United States.

One claimant, The Argo Fund, filed an opposition to Telecom’s petition.  All rulings were granted in favor of Telecom Argentina’s position. Therefore, the final judgment (i) gave the APE full force and effect in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE and (iii) ruled that the restructured notes were extinguished by Argentine law and had to be cancelled.

Labor Claims for which ENTel is Liable

The Transfer Agreement provides that ENTel, and not Telecom Argentina, is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not these claims are made prior to the Transfer Date, if the events giving rise to these claims occurred prior to the Transfer Date. Certain former employees of ENTel have brought claims against Telecom, arguing that notwithstanding the Transfer Agreement or an executive act of the Argentine government, Telecom should be held jointly and severally liable for claims made prior to the Transfer Date.  The Supreme Court concluded that transferees under privatizations may be held jointly and severally liable for obligations arising from employment contracts prior to the Transfer Date.

As of December 31, 2008, the total amount of these labor claims filed against Telecom Argentina, including accrued interest and expenses, was approximately P$9 million. Interest and expenses will continue to accrue on any pending amount until it is paid in full. Telecom Argentina believes that the pending claims will not have a significant effect on our results of operations or financial position for these claims for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom Argentina in respect of these claims and (2) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom Argentina to debit an account of the Argentine Government at Banco Nación for any amounts payable by the Argentine Government under this indemnity. Under the Debt Consolidation Act, ENTel and the Argentine Government may discharge their above-described obligations to Telecom Argentina by issuing 16-year bonds to Telecom Argentina. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine Government comply with its Transfer Agreement obligations.

Although we cannot guarantee the outcome of these proceedings, in the opinion of our management and internal legal counsel, the final outcome of these proceedings will not have a material effect on our financial position and results of operations.

Other Labor Claims

During fiscal year 2005, legal claims were received regarding the salary concept of Section 15 of the CBA 201/92 that established both an additional payment for longer daily working hours and a reduction of daily working hours. These claims were advanced by the labor unions and became the subject of negotiations for improvements in salary and labor conditions. As a result of these negotiations, and in accordance with the criteria adopted by the Labor Court of Appeals, Telecom Argentina agreed to a new salary scale as of January 2006, and a reduction in daily working hours. Since January 2006, the cause of the legal claims has disappeared, therefore it is unlikely that Telecom Argentina will receive new claims for periods after January 2006.  As of the date of this Annual Report, most of these claims have been settled and paid. However, new claims in connection with the period before January 2006 could be received in the future.

Resolution No. 444/04 of the Ministry of Labor, Employment and Social Security (the “Ministry of Labor”) recognized FOETRA Buenos Aires Union as the representative for Telecom Personal’s employees in the collective bargaining process. Telecom Personal appealed the Resolution arguing that its enforcement would modify the existing union agreement maintained by Telecom Personal employees with the Argentine Federation of Commercial and Service Employees under the Collective Labor Agreement No. 130/75.  Hence, the Resolution would conflict with the agreement between the Ministry of Labor with Movicom employees (the original operator of cellular telephone service), which applies to the Collective Labor Agreement No. 130/75 and to Telecom Personal’s principal business.   Telecom Personal has pursued various avenues for recourse, including seeking administrative review, and judicial review of its claims.  However, to date, all administrative and judicial recourse has been exhausted, including an appeal to the National Supreme Court of Justice.  The Ministry of Labor had notified Telecom Personal to create the negotiation commission in order to negotiate with FOETRA the incorporation of its employees to FOETRA’s Collective Labor Agreement.  Telecom Personal had rejected the above mentioned notification, which as of the date of this Annual Report is still pending a judicial resolution.

Additionally, former sales representatives of Telecom Personal have brought legal actions for alleged untimely termination of their contracts and have submitted claims for the payment of different items such as commission differences, seniority bonuses and lost profit. While decisions on some of these claims are still pending, most of the claims have been agreed upon by the parties, while others have obtained a favorable partial judgment.

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements related to the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a rate of return not in excess of an annual 16% on fixed assets as described in the List of Conditions.  Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% rate of return as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires.

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. Public Emergency Law was subsequently extended trough December 31, 2009. See “Item 4—Regulatory Framework—Regulatory Environment—Rates—Public Emergency Law.”

As of the date of this Annual Report, a decision of the Court of Appeals is still pending. Although we cannot guarantee the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the possibility that they will have a significant impact on our financial position is remote.

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in a preliminary stage.

On August 14, 2003, Telecom Argentina was served notice of a legal action brought by the “Union of Users and Consumers” against Telecom Argentina, Telefónica and the SC. The action was filed before the Federal Court in Administrative Litigation Matters No. 8 and requested the reimbursement of certain additional charges included in monthly fixed-line service fees billed by Telecom Argentina. On August 22, 2003, Telecom Argentina contested this claim on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations. As of the date of this Annual Report, the decision on this claim is still pending. Although we cannot guarantee the outcome of this proceeding, in the opinion of our management and internal legal counsel, the final outcome of this proceeding will not have a material effect on our financial position and results of operations.

In December 2005, the entity Asociación Protección Consumidores Del Mercado Común Del Sur—Proconsumer brought an action against the cellular companies, including Telecom Personal. The action seeks to obtain reimbursement for any amounts billed to Telecom Personal customers in connection with an investment contribution to the Universal Service Fiduciary Fund.  Their claim for reimbursement was estimated based on charges made to Telecom Personal customers for total billed amounts, plus compensatory interest on any awarded damages.  The interest was estimated at a rate applied by each company to its customers in the event of delay in customer payments. In its answer to the complaint, one of Telecom Personal’s main arguments stated that the process of reimbursing its customers had already begun and therefore the complaint should be fully dismissed. The full reimbursement for the amounts received by Telecom Personal in connection with the investment contribution and corresponding interest were listed separately in customer bills and furnished in accordance with the report of the

CNC of December 2006.  The report also contained a notation for the applicable interest rate. The total reimbursement amounts that Telecom Personal has yet to make are still undetermined and are subject to the reported findings of an accounting expert.  As of the date of this Annual Report, a decision on this claim is still pending.

Tax Matters

Tax Matters Relating to Telecom Argentina

In December 2008, the National Congress approved Law N 26,476, the “Law on Tax Regularization and Repatriation of Capital” establishing a regime for the regularization of tax liabilities, the repatriation of funds and the registration of employees.  Title I of the law provides taxpayers with a complete exemption for penal responsibilities in tax matters, for fines, and a partial exemption for interest arising out of tax or social security liabilities prior to December 31, 2007.

As discussed in previous Annual Reports, Telecom Argentina was party to various legal proceedings arising from claims by AFIP with regards to:

a) AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from disagreements in the calculation of depreciation of its fiber optic network.

b) AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging certain deductions for bad debt expenses of Telecom Argentina.

c) AFIP’s claims regarding invoices for services presumed not rendered.

Upon detailed analysis of the Regularization Regime, on April 30, 2009 Telecom Argentina decided to settle the AFIP’s claims in the time-frame established by Title I of the above-mentioned law.

In order to qualify for the Regularization Regime, Telecom Argentina had to voluntarily dismiss legal proceedings previously initiated against AFIP’s claims. As a result of the Regularization Regime, regarding the matter mentioned in c) above, Telecom Argentina has requested the Court to suspend the penal proceedings and dismiss the claims against officers and employees who had been called to give testimony, since the law provides for the suspension of penal proceedings upon adoption of the Regularization Regime, and complete extinguishment of a penal case upon cancellation of all amounts due under the payment plan pursuant to this Regime. As of the date of this Annual Report, a decision of the Court on this matter is still pending.

Telecom Argentina’s compliance with the Regularization Regime generated a reversion of reserves and recognition of a new debt owed to AFIP in the amount of P$34 million (nominal value), (P$4 million payable upon Telecom Argentina’s joining the Regime, and the balance payable in 120 monthly installments at an annual interest rate of 9%).  The Company has also recognized a debt for legal fees in connection with these regularized processes estimated at P$14 million (nominal value).  The value of both liabilities has been estimated at net present value according to Argentine GAAP and has been set forth under the captions “Taxes Payable” and “Other Liabilities” classified by each liability’s nature and due date.  The corresponding balancing entries have been made to the Income statement for the first quarter of 2009.

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its fiber optic network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefónica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefónica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.  In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to P$0.5 million against income taxes in its income statement. Telecom Argentina and Telefónica have appealed this judgment before the corresponding Federal Court.  In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

Tax Matters Relating to Telecom Personal

In December 2006, the AFIP assessed additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Telecom Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Telecom Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

Tax Matters Relating to Micro Sistemas

On December 4, 2000, our subsidiary, Micro Sistemas S.A., received a notice from the Secretary of Treasury Resolution No. 468/00 requesting Micro Sistemas to pay P$1.1 million (approximately P$5.1 million as of December 31, 2008) in fines with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas and requesting payment of the claimed tax compounded with interest. Having exhausted the administrative appeals, on October 3, 2007, Micro Sistemas filed an appeal before the Federal Court of Appeals for Administrative Matters.  This appeal is still pending.  By virtue of the fact that the administrative ruling is being appealed before a judicial court, the Argentine government cannot require payment of a disputed fine or tax until a firm decision has been reached, therefore, this matter will be clarified when the court reaches a decision on the merits of the appeal.

Micro Sistemas’ legal counsel for this claim believe that the defense had strong arguments and should have persuaded the court to reject the resolution adopted by the Secretary of Treasury. Furthermore, if Micro Sistemas were to be required to pay these amounts, Telecom Argentina may be able to seek reimbursement for these pursuant to indemnification provisions agreed to by the former owners of Micro Sistemas in the 1997 contract for the purchase of Micro Sistemas. Taking into account both the strong factual and legal basis to obtain the rejection of the Secretary of Treasury’s resolution and the existence of such indemnity provisions, Telecom Argentina’s management considers that the possibility of Micro Sistemas being forced to perform the Secretary of the Treasury’s request for payment of fines is remote.

General Proceedings

Different legal actions were brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional.  The plaintiffs also claimed compensation for the damages they had suffered because such bonds had not been issued.  In August 2008, the Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each cases’ respective prosecutors.  The trial court judges noted that Decree No. 395/92 was valid and constitutional. However, based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, Telecom Argentina filed various appeals against these unfavorable decisions, and although these decisions have not been reviewed by the National Supreme Court of Justice, it should be noted that the abovementioned ruling of the Supreme Court on the case against Telefónica has created a judicial precedent that, in the opinion of Telecom Argentina’s legal counsel, increases the probability that it must affront certain contingencies as a result of an adverse ruling, notwithstanding the right of repetition that attends Telecom Argentina against the National State.

Said decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay —licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percent of profit sharing, prescription criteria, distribution method between the beneficiaries of the program).

As of the date of this Annual Report, Telecom Argentina’s management, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to hedge the risks associated with these claims, having considered the legal background up to this date.

There are several proceedings that have been initiated against us with respect to alleged regulatory violations from 2000 to May 2009. If the outcomes of these proceedings are unfavorable to us, they could result in fines of approximately P$7.7 million. For each of these proceedings, we are challenging CNC’s imposition of fines before administrative authorities and/or the courts. The most significant of these proceedings relate to the printing of telephone directories in small font sizes which were allegedly not clear enough to read and did not comply with the certain terms for remedying such non-compliance, as well as certain problems in several cases relating to failures in connection with the process of presubscribing.  Theft of telephone cables was a problem of increased significance for us in 2005 and 2006, and the CNC imposed fines for delays ascribed to stolen cables in 2005.

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in accordance with Argentine environmental law in relation to our waste management based on liquid drainage at an underground chamber. The action was brought to require Telecom Argentina to register with the National Register of Generators and Operators of Hazardous Waste. Such registration requires Telecom Argentina to pay an annual fee which is calculated by applying a formula that considers the extent of the hazard and quantity of the waste. Telecom Argentina believes that its activities do not generate such waste, and that the waste in the underground chamber was generated by other parties. Telecom Argentina nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite formal responses in connection with this administrative proceeding and we believe that we will not have to register with any environmental agency as a result of this liquid drainage. In February 2009, Telecom Argentina received a notification from the environmental agency requesting once again for Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste. In March 2009, Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. As of the date hereof, there has been no resolution of the matter.

Since year 2005, the Company has seen a noticeable increase in judicial and out-of-court claims seeking the collection of various municipal fees in various municipalities and in the City of Buenos Aires. As of December 31, 2008, the Company has a reserve of approximately P$41.2 million for such claims.

For a description of certain administrative appeals made by the Telecom Group with respect to certain regulatory actions, see “Item 4—Information on the Company—Regulatory Framework.” For a description of certain tax matters, see “Item 5—Operating and Financial Review and Prospects—Taxes.”

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote of all holders of Telecom Argentina stock. Under the Argentine Corporations Law, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with Argentine GAAP and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted (or reconstituted).

The last time Telecom Argentina paid dividends was for the fiscal year ended December 31, 2000. At December 31, 2001, Telecom Argentina had unassigned positive results of P$901 million. However, at its annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and Telecom Argentina’s financial condition, it would not pay dividends for the year ended December 31, 2001. In the year ended December 31, 2002, Telecom Argentina suffered a P$4,386 million loss that reduced its net assets by 84.3% and resulted in negative unassigned results, a situation that continued through subsequent periods. For this reason, Telecom Argentina did not meet the conditions required under the Argentine Corporations Law for the distribution of dividends in years ended December 31, 2002, 2003 and 2004.

The notes that Telecom Argentina issued pursuant to the APE in 2005 also provide that if Telecom Argentina makes any distribution payment (a term which includes any dividend), then the minimum excess cash payment for the relevant period must be at least two and a half times such distribution payment.

Telecom Argentina’s shareholders, at their meeting of April 27, 2006, approved the absorption of part of the accumulated deficit with Telecom Argentina’s legal reserve and part with its inflation adjustment of capital account. Following this action, Telecom’s accumulated deficit amounted to P$1,836 million and its legal reserve was fully depleted. As a result, pursuant to the Argentine Corporations Law, Telecom Argentina was not permitted to distribute any dividends for the year ended December 31, 2005. Similarly, Telecom Argentina’s shareholders, at their meeting of April 27, 2007, approved the transfer of the accumulated deficit at December 31, 2006, in its entirety, to the next fiscal year. Following this action, Telecom’s accumulated deficit amounted to P$1,592 million and no dividends were permitted for fiscal year 2006. Additionally, Telecom Argentina’s shareholders, at their meeting of April 29, 2008, approved the transfer of the accumulated deficit at December 31, 2007, in its entirety, to the next fiscal year.  Following this action, Telecom’s accumulated deficit amounted to P$708 million and no dividends were permitted for fiscal year 2007. Until it absorbs the remaining accumulated deficit and fully rebuilds its legal reserve to an amount of P$277 million, Telecom Argentina will be similarly prohibited from making any distributions. Net income for the year 2008 was P$961 million, while Retained Earnings as of December 31, 2008 showed a positive balance of P$253 million. The Board of Directors submitted for consideration at the annual shareholders’ meeting, the allocation of Retained Earnings in the amount of P$253 million for the partial reconstitution of the legal reserve previously absorbed on April 27, 2006. However, Telecom Argentina’s shareholders meeting has been provisionally suspended by a precautionary measure. See “—Legal Proceedings Relating to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09” above.

Under the above-described restrictions, the legal ability of shareholders at any subsequent annual meeting of Telecom Argentina to vote to distribute dividends depends on: (i) the reconstitution of Telecom Argentina’s legal reserve that was used to partially absorb accumulated deficit (P$277 million absorbed on April 27, 2006); (ii) the existence of liquid and realized profits in excess of (i); and (iii) satisfaction of the financial conditions necessary to distribute dividends without negatively affecting the interests of Telecom Argentina.

In elaborating the annual report in compliance with Argentine requirements, at the end of each fiscal year, the Board of Directors analyzes Telecom Argentina’s economic and financial position and its compliance with the above-mentioned restrictions.  The Board of Directors then proposes a course of action with respect to retained earnings, which may or may not include a dividend distribution.  The decision with regards to the Board’s proposal is made by Telecom Argentina’s shareholders at the Shareholders Meeting.

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

As of December 31, 2008, the number of shares authorized and outstanding was as follows:

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

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
2004	6.60	4.19
2005	8.65	6.00
2006	11.95	6.10
2007	17.25	11.75
2008	15.20	3.70

Quarterly
2007
First Quarter	14.00	11.75
Second Quarter	17.25	13.35
Third Quarter	16.85	12.50
Fourth Quarter	16.90	14.05
2008
First Quarter	15.20	12.15
Second Quarter	13.90	9.35
Third Quarter	9.25	6.75
Fourth Quarter	8.04	3.70

Monthly
2008
December	6.91	5.49

	Pesos per Class B Share on BASM(1)
	High	Low
2009
January	6.40	5.54
February	6.06	5.15
March	6.15	4.90
April	6.80	5.63
May	8.15	6.58
June (through June 24, 2009)	9.15	7.12

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

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS
	High	Low
Annual
2004	11.11	7.32
2005	14.63	10.20
2006	21.64	9.76
2007	28.36	19.52
2008	23.97	5.12

Quarterly
2007
First Quarter	22.87	20.10
Second Quarter	28.36	21.72
Third Quarter	26.41	19.52
Fourth Quarter	26.96	21.75
2008
First Quarter	23.97	18.76
Second Quarter	21.67	14.25
Third Quarter	14.40	10.73
Fourth Quarter	12.62	5.12

Monthly
2008
December	9.64	7.60
2009
January	9.38	7.62
February	8.76	6.81
March	8.03	6.55
April	9.25	7.29
May	10.91	8.40
June (through June 24, 2009)	11.34	9.21

On June 24, 2009, the reported last sale price of the ADSs on the New York Stock Exchange was US$11.31.

Class B Shares also quote in the Mexican Stock Exchange through the International Quotation System (“SIC”).

Plan of Distribution

Not applicable.

The Argentine Securities Market

There are twelve securities exchanges in Argentina, of which six (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. For the year ended December 31, 2008, the ten most actively traded equity issues represented approximately 81% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

On May 22, 2001, the Argentine Government issued the Transparency Decree, which provided a legal framework to strengthen the level of protection of the investor in the market and promotes the development, liquidity, stability, solvency and transparency of the market by generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.  The Transparency Decree applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security” and governs the treatment of negotiable securities. It seeks to improve transparency by imposing certain disclosure obligations on administrators and members of Supervisory Committees, among others, requiring publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations), governing insider trading, market manipulation and securities fraud and regulating going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose approximately 133 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Market is conducted by continuous open outcry, from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Market also operates an electronic continuous market system each business day, on which privately arranged trades are registered and made public.

Although the Buenos Aires Stock Exchange is one of Latin America’s largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets, and therefore, is subject to greater volatility. To control price volatility, the Buenos Aires Stock Market operates a system which suspends dealing in a particular issuer’s shares for fifteen minutes when the price changes 10% with respect to that day’s opening price. Once trading resumes, the trading is then suspended for another fifteen minutes if the price changes more than 15% with respect to that day’s opening price. If the price then changes 20% with respect to that day’s opening price, and for every 5% fluctuation in price thereafter, the trading of such shares is interrupted for an additional ten minutes. Investors in the Argentine securities market are mostly individuals, mutual funds and companies. Institutional investors that trade securities on the Buenos Aires Stock Market, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds.

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2008	2007	2006	2005	2004
Market capitalization (P$ billions)(1)	1,234	1,773	1,229	771	690
As percent of GDP(1)	119	218	188	163	146
Volume (P$ millions)(1)	237,790	209,905	131,984	145,523	82,099
Average daily trading volume (P$ millions)(1)	963	850	532	576	326
Number of traded companies (including Cedears)	267	278	268	259	235

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

Limited Liability of Shareholders

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

In addition, any person who enters into a voting agreement with other shareholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement with the CNV.

Meetings of Shareholders

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an annual ordinary meeting of shareholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Corporations Law, Article 72 of Law No. 17,811 (as amended by the Transparency Decree) and CNV rules, including but not limited to:

•                  approval of Telecom Argentina’s financial statements and general performance of the directors and members of the Supervisory Committee for the preceding fiscal year;

•                  election, removal and remuneration of directors and members of the Supervisory Committee;

•                  allocation of profits; and

•                  appointment of external auditors.

Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the scope of the ordinary meeting, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another, etc. Shareholders’ meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene shareholders’ meetings upon the request of any shareholder or group of shareholders holding at least 5% in the aggregate of Telecom Argentina’s capital stock. If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV or by the courts.

Notice of the shareholders’ meeting must be published in the Official Bulletin of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty days prior to the meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. If so entitled to attend the meeting, a shareholder may be represented by proxy.

Class B Shares represented by ADSs will be voted by the Depositary in accordance with instructions of the holders of the ADSs. In order for voting instructions to be valid, the Depositary must receive them on or before the date specified in the relevant notice. There is no guarantee that an ADS holder will receive voting materials in time to instruct the Depositary to vote.

The quorum for ordinary meetings consists of a majority of the stock entitled to vote and resolutions may be adopted by the affirmative vote of a majority of the shareholders present that have issued a valid vote, without counting voluntary abstentions. If no quorum is present at the meeting, a second meeting may be called at which shareholders present, whatever their number, shall constitute a quorum and resolutions may be adopted by a majority of the shareholders present. The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if a quorum is not present at the first meeting, the quorum requirement for the second meeting will be 30% of the stock entitled to vote. In both cases, decisions are adopted by a majority of valid votes, except for certain fundamental matters such as:

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

In some of these cases, a dissenting shareholder is entitled to appraisal rights.

Any resolution adopted by the shareholders at ordinary or extraordinary shareholders’ meetings that affects the rights of one particular class of stock must also be ratified by a special meeting of that class of shareholders governed by the rules for ordinary meetings.

Dividends

Dividends can be lawfully paid and declared only out of our realized and liquid profit.

The Board of Directors submits to the shareholders for approval at an ordinary meeting of shareholders our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors. The shareholders, upon approving the financial statements, determine the allocation of Telecom Argentina’s net profits (if any). The Argentine Corporations Law requires Argentine companies to allocate 5% of any net profits to legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve, contingency reserve or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired, nor until it has been fully rebuilt. Notwithstanding, the obligation to pay declared dividends expires three years after the distribution date pursuant to Section 17 of Telecom Argentina’s bylaws, as amended by the shareholders’ meeting held on April 24, 2002.

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

Capital Increase and Reductions

Telecom Argentina may increase its capital upon authorization of the shareholders at an ordinary meeting. All capital increases must be registered with the CNV, published in the Official Bulletin and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under “Preemptive Rights.”

A voluntary reduction of capital must be approved by an extraordinary meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment.

In accordance with Article 206 of the Argentine Corporations Law, suspended by successive decrees until December 10, 2005, reduction of a company’s capital stock is mandatory when losses have exceeded reserves and at least 50% of the stated capital.

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

Preemptive Rights

Under Argentine law, holders of a company’s common shares of any given class have preferential or preemptive rights, proportional to the number of shares owned by each holder, to subscribe for any shares of capital stock of the same class as the shares owned by the shareholder or for any securities convertible into such shares issued by the company.

In the event of an increase in capital, shareholders of Telecom Argentina of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Telecom Argentina’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class B or Class C Shares are not preempted by the existing holders of each such class, the other classes may preempt such class. However, if any shares of Class A are not preempted by the existing holders of such class, holders of Class B or Class C Shares shall have no preemptive rights with respect to such shares of Class A unless otherwise approved by the regulatory authorities. Preemptive rights must be exercised within thirty days following the time when notices to the shareholders of their opportunity to preempt the capital increase are published for three days in the Official Bulletin of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Corporations Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of shareholders when required by the interest of the company.

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See “Item 3—Key Information—Risk Factors—Risk Factors Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.”

Redemption or Repurchase

Telecom Argentina’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Pursuant to the Argentine Corporations Law, Telecom Argentina may repurchase the stock with retained earnings or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business (subject to shareholder ratification) or in connection with a merger or acquisition. In addition, Telecom Argentina can purchase up to 10% of its capital stock in the Buenos Aires stock exchange pursuant to the Transparency Decree complying with the requirements and procedures stated therein. If the purchase is made pursuant to the Transparency Decree, Telecom Argentina must resell the repurchased shares within three years and must give shareholders a preemptive right to purchase the shares. If the purchase is made according to the Argentine Corporations Law, the repurchased shares must be sold within one year, unless the shareholders extend the term.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at shareholders’ meetings such as a merger of Telecom Argentina into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or Telecom Argentina’s shares cease to be traded publicly, any shareholder dissenting from the adoption of any resolution may withdraw from Telecom Argentina and receive the book value per share determined on the basis of Telecom Argentina’s annual financial statements (as approved by the annual ordinary shareholders’ meeting), provided that the shareholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting shareholder. This right must be exercised within fifteen days following the meeting if the dissenting shareholder was absent and can prove that he was a shareholder on the day of the meeting. In the case of a merger of Telecom Argentina or a spin-off of Telecom Argentina, no appraisal rights may be exercised if Telecom Argentina is the surviving company.

Appraisal rights are extinguished if the resolution is subsequently overturned at another shareholders’ meeting held within sixty days of the expiration of the time period during which absent shareholders may exercise their appraisal rights.

Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted. If the resolution was to cease to publicly offer Telecom Argentina’s stock, the payment period is reduced to sixty days from the date of the resolution.

Notwithstanding the foregoing, should Telecom Argentina decide to cease trading its shares publicly, pursuant to Section 31 of the Transparency Decree, a tender offer by Telecom Argentina must be conducted prior to the exercise of appraisal rights by any shareholder.

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

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in Telecom Argentina’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote Telecom Argentina’s Class B Shares. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who register to participate at a shareholders’ meeting should provide details of their registration in the Republic of Argentina. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the Argentine Corporations Law.

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

Under the Transparency Decree and General Resolution No. 401/02 of the CNV, a party that wishes to obtain either a majority or a significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders. This regulation applies to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime. On April 30, 2003, Telecom Argentina’s shareholders voted not to adopt the regime established by the Transparency Decree and General Resolution No. 401/02, under which Telecom Argentina is currently classified as a “Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria or a “Corporation Not Adhering to the Optional Statutory Regime of Public Offer of Mandatory Acquisition.”

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

Having completed its debt restructuring as of August 2005, Telecom Argentina is no longer subject to certain significant BCRA restrictions. However, restrictions imposed by the BCRA that do continue to apply to our operations include the following:

(i)             subject to certain exceptions, the acquisition of foreign currency as an investment or to apply it to foreign portfolio investments is limited, on a monthly basis, to the larger of US$2 million, provided that as of the date of acquisition, Telecom Argentina does not hold due and unpaid principal or interest foreign debt;

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

Any inflow of funds to the local foreign exchange market arising from, but not limited to, (i) foreign indebtedness, other than the cases described in the following paragraph; (ii) primary stock issuances of companies residing in Argentina not under a public offering and that are not listed in self-governed markets, to the extent they do not create direct investment funds; (iii) portfolio investments of non-residents intended to hold local currency and assets and liabilities of the financial sector and non-financial private sector, to the extent they are not arising from the primary subscription of debt securities under a public offering and listed in self-governed markets and/or the primary subscription of stock of companies residing in Argentina under a public offering and listed in self-governed markets; and (iv) portfolio investments of non-residents intended for the purchase of any right in secondary markets regarding securities issued by the public sector; shall be subject to the creation of a nominative, non-transferable and non-compensated deposit, for 30% of the amount involved in the relevant transaction, for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, the following transactions are not subject to the 30%-mandatory deposit: (a) foreign indebtedness of Argentine residents under foreign trade financings; (b) primary debt security issuances with a public offering and listed; (c) foreign indebtedness with Multilateral and Bilateral Credit Institutions and Official Credit Agencies, directly or through their related agencies; (d) investments of non-Argentine residents in Argentina under (i) primary subscription of securities issued by the public sector (except for securities issued by the BCRA); and (ii) direct investments, including capital contributions to local companies of direct investment (namely, a company set up or not as legal entity in which the foreign direct investor holds at least 10% of ordinary shares or voting rights or its equivalent), and foreign funds transferred into Argentina by non-Argentine residents for the purpose of purchasing local assets that qualify as direct investment (such as real estate located in Argentina); and (e) foreign financial indebtedness provided: (i) the proceeds from the exchange settlement, net of taxes and expenses, to the purchase of foreign currencies to cancel foreign debt principal and/or to the creation of long term foreign assets; or (ii) they are incurred and cancelled in an average life of not less than two years, including payments of principal and interest in the calculation, and to the extent they are applied to investments in “non financial assets.” In this context, “non financial assets” investments means, among others, investments of assets capable of being registered in the financial statements of the borrower either as fixed assets or as inventory.

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

Tax on Personal Property

Argentine Law No. 25,585, as amended by Law No. 26,317, imposes a Tax on Personal Property. According to this tax the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of this tax, shares of stock of Argentine corporations, such as Telecom Argentina’s ADSs and Class A, B and C Shares are considered as assets located in Argentina.

Although the Tax on Personal Property does not explicitly apply to individuals or entities domiciled outside Argentina, pursuant to Argentine Law No. 25,585, shares of stock corporations or other equity interests in companies regulated by Argentine Corporations Law 19,550, as amended, such as the ADSs

(held in book entry form or evidenced by ADRs) and Class A, B and C Shares, and whose holders are individuals and/or undivided estates domiciled in Argentina or in a foreign country, shall be subject to the Tax on Personal Property.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as of December 31 of each year. Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Telecom Argentina. The tax so paid shall be considered as a definite payment.

The abovementioned rules include an irrebuttable presumption that shares of stock corporations and other equity interests of companies regulated by Argentine Corporations Law 19,550, as amended, such as the ADSs (held in book entry form or evidenced by ADRs) and the Class A, B and C Shares, whose holders are companies, any other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Although, Telecom Argentina is required to pay this tax on behalf of the holders of the ADSs, Class A, B and C Shares, it has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

Therefore, Telecom Argentina’s ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina are subject to the Tax on Personal Property which, as mentioned above, shall be paid by Telecom Argentina on behalf of such holders of ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares.

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes, however no assurances can be made that Telecom Argentina will be successful in seeking reimbursement of all such taxes paid from holders of ADSs and Class A, B, and C shares. Therefore, as of December 31, 2008 Telecom Argentina has recorded an allowance for the amounts pending of collection.

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

United States Federal Income Taxes

The following discussion is a summary of the material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. This summary applies only to persons that hold ADSs or Class B Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•                  certain financial institutions;

•                  dealers and traders in securities who use a mark-to-market method of tax accounting;

•                  persons holding ADSs or Class B Shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or Class B Shares;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  persons liable for the alternative minimum tax;

•                  tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•                  entities classified as partnerships for U.S. federal income tax purposes;

•                  persons that own or are deemed to own 10% or more of any class of Telecom Argentina stock;

•                  persons who acquired our ADSs or Class B Shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•                  persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or Class B Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding ADSs or Class B Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or Class B Shares.

This summary is based upon the tax laws of the United States, including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. U.S. Holders should consult their tax advisors as to the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares in their particular circumstances, including the effect of any state or local tax laws.

In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement or any other related document will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means for U.S. federal income tax purposes, a beneficial owner of ADSs or Class B Shares that is:

•                  a citizen or resident of the United States;

•                  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the underlying Class B Shares.  Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class B Shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Such actions would also be inconsistent with claiming the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced rate of tax for dividends received by certain non-corporate holders described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that Telecom Argentina is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom Argentina (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will be included in the income of a U.S. Holder as ordinary dividend income. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends will be treated as foreign source dividend income to you and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend.  The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations and conditions that may vary depending upon circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on ADSs or Class B Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability. However, amounts paid on account of the Tax on Personal Property will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine taxes in computing taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Exchange or Other Disposition of ADSs or Class B Shares

Gain or loss realized by a U.S. Holder on the sale, exchange and other disposition of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the ADSs or Class B shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Gain or loss, if any, will generally be U.S.

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

Passive Foreign Investment Company Rules

Telecom Argentina believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2008. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time-to-time, there can be no assurance that Telecom Argentina will not be a PFIC for any taxable year.

If Telecom Argentina were a PFIC for any taxable year during which a U.S. Holder held an ADS or a Class B Share, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or Class B Shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class B Shares sold, exchanged or disposed. The amounts allocated to the taxable year of the sale or other exchange and to any year before Telecom Argentina became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or Class B Shares to the extent in excess of 125 percent of the average of the annual distributions on ADSs or Class B Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or Class B Shares.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If Telecom Argentina were a PFIC for any year during which a U.S. Holder held ADSs or Class B Shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder held ADSs or Class B Shares, even if the Company ceased to meet the threshold requirements for PFIC status.

In addition, if Telecom Argentina were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC in a taxable year in which Telecom Argentina pays a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

Telecom files annual and special reports and other information with the SEC. You may read and copy any document that Telecom files at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Telecom Argentina’s filings at the regional offices of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois, 60604 and 233 Broadway, New York, New York 10279. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

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

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2008 that are sensitive to changes in interest rates and foreign exchange rates. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our borrowings in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Our results of operations are very sensitive to changes in the peso/dollar and peso/euro exchange rates because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in dollars or euro. As of December 31, 2008, a substantial majority of our consolidated debt obligations (approximately 99%) were issued in currencies other than the Argentine peso. As of December 31, 2008, approximately 41% of our financial debt was issued in U.S. dollars, approximately 44% was issued in euro, approximately 10% was issued in Japanese yen and approximately 4% was issued in guaraníes.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to the euro and Japanese yen-denominated Series A notes fluctuations with respect to the U.S. dollar, which remain in effect as of the date of this Annual Report. The hedge contracts did not include any requirement to post collateral. Because Telecom Argentina primarily generates cash flows in Argentine pesos and the terms of the swap did not match the terms of the euro and Japanese yen-denominated obligations (due to the existence of mandatory prepayment terms in the underlying debt) these hedges were regarded as ineffective pursuant to applicable accounting standards.  These swap agreements expired in October 2008, generating a net inflow approximately equivalent to P$170 million. See Note 4.t to our Consolidated Financial Statements for a more detailed discussion of our swap agreements.

Additionally the Company has investments denominated in euros (approximately 63%) and U.S. dollars (approximately 37%) that are also sensitive to changes in peso/dollar and peso/euro exchange rates.

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

As of December 31, 2008 the Company had no significant outstanding floating rate borrowings.  Therefore, the Company is not currently exposed to significant fluctuations in the fair values of its debt obligations.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates and interest rates as of December 31, 2008. We conduct our business primarily in Argentine peso, which is also our functional and reporting currency. For debt obligations, the table presents cash flows by expected maturity dates based on the amortization schedules set forth in the relevant debt instruments and related weighted average rates.

	Consolidated Debt as of December 31, 2008 (P$ millions)
	Total Outstanding 2008	2009	2010	2012	2013	2014	Fair Market Value (1)
U.S. Dollars	843	5	688	52	52	46	720
Fixed rate	838	—	688	52	52	46	715
Average interest fixed rate	9.03%
Variable rate	5	5	—	—	—	—	5
Average interest variable rate	4.03%
Euros	897	—	—	311	311	275	713
Fixed rate	897	—	—	311	311	275	713
Average interest fixed rate	6.89%
Japanese Yen	193	—	—	67	67	59	153
Fixed rate	193	—	—	67	67	59	153
Average interest fixed rate	3.69%
Argentine Pesos	15	—	—	5	5	5	12
Fixed rate	15	—	—	5	5	5	12
Average interest fixed rate + CER	3.42%
Guaraníes	84	84	—	—	—	—	84
Fixed rate	84	84	—	—	—	—	84
Average interest fixed rate	8.84%
Total Group Debt (principal)	2,032	89	688	435	435	385	1,682
Estimated effect of expected prepayments	—	1,255	—	(435)	(435)	(385)	—
Total Group Debt based on expected prepayments (2)	2,032	1,344	688	—	—	—	1,682
Accrued interest	20	20	—	—	—	—	20
Effect on discounting Debt	(9)	(9)	—	—	—	—	—
Total Group Debt	2,043	1,355	688	—	—	—	1,702

(1)          The fair value of the Company’s debt as of December 31, 2008 was estimated based on the purchase price of notes bought by the Company in the last quarter of 2008 or, if the purchase price was not available, on the average quoted market price provided by financial agencies.

(2)          Telecom Argentina Series A note contain mandatory prepayment requirements which require it to apply its “excess cash” for specified purposes, including prepayment of the notes. Total Group Debt after estimated effect of expected prepayments reflects Management’s expectations, as of December 31, 2008, regarding the effect of this mandatory and optional prepayment provision on its outstanding indebtedness during fiscal year 2009, assuming that all excess cash generated during this period is applied to prepay the Series A notes. Estimates set forth in this row are Management estimates based on available information as of December 31, 2008 and constitute forward looking statements. These statements are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate. Actual amounts of excess cash that Telecom Argentina has available for prepayments during this period may differ. See “Forward Looking Statements.” Management of the Company will periodically revise its estimates of future excess cash availability and will consider the effect any variations may have. The above estimates of future prepayments were made to satisfy the requirements of Argentine GAAP and do not constitute a modification of the Company’s existing contractual payment commitments, nor should it be considered a decision of the Company to prepay any of its outstanding financial obligations.

(c)          Sensitivity to Exchange Rates and Interest Rates

We estimate, based on composition of our balance sheet as of December 31, 2008, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro, yen and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately P$48 million of our consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

Additionally we estimate, based on the composition of our balance sheet as of December 31, 2008, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against Argentine peso, plus or minus, would result in a variation of approximately P$24 million of our consolidated financial investments. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

We estimate, based on the current composition of our balance sheet as of December 31, 2008, that every variation in the interest rates of 100 basis points, plus or minus, to our current floating-rate consolidated debt would result in a variation of approximately P$0.05 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. The analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

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

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, and as set forth in its report dated March 6, 2009, and included in Item 18, management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2008. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2008 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

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

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

On April 29, 2008, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee for fiscal year 2008 and determined that Domingo Jorge Messuti  qualified as an Audit Committee financial expert. In conducting this evaluation, the Board took into account that Mr. Messuti holds a PhD in Economics from Universidad de Buenos Aires and an MBA from Columbia University (New York); he has lectured in Universidad de Buenos Aires, Universidad de San Andrés and Stanford University (California); he was Chairman of Banco Ciudad de Buenos Aires and BICE and served as a Director for several domestic companies. Based on Mr. Messuti’s professional background and training, the Board of Directors of Telecom Argentina has determined for the year 2008 that he meets the criteria for an Audit Committee financial expert. Mr. Messuti is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

Since Telecom Argentina’s annual shareholders’ meeting has been provisionally suspended and directors and alternate directors are appointed at the annual shareholders’ meeting, there have been no changes to the members of the Audit Committee of Telecom Argentina as of the date of this Annual Report. See “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—The Argentine Antitrust Commission’s Resolutions No. 04/09, 43/09, 44/09, 62/09 and 64/09.”  Therefore, Mr. Messuti, continues to hold his position as Audit Committee financial expert as of the date of this Annual Report.

ITEM 16B.             CODE OF ETHICS

The Board of Directors of Telecom Argentina has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of the Telecom Group.  No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of Telecom Argentina with respect to any provision of the Code. See Exhibits 11.1 and 11.2 to our Annual Report on Form 20-F for 2004 dated June 29, 2005. The Code of Business Conduct and Ethics is also available on our website at www.telecom.com.ar.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants (in millions of pesos) for the years ended December 31, 2008 and 2007.

Services Rendered	2008	2007
Audit Fees (1)	5.0	4.5
Audit-Related Fees (2)	1.2	0.1
Tax Fees	0.3	0.2
All Other Fees	0.1	0.1
Total	6.6	4.9

(1)          Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2008 and 2007, limited reviews of interim financial statements presented during 2008 and 2007, SEC filing reviews and other attestation services.

(2)          Includes fees for permitted internal control advice.

Audit Committee Pre-Approval Policies and Procedures

On March 22, 2004, Telecom Argentina’s Board of Directors approved policies and procedures relating to the pre-approval of auditors’ services and other permitted services (collectively, “Pre-Approval Procedures”) for the engagement of any service provided by external auditors to Telecom Argentina and its subsidiaries. Telecom Argentina’s Board performed Pre-Approval Procedures until April 2004 (the date on which the Audit Committee came into effect), after which Pre-Approval Procedures were performed by the Audit Committee. Consequently, since that date, all auditors’ services were pre-approved by the Audit Committee.

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

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Neither Telecom nor, to Telecom’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Telecom Argentina’s Class B Ordinary Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2008.

ITEM 16F.               CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

No changes in registrant’s certifying accountant have occurred since the date of the prior Annual Report on Form 20-F.

ITEM 16G.             CORPORATE GOVERNANCE

Telecom Argentina’s corporate governance practices differ from corporate governance practices of U.S. companies.  Telecom Argentina maintains a detailed description of the significant differences in corporate governance practices on its website at www.telecom.com.ar, last updated in January 2009.

The following is a summary of the material aspects in which Telecom Argentina’s corporate governance policies differ from those followed by U.S. companies under New York Stock Exchange listing standards.

•                  Composition of the Board of Directors: The NYSE requires each board of directors to be composed of a majority of independent directors.  Although this is not required under Argentine law, as of the date of this summary, the six-member Board of Telecom Argentina has three directors who qualify as “independent” according to SEC Rules.

•                  Board of Directors Annual Self-Evaluation:  The NYSE requires boards of directors of listed companies to conduct a self-evaluation at least annually, and report thereon, determining whether it and its committees are functioning effectively.  Under Argentine law, the board’s performance is evaluated at the Annual Ordinary Shareholders Meeting.

•                  Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee.  Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee.  In Argentina, it is unusual (though possible) for the Board to nominate new directors and the Board of Directors of Telecom Argentina refrains from making such proposals.  The right to nominate and appoint directors is vested in the shareholders who nominate and appoint regular and alternate directors at the Shareholders’ meetings.  On certain occasions, the Argentine Corporations Law delegates the right to designate directors to the Supervisory Committee.

•                  Compensation Committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a “compensation committee.” Telecom Argentina’s executive compensation matters are undertaken by the Board of Directors.  The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Shareholders’ meeting.

•                  Audit Committee Hiring Policies: The NYSE requires listed companies to have an audit committee which sets clear hiring policies for employees or former employees of the independent auditors.  There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

According to the provisions of General Resolution No. 516/07 of the CNV, which is effective for fiscal years beginning on or after January 1, 2008, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in  the CNV Public Offer Regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV.  Telecom Argentina’s first report regarding corporate governance practices, according to Resolution No. 516/07, was submitted to the CNV on June 12, 2009 and can be accessed through the CNV’s web site,  www.cnv.gov.ar.

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

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of Franco Bertone of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Franco Bertone and Valerio Cavallo pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date:                    June 26, 2009

Consolidated Financial Statements as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006

$  : Argentine peso

US$  : US dollar

$3.453 = US$1 as of December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Argentina.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 18. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

March 6, 2009

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

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2008. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2008 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Franco Bertone	/s/ Valerio Cavallo
Franco Bertone	Valerio Cavallo
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

March 6th, 2009

Consolidated Balance Sheets as of December 31, 2008 and 2007

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2008	As of December 31, 2007

ASSETS
Current Assets
Cash and banks	$36	$45
Investments	1,089	947
Accounts receivable, net	1,009	898
Other receivables, net	201	332
Inventories, net	251	157
Other assets, net	6	5
Total current assets	2,592	2,384
Non-Current Assets
Other receivables, net	87	282
Investments	7	2
Fixed assets, net	6,188	5,738
Intangible assets, net	772	760
Other assets, net	3	5
Total non-current assets	7,057	6,787
TOTAL ASSETS	$9,649	$9,171
LIABILITIES
Current Liabilities
Accounts payable	$1,769	$1,640
Debt	1,355	1,474
Salaries and social security payable	237	164
Taxes payable	618	266
Other liabilities	48	50
Contingencies	36	49
Total current liabilities	4,061	3,643
Non-Current Liabilities
Accounts payable	27	—
Debt	688	1,724
Salaries and social security payable	83	43
Taxes payable	224	289
Other liabilities	146	120
Contingencies	319	243
Total non-current liabilities	1,487	2,419
TOTAL LIABILITIES	$5,548	$6,062
Minority interest	81	79
SHAREHOLDERS’ EQUITY	$4,020	$3,030
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,649	$9,171

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the years ended December 31,
	2008	2007	2006
Continuing operations
Net sales	$10,608	$9,074	$7,372
Cost of services	(5,648)	(4,973)	(4,494)
Gross profit	4,960	4,101	2,878
General and administrative expenses	(368)	(313)	(267)
Selling expenses	(2,551)	(2,152)	(1,717)
Operating income	2,041	1,636	894
Gain on equity investees	—	—	5
Financial results, net	(265)	(441)	(484)
Other expenses, net	(268)	(98)	(184)
Net income before income tax and minority interest	1,508	1,097	231
Income tax (expense) benefit, net	(535)	(292)	22
Minority interest	(12)	(23)	(22)
Net income from continuing operations	961	782	231
Discontinued operations
Income from the operations	—	1	13
Income from assets disposal	—	101	—
Net income from discontinued operations	—	102	13
Net income	$961	$884	$244
Net income per share	$0.98	$0.90	$0.25

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2008, 2007 and 2006

(In millions of Argentine pesos — see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated earnings (deficit)	Total	Total Shareholders’ equity
Balances as of January 1, 2006	$984	3,044	4,028	277	31	(2,469)	(2,161)	$1,867
As approved by the Shareholders’ Ordinary Meeting held on April 27, 2006: Absorption of accumulated losses	—	(356)	(356)	(277)	—	633	356	—
Foreign currency translation adjustments	—	—	—	—	18	—	18	18
Net income for the year	—	—	—	—	—	244	244	244
Balances as of December 31, 2006	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	—	—	—	—	17	—	17	17
Net income for the year	—	—	—	—	—	884	884	884
Balances as of December 31, 2007	$984	2,688	3,672	—	66	(708)	(642)	$3,030
Foreign currency translation adjustments	—	—	—	—	21	—	21	21
Changes in the fair value of cash flow hedges, net of tax	—	—	—	—	8	—	8	8
Net income for the year	—	—	—	—	—	961	961	961
Balances as of December 31, 2008	$984	2,688	3,672	—	95	253	348	$4,020

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

 (In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$961	$884	$244
Net income from discontinued operations	—	(102)	(13)
Net income for the year from continuing operations	961	782	231
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	99	124	103
Depreciation of fixed assets	1,267	1,377	1,342
Amortization of intangible assets	22	39	49
Gain on equity investees	—	—	(5)
Consumption of materials	110	80	66
Gain on sale/disposal of fixed assets and other assets	—	(19)	(7)
Provision for lawsuits and contingencies	100	79	153
Holdings (gain) loss on inventories	(2)	59	5
Interest and other financial losses on loans	563	498	534
Income tax	531	284	(43)
Minority interest	12	23	22
Net increase in assets	(486)	(366)	(283)
Net increase (decrease) in liabilities	142	(14)	193
Total cash flows provided by operating activities	3,319	2,946	2,360
CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,546)	(1,208)	(825)
Intangible asset acquisitions	(15)	(35)	(41)
Acquisition of Cubecorp	(97)	—	—
Proceeds for the sale of fixed assets and other assets	12	21	17
Decrease (increase) in investments not considered as cash and cash equivalents	329	(533)	45
Proceeds for the sale of equity investees	—	182	—
Total cash flows used in investing activities	(1,317)	(1,573)	(804)
CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	91	45	36
Payment of debt	(1,444)	(1,290)	(1,113)
Payment of interest and debt-related expenses	(185)	(293)	(414)
Cash dividends paid	(20)	(38)	—
Payment of capital reimbursement of Nucleo	—	—	(4)
Total cash flows used in financing activities	(1,558)	(1,576)	(1,495)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	444	(203)	61
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	458	661	600
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$902	$458	$661

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.            The Company and its operations

Telecom Argentina S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” in April 1990.

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

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Company had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of the subsidiaries with their respective percentage of capital stock owned as of December 31, 2008, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc.	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97
	Cubecorp Argentina S.A. (“Cubecorp”)	100.00%		07.15.08

Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Nucleo S.A. (“Nucleo”)	67.50%	Personal	02.03.98

(i)                                     Percentage of equity interest owned has been rounded.

(ii)                                  Dormant entity at December 31, 2008.

As of December 31, 2007 and 2006, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information.

2.            Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

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

2.            Regulatory framework (continued)

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

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom Argentina USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2008

As of December 31, 2008, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  Value added services, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2008, the Company’s subsidiaries have been granted the following licenses:

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

2.                                   Regulatory framework (continued)

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

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•      General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•      Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference prices for interconnection. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 by means of which it was created a Working Commission made up by members of the SC and the CNC, with a 120-days term to prepare a draft of the Number Portability Regulation.

•      Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

2.                                   Regulatory framework (continued)

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the SU Fund for those that are still pending. Likewise, the SC could choose to consider as SU other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

The new regulation establishes two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

It also establishes that the SC will review the SU programs which were established under the previous regulation, guaranteeing the continuity of those being under execution and implementing those that were reviewed.

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective areas of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU Programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (net of taxes) to the SU Fund and keeps the “pay or play” mechanism for the contribution of the monthly fee or, if corresponds, the claim of the receivable.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers — two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers — and another member to be appointed by independent carriers). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with assisting and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval of the SC.

The Decree also requires telecommunications service providers to create, within 60 days from its effective date of publication, a procedure to select the Fiduciary institution and to provide a Fiduciary agreement proposal, both subject to the SC approval. At the date of issuance of these consolidated financial statements, the Technical Committee has been created and has begun to analyze the limit of its functions and the procedures associated to them. Likewise, telecommunications service providers had already selected the Fiduciary institution and had sent to the SC the Fiduciary agreement which was approved by the SC in January 2009, but there is still pending some administrative matters for the creation of the SU Fund.

On December 9, 2008, the SC issued Resolution No. 405/08 which stipulates that telecommunication service providers should deposit into their special accounts the 1% of the revenues as defined in Decree No. 558/08, without offsetting any cost incurred for the provision of this service.

On January 12, 2009, the Company and Personal, filed their claims before the SC against the provisions of SC Resolution No. 405/08, based on the illegality of this rule, for it is opposite to the provisions of the Decree No. 558/08, and offends the rights of both licensees to consider in the determination of the investment contribution, the compensation for the provision of the programs of SU, in accordance with the “pay or play” mechanism, as stated in the Decree No. 558/08.

2.                                   Regulatory framework (continued)

The management of the Group, with the opinion of its legal counsels, considers it has meritorious legal defenses for the favorable outcome of the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending of approval from the Regulatory Authority.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that, considering the complexity of this methodology, efforts should be made to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After several years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 - December 2008 Telecom has estimated a receivable of $401 (unaudited) and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the approval of the SU programs, the review by the Regulatory Authority and the availability of funds in the trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2008, this provision amounts to $121. In addition, in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007 - December 2008 an account payable of $39. As a consequence, as of December 31, 2008, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $36) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC, by means of CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15 and calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification of such SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; so, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

2.                                   Regulatory framework (continued)

In September 2008, Personal has rejected the claim explaining its grounds to justify the interest rate applied. However, the management of Personal has considered the implementation of the reimbursement of the interests claimed by the CNC. As a consequence, Personal has recorded a provision of $9 with counterpart in the line item “Financial results, net”. Personal estimates this implementation would be ready soon.

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

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by the telephone lines installed in penal institutions and system with the purpose of registering the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial statements, the Company was evaluating the feasible technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of changes in Social Security contributions

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

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

2.                                   Regulatory framework (continued)

At December 31, 2008, the Company has a net receivable of $81 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the line item “Other receivables” ($11 as current receivables and $93 as non-current receivables).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2008, the reserves corresponding to these regulatory duties amounted to $86.

As from December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region. The Company has started to install fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results, which was shown as a deduction from the Resolution No. 41/07 receivables.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $10.2. Management of the Company is reviewing the results, and if the amount is appropriate, the Company intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.d — Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. The Company has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

2.                                   Regulatory framework (continued)

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2008 and 2007, the Company recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (j) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

(j) Renegotiation of agreements with the Argentine Government

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2009.

2.                                   Regulatory framework (continued)

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

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be successfully completed.

(k) “Buy Argentine” Act

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

This regulation, thus, reduce the operating flexibility of the Company due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

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

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Nucleo, Micro Sistemas, Telecom Argentina USA and Cubecorp). As of December 31, 2007 and 2006, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information.

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

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

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

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2008, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I) - (II)
Total assets	9,649	9,599	(50)
Total liabilities	5,548	5,530	(18)
Minority interest	81	81	—
Shareholders’ equity	4,020	3,988	(32)

Net income	961	970	9

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

3.                                   Preparation of financial statements (continued)

(g) Concentration of credit risk

The Company’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,937,000 (unaudited) at December 31, 2008, 3,849,000 (unaudited) at December 31, 2007 and 3,750,000 (unaudited) at December 31, 2006 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,425,000 (unaudited) at December 31, 2008, 3,767,000 (unaudited) at December 31, 2007 and 3,032,000 (unaudited) at December 31, 2006.

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

(h) Earnings per share

The Company computes net income per common share by dividing net income for the year by the weighted average number of common shares outstanding.

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

Discontinued operations (former “Directory publishing”)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

4.            Summary of significant accounting policies (continued)

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

The net carrying value of these capitalized costs was $67 as of December 31, 2008 (in the Voice, data and Internet segment) and $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment).

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

4.            Summary of significant accounting policies (continued)

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

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $11 of net carrying value as of December 31, 2008. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

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

The Company capitalizes interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	5-10
Switching equipment	5-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

As a consequence of the commercial decision of accelerating the migration from TDMA technology to GSM technology, during fiscal year 2007 Personal had accelerated depreciation of the TDMA network, expecting to be concluded by March 31, 2008. As a consequence of the claim of several customers, the canceling of the TDMA network concluded in June 2008. By means of this, the depreciation of this network amounted to $243 and $64 for the years ended December 31, 2007 and 2008, respectively.

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

4.            Summary of significant accounting policies (continued)

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

• PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007. Renovation costs are being amortized in 5 years.

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

• Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

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

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

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

4.            Summary of significant accounting policies (continued)

(n) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At December 31, 2008 the Company holds capital leases in the amount of $9, maturing in fiscal year 2009. A summary by major class of fixed assets covered by capital leases at December 31, 2008 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	19	3 years	5 years
Accumulated depreciation	(6)
Net value	13

(o) Severance indemnities

Severance payments made to employees are expensed as incurred.

(p) Taxes payable

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

For the year ended December 31, 2008, Telecom has estimated a provision for income taxes, net of part of the receivable from the tax on minimum presumed income and of payments in advance of income taxes. Accordingly, and considering that Telecom’s 2008 economic-financial projections estimate an income tax payable, the receivable for the tax on minimum presumed income was included in “Other non-current receivables”.

For the year ended December 31, 2008, Personal has estimated a provision for income taxes, net of the receivable from the tax on minimum presumed income and of payments in advance of income taxes.

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2008, 2007 and 2006.

(q) Other liabilities

•      Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

4.            Summary of significant accounting policies (continued)

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The following tables summarize benefit costs for the years ended December 31, 2008, 2007 and 2006, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
Accumulated benefit obligation	$5	$7
Effect of future compensation increases	4	11
Projected benefit obligation	$9	$18

	Years ended December 31,
	2008	2007	2006
Service cost	$1	$1	$1
Interest cost	3	3	3
Total benefit cost	$4	$4	$4

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2008	2007	2006
Discount rate (1)	10.5%	10.5%	10.5%
Projected increase rate in compensation	10-16%	10.5-14%	10-12%

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

(r) Exchange of debt instruments

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

(s) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

4.            Summary of significant accounting policies (continued)

(t) Derivatives to hedge the Company’s exposure to foreign currency and/or interest rate fluctuations

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

1. Foreign currency swap contracts related to Notes

During fiscal year 2005, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. These swap agreements expired in October 2008, generating a net income of funds approximately equivalent to $170.

Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (loss) on derivatives”.

2. Non-Deliverable Forward (“NDF”) contracts to purchase US Dollars at fixed rate

a) For Notes denominated in foreign currency

During last quarter of 2008, Telecom Argentina entered into several contracts to purchase a total amount of US$ 108.5 million for a fixed forward average price of Argentine peso 3.49 per US dollar maturing April 2009 in order to hedge its exposure to foreign currency fluctuations with respect to its Notes denominated in foreign currency. During January 2009, the Company entered into new supplementary derivative contracts (additional information in Note 17).

Considering that the Company primarily generates cash flows in Argentine pesos and the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations (due to the existence of the prepaid terms), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Gain (loss) on derivatives” with the counterpart in the line “Other receivables” in an amount of $9.

b) For foreign currency service contracts

In June 2008, Personal entered into several NDF contracts to purchase a total amount of US$ 39.7 million between September 2008 and December 2009 for fixed forward prices of Argentine peso 3.0785 through 3.4450 per US dollar in order to hedge its exposure to US dollar fluctuations related to a software license service contract to be quarterly cancelled in US dollars. Some of these contracts have matured (US$ 7.1 million in September 2008 and US$ 7.1 million in December 2008) and the outstanding contracts amount to US$ 25.4 million.

In July 2008, Telecom also entered into several NDF contracts to purchase a total amount of US$ 4.7 million between January 2009 and September 2009 for fixed forward prices of Argentine peso 3.11 through 3.30 per US dollar in order to hedge its exposure to US dollar fluctuations related to a software and hardware service contract to be monthly cancelled in US dollars.

The critical terms of NDF contracts and service contracts (amounts and maturities) are the same, allowing a perfect cash flows matching between both contracts.

Considering the management objective and strategy to reduce its exposure to US dollar fluctuations and denominate its obligations in Argentine peso, currency in which the Company mainly generates its cash flow, the Company designated these NDF contracts as effective cash flow hedges of software license service contract (an unrecognized firm commitment). Changes in the fair value of cash flow hedges were recognized as a separate component of Shareholders’ equity of the balance sheet, which subsequently will be reclassified to earnings when the hedged item affects earnings. As of December 31, 2008, the fair value of these derivative instruments was a receivable of $13.

4.            Summary of significant accounting policies (continued)

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

(u) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2008, 2007 an 2006 are shown in Note 16.h. under the line item “Advertising”.

(w) Results from discontinued operations

Under Argentine GAAP, the sale of the former subsidiary Publicom, approved by the Company’s Board of Directors in March 2007, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of the disposal date identifying the results of operations in a separate line “Income from discontinued operations” of the consolidated statements of income.

A summary of the results of operations of Publicom, net of intercompany transactions, which were included in this separate line, is as follows:

	Years ended December 31,
	2007	2006
Income from the operations
Net sales	$3	$65
Salaries and social security	(2)	(11)
Taxes	—	(1)
Maintenance, materials and supplies	—	(22)
Bad debt expense	—	(1)
Fees for services	—	(1)
Advertising	(1)	(3)
Other commissions	—	(3)
Others	(1)	(4)
Operating (loss) income before depreciation and amortization	(1)	19
Depreciation of fixed assets and amortization of intangible assets	—	(1)
Operating (loss) income	(1)	18
Financial results, net	1	2
Other expenses, net	—	(2)
Net income before income tax	—	18
Income tax benefit (expense)	1	(5)
Net income from the operations	1	13

Income from assets disposal
Income from the sale of the shares	182	—
Equity value at March 31, 2007	(15)	—
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)	—
Net income before income taxes	164	—
Income taxes	(63)	—
Net income from assets disposal	101	—

Income from discontinued operations	$102	$13

5.           Breakdown of the main accounts

(a)         Cash and banks

Cash and banks consist of the following:

	As of December 31, 2008	As of December 31, 2007
Cash	$9	$7
Banks	27	38
	$36	$45

5.            Breakdown of the main accounts (continued)

(b)         Investments

Investments consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Time deposits	$718	$848
Government bonds	223	—
Mutual funds	144	99
Related parties (Note 7)	4	—
	$1,089	$947
Non current
Related parties (Note 7)	$6	$1
2003 Telecommunications Fund	1	1
	$7	$2

(c)          Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Voice, data and Internet	$538	$478
Wireless (i)	602	539
Wireless – related parties (Note 7)	5	7
Subtotal	1,145	1,024
Allowance for doubtful accounts (Note 16.e)	(136)	(126)
	$1,009	$898
Non current
Voice, data and Internet	$1	$—
Allowance for doubtful accounts (Note 16.e)	(1)	—
	$—	$—

(i) Includes $20 as of December 31, 2008 and $25 as of December 31, 2007 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Prepaid expenses	$57	$42
Tax credits	48	40
SU credits (Note 2.d)	36	9
NDF for Notes (Note 4.t.2.a and 4.t.1)	9	212
NDF for service contracts (Note 4.t.2.b)	13	—
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	11	12
Restricted funds	9	9
Other	41	31
Subtotal	224	355
Regulatory contingencies (Notes 2 g and i and 16.e)	(11)	(12)
Allowance for doubtful accounts (Note 16.e)	(12)	(11)
	$201	$332
Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$93	$77
Prepaid expenses	21	15
Credit on minimum presumed income tax	20	227
Other tax credits	17	13
Restricted funds	15	14
Other	13	13
Subtotal	179	359
Regulatory contingencies (Notes 2 g and i and 16.e)	(75)	(64)
Allowance for doubtful accounts (Note 16.e)	(17)	(13)
	$87	$282

(e)          Inventories

Inventories consist of the following:

	As of December 31, 2008	As of December 31, 2007
Wireless handsets and equipment (Note 16.f)	$267	$175
Allowance for obsolescence (Note 16.e)	(16)	(18)
	$251	$157

5.            Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Fixed assets held for sale	$7	$5
Allowance for other assets (Note 16.e)	(1)	—
	$6	$5
Non current
Fixed assets held for sale	$6	$9
Allowance for other assets (Note 16.e)	(3)	(4)
	$3	$5

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2008	As of December 31, 2007
Non current
Net carrying value (Note 16.a)	$6,207	$5,758
Write-off of materials (Note 16.e)	(19)	(20)
	$6,188	$5,738

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Fixed assets suppliers	$773	$563
Other assets and services suppliers	607	679
Inventories suppliers	157	202
Subtotal	1,537	1,444
Deferred revenues	134	103
Related parties (Note 7)	62	53
Agent commissions	21	34
SU reimbursement (Note 2.d.2)	15	6
	$1,769	$1,640
Non current
Fixed assets suppliers — Related parties (Note 7)	$27	$—

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Vacation, bonuses and social security payable	$193	$145
Termination benefits	44	19
	$237	$164
Non current
Termination benefits	$83	$43

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Income tax, net	$290	$1
Tax on SU (Note 2.d)	121	97
VAT, net	67	55
Turnover tax	47	43
Internal taxes	25	19
Regulatory fees	15	11
Tax on minimum presumed income	—	15
Other	53	25
	$618	$266
Non current
Deferred tax liabilities	$224	$289

5.            Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2008	As of December 31, 2007
Current
Guarantees received	$12	$7
Deferred revenue on sale of capacity and related services	10	7
Court fee	3	3
Contingencies payable	—	20
Other	21	13
	$46	$50
Non current
Deferred revenue on sale of capacity and related services	$86	$60
Asset retirement obligations	37	26
Court fee	11	12
Retirement benefits	9	18
Other	3	4
	$146	$120

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2008	2007	2006
Voice	$2,701	$2,601	$2,467
Internet	735	528	430
Data	217	173	156
Voice, data and Internet	3,653	3,302	3,053
Prepaid and post-paid	2,362	1,988	1,404
Roaming, TLRD and CPP	1,645	1,412	1,085
Value added services	1,735	1,264	815
Sale of handsets	712	583	536
Other	111	92	124
Wireless in Argentina	6,565	5,339	3,964
Prepaid and post-paid	269	301	244
Roaming, TLRD and CPP	79	102	90
Value added services	7	5	1
Sale of handsets	8	7	8
Internet	13	5	—
Other	14	13	12
Wireless in Paraguay	390	433	355
Total net sales	$10,608	$9,074	$7,372

(m) Gain on equity investees

Gain on equity investees consists of the following:

	Years ended December 31,
	2008	2007	2006
Gain on capital reimbursement of Nucleo	$—	$—	$6
Loss on 2003 Telecommunications Fund	—	—	(1)
	$—	$—	$5

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2008	2007	2006
Generated by assets
Interest income	$85	$94	$77
Related parties (Note 7)	1	1	—
Foreign currency exchange gain	104	26	6
Holding (gain) loss on inventories	2	(59)	(5)
Other	7	—	8
Total generated by assets	$199	$62	$86
Generated by liabilities
Interest expense	$(203)	$(294)	$(365)
Less capitalized interest on fixed assets	20	23	14
Loss on discounting of debt	(53)	(84)	(131)
Foreign currency exchange loss	(233)	(293)	(204)
Gain (loss) on derivatives	(29)	141	114
Gain on purchase of Notes	34	—	—
Other	—	4	2
Total generated by liabilities	$(464)	$(503)	$(570)
	$(265)	$(441)	$(484)

5.            Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2008	2007	2006
Severance payments and termination benefits	$(144)	$(84)	$(48)
Provision for contingencies (Note 16.e)	(100)	(79)	(82)
Allowance for obsolescence of inventories (Note 16.e)	(12)	(7)	(5)
Provision for regulatory contingencies (Note 16.e)	(12)	(42)	(14)
Allowance for doubtful accounts and other assets	(6)	(4)	(13)
Allowance for obsolescence of materials (Note 16.e)	(2)	—	(22)
Gain on sale of fixed assets and other assets	—	19	7
Gain on SC Resolution No. 41/07 and IDC (Note 2.g and i)	—	92	—
Other, net	8	7	(7)
	$(268)	$(98)	$(184)

6.                                     Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2008	2007	2006	2005
Cash and banks	$36	$45	$30	$44
Current investments	1,089	947	631	596
Total as per balance sheet	$1,125	$992	$661	$640
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	(534)	—	—
- Government bonds	(223)	—	—	(40)
Total cash and cash equivalents as shown in the statement of cash flows	$902	$458	$661	$600

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Years ended December 31,
	2008	2007	2006
Foreign currency exchange gain on cash and cash equivalents	$70	$17	$6
Interest income generated by current investments	44	52	42
Interest income generated by accounts receivable	42	41	35
Collection (payment) on swap settlement	170	12	(41)
Subtotal (originated in financial transactions)	326	122	42
Other cash flows provided by operating activities	2,993	2,824	2,318
Total cash flows provided by operating activities	$3,319	$2,946	$2,360

Income taxes eliminated from operating activities components:

	Years ended December 31,
	2008	2007	2006
Reversal of income tax included in the statement of income	$535	$292	$(22)
Income taxes paid	(4)	(8)	(21)
Total income taxes eliminated from operating activities	$531	$284	$(43)

Changes in assets/liabilities components:

	Years ended December 31,
	2008	2007	2006
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(23)	$(2)	$(5)
Trade accounts receivable	(175)	(221)	(132)
Other receivables	(180)	(92)	(61)
Inventories	(107)	(51)	(85)
Other assets	(1)	—	—
	$(486)	$(366)	$(283)
Net (decrease) increase in liabilities
Accounts payable	$52	$(22)	$247
Salaries and social benefits payable	112	44	30
Taxes payable	8	5	(33)
Other liabilities	8	9	22
Contingencies	(38)	(50)	(73)
	$142	$(14)	$193

6.                                     Supplementary cash flow information (continued)

Interest paid during the years ended December 31, 2008, 2007 and 2006, amounted to $185, $293 and $414, respectively.

•                  Main non-cash operating transactions:

	Years ended December 31,
	2008	2007	2006
Provision for minimum presumed income tax	$—	$34	$46
Derivatives	200	129	155
Credit on minimum presumed income tax offset with income taxes	285	128	—
Credit on income tax from cash dividends paid by foreign companies	5	7	—
Foreign currency translation adjustments in assets	47	56	73
Foreign currency translation adjustments in liabilities	8	30	37

•                  Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2008	2007	2006
Acquisition of fixed assets (Note 16.a)	$(1,656)	$(1,416)	$(1,176)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(626)	(445)	(116)
Less:
Acquisition of fixed assets through incurrence of accounts payable	703	623	446
Capitalized interest on fixed assets	20	23	14
Wireless handsets lent to customers at no cost (i)	3	5	4
Asset retirement obligations	10	2	3
	$(1,546)	$(1,208)	$(825)

(i)           Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2008	2007	2006
Acquisition of intangible assets (Note 16.b)	$(41)	$(27)	$(72)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(5)	(14)	(6)
Less:
Acquisition of intangible assets through incurrence of accounts payable	31	6	13
Debt issue costs classified as financing activities	—	—	24
	$(15)	$(35)	$(41)

Acquisition of Cubecorp includes:

	Years ended December 31,
	2008	2007	2006
Cash paid for the acquisition of the shares of Cubecorp	$(98)	$—	$—
Cash and cash equivalents included in the acquisition of Cubecorp	1	—	—
	$(97)	$—	$—

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2008	2007	2006
Collection of time deposits with maturities of more than three months	$334	$(532)	$—
Loan to Nortel	(5)	(1)	—
Government bonds with maturities of more than three months	—	—	45
Total cash flows from investments not considered as cash equivalents	$329	$(533)	$45

6.                                     Supplementary cash flow information (continued)

•                  Financing activities components:

	Years ended December 31,
	2008	2007	2006
Debt proceeds	$91	$45	$36
Payment of Notes	(1,119)	(932)	(1,027)
Purchase of Notes	(237)	—	—
Payment of bank loans	(88)	(358)	(86)
Payment of interest on Notes	(180)	(264)	(316)
Payment of interest on bank loans	(5)	(29)	(74)
Dividends paid	(20)	(38)	—
Payment of debt restructuring related expenses	—	—	(24)
Payment of liquidating dividend of Nucleo	—	—	(4)
Total financing activities components	$(1,558)	$(1,576)	$(1,495)

In April 2008, Nucleo paid cash dividends amounting to $62, corresponding $20 to the minority shareholders. In May 2007, Nucleo had paid cash dividends amounting to $88, corresponding $38 to the minority shareholders.

7 - Related party transactions

(a) Controlling group

As of December 31, 2008, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

Nortel’s ordinary shares (67.79% of the capital stock) are owned by Sofora Telecomunicaciones S.A. (“Sofora”). As of December 31, 2008, Sofora’ s shares (as recorded in this company) are owned by the Telecom Italia Group (50%), W de Argentina – Inversiones S.L. (48%) and France Câbles et Radio and Atlas Services Belgium (jointly the remaining 2%).

In connection with these transactions, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

(b) Put option acquired by W de Argentina – Inversiones S.L.

In September 2003, W de Argentina – Inversiones S.L., acquired a put option on the 2% interest in Sofora that was owned by France Câbles et Radio and Atlas Services Belgium. Telecom Argentina has been informed by W de Argentina – Inversiones S.L. that it exercised its 2% option on February 1, 2008. Additionally, Sofora has notified Telecom Argentina that on February 12, 2008, it received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina–Inversiones S.L.

Sofora, with the goal of obtaining certainty on this matter, submitted a petition to the SC requesting it to determine if, in accordance with rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities.

Similarly, W de Argentina – Inversiones S.L. has informed Telecom that it is their position that prior authorization by the SC was not necessary, and accordingly, that it requested the immediate registration of such transfer of interest and that it had brought legal actions accordingly.

At the date of issuance of these consolidated financial statements, neither the Court nor the SC have decided on this subject.

(c) Call options acquired by Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired two call options on W de Argentina – Inversiones S.L.’ entire interest in Sofora (“the Telecom Italia International N.V. Options”) for an aggregate purchase price (premium price) of US$60 million.

The exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008).

7 - Related party transactions (continued)

On December 29, 2008, the Argentine Antitrust Commission issued Resolution No. 123/08 resolving that until the Commission issues its decision over the Telecom Italia International N.V. Options, as provided by Law No. 25.156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to, those purchase options”. The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On January 28, 2009, the Argentine Antitrust Commission, by means of Resolution No. 6/09, rejected the appeal for lack of irreparable damage but affirmed that the parties would keep their rights, because the Resolution No. 123/08 only “implies a suspension of the terms provided in the Options until the Regulatory Authority mentioned in Law No. 25.156” resolves on the Transaction, as mentioned in e) below.

Telecom Argentina has been informed that W de Argentina — Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s registry of shareholders, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. At the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

The Telecom Italia International N.V. Options are: (i) a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and (ii) a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013

(d) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(e) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (from Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

As a consequence of the Transaction, Pirelli & C. S.p.A. and its subsidiaries and controlled companies are no longer related parties of the Telecom Group.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia) and the existing regulatory framework. Some of these different opinions were adopted by members of Telecom Argentina’s Board. Various legal actions involving Telecom’s indirect shareholders were also initiated.

Similarly, the Transaction required the intervention of the Argentine Antitrust Commission and the CNC.

Additional information on the Transaction and its consequences can be consulted in www.cnv.gov.ar (section “Autopista de Información Financiera”) and in www.sec.gov.

(f) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

7 - Related party transactions (continued)

The following is a summary of the balances and transactions with related parties as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006:

	As of December	As of December
Investments	31, 2008	31, 2007
Standard Bank (a) (c)	$4	$—
	$4	$—
Accounts receivable
TIM Celular S.A. (b)	$2	$5
Telecom Italia S.p.A. (b)	3	2
	$5	$7
Non-current investments
Nortel S.A.	$6	$1
	$6	$1
Current accounts payable:
Italtel Argentina S.A. (b)	$37	$25
Telecom Italia Sparkle S.p.A. (b)	12	9
Latin American Nautilus Argentina S.A. (b)	4	2
Latin American Nautilus Ltd. (b)	3	—
Telecom Italia S.p.A. (b)	2	12
Latin American Nautilus USA Inc. (b)	1	1
TIM Celular S.A. (b)	1	—
Etec S.A. (b)	1	1
Entel S.A. (Bolivia) (b) (d)	—	2
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	1
	$62	$53
Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$24	$—
Latin American Nautilus Argentina S.A. (b)	2	—
Latin American Nautilus USA Inc. (b)	1	—
	$27	$—

		Years ended December 31,
	Transaction description	2008	2007	2006
Services rendered:
TIM Celular S.A. (b)	Roaming	$14	$12	$9
Telecom Italia S.p.A. (b)	Roaming	6	7	5
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	7	6	6
Latin American Nautilus Argentina S.A. (b)	International inbound calls	1	2	1
Entel S.A. (Bolivia) (b) (d)	International inbound calls	—	3	2
Standard Bank (a) (c)	Usage of fixed telephony	5	5	—
Standard Bank (a) (c)	Interest	—	1	—
Nortel S.A.	Interest	1	—	—
Total services rendered		$34	$36	$23
Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls	(41)	(17)	(19)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(14)	(28)	(17)
Italtel Argentina S.A. (b)	Maintenance, materials and supplies	(6)	(3)	(4)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(5)	(6)	(10)
Etec S.A. (b)	International outbound calls	(4)	(4)	(4)
Latin American Nautilus Argentina S.A. (b)	Lease of circuits	(4)	(1)	(2)
Latin American Nautilus USA Inc. (b)	International outbound calls	(2)	(1)	(1)
Entel S.A. (Bolivia) (b) (d)	International outbound calls	(1)	(5)	(4)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(10)	(8)	(6)
Caja de Seguros S.A. (a)	Insurance	(3)	(2)	(2)
La Estrella Cía de Seguros de retiro S.A. (a)	Salaries and social security	(1)	(1)	—
Caja de Ahorro y Seguro S.A. (a)	Insurance	—	(1)	(2)
Haras El Capricho S.A. (a)	Advertising	—	(1)	—
Total services received		$(91)	$(78)	$(71)
Purchases of fixed assets/intangible assets:
Italtel Argentina S.A. (b)		$111	$85	$51
Telecom Italia Sparkle S.p.A. (b)		33	26	47
Latin American Nautilus Ltd.(b)		4	—	—
Latin American Nautilus Argentina S.A.(b)		2	1	3
Telecom Italia S.p.A. (b)		1	2	—
Latin American Nautilus USA Inc.(b)		1	—	1
Total fixed assets and intangible assets		$152	$114	$102

(a)          Such companies relate to W de Argentina - Inversiones S.L.

(b)         Such companies relate to Telecom Italia Group.

(c)          This company is a related party as from April 2007.

(d)         This entity is no longer related party at April 2008.

7 - Related party transactions (continued)

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

8 - Debt

8.1. Short-term and long-term debt

As of December 31, 2008 and 2007, the Company’s short-term and long-term debt comprises the following:

	As of December	As of December
	31, 2008	31, 2007
Short-term debt:
- Principal:
Notes	$1,255	$1,372
Bank loans	89	69
Subtotal	1,344	1,441
- Accrued interest	20	30
- Effect on discounting of debt	(9)	—
- Derivatives	—	3
Total short-term debt	$1,355	$1,474
Long-term debt:
- Principal:
Notes	$688	$1,781
Bank loans	—	5
Subtotal	688	1,786
- Effect on discounting of debt	—	(62)
Total long-term debt	$688	$1,724
Total debt	$2,043	$3,198

The following table segregates the Telecom Group’s debt by company as of December 31, 2008:

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2008	Consolidated as of December 31, 2007
• Principal	1,255	688	89	2,032	3,227
• Accrued interest	17	1	2	20	30
Subtotal	1,272	689	91	2,052	3,257
• Effect on discounting of debt	(9)	—	—	(9)	(62)
• Derivatives	—	—	—	—	3
Total debt	1,263	689	91	2,043	3,198
• Short-term debt	1,263	1	91	1,355	1,474
• Long-term debt	—	688	—	688	1,724

8.2. Debt of Telecom Argentina

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2008:

			Outstanding		Interest rate		Book value at December 31, 2008 (in millions of $)					Fair value
Series	Class	Nominal value (in million)	nominal value (in million)	Outstanding debt	(“Step- up”) (*)	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	as of December 31, 2008
Listed
A-1	1	US$98	US$98	US$40	8.00%	Oct 2014	139	2	141	(1)	140	108
A-1	2	Euro 493	Euro 414	Euro 170	6.89%	Oct 2014	816	12	828	(5)	823	661
							955	14	969	(6)	963	769
Unlisted
A-2	1	US$7	US$7	US$3	8.00%	Oct 2014	11	—	11	—	11	8
A-2	2	Euro 41	Euro 41	Euro 17	6.89%	Oct 2014	81	1	82	(1)	81	65
A-2	3	Yen 12,328	Yen 12,328	Yen 5,074	3.69%	Oct 2014	193	2	195	(2)	193	155
A-2	4	$ 26	$ 26	(**) $ 15	3.42%	Oct 2014	15	—	15	—	15	12
							300	3	303	(3)	300	(***) 240
							1,255	17	1,272	(9)	1,263	1,009

(*)           Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

(**)        The outstanding debt includes the CER adjustment.

(***)      Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.

As from the issuance of the Notes through October 15, 2008, the Company has made principal prepayments (mandatory and, sometimes, optional), which prepaid all principal amortization payments originally scheduled up to October 2011. By means of this, since the issuance date of the notes, the Company has cancelled 58.84% of Series A Notes and 100% of Series B Notes (issued by US$999 million).

8 - Debt (continued)

Since October 16, 2008, Telecom Argentina purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of Euros 78,940,277 of Series A Regulation S Euro Notes Due 2014 (equivalent to an outstanding nominal amount of Euros 32,491,818). The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. As a consequence of these operations, the Series A Notes nominal outstanding debt is 41.16%.

Measurement of the Notes

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

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2008	B+	AA-	B+	AA-
December 31, 2008	B	AA-	B	AA-
February 12, 2009	B-	AA-	B	AA-

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

Based on the December 31, 2007 and June 30, 2008 financial statements, the Company has determined an “excess cash” of $427 and $179, respectively. As a consequence, with these “excess cash” and voluntary payments, Telecom Argentina made principal payments of Notes, in the amount of $822 and $ 253 on April 15, 2008 and October 15, 2008, respectively.

Based on the December 31, 2008 financial statements, the Company has determined an “excess cash” of $109 (equivalent to US$ 32 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the Notes will have to be at least two and a half times such distribution payment.

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

Negative covenants

The terms and conditions of the Notes require that the Company complies with various negative covenants, including limitations on:

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

Events of default

The terms and conditions of the Notes provide for certain events of default as follows:

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

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the Notes.

8 - Debt (continued)

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

•                  Claims by non-participant creditors

In October 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, in September 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

An alleged creditor, the Argo Fund, filed several actions against Telecom’s petition. All rulings were granted in favor of Telecom Argentina’s position. So, the final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. Notes

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

During fiscal year 2008, Personal cancelled the two last Series 2 installments (including accrued interest) for an aggregate amount of $50 ($44 for principal amount and $6 for interest amount).

Additionally, during fiscal year 2008, Personal cancelled Series 3 interest for an amount of $65 (equivalent to US$20 million). During the last quarter of fiscal year 2008, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of US$ 40,098,000 of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. At the date of issuance of these consolidated financial statements, Personal purchased Notes pursuant to market purchase transactions (additional information in Note 17).

The following table shows the outstanding series of Notes as of December 31, 2008:

			Outstanding					Book value as of December 31, 2008 (in millions of $)				Fair value as
Series	Nominal value (in millions)		nominal value (in millions)		Term in years	Maturity date	Annual rate %	Principal	Accrued interest	Issue discount and underwriting fees	Total	of December 31, 2008
3	US$	240	US$	200	5	December 2010	9.25	690	1	(2)	689	602
							Total	690	1	(2)	689	602

8 - Debt (continued)

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2008	B+	AA-	B+	AA-
December 31, 2008	B	AA-	B	AA-
February 12, 2009	B-	AA-	B	AA-

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. At maturity date, Personal fully paid this loan for an aggregate amount of US$12 million, equivalent to $38 ($37 for principal and $1 for interest).

3. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

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

4. Negative covenants

The terms and conditions of Personal’s Notes require that Personal comply with various negative covenants, including limitations on:

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

5. Events of default

The terms and conditions of Personal’s Notes provide for certain events of default as follows:

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

8 - Debt (continued)

(b) Nucleo

Debt in foreign currency (US$)

During fiscal year 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; at December 31, 2008, Nucleo has cancelled US$ 7.9 million at the respective due date.

At the date of issuance of these consolidated financial statements, Nucleo has cancelled the remaining US$ 1.6 million.

Debt in local currency (Guaranies)

During fiscal year 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with a maturity date between six and nine months and a payment of accrued interests that shall be made quarterly. At December 31, 2008, Nucleo has cancelled, at the due date, Guaranies 49,406 million (equivalent to $32) and has renewed the remaining loan for a total amount of Guaranies 12,750 million (equivalent to $8). This new loan is a bullet loan with an average four-month installments. During fiscal year 2009, Nucleo has renewed this loan with a year-maturity date and a payment of accrued interests that shall be made quarterly.

During the second and third quarter of 2008, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 107,700 million (equivalent to $75), with an average maturity date of nine months. At the date of issuance of these consolidated financial statements, Nucleo has cancelled, Guaranies 20,800 million (equivalent to $15).

(c) Cubecorp

At the time of incorporation to the Telecom Group, Cubecorp had bank loans for a total amount of $9 (equivalent to US$ 2.5 million). At December 31, 2008, such financial debt was totally cancelled.

9 - Shareholders’ equity

(a) Common stock

At December 31, 2008, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

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

9 - Shareholders’ equity (continued)

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase).

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

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

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee for a two-year term.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above. The remaining 17,205 Class “C” shares belong to individual shareholders, 2,822 of which are blocked by different injunctions.

10.          Income tax

As describe in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable for the years ended December 31, 2008 and 2007 consists of the following:

	As of December 31, 2008					As of December
	Telecom	Cubecorp	Personal	Nucleo	Total	31, 2007

Income tax provision	$238	$—	$390	$7	$635	$134
Credit on minimum presumed income tax	(230)	—	(5)	—	(235)	(103)
Payments in advance of income taxes	(8)	—	(94)	(8)	(110)	(30)
Income tax payable (receivable)	—	—	291	(1)	290	1
Non current net deferred tax liabilities (assets)	210	9	6	(1)	224	289
Total deferred tax liabilities (assets)	$210	$9	$297	$(2)	$514	$290

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2008					As of December
	Telecom	Cubecorp	Personal	Nucleo	Total	31, 2007

Tax loss carryforwards	$—	$1	$1	$—	$2	$130
Allowance for doubtful accounts	34	—	41	—	75	81
Provision for contingencies	125	—	30	—	155	129
Other deferred tax assets	105	1	7	—	113	117
Total deferred tax assets	264	2	79	—	345	457
Fixed assets	(63)	—	(49)	4	(108)	(103)
Inflation adjustments (i)	(387)	(10)	(16)	(3)	(416)	(527)
Purchase price allocation of Cubecorp’s fixed assets (ii)	(23)	—	—	—	(23)	—
Other deferred tax liabilities (iii)	(1)	—	(4)	—	(5)	—
Estimated cash dividends receivable from foreign companies	—	—	(5)	—	(5)	(10)
Total deferred tax liabilities	(474)	(10)	(74)	1	(557)	(640)
Subtotal deferred tax assets (liabilities)	(210)	(8)	5	1	(212)	(183)
- Valuation allowance	—	(1)	(11)	—	(12)	(106)
Net deferred tax (liabilities) assets as of December 31, 2008	$(210)	$(9)	$(6)	$1	$(224)
Net deferred tax (liabilities) assets as of December 31, 2007	$(283)	—	$(4)	$(2)		$(289)

(i)             Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

(ii)         This deferred tax liability was generated by the acquisition of shares of Cubecorp and has no impact in the consolidated statement of income.

(iii)       This deferred tax liability was generated by the effect of changes in the fair value of cash flow hedges and has no impact in the consolidated statement of income.

10.          Income tax (continued)

Income tax benefit (expense) for the years ended December 31, 2008, 2007 and 2006 consists of the following:

	Year ended December 31, 2008
	Telecom	Cubecorp	Personal	Nucleo	Telecom Argentina USA	Total

Current tax expense	$(238)	$—	$(390)	$(7)	$—	$(635)
Deferred tax benefit (expense)	94	(1)	2	3	—	98
Valuation allowance	3	(1)	—	—	—	2
Income tax expense	$(141)	$(2)	$(388)	$(4)	$—	$(535)

	Year ended December 31, 2007
	Telecom	Cubecorp	Personal	Nucleo	Telecom Argentina USA	Total

Current tax expense	$—	$—	$(116)	$(17)	$(1)	$(134)
Deferred tax expense	(159)	—	(87)	(1)	—	(247)
Valuation allowance	100	—	(11)	—	—	89
Current tax expense from discontinued operations	(63)	—	—	—	—	(63)
Income tax expense	$(122)	$—	$(214)	$(18)	$(1)	$(355)

	Year ended December 31, 2006
	Telecom	Cubecorp	Personal	Nucleo	Telecom Argentina USA	Total

Current tax expense	$—	$—	$—	$(8)	$—	$(8)
Deferred tax (expense) benefit	(48)	—	(4)	1	—	(51)
Valuation allowance	81	—	—	—	—	81
Income tax benefit (expense)	$33	$—	$(4)	$(7)	$—	$22

Income tax benefit (expense) from continuing operations for the years ended December 31, 2008, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$2,186	$39	$2,225
Non taxable items – Gain on equity investees	(731)	—	(731)
Non taxable items – Other	48	(15)	33
Subtotal	1,503	24	1,527
Statutory income tax rate	35%	10%
Income tax expense at statutory tax rate	(527)	(2)	(529)
Additional income tax from cash dividends paid by foreign companies	(6)	(2)	(8)
Change in valuation allowance	2	—	2
Income tax expense as of December 31, 2008	$(531)	$(4)	$(535)

Pre-tax income on a separate return basis	$1,399	$89	$1,488
Non taxable items – Gain on equity investees	(391)	—	(391)
Non taxable items – Other	(34)	17	(17)
Subtotal	974	106	1,080
Statutory income tax rate	35%	(* )
Income tax expense at statutory tax rate	(341)	(12)	(353)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Change in valuation allowance	89	—	89
Income tax expense as of December 31, 2007	$(273)	$(19)	$(292)

Pre-tax income on a separate return basis	$268	$79	$347
Non taxable items – Gain on equity investees	(116)	—	(116)
Non taxable items – Other	(8)	(7)	(15)
Subtotal	144	72	216
Statutory income tax rate	35%	10%
Income tax expense at statutory tax rate	(52)	(7)	(59)
Change in valuation allowance	81	—	81
Income tax benefit (expense) as of December 31, 2006	$29	$(7)	$22

(*) In 2007, the statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 39.5%.

11.          Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $943 as of December 31, 2008, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

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

(c) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

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

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

11.          Commitments and contingencies (continued)

(d) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2008, the Company has established reserves in an aggregate amount of $441 to cover potential losses under these claims ($86 for regulatory contingencies deducted from assets and $355 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2008, these restricted funds totaled $24 (included in the line item “Other receivables”).

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

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought mainly by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 — which expressly exempted the Company from issuing the profit sharing bonds provided in Law No. 23,696 — be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought — relying upon the criterion upheld by the relevant Prosecutors in each case — pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While two Divisions confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

In order to support its rights, the Company filed appeals against those unfavorable decisions, and although said decisions have not yet been analyzed by the Supreme Court of Justice, it is to be noted that the abovementioned decision of the Supreme Court, when resolving on the similar case against Telefonica, has generated a judicial precedent which, to the opinion of the legal counsels of the Company, increases the probabilities that the Company has to affront these contingencies, notwithstanding the right of repetition that attends Telecom against the National State.

11.          Commitments and contingencies (continued)

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay —licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percent of profit sharing, prescription criteria, distribution method between the beneficiaries of the program).

As of December 31, 2008, the management of the Company, with the aid of its legal counsels, has recorded allowances that estimates sufficient to insure the risks derived from these claims, having considered the legal antecedents available at the date of issuance of these consolidated financial statements.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

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

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2008, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network.

In April 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. The Company has appealed the decision to the Argentine Supreme Court of Justice, which was granted.

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

11.          Commitments and contingencies (continued)

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence before the National Fiscal Court.

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

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company’s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

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

12.  Acquisition of Cubecorp

(i)       Description of the transaction

On July 15, 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98, equivalent to US$ 32.3 million at that date. Subsequently, Telecom transferred 5% of the shares to Personal for an approximate amount of $5, equivalent to US$ 1.6 million.

Within the framework of the positioning of the Company as an integrated ICT (“Information and Communication Technology”) solutions provider for the corporate wholesale segment and for the Government, Telecom acquires with Cubecorp a Data Center located in Pacheco, Department of Buenos Aires. It provides IT outsourcing services which include: computerized equipment, connectivity, information security, monitoring, storage, backboard and data recovery, support, operation and administration. Furthermore, Telecom adds to its interdisciplinary professional staff dedicated to the Data Centers solutions, a specialized and qualified staff, dedicated both to the operation and maintenance of the Data Center and to the marketing of these services.

With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs. This service quality is supported by several certifications obtained by Cubecorp (Banco Central de la República Argentina, SAP, EMC, Suntone, Cisco, Oracle and Microsoft).

On August 1st, 2008, Telecom and Personal jointly made irrevocable capital contributions for $10.5 to Cubecorp in accordance with their respective participations, and the corresponding shares are expected to be issued during fiscal year 2009.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved the Preliminary Agreement of Merger, by which Telecom would incorporate Cubecorp by merger, effective January 1st, 2009. As a consequence of this agreement and in order to facilitate the merger, Personal sold to Telecom its shares in an amount of US$1.8 million (equivalent to $6).

(ii)   Accounting treatment

Under Argentine GAAP, the transaction described in a) above, was accounted for in accordance with the guidelines of RT 18 and RT 21, using the “Purchase method”.

The Company has then: i) determined the cost of acquisition as the total amount paid for the shares plus directly attributable costs related to the transaction and ii) assigned the cost of the acquisition to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The allocation of the acquisition cost to the assets acquired and liabilities assumed resulted in an increase of the value of the fixed assets acquired and the recognition of customer-related intangible assets, both net of tax effect.

The effects of the application of this method are included in “Application of the purchase method” in the table below.

In addition, at the time of the acquisition and in accordance with RT 21, Telecom has conformed the accounting policies used by Cubecorp to the Company’s. The only significant adjustment was the recognition of a deferred tax liability generated by the difference between book value of the fixed assets adjusted for inflation and the tax value of those assets. The effect is included in “Conformity of accounting policies” in the table below.

12.  Acquisition of Cubecorp (continued)

(iii)     Effect of the acquisition in the consolidated financial statements

A summary of the assets acquired and liabilities assumed, based on an special financial statement as of June 30, 2008 issued by the seller, is as follows:

	Special financial statement as of June 30, 2008	Conformity of accounting policies	Application of the purchase method	Estimated fair value of Cubecorp’s assets and liabilities
ASSETS
Cash and banks	1	—	—	1
Other receivables	19	—	(9)	10
Fixed assets	30	—	100	(a)	130
Intangible assets — customer relationship	—	—	2	(b)	2
Total assets	50	—	93	(I)	143
LIABILITIES
Accounts payable	3	—	—	3
Loans	8	—	—	8
Salaries and social security payable	2	—	—	2
Taxes payable	—	3	27	30
Other liabilities	1	—	—	1
Contingencies	1	—	—	1
Total liabilities	15	3	27	(II)	45

Total paid for shares				(I) – (II)	98

(a)            Includes $64 of purchase price allocation to fixed assets.

(b)           Corresponds to Cubecorp’s customer relationship.

The effect in the Group’s results of operations for the period between Cubecorp’s acquisition date and December 31, 2008 (that was included in the Voice, data and Internet reportable segment - see Note 13), is as follows:

Net sales	6
Salaries and social security	(2)
Taxes	(1)
Fees for services	(2)
Energy, water and others	(1)
Others	(1)
Operating loss before depreciation and amortization	(1)
Fixed assets depreciation	(4)
Operating loss	(5)
Financial results, net	1
Income tax expense	(2)
Net loss	(6)

Cubecorp’s cash flow contribution for the period between Cubecorp’s acquisition date and December 31, 2008, is as follows:

Cash flow used for operating activities	—

Cash flow provided by (used for) investing activities
Fixed asset acquisitions	(1)
Cash and cash equivalents included in Cubecorp’s acquisition	1
Cash flow provided by investing activities	—

Cash flow provided by (used for) financing activities
Capital contribution received	11
Payment of debt	(9)
Cash flow provided by financing activities	2
Increase in cash and cash equivalents	2
Cash and cash equivalents at the beginning of period	—
Cash and cash equivalents at year end	2

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

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Cubecorp
Micro Sistemas (i)

Wireless	Personal
Nucleo

(i)            Dormant entity at December 31, 2008, 2007 and 2006.

13.          Segment information (continued)

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2008, 2007 and 2006, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2008

•                  Income statement information

	Voice, data and Internet	Wireless
Results from continuing operations	(a)	Personal	Nucleo	Subtotal	Total
Services	3,612	5,853	382	6,235	9,847
Equipment sales	41	712	8	720	761
Net sales	3,653	6,565	390	6,955	10,608
Salaries and social security	(931)	(256)	(30)	(286)	(1,217)
Taxes	(223)	(590)	(12)	(602)	(825)
Maintenance, materials and supplies	(373)	(148)	(20)	(168)	(541)
Bad debt expense	(10)	(55)	(2)	(57)	(67)
Interconnection costs	(156)	—	—	—	(156)
Cost of international outbound calls	(145)	—	—	—	(145)
Lease of circuits	(67)	(38)	(19)	(57)	(124)
Fees for services	(181)	(197)	(11)	(208)	(389)
Advertising	(137)	(224)	(27)	(251)	(388)
Agent commissions and distribution of prepaid cards commissions	(43)	(691)	(35)	(726)	(769)
Other commissions	(51)	(104)	(4)	(108)	(159)
Roaming	—	(174)	(3)	(177)	(177)
Charges for TLRD	—	(707)	(57)	(764)	(764)
Cost of sales	(38)	(978)	(10)	(988)	(1,026)
Others	(264)	(242)	(25)	(267)	(531)
Operating income before depreciation and amortization	1,034	2,161	135	2,296	3,330
Depreciation of fixed assets and amortization of intangible assets	(822)	(375)	(92)	(467)	(1,289)
Operating income	212	1,786	43	1,829	2,041
Financial results, net	(166)	(102)	3	(99)	(265)
Other expenses, net	(212)	(56)	—	(56)	(268)
Net (loss) income before income tax and minority interest	(166)	1,628	46	1,674	1,508
Income tax, net	(143)	(388)	(4)	(392)	(535)
Minority interest	—	—	(12)	(12)	(12)
Net (loss) income	(309)	1,240	30	1,270	961

(a)          Includes net sales of $40, operating income before depreciation of $10, operating profit of $8 and net income of $8 corresponding to Telecom Argentina USA.

•                  Balance sheet information

Fixed assets, net	4,032	1,788	368	2,156	6,188
Intangible assets, net	173	598	1	599	772
Capital expenditures (without ARO and debt issue costs)	924	661	102	763	1,687
Net book value of Cubecorp’s fixed assets included in the acquisition of shares	132	—	—	—	132
Depreciation of fixed assets	(806)	(370)	(91)	(461)	(1,267)
Amortization of intangible assets (without debt issue costs)	(16)	(5)	(1)	(6)	(22)
Net financial debt	(679)	(139)	(85)	(224)	(903)

•                  Cash flow information

Cash flows provided by operating activities	1,781	1,435	103	1,538	3,319
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(826)	(636)	(99)	(735)	(1,561)
Acquisition of Cubecorp	(97)	—	—	—	(97)
Decrease (increase) in investments not considered as cash and cash equivalents and other	346	(5)	—	(5)	341
Total cash flows used in investing activities	(577)	(641)	(99)	(740)	(1,317)
Cash flows from financing activities:
Debt proceeds	—	3	88	91	91
Payment of debt	(1,197)	(208)	(39)	(247)	(1,444)
Payment of interest and debt-related expenses	(109)	(72)	(4)	(76)	(185)
Cash dividends paid	—	—	(20)	(20)	(20)
Total cash flows provided by (used in) financing activities	(1,306)	(277)	25	(252)	(1,558)
(Decrease) increase in cash and cash equivalents	(102)	517	29	546	444
Cash and cash equivalents at the beginning of the year	147	246	65	311	458
Cash and cash equivalents at year end	45	763	94	857	902

13.          Segment information (continued)

For the year ended December 31, 2007

•                  Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Total
Services	3,284	4,756	426	5,182	8,466
Equipment sales	18	583	7	590	608
Net sales	3,302	5,339	433	5,772	9,074
Salaries and social security	(744)	(188)	(28)	(216)	(960)
Taxes	(196)	(453)	(11)	(464)	(660)
Maintenance, materials and supplies	(307)	(122)	(18)	(140)	(447)
Bad debt expense	(12)	(57)	(2)	(59)	(71)
Interconnection costs	(151)	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	(138)
Lease of circuits	(58)	(25)	(18)	(43)	(101)
Fees for services	(140)	(151)	(9)	(160)	(300)
Advertising	(89)	(195)	(22)	(217)	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	(704)
Other commissions	(46)	(80)	(4)	(84)	(130)
Roaming	—	(149)	(2)	(151)	(151)
Charges for TLRD	—	(556)	(53)	(609)	(609)
Cost of sales	(18)	(867)	(8)	(875)	(893)
Others	(188)	(184)	(29)	(213)	(401)
Operating income before depreciation and amortization	1,186	1,692	174	1,866	3,052
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	(1,416)
Operating income	358	1,182	96	1,278	1,636
Financial results, net	(262)	(185)	6	(179)	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(98)
Net income before income tax and minority interest	35	962	100	1,062	1,097
Income tax, net	(60)	(214)	(18)	(232)	(292)
Minority interest	—	—	(23)	(23)	(23)
Net (loss) income from continuing operations	(25)	748	59	807	782
Income from discontinued operations	102	—	—	—	102
Net income	77	748	59	807	884

(a)          Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom Argentina USA.

•                  Balance sheet information

Fixed assets, net	3,927	1,494	317	1,811	5,738
Intangible assets, net	154	606	—	606	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	(39)
Net financial debt	(1,358)	(612)	(23)	(635)	(1,993)

•                  Cash flow information

Cash flows provided by operating activities	1,738	1,052	156	1,208	2,946
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	(1,243)
Proceeds for the sale of equity investees	182	—	—	—	182
Decrease (increase) in investments not considered as cash and cash equivalents and other	(511)	(1)	—	(1)	(512)
Total cash flows used in investing activities	(929)	(548)	(96)	(644)	(1,573)
Cash flows from financing activities:
Debt proceeds	—	—	45	45	45
Payment of debt	(889)	(371)	(30)	(401)	(1,290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	(293)
Cash dividends paid	—	—	(38)	(38)	(38)
Total cash flows used in financing activities	(1,071)	(479)	(26)	(505)	(1,576)
(Decrease) increase in cash and cash equivalents	(262)	25	34	59	(203)
Cash and cash equivalents at the beginning of the year	409	221	31	252	661
Cash and cash equivalents at year end	147	246	65	311	458

13.          Segment information (continued)

For the year ended December 31, 2006

•                  Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Total
Services	3,046	3,428	347	3,775	6,821
Equipment sales	7	536	8	544	551
Net sales	3,053	3,964	355	4,319	7,372
Salaries and social security	(663)	(146)	(20)	(166)	(829)
Taxes	(175)	(355)	(9)	(364)	(539)
Maintenance, materials and supplies	(227)	(77)	(13)	(90)	(317)
Bad debt expense	(16)	(46)	(1)	(47)	(63)
Interconnection costs	(159)	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	(56)
Fees for services	(107)	(141)	(11)	(152)	(259)
Advertising	(70)	(137)	(18)	(155)	(225)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	(548)
Other commissions	(42)	(66)	(5)	(71)	(113)
Roaming	—	(135)	(2)	(137)	(137)
Charges for TLRD	—	(410)	(35)	(445)	(445)
Cost of sales	(26)	(963)	(10)	(973)	(999)
Others	(144)	(127)	(16)	(143)	(287)
Operating income before depreciation and amortization	1,262	873	150	1,023	2,285
Depreciation of fixed assets and amortization of intangible assets	(935)	(383)	(73)	(456)	(1,391)
Operating income	327	490	77	567	894
Gain (loss) on equity investees	(1)	6	—	6	5
Financial results, net	(375)	(122)	13	(109)	(484)
Other expenses, net	(137)	(48)	1	(47)	(184)
Net (loss) income before income tax and minority interest	(186)	326	91	417	231
Income tax, net	33	(4)	(7)	(11)	22
Minority interest	—	—	(22)	(22)	(22)
Net (loss) income from continuing operations	(153)	322	62	384	231
Income from discontinued operations	13	—	—	—	13
Net (loss) income	(140)	322	62	384	244

(a)          Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA.

•                  Balance sheet information

Fixed assets, net	4,047	1,449	243	1,692	5,739
Intangible assets, net	147	622	12	634	781
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	1,225
Depreciation of fixed assets	(924)	(366)	(52)	(418)	(1,342)
Amortization of intangible assets (without debt issue costs)	(11)	(17)	(21)	(38)	(49)
Net financial debt	(2,324)	(1,026)	(2)	(1,028)	(3,352)

•                  Cash flow information

Cash flows provided by operating activities	1,606	647	107	754	2,360
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	(866)
Decrease (increase) in investments not considered as cash and cash equivalents and other	62	—	—	—	62
Total cash flows used in investing activities	(373)	(379)	(52)	(431)	(804)
Cash flows from financing activities:
Debt proceeds	—	—	36	36	36
Payment of debt	(984)	(73)	(56)	(129)	(1,113)
Payment of interest and debt-related expenses	(283)	(128)	(3)	(131)	(414)
Cash dividends paid	—	—	(4)	(4)	(4)
Total cash flows used in financing activities	(1,267)	(201)	(27)	(228)	(1,495)
(Decrease) increase in cash and cash equivalents	(34)	67	28	95	61
Cash and cash equivalents at the beginning of the year	443	154	3	157	600
Cash and cash equivalents at year end	409	221	31	252	661

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

Balance sheets:

	As of December	As of December
	31, 2008	31, 2007
ASSETS
Current Assets
Cash and banks	$19	$22
Investments	552	733
Accounts receivable, net	487	438
Other receivables, net	77	278
Other assets, net	6	5
Total current assets	1,141	1,476
Non-Current Assets
Other receivables, net	55	258
Investments (i)	1,825	1,192
Fixed assets, net	3,898	3,919
Intangible assets, net	171	154
Other assets, net	3	5
Total non-current assets	5,952	5,528
TOTAL ASSETS	$7,093	$7,004
LIABILITIES
Current Liabilities
Accounts payable	$813	$761
Debt	1,263	1,360
Salaries and social security payable	195	136
Taxes payable	59	65
Other liabilities	36	25
Contingencies	25	39
Total current liabilities	2,391	2,386
Non-Current Liabilities
Accounts payable	27	—
Debt	—	967
Salaries and social security payable	82	43
Taxes payable	212	283
Other liabilities	116	99
Contingencies	245	196
Total non-current liabilities	682	1,588
TOTAL LIABILITIES	$3,073	$3,974
SHAREHOLDERS’ EQUITY	$4,020	$3,030
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,093	$7,004

(i) Includes $1,824 and $1,191 as of December 31, 2008 and December 31, 2007, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of December 31, 2008, includes $1,691, $129 and $4, corresponding to Personal, Cubecorp and Telecom Argentina USA, respectively. As of December 31, 2007, includes $1,189 and $2, corresponding to Personal and Telecom Argentina USA, respectively.

Statements of income:

	Years ended December 31,
	2008	2007	2006
Results from continuing operations
Net sales	$4,226	$3,772	$3,404
Cost of services	(2,318)	(2,046)	(1,953)
Gross profit	1,908	1,726	1,451
General and administrative expenses	(233)	(191)	(162)
Selling expenses	(893)	(709)	(625)
Operating income	782	826	664
Gain on equity investees (i)	694	328	34
Financial results, net	(162)	(260)	(376)
Other expenses, net	(210)	(51)	(120)
Net income before income tax	1,104	843	202
Income tax (expense) benefit, net	(143)	(59)	33
Net income from continuing operations	961	784	235
Income from discontinued operations	—	100	9
Net income	$961	$884	$244

(i) The gain (loss) on equity investees includes:

	Years ended December 31,
	2008	2007	2006
Personal	$694	$328	$33
Telecom Argentina USA	2	—	2
Cubecorp	(2)	—	—
2003 Telecommunications Fund	—	—	(1)
Total	$694	$328	$34

14.          Unconsolidated information (continued)

Condensed statements of cash flows:

	Years ended December 31,
	2008	2007	2006
Cash flows provided by operating activities	$1,774	$1,732	$1,606
Cash flows from investing activities
Acquisition of fixed and intangible assets	(818)	(595)	(435)
Dividends received	220	—	—
Cubecorp’s acquisition and paid in capital	(109)	—	—
Decrease (increase) in investments not considered as cash and cash equivalents and other concepts	357	(329)	62
Total cash flows used in investing activities	(350)	(924)	(373)
Cash flows from financing activities
Payment of debt	(1,188)	(889)	(984)
Payment of interest and debt-related expenses	(109)	(182)	(283)
Total cash flows used in investing activities	(1,297)	(1,071)	(1,267)
Increase (decrease) in cash and cash equivalents	127	(263)	(34)
Cash and cash equivalents at the beginning of year	221	484	518
Cash and cash equivalents at the end of the year	$348	$221	$484

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

I.    Differences in measurement methods

As indicated in Note 3.c, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Under US GAAP, financial statements are prepared on a historical cost basis.

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

	Years ended December 31,
	2008	2007	2006
Reconciliation of net income:
Total net income under Argentine GAAP	$961	$884	$244
US GAAP adjustments:
Foreign currency translation (a)	—	(4)	(17)
Depreciation of foreign currency exchange differences (b.2)	39	104	104
Telecom Argentina’s Debt Restructurings (c)	—	296	418
Extinguishment of Nucleo’s restructured debts (d)	—	—	7
Fair value option for Notes of Telecom Argentina (e)	205	—	—
Other adjustments (f)	(16)	9	(2)
Tax effects on US GAAP adjustments (g)	(80)	(143)	(185)
Minority interest (h)	—	2	3
Net income under US GAAP	$1,109	$1,148	$572

	As of December 31,
	2008	2007	2006
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$4,020	$3,030	$2,129
US GAAP adjustments:
Foreign currency translation (a)	—	(72)	(49)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (b.2)	717	678	574
Telecom Argentina’s Debt Restructurings (c)	—	(579)	(875)
Fair value option for Notes of Telecom Argentina (e)	253	—	—
Other adjustments (f)	(12)	3	(6)
Tax effects on US GAAP adjustments (g)	(61)	239	382
Minority interest (h)	—	23	16
Shareholders’ equity under US GAAP	$4,133	$2,538	$1,387

15.          Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2008	2007	2006
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	$2,538	$1,387	$819
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	408	—	—
Other comprehensive income (loss)	78	3	(4)
Net income under US GAAP	1,109	1,148	572
Shareholders’ equity as of the end of the year	$4,133	$2,538	$1,387

(*) Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579
Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268
Difference between book value and fair value of debt (i)-(ii)		$635
Reversal of Telecom Argentina debt issuance costs
Net carrying value of debt issuance costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issuance costs	(1)
Adjustment for net carrying value of debt issuance costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)
Total cumulative-effect adjustment, net of tax effect		$408

a) Foreign currency translation

As indicated in Note 4.a, under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using year-end exchange rate in accordance with RT 18. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”) requires determination of the functional currency related to foreign subsidiaries. In the case of foreign subsidiaries whose local currency is not the functional currency, the remeasurement of assets and liabilities to the functional currency is required prior to translation of assets and liabilities using the year-end exchange rate to the reporting currency.

Until December 31, 2007, the functional currency of Nucleo, a Paraguayan subsidiary, was the US dollar. Therefore, following the guidelines established in SFAS No.52, remeasurement adjustments were included in the income statement, while translation adjustments from the functional currency to the reporting currency, the Argentine Peso, were recorded as a separate component of shareholders’ equity.

Based on significant changes in the economic facts and circumstances affecting the operations of Nucleo, such as the generation of a substantial portion of its service revenues in guaraníes and the changes on the currency of its financial indebtedness from US dollar to guaraní, management has concluded that, as from the current year, the Paraguayan currency, the guaraní, is the functional currency of such subsidiary.

Consequently, since January 1st, 2008, the functional currency of Nucleo has been changed from the US dollar to the guaraní.

The effects of such change were applied prospectively since the beginning of the year. As the change results in the elimination of the reconciling item between Argentine GAAP and US GAAP, as from January 1st, 2008 there is no reconciling item that affects income and shareholders’ equity at the end of the year 2008.

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

b.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2008, 2007 and 2006, of the adjustment described in b.1) above.

15.          Differences between Argentine GAAP and US GAAP (continued)

c) Telecom Argentina’s Debt Restructurings

As discussed in Note 8.2, Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005 (“Debt Restructuring”). The Debt Restructuring involved (i) the full settlement of certain outstanding loans of the Company and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the Company with modified terms. In connection with (ii), the Company issued new debt instruments.

Under Argentine GAAP, the new debt instruments issued by Telecom Argentina were recorded at estimated net present value at restructuring date, recognizing in the year 2005, a net pre-tax gain on Telecom Argentina’s debt restructuring of $1,424 (a gain on discount on principal and interest of $1,151 and a gain on discounting of debt of $352, net of related expenses of $79).

Under US GAAP, the Company concluded under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No.02-04 (“EITF No.02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, that the Debt Restructuring represented a troubled debt restructuring. Accordingly, under US GAAP, the Debt Restructuring was accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Accordingly, under both Argentine GAAP and US GAAP a gain of $19 on Debt Restructuring was recognized.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, the Company has determined the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis.

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructuring. The carrying values of the loans are being reduced as payments were made. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

For those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, recording a gain of $91 under US GAAP. Thereafter, all cash payments under the new terms were accounted for as reductions of the carrying amount of the payables and no interest expense was recognized. When any principal prepayments were made, the Company estimated the total new future mandatory cash payments and consequently recorded a gain under US GAAP as a result of the reduction of the estimated future interest payments at the time of prepayment.

This measurement criterion under US GAAP detailed above has been applied to the restructured debts of Telecom Argentina until December 31, 2007, the moment in which the Company adopted SFAS No.159 as described in e) below.

In summary, the US GAAP reconciling item of net income for the years ended December 31, 2007 and 2006 reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of interest expense of new debt instruments computed under Argentine GAAP, (c) gain arising under US GAAP from principal prepayments and (d) computation of interest expense under US GAAP, as described above.

The US GAAP reconciling item for the Debt Restructurings until the adoption of SFAS No.159 for the restructured debt of Telecom is comprised as follows:

Included in the reconciliation of net income:

	Years ended December 31,
	2007	2006
Reversal of loss on accretion recognized under Argentine GAAP (a)	$84	$131
Reversal of interest expense computed under Argentine GAAP (b)	170	226
Gain on principal prepayments under US GAAP (c)	158	179
Computation of interest expense under US GAAP (d)	(116)	(118)
Total US GAAP reconciling item for Debt Restructurings	$296	$418

15.          Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of shareholders´ equity:

	December 31,
Telecom Argentina’s Debt	2007	2006
Total debt under Argentine GAAP (a)	$2,327	$2,894
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)
Discounting of debt amount at year-end	62	146
Gain on principal prepayments under US GAAP	(337)	(179)
Difference between Argentine GAAP and US GAAP on the computed interest	(187)	(133)
Total debt under US GAAP (b)	$2,906	$3,769
Total US GAAP reconciling item for Debt Restructurings (b) - (a)	$579	$875

d) Extinguishment of Nucleo’s restructured debts

In the first quarter of 2006, Nucleo issued new debt which, together with available cash, was used to fully settle the outstanding bank loans which had been restructured in November 2004.

As Nucleo’s restructured debt was fully settled, under both Argentine GAAP and US GAAP, the Company derecognized such debt and recorded, under US GAAP, a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debts and the cash surrendered.

Nucleo’s restructured debt had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP, as “troubled debt restructuring”. Accordingly, under US GAAP, the carrying amount of Nucleo’s restructured debt as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income for the year ended December 31, 2006 represents such different gain on Nucleo’s debt extinguishment.

e) Fair value option for Notes of Telecom Argentina

The Company adopted the provisions of SFAS No.159, “The fair value option for financial assets and financial liabilities — Including an amendment of FASB Statement No. 115” (“SFAS No.159”) on January 1, 2008. Pursuant to this pronouncement, the fair value option can be elected on an instrument by instrument basis. The Company elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring concluded in August 2005 and were valued as described in c) above. Management of the Company believed that the fair value option better reflects the current value of the debt and approximates such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the swap contracts entered to in connection with this debt, which are recorded at fair value both under US GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences existed between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to US GAAP for these instruments).

As a result of the adoption of SFAS 159, the Company reversed the associated debt issuance costs previously capitalized.

The adjustment under US GAAP, net of tax effect, at the adoption date was $408 ($0.41 peso per share) which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of fair value measurement were shown as a reconciliation item to income statement in the US GAAP reconciliation as of and for the year ended December 31, 2008.

The US GAAP reconciling item for fair value option for Notes of Telecom Argentina is comprised as follows:

Included in the reconciliation of net income:

Year ended December 31, 2008	Gain (Loss)
Gain on change in fair value of Telecom Notes	$198
Reversal of amortization of Telecom debt issuance costs recorded under Argentine GAAP	7
Total US GAAP reconciling item for fair value option	$205

15.          Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of shareholders´ equity:

As of December 31, 2008
Book value of Telecom Argentina Notes under Argentine GAAP (a)	$1,263
Fair value of Telecom Argentina Notes (b)	1,009
Difference between book value and fair value of Telecom Argentina Notes (a)-(b)	254
Reversal of net carrying value of Telecom Argentina debt issuance costs	(1)
Total US GAAP reconciling item for fair value option	$253

f) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income:

	Years ended December 31,
	2008	2007	2006
Inventories	$(16)	$8	$—
Present-value accounting	—	1	(6)
Fixed assets held for sale	—	(1)	(1)
Cost related to certain amendments of restructured debt terms	—	1	(2)
Accounting for investments in debt securities	—	—	7
Total other adjustments (f)	$(16)	$9	$(2)

Included in the reconciliation of shareholders´ equity:

	As of December 31,
	2008	2007	2006
Inventories	$(8)	$8	$—
Present-value accounting	(2)	(2)	(3)
Fixed assets held for sale	(2)	(2)	(1)
Cost related to certain amendments of restructured debt terms	—	(1)	(2)
Total other adjustments (f)	$(12)	$3	$(6)

• Inventories

As indicated in Note 4.i, under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market. The adjustment corresponds to the difference between inventories at replacement cost and inventories at cost using the “First in first out” method (“FIFO”).

• Present-value accounting

As indicated in Note 4.f, under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

• Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at the lower of cost less accumulated depreciation at the time of transfer to the held-for-sale category, or market. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the years presented represents the higher depreciation of such assets held and used under US GAAP as of each year.

• Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2, in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

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

However, since the adoption of SFAS No.159 as described in e) above, this US GAAP reconciliation item related to debt issuance costs of Telecom Argentina has been eliminated.

15.          Differences between Argentine GAAP and US GAAP (continued)

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

i) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees. However, under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No.25”), “Accounting for Stock Issued to Employees,” and related interpretations.

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

k) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m, under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected discounted cash flows, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

15.                              Differences between Argentine GAAP and US GAAP (continued)

l) Accounting for Uncertainty in Income Taxes (FIN No.48)

The Company adopted the provisions of FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes” (FIN No.48), an interpretation of FASB Statement No.109 “Accounting for income taxes” on January 1, 2007. The adoption of FIN No.48 for the Company did not have any impact on the Company’s results nor Shareholders’ equity. Disclosures required under FIN No.48 are not included because uncertain tax positions are immaterial.

II. Additional disclosure requirements

a)         Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2016. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2008, are as follows:

Year ending December 31, 2009	100
Year ending December 31, 2010	69
Year ending December 31, 2011	38
Year ending December 31, 2012	7
Thereafter	2
Total	$216

Rental expense and lease of circuits for the years ended December 31, 2008, 2007 and 2006 are included in Note 17 h) under Lease of circuits and Rental expense accounts.

Information related to financial leases as of December 31, 2008 is described in Note 4.n.

b)         Additional disclosure related to financial assets and liabilities recognized at “fair value”.

Since 2008, SFAS No. 157 “Fair Value Measurements” (“SFAS 157”) was effective for Telecom Group. SFAS 157 defines the fair value of assets and liabilities and establishes a framework to measure it. Its implementation had no impact on the valuation of assets and liabilities which were already recognized at fair value. However, this Statement establishes requirements for additional information disclosed in this section.

SFAS 157 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques (market approach, income approach and cost approach). According to SFAS 157, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The levels of hierarchy of “fair value” under SFAS 157 are:

•                  Level 1: Fair value determined by observable inputs in active markets for the same assets or liabilities.

•                  Level 2: Fair value determined based on observable inputs that can result in prices of similar assets or liabilities in active markets, prices for identical assets or liabilities in inactive markets or from observable market correlation or other means.

•                  Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2008, their inputs, valuation techniques and the level of hierarchy, are listed below:

Derivative financial instruments (Forwards contracts to purchase US dollars at fixed exchange rates): These derivative financial instruments are included in other current receivables. The amount as of December 31, 2008, is $22. The fair value is determined by information obtained in the “Open Electronic Market (MAE)”, the most representative market for this type of instruments in Argentina. As MAE determines the values based on actual transactions and calculations regarding the volatility of the currency, the derivative financial instruments’ valuation is classified as Level 2.

15.                              Differences between Argentine GAAP and US GAAP (continued)

Mutual Funds: These funds are included in current investments. The amount as of December 31, 2008, is $148. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year end, therefore its valuation is classified as Level 1.

Telecom Argentina notes: As detailed in e) above, Telecom Argentina Notes are recognized at fair value under US GAAP as of December 31, 2008. The fair value of these notes, which are included in current and non — current debt, is $ 1,009 as of December 31, 2008. The fair value of these notes is based on the purchase price of notes bought by the Company in the last quarter of 2008 or, if the purchase price is not available, on the average quoted market prices provided by financial agencies. Therefore its valuation is classified as Level 2.

c)         Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments. Under US GAAP, SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, it is required to disclose fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. SFAS No. 133, amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.f. for details of concentration of credit risk. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2008 and 2007 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

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

Debt

The fair value of the Company’s debt as of December 31, 2008 is based on the purchase price of notes bought by the Company in the last quarter of 2008 or, if purchase price is not available, on the average quoted market prices. As of December 31, 2008, the fair value of the Company’s debt was $1,702 and the related carrying amount was $2,043 under Argentine GAAP. As of December 31, 2007, the fair value of the Company’s debt was $3,156 and the related carrying amount was $3,198 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

15.                              Differences between Argentine GAAP and US GAAP (continued)

d)         Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. Furthermore, the Company may be affected by the international financial crisis which has negatively impacted most of the worldwide economies. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility in Argentina has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers and price and exchange controls. The Company has no control over these matters.

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

•                  the ability to finance and manage expected growth;

•                  customer churn-rates;

•                  impact of competitive services, products and pricing;

•                  dependence on key personnel;

•                  legal proceedings;

•                  government regulation; and

•                  level of economic activity in Argentina.

e)         Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2008 and 2007 was $37 and $26, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2008 and 2007 were not significant.

f)           Segment Information

As discussed in Note 13, the Company has identified its operating segments to be the six legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

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

Even though Nucleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 13 to the consolidated financial statements discloses information for both Personal and Nucleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Nucleo is already disclosed in Note 13, the effect of the application of paragraph 17 of SFAS No. 131 would only be the (i) elimination of the column totaling Personal and Nucleo and (ii) labeling Nucleo as a separate Wireless segment.

15.                              Differences between Argentine GAAP and US GAAP (continued)

g)        Sale of equity interest in Publicom

As discussed in Note 4.w) under Argentine GAAP, the sale of equity interest in Publicom has been accounted for as “Discontinued operation”.

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

h)        Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2008, 2007 and 2006.

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

As of December 31, 2008, the net current deferred tax liability is $273 and the net non-current deferred tax liability is $12 under US GAAP. As of December 31, 2007, the net current deferred tax liability is $173 and the net non-current deferred tax asset is $123 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11, the Company has classified restricted cash amounting to $24 as other receivables, as of December 31, 2008. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2008 represented cash in escrow related to certain judicial proceedings. The restricted cash was $23 as of December 31, 2007.

Revenue recognition

As indicated in Note 4.b, under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all years presented.

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

15.                              Differences between Argentine GAAP and US GAAP (continued)

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. As described in Note 8 in making the classification, Telecom Argentina uses its best estimates of generating cash flows during the following periods.

Under US GAAP, current restructured debt includes amounts due within the next twelve months at the balance sheet date. All other amounts are classified as non-current. Therefore, as of December 31, 2008, current and non current debt under US GAAP would have been $218 and $1,571, respectively. As of December 31, 2007, current and non current debt under US GAAP would have been $573 and $3,204, respectively.

i)           Indefeasible rights of use

Acquisition of indefeasible rights of use

In the ordinary course of business, the Company enters into certain capacity agreements (the “IRU Contracts”) pursuant to which the Company purchases the rights to use of fiber optic capacity for a period of 10 - 15 years. The rights of use purchased in 2008 amounted to $40 of which $29 is still outstanding as of December 31, 2008. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts.

Under Argentine GAAP, the Company recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts. Amortization expense is included under intangible amortization in the statement of income.

Under US GAAP, the Company evaluated the guidance in EITF 01-08 “Determining whether an arrangement contains a lease”, and determined that these contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $10, $7 and $4 for the years ended December 31, 2008, 2007 and 2006, respectively, and service expense would have been increased by same amounts for those years.

Sale of a portion of indefeasible rights of use purchased

In the ordinary course of business, the Company entered into certain capacity agreements, pursuant to which the Company provides the right to use a portion of the capacity acquired under IRU Contracts mentioned above. As of December 31, 2008, $30 related to the capacity agreements is still uncollected.

Under Argentine GAAP, the Company recognized this uncollected receivable and liability (deferred revenue) related to these agreements. The Company will recognize revenue under the straight-line method over the term of the agreement.

Under US GAAP, the remaining amount under the contracts do not qualify for recognition as liability (deferred revenue), and therefore receivable and liability recognized under Argentine GAAP should be reversed under US GAAP.

j)           Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2008	2007	2006
Operating income under Argentine GAAP	$2,041	$1,636	$894
Foreign currency translation	—	2	6
Depreciation of foreign currency exchange differences	39	104	104
Other expenses, net as operating loss under US GAAP	(268)	(98)	(184)
Inventories	(14)	(51)	(5)
Amortization of debt issue cost of Telecom	7	—	—
Other	—	(1)	(1)
Operating income under US GAAP	$1,805	$1,592	$814

15.          Differences between Argentine GAAP and US GAAP (continued)

k)       Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the year by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income per share is presented in conformity with SFAS No. 128 “Earnings per Share” for all years presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the year by the weighted average shares of common stock outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income per share (for continuing and discontinued operations) for the years indicated:

	Years ended December 31,
	2008	2007	2006
Numerator: (Net income under US GAAP)
from continuing operations	1,109	1,046	559
from discontinued operations	—	102	13
Net income under US GAAP	1,109	1,148	572
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978

Basic and diluted net income per common share
from continuing operations	1.13	1.06	0.57
from discontinued operations	—	0.11	0.01
Net income per common share	1.13	1.17	0.58

l)           Cash flows statement classification differences

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

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $15, $31 and $39 for fiscal years 2008, 2007 and 2006, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

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

15.          Differences between Argentine GAAP and US GAAP (continued)

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	Years ended December 31,
	2008	2007	2006
Cash flows provided by operating activities	$3,049	$2,605	$1,949
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(1,546)	(1,212)	(827)
Proceeds for the sale of equity investees	—	182	—
Acquisition of Cubecorp	(97)	—	—
(Increase) Decrease in investments not considered as cash and cash equivalents and others	341	(512)	62
Total cash flows used in investing activities	(1,302)	(1,542)	(765)
Cash flows from financing activities
Debt proceeds	91	45	36
Payment of debt	(1,444)	(1,290)	(1,113)
Payment of debt-related expenses and others	—	—	(52)
Dividends paid	(20)	(38)	—
Total cash flows used in financing activities	(1,373)	(1,283)	(1,129)
Effect of exchange rate changes on cash and cash equivalents	70	17	6
Increase (decrease) in cash and cash equivalents	444	(203)	61
Cash and cash equivalents at the beginning of year	458	661	600
Cash and cash equivalents at year end	$902	$458	$661

m)     Changes in useful lives of fixed assets

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

In addition, and as a consequence of the migration from TDMA technology to GSM technology during the year 2007, Personal recognized accelerated depreciation of $84 related to these assets.

The effect on net income for the mentioned changes in the estimated useful lives was a loss of $46, which represented a loss of Argentine pesos 0.05 per share for the year 2007.

n)        Severance payments

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No.112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No.43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability under US GAAP.

o)         Investments in debt securities

Note 16.c to the financial statements presents the additional disclosure requirements in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

p)         Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No.98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under US GAAP had no impact on the Company’s financial position or results of operations since the Company’s policy in capitalizing/expensing software costs is aligned to SOP 98-1.

15.          Differences between Argentine GAAP and US GAAP (continued)

q)         Other comprehensive income

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

	Years ended December 31,
	2008	2007	2006
Net income under US GAAP	$1,109	$1,148	$572
Other comprehensive income:
- Foreign currency translation	70	3	1
- Derivative instruments	13	—	—
- Investments classified as available-for-sale	—	—	(7)
Tax benefit (expense)	(5)	—	2
Comprehensive income	$1,187	$1,151	$568

	As of December 31,
	2008	2007	2006
Accumulated other comprehensive income (a)	$103	$25	$22

(a) Accumulated other comprehensive income as of December 31, 2008, 2007 and 2006 includes charges related to foreign currency translation adjustments. In addition, accumulated other comprehensive income as of December 31, 2008 includes charges related to derivative instruments.

r)         Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 16.e to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

s)         Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No.157. The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 was effective for the Company on January 1, 2008, except for one-year delay of effective date for certain nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No.157, as far as it is effective, did not have any impact on the Company’s current financial position nor results of operations.

In September 2006, the Emerging Issues Task Force issued the EITF No.06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No.01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-1 was effective for the Company on January 1, 2008. The adoption of EITF No.06-1 did not have any impact on the Company’s current financial position nor results of operations.

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

d.          Current investments

e.           Allowances and provisions

f.             Cost of services

g.          Foreign currency assets and liabilities

h.          Expenses

i.              Aging of assets and liabilities

(a)          Fixed assets, net

	Original value
		Additions		Foreign
	As of the	from the		currency			As of the
	beginning of	acquisition		translation			end of the
Principal account	year	of Cubecorp	Additions	adjustments	Transfers	Decreases	year
Land	113	10	—	1	—	—	124
Building	1,456	81	—	—	9	(5)	1,541
Tower and pole	375	—	—	3	40	(2)	416
Transmission equipment	4,268	—	29	25	255	(45)	4,532
Wireless network access	1,587	—	24	7	261	(d) (172)	1,707
Switching equipment	4,298	—	—	8	183	—	4,489
Power equipment	593	12	—	5	50	(2)	658
External wiring	6,194	—	—	—	192	(20)	6,366
Computer equipment	3,405	32	20	17	341	(59)	3,756
Telephony equipment and instruments	863	—	3	16	9	—	891
Equipment lent to customers at no cost	121	—	36	12	7	(11)	165
Vehicles	132	—	28	1	—	(3)	158
Furniture	77	3	1	2	1	—	84
Installations	327	28	2	3	17	—	377
Improvements in third parties buildings	102	—	—	—	15	—	117
Work in progress	585	—	1,394	4	(1,351)	—	632
Subtotal	24,496	(a) 166	(b) 1,537	104	29	(319)	26,013
Asset retirement obligations	26	—	10	1	—	—	37
Advances to suppliers	—	—	19	—	—	—	19
Materials	256	—	(c) 90	5	(29)	(110)	212
Total as of December 31, 2008	24,778	166	1,656	110	—	(429)	26,281

Total as of December 31, 2007	23,379	—	1,416	110	—	(127)	24,778

								Net	Net
	Depreciation							carrying	carrying
	Accumulated	Additions			Foreign		Accumulated	value	value
	as of the	from the			currency	Decreases	as of the	as of	as of
	beginning of	acquisition	Annual		translation	and	end of the	December	December
Principal account	the year	of Cubecorp	rate (%)	Amount	adjustments	transfers	year	31, 2008	31, 2007
Land	—	—	—	—	—	—	—	124	113
Building	(824)	(6)	4 — 10	(65)	—	5	(890)	651	632
Tower and pole	(270)	—	5 — 8	(16)	(3)	2	(287)	129	105
Transmission equipment	(3,566)	—	11 — 14	(211)	(13)	44	(3,746)	786	702
Wireless network access	(1,300)	—	11 — 14	(118)	(4)	(d) 172	(1,250)	457	287
Switching equipment	(3,689)	—	11 — 15	(197)	(5)	1	(3,890)	599	609
Power equipment	(488)	(5)	10 — 11	(38)	(5)	2	(534)	124	105
External wiring	(4,745)	—	6	(282)	—	20	(5,007)	1,359	1,449
Computer equipment	(2,762)	(21)	18 — 22	(222)	(13)	58	(2,960)	796	643
Telephony equipment and instruments	(812)	—	11 — 18	(25)	(11)	—	(848)	43	51
Equipment lent to customers at no cost	(89)	—	50	(38)	(11)	10	(128)	37	32
Vehicles	(75)	—	20	(19)	(1)	3	(92)	66	57
Furniture	(63)	(2)	10	(5)	—	—	(70)	14	14
Installations	(248)	(2)	8 — 25	(16)	(1)	—	(267)	110	79
Improvements in third parties buildings	(69)	—	3	(11)	—	—	(80)	37	33
Work in progress	—	—		—	—	—		632	585
Subtotal	(19,000)	(36)		(1,263)	(67)	317	(20,049)	5,964	5,496
Asset retirement obligations	(20)	—	16— 21	(4)	(1)	—	(25)	12	6
Advances to suppliers	—	—		—	—	—	—	19	—
Materials	—	—		—	—	—	—	212	256
Total as of December 31, 2008	(19,020)	(36)		(e) (1,267)	(68)	317	(20,074)	6,207	5,758

Total as of December 31, 2007	(17,618)	—		(e) (1,377)	(68)	43	(19,020)	5,758

(a)          Includes $43 in Building and $22 in Installations corresponding to the purchase price allocation of Cubecorp.

(b)         Includes $26 in Transmission equipment, $24 in Wireless network access, $33 in Equipment lent to customers at no cost, $1 in Telephony equipment and instruments and $247 in Work in progress, transferred from materials.

(c)          Net of $331 transferred to fixed assets.

(d)         Corresponds to the canceling of the TDMA network.

(e)          Includes $(39) and $(104), in December 2008 and 2007, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

16.                     Other financial statement information (continued)

(b)     Intangible assets, net

	Original value
	As of the	Additions		Foreign
	beginning	from the		currency		As of the
	of the	acquisition		translation		end of the
Principal account	year	of Cubecorp	Additions	adjustments	Decreases	year
Software obtained or developed for internal use	446	—	—	4	—	450
Debt issue costs	37	—	—	—	—	37
PCS license	658	—	—	—	—	658
Band B license and PCS license (Paraguay)	211	—	1	28	—	240
Rights of use	164	—	40	—	—	204
Exclusivity agreements	54	—	—	—	—	54
Cubecorp’s customer relationship	—	2	—	—	—	2
Total as of December 31, 2008	1,570	2	41	32	—	1,645

Total as of December 31, 2007	1,535	—	27	39	(a) (31)	1,570

						Net	Net
	Amortization					carrying	carrying
	Accumulated		Foreign		Accumulated	value as	value as
	as of the		currency		as of the	of	of
	beginning		translation		end of the	December	December
Principal account	of the year	Amount	adjustments	Decreases	year	31, 2008	31, 2007
Software obtained or developed for internal use	(439)	(5)	(3)	—	(447)	3	7
Debt issue costs	(22)	(10)	—	—	(32)	5	15
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(211)	—	(28)	—	(239)	1	—
Rights of use	(45)	(12)	—	—	(57)	147	119
Exclusivity agreements	(23)	(5)	—	—	(28)	26	31
Cubecorp’s customer relationship	—	—	—	—	—	2	—
Total as of December 31, 2008	(810)	(b) (32)	(31)	—	(873)	772	760

Total as of December 31, 2007	(754)	(c) (50)	(37)	(a) 31	(810)	760

(a)     Includes $20 corresponding to decreases in Debt issue costs and $11 corresponding to decreases in Exclusivity agreements.

(b)    An amount of $(16) is included in cost of services, $(1) in administrative expenses, $(5) in selling expenses and $(10) in financial results, net.

(c)     An amount of $(35) is included in cost of services, $(1) in administrative expenses, $(3) in selling expenses and $(11) in financial results, net.

(c)     Securities and equity investments

			Net
			realizable	Cost value	Book value	Book value
			value as of	as of	as of	as of
Issuer and characteristic	Market	Number of	December	December	December	December
of the securities	value	securities	31, 2008	31, 2008	31, 2008	31, 2007
CURRENT INVESTMENTS
Government bonds
Germany Government bonds (i)	€1	45,000,000	223	200	223	—
Total government bonds			223	200	223	—
Mutual funds
Superahorro$ Clase B	$0.28	232,455,950	65	65	65	—
Optimun CDB $ Clase B	$1.86	14,824,098	27	27	27	5
Fima $	$1.23	42,000,150	52	51	52	—
Other mutual funds			—	—	—	94
Total mutual funds			144	143	144	99
Related parties — Mutual funds
Alpha $ Clase A	$1.25	3,226,422	4	4	4	—
Total related parties			4	4	4	—
Total current investments			371	347	371	99

(i) The Company has classified these securities as held-to-maturity as management has the intent and ability to hold them to maturity (March 2009).

16.                              Other financial statement information (continued)

(d) Current investments

	Cost as of	Book value as of
	December	December 31,	December 31,
	31, 2008	2008	2007

CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$611	$611	$283
In Argentine pesos	106	107	31
	$717	$718	$314
With an original maturity of more than three months
In foreign currency	$—	$—	$534
	$—	$—	$534
Total current investments	$717	$718	$848
NON-CURRENT INVESTMENTS
In Argentine pesos — Related parties	$6	$6	$1
Total non-current investments	$6	$6	$1

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126	67	(1)	(56)	136
Allowance for doubtful accounts and other assets	11	2	1	(1)	13
Regulatory contingencies	12	—	1	(2)	11
Allowance for obsolescence of inventories	18	12	—	(14)	16
Total deducted from current assets	167	81	1	(73)	176
Deducted from non-current assets
Allowance for doubtful accounts receivables	—	—	1	—	1
Valuation allowance of net deferred tax assets (a)	106	(2)	—	(92)	12
Regulatory contingencies	64	12	(1)	—	75
Allowance for doubtful accounts and other assets	17	4	(1)	—	20
Write-off of materials	20	2	—	(3)	19
Total deducted from non-current assets	207	16	(1)	(95)	127
Total deducted from assets	374	(b) 97	—	(168)	303

Included under current liabilities
Provision for contingencies	49	—	25	(38)	36
Total included under current liabilities	49	—	25	(38)	36
Included under non-current liabilities
Provision for contingencies	243	101	(25)	—	319
Total included under non-current liabilities	243	101	(25)	—	319
Total included under liabilities	292	(c) 101	—	(38)	355

(a)	This allowance is included in Taxes payable non-current.
(b)	Includes $67 in selling expenses, $32 in other expenses, net and $(2) in income tax.
(c)	Includes $100 in other expenses, net and $1 corresponds to the acquisition of Cubecorp.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	71	—	(50)	126
Allowance for doubtful accounts and other assets	16	—	5	(10)	11
Regulatory contingencies	—	—	(e) 14	(2)	12
Allowance for obsolescence of inventories	12	7	—	(1)	18
Total deducted from current assets	133	78	19	(63)	167
Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	195	—	—	(89)	106
Regulatory contingencies	—	42	(e) 22	—	64
Allowance for doubtful accounts and other assets	18	4	(5)	—	17
Write-off of materials	22	—	—	(2)	20
Total deducted from non-current assets	235	46	17	(91)	207
Total deducted from assets	368	(d) 124	36	(154)	374

Included under current liabilities
Provision for contingencies	85	—	14	(50)	49
Total included under current liabilities	85	—	14	(g) (50)	49
Included under non-current liabilities
Provision for contingencies	234	79	(70)	—	243
Total included under non-current liabilities	234	79	(70)	—	243
Total included under liabilities	319	(f) 79	(e) (56)	(50)	292

(d)	Includes $71 in selling expenses and $53 in other expenses, net.
(e)	Reclassified $36 to other receivables — “Regulatory contingencies” and $20 to other liabilities — “Contingencies payable”.
(f)	Included in other expenses, net.
(g)	Includes $8 by application of SC Resolution No. 41/07.

16.                              Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2008	2007	2006
Inventory balance at the beginning of the year	$175	$188	$113
Plus:
Purchases	1,105	927	1,060
Holding results on inventories	2	(59)	(5)
Wireless handsets lent to customers at no cost (a)	(3)	(5)	(4)
Replacements	(23)	(2)	(4)
Foreign currency translation adjustments in inventory	(1)	1	1
Cost of services (Note 16.h)	4,660	4,098	3,521
Less:
Inventory balance at year end	(267)	(175)	(188)
COST OF SERVICES	$5,648	$4,973	$4,494

(a)            Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2008	2007	2006
Services
Net sales	$9,847	$8,466	$6,821
Cost of sales	(4,622)	(4,080)	(3,495)
Gross profit from services	$5,225	$4,386	$3,326
Handsets
Net sales	$720	$590	$544
Cost of sales	(988)	(875)	(973)
Gross loss from handsets	$(268)	$(285)	$(429)
Voice, Internet and data equipment
Net sales	$41	$18	$7
Cost of sales	(38)	(18)	(26)
Gross profit (loss) from voice, Internet and data equipment	$3	$—	$(19)
TOTAL GROSS PROFIT	$4,960	$4,101	$2,878

16.                              Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2008				As of December 31, 2007
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	G	5,733	0.0006976	4	—
Bank accounts	US$	1	3.45300	5	10
	G	—	—	—	10
Investments
Time deposits	US$	89	3.45300	307	761
	EURO	63	4.79070	304	49
		¥—	—	—	7
Government bonds	EURO	47	4.79070	223	—
Accounts receivable
	US$	25	3.45300	87	69
	SDR	1	5.31855	5	—
	G	22,973	0.0006976	17	23
Related parties	US$	1	3.45300	5	7
Other receivables
Prepaid expenses	US$	3	3.45300	10	7
	G	3,822	0.0006976	2	2
Derivatives	US$	—	—	—	212
Others	US$	5	3.45300	20	5
	G	1,724	0.0006976	1	2
Non-current assets
Others	US$	2	3.45300	8	—
	G	475	0.0006976	1	—
Total assets				$999	$1,164
Current liabilities
Accounts payable
Suppliers	US$	227	3.45300	784	$561
	G	25,291	0.0006976	18	17
	EURO	9	4.79070	42	28
Deferred revenues	G	9,656	0.0006976	7	10
Related parties	US$	5	3.45300	18	12
	EURO	—	—	—	12
Debt
Notes – Principal	US$	43	3.45300	150	617
	EURO	187	4.79070	897	618
		¥5,074	0.03813	193	86
Banks loans and others – Principal	US$	2	3.45300	5	47
	G	120,650	0.0006976	84	22
Accrued interest	US$	1	3.45300	3	15
	EURO	3	4.79070	13	14
		¥40	0.03813	2	1
	G	2,157	0.0006976	2	—
Gain on discounting of debt	US$	—	3.45300	(1)	—
	EURO	(1)	4.79070	(6)	—
		¥(52)	0.03813	(2)	—
Derivatives	US$	—	—	—	3
Salaries and social security payable
Vacation, bonuses and social security payable	G	930	0.0006976	1	1
Taxes payable
Income tax	G	—	—	—	1
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.45300	10	7
Others	G	—	—	—	1
Non-current liabilities
Accounts payable
Related parties	US$	8	3.45300	27	—
Debt
Notes – Principal	US$	199	3.45300	688	859
	EURO	—	—	—	799
		¥—	—	—	111
Banks loans and others – Principal	US$	—	—	—	5
Gain on discounting of debt	US$	—	—	—	(8)
	EURO	—	—	—	(45)
		¥—	—	—	(9)
Taxes payable
Deferred tax liabilities (assets)	G	(1,615)	0.0006976	(1)	2
Other liabilities
Deferred revenue on sale of capacity	US$	25	3.45300	86	60
Others	US$	1	3.45300	2	—
Total liabilities				$3,022	$3,848

(i) US$ = United States dollars; G= Guaranies; ¥ = Japanese Yen; SDR= Special Drawing Rights.

16.                              Other financial statement information (continued)

(h) Expenses

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2008
Salaries and social security	$548	$208	$488	$1,244
Recoverable costs	(9)	(3)	(5)	(17)
Capitalized costs	(1)	(9)	—	(10)
Depreciation of fixed assets	1,129	32	106	1,267
Amortization of intangible assets	16	1	5	22
Taxes	316	9	65	390
Turnover tax	435	—	—	435
Maintenance, materials and supplies	438	17	86	541
Bad debt expense	—	—	67	67
Interconnection costs	156	—	—	156
Cost of international outbound calls	145	—	—	145
Lease of circuits	124	—	—	124
Fees for services	81	70	238	389
Advertising	—	—	388	388
Agent commissions and distribution of prepaid cards commissions	—	—	769	769
Other commissions	—	—	159	159
Roaming	177	—	—	177
Charges for TLRD	764	—	—	764
Cost of voice, Internet and data equipment sales	38	—	—	38
Cost of directories publishing	13	—	—	13
Transportation and freight	22	15	138	175
Insurance	3	3	3	9
Energy, water and others	59	7	13	79
Rental expense	44	16	24	84
International and satellite connectivity	55	—	—	55
Others	107	2	7	116
Total	$4,660	$368	$2,551	$7,579

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2007
Salaries and social security	$433	$170	$387	$990
Recoverable costs	(9)	(3)	(6)	(18)
Capitalized costs	(1)	(11)	—	(12)
Depreciation of fixed assets	1,230	28	119	1,377
Amortization of intangible assets	35	1	3	39
Taxes	241	4	45	290
Turnover tax	370	—	—	370
Maintenance, materials and supplies	358	16	73	447
Bad debt expense	—	—	71	71
Interconnection costs	151	—	—	151
Cost of international outbound calls	138	—	—	138
Lease of circuits	101	—	—	101
Fees for services	59	73	168	300
Advertising	—	—	306	306
Agent commissions and distribution of prepaid cards commissions	—	—	704	704
Other commissions	—	1	129	130
Roaming	151	—	—	151
Charges for TLRD	609	—	—	609
Cost of voice, Internet and data equipment sales	18	—	—	18
Cost of directories publishing	2	—	—	2
Transportation and freight	16	9	117	142
Insurance	2	4	5	11
Energy, water and others	55	6	7	68
Rental expense	37	13	17	67
International and satellite connectivity	33	—	—	33
Others	69	2	7	78
Total	$4,098	$313	$2,152	$6,563

16.                              Other financial statement information (continued)

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2006
Salaries and social security	$383	$141	$315	$839
Capitalized costs	—	(10)	—	(10)
Depreciation of fixed assets	1,183	42	117	1,342
Amortization of intangible assets	46	—	3	49
Taxes	213	2	36	251
Turnover tax	288	—	—	288
Maintenance, materials and supplies	229	13	75	317
Bad debt expense	—	—	63	63
Interconnection costs	159	—	—	159
Cost of international outbound calls	111	—	—	111
Lease of circuits	56	—	—	56
Fees for services	63	56	140	259
Advertising	—	—	225	225
Agent commissions and distribution of prepaid cards commissions	—	—	548	548
Other commissions	—	2	111	113
Roaming	137	—	—	137
Charges for TLRD	445	—	—	445
Cost of voice, Internet and data equipment sales	26	—	—	26
Transportation and freight	16	7	60	83
Insurance	3	4	5	12
Energy, water and others	43	5	13	61
Rental expense	44	3	3	50
International and satellite connectivity	27	—	—	27
Others	49	2	3	54
Total	$3,521	267	1,717	5,505

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	332		—	(a) 52	—		—	—	—
Not due
First quarter 2009	1,089	677		149	1,699	63		114	323	30
Second quarter 2009	—	—		24	14	374		43	295	8
Third quarter 2009	—	—		14	2	—		34	—	4
Fourth quarter 2009	—	—		14	2	918		46	—	4
January 2010 thru December 2010	6	—		71	7	688		22	—	12
January 2011 thru December 2011	—	—		10	20	—		17	—	11
January 2012 and thereafter	—	—		6	—	—		44	—	86
No date due established	1	—		—	—	—		—	224	37
Total not due	1,096	677		288	1,744	2,043		320	842	192
Total as of December 31, 2008	1,096	1,009		288	1,796	2,043		320	842	192

Balances bearing interest	1,095	331		—	—	2,043		—	—	14
Balances not bearing interest	1	678		288	1,796	—		320	842	178
Total	1,096	1,009		288	1,796	2,043		320	842	192

Average annual interest rate (%)	4.19	(b	)	—	—	(c	)	—	—	6.00

(a)	At the date of issuance of these consolidated financial statements, $38 has been cancelled.
(b)	$45 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $123 bear 50% over the Banco Nación Argentina notes payable discount rate and $163 bear 28.46%.
(c)	See Note 8.

17.                     Subsequent events

•                  Derivatives related to Telecom’s Notes

In January 2009, the Company entered into two derivative contracts (an Euro “Zero Cost Collar” and a yen NDF, both maturing in April 2009) as supplementary of the contracts mentioned in Note 4.t.2.a, to hedge its exposure to foreign currency fluctuations with respect to the Euro and Japanese yen-denominated Notes. The terms of the contracts are related to: i) the purchase of a “Call Option” for an amount of € 80.3 million and the sell of a “Put Option” for an equal amount, with a strike price of 1.36 US$/€ and 1.2795 US$/€, respectively; and ii) the purchase of a total amount of Japanese yen 5,120 million for a fixed forward price of 88.88 Yen/US$.

•                  Purchase of Notes of Personal

As of the date of issuance of these consolidated financial statements, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of US$ 3,968,000 of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures.

•                  Nucleo’s new loans

In February 2009, Nucleo has renewed two loans with banks with operations in Paraguay for: (i) a total amount of Guaranies 12,000 million (equivalent to $8) with a maturity date of five months and a payment of accrued interests that shall be made quarterly and (ii) a total amount of Guaranies 12,300 million (equivalent to $9) with a maturity date of twelve months and a payment of accrued interests that shall be made monthly. Additionally, Nucleo has entered into a new loan for a total amount of Guaranies 12,000 million (equivalent to $8) with a maturity date of six months and a payment of accrued interests that shall be made quarterly.

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

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of Franco Bertone of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Valerio Cavallo of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Franco Bertone and Valerio Cavallo pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina–Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

*                 Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.