Form 20-F
period 2009-12-31
TELECOM ARGENTINA SA
filed 2010-06-29
CIK 932470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number:  1-13464

TELECOM ARGENTINA S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Alicia Moreau de Justo 50 (C1107AAB) - Buenos Aires Argentina
(Address of principal executive offices)

Pedro Insussarry (Tel: 54-11-4968-3743, Fax: 54-11-4968-3616, E-mail: pinsussa@ta.telecom.com.ar, Alicia Moreau de Justo 50, 10th Floor, (C1107AAB), Buenos Aires, Argentina)
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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

☐ Yes   ☒ No

i

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2009, unless otherwise indicated.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2009, Telecom Personal S.A., Núcleo S.A., Springville S.A., Telecom Argentina USA, Inc. and Micro Sistemas S.A. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries.

The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of wireless communication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Telecom Personal’s consolidated subsidiary engaged in the provision of wireless communication and Internet services in Paraguay.

Consolidated Financial Statements. Our Consolidated Financial Statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-72 of this Annual Report.

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

Exchange Rates. In this Form 20-F, except as otherwise specified, references to “US$” and “dollars” are to U.S. dollars and references to “P$” and “pesos” are to Argentine pesos. The exchange rate between the dollar and the peso as of December 31, 2009 was P$3.800=US$1.00. Prior to January 6, 2002, the exchange rate had been fixed at one peso per U.S. dollar in accordance with the Convertibility Law during the period April 1, 1991 through January 6, 2002. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has since declined substantially. As of June 25, 2010, the exchange rate (ask price) was P$3.93=US$1.00. Unless otherwise indicated, our Consolidated Financial Statements use the exchange rate as of each relevant date or year-end quoted by Banco de la Nación Argentina (“Banco Nación”). Such translation should not be construed as representing that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see “Item 3—Key Information—Exchange Rates.”

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

This Annual Report contains certain forward-looking statements and information relating to the Telecom Group that are based on current expectations, estimates and projections of our management and information currently available to the Telecom Group. These statements include, but are not limited to, statements made in “Item 5— Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information” and other statements about the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and other similar expressions are generally intended to identify forward-looking statements.

These statements reflect the current views of the Telecom Group with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause actual results, performance or achievements of the Telecom Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•      uncertainties relating to political and economic conditions in Argentina;

•      inflation, the devaluation of the peso and exchange rate risks;

•      restrictions on the ability to exchange pesos into foreign currencies and transfer funds abroad;

•      the elimination of indexes to adjust rates charged for certain public services;

•      the final results of the contract renegotiation process with the Argentine government regarding the adjustment to our regulated rates charged for public services;

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

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Telecom Group’s periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

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

AMBA (Area Metropolitana Buenos Aires):  The area of the Federal District (or Buenos Aires city) and greater Buenos Aires (Gran Buenos Aires), which extends to the city of La Plata to the South, the city of Campana to the North, the city of General Rodríguez to the West and the city of Monte Grande to the Southwest.

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

CNDC (Comisión Nacional de Defensa de la Competencia):  Argentine Antitrust Commission.

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

v

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

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Law No. 25,561:  Ley de Emergencia Económica y Reforma del Régimen Cambiario (see “Public Emergency Law”).

List of Conditions:  The Privatization Regulations, including the Pliego de Bases y Condiciones was approved by Decree No. 62/90, as amended. Pursuant to the List of Conditions, Telecom Argentina was required to comply with rate regulations and meet certain minimum annual standards regarding the expansion of its telephone system and improvements in the quality of its service in order to maintain and extend the exclusivity of its non-expiring license to provide fixed-line public telecommunications services and Basic telephone services in the northern region of Argentina. After the market was opened to competition, the outstanding obligations that continue in force are the rate regulations and those related to the quality of service; the obligations related to the expansion of the network are no longer required.

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

Nortel:  Nortel Inversora S.A.

November Agreement:  An agreement between Telecom Argentina and the Argentine government providing for rates to be dollar-based and, at the election of each of Telecom Argentina and Telefónica, adjusted semi-annually according to the U.S. consumer price index. The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991. Subsequently, in accordance with the Public Emergency Law, these rates were pesified at the exchange rate of US$1.00 = P$1.00. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates.”

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

Price Cap:  Rate regulation mechanism applied in order to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Privatization Regulations:  The Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees.

Public Emergency Law:  The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine government on January 6, 2002, as amended by Law No. 25,790, Law No. 25,820, Law No. 25,972, Law No. 26,077, Law No. 26,204, Law No. 26,339, Law No. 26,456 and Law No. 26,563. Among others, the Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

Pulse:  Unit on which the rate structure of the regulated fixed line services is based.

Rate Agreement:  The November Agreement, as supplemented by the February Agreement. The Rate Agreement, among other things, permits Telecom Argentina to effect aggregate rate reductions required pursuant to the List of Conditions by lowering rates for some or all categories of service, provided that the net reductions meet applicable targets.

Rate Rebalancing:  The Rate Rebalancing established by Decree No. 92/97 which provides for a significant reduction in domestic and international long-distance rates, an increase in basic telephone charges, the elimination of Free Pulses and an increase in urban rates.

Regulatory Bodies:  Collectively, the SC and the CNC.

RT:  Technical resolutions issued by the FACPCE. As of December 31, 2009, the RT effective and which applied to the Company were: 6, 7, 8, 9, 14, 15, 16, 17, 18, 21, 23 and 26.  These collective technical resolutions constitute Argentine GAAP, with the exception of RT 7 which establishes the auditing rules and RT 15 which regulates the role of the public accountant. In addition, RT 17 establishes that specific measurement questions not addressed by existing RTs must be resolved by applying general accounting measurement rules, the Argentine GAAP conceptual framework, IFRS, the International Accounting Standards developed by the International Accounting Standards Committee (“IASC”), the interpretations issued by the Standing Interpretation Committee (“SIC”) of the IASB and the interpretations of the International Financial Reporting Interpretations Committee  (“IFRIC”) in the order listed.

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

SCI (Secretaría de Comercio Interior):  Secretary of Internal Commerce.

SEC:  Securities and Exchange Commission of the United States of America.

Sofora:  Sofora Telecomunicaciones S.A.

Springville:  Springville S.A.

SRC:  Subscriber Retention Costs.

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

Telco S.p.A.:  A joint company made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica, S.A. (of Spain).

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

Telintar: Telecomunicaciones Internacionales de Argentina Telintar S.A.

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

ITEM 2.                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                  KEY INFORMATION

Selected Financial Data

The following tables set forth our selected consolidated financial data for each of the years in the five-year period ended December 31, 2009. Our consolidated selected financial data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects.”

Our selected consolidated income statement data for the years ended December 31, 2009, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. Our selected consolidated balance sheet data as of December 31, 2007 has been derived from our consolidated financial statements as of December 31, 2007 and 2006 and for the three years in the period ended December 31, 2007, which are not included in this Annual Report.

Our selected consolidated income statement data for the years ended December 31, 2006 and 2005 and our selected consolidated balance sheet data as of December 31, 2006 and 2005 have been derived from our consolidated financial statements as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006. The consolidated financial statements as of December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 are not included in this Annual Report.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain aspects from US GAAP. For a summary description of the principal differences between Argentine GAAP and US GAAP as they relate to us, see Note 15 to our Consolidated Financial Statements.

Recent Accounting Pronouncements

In March 2009, the FACPCE approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”.  RT 26 adopts IFRS as issued by the International Accounting Standards Board (“IASB”) and states that the adoption of IFRS is effective for publicly-listed companies beginning January 1, 2011.

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 — Regime for Public Offering).  RG 562/09 requires public companies—such as Telecom Argentina—to prepare the financial statements according to RT 26 for fiscal years beginning on or after January 1, 2012, while early adoption is permitted for fiscal years beginning on or after January 1, 2011.  Resolution No. 562/09 also permits the preparation of financial statements in accordance with IFRS as additional information to a company’s statutory financial statements for the fiscal year beginning on or after January 1, 2010.  See Note 16 to our Consolidated Financial Statements.

As of the date of this Annual Report, the FACPCE is revising RT 26 in order to align the effective date of RT 26 with RG 562/09.

Supplementary Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis, see Note 14 to our Consolidated Financial Statements.

CONSOLIDATED SELECTED INCOME STATEMENT AND BALANCE SHEET DATA

	As of and for the Year Ended December 31,
	2009	2008	2007	2006	2005
	(P$ millions, except per share and per ADS data)
INCOME STATEMENT DATA
Argentine GAAP Amounts
Continuing operations
Net sales	12,226	10,608	9,074	7,372	5,668
Cost of services and general, administrative and selling expenses	(9,464)	(8,567)	(7,438)	(6,478)	(5,171)
Operating income	2,762	2,041	1,636	894	497
Other, net (1)	(560)	(545)	(562)	(685)	(471)
Gain on debt restructuring, net	—	—	—	—	1,424
Income tax (expense) benefit, net	(797)	(535)	(292)	22	(119)
Net income from continuing operations	1,405	961	782	231	1,331
Discontinued operations (2)
Net income from discontinued operations	—	—	102	13	3
Net income	1,405	961	884	244	1,334
Net income per share (3)	1.43	0.98	0.90	0.25	1.36
Net income per ADS (4)	7.14	4.88	4.49	1.24	6.78
US GAAP Amounts (5)
Operating income	2,596	1,871	1,628	842	466
Net income	1,241	1,121	1,169	591	1,143
Net income attributable to Telecom Argentina	1,226	1,109	1,148	572	1,138
Net income attributable to Noncontrolling Interest	15	12	21	19	5
Net income from continuing operations per share (3)	1.25	1.13	1.06	0.57	1.16
Net income from discontinued operations per share (3)	—	—	0.11	0.01	—
Net income per share (3)	1.25	1.13	1.17	0.58	1.16
Net income from continuing operations per ADS (4)	6.23	5.63	5.31	2.84	5.77
Net income from discontinued operations per ADS (4)	—	—	0.52	0.07	0.01
Net income per ADS (4)	6.23	5.63	5.83	2.91	5.78

BALANCE SHEET DATA
Argentine GAAP Amounts
Current assets	2,943	2,600	2,384	1,767	1,542
Fixed assets, net	6,839	6,188	5,738	5,739	5,958
Total assets	10,633	9,657	9,171	8,720	8,563
Current liabilities	4,169	4,069	3,643	3,373	2,206
Current debt	763	1,355	1,474	1,395	905
Non-current liabilities	936	1,487	2,419	3,146	4,449
Non-current debt	58	688	1,724	2,703	3,996
Noncontrolling Interest	92	81	79	72	41
Common stock	984	984	984	984	984
Total shareholders’ equity	5,436	4,020	3,030	2,129	1,867
Total liabilities, Noncontrolling Interest, and shareholders’ equity	10,633	9,657	9,171	8,720	8,563
US GAAP Amounts (5)
Total assets	10,637	9,520	9,112	8,814	8,711
Current liabilities	4,153	3,203	2,909	2,644	1,856
Non-current liabilities	1,009	2,103	3,609	4,727	6,000
Total Telecom shareholders’ equity	5,383	4,133	2,538	1,387	819
Noncontrolling Interest	92	81	56	56	36
Total equity (6)	5,475	4,214	2,594	1,443	855

(1)          Other, net includes gain on equity investees, “financial results, net,” other expenses, net and Noncontrolling Interest.

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

(5)          For a description of the differences between Argentine GAAP and US GAAP as they relate to us, please refer to Note 15 to our Consolidated Financial Statements. The following tables show the principal reconciling items between our consolidated selected Argentine GAAP and US GAAP amounts shown for all years presented.

(6)          As required by ASC 810, total equity includes Noncontrolling Interest (See Note 15.I.g) to our Consolidated Financial Statements).

	As of December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total assets under Argentine GAAP	10,633	9,657	9,171	8,720	8,563
Valuation differences:
Foreign-currency translation	—	—	(72)	(50)	(10)
Capitalization of foreign currency exchange differences	(57)	(67)	(106)	(210)	(314)
Other adjustments	(1)	(11)	5	(3)	6
Tax effects on US GAAP adjustments	20	27	35	75	110
Balance sheet classification differences:
Deferred income taxes	108	(27)	88	295	363
Other classification differences (i)	(66)	(59)	(9)	(13)	(7)
Total assets under US GAAP	10,637	9,520	9,112	8,814	8,711

	As of December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total current liabilities under Argentine GAAP	4,169	4,069	3,643	3,373	2,206
Balance sheet classification differences:
Deferred income taxes	—	273	173	—	—
Financial indebtedness	—	(1,137)	(901)	(716)	(348)
Other classification differences (i)	(16)	(2)	(6)	(13)	(2)
Total current liabilities under US GAAP	4,153	3,203	2,909	2,644	1,856

(i)             Includes reclassification corresponding to the acquisition and sale of indefeasible rights of use. No reclassification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Notes 15.II.h and 15.II.i to our Consolidated Financial Statements.

	As of December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total non-current liabilities under Argentine GAAP	936	1,487	2,419	3,146	4,449
Valuation differences:
Foreign-currency translation	—	—	—	(1)	(3)
Debt Restructurings	—	—	579	875	1,300
Fair value option for Notes of Telecom Argentina	—	(254)	—	—	—
Other adjustments	23	2	2	3	3
Tax effects on US GAAP adjustments	(8)	88	(204)	(307)	(455)

	As of December 31,
	2009	2008	2007	2006	2005
Balance sheet classification differences:
Deferred income taxes	108	(300)	(85)	295	363
Financial indebtedness	—	1,137	901	716	348
Other classification differences (i)	(50)	(57)	(3)	—	(5)
Total non-current liabilities under US GAAP	1,009	2,103	3,609	4,727	6,000

(i)             Includes reclassification corresponding to the acquisition and sale of indefeasible rights of use. No reclassification was recorded for revenue recognition (installation fees), since the amounts involved were immaterial. See Notes 15.II.h and 15.II.i to our Consolidated Financial Statements.

	As of December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total shareholders’ equity under Argentine GAAP	5,436	4,020	3,030	2,129	1,867
Valuation differences:
Foreign-currency translation	—	—	(49)	(33)	(5)
Capitalization of foreign currency exchange differences, net	(57)	(67)	(106)	(210)	(314)
Debt Restructurings	—	—	(579)	(875)	(1,297)
Fair value option for Notes of Telecom Argentina*	—	253	—	—	—
Other adjustments	(24)	(12)	3	(6)	3
Tax effects on US GAAP adjustments	28	(61)	239	382	565
Noncontrolling interest	92	81	56	56	36
Total equity under US GAAP	5,475	4,214	2,594	1,443	855

*                 On January 1, 2008, the Company adopted the provisions of ASC 825 regarding a fair value option for valuation of financial assets and liabilities. The adjustment under US GAAP, net of tax effect, at the date of adoption of this provision was P$408 million (P$0.41 per share), which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008.  The subsequent effects of fair value measurement were shown as a reconciliation item to the income statement in the US GAAP reconciliation as of and for the years ended December 31, 2009 and 2008.

	Year ended December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Operating income under Argentine GAAP	2,762	2,041	1,636	894	497
Valuation differences:
Foreign–currency translation	—	—	2	6	2
Depreciation of foreign currency exchange differences	10	39	104	104	117
Inventories	2	(14)	(51)	(5)	(14)
Reversal of amortization of Telecom Debt issuance costs recorded under Argentine GAAP	1	7	—	—	—
Other adjustments	—	—	(1)	(1)	—
Income statement classification differences:
Other expenses, net as operating loss under US GAAP	(175)	(202)	(62)	(156)	(136)
Interests related to Asset Retirement Obligations as operating loss under US GAAP	(4)	—	—	—	—
Operating income under US GAAP	2,596	1,871	1,628	842	466

	Year ended December 31,
	2009	2008	2007	2006	2005
	(P$ millions)
Total net income under Argentine GAAP	1,405	961	884	244	1,334
Valuation differences:
Foreign-currency translation	—	—	(2)	(12)	(7)
Depreciation of foreign currency exchange differences, net of reversal of its capitalization	10	39	104	104	129
Debt Restructurings	—	—	296	418	(1,230)
Extinguishment of Personal’s and Núcleo’s restructured debts	—	—	—	5	165
Fair value option for Notes of Telecom Argentina	(253)	205	—	—	—
Other adjustments	(25)	(16)	9	(2)	(5)
Tax effects on US GAAP adjustments	89	(80)	(143)	(185)	328
Valuation allowance	—	—	—	—	424
Noncontrolling interest	15	12	21	19	5
Total net income under US GAAP	1,241	1,121	1,169	591	1,143
Net income attributable to Telecom Shareholders’ equity	1,226	1,109	1,148	572	1,138

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign investment and exchange controls in Argentina.”

	High	Low	Average (1)	End of Period
Year Ended December 31, 2005	3.04	2.86	2.92	3.03
Year Ended December 31, 2006	3.11	3.03	3.07	3.06
Year Ended December 31, 2007	3.16	3.08	3.12	3.15
Year Ended December 31, 2008	3.45	3.03	3.18	3.45
Year Ended December 31, 2009	3.85	3.49	3.75	3.80
Month Ended December 31, 2009	3.82	3.79	3.81	3.80
Month Ended January 31, 2010	3.84	3.79	3.80	3.84
Month Ended February 28, 2010	3.86	3.83	3.85	3.86
Month Ended March 31, 2010	3.88	3.86	3.86	3.88
Month Ended April 30, 2010	3.89	3.87	3.88	3.89
Month Ended May 31, 2010	3.93	3.89	3.90	3.93
Month Ended June 30, 2010 (through June 25, 2010)	3.93	3.92	3.92	3.93

(1)          Yearly data reflect average of month-end rates.

Sources:  Banco Nación

On June 25, 2010, the closing exchange rate (ask price) quoted by Banco Nación was P$3.93=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider the following risks with respect to an investment in Telecom and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and a significant portion of our indebtedness is denominated in foreign currencies. Accordingly, our financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and foreign currencies. In 2001 and 2002 the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to significant devaluation of the peso against major international currencies and our need to restructure our financial indebtedness. Although Argentina has experienced economic growth and political conditions have shown improvement in recent years, these conditions have affected and may continue to affect our financial condition and results of operations.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our debt obligations.

Since we realize a substantial portion of our revenues in Argentina in pesos, any devaluation in the peso may negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital costs denominated in foreign currency (including costs of servicing our indebtedness denominated in foreign currencies). A depreciation in the Argentine peso against major foreign currencies also may have an adverse impact on our capital expenditure program and increase the amount of our debt obligations. Telecom seeks to manage the risk of devaluation of the peso by entering into certain NDF contracts to purchase U.S. dollars at a fixed rate in order to hedge its exposure to foreign currency fluctuations caused by its financial debt and trading liabilities denominated in foreign currencies. Additionally, Telecom may continue to repurchase its foreign currency-denominated notes in open market transactions in order to reduce its exposure to foreign currency fluctuations.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine peso has been subject to significant devaluation in the past and may be subject to fluctuations in the future. In the five-month period ended May 31, 2010, the devaluation of the peso against the U.S. dollar was 3.4%. Given the economic and political conditions in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or our ability to meet our debt obligations denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on our financial condition and results of operations.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high levels of inflation.  More recently, levels of inflation have increased since 2005 and have remained relatively high from 2006 to 2009.  The recent economic recovery could lead to higher inflation, which may result in increased costs.

The Instituto Nacional de Estadística y Censos (the Argentine National Statistics and Census Institute or “INDEC”) estimates that the Argentine consumer price increased by 8.5% in 2007, 7.2% in 2008 and 7.7% in 2009; and the wholesale price index increased by 14.6% in 2007, 8.8% in 2008 and 9.9% in 2009.  In the five months ending May 31, 2010, the consumer price index in Argentina increased 5.1% and the wholesale price index increased 7.0%.  There is a substantial disparity between the inflation indexes published by the INDEC and those estimated by private consulting firms.

The Argentine government has implemented several actions in order to monitor and control prices for the most relevant goods and services. Despite such actions and the effects of the current global economic crisis, the Argentine economy continues to experience high levels of inflation. If the BCRA issues significant amounts of currency to finance public sector spending, to service public debt, to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized through strict fiscal and monetary policies, a significant increase in inflation rates can be expected.

In addition, public sector spending has increased over the past years, a trend, that if continued, may cause the government to incur a fiscal deficit and lead to higher inflation. Since the majority of our revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our rates would decrease our revenues in real terms and adversely affect our results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation and we cannot assure you that the results of any future rate negotiations will be favorable to us and to our financial condition.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.

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

The recent global financial crisis has resulted in a significant reduction in global GDP and a loss in consumer confidence in the financial sectors of many countries.  In order to improve the countries’ financial condition and assist certain troubled industries, certain governments have responded with extraordinary intervention in the private sector.  Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

In November 2008, Argentina nationalized, through Law No. 26,425, all of its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constitutes a significant change in the government’s approach to exercising influence over Argentina’s main publicly-traded companies.  On average, approximately 20% of the share ownership and a significant portion of the public float of these companies were owned by the AFJP and are now held by ANSES.

The government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters.  Additionally, since the AFJP were significant institutional investors in Argentina, the nationalization of the private retirement system affected the levels of access to financing in capital markets for publicly-traded companies.  The role that the government will play, acting through ANSES, in making investments in new issuances of equity and debt in capital markets, is unclear due to the absence of clearly established policies.  This has reduced the volume of trading and on the liquidity of Argentina’s capital markets.  Furthermore, ANSES’ selection criteria for electing individuals to boards of directors in publicly-traded companies in which it owns shares is still unknown, as are its mandates to directors or supervisory committee members of said companies and the government’s response to situations such as, among others, companies’ participation in governmental bidding processes. Until the government’s practices and policies are defined, these matters could create uncertainties for investors of public companies in Argentina, including Telecom Argentina.

Article 8 of Law No. 26,425 (which ratifies Article 76(f) of Law 24,241) limits ANSES’ voting power to 5% of the company’s total voting shares, even if ANSES holds a greater ownership position.  However, there is a risk that ANSES could claim full voting rights at annual shareholder meetings, rather than limiting its voting rights to 5% of company shares, in accordance with the limitation prescribed by Law No. 26,425.  In fact, ANSES has already attempted to exercise voting powers commensurate with its total share ownership at various shareholder meetings of many companies, including Telecom Argentina.  In the majority of these cases, these companies have opposed ANSES’ actions and the parties have reached an agreement.  As of the date of this Annual Report, the CNV has not yet taken a particular stance on this matter.

It is difficult for us to predict the actions that the ANSES will take at Telecom Argentina’s next shareholders’ meeting.  Additionally, we cannot predict the impact on the Company’s corporate matters if ANSES were to designate members of the Company’s Board and/or Supervisory Committee.

Argentina’s economy may not continue to grow at current rates or may contract in the future.

The effects of the recent global financial crisis and general weakness in the global economy may negatively affect emerging economies like Argentina. Although Argentina has experienced economic growth in recent years, current global financial instability has impacted and may continue to impact the Argentine economy and cause Argentina to return to a period of recession, fiscal deficit, higher inflation, unemployment and greater social unrest.

The recent global financial crisis has affected the Argentine economy in a number of ways, including the following: reduction in the level of economic activity and the level of investments, increased pressure on the devaluation of the peso as a result of greater investor and public risk aversion, a decline in Argentina’s export product prices, contraction of consumer and investor spending and a significant drop in the primary fiscal surplus.

Although the current state of the international financial markets in terms of volatility, liquidity and access to credit has improved as compared to the second half of 2008 and most of 2009, several factors remain that could affect the global financial markets, such as, among other factors, a growing concern regarding government deficits, governments’ abilities to honor their respective sovereign debts and general uncertainty about the global economic recovery. If international economic conditions were to worsen, Argentina could be negatively affected as a result of lower international demand for its products and services, higher international interest rates, lower capital inflows and higher risk aversion.  These factors could cause the Argentine economy to contract.

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic conditions prevailing in Argentina. If economic conditions in Argentina were to deteriorate, they would be expected to have an adverse effect on our financial condition and results of operations.

Argentina continues to face economic, legal and political uncertainty.

Although general economic conditions have shown improvement, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years have given rise to uncertainties about the country’s economic and political future.

In the event of further economic, social or political crises, companies in Argentina may face the risk of civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for and assumption of costs and risks associated with utilizing sub-contracted labor. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether our commercial activities will be affected positively, negatively or at all by such changes.

Argentina’s past fiscal problems and the incomplete restructuring of Argentina’s sovereign debt may negatively affect the macroeconomic environment.

Although Argentina has shown a fiscal surplus in recent years, the Argentine government has a history of fiscal deficit that was aggravated by the devaluation of the Argentine peso in early 2002.  Since almost all of the financial obligations of the Argentine government were denominated in foreign currencies at the time the dollar-peso parity was eliminated, there was an increase in the cost of financial services (in terms of Argentine pesos) of the debt of the Argentine government. Since the Argentine government’s fiscal revenues were denominated in large part in Argentine pesos, the Argentine government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002.  The Argentine government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to obtain access to capital markets or other forms of financing.

The Argentine government implemented a debt restructuring effort through a debt exchange offer that closed on February 25, 2005.  Despite a 76.15% acceptance of the offer, amounts not tendered for exchange totaled approximately US$20 billion.  The settlement of the debt exchange was completed on June 2005 and, in 2006, the Argentine government made an early repayment of Argentina’s debt to the IMF, which involved a disbursement of US$9.5 billion.  Nonetheless, a number of bondholders who held out from the exchange offer have initiated legal actions against the Argentine government.  A judgment against the Argentine government in these pending cases could reduce sources for funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

Recently, the Argentine government made progress on another attempt to restructure its public debt, thereby, potentially significantly reducing the levels of country risk.   Nonetheless, the implementation of this restructuring plan has been delayed by disagreements regarding the use of Central Bank reserves to repay the outstanding public debt, a measure that has been challenged by courts and has been criticized for its possible inflationary effects on the economy. In April 2010, the Argentine government announced an exchange offer for the unrestructured debt.  It is expected that this process will be completed in late June.

After the economic crisis in 2001, the Argentine government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

As of December 31, 2009, the outstanding principal amount of Argentina’s public debt was equivalent to US$147,119 billion (of which approximately 54.06% is denominated in foreign currency).  There can be no assurance that the Argentine government will not default on its obligations under its bonds in the event that it experiences another economic crisis. A new default by the Argentine government could lead to a new recession, higher inflation, restrictions for Argentine companies to access funds, and unemployment and social unrest, which would negatively affect our financial condition, funding and results of operations.

The Argentine banking system may be subject to instability.

The Argentine banking system collapsed during 2001 and 2002 when the Argentine government restricted bank withdrawals and required the conversion of dollar deposits to pesos.  From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events such as conflicts between the Argentine government and certain sectors of the economy, together with the international financial crisis, have deteriorated depositors’ confidence, leading to a slowdown in the growth of deposits, an increase in the dollarization of certain deposits and an increase in interest rates on loans granted to the non-financial sector.

In the first half of 2009, midterm elections and certain expectations of a further devaluation of the peso impacted the Argentine financial system.  Deposits decreased to levels below previous periods, while deposits denominated in U.S. dollars rose strongly.  However, in the second half of 2009, deposits denominated in pesos have regained strength due to the recovery of the domestic and global economies. The private sector’s capital outflow reached approximately US$8.4 billion in 2009, most of such increase having occurred in the first half of the year.  This trend reversed in the first quarter of 2010, with a capital inflow of approximately US$7 million.

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

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, Telecom Argentina’s Board of Directors frequently obtains and plans to obtain, opinions of counsel concerning the compliance of the actions with Argentine law and Telecom Argentina’s bylaws (or regulations if any). Although the issue is not free from doubt, based on advice of counsel, Telecom Argentina believes that a court in Argentina in which a case has been properly presented would hold that a noncontrolling shareholder voting in good faith and without a conflict of interest in favor of such a resolution and based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision.

Risks Associated with Telecom and its Operations

The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed.  The Argentine government must also consider consumer protection, accessibility of the services and the profitability of public services providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2011. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates.”

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding 2006, the only agreed upon adjustments to the rate structure were the rate increases to the termination charge for international incoming calls and the extension of the time bands for peak-hour rates applied to local and domestic long distance calls. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates—Letter of Understanding 2006.”

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

Additionally, since the end of the 2005, the Argentine government has implemented various measures to control inflation such as price controls of certain goods and services.  It is possible that services not currently regulated in this manner by the Argentine government may be the subject to future price controls or that similar mechanisms affecting our economic and financial situation may be implemented.

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

As of the date of this Annual Report, we cannot predict if any measures will be taken by Regulatory Bodies, the CNDC, or other relevant authorities, and whether, if taken, they will affect our operations or the price of Telecom Argentina’s shares, among other things.

We operate in a competitive environment which may result in a reduction in our market share in the future.

We compete with licensed provider groups, comprised of, among others, independent fixed line service providers, wireless (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2009, more than 500 licenses for local and/or long distance services, payphones and Value Added Services had been granted since the end of the exclusivity period.

We expect that we will face pressure on the rates we charge for services and we could experience a loss of market share for Voice, Data and Internet services as a result of this competition, particularly in the long distance service and Internet businesses. In addition, the market for wireless services is very competitive given the substantial telecommunications experience of many our competitors. The Internet services and wireless telecommunications markets, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the Voice, Data and Internet services market, we must invest in our fixed-line network and information technology in order to maintain and improve service quality, sustain the growth in broadband services and continue developing the NGN. Specifically, in the

Internet services market, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. To remain competitive in the wireless telecommunications market, we must enhance our wireless networks by expanding our network infrastructure and extending 3G technology and bandwidth for mobile data transmission.  We also aim to facilitate the synergy between fixed and mobile communications. In the Wireless segment, we expect to continue to devote resources to customer retention and loyalty and to the replacement of handsets due to technological updates. These enhancements and the introduction of new services will demand increased capital expenditures and high subscriber retention costs. We must also adapt to changing market conditions. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, wireless network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. Responding to these changes may require us to devote substantial capital to the development, procurement or implementation of new technologies.

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

The SC is responsible for the allocation of bands in the wireless spectrum within promulgated regulations. Telecom Personal cannot guarantee that its requests to participate in the reallocation process related to the bands to be released by Telefónica Móviles, S.A. will be granted, or that the frequency bands will not be reallocated to existing or future competitors of Telecom Personal, negatively affecting Telecom Personal’s competitive position and its ability to offer cellular services to its customers on a competitive basis. See “Item 4—Information on the Company—Regulatory Framework—Other Regulatory Regulations—Regulations Applicable to PCS Services” for a detailed description of Telecom Personal’s license.

Nortel, as our controlling shareholder, and Sofora as Nortel’s controlling shareholder, exercise control over significant matters affecting us.

Nortel is our direct controlling shareholder. Sofora owns 100% of the common stock of Nortel, which represents 67.79% of the total capital stock of Nortel. Sofora is 50% owned by Telecom Italia Group and 50% owned by W de Argentina—Inversiones.

Through their ownership of Sofora, the Telecom Italia Group and W de Argentina—Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors.  In addition, we have been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina—Inversiones have agreed amongst themselves certain matters relating to the election of our directors and those of Nortel and Sofora and have given W de Argentina—Inversiones veto power with respect to certain matters relating to us where the Telecom Italia Group would otherwise prevail.  However, as a result of the legal proceedings described below under “Our principal indirect shareholders are involved in various legal proceedings which impact our corporate governance and may result in changes of ownership by our controlling shareholders,” the influence of the Telecom Italia Group has been limited by judicial and administrative resolutions and the Telecom Italia Group and the Werthein Group were not able to elect new directors at the shareholders’ meeting held on April 28, 2010.  See “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

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

Nevertheless, any transactions with related parties for an amount of over 1% of Telecom Argentina’s shareholders’ equity are subjected to a prior approval process established by Decree No. 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors in order to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice.  See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our principal indirect shareholders are involved in various legal proceedings which impact our corporate governance and may result in changes of ownership by our controlling shareholders.

Our principal indirect shareholders are party to a number of legal proceedings which have affected and may continue to affect Telecom Argentina’s Board of Directors and matters of corporate governance and may result in changes of ownership by our controlling shareholders.  W de Argentina-Inversiones S.L., one of Telecom Argentina’s principal indirect shareholders, has initiated certain legal proceedings against another principal indirect shareholder of Telecom Argentina, Telecom Italia S.p.A. and the members appointed at the request of Telecom Italia S.p.A. to Telecom Argentina’s Board of Directors, alleging, among other things, that Telefónica, S.A. (of Spain)’s stake in Telco S.p.A. engenders a conflict of interest and violates the Argentine Telecommunications regulatory framework, since Telefónica, S.A. (of Spain), the parent company of Telecom Argentina’s main competitor -Telefónica de Argentina S.A.- has an ownership stake in Telecom Italia S.p.A.

Various Argentine antitrust and regulatory authorities, and judicial bodies in related proceedings, have issued a series of rulings in connection with the transaction by which Telefónica (of Spain) acquired its stake in Telco S.p.A.  These actions affect the exercise of the voting rights of certain of Telecom’s shareholders, Telecom Italia International N.V. and Telecom Italia S.p.A., and members of the board of directors of Telecom Argentina appointed at the request of Telecom Italia S.p.A.  Argentine courts have also repeatedly postponed Telecom Argentina’s annual shareholders meetings and board meetings and suspended consideration of certain matters at the shareholders’ meeting scheduled for April 28, 2010.  These suspended agenda items include, among other things, the election of the directors to Telecom Argentina’s board and members of the Supervisory Committee. Although Telecom and the Telecom Italia Group have filed appeals and sought other relief from these actions, we do not know when or if the voting rights will be restored or whether similar actions will be taken in the future.

In addition, the CNDC and judicial bodies in related proceedings have issued orders relating to certain internal governance matters and it is possible that other resolutions will be issued in the future that affect our governance matters.

Argentine antitrust and regulatory authorities and judicial bodies in related proceedings have also instituted legal proceedings relating to the Telecom Italia Group’s ownership in our parent company, Sofora, which proceedings may affect the Telecom Italia Group’s ownership of Telecom Argentina.  On December 29, 2008, the CNDC issued a resolution stating that the Telecom Italia Group must refrain from exercising, assigning, transferring or taking any other action with respect to certain call options that it holds with respect to shares of Sofora owned by W de Argentina-Inversiones S.L.  This resolution was annulled by Chamber A of the Criminal Economic Court of Appeals on June 17, 2010. Additionally, the SCI issued an order that would, if implemented, require the Telecom Italia Group to divest its entire direct and indirect ownership interest in Telecom Argentina. However, Chamber A of the Criminal Economic Court of Appeals annulled this resolution and ordered “that a new resolution be issued through the appropriate authority and through a new proceeding.”

Regulatory review and litigation over the matters described above are ongoing, and we cannot predict the outcome of these proceedings, or the effect that the proceedings may have on our governance matters, share ownership or our operations.  For further detail, see “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

Our operations and financial condition could be affected by union activity.

In Argentina, labor organizations have substantial support and have considerable political influence. In recent years, the demands of our labor organizations have increased as a result of the increase in cost of living (which was affected by the increased level of inflation) and salaries in Argentina. Certain claims initiated in 2005 by labor organizations with respect to fixed line services led to negotiations that resulted in the improvement of salary levels and a reduction of working hours. See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings—Labor Claims.” Moreover, certain labor organizations have advocated that certain of our non-unionized employees should be represented by trade unions. Union organizations could also request that we delegate currently outsourced tasks to Company employees.  Furthermore, if the number of employees covered by trade unions increases, we may incur increased costs for the higher compensation that we and our contractors may need to pay to unionized employees.

In this context, we reached several agreements with various labor organizations representing our fixed-line telephony employees, in particular. Please see “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings—Labor Claims.”

The Argentine government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase our cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). In the aftermath of the 2002 Argentine economic crisis, both the government and private sector companies have experienced significant pressure from employees and labor organizations relating to wage levels and employee benefits. However, since early 2005, the Argentine government has decided not to order new salary increases by decree. We cannot guarantee that the government will not again adopt measures that will increase salaries or require us to provide additional benefits, which would increase our costs and, among other things, in the absence of an adjustment of regulated rates, reduce our profitability.

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

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and the passage of an amendment to the Argentine Employment Contract Act to restrict an employer’s ability to change the form and conditions of work expected of an employee.

Recently, the Argentine Supreme Court has recognized that certain benefits paid by employers to employees qualify as part of employees’ compensation under the Argentine Employment Contract Act.  Additionally, certain organizations such as trade unions, OSTEL (Social Work Association of Telephone Workers and Employees of Argentina) and the Compensation Fund have filed complaints against Telecom Argentina objecting to the differences in the calculation of social contributions and have obtained favorable rulings for these claims.

As a result of these changes, Telecom Argentina may face increased risk of individual and collective employment litigation. If this occurs, we cannot guarantee that this litigation will not have an adverse effect on our results of operations and financial condition.

Moreover, in 2009, the environmental agency required Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste (as it had been previously required to do in 1999). This registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the extent of the hazard and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. We cannot guarantee that the rejection will be obtained.  If such rejection is not obtained, Telecom Argentina would face increased costs which may include retroactive fees.

See “Item 8—Financial Information—Legal Proceedings— Civil, tax, commercial, labor and regulatory proceedings.”

We may be subject to measures by the Argentine government that may modify or impose obligations to provide telecommunications services without or with reduced compensation which may result in losses.

Certain regulatory measures that are still pending implementation, including regulations governing the unbundling of the local access (commonly known as local loop) and number portability, could have the effect of increasing competition for the services we offer and increasing capital expenditures. Moreover, the Argentine government could modify some of the current regulations, without granting the Company its corresponding compensation for changes in service requirements, could change its interpretation of existing regulations or introduce new obligations such as, among others, those relating to Universal Service regulation (See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Decree No. 764/00”), those relating to the provision of new customer services and those resulting from the pending 2000 and 2001 Price Cap SC reviews. Any such changes could have a material impact on our operations.

The enforcement of regulations aimed at protecting consumers may have an adverse effect on us.

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

These amendments may increase the number of legal actions commenced against various companies that provide goods and services to individual users or consumers. This possibility may entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for its services, or the obligation to return amounts charged for its services. If such were the case, any of such consequences could have an adverse effect on our financial situation and on the results of our operations.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent us from making payments on dividends, debt and trade liabilities.

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including restrictions on the free disposition of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Although most significant restrictions or limitations have been eliminated, certain restrictions imposed by the BCRA on the access to foreign exchange markets and transfer of funds continue to apply to us and may in the future limit our ability to make payments on our debt to creditors and trade liabilities outside of Argentina. There can be no assurance that the BCRA will not increase restrictions for making payments of principal, interest and/or trade liabilities to our foreign creditors, dividend payments to foreign shareholders or require its prior authorization for such purposes, which would limit our ability to service our debt and/or comply with payments related to trade contracts with foreign suppliers.  See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

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

Our consolidated financial statements under Argentine GAAP may not give you the same information as financial statements prepared under US GAAP or IFRS.

There is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. We maintain our financial books and records and prepare our financial statements in conformity with Argentine GAAP, which differs in certain significant aspects from US GAAP.  In this regard, we have included a description of the principal differences between Argentine GAAP and US GAAP as they relate to us in Note 15 to our Consolidated Financial Statements.

In March 2009, the FACPCE approved Technical Resolution (“RT”) 26, adopting IFRS as issued by the International Accounting Standards Board (“IASB”). The CNV subsequently adopted RT 26 through Resolution No. 562/09 for certain public companies such as Telecom Argentina.  This Resolution requires Telecom to prepare its financial statements in accordance with IFRS for fiscal years beginning January 1, 2012, and permits early adoption of IFRS for fiscal years beginning January 1, 2011. We have not quantified the impact that the adoption of IFRS would have on our financial condition or results of operations and therefore we cannot assure you that its adoption will not have an adverse effect on our financial condition or results of operations. However, we have provided you with a summary of the significant differences between Argentine GAAP and IFRS as they relate to us in Note 16 to our Consolidated Financial Statements.

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

As of December 31, 2009, our telephone system included approximately 4.4 million lines in service. This is equivalent to approximately 22 lines in service per 100 inhabitants in the Northern Region of Argentina and 394 lines in service per employee.

As of December 31, 2009, our Internet business has approximately 1.3 million customers and our Wireless reportable segment has approximately 14.5 million customers in Argentina and approximately 1.8 million customers in Paraguay.

Business Strategy

We pursue a business strategy focused on increasing our market share in each of our segments, increasing our profitability and maximizing value generation for our customers, shareholders, employees and the broader community we serve.  In order to promote the achievement of our goals and minimize possible adverse effects on our business due to macroeconomic conditions and industry-specific regulation, we continually adapt our business strategy through investments in product innovation and development of additional complementary services aimed at improving our customers’ user experience.

Our priorities still lie in operational efficiency and the effectiveness of the planning and control processes.  We view these as key competitive factors for our Company and its long-term corporate sustainability.  We also consider our integrated vision of our business, processes and technology to be a key competitive factor in our corporate management, thereby enabling us to provide high-value options to consumers.

We seek to promote the well-being of our employees.  In this regard, we invest in our human resources through communication, training and development programs, promoting work-life balance, enabling telecommuting, and facilitating open and transparent relationships with individual employees and trade unions.

Our investments in technology are designed to continually adapt our coverage, increase the capacity of our infrastructure, implement new service platforms to provide quality service in spite of increasing traffic volumes caused by the expansion of our customer base, and implement new Value Added Services, access to social networks, and content distribution.

Through our broadband and 3G mobile coverage, we offer our customers continuous Internet access, providing Internet access for both recreational and professional activities, regardless of the user’s physical location. We provide our consumers with fixed and mobile terminals providing access to data, multimedia and value-added services. With respect to our business products and services, we offer integrated solutions to meet the communication and information technology needs of businesses by providing virtual access to applications and platforms in our data centers.

We maintain affordable prices commensurate with the market’s purchasing power, focusing on achieving our revenue growth by expanding our customer base and continuing to offer new products and services. We simplified our price structure by developing service packages at fixed prices targeted to different customer profiles.  These service packages provide consumers with a clear view of and control over their communication expenses.

Our penetration of communication services in the Argentine market, notwithstanding a challenging macroeconomic environment, has continued to show sustained growth.  In 2009, we increased our market share in fixed and mobile lines and broadband access. This market penetration was coupled with sound financial performance demonstrated by higher operating margins and net profit. With respect to our cash flow, we highlight the early repayment of all of Telecom Argentina’s financial indebtedness issued in the 2005 debt restructuring, which terminated our obligation to comply with the covenants under the Notes’ indenture and has reduced the cost of financial indebtedness and our exposure of risk to fluctuations in foreign currency exchange rates.

We believe that the strategy implemented by our Company’s Management sets a foundation for the Telecom Group to reach its goals of continuous improvement in service quality, strengthening its market position and increasing its operating efficiency, to meet the needs of a dynamic telecommunications market.

Organizational Structure

The following chart shows our principal subsidiaries and affiliated companies as of December 31, 2009, and jurisdiction of organization.

(*)         Dormant entity.

Consolidated Subsidiary Information

The following table presents information relating to our consolidated subsidiaries for the fiscal year ended as of December 31, 2009:

Subsidiary (1)	Activity	Reportable Segment	Percent Ownership	Percentage of Telecom’s Total Consolidated Net Sales
Telecom Personal S.A.	Wireless Services	Wireless	99.99	62.4
Núcleo S.A. (2)	Wireless Services	Wireless	67.50	3.6
Springville S.A. (2) (3)	Wireless Services	Wireless	100.00	—
Telecom Argentina USA, Inc.	International Service	Voice, Data and Internet	100.00	0.3
Micro Sistemas S.A. (3)	Electronic Equipment Sales	Voice, Data and Internet	99.99	—
Total				66.3

(1)          All subsidiaries are incorporated in Argentina, except for Núcleo S.A. (Paraguay), Springville S.A. (Uruguay) and Telecom Argentina USA, Inc. (USA).

(2)          Interest held indirectly through Telecom Personal.

(3)          Dormant subsidiary as of December 31, 2009.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware, 19715.

Recent Developments

Telecom Personal Dividend Payments

On May 5, 2010 Telecom Personal distributed a dividend of P$575,000,000.

Telecom Argentina Dividend Payments

Telecom Argentina’s shareholders, at their meeting of April 28, 2010, approved the distribution of dividends in two installments.  On May 5, 2010, Telecom Argentina paid a dividend installment to its shareholders in the amount of P$689,066,685 and is scheduled to pay a second installment of dividends of P$364,220,961 on December 20, 2010.

Legal Proceedings Relating to Share Ownership

Nortel and Telecom Argentina’s principal indirect shareholders are party to a number of legal proceedings which affect their respective Boards of Directors and matters of corporate governance.  In 2009, the CNDC, SC, SCI and certain judicial bodies have issued various resolutions regarding this matter. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

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

•                  the granting to Telintar and Startel, each joint subsidiaries of Telecom Argentina and Telefónica, of non-expiring licenses to provide international long distance and data transmission, respectively; and

•                  the transfer by ENTel of substantially all of its assets and certain contracts into Telecom Argentina, Telefónica, Telintar and Startel.

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine government sold 60% of the common stock to Nortel, a holding company formed by a consortium of investors including Telecom Italia, among others. In 2003 Nortel’s common stock was transferred to an Argentine company named Sofora.  As of December 31, 2009, Sofora was held 50% by the Telecom Italia Group and 50% by W de Argentina—Inversiones, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s common stock was transferred to a Share Ownership Plan for certain former employees of ENTel and CAT by the Argentine government, and the remaining 30% of Telecom Argentina’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. A portion of the shares in the Share Ownership Plan has been sold in the public market, and the remaining shares in the Share Ownership Plan are expected to be gradually sold in the public market.  See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

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

THE BUSINESS

General

As of the date of this Annual Report, we conduct our business through six legal entities which represent six operating segments. We aggregate these operating segments into two reportable segments —Voice, Data and Internet and Wireless- following the nature of the products and services provided.

The companies we aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated Company/Operating Segment
Voice, Data and Internet	Telecom Argentina
Telecom Argentina USA, Inc.
Micro Sistemas S.A. (i)

Wireless	Telecom Personal
Núcleo
Springville (i)

(i)             Dormant entity at December 31, 2009.

Voice, Data and Internet. Telecom Argentina owns a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Telecom Argentina also owns a network in the Southern Region. Voice, Data and Internet services are comprised of the following:

•                  Basic telephone services. Telecom Argentina provides Basic telephone services, including local and domestic long-distance telephone services and public telephone services. As of December 31, 2009, Telecom Argentina had approximately 4.4 million lines in service;

•                  International long-distance services. Telecom Argentina provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits;

•                  Data transmission and Internet services. Telecom Argentina provides data transmission and Internet connectivity services, including traditional dial-up and broadband connections, ADSL dedicated lines, private networks, national and international broadcasting signal transport and videoconferencing services. As of December 31, 2009, Telecom Argentina had approximately 1.3 million subscribers to the Internet service;

•                  Information and Communication Technology Services. Telecom Argentina provides ICT services and value-added solutions; and

•                  Other Basic telephone services. Other services provided by Telecom Argentina include supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, video calls and itemized billing, and telecommunications consulting and telecommunications equipment and maintenance services.

Wireless Telecommunication. We provide wireless services through our subsidiaries in Argentina and Paraguay. Our subsidiary Telecom Personal provides wireless telephone service throughout Argentina via cellular and PCS networks. Telecom Personal’s service offerings include:

•                  GSM and 3G wireless communication over UMTS/ HSDPA networks (including GPRS, EDGE and HSDPA high-speed wireless, videoconferencing, full track download, multimedia messaging, online streaming, corporate mailing and BlackBerry solutions); and

•                  Sale of wireless communication devices (cellular phones, 3G modems, 3G hotspots, wireless internet and netbooks).

We also provide cellular and PCS services in Paraguay through Núcleo, a subsidiary of Telecom Personal. As of December 31, 2009, Telecom Personal had approximately 14.5 million wireless subscribers in Argentina and approximately 1.8 million in Paraguay.

See Note 13 to our Consolidated Financial Statements and: “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2009, 2008 and 2007—Results of Operations by Reportable Segment” for additional information as to our results of operations by reportable segment.

Voice, Data and Internet

Telecom Argentina is the principal provider of Basic telephone services in the Northern Region, and since late 1999 has also provided Basic telephone services in the Southern Region.

Since November 2000, the telecommunications sector in Argentina is completely open to competition. Our operations are subject to a complex series of laws and regulations of the Argentine government. In addition, we are subject to the supervision of the Regulatory Bodies. See “Regulatory Framework—Rate Regulations” below.

The Argentine government has taken certain measures that have affected revenues from the services we provide. By the enactment of the Public Emergency Law since January 6, 2002, the rates charged by Telecom Argentina for fixed line services such as measured service, public telephone service, national and international long-distance and monthly basic charges and installation charges have been pesified (regulated services since the Transfer Date). We cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect our future revenues. See “Regulatory Framework—Rate Regulations” below and “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

Telecom Argentina’s Telephone Network

Telecom Argentina’s fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the deployment of Telecom Argentina’s telephone network:

	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Number of installed lines (1)	4,595,043	4,442,629	4,238,542	3,896,637	3,828,147
Net lines installed (during each year)	152,414	204,087	341,905	68,490	25,141
Net lines installed cumulative (2)	3,024,079	2,871,665	2,667,578	2,325,673	2,257,183
Number of lines in service (3)	4,364,386	4,298,820	4,207,744	4,094,653	3,949,911
Net lines in service added for the year	65,566	91,076	113,091	144,742	159,613
Net lines in service added cumulative	2,962,417	2,896,851	2,805,775	2,692,684	2,547,942
Lines in service per 100 inhabitants (4)	22	22	22	21	21
Pending applications (5)	78,400	67,400	65,700	60,800	52,000
Public phones installed	50,275	58,375	70,550	81,568	82,771

(1)          Reflects total number of lines available in Switches. Since the 2006, also includes NGN lines.

(2)          Cumulative net lines installed since the Transfer Date.

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

a)    Retail — Residential and Business customers

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice.  The number of pulses varies depending on the type of customer. As of December 31, 2009, approximately 84% of lines in service were for residential customers and public telephony and approximately 16% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to certain retired individuals and low consumption residential customers.

Measured Service Charges. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per unit of time. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. During the summer months (December through March) there is decreased consumption due to the fact that many customers are on vacation. Additionally, due to competition, Telecom Argentina offers discounts to customers mainly for domestic long-distance service, as semi-flat rate plans that include a set quantity of minutes for a fixed charge.

Local minutes were approximately 12.5 billion in 2009, 13.0 billion in 2008 and 13.6 billion in 2007. During the past three years, despite increased economic activity in Argentina and the growth in our fixed line customer base, the volume of local minutes has decreased slightly due to the strong growth in wireless telephony and the resulting migration of traffic to wireless service.  During 2009, we maintained strong sales of targeted and selective offer plans in urban areas by increasing the penetration rate in our fixed line customer base.

Domestic long-distance minutes decreased slightly to 2.9 billion in 2009 from 3.0 billion in 2008 and 2007. Ever since the Northern Region was opened to competition in 1997, Telecom Argentina has maintained its position as the regional market leader for domestic long-distance traffic. During 2009, deploying a similar strategy to that which was adopted for local traffic, we launched new incentive plans positioned to maintain average revenues generated by customers.

In the year ended December 31, 2009 approximately 79% of measured service revenue was generated by residential and professional customers, and approximately 21% was generated by business and government customers.  In the year ended December 31, 2008, approximately 78% of measured service revenue was generated by residential and professional customers and approximately 22% was generated by business and government customers.

International Long-Distance Service. International long-distance traffic minutes decreased to 151 million in 2009 from 157 million in 2008 and 142 million in 2007. The decrease in 2009 was mainly due to strong competition and the introduction of VoIP (Voice Over Internet Protocol).

Since 1992, international rates have been reduced annually as a consequence of the application of the Price Cap described in “Regulatory Framework—Rate Regulations—Price Cap.” Telecom Argentina also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

Despite facing strong competition, Telecom Argentina still retains an important market share of international long-distance traffic in the Northern Region, and continued to be the market leader for international long-distance in the Northern region in the last year.

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

Public Telephone Services. As of December 31, 2009, there were 50,275 public lines installed of which 4,850 are in the Southern Region. Local and domestic long-distance traffic experienced a systematic reduction as a result of a strong development in the cellular telephone industry in Argentina. As a result, public-telephony traffic for 2009 fell to 300 million minutes compared to 394 million minutes for 2008 and 556 million minutes for the 2007. The traffic in domestic long-distance public-telephony was 150 million minutes for 2009, 182 million minutes for 2008 and 243 million minutes for 2007. The traffic in international long-distance public-telephony has experienced a slight decrease in 2009, decreasing to 67 million minutes during 2009, from 69 million minutes in 2008 and 64 million minutes in 2007.

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

New Voice Products and Services. Throughout 2009, Telecom Argentina continued to introduce new products and services in the market, in response to customer needs and in line with its goal to increase revenues generated by customers in its access lines. The new products and services include the new line of “Aladino” telephone sets and the offering of value-added packages for voice.  Additionally, Telecom Argentina continued providing customers with innovative services such as SMS from fixed telephones. Due to these value-added packages, our rate of penetration in our fixed line customer base increased as compared to the previous year.

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

During 2009, we maintained our focus on ICT solutions. The new strategy is supported by the data center, a key component in this process, as well as by the creation of the Delivery Management Data Center and Value Added Services Support center. As a result of these efforts, we provide convergence solutions in which traditional voice and data services are bundled with Internet access, web, multimedia, ICT and Data Center services.

During 2009, we made additional investments in the data center, thereby strengthening our infrastructure and allowing us to develop a new portfolio of products and solutions.

We have developed many successful partnerships with global IT leaders, allowing us to provide high-quality solutions. For example, we act as Positron’s exclusive representative in Argentina for the provision of 911 services.

Internet. Telecom Argentina introduced residential Internet service under the brand name Arnet in 1998 and has been providing Internet-related services directly to its customers since November 2001. Telecom Argentina mainly offers this service in the major cities of Argentina. In recent years, Telecom Argentina’s Internet service has experienced higher demand and usage in less populated areas of the country. The Internet services include broadband ADSL and Dial-Up.

During the past several years, Internet service has experienced a significant technological change as a result of the introduction of ADSL. We have seen a constant decrease in Dial-Up access that has been more than offset by increased ADSL access. This change is illustrated in the following table:

	December 31,
	2009	2008	2007
ADSL (1)	1,223,000	1,042,000	783,000
Dial-Up	55,000	65,000	76,000

(1)          Includes ADSL access in the Northern Region and ADSL clients in the Southern Region.

The increase in number shown in the table above are the result of Dial-Up customers migrating to ADSL service over the years and the acquisition of new ADSL customers.

The market for broadband has experienced significant growth in the 2008 and 2009 throughout the country, increasing 33% and 17% respectively, reaching approximately 1.2 million connections as of December 31, 2009.

Broadband Internet can be delivered through three technologies: cable modem, ADSL and wireless; cable modem and ADSL being the most widely used. In the local market ADSL connections exceeded the number of cable modem and wireless connections. Telecom Argentina markets its ADSL service through its Arnet brand and in partnership with other ISPs.

During the period from 2007 to 2009, Telecom Argentina continued to increase its customer base, in line with or exceeding the market’s expansion. Telecom Argentina’s ADSL customer base reached 1 million clients in November 2008, thereby securing its leadership position in the broadband market.  As of December 2009, our nationwide market share was 31%. During 2009, we continued our strategy of increasing connection speed for clients by directing customers to products offering higher bandwidth and significantly increasing the penetration of 3Mb service in our customer base.

Telecom Argentina maintained its strategy of adapting its product portfolio to its clients’ needs by introducing new products. In 2009, Telecom Argentina implemented a new platform of Value Added Services for business customers by launching a new product portfolio, “Biz Plus.”  This product offers higher-value solutions and innovative features (e.g. standard mail and hosting services and services such as calendar, agenda, SMS, gigamail, mail collection services, etc.). For the residential segment and through a strategic alliance with Direct TV, Telecom launched its first satellite TV service offering. This package features broadband services, local calling and satellite TV services.

Additionally, Internet revenues include Internet access services. Telecom Argentina offers its 0610, 0611 and 0612 internet access services. The 0610 service is provided at rates reflecting up to a 30% discount compared to regular urban rates for connections lasting 30 minutes, depending on the time and day of the connection. Traffic generated by these services has been decreasing, falling from 2.3 billion minutes in 2007 to 1.4 billion minutes in 2008 and to 0.7 billion minutes in 2009 with similar effects on net sales.  After the implementation of an agreement reached with the Argentine government, by the end of fiscal year 2009, Telecom Argentina offered Internet dial-up access to 100% of the users of fixed lines located in its coverage region.

b)    Wholesale

Interconnection Revenues. Telecom Argentina collects fees from other operators for interconnection services.  These fees primarily include local access, termination, and long-distance transport of calls, rentals of network capacity and commissions calling party pays fees. These fees are payable by mobile operators as well as fixed line operators.

Additionally, Telecom Argentina, remained the leading provider of wholesale telecommunications solutions for various fixed and mobile operators, independent operators, local operators, public telephony licensees, cable operators, Internet Access Providers (ISP), TV and radio channels, production companies and other service providers. The services marketed by Telecom Argentina include, among others, traffic and interconnection resources, third-party billing, dedicated internet access services, transport of video signals in standard definition and high definition, streaming audio and video, dedicated links, backhaul links for mobile operators, Internet Protocol Virtual Private Network and datacenter hosting services.

Telecom Argentina continued to strengthen its position as a provider of solutions for the broadcasting segment by offering transportation solutions for audio and video signals both as dedicated private links and on the Internet. We provided solutions to cable operators and TV channels for the distribution of video signals. During 2009, we continued to increase the number of clients connected to Telecom Argentina’s video matrix located in the cities of Buenos Aires, Cordoba and Rosario. Telecom Argentina also carried the first high definition-quality video transmission for a broadcasting provider.

International Long-Distance Service. Telecom Argentina holds a non-expiring license to provide international telecommunications services in Argentina, including voice and data services and international point-to-point leased circuits.

Revenues from wholesale international long-distance service reflect payments under bilateral agreements between Telecom Argentina and foreign telecommunications carriers, covering virtually all international long-distance calls into or out of Argentina using our network. Revenues from international long-distance service therefore consist mainly of:

•                  amounts earned from foreign telecommunications carriers for connection to the Argentine telephone network;

•                  bandwidth capacity under an Indefeasable Right of Use basis (IRU’S);

•                  international point-to-point leased circuits; and

•                  international data services.

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 643 million minutes in 2009, 618 million minutes in 2008 and 605 million minutes in 2007.

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

Through our wholly-owned subsidiary in the United States, Telecom Argentina USA, Inc., a corporation organized under the laws of the State of Delaware, we were granted an FCC 214 license by the Federal Communications Commission, or the FCC, to permit us to provide international long-distance telecommunications services in the United States. Telecom Argentina USA routes the majority of its traffic through its own switching capabilities. Its business, at the moment, is focused mainly on wholesale long-distance international traffic.  Additionally, it serves the retail market through sales of prepaid cards and A.N.I. recognition services (a technology similar to caller ID that allows customer identification of a particular prepaid card).

Network and Equipment

In line with the previous fiscal year, coverage, capacity, quality and availability have been the focus for the development of the network strategy during 2009.

Within this context, we continued the deployment of fiber optic connections to ensure that broadband availability in each city satisfies our customers’ increasing demands. At present, over 90 percent of our customers are served through premises interconnected by fiber-optic networks.  For 10% of our customers in small areas where fiber optic service is not available, we continued deploying high capacity SDH radio links (standard technology for synchronous data transmission on optical media) and completed the purchase and approval process for new adaptive modulation IP radios which permit Ethernet connectivity.

We continued our strategy of having a single transmission backbone for the fixed, mobile and broadband and corporate connectivity services. To this end, we completed the update of our IP structure, enabling higher node and link capacities and introduced the first 40 Gbit links to meet the increasing demands of current and future systems.

The implementation of Dense Wavelength Division Multiplexing (“DWDM”) continues to be of great importance in the national long-distance network, allowing us to exceed prior capacity limits and facilitating national long-distance Ethernet transmission in the capital cities of all of the provinces and in most locations with higher customer volume.  We have deployed this DWDM network in the city of Buenos Aires, in order to interconnect data centers and main buildings in the network and to ensure fast broadband availability thereby.

With regards to the fixed access network, we have identified two overlapping needs: the need to maintain 100% digitalized TDM lines in operational status and to deploy new generation networks (NGN) and the need to reach customers’ homes with an increasingly higher broadband. In order to fulfill these two demands, we are developing a strategy of FTTC (Fiber to the Cabinet) and another strategy of FTTB (Fiber to the Building) in some important buildings in the city of Buenos Aires.

We are negotiating a Life Extension (useful life extension) agreement with the TDM technology providers to ensure that TDM operations have an adequate service level agreement for the next five years. We believe that these service agreements provide sufficient time to allow development of new IP technologies for this type of services. At the same time, the Company continues to deploy NGN networks to meet new demand requirements.

At the voice core level (sixth generation microprocessor), a new generation call control structure was deployed, both for national and international services, taking into consideration the geographical distribution and site redundancy to ensure adequate service availability.

With respect to customer service, the Company continued its strategy of periodically following-up and monitoring restored service in areas which had been characterized by high claim rates. In 2009, Telecom Argentina restored service in 450 areas with this method.  Additionally, the Company’s supervision centers have been integrated to provide a single system to monitor interruptions of network service, thus reducing the time for diagnosis and repair.

Wireless

We provide wireless services via cellular and PCS networks through our subsidiaries in Argentina and Paraguay.

Wireless Telecommunication Services in Argentina—Telecom Personal

The market for wireless telephone services in Argentina is characterized by rapid growth and intense competition. Operators are generally free from regulation to determine the pricing of services, with the limited exception of calling party pays, or CPP, charges for termination of calls originating on a fixed line network. See “Regulatory Framework—Other Regulatory Regulation—Calling Party Pays—CPP.” There are currently three wireless operators offering nationwide service. The penetration of cellular service in Argentina has increased from approximately 96% of the population as of December 31, 2007 to approximately 107.5% and 117.7% as of December 31, 2008, and 2009, respectively.

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

Telecom Personal’s business is growing rapidly. From December 31, 2008 to December 31, 2009, its subscriber base in Argentina grew approximately 15%. As of December 31, 2009, Telecom Personal had approximately 14.5 million subscribers compared to approximately 12.6 million subscribers as of December 31, 2008, and approximately 10.7 million subscribers as of December 31, 2007. Growth in Telecom Personal’s cellular subscriber base results in growth in net sales in the wireless segment. Net sales of Telecom Personal were P$7,628 million in 2009, P$6,565 million in 2008 and P$5,339 million in 2007.

Telecom Personal offers advanced supplementary wireless services, known as Value Added Services. During 2009, Telecom Personal capitalized on the increased speed of its 3G network to expand and improve its roster of services together with the supply of smart phones in order to complement Telecom Personal’s deployment of Value Added Services. The following are some of the services offered in 2009:

•                  “Personal Música”: A music store which allows downloading full tracks and other music contents.

•                  “Pack 2.0 (“Lo mejor de Internet”)”: Unlimited access to the mobile version of Facebook, MySpace, Hi5, Windows Live Messenger, Hotmail, Yahoo mail, Yahoo Weather and Yahoo Finance.

•                  SMS Messenger: Allows the customer to enter MSN and chat with contacts as if using a PC.

•                  Advertising with geolocation: Allows the implementation of advertising campaigns tailored to the location of consumers.

The offering of Value Added Services is expected to increase profitability by increasing ARPU and facilitating growth in MMS Mobile Message Service/ Data services thereby differentiating our service offerings from SMS. Telecom Personal’s ARPU in Argentina was approximately P$41 per month for 2009 and 2008.

Service Plans.  Telecom Personal wireless customers are offered a variety of flexible pricing options for wireless services. These options include prepaid, post-paid and “cuentas claras” plans.

Prepaid Plans. Under prepaid plans, the customer pays in advance for telephone calls and Value Added Services using a prepaid card. When the card runs out of minutes, the customer can recharge the prepaid card using a prepaid system or can purchase virtual prepaid phone cards on Telecom Personal’s website, by phone, at ATMs and drugstores or through authorized agents. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. A subscriber can add credit to the card and make and receive local, national and international calls. During 2009, a plan for the provision of new features, products and services was implemented including packages of Data, SMS, voice and international calls.

Post-paid Plans. Telecom Personal offers a National Flat Rate post-paid plan and a Local Flat Rate post-paid plan. Post-paid plans include caller ID, voicemail and a personalized greeting, call forwarding, data services, a multimedia personalized greeting, telephone technical support and call waiting. The plans deploy Personal Digital Invoicing, enabling customers to view, download and print their invoices from the web.

Under both plans, a subscriber pays a monthly bill consisting of a monthly user fee plus Value Added Services and a charge for minutes used in excess of the amount included in the plan. These plans generally offers a specified number of free minutes per month. Once the free minutes have been used, the subscriber can continue using the wireless service at a set price per minute. The charges for additional minutes will be added to the next month’s bill. Under the National Flat Rate Plan, a subscriber can make calls to and from any location within Argentina at a constant rate because the per minute rate includes the local public network, national long-distance and national roaming. Under the Local Flat Rate Plan, where the per minute rate includes the Local Public Network and Roaming, a subscriber can make local calls within any locality in the country but calls from one locality to another are charged at an extra rate.

During 2009, we experienced an increase in the number of subscribers to bundled plans which include a limited quantity of megabytes, voice minutes and SMS.

“Cuentas Claras” Plans. Under the “cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional minutes by recharging the phone card through the prepaid system.

The following table presents selected information regarding Telecom Personal’s post-paid, prepaid, “cuentas claras” and total wireless subscriber bases for the periods indicated:

	As of December 31,
	2009	% of Total	2008	% of Total	2007	% of Total
Wireless subscribers:(1)
Prepaid	10,051,000	69.5	8,303,000	66.1	7,062,000	66.2
Post-paid	1,715,000	11.8	1,454,000	11.6	1,134,000	10.6
“Cuentas Claras”	2,709,000	18.7	2,807,000	22.3	2,470,000	23.2
Total	14,475,000	100.0	12,564,000	100.0	10,666,000	100.0

(1)          Wireless subscribers means total registered and active wireless subscribers at the end of the relevant period. An “active wireless subscriber” is a wireless subscriber who makes or receives 3 phone calls within the last 90 days of such relevant period.

Network and Equipment

Telecom Personal is the operator of mobile networks at a national level, and uses world-class technology providing GSM and third-generation services.

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

By the end of 2009, the access network radio bases exceeded 2,700, distributed throughout the country. In line with the increase in customer traffic, expansion of the 2G network capacity continues.

We completed a migration of the core network to a split or distributed architecture which strengthened node accessibility in the event of potential interruptions in the transmission network. This migration and network redistribution will lower Telecom Personal’s transmission costs and improve its awareness of service availability in areas distant from the switchers.  This also provides a convergent core network for second (GSM) or third generation (3G) services.

Additionally, during 2009, 40% of the long-distance traffic relations has migrated to the Group’s IP network.

Development of text messaging, multimedia messaging and data connectivity continues, as well as the implementation of BlackBerry, Ring Back Tones (musical ringtones) and mobile Intranet (wireless access to the corporate network).

We continued to deploy a 3G access network that enables a general roll-out of mobile broadband services. This layer operates in coordination with our GSM accessibility and is tailored to provide the customer with adequate resources for the type of services it demands. During 2009, we installed over 1,200 new generation access nodes, expanding our NGN coverage to over 80% of current GSM coverage.  In addition, our network capacity was amplified to respond to an increase in users, mainly by customers using 3G mobile broadband.

Wireless Telecommunications Services in Paraguay—Núcleo

We provide nationwide wireless services in Paraguay through our subsidiary Núcleo under the commercial name of “Personal”. Núcleo is 67.5% owned by Telecom Personal and 32.5% owned by ABC Telecomunicaciones S.A., a Paraguayan corporation. Núcleo has been granted licenses to provide commercial wireless services, internet access and videoconference and data transmission services in Paraguay.

The market for cellular telephony in Paraguay continued experiencing a significant level of competition in 2009 due to aggressive rate competition, new product and service launches, and marketing promotions. As of December 31, 2009, Núcleo had approximately a 32% share of the market for cellular services in Paraguay.  The customer base for its core cellular services declined by 1% as compared to the previous year. As of December 31,2009, Núcleo had 1,605,000 pre-paid customers, 153,000 customers with the service plan “Control Plan,” and 36,000 post-paid customers.

Nucleo has implemented focused core offerings and promotions in order to remain competitive on price and to better understand the price elasticity for certain features. It continued the series of promotions launched last year, designed to give customers the ability to choose a time slot in advance at a reduced cost and communicate with callers on other networks without being charged for interconnection fees. A range of new products were added, such as the “Family Plan” and “Number Amigo.” These products allow free calls to other destinations in a pre-selected core network, thus allowing customers to reach selected parties at low costs and improving customer loyalty.

Núcleo faced strong competition to leverage products and services offerings for the youth segment.  In this regard, Núcleo distinguished itself by being the first operator in the country to launch Messenger and Facebook wireless applications. Núcleo implemented marketing campaigns encouraging greater use of services, such as “The more you recharge your phone, the more you save,”  benefits of SMS,  and deals for free cell phone minutes.

Núcleo also introduced new promotions in the post-paid segment with the aim of marketing its Value-Added Services. Núcleo sought to develop its Value-Added Services through SMS and instituted various marketing campaigns, including campaigns offering prizes such as Ecosport trucks or trips to the World Cup.

Among the new 3G technology products, Núcleo launched a marketing campaign highlighting its browsing speed as a competitive advantage, thereby achieving significant growth in the second half of 2009.

Also in 2009, Núcleo completed locking roaming agreements that allow customers to use prepaid service in Argentina, Uruguay and Brazil.

Núcleo also implemented plans tailored to large customers which led to gaining new customers, thereby consolidating our existing product portfolio and capturing customers from our competitors.

Network and Equipment

During fiscal year 2009, Núcleo achieved many milestones in the development of and improvements to its network and equipment.  Núcleo completed the installation of 100 new B nodes, thereby achieving a 100% increase in installed capacity in its 3G network. Núcleo also prepared itself for future development of its 3G networks by upgrading its GPRS node hardware and software to enable higher traffic capacity and better data service for its Value Added Services.  With respect to Núcleo’s GSM network, Núcleo rendered new sites operative, thereby increased the number of cellular sites by 12% and added over ten locations to the Núcleo network.  Finally, Núcleo continued its network core expansion, increasing processing capacity of the Asuncion and Ciudad del Este stations.

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

By the end of 2009, in Italy, the Telecom Italia Group had reached approximately 16.1 million retail accesses (“accesses” refers to any telecommunications connections offered by the Telecom Italia Group, including consumer and business connections), a wholesale customer portfolio of 6.2 million accesses and 30.8 million mobile telephone lines. In addition, the Telecom Italia Group’s broadband portfolio in Italy reached 8.7 million accesses as of December 31, 2009 (including 7.0 million retail accesses and 1.7 million wholesale accesses). As of December 31, 2009, the Telecom Italia Group had 41.1 million mobile telephone lines in Brazil.

Competition

Voice, Data and Internet Services

Basic Telephony and International Long-Distance Services. Prior to November 1999, Telecom Argentina held an exclusive license to provide Basic telephone services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (now commercially known as Telmex), Telephone2, Impsat (commercially known as “Global Crossing”), IPlan, Comsat, Telecentro, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the rates it charges for its services and experience limited loss in market share in the Northern Region.

Internet and Data Services. We face nationwide competition in the Internet service market in Argentina from Telefónica, Netizen, Gigared, UOL, Ertach (which was recently acquired by Telmex), Telecentro and Cablevisión (Fibertel), among others. Our data services business faces competition from Telefónica, Comsat, Grupo Telmex Argentina, and from several providers of niche data services such as Impsat, IPlan and others.

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

Telefónica Móviles, operating in Argentina under the trade name “Movistar,” is another of the largest wireless operators in Argentina in terms of number of customers. Movistar is the result of Telefónica’s merger of Unifón and Movicom in 2005. Movistar operates in the AMBA through the 850 MHz band with a total of 37.5MHz (25 + 12.5MHz), and a total of 50 MHz (20 + 30) for PCS. It also holds a total of 80 MHz (40MHz + 40 MHz) for its PCS licenses for the Northern Region, and a total of 60 MHz (20 MHz + 40 MHz) for its PCS license in the Southern Region.  This Southern region is Unifon’s original service area, where it also holds 25MHz license for STM. The economic concentration that resulted from Unifon and Movicom’s merger exceeds the maximum limit of the 50 MHz of spectrum assignation (for the services of STM-SRMC-PCS and SRCE) permitted by Article 4 of the Annex to the Article 1 of Decree 266/1998. In Reg. 343/05, regulatory authorities approved the merger on the condition that the resulting entity decrease its spectrum holdings to the permitted levels in accordance with a schedule ending at year-end 2008. Currently Movistar has not yet completed the required decrease in its spectrum.

Nextel Argentina provides trunking telephony services in Buenos Aires. Nextel Argentina’s service currently focuses on business customers in the principal cities of Argentina.

See “—Regulatory Framework—Other Regulatory Regulations—Regulations Applicable to PCS Services” for additional details on Telecom Personal’s license.

Wireless Telecommunications Services in Paraguay. Currently there are four participants in the wireless service market in Paraguay. As of December 31, 2009, Núcleo had an approximate 32% share of the cellular services market in Paraguay. Telefónica Celular del Paraguay S.A. (a Millicom International Cellular subsidiary) had approximately 54%, Hola Paraguay S.A. had approximately 4% and America Móvil (under the brand name “Claro”) had approximately 10%. Official statistics are not published in Paraguay and, therefore, this information regarding subscriber amounts is an estimate.

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

•                  The Rate Agreements; and

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

Licenses granted as of December 31, 2009

As of December 31, 2009, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  Value added services, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2009, the Company’s subsidiaries have been granted the following licenses:

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

•                  any encumbrance of the license;

•                  any voluntary insolvency proceedings or bankruptcy of Telecom Personal; and

•                  a liquidation or dissolution of Telecom Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  an interruption of services;

•                  a bankruptcy of Núcleo; and

•                  non-compliance with certain obligations.

Liberalization of the Argentine Telecommunications Industry

In March 1998, the Argentine government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry, or the “Plan.” Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of basic telephony and international long-distance services until some time between October 8, 1999 and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of pay telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “Decree No. 764/00” below. Beginning in late 1999, two new operators, formed by independent operators, wireless operators and cable television operators, were permitted to offer services. These new operators, together with the existing licensees of Basic telephone service, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing prior to the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000.

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

During 1999, competition in local and national and international long-distance services was established among Telecom Argentina and Telefónica and Compañía Telefónica del Plata (CTP, Movicom Bell South) and Compañía de Telecomunicaciones Integrales S.A. (CTI, now Claro), the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (Telmex), Telephone2, Global Crossing, Comsat, IPlan, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

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

As of December 31, 2009, Telecom Argentina had installed 4,850 public lines in the Southern Region. Telecom Argentina has installed public telephony telecommunication centers, or CETs, providing access to public telephony services, Internet and fax services in the Southern Region in major cities including Buenos Aires, La Plata, Mar del Plata, Mendoza, San Luis, Villa Mercedes, Tandil, San Juan, Ushuaia and Junín. Telecom Argentina competes with a number of other companies for the provision of public telephone services.

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

Argentine Interconnection Regulation. Compared to the prior interconnection regulation (Decree 266/98), this regulation provides for a reduction of approximately 50% in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which are subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 through which it created a Working Commission composed of members of the SC and the CNC and gave them a term of 120 days to prepare a draft of the Number Portability Regulation.  As of the date of this Annual Report, the CNC regulation regarding the implementation of number portability is still pending.

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

New Universal Service Regulation

Decree No. 558/08, published on April 4, 2008, replaced the SU Fund regime created by Decree No. 764/00, and approved a new Universal Service regime.  Decree No. 558/08 established that the SC would assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00.  It would also determine the level of funding required in the SU Fund for programs pending implementation.  In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

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

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. Providers of telecommunications services shall act in their capacity as trustees for this fund, and shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers — one each shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — another member will be appointed by independent local operators). This Technical Committee will be informed by the SC of the programs that will be financed and will be responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with prior approval by the SC.

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

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long distance, international long distance services and Internet services in towns that currently do not provide basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Resolution’s Annex. The proposed projects approved by SC will be sent to the Technical Committee of the SU Fund so that the availability of funds can be evaluated and such funds can be included in a bidding process provided for in Decree No. 558/08.

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied to measure the net costs of SU performance —particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network.  The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to the performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, these regulations have yet to be implemented. Therefore, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of P$656 million for the period initiated in July 2007 through December 31, 2009 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

In Telecom Personal

Since January 2001, Telecom Personal has been recording a provision related to its obligation to make contributions to the SU Fund. As of December 31, 2009, this provision amounted to P$155 million. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Telecom Personal has deposited the corresponding contributions on their respective maturity date (amounting to P$66 million as of December 31, 2009) into a special individual account held under their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable as of December 31, 2009.

Since January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.  SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.  As a result, the CNC, through CNC Note No. 726/05, requested that Telecom Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

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

In December 2006, the CNC issued a preliminary report regarding verification of Telecom Personal’s SU reimbursement.  The report indicated that Telecom Personal completed the requirement of reimbursement of the SU amounts including reimbursement of related interest. However, the report stated that the interest rate applied differed from the rate required by the CNC. Finally, on August 7, 2008, the CNC ordered Telecom Personal to adjust the reimbursement applying the same interest rate used for overdue invoices from customers (i.e. one and a half of the Banco Nación interest rate collected by banks).

In September 2008, Telecom Personal rejected this claim, explaining its justification for the applied interest rate. However, Telecom Personal’s management decided to reimburse the interest claimed by the CNC. As a result, Telecom Personal recorded a provision of P$10 million. During the third quarter of 2009, Telecom Personal began the process of reimbursing interest to its customers (amounting to P$5 million as of December 31, 2009).

Telecom Argentina’s Request for Reconsideration of Decree No. 764/00

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

Public Emergency Law. As a consequence of the severe and ongoing deterioration of Argentina’s economic situation, effective January 6, 2002, the Argentine government introduced measures that have had and may continue to have a significant impact on the operations of Telecom Argentina, particularly on rates. On January 6, 2002, the Argentine government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law. The Public Emergency Law also:

•                  converted to and fixed as pesos (at a rate of P$1.00=US$1.00) all rates for measured service, public telephone service, long-distance, some supplementary services and monthly basic and installation charges;

•                  eliminated contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism; and

•                  established that certain agreements signed between the Argentine government and privatized companies (such as Telecom Argentina) will be renegotiated, including rates that Telecom Argentina may charge in the future.

The Argentine government is entitled to renegotiate these agreements based on the following criteria:

•                  The overall impact of rates for public services on the economy and income levels;

•                  Service quality and investment plans, as contractually agreed;

•                  The customers’ interests and access to the services;

•                  The security of the systems; and

•                  The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180 days. Telecom Argentina filed all information required by the Argentine government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for rate adjustments, operating costs, indebtedness, payment commitments with the Argentine government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine government and the service providers were to be revised and renegotiated. In October 2003, the Argentine government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. Since that date, the Argentine government enacted subsequent laws pursuant to which this term was extended through December 31, 2011.

Letter of Understanding 2004 (“LOU”). As part of our negotiations under Decree No. 293/02 on the rate structure, on May 20, 2004, Telecom Argentina and Telefónica signed the Letter of Understanding 2004 with the Argentine government pursuant to which it committed not to modify the current rate structure through December 31, 2004 and to continue with the rate renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices. This agreement was implemented by several SC Resolutions (Resolutions Nº 261/04, 272/04 and 73/05).

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine government did not make a specific offer related to the renegotiation of the rates at the date set in the LOU.

Letter of Understanding 2006. On March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the UNIREN on behalf of the Argentine government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter of Understanding 2006 will provide the framework for the signing of the “Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones” or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

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

•                  Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia and W de Argentina—Inversiones, to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing convened to deal with the Letter of Understanding 2006 have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified (As of the date of this Annual Report, both Telecom Argentina and its indirect stockholders Telecom Italia and W de Argentina—Inversiones have honored this commitment);

•                  An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values (at present such charges are strongly depreciated); and

•                  Off-peak telephone hours corresponding to reduced rates shall be unified with regards to local calls, long-distance domestic and international calls.

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

Rate Regulations

Rate Rebalancing. At the time of ENTel’s privatization, the need for a future amendment of rates to rebalance the pricing of domestic and international charges was foreseen. Subsequent agreements established the right of licensees to a Rate Rebalancing and set forth some methods to implement a new rate structure.

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

The new rate schedule was intended to reduce cross-subsidies (particularly those existing between urban and long-distance services) to create a competitive environment beginning in the year 2000. Decree No. 2,585/91 established that the Rate Rebalancing should have a neutral effect on the licensees’ revenues. In developing the rate structure implemented by Decree No. 92/97, the Argentine government relied on studies which demonstrated that because of the elasticity of demand for telephone service, an increase in demand for lower-priced services would compensate for the rate reductions. Decree No. 92/97 established corrective methods to facilitate neutral results on revenues. The Banco Interamericano de Reconstrucción y Fomento, or InterAmerican Bank for Reconstruction and Development, was responsible for making measurements on a semi-annual basis, over a two-year period, to determine the effects of the Rate Rebalancing.  Decree No. 92/97 provides for a method to offset changes in revenue resulting from the Rate Rebalancing at the time of applying the Price Caps.

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

Price Cap. The List of Conditions required that rates undergo an annual reduction until the Regulatory Bodies determine that there is “effective competition” in the markets we serve. The Price Cap was a regulation method applied in order to calculate changes in Telecom Argentina’s rates, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor. A 2% (measured in real dollar terms) reduction in the prior year’s rates was required for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement was maintained pursuant to the Rate Agreement, whereby Telecom Argentina was permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long-distance rates and (in Price Cap 1998) discounts to certain public entities, including the fire departments and public libraries. The CNC notified Telecom Argentina of the completion of the Price Cap 1998 audit which did not show any balance that needed to be applied. As a result of the 1999 Price Cap audit process and Telecom Argentina’s reviews, the Regulatory Authority notified us, in August 2009, of the existence of an outstanding balance of P$3.1 million plus interest which has yet to be applied.  This amount was offset with the credit resulting from SC Resolution No. 41/07. See “—Tax Stability: Social Security Contribution Variations.”

On December 15, 1999, the Argentine government, Telecom Argentina and Telefónica agreed to implement certain modifications to the rate structure in order to facilitate actions of the Argentine government designed to improve the level of competitiveness of the Argentine economy.

Among other issues, the agreement contemplated:

•                  a 19.5% reduction in the monthly basic charges for commercial and governmental customers;

•                  a 5.5% reduction in revenues from residential customers from local Basic telephone service (these reductions were made available to customers who requested the rate reduction); and

•                  the continuance of the 0610 Internet access dial-up charge to residential customers.

These rate modifications were taken into account in the rate reductions when the “price cap” reduction of November 2000 was applied (Price Cap 2000). The rate modifications came into effect as of March 1, 2000. The reductions to residential customers were applied through different pricing plans.

The impact of the adjustments to these items through November 2000 was to be applied on a pro rata basis to the price cap reductions for the 2000, 2001 and 2002, carried forward at an interest rate of 12%. Additionally, the impact of the adjustments described above for the period November 2000 to October 2001 was to be applied to the price cap reduction of November 2000.

On April 6, 2000, the Argentine government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome of these audit results yield a payable by Telecom Argentina, this payable can be offset with the receivables generated by Resolution No. 41/07.

In April 2001, the Argentine government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set an efficiency factor for reduction of rates at 5.6% for the period from November 2001 to October 2002.

However, in October 2001 a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply rate increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula could not be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited rate adjustments. As of the date of this Annual Report, the pesification and the freeze of the regulated rates are still in force, therefore the price cap regime is suspended and it is unknown if and when it will come back into effect or be replaced by other rate regulation procedures. See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings—General Proceedings—Consumer Trade Union Proceeding.”

Installation Charges. Under the Rate Agreement, Telecom Argentina was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users. Decree No. 92/97 established that, beginning in November 1997, installation charges could not exceed the amount charged in mature international markets. In accordance with this decree, the current maximum permitted charge is US$150 (pursuant to the Public Emergency Law, this charge was pesified at the exchange rate of US$1.00=P$1.00). Telecom Argentina has been applying several promotions to installation charges. Average levels of promotional installation charges in 2009 were P$57.

Monthly Basic Charges. Until the effective date of Decree No. 92/97, customers were entitled to a certain number of Free Pulses per line depending on the category of each customer and the number of lines in the area. As a result of the application of Decree No. 92/97 and in order to offset rate reductions for domestic and international long-distance services, Free Pulses were eliminated for all categories of customers, monthly basic charges were equalized throughout the country.  Decree No. 92/97, however, provided for a special reduced rate that is available to certain retired people and low-consumption residential customers.

Long-Distance Rates. Decree No. 92/97 reduced the average weighted domestic long-distance rate by approximately 33%. Under this revised rate schedule, interurban rates were significantly reduced, with maximum long-distance rates reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban rate.

Letter of Understanding Relating to Basic Services. Pursuant to the Letter of Understanding 2006, described under “—Letter of Understanding 2006,” the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local rates. As of the date of this Annual Report, Telecom Argentina is expecting the completion of certain administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Tax on deposits to and withdrawals from bank accounts (“IDC”). On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the method to allow, going forward, rate increases on Basic telephone services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately P$23 million that arose before the issuance of Resolution No. 72/03. Telecom Argentina planned to claim such amount within the rate renegotiation process (See “—Rates—Letter of Understanding 2006.”). In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount for its audit. Telecom Argentina had access to the CNC’s audit documentation which corroborates the amounts claimed by Telecom Argentina and its application of a similar offsetting method pursuant to Resolution N° 41/07. Therefore, during fiscal year 2007, Telecom Argentina recorded a total of P$23 million as “Other receivables”.

Tax Stability: Social Security Contribution Variations. On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years and the proposed use for the resulting savings and increases in contribution rates that have occurred. Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs caused by increases in Social Security contribution rates that have been implemented in accordance with the applicable regulations against the savings caused by reductions in the levels of Social Security contributions initially earmarked for the argentina@internet.todos Program.

Telecom Argentina’s implementation of Resolution No. 41/07 was subject to CNC audits, which were carried out during the third quarter of 2007. Telecom Argentina gained access to the documentation related to the CNC’s audits and this documentation showed no significant differences as compared to the net amounts that Telecom Argentina had determined.

Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and canceled payables stemming from reductions in social security contribution rates and other fines due by the Company. As of December 31, 2009, Telecom Argentina has a net receivable of P$68 million which, in addition with the receivable of P$23 million corresponding to the IDC, is included in the line item “Other receivables” (P$4 million as current receivables and P$87 million as non-current receivables).

Since Resolution No. 41/07 gives Telecom Argentina the right to offset receivables with existing and/or future regulatory duties and, given its intention to exercise this right, the receivable was recorded net of reserves. At December 31, 2009, the reserves corresponding to these regulatory duties amounted to P$79 million.

In 2009, Telecom Argentina has continued billing customers the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

Other Regulatory Regulations

Regulation for the Call by Call Selection of the Providers of Long-Distance Services. On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01, approving a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM.”

Subsequently, as a result of claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations setting forth the SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations related to service promotion and advertising. General Resolution No. 75/03 also provides that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 days of February 6, 2003. Our equipment and networks have been able to provide this service since 2002. As of the date of this Annual Report, this long-distance service modality has not been implemented.

Buy Argentine Act. In December 2001, the Argentine government passed Public Law No. 25,551 (the “Compre Trabajo Argentino” or Buy Argentine Act), and in August 2002, Decree No. 1,600/02 approved and brought such Act into effect.

The Act requires Telecom Argentina to give priority to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of basic telecommunications services. Priority must be given to national goods and services as long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company).

The Buy Argentine Act also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with the Act is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services, as defined by such law, with local companies and professionals. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act,” which requires Telecom Argentina to present biannual affidavits addressing its compliance with these rules. Non-compliance with this obligation is subject to administrative sanctions.  Since this regulation requires Telecom Argentina to ask bids for goods and services and/or to obtain any necessary approvals by a relevant authority, and given the higher administrative expenses derived from the obligation to present biannual affidavits, this regulation reduces Telecom Argentina’s operating flexibility.

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

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue are actually available.  The issuance of these technical definitions is still pending.

As of the date of this Annual Report, Telecom Argentina is implementing technical alternatives in order to comply with this new rule.

Rendering of fixed telephony through mobile telephony infrastructure. In August 2007, through SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of providing Basic telephone services in rural and suburban areas through the wireless infrastructure used for the provision of mobile telephony service. Telecom Argentina and Telefónica will provide this service within their respective fixed telephony service original regions.  Telecom Argentina has installed fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

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

In March 2002, Telecom Personal started entering into agreements with the telephone operators to charge CPP for calls made by calling cards. Mobile operators have also agreed to pay for traffic terminated in each others’ networks at agreed prices.

In accordance with SC General Resolution No. 124/02, since January 2003, wireless operators can charge the CPP for international calls whereby overseas calls that terminate in wireless telephones in Argentina pay for CPP charges. In order to identify these calls, customers dialing from outside must add a prefix “54 + 9 + area code” to the wireless number without the “15.”

The price per minute for the CPP (for fixed line to mobile calls) is regulated by the SC based on average traffic volume and costs, as reported by the wireless operators under Resolution SC No. 623/02 which approved the calculation mechanism for the reference value of the TLRD costs for CPP modality. Resolution SC No. 48/03 fixed the values for the TLRD at P$0.335 per minute for peak-hours and P$0.22 per minute for off-peak hours, but these values had to be revised by the SC a month after their approval, with a second revision during the subsequent six months that was to be in turn been followed by quarterly revisions. However, the SC has yet to complete these revisions.

The CPP price per minute for international calls has been agreed upon by the wireless operators and currently stands at US$0.18.

Law No. 25,891.  Law No. 25,891 was adopted on April 2, 2004, but material regulations under this law are still pending. This regulation intends to regulate the commercial distribution of wireless services and includes mandated registration of personal data for all customers, creating a Public Registry in the SC named “Registro Público Nacional de Clientes y Usuarios de Comunicaciones Móviles.”

Regulations Applicable to PCS Services

PCS. Telecom Personal has licenses for PCS in all areas in Argentina.

AMBA. In June 1999, Telecom Personal and Unifón were jointly awarded a license of 40 MHZ in the PCS Band for the region including the AMBA. Miniphone and Movicom each exercised the right to acquire a license of 20 MHZ in the PCS Band. Telecom Personal and Unifón have divided the 40 MHZ license awarded to the two companies and the additional 20 MHZ license granted to Miniphone (10 per company).

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

CAPITAL EXPENDITURES

Capital expenditures (investment in fixed assets and intangible assets excluding materials - net of amounts transferred to fixed assets - and asset retirement obligations) amounted to P$1,694 million in the year ended December 31, 2009, P$1,597 million in the year ended December 31, 2008 and P$1,302 million in the year ended December 31, 2007.

The following table sets forth our actual consolidated capital expenditures for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,
	2009	2008	2007
	(P$ millions)(1)
Land and buildings	94	104	68
Switching and transmission	455	391	416
Access and outside plant	493	478	277
Computer equipment	468	456	397
Rights of use, exclusivity agreements and licenses	23	41	27
Other	161	127	117
Subtotal capital expenditures(2)(3)	1,694	1,597	1,302
Materials	127	90	139
Asset retirement obligations	3	10	2
Total fixed assets and intangible assets capital expenditure	1,824	1,697	1,443

(1)          The allocation of work in progress among items is estimated.

(2)          Includes capitalized interest on fixed assets of P$15 million, P$20 million and P$23 million as of December 31, 2009, 2008 and 2007, respectively.

(3)          Includes materials consumption amounting to P$190 million, P$331 million and P$381 million as of December 31, 2009, 2008 and 2007, respectively.

In addition, the following table shows capital expenditures, for the years ended December 31, 2009, 2008 and 2007 by reportable segment:

	Year ended December 31,
	2009	2008	2007
	(P$ millions)
Voice, Data and Internet

Land and buildings	36	38	20
Switching and transmission	245	235	267
Access and outside plant	241	208	131
Computer equipment	150	216	162
Rights of use, exclusivity agreements and licenses	21	40	27
Other	110	97	82
Subtotal	803	834	689
Materials	112	90	110
Asset retirement obligations	2	2	—
Voice, Data and Internet	917	926	799

	Year ended December 31,
	2009	2008	2007
	(P$ millions)
Wireless

Land and buildings	58	66	48
Switching and transmission	210	156	149
Access and outside plant	252	270	146
Computer equipment	318	240	235
Rights of use, exclusivity agreements and licenses	2	1	—
Other	51	30	35
Subtotal	891	763	613
Materials	15	—	29
Asset retirement obligations	1	8	2
Wireless	907	771	644

Total fixed assets and intangible assets capital expenditure	1,824	1,697	1,443

During 2009, capital expenditures in the Voice, Data and Internet reportable segment were targeted mainly at the enhancement of broadband services, the deployment of NGN and the provision of infrastructure to mobile operators.

With respect to the Wireless reportable segment, capital expenditures have been deployed to expand the 2G network and extend the 3G network coverage to many cities in the interior of Argentina.

As a result of the expected evolution in our services, we expect that we will need to increase our capital and marketing expenditures in order to maintain the quality of our services and our competitive position. Our capital expenditure plan is set annually and is based on regulatory, commercial, technical and economic factors such as rates, demand and availability of equipment and buildings. These costs are estimates and remain subject to the finalization of services and other contracts relating to these expenditures.

We estimate that our capital expenditures will be approximately P$2.2 to P$2.4 billion for 2010 (including materials). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

	As of December 31, 2009
	Voice, Data and Internet	Wireless	Total
	(P$ millions)(*)
Land and buildings	839	154	993
Switching and transmission	1,127	940	2,067
Access and outside plant	1,519	689	2,208
Computer equipment	509	709	1,218
Other	78	53	131
Fixed assets, net carrying value without materials and asset retirement obligations	4,072	2,545	6,617
Asset retirement obligations	3	10	13
Materials	108	101	209
Total fixed assets, net carrying value	4,183	2,656	6,839

(*)         The allocation of work in progress among items is estimated.

All of the above-mentioned assets were used to provide service to our clients as described below.

	2009	2008	2007
	(thousands)
Fixed telephony customers	3,991	3,937	3,849
Internet (*)	1,290	1,122	866
Wireless subscribers	16,269	14,375	12,285

(*)         In 2009, 2008 and 2007, includes 12,000, 15,000 and 7,000 Internet (wimax) customers in Paraguay, respectively.

As of December 31, 2009, we have entered into purchase commitments totaling P$993 million primarily for switching equipment, external wiring, infrastructure works, inventory and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of equipment are CIA Ericsson S.A.C.I, Nokia Siemens Networks Argentina, Nokia Inc., Infosonics Corporation, Huawei Tech Investment Co. Ltd. Argentina, Motorola Industrial Ltda, LG Electronics de Sao Paulo Ltda., and Italtel Argentina S.A.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with Argentine GAAP, which differs in certain significant aspects from US GAAP. For a discussion of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of net income and shareholders’ equity to US GAAP, see “Differences between Argentine GAAP and US GAAP” in Note 15 to our Consolidated Financial Statements.

The following discussion and analysis is presented by the management of our company and provides a view of our financial condition, operating performance and prospects from management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Management Overview

The Telecom Group ended the 2009 fiscal year in a solid financial situation as well as with a strong market position. The Telecom Group has continued to expand its customer base, reaching 4.4 million fixed lines in service, 1.3 million Internet subscribers, and 16.3 million cellular subscribers. To promote the expansion of business and the growth of the customer base in every business segment, capital expenditures (including materials) were increased by 8% from 2008 to P$1,821 million in 2009, which represents 15% of consolidated net sales.

Telecom is considered to be one of the leading companies in the Argentine telecommunications sector. The Company has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating improvements in revenues and profitability. In addition, the strong cash flow generation has allowed Telecom Argentina to repay the balance of financial debt undertaken in 2005 as a result of its debt restructuring. The repayment was completed five years in advance of the schedule originally established with Telecom Argentina’s creditors. Telecom Argentina’s financial debt payments in 2009 totaled P$1,442 million.

Continuing the trend of prior years, net sales in 2009 grew by 15% compared to 2008, reaching P$12,226 million. Operating income before depreciation and amortization in 2009 increased by P$570 million from 2008, reaching P$3,900 million, equivalent to 32% of net sales. Operating income increased P$721 million in 2009 compared to 2008, reaching P$2,762 million, equivalent to 23% of net sales.

Our results of operations continue to be affected by the Pesification and freeze of regulated tariffs and by the fluctuation of the exchange rate of the peso against the U.S. dollar. For a discussion of these and other factors that may affect our results of operations, please see “Years ended December 31, 2009, 2008 and 2007—Factors Affecting Results of Operations” and “Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2009, see “Years ended December 31, 2009, 2008 and 2007” below.

Economic and Political Developments in Argentina

Beginning in the second half of 2001 and through the first half of 2002, Argentina experienced a deep recession and an economic and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine government abandoned the Convertibility regime which had fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which converted and froze our rates for regulated services in the Voice, Data and Internet reportable segment into pesos at a 1:1 peso/U.S. dollar ratio (referred to herein as “Pesification”), among other measures. Capital outflows increased in the first half of 2002, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

After the above-mentioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s gross domestic product increased for six years in a row from 2003 to 2008, at an average rate of 8.5%. However, the recent international financial crisis affected the country, and Argentina’s growth rate decreased significantly to 0.9% in 2009. In the last quarter of 2009, the economy showed notable signs of recovery and it is expected that the annual growth rate in 2010 will be approximately 4%.

The increase in the consumer price index was 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2 % in 2008 and 7.7% in 2009, while the wholesale price index increased 10.7% in 2005, 7.1% in 2006, 14.6% in 2007, 8.8% in 2008 and 10.3% in 2009 as reported by the INDEC, though, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged.  For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate of P$3.45 per US$1.00 dollar at December 31, 2008 and P$3.80 per US$1.00 dollar as of December 31, 2009, an increase of 9.5% and 10.1% per year, respectively.

Argentina’s economic activity during the first half of 2009 was affected by a significant decline in its industrial output, coupled with a severe drought that impacted its agricultural production. Capital outflows were fueled by uncertainties caused by mid-term elections. However, given Argentina’s strong trade surplus generated by a significant decrease in imports, coupled with a healthier performance in exports, the Central Bank took measures to maintain the stability of the peso/U.S. Dollar exchange rate.

Additionally, the Argentine government made progress on restructuring the public debt that had not been restructured in 2005, thereby significantly reducing the levels of country risk. Nonetheless, the implementation of the restructuring plan has been delayed by disagreements regarding the use of Central Bank reserves to pay the unrestructured public debt. In April 2010, the Argentine government announced an exchange offer for the unrestructured debt.  It is expected that this process will be completed in late June.

The stagnation of the economy reduced Argentina’s fiscal surplus. In order to maintain Argentina’s activity level, the government implemented certain expansive fiscal policies, increasing public spending by 27% annually, a figure that represents a higher rate than the total 18% growth of annual income.  Argentina’s public spending reduced the primary fiscal surplus to 1.5% of gross domestic product in 2009 from 3.1% in 2008.

In sum, despite having commenced 2009 with a reduction in growth, Argentina’s economy has shown signs of recovery, though this recovery has caused inflation to increase.  For 2010, it is expected that the Argentine economy will return to stronger growth and show higher levels of inflation.

Because the substantial majority of our property and operations are located in Argentina, macroeconomic and political conditions in Argentina will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While the key factors of our business were strong in 2009, and our operating results have increased as a result of growth in our wireless and Internet business, our operating results and financial condition remain vulnerable to fluctuations in the Argentine economy.

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with Argentine GAAP, and the reconciliation of our Consolidated Financial Statements from Argentine GAAP to US GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for the preparation of our Consolidated Financial Statements and US GAAP reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks and the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements.

Our accounting policies are fully described in the Notes to our Consolidated Financial Statements. We believe that the following are some of the more critical judgment areas in the application of policies that currently affect our financial condition and results of operations.

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

The most significant areas that have involved the use of financial projections are the following:

a)     recoverability assessment of long-lived assets and intangible assets; and

b)    recoverability assessment of deferred tax assets and the tax credit related to minimum presumed income.

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

Income Taxes—Deferred income tax and tax on minimum presumed income

Income tax

We are required to estimate our income taxes in each of the companies of the Telecom Group. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the different treatment of certain items, such as certain accruals and amortization, for tax and financial reporting purposes. These differences result in deferred-tax assets and liabilities, which are included in our stand-alone and consolidated balance sheets. In the course of our tax planning procedures, we must assess the fiscal year of the reversal of our deferred-tax assets and liabilities, and if there will be future taxable profits in those periods taking into account its expiration date. Significant management judgment is required in determining our provisions for income taxes, deferred-tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which we operate and the periods over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust those estimates in future periods, our financial position and results of operations may be affected materially.

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina and 10% for Núcleo. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Tax on minimum presumed income

We are subject to a tax on minimum presumed income for the companies located in Argentina. Management considered that the tax credit related to minimum presumed income of Telecom Argentina will be realized based on current projections and a legal expiration term of 10 years. This credit has been classified as a non-current receivable of P$7 million while P$23 million has been offset against current tax income liabilities in the consolidated balance sheet.

Accounting for and Recoverability of Long-Lived Assets

Our accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date and the useful lives of the assets over which the costs of acquisition are depreciated.

Initial Valuation and Depreciation

We record purchased property, plant and equipment, and purchased intangible assets at acquisition or construction cost (adjusted for inflation as necessary — see Note 3.c. to our Consolidated Financial Statements). Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. Construction costs include directly allocable costs, an appropriate allocation of material and interest accrued during the construction period. However, general and administration expenses are not capitalized. Property, plant and equipment and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the estimated useful lives involves significant judgment. The Company periodically reviews the estimated useful lives of its property, plant and equipment and purchased intangible assets.

Recoverability

Under both Argentine GAAP and US GAAP, we review long-lived assets, including property, plant and equipment and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

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

Under U.S. GAAP, recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows to their carrying value. If the carrying value of the assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. Once an impairment loss is identified and recognized, subsequent write-ups are prohibited because an impairment loss establishes a new cost for written down long-lived assets.

The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates.

The Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets in each operating segment.

However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, as well as changes in the expected applicable discount rate and future undiscounted cash flows estimates due to, among other things, competition and the outcome of the tariff negotiations with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

Under Argentine GAAP and US GAAP, the Company determined that its PCS license met the definition of an indefinite-lived intangible asset for the periods presented. Therefore, the Company does not amortize the cost of its license; however, the Company tests it annually for impairment. Under Argentine GAAP and US GAAP, an impairment loss is recognized when the carrying amount exceeds the asset’s fair value based on discounted future expected cash flows. Through this evaluation, it was determined that the carrying amount of the PCS license did not exceed the fair value of the asset. As a result, no impairment has been recognized for US GAAP and Argentine GAAP purposes. Furthermore, the intangible asset recorded (totaling P$588 million as of December 31, 2009) is not at risk of failing the impairment test.

The recoverability of an indefinite-lived intangible asset such as the PCS license requires our management to make assumptions about the future cash flows expected to be derived from such asset. Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Contingencies

We are subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of reserves relating to these contingencies, we assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. We consult with internal and external legal counsel on these matters. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. Our determination of the required reserves may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in our method of resolving such matters, such as changes in settlement strategy.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts to account for estimated losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balances, our historical write-offs, customer creditworthiness and changes in our customer payment terms when evaluating the adequacy of our allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, our actual write-offs could be higher than expected.

Asset Retirement Obligations

We are subject to asset retirement obligations (“ARO”) associated with our cell and switch site operating leases. We have the right to renew the initial term of most of these leases. Under Argentine GAAP, there are no specific standards for the recognition of asset retirement obligations. Therefore, we record a liability for an ARO with respect to the leases following the guidance provided by ASC 410. When the liability is initially recorded, we capitalize a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, we should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates are considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates are treated as modifications of an existing ARO and are measured at the historical interest rate used to measure the initial ARO.

As of December 31, 2009, our asset retirement obligations included in other non current liabilities amounted to P$44 million and the related net carrying value of the capitalized cost included in fixed asset amounted to P$13 million.

Fair value of Notes of Telecom Argentina under US GAAP

Telecom Argentina’s Series A Notes issued pursuant to the APE were paid in October 2009.

Telecom Argentina’s notes were valued under Argentine GAAP at estimated net present value. Under US GAAP, on January 1, 2008 Telecom Argentina adopted the provisions of ASC 825 regarding the fair value option for financial assets and financial liabilities. Fair value measurements required the use of different valuation techniques which were also based on observable inputs. The fair value of Telecom Argentina’s notes as of December 31, 2008 was based on the purchase price of notes bought by Telecom Argentina in the last quarter of 2008 or, if the purchase price was not available, on the average quoted market prices provided by financial agencies.

Derivative Instruments

Telecom Argentina records all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in fair value of effective cash flow hedges are recognized as a separate component of shareholders’ equity on the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings. The Company’s determination of fair value may change in the future due to changes in the inputs available and its related valuation techniques used to estimate fair value.

Retirement Benefits

Collective bargaining agreements provide benefits to employees who retire upon reaching normal retirement age, or at an earlier time due to disability. These benefits consist of payments of a single lump sum equal to a one-month salary for every five years of service to the Company. There is no vested benefit obligation until the occurrence of these conditions. Actuarial assumptions and demographic data, as applicable, are used to measure the Company’s obligation to provide these benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. These changes, if any, may require adjustments to the recorded liabilities.

New Accounting Standards under Argentine GAAP

In March 2009, the FACPCE approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”. RT 26 adopts IFRS as issued by the International Accounting Standards Board (“IASB”) and states that the adoption of IFRS is effective for publicly-listed companies as of January 1, 2011.

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 — Regime for Public Offering). RG 562/09 requires public companies, such as Telecom Argentina, to prepare the financial statements according to RT 26 for fiscal years beginning on or after January 1, 2012, while early adoption is permitted for fiscal years beginning on or after January 1, 2011. Resolution No. 562/09 also permits the preparation of financial statements in accordance with IFRS as additional information to a company’s statutory financial statements for the fiscal year beginning on or after January 1, 2010. See Note 16 to our Consolidated Financial Statements.

As of the date of this Annual Report, the FACPCE is revising RT 26 in order to align its effective date to that of RG 562/09.

Years ended December 31, 2009, 2008 and 2007

For purposes of these sections the fiscal years ended December 31, 2009, 2008 and 2007 are called “2009,” “2008” and “2007,” respectively.

Our results of operations are determined in accordance with Argentine GAAP, which differs in certain aspects from US GAAP. See Note 15 to our Consolidated Financial Statements.

The Telecom Group provides customers with a broad range of telecommunication services. To fulfill its purpose, it conducts different activities that are distributed among the companies in the Group. Each company represents an operating segment. These operating segments have been aggregated into two reportable segments according to the nature of the products and services provided. These reportable segments and their operating segments are:

Reportable Segment	Company of the Telecom Group/ Operating Segment
Voice, Data and Internet	Telecom Argentina S.A. Telecom Argentina USA, Inc. Micro Sistemas S.A. (i)
Wireless	Telecom Personal S.A. Núcleo S.A. Springville S.A. (i)

(i)   Dormant entity at December 31, 2009.

The main products and services in each reportable segment are:

•                  Voice, Data and Internet: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), outsourcing of IT solutions and Internet services.

•                  Wireless: GSM and 3G wireless communications over UMTS/ HSDPA networks (including GPRS, EDGE and HSDPA high-speed wireless, videoconferencing, full track download, multimedia messaging, online streaming, corporate mailing and BlackBerry solutions) and sale of wireless communication devices (cellular phones, 3G modems, 3G hotspots, wireless internet and netbooks).

The following table shows our net sales as a percentage of total consolidated net sales within our reportable segments for the year ended December 31, 2009:

Reportable Segment	Net Sales (P$ million)	Percentage of Consolidated Net Sales

Voice, Data and Internet	4,157	34.0
Wireless	8,069	66.0
TOTAL	12,226	100.0

Additional information regarding reportable segments is disclosed in Note 13 to our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence our results of operations in 2010 are analyzed below under “—Trend Information.”

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect the volume of local and long-distance traffic, the demand for new fixed lines, ADSL and cellular services and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation, exchange rate variations and the rate of unemployment, among others.

Rate Regulation. Revenue from our Voice, Data and Internet reportable segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges in the fixed telephony business, public telephone charges and charges for Internet dial-up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and, on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine government which permits Telecom Argentina to raise certain of its regulated rates. However, the agreement is still subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although the Company’s management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome of the negotiations or the timing of such outcome.

Competition. The Argentine telecommunications market has become increasingly competitive. In our Voice, Data and Internet reportable segment, competition is mainly focused on long-distance and Internet service as well as on government and corporate accounts.  For the past several years, the Argentine wireless market has been characterized by rapid growth and increasingly competitive conditions. The Wireless reportable segment’s customer base is expected to continue expanding in 2010 albeit at more moderate rates than those of recent years. We aim to obtain high-value wireless customers and encourage consumption via the launching of new products and services.

Technology Developments. Improvements in technology influence demand for services. For example, demand for fixed line telecommunications services has been affected by continued significant growth in the Wireless reportable segment. Growth in the Voice, Data and Internet reportable segment at present is being driven by the expansion of ADSL. The increase in broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the Wireless reportable segment, we have seen an increase in the number of subscribers due to the implementation of 3G technology and related services supported by 3G technology. Continued investment in 3G infrastructure is expected to fuel demand for cellular services because it supports a wide variety of enhanced services such as data transmission and 3G services.

Capital Expenditures. The Company continues to make significant investments designed to take advantage of growth opportunities in our businesses. In the Voice, Data and Internet reportable segment, we invest to sustain the growth in broadband services, to continue developing the NGN, to develop a new portfolio of data center products and ICT infrastructure solutions to meet the needs of mobile operators and to continue with the updating of commercial and support systems. In the Wireless reportable segment, we are in the process of expanding the network infrastructure and extending the 3G technology coverage and bandwidth for mobile data transmission.

Wireless Subscriber Acquisition Costs, Subscriber Retention Costs and Promotional Activities. Our Wireless reportable segment has incurred a significant level of these costs as a result of the increase in the customer base and intense competition. The Voice, Data and Internet reportable segment has also increased its promotional activities, particularly with respect to ADSL services, where our competitors have intensified their marketing campaigns.

Currency Effects. The majority of our revenues are received in pesos whereas a significant portion of the materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. A significant portion of our financial indebtedness is also denominated in foreign currencies. Consequently, the Pesification of our regulated rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies will continue to affect the amount of our revenues in comparison to our costs and debt service obligations incurred in foreign currencies.

(A)  Consolidated Results of Operations

In the year ended December 31, 2009, we reported net income of P$1,405 million, compared to net income of P$961 million for the year ended December 31, 2008.

Consolidated net sales in 2009 were P$12,226 million compared to P$10,608 million in 2008. The increase of P$1,618 million (a 15% increase) can be largely attributed to the growth in the Wireless reportable segment and in ADSL services.

In 2009, operating costs (including depreciation and amortization) totaled P$9,464 million, representing an increase of P$897 million, or 10%. The most significant changes in operating costs included an increase in salaries and social security contributions; an increase in taxes, mainly caused by the increase in sales and changes in average rates of gross revenues under multilateral agreements and provincial taxes; an increase in commissions as a result of the increase in prepaid subscriber base; an increase in bad debt expense as a result of a reduction in the level of collection of receivables caused by the economic stagnation and an increase in maintenance costs and fees and other costs attributable to higher consumption and the effect of inflation on prices.

Although the economic situation in Argentina began to show signs of recovery from the global financial crisis in the last quarter of 2009, our fixed telephone service is still affected by the Pesification of tariffs in early 2002; as a result, the increase in the structure of disbursable costs for the Voice, Data and Internet reportable segment (18%) is higher than the increase in net sales (14%). Consequently, our operations continue to be influenced by the Pesification and freezing of regulated tariffs and macroeconomic factors.

(A.1)  2009 Compared to 2008

					Change by segment
	Year Ended December 31,				Voice, Data
	2009	2008	Total Change		and Internet	Wireless
	(P$ millions)%			(P$ millions)
Net sales	12,226	10,608	15	1,618	504	1,114
Cost of services and general, administrative and selling expenses	(9,464)	(8,567)	10	(897)	(300)	(597)
Operating income	2,762	2,041	35	721	204	517
Gain on equity investees	13	—	n/a	13	—	13
Financial results, net	(329)	(265)	24	(64)	(6)	(58)
Other, net (1)	(244)	(280)	(13)	36	64	(28)
Income tax	(797)	(535)	49	(262)	(128)	(134)
Net income from continuing operations	1,405	961	46	444	134	310

(1)    Other, net includes Other expenses, net and noncontrolling interest.

Net sales

During 2009, net sales increased by approximately 15% to P$12,226 million from P$10,608 million in 2008. It should be noted that both reportable segments showed increases in revenue, albeit at different growth rates. As in the previous year, the main source of the Telecom Group revenues came from the Wireless reportable segment, which accounted for 66% of the Company’s consolidated net sales in 2009.

Net sales in the Voice, Data and Internet reportable segment increased by 14% as compared to 2008.  Voice sales grew 5% due to an increase in the customer base, though the segment experienced a slight reduction in traffic volume. Data sales rose 26% due to the increase in the customer base and new product offerings for corporate customers. Internet sales led growth in this segment with a 44% increase mainly attributable to 17% growth in the ADSL customer base despite Internet sales having been affected by major discounts offered to new customers in the first months of subscription. Regulated voice services are still affected by the Pesification of rates as discussed in “Item 4—Information on the Company—The Business—Voice, Data and Internet —Rates” in more detail.

Net sales for the Wireless reportable segment increased by 16% compared to 2008. In Argentina, net sales grew 16% mainly as a result of a 15% increase in the customer base and a 34% increase in the sales of Value Added Services. In Paraguay, net sales increased 13% as compared to the previous year.

In 2009, service revenues in the Wireless reportable segment amounted to P$7,267 million, representing a 17% increase from 2008. Service revenues accounted for 90% of total sales in this reportable segment.

The chart below shows consolidated net sales for 2009 and 2008 and their breakdown between reportable segments:

For a further breakdown of our consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of services and General, Administrative and Selling Expenses

Total cost of services and general, administrative and selling expenses increased by P$897 million totaling P$9,464 million in 2009, representing a 10% increase as compared to 2008. The increase was mainly due to an increase in disbursable costs in both reportable segments as a result of the increase in the variable costs of sales, the effect of inflation on our overall cost structure and particularly aggressive competition in the wireless and broadband businesses.

					Change by segment
	Year Ended December 31,				Voice, Data
	2009	2008	Total Change		and Internet	Wireless
	(P$ millions)%			(P$ millions)
Salaries and social security	1,504	1,217	24	287	220	67
Taxes	999	832	20	167	36	131
Maintenance, materials and supplies	597	528	13	69	37	32
Bad debt expense	131	67	96	64	23	41
Interconnection costs	180	156	15	24	24	—
Costs of international outbound calls	152	145	5	7	7	—
Fees for services	500	400	25	100	33	67
Advertising	360	388	(7)	(28)	(19)	(9)
Cost of wireless handsets and Voice, Data, and Internet equipment	1,137	1,028	11	109	6	103
Agent’s commissions and commissions for the distribution of prepaid cards	878	769	14	109	7	102
Other commissions	190	159	19	31	4	27
TLRD and Roaming	898	941	(5)	(43)	—	(43)
Other operating expenses	800	648	23	152	81	71
Depreciation of fixed assets and amortization of intangible assets	1,138	1,289	(12)	(151)	(159)	8
Total Cost of Services and General, Administrative and Selling Expenses	9,464	8,567	10	897	300	597

The main operating costs and the changes between 2009 and 2008 are illustrated below:

(1)   Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During 2009, salaries and social security charges were approximately P$1,504 million, representing a 24% increase from 2008. This was primarily due to an increase in salary levels, mainly caused by the adjustment to their collective bargaining agreements between Telecom Argentina’s unionized personnel and Telecom Argentina (unionized personnel represent 73% of the total number of Telecom Argentina’s employees).

Taxes

Tax expenses increased 20% to P$999 million in 2009 from P$832 million in 2008, mainly due to charges of turnover tax (P$84 million) and other taxes calculated on the basis of revenues (P$43 million), as a result of the increase in total net sales during the year.  Additionally, in 2009 there was an increase of P$19 million in the tax on deposits and withdrawals from bank accounts, as a consequence of increased financial transactions, collection of dividends and payment of income tax.

Maintenance, Materials and Supplies

Expenses related to maintenance, materials and supplies increased 13% to P$597 million in 2009 from P$528 million in 2008. This increase was due to higher maintenance costs across both segments. In the Voice, Data and Internet reportable segment, the change was primarily due to higher maintenance costs for network equipment, buildings and utility vehicles and the increase in the prices of certain supplies due to the effects of inflation. In the Wireless reportable segment, the increase was mainly due to an increase in cost of maintenance of radio base systems related to the development of the GSM network, higher maintenance costs for buildings and the increase in prices of certain supplies due to the effects of inflation.

Bad Debt Expense

In 2009 bad debt expense amounted to P$131 million, an increase of 96% as compared to 2008, though it represents only 1% of consolidated net sales. The increase was mainly due to a reduction in the collection of receivables caused by the economic slowdown.

Interconnection Costs

In 2009, interconnection costs amounted to P$180 million, an increase of 15% as compared to 2008. The increase was mainly due to higher traffic volume from Telecom Argentina’s network and price increases caused by inflation.

Costs of International Outbound Calls

The costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in respect of outgoing calls made by our customers, increased 5% from P$145 million in 2008 to P$152 million in 2009. The increase is largely due to cost increases as a result of the devaluation of the peso against other foreign currencies, partially offset by decreases in outgoing call traffic.

Fees for Services

Our fees for services totaled P$500 million for 2009 as compared to P$400 million for 2008. This increase was mainly due to the renegotiation of most of the contracts reflecting the effects of inflation and to higher service costs in both segments, especially service costs related to call centers (P$58 million), software and hardware fees (P$18 million) and cleaning and security fees (P$11 million).

Advertising

Costs related to advertising decreased by P$28 million, or 7%, to P$360 million in 2009.  During 2009, Telecom Argentina continued advertising campaigns focused largely on the Internet business while Telecom Personal continued its marketing campaigns to acquire new subscribers and retain customers.

Cost of wireless handsets and Voice, Data, and Internet equipment

During 2009, the cost of wireless handsets and Voice, Data and Internet equipment increased to P$1,137 million from P$1,028 million in 2008. The increase in costs of handsets in the Wireless reportable segment was primarily attributable to an increase in handsets sold as a result of the expansion of the subscriber base and the number of customers that upgraded their handsets. The increase in costs in the Voice, Data and Internet reportable segment was primarily attributable to increased sales of “Aladino” telephone sets, which allow SMS services or video calls on fixed lines depending on the model, and modems as a result of the growth in the Internet business, partially offset by a decrease in sales of data equipment.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$109 million to P$878 million in 2009 from P$769 million in 2008. The steady increase over the past few years in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to the increase in the prepaid subscriber base.

TLRD and Roaming

During 2009, costs of TLRD and roaming decreased 5% to P$898 million from P$941 million in 2008. The change was mainly due to a decrease in wireless traffic on other wireless operators’ networks.

Other Operating Expenses

Other operating expenses, which include lease of circuits, transportation and freight, rental and energy expenses, among others, increased 23% to P$800 million in 2009 from P$648 million in 2008 in both reportable segments as a result of the increase in the prices of fuel and electricity used to provide Telecom Argentina’s services and higher costs associated with the provision of Value Added Services to Telecom Personal customers, increased use of the public network, cost increases in transport and freight and higher costs of site leases.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$151 million, or 12%, to P$1,138 million during 2009. This decrease was mainly due to certain assets having reached the end of their respective amortization periods and the change in the useful lives of certain technical assets (see Note 12 to our Consolidated Financial Statements), partially offset by depreciation of assets acquired during the fiscal year.

For a further breakdown of our consolidated costs of services, general and administrative and selling expenses, see “—Results of Operations by Reportable Segment” below.

Operating income

During 2009, consolidated operating income was P$2,762 million representing an increase of P$721 million or 35% from 2008. Operating income represented 23% of consolidated net sales in 2009. This increase was mainly due to growth in net sales, partially offset by higher salaries and social security contribution costs, fees for services, commissions, maintenance, materials and supplies and taxes.

Financial Results, net

During 2009, Telecom recorded a net financial loss of approximately P$329 million compared to a net financial loss of approximately P$265 in 2008, representing a 24% increase as compared to the previous year. As a result of a P$1,372 million or 152% reduction in the net financial debt as compared to the end of 2008, interest from loans (including the effect of the net present value) decreased by P$78 million or 32%. In 2009, the effect of differences in net foreign currency exchange generated an increased loss of P$78 million as compared to 2008. In addition, note repurchase transactions generated a P$2 million loss as compared to the P$34 million gain in fiscal year 2008, resulting in a negative variation of P$36 million.

Gain on equity investees

In 2009, Núcleo underwent a voluntary capital reduction which yielded a reimbursement of capital to its shareholders. Therefore, the Company recorded a P$13 million foreign currency translation adjustment realized on Núcleo’s capital reimbursement.

Other, net

Main variations of Other, net are related to Gain on equity investees and Other expenses, net.

Other expenses, net

Other expenses, net mainly include severance payments, provisions for lawsuits and other contingencies and allowance for obsolescence of materials.

Other expenses, net decreased by P$36 million or 13% from fiscal year 2008, representing 2% of consolidated net sales. This change was mainly due to lower costs of severance payments as compared to the previous year, partially offset by increased costs of labor and tax claims and higher allowances for obsolescence of materials in both Telecom Argentina and Telecom Personal.

Income tax

The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to fiscal legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to fiscal vs. accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

(i)    Regarding current tax expenses, Telecom Argentina, Personal and Núcleo generated tax profit in fiscal year 2009. Telecom Argentina’s income tax charge assessed in 2009 amounted to P$301 million as compared to P$238 million in fiscal year 2008. In the case of Telecom Personal, in 2009, the current tax assessed amounted to P$511 million compared to P$390 million in the previous fiscal year. In both years, Telecom Argentina and Telecom

Personal generated tax profits that gave rise to tax liabilities. These liabilities were offset against tax credits for minimum presumed income and withholdings. Núcleo’s income tax increased in the fiscal years under review due to an overcharge related to the payment of dividends to shareholders.

(ii)   Regarding the deferred tax, in 2009 and 2008 income at Telecom Argentina was basically generated by changes in timing differences arising from tax vs. accounting criteria applied to the valuation of assets and liabilities. In fiscal year 2009, Telecom Argentina generated a gain of P$31 million mainly attributable to the decrease of tax liabilities from deferred tax on fixed assets while in 2008 it generated a gain of P$93 million. Telecom Personal and Núcleo generated an aggregate P$7 million loss in 2009 while they generated an aggregate P$5 million gain in 2008.

(iii)  Regarding deferred tax assets, in 2009, Telecom Personal recorded a valuation allowance for deferred tax assets of P$2 million while no changes in the mentioned allowance were recorded for Telecom Argentina in that year. As of December 31, 2008, Telecom Argentina recorded a P$2 million reduction of the deferred tax asset valuation allowance while no changes in the mentioned allowance were recorded for Telecom Personal in that year.

Net income

For 2009, we recorded net income of P$1,405 million (12% of consolidated sales). The Voice, Data and Internet reportable segment accounted for a loss of P$175 million while the Wireless reportable segment contributed a P$1,580 million gain to our consolidated net income in 2009.

(A.2)  2008 Compared to 2007

					Change by segment
	Year Ended December 31,				Voice, Data
	2008	2007	Total Change		and Internet	Wireless
	(P$ millions)%			(P$ millions)
Net sales	10,608	9,074	17	1,534	351	1,183
Cost of services and general, administrative and selling expenses	(8,567)	(7,438)	15	(1,129)	(497)	(632)
Operating income	2,041	1,636	25	405	(146)	551
Financial results, net	(265)	(441)	(40)	176	96	80
Other, net (1)	(280)	(121)	131	(159)	(151)	(8)
Income tax	(535)	(292)	83	(243)	(83)	(160)
Net income from continuing operations	961	782	23	179	(284)	463
Income from discontinued operations	—	102	(100)	(102)	(102)	—
Net income	961	884	9	77	(386)	463

(1)       Other, net includes Other expenses, net and noncontrolling interest.

Net Sales

During 2008, net sales increased approximately 17% to P$10,608 million from P$9,074 million in 2007. The increase is largely attributable to the increase of P$1,183 million in revenues generated by the Wireless reportable segment (reaching 66% of the Company’s consolidated net sales). It should be noted that both reportable segments showed revenue increases, but at different growth rates.

Net sales in Voice, Data and Internet reportable segment increased by 11% compared to 2007. Internet sales, including internet equipment, led growth in this segment with a 39% increase (P$207 million) mainly as a result of the 33% increase in our ADSL customer base. Data sales, including data equipment, grew by 25%, largely attributed to a higher number of leased circuits, dedicated traffic and a substantial growth in a private network service with additional new features. Finally, Voice sales grew by 4% due to an increase in the customer base, generating a higher number of monthly basic charges and charges for supplementary services, partially offset by a slight reduction in traffic volume. Regulated voice services are still affected by the Pesification of rates to pesos as discussed in “Item 4—Information on the Company—The Business—Voice, Data and Internet—Rates” in more detail.

Net sales for the Wireless reportable segment grew by 21% compared to 2007. The net increase was mainly due to growth in Argentina of 23%, partially offset by a decrease in Paraguay of 10%. As a result of the strong growth of the customer base in Argentina, as a general matter, all line items comprising net sales for the reportable segment have grown considerably. Particularly, revenues from Value Added Services, roaming services and TLRD, and post-paid services, including fixed-charge and excess minutes, all increased.

In 2008, service revenues in the Wireless reportable segment amounted to P$6,235 million, representing 20% growth from 2007. The growth of service revenue in 2008 was 23% in Argentina while in Paraguay service revenue decreased by 10%.

The chart below shows net sales for 2008 and 2007 and their breakdown between reportable segments:

For a further breakdown of our consolidated net sales, see “—Results of Operations by Reportable Segment” below.

Cost of Services and General, Administrative and Selling Expenses

Total cost of services and general, administrative and selling expenses increased 15% to P$8,567 million in 2008 from P$7,438 million in 2007. The increase was mainly due to the increase in disbursement costs in the two reportable segments as a result of a rise in direct cost of sales, the effect of inflation in the overall cost structure and heavy competition in the wireless and broadband businesses in Argentina. Depreciation and amortization expenses were reduced by P$127 million, mainly attributable to the Wireless reportable segment.

					Change by segment
	Year Ended December 31,				Voice, Data
	2008	2007	Total Change		and Internet	Wireless
	(P$ millions)%			(P$ millions)
Salaries and social security	1,217	960	27	257	187	70
Taxes	832	668	25	164	26	138
Maintenance, materials and supplies	528	436	21	92	68	24
Bad debt expense	67	71	(6)	(4)	(2)	(2)
Interconnection costs	156	151	3	5	5	—
Costs of international outbound calls	145	138	5	7	7	—
Fees for services	400	307	30	93	41	52
Advertising	388	306	27	82	48	34
Cost of wireless handsets and Voice, Data, and Internet equipment	1,028	897	15	131	18	113

					Change by segment
	Year Ended December 31,				Voice, Data
	2008	2007	Total Change		and Internet	Wireless
	(P$ millions)%			(P$ millions)
Agent’s commissions and commissions for the distribution of prepaid cards	769	704	9	65	14	51
Other commissions	159	130	22	29	5	24
TLRD and Roaming	941	760	24	181	—	181
Other operating expenses	648	494	31	154	86	68
Depreciation of fixed assets and amortization of intangible assets	1,289	1,416	(9)	(127)	(6)	(121)
Total Cost of Services and General, Administrative and Selling Expenses	8,567	7,438	15	1,129	497	632

The main operating costs and the changes in costs between 2008 and 2007 are illustrated below:

(1)   Includes bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During 2008, salaries and social security charges were approximately P$1,217 million, representing a 27% increase from 2007. This was primarily due to the increase in salary levels, mainly for unionized personnel resulting from an adjustment in their collective bargaining agreements.

Taxes

Expenses related to taxes increased 25% to P$832 million in 2008 from P$668 million in 2007, mainly due to the impact of taxes that are calculated on the basis of revenues, reflecting an increase in total net sales during the year.

Maintenance, Materials and Supplies

Expenses related to maintenance, materials and supplies increased 21% to P$528 million in 2008 from P$436 million in 2007. This increase was due to higher maintenance costs across segments, particularly in the Voice, Data and Internet reportable segment. The main reason for the change was an increased need for supplies as a result of the larger number of installed basic telephony and ADSL lines and an increase in the prices of certain supplies due to the effects of inflation.

Fees for Services

Our fees for various services, including technical, commercial, legal, security, and auditing services, totaled P$400 million for 2008 and P$307 million for 2007. This increase was due mainly to the renegotiation of most of the contracts because of the effects of inflation and to higher service costs in both segments, especially costs related to call centers and software and hardware fees.

Advertising

Costs related to advertising increased by P$82 million, or 27%, to P$388 million in 2008, mainly due to higher media advertising expenses for wireless and Internet services as a result of efforts to retain and expand both customer bases, as well as the sponsorship of the 2008 Beijing Olympic Games.

Cost of wireless handsets and Voice, Data, and Internet equipment

During 2008, the cost of wireless handsets and Voice, Data and Internet equipment increased to P$1,028 million from P$897 million in 2007. The increase in costs incurred in the Wireless reportable segment was primarily attributable to an increase in the cost of handsets resulting from the expansion of the subscriber base. In addition, as a consequence of technological advances and new service offerings, more customers upgraded their mobile phone sets. That effect was partially offset by a decrease in subsidies offered to agents and other third party distributors.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

Sales commissions increased by P$65 million to P$769 million in 2008 from P$704 million in 2007. The steady increase over the past few years in agent’s commissions and commissions for the distribution of prepaid cards is mainly due to Telecom Personal’s efforts to expand its high-value subscriber base and to the increase in the prepaid subscriber base, respectively.

TLRD and Roaming

During 2008, costs of TLRD and roaming increased 24% to P$941 million from P$760 million in 2007. The change was due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Other Operating Expenses

Other operating expenses, which include lease of circuits, transportation and freight, rental and energy expenses, among others, increased 31% to P$648 million in 2008 from P$494 million in 2007 in both reportable segments as a result of increased revenues and an increase in the customer base and the effects of inflation.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation of fixed assets and amortization of intangible assets decreased by P$127 million, or 9%, to P$1,289 million during 2008 mainly as a consequence of the end of the amortization period for certain assets in the Wireless reportable segment (among others, TDMA network equipment as a result of the migration to GSM technology).

Operating Income

During the year ended December 31, 2008, consolidated operating income was P$2,041 million, with an increase of P$405 million, or 25%, compared to 2007. Operating income represented 19% of net sales in 2008.

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

Financial Results, Net

Net financial results amounted to a loss of P$265 million for 2008, reflecting a reduction in loss of 40% as compared to 2007. Financial results, net represent 3% of consolidated sales in 2008, as compared to 5% in 2007.

As a result of a P$1,090 million reduction in net financial debt, or 55% compared to the net financial debt at the end of the previous year, interest on net financial debt decreased by P$125 million.

In 2008, the devaluation of the peso against the U.S. dollar was 10% and 3% against the euro. This caused a net foreign currency exchange loss of P$158 million, which included the effect of derivative financial instruments entered into to hedge foreign exchange exposure. These instruments generated a P$29 million loss in the 2008 and a P$141 million gain in 2007.

Other, Net

Other expenses, net

Other expenses, net mainly include severance payments and provisions for lawsuits and other contingencies.

Other expenses, net, increased P$170 million or 174% from 2007, reaching P$268 million in 2008.  The change was mainly attributable to the fact that other expenses, net in 2007 included a gain of P$69 million related to the impact of SC Resolution N° 41/07 and a tax gain on deposits and withdrawals from bank accounts of P$23 million recognized in 2007 as a result of the regulatory resolution No. 72/03 implemented by the Ministry of Economy (see Note 2.g and 2.i to our Consolidated Financial Statements).

Severance costs amounted to P$144 million in 2008 as compared to P$84 million in 2007, mainly due to a 114% increase in the number of employees retired or dismissed, partially offset by a 30% decrease in the average retirement and severance cost per employee.

Provision for contingency charges decreased at Telecom Argentina between 2007 and 2008 due to lower costs in connection with labor and fiscal complaints. Telecom Personal, conversely, experienced a slight increase in those charges between 2007 and 2008.

Income Tax

As previously mentioned, the Company’s income tax charge includes the following three effects (See “—Years ended December 31, 2009, 2008 and 2007—Income Tax”):

(i)    Current year’s tax payable pursuant to fiscal legislation: In 2007, as a result of a determination of an accumulated loss carryforward, the Company was not required to pay taxes. In 2008, enough tax profit was generated to offset the entire accumulated loss carryforward and, accordingly, the Company determined a tax liability, which was offset against a tax credit for minimum presumed income and other withholdings. With respect to Telecom Personal, in 2007, enough tax profit was generated to offset the entire accumulated loss carryforward; therefore, a tax liability was determined. This tax liability was offset by a tax credit for minimum presumed income and other withholdings. In fiscal year 2008, Telecom Personal generated tax profits which yielded a tax liability. This tax liability was offset against a tax credit for minimum presumed income and other withholdings. In the years under review, Núcleo reported a tax profit and this tax liability was increased by an overcharge resulting from a dividend distribution to its shareholders.

(ii)   Tax effect of applying the deferred tax method: In 2008, income yielded by Telecom Argentina was mainly generated as a result of the reduction in the deferred tax liability on fixed assets and its adjustment for inflation and increased credit on the deduction of bad debts and lawsuits and other contingencies (P$119 million).  This income was partially offset by the use of net tax loss carryforward for P$34 million.  In 2007, expenses related to deferred tax mainly arose from the reduction of the tax loss carryforwards of Telecom Argentina (P$364 million) and

Telecom Personal (P$163 million), partially offset by the income generated by variations in the temporary differences (P$205 million in Telecom Argentina and P$76 million in Telecom Personal), including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher credit for the deduction of bad debts and lawsuits and other contingencies.

(iii)  Tax effect arising from the analysis of recoverability of deferred tax assets: As of December 31, 2008, we recorded a P$2 million reduction of the deferred tax asset allowance for Telecom Argentina. With respect to the recoverability of deferred tax loss carryforwards, the Telecom Group recognized, as of December 31, 2007, a P$130 million receivable for tax loss carryforwards, of which P$95 million expired in fiscal year 2007. For that reason, as of December 31, 2007, the related allowance amounted to P$95 million.

Net Income from Continuing Operations

For 2008, we recorded net income of approximately P$961 million. The Voice, Data and Internet reportable segment accounted for a loss of P$309 million while the Wireless reportable segment contributed a P$1,270 million gain to our consolidated net income in 2008.

Income from Discontinued Operations

In April 2007, Telecom Argentina sold its 99.99% shareholding in Publicom (the directory publishing company) to Yell Publicidad S.A. According to Argentine GAAP, net income from the operations of Publicom and from the sale of Publicom was accounted for under “discontinued operations,” which was included in a specific caption “Results from discontinued operations” in the consolidated statement of income for the year ended December 2007. The net income from discontinued operations for 2007 amounted to P$102 million, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale.

Net Income

For 2008, we recorded a net income of P$961 million. Since there are no results from discontinued operations for 2008, see “Net Income from continuing operations” for an explanation of net income for 2008.

(B)  Results of Operations by Reportable Segment

(B.1)  Voice, Data and Internet Reportable Segment

Results of operations for our Voice, Data and Internet reportable segment for 2009, 2008 and 2007 are comprised as follows:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Continuing operations
Net sales	4,157	3,653	3,302	14	11
Cost of services and general, administrative and selling expenses	(3,741)	(3,441)	(2,944)	9	17
Operating income	416	212	358	96	(41)
Financial result, net	(172)	(166)	(262)	4	(37)
Other expenses, net	(148)	(212)	(61)	(30)	248
Income tax	(271)	(143)	(60)	90	138
Net loss from continuing operations	(175)	(309)	(25)	(43)	1,136

Discontinued operations
Income from discontinued operations	—	—	102	—	(100)
Net (loss) income	(175)	(309)	77	(43)	n/a

Net Sales

During 2009, net sales from our Voice, Data and Internet reportable segment increased by 14% to P$4,157 million from P$3,653 million in 2008. During 2008, net sales increased by 11% to P$3,653 million from P$3,302 million in 2007. Regulated voice services are still affected by rate Pesification. The increase in each year was due to several factors, including an increase in the customer base, which increased the monthly consumption of the offered services. Particularly, in 2009, the Internet subscriber base grew by 15% compared to 2008, causing an increase of P$322 million in net sales of Internet services. Another contributing factor to increases in net sales in the Voice, Data and Internet reportable segment was an increase in revenue from sales of Data services and the increase in revenue from interconnection as a result of the general expansion in the wireless business.

Revenues from our Voice, Data and Internet reportable segment for 2009, 2008 and 2007 are comprised as follows:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Measured service charges	981	968	960	1	1
Monthly basic charges	842	799	746	5	7
Internet revenues	1,053	731	524	44	40
Interconnection revenues	448	400	373	12	7
International long-distance service	294	269	270	9	—
Public telephone service	70	86	117	(19)	(27)
Data transmission	268	205	172	31	19
Installation charges	15	19	18	(21)	6
Equipment sales (1)	43	41	18	5	128
Other national telephone services	143	135	104	6	30
Total Voice, Data and Internet	4,157	3,653	3,302	14	11

(1)          This item is composed of voice, data and Internet equipment in each year.

The chart below shows net sales for 2009, 2008 and 2007 and their breakdown by service type:

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

Revenues from measured service and monthly basic charges represented 44% of our total segment net sales for 2009 compared to 48% of our total segment net sales for 2008 and 52% of the total segment net sales for 2007. Revenues from traffic and monthly basic charges increased 3% to P$1,823 million in 2009 from P$1,767 million in 2008 and increased 4% in 2008 from P$1,706 million in 2007. Measured service charges increased 1% each year. Such increases are largely due to an increase in the number of lines in service. However, fixed telephony rates remained unchanged since 2002 as a result of the Pesification and freeze on rates imposed by the Argentine government.

Internet Revenues

Revenues from Internet subscription fees and Internet-related Value Added Services increased 44% to P$1,053 million in 2009 compared to P$731 million in 2008, and increased 40% in 2008 compared to P$524 million in 2007, mainly due to the increase in the ADSL customer base and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription.

As of December 31, 2009, the number of ADSL subscribers reached approximately 1,223,000, compared to 1,042,000 as of December 31, 2008, increasing by 17%. During 2008, ADSL subscribers increased 33% from 783,000 as of December 31, 2007. Nonetheless, dial-up minutes have fallen in the last years due to the steady migration of customers to ADSL services.

Interconnection Revenues

During 2009, revenues from interconnection services, which primarily include access, termination and long-distance transport of calls, increased 12% to P$448 million from P$400 million in 2008 and increased 7% from P$373 million in 2007. The increase in each year was mainly due to the increase in wireless traffic transported and terminated on Telecom’s fixed line network.

International Long-Distance Service

Revenues from international long-distance service reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls and revenues from outbound phone calls made by our customers.

During 2009, international long-distance service revenues increased 9% to P$294 million from P$269 million in 2008. The increase was the result of an increase in incoming traffic and lower discounts to customers, partially offset by lower traffic of outgoing calls. During 2008, international long-distance service revenues slightly decreased mainly due to a decrease in prices, partially offset by higher incoming and outgoing traffic.

Public Telephone Service

Revenues from public telephone service decreased by 19% to P$70 million in 2009 from P$86 million in 2008. Revenues from public telephone service decreased by 27% to P$86 million in 2008 from P$117 million in 2007. The decrease in each year was mainly due to reduced traffic on public telephones and decreased use of telecommunication centers as a result of expanded cellular usage.

Data Transmission

Revenues from data transmission services increased 31% to P$268 million in 2009 from P$205 million in 2008. The change was mainly due to an increase in various data transmission services, including an increase in virtual private network services, private data network services replacing the point-to-point service, and growth in data center services. The majority of our revenues from data transmission services are denominated in US dollars and, consequently, in 2009, were affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues. During 2008, revenues from data transmission services increased 19% to P$205 million from P$172 million in 2007. The change was mainly due to an increase in various data transmission services, including an increase in private virtual network services, leases of circuits, volumes of traffic for dedicated lines, and growth in data center services.

Installation Charges

During 2009, installation charges from new customers decreased by 21% to P$15 million from P$19 million in 2008 due to a smaller number of new connected lines during 2009 as compared to 2008. During 2008, installation charges from new customers increased by 6% to P$19 million from P$18 million in 2007 due to an increase in the amount of new connected lines during 2008.

Equipment Sales

During 2009, revenues from equipment sales increased by 5%, to P$43 million in 2009 from P$41 million in 2008. The increase in 2009 was mainly due to higher sales of “Aladino” telephone sets, which permit SMS services or video calls on fixed lines depending on the model, and higher sales of modems as a result of the expansion of our Internet services, partially offset by decrease in sales of data equipment. Revenues from equipment sales increased by 128% to P$41 million in 2008 from P$18 million in 2007. The increase in 2008 was mainly due to higher sales of “Aladino” telephone sets, modems and data equipment.

Other National Telephone Services

Revenues from other national telephone services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During 2009, revenues from other national telephone services increased 6% to P$143 million from P$135 million in 2008 and increased 30% from P$104 million in 2007. The increase in each year was mainly due to higher revenues related to billing and collection services charged to other operators.

Cost of Services and General, Administrative and Selling Expenses

During 2009, total cost of services and general, administrative and selling expenses for the Voice, Data and Internet reportable segment increased 9% to P$3,741 million compared to P$3,441 million in 2008 and increased 17% in 2008 compared to P$2,944 million in 2007. The increase in each year was mainly due to increases in salaries and social security charges, taxes, maintenance, materials and supplies costs, interconnection costs, leases of lines and circuits and fees for services. Nonetheless, depreciation decreased P$159 million (a decrease of 19%) in 2009 and decreased P$6 million (a decrease of 1%) in 2008.

Detailed below are the major components of our cost of services and general, administrative and selling expenses for the years ended December 31, 2009, 2008 and 2007 related to our Voice, Data and Internet reportable segment:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Salaries and social security	1,151	931	744	24	25
Taxes	266	230	204	16	13
Maintenance, materials and supplies	408	371	303	10	22
Bad debt expense	33	10	12	230	(17)
Interconnection costs	180	156	151	15	3
Costs of international outbound calls	152	145	138	5	5
Fees for services	214	181	140	18	29
Advertising	118	137	89	(14)	54
Commissions for the distribution of prepaid cards and Other commissions	105	94	75	12	25
Cost of sales of equipment	46	40	22	15	82
Others	405	324	238	25	36
Subtotal before depreciation and amortization	3,078	2,619	2,116	18	24
Depreciation of fixed assets and amortization of intangible assets	663	822	828	(19)	(1)
Total Voice, Data and Internet	3,741	3,441	2,944	9	17

The main operating costs and the changes in costs between 2009, 2008 and 2007 are illustrated below:

(1)        Includes bad debt expense, commissions for the distribution of prepaid cards and other commissions, cost of sales of equipment and other operating expenses.

Salaries and Social Security

During 2009, salaries and social security charges were approximately P$1,151 million, representing a 24% increase from 2008. During 2008, salaries and social security charges were approximately P$931 million, representing a 25% increase from 2007. These increases were primarily due to salary increases, particularly for unionized personnel of Telecom Argentina (approximately 73% of its personnel) reflecting an adjustment in collective bargaining agreements, partially offset by a decrease in the number of employees in this reportable segment.

Taxes

Expenses related to taxes increased 16% to P$266 million in 2009 from P$230 million in 2008, and increased 13% in 2008 from P$204 million in 2007, mainly due to charges of turnover tax (a P$22 million increase from 2008 to 2009 and a P$7 million increase from 2007 to 2008) and other taxes that are calculated on the basis of revenues (a P$4 million increase from 2008 to 2009 and no significant variation from 2007 to 2008), as a result of the increase in total net sales during the years. Additionally, in 2009 there was an increase of P$6 million in the tax on deposits to and withdrawals from bank accounts, as a result of increased financial transactions, collection of dividends and payment of income tax.

Maintenance, Materials and Supplies

During 2009, maintenance, materials and supplies expenses increased 10% to P$408 million from P$371 million in 2008. The expense for maintenance, materials and supplies increased 22% to P$371 million in 2008 from P$303 million in 2007. The increase in each year was primarily due to higher maintenance costs for network equipment, buildings and utility vehicles and the increase in the prices of certain supplies due to the effects of inflation.

Bad Debt Expense

In 2009, bad debt expense amounted to P$33 million, an increase of 230% as compared to 2008, though it represents only 1% of the Voice, Data and Internet reportable segment net sales. The increase was mainly due to a reduction in the collection of receivables caused by the economic slowdown. In 2008, bad debt expense decreased 17% to P$10 million from P$12 million in 2007.

Interconnection Costs

In 2009 interconnection costs amounted to P$180 million, an increase of 15% as compared to 2008. The increase was mainly due to higher traffic volume resulting from Telecom Argentina’s network and price increases as a result of inflation. In 2008 interconnection costs increased slightly by 3% to P$156 million from P$151 million in 2007.

Costs of International outbound calls

Costs of international outbound calls reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. During 2009, we recorded P$152 million in costs of international outbound calls compared with P$145 million recorded in 2008 and P$138 million recorded in 2007. The increase in 2009 is largely due to cost increases as a consequence of the devaluation of the peso against other foreign currencies, partially offset by lower traffic of outgoing calls. The increase in 2008 was mainly due to the increase in international call traffic originating in our network and requiring fees to transport calls across international lines.

Fees for Services

Fees for services totaled P$214 million for 2009, P$181 million for 2008 and P$140 million for 2007. The increase in each year was mainly due to the renegotiation of most of the contracts as a result of the effects of inflation, and higher costs of services, especially those related to call centers (a P$14 million increase from 2008 to 2009), as a result of an increase in the commercial activity, cleaning and security fees (a P$7 million increase from 2008 to 2009) and technical fees (a P$5 million increase from 2008 to 2009).

Advertising

During 2009, we recorded P$118 million in costs of advertising compared with P$137 million recorded in 2008 and P$89 million in 2007. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.  Advertising costs in 2008 reflect advertising costs incurred by the Company in connection with its sponsorship of the 2008 Beijing Games.

Commissions for the Distribution of Prepaid Cards and Other Commissions

During 2009, we recorded P$105 million in costs relating to commissions for the distribution of prepaid cards and other commissions, compared with P$94 million in 2008 and P$75 million in 2007. The increase in 2009 was mainly due to higher commissions for collections as a result of increased sales and higher unit cost for collection services. The increase in 2008 was mainly due to an increase in commissions for collections as a result of increased sales, partially offset by lower sales of prepaid cards.

Cost of Sales of Equipment

During 2009, 2008 and 2007, we recorded P$46 million, P$40 million and P$22 million in cost of sales of equipment. The increase in costs incurred in each year was primarily attributable to increased sales of “Aladino” telephone sets and modems, as a result of the growth in the Internet business, partially offset by a decrease in sales of data equipment.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, energy and rentals. During 2009, our other operating expenses amounted to P$405 million compared to P$324 million in 2008 and P$238 million in 2007. The increase in 2009 was primarily due to the increase in prices of fuel and electricity used to provide Telecom Argentina’s services. The increase in 2008 was related to increased revenues and higher prices due to the effects of inflation.

Depreciation of Fixed Assets and Amortization of Intangible Assets

Depreciation expenses were P$663 million in 2009, P$822 million in 2008 and P$828 million in 2007. The decrease was mainly due to the end of the amortization period for certain assets partially offset by depreciation of assets acquired in each year. Particularly, in 2009, there was a change in the useful lives of certain of Telecom Argentina’s technical assets (see Note 12 to our Consolidated Financial Statements).

Operating Income

In 2009, the operating income from our Voice, Data and Internet reportable segment increased 96% to P$416 million from P$212 million in 2008, which represents 10% and 6% of net sales for this reportable segment in 2009 and 2008, respectively. The increase was mainly due to the fact that the annual increase in net sales exceeded the annual increase in operating costs, which reflected a decrease of 19% in the segment’s depreciation and amortization in 2009. In 2007, the Voice, Data and Internet reportable segment generated operating income of P$358 million, which represented 11% of net sales for the reportable segment for that year.

The following table shows our operating income from the Voice, Data and Internet reportable segment in 2009, 2008 and 2007 and its percentage of net sales in each year.

	Year Ended December 31,
	2009	2008	2007	2009-2008	2008-2007
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,079	1,034	1,186	4%	(13%)
As % of net sales	26%	28%	36%
Depreciation and amortization	(663)	(822)	(828)	(19%)	(1%)
As % of net sales	(16%)	(23%)	(25%)
Operating income	416	212	358	96%	(41%)
As % of net sales	10%	6%	11%

Our operating income before depreciation and amortization from the Voice, Data and Internet reportable segment was P$1,079 million, P$1,034 million and P$1,186 million, representing 26% of net sales in 2009, 28% of net sales in 2008 and 36% of net sales in 2007, respectively.

Financial Results, Net

During 2009, we recorded a net financial loss of approximately P$172 million compared to a net financial loss of approximately P$166 million in 2008, representing a 4% increase as compared to the previous year.

In 2009, the devaluation of the peso against the U.S. dollar was 10% and 14% against the euro. This situation generated a net foreign currency exchange loss in 2009 of $199 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure) which represents an increase of P$92 million compared to the net foreign currency exchange loss of P$107 million reported in 2008. In addition, interest from current investments increased by P$24 million, interest on financial debt decreased P$41 million and charges for the present value effect of loans were P$44 million lower as compared to 2008.

During 2008, we recorded a net financial loss of approximately P$166 million compared to a net financial loss of approximately P$262 million in 2007, reflecting a 37% reduction as compared to 2007. The difference was mainly due to lower net financial interest of P$86 million,  partially offset by an increase of P$12 million in the net foreign currency exchange loss compared to 2007.

Other expenses, Net

Other expenses, net mainly includes severance payments and provisions for lawsuits and other contingencies.

In 2009, other expenses, net decreased by P$64 million to P$148 million compared to 2008. This reduction is mainly due to severance payments decreasing by P$70 million, partially offset by a P$12 million increase in lawsuits and other contingencies.

For 2008, other expenses, net increased by P$151 million to P$212 million as compared to 2007. Other expenses, net in 2008 mainly consisted of higher provisions for lawsuits and other contingencies and severance payments and termination benefits, as a result of an increase in the number of employees retired or dismissed, partially offset by a decrease in the average retirement and severance cost per employee.

Income Tax

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2009, 2008 and 2007—Income Tax”):

During 2009, our Voice, Data and Internet reportable segment recorded an income tax expense of P$271 million compared to P$143 million in 2008. The income tax expense in 2009 was mainly attributable to the provision for current income tax (amounting to P$301 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal vs. accounting criteria (amounting to P$30 million). No changes were recorded in the allowance for net deferred tax assets.

During 2008, our Voice, Data and Internet reportable segment recorded an income tax expense of P$143 million compared to P$60 million in 2007. The income tax expense in 2008 was mainly attributable to the provision for current income tax (amounting to P$238 million), partially offset by income generated by a deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal vs. accounting criteria (amounting to P$93 million) and a reduction in the allowance for net deferred tax assets (amounting to P$2 million).

During 2007, we recorded an income tax expense of P$60 million in this segment compared to an income tax benefit of P$33 million in 2006. The income tax expense in 2007 was mainly attributable to a reduction of Telecom Argentina’s tax loss carryforwards (which were reduced by P$364 million), partially offset by income generated by other temporary differences (amounting to P$205 million) including, among others, a reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and an increase in the allowance for doubtful accounts, provisions for lawsuits and other contingencies. As of December 31, 2007, a valuation allowance for deferred tax assets of P$95 million was recorded in Telecom Argentina.

Net Loss from continuing operations

For 2009, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$175 million in comparison with a net loss of approximately P$309 million in 2008. The decreased net loss in 2009 was mainly due to higher operating income and lower other expenses, net, partially offset by higher income tax expense, as discussed above.

For 2008, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$309 million in comparison with a net loss of approximately P$25 million in 2007. The higher net loss in 2008 was mainly due to lower operating income, higher other expenses, net and higher income tax expense, partially offset by lower financial loss, net as discussed above.

Income from Discontinued Operations

In April 2007, Telecom Argentina sold its 99.99% shareholding in Publicom (the directory publishing company) to Yell Publicidad S.A. According to Argentine GAAP, net income from the operations of Publicom and from the sale of Publicom has been accounted for under “discontinued operations,” which was included in a specific caption “Results from discontinued operations” in the consolidated statements of income for the year ended December 2007. The net income from discontinued operations for 2007 amounted to P$102 million, of which P$101 million corresponded to the sale of Publicom, and P$1 million to Publicom’s net income prior to the date of sale.

Net (Loss) Income

For 2009 and 2008, the Voice, Data and Internet reportable segment recorded a net loss of approximately P$175 million and P$309 million, respectively. Since there were no results from discontinued operations for these years, see “—Net Loss from continuing operations” for an explanation of net losses for 2009 and 2008.

For 2007, the Voice, Data and Internet reportable segment recorded a net income of approximately P$77 million mainly due to the net income of P$102 million reflecting discontinued operations of Publicom, partially offset by a P$25 million loss from continuing operations.

(B.2)  Wireless Reportable Segment

Results of operations from our Wireless reportable segment for 2009, 2008 and 2007 are comprised as follows:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Net sales	8,069	6,955	5,772	16	21
Cost of services and general, administrative and selling expenses	(5,723)	(5,126)	(4,494)	12	14
Operating income	2,346	1,829	1,278	28	43
Financial results, net	(157)	(99)	(179)	59	(45)
Other, net (1)	(83)	(68)	(60)	22	13
Income tax	(526)	(392)	(232)	34	69
Net income	1,580	1,270	807	24	57

(1)          Other, net includes gain on equity investees, other expenses, net and minority interest.

Net Sales

We provide wireless telephone service throughout Argentina and Paraguay through Telecom Personal and Núcleo, respectively. Net sales from Argentina and Paraguay were approximately 95% and 5%, respectively, of total segment net sales in 2009, 94% and 6%, respectively, in 2008 and 92% and 8%, respectively, in 2007.

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Argentina
Service revenues (1)	6,832	5,853	4,756	17	23
Handset sales	796	712	583	12	22
Total net sales in Argentina	7,628	6,565	5,339	16	23
Average number of subscribers during the year (thousands)	13,563	11,513	9,718	18	19
Paraguay
Service revenues	435	382	426	14	(10)
Handset sales	6	8	7	(25)	14
Total net sales in Paraguay	441	390	433	13	(10)

(1) Certain components of service revenues are not included in the ARPU calculation.

An important operational measure used in the Wireless reportable segment is ARPU, which we calculate by dividing adjusted total service revenue (excluding outcollect wholesale roaming, cell site rental and activation fee revenue and including intercompany wireless sales) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with Argentine GAAP and our measure of ARPU may not be calculated in the same manner as similarly-titled measures used by other companies. In particular, certain components of service revenues are excluded from Telecom Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base in the Wireless reportable segment. The following table shows the reconciliation of total service revenues in Argentina to such revenues included in the ARPU calculations:

	Year Ended December 31,
	2009	2008	2007
	(P$ millions)
Total service revenues in Argentina	6,832	5,853	4,756
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(216)	(229)	(207)
Cell sites rental	(14)	(8)	(7)
Activation fees	(31)	(35)	(32)
Intercompany wireless sales	38	25	13
Adjusted total service revenues in Argentina included in the ARPU calculation	6,609	5,606	4,523

Net Sales in Argentina

During 2009, Telecom Personal’s net sales in Argentina increased 16% to P$7,628 million from P$6,565 million in 2008, mainly due to increases in the number of subscribers. ARPU in Argentina during 2009 and 2008 remained stable at about P$41 per customer per month and was approximately P$39 per customer per month in 2007.

The total number of Telecom Personal’s subscribers in Argentina was approximately 14,475,000 as of December 31, 2009, representing an increase of approximately 1,911,000 or 15% as compared to 2008. The increase was fueled by increased penetration in the cellular services market in Argentina. As of December 31, 2009, the subscriber base in Argentina amounted to approximately 10,051,000 prepaid subscribers, or 69% of the total subscriber base, approximately 1,715,000 post-paid subscribers, or 12% of the total subscriber base and approximately 2,709,000 “cuentas claras” plan subscribers, or 19% of the total subscriber base. Total wireless traffic increased 16% during 2009 as compared to 2008.

During 2008, Telecom Personal’s net sales in Argentina increased 23% to P$6,565 million from P$5,339 million in 2007, mainly due to increases in the number of subscribers.

The total number of Telecom Personal’s subscribers in Argentina was approximately 12,564,000 as of December 31, 2008, representing an increase of approximately 1,898,000, or 18%, as compared to 2007. As of December 31, 2008, the subscriber base in Argentina amounted to approximately 8,303,000 prepaid subscribers (66% of the total subscriber base), 1,454,000 post-paid subscribers (12% of the total subscriber base) and 2,807,000 “cuentas claras” plan subscribers (22% of the total subscriber base). Total wireless traffic increased 17% during 2008 as compared to 2007.

Net Sales in Paraguay

Núcleo, which provides wireless telephone services in Paraguay, generated P$441 million in net sales during 2009, a 13% increase from P$390 million in 2008. This increase was mainly due to the 15% appreciation of the guaraní (the legal currency in Paraguay) as compared to the Argentine peso, partially offset by the decrease in prepaid services as a result of the impact of the international economic crisis on the Paraguayan economy and the effect of strong competition among operators.  Núcleo had approximately 1,794,000 wireless subscribers as of December 31, 2009 which represented a decrease of approximately 17,000 customers, or 1%, as compared to the level at December 31, 2008. As of December 31, 2009, Núcleo had approximately 1,605,000 prepaid subscribers, representing 89% of Núcleo’s total wireless subscriber base.

During 2008, Núcleo generated P$390 million in net sales, a 10% decrease from the P$433 million in 2007. The decrease in revenues was mainly due to lower traffic volumes and the effect of the international crisis which affected the exchange rates, especially in the second half of 2008.  Núcleo had approximately 1,811,000 wireless subscribers, which represented an increase of approximately 200,000 customers, or 12%, as compared to the level at December

31, 2007. As of December 31, 2008, Núcleo had approximately 1,647,000 prepaid subscribers, representing 91% of Núcleo’s total wireless subscriber base.

General

During 2009, total net sales from our Wireless reportable segment, consisting of service revenues and handset sales, increased 16% to P$8,069 million from P$6,955 million in 2008. During 2008, total net sales increased 21% to P$6,955 million from P$5,772 million in 2007.

Revenues from our Wireless reportable segment for 2009, 2008 and 2007 are comprised as follows:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase
Prepaid services	1,245	1,089	986	14	10
Monthly basic charges and airtime usage charges	1,709	1,457	1,244	17	17
Calling Party Pays, TLRD and Roaming services	1,694	1,723	1,514	(2)	14
Value added services	2,470	1,831	1,326	35	38
Other service sales	149	135	112	10	21
Subtotal Service Revenues	7,267	6,235	5,182	17	20
Handset sales	802	720	590	11	22
Total Wireless	8,069	6,955	5,772	16	21

Service Revenues

Service revenues in the Wireless reportable segment consist of recurring monthly basic charges, airtime usage charges, prepaid services, roaming charges billed to our customers for their use of our and other carriers’ networks, roaming charges billed to other wireless service providers whose customers use our network, TLRD and CPP charges and charges for Value Added Services.

As a result of the growth in the customer base in Argentina, generally all types of service revenues have grown considerably during the years presented. Revenues from post-paid services (including monthly basic charges and air time usage charges), prepaid services and Value Added Services grew by 24% in 2009 as compared to 2008 (an increase of 24% in Argentina and 22% in Paraguay).

Service revenues were approximately 90% of total reportable segment net sales in each year of the period reported.

Prepaid Services

Prepaid services sales increased 14% to P$1,245 million in 2009 from P$1,089 million in 2008. The variation was primarily due to a 17% increase in the number of prepaid subscribers to approximately 11,656,000 as of December 31, 2009.

Prepaid services sales increased 10% to P$1,089 million in 2008 from P$986 million in 2007. The variation was primarily due to an increase in the number of subscribers to approximately 9,950,000 as of December 31, 2008, which represents an increase of approximately 1,432,000 customers or 17% as compared to December 31, 2007.

Monthly Basic Charges and Airtime Usage Charges

During 2009, monthly basic charges and airtime usage charges increased 17% to P$1,709 million from P$1,457 million in 2008. Monthly basic charges and airtime usage charges increased 17% in 2008 from P$1,244 million in 2007. The increase in each year was mainly due to an increase in the subscriber base and an increase in the volume of total traffic.

Calling Party Pays, TLRD and Roaming Services

During 2009, Calling Party Pays, TLRD and roaming services revenue was P$1,694 million, representing a 2% decrease from P$1,723 million in 2008. The decrease was primarily due to a smaller traffic volume in Paraguay and the effect of converting guaraníes into Argentine pesos, partially offset by a slight increase in the volume of traffic in Argentina. Calling Party Pays, TLRD and roaming services revenue increased 14% in 2008 from P$1,514 million in 2007.

Value Added Services

Value Added Services which include Short Message Service (SMS), Multimedia Messaging System (MMS) and General Packet Radio Service (GPRS), among others, increased 35% to P$2,470 million in 2009 from P$1,831  million in 2008, and increased 38% in 2008 from P$1,326 million in 2007. The increase in each year was largely due to Telecom Personal’s efforts to create Value Added Services which featured technological innovation.

Other Service Sales

During 2009, other service sales was P$149 million, representing an increase of 10% from P$135 million in 2008. During 2008, other service sales increased 21% from P$112 million in 2007.

Handset sales

Handset sales consist primarily of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues associated with the sale of wireless handsets and related expenses are recognized when the products are delivered and accepted by the customers, agents and other third party distributors. In an effort to attract new customers and to maintain existing customers (by upgrading their handsets), Telecom Personal, like its competitors, may offer handsets at below cost to customers, agents and other third party distributors.

This discount as a percentage of handsets costs decreased in the period between 2007 and 2008 and increased slightly between 2008 and 2009. It was approximately P$289 million or 27% of total cost of handsets in 2009, P$268 million or 27% of total cost of handsets in 2008 and P$285 million or 33% of total cost of handsets in 2007, respectively.

During 2009, handset sales increased to P$802 million from P$720 million in 2008, while they increased to P$720 million in 2008 from P$590 million in 2007. The 11% increase in 2009 was primarily due to a higher selling price of handsets sold. The increase in 2008 was mainly due to the expansion of the subscriber base. Additionally, as a result of technological advances and our provision of state-of-the-art services, more customers upgraded their mobile handsets.

Cost of Services and General, Administrative and Selling Expenses

Total cost of services and general, administrative and selling expenses in our Wireless reportable segment increased 12% to P$5,723 million in 2009 from P$5,126 million in 2008. During 2008, these costs increased 14% from P$4,494 million in 2007. In line with our increases in revenue, during 2009, all items in the cost structure of the wireless segment experienced material increases, except for advertising and costs of roaming and TLRD. This trend reflects increases in the cost of acquiring and retaining customers, taxes, commissions directly associated with sales and expansions of the customer service staff.

Detailed below are the major components of the cost of services and general, administrative and selling expenses for the years ended December 31, 2009, 2008 and 2007 in the Wireless reportable segment:

	Year Ended December 31,			% of Change
	2009	2008	2007	2009-2008	2008-2007
	(P$ millions)			Increase/(Decrease)
Salaries and social security	353	286	216	23	32
Taxes	733	602	464	22	30
Maintenance, materials and supplies	189	157	133	20	18
Bad debt expense	98	57	59	72	(3)
Fees for services	286	219	167	31	31
Advertising	242	251	217	(4)	16
Cost of wireless handsets	1,091	988	875	10	13
Agent’s commissions and commissions for the distribution of prepaid cards	828	726	675	14	8
Other commissions	135	108	84	25	29
TLRD and roaming	898	941	760	(5)	24
Other operating expenses	395	324	256	22	27
Subtotal costs before depreciation of fixed assets and amortization of intangible assets	5,248	4,659	3,906	13	19
Depreciation of fixed assets and amortization of intangible assets	475	467	588	2	(21)
Total wireless	5,723	5,126	4,494	12	14

Argentina
Costs before depreciation of fixed assets and amortization of intangible assets	4,962	4,404	3,647	13	(21)
Depreciation of fixed assets and amortization of intangible assets	381	375	510	2	(27)
Total costs in Argentina	5,343	4,779	4,157	12	15

Paraguay
Costs before depreciation of fixed assets and amortization of intangible assets	286	255	259	12	(2)
Depreciation of fixed assets and amortization of intangible assets	94	92	78	2	18
Total costs in Paraguay	380	347	337	10	3

(1)               Includes maintenance, materials and supplies, bad debt expense, other commissions and other operating expenses.

Salaries and Social Security

During 2009, salaries and social security charges increased 23% to P$353 million from P$286 million in 2008. During 2008, salaries and social security charges increased 32% to P$286 million from P$216 million in 2007. The increase in each year was mainly due to the salary increases that the Company implemented and the increase in the number of full time employees. The Wireless reportable segment had 4,221 employees as of December 31, 2009, 4,109 as of December 31, 2008, and 3,919 as of December 31, 2007, respectively.

Taxes

During 2009, taxes increased 22% to P$733 million from P$602 million in 2008. During 2008, taxes increased 30% to P$602 million from P$464 million in 2007. The increase in each year was attributable to the increase in total segment net sales.

Maintenance, Materials and Supplies

During 2009, maintenance, materials and supplies expenses increased 20% to P$189 million from P$157 million in 2008. During 2008, such costs increased 18% to P$157 million from P$133 million in 2007. The increase in each year was mainly due to an increase in maintenance costs of radio base systems related to the development of the GSM network and increased costs of building maintenance. Additionally, in 2008 the costs of maintenance of BlackBerry equipment increased as compared to 2007. The increase was also due to higher prices of certain supplies caused by the effects of inflation.

Fees for Services

During 2009, fees for services totaled P$286 million, representing an increase of 31% from P$219 million in 2008. During 2008, fees for services increased 31% from P$167 million in 2007.  The increase in each year was mainly due to an increase in the rates for the principal services received caused by the effects of inflation, higher service costs related to call centers (a P$43 million increase from 2008 to 2009) and higher software and hardware fees (a P$17 million increase from 2008 to 2009).

Advertising

During 2009, advertising expenses including media, promotional and institutional campaigns, amounted to P$242 million, representing a decrease of 4% from P$251 million in 2008. During 2008, these expenses increased 16% from P$217 million in 2007. This variation was mainly due to higher media advertising expenses as a result of efforts to retain and expand the wireless customer base.

Cost of Wireless Handsets

During 2009, the cost of wireless handsets sold increased to P$1,091 million from P$988 million in 2008. In 2008 the cost of wireless handsets sold increased to P$988 million from P$875 million in 2007. The increase in both years was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile phone sets as a result of technological advances and new service offerings. That effect was partially offset by lower subsidies offered to agents and other third party distributors.

Agent’s Commissions and Commissions for the Distribution of Prepaid Cards

During 2009, agent’s commissions and commissions for the distribution of prepaid cards increased to P$828 million from P$726 million in 2008, representing an increase of 14%. During 2008, agent’s commissions and commissions for the distribution of prepaid cards increased to P$726 million from P$675 million in 2007, representing an increase of 8%. The increase in agent’s commissions and commissions for the distribution of prepaid cards in each year was mainly due to the increase in the prepaid subscriber base.

Other Commissions

During 2009, other commissions, such as the commission paid for the invoice and collection process, increased 25% to P$135 million from P$108 million in 2008. During 2008, other commissions increased 29% to P$108 million from P$84 million in 2007. The increases were mainly due to the increase in the subscriber base.

TLRD and Roaming

During 2009, costs of TLRD and roaming decreased 5% to P$898 million from P$941 million in 2008. The decrease was primarily due to a decrease in wireless traffic on other wireless operators’ networks. During 2008, costs of TLRD and roaming increased 24% to P$941 million from P$760 million in 2007. The increase was due to an increase in wireless traffic among wireless operators as a consequence of a strong growth in the total customer base and to an increase in the volume of total traffic.

Other Operating Expenses

Other operating expenses increased 22% to approximately P$395 million in 2009 from P$324 million in 2008. Other operating expenses increased 27% to approximately P$324 million in 2008 from P$256 million in 2007. The increase was largely due to the increase in costs associated with the provision of value added services to Telecom Personal customers, increased use of the public network, cost increases in transport and freight and higher costs of site leases.

Depreciation of Fixed Assets and Amortization of Intangible Assets

During 2009 depreciation of fixed assets and amortization of intangible assets increased 2% to P$475 million from P$467 million in 2008. The increase was the result of higher investment in fixed assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets and the change in the useful lives of certain technical assets (see Note 12 to our Consolidated Financial Statements). During 2008 depreciation of fixed assets and amortization of intangible assets decreased 21% to P$467 million from P$588 million in 2007. The decrease was mainly a consequence of the end of amortization period for certain assets (among others, the TDMA network equipment as a result of the migration to GSM technology).

Operating Income

In 2009, our operating income from the Wireless reportable segment was P$2,346 million, representing an increase of 28% from P$1,829 million in 2008. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as salaries and social security, taxes, maintenance, materials and supplies costs, fees for services, costs for subscriber acquisition and other operating expenses.

The following table shows our operating income from the Wireless reportable segment in 2009 and 2008, the percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2009	2008	Total Change		Argentina	Paraguay
	(P$ millions / %)%				(P$ millions)
Operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	3,914	3,308	18	606	587	19
As % of net sales	49%	48%
SAC and SRC (non-GAAP)(2)	(1,093)	(1,012)	8	(81)	(82)	1
As % of net sales	(14%)	(15%)
Operating income before depreciation of fixed assets and amortization of intangible assets	2,821	2,296	23	525	505	20
As % of net sales	35%	33%
Depreciation of fixed assets and amortization of intangible assets	(475)	(467)	2	(8)	(6)	(2)
As % of net sales	(6%)	(7%)
Operating income	2,346	1,829	28	517	499	18
As % of net sales	29%	26%

(1)          Operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly-titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and SRC and depreciation and amortization provides information about the operational performance excluding the effect of significant “one time” commercial costs (Subscriber Acquisition Costs, or “SAC”), the effect of Subscriber Retention Costs, or “SRC” and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth or in a highly competitive market, as is currently the case in Argentina, and as such, provides investors with meaningful information concerning development of the wireless business. See Note 13 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC and SRC charges, each as shown in the table above.

(2)          The components of wireless SAC and SRC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2009	2008	Total Change		Argentina	Paraguay
	(P$ millions)%				(P$ millions)
Handset net sales	802	720	11	82	84	(2)
Cost of handsets	(1,091)	(988)	10	(103)	(104)	1
Gross loss on handset sales	(289)	(268)	8	(21)	(20)	(1)
Advertising	(242)	(251)	(4)	9	8	1
Agent’s commissions	(562)	(493)	14	(69)	(70)	1
Total SAC and SRC	(1,093)	(1,012)	8	(81)	(82)	1

In 2009, our operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$3,914 million representing an increase of 18% from P$3,308 million in 2008. It represents 49% of total segment net sales in 2009, and 48% of total segment net sales in 2008. The increase was mainly due to a 17% increase in service revenues, partially offset by a higher level of operating costs, including a 23% increase in salaries and social security costs, a 20% increase in maintenance, materials and supplies, a 22% increase in taxes and a 31% increase in fees for services.

The following table shows our operating income from the Wireless reportable segment in 2008 and 2007, the percentage of net sales in each year and changes between years and by geographic area.

	Year Ended December 31,				Change by geographic area
	2008	2007	Total Change		Argentina	Paraguay
	(P$ millions / %)%				(P$ millions)
Operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets (non-GAAP)(1)	3,308	2,825	17	483	533	(50)
As % of net sales	48%	49%
SAC and SRC (non-GAAP)(2)	(1,012)	(959)	6	(53)	(64)	11
As % of net sales	(15%)	(17%)
Operating income before depreciation of fixed assets and amortization of intangible assets	2,296	1,866	23	430	469	(39)
As % of net sales	33%	32%
Depreciation of fixed assets and amortization of intangible assets	(467)	(588)	(21)	121	135	(14)
As % of net sales	(7%)	(10%)
Operating income	1,829	1,278	43	551	604	(53)
As % of net sales	26%	22%

(1)      Operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets is not a measure calculated in accordance with Argentine GAAP or US GAAP and, therefore, should not be considered as an alternative to operating income or any other measure of performance under Argentine GAAP or US GAAP. This measure may not be calculated in the same manner as similarly-titled measures used by other companies. In addition to the GAAP measure operating income, management uses this non-GAAP measure to assess operating results. Operating income before SAC and SRC and depreciation and amortization provides information about the operational performance excluding the effect of significant “one time” commercial costs (SAC), plus the effect of SRC and the effect of non-cash depreciation and amortization charges (i.e. amortization and depreciation of fixed and intangible assets). Management believes that this measure is especially relevant in assessing segment performance during periods of significant subscriber growth or in a highly competitive market as is currently the case in Argentina, and as such provides investors with meaningful information concerning development of the wireless business. See Note 13 to our Consolidated Financial Statements for more information regarding segment performance. This measure is reconciled to the GAAP measure operating income by adding back depreciation and amortization charges and wireless SAC and SRC charges, each as shown in the table above.

(2)          The components of wireless SAC and SRC that arise from the accounting records are as follows:

	Year Ended December 31,				Change by geographic area
	2008	2007	Total Change		Argentina	Paraguay
	(P$ millions)%				(P$ millions)
Handset net sales	720	590	22	130	129	1
Cost of handsets	(988)	(875)	13	(113)	(111)	(2)
Gross loss on handset sales	(268)	(285)	(6)	17	18	(1)
Advertising	(251)	(217)	16	(34)	(29)	(5)
Agent’s commissions	(493)	(457)	8	(36)	(53)	17
Total SAC and SRC	(1,012)	(959)	6	(53)	(64)	11

In 2008, our operating income before SAC and SRC and depreciation of fixed assets and amortization of intangible assets from the Wireless reportable segment was P$3,308 million representing an increase of 17% from P$2,825 million in 2007. It represents 48% of total segment net sales in 2008, and 49% of total segment net sales in 2007. The increase was mainly due to a 20% increase in service revenues, partially offset by a higher level of operating costs, including a 32% increase in salaries and social security costs, a 18% increase in maintenance, materials and supplies, a 30% increase in taxes, a 24% increase in cost of TLRD and roaming, a 31% increase in fees for services and a 27% increase in other operating expenses.

Financial Results, Net

During 2009, the Wireless reportable segment recorded a net financial loss of P$157 million compared to a net financial loss of P$99 million in 2008. The increase in net financial loss was mainly attributed to higher losses in the amount of P$52 million arising from net currency exchange differences and derivative financial instruments and to P$11 million of holding losses on inventories and other financial results, partially offset by an increase of P$9 million in interest income.

During 2008, the Wireless reportable segment recorded a net financial loss of P$99 million compared to a net financial loss of P$179 million in 2007. The decrease in net financial loss can be mainly attributed to P$61 million in lower holding losses on inventories and a P$30 million reduction in interest expense, partially offset by P$20 million higher losses in net currency exchange differences.

Other, Net

Main variations of Other, Net are related to Gain on equity investees and Other expenses, net.

Gain on equity investees

In 2009, Núcleo underwent a voluntary capital reduction which yielded a reimbursement of capital to its shareholders. As a result, the Company recorded a P$13 million foreign currency translation adjustment realized as a result of the capital reimbursement by Núcleo.

Other Expenses, Net

Other expenses, net include severance payments for termination benefits, provisions for lawsuits and other contingencies and income from sales of fixed assets. During 2009, other expenses, net increased by 45% to P$81 million from P$56 million in 2008. This increase was primarily a result of increased charges for lawsuits and other contingencies of P$10 million and increases in the allowance for obsolescence of materials and other assets totaling P$14 million.

During 2008, other expenses, net increased by 51% to P$56 million from P$37 million in 2007. The increase was mainly due to higher provisions for lawsuits and other contingencies in the amount of P$17 million and increases in the allowance for obsolescence of materials and other assets totaling P$7 million.

Income Tax

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2009, 2008 and 2007—Income Tax”).

During 2009, our Wireless reportable segment recorded an income tax expense of P$526 million compared to P$392 million in 2008 and P$232 million in 2007. The income tax expense in 2009 was mainly attributable to the provision for current income tax amounting to P$517 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal vs. accounting criteria amounting to P$7 million and P$2 million increase in the allowance for net deferred tax assets.

In fiscal year 2008, tax profits generated in this reportable segment gave rise to tax liabilities. This tax liability was offset against a tax credit for minimum presumed income and other withholdings. With respect to the deferred tax, in 2008, a benefit was generated as a result of the reduction of the deferred tax liability on fixed assets and its adjustment for inflation, and the higher credit on the deduction of bad debts and lawsuits and other contingencies. The total deferred tax benefit in the Wireless reportable segment was P$5 million in 2008 as compared to P$88 million expense in 2007.

In 2007, Telecom Personal generated enough profit to offset the entire tax loss carryforwards accumulated at the beginning of the year, resulting in a tax liability which was offset against a tax credit for minimum presumed income and other withholdings. Additionally, Telecom Personal established a P$11 million valuation allowance during 2007 for certain deferred tax assets.

In 2007 and 2008, Núcleo reported a tax profit and the charge was increased by the overcharge originated from the payment of dividends to shareholders.

Net Income

During 2009, our Wireless reportable segment reported net income of P$1,580 million as compared to P$1,270 million during 2008 and to P$807 million during 2007. The increase in net income in each year was mainly due to higher operating income in the year offset by higher financial loss and income tax expense, as explained above.

Foreign Currency Fluctuations

Exchange Rate Exposure

We estimate, based on the composition of our balance sheet as of December 31, 2009, that each P$0.10 variation in the exchange rate against the U.S. dollar and proportional variations for the guaraní and Uruguayan peso against the Argentine peso, plus or minus, would result in a variation of approximately P$10 million of our consolidated financial indebtedness and approximately P$12 million of our consolidated financial investment. These analyses are based on the assumption that the Argentine peso fluctuated against all other currencies at the same time. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

US GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of US GAAP would have affected the determination of amounts shown as net income for the years ended December 31, 2009, 2008 and 2007 and the amount of total equity as of December 31, 2009, 2008 and 2007. For more details see Note 15 to our Consolidated Financial Statements.

As of and for the year ended December 31, 2009, the principal differences between Argentine GAAP and US GAAP are the following:

•                  the accounting for capitalization of foreign currency exchange differences;

•                  the presentation of noncontrolling interest within total equity and net income;

•                  other adjustments such as inventories, present-value accounting, fixed assets held for sale and the adjustment for foreign currency translation realized as a result of the reimbursement due to Núcleo’s voluntary capital reduction; and

•                  the tax effects on US GAAP adjustments described above, as applicable.

In addition, certain other disclosures required under US GAAP have been included in the US GAAP reconciliation. See Note 15 to our Consolidated Financial Statements.

Net income under Argentine GAAP for the years ended December 31, 2009 and 2008 was P$1,405 million and P$961 million, respectively, as compared to a net income of P$1,241 million and P$1,121 million, respectively, under US GAAP. Total shareholders’ equity under Argentine GAAP as of December 31, 2009 was P$5,436 million, as compared to total equity of P$5,475 million under US GAAP.

Additionally, net income under Argentine GAAP for the years ended December 31, 2008 and 2007 was P$961 million and P$884 million, respectively, as compared to a net income of P$1,121 million and P$1,169 million, respectively, under US GAAP. Total shareholders’ equity under Argentine GAAP as of December 31, 2008 was P$4,020 million as compared to total equity of P$4,214 million under US GAAP.

Recently Issued US GAAP Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13 (ASU 2009-13). The objective of this update is to address amendments to the accounting for multiple-deliverable arrangements. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently analyzing the impact that the adoption of the ASU will have on the Company’s financial position and its results of operations.

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which modifies ASC 820-10 requiring new disclosures for assets and liabilities that are measured at fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosures in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently analyzing the impact that the adoption of the ASU will have on the Company’s financial position and its results of operations.

Liquidity and Capital Resources

Sources and Uses of Funds

Historically, our sources of liquidity have been cash flows from operations and short and long-term borrowings. However, our limited financing alternatives were curtailed after December 2001 when the Argentine government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001, our ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine government’s imposition of transfer restrictions on payments of foreign financial obligations.

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

As discussed below under “—Debt Obligations and Debt Service Requirements,” Telecom Argentina completed its debt restructuring in August 2005, while Telecom Personal completed its debt restructuring in November 2004. Subsequently, Telecom Personal refinanced its financial indebtedness in December 2005 in order to secure more favorable terms.  Since completing its debt restructuring, the Company has significantly reduced its consolidated financial indebtedness by applying cash generated from operations to make mandatory and voluntary principal prepayments on its outstanding indebtedness.  On October 15, 2009 Telecom Argentina fully paid its remaining financial debt issued in connection with the 2005 restructuring.

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations and the dividends that Telecom Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures and dividend payments. Telecom Argentina expects working capital and funds generated from operations to be sufficient for its present requirements.  For information on the dividend paid by Telecom Personal and Telecom Argentina during 2010 see “Item 4—Information on the Company—Introduction—Recent Developments.”

On the other hand, we expect that the principal source of Telecom Personal’s liquidity in the near term will be cash flows from Telecom Personal’s operations. Telecom Personal’s principal uses of cash flows are expected to be for debt service requirements, capital expenditures and dividend payments to Telecom Argentina.

As of December 31, 2009, we had approximately P$1,273 million in cash and cash equivalents. As of December 31, 2008 and 2007, cash and cash equivalents amounted to P$902 million and P$458 million, respectively.

During 2009, our consolidated net cash flow from operating activities was approximately P$3,288 million, our consolidated net cash flow used in investing activities was approximately P$1,231 million and our consolidated net cash flow used in financial activities was approximately P$1,686 million. During 2008, our consolidated net cash flow from operating activities was approximately P$3,319 million, our consolidated net cash flow used in investing activities was approximately P$1,317 million and our consolidated net cash flow used in financial activities was approximately P$1,558 million. During 2007, our consolidated net cash flow provided by operating activities from continuing operations was approximately P$2,946 million, our consolidated net cash flow used in investing activities from continuing operations was approximately P$1,755 million and our consolidated cash flow used in financial activities from continuing operations was approximately P$1,576 million. Additionally, in 2007, the cash flow provided by investing activities from discontinued operations was P$182 million.

Voice, Data and Internet reportable segment. As of December 31, 2009, the Voice, Data and Internet reportable segment had approximately P$579 million in cash and cash equivalents.

During 2009, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,607 million, its net cash flow used in investing activities was approximately P$584 million and P$796 million net cash flow was used in financial activities. During 2008, the Voice, Data and Internet reportable segment’s net cash flow from operating activities was approximately P$1,781 million, its net cash flow used in investing activities was approximately P$577 million and P$1,075 million of net cash flow was used in financial activities. During 2007, the Voice, Data and Internet reportable segment’s net cash flow provided by operating activities from continuing operations was approximately P$1,738 million, its net cash flow used in investing activities from continuing operations was approximately P$1,111 million and P$1,071 million of net cash flow from operating activities was used in financial activities. Additionally, in 2007, the cash flow provided by investing activities from discontinued operations was P$182 million.

The operating activities of the Voice, Data and Internet reportable segment generated approximately P$174 million less in net cash flow for 2009 compared to 2008 mainly due to higher salaries and social security payments, higher payments for the acquisition of goods and services and lower collections of settlements of non-deliverable forward contracts, partially offset by higher collection of accounts receivable. Net cash flow used in investing activities increased slightly from P$577 million in 2008 to P$584 million in 2009 primarily due to an increase in acquisition of fixed assets and intangible assets and a reduction in the cash flows generated by investments not considered cash and cash equivalents, partially offset by P$97 million used for the acquisition of Cubecorp in 2008. During 2009, net cash flow used in financing activities decreased by P$279 million as compared to 2008 mainly due to an increase in the amount of Telecom Personal’s dividend payment, partially offset by higher debt payments.

The operating activities of the Voice, Data and Internet reportable segment generated approximately P$43 million more in net cash flow for 2008 compared to 2007 mainly due to higher collection of receivables resulting from increased net sales. Net cash flow used in investing activities decreased from P$1,111 million in 2007 to P$577 million in 2008 primarily due to a reduction in investments not considered as cash and cash equivalents partially offset by an increase in acquisitions of fixed assets and intangible assets and the acquisition of Cubecorp. During 2008, net cash flow used in financing activities remained approximately the same as net cash flow used in financing activities in 2007.

Wireless reportable segment. As of December 31, 2009, the Wireless reportable segment had approximately P$694 million in cash and cash equivalents.

During 2009, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,681 million, net cash flow used in investing activities was approximately P$647 million and net cash flow used in financing activities was P$890 million. During 2008, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,538 million, net cash flow used in investing activities was approximately P$740 million and net cash flow used in financing activities was P$483 million. During 2007, the Wireless reportable segment’s net cash flow from operating activities was approximately P$1,208 million, its net cash flow used in investing activities was approximately P$644 million and its net cash flow used in financing activities was approximately P$505 million.

During 2009, net cash inflow from operating activities increased by P$143 million from 2008. The increase was mainly due to higher collection of accounts receivable, partially offset by higher payments for the acquisition of goods and services and higher income tax payments. Net cash flow used in investing activities decreased by P$93 million from 2008. The decrease was mainly due to a decrease in the acquisition of fixed assets and intangible assets. During 2009, net cash flow used in financing activities increased by P$407 million as compared to 2008, mainly due to higher dividend payments to Telecom Argentina and higher debt payments, partially offset by increased borrowing.

During 2008, net cash inflow from operating activities increased by P$330 million from 2007. The increase was mainly due to the higher cash collections of receivables resulting from increased net sales. Net cash flow used in investing activities increased by P$96 million from 2007. The increase was mainly due to higher payments for the acquisition of fixed assets and intangible assets in 2008 compared to 2007. During 2008, net cash flow used in financing activities decreased by P$22 million as compared to 2007 mainly due to Telecom Personal’s lower debt payment, partially offset by higher dividend payments to Telecom Argentina.

Debt Obligations and Debt Service Requirements

Telecom Argentina

Series A and B Notes Issued Pursuant to the APE. In August 2005, Telecom Argentina completed the restructuring of its outstanding financial indebtedness on a stand-alone basis by issuing debt with new payment terms and by paying cash consideration and making cash interest payments.  In connection with its restructuring, Telecom Argentina issued Series A notes denominated in pesos, dollars, euro and yen having an original aggregate principal amount equivalent to P$2,576 million (US$885 million), and issued US$999 million of Series B Notes.

On October 15, 2009 Telecom Argentina paid off the remaining portion of its outstanding debt under the APE Notes together with accrued interest for a total amount of P$1,442 million. This payment was made five years in advance of the repayment schedule originally established with Telecom Argentina’s creditors. Under the terms and conditions of such Notes, Telecom Argentina was allowed to prepay the Notes at any time.

Non-Deliverable Forward (“NDF”) Contracts to Purchase US Dollars at Fixed Rates

During 2009, Telecom Personal entered into several NDF contracts under Argentine legislation to purchase U.S. Dollars at a fixed rate in order to hedge its exposure to foreign currency fluctuations with respect to its U.S. dollar-denominated financial debt.  The contracts were to purchase a total amount of US$25.2 million for a fixed forward average price of 4.384 P$/U.S. dollar maturing in June and December 2010 and to purchase a total amount of US$90.0 million for a fixed forward average price of 4.344 P$/U.S. dollar maturing in December 2010. Since the principal terms (amounts and due dates) of the NDF were substantially similar to the terms of the foreign currency-denominated obligations, these hedges were regarded as effective cash flow hedges.

Similarly, during 2009, Telecom Personal entered into several NDF contracts amounting to US$23.5 million, maturing between September 2009 and August 2010, in order to hedge its exposure to exchange rate fluctuations in connection with U.S. dollar-denominated accounts payable.  However, since the terms of these NDF contracts did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these NDF contracts until the cancellation date are recognized as a gain (loss) in the item line “Financial results, net”. As of December 31, 2009, US$8.5 million of such contracts were outstanding, maturing between July and August 2010.

During January 2010, under its hedging policy, Telecom Personal entered into several NDF contracts to purchase US dollars at fixed rates amounting to US$72 million. Telecom Personal entered into these contracts in order to hedge its exposure to U.S. dollar fluctuations with respect to its financial debt which matures in December 2010. Telecom Personal designated these NDF contracts as effective cash flow hedges.

Also, during January 2010, Telecom Personal entered into several NDF contracts amounting to US$30.2 million (maturing January through December 2010), in order to hedge its exposure to U.S. dollar fluctuations related to the acquisition of  licenses and hardware and software service contracts requiring payments in U.S. dollars. At inception, Telecom Personal designated these NDF contracts as effective cash flow hedges. Subsequently, Telecom Personal decided to pay the hedge transaction in advance and, as a result, the NDF contracts were no longer designated as effective cash flow hedges. The net derivative equity loss was reclassified into earnings.

Indebtedness of Subsidiaries

Telecom Personal. Telecom Argentina’s 99.99% owned subsidiary, Telecom Personal, originally restructured its outstanding financial indebtedness, including intercompany obligations, in November 2004, pursuant to an out-of-court restructuring agreement approved by 100% of the affected creditors. On December 22, 2005, Telecom Personal concluded the refinancing of all of its debt instruments issued pursuant to its November 2004 financial restructuring. The main objective of the refinancing was to improve its debt profile by modifying its interest rates and eliminating certain restrictive covenants. In particular, Telecom Personal’s new indebtedness contains standard market conditions and covenants but does not restrict Telecom Personal’s ability to make capital expenditures.

As of December 31, 2009, Telecom Personal’s stand-alone financial indebtedness comprised approximately US$180 million aggregate principal amount of Series 3 Medium Term Notes due in December 2010. The Series 3 notes are issued in dollars, bear interest at 9.25% and pay interest semi-annually. In 2009 and in the first quarter of 2010, Telecom Personal purchased, respectively, US$19.5 million and US$5.85 million aggregate principal amount of Series 3 notes in market purchase transactions, which were subsequently cancelled according to the terms and conditions of the related indenture.

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

Núcleo. As of December 31, 2009, Núcleo’s outstanding debt amounted to an equivalent amount of US$34 million.  Additional information is set forth in Note 8.3.b) to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Telecom Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance and its debt service commitments and receipt of dividends, if any, from its subsidiaries, if any.

Telecom Personal’s notes limit its ability to incur indebtedness, except for certain permitted indebtedness, unless it meets a ratio of outstanding indebtedness to consolidated EBITDA (as defined in the notes), or “indebtedness ratio” of 3.00 to 1 or less. As of December 31, 2009, Telecom Personal was qualified to incur additional indebtedness under this ratio.

In addition, the terms and conditions of Nortel’s Class A and Class B Preferred Shares contain covenants which require Nortel to restrict Telecom Argentina’s ability to borrow if the ratio of Telecom Argentina’s total liabilities (as calculated pursuant to Section 9 of the terms and conditions of Nortel’s Class A and Class B Preferred Shares) to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Class A and Class B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel.  From March 2002 until December 31, 2006, Telecom Argentina’s ratio of total liabilities to shareholders’ equity exceeded the limit and Nortel’s preferred shareholders acquired the voting rights.

We expect that our cash flow from operations will be sufficient to permit Telecom Argentina and its subsidiaries to satisfy their respective debt service commitments and other cash requirements in the near to medium term. We also expect that Telecom Personal’s cash flow from operations will be sufficient to enable Telecom Personal to satisfy its ongoing debt service commitments and other cash requirements in the near to medium term.  However, Telecom Personal may use short-term funding to cover occasional negative operational cash flows.

Our ability to generate sufficient cash from our operations in order to satisfy our debt service obligations and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars; rates of inflation; the achievement of ultimate tariff adjustments for basic charges, measured service charges and other rates for our services relative to inflation and growth in Argentine real gross domestic product. These factors are not within our control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those describe in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

As of December 31, 2009, the Company reported positive retained earnings amounting to P$1,405 million. Before the Company may pay any dividend it must first reconstitute the legal reserve which was absorbed on April 27, 2006 (P$277 million).

At Telecom Argentina’s shareholders’ meeting held on April 28, 2010, the shareholders approved the allocation of Company retained earnings, which included an amount to fully reconstitute the Company’s legal reserve and a cash dividend distribution in the amount of P$1,053 million. The payment of the cash dividend was scheduled to be made in two installments—the first in the amount of P$689 million was paid on May 5, 2010, and a second installment in the amount of P$364 million is scheduled for December 20, 2010.

As of December 31, 2009, Telecom Argentina and its consolidated subsidiaries had approximately P$1,273 million in cash and cash equivalents. Of this amount, approximately P$578 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$34 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables” on our balance sheet.

Capital Expenditures

We estimate that our capital expenditures will be approximately P$2.2 to P$2.4 billion for 2010 (including materials). We expect that Telecom Argentina will invest primarily to sustain the growth in broadband services, to continue developing the NGN, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Telecom Personal, the expansion of its network infrastructure will continue, and special effort will be made to extend 3G technology coverage and bandwidth for mobile data transmission. See “Item 3—Key Information—Risk Factors—We operate in a competitive environment which may result in a reduction of our market share in the future.” We expect to finance our capital expenditures through cash generated through operations; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials has increased in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate).

Related Party Transactions

During 2009, we have entered into certain transactions with our indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates ranged from 2% to 6.5% for the years ended December 31, 2009, 2008 and 2007.

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

Dividends of cash, property or capital stock of Telecom Argentina are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, under Argentine Income Tax Law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law, shall have to withhold a 35% tax from such excess. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

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

Thin Capitalization Rules

Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2009, 2008 and 2007, Telecom’s deduction of interest expenses was not limited because Telecom was able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for 2007 for Telecom Argentina.

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

During 2009, 2008 and 2007, we charged to our income statement P$107 million, P$88 million and P$73 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized us to increase the Basic telephone services rates by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for the Company for P$23 million which was recorded under “Other receivables” during 2007. That receivable can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rate Regulations—Tax on deposit to and withdrawals from bank accounts (“IDC”).”

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2009, was approximately P$21 million and an allowance was recorded for such amount.  Whenever applicable, a tax on personal property of approximately P$5 million paid on behalf of Telecom Argentina’s shareholders for the year 2009, was deducted from the first installment of the cash dividend payment made to shareholders in May of 2010.

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

Congress passed law N° 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning December 1, 2009.

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. The Universal Service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues. See “Item 4—Information on the Company—Regulatory Framework—Decree No. 764/00.”

See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Decree No. 764/00.”

Research and Development, Patents and Licenses, etc.

None.

Trend Information

In 2009, Telecom strengthened its position in each of its business segments. In particular, we highlight the following:

•                  The Telecom Group expanded its customer base to 4.4 million fixed lines in service, 1.3 million Internet customers and 16.3 million wireless subscribers. As a result, our consolidated net sales increased by 15% and reached P$12,226 million.

•                  Capital expenditures rose by 8% from the previous year, totaling P$1,821 million in 2009,  equivalent to 15% of consolidated net sales.  These investments were allocated equally among the fixed and wireless segments.

•                  The Telecom Group experienced improvements in its operating and net income and improved in key performance metrics.  For the first time since fiscal year 2002, Telecom Argentina is able to resume distributing dividends to shareholders. On a financial level, an increase in working capital allowed the Company to make a larger income tax payment of P$448 million as compared to 2008, make significant investments in fixed assets, and cancel Telecom Argentina’s net financial debt issued pursuant to the APE. The Telecom Group reported consolidated net financial assets (comprising cash and banks, current and non-current investments, current and non-current financial debt and derivatives) of P$469 million as of December 31, 2009 (as compared to a net financial liability of P$903 million as of December 31, 2008).

•                  Telecom’s market capitalization was US$3,311 million as of December 31, 2009 based on the price of its stock listed on the NYSE, representing a 121% increase from December 31, 2008.

•                  Regarding the provision of services, the Telecom Group companies have launched offerings of message packages and wireless broadband.

•                  Despite the effects of the international financial crisis on Argentina, our customers’ consumption continued at a similar level as compared to the previous year and even increased in the case of some products.  The consequences of the economic slowdown are reflected in the levels of collection of receivables.  Bad debt expense rose 96%, though it represents only 1% of consolidated net sales.

•                  These elements provide the Telecom Group companies with a strong base which, coupled with adequate management measures, are expected to lead Telecom to a promising 2010.

Cash from operating activities allowed the Company to increase capital expenditures and to reach, for the first time in the Group history, a net financial asset position.  In 2010, we intend to increase our customer base and sales revenues in all business segments through major investments in our network focused on providing improved services to our customers.

The growth prospects for fixed line services will continue in line with the evolution experienced in recent years as a result of the market maturity and international industry trends. We continue to have great expectations for growth in the broadband business and are concentrating on seizing market opportunities to increase both individual and corporate customers. We believe that our complete offering of fixed, mobile and data services and data center services will facilitate our ability to become a strategic provider of telecommunications and related services to corporate customers.

In the Voice, Data and Internet segment, the implementation of the Letter of Understanding executed with the National Government on March 6, 2006 is still pending.  Additionally, the rate adjustment for regulated services, which would allow Telecom Argentina to introduce the technological innovations required in the national infrastructure, has also yet to be implemented.  Another issue pending in the regulatory authority’s agenda is the implementation of the Universal Service Fund to offset incumbent operators for losses incurred in services rendered since 2001 and which would give access to basic services to low-income individuals and those in areas not currently covered by fixed and mobile telecommunication services.

The wireless customer base is expected to continue expanding in 2010, albeit at more moderate rates than those of recent years. The Company will seek to obtain high-value customers and encourage consumption by launching new products and services. In this manner, the Company aims to achieve brand loyalty and position Telecom Personal as the preferred brand in the Argentine mobile industry.  Value Added Services are expected to continue to be one of the key sources of sales growth (in 2009, Value Added Services accounted for about 34% of Telecom Personal service revenues). We also expect that our wireless Internet services will drive growth of the wireless business, since the deployment of the third generation network will increase data transmission speeds and the number of locations where services can be provided.

To provide customers with newer and better services, the Telecom Group will implement investment plans that are expected to require expenditures of approximately P$2.2 to P$2.4 billion for 2010 (including materials).  Telecom Argentina’s investments will focus on growth of Broadband, development of our new generation network (NGN), provision of infrastructure to mobile operators and streamlining of commercial and customer service systems. Telecom Personal will enhance its network infrastructure by expanding coverage of its 3G technology and bandwidth for mobile data transmissions.

We believe that the Telecom Group’s financial position is strong, particularly since we expect that all financial commitments for 2010 will be paid from the Company’s operating cash flows.

The strategy implemented by the Company’s management and described in this Annual Report sets forth the basic standards that management believes will enable the Telecom Group to reach its objectives of improving quality in service, strengthening its market position and increasing operating efficiency to meet the growing demands of the dynamic telecommunication market in which it operates.

The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2009 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine pesos)
Debt obligations (1)	833	61	—	—	894
Operating lease obligations	95	82	14	4	195
Purchase obligations	858	28	14	93	993
Other long-term liabilities (2)	51	106	51	112	320
Total	1,837	277	79	209	2,402

(1)          Includes P$73 million of future interest.

(2)          Includes special termination benefits, retirement benefits, asset retirement obligations, court fees and other long-term payables.

Off-Balance Sheet Arrangements

None.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual report, for forward-looking statement safe harbor provisions.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of the Telecom Group is vested in the Board of Directors. Telecom Argentina’s bylaws provide for a Board of Directors consisting of no fewer than three and no more than nine directors and up to the same or a lower number of alternate directors. Telecom Argentina currently has six directors and six alternate directors. Three of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Two of the directors and one of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws the Board of Directors has all of the required authority to administer the corporation, including those for which the law requires special powers. The Board operates with a quorum of the absolute majority of its members and resolves issues by simple majority of votes present. According to Telecom Argentina’s bylaws, the Chairman has a double vote in the case of a tie. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, Nortel, Sofora, the Telecom Italia Group or the W de Argentina—Inversiones. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve renewable one-fiscal-year terms.

Because a majority of shares are owned by Nortel, Nortel as a practical matter may have the ability to elect the majority of directors and alternate directors. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

Telecom Argentina’s annual shareholders’ meetings called for April 28, 2009 and September 9, 2009 were suspended by certain legal proceedings.  In addition, on April 20, 2010 a precautionary measure was issued ordering the suspension of the election of directors and alternate directors for fiscal year 2010 at Telecom Argentina’s annual shareholders’ meeting held on April 28, 2010.  As a result, as of the date of this Annual Report, the members and alternate members of Telecom Argentina’s Board of Directors appointed at the annual shareholders’ meeting of April 29, 2008 continue to hold their positions.

Furthermore, in August 2009 an Argentine court provisionally suspended members of the Board of Directors of Sofora, Nortel, Telecom Argentina and Telecom Personal appointed at the request of Telecom Italia S.p.A. and/or Telecom Italia International N.V from exercising their respective duties until a final ruling is issued in the underlying proceeding. This suspension prohibits such directors from participating, deliberating and voting at meetings of the Board of Directors, though it does not suspend their right to information, the exercise of their duties as Audit Committee members or their right to attend Steering Committee meetings.  This order was not enforced until March 2010, upon issuance of a new resolution by said Argentine court.

Regarding legal and administrative proceedings affecting shareholders’ meetings, meetings of the Board of Directors of Telecom Argentina, as well as other corporate governance matters, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings.”

See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists the directors and alternate directors of Telecom Argentina as of December 31, 2009 and as of the date of this Annual Report.

Name	Position	Date Director became a Member of the Board
Enrique Garrido***	Chairman of the Board of Directors	April 27, 2007
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Jorge Luis Pérez Alati***	Director	August 5, 2008*
Domingo Jorge Messuti***	Director	April 29, 2008
Esteban Gabriel Macek	Director	April 27, 2007
Jorge Alberto Firpo***	Director	August 10, 2005
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Adrián Werthein	Alternate Director	December 19, 2003
Gustavo Enrique Garrido***	Alternate Director	April 27, 2007
Francesco Armato***	Alternate Director	August 5, 2008**
Esteban Pedro Villar***	Alternate Director	April 29, 2008
Luis Miguel Incera***	Alternate Director	April 29, 2008

*                 Appointed as an alternate director at the annual shareholders’ meeting held April 29, 2008. He became a director on August 5, 2008, replacing Mr. Franco Bertone, who resigned due to his appointment as General Director of Operations.

**          Appointed by the Supervisory Committee pursuant to Article 258, 2nd paragraph of the Law of Commercial Associations.

*** Suspended, as of the date of this Annual Report, from exercising their duties as members of the Board of Directors under the terms of a precautionary measure issued by the National Court of First Instance for Federal Administrative, Litigious Matters N° 6 on August 26, 2009, executed in March 2010. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings.”

Enrique Garrido is a lawyer. He served as a director of Telecom Argentina during fiscal year 2007 and was elected Chairman of the Board of Directors of Telecom Argentina on April 29, 2008.  He is an active member of the Supervisory Committees of Aeropuertos Argentina 2000 S.A. and La Estrella S.A. Compañía de Seguros de Retiro and an alternate member of the Supervisory Committee of Kubic S.A. He is the father of Gustavo Enrique Garrido. He was born on June 7, 1937.

Gerardo Werthein is a veterinarian. He is also a director of Sofora and Telecom Personal. He is Chairman of Holding W-S de Inversiones S.A., Caja de Seguros S.A., La Caja de Seguros de Retiro S.A., Instituto del Seguro de Misiones S.A., Le Mer S.A. and Haras El Capricho S.A. He is Vice Chairman of La Caja Aseguradora de Riesgos de Trabajo ART S.A., W de Inversiones S.A and La Estrella S.A. Compañia de Seguros de Retiro. He is a director of Gregorio, Numo y Noel Werthein S.A., Los W S.A.,  and Caja de Ahorro y Seguro S.A. He is a distant cousin of Adrián Werthein. He was born on December 3, 1955.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of the Board of Directors of Telecom Personal, In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Nogal Central S.A., Pilar del Este S.A., Alpe S.A.C.I.F.I.A. and Solcan S.A. He is Vice Chairman of Puig Argentina S.A., Lan Argentina S.A. and Inversora Cordillera S.A. He is a director of Telecom Argentina, Sofora, Aluflex S.A., CMPC Inversiones de Argentina S.A., Comercial e Inversiones Coiron S.A., Corandes S.A., Cork Supply Argentina S.A., Fabi Bolsas Industriales S.A., Honda Motor de Argentina S.A., Inversiones Los Andes S.A., Ivax Argentina S.A., Media Planning S.A., Motorola Argentina S.A., Naschel S.A., World Management Advisors Argentina S.A. and LDC Argentina S.A. and an alternate director of Arbumasa S.A., Bodegas Caro S.A., Cerámica San Lorenzo I.C.S.A., Proximia Havas Argentina S.A., Sociedad Alpe S.A., Salfa Construcciones Trasandinas S.A., Havas Sports Argentina S.A., Marina Holding S.A. and Navieras Americanas, S.A. He is a member of the Supervisory Committees of América Latina Tecnología S.A., Banco Santander Río S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., Santander Río Servicios S.A., Portal Universia Argentina S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Merchant S.A. and Santander Sociedad de Bolsa S.A. He was born on September 14, 1954.

Domingo Jorge Messuti holds a PhD in Economics and an MBA from Columbia University, New York, USA. He was appointed director of Telecom Argentina on April 29, 2008.  He was born on May 17, 1938.

Esteban Gabriel Macek is a public accountant. He is Chairman of Fiduciaria Internacional Argentina. He is a director of Inmobiliaria Madero S.A. He is also an alternate member of the Supervisory Committees of Visa Argentina S.A. and Prisma S.A. He was born on November 8, 1960.

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. He is Chairman of Cubecorp and a director of Sofora and Telecom Personal. He is also an alternate director of Nortel. Previously, he was head of purchases and logistics at Telecom Italia America Latina, S.A. He was born on April 17, 1954.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Micro Sistemas S.A. He is a director of Sofora, Nortel and Cubecorp and an alternate director of Telecom Personal and Núcleo. He is also an alternate director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., Instituto del Seguro de Misiones S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía de Seguros de Retiro, Ritenere S.A. and Pluria Productores de Seguros S.A. He was born on January 14, 1950.

Adrian Werthein is a public accountant. He is Vice Chairman of Sofora and Telecom Personal. He is Chairman of Caja de Ahorro y Seguro S.A., Haras El Roblecito S.A., W de Inversiones S.A. and Grupo Dracma S.A. He is also Vice Chairman of Caja de Seguros S.A., Gregorio, Numo y Noel Werthein S.A., Inversitas S.A., Las Manadas Agropecuaria S.A. and Los W S.A. He is a director of La Caja de Seguros de Retiro S.A., Instituto del Seguro de Misiones S.A. and La Estrella S.A. Cía de Seguros de Retiro. He is a distant cousin of Gerardo Werthein. He was born on January 18, 1952.

Gustavo Enrique Garrido is a lawyer. He is Chairman of Agsa Argentina S.A., Integratíon Consultoría Empresarial S.A., Salix S.A. and Yahoo S.R.L. and Vice Chairman of Bariloche Cinco S.A., Bariloche Uno S.A. and Circuito Chico Desarrollos S.A.  He is also a director of Forestal Norteña S.A., Huishang S.A., Jardin de Pilar S.A., Tann Argentina S.A., Compañía de Talentos S.A. and Stratton Argentina S.A. and a member of the Supervisory Committees of Celulosa Argentina S.A. and Jardines de Roosevelt S.A. He is a visiting professor of entrepreneurship at Universidad de San Andrés. He is the son of Enrique Garrido. He was born on October 27, 1967.

Francesco Armato is an executive. In 2009, he was appointed CEO of Telecom Italia Sparkle S.p.A and he is also head of Telecom Italia International Operations. He has been Chairman and CEO of Lan Ltd Latin American Nautilus Group since 2006.  He has been Executive Vice President of TI Sparkle Central & South America since 2002, having carried out various roles in this company since 1990.  He has been appointed Director to several subsidiaries of the Telecom Italia Group.  He was born on August 25, 1957.

Esteban Pedro Villar is a public accountant. He holds a PhD in Economics and an MBA from Columbia University, New York, USA. He is a member of the Supervisory Committees of Carboclor S.A., Petrolera del Conosur S.A., Petrouruguay S.A., Ferrosur Roca S.A., Holdtotal S.A., Reycomb S.A., Cofesur S.A., Betel S.A., Escofer S.A., Compañía Argentina de Cemento Portland S.A., and Compañía de Servicios de la Construcción S.A. Mr. Villar is an alternate member of the Supervisory Committees of Francés Administradora de Inversiones S.A., Loma Negra Sociedad Industrial Argentina S.A. and Consultatio Asset Management S.A. He was born on July 3, 1938.

Luis Miguel Incera is a lawyer. He is a member of the Advisory Committee of Alpargatas S.A.I.C. and a member of the Supervisory Committees of Alpargatas Textil S.A., Alpargatas Calzados S.A., Alpargatas Textil Exportadora S.A., Calzado Catamarca S.A., Textil Catamarca S.A., Confecciones Textiles S.A., Alpaline S.A., and Fiduciaria del Sur S.A. He is a director and Chairman of the Board of Directors of Viñas Don Martín S.A. and an alternate director of Arbumasa S.A., Telecom Personal, Telecom Argentina, Cubecorp and Sofora. He was born on March 16, 1957.

Senior Management

As of December 31, 2009, the Telecom Group’s senior management team includes the individuals listed below.  Unless otherwise noted, these individuals are members of the Telecom Group’s senior management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Franco Bertone	Chief Executive Officer (2)	March 2009
Edmundo Silvio Poggio	Director of Regulatory Affairs	May 2007
Federico Rossi (4)	Director of Wireless Telephony	April 2008
Marcelo Eugenio Villegas	Director of Human Capital	August 2008
Adrián Calaza	Chief Financial Officer	August 2009
José María Peña Fernández	Director of Procurement	October 2003
María Delia Carrera Sala	Director of General Secretary	November 2002
Carlos Augusto Zubiaur	Director of Legal Affairs	June 2005
Ricardo Luttini	Director of Internal Audit	April 2007
(3)	Director of Large Accounts and Wholesale	—
Mario Fernando Capalbo	Director of Network	March 2006
Simone Battiferri (5)	Director of Fixed Telephony	April 2007
Mariano Cornejo	Director of Communications and Media	June 2007
Guillermo Pedro Desimoni	Director of Information Services	August 2007
María Paola Levati	Director of Real Estate	August 2008

(1)          The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in the “—Directors, Senior Management and Employees—The Board of Directors” above.  The terms of office of Telecom’s Senior Management are contractual in nature.  Such contracts do not include a specified expiration date.

(2)          In March 2009, Telecom Argentina’s Board of Directors resolved to unify the position of General Director of Corporate Matters and the position of General Director of Operations into a single Chief Executive Officer position filled by Mr. Franco Bertone.

(3)          Open position as of December 31, 2009 and date of this Annual Report.

(4)          Position occupied by Guillermo O. Rivaben since May 2010.

(5)          Position occupied by Stefano Core since March 2010.

Franco Bertone is an electronic engineer. He has been Director of Operations of Telecom Italia in Argentina, Director of Shareholder Relations of Telecom Italia Latin America, CEO and Chairman of the Board of Directors of Entel (Bolivia) and Vice Chairman of Telecom Argentina. He has also served as Chairman of Nortel Inversora, Deputy Chairman of Entel (Chile) and non-executive director of Digitel (Venezuela), Tim Perú and Tim

Participações, and director of Telecom Argentina S.A. from April to August of 2008.  He is currently an alternate director of Cubecorp and Chief Executive Officer of the Telecom Group. He was born on April 9, 1952.

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

Federico Rossi is an accountant specialized in administration and finance. He has held several administrative and finance positions at STET, including Director of Financial Services. In 1995 he became Vice Chairman of Finance at TIM in Italy. During his time at TIM, he assumed responsibility for the area of International Finance and served as a member of the Board of Directors of various companies. He was also involved in the creation and launch of the Comprehensive Pension Fund for the telecommunications sector in Italy. In 2002 he became Executive Director of DIGITEL TIM in Venezuela and in August of the same year he was named Chairman and CEO. He left DIGITEL TIM at the end of 2006 and became a consultant focused on the telecommunications sector. Between April 2008 and April 2010, he was General Director of Telecom Personal. He is a director of Núcleo. He was born on March 24, 1956.

Marcelo Eugenio Villegas is a lawyer. He joined Telecom Argentina in May 2008 as the Human Capital Director. He graduated from Universidad Nacional de Buenos Aires. Previously, he worked in the human resources department of the following companies: Wal-Mart Stores (International Division) for Wal-Mart Argentina, the Cencosud group (Jumbo Retail Division) for the brands Jumbo, Disco and Vea, Hewitt & Aso (as head of talent management and organizational change), the Perez Companc group; Sade S.A., the Division of Exploration and Production of Gas and Oil in Latin America, the Suez Group, Aguas Provinciales de Santa Fe, Aguas Argentinas, Latin America Region and Ondeo de Puerto Rico Inc. He was born on March 13, 1963.

Adrián Calaza holds a degree in Business Administration from the Universidad de Belgrano and an MBA from the Universidad del CEMA.  He was appointed Telecom Argentina’s Chief Financial Officer in August 2009. Mr. Calaza joined the Telecom Italia Group in January 1999, where he held various positions such as Chief Financial Officer of Entel Bolivia, a subsidiary of the TI Group and, and as Corporate Chief Financial Officer of Telecom Italia Latam in Brazil. Mr. Calaza returned to Argentina in 2007 as Manager of the Corporate Administrative Services Department of the Telecom Group. He was born on March 8, 1967.

José María Peña Fernández is an engineer. He began working for Telecom on October 15, 2003. He was previously General Manager of Tel3 S.A. He was born on October 18, 1951.

María Delia Carrera Sala is a lawyer. She began working for Telecom in 1992. Previously, she was the Manager of Legal Affairs of Compañía Argentina de Teléfonos S.A. She is a director of  Springville S.A. She was born on August 27, 1948.

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

Mario Fernando Capalbo is a mechanical engineer. He was formerly General Manager of Pirelli Cables & Systems South America in São Paulo, Brazil. He was born on May 7, 1952.

Simone Battiferri is an electrical engineer and graduated from the University of Rome “La Sapienza.” He first joined Telecom Argentina in 2006 as the Marketing Vice Chairman and then, following the Telecom Group reorganization in 2007, became Director of Fixed Telephony. Before joining Telecom Argentina, he worked at Telecom Italia since 2001, where he served as the Marketing Vice Chairman (Datacom eBusiness Solutions Unit), Telecom Italia Web Services Marketing Director and Business Opportunity Evaluations Director (International Operations). Before joining Telecom Italia, he worked for Etnoteam for approximately six years, where he was Vice Chairman of Telecom and Media Market and Strategy. He was born in Rome on September 20, 1967.

Mariano Cornejo holds a degree in advertising. He joined Telecom in June 2007. Previously, he served for twelve years as General Manager in Marketing at La Caja de Ahorro y Seguro S.A. He was also Director of Brands for the Werthein Group for the same period. He was born on December 20, 1963.

Guillermo Pedro Desimoni holds a bachelor’s degree in systems engineering, a master’s degree in management (MBA- IAE) and has completed postgraduate studies in finance (UDESA). He joined Telecom in February 2005. He was formerly a Manager of Operations and Administration at Banco Galicia, and prior to that, a Vice Chairman at COELSA. He previously worked at Argencard, where he held the position of Manager of Technology and Systems and at Posnet, where he was General Manager. He also served as Senior Manager in Consulting at Accenture. He was born on August 20, 1960.

María Paola Levati is an accountant.  She joined Telecom in August 2008, as Director of Real Estate. She completed her studies at the Universidad Nacional de Buenos Aires.  Prior to her employment at Telecom and since 2000, Ms. Levati worked at La Caja de Ahorro y Seguro S.A. where she held several positions, the most recent of which was Manager of Administration.  Prior to 2000, she worked at several financial entities such as JPMorgan, Bank of America and Continental Illinois National Bank with responsibilities in various areas of finance. She began her career at Price Waterhouse and Co. She was born in Buenos Aires on August 15, 1962.

Guillermo O. Rivaben holds a degree in electronic engineering from Universidad de Buenos Aires and has over 19 years experience as senior manager and consultant in the Latin America telecommunications market with strong expertise in wireless services, integrated broadband corporate services, international business relationships and strategic planning. He joined Telecom Personal in 1995 as Marketing Manager and left in 2000 to launch AT&T Latinamerica in Argentina and then became Executive Vice Chairman of Regional Marketing (Brazil-Argentina). He rejoined Telecom Personal in 2004 as Executive Director of Marketing and Strategic Planning. He became Director of Wireless Telephony in May 2010.  He has international experience dealing with corporate clients, regulatory agencies, worldwide telecommunications operators and multiple technology vendors.  He is also Director of Núcleo S.A. and Vice Chairman of Springville S.A.  He was born on April 5, 1966.

Stefano Core is an economist.  He obtained his MBA from Cattolica del Sacro Cuore University. He has extensive experience in management consulting and commercial/marketing management, developed through a broad geographic spectrum (Italy, UK, Germany, Latin America, Far east) and various industries (telecommunications, automotive, durable goods). He was recently appointed as Director of Fixed Telephony at Telecom. Before joining Telecom, he worked for Telecom Italia as Marketing Vice President of the Consumer Division. Between 1998 and 2008, he worked in Value Partners Management Consulting, evaluating many European, Asian and Latin American telecommunications companies. Before joining Value Partners, he worked from 2000 to 2001 in SAPIENT & Co. as Director of the E-Business Strategy Group, where he was responsible for clients operating in telecommunications.  Between 1995 and 1997, he worked in the Corporate Finance Division of the London office of PriceWaterhouse & Coopers. He was born on December 23, 1971.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing Telecom Argentina’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the annual ordinary shareholders’ meeting. The members of the Supervisory Committee are also authorized:

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

Telecom Argentina’s annual shareholders’ meetings called for April 28, 2009 and September 9, 2009 were suspended by certain legal proceedings.  In addition, on April 20, 2010 a precautionary measure was issued ordering the suspension of the election of members and alternate members of the Supervisory Committee for fiscal year 2010 at Telecom Argentina’s annual shareholders’ meeting held on April 28, 2010.  As a result, as of the date of this Annual Report, the members and alternate members of Telecom Argentina’s Supervisory Committee appointed at the annual shareholders’ meeting of April 29, 2008 remain in their positions.

As of December 31, 2009, and as of the date of this Annual Report the members and alternate members of the Supervisory Committee are:

Name	Position	Profession
Diego Serrano Redonnet	Chairman of the Supervisory Committee	Lawyer
Gerardo Prieto	Member of the Supervisory Committee	Accountant
Jacqueline Berzón	Member of the Supervisory Committee	Lawyer
Guillermo Eduardo Quiñoa	Alternate Member of the Supervisory Committee	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee	Accountant

Diego Serrano Redonnet is a lawyer. He holds a law degree from the Argentine Catholic University and a Master of Laws from Harvard Law School.  He is a member of the Supervisory Committees of Telecom Personal, Sofora, Nortel Inversora S.A., Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., America Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He is also an alternate member of the Supervisory Committee of Cubecorp. He was born on September 18, 1966.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004.  He is also a member of the Supervisory Committees of Sofora, Nortel, Telecom Personal, Cubecorp and Micro Sistemas S.A.  He is Chairman of Campofin S.A., Polifin S.A., Pluria Productores de Seguros S.A. and Cabaña Doble G del Litoral S.A. He is a director of Standard Bank Argentina S.A., Caja de Seguros S.A., Instituto del Seguros de Misiones S.A. and  Ritenere S.A.  He is also an alternate director of La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A., Caja de Ahorro y Seguro S.A. and La Estrella S.A. Compañía de Seguros de Retiro.  He was born on March 3, 1951.

Jacqueline Berzón is a lawyer. She has been an alternate member of the Supervisory Committee of Telecom Argentina since April 2005. She was appointed as member of the Supervisory Committee on May 8, 2008. She is an alternate member of the Supervisory Committees of Telecom Personal, Sofora, Cubecorp, Bariloche Seis S.R.L. and Chairwoman of Hungry Man Argentina S.R.L. She was born on October 9, 1975.

Guillermo Eduardo Quiñoa is a lawyer. He is a director of Pilar del Este S.A., Estancia Celina S.A., Las Misiones S.A., Forestal del Río S.A. and Inversiones Los Alpes S.A. He is also an alternate director of Comercial e Inversiones Coiron S.A., Inversiones Los Andes S.A., Navieras Americanas S.A. and Fabi Bolsas Industriales S.A., member of the Supervisory Committees of Cubecorp, AGCO Argentina S.A., Calyx Siembra S.A., Calyx Tierra S.A., CMPC Inversiones de Argentina S.A., CMR Falabella S.A., Forestal Bosques Del Plata S.A. and La Papelera Del Plata S.A., and an alternate member of the Supervisory Committees of América Latina Tecnología S.A., Perevent Empresa de Servicios Eventuales S.A., Portal Universia S.A., Préstamos de Consumo S.A., Santander Merchant S.A., Santander Río Seguros S.A., Santander Río Servicios S.A., Santander Río Sociedad

de Bolsa S.A., Santander Río Trust S.A., Banco Santander Río S.A., BRS Investment S.A., Corandes S.A., Virginia Surety Compañía de Seguros S.A., Wintershall Energía S.A., Telecom Personal, Telecom Argentina, Nortel, and Sofora. He was born on October 28, 1966.

Guillermo Feldberg is a public accountant.  He has been an alternate member of the Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Telecom Personal, Micro Sistemas S.A., Cubecorp, Nortel and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Seed Capital Educación S.A., Dav Satelital S.A., Caroline Establecimientos Agropecuarios S.A., Seed Capital Comunicaciones S.A., Ineba S.A., Izzalini Trade S.A., GWF. S.A. and Pintarko S.A.  He is Vice Chairman of Doble “G” del Litoral S.A., Fundación Ineba (Instituto de Neurociencias Buenos Aires) and Cachay S.A.  He was born on February 20, 1951.

There is no family relationship between any director, alternate director, member of the Supervisory Committee or executive officer and any other director, alternate director, member of the Supervisory Committee or executive officer except for Gerardo Werthein and Adrián Werthein, who are distant cousins, and Enrique Garrido and Gustavo Enrique Garrido, who are father and son, respectively.

Compensation

The compensation for the members for the Board of Directors and the Supervisory Committee is established for each fiscal year at the annual meeting of shareholders.

The aggregate compensation paid by Telecom Argentina and its subsidiaries to the members of Telecom Argentina’s Board of Directors, the members of Telecom Argentina’s Supervisory Committee and the executive officers described under “Senior Management” above, was approximately P$23.3 million during the year ended December 31, 2009. During the year ended December 31, 2009, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

The members of the Board of Directors of Telecom Argentina received, as advanced payment for services rendered as directors during the year ended December 31, 2009, a total of P$2.1 million. The members of the Supervisory Committee of Telecom Argentina during the year ended December 31, 2009 received as advanced payment a total of P$0.5 million.

Accrued compensation for fiscal 2009 for the members of the Board of Directors and Supervisory Committee was approximately P$5.6 million and approximately P$1.0 million, respectively.

Compensation for the executive officers described under “Senior Management” above, amounted to approximately P$34.1 million during the year ended December 31, 2009 (including fixed and variable compensation, retention plan benefits, payments owed to the Operator for services provided by highly qualified personnel and, in some cases, severance payments and non-compete agreements), of which P$13.4 million remained unpaid as of December 31, 2009.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation reflects the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

During fiscal year 2009, Telecom continued the “Long Term Incentive” plan for members of Senior Management and certain higher-ranking members of management.  The plan was implemented for the purpose of creating mid/long-term value related to the Company’s success and as an element for retaining its key employees. This program covers the period from 2008 to 2010.

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

•                  evaluating and recommending the approval of the annual budget, annual strategic plan, long-term strategic plan, and the annual investment plan to the Board of Directors, and to oversee the implementation of these plans;

•                  defining guidelines for realizing financial operations;

•                  supervising the management of subsidiaries;

•                  involvement in all investment initiatives;

•                  proposing to the Board of Directors the general remuneration policy;

•                  establishing remuneration, incentives and other benefits for senior management and evaluating their performance; and

•                  ensuring that existing plans are adequate for individualization and development of highly qualified personnel and fixing guidelines for compensating, motivating and retaining highly qualified personnel.

In March 2009, the Board of Directors of Telecom Argentina resolved to dissolve the Steering Committee. However, on April 7, 2010, the Board of Directors of Telecom Argentina resolved to reestablish this committee, maintaining the same pre-dissolution structure.  See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings.”

Audit Committee

The Transparency Decree also provides that companies with publicly-listed shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. The majority of the members of the Audit Committee must be independent under CNV rules. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not qualify as an independent director if such relative were appointed as a member of the Board of Directors.

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

According to the “Normativa de Implementación del Comité de Auditoría,” (a set of guidelines for the Audit Committee filed with the CNV) in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position until the following annual shareholders meeting.

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

Telecom Argentina’s annual shareholders’ meetings called for April 28, 2009 and September 9, 2009 were suspended by certain legal proceedings.  In addition, on April 20, 2010 a precautionary measure was issued ordering the suspension of the election of directors and alternate directors for fiscal year 2010 at Telecom Argentina’s annual shareholders’ meeting held on April 28, 2010.  As a result, as of the date of this Annual Report, the members of the Audit Committee appointed at the annual shareholders’ meeting of April 29, 2008 and at the meeting of the Board of Directors of the same date remain in their positions.

Pursuant to the Argentine government’s Decree No. 677/01, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. The shareholders set a budget of P$700,000 for fiscal year 2007 and P$1,000,000 for fiscal year 2008. At Telecom Argentina’s annual shareholders’ meeting of April 28, 2010, an amount of P$271,950 was reported as allocated to cover the expenditures of the Audit Committee for 2009. In addition, for fiscal year 2010, a budget of P$750,000 was approved for Audit Committee expenditures.

Disclosure Committee

Telecom Argentina has also established a Disclosure Committee, which is responsible for monitoring the gathering, processing and submission to the CEO and CFO of consolidated financial and non-financial information that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•                  assisting the CEO and the CFO in evaluating the effectiveness of Telecom Argentina’s disclosure controls and procedures prior to the filing of Annual Reports both in Argentina and the US;

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

Employees and Labor Relations

As of December 31, 2009, our total number of employees was 15,300, of which approximately 65% belonged to unions. All management and senior positions are held by non-union employees.

Telecom Argentina and Telecom Personal have approximately 8,061 and 1,940 unionized employees, respectively. The union which has filed the largest number of claims is the Federation of Telephone Workers and Employees of Argentina (“FOETRA”) in Buenos Aires, which currently includes the Argentine Telecommunications Federation (“FATEL”), representing approximately 4,492 Telecom Argentina employees.  In 2008 FATEL was officially recognized as the union representative of its members. Telecom Personal has approximately 1,932 employees represented by the Argentine Federation of Commercial and Service Employees and 8 employees represented by the Single Argentine Federation of Travelers (“FUVA”).  The Argentine Federation of Telephone Workers and Employees (“FOEESITRA”) represents approximately 2,190 employees.  Two remaining unions, the Technical and Supervisory Telephone Personnel Federation (“FOPSTTA”) and the Telecommunications Union (“UPJET”), represent approximately 1,379 middle management employees.

In June 2009, Telecom Argentina signed agreements with all the relevant union organizations including unions within FATEL (Buenos Aires, Rosario, Santa Fé, Chaco, Luján and Tucumán), FOEESITRA, FOPSTTA and UPJET.  These agreements contemplated implemented salary increases and modifications to other labor conditions. The provisions in these agreements reflect market standards, and the related negotiations did not result in any conflict or materially affect the Group’s operations.

During 2009, negotiations continued with the Ministry of Labor, Employment and Social Security to reach a collective bargaining agreement for the telephone industry as a whole.

With respect to Telecom Personal, although its personnel covered by union agreements continues to be represented by the Argentine Federation of Commercial and Service Employees (“FAECyS”), and therefore the salary agreements entered into by this Federation apply, labor authorities continued to press for the creation of a negotiating committee that includes FOETRA Sindicato Buenos Aires and to require certain reports to be submitted to this committee in order to facilitate discussions for a union agreement. Recently, in January 2010, FOETRA Sindicato Buenos Aires obtained a ministerial resolution amending its status to include mobile telephone employees within the scope of its representation.  This resolutions will also have a similar impact on the other union organizations in the telephone industry. Telecom Personal’s position at all times has been to involve the rest of its peer cellular telephony operators in any regulatory change that might occur in working conditions, in order to avoid any regulatory asymmetry that could erode Telecom Personal’s competitive advantages and undermine the viability of its business.

Additionally, the Center for Professionals of Telecommunications Companies (“CEPETEL”) has expanded its claims against Telecom Argentina and is attempting to attract additional members from the employees not already covered by union agreements. During 2009, we managed several claims filed with administrative authorities and courts associated with the validity of the union agreement, which this union seeks to restore, and the scope of their representation.

See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings—Labor Claims” for more detail on labor claims filed against Telecom Argentina and Telecom Personal.

Employees by Reportable Segment

The table below shows the number of our employees as of December 31, 2009, 2008 and 2007 by reportable segment:

	December 31, 2009	December 31, 2008	December 31, 2007
Voice, Data and Internet	11,079	11,252	11,473
Wireless	4,221	4,109	3,919
Total	15,300	15,361	15,392

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

Share Ownership Plan

At the time of the privatization of ENTel in 1990, the Argentine government created a Share Ownership Plan, or SOP, for the employees of ENTel and CAT acquired by Telecom Argentina, Telintar, and Startel.  Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s then-outstanding shares, consisting of 98,438,098 Class C Shares, was transferred by the Argentine government to Telecom Argentina, Telintar, and Startel employees previously employed by ENTel and CAT.  This transfer was made through a general transfer agreement signed on December 29, 1992, the General Transfer Agreement. Our Class C Shares consist exclusively of shares originally sold in connection with the SOP.  According to applicable law, to be eligible to continue to participate in the SOP, the employees had to remain employed by Telecom Argentina, Telintar, and Startel. Employees who terminated their employment with Telecom Argentina, Telintar, and Startel before the deferred purchase price was fully paid were required to sell their Class C Shares to another employee under the SOP or, if no other employee was available to purchase these shares, to a guaranty and repurchase fund, (the “the Guaranty and Repurchase Fund”), at a price calculated according to a formula provided in the General Transfer Agreement.

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

As requested by the Executive Committee of the SOP, the ordinary, extraordinary and special Class C shareholders’ meetings held on April 27, 2006 approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 41,339,464 ordinary Class C Shares into an equal quantity of Class B Shares, in one or more conversions based on the determination in each case of the Banco de la Ciudad de Buenos Aires (the trustee of the SOP) of the number of Class C Shares that are eligible for conversion. Of this amount only 4,496,971 Class C Shares have been converted into Class B.

As of the date of this Annual Report, 41,418,562 Class C Shares are held by the SOP Guaranty and Repurchase Fund and are currently subject to a judicial injunction that limits conversion, while 17,205 Class C Shares are held by individual holders.

In October 2009, the liquidator of the SOP Guaranty and Repurchase Fund designated by the National Court of First Instance for Civil and Federal Commercial Matters N° 10 notified Telecom Argentina of his intention to lift the injunction which affects a portion of the shares currently held in the Guaranty and Repurchase Fund. This action would be taken in order to cancel the debt owed to certain of Telecom Argentina’s former employees for the acquisition of shares transferred to the Guaranty and Repurchase Fund.

Future conversions of Class C Shares may affect the trading price of Telecom Argentina’s shares if a large number of converted shares are sold in the public markets within a short time period. Our management expects that the conversion process will be managed to avoid disruption in the orderly trading of Telecom Argentina shares.  The liquidator of the SOP has committed to carry out the sale of the converted shares according to market best practices and taking into account the interests of all shareholders. However, the impact of the sale of the converted shares of Telecom Argentina cannot be predicted.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2009 Nortel owned all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 8.35% of the Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represented approximately 54.74% of the total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders.

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

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Shareholders of Nortel

All of Nortel’s ordinary shares are owned by Sofora. Sofora’ s shares are owned by the Telecom Italia Group (50%) and W de Argentina — Inversiones S.L. (50%).

Nortel’s capital stock is represented by ordinary shares (67.79% of the capital stock),  Preferred Class A shares (13.51% of the capital stock) and Preferred Class B shares (18.70% of the capital stock). As of the date of this Annual Report, the Preferred Class A Shares have the right to vote. The valuation of the Preferred Class A Shares, in accordance with the terms of issuance, is approximately P$1,156 million as of December 31, 2009 (P$751 million of capital and P$405 million of accrued and unpaid dividends).

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a Shareholders’ Agreement for the joint management of Sofora, Nortel, Telecom and its subsidiaries, including Telecom Personal.  See “— Shareholders’ Agreements” below.

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

W de Argentina—Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming operations, insurance and financial activities and real estate activities, as described below:

•                  Farming Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products.  The company owns more than 217,576 acres in the primary farming areas of Argentina, harvesting more than 41,375 tons of different crops and with more than 30,651 heads of cattle dedicated to meat production.  It is also involved in the manufacturing of processed fruits as well as teas and other infusions.  Most of its products are aimed to the international markets with important exports worldwide.

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

•                  Financial Activities: The Werthein Group controls Holding W-S de Inversiones S.A., which has a minority interest in Standard Bank Argentina S.A. (an argentine commercial bank), Standard Investments S.A. Sociedad Gerente de Fondos Comunes de Inversión (a mutual fund management company) and Inversora Diagonal S.A. (which provides cash and collection management services).

•                  Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real-estate related activities through its interests in other companies.

Our principal shareholders are party to a number of legal and administrative proceedings which may affect our Board of Directors, matters of corporate governance and indirect ownership in Telecom Argentina.  See “Item 8— Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”

Call options in favor of Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired, for an aggregate purchase price of US$60 million, two call options on W de Argentina — Inversiones S.L.’s entire interest in Sofora (jointly, “the Telecom Italia Options”). The Telecom Italia Options are: a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

The exercise of the Telecom Italia Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008 and SC Note 2,573/08, dated December 30, 2008) and is subject to legal proceedings described in this Annual Report.  See “Item 8—Financial Information—Legal Proceedings—Legal Proceeding Relating to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings—c. Proceedings Relating to the Telecom Italia Group’s Ownership in Sofora—i. Proceedings Relating to the Telecom Italia Options.”

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of May 31, 2010, based upon information available to us, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares. However, current holdings may be different.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0%	51.0%
Class B Ordinary Shares:
ANSES (2)	205,021,896	46.5%	5.0%
Nortel	36,832,408	8.4%	3.7%
Class C Ordinary Shares:
Fideicomiso Banco de la Ciudad de Buenos Aires	41,418,562	99.9%	4.2%

(1)          Represents percentage of total of all our ordinary shares, regardless of class.

(2)          Pursuant to Article 76(f) of Law No. 24,241, the overall voting rights of ANSES are limited to 5% of Telecom Argentina’s capital stock.

As of May 31, 2010, there were approximately 30.8 million American Depositary Shares outstanding (representing 154.1 million Class B Shares, or 34.9% of total Class B Shares outstanding). Moreover, as of that date, there were approximately 100 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 21,000 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights.

The Telecom Group is aware of two arrangements that could potentially result in a change of control of the Telecom Group: (i) the Telecom Italia Options and (ii) an order issued by the CNDC which, if carried out, would require the Telecom Italia Group to divest its direct and indirect ownership interests in Sofora.  See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to Share Ownership.”  The Telecom Group is not aware of any other arrangements that would result in a change of control of Telecom Group.

Shareholders’ Agreements

In December 2003, we were informed that a shareholders’ agreement came into effect between W de Argentina—Inversiones and Telecom Italia and Telecom Italia International, N.V., members of the Telecom Italia Group, in order to regulate their relationship as shareholders of Sofora.

In relation to Sofora, we were informed that W de Argentina—Inversiones will have the right to appoint three of six directors of Sofora’s Board, while the Telecom Italia Group will appoint the remaining three directors. Decisions will be made by a majority of the members present at each meeting of Sofora’s Board.

With respect to Nortel, we were informed that both W de Argentina—Inversiones and Telecom Italia Group will have the right to appoint two directors each out of the six directors on Nortel’s Board. W de Argentina—Inversiones and the Telecom Italia Group will jointly appoint a fifth independent director. Due to the Class A Preferred Shareholders’ voting right, as a result of Nortel’s non-payment of dividends, the sixth director of Nortel’s Board for fiscal years 2008 and 2009 was appointed at the Class A Preferred Shareholders’ meeting.

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

Regarding legal and administrative proceedings that affect shareholders’ meetings, meetings of the Board of Directors of Telecom Argentina, and other corporate governance matters, see “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings.”

Related Party Transactions

We have been involved in a number of transactions with our related parties since the Transfer Date.

Section 73 of Law No. 17,811, as amended by the Transparency Decree, provides that before a publicly-listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly-listed company must obtain approval from its Board of Directors and obtain a valuation report from its audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. For the period that Telecom Argentina’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1,020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ shareholders’ equity as contained in the latest approved financial statements, provided this amount exceeds P$300,000.

Under the terms of Telecom Personal’s financial debt, transactions with any holder of 10% or more of its Shares and/or with any affiliate (any person that, directly or indirectly, controls or is controlled by or under common control with the company) must be made with terms no less favorable than those than would be obtained in a similar transaction between independent parties. Telecom Personal has adopted measures to adequately ensure compliance with this requirement.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones and/or their respective affiliates) resulted in expenses or purchases for us of approximately P$159 million for the year ended December 31, 2009. Of that amount, P$139 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$20 million incurred with W de Argentina—Inversiones’ affiliates for insurance costs. See Note 7 to our Consolidated Financial Statements for more detail.

Among the above-mentioned expenses incurred through transactions with related parties of Sofora were payments of P$7 million in fiscal year 2009 made to Etec S.A. for international outbound calls. Etec S.A., the monopoly provider of fixed line and wireless telecommunications services in Cuba, is an affiliate of the Telecom Italia Group. The Telecom Italia Group holds, through Telecom Italia International, N.V., a 27% interest in Etec S.A. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders. In addition to its shareholding in Etec S.A., Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of Etec S.A. on alternate years, and has also agreed to provide certain technical assistance to Etec S.A. with respect to its fixed line and wireless services. We do not believe that our affiliation with Etec S.A. is material to our results of operations or financial condition.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$40 million for the year ended December 31, 2009, corresponding to payments from Telecom Italia and its affiliates of P$29 million and from W de Argentina—Inversiones of P$11 million for telecommunications services provided by Telecom. See Note 7 to our Consolidated Financial Statements for more detail.

Transactions with related parties of Sofora for the year 2009 resulted in a P$2 million gain in financial results corresponding to transactions with Telecom Italia and its affiliates and a net loss in financial results of P$6 million corresponding to transactions with W de Argentina — Inversiones.

At the beginning of 2009, Telecom Argentina and Telecom Personal entered into new technical services agreements with Telecom Italia for the term of one year.  These agreements were submitted for prior approval in accordance with the procedure established by Decree No. 677/01 for contracts with related parties. The agreements were submitted to an independent firm for evaluation and found to be “reasonable” and “in accordance with market practice in all material respects.” These technical services agreements also were submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors.  Under these agreements, Telecom Argentina and Telecom Personal incurred P$11 million and P$9 million for the year ended December 31, 2009, respectively, which are included in the total amount of expenses mentioned above.

In mid 2010, Telecom Argentina and Telecom Personal entered into new technical services agreements with Telecom Italia which expire in September 2010.  Under these agreements, Telecom Argentina and Telecom Personal will incur costs of €1.0 million and €0.6 million, respectively, for the duration of the contract.

As of December 31, 2009, we had no loans outstanding to executive officers of Telecom Argentina.

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

Legal Proceedings

Legal Proceedings Relating to Share Ownership

In 2007, certain parties holding an indirect interest in Telecom Italia S.p.A, one of our indirect controlling shareholders, entered into a transaction which resulted in a change in the indirect ownership in Telecom Italia.  Following announcement of the transaction, various legal and administrative proceedings were initiated in Argentina, including challenges brought by W de Argentina - Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein with respect to corporate governance matters and resolutions of the meetings of the Board of Directors and shareholders of Sofora, Nortel, Telecom Argentina and Telecom Personal (jointly the “Telecom Argentina Group Companies”), actions brought by Telecom Italia S.p.A. and Telecom Italia International N.V., lawsuits initiated by Jorge Luis Pérez Alati and other directors appointed at the request of the Telecom Italia Group, various resolutions of the CNDC, SC and SCI and related court rulings with respect to exercise of certain shareholder and director voting rights and other governance matters, and proceedings relating to the Telecom Italia Options and a divestment order issued by the CNDC.

Background—Description of the Transaction

On October 25, 2007, Telefónica, S.A. (of Spain) issued the following public statement: “Telefónica, S.A., Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s voting shares.” We refer to this transaction as the “Transaction”. Pursuant to Telecom Italia’s last publicly-filed report (Telecom Italia S.p.A.’s financial statements as of December 31, 2009), Telco S.p.A. currently owns approximately 22.45% of Telecom Italia S.p.A.’s voting shares.

Actions Taken by Telecom Argentina’s Board of Directors With Respect to the Transaction

Because Telefónica de Argentina S.A., a subsidiary of Telefónica, S.A. (of Spain), is Telecom Argentina’s main competitor, before the Transaction closed, Telecom Argentina’s Board of Directors analyzed the possible implications that the Transaction could have for Telecom Argentina, especially under the Argentine Antitrust Act, resulting in the existence of divided opinions within the Board of Directors based on reports prepared by experts.

Consequently, Telecom Argentina and its directors and alternate directors filed notes with the Regulatory Authorities, expressing their personal opinions regarding the Transaction. These notes are available at the CNV website (www.cnv.gov.ar).

On November 8, 2007, Telecom Argentina’s Board of Directors resolved to undertake the following actions:

•                  Submit a note to the CNDC, the SC and the CNC in connection with the applicable administrative proceeding declaring that Telecom Argentina had not taken any part whatsoever in the Transaction. Additionally, and specifically since 46% of Telecom Argentina’s capital stock is either listed on the BCBA, the NYSE or the Mexican Stock Exchange or pertains to shares under the Share Ownership Plan, the Board resolved to request that any measure taken by the Regulatory Authorities with respect to the Transaction should not affect Telecom Argentina, as it was not a party to it.

•                  Notify Telefónica, S.A. (of Spain) and Telefónica de Argentina S.A. that, if as a result of the Transaction, Telecom Argentina were to suffer any damage or loss of any nature, it reserved the right to bring any and all legal actions deemed appropriate to obtain full and complete compensation for its losses.

All of the above-mentioned notes were submitted on November 20, 2007.

On December 7, 2007 Telefónica, S.A. (of Spain) responded by stating that “to the extent it has no participation whatsoever in Telecom Argentina’s management, it could hardly cause Telecom Argentina any damage, either directly or indirectly” as it had previously declared before the relevant authorities.

Proceedings brought by W de Argentina-Inversiones S.L. and Messrs. Werthein

With respect to the complaint “Werthein, Gerardo y Otros c/ Telecom Italia S.p.A y Otros s/ ordinario”, W de Argentina - Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein filed a request for a precautionary measure before the National Court of First Instance for Federal Commercial Matters N° 16 (the “Court N°16”), declaring that the Telecom Italia Group and directors appointed to the Telecom Argentina Group Companies at the request of the Telecom Italia Group have a conflict of interest with the Telecom Argentina Group Companies. Court N°16, in accordance with article 204 of the Code of Civil and Commercial Procedure (“CPCCN”), rejected the request for the precautionary measure but designated an Observer to monitor the Telecom Argentina Group Companies (the “Reporting Observer”). The companies affected by the precautionary measure filed an appeal against such measure but the National Court of Appeals for Commercial Matters affirmed the resolution.

The Reporting Observer was appointed to assist Court N°16 in its evaluation of whether a real risk of conflict of interest in the decision-making of the Telecom Argentina Group Companies existed, as a result of Telefónica, S.A. (of Spain)’s participation in Telco S.p.A.  Court N°16 extended the Reporting Observer’s original two-month period until September 19, 2008.  The Reporting Observer submitted its reports regarding the original term of appointment on May 14, 2008 and delivered its final report to the Court in September 2008.  This report was the subject of objections on one hand and requests for expansion on the other hand by the parties involved in the trial.

The plaintiffs in the above-mentioned proceeding requested that a declaratory judgment be issued stating that, as long as Telefónica, S.A. (of Spain) continues to hold stock in the Telecom Italia Group:  a) Telecom Italia S.p.A. and its subsidiary Telecom Italia International N.V. have a conflict of interest with the Telecom Argentina Group Companies pursuant to Article 248 of Law No. 19,550 and b) directors appointed to the above-mentioned companies at Telecom Italia S.p.A.’s request have a conflict of interest with the Telecom Argentina Group Companies pursuant to Article 272 of Law No. 19,550. The Telecom Argentina Group Companies and directors who are defendants in this action have challenged the filed complaint. On February 15, 2010, the presiding judge rejected an appeal filed by certain co-defendants alleging lack of jurisdiction. As of the date of this Annual Report, the case has not yet entered the discovery phase.

On February 15, 2010, Telecom Argentina and Telecom Personal were notified of a mediation session which would focus on three aspects of a separate case named “W de Argentina Inversiones S.L. and Adrián Werthein c/Telefónica, S.A. (of Spain), Telecom Italia S.p.A., Sofora Telecomunicaciones S.A., Telecom Argentina S.A., Nortel Inversora S.A. and Telecom Personal S.A.” dealing with: (i) piercing of the companies’ corporate veil; (ii) the assignment of responsibility to Telefónica, S.A. (of Spain) and Telecom Italia S.p.A. for actions carried out by Sofora and its subsidiaries, as vehicles and instruments used to violate Argentine public policy laws and (iii) compensation for damages caused.  The mediation process was terminated as (i) one of the claimants was not present at the mediation session and (ii) the mediator recused himself from the case.

Resolutions of the CNDC, SC and SCI and related court rulings

The Transaction has generated differing opinions regarding its impact on Argentina’s telecommunications market in light of the Argentine Antitrust Act and the existing regulatory framework. Consequently, the CNDC, the SC and the SCI have intervened in order to examine such effects.  Actions taken by these bodies include, among other things, the following matters: (i) the suspension of the Telecom Italia Group’s voting rights and the voting rights of directors appointed at the request of the Telecom Italia Group; (ii) certain resolutions regarding governance matters affecting the Company; (iii) legal proceedings relating to the Telecom Italia Group’s ownership in Sofora, including its ability to exercise the Telecom Italia Option and an order for the divestment by the Telecom Italia Group of its ownership in Sofora.

The Telecom Italia Group and, when party to the proceedings, the Telecom Argentina Group Companies, have filed a series of appeals objecting to certain orders issued in connection with these proceedings, as described below.

a. Proceedings affecting certain members of the Board of Directors and shareholder voting rights

On January 9, 2009, the CNDC issued Resolution No. 4/09, in which it ruled, among other things:

i)                 that the Transaction is subject to the prior analysis set forth in the Argentine Antitrust Act, and therefore, that the companies involved in the Transaction must comply with the provisions of such Act;

ii)              that, until the CNDC issues a resolution pursuant to section 8 of the Argentine Antitrust Act with respect to the Transaction, the purchasers shall abstain from exercising — directly or indirectly — their voting rights as direct or indirect shareholders of Telecom Italia S.p.A., Telco S.p.A., Olimpia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina and its controlled companies.

The Company has been informed that Resolution No. 4/09 was appealed and on June 17, 2010, Chamber A of the Criminal Economic Court of Appeals (“CNAPE”) ruled that the appeal against the order cited in above item (i) had been wrongly admitted and annulled the decision regarding voting rights cited in item ii) above.

On March 30, 2009, the CNDC issued Resolution No. 43/09, designating two Observers for a term ending on April 30, 2009, responsible for verifying that directors and members of the Supervisory Committee appointed by Telecom Italia S.p.A. or Telecom Italia International N.V. to the Telecom Argentina Group Companies comply with terms of Resolution No. 04/09. Subsequently, the CNDC extended the Observers’ term of appointment until June 22, 2009.

Additionally, on April 3, 2009, the CNDC issued Resolution No. 44/09, through which it resolved the following:

•                  Telecom Italia S.p.A. and Telecom Italia International N.V., their attorneys-in-fact, officers and directors, and the attorneys-in-fact, officers and directors of their direct and indirect shareholders and the directors and members of the Supervisory Committee appointed at the request of Telecom Italia S.p.A. or Telecom Italia Internacional N.V. at Sofora, Nortel, Telecom Argentina, Personal, Microsistemas and Cubecorp should have refrained and shall refrain from taking any actions which involved or may involve in the future, directly or indirectly, the exercise of the voting rights, exclusively, or from deciding or giving instructions for the exercise of voting rights, and

•                  Sofora, Nortel, Telecom Argentina, Personal, Microsistemas and Cubecorp must revoke and retract all decisions passed by the Board of Directors, Committees, Supervisory Committees, Attorneys-in-fact or Managers, or those holding similar positions, which implied the exercise of voting rights since January 9, 2009, the date on which the CNDC passed Resolution No. 4/09.

CNDC Resolution No. 44/09 was appealed, but the CNDC rejected said appeal. Therefore, the Telecom Argentina Group Companies, among others, filed a request for review with the Civil and Commercial Federal Court of Appeals (“CNACCF”) seeking to overturn this rejection. The CNACCF accepted the request for review and on April 24, 2009, it suspended Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting scheduled for April 28, 2009.(1)

On July 27, 2009, Chamber II of the CNACCF sustained a request for a precautionary measure filed by Telecom Italia Group suspending the effects of CNDC Resolution No. 44/09.

On June 17, 2010, Chamber A of the CNAPE annulled CNDC Resolution No. 44/09.

On May 27, 2009, the CNDC issued Resolution No. 64/09, ordering Telecom Argentina’s Board of Directors to carry out the following actions: (i) to immediately reestablish the previously-dissolved Steering Committee; (ii) to revoke the previous unification of the roles of the General Directors (of Corporate Matters and of Operations) into a single Chief Executive Officer position, thereby restoring the roles prior to this unification and (iii) to revoke the changes made to the internal authorization regime and any other decision adopted (which implies the exercise of voting rights) since the issuance of Resolution No. 4/09 on January 9, 2009 (which calls for the suspension of the exercise of voting rights). On October 21, 2009, the CNAPE, Chamber A, resolved the appeal against this Resolution which had been filed, by Telecom Argentina and certain of its directors, among others. The court declared said resolution null, holding that the CNDC was not entitled to issue precautionary measures such as those contained in Resolution No. 64/09.

On August 26, 2009, the National Court of First Instance for Federal Administrative, Litigious Matters N° 6 (“Court No. 6”) issued a precautionary measure ruling as follows: i) Telecom Italia International N.V., as part of the call option agreement, shall abstain from executing any legal act related to said agreement, including the exercise, assignment, or disposal of rights arising from the call option agreement; ii) the voting rights of Telecom Italia S.p.A and Telecom Italia International N.V., as direct shareholders of Sofora and indirect shareholders of Nortel, Telecom Argentina, Telecom Personal and their respective subsidiaries in Argentina, including those arising from

(1)  The Telecom Italia Group and the Telecom Argentina Group Companies considered that the CNACCF was competent to hear the appeals relating to the antitrust matters. However, the CNDC considered that the CNAPE was competent to hear such appeals. Since both appellate courts considered themselves competent to hear the appeals, this created a conflict between the CNACCF and the CNAPE. The Argentine Supreme Court resolved the conflict on April 16, 2010 by ruling that all antitrust issues related to the Transaction were to be resolved by the CNAPE. Hence, all the case files held by the CNACCF were transferred to the CNAPE.

the shareholders’ agreement entered into with W of Argentina Inversiones S.L. shall be suspended and iii) the members of the Board of Directors of Sofora, Nortel, Telecom Argentina and Telecom Personal appointed to carry out such duties at the request of Telecom Italia SpA and/or Telecom Italia International N.V shall be suspended. The latter suspension implies a prohibition to participate, deliberate and vote at meetings of the Board of Directors but does not entail the suspension of the directors’ information rights, nor the suspension of the exercise of their duties as members of the Audit Committee or their attendance at the meetings of Telecom Argentina’s Steering Committee. Court N° 6 issued a resolution on August 28, 2009, further clarifying the above-mentioned precautionary measure by stating that said suspension of the performance of certain directors’ duties “…also implies that they shall not count towards a quorum in Board meetings…”

The Telecom Argentina Group Companies filed a motion for reconsideration or, in the alternative, request for appeal against the decision mentioned in the preceding paragraph. Court No. 6 denied the motion for reconsideration and granted the appeal, though the grant of this appeal did not suspend the precautionary measure’s effects. On November 6, 2009, the National Federal Court of Appeals in Contentious Administrative Federal Matters, Chamber III upheld the above-mentioned precautionary measure.

On November 24, 2009, Telecom Argentina and certain other parties filed an extraordinary appeal against this measure.  As of the date of this Annual Report, a decision of the Argentine Supreme Court has not yet been reached regarding this federal extraordinary appeal.

On March 8, 2010, in order to enforce the precautionary measure issued on August 26, 2009 which suspended the directors of the Telecom Argentina Group Companies appointed at the request of Telecom Italia Group, Court No. 6: (i) ordered the immediate suspension of all calls to board meetings and/or shareholders’ meetings made by the directors included in the precautionary measure, (ii) transferred, via a court order, all corporate books to the Vice-Chairman in exercise of the Chairman position and appointed him legal representative in each of the Telecom Argentina Group Companies, and (iii) notified other officers of Nortel, Telecom Argentina and Telecom Personal of the suspension of the directors appointed at the request of Telecom Italia S.p.A. Telecom was notified about this decision and the respective orders on March 9, 2010. On March 11, 2010, Chamber II of the CNACCF issued a resolution which denied a precautionary measure requested by Telecom Italia S.p.A. to suspend the precautionary measures issued by Court No. 6.

b. Judicial Resolutions suspending Board of Directors and Shareholders’ Meetings of the Telecom Argentina Group Companies

As mentioned before, on April 24, 2009, the CNACCF provisionally suspended Telecom Argentina´s Ordinary and Extraordinary Shareholders’ Meeting scheduled for April 28, 2009. On July 27, 2009, Chamber II of the CNACCF sustained a request for a precautionary measure filed by Telecom Italia Group suspending the effects of CNDC Resolution No. 44/09, which allowed Telecom Argentina to call a new Ordinary and Extraordinary Shareholders’ Meeting for September 9, 2009.

On September 3, 2009, Chamber II of the CNACCF notified Telecom of a new resolution issued in the case named “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Recurso Directo Denegado” (Telecom Italia S.p.A. and others s/Appeal regarding Direct Rejected Appeal). The court decided to suspend Telecom Argentina’s Ordinary and Extraordinary Annual Shareholders’ Meeting scheduled for September 9, 2009 and the meeting of the Board of Directors scheduled to take place immediately thereafter.

Additionally, on September 3, 2009, Telecom Argentina was notified of the complementary resolution issued by Chamber II of the CNACCF through which the court suspended the meeting of the Board of Directors convened by Telecom Argentina’s Vice Chairman for September 3, 2009. On November 6, 2009, Chamber II of CNACCF again suspended a meeting of Telecom Argentina’s Board of Directors convened by a director to be held on November 9, 2009.

As a result of the enforcement order issued by Court No. 6 on March 8, 2010 and, given that Chamber II of the CNACCF issued a resolution on March 11, 2010 denying a precautionary measure requested by Telecom Italia S.p.A. to suspend the precautionary measures issued by Court No. 6, Telecom Argentina’s shareholders’ meetings for fiscal years 2008 and 2009 could be held, subject to certain limitations described below.

Consideration of certain items in the agendas for the annual shareholders meetings of Telecom Argentina and Telecom Personal was suspended by precautionary measures issued by the Commercial Court of First Instance No. 26.  On April 20, 2010, the Commercial Court of First Instance No. 26 (“Court N° 26”), Secretariat No. 51 notified Telecom Argentina that it had sustained the precautionary measure requested by certain suspended directors in the case named “Pérez Alati Jorge Luis y otro c/ Telecom Personal S.A. s/ Ordinario”, thus suspending consideration of items 7, 11, 12, 13 and 21 of the agenda at Telecom Argentina’s Annual Shareholders Meeting scheduled for April 28, 2010. The suspended items from Telecom Argentina’s agenda are as follows:

7) Consideration of Board of Directors’ and Supervisory Committee’s performance from April 29, 2008 to the date of the Shareholders’ Meeting.

11) Determination of the number of directors and alternate directors for the twenty-second fiscal year (“Fiscal Year 2010”).

12) Election of directors and alternate directors for Fiscal Year 2010.

13) Determination of the number of members and alternate members of the Supervisory Committee for Fiscal Year 2010 and their election.

21) Modification of the disapproval of Gerardo Werthein’s performance during the nineteenth fiscal year.

Court N° 26 also suspended similar matters from Telecom Personal’s agenda for its Annual Shareholders’ Meeting scheduled for April 20, 2010. The Annual Shareholders’ Meeting of Telecom Argentina and Telecom Personal were held and the provisions of the aforementioned precautionary measure were complied with. Telecom Argentina and Telecom Personal have appealed the precautionary measures issued by Court No. 26.

c. Proceedings Relating to the Telecom Italia Group’s Ownership in Sofora

i. Proceedings Relating to the Telecom Italia Options

On December 30, 2008, the Telecom Italia Group requested authorization from the SC to exercise the Telecom Italia Options and transfer the shares they would acquire.  This request was denied by SC Resolution No. 1/09 dated January 9, 2009.

On December 29, 2008, the CNDC issued Resolution No. 123/08 resolving that, until the CNDC issues its decision in the matter of Telecom Italia Options, as provided by Law No. 25,156 (the “Argentine Antitrust Act”), the Telecom Italia Group Companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options.” The Telecom Italia Group filed an appeal against Resolution No. 123/08. On January 28, 2009, the CNDC, through Resolution No. 6/09, rejected the appeal. Given the rejection of the appeal, the Telecom Italia Group filed a complaint with the CNACCF, requesting its review. The CNACCF declared itself competent to review the appeal, granted the appeal and served the Argentine government with notice of said appeal. On April 16, 2010, the Argentine Supreme Court assigned the appeals related to the Transaction filed against the CNDC and SCI resolutions relating to the Argentine Antitrust Act to the CNAPE, Chamber A.  On June 17, 2010, Chamber A of the CNAPE annulled CNDC Resolution No. 123/08.

On March 26, 2009, the Chamber I of the Federal Court of Appeals for Administrative Litigious Matters issued a precautionary measure at the request of Grupo Dracma S.A. and W de Argentina- Inversiones S.L, declaring the suspension of the exercise of the Telecom Italia International N.V.’s rights set forth in the purchase option contract. This suspension will be effective until the SC renders a final decision regarding the validity of the possible legal effects of the Transaction in Argentina or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first. Telecom Italia International N.V. filed an extraordinary federal appeal against said precautionary measure, and upon rejection of said appeal, filed a request for review with the Argentine Supreme Court. The matter is still pending before the Argentine Supreme Court.

As mentioned above in “Proceedings affecting certain members of the Board of Directors and shareholder voting rights,” Court N° 6 issued a precautionary measure on August 26, 2009 decreeing that Telecom Italia international N.V., as part of the shareholders’ agreement and the call option agreement, abstain from executing any legal act related to said agreements, including the exercise, assignment, or disposal of rights arising from the call option agreement.

Telecom Argentina has also been informed that W de Argentina — Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia Options. As of the date of this Annual Report, resolution of the complaint is still pending.

ii. Order to divest Telecom Italia’s S.p.A.’s Ownership in Sofora

On July 23, 2009, in accordance with the provisions of Section 16 of the Argentine Antitrust Act, the SC issued its report and reasoned opinion to the CNDC, concluding that the Transaction, to which Telecom is not a party, “violates the regulatory framework for telecommunications”. This report can be reviewed at www.secom.gov.ar.

On September 1, 2009, the CNDC notified Telecom of the SCI’s Resolution No. 483/09 which encompasses the conclusions of CNDC Opinion No. 744.  This resolution:

(i)       orders that the effectiveness of the Transaction shall be subordinated to the extent necessary to permit the effective and irrevocable compliance with an order for divestment all of the shares that Telecom Italia S.p.A. possesses, either directly or indirectly, in Sofora. The resolution also orders Telecom Italia S.p.A. to divest all assets and rights it could have in Sofora and its controlled companies, including the Telecom Italia Options;

(ii)      grants the CNDC powers to establish guidelines for divestment, within a maximum period of sixty days, and advises that said divestment be carried out within a maximum period of one year; and

(iii)     requires that, once the divestment process has been completed, the CNDC shall submit an opinion to the SCI, so that the SCI may issue a final resolution about the Transaction.

On January 6, 2010, the SCI issued Resolution No. 3/10, which approved the divestment guidelines set by the CNDC in its Resolution No. 1/10.  Telecom Argentina and Telecom Personal, among others, filed appeals against SCI Resolution No. 3/10 and CNDC Resolution No. 1/10 and requested the issuance of a precautionary measure suspending their respective effects. The CNACCF granted the requested precautionary measure.

On February 1, 2010, Chamber A of the CNAPE annulled SCI Resolution No. 483/09 in a case to which the Telecom Argentina Group Companies are not party, and ordered “that a new resolution be issued through the appropriate authority after a new proceeding.” Given this decision, the Ministry of Economy and Public Finance issued Resolution No. 82/10, instructing the Ministry’s Secretary of Economic Policy to resolve the case pending before the CNDC which analyzes the Transaction. In turn, the Secretary of Economic Policy, via Resolution No. 14/10, resolved to: (i) confirm that the Transaction is subject to its prior review pursuant to Article 8 of Law No. 25,156, (ii) render ineffective SCI resolutions No. 483/09 and 3/10, and (iii) instruct the CNDC to take the necessary steps under the aforementioned case in order to redirect the procedure.

On February 25, 2010, the CNDC issued resolution No. 30/10 taking into account the above-mentioned Resolutions 82/10 and 14/10 as well as the potential decisions that could be adopted according to the Argentine Antitrust Act, ruling as follows: i) granting a hearing to Telecom Italia S.p.A. and Telecom Italia International N.V. so that they could challenge the resolutions and exercise their right to a legal defense within a 15-day period allotted for said challenge, in the case “Pirelli & C S.p.A. y Otros s/ Notificación Artículo 8° Ley 25.156.” (Pirelli & C S.p.A. and Others s/Notification Article 8 Law 25,156) and ii) notifying Telefónica S.A. (of Spain), Assicurazioni Generali S.p.A., Sintonía S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Telco S.p.A., Pirelli & C S.p.A., Sintonía S.p.A., Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A. and Telecom Personal S.A. of their standing to object to said resolutions.

On March 18, 2010, the CNDC issued Resolution No. 38/10, deciding inter alia, to grant the appeals filed against CNDC Resolution No. 30/10 (though the grant of this appeal did not suspend the effects of Resolution N° 30/10), to form an ancillary appeal and elevate this case to Chamber A of the CNAPE.

On May 6, 2010, Chamber A of the CNAPE resolved that the above-mentioned Resolutions No. 82/10, 14/10 and 30/10 are not subject to appeal.

Vote for non-approval of Mr. Gerardo Werthein’s performance as Regular Director and challenges to the decision of Telecom Argentina’s Board of Directors

a)   At the Annual Shareholders’ Meeting held on April 29, 2008, Telecom Argentina’s shareholders decided, upon a majority vote, not to approve Mr. Gerardo Werthein’s performance as Regular Director during fiscal year 2007.  Mr. Werthein brought a claim before the courts requesting the annulment of this decision. Nortel was cited as a third party in this claim pursuant Article 94 of the CPCCN. Telecom filed an answer to this complaint seeking that it be rejected. Subsequently, the plaintiffs alleged the existence of additional facts and the case is currently under review.

b)   On November 5, 2008, Mr. Gerardo Werthein initiated legal action against Telecom Argentina in order to have certain decisions that had been adopted at meetings of Telecom Argentina’s Board of Directors held on August 5, 2008 and September 10, 2008 declared null and void. Specifically, this legal action seeks to annul the decision to appoint Mr. Franco Bertone as Telecom’s Chief Operating Officer and the decision to reject several motions proposed by Mr. Gerardo Werthein, which he claimed were designed to adequately protect the best interests of the corporation. Telecom Argentina filed an answer to the complaint on May 27, 2009 requesting rejection of this complaint. A hearing was scheduled for April 29, 2010 pursuant to the terms of Article 360 of CPCCN.  This hearing was not held given that both the hearing and the case were stayed at the plaintiff’s request.

c)   Telecom was notified of a mediation session in August 2009 in connection with a separate case also identified as “Werthein, Gerardo c/ Telecom Argentina S.A. s / Nullity of Resolutions of the Board of Directors”. On August 24, 2009 the mediation ended as the parties had not arrived at any agreement. As of the date of this Annual Report, Telecom Argentina has not been notified of the commencement of a formal judicial proceeding in this case.

d)   In the case, “Pérez Alati, Jorge Luis and other c/o Telecom Personal S.A. and others,” certain suspended directors seek a declaratory judgment nullifying certain decisions adopted by Telecom Argentina’s and Telecom Personal’s Board of Directors at each of their meetings on March 16, 2010.  Said decisions consisted of the non- approval of transactions with Telecom Italia S.p.A. and related parties of the Telecom Italia Group.  On May 31, 2010, the mediation ended as the parties had not arrived at any agreement.

A court has yet to issue a decision regarding these matters.

Other Information

Both Telecom Argentina and Telecom Personal have filed, in accordance with Argentine and SEC rules on publication of information regarding material events, several notices and information regarding the above matters.  This information is available in Spanish at the CNV website:  www.cnv.gov.ar (section “Autopista Financiera”) and in English at the SEC website: www.sec.gov.

As of the date of this Annual Report, we cannot predict if additional measures will be taken by the CNDC, the SC, the SCI, or other relevant authorities or courts, and whether and how, if taken, these could affect Telecom’s operations.

Civil, tax, commercial, labor and regulatory proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. As of December 31, 2009, Telecom has established reserves in an aggregate amount of P$526 million to cover potential losses related to these claims and contingencies in its Consolidated Financial

Statements (P$79 million for regulatory contingencies deducted from assets and P$447 million included under liabilities).

Labor Claims

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

As of December 31, 2009, the total amount of these labor claims filed against Telecom Argentina, including accrued interest and expenses, was approximately P$9 million. Interest and expenses will continue to accrue on any pending amount until it is paid in full. Telecom Argentina believes that the pending claims will not have a significant effect on our results of operations or financial position for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom Argentina in respect of these claims and (2) the Argentine government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom Argentina to debit an account of the Argentine government at Banco Nación for any amounts payable by the Argentine government under this indemnity. Under the Debt Consolidation Act, ENTel and the Argentine government may discharge their above-described obligations to Telecom Argentina by issuing 16-year bonds to Telecom Argentina. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine government comply with its Transfer Agreement obligations.

Although we cannot guarantee the outcome of these proceedings, in the opinion of our management and internal legal counsel, the final outcome of these proceedings will not have a material effect on our financial position and results of operations.

Section 15 of the Collective Bargaining Agreement (“CBA”) 201/92

During fiscal year 2005, legal claims were received regarding the salary provision of Section 15 of the CBA 201/92 that established both an additional payment for longer daily working hours and a reduction of daily working hours. These claims were advanced by the labor unions and became the subject of negotiations for improvements in salary and labor conditions. As a result of these negotiations, and in accordance with the criteria adopted by the Labor Court of Appeals, Telecom Argentina agreed to a new salary scale as of January 2006, and a reduction in daily working hours. Since January 2006, the underlying cause of the legal claims has been rendered moot, therefore it is unlikely that Telecom Argentina will receive new claims for periods after January 2006.  As of the date of this Annual Report, most of these claims have been settled and paid.

Profit Sharing Bonds

Various legal actions were brought, mainly by former employees of Telecom Argentina, against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 — which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 —be struck down as unconstitutional.  The plaintiffs also claimed compensation for damages they had suffered because such bonds had not been issued.  In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica and ordered that the proceedings be remanded back to the court of origin so that said court could decide which defendant was compelled to pay —the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, dismissals of claims due to expiration of the applicable statute of limitations, and distribution method between the program beneficiaries).

In the suits against Telecom Argentina for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought — relying on arguments made by the prosecutor in charge of each case.  The trial court judges noted that Decree No. 395/92 was valid and constitutional. However, based on the judgment of the Argentine Supreme Court of Justice in this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, Telecom Argentina filed various appeals against these unfavorable decisions, and although these decisions have not been reviewed by the Argentine Supreme Court of Justice, it should be noted that the abovementioned ruling of the Argentine Supreme Court of Justice on the case against Telefónica has created a legal precedent that, in the opinion of Telecom Argentina’s legal counsel, increases the probability that it would have to confront certain contingencies caused by an adverse ruling, notwithstanding Telecom Argentina’s right of reimbursement from the Argentine government.  As of the date of this Annual Report, Telecom Argentina’s Management, based on the advice of its legal counsel, has recorded provisions for contingencies that it estimates are adequate to hedge the risks associated with these claims.

Union Clains

Resolution No. 444/04 of the Ministry of Labor, Employment and Social Security (the “Ministry of Labor”) recognized FOETRA Buenos Aires Union as the representative of Telecom Personal’s employees in the collective bargaining process. Telecom Personal appealed the Resolution arguing that its enforcement would modify the existing union agreement maintained by Telecom Personal’s employees with the Argentine Federation of Commercial and Service Employees under the Collective Labor Agreement No. 130/75.  Hence, the Resolution would conflict with a prior agreement between the Ministry of Labor and Movicom employees (the original operator of cellular telephone service), which applies to the Collective Labor Agreement No. 130/75 and to Telecom Personal’s principal business.  Telecom Personal has pursued various avenues for recourse, including seeking administrative review, and judicial review of its claims.  However, to date, all administrative and judicial recourse has been exhausted, including an appeal to the Argentine Supreme Court of Justice.

Although Telecom Personal’s personnel covered by union agreements continues to be represented by the Argentine Federation of Commercial and Service Employees (“FAECyS”), and therefore the salary agreements entered into by this Federation apply, labor authorities continued to press for the creation of a negotiating committee that includes FOETRA Sindicato Buenos Aires and to require certain reports to be submitted to this committee in order to facilitate discussions for a union agreement. Recently, in January 2010, FOETRA Sindicato Buenos Aires obtained a ministerial resolution amending its status to include mobile telephone employees within the scope of its representation.  This resolution will also have a similar impact on the other union organizations in the telephone industry. Telecom Personal’s position at all times has been to involve the rest of its peer cellular telephony operators in any regulatory change that might occur in working conditions, in order to avoid any regulatory asymmetry that could erode Telecom Personal’s competitive advantages and undermine the viability of its business.

Additionally, the Center for Professionals of Telecommunications Companies (“CEPETEL”) has expanded its claims against Telecom Argentina and is attempting to attract additional members out of all the employees not governed by union agreements. During 2009, we managed several claims filed with administrative authorities and courts associated with the validity of the union agreement, which this union seeks to restore, and the scope of their representation.

Other

In recent years, certain labor organizations such as trade unions, OSTEL (Social Work Association of Telephone Workers and Employees of Argentina) and the Compensation Fund have filed complaints against Telecom Argentina objecting to the differences in the calculation of social contributions made by Telecom Argentina to the Fund and have obtained favorable rulings for these claims.  Despite Telecom Argentina having appealed these decisions, the appellate courts have affirmed the rulings in many cases.  As a result, Telecom Argentina, based on the advice of legal counsel, has recorded provisions for contingencies to cover the increased risk associated with this type of litigation.

Former sales representatives of Telecom Personal have brought legal actions for alleged untimely termination of their contracts and have submitted claims for payment of different items such as commission differences, seniority bonuses and lost profit. While decisions on some of these claims are still pending, most of the claims have been settled by the parties, while others have obtained a favorable partial judgment.

Tax Matters

Tax Matters Relating to Telecom Argentina

In December 2008, the National Congress approved Law N 26,476, the “Law on Tax Regularization and Repatriation of Capital” establishing a regime for the regularization of tax liabilities, the repatriation of funds and the registration of employees.  Title I of the law provides taxpayers with a complete exemption for penal responsibilities in tax matters, for fines and a partial exemption for interest arising out of tax or social security liabilities prior to December 31, 2007.

As discussed in previous Annual Reports, Telecom Argentina was party to various legal proceedings arising from claims by AFIP with regards to:

a) AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from its disagreement with Telecom Argentina’s calculation of the depreciation of its fiber optic network.

b) AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging Telecom Argentina’s certain deductions it made for bad debt expenses.

c) AFIP’s claims regarding invoices for certain kinds of services.

Upon detailed analysis of the Regularization Regime, on April 30, 2009 Telecom Argentina decided to settle the AFIP’s claims in the time-frame established by Title I of the above-mentioned law. The settlement for the above-mentioned tax claims was complete except for item b) which was partially settled.

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

Telecom Argentina’s compliance with the Regularization Regime generated a reversion of reserves and recognition of a new debt owed to AFIP in the amount of P$38 million (nominal value), (P$2 million payable upon Telecom Argentina’s joining the Regime, and the balance payable in 120 monthly installments at an annual interest rate of 9%).  The Company has also recognized a debt for legal fees in connection with these regularized processes estimated at P$14 million (nominal value).  The value of both liabilities has been estimated at net present value according to Argentine GAAP  and has been set forth under the captions “Taxes Payable” and “Other Liabilities” classified by the nature and due date of each liability.  The corresponding offsetting entries have been made to the income statement for the first quarter of 2009.

In December 2001, the AFIP asserted an additional income tax claim regarding the amortization period utilized by Telintar to depreciate its fiber optic network in submarine cables. Subsequently, Telintar was dissolved and merged in equal parts into Telecom Internacional S.A. and Telefónica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefónica, respectively. Telecom Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.  In July 2005, the National Fiscal Court decided against Telecom Argentina by ratifying the tax assessment relating to additional taxes, although it did not require Telecom Argentina to pay interest or penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to P$0.5 million against income taxes in its income statement. Telecom Argentina and Telefónica have appealed this judgment before the corresponding Federal Court.  In June 2009, this Federal Court rejected the National Fiscal Tribunal Resolution and

AFIP’s claim.  AFIP has appealed this judgment before the Argentine Supreme Court of Justice.  Telecom Argentina believes that the final outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

Tax Matters Relating to Telecom Personal

In December 2006, the AFIP assessed an additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Telecom Personal incorrectly deducted certain uncollectible receivables. Telecom Personal appealed this assessment before the National Fiscal Tribunal. The AFIP’s claim is contrary to certain legal precedents issued by the National Fiscal Tribunal. Consequently, Telecom Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is finalized.

Tax Matters Relating to Micro Sistemas

On December 4, 2000, our subsidiary, Micro Sistemas S.A., received a notice from the Secretary of Treasury Resolution No. 468/00 requesting Micro Sistemas to pay P$1.1 million (approximately P$5.7 million as of March 31, 2010) in fines with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas and requesting payment of the claimed tax compounded with interest. Having exhausted the administrative appeals, on October 3, 2007, Micro Sistemas filed an appeal before the Federal Court of Appeals for Administrative Matters.  This appeal is still pending.  Because the administrative ruling is being appealed before a judicial court, the Argentine government cannot require payment of a disputed fine or tax until a final decision has been issued, therefore, this matter will be clarified when the court reaches a decision on the merits of the appeal.

Micro Sistemas’ legal counsel for this claim believes that the defense presented strong arguments and should have persuaded the court to reject the resolution adopted by the Secretary of the Treasury. Furthermore, if Micro Sistemas were to be required to pay these amounts, Telecom Argentina may be able to seek reimbursement for these pursuant to indemnification provisions agreed to by the former owners of Micro Sistemas in the 1997 contract for the purchase of Micro Sistemas. Taking into account both the strong factual and legal basis for obtaining the rejection of the Secretary of Treasury’s resolution and the existence of these indemnification provisions, Telecom Argentina’s management considers that the possibility that Micro Sistemas will be forced to comply with the Secretary of the Treasury’s demand for payment of fines is remote.

Municipal Fees

Since 2005, the Company has seen a noticeable increase in legal and extrajudicial claims seeking the collection of various municipal fees in the City of Buenos Aires and various municipalities. As of December 31, 2009, the Company has a reserve of approximately P$60.8 million for such claims.

For a description of certain tax matters, see “Item 5—Operating and Financial Review and Prospects—Taxes.”

General Proceedings

Regulatory Proceedings

There are several proceedings that have been initiated against us with respect to alleged regulatory violations between 2000 and May 2010. If the outcomes of these proceedings are unfavorable to us, they could result in fines of approximately P$11.3 million. For each of these proceedings, we are challenging the CNC’s imposition of fines before administrative authorities and/or the courts. The most significant of these proceedings relates to damage claims, the printing of telephone directories in small font sizes which were allegedly not legible enough and the non-compliance with certain terms for remedying this, as well as certain problems in several cases relating to failures with the process of presubscribing for directories, and theft of telephone cables.

For a description of certain administrative appeals filed by the Telecom Group with respect to certain regulatory actions, see “Item 4—Information on the Company—Regulatory Framework.”

Environmental Proceedings

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in connection with our waste management.  This agency alleged problems with our liquid drainage at an underground chamber in violation of Argentine environmental law. The agency sought to require Telecom Argentina’s registration with the National Register of Generators and Operators of Hazardous Waste. This registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the hazard’s extent and the waste quantity. Telecom Argentina believes that its activities did not generate this waste, and that the waste in the underground chamber was generated by other parties. Telecom Argentina nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite official responses and we believe that we will not have to register with any environmental agency as a result of this liquid drainage. In February 2009, Telecom Argentina received a notification from the environmental agency once again requesting that Telecom Argentina be registered in the National Registry of Generators and Operators of Hazardous Waste. In March 2009, Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. As of the date hereof, there has yet to be a resolution on the matter.

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine government. The suit seeks to declare null, illegal and unconstitutional all rate rules and agreements related to the Transfer Agreement and to reduce the rates of the licensees so as to obtain a rate of return not in excess of an annual 16% on fixed assets as described in the List of Conditions.  Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% rate of return as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires. The case is currently in the discovery phase.

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase rates by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, since they have prohibited, as of January 6, 2002, contracts with the public administration, including public works and services contracts, from being adjusted to dollars or other foreign currencies. The Public Emergency Law was subsequently extended through December 31, 2011. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates—Public Emergency Law.”

Although we cannot guarantee the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the possibility that they will have a significant impact on our financial position is remote.

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios filed a new lawsuit in Argentine federal courts against the service providers and the Argentine government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in discovery.

On August 14, 2003, Telecom Argentina was served notice of a legal action brought by the “Union of Users and Consumers” against Telecom Argentina, Telefónica and the SC before the Federal Court in Administrative Litigation Matters No. 8.  The plaintiffs request reimbursement of certain additional charges included in monthly fixed-line service fees billed by Telecom Argentina. On August 22, 2003, Telecom Argentina opposed this claim on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations. As of the date of this Annual Report, a decision on this claim is still pending. Although we cannot guarantee the outcome of this proceeding, in the opinion of our management and internal legal counsel, the final outcome of this proceeding will not have a material effect on our financial position and results of operations.

In December 2005, the entity Asociación Protección Consumidores Del Mercado Común Del Sur—Proconsumer brought an action against the cellular companies, including Telecom Personal. The plaintiffs seek to obtain reimbursement for any amounts billed to Telecom Personal customers in connection with an investment contribution to the Universal Service Fiduciary Fund.  They estimated their claim for reimbursement based on charges made to Telecom Personal customers for total billed amounts, plus compensatory interest on any awarded damages.  The interest was estimated at the late payment rate applied by each company to its customers. In its answer to the complaint, one of Telecom Personal’s main arguments relied on the fact that the complaint should be dismissed, since Telecom Personal’s reimbursements to its customers had already begun. The full reimbursement of the amounts received by Telecom Personal in connection with the investment contribution and corresponding interest were listed separately in customer bills and furnished in accordance with the CNC’s report dated December 2006.  The report also specified the applicable interest rate. The total reimbursement amounts that Telecom Personal has yet to make are still undetermined and are subject to an accounting expert’s report.  As of the date of this Annual Report, a decision on this claim is still pending.

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote of all holders of Telecom Argentina’s capital stock. Under the Argentine Corporations Law, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with Argentine GAAP and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted (or reconstituted).

Under the above-described restrictions, the legal ability of shareholders at any annual meeting of Telecom Argentina to vote to distribute dividends depends on: (i) the reconstitution of Telecom Argentina’s legal reserve, used to partially absorb Telecom Argentina’s accumulated deficit (P$277 million absorbed on April 27, 2006 which has been fully reconstituted as of the date of this Annual Report); (ii) the existence of liquid and realized profits in excess of (i); and (iii) satisfaction of the financial conditions necessary to distribute dividends without negatively affecting the interests of Telecom Argentina.

In preparing the Annual Report in compliance with Argentine requirements, at the end of each fiscal year, the Board of Directors analyzes Telecom Argentina’s economic and financial position and its compliance with the above-mentioned restrictions.  The Board of Directors then proposes a course of action with respect to retained earnings, which may or may not include a dividend distribution.  The decision with regards to the Board’s proposal is made by the Telecom Argentina’s shareholders at the Shareholders Meeting.

Telecom Argentina’s shareholders, at their meeting of April 29, 2008, approved the transfer of the accumulated deficit at December 31, 2007, in its entirety, to the next fiscal year.  Following this action, Telecom’s accumulated deficit amounted to P$708 million and no dividends were permitted for fiscal year 2007. Until it absorbed the remaining accumulated deficit and fully reconstituted its legal reserve to an amount of P$277 million, Telecom Argentina was prohibited from making any distributions. Net income for the 2008 was P$961 million, while retained earnings as of December 31, 2008 showed a positive balance of P$253 million. The Board of Directors submitted for consideration at the annual shareholders’ meeting, the allocation of retained earnings in the amount of P$253 million for the partial reconstitution of the legal reserve which had previously been absorbed on April 27, 2006. However, Telecom Argentina’s shareholders meetings were provisionally suspended by precautionary measures. See “—Legal Proceedings Relating to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings”.  This measure was approved at the Telecom Argentina’s shareholders’ meeting of April 28, 2010.

At this same meeting, Telecom Argentina’s shareholders approved the distribution of a cash dividend in two installments. Telecom Argentina paid its shareholders P$689,066,685 on May 5, 2010, subject to a deduction for the tax on personal property payable by shareholders in 2009, and is scheduled to pay its second installment of dividends in the amount of P$364,220,961 on December 20, 2010.

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

As of December 31, 2009, the number of shares authorized and outstanding was as follows:

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

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
2005	8.65	6.00
2006	11.95	6.10
2007	17.25	11.75
2008	15.20	3.70
2009	13.65	4.90

Quarterly
2008
First Quarter	15.20	12.15
Second Quarter	13.90	9.35
Third Quarter	9.25	6.75
Fourth Quarter	8.04	3.70
2009
First Quarter	6.40	4.90
Second Quarter	10.00	5.63
Third Quarter	12.20	9.59
Fourth Quarter	13.65	11.80

Monthly
2009
December	12.70	12.25
2010
January	14.15	12.55
February	13.90	12.65
March	14.65	12.85
April	16.45	14.60
May	15.80	11.90
June (through June 25, 2010)	14.60	13.00

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

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS
	High	Low
Annual
2005	14.63	10.20
2006	21.64	9.76
2007	28.36	19.52
2008	23.97	5.12
2009	18.05	6.55

Quarterly
2008
First Quarter	23.97	18.76
Second Quarter	21.67	14.25
Third Quarter	14.40	10.73
Fourth Quarter	12.62	5.12
2009
First Quarter	9.38	6.55
Second Quarter	12.83	7.29
Third Quarter	15.99	12.21
Fourth Quarter	18.05	15.29

Monthly
2009
December	16.82	16.03
2010
January	18.43	16.31
February	18.04	15.87
March	18.79	16.11
April	21.22	18.84
May	20.18	15.02
June (through June 25, 2010)	18.29	16.41

On June 25, 2010, the reported last sale price of the ADSs on the New York Stock Exchange was US$17.56.

Class B Shares also quote in the Mexican Stock Exchange through the International Quotation System (“SIC”).

Plan of Distribution

Not applicable.

The Argentine Securities Market

There are twelve securities exchanges in Argentina, of which six (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. For the year ended December 31, 2009, the ten most actively traded equity issues represented approximately 85% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

On May 22, 2001, the Argentine government issued the Transparency Decree, which provided a legal framework to strengthen the level of protection of the investor in the market and promotes the  development, liquidity, stability, solvency and transparency of the market by generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.  The Transparency Decree applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security” and governs the treatment of negotiable securities. It seeks to improve transparency by imposing certain disclosure obligations on administrators and members of Supervisory Committees, among others, requiring publicly-listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations), governing insider trading, market manipulation and securities fraud and regulating going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose approximately 132 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Market is conducted by continuous open outcry, from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Market also operates an electronic continuous market system each business day, on which privately arranged trades are registered and made public.

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2009	2008	2007	2006	2005
Market capitalization (P$ billions)(1)	2,175	1,234	1,773	1,229	771
As percent of GDP(1)	190	119	218	188	163
Volume (P$ millions)(1)	133,207	237,790	209,905	131,984	145,523
Average daily trading volume (P$ millions)(1)	546	963	850	532	576
Number of traded companies (including Cedears)	254	267	278	268	259

(1)          End-of-period figures for trading on the Buenos Aires Stock Exchange.

Sources: Instituto Argentino de Mercado de Capitales.

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

Limited Liability of Shareholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Argentine law, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, the Board of Directors of Telecom Argentina has obtained opinions of counsel concerning the compliance of the actions with Argentine law and our bylaws (or regulations, if any). We currently intend to obtain similar opinions in the future. Although the issue is not free from doubt, based on advice of counsel, we believe that a court in Argentina in which a case has been properly presented would hold that a noncontrolling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or our bylaws or regulations, would not be liable under this provision.

Voting Rights

In accordance with the bylaws, each share entitles the holder thereof to one vote at meetings of the shareholders of Telecom Argentina. All of Telecom Argentina’s directors are appointed jointly by shareholders in an ordinary general shareholders’ meeting.

Under Argentine law, shareholders are entitled to cumulative voting procedures for the election of up to one-third of the vacancies to be filled on the Board of Directors and the Supervisory Committee. If any shareholder notifies a corporation of its decision to exercise its cumulative voting rights not later than three business days prior to the date of a shareholders’ meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not exceeding one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes represented by their shares for each candidate. The candidates receiving the most votes are elected to the vacancies filled by cumulative and non-cumulative voting. If no candidate for a particular vacancy receives an absolute majority of votes, the two candidates that received the most votes will participate in a run-off election, and the candidate receiving the most votes in the run-off election will be deemed elected.

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

Argentine law permits the Board of Directors of certain companies (such as Telecom Argentina) to approve the distribution of anticipated dividends on the basis of a quarter balance or a balance sheet especially prepared for the purpose of paying such dividends, provided that both the external auditors and the Supervisory Committee have issued an opinion report. The actual payment of these dividends, and the perfection of the obligation to pay them remains subject to the availability of sufficient disposable income as determined in the financial statements for the year.

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

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.”

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

Having completed its debt restructuring as of August 2005, Telecom Argentina is no longer subject to certain significant BCRA restrictions. However, restrictions imposed by the BCRA that do continue to apply to our operations include the following:

(i)                                      subject to certain exceptions, the acquisition of foreign currency as an investment or to apply it to foreign portfolio investments is limited, on a monthly basis, to US$2 million, provided that as of the date of acquisition, Telecom Argentina does not hold due and unpaid principal or interest foreign debt;

(ii)                                   the acquisition of foreign currency to pay principal maturities on foreign debt obligations can be made on the day of such maturities or:

1.                                         within the 30 days preceding the maturity date, provided that the acquirer complies with the minimum applicable holding term;

2.                                         within a certain period of time prior to the maturity date, as a result of the occurrence of specific conditions established under foreign refinancing agreements executed after February 11, 2002; or

3.                                         prior to the 30-day period immediately preceding the maturity date provided that (a) prepayment is not part of a restructuring process and (b) the foreign currency amount to be used to prepay non-Argentine debt must not be higher than the present value of the portion of the debt being canceled or prepayment shall be 100% offset with new external financing, the present value of which (as determined using a discount rate fixed by the BCRA) shall not exceed the value of the canceled debt. If the prepayment is made as part of a restructuring process with foreign creditors, the new debt terms and conditions and the prepayment being made must not imply an increase in the present value of the outstanding debt provided further that (a) the foreign debt obligations are registered with the BCRA and (b) funds disbursed under the debt obligations so repaid have entered Argentina prior to no less than 365 days from the date of payment.

In June 2005, the Argentine government imposed certain restrictions on inflows and outflows of foreign currency to the local foreign exchange market that remain in effect. New indebtedness entered into the foreign exchange market and debt renewals with non-Argentine residents from the private sector entered in the local foreign exchange market shall be agreed upon and canceled in terms not shorter than 365 calendar days, whatever the form of cancellation thereof. The following transactions, among others, are exempted from this restriction: (i) foreign trade financings (i.e., exports advance payments, pre-financing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listing.

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

Any inflow of funds to the local foreign exchange market arising from, but not limited to, the following transactions are not subject to the 30%-mandatory deposit: (a) foreign indebtedness of Argentine residents under foreign trade financings; (b) primary debt security issuances with a public offering and listed; (c) foreign indebtedness with Multilateral and Bilateral Credit Institutions and Official Credit Agencies, directly or through their related agencies; (d) investments of non-Argentine residents in Argentina under (i) primary subscription of securities issued by the public sector (except for securities issued by the BCRA); and (ii) direct investments, including capital contributions to local companies of direct investment (namely, a company set up or not as legal entity in which the foreign direct investor holds at least 10% of ordinary shares or voting rights or its equivalent), and foreign funds transferred into Argentina by non-Argentine residents for the purpose of purchasing local assets that qualify as direct investment (such as real estate located in Argentina); and (e) foreign financial indebtedness provided: (i) the proceeds from the exchange settlement, net of taxes and expenses, to the purchase of foreign currencies to cancel foreign debt principal and/or to the creation of long term foreign assets; or (ii) they are incurred and canceled in an average life of not less than two years, including payments of principal and interest in the calculation, and to the extent they are applied to investments in “non financial assets.” In this context, “non financial assets” investments means, among others, investments of assets capable of being registered in the financial statements of the borrower either as fixed assets or as inventory.

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

Taxation of Dividends

Pursuant to Argentine Law No. 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of Telecom Argentina on the Class A, B and C Shares or ADSs are, in general, exempt from Argentine withholding tax and other taxes. Nevertheless, under such law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), must withhold a 35% tax from such excess. For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the company and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Capital gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or Class A, B and C Shares are not subject to tax.

Tax on Personal Property

Argentine Law No. 25,585, as amended by Law No. 26,317, imposes a Tax on Personal Property. According to this tax, the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of this tax, shares of stock of Argentine corporations, such as Telecom Argentina’s ADSs and Class A, B and C Shares are considered as assets located in Argentina.

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

The abovementioned rules include an irrebuttable presumption that shares of stock corporations and other equity interests of companies regulated by Argentine Corporations Law 19,550, as amended, such as the ADSs (held in book entry form or evidenced by ADRs) and the Class A, B and C Shares, whose holders are companies, any other legal entities, enterprises, permanent establishments and trusts, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes, however no assurances can be made that Telecom Argentina will be successful in seeking reimbursement of all such taxes paid from holders of ADSs and Class A, B, and C shares.  Therefore, as of December 31, 2009, Telecom Argentina has recorded an allowance of P$21 million for the amounts pending collection. Whenever applicable, a tax on personal property of approximately P$5 million paid on behalf of Telecom Argentina’s shareholders for the year 2009, was deducted from the first installment of the cash dividend payment made to shareholders in May of 2010.

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

United States Federal Income Taxes

The following discussion is a summary of the material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. This summary applies only to U.S. Holders (as defined below) that hold ADSs or Class B Shares as capital assets for U.S. federal income tax purposes and does not address the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

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

•                  an individual citizen or resident of the United States;

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

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom Argentina (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will be included in the income of a U.S. Holder as ordinary dividend income. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisors regarding the availability of the reduced dividend tax rate in light of their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Dividends will generally be treated as foreign source dividend income to U.S. Holders and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend.  See “Taxation—Argentine Taxes.” The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source income or loss.

Subject to applicable limitations and conditions that may vary depending upon circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on ADSs or Class B Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability. However, amounts paid on account of the Tax on Personal Property will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “Taxation—Argentine Taxes.” The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances and to determine the tax consequences applicable to them as a result of amounts paid on account of the Argentine Tax on Personal Property, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine taxes in computing taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Exchange or Other Disposition of ADSs or Class B Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the ADSs or Class B Shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Gain or loss, if any, will generally be U.S. source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Telecom Argentina believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2009. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Telecom Argentina will not be a PFIC for any taxable year.

If Telecom Argentina were a PFIC for any taxable year during which a U.S. Holder held an ADS or a Class B Share, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or Class B Shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class B Shares sold, exchanged or disposed of. The amounts allocated to the taxable year of the sale or other disposition and to any year before Telecom Argentina became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or Class B Shares to the extent in excess of 125 percent of the average of the annual distributions on ADSs or Class B Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or Class B Shares.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If Telecom Argentina were a PFIC for any year during which a U.S. Holder held ADSs or Class B Shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder held ADSs or Class B Shares, even if Telecom Argentina ceased to meet the threshold requirements for PFIC status.

In addition, if Telecom Argentina were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC in a taxable year in which Telecom Argentina pays a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2009 that are sensitive to changes in interest rates and foreign exchange rates. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our borrowings in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Our results of operations are very sensitive to changes in the peso/dollar exchange rates because our primary assets and revenues are denominated in pesos while substantially all of our liabilities are denominated in U.S. dollars. As of December 31, 2009, Telecom Argentina has no financial debt outstanding.  However, all Telecom Personal’s debt obligations are denominated in U.S. dollars, and all of Núcleo’s debt obligations are denominated in guaraníes, Paraguay’s local currency.

Additionally the Company has investments denominated in U.S. dollars (approximately 40% of total investments) that are also sensitive to changes in peso/dollar exchange rates.

During 2009 and in January 2010, Telecom Personal entered into several NDF contracts under Argentine legislation to purchase U.S. dollars at fixed rate in order to hedge its exposure to foreign currency fluctuations with respect to its foreign currency-denominated notes.  Similarly, during 2009 and 2010, Telecom Personal entered into several NDF contracts in order to hedge its exposure to U.S. dollar fluctuations in connection with trading payables.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements”.

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

Actions taken by the Argentine government could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Argentine peso against the U.S. dollar and other foreign currencies will not adversely affect our results of operations and financial condition. However, we believe that significant depreciation in the Argentine peso against major foreign currencies may have a material adverse impact on our capital expenditure program.

(b)   Interest Rate Risk

As of December 31, 2009 the Company had no outstanding floating rate borrowings.  Therefore, the Company is not currently exposed to significant fluctuations in the fair values of its debt obligations.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2009. We conduct our business primarily in Argentine peso, which is also our functional and reporting currency. For debt obligations, the table presents cash flows by expected maturity dates based on the amortization schedules set forth in the relevant debt instruments and related weighted average rates.

	Consolidated Debt as of December 31, 2009 (P$ millions)
	Total Outstanding 2009	2010	2011	Fair Market Value (1)
U.S. Dollars	685	685	—	717
Fixed rate	685	685	—	717
Average interest fixed rate	9.25%
Guaraníes	130	72	58	130
Fixed rate	130	72	58	130
Average interest fixed rate	9.64%
Total Group Debt (principal)	815	757	58	847
Accrued interest	3	3	—	3
Derivatives	3	3	—	3
Total Group Debt	821	763	58	853

(1)          The fair value of the Company’s debt as of December 31, 2009 was estimated based on the purchase price of notes bought by Telecom Personal or, if the purchase price was not available, on average quoted market prices provided by major financial institutions.

(c)   Sensitivity to Exchange Rates

We estimate, based on composition of our balance sheet as of December 31, 2009, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately P$10 million of our consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

Additionally we estimate, based on the composition of our balance sheet as of December 31, 2009, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the guaraní and Uruguayan peso against the Argentine peso, plus or minus, would result in a variation of approximately P$12 million of our consolidated financial investments. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.3  Depositary Fees and Charges

JPMorgan Chase Bank, N.A. (formerly Morgan Guaranty Trust Company of New York), as depositary for the ADSs (the “depositary”) collects its fees for delivery directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal.  The depositary also collects taxes and governmental charges from the holders of ADSs.  The depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

Persons depositing or withdrawing shares must pay U.S.$5.00 for each 100 ADSs or portion thereof for issuances of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property.  Investors depositing shares or holders withdrawing deposited securities are charged fees and expenses in connection with stock transfers, taxes and other governmental charges, cable, telex and facsimile transmission and delivery charges imposed at such person’s request, transfer or registration fees for the registration of transfer of ADSs on any applicable register in connection with the deposit or withdrawal of ADSs and the depositary’s expenses in connection with the conversion of foreign currency.

Additionally, pursuant to a contractual arrangement, the depository reimburses Telecom Argentina for certain marketing expenses related to its listing on the NYSE.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither Telecom Argentina, Telecom Personal or Núcleo are currently in default on any outstanding indebtedness.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.       CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, and as set forth in its report dated March 9, 2010, and included in Item 18, management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2009. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2009 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

On April 29, 2008, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee for fiscal year 2008 and determined that Domingo Jorge Messuti qualified as an Audit Committee financial expert. In conducting this evaluation, the Board took into account that Mr. Messuti holds a PhD in Economics from Universidad de Buenos Aires and an MBA from Columbia University (New York); he has lectured in Universidad de Buenos Aires, Universidad de San Andrés and Stanford University (California); he was Chairman of Banco Ciudad de Buenos Aires and BICE and served as a Director for several domestic companies. Based on Mr. Messuti’s professional background and training, the Board of Directors of Telecom Argentina has determined for the 2008 that he meets the criteria for an Audit Committee financial expert. Mr. Messuti is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

As a result of certain legal proceedings, there have been no changes to the members of the Audit Committee of Telecom Argentina. Therefore, as of the date of this Annual Report , the members of the Audit Committee appointed at the annual shareholders’ meeting held on April 29, 2008 remain in their positions. See “Item 8—Financial Information—Legal Proceedings—Legal Proceedings Related to Share Ownership—Resolutions of the CNDC, SC and SCI and related court rulings” for a discussion of legal proceedings affecting Telecom Argentina’s annual shareholders’ meeting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2009 and 2008.

Services Rendered	2009	2008
Audit Fees (1)	5.4	5.0
Audit-Related Fees (2)	0.5	1.2
Tax Fees (3)	0.4	0.3
All Other Fees (4)	0.1	0.1
Total	6.4	6.6

(1)          Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2009 and 2008, limited reviews of interim financial statements presented during 2009 and 2008, SEC filing reviews and other attestation services.

(2)          Includes fees for permitted internal control advice.

(3)          Includes fees for permitted tax compliance and tax advisory services.

(4)          Includes fees for subscription to business publications.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Neither Telecom nor, to Telecom’s knowledge, any “affiliated purchaser” (as defined in Rule 10b-18(a)(3)) repurchased any of Telecom Argentina’s Class B Ordinary Shares (including American Depositary Shares, or American Depositary Receipts evidencing such shares) during fiscal year 2009.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

Telecom Argentina’s corporate governance practices differ from corporate governance practices of U.S. companies.  Telecom Argentina maintains a detailed description of the significant differences in corporate governance practices on its website at www.telecom.com.ar, last updated in November 2009.

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

According to the provisions of General Resolution No. 516/07 of the CNV, which is effective for fiscal years beginning on or after January 1, 2008, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in  the CNV Public Offer Regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV.  Telecom Argentina’s first report regarding corporate governance practices, according to Resolution No. 516/07, was submitted to the CNV on June 12, 2009. Telecom Argentina’s 2009 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report on March 12, 2010. Those reports can be accessed through the CNV’s web site,  www.cnv.gov.ar and Telecom’s web site, www.telecom.com.ar.

PART III

ITEM 17.       FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.       FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-72.

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

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of Franco Bertone of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Franco Bertone and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Telecom Argentina S.A.

By:	/s/ Adrián Calaza
	Name:	Adrián Calaza
	Title:	Chief Financial Officer

Date:   June 29, 2010

EXHIBIT INDEX

1.1	Estatutos (bylaws) of Telecom Argentina, as amended, which include its corporate charter (incorporated by reference to Exhibit 3.1 to Telecom’s registration statement on Form F-1 (No. 333-111790)).

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

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics of Telecom (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

11.2	Code of Business Conduct and Ethics of Telecom (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2004 dated June 29, 2005).

12.1	Certification of Franco Bertone of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Franco Bertone and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Shareholders’ Agreement between Telecom Italia International, N.V. and W de Argentina—Inversiones S.L., dated September 9, 2003 (incorporated by reference to Exhibit 4.3 to Nortel’s Annual Report on Form 20-F for 2003).

*                 Pursuant to Instruction 1(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Commission.

Consolidated Financial Statements as of December 31, 2009 and December 31, 2008 and for the years ended December 31, 2009, 2008 and 2007

$  : Argentine peso

US$  : US dollar

$3.80 = US$1 as of December 31, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 18. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Alejandro P. Frechou (Partner)
Alejandro P. Frechou

Buenos Aires, Argentina

March 9, 2010

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

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2009. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2009 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Franco Bertone	/s/ Adrián Calaza
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

March 9th, 2010

Consolidated Balance Sheets as of December 31, 2009 and 2008

(In millions of Argentine pesos - see Note 3.c)

	As of December 31,
	2009	2008
ASSETS
Current Assets
Cash and banks	$62	$36
Investments	1,227	1,089
Accounts receivable, net	1,163	1,009
Other receivables, net	241	209
Inventories, net	243	251
Other assets, net	7	6
Total current assets	2,943	2,600
Non-Current Assets
Other receivables, net	74	87
Investments	1	7
Fixed assets, net	6,839	6,188
Intangible assets, net	773	772
Other assets, net	3	3
Total non-current assets	7,690	7,057
TOTAL ASSETS	$10,633	$9,657
LIABILITIES
Current Liabilities
Accounts payable	$2,212	$1,769
Debt	763	1,355
Salaries and social security payable	300	237
Taxes payable	769	626
Other liabilities	52	46
Contingencies	73	36
Total current liabilities	4,169	4,069
Non-Current Liabilities
Accounts payable	24	27
Debt	58	688
Salaries and social security payable	82	83
Taxes payable	212	224
Other liabilities	186	146
Contingencies	374	319
Total non-current liabilities	936	1,487
TOTAL LIABILITIES	$5,105	$5,556
Noncontrolling interest	92	81
SHAREHOLDERS’ EQUITY	$5,436	$4,020
TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$10,633	$9,657

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2009	2008	2007
Continuing operations
Net sales	$12,226	$10,608	$9,074
Cost of services	(6,099)	(5,712)	(5,022)
Gross profit	6,127	4,896	4,052
General and administrative expenses	(449)	(364)	(310)
Selling expenses	(2,916)	(2,491)	(2,106)
Operating income	2,762	2,041	1,636
Gain on equity investees	13	—	—
Financial results, net	(329)	(265)	(441)
Other expenses, net	(229)	(268)	(98)
Net income before income tax and noncontrolling interest	2,217	1,508	1,097
Income tax expense, net	(797)	(535)	(292)
Noncontrolling interest	(15)	(12)	(23)
Net income from continuing operations	1,405	961	782
Discontinued operations
Income from the operations	—	—	1
Income from assets disposal	—	—	101
Net income from discontinued operations	—	—	102
Net income	$1,405	$961	$884
Net income per share	$1.43	$0.98	$0.90

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2009, 2008 and 2007

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated earnings (deficit)	Total	Total Shareholders’ equity
Balances as of January 1, 2007	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	—	—	—	—	17	—	17	17
Net income for the year	—	—	—	—	—	884	884	884
Balances as of December 31, 2007	$984	2,688	3,672	—	66	(708)	(642)	$3,030
Foreign currency translation adjustments	—	—	—	—	21	—	21	21
Changes in the fair value of cash flow hedges, net of tax	—	—	—	—	8	—	8	8
Net income for the year	—	—	—	—	—	961	961	961
Balances as of December 31, 2008	$984	2,688	3,672	—	95	253	348	$4,020
Foreign currency translation adjustments (i)	—	—	—	—	19	—	19	19
Changes in the fair value of cash flow hedges, net of tax	—	—	—	—	(8)	—	(8)	(8)
Net income for the year	—	—	—	—	—	1,405	1,405	1,405
Balances as of December 31, 2009	$984	2,688	3,672	—	(ii) 106	1,658	1,764	$5,436

(i)           Includes (13) corresponding to the foreign currency translation adjustment realized on capital reimbursement of Núcleo (Notes 5.m and 7.h).

(ii)        The balance corresponds to foreign currency translation adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net income for the year from continuing operations	$1,405	$961	$782
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	182	108	124
Depreciation of fixed assets	1,119	1,267	1,377
Amortization of intangible assets	19	22	39
Gain on equity investees	(13)	—	—
Consumption of materials	109	109	80
Gain on sale/disposal of fixed assets and other assets	(10)	(8)	(19)
Provision for lawsuits and contingencies	122	100	79
Holdings (gain) loss on inventories	7	(2)	59
Interest and other financial losses on loans	371	563	498
Income tax	167	353	245
Noncontrolling interest	15	12	23
Net increase in assets	(391)	(494)	(366)
Net increase in liabilities	186	328	25
Total cash flows provided by operating activities from continuing operations	3,288	3,319	2,946
CASH FLOWS FROM INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Fixed asset acquisitions	(1,474)	(1,546)	(1,208)
Intangible asset acquisitions	(17)	(15)	(35)
Equity investees acquisitions	—	(97)	—
Proceeds for the sale of fixed assets and other assets	15	12	21
Decrease (increase) in investments not considered as cash and cash equivalents	245	329	(533)
Total cash flows used in investing activities from continuing operations	(1,231)	(1,317)	(1,755)
CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Debt proceeds	361	91	45
Payment of debt	(1,852)	(1,444)	(1,290)
Payment of interest and debt-related expenses	(168)	(185)	(293)
Cash dividends paid	(19)	(20)	(38)
Payment of capital reimbursement of Núcleo	(8)	—	—
Total cash flows used in financing activities from continuing operations	(1,686)	(1,558)	(1,576)
CASH FLOWS FROM INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS
Proceeds for the sale of equity investees	—	—	182
Total cash flows provided by investing activities from discontinued operations	—	—	182

Net increase (decrease) in cash and cash equivalents from continuing operations	371	444	(385)
Net increase in cash and cash equivalents from discontinued operations	—	—	182
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	371	444	(203)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	902	458	661
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$1,273	$902	$458

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

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

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

A description of the subsidiaries with their respective percentage of capital stock owned as of December 31, 2009, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97

Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Núcleo S.A. (“Núcleo”)	67.50%	Personal	02.03.98
	Springville S.A. (“Springville”) (ii)	100.00%	Personal	04.07.09

(i)                                     Percentage of equity interest owned has been rounded.

(ii)                                  Dormant entity at December 31, 2009.

2.                                      Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

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

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

2.                                      Regulatory framework (continued)

(b) Licenses granted as of December 31, 2009

As of December 31, 2009, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  Value added services, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2009, the Company’s subsidiaries have been granted the following licenses:

•                  Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•                  Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•                  an interruption of all or a substantial portion of service;

•                  a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•                  a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•                  any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•                  a reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies;

•                  any transfer of shares resulting in a direct or indirect loss of control in Telecom without prior approval of the Regulatory Bodies;

•                  an assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the Regulatory Bodies;

•                  the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruptions of the services;

•                  any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•                  any encumbrance of the license;

•                  any voluntary insolvency proceedings or bankruptcy of Personal;

•                  a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  repeated interruptions of the services;

•                  any voluntary insolvency proceedings or bankruptcy of Núcleo;

•                  non-compliance with certain obligations.

2.                                      Regulatory framework (continued)

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

•                  Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 through which it created a Working Commission composed by members of the SC and the CNC to prepare a draft of the Number Portability Regulation.

•                  Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review.

2.                                      Regulatory framework (continued)

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU ongoing programs established under the previous regulation will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. Providers of telecommunications services shall act in their capacity as trustors for this fund, and shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers — two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers — and another member will be appointed by independent local operators). This Technical Committee will be informed by the SC of the programs that will be financed and will be responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Decree also requires telecommunications service providers to create, subject to the SC approval, a procedure to select the Fiduciary institution and to provide a proposed Fiduciary agreement, within 60 days from its effective date of publication. At the date of issuance of these consolidated financial statements, the Technical Committee had been created and had begun to analyze the operative procedures associated to the functions derived from its responsibilities. Additionally, telecommunications service providers had already selected the Fiduciary institution and had sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09, but there is still pending resolution certain administrative and operative matters.

On December 9, 2008, the SC issued Resolution No. 405/08 which requires telecommunication service providers to deposit into special accounts the 1% of their revenues as defined in Decree No. 558/08, without passing on any costs incurred for the provision of their services.

On January 12, 2009, the Company and Personal, filed claims before the SC objecting to the provisions of SC Resolution No. 405/08, based on the illegality of this rule, arguing that it contradicts Decree No. 558/08 because it violates the rights of both licensees to factor their compensation for the provision of the SU programs in the calculation of their investment contribution, in accordance with the “pay or play” mechanism stated in the Decree No. 558/08.

The management of the Group, with the opinion of its legal counsel, considers it has meritorious legal arguments for the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Annex of the Resolution. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

2.                                      Regulatory framework (continued)

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

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $656 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2009, this provision amounts to $155. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has deposited the correspondent contributions on their respective maturity date (amounting to $66 as of December 31, 2009) into a special individual account held under their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

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

During the first quarter of 2006, Personal fully reimbursed all previously billed SU amounts plus interest to its active post-paid customers (amounting to $15, calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as of May 2006, Personal had reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report regarding verification of Personal’s SU reimbursement, which indicated that Personal completed the requirement of reimbursement of the SU amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; finally, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

In September 2008, Personal has rejected this claim explaining its grounds for justification of the applied interest rate. However, the management of Personal has considered the reimbursement of the interests claimed by the CNC. As a result, Personal had recorded a provision of $10. During the third quarter of 2009, Personal has begun the reimbursement to its customers (amounting to $5 as of December 31, 2009).

2.                                      Regulatory framework (continued)

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

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions”, establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue become available.

At the date of issuance of these consolidated financial statements, the Company was evaluating feasible technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of variations in Social Security contributions

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

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

At December 31, 2009, the Company has a net receivable of $68 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the caption “Other receivables” ($4 as current receivables and $87 as non-current receivables).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2009, the reserves corresponding to these regulatory duties amounted to $79.

Since December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

2.                                      Regulatory framework (continued)

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of enabling basic telephone services in rural and suburban areas to be rendered through the wireless infrastructure used for the provision of mobile telephony service. Licensees will provide such service within their respective fixed telephony service original regions. The Company has started to install fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, the Company has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $3.1 plus interest. The Company has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period from November 2000 to November 2001.

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

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2009 and 2008, the Company recorded as “Other receivable” a total of $23.

2.                                      Regulatory framework (continued)

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2011.

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

2.                                      Regulatory framework (continued)

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•             The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•             Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•             Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•             The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•             The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•             Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•             An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•             Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have timely fulfilled the Agreement’s commitments.

At the date of issuance of these financial statements, the Company continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be satisfactorily completed.

2.                                      Regulatory framework (continued)

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

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

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

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

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

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”, which will be fully effective for companies making public offering of securities (such as the Company) as from January 1, 2011. In June 2009, the FACPCE approved RT27 which provides for amendments to the existing RT for those companies not adopting IFRS. On December 30, 2009, the CNV issued Resolution No. 562/09 adopting RT26 with a few differences related to the companies obliged to adopt IFRS and the date of adoption. FACPCE is revising RT26 in order to align RT26 and CNV Resolution No. 562/09. Additional information is given in Note 16.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA).

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

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2009, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) - (I)
Total assets	10,633	10,590	(43)
Total liabilities	5,105	5,089	(16)
Noncontrolling interest	92	92	—
Shareholders’ equity	5,436	5,409	(27)

Net income	1,405	1,410	5

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

3.                                      Preparation of financial statements (continued)

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,991,000 (unaudited) at December 31, 2009, 3,937,000 (unaudited) at December 31, 2008 and 3,849,000 (unaudited) at December 31, 2007 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,613,000 (unaudited) at December 31, 2009, 4,425,000 (unaudited) at December 31, 2008 and 3,767,000 (unaudited) at December 31, 2007.

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

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate caption in the equity section.

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

4.                                      Summary of significant accounting policies (continued)

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $57 as of December 31, 2009 and $67 as of December 31, 2008, both in the Voice, data and Internet segment.

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

From time to time, the Management of Personal and Núcleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

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

4.                                      Summary of significant accounting policies (continued)

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of December 31, 2009. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

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

Until the date of cancellation of its financial debt (see Note 8.2), the Company has capitalized interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below (additional information is given in Note 12):

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

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

Intangible assets comprise the following:

•  Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

•  Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

4.                                      Summary of significant accounting policies (continued)

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

•  PCS and Band B of Paraguay licenses

Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007. Renovation costs are being amortized in 5 years.

•  Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•  Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from fiscal year 2009 to fiscal year 2028.

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

At December 31, 2009 the Company has cancelled all its capital leases and in January 2010 has exercised the purchase price options in the amount of $0.1. A summary by major class of fixed assets covered by capital leases at December 31, 2009 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	19	3 years	5 years
Accumulated depreciation	(10)
Net value	9

(o) Severance indemnities

Severance payments made to employees are expensed as incurred.

4.                                      Summary of significant accounting policies (continued)

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

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all years presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

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

For the year ended December 31, 2009, Telecom has estimated a provision for income taxes.

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2009, 2008 and 2007.

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

The following tables summarize benefit costs for the years ended December 31, 2009, 2008 and 2007, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2009 and 2008:

	As of December 31,
	2009	2008
Accumulated benefit obligation	$6	$5
Effect of future compensation increases	5	4
Projected benefit obligation	$11	$9

	Years ended December 31,
	2009	2008	2007
Service cost	$1	$1	$1
Interest cost	3	3	3
Total benefit cost	$4	$4	$4

4.              Summary of significant accounting policies (continued)

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2009	2008	2007
Discount rate (1)	10.3-12.3%	10.5%	10.5%
Projected increase rate in compensation (2)	12.6-16.7%	10-16%	10.5-14%

(1) Represents estimates of real rate of interest rather than nominal rate in $.

(2) In line with an estimated inflationary environment for the next three fiscal years.

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

•                  Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476” - see Note 11.d.2 -), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

(r) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring which was finished in August 2005 and fully cancelled on October 15, 2009 as described in Note 8.

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

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (in the item line “Foreign currency translation adjustments”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

4.                                      Summary of significant accounting policies (continued)

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

As part of its hedging policy, the Telecom Group has entered into the following derivatives:

1. Foreign currency swap contracts related to Notes

During fiscal year 2005, the Company entered into foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. These swap agreements expired in October 2008.

2. Non-Deliverable Forward (“NDF”) contracts to purchase foreign currency and other derivatives

Between October 2008 and January 2009, the Company entered into several contracts to purchase a total amount of US$ 108.5 million and Yen 5,120 million, to hedge its exposure to foreign currency fluctuations with respect to its Notes. Additionally, in January 2009, the Company entered into a derivative contract (an Euro “Zero Cost Collar”) as supplementary of those contracts, to hedge its exposure to foreign currency fluctuations with respect to the Euro-denominated Notes. These contracts have expired in April 2009 and were regarded as ineffective.

The Company also entered into several NDF contracts amounting to US$185 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, which were liquidated in October 2009 jointly with Telecom’s Notes. The Company designated these NDF contracts as ineffective cash flow hedges. For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $39.

Personal entered into several NDF contracts amounting to US$159 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, which were liquidated during fiscal year 2009. Personal designated these NDF contracts as ineffective cash flow hedges. For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $42.

3. NDF contracts to purchase foreign currency for Notes and accounts payable

Personal entered into several contracts to purchase foreign currency which main characteristics at December 31, 2009, are the following:

a) For Notes

	Currency	Amount (in million)	Average exchange rate	Date	Expiring date	Book value at December 31, 2009 assets (liabilities)
Personal	US$	25.2	4.384 $/US$	August/December 2009	June 2010 — December 2010	(3)
	US$	90.0	4.344 $/US$	December 2009	December 2010	1
		115.2				(*) (2)

(*) Includes $1 in Other current receivables and $(3) in Current debt (which corresponds to related parties, see Note 7.e).

When entering into these NDF contracts, the management objective was to reduce its exposure to foreign currency fluctuations and denominate its Notes in Argentine pesos. At inception, as the main terms of the NDF were substantially similar to the terms of the foreign currency-denominated obligations, these hedges were designated as effective cash flow hedges. In accordance with Argentine GAAP changes in the fair value of these hedges were recognized in equity under “Foreign currency translation adjustments” and subsequently reclassified to earnings when the hedge items affect earnings.

For the year ended December 31, 2009 a loss of $2 was reclassified to financial results under “Gain (loss) on derivatives”.

During January 2010, and continuing with its Notes’ hedging policy, Personal entered into several NDF contracts amounting to US$72 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, maturing December 2010. Personal designated these NDF contracts as effective cash flow hedges.

4.                                      Summary of significant accounting policies (continued)

b) For accounts payable

During fiscal year 2009, Personal entered into several NDF contracts amounting to US$23.5 million, maturing between September 2009 and August 2010, in order to hedge its exposure to US dollar fluctuations related to accounts payable.

However, as the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. Therefore, the changes in the fair value of these NDF until the cancellation date and the subsequent changes were recognized as a gain (loss) in the item line “Financial results, net”. At December 31, 2009, US$8.5 million are outstanding, maturing July and August 2010.

For the year ended December 31, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $6 with counterpart in the item line “Accounts payable”.

During January 2010, Personal entered into several NDF contracts amounting to US$30.2 million (maturing January through December 2010), in order to hedge its exposure to US dollar fluctuations related to accounts payable. The Company designated these NDF contracts as effective cash flow hedges.

(u) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007 are shown in Note 17.h. under the caption “Advertising”.

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

By this means, the Company has consolidated Publicom as of the disposal date identifying the results of operations in a separate line “Income from discontinued operations” of the consolidated statements of income. Therefore, the Company has separated the cash and cash equivalents provided by investing activities from discontinued operations in the consolidated statements of cash flows.

5.                                      Breakdown of the main accounts

(a)          Cash and banks

Cash and banks consist of the following:

	As of December 31, 2009	As of December 31, 2008
Cash	$12	$9
Banks	50	27
	$62	$36

(b)          Investments

Investments consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Time deposits (Note 17.d)	$1,075	$718
Mutual funds (Note 17.c)	120	144
Related parties (Note 7.e)	32	4
Government bonds (Note 17.c)	—	223
	$1,227	$1,089
Non current
Related parties (Note 7.e)	$—	$6
2003 Telecommunications Fund	1	1
	$1	$7

5.                                      Breakdown of the main accounts (continued)

(c)          Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Voice, data and Internet	$621	$538
Wireless (i)	676	602
Wireless — related parties (Note 7.e)	10	5
Subtotal	1,307	1,145
Allowance for doubtful accounts (Note 17.e)	(144)	(136)
	$1,163	$1,009
Non current
Voice, data and Internet	$—	$1
Allowance for doubtful accounts (Note 17.e)	—	(1)
	$—	$—

(i) Includes $19 as of December 31, 2009 and $20 as of December 31, 2008 corresponding to Núcleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Prepaid expenses	$80	$65
SU credits (Note 2.d)	66	36
Tax credits	60	48
Restricted funds	10	9
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	4	11
Derivatives (Note 4.t)	1	22
Other	36	41
Subtotal	257	232
Regulatory contingencies (Notes 2 g and i and 17.e)	(4)	(11)
Allowance for doubtful accounts (Note 17.e)	(12)	(12)
	$241	$209
Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$87	$93
Restricted funds	24	15
Other tax credits	21	17
Prepaid expenses	19	21
Credit on minimum presumed income tax	7	20
Other	12	13
Subtotal	170	179
Regulatory contingencies (Notes 2 g and i and 17.e)	(75)	(75)
Allowance for doubtful accounts (Note 17.e)	(21)	(17)
	$74	$87

(e)          Inventories

Inventories consist of the following:

	As of December 31, 2009	As of December 31, 2008
Wireless handsets and equipment (Note 17.f)	$264	$267
Allowance for obsolescence (Note 17.e)	(21)	(16)
	$243	$251

(f) Other assets

Other assets consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Fixed assets held for sale	$8	$7
Allowance for other assets (Note 17.e)	(1)	(1)
	$7	$6
Non current
Fixed assets held for sale	$6	$6
Allowance for other assets (Note 17.e)	(3)	(3)
	$3	$3

5.                                      Breakdown of the main accounts (continued)

(g) Fixed assets

Fixed assets consist of the following:

	As of December 31, 2009	As of December 31, 2008
Non current
Net carrying value (Note 17.a)	$6,864	$6,207
Write-off of materials (Note 17.e)	(25)	(19)
	$6,839	$6,188

(h) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Fixed assets suppliers	$1.053	$773
Other assets and services suppliers	690	607
Inventories suppliers	246	157
Subtotal	1,989	1,537
Deferred revenues	135	134
Agent commissions	45	21
Related parties (Note 7.e)	32	62
SU reimbursement (Note 2.d)	11	15
	$2,212	$1,769
Non current
Fixed assets suppliers — Related parties (Note 7.e)	$24	$27

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Vacation, bonuses and social security payable	$264	$193
Termination benefits	36	44
	$300	$237
Non current
Termination benefits	$82	$83

(j) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Income tax, net (Note 10)	$431	$290
Tax on SU (Note 2.d)	155	122
Internal taxes	43	25
VAT, net	33	67
Turnover tax	25	47
Regulatory fees	24	22
Municipal taxes	12	8
Other	46	45
	$769	$626
Non current (Note 10)
Deferred tax liabilities	$199	$224
Law No. 26,476 Tax Regularization Regime	13	—
	$212	$224

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2009	As of December 31, 2008
Current
Guarantees received	$16	$16
Deferred revenue on sale of capacity and related services	12	10
Customer loyalty programs	5	5
Court fee	3	3
Other	16	12
	$52	$46
Non current
Deferred revenue on sale of capacity and related services	$112	$86
Asset retirement obligations	44	37
Retirement benefits	11	9
Legal fee (Note 11.d.2)	11	—
Court fee	7	11
Customer loyalty programs	1	2
Other	—	1
	$186	$146

5.                                      Breakdown of the main accounts (continued)

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2009	2008	2007
Voice	$2,825	$2,701	$2,601
Internet	1,058	735	528
Data	274	217	173
Voice, data and Internet	4,157	3,653	3,302
Prepaid and post-paid	2,754	2,362	1,988
Roaming, TLRD and CPP	1,633	1,645	1,412
Value added services	2,331	1,736	1,264
Sale of handsets	796	712	583
Other	114	110	92
Wireless in Argentina	7,628	6,565	5,339
Prepaid and post-paid	200	184	242
Roaming, TLRD and CPP	61	78	102
Value added services	139	95	62
Sale of handsets	6	8	7
Internet	19	13	5
Other	16	12	15
Wireless in Paraguay	441	390	433
Total net sales	$12,226	$10,608	$9,074

(m) Gain on equity investees

Gain on equity investees consist of the following:

	Years ended December 31,
	2009	2008	2007
Foreign currency translation adjustment realized on capital reimbursement of Núcleo	$13	$—	$—

(n) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2009	2008	2007
Generated by assets
Interest income	$125	$89	$95
Related parties (Note 7.e)	5	1	1
Foreign currency exchange gain	103	104	26
Holding (gain) loss on inventories (Note 17.f)	(7)	2	(59)
Other	—	3	(1)
Total generated by assets	$226	$199	$62
Generated by liabilities
Interest expense	$(173)	$(203)	$(294)
Less capitalized interest on fixed assets	15	20	23
Gain (loss) on discounting of debt and other liabilities	12	(53)	(84)
Foreign currency exchange loss	(310)	(233)	(293)
Gain (loss) on derivatives	(94)	(29)	141
Loss on derivatives — related parties (Note 7.e)	(9)	—	—
Gain (loss) on purchase of Notes	(2)	34	—
Other	6	—	4
Total generated by liabilities	$(555)	$(464)	$(503)
	$(329)	$(265)	$(441)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2009	2008	2007
Net reversal of provisions related to Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	$36	$—	$—
Provision for contingencies (Note 17.e)	(158)	(100)	(79)
Severance payments and termination benefits	(73)	(144)	(84)
Allowance for obsolescence of inventories (Note 17.e)	(25)	(12)	(7)
Allowance for doubtful accounts and other assets	(4)	(6)	(4)
Provision for regulatory contingencies (Note 17.e)	(6)	(12)	(42)
Allowance for obsolescence of materials (Note 17.e)	(16)	(11)	—
Gain on sale of fixed assets and other assets	13	9	19
Gain on SC Resolution No. 41/07 and IDC (Note 2.g and i)	—	—	92
Other, net	4	8	7
	$(229)	$(268)	$(98)

6.                                      Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2009	2008	2007	2006
Cash and banks	$62	$36	$45	$30
Current investments	1,227	1,089	947	631
Total as per balance sheet	$1,289	$1,125	$992	$661
Less:
Items not considered cash and cash equivalents
- Related parties	(16)	—	—	—
- Time deposits with maturities of more than three months	—	—	(534)	—
- Government bonds	—	(223)	—	—
Total cash and cash equivalents as shown in the statement of cash flows	$1,273	$902	$458	$661

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Years ended December 31,
	2009	2008	2007
Foreign currency exchange gain on cash and cash equivalents	$61	$70	$17
Interest income generated by current investments	76	44	52
Interest income generated by accounts receivable	49	46	42
Interest income generated by related parties	3	—	—
Collection (payment) on swap settlement	(84)	170	12
Subtotal (originated in financial transactions)	105	330	123
Income tax paid	(630)	(182)	(47)
Other cash flows provided by operating activities	3,813	3,171	2,870
Total cash flows provided by operating activities	$3,288	$3,319	$2,946

Income taxes eliminated from operating activities components:

	Years ended December 31,
	2009	2008	2007
Reversal of income tax included in the statement of income	$797	$535	$292
Income taxes paid (includes payments in advance)	(630)	(182)	(47)
Total income taxes eliminated from operating activities	$167	$353	$245

Changes in assets/liabilities components:

	Years ended December 31,
	2009	2008	2007
Increase in assets
Investments not considered as cash or cash equivalents	$(33)	$(23)	$(2)
Trade accounts receivable	(281)	(175)	(221)
Other receivables	(38)	(188)	(92)
Inventories	(38)	(107)	(51)
Other assets	(1)	(1)	—
	$(391)	$(494)	$(366)
Net (decrease) increase in liabilities
Accounts payable	$131	$52	$(22)
Salaries and social benefits payable	63	112	44
Taxes payable	(17)	194	44
Other liabilities	25	8	9
Contingencies	(16)	(38)	(50)
	$186	$328	$25

•                   Main non-cash operating transactions:

	Years ended December 31,
	2009	2008	2007
Credit on minimum presumed income tax offset with income taxes	$7	$285	$162
Derivatives	8	200	129
Credit on income tax from cash dividends paid by foreign companies	—	5	7
Legal fee from Tax Regularization Regime	14	—	—
Foreign currency translation adjustments in assets	92	47	56
Foreign currency translation adjustments in liabilities	36	8	30

6.                                      Supplementary cash flow information (continued)

•                   Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2009	2008	2007
Acquisition of fixed assets (Note 17.a)	$(1,801)	$(1,656)	$(1,416)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(652)	(626)	(445)
Less:
Acquisition of fixed assets through incurrence of accounts payable	945	703	623
Capitalized interest on fixed assets	15	20	23
Wireless handsets lent to customers at no cost (i)	16	3	5
Asset retirement obligations	3	10	2
	$(1,474)	$(1,546)	$(1,208)

(i)            Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2009	2008	2007
Acquisition of intangible assets (Note 17.b)	$(23)	$(41)	$(27)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(7)	(5)	(14)
Less:
Acquisition of intangible assets through incurrence of accounts payable	13	31	6
	$(17)	$(15)	$(35)

Equity investee acquisitions include:

	Years ended December 31,
	2009	2008	2007
Cash paid for the acquisition of the shares of Cubecorp	$—	$(98)	$—
Cash and cash equivalents included in the acquisition of Cubecorp	—	1	—
	$—	$(97)	$—

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2009	2008	2007
Collection of (investment in) time deposits with maturities of more than three months	$—	$534	$(532)
Loan to Nortel	(8)	(5)	(1)
Collection (acquisition) of Government bonds	253	(200)	—
Total cash flows from investments not considered as cash equivalents	$245	$329	$(533)

•                   Financing activities components:

	Years ended December 31,
	2009	2008	2007
Bank overdrafts	$218	$16	$—
Debt proceeds	143	75	45
Payment of Notes	(1,409)	(1,119)	(932)
Purchase of Notes	(108)	(237)	—
Payment of bank overdrafts	(218)	(16)	—
Payment of bank loans	(117)	(72)	(358)
Payment of interest on Notes	(149)	(180)	(264)
Payment of interest on bank loans	(13)	(5)	(29)
Payment of interest on bank overdrafts	(6)	—	—
Payment of capital reimbursement of Núcleo	(8)	—	—
Cash dividends paid	(19)	(20)	(38)
Total financing activities components	$(1,686)	$(1,558)	$(1,576)

During the second quarter of 2007,the Company collected $182 corresponding to the sale of the equity investee in Publicom, separated as cash flow from investing activities from discontinued operations.

7 - Related party transactions

(a) Controlling group

As of December 31, 2009, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

Nortel’s ordinary shares (67.79% of the capital stock) are owned by Sofora Telecomunicaciones S.A. (“Sofora”). As of December 31, 2009, Sofora’ s shares are owned by the Telecom Italia Group (50%) and by W de Argentina — Inversiones S.L. (50%).

7 - Related party transactions (continued)

In connection with these transactions, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

(b) Call options acquired by Telecom Italia International N.V.

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

According to SC Note No. 1,004/08, dated June 26, 2008 and to SC Note No. 2,573/08, dated December 30, 2008, the exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC.

Additionally, the Argentine Antitrust Commission (or the “CNDC”) Resolution No. 123/08 resolved that until the CNDC issues its decision in the matter of Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options”.

The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On January 28, 2009, the CNDC, through Resolution No. 6/09, rejected the appeal on the grounds that the parties did not lose their rights, because CNDC Resolution No. 123/08 only “implies a suspension of the terms provided in the Options purchase contract until the Regulatory Authority mentioned in Law No. 25.156” issues a decision regarding the Transaction, as mentioned in d) below. Given the rejection of the appeal, Telecom Italia Group filed a complaint with the Second National Court of Appeals for Federal Civil and Commercial Matters (“the CNACCF”), requesting its review. The CNACCF declared itself competent to review the appeal, granted the appeal and served the National Government with notice of said appeal. A decision regarding said appeal is currently pending.

On March 26, 2009, the First National Court of Appeals for Federal Administrative Litigious Matters issued a precautionary measure declaring the suspension of the exercise of Telecom Italia International N.V.’s rights set forth in the purchase option contract, upon request of the company Grupo Dracma S.A., presided by Mr. Adrián Werthein, and W de Argentina- Inversiones S.L. This suspension will be effective until the SC renders a final decision regarding the validity of the legal effects in Argentina of the Transaction described in d) below, or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first. Telecom Italia International N.V. filed a special federal appeal against said precautionary measure, and upon its rejection, filed an appeal with Argentina’s Supreme Court of Justice. The matter is still pending before Argentina’s Supreme Court of Justice.

Telecom Argentina has been informed that W de Argentina — Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s stock ledger, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. As of the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

With respect to Resolutions No. 483/2009 and No. 3/2010 issued by the Secretary of Internal Commerce (“SCI”) and the precautionary measure issued on August 31, 2009, by the First Instance Federal Court in Contentious Administrative Matters No. 6 dated August 31, 2009, in favor of Telecom Italia International N.V. regarding the Telecom Italia International N.V. Options, it is noted the following: (i) the administrative resolutions have been repealed; and (ii) the above-mentioned precautionary measure has been affirmed by the National Federal Court of Appeals in Contentious Administrative Federal Matters, Chamber III. A special federal appeal has been filed against this decision. At the time of issuance of these financial statements, the special federal appeal remains under review.

7 - Related party transactions (continued)

(c) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to the indirect shareholders of the Company.

(d) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. In accordance with the last public statement available (Telecom Italia S.p.A.’s financial statements as of September 30, 2009), Telco S.p.A. currently owns approximately 22.4% of Telecom Italia S.p.A.’s voting shares.

After the Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom and its subsidiaries.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework.

Consequently, the Transaction required the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts. Consequently, as of the date of issuance of these consolidated financial statements, those decisions are still pending.

Additional information on the Transaction and its consequences can be reviewed at www.cnv.gov.ar (section “Autopista de Información Financiera”) and at www.sec.gov.

(e) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007:

	As of December	As of December
	31, 2009	31, 2008
Investments
Nortel (Note 17.d)	$16	$—
Standard Bank S.A. (Note 17.c) (a)	16	4
	$32	$4
Accounts receivable
TIM Celular S.A. (b)	$3	$2
Telecom Italia S.p.A. (b)	2	3
Standard Bank S.A. (a)	5	$—
	$10	$5
Non-current investments
Nortel (Note 17.d)	$—	$6
	$—	$6
Current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$18	$12
Latin American Nautilus USA Inc. (b)	5	1
Telecom Italia S.p.A. (b)	3	2
Latin American Nautilus Argentina S.A. (b)	2	4
Etec S.A. (b)	2	1
Latin American Nautilus Ltd. (b)	—	3
TIM Celular S.A. (b)	—	1
Italtel Argentina S.A. (b) (c)	—	37
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	2	1
	$32	$62
Current debt
Standard Bank S.A. (a)	$3	$—
	$3	$—
Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$22	$24
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	—	1
	$24	$27

7 - Related party transactions (continued)

		Years ended December 31,
	Transaction description	2009	2008	2007
Services rendered:
TIM Celular S.A. (b)	Roaming	$12	$14	$12
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	9	7	6
Telecom Italia S.p.A. (b)	Roaming	7	6	7
Latin American Nautilus Argentina S.A. (b)	International inbound calls	1	1	2
Entel S.A. (Bolivia) (b) (d)	International inbound calls	—	—	3
Caja de Seguros S.A. (a)	Others	2	—	—
Standard Bank (a)	Usage of fixed telephony	9	5	5
Standard Bank (a)	Interest	3	—	1
Standard Bank (a)	Loss on derivatives	(9)	—	—
Nortel S.A	Interest	2	1	—
Total services rendered		$36	$34	$36
Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and data	$(75)	$(41)	$(17)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(27)	(14)	(28)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(7)	(5)	(6)
Etec S.A. (b)	International outbound calls	(7)	(4)	(4)
Latin American Nautilus USA Inc. (b)	International outbound calls	(6)	(2)	(1)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(4)	(4)	(1)
Entel S.A. (Bolivia) (b) (d)	International outbound calls	—	(1)	(5)
Italtel Argentina S.A. (b) (c)	Maintenance, materials and supplies	—	(6)	(3)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(13)	(10)	(8)
Caja de Seguros S.A. (a)	Insurance	(5)	(3)	(2)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	(2)	(1)	(1)
Caja de Ahorro y Seguro S.A. (a)	Insurance	—	—	(1)
Haras El Capricho S.A. (a)	Advertising	—	—	(1)
Total services received		$(146)	$(91)	$(78)
Purchases of fixed assets/intangible assets:
Latin American Nautilus Ltd.(b)		$11	$4	$—
Telecom Italia S.p.A. (b)		1	1	2
Latin American Nautilus Argentina S.A. (b)		1	2	1
Latin American Nautilus USA Inc. (b)		—	1	—
Telecom Italia Sparkle S.p.A. (b)		—	33	26
Italtel Argentina S.A. (b) (c)		—	111	85
Total fixed assets and intangible assets		$13	$152	$114

(a)          Such companies relate to W de Argentina - Inversiones S.L.

(b)         Such companies relate to Telecom Italia Group.

(c)          This company is no longer related party at December 2008.

(d)         This entity is no longer related party at April 2008.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(f) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and the Company), being the Company the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”).

The Shareholders’ Meeting of Cubecorp held on March 19, 2009, approved the merger, the corresponding financial statements and the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. The merger had effect since January 1st, 2009, when the Company assumed the rendering of Cubecorp’s services.

7 - Related party transactions (continued)

The Shareholders’ Meeting of Telecom, which in its Agenda was to consider all the documents of the merger, was first dated April 28, 2009 and subsequently dated September 9, 2009, but both times was provisionally suspended by resolutions of the Court of Appeals in Commercial Matters No. 2 in the file recorded as “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Rec. Denegado”, as described in d) above.

The relevance of the merger in the shareholders’ equity, in accordance with the results of the Merger Special Consolidated Balance Sheet of Cubecorp and Telecom prepared as of December 31, 2008, with effect as from the first hour of January 1st, 2009, was the following:

	Telecom	Cubecorp	Elimination	Merged balance sheet
Current assets	1,141	10	(6)	1,145
Non-current investments — Cubecorp	64	—	(64)	—
Other non-current assets	5,888	69	—	5,957
Total assets	7,093	79	(70)	7,102
Current liabilities	2,391	5	(6)	2,390
Non-current liabilities	682	10	—	692
Total liabilities	3,073	15	(6)	3,082
Shareholders’ equity	4,020	64	(64)	4,020
Total liabilities and shareholders’ equity	7,093	79	(70)	7,102

(g) Acquisition of Springville

On April 7, 2009, Personal acquired the shares of the Uruguayan company Springville for an amount of Uruguayan peso 237,180, equivalent to US$9,892. It was acquired for the purposes of rendering resale services relating to telecommunications in Uruguay and currently, it is requesting the permits required by the Uruguayan authorities to offer this type of services. At the date of issuance of these consolidated financial statements, Springville has not carried out any operations.

(h) Núcleo’s voluntary capital reduction

On June 5, 2009, Núcleo’s General Extraordinary Shareholders’ Meeting approved the voluntary capital reduction in an amount of Guaraníes 24,800 million (equivalent to $21), which was reimbursed to the shareholders in October 2009, cancelling 2,480 ordinary shares (1,674 corresponding to Personal, equivalent to $13). This reduction resulted in a gain of $13 included in the item line “Gain on equity investees” corresponding to the realization of the foreign currency translation adjustments originally included in the item line “Foreign currency translation adjustments” in the Shareholders’ equity.

8 - Debt

8.1. Short-term and long-term debt

As of December 31, 2009 and 2008, the Company’s short-term and long-term debt comprises the following:

	As of December	As of December
	31, 2009	31, 2008
Short-term debt:
- Principal:
Notes	$686	$1,255
Issue discount and underwriting fees	(1)	—
Bank loans	72	89
Subtotal	757	1,344
- Accrued interest	3	20
- Derivatives	3	—
- Effect on discounting of debt	—	(9)
Total short-term debt	$763	$1,355
Long-term debt:
- Principal:
Notes	$—	$690
Issue discount and underwriting fees	—	(2)
Bank loans	58	—
Total long-term debt	$58	$688
Total debt	$821	$2,043

8 - Debt (continued)

The following table segregates the Telecom Group’s debt by company as of December 31, 2009:

	Personal	Núcleo	Consolidated as of December 31, 2009	Consolidated as of December 31, 2008
• Principal	685	130	815	2,032
• Accrued interest	1	2	3	20
Subtotal	686	132	818	2,052
• Derivatives	3	—	3	—
• Effect on discounting of debt	—	—	—	(9)
Total debt	689	132	821	2,043
• Short-term debt	689	74	763	1,355
• Long-term debt	—	58	58	688

8.2. Debt of Telecom Argentina

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. On October 15, 2009, and together with the payment of interest, Telecom Argentina fully cancelled its financial debt. The debt was prepaid 5 years in advance of the repayment schedule originally agreed upon the financial creditors. By means of this, at December 31, 2009, Telecom Argentina has no financial debt.

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

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2009	B-	AA	B	AA-

During 2009, Personal purchased Notes pursuant to market purchase transactions, acquiring an aggregate principal nominal amount of US$ 19.5 million of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. Additional information is given in Note 18.

The following table shows the outstanding series of Notes as of December 31, 2009:

			Outstanding					Book value as of December 31, 2009 (in millions of $)				Fair value as
	Nominal value (in		nominal value (in		Term in	Maturity	Annual		Accrued	Issue discount and underwriting		of December
Series	millions)		millions)		years	date	rate %	Principal	interest	fees	Total	31, 2009
3	US$	240	US$	180	5	December 2010	9.25	686	1	(1)	686	721
							Total	686	1	(1)	686	721

2. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

•                  in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•                  if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

8 - Debt (continued)

3. Negative covenants

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

4. Events of default

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

(b) Núcleo

Debt in foreign currency (US$)

During fiscal year 2006, Núcleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million. During fiscal year 2009, Núcleo has cancelled the remaining US$ 1.6 million (equivalent to $5).

Debt in local currency (Guaraníes)

The following table shows the outstanding loans with banks with operations in Paraguay and the main terms as of December 31, 2009:

Nominal value (in million of	Amortization	Book value (in million of $)
Guaraníes)	term	Current	Non-current
67,180	2 years	26	29
36,800	1 year	30	—
32,000	2 years	10	16
15,400	2 years	4	9
7,000	2 years	2	4
158,380		72	58

The average annual rate of these loans is 9.64% in Guaraníes.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kind of operations.

9 - Shareholders’ equity

(a) Common stock

At December 31, 2009, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

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

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. From the total shares eligible for conversion approved by the Shareholders’ Meetings, 4,496,971 Class “C” ordinary shares were converted into Class “B” ordinary shares.

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

In October 2009, the comptroller of the PPP, who was timely appointed by the National Court of Federal Civil and Commercial No.10, informed to Telecom that he intends to obtain the release of the injunctions affecting part of the shares included in the Fund of Guarantee and Repurchase, for the purpose of allowing the cancellation of the balance belonging to former employees who had transferred their shares to the Fund.

10.                               Income tax

As describe in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of December 31, 2009 and 2008 consists of the following:

	As of December 31, 2009					As of
	Telecom	Personal	Núcleo	Telecom USA	Total	December 31, 2008

Income tax provision	$286	$503	$8	$—	$797	$635
Credit on minimum presumed income tax	(23)	—	—	—	(23)	(235)
Payments in advance of income taxes	(41)	(296)	(9)	—	(346)	(110)
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	3	—	—	—	3	—
Current Income tax payable (receivable)	225	207	(1)	—	431	290
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	13	—	—	—	13	—
Non current net deferred tax liabilities	187	10	—	2	199	224
Non-current Income tax payable	200	10	—	2	212	224
Total Income tax liabilities (assets)	$425	$217	$(1)	$2	$643	$514

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2009					As of
	Telecom	Personal	Núcleo	Telecom USA	Total	December 31, 2008
Tax loss carryforwards	$—	$1	$—	$—	$1	$2
Allowance for doubtful accounts	21	33	1	—	55	75
Provision for contingencies	141	43	—	—	184	155
Inventories	—	20	—	—	20	4
Other deferred tax assets	69	4	—	—	73	109
Total deferred tax assets	231	101	1	—	333	345
Fixed assets	(62)	(85)	7	(2)	(142)	(108)
Inflation adjustments (i)	(356)	(13)	(8)	—	(377)	(416)
Purchase price allocation of Cubecorp’s fixed assets	—	—	—	—	—	(23)
Derivatives (ii)	—	—	—	—	—	(5)
Estimated cash dividends receivable from foreign companies	—	—	—	—	—	(5)
Total deferred tax liabilities	(418)	(98)	(1)	(2)	(519)	(557)
Subtotal deferred tax (liabilities) assets	(187)	3	—	(2)	(186)	(212)
- Valuation allowance (Note 17.e)	—	(13)	—	—	(13)	(12)
Net deferred tax liabilities as of December 31, 2009	$(187)	$(10)	$—	$(2)	$(199)
Net deferred tax (liabilities) assets as of December 31, 2008	(iii) $ (219)	$(6)	$1	$—		$(224)

(i)   Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

(ii)  This deferred tax liability was generated by the effect of changes in the fair value of cash flow hedges.

(iii) Includes $(9) of net deferred tax liabilities incorporated on January 1st, 2009, from the merger with Cubecorp.

Income tax benefit (expense) for the years ended December 31, 2009, 2008 and 2007 consists of the following:

	Year ended December 31, 2009
	Telecom	Personal	Núcleo	Telecom USA	Total

Current tax expense	$(301)	$(511)	$(6)	$—	$(818)
Deferred tax benefit (expense)	31	(6)	(1)	(1)	23
Valuation allowance (Note 17.e)	—	(2)	—	—	(2)
Income tax expense	$(270)	$(519)	$(7)	$(1)	$(797)

	Year ended December 31, 2008
	Telecom	Personal	Núcleo	Telecom USA	Total

Current tax expense	$(238)	$(390)	$(7)	$—	$(635)
Deferred tax benefit	93	2	3	—	98
Valuation allowance (Note 17.e)	2	—	—	—	2
Income tax expense	$ (a) (143)	$(388)	$(4)	$—	$(535)

	Year ended December 31, 2007
	Telecom	Personal	Núcleo	Telecom USA	Total

Current tax expense	$—	$(116)	$(17)	$(1)	$(134)
Deferred tax expense	(159)	(87)	(1)	—	(247)
Valuation allowance	100	(11)	—	—	89
Current tax expense from discontinued operations	(63)	—	—	—	(63)
Income tax expense	$(122)	$(214)	$(18)	$(1)	$(355)

(a)          Includes $(2) corresponding to Cubecorp, entity that was merged in January 1st, 2009.

10.                               Income tax (continued)

Income tax benefit (expense) for the years ended December 31, 2009, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$3,130	$53	$3,183
Non taxable items — Gain on equity investees	(978)	—	(978)
Non taxable items — Other	24	20	44
Subtotal	2,176	73	2,249
Statutory income tax rate	35%	(* )
Income tax expense at statutory tax rate	(762)	(8)	(770)
Change in deferred assets and liabilities	(6)	—	(6)
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	(19)	—	(19)
Change in valuation allowance (Note 17.e)	(2)	—	(2)
Income tax expense as of December 31, 2009	$(789)	$(8)	$(797)

Pre-tax income on a separate return basis	$2,186	$39	$2,225
Non taxable items — Gain on equity investees	(731)	—	(731)
Non taxable items — Other	48	(15)	33
Subtotal	1,503	24	1,527
Statutory income tax rate	35%	(* )
Income tax expense at statutory tax rate	(527)	(2)	(529)
Additional income tax from cash dividends paid by foreign companies	(6)	(2)	(8)
Change in valuation allowance (Note 17.e)	2	—	2
Income tax expense as of December 31, 2008	$(531)	$(4)	$(535)

Pre-tax income on a separate return basis	$1,399	$89	$1,488
Non taxable items — Gain on equity investees	(391)	—	(391)
Non taxable items — Other	(34)	17	(17)
Subtotal	974	106	1,080
Statutory income tax rate	35%	(* )
Income tax expense at statutory tax rate	(341)	(12)	(353)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Change in valuation allowance	89	—	89
Income tax expense as of December 31, 2007	$(273)	$(19)	$(292)

(*)         The statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 33.5%, 20.5% and 39.5% in 2009, 2008 and 2007, respectively.

11.                               Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $1,111 as of December 31, 2009, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) below.

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

11. Commitments and contingencies (continued)

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

(d) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2009, the Company has established reserves in an aggregate amount of $526 to cover potential losses under these claims ($79 for regulatory contingencies deducted from assets and $447 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2009, these restricted funds totaled $34 (included in the caption “Other receivables”).

Below is a summary of the most significant claims and legal actions for which reserves have been established:

1.              Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of the Company against the National Government and the Company, requesting that Decree No. 395/92 — which expressly exempted the Company from issuing the profit sharing bonds provided in Law No. 23,696 — be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought — relying on arguments made by each case’s respective prosecutors — pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

11. Commitments and contingencies (continued)

In order to defend its rights, the Company filed various appeals against these unfavorable decisions, and although said decisions have not been reviewed by the National Supreme Court of Justice, it should be noted that the abovementioned ruling of the Supreme Court on the case against Telefonica has created a judicial precedent that, in the opinion of the legal counsel of the Company, increases the probability that the Company has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay —licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percentage of profit sharing, statue of limitation, distribution method between the beneficiaries of the program).

As of December 31, 2009, the management of the Company, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

2.              Tax matters included in the Law No. 26,476 “Tax Regularization Regime”

In December 2008, the National Congress approved Law No. 26,476, the “Law on Tax Regularization and Repatriation of Capital” establishing a regime for the regularization of tax liabilities, the repatriation of funds and the registration of employees. Title I of the law provides taxpayers with a complete exemption for penal responsibilities in tax matters, for fines and a partial exemption for interest arising out of tax or social security liabilities prior to December 31, 2007.

As discussed in previous financial statements, Telecom was party to various legal proceedings arising from claims by AFIP (the Argentine Federal Tax Authority) with regards to:

(i)  AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from disagreements in the calculation of depreciation of its fiber optic network.

(ii) AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging certain deductions for bad debt expenses of Telecom Argentina.

Upon detailed analysis of the Regularization Regime, the Company decided to settle the AFIP’s claims in the time-frame established by Title I of the above-mentioned law.

The Company’s compliance with the Regularization Regime resulted in a reversion of reserves and recognition of a new debt owed to AFIP in the amount of $38 (nominal value), $2 payable upon Telecom Argentina’s joining the Regime and the balance payable in 120 monthly installments at an annual interest rate of 9%. The Company has also recognized a liability for legal fees in connection with these regularized processes estimated at $14 (nominal value). The value of both liabilities has been estimated at net present value according to Argentine GAAP and has been set forth under the section “Taxes payable” and “Other liabilities” in the consolidated balance sheet, classified by each liability’s nature and due date. The corresponding entries to the Income statement were classified under “Financial results, net - generated by liabilities”, “Other expenses, net,” and “Income taxes -current and deferred-” as appropriate.

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

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2009, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefonica appealed this judgment before the corresponding Federal Court. In June 2009, the Court revoked the ruling of the Fiscal Court and nullified the tax assessment that had been appealed.

The management of the Company together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments and that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

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

Other claims

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

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is still pending.

11. Commitments and contingencies (continued)

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

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is ready for sentence, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this proceeding, or reasonably estimate a range of possible loss given the current status of the litigation.

12 - Changes in useful lives of fixed assets in the Telecom Group

The Telecom Group performed an integral review of the useful lives of the fixed assets taking into account the rapid evolution of the telecommunications industry.

During the second quarter of 2009, the Company engaged independent appraisals (“Organización Levín de Argentina S.A.”) to reassess the appropriateness of the remaining useful lives of their fixed assets and certain intangible assets as from January 1st, 2009. As a result of the work, the independent appraisals confirmed the appropriateness of the existing useful lives of Telecom Argentina and Personal’s fixed assets with some exceptions as follows:

•                 Telecom Argentina

External access copper cables based on the analysis of the materials used for the deployment of the copper network, its state of maintenance, the replacement plans, the extensive development of Broadband over copper networks and the depreciation policies applied by other operators, the independent appraisals recommended to extend the current useful life as of December 31, 2008, from a total of 15 years to a total of 18 years.

TDM Switches based on the Company plans for improvement and maintenance of the existing switches which will allow at least their continuous use until late 2014, the independent appraisals recommended to extend their remaining useful life until December 31, 2014. They also recommended that TDM additions that may occur as from fiscal year 2009 shall be depreciated considering the mentioned time limit.

Customer premises transmission equipment the dynamism of telecommunications, the incremental bandwidth required by customers as well as technological advances, significantly reduce the possibility to reuse these types of equipment once the first stage of contracts with customers is over. Considering these facts, the independent appraisals recommended to shorten the useful life of the existing customer premises equipment from the current 5 years to 3 years. They also suggested that new additions as from January 1st, 2009 shall be depreciated in 3 years.

•                 Personal

2G GSM technology equipment balances are included within fixed asset item lines categorized as “Wireless network access” and “Switching”. The independent report states that 2G GSM technology in Argentina may be seriously affected by new replacement technology during the year 2017. The specialist recommended:

(i)                      to extend only the remaining useful life of the 2007-2008 acquisitions by 2 years;

(ii)                   to maintain the current useful life (7 years) for the 2009-2010 acquisitions; and

(iii)                to perform a new reassessment by the end of fiscal year 2011.

Software obtained or developed for internal use comprises different system modules which will be gradually replaced. New useful lives were estimated to accommodate the planned replacement dates, resulting in a general extension of the useful life of the related assets.

12 - Changes in useful lives of fixed assets in the Telecom Group (continued)

Accordingly, the Telecom Group adopted the recommendations of the independent appraisals affecting the charge for depreciation as from January 1st, 2009. This change resulted in a $129 decrease in depreciation expense ($84 net of tax effect) for the year ended December 31, 2009 ($113 in the Voice, data and Internet segment and $16 in the Wireless segment).

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

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)
Wireless	Personal
Núcleo
Springville (i)

(i)                                       Dormant entity at December 31, 2009, 2008 and 2007.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

13.          Segment information (continued)

For the years ended December 31, 2009, 2008 and 2007, more than 95% of the Company’s revenues were from sales generated in Argentina. More than 93% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2009

•             Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Núcleo	Subtotal	Total
Services	4,114	6,832	435	7,267	11,381
Equipment sales	43	796	6	802	845
Net sales	4,157	7,628	441	8,069	12,226
Salaries and social security	(1,151)	(314)	(39)	(353)	(1,504)
Taxes	(266)	(716)	(17)	(733)	(999)
Maintenance, materials and supplies	(408)	(165)	(24)	(189)	(597)
Bad debt expense	(33)	(96)	(2)	(98)	(131)
Interconnection costs	(180)	—	—	—	(180)
Cost of international outbound calls	(152)	—	—	—	(152)
Lease of circuits	(83)	(34)	(25)	(59)	(142)
Fees for services	(214)	(270)	(16)	(286)	(500)
Advertising	(118)	(216)	(26)	(242)	(360)
Agent commissions and distribution of prepaid cards commissions	(50)	(794)	(34)	(828)	(878)
Other commissions	(55)	(128)	(7)	(135)	(190)
Roaming	—	(164)	(4)	(168)	(168)
Charges for TLRD	—	(675)	(55)	(730)	(730)
Cost of sales	(46)	(1,082)	(9)	(1,091)	(1,137)
Others	(322)	(308)	(28)	(336)	(658)
Operating income before depreciation and amortization	1,079	2,666	155	2,821	3,900
Depreciation of fixed assets and amortization of intangible assets	(663)	(381)	(94)	(475)	(1,138)
Operating income	416	2,285	61	2,346	2,762
Gain on equity investees	—	13	—	13	13
Financial results, net	(172)	(150)	(7)	(157)	(329)
Other expenses, net	(148)	(79)	(2)	(81)	(229)
Net income before income tax and noncontrolling interest	96	2,069	52	2,121	2,217
Income tax expense, net	(271)	(519)	(7)	(526)	(797)
Noncontrolling interest	—	—	(15)	(15)	(15)
Net (loss) income	(175)	1,550	30	1,580	1,405

(a)          Includes net sales of $42, operating income before depreciation of $15, operating profit of $11 and net income of $10 corresponding to Telecom USA.

•             Balance sheet information

Fixed assets, net	4,176	(b)	2,192	471	2,663	6,839
Intangible assets, net	176		594	3	597	773
Capital expenditures (without ARO and debt issue costs)	915	(b)	790	116	906	1,821
Depreciation of fixed assets	(646)		(379)	(94)	(473)	(1,119)
Amortization of intangible assets (without debt issue costs)	(17)		(2)	—	(2)	(19)
Net financial asset (debt)	579	(b)	4	(114)	(110)	469

(b)         In Fixed assets, net and Capital expenditures, includes $1 from Springville; in Net financial asset, includes $2 of Cash and banks from Springville.

•             Cash flow information

Cash flows provided by operating activities	1,607	1,549	132	1,681	3,288
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(852)	(566)	(73)	(639)	(1,491)
Decrease (increase) in investments not considered as cash and cash equivalents and other	268	(8)	—	(8)	260
Total cash flows used in investing activities	(584)	(574)	(73)	(647)	(1,231)
Cash flows from financing activities
Debt proceeds	—	218	143	361	361
Payment of debt	(1,442)	(293)	(117)	(410)	(1,852)
Payment of interest and debt-related expenses	(84)	(71)	(13)	(84)	(168)
Cash dividends paid	—	—	(19)	(19)	(19)
Payment of capital reimbursement of Núcleo	—	—	(8)	(8)	(8)
Inter-segment transfers of cash	730	(697)	(33)	(730)	—
Total cash flows used in financing activities	(796)	(843)	(47)	(890)	(1,686)
Increase in cash and cash equivalents	227	132	12	144	371
Cash and cash equivalents at the beginning of the year	352	544	6	550	902
Cash and cash equivalents at year end	579	(b) 676	18	694	1,273

13.          Segment information (continued)

For the year ended December 31, 2008

•             Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Núcleo	Subtotal	Total
Services	3,612	5,853	382	6,235	9,847
Equipment sales	41	712	8	720	761
Net sales	3,653	6,565	390	6,955	10,608
Salaries and social security	(931)	(256)	(30)	(286)	(1,217)
Taxes	(230)	(590)	(12)	(602)	(832)
Maintenance, materials and supplies	(371)	(137)	(20)	(157)	(528)
Bad debt expense	(10)	(55)	(2)	(57)	(67)
Interconnection costs	(156)	—	—	—	(156)
Cost of international outbound calls	(145)	—	—	—	(145)
Lease of circuits	(67)	(38)	(19)	(57)	(124)
Fees for services	(181)	(208)	(11)	(219)	(400)
Advertising	(137)	(224)	(27)	(251)	(388)
Agent commissions and distribution of prepaid cards commissions	(43)	(691)	(35)	(726)	(769)
Other commissions	(51)	(104)	(4)	(108)	(159)
Roaming	—	(174)	(3)	(177)	(177)
Charges for TLRD	—	(707)	(57)	(764)	(764)
Cost of sales	(40)	(978)	(10)	(988)	(1,028)
Others	(257)	(242)	(25)	(267)	(524)
Operating income before depreciation and amortization	1,034	2,161	135	2,296	3,330
Depreciation of fixed assets and amortization of intangible assets	(822)	(375)	(92)	(467)	(1,289)
Operating income	212	1,786	43	1,829	2,041
Financial results, net	(166)	(102)	3	(99)	(265)
Other expenses, net	(212)	(56)	—	(56)	(268)
Net (loss) income before income tax and noncontrolling interest	(166)	1,628	46	1,674	1,508
Income tax, net	(143)	(388)	(4)	(392)	(535)
Noncontrolling interest	—	—	(12)	(12)	(12)
Net (loss) income	(309)	1,240	30	1,270	961

(a)          Includes net sales of $40, operating income before depreciation of $10, operating profit of $8 and net income of $8 corresponding to Telecom USA. It also includes net sales of $6, operating loss before depreciation of $(1), operating loss of $(3) and net loss of $(4) corresponding to Cubecorp.

•             Balance sheet information

Fixed assets, net	4,032	1,788	368	2,156	6,188
Intangible assets, net	173	598	1	599	772
Capital expenditures (without ARO and debt issue costs)	924	661	102	763	1,687
Net book value of Cubecorp’s fixed assets included in the acquisition of shares	132	—	—	—	132
Depreciation of fixed assets	(806)	(370)	(91)	(461)	(1,267)
Amortization of intangible assets (without debt issue costs)	(16)	(5)	(1)	(6)	(22)
Net financial debt	(679)	(139)	(85)	(224)	(903)

•             Cash flow information

Cash flows provided by operating activities	1,781	1,435	103	1,538	3,319
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(826)	(636)	(99)	(735)	(1,561)
Acquisition of Cubecorp	(97)	—	—	—	(97)
Decrease (increase) in investments not considered as cash and cash equivalents and other	346	(5)	—	(5)	341
Total cash flows used in investing activities	(577)	(641)	(99)	(740)	(1,317)
Cash flows from financing activities:
Debt proceeds	—	3	88	91	91
Payment of debt	(1,197)	(208)	(39)	(247)	(1,444)
Payment of interest and debt-related expenses	(109)	(72)	(4)	(76)	(185)
Cash dividends paid	—	—	(20)	(20)	(20)
Inter-segment transfers of cash	231	(194)	(37)	(231)	—
Total cash flows used in financing activities	(1,075)	(471)	(12)	(483)	(1,558)
Increase (decrease) in cash and cash equivalents	129	323	(8)	315	444
Cash and cash equivalents at the beginning of the year	223	221	14	235	458
Cash and cash equivalents at year end	352	544	6	550	902

13.          Segment information (continued)

For the year ended December 31, 2007

•             Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Núcleo	Subtotal	Total
Services	3,284	4,756	426	5,182	8,466
Equipment sales	18	583	7	590	608
Net sales	3,302	5,339	433	5,772	9,074
Salaries and social security	(744)	(188)	(28)	(216)	(960)
Taxes	(204)	(453)	(11)	(464)	(668)
Maintenance, materials and supplies	(303)	(115)	(18)	(133)	(436)
Bad debt expense	(12)	(57)	(2)	(59)	(71)
Interconnection costs	(151)	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	(138)
Lease of circuits	(58)	(31)	(18)	(49)	(107)
Fees for services	(140)	(158)	(9)	(167)	(307)
Advertising	(89)	(195)	(22)	(217)	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	(704)
Other commissions	(46)	(80)	(4)	(84)	(130)
Roaming	—	(149)	(2)	(151)	(151)
Charges for TLRD	—	(556)	(53)	(609)	(609)
Cost of sales	(22)	(867)	(8)	(875)	(897)
Others	(180)	(178)	(29)	(207)	(387)
Operating income before depreciation and amortization	1,186	1,692	174	1,866	3,052
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	(1,416)
Operating income	358	1,182	96	1,278	1,636
Financial results, net	(262)	(185)	6	(179)	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(98)
Net income before income tax and noncontrolling interest	35	962	100	1,062	1,097
Income tax, net	(60)	(214)	(18)	(232)	(292)
Noncontrolling interest	—	—	(23)	(23)	(23)
Net (loss) income from continuing operations	(25)	748	59	807	782
Income from discontinued operations	102	—	—	—	102
Net income	77	748	59	807	884

(a)          Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom USA.

•             Balance sheet information

Fixed assets, net	3,927	1,494	317	1,811	5,738
Intangible assets, net	154	606	—	606	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	(39)
Net financial debt	(1,358)	(612)	(23)	(635)	(1,993)

•             Cash flow information

Cash flows provided by operating activities from continuing operations	1,738	1,052	156	1,208	2,946
Cash flows from investing activities from continuing operations
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	(1,243)
Increase in investments not considered as cash and cash equivalents and other	(511)	(1)	—	(1)	(512)
Total cash flows used in investing activities from continuing operations	(1,111)	(548)	(96)	(644)	(1,755)
Cash flows from financing activities from continuing operations
Debt proceeds	—	—	45	45	45
Payment of debt	(889)	(371)	(30)	(401)	(1,290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	(293)
Cash dividends paid	—	—	(38)	(38)	(38)
Inter-segment transfers of cash		43	(43)	—	—
Total cash flows used in financing activities from continuing operations	(1,071)	(436)	(69)	(505)	(1,576)
Cash flows from investing activities from discontinued operations
Proceeds for the sale of equity investees	182	—	—	—	182
Total cash flows provided by investing activities from discontinued operations	182	—	—	—	182

(Decrease) increase in cash and cash equivalents from continuing operations	(444)	68	(9)	59	(385)
Increase in cash and cash equivalents from discontinued operations	182	—	—	—	182
(Decrease) increase in cash and cash equivalents	(262)	68	(9)	59	(203)
Cash and cash equivalents at the beginning of the year	485	153	23	176	661
Cash and cash equivalents at year end	223	221	14	235	458

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

Balance sheets:

	As of December	As of December
	31, 2009	31, 2008
ASSETS
Current Assets
Cash and banks	$26	$19
Investments	552	552
Accounts receivable, net	724	487
Other receivables, net	79	77
Other assets, net	6	6
Total current assets	1,387	1,141
Non-Current Assets
Other receivables, net	46	55
Investments (i)	1,915	1,825
Fixed assets, net	4,170	3,898
Intangible assets, net	176	171
Other assets, net	3	3
Total non-current assets	6,310	5,952
TOTAL ASSETS	$7,697	$7,093
LIABILITIES
Current Liabilities
Accounts payable	$931	$813
Debt	—	1,263
Salaries and social security payable	244	195
Taxes payable	263	59
Other liabilities	39	36
Contingencies	57	25
Total current liabilities	1,534	2,391
Non-Current Liabilities
Accounts payable	24	27
Salaries and social security payable	81	82
Taxes payable	202	212
Other liabilities	153	116
Contingencies	267	245
Total non-current liabilities	727	682
TOTAL LIABILITIES	$2,261	$3,073
SHAREHOLDERS’ EQUITY	$5,436	$4,020
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,697	$7,093

(i) Includes $1,914 and $1,824 as of December 31, 2009 and 2008, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of December 31, 2009, includes $1,909 and $5, corresponding to Personal and Telecom USA, respectively. As of December 31, 2008, includes $1,691, $129 and $4, corresponding to Personal, Cubecorp and Telecom USA, respectively.

Statements of income:

	Years ended December 31,
	2009	2008	2007
Results from continuing operations
Net sales	$4,816	$4,226	$3,772
Cost of services	(2,498)	(2,355)	(2,076)
Gross profit	2,318	1,871	1,696
General and administrative expenses	(285)	(233)	(189)
Selling expenses	(981)	(856)	(681)
Operating income	1,052	782	826
Gain on equity investees (i)	937	694	328
Financial results, net	(171)	(162)	(260)
Other expenses, net	(143)	(210)	(51)
Net income before income tax	1,675	1,104	843
Income tax (expense) benefit, net	(270)	(143)	(59)
Net income from continuing operations	1,405	961	784
Income from discontinued operations	—	—	100
Net income	$1,405	$961	$884

(i) The gain on equity investees includes:

	Years ended December 31,
	2009	2008	2007
Personal	$936	$694	$328
Telecom Argentina USA	1	2	—
Cubecorp	—	(2)	—
Total	$937	$694	$328

14.          Unconsolidated information (continued)

Condensed statements of cash flows:

	Years ended December 31,
	2009	2008	2007
Cash flows provided by operating activities from continuing operations	$1,603	$1,774	$1,732
Cash flows from investing activities from continuing operations
Acquisition of fixed and intangible assets	(847)	(818)	(595)
Dividends received	730	220	—
Acquisition of Cubecorp and paid in capital	2	(109)	—
Decrease (increase) in investments not considered as cash and cash equivalents and other concepts	268	357	(511)
Total cash flows provided by (used in) investing activities from continuing operations	153	(350)	(1,106)
Cash flows from financing activities from continuing operations
Payment of debt	(1,442)	(1,188)	(889)
Payment of interest and debt-related expenses	(84)	(109)	(182)
Total cash flows used in investing activities from continuing operations	(1,526)	(1,297)	(1,071)
Cash flows from investing activities from discontinued operations
Proceeds from the sale of equity investments	—	—	182
Total cash flows provided by investing activities from discontinued operations	—	—	182

Increase (decrease) in cash and cash equivalents from continuing operations	230	127	(445)
Increase in cash and cash equivalents from discontinued operations	—	—	182
Increase (decrease) in cash and cash equivalents	230	127	(263)
Cash and cash equivalents at the beginning of year	348	221	484
Cash and cash equivalents at the end of the year	$578	$348	$221

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

	Years ended December 31,
	2009	2008	2007
Reconciliation of net income:
Total net income under Argentine GAAP	$1,405	$961	$884
US GAAP adjustments:
Foreign currency translation (a)	—	—	(2)
Depreciation of foreign currency exchange differences (b.2)	10	39	104
Telecom Argentina’s Debt Restructurings (c)	—	—	296
Fair value option for Notes of Telecom Argentina (d)	(253)	205	—
Other adjustments (e)	(25)	(16)	9
Tax effects on US GAAP adjustments (f)	89	(80)	(143)
Noncontrolling interest (g)	15	12	21
Net income under US GAAP	$1,241	$1,121	$1,169

	As of December 31,
	2009	2008	2007
Reconciliation of total equity:
Total equity under Argentine GAAP	$5,436	$4,020	$3,030
US GAAP adjustments:
Foreign currency translation (a)	—	—	(49)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (b.2)	727	717	678
Telecom Argentina’s Debt Restructurings (c)	—	—	(579)
Fair value option for Notes of Telecom Argentina (d)	—	253	—
Other adjustments (e)	(24)	(12)	3
Tax effects on US GAAP adjustments (f)	28	(61)	239
Noncontrolling interest (g)	92	81	56
Total equity under US GAAP	$5,475	$4,214	$2,594

15.          Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2009	2008	2007
Description of changes in total equity under US GAAP:
Total equity as of the beginning of the year	$4,214	$2,594	$1,443
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	—	408	—
Other comprehensive income	24	78	3
Noncontrolling interest variation	(4)	13	(21)
Net income under US GAAP	1,241	1,121	1,169
Total equity as of the end of the year	$5,475	$4,214	$2,594

(*) Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579
Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268
Difference between book value and fair value of debt (i)-(ii)		$635

Reversal of Telecom Argentina debt issuance costs
Net carrying value of debt issue costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issue costs	(1)
Adjustment for net carrying value of debt issuance costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)
Total cumulative-effect adjustment, net of tax effect		$408

a) Foreign currency translation

As indicated in Note 4.a, under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using the year-end exchange rate in accordance with RT 18. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, Accounting Standards Codification (“ASC”) 830 requires determination of the functional currency related to foreign subsidiaries. In the case of foreign subsidiaries whose local currency is not the functional currency, the remeasurement of assets and liabilities to the functional currency is required prior to translation of assets and liabilities using the year-end exchange rate to the reporting currency.

Until December 31, 2007, the functional currency of Núcleo, a Paraguayan subsidiary, was the US dollar. Therefore, following the guidelines established in ASC 830, remeasurement adjustments were included in the income statement, while translation adjustments from the functional currency to the reporting currency, the Argentine Peso, were recorded as a separate component of shareholders’ equity.

Based on significant changes in the economic facts and circumstances affecting the operations of Núcleo, such as the generation of a substantial portion of its service revenues in guaraníes and the changes on the currency of its financial indebtedness from US dollar to guaraní, management has concluded that, as from year 2008, the Paraguayan currency, the guaraní, is the functional currency of such subsidiary.

Consequently, since January 1st, 2008, the functional currency of Núcleo has been changed from the US dollar to the guaraní.

The effects of such change were applied prospectively since the beginning of the year 2008. As the change resulted in the elimination of the reconciling item between Argentine GAAP and US GAAP, as from January 1st, 2008 there is no reconciling item that affects net income and total equity for the years 2009 and 2008.

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its depreciation were reversed.

b.2) This adjustment represents the effect on depreciation for the years ended December 31, 2009, 2008 and 2007 and the accumulated depreciation at each year-end, of the adjustment described in b.1) above.

15.          Differences between Argentine GAAP and US GAAP (continued)

c) Telecom Argentina’s Debt Restructurings

As discussed in Note 8.2 in year 2005 Telecom Argentina issued Notes in connection with the restructuring of its outstanding indebtedness (“Debt Restructuring”). The Debt Restructuring involved (i) the full settlement of certain outstanding loans of the Company and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the Company with modified terms. In connection with (ii), the Company issued new debt instruments.

Under Argentine GAAP, the new debt instruments issued by Telecom Argentina were recorded at estimated net present value at restructuring date.

Under US GAAP, the Company concluded under ASC 470-60 that the Debt Restructuring represented a “troubled debt restructuring”. Accordingly, under US GAAP, the Debt Restructuring was accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

US GAAP reconciling item of net income for the year ended December 31, 2007 reflects the (i) reversal of the loss on accretion recognized under Argentine GAAP, (ii) reversal of interest expense of new debt instruments computed under Argentine GAAP, (iii) gain arising under US GAAP from principal prepayments and (iv) computation of interest expense under US GAAP.

This measurement criterion under US GAAP detailed above has been applied to the restructured debts of Telecom Argentina until December 31, 2007, the moment in which the Company adopted the amendments made to ASC 825 as described in d) below.

d) Fair value option for Notes of Telecom Argentina

On January 1, 2008, the Company adopted the provisions of ASC 825 regarding fair value option for valuation of financial assets and liabilities. The fair value option can be elected on an instrument by instrument basis. The Company elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring and were accounted for under US GAAP as described in c) above. Management of the Company believed that the fair value option better reflected the current value of the debt and approximated such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the derivative contracts entered into in connection with this debt, which were recorded at fair value both under US GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences existed between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to US GAAP for these instruments).

As a result of the election to fair value all series of the Notes of Telecom Argentina, the Company reversed the associated debt issuance costs previously capitalized.

The adjustment under US GAAP, net of tax effect, at the adoption date was $408 ($0.41 peso per share), which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of the fair value measurement were shown as a reconciliation item in the reconciliation between Argentine GAAP and US GAAP for each year.

On October 15, 2009, Telecom has cancelled the outstanding debt issued in accordance with the terms and conditions of the APE. As a result, the Company reversed the fair value adjustment made as of December 31, 2008 by $253, which was shown as an adjustment between net income under Argentine GAAP and US GAAP for the year 2009.

e) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

Included in the reconciliation of net income:

	Years ended December 31,
	2009	2008	2007
Inventories	$9	$(16)	$8
Present-value accounting	(21)	—	1
Foreign currency translation adjustment realized on Capital reimbursement of Núcleo	(13)	—	—
Fixed assets held for sale	—	—	(1)
Cost related to certain amendments of restructured debt terms	—	—	1
Total other adjustments (e)	$(25)	$(16)	$9

15.          Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of total equity:

	As of December 31,
	2009	2008	2007
Inventories	$1	$(8)	$8
Present-value accounting	(23)	(2)	(2)
Fixed assets held for sale	(2)	(2)	(2)
Cost related to certain amendments of restructured debt terms	—	—	(1)
Total other adjustments (e)	$(24)	$(12)	$3

•  Inventories

As indicated in Note 4.i., under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

The adjustment corresponds to the difference between inventories at replacement cost and inventories at cost using the “First in first out” method (“FIFO”).

•  Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these liabilities is precluded.

•  Foreign currency translation adjustment realized on Capital reimbursement of Núcleo

Under Argentine GAAP, RT 18 requires translation adjustments to be disclosed and accumulated in a separate category of equity until the sale of the investment or until total or partial capital reimbursement takes place. Under US GAAP, ASC 830, requires translation adjustments to be disclosed and accumulated in a separate component of the consolidated equity until sale or until complete or substantially complete liquidation of the net investment in the foreign entity takes place. Consequently, the foreign currency translation gain adjustment realized on Capital reimbursement of $13 booked under Argentine GAAP must be reversed under US GAAP.

•  Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at the lower of cost less accumulated depreciation at the time of transfer to the held-for-sale category, or market. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions of ASC 360 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the years presented represents the higher depreciation of such assets held and used under US GAAP as of each year-end.

•  Costs related to certain amendments of restructured debt terms

During 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment were deferred and amortized under the interest method over the remaining life of the related debt.

However, under US GAAP, the Company followed the guidance in ASC 470-50 which provides more specific rules to address how to account for costs related to the modification of debt terms. Under ASC 470-50, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred with third parties during 2006 were expensed as incurred under US GAAP.

However, since the adoption of fair value measurement for Notes of Telecom Argentina as described in d) above, this US GAAP reconciliation item related to debt issuance costs of the Company has been eliminated.

f) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

15.          Differences between Argentine GAAP and US GAAP (continued)

g) Noncontrolling interest

The Company adopted in year 2009, the provisions of ASC 810 regarding accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary requiring that: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. As a result of the adoption of these standards, a reconciling item for the Noncontrolling interest was included within the Total equity and Net income under US GAAP and, additionally, the adjustment included until December 31, 2008 for the effect of Noncontrolling interest on the US GAAP adjustments was eliminated.

Net income under US GAAP for each year presented and Total equity under US GAAP as of each year-end are comprised as follows:

Net income under US GAAP

	Years ended December 31,
	2009	2008	2007
Net Income under US GAAP attributable to Telecom Argentina	$1,226	$1,109	$1,148
Net Income under US GAAP attributable to Noncontrolling Interest	15	12	21
Net income under US GAAP	$1,241	$1,121	$1,169

Total equity under US GAAP

	As of December 31,
	2009	2008	2007
Total Telecom Argentina Shareholders’ equity under US GAAP	$5,383	$4,133	$2,538
Noncontrolling Interest under US GAAP	92	81	56
Total equity under US GAAP	$5,475	$4,214	$2,594

Changes in Noncontrolling interest under US GAAP for each year presented are comprised as follows:

Description of Changes in
Noncontrolling Interest under US GAAP

	Years ended December 31,
	2009	2008	2007
Noncontrolling Interest as of the beginning of the year	$81	56	$56
Dividends	(12)	(20)	(24)
Noncontrolling interest’s foreign currency translation adjustments	14	33	3
Foreign currency translation adjustment realized on Capital reimbursement of Núcleo	(6)	—	—
Net income under US GAAP	15	12	21
Noncontrolling Interest as of the end of the year	$92	$81	$56

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

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on total equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

i) Other Derivatives

As discussed in Note 8, the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contained derivative instruments that were “embedded” in the financial instruments, i.e. optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives were clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to the requirements of ASC 815. Since it was determined that the embedded derivative possessed economic characteristics that were clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

15.          Differences between Argentine GAAP and US GAAP (continued)

j) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected discounted cash flows from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

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

k) Accounting for Uncertainty in Income Taxes

Since January 1st, 2007, the Company has adopted the provisions of ASC 740-10 in relation with the accounting for uncertainty in Income Taxes. The adoption did not have any impact on the Company’s results of operations or on its Shareholders’ equity. Disclosures required under ASC 740-10 are not included because uncertain tax positions are immaterial.

II. Additional disclosure requirements

a)   Disclosure of lease information

Under US GAAP, additional disclosures are required as per ASC 840, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2019. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2009, are as follows:

Year ending December 31, 2010	95
Year ending December 31, 2011	62
Year ending December 31, 2012	20
Year ending December 31, 2013	9
Thereafter	9
Total	$195

Rental expense and lease of circuits for the years ended December 31, 2009, 2008 and 2007 are included in Note 17 h) under Lease of circuits and Rental expense accounts.

Information related to financial leases as of December 31, 2009 is described in Note 4.n.

b)   Additional disclosure related to financial assets and liabilities recognized at “fair value”.

Since 2008, the Company adopted provisions of ASC 820 regarding the definition of the fair value of assets and liabilities and the framework to measure it. Its implementation had no impact on the valuation of assets and liabilities which were already recognized at fair value. However, ASC 820 establishes requirements for additional information disclosed in this section.

Among other things, ASC 820 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques (market approach, income approach and cost approach). According to ASC 820, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The levels of hierarchy of “fair value” under ASC 820 are:

•      Level 1: Fair value determined by observable inputs in active markets for the same assets or liabilities.

•      Level 2: Fair value determined based on observable inputs that can result in prices of similar assets or liabilities in active markets, prices for identical assets or liabilities in inactive markets or from observable market correlation or other means.

15.          Differences between Argentine GAAP and US GAAP (continued)

•      Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2009 and 2008, their inputs, valuation techniques and the level of hierarchy, are listed below:

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): These derivative financial instruments are included in other current receivables and in current debt by $1 and $3, respectively, as of December 31, 2009. Their fair value arises from quoted market prices provided by major financial institutions, therefore their valuation is classified as Level 2.

Comparatively, derivative financial instruments included in other current receivables amounted $22 as of December 31, 2008. Their fair value was determined by information obtained in the “Open Electronic Market” (the MAE), the most representative market for this type of instruments in Argentina. As the MAE determines the values based on actual transactions and calculations regarding the volatility of the currency, the derivative financial instruments’ valuation was classified as Level 2.

Mutual Funds: These funds are included in current investments. The amount as of December 31, 2009 and 2008, is $ 136 and $148, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year end; therefore its valuation is classified as Level 1.

Telecom Argentina notes: As detailed in I.d) above, Telecom Argentina Notes were recognized at fair value under US GAAP as of December 31, 2008. The fair value of these notes, which are included in current and non - current debt, was $ 1,009 as of December 31, 2008. The fair value of these notes was based on the purchase price of notes bought by the Company in the last quarter of 2008 or, if the purchase price was not available, on the average quoted market prices provided by financial agencies. Therefore its valuation is classified as Level 2. As detailed in I.d) above, these notes were cancelled during 2009.

c)   Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments. Under US GAAP, it is required to disclose fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Additionally it is required the disclosure of credit risk concentrations. See Note 3.g. for details of concentration of credit risk. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2009 and 2008 are as follows:

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

15.          Differences between Argentine GAAP and US GAAP (continued)

Debt

The fair value of the Company’s debt as of December 31, 2009 and 2008 is based on the purchase price of notes bought by the Company or, if purchase price is not available, on the average quoted market prices. As of December 31, 2009, the fair value of the Company’s debt was $853 and the related carrying amount was $818 under Argentine GAAP. As of December 31, 2008, the fair value of the Company’s debt was $1,702 and the related carrying amount was $2,043 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

d)              Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. Furthermore, Argentine economy was affected in year 2009 by the international financial crisis as well as many other countries worldwide. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and monetary and currency exchange and price controls. Most of all of these factors occurred at various times in the past few years and still occur today in the Company’s core target market in Argentina. The Company has no control over these matters.

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

e)         Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2009 and 2008 was $44 and $37, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2009 and 2008 were not significant.

f)           Segment Information

As discussed in Note 13, the Company has identified its operating segments to be the six legal entities through which it conducts business. The identification of these segments is consistent with the requirements of ASC 280-10.

Under Argentine GAAP, the Company has combined these operating segments into two reportable segments based on the nature of products and services provided by the entities. The two reportable segments under Argentine GAAP are: Voice, data and Internet services and Wireless services.

ASC 280-10 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

The Company has assessed whether the operating segments combined to create the “Wireless services” reportable segment have similar economic characteristics. As such, the Company determined that Núcleo (the subsidiary which provides wireless services in Paraguay) does not show similar long-term average gross margins with those of Personal. Accordingly, following the guidance in ASC 280-10, Núcleo would not be aggregated together with Personal to create one reportable segment, but rather it would be shown as a separate operating segment.

15.          Differences between Argentine GAAP and US GAAP (continued)

Even though Núcleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 13 to the consolidated financial statements discloses information for both Personal and Núcleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Núcleo is already disclosed in Note 13, the effect of the application of ASC 280-10 would only be the (i) elimination of the column totaling Personal and Núcleo and (ii) labeling Núcleo as a separate Wireless segment.

g)        Sale of equity interest in Publicom

As discussed in Note 4.w) under Argentine GAAP, the sale of equity interest in Publicom has been accounted for as “Discontinued operation”.

Additionally, the Company has assessed whether this transaction shall be accounted for as a “Discontinued operation” under US GAAP in accordance with ASC 360.

The Company has concluded that the disposal of Publicom meets the conditions stated under US GAAP to be reported as discontinued operations. Although this disposal transaction is expected to be generated continuing cash flows by Telecom Argentina as result of its continuing involvement, the Company has considered that such continuing cash flows are not significant compared to those that would have been generated by Publicom absent the sale transaction and there is no significant continuing involvement in the operations and core business of Publicom. As a consequence, the Company concluded that classification of the sale of Publicom as a discontinued operation is also appropriate under US GAAP.

h)        Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax asset or liability has been classified as a non-current tax receivable or payable as of each year end.

Under US GAAP, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2009, the net current deferred tax asset was $128 and the net non-current deferred tax liability was $299 under US GAAP. As of December 31, 2008, the net current and non-current deferred tax liability was $273 and $12, respectively under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11, the Company has classified restricted cash amounting to $34 as other receivables, as of December 31, 2009. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. The restricted cash was $24 as of December 31, 2008.

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

15.          Differences between Argentine GAAP and US GAAP (continued)

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as of December 31, 2008 as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. As described in Note 8 in making the classification, Telecom Argentina used its best estimates of generating cash flows during the following years.

Under US GAAP, current restructured debt included amounts due within the next twelve months at the balance sheet date. All other amounts were classified as non-current. Therefore, as of December 31, 2008, current and non current debt under US GAAP would have been $218 and $1,571, respectively.

i)           Indefeasible rights of use

Acquisition of indefeasible rights of use

In the ordinary course of business, the Company enters into certain capacity agreements (the “IRU Contracts”) pursuant to which the Company purchases the rights to use of fiber optic capacity for a period of 10 - 15 years. The rights of use purchased in 2009 amounted to $23 of which $18 is still outstanding as of December 31, 2009. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts. In relationship to the rights of use purchased in 2008, $22 is still outstanding as of December 31, 2009.

Under Argentine GAAP, the Company recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts. Amortization expense is included under intangible amortization in the statement of income.

Under US GAAP, the Company determined that these contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $11, $10 and $7 for the years ended December 31, 2009, 2008 and 2007, respectively, and service expense would have been increased by same amounts for those years.

Sale of indefeasible rights of use

In the ordinary course of business, the Company entered into certain capacity agreements, pursuant to which the Company provides the right to use capacity. As of December 31, 2009, $26 related to the capacity agreements is still uncollected.

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

j)           Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2009	2008	2007
Operating income under Argentine GAAP	$2,762	$2,041	$1,636
Depreciation of foreign currency exchange differences	10	39	104
Other expenses, net classified as operating loss under US GAAP	(175)	(202)	(62)
Inventories	2	(14)	(51)
Amortization of debt issuance cost of Telecom	1	7	—
Interests related to asset retirement obligations as operating loss under US GAAP	(4)	—	—
Foreign currency translation	—	—	2
Other	—	—	(1)
Operating income under US GAAP	$2,596	$1,871	$1,628

15.          Differences between Argentine GAAP and US GAAP (continued)

k)       Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the period by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income per share is presented in conformity with ASC 260 for all years presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the year by the weighted average shares of common stock outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in ASC 260.

The following tables set forth the computation of basic and diluted net income per share (for continuing and discontinued operations) for the years indicated:

	Years ended December 31,
	2009	2008	2007
Numerator: (Net income under US GAAP attributable to Telecom Argentina)
from continuing operations	1,226	1,109	1,046
from discontinued operations	—	—	102
Net income under US GAAP	1,226	1,109	1,148
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978

Basic and diluted net income per common share attributable to Telecom Argentina
from continuing operations	1.25	1.13	1.06
from discontinued operations	—	—	0.11
Net income per common share, attributable to Telecom Argentina	1.25	1.13	1.17

l)           Cash flows statement classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities.

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $17, $15 and $31 for fiscal years 2009, 2008 and 2007, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

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

15.          Differences between Argentine GAAP and US GAAP (continued)

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	Years ended December 31,
	2009	2008	2007
Cash flows provided by operating activities from continuing operations	$3,042	$3,049	$2,605

Cash flows from investing activities from continuing operations
Acquisition of fixed assets and intangible assets	(1,474)	(1,546)	(1,212)
Acquisition of Cubecorp	—	(97)	—
Investments not considered as cash and cash equivalents and others	260	341	(512)
Total cash flows used in investing activities from continuing operations	(1,214)	(1,302)	(1,724)

Cash flows from financing activities from continuing operations
Debt proceeds	361	91	45
Payment of debt	(1,852)	(1,444)	(1,290)
Payment of capital reimbursement of Núcleo	(8)	—	—
Dividends paid	(19)	(20)	(38)
Total cash flows used in financing activities from continuing operations	(1,518)	(1,373)	(1,283)

Cash flows from investing activities from discontinued operations
Proceeds for the sale of equity investees	—	—	182
Total cash flows provided by investing activities from continuing operations	—	—	182

Increase (Decrease) in cash and cash equivalents from continuing operations	310	374	(402)
Increase in cash and cash equivalents from discontinued operations	—	—	182
Effect of exchange rate changes on cash and cash equivalents	61	70	17
Increase (Decrease) in cash and cash equivalents	371	444	(203)
Cash and cash equivalents at the beginning of year	902	458	661
Cash and cash equivalents at year end	$1,273	$902	$458

m)     Changes in useful lives of fixed assets

As indicated in Note 12, during the second quarter of 2009 the Company performed an integral review of the useful lives of the fixed assets and certain intangible assets as from January 1st, 2009, based on the work of independent appraisals (“Organización Levín de Argentina S.A.”).

As a result of this review, independent appraisals confirmed the appropriateness of the existing useful lives of Telecom Argentina and Personal’s fixed assets, with certain exceptions relating to the External access copper cables, TDM Switches, Customer premises transmission equipment, 2G GSM technology equipment and Software obtained or developed for internal use.

The Company has adopted the recommendations made by the independent appraisals on the items above-mentioned and, as provided for in current accounting standards, adjusted the charge for depreciation for the year, prospectively since January 1, 2009. This change resulted in a $129 decrease in depreciation expense ($84 net of tax effect, representing a net gain of $ 0.09 peso per share) for the year ended December 31, 2009 ($113 in the Voice, data and Internet segment and $16 in the Wireless segment).

n)        Severance payments

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. US GAAP requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability under US GAAP.

o)         Investments in debt securities

Note 17.c) to the financial statements presents the additional disclosure requirements in accordance with ASC 320, related to the accounting for Certain Investments in Debt and Equity Securities.

p)         Software developed or obtained for internal use

Under US GAAP, ASC 350-40 requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under US GAAP had no impact on the Company’s financial position or results of operations since the Company’s policy in capitalizing/expensing software costs is aligned to ASC 350-40.

15.          Differences between Argentine GAAP and US GAAP (continued)

q)         Other comprehensive income

Under US GAAP, ASC 220 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This ASC requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2009	2008	2007
Net income under US GAAP	$1,241	$1,121	$1,169
Other comprehensive income:
- Foreign currency translation adjustments	32	70	3
- Derivative instruments	(13)	13	—
- Noncontrolling interest in foreign currency translation adjustments	14	33	3
Tax benefit (expense)	5	(5)	—
Total Other Comprehensive income	$38	$111	$6
Comprehensive income	$1,279	$1,232	$1,175

	As of December 31,
	2009	2008	2007
Foreign currency translation adjustments	186	140	37
Gain for derivative instruments	—	13	—
Tax income	—	(5)	—
Accumulated other comprehensive income	$186	$148	$37

r)         Valuation and qualifying accounts

Under the Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e) to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

s)         Recently issued accounting pronouncements

In June 2009, the FASB included amendments to ASC 860-10 to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The amendments are effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of the amendments will not have any impact on the Company’s current financial position nor results of operations.

In June 2009, the FASB included amendments to ASC 810-10 with the objective of improving financial reporting by enterprises involved with variable interest entities, and to provide more relevant and reliable information to users of financial statements. These amendments are effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of the amendments will not have any impact on the Company’s current financial position nor results of operations.

In August 2009, the FASB issued Accounting Standards Update 2009-05 (ASU 2009-05), which includes modifications to ASC 820-10. This update provides additional guidance in circumstances in which a quoted price in an active market for the identical liability is not available. This ASU is effective for the first reporting period (including interim periods) beginning after its issuance. The adoption of this ASU did not have any impact on the Company’s current financial position nor results of operations.

In October 2009, the FASB issued Accounting Standards Update 2009-13 (ASU 2009-13). The objective of this Update is to address amendments to the accounting for multiple-deliverable arrangements. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently analyzing the impact that the adoption of the ASU will have on the Company’s financial position and results of operations.

15.          Differences between Argentine GAAP and US GAAP (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which modifies ASC 820-10 requiring new disclosures for assets and liabilities that are measured at fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosures about Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU will not have any impact on the Company’s current financial position nor results of operations.

16.                     Adoption of IFRS

On December 30, 2009, the CNV issued Resolution No. 562/09 (“RG 562/09”) adopting RT26 of the FACPCE for certain public companies (as defined by Law No. 17,811 - Regime for Public Offering). RT26 adopts IFRS as issued by the International Accounting Standards Board (“IASB”). RG 562/09 requires public companies to prepare financial statements according with RT 26 for fiscal years beginning January 1, 2012, while early adoption is permitted for fiscal year beginning January 1, 2011. RG 562/09 also provides for the preparation of financial statements in accordance with IFRS as supplementary information of the statutory financial statements for the fiscal year beginning January 1, 2010.

RG 562/09 also establishes that the Board of Directors of the companies that are required to prepare its financial statements according with RT26 - i.e. the Company and Personal- should make a public release to the market (the latter April 30, 2010) to inform the approval of an specific implementation plan (“the Implementation Plan”) as “Relevant event” through the CNV and the BCBA.

At the date of issuance of these consolidated financial statements, the Company has prepared an Implementation Plan following the guidance of RG 562/09 to be approved by the Board of Directors, considering the adoption dates established in RG 562/09.

It is noted that since RT26 was issued, the Company has made progress in the diagnostic of the main measurement and disclosures differences between Argentine GAAP and IFRS in the Telecom Group.

The main valuation differences between Argentine GAAP and IFRS which have been identified as of the date of these financial statements are as follows:

a)            Inventories: Under Argentine GAAP inventories are stated at replacement cost. Under IFRS inventories are valued at cost, while “last in first out” method is not allowed.

b)           Capitalization of foreign currency exchange differences: Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under IFRS, capitalization of foreign currency exchange differences is permitted within certain limits. Therefore, the amounts capitalized under Argentine GAAP in excess of those allowed by IFRS and its reductions, net of accumulated depreciation, should be reversed.

c)            Fixed assets held for sale: Under Argentine GAAP the Company classifies certain fixed assets as held for sale which are included under the caption “Other assets”. Under IFRS a long-lived asset to be sold is classified as held for sale only if certain conditions are met. As some of these conditions are not met under IFRS, these assets have to be included under Fixed assets and be depreciated.

d)           Customer loyalty programs: Personal offers to its customers an incentive program. Under Argentine GAAP such program is accounted for based on actuarial calculations considering the cost of the points expected to be exchanged by the customers. Such cost is recorded as operating expenses. Under IFRS the obligations related to such program should be accounted for accounted for based on actuarial calculations considering the fair value of the points expected to be exchanged by the customers and should be accounted for in the item “Net sales”.

e)            Noncontrolling Interest: Under IFRS noncontrolling interest in a subsidiary should be presented as a caption of the consolidated statement of changes in Shareholders’ equity instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP. Moreover, consolidated net income, consolidated comprehensive income and the related amounts of each attributable to the parent and the noncontrolling interest, should be disclosed separately on the face of the consolidated statement of income.

16.                     Adoption of IFRS (continued)

Additionally, other typical differences of telecommunications industry have been identified, such as:

f)              Revenue recognition: IFRS establish specific rules for revenue recognition for bundling transactions (i.e. handsets and service contracts).Those rules differ in certain aspects with Argentine GAAP.

g)           Intangible assets: Under IFRS certain directly attributable subscriber acquisition costs regarding contracts with a minimum contractual period and an enforced termination penalty can be capitalized only if certain conditions are met (as is the case for postpaid and “cuentas claras” customers in the mobile business). There are no similar provisions for the treatment of subscriber acquisition costs under Argentine GAAP.

Moreover, the main disclosure differences that have been identified as of the date of issuance of these consolidated financial statements are the following:

a)            IFRS allows presentation of assets and liabilities in increasing or decreasing order of liquidity in the statement of financial position, however Argentine GAAP requires following a decreasing order of liquidity.

b)           There are no specific rules under IFRS in the form to present the income statement of a company. Presentation of income and expenses by nature or by activity is allowed (cost of services provided, administration and selling expenses).

c)            The items that are included under Other expenses under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be.

d)           IFRS contemplate the preparation of condensed Interim financial statements which result in an easier set of information than the annual financial statements and, in certain aspects, differ from the present consolidated financial statements.

On the other hand, IFRS establish more disclosure requirements than those actually required under Argentine GAAP (for annual reports), basically related to credit, liquidity and market risks, related parties, financial instruments and fair value of assets and liabilities, among others.

It should be noted that the abovementioned differences result from the differences between Argentine GAAP and IFRS that are effective as of the date of issuance of these consolidated financial statements.

Finally, it is important to point out that valuation differences mentioned in a), b), c) y e) above are the same than those that have been identified for the preparation of the reconciliation between Argentine GAAP and US GAAP. Consequently, their accumulated impact as of December 31, 2009 and 2008 is disclosed in Note 15 to these consolidated financial statements.

Once the Board of Directors approves the Implementation Plan, the Company and its subsidiaries would advance on its implementation.

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

d.          Current investments

e.           Allowances and provisions

f.             Cost of services

g.          Foreign currency assets and liabilities

h.          Expenses

i.              Aging of assets and liabilities

17.                     Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	124	—	1	2	—	127
Building	1,541	—	—	9	(5)	1,545
Tower and pole	416	—	8	23	—	447
Transmission equipment	4,532	19	56	221	(16)	4,812
Wireless network access	1,707	—	17	186	(15)	1,895
Switching equipment	4,489	2	20	166	—	4,677
Power equipment	658	—	11	75	—	744
External wiring	6,366	—	—	237	(1)	6,602
Computer equipment	3,756	31	43	504	—	4,334
Telephony equipment and instruments	891	1	32	8	—	932
Equipment lent to customers at no cost	165	48	27	1	(27)	214
Vehicles	158	22	2	—	(13)	169
Furniture	84	2	2	3	—	91
Installations	377	2	5	14	—	398
Improvements in third parties buildings	117	1	—	12	—	130
Work in progress	632	1,543	10	(1,452)	—	733
Subtotal	26,013	(a) 1,671	234	9	(77)	27,850
Asset retirement obligations	37	3	1	—	—	41
Advances to suppliers	19	—	—	(4)	—	15
Materials	212	(b) 127	9	(5)	(109)	234
Total as of December 31, 2009	26,281	1,801	244	—	(186)	28,140

Total as of December 31, 2008	24,778	(c) 1,822	110	—	(429)	26,281

							Net	Net
	Depreciation						carrying	carrying
	Accumulated			Foreign		Accumulated	value	value
	as of the			currency	Decreases	as of the	as of	as of
Principal account	beginning of the year	Annual rate (%)	Amount	translation adjustments	and transfers	end of the year	December 31, 2009	December 31, 2008
Land	—	—	—	—	—	—	127	124
Building	(890)	2 - 7	(34)	—	4	(920)	625	651
Tower and pole	(287)	5 - 7	(20)	(5)	—	(312)	135	129
Transmission equipment	(3,746)	10 - 13	(201)	(29)	16	(3,960)	852	786
Wireless network access	(1,250)	10 - 12	(110)	(9)	12	(1,357)	538	457
Switching equipment	(3,890)	10 - 15	(123)	(15)	—	(4,028)	649	599
Power equipment	(534)	7 - 10	(35)	(9)	(1)	(579)	165	124
External wiring	(5,007)	6	(184)	—	4	(5,187)	1,415	1,359
Computer equipment	(2,960)	18 - 20	(291)	(30)	—	(3,281)	1,053	796
Telephony equipment and instruments	(848)	13 - 20	(12)	(28)	—	(888)	44	43
Equipment lent to customers at no cost	(128)	50	(48)	(25)	27	(174)	40	37
Vehicles	(92)	20	(24)	(2)	13	(105)	64	66
Furniture	(70)	9 - 11	(5)	(2)	—	(77)	14	14
Installations	(267)	7 - 10	(18)	(4)	2	(287)	111	110
Improvements in third parties buildings	(80)	3	(12)	—	(1)	(93)	37	37
Work in progress	—	—	—	—	—	—	733	632
Subtotal	(20,049)		(1,117)	(158)	76	(21,248)	6,602	5,964
Asset retirement obligations	(25)	10 - 14	(2)	(1)	—	(28)	13	12
Advances to suppliers	—	—	—	—	—	—	15	19
Materials	—	—	—	—	—	—	234	212
Total as of December 31, 2009	(20,074)		(d) (1,119)	(159)	76	(21,276)	6,864	6,207

Total as of December 31, 2008	(19,020)		(d) (1,303)	(68)	317	(20,074)	6,207

(a)          Includes $17 in Transmission equipment, $48 in Equipment lent to customers at no cost and $125 in Work in progress, transferred from materials.

(b)         Net of $190 transferred to fixed assets.

(c)          Includes $166 corresponding to additions incorporated through the acquisition of Cubecorp.

(d)         Includes $(10) and $(39) in December 2009 and 2008, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c). In December 2008, includes $(36) corresponding to the accumulated depreciation from the additions incorporated through the acquisition of Cubecorp.

17.                     Other financial statement information (continued)

(b) Intangible assets, net

	Original value
	As of the		Foreign
Principal account	beginning of the year	Additions	currency translation adjustments	As of the end of the year
Software obtained or developed for internal use	450	—	10	460
Debt issue costs	37	—	—	37
PCS license	658	—	—	658
Band B license and PCS license (Paraguay)	240	—	54	294
Rights of use	204	23	—	227
Exclusivity agreements	54	—	—	54
Customer relationship	2	—	—	2
Total as of December 31, 2009	1,645	23	64	1,732

Total as of December 31, 2008	1,570	(a) 43	32	1,645

					Net	Net
	Amortization				carrying	carrying
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Accumulated as of the end of the year	value as of December 31, 2009	value as of December 31, 2008
Software obtained or developed for internal use	(447)	(2)	(10)	(459)	1	3
Debt issue costs	(32)	(3)	—	(35)	2	5
PCS license	(70)	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(239)	—	(54)	(293)	1	1
Rights of use	(57)	(14)	—	(71)	156	147
Exclusivity agreements	(28)	(3)	—	(31)	23	26
Customer relationship	—	—	—	—	2	2
Total as of December 31, 2009	(873)	(b) (22)	(64)	(959)	773	772

Total as of December 31, 2008	(810)	(c) (32)	(31)	(873)	772

(a)     Includes $2 corresponding to additions incorporated through the acquisition of Cubecorp.

(b)    An amount of $(16) is included in cost of services, $(3) in selling expenses and $(3) in financial results, net.

(c)     An amount of $(16) is included in cost of services, $(1) in administrative expenses, $(5) in selling expenses and $(10) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2009	Cost value as of December 31, 2009	Book value as of December 31, 2009	Book value as of December 31, 2008
CURRENT INVESTMENTS
Mutual funds
FBA Renta $ Banco Frances	$2.59	22,508,828	58	58	58	—
Fima Premium Clase B Banco Galicia	$1.30	36,993,516	48	48	48	52
Optimun CDB$ Clase B BNP	$1.97	7,064,900	14	14	14	27
Other mutual funds			—	—	—	65
Total mutual funds			120	120	120	144
Government bonds
Germany Government bonds			—	—	—	(i) 223
Total government bonds			—	—	—	223
Related parties - Mutual funds
Alpha $ Clase A Standard Bank	$1.32	11,974,913	16	16	16	4
Total related parties			16	16	16	4
Total current investments			136	136	136	371

(i) The Company had classified these securities as held-to-maturity as management had the intent and ability to hold them to maturity (March 2009).

17.                     Other financial statement information (continued)

(d) Current investments

	Cost as of	Book value as of
	December 31, 2009	December 31, 2009	December 31, 2008

CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 17.g)	$418	$418	$611
In Argentine pesos	653	657	107
Total cash and cash equivalents	$1,071	$1,075	$718
With an original maturity of more than three months
In Argentine pesos - Related parties	$16	$16	$—
Total related parties	$16	$16	$—
Total current investments	$1,087	$1,091	$718
NON-CURRENT INVESTMENTS
In Argentine pesos - Related parties	$—	$—	$6
Total related parties	$—	$—	$6
Total non-current investments	$—	$—	$6

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2009
Deducted from current assets
Allowance for doubtful accounts receivables	136	131	1	(124)	144
Allowance for doubtful accounts and other assets	13	—	—	—	13
Regulatory contingencies	11	—	6	(13)	4
Allowance for obsolescence of inventories	16	25	—	(20)	21
Total deducted from current assets	176	156	7	(157)	182
Deducted from non-current assets
Allowance for doubtful accounts receivables	1	—	(1)	—	—
Valuation allowance of net deferred tax assets (a)	12	2	—	(1)	13
Regulatory contingencies	75	6	(6)	—	75
Allowance for doubtful accounts and other assets	20	4	—	—	24
Write-off of materials	19	16	—	(10)	25
Total deducted from non-current assets	127	28	(7)	(11)	137
Total deducted from assets	303	(b) 184	—	(168)	319

Included under current liabilities
Provision for contingencies	36	26	41	(30)	73
Total included under current liabilities	36	26	41	(30)	73
Included under non-current liabilities
Provision for contingencies	319	96	(41)	—	374
Total included under non-current liabilities	319	96	(41)	—	374
Total included under liabilities	355	(c) 122	—	(30)	447

(a)          This allowance is included in Taxes payable non-current.

(b)         Includes $131 in selling expenses, $51 in other expenses, net and $2 in income tax.

(c)          Includes $(36) and $158 in other expenses, net.

(d)         Includes $(14) corresponding to legal fees for compliance with the Tax Regularization Regime, reclassified to Other liabilities.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126	67	(1)	(56)	136
Allowance for doubtful accounts and other assets	11	2	1	(1)	13
Regulatory contingencies	12	—	1	(2)	11
Allowance for obsolescence of inventories	18	12	—	(14)	16
Total deducted from current assets	167	81	1	(73)	176
Deducted from non-current assets
Allowance for doubtful accounts receivables	—	—	1	—	1
Valuation allowance of net deferred tax assets (a)	106	(2)	—	(92)	12
Regulatory contingencies	64	12	(1)	—	75
Allowance for doubtful accounts and other assets	17	4	(1)	—	20
Write-off of materials	20	11	—	(12)	19
Total deducted from non-current assets	207	25	(1)	(104)	127
Total deducted from assets	374	(e) 106	—	(177)	303

Included under current liabilities
Provision for contingencies	49	—	25	(38)	36
Total included under current liabilities	49	—	25	(38)	36
Included under non-current liabilities
Provision for contingencies	243	101	(25)	—	319
Total included under non-current liabilities	243	101	(25)	—	319
Total included under liabilities	292	(f) 101	—	(38)	355

(e)          Includes $67 in selling expenses, $41 in other expenses, net and $(2) in income tax.

(f)            Includes $100 in other expenses, net and $1 corresponds to the acquisition of Cubecorp.

17.                     Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2009	2008	2007
Inventory balance at the beginning of the year	$267	$175	$188
Plus:
Purchases	1,134	1,101	928
Holding results on inventories	(7)	2	(59)
Deductions from allowance for obsolescence of inventories	(20)	(14)	(1)
Wireless handsets lent to customers at no cost (a)	(16)	(3)	(5)
Replacements	(5)	(5)	(2)
Foreign currency translation adjustments in inventory	2	(1)	1
Cost of services (Note 17.h)	5,008	4,724	4,147
Less:
Inventory balance at year end	(264)	(267)	(175)
COST OF SERVICES	$6,099	$5,712	$5,022

(a)               Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2009	2008	2007
Services
Net sales	$11,381	$9,847	$8,466
Cost of sales	(4,962)	(4,684)	(4,125)
Gross profit from services	$6,419	$5,163	$4,341
Handsets
Net sales	$802	$720	$590
Cost of sales	(1,091)	(988)	(875)
Gross loss from handsets	$(289)	$(268)	$(285)
Voice, data and Internet equipment
Net sales	$43	$41	$18
Cost of sales	(46)	(40)	(22)
Gross profit from voice, data and Internet equipment	$(3)	$1	$(4)
TOTAL GROSS PROFIT	$6,127	$4,896	$4,052

17.                     Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2009				As of December 31, 2008
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.800	$2	$—
	EURO	—	5.453	1	—
	G	4,910	0.000821	4	4
Bank accounts	US$	5	3.800	18	5
	G	16,376	0.000821	13	—
	$U	11	0.1935	2	—
Investments
Time deposits	US$	110	3.800	418	307
	EURO	—	—	—	304
Government bonds	EURO	—	—	—	223
Related parties	US$	4	3.800	16	—
Accounts receivable
	US$	29	3.800	110	87
	SDR	2	5.9572	9	5
	G	17,836	0.000821	16	17
	GBP	—	6.149	1	—
Related parties	US$	1	3.8000	5	5
Other receivables
Prepaid expenses	US$	4	3.800	17	10
	EURO	—	5.453	1	—
	G	3,751	0.000821	3	2
Others	US$	4	3.800	16	20
	G	2,139	0.000821	3	1
Non-current assets
Other receivables
Others	US$	1	3.800	3	8
	G	1,025	0.000821	1	1
Total assets				$659	$999
Current liabilities
Accounts payable
Suppliers	US$	258	3.800	$982	$784
	G	29,119	0.000821	24	18
	EURO	11	5.453	59	42
Deferred revenues	G	5,096	0.000821	4	7
Related parties	US$	6	3.8000	23	18
	EURO	1	5.453	5	—
	SDR	—	5.9572	2	—
Debt
Notes — Principal	US$	180	3.800	685	150
	EURO	—	—	—	897
		¥—	—	—	193
Banks loans and others — Principal	US$	—	—	—	5
	G	88,040	0.000821	72	84
Accrued interest	US$	—	3.800	1	3
	EURO	—	—	—	13
		¥—	—	—	2
	G	2,661	0.000821	2	2
Gain on discounting of debt	US$	—	—	—	(1)
	EURO	—	—	—	(6)
		¥—	—	—	(2)
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,017	0.000821	1	1
Taxes payable
Deferred tax liabilities (assets)	G	(1,482)	0.000821	(1)	—
VAT	G	434	0.000821	1	—
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.800	12	10
	US$	2	3.800	8	—
Others	G	332	0.000821	1	—
Non-current liabilities
Accounts payable
Related parties	US$	6	3.800	24	27
Debt
Notes — Principal	US$	—	—	—	688
Banks loans and others — Principal	G	70,340	0.000821	58	—
Taxes payable
Deferred tax liabilities (assets)	G	—	—	—	(1)
	US$	1	3.800	2	—
Other liabilities
Deferred revenue on sale of capacity	US$	29	3.800	112	86
Others	US$	1	3.800	2	2
Total liabilities				$2,079	$3,022

(i) US$ = United States dollar; G= Guaraníes; ¥ = Japanese Yen; SDR= Special Drawing Rights; $U= Uruguayan peso; GBP= Great Britain Pound.

17.                     Other financial statement information (continued)

(h)         Expenses

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2009
Salaries and social security	$676	$248	$594	$1,518
Recoverable costs	(6)	(2)	(3)	(11)
Capitalized costs	—	(3)	—	(3)
Depreciation of fixed assets	957	40	122	1,119
Amortization of intangible assets	16	—	3	19
Turnover tax	519	—	—	519
Taxes with the Regulatory Authority	260	—	—	260
Other taxes	211	2	7	220
Maintenance, materials and supplies	479	35	83	597
Bad debt expense	—	—	131	131
Interconnection costs	180	—	—	180
Cost of international outbound calls	152	—	—	152
Lease of circuits	142	—	—	142
Fees for services (a)	95	84	321	500
Advertising	—	—	360	360
Agent commissions and distribution of prepaid cards commissions	—	—	878	878
Other commissions	—	—	190	190
Roaming	168	—	—	168
Charges for TLRD	730	—	—	730
Cost of voice, Internet and data equipment sales	46	—	—	46
Transportation, freight and travel expenses	29	8	177	214
Energy, water and others	91	8	12	111
Rental expense	55	25	31	111
International and satellite connectivity	81	—	—	81
Others	127	4	10	141
Total	$5,008	$449	$2,916	$8,373

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2008
Salaries and social security	$548	$208	$488	$1,244
Recoverable costs	(9)	(3)	(5)	(17)
Capitalized costs	(1)	(9)	—	(10)
Depreciation of fixed assets	1,129	32	106	1,267
Amortization of intangible assets	16	1	5	22
Turnover tax	435	—	—	435
Taxes with the Regulatory Authority	217	—	—	217
Other taxes	170	5	5	180
Maintenance, materials and supplies	436	17	75	528
Bad debt expense	—	—	67	67
Interconnection costs	156	—	—	156
Cost of international outbound calls	145	—	—	145
Lease of circuits	124	—	—	124
Fees for services	81	70	249	400
Advertising	—	—	388	388
Agent commissions and distribution of prepaid cards commissions	—	—	769	769
Other commissions	—	—	159	159
Roaming	177	—	—	177
Charges for TLRD	764	—	—	764
Cost of voice, Internet and data equipment sales	40	—	—	40
Transportation, freight and travel expenses	22	15	138	175
Energy, water and others	59	7	13	79
Rental expense	44	16	24	84
International and satellite connectivity	48	—	—	48
Others	123	5	10	138
Total	$4,724	$364	$2,491	$7,579

(a) Includes $8 in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees.

17.                     Other financial statement information (continued)

	Expenses
	Cost of services	General and administrative	Selling	Year ended December 31, 2007
Salaries and social security	$433	$170	$387	$990
Recoverable costs	(9)	(3)	(6)	(18)
Capitalized costs	(1)	(11)	—	(12)
Depreciation of fixed assets	1,230	28	119	1,377
Amortization of intangible assets	35	1	3	39
Turnover tax	370	—	—	370
Taxes with the Regulatory Authority	162	—	—	162
Other taxes	132	1	3	136
Maintenance, materials and supplies	357	16	63	436
Bad debt expense	—	—	71	71
Interconnection costs	151	—	—	151
Cost of international outbound calls	138	—	—	138
Lease of circuits	107	—	—	107
Fees for services	59	73	175	307
Advertising	—	—	306	306
Agent commissions and distribution of prepaid cards commissions	—	—	704	704
Other commissions	—	1	129	130
Roaming	151	—	—	151
Charges for TLRD	609	—	—	609
Cost of voice, Internet and data equipment sales	22	—	—	22
Transportation, freight and travel expenses	16	9	117	142
Energy, water and others	49	6	7	62
Rental expense	37	13	16	66
International and satellite connectivity	26	—	—	26
Others	73	6	12	91
Total	$4,147	$310	$2,106	$6,563

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	356		—	(a) 75	—		—	—	—
Not due
First quarter 2010	1,213	807		193	2,119	11		197	333	30
Second quarter 2010	11	—		20	11	43		89	434	12
Third quarter 2010	2	—		14	5	12		8	1	5
Fourth quarter 2010	1	—		14	2	697		6	1	5
January 2011 thru December 2011	—			56	24	58		23	3	26
January 2012 thru December 2012	—	—		6	—	—		18	2	14
January 2013 and thereafter	—	—		12	—	—		41	8	102
No date due established	1	—		—	—	—		—	199	44
Total not due	1,228	807		315	2,161	821		382	981	238
Total as of December 31, 2009	1,228	1,163		315	2,236	821		382	981	238

Balances bearing interest	1,227	353		—	—	821		—	34	13
Balances not bearing interest	1	810		315	2,236	—		382	947	225
Total	1,228	1,163		315	2,236	821		382	981	238

Average annual interest rate (%)	5.91	(b	)	—	—	(c	)	—	9.00	6.00

(a)          At the date of issuance of these consolidated financial statements, $43 has been cancelled.

(b)         $42 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $165 bear 50% over the Banco Nación Argentina notes payable discount rate and $146 bear 28.49%.

(c)          See Note 8.

18.                     Subsequent events

•                  Purchase of Notes

In January and February of 2010, Personal purchased Notes pursuant to market purchase transactions amounting to $23, acquiring an aggregate principal nominal amount of US$ 5.85 million of Series 3 Medium Term Notes due 2010. The Notes acquired were cancelled according with the terms and conditions of the respective Indentures.