Form 20-F
period 2011-12-31
TELECOM ARGENTINA SA
filed 2012-04-30
CIK 932470

As filed with the Securities and Exchange Commission on April 30, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Class A Ordinary Shares, nominal value P$1.00 each	502,034,299
Class B Ordinary Shares, nominal value P$1.00 each	477,753,405
Class C Ordinary Shares, nominal value P$1.00 each	4,593,274

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2011. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2011, Telecom Personal S.A., Núcleo S.A., Springville S.A., Telecom Argentina USA, Inc. and Micro Sistemas S.A. Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Personal’s consolidated subsidiary engaged in the provision of mobile telecommunication services in Paraguay.

Our Consolidated Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F- 67 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on March 22, 2012.

The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012. Therefore, the consolidated financial statements as of December 31, 2011 for filing with the Argentine National Securities Commission (“CNV”) were prepared in accordance with Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”). Argentine GAAP differs in certain respects from IFRS. According to the CNV regulations, financial statements under IFRS for the year 2011 can be presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

Our Consolidated Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, as included in this report, have been audited by our independent registered public accounting firm.

Telecom Argentina and our Argentine subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. Our subsidiaries Núcleo, Telecom USA and Springville, however, maintain their accounting records and prepare their financial statements in Guaraníes, U.S. dollars and Uruguayan pesos, respectively. Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and revenue and expense accounts at average exchange rates for the year.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$4.304 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2011. On April 27, 2012, the exchange rate was P$ 4.417 = US$1.00.

For the purpose of this Annual Report, “billion” means a thousand million.

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this Annual Report.

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

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report contains information that is forward-looking, including, but not limited to:

•                  our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

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

•                  regulatory and legal developments; and

•                  other factors identified or discussed under “Item 3—Key Information—Risk Factors.”

This Annual Report contains certain forward-looking statements and information relating to the Telecom Group that are based on current expectations, estimates and projections of our Management and information currently available to the Telecom Group. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will” and “should” and other similar expressions are generally intended to identify forward-looking statements.

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

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the impact of legal or regulatory matters or reform and changes in the legal or regulatory environment in which we operate; and

•                  the effects of increased competition.

Many of these factors are macroeconomic in nature and therefore beyond the control of the Telecom Group’s Management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Telecom Group does not intend and does not assume any obligation to update the forward-looking statements contained in this Annual Report.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Telecom Group’s filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission.

GLOSSARY OF TERMS

The following explanations are not provided as or intended to be technical definitions, but only to assist the general reader to understand certain terms used in this Annual Report.

2G (second-generation mobile system): Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Argentina and other parts of the world. These protocols support high bit rate voice and limited data communications. 2G networks technology offers auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation mobile system): Third-generation mobile service, designed to provide high speed data, always-on data access, and greater voice capacity. 3G networks allow the transfer of both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G, and 3G networks technology enable full motion video, high-speed Internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably), and CDMA2000.

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

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can receive Mbps and transmit over 832 Kbps in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

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

Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other not in digital form.

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

Basic telephone services: The supply of fixed telecommunications links that form part of the public telephone network, or are connected to such network, and the provision of local and long-distance telephone service (domestic and international).

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Broadband services or Broadband: Services characterized by a transmission speed of 2 Mbps or more. These services include interactive services such as videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; high-speed fax; e-mail for moving images or mixed documents; Broadband videotex; video on demand and retrieval of sound programs or fixed and moving images.

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

Cell: Geographical portion of the territory illuminated by a BTS: 850 MHz/1900 MHz.

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

Convertibility Law: Law No. 23,928 and its Regulatory Decree No. 529/91. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar during the period from April 1, 1991 through January 6, 2002. The Convertibility Law was partially repealed on January 6, 2002 by the enactment of the Public Emergency Law.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP (Calling Party Pays): The system whereby the party placing a call to a mobile handset rather than the mobile subscriber pays for the air time charges for the call.

D-AMPS (Digital-Advanced Mobile Phone Service): It is a digital version of AMPS (Advanced Mobile Phone Service), the original analog standard for mobile telephone service in the United States.

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

EDGE (Enhanced Data for GSM Evolution): Powerful technology that increases the data transmission rate of the GPRS standard from rates of 30-40 Kbps/s to more than 100 Kbps/s and even up to 200 Kbps/s with optimal radio conditions.

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

Fiber Optic: A transmission medium that permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

Flat rate: The rate applied by providers to users surfing the web. It is usually a fixed monthly rate for a subscription to a specific Internet Service Provider, aside from the number of connection hours to the Net.

Frame Relay: A data transmission service using fast protocols based on direct use of transmission lines.

Free Pulses: The number of Free Pulses included in the monthly basic charge before the issuance of Decree No. 92/97.

FTT HOME, FTT CURB, FTT (Fiber to the …): It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTT Curb (Fiber to the Curb or Fiber to the Cabinet), the fiber connection reaches the equipment (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTT Home (Fiber to the Home), the fiber connection terminates inside the customer premises.

GDP: Gross Domestic Product.

GPRS (General Packet Radio Service): An enhanced second-generation mobile technology used to transmit data over mobile networks. GPRS transmits and receives packets of data in bursts instead of using continuous open radio channels, and it is used to add faster data transmission speed to GSM networks. GPRS is packet-based rather than circuit-based technology.

GSM (Global System for Mobile Communications): A standard for digital mobile technology used in the world and working on 900 MHz and 1,800 MHz band.

HSDPA (High-Speed Downlink Packet Access): Enhanced third-generation mobile telephony communications protocol in the High-Speed Packet Access (“HSPA”) family, which allows networks based on UMTS to have higher data transfer speeds and capacity.

ICT (Information and communication(s) technology): Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de Estadísticas y Censos): The Argentine National Statistics and Census Institute.

Interactive: Allowing the user to change some aspect of the program.

Internet: The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but with the use of the TCP/IP protocol platform.

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

ISP (Internet Service Provider): A vendor who provides access to the Internet and World Wide Web.

Law No. 25,561: Ley de Emergencia Económica y Reforma del Régimen Cambiario (see “Public Emergency Law”).

List of Conditions: The Privatization Regulations, including the Pliego de Bases y Condiciones, was approved by Decree No. 62/90, as amended. Pursuant to the List of Conditions, Telecom Argentina was required to comply with rate regulations and meet certain minimum annual standards regarding the expansion of its telephone system and improvements in the quality of its service to maintain and extend the exclusivity of its non-expiring license to provide fixed-line public telecommunications services and Basic telephone services in the northern region of Argentina. After the market was opened to competition, the outstanding obligations that continue in force are the rate regulations and those related to the quality of service; the obligations related to the expansion of the network are no longer required.

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

MPLS-TP: Functionality and management coincident with the operation of circuit-oriented transmission networks.

MPM: Best maintenance practices methodology.

Multimedia: A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

NDF (Non Deliverable Forward): A generic term for a set of derivatives that cover national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in nonconvertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a predetermined price and are typically settled in U.S. dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

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

Nortel: Nortel Inversora S.A., the parent company of Telecom Argentina S.A.

November Agreement: An agreement between Telecom Argentina and the Argentine government providing for rates to be dollar-based and, at the election of each of Telecom Argentina and Telefónica, adjusted semiannually according to the U.S. consumer price index. The November Agreement was ratified by Decree No. 2,585/91 and became effective on December 18, 1991. Subsequently, in accordance with the Public Emergency Law, these rates were pesified at the exchange rate of US$1.00 = P$1.00. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates.”

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

Price Cap: Rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Privatization Regulations: The Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees.

Public Emergency Law: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine government on January 6, 2002, as amended by Law No. 25,790, Law No. 25,820, Law No. 25,972, Law No. 26,077, Law No. 26,204, Law No. 26,339, Law No. 26,456, Law No. 26,563 and Law No. 26,729. Among others, the Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

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

Rate Rebalancing: The Rate Rebalancing established by Decree No. 92/97, of January 31, 1997, which provides for a significant reduction in domestic and international long-distance rates, an increase in basic telephone charges, the elimination of Free Pulses and an increase in urban rates.

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: A function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

Satellite: Satellites are used, among other things, for links with countries that cannot be reached by cable to provide an alternative to cable and to form closed user networks.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SCI (Secretaría de Comercio Interior): Secretary of Internal Commerce.

SDH (Synchronous Digital Hierarchy): Standardized multiplexing protocols that transfer multiple digital bit streams over optical fiber.

SEC: Securities and Exchange Commission of the United States of America.

Service Provider: The party that provides end users and content providers with a range of services, including a proprietary, exclusive or third-party service center.

SMS (Short Message Service): Short text messages that can be received and sent through GSM-network connected mobile phones. The maximum text length is 160 alpha-numerical characters.

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

Telecom Argentina USA: Telecom Argentina USA, Inc.

Telecom Italia: Telecom Italia S.p.A.

Telecom Italia Group: Telecom Italia and its consolidated subsidiaries.

Telefónica: Telefónica de Argentina S.A.

Telefónica de España: Telefónica, S.A. (of Spain).

Telintar: Telecomunicaciones Internacionales de Argentina Telintar S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ mobile networks.

Transfer Date: November 8, 1990, the date on which Telecom Argentina commenced operations upon the transfer from the Argentine government of the telecommunications system in the northern region of Argentina that was previously owned and operated by Empresa Nacional de Telecomunicaciones.

UMTS (Universal Mobile Telecommunications System): Third-generation mobile communication standard. It is composed of a Broadband system in which data travels at 2 Mbps; communication is faster, quality is better and multimedia contents can travel through the Net.

Unbundling: A process that allows telephone carriers (other than Telecom Argentina) to lease the last part of the telephone loop that is to say, the copper wire-cable, connecting Telecom Argentina central station to the user’s home, by disconnecting the user from Telecom Argentina terminals and connecting him/her to the telephone carrier’s terminals.

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

WAP (Wireless Application Protocol): A technology that allows access to the Internet using mobile handsets, even without the use of a computer.

Wi-Fi: A service for mobile Internet connection and high-speed access.

Wi-Max (Worldwide Interoperability for Microwave Access): A technology that allows mobile access to Broadband telecommunications networks. It is defined by the Wi - Max Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications, which has the purpose to develop, test and promote the interoperability of systems.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the three-year period ended December 31, 2011. Our audited consolidated financial statements as of December 31, 2010 and for the year then ended were the first annual audited financial statements that are fully compliant with IFRS, as issued by the IASB. Before December 31, 2010, our consolidated financial statements were prepared in accordance with Argentine GAAP.

The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012. Therefore, the consolidated financial statements as of December 31, 2010 for filing with the Argentine National Securities Commission (“CNV”) were prepared in accordance with Argentine GAAP, which differs in certain respects from IFRS. According to the CNV regulations, financial statements under IFRS for the year 2011 and 2010 can be presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

The selected consolidated income statement data for the years ended December 31, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011 and 2010 have been prepared in accordance with IFRS and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated balance sheet data as of December 31, 2009 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed on June 29, 2011.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION

	2011(1)	2011	2010	2009
	(US$ millions, except per share and per ADS data in US$)	(P$ millions, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues	4,311	18,553	14,659	12,204
Operating expenses (without depreciation and amortization)	(2,913)	(12,538)	(9,785)	(8,043)
Operating income before depreciation and amortization (2)	1,398	6,015	4,874	4,161
Depreciation and amortization	(502)	(2,158)	(1,712)	(1,545)
Operating income	896	3,857	3,162	2,616
Other, net (3)	19	80	(137)	(401)
Income tax expense	(324)	(1,395)	(1,076)	(798)
Net income	591	2,542	1,949	1,417
Net income attributable to the Owners of the Parent	584	2,513	1,935	1,405
Net income attributable to Noncontrolling Interest	7	29	14	12

Number of shares outstanding at year-end (in millions of shares)	984	984	984	984

Net income per share (basic and diluted) (4)	0.59	2.55	1.97	1.43
Net income per ADS(5)	2.96	12.76	9.83	7.14
Dividends per share(6)	0.23	0.93	1.07	—
Dividends per ADS(6)	1.14	4.65	5.35	—

FINANCIAL POSITION DATA
Current assets	1,266	5,450	3,624	2,943
PP&E and intangible assets	2,262	9,735	8,598	7,839
Other non-current assets	31	134	101	77
Total assets	3,559	15,319	12,323	10,859
Current liabilities	1,282	5,519	4,510	4,201
Non-current liabilities	380	1,635	1,302	1,061
Total liabilities	1,662	7,154	5,812	5,262
Total equity	1,897	8,165	6,511	5,597
Equity attributable to Owners of the Parent	1,864	8,021	6,404	5,509
Noncontrolling Interest	33	144	107	88

Capital Stock	229	984	984	984

(1)	Argentine Peso amounts were translated into U.S. dollars using ask rate published by the Banco Nación de la República Argentina (National Bank of Argentina) on December 31, 2011.

(2)	See “Item 5—Operating and Financial Review and Prospects—Management Overview” for a description of the relevance for the Company of the Operating income before depreciation and amortization measure.

(3)	Other, net includes Other income from investments and Finance income and expenses.

(4)	Calculated based on the weighted average number of ordinary shares outstanding during the period.

(5)	Calculated based on 196,876,196 ADSs, which is equivalent to the weighted average number of ordinary shares outstanding during the period.

(6)	U.S. dollar amount was calculated based on the exchange rate prevailing on dividend payment date.

OTHER SELECTED DATA

	2011	2010	2009
Number of installed fixed lines (thousands)(1)	4,793	4,689	4,595
Number of fixed lines in service (thousands)(2)	4,141	4,107	4,060
Fixed lines in service per 100 inhabitants(3)	21	21	21
Lines in service per employee	373	379	366
ARBU (in P$/month) (national + international)	46	43	41
Fixed Internet access lines (thousands)	1,550	1,380	1,214
Arnet subscribers (thousands)(4)	1,540	1,377	1,184
ARPU/ADSL (access + ISP) (in P$/month)	87	76	67
Mobile subscribers in Argentina (thousands)	18,193	16,333	14,475
Subscribers at year-end per employee	3,774	3,738	3,810
ARPU (in P$/month)	51	44	41
Mobile subscribers in Paraguay (thousands)(5)	2,149	1,878	1,806
Subscribers at year-end per employee	4,945	4,512	4,251
ARPU (in P$/month)	26	22	20
Telecom Group Headcount	16,345	15,629	15,300

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

	High	Low	Average(1)	End of Period

Year Ended December 31, 2007	3.16	3.08	3.12	3.15
Year Ended December 31, 2008	3.45	3.03	3.18	3.45
Year Ended December 31, 2009	3.85	3.49	3.75	3.80
Year Ended December 31, 2010	3.99	3.84	3.92	3.98
Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Month Ended October 31, 2011	4.24	4.21	4.22	4.24
Month Ended November 30, 2011	4.28	4.24	4.26	4.28
Month Ended December 31, 2011	4.30	4.28	4.29	4.30
Month Ended January 31, 2012	4.34	4.30	4.32	4.34
Month Ended February 29, 2012	4.36	4.33	4.35	4.36
Month Ended March 31, 2012	4.38	4.34	4.36	4.38
April 2012 (through April 27, 2012)	4.42	4.38	4.40	4.42

(1)          Yearly data reflect average of month-end rates.

Sources: Banco Nación de la República Argentina

On April 27, 2012, the exchange rate was P$4.417=US$1.00.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this Annual Report. The risks described below are not the only ones that we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations, financial condition and cash flows could be harmed if any of these risks materialize and, as a result, the market price of our shares and our ADSs could decline. You should consider these risks with respect to an investment in Telecom and investments in Argentine corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risks Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to the significant devaluation of the peso against major international currencies. Although Argentina has experienced economic growth and political conditions have shown improvement in the last decade, uncertainty remains as to whether the current growth is sustainable, as well as the Argentine government’s ability to reduce high inflation rates and to improve trade balance and fiscal surplus, since it has depended to a significant extent on favorable exchange rates, high commodity prices, low international interest rates and a period of opening international commercial markets.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Since we realize a substantial portion of our revenues in Argentina in pesos (our functional currency), any devaluation in the peso may negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital costs denominated in foreign currency. A depreciation in the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the peso amount of our trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF contracts to purchase U.S. dollars at a fixed rate to partially hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies. The Company also has cash and cash equivalents denominated in U.S. dollars that contribute to reduce the exposure to trade payables in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine Peso has been subject to significant devaluation in the past and may be subject to fluctuations in the future. In the three-month period ended March 31, 2012, the devaluation of the peso against the U.S. dollar was 1.7%, according to the exchange rate published by the Banco de la Nación Argentina. However, during October and November 2011, new measures were implemented to limit the purchase of foreign currency. As a result, the implied exchange rate in the quotation of the Argentine Securities that trade in foreign markets and Argentina increased by approximately 11.7% in the three month period ended March 31, 2012. Given the economic and political conditions in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or our ability to meet our liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high levels of inflation. More recently, levels of inflation have increased since 2005 and have remained relatively high from 2006 to 2011. The recent economic recovery has led to higher inflation, resulting in increased costs, which may continue or even increase in the future.

The INDEC estimates that the Argentine consumer price increased by 7.2% in 2008, 7.7% in 2009, 10.9% in 2010 and 9.5% in 2011; and the wholesale price index increased by 8.8% in 2008, 10.0% in 2009, 14.6% in 2010 and 12.7% in 2011. In the three months ending March 31, 2012, the consumer price index in Argentina increased 2.6% and the wholesale price index increased 3.0%. There is a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms.

The Argentine government has implemented several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience levels of annual consumer index of inflation close to 10%, according to the INDEC, which is substantially lower than private estimates. If the BCRA issues significant amounts of currency to finance public sector spending, to service public debt, to intervene in the foreign exchange market or to assist financial institutions in distress, or if the value of the peso cannot be stabilized through strict fiscal and monetary policies, a significant increase in inflation rates could be expected.

Moreover, high inflation may also undermine Argentina’s foreign competitiveness in international markets, negatively affecting the level of economic growth, exports, balance of payments and employment. In addition, public sector spending has increased over the past years, as reducing fiscal surplus, a trend that if continued, may cause the government to incur a fiscal deficit and lead to higher inflation or higher government debt.

Since the majority of our revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities. We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation, and we cannot assure you that the results of any future rate negotiations will be favorable to us and to our financial condition.

Also, higher inflation leads to a reduction in the purchasing power of the population, mainly those unemployed and with low salary levels, thus increasing the risk of a lower level of service consumption from our fixed and mobile customers in Argentina.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis of 2001 and 2002, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as our company. See “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings” for more information. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. Provinces have increased, and are continuing to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in history. Municipal, provincial and federal tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. See “Item 8—Financial Information—Legal Proceedings—Tax Matters” for more information. However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows.

Also, in recent years the Argentine government has taken several actions reverting concessions and public services contracts that were privatized in the 90’s, such as Aguas Argentinas S.A., Aerolíneas Argentina S.A. and recently YPF S.A. In April 2012, Decree 530/12 from National Executive Branch established the intervention of YPF S.A., Argentina’s largest company and the main oil and gas producer. In addition, a bill was presented to the Argentine Congress to declare the public interest of exploitation, production, transport and commercialization of oil and gas and also to declare the expropriation of 51% of the YPF S.A.’s shares. There is no certainty about the consequences that the expropriation of YPF S.A. would have in Argentina’s economy, on the confidence of local and international investors, on the business environment in Argentina and what reaction it will cause from other countries or international organizations or economic blocs. We cannot assure that these kinds of actions of the National government will not be extended to other companies and or other sectors in the future.

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

In November 2008, Argentina nationalized, through Law No. 26,425, its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constitutes a significant change in the government’s approach to exercising influence over Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES.

The government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJP were significant institutional investors in Argentina, the nationalization of the private retirement system affected the way to access of financing in capital markets for publicly traded companies. The role that the government will play, acting through ANSES, in making investments in new issuances of equity and debt in capital markets, is unclear due to the absence of clearly established policies. This has reduced the volume of trading and the liquidity of Argentina’s capital markets. Until the government’s practices and policies are clearly established, these matters could create uncertainties for investors of public companies in Argentina, including Telecom Argentina.

On April 13, 2011, the Presidential Decree No. 441/11 was published in the Argentine Official Bulletin annulling Article 76(f) of Law No. 24,241, which limited ANSES’ voting power to 5% of the company’s total voting shares, even if ANSES held a greater ownership position. Unless the Presidential Decree and/or its effects are reversed by a competent Authority or Court, ANSES would be able to exercise the total voting power corresponding to its shares in all resolutions to be adopted at those companies’ shareholders meetings where it has share participation, including decisions related to the allocation of retained earnings and the election of directors and Supervisory Committee members, among others.

Argentina’s economy may not continue to grow at current rates or may contract in the future.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in the most recent years, current global financial instability has impacted and may continue to impact the Argentine economy and cause Argentina to return to a period of recession, fiscal deficit, higher inflation, increased unemployment and greater social unrest.

Although the current state of the international financial markets in terms of volatility, liquidity and access to credit has improved as compared to 2008 and 2009, several international economic, social and political factors could affect the global financial markets, such as, among other factors, a growing concern regarding government deficits, governments’ abilities to honor their respective sovereign debts, social unrest and general uncertainty about the global economic recovery.

Moreover, the growth trend that the Argentine economy has experienced in the most recent years might be negatively affected by several domestic factors such as an appreciation of the real exchange rate, which could affect its competitiveness, diminish or even reverse the country’s positive trade balance and, if coupled with an increase in capital outflows, reduce consumption and investment levels as a result of increased pressure on and volatility of exchange rates. Additionally, abrupt changes in monetary and fiscal policies could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long term growth. Moreover, limited access to the international financial market could cause an increase in public spending not correlated with an increase in public revenues, which could affect the country’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

If international and domestic economic conditions for Argentina were to worsen, Argentina could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

Argentina continues to face economic and legal uncertainty.

Although general economic conditions have shown improvement, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of further economic, social or political crises, companies in Argentina may face the risk of civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for and assumption of costs and risks associated with utilizing sub-contracted labor and how to calculate salaries, severance payments and social security contributions. Also, there was an increase in claims regarding compensations for work accidents over the cap established by the current relevant legislation. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether our commercial activities will be affected positively, negatively or at all by such changes.

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

Although Argentina has shown a fiscal surplus in recent years, it has a history of fiscal deficits. Since almost all of the financial obligations of the Argentine government were denominated in foreign currencies at the time the dollar-peso parity was eliminated in early 2002, there was an increase in the cost of financial services (in terms of Argentine Pesos) of the debt of the Argentine government. Also, since the Argentine government’s fiscal revenues were denominated in large part in Argentine Pesos, the Argentine government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002. The Argentine government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to access the capital markets or other forms of financing.

The Argentine government implemented a debt restructuring effort mainly through two debt exchange offers. The first and largest was closed on February 25, 2005 and the second took place in 2010. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Argentine government. A judgment against the Argentine government in these pending cases could reduce sources of funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

After the economic crisis in 2002, the Argentine government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

As of September 30, 2011, the outstanding principal amount of Argentina’s public debt was equivalent to US$175.5 billion (of which approximately 61% was denominated in foreign currency) of which US$11.1 billion were not presented to the exchange offers and are still pending for restructuring.

There can be no assurance that the Argentine government will not default on its obligations under its bonds if it experiences another economic crisis. A new default by the Argentine government could lead to a new recession, higher inflation, restrictions on Argentine companies to access funds, higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows.

The Argentine banking system may be subject to instability.

The Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, in 2008 and 2009, certain events such as conflicts between the Argentine government and certain sectors of the economy, together with the international financial crisis, decreased depositors’ confidence, led to a slowdown in the growth of deposits, increased the dollarization of certain deposits and increased interest rates on loans granted to the nonfinancial sector.

Despite improvements in stability since 2002, and after the Argentine economic recovery experienced in 2010, we cannot be certain that another collapse will not occur in the future.

A new crisis of the Argentine banking system or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

In March 2012, Law No. 26,739 was enacted establishing the modification of the Organic Charter of the BCRA modifying the relationship between the monetary base and the level of reserves. The modification also changes the mission of the BCRA. According to this new law, the BCRA obtained more flexibility to attend the financial system’s needs, issue Argentine pesos and finance the public sector, among others.

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, Telecom Argentina’s Board of Directors occasionally obtains and plans to obtain opinions of counsel concerning the compliance of its actions with Argentine law and Telecom Argentina’s bylaws (or regulations if any). Although the issue is not free from doubt, based on advice of counsel, Telecom Argentina believes that a court in Argentina in which a case has been properly presented would hold that a noncontrolling shareholder voting in good faith and without a conflict of interest in favor of such a resolution and based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision.

Delays in the attribution and allocation of radio spectrum can adversely affect Argentina’s mobile industry.

The SECOM is the authority responsible for administering the use of radio electric spectrum and, consequently, for the attribution of new segments of frequencies and the reallocation of the existing ones for the mobile service. Possible delays in the allocation of new frequencies, the reallocation of the existing ones and their subsequent auction could affect the future development of the sector and the implementation and commercialization of new advanced services, among others, such as mobile broadband and its applications.

Risks Associated with Telecom and its Operations

The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates that Telecom Argentina may charge in the future will be determined by negotiations between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed. The Argentine government must also consider consumer protection, accessibility of the services and the profitability of public service providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2013. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates.”

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework. Under the Letter of Understanding 2006, the only agreed-upon adjustments to the rate structure were the rate increases to the termination charge for international incoming calls and the extension of the time bands for peak-hour rates applied to local and domestic long distance calls. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates.”

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary steps. As of the date of this Annual Report, such fulfillment has yet to occur. Although we expect such fulfillment to occur, we cannot guarantee if or when this will happen. We are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether we will be able to satisfy them.

Rate restrictions for regulated services may continue for a number of years and may affect revenues from fixed line and other services. While we intend to continue to strive to control operating costs and capital expenditures and improve productivity, these efforts has not offset the significant decline in profit margins and operating results that resulted from mandatory rate freezing and the increase in costs due to high levels of investment in capital expenditures and higher operating costs.

We must comply with conditions in our license, and regulations and laws related thereto, and such compliance may at times be outside of our control.

We are subject to a complex series of laws and regulations with respect to most of the telecommunications services that we provide. Such laws and regulations are often governed by considerations of public policy. We provide telecommunications services pursuant to licenses that are subject to regulation by various regulatory bodies. Any partial or total revocation of the licenses would likely have a material adverse impact on our financial condition, results of operations and cash flows. Our dissolution and the declaration of bankruptcy, among others, are events that may lead to a revocation of our licenses.

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

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 7.66% (7.71 % as of December 31, 2011) of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock. We are directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. In addition, the Telecom Italia Group and W de Argentina—Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Compliance with conditions in our license and related regulations and laws may be affected by events or circumstances outside of our control, and therefore we cannot predict whether such events or circumstances will occur and if any do occur, this could result in an adverse effect on our financial condition, our operations and cash flows.

We operate in a competitive environment that may result in a reduction in our market share in the future.

We compete with licensed provider groups, composed of, among others, independent fixed line service providers, mobile and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2011, more than 1000 licenses for local and/or long distance services, payphones and Value Added Services had been granted since the end of the exclusivity period.

Internet and mobile services, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, we must invest in our fixed-line network and information technology. Specifically, in the Internet services market, we must constantly upgrade our access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. Also, to remain competitive in the mobile telecommunications market, we must enhance our mobile networks by expanding our network infrastructure and extending 3G technology and bandwidth in mobile data transmission. In addition, a key factor for Personal’s competitiveness is to be awarded with new mobile frequency bands. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure to comply with regulatory obligations particularly regarding fixed line services and to remain competitive with the quality of our services in both Internet and mobile segments. We also expect to continue to devote resources to customer retention and loyalty in such segments.

An increase in competition between service providers could be expected as a result of the implementation of the Number Portability Regulation that took place in March 2012 for Personal Mobile Services segment, which could also result in higher customer retention costs and increased churn amongst high value customers in the Argentinean mobile market. Our market share may be affected positively, negatively or not at all by the number portability.

In addition, Personal will participate in the spectrum auction and hopes to acquire spectrum to complete its “Spectrum cap” throughout Argentina. We cannot ensure that Personal will be awarded spectrum in the tender. If the auction is delayed or the spectrum is awarded to other existing or new competitors, it could adversely affect its competitive position or ability to offer mobile services to its customers on a competitive basis, and may require higher capital expenditures regarding the construction of additional cell sites.

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

Moreover, the products and services that we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans or features, our customer base and our revenues may be materially affected.

We also expect that the level of competition in our markets will continue to increase in the future, particularly as a result of the possible inclusion of new mobile virtual network operators. Competition is and will continue to be affected by our competitors’ business strategies and alliances. Accordingly, we may face additional pressure on the rates that we charge for our services or experience a loss of market share particularly in the Internet and mobile services. In addition, the general business and economic climate in Argentina may affect us and our competitors differently; thus our ability to compete in the market could be adversely affected.

Even though the Company grew and developed in recent years in a highly competitive market, because of the range of regulatory, business and economic uncertainties we face, as discussed in this “Risk Factors” section, it is difficult for us to predict with meaningful precision and accuracy our future market share in relevant geographic areas and customer segments, the drop in our customer’s consumption which could result in a reduction of our revenue market share, the speed with which change in our market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to our overall financial condition, results of operations and cash flows.

Changes in the laws and regulations of the mobile industry could adversely affect us.

The mobile industry is currently subject to an important set of regulations that has enabled the development of a high competitive and intense capital expenditure environment. Notwithstanding that, in 2011 a bill was presented to the lower Congress Chamber proposing a substantial change through the declaration of the mobile industry as a “public service”. That bill did not obtain the necessary support to be treated at the lower Congress Chamber. We cannot assure that similar initiatives will not be proposed in the future and will not obtain the approval of the National Congress.

Future allocations of mobile frequency bands may affect the competitiveness of the Argentine mobile industry and could impact Personal’s competitive position within it.

Telefónica Móviles Argentina S.A. returned to the Argentine government the frequency bands exceeding an aggregate 50 MHz, as a result of the combination of operations of Unifón and Movicom in 2004, in accordance with the current laws and pursuant to a plan to be subsequently issued. In 2005, the SC issued its plan relating to the return of those frequency bands although it did not stipulate how the returned bands would be reallocated or assigned to other operators.

The launch of the auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. because they exceeded their 50 MHz spectrum cap was postponed several times. Finally, SECOM launched the auction; which is expected to take place in May 2012.

Personal is participating in the spectrum auction process and expects to acquire additional spectrum to complete its “Spectrum cap” throughout Argentina.

If Personal is not one of the tenders awarded, it could adversely affect its competitive position and may require higher tangible capital expenditures to offer mobile services to its customers on a competitive basis in comparison with other operators that would obtain additional spectrum resulting from the auction. See “Item 4—Information on the Company—Regulatory Framework—Other Regulatory Regulations—Regulations Applicable to PCS Services” for a detailed description of Personal’s license.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community, but until now there is no scientific evidence of harmful effects on health. We cannot rule out that exposure to electromagnetic fields or other emissions originating from mobile handsets will finally not be identified as a health risk.

Although Argentine mobile operators comply with the international security standards established by the World Health Organization and Argentine regulations, which are similar, our mobile business may be harmed as a result of these alleged health risks. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability. In addition, these concerns may cause regulators and municipalities to impose restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services and may require additional investments.

Nortel, as our controlling shareholder, and Sofora, as Nortel’s controlling shareholder, exercise control over significant matters affecting us.

Nortel is our direct controlling shareholder. Sofora owns 100% of the common stock of Nortel, which currently represents 74.01% of the total capital stock of Nortel. Sofora is 68% owned by Telecom Italia Group and 32% owned by W de Argentina—Inversiones.

Through their ownership of Sofora and the Shareholders’ Agreement between them, the Telecom Italia Group and W de Argentina—Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that, pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina—Inversiones have agreed among themselves to certain matters relating to the election of our directors and those of Nortel and Sofora and have given W de Argentina—Inversiones veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

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

Nevertheless, all related parties’ transactions were made on an arm’s length basis and those which exceed 1% of Telecom Argentina’s shareholders’ equity are subjected to a prior approval process established by Decree No. 677/01 and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our operations and financial condition could be affected by union negotiations.

In Argentina, labor organizations have substantial support and have considerable political influence. In recent years, the demands of our labor organizations have increased mainly as a result of the increase in the cost of living (which was affected by the increased level of inflation) and a decline in the population’s purchasing power.

In addition to the recategorization process expected in 2012 for Telecom Argentina’s nonunionized employees, certain labor organizations have advocated that some of our nonunionized employees should be represented by trade unions. Unions have also requested that we delegate currently outsourced tasks to Company’s employees. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.”

If the number of employees covered by trade unions increases or Personal’s employees (currently included in the collective bargain agreement of the Argentine Federation of Commercial and Service Employees

“FAECyS”) are included in the new collective bargain agreement for the mobile industry, we may incur increased costs for the higher compensation that we may need to pay.

The Argentine government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase our cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). We cannot guarantee that the government will not adopt measures, as it did in the past, which will increase salaries or require us to provide additional benefits, which would increase our costs and, among other things, in the absence of an adjustment of regulated rates in our fixed services segments, continue reducing our profit margins.

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

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert management’s time and attentions and financial resources.

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a subcontractor may file a direct action against the firm contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and that an employee can bring a lawsuit against the employer because of changes in working conditions. Additionally, the Company is exposed to claims of employees of subcontractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

Also, the Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative sums (amounts not subject to social security contributions)” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement and, in certain cases, have obtained favorable rulings for these claims.

In the past, Personal was subject, and currently is subject, to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

As a result, Telecom Argentina and Personal may face increased risk of employment and commercial litigation. If this occurs, we cannot guarantee that this litigation will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover from these matters, as it is described in “Item 8—Financial Information”.

The CNC is the authority to control telecommunications services in Argentina and in its capacity is empowered to apply economic sanctions against licensees for breaches of the current regulatory framework. Recently, there has been a growing trend of imposing sanctions on Telecom Argentina for technical reasons, mainly related to the delay in repairing defective lines and/or installing new lines. Although penalties are appealed in the administrative stage, if the appeals are not solved in our favor or the penalties imposed by the CNC increased, it could have an adverse effect on our financial situation, results of our operations and cash flows.

Moreover, in 2009, the environmental agency required Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste as a result of alleged problems with our liquid drainage at an underground chamber (as it had been previously required to do in 1999). This registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the extent of the hazard and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. We cannot guarantee that the rejection will be obtained. In addition, changes in environmental legislation or the evolution of products and services we offer could require us to be registered in the National Registry of Generators and Operators of Hazardous Waste. In that case or if the rejection of the environmental agency’s ordinance is not obtained, Telecom Argentina would face increased costs which may include retroactive fees.

See “Item 8—Financial Information—Legal Proceedings—Civil, commercial, labor, regulatory, tax and other matters proceedings.”

The enforcement of regulations aimed at protecting consumers may have an adverse effect on us.

The Consumer Protection Act No. 24,240 (the “Consumer Protection Act”) establishes a series of principles and rules for the protection of consumers and users. The Consumer Protection Act applies to the telecommunications industry and to any other industry in which consumers and users are involved.

Telecom Argentina and Personal have received several customer complaints in connection with the provisions of the Consumer Protection Act that were filed with different law enforcement bodies (national, provincial or municipal) and, in the last few years, there was also an increase in legal actions brought by consumer associations. See “Item 8—Financial Information—Legal Proceedings—Civil, commercial, labor, regulatory, tax and other matters proceedings—General Proceedings—Consumer Trade Union Proceedings.”

This situation may entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for its services, or the obligation to return amounts charged for its services. If such were the case, any of such consequences could have an adverse effect on our financial situation, results of our operations and cash flows.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent us from making payments on dividends and liabilities.

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free disposition of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Although significant restrictions or limitations have been eliminated over the years, certain restrictions imposed by the BCRA on the access to foreign exchange markets and transfer of funds continues to apply to us. In addition, during the months of October and November 2011, new measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency. There can be no assurance that the BCRA or other government agencies will not increase controls and restrictions for making payments to our foreign creditors, dividend payments to foreign shareholders or require its prior authorization for such purposes, which would limit our ability to timely comply with payments related to our liabilities with foreign creditors or non-resident shareholders. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

In addition, in October 2011, Decree No. 1,722 eliminated an exception for oil and mining companies, and thus requires these companies to settle in the foreign exchange market all their export receipts. Moreover, the National Insurance Bureau, issued in October 2011, Resolution No. 36,162 imposing the obligation for insurance companies to have all investments and liquid assets allocated in Argentina. We cannot ensure that similar measures will not be taking for other companies and or other sectors in the future.

Starting in January 2012, the AFIP and the SCI must be notified in advance and must approve all import operations of goods and services. This new procedure could negatively affect the provision of imported products and services. Such procedure could also negatively affect our supply chain, as some raw materials, equipment and handsets are imported by our suppliers.

Fluctuations in Telecom Argentina’s share price depend on various factors, some of which are outside of our control.

The market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, changes in the economic and political situation in Argentina, the way ANSES will exercise its political rights and manage its share ownership in Telecom Argentina, and changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance and operations. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

Finally, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADSs listed on the New York Stock Exchange are U.S. dollar — denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

ITEM 4.  INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector companies in Argentina in terms of revenues, net income and number of employees. Telecom Argentina has a non-expiring license (the “License”) to provide fixed-line telecommunications services in Argentina and it also provides other telephone-related services such as international long-distance service, data transmission, IT solutions outsourcing and Internet services. Through our subsidiaries, we also provide mobile telecommunications services and international wholesale services.

As of December 31, 2011, we had approximately 4.1 million fixed lines in service. This is equivalent to approximately 21 lines in service per 100 inhabitants in the Northern Region of Argentina and 373 lines in service per employee.

As of December 31, 2011, our Internet business reached approximately 1.6 million accesses and our mobile business had approximately 18.2 million subscribers in Argentina and approximately 2.1 million subscribers in Paraguay.

Business Strategy

The Telecom Group pursues a business strategy focused on increasing its profitability and maximizing value generation for its customers, shareholders, employees and the broader community it serves. In order to promote the achievement of its goals in a sustainable and consistent manner, the Telecom Group develops business plans according to the market and macroeconomic environment and invests in products and services innovation aimed at improving its customers’ user experience by adding content, interactivity and convenience to communication.

Our priority focuses on operational efficiency and the effectiveness of planning and control processes. We view these as key competitive factors for our Company and its long-term corporate sustainability.

We invest in our human resources through communication, training and development programs, promoting work-life balance, enabling telecommuting and providing open and transparent relationships with individual employees and trade unions. We conduct our activities in accordance with the principles and values in our Code of Business Conduct and Ethics, which applies to all managers and employees in the Telecom Group, and which our suppliers must also comply with.

We also consider the integrated vision of processes and technology to be a key factor of efficiency in our corporate management and market competitiveness, thereby enabling us to provide high-value service options to the individual and business consumer.

Our investments in technology are designed to continuously adapt our coverage and capacity of our infrastructure and implement new service platforms. We aim to provide quality service to our increasing traffic volumes and demand for bandwidth, caused by the expansion of our customer base, the access to the network applications, new Value Added Services, access to social networks and content distribution.

Through our Broadband and mobile Internet, we offer our customers continuous Internet access, regardless of the users’ physical location. We also provide our consumers with mobile equipment and applications that enhance personal communication, social relations, entertainment and professional performance.

For the corporate segment, we integrate communication solutions with information technology services by providing virtual access to applications and platforms at our datacenters.

For those services not subject to rate freeze since 2001 as a result of the Pesification, we maintain affordable prices commensurate with the market’s purchasing power, focusing on achieving our revenue growth by expanding and developing our customer base and by offering new services and products. We simplified our price structure by developing service packages targeted to different consumer profiles, which provide customers with a clear view and control over their communication expenses.

The penetration of communication services in the Argentine market has continued to show sustained growth positioning above the regional average. Our growth rate is currently positioned above the market rate. New market development opportunities could result from a more favorable environment for investment and competition in the sector.

We also developed a new identity for our mobile operations under the Personal brand, which has been increasing its market share. We believe our new identity represents the values in which we trust to successfully conduct our Number Portability activities in 2012.

We believe that the strategy implemented by our Management sets the foundations for the Telecom Group to reach its goals of continuous service quality improvement, strengthening its market position and increasing its operating efficiency.

Organizational Structure

The following chart shows our subsidiaries as of December 31, 2011, and jurisdiction of organization.

(*)         Dormant entity as of December 31, 2011.

Consolidated Subsidiary Information

The following table presents information relating to our consolidated subsidiaries for the year ended as of December 31, 2011:

Subsidiary(1)	Activity	Segment	Percentage of Ownership	Percentage of Telecom’s Total Consolidated Revenues(4)
Telecom Personal S.A.	Mobile Services	Personal Mobile Services	99.99	67.2
Núcleo S.A. (2)	Mobile Services	Núcleo Mobile Services	67.50	3.9
Springville S.A. (2) (3)	Mobile Services	Personal Mobile Services	100.00	—
Telecom Argentina USA, Inc.	International Wholesale Services	Fixed Services	100.00	0.2
Micro Sistemas S.A. (3)	Electronic Equipment Sales	Fixed Services	99.99	—
Total				71.3

(1)          Personal and Micro Sistemas are incorporated in Argentina while Núcleo, Springville and Telecom Argentina USA are incorporated in Paraguay, Uruguay and the United States, respectively.

(2)          Interest held indirectly through Personal.

(3)          Dormant subsidiary as of December 31, 2011.

(4)          Includes service revenues, equipment sales and other income with third parties.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Recent Developments

Telecom Argentina Annual shareholders’ meeting

Telecom Argentina’s shareholders, at their meeting held on April 27, 2012, approved, among other items:

•                  The allocation of retained earnings as of December 31, 2011, in accordance with the new requirements established by Resolution No. 593/11 (See “Item 8—Financial Information—Dividend Policy”) as follows: (i) P$121 million to the legal reserve, (ii) distribution of cash dividends of P$807 million (P$0.82 per share) to be paid on May 10, 2012, and (iii) the constitution of a voluntary reserve for future capital expenditures of P$2,553 million.

•                  The number of members of the Supervisory Committee for the year 2012 and their appointment as follows: the shareholders decided to elect five members and five alternate members of the Supervisory Committee for the year 2012, in accordance with the provisions of Telecom Argentina’s bylaws. As a result, one member and one alternate member were appointed at the request of ANSES through the exercise of cumulative voting procedures (See “Item 10—Additional Information—Memorandum and Articles of Association- Telecom Argentina’s capital stock—Voting Rights”) and the remaining four members and four alternate members were elected by ordinary vote.

Personal Annual shareholders’ meeting

Personal’s shareholders, at their meeting held on April 19, 2012, approved, in accordance with the new requirements established by Resolution No. 593/11 (See “Item 8—Financial Information—Dividend Policy”) among other items, the allocation of retained earnings as of December 31, 2011 as follows: (i) distribution of cash dividends of P$800 million (P$2.58 per share) in two installments, the first one on April 26, 2012 and the second one on June 18, 2012 in the amount of P$250 million and P$550 million, respectively, (ii) the constitution of a reserve for future cash dividends by P$910 million, and (iii) the constitution of a voluntary reserve for the finance of working capital and capital expenditures in Argentina by P$1,237 million. The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions to release the reserve for future cash dividends and the voluntary reserve for the finance of working capital and capital expenditures in Argentina.

History

Telecom Argentina was created by Decree No. 60 of the executive branch dated January 5, 1990, and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, its legal name was changed to “Telecom Argentina STET-France Telecom S.A.” and on February 18, 2004, it was changed to “Telecom Argentina S.A.”

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

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine government sold 60% of the common stock to Nortel, a holding company formed by a consortium of investors including Telecom Italia, among others. In 2003, Nortel’s common stock was transferred to an Argentine company named Sofora. As of the date of this Annual Report, Sofora is held 68% by the Telecom Italia Group and 32% by W de Argentina—Inversiones, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders of Nortel.”

Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s common stock was transferred to a Share Ownership Plan for certain former employees of ENTel and CAT by the Argentine government, and the remaining 30% of Telecom Argentina’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. A portion of the shares in the Share Ownership Plan has been sold in the public market, and the remaining shares in the Share Ownership Plan are being gradually sold in the public market. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

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

THE BUSINESS

General

As of the date of this Annual Report, we conduct our business through six legal entities which represent six operating segments. We aggregate these operating segments into three segments — Fixed Telecommunications Services (“Fixed Services”), Personal Mobile Telecommunications Services (“Personal Mobile Services”) and Núcleo Mobile Telecommunications Services (“Núcleo Mobile Services”) — according to the type of products and services provided and taking into account the regulatory and economic framework under which each entity operates.

The companies we aggregated to create the segments are as follows:

Segment	Consolidated Company / Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (1)
Personal Mobile Services	Personal
Springville (1)
Núcleo Mobile Services	Núcleo

(1)          Dormant entity as of December 31, 2011.

Fixed Services. Telecom Argentina owns a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region since the market was open to competition. Telecom Argentina expanded its network in the Southern Region of Argentina providing nationwide services. Fixed services are comprised of the following:

•                  Basic telephone services. Telecom Argentina provides Basic telephone services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2011, Telecom Argentina had approximately 4.1 million lines in service;

•                  Interconnection services. Telecom Argentina provides interconnection services, which primarily include access, termination and long-distance transport of calls;

•                  Data transmission and Internet services. Telecom Argentina provides data transmission and Internet services, including traditional Broadband and mobile Internet, Internet dedicated lines, private networks, national and international video streaming, transportation of radio and TV signals and videoconferencing services. As of December 31, 2011, Telecom Argentina had approximately 1.6 million Internet accesses;

•                  Information and Communication Technology Services. Telecom Argentina provides ICT services, datacenter services, telecommunications consulting and value-added solutions;

•                  Other telephone services. Other services provided by Telecom Argentina include supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services; and

•                  Sale of equipment.

Personal Mobile Services and Núcleo Mobile Services. We provide mobile services through our subsidiaries in Argentina and Paraguay. Our subsidiary, Personal, provides mobile telephone service throughout Argentina via cellular and PCS networks. Personal’s service offerings include:

•                  Voice, data and Internet services. Voice communications, GSM and 3G mobile communications over UMTS / HSDP / HSDPA+ networks (including high-speed mobile Internet, content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and cloud backup services); and

•                  Sale of mobile communication devices (handsets, 3G modems, and tablets).

We also provide mobile services in Paraguay through Núcleo, a subsidiary of Personal. As of December 31, 2011, Personal had approximately 18.2 million mobile subscribers in Argentina and Núcleo had approximately 2.1 million in Paraguay.

See Note 28 to our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2011, 2010 and 2009—Results of Operations by Segment” for additional information as to our results of operations by segment.

Fixed Services

Telecom Argentina is the principal provider of Basic telephone services in the Northern Region, and since late 1999 has also provided Basic telephone services in the Southern Region.

Since November 2000, the telecommunications sector in Argentina is completely open to competition. Our operations are subject to a complex series of laws and regulations of the Argentine government. In addition, we are subject to the supervision of the Regulatory Bodies. See “—Regulatory Framework—Rate Regulations” below.

The Argentine government has taken certain measures that have affected revenues from the services we provide. By the enactment of the Public Emergency Law since January 6, 2002, the rates charged by Telecom Argentina for fixed line services such as measured service, monthly basic charges,  public telephone service, domestic, national and international long-distance, installation charges and most of supplementary services (except for lines and equipment maintenance) have been pesified (regulated services since the Transfer Date). We cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect our future revenues. See “—Regulatory Framework—Rate Regulations” below and “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

On the other hand, interconnection services, data transmission, Internet services, ICT services and sale of equipment are not regulated services subject to a price cap regulation.

Telecom Argentina’s Telephone Network

Telecom Argentina’s fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the deployment of Telecom Argentina’s telephone network:

	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Number of installed lines (1)	4,792,530	4,688,977	4,595,043	4,442,629	4,238,542
Net lines installed (during each year)	103,553	93,934	152,414	204,087	341,905
Net lines installed cumulative (2)	3,221,566	3,118,013	3,024,079	2,871,665	2,667,578
Number of lines in service (3)	4,141,135	4,107,082	4,060,260	4,010,056	3,917,530
Net lines in service added for the year	34,053	46,822	50,204	92,526	96,124
Net lines in service added cumulative	2,739,166	2,705,113	2,658,291	2,608,087	2,515,561
Lines in service per 100 inhabitants (4)	21	21	21	21	20
Pending applications (5)	133,977	83,984	77,172	67,429	65,700
Public phones installed	40,079	44,846	50,275	58,375	70,550

(1)          Reflects total number of lines available in Switches.

(2)          Cumulative net lines installed since the Transfer Date.

(3)          Includes lines customers, own usage, public telephony and ISDN channels.

(4)          Corresponds to the Northern Region of Argentina.

(5)          Corresponds to lines requested by clients, but not yet installed.

Revenues

Fixed services include, among other charges, monthly basic charges, measured service charges, installation charges, public telephone services and interconnection services related to “essential facilities.” The rates for these charges are regulated by rules governing our license, which establish “maximum prices” that can be charged to clients. Telecom Argentina is able to charge prices below the maximum regulated prices as long as the discount is applied equally to clients who share the same characteristics (under the so-called principle of “non-discrimination”). In accordance with this ability, Telecom Argentina charges lower prices than the maximum regulated prices for certain of the services offered.

The remaining services included in the Fixed Services segment are not subject to regulation and, as a result, Telecom Argentina is able to set the corresponding rates. Market conditions limit rate increases.

a)    Retail — Residential and Business Customers

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice. The number of pulses varies depending on the type of customer. As of December 31, 2011 and 2010, approximately 83% of lines in service were for residential customers and public telephony and approximately 17% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to certain retired individuals and low-consumption residential customers.

Measured Service Charges. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per unit of time. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. During the summer months (December through March), there is decreased consumption due to the fact that many customers are on vacation. Additionally, due to competition, Telecom Argentina offers discounts to customers mainly for domestic long-distance service as semi-flat rate plans that include a set quantity of minutes for a fixed charge.

Local minutes were approximately 11.5 billion in 2011, 12.2 billion in 2010 and 12.5 billion in 2009. During the past three years, despite increased economic activity in Argentina and the growth in our fixed line customer base, the volume of local minutes has decreased slightly due to the strong growth in mobile telephony and the resulting migration of traffic to mobile service. During 2011, revenues from local traffic continued to increase leveraged by the growth of lines with minutes included in the plan and subscription plans, despite the slight drop in traffic volume. Also, and to adjust the portfolio to customers’ needs, new local calling plans were launched to lower-consumption customers.

Domestic long-distance minutes were approximately 2.8 billion in 2011 and 2.9 billion in 2010 and 2009. Ever since the Northern Region was opened to competition in 1997, Telecom Argentina has maintained its position as the regional market leader for domestic long-distance traffic. During 2011, deploying a similar strategy to that which was adopted for local traffic, we maintained sales of targeted and selective flat-rate plans positioned to maintain average revenues generated by customers.

In the year ended December 31, 2011 and 2010, approximately 80% of measured service revenue was generated by residential and professional customers, and approximately 20% was generated by business and government customers.

International Long-Distance Service. International long-distance traffic minutes increased to 156 million in 2011 from 145 million in 2010, mainly due to an increase in the MOU (Minutes of Use) of residential customers, while in 2010 it had decreased from 151 million in 2009. The decrease in 2010 was mainly due to strong competition and the introduction of VoIP.

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

Public Telephone Services. As of December 31, 2011, there were 40,079 public lines installed of which 2,942 are in the Southern Region. Local and domestic long-distance traffic experienced a systematic reduction as a result of a strong development in the mobile industry in Argentina. As a result, public telephony traffic for 2011 fell to 202 million compared to 247 million minutes for 2010 and to 300 million minutes for 2009. The traffic in domestic long-distance public telephony was 120 million minutes for 2011, 139 million minutes for 2010 and 150 million minutes for 2009. The traffic in international long-distance public telephony has experienced a slight increase in 2011 growing to 70 million minutes from 68 million in 2010 and 67 million minutes in 2009.

Other National Telephone Services. Telecom Argentina provides dedicated lines to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, Telecom Argentina receives revenues from dedicated analog urban/inter-urban lines. These revenues are calculated according to the price for long-distance codes of urban/interurban calls. Additionally, other national telephone services include charges for supplementary services (such as call waiting, call forwarding, conference calls, caller ID, voicemail and itemized billing).

Data Transmission Services. The data services business includes nationwide data transmission services, virtual private networks, symmetric Internet access, national and international signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies. Telecom Argentina also provides certain Value Added Services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are provided mainly through frame relay and ATM networks.

During 2011, we maintained our focus on ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the World Class multi-site network of Datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

In addition, we continued making additional investments at the major data center in Pacheco, consolidating its position as leader in the market and enhancing the level of services supplied. Such investments will enable Telecom Argentina to support business growth in the next few years with the highest market standards.

Internet. Telecom Argentina has been providing residential Internet services under the brand name Arnet since 1998. Telecom Argentina mainly offers this service in the major cities of Argentina. In recent years, Telecom Argentina’s Internet service has experienced higher demand and usage in less populated areas of the country. The Internet services include access, Arnet service and Dial-Up. However, during the past several years we have seen a constant decrease in Dial-Up access that has been more than offset by increased Broadband accesses. As a result, Dial-up access represents a marginal percentage of Telecom Argentina’s revenues.

The following table illustrates the evolution of Internet services:

	December 31,
	2011	2010	2009
Fixed access lines (1)	1,550,000	1,380,000	1,214,000
Arnet subscribers (2)	1,540,000	1,377,000	1,184,000

(1)          Includes accesses in the Northern Region and the Southern Region. Accesses refer to connections to Internet services offered by Telecom Argentina.

(2)          Includes Arnet GO and Mobile Arnet services. Arnet subscribers refer to customers to which Telecom Argentina provides Internet service.

The market for Broadband has experienced significant growth in 2009, 2010 and 2011 throughout the country, increasing 16%, 17% and 15%, respectively. Broadband can be delivered through three technologies: cable modem, ADSL and mobile; cable modem and ADSL being the most widely used. In the local market, ADSL connections exceeded the number of cable modem and mobile connections. Telecom Argentina markets its ADSL service through its Arnet brand and in partnership with other ISPs.

During the last four years, Telecom Argentina continued to increase its customer base in line with or exceeding the market’s expansion. As of December 31, 2011, we reached approximately 1.6 million accesses. During 2011, our efforts to communicate effectively with our customers and special offers with competitive prices according to segment helped us to maintain the leadership of our products under the brand Arnet.

In November 2011, we launched a value-added broadband access service called “Arnet Play”, the first video streaming service for residential customers of Telecom Argentina. The service provides customers, through the payment of a monthly fee, the ability to access a vast library of content. Another important value-added service introduced in 2011 was Arnet Móvil, which provides access to Internet through the Personal 3G network. This service is aimed to broaden the service already offered to customers with a fixed broadband connection.

In December 2011, with the launch of “10 mega Arnet”, the portfolio of access speeds available was expanded, creating a new alternative in terms of average speed.

Internet revenues include both Internet access services and the provision of Internet service.

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

b)    Corporate Customers

The large customer segment includes leading companies in the Argentine market as well as the National Government, Provincial Governments and Municipalities. These customers demand cutting-edge technology and solutions tailored to their needs, including voice, data, Internet and Value-Added services.

As response to the constant changes demanded by the market, Telecom Argentina maintained its strategy to position itself as the integrated provider for large customers through the offer of convergence ICT solutions, including fixed and mobile voice, data, Internet, multimedia, ICT, datacenter and application services through a sales consulting management and specialized and targeted post-sale customer services.

The main solutions and businesses developed during 2011 included:

•                  implementing and deploying an integrated core communication system accessing mobile radios for individual safety in the City of Buenos Aires;

•                  implementing a hospital management system connecting several health care centers in the province of Salta,

•                  developing virtual desks and servers to implement internal IT solutions on a comprehensively virtualized platform for a multinational information technology company; and

•                  implementing a solution that consists of installing, training and maintaining an innovative digital billboard system for the major airport in Argentina.

Additionally, the following projects have been carried out and are expected to be completed in 2012:

•                  entering into a contract to control content in the country-wide school connectivity program;

•                  entering into a contract to control access to soccer stadiums;

•                  entering into a contract to supply, install and maintain a comprehensive 911 public safety; and system in the city of Paraná.

c)    Wholesale

Interconnection Revenues. Telecom Argentina collects fees from other operators for interconnection services. These fees primarily include local access, termination and long-distance transport of calls, rentals of network capacity and commissions calling party pays fees. These fees are payable by mobile operators as well as fixed-line operators.

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

Telecom Argentina continued to strengthen its position as a provider of solutions for the broadcasting segment by offering transportation solutions for audio and video signals both as dedicated private links and on the Internet. We provided solutions to cable operators and TV channels for the distribution of video signals. During 2011, we continued to increase the number of clients connected to Telecom Argentina’s video matrix located in the city of Buenos Aires. In 2011, Telecom Argentina provided the national and international video signal transport in standard and high definition for Latin America’s Football Cup. The transport of video signals covered twenty-six calendar days and was distributed to several Argentine channels and producers.

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

•                  international point-to-point leased circuits; and

•                  international data services.

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 727 million in 2011, 607 million minutes in 2010 and 643 million minutes in 2009.

Telecom Argentina is connected to international telecommunications networks mainly through the following submarine Fiber Optic cables: Unisur (Argentina — Brazil — Uruguay), Americas 2 (USA), Columbus 3 (Europe), Atlantis 2 (Brazil — Europe), Sea-Me-We (Europe — Asia), Latin American Nautilus (LAN), a company of the Telecom Italia Group, and other minor cables.

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

Through our wholly owned subsidiary in the United States, Telecom Argentina USA, Inc., a corporation organized under the laws of the State of Delaware, we were granted an FCC 214 license by the Federal Communications Commission, or the FCC, which allows us to provide international long-distance telecommunications services in the United States. Telecom Argentina USA, routes the majority of its traffic through its own switching capabilities. Its business, at the moment, is focused mainly on wholesale long-distance international traffic. Additionally, it serves the retail market through sales of prepaid cards and A.N.I. recognition services (a technology similar to caller ID that allows customer identification of a particular prepaid card). In 2011, Telecom Argentina USA, Inc., began to operate a node of high-definition video in Miami, thus extending the Telecom video matrix to the international market. This development has allowed the first international video transmissions in high definition to U.S. broadcasters during the 2011 Latin America’s

Football Cup held in Argentina. This node also presents future opportunities for video transmission of international events.

Network and Equipment

In line with the previous years, coverage, capacity, quality and availability have been the focus of the development of our network strategy in 2011.

Within this context, we continued the deployment of fiber optic connections to ensure that Broadband availability in each city satisfies our customers’ increasing demands. By the end of 2011, over 93% of our customers were served through premises interconnected by fiber optic networks, which ensure a lower cost per bit and increase future availability, based upon adding new electronic equipment. For 7% of our customers in small areas where fiber optic service is not available, we provided them with high-capacity SDH radio links and used the new adaptive modulation IP radios, which permits Ethernet connectivity.

We continued our strategy of having a single transmission backbone for the fixed, mobile, Broadband and mobile Internet and corporate connectivity services. Also, we continued to deploy DWDM on the national long-distance network as the main supplier of transmission capacity in order to avoid the use of SDH equipment. This reduces the number of layers and keeps the network as simple as practicable to address the existing Ethernet flows on DWDM and release existing SDH capacity.

With regard to the fixed access network, we have identified two overlapping needs: (i) the need to maintain 100% digitalized TDM lines in operational status, in coordination with the deployment of NGN networks to satisfy the demand for new lines and (ii) the need to reach customers’ homes with an increasingly higher capacity. In order to ensure proper TDM equipment operation, we continued with a Service Level Agreement (SLA) with the TDM technology providers, which expire in 2015.

Over 23% of our active customers use NGN technology, which enables us to attend to the demand for new voice services.

In response to our customers’ need for more bandwidth, we implemented a plan to shorten the loop, which consists of installing outdoor cabinets with the capability to provide services consistent with the competitive Broadband market. Shortening the loop is a strategic project for Telecom Argentina, as it will provide fixed Broadband customers with world-class performance services, positioning Arnet among the best suppliers in the market. This project not only enhances current Broadband capacity, but also allows us to provide customers with fiber optic technology at even greater speeds. Additionally, it will allow us to offer value-added services that will require grater bandwidth, such as high-definition videos available from the Arnet Play portfolio. Also, the FTTC strategy has continued in areas with saturated copper cabinets and the FTTB strategy has continued in certain major buildings. During 2011, we installed the first building with FTTH.

Beginning in 2012, our strategy will be to provide FTTB for most new buildings and FTTC/FTTH for new neighborhoods to satisfy the demand for higher Internet access speed, which is expected to develop in the near future.

In 2011 we installed the first multiservice network node in the Buenos Aires Metropolitan Area, which includes MPLS-TP technology and enables the same connection site to provide various services with high-capacity levels.

During 2011, we continued to replace the main Backbone IP nodes in Argentine provinces with new-generation nodes. As a result, smaller-capacity nodes were moved to the network’s periphery, allowing Telecom Argentina to meet the growing needs of present and future systems. In addition, we have completed the work to connect every provincial capital in the original exclusive zone to the secured Fiber Optic rings.

Regarding operations, MPM continued to be implemented on the access network. When a cabinet area needs to be restored due to its high claim rate, MPM helps maintain the improvements achieved over time. In 2011, about 1,500 areas were restored, reaching a cumulative 4,000 restored areas using all the restoration methodologies available.

Work also continued to replace telephone posts. We intend to replace all older posts in the next five years.

Personal Mobile Services and Núcleo Mobile Services

We provide mobile services via cellular and PCS networks through our subsidiaries in Argentina and Paraguay.

Mobile Telecommunication Services in Argentina—Personal

The market for mobile telecommunications services in Argentina is characterized by rapid growth and intense competition. Operators are generally free from regulation to determine the pricing of services, with the limited exception of calling party pays (“CPP”) charges for termination of calls originating on a fixed line network. See “—Regulatory Framework—Other Regulatory Regulations—Calling Party Pays—CPP.” There are currently three mobile operators offering nationwide service. The penetration of mobile service in Argentina has increased from approximately 117.7% of the population as of December 31, 2009, to approximately 126.7% in 2010 and to 134.2% in 2011, respectively. This information regarding penetration of mobile service is an estimate, as there are no official statistics published in Argentina.

Service providers in Argentina are making significant capital expenditures in new network infrastructure for the deployment of 3G technology, which allows for the higher transmission speeds required for Value Added Services such as data transfer, video calling and Internet browsing.

Our mobile telecommunications services in Argentina are provided through our subsidiary, Personal. We provide mobile services throughout Argentina via STM, SRMC and PCS networks. Personal utilizes GSM and 3G technologies in its networks and primarily offers its services of STM and SRMC services on the 850 MHz frequency band and PCS service on the 1900 MHz frequency band.

Personal’s business is growing rapidly. From December 31, 2010, to December 31, 2011, its subscriber base in Argentina grew approximately 11%. As of December 31, 2011, Personal had approximately 18.2 million subscribers compared to approximately 16.3 million subscribers as of December 31, 2010, and approximately 14.5 million subscribers as of December 31, 2009.

a)            Residential and Business Customers

Personal subscribers are offered a variety of flexible pricing options for mobile services. These options include prepaid, post-paid and mixed plans.

Prepaid Plans. Under prepaid plans, the subscriber pays in advance for telephone calls and Value Added Services using a prepaid card. When the card runs out of credit, the subscriber can recharge the prepaid card using a prepaid system or can purchase virtual prepaid phone cards on Personal’s website, by phone, at ATMs and drugstores, or through authorized agents. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. A subscriber can add credit to the card and make and receive local, national and international calls.

Post-Paid Plans. Personal offers a National Flat Rate post-paid plan and a Local Flat Rate post-paid plan. Post-paid plans include caller ID, voicemail and a personalized greeting, call forwarding, data services, a multimedia personalized greeting, telephone technical support and call waiting. The plans deploy Personal Digital Invoicing, enabling subscribers to view, download and print their invoices from the web. Depending on the plan, and the monthly fee, they might include Value Added Services such as social network access, e-mail or data allowance for browsing the Internet, as well as specific contacts (on-net numbers) that can be contact by voice or SMS for free.

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

Mixed Plans (“Cuentas Claras”). Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system. Under this plan, a subscriber can use its monthly minutes or its pre-paid credits for Value Added Services, such as social network access, e-mail or data allowance for browsing the Internet, as well as specific contacts (on-net numbers) that can be contacted by voice or SMS on a free basis.

The following table presents information regarding Personal’s post-paid, prepaid, “Cuentas Claras” and total mobile subscriber bases for the periods indicated:

	As of December 31,
	2011	% of Total	2010	% of Total	2009	% of Total
Mobile subscribers:(1)
Prepaid	12,414,000	68.2	11,426,000	70.0	10,051,000	69.5
Post-paid	2,640,000	14.5	2,111,000	12.9	1,715,000	11.8
“Cuentas Claras”	3,139,000	17.3	2,796,000	17.1	2,709,000	18.7
Total	18,193,000	100.0	16,333,000	100.0	14,475,000	100.0

(1)          Mobile subscribers mean total registered and active mobile subscribers at the end of the relevant period. An “active mobile subscriber” is a mobile subscriber who made or received three phone calls within the last 90 days of such relevant period.

New products and services. Personal continued to deepen its strategy of innovation and leadership with the launch of various products, promotions and benefits to meet the diverse communication needs of different types of customers. The consolidation of third-generation coverage (3G and HSPA+), together with the evolution of Value Added Services powered by smartphones and tablets, defined the kind of offers developed over 2011.

Regarding innovation, the presentation of a new mobile Internet offer called “Internet P$1 per day” allowed an 80% increase in the number of Personal’s customers who access the Internet through their mobile devices for a fixed charge per day. Another relevant development was the launch of SIM Facebook before a similar launch by any other operator worldwide. SIM Facebook enables Personal’s customers to access social networks through its handsets, regardless of the device or the plan they have.

Personal continued to expand its Todo Incluido plans, which include free voice minutes, SMS and data transmission, along with Personal Black, the premium customer care service platform for mobile subscribers in Argentina. For a fixed rate, the plan includes unlimited data services, a portfolio of exclusive smartphones at discounted prices and additional preferential benefits. As a result of this strategy, one in two smartphones sold in the Argentine market is Personal.

In 2011, Personal also increased the granting of benefits in recharges and service packages for its customers, as well as special benefits for Club Personal members repositioning Personal in terms of convenience.

Personal’s ARPU was approximately P$51 per month for 2011 and P$44 per month for 2010.

b)            Wholesale

International Business. During 2011, Personal continued to expand roaming data coverage to provide better 3G coverage to its customers. We entered into over 242 data agreements (GPRS/EDGE) reaching over than 110 3G launchings of a total of 288 international roaming agreements, which provide service in 155 countries.

With the main purpose of increasing the number of destinations reached by the international roaming service, a roaming Hub was engaged, which facilitated the process of integration to about 60 new destinations.

Finally, Personal expanded the destinations reached by international SMS, via SMS Hub, to ensure both the delivery and reception of messages. This solution benefited over 200,000 customers using the service. With regard to coverage growth in 2011, our clients can use services in over 150 countries, and in 20 of them they can benefit from full coverage, with integrated message exchange on both GSM and CDMA technology.

Domestic Business. During 2011, Personal continued to strengthen its relationship with operators and suppliers of telecommunication services, Cooperatives Federations and clearing house services suppliers (information distribution centers). We continued to renew expired contracts with existing operators of such services with positive impact in our business due to the recovery of a historic number of bad debts since certain Cooperatives paid their overdue debts in the negotiation process.

In 2011, Personal also negotiated space on the Buenos Aires subway network and added other significant sites to improve the service provision.

In addition, Personal expanded agreements with other operators of resources and facilities, who contributed to the development of our mobile network, with a positive effect in the quality and quantity of the services offered to its customers. Such resources and facilities include data link and transmission, interconnection resources, origination, termination, minute transport, site leases and domestic roaming.

Personal’s Network and Equipment

Personal is the operator of mobile networks at a national level, and uses world-class technology providing GSM and third-generation services.

Personal’s network infrastructure supplements the infrastructure of Telecom Argentina’s fixed network. Therefore, the development strategy for Personal’s network aims to maximize the synergies of investments of the Telecom Group as an integrated operator group (both fixed and mobile).

To this end, Personal’s radio access network is supported by a regional transmission network that is shared with the fixed telephony business. To the extent possible, the switching core shares the facilities with other switches in the Telecom Group, and all data services are supported by the public backbone of the Group.

The coverage of this access network is constantly undergoing improvements in breadth, depth and capacity. Improvements in breadth address the number of cities covered; improvements in depth address continuity of coverage, and lastly, improvements in capacity address strategies to meet simultaneous customer demands. In order to continuously guide this process, Personal measures relevant parameters and benchmarks its network against those of its competitors.

By the end of 2011, we had over 2,900 2G network radio access bases distributed throughout the country. The 2G network continued growing primarily in terms of capacity to accompany the increase in customer traffic, especially the increase in data traffic as a result of various marketing actions.

We continued to deploy a 3G access network that enables a general roll-out of mobile Internet services. This network operates in coordination with our GSM accessibility and is tailored to provide customers with adequate resources for the type of services it demands. As of December 31, 2011 there were more than 2,400 new-generation access nodes installed.

During 2011, a plan was instituted to modernize equipment in the mobile network through a technological swap that enables GSM and 3G equipment to be replaced by equipment consistent with both technologies, which can be further upgraded to a new version with LTE technology using an specific software.

The capacity increase required to satisfy the growing demand for mobile bandwidth in 2011, and the bandwidth that will have to be attended to in 2012, is based on a substantial increase in the number of radio base sites, and on the implementation of “six sectors” technology, an innovative technology that allows a more effective use of the spectrum. In order to ensure bandwidth availability to address current and future needs, our strategy is to maximize the display of fiber optic to the radio bases.

With regards to the core network, we consolidated the migration to a split or distributed architecture. This migration and network redistribution will lower Personal’s transmission costs and improve its awareness of service availability in areas distant from the switching equipment, which were previously monolithic. This also provides a convergent core network for GSM or 3G services and ensures the future benefit of the investments made.

As to the operation, the MPM began to be used on the mobile network. During 2011, the MPM was used on ten sites throughout the country, with an increase in radio base availability. The expansion process is expected to begin in 2012.

Also, Personal’s mobile network began to be deployed based on the use of sites with low height, on posts of Telecom Argentina or third parties, or on urban roofs. This allows Personal to make a substantial improvement in the use of tower structures commonly used to deploy mobile networks (by shortening the height of the facilities needed on the post, and also optimizing the capillarity and reach of the B nodes).

Mobile Telecommunications Services in Paraguay—Núcleo

We provide nationwide mobile telecommunications services in Paraguay through our subsidiary, Núcleo, under the commercial name of “Personal.” Núcleo is 67.5% owned by Personal and 32.5% owned by ABC Telecomunicaciones S.A., a Paraguayan corporation. Núcleo has been granted licenses to provide commercial mobile services, Internet access and videoconference and data transmission services in Paraguay.

The market for mobile telecommunications services in Paraguay continued experiencing a significant level of competition in 2011 due to aggressive rate competition, new product and service launches, and marketing promotions. As of December 31, 2011, Núcleo had approximately a 32% share of the market for mobile telecommunications services in Paraguay (an increase of 2% compared to 2010). The subscriber base for its core mobile services increased 15% as compared to the previous year. As of December 31, 2011, Núcleo had 1,792,000 pre-paid subscribers, 220,000 subscribers with the service plan “Control Plan” and 129,000 post-paid subscribers.

During 2011, Núcleo focused its offers and promotions in obtaining a better perception of its prices in the market. To satisfy the needs of its customer base with more alternatives, Núcleo migrated from an offer of unlimited packages to more varied and accessible packages as a way of maintaining a positive perception by its customers.

New customer care channels were put in place such as mail, SMS, chat and social networks (Facebook, Twitter, Google+, Foursquare and You Tube).

In addition, Núcleo consolidated its brand for retail customers, highlighting closeness, youth and convenience and continued to be the leader in preference among the young segment.

Also, Núcleo achieved leadership in mobile Internet reaching more than 50% of the market’s top of mind, based on speed and mobility attributes.

Núcleo’s Network and Equipment

During 2011, Núcleo commissioned 36 new cell sites in four departments in Paraguay, adding 68 new locations to its GSM network. As a result, Núcleo became the leader in coverage in the western region of Paraguay. Further to these sites, in 2011, Núcleo installed another 43 sites in different regions in Paraguay, finishing 2011 with an increase of 20% in the number of cell sites installed.

With regard to its 3G network, in 2011, Núcleo commissioned 158 B nodes, representing an increase of 53% in the number of B nodes in the 3G network compared to 2010. Also, Núcleo has doubled the browsing bandwidth from 5 Mhz to 10 Mhz, with connection speeds in excess of 1 Mbps.

Also in 2011, Núcleo continued expanding the circuit core and the package core, updating hardware and software of all the nodes in Asunción and Ciudad del Este and commissioning two new controllers in the Northern area and in Asunción which enabled Núcleo to meet the data traffic increase experienced by its 3G network.

Finally, in relation to Value-Added Services, Núcleo updated and expanded all its service platforms, especially by implementing the second SMS Gateway (the platform that controls SMS interconnection so they can be sent to and received from other operators and service providers), resulting in ensuring and providing SMS traffic redundancy outside the network. Also, Núcleo performed adjustments and migrations in the nodes controlling network signal traffic, which saved 30% of the processing capacity for this type of traffic, which is highly sensitive to the data growth experienced by the network in the last few years.

Competition

Fixed Services

Basic Telephony and International Long-Distance Services. Before November 1999, Telecom Argentina held an exclusive license to provide Basic telephone services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (commercially known as Telmex), Telephone2, Impsat (commercially known as “Global Crossing”), IPlan, Comsat, Telecentro, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the rates it charges for its services and experience limited loss in market share in the Northern Region.

Internet and Data Services. We face nationwide competition in the Internet service market in Argentina from Telefónica, Netizen, Gigared, UOL, Cablevisión (Fibertel) and Telecentro (providing a triple-play offer), among others. Our data services business faces competition from Telefónica, Comsat, Grupo Telmex Argentina and from several providers of niche data services such as Impsat, IPlan and others.

Mobile Telecommunications Services

Mobile Telecommunications Services in Argentina. The mobile telecommunications market in Argentina has been open to competition since 1993 and was expanded to include PCS services in 1999. During recent years, GSM technology has created intense competition for subscribers among the various service providers, including giving rise to severe pricing pressure, significant handset subsidies and increased sales incentives provided to dealers. The introduction of 3G technology since May 2008 has allowed operators to focus competition on Value Added Services.

Currently, there are three operators providing nationwide mobile telecommunications services. These three operators are Personal, Telefónica Móviles Argentina and América Móvil. Nextel competes on a limited level, offering trunking telephony services in Buenos Aires and selected cities in the interior, in addition to offering mobile telecommunication services in those cities.

América Móvil, operating in Argentina under the trade name “Claro” (formerly CTI), is one of the country’s largest mobile operators in terms of number of subscribers and has provided STM cellular services in the Northern and Southern Regions outside of the AMBA since 1994 through the 850 MHz band (25 MHz in each region). Claro also holds a 40 MHz license for its PCS services in the AMBA and a 20 MHz license for PCS in each of the Northern and Southern Regions.

Telefónica Móviles, operating in Argentina under the trade name “Movistar,” is another of the largest mobile operators in Argentina in terms of number of subscribers. Movistar is the result of Telefónica’s merger of Unifón and Movicom in 2005. Movistar operates in the AMBA through the 850 MHz band with a total of 37.5 MHz (25 MHz + 12.5 MHz), and a total of 50 MHz (20 MHz + 30 MHz) for PCS. It also holds a total of 80 MHz (40 MHz + 40 MHz) for its PCS licenses for the Northern Region, and a total of 60 MHz (20 MHz + 40 MHz) for its PCS license in the Southern Region. This Southern Region is Unifon’s original service area, where it also holds a 25 MHz license for STM. The economic concentration that resulted from Unifon and Movicom’s merger exceeded the maximum limit of the 50 MHz of spectrum assignation (for the services of STM-SRMC-PCS and SRCE) permitted by Article 4 of the Annex to Article 1 of Decree 266/1998. In Regulation No. 343/05, regulatory authorities approved the merger on the condition that the resulting entity decreases its spectrum holdings to the permitted levels in accordance with a schedule ending at year-end 2008. Movistar has completed the required decrease in its spectrum.

Nextel Argentina provides trunking telephony services in Buenos Aires. Nextel Argentina’s service currently focuses on business subscribers in the principal cities of Argentina.

With the introduction of Number Portability in 2012, competition is expected to intensify. The acquisition and retention of high-value customers will continue to be a key factor to Personal’s strategy, which will be focused on maintaining customer’s consumption through the launch of new products and services that will enable retention of existing customers and take advantage of the opportunities that Number Portability is expected to generate.

See “—Regulatory Framework—Regulatory Environment—Decree No. 764/00” for a description of Number Portability and also “Regulatory Framework—Other Regulatory Regulations—Regulations Applicable to PCS Services” for additional details on Personal’s license.

Mobile Telecommunications Services in Paraguay. Currently, there are four participants in the mobile telecommunications services market in Paraguay. As of December 31, 2011, Núcleo’s major competitor was Telefónica Celular del Paraguay S.A. (a Millicom International Cellular subsidiary).

REGULATORY FRAMEWORK

Regulatory Bodies and General Legal Framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The activities of Telecom Argentina and Personal are supervised and controlled by the CNC, a governmental agency under the supervision of the SC (which is presently supervised by the Ministry of Federal Planning, Public Investments and Services). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies, which are applicable to telecommunications services, to ensure that these policies are applied, to review the applicable legal regulatory framework, to act as the enforcing authority with respect to the laws governing the relevant activities, to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

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

Licenses granted as of December 31, 2011

As of December 31, 2011, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•                  local fixed telephony;

•                  public telephony;

•                  domestic and international long-distance telephony;

•                  domestic and international point-to-point link services;

•                  domestic and international telex services;

•                  Value Added Services, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

As of December 31, 2011, the Company’s subsidiaries have been granted the following licenses:

•                  Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina and data transmission and Value Added Services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services; and

•                  Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services (STM) in Paraguay as well as PCS services in certain areas of that country. In addition, Núcleo has been granted a five-year renewable license to provide Internet services, data transmission and videoconferencing throughout the country.

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

•                  repeated interruptions of Personal’s services;

•                  any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•                  any encumbrance of the license;

•                  any voluntary insolvency proceedings or bankruptcy of Personal; and

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

Liberalization of the Argentine Telecommunications Industry

In March 1998, the Argentine government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry, or the “Plan.” Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of Basic telephone services until sometime between October 8, 1999, and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of paid telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “—Decree No. 764/00” below. Beginning in late 1999, two new operators, formed by independent operators, mobile operators and cable television operators were permitted to offer services. These new operators, together with the existing licensees of Basic telephone services, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing before the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000.

During the “Transition Period” (1998-1999), new regulatory obligations were also introduced with respect to quality and service targets applicable to both Telecom Argentina and Telefónica. For example, all localities with more than 80 inhabitants had to be incorporated into the network by means of the installation of semi-public long-distance services and all localities with more than 500 inhabitants had to be incorporated into the residential network by means of fixed-line or mobile services. During the Transition Period, 640,000 new lines had to be installed, of which 15% of these new lines were required to be installed for customers in suburban areas; 19,000 new public telephones had to be added to the existing network (50% of which are to be coin-operated telephones), and 2,000 telephones were required to be installed in low-income areas.

As long-distance services were liberalized, competition was introduced by Pre-subscription of Long-Distance Service for locations with more than 5,000 clients. Following the introduction of Presubscription of Long-Distance Service, a call-by-call selection service will be installed. These requirements obligate the telephone companies to make significant investments and modifications to their networks.

During 1999, competition in local, national and international long-distance services was established among Telecom Argentina and Telefónica and Compañía Telefónica del Plata (CTP, Movicom Bell South) and Compañía de Telecomunicaciones Integrales S.A. (CTI, now Claro), the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (Telmex), Telephone2, Impsat (Global Crossing), Comsat, IPlan, Telecentro, Telefónica and Telecom Argentina.

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

The implementation timetable was approved by Resolutions No. 8/2011 and 3/2011 jointly issued by the SC and the Ministry of Domestic Trade.

The resolution also provides for the creation of a Portability Committee, formed with representatives of mobile operators and, among other responsibilities, is in charge of coordinating and supervising the NP’s implementation process and functioning, reporting to the SC about fulfillment of the objectives included in the timetable, defining the NP’s technical and operative procedures and specifications, and preparing the Bidding Specifications for the hiring of the Database Administrator, all of the above being subject to the SC’s approval.

At the beginning of 2011, the Portability Committee sent for the SC’s approval the agreed Portability processes and specifications for the selection of the Database Administrator.

On June 14, 2011, the SC issued Resolution No. 67/11 replacing several sections of the NP regime. It also approved the processes and technical and operational specifications relating to the implementation and proper application of the NP, the bidding specifications and model contract for the selection of the Database Administrator, and the network technical specification for the implementation of the NP in the mobile communication networks.

On July 7, 2011, the Portability Committee convened companies with extensive international experience to participate in the private tender for the selection of the Database Administrator. Telcordia Technologies Inc. together with its Argentine partner, Telmark S.A. (hereinafter “the Administrator of the Portability”), were the companies selected in the process.

The results of the proceedings were reported to the SC on October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database between the four service providers and the Administrator of the Portability was formalized.

Mobile providers made the adjustments to their respective networks, as well as developments and testing of the necessary information technology applications. The NP was implemented during March 2012.

Regulation Governing the Administration, Management and Control of the Radioelectric Spectrum. This regulation establishes the principles and requirements governing the administration, management and control of the radioelectric spectrum. According to the regulation, authorizations or permissions will be granted subject to SC’s right to substitute, modify or cancel them without any grantee right to indemnification. New grants of authorizations will have a minimum duration of five years. The authorizations or permissions for use of frequencies may not be transferred, leased or assigned, in whole or in part, without prior authorization by the SC.

In May 2011, the SC, through Resolution No. 57/11, launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. The total spectrum to be auctioned in each region is: 30 MHz in Region I (“North”); 37.5 in Region II (“AMBA”); and 35 MHz in Region III (“South”).

Personal is participating in the spectrum auction process and expects to acquire additional spectrum to complete its “Spectrum cap” along throughout Argentina. For such purpose, Personal can expect to acquire up to 5 MHz in the first Region, up to 7.5 MHz in the second Region and up to 10 MHz in the third Region.

As of the date of this Annual Report, the SC has postponed the auction and it is expected to take place in May 2012.

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

New Universal Service Regulation

Decree No. 558/08, published on April 4, 2008, replaced the SU Fund regime created by Decree No. 764/00, and approved a new Universal Service regime. Decree No. 558/08 established that the SC would assess the value of service providers’ direct program contributions made in compliance with obligations promulgated by Decree No. 764/00. It would also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunications services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

In defining “Universal Service,” the new regulation established two categories: (a) areas with uncovered or unsatisfied needs and (b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application. The regulation establishes that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of SU programs already being administered and implementing programs that had been under review.

The Decree requires Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of the Decree’s publication. The SC will determine on a case-by-case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of Universal Service ongoing programs established under the previous regulation will be determined by the SC, whereas telecommunications providers appointed to participate in future SU programs will be selected by competitive bidding.

Under Decree No. 558/08, providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members appointed by the SC, one member appointed by the CNC, three members appointed by the telecommunication services providers — one each appointed by

Telecom Argentina and Telefónica and one by the rest of the providers — and another member appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with prior approval by the SC. The Technical Committee has been created in a timely manner and is in full operation of the functions derived from its responsibilities.

The Decree also requires telecommunications service providers to create, subject to SC approval, a procedure to select the fiduciary institution and to provide a proposed fiduciary agreement within 60 days from its effective date of publication. Telecom Argentina and Personal selected Banco Itaú as the fiduciary institution. The fiduciary institution and the proposed fiduciary agreement were approved by the SC in January 2009 through SC Resolution No. 7/09.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of Basic telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long-distance services, international long-distance services and Internet services in towns that currently do not provide Basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Resolution’s Annex. The bases for the bidding process for 400 localities under this program were published in March 2012.

On December 1, 2010, the SC issued Resolutions No. 147/10 and No. 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to provide the Broadband Internet service to state-run educational institutions and public libraries, respectively, and will be implemented using SU Fund resources, through public biddings. As of the date of this Annual Report, the first bidding for the “Internet for educational institutions” program has already been conducted and the bidding for the “Internet for public libraries” program is under development.

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

On December 30, 2010, the trustee notified Telecom Argentina and Personal of the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing the “Infrastructure and Equipment Program.” The Resolution provides that telecommunication service providers can contribute to the projects in this program only the amounts corresponding to their pending SU contributions under Annex III of Decree No. 764/00, before the effective date of Decree No. 558/08.

In Telecom Argentina

Over ten years after the deregulation of the market and effectiveness of the SU regulations, superseded by Decree No. 558/08, incumbent operators have not received any set-offs for the services rendered under the SU regime.

Pursuant to Resolutions SC No. 80/07, SC No. 154/10 and CNC No. 2,713/07, Telecom Argentina has estimated a receivable for the period initiated in July 2007 through December 31, 2011, and has filed its calculations for approval by the SC. This receivable has not yet been recorded since it is subject to approval of the SU programs, review of the SC and availability of funds in the SU Fund.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — valued at approximately P$829 million since July 2007 and included in the above-mentioned receivables — are not an Initial Indicative Program. Such resolution was appealed by Telecom Argentina. As of the date of this Annual Report, the outcome of this appeal is still pending.

In Personal

Since January 2001, Personal has been recording a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions into an account held under their name at the Banco de la Nación Argentina. As of December 31, 2010, these contributions amounted to P$112 million and were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheet.

During the first quarter of 2011, the abovementioned funds were transferred to the trustee’s escrow account for the SU Fund, in compliance with the provisions of SC Resolution No. 154/10. Since January 2011, the SU Fund monthly contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a P$70 million investment project, pursuant to Resolution SC No. 9/11, for the development of network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. As of the date of this Annual Report, this program is still pending the approval of the SC.

In June 2011, under the provisions of Resolution SC No. 88/09, Personal submitted to the SC a new SU project for the rendering of Basic telephone services, Broadband Internet access and mobile services in almost 150 cities included under the scope of this resolution. This project, in addition to the ones submitted by other service providers, will cause the SC to order to the SU Technical Committee to launch a new tender process.

Rates

The Price Cap was a rate regulation mechanism applied to calculate changes in Telecom Argentina’s basic services rates using the U.S. Consumer Price Index (the “U.S. C.P.I.”) and an efficiency factor. However, in October 2001, a preliminary injunction prohibited Telecom Argentina from applying rate increases by applying the U.S. C.P.I.

Public Emergency Law No. 25,561 explicitly prohibited rate adjustments. As of the date of this Annual Report, the pesification and the freeze of regulated rates remain in force. Therefore, the Price Cap regime is suspended and it is unknown if and when it will come back into effect or be replaced by other rate regulation procedures.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiations between Telecom Argentina and the Argentine government. The Public Emergency Law has been subsequently extended through December 31, 2013.

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina will be permitted to raise the termination charge for international incoming calls, increase the time bands for peak-hour rates applied to local and domestic long-distance calls and incorporate certain modifications to the current regulatory framework.

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary administrative steps. As of the date of this Annual Report, such fulfillment has yet to occur. Although Telecom Argentina’s Management believes that the contract renegotiation process will be satisfactorily completed, they are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the future rate scheme. Also, they are unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements.

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

Historical Rates. The following table sets forth certain of our maximum monthly rates for various components of local service and domestic long-distance service which have been in effect since 1999:

	Maximum rate(1)
Residential:
Installation charge per line		150
Monthly Basic Charge per line	U.S. Dollars (2)	13.23
Commercial:
Installation charge per line	U.S. Dollars (2)	150
Monthly Basic Charge per line	U.S. Dollars (2)	27.30
Prices:
Price per pulse (nominal)	U.S. Dollars (2)	0.0469

(1)          Figures shown do not include value added tax charged to customers.

(2)          In accordance with Public Emergency Law, these rates were pesified at the exchange rate US$1.00 to P$1.00.

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

On April 6, 2000, the Argentine government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to October 2001.

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

However, in October 2001, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply rate increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula could not be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited rate adjustments. As of the date of this Annual Report, the pesification and the freeze of the regulated rates are still in force, therefore the price cap regime is suspended and it is unknown if and when it will come back into effect or be replaced by other rate regulation procedures. See “Item 8—Financial Information—Legal Proceedings—Civil, tax, commercial, labor and regulatory proceedings—General Proceedings—Consumer Trade Union Proceedings.”

Installation Charges. Under the Rate Agreement, Telecom Argentina was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users. Decree No. 92/97 established that, beginning in November 1997, installation charges could not exceed the amount charged in mature international markets. According to this decree, the current maximum permitted charge is US$150 (pursuant to the Public Emergency Law, this charge was pesified at the exchange rate of US$1.00=P$1.00). Telecom Argentina has been applying several promotions to installation charges. Average levels of promotional installation charges in 2011 were P$62.

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

Long-Distance Rates. Decree No. 92/97 reduced the average weighted domestic long-distance rate by approximately 33%. Under this revised rate schedule, interurban rates were significantly reduced, with maximum long-distance rates reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are billed at an urban rate.

Letter of Understanding Relating to Basic Services. Pursuant to the Letter of Understanding 2006, described under “—Rates,” the Government has agreed that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local rates. As of the date of this Annual Report, Telecom Argentina is expecting the completion of certain administrative steps required for the

National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation. See “—Rates” for a description of the status of the letter of understanding 2006.

Tax on Deposits to and Withdrawals from Bank Accounts (“IDC”). On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the method to allow, going forward, rate increases on Basic telephone services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately P$23 million that arose before the issuance of Resolution No. 72/03. Telecom Argentina planned to claim such amount within the rate renegotiation process (See “—Rates”). In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount for its audit. Telecom Argentina had access to the CNC’s audit documentation which corroborates the amounts claimed by Telecom Argentina and its application of a similar offsetting method pursuant to Resolution No. 41/07. As a result, the Company recorded as “Other receivable” a total of P$23 million.

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

Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and canceled payables stemming from reductions in social security contribution rates and other fines due by the Company. As of December 31, 2011, Telecom Argentina has a net receivable of P$67 million which, in addition to the receivable of P$23 million corresponding to the IDC, is included in the line item “Other receivables” as non-current receivables.

Since Resolution No. 41/07 gives Telecom Argentina the right to offset receivables with existing and/or future regulatory duties and, given its intention to exercise this right, the receivable was recorded net of allowances. As of December 31, 2011, the allowances corresponding to these regulatory duties amounted to P$90 million.

In 2011, Telecom Argentina continued billing customers the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

Other Regulatory Regulations

Regulation for the Call-by-Call Selection of the Providers of Long-Distance Services. On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01, approving a system that allows callers to select their preferred long-distance provider for each call. This call-by-call selection system is referred to as “SPM.”

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

The Act requires Telecom Argentina to give priority to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of Basic telephone services. Priority must be given to national goods and services as long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small-or medium-size company) or 5% (when the Argentine offeror is any other company).

The Buy Argentine Act also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with information necessary for them to participate. This mandatory publication requires considerable lead time before the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with the Act is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services, as defined by such law, with local companies and professionals. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act,” which requires Telecom Argentina to present biannual returns addressing its compliance with these rules. Non-compliance with this obligation is subject to administrative sanctions. Since this regulation requires Telecom Argentina to make bids for goods and services and/or to obtain any necessary approvals by a relevant authority, and given the higher administrative expenses derived from the obligation to present biannual returns, this regulation reduces Telecom Argentina’s operating flexibility.

Rendering of Fixed Telephony Through Mobile Telephony Access Infrastructure. In August 2007, through SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of providing Basic telephone services in rural and suburban areas through the mobile access infrastructure used for the provision of mobile telephony service. Telecom Argentina and Telefónica provide this service within their respective fixed telephony service original regions. Telecom Argentina has installed fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

Calling Party Pays—CPP. As from April 15, 1997, pursuant to Decree No. 92/97 and SC General Resolutions No. 263/97 and No. 344/97, mobile telephone services apply the “calling party pays,” or “CPP,” system, whereby the party placing a call from a fixed-line to a mobile phone pays for the air-time charges for the call. As an exception to this rule, traffic originating from public telephones does not pay CPP, and is instead charged according to the “Mobile Party Pays” or MPP system, whereby the mobile party pays for the call received.

In March 2002, Personal started entering into agreements with the telephone operators to charge CPP for calls made by calling cards. Mobile operators have also agreed to pay for traffic terminated in each other’s networks at agreed prices.

In accordance with SC General Resolution No. 124/02, since January 2003, mobile operators can charge the CPP for international calls whereby overseas calls that terminate in mobile telephones in Argentina pay for CPP charges. In order to identify these calls, customers dialing from outside must add a prefix “54 + 9 + area code” to the mobile number.

The price per minute for the CPP (for fixed-line to mobile calls) is regulated by the SC based on average traffic volume and costs, as reported by the mobile operators under Resolution SC No. 623/02 which approved the calculation mechanism for the reference value of the TLRD costs for CPP modality. Resolution SC No. 48/03 fixed the values for the TLRD at P$0.335 per minute for peak-hours and P$0.22 per minute for off-peak hours, but these values had to be revised by the SC a month after their approval, with a second revision during the subsequent six months that was to be in turn followed by quarterly revisions. However, the SC has yet to complete these revisions.

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

AMBA. In June 1999, Personal and Unifón were jointly awarded a license of 40 MHz in the PCS Band for the region including the AMBA. Miniphone and Movicom each exercised the right to acquire a license of 20 MHz in the PCS Band. Personal and Unifón have divided the 40 MHz license awarded to the two companies and the additional 20 MHz license granted to Miniphone (10 per company).

Interior Regions. Personal holds licenses of 40 MHz in the PCS Band in the Southern Region. Personal also holds a license of 20 MHz in the PCS Band in the Northern Region.

In August 2006, the CNC issued Resolution No. 2,528/06 declaring that Personal had fulfilled its obligations under the Pliego de Bases y Condiciones for the acquisition of the licenses for the provision of PCS. In addition, the SC issued Note No. 1,040/06 which enabled Personal to recover the promissory notes used to guarantee the granted PCS licenses and, therefore, all such notes have been recovered.

Personal also has licenses for Data Transmission and Value Added Services (granted by Resolution SC No. 18/96 and confirmed by Resolution SC No. 55/96), and for National and International Long Distance Telephony Service (Registered by Resolution SC No. 502/01).

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

See “—Regulatory Framework—Regulatory Environment—Decree No. 764/00—Regulation Governing the Administration, Management and Control of the Radioelectric Spectrum” for a description of the auction launched by the SC to reassign the 850 Mhz and 1900 Mhz frequency bands returned by Telefónica Móviles Argentina S.A.

CAPITAL EXPENDITURES

Capital expenditures (investment in Property, Plant and Equipment “PP&E”, intangible assets and asset retirement obligations) plus materials amounted to P$3,359 million in the year ended December 31, 2011, P$2,534 million in the year ended December 31, 2010, and P$2,213 million in the year ended December 31, 2009.

The following table sets forth our consolidated capital expenditures for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011	2010	2009
	(P$ millions)(1)
Land and buildings	184	143	94
Switching and transmission	621	548	453
Access and outside plant	728	595	491
Computer equipment and software	610	496	463
Other	175	139	162
Subtotal tangible capital expenditures(2)(3)	2,318	1,921	1,663
Rights of use, exclusivity agreements and licenses	106	20	23
Service connection or habilitation costs	22	18	19
Subscribers acquisition costs	746	534	400
Subtotal intangible capital expenditures	874	572	442
Total capital expenditures	3,192	2,493	2,105
Materials	167	41	108
Total additions in PP&E and intangible assets	3,359	2,534	2,213

(1)          The allocation of work in progress among items is estimated.

(2)          Includes capitalized interest on fixed assets of P$15 million as of December 31, 2009. There was no capitalized interest recorded during years 2011 and 2010.

(3)          Includes materials transferred amounting to P$231 million, P$282 million and P$179 million as of December 31, 2011, 2010 and 2009, respectively.

In addition, the following table shows capital expenditures for the years ended December 31, 2011, 2010 and 2009 broken down by Fixed Services and Mobile Services:

	Year ended December 31,
	2011	2010	2009
	(P$ millions)
Fixed Services
Land and buildings	74	70	36
Switching and transmission	310	247	245
Outside plant	455	347	241
Computer equipment and software	215	162	150
Other	133	92	112
Subtotal tangible capital expenditures	1,187	918	784
Rights of use, exclusivity agreements and licenses	105	16	21
Service connection or habilitation costs	22	18	19
Subscribers acquisition costs	49	42	42
Subtotal intangible capital expenditures	176	76	82
Total Fixed Services capital expenditures	1,363	994	866

Personal Mobile Services and Núcleo Mobile Services
Land and buildings	110	73	58
Switching and transmission	311	301	208
Mobile network access	273	248	250
Computer equipment and software	395	334	313
Other	42	47	50
Subtotal tangible capital expenditures	1,131	1,003	879
Rights of use, exclusivity agreements and licenses	1	4	2
Subscribers acquisition costs	697	492	358
Subtotal intangible capital expenditures	698	496	360
Total Personal Mobile Services and Núcleo Mobile Services capital expenditures(1)	1,829	1,499	1,239
Total capital expenditures	3,192	2,493	2,105

(1)          Includes P$171 million, P$209 million and P$105 million of capital expenditures in Paraguay as of December 31, 2011, 2010 and 2009, respectively.

During 2011, capital expenditures in the Fixed Services segment were focused on the expansion of fiber optic and DWDM technology in the long-distance national network to improve transmission capacity and access speed assigned to customers and on the IP Backbone evolution through the installation of new-generation routers to cope with traffic growth. Such investments are shown in the lines of Outside plant and Switching and transmission. Additionally, focusing on the need for greater bandwidth, the deployment of a loop shortening plan was begun. This plan involves the installation of outdoor cabinets with DSLAM of VDSL2 technology and will allow us to provide competitive services.

With respect to the Personal Mobile Services and Núcleo Mobile Services segments, capital expenditures have been made to extend 3G network capacity and coverage to many cities in the interior of Argentina and to expand Value Added Services platforms included in the Mobile network access and Switching. The deployment of Personal’s mobile network based in low-altitude sites, in Telecom Argentina’s telephone post or third parties’ telephone posts, or on urban roofs was also initiated. In addition, investments were allocated to direct and incremental costs incurred for the acquisition of new post-paid and “Cuentas Claras” subscribers with a minimum contractual period, which are included in the item subscriber acquisition costs. As a result of the expected evolution in our services, we expect to increase our capital expenditures in order to maintain the quality of our services and competitive position. Our capital expenditure plan is set annually and is based on regulatory, commercial, technical and economic factors such as rates, demand and availability of equipment and buildings. These costs are estimates and remain subject to the finalization of services and other contracts relating to these expenditures.

We estimate that our capital expenditures will be approximately P$4.0 billion for 2012 (P$3.0 billion in tangible assets and P$1.0 billion in intangible assets, particularly SAC). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

The Company continues to make significant investments designed to take advantage of growth opportunities in our businesses. In the Fixed Services segment, we invest to sustain the growth in Broadband services, to supply mobile operators with the necessary infrastructure and to continue updating commercial and support systems. In the Personal Mobile Services and Núcleo Mobile Services segments, we are in the process of expanding the network infrastructure and extending the 3G technology coverage and bandwidth for mobile data transmission and in acquiring subscribers to remain in a competitive position and to increase our post-paid and “Cuentas Claras” customer base.

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

	As of December 31, 2011
	Fixed Services	Personal Mobile Services and Núcleo Mobile Services	Total
	(P$ millions)(*)
Land and buildings	866	177	1,043
Switching and transmission	1,299	1,267	2,566
Access and outside plant	1,887	930	2,817
Computer equipment and software	542	865	1,407
Materials	187	38	225
Other	105	84	189
Total PP&E, net carrying value	4,886	(**) 3,361	(***) 8,247

(*)	The allocation of work in progress among items is estimated.
(**)	Includes P$621 million located in Paraguay.
(***)	Net of valuation allowance for materials for P$15 million.

All of the above-mentioned assets were used to provide service to our clients as described below.

	2011	2010	2009
	(thousands)
Fixed lines in service	4,141	4,107	4,060
Fixed Internet access lines	1,550	1,380	1,214
Mobile subscribers (*)	20,342	18,211	16,281

(*)         In 2011, 2010 and 2009, includes 2,149, 1,878 and 1,806 thousands of Núcleo mobile subscribers, respectively, of which 8, 10 and 12 thousands were Internet (Wi-Max) customers.

As of December 31, 2011, we have entered into purchase commitments relating to PP&E totaling P$244 million primarily for switching equipment, external wiring, infrastructure works, inventory and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of fixed assets are Cía. Ericson S.A.C.I, Brightstar Argentina S.A., BGH S.A., IATEC S.A., Huawei Tech Investment Co. Ltd. Argentina, Nokia Siemens Networks Argentina S.A., L.G. Electronics Argentina S.A., Tel 3 S.A., Sofrecom Argentina S.A. and Italtel Argentina S.A.

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

Management Overview

The Telecom Group ended the 2011 fiscal year in a solid financial situation as well as with a strong market position. The Telecom Group has continued to expand its customer base, reaching 4.1 million fixed lines in service, 1.6 million fixed Internet accesses, and 20.3 million mobile subscribers (including Personal and Núcleo subscribers). To promote the expansion of business and the growth of the customer base in every business segment, total additions in PP&E and intangible assets were increased by 33% from 2010, amounting to P$3,359 million in 2011, and increased by 15% from 2009 amounting to P$2,534 million in 2010. Total additions in PP&E and intangible assets represented 18% and 17% of consolidated total revenues in 2011 and 2010, respectively.

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Company has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating improvements in revenues and profitability. Telecom Argentina had consolidated net financial assets of P$2,684 million as of December 31, 2011, compared to consolidated net financial assets of P$1,224 million and P$469 million as of December 31, 2010 and 2009, respectively. The strong cash flow generation has allowed Personal and Telecom Argentina to increase the level of capital expenditures and has allowed Telecom Argentina to pay P$915 million in cash dividends during 2011 without incurring in financial indebtedness.

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measure “operating income before depreciation and amortization” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s past, present and future performance. Moreover, operating income before depreciation and amortization is one of the key performance measures used by Telecom’s management for monitoring the Company’s profitability and financial position, at each segment and at consolidated levels.

Continuing the trend of prior years, revenues in 2011 grew by 26% compared to 2010, reaching P$18,498 million, and grew by 20% in 2010 compared to 2009, reaching P$14,627 million. Operating income before depreciation and amortization in 2011 increased P$1,141 million as compared to 2010, reaching P$6,015 million (equivalent to 32% of total revenues), while in 2010 it increased P$713 million as compared to 2009, reaching P$4,874 million (equivalent to 33% of total revenues). Operating income increased P$695 million in 2011 as compared to 2010, reaching P$3,857 million (equivalent to 21% of total revenues) while in 2010 it increased P$546 million as compared to 2009, reaching P$3,162 million (equivalent to 22% of total revenues). Net income increased P$593 million in 2011 as compared to 2010, reaching P$2,542 million (equivalent to 14% of total revenues), while it increased P$532 million in 2010 as compared to 2009, reaching P$1,949 million (equivalent to 13% of total revenues).

Our results of operations continue to be affected by the Pesification and freeze of regulated rates in the Fixed Services segment and macroeconomic factors. For a discussion of these and other factors that may affect our results of operations. See “—Years ended December 31, 2011, 2010 and 2009—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2011, see “—Years ended December 31, 2011, 2010 and 2009” below.

Economic and Political Developments in Argentina

Beginning in the second half of 2001 and through the first half of 2002, Argentina experienced a deep economic recession together with an overwhelming financial and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine government abandoned the Convertibility regime which had fixed the peso / U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which converted and froze our rates for the voice-regulated services in the Fixed Services segment into pesos at a 1:1 peso / U.S. dollar ratio (referred to herein as “Pesification”), among other measures. Capital outflows increased sharply, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

After the abovementioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six years in a row from 2003 to 2008, at an average rate of 8.5%. However, the international financial crisis affected the country and its growth rate decreased significantly to 0.9% in 2009. In 2010, the economy showed a rapid and strong recovery growing at a 9.2% rate, and this expansion continued through 2011 with an estimated growth rate of 8.9%. Inflation emerged as a main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010 and 9.5% in 2011, while the wholesale price index increased 13.9% in 2007, 9.0% in 2008, 10.0% in 2009, 14.6% in 2010 and 12.7% in 2011. Nonetheless, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged. For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% in 2008 and 2009 per year, respectively. In the past two years, the peso/dollar exchange rate was relatively stable, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively.

In 2011, private consumption continued to be the main driver of economic expansion, along with good performance from the industrial and construction sectors. Expansive fiscal policies negatively affected fiscal surplus, and by the end of the 2011, the government started to tackle the problem by tightening its fiscal policy, mainly through the reduction of subsidies. Inflation remained at high levels, although slightly lower than 2010, and remains to be the major challenge for the future.

The most significant event of 2011 was the reelection of President Cristina Fernández de Kirchner with almost 54% of the votes. The elections were held in October 2011, amid a strong capital outflow with substantial international reserve losses. The government intended to attack this problem with new measures to restrict access to foreign currency. These measures were especially directed to those whose only purpose was accumulating foreign currency. Initially, the measures hurt public confidence and intensified reserve losses. However, by the end of 2011, the macroeconomic scenario was calmer.

The combination of several factors led Argentina’s economy to continue its growth trend during 2011. Among others, the most important factors were:

•                  The global economy experienced a high level of growth, but with a minor deceleration from 2010 impacted by the financial and fiscal crisis in the euro zone and the natural disasters that occurred in Japan in the beginning of 2011. The financial uncertainty generated by European economic problems strongly increased investor risk aversion and motivated a capital outflow from emerging markets. The Argentine market was not excluded from this situation. A positive factor was the substantial rise in the price of commodities, despite a slight decrease by the end of 2011.

•                  Private consumption continued driving demand at a fast level, mainly prompted by expansive fiscal policies, which increased the population’s disposable income, coupled with a lax monetary policy that maintained real interest rates at low levels and promoted lending to the private sector. Consumption also increased as a result of an increase in salaries above consumer price growth. However, inflation remained at high levels and, according to INDEC, the annual inflation as of December 31, 2011 was 9.5%, which substantially differed from private estimates.

•                  Exports grew by 24%, amounting to US$ 84.3 billion due to higher prices (up 16%) and higher export volumes (up 6%). Record commodities prices and an increased demand of industrial goods from Brazil gave support to this expansion. The trade surplus amounted to US$ 10.3 billion, a decrease of 11% as compared to 2010. The trade surplus decline was caused partially by an increase of 31% in imports. This growth was due to higher prices (up 10%) and higher volumes of imported goods (up 19%). The energy sector led imports growth, more than doubling its imports from 2010.

•                  The primary fiscal surplus totaled P$4.921 million, showing a decrease of 80% compared to 2010, representing approximately 0.3% of the GDP. The deterioration of fiscal results was due to the growth in public spending, which was mainly consigned to public subsidies to the energy and transport sectors and social transfers. The economic recovery based in consumption, exports increase and inflation led to an annual growth in public spending of 33%, while public revenues increased 27% annually. As a result, public spending reached a record level of 30% of the GDP. Also, a significant portion of the government revenues came from extraordinary transfers from the BCRA and national pension funds.

•                  The exchange rate remained relatively stable throughout 2011 with a depreciation of 8.0%, ending 2011 at P$4.30 per US$1.00 dollar. The BCRA intervened in the exchange market acquiring and selling foreign currency when supply and demand grew strongly, avoiding a nominal appreciation and high volatility on the exchange rate. The Government also implemented measures to increase control over the exchange market requiring an authorization from the AFIP when acquiring foreign currency. While this measure generated uncertainty in the beginning, by the end of 2011 the situation seemed controlled.

•                  Monetary indicators continued to show signs of expansion during 2011, supporting the economic activity with low real interest rates. Also, the BCRA lent the Government international reserves to serve public debt, maintained a floating policy for foreign exchange and participated in the spot and futures exchange market. Loans to the private sector expanded by 48%, largely due to higher private consumption. The monetary base grew by approximately 39%, whereas foreign reserves totaled US$ 46,376 million, decreasing 11% compared to 2010.

•                  The labor market evolution benefited from the economic performance, with an unemployment rate of 6.7% in the fourth quarter of 2011. Salaries expanded 29% annually according to INDEC.

•                  Argentina holds a solid position in terms of public indebtedness. Gross National Public Debt amounted to approximately US$175 billion in September 2011, which represented approximately 42.7% of Argentina’s GDP, not including securities that were eligible for, but not tendered in, 2005 and 2010. More than half of the total debt stock is held by National Public Sector Agencies (for example, the ANSES); 10.4% are bilateral performing debts and loans from multilateral credit organizations; 3.7% are debts in arrears, eligible for renegotiation within the Paris Club; and the remaining 33.4% are debts owed by the private sector, most of them in the form of public bonds or guaranteed loans. As a result, the portion of public debt exposed to “market risk” represents nearly one third of the total debt.

The Argentine economy ended 2011 with a high level of growth. The Argentine government is moving to consolidate fiscal surplus by reducing subsidies and stabilizing its debt financial condition, although inflation remains the major challenge. The international context remains a key factor to the Argentine economic performance for the following years, with commodities prices and a final resolution to the European financial problems being the main concerns.

The telecommunications sector had a satisfactory performance, taking advantage of the increase in public consumption to expand its customer base and increase the usage level of services provided to its customers, both in mobile and fixed businesses.

Because the substantial majority of our property and operations are located in Argentina, macroeconomic and political conditions in Argentina will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While the key factors of our business were strong in 2011, and our operating results have increased as a result of growth in our mobile and Internet business, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy.

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

Our accounting policies are fully described in Note 3 to our Consolidated Financial Statements. We believe that the following are the most critical judgment areas in the application of policies that currently affect our financial condition, results of operations and cash flows.

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

The most important accounting estimates, those which require a high degree of subjective assumptions and judgments, are the following:

Revenue recognition

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Telecom Group and their amount can be measured reliably. Revenues are stated net of estimated discounts and returns.

Revenues from upfront connection fees for fixed, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately nine years for the fixed telephony customers). Therefore, these revenues are influenced by the estimated expected duration of customer relationships for indefinite period contracts.

Revenues are also subject to estimations of the traffic measures. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on the traffic and are accrued at the end of the month. In addition, revenues from unexpired prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute.

PP&E and intangible assets

Useful lives and residual value

We record PP&E and intangible assets at acquisition or construction cost. PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Company periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizing intangible assets.

Recoverability assessment of PP&E and intangible assets with finite useful life

At least at every annual closing date, we assess, whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

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

For the years presented, the Company estimated that there are no indicators of impairment of assets that are subject to amortization.

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

Intangible assets with indefinite useful life—PCS license

The Company determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented. Therefore, Personal does not amortize the cost of its license; however, Personal tests it annually for impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc.

Personal’s net cash flows projection is denominated in Argentine Pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into US dollars using future estimated exchange rates applicable to each period; and (b) has discounted these US dollar—denominated cash flows at an annual US dollar rate of approximately 14% in order to obtain the recoverable value of intangible assets with indefinite useful life. Future cash flows estimates are based on Management’s projections for a period not to exceed five years and then taken to perpetuity assuming a growth rate of 2% per annum.

Through this evaluation, it was determined that the carrying amount of the PCS license did not exceed the recoverable amount of the asset. As a result, no impairment has been recognized.

Our judgments regarding future cash flows may change due to future market conditions, competition, business strategy, the evolution of technology and other factors. These changes, if any, may require material adjustments to the carrying amount of the PCS license.

Income Taxes and Recoverability assessment of deferred income tax assets

We are required to estimate our income taxes (current and deferred) in each of the companies of the Telecom Group according to a reasonable interpretation of the tax law in effect in each jurisdiction where the companies operate. This process may involve complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets requires estimating future taxable income based on the Company’s projections and takes into account conservative tax planning. If actual results differ from these estimates due to changes in tax authority’s interpretations and the new fiscal jurisprudence, or we adjust those estimates in future periods, our financial position, results of operation and cash flows may be materially affected.

The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 18% and 23% for years 2010 and 2009 and an annual rate in pesos ranging between 19% and 28% for 2011. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long-term receivables denominated in U.S. dollars during 2011. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

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

Years ended December 31, 2011, 2010 and 2009

For purposes of these sections, the fiscal years ended December 31, 2011, 2010 and 2009 are called “2011,” “2010” and “2009,” respectively.

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

Segment	Company of the Telecom Group / Operating Segment
Fixed Services	Telecom Argentina S.A. Telecom Argentina USA, Inc. Micro Sistemas S.A. (i)
Personal Mobile Services	Telecom Personal S.A. Springville S.A. (i)
Núcleo Mobile Services	Núcleo S.A.

(i)   Dormant entity at December 31, 2011.

The main products and services in each segment are:

•      Fixed Services: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), Internet services (Broadband and Arnet Mobile), IT solution outsourcing and sales of equipment.

•                  Personal Mobile Services and Núcleo Mobile Services: voice communications, GSM and 3G mobile communications over UMTS / HSDPA / HSDPA+ networks (including high-speed mobile Internet content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and contacts save services) and sale of mobile communication devices (handsets, 3G modems and tablets).

The following table shows our total revenues as a percentage of total consolidated revenues within our segments for the year ended December 31, 2011:

Segment	Total Revenues(1) (P$ million)	Percentage of Consolidated Total Revenues

Fixed Services	5,369	28.9
Personal Mobile Services	12,470	67.2
Núcleo Mobile Services	714	3.9
TOTAL	18,553	100.0

(1)          Includes service revenues, equipment sales and other income with third parties.

Management’s explanations under “(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2011, 2010 and 2009 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements. For the year 2011, the CEO assessed the operating segments performance both under Argentina GAAP and IFRS. During the years 2010 and 2009, the financial information provided to the CEO was based on Argentine GAAP. However, we believe that Management discussion based on IFRS provides a more useful and easier understanding of the Company’s business and represents the measurement principles most consistent with those used in measuring the corresponding amounts in our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence our results of operations in 2012 are analyzed below under “—Trend Information.”

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect our customers’ consumption of local and long-distance traffic, the demand for new fixed lines, Broadband and mobile services and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation, exchange rate variations and the rate of unemployment, among others. The same factors, but to a lower degree, affect the activity of Núcleo, that operates in Paraguay.

Rate Regulation. Revenue from our Fixed Services segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges, public telephone charges and charges for Internet Dial-Up traffic are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and, on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine government which permits Telecom Argentina to raise certain of its regulated rates. However, the agreement is still subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although the Company’s Management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome of the negotiations or the timing of such outcome. The impact of the rates pesification on Telecom Argentina’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on Telecom Argentina’s costs structure. See “Risk Factors” and “—Economic and Political Developments in Argentina.”

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

Personal and Núcleo subscribers bases are expected to continue expanding in 2012 although at more moderate rates than those of recent years, especially in Broadband and mobile Internet subscribers. We aim to obtain high-value mobile subscribers and encourage consumption through the launch of new products and services. Value Added Services will continue to be one of the main drivers of revenue growth in the mobile services business.

In addition, Personal will participate in the spectrum auction and hopes to acquire spectrum to complete its “Spectrum cap” along throughout Argentina. We cannot ensure that Personal will be awarded the tender. If the spectrum is awarded to other existing or new competitors, it could adversely affect its competitive position or ability to offer mobile services to its customers on a competitive basis, and may require higher costs on capital expenditures regarding the construction of additional cell sites.

Also, an increase in competition between mobile service providers could be expected as a result of the implementation of the Number Portability Regulation that took place in March 2012, which could also result in higher subscriber retention costs in the future.

Technology Developments and Capital Expenditures. Improvements in technology influence demand for services and equipment by our customers. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed-services business at present is being driven by the expansion of Broadband for individuals and corporations and our continuous updating of commercial and support systems. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the fixed-services business, we must invest in our fixed-line network and information technology. Specifically, in Internet services, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services.

In the mobile business, we have seen an increase in the number of subscribers due to the implementation of 3G technology, a wider offer of smartphones and related services supported by this technology. To provide its subscribers with new and better services, Personal has to enhance its mobile networks by expanding the network infrastructure 3G technology and bandwidth for mobile data transmission.

Devaluation of the peso. The peso has been subject to significant devaluations in the past. The majority of our revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Consequently, the Pesification of our regulated rates in the fixed services and the high level of competition is a limitation to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect our results of operations, considering the net effect on revenues and costs.

Increase in inflation. In the past, Argentina has experienced periods of high inflation. In recent years, inflation levels have been increasing and have remained relatively high. The economic recovery, a higher increase in public spending or a fast devaluation of the Argentine peso could lead to higher inflation. Any increase in inflation levels not accompanied by an increase in the rates we charge our customers could adversely affect our results of operations in nominal and real terms.

Tax pressures and litigation. Local municipalities in the regions where we operate have introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Local and federal tax authorities have brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. Also, jurisprudential changes in labor and pension matters have generated higher claims from employees and former employees and also increased claims from employees of a subcontractor alleging joint liability. We cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows as well.

(A) Consolidated Results of Operations

In the year ended December 31, 2011, we reported net income of P$2,542 million, compared to net income of P$1,949 million for the year ended December 31, 2010, and net income of P$1,417 million for the year ended December 31, 2009.

Consolidated net revenues in 2011 were P$18,553 million compared to P$14,659 million in 2010 and P$12,204 million in 2009. The increase of P$3,894 million in 2011 (a 27% increase) can be largely attributed to the growth in the Personal Mobile Services segment and in Internet services included in the Fixed Services segment.

In 2011, operating expenses (including depreciation and amortization) totaled P$14,696 million, representing an increase of P$3,199 million, or 28%. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipment and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions (as a result of the increase in the prepaid subscriber base), advertising (mainly as a result of Personal’s rebranding and other promotional campaigns) and in fees for services, maintenance, materials and supplies (attributable to increased service costs related to call centers, higher supplies consumption and the effect of inflation on prices).

In 2010, operating expenses (including depreciation and amortization) totaled P$11,497 million, representing an increase of P$1,909 million, or 20% compared to 2009. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipment and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions (as a result of the increase in the prepaid subscriber base), provisions (due to higher regulatory and tax claims) and fees for services, maintenance, materials and supplies (attributable to increased hired services, higher supplies consumption and the effect of inflation on prices).

Although the Argentine economy ended 2011 with a healthy level of growth, our fixed telephony service is still affected by the Pesification and freezing of regulated rates in early 2002; as a result, the increase in the 2011 structure of operating expenses for the Fixed Services segment (24%) is higher than the increase in total revenues (15%).

(A.1) 2011 Compared to 2010

	Year Ended December 31,				Change by segment(1)
	2011	2010	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ millions)%			(P$ millions)
Total revenues	18,553	14,659	27	3,894	689	2,957	248
Operating expenses (without depreciation and amortization)	(12,538)	(9,785)	28	(2,753)	(859)	(1,755)	(139)
Operating income before depreciation and amortization	6,015	4,874	23	1,141	(170)	1,202	109
Depreciation and amortization	(2,158)	(1,712)	26	(446)	(42)	(349)	(55)
Operating income	3,857	3,162	22	695	(212)	853	54
Financial results, net	80	(137)	n/a	217	(30)	247	—
Income tax expense	(1,395)	(1,076)	30	(319)	50	(365)	(4)
Net income	2,542	1,949	30	593	(192)	735	50

Net income attributable to:
Owners of the Parent	2,513	1,935	30	578
Noncontrolling interest	29	14	107	15

(1)         Includes the effect of eliminations of Intersegment transactions.

Total revenues

During 2011, total consolidated revenues increased by 27% to P$18,553 million from P$14,659 million in 2010, mainly driven by our mobile, Broadband and data transmission businesses.

Total consolidated revenues for 2011 and 2010 are comprised as follows:

	Years Ended December 31,				Change by segment(1)
	2011	2010	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ millions)%			(P$ millions)
Voice	9,184	8,247	11	937	206	632	99
Data	5,316	3,641	46	1,675	95	1,485	95
Internet	2,411	1,643	47	768	349	383	36
Service Revenues	16,911	13,531	25	3,380	650	2,500	230
Equipment (2)	1,587	1,096	45	491	19	454	18
Other income	55	32	72	23	20	3	—
Total Revenues	18,553	14,659	27	3,894	689	2,957	248

(1)          Net of the Intersegment revenues effect.

(2)          This item is composed of voice, data and Internet equipment in each year.

Voice

Revenues from voice services increased 11% to P$9,184 million in 2011 from P$8,247 million in 2010. Such increase is largely due to a growth in the mobile subscriber base, as well as an increase in (i) the number of lines in service and (ii) the prices of our services in the Personal Mobile Services segment. Revenues from voice services represented 50% of our total consolidated revenues for 2011 compared to 56% of our total consolidated revenues for 2010.

Fixed services

Revenues from voice services represented 58% of our total Fixed Services segment revenues for 2011 compared to 62% of our total segment revenues for 2010.

Voice services mainly include revenues from monthly basic charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of our customers are billed monthly. They also include interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Monthly basic charges and charges for supplementary services increased 8% to P$1,017 million in 2011 from P$944 million in 2010. Such growth was due to an increase in the number of lines in service and in the level of service packages sold as well as increased prices for non-regulated services during the period.

Measured service charges increased 6% to P$1,182 million in 2011 from P$1,110 million in 2010. Such increase was due to higher local calls and an increase in the number of lines in service. However, some fixed services rates remained unchanged since 2002 as a result of the Pesification and freeze of rates imposed by the Argentine government.

Public telephone service and other services increased 1% to P$158 million in 2011 from P$157 million in 2010.

Interconnection services increased 10% to P$422 million in 2011 from P$382 million in 2010. The increase in 2011 was due to higher fixed traffic transported and terminated on Telecom’s fixed-line network.

International long-distance services increased 11% to P$103 million in 2011 from P$93 million in 2010. The increase in 2011 was due to higher international long-distance incoming traffic.

Revenues related to billing and collection services charged to other operators increased 3% to P$104 million in 2011 from P$101 million in 2010. Such increase is mainly a consequence of a growth in CPP billing and collected.

Other wholesale revenues increased 6% to P$118 million in 2011 from P$111 million in 2010.

Personal Mobile services

Revenues from voice services represented 46% of our total Personal Mobile Services segment revenues for 2011 compared to 54% for 2010.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Monthly basic charges increased 30% to P$1,698 million in 2011 from P$1,307 million in 2010. Airtime usage charges increased 4% to P$2,022 million in 2011 from P$1,947 million in 2010. Roaming charges and other services to our customers increased 41% to P$281 million in 2011 from P$199 million in 2010. Such increases were mainly due to an increase in the subscriber base, an increase in the volume of total traffic and an increase in prices of our services.

CPP and TLRD increased 8% to P$1,503 million in 2011 from P$1,392 million in 2010. Such increases were mainly due to an increase in the volume of traffic in Argentina.

Roaming charges and other services decreased 11% to P$223 million in 2011 from P$250 million in 2010 mainly due to a reduction in the volume of traffic in Argentina.

In Núcleo Mobile Services segment, voice revenues increased 39% to P$353 million in 2011 compared to P$254 million in 2010 mainly due to an increase in the subscriber base and the appreciation of the Paraguayan currency with respect to the Argentine Peso.

Data and Internet

Revenues from data and Internet services increased 46% to P$7,727 million in 2011 from P$5,284 million in 2010. Revenues from data and Internet represented 42% of our total consolidated revenues for 2011 compared to 36% of our total consolidated revenues for 2010.

Internet revenues in the Fixed segment increased 29% to P$1,553 million in 2011 from P$1,204 million in 2010. The increase was mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription. As of December 31, 2011, the number of Internet accesses reached approximately 1,550,000 compared to 1,380,000 as of December 31, 2010, increasing by 12%.

Revenues from data services in the Fixed segment increased 19% to P$583 million in 2011 from P$488 million in 2010. The increase was mainly due to an increase in virtual private network services, private data network services replacing the point-to-point service, leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2011 and 2010, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

In the Mobile Services segments, data and Internet services mainly include SMS, MMS, GPRS and Internet. Revenues from data and Internet in the Personal Mobile segment increased 55% to P$5,256 million in 2011 from P$3,388 million in 2010. The increase was largely due to Personal’s efforts to create value added services which featured technological innovation. In particular, revenues of SMS increased 53% to P$3,847 million in 2011 from P$2,519 million in 2010 (the monthly average number of SMS grew 20% to 5,559 million in 2011 from 4,614 million in 2010). Also, mobile Internet revenues in the Personal Mobile segment increased 98% to P$774 million in 2011 from P$391 million in 2010. Such increases were mainly due to an increase in the subscriber base.

Equipment

Revenues from equipment increased by 45% to P$1,587 million in 2011 from P$1,096 million in 2010. In the Fixed Services segment, the increase was mainly due to higher sales of “Aladino” telephone sets and data equipment. In the Mobile Services segments, the increases were primarily due to the expansion of the subscriber base and a higher selling price of handsets sold. Additionally, as a result of technological advances and our provision of state-of-the-art services, more subscribers upgraded their mobile handsets.

Other income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided, and gain on the sale of PP&E. During 2011, other income increased 72% to P$55 million from P$32 million in 2010 mainly due to an increase in penalties collected from suppliers and gain on sale of PP&E.

For a further breakdown of our consolidated total revenues, see “—Results of Operations by Segment” below.

Operating expenses (without depreciation and amortization)

Total operating expenses increased by P$2,753 million totaling P$12,538 million in 2011, representing a 28% increase as compared to 2010. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions and cost of equipments and handsets.

					Change by segment(1)
	Years Ended December 31,					Personal	Núcleo
					Fixed	Mobile	Mobile
	2011	2010	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Employee benefit expenses and severance payments	2,609	1,975	32	634	447	172	15
Interconnection costs and other telecommunications charges	1,503	1,377	9	126	10	79	37
Fees for services, maintenance, materials and supplies	1,702	1,326	28	376	136	228	12
Taxes and fees with the Regulatory Authority	1,595	1,254	27	341	63	271	7
Commissions	1,515	1,141	33	374	39	296	39
Cost of equipment and handsets	1,657	1,207	37	450	4	446	—
Advertising	599	441	36	158	12	134	12
Provisions.	225	130	73	95	93	2	—
Bad-debt expense	169	119	42	50	4	42	4
Other operating expenses	964	815	18	149	51	85	13
Total operating expenses (without depreciation and amortization)	12,538	9,785	28	2,753	859	1,755	139

(1)          Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2011, employee benefit expenses and severance payments were P$2,609 million, representing a 32% increase from 2010. This was primarily due to salary increases that Telecom implemented across all segments and the increase in Telecom’s headcount. In the Fixed Services segment, the increases were mainly due to salary increases and severance payments and termination benefits, as a result of an increase in the number of employees who retired or were dismissed. In the Personal Mobile Services segment there was a 10% increase in the number of employees (from 4,370 employees in 2010 to 4,820 employees in 2011).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2011, interconnection costs and other telecommunications charges amounted to P$1,503 million compared with P$1,377 million in 2010. In the Fixed Services segment, the increase was mainly due to higher traffic volume in Telecom Argentina’s network and price increases resulting from inflation and an increase in traffic of outgoing calls originated in our network that required the payment of fees to transport such calls across international lines. In the Mobile Services segments, the increase was mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 28% to P$1,702 million in 2011 from P$1,326 million in 2010. This increase was mainly due to higher maintenance costs across all segments (maintenance costs for network equipment, buildings and vehicles, maintenance costs of radio base systems and maintenance of BlackBerry equipment) due to inflation and devaluation of the Argentine Peso against the U.S. dollar which amounted to P$133 million, and also to higher fees for services related to call centers (a P$157 million increase from 2010 to 2011).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority increased 27% to P$1,595 million in 2011 from P$1,254 million in 2010, mainly due to charges of turnover tax (P$166 million increase from 2010 to 2011) as a result of the increase in total revenues during 2011 and from taxes with the Regulatory Authority (an increase of P$95 million from 2010).

Commissions

Commissions increased by P$374 million, or 33%, to P$1,515 million in 2011 from P$1,141 million in 2010. The increase was mainly due to the growth in the subscriber base, higher commissions for the distribution of prepaid cards and higher commissions for collections as a result of the increase in revenues and a higher transaction cost for collection services.

Cost of equipments and handsets

During 2011, the cost of equipment and handsets increased to P$1,657 million from P$1,207 million in 2010, representing a 37% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$446 million and was primarily attributable to an expansion of the subscriber base and the number of customers that upgraded their handsets as a result of technological advances and new service offerings, especially smartphones. The increase in costs in the Fixed Services segment was P$4 million and it was primarily attributable to an increase in sales of “Aladino” telephone sets and data equipment.

Advertising

Costs related to advertising increased by P$158 million, or 36%, to P$599 million in 2011. During 2011, Telecom Argentina continued its focus on advertising campaigns as a result of competition in the Internet services market while Personal recorded higher media advertising expenses including the effects of the rebranding in 2011.

Provisions

During 2011, we recorded P$225 million in provisions compared to P$130 million recorded in 2010, representing a 73% increase. The increase in 2011 was mainly due to an increase in labor claims amounting to P$78 million and the increase of civil and commercial proceedings amounting to P$10 million.

Bad Debt Expense

In 2011, bad debt expense amounted to P$169 million, an increase of 42% as compared to 2010, representing less than 1% of consolidated total revenues in both years. The increase was mainly due to higher revenues in 2011 (+ 27%) as compared to 2010 and higher aging of the accounts receivables of voice retail customers.

Other Operating Expenses

Other operating expenses, which include costs associated with Value Added Services, transportation costs, insurance, energy and rentals, among others, increased 18% to P$964 million in 2011 from P$815 million in 2010 primarily as a result of the increase in the prices of transportation, fuel and electricity used to provide Telecom Argentina’s services. Other operating expenses also were higher due to higher costs associated with the provision of Value Added Services to Personal and Núcleo’s subscribers, higher costs of site leases and international and satellite connectivity.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$6,015 million in 2011 and P$4,874 million in 2010, representing 32% and 33% of total consolidated revenues, respectively.

Depreciation of PP&E and Amortization of Intangible Assets

Depreciation of PP&E and amortization of intangible assets increased by P$446 million, or 26%, to P$2,158 million during 2011. This increase was the result of higher investment in PP&E and intangible assets and higher amortization of subscriber acquisitions costs (“SAC”) in the Personal Mobile Services segment, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income

During 2011, consolidated operating income was P$3,857 million, representing an increase of P$695 million or 22% from 2010. Operating income represented 21% of consolidated total revenues in 2011 versus 22% in 2010.

	Years Ended December 31,		% of Change
	2011	2010	2011-2010
	(P$ million / %)		Increase
Operating income before depreciation and amortization	6,015	4,874	23
As % of total revenues	32	33
Depreciation and amortization	(2,158)	(1,712)	26
As % of total revenues	(12)	(12)
Operating income	3,857	3,162	22
As % of total revenues	21	22

Financial results, net

During 2011, Telecom recorded a net financial gain of P$80 million compared to a net financial loss of P$137 million in 2010. The positive change in the net financial results was mainly due to lower net foreign currency exchange losses by P$88 million as compared to 2010 (including the effect of loss on derivatives), lower interest on financial debt of P$60 million and higher interest on cash equivalents, investments and receivables by P$77 million partially offset by higher interest on provisions by P$42 million.

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

(i)    Regarding current tax expenses, Telecom Argentina, Personal and Núcleo generated tax profit in fiscal year 2011, resulting in an income tax payable of P$1,434 million versus P$1,067 million in 2010. Telecom Argentina’s income tax expense assessed in 2011 amounted to P$379 million as compared to P$408 million in 2010; Personal’s, in 2011, amounted to P$1,039 million compared to P$655 million in 2010; and Núcleo’s, in 2011, amounted to P$16 million compared to P$4 million in 2010.

(ii)   Regarding the deferred tax, in 2011 and 2010, Telecom Argentina recorded a deferred tax benefit of P$99 million and P$79 million, respectively; Personal recorded a deferred tax loss of P$58 million and P$79 million in 2011 and 2010, respectively; and Núcleo generated a P$2 million gain in 2011 and a P$6 million loss in 2010, totaling P$44 million of deferred tax benefit in 2011 and P$6 million of deferred tax expense in 2010.

(iii)  Regarding the analysis of recoverability of deferred tax assets, Personal recorded a valuation allowance for deferred tax assets of P$5 million and P$3 million in 2011 and 2010, respectively, while no charges were recorded for Telecom Argentina and Núcleo in those years.

Net income

For 2011, we recorded net income of P$2,542 million (14% of total consolidated revenues), of which P$2,513 million is attributable to the owners of the Parent. The Fixed Services segment accounted for a gain of P$516 million, the Personal Mobile Services segment accounted for a P$1,937 million gain and the Núcleo Mobile Services segment accounted for a gain of P$89 million, representing 8%, 15% and 12% of the total segment revenues, respectively.

For 2010, we recorded net income of P$1,949 million (13% of total consolidated revenues), of which P$1,935 million are attributable to the owners of the Parent. The Fixed Services segment accounted for a gain of P$592 million, the Personal Mobile Services segment accounted for a P$1,315 million gain and the Núcleo Mobile Services segment accounted for a gain of P$42 million, representing 11%, 14% and 9% of the total segment revenues, respectively.

(A.2) 2010 Compared to 2009

	Year Ended December 31,				Change by segment(1)
	2010	2009	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ millions)%			(P$ millions)
Total revenues	14,659	12,204	20	2,455	494	1,880	81
Operating expenses (without depreciation and amortization)	(9,785)	(8,043)	22	(1,742)	(554)	(1,137)	(51)
Operating income before depreciation and amortization	4,874	4,161	17	713	(60)	743	30
Depreciation and amortization	(1,712)	(1,545)	11	(167)	(55)	(101)	(11)
Operating income	3,162	2,616	21	546	(115)	642	19
Other income from investments	—	13	n/a	(13)	—	(13)	—
Financial results, net	(137)	(414)	(67)	277	250	29	(2)
Income tax expense	(1,076)	(798)	35	(278)	(56)	(218)	(4)
Net income	1,949	1,417	38	532	79	440	13

Net income attributable to:
Owners of the Parent	1,935	1,405	38	530
Noncontrolling interest	14	12	17	2

(1)         Includes the effect of eliminations of Intersegment transactions.

Total revenues

During 2010, total consolidated revenues increased by 20% to P$14,659 million from P$12,204 million in 2009, mainly driven by our mobile, Broadband and data transmission businesses.

Total consolidated revenues for 2010 and 2009 are comprised as follows:

	Years Ended December 31,				Change by segment(1)
	2010	2009	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ millions)%			(P$ millions)
Voice	8,247	7,545	9	702	101	588	13
Data	3,641	2,649	37	992	95	847	50
Internet	1,643	1,131	45	512	278	1,065	16
Service Revenues	13,531	11,325	19	2,206	474	1,653	79
Equipment (2)	1,096	845	30	251	27	222	2
Other income	32	34	(6)	(2)	(7)	5	—
Total Revenues	14,659	12,204	20	2,455	494	1,880	81

(1)                                      Net of the Intersegment revenues effect.

(2)                                      This item is composed of voice, data and Internet equipment in each year.

Voice

Revenues from voice services increased 9% to P$8,247 million in 2010 from P$7,545 million in 2009. Such increase is largely due to a growth in the mobile subscriber base, as well as an increase in (i) the number of lines in service and (ii) the prices of our services in the Personal Mobile Services segment. Revenues from voice services represented 56% of our total consolidated revenues for 2010 compared to 62% of our total consolidated revenues for 2009.

The breakdown of revenues from voice services by segment is the following:

Fixed services

Revenues from voice services represented 62% of our total Fixed Services segment revenues for 2010 compared to 67% of our total segment revenues for 2009.

Monthly basic charges and charges for supplementary services increased 12% to P$944 million in 2010 from P$844 million in 2009. Such growth was due to an increase in the number of lines in service and in the level of service packages sold that also raised their prices during the period.

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

Interconnection services decreased 2% to P$382 million in 2010 from P$389 million in 2009. Such decreases were due to lower fixed traffic transported and terminated on Telecom’s fixed-line network.

International long-distance services decreased 8% to P$93 million in 2010 from P$101 million in 2009. Such decreases were due to lower international long-distance incoming traffic.

Revenues related to billing and collection services charged to other operators increased 3% to P$101 million in 2010 from P$98 million in 2009. Such increases are mainly a consequence of a growth in CPP billing and collected.

Other wholesale revenues remained stable at P$111 million and P$109 million during 2010 and 2009, respectively.

Personal Mobile services

Revenues from voice services represented 54% of our total Personal Mobile Services segment revenues for 2010 compared to 59% for 2009.

Monthly basic charges increased 18% to P$1,307 million in 2010 from P$1,109 million in 2009. Airtime usage charges increased 15% to P$1,947 million in 2010 from P$1,690 million in 2009. Roaming charges and other services to our customers increased 45% to P$199 million in 2010 from P$137 million in 2009. Such increases were mainly due to an increase in the subscriber base, an increase in the volume of total traffic and an increase in prices of our services.

CPP and TLRD increased 4% to P$1,392 million in 2010 from P$1,343 million in 2009. Roaming charges and other services to the operators increased 10% to P$250 million in 2010 from P$228 million in 2009. Such increases were mainly due to an increase in the volume of traffic in Argentina.

In the Núcleo Mobile Services segment, voice revenues increased P$13 million to P$254 million in 2010.

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

In the Mobile Services segments, data and Internet services mainly include SMS, MMS, GPRS and Internet services. The increase of P$1,131 million was largely due to Personal and Núcleo’s efforts to create Value Added Services which feature technological innovations. The total number of Personal’s subscribers was approximately 16,333,000 as of December 31, 2010, representing an increase of approximately 13% as compared to 2009. The increase was driven by increased penetration in the mobile services market in Argentina. As of December 31, 2010, the subscriber base in Argentina amounted to approximately 11,426,000 prepaid subscribers, or 70% of the total subscriber base, approximately 2,111,000 post-paid subscribers, or 13% of the total subscriber base and approximately 2,796,000 “Cuentas Claras” plan subscribers, or 17% of the total subscriber base. Núcleo had approximately 1,868,000 mobile subscribers as of December 31, 2010, which represented an increase of approximately 4% as compared to 2009. As of December 31, 2010, Núcleo had approximately 1,604,000 prepaid subscribers, representing 86% of Núcleo’s total mobile subscriber base.

Equipment

During 2010, revenues from equipment increased by 30%, to P$1,096 million in 2010 from P$845 million in 2009. In the Fixed Services segment, the increase in 2010 was mainly due to higher sales of “Aladino” telephone sets (which, depending on the model, permit SMS services or video calls from fixed lines), data equipment and higher sales of modems as a result of the expansion of our Internet services. In the Mobile Services segments, handset sales increased due to the expansion of the subscriber base and a higher selling price of handsets sold. Additionally, as a result of technological advances and the increased quality of our services, more customers upgraded their mobile handsets.

Other income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided, and gain on the sale of PP&E. During 2010, other income decreased 6% to P$32 million from P$34 million in 2009 mainly due to a reduction in the sales of PP&E.

For a further breakdown of our consolidated total revenues, see “—Results of Operations by Segment” below.

Operating expenses (without depreciation and amortization)

Total operating expenses increased by P$1,742 million totaling P$9,785 million in 2010, representing a 22% increase as compared to 2009. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions and cost of equipment and handsets.

					Change by segment(1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2010	2009	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Employee benefit expenses and severance payments	1,975	1,572	26	403	289	109	5
Interconnection costs and other telecommunications charges	1,377	1,361	1	16	2	14	—
Fees for services, maintenance, materials and supplies	1,326	1,071	24	255	78	163	14
Taxes and fees with the Regulatory Authority	1,254	1,011	24	243	34	208	1
Commissions	1,141	942	21	199	11	179	9
Cost of equipment and handsets	1,207	906	33	301	9	288	4
Advertising	441	357	24	84	24	50	10
Provisions	130	48	171	82	55	28	(1)
Bad-debt expense	119	131	(9)	(12)	(9)	(4)	1
Other operating expenses	815	644	27	171	61	102	8
Total operating expenses (without depreciation and amortization)	9,785	8,043	22	1,742	554	1,137	51

(1)         Net of the Intersegment transactions effect

Employee benefit expenses and severance payments

During 2010, employee benefit expenses and severance payments were P$1,975 million, representing a 26% increase from 2009. This was primarily due to salary increases that Telecom implemented across all segments and the increase in Telecom’s headcount. In the Fixed Services segment, severance payments and termination benefits grew as a result of an increase in the number of employees who retired or were dismissed in 2010, partially offset by a 2% decrease in the number of employees (from 11,079 employees in 2009 to 10,845 employees in 2010). On the other hand, in the Personal Mobile Services segment, there was a 15% increase in the number of employees (from 3,799 employees in 2009 to 4,370 employees in 2010).

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

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 24% to P$1,326 million in 2010 from P$1,071 million in 2009. This increase was mainly due to higher maintenance costs across all segments due to inflation and devaluation of the argentine peso against the U.S. dollar (maintenance costs for network equipment, buildings and vehicles, maintenance costs of radio base systems and maintenance of BlackBerry equipment), which amounted to P$91 million and also to higher service costs related to call centers (a P$119 million increase from 2009 to 2010).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority expenses increased 24% to P$1,254 million in 2010 from P$1,011 million in 2009, mainly due to charges of turnover tax (P$138 million increase from 2009 to 2010) as a result of the increase in total revenues during 2010 and from taxes with the Regulatory Authority (an increase of P$70 million from 2009).

Commissions

Commissions increased by P$199 million, or 21%, to P$1,141 million in 2010 from P$942 million in 2009. The increase was mainly due to the growth in the subscriber base, higher commissions for the distributions of prepaid cards and higher commissions for collections as a result of the increase in revenues and a higher transaction cost for collection services.

Cost of equipment and handsets

During 2010, the cost of equipment and handsets increased to P$1,207 million from P$906 million in 2009, representing a 33% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$292 million and it was primarily attributable to an expansion of the subscriber base and the number of customers that upgraded their handsets as a result of technological advances and new service offerings. The increase in costs in the Fixed Services segment was P$9 million and it was primarily attributable to an increase in sales of “Aladino” telephone sets, data equipment and higher sales of modems as a result of the growth in the Internet business.

Advertising

Costs related to advertising increased by P$84 million, or 24%, to P$441 million in 2010. During 2010, Telecom Argentina continued its focus on advertising campaigns as a result of competition in the Internet services market while Personal recorded higher media advertising expenses as a result of efforts to retain and expand its subscriber base.

Provisions

During 2010, we recorded P$130 million in provisions compared to P$48 million recorded in 2009, representing a 171% increase. The increase in 2010 was due to an increase in regulatory and tax claims amounting to P$70 million (including the effect of 2009 reversal of P$36 million related to Law No. 26,476 Tax Regularization Regime), an increase in labor claims amounting to P$6 million and the increase of civil and commercial proceedings amounting to P$6 million.

Bad Debt Expense

In 2010, bad debt expense amounted to P$119 million, a decrease of 9% as compared to 2009, representing less than 1% of consolidated total revenues. The decrease was mainly due to an improvement in the collection of receivables in both Fixed Services and Personal Mobile Services segments.

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

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$4,874 million in 2010 and P$4,161 million in 2009, representing 33% and 34% of total consolidated revenues, respectively. The increase was primarily due to the increase of operating expenses by 22% versus higher consolidated revenues of 20%.

Depreciation of PP&E and Amortization of Intangible Assets

Depreciation of PP&E and amortization of intangible assets increased by P$167 million, or 11%, to P$1,712 million during 2010. This increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets and by a reduction in the amortization of subscriber acquisitions costs (“SAC”) in the Personal Mobile Services segment.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income

During 2010, consolidated operating income was P$3,162 million, representing an increase of P$546 million, or 21%, from 2009. Operating income represented 22% of consolidated total revenues in 2010 versus 21% in 2009. This increase was mainly due to growth in operating income before depreciation and amortization by 17%, net of the increase of 11% in depreciation and amortization.

	Years Ended December 31,		% of Change
	2010	2009	2010-2009
	(P$ million / %)		Increase
Operating income before depreciation and amortization	4,874	4,161	17
As % of total revenues	33	34
Depreciation and amortization	(1,712)	(1,545)	11
As % of total revenues	(12)	(13)
Operating income	3,162	2,616	21
As % of total revenues	22	21

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

(i)    Regarding current tax expenses, Telecom Argentina, Personal and Núcleo generated tax profit in fiscal year 2010 resulting in an income tax payable of  P$1,067 million versus P$818 million in 2009. Telecom Argentina’s income tax expense assessed in 2010 amounted to P$408 million as compared to P$301 million in 2009; Personal’s, in 2010, amounted to P$655 million compared to P$511 million in 2009; and Núcleo’s, in 2010, amounted to P$4 million compared to P$6 million in 2009.

(ii)   Regarding the deferred tax, in 2010 and 2009, Telecom Argentina recorded a deferred tax benefit of P$79 million and P$29 million, respectively; Personal recorded a deferred tax loss of P$79 million and P$6 million in 2010 and 2009, respectively, and Núcleo generated a P$6 million loss in 2010, and no deferred tax was recorded in 2009 for Núcleo, totaling P$6 million of deferred tax expense in 2010 and a P$22 million deferred tax benefit in 2009.

(iii)  Regarding the analysis of recoverability of deferred tax assets, Personal recorded a valuation allowance for deferred tax assets of P$3 million and P$2 million in 2010 and 2009, respectively, while no charges were recorded for Telecom Argentina and Núcleo in those years.

Net income

For 2010, we recorded net income of P$1,949 million (13% of total consolidated revenues), of which P$1,935 million are attributable to the owners of the Parent. The Fixed Services segment accounted for a gain of P$592 million, the Personal Mobile Services segment accounted for a P$1,315 million gain and the Núcleo Mobile Services segment accounted for a gain of P$42 million, representing 11%, 14% and 9% of the total segment revenues, respectively.

For 2009, we recorded net income of P$1,417 million (12% of consolidated total revenues), of which P$1,405 million is attributable to the owners of the Parent. The Fixed Services segment accounted for a gain of P$478 million, the Personal Mobile Services segment accounted for a P$906 million gain and the Núcleo Mobile Services segment accounted for a gain of P$33 million, representing 10%, 12% and 9% of the total segment revenues, respectively.

(B) Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Total revenues	6,254	5,419	4,873	15	11
Operating expenses (without depreciation and amortization)	(4,614)	(3,725)	(3,154)	24	18
Operating income before depreciation and amortization	1,640	1,694	1,719	(3)	(1)
Depreciation and amortization	(818)	(776)	(721)	5	8
Operating income	822	918	998	(10)	(8)
Financial results, net	(27)	3	(247)	n/a	n/a
Income tax expense	(279)	(329)	(273)	(15)	21
Net income	516	592	478	(13)	24

Total revenues

During 2011, total revenues from our Fixed Services segment increased by 15% to P$6,254 million from P$5,419 million in 2010. During 2010, total revenues from our Fixed Services segment increased by 11% to from P$4,873 million in 2009. Regulated voice services are still affected by rate Pesification. The increase in each year was due to several factors, including a 12% and 14% growth in Internet accesses in 2011 and 2010, respectively, and a 1% growth in the number of lines in service in both years, which increased the monthly consumption of the offered services.

Total revenues from our Fixed Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Voice - retail	2,357	2,211	2,100	7	5
Voice - wholesale	747	687	697	9	(1)
Data	583	488	393	19	24
Internet	1,553	1,204	926	29	30
Service Revenues	5,240	4,590	4,116	14	12
Equipment (1)	89	70	43	27	63
Other income	40	20	27	100	(26)
Subtotal third party revenues	5,369	4,680	4,186	15	12
Intersegment	885	739	687	20	8
Total Fixed Services revenues	6,254	5,419	4,873	15	11

(1)          This item is composed of voice, data and Internet equipment in each year.

Voice - retail

Revenues from voice - retail represented 38% of our total segment revenues for 2011 compared to 41% of our total segment revenues for 2010 and 43% of our total segment revenues for 2009. Revenues from voice - retail increased 7% to P$2,357 million in 2011 from P$2,211 million in 2010 and increased 5% in 2010 from P$2,100 million in 2009.

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

Monthly basic charges and charges for supplementary services increased 8% to P$1,017 million in 2011 from P$944 million in 2010 and increased 12% from P$844 million in 2009. Such growth was due to an increase in the number of lines in service and in the level of service packages as well as increased prices in non-regulated services during the periods.

Measured service charges increased 6% to P$1,182 million in 2011 from P$1,110 million in 2010 and increased 1% from P$1,095 million in 2009. Such increases were due to higher local calls and an increase in the number of lines in service. However, some fixed services rates remained unchanged since 2002 as a result of the Pesification and freeze of rates imposed by the Argentine government.

Public telephone service and other services increased 1% to P$158 million in 2011 from P$157 million in 2010 and decreased 2% from P$161 million in 2009.

Voice - wholesale

Revenues from voice - wholesale represented 12% of our total segment revenues for 2011 compared to 13% and 14% in 2010 and 2009, respectively. Revenues from voice-wholesale increased 9% to P$747 million in 2011 from P$687 million in 2010 and decreased 1% from P$697 million in 2009.

Voice-wholesale mainly includes interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance services (which reflect payments made under bilateral agreements between the Company and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Interconnection services increased 10% to P$422 million in 2011 from P$382 million in 2010 and decreased 2% from P$389 million in 2009. The increase in 2011 was due to higher fixed traffic transported and terminated on Telecom’s fixed line network while the decrease in 2010 was due to a reduction of such traffic.

International long-distance service services increased 11% to P$103 million in 2011 from P$93 million in 2010 and decreased 8% from P$101 million in 2009. The increase in 2011 was due to higher international long-distance incoming traffic while the decrease in 2010 was due to a reduction of such traffic.

Revenues related to billing and collection services charged to other operators increased 3% to P$104 million in 2011 from P$101 million in 2010 and increased 3% from P$98 million in 2009. Such increases are mainly consequence of a growth in CPP billing and collected.

Other wholesale revenues increased 6% to P$118 million in 2011 from P$111 million in 2010, which were similar to P$109 million in 2009.

Data and Internet

Revenues from data and Internet represented 34% of our total segment revenues in 2011 compared to 31% and 27% in 2010 and 2009, respectively. Revenues from data and Internet services increased 26% to P$2,136 million in 2011 from P$1,692 million in 2010 and increased 28% from P$1,319 million in 2009.

Revenues from Internet increased 29% to P$1,553 million in 2011 from P$1,204 million in 2010 and increased 30% from P$926 million in 2009. The increase was mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription. As of December 31, 2011, the number of Internet accesses increased approximately 12% to 1.6 million from 1.4 million as of December 31, 2010 and increased 14% from 1.2 million as of December 31, 2009.

Revenues from data services increased 19% to P$583 million in 2011 from P$488 million in 2010 and increased 24% from P$393 million in 2009. The increase was mainly due to an increase in virtual private network services, private data network services replacing the point-to-point service, leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2011 and 2010, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

Equipment

Revenues from equipment increased by 27%, to P$89 million in 2011 from P$70 million in 2010 and increased 63% from P$43 million in 2009. The increase was mainly due to higher sales of “Aladino” telephone sets and data equipment. In particular, we recorded P$25 million and P$14 million due to construction contracts during 2011 and 2010, respectively.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2011, our intersegment revenues increased 20% to P$885 million from P$739 million in 2010 and increased 8% from P$687 million in 2009. This increase was mainly due to higher revenues on leases of circuits to Personal as part of the growth of its network traffic. The intersegment revenues are eliminated at consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided, and gain on sale of PP&E. During 2011, other income increased 100% to P$40 million from P$20 million, mainly due to an increase in penalties collected from suppliers and gain on sale of PP&E. In 2010, other income decreased 26% from P$27 million in 2009 mainly due to a reduction in sales of PP&E.

Operating Expenses (without depreciation and amortization)

During 2011, total operating expenses for the Fixed Services segment increased 24% to P$4,614 million in 2011 from P$3,725 million in 2010 and increased 18% from P$3,154 million in 2009. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority and provisions.

Detailed below are the major components of our operating expenses for the years ended December 31, 2011, 2010 and 2009 related to our Fixed Services segment:

	Year Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	1,949	1,502	1,213	30	24
Interconnection costs and other telecommunications charges	497	456	430	9	6
Fees for services, maintenance, materials and supplies	815	679	601	20	13
Taxes and fees with the Regulatory Authority	367	304	270	21	13
Commissions	139	100	89	39	12
Cost of equipment	59	55	46	7	20
Advertising	154	142	118	8	20
Provisions	164	71	16	131	344
Bad debt expenses	28	24	33	17	(27)
Other operating expenses	442	392	338	13	16
Total Fixed Services	4,614	3,725	3,154	24	18

Employee benefit expenses and severance payments

During 2011, employee benefit expenses and charges for severance payments were approximately P$1,949 million, representing a 30% increase from P$1,502 million in 2010. In 2010, these charges increased 24% from P$1,213 million in 2009. The increase was mainly due to salary increases and severance payments and termination benefits, as a result of an increase in the number of employees who retired or were dismissed, and an increase in the number of employees in this segment in 2011. The Fixed Services segment had 11,092, 10,845 and 11,079 employees as of December 31, 2011, 2010 and 2009, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers.

In 2011 interconnection costs and other telecommunications charges amounted to P$497 million, representing an increase of 9% from P$456 million in 2010. In 2010 these charges increased 6% from P$430 million in 2009. The increase was mainly due to higher traffic volume resulting from Telecom Argentina’s network and price increases resulting from inflation and an increase in outgoing traffic originated in our network that required the payment of fees to transport such calls across international lines.

Fees for Services, Maintenance, Materials and Supplies

During 2011, fees for services, maintenance, materials and supplies increased 20% to P$815 million from P$679 million in 2010 and increased 13% from P$601 million in 2009. The increase was mainly due to higher maintenance costs for network equipment, buildings and utility vehicles, the increase in the prices of certain supplies due to the effects of inflation and higher costs of services, especially those related to call centers (a P$28 million increase from 2010 to 2011 and a P$11 million increase from 2009 to 2010), as a result of an increase in the commercial activity, as well as cleaning and security fees (a P$17 million increase from 2010 to 2011 and a P$12 million increase from 2009 to 2010).

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 21% to P$367 million in 2011 from P$304 million in 2010 and increased 13% from P$270 million in 2009, mainly due to charges of turnover tax (a P$33 million increase from 2010 to 2011 and a P$28 million increase from 2009 to 2010) as a result of the increase in total revenues during both years.

Commissions

During 2011, costs relating to commissions amounted to approximately P$139 million, representing an increase of 39% as compared to P$100 million in 2010. In 2010, these charges increased 12% from P$89 million in 2009. The increase in both years was mainly due to higher commissions for collections as a result of increased sales and higher transaction cost for collection services.

Cost of Equipment

During 2011, 2010 and 2009 we recorded P$59 million, P$55 million and P$46 million in cost of equipment, respectively. The increases in costs incurred were primarily attributable to increased sales of “Aladino” telephone sets and data equipment (including P$14 million and P$10 million due to construction contracts in 2011 and 2010, respectively).

Advertising

During 2011, we recorded P$154 million in costs of advertising representing an increase of 8% as compared to P$142 million recorded in 2010. In 2010, theses charges increased 20% from P$118 million in 2009. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Provisions

During 2011, we recorded P$164 million in provisions compared to P$71 million recorded in 2010 and P$16 million recorded in 2009. The increase in 2011 was mainly due to the higher labor claims for approximately P$75 million and higher regulatory and tax claims for approximately P$19 million, partially offset by a reduction in trade claims. In 2010 the increase was mainly due to the higher trade claims for approximately P$8 million and higher regulatory and tax claims for approximately P$48 million (including the effect of 2009 reversal P$36 million related to Law No. 26,476 Tax Regularization Regime), partially offset by a reduction in labor claims.

Bad Debt Expenses

In 2011, bad debt expenses amounted to P$28 million, representing an increase of 17% from P$24 million in 2010. The increase was mainly due to higher aging in accounts receivables of voice wholesale and data customers, partially offset by lower aging in accounts receivables of voice retail customers. In 2010 theses charges decreased 27% from P$33 million in 2009. The charges in each year represented less than 1% of the Fixed Services segment total revenues.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2011, our other operating expenses amounted to P$442 million compared to P$392 million in 2010 and P$338 million in 2009. The increase in both years was primarily due to the increase in prices of transportation, fuel and electricity used to provide Telecom Argentina’s services.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$1,640 million in 2011, P$1,694 million in 2010 and P$1,719 million in 2009, representing 26%, 31% and 35% of total segment revenues, respectively. The decrease was mainly due to the fact that the annual increase in operating costs exceeded the increase in total revenues which are still affected by rate Pesification.

Depreciation of PP&E and Amortization of Intangible Assets

Depreciation expenses were P$818 million in 2011, P$776 million in 2010 and P$721 million in 2009. The increase was mainly due to assets acquired during 2011 and 2010, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

Operating income represented 13%, 17% and 20% of total segment revenues in 2011, 2010 and 2009, respectively. In 2011, the operating income from our Fixed Services segment decreased 10% to P$822 million from P$918 million in 2010. In 2010, operating income decreased 8% from P$998 million in 2009. The decrease in both years was mainly due to a reduction in our operating income before depreciation and amortization and an increase in depreciation and amortization as explained above.

The following table shows our operating income from the Fixed Services segment in 2011, 2010 and 2009 and its percentage of total revenues in each year.

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	1,640	1,694	1,719	(3)	(1)
As % of total revenues	26	31	35
Depreciation and amortization	(818)	(776)	(721)	5	8
As % of total revenues	(13)	(14)	(15)
Operating income	822	918	998	(10)	(8)
As % of total revenues	13	17	20

Financial results, net

During 2011, we recorded a net financial loss of P$27 million compared to a net financial income of P$3 million in 2010. The decrease in our financial results was mainly attributed to lower interest from investments of approximately P$17 million and higher interest of approximately P$21 million related to provisions for legal claims and severance payments and termination benefits. In addition, during 2011, a net foreign currency exchange gain of P$4 million was recorded.

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

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2011, 2010 and 2009—Income Tax”).

During 2011, our Fixed Services segment recorded an income tax expense of P$279 million compared to P$329 million in 2010 and P$273 million in 2009. The decrease in 2011 was mainly due to the decrease in our pre-tax income compared to 2010. The increase in 2010 was mainly due to the increase in our pre-tax income compared to 2009.

The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense (amounting to P$379 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$100 million). The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense (amounting to P$408 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$79 million). The income tax expense in 2009 was mainly attributable to the recognition of current income tax expense (amounting to P$301 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$28 million).

Net Income

For 2011, 2010 and 2009, the Fixed Services segment recorded net income of P$516 million, P$592 million and P$478 million, respectively. The decrease in 2011 was mainly due to a reduction in our operating income and the loss recorded in our financial results, net compared to the gain recorded in 2010, partially offset by a reduction in the income tax expense as detailed above. The increase in 2010 was mainly due to the gain recorded in our financial results, net compared to the loss recorded in 2009 partially offset by a reduction in our operating income and the increase of the income tax expense as detailed above.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Total revenues	12,563	9,571	7,674	31	25
Operating expenses (without depreciation and amortization)	(8,452)	(6,549)	(5,364)	29	22
Operating income before depreciation and amortization	4,111	3,022	2,310	36	31
Depreciation and amortization	(1,190)	(841)	(740)	41	14
Operating income	2,921	2,181	1,570	34	39
Other income from investments	—	—	13	n/a	n/a
Financial results, net	118	(129)	(158)	n/a	(18)
Income tax expense	(1,102)	(737)	(519)	50	42
Net income	1,937	1,315	906	47	45

Total revenues

During 2011, total revenues from our Personal Mobile Services segment increased by 31% to P$12,563 million from P$9,571 million in 2010 and increased 25% from P$7,674 million in 2009. The increase in each year was mainly due to the growth in the subscriber base, the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily data and Internet services.

An important monthly operational measure used in the Personal Mobile Services segment is ARPU, which we calculate by dividing adjusted total service revenues — excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues — (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Our Management believes that this measure is helpful in assessing the development of the subscriber base in the Personal Mobile Services segment. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	Years Ended December 31,
	2011	2010	2009
	(P$ millions)
Total service revenues(1)	11,076	8,541	6,871
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(210)	(229)	(216)
Cell sites rental	(18)	(24)	(14)
Reconnection fees	(82)	(57)	(31)
Adjusted total service revenues included in the ARPU calculation	10,766	8,231	6,610
Average number of subscribers during the year (thousands)	17,433	15,426	13,562

(1)    Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$93 million in 2011, P$58 million in 2010 and P$41 million in 2009.

During 2011, ARPU increased 16% to approximately P$51 per customer per month compared to approximately P$44 per customer per month in 2010. ARPU reached P$41 per customer per month in 2009.

The total number of Personal’s subscribers increased approximately 11% to 18,193,000 as of December 31, 2011 from 16,333,000 as of December 31, 2010 and increased 13% from 14,475,000 as of December 31, 2009. The increase in both years was fueled by increased penetration in the mobile services market in Argentina. As of December 31, 2011, the subscriber base in Argentina amounted to approximately 12,414,000 prepaid subscribers, or 68% of the total subscriber base, approximately 2,640,000 post-paid subscribers, or 15% of the total subscriber base and approximately 3,139,000 “Cuentas Claras” plan subscribers, or 17% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase
Voice - retail	4,001	3,453	2,936	16	18
Voice - wholesale	1,726	1,642	1,571	5	5
Data	4,482	2,997	2,150	49	39
Internet	774	391	173	98	126
Services Revenues	10,983	8,483	6,830	29	24
Equipment	1,472	1,018	796	45	28
Other income	15	12	7	25	71
Subtotal third party revenues	12,470	9,513	7,633	31	25
Intersegment	93	58	41	60	41
Total Personal Mobile Services Revenues	12,563	9,571	7,674	31	25

Voice-retail

Revenues from voice - retail represented 32% of our total segment revenues in 2011 compared to 36% and 38% of our total segment revenues in 2010 and 2009, respectively. Revenues from voice - retail increased 16% to P$4,001 million in 2011 from P$3,453 million in 2010 and increased 18% from P$2,936 million in 2009.

Voice - retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased 30% to P$1,698 million in 2011 from P$1,307 million in 2010 and increased 18% from P$1,109 million in 2009. Airtime usage charges increased 4% to P$2,022 million in 2011 from P$1,947 million in 2010 and increased 15% from P$1,690 million in 2009. Roaming charges billed and other services increased 41% to P$281 million in 2011 from P$199 million in 2010 and increased 45% from P$137 million in 2009. Such increases were mainly due to an increase in the subscriber base, an increase in the volume of total traffic and an increase in the prices of our services.

Voice-wholesale

Revenues from voice - wholesale represented 14% of our total segment revenues in 2011 compared to 17% and 20% of our total segment revenues in 2010 and 2009, respectively. Revenues from voice - wholesale increased 5% to P$1,726 million in 2011 from P$1,642 million in 2010 and increased 5% from P$1,571 million in 2009.

Voice - wholesale mainly includes revenues from CPP, TLRD and roaming charges billed to other mobile service providers whose customers use our network.

CPP and TLRD increased 8% to P$1,503 million in 2011 from P$1,392 million in 2010 and increased 4% from P$1,343 million in 2009. Such increases were mainly due to increased traffic volume in Argentina.

Roaming charges billed and other services decreased 11% to P$223 million in 2011 from P$250 million in 2010 while these charges increased 10% from P$228 million in 2009. The decrease in 2011 was due to a reduction in the traffic volume in Argentina while the increase in 2010 was mainly due to an increase in such traffic volume.

Data and Internet

Data and Internet services mainly include SMS, MMS, GPRS and Internet. Data and Internet represented 42%, 35% and 30% of our total segment revenues for 2011, 2010 and 2009, respectively.

Revenues from data mainly include SMS, MMS and other value added services. Revenues from data increased 49% to P$4,482 million in 2011 from P$2,997 million in 2010. Revenues from data increased 39% in 2010 from P$2,150 million in 2009. The increase was largely due to Telecom Personal’s efforts to create value added services which featured technological innovation.

In particular, revenues of SMS increased 53% to P$3,847 million in 2011 from P$2,519 million in 2010 (the monthly average number of SMS growth 20% to P$5,559 million in 2011 from P$4,614 million in 2010). Revenues of SMS increased 38% in 2010 from P$1,821 million in 2009 (the monthly average number of SMS growth 52% in 2010 from 3,034 million in 2009).

Revenues from Internet increased 98% to P$774 million in 2011 from P$391 million in 2010. Revenues from Internet increased 126% in 2010 from P$173 million in 2009. Such increases were mainly due to an increase in the subscriber base.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2011, handset revenues increased 45% to P$1,472 million from P$1,018 million in 2010 and increased 28% from P$796 million in 2009. The increases were primarily due to the expansion of the subscriber base and a higher selling price of handsets sold. Additionally, as a result of technological advances and our provision of state-of-the-art services, more subscribers upgraded their mobile handsets.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2011, our intersegment revenues increased 60% to P$93 million in 2011 from P$58 million in 2010 and increased 41% from P$41 million in 2009. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2011, other income was P$15 million, representing an increase of 25% from P$12 million in 2010 and increased 71% from P$7 million in 2009.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Personal Mobile Services segment increased 29% to P$8,452 million in 2011 from P$6,594 million in 2010 and increased 22% from P$5,364 million in 2009. In line with our increases in revenues, during 2011 and 2010, all items in the cost structure of the Personal Mobile Services segment experienced material increases, except for bad debt expenses in 2010. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions associated with sales and expansion of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2011, 2010 and 2009 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	605	433	324	40	34
Interconnection costs and other telecommunications charges	1,618	1,428	1,381	13	3
Fees for services, maintenance, materials and supplies	949	691	523	37	32
Taxes and fees with the Regulatory Authority	1,205	934	726	29	29
Commissions	1,353	1,051	869	29	21
Cost of equipment	1,585	1,139	851	39	34
Advertising	400	266	216	50	23
Provisions	61	59	31	3	90
Bad debt expenses	134	92	96	46	(4)
Other operating expenses	542	456	347	19	31
Total Personal Mobile Services(1)	8,452	6,549	5,364	29	22

(1)          Includes intersegment cost from Fixed Services Segment of P$880 million, P$733 million and P$686 million in 2011, 2010 and 2009, respectively, in Interconnection costs and other telecommunications charges, fees for services, maintenance, materials and supplies, commissions and other operating expenses. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2011, employee benefit expenses and severance payments charges increased 40% to P$605 million from P$433 million in 2010 and increased 34% from P$324 million in 2009. The increase was mainly due to the salary increases that Personal implemented and the increase in the number of full-time employees. The Personal Mobile Services segment had 4,820, 4,370 and 3,799 employees as of December 31, 2011, 2010 and 2009, respectively.

Interconnection Costs and other telecommunications charges

During 2011, interconnection costs and other telecommunications charges increased 13% to P$1,618 million in 2011 from P$1,428 in 2010 and increased 3% from P$1,381 million in 2009. The increase was mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base. Interconnection costs and other telecommunications charges includes intersegment costs from Fixed Services Segment of P$648 million, P$540 million and P$505 million in 2011, 2010 and 2009, respectively, that are eliminated at consolidated level.

Fees for services, Maintenance, Materials and Supplies

In 2011, fees for services, maintenance, materials and supplies expenses increased 37% to P$949 million from P$691 million in 2010 and increased 32% from P$523 million in 2009. The increase was mainly due to an increase in the rates for the principal services received caused by the effects of inflation, higher service costs related to call centers (a P$106 million increase from 2010 to 2011 and a P$111 million increase from 2009 to 2010), as a result of an increase in the commercial activity and higher maintenance costs of radio base systems and maintenance of BlackBerry equipment. Fees for services, maintenance, materials and supplies expenses includes intersegment costs from Fixed Services Segment of P$122 million, P$92 million and P$86 million in 2011, 2010 and 2009, respectively, that are eliminated at consolidated level.

Taxes and fees with the Regulatory Authority

During 2011, taxes and fees with the Regulatory Authority increased 29% to P$1,205 million from P$934 million in 2010 and increased 29% from P$726 million in 2009. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

In 2011, commissions increased 29% to P$1,353 million from P$1,051 million in 2010 and increased 21% from P$869 million in 2009. These increases were mainly due to a growth in commercial activity and a growth in the subscriber base. Commissions include intersegment cost from Fixed Services Segment of P$61 million, P$55 million and P$52 million in 2011, 2010 and 2009, respectively, that are eliminated at consolidated level.

Cost of Equipment

During 2011, the cost of equipments and handsets sold increased 39% to P$1,585 million from P$1,139 million in 2010 and increased 34% from P$851 million in 2009. The increase was mainly due to an increase of approximately 18% and 12% in the quantity of handsets sold in 2011 and 2010, respectively, as a consequence of an expansion of the subscriber base, and an increase in customer upgrades of mobile handsets, as a result of technological advances and new service offerings, especially smartphones. Also, the increase in the cost of equipments and handsets sold was due to an increase in the average handset unit costs, primarily due to the effect of the excise taxes not charged to the customers (known as the Technological Tax).

Advertising

During 2011, advertising expenses including media, promotional and institutional campaigns, amounted to P$400 million, representing an increase of 50% from P$266 million in 2010. During 2010, these costs increased 23% from P$216 million in 2009. This variation was mainly due to higher media advertising expenses for approximately P$91 million and P$23 million in 2011 and 2010, respectively, including in 2011 the effects of the Personal rebranding, and other promotional campaigns for approximately P$43 million and P$27 million, as a result of efforts to retain and expand the mobile subscriber base.

Provisions

During 2011, we recorded P$61 million in provisions compared with P$59 million and P$31 million recorded in 2010 and 2009, respectively. The increase in 2011 was mainly due to higher claims recorded, in particular an increase in labor claims for P$29 million, partially offset by lower trade claims for P$19 million and regulatory and tax claims for P$8 million. The increase in 2010 was mainly due to the higher claims recorded, in particular an increase in labor claims for P$7 million, trade claims for P$16 million and regulatory and tax claims for P$5 million.

Bad Debt Expenses

In 2011 bad debt expenses amounted to P$134 million, representing an increase of 46% from P$92 million in 2010. The increase was mainly due to higher revenues in 2011 (+31%) as compared to 2010 and higher aging in accounts receivables in voice retail customers. In 2010, bad debt expenses decreased 4% from P$96 million in 2009. These charges in each year represented approximately 1% of the Personal Mobile Services segment total revenues.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of Value Added Services, transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 19% to P$542 million in 2011 from P$456 million in 2010 an increased 31% from P$347 million in 2009. The increase was mainly due to higher costs associated with the provision of Value Added Services to subscribers for approximately P$36 million and P$24 million in 2011 and 2010, respectively, and higher costs of transportation, freight and travel for P$36 million and P$10 million in

2011 and 2010, respectively. Other operating expenses include intersegment costs from Fixed Services Segment of P$49 million, P$46 million and P$43 million in 2011, 2010 and 2009, respectively, that are eliminated at consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$4,111 million in 2011, P$3,022 million in 2010 and P$2,310 million in 2009, representing 33%, 32% and 30% of total segment revenues in 2011, 2010 and 2009, respectively. The increase in each year was mainly due to higher growth in total revenues, partially offset by lower increases as percentage in operating costs (before depreciation and amortization).

Depreciation of PP&E and Amortization of Intangible Assets

During 2011 depreciation of PP&E and amortization of intangible assets increased 41% to P$1,190 million from P$841 million in 2010 and increased 14% from P$740 million in 2009. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets. In particular, during 2011 amortization of SAC increased P$192 million and depreciation of PP&E and other intangible assets increased P$157 million compared to 2010. During 2010 amortization of SAC decreased P$48 million, while depreciation of PP&E and other intangible assets increased P$149 million compared to 2009.

Operating Income

In 2011, our operating income from the Personal Mobile Services segment was P$2,921 million, representing an increase of 34% from P$2,181 million in 2010, and increased 39% from P$1,570 million in 2009. Operating income represented 23% of total revenues for this segment in 2011 and 2010, and 20% in 2009. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2011, 2010 and 2009 and its percentage of total revenues in each year:

	Year Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	4,111	3,022	2,310	36	31
As % of total revenues	33	32	30
Depreciation and amortization	(1,190)	(841)	(740)	41	14
As % of total revenues	9	9	10
Operating income	2,921	2,181	1,570	34	39
As % of total revenues	23	23	20

Financial results, net

During 2011, the Personal Mobile Services segment recorded a net financial gain of P$118 million compared to a net financial loss of P$129 million in 2010 and a net financial loss of P$158 million in 2009. The gain recorded in 2011 was mainly attributed to interest from investments of approximately P$136 million. In addition, the devaluation of the peso against the U.S. dollar was approximately 8% and generated a net foreign currency exchange loss of P$24 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure) in 2011. The decrease in net financial loss in 2010 was mainly attributed to lower financial interest losses of approximately P$11 million due to the total cancellation of Personal’s financial debt and higher interest from investments of approximately P$21 million. In addition, the devaluation of the peso against the U.S. dollar was approximately 5% and 10% in 2010 and 2009 and generated a net foreign currency exchange loss of P$105 million and P$112 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure) in 2010 and 2009, respectively.

Income Tax Expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2011, 2010 and 2009—Income Tax”).

During 2011, our Personal Mobile Services segment recorded an income tax expense of P$1,102 million compared to P$737 million in 2010 and P$519 million in 2009 mainly due to the increase in our pre-tax income in each year. The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$1,039 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$58 million and the P$5 million increase in the allowance for net deferred tax assets.

The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense amounting to P$655 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$79 million and the P$3 million increase in the allowance for net deferred tax assets.

The income tax expense in 2009 was mainly attributable to the recognition of current income tax expense amounting to P$511 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$6 million and the P$2 million increase in the allowance for net deferred tax assets.

Net Income

During 2011, our Personal Mobile Services segment reported net income of P$1,937 million as compared to P$1,315 million during 2010 and P$906 million in 2009. The increase in net income in 2011 was mainly due to higher operating income and financial results, partially offset by higher income tax expense, as explained above. The increase in net income in 2010 was mainly due to higher operating income and lower financial losses, partially offset by higher income tax expense, as explained above.

(B.3) Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase
Total revenues	718	469	388	53	21
Operating expenses (without depreciation and amortization)	(454)	(311)	(256)	46	21
Operating income before depreciation and amortization	264	158	132	67	20
Depreciation and amortization	(150)	(95)	(84)	58	13
Operating income	114	63	48	81	31
Financial results, net	(11)	(11)	(9)	—	22
Income tax expense	(14)	(10)	(6)	40	67
Net income	89	42	33	112	27

Total revenues

During 2011, total revenues from Núcleo increased by 53% to P$718 million from P$469 million in 2010. This increase was mainly due to higher Value Added Services sales (included in Data and Internet services), which grew by 48% in 2011 as compared to 2010. Other factors contributing to the increase in total revenues were the increase in the volume of traffic, as a consequence of the growth in the subscriber base, and the increase in the number of handsets sold as a result of technological advances. Núcleo had approximately 2,141,000 mobile subscribers as of December 31, 2011, which represented an increase of approximately 15% as compared to 2010. As of December 31, 2011, Núcleo had approximately 1,792,000 prepaid subscribers, representing 84% of Núcleo’s total mobile subscriber base.

During 2010, total revenues from Núcleo increased by 21% to P$469 million from P$388 million in 2009. This increase was mainly due to higher Value Added Services sales (included in Data and Internet services), which grew by 46% in 2010 as compared to 2009. Other factors contributing to the increase in total revenues were the increase in the volume of traffic, as a consequence of the growth in the subscriber base, and the increase in the number of handsets sold as a result of technological advances. Núcleo had approximately 1,868,000 mobile subscribers as of December 31, 2010, which represented an increase of approximately 4% as compared to 2009. As of December 31, 2010, Núcleo had approximately 1,604,000 prepaid subscribers, representing 86% of Núcleo’s total mobile subscriber base.

Revenues from our Núcleo Mobile Services segment for 2011, 2010 and 2009 are comprised as follows:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase
Voice	353	254	241	39	5
Data	251	156	106	137	47
Internet	84	48	32	75	50
Service revenues	688	458	379	50	21
Equipment	26	8	6	225	33
Subtotal third party revenues	714	466	385	53	21
Intersegment revenues (1)	4	3	3	33	—
Total revenues	718	469	388	53	21

(1)          The intersegment revenues are eliminated at the consolidated level.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 46% to P$454 million in 2011 from P$311 million in 2010. In that year operating expenses increased 21% from P$256 million in 2009. In line with our increases in revenues, during 2011 and 2010, all items in the cost structure of the Núcleo Mobile Services segment experienced increases, except for provisions. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2011, 2010 and 2009 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	55	40	35	38	14
Interconnection costs and other telecommunications charges	118	77	74	53	4
Fees for services, maintenance, materials and supplies	64	52	37	23	41
Taxes and fees with the Regulatory Authority	23	16	15	44	7
Commissions	84	45	36	87	25
Cost of equipment	13	13	9	—	44
Advertising	45	33	23	36	43
Provisions.	—	—	1	—	n/a
Bad debt expense	7	3	2	133	50
Other operating expenses	45	32	24	41	33
Total Núcleo Mobile Services	454	311	256	46	21

Employee benefit expenses and severance payments

During 2011, employee benefit expenses and severance payments increased 38% to P$55 million from P$40 million in 2010. During that year, these costs increased 14% from P$35 million in 2009. The increase was mainly due to salary increases that Núcleo implemented and an increase in the number of employees in 2011. Núcleo had 433 employees as of December 31, 2011. As of December 31, 2010 and 2009 it had 414 and 422, respectively.

Interconnection Costs and Other Telecommunication Charges

During 2011, interconnection costs and other telecommunication charges increased 53% to P$118 million from P$77 million in 2010. During 2010, those charges increased 4% from P$74 million in 2009. The increase was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2011, fees for services and maintenance, materials and supplies totaled P$64 million, representing an increase of 23% from P$52 million in 2010. During 2010, they increased 41% from P$37 million in 2009. The increase was mainly due to higher costs related to the installation of the new Customer Contact Centers, higher maintenance costs of the fiber-optic network between some cities of Paraguay (like Asunción, Ciudad del Este and Encarnación) and higher maintenance costs related to the expansion of the 3G network (covering 62 new locations).

Taxes and fees with the Regulatory Authority

During 2011, taxes and fees with the Regulatory Authority increased 44% to P$23 million from P$16 million in 2010 and increased 7% from P$15 million in 2009. The increase in the year was attributable to the increase in total segment revenues.

Commissions

During 2011, commissions increased to P$84 million from P$45 million in 2010, representing an increase of 87%. During 2010, commissions increased 25% from P$36 million in 2009. The increases were mainly due to the growth in the subscriber base.

Cost of Equipment

During 2011 and 2010, the cost of handsets sold was P$13 million. During 2010, the cost of handsets sold increased 44% from P$9 million in 2009. The increase was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Advertising

During 2011, advertising expenses including media, promotional and institutional campaigns, amounted to P$45 million, representing an increase of 36% from 2010. During 2010, these expenses amounted to P$33 million, representing an increase of 43% from P$23 million in 2009. This variation was mainly due to campaigns related to Internet 3G, the Interconnection Network and to strengthening the Personal brand position in Paraguay.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of Value Added Services, transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 41% to P$45 million in 2011 and 33% to P$32 million in 2010 from P$24 million in 2009. The increase was mainly due to the increase in costs associated with the provision of Value Added Services to customers and higher costs of site leases.

Operating Income before depreciation and amortization

Operating income before depreciation and amortization was P$264 million in 2011 and P$158 million in 2010, representing 37% and 34% of total revenues, respectively. Operating income before depreciation and amortization was P$132 million in 2009, representing 34% of total revenues in that year. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as fees for services and maintenance, materials and supplies, cost of handsets, advertising and commissions.

Depreciation of PP&E and Amortization of Intangible Assets

During 2011 depreciation of PP&E and amortization of intangible assets increased 58% to P$150 million from P$95 million in 2010. During 2010 depreciation and amortization increased 13% from P$84 million in 2009. The increase was the result of higher investment in PP&E and intangible assets (especially SAC in 2011), partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2011, our operating income from the Núcleo Mobile Services segment was P$114 million, representing an increase of 81% from P$63 million in 2010, which represent 16% and 13% of total revenues for this segment in 2011 and 2010, respectively. In 2009, our operating income was P$48 million, representing 12% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2011, 2010 and 2009 and its percentage of total revenues in each year:

	Year Ended December 31,			% of Change
	2011	2010	2009	2011-2010	2010-2009
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization	264	158	132	67	20
As % of total revenues	37	34	34
Depreciation and amortization	(150)	(95)	(84)	58	13
As % of total revenues	(21)	(20)	(22)
Operating income	114	63	48	81	31
As % of total revenues	16	13	12

Financial results, net

During 2011 and 2010, the Núcleo Mobile Services segment recorded a net financial loss of P$11 million, compared to a net financial loss of P$9 million in 2009. The increase was mainly due to higher interest on financial debt.

Income Tax Expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2011, 2010 and 2009—Income Tax”).

During 2011, our Núcleo Mobile Services segment recorded an income tax expense of P$14 million compared to P$10 million in 2010. The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$16 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$2 million.

During 2010, our Núcleo Mobile Services segment recorded an income tax expense of P$10 million compared to P$6 million in 2009. The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense amounting to P$4 million and the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$6 million.

Net Income

During 2011, our Núcleo Mobile Services segment reported net income of P$89 million as compared to P$42 million during 2010, representing 12% and 9% of total revenues in 2011 and 2010, respectively. In 2009, our net income was P$33 million, representing 9% of total revenues. The increase in net income was mainly due to higher operating income.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures and operating expenses and the payment of dividends to its shareholders. Telecom Argentina expects working capital and funds generated from operations to be sufficient for its present requirements.

We expect that the principal source of Personal’s liquidity in the near term will be cash flows from operations. Personal’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividend payments to Telecom Argentina.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. As of the date of this Annual Report, Telecom Argentina is preparing the documentation required by the CNV to approve this program.

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

The table below summarizes, for the years ended December 31, 2011, 2010 and 2009, the Telecom’s cash flows:

	Years Ended December 31,
	2011	2010	2009
	(P$ millions)

Cash flows from operating activities	5,396	4,244	3,687
Cash flows used in investing activities	(3,020)	(2,327)	(1,696)
Cash flows used in financing activities	(965)	(1,832)	(1,681)
Net foreign exchange differences on cash and cash equivalents	31	18	61

Increase in cash and cash equivalents	1,442	103	371
Cash and cash equivalents at the beginning of the year	1,376	1,273	902

Cash and cash equivalents at the end of the year	2,818	1,376	1,273

As of December 31, 2011, 2010 and 2009 we had P$2,818 million, P$1,376 million and P$1,273 million in cash and cash equivalents, respectively.

Cash flows from operating activities were P$5,396 million, P$4,244 million and P$3,687 million in 2011, 2010 and 2009, respectively. The increase of P$1,152 million in 2011 was mainly due to an increase in the collection of trade receivables, resulting from an increase in revenues, partially offset by higher employee benefit expenses and severance payments and higher income tax paid. The increase of P$557 million in 2010 was mainly due to an increase in the collection of trade receivables, resulting from an increase in revenues, partially offset by higher employee benefit expenses and severance payments, higher payments for the acquisition of goods and services and higher income tax paid.

Cash flows used in investing activities were P$3,020 million, P$2,327 million and P$1,696 million in 2011, 2010 and 2009, respectively. The increase of P$693 million in 2011 was mainly due to a higher acquisition of PP&E (amounting to P$421 million) and intangible assets (especially SAC and service connection costs) amounting to P$306 million principally in the Personal Mobile Services segment. The increase of P$631 million in 2010 was mainly due to a reduction in the cash flows generated by investments not considered cash and cash equivalents (amounting to P$230 million) and a higher acquisition of PP&E (amounting to P$314 million) and intangible assets (especially SAC and service connection costs) amounting to P$82 million, principally in the Personal Mobile Services segment.

Cash flows used in financing activities were P$965 million, P$1,832 million and P$1,681 million in 2011, 2010 and 2009, respectively. The decrease in 2011 of P$867 million was mainly due to lower payments of debt and related interest amounting to P$826 million. The increase of P$151 million in 2010 was mainly due to the P$1,053 million dividends paid by Telecom Argentina in 2010, substantially offset by a decrease in the amount of debt payments made during 2010 as a consequence of the total cancellation of Telecom Argentina’s debt during 2009 (amounting to P$959 million).

Debt Obligations and Debt Service Requirements

Non-Deliverable Forward (“NDF”) Contracts to Purchase U.S. Dollars at Fixed Rates

During October 2011, Personal entered into several NDF contracts to purchase a total amount of US$40 million (maturing December 2011) to hedge its exposure to U.S. dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

Also during October 2011, Personal entered into several NDF contracts amounting to US$12.7 million (maturing December 2011 and March 2012), to hedge its exposure to U.S. dollar fluctuations related to accounts payable. The Company designated these NDF contracts as effective cash flow hedges. As of December 31, 2011, US$6.4 million was outstanding.

In January 2010, and in accordance with its Notes’ hedging policy, Personal entered into several NDF contracts amounting to US$72 million to hedge its exposure to U.S. dollar fluctuations with respect to its Notes (maturing December 2010). Personal designated these NDF contracts as effective cash flow hedges.

In addition, in January 2010, Personal entered into several NDF contracts amounting to US$30.2 million (maturing January through December 2010), to hedge its exposure to U.S. dollar fluctuations related to accounts payable. Personal designated these NDF contracts as effective cash flow hedges.

Indebtedness of Subsidiaries

Personal. In December 2010, Personal amortized its outstanding Series 3 Notes for an amount of approximately US$173 million, according to the terms and conditions of the related indenture. As of December 31, 2011, Personal had no outstanding financial debt.

Núcleo. As of December 31, 2011, Núcleo’s outstanding debt amounted to an equivalent amount of US$31 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, if any, from its subsidiaries, if any.

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

We expect that our cash flow from operations will be sufficient to permit Telecom Argentina and its subsidiaries to satisfy their respective indebtedness and other cash requirements in the near to medium term. However, Personal may use short-term funding to cover occasional negative operational cash flows.

Our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation: the exchange rate of Argentine Pesos to U.S. dollars; rates of inflation; and the achievement of ultimate rates adjustments for basic charges and measured service charges, among others. These factors are not within our control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

The Company is able to distribute dividends up to the limit of retained earnings determined under Argentine Corporations Law, which must be calculated under Argentine GAAP until our adoption of IFRS for statutory financial reporting as from January 1, 2012.

At Telecom Argentina’s shareholders’ meeting held on April 7, 2011, the shareholders approved the allocation of Company retained earnings, which included a cash dividend distribution in the amount of approximately P$915 million (equivalent to P$0.93 per share). The cash dividend was paid on April 19, 2011. In addition, Telecom Argentina’s Annual Shareholders meeting held on April 27, 2012 approved the allocation of the Company retained earnings, which included a cash dividend distribution of P$807 million (P$0.82 per share) to be paid on May 10, 2012. See “Item 4—Information of the Company—Introduction—Recent Developments.”

As of December 31, 2011, Telecom Argentina and its consolidated subsidiaries had approximately P$2,818 million in cash and cash equivalents. Of this amount, approximately P$829 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$46 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables” on our balance sheet.

Although the Company had negative working capital as of December 31, 2011, we don’t believe that this situation represents a concern as regards the Company’s ability to continue its operational activities in the foreseeable future considering its high level of cash flow generation and the lack of financial indebtedness.

Capital Expenditures

We estimate that our capital expenditures will be approximately P$4.0 billion for 2012 (P$3.0 billion in tangible assets and P$1.0 billion in intangible assets, particularly SAC). We expect that Telecom Argentina will invest primarily to sustain the growth in Broadband services, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and special effort will be made to extend 3G technology coverage and bandwidth for mobile data transmission and to acquire subscribers in order to remain in a competitive position and to increase our customer base. See “Item 3—Key Information—Risk Factors—We operate in a competitive environment which may result in a reduction of our market share in the future.” We expect to finance our capital expenditures through cash generation through our operations and cash on hand; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Related Party Transactions

During 2011, we entered into certain transactions with our indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 6.5% for the years ended December 31, 2011, 2010 and 2009, depending on the jurisdiction or goods and services subject to the tax.

Income Tax

Our income tax rate is currently 35% of taxable net income for the companies located in Argentina, 10% for Núcleo, 25% for Springville and 34% for Telecom USA. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under IFRS. The differences between the methodology of computing income under the tax regulations and under IFRS make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are not deductible and, accordingly, must be added back to income for tax purposes.

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

Net losses can generally be carried forward and applied against future taxable income for five years.

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of our loans outstanding during 2010 and 2009, we were required to reimburse our foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. The withholding rate on interest payments to foreign beneficiaries is 15.05% (17.7163% with gross-up) if the lenders are banks or financial entities located in jurisdictions that are neither tax-free nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Furthermore, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. If the lender did not meet the aforementioned requirements, the withholding rate would be 35% (53.8462% with gross-up). Interest payments on notes (obligaciones negociables) that met the requirements of Section 36 of the Negotiable Obligations Law and are held by foreign beneficiaries remained income tax-exempt.

Thin Capitalization Rules

Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2011, 2010 and

2009, Telecom’s deduction of interest expenses was not limited because Telecom was able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2011, 2010 and 2009, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income.

Value Added Tax (VAT)

VAT does not have a direct impact on our results of operations. VAT paid by us to our suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The import of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes, or responsables inscriptos, such as the Company, is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basel Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

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

During 2011, 2010 and 2009, we charged to our income statement P$166 million, P$135 million and P$107 million, respectively, of this tax.

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2011, was approximately P$17 million and an allowance was recorded for such amount. Whenever applicable, tax on personal property paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

Other Taxes and Levies

We are subject to a levy of 0.5% of our monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in our consolidated income statement within “Taxes and fees with the Regulatory Authority.”

Law No. 25,239 imposes a tax on Personal of 4% (tax on mobile and satellite services) of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%.

Law No. 26,539 amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, is subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, effective from December 1, 2009.

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

Law No. 26,573, which was regulated in 2010, imposes a levy of 1% of the monthly revenues from telecommunication services, excluding prepaid services, which must be collected from the customers. The proceeds of this levy are used to finance the activities of the Ente Nacional de Alto Rendimiento Deportivo — ENARD (National Board of High Performance Sport).

Research and Development, Patents and Licenses, etc.

None.

Trend Information

In 2011 we consolidated our position in each of our business segments. In particular, we highlight the following:

•             An expansion of the customer base, reaching 4.1 million fixed lines in service, 1.6 million Internet accesses (equivalent to 37% of fixed lines in service) and 20.3 million mobile subscribers. As a result, our consolidated net revenues increased by 27% reaching P$18,553 million. Our service revenues represented 91% of consolidated net sales and grew by 25% as compared to 2010.

•             A 33% increase in total additions in PP&E and intangible assets compared to 2010, amounting to P$3,359 million in 2011, equivalent to 18% of consolidated net revenues. These investments consisted of 54% for mobile business and 46% for fixed business.

•             An improvement in economic results and financial indicators as compared to 2010: +22% in operating income and +30% in net income. The return on Shareholders’ Equity at the beginning of the year was 39% annually.

Cash from operating activities allowed Telecom to increase the level of capital expenditures without incurring in financial indebtedness, even after paying dividends in the amount of P$915 million.

In 2012 we expect the growth prospects for fixed line services to continue in line with the evolution experienced in recent years as a result of the market maturity and international industry trends. Our Arnet Broadband business is well-positioned to continue to capture market opportunities. Also, the launch of Arnet Play in 2011 enabled us to operate in the video streaming content access market.

With regard to prices, in the Fixed Services segment, the implementation of the Letter of Understanding of March 6, 2006 executed with the National Government is still pending and the rate adjustments of regulated services is also yet to be implemented. Both would restore Telecom Argentina’s financial and economic equation and allow the Company to introduce development and technological innovation in network infrastructure. Constant pressures on the cost structure accentuate this need.

In 2012 we expect the SU Fund to be operational to offset economic and financial losses incurred in services rendered since 2001 for incumbent operators to give access to basic services to low-income individuals and those in areas not currently covered by fixed and mobile telecommunication services.

The mobile business is expected to continue expanding, although at more moderate rates than those of recent years. We expect mobile Internet to continue to gain further presence among our customer base. Value Added Services are expected to continue to be one of the key sources of revenues growth (in 2011, Value Added Services accounted for about 48% of Personal service revenues). Personal will continue to work on expanding the mobile Internet experience. Coverage expansion and speed access improvement to 3G and HSDPA+ networks, and the more complete portfolio of advanced mobile devices will be the drivers to success in our operation in the Argentine market.

An additional radio electric spectrum for mobile service is also a key factor to develop the industry.

Our mobile operation, which has consistently increased its share in the Argentine market, has developed a new identity of the Personal brand in lines with values in which we trust so as to successfully implement Number Portability in 2012.

To provide customers with newer and better services, the Telecom Group will implement investment plans that are expected to require expenditures of approximately P$4.0 billion for 2012 (P$3.0 billion in tangible assets and P$1.0 billion in intangible assets, particularly SAC). Telecom Argentina’s investments will focus on growth of Broadband, new Value Added Services initiatives in the fixed business, provision of infrastructure to mobile operators and modernization of commercial and customer service systems. Personal will enhance its network infrastructure by expanding coverage of its 3G technology and bandwidth for mobile data transmissions and commercial systems improvements.

The strategy implemented by the Company’s Management and described in this Annual Report sets forth the basic standards that Management believes will enable the Telecom Group to reach its objectives of improving quality in service, strengthening its market position and increasing operating efficiency to meet the growing demands of the dynamic telecommunication market in which it operates. Our investment plans are based on this future vision and on the commitment of the Telecom Group to our country and its people.

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

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2011 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	29	125	8	—	162
Operating lease obligations	214	305	104	90	713
Purchase obligations (2)	1,924	43	51	179	2,197
Other long-term liabilities (3)	59	110	62	60	291
Total	2,226	583	225	329	3,363

(1)          Includes P$28 million of future interest.

(2)          Other than operating lease obligations.

(3)          Includes voluntary retirement program, pension benefits and other long-term payables.

Off-Balance Sheet Arrangements

None.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual report, for forward-looking statement safe harbor provisions.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of the Telecom Group is vested in the Board of Directors. Telecom Argentina’s bylaws provide for a Board of Directors consisting of no fewer than three and no more than eleven directors and up to the same or a lower number of alternate directors. Currently, Telecom Argentina has seven directors and seven alternate directors. Three of the directors and three of the alternate directors qualify as independent directors under SEC regulations. Two of the directors and three of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all of the required authority to administer the corporation, including those for which the law requires special powers. The Board operates with a quorum of the absolute majority of its members and resolves issues by simple majority of votes present. According to Telecom Argentina’s bylaws, the Chairman has a double vote in the case of a tie. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, Nortel, Sofora, the Telecom Italia Group or W de Argentina—Inversiones. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve a renewable three year term.

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

The following table lists the directors and alternate directors of Telecom Argentina as of December 31, 2011 and, otherwise mentioned, as of the date of this Annual Report:

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

Enrique Garrido is a lawyer. He served as a director of Telecom Argentina during fiscal year 2007 and was appointed as Chairman of the Board of Directors on April 29, 2008. He was re-elected Chairman of the Board of Directors of Telecom Argentina on November 30, 2010. He is a member of the Supervisory Committees of Aeropuertos Argentina 2000 S.A. and La Estrella S.A. Compañía de Seguros de Retiro. He was born on June 7, 1937.

Gerardo Werthein is a veterinarian. He is also a director of Sofora and Personal. He is Chairman of Holding W-S de Inversiones S.A., Caja de Seguros S.A., La Caja de Seguros de Retiro S.A. and Haras El Capricho S.A. He is also Chairman of Comité Olímpico Argentino and Ente Nacional de Alto Rendimiento Deportivo. He is a member of the International Olympic Committee. He is Vice Chairman of W de Inversiones S.A. and La Estrella S.A. Compañía de Seguros de Retiro. He is a director of Gregorio, Numo y Noel Werthein S.A., Los W S.A., and Caja de Ahorro y Seguro S.A. He was born on December 3, 1955.

Andrea Mangoni graduated from the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures. Presently, he is responsible for Administration, Finance and Control and International Development in Telecom Italia. Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle (from July 2009 to July 2010) and as Director of International Business at Telecom Italia S.p.A. From 1996 to March 2009 he worked in Acea, where he was appointed Chief Executive Officer in November 2003; from March 2003 to November 2003 he was General Manager of Acea; from June 2001 to February 2003, he was Chief Financial Officer, responsible of strategies, finance, budget, economic planning and control, investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked as manager of the Finance Department of Acea and he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company. Mr. Mangoni worked for InterAmerican Development Bank (IDB). Mr. Mangoni was born in Terni, Italy in 1963.

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

Nicola Verdicchio is head of International Legal Affairs & Litigation Department of Telecom Italia S.p.A. After graduating in 1985, he was Assistant Professor of Civil Law at “La Sapienza” University of Rome. He began his career at Danone Group and in 1987 he joined STET S.p.A. as in-house counsel within the Legal Department of such company. In 1997 he was appointed head of the Legal and Corporate Affairs & Tax Department of STET International S.p.A. In 1999 he joined Telecom Italia S.p.A. as head of International Business Development within the Legal and Corporate Affairs Department. Since 2000, he held various positions with increasing responsibilities within the Telecom Italia Group, being always in charge of the international legal affairs, supporting the top management of Telecom Italia in handling the main M&A projects and international strategic transactions. He has been serving as member of Board of Directors of several subsidiaries of Telecom Italia. Mr. Verdicchio was born in Rome, Italy, on February 5, 1962.

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

Domingo Jorge Messuti holds a PhD in Economics from the Universidad de Buenos Aires and an MBA from Columbia University, New York, USA. He was Chairman of the Board of Directors of Banco Ciudad de Buenos Aires and Banco de Inversión y Comercio Exterior. He was appointed as a director of Telecom Argentina on April 29, 2008 and as an alternate director on November 30, 2010. He was born on May 17, 1938.

Valerio Giuseppe Giovanni Cavallo is an economist. He is Chairman of Telecom Italia Sparkle S.p.A. From September 2009 to July 2010 he was responsible for Administration and Control in Telecom Italia Sparkle S.p.A. From July 2001 to August 2009 he was CFO of Telecom Argentina Group. From May 2000 to June 2001 he was responsible of Budget and Reporting of Telecom Italia S.p.A. He was born on April 21, 1960.

Guglielmo Noya is a mechanical engineer and holds an MBA from Instituto Superiore di Direzione Aziendale. He is responsible for Mergers & Acquisitions in Telecom Italia S.p.A. He was CEO at Tim Participações (Brasil) from August 2008 to January 2010 and Director of Mobile Telephony in Telecom Argentina from April 2005 to April 2008. From 2002 to 2005, he served as General Manager of Entel PCS, a Chilean mobile telecommunications services company. From 1997 to 2002, he was Area Manager for Brazil and Director of Business Development in the Americas for TIM. He was born on April 27, 1962.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of the Board of Directors of In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Nogal Central S.A., Pilar del Este S.A., Alpe S.A.C.I.F.I.A. and Solcan S.A. He is Vice Chairman of Puig Argentina S.A., Lan Argentina S.A. and Inversora Cordillera S.A. He is a director of Aluflex S.A., CMPC Inversiones de Argentina S.A., Cork Supply Argentina S.A., Fabi Bolsas Industriales S.A., Honda Motor de Argentina S.A., Inesa Argentina S.A., Inversiones Los Andes S.A., Ivax Argentina S.A., Media Planning S.A., Media Contacts Argentina S.A., Motorola Argentina S.A., Naschel S.A., World Management Advisors Argentina S.A. and LDC Argentina S.A. and an alternate director of Arbumasa S.A., Bodegas Caro S.A., Cerámica San Lorenzo I.C.S.A., Proximia Havas Argentina S.A., Sociedad Alpe S.A., Salfa Construcciones Trasandinas S.A., Havas Sports Argentina S.A., Marina Holding S.A., Navieras Americanas, S.A. and Telecom Argentina. He is a member of the Supervisory Committees of Banco Santander Río S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., ISBAN Argentina S.A., Santander Río Servicios S.A., Portal Universia Argentina S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Merchant S.A. and Santander Rio Sociedad de Bolsa S.A. He was born on September 14, 1954.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Nortel and Micro Sistemas. He is an alternate director of Sofora and Personal. He is also an alternate director of Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía. de Seguros de Retiro, Ritenere S.A. and Pluria Productores de Seguros S.A. He was born on January 14, 1950.

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

Senior Management

As of December 31, 2011, the Telecom Group’s senior management team includes the individuals listed below. Unless otherwise noted, these individuals are members of the Telecom Group’s senior management as of the date of this Annual Report.

Name	Position(1)	Date of Designation
Franco Bertone	Chief Executive Officer	March 2009
Edmundo S. Poggio (2)	Director of Regulatory Affairs	May 2007
Guillermo O. Rivaben	Director of Mobile Telephony	May 2010
Marcelo E.Villegas	Director of Human Capital	August 2008
Adrián Calaza	Chief Financial Officer	August 2009
Estefano M. Esposizione	Director of Procurement	July 2011
María D. Carrera Sala	Director of General Secretary	November 2002
Alejandro D. Quiroga Lopez	Director of Legal Affairs	June 2011
Ricardo Luttini	Director of Internal Audit	April 2007
Máximo D. Lema	Director of Wholesale	June 2010
Mario F. Capalbo	Director of Network	March 2006
Stefano Core	Director of Fixed Telephony	March 2010
Mariano Cornejo	Director of Communications and Media	June 2007
Guillermo P. Desimoni	Director of Information Services	August 2007
María P. Levati	Director of Real Estate	August 2008

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

(2)          Position occupied by Gonzalo A. Martínez since April 17, 2012.

Franco Bertone is an electronic engineer. He has been Director of Operations of Telecom Italia in Argentina, Director of Shareholder Relations of Telecom Italia Latin America, CEO and Chairman of the Board of Directors of Entel (Bolivia) and Vice Chairman of Telecom Argentina. He also served as Chairman of Nortel, Deputy Chairman of Entel (Chile) and non-executive director of Digitel (Venezuela), Tim Perú and Tim Participações. From April to August 2008, he served as director of Telecom Argentina and subsequently, as Chief Operating Officer of the Telecom Group. He is currently Chief Executive Officer of the Telecom Group and Chairman of the Board of Directors of Personal. He was born on April 9, 1952.

Edmundo S. Poggio is an engineer. He joined Telecom Argentina in 1990 as a member of the Advisory Committee that handled the company takeover. Since 1991, he has been responsible for different areas as Marketing Manager, Director of Wholesale Services Strategy and General Manager of the Wireline Business Unit. In 2007, he was appointed Director of Regulatory Affairs. Before joining Telecom Argentina, Mr. Poggio worked at the SADE Group, where he led different telecommunications projects until 1986, when he was appointed as General Manager of Micro Sistemas S.A. Mr. Poggio began his career in 1972 after graduating as a telecommunications engineer at the University of La Plata, Argentina. Between 1972 and 1976, he performed several activities as a scientific researcher in hardware and software design. He was born on February 6, 1949.

Guillermo O. Rivaben holds a degree in electronic engineering from the Universidad de Buenos Aires and has over 19 years experience as senior manager and consultant in the Latin America telecommunications market with strong expertise in mobile services, integrated Broadband corporate services, international business relationships and strategic planning. He joined Personal in 1995 as Marketing Manager and left in 2000 to launch AT&T Latinamerica in Argentina and then became Executive Vice Chairman of Regional Marketing (Brazil-Argentina). He rejoined Personal in 2004 as Executive Director of Marketing and Strategic Planning. He became Director of Mobile Telephony in May 2010. He is also Director of Núcleo and Vice Chairman of Springville. He was born on April 5, 1966.

Marcelo E. Villegas is a lawyer. He joined Telecom Argentina in May 2008 as the Human Capital Director. He graduated from Universidad Nacional de Buenos Aires. Previously, he worked in the human resources department of the following companies: Wal-Mart Stores (International Division) for Wal-Mart Argentina, the Cencosud Group (Jumbo Retail Division) for the brands Jumbo, Disco and Vea, Hewitt & Aso (as head of talent management and organizational change), the Perez Companc Group, Sade S.A., the Division of Exploration and Production of Gas and Oil in Latin America, the Suez Group, Aguas Provinciales de Santa Fe, Aguas Argentinas, Latin America Region and Ondeo de Puerto Rico Inc. He was born on March 13, 1963.

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

Stefano M. Esposizione holds a degree in Business Administration from the LUISS University of Rome and an MBA from INSEAD. He was appointed as Telecom Argentina’s Procurement Director in July 2011. Mr. Esposizione joined the Telecom Italia Group in February 2001, where he held various positions such as Commercial Purchasing Vice President for Telecom Italia, Purchasing Support Vice President of Telecom Italia Latam in Brazil and Mobile Strategy Manager for Telecom Italia. He was born on January 2, 1971.

María D. Carrera Sala is a lawyer, graduated from the University of Buenos Aires. Since several years ago she is a member of the Advisory Council of Legal Affairs of the Argentina Chamber of Corporations. She began working for Telecom in 1992. Previously, since 1973, she was the Manager of Legal Affairs of Compañía Argentina de Teléfonos SA. In the meetings of the Board of Directors of Telecom Argentina and Personal held in October 2010, she was appointed as Secretary of the Board of Directors for both companies. She was born on August 27, 1948.

Alejandro D. Quiroga Lopez is a lawyer graduated from the University of Buenos Aires. From 2010 to 2011, he was associated to Curutchet-Odriozola Law Firm. Since 2001 and until February 2010 he was general counsel and Secretary of the Board of Directors of YPF S.A. He was a partner at the law firm Nicholson & Cano from 1986 to 1997, a foreign associate at Davis Polk & Wardwell in 2000, and Undersecretary of Banking and Insurance at the Ministry of Economy of Argentina from 1997 to 1999. He was professor of banking and commercial law at the University of CEMA. He was a member of the Executive Board of the University of Buenos Aires - School of Law. He is also a graduate of the Wharton Advanced Management Program. He was born on June 9, 1962.

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

Mario F. Capalbo is a mechanical engineer from Universidad Nacional de Buenos Aires. He previously worked for Pirelli Group in different areas in Argentina, Brazil and also in Italy. He was formerly General Manager of Pirelli Cables & Systems South America in São Paulo, Brazil. Mr. Capalbo returned to Argentina in April 2006 as Network Director of Telecom Argentina. He was born on May 7, 1952.

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

Guillermo P. Desimoni holds a bachelor’s degree in systems engineering, a master’s degree in management (MBA- IAE) and has completed postgraduate studies in finance (UDESA). He joined the Telecom Group in February 2005. He was formerly a Manager of Operations and Administration at Banco Galicia, and before that, a Vice Chairman at COELSA. He previously worked at Argencard, where he held the position of Manager of Technology and Systems and at Posnet, where he was General Manager. He also served as Senior Manager in Consulting at Accenture. He was born on August 20, 1960.

María P. Levati is an accountant. She joined the Telecom Group in August 2008, as Director of Real Estate. She completed her studies at the Universidad Nacional de Buenos Aires. Prior to her employment at the Telecom Group and since 2000, Ms. Levati worked at La Caja de Ahorro y Seguro S.A. where she held several positions, the most recent of which was Manager of Administration. Before 2000, she worked at several financial entities such as JPMorgan, Bank of America and Continental Illinois National Bank with responsibilities in various areas of finance. She began her career at Price Waterhouse & Coopers. She was born in Buenos Aires on August 15, 1962.

Gonzalo A. Martínez is a telecommunications engineer, graduated from La Plata University. He joined Telecom Argentina in 1991. Mr. Martinez has been responsible for different areas of Telecom, such as Products and Services Development Manager, Corporative and Large Customers Manager and Support Manager on Regulation for Operative and Commercial Direction. In 2001, he was appointed Manager of Regulatory Affairs for fixed telecommunication operation and in 2007 as Regulatory Assurance Director of mobile and fixed operations. In 2012 he was appointed Regulatory Affairs Director of Telecom Argentina. Before joining Telecom Argentina, Mr. Martínez worked at the SADE-Perez Compac Group, in areas of engineering and construction telecommunications projects until 1987, when he was appointed as Business Manager of Micro Sistemas S.A. In 1988, he became Plant Manager of this informatics technology company. He was born on February 12, 1954.

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

Telecom Argentina’s bylaws provide that the Supervisory Committee is to be formed by three or five members and three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one year terms and may be reelected.

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2011:

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

Diego Serrano Redonnet is a lawyer. He holds a law degree from the Argentine Catholic University and a Master of Laws from Harvard Law School. He is a member of the Supervisory Committees of Personal, Sofora, Nortel, Micro Sistemas, Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., America Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., Gas Argentino S.A. and Metrogas S.A. He was born on September 18, 1966.

Adela Alicia Codagnone is a lawyer. She joined Estudio Pérez Alati, Grondona, Benites, Arntsen y Martínez de Hoz (h) in December 1995. She holds a bachelor’s degree in law (1989) and a law degree (1991) from the Universidad de Buenos Aires. She also completed a postgraduate course on business law (1994) at the Universidad Argentina de la Empresa and completed a postgraduate course on corporate law (2003) at the Universidad de Buenos Aires. She has also attended several courses on commercial and corporate law. She is a member of the Buenos Aires City Bar Association and of the Bar Association of San Martín, Province of Buenos Aires. She is a member of the Supervisory Committee of Sofora, Nortel, Telecom Argentina, Personal and Micro Sistemas. She is an alternate member of the Supervisory Committee of Lan Argentina S.A., Inversora Cordillera S.A. and Santander Rio Asset Management Gerente de Fondos Comunes de Inversión S.A. She was born on December 20, 1966.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Nortel, Personal and Micro Sistemas. He is Chairman of Campofin S.A., Polifin S.A., Pluria Productores de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A. and Cabaña Doble G del Litoral S.A. He is a director of Standard Bank Argentina S.A., Caja de Seguros S.A., Gregorio, Numo y Noel Werthein SAAGCeI and Ritenere S.A. He is also an alternate director of La Caja de Seguros de Retiro S.A., Caja de Ahorro y Seguro S.A. and La Estrella S.A. Compañía de Seguros de Retiro. He was born on March 3, 1951.

Luis Miguel Incera is a lawyer. He is a member of the Advisory Committee of Alpargatas S.A.I.C. and a member of the Supervisory Committees of Alpargatas Textil S.A., Alpargatas Calzados S.A., Alpargatas Textil Exportadora S.A., Calzado Catamarca S.A., Textil Catamarca S.A., Confecciones Textiles S.A., Alpaline S.A., and Fiduciaria del Sur S.A. He is a director and Chairman of the Board of Directors of Viñas Don Martín S.A. and an alternate director of Arbumasa S.A. He is an alternate member of the Supervisory Committees of Personal, Telecom Argentina, Micro Sistemas, Nortel and Sofora. He was born on March 16, 1957.

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

Guillermo Feldberg is a public accountant. He has been an alternate member of the Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Personal, Micro Sistemas, Nortel and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Caroline Establecimientos Agropecuarios S.A., Ineba S.A., Izzalini Trade S.A., GWF. S.A., Majuida S.A., Associacion ORT Argentina and Pintarko S.A. He is Vice Chairman of Doble “G” del Litoral S.A., Fundación Ineba (Instituto de Neurociencias Buenos Aires) and Cachay S.A. He was born on February 20, 1951.

Telecom Argentina’s shareholders, at their meeting held on April 27, 2012, decided to elect five members and five alternate members of the Supervisory Committee for the year 2012, in accordance with the provisions of Telecom Argentina’s bylaws. As a result, Silvia A. Rodríguez and Martín E. Scotto were appointed as member and alternate member, respectively, at the request of ANSES through the exercise of cumulative voting procedures (See “Item 10—Additional Information—Memorandum and Articles of Association—Telecom Argentina’s capital stock—Voting Rights”). The remaining members Diego Serrano Redonnet, Adela Alicia Codagnone, Gerardo Prieto and Fernando Saúl Zoppi and the remaining alternate members Cristian Krüger, Pablo Rueda, María G. Grigioni and Guillermo Feldberg were elected by ordinary vote.

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

The aggregate compensation paid by Telecom Argentina and its subsidiaries to the members of Telecom Argentina’s Board of Directors, the members of Telecom Argentina’s Supervisory Committee and the executive officers described under “Senior Management” above, was approximately P$29.4 million for the year ended December 31, 2011. During the year ended December 31, 2011, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Accrued compensation for fiscal year 2011 for the members of the Board of Directors and Supervisory Committee was approximately P$8.3 million and approximately P$2.5 million, respectively, of which P$5.8 million and P$1.4 million remained unpaid as of December 31, 2011, respectively.

Compensation for the executive officers described under “Senior Management” above, amounted to approximately P$54.2 million during the year ended December 31, 2011 (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments and non-compete agreements), of which P$28.4 million remained unpaid as of December 31, 2011.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation reflects the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

Also, Telecom Argentina implemented a Long-Term Incentive Program (“LTI”), with the purpose of providing Senior Management members with incentives to create value in the medium/long term, invest such members in the Group’s success and as an element for retaining key personnel at the organization. For the fiscal year 2010 results, bonuses were paid to the LTI program participants in April 2011. LTI program bonuses for fiscal year 2011 results are expected to be paid in May 2012.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree.” The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree are to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of the resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Telecom Argentina terminates upon approval of the directors’ performance by the shareholders’ meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that this liability does not result from a violation of the Company’s bylaws, the law or the regulations.

Additionally, the Transparency Decree provides that those who infringe its provisions shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

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

In March 2009, the Board of Directors of Telecom Argentina resolved to dissolve the Steering Committee. However, on April 7, 2010, the Board of Directors of Telecom Argentina resolved to reestablish this Committee, maintaining the same pre-dissolution structure. The Steering Committee, consisting of four members or alternate members of the Board of Directors of Telecom Argentina and Personal, resumed its duties on October 26, 2010. On such date, the Board of Directors issued a new Regulation of Authority and Operation of the Steering Committee. The Steering Committee’s duties, among others, are: (i) to approve the Business Plan of Telecom Argentina and its subsidiaries, (ii) to approve the general compensation policy of Telecom Argentina and Personal, (iii) to review the bids to be submitted under public bidding processes for any amount over P$5 million and the marketing plans to determine that they do not violate the Argentine Antitrust Law and (iv) to prepare the Advertising Budget to be submitted to the Board of Directors.

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

The Company’s Bylaws grant the Board of Directors the power to appoint an Executive Committee formed by some of its members, to be in charge of the Company’s day to day affairs, under the supervision of the Board of Directors. The Board of Directors decided not to appoint an Executive Committee.

Regulatory Compliance Committee

According to the New Shareholders’ Agreement and to the TI-W Commitment (See “Item 7—Major Shareholders and Related Party Transactions—“Telco” and “TI-W” Commitments and “Shareholders’ Agreement”), in October 2010, a Regulatory Compliance Committee was created consisting of three members or alternate members of the Board of Directors of Telecom Argentina and Personal not taking into account those members appointed at the request of Telecom Italia and those members appointed jointly by Telecom Italia and W de Argentina, if any. It should be noted that the directors of Telecom Argentina appointed at the request of Telecom Italia or those appointed jointly by W de Argentina and Telecom Italia are not allowed to vote in the appointment of the Regulatory Compliance Committee members.

The major duty of the Regulatory Compliance Committee is to verify the Telecom Argentina and Personal compliance with the requirements (hereinafter, “the Requirements”) assumed or derived for both companies from the “Telco” and the “TI-W” Commitment.

The Regulatory Compliance Committee has the following rights and duties:

•                  To prepare quarterly reports to be submitted to the Board of Directors of Telecom Argentina and Personal regarding Requirements compliance.

•                  To audit Telecom Argentina and Personal’s Requirements compliance.

•                  To verify all the information required by Telecom Italia according to the Telecom Italia S.p.A. audit rights under the New Shareholders’ Agreement of Sofora.

•                  To approve any agreement to be executed or amended between Telefónica, S.A. and/or any of its affiliates, and Telecom Argentina and/or any of its subsidiaries.

•                  To prepare annual reports on Requirements compliance, for submittal to the Board of Directors of Telecom Argentina and Personal ten days before their filing with the CNDC.

As of the date of this Annual Report, the members of the Regulatory Compliance Committee are Adrián Werthein (Chairman); Eduardo Federico Bauer and Esteban Gabriel Macek.

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

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Bulletin on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committee are applicable for the financial years beginning on or after January 1, 2004.

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

At its meeting on December 1, 2010, the Board of Directors elected Mr. Enrique Garrido, Mr. Esteban Gabriel Macek and Mr. Norberto Carlos Berner as members of the Audit Committee for fiscal year 2010. At its meeting on April 7, 2011, the Board of Directors reelected Mr. Garrido, Mr. Macek and Mr. Berner as members of the Audit Committee. The Board furthermore determined that Mr. Macek qualifies as an audit committee financial expert under SEC guidelines. Under SEC and New York Stock Exchange regulations the three members of the Committee qualify as independent directors. Under CNV regulations, two members of the Audit Committee (Mr. Macek and Mr. Berner) qualify as independent directors.

Pursuant to the Argentine government’s Decree No. 677/01, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal years 2011 and 2012, a budget of P$1,000,000 and P$1,250,000 respectively, was approved for Audit Committee expenditures.

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

Employees and Labor Relations

As of December 31, 2011, our total number of employees was 16,345, of which approximately 66% belonged to unions. All management and senior positions are held by non-union employees.

Telecom Argentina and Personal have 8,118 and 2,612 unionized employees, respectively, representing an increase of approximately 3% and 10%, respectively, compared to 2010. The union which has the largest number of employees is the Federation of Telephone Workers and Employees of Argentina (“FOETRA”) in Buenos Aires, which is currently included in the Argentine Telecommunications Federation (“FATEL”), representing 4,571 Telecom Argentina employees. The Argentine Federation of Telephone Workers and Employees (“FOEESITRA”) represents 2,105 employees. Two remaining unions, the Technical and Supervisory Telephone Personnel Federation (“FOPSTTA”) and the Telecommunications Union (“UPJET”), represent 1,442 middle management employees of Telecom Argentina. Personal has 2,607 employees represented by the FAECyS and 5 employees represented by the Single Argentine Federation of Travelers (“FUVA”).

Salary agreements with labor organizations are reviewed annually or from time to time, in a context of increased social claims and an increased cost of living.

In this scenario, telecommunication activity labor organizations of Telecom Argentina continued negotiating with Mesa de Unidad Sindical de las Telecomunicaciones (the “MUS”- Board of Trade Union Unity), which bring together FOEESITRA, FATEL, FOPSTTA and UPJET. The negotiations resulted in an agreement to implement a gradual increase in salaries, which amounted to 20.1% in 2011. Furthermore, another salary increase of 11.4% was agreed and granted in January and February 2012.

With respect to Personal, employees covered by union agreements are represented by the FAECyS, and, as a result, the related salary agreements apply. These agreements contemplated a 30% salary increase in 2011 in amounts not subject to social security contributions. This salary increase was granted gradually: 15% in May 2011, 8% in September 2011 and 7% in December 2011. It was also agreed that, by April 2012, such amounts became subject to social security contributions. This situation contemplates grossing up the original salary increase granted to the employees to 37.5%.

However, in the near future, Personal’s union employees represented by the FAECyS will be represented by the telecommunications labor organizations as they have achieved recognition both in the administrative and judicial field to represent them, at the expense of the FAECy S. Personal has fulfilled all the formalities with the intent to involve the rest of Personal’s peer mobile operators in any collective bargaining process in order to achieve symmetrical conditions for all operators in the new collective agreement for the mobile industry. Personal will endeavor to preserve competitive market conditions in the agreement.

With respect to the non-unionized employees of the Telecom Argentina whose representation is claimed by various labor organizations, in September 2010 the Company entered into a Program Agreement with the MUS undertaking to follow a review and recategorization process of the employees involved. During January and February 2012, a general agreement was reached with all labor organizations (unions, health associations and the Compensation Fund) establishing grounds for the recategorization process, which involves approximately 1,400-1,500 employees. Such recategorization started in March 2012 and is expected to be finished during 2012.

With respect to the Center for Professionals of Telecommunication Companies (“CEPETEL”), there were negotiations with Telecom Argentina in 2011, as the MTEySS ordered the Company to resume negotiations with this labor organization. During 2012, we will continue negotiating an agreement with this labor organization regarding its scope of representation and employees recategorization.

See “Item 8—Financial Information—Legal Proceedings—Civil, commercial, labor, regulatory, tax and other matters proceedings—Labor Claims” for more detail on labor claims filed against Telecom Argentina and Personal.

Employees by Segment

The table below shows the number of our employees as of December 31, 2011, 2010 and 2009 by segment:

	December 31, 2011	December 31, 2010	December 31, 2009
Fixed Services	11,092	10,845	11,079
Personal Mobile Services	4,820	4,370	3,799
Núcleo Mobile Services	433	414	422
Total	16,345	15,629	15,300

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Enrique Garrido holds 231 Class B Shares of Telecom Argentina. No other member of the Board of Directors holds obligations or capital stock of Telecom Argentina.

María Delia Carrera Sala holds 3,192 Class B Shares of Telecom Argentina, of which 2,961 were assigned to her as a result of the liquidation of the Guaranty and Repurchase Fund on February 29, 2012 (See “—Share Ownership Plan” for further information regarding the Guaranty and Repurchase Fund).

No other senior executive officer of Telecom Argentina holds obligations or capital stock of Telecom Argentina.

No director, executive officer or member of the Supervisory Committee of Telecom Argentina holds more than 1% of their respective class of shares.

Share Ownership Plan

At the time of the privatization of ENTel in 1990, the Argentine government created a Share Ownership Plan, or SOP, for the employees of ENTel and CAT acquired by Telecom Argentina, Telintar, and Startel. Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s then-outstanding shares, consisting of 98,438,098 Class C Shares, was transferred by the Argentine government to Telecom Argentina, Telintar, and Startel employees previously employed by ENTel and CAT. This transfer was made through a general transfer agreement signed on December 29, 1992 (the “General Transfer Agreement”). Our Class C Shares consist exclusively of shares originally sold in connection with the SOP. According to applicable law, to be eligible to continue to participate in the SOP, the employees had to remain employed by Telecom Argentina, Telintar, and Startel. Employees who terminated their employment with Telecom Argentina, Telintar, and Startel before the deferred purchase price was fully paid were required to sell their Class C Shares to another employee under the SOP or, if no other employee was available to purchase these shares, to a guaranty and repurchase fund (the “Guaranty and Repurchase Fund”), at a price calculated according to a formula provided in the General Transfer Agreement.

On December 9, 1999, Decree No. 1,623/99 was issued, authorizing the accelerated repayment of the outstanding balance of the deferred purchase price for all Class C Shares, and lifting the transfer restrictions on the Class C Shares upon the satisfaction of certain conditions precedent. However, the shares held in the Guaranty and Repurchase Fund were still subject to transfer restrictions until an injunction prohibiting trading or selling of these shares was lifted. The decree provides that once the injunction is lifted, the sale of an amount of shares in the Guaranty and Repurchase Fund, will take place in order to cancel the debt owed to the former employees for the acquisition of shares transferred to the Guaranty and Repurchase Fund. The remaining shares held in the Guaranty and Repurchase Fund will then be distributed in accordance with the decision of the majority of the employees taken in a special meeting of the SOP.

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

As requested by the Executive Committee of the SOP, the ordinary, extraordinary and special Class C shareholders’ meetings held on April 27, 2006 approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 41,339,464 ordinary Class C Shares into an equal quantity of Class B Shares, in one or more conversions. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” Ordinary Shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which has been lifted. Therefore, the General Ordinary and Extraordinary and Special Class C Shares Meetings held on December 15, 2011, approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 4,593,274 Class C ordinary shares into an equal quantity of Class B ordinary shares in one or more tranches. As a result, 3,281,265 Class C Shares have been converted to Class B Shares in a first tranche, on March 16, 2012. As of the date of this Annual Report, the outstanding number of Class C Shares is 1,312,009.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2011, Nortel owned all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.71% (7.66% as of the date of this Annual Report) of the Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represented approximately 54.74% of the total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “—Shareholders of Nortel” below.

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

As of December 31, 2011, Nortel’s capital stock was represented by ordinary shares (74.01% of the capital stock), Preferred Class A shares (5.58% of the capital stock) and Preferred Class B shares (20.41% of the capital stock). According to IFRS, Nortel’s payment obligations under the terms of issuance of the Class A Preferred Shares are classified as a liability. As of December 31, 2011, the valuation of the Preferred Class A Shares was approximately P$422 million

During 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) acquired 8% of Nortel’s total Class B Preferred Shares (without voting rights) and also made a public announcement together with Telecom Italia S.p.A. regarding the acquisition of Class B Shares representing 1.58% of Telecom Argentina’s capital stock through the local company Inversiones Milano S.A. (in the process of changing its name to Tierra Argentea S.A.).

After the above-mentioned acquisitions and as of the date of this Annual Report, the Telecom Italia Group direct and indirect stake in Telecom Argentina amounts to 22.7% of its economic rights.

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Personal which was amended in August 2010, October 2010 and March 2011. See “—Shareholders’ Agreement” below.

The Telecom Italia Group

The Telecom Italia Group operates mainly in Europe, South America and the Mediterranean Basin.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national (Italy) and international telecommunications sector, the television sector and the office products sector.

As of December 31, 2011, the Telecom Italia Group had approximately 14.7 million physical accesses (consumer and business) in Italy, a decrease of 0.7 million compared to December 31, 2010. The wholesale customer portfolio in Italy reached approximately 7.1 million accesses for telephone services as of December 31, 2011, an increase of approximately 0.3 million compared to December 31, 2010.

The broadband portfolio in Italy reached 9.1 million accesses as of December 31, 2011 (consisting of approximately 7.1 million retail accesses and 2.0 million wholesale accesses), stable compared to December 31, 2010 (a market share of 53%).

In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines as of December 31, 2011 in Italy, an increase of 1.2 million mobile telephone lines compared to December 31, 2010.

As of December 31, 2011, the Telecom Italia Group had 64.1 million mobile telephone lines in Brazil (51.0 million as of December 31, 2010).

W de Argentina — Inversiones S.L.

W de Argentina—Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and financial activities and real estate activities, as described below:

• Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 217,576 acres in the primary farming areas of Argentina, harvesting more than 57,675 tons of different crops and with more than 27,439 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

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

• Financial Activities. The Werthein Group controls Holding W-S de Inversiones S.A., which has a minority interest in Standard Bank Argentina S.A. (an Argentine commercial bank), Standard Investments S.A. Sociedad Gerente de Fondos Comunes de Inversión (a mutual fund management company) and Inversora Diagonal S.A. (which provides cash and collection management services).

• Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate related activities through its interests in other companies.

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of March 31, 2012, based upon information available to us, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares. However, current holdings may be different.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power(1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0%	51.00%
Class B Ordinary Shares (listed in NYSE and BCBA):
ANSES	205,152,019	42.6%	(2) 20.84%
Nortel	36,832,408	7.7%	3.74%
Others	239,050,243	49.7%	24.29%
Class C Ordinary Shares:
Others	1,312,009	100.0%	0.13%

(1)         Represents percentage of total of all our ordinary shares, regardless of class.

(2)         On April 13, 2011, a Presidential Decree was published in the Argentine Official Bulletin which annulled Article 76(f) of Law 24,241 that limited ANSES’ voting power to 5% of the company’s total voting shares, even if ANSES held a greater ownership position. Unless the Presidential Decree and /or its effects are reversed by a competent Authority or Court, ANSES would be able to exercise the total voting power corresponding to its shares in all resolutions to be adopted at Telecom Argentina’ shareholders meetings, including decisions related to the election of Board members and Supervisory Committee members.

As of March 31, 2012, there were approximately 31.8 million American Depositary Shares outstanding (representing 159.2 million Class B Shares or 35.8% of total Class B Shares —excluding those held by Nortel—). Moreover, as of that date, there were approximately 90 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 28,000 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights.

The Telecom Group is not aware of any arrangements that would result in a change of control of Telecom Group.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2011, Telco holds 22.4% of Telecom Italia S.p.A.’s voting shares. As a result of the Telco Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom Argentina and its subsidiaries.

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

On August 5, 2010, Telecom Italia S.p.A., Telecom Italia Internacional N.V. and W de Argentina agreed to:

• A settlement agreement to end all legal proceedings existing between the parties as direct shareholders of Sofora and indirect shareholders of the remaining companies of the Telecom Argentina Group (Sofora, Nortel, Telecom Argentina and its subsidiaries and Personal and its subsidiaries), which had been originated as a result of the Telco Transaction.

• Amend the 2003 Shareholders Agreement. The amendment includes, among other things, certain measures to guarantee a more efficient corporate governance of the Telecom Argentina Group companies. As part of the agreement, a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and will remain in place for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in Argentina and concurrently maintains any direct or indirect participation in the Telecom Italia Group and maintains corporate rights similar to those provided by the Telco Transaction.

• The transfer of 8% of the capital stock of Sofora from W de Argentina to Telecom Italia International N.V., subject to the applicable authorizations. This increased Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the “TI-W Transaction”).

On October 6, 2010, Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. Telco S.p.A, and, as intervening parties, Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina, Personal, Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., submitted before the CNDC an agreement (the “Telco Commitment”). The Telco Commitment ensures the separation and independence of the activities in the Argentine telecommunications market, of Telefónica, S.A. (of Spain) and its controlled subsidiaries, on one hand, and Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Telecom Argentina and Personal, on the other, preserving and encouraging the competition conditions of such companies’ activities in the national market.

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

On October 13, 2010, the transfer of 8% of the shares of Sofora in favor of Telecom Italia International N.V. was perfected. Based on information provided by Sofora’s shareholders, the consideration was (i) US$1 (one U.S. dollar w/o cents) and (ii) the execution of certain agreements dated as of August 5, 2010, between the Telecom Italia Group and the Werthein Group. Thus, the Telecom Italia Group reached a participation of 58% of the shares and possible votes in Sofora while W de Argentina reached the remaining 42% of such shares and votes.

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

Shareholders’ Agreement

On August 5, 2010, Telecom Italia S.p.A. and Telecom Italia International N.V. (jointly, the “Telecom Italia Group”) and W de Argentina Inversiones (jointly with the Telecom Italia Group, the “Parties”), have entered into the 2010 Amended and Restated Shareholders’ Agreement, as amended on October 13, 2010 — as a consequence of the TI-W Commitment — and on March 9, 2011 (the “New Shareholders’ Agreement”) that amended the provisions and terms of the 2003 Amended and Restated Shareholders’ Agreement (the “2003 Shareholders’ Agreement”).

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

The New Shareholders’ Agreement provides for the establishment of a Regulatory Compliance Committee for Telecom Argentina, composed of three members to be selected among the members of Telecom Argentina’s and Personal’s Boards of Directors, other than those members nominated exclusively by the Telecom Italia Group or jointly with W de Argentina.

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

The New Shareholders’ Agreement still provides for meetings between the Telecom Italia Group and W de Argentina (set forth in Section 4 of the New Shareholders’ Agreement) before Shareholders’ or Board of Directors’ meetings of Sofora, Nortel, Telecom Argentina or its subsidiaries regarding matters that must be treated by Shareholders’ meetings or those related to preferred Shareholders of Nortel, but it excludes resolutions to be adopted by certain non-executive committees. Therefore, the resolutions to be adopted at the Audit Committee, the Supervisory Committee and the Regulatory Compliance Committee will not be dealt with in such prior meetings, but following the rules of majority of each of those committees.

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

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones and/or their respective affiliates) resulted in expenses or purchases of approximately P$330 million for the year ended December 31, 2011. Of that amount, P$289 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$41 million incurred with W de Argentina—Inversiones’ affiliates for insurance costs.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$111 million for the year ended December 31, 2011, corresponding to payments from Telecom Italia and its affiliates of P$32 million and from W de Argentina—Inversiones of P$79 million for telecommunications services provided by Telecom.

Among the above-mentioned transactions with related parties of Sofora were included P$40,347 of income for services rendered to Etec S.A and P$544,194 of expenses incurred with Etec S.A. during January 2011, both for international outbound calls. On January 31, 2011, Telecom Italia completed the sale of its 27% stake in Etec S.A. to the Cuban company Rafin S.A. After that transaction, Etec S.A. ceased to be a related party of Telecom Italia.

In addition, transactions with related parties of Sofora for the year 2011 resulted in P$4 million gain in finance income corresponding to transactions with W de Argentina — Inversiones.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2011.

During 2011, Telecom Argentina and Personal entered into technical services agreements with Telecom Italia which expired in December 2011. These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects”, in accordance with the procedure established by Decree No. 677/01 for contracts with related parties. These technical services agreements were also submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors. Under these agreements, Telecom Argentina and Personal incurred in expenses of P$14 million and P$12 million for the year ended December 31, 2011, respectively.

In January 2012, Telecom Argentina and Personal entered into new technical services agreements with Telecom Italia which expire in December 2012. Under these agreements, Telecom Argentina and Personal will incur costs of €2.4 million and €1.7 million, respectively, for the duration of the contract.

As of December 31, 2011, we had no loans outstanding to the executive officers of Telecom Argentina.

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

Legal Proceedings

Civil, commercial, labor, regulatory, tax and other matters proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and other claims that have arisen in the ordinary course of business. As of December 31, 2011, Telecom has established provisions, excluding asset retirement obligations, in an aggregate amount of P$984 million to cover potential losses related to these claims and proceedings in its Consolidated Financial Statements (P$90 million for regulatory deducted from assets and P$894 million included under liabilities). In addition, as of December 31, 2011, P$46 million deposited in the Company’s bank account have been restricted to be used due to some judicial proceedings.

See Note 17 to our Consolidated Financial Statements for additional information.

Labor Claims

Labor Claims for which ENTel is Liable

The Transfer Agreement provides that ENTel, and not Telecom Argentina, is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not these claims are made prior to the Transfer Date, if the events giving rise to these claims occurred prior to the Transfer Date. Certain former employees of ENTel have brought claims against Telecom Argentina, arguing that notwithstanding the Transfer Agreement or an executive act of the Argentine government, Telecom Argentina should be held jointly and severally liable for claims made prior to the Transfer Date. The Supreme Court concluded that transferees under privatizations may be held jointly and severally liable for obligations arising from employment contracts prior to the Transfer Date.

As of December 31, 2011, the total amount of these labor claims filed against Telecom Argentina, including accrued interest and expenses, was approximately P$5 million. Interest and expenses will continue to accrue on any pending amount until it is paid in full. Telecom Argentina believes that the pending claims will not have a significant effect on our results of operations or financial position for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom Argentina in respect of these claims and (2) the Argentine government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom Argentina to debit an account of the Argentine government at Banco Nación for any amounts payable by the Argentine government under this indemnity. Under the Debt Consolidation Act, ENTel and the Argentine government may discharge their above-described obligations to Telecom Argentina by issuing 16-year bonds to Telecom Argentina. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine government comply with its Transfer Agreement obligations.

Although we cannot guarantee the outcome of these proceedings, in the opinion of our Management and internal legal counsel, the final outcome of these proceedings will not have a material effect on our financial position, results of operations and cash flows.

Profit Sharing Bonds

Various legal actions were brought, mainly by former employees of Telecom Argentina, against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 — which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 — be struck down as unconstitutional.  The plaintiffs also claimed compensation for damages they had suffered because such bonds had not been issued.  In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica and ordered that the proceedings be remanded back to the court of origin so that said court could decide which defendant was compelled to pay —the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, dismissals of claims due to expiration of the applicable statute of limitations, and distribution method between the program beneficiaries). The Supreme Court of Justice has deemed that the resolution against Telefónica case is applicable to Telecom Argentina when resolving the appeals filed by Telecom Argentina. That criterion has been followed by lower courts.

The Supreme Court has left the determination of incidental issues to the lower courts and asked to take into account that it was the Argentine government who issued the legal rule found to be unconstitutional. On that basis, most of the appellate courts have also found the Argentine government liable and established different methods to calculate the compensation. The Company has filed motions in support of its rights, as regards the statute of limitations and the method to calculate the compensation.

As of the date of this Annual Report, Telecom Argentina’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are adequate to hedge the risks associated with these claims.

Subcontractors’ Employees Labor Claims

During 2011, certain subcontractors’ employees have brought lawsuits against subcontractors and Telecom Argentina claiming for direct or indirect responsibility based on a broad interpretation of the rules of labor law. The plaintiffs claimed for the application of the telecommunication bargain collective agreement instead of the telecommunication section of construction collective agreement, resulting in wage differences. As of the date of this Annual Report, Telecom Argentina’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are adequate to hedge the risks associated with these claims.

Labor and Union Organization Claims

In recent years, certain labor organizations have filed complaints against Telecom Argentina objecting to the differences in the calculation of social contributions made by Telecom Argentina and have obtained favorable rulings for these claims. Despite Telecom Argentina having appealed these decisions, the appellate courts have affirmed the rulings in many cases. As a result, Telecom Argentina, based on the advice of legal counsel, has recorded provisions to cover the increased risk associated with this type of litigation.

In February 2012, Telecom Argentina reached several agreements with the Compensation Fund, FOETRA and Ospetelco related to the legal actions and claims regarding non-unionized employees’ salaries social security contributions. These agreements have been settled for approximately P$97 million, resulting in: (i) a consumption of the provisions timely made by the Company and, (ii) social security contributions for the period January 2012 to June 2013.

Also, the Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “nonremunerative sums” (amounts not subject to social security contributions) and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement. In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Argentine Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, as of the date of this Annual Report, the Company’s Management, based on the advice of legal counsel, has recorded a provision that it estimates is sufficient to cover the risks associated with these claims.

Other

In addition, former sales representatives of Personal have brought legal actions for alleged untimely termination of their contracts and have submitted claims for payment of different items such as commission differences, seniority bonuses and lost profit. While decisions on some of these claims are still pending, most of the claims have been settled by the parties, while others have obtained a favorable partial judgment. Additionally, during 2011, new former sales representatives of Personal have initiated claims for similar reasons to those mentioned above. As of the date of this Annual Report, the Company’s Management, based on the advice of legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims.

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

As discussed in previous Annual Reports, Telecom Argentina was party to various legal proceedings arising from claims by AFIP with regards to:

(a) AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from its disagreement with Telecom Argentina’s calculation of the depreciation of its fiber optic network.

(b) AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging Telecom Argentina’s certain deductions it made for bad debt expenses.

(c) AFIP’s claims regarding invoices for certain kinds of services.

Upon detailed analysis of the Regularization Regime, on April 30, 2009 Telecom Argentina decided to settle the AFIP’s claims in the time frame established by Title I of the above-mentioned law. The settlement for the above-mentioned tax claims was complete except for item b) which was partially settled.

In order to qualify for the Regularization Regime, Telecom Argentina had to voluntarily dismiss legal proceedings previously initiated against AFIP’s claims. As a result of the Regularization Regime, regarding the matter mentioned in (c) above, Telecom Argentina has requested the Court to suspend the penal proceedings and dismiss the claims against officers and employees who had been called to give testimony, since the law provides for the suspension of penal proceedings upon adoption of the Regularization Regime, and complete extinguishment of a penal case upon cancellation of all amounts due under the payment plan pursuant to this Regime. As of the date of this Annual Report, a decision of the Court on this matter is still pending.

Telecom Argentina’s compliance with the Regularization Regime generated recognition of a debt owed to AFIP in the amount of P$38 million (nominal value) payable in 120 monthly installments at an annual interest rate of 9%. The Company also recognized a debt for legal fees in connection with these regularized processes in the amount of P$14 million (nominal value). The value of both liabilities has been estimated at net present value according to IFRS and has been set forth under the captions “Income Tax Payables” and “Other Liabilities” classified by the nature and due date of each liability. As of December 31, 2011 such liabilities amounted to P$16 million and P$11 million, respectively.

In December 2001, the AFIP asserted an additional income tax claim regarding the amortization period utilized by Telintar to depreciate its fiber optic network in submarine cables. Subsequently, Telintar was dissolved and merged in equal parts into Telecom Internacional S.A. and Telefónica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefónica, respectively. Telecom Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999. In July 2005, the National Fiscal Court decided against Telecom Argentina by ratifying the tax assessment relating to additional taxes, although it did not require Telecom Argentina to pay interest or penalties. As a result, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to P$0.5 million against income taxes in its income statement. Telecom Argentina and Telefónica have appealed this judgment before the corresponding Federal Court. In June 2009, this Federal Court rejected the National Fiscal Tribunal Resolution and AFIP’s claim. AFIP has appealed this judgment before the Argentine Supreme Court of Justice. Telecom Argentina believes that the final outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations, financial condition and cash flows.

Tax Matters Relating to Personal

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

Tax Matters Relating to Micro Sistemas

On December 4, 2000, our subsidiary, Micro Sistemas, received a notice from the Secretary of Treasury Resolution No. 468/00 requesting Micro Sistemas to pay P$1.1 million (approximately P$6.7 million as of March 31, 2012) in fines with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas and requesting payment of the claimed tax compounded with interest. Having exhausted the administrative appeals, on October 3, 2007, Micro Sistemas filed an appeal before the Federal Court of Appeals for Administrative Matters. Because the administrative ruling is being appealed before a judicial court, the Argentine government cannot require payment of a disputed fine or tax until a final decision has been issued, therefore, this matter will be clarified when the court reaches a decision on the merits of the appeal. The appeal was admitted by the Court and in November 2008 the Chamber Prosecutor recommended to reject the petition of prescription made by Micro Sistemas.

On February 24, 2012, the Fifth Contentious and Administrative Chamber rendered a final judgment, which was ratified on April 12, 2012 by a motion to clarify the decision, through which the appeal brought by Micro Sistemas was sustained and declared invalid the resolution 468/00, which imposed the fine, as well as full payment of taxes and / or fees not paid under the special tax regulation, compounded with interest, included in such resolution. Following the judgment of the Fifth Chamber, the Argentine Federal Government filed an extraordinary federal appeal against that judgment.

Micro Sistemas’ legal counsel for this claim believes that there are strong defense arguments based on which the Chamber will affirm the decision rendered. Furthermore, if Micro Sistemas were to be required to pay these amounts, Telecom Argentina may be able to seek reimbursement for these pursuant to indemnification provisions agreed to by the former owners of Micro Sistemas in the 1997 contract for the purchase of Micro Sistemas. Taking into account the facts above mentioned, Telecom Argentina’s Management considers that the possibility that Micro Sistemas will be forced to comply with the Secretary of the Treasury’s demand for payment of fines is remote.

Provincial Taxes

Some provincial tax authorities have filed claims regarding turnover tax and stamp tax. As of the date of this Annual Report, the Company’s Management has recorded provisions that it estimates are adequate to hedge the risks associated with the turnover tax claims. However, regarding stamp tax claims, no provisions were recorded because the Company`s management understands that they are contrary to certain legal precedents issued by our National Supreme Court. As a result, Telecom Argentina and Personal are contesting them based in those judicial precedents.

Municipal Fees

Since 2005, the Company has seen a noticeable increase in legal and extrajudicial claims seeking the collection of various municipal fees in the City of Buenos Aires and various municipalities. As of the date of this Annual Report the Company has recorded provisions that estimate sufficient to cover these claims.

Regulatory Proceedings

There are several proceedings that have been initiated against us with respect to alleged regulatory violations between 2000 and 2011. If the outcomes of these proceedings are unfavorable to us, they could result in fines for the Company. For each of these proceedings, we are challenging the CNC’s imposition of fines before administrative authorities and/or the courts. The most significant proceedings relate to damage claims, theft of telephone cables, installation delays, failures with the presubscription process, the printing of telephone directories in small font sizes which were allegedly not legible enough and the non-compliance with certain terms for remedying this.

For a description of certain administrative appeals filed by the Telecom Group with respect to certain regulatory actions, see “Item 4—Information on the Company—Regulatory Framework.” In addition, see Note 17 to our Consolidated Financial Statements for a breakdown of provisions as of December 31, 2011.

General Proceedings

Environmental Proceedings

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in connection with our waste management. This agency alleged problems with our liquid drainage at an underground chamber in violation of Argentine environmental law. The agency sought to require Telecom Argentina’s registration with the National Register of Generators and Operators of Hazardous Waste. This registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the hazard’s extent and the waste quantity. Telecom Argentina believes that its activities did not generate this waste, and that the waste in the underground chamber was generated by other parties. Telecom Argentina nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite official responses and we believe that we will not have to register with any environmental agency as a result of this liquid drainage. In February 2009, Telecom Argentina received a notification from the environmental agency once again requesting that Telecom Argentina be registered in the National Registry of Generators and Operators of Hazardous Waste. In March 2009, Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. As of the date of this Annual Report, there has yet to be a resolution on the matter.

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

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase rates by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, since they have prohibited, as of January 6, 2002, contracts with the public administration, including public works and services contracts, from being adjusted to dollars or other foreign currencies. The Public Emergency Law was subsequently extended through December 31, 2013. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates.”

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

In addition, on August 14, 2003, Telecom Argentina was served notice of a legal action brought by the “Union of Users and Consumers” against Telecom Argentina, Telefónica and the SC before the Federal Court in Administrative Litigation Matters No. 8. The plaintiffs request reimbursement of certain additional charges included in monthly fixed-line service fees billed by Telecom Argentina. On August 22, 2003, Telecom Argentina opposed this claim on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations. The legal action brought by the “Union of Users and Consumers” was rejected by the Court of First Instance in October 2011 alleging that the plaintiffs could not demonstrate the damage suffered. The first instance resolution was appealed by the plaintiffs while judicial and expert’s fees were appealed by Telecom Argentina. As of the date of this Annual Report, the appeal presented by Telecom Argentina is pending of resolution.

In December 2005, the entity “Asociación Protección Consumidores Del Mercado Común Del Sur—Proconsumer” brought an action against the mobile companies, including Personal. The plaintiffs seek to obtain reimbursement for any amounts billed to Personal customers in connection with an investment contribution to the Universal Service Fiduciary Fund. They estimated their claim for reimbursement based on charges made to Personal customers for total billed amounts, plus compensatory interest on any awarded damages. The interest was estimated at the late payment rate applied by each company to its customers. In its answer to the complaint, one of Personal’s main arguments relied on the fact that the complaint should be dismissed, since Personal’s reimbursements to its customers had already begun. The full reimbursement of the amounts received by Personal in connection with the investment contribution and corresponding interest were listed separately in customer bills and furnished in accordance with the CNC’s report dated December 2006. The report also specified the applicable interest rate. In March 2011, Personal was notified of the first instance resolution, which rejected the Proconsumer’s claim. The resolution considered the claim to be an unnecessary and an excessive use of judicial time and resources because the reimbursement identified in the complaint had already been made by the defendants. In October 2011, the National Civil and Commercial Federal Court, Chamber No. II confirmed the rejection of the legal action against Personal. The plaintiffs filed an extraordinary appeal, which has already been answered by Personal. As of the date of this Annual Report, a resolution on this matter is still pending.

Although we cannot guarantee the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the possibility that these consumer trade union proceedings will have a significant impact on our financial position and cash flows is remote.

In November 2011, Personal was notified of a lawsuit filed by the Financial Consumers Defense Association (Consumidores Financieros Asociación Civil para su defensa) claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The lawsuit demands: Personal to (i) cease such practices and bill its customers only for the exact time of telecommunication services used; (ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; (iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay interest equal to the lending rate charged by the Banco de la Nación Argentina in addition to the claims mentioned in (i) and (ii); and (v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorse Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Currently, Personal is quantifying the risk involved in this contingency. Although Personal believes there are strong defense arguments for which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claim as possible until a judgment is rendered.

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

Resolution No. 593/11, issued in November 2011 by the CNV, established that a shareholders’ meeting that approves financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of the implementation of the new procedure established by the Resolution No. 593/11, the balance of retained earnings after the allocation approved by the annual shareholders’ meeting should be zero.

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

Telecom Argentina’s Annual Shareholders meeting held on April 27, 2012 approved a cash dividend distribution of P$807 million (P$0.82 per share) to be paid on May 10, 2012. See “Item 4—Information of the Company—Introduction—Recent Developments.”

Beginning in 2012, distributable profits will be determined based on nonconsolidated financial statements prepared in compliance with RT 26, as amended by RT 29.  RT 26 “Adoption of International Financial Reporting Standards” of the FACPCE, as amended by RT 29, was approved in December 2009 by the CNV through Resolution No. 562/09, which is mandatory for companies making public offering of securities (such as Telecom Argentina) beginning on January 1, 2012.

Significant Changes

No undisclosed significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9.    THE OFFER AND LISTING

As of December 31, 2011, the capital stock of Telecom Argentina was divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing 51.00% of the outstanding capital stock of Telecom Argentina, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing approximately 48.53% of the outstanding capital stock of Telecom Argentina, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 0.47% of Telecom Argentina’s outstanding capital stock.

The number of shares authorized and outstanding as of December 31, 2011 was as follows:

Class A Shares	502,034,299
Class B Shares (1)	477,753,405
Class C Shares (1)	4,593,274
Total	984,380,978

(1)          On March 16, 2012, 3,281,265 Class C Shares were converted into Class B Shares.

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

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
2007	17.25	11.75
2008	15.20	3.70
2009	13.65	4.90
2010	20.80	11.90
2011	22.70	16.10

Quarterly
2010
First Quarter	14.65	12.55
Second Quarter	16.45	11.90
Third Quarter	17.45	13.00
Fourth Quarter	20.80	17.05
2011
First Quarter	21.95	19.30
Second Quarter	22.25	18.90
Third Quarter	22.70	17.15
Fourth Quarter	20.60	16.10

	Pesos per Class B Share on BASM(1)
	High	Low
Monthly
2011
October	20.60	16.10
November	19.70	16.40
December	18.15	16.40
2012
January	21.93	18.60
February	21.94	18.31
March	19.20	17.65
April (through April 27, 2012)	18.55	16.20

(1)         Reflects peso nominal amounts as of that date.

Source: Bolsa de Comercio de Buenos Aires.

The Class B Shares trade on the New York Stock Exchange in the form of ADSs issued by the Depositary under the Deposit Agreement dated as of November 8, 1994, among Telecom Argentina, the Depositary and the registered Holders from time to time of the ADSs issued there under (the “Deposit Agreement”). Each ADS represents 5 Class B Shares.

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS
	High	Low
Annual
2007	28.36	19.52
2008	23.97	5.12
2009	18.05	6.55
2010	25.78	15.02
2011	26.92	17.28

Quarterly
2010
First Quarter	18.79	15.87
Second Quarter	21.22	15.02
Third Quarter	22.09	16.31
Fourth Quarter	25.78	21.58
2011
First Quarter	26.92	22.96
Second Quarter	26.06	22.19
Third Quarter	26.68	18.50
Fourth Quarter	21.23	17.28

Monthly
2011
October	21.17	17.38
November	20.33	17.28
December	19.54	17.60
2012
January	20.10	17.45
February	17.60	20.40
March	19.02	17.51
April (through April 27, 2012)	17.55	14.59

On April 27, 2012, the reported last sale price of the ADSs on the New York Stock Exchange was US$ 15.09.

Plan of Distribution

Not applicable.

The Argentine Securities Market

There are twelve securities exchanges in Argentina, of which six (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. For the year ended December 31, 2011, the ten most actively traded equity issues represented approximately 78% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

On May 22, 2001, the Argentine government issued the Transparency Decree, which provides a legal framework to strengthen the level of protection of the investor in the market and promotes the development, liquidity, stability, solvency and transparency of the market by generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations. The Transparency Decree applies to individuals and entities that participate in public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security” and governs the treatment of negotiable securities. It seeks to improve transparency by imposing certain disclosure obligations on administrators and members of Supervisory Committees, among others, requiring publicly-listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations), governing insider trading, market manipulation and securities fraud and regulating going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose approximately 135 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Market is conducted by continuous open outcry, from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Market also operates an electronic continuous market system each business day, on which privately arranged trades are registered and made public.

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2011	2010	2009	2008	2007
Market capitalization (P$ billions) (1)	1,611	1,900	2,175	1,234	1,773
As percent of GDP (1)	87	132	190	119	218
Volume (P$ millions) (1)	207,805	177,614	133,207	237,790	209,905
Average daily trading volume (P$ millions) (1)	848	722	546	963	850
Number of traded companies (including Cedears)	241	275	254	267	278

(1)          End-of-period figures for trading on the Buenos Aires Stock Exchange (includes domestic and non-domestic public companies).

Sources: Yearbook 2011 -  Instituto Argentino de Mercado de Capitales.

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

Limited Liability of Shareholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Argentine law, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending certain actions for approval by shareholders, the Board of Directors of Telecom Argentina obtained opinions of internal and/or external counsel concerning the compliance of the actions with Argentine law and our bylaws (or regulations, if any). We currently intend to obtain similar opinions in the future as the circumstances require it. Although the issue is not free from doubt, based on advice of counsel, we believe that a court in Argentina in which a case has been properly presented would hold that a noncontrolling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or our bylaws or regulations, would not be liable under this provision.

Voting Rights

In accordance with the bylaws, each share entitles the holder thereof to one vote at meetings of the shareholders of Telecom Argentina. All of Telecom Argentina’s directors are appointed jointly by shareholders in an ordinary general shareholders’ meeting.

Under Argentine law, shareholders are entitled to cumulative voting procedures for the election of up to one-third of the vacancies to be filled on the Board of Directors and the Supervisory Committee. If any shareholder notifies a corporation of its decision to exercise its cumulative voting rights not later than three business days prior to the date of a shareholders’ meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not exceeding one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes represented by their shares for each candidate. The candidates receiving the most votes are elected to the vacancies filled by cumulative and noncumulative voting. If no candidate for a particular vacancy receives an absolute majority of votes, the two candidates that received the most votes will participate in a run-off election, and the candidate receiving the most votes in the run-off election will be deemed elected.

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

Notice of the shareholders’ meeting must be published in the Official Bulletin of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty days before the meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. If so entitled to attend the meeting, a shareholder may be represented by proxy.

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

The Board of Directors submits to the shareholders for approval at an ordinary meeting of shareholders our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors. The shareholders, upon approving the financial statements, determine the allocation of Telecom Argentina’s net profits (if any). Under CNV Resolution No. 593/11, a shareholders’ meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. In addition, the Argentine Corporations Law requires Argentine companies to allocate 5% of any net profits to legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. Dividends may not be paid if the legal reserve has been impaired, nor until it has been fully rebuilt. Notwithstanding, the obligation to pay declared dividends expires three years after the distribution date pursuant to Section 17 of Telecom Argentina’s bylaws, as amended by the shareholders’ meeting held on April 24, 2002.

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

See Note 29 to our Consolidated Financial Statements regarding restrictions on distributions of profits and dividends.

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

Currently, Telecom Argentina is not required to reduce its capital stock.

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

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.” See also “—Power of Directors” below for a description of conflict of interest regarding Directors.

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

Notwithstanding the foregoing, should Telecom Argentina decide to cease trading its shares publicly, pursuant to Section 31 of the Transparency Decree, a tender offer by Telecom Argentina must be conducted before the exercise of appraisal rights by any shareholder. According to Decree 677/01 redemption value is not the book value but is determined based on market value of shares.

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

Powers of the Directors

The bylaws of Telecom Argentina do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. Under Argentine law, a director may sign contracts with the company that is related to the company’s activities so long as the conditions are on an arm’s-length basis. If such contract does not meet such conditions, the agreement may only be subscribed with the prior approval of the Board of Directors or, in absence of quorum, with the approval of the Supervisory Committee. Such transactions must be dealt with at the following shareholders’ meeting, and if such meeting does not approve them, the Board of Directors or the Supervisory Committee (as the case may be) are jointly responsible for any damages caused to the company. Argentine law also requires that if a director has a personal interest contrary to Telecom Argentina’s, this must be noted to the Board of Directors and to the Supervisory Committee. The director must refrain from participating in any deliberations or risk becoming jointly and severally liable for all damages caused to Telecom Argentina as a result of the conflict.

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

Members of the Board of Directors of Telecom or its subsidiaries or parent company cannot be appointed as members of the Supervisory Committee.

The bylaws of Telecom Argentina do not establish a maximum age to be member of the Board of Directors.

Neither the bylaws of Telecom Argentina nor any Argentine law require that members of the Board be shareholders.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Class B Shares. The FIL does not limit the right of nonresident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in Telecom Argentina’s bylaws limiting the rights of nonresidents or non-Argentines to hold or to vote Telecom Argentina’s Class B Shares. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who register to participate at a shareholders’ meeting should provide details of their registration in the Republic of Argentina. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the Argentine Corporations Law.

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

On February 8, 2002, the BCRA issued tight restrictions on the transfer of funds abroad in order to make payments of principal and/or interest by requiring prior authorization from the BCRA. Since 2003, these restrictions have been progressively curbed. However, there can be no assurances that the BCRA or other governmental agencies will not increase restrictions for making transfers of funds abroad.

Having completed its debt restructuring as of August 2005, Telecom Argentina is no longer subject to certain significant BCRA restrictions. However, restrictions imposed by the BCRA or other government agencies will not increase restrictions for making transfers of funds abroad:

(i)

subject to certain exceptions and formal requirements, the acquisition of foreign currency as an investment or to apply it to foreign portfolio investments is limited, on a monthly basis, to US$2 million, provided that as of the date of acquisition, Telecom Argentina does not hold due and unpaid principal or interest foreign debt;

(ii)	the acquisition of foreign currency to pay principal maturities on foreign debt obligations can be made on the day of such maturities or:

	1.	within the 30 days preceding the maturity date, provided that the acquirer complies with the Minimum Holding Term (as defined below);

	2.	within a certain period of time before the maturity date, as a result of the occurrence of specific conditions established under foreign refinancing agreements executed after February 11, 2002; or

3.

before the 30-day period immediately preceding the maturity date provided that the acquirer complies with the Minimum Holding Term and the following conditions: (a) the foreign currency amount to be used to prepay non-Argentine debt must not be higher than the present value of the portion of the debt being canceled (as determined using a discount rate by the BCRA) or (b) if the prepayment is financed totally or partially with new indebtedness or is part of a restructuring process with foreign creditors, the new debt terms and conditions and the prepayment made must not imply an increase in the present value of the outstanding debt.

In June 2005, the Argentine government imposed certain restrictions on inflows and outflows of foreign currency to the local foreign exchange market that remain in effect. New indebtedness entered into the foreign exchange market and debt renewals with non-Argentine residents from the private sector entered in the local foreign exchange market shall be agreed upon and canceled in terms not shorter than 365 calendar days (the “Minimum Holding Term”), whatever the form of cancellation thereof. The following transactions, among others, are exempted from this restriction: (i) foreign trade financings (i.e., exports advance payments, prefinancing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listing.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, (i) foreign indebtedness, other than the cases described in the following paragraph; (ii) primary stock issuances of companies residing in Argentina not under a public offering and that are not listed in self-governed markets, to the extent they do not create direct investment funds; (iii) portfolio investments of non-residents intended to hold local currency and assets and liabilities of the financial sector and nonfinancial private sector, to the extent they are not arising from the primary subscription of debt securities under a public offering and listed in self-governed markets and/or the primary subscription of stock of companies residing in Argentina under a public offering and listed in self-governed markets; and (iv) portfolio investments of nonresidents intended for the purchase of any right in secondary markets regarding securities issued by the public sector; shall be subject to the creation of a nominative, nontransferable and noncompensated deposit, for 30% of the amount involved in the relevant transaction (the “Mandatory Deposit”), for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, the following transactions are not subject to the 30% mandatory deposit: (a) foreign indebtedness of Argentine residents under foreign trade financings; (b) primary debt security issuances with a public offering and listed; (c) foreign indebtedness with Multilateral and Bilateral Credit Institutions and Official Credit Agencies, directly or through their related agencies; (d) investments of non-Argentine residents in Argentina under (i) primary subscription of securities issued by the public sector (except for securities issued by the BCRA); and (ii) direct investments, including capital contributions to local companies of direct investment (namely, a company set up or not as legal entity in which the foreign direct investor holds at least 10% of common shares or voting rights or its equivalent), and foreign funds transferred into Argentina by non-Argentine residents for the purpose of purchasing local assets that qualify as direct investment (such as real estate located in Argentina); and (e) foreign financial indebtedness provided: (i) the proceeds from the exchange settlement, net of taxes and expenses, are applied to the purchase of foreign currencies to cancel foreign debt principal and/or to the creation of long-term foreign assets; or (ii) they are incurred and canceled in an average life of not less than two years, including payments of principal and interest in the calculation, and to the extent they are applied to investments in “nonfinancial assets.” In this context, “nonfinancial assets” investments mean, among others, investments of assets capable of being registered in the financial statements of the borrower either as fixed assets or as inventory.

There can be no assurance that the BCRA will not once again require its prior authorization for, or restrict in some other way, the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors or for dividend payments by Telecom to its foreign shareholders.

Argentine companies may keep and spend outside Argentina any capital contributions that they have received abroad. Conversely, if a non-Argentine resident sends its capital contribution to the Argentine company in Argentina or the Argentine company repatriates a contribution received abroad, that transfer will be subject to certain requirements under foreign exchange regulations. Those requirements will vary depending on whether the capital contribution is classified as a “portfolio” or a “direct” investment. “Direct” investments are participations in Argentine companies reaching at least a holding of 10% of their common stock or voting rights (and subsequent contributions of a foreign investor who has already reached that level), and “portfolio” investments are participations that fall below that minimum. Portfolio investments also include holdings of cash and bank deposits on local currency, as well as debt securities, among others.

Funds of direct investments transferred to Argentina as capital contributions are not subject to the Mandatory Deposit, provided that certain requirements are met and the Argentine company receiving such funds completes and registers with the Public Registry of Commerce the related capital increase by the applicable deadline. Portfolio investments are subject to the Mandatory Deposit.

The impact of foreign exchange regulations on the repatriation rights of non-Argentine resident investors (i.e., the right to use Argentine Pesos received in Argentina by a nonresident due to a sale, liquidation or capital reduction to buy foreign currency and transfer it abroad) also varies depending on whether the investment is a direct or a portfolio investment.

In any case, both types of investment must be maintained in Argentina for at least 365 days before repatriation.

Communication “A” 5,237 of the BCRA, effective from October 28, 2011, added a new requirement for non-Argentine direct investors to repatriate Argentine Pesos collected in Argentina as a consequence of a sale or liquidation of the direct investment, capital reduction and reimbursement of capital contributions in Argentina (the “Communication”). As from the effective date of Communication “A” 5,237, for such purpose, the funds originally paid for such investment or disbursement for the capital contribution, as applicable, must be transferred to Argentina and sold for pesos in the local foreign exchange market (the “Transfer Requirement”). Prior to the Communication, non-Argentine investors were not obliged to demonstrate that the funds paid for its investments or disbursements for its capital contributions had been transferred and sold in the exchange market in order to be allowed to repatriate its investment.

The Communication applies to all the direct investments made on and since October 28, 2011. Therefore, all direct investments made before that date are exempt from the Transfer Requirement.

In addition, repatriation of a portfolio investment requires evidence that the original investment involved the transfer of funds to Argentina and is subject to an aggregate maximum limit of US$500,000 per calendar month.

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

Tax on Personal Property

Argentine Law No. 25,585, as amended by Law No. 26,317, imposes a Tax on Personal Property. According to this tax, the following persons are subject to an annual tax on certain assets, which is levied at rates ranging from 0.50% to 1.25% depending on the value of such assets as of December 31 of each year: (i) individuals domiciled in Argentina for assets located in Argentina and abroad and (ii) individuals domiciled outside of Argentina for assets located in Argentina. For purposes of this tax, shares of stock of Argentine corporations, such as Telecom Argentina’s ADSs and Class A, B and C Shares are considered assets located in Argentina.

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

Although Telecom Argentina is required to pay this tax on behalf of the holders of the ADSs and Class A, B and C Shares, it has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing the property on which the tax is due.

Therefore, Telecom Argentina’s ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares held by individuals, irrespective of their place of residence, and legal entities domiciled outside of Argentina are subject to the Tax on Personal Property, which, as mentioned above, shall be paid by Telecom Argentina on behalf of such holders of ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares.

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes, however no assurances can be made that Telecom Argentina will be successful in seeking reimbursement of all such taxes paid from holders of ADSs and Class A, B, and C shares. Therefore, as of December 31, 2011, Telecom Argentina has recorded an allowance of P$17 million for the amounts pending collection. Whenever applicable, tax on personal property paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Such actions would also be inconsistent with claiming the reduced rate of tax, described below, applicable to dividends received by certain noncorporate holders. Accordingly, the creditability of Argentine taxes, and the availability of the reduced rate of tax for dividends received by certain noncorporate holders described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that Telecom Argentina is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom Argentina (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will be included in the income of a U.S. Holder as ordinary dividend income. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to certain noncorporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at a maximum rate of 15% if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our ADSs are traded). U.S. Holders should consult their tax advisers regarding the availability of the reduced dividend tax rate in light of their particular circumstances. The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine income taxes. Dividends will generally be treated as foreign source dividend income to U.S. Holders and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend. See “Taxation—Argentine Taxes.” The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source income or loss.

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

Sale, Exchange or Other Disposition of ADSs or Class B Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the ADSs or Class B Shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Gain or loss, if any, will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Telecom Argentina believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2011. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Telecom Argentina will not be a PFIC for any taxable year.

If Telecom Argentina were a PFIC for any taxable year during which a U.S. Holder held an ADS or a Class B Share, gain recognized by a U.S. Holder on a sale, exchange or other disposition (including certain pledges) of the ADS or Class B Share would be allocated ratably over the U.S. Holder’s holding period for the ADS or

Class B Share sold, exchanged or disposed of. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before Telecom Argentina became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of the ADS or Class B Share to the extent in excess of 125 percent of the average of the annual distributions on ADS or Class B Share received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADS or Class B Share. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If Telecom Argentina were a PFIC for any year during which a U.S. Holder held ADSs or Class B Shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder held ADSs or Class B Shares, even if Telecom Argentina ceased to meet the threshold requirements for PFIC status.

In addition, if Telecom Argentina were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC in a taxable year in which Telecom Argentina pays a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain noncorporate holders would not apply.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). Certain U.S. Holders who are entities may be subject to similar rules in the future. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of ADSs or Class B shares.

DOCUMENTS ON DISPLAY

Telecom Argentina files annual and special reports and other information with the SEC. You may read and copy any document that Telecom Argentina files at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2011 that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

We do not have any other material market risk exposure.

(a)          Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations and, to a lesser extent, our capital expenditures and expenses denominated in foreign currencies. Since the Convertibility Law pegged the peso at a value of P$1.00 per US$1.00, exchange rate risks before 2002 were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Item 10—Additional information—Foreign Investment and Exchange Controls in Argentina.”

Our results of operations are sensitive to changes in the peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. As of December 31, 2011, Telecom Argentina and Personal have no financial debt outstanding. However, Núcleo’s debt obligations are denominated in guaraníes, Paraguay’s local currency and Telecom Argentina, Personal and Núcleo have commercial debt nominated in U.S. dollars.

Additionally the Company has cash and cash equivalents denominated in U.S. dollars (approximately 29% of total investments—time deposits and mutual funds—) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. As of December 31, 2011, Personal had US$6.4 million outstanding in NDF contracts, in order to hedge its exposure to US dollar fluctuations related to accounts payable.

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

(b)         Interest Rate Risk

As of December 31, 2011 the Company had no outstanding floating rate borrowings. Therefore, the Company is not currently exposed to significant cash flow fluctuations in this connection.

(c)          Sensitivity to Exchange Rates

We estimate, based on the composition of the statement of financial position as of December 31, 2011, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations in other foreign currencies against the Argentine peso, plus or minus, would result in a variation of approximately P$20 million of the consolidated amounts of foreign currency position. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

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

The depositary reimburses Telecom Argentina for certain expenses we incur in connection with the ADR program, subject to the agreement between us and the depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2011, the depositary reimbursed Telecom Argentina approximately US$ 157.8 thousand (gross amount of withholding tax) in connection with the ADR program.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of Telecom Argentina, Personal, Núcleo or Telecom Argentina USA are currently in default on any outstanding indebtedness.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2011 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation and as set forth in its report dated March 22, 2012, and included in Item 18, Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2011. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2011 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

On April 7, 2011, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee for fiscal year 2011 and determined that Esteban Gabriel Macek qualifies as an Audit Committee financial expert. In conducting this evaluation, the Board took into account that Mr. Macek is an accountant from the Universidad de Buenos Aires (1982). He was a partner at Coopers & Lybrand /PriceWaterhouseCoopers until 2002, where he was an auditor and tax consultant. He assisted companies in the private (domestic and international) and public sector in tax matters related to company restructuring and business development. He participated in many professional training activities and attended graduate courses at the Universidad Austral and the West Ontario University Business School (Canada), among others. He was an accounting and law professor at the Universidad de Buenos Aires and at the Universidad Catolica Argentina. He is Chairman of Fiduciaria Internacional Argentina S.A. He was a member of the Board of Directors and of the Supervisory Committee of several domestic corporations. He served as an alternate director of Telecom Argentina during 2007 and since 2008 he has been serving as a director of Telecom Argentina.

Based on Mr. Macek’s professional background and training, the Board of Directors of Telecom Argentina has determined for the year 2011 that he meets the criteria for an Audit Committee financial expert. Mr. Macek is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

The Board of Directors’ meeting appointing the Audit Committee members will be held on May 3, 2012. As a result, the members of the Audit Committee appointed at the Board of Directors’ meeting of April 7, 2011 continue to hold their positions.

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

The Boards of Directors of Telecom Argentina and Personal, at the meetings held by each on October 26, 2010, decided to include an additional chapter to the Code of Business Conduct and Ethics, which includes the general duties and responsibilities of directors, members of the Supervisory Committee and all personnel of either company, which arise from the Telco Commitment and the TI-W Commitment, pursuant to Resolutions No. 148/10 and No. 149/10 issued by the Secretary of Economic Policy of the Economy Ministry, with certain clarifications and details made by CNDC. The Code of Business Conduct and Ethics is available on our website at www.telecom.com.ar.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2011 and 2010.

Services Rendered	2011	2010
Audit Fees (1)	7.0	5.9
Audit-Related Fees (2)	0.4	1.5
Tax Fees (3)	0.6	0.5
All Other Fees (4)	0.1	0.1
Total	8.1	8.0

(1)

Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2011 and 2010, limited reviews of interim financial statements presented during 2011 and 2010, SEC filing reviews and other attestation services.

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

The Pre-Approval Procedures also provide for the following categorization of services:

“Prohibited services” are those services that external auditors are not allowed to provide based on prohibitions contained in the statutory rules of Argentina and the United States (i.e., bookkeeping; financial information system design and implementation; appraisal or valuation services, fairness opinions or contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions; broker/dealer, investment adviser, or investment banking services; expert services unrelated to the audit).

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities, including in the form of ADSs, by us or our affiliates in 2011.

Inversiones Milano S.A.

Issuer Purchases of Equity Securities (Period)	Total Number of ADS Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	—
February 1 to February 29	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	14,916,233	20.39	—	—
December 1 to December 31	617,601	18.04	—	—
Total	15,533,834	19.21	—	—

See “Item 7—Major Shareholders and Related Party Transactions— Shareholders of Nortel”

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

According to the provisions of General Resolution No. 516/07 of the CNV, which is effective for fiscal years beginning on or after January 1, 2008, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV Public Offer Regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2011 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated February 16, 2012. Telecom Argentina’s Corporate Governance Reports submitted to the CNV up to date can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom’s website, www.telecom.com.ar.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.   FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-67.

The following financial statements are filed as part of this Form 20-F:

ITEM 19.   EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2010 dated June 29, 2011).

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

Telecom Argentina S.A.

By:	/s/ Adrián Calaza
	Name:	Adrián Calaza
	Title:	Chief Financial Officer

Date:    April 30, 2012

EXHIBIT INDEX

1.1	Estatutos (bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2010 dated June 29, 2011).

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

2011 and 2010 and for the years ended December 31,

2011, 2010 and 2009

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$  : Argentine peso

US$  : US dollar

$4.304 = US$1 as of December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing on page F2.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Buenos Aires, Argentina

March 22, 2012

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

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, Management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2011. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2011 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Franco Bertone	/s/ Adrián Calaza
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

March 22, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	4	2,818	1,385
Investments	4	—	2
Trade receivables, net	5	1,790	1,463
Other receivables, net	6	306	322
Inventories, net	7	536	452
Total current assets		5,450	3,624
Non-Current Assets
Trade receivables, net	5	30	—
Other receivables, net	6	103	100
Investments	4	1	1
Property, plant and equipment, net	8	8,247	7,365
Intangible assets, net	9	1,488	1,233
Total non-current assets		9,869	8,699
TOTAL ASSETS		15,319	12,323
LIABILITIES
Current Liabilities
Trade payables	10	3,407	2,736
Deferred revenues	11	292	225
Financial debt	12	19	42
Salaries and social security payables	13	536	390
Income tax payables	14	605	491
Other taxes payables	15	457	531
Other liabilities	16	30	31
Provisions	17	173	64
Total current liabilities		5,519	4,510
Non-Current Liabilities
Deferred revenues	11	307	190
Financial debt	12	115	121
Salaries and social security payables	13	136	110
Deferred income tax liabilities	14	210	247
Income tax payables	14	13	14
Other liabilities	16	72	39
Provisions	17	782	581
Total non-current liabilities		1,635	1,302
TOTAL LIABILITIES		7,154	5,812
EQUITY (see Consolidated Statement of Changes in Equity)
Equity attributable to owners of the Parent		8,021	6,404
Non-controlling interest		144	107
TOTAL EQUITY	19	8,165	6,511
TOTAL LIABILITIES AND EQUITY		15,319	12,323

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2011	2010	2009
Revenues	21	18,498	14,627	12,170
Other income	21	55	32	34
Total revenues		18,553	14,659	12,204
Employee benefit expenses and severance payments	22	(2,609)	(1,975)	(1,572)
Interconnection costs and other telecommunication charges	22	(1,503)	(1,377)	(1,361)
Fees for services, maintenance, materials and supplies	22	(1,702)	(1,326)	(1,071)
Taxes and fees with the Regulatory Authority	22	(1,595)	(1,254)	(1,011)
Commissions	22	(1,515)	(1,141)	(942)
Cost of equipments and handsets	7	(1,657)	(1,207)	(906)
Advertising	22	(599)	(441)	(357)
Provisions	17	(225)	(130)	(48)
Bad debt expenses	5	(169)	(119)	(131)
Other operating expenses	22	(964)	(815)	(644)
Depreciation and amortization	22	(2,158)	(1,712)	(1,545)
Operating income	23	3,857	3,162	2,616
Other income from investments	27.d	—	—	13
Finance income	24	310	192	256
Finance expenses	24	(230)	(329)	(670)
Net income before income tax expense		3,937	3,025	2,215
Income tax expense	14	(1,395)	(1,076)	(798)
Net income for the year		2,542	1,949	1,417

Attributable to:
Owners of the Parent		2,513	1,935	1,405
Non-controlling interest		29	14	12
		2,542	1,949	1,417
Earnings per share attributable to owners of the Parent
Basic and diluted	25	2.55	1.97	1.43

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2011	2010	2009

Net income for the year	2,542	1,949	1,417

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable) (i)	27	18	28
Cash flow hedges	—	—	(13)
Income tax effect on cash flow hedges	—	—	5
Other components of the comprehensive income, net of tax	27	18	20

Total comprehensive income for the year	2,569	1,967	1,437

Attributable to:
Owners of the Parent	2,532	1,948	1,411
Non-controlling interest	37	19	26
	2,569	1,967	1,437

(i)   In 2009, net of a gain of $13 realized on capital reimbursement of Núcleo (Note 27.d).

The accompanying notes are an integral part of these consolidated financial statements.

The movements of the components of the Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009 and the corresponding tax effect are the following:

	Cash flow hedges			Currency
	Gross amount	Income Tax	Total	translation adjustment

At January 1, 2009	13	(5)	8	—
Increase	—	—	—	41
Reclassification to income statement	(13)	5	(8)	(13)
At December 31, 2009	—	—	—	28
Increase	—	—	—	18
At December 31, 2010	—	—	—	46
Increase	—	—	—	27
At December 31, 2011	—	—	—	73

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to owners of the Parent
	Capital stock (1)	Inflation adjustment of capital stock	Total capital stock	Legal reserve	Currency translation adjustment	Reserves	Retained earnings	Total	Equity attributable to non-controlling interest	Total Equity

Balances at January 1, 2009	984	2,688	3,672	—	—	8	418	4,098	81	4,179

Capital reimbursement of Núcleo (Note 27.d)	—	—	—	—	—	—	—	—	(6)	(6)
Dividends of Núcleo	—	—	—	—	—	—	—	—	(13)	(13)
Comprehensive income(loss):
Net income for the year	—	—	—	—	—	—	1,405	1,405	12	1,417
Other comprehensive income	—	—	—	—	14	(8)	—	6	14	20
Total Comprehensive Income (loss)	—	—	—	—	14	(8)	1,405	1,411	26	1,437

Balances at December 31, 2009	984	2,688	3,672	—	14	—	1,823	5,509	88	5,597

Legal reserve (2)	—	—	—	360	—	—	(360)	––	—	––
Dividends (2)	—	—	—	––	—	—	(1,053)	(1,053)	—	(1,053)
Comprehensive income(loss):
Net income for the year	—	—	—	—	—	—	1,935	1,935	14	1,949
Other comprehensive income	—	—	—	—	13	—	—	13	5	18
Total Comprehensive Income	—	—	—	—	13	—	1,935	1,948	19	1,967

Balances at December 31, 2010	984	2,688	3,672	360	27	—	2,345	6,404	107	6,511

Legal reserve (3)	––	––	––	91	—	—	(91)	—	—	—
Dividends (3)	––	––	––	––	––	––	(915)	(915)	––	(915)
Comprehensive income(loss):
Net income for the year	—	—	—	—	—	—	2,513	2,513	29	2,542
Other comprehensive income	—	—	—	—	19	—	—	19	8	27
Total Comprehensive Income	—	—	—	—	19	—	2,513	2,532	37	2,569

Balances at December 31, 2011	984	2,688	3,672	451	46	—	3,852	8,021	144	8,165

(1) As of December 31, 2011, 2010 and 2009, there were 984,380,978 shares issued and fully paid (Note 19).

(2) As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010 (Note 29.b).

(3) As approved by the Ordinary Shareholders’ Meeting held on April 7, 2011 (Note 29.b).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		2,542	1,949	1,417
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		187	137	176
Depreciation of property, plant and equipment	8	1,538	1,302	1,098
Amortization of Subscriber Acquisition Costs (“SAC”) and service connection or habilitation costs	9	602	387	428
Amortization of other intangible assets	9	18	23	19
Other income from investments	27.d	—	—	(13)
Consumption of materials	8	104	92	88
Gain on disposal of property, plant and equipment		(22)	(6)	(10)
Provisions	17	225	130	48
Interest and other financial losses		107	191	404
Income tax expense	14	1,395	1,076	798
Income tax paid	4.b	(1,316)	(1,007)	(630)
Net increase in assets	4.b	(714)	(827)	(423)
Net increase in liabilities	4.b	730	797	287
Total cash flows provided by operating activities		5,396	4,244	3,687
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(2,179)	(1,758)	(1,444)
SAC and service connection or habilitation costs	4.b	(765)	(567)	(495)
Other intangible asset acquisitions	4.b	(135)	(27)	(17)
Proceeds from the sale of property, plant and equipment		39	10	15
Decrease in investments not considered as cash and cash equivalents	4.b	20	15	245
Total cash flows used in investing activities		(3,020)	(2,327)	(1,696)
CASH FLOWS FROM FINANCING ACTIVITIES
Financial debt proceeds	4.b	78	175	342
Payment of financial debt	4.b	(114)	(878)	(1,837)
Payment of interest	4.b	(14)	(76)	(167)
Cash dividends paid	4.b	(915)	(1,053)	(13)
Payment of capital reimbursement of Núcleo to the non-controlling interest	27.d	—	—	(6)
Total cash flows used in financing activities		(965)	(1,832)	(1,681)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		31	18	61

INCREASE IN CASH AND CASH EQUIVALENTS		1,442	103	371
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	1,376	1,273	902
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	2,818	1,376	1,273

See Note 4.b for additional information on the consolidated statements of cash flows.

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

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

AFIP (Administración Federal de Ingresos Públicos):  The Argentine federal tax authority.

Argentine GAAP:  Generally Accepted Accounting Principles in force in Argentina through December 31, 2011 for the Company.

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

(ii)          Dormant entity at December 31, 2011, 2010 and 2009.

(iii)       Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

b)              Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments. The CEO assesses the performance of the operating segments at the net income (loss) level and under the accounting principles effective at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

During the years 2010 and 2009 the financial information provided to the CEO was based on Argentine GAAP. For year 2011 the CEO assessed the operating segments performance both under Argentine GAAP and IFRS. Given that IFRS amounts are the measurement principles most consistent with those used in measuring the corresponding amounts in these financial statements, the Company has presented the segment information under IFRS for all years presented. As a result, segment information for the years 2010 and 2009 previously presented under Argentine GAAP — and reconciliated with IFRS - was modified to report figures under IFRS to conform to the current year presentation. Figures under IFRS for the years 2010 and 2009 were also reported as additional segment information in Note 30 to the Company’s consolidated financial statements under IFRS as of December 31, 2010 and 2009.

Information regarding segment reporting is included in Note 28.

c)              Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. IFRS comprises all effective IAS together with all the SIC and all interpretations issued by the IFRIC.

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

The Company has split certain items in the current and noncurrent liabilities of the statement of financial position in order to enable users of the financial statements to better understand the information contain therein. As a result a new item “Deferred revenues” was added in the statement of financial position. In addition asset retirement obligation liabilities previously reported under “Other liabilities” were classified under the “Provisions” item line. Information for year 2010 was also reclassified to conform to the current year presentation.

The financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3).

Publication of these consolidated financial statements for the year ended December 31, 2011 was approved by resolution of the Board of Directors’ meeting held on March 22, 2012.

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

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the Argentine Corporations Law have been included in the accompanying consolidated financial statements.

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

(b) Licenses granted as of December 31, 2011

As of December 31, 2011, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•                  Local fixed telephony;

•                  Public telephony;

•                  Domestic and international long-distance telephony;

•                  Domestic and international point-to-point link services;

•                  Domestic and international telex services;

•                  VAS, data transmission, videoconferencing and broadcasting signal services; and

•                  Internet access.

As of December 31, 2011, the Company’s subsidiaries have been granted the following licenses:

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

Auction to reassign frequency bands

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. The total spectrum to be auctioned in each region is: 30 MHz. in Region I (“North”); 37.5 in Region II (“Amba”) and 35 MHz in Region III (“South”).

Personal will participate in the spectrum auction and expects to acquire additional spectrum to complete its “Spectrum cap” along throughout Argentina. Personal can expect to acquire, respectively, up to 5 MHz in the first Region, up to 7.5 MHz in the second and up to 10 MHz in the third.

As of the date of issuance of these consolidated financial statements, the SC has postponed the auction for April 2012.

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

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the service mandatory, habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having the Company fulfilled with all its obligations, as of the date of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the Number Portability Regime.

On August 19, 2010, through SC Resolution No. 98/2010, the SC approved the Number Portability Regime (“NP”), covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

The implementation timetable was approved by Resolutions No. 8/2011 and 3/2011 jointly issued by the SC and the Ministry of Domestic Trade.

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

The Portability Committee sent earlier this year for SC approval, the agreed Portability processes and specification of the Database Administrator.

On June 14, 2011, the SC issued Resolution No. 67/11 replacing several sections of the NP regime. It also approved the Processes and Technical and Operational Specifications relating to the implementation and correct application of the NP, the Bidding Specifications for the selection of the Database Administrator and the model contract, and the Network Technical Specification for the implementation of the NP in the Networks Mobile Communications.

On July 7, 2011, the Portability Committee convened companies with extensive international experience to participate in the private tender for the selection of the Database Administrator, resulting selected the company Telcordia Technologies Inc. together with his argentine partner Telmark S.A. (hereinafter “the Administrator of the Portability”).

Having reported the proceedings to the SC, on October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability, was formalized.

Mobile service providers are finalizing the adaptations of their respective networks and the development and testing of software applications necessary to implement the NP during March 2012.

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

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers — two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee has been created and it is fully operative. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by the Company and Personal. These objections were resolved by the SC through its Resolution No.154/10.

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

On December 1st, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and will be implemented through the use of the FFSU resources. At the date of issuance of these consolidated financial statements, it has been conducted the first auction of the “Internet for educational institutions” program and it is developing the bidding of the “Internet for public libraries” program.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/2008. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program”. The resolution provides that telecommunications services providers may affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08.

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

Several years after the market’s liberalization and the effectiveness of the first SU regulations, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $1,027 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting approximately to $829 and which are included in the abovementioned receivable - do not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of these consolidated financial statements, the resolution of this appeal is still pending.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions into an account held under their name at the Banco de la Nación Argentina. As of December 31, 2010 these contributions amounted to $112 and were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. At the date of issuance of these consolidated financial statements, the project is still pending approval by the Regulatory Authority.

In June 2011, under the provisions of SC Resolution No. 88/09, Personal submitted to the SC a new SU project for the rendering of basic telephone services, Broadband Internet access and mobile services in almost 150 cities included under the scope of this resolution. This project, in addition with the ones submitted by other service providers, will cause the SC to order to the SU Technical Committee the completion of a new tender.

(e) “Tax Stability” principle: impact of variations in Social Security contributions

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

At December 31, 2011, the Company has a net receivable of $67 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At December 31, 2011, the reserves corresponding to these regulatory duties amounted to $90.

Since December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(f) Tariff structure of the national and international regulated fixed line services

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

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $3.1 plus interest. The Company has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (e) above.

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

Tax on deposits to and withdrawals from bank accounts (“IDC”) charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (g) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2011 and 2010, the Company recorded as “Other receivable” a total of $23.

(g) Renegotiation of agreements with the Argentine Government

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2013.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current rate structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

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

(h) “Buy Argentine” Act

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

Note 3 — Significant accounting policies

a)              Going concern

The consolidated financial statements for the years ended December 31, 2011 and 2010 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

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

d)              Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of December 31, 2011 and 2010.

Control exists when the Parent (Telecom Argentina) has the power to determine the financial and operating policies of a subsidiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

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

The Company discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Company and are disclosed by nature: Voice services and Data transmission and Internet services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers and gains on the sale of PP&E, which are realized in the ordinary course of business but are not the main business objective.

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

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

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

Revenue on construction contracts recognized in the years ended December 31, 2011, 2010 and 2009 total $25, $14 and $nil, respectively.

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

Mobile telecommunication services and products

The Company provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

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

As of December 31, 2010, the Company had investments in certain government bonds. The Company valued these securities at amortized cost as Management had the intent and ability to hold those securities to maturity (November 2011).

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement for financial assets measured at cost or amortized cost.

Certain circumstances of impairment of financial assets that the Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

f.2) Financial liabilities

Financial liabilities comprise trade payables, financial debt (excluding Derivatives), salaries and social security payables (see n) below) and certain other liabilities.

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

For additional information about derivatives operations during 2011 and 2010 and related balances see Note 20.

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

h)             PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

Until the date of cancellation of its financial debt, the Company had also capitalized interest on long-term construction projects as part of its cost. No interest was capitalized during 2011 and 2010. Interest capitalized during 2009 amounted to $15.

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

Intangible assets comprise the following:

• Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met. The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforceable termination penalty and provide for fixed monthly billing for services. SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and subsidies granted to customers on the sale of handsets.

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

• PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through financial year 2007. Renewal costs are being amortized over 5 years.

• Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 5 years through fiscal year 2016.

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

• Software obtained or developed for internal use

The Company capitalized certain costs associated with the development of computer software for internal use. These costs were fully amortized as of December 31, 2010.

• Debt issue costs

Expenses incurred in connection with the issuance of financial debt were deferred and amortized under the interest method over the life of the related debts. These costs were fully amortized as of December 31, 2010.

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

At December 31, 2011 the Telecom Group holds finance leases which represent current liabilities in the amount of $5. A summary by major class of fixed assets covered by finance leases at December 31, 2011 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	17	2 years	3 years
Accumulated depreciation	(6)
Net value	11

As of December 31, 2010 the Company had no finance leases.

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2020. Rental expense is included under Other operating expenses item line in the consolidated income statements.

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

The Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each legal entity. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the increase of Telecom Argentina’s regulated rates that remain affected by the freeze of the rates established by Law No. 25,561 (see Note 2.g).

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company at December 31, 2011 and 2010 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

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

Personal´s net cash flows projection is denominated in Argentine pesos, its functional currency. However, due to the fact that there is no prevailing long-term discounting rate in pesos available in the market, the Company: a) has converted such peso-denominated cash flows into US dollars using future estimated exchange rates applicable to each period; and b) has discounted these US dollar-denominated cash flows at an annual US dollar rate of approximately 14% in order to obtain the recoverable value of intangible assets with indefinite useful life. Future cash flows estimates are based on management’s projections for a period not to exceed five years and then taken to perpetuity assuming a growth rate of 2% per annum.

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

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2011	2010	2009
Discount rate (1)	5.6 - 12.1%	1.2-7.4%	10.3-12.3%
Projected increase rate in compensation (2)	15 - 25.7%	15.3-22%	12.6-16.7%

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

m)          Deferred revenues

Deferred revenues include:

•                 Deferred revenues on prepaid calling cards

Revenues from unused traffic for unexpired calling cards are deferred and recognized as revenue when the minutes are used or when the card expires, whichever happens first. See Note 3.e. Revenues — Fixed telecommunication services and products.

•                 Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues — Fixed telecommunication services and products.

•                 Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.e. Revenues — Mobile telecommunication services.

•                 Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data and Internet” item line in the Fixed services segment.

n)             Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

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

o)              Taxes payables

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

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates were approximately 4.4%, 4.6% and 4.4% for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. The Company has the right to transfer this tax to its customers but this is not always possible. Such cost is included in the item line “Cost of equipments and handsets”.

p)              Provisions

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

Provisions also include the expected costs of dismantling assets and restoring the site if a legal or constructive obligation exists, as mentioned in Note 3.h). The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)              Dividends

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

r)              Finance income and expenses

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

s)              Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 25).

t)                Use of estimates

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

Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.
The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.
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

Intangible assets with indefinite useful life—PCS license

The Company determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.
Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 14%.
Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require material adjustments to the carrying amount of the PCS license.

Financial statement item / area	Accounting estimates
Income taxes and recoverability assessment of deferred tax assets

Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections and on conservative tax planning.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long term receivables and payables is an annual rate in pesos ranging between 18% and 23% for years 2010 and 2009 and an annual rate in pesos ranging between 19% and 28% for 2011. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long term receivables denominated in U.S dollars during 2011.

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

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management carefully considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be completed in all material respects.

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

The application of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

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

The application of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

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

As a result of the adoption of IFRS 12 since January 1, 2013 additional disclosure regarding summarized financial information about each subsidiary could be required if its noncontrolling interest is material to the Company.

IFRS 13 (Fair value measurement)

On May 12, 2011 the IASB published IFRS 13. This standard contains new guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

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

IAS 19 revised is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

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

These amendments are effective for financial years beginning on or after July 1, 2012. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

Amendments to IAS 32 (Requirements for offsetting financial instruments)

On December 16, 2011 the IASB published amendments to IAS 32.

The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off and also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous.

These amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively. Early application is permitted. The Company is currently analyzing the impact that the adoption of these amendments will have on the Company’s financial position and results of operations.

Amendments to IFRS 7 (Offsetting financial assets and financial liabilities)

On December 16, 2011 the IASB published amendments to IFRS 7. These amendments require disclosure to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position.

These amendments are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

The Company is currently analyzing the impact that the adoption of these amendments will have on the Company’s financial position and results of operations.

Note 4 — Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)              Cash and cash equivalents and Investments

Cash and cash equivalents consist of the following:

	As of December 31,
Cash and cash equivalents	2011	2010
Cash	8	8
Banks	94	111
Time deposits	2,638	1,266
Time deposits – Related parties (Note 27.c)	69	—
Mutual funds	9	—
Total cash and cash equivalents	2,818	1,385

Investments consist of the following:

	As of December 31,
Current investments	2011	2010
Government bonds	—	2
Total other investments	—	2

	As of December 31,
Non-current investments	2011	2010
2003 Telecommunications Fund	1	1
Total other investments	1	1

b)              Additional information on the consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts (in the consolidated statements of financial position, bank overdrafts are included in current financial debt).

	As of December 31,
	2011	2010	2009
Cash and cash equivalents	2,818	1,385	1,273
Bank overdrafts	—	(9)	—
Total cash and cash equivalents at year-end	2,818	1,376	1,273

•      Changes in assets/liabilities components:

	Years ended December 31,
	2011	2010	2009
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	3	1	(33)
Trade receivables, net	(516)	(476)	(314)
Other receivables, net	(100)	(116)	(39)
Inventories, net	(101)	(236)	(37)
	(714)	(827)	(423)
Net (decrease) increase in liabilities
Trade payables	376	503	241
Deferred revenues	184	37	29
Salaries and social security payables	172	91	55
Other taxes payables	38	193	(17)
Other liabilities	16	9	(5)
Provisions	(56)	(36)	(16)
	730	797	287

Income tax paid consists of the following:

	Years ended December 31,
	2011	2010	2009
Income tax returns	(529)	(451)	(321)
Payments in advance	(703)	(494)	(231)
Other payments	(84)	(62)	(78)
Total payments of income tax	(1,316)	(1,007)	(630)

•      Main non-cash operating transactions:

	Years ended December 31,
	2011	2010	2009
SU receivables offset with taxes payable	112	—	—
Government bonds received in exchange for trade receivables	—	2	—
Credit on minimum presumed income tax offset with income taxes	—	—	7
Legal fee from Tax Regularization Regime (Note 3.l)	—	—	14

•      Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2011	2010	2009
Capex	(2,318)	(1,921)	(1,663)
Purchases of materials (net of transfers to PP&E)	(167)	(41)	(108)
Fixed assets additions	(2,485)	(1,962)	(1,771)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,065)	(924)	(652)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,353	1,121	945
Capitalized interest on fixed assets	—	—	15
Mobile handsets lent to customers at no cost (i)	6	4	16
Asset retirement obligations	12	3	3
	(2,179)	(1,758)	(1,444)

(i)           Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2011	2010	2009
SAC and service connection or habilitation fees	(768)	(552)	(419)
Other intangible assets	(106)	(20)	(23)
Intangible assets Capex (Note 9)	(874)	(572)	(442)
Plus:
Payments of trade payables originated in prior years acquisitions	(118)	(127)	(187)
Less:
Acquisition of intangible assets through incurrence of trade payables	92	105	117
	(900)	(594)	(512)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2011	2010	2009
Loan to Nortel	—	15	(8)
Collection of investments/Government bonds	20	—	253
	20	15	245

•      Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2011	2010	2009
Bank overdrafts — Núcleo and Personal	78	42	218
Debt proceeds — Núcleo	—	133	124
Total financial debt proceeds	78	175	342
Payment of Notes — Personal and Telecom Argentina	—	(683)	(1,409)
Purchase of Notes — Personal and Telecom Argentina	—	(35)	(108)
Payment of bank overdrafts — Núcleo and Personal	(78)	(42)	(218)
Payment of bank loans — Núcleo	(36)	(118)	(102)
Total payment of financial debt	(114)	(878)	(1,837)
Payment of interest on Notes — Personal and Telecom Argentina	—	(63)	(149)
Payment of interest on bank loans — Núcleo	(14)	(13)	(12)
Payment of interest on bank overdrafts - Personal	—	—	(6)
Total payment of interest	(14)	(76)	(167)

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 peso per share of Telecom Argentina), which was paid on April 19, 2011.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 payable in two installments: the first was paid on May 5, 2010, amounting to $689 (equivalent to $0.70 per share) and the second was paid on December 20, 2010, for the balance of $364 (equivalent to $0.37 per share).

In addition, Núcleo paid cash dividends in the amount of $13 to its non-controlling shareholders during the year ended December 31, 2009.

Note 5 — Trade receivables, net

Trade receivables, net consist of the following:

	As of December 31,
	2011	2010
Current trade receivables, net
Fixed services	724	643
Fixed services — Related parties (Note 27.c)	1	10
Personal mobile services	1,188	932
Personal mobile services — Related parties (Note 27.c)	11	3
Núcleo mobile services	36	26
Subtotal	1,960	1,614
Allowance for doubtful accounts	(170)	(151)
	1,790	1,463
Non-current trade receivables, net
Fixed services	30	—
	30	—
Total trade receivables, net	1,820	1,463

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2011	2010
Current allowance for doubtful accounts
At January 1,	(151)	(144)
Additions — Bad debt expenses	(169)	(119)
Uses	152	113
Currency translation adjustments	(2)	(1)
At December 31,	(170)	(151)

Note 6 — Other receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2011	2010
Current other receivables, net
Prepaid expenses	164	114
SU credits (Note 2.d)	—	112
Tax credits	56	52
Restricted funds	23	15
Related parties (Note 27.c)	1	—
Other	74	42
Subtotal	318	335
Allowance for doubtful accounts	(12)	(13)
	306	322
Non-current other receivables, net
Credit on SC Resolution No. 41/07 and IDC (Note 2.e and f)	90	90
Restricted funds	23	31
Tax credits	17	17
Prepaid expenses	68	55
Credit on minimum presumed income tax	5	6
Other	7	8
Subtotal	210	207
Allowance for regulatory matters (Note 2 e. and f)	(90)	(90)
Allowance for doubtful accounts	(17)	(17)
	103	100
Total other receivables, net	409	422

Movements in the allowances are as follows:

	Years ended December 31,
	2011	2010
Current allowance for regulatory matters
At January 1,	—	(4)
Reclassifications (*)	—	4
At December 31,	—	—
Non-current allowance for regulatory matters
At January 1,	(90)	(75)
Additions (**)	—	(13)
Reclassifications (*)	—	(2)
At December 31,	(90)	(90)

(*)   In 2010, includes reclassifications of $2 to Provisions.

(**) Included in Provisions in the consolidated income statements.

	Years ended December 31,
	2011	2010
Current allowance for doubtful accounts
At January 1,	(13)	(12)
Additions (***)	—	(1)
Reversals (***)	1	—
At December 31,	(12)	(13)
Non-current allowance for doubtful accounts
At January 1,	(17)	(21)
Reversals (***)	—	4
At December 31,	(17)	(17)

(***) Included in Taxes and fees with the Regulatory Authority in the consolidated income statements.

Note 7 — Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2011	2010
Mobile handsets and equipment	536	467
Fixed telephones and equipment	19	8
Subtotal	555	475
Allowance for obsolescence of inventories	(19)	(23)
	536	452

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2011	2010
Allowance for obsolescence of inventories
At January 1,	(23)	(23)
Additions (*)	(11)	(28)
Uses	15	28
At December 31,	(19)	(23)

(*) Included in Cost of equipment and handsets in the consolidated income statements.

The cost of equipment and handsets is as follows:

	Years ended December 31,
	2011	2010	2009
Inventory balance at the beginning of the year	475	273	270
Plus:
Purchases	2,223	1,797	1,177
Deferred costs from SAC (Note 3.i)	(470)	(375)	(253)
Net additions (decreases) from allowance for obsolescence	(4)	—	5
Mobile handsets lent to customers at no cost	(6)	(4)	(16)
Replacements to customers	(7)	(3)	(5)
Currency translation adjustments in inventory	1	(6)	1
Less:
Inventory balance at year end	(555)	(475)	(273)
COST OF EQUIPMENTS AND HANDSETS	1,657	1,207	906

	Years ended December 31,
	2011	2010	2009
Cost of handsets — Mobile services	1,598	1,152	860
Cost of equipments — Fixed services (in 2011 and 2010, includes $14 and $10, respectively, corresponding to construction contracts)	59	55	46
COST OF EQUIPMENTS AND HANDSETS	1,657	1,207	906

Note 8 — Property, plant and equipment, net

PP&E consist of the following:

	As of December 31,
	2011	2010
Land and buildings	873	861
Computer equipment and software	1,165	1,136
Switching and transmission equipment	2,173	1,997
Mobile network access and external wiring	2,209	1,965
Work in progress	1,420	1,081
Other tangible assets	182	171
Subtotal	8,022	7,211
Materials	240	176
Valuation allowance for materials	(15)	(22)
	8,247	7,365

Movements in Materials are as follows:

	As of December 31,
	2011	2010
Balance at the beginning of the year	176	226
Plus:
Purchases	398	323
Less:
Transfers to PP&E	(231)	(282)
Decreases	(104)	(92)
Currency translation adjustments	1	1
Balance at the end of the year	240	176

Movements in the valuation allowance for materials are as follows:

	As of December 31,
	2011	2010
Write-off of materials
At January 1	(22)	(29)
Additions (*)	(7)	—
Reversals (*)	2	4
Uses	12	3
At December 31,	(15)	(22)

(*) Included in Fees for services, maintenance, materials and supplies in the consolidated income statements.

Details on the nature and movements during the years ended December 31, 2011 and 2010 are as follows:

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Transfers	Decreases	Gross value as of December 31, 2011
Land	136	—	1	6	(6)	137
Building	1,579	—	—	17	(14)	1,582
Tower and pole	483	—	5	60	—	548
Transmission equipment	4,899	28	40	202	—	5,169
Mobile network Access	2,078	—	11	270	—	2,359
Switching equipment	4,878	—	13	269	(4)	5,156
Power equipment	808	—	8	64	—	880
External wiring	6,638	—	—	355	(18)	6,975
Computer equipment and software	4,728	4	36	536	(2)	5,302
Telephony equipment and instruments	916	—	23	4	—	943
Equipment lent to customers at no cost	60	55	—	—	(14)	101
Handsets lent to customers at no cost	168	6	25	—	—	199
Vehicles	179	24	1	(6)	(7)	191
Furniture	95	1	2	10	—	108
Installations	439	—	5	59	—	503
Improvements in third parties buildings	154	—	—	21	(1)	174
Work in progress	1,081	2,188	18	(1,867)	—	1,420
Asset retirement obligations	35	12	—	—	—	47
Total	29,354	2,318	188	—	(66)	31,794

	Accumulated depreciation as of December 31, 2010	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2011	Net carrying value as of December 31, 2011
Land	—	—	—	—	—	137
Building	(964)	(24)	—	3	(985)	597
Tower and pole	(338)	(21)	(5)	—	(364)	184
Transmission equipment	(4,054)	(193)	(34)	—	(4,281)	888
Mobile network Access	(1,488)	(182)	(11)	—	(1,681)	678
Switching equipment	(4,104)	(231)	(2)	4	(4,333)	823
Power equipment	(615)	(33)	(8)	—	(656)	224
External wiring	(5,263)	(200)	—	19	(5,444)	1,531
Computer equipment and software	(3,592)	(517)	(30)	2	(4,137)	1,165
Telephony equipment and instruments	(872)	(14)	(22)	—	(908)	35
Equipment lent to customers at no cost	(28)	(42)	—	14	(56)	45
Handsets lent to customers at no cost	(160)	(9)	(21)	—	(190)	9
Vehicles	(118)	(16)	(1)	7	(128)	63
Furniture	(82)	(4)	(2)	—	(88)	20
Installations	(329)	(31)	(4)	—	(364)	139
Improvements in third parties buildings	(110)	(19)	—	—	(129)	45
Work in progress	—	—	—	—	—	1,420
Asset retirement obligations	(26)	(2)	—	—	(28)	19
Total	(22,143)	(1,538)	(140)	49	(23,772)	8,022

	Gross value as of December 31, 2009	CAPEX	Currency translation adjustments	Transfers	Decreases	Gross value as of December 31, 2010
Land	131	—	1	4	—	136
Building	1,555	—	—	28	(4)	1,579
Tower and pole	445	1	4	33	—	483
Transmission equipment	4,707	20	19	153	—	4,899
Mobile network Access	1,892	19	5	162	—	2,078
Switching equipment	4,584	23	6	265	—	4,878
Power equipment	741	2	3	62	—	808
External wiring	6,450	—	—	190	(2)	6,638
Computer equipment and software	4,223	28	18	460	(1)	4,728
Telephony equipment and instruments	899	—	9	8	—	916
Equipment lent to customers at no cost	53	36	—	1	(30)	60
Handsets lent to customers at no cost	155	4	9	—	—	168
Vehicles	169	14	—	—	(4)	179
Furniture	90	2	1	8	(6)	95
Installations	396	4	2	37	—	439
Improvements in third parties buildings	131	—	—	23	—	154
Work in progress	729	1,765	6	(1,419)	—	1,081
Asset retirement obligations	40	3	—	—	(8)	35
Advances to suppliers	15	—	—	(15)	—	—
Total	27,405	1,921	83	—	(55)	29,354

	Accumulated depreciation as of December 31, 2009	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2010	Net carrying value as of December 31, 2010
Land	—	—	—	—	—	136
Building	(929)	(39)	—	4	(964)	615
Tower and pole	(311)	(24)	(2)	(1)	(338)	145
Transmission equipment	(3,866)	(188)	(9)	9	(4,054)	845
Mobile network Access	(1,356)	(128)	(4)	—	(1,488)	590
Switching equipment	(3,937)	(153)	(5)	(9)	(4,104)	774
Power equipment	(577)	(36)	(2)	—	(615)	193
External wiring	(5,076)	(189)	—	2	(5,263)	1,375
Computer equipment and software	(3,173)	(407)	(12)	—	(3,592)	1,136
Telephony equipment and instruments	(856)	(9)	(7)	—	(872)	44
Equipment lent to customers at no cost	(25)	(33)	—	30	(28)	32
Handsets lent to customers at no cost	(142)	(8)	(10)	—	(160)	8
Vehicles	(105)	(23)	—	10	(118)	61
Furniture	(76)	(5)	(1)	—	(82)	13
Installations	(286)	(41)	(2)	—	(329)	110
Improvements in third parties buildings	(93)	(18)	—	1	(110)	44
Work in progress	—	—	—	—	—	1,081
Asset retirement obligations	(27)	(1)	—	2	(26)	9
Advances to suppliers	—	—	—	—	—	—
Total	(20,835)	(1,302)	(54)	48	(22,143)	7,211

Note 9 — Intangible assets, net

Intangible assets consist of the following:

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2011
SAC	895	746	—	(624)	1,017
Service connection or habilitation costs	258	22	—	(50)	230
PCS license (Argentina)	658	—	—	—	658
PCS and Band B and Internet licenses (Paraguay)	298	1	21	—	320
Rights of use	244	105	1	—	350
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software obtained or developed for internal use	461	—	3	—	464
Debt issue costs	10	—	—	(10)	—
Total	2,867	874	25	(684)	3,082

	Accumulated depreciation as of December 31, 2010	Depreciation	Currency translation adjustments	Decreases	Accumulated depreciation as of December 31, 2011	Net carrying value as of December 31, 2011
SAC	(536)	(576)	—	624	(488)	529
Service connection or habilitation costs	(153)	(26)	—	50	(129)	101
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B and Internet licenses (Paraguay)	(297)	—	(21)	—	(318)	2
Rights of use	(87)	(15)	—	—	(102)	248
Exclusivity agreements	(20)	(3)	—	—	(23)	18
Customer relationship	—	—	—	—	—	2
Software obtained or developed for internal use	(461)	—	(3)	—	(464)	—
Debt issue costs	(10)	—	—	10	—	—
Total	(1,634)	(620)	(24)	684	(1,594)	1,488

	Gross value as of December 31, 2009	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2010
SAC	739	534	1	(379)	895
Service connection or habilitation costs	240	18	—	—	258
PCS license (Argentina)	658	—	—	—	658
PCS and Band B and Internet licenses (Paraguay)	282	—	16	—	298
Rights of use	227	20	—	(3)	244
Exclusivity agreements	54	—	—	(13)	41
Customer relationship	2	—	—	—	2
Software obtained or developed for internal use	458	—	3	—	461
Debt issue costs	37	—	—	(27)	10
Total	2,697	572	20	(422)	2,867

	Accumulated depreciation as of December 31, 2009	Depreciation	Currency translation adjustments	Decreases	Accumulated depreciation as of December 31, 2010	Net carrying value as of December 31, 2010
SAC	(553)	(361)	(1)	379	(536)	359
Service connection or habilitation costs	(127)	(26)	—	—	(153)	105
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B and Internet licenses (Paraguay)	(281)	—	(16)	—	(297)	1
Rights of use	(71)	(19)	—	3	(87)	157
Exclusivity agreements	(31)	(2)	—	13	(20)	21
Customer relationship	—	—	—	—	—	2
Software obtained or developed for internal use	(457)	(2)	(2)	—	(461)	—
Debt issue costs	(35)	(*) (2)	—	27	(10)	—
Total	(1,625)	(412)	(19)	422	(1,634)	1,233

(*) Included in Finance expenses. The amount is related to Personal’s financial debt which was fully cancelled on December 22, 2010.

Note 10 — Trade payables

Trade payables consist of the following:

	As of December 31,
	2011	2010
Current trade payables
PP&E suppliers	1,405	1,261
Other assets and services suppliers	1,208	846
Inventory suppliers	643	450
Related parties (Note 27.c)	117	110
Agent commissions	23	58
SU reimbursement	11	11
Total trade payables	3,407	2,736

Note 11 — Deferred revenues

Deferred revenues consist of the following:

	As of December 31,
	2011	2010
Current deferred revenues
Deferred revenue on prepaid calling cards	228	172
Deferred revenue on connection fees	27	27
Deferred revenue on customer loyalty programs	13	11
Deferred revenue on sale of capacity and related services	22	14
Deferred revenue from CONATEL (Note 18.d)	2	1
	292	225
Non-current deferred revenues
Deferred revenue on sale of capacity and related services	208	112
Deferred revenue on connection fees	73	73
Deferred revenue on customer loyalty programs	18	3
Deferred revenue from CONATEL (Note 18.d)	8	2
	307	190
Total deferred revenues	599	415

Note 12 — Financial debt

Financial debt (which fully belongs to Núcleo) consists of the following:

	As of December 31,
	2011	2010
Current financial debt
Bank loans	17	31
Bank overdrafts	—	9
Accrued interest	2	2
	19	42
Non-current financial debt
Bank loans	115	121
	115	121
Total financial debt	134	163

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2011:

Principal nominal value (in million of	Amortization	Book value (in million of $)
Guaraníes)	term	Current	Non-current	Total
36,000	3.5 years	4	30	34
37,500	3 years	3	32	35
47,500	3 years	3	42	45
18,750	2 years	7	11	18
139,750		17	115	132

The weighted average annual rate of these loans is 9.61% in Guaraníes and the weighted average amortization term of these loans is approximately 3 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. At the date of issuance of these financial statements, Telecom Argentina is preparing the documentation required by the CNV to approve this program.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

Note 13 — Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits

As of December 31, 2011, the total number of employees was 16,345, of which approximately 66% were unionized. All Management and senior positions are held by non-unionized employees.

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

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2011	2010
Current
Vacation and bonuses	359	261
Social security payables	113	83
Termination benefits	64	46
	536	390
Non-current
Termination benefits	136	110
	136	110
Total salaries and social security payables	672	500

Compensation for the Key Managers for the years ended December 31, 2011, 2010 and 2009 is shown in Note 27.e).

Note 14 — Income tax payables and deferred income tax

Income tax payables as of December 31, 2011 and 2010 consist of the following:

	As of December 31, 2011					As of
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2010

Income tax payables	376	1,033	16	—	1,425	1,071
Payments in advance of income taxes	(317)	(501)	(5)	—	(823)	(584)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3
Current income tax payables	62	532	11	—	605	(*) 490

Deferred income tax liabilities	2	206	1	1	210	247
Law No. 26,476 Tax Regularization Regime	13	—	—	—	13	14
Non-current Income tax payables	15	206	1	1	223	261

(*)  Includes (1) from Núcleo´s receivable which is included in Current other receivables, net - Tax credits.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2011					As of
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2010
Tax loss carryforwards	—	2	—	—	2	1
Allowance for doubtful accounts	35	35	1	—	71	49
Provisions	243	101	—	—	344	241
Inventory	—	14	—	—	14	8
Termination benefits	66	—	—	—	66	54
Deferred revenues on connection fees	33	6	—	—	39	35
Other deferred tax assets	36	11	—	—	47	52
Total deferred tax assets	413	169	1	—	583	440
PP&E and intangible assets	(116)	(322)	(3)	(1)	(442)	(330)
Inflation adjustments (i)	(299)	(4)	1	—	(302)	(336)
Other deferred tax liabilities	—	(28)	—	—	(28)	(5)
Total deferred tax liabilities	(415)	(354)	(2)	(1)	(772)	(671)
Subtotal net deferred tax liabilities	(2)	(185)	(1)	(1)	(189)	(231)
- Valuation allowance	—	(ii) (21)	—	—	(21)	(16)
Net deferred tax liabilities	(2)	(206)	(1)	(1)	(210)	(247)

(i)             Mainly related to inflation adjustment on PP&E and intangible assets for financial reporting purposes booked prior to the adoption of IFRS and included in the deemed cost of long lived assets.

(ii)          Includes (1) corresponding to Springville.

As of December 31, 2011, the Company had tax loss carryforward of $2 expiring in 2011.

Income tax expense for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	Year ended December 31, 2011
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(379)	(1,039)	(16)	—	(1,434)
Deferred tax benefit (expense)	99	(58)	2	1	44
Valuation allowance	—	(5)	—	—	(5)
Income tax expense	(280)	(1,102)	(14)	1	(1,395)

	Year ended December 31, 2010
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(408)	(655)	(4)	—	(1,067)
Deferred tax benefit (expense)	79	(79)	(6)	—	(6)
Valuation allowance	—	(3)	—	—	(3)
Income tax expense	(329)	(737)	(10)	—	(1,076)

	Year ended December 31, 2009
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(301)	(511)	(6)	—	(818)
Deferred tax benefit (expense)	29	(6)	—	(1)	22
Valuation allowance	—	(2)	—	—	(2)
Income tax expense	(272)	(519)	(6)	(1)	(798)

Income tax expense for the years ended December 31, 2011, 2010 and 2009 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2011	2010	2009
Pre-tax income	3,937	3,025	2,215
Non taxable items — Other income from investments	—	—	(13)
Non taxable items — Other	17	42	44
Subtotal	3,954	3,067	2,246
Weighted statutory income tax rate (*)	34.7%	34.4%	34.3%
Income tax expense at weighted statutory tax rate	(1,373)	(1,054)	(771)
Other changes in tax assets and liabilities	(17)	(19)	(6)
Law No. 26,476 Tax Regularization Regime	—	—	(19)
Changes in valuation allowance	(5)	(3)	(2)
	(1,395)	(1,076)	(798)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 40%, 34% and 21%, respectively.

Note 15 — Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2011	2010
Current
VAT, net	129	126
Tax on SU (Note 2.d)	85	206
Tax withholdings	85	69
Internal taxes	50	40
Turnover tax	40	40
Regulatory fees	40	31
Municipal taxes	13	8
Retention Decree No.583/10 ENARD	8	5
Other	7	6
	457	531

Note 16 — Other liabilities

Other liabilities consist of the following:

	As of December 31,
	2011	2010
Current
Guarantees received	8	9
Other	22	22
	30	31
Non-current
Pension benefits	23	22
Legal fees	11	11
Vendor guarantees on third parties claims	34	—
Other	4	6
	72	39
Total other liabilities	102	70

Movements in the pension benefits are as follows:

	As of December 31,
	2011	2010
At January 1	22	11
Service cost (*)	2	2
Interest cost (*)	5	2
Actuarial loss (gain) (*)	(6)	7
At December 31,	23	22

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

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2011, the Company has established provisions in an aggregate amount of $1,045 to cover potential losses under these claims ($90 for regulatory contingencies deducted from assets and $955 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2011, these restricted funds totaled $46 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of December	Additions (iii)				Balances as of December	Additions (iii)				Balances as of December
	31, 2009	Capital	Interest	Reclassifications	Uses	31, 2010	Capital	Interest	Reclassifications	Uses	31, 2011
Current
Provision for civil and commercial proceedings	12	—	—	21	(8)	25	—	—	1	(10)	16
Provision for labor claims	54	—	—	12	(28)	38	—	—	135	(45)	128
Provision for regulatory, tax and other matters claims	7	—	—	(6)		1	—	—	29	(1)	29
Total current provisions	73	—	—	27	(36)	64	—	—	165	(56)	173
Non-current
Provision for civil and commercial proceedings	92	5	9	(19)	—	87	15	16	(1)	—	117
Provision for labor claims	97	51	19	(12)	—	155	129	71	(135)	—	220
Provision for regulatory, tax and other matters claims	185	61	42	6	—	294	81	25	(16)	—	384
Asset retirement obligations	44	3	4	—	(6)	45	12	4	—	—	61
Total non-current provisions	418	120	74	(25)	(6)	581	237	116	(152)	—	782

Total provisions	491	120	74	(i) 2	(42)	645	237	116	(ii) 13	(56)	955

(i)       $2 was reclassified from Other receivables, net — Allowance for regulatory proceedings.

(ii)      Includes a reclassification of $13 from current liabilities.

(iii)    The breakdown of the additions (including the allowances for regulatory contingencies detailed in Note 6) is the following:

	Years ended December 31,
	2011	2010	2009
Provisions - capital	225	117	78
Provisions - capital (included in PP&E)	12	3	3
Provisions - capital (reversal related to Law No. 26,476)	—	—	(36)
Allowance for regulatory contingencies - capital (Note 6)	—	13	6
Subtotal	237	133	51
Interest on Provisions (Note 24)	112	70	80
Interest on asset retirement obligations	4	4	4
Total	353	207	135

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

In order to defend its rights, the Company filed various appeals against these unfavorable decisions. Up to date, the National Supreme Court of Justice has denied the first extraordinary appeals. It should be noted that the abovementioned ruling of the Supreme Court on the case against Telefónica has created a judicial precedent that, in the opinion of the legal counsel of the Company, increases the probability that the Company has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay —licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the condemnation amounts (percentage of profit sharing, status of limitation, distribution method between the beneficiaries of the program). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

As of December 31, 2011, the management of the Company, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

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

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2011, the Management of the Company, with the aid of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position, liquidity or results of operations. In accordance with IAS 37, no provisions have been established for the outcome of these actions.

Contingent liabilities other than remote

In November 2011, Personal was notified of a lawsuit filed by the Financial Consumers Defense Association (Consumidores Financieros Asociación Civil para su defensa) claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The lawsuit demands: Personal to i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay interest equal to the lending rate charged by the Banco de la Nación Argentina in addition to the claims mentioned in i) and ii); and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorse Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Currently, Personal is quantifying the risk involved in this contingency. Although Personal believes there are strong defense arguments for which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claim as possible until a judgment is rendered.

Note 18 — Commitments

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $2,910 as of December 31, 2011 (of which $244 and $1 corresponds to PP&E and intangible assets commitments, respectively), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) and d) below.

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

(d) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay.

Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding, by means of an approximate investment of $18 (which was fully completed), of which $12 were subsidized by the CONATEL. The CONATEL has disbursed approximately $9. The works were completed and the CONATEL is conducting the final inspection, without having yet given its report.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $7(which, at the date of issuance of these consolidated financial statements, are completed over than 70%), of which $5 will be subsidized by the CONATEL. The CONATEL has disbursed approximately $1 related to this bidding.

CONATEL’s disbursements amounting to $10 were included under “Deferred revenues” item line, corresponding $8 and $2 to current and non-current deferred revenues, respectively.

Note 19 — Equity

Equity includes:

	As of December 31,
	2011	2010
Equity attributable to owners of the Parent	8,021	6,404
Equity attributable to non-controlling interest	144	107
Total equity (*)	8,165	6,511

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The composition of the capital stock at December 31, 2011 is the following:

Authorized, issued and outstanding shares
Class “A” Shares	502,034,299
Class “B” Shares	477,753,405
Class “C” Shares	4,593,274
Total	984,380,978

At December 31, 2011, all the shares are fully paid. Common shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only 440,920,997 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

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

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. At December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” ordinary shares into the same amount of Class “B” ordinary shares in one or more tranches, be delegated to the Board of Directors.

By means of this, Telecom Argentina requested from the CNV and the BCBA the transfer of authorization for public offering and trading due to conversion, in a first Tranche, of 3,281,265 Class “C” shares into an equal amount of Class “B” shares. As of the date of issuance of these consolidated financial statements, the CNV has granted the authorization.

Note 20 — Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2011 and 2010, in accordance with the categories established by IFRS 9, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

		Fair value
As of December 31, 2011	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,809	9	—	2,818
Investments	—	1	—	1
Trade receivables, net	1,820	—	—	1,820
Other receivables, net (2)	131	—	—	131
Total	4,760	10	—	4,770

Liabilities
Trade payables	3,407	—	—	3,407
Financial debt	134	—	—	134
Salaries and social security payables	672	—	—	672
Other liabilities (2)	79	—	—	79
Total	4,292	—	—	4,292

		Fair value
As of December 31, 2010	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	1,385	—	—	1,385
Investments	2	1	—	3
Trade receivables, net	1,463	—	—	1,463
Other receivables, net (2)	207	—	—	207
Total	3,057	1	—	3,058

Liabilities
Trade payables	2,736	—	—	2,736
Financial debt	163	—	—	163
Salaries and social security payables	500	—	—	500
Other liabilities (2)	48	—	—	48
Total	3,447	—	—	3,447

(1)  Includes $102 and $119 as of December 31, 2011 and 2010, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2)  Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category — Year 2011

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	302	235
Financial liabilities at amortized cost	(113)	(29)
Financial assets at fair value through profit or loss	8	—
Financial liabilities at fair value through other comprehensive income (loss)	—	—
Financial liabilities at fair value through profit or loss	(1)	—
Total	196	206

Gains and losses by category — Year 2010

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	185	159
Financial liabilities at amortized cost	(185)	(119)
Financial assets at fair value through profit or loss	7	—
Financial liabilities at fair value through other comprehensive income (loss)	(63)	—
Financial liabilities at fair value through profit or loss	(5)	—
Total	(61)	40

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

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

-                    Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-                    Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-                    Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2011 and 2010, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The amount as of December 31, 2011 is $9. As of December 31, 2010 the Company had no mutual funds. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Trade payables - Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): During October 2011, Personal entered into several Non-Deliverable Forward (“NDF”) contracts to purchase US dollars amounting to US$12.7 million, maturing December 2011 and March 2012, in order to hedge its exposure to US dollar fluctuations related to trade payables. The Company designated these NDF contracts as effective cash flow hedges. As their fair value was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2011 and 2010 there were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2011 and 2010 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

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

Financial debt (except for NDF)

As of December 31, 2011 and 2010, the fair value of the Company’s financial debt approximates its fair value and it was $134 and $163, respectively.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the statement of financial position approximates its fair value.

Other receivables, net and other liabilities (except for NDF)

The carrying amount of other receivables, net and other liabilities reported in the statement of financial position approximates its fair value.

Hedge accounting

For transactions designated and qualifying for hedge accounting, Telecom Argentina documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

As part of its hedging policy, the Telecom Group has entered into the following derivatives:

1)         NDF contracts to purchase foreign currency for accounts payable during 2011 and 2010

During October 2011, Personal entered into several NDF contracts to purchase a total amount of US$40 million maturing December 2011 in order to hedge its exposure to US dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

During October 2011, Personal also entered into several NDF contracts amounting to US$12.7 million (maturing December 2011 and March 2012), in order to hedge its exposure to US dollar fluctuations related to accounts payable. The Company designated these NDF contracts as effective cash flow hedges. As of December 31, 2011, US$6.4 million were outstanding and the changes in the fair value of these NDF (a debt amounting to $0.1 and included in Trade payables) were recognized in Other comprehensive income.

During January 2010, Personal entered into several NDF contracts amounting to US$30.2 million (maturing January through December 2010), in order to hedge its exposure to US dollar fluctuations related to accounts payable. The Company designated these NDF contracts as effective cash flow hedges.

2)         NDF contracts to purchase foreign currency for Notes during 2010

During January 2010, Personal entered into several NDF contracts amounting to US$72 million in order to hedge its exposure to US dollar fluctuations with respect to its Notes, maturing in December 2010. Personal designated these NDF contracts as effective cash flow hedges.

Note 21 — Revenues

The Company discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2011, 2010 and 2009, the customers by segment (unaudited) were the following:

	December 31,
	2011	2010	2009
Fixed customer lines	4,057,000	4,019,000	3,967,000
ADSL subscribers	1,550,000	1,380,000	1,214,000
Personal mobile services customers	18,193,000	16,333,000	14,475,000
Núcleo mobile services customers	2,149,000	1,878,000	1,806,000

In addition to service revenues, the table below also discloses the equipment sales and other income:

	Years ended December 31,
	2011	2010	2009
Voice	3,104	2,898	2,797
Data	583	488	393
Internet	1,553	1,204	926
Equipment (excluding network construction contracts)	64	56	43
Network construction contracts	25	14	—
Total Fixed services	5,329	4,660	4,159
Voice	5,727	5,095	4,507
Data	4,482	2,997	2,150
Internet	774	391	173
Equipment	1,472	1,018	796
Total Personal mobile services	12,455	9,501	7,626
Voice	353	254	241
Data	251	156	106
Internet	84	48	32
Equipment	26	8	6
Total Núcleo mobile services	714	466	385
	18,498	14,627	12,170

Other income consists of the following:

	Years ended December 31,
	2011	2010	2009
Penalties collected from suppliers	27	15	16
Gain on the sale of PP&E	22	7	13
Other	6	10	5
	55	32	34

Note 22 — Operating expenses

Operating expenses disclosed by nature of expense amounted to $14,696, $11,497 and $9,588 for the years ended December 31, 2011, 2010 and 2009, respectively.

The main components of the operating expenses are the following:

Employee benefit expenses and severance payments

	Years ended December 31,
	2011	2010	2009
Wages and salaries	(1,857)	(1,429)	(1,153)
Social security expenses	(538)	(417)	(327)
Severance indemnities and termination benefits	(153)	(94)	(65)
Training costs	(8)	(9)	(10)
Other employee benefits	(53)	(26)	(17)
	(2,609)	(1,975)	(1,572)

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2011	2010	2009
Fixed telephony interconnection costs	(190)	(196)	(180)
Cost of international outbound calls	(150)	(134)	(152)
Lease of circuits	(169)	(143)	(139)
Mobile services - charges for roaming	(241)	(199)	(167)
Mobile services - charges for TLRD	(753)	(705)	(723)
	(1,503)	(1,377)	(1,361)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2011	2010	2009
Maintenance of hardware and software	(235)	(157)	(110)
Technical maintenance	(101)	(94)	(99)
Maintenance of buildings, vehicles and other assets	(178)	(126)	(97)
Service connection fees for fixed lines and Internet lines	(116)	(106)	(113)
Service connection fees capitalized as SAC (Note 3.i)	5	5	9
Service connection fees capitalized as Intangible assets (Note 3.i)	22	18	19
Other maintenance costs	(232)	(242)	(190)
Call center fees	(477)	(318)	(224)
Call center fees capitalized as SAC (Note 3.i)	6	4	4
Fees for IT services	(92)	(93)	(76)
Cleaning and security fees	(118)	(96)	(81)
Other fees for services	(173)	(111)	(105)
Directors and Supervisory Committee’s fees	(13)	(10)	(8)
	(1,702)	(1,326)	(1,071)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2011	2010	2009
Turnover tax	(823)	(657)	(519)
Taxes with the Regulatory Authority	(425)	(330)	(260)
Tax on deposits to and withdrawals from bank accounts	(166)	(135)	(107)
Municipal taxes	(98)	(76)	(68)
Other taxes	(83)	(56)	(57)
	(1,595)	(1,254)	(1,011)

Commissions

	Years ended December 31,
	2011	2010	2009
Agent commissions	(1,019)	(705)	(600)
Agent commissions capitalized as SAC (Note 3.i)	248	137	121
Distribution of prepaid cards commissions	(458)	(338)	(274)
Collection commissions	(220)	(171)	(142)
Other commissions	(66)	(64)	(47)
	(1,515)	(1,141)	(942)

Advertising

	Years ended December 31,
	2011	2010	2009
Media advertising	(377)	(272)	(223)
Fairs and exhibitions	(108)	(77)	(65)
Customer rewards	(24)	(23)	(14)
Market research and other costs	(32)	(22)	(20)
Other advertising costs	(58)	(47)	(35)
	(599)	(441)	(357)

Other operating expenses

	Years ended December 31,
	2011	2010	2009
Transportation, freight and travel expenses	(299)	(239)	(210)
Delivery costs capitalized as SAC (Note 3.i)	17	13	13
Rental expense	(170)	(146)	(109)
Cost of mobile value added services	(178)	(142)	(94)
Energy, water and others	(160)	(131)	(111)
International and satellite connectivity	(109)	(97)	(81)
Other	(65)	(73)	(52)
	(964)	(815)	(644)

D&A

	Years ended December 31,
	2011	2010	2009
Depreciation of PP&E	(1,538)	(1,302)	(1,098)
Amortization of SAC and service connection costs	(602)	(387)	(428)
Amortization of other intangible assets	(18)	(23)	(19)
	(2,158)	(1,712)	(1,545)

As required by the Argentine Corporations Law, the operating expenses disclosed by function are as follows:

	Years ended December 31,
	2011	2010	2009
Cost of sales and services	(9,110)	(7,352)	(6,243)
General and administrative expenses	(695)	(530)	(466)
Selling expenses	(4,666)	(3,485)	(2,831)
Provisions	(225)	(130)	(48)
	(14,696)	(11,497)	(9,588)

Operating leases

Future minimum lease payments as of December 31, 2011, 2010 and 2009 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2009	86	185	4	275
2010	193	259	23	475
2011	214	409	90	713

Note 23 — Operating income

	Years ended December 31,
	2011	2010	2009
Operating income from services and other income
Revenues and other income	16,966	13,563	11,359
Operating expenses	(10,881)	(8,578)	(7,137)
Operating income before D&A (a)	6,085	4,985	4,222
D&A (b)	(2,158)	(1,712)	(1,545)
Operating income from services	3,927	3,273	2,677
Operating loss from equipment sales
Revenues	1,587	1,096	845
Cost of equipments and handsets	(1,657)	(1,207)	(906)
Operating loss before D&A from equipment sales (c)	(70)	(111)	(61)

Total operating income	3,857	3,162	2,616
Consolidated operating income
Operating income before D&A (a)+(c)	6,015	4,874	4,161
D&A (b)	(2,158)	(1,712)	(1,545)
Total operating income	3,857	3,162	2,616

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2011	Fixed services	Mobile services	Total consolidated
Services and other revenues
Third party revenues	5,280	11,686	16,966
Intersegment revenues	885	97	982
Third party operating expenses	(4,458)	(6,423)	(10,881)
Intersegment operating expenses	(97)	(885)	(982)
Operating income before D&A from services (1)	1,610	4,475	6,085

Equipments and handsets sales
Third party revenues	89	1,498	1,587
Third party operating expenses	(59)	(1,598)	(1,657)
Operating income (loss) from equipments and handsets sales (2)	30	(100)	(70)
Total operating income before D&A (3)=(1)+(2)	1,640	4,375	6,015

D&A (4)	(818)	(1,340)	(2,158)
Operating income (5)=(3)-(4)	822	3,035	3,857

Net effect of the intersegment eliminations (6)	(788)	788	—

Net segment contribution to the Operating income before D&A (7)=(3)+(6)	852	5,163	6,015
Net segment contribution to the Operating income (8)=(5)+(6)	34	3,823	3,857

Year ended December 31, 2010	Fixed services	Mobile services	Total consolidated
Services and other revenues
Third party revenues	4,610	8,953	13,563
Intersegment revenues	739	61	800
Third party operating expenses	(3,609)	(4,969)	(8,578)
Intersegment operating expenses	(61)	(739)	(800)
Operating income before D&A from services (1)	1,679	3,306	4,985

Equipments and handsets sales
Third party revenues	70	1,026	1,096
Third party operating expenses	(55)	(1,152)	(1,207)
Operating income (loss) from equipments and handsets sales (2)	15	(126)	(111)
Total operating income before D&A (3)=(1)+(2)	1,694	3,180	4,874

D&A (4)	(776)	(936)	(1,712)
Operating income (5)=(3)-(4)	918	2,244	3,162

Net effect of the intersegment eliminations (6)	(678)	678	—

Net segment contribution to the Operating income before D&A (7)=(3)+(6)	1,016	3,858	4,874
Net segment contribution to the Operating income (8)=(5)+(6)	240	2,922	3,162

Year ended December 31, 2009	Fixed services	Mobile services	Total consolidated
Services and other revenues
Third party revenues	4,143	7,216	11,359
Intersegment revenues	687	44	731
Third party operating expenses	(3,064)	(4,073)	(7,137)
Intersegment operating expenses	(44)	(687)	(731)
Operating income before D&A from services (1)	1,722	2,500	4,222

Equipments and handsets sales
Third party revenues	43	802	845
Third party operating expenses	(46)	(860)	(906)
Operating loss from equipments and handsets sales (2)	(3)	(58)	(61)
Total operating income before D&A (3)=(1)+(2)	1,719	2,442	4,161

D&A (4)	(721)	(824)	(1,545)
Operating income (5)=(3)-(4)	998	1,618	2,616

Net effect of the intersegment eliminations (6)	(643)	643	—

Net segment contribution to the Operating income before D&A (7)=(3)+(6)	1,076	3,085	4,161
Net segment contribution to the Operating income (8)=(5)+(6)	355	2,261	2,616

Note 24 — Finance income and expenses

	Years ended December 31,
	2011	2010	2009
Interest on cash equivalents	167	99	69
Interest on investments	1	1	2
Interest on receivables	66	58	49
Gains on Mutual Funds	8	7	10
Foreign currency exchange gains	67	26	103
Gain on discounting of other liabilities	—	—	21
Other	1	1	2
Total finance income	310	192	256
Interest on financial debt	(16)	(76)	(145)
Interest on taxes and accounts payable	(4)	(11)	(19)
Interest on provisions	(112)	(70)	(80)
Interest on termination benefits	(8)	(27)	(8)
Loss on discounting of other liabilities	(5)	(7)	—
Foreign currency exchange losses	(84)	(64)	(310)
Loss on derivatives	(1)	(68)	(103)
Loss on purchase of Notes	—	(2)	(2)
Other	—	(4)	(3)
Total finance expenses	(230)	(329)	(670)
Total finance income (expenses), net	80	(137)	(414)

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

For financial years 2011, 2010 and 2009, the weighted average of shares outstanding totaled 984,380,978 shares.

Note 26 — Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•    market risk: stemming from changes in exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed. As regards to changes in interest rates, as of December 31, 2011 the Company had no outstanding floating rate borrowings. Therefore, the Company is not currently exposed to significant fluctuations in the cash flows of its debt obligations.

•    credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•    liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•    the definition of guidelines for directing operations;

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

As of December 31, 2011 and 2010, Telecom Argentina and Personal have no financial debt outstanding. However, both companies and Núcleo have commercial debt nominated in USD. Additionally, Núcleo’s financial debt is denominated in guaraníes, its functional currency at fixed rates.

Additionally the Company has cash and cash equivalents denominated in USD (approximately 29% of total investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. As of December 31, 2011, Personal had US$6.4 million outstanding in NDF contracts, in order to hedge its exposure to US dollar fluctuations related to accounts payable.

The following table shows a breakdown of Telecom Argentina’s assessed financial position exposure to currency risk as of December 31, 2011 and 2010.

12.31.11

Amount of foreign currency (1)		Amount in local currency
US$	(136)	(592)
G	(182,167)	(171)
EURO	(16)	(90)
SDR	2	14
$U	2	1
Net debt		(838)

12.31.10

Amount of foreign currency (1)		Amount in local currency
US$	(219)	(863)
G	(219,789)	(194)
EURO	(12)	(64)
SDR	1	8
$U	9	2
Net debt		(1,111)

(1) US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on Other comprehensive income. A description on the sensitivity analysis of exchange rate and interest rate risks is given below:

Exchange rate risk — Sensitivity analysis

Management estimates, based on the composition of the statement of financial position as of December 31, 2011, that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $20 of the consolidated amounts of foreign currency position. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk — Sensitivity analysis

As of December 31, 2011 and 2010, the Company had no outstanding floating rate borrowings. Therefore, the Company is not currently exposed to significant cash flow risk in this connection.

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

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	516	—	516
Total not due	2,818	1	1,304	131	4,254
Total as of December 31, 2011	2,818	1	1,820	131	4,770

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $516 at December 31, 2011 ($385 at December 31, 2010).Further details are provided in Note 5.

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Company evaluates the outstanding credit of the counterparty and the levels of investment, based on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

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

The Company maintains a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Company has consolidated cash and cash equivalents amounting to $2,818 (equivalent to US$660 million) as of December 31, 2011 (in 2010, $1,385 equivalent to US$352 million).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 115	—	—	—	115
First quarter 2012	3,282	5	344	20	3,651
Second quarter 2012	10	8	111	9	138
Third quarter 2012	—	5	67	1	73
Fourth quarter 2012	—	11	15	—	26
January 2013 thru December 2013	—	57	45	51	153
January 2014 thru December 2014	—	68	38	2	108
January 2015 and thereafter	—	8	82	—	90
	3,407	162	702	83	4,354

(*) At the date of issuance of these consolidated financial statements, $56 was paid.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2011 and 2010.

The Company does not have to comply with regulatory capital adequacy requirements.

Note 27 — Related party transactions

(a) Controlling group

As of December 31, 2011, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

As of December 31, 2011 Nortel’s ordinary shares (74% of the capital stock) were owned by Sofora.

During 2003, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel and Telecom Argentina, including Personal, was executed. On August 5, 2010, such Shareholders’ Agreement was modified as a consequence of the TI-W Commitment assumed by the shareholders of Sofora before the Argentine Antitrust Commission (or the “CNDC”), that introduced, on October 13, 2010 and on March 9, 2011, new modifications. Additional information on this New Shareholders’ Agreement can be reviewed at www.cnv.gob.ar (section “Autopista de Información Financiera”).

During the first quarter of 2011, the Telecom Italia Group entered into two share purchase agreements which consist of the following:

1) In January 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) finalized the purchase of the 8% of Nortel’s total Class B Preferred Shares (without voting rights).

2) In March 2011, W de Argentina - Inversiones S.L. agreed to sell common shares of Sofora representing 10% of Sofora’s share capital, to Telecom Italia International NV. Consequently, as of December 31, 2011, 68% of Sofora’s shares are owned by the Telecom Italia Group and 32% by W de Argentina - Inversiones S.L.

As a result of these transactions plus subsequent purchases of the Company’s shares in the public market, the economic interest of Telecom Italia Group in Telecom Argentina increased from 16.2% to 22.7%.

The transaction abovementioned in 2) does not alter or modify (i) the governance rights of the Telecom Group set forth in the shareholders’ agreement between the Telecom Italia Group and W de Argentina — Inversiones S.L., nor (ii) the commitments assumed by the Telecom Italia Group before the Argentine antitrust authorities (see b) below). However, the Telecom Italia Group and W de Argentina - Inversiones S.L. made presentations to the CNDC and the SC in connection with this transaction.

(b) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”)”. It must be mentioned that on December 22, 2009, Sintonia S.A. (Benetton) retired from the referred consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. In accordance with the last public statement available as of September 30, 2011, such participation is currently 22.4% of Telecom Italia S.p.A.’s voting shares. After the Telco Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom Argentina and its subsidiaries.

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

b)  Amend the 2003 Sofora’s Shareholders Agreement, including, among others, certain measures to guarantee a more efficient corporate governance of the Telecom Group. For such purposes a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and it will exercise its functions for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in our country and maintains any direct or indirect participation in the Telecom Italia Group and hold similar rights to those provided in the Telco Transaction;

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

The following is a summary of the balances and transactions with related parties as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, respectively:

		As of December	As of December
	Type of related party	31, 2011	31, 2010
Cash and cash equivalents
Standard Bank S.A. (a)	Other related party	69	—
		69	—
Trade receivables, net
Fixed services
Standard Bank S.A. (a)	Other related party	1	4
Caja de Seguros S.A. (a)	Other related party	—	1
TIM Participações S.A. (b)	Other related party	—	1
Telecom Italia Sparkle S.p.A. (b) (c)	Other related party	—	4
		1	10
Personal mobile services
Caja de Seguros S.A. (a)	Other related party	10	—
TIM Participações S.A. (b)	Other related party	1	3
		11	3
Total trade receivables, net		12	13
Other receivables, net
Sofora	Direct Parent company	1	—
		1	—
Trade payables
Caja de Seguros S.A. (a)	Other related party	10	7
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Other related party	4	3
Italtel Group (b) (d)	Other related party	59	46
Telecom Italia S.p.A. (b)	Parent company	30	11
Telecom Italia Sparkle S.p.A. (b) (c)	Other related party	4	2
Latin American Nautilus Ltd. (b) (c)	Other related party	3	32
Latin American Nautilus USA Inc. (b)	Other related party	3	5
TIM Participações S.A. (b)	Other related party	2	—
Latin American Nautilus Argentina S.A. (b)	Other related party	2	4
		117	110

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2011	2010	2009
Caja de Seguros S.A. (a)	Others	Other related party	57	19	2
Standard Bank (a)	Others	Other related party	22	13	9
Telecom Italia Sparkle S.p.A. (b) (c)	International inbound calls	Other related party	19	11	9
TIM Participações S.A. (b)	Roaming	Other related party	10	16	12
Telecom Italia S.p.A. (b)	Roaming	Parent company	2	5	7
Latin American Nautilus Ltd. (b)	International inbound calls	Other related party	—	1	—
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	1	—	1
Total services rendered			111	65	40

	Transaction		Years ended December 31,
Services received	description	Type of related party	2011	2010	2009
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	Other related party	(26)	(21)	(13)
Caja de Seguros S.A. (a)	Insurance	Other related party	(11)	(8)	(5)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	Other related party	(4)	(2)	(2)
Latin American Nautilus Ltd. (b).(c)	International inbound calls and data	Other related party	(84)	(60)	—
Italtel Group (b) (d)	Maintenance, materials and supplies	Other related party	(55)	(23)	—
Telecom Italia Sparkle S.p.A. (b) (c)	International outbound calls and others	Other related party	(32)	(32)	(75)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Parent company	(30)	(20)	(27)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(9)	(3)	(6)
TIM Participações S.A. (b)	Roaming	Other related party	(7)	(7)	(7)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(6)	(6)	(4)
Etec S.A. (b) (e)	International outbound calls	Other related party	—	(11)	(7)
Total services received			(264)	(193)	(146)

	Transaction		Years ended December 31,
	description	Type of related party	2011	2010	2009
Finance income (expense)
Standard Bank (a)	Interest	Other related party	4	2	3
Standard Bank (a)	Loss on derivatives	Other related party	—	(12)	(9)
Nortel S.A.	Interest	Direct Parent company	—	1	2
Total finance expense			4	(9)	(4)

		Years ended December 31,
	Type of related party	2011	2010	2009
Purchases of PP&E and intangible assets
Italtel Group (b) (d)	Other related party	66	14	—
Telecom Italia S.p.A. (b)	Parent company	—	—	1
Latin American Nautilus Ltd.(b)	Other related party	—	—	11
Latin American Nautilus Argentina S.A.(b)	Other related party	—	—	1
Total purchases of PP&E and intangible assets		66	14	13

		As of December	As of December
Commitments	Type of related party	31, 2011	31, 2010
	Parent Company	6	1
	Other related parties	278	193
		284	194

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

(e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $54, $47 and $33 for the years ended December 31, 2011, 2010 and 2009, respectively, and were recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2011	2010	2009
Salaries (*)	19	15	14
Variable compensation (*)	22	20	11
Social security contributions	11	9	6
Termination benefits	2	3	2
	54	47	33

(*) Gross compensation. Social security and income tax retentions are in charge of the employee.

As of December 31, 2011, 2010 and 2009, respectively, an amount of $28, $21 and $13 remained unpaid.

Note 28 — Segment information

The Company conducts its business through six legal entities each one has been identified as an operating segment.

The Company has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2011, 2010 and 2009 was as follows:

For the year ended December 31, 2011

•             Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues (1)	6,254	12,563	718	13,281	(982)	18,553
Employee benefit expenses and severance payments	(1,949)	(605)	(55)	(660)	—	(2,609)
Interconnection costs and other telecommunication charges	(497)	(1,618)	(118)	(1,736)	730	(1,503)
Fees for services, maintenance, materials and supplies	(815)	(949)	(64)	(1,013)	126	(1,702)
Taxes and fees with the Regulatory Authority	(367)	(1,205)	(23)	(1,228)	—	(1,595)
Commissions	(139)	(1,353)	(84)	(1,437)	61	(1,515)
Cost of equipments and handsets	(59)	(1,585)	(13)	(1,598)	—	(1,657)
Advertising	(154)	(400)	(45)	(445)	—	(599)
Provisions	(164)	(61)	—	(61)	—	(225)
Bad debt expenses	(28)	(134)	(7)	(141)	—	(169)
Other operating expenses	(442)	(542)	(45)	(587)	65	(964)
Operating income before D&A	1,640	4,111	264	4,375	—	6,015
Depreciation of PP&E	(731)	(686)	(121)	(807)	—	(1,538)
Amortization of SAC and service connection costs	(70)	(503)	(29)	(532)	—	(602)
Amortization of other intangible assets	(17)	(1)	—	(1)	—	(18)
Operating income	822	2,921	114	3,035	—	3,857
Financial results, net	(27)	118	(11)	107	—	80
Net income before income tax expense	795	3,039	103	3,142	—	3,937
Income tax expense, net	(279)	(1,102)	(14)	(1,116)	—	(1,395)
Net income	516	1,937	89	2,026	—	2,542

Net income attributable to owners of the Parent	2,513
Net income attributable to non-controlling interest	29
2,542

(1)

Service revenues	5,240	10,983	688	11,671	—	16,911
Equipment sales	89	1,472	26	1,498	—	1,587
Other income	40	15	—	15	—	55
Subtotal third party revenues	5,369	12,470	714	13,184	—	18,553
Intersegment revenues	885	93	4	97	(982)	—
Total revenues	6,254	12,563	718	13,281	(982)	18,553

•             Balance sheet information

PP&E, net	4,886	2,740	621	3,361	—	8,247
Intangible assets, net	385	1,078	25	1,103	—	1,488
Capital expenditures on PP&E (a)	1,187	997	134	1,131	—	2,318
Capital expenditures on intangible assets (b)	176	661	37	698	—	874
Total capital expenditures (a)+ (b)	1,363	1,658	171	1,829	—	3,192
Total additions on PP&E and intangible assets	1,530	1,658	171	1,829	—	3,359
Net financial asset (debt)	833	1,969	(118)	1,851	—	2,684

•             Geographic information

	Total revenues		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	17,794	17,513	9,208
Abroad	759	1,040	661
Total	18,553	18,553	9,869

For the year ended December 31, 2010

•             Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues (1)	5,419	9,571	469	10,040	(800)	14,659
Employee benefit expenses and severance payments	(1,502)	(433)	(40)	(473)	—	(1,975)
Interconnection costs and other telecommunication charges	(456)	(1,428)	(77)	(1,505)	584	(1,377)
Fees for services, maintenance, materials and supplies	(679)	(691)	(52)	(743)	96	(1,326)
Taxes and fees with the Regulatory Authority	(304)	(934)	(16)	(950)	—	(1,254)
Commissions	(100)	(1,051)	(45)	(1,096)	55	(1,141)
Cost of equipments and handsets	(55)	(1,139)	(13)	(1,152)	—	(1,207)
Advertising	(142)	(266)	(33)	(299)	—	(441)
Provisions	(71)	(59)	—	(59)	—	(130)
Bad debt expenses	(24)	(92)	(3)	(95)	—	(119)
Other operating expenses	(392)	(456)	(32)	(488)	65	(815)
Operating income before D&A	1,694	3,022	158	3,180	—	4,874
Depreciation of PP&E	(687)	(529)	(86)	(615)	—	(1,302)
Amortization of SAC and service connection costs	(68)	(311)	(8)	(319)	—	(387)
Amortization of other intangible assets	(21)	(1)	(1)	(2)	—	(23)
Operating income	918	2,181	63	2,244	—	3,162
Financial results, net	3	(129)	(11)	(140)	—	(137)
Net income before income tax expense	921	2,052	52	2,104	—	3,025
Income tax expense, net	(329)	(737)	(10)	(747)	—	(1,076)
Net income	592	1,315	42	1,357	—	1,949

Net income attributable to owners of the Parent	1,935
Net income attributable to non-controlling interest	14
1,949

(1)

Service revenues	4,590	8,483	458	8,941	—	13,531
Equipment sales	70	1,018	8	1,026	—	1,096
Other income	20	12	—	12	—	32
Subtotal third party revenues	4,680	9,513	466	9,979	—	14,659
Intersegment revenues	739	58	3	61	(800)	—
Total revenues	5,419	9,571	469	10,040	(800)	14,659

•             Balance sheet information

PP&E, net	4,366	2,440	559	2,999	—	7,365
Intangible assets, net	296	921	16	937	—	1,233
Capital expenditures on PP&E (a)	918	815	188	1,003	—	1,921
Capital expenditures on intangible assets (b)	76	475	21	496	—	572
Total capital expenditures (a)+ (b)	994	1,290	209	1,499	—	2,493
Total additions on PP&E and intangible assets	1,087	1,266	181	1,447	—	2,534
Net financial asset (debt)	874	504	(154)	350	—	1,224

•             Geographic information

	Total revenues		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	14,145	13,878	8,108
Abroad	514	781	591
Total	14,659	14,659	8,699

For the year ended December 31, 2009

•             Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues (1)	4,873	7,674	388	8,062	(731)	12,204
Employee benefit expenses and severance payments	(1,213)	(324)	(35)	(359)	—	(1,572)
Interconnection costs and other telecommunication charges	(430)	(1,381)	(74)	(1,455)	524	(1,361)
Fees for services, maintenance, materials and supplies	(601)	(523)	(37)	(560)	90	(1,071)
Taxes and fees with the Regulatory Authority	(270)	(726)	(15)	(741)	—	(1,011)
Commissions	(89)	(869)	(36)	(905)	52	(942)
Cost of equipments and handsets	(46)	(851)	(9)	(860)	—	(906)
Advertising	(118)	(216)	(23)	(239)	—	(357)
Provisions	(16)	(31)	(1)	(32)	—	(48)
Bad debt expenses	(33)	(96)	(2)	(98)	—	(131)
Other operating expenses	(338)	(347)	(24)	(371)	65	(644)
Operating income before D&A	1,719	2,310	132	2,442	—	4,161
Depreciation of PP&E	(636)	(379)	(83)	(462)	—	(1,098)
Amortization of SAC and service connection costs	(68)	(359)	(1)	(360)	—	(428)
Amortization of other intangible assets	(17)	(2)	—	(2)	—	(19)
Operating income	998	1,570	48	1,618	—	2,616
Other income from investments	—	13	—	13	—	13
Financial results, net	(247)	(158)	(9)	(167)	—	(414)
Net income before income tax expense	751	1,425	39	1,464	—	2,215
Income tax expense, net	(273)	(519)	(6)	(525)	—	(798)
Net income	478	906	33	939	—	1,417

Net income attributable to owners of the Parent	1,405
Net income attributable to non-controlling interest	12
1,417

(1)

Service revenues	4,116	6,830	379	7,209	—	11,325
Equipment sales	43	796	6	802	—	845
Other income	27	7	—	7	—	34
Subtotal third party revenues	4,186	7,633	385	8,018	—	12,204
Intersegment revenues	687	41	3	44	(731)	—
Total revenues	4,873	7,674	388	8,062	(731)	12,204

•             Balance sheet information

PP&E, net	4,120	2,193	454	2,647	—	6,767
Intangible assets, net	309	760	3	763	—	1,072
Capital expenditures on PP&E (a)	784	777	102	879	—	1,663
Capital expenditures on intangible assets (b)	82	357	3	360	—	442
Total capital expenditures (a)+ (b)	866	1,134	105	1,239	—	2,105
Total additions on PP&E and intangible assets	960	1,148	105	1,253	—	2,213
Net financial asset (debt)	579	4	(114)	(110)	—	469

•             Geographic information

	Total revenues		Total non-current assets (*)
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	11,777	11,523	7,443
Abroad	427	681	472
Total	12,204	12,204	7,915

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

	2011	2010	2009

Dividends declared and paid by Telecom Argentina during the year ($0.93 and $1.07 peso per share, respectively)	915	1,053	—

Proposed for approval at the Annual General Meeting (not recognized as a liability as at December 31)	—	915	1,053