Form 20-F
period 2012-12-31
TELECOM ARGENTINA SA
filed 2013-04-15
CIK 932470

As filed with the Securities and Exchange Commission on April 15, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class A Ordinary Shares, nominal value P$1.00 each	502,034,299
Class B Ordinary Shares, nominal value P$1.00 each	481,975,958
Class C Ordinary Shares, nominal value P$1.00 each	370,721

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

☐ Yes   ☒ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2012. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2012, Telecom Personal S.A., Núcleo S.A., Springville S.A., Telecom Argentina USA, Inc. and Micro Sistemas S.A. Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Personal’s consolidated subsidiary engaged in the provision of mobile telecommunication services in Paraguay.

Our Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-66 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on February 27, 2013.

Our Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, as included in this report, have been audited by our independent registered public accounting firm.

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

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$4.918 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2012. On April 12, 2013, the exchange rate was P$5.15 = US$1.00.

For the purpose of this Annual Report, “billion” means a thousand million.

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this Annual Report.

The contents of our website and other websites referred to herein are not part of this Annual Report.

This Annual Report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 3 of this Annual Report.

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

These statements reflect the current views of the Management of Telecom Argentina S.A. (the “Company”) with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

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

•                  the final results of the contract renegotiation process with the Argentine government regarding the adjustment to our regulated rates in the fixed services;

•                  the creditworthiness of our actual or potential customers;

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the lack of additional mobile frequency bands;

•                  the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate; and

•                  the effects of increased competition.

Many of these factors are macroeconomic in nature and therefore beyond the control of the Company’s Management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this Annual Report.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission.

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

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority.

AFJP (Administradoras de Fondos de Jubilaciones y Pensiones): Private entities that were in charge of managing the funds of the Private Pension and Retirement System established by Law No. 24,241, until its nationalization in November 2008 pursuant to Law No. 26,425.

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

Argentina: Republic of Argentina.

Argentine Bankruptcy Law: Law No. 24,522, as amended.

Argentine GAAP: Generally Accepted Accounting Principles in Argentina, which we used before the adoption of IFRS.

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

Cell: Geographical portion of the territory covered by a BTS: 850 MHz/1900 MHz.

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

EDGE (Enhanced Data for GSM Evolution): Technology that increases the data transmission rate of the GPRS standard.

ENTel (Empresa Nacional de Telecomunicaciones): National Telecommunications Company which operated the telecommunications system in Argentina prior to the Transfer Date.

FCR: France Cables et Radio S.A.

France Telecom Group: FCR and Atlas Services Belgium S.A., collectively.

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

Flat rate: The rate applied by providers to users accessing the internet. It is usually a fixed monthly rate for a subscription to a specific Internet Service Provider, aside from the number of connection hours to the internet.

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

GSM (Global System for Mobile Communications): A standard for digital mobile technology used worldwide, which works on 900 MHz and 1,800 MHz band.

HSPA (High-Speed Packet Access): Enhanced third-generation mobile telephony communications protocol which allows networks based on UMTS to have higher data transfer speeds and capacity.

HSPA+: Evolved HSPA that uses the spectrum more efficiently, allowing for higher peak data rates in data transmission.

IASB: International Accounting Standards Board.

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

ISP (Internet Service Provider): A vendor who provides access to the Internet and World Wide Web.

Law No. 25,561: Ley de Emergencia Económica y Reforma del Régimen Cambiario: See “Public Emergency Law”.

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

NDF (Non Deliverable Forward): A generic term for a set of derivatives that covers national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in nonconvertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a predetermined price and are typically settled in U.S. dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

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

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SCI (Secretaría de Comercio Interior): Secretary of Internal Commerce.

SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

SEC: The Securities and Exchange Commission of the United States of America.

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

Transfer Date: November 8, 1990, the date on which Telecom Argentina commenced operations upon the transfer from the Argentine government of the telecommunications system in the northern region of Argentina that was previously owned and operated by ENTel.

UMTS (Universal Mobile Telecommunications System): Third-generation mobile communication standard.

Unbundling: A process that allows telephone carriers (other than Telecom Argentina) to lease the last part of the telephone loop that is to say, the copper wire-cable, connecting Telecom Argentina central station to the user’s home, by disconnecting the user from Telecom Argentina terminals and connecting him/her to the telephone carrier’s terminals.

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Public Services Contracts Division.

Universal Service: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Value Added Services: Services that provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its handsets, which include wired or mobile switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct Broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the handsets or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletext; videotext and videotelephone.

W de Argentina—Inversiones: W de Argentina—Inversiones S.L.

WAN (Wide Area Network): A private network that covers a wide geographic area using public telecommunications services.

Wi-Fi: A service for mobile Internet connection and high-speed access.

Wi-Max (Worldwide Interoperability for Microwave Access): A technology that allows mobile access to Broadband telecommunications networks. It is defined by the Wi-Max Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications, which has the purpose to develop, test and promote the interoperability of systems.

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the four-year period ended December 31, 2012.

The selected consolidated income statement data for the years ended December 31, 2012, 2011 and 2010 and the selected consolidated financial position data as of December 31, 2012 and 2011 have been prepared in accordance with IFRS as issued by the IASB (“IFRS”) and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the year ended December 31, 2009 and the selected consolidated financial position data as of December 31, 2010 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included in our Annual Report on Form 20-F for the year ended December 31, 2011, filed on April 30, 2012. The selected consolidated financial position data as of December 31, 2009 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2010 and 2009 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed on June 29, 2011.

Our audited consolidated financial statements as of December 31, 2010 and for the year then ended were the first annual audited financial statements that are fully compliant with IFRS, as issued by the IASB. Before December 31, 2010, our consolidated financial statements were prepared in accordance with Argentine GAAP.  Our financial statements as of December 31, 2009 and for the year then ended, originally issued under Argentine GAAP  have been adjusted to fully comply with IFRS as issued by the IASB, and all of our subsequent audited consolidated financial statements fully comply with IFRS as issued by the IASB.

The mandatory adoption of IFRS for public companies in Argentina was effective for fiscal years beginning January 1, 2012. Therefore, the consolidated financial statements as of December 31, 2011 and 2010 for filing with the CNV were prepared in accordance with Argentine GAAP, which differs in certain respects from IFRS. According to the CNV regulations, financial statements under IFRS for the years 2011 and 2010 were presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2012(1)	2012	2011	2010	2009
	(US$ millions, except per share and per ADS data in US$)	(P$ millions, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	4,513	22,196	18,528	14,652	12,191
Operating expenses (without depreciation and amortization)	(3,177)	(15,626)	(12,535)	(9,785)	(8,043)
Operating expenses - depreciation and amortization	(531)	(2,612)	(2,158)	(1,712)	(1,545)
Gain on disposal of PP&E	2	8	22	7	13
Operating income	807	3,966	3,857	3,162	2,616
Other, net (2)	47	229	80	(137)	(401)
Income tax expense	(298)	(1,463)	(1,395)	(1,076)	(798)
Net income	556	2,732	2,542	1,949	1,417
Net income attributable to Telecom Argentina	546	2,685	2,513	1,935	1,405
Net income attributable to Noncontrolling Interest	10	47	29	14	12

Number of shares outstanding at year-end (in millions of shares)	984	984	984	984	984
Net income per share (basic and diluted) (3)	0.55	2.73	2.55	1.97	1.43
Net income per ADS(4)	2.77	13.64	12.76	9.83	7.14
Dividends per share(5)	0.17	0.82	0.93	1.07	—
Dividends per ADS(5)	0.83	4.10	4.65	5.35	—

FINANCIAL POSITION DATA
Current assets	1,420	6,986	5,450	3,624	2,943
PP&E and intangible assets	2,145	10,549	9,735	8,598	7,839
Other non-current assets	56	274	134	101	77
Total assets	3,621	17,809	15,319	12,323	10,859
Current liabilities	1,196	5,883	5,519	4,510	4,201
Non-current liabilities	360	1,768	1,635	1,302	1,061
Total liabilities	1,556	7,651	7,154	5,812	5,262
Total equity	2,065	10,158	8,165	6,511	5,597
Equity attributable to Telecom Argentina	2,025	9,959	8,021	6,404	5,509
Noncontrolling Interest	40	199	144	107	88

Capital Stock	200	984	984	984	984

(1)         Argentine Peso amounts were translated into U.S. dollars using ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) as of December 31, 2012 (P$4.92 = US$1.00).

(2)         Other, net includes Other income from investments and Finance income and expenses.

(3)         Calculated based on the weighted average number of ordinary shares outstanding during the period.

(4)         Calculated based on 196,876,196 ADSs, which is equivalent to the weighted average number of ordinary shares outstanding during the period.

(5)         U.S. dollar amount was calculated based on the exchange rate prevailing on the dividend payment date.

OTHER SELECTED DATA

	2012	2011	2010	2009
Number of installed fixed lines (thousands)(1)	4,851	4,793	4,689	4,595
Number of fixed lines in service (thousands)(2)	4,128	4,141	4,107	4,060
Fixed lines in service per 100 inhabitants(3)	21	21	21	21
Lines in service per employee	371	373	379	366
ARBU (in P$/month) (national + international)	48.2	45.7	42.8	40.9
Fixed Internet access lines (thousands)	1,629	1,550	1,380	1,214
Arnet subscribers (thousands)	1,622	1,540	1,377	1,184
ARPU/ADSL (access + ISP) (in P$/month)	102.3	87.0	76.1	66.7
Mobile subscribers in Argentina (thousands)	18,975	18,193	16,333	14,475
Subscribers at year-end per employee	3,612	3,774	3,738	3,810
ARPU (in P$/month)	57.7	51.4	44.4	40.7
Mobile subscribers in Paraguay (thousands)(4)	2,301	2,149	1,878	1,806
Subscribers at year-end per employee	5,226	4,944	4,512	4,251
ARPU (in P$/month)	31.6	26.3	22.2	19.5
Telecom Group Headcount(5)	16,808	16,346	15,647	15,330

(1)         Reflects total number of lines available in Switches.

(2)         Includes lines customers, own usage, public telephony and ISDN channels.

(3)         Corresponds to the Northern Region of Argentina.

(4)         Includes Wi-Max Internet customers.

(5)         Includes temporary employees.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign investment and exchange controls in Argentina.”

	High	Low	Average(1)	End of Period

Year Ended December 31, 2008	3.45	3.03	3.18	3.45
Year Ended December 31, 2009	3.85	3.49	3.75	3.80
Year Ended December 31, 2010	3.99	3.84	3.92	3.98
Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Month Ended October 31, 2012	4.77	4.70	4.73	4.77
Month Ended November 30, 2012	4.84	4.77	4.80	4.84
Month Ended December 31, 2012	4.92	4.84	4.88	4.92
Month Ended January 31, 2013	4.98	4.93	4.95	4.98
Month Ended February 28, 2013	5.05	4.98	5.01	5.05
Month Ended March 31, 2013	5.12	5.05	5.09	5.12
April 2013 (through April 12, 2013)	5.15	5.13	5.14	5.15

(1)         Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On April 12, 2013, the exchange rate was P$5.15=US$1.00.

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

Risks Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to the significant devaluation of the peso against major international currencies. Although Argentina has experienced economic growth and political conditions have shown improvement in the last decade, uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others inflation rates, exchange rates, commodity prices and healthy trade and fiscal balances.

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

The Argentine Peso has been subject to significant devaluation in the past and may be subject to fluctuations in the future. In the three-month period ended March 31, 2013, the devaluation of the peso against the U.S. dollar was 4%, according to the exchange rate published by the Banco de la Nación Argentina.

In order to ensure the level of reserves of the Banco Central de la República Argentina (“BCRA”) that are often used to fulfill payment obligations of public debt, the Argentine government implemented in late 2011 a series of measures aimed at maintaining the level of the BCRA reserves. To that effect, during the last quarter of 2011 and 2012, new measures were implemented to limit the purchase of foreign currency made by private companies and individuals; the need for an authorization of the tax authorities to access the foreign exchange market became required, among other restrictions. As a result, the implied exchange rate in the quotation of Argentine securities that trade in foreign markets and in the local market increased significantly. Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies, which could partially or totally reduce the current gap between the exchange rate published by the Banco de la Nación Argentina and the implied exchange rate. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or our ability to meet our liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high since then.

The INDEC estimates that the Argentine consumer price increased by 7.7% in 2009, 10.9% in 2010, 9.5% in 2011and 10.8% in 2012; and the wholesale price index increased 10.0% in 2009, 14.6% in 2010,12.7% in 2011 and 13.1% in 2012. In the two months ending February 28, 2013, the consumer price index in Argentina increased 1.6% and the wholesale price index increased 2.1%. There is a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience consumer inflation above 10%, according to the INDEC. If the BCRA issues significant amounts of currency to finance public sector spending, to service public debt, to intervene in the foreign exchange market or to assist any financial institutions in distress, or if the value of the peso cannot be stabilized through fiscal and monetary policies, a significant increase in inflation rates could be expected.

Moreover, high inflation may undermine Argentina’s foreign competitiveness in international markets, negatively affecting the level of economic growth, exports, balance of payments and employment. In addition, public sector spending has increased over the past years, which will continue reducing the fiscal surplus causing a fiscal deficit and leading to higher inflation.

Since the majority of our revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities and Personal’s ability to increase its rates could also be negatively impacted by the governmental policy of freezing of prices that was extended to non-regulated sectors. We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation, and we cannot assure you that the results of any future regulated rate negotiations of Telecom Argentina will be favorable to us and to our financial condition.

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

In particular, in recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Additionally, in May 2012, Law No. 26,741, established the expropriation of the 51% of the capital stock of YPF S.A. and the 51 % of the capital stock of YPF GAS S.A., which were directly or indirectly owned by Repsol YPF S.A. (Repsol). To date, the Argentine Government has not compensated any of the expropriated investors. These actions had a negative effect on the markets. We cannot provide any assurance that similar actions of the Argentine government will not be extended to other private companies or other sectors in the near future.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

The global economic and financial crisis in the recent years has resulted in a significant reduction in global GDP growth and a loss in consumer confidence in the financial sectors of many countries. To improve the countries’ financial condition and assist certain troubled industries, certain governments have responded with extraordinary intervention in the private sector. Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

In November 2008, Argentina nationalized, through Law No. 26,425, its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the government’s approach to exercising influence over Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES.

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

On April 13, 2011, the Presidential Decree No. 441/11 was published in the Argentine Official Bulletin annulling Article 76(f) of Law No. 24,241, which limited ANSES’ voting power to 5% of the company’s total voting shares, even if ANSES held a greater ownership position. Consequently, ANSES would be able to exercise the total voting power corresponding to its shares in all resolutions to be adopted at those companies’ shareholders meetings where it has share participation, including decisions related to the allocation of retained earnings and the election of directors and Supervisory Committee members, among others.

In addition during 2012, Decree No. 1,278/12 stated that the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance is responsible for the implementation of policies and actions regarding the exercise of shareholder rights of the equity shares of companies where the Argentine Government is a minority shareholder and approved for that purpose a Regulation of officers and directors appointed by the shares or equity interests of the Argentine Government, establishing the rules that they must follow in performing their duties.

Subsequently, the Secretary of Economic Policy and Development Planning approved Resolution No. 110/12 which assigns the responsibilities, powers and duties set forth in Decree No. 1,278/12 to the National Department of Companies whenever the Government is a shareholder.

In January 2013, a new Capital Market Act (No. 26,831) came into effect, granting new intervention powers to the CNV. See “Item 9—The Offer and Listing—The Argentine Securities Market—New Capital Market Act No. 26,831”.

These matters could create uncertainties for investors of public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in recent years, current global financial instability has impacted and may continue to impact the Argentine economy and cause Argentina a slowdown of the growth rate or could led a recession generating fiscal deficit and increased unemployment.

Several international economic, social and political factors could affect the global financial markets, such as, among other factors, a growing concern regarding government deficits, governments’ abilities to honor their respective sovereign debts, social unrest and general uncertainty about the global economic recovery.

Moreover, the growth trend that the Argentine economy has experienced in the most recent years might be negatively affected by several domestic factors such as an appreciation of the real exchange rate, which could affect its competitiveness, diminishing or even reversing the country’s positive trade balance and, if coupled with an increase in capital outflows, might reduce consumption and investment levels as a result of increased pressure on the foreign exchange rates. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long term growth. Because access to the international financial market could be limited, an increase in public spending not correlated with an increase in public revenues could affect the country’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

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

Economic and legal conditions in Argentina could be uncertain.

Although general economic conditions have shown improvement, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crises, companies in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for and assumption of costs and risks associated with utilizing sub-contracted labor and how to calculate salaries, severance payments and social security contributions. Also, there was an increase in claims regarding compensations for work accidents over the cap established by the current relevant legislation. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether our commercial activities will be affected positively, negatively or at all by such changes.

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

Although Argentina has shown improved fiscal results in recent years, it has a history of fiscal deficits. Since almost all of the financial obligations of the Argentine government were denominated in foreign currencies at the time the dollar-peso parity was eliminated in early 2002, there was an increase in the cost of financial services (in terms of Argentine Pesos) of the debt of the Argentine government. Also, since the Argentine government’s fiscal revenues were denominated in large part in Argentine Pesos, the Argentine government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002. The Argentine government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to access the capital markets or other forms of financing.

The Argentine government implemented a debt restructuring effort mainly through two debt exchange offers. The first and largest was closed on February 25, 2005 and the second took place in 2010. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Argentine government. In late 2012, further rulings favoring the holdout positions and putting into risk the ability to serve its debt under foreign legislation has exacerbated uncertainties and increased sovereign risk. A judgment against the Argentine government in these pending cases could lead to a default of its public debt and reduce the sources of funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

After the economic crisis in 2002, the Argentine government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

As of June 30, 2012, the outstanding principal amount of Argentina’s public debt was equivalent to US$175.5 billion (of which approximately 61% was denominated in foreign currency) of which US$11.1 billion were not presented to the exchange offers and are still pending for restructuring.

There can be no assurance that the Argentine government will not default on its obligations under its bonds if it experiences another economic crisis. A new default by the Argentine government could lead to a new recession, higher inflation, restrictions on Argentine companies to access financing and funds, limit the operations of Argentine companies in the international markets, higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows.

The Argentine banking system may be subject to instability.

The Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events like internal conflicts with certain sectors of the economy, the international financial crisis and finally, the increased regulation on the foreign exchange market, decreased depositors’ confidence. These events led to a slowdown in the growth of deposits, initially increased the dollarization of private deposits and were followed by substantial withdrawals of the dollarized deposits. Despite improvements in stability since 2002 we cannot be certain that another collapse will not occur in the future.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of whom may, amongst other things, establish limits on commissions and impose sanctions on the institutions. The lack of a stable regulatory framework could impose significant limitations on the activities of the financial institutions and could create uncertainty with respect to the financial system stability.

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

The SC is the authority responsible for administering the use of radio electric spectrum and, consequently, for the attribution of new segments of frequencies and the reallocation of the existing ones for the mobile service. Additionally, the regulation of administration, management and control of radio spectrum provides for the prior intervention of the CNDC, and for a joint performance with the SC, in certain circumstances, for example, in determining the safeguards designed to prevent the concentration of spectrum and the occurrence of a dominant position. Delays in the allocation of new frequencies, the reallocation of the existing ones and their subsequent auction could affect the quality of services, the future development of the sector and the implementation and commercialization of new advanced services, among others, such as mobile broadband and its applications.

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

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 7.64% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock as of the date of this Annual Report. We are directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. In addition, the Telecom Italia Group and W de Argentina—Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

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

We compete with licensed provider groups, composed of, among others, independent fixed line service providers, mobile and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2012, more than 1000 licenses for local and/or long distance services, payphones and Value Added Services had been granted since the end of the exclusivity period.

Internet and mobile services, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, we must invest in our fixed-line network and information technology. Specifically, in the Internet services market, we must constantly upgrade our access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services. Also, to remain competitive in the mobile telecommunications market, we must enhance our mobile networks by expanding our network infrastructure and extending 3G (and HSPA+) technology and bandwidth in mobile data transmission. In addition, a key factor for

Personal’s competitiveness is to be awarded with new mobile frequency bands. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure to comply with regulatory obligations particularly regarding fixed line services and to remain competitive with the quality of our services in both Internet and mobile business. We also expect to continue to devote resources to customer retention and loyalty in such segments.

As a result of the implementation of the Number Portability regulation that took place in March 2012 for the Personal Mobile Service segment, there was an increase in competition among service providers, also there were higher customer retention costs and increased churn amongst high value customers in the Argentine mobile market. This increased competition is expected to continue.

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

We also expect that the level of competition in our markets will continue to increase in the future, particularly as a result of the emergence of the operator Argentine Satellite Solution Corporation S.A. (“ARSAT” — a company wholly owned by the Argentine Government) which could initially result, among other things, in a decline in governmental agency customers regarding fixed and mobile services due to a potential preference of public entities to hire ARSAT. Competition is and will continue to be affected by our competitors’ business strategies and alliances. Accordingly, we may face additional pressure on the rates that we charge for our services or experience a loss of market share of fixed and mobile services. In addition, the general business and economic climate in Argentina may affect us and our competitors differently; thus our ability to compete in the market could be adversely affected.

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

Changes in the laws and regulations of the Argentine mobile industry or restrictions on rate increases could adversely affect Personal

The Argentine mobile industry is currently subject to an important set of regulations that has enabled the development of a highly competitive and intense capital expenditure environment. Notwithstanding that, in the last few years several bills were introduced in the Argentine Congress proposing a substantial change through the declaration of the mobile industry as a “public service” which could result in deeper and specific regulations regarding rates, quality of service, coverage areas or other core aspects of our business. Other bills were also presented in the Congress proposing changes to specific rules that regulate Personal’s services, such as changes in billing processes and customer service. In December 2012, a bill proposing that remaining unused credit should be available for 180 days before expiration, achieved Lower Chamber approval and, if adopted by the Senate in 2013, it may become law, which could have an adverse effect on Personal’s operations, financial situation, results of operations and cash flows. We cannot assure that similar initiatives will not be proposed in the future and will not obtain the approval of the National Congress.

In addition, in early 2013 the Argentine government adopted certain initiatives in order to reduce current inflation rates, including price agreements with certain non-regulated sectors such as supermarkets and retailers. In this context and taking into account the current situation of the mobile telecommunications market, Personal could not implement the rate increases announced at the end of 2012 (to be effective as from March 2013) for postpaid and “cuentas claras” customers. Although mobile telephony is a non rate regulated industry, we cannot predict whether current or new factors— including governmental initiatives in order to reduce inflation rates-would negatively impact Personal’s ability to apply rate increases, thus negatively affecting the profit margins and the level of cash flows.

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

The launch of the auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. was postponed several times. Finally, the auction was launched by Resolution No. SC 57/11.

Personal took part in the spectrum auction process and expected to acquire additional spectrum to complete its “Spectrum cap” throughout Argentina, but, on September 5, 2012, Personal was notified of SC Resolution No. 71, by which, as provided for in Article 10 of the List of Conditions, the auction approved by SC Resolution No. 57/11 was canceled for reasons of opportunity, merit and convenience of the Argentine Government. As part of that process, the CNDC issued an opinion as requested by the SC, by which it recommended against assigning additional frequency bands that were subject to auction to Personal — regardless of the cap established by the regulatory authority — in order to avoid the risks that such additional spectrum could cause.  However, this recommendation was not considered in evaluating Personal’s background in the auction nor in the reasons for cancelling the auction.  Personal believes that the grounds of this opinion are clearly contrary to the current regulatory framework and to the previous actions of the Government.

By Presidential Decree No. 2426/12 issued in December 2012, the current spectrum and telecommunication license general regulation was modified to allow the SC to allocate spectrum directly to Government organizations (or organizations where the state is the main owner) without proceeding with a public auction as was required before this modification.  It also mandates the SC to allocate the spectrum from the recently cancelled auction (which represents approximately 20% of current mobile spectrum available) to Argentine Satellite Solution Corporation S.A. (“ARSAT” — a company wholly owned by the Argentine Government). See “Item 4—Information on the Company—Regulatory Framework—Regulatory Bodies and General Legal Framework” for a description of the dispositions of Decree No. 2426/12.

In December 2012 the President announced the launching of a new state owned mobile service branded “libre.ar”. The business plan has not been presented and details of these operations were not disclosed yet.

The government’s dual-role, as both regulator and competitor, represents a significant change in the mobile industry. We cannot assure that it could not open several risks to Personal’s business including possible adverse changes in the regulatory framework and the current market rules. The lack of allocation of additional frequency bands is negatively affecting the quality of service of all the Argentine mobile operators and the evolution of the sector. It could also adversely affect Personal’s competitive position and may require higher capital expenditures for Personal to continue providing high quality mobile services to its customers. See “Item 4—Information on the Company—Regulatory Framework—Other Regulations—Regulations Applicable to PCS Services” for a detailed description of Personal’s license.

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

Operational risks could adversely affect Telecom Argentina’s reputation and our profitability.

Telecom Argentina faces operational risks inherent in its business, including those resulting from inadequate internal and external processes, fraud, employee errors or misconduct, failure to comply with applicable laws, failure to document transactions properly or systems failures. In addition, unauthorized access to Telecom Argentina’s information systems or institutional sites could cause the loss or improper use of confidential information, unauthorized changes in Telecom Argentina’s information and network systems or alterations to Telecom Argentina’s information published on these sites. These events could result in direct or indirect losses, technical failures in Telecom Argentina’s ability to provide its services, inaccurate information for decision making, adverse legal and regulatory proceedings, and harm its reputation and operational effectiveness, among others.

Telecom Argentina has risk management practices at the highest levels designed to detect, manage and monitor the evolution of these kind of operational risks, and for this purpose it established a Risk Management Committee in September 2012.

However, there is no guarantee that these measures will be successful in effectively mitigating the operational risks that Telecom Argentina faces and such failures could have a material adverse effect on its results of operations and could harm its reputation.

Nortel, as our controlling shareholder, and Sofora, as Nortel’s controlling shareholder, exercise control over significant matters affecting us.

Nortel is our direct controlling shareholder. Sofora owns 100% of the common stock of Nortel, which represents 78.38% of the total capital stock of Nortel as of the date of this Annual Report. Sofora is 68% owned by Telecom Italia Group and 32% owned by W de Argentina—Inversiones.

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

Nevertheless, all related parties’ transactions were made on an arm’s length basis and those which exceed 1% of Telecom Argentina’s shareholders’ equity are subjected to a prior approval process established by Decree No. 677/01 (replaced since January 28, 2013 by Law No. 26,831) and requiring involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our operations and financial condition could be affected by union negotiations.

In Argentina, labor organizations have substantial support and have considerable political influence. In recent years, the demands of our labor organizations have increased mainly as a result of the increase in the cost of living (which was affected by increased inflation) and a decline in the population’s purchasing power.

In addition to the recategorization process executed in 2012 for Telecom Argentina’s nonunionized employees, certain labor organizations have advocated that some of our nonunionized employees should be represented by trade unions. Unions have also requested that we delegate currently outsourced tasks to Company’s employees.

If the number of employees covered by trade unions increases or Personal’s employees (currently included in the collective bargain agreement of the Argentine Federation of Commercial and Service Employees “FAECyS”) are included in the new collective bargain agreement for the mobile industry, this could result in reduced flexibility in our relationship with Personal’s employees and increased costs, including the higher compensation that we may need to pay. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.”

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

Moreover, there are certain bills pending in the Argentine Congress regarding modifications to labor regulations such as increasing severance payments or considering amounts paid to employees that are currently not subject to social security contributions as part of the normal and usual employees’ salaries, increasing liability of the companies for the contractor’s and sub-contractor’s employees in outsourced tasks and the implementation of a regime that would entitle employees to participate in the profits of companies that employ them.

If such bills are approved, the modifications in current labor regulations and conditions could materially impact our relationship with our employees by increasing the labor cost and in some cases decreasing the flexibility to provide services to our clients.

The Regulatory Authorities may impose increased penalties on Telecom Argentina and Personal

The Regulatory Authorities have increased the number of cases and the amount of fines applied to Telecom Argentina mainly in connection with alleged delays in the fixed lines installation and maintenance of services. Additionally, the Regulatory Authorities have initiated different administrative procedures against Telecom Argentina and Personal related to temporary interruptions of services caused by different incidents. Lately the Authorities have threatened Telecom Personal with the applications of fines and the obligation to pay compensation to the clients involved. In many of these cases, we believe that the Authorities are misinterpreting of the legal framework of our telecommunication license or exceeding the legal terms of the service provision. Final administrative nor judicial decisions on these cases have not been made yet. We cannot foresee whether the Regulatory Authorities based on the increased number of administrative complaints will seek to apply significant sanctions to Telecom Argentina or Telecom Personal, any of which could have an adverse effect on Telecom Argentina or Personal´s operations, financial situation, results of operations and cash flows.

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Responding to the demands of litigation may divert Management’s time and attention and financial resources.

In addition, in recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts. These changes include holdings that an employee of a contractor or subcontractor may file a direct action against the company contracting the work, that any cap on severance pay in cases of dismissal without cause is unconstitutional, that an employee may bring a civil action in the event of an occupational accident, and that an employee can bring a lawsuit against the employer because of changes in working conditions. Additionally, the Company is exposed to claims of employees of contractors and subcontractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

Also, the Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative sums (amounts not subject to social security contributions)” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement and, in certain cases, have obtained favorable rulings for these claims. Additionally, we cannot assure that after the recategorization process executed by Telecom Argentina in 2012 as a result of the agreements reached with the labor organizations, individual employee claims will not be filed regarding such recategorization process.

In the past, Personal was subject, and currently is subject, to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

As a result, Telecom Argentina and Personal may face increased risk of employment and commercial litigation. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover from these matters, as it is described in “Item 8—Financial Information.”

The CNC regulates telecommunications services in Argentina and in its capacity is empowered to apply economic sanctions against licensees for breaches of the current regulatory framework. Recently, there has been a growing trend of imposing sanctions on Telecom Argentina for technical reasons, mainly related to the delay in repairing defective lines and/or installing new lines. In addition, there was an increased number of sanctions on

Telecom Argentina and Personal regarding service failures. Although penalties are appealed in the administrative stage, if the appeals are not solved in our favor in the administrative or judicial stage, or the penalties imposed by the CNC increased, it could have an adverse effect on our financial situation, results of our operations and cash flows.

In 2009, the environmental agency required Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste as a result of alleged problems with our liquid drainage at an underground chamber (as it had been previously required to do in 1999). This registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the extent of the hazard and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking to obtain rejection of the environmental agency’s ordinance. We cannot guarantee that the rejection will be obtained. In addition, changes in environmental legislation or the evolution of products and services we offer could require Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste. In that case or if the rejection of the environmental agency’s ordinance is not obtained, Telecom Argentina would face increased costs which may include retroactive fees.

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

Telecom Argentina and Personal have received several customer complaints in connection with the provisions of the Consumer Protection Act that were filed with different law enforcement bodies (national, provincial or municipal). In the last few years there was also an increase in legal actions brought by consumer associations. See “Item 8—Financial Information—Legal Proceedings—Civil, commercial, labor, regulatory, tax and other matters proceedings—General Proceedings—Consumer Trade Union Proceedings.”

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

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine government implemented a unified exchange market (Mercado Único y Libre de Cambios — MULC) with significant regulations and restrictions for the purchase and transfer of foreign currency.

Since late 2011 the Argentine government implemented a series of measures aimed to increase controls on the foreign trade and capital flows. To that effect, certain measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency made by private companies and individuals for saving purposes. In addition, the BCRA expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although there are no regulations that prohibit making dividend payment to foreign shareholders, in practice authorities have substantially limited any purchase of foreign currency to pay dividends since these exchange controls were implemented. There can be no assurance that the BCRA or other government agencies will not increase controls and restrictions for making payments to foreign creditors or dividend payments to foreign shareholders, which would limit our ability to comply in a timely manner with payments related to our liabilities to foreign creditors or non-resident shareholders. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Pursuing the same objective, in October 2011 Decree No. 1,722 eliminated an exception for oil, gas and mining companies, and thus requires these companies to liquidate all their export receipts in the local foreign exchange market. Moreover, in October 2011 the National Insurance Bureau issued Resolution No. 36,162 imposing the obligation for insurance companies to repatriate all investments and liquid assets allocated outside Argentina. We cannot ensure that similar measures will not be implemented for other private companies or other sectors in the future.

In addition, starting in February 2012 all import operations of goods and services must be filed and approved in advance by AFIP. Such procedure could also negatively affect our supply chain, as some raw materials, equipment and handsets are imported by our suppliers.

Fluctuations in Telecom Argentina’s share price depend on various factors, some of which are outside of our control.

The market price of our shares is subject to change due to various factors which are outside of our control such as changes in market expectations, changes in the economic, financial and political situation in Argentina, the way the Ministry of Economy and Public Finance (in exercise of shareholders’ rights that belong to ANSES, according to Decree No. 1,278/12) will exercise its political rights and manage its share ownership in Telecom Argentina, and changes in measures used by investors or analysts to value our stock or market trends unrelated to our performance and operations. We cannot predict when such external factors will affect our stock price or whether their effects will be positive or negative.

In addition, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADSs listed on the New York Stock Exchange are U.S. dollar-denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

ITEM 4.                INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector companies in Argentina in terms of revenues, net income and number of employees. Telecom Argentina has a non-expiring license (the “License”) to provide fixed-line telecommunications services in Argentina, and it also provides other telephone-related services such as international long-distance service, data transmission, IT solutions outsourcing and Internet services. Through our subsidiaries, we also provide mobile telecommunications services and international wholesale services.

As of December 31, 2012, we had approximately 4.1 million fixed lines in service. This is equivalent to approximately 21 lines in service per 100 inhabitants in the Northern Region of Argentina and 371 lines in service per employee.

As of December 31, 2012, our Internet business reached approximately 1.6 million accesses and our mobile business had approximately 19.0 million subscribers in Argentina and approximately 2.3 million subscribers in Paraguay.

Business Strategy

The Telecom Group pursues a business strategy focused on increasing its profitability and maximizing value generation for its customers, shareholders, employees and the broader community it serves. In order to promote the achievement of its goals in a sustainable and consistent manner, the Telecom Group develops business plans according to the telecommunications market and macroeconomic environment and invests in products and services innovation aimed at improving its customers’ user experience by adding content, interactivity and convenience to communication.

Our priority focuses on operational efficiency and the effectiveness of planning and control processes. We view these as key competitive factors for our Company and its long-term corporate sustainability.

We invest in our human resources through communication, training and development programs, promoting work-life balance, enabling telecommuting and providing open and transparent relationships with individual employees and trade unions. We conduct our activities in accordance with the principles and values in our Code of Business Conduct and Ethics, which applies to all managers and employees in the Telecom Group, and which our suppliers are required to comply with. We have an experienced Management team that has demonstrated flexibility and aimed at achieving operational and economic goals.

We also consider the integrated vision of processes and technology to be a key factor of efficiency in our corporate Management and market competitiveness, thereby enabling us to provide high-value service options to the individual and business consumer.

Our investments in technology are designed to continuously adapt our coverage and capacity of our infrastructure and implement new service platforms. We aim to provide higher quality service to our increasing traffic volumes and demand for bandwidth, caused by the expansion of our customer base, the access to the network applications and to Value Added Services, access to social networks and content distribution. We intend to align these investments with cutting edge technologies and those that have been previously implemented in other parts of the world, capturing the benefits of international experience.

Through our Broadband and mobile Internet services, we offer our customers continuous Internet access, regardless of the users’ physical location. We also provide our consumers with mobile equipment and applications that enhance personal communication, social relations, entertainment and professional performance.

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

Our mobile operations under the Personal brand, which has been increasing its market share, has successfully addressed Number Portability, implemented in early 2012.

We believe that the strategy implemented by our Management sets the foundations for the Telecom Group to reach its goals of continuous service quality improvement, strengthening its market position and increasing its operating efficiency in light of new regulations for telecommunications and other rules of general application affecting the private sector in Argentina.

Organizational Structure

The following chart shows our subsidiaries as of December 31, 2012, and jurisdiction of organization.

(*)         Dormant entity as of December 31, 2012.

Consolidated Subsidiary Information

The following table presents information relating to our consolidated subsidiaries for the year ended as of December 31, 2012:

Subsidiary (1)	Activity	Segment	Percentage of Ownership	Percentage of Telecom’s Total Revenues and other income(4)
Telecom Personal S.A.	Mobile Services	Personal Mobile Services	99.99	68.6
Núcleo S.A. (2)	Mobile Services	Núcleo Mobile Services	67.50	3.9
Springville S.A. (2) (3)	Mobile Services	Personal Mobile Services	100.00	—
Telecom Argentina USA, Inc.	International Wholesale Services	Fixed Services	100.00	0.2
Micro Sistemas S.A. (3)	Electronic Equipment Sales	Fixed Services	99.99	—
Total				72.7

(1)         Personal and Micro Sistemas are incorporated in Argentina while Núcleo, Springville and Telecom Argentina USA are incorporated in Paraguay, Uruguay and the United States, respectively.

(2)         Interest held indirectly through Personal.

(3)         Dormant subsidiary as of December 31, 2012.

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

Recent Developments

Administrative complaints in connection with Telecom Personal’s service cuts

On March 11, 2013, the CNC notified Telecom Personal of an administrative complaint related to a network incident that took place on March 8, 2013, affecting only the 3G service in Buenos Aires City and some clients of few localities in the North Region of the country. The incident lasted only around 2½ hours.

Telecom Personal filed its defenses against such penalty procedures, based on the arguments by which such penalties should be released, but, on April 5, 2013, the CNC notified Telecom Personal a Resolution applying a sanction of P$6 million, and imposing the obligation to repay the sum of P$30 to each affected customer.

The Management of Telecom Personal, with the advice of their legal counsels, believes that there are solid arguments to file defenses against such penalty. However, it cannot be assured that we will have a favorable result in the administrative stage. Otherwise, we cannot assure what actions the company would take to defend its rights at court.

Additionally, on April 4, 2013, the CNC notified Telecom Personal of an administrative complaint related to a network incident that took place on April 2, 2013, and affected the provision of the services in the City of La Plata, due to the floods resulting from the devastating storm that occurred across the city on that day.

Telecom Personal will file its defenses against such penalty procedure, based on the arguments by which such penalties should be released.

SC Resolution No. 1/13

On April 8, 2013, the SC Resolution No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergencies or catastrophe situations, in which case the normal service provision should be restored in a maximum term of 1 hour. Mobile operators, must, in all cases, prioritize the access to emergency services in the affected areas. Moreover, Resolution No. 1/13 requires that mobile operators present within 45 days a contingency plan that includes, among other things, an equipment replacement system or redundance system in order to assure the service continuity. As of the date of this Annual Report, Personal is analyzing the effects that this new resolution could have in its operations, financial situation and cash flows, as well as the actions that could be taken.

Personal Annual Shareholders’ Meeting

Personal’s shareholders, at their meeting held on April 10, 2013, approved, in accordance with the requirements established by Resolution No. 593/11 and  No.609/12 (See —Item 8—Financial Information—Dividend Policy) among other items, the allocation of retained earnings as of December 31, 2012 as follows: (i) the constitution of a Special Reserve for implementation of IFRS according to Resolution CNV No. 609/12 by P$405 million, (ii) the constitution of a voluntary reserve for the finance of working capital and capital expenditures in Argentina by P$233 million and (iii) the allocation of P$1,950 million to the reserve for future cash dividends. The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions to allocate the reserve for future cash dividends and the reserve for the finance of working capital and capital expenditures in Argentina.

Telecom Argentina Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at their meeting held on March 18, 2013, called a shareholders’ meeting to be held on April 23, 2013, to consider among other issues: (i) the allocation of Telecom Argentina’s non-appropriated retained earnings as of December 31, 2012 as follows: P$153 million to the legal reserve;  P$351 million to the constitution of a Special Reserve for implementation of IFRS according to Resolution CNV No. 609/12; P$1,000 million as a Reserve for future dividends in cash; P$1,200 million to the constitution of a voluntary reserve for investments in own shares and P$351 million to a voluntary reserve for future capital expenditures; (ii) The election of directors and alternate directors for a three years term; and (iii) The election of members of the Supervisory Committee for the year 2013 and their appointment.

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

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer from the Argentine government of the telecommunications system in the Northern Region previously owned and operated by ENTel. This transfer was made pursuant to the Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees (the “Privatization Regulations”), which specified the privatization procedure for ENTel.

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

THE BUSINESS

General

As of the date of this Annual Report, we conduct our business through six legal entities, each representing a distinct operating segment. We aggregate these operating segments into three segments — Fixed Telecommunications Services (“Fixed Services”), Personal Mobile Telecommunications Services (“Personal Mobile Services”) and Núcleo Mobile Telecommunications Services (“Núcleo Mobile Services”) — according to the type of products and services provided and taking into account the regulatory and economic framework under which each entity operates.

The companies we aggregated to create the segments are as follows:

Segment	Consolidated Company / Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (1)
Personal Mobile Services	Personal
Springville (1)
Núcleo Mobile Services	Núcleo

(1)         Dormant entity as of December 31, 2012.

Fixed Services. Telecom Argentina owns a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region since the market was open to competition. Telecom Argentina expanded its network in the Southern Region of Argentina providing nationwide services. Fixed services are comprised of the following:

•                  Basic telephone services. Telecom Argentina provides Basic telephone services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2012, Telecom Argentina had approximately 4.1 million lines in service;

•                  Interconnection services. Telecom Argentina provides interconnection services, which primarily include access, termination and long-distance transport of calls;

•                  Data transmission and Internet services. Telecom Argentina provides data transmission and Internet services, including traditional Broadband and mobile Internet, Internet dedicated lines, private networks, national and international video streaming, transportation of radio and TV signals and videoconferencing services. As of December 31, 2012, Telecom Argentina had approximately 1.6 million Internet accesses;

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

Personal Mobile Services and Núcleo Mobile Services. We provide mobile services through our subsidiaries in Argentina and Paraguay. Our subsidiary, Personal, provides mobile telephone service throughout Argentina via cellular and PCS networks. Personal’s service offerings include:

•                  Voice, data and Internet services. Voice communications, GSM and 3G mobile communications over UMTS / HSPA / HSPA+ networks (including high-speed mobile Internet, content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and cloud backup services); and

•                  Sale of mobile communication devices (handsets, 3G modems, and tablets).

We also provide mobile services in Paraguay through Núcleo, a subsidiary of Personal. As of December 31, 2012, Personal had approximately 19.0 million mobile subscribers in Argentina and Núcleo had approximately 2.3 million in Paraguay.

See Note 28 to our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2012, 2011 and 2010—Results of Operations by Segment” for additional information as to our results of operations by segment.

Fixed Services

Telecom Argentina is the principal provider of Basic telephone services in the Northern Region, and since late 1999 has also provided Basic telephone services in the Southern Region.

Since November 2000, the telecommunications sector in Argentina is completely open to competition. Our operations are subject to a complex series of laws and regulations of the Argentine government. In addition, we are subject to the supervision of the Regulatory Bodies. See “—Regulatory Framework” below.

The Argentine government has taken certain measures that have affected revenues from the services we provide. Since the enactment of the Public Emergency Law in January 6, 2002, the rates charged by Telecom Argentina for fixed line services such as measured service, monthly basic charges,  public telephone service, domestic, national and international long-distance, installation charges and most of supplementary services (except for lines and equipment maintenance) have been pesified (Regulated Services since the Transfer Date). We cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect our future revenues. See “—Regulatory Framework—Rate Regulations” below and “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

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

Telecom Argentina’s Telephone Network

Telecom Argentina’s fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the deployment of Telecom Argentina’s telephone network:

	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Number of installed lines (1)	4,850,554	4,792,530	4,688,977	4,595,043	4,442,629
Net lines installed (during each year)	58,024	103,553	93,934	152,414	204,087
Net lines installed cumulative (2)	3,279,590	3,221,566	3,118,013	3,024,079	2,871,665
Number of lines in service (3)	4,127,858	4,141,135	4,107,082	4,060,260	4,010,056
Net lines in service added for the year	(13,277)	34,053	46,822	50,204	92,526
Net lines in service added cumulative	2,725,889	2,739,166	2,705,113	2,658,291	2,608,087
Lines in service per 100 inhabitants (4)	21	21	21	21	21
Pending applications (5)	152,210	133,977	83,984	77,172	67,429
Public phones installed	36,813	40,079	44,846	50,275	58,375

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

a)             Retail — Residential and Business Customers

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice. The number of pulses varies depending on the type of customer. As of December 31, 2012 approximately 82% of lines in service were for residential customers and public telephony and approximately 18% were for professional, commercial and government customers, while in 2011, approximately 83% of lines in service were for residential customers and public telephony and approximately 17% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to certain retired individuals and low-consumption residential customers.

Measured Service Charges. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers, which is based on telephone usage. Measured service is billed at the price per unit of time. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. During the summer months (December through March), there is decreased consumption due to the fact that many customers are on vacation. Additionally, due to competition, Telecom Argentina offers discounts to customers mainly for domestic long-distance service as semi-flat rate plans that include a set quantity of minutes for a fixed charge.

Local minutes were approximately 10.6 billion in 2012, 11.5 billion in 2011 and 12.2 billion in 2010. During the past three years, despite increased economic activity in Argentina the volume of local minutes has decreased slightly due to the strong growth in mobile telephony and the resulting migration of traffic to mobile service. During 2012, revenues from local traffic continued to increase leveraged by the growth of lines with minutes included in the plan and subscription plans, despite the slight drop in traffic volume. Also, and to adjust the portfolio to customers’ needs, new local calling plans were launched to lower-consumption customers.

Domestic long-distance minutes were approximately 2.6 billion in 2012, 2.8 billion in 2011 and 2.9 billion in 2010. Ever since the Northern Region was opened to competition in 1999, Telecom Argentina has maintained its position as the regional market leader for domestic long-distance traffic. During 2012, deploying a similar strategy to that which was adopted for local traffic, we maintained sales of targeted and selective flat-rate plans positioned to maintain average revenues generated by customers.

In the year ended December 31, 2012 approximately 79% of measured service revenue was generated by residential customers, and approximately 21% was generated by business, professional and government customers and, in 2011, approximately 77% of measured service revenue was generated by residential and professional customers, and approximately 23% was generated by business and government customers.

International Long-Distance Service. International long-distance traffic minutes increased to 237 million in 2012 from 226 million in 2011 and from 213 million in 2010, mainly due to an increase in the MOU (Minutes of Use) of residential customers.

Since 1992, international rates have been reduced annually as a consequence of the application of the Price Cap described in “Regulatory Framework—Rate Regulations—Price Cap.” Telecom Argentina also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new fixed lines. Telecom Argentina offers discounts in multiple localities to reduce the rate authorized by the government, with the aim of stimulating demand in those areas. The penetration of fixed-line telephony has been affected by the maturity of the Argentine market.

Public Telephone Services. As of December 31, 2012, there were 36,813 public lines installed of which 2,600 are in the Southern Region. Local and domestic long-distance traffic experienced a systematic reduction as a result of a strong development in the mobile industry in Argentina. As a result, public telephony traffic for 2012 fell to 166 million minutes, from 202 million minutes in 2011 and 247 million minutes in 2010. The traffic in domestic long-distance public telephony was 97 million minutes in 2012, 120 million minutes for 2011and 139 million minutes for 2010. The traffic in international long-distance public telephony has experienced a fell to 60 million minutes in 2012  from 70 million minutes in 2011 and 68 million in 2010.

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

During 2012, we maintained our focus on ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the World Class multi-site network of Datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further Management, professional, monitoring, storage and backup services.

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

The following table illustrates the evolution of Internet services:

	December 31,
	2012	2011	2010
Fixed access lines (1)	1,629,294	1,550,098	1,380,052
Arnet subscribers	1,621,643	1,539,719	1,377,326

(1)         Includes accesses in the Northern Region and the Southern Region. Accesses refer to connections to Internet services offered by Telecom Argentina.

The market for Broadband has experienced significant growth in 2010, 2011 and 2012 throughout the country, increasing 17%, 15% and 10%, respectively. Broadband can be delivered through three technologies: cable modem, ADSL and mobile; cable modem and ADSL being the most widely used. In the local market, ADSL connections exceeded the number of cable modem and mobile connections. Telecom Argentina markets its ADSL service through its Arnet brand and in partnership with other ISPs.

During the last five years, Telecom Argentina continued to increase its customer base in line with or exceeding the market’s expansion. As of December 31, 2012, we reached approximately 1.6 million accesses. During 2012, our efforts to communicate effectively with our customers and special offers with competitive prices according to segment helped us to maintain the leadership of our products under the brand Arnet.

Continuing the evolution of Internet access services, during the year 2012 Arnet expanded its portfolio by launching High Speed products (20 and 30 Mb).

In November 2011, we launched a value-added broadband access service called “Arnet Play”, the first video streaming service for residential customers of Telecom Argentina. Throughout 2012 we significantly expanded our selection of available content, providing customers with access to approximately three thousand options, including high-definition content and access to titles from the major Hollywood studios.

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

In response to the constant changes demanded by the market, Telecom Argentina maintained its strategy to position itself as the integrated provider for large customers through the offer of convergence ICT solutions, including fixed and mobile voice, data, Internet, multimedia, ICT, datacenter and application services through a sales consulting Management and specialized and targeted post-sale customer services.

The main solutions and businesses developed during 2012 included:

•                  Renewal of a contract for the management of 911 emergency calls in a northern province of Argentina. It involves the upgrade of the emergency system software, provision of equipment and a hardware upgrade.

•                  Telecom Argentina was awarded a major data MPLS (Multiprotocol Label Switching) network, linking 16 major hospitals in the capital and inside a province in the littoral region of Argentina with the headquarters of the Ministry of Public Health. This included training, installation of proprietary applications, attendance control and stock control.

•                  Telecom Argentina was awarded the MPLS network (data transport mechanism standard) of the branch offices, head office and processing center of the largest state bank in Argentina, with 302 sites throughout the country and 625 links.

•                  Telecom Argentina was awarded the largest MPLS network of the most important institute of agricultural technology in Argentina, for its branch offices and headquarters network, with 250 sites and Internet of 250Mb.

•                  Implementation of the project for a 911 public safety system in the littoral region of Argentina.

Additionally, the following projects are underway and are expected to be completed in 2013:

•                  implementation and billing of an emergency calls system for a province in the northern region of Argentina. It consists of the installation of an integrated attention center and emergency dispatch to the province, with initial coverage in and around the capital city. Some components of the solution are the installation of optical fiber and radio links for redundant data communications between government agencies.

•                  installation of a trunked communication network for subways network in metropolitan area.

c)              Wholesale

Interconnection Revenues. Telecom Argentina collects fees from other operators for interconnection services. These fees primarily include local access, termination and long-distance transport of calls, rentals of network capacity and commissions on calling party pays fees. These fees are payable by mobile operators as well as fixed-line operators.

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

Telecom Argentina continued to strengthen its position as a provider of solutions for the broadcasting segment by offering transportation solutions for audio and video signals both as dedicated private links and on the Internet. We provided solutions to cable operators and TV channels for the distribution of video signals. During 2012, we continued to increase the number of clients connected to Telecom Argentina’s video matrix located in the city of Buenos Aires.

In 2012 Telecom Argentina was awarded a contract to transport and distribute signals in Open Digital TV (Television Digital Abierta) for ARSAT. Also Telecom Argentina has transmitted The Four Nations Rugby Championship from the places where the events took place to central distribution in the British Telecom Tower in London.

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

•                  international point-to-point leased circuits; and

•                  international data services.

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 676 million minutes in 2012, 727 million in 2011 and 607 million minutes in 2010.

Telecom Argentina is connected to international telecommunications networks mainly through the following submarine Fiber Optic cables: Americas 2 (USA), Columbus 3 (Europe), Atlantis 2 (Brazil — Europe), Sea-Me-We (Europe — Asia), Bicentenario (Uruguay), Latin American Nautilus (LAN), a company in the Telecom Italia Group, and other minor cables.

In order to meet the growth in our Internet access base, Telecom Argentina has acquired several IRUs on a submarine facility of Latin America Nautilus (LAN) (a subsidiary of Telecom Italia), which connects Argentina with the U.S. (Miami) in a submarine fiber optic ring. These rights, which last for 15 years, allow the interconnection of the IP backbone of Telecom Argentina with IP Transit providers in Miami. Telecom Argentina has also contracted Transit IP en BsAs to ensure better performance regarding regional traffic.

Through our wholly owned subsidiary in the United States, Telecom Argentina USA, Inc., a corporation organized under the laws of the State of Delaware, we were granted an FCC 214 license by the Federal

Communications Commission, or the FCC, which allows us to provide international long-distance telecommunications services in the United States. Telecom Argentina USA, routes the majority of its traffic through its own switching capabilities. Its business, at the moment, is focused mainly on wholesale long-distance international traffic. Additionally, it serves the retail market through sales of prepaid cards and A.N.I. recognition services (a technology similar to caller ID that allows customer identification of a particular prepaid card). In 2012, Telecom Argentina USA, Inc., continued operating a node of high-definition video in Miami, thus extending the Telecom video matrix to the international market.

Network and Equipment

In line with the previous years, coverage, capacity, quality and availability have been the focus of the development of our network strategy in 2012.

Within this context, we continued the deployment of fiber optic connections to ensure that Broadband availability in each city satisfies our customers’ increasing demands. By the end of 2012, over 94% of our customers were served through premises interconnected by fiber optic networks, which ensure a lower cost per bit and increase future availability. For 6% of our customers in small areas where fiber optic service is not available, we provide high-capacity SDH radio links and use the new adaptive modulation IP radios, which permits Ethernet connectivity.

We continued our strategy of having a single transmission backbone for the fixed, mobile, Broadband and mobile Internet and corporate connectivity services. Also, we continued to deploy DWDM on the national long-distance network as the main supplier of transmission capacity in order to avoid the use of SDH equipment. This reduces the number of layers and keeps the network as simple as practicable.

With regard to the fixed access network, we have identified two needs: (i) the need to maintain 100% digitalized TDM lines in operational status, in coordination with the deployment of NGN networks to satisfy the demand for new lines and (ii) the need to reach customers’ homes with an increasingly higher capacity. In order to ensure proper TDM equipment operation, we continued with a Service Level Agreement (SLA) with the TDM technology providers, which expire in 2015. Over 25% of our active customers use NGN technology as of the date of this Annual Report.

In response to our customers’ need for more bandwidth, we implemented a plan to shorten the loop, which involves the installation of outdoor cabinets with DSLAM of VDSL2 technology and will allow us to provide competitive services. Shortening the loop is a strategic project for Telecom Argentina, as it will provide fixed Broadband customers with world-class performance services, positioning Arnet among the best suppliers in the market. This project not only enhances current Broadband capacity, but also allows us to provide customers with fiber optic technology at even greater speeds. Additionally, it allows us to offer value-added services that require greater bandwidth, such as high-definition videos available from the Arnet Play portfolio. Also, the FTTC strategy has continued in areas with saturated copper cabinets and the FTTB strategy has continued in certain major buildings. During 2012, we installed three buildings with FTTB, and one of them was operating in late 2012.

As of December 2012 19 of 31 multiservice network nodes had been installed in the Buenos Aires Metropolitan Area, which include MPLS-TP technology and enable the same connection site to provide various services with high-capacity levels.

Regarding operations, MPM continued to be implemented on the access network. When a cabinet area needs to be restored, MPM helps maintain the improvements achieved over time. In 2012, about 1,400 areas were restored, reaching a cumulative 5,800 restored areas using all the restoration methodologies available.

Work also continued to replace telephone posts. During 2012 we have replaced 40,000 posts (including replacement of wooden posts by others of wood or cement).

Personal Mobile Services and Núcleo Mobile Services

We provide mobile services via cellular and PCS networks through our subsidiaries in Argentina and Paraguay.

Mobile Telecommunication Services in Argentina—Personal

The market for mobile telecommunications services in Argentina is characterized by constant growth and intense competition. Operators are generally free from regulation to determine the pricing of services, with the limited exception of calling party pays (“CPP”) charges for termination of calls originating on a fixed line network. See “—Regulatory Framework—Other Regulations—Calling Party Pays—CPP.” There are currently three mobile operators offering nationwide service. The penetration of mobile service in Argentina has increased from approximately 126.7% of the population as of December 31, 2010, to approximately 134.2% in 2011 and to 139.4% in 2012. This information regarding penetration of mobile service is an estimate, as there are no official statistics published in Argentina, and only considers lines serviced by the three operators providing nationwide mobile telecommunications services (i.e., it does not include Nextel).

Service providers in Argentina are making significant capital expenditures in new network infrastructure for the deployment of 3G (and HSPA+) technology, which allows for the higher transmission speeds required for Value Added Services such as data transfer, video calling and Internet browsing.

Our mobile telecommunications services in Argentina are provided through our subsidiary, Personal. We provide mobile services throughout Argentina via STM, SRMC and PCS networks. Personal utilizes GSM and 3G technologies in its networks and primarily offers its services of STM and SRMC services on the 850 MHz frequency band and PCS service on the 1900 MHz frequency band.

Personal’s business continues growing. From December 31, 2011, to December 31, 2012, its subscriber base in Argentina grew approximately 4%. As of December 31, 2012, Personal had approximately 19.0 million subscribers compared with approximately 18.2 million subscribers as of December 31, 2011, and approximately 16.3 million subscribers as of December 31, 2010.

a)             Residential and Business Customers

Personal subscribers are offered a variety of flexible pricing options for mobile services. These options include prepaid, post-paid and mixed plans.

Prepaid Plans. Under prepaid plans, the subscriber pays in advance for telephone calls and Value Added Services using prepaid credit. When the subscriber runs out of credit, he or she can purchase prepaid cards using a prepaid system or can purchase virtual credit on Personal’s website, by phone, at ATMs and drugstores, or through authorized agents. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. A subscriber can add credit to the card and make and receive local, national and international calls.

Post-Paid Plans. Personal offers a National Flat Rate post-paid plan and a Local Flat Rate post-paid plan. Post-paid plans include caller ID, voicemail and a personalized greeting, call forwarding, data services, a multimedia personalized greeting, telephone technical support and call waiting. The plans deploy Personal Digital Invoicing, enabling subscribers to view, download and print their invoices from the web. Depending on the plan, and the monthly fee, they might include Value Added Services such as social network access, e-mail or data allowance for browsing the Internet, as well as specific contacts (on-net numbers) that can be contacted by voice or SMS for free.

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

“Cuentas Claras”. Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system. Under this plan, a subscriber can use its monthly minutes or its pre-paid credits for Value Added Services, such as social network access, e-mail or data allowance for browsing the Internet, as well as specific contacts (on-net numbers) that can be contacted by voice or SMS on a free basis.

The following table presents information regarding Personal’s post-paid, prepaid, “Cuentas Claras” and total mobile subscriber bases for the periods indicated:

	As of December 31,
	2012	% of Total	2011	% of Total	2010	% of Total
Mobile subscribers:(1)
Prepaid	12,720,001	67.0	12,414,127	68.2	11,425,761	70.0
Post-paid	2,386,656	12.6	2,178,645	12.0	1,805,521	11.0
“Cuentas Claras”	3,476,512	18.3	3,138,755	17.3	2,796,116	17.1
Mobile Internet	392,081	2.1	461,950	2.5	305,872	1.9
Total	18,975,250	100.0	18,193,477	100.0	16,333,270	100.0

(1)         Mobile subscribers mean total registered and active mobile subscribers at the end of the relevant period. An “active mobile subscriber” is a mobile subscriber who made or received three phone calls within the last 90 days of such relevant period.

New products and services. Personal continued to deepen its strategy based in the concept “Cada Persona es un Mundo — Each Person is a World” with the launch of various products, promotions and benefits to meet the diverse communication needs of different types of customers. The quality in customer experience was the strategic axis that crossed all the initiatives developed by Personal during 2012.

As part of the implementation of Number Portability in March 2012, Personal anticipated reaching users with transparent information on this new regulatory issue. Commercial offers launched in relation to Number Portability reached not only to new customers who decided to choose Personal, but also to Company subscribers, as part of loyalty actions.

Personal also increased the granting of benefits in recharges and service packages for its customers, optimizing their plans’ convenience. It also introduced a new benefit for customers with monthly bills, allowing unused minutes in a month to be used in the next month.

This was the year of the consolidation of unlimited Internet service per day, an innovative offer launched by Personal in early 2011. This service increased by approximately 100% customer access to data usage and reduced the digital gap by better informing consumers about data service options.

Furthermore, Club Personal, the loyalty program with more than 4.5 million members and over 500 participating businesses, continued to evolve from its base resegmenting, expanding the differential benefits for its members.

In relation to the strategy of contacts with customers, Personal presented a new model of personal assistance in commercial offices around the country, which is based on the experience and education of each customer, to respond to their needs and increase its satisfaction. During 2012, nine sales offices were opened with the new model across the country. Thus, the sales network of Personal reached 65 offices with a presence in several major cities.

Finally, Personal continued its strategy of repositioning its brand, with the realization of the 8th edition of Personal Fest, the most important international music festival in Argentina, which attracted more than 40,000 people over two days. This event was broadcast online, reaching more than 500,000 people who enjoyed the festival virtually.

As a result of the strategies implemented during 2012, Personal led the portable market (“Portaciones netas”) by expanding its market share based on the acquisition of high-value customers, thus increasing the ARPU of all its products.

Personal’s ARPU was approximately P$57.7 per month for 2012 and P$51.4 per month for 2011.

b)             Wholesale

International Business. During 2012, Personal continued to position itself as a leader and benchmark in international roaming services, expanding 3G data coverage in order to provide a better user experience to its subscribers. We entered into over 253 data agreements (GPRS/EDGE) reaching over 120 3G launchings of a total of 305 international roaming agreements, which provide service in 155 countries.

We implemented the service “Llamá sin prefijos,” which allows customers to make international roaming calls from their address books as if they were in Argentina without entering the international dialing codes. This simplified international dialing, while increasing customer satisfaction.

Additionally, Personal launched during 2012 the new pricing model “data per day,” by which the client pays a defined fee per day for data consumption in neighboring countries and the U.S. This change provided predictability in spending and encouraged the use of international roaming. Also, we accompanied sponsored events abroad (London Olympics and Personal Rugby Championship) with 2G/3G coverage reinforced in strategic locations and developed dedicated roaming offers.

Finally, Personal expanded the service packs in its portfolio, allowing it to leverage growth in the volume of minutes consumed abroad by user.

Domestic Business. During 2012, Personal continued to strengthen its relationship with operators and suppliers of telecommunication services, Cooperatives Federations and clearing house services suppliers (information distribution centers). We continued to renew contracts with existing operators of such services.

Also in 2012, progress was made in negotiations with Cooperatives to install new sites in their townships in order to achieve or improve mobile coverage in these areas.

Finally, Personal expanded agreements with other operators of resources and facilities, who contributed to the development of our mobile network, with a positive effect in the quality and quantity of the services offered to its customers. Such resources and facilities include data link and transmission, interconnection resources, origination, termination, minute transport, site leases and domestic roaming.

Personal’s Network and Equipment

Personal is the operator of mobile networks at a national level, and uses world-class technology providing GSM and third-generation services.

The mobile network infrastructure and the fixed network infrastructure are complementary. Therefore, the development strategy for Personal’s network aims to maximize the synergies of investments of the Telecom Group as an integrated operator group.

To this end, Personal’s radio access network is supported by a regional transmission network that is shared with the fixed telephony business. To the extent possible, the switching core shares the facilities with other switches in the Telecom Group, and all data services are supported by the public backbone of the Group.

The access network is in a constant process of improvement, to increase the number of cities covered and to improve the capacity to meet simultaneous customer demands. In order to continuously guide this process, Personal measures relevant parameters and benchmarks its network against those of its competitors.

The 2G network continued growing primarily in terms of capacity to accompany the increase in customer traffic, especially the increase in data traffic as a result of various marketing actions. By the end of 2012, we had over 3,300 2G sites distributed throughout the country.

We continued to deploy a 3G access network that enables a general roll-out of mobile Internet services. This network operates in coordination with our GSM accessibility and is tailored to provide customers with adequate resources for the type of services it demands. As of December 31, 2012 there were more than 2,700 sites.

During 2012, we continued with the plan to replace and modernize equipment in the mobile network. The capacity increase required to satisfy the growing demand for mobile bandwidth is based on a substantial increase in the number of radio base sites, and on the implementation of “six sectors” technology, that allows a more effective use of the spectrum.

In order to ensure bandwidth availability to address current and future needs, our strategy is to maximize the deployment of fiber optic to the radio bases. In 2012, most mobile long-distance connections were sent over the IP network of the Group.

As to the operation, the MPM began to be used on the mobile network. During 2012, the MPM was used on 26 sites throughout the country. The expansion process is expected to continue during 2013. Also, Personal’s mobile network deployment continued, based on the use of sites with low height, on posts of Telecom Argentina or third parties, or on urban roofs. This allows Personal to shorten the average height of the facilities, attending community needs.

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

During 2012, The telecommunications sector in Paraguay showed good performance, with growth levels above 10% for the second year in a row. As of December 31, 2012, Núcleo had approximately a 33% share of the market for mobile telecommunications services in Paraguay (an increase of 1% compared to 2011). The subscriber base increased 7% as compared to the previous year. As of December 31, 2012, Núcleo had 1,872,219 pre-paid subscribers, 260,471 subscribers with the service plan “Plan Control,” 30,064 post-paid subscribers and 131,580 Mobile Internet subscribers.

Núcleo has changed its logo and launched its new brand image through the campaign Cada Persona es un Mundo. The main products offered in this campaign were the bundling of calls, messages and data, targeted to prepaid segment and tailored plans for postpaid and Plan Control subscribers, which allowed them to combine calls, messages and data on a fixed monthly payment.

Núcleo also consolidated its leadership in Mobile Internet based on bundled offers for prepaid customers at very convenient prices. At a strategic level, Núcleo performed retention and loyalty actions for high-value customers mainly through a major campaign to replace handsets.

In addition, Núcleo focused on Number Portability, effective from November 30, 2012, to educate the market about its process and benefits. With portability, a new proposition arose, Personal Unlimited, where each product or service purchased by customers incorporates an unlimited element to communicate through calls and SMSs to any mobile operator customer.

Núcleo’s Network and Equipment

The primary milestone in 2012 was the commencement of the Dream Paraguay project, which consists of modernizing the access network of Núcleo and adding a new supplier that will install its equipment during the next three years, based on the MSR (multi-station radio) solution.

Other major developments in 2012 include the following:

Coverage Expansion: During the first quarter of 2012, Núcleo commissioned 22 cell sites in the department of Caaguazú, which added 117 new townships to its GSM network. Apart from these sites, Núcleo completed the installation of another 68 sites in different regions in Paraguay, ending the year with an increase of 17% in the number of cell sites.

Quality and Capacity Improvement: Núcleo expanded its network to address the traffic increase in 2012. In the city of Pedro Juan Caballero, it commissioned 11 new sites, which doubled the number of sites in this township, which has ensured utility quality in an area where spectrum management poses multiple issues, since it is a border city.

3G Network: In early 2012, Núcleo implemented the DC-HSPA+ (Release 8) solution, the latest recommended by the 3GPP (“3rd Generation Partnership Project”) for 3G networks, being the only operator in Paraguay and the second in South America to provide this solution to its customers.

Core: Núcleo continued to expand its circuit core and package core by upgrading the hardware and software at all network nodes. In order to meet the demand expected due to the implementation of the Number Portability, Núcleo has replaced HLR (Home Location Register — a node that consists of a cell-phone network that stores user data and profiles) in Asunción by another with larger capacity. In this way, Núcleo is completing the replacement of the MSC (Mobile Switching Center — a main node in a cell-phone network responsible for commuting all voice and data calls) in Asunción with a new network called Blade Cluster, which is the latest version of hardware and software launched by Ericsson in the mobile telecommunication market.

VAS: during 2012, Núcleo updated and expanded all its service platforms, largely by implementing the PCRF (Policy Charging Rules Function) node, which enables controlling policies for the use of the 3G network, so that personalized commercial plans could be launched.

Transmission: While expanding the transmission network, Núcleo expanded coverage of its network by providing Internet access services to the Corporate sector. By the end of the first half of 2012, Núcleo added all of Northern and Northwestern Paraguay to its DWDM network, by commissioning about 970 km of fiber-optic cable of its own, which increased data traffic capacity and service quality in the departments of Concepción, Amambay, San Pedro, Canindeyú and Alto Paraná, which account for 47% of total traffic on the network.

Competition

Fixed Services

Basic Telephony and International Long-Distance Services. Before November 1999, Telecom Argentina held an exclusive license to provide Basic telephone services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (commercially known as Telmex), Impsat (commercially known as “Global Crossing”), IPlan, Comsat, Telecentro, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the rates it charges for its services and experience limited loss in market share in the Northern Region.

Internet and Data Services. We face nationwide competition in the Internet service market in Argentina from Telefónica, Gigared, Cablevisión (Fibertel) and Telecentro (providing a triple-play offer), among others. Our data services business faces competition from Telefónica, Comsat, Grupo Telmex Argentina and from several providers of niche data services such as Impsat, IPlan and others.

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

Nextel Argentina provides trunking telephony and other telecommunications services in Buenos Aires and cities in the interior. Nextel Argentina’s service currently focuses on business subscribers in the principal cities of Argentina.

With the introduction of Number Portability in early 2012, competition has intensified. The acquisition and retention of high-value customers continues to be a key factor to Personal’s strategy, which is focused on maintaining customer’s consumption through the launch of new products and services that enable retention of existing customers and take advantage of the opportunities that Number Portability generates.

See “—Regulatory Framework—Regulatory Environment—Decree No. 764/00” for a description of Number Portability and also “Regulatory Framework—Other Regulations—Regulations Applicable to PCS Services” for additional details on Personal’s license.

Mobile Telecommunications Services in Paraguay. Currently, there are four participants in the mobile telecommunications services market in Paraguay. As of December 31, 2012, Núcleo’s major competitor was Tigo (a Millicom International Cellular subsidiary).

REGULATORY FRAMEWORK

Regulatory Bodies and General Legal Framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The activities of Telecom Argentina and Personal are supervised and controlled by the CNC, a governmental agency under the supervision of the SC (which is presently supervised by the Ministry of Federal Planning, Public Investments and Services). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies, which are applicable to telecommunications services, to ensure that these policies are applied, to review the applicable legal regulatory framework, to approve the frequency band scheme, to act as the enforcing authority with respect to the laws governing the relevant activities, to approve major technical plans and to resolve administrative appeals filed against CNC resolutions, among others.

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

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom Argentina USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (“FCC”).

Licenses granted as of December 31, 2012

To the Company

As of December 31, 2012, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  Value Added Services, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

To the Company’s subsidiaries

As of December 31, 2012, the Company’s subsidiaries have been granted the following licenses:

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

Radio electric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. The SC had postponed the auction of the spectrum, and it was estimated that it would take place in May 2012.

On September 5, 2012, Personal was notified of SC Resolution No. 71/12, by which, as provided for in Article 10 of the List of Conditions, the auction approved by SC Resolution No. 57/11 was canceled for reasons of opportunity, merit and convenience of the Argentine Government.

On December 13, 2012, the PEN, through Decree No. 2,426/12, amended the Regulation on Management and Control Spectrum (See “Decree No. 764/00” below), incorporating paragraph 8.5 to Article 8 of that Regulation, establishing: “Notwithstanding the provisions of Article 8.1., the Regulatory Authority may assign frequencies directly to National Organizations, State Agencies and Entities majority-owned by the Argentine Government.”

Also, the mentioned Decree conferred to Argentine Satellite Solution Corporation S.A. (“ARSAT” — a company wholly owned by the Argentine Government) the authorization for the use of the frequencies involved in the auction approved by Resolution SC No. 57/11.

The mentioned decree also amended Article 8 of the Regulation for Telecommunications Services Licenses in force, incorporating the following provision: “Article 8 bis - Mobile Virtual Network Operator. Those interested in offering mobile services that do not have radio spectrum frequencies assigned for the provision of these services must have the license for telecommunications services and the registration as Mobile Virtual Network Operator. Mobile services operators will be responsible for the services rendered to its customers and are liable for the application of the respective sanction system. The Regulatory Authority may issue the application and interpretation acts that it deems appropriate.”

The same decree instructs the SC to implement the appropriate measures in order to attribute the bands between 1,710-1,755 MHz; 2,110-2,155 MHz and 698-806 MHz exclusively for terrestrial mobile telecommunications services.

On December 13, 2012, the PEN, through Decree No. 2,427/12, declared of public interest the development, implementation and operation of the “Federal Wireless Network,” in charge of the Ministry of Federal Planning, Public Investment and Services, to be executed through ARSAT, under the National Telecommunications Plan “Argentina Conectada,” which provides the infrastructure necessary for this purpose, according to the general guidelines established in the Decree’s Annex.

In addition, by Article 2 of Decree 2,427/12, the PEN instructed the Ministry of Federal Planning, Public Investment and Services, as major shareholder of ARSAT, to take the necessary corporate actions and decisions, that allow the execution of works and services required as a result of the implementation of the “Federal Wireless Network.”

Also, on December 21, 2012, the SC Resolution No. 222/09 was published in the Official Bulletin, which assigned ARSAT the telecommunication services license that authorizes the state company to provide any kind of telecommunication services with or without owned infrastructure. It also provided the authorization for the provision of value-added services, data transmission and transportation of audio and video signals.

By Resolution No. 9/13, published on February 7, 2013, the SC granted ARSAT the registration of Mobile Services and National and International Long Distance Services and the Provision of Telecommunication Facilities.

Personal’s Management continues evaluating the implications of SC Resolution No. 71/12 and Decree No. 2,426/12 in the Company, as well as the necessary actions which allow Personal to continue providing high quality standards mobile services.

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

If Telecom Argentina’s license is revoked, Nortel must transfer its interest in Telecom Argentina’s capital stock to the Regulatory Bodies, in trust for subsequent sale through public auction. Once the sale of the shares to a new management group is performed, the Regulatory Bodies may renew the license of the Company under the terms to be determined.

Personal’s licenses are revocable in case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruptions of Personal’s services as set forth in the List of Conditions;

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

As long-distance services were liberalized, competition was introduced by Pre-subscription of Long-Distance Service for locations with more than 5,000 clients. Following the introduction of Presubscription of Long-Distance Service, a call-by-call selection service will be installed. These requirements obligated the telephone companies to make significant investments and modifications to their networks.

During 1999, competition in local, national and international long-distance services was established among Telecom Argentina and Telefónica and Compañía Telefónica del Plata (CTP, Movicom Bell South) and Compañía de Telecomunicaciones Integrales S.A. (CTI, now Claro), the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (Telmex), Impsat (Global Crossing), Comsat, IPlan, Telecentro, Telefónica and Telecom Argentina.

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

•                  the regulation governing the administration, management and control of the radioelectric spectrum; and

•                  the Universal Service regulation.

The basic guidelines for these regulations are as follows:

General Regulation of Licenses. This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, mobile, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services and there are no restrictions on participation by foreign companies. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to obtaining a license. This regulation governs the license through which Telecom Argentina offers services in the Southern Region and is complementary to Telecom Argentina’s obligations pursuant to its preexisting licenses.

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

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy and Public Finance, which introduced several changes related to the obligation of service provision and habilitation and blockage modality and the availability of the service on December 6, 2003. The Company has fulfilled with all its obligations, nevertheless, as of the date of this Annual Report, this long-distance service modality is not implemented.

Regarding the number portability, on January 22, 2009, the SC issued Resolution No. 8/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the Number Portability Regime.

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

On October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability was formalized with the selection of the joint offer by Telcordia Technologies Inc. and its Argentine affiliate Telmark S.A.

Personal and the other mobile service providers finalized the adjustments of their respective networks as well as developments and testing of the necessary information technology applications, implementing the NP during March 2012.

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

Universal Service (“SU”) Regulation. The Universal Service regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (the “SU Fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the SU liability which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New Universal Service Regulation

Decree No. 558/08, published on April 4, 2008, introduced certain changes to the SU Fund regime created by Decree No. 764/00. Decree No. 558/08 established that the SC would assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It would also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

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

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members appointed by the SC, one member appointed by the CNC, three members appointed by the telecommunication services providers — two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — and another member appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with prior approval by the SC.

The Technical Committee has been created and it is fully operative. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of Basic Telephone services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long-distance, international long-distance and Internet services in towns that did not provide Basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and No. 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to provide the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented using SU Fund resources, through public biddings. As of the date of this Annual Report, the first bidding for the “Internet for educational institutions” program has already been conducted. Telecom Argentina was awarded the project and is finishing the installation of the last project facilities, which will reach 1,540 schools and generate revenue to us from the FFSU of approximately P$5 million per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority to be redefined. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of this Annual Report, the auction is in pre-award stage.

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

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance — particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the deregulation of the market and effectiveness of the first SU regulations, incumbent operators have not received any set-offs for the services rendered under the SU regime.

Pursuant to Resolutions SC No. 80/07, SC No. 154/10 and CNC No. 2,713/07, Telecom Argentina has estimated a receivable of P$1,212 million (unaudited) for the period initiated in July 2007 through December 31, 2012, and has filed its calculations for approval by the SC. This receivable has not yet been recorded since it is subject to approval of the SU programs, review of the SC and availability of funds in the SU Fund.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting to approximately P$999 million since July 2007 and included in the above-mentioned receivables — are not considered an Initial Indicative Program. Such resolution was appealed by Telecom Argentina. As of the date of this Annual Report, the outcome of this appeal is still pending.

On July 12, 2012, Telecom Argentina was notified of the SC Resolutions No. 53 and 54/12 and on July 25, 2012, it was notified of SC Resolutions No. 59, 60, 61 and 62/12, pursuant to which the “Special Service of Information 110,” the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony,” the “Services and Discounts relating to the Information Society Program argentina@internet.todos,” the “Services for Deaf-Mute People” and the “Free Access to Special Emergency Services and Special Community Services,” provided by Telecom Argentina  did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Section 2 of Decree No. 558/08.

On August 21, 2012, the Company was notified of SC Resolutions No. 69 and 70/12, pursuant to which the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service” provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately P$450 million and are included in the credit balance mentioned in the third paragraph of this section.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately P$208 million. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution. However, it cannot be assured that these issues will be favorably resolved in the administrative stage. Otherwise, we cannot assure what actions the Company would take to defend its rights at court.

In Personal

Since January 2001, Personal has been recording a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately P$112  million into an account held under their name at the Banco de la Nación Argentina.

During the first quarter of 2011, the abovementioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, the SU Fund monthly contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a P$70 million investment project, pursuant to SC Resolution No. 9/11, for the development of network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. As of the date of this Annual Report, this program is still pending the approval of the SC.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, do not constitute items that may be discounted from the amount of contributions to the SU pursuant to Article 3, last part, of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provides that certain amounts already deducted may be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No. 50/12 requesting its nullity. As of the date of this Annual Report, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately P$23 million in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal has paid its monthly calculations under protest of those concepts.

It cannot be assured that this issue would be favorably resolved in the administrative stage. Otherwise, we cannot assure what actions the Company would take to defend its rights at court.

Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

On June 25, 2012, the CNC notified Telecom Argentina of an administrative complaint relating to an incident that took place on June 12, 2012, in an optic fiber link of Telecom Argentina, caused by a construction company for which Telecom Argentina is not liable, which affected the interurban and ADSL services in localities at the North Region of the country and also affecting the mobile communication services provided by Personal. Such services were quickly restored, after slightly more than two hours of labor, due to the networks’ redundancy. On the same date, within the same procedure, the CNC also notified Personal of an administrative complaint in connection with the problems affecting its mobile communication services.

Telecom Argentina and Personal filed their defense against such penalty procedures, arguing that these penalty procedures should not be triggered. On October 11, 2012, the CNC notified Telecom Argentina and Personal that the procedures begun on June 25, 2012 were not triggered because the regulations on which the complaint was based (Article 10.1 of Annex I of Decree No. 764/00) were not applicable to Telecom Argentina nor to Personal. Nevertheless, the CNC filed a new complaint against both companies for the alleged non-compliance of the regulations provided in the List of Conditions of the Basic Telephone Service and the Mobile Telephone Service, respectively.

The Management of Telecom Argentina and Personal, with the advice of their legal counsels, believes that there are solid arguments to defend themselves against the new complaint. This incident is different from other cases reviewed by the CNC regarding network outages of other mobile operators that occurred during the second quarter of 2012. Management believes that any possible sanctions would not materially affect the financial and economic position of Telecom Argentina and Personal. However, it cannot be assured that the new procedure will not result in administrative penalties that will make it necessary for Telecom Argentina and Personal to defend their rights at court.

Assessment of Mobile Services: SC Resolution No. 45/12

On May 31, 2012, the SC issued Resolution No. 45/12 providing that the assessment time of calls originated in users of mobile services shall start from the moment in which the call’s recipient answers the phone in person or through a voice mail, until the moment in which the communication ends, and that any communications that are not answered by the recipient (either in person or through a voice mail) shall not be invoiced or charged in any way.

The assessment provided by Resolution No. 45 was successfully implemented by Personal as October 11, 2012.

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

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary administrative steps. As of the date of this Annual Report, such fulfillment has yet to occur. Although we expect such fulfillment to occur, we cannot guarantee whether or when this will happen. We are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the future rate scheme. Also, we are unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements and if these conditions or requirements are imposed, whether we will be able to satisfy them.

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

Installation Charges. Under the Rate Agreement, Telecom Argentina was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users. Decree No. 92/97 established that, beginning in November 1997, installation charges could not exceed the amount charged in mature international markets. According to this decree, the current maximum permitted charge is US$150 (pursuant to the Public Emergency Law, this charge was pesified at the exchange rate of US$1.00=P$1.00). Telecom Argentina has been applying several promotions to installation charges. Average levels of promotional installation charges in 2012 were P$66.8.

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

Tax on Deposits to and Withdrawals from Bank Accounts (“IDC”). On February 6, 2003, the Ministry of Economy and Public Finance, through Resolution No. 72/03, defined the method to allow, going forward, rate increases on Basic telephone services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately P$23 million that arose before the issuance of Resolution No. 72/03. Telecom Argentina planned to claim such amount within the rate renegotiation process (See “—Rates”). In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount for its audit. Telecom Argentina had access to the CNC’s audit documentation which corroborates the amounts claimed by Telecom Argentina and its application of a similar offsetting method pursuant to Resolution No. 41/07 described below. As a result, the Company recorded as “Non-current Other receivable” a total of P$23 million.

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

Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and canceled payables stemming from reductions in social security contribution rates and other fines due by the Company. As of December 31, 2012, Telecom Argentina has a net receivable of P$62 million which, in addition to the receivable of P$23 million corresponding to the IDC, is included in the line item “Other receivables” as non-current receivables.

Since Resolution No. 41/07 gives Telecom Argentina the right to offset receivables with existing and/or future regulatory duties and, given its intention to exercise this right, the receivable was recorded net of allowances. As of December 31, 2012, the allowances corresponding to these regulatory duties amounted to P$85 million.

In 2012, Telecom Argentina continued billing customers the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

Other Regulations

Regulation for the Call-by-Call Selection of the Providers of Long-Distance Services. On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01, approving a system that allows callers to select their preferred long-distance provider for each call. This call-by-call selection system is referred to as “SPM.”

Subsequently, as a result of claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy and Public Finance issued General Resolution No. 75/03, which introduced several changes to the regulations setting forth the SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations related to service promotion and advertising. General Resolution No. 75/03 also provides that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 days of February 6, 2003. Our equipment and networks have been able to provide this service since 2002. As of the date of this Annual Report, this long-distance service modality has not been implemented.

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

Calling Party Pays — CPP. As from April 15, 1997, pursuant to Decree No. 92/97 and SC General Resolutions No. 263/97 and No. 344/97, mobile telephone services apply the “calling party pays,” or “CPP,” system, whereby the party placing a call from a fixed-line to a mobile phone pays for the air-time charges for the call. As an exception to this rule, traffic originating from public telephones does not pay CPP, and is instead charged according to the “Mobile Party Pays” or MPP system, whereby the mobile party pays for the call received.

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

In connection with Telefónica Móviles’ acquisition and combination of operations of Unifón and Movicom, in 2004, the SC authorized a change in shareholder control of stakes held in Compañía de Radiocomunicaciones Móviles S.A. and in Compañía de Teléfonos del Plata in Telefónica Móviles’ favor. This authorization was conditioned upon the return, without charge, of frequency bands exceeding an aggregate 50 MHz in accordance with the effective laws and pursuant to a plan to be subsequently issued. See “—Regulatory Framework—

Regulatory Bodies and General Legal Framework — Licences granted as of December 31, 2012— Radio electric spectrum auction” for a description of the reassignment of the 850 Mhz and 1900 Mhz frequency bands returned by Telefónica Móviles Argentina S.A.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRSHRA)

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In accordance with our Code of Ethics and Conduct, we seek to comply with all applicable laws.

Activities relating to Iran

Telecom Group

The only activity we have that, to our knowledge, relates in any way to Iran is our roaming agreement with Mobile Company of Iran (MCI) (formerly TCI).

Our roaming agreements allow our mobile customers to use his or her mobile device on a network outside the subscriber’s home network.  (See “Glossary of Terms — Roaming”).

Like all major mobile networks, in response to the competition and customers’ demands Personal has entered into roaming agreements with many foreign mobile networks, including MCI, to allow their customers to make and receive calls abroad.

Roaming agreements are, including the one relating to Iran, on standard terms and conditions. Entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are, generally, reciprocal. Pursuant to a roaming agreement when our mobile customers are in a foreign country covered by the network of an operator with which we have a roaming agreement (the “Foreign Operator”), our mobile customers may make and receive calls on their mobile phone using the Foreign Operator’s network. Likewise, the Foreign Operator’s customers may make and receive calls using our networks when these customers are in Argentina.

The Foreign Operator bills us for the calls made and received by our roaming customers at the rate agreed upon in the applicable roaming agreement. We then bill these customers according to the specific roaming fees in their subscription agreement. Likewise, we bill the Foreign Operator at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Operator bills its clients for the calls made and received using our networks according to customer agreements. Roaming agreements do not, generally, contemplate other fees or disbursements.

In 2012, the consolidated impact on net profit (loss) arising from our roaming agreements with MCI was as follows:

•                  our total revenues received under roaming agreements with MCI were approximately US$11 (eleven U.S. dollars).

•                  our total charges paid under roaming agreements with MCI were approximately US$369 (three hundred and sixty-nine U.S. dollars).

These revenues and charges are immaterial to our consolidated revenues and operating expenses, respectively.  Because we do not separately allocate costs directly attributable to the service provision or other overhead costs to these transactions, the amount of our consolidated net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from the agreements.

The purpose of our roaming agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining our roaming agreements.

Telecom Italia

We are also required to disclose our affiliates’ activities relating to Iran.  We have been informed that other members of the Telecom Italia Group also have entered into roaming agreements with Iranian telecommunications operators.  The information in this section is based solely on information provided to us by our Parent Telecom Italia S.p.A. for purposes of complying with our obligations under Section 13(r) of the Exchange Act. Information set forth below is for the consolidated Telecom Italia Group and includes the impact of our revenues and charges described above.

The Telecom Italia Group operates one of the largest mobile network in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (Tim Participações S.A. by means of its subsidiary TIM Celular S.A.) and Argentina (Telecom Argentina S.A. by means of Telecom Personal S.A.).

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•                  roaming agreements with the following Iran mobile phone operators: Taliya, KFZO — TKC (formerly Payam Kish), Irancell (MTN) and Mobile Company of Iran (MCI) (formerly TCI); and

•                  commercial relationship for the delivery of traffic from Iran to its networks and from its networks to Iran (“International Carrier Agreements”). To this end, its subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”) — directly and through its subsidiaries — entered into agreements with Telecommunication Infrastructure Company (TIC) in Iran.

Roaming.  Telecom Italia informs us that in 2012, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is analyzed as follows:

•                  its total revenues from roaming agreements with Iranian networks were approximately 330 thousand euros (of which 322 thousand euros recorded by Telecom Italia S.p.A.);

•                  its total charges from roaming agreements with Iranian networks were approximately 319 thousand euros (of which 296 thousand euros recorded by Telecom Italia S.p.A.).

The purpose of these agreements is to provide coverage in areas where Telecom Italia does not own networks. For that purpose, it intends to continue maintaining these roaming agreements.

International Carrier Agreements.  As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through another carrier’s network (the “Host Network”), the Host Network receives a fee from the incoming network.

Telecom Italia informs us that in 2012, the impact on its net profit (loss) arising from the above International Carrier Agreements is analyzed as follows:

•                  its total revenues from traffic from networks located in Iran to its networks were approximately 9.3 million euros;

•                  its total charges from traffic to networks in Iran from its networks were approximately 0.4 million euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

Furthermore, in 2012 its subsidiary Olivetti I-Jet in liquidation recorded 2,500 euros for the sale of a printer together with the related print heads.

All such amounts of revenues and charges are de minimis with respect to Telecom Italia consolidated revenues and operating expenses, respectively.

CAPITAL EXPENDITURES

Capital expenditures (investment in Property, Plant and Equipment “PP&E” and intangible assets) amounted to P$3,257 million in the year ended December 31, 2012, P$3,192 million in the year ended December 31, 2011, and P$2,493 million in the year ended December 31, 2010.

The following table sets forth our Total Additions (Capital Expenditures plus Materials) for the years ended December 31, 2012, 2011 and 2010, amounting to P$3,416, P$3,359 and P$2,534, respectively.

	Year ended December 31,
	2012	2011	2010
	(P$ millions)(1)
Land and buildings	88	184	143
Switching and transmission	558	640	548
Equipment and infrastructure for special projects	94	23	1
Access and outside plant	732	710	595
Computer equipment and software	636	589	495
Other	307	172	139
Subtotal tangible capital expenditures (2)	2,415	2,318	1,921
Rights of use, exclusivity agreements and licenses	—	106	20
Service connection or habilitation costs	21	22	18
Subscribers acquisition costs	821	746	534
Subtotal intangible capital expenditures	842	874	572
Total capital expenditures	3,257	3,192	2,493
Materials (3)	159	167	41
Total additions in PP&E and intangible assets	3,416	3,359	2,534

(1)         The allocation of work in progress among items is estimated.

(2)         Includes materials transferred amounting to P$209 million, P$231 million and P$282 million as of December 31, 2012, 2011 and 2010, respectively.

(3)         Each year increase is calculated as the net amount between additions and transfers to work in progress during the year.

In addition, the following table shows capital expenditures for the years ended December 31, 2012, 2011 and 2010 broken down by Fixed Services and Mobile Services:

	Year ended December 31,
	2012	2011	2010
	(P$ millions)
Fixed Services
Land and buildings	56	74	70
Switching and transmission	265	310	247
Equipment and infrastructure for special projects	94	23	1
Outside plant	491	455	347
Computer equipment and software	270	194	161
Other	171	131	92
Subtotal tangible capital expenditures	1,347	1,187	918
Rights of use, exclusivity agreements and licenses	—	105	16
Service connection or habilitation costs	21	22	18
Subscribers acquisition costs	61	49	42
Subtotal intangible capital expenditures	82	176	76
Total Fixed Services capital expenditures	1,429	1,363	994

Personal Mobile Services and Núcleo Mobile Services
Land and buildings	32	110	73
Switching and transmission	293	330	301
Mobile network access	241	255	248
Computer equipment and software	366	395	334
Other	136	41	47
Subtotal tangible capital expenditures	1,068	1,131	1,003
Rights of use, exclusivity agreements and licenses	—	1	4
Subscribers acquisition costs	760	697	492
Subtotal intangible capital expenditures	760	698	496
Total Personal Mobile Services and Núcleo Mobile Services capital expenditures(1)	1,828	1,829	1,499
Total capital expenditures	3,257	3,192	2,493

(1)         Includes P$193 million, P$171 million and P$209 million of capital expenditures in Paraguay as of December 31, 2012, 2011 and 2010, respectively.

During 2012, capital expenditures in the Fixed Services segment were focused on the expansion of fiber optic and DWDM technology in the long-distance national network to improve transmission capacity and access speed assigned to customers and on the IP Backbone evolution through the installation of new-generation routers to cope with traffic growth. Such investments are shown in the lines of Outside plant and Switching and transmission. Additionally, focusing on the need for greater bandwidth, the deployment of a loop shortening plan continued. This plan involves the installation of outdoor cabinets with DSLAM of VDSL2 technology and will allow us to provide competitive services.

With respect to the Personal Mobile Services segment, capital expenditures have been made to extend 3G network capacity and coverage to many cities in the interior of Argentina, to expand Value Added Services platforms included in the Mobile network access and Switching and to the implementation of Number Portability. In addition, investments were allocated to direct and incremental costs incurred for the acquisition of new post-paid and “Cuentas Claras” subscribers with a minimum contractual period, which are included in the item subscriber acquisition costs. As a result of the expected evolution in our services, we expect to increase our capital expenditures in order to maintain the quality of our services and competitive position. Our capital expenditure plan is set annually and is based on regulatory, commercial, technical and economic factors such as rates, demand and availability of equipment and buildings.

We estimate that our capital expenditures will be approximately P$4.7 billion for 2013 (P$3.6 billion in tangible assets and P$1.1 billion in intangible assets, particularly SAC). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

The Company continues to make significant investments designed to take advantage of growth opportunities in our businesses. In the Fixed Services segment, we invest to sustain the growth in Broadband and new initiatives of VAS, to supply mobile operators with the necessary infrastructure and to continue updating commercial and support systems. We expect to continue expanding the network infrastructure and extending the 3G technology coverage and bandwidth for mobile data transmission and to adapt is commercial and support systems.

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

	As of December 31, 2012
	Fixed Services	Personal and Núcleo Mobile Services	Total
	(P$ millions)(*)
Land and buildings	867	98	965
Switching and transmission	1,383	1,332	2,715
Access and outside plant	2,158	994	3,152
Computer equipment and software	660	934	1,594
Materials	186	80	266
Other	145	198	343
Total PP&E, net carrying value	5,399	3,636(**)	9,035(***)

(*)                       The allocation of work in progress among items is estimated.

(**)                Includes P$785 million located in Paraguay.

(***)         Net of valuation allowance for materials for P$14 million.

All of the above-mentioned assets were used to provide service to our customers as described below.

	2012	2011	2010
	(thousands)
Fixed lines in service	4,128	4,141	4,107
Fixed Internet access lines	1,629	1,550	1,380
Mobile subscribers(*)	21,276	20,342	18,211

(*)         In 2012, 2011 and 2010, includes 2,301, 2,149 and 1,878 thousand Núcleo mobile subscribers, respectively, of which 6, 8 and 10 thousand were Internet (Wi-Max) customers.

As of December 31, 2012, we have entered into purchase commitments relating to PP&E totaling P$971 million primarily for switching equipment, external wiring, network infrastructure, inventory and other goods and services. In general, the contracts are financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of fixed assets are Cía. Ericson S.A.C.I, Brightstar Argentina S.A., BGH S.A., IATEC S.A., Huawei Tech Investment Co. Ltd. Argentina, L.G. Electronics Argentina S.A., I.B.M. Argentina S.R.L., Alcatel-Lucent de Argentina S.A., Hewlett Packard Argentina S.R.L. and Italtel Argentina S.A.

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

Management Overview

The Telecom Group ended the 2012 fiscal year in a solid financial situation as well as with a strong market position. The Telecom Group has continued to expand its Internet accesses base, reaching 1.6 million fixed Internet accesses, and its mobile subscribers base, reaching 21.3 million mobile subscribers (including Personal and Núcleo). To promote the expansion of business total additions in PP&E and intangible assets amounted to P$3,416 million in 2012, representing 15% of consolidated total revenues in 2012.

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Company has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating good performance in terms of revenues and profitability. Telecom Argentina had consolidated net financial assets of P$3,648 million as of December 31, 2012, compared to consolidated net financial assets of P$2,684 million and P$1,224 million as of December 31, 2011 and 2010, respectively. The strong cash flow generation has allowed Personal and Telecom Argentina to maintain the high level of capital expenditures and has allowed Telecom Argentina to pay P$807 million in cash dividends during 2012 without incurring any financial indebtedness.

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

Continuing the trend of prior years, revenues in 2012 grew by 20% compared to 2011, reaching P$22,117 million, and grew by 26% in 2011 compared to 2010, reaching P$18,498 million. Operating income before depreciation and amortization in 2012 increased P$577 million as compared to 2011, reaching P$6,570 million (equivalent to 30% of total revenues), while in 2011 it increased P$1,126 million as compared to 2010, reaching P$5,993 million (equivalent to 32% of total revenues). Operating income increased P$109 million in 2012 as compared to 2011, reaching P$3,966 million (equivalent to 18% of total revenues) while in 2011 it increased P$695 million as compared to 2010, reaching P$3,857 million (equivalent to 21% of total revenues). Net income increased P$190 million in 2012 as compared to 2011, reaching P$2,732 million (equivalent to 12% of total revenues), while it increased P$593 million in 2011 as compared to 2010, reaching P$2,542 million (equivalent to 14% of total revenues).

Our results of operations continue to be affected by the Pesification and freeze of regulated rates in the Fixed Services segment and macroeconomic factors. For a discussion of these and other factors that may affect our results of operations. See “—Years ended December 31, 2012, 2011 and 2010—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2012, see “—Years ended December 31, 2012, 2011 and 2010” below.

Economic and Political Developments in Argentina

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

After the abovementioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008, at an average rate of 8.5%. However, the international financial crisis affected the country decreasing its growth rate significantly to 0.9% in 2009. Throughout 2010 and 2011, the economy showed a rapid and strong recovery growing at a 9.2% and 8.9% annual rate respectively, but in 2012 a slowdown affected the economy. Inflation emerged as a main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose, 7.7% in 2009, 10.9% in 2010,9.5% in 2011 and 10.8% in 2012, while the wholesale price index increased 10.0% in 2009, 14.6% in 2010, 12.7% in 2011 and 13.1% in 2012. Nonetheless, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged. For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively. In 2012, the pace of peso devaluation accelerated to 14.4% and the official exchange rate ended the year at a P$4.92 per US$1.00.  Increasing restrictions on the foreign exchange (“FX”) market has been established, and an authorization from the “AFIP” (National Tax Authority) is now required to access the FX market to acquire foreign currencies. These restrictions intensified the gap between the FX rate and the implicit FX rate, reached through the valuation of securities trading in the local market in pesos and those trading in an external market in other currency.

After a vigorous growth in 2010—2011, several factors influenced the slowing in the Argentine economy in 2012. The global economy did not expand as strong as expected, and financial volatility continued at high levels. Locally, key agricultural sectors suffered from a heavy drought, reducing production and Argentine’s exports. Investment levels were hit by import restrictions and by a significant deterioration in the construction sector, mainly due to the increasing restrictions in the FX market, disturbing the normal functioning of the housing market. Private consumption remained positive, although growing at a much slower pace. In the second half of the year, the economy started showing some signs of recovery, ending 2012 with an economic growth of 1.9% over 2011.

The most important factors for the economy in 2012 can be summarized as follows:

•                  The fiscal and debt difficulties in developed countries continued affecting global growth and financial stability. Particularly, in the euro area, the return to recovery after a protracted contraction is delayed, while developing countries showed a less dynamic level of growth. On the other hand agricultural commodities prices reached high levels, mainly due to climatic problems across the globe, giving support to the already reduced Argentine crop harvest. The Brazilian economy suffered a significant deceleration that reduced imports from Argentine products by 1.2% year-on-year.

•                  Private consumption still remained positive and continued moving the demand forward, although slower than previous years, due to lower consumer confidence. Consumption was encouraged mainly by expansive fiscal policies and lax monetary policy that maintained real interest rates at low levels and promoted consumption. On the other hand, investment levels were affected by uncertainties in the access to the FX market and by limitations on equipments and parts purchased from abroad. Inflation remained high and, according to INDEC, the annual inflation as of December 2012 was 10.8%, which is substantially lower than private estimates.

•                  Argentine international commerce contracted in 2012, due to lower levels of exports of 3%, amounting to US$ 81.2 billion and reduced imports of 7%, totaling US$68,5 billion. As a result, the trade balance totaled US$12.7 billion increasing 27% over 2011. The strong drought affected agricultural production and its exports, while industrial exports dropped 4% year over year, mainly due to a weaker demand from the Brazilian economy. The imports reduction is due to the lower levels of investments and the decelerated economic growth.

•                  Expansive fiscal spending continued through 2012, growing by 31%. Despite efforts to cap public subsidies and transfers to the provinces, the increase on public social spending contributed to record high spending as a percent GDP. Fiscal revenues expanded 30% over 2011, due to a slowing economy and diminished export taxes, which helped to reach the first non-Financial Public Sector deficit in decades, of 4.4 billion pesos or 0.2% of GDP. When public debt services (interests and GDP Warrants) are considered the Fiscal Deficit reached 55.6 billion pesos, close to 2.5% in GDP terms. A significant portion of government revenues were obtained from transfers from the Central Bank and the National Pension Funds.

•                  The official exchange rate slightly accelerated through 2012 with depreciation of 14.4%, ending 2012 at P$4.92 per US$1.00 dollar. The BCRA intervened in the exchange market acquiring and selling foreign currency when supply and demand grew strongly, avoiding a nominal appreciation or depreciation and reducing the volatility on the exchange rate. The Government continued implementing measures to increase control over the exchange market, such as the need for prior authorization from the tax authorities (“AFIP”) when acquiring foreign currency in the market. The new restrictions deepened the gap between the official FX rate and the implicit FX rate already mentioned.

•                  Monetary indicators continued to show signs of expansion; the monetary base rose 38% in 2012. This expansion was mainly driven by increasing assistance from the Central Bank to the National Treasury and the Central Bank’s positive net purchases of foreign currencies in the exchange market, part of which were then transferred to the national government to serve service the national debt. Private deposits in pesos rose 41% annually, helped by the growth in time deposits, on the contrary deposits in dollars decreased 35% when compared to the end of 2011. As a result, interest rates on placements (Private Badlar rate) performed at an average rate of 14%. Despite the economic slowdown, loans granted in pesos continued expanding due to the high liquidity of the financial system and BCRA initiatives to foster lending, thus encouraging private consumption. Finally, international reserves totaled 43,292 million dollars as of December 31, 2012, showing a 7% year over year decrease.

•                  The labor market was relatively stable despite a slowing economy, reaching an unemployment rate of 6.9% in the final quarter of 2012, a small increase from the same quarter a year ago. Furthermore, salaries in nominal terms expanded 24.5% annually, as of December 2012.

•                  According to public figures, the Gross National Public Debt amounted to US$183 billion as of June 2012, which represented approximately 41.5% of Argentina’s GDP, not including those securities that were eligible for, but not tendered in 2005 and 2010 Debt Exchanges of its 2002 defaulted debt. The holdouts situation has not been resolved and is subject to continued litigation, which is disturbing the normal access to the international financial markets and impacting sovereign risk.  Nonetheless, Argentina holds a solid position in terms of public indebtedness; its level of debt to GDP is relatively low, and a significant amount is held by National Public Sector Agencies (54.9% of the total National Debt) like ANSES. As a result, the portion of public debt exposed to “market risk” represents nearly one third of the total debt.

The Argentine economy faced many changes in 2012 and showed a strong deceleration that had an impact on the telecommunication sector. An improved scenario is expected for 2013, hopefully aided by the recovery of the agricultural production and the Brazilian economy.

Because the substantial majority of our property and operations are located in Argentina, macroeconomic and political conditions in Argentina will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While our business continued growing in 2012, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3 Key Information—Risk Factors—Risks relating to Argentina”.

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with IFRS, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for its preparation. We have identified critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies (that are fully described in Note 3 to our Consolidated Financial Statements), which we believe are essential to an understanding of the underlying financial reporting risks. Additionally we have identified the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements.

Use of estimates

IFRS involves the use of assumptions and estimates that may significantly affect the reported amounts of assets, liabilities and results of operations and any accompanying financial information.

Management considers financial projections in the preparation of the financial statements as further described below. These financial projections anticipate scenarios deemed both likely and conservative based upon macroeconomic, financial and industry-specific assumptions. However, actual results may differ significantly from such estimates.

Variations in the assumptions regarding exchange rates, rates of inflation, level of economic activity and consumption, creditworthiness of our current and potential customers, aggressiveness of our current or potential competitors and technological, legal or regulatory changes could also result in significant differences from financial projections used by us for valuation and disclosure of items under IFRS.

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

Changes in these estimations, if any, may require adjustments to recorded revenues.

PP&E and intangible assets

Useful lives and residual value

We record PP&E and intangible assets at acquisition or construction cost. PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. We periodically review, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.

Recoverability assessment of PP&E and intangible assets with finite useful life

At least at every annual closing date, we assess whenever events or changes in circumstances indicate that PP&E and amortizable intangible assets may be impaired.

Under IFRS, the carrying value of a long-lived asset is considered impaired by the Company when the recoverable amount of such asset is lower than its carrying value. In such event, a loss would be recognized based on the amount by which the carrying value exceeds the recoverable amount of the long-lived asset. The recoverable amount is the higher of the fair value (less costs to sell) and its value in use (present value of the future cash flows expected to be derived from the asset, group of assets or cash generating unit). Once an impairment loss is identified and recognized, future reversal of impairment loss is permitted only if the indicators of the impairment no longer exist or have decreased.

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

For the years presented, we estimated that there are no indicators of impairment of assets that are subject to amortization.

However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition, changes in market conditions or regulations, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the carrying amount of recorded assets.

Intangible assets with indefinite useful life—PCS license

We determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented. Therefore, Personal does not amortize the cost of its license. However, Personal tests it annually for impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc.

Personal’s net cash flows projection is denominated in Argentine Pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into US dollars using future estimated exchange rates applicable to each period; and (b) has discounted these US dollar-denominated cash flows at an annual US dollar rate of approximately 14% in order to obtain the recoverable value of intangible assets with indefinite useful life. Future cash flows estimates are based on Management’s projections for a period not to exceed five years and then taken to perpetuity assuming a growth rate of 2% per annum.

Through this evaluation, it was determined that the carrying amount of the PCS license did not exceed the recoverable amount of the asset. As a result, no impairment has been recognized.

Our judgments regarding future cash flows may change due to future market conditions, competition, business strategy, the evolution of technology, changes in regulations and other factors. These changes, if any, may require material adjustments to the carrying amount of the PCS license.

Income Taxes and Recoverability assessment of deferred income tax assets

We are required to estimate our income taxes (current and deferred) in each of the companies of the Telecom Group according to a reasonable interpretation of the tax law in effect in each jurisdiction where the companies operate. This process may involve complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized for all deductible temporary differences to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets requires estimating future taxable income based on the Company’s projections and takes into account conservative tax planning. If actual results differ from these estimates due to changes in tax authority’s interpretations and the new fiscal jurisprudence, or we adjust those estimates in future periods, our financial position, results of operation and cash flows may be materially affected.

The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law as of the end of the reporting period and the effects of future changes in tax laws or rates are not anticipated.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 19% and 28% for years 2012 and 2011. Additionally, an annual U.S. dollar rate of approximately 8% was used for discounting long-term receivables denominated in U.S. dollars during 2012 and 2011. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

Changes in these estimated discount rates could materially affect our financial position and results of operations.

Provisions

We are subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions relating to these contingencies, we assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. We consult with internal and external legal counsel on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. Our determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in our method of resolving such matters, such as changes in settlement strategy, and, therefore, these changes may materially affect our financial position and results of operations.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balances, our historical write-offs, customer creditworthiness and changes in our customer payment terms when evaluating the adequacy of our allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, our actual write-offs could be higher than expected.

Years ended December 31, 2012, 2011 and 2010

For purposes of these sections, the fiscal years ended December 31, 2012, 2011 and 2010 are called “2012,” “2011” and “2010,” respectively.

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

(i)         Dormant entity at December 31, 2012.

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

•                  Personal Mobile Services and Núcleo Mobile Services: voice communications, GSM and 3G mobile communications over UMTS / HSPA / HSPA+ networks (including high-speed mobile Internet content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and contacts save services) and sale of mobile communication devices (handsets, 3G modems and tablets).

The following table shows a breakdown of our revenues by business segment for the year ended December 31, 2012:

Segment	Revenues (1) (P$ million)	Percentage of Consolidated Revenues

Fixed Services	6,023	27.2
Personal Mobile Services	15,227	68.9
Núcleo Mobile Services	867	3.9
TOTAL	22,117	100.0

(1)         Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2012, 2011 and 2010 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements. For the year 2011, the CEO assessed the operating segments performance both under Argentine GAAP and IFRS. During the year 2010, the financial information provided to the CEO was based on Argentine GAAP. However, we believe that Management discussion based on IFRS for years 2011 and 2010 provides a more useful and easier understanding of the Company’s business and represents the measurement principles most consistent with those used in measuring the corresponding amounts in our Consolidated Financial Statements.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. Additional information regarding trends expected to influence our results of operations are analyzed below under “—Trend Information.”

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect our customers’ consumption of local and long-distance traffic, the demand for new fixed lines, Broadband and mobile services and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation, exchange rate variations and the rate of unemployment, among others. The same factors, but to a lesser degree, affect the activity of Núcleo, that operates in Paraguay.

Rate Regulation. Revenue from our Fixed Services segment will depend principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges, public telephone charges and charges for Internet Dial-Up traffic (“Regulated Services”) are subject to regulation. These rates were pesified and rate increases were frozen by the Argentine government in 2002. Telecom Argentina has been in discussions with regulators with respect to rate adjustments and, on March 6, 2006, Telecom Argentina signed the Letter of Understanding 2006 with the Argentine government which permits Telecom Argentina to raise certain of its regulated rates. However, the agreement is still subject to the implementation of certain administrative steps and the pending approval by the legislative branch. Although the Company’s Management expects that the contract renegotiation process will be satisfactorily completed, to date there is no certainty regarding either the outcome of the negotiations or the timing of such outcome. The impact of the rates pesification on Telecom Argentina’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on Telecom Argentina’s costs structure. See “Item 3—Key Information—Risk Factors” and “—Economic and Political Developments in Argentina.”

The mobile business is not a rate-regulated industry. However, certain social or political factors could negatively affect rate adjustments, thus delaying their application to set-off the cost increases and higher capital expenditures that are required to maintain the quality of services. See “Item 3—Key Information—Risk Factors—Risks associated with Telecom and its operations.”

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

Personal and Núcleo subscribers bases are expected to continue expanding in 2013 although at more moderate rates than those of recent years, especially in Broadband and mobile Internet subscribers. We aim to obtain high-value mobile subscribers and encourage consumption through the launch of new products and services. Value Added Services will continue to be one of the main drivers of revenue growth in the mobile services business.

Also, competition has increased as a result of the implementation of the Number Portability Regulation in March 2012, which also resulted in higher subscriber retention costs.

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

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks by expanding the network infrastructure and extending 3G and HSPA+ technology and bandwidth for mobile data transmission.

In addition, as new technologies develop, equipment may need to be replaced or upgraded and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Devaluation of the peso. The peso has been subject to significant devaluations in the past. The majority of our revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Consequently, the Pesification of our regulated rates in the fixed services and the high level of competition limits our ability to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect our results of operations, considering the net effect on revenues and costs.

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

Tax pressures and litigation. Local municipalities in the regions where we operate have introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Local and federal tax authorities have brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. Also, jurisprudential changes in labor and pension matters have generated higher claims from employees and former employees and also increased claims from employees of a contractor or subcontractor alleging joint liability. We cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows as well.

(A) Consolidated Results of Operations

In the year ended December 31, 2012, we reported net income of P$2,732 million, compared to net income of P$2,542 million for the year ended December 31, 2011, and net income of P$1,949 million for the year ended December 31, 2010.

Consolidated revenues in 2012 were P$22,117 million compared to P$18,498 million in 2011 and P$14,627 million in 2010. The increase of P$3,619 million in 2012 (a 20% increase) can be largely attributed to the growth in the Personal Mobile Services segment and in Internet services included in the Fixed Services segment.

In 2012, operating expenses (including depreciation and amortization) totaled P$18,238 million, representing an increase of P$3,545 million, or 24%. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipments and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions (as a result of the increase in prepaid subscriber base), energy fees, restructuration costs and in fees for services, maintenance, materials and supplies (attributable to increased service costs related to call centers, and the effect of inflation on prices).

In 2011, operating expenses (including depreciation and amortization) totaled P$14,693 million, representing an increase of P$3,196 million, or 28% compared to 2010. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipments and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions, advertising (mainly as a result of Personal’s rebranding and other promotional campaigns) and in fees for services, maintenance, materials and supplies (attributable to increased service costs related to call centers, higher supplies consumption and the effect of inflation on prices).

Our fixed telephony service (10% of the consolidated revenue in 2012 vs. 12% in 2011)  is still affected by the Pesification and freezing of regulated rates in early 2002; as a result, the increase in the 2012 structure of operating expenses for the Fixed Services segment (18%) is higher than the increase in revenues (14%).

Since fiscal year 2012, the Company’s Management has changed the calculating method of the Operating income before Depreciation and Amortization by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from this fiscal year are shown below Operating income before Depreciation and Amortization, as part of Operating income. Accordingly, comparative figures for years ended December 31, 2011 and 2010 have been adapted in the consolidated income statements.

(A.1) 2012 Compared to 2011

	Years Ended December 31,				Change by segment (1)
	2012	2011	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ millions)%			(P$ millions)
Revenues	22,117	18,498	20	3,619	694	2,772	153
Other income	79	30	163	49	55	(6)	—
Operating expenses (without depreciation and amortization)	(15,626)	(12,535)	25	(3,091)	(860)	(2,146)	(85)
Operating income before depreciation and amortization (2)	6,570	5,993	10	577	(111)	620	68
Depreciation and amortization	(2,612)	(2,158)	21	(454)	(111)	(336)	(7)
Gain on disposal of PP&E	8	22	(64)	(14)	(13)	(1)	—
Operating income	3,966	3,857	3	109	(235)	283	61
Financial results, net	229	80	186	149	83	64	2
Income tax expense	(1,463)	(1,395)	5	(68)	5	(67)	(6)
Net income	2,732	2,542	7	190	(147)	280	57

Net income attributable to:
Telecom Argentina (Controlling Company)	2,685	2,513	7	172
Noncontrolling interest	47	29	62	18

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2012, total consolidated revenues increased by 20% to P$22,117 million from P$18,498 million in 2011, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2012 and 2011 are comprised as follows:

	Years Ended December 31,				Change by segment(1)
	2012	2011	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ millions)%			(P$ millions)
Voice	9,927	9,184	8	743	110	572	61
Data	6,767	5,316	27	1,451	152	1,283	16
Internet	3,395	2,411	41	984	440	474	70
Service Revenues	20,089	16,911	19	3,178	702	2,329	147
Equipment (2)	2,028	1,587	28	441	(8)	443	6
Revenues	22,117	18,498	20	3,619	694	2,772	153

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

Voice

Revenues from voice services increased 8% to P$9,927 million in 2012 from P$9,184 million in 2011. Such increase is largely due to a growth in the mobile subscriber base, as well as an increase in the prices of our services in the Personal Mobile Services segment. Revenues from voice services represented 45% of our total consolidated revenues for 2012 compared to 50% of our total consolidated revenues for 2011.

Fixed services

Revenues from voice services represented 53% of our total Fixed Services segment revenues attributable to third parties for 2012 compared to 58% for 2011.

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

Revenues from voice retail increased 5% to P$ 2,475 million and are still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 36% of our total segment revenues in 2012 compared with a 41% in 2011.See “—(B) Results of Operations by Segment — (B.1) Fixed Services Segment — Revenues — Voice-Retail” for a description of the services included as Voice-retail).

Monthly basic charges increased P$75 million or 8% to P$1,032 million in 2012 from P$957 million in 2011. Such growth was due to the increase of non-regulated services during the period.

Measured service charges for supplementary services increased 5% to P$1,306 million in 2012 from P$1,242 million in 2011. Such increase was due to the effect of the flat rate packs. In relative terms, revenues from local measured service increased 6% vs. 2011 and domestic long distance increased 5% vs. 2011.

Voice wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom USA amounting to $43) amounted to $739 (-1% vs. 2011).

Interconnection services decreased 2% to P$516 million in 2012 from P$525 million in 2011. Other wholesale revenues reached P$223 million in 2012 and P$222 million in 2011.

Personal Mobile services

Revenues from voice services represented 41% of our total Personal Mobile Services segment revenues attributable to third parties for 2012 compared to 46% for 2011.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice retail revenues reached P$4,461 million in 2012 (+11% vs. 2011). The increase was mainly due to increase in prices and an increase in the subscriber base.

Voice wholesale revenues reached P$1,838 million in 2012 (+6% vs. 2011). The increase was mainly due to higher traffic with mobile operators (TLRD) and an increase in roaming revenues, also due to higher traffic.

In Núcleo Mobile Services segment, voice revenues increased 17% to P$414 million in 2012 compared to P$353 million in 2011 mainly due to an increase in the subscriber base.

Data and Internet

Revenues from data and Internet services increased 32% to P$10,162 million in 2012 from P$7,727 million in 2011. Revenues from data and Internet represented 46% of our total consolidated revenues for 2012 compared to 42% of our total consolidated revenues for 2011.

Internet revenues in the Fixed segment increased 28% to P$1,993 million in 2012 from P$1,553 million in 2011. The increase was mainly due to the substantial expansion of the Broadband service (+5% of customers vs. 2011), an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”) amounted to P$102.3 in 2012 vs. P$87 in 2011. As of December 31, 2012, the number of Internet accesses reached approximately 1,629,000 equivalent to 39% of fixed lines in service of Telecom Argentina (vs. 37% in 2011), compared to 1,550,000 as of December 31, 2011, increasing by 5%.

Revenues from data services in the Fixed segment increased 26% to P$735 million in 2012 from P$583 million in 2011, where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to an increase in virtual private network services (private data network services replacing the point-to-point service), leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2012 and 2011, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

In the Mobile Services segments, data and Internet services mainly include SMS, MMS, GPRS and Internet. Revenues from data and Internet in the Personal Mobile segment increased 33% to P$7,013 million in 2012 from P$5,256 million in 2011.

Mobile data revenues reached $5.765 (29% vs. 2011). This increase is mainly due to the SMS traffic performance, related to the increase in the subscriber base and higher prices of this service, both in prepaid or postpaid customers.

As a consequence of the voice traffic increase, the usage of VAS (Internet and data) and the prices increase implemented in 2012, the ARPU increased to P$57.7 in 2012 (vs. P$51.4 in 2011).

Mobile Internet revenues in the Personal Mobile segment increased 61% to P$1,248 million in 2012 from P$774 million in 2011. Such increases were mainly due to an increase in the subscriber base.

Equipment

Revenues from equipment increased by 28% to P$2,028 million in 2012 from P$1,587 million in 2011. This increase is mainly related to the Personal Mobile services segment in the retail business with an increase of $443 vs. 2011 and was due to a mix between the increase in the average price of the handsets of 34% and the decrease of 5% in the handsets sold.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2012, other income increased 163% to P$79 million from P$30 million, mainly due to an increase in penalties collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses increased by P$3,091 million totaling P$15,626 million in 2012, representing a 25% increase as compared to 2011. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions, energy fees, restructuring costs and cost of equipments and handsets.

	Years Ended December 31				Change by segment(1)
						Personal	Núcleo
					Fixed	Mobile	Mobile
	2012	2011	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Employee benefit expenses and severance payments	3,269	2,609	25	660	431	220	9
Interconnection costs and other telecommunications charges	1,707	1,497	14	210	(5)	199	16
Fees for services, maintenance, materials and supplies	2,109	1,719	23	390	135	245	10
Taxes and fees with the Regulatory Authority	2,018	1,595	27	423	82	337	4
Commissions	1,949	1,515	29	434	30	396	8
Cost of equipments and handsets	2,043	1,640	25	403	(15)	396	22
Advertising	660	599	10	61	17	36	8
Provisions	153	225	(32)	(72)	(75)	4	(1)
Bad-debt expense	275	169	63	106	28	77	1
Restructuring Costs	90	—	n/a	90	83	7	—
Other operating expenses	1,353	967	40	386	149	229	8
Total operating expenses (without depreciation and amortization)	15,626	12,535	25	3,091	860	2,146	85

(1)         Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2012, employee benefit expenses and severance payments were P$3,269 million, representing a 25% increase from 2011. This was primarily due to salary increases that Telecom implemented across all segments and the increase in Telecom’s headcount. In the Fixed Services segment, the increases were mainly due to salary increases and severance payments and termination benefits, as a result of an increase in the number of employees who retired or were dismissed. In the Personal Mobile Services segment there was a 9% increase in the number of employees (from 4,820 employees in 2011 to 5,254 employees in 2012).

With a total headcount of 16,808 at the end of 2012 (+3% vs. 2011), lines in service per employee reached 371 in the Fixed Services segment (slightly lower to 2011), 3,612 in the Personal mobile services segment (-4% vs. 2011) and 5,226 in the Núcleo mobile services segment (+6% vs. 2011).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2012, interconnection costs and other telecommunications charges amounted to P$1,707 million compared with P$1,497 million in 2011. The increase was mainly due to higher traffic volume.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 23% to P$2,109 million in 2012 from P$1,719 million in 2011. This increase was mainly due to higher maintenance costs across all segments, and to higher fees for services related to call centers (a P$173 million increase from 2011 to 2012).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) increased 27% to P$2,018 million in 2012 from P$1,595 million in 2011, mainly due to charges of turnover tax (P$222 million increase from 2011 to 2012) as a result of the increase in revenues during 2012 and from taxes with the Regulatory Authority (an increase of P$92 million from 2011).

Commissions

Commissions increased by P$434 million, or 29%, to P$1,949 million in 2012 from P$1,515million in 2011. The increase was mainly due to higher commissions related to commercial agents associated with increased revenues because of major acquisition and retention costs, higher card sales, and prepaid recharges and collections.

Commissions are net of agent commissions capitalized as SAC, which totaled P$314 million (+P$66 million or 27% vs. 2011), and are directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment.

Cost of equipments and handsets

During 2012, the cost of equipments and handsets increased to P$2,043 million from P$1,640 million in 2011, representing a 25% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$418 million and was mainly due to higher average unit cost of sales (+26% vs. 2011) offset by a decrease in the number of handsets sold (-5% vs. 2011).

Cost of equipments and handsets are net of costs capitalized as SAC (P$463 million in 2012, P$7 million or 1% lower than 2011).

Advertising

Costs related to advertising increased by P$61 million, or 10%, to P$660 million in 2012. During 2012, Telecom Argentina continued its focus on advertising campaigns as a result of competition in the Internet services market while Personal recorded higher media advertising expenses to strengthen the brand position of the Telecom Group.

Provisions

During 2012, we recorded P$153 million in provisions compared to P$225 million recorded in 2011, representing a 32% decrease. The decrease in 2012 was mainly due to a decrease in labor claims amounting to

P$68 million and in regulatory tax proceedings amounting to P$24 million, partially offset by an increase in civil and commercial proceedings amounting to P$20 million.

Bad Debt Expense

In 2012, bad debt expense amounted to P$275 million, an increase of 63% as compared to 2011, representing 1% of consolidated revenues in 2012 and less than 1% in 2011. The increase was mainly due to higher revenues in 2012 (+ 20%) as compared to 2011 and higher aging of the accounts receivables, mainly in voice retail customers in the Personal Mobile Services segment.

Restructuring Costs

In the last quarter of 2012 the Company’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 employees with a total estimated cost of P$90 million. As of December 31, 2012, 45 dismissals have been made effective, 40 employees of Telecom Argentina and 5 employees of Personal, for a total amount of P$36 million. The remaining P$54 million has been accrued.

Other Operating Expenses

Other operating expenses, which include costs associated with Value Added Services, transportation costs, energy and rentals, among others, increased 40% to P$1,353 million in 2012 from P$967 million in 2011 primarily as a result of the subsidies elimination on certain public services. Other operating expenses also were higher due to higher costs associated with the provision of Value Added Services, higher costs of site leases and international and satellite connectivity.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$6,570 million in 2012, representing an increase of P$577 million or 10% from P$5,993 million in 2011. It represented 30% and 32% of total consolidated revenues, respectively.

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$454 million, or 21%, to P$2,612 million during 2012. The increase in PP&E depreciation reached P$254 million, in amortization of SAC and Service connection or habilitation costs totaled P$195 million and in amortization of other intangible assets totaled P$5 million.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Gain on disposal of PP&E

The gain amounted to P$8 million, a reduction of P$14 million vs. 2011 and mainly corresponds to the Fixed Services segment.

Operating income

During 2012, consolidated operating income was P$3,966 million, representing an increase of P$109 million or 3% from 2011. Operating income represented 18% of consolidated revenues in 2012 versus 21% in 2011. The decrease in the margin was mainly due to the increase of operating expenses (including depreciation and amortization) of 24% partially offset by the increase in revenues of 20%.

	Years Ended December 31,		% of Change
	2012	2011	2012-2011
	(P$ million / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	6,570	5,993	10
As % of revenues	30	32
Depreciation and amortization	(2,612)	(2,158)	21
As % of revenues	(12)	(12)
Gain on disposal of PP&E	8	22	(64)
Operating income	3,966	3,857	3
As % of revenues	18	21

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2012, Telecom recorded a net financial gain of P$229 million compared to a net financial gain of P$80 million in 2011. The positive change in the net financial results was mainly due to higher gains from net financial position of P$135 million and lower interest loss on provisions of P$ 34 million, partially offset by higher net foreign currency exchange losses by P$31 million as compared to 2011 (including the effect of loss on derivatives).

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

(i)             Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2012, resulting in an income tax payable of P$1,522 million versus P$1,434 million in 2011. Fixed Segment income tax expense assessed in 2012 amounted to P$312 million as compared to P$379 million in 2011; Personal’s, in 2011, amounted to P$1,187 million compared to P$1,039 million in 2011; and Núcleo’s, in 2012, amounted to P$23 million compared to P$16 million in 2011.

(ii)          Regarding the deferred tax, in 2012 and 2011, the Fixed Segment recorded a deferred tax benefit of P$39 million and P$101 million, respectively; Personal recorded a deferred tax benefit of P$20 million and a deferred tax loss of P$59 million in 2012 and 2011, respectively; and Núcleo generated a P$3 million gain in 2012 and a P$2 million gain in 2011, totaling P$62 million of deferred tax benefit in 2012 and P$44 million of deferred tax benefit in 2011.

(iii)       Regarding the analysis of recoverability of deferred tax assets, Personal recorded a valuation allowance for deferred tax assets of P$3 million and P$5 million in 2012 and 2011, respectively, while no charges were recorded for Telecom Argentina, Telecom Argentina USA and Núcleo in those years.

Net income

For 2012, we recorded net income of P$2,732 million (12% of total consolidated revenues), of which P$2,685 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$502 million, the Personal Mobile Services segment accounted for a P$2,085 million gain and the Núcleo Mobile Services segment accounted for a gain of P$145 million, representing 7%, 14% and 17% of the total segment revenues, respectively.

For 2011, we recorded net income of P$2,542 million (14% of total consolidated revenues), of which P$2,513 million are attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$517 million, the Personal Mobile Services segment accounted for a P$1,936 million gain and the Núcleo Mobile Services segment accounted for a gain of P$89 million, representing 8%, 15% and 12% of the total segment revenues, respectively.

(A.2) 2011 Compared to 2010

	Years Ended December 31,				Change by segment (1)
						Personal	Núcleo
					Fixed	Mobile	Mobile
	2011	2010	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Revenues	18,498	14,627	26	3,871	669	2,954	248
Other Income	30	25	20	5	5	—	—
Operating expenses (without depreciation and amortization)	(12,535)	(9,785)	28	(2,750)	(859)	(1,752)	(139)
Operating income before depreciation and amortization (2)	5,993	4,867	23	1,126	(185)	1,202	109
Depreciation and amortization	(2,158)	(1,712)	26	(446)	(42)	(349)	(55)
Gain on disposal of PP&E	22	7	214	15	15	—	—
Operating income	3,857	3,162	22	695	(212)	853	54
Financial results, net	80	(137)	n/a	217	(30)	247	—
Income tax expense	(1,395)	(1,076)	30	(319)	51	(366)	(4)
Net income	2,542	1,949	30	593	(191)	734	50

Net income attributable to:
Telecom Argentina	2,513	1,935	30	578
Noncontrolling interest	29	14	107	15

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS.  See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2011, total consolidated revenues increased by 26% to P$18,498 million from P$14,627 million in 2010, mainly driven by our mobile, Broadband and data transmission businesses.

Total consolidated revenues for 2011 and 2010 are comprised as follows:

	Years Ended December 31,				Change by segment(1)
						Personal	Núcleo
					Fixed	Mobile	Mobile
	2011	2010	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Voice	9,184	8,247	11	937	206	632	99
Data	5,316	3,641	46	1,675	95	1,485	95
Internet	2,411	1,643	47	768	349	383	36
Service Revenues	16,911	13,531	25	3,380	650	2,500	230
Equipment (2)	1,587	1,096	45	491	19	454	18
Revenues	18,498	14,627	26	3,871	669	2,954	248

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

Fixed services

Revenues from voice services represented 58% of our total Fixed Services segment revenues attributable to third parties for 2011 compared to 62% of our total segment revenues attributable to third parties for 2010.

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

Revenues from voice retail increased 7% to P$2,357 million in 2011. Revenues from regulated rate services represented 41% of our total segment revenues in 2011 compared with 45% in 2010.

Monthly basic charges increased 1% to P$957 million in 2011 from P$944 million in 2010. Such growth was due to an increase in the number of lines in service and in the level of service packages sold as well as increased prices for non-regulated services during the period.

Measured service charges increased 12% to P$1,242 million in 2011 from P$1,110 million in 2010. Such increase was due to higher local calls and an increase in the number of lines in service. However, some fixed services rates remained unchanged since 2002 as a result of the Pesification and freeze of rates imposed by the Argentine government.

Interconnection services increased 1% to P$525 million in 2011 from P$522 million in 2010. The increase in 2011 was due to higher fixed traffic transported and terminated on Telecom’s fixed-line network.

Personal Mobile services

Revenues from voice services represented 46% of our total Personal Mobile Services segment revenues to third parties for 2011 compared to 54% for 2010.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice retail revenues reached P$4,001 million in 2011 (+16% vs. 2010). The increase was mainly due to increases in prices and the growth of our subscriber base.

Voice wholesale revenues reached P$1,726 million in 2012 (+5% vs. 2010). The increase was mainly due to higher traffic with mobile operators (TLRD) and an increase in roaming revenues.

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

Internet revenues in the Fixed segment increased 29% to P$1,553 million in 2011 from P$1,204 million in 2010. The increase was mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription (“ARPU” amounted to P$87 in 2011, vs. P$76 in 2010). As of December 31, 2011, the number of Internet accesses reached approximately 1,550,000 (equivalent to 37% of lines in service)  compared to 1,380,000 as of December 31, 2010 (33% of lines in service),  increasing by 12%.

Revenues from data services in the Fixed segment increased 19% to P$583 million in 2011 from P$488 million in 2010. The increase was mainly due to an increase in virtual private network services (private data network services replacing the point-to-point service), leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2011 and 2010, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

In the Mobile Services segments, data and Internet services mainly include SMS, MMS, GPRS and Internet. Revenues from data and Internet in the Personal Mobile segment increased 55% to P$5,256 million in 2011 from P$3,388 million in 2010.

Mobile data revenues reached P$4,482 million (50% vs. 2010). This increase is mainly due to the SMS traffic performance, related to the increase in the subscriber base and higher prices of this service, both in prepaid and postpaid customers.

Mobile Internet revenues in the Personal Mobile segment increased 98% to P$774 million in 2011 from P$391 million in 2010. Such increase was mainly due to an increase in the subscriber base.

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

For a further breakdown of our consolidated revenues, see “—Results of Operations by Segment” below.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2011, other income increased 20% to P$30 million from P$25 million in 2010.

Operating expenses (without depreciation and amortization)

Total operating expenses increased by P$2,750 million totaling P$12,535 million in 2011, representing a 28% increase as compared to 2010. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions and cost of equipments and handsets.

	Years Ended December 31,				Change by segment(1)
						Personal	Núcleo
					Fixed	Mobile	Mobile
	2011	2010	Total Change		Services	Services	Services
	(P$ millions)%			(P$ millions)
Employee benefit expenses and severance payments	2,609	1,978	32	631	444	172	15
Interconnection costs and other telecommunications charges	1,497	1,377	9	120	8	83	29
Fees for services, maintenance, materials and supplies	1,719	1,333	29	386	129	245	12
Taxes and fees with the Regulatory Authority	1,595	1,254	27	341	63	271	7
Commissions	1,515	1,155	31	360	25	296	39
Cost of equipments and handsets	1,640	1,197	37	443	14	429	—
Advertising	599	441	36	158	12	134	12
Provisions	225	130	73	95	93	2	—
Bad-debt expense	169	119	42	50	4	42	4
Other operating expenses	967	801	21	166	67	78	21
Total operating expenses (without depreciation and amortization)	12,535	9,785	28	2,750	859	1,752	139

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

With a total headcount of 16,346  at the end of 2011 (+4% vs. 2010), lines in service per employee reached 373 in the Fixed Services segment (2%  lower than 2010), 3,774 in the Personal mobile services segment (+1% vs. 2010) and 4,944 in the Núcleo mobile services segment (+10% vs. 2010).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2011, interconnection costs and other telecommunications charges amounted to P$1,497 million compared with P$1,377 million in 2010. In the Fixed Services segment, the increase was mainly due to higher traffic volume in Telecom Argentina’s network and price increases resulting from inflation and an increase in traffic of outgoing calls originated in our network that required the payment of fees to transport such calls across international lines. In the Mobile Services segments, the increase was mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 29% to P$1,719 million in 2011 from P$1,333 million in 2010. This increase was mainly due to higher maintenance costs across all segments (maintenance costs for network equipment, buildings and vehicles, maintenance costs of radio base systems and maintenance of BlackBerry equipment) due to inflation and devaluation of the Argentine Peso against the U.S. dollar which amounted to P$133 million, and also to higher fees for services related to call centers (a P$149 million increase from 2010 to 2011).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority increased 27% to P$1,595 million in 2011 from P$1,254 million in 2010, mainly due to charges of turnover tax (P$166 million increase from 2010 to 2011) as a result of the increase in revenues during 2011 and from taxes with the Regulatory Authority (an increase of P$95 million from 2010).

Commissions

Commissions increased by P$360 million, or 31%, to P$1,515 million in 2011 from P$1,155 million in 2010. The increase was mainly due to the growth in the subscriber base, higher commissions for the distribution of prepaid cards and higher commissions for collections as a result of the increase in revenues and a higher transaction cost for collection services.

Cost of equipments and handsets

During 2011, the cost of equipments and handsets increased to P$1,640 million from P$1,197 million in 2010, representing a 37% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$429 million and was primarily attributable to an expansion of the subscriber base and the number of customers that upgraded their handsets as a result of technological advances and new service offerings, especially smartphones. The increase in costs in the Fixed Services segment was P$14 million and it was primarily attributable to an increase in sales of “Aladino” telephone sets and data equipment.

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

Bad Debt Expense

In 2011, bad debt expense amounted to P$169 million, an increase of 42% as compared to 2010, representing less than 1% of consolidated revenues in both years. The increase was mainly due to higher revenues in 2011 (+ 26%) as compared to 2010 and higher aging of the accounts receivables of voice retail customers.

Other Operating Expenses

Other operating expenses, which include costs associated with Value Added Services, transportation costs, insurance, energy and rentals, among others, increased 21% to P$967 million in 2011 from P$801 million in 2010 primarily as a result of the increase in the prices of transportation, fuel and electricity used to provide Telecom Argentina’s services. Other operating expenses also were higher due to higher costs associated with the provision of Value Added Services to Personal and Núcleo’s subscribers, higher costs of site leases and international and satellite connectivity.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$5,993 million in 2011 and P$4,867 million in 2010, representing 32% and 33% of total consolidated revenues, respectively.

Depreciation and Amortization

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

Gain on disposal of PP&E

The gain on disposal of PP&E amounted to P$ 22 million, an increase of P$15 million vs. 2010 and mainly corresponds to the Fixed Services segment.

Operating income

During 2011, consolidated operating income was P$3,857 million, representing an increase of P$695 million or 22% from 2010. Operating income represented 21% of consolidated revenues in 2011 versus 22% in 2010.

	Years Ended December 31,		% of Change
	2011	2010	2011-2010
	(P$ million / %)		Increase
Operating income before depreciation and amortization (1)	5,993	4,867	23
As % of revenues	32	33
Depreciation and amortization	(2,158)	(1,712)	26
As % of revenues	(12)	(12)
Gain on disposal of PP&E	22	7	214
Operating income	3,857	3,162	22
As % of revenues	21	22

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2011, Telecom recorded a net financial gain of P$80 million compared to a net financial loss of P$137 million in 2010. The positive change in the net financial results was mainly due to lower net foreign currency exchange losses by P$90 million as compared to 2010 (including the effect of loss on derivatives), lower interest on financial debt of P$60 million and higher interest on cash equivalents, investments and receivables by P$79 million partially offset by higher interest on provisions by P$42 million.

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

(i)             Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2011, resulting in a current income tax of P$1,434 million versus P$1,067 million in 2010. Telecom Argentina’s current income tax expense assessed in 2011 amounted to P$379 million as compared to P$408 million in 2010; Personal’s, in 2011, amounted to P$1,039 million compared to P$655 million in 2010; and Núcleo’s, in 2011, amounted to P$16 million compared to P$4 million in 2010.

(ii)          Regarding the deferred tax, in 2011 and 2010, Telecom Argentina recorded a deferred tax benefit of P$101 million and P$78 million, respectively; Personal recorded a deferred tax loss of P$59 million and P$79 million in 2011 and 2010, respectively; and Núcleo generated a P$2 million gain in 2011 and a P$6 million loss in 2010, totaling P$44 million of deferred tax benefit in 2011 and P$6 million of deferred tax expense in 2010.

(iii)       Regarding the analysis of recoverability of deferred tax assets, Personal recorded a valuation allowance for deferred tax assets of P$5 million and P$3 million in 2011 and 2010, respectively, while no charges were recorded for Telecom Argentina and Núcleo in those years.

Net income

For 2011, we recorded net income of P$2,542 million (14% of total consolidated revenues), of which P$2,513 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$517 million, the Personal Mobile Services segment accounted for a P$1,936 million gain and the Núcleo Mobile Services segment accounted for a gain of P$89 million, representing 8%, 15% and 12% of the total segment revenues, respectively.

For 2010, we recorded net income of P$1,949 million (13% of total consolidated revenues), of which P$1,935 million are attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$592 million, the Personal Mobile Services segment accounted for a P$1,315 million gain and the Núcleo Mobile Services segment accounted for a gain of P$42 million, representing 11%, 14% and 9% of the total segment revenues, respectively.

(B) Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)

Revenues (1)	7,061	6,208	5,393	14	15
Other Income(2)	84	26	21	223	24
Operating expenses (without depreciation and amortization)	(5,500)	(4,614)	(3,725)	19	24
Operating income before depreciation and amortization (3)	1,645	1,620	1,689	2	(4)
Depreciation and amortization	(929)	(818)	(776)	14	5
Gain on disposal of PP&E	7	20	5	(65)	300
Operating income	723	822	918	(12)	(10)
Financial results, net	52	(27)	3	n/a	n/a
Income tax expense	(273)	(278)	(329)	(2)	(16)
Net income	502	517	592	(3)	(13)

(1)         Includes intersegment revenues of P$1,038 million, P$879 million and P$733 million in 2012, 2011 and 2010, respectively.

(2)         Includes intersegment other income of P$9 million, P$6 million and P$6 million in 2012, 2011 and 2010, respectively.

(3)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2012, revenues from our Fixed Services segment increased by 14% to P$7,061 million from P$6,208 million in 2011. During 2011, revenues from our Fixed Services segment increased by 15% from P$5,393 million in 2010. Regulated voice services are still affected by rate Pesification. The increase in each year was due to several factors, including a 5% and 12% growth in Internet accesses in 2012 and 2011, respectively, and a 1% growth in the number of lines in service in 2011, which increased the monthly consumption of the offered services.

Revenues from our Fixed Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Voice - retail	2,475	2,357	2,211	5	7
Voice - wholesale	739	747	687	(1)	9
Data	735	583	488	26	19
Internet	1,993	1,553	1,204	28	29
Service Revenues	5,942	5,240	4,590	13	14
Equipment (1)	81	89	70	(9)	27
Subtotal third party revenues	6,023	5,329	4,660	13	14
Intersegment	1,038	879	733	18	20
Total Fixed Services revenues	7,061	6,208	5,393	14	15

(1)         This item is composed of voice, data and Internet equipment in each year.

Voice - retail

Revenues from voice - retail represented 35% of our total segment revenues for 2012 compared to 38% of our total segment revenues for 2011 and 41% of our total segment revenues for 2010. Revenues from voice - retail increased 5% to P$2,475 million in 2012 from P$2,357 million in 2011 and increased 7% in 2011 from P$2,211 million in 2010.

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

Monthly basic charges increased 8 % to P$1,032 million in 2012 from P$957 million in 2011 and increased 1% from P$944 million in 2010. Such growth was due to the level of service packages sold as well as increased prices for non-regulated services during the period.

Measured service charges increased 5 % to P$1,306 million in 2012 from P$1,242 million in 2011and increased 12% from P$1,110 million in 2010. Such increases were due to higher local calls. However, some fixed services rates remained unchanged since 2002 as a result of the Pesification and freeze of rates imposed by the Argentine government.

Voice - wholesale

Revenues from voice - wholesale represented 10% of our total segment revenues for 2012 compared to 12% and 13% in 2011 and 2010, respectively. Revenues from voice-wholesale decreased 1% to P$739 million in 2012 from P$747 million in 2011 and increased 9% from P$687 million in 2010.

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

Interconnection services decreased 2% to P$516 million in 2012 from P$525 million in 2011 and increased 1% from P$522 million in 2010.

Data and Internet

Revenues from data and Internet represented 39% of our total segment revenues in 2012 compared to 34% and 31% in 2011 and 2010, respectively. Revenues from data and Internet services increased 28% to P$2,728 million in 2012 from P$2,136 million in 2011 and increased 26% from P$1,692 million in 2010.

Revenues from Internet increased 28% to P$1,993 million in 2012 from P$1,553 million in 2011 and increased 29% from P$1,204 million in 2010. The increase was mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription. As of December 31, 2012, the number of Internet accesses increased approximately 5% to 1.63 million from 1.55 million as of December 31, 2011 and increased 12% from 1.38 million as of December 31, 2010.

Revenues from data services increased 26% to P$735 million in 2012 from P$583 million in 2011 and increased 19% from P$488 million in 2010. The increase was mainly due to an increase in virtual private network services (private data network services replacing the point-to-point service), leases of circuits, dedicated lines and the growth in data center services. The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2012 and 2011, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

Equipment

Revenues from equipment decreased by 9%, to P$81 million in 2012 from P$89 million in 2011 and increased 27% from P$70 million in 2010. The decrease in 2012 was principally due to the decrease of  sales of equipment related to construction contracts. The increase in 2011 was mainly due to higher sales of “Aladino” telephone sets and data equipment. In particular, we recorded P$25 million and P$14 million due to construction contracts during 2011 and 2010, respectively.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2012, our intersegment revenues increased 18% to P$1,038 million from P$879 million in 2011 and increased 20% from P$733 million in 2010. This increase was mainly due to higher revenues on leases of circuits to Personal as part of the growth of its network traffic. The intersegment revenues are eliminated at consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2012, other income increased 223% to P$84 million from P$26 million, mainly due to P$57 million of penalties collected from suppliers. In 2011, other income increased 24% from P$21 million in 2010 mainly due to an increase in penalties collected from suppliers.

Operating Expenses (without depreciation and amortization)

During 2012, total operating expenses for the Fixed Services segment increased 19% to P$5,500 from P$4,614 million in 2011 and increased 24% from P$3,725 million in 2010. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2012, 2011 and 2010 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	2,380	1,949	1,505	22	30
Interconnection costs and other telecommunications charges	507	491	456	3	8
Fees for services, maintenance, materials and supplies	950	815	686	17	19
Taxes and fees with the Regulatory Authority	449	367	304	22	21
Commissions	169	139	114	22	22
Cost of equipments	44	59	45	(25)	31
Advertising	171	154	142	11	8
Provisions	89	164	71	(46)	131
Bad debt expenses	56	28	24	100	17
Restructuring Costs	83	—	—	n/a	n/a
Other operating expenses	602	448	378	34	19
Total Fixed Services (1)	5,500	4,614	3,725	19	24

(1)         Includes intersegment cost of P$112 million, P$86 million and P$56 million in 2012, 2011 and 2010, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2012, employee benefit expenses and charges for severance payments were approximately P$2,380 million, representing a 22% increase from P$1,949 million in 2011. In 2011, these charges increased 30% from P$1,505 million in 2010. The increase was mainly due to salary increases and an increase in the number of employees in this segment in 2012. The Fixed Services segment had 11,115, 11,093 and 10,855 employees as of December 31, 2012, 2011 and 2010, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers.

In 2012 interconnection costs and other telecommunications charges amounted to P$507 million, representing an increase of 3% from P$491 million in 2011. In 2011 these charges increased 8% from P$456 million in 2010. The increase was mainly due to higher traffic volume resulting from Telecom Argentina’s network, price increases resulting from inflation and an increase in outgoing traffic originated in our network that required the payment of fees to transport such calls across international lines.

Fees for Services, Maintenance, Materials and Supplies

During 2012, fees for services, maintenance, materials and supplies increased 17% to P$950 million from P$815 million in 2011 and increased 19% from P$686 million in 2010. The increase was mainly due to higher maintenance costs, the increase in the prices of certain supplies due to the effects of inflation and higher costs of services, especially those related to call centers (a P$32 million increase from 2011 to 2012 and a P$28 million increase from 2010 to 2011), as a result of an increase in the commercial activity, as well as technical maintenance fees (a P$38 million increase from 2011 to 2012 and a P$26 million increase from 2010 to 2011).

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 22% to P$449 million in 2012 from P$367 million in 2011 and increased 21% from P$304 million in 2010, mainly due to charges of turnover tax (a P$37 million increase from 2011 to 2012 and a P$33 million increase from 2010 to 2011) as a result of the increase in revenues during both years.

Commissions

During 2012, costs relating to commissions amounted to approximately P$169 million, representing an increase of 22% as compared to P$139 million in 2011. In 2011, these charges increased 22% from P$114 million in 2010. The increase in both years was mainly due to higher commissions for collections as a result of increased sales and higher transaction cost for collection services.

Cost of Equipments

During 2012, 2011 and 2010 we recorded P$44 million, P$59 million and P$45 million in cost of equipments, respectively. The decrease in 2012 was mainly due to the decrease in the costs of construction contracts. The increases in costs incurred in 2011 were primarily attributable to increased sales of “Aladino” telephone sets and data equipment (including P$14 million and P$10 million due to construction contracts in 2011 and 2010, respectively).

Advertising

During 2012, we recorded P$171 million in costs of advertising representing an increase of 11% as compared to P$154 million recorded in 2011. In 2011, these charges increased 8% from P$142 million in 2010. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Provisions

During 2012, we recorded P$89 million in provisions compared to P$164 million recorded in 2011 and P$71 million recorded in 2010. The decrease in 2012 was mainly due to the decrease in labor claims of approximately P$54 million and lower regulatory and tax claims for approximately P$21 million. In 2011 the increase was mainly due to the higher labor claims for approximately P$75 million and higher regulatory and tax claims for approximately P$19 million, partially offset by a reduction in trade claims.

Bad Debt Expenses

In 2012, bad debt expenses amounted to P$56 million, representing an increase of 100% from P$28 million in 2011. The increase was mainly due to higher aging in accounts receivable, mainly in the “Residential, professional and commercial” customers segment. In 2011 theses charges increased 17% from P$24 million in 2010. The charges in each year represented less than 1% of the Fixed Services segment revenues.

Restructuring Costs

In the last quarter of 2012 the Company’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina. The total estimated cost amounted to P$83 million in 2012.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2012, our other operating expenses amounted to P$ 602 million compared to P$448 million in 2011 and P$378 million in 2010. The increases were primarily due to the elimination of subsidies on certain public services and the increase in prices of transportation, fuel and electricity used to provide Telecom Argentina’s services.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$1,645 million in 2012, P$1,620 million in 2011 and P$1,689 million in 2010, representing 23%, 26% and 31% of total segment revenues, respectively.

Depreciation and Amortization

Depreciation and amortization expenses were P$929 million in 2012, P$818 million in 2011 and P$ 776 million in 2010. The increase was mainly due to assets acquired during 2012 and 2011, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Gain on disposal of PP&E

The gain amounted to P$7 million, P$20 million and P$5 million in 2012, 2011 and 2010, respectively.

Operating Income

Operating income represented 10%, 13% and 17% of total segment revenues in 2012, 2011 and 2010, respectively. In 2012, the operating income from our Fixed Services segment decreased 12% to P$723 million from P$822 million in 2011. In 2011, operating income decreased 10% from P$918 million in 2010. The decrease in both years was mainly due to a reduction in Operating Income before Depreciation and Amortization margin and an increase in depreciation and amortization as explained above.

Our operating income in the Fixed Services Segment continues to be affected by the Pesification and freeze of regulated rates. See “—Factors affecting results of operations — Rate Regulation”.

The following table shows our operating income from the Fixed Services segment in 2012, 2011 and 2010 and its percentage of revenues in each year.

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	1,645	1,620	1,689	2	(4)
As % of revenues	23	26	31
Depreciation and amortization	(929)	(818)	(776)	14	5
As % of revenues	(13)	(13)	(14)
Gain on disposal of PP&E	7	20	5	(65)	300
Operating income	723	822	918	(12)	(10)
As % of revenues	10	13	17

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2012, we recorded a net financial gain of P$52 million compared to a net financial loss of P$27 million in 2011. The increase in our financial results was mainly attributed to higher interest from cash equivalents and investments of approximately P$38 million and lower interest of approximately P$47 million related to provisions for legal claims and severance payments and termination benefits. In addition, during 2012, a net foreign currency exchange gain of P$6 million was recorded.

During 2011, we recorded a net financial loss of P$27 million compared to a net financial income of P$3 million in 2010. The decrease in our financial results was mainly attributed to lower interest from investments of approximately P$17 million and higher interest of approximately P$40 million related to provisions. In addition, during 2011, a net foreign currency exchange gain of P$4 million was recorded.

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2012, 2011 and 2010—Income Tax”).

During 2012, our Fixed Services segment recorded an income tax expense of P$273 million compared to P$278 million in 2011 and P$329 million in 2010. The decrease in 2012 and 2011 was mainly due to the decrease in our pre-tax income compared to 2011and 2010, respectively.

The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense (amounting to P$312 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$39 million). The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense (amounting to P$379 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$101 million). The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense (amounting to P$408 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria (amounting to P$79 million).

Net Income

For 2012, 2011 and 2010, the Fixed Services segment recorded net income of P$502 million, P$517 million and P$592 million, respectively. The decrease in 2012 was mainly due to a reduction in our operating income compared to the gain recorded in 2011, partially offset by an increase in Financial Results and a reduction in the income tax expense as detailed above. The decrease  in 2011 was mainly due to a reduction in our operating income, and the loss recorded in our financial results, net compared to the gain recorded in 2010, partially offset by a reduction in the income tax expense as detailed above.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Revenues (1)	15,350	12,548	9,559	22	31
Other Income	4	10	10	(60)	—
Operating expenses (without depreciation and amortization)	(10,760)	(8,449)	(6,549)	27	29
Operating income before depreciation and amortization (2)	4,594	4,109	3,020	12	36
Depreciation and amortization	(1,526)	(1,190)	(841)	28	41
Gain on disposal of PP&E	1	2	2	(50)	—
Operating income	3,069	2,921	2,181	5	34
Financial results, net	186	118	(129)	58	n/a
Income tax expense	(1,170)	(1,103)	(737)	6	50
Net income	2,085	1,936	1,315	8	47

(1)         Includes intersegment revenues of P$123 million, P$93 million and P$58 million in 2012, 2011 and 2010, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2012, revenues from our Personal Mobile Services segment increased by 22% to P$15,350 million from P$12,548 million in 2011 and increased 31% from P$9,559 million in 2010. The increase in each year was mainly due to the growth in the subscriber base, the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily data and Internet services.

An important monthly operational measure used in the Personal Mobile Services segment is ARPU, which we calculate by dividing adjusted total service revenues—excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others—(divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Our Management believes that this measure is helpful in assessing the development of the subscriber base in the Personal Mobile Services segment. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	Years Ended December 31,
	2012	2011	2010
	(P$ millions)
Total service revenues(1)	13,435	11,076	8,541
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(250)	(210)	(229)
Cell sites rental	(25)	(18)	(24)
Reconnection fees and others	(220)	(145)	(83)
Adjusted total service revenues included in the ARPU calculation	12,940	10,703	8,205
Average number of subscribers during the year (thousands)	18,687	17,336	15,426

(1)   Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$123 million in 2012, P$93 million in 2011 and P$58 million in 2010.

During 2012, ARPU increased 12% to approximately P$57.7 per customer per month compared to approximately P$51.4 per customer per month in 2011. ARPU reached P$44.4 per customer per month in 2010.

The total number of Personal’s subscribers increased approximately 4% to 18,975,000 as of December 31, 2012 from 18,193,000 as of December 31, 2011 and increased 11% from 16,333,000 as of December 31, 2010. The increase in both years was fueled by increased penetration in the mobile services market in Argentina. As of December 31, 2012, the subscriber base in Argentina amounted to approximately 12,774,000 prepaid subscribers, or 67% of the total subscriber base, approximately 2,535,000 post-paid subscribers, or 14% of the total subscriber base and approximately 3,666,000 “Cuentas Claras” plan subscribers, or 19% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase
Voice - retail	4,461	4,001	3,453	11	16
Voice - wholesale	1,838	1,726	1,642	6	5
Data	5,765	4,482	2,997	29	50
Internet	1,248	774	391	61	98
Services Revenues	13,312	10,983	8,483	21	29
Equipment	1,915	1,472	1,018	30	45
Subtotal third party revenues	15,227	12,455	9,501	22	31
Intersegment	123	93	58	32	60
Total Personal Mobile Services Revenues	15,350	12,548	9,559	22	31

Voice-retail

Revenues from voice - retail represented 29% of our total segment revenues in 2012 compared to 32% and 36% of our total segment revenues in 2011 and 2010, respectively. Revenues from voice - retail increased 11% to P$4,461 million in 2012 from P$4,001 million in 2011 and increased 16% from P$3,453 million in 2010.

Voice - retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased 26% to P$ 2,137 million in 2012 from P$1,698 million in 2011 and increased 30% in 2011 from P$1,307 million in 2010. Airtime usage charges decreased 3% to P$1,961million in 2012 from P$2,022 million in 2011 and increased 4% to P$2,022 million in 2011 from P$1,947 million in 2010. Roaming charges billed and other services increased 29% to P$ 363 million in 2012 from P$281 million in 2011 and increased 41% in 2011 from P$199 million in 2010. Such increases were mainly due to an increase in the subscriber base, an increase in the volume of total traffic and an increase in the prices of our services.

Voice-wholesale

Revenues from voice - wholesale represented 12% of our total segment revenues in 2012 compared to 14% and 17% of our total segment revenues in 2011 and 2010, respectively. Revenues from voice - wholesale increased 6% to P$1,838 million in 2012 from P$1,726 million in 2011 and increased 5% from P$ 1,642 million in 2010.

Voice - wholesale mainly includes revenues from CPP, TLRD and roaming charges billed to other mobile service providers whose customers use our network.

CPP and TLRD increased 4% to P$1,568 million in 2012 from P$1,503 million in 2011 and increased 8% from P$1,392 million in 2010. Such increases were mainly due to increased traffic volume in Argentina.

Roaming charges billed and other services increased 21% to P$ 270 million in 2012 from P$223 million in 2011 and decreased 11% from P$250 million in 2010. The increase in 2012 was due to an increase in the traffic volume in Argentina, while the decrease in 2011 was due to a reduction in the traffic volume in Argentina.

Data and Internet

Data and Internet services mainly include SMS, MMS, GPRS and Internet. Data and Internet represented 46%, 42% and 35% of our total segment revenues for 2012, 2011, and 2010, respectively.

Revenues from data mainly include SMS, MMS and other value added services. Revenues from data increased 29% to P$5,765 million in 2012 from P$4,482 million in 2011. Revenues from data increased 50% in 2011 from P$2,997 million in 2010. The increases were largely due to Telecom Personal’s efforts to create value added services which featured technological innovation.

In particular, revenues of SMS increased 21% to P$4,668 million in 2012 from P$3,847 million in 2011 (the monthly average number of SMS growth 3% to 5,769 million in 2012 from 5,587 million in 2011). Revenues of SMS increased 53% to P$3,847 million in 2011 from P$2,519 million in 2010 (the monthly average number of SMS growth 21% to 5,587 million in 2011 from 4,614 million in 2010).

Revenues from Internet increased 61% to P$1,248 million in 2012 from P$774 million in 2011. Revenues from Internet increased 98% in 2011 from P$391 million in 2010. Such increases were mainly due to an increase in the subscriber base.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2012, handset revenues increased 30% to P$1,915 million from P$1,472 million in 2011 and increased 45% from P$1,018 million in 2010. The increases were primarily due to the expansion of the subscriber base and a higher selling price of handsets sold. Additionally, as a result of technological advances and our provision of state-of-the-art services, more subscribers upgraded their mobile handsets.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2012, our intersegment revenues increased 32% to P$123 million in 2012 from P$93 million in 2011 and increased 60% from P$58 million in 2010. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2012, other income was P$4 million, representing a decrease of 60% from P$10 million in 2011 and 2010.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Personal Mobile Services segment increased 27% to P$10,760 million in 2012 from P$8,449 million in 2011 and increased 29% from P$6,549 million in 2010. In line with our increases in revenues, during 2012 and 2011, all items in the cost structure of the Personal Mobile Services segment experienced material increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions associated with sales and expansion of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2012, 2011 and 2010 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	825	605	433	36	40
Interconnection costs and other telecommunications charges	1,947	1,621	1,428	20	14
Fees for services, maintenance, materials and supplies	1,242	966	691	29	40
Taxes and fees with the Regulatory Authority	1,542	1,205	934	28	29
Commissions	1,745	1,353	1,051	29	29
Cost of equipments	1,964	1,568	1,139	25	38
Advertising	436	400	266	9	50
Provisions	65	61	59	7	3
Bad debt expenses	211	134	92	57	46
Restructuring Costs	7	—	—	n/a	n/a
Other operating expenses	776	536	456	45	18
Total Personal Mobile Services(1)	10,760	8,449	6,549	27	29

(1)         Includes intersegment cost of P$1,049 million, P$884 million and P$736 million in 2012, 2011 and 2010, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2012, employee benefit expenses and severance payments charges increased 36% to P$825 million from P$605 million in 2011 and increased 40% from P$433 million in 2010. The increase was mainly due to the salary increases that Personal implemented and the increase in the number of full-time employees. The Personal Mobile Services segment had 5,254, 4,820 and 4,370 employees as of December 31, 2012, 2011 and 2010, respectively.

Interconnection Costs and other telecommunications charges

During 2012, interconnection costs and other telecommunications charges increased 20% to P$1,947 million from P$1,621 in 2011 and increased 14% from P$1,428 million in 2010. The increase was mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base. Interconnection costs and other telecommunications charges includes intersegment costs of P$780 million, P$652 million and P$542 million in 2012, 2011 and 2010, respectively, that are eliminated at consolidated level.

Fees for services, Maintenance, Materials and Supplies

In 2012, fees for services, maintenance, materials and supplies expenses increased 29% to P$1,242 million from P$966 million in 2011 and increased 40% from P$691 million in 2010. The increase was mainly due to an increase in the prices for the principal services received caused by the effects of inflation, higher service costs related to call centers (a P$143 million increase from 2011 to 2012 and a P$106 million increase from 2010 to 2011), as a result of an increase in the commercial activity and higher maintenance costs of hardware and software. Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$153 million, P$122 million and P$92 million in 2012, 2011 and 2010, respectively, that are eliminated at consolidated level.

Taxes and fees with the Regulatory Authority

During 2012, taxes and fees with the Regulatory Authority increased 28% to P$1,542 million from P$1,205 million in 2011 and increased 29% from P$934 million in 2010. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

In 2012, commissions increased 29% to P$1,745 million from P$1,353 million in 2011 and increased 29% from P$1,051 million in 2010. These increases were mainly due to a growth in commercial activity and a growth in the subscriber base. Commissions include intersegment cost of P$57 million, P$61 million and P$ 55 million in 2012, 2011, and 2010, respectively, that are eliminated at consolidated level.

Cost of Equipments

During 2012, the cost of equipments and handsets sold increased 25% to P$1,964 million from P$1,568 million in 2011 and increased 38% from P$1,139 million in 2010. The increase in costs of mobile handsets in 2012 was mainly due to higher average unit cost of sales (+26% vs. 2011) offset  by a decrease in the number of handsets sold (-5% vs. 2011). The increase in costs of mobile handsets in 2011 was mainly due to an increase in the number of handsets sold (+18% vs. 2010).

Advertising

During 2012, advertising expenses including media, promotional and institutional campaigns, amounted to P$436 million, representing an increase of 9% from P$400 million in 2011. This increase was due to the increase in promotional campaigns. During 2011, these costs increased 50% from P$266 million in 2010. This variation was mainly due to higher media advertising expenses for approximately P$91 million including the effects of the Personal rebranding, and other promotional campaigns for approximately P$43 million and P$27 million, as a result of efforts to retain and expand the mobile subscriber base.

Provisions

During 2012, we recorded P$65 million in provisions compared with P$61 million and P$59 million recorded in 2011 and 2010, respectively. The increase in 2012 was mainly due to higher claims recorded, in particular an increase in trade claims for P$20 million, partially offset by lower labor claims for P$14 million. The increase in 2011 was mainly due to higher claims recorded, in particular an increase in labor claims for P$29 million, partially offset by lower trade claims for P$19 million and regulatory and tax claims for P$8 million.

Bad Debt Expenses

In 2012 bad debt expenses amounted to P$211 million, representing an increase of 57% from P$134 million in 2011. The increase was mainly due to higher revenues in 2012 (+22%) as compared to 2011 and higher aging in accounts receivables in voice retail customers. In 2011, bad debt expenses increased 46% from P$92 million in 2010. These charges in each year represented approximately 1% of the Personal Mobile Services segment revenues.

Restructuring Costs

In the last quarter of 2012 the Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Personal. The plan involves the dismissal of about 9 members of middle and upper management with a total estimated cost of P$7 million.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of Value Added Services, transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 45% to P$776 million in 2012 from P$536 million in 2011 and increased 18% from P$456 million in 2010. The increase was mainly due to higher costs associated with the provision of Value Added Services to subscribers for approximately P$135 million and P$36 million in 2012 and 2011, respectively, and higher costs of transportation, freight and travel for P$ 17 million and P$ 36 million in 2012 and 2011, respectively. Other operating expenses include intersegment costs of P$59 million, P$49 million and P$47 million in 2012, 2011, and 2010, respectively, that are eliminated at consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$4,594 million in 2012, P$4,109 million in 2011 and P$3,020 million in 2010, representing 30%, 33% and 32% of total segment revenues in 2012, 2011 and 2010, respectively. The increase in each year was mainly due to higher growth in revenues, partially offset by increases in operating costs (before depreciation and amortization).

Depreciation of PP&E and Amortization of Intangible Assets

During 2012 depreciation of PP&E and amortization of intangible assets increased 28% to P$1,526 million from P$1,190 million in 2011 and increased 41% from P$841 million in 2010. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets. In particular, during 2012 amortization of SAC increased P$193 million and depreciation of PP&E and other intangible assets increased P$143 million compared to 2011. During 2011 amortization of SAC increased P$192 million and depreciation of PP&E and other intangible assets increased P$157 million compared to 2010.

Gain on disposal of PP&E

The gain amounted to P$1 million in 2012 and P$2 million in 2011 and 2010.

Operating Income

In 2012, our operating income from the Personal Mobile Services segment was P$3,069 million, representing an increase of 5% from P$2,921 million in 2011, and increased 34% from P$2,181 million in 2010. Operating income represented 20% of revenues in 2012 and 23% of revenues for this segment in 2011 and 2010. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2012, 2011 and 2010 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	4,594	4,109	3,020	12	36
As % of revenues	30	33	32
Depreciation and amortization	(1,526)	(1,190)	(841)	28	41
As % of revenues	(10)	(9)	(9)
Gain on disposal of PP&E	1	2	2	(50)	—
Operating income	3,069	2,921	2,181	5	34
As % of revenues	20	23	23

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2012, the Personal Mobile Services segment recorded a net financial gain of P$186 million compared to a net financial gain of P$118 million in 2011 and a net financial loss of P$129 million in 2010. The gain recorded in 2012 was mainly attributed to interest from cash equivalents and investments of approximately P$232 million. In addition, the devaluation of the peso against the U.S. dollar generated a net foreign currency exchange loss of P$55 million in 2012. The gain recorded in 2011 was mainly attributed to interest from cash and cash equivalents and investments of approximately P$136 million. In addition, the devaluation of the peso against the U.S. dollar was approximately 8% and generated a net foreign currency exchange loss of P$24 million (including the effect of derivative financial instruments entered into to hedge foreign exchange exposure) in 2011.

Income Tax Expense

During 2012, our Personal Mobile Services segment recorded an income tax expense of P$1,170 million compared to P$1,103 million in 2011 and P$737 million in 2010. The increase was mainly due to higher pre-tax income in each year. The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$1,187 million, partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$20 million and the P$3 million increase in the allowance for net deferred tax assets.

The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$1,039 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$59 million and a loss of P$5 million in the allowance for net deferred tax assets.

The income tax expense in 2010 was mainly attributable to the recognition of current income tax expense amounting to P$655 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$79 million and a loss of P$3 million in the allowance for net deferred tax assets.

Net Income

During 2012, our Personal Mobile Services segment reported net income of P$2,085 million as compared to P$1,936 million during 2011 and P$1,315 million in 2010. The increase in net income in 2012 and 2011was mainly due to higher operating income and financial results, partially offset by higher income tax expense, as explained above.

(B.3) Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase / (Decrease)
Total revenues (1)	873	718	469	22	53
Operating expenses (without depreciation and amortization)	(542)	(454)	(311)	19	46
Operating income before depreciation and amortization (2)	331	264	158	25	67
Depreciation and amortization	(157)	(150)	(95)	5	58
Operating income	174	114	63	53	81
Financial results, net	(9)	(11)	(11)	(18)	—
Income tax expense	(20)	(14)	(10)	43	40
Net income	145	89	42	63	112

(1)    Includes intersegment revenues of P$6 million, P$4 million and P$3 million in 2012, 2011 and 2010, respectively.

(2)    Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2012, total revenues from Núcleo increased by 22% to P$873 million from P$718 million in 2011. This increase was mainly due to an increase of 7% in Núcleo’s subscriber base that reached approximately 2,295,000 mobile subscribers as of December 31, 2012, the appreciation of the Guaraní of 9% and the increase in internet revenues (+83%). As of December 31, 2012, Núcleo had approximately 1,872,000 prepaid subscribers, representing 82% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 26% in 2012 as compared to 2011.

During 2011, total revenues from Núcleo increased by 53% to P$718 million from P$469 million in 2010. This increase was mainly due to the increase in the volume of traffic, as a consequence of the growth in the subscriber base, the appreciation of the Guarani and the increase in the number of handsets sold as a result of technological advances. Núcleo had approximately 2,141,000 mobile subscribers as of December 31, 2011, which represented an increase of approximately 15% as compared to 2010. As of December 31, 2011, Núcleo had approximately 1,792,000 prepaid subscribers, representing 84% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 64% in 2011 as compared to 2010.

Revenues from our Núcleo Mobile Services segment for 2012, 2011 and 2010 are comprised as follows:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase
Voice	414	353	254	17	39
Data	267	251	156	6	61
Internet	154	84	48	83	75
Service revenues	835	688	458	21	50
Equipment	32	26	8	23	225
Subtotal third party revenues	867	714	466	21	53
Intersegment	6	4	3	50	33
Total revenues	873	718	469	22	53

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 19% to P$542 million in 2012 from P$454 million in 2011. In 2011 operating expenses increased 46% from P$311 million in 2010. In line with our increases in revenues, during 2012 and 2011, all items in the cost structure of the Núcleo Mobile Services segment experienced increases, except for provisions and cost of equipments in 2011. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2012, 2011 and 2010 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ millions)			Increase/(Decrease)
Employee benefit expenses and severance payments	64	55	40	16	38
Interconnection costs and other telecommunications charges	128	110	77	16	43
Fees for services, maintenance, materials and supplies	76	64	52	19	23
Taxes and fees with the Regulatory Authority	27	23	16	17	44
Commissions	92	84	45	10	87
Cost of equipments	35	13	13	169	—
Advertising	53	45	33	18	36
Provisions	(1)	—	—	n/a	—
Bad debt expense	8	7	3	14	133
Other operating expenses	60	53	32	13	66
Total Núcleo Mobile Services(1)	542	454	311	19	46

(1)Includes intersegment cost of P$15 million, P$12 million and P$8 million in 2012, 2011 and 2010, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2012, employee benefit expenses and severance payments increased 16% to P$64 million from P$55 million in 2011. During that year, these costs increased 38% from P$40 million in 2010. The increase was mainly due to salary increases that Núcleo implemented and an increase in the number of employees mainly in 2011. Núcleo had 439 employees as of December 31, 2012. As of December 31, 2011 and 2010 it had 433 and 414, respectively.

Interconnection Costs and Other Telecommunication Charges

During 2012, interconnection costs and other telecommunication charges increased 16% to P$128 million from P$110 million in 2011. During 2011, those charges increased 43% from P$77 million in 2010. The increase was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2012, fees for services and maintenance, materials and supplies totaled P$76 million, representing an increase of 19% from P$64 million in 2011. During 2011, they increased 23% from P$52 million in 2010. The increases in 2012 correspond to higher miscellaneous fees for services, while the increases in 2011were mainly due to higher costs related to the installation of the new Customer Contact Centers, higher maintenance costs of the fiber-optic network between some cities of Paraguay (like Asunción, Ciudad del Este and Encarnación) and higher maintenance costs related to the expansion of the 3G network (covering 62 new locations).

Taxes and fees with the Regulatory Authority

During 2012, taxes and fees with the Regulatory Authority increased 17% to P$27 million from P$23 million in 2011 and increased 44% from P$16 million in 2010. The increase in the year was attributable to the increase in total segment revenues.

Commissions

During 2012, commissions increased to P$92 million from P$84 million in 2011, representing an increase of 10%. During 2011, commissions increased 87% from P$45 million in 2010. The increases were mainly due to the growth in the subscriber base.

Cost of Equipments

During 2012 , the cost of handsets sold increased to P$35 million from P$13 million, representing an increase of 169%. During 2010, the cost of handsets was P$ 13 million. The increase in 2012 was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Advertising

During 2012, advertising expenses including media, promotional and institutional campaigns, amounted to P$53 million, representing an increase of 18% from 2011. During 2011, these expenses amounted to P$45 million, representing an increase of 36% from P$33 million in 2010. This variation was mainly due to campaigns related to Internet 3G, the Interconnection Network and to strengthening the Personal brand position in Paraguay and Number Portability.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of Value Added Services, transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 13% to P$60 million in 2012 and 66% to P$53 million in 2011 from P$32 million in 2010. The increase was mainly due to the increase in costs associated with the provision of Value Added Services to customers and higher costs of site leases.

Operating Income before depreciation and amortization

Operating income before depreciation and amortization was P$331 million in 2012 and P$264 million in 2011, representing 38% and 37% of total revenues, respectively. Operating income before depreciation and amortization was P$158 million in 2010, representing 34% of total revenues in that year. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as fees for services and maintenance, materials and supplies, cost of handsets, advertising and commissions.

Depreciation of PP&E and Amortization of Intangible Assets

During 2012 depreciation of PP&E and amortization of intangible assets increased 5% to P$157 million from P$150 million in 2011. During 2011 depreciation and amortization increased 58% from P$95 million in 2010. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2012, our operating income from the Núcleo Mobile Services segment was P$174 million, representing an increase of 53% from P$114 million in 2011, which represent 20% and 16% of total revenues for this segment in 2012 and 2011, respectively. In 2010, our operating income was P$63 million, representing 13% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2012, 2011 and 2010 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2012	2011	2010	2012-2011	2011-2010
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	331	264	158	25	67
As % of total revenues	38	37	34
Depreciation and amortization	(157)	(150)	(95)	5	58
As % of total revenues	(18)	(21)	(20)
Operating income	174	114	63	53	81
As % of total revenues	20	16	13

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2012, the Núcleo Mobile Services segment recorded a net financial loss of P$9, compared to a net financial loss of P$11 million in 2011 and 2010. The decrease in the loss was mainly due to lower interest on financial debt.

Income Tax Expense

During 2012, our Núcleo Mobile Services segment recorded an income tax expense of P$20 million compared to P$14 million in 2011. The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$23 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$3 million.

During 2011, our Núcleo Mobile Services segment recorded an income tax expense of P$ 14 million compared to P$10 million in 2010. The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$16 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to fiscal versus accounting criteria amounting to P$2 million.

Net Income

During 2012, our Núcleo Mobile Services segment reported net income of P$145 million as compared to P$89 million during 2011, representing 17% and 12% of total revenues in 2012 and 2011, respectively. In 2010, our net income was P$42 million, representing 9% of total revenues. The increase in net income was mainly due to higher operating income partially offset by the higher income tax expenses.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures and operating expenses and retributions to its shareholders. Telecom Argentina expects working capital and funds generated from operations to be sufficient for its present requirements.

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

The table below summarizes, for the years ended December 31, 2012, 2011 and 2010, Telecom’s cash flows:

	Years Ended December 31,
	2012	2011	2010
	(P$ millions)

Cash flows from operating activities	5,029	5,317	4,244
Cash flows used in investing activities	(3,945)	(2,941)	(2,327)
Cash flows used in financing activities	(859)	(965)	(1,832)
Net foreign exchange differences on cash and cash equivalents	117	31	18

Increase in cash and cash equivalents	342	1,442	103
Cash and cash equivalents at the beginning of the year	2,818	1,376	1,273

Cash and cash equivalents at the end of the year	3,160	2,818	1,376

As of December 31, 2012, 2011 and 2010, we had P$3,160 million, P$2,818 million and P$1,376 million in cash and cash equivalents, respectively.

Cash flows from operating activities were P$5,029 million, P$5,317 million and P$4,244 million in 2012, 2011 and 2010, respectively. The decrease of P$288 million in 2012 was mainly due to higher employee benefit expenses and severance payments and higher income tax paid. The increase of P$1,073 million in 2011 was mainly due to an increase in the collection of trade receivables, resulting from an increase in revenues, partially offset by higher employee benefit expenses and severance payments and higher income tax paid.

Cash flows used in investing activities were P$3,945 million, P$2,941 million and P$2,327 million in 2012, 2011 and 2010, respectively. The increase of P$1,004 million in 2012 was mainly due to a higher payments for the acquisition of PP&E (amounting to P$272 million) and intangible assets (especially SAC and service connection costs) amounting to P$54 million and an increase of P$ 652 million in investments not considered as cash and cash equivalents. The increase of P$614 million in 2011 was mainly due to a higher payment for the acquisition of PP&E (amounting to P$435 million) and intangible assets (especially SAC and service connection costs) amounting to P$213 million.

Cash flows used in financing activities were P$859 million, P$965 million and P$1,832 million in 2012, 2011 and 2010, respectively. The decrease in 2012 of P$106 million was mainly due to lower payments of dividends. The decrease in 2011 of P$867 million was mainly due to lower payments of debt and related interest amounting to P$862 million.

Debt Obligations and Debt Service Requirements

Non-Deliverable Forward (“NDF”) Contracts to Purchase U.S. Dollars at Fixed Rates

During 2012, Telecom Argentina and Personal entered into several NDF contracts to purchase approximately US$20.0 million and US$26.3 million, respectively, maturing September 2012 and December

2012, to hedge its exposure to U.S. dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. Changes in the fair value of these instruments during 2012 represented a loss of approximately P$1.0 million and P$0.5 million for Telecom Argentina and Personal, respectively. The loss was recognized in “Financial results, net” against “Trade payables.”

Also during 2012, Personal entered into several NDF contracts to purchase a total amount of US$6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. These NDF contracts were regarded as effective.

With respect to 2011, during October 2011, Personal entered into several NDF contracts to purchase a total amount of US$40 million (maturing December 2011) to hedge its exposure to U.S. dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

Also during October 2011, Personal entered into several NDF contracts amounting to US$12.7 million (maturing December 2011 and March 2012), to hedge its exposure to U.S. dollar fluctuations related to accounts payable. The Company designated these NDF contracts as effective cash flow hedges. As of December 31, 2011, US$6.4 million was outstanding. Changes in the fair value of these instruments represented a liability of approximately P$0.1 million included in “Trade payables” against “Other Comprehensive Income”.

As of December 31, 2012 all NDF contracts were cancelled.

Indebtedness of Subsidiaries

Núcleo. As of December 31, 2012, Núcleo’s outstanding debt is denominated in Guaranies and amounted to approximately P$141 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

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

Our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation: the exchange rate of Argentine Pesos to U.S. dollars; rates of inflation; and the achievement of ultimate rates adjustments for regulated services in the Fixed Services segment, among others. These factors are not within our control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

The Company is able to distribute dividends up to the limit of retained earnings determined under Argentine Corporations Law. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. Positive retained earnings generated by the application of IFRS in Telecom Argentina’s 2012 statutory financial statements amounted to P$370 million, of which P$19 million have to be allocated to Legal Reserve and P$351 million have to be assigned to the Special Reserve established by CNV Resolution No. 609/12. Such constitution shall be voted at the Ordinary Annual Shareholders’ Meeting to consider the Consolidated Financial Statements for 2012.

On March 18, 2013, Telecom Argentina’s Board of Directors called a shareholders’ meeting to be held on April 23, 2013, to consider among other issues the allocation of Telecom Argentina’s non-appropriated retained earnings as of December 31, 2012. The Board proposed to allocate P$ 1,000 million as a Reserve for Future Dividends in Cash and to authorize the Board of Directors to approve the reduction of such Reserve for the purpose of distributing dividends in cash taking into account the economic and financial condition of Telecom Argentina.

Telecom Argentina’s Annual Shareholders meeting held on April 27, 2012 approved the allocation of the Company retained earnings, which included a cash dividend distribution of P$807 million (P$0.82 per share) which was paid in May 2012.

As of December 31, 2012, Telecom Argentina and its consolidated subsidiaries had approximately P$3,160 million in cash and cash equivalents. Of this amount, approximately P$1,159 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$35 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet.

Capital Expenditures

We estimate that our capital expenditures for 2013 will be approximately P$4.7 billion (P$3.6 billion in tangible assets and P$1.1 billion in intangible assets, particularly SAC). We expect that Telecom Argentina will invest primarily to sustain the growth in Broadband services and new initiatives of VAS, to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and special effort will be made to extend 3G and HSPA+ technology coverage and bandwidth for mobile data transmission and commercial systems improvements. See “Item 3—Key Information—Risk Factors—We operate in a competitive environment, which may result in a reduction of our market share in the future.” We expect to finance our capital expenditures through cash generated through our operations and cash on hand; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Related Party Transactions

During 2012, we entered into certain transactions with our indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 7.0% for the years ended December 31, 2012, 2011 and 2010, depending on the jurisdiction or goods and services subject to the tax.

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

Thin Capitalization Rules

Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2012, 2011 and 2010, Telecom’s deduction of interest expenses was not limited because Telecom was able to satisfy the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2012, 2011 and 2010, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income.

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

During 2012, 2011 and 2010, we charged to our income statement P$216 million, P$166 million and P$135 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy and Public Finance, through General Resolution No. 72/03, authorized us to increase the Basic telephone services rates by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for the Company for P$23 million which was recorded under “Other receivables” during 2007. That receivable can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rate Regulations—Tax on deposit to and withdrawals from bank accounts (“IDC”).”

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2012, was approximately P$27 million, of which P$18 million are included in the allowance for doubtful accounts, based on the recoverability assessment made by Telecom Argentina. Whenever applicable, tax on personal property paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

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

Research and Development, Patents and Licenses, etc.

None.

Trend Information

In 2012 we consolidated our position in each of our business segments. In particular, we highlight the following:

•             An expansion in the number of mobile subscribers reaching 21.3 million, and Internet accesses, reaching 1.6 million (equivalent to 39% of fixed lines in service). Otherwise, the number of fixed lines in service remained at similar levels to the previous year, reaching 4.1 million. As a result, our consolidated revenues increased by 20% reaching P$22,117 million. Our service revenues represented 91% of consolidated revenues and grew by 19% as compared to 2011.

•             Our capital expenditures amounted to P$3,257 million in 2012, equivalent to 15% of consolidated revenues. These investments consisted of 44% for Fixed services segment, 50% for Personal mobile services and 6% for Núcleo mobile services.

•             An improvement in economic results as compared to 2011: +3% in operating income and +7% in net income. The return on Shareholders’ Equity at the beginning of the year was 33% annually.

Cash from operating activities allowed Telecom Argentina to increase the level of capital expenditures without incurring financial indebtedness, even after paying dividends in the amount of P$807 million.

In 2013 we expect the growth prospects for fixed line services to continue in line with the evolution experienced in recent years as a result of the market maturity. Our Arnet Broadband business got well-positioned to continue to capture market opportunities. Also, the launch of Arnet Play in 2011 enabled Telecom Argentina to operate in the video streaming content access market.

With regard to prices, in the Fixed Services segment, the implementation of the Letter of Understanding of March 6, 2006 executed with the National Government is still pending and the rate adjustments of regulated services is also yet to be implemented. Both would restore Telecom Argentina’s financial and economic equation and allow the Company to introduce development and technological innovation in network infrastructure. Constant pressures on the Company’s cost structure accentuate this need.

We believe in 2013 the mechanism of contribution to SU Fund and the compensation for incumbent operators of economic and financial losses incurred in services rendered since 2001, to give access to basic services to low-income individuals and those in areas not currently covered by fixed and mobile telecommunication services, should be reviewed. We also expect the definition of new criteria for mobile operators, who have not reached the maximum radio spectrum prescribed by regulation, to increase their range, so as to make feasible the provision of mobile services with the quality that investments in infrastructure allow. We believe that the regulatory authority should work with operators as well as municipalities to enable operators to install the necessary sites to improve their network coverage.

The mobile business is expected to continue expanding, although at more moderate rates than those of recent years. We expect mobile Internet to continue to gain further presence among our customer base. Value Added Services are expected to continue to be one of the key sources of revenues growth (in 2012, Value Added Services accounted for about 53% of service revenues). We expect that Personal will continue to work on expanding the mobile Internet experience, after the resolution of the spectrum requirements mentioned above.

Coverage expansion and speed access improvement to 3G and HSPA+ networks, and the more complete portfolio of advanced mobile devices will be the drivers to success in our operation in the Argentine market.

Our mobile operation, which has consistently increased its share in the Argentine market, has successfully implemented Number Portability in early 2012, and we estimate that satisfactory results achieved in 2012 will continue in the coming year.

To provide customers with new and better services, the Telecom Group will continue with its investment plans that are expected to require expenditures in 2013 of approximately 17% of the estimated revenues for 2013. Telecom Argentina’s investments will focus on growth of Broadband, new Value Added Services initiatives in the fixed business, provision of infrastructure to mobile operators and modernization of commercial and support systems. Personal will enhance its network infrastructure by expanding coverage of its 3G and HSPA+ technology and bandwidth for mobile data transmissions and commercial systems improvements.

The strategy implemented by the Company’s Management and described in this Annual Report sets forth the basic standards that Management believes will enable the Telecom Group to reach its objectives of improving quality of service, strengthening its market position and increasing operating efficiency to meet the growing demands of the dynamic telecommunication market in which it operates. Our investment plans are based on this future vision and on the commitment of the Telecom Group to our country and its people.

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

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2012 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	55	83	34	—	172
Operating lease obligations	262	320	95	77	754
Purchase obligations (2)	1,500	95	78	173	1,846
Other long-term liabilities (3)	69	100	59	59	287
Total	1,886	598	266	309	3,059

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

The following table lists the directors and alternate directors of Telecom Argentina as of December 31, 2012 and, otherwise mentioned, as of the date of this Annual Report:

Name	Position	Date Director became a Member of the Board
Enrique Garrido	Chairman of the Board of Directors	April 27, 2007
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Andrea Mangoni	Director	November 30, 2010
Patrizio Graziani	Director	July 30, 2012
Nicola Verdicchio	Director	November 30, 2010
Esteban Gabriel Macek	Director	April 27, 2007
Norberto Carlos Berner(1)	Director	November 30, 2010
Domingo Jorge Messuti	Alternate Director	November 30, 2010
Valerio Giuseppe Giovanni Cavallo	Alternate Director	November 30, 2010
Guglielmo Noya	Alternate Director	November 30, 2010
Jorge Luis Pérez Alati	Alternate Director	November 30, 2010
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Pablo Alberto Gutierrez	Alternate Director	November 30, 2010
Esteban Santa Cruz	Alternate Director	November 30, 2010

(1)         On March 27, 2013 Norberto C. Berner resigned as member of the Board of Directors of Telecom Argentina, which was accepted on April 8, 2013 by the Board of Directors. Mr. Berner was replaced as director and member of the Audit Committee by his alternate director Esteban Santa Cruz.

Enrique Garrido is a lawyer. He served as a director of Telecom Argentina during fiscal year 2007 and was appointed as Chairman of the Board of Directors on April 29, 2008. He was reelected Chairman of the Board of Directors of Telecom Argentina on November 30, 2010. He is Director of Sofora. He is also a member of the Supervisory Committee of La Estrella S.A. Compañía de Seguros de Retiro. He was born on June 7, 1937.

Gerardo Werthein is a veterinarian. He is also a director of Sofora and was director of Personal since December 2003 until April 10, 2013. Since that date he is alternate director of Personal. He is Chairman of Caja de Seguros S.A., La Caja de Seguros de Retiro S.A. and Haras El Capricho S.A. He is also Chairman of Comité Olímpico Argentino and Ente Nacional de Alto Rendimiento Deportivo. He is a member of the International Olympic Committee. He is Vice Chairman of La Estrella S.A. Compañía de Seguros de Retiro. He is a director of Gregorio, Numo y Noel Werthein S.A., Los W S.A., and Caja de Ahorro y Seguro S.A. He was born on December 3, 1955.

Andrea Mangoni graduated from the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures. Presently, he is the Managing Director for South America of Telecom Italia. Until August 1, 2012 he was responsible for Administration, Finance and Control and International Development in Telecom Italia. Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle (from July 2009 to July 2010) and as Director of International Business at Telecom Italia S.p.A. From 1996 to March 2009 he worked in Acea, where he was appointed Chief Executive Officer in November 2003; from March 2003 to November 2003 he was General Manager of Acea; from June 2001 to February 2003, he was Chief Financial Officer, responsible for strategies, finance, budget, economic planning and control, investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked as manager of the Finance Department of Acea, where he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company. Mr. Mangoni worked for InterAmerican Development Bank (IDB). Mr. Mangoni was born in Terni, Italy in 1963.

Patrizio Graziani holds a degree in Economy and Commerce. He is the assistant of Telecom Italia S.p.A Chairman and the Chairman of HR Servicies. He is also Chairman of Nortel and Personal, and member of the Board of Directors of Sofora. He was born on April 3, 1965.

Nicola Verdicchio is head of the M&A Legal Affairs Department of Telecom Italia S.p.A. Before that, he was head of the International Legal Affairs & Litigation Department of Telecom Italia S.p.A. After graduating in 1985, he was Assistant Professor of Civil Law at La Sapienza University of Rome. He began his career at Danone Group and in 1987 he joined STET S.p.A. as in-house counsel within the Legal Department of such company. In 1997 he was appointed head of the Legal and Corporate Affairs & Tax Department of STET International S.p.A. In 1999 he joined Telecom Italia S.p.A. as head of International Business Development within the Legal and Corporate Affairs Department. Since 2000, he has held various positions with increasing responsibilities within the Telecom Italia Group, in charge of the international legal affairs and supporting the top Management of Telecom Italia in handling the main M&A projects and international strategic transactions. He has been serving as member of Board of Directors of several subsidiaries of Telecom Italia. Mr. Verdicchio was born in Rome, Italy, on February 5, 1962.

Esteban Gabriel Macek is a public accountant. He is Chairman of Fiduciaria Internacional Argentina S.A. He is a director of Inmobiliaria Madero S.A. He is also an alternate member of the Supervisory Committees of Visa Argentina S.A. and Prisma S.A. He was born on November 8, 1960.

Norberto Carlos Berner is a lawyer with a commercial law practice. He is a Philosophy of Law Assistant Professor at the Universidad de Buenos Aires and Professor at the Escuela del Cuerpo de Abogados del Estado. He is member of the Colegio Público de Abogados de la Capital Federal. On May 2012 he was appointed as General Inspector of Justice of the Ministry of Justice and Human Rights. He was born in Argentina on August 23, 1977.

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

Valerio Giuseppe Giovanni Cavallo is an economist. As from February 2013 he is Group Compliance Officer of Telecom Italia Spa. Previously he was Chairman of Telecom Italia Sparkle S.p.A. From September 2009 to July 2010 he was responsible for Administration and Control in Telecom Italia Sparkle S.p.A. From July 2001 to August 2009 he was CFO of Telecom Argentina Group. From May 2000 to June 2001 he was responsible of Budget and Reporting of Telecom Italia S.p.A. He was born on April 21, 1960.

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

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Nortel and Micro Sistemas. He is an alternate director of Sofora, Personal, Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía. de Seguros de Retiro, Ritenere S.A. and Pluria Productores de Seguros S.A. He was born on January 14, 1950.

Pablo Alberto Gutiérrez is a public accountant. He is an advisor for many companies. He is director of Fiduciaria Internacional Argentina S.A. He is Vice Chairman of CAFIDAP — Cámara Argentina de Fideicomisos y Fondos de Inversión Directa en Actividades Productivas. He was born on January 4, 1968.

Esteban Santa Cruz holds a degree in Economics from the Universidad de Buenos Aires and a Masters Degree in Finance from the Universidad Di Tella. He is currently the Financial Director of the ANSES. He was Manager of Financial Asset Strategy at Fondo de Garantía de Sustentabilidad (FGS-ANSES). He previously worked at Banco Hipotecario and Asociart ART. He was born on August 20, 1979.

Senior Management

As of December 31, 2012, the Telecom Group’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of the Telecom Group’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Franco Bertone (2)	Chief Executive Officer	March 2009
Gonzalo A. Martínez	Director of Regulatory Affairs	April 2012
Guillermo O. Rivaben	Director of Mobile Telephony	May 2010
Marcelo E.Villegas	Director of Human Capital	August 2008
Adrián Calaza	Chief Financial Officer	August 2009
Estefano M. Esposizione	Director of Procurement	July 2011
María D. Carrera Sala	Director of General Secretary	November 2002
Alejandro D. Quiroga López	Director of Legal Affairs	June 2011
Ricardo Luttini	Director of Internal Audit	April 2007
Máximo D. Lema	Director of Wholesale	June 2010
Paolo Perfetti	Director of Network	November 2012
(3)	Director of Fixed Telephony	—
Mariano Cornejo	Director of Communications and Media	June 2007
Eduardo M. Etcheverry	Director of Information Services	December 2012
Paolo Chiriotti	Director of Corporate Security	August 2012

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

(2)         Mr. Franco Bertone served as Chief Executive Officer of Telecom Argentina from his appointment in March 2009 to February 27, 2013, when he informed us that Telecom Italia S.p.A. has asked him to assume other responsibilities within the Telecom Italia Group. Consequently, Telecom Argentina’s Board of Directors meeting held on February 27, 2013, following the approval of the Consolidated Financial Statements as of December 31, 2012, appointed Mr. Stefano De Angelis as Chief Executive Officer of Telecom Group, replacing Mr. Franco Bertone.

(3)         Position occupied by Stefano Core until October 1, 2012 and vacant as of December 31, 2012. It was occupied by Anibal R. Gomez since March 7, 2013.

Franco Bertone is an electronic engineer. He has been Director of Operations of Telecom Italia in Argentina, Director of Shareholder Relations of Telecom Italia Latin America, CEO and Chairman of the Board of Directors of Entel (Bolivia) and Vice Chairman of Telecom Argentina. He also served as Chairman of Nortel, Deputy Chairman of Entel (Chile) and nonexecutive director of Digitel (Venezuela), Tim Perú and Tim Participações. From April to August 2008, he served as director of Telecom Argentina and subsequently, as Chief Operating Officer of the Telecom Group. He was born on April 9, 1952.

Stefano de Angelis holds a degree in Economics and Business Administration from Università degli Studi La Sapienza, Rome, Italy and also an MBA from Scuola di Amministrazione Aziendale dell’ Università di Torino, Italy. He was appointed as Chief Executive Officer of the Telecom Group in February 2013. From September 2007 until February 2013 Mr. De Angelis was Director of Administration, Planning and Control in Telecom Italia SpA. Before that, he was the Chief Financial and Investor Relations Officer of TIM Participações S.A. between 2006 and 2007. He also served as Chief Administration, Finance and Control Officer of the TIM Companies in Brazil since July 2004. Between 2002 and 2004, he was responsible for the planning and controlling operations of Telecom Italia Mobile S.p.A. in Italy. Mr. De Angelis also worked in the Consodata Group Ltd, H.M.C. S.p.A., Stet S.p.A. and at Fiat Geva. S.p.A. He is member of the Board of Directors of TIM Participações S.A.. He was born on August 22, 1967.

Gonzalo A. Martínez is a telecommunications engineer, graduated from La Plata University. He joined Telecom Argentina in 1991. Mr. Martínez has served in different roles at Telecom, such as Products and Services Development Manager, Corporative and Large Customers Manager and Support Manager on

Regulation for Operative and Commercial Direction. In 2001, he was appointed Manager of Regulatory Affairs for fixed telecommunication operation and in 2007 as Regulatory Assurance Director of mobile and fixed operations. In 2012 he was appointed Regulatory Affairs Director of Telecom Argentina. Before joining Telecom Argentina, Mr. Martínez worked at the SADE-Perez Compac Group, in areas of engineering and construction telecommunications projects until 1987, when he was appointed as Business Manager of Micro Sistemas S.A. In 1988, he became Plant Manager of this informatics technology company. He was born on February 12, 1954.

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

María D. Carrera Sala is a lawyer, graduated from the University of Buenos Aires. For several years she has been a member of the Advisory Council of Legal Affairs of the Argentina Chamber of Corporations. She began working for Telecom in 1992. Since 1973, she was the Manager of Legal Affairs of Compañía Argentina de Teléfonos SA. In the meetings of the Board of Directors of Telecom Argentina and Personal held in October 2010, she was appointed as Secretary of the Board of Directors for both companies. She was born on August 27, 1948.

Alejandro D. Quiroga Lopez is a lawyer graduated from the University of Buenos Aires. From 2010 to 2011, he was an associate at Curutchet-Odriozola Law Firm. From 2001 and until February 2010 he was general counsel and Secretary of the Board of Directors of YPF S.A. He was a partner at the law firm Nicholson & Cano from 1986 to 1997, a foreign associate at Davis Polk & Wardwell in 2000, and Undersecretary of Banking and Insurance at the Ministry of Economy and Public Finance of Argentina from 1997 to 1999. He was professor of banking and commercial law at the University of CEMA. He was a member of the Executive Board of the University of Buenos Aires - School of Law. He is also a graduate of the Wharton Advanced Management Program. He was born on June 9, 1962.

Ricardo Luttini is an accountant. He joined Telecom in June 2005. He had previously served as Manager of Business Controls and Auditing for La Caja de Ahorro y Seguro S.A., General Manager of Banco Caja de Ahorro S.A., and General Accountant and Audit Manager at Banco Mercantil Argentino. He was born on September 27, 1961.

Máximo D. Lema is an engineer. Currently, he is the Director of the Wholesale Unit and Chairman of Telecom Argentina USA Inc. He graduated from the Universidad Nacional de Mar del Plata (Argentina) and from Purdue University (Indiana USA) with a Master of Science and Ph.D., both in electrical engineering. He also holds an MBA from CEMA Buenos Aires. He joined Telecom Argentina in 1998 as Wholesale Marketing Director. He previously worked at Telintar S.A. (International Business Director), Entel S.A. (International Director) and Purdue University (Image Processing Research). He was born on October 6, 1956.

Paolo Perfetti holds a degree in Electronic Engineering at the university of Roma, La Sapienza. He was appointed Telecom Argentina Network Director in November 2012. Mr. Perfetti joined the Telecom Italia group in August 2000 after an experience in BT Italia Group. Since then he held various position as director of Engineering and Operation Director contributing to the development of fixed and mobile broadband services. He was born on April 14, 1966.

Anibal R. Gomez holds a degree in Systems at CAECE University. In March 2013 he was appointed as Fixed Telephony Director at Telecom Argentina. Mr. Gomez joined Telecom Argentina in March 1994. During these years he held different positions, such as Commercial Manager, General Manager of Núcleo in Paraguay, Marketing Director and Sales Director, and President of Núcleo. He was born on December 26, 1964.

Mariano Cornejo holds a degree in advertising. He joined Telecom in June 2007. Previously, he served for twelve years as General Manager in Marketing at La Caja de Ahorro y Seguro S.A. He was also Director of Brands for the Werthein Group for the same period. He was born on December 20, 1963.

Eduardo M. Etcheverry holds a degree in Informatics from UADE University of Buenos Aires, Argentina. In December 2012 he was appointed as Information Services Director at Telecom Argentina. Mr. Etcheverry joined Telecom Argentina in July 2006. During these years he held different positions, such as Datacenter Manager, Operations and Technology Manager, and Datacenter Director. He was born on December 18, 1956.

Paolo Chiriotti holds a degree in Political Science from Génova University. He also holds a Human Resources Strategic Management Master from the Bocconi University, Milano. He was appointed Corporate Security Director in August 2012.  Mr. Chiarotti started working at the Telecom Italia Group in March 1991, where he has held several positions, including Human Resources Organization Manager. Since 2010 he has been the responsible for the Crisis Management area in the Security Direction Department. He was born on July 28, 1970.

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

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2012:

Name	Position	Profession
Diego Serrano Redonnet	Chairman of the Supervisory Committee	Lawyer
Adela Alicia Codagnone	Member of the Supervisory Committee	Lawyer
Gerardo Prieto	Member of the Supervisory Committee	Accountant
Fernando Saúl Zoppi	Member of the Supervisory Committee	Lawyer
Silvia A. Rodríguez	Member of the Supervisory Committee	Lawyer
Cristian A. Krüger	Alternate Member of the Supervisory Committee	Lawyer
Pablo Rueda	Alternate Member of the Supervisory Committee	Lawyer
María G. Grigioni	Alternate Member of the Supervisory Committee	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee	Accountant
Martín E. Scotto	Alternate Member of the Supervisory Committee	Lawyer

Diego Serrano Redonnet is a lawyer. He holds a law degree from the Argentine Catholic University and a Master of Law from Harvard Law School. He is a member of the Supervisory Committees of Personal, Sofora, Nortel, Micro Sistemas, Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A., El Comercio Cía. de Seguros a Prima Fija S.A., RSA Seguros Argentina S.A., Gas Argentino S.A. and Metrogas S.A. He was born on September 18, 1966.

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

Fernando Saúl Zoppi  is a lawyer. He obtained a law degree from the University of Buenos Aires, Argentina and an LLM degree from the Columbia University, Law School. He is member of the Supervisory Committee of L´ Union de París Compañía Argentina de Seguros S.A. (to be renamed HDI SEGUROS S.A.), Protecciones Esenciales S.A. and Glacco Compañia Petrolera S.A. He is Director of Petrolera El Trébol S.A. and alternate Director of BNY ARGENTINA S.A. He was born on October 3, 1975.

Silvia A. Rodríguez  is a lawyer. She is member of the Supervisory Committee of Agua y Saneamientos Argentinos S.A. (AySA), Nucleoeléctrica Argentina S.A.; Parque Eólico Arauco S.A. and Ferrosur Roca S.A. She is alternate member of the Supervisory Committee of Ferroexpreso Pampeano S.A., Empresa Argentina de Soluciones Satelitales S.A. (AR-SAT), Pampa Energía S.A. and Centros de Estudios de Alta Tecnología S.A. (CEATSA). She was born on December 15, 1972.

Cristian Krüger  is a lawyer. He is Director of  L´ Union de Paris and alternate Director of Media Planning S.A. He is member of the Supervisory Committee of Honda Motor de Argentina S.A., Inversiones Los Alpes S.A., Kia Argentina S.A., La Papelera del Plata S.A., Puig Argentina S.A. and Santander Rio Asset Management Gerente de Fondos Comunes de Inversion S.A. He is an alternate member of the Supervisory Committee of Sofora, Nortel, Personal, Micro Sistemas, Aluflex S.A., Fabi Bolsas Industriales S.A. and Isdin Argentina S.A. He was born on August 12, 1965.

Pablo Rueda  is a lawyer. He is Director of Santander Rio Asset Management Gerente de Fondos Comunes de Inversion S.A. He is member of the Supervisory Committee of Avex S.A., Flora Danica S.A.I.C and Flora San Luis S.A. He is an alternate member of the Supervisory Committee of Sofora, Nortel, Personal, Micro Sistemas and La Papelera del Plata S.A. He was born on May 15, 1964.

María G. Grigioni is a lawyer. She obtained a law degree from the Universidad de Buenos Aires. She was assistant professor at the Law School of the University of Buenos Aires and UADE University on Corporate and Commercial law from 1992 to 1996. She has published widely on various topics of capital markets and corporations and has presented at conferences and seminars. From 1987, she worked as a Commercial Law Advisor in the legal department of various auditing firms and companies, and then served as Chief of Division on the Issuers Department of the National Securities Commission (Comisión Nacional de Valores) from 1991 to 1994. She was also counselor to the Under-Secretary of Registration Affairs of the Ministry of Justice of the Republic of Argentina during 2006 and 2007. She is a partner at Pérez Alati. She is member of the Supervisory Committee of Banco Santander Río S.A., Gas Argentino S.A., Metrogas S.A. and Tierra Argentea S.A. She is alternate member of the Supervisory Committee of Santander Rio Trust S.A., Brs Investments S.A., Santander Rio Sociedad de Bolsa S.A., ISBAN Argentina S.A. and Santander Rio Servicios S.A. She was born on November 15, 1963.

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

Martín E. Scotto is a lawyer. He is member of the Supervisory Committee of Banco de Inversión y Comercio Exterior S.A. (BICE), Banco Hipotecario S.A., Nación Seguros S.A., Nación Seguros de Retiro, Nación Bursátil Sociedad de Bolsa S.A. and Nación Reaseguros S.A. He is alternate member of the Supervisory Committee of Nación Servicios S.A., Nación Factoring S.A. and Nación AFJP. He was born on September 27, 1971.

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

The aggregate compensation paid by Telecom Argentina and its subsidiaries to the members of Telecom Argentina’s Board of Directors, the members of Telecom Argentina’s Supervisory Committee and the executive officers described under “Senior Management” above, was approximately P$36.4 million for the year ended December 31, 2012. During the year ended December 31, 2012, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Accrued compensation for fiscal year 2012 for the members of the Board of Directors and Supervisory Committee was approximately P$9.3 million and approximately P$2.9 million, respectively, of which P$6.2 million and P$1.2 million remained unpaid as of December 31, 2012, respectively.

Compensation for the executive officers described under “Senior Management” above, amounted to approximately P$50.5 million during the year ended December 31, 2012 (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments and non-compete agreements), of which P$18.9 million remained unpaid as of December 31, 2012.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation reflects the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

Also, Telecom Argentina implemented a Long-Term Incentive Program (“LTI”), with the purpose of providing Senior Management members with incentives to create value in the medium/long term, involve such members in the Group’s success and as an element for retaining key personnel at the organization. For the fiscal year 2011 results, bonuses were paid to the LTI program participants in May 2012. LTI program bonuses for fiscal year 2012 results are expected to be paid in May 2013.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent articles included in Law No. 26,831. See “Item 9—The Offer and Listing—The Argentine Securities Market—New Capital Market Act—Law No. 26,831” below). The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

The Transparency Decree vested in members of the Board of Directors:

•                  the duty to disclose certain events, such as any fact or situation capable of affecting the value of the securities or the course of negotiation;

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

Additionally, the Transparency Decree provided, and Law No. 26,831 provides, that those who infringe its provisions shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

In July 2012, Decree No. 1,278/12 approved a Regulation of officers and directors appointed by the shares or equity interests of the Argentine Government through the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance.

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

Pursuant to the Regulation of Authority and Operation of the Steering Committee, a quorum shall consist of the majority of members of the Steering Committee including those who attend by teleconference or videoteleconference. All members shall adopt decisions unanimously. In the event no resolution is adopted on any of the issues submitted for consideration of the Steering Committee, the matter shall be referred to the Board of Directors.

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

Audit Committee

The Transparency Decree also provided, and Law No. 26,831 provides still, that companies with publicly-listed shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. The majority of the members of the Audit Committee must be independent under CNV rules. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not qualify as an independent director if such relative were appointed as a member of the Board of Directors.

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

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Bulletin on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committee were applicable for the financial years beginning on or after January 1, 2004.

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

At its meeting on May 3, 2012, the Board of Directors reelected Mr. Garrido, Mr. Macek and Mr. Berner as members of the Audit Committee. The Board furthermore determined that Mr. Macek qualifies as an audit committee financial expert under SEC guidelines. Under SEC and New York Stock Exchange regulations the three members of the Committee qualify as independent directors. Under CNV regulations, two members of the Audit Committee (Mr. Macek and Mr. Berner) qualify as independent directors. On March 27, 2013 Norberto C. Berner resigned as member of the Board of Directors of Telecom Argentina, which was accepted on April 8, 2013 by the Board of Directors. Therefore, he is no longer member of the Audit Committee. He was replaced as member of the Audit Committee by his alternate director Esteban Santa Cruz.

Pursuant to the Argentine government’s Decree No. 677/01, and now pursuant to Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal years 2012, a budget of P$1,250,000 was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ meeting approving Audit Committee expenditures for year 2013 has not yet been held.

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

Employees and Labor Relations

As of December 31, 2012, our total number of employees was 16,808 (including temporary employees), of which approximately 76% belonged to unions. All Management and senior positions are held by non-union employees.

Telecom Argentina and Personal have 9,941 and 2,924 unionized employees, respectively, representing an increase of approximately 22% and 12%, respectively, compared to 2011. The union which has the largest number of employees is the Federation of Telephone Workers and Employees of Argentina (“FOETRA”) in Buenos Aires, which is currently included in the Argentine Telecommunications Federation (“FATEL”), representing 5,607 Telecom Argentina employees. The Argentine Federation of Telephone Workers and Employees (“FOEESITRA”) represents 2,264 employees. In 2012 we recognized the Professionals Workers Center of Telecommunication Companies (“CEPETEL”) which represents 297 employees. Two remaining unions, the Technical and Supervisory Telephone Personnel Federation (“FOPSTTA”) and the Telecommunications Union (“UPJET”), represent 1,773 middle Management employees of Telecom Argentina.

Personal has 2,920 employees represented by the FAECyS and 4 employees represented by the Single Argentine Federation of Travelers (“FUVA”).

Salary agreements with labor organizations are reviewed annually or from time to time, in a context of increased social claims and an increased cost of living.

In this scenario, telecommunication labor organizations of Telecom Argentina continued negotiating with Mesa de Unidad Sindical de las Telecomunicaciones (the “MUS” — Board of Trade Union Unity), which bring together FOEESITRA, FATEL, FOPSTTA and UPJET. The negotiations resulted in an agreement to implement a gradual increase in salaries, which amounted to 15.5% in 2012 and 10.5% as from January 2013. Of this total, 25.75% was assigned to basic salaries and the remaining 0.25% was assigned to supplementary salaries. Those agreements applied to basic telecommunications activity as well as to the call center activity.

With respect to Personal, during 2012 union employees were covered by the FAECyS’ collective bargain agreement, and, as a result, the related salary agreements applied. These agreements contemplated a 24% salary increase in 2012 in amounts not subject to social security contributions. This salary increase was granted gradually: 15% in May 2012 and 9% in November 2012. It was also agreed that, by November 2012, the amount resulting from the first increase became subject to social security contributions, resulting in 17.4% salary increase after contemplate grossing up the original salary increase granted to the employees. Additionally, the second increase will became subject to social security contributions as from May 2013, thus reaching 10.5% after apply grossing up to the original increase. Consequently, the total salary increase will be 27.9%.

FOETRA has achieved the representation of Personal’s union employees both in the administrative and judicial field and also has obtained an extension of its union status which specifically contemplates mobile activity. The representation of Personal’s non-unionized employees is subject to future negotiations. Meanwhile, Personal has fulfilled all the formalities with the intent to involve the rest of Personal’s peer mobile operators in any collective bargaining process in order to achieve symmetrical conditions for all operators in a new collective agreement for the mobile industry. In November, 2012 FOETRA began a new administrative case under which the main mobile operators were called to negotiate a collective bargaining agreement for mobile telecommunication activity. As of the date of this Annual Report the first hearings are being carried out.

With respect to the non-unionized employees whose representation was claimed by various labor organizations, in January 2012 Telecom Argentina entered into a Framework Agreement with the MUS undertaking to implement a new organizational scheme. As from March 2012 the recategorization process was implemented involving approximately 1,500 employees.

With respect to the Center for Professionals of Telecommunication Companies (“CEPETEL”), there were several negotiations with Telecom Argentina in 2012, reaching agreements that allowed the resolution of various disputes and lawsuits promoted by CEPETEL, having agreed upon the framing of approximately 300 employees. Considering that up to that time it was not possible to reach agreement on all the conventional conditions, during 2013 we will continue negotiating a new collective agreement with this labor organization regarding the definition of a comprehensive regulatory framework.

See “Item 8—Financial Information—Legal Proceedings—Civil, commercial, labor, regulatory, tax and other matters proceedings—Labor Claims” for more detail on labor claims filed against Telecom Argentina and Personal.

Employees by Segment

The table below shows the number of employees as of December 31, 2012, 2011 and 2010 by segment(1):

	December 31, 2012	December 31, 2011	December 31, 2010
Fixed Services	11,115	11,093	10,855
Personal Mobile Services	5,254	4,820	4,370
Núcleo Mobile Services	439	433	422
Total	16,808	16,346	15,647

(1)                                 Includes temporary employees

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Enrique Garrido holds 231 Class B Shares of Telecom Argentina. No other member of the Board of Directors holds obligations or capital stock of Telecom Argentina.

María Delia Carrera Sala holds 3,263 Class B Shares of Telecom Argentina, of which 3,032 were assigned to her as a result of the liquidation of the Guaranty and Repurchase Fund on February 29, 2012 and May 17, 2012 (See “—Share Ownership Plan” for further information regarding the Guaranty and Repurchase Fund).

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

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which has been lifted. Therefore, the General Ordinary and Extraordinary and Special Class C Shares Meetings held on December 15, 2011, approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 4,593,274 Class C ordinary shares into an equal quantity of Class B ordinary shares in one or more tranches. As a result, 4,222,553 Class C Shares have been converted to Class B Shares in five tranches. As of the date of this Annual Report, the outstanding number of Class C Shares is 370,721.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2012, Nortel owned all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.64% of the Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represented approximately 54.74% of the total capital stock. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “—Shareholders of Nortel” below.

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

As of December 31, 2012, Nortel’s capital stock was represented by ordinary shares (78.38% of the capital stock) and Preferred Series B shares (21.62% of the capital stock).

During 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) acquired 8% of Nortel’s total Series B Preferred Shares (without voting rights) and also made a public announcement together with Telecom Italia S.p.A. regarding the acquisition of Series B Shares representing 1.58% of Telecom Argentina’s capital stock through the local company Inversiones Milano S.A. (which has changed its name to Tierra Argentea S.A.).

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

On August 5, 2010, the shareholders’ agreement was amended by the parties. As a result of the commitment of the shareholders of Sofora Telecomunicaciones S.A. before the CNDC, on October 13, 2010 further modifications were introduced. On March 9, 2011, in connection with the transfer of 10% of the share capital of Sofora Telecomunicaciones SA in favor of Telecom Italia International NV held on that date, further amendments to the Shareholders’ Agreement were introduced in order to preserve the government rights that parties had until then, clarifying that even though W de Argentina - Inversiones SL would have 32% of the share capital of Sofora Telecomunicaciones SA, W de Argentina - Inversiones SL kept the same government rights that it had under the shareholders’ agreement, as it if continued to hold 42% of the share capital of Sofora Telecomunicaciones SA (hereinafter the shareholders’ agreement and its modifications, the “New Shareholders’ Agreement”). For additional information about the New shareholders’ agreement, see “—Shareholders’ Agreement”.

The Telecom Italia Group

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national (Italy) and international telecommunications sector.

As of December 31, 2012, the Telecom Italia Group had approximately 14.0 million physical accesses (retail) in Italy, a decrease of 0.7 million compared to December 31, 2011. The wholesale customer portfolio in Italy reached approximately 7.2 million accesses for telephone services as of December 31, 2012, an increase of approximately 0.1 million compared to December 31, 2011.

The broadband portfolio in Italy reached 9.0 million accesses as of December 31, 2012 (consisting of approximately 7.0 million retail accesses and 2.0 million wholesale accesses), stable compared to December 31, 2011 (a market share of 52%).

In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines as of December 31, 2012 in Italy, stable compared to December 31, 2011.

As of December 31, 2012, the Telecom Italia Group had 70.4 million mobile telephone lines in Brazil (64.1 million as of December 31, 2011).

W de Argentina — Inversiones S.L.

W de Argentina — Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

• Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 206,873 acres in the primary farming areas of Argentina, harvesting more than 49,061 tons of different crops and with more than 24,698 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

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

• Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate-related activities through its interests in other companies.

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of March 31, 2013, based upon information available to us, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares. However, current holdings may be different.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power(1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0%	51.00%
Class B Ordinary Shares (listed in NYSE and BCBA):
ANSES	246,018,839	51.04%	(2) 24.99%
Nortel	36,832,408	7.64%	3.74%
Others	199,124,711	41.32%	20.23%
Class C Ordinary Shares:
Others	370,721	100.0%	0.04%

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

As of February 28, 2013, there were approximately 26.4 million American Depositary Shares outstanding (representing 132.3 million Class B Shares or 27.5% of total Class B Shares —excluding those held by Nortel—). Moreover, as of that date, there were approximately 90 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 28,000 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights.

The Telecom Group is not aware of any arrangements that would result in a change of control of Telecom Group.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2012, Telco holds 22.4% of Telecom Italia S.p.A.’s voting shares. As a result of the Telco Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom Argentina and its subsidiaries.

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

With respect to Nortel:

•                  W de Argentina shall have the right to appoint two out of seven Board members and the Telecom Italia Group shall have the right to appoint four Board members. The seventh director will be nominated by the Preferred Series A and Preferred Series B Shareholders of Nortel, as long as they have such rights in accordance with the terms and conditions of issuance of the preferred shares. In the event that Preferred Series A shares and / or Preferred Series B shares lose their right to appoint a director, the Telecom Italia Group and W de Argentina acquire the right to jointly appoint a director. As of December 31, 2012 there were no outstanding Preferred Series A shares. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote.

•                  W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•                  As a general rule, Nortel shall have the right to nominate six directors and the minority shareholders shall have the right to nominate one director. Four of the abovementioned six Board members to be nominated by Nortel shall be nominated by the Telecom Italia Group and the remaining two shall be nominated by W de Argentina. In the event that other shareholders of Telecom Argentina had the right to appoint more than one director, the composition of the Board of Directors of Telecom Argentina shall be modified so that the Telecom Italia Group shall nominate the majority of the members appointed by Nortel. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

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

The New Shareholders’ Agreement also provides for the establishment of a Steering Committee for Telecom Argentina, which shall be composed of two members appointed by the Telecom Italia Group and two members appointed by W de Argentina. The Steering Committee shall be in charge of resolving matters concerning Telecom Argentina’s business plan, annual budget and general employee compensation policy for Telecom Argentina and Personal, among others. The Steering Committee shall meet with the majority of its members and resolve any matter by unanimous vote of the members attending the meeting. In case any matter is not approved by the majority of its members, the Board of Directors shall resolve such matter.

The New Shareholders’ Agreement still provides for meetings between the Telecom Italia Group and W de Argentina (set forth in Section 4 of the New Shareholders’ Agreement) before Shareholders’ or Board of Directors’ meetings of Sofora, Nortel, Telecom Argentina or its subsidiaries regarding matters that must be treated at Shareholders’ Meetings or those related to preferred Shareholders of Nortel, but it excludes resolutions to be adopted by certain non-executive committees. Therefore, the resolutions to be adopted at the Audit Committee, the Supervisory Committee and the Regulatory Compliance Committee will not be dealt with in such prior meetings, but following the rules of the majority of each of those committees.

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

Our policy is to make transactions with related parties on arm’s-length basis. In addition, Section 72 of Law No. 26,831 provides that before a publicly-listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly-listed company must obtain approval from its Board of Directors and obtain a valuation report from its Audit Committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. For the period that Telecom Argentina’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. “Relevant amount” means an amount which exceeds 1% of the issuers’ equity as contained in the latest approved financial statements.

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina—Inversiones and/or their respective affiliates) resulted in expenses or purchases of approximately P$385 million for the year ended December 31, 2012. Of that amount, P$329 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$56 million incurred with W de Argentina—Inversiones’ affiliates for insurance and labor costs.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$203 million for the year ended December 31, 2012, corresponding to payments from Telecom Italia and its affiliates of P$31 million and from W de Argentina—Inversiones of P$172 million for telecommunications services provided by Telecom.

In addition, transactions with related parties of Sofora for the year 2012 resulted in P$5 million gain in finance income corresponding to transactions with related parties of W de Argentina — Inversiones.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2012.

During 2012, Telecom Argentina and Personal entered into technical services agreements with Telecom Italia which expired in December 2012. These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects” and in accordance with the procedure established by Decree No. 677/01 (which was similar to that provided for under Law No. 26,831) for contracts with related parties. These were also submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors. Under these agreements, Telecom Argentina and Personal incurred in expenses of P$14.6 million and P$10.6 million for the year ended December 31, 2012, respectively.

In March 2013, Personal entered into a new technical services agreement with Telecom Italia which expires in March 2014. Under this agreement, Personal will incur costs of €1.8 million for the duration of the contract.

As of December 31, 2012, we had no loans outstanding to the executive officers of Telecom Argentina.

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

Legal Proceedings

Civil, commercial, labor, regulatory, tax and other matters proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and other claims that have arisen in the ordinary course of business. As of December 31, 2012, Telecom has established provisions, excluding asset retirement obligations and restructuring provision, in an aggregate amount of P$997 million to cover potential losses related to these claims and proceedings in its Consolidated Financial Statements (P$85 million for regulatory deducted from assets and P$912 million included under liabilities). In addition, as of December 31, 2012, P$35 million deposited in the Company’s bank account have been restricted to be used due to some judicial proceedings.

See Note 17 to our Consolidated Financial Statements for additional information.

Labor Claims

Labor Claims for which ENTel is Liable

The Transfer Agreement provides that ENTel, and not Telecom Argentina, is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not these claims are made prior to the Transfer Date, if the events giving rise to these claims occurred prior to the Transfer Date. Certain former employees of ENTel have brought claims against Telecom Argentina, arguing that notwithstanding what the Transfer Agreement or an executive act of the Argentine government stipulate, Telecom Argentina should be held jointly and severally liable for claims made prior to the Transfer Date. The Supreme Court concluded that transferees under privatizations may be held jointly and severally liable for obligations arising from employment contracts prior to the Transfer Date.

As of December 31, 2012, the total amount of these labor claims filed against Telecom Argentina, including accrued interest and expenses, was approximately P$3 million. Interest and expenses will continue to accrue on any pending amount until it is paid in full. Telecom Argentina believes that the pending claims will not have a significant effect on our results of operations or financial position for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom Argentina in respect of these claims and (2) the

Argentine government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom Argentina to debit an account of the Argentine government at Banco de la Nación Argentina for any amounts payable by the Argentine government under this indemnity. Under the Debt Consolidation Act, ENTel and the Argentine government may discharge their above-described obligations to Telecom Argentina by issuing 16-year bonds to Telecom Argentina. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine government comply with its Transfer Agreement obligations.

Although we cannot guarantee the outcome of these proceedings, in the opinion of our Management and internal legal counsel, the final outcome will not have a material effect on our financial position, results of operations and cash flows.

Profit Sharing Bonds

Various legal actions were brought, mainly by former employees of Telecom Argentina, against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 — which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 — be struck down as unconstitutional.  The plaintiffs also claim compensation for damages they suffered because such bonds have not been issued.  In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay —the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, dismissals of claims due to expiration of the applicable statute of limitations, and distribution method between the program beneficiaries). The Supreme Court of Justice has deemed that the resolution against Telefónica´s case is applicable to Telecom Argentina when resolving the appeals filed by Telecom Argentina. That criterion has been followed by lower courts.

The Supreme Court has left the determination of incidental issues to the lower courts and asked to take into account that it was the Argentine government who issued the legal rule found to be unconstitutional. On that basis, most of the appellate courts have also found the Argentine government liable and established different methods to calculate the compensation. The Company has filed motions in support of its rights, regarding for example the statute of limitations and the method to calculate the compensation.

As of the date of this Annual Report, Telecom Argentina’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are adequate to hedge the risks associated with these claims.

Contractors’ and Subcontractors’ Employees Labor Claims

In recent years, certain contractors’ and subcontractors’ employees have brought lawsuits against subcontractors and Telecom Argentina claiming for direct or indirect responsibility based on a broad interpretation of the rules of labor law. The plaintiffs claimed for the application of the telecommunication bargain collective agreement instead of the telecommunication section of construction collective agreement, resulting in wage differences. As of the date of this Annual Report, Telecom Argentina’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are adequate to hedge the risks associated with these claims.

Union Organization Claims

In recent years, certain labor organizations have filed complaints against Telecom Argentina objecting the differences in the calculation of social contributions made by Telecom Argentina and have obtained favorable rulings for these claims. Despite Telecom Argentina having appealed these decisions, the appellate courts have affirmed the rulings in many cases. As a result, Telecom Argentina, based on the advice of legal counsel, has recorded provisions to cover the increased risk associated with this type of litigation.

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

Wage differences by food vouchers and nonremunerative sums

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

Sales representatives claims

In addition, former sales representatives of Personal have brought legal actions for alleged untimely termination of their contracts and have submitted claims for payment of different items such as commission differences, seniority bonuses and lost profit. While decisions on some of these claims are still pending, most of the claims have been settled by the parties, while others have obtained a favorable partial judgment. Additionally, during 2012, new former sales representatives of Personal have initiated claims for similar reasons to those mentioned above. As of the date of this Annual Report, the Company’s Management, based on the advice of legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims.

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

As discussed in previous Annual Reports, Telecom Argentina was party to various legal proceedings arising from claims by AFIP with regards to:

(a) AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from its disagreement with Telecom Argentina’s calculation of the depreciation of its fiber optic network;

(b) AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging Telecom Argentina’s certain deductions it made for bad debt expenses; and

(c) AFIP’s claims regarding invoices for certain kinds of services.

Upon detailed analysis of the Regularization Regime, on April 30, 2009 Telecom Argentina decided to settle the AFIP’s claims in the time frame established by Title I of the above-mentioned law. The settlement for the above-mentioned tax claims was complete except for item (b), which was partially settled.

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

Telecom Argentina’s compliance with the Regularization Regime generated recognition of a debt owed to AFIP in the amount of P$38 million (nominal value) payable in 120 monthly installments at an annual interest rate of 9%. The Company also recognized a debt for legal fees in connection with these regularized processes in the amount of P$14 million (nominal value). The value of both liabilities has been estimated at net present value according to IFRS and has been set forth under the captions “Income Tax Payables” and “Other Liabilities” classified by the nature and due date of each liability. As of December 31, 2012 such liabilities amounted to P$15 million and P$12 million, respectively.

In December 2001, the AFIP asserted an additional income tax claim regarding the amortization period utilized by Telintar to depreciate its fiber optic network in submarine cables. Subsequently, Telintar was dissolved and merged in equal parts into Telecom Internacional S.A. and Telefónica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefónica, respectively. Telecom Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999. In July 2005, the National Fiscal Court decided against Telecom Argentina by ratifying the tax assessment relating to additional taxes, although it did not require Telecom Argentina to pay interest or penalties. As a result, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to P$0.5 million against income taxes in its income statement. Telecom Argentina and Telefónica have appealed this judgment before the corresponding Federal Court. In June 2009, this Federal Court rejected the National Fiscal Tribunal Resolution and AFIP’s claim. AFIP has appealed this judgment before the Argentine Supreme Court of Justice. Finally, on May 22, 2012, the Supreme Court of Justice ratified the amortization period utilized by Telintar to depreciate its fiber optic network in submarine cables, thus confirming the Company’s position.

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

Tax Matters Relating to Micro Sistemas

On December 4, 2000, our subsidiary, Micro Sistemas, received a notice from the Secretary of Treasury Resolution No. 468/00 requesting Micro Sistemas to pay P$1.1 million (approximately P$7.2 million as of December 31, 2012) in fines with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas and requesting payment of the claimed tax compounded with interest. Having exhausted the administrative appeals, on October 3, 2007, Micro Sistemas filed an appeal before the Federal Court of Appeals for Administrative Matters. The appeal was admitted by the Court and in November 2008 the Chamber Prosecutor recommended rejection of the petition of prescription made by Micro Sistemas.

On February 24, 2012, the Fifth Contentious and Administrative Chamber rendered a final judgment, which was ratified on April 12, 2012 by a motion to clarify the decision, through which the appeal brought by Micro Sistemas was sustained and declared invalid the resolution 468/00, which imposed the fine, as well as full payment of taxes and / or fees not paid under the special tax regulation, compounded with interest, included in such resolution. Following the judgment of the Fifth Chamber, the Argentine Federal Government filed an extraordinary federal appeal against that judgment. Such extraordinary appeal was finally rejected by the Supreme Court on February 26, 2013, thus confirming Micro Sistemas’ position.

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

Regulatory Proceedings

There are several proceedings that have been initiated against us with respect to alleged regulatory violations between 2000 and 2012. If the outcomes of these proceedings are unfavorable to us, they could result in fines for the Company. For each of these proceedings, we are challenging the CNC’s imposition of fines before administrative authorities. The most significant proceedings regarding Telecom Argentina are related to technical performance issues, mainly in connection with the delay in repairing defective lines and/or installing new lines. In addition, there was an increased number of proceedings against Telecom Argentina and Personal regarding service failures.

For a description of certain administrative appeals filed by the Telecom Group with respect to certain regulatory actions, see “Item 4—Information on the Company—Regulatory Framework.” In addition, see Note 17 to our Consolidated Financial Statements for a breakdown of provisions as of December 31, 2012.

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

Considering the evolution and development of environmental legislation and related agencies, Telecom Argentina is in the process of reviewing its interpretation in relation to the registration as a Hazardous Waste Generator, that in any case will refer to a reduced number of materials that we use in our operations. Based on the information available to us, the possibility that environmental proceedings will have a significant impact on our financial position and cash flows is remote.

Consumer Trade Union Proceedings

•                  Proceedings other than remote

The Company has been notified of the following complaints filed by Consumer Trade Unions for which although Personal believes there are strong defense arguments for which the claims should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claims as possible until a judgment is rendered.

In November 2011, Personal was notified of a lawsuit filed by “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The plaintiff requests Personal (i) cease such practices and bill its customers only for the exact time of telecommunication services used; (ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; (iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; (iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and (v) pay punitive damages provided by section 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorses Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiff is seeking damages for unspecified amounts. Currently, Personal is quantifying the risk involved in this contingency.

In June 2012 “Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011.  It demands the reimbursement of the increase in the price billed to customers for a period of two months. The plaintiff is seeking damages for unspecified amounts. In August 2012 Personal answered the complaint arguing that the company adequately informed its clients the modifications of the terms and conditions in which the service would be provided. It also filed a jurisdictional plea and a motion alleging the lack of active legal standing of the plaintiff, which at the time of this Annual Report are both pending of resolution by the First Instance Court.

•                  Remote Proceedings

Additionally, Consumer Trade Unions have filed several proceedings against the Company. Although we cannot guarantee the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the Company has classified those consumer trade unions proceedings as remote. Among others, the most significant proceedings filed against the Company include the following:

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

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase rates by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, since they have prohibited, as of January 6, 2002, contracts with the public administration, including public works and services contracts, from being adjusted to dollars or other foreign currencies. The Public Emergency Law was subsequently extended through December 31, 2013. (See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates”).

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

In addition, on August 14, 2003, Telecom Argentina was served notice of a legal action brought by “Unión de Usuarios y Consumidores” against Telecom Argentina, Telefónica and the SC before the Federal Court in Administrative Litigation Matters No. 8. The plaintiff requests reimbursement of certain additional charges included in monthly fixed-line service fees billed by Telecom Argentina. On August 22, 2003, Telecom Argentina answered the complaint and based its defense on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations. The legal action was rejected by the Court of First Instance in October 2011 alleging that the plaintiff could not demonstrate the damage suffered. The first instance resolution was appealed by the plaintiff and in July 2012 the Court of Appeals rejected the appeal and confirmed the resolution. As the plaintiff did not file an extraordinary appeal before the Supreme Court, the judgment is final.

In December 2005, the entity “Asociación Protección Consumidores Del Mercado Común Del Sur—Proconsumer” brought an action against the mobile companies, including Personal. The plaintiffs seek to obtain reimbursement for any amounts billed to Personal customers in connection with an investment contribution to the Universal Service Fiduciary Fund. In March 2011, Personal was notified of the first instance resolution, which rejected Proconsumer’s claim. The resolution considered the claim to be an unnecessary and an excessive use of judicial time and resources because the reimbursement identified in the complaint had already been made by the defendants. The full reimbursement of the amounts received by Personal in connection with the investment contribution and corresponding interest were listed separately in customer bills and furnished in accordance with the CNC’s report dated December 2006. The report also specified the applicable interest rate. In October 2011, the Civil and Commercial Federal Court, Chamber No. II confirmed the rejection of the legal action against Personal. The plaintiff filed an extraordinary appeal which was also rejected. Subsequently, its last legal resource (“Recurso de Queja”) was submitted by the plaintiff to the Supreme Court and is pending resolution as of the date of this Annual Report.

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote of all holders of Telecom Argentina’s capital stock. Under the Argentine Corporations Law, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS in the case of listed companies as Telecom Argentina) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted (or reconstituted).

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

On March 18, 2013, Telecom Argentina’s Board of Directors called a shareholders’ meeting to be held on April 23, 2013, to consider among other issues the allocation of Telecom Argentina’s non-appropriated retained earnings as of December 31, 2012. The Board proposed to allocate P$1,000 million as a Reserve for Future Dividends in Cash and to authorize the Board of Directors to approve the reduction of such Reserve for the purpose of distributing dividends in cash taking into account the economic and financial condition of Telecom Argentina.

As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. Positive retained earnings generated by the application of IFRS in Telecom Argentina’s 2012 statutory financial statements amounted to P$370 million, of which P$19 million have to be allocated to Legal Reserve and P$351 million have to be assigned to the Special Reserve established by CNV Resolution No. 609/12. Such constitution shall be voted at the Ordinary Annual Shareholders’ Meeting to consider the Consolidated Financial Statements for 2012.

Telecom Argentina’s Annual Shareholders meeting held on April 27, 2012 approved a cash dividend distribution of P$807 million (P$0.82 per share), which was paid in May 2012.

Significant Changes

No undisclosed significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9.                                                THE OFFER AND LISTING

As of December 31, 2012, the capital stock of Telecom Argentina was divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing 51.00% of the outstanding capital stock of Telecom Argentina, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing approximately 48.96% of the outstanding capital stock of Telecom Argentina, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 0.04% of Telecom Argentina’s outstanding capital stock.

The number of shares authorized and outstanding as of December 31, 2012 was as follows:

Class A Shares	502,034,299
Class B Shares	481,975,958
Class C Shares	370,721
Total	984,380,978

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

	Pesos per Class B Share on BASM (1)
	High	Low
Annual
2008	15.20	3.70
2009	13.65	4.90
2010	20.80	11.90
2011	22.70	16.10
2012	20.40	12.30

Quarterly
2011
First Quarter	21.95	19.30
Second Quarter	22.25	18.90
Third Quarter	22.70	17.15
Fourth Quarter	20.60	16.10
2012
First Quarter	20.40	17.45
Second Quarter	18.55	14.30
Third Quarter	16.10	12.30
Fourth Quarter	16.10	12.40

Monthly
2012
October	13.50	12.80
November	13.80	12.40
December	16.10	13.35
2013
January	23.35	16.40
February	24.55	20.40
March	25.95	20.50
April (through April 12, 2013)	27.50	24.10

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

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS
	High	Low
Annual
2008	23.97	5.12
2009	18.05	6.55
2010	25.78	15.02
2011	26.92	17.28
2012	21.94	9.37

Quarterly
2011
First Quarter	26.92	22.96
Second Quarter	26.06	22.19
Third Quarter	26.68	18.50
Fourth Quarter	21.23	17.28
2012
First Quarter	21.94	17.51
Second Quarter	17.55	10.00
Third Quarter	12.31	9.39
Fourth Quarter	12.17	9.37

Monthly
2012
October	10.69	9.84
November	10.38	9.37
December	12.17	10.02
2013
January	15.87	12.13
February	15.92	12.29
March	15.72	12.82
April (through April 12, 2013)	15.93	14.42

On April 12, 2013, the reported last sale price of the ADSs on the New York Stock Exchange was US$15.85.

Plan of Distribution

Not applicable.

The Argentine Securities Market

As of March 2013 and prior to the “New Capital Market Act” implementation twelve securities exchanges exist in Argentina, of which six (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854. For the year ended December 31, 2012, the ten most actively traded equity issues represented approximately 88% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

The CNV is responsible for the regulation and supervision to ensure the correct application of the rules governing the Argentine Securities Market, which will continue under the new regulatory framework described as follows.

New Capital Market Act — Law No. 26,831

On December 28, 2012, the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates capital market’s self-regulation and grants new powers to the CNV, including the ability to request reports and documents, conduct investigations and inspections of natural and legal persons under its control, call to testify and take informative and testimonial declaration. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined, may appoint overseers with the power to veto resolutions adopted by the Board of Directors and/or discontinue the Board of Directors for a maximum period of 180 days until deficiencies found are remedied.

Law No. 26,831 supersedes Law No. 17,811 and Decree No. 677/01, among other rules, and became effective on January 28, 2013.

The CNV must regulate Law No. 26,831 and adapt CNV rules thereto within 180 days of Law No. 26,831 having become effective.

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose approximately 133 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Market is conducted by continuous open bidding, from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Market also operates a continuous electronic market system each business day, on which privately arranged trades are registered and made public.

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2012	2011	2010	2009	2008
Market capitalization (P$ billions) (1)	2,314	1,611	1,900	2,175	1,234
As percent of GDP (1)	106	87	132	190	119
Volume (P$ millions) (1)	242,324	207,805	177,614	133,207	237,790
Average daily trading volume (P$ millions) (1)	1,006	848	722	546	963
Number of traded companies (including Cedears)	267	241	275	254	267

(1)         End-of-period figures for trading on the Buenos Aires Stock Exchange (includes domestic and non-domestic public companies).

Sources: Yearbook 2012 -  Instituto Argentino de Mercado de Capitales.

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

On April 30, 2003, Telecom Argentina’s shareholders voted not to adhere to the regime established by Decree No. 677/01 (the Statutory Regime of Public Offer of Mandatory Acquisition) and approved the consequent modification of Article 1° of Telecom Argentina’s bylaws.

However, since January 28, 2013, when Law No. 26,831 became effective, the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition governs, as provided in the Law, which states: “Article 90. — Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

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

Meetings of Shareholders

Shareholders’ Meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an Annual Ordinary Meeting of shareholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Corporations Law, Article 71 of Law No. 26,831 and CNV rules, including but not limited to:

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

The Board of Directors submits to the shareholders for approval at an ordinary meeting of shareholders our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors. The shareholders, upon approving the financial statements, determine the allocation of Telecom Argentina’s net profits (if any). Under CNV Resolution No. 593/11, a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. In addition, the Argentine Corporations Law requires Argentine companies to allocate 5% of any net profits to legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be assigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings.

Dividends may not be paid if the legal reserve has been impaired, nor until it has been fully rebuilt. Notwithstanding, the obligation to pay declared dividends expires three years after the distribution date pursuant to Section 17 of Telecom Argentina’s bylaws, as amended by the Shareholders’ Meeting held on April 24, 2002.

Argentine law permits the Board of Directors of certain companies (such as Telecom Argentina) to approve the distribution of anticipated dividends on the basis of a quarter balance or a balance sheet especially prepared for the purpose of paying such dividends, provided that both the external auditors and the Supervisory Committee have issued an opinion report. The actual payment of these dividends is made on an interim basis, and they are paid on account of the dividends to determine in the shareholders’ annual meeting on the basis of the financial statements for the year.

See Note 30 to our Consolidated Financial Statements regarding restrictions on distributions of profits and dividends.

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

A voluntary reduction of capital must be approved by an Extraordinary Meeting of the shareholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment, except in redemption cases (with liquid and realized profits).

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

Pursuant to the Argentine Corporations Law, preemptive rights may only be restricted or suspended in certain particular and exceptional cases by a resolution of an Extraordinary Meeting of shareholders when required by the interest of the company.

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

Redemption or Repurchase

Telecom Argentina’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Pursuant to the Argentine Corporations Law, Telecom Argentina may repurchase the stock with liquid and realized profits or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business (subject to shareholder consideration) or in connection with a merger or acquisition. In addition, Telecom Argentina can purchase up to 10% of its capital stock in the Buenos Aires stock exchange pursuant to Law No. 26,831, complying with the requirements and procedures stated therein. If the purchase is made pursuant to Law No. 26,831, Telecom Argentina must resell the repurchased shares within three years and must give shareholders a preemptive right to purchase the shares, except in case of an employee compensation program or plan or in case the shares are distributed among all the shareholders proportionately or regarding the sale of an amount of shares that in any period of 12 months does not exceed 1% of the Company´s capital. In such cases previous approval by a shareholders’ meeting is needed.

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

Notwithstanding the foregoing, should Telecom Argentina decide to cease trading its shares publicly, pursuant to Article 97 of the Law No. 26,831, a tender offer by Telecom Argentina must be conducted before the exercise of appraisal rights by any shareholder. According to Article 98 of the Law No. 26,831 redemption value is not the book value but is determined based on market value of shares.

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

Additionally, Law No. 26,831 dictates that the contracts between a company and a director (that qualifies as a “related party”) when they exceed 1% of the shareholders’ equity of the company, must be submitted to prior approval of the Audit Committee or of two independent evaluation firms to ensure that the transaction is in accordance with market conditions. Such transactions must also be approved by the Board of Directors and reported to the CNV and the exchanges on which the shares of the company are listed. If the Audit Committee or the independent evaluation firms have not determined the terms of the transaction to be “according to market conditions,” then the contract in question must be submitted for consideration at a Shareholders’ Meeting.

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

Members of the Board of Directors of Telecom Argentina or its subsidiaries or parent company cannot be appointed as members of the Supervisory Committee.

The bylaws of Telecom Argentina do not establish a maximum age to be member of the Board of Directors.

Neither the bylaws of Telecom Argentina nor any Argentine law require the members of the Board of Directors to be shareholders.

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

Under the Transparency Decree and General Resolution No. 401/02 of the CNV, a party that wished to obtain either a majority or a significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders. This regulation applied to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime. On April 30, 2003, Telecom Argentina’s shareholders voted not to adopt the regime established by the Transparency Decree and General Resolution No. 401/02, under which Telecom Argentina is currently classified as a “Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” or a “Corporation Not Adhering to the Optional Statutory Regime of Public Offer of Mandatory Acquisition”. However, since January 28, 2013, when Law No. 26, 831 became effective, the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition governs, as provided by Law, which states: “Article 90. — Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

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

Having completed its debt restructuring as of August 2005, Telecom Argentina is no longer subject to certain significant BCRA restrictions. However, restrictions imposed by the BCRA or other government agencies will not increase restrictions for making transfers of funds abroad:

(i)             the ability to acquire foreign currency as an investment or to apply it to foreign portfolio investments is subject to prior approval of the BCRA;

(ii)            the acquisition of foreign currency to pay principal maturities on foreign debt obligations can be made on the day of such maturities or:

1.                                        within the 10 business days preceding the maturity date, provided that the acquirer complies with the Minimum Holding Term (as defined below);

2.                                        within a certain period of time before the maturity date, as a result of the occurrence of specific conditions established under foreign refinancing agreements executed after February 11, 2002; or

3.                                        before the 10 business day period immediately preceding the maturity date provided that the acquirer complies with the Minimum Holding Term and the payment is entirely financed with (i) foreign funds destined to capital contributions; or (ii) new financings granted by international financial institutions and agencies, official foreign credit agencies, and foreign banks, and to the extent that: (a) such prepayment were expressly established as a condition to grant new credits, and (b) such prepayment does not imply an increase in the present value of the outstanding debt.

In June 2005, the Argentine government imposed certain restrictions on inflows and outflows of foreign currency to the local foreign exchange market that remain in effect. New indebtedness entered into the foreign exchange market and debt renewals with non-Argentine residents from the private sector entered in the local foreign exchange market shall be agreed upon and canceled in terms not shorter than 365 calendar days (the “Minimum Holding Term”), whatever the form of cancellation thereof (i.e. with or without access to the local foreign exchange market). The following transactions, among others, are exempted from this restriction: (i) foreign trade financings (i.e., exports advance payments, prefinancing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listing.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, (i) foreign indebtedness, other than the cases described in the following paragraph; (ii) primary stock issuances of companies residing in Argentina not under a public offering and that are not listed in self-governed markets, to the extent they do not create direct investment funds; (iii) portfolio investments of nonresidents intended to hold local currency and assets and liabilities of the financial sector and nonfinancial private sector, to the extent they are not arising from the primary subscription of debt securities under a public offering and listed in self-governed markets and/or the primary subscription of stock of companies residing in Argentina under a public offering and listed in self-governed markets; and (iv) portfolio investments of nonresidents intended for the purchase of any right in secondary markets regarding securities issued by the public sector; shall be subject to the creation of a nominative, nontransferable and noncompensated deposit, for 30% of the amount involved in the relevant transaction (the “Mandatory Deposit”), for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes, however no assurances can be made that Telecom Argentina will be successful in seeking reimbursement of all such taxes paid from holders of ADSs and Class A, B, and C shares. Therefore, as of December 31, 2012, Telecom Argentina has recorded an allowance of P$18 million for the amounts pending collection. Whenever applicable, tax on personal property paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

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

United States Federal Income Taxes

The following discussion is a summary of the material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. This summary applies only to U.S. Holders (as defined below) that hold ADSs or Class B Shares as capital assets for U.S. federal income tax purposes and does not address all of the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

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

•                  persons liable for tax under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax;

•                  tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•                  entities classified as partnerships for U.S. federal income tax purposes;

•                  persons that own or are deemed to own 10% or more of any class of Telecom Argentina stock;

•                  persons who acquired Telecom Argentina’s ADSs or Class B Shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•                  persons holding ADSs or Class B shares in connection with a trade or business conducted outside of the United States.

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

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. U.S. Holders should consult their tax advisers regarding the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares in their particular circumstances, including the effect of any state or local tax laws.

In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement or any other related document will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Class B Shares and is:

•                  a citizen or individual resident of the United States;

•                  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the underlying Class B Shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class B Shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Such actions would also be inconsistent with claiming the preferential rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Argentine taxes, and the availability of the preferential rates of tax for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that Telecom Argentina is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom Argentina (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will generally be included in the income of a U.S. Holder as ordinary dividend income. Because Telecom Argentina does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from qualified foreign corporations, and a foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our ADSs are traded). U.S. Holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances. The amount of a dividend will include any amounts withheld by Telecom Argentina or its paying agent in respect of Argentine income taxes. Dividends will generally be treated as foreign source dividend income to U.S. Holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend. See “Taxation—Argentine Taxes.” The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source income or loss.

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

Sale, Exchange or Other Disposition of ADSs or Class B Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the ADSs or Class B Shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Gain or loss, if any, will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and capital losses, the deductibility of which is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Telecom Argentina believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2012. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Telecom Argentina will not be a PFIC for any taxable year.

If Telecom Argentina were a PFIC for any taxable year during which a U.S. Holder held an ADS or a Class B Share, gain recognized by a U.S. Holder on a sale, exchange or other disposition (including certain pledges) of the ADS or Class B Share would be allocated ratably over the U.S. Holder’s holding period for the ADS or Class B Share sold, exchanged or disposed of. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before Telecom Argentina became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of the ADS or Class B Share, to the extent it exceeds 125 percent of the average of the annual distributions on the ADS or Class B Share received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADS or Class B Share. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If Telecom Argentina were a PFIC for any year during which a U.S. Holder held ADSs or Class B Shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder held ADSs or Class B Shares, even if Telecom Argentina ceased to meet the threshold requirements for PFIC status.

In addition, if Telecom Argentina were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC in a taxable year in which Telecom Argentina pays a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate holders would not apply.

If a U.S. Holder owns ADSs or Class B Shares during any year in which Telecom Argentina is a PFIC, the U.S. Holder may be required to file an annual report with the Internal Revenue Service containing such information as the U.S. Treasury may require.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and under proposed Treasury regulations, certain entities controlled by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of ADSs or Class B Shares.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2012 that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Our results of operations are sensitive to changes in the peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. As of December 31, 2012, Telecom Argentina and Personal have no financial debt outstanding. However, Núcleo’s debt obligations are denominated in guaraníes, Paraguay’s local currency and Telecom Argentina, Personal and Núcleo have commercial debt nominated in U.S. dollars.

Additionally the Company has cash and cash equivalents denominated in U.S. dollars (approximately 24% of total investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency.

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

(b)         Interest Rate Risk

As of December 31, 2012 the Company had no outstanding floating rate borrowings. Therefore, the Company is not currently exposed to significant cash flow fluctuations in this connection.

(c)          Sensitivity to Exchange Rates

We estimate, based on the composition of the statement of financial position as of December 31, 2012, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations in other foreign currencies against the Argentine peso, plus or minus, would result in a variation of approximately P$18 million of the consolidated amounts of foreign currency position. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

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

The depositary reimburses Telecom Argentina for certain expenses we incur in connection with the ADR program, subject to the agreement between us and the depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2012, the depositary reimbursed Telecom Argentina approximately US$243.0 thousand (gross amount of withholding tax) in connection with the ADR program.

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

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2012 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation and as set forth in its report dated February 27, 2013, and included in Item 18, Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2012. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2012 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

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

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

On May 3, 2012, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee for fiscal year 2012 and determined that Esteban Gabriel Macek qualifies as an Audit Committee financial expert. In conducting this evaluation, the Board took into account that Mr. Macek is an accountant from the Universidad de Buenos Aires (1982). He was a partner at Coopers & Lybrand/PriceWaterhouseCoopers until 2002, where he was an auditor and tax consultant. He assisted companies in the private (domestic and international) and public sector in tax matters related to company restructuring and business development. He participated in many professional training activities and attended graduate courses at the Universidad Austral and the West Ontario University Business School (Canada), among others. He was an accounting and law professor at the Universidad de Buenos Aires and at the Universidad Católica Argentina. He is Chairman of Fiduciaria Internacional Argentina S.A. He was a member of the Board of Directors and of the Supervisory Committee of several domestic corporations. He served as an alternate director of Telecom Argentina during 2007 and since 2008 he has been serving as a director of Telecom Argentina.

Based on Mr. Macek’s professional background and training, the Board of Directors of Telecom Argentina has determined for the year 2012 that he meets the criteria for an Audit Committee financial expert. Mr. Macek is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

The Board of Directors’ meeting appointing the Audit Committee members for year 2013 has not yet been held. As a result, the members of the Audit Committee appointed at the Board of Directors’ meeting of May 3, 2012 continue to hold their positions, except for Norberto C. Berner who resigned as member of the Board of Directors of Telecom Argentina on March 27, 2013, which resignation was accepted on April 8, 2013 by the Board of Directors. Therefore, he is no longer member of the Audit Committee. He was replaced as member of the Audit Committee by his alternate director Esteban Santa Cruz.

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

It is also encouraged that suppliers, contractors, advisers and consultants of the Telecom Group, accept the ethical principles of the Code.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2012 and 2011.

Services Rendered	2012	2011
Audit Fees (1)	8.7	7.0
Audit-Related Fees (2)	0.1	0.4
Tax Fees (3)	0.7	0.6
All Other Fees (4)	0.5	0.1
Total	10.0	8.1

(1)         Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2012 and 2011, limited reviews of interim financial statements presented during 2012 and 2011, SEC filing reviews and other attestation services.

(2)         Includes fees for permitted internal control advice.

(3)         Includes fees for permitted tax compliance and tax advisory services.

(4)         Includes fees for subscription to business publications and other permitted internal control advice.

Audit Committee Pre-Approval Policies and Procedures

On March 22, 2004, Telecom Argentina’s Board of Directors approved policies and procedures relating to the pre-approval of auditors’ services and other permitted services (collectively, “Pre-Approval Procedures”) for the engagement of any service provided by external auditors to Telecom Argentina and its subsidiaries. Telecom Argentina’s Board of Directors performed Pre-Approval Procedures until April 2004 (the date on which the Audit Committee came into effect), after which Pre-Approval Procedures were performed by the Audit Committee. Consequently, since that date, all auditors’ services were pre-approved by the Audit Committee.

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

The Pre-Approval Procedures also require pre-approval for the following services:

•                  Annual audit and quarterly reviews of Telecom Argentina’s financial statements: the Audit Committee is required to approve the terms for the engagement and remuneration of such services.

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

•                  Delegation: the Audit Committee may solely delegate the specific pre-approval of services with any of its members that qualify as an “Independent Director.” An Independent Director must immediately report to the Audit Committee after engaging any service by delegation. Under no circumstances may the authority to either approve or pre-approve services be delegated to Telecom Argentina’s Management.

•                  Disclosure of overall billed fees: external auditors shall include in their audit reports the information about the relationship between the overall fees paid in respect of Audit Services and of services other than audit services. In addition, the Audit Committee shall, on a yearly basis, prepare a report to the Board of Directors, which will be included in Form 20-F, providing a detailed account of all fees invoiced by external auditors to Telecom Argentina and to its subsidiaries, grouped into four categories, namely, audit fees, audit related fees, tax consultation fees and all other fees described in the first three bullet points above.

•                  Additional Requirements: the Audit Committee is required to adopt additional measures to fulfill its supervisory obligations related to external auditors’ duties, in order to ensure the independence from Telecom Argentina, such as the review of a formal written statement by the external auditors outlining all relations existing between them and Telecom Argentina, in accordance with Rule No. 1 of the Independence Standards Board, and discussions with the external auditors and the methods and procedures that have been designed to ensure their independence.

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

Not applicable.

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

•                  Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors and the Board of Directors of Telecom Argentina refrains from making such proposals. The right to nominate and appoint directors is vested in the shareholders who nominate and appoint regular and alternate directors at the Shareholders’ Meetings. On certain occasions, the Argentine Corporations Law delegates the right to designate directors to the Supervisory Committee.

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

According to the provisions of General Resolution No. 606/12 of the CNV, which replaced General Resolution No. 516/07 and is effective for fiscal years beginning on or after January 1, 2012, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV Public Offer Regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2012 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated February 27, 2013. Telecom Argentina’s Corporate Governance Reports submitted to the CNV according to General Resolution No. 516/07 and General Resolution No. 606/12 up to date can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, www.telecom.com.ar.

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                                         FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-66.

The following financial statements are filed as part of this Form 20-F:

ITEM 19.                                         EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2010 dated June 29, 2011).

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

12.1	Certification of Stefano De Angelis of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Stefano De Angelis and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Telecom Argentina S.A.

		By:	/s/ Adrián Calaza
			Name:	Adrián Calaza
			Title:	Chief Financial Officer

Date:	April 15, 2013

EXHIBIT INDEX

1.1	Estatutos (bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Telecom’s annual report on Form 20-F for 2010 dated June 29, 2011).

4.1	Deposit Agreement, dated November 8, 1994, as amended (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-86048)).

8.1	List of Subsidiaries.

12.1	Certification of Stefano De Angelis of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Stefano De Angelis and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$ : US dollar

$4.918 = US$1 as of December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position, the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing on page F2. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Buenos Aires, Argentina

February 27, 2013

PRICE WATERHOUSE & CO. S.R.L.

By	/s/Alejandro P. Frechou	(Partner)
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

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, Management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2012. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2012 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Franco Bertone	/s/ Adrián Calaza
Chief Executive Officer	Chief Financial Officer

Buenos Aires, Argentina

February 27, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	4	3,160	2,818
Investments	4	563	—
Trade receivables, net	5	2,181	1,790
Other receivables, net	6	449	306
Inventories, net	7	633	536
Total current assets		6,986	5,450
Non-Current Assets
Trade receivables, net	5	23	30
Deferred income tax asset	14	62	—
Other receivables, net	6	119	103
Investments	4	70	1
Property, plant and equipment, net	8	9,035	8,247
Intangible assets, net	9	1,514	1,488
Total non-current assets		10,823	9,869
TOTAL ASSETS		17,809	15,319
LIABILITIES
Current Liabilities
Trade payables	10	3.659	3,407
Deferred revenues	11	362	292
Financial debt	12	43	19
Salaries and social security payables	13	635	536
Income tax payables	14	458	605
Other taxes payables	15	552	457
Other liabilities	16	40	30
Provisions	17	134	173
Total current liabilities		5,883	5,519
Non-Current Liabilities
Trade payables	10	20	—
Deferred revenues	11	329	307
Financial debt	12	101	115
Salaries and social security payables	13	128	136
Deferred income tax liabilities	14	220	210
Income tax payables	14	12	13
Other liabilities	16	51	72
Provisions	17	907	782
Total non-current liabilities		1,768	1,635
TOTAL LIABILITIES		7,651	7,154
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)		9,959	8,021
Non-controlling interest		199	144
TOTAL EQUITY	19	10,158	8,165
TOTAL LIABILITIES AND EQUITY		17,809	15,319

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2012	2011	2010
Revenues	21	22,117	18,498	14,627
Other income	21	79	30	25
Total revenues and other income		22,196	18,528	14,652
Employee benefit expenses and severance payments	22	(3,269)	(2,609)	(1,978)
Interconnection costs and other telecommunication charges	22	(1,707)	(1,497)	(1,377)
Fees for services, maintenance, materials and supplies	22	(2,109)	(1,719)	(1,333)
Taxes and fees with the Regulatory Authority	22	(2,018)	(1,595)	(1,254)
Commissions	22	(1,949)	(1,515)	(1,155)
Cost of equipments and handsets	22	(2,043)	(1,640)	(1,197)
Advertising	22	(660)	(599)	(441)
Provisions	17	(153)	(225)	(130)
Bad debt expenses	5	(275)	(169)	(119)
Restructuring costs	22	(90)	—	—
Other operating expenses	22	(1,353)	(967)	(801)
Depreciation and amortization	22	(2,612)	(2,158)	(1,712)
Gain on disposal of property, plant and equipment	22	8	22	7
Operating income	23	3,966	3,857	3,162
Finance income	24	570	316	192
Finance expenses	24	(341)	(236)	(329)
Net income before income tax expense		4,195	3,937	3,025
Income tax expense	14	(1,463)	(1,395)	(1,076)
Net income for the year		2,732	2,542	1,949

Attributable to:
Telecom Argentina (Controlling Company)		2,685	2,513	1,935
Non-controlling interest		47	29	14
		2,732	2,542	1,949

Earnings per share attributable to Telecom Argentina (Controlling Company)
Basic and diluted	25	2.73	2.55	1.97

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2012	2011	2010

Net income for the year	2,732	2,542	1,949

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	91	27	18
Other components of the comprehensive income, net of tax	91	27	18

Total comprehensive income for the year	2,823	2,569	1,967

Attributable to:
Telecom Argentina (Controlling Company)	2,745	2,532	1,948
Non-controlling interest	78	37	19
	2,823	2,569	1,967

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Capital stock (1)	Inflation adjustment of capital stock	Total capital stock	Legal reserve	Voluntary reserve for future capital expenditures	Currency translation adjustment	Retained earnings	Total	Equity attributable to non-controlling interest	Total Equity

Balances as of January 1, 2010	984	2,688	3,672	—	—	14	1,823	5,509	88	5,597

Legal reserve (2)	—	—	—	360	—	—	(360)	—	—	—
Dividends (2)	—	—	—	—	—	—	(1,053)	(1,053)	—	(1,053)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	1,935	1,935	14	1,949
Other comprehensive income	—	—	—	—	—	13	—	13	5	18
Total Comprehensive Income	—	—	—	—	—	13	1,935	1,948	19	1,967

Balances as of December 31, 2010	984	2,688	3,672	360	—	27	2,345	6,404	107	6,511

Legal reserve (3)	—	—	—	91	—	—	(91)	—	—	—
Dividends (3)	—	—	—	—	—	—	(915)	(915)	—	(915)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	2,513	2,513	29	2,542
Other comprehensive income	—	—	—	—	—	19	—	19	8	27
Total Comprehensive Income	—	—	—	—	—	19	2,513	2,532	37	2,569

Balances as of December 31, 2011	984	2,688	3,672	451	—	46	3,852	8,021	144	8,165

Núcleo’s Dividends (4)	—	—	—	—	—	—	—	—	(23)	(23)
Legal reserve (5)	—	—	—	122	—	—	(122)	—	—	—
Voluntary reserve for future capital expenditures (5)	—	—	—	—	2,553	—	(2,553)	—	—	—
Dividends (5)	—	—	—	—	—	—	(807)	(807)	—	(807)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	2,685	2,685	47	2,732
Other comprehensive income	—	—	—	—	—	60	—	60	31	91
Total Comprehensive Income	—	—	—	—	—	60	2,685	2,745	78	2,823

Balances as of December 31, 2012	984	2,688	3,672	573	2,553	106	3,055	9,959	199	10,158

(1) As of December 31, 2012, 2011 and 2010, there were 984,380,978 shares issued and fully paid.

(2) As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010.

(3) As approved by the Ordinary Shareholders’ Meeting held on April 7, 2011.

(4) As approved by the Núcleo’s Ordinary Shareholders’ Meeting held on March 16, 2012.

(5) As approved by the Ordinary Shareholders’ Meeting held on April 27, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		2,732	2,542	1,949
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		297	187	136
Depreciation of property, plant and equipment	8	1,792	1,538	1,302
Amortization of intangible assets	9	820	620	410
Consumption of materials	8	125	104	92
Gain on disposal of property, plant and equipment	22	(8)	(22)	(7)
Provisions	17	235	341	191
Restructuring provision	17	54	—	—
Interest and other financial results		(104)	6	105
Income tax expense	14	1,463	1,395	1,076
Income tax paid	4.b	(1,647)	(1,316)	(1,007)
Net increase in assets	4.b	(925)	(732)	(765)
Net increase in liabilities	4.b	195	654	762
Total cash flows provided by operating activities		5,029	5,317	4,244
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(2,465)	(2,193)	(1,758)
Intangible asset acquisitions	4.b	(861)	(807)	(594)
Proceeds from the sale of property, plant and equipment		13	39	10
Investments not considered as cash and cash equivalents	4.b	(632)	20	15
Total cash flows used in investing activities		(3,945)	(2,941)	(2,327)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	47	—	133
Payment of debt	4.b	(63)	(36)	(836)
Payment of interest	4.b	(13)	(14)	(76)
Payment of cash dividends	4.b	(830)	(915)	(1,053)
Total cash flows used in financing activities		(859)	(965)	(1,832)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		117	31	18

INCREASE IN CASH AND CASH EQUIVALENTS		342	1,442	103
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	2,818	1,376	1,273
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	3,160	2,818	1,376

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

ARSAT: Argentine Satellite Solutions Corporation whose shares belong entirely to the Argentine state.

CNC (Comisión Nacional de Comunicaciones):  The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission

CNV (Comisión Nacional de Valores):  The Argentine National Securities Commission.

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

“Cuentas Claras”: Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas):  Argentine Federation of Professional Councils of Economic Sciences.

FFSU (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

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

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group:  Telecom Italia S.p.A. and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A. and Telecom Italia International, N.V.

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

VPP (Valor Patrimonial Proporcional): Equity method.

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

(ii)   Dormant entity at December 31, 2012, 2011 and 2010.

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

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)              Basis of preparation

These consolidated financial statements have been prepared in accordance with RT 26 as adopted by the CPCECABA, and as required by the CNV.

These consolidated financial statements are prepared in accordance with RT 26 for statutory purposes. The consolidated financial statements as of December 31, 2011 were prepared in accordance with FACPCE RT 6, 8, 9, 14, 16, 17, 18, 21 and 23, as adopted by the CPCECABA. However, as from January 1st, 2012, and in accordance with CNV framework, the Company must prepare its financial statements under IFRS as issued by the IASB (and as provided by RT 26). Notwithstanding, the Company had prepared the 2011 and 2010 Annual consolidated financial statements under IFRS as issued by the IASB which were included in their respective 20F, so the fiscal year 2012 is not the first IFRS adoption for the Company as provided by IAS 1.

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

The financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

Publication of these consolidated financial statements for the year ended December 31, 2012 was approved by resolution of the Board of Directors’ meeting held on February 27, 2013.

d)             Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Group is monitored by the Management, and, additionally, are in line with the usual presentation of expenses in the telecommunication industry;

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

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the Argentine Corporations Law or CNV regulations have been included in the accompanying consolidated financial statements.

Note 2 - Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the CNC. The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

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

(b) Licenses granted as of December 31, 2012

As of December 31, 2012, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•                  Local fixed telephony;

•                  Public telephony;

•                  Domestic and international long-distance telephony;

•                  Domestic and international point-to-point link services;

•                  Domestic and international telex services;

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

As of December 31, 2012, the Company’s subsidiaries have been granted the following licenses:

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

Radio electric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. The SC had postponed the auction of the spectrum and estimated that it would take place in May 2012.

On September 5, 2012, Personal was notified of SC Resolution No. 71/12, by which, as provided for in Article 10 of the List of Conditions, the auction approved by SC Resolution No. 57/11 was canceled for reasons of opportunity, merit and convenience of the Argentine Government.

On December 13, 2012, the PEN, through Decree No. 2,426/12, amended the Regulation on Management and Control Spectrum, incorporating paragraph 8.5 to Article 8 of that Regulation, establishing: “Notwithstanding the provisions of Article 8.1., the Regulatory Authority may assign frequencies directly to National Organizations, State Agencies and Entities majority-owned by the Argentine Government.”

Also, the mentioned Decree conferred to ARSAT the authorization for the use of the frequencies involved in the auction approved by Resolution SC No. 57/11.

The mentioned Decree also amended Article 8 of the Regulation for Telecommunications Services Licenses in force, incorporating the following provision: “Article 8 bis - Mobile Virtual Network Operator. Those interested in offering mobile services that not have radio spectrum frequencies assigned for the provision of these services must have the license for telecommunications services and the registration as Mobile Virtual Network Operator. Mobile services operators will be responsible for the services rendered to its customers, and are liable for the application of the respective sanction system. The Regulatory Authority may issue the application and interpretation acts that deems appropriate. ”

The same Decree instructs the SC to implement the appropriate measures in order to attribute the bands between 1,710-1,755 MHz; 2,110-2,155 MHz and 698-806 MHz exclusively for terrestrial mobile telecommunications services.

On December 13, 2012, the PEN, through Decree No. 2,427/12, declared of public interest the development, implementation and operation of the “Federal Wireless Network”, in charge of the Ministry of Federal Planning, Public Investment and Services, to be executed through ARSAT, under the National Telecommunications Plan “Argentina Conectada”, which provides the infrastructure necessary for this purpose, according to the general guidelines established in the Decree’s Annex.

In addition, by Article 2 of that Decree, the PEN instructed the Ministry of Federal Planning, Public Investment and Services, as major shareholder of ARSAT, to take the necessary corporate actions and decisions, that allow the execution of works and services required as a result of the implementation of the “Federal Wireless Network”.

Also, on December 21, 2012, the SC Resolution No. 222/09 was published in the Official Bulletin, which assigned ARSAT the telecommunication services license that authorizes the state company to provide any kind of telecommunication services with or without owned infrastructure. It also provided the authorization for the provision of value-added services, data transmission and transportation of audio and video signals.

By Resolution No. 9/13, published on February 7, 2013, the SC granted ARSAT the registration of Mobile Services and National and International Long Distance Services and the Provision of Telecommunication Facilities.

Personal Management continues evaluating the implications of SC Resolution No. 71/12 and Decree No. 2,426/12 in the Company, as well as the necessary actions which allow Personal to continue providing high quality standards mobile services.

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

•                  the Company’s bankruptcy.

If the license of the Company was revoked, Nortel must transfer its stake in the Company to the Regulatory Authority in trust for subsequent sale through public auction.

After the sale of the shares to a new management group, the Regulatory Authority may renew the license to the Company under terms to be determined.

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

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the obligation of service provision and habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having the Company fulfilled with all its obligations, as of the date of these consolidated financial statements, this long-distance service modality is not implemented.

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

On October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability, was formalized, resulting selected the company Telcordia Technologies Inc. together with his argentine partner Telmark S.A.

Personal and the other mobile service providers finalized the adjustments of their respective networks as well as developments and testing of the necessary information technology applications, implementing the NP during March 2012.

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

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented through the use of the FFSU resources. As of the date of these consolidated financial statements, the first auction of the “Internet for educational institutions” program has been conducted and the bidding of the “Internet for public libraries” program is being developed. Telecom Argentina was awarded and is finishing the last project facilities which will reach 1,540 schools involved and a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the action. As of the date of these consolidated financial statements, the auction is in pre-award stage.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/08. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program”. The resolution provided that telecommunications services providers would affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08.

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

As of the date of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,212 (unaudited). This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting approximately to $999 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of these consolidated financial statements, the resolution of this appeal is still pending.

On July 12, 2012, Telecom Argentina was notified of SC Resolutions No. 53 and 54/12 and on July 25, 2012, it was notified of SC Resolutions No. 59, 60, 61 and 62/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People” and the “Free Access to Special Emergency Services and Special Community Services”, provided by Telecom Argentina  did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

On August 21, 2012, the Company was notified of SC Resolutions No. 69 and 70/12, pursuant to which the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service ” provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

The Company’s Management, with the advice of its legal counsels, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $450 and are included in the credit balance mentioned in the third paragraph.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. The Company has filed a recourse refusing the CNC’s request on the grounds that various appeals against SC Resolutions are still pending. However, it cannot be assured that these issues will be favorably resolved at the administrative stage.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. As of the date of these consolidated financial statements, the project is still pending approval by the Regulatory Authority.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, do not constitute items that may be discounted from the amount of contributions to the SU pursuant to Article 3, last part, of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provides that certain amounts already deducted may be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative resource against the SC Resolution No. 50/12, requesting its nullity. As of the date of these consolidated financial statements, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under claim of those concepts in their monthly calculations.

The Management of Personal could not assure that this issue would be favorably resolved at the administrative stage.

(e) Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

On June 25, 2012, the CNC notified Telecom Argentina of an administrative complaint relating to an incident that took place on June 12, 2012, in an optic fiber link of Telecom Argentina, caused by a construction company for which Telecom Argentina is not liable, which affected the interurban and ADSL services in localities at the North Region of the country, also affecting the mobile communication services provided by Personal. Such services were quickly restored, after slightly more than two hours of labor, thanks to the networks’ redundancy. On the same date, within the same procedure, the CNC also notified Personal of an administrative complaint in connection with the problems affecting its mobile communication services.

Telecom Argentina and Personal filed their defense against such penalty procedures, exposing the arguments based on which such procedures should be left without effect. On October 11, 2012, the CNC notified Telecom Argentina and Personal that the procedures begun on June 25, 2012 were left without effect because the regulations on which the complaint was based (Article 10.1 of Annex I of Decree No. 764/00) were not applicable to Telecom Argentina nor to Personal. Nevertheless, the CNC filed a new complaint against both companies for the alleged non-compliance of the regulations provided in the List of Conditions of the Basic Telephone Service and the Mobile Telephone Service, respectively.

The Management of Telecom Argentina and Personal, with the advice of their legal counsels, believes that there are solid arguments to defend themselves against the new complaint. This incident is different from other cases reviewed by the CNC of network outages of other mobile operators occurred during the second quarter of 2012, so that any possible sanctions should not materially affect the financial and economic position of Telecom Argentina and Personal. Nevertheless, it cannot be assured that the new procedure will not result in administrative penalties that will make it necessary for Telecom Argentina and Personal to defend their rights at court.

(f) Assessment of Mobile Services: SC Resolution No. 45/12

On May 31, 2012, the SC issued Resolution No. 45/12 providing that the assessment time of calls originated in users of mobile services shall start from the moment in which the call’s recipient answers the phone in person or through a message box, until the moment in which the communication ends, and that any communications that are not answered by the recipient (either in person or through a message box) shall not be invoiced or charged in any way.

The assessment provided by Resolution No. 45 was successfully implemented by Personal as from October 11, 2012.

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

As of December 31, 2012, the Company has a net receivable of $62 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. As of December 31, 2012, the reserves corresponding to these regulatory duties amounted to $85.

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

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force.

Tax on deposits to and withdrawals from bank accounts charged to customers

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

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, the Company has recorded as “Non-current Other receivable” a total of $23.

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

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

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

As of the date of these financial statements, the Company continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

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

Note 3 — Significant accounting policies

a)             Going concern

The consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

d)             Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of December 31, 2012, 2011 and 2010.

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

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent and have been prepared in accordance with the same accounting policies.

e)              Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to the Company and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

The Company discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Company and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers which are realized in the ordinary course of business but are not the main business objective.

The Company’s principal sources of revenues are:

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

Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, reconnection revenues are higher than its associated direct expenses.

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

Revenue on construction contracts recognized in the years ended December 31, 2011 and 2010 amounted to $25, $14, respectively. No revenue on construction contracts was recorded for year 2012.

Revenue from international telecommunications services mainly includes voice and data services and international point-to-point leased circuits.

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

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), the Company and its subsidiaries recognize revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is assigned to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such assignation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which was used in the preparation of the present consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

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

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

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

Investments

Investments over 90 days maturity are recorded at amortized cost.

Argentine companies notes and government bonds (whereas, in both cases, the Company’s intention is to hold them until its maturity date) are measured at amortized costs.

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

For additional information about derivatives operations during 2012 and 2011, see Note 20. As of December 31, 2012 all NDF contracts were cancelled.

g)             Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for a minimum non-cancelable period. For the estimation of the net realizable value in these cases the Company considers the estimated selling price less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

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

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

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

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the consolidated income statement.

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

• PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 120 months. These licenses were successively renewed for a period of 5years, estimating the finalization of its amortization during year 2017.

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

j)                Leases

Finance leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. The Company recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of December 31, 2012 the Telecom Group holds finance leases which represent current liabilities in the amount of $21 and non-current commercial liabilities of $20. A summary by major class of fixed assets covered by finance leases as of December 31, 2012 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	53	3 years	3 years
Accumulated depreciation	(9)
Net value	44

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2022. Rental expense is included under Other operating expenses item line in the consolidated income statements.

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

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company as of December 31, 2012 and 2011 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

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

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2012	2011	2010
Discount rate (1)	4.1 – 13.1%	5.6 – 12.1%	1.2 – 7.4%
Projected increase rate in compensation (2)	15.0 – 25.2%	15.0 – 25.7%	15.3 – 22.0%

(1) Represents estimates of real rate of interest rather than nominal rate in $.

(2) In line with an estimated inflationary environment for the next three financial years.

Additional information on pension benefits is provided in Note 16.

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

m)         Deferred revenues

Deferred revenues include:

•                 Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.e. Revenues — Fixed telecommunication services and products.

•                 Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues — Fixed telecommunication services and products and Mobile telecommunication services and products.

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

•                 Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” item line in the Fixed services segment.

n)             Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits and restructuring indemnities. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

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

Restructuring debt represent the indemnities that are payable for the layoffs related to the restructuring plan that the Telecom Group has begun by the end of 2012. Further information on the restructuring plan is provided in Note 17 to the consolidated financial statements.

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

The principal taxes that represent an expense for the Company are the following:

• Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the period comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. The Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow to Personal in the form of dividends.

The statutory income tax rate in Uruguay was 25% for all years presented.

The statutory income tax rate in the United States was 39.50%, 39.50% and 36.50% for the years ended December 31, 2012, 2011 and 2010, respectively.

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 4.7%, 4.4% and 4.5% for the years ended December 31, 2012, 2011 and 2010, respectively.

• Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.d). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. The Company has the right to transfer this tax to its customers but this is not always possible. Such incremental cost is included in the item line “Cost of equipments and handsets”.

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

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)             Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

r)              Finance income and expenses

Finance income and expenses include:

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

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

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

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables and payables is an annual rate in pesos ranging between 19% and 28% for years 2012 and 2010. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long term receivables denominated in U.S. dollars during 2012 and 2011.

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

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by the Company.

IFRS 10 (Consolidated Financial Statements)

In May 2011 the IASB published IFRS 10 which supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

The application of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

IFRS 12 (Disclosure of Interests in Other Entities)

In May 2011 the IASB issued IFRS 12 “Disclosure of Interest in Other Entities”, a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

The IFRS is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

As a result of the adoption of IFRS 12 since January 1, 2013 additional disclosure regarding summarized financial information about each subsidiary could be required if its noncontrolling interest is material to the Company.

IFRS 13 (Fair value measurement)

In May 2011 the IASB issued IFRS 13 “Fair Value Measurement”. This standard contains guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting as a general rule, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

IAS 19 revised (Employee benefits)

In June 2011 the IASB issued IAS 19 revised. The amendments make important improvements regarding the  recognition of the actuarial gains and losses, the presentation of changes in assets and liabilities arising from defined benefit plans(requiring to be presented in OCI), and further disclosure requirements for defined benefit plans.

IAS 19 revised is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

Amendments to IAS 1 (Presentation requirements for Other Comprehensive Income)

In June 2011 the IASB issued amendments to IAS 1. The amendments require companies to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

These amendments are effective for financial years beginning on or after July 1, 2012. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

Amendments to IAS 32 (Requirements for offsetting financial instruments)

In December 2011 the IASB issued amendments to IAS 32.

The amendments clarify the meaning of currently has a legally enforceable right of set-off and also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous.

These amendments are effective for financial years beginning on or after January 1, 2014 and are required to be applied retrospectively. Early application is permitted. The Company is currently analyzing the impact that the adoption of these amendments will have on the Company’s financial position and results of operations.

Amendments to IFRS 7 (Offsetting financial assets and financial liabilities)

In December 2011 the IASB issued amendments to IFRS 7. These amendments require disclosure to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position.

These amendments are effective for financial years beginning on or after January 1, 2013. The required disclosures should be provided retrospectively.

The Company is currently analyzing the impact that the adoption of these amendments will have on the Company’s financial position and results of operations.

Annual improvements to IFRSs (2009-2011 cycle)

In May 2012 the IASB published the Annual improvements to IFRS (2009-2011 cycle), which introduce amendments to IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34. These amendments introduce clarifications in all cases that the IASB considered necessary as there was diversity and confusion in the application of certain requirements, but not substantially modify the respective standards. The adoption of these amendments will have no significant impact on the Company’s financial position or results of operations.

The amendments are effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27)

The IASB issued an amendment to IFRS 10 Consolidated Financial Statements, which provides an exception to consolidation for entities that meet the definition of an investment entity. This exception requires that these entities do not consolidate its subsidiaries in the Consolidated Financial Statements, those investments must be measured at fair value. Additionally, amendments to exposure requirements of IFRS 12 and IAS 27 were made for such entities.

These amendments are effective for financial years beginning on or after January 1, 2014. Earlier application is permitted. The adoption of these amendments will have no significant impact on the Company’s consolidated financial position or results of operations.

Note 4 – Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)             Cash and cash equivalents and Investments

Cash and cash equivalents consist of the following:

	As of December 31,
Cash and cash equivalents	2012	2011
Cash	12	8
Banks	120	94
Time deposits	2,624	2,707
Mutual funds	404	9
Total cash and cash equivalents	3,160	2,818

Investments consist of the following:

	As of December 31,
Current investments	2012	2011
Investments over 90 days maturity	540	—
Argentine companies notes	1	—
Loan to Nortel (Note 27.b)	2	—
Government bonds	20	—
Total current investments	563	—

	As of December 31,
Non-current investments	2012	2011
Argentine companies notes	69	—
2003 Telecommunications Fund	1	1
Total non-current investments	70	1

b)             Additional information on the consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts (in the consolidated statements of financial position, bank overdrafts are included in current loans).

	As of December 31,
	2012	2011	2010	2009
Cash and cash equivalents	3,160	2,818	1,385	1,273
Bank overdrafts	—	—	(9)	—
Total cash and cash equivalents at year-end	3,160	2,818	1,376	1,273

•      Changes in assets/liabilities components:

	Years ended December 31,
	2012	2011	2010
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	—	3	1
Trade receivables, net	(654)	(534)	(405)
Other receivables, net	(163)	(108)	(125)
Inventories, net	(108)	(93)	(236)
	(925)	(732)	(765)
Net (decrease) increase in liabilities
Trade payables	169	293	441
Deferred revenues	90	178	37
Salaries and social security payables	8	172	118
Other taxes payables	84	38	193
Other liabilities	(35)	29	9
Provisions	(121)	(56)	(36)
	195	654	762

Income tax paid consists of the following:

	Years ended December 31,
	2012	2011	2010
Income tax returns	(389)	(529)	(451)
Payments in advance	(1,168)	(703)	(494)
Other payments	(90)	(84)	(62)
Total payments of income tax	(1,647)	(1,316)	(1,007)

•      Main non-cash operating transactions:

	Years ended December 31,
	2012	2011	2010
VAT offset with income tax payments	23	—	—
Compensation Fund contribution reclassified between:
Provisions and other receivables and salaries and social security contributions	39	—	—
Provisions and other liabilities	27	—	—
SAC acquisitions offset with trade receivables	161	95	57
SU receivables offset with taxes payable	—	112	—
Government bonds received in exchange for trade receivables	—	—	2

•      Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2012	2011	2010
Fixed assets additions (Note 8)	(2,574)	(2,485)	(1,962)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,223)	(1,065)	(924)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,317	1,351	1,124
Mobile handsets lent to customers at no cost (i)	15	6	4
	(2,465)	(2,193)	(1,758)

(i)            Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2012	2011	2010
Intangible assets acquisitions (Note 9)	(842)	(874)	(572)
Plus:
Payments of trade payables originated in prior years acquisitions	(92)	(105)	(127)
Trade receivables offset	(161)	(95)	(57)
Less:
Acquisition of intangible assets through incurrence of trade payables	234	267	162
	(861)	(807)	(594)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2012	2011	2010
Loan to Nortel	(2)	—	15
Investments over 90 days maturity	(540)	20	—
Argentine companies notes	(70)	—	—
Government bonds	(20)	—	—
	(632)	20	15

•      Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2012	2011	2010
Debt proceeds — Núcleo	47	—	133
Total financial debt proceeds	47	—	133
Payment of Notes — Personal and Telecom Argentina	—	—	(683)
Purchase of Notes — Personal and Telecom Argentina	—	—	(35)
Payment of bank loans — Núcleo	(63)	(36)	(118)
Total payment of debt	(63)	(36)	(836)
Payment of interest on Notes — Personal and Telecom Argentina	—	—	(63)
Payment of interest on bank loans — Núcleo	(13)	(14)	(13)
Total payment of interest	(13)	(14)	(76)

Company’s Dividends Distribution

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 peso per share of Telecom Argentina), which was paid on May 10, 2012.

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 peso per share of Telecom Argentina), which was paid on April 19, 2011.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 (equivalent to $1.07 per share) which was paid in two installments in May and December.

Núcleo’s Dividends Distribution

The Núcleo’s Annual General Ordinary Shareholders’ Meeting held on March 16, 2012 approved the following cash dividends distribution to its shareholders:

Dividends payment date	Dividends belonging to Personal	Dividends belonging to non-controlling shareholders’	Total
April 2012	28	12	40
October 2012	21	11	32
Total	49	23	72

Note 5 — Trade receivables, net

Trade receivables, net consist of the following:

	As of December 31,
	2012	2011
Current trade receivables, net
Fixed services	853	725
Personal mobile services	1,469	1,199
Núcleo mobile services	61	36
Subtotal	2,383	1,960
Allowance for doubtful accounts	(202)	(170)
	2,181	1,790
Non-current trade receivables, net
Fixed services	23	30
	23	30
Total trade receivables, net	2,204	1,820

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2012	2011
Current allowance for doubtful accounts
At the beginning of the fiscal year	(170)	(151)
Additions — Bad debt expenses	(275)	(169)
Uses	243	152
Currency translation adjustments	—	(2)
As of December 31,	(202)	(170)

Note 6 — Other receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2012	2011
Current other receivables, net
Prepaid expenses	206	164
Receivable for suppliers indemnities	61	—
Tax credits	54	56
Restricted funds	13	23
Compensation Fund	19	—
Related parties (Note 27.b)	—	1
Other	111	74
Subtotal	464	318
Allowance for doubtful accounts	(15)	(12)
	449	306
Non-current other receivables, net
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and h)	85	90
Restricted funds	22	23
Tax credits	17	17
Prepaid expenses	86	68
Credit on minimum presumed income tax	4	5
Other	7	7
Subtotal	221	210
Allowance for regulatory matters (Note 2 g. and h)	(85)	(90)
Allowance for doubtful accounts	(17)	(17)
	119	103
Total other receivables, net	568	409

Movements in the allowances are as follows:

	Years ended December 31,
	2012	2011
Non-current allowance for regulatory matters
At the beginning of the year	(90)	(90)
Uses	5	—
As of December 31,	(85)	(90)

	Years ended December 31,
	2012	2011
Current allowance for doubtful accounts
At the beginning of the year	(12)	(13)
Additions	(3)	—
Reversals	—	1
As of December 31,	(15)	(12)
Non-current allowance for doubtful accounts
At the beginning of the year	(17)	(17)
Additions	(1)	—
Uses	1	—
As of December 31,	(17)	(17)

Note 7 — Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2012	2011
Mobile handsets and equipment	626	536
Fixed telephones and equipment	15	19
Subtotal	641	555
Allowance for obsolescence of inventories	(8)	(19)
	633	536

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2012	2011
Allowance for obsolescence of inventories
At the beginning of the year	(19)	(23)
Additions — Fees for services, maintenance and materials	(14)	(11)
Uses	25	15
As of December 31,	(8)	(19)

Note 8 — Property, plant and equipment, net

PP&E consist of the following:

	As of December 31,
	2012	2011
Land, buildings and installations	900	873
Computer equipment and software	1,196	1,162
Switching and transmission equipment (i)	2,273	2,163
Mobile network access and external wiring	2,531	2,209
Construction in progress	1,534	1,420
Other tangible assets	335	195
Subtotal	8,769	8,022
Materials	280	240
Valuation allowance for materials	(14)	(15)
	9,035	8,247

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment and equipment lent to customers at no cost.

Movements in Materials are as follows:

	As of December 31,
	2012	2011
At the beginning of the year	240	176
Plus:
Purchases	368	398
Less:
Transfers to PP&E	(209)	(231)
Decreases	(125)	(104)
Currency translation adjustments	6	1
As of December 31,	280	240

Movements in the valuation allowance for materials are as follows:

	As of December 31,
	2012	2011
Write-off of materials
At the beginning of the year	(15)	(22)
Additions — Fees for services, maintenance and materials	(5)	(7)
Reversals — Fees for services, maintenance and materials	—	2
Uses	6	12
As of December 31,	(14)	(15)

Details on the nature and movements during the years ended December 31, 2012 and 2011 are as follows:

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments (*)	Transfers and reclassifications	Decreases	Gross value as of December 31, 2012
Land	137	—	(3)	3	—	137
Building	1,582	1	20	34	—	1,637
Tower and pole	548	—	50	67	—	665
Transmission equipment	5,167	13	(196)	198	(1)	5,181
Mobile network access	2,359	1	120	181	(1)	2,660
Switching equipment	5,156	1	169	311	(1)	5,636
Power equipment	880	—	(5)	82	—	957
External wiring	6,975	—	—	483	(8)	7,450
Computer equipment	5,291	18	344	576	(5)	6,224
Telephony equipment and instruments	943	—	(194)	14	—	763
Equipment lent to customers at no cost	101	69	—	—	(19)	151
Handsets lent to customers at no cost	199	15	68	—	—	282
Vehicles	191	40	—	1	(9)	223
Furniture	108	1	(3)	15	—	121
Installations	503	—	(18)	63	—	548
Improvements in third parties buildings	174	4	39	77	—	294
Special projects	7	—	—	41	—	48
Construction in progress	1,420	2,239	16	(2,141)	—	1,534
Asset retirement obligations	47	8	2	—	—	57
Total	31,788	2,410	409	5	(44)	34,568

	Accumulated depreciation as of December 31, 2011	Depreciation	Currency translation adjustments (*)	Decreases and transfers	Accumulated depreciation as of December 31, 2012	Net carrying value as of December 31, 2012
Land	—	—	—	—	—	137
Building	(985)	(29)	(15)	—	(1,029)	608
Tower and pole	(364)	(24)	(3)	—	(391)	274
Transmission equipment	(4,280)	(198)	99	1	(4,378)	803
Mobile network access	(1,681)	(211)	(24)	1	(1,915)	745
Switching equipment	(4,333)	(289)	(163)	1	(4,784)	852
Power equipment	(656)	(39)	22	—	(673)	284
External wiring	(5,444)	(228)	—	8	(5,664)	1,786
Computer equipment	(4,129)	(603)	(300)	4	(5,028)	1,196
Telephony equipment and instruments	(908)	(10)	180	—	(738)	25
Equipment lent to customers at no cost	(56)	(54)	—	19	(91)	60
Handsets lent to customers at no cost	(190)	(10)	(69)	—	(269)	13
Vehicles	(128)	(18)	(1)	9	(138)	85
Furniture	(88)	(5)	3	—	(90)	31
Installations	(364)	(37)	8	—	(393)	155
Improvements in third parties buildings	(129)	(30)	(18)	—	(177)	117
Special projects	(3)	(4)	—	—	(7)	41
Construction in progress	—	—	—	—	—	1,534
Asset retirement obligations	(28)	(3)	(3)	—	(34)	23
Total	(23,766)	(1,792)	(284)	43	(25,799)	8,769

(*) Includes certain reclassifications between items.

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2011
Land	136	—	1	6	(6)	137
Building	1,579	—	—	17	(14)	1,582
Tower and pole	483	—	5	60	—	548
Transmission equipment	4,898	28	40	201	—	5,167
Mobile network access	2,078	—	11	270	—	2,359
Switching equipment	4,878	—	13	269	(4)	5,156
Power equipment	808	—	8	64	—	880
External wiring	6,638	—	—	355	(18)	6,975
Computer equipment	4,726	4	36	533	(8)	5,291
Telephony equipment and instruments	916	—	23	4	—	943
Equipment lent to customers at no cost	60	55	—	—	(14)	101
Handsets lent to customers at no cost	168	6	25	—	—	199
Vehicles	179	24	1	(6)	(7)	191
Furniture	95	1	2	10	—	108
Installations	439	—	5	59	—	503
Improvements in third parties buildings	154	—	—	21	(1)	174
Special projects	3	—	—	4	—	7
Construction in progress	1,081	2,188	18	(1,867)	—	1,420
Asset retirement obligations	35	12	—	—	—	47
Total	29,354	2,318	188	—	(72)	31,788

	Accumulated depreciation as of December 31, 2010	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2011	Net carrying value as of December 31, 2011
Land	—	—	—	—	—	137
Building	(964)	(24)	—	3	(985)	597
Tower and pole	(338)	(21)	(5)	—	(364)	184
Transmission equipment	(4,054)	(192)	(34)	—	(4,280)	887
Mobile network access	(1,488)	(182)	(11)	—	(1,681)	678
Switching equipment	(4,104)	(231)	(2)	4	(4,333)	823
Power equipment	(615)	(33)	(8)	—	(656)	224
External wiring	(5,263)	(200)	—	19	(5,444)	1,531
Computer equipment	(3,591)	(516)	(30)	8	(4,129)	1,162
Telephony equipment and instruments	(872)	(14)	(22)	—	(908)	35
Equipment lent to customers at no cost	(28)	(42)	—	14	(56)	45
Handsets lent to customers at no cost	(160)	(9)	(21)	—	(190)	9
Vehicles	(118)	(16)	(1)	7	(128)	63
Furniture	(82)	(4)	(2)	—	(88)	20
Installations	(329)	(31)	(4)	—	(364)	139
Improvements in third parties buildings	(110)	(19)	—	—	(129)	45
Special projects	(1)	(2)	—	—	(3)	4
Construction in progress	—	—	—	—	—	1,420
Asset retirement obligations	(26)	(2)	—	—	(28)	19
Total	(22,143)	(1,538)	(140)	55	(23,766)	8,022

Note 9 — Intangible assets, net

Intangible assets consist of the following:

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2012
SAC	1,017	821	17	(577)	1,278
Service connection or habilitation costs	230	21	—	(31)	220
PCS license (Argentina)	658	—	—	—	658
PCS and Band B and Internet licenses (Paraguay)	320	—	75	—	395
Rights of use	350	—	1	—	351
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	464		25	—	489
Total	3,082	842	118	(608)	3,434

	Accumulated depreciation as of December 31, 2011	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2012	Net carrying value as of December 31, 2012
SAC	(488)	(769)	(12)	577	(692)	586
Service connection or habilitation costs	(129)	(28)	—	31	(126)	94
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B and Internet licenses (Paraguay)	(318)	—	(77)	—	(395)	—
Rights of use	(102)	(22)	—	—	(124)	227
Exclusivity agreements	(23)	(1)	—	—	(24)	17
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(464)	—	(25)	—	(489)	—
Total	(1,594)	(820)	(114)	608	(1,920)	1,514

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2011
SAC	895	746	—	(624)	1,017
Service connection or habilitation costs	258	22	—	(50)	230
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	298	1	21	—	320
Rights of use	244	105	1	—	350
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	461	—	3	—	464
Debt issue costs	10	—	—	(10)	—
Total	2,867	874	25	(684)	3,082

	Accumulated depreciation as of December 31, 2010	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2011	Net carrying value as of December 31, 2011
SAC	(536)	(576)	—	624	(488)	529
Service connection or habilitation costs	(153)	(26)	—	50	(129)	101
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(297)	—	(21)	—	(318)	2
Rights of use	(87)	(15)	—	—	(102)	248
Exclusivity agreements	(20)	(3)	—	—	(23)	18
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(461)	—	(3)	—	(464)	—
Debt issue costs	(10)	—	—	10	—	—
Total	(1,634)	(620)	(24)	684	(1,594)	1,488

Note 10 — Trade payables

Trade payables consist of the following:

	As of December 31,
	2012	2011
Current trade payables
PP&E suppliers	1,427	1,476
Other assets and services suppliers	1,607	1,254
Inventory suppliers	584	643
Agent commissions	30	23
SU reimbursement	11	11
	3,659	3,407
Non-current trade payables
PP&E suppliers	20	—
	20	—
Total trade payables	3,679	3,407

Note 11 — Deferred revenues

Deferred revenues consist of the following:

	As of December 31,
	2012	2011
Current deferred revenues
Deferred revenue on prepaid calling cards	270	228
Deferred revenue on connection fees	30	27
Deferred revenue on sale of capacity and related services	34	22
Deferred revenue on customer loyalty programs	26	13
Deferred revenue from CONATEL	2	2
	362	292
Non-current deferred revenues
Deferred revenue on sale of capacity and related services	217	208
Deferred revenue on connection fees	64	73
Deferred revenue on customer loyalty programs	39	18
Deferred revenue from CONATEL	9	8
	329	307
Total deferred revenues	691	599

Note 12 — Financial Debt

Financial debt (which fully belongs to Núcleo) consists of the following:

	As of December 31,
	2012	2011
Current financial debt
Bank loans	40	17
Accrued interest	3	2
	43	19
Non-current financial debt
Bank loans	101	115
	101	115
Total loans	144	134

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2012:

Principal nominal value (in millions of	Amortization	Book value (in millions of $)
Guaraníes)	term	Current	Non-current
46,000	4 years	2	50
32,000	2.6 years	11	26
34,000	1.6 years	14	25
11,750	7 months	13	—
123,750		40	101

The weighted average annual rate of these loans is 10.2% in Guaraníes and the weighted average amortization term of these loans is approximately 2 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. As of the date of these financial statements, Telecom Argentina is preparing the documentation required by the CNV to approve this program.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

Note 13 — Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions, termination benefits and restructuring indemnities.

As of December 31, 2012, the total number of employees was 16,808 (includes 3 temporary employees), of which approximately 77% were unionized. All Management and senior positions are held by non-unionized employees.

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

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2012	2011
Current
Vacation and bonuses	391	359
Social security payables	144	113
Termination benefits	60	64
Restructuring debt	14	—
Compensation Fund debt	26	—
	635	536
Non-current
Termination benefits	128	136
	128	136
Total salaries and social security payables	763	672

Compensation for the Key Managers for the years ended December 31, 2012, 2011 and 2010 is shown in Note 27.e).

Note 14 — Income tax payables and deferred income tax

Income tax asset and liability, net as of December 31, 2012 and 2011 consist of the following:

	As of December 31, 2012					As of
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2011

Income tax payables	304	1,184	30	2	1.520	1,425
Payments in advance of income taxes	(247)	(803)	(14)	(1)	(1,065)	(823)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3
Current income tax liability, net	60	381	16	1	458	605

Non-current deferred income tax liabilities/(asset)	(54)	220	(8)	—	158	210
Law No. 26,476 Tax Regularization Regime	12	—	—	—	12	13
Non-current Income tax liability /(asset), net	(42)	220	(8)	—	170	223

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2012					As of December 31, 2011
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	Argentina	Abroad
Tax loss carryforwards	—	(1)	—	—	(1)	(1)	(1)
Allowance for doubtful accounts	(40)	(54)	(2)	—	(96)	(70)	(1)
Provisions	(248)	(120)	—	—	(368)	(344)	—
Inventory	—	(19)	—	—	(19)	(14)	—
Termination benefits	(63)	—	—	—	(63)	(66)	—
Deferred revenues on connection fees	—	—	—	—	—	(50)	—
Other deferred tax assets, net	(108)	(3)	(11)	—	(122)	(34)	—
Total deferred tax assets	(459)	(197)	(13)	—	(669)	(579)	(2)
PP&E and intangible assets	405	348	—	—	753	740	2
Other deferred tax liabilities	—	45	5	—	50	28	—
Total deferred tax liabilities	405	393	5	—	803	768	2
Subtotal net deferred tax liabilities/(assets)	(54)	196	(8)	—	134	189	—
Valuation allowance	—	24	—	—	24	20	1
Net deferred tax liabilities/(assets)	(54)	220	(8)	—	158	209	1

Income tax expense for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	Year ended December 31, 2012
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(310)	(1,187)	(23)	(2)	(1,522)
Deferred tax benefit	38	20	3	1	62
Valuation allowance	—	(3)	—	—	(3)
Income tax expense	(272)	(1,170)	(20)	(1)	(1,463)

	Year ended December 31, 2011
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(379)	(1,039)	(16)	—	(1,434)
Deferred tax benefit (expense)	101	(59)	2	—	44
Valuation allowance	—	(5)	—	—	(5)
Income tax expense	(278)	(1,103)	(14)	—	(1,395)

	Year ended December 31, 2010
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(408)	(655)	(4)	—	(1,067)
Deferred tax benefit (expense)	78	(79)	(6)	1	(6)
Valuation allowance	—	(3)	—	—	(3)
Income tax expense	(330)	(737)	(10)	1	(1,076)

Income tax expense for the years ended December 31, 2012, 2011 and 2010 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2012	2011	2010
Pre-tax income	4,195	3,937	3,025
Non taxable items	(25)	17	42
Subtotal	4,170	3,954	3,067
Weighted statutory income tax rate (*)	34.9%	34.7%	34.4%
Income tax expense at weighted statutory tax rate	(1,456)	(1,373)	(1,054)
Other changes in tax assets and liabilities	(4)	(17)	(19)
Changes in valuation allowance	(3)	(5)	(3)
	(1,463)	(1,395)	(1,076)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 39.5%, 39.5% and 36.5%, respectively.

Note 15 — Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2012	2011
Current
VAT, net	180	129
Tax on SU (Note 2.d)	88	85
Tax withholdings	91	85
Internal taxes	55	50
Turnover tax	54	40
Regulatory fees	48	40
Municipal taxes	17	13
Retention Decree No.583/10 ENARD	9	8
Other	10	7
	552	457

Note 16 — Other liabilities

Other liabilities consist of the following:

	As of December 31,
	2012	2011
Current
Legal fees	12	—
Guarantees received	7	8
Other	21	22
	40	30
Non-current
Suppliers guarantees on third parties claims	12	34
Pension benefits	38	23
Legal fees	—	11
Other	1	4
	51	72
Total other liabilities	91	102

Movements in the pension benefits are as follows:

	As of December 31,
	2012	2011
At the beginning of the year	23	22
Service cost (*)	5	2
Interest cost (*)	11	5
Actuarial gain (*)	(1)	(6)
As of December 31,	38	23

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

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2012, the Company has established provisions in an aggregate amount of $1,126 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,041 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2011, these restricted funds totaled $35 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances					Balances						Balances
	as of					as of				Uses		as of
	December	Additions (recoveries)				December	Additions (recoveries)			Debt		December
	31, 2010	Capital	Interest (i)	Reclassifications	Uses	31, 2011	Capital	Interest (i)	Reclassifications	recognition	Payments	31, 2012
Current
Provision for civil and commercial proceedings	25	—	—	1	(10)	16	—	—	24	—	(7)	33
Provision for labor claims	38	—	—	135	(45)	128	—	—	54	(57)	(93)	32
Restructuring	—	—	—	—	—	—	(ii) 54	—	—	—	—	54
Provision for regulatory, tax and other matters claims	1	—	—	29	(1)	29	—	—	31	(24)	(21)	15
Total current provisions	64	—	—	165	(56)	173	54	—	109	(81)	(121)	134
Non-current
Provision for civil and commercial proceedings	87	13	16	1	—	117	33	19	(24)	—	—	145
Provision for labor claims	155	128	71	(134)	—	220	60	39	(54)	(10)	—	255
Provision for regulatory, tax and other matters claims	295	84	24	(19)	—	384	60	19	(31)	—	—	432
Asset retirement obligations	44	12	5	—	—	61	9	5	—	—	—	75
Total non-current provisions	581	(iv) 237	116	(152)	—	782	(iii) 162	82	(109)	(10)	—	907

Total provisions	645	237	116	(v) 13	(56)	955	216	82	—	(91)	(121)	1,041

(i)              Charged to finance costs.

(ii)           Charged to restructuring costs.

(iii)        Charged 153 to Provisions, 8 to PP&E capex and 1 to currency translation adjustments.

(iv)         Charged 225 to Provisions and 12 to PP&E capex.

(v)            Includes a reclassification of 13 from current liabilities.

Restructuring Plan

In the last quarter of 2012 the Company’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 members of middle and upper management with a total estimated cost of $90. As of December 31, 2012, 45 dismissals has been made effective, 40 employees of Telecom Argentina and 5 employees of Personal, for a total amount of $36, of which $14 were still pending of payment . Such amount is disclosed in Salaries and Social Security payables. The remaining $54 has been accrued as the requirements of IAS 37 paragraphs 70-83 have been accomplished. The remaining dismissals will be realized during the first quarter of 2013.

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

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought — relying on arguments made by each case’s respective prosecutors — pointing that such rule was valid and constitutional. However, in August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

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

As of December 31, 2012, the management of the Company, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

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

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2012, the Management of the Company, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

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

•                  “Consumidores Financieros Asociación Civil para su defensa” demand

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

•                  Lawsuit against Personal on changes in services prices

In June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008 - May 2011. The remedy requested in the lawsuit is that certain clients —those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal was evaluating the possible amounts involved. The Management of Personal considered that it had adequately disclosed and given publicity of the changes in contractual conditions, and therefore believed that this complaint should not be successful.

On September 5, 2012 the Court considered as formally answered by Personal the lawsuit filed by the Consumers Association “Proconsumer”. Before continuing with the trial, the Court will have to make a decision on some preliminary defenses presented by Personal (incompetence and lack of legitimacy of the claimant).

While Management of Personal considers that there are solid arguments for the favorable resolution of this lawsuit, in case it was resolved unfavorably, it would not have a significant impact on the financial position and results of Personal.

Note 18 — Commitments

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $2,600 as of December 31, 2012 (of which $971 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) and d) below.

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

These indemnities granted by Telecom Argentina have time as well as economic limits, which as of December 31, 2012 were accomplished.

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

(d) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay. The total investment was approximately of $17, of which $11 would be subsidized by CONATEL.

As of the date of these financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $10 related to this bidding, while $1 is still pending.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 (of which $5 would be subsidized by the CONATEL). As of the date of these financial statements, the work is finished. The CONATEL has disbursed approximately $1 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2012 amounted to $11 and were included under “Deferred revenues” item line, corresponding $2 and $9 to current and non-current deferred revenues, respectively.

Note 19 — Equity

Equity includes:

	As of December 31,
	2012	2011
Equity attributable to Telecom Argentina (Controlling Company)	9,959	8,021
Equity attributable to non-controlling interest	199	144
Total equity (*)	10,158	8,165

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

At December 31, 2012, all the shares are fully paid. Common shareholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only 440,920,997 of Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares and 36,832,408 Class “B” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Share ownership program

In 1992, a Decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

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

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,222,553 Class “C” shares have already been converted into Class “B” shares in 5 tranches. As of the date of these consolidated financial statements, 370,721 Class “C” shares are still pending to be converted into Class “B” shares.

(c) New Capital Market Act - Law No. 26,831

As of December 31, 2012, Article 24 of Decree No. 677/01 was in force, which provided that the filers could be excluded from the Obligatory Acquisition Publicly-Listed Regime by resolution of its Ordinary Shareholders’ Meeting and the inclusion of such resolution in its Bylaws. So did Telecom Argentina through its Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2003.

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. — Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application. ”

Note 20 — Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2012 and 2011, in accordance with the categories established by IFRS 9, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

		Fair value
As of December 31, 2012	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,756	404	—	3,160
Investments	632	1	—	633
Trade receivables, net	2,204	—	—	2,204
Other receivables, net (2)	174	—	—	174
Total	5,766	405	—	6,171

Liabilities
Trade payables	3,679	—	—	3,679
Loans	144	—	—	144
Salaries and social security payables	763	—	—	763
Other liabilities (2)	53	—	—	53
Total	4,639	—	—	4,639

		Fair value
As of December 31, 2011	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,809	9	—	2,818
Investments	—	1	—	1
Trade receivables, net	1,820	—	—	1,820
Other receivables, net (2)	77	—	—	77
Total	4,706	10	—	4,716

Liabilities
Trade payables	3,407	—	—	3,407
Loans	134	—	—	134
Salaries and social security payables	672	—	—	672
Other liabilities (2)	77	—	—	77
Total	4,290	—	—	4,290

(1) Includes $132 and $102 as of December 31, 2012 and 2011, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category — Year 2012

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	553	391
Financial liabilities at amortized cost	(255)	(49)
Financial assets at fair value through profit or loss	17	—
Financial liabilities at fair value through profit or loss	(2)	—
Total	313	342

Gains and losses by category — Year 2011

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	308	236
Financial liabilities at amortized cost	(119)	(34)
Financial assets at fair value through profit or loss	8	—
Financial liabilities at fair value through profit or loss	(1)	—
Total	196	202

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

Financial assets and liabilities recognized at fair value as of December 31, 2012 and 2011, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The Group had mutual funds amounting to $404 and $9 as of December 31, 2012 and 2011, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Trade payables - Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2012 and 2011 there were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2012 and 2011 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits (included in Cash and cash equivalents and Investments)

The Company considers all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, to be cash and cash equivalents; and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

Investments

Carrying amounts approximate its fair value.

Trade receivables, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable.

Loans (except for NDF)

As of December 31, 2012 and 2011, the fair value of the Company’s loans approximates its fair value and it was $144 and $134, respectively.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net and other liabilities (except for NDF)

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

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

•         During 2012

During 2012, Telecom Argentina and Personal entered into several NDF contracts to purchase a total amount of US$20 million and US$26.3 million, respectively, maturing in September and December 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. As of December 31, 2012, the changes in the fair value of these NDF resulted into a loss of approximately $1 for Telecom Argentina and $0.5 for Personal, which were recognized in “Financial results” and “Trade Payables”.

Also during 2012, Personal entered into several NDF contracts to purchase a total amount of US$6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. This NDF contracts were regarded as effective.

As of December 31, 2012 all NDF contracts were cancelled.

•         During 2011

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

Note 21 — Revenues

The Company discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2012, 2011 and 2010, the customers by segment (unaudited) were the following:

	December 31,
In thousands	2012	2011	2010
Fixed customer lines	4,045	4,057	4,019
ADSL subscribers	1,629	1,550	1,380
Personal mobile services customers	18,975	18,193	16,333
Núcleo mobile services customers	2,301	2,149	1,878

In addition to service revenues, the table below also discloses the equipment sales and other income:

	Years ended December 31,
	2012	2011	2010
Services
Voice - Retail	2,475	2,357	2,211
Voice - Wholesale	739	747	687
Internet	1,993	1,553	1,204
Data	735	583	488
Total Fixed services	5,942	5,240	4,590
Voice - Retail	4,461	4,001	3,453
Voice - Wholesale	1,838	1,726	1,642
Internet	1,248	774	391
Data	5,765	4,482	2,997
Total Personal mobile services	13,312	10,983	8,483
Voice - Retail	329	286	211
Voice - Wholesale	85	67	43
Internet	154	84	48
Data	267	251	156
Total Núcleo mobile services	835	688	458
Total services revenues (a)	20,089	16,911	13,531
Equipment
Fixed services - excluding network construction contracts	81	64	56
Fixed services - network construction contracts	—	25	14
Mobile services — Personal	1,915	1,472	1,018
Mobiles services — Núcleo	32	26	8
Total equipment revenues (b)	2,028	1,587	1,096

Other income
Fixed services (i)	75	20	15
Mobile services — Personal	4	10	10
Total other income (c)	79	30	25

Total revenues and other income (a)+(b)+(c)	22,196	18,528	14,652

(i) Includes $57 of supplier’s indemnities.

Note 22 — Operating expenses

Operating expenses disclosed by nature of expense amounted to $18,230, $14,671 and $11,490 for the years ended December 31, 2012, 2011 and 2010, respectively.

The main components of the operating expenses are the following:

Employee benefit expenses and severance payments

	Years ended December 31,
	2012	2011	2010
Salaries	(2,390)	(1,870)	(1,429)
Social security expenses	(713)	(539)	(417)
Severance indemnities and termination benefits	(106)	(153)	(94)
Other employee benefits	(60)	(47)	(38)
	(3,269)	(2,609)	(1,978)

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2012	2011	2010
Fixed telephony interconnection costs	(217)	(216)	(213)
Cost of international outbound calls	(135)	(150)	(144)
Lease of circuits	(164)	(133)	(116)
Mobile services - charges for roaming	(366)	(245)	(199)
Mobile services - charges for TLRD	(825)	(753)	(705)
	(1,707)	(1,497)	(1,377)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2012	2011	2010
Maintenance of hardware and software	(297)	(238)	(157)
Technical maintenance	(373)	(327)	(277)
Service connection fees for fixed lines and Internet lines	(130)	(116)	(100)
Service connection fees capitalized as SAC	11	11	9
Service connection fees capitalized as Intangible assets	21	22	18
Other maintenance costs	(215)	(202)	(200)
Call center fees	(665)	(492)	(343)
Other fees for services	(447)	(365)	(273)
Directors and Supervisory Committee’s fees	(14)	(12)	(10)
	(2,109)	(1,719)	(1,333)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2012	2011	2010
Turnover tax	(1,045)	(823)	(657)
Taxes with the Regulatory Authority	(517)	(425)	(330)
Tax on deposits to and withdrawals from bank accounts	(216)	(166)	(135)
Municipal taxes	(128)	(100)	(76)
Other taxes	(112)	(81)	(56)
	(2,018)	(1,595)	(1,254)

Commissions

	Years ended December 31,
	2012	2011	2010
Agent commissions	(1,365)	(1,014)	(719)
Agent commissions capitalized as SAC (Note 3.i)	314	248	137
Distribution of prepaid cards commissions	(509)	(449)	(338)
Collection commissions	(317)	(230)	(171)
Other commissions	(72)	(70)	(64)
	(1,949)	(1,515)	(1,155)

Cost of equipment and handsets

	Years ended December 31,
	2012	2011	2010
Inventories at the beginning of the year	(555)	(475)	(273)
Plus:
Equipment acquisitions	(2,625)	(2,223)	(1,797)
SAC deferred costs	463	470	375
Currency translation effect	(2)	(1)	6
Decreases net of allowance of obsolescence	6	21	10
Handsets lent to customers at no cost - Núcleo	15	6	4
Decreases not charged to material cost	14	7	3
Less:
Inventories as of December 31	641	555	475
Cost of equipment and handsets	(2,043)	(1,640)	(1,197)

Advertising

	Years ended December 31,
	2012	2011	2010
Media advertising	(378)	(366)	(272)
Fairs and exhibitions	(142)	(120)	(77)
Other advertising costs	(140)	(113)	(92)
	(660)	(599)	(441)

Restructuring costs

	Years ended December 31,
	2012	2011	2010
Dismissals indemnities (i)	(90)	—	—
	(90)	—	—

(i) Includes (54) charged to provisions related to the pending restructuring plan.

Other operating expenses

	Years ended December 31,
	2012	2011	2010
Transportation, freight and travel expenses	(364)	(301)	(239)
Delivery costs capitalized as SAC	33	17	13
Rental expense	(214)	(170)	(146)
Cost of mobile value added services	(326)	(182)	(142)
Energy, water and others	(294)	(154)	(131)
International and satellite connectivity	(124)	(109)	(97)
Other	(64)	(68)	(59)
	(1,353)	(967)	(801)

D&A

	Years ended December 31,
	2012	2011	2010
Depreciation of PP&E	(1,792)	(1,538)	(1,302)
Amortization of SAC and service connection costs	(797)	(602)	(387)
Amortization of other intangible assets	(23)	(18)	(23)
	(2,612)	(2,158)	(1,712)

Gain on disposal of property, plant and equipment	8	22	7

Operating leases

Future minimum lease payments as of December 31, 2012, 2011 and 2010 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2010	193	259	23	475
2011	214	409	90	713
2012	262	415	77	754

Note 23 — Operating income

	Years ended December 31,
	2012	2011	2010
Operating income from services and other income
Revenues and other income	20,168	16,941	13,556
Operating expenses	(13,583)	(10,895)	(8,588)
Operating income before D&A (a)	6,585	6,046	4,968
D&A	(2,612)	(2,158)	(1,712)
Gain on disposal of PP&E	8	22	7
Operating income from services and other income	3,981	3,910	3,263

Operating loss from equipment sales
Revenues	2,028	1,587	1,096
Cost of equipments and handsets	(2,043)	(1,640)	(1,197)
Operating loss before D&A from equipment sales (b)	(15)	(53)	(101)

Total operating income	3,966	3,857	3,162

Consolidated operating income
Operating income before D&A (a)+(b)	6,570	5,993	4,867
D&A	(2,612)	(2,158)	(1,712)
Gain on disposal of PP&E	8	22	7
Total operating income	3,966	3,857	3,162

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2012	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	6,017	14,151	20,168
Intersegment revenues	1,047	129	1,176
Third party operating expenses	(5,327)	(8,256)	(13,583)
Intersegment operating expenses	(129)	(1,047)	(1,176)
Operating income before D&A from services (1)	1,608	4,977	6,585

Equipments and handsets revenues
Third party revenues	81	1,947	2,028
Third party operating expenses	(44)	(1,999)	(2,043)
Operating income (loss) before D&A from equipments and handsets revenues (2)	37	(52)	(15)
Total operating income before D&A (3)=(1)+(2)	1,645	4,925	6,570

D&A (4)	(929)	(1,683)	(2,612)
Gain on disposal of PP&E (5)	7	1	8
Operating income (6)=(3)-(4)+(5)	723	3,243	3,966

Net effect of the intersegment eliminations (7)	(918)	918	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	727	5,843	6,570
Net segment contribution to the Operating income (9)=(6)+(7)	(195)	4,161	3,966

Year ended December 31, 2011	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	5,260	11,681	16,941
Intersegment revenues	885	97	982
Third party operating expenses	(4,458)	(6.437)	(10,895)
Intersegment operating expenses	(97)	(885)	(982)
Operating income before D&A from services (1)	1,590	4,456	6,046

Equipments and handsets revenues
Third party revenues	89	1,498	1,587
Third party operating expenses	(59)	(1,581)	(1,640)
Operating income (loss) before D&A from equipments and handsets revenues (2)	30	(83)	(53)
Total operating income before D&A (3)=(1)+(2)	1,620	4,373	5,993

D&A (4)	(818)	(1,340)	(2,158)
Gain on disposal of PP&E (5)	20	2	22
Operating income (6)=(3)-(4)+(5)	822	3,035	3,857

Net effect of the intersegment eliminations (7)	(788)	788	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	832	5,161	5,993
Net segment contribution to the Operating income (9)=(6)+(7)	34	3,823	3,857

Year ended December 31, 2010	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	4,605	8,951	13,556
Intersegment revenues	739	61	800
Third party operating expenses	(3,619)	(4,969)	(8,588)
Intersegment operating expenses	(61)	(739)	(800)
Operating income before D&A from services (1)	1,664	3,304	4,968

Equipments and handsets revenues
Third party revenues	70	1,026	1,096
Third party operating expenses	(45)	(1,152)	(1,197)
Operating income (loss) before D&A from equipments and handsets revenues (2)	25	(126)	(101)
Total operating income before D&A (3)=(1)+(2)	1,689	3,178	4,867

D&A (4)	(776)	(936)	(1,712)
Gain on disposal of PP&E (5)	5	2	7
Operating income (6)=(3)-(4)+(5)	918	2,244	3,162

Net effect of the intersegment eliminations (7)	(678)	678	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	1,011	3,856	4,867
Net segment contribution to the Operating income (9)=(6)+(7)	240	2,922	3,162

Note 24 — Finance income and expenses

	Years ended December 31,
	2012	2011	2010
Interest on cash equivalents	273	169	99
Interest on investments	21	1	1
Interest on receivables	89	67	58
Gains on Mutual Funds	16	8	7
Foreign currency exchange gains	161	69	26
Other	10	2	1
Total finance income	570	316	192
Interest on loans	(13)	(16)	(76)
Interest on salaries and social security payable, other taxes payables and accounts payable	(16)	(13)	(38)
Interest on provisions	(82)	(116)	(74)
Loss on discounting of other liabilities	(19)	(4)	(7)
Foreign currency exchange losses	(207)	(84)	(64)
Loss on derivatives	(1)	(1)	(68)
Loss on purchase of Notes	—	—	(2)
Other	(3)	(2)	—
Total finance expenses	(341)	(236)	(329)
Total finance income (expenses), net	229	80	(137)

Note 25 — Earnings per share

The Company computes net income per common share by dividing net income for the year attributable to Telecom Argentina (Controlling Company) by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For financial years 2012, 2011 and 2010, the weighted average of shares outstanding totaled 984,380,978 shares.

Note 26 — Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•                  market risk: stemming from changes in exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed. As regards to changes in interest rates, as of December 31, 2012 the Company had no outstanding floating rate borrowings. Therefore, the Company is not currently exposed to significant fluctuations in the cash flows of its debt obligations.

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

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. The Company’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Company’s functional currency).

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency.

As of December 31, 2012 and 2011, Telecom Argentina and Personal have no financial debt outstanding. However, both companies and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Núcleo’s financial debt is denominated in guaraníes, its functional currency at fixed rates.

Additionally the Company has cash and cash equivalents denominated in USD (approximately 29% of total investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency.

The following table shows a breakdown of Telecom Argentina’s net assessed financial position exposure to currency risk as of December 31, 2012 and 2011.

12.31.12

Amount of foreign currency (1)		Amount in local currency
US$	(138)	(686)
G	(118,791)	(136)
EURO	(10)	(63)
DEG	3	22
	Net debt	(863)

12.31.11

Amount of foreign currency (1)		Amount in local currency
US$	(136)	(592)
G	(182,167)	(171)
EURO	(16)	(90)
DEG	2	14
$U	2	1
	Net debt	(838)

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

Exchange rate risk — Sensitivity analysis

Management estimates, based on the composition of the consolidated statement of financial position as of December 31, 2012, that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $18 of the consolidated amounts of foreign currency position. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk — Sensitivity analysis

As of December 31, 2012 and 2011, the Company had no outstanding floating rate borrowings. Therefore, the Company is not currently exposed to significant cash flow risk in this connection.

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

Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated  financial statements.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	767	—	767
Total not due	3,160	633	1,437	174	5,404
Total as of December 31, 2012	3,160	633	2,204	174	6,171

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $767 at December 31, 2011 ($516 at December 31, 2011).

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

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

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

The Company maintains a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Company has consolidated cash and cash equivalents amounting to $3,160 (equivalent to US$648 million) as of December 31, 2012 (in 2011, $2,818 equivalent to US$660 million).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*)147	—	—	—	147
First quarter 2013	3,490	8	378	23	3,899
Second quarter 2013	—	16	195	12	223
Third quarter 2013	21	8	98	5	132
Fourth quarter 2013	1	23	25	5	54
January 2014 thru December 2014	20	55	50	13	138
January 2015 thru December 2015	—	28	36	—	64
January 2016 and thereafter	—	34	70	—	104
	3,679	172	852	58	4,761

(*) As of the date of these consolidated financial statements, $88 was paid.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and 2011.

The Company does not have to comply with regulatory capital adequacy requirements.

Note 27 — Related party transactions

(a) Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor —Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Art. 33 of Law No. 19,550. As of December 31, 2012, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74168% of total shares of the Company).

All of the common shares of Nortel belong to Sofora. As of December 31, 2012 these shares represent 78.38% of the capital stock of Nortel.

(b) Balances and transactions with related parties

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

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them.

The following is a summary of the balances and transactions with related parties as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, respectively:

		As of December	As of December
	Type of related party	31, 2012	31, 2011
Cash and cash equivalents
Standard Bank S.A. (a) (f)	Other related party	—	69
Total cash and cash equivalents		—	69
Investments
Nortel		2	—
Total cash and cash equivalents		2	—
Trade receivables, net
TIM Participações S.A. (b)	Other related party	2	—
Telecom Italia Sparkle S.p.A. (b)	Other related party	9	—
TIM Participações S.A. (b)	Other related party	—	1
Telecom Italia S.p.A. (b)	Parent company	21	—
Standard Bank (a) (f)	Other related party	—	1
Caja de Seguros S.A. (a)	Other related party	21	10
Latin American Nautilus Argentina S.A. (b)	Other related party	1	—
Total trade receivables, net		54	12
Other receivables, net
Sofora	Direct Parent company	—	1
Total other receivables, net		—	1
Trade payables
Grupo Italtel (b) (d)	Other related party	97	59
Latin American Nautilus Ltd. (b)	Other related party	30	3
Telecom Italia S.p.A. (b)	Parent company	42	30
Telecom Italia Sparkle S.p.A. (b)	Other related party	10	4
Latin American Nautilus USA Inc. (b)	Other related party	2	3
Latin American Nautilus Argentina S.A. (b)	Other related party	1	2
TIM Participações S.A. (b)	Other related party	4	2
Caja de Seguros S.A. (a)	Other related party	23	10
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Other related party	5	4
Total trade payables		214	117

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2012	2011	2010
Caja de Seguros S.A. (a)	Others	Other related party	148	57	19
Standard Bank (a) (f)	Others	Other related party	24	22	13
Telecom Italia Sparkle S.p.A. (b) (c)	International inbound calls	Other related party	12	19	11
TIM Participações S.A. (b)	Roaming	Other related party	13	10	16
Telecom Italia S.p.A. (b)	Roaming	Parent company	3	2	5
Latin American Nautilus Ltd. (b)	International inbound calls	Other related party	—	—	1
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	3	1	—
Total services rendered			203	111	65

	Transaction		Years ended December 31,
Services received	description	Type of related party	2012	2011	2010
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	Other related party	(36)	(26)	(21)
Caja de Seguros S.A. (a)	Insurance	Other related party	(14)	(11)	(8)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	Other related party	(6)	(4)	(2)
Latin American Nautilus Ltd. (b).(c)	International inbound calls and data	Other related party	(101)	(84)	(60)
Grupo Italtel (b) (d)	Maintenance, materials and supplies	Other related party	(75)	(55)	(23)
Telecom Italia Sparkle S.p.A. (b) (c)	International outbound calls and others	Other related party	(29)	(32)	(32)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Parent company	(28)	(30)	(20)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(3)	(9)	(3)
TIM Participações S.A. (b)	Roaming	Other related party	(12)	(7)	(7)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(8)	(6)	(6)
Etec S.A. (b) (e)	International outbound calls	Other related party	—	—	(11)
Total services received			(312)	(264)	(193)

	Transaction		Years ended December 31,
	description	Type of related party	2012	2011	2010
Finance income (expense)
Standard Bank (a) (f)	Interest	Other related party	5	4	2
Standard Bank (a) (f)	Loss on derivatives	Other related party	—	—	(12)
Nortel	Interest	Direct Parent company	—	—	1
Total finance expense			5	4	(9)

		Years ended December 31,
	Type of related party	2012	2011	2010
Purchases of PP&E and intangible assets
Italtel Group (b) (d)	Other related party	69	66	14
Telecom Italia S.p.A. (b)	Parent company	4	—	—
Total purchases of PP&E and intangible assets		73	66	14

		As of December	As of December
Commitments	Type of related party	31, 2012	31, 2011
	Parent Company	—	6
	Other related parties	384	278
		384	284

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

(f)           This entity is no longer related party as from November 2012.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(c) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $51, $54 and $47 for the years ended December 31, 2012, 2011 and 2010, respectively, and were recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2012	2011	2010
Salaries (*)	22	19	15
Variable compensation (*)	17	22	20
Social security contributions	10	11	9
Termination benefits	2	2	3
	51	54	47

(*) Gross compensation. Social security and income tax retentions are in charge of the employee.

As of December 31, 2012, 2011 and 2010, respectively, an amount of $19, $28 and $21 remained unpaid.

The estimated compensation of the members of the Telecom Argentina’s Board of Directors for fiscal year 2012 is approximately of $7. The compensation for the members of the Telecom Argentina´s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2011 and 2010 were approximately of $7 and $5, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

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

Since fiscal year 2012, the Company’s Management has changed the calculating method of the “Operating income before D&A” by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from this fiscal year are shown below “Operating income before D&A”, as part of “Operating income”. According to this, comparative figures for years ended December 31, 2011 and 2010 have been adapted in the consolidated income statements.

Segment financial information for the years 2012, 2011 and 2010 was as follows:

For the year ended December 31, 2012

•                  Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	7,145	15,354	873	16,227	(1,176)	22,196
Employee benefit expenses and severance payments	(2,380)	(825)	(64)	(889)	—	(3,269)
Interconnection costs and other telecommunication charges	(507)	(1,947)	(128)	(2,075)	875	(1,707)
Fees for services, maintenance, materials and supplies	(950)	(1,242)	(76)	(1,318)	159	(2,109)
Taxes and fees with the Regulatory Authority	(449)	(1,542)	(27)	(1,569)	—	(2,018)
Commissions	(169)	(1,745)	(92)	(1,837)	57	(1,949)
Cost of equipments and handsets	(44)	(1,964)	(35)	(1,999)	—	(2,043)
Advertising	(171)	(436)	(53)	(489)	—	(660)
Provisions	(89)	(65)	1	(64)	—	(153)
Bad debt expenses	(56)	(211)	(8)	(219)	—	(275)
Restructuring costs	(83)	(7)	—	(7)	—	(90)
Other operating expenses	(602)	(776)	(60)	(836)	85	(1,353)
Operating income before D&A	1,645	4,594	331	4,925	—	6.570
Depreciation of PP&E	(833)	(830)	(129)	(959)	—	(1,792)
Amortization of intangible assets	(96)	(696)	(28)	(724)	—	(820)
Gain on disposal of PP&E	7	1	—	1	—	8
Operating income	723	3,069	174	3,243	—	3,966
Financial results, net	52	186	(9)	177	—	229
Net income before income tax expense	775	3,255	165	3,420	—	4,195
Income tax expense, net	(273)	(1.170)	(20)	(1.190)	—	(1,463)
Net income	502	2,085	145	2,230	—	2,732

Net income attributable to Telecom Argentina (Controlling Company)						2,685
Net income attributable to non-controlling interest						47
						2,732

(1)

Service revenues	5,942	13,312	835	14,147	—	20,089
Equipment sales	81	1,915	32	1,947	—	2,028
Other income	75	4	—	4	—	79
Subtotal third party revenues	6,098	15,231	867	16,098	—	22,196
Intersegment revenues	1,047	123	6	129	(1,176)	—
Total revenues and other income	7,145	15,354	873	16,227	(1,176)	22,196

• Balance sheet information

PP&E, net	5,399	2,851	785	3,636	—	9,035
Intangible assets, net	372	1,115	28	1,143	(1)	1,514
Capital expenditures on PP&E (a)	1,347	902	166	1,068	—	2,415
Capital expenditures on intangible assets (b)	83	733	27	760	(1)	842
Total capital expenditures (a)+ (b)	1,430	1,635	193	1,828	(1)	3,257
Total additions on PP&E and intangible assets	1,548	1,679	190	1,869	(1)	3,416
Net financial asset (debt)	1,454	2,295	(101)	2,194	—	3,648

•                  Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	21,286	21,030	9,991
Abroad	910	1,166	832
Total	22,196	22,196	10,823

For the year ended December 31, 2011

•                  Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	6,234	12,558	718	13,276	(982)	18,528
Employee benefit expenses and severance payments	(1,949)	(605)	(55)	(660)	—	(2,609)
Interconnection costs and other telecommunication charges	(491)	(1,621)	(110)	(1,731)	725	(1,497)
Fees for services, maintenance, materials and supplies	(815)	(966)	(64)	(1,030)	126	(1,719)
Taxes and fees with the Regulatory Authority	(367)	(1,205)	(23)	(1,228)	—	(1,595)
Commissions	(139)	(1,353)	(84)	(1,437)	61	(1,515)
Cost of equipments and handsets	(59)	(1,568)	(13)	(1,581)	—	(1,640)
Advertising	(154)	(400)	(45)	(445)	—	(599)
Provisions	(164)	(61)	—	(61)	—	(225)
Bad debt expenses	(28)	(134)	(7)	(141)	—	(169)
Other operating expenses	(448)	(536)	(53)	(589)	70	(967)
Operating income before D&A	1,620	4,109	264	4,373	—	5,993
Depreciation of PP&E	(731)	(686)	(121)	(807)	—	(1,538)
Amortization of intangible assets	(87)	(504)	(29)	(533)	—	(620)
Gain on disposal of PP&E	20	2	—	2		22
Operating income	822	2,921	114	3,035	—	3,857
Financial results, net	(27)	118	(11)	107	—	80
Net income before income tax expense	795	3,039	103	3,142	—	3,937
Income tax expense, net	(278)	(1,103)	(14)	(1,117)	—	(1,395)
Net income	517	1,936	89	2,025	—	2,542

Net income attributable to Telecom Argentina (Controlling Company)						2,513
Net income attributable to non-controlling interest						29
						2,542

(1)

Service revenues	5,240	10,983	688	11,671	—	16,911
Equipment sales	89	1,472	26	1,498	—	1,587
Other income	20	10	—	10	—	30
Subtotal third party revenues	5,349	12,465	714	13,179	—	18,528
Intersegment revenues	885	93	4	97	(982)	—
Total revenues and other income	6,234	12,558	718	13,276	(982)	18,528

• Balance sheet information

PP&E, net	4,886	2,740	621	3,361	—	8,247
Intangible assets, net	385	1,078	25	1,103	—	1,488
Capital expenditures on PP&E (a)	1,187	997	134	1,131	—	2,318
Capital expenditures on intangible assets (b)	176	661	37	698	—	874
Total capital expenditures (a)+ (b)	1,363	1,658	171	1,829	—	3,192
Total additions on PP&E and intangible assets	1,530	1,658	171	1,829	—	3,359
Net financial asset (debt)	833	1,969	(118)	1,851	—	2,684

•                  Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	17,769	17,488	9,208
Abroad	759	1,040	661
Total	18,528	18,528	9,869

For the year ended December 31, 2010

•                  Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	5,414	9,569	469	10,038	(800)	14,652
Employee benefit expenses and severance payments	(1,505)	(433)	(40)	(473)	—	(1,978)
Interconnection costs and other telecommunication charges	(456)	(1,428)	(77)	(1,505)	584	(1,377)
Fees for services, maintenance, materials and supplies	(686)	(691)	(52)	(743)	96	(1,333)
Taxes and fees with the Regulatory Authority	(304)	(934)	(16)	(950)	—	(1,254)
Commissions	(114)	(1,051)	(45)	(1,096)	55	(1,155)
Cost of equipments and handsets	(45)	(1,139)	(13)	(1,152)	—	(1,197)
Advertising	(142)	(266)	(33)	(299)	—	(441)
Provisions	(71)	(59)	—	(59)	—	(130)
Bad debt expenses	(24)	(92)	(3)	(95)	—	(119)
Other operating expenses	(378)	(456)	(32)	(488)	65	(801)
Operating income before D&A	1,689	3,020	158	3,178	—	4,867
Depreciation of PP&E	(687)	(529)	(86)	(615)	—	(1,302)
Amortization of intangible assets	(89)	(312)	(9)	(321)	—	(410)
Gain on disposal of PP&E	5	2	—	2	—	7
Operating income	918	2,181	63	2,244	—	3,162
Financial results, net	3	(129)	(11)	(140)	—	(137)
Net income before income tax expense	921	2,052	52	2,104	—	3,025
Income tax expense, net	(329)	(737)	(10)	(747)	—	(1,076)
Net income	592	1,315	42	1,357	—	1,949

Net income attributable to Telecom Argentina (Controlling Company)						1,935
Net income attributable to non-controlling interest						14
						1,949

(1)

Service revenues	4,590	8,483	458	8,941	—	13,531
Equipment sales	70	1,018	8	1,026	—	1,096
Other income	15	10	—	10	—	25
Subtotal third party revenues	4,675	9,511	466	9,977	—	14,652
Intersegment revenues	739	58	3	61	(800)	—
Total revenues and other income	5,414	9,569	469	10,038	(800)	14,652

• Balance sheet information

PP&E, net	4,366	2,440	559	2,999	—	7,365
Intangible assets, net	296	921	16	937	—	1,233
Capital expenditures on PP&E (a)	918	815	188	1,003	—	1,921
Capital expenditures on intangible assets (b)	76	475	21	496	—	572
Total capital expenditures (a)+ (b)	994	1,290	209	1,499	—	2,493
Total additions on PP&E and intangible assets	1,087	1,266	181	1,447	—	2,534
Net financial asset (debt)	874	504	(154)	350	—	1,224

•                  Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	14,138	13,871	8,108
Abroad	514	781	591
Total	14,652	14,652	8,699

Note 29 — Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Telecom Argentina
Fiscal year 2012:
March 31	5,126	1,647	1,033	61	708	698
June 30	5,254	1,492	849	51	586	577
September 30	5,645	1,587	921	47	629	616
December 31	6,092	1,844	1,163	70	809	794
	22,117	6,570	3,966	229	2,732	2,685
Fiscal year 2011:
March 31	4,134	1,431	958	19	640	634
June 30	4,450	1,474	971	(2)	636	627
September 30	4,775	1,496	934	21	616	609
December 31	5,139	1,592	994	42	650	643
	18,498	5,993	3,857	80	2,542	2,513
Fiscal year 2010:
March 31	3,251	1,152	759	(64)	440	437
June 30	3,466	1,178	764	(6)	485	484
September 30	3,768	1,204	782	(23)	483	479
December 31	4,142	1,333	857	(44)	541	535
	14,627	4,867	3,162	(137)	1,949	1,935

Note 30 — Restrictions on distribution of profits and dividends

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

As provided RG No. 609/12 of the CNV, since this fiscal year, positive retained earnings generated by the adoption of IFRS ($370 for Telecom Argentina), will be reassigned to a Special Reserve that can only be unaffected for its capitalization or to absorb negative retained earnings. The constitution of the Special Reserve shall be approved by the Ordinary Annual Shareholders’ Meeting to consider the consolidated financial statements for fiscal year 2012.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the Argentine Corporate Law, as abovementioned in a).

	2012	2011	2010

Dividends declared and paid by Telecom Argentina during the year ($0.82, $0.93 and $1.07 peso per share, respectively)	807	915	1,053

Proposed for approval at the Annual General Meeting (not recognized as a liability as at December 31)	(*)	807	915

(*) As of the date of these consolidated financial statements, Telecom Argentina’s Board of Directors has resolved to defer the proposal of assignation of retained earnings up to the call of the Annual Shareholders’ Meeting.

Note 31 — Subsequent events as of December 31, 2012

In January 2013 the Company entered into an agreement with Latin American Nautilus MED, Latin American Nautilus USA and Latin American Nautilus Argentina (all three together, “LAN”), a transaction that was approved by the Board of Directors on December 20, 2012. The transaction extends the term of existing agreements of lease-mode IP international capacity with LAN until December 2016, and also increasing its capacity to 20 Gbps. The agreement amounts to US$53.7 million for the four years that includes the operation. Such amount was fully paid by the Company on February 26, 2013 in pesos, amounting to $267.6.