Form 20-F
period 2013-12-31
TELECOM ARGENTINA SA
filed 2014-04-14
CIK 932470

As filed with the Securities and Exchange Commission on April 14, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class A Ordinary Shares, nominal value P$1.00 each	502,034,299
Class B Ordinary Shares, nominal value P$1.00 each	466,857,868
Class C Ordinary Shares, nominal value P$1.00 each	267,438

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

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2013. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2013, Telecom Personal S.A., Núcleo S.A., Springville S.A. (“Springville”), Telecom Argentina USA Inc. (“Telecom Argentina USA”), and Micro Sistemas S.A. Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Personal’s consolidated subsidiary engaged in the provision of mobile telecommunication services in Paraguay.

Our Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-77 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on February 27, 2014.

Our Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, as included in this report, have been audited by our independent registered public accounting firm.

Telecom Argentina and our Argentine subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. Our subsidiaries Núcleo, Telecom Argentina USA and Springville, however, maintain their accounting records and prepare their financial statements in Guaraníes, U.S. dollars and Uruguayan pesos, respectively. Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and revenue and expense accounts at average exchange rates for the year.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$6.52 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2013. During the first three months of 2014, the exchange rate of the Argentine peso suffered a devaluation of approximately 23% against the U.S. dollar. On April 11, 2014, the exchange rate was P$8.00 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates”, and “Item 3—Key Information —Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad”.

For the purposes of this Annual Report, “billion” means a thousand million.

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

Many factors could cause actual results, performance or achievements of the Telecom Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•	our ability to successfully implement our business strategy;

•	our ability to introduce new products and services that enable business growth;

•	uncertainties relating to political and economic conditions in Argentina;

•	inflation, the devaluation of the peso and exchange rate risks;

•	restrictions on the ability to exchange pesos into foreign currencies and transfer funds abroad;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

•	the final results of the contract renegotiation process with the Argentine government regarding the adjustment to our regulated rates in the fixed services;

•	the creditworthiness of our actual or potential customers;

•	nationalization, expropriation and/or increased government intervention in companies;

•	technological changes;

•	the lack of additional mobile frequency bands;

•	the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate; and

•	the effects of increased competition.

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

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

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

AMBA (Area Múltiple Buenos Aires): An area comprising the city of Buenos Aires and the greater Buenos Aires area. Telephone calls within the area are considered local.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Cell: Geographical portion of the territory covered by a base transceiver station: 850 MHz/1900 MHz.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

HSPA+: Evolved HSPA that uses the spectrum more efficiently, allowing for higher peak data rates in data transmission.

IASB: International Accounting Standards Board.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

ISP (Internet Service Provider): A vendor who provides access to the Internet and World Wide Web.

Law No. 25,561: Ley de Emergencia Económica y Reforma del Régimen Cambiario: See “Public Emergency Law.”

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

MPLS-TP: Functionality and Management coincident with the operation of circuit-oriented transmission networks.

MPM: Best maintenance practices methodology.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Public Emergency Law: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine government on January 6, 2002, as amended by Law No. 25,790, Law No. 25,820, Law No. 25,972, Law No. 26,077, Law No. 26,204, Law No. 26,339, Law No. 26,456, Law No. 26,563, Law No. 26,729 and Law No. 26,896. Among others, the Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

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

Sofora: Sofora Telecomunicaciones S.A.

Springville: Springville S.A.

SRMC (Servicios de Radiocomunicaciones Móviles Celular): Mobile Cellular Radiocommunications Service.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Value Added Services (“VAS”): Services that provide a higher level of functionality than the basic transmission services offered by a telecommunications network such as video streaming, “Personal Video”, “Nube Personal” (Cloud services), M2M (Machine to Machine communication), social networks, “Personal Messenger”, content and entertainment (SMS subscriptions and content, games, music, etc), MMS and voice mail.

W de Argentina–Inversiones: W de Argentina–Inversiones S.L.

WAN (Wide Area Network): A private network that covers a wide geographic area using public telecommunications services.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the five-year period ended December 31, 2013.

The selected consolidated income statement data for the years ended December 31, 2013, 2012 and 2011 and the selected consolidated financial position data as of December 31, 2013 and 2012 have been prepared in accordance with IFRS as issued by the IASB (“IFRS”) and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2010 and 2009 and the selected consolidated financial position data as of December 31, 2011 and 2010 have been prepared in accordance with IFRS and have been derived from our consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 included in our Annual Report on Form 20-F for the year ended December 31, 2011, filed on April 30, 2012. The selected consolidated financial position data as of December 31, 2009 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2010 and 2009 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed on June 29, 2011.

Our audited consolidated financial statements as of December 31, 2010 and for the year then ended were the first annual audited financial statements that are fully compliant with IFRS. Before December 31, 2010, our consolidated financial statements were prepared in accordance with Argentine GAAP. Our financial statements as of December 31, 2009 and for the year then ended, originally prepared in accordance with Argentine GAAP were adjusted to fully comply with IFRS, and all of our subsequent audited consolidated financial statements fully comply with IFRS.

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

PART I – ITEM 3 KEY INFORMATION – SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2013	2012	2011	2010	2009
	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	27,350	22,196	18,528	14,652	12,191
Operating expenses (without depreciation and amortization)	(19,786)	(15,626)	(12,535)	(9,785)	(8,043)
Operating expenses—depreciation and amortization	(2,873)	(2,612)	(2,158)	(1,712)	(1,545)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	22	7	13
Operating income	4,518	3,966	3,857	3,162	2,616
Other, net (1)	528	229	80	(137)	(401)
Income tax expense	(1,792)	(1,463)	(1,395)	(1,076)	(798)
Net income	3,254	2,732	2,542	1,949	1,417
Net income attributable to Telecom Argentina	3,202	2,685	2,513	1,935	1,405
Net income attributable to Noncontrolling Interest	52	47	29	14	12

Number of shares outstanding at year-end (in millions of shares)(2)	969	984	984	984	984

Net income per share (basic and diluted)(3)	3.27	2.73	2.55	1.97	1.43
Net income per ADS(4)	16.35	13.64	12.76	9.83	7.14
Dividends per share(5)	1.03	0.82	0.93	1.07	—
Dividends per ADS(6)	5.11	4.10	4.65	5.35	—

FINANCIAL POSITION DATA
Current assets	9,751	6,986	5,450	3,624	2,943
PP&E and intangible assets	12,745	10,549	9,735	8,598	7,839
Other non-current assets	634	274	134	101	77
Total assets	23,130	17,809	15,319	12,323	10,859
Current liabilities	9,050	5,883	5,519	4,510	4,201
Non-current liabilities	2,029	1,768	1,635	1,302	1,061
Total liabilities	11,079	7,651	7,154	5,812	5,262
Total equity	12,051	10,158	8,165	6,511	5,597
Equity attributable to Telecom Argentina	11,783	9,959	8,021	6,404	5,509
Noncontrolling Interest	268	199	144	107	88

Capital Stock	984	984	984	984	984

(1)	Other, net includes Other income from investments and Finance income and expenses.
(2)	Number of ordinary shares outstanding as of December 31, 2013 (without including treasury shares).
(3)	Calculated based on the weighted average number of ordinary shares outstanding during the period (978,939,079 shares).
(4)	Calculated based on 195,787,816 ADSs, which is equivalent to the weighted average number of ordinary shares outstanding during the period.
(5)	The 2013 dividend per share Argentina peso amount translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) as of the date when dividends were available, is US$0.16.
(6)	The 2013 dividend per ADS Argentina peso amount translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) as of the date when dividends were available, is US$0.79.

PART I – ITEM 3 KEY INFORMATION – SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

OTHER SELECTED DATA

	2013	2012	2011	2010	2009
Number of installed fixed lines (thousands)(1)	4,700	4,851	4,793	4,689	4,595
Number of fixed lines in service (thousands)(2)	4,124	4,128	4,141	4,107	4,060
Fixed lines in service per 100 inhabitants(3)	20	21	21	21	21
Lines in service per employee	375	371	373	379	366
ARBU (in P$/month) (national + international)	52.5	48.2	45.7	42.8	40.9
Fixed Internet access lines (thousands)	1,707	1,629	1,550	1,380	1,214
Arnet subscribers (thousands)	1,687	1,622	1,540	1,377	1,184
ARPU/ADSL (access + ISP) (in P$/month)	124.7	102.3	87.0	76.1	66.7
Mobile subscribers in Argentina (thousands)	20,088	18,975	18,193	16,333	14,475
Subscribers at year-end per employee	3,897	3,612	3,774	3,738	3,810
ARPU (in P$/month)	66.8	57.7	51.4	44.4	40.7
Mobile subscribers in Paraguay (thousands)(4)	2,420	2,301	2,149	1,878	1,806
Subscribers at year-end per employee	5,696	5,226	4,944	4,512	4,251
ARPU (in P$/month)	34.6	27.5	26.4	22.2	18.8
Telecom Group Headcount(5)	16,581	16,808	16,346	15,647	15,330

(1)	Reflects total number of lines available in Switches.
(2)	Includes lines customers, own usage, public telephony and ISDN channels.
(3)	Corresponds to the Northern Region of Argentina.
(4)	Includes Wi-Max Internet customers.
(5)	Includes temporary employees.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High	Low	Average(1)	End of Period
Year Ended December 31, 2009	3.85	3.49	3.75	3.80
Year Ended December 31, 2010	3.99	3.84	3.92	3.98
Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Year Ended December 31, 2013	6.52	4.98	5.55	6.52
Month Ended October 31, 2013	5.91	5.80	5.85	5.91
Month Ended November 30, 2013	6.14	5.93	6.02	6.14
Month Ended December 31, 2013	6.52	6.16	6.32	6.52
Month Ended January 31, 2014	8.02	6.55	7.12	8.01
Month Ended February 28, 2014	8.01	7.76	7.85	7.87
Month Ended March 31, 2014	8.01	7.86	7.93	8.00
April 2014 (through April 11, 2014)	8.00	8.00	8.00	8.00

(1)	Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

During the first three months of 2014, the exchange rate of the Argentine peso suffered a devaluation of approximately 23% against the U.S. dollar. On April 11, 2014, the exchange rate was P$8.00 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, translations based on these exchange rates should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

PART I – ITEM 3 KEY INFORMATION – SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

PART I – ITEM 3 KEY INFORMATION – SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this Annual Report. The risks described below are not the only ones that we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations, financial condition and cash flows could be materially and adversely affected if any of these risks materializes and, as a result, the market price of our shares and our ADSs could decline. You should carefully consider these risks with respect to an investment in Telecom Argentina.

Risks Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to the significant devaluation of the peso against major international currencies. Although Argentina has experienced economic growth and political conditions have shown improvement in the last decade, uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices and healthy trade and fiscal balances.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Since we realize a substantial portion of our revenues in pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital costs denominated in foreign currency. A depreciation in the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the peso amount of our trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF contracts to partially hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). The Company also has cash and cash equivalents denominated in U.S. dollars that contribute to reduce the exposure to trade payables in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2013 the devaluation of the peso against the U.S. dollar was 32.5% and in the three months ended March 31, 2014 it was approximately 23%.

In late 2011 the Argentine government implemented a series of measures aimed at maintaining the level of reserves of the BCRA which are often used to fulfill payment obligations of public debt. To that effect, during the last quarter of 2011 and throughout 2012 and 2013, new measures to limit the purchase of foreign currency by private companies and individuals, such as requiring the authorization of tax authorities to access the foreign exchange market, were implemented. As a result, the implied exchange rate in the quoted price of Argentine securities that trade in foreign markets and in the local market increased significantly. Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies, which could partially or totally reduce the current gap between the exchange rate published by the Banco de la Nación Argentina and the implied exchange rate. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or our ability to meet our liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy and, if so, what impact any of these changes could have on the value of the peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then.

The INDEC estimates that the Argentine consumer price increased by 10.9% in 2010, 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013; and the wholesale price index increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012 and 14.8% in 2013. There has been a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms.

Since January 2014, a new consumer price index is published in order to improve the accuracy of the macroeconomic statistics. The new index integrates a set of price indexes which allows the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others). In the two-month period ended February 28, 2014, the new consumer price index showed an increase of 7.2%.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience consumer inflation. If the BCRA issues significant amounts of currency to finance public sector spending, to service public debt, to intervene in the foreign exchange market or to assist any financial institutions in distress, or if the value of the peso cannot be stabilized through fiscal and monetary policies, a significant increase in inflation rates could be expected.

Moreover, high inflation may undermine Argentina’s foreign competitiveness in international markets, negatively affecting the level of economic growth, exports, balance of payments and employment. In addition, public sector spending has increased over the past years, which will probably cause continuing deterioration of the fiscal balance and lead to higher inflation.

Since the majority of our revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations. As discussed below under “Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates is subject to approval of regulatory authorities and Personal’s ability to increase its rates could also be negatively impacted by the governmental policy of freezing of prices that was extended to non-regulated sectors and by other regulation. See “—Changes in the laws and regulations of the Argentine mobile industry or restrictions on rate increases could adversely affect Personal.” We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation, and we cannot assure you that the results of any future regulated rate negotiations of Telecom Argentina will be favorable to us and to our financial condition.

Also, higher inflation leads to a reduction in the purchasing power of the population, mainly those unemployed and with low salary levels, thus increasing the risk of a lower level of service consumption from our fixed and mobile customers in Argentina.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the economic crisis of 2001 and 2002, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators such as our company. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Decree No. 764/00—Universal Service Regulation” and “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings” for more information. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed, causing negative impact for the

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

mobile service coverage. Provinces have increased, and are continuing to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in history. Municipal and provincial tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. See “Item 8—Financial Information—Legal Proceedings—Tax Matters” for more information. However, we cannot assure you that the laws and regulations currently governing the economy or the telecommunications industry will not change, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows.

Resolution SC No. 5/13, issued in July 2013, has set new benchmarks for the quality of services provided by telecommunications operators, including Telecom Argentina and Personal, setting metrics to be achieved that are considered high when compared to international standards and considering the current allocation of the spectrum and the lack of authorization to install antennas given by municipalities. This resolution has a gradual implementation schedule. Telecom Argentina, Personal and other telecommunications operators have submitted technical comments for a review of the metrics. However, if the technical comments are not taken into account, compliance with the metrics could be difficult which may result in potential penalties for telecommunications operators, including Telecom Argentina and Personal. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Resolution SC No. 5/13”.

In particular, in recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Additionally, in May 2012, Law No. 26,741, established the expropriation of the 51% of the capital stock of YPF S.A. and the 51% of the capital stock of YPF GAS S.A., which were directly or indirectly owned by Repsol YPF S.A. (Repsol). After almost two years of negotiations, in February 2014 a final agreement was reached through which the Argentine government set the compensation for the expropriated capital stock in the amount of US$5 billion to be paid with government securities. The agreement was approved by Repsol and its shareholders and is subject to the approval of the Argentine Congress.

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

In November 2008, Argentina nationalized, through Law No. 26,425, its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES.

The government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJP were significant institutional investors in Argentina, the nationalization of the private retirement system affected the way to access financing in capital markets for publicly traded companies.

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

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

Subsequently, the Secretary of Economic Policy and Development Planning approved Resolution No. 110/12 which assigns the responsibilities, powers and duties set forth in Decree No. 1,278/12 to the “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation).

In January 2013, a new Capital Market Act (No. 26,831) came into effect, granting new intervention powers to the CNV. In September 2013, the CNV issued regulations pursuant to Law No. 26,831 through Resolution No 622/13 that approved the new text of the CNV rules. See “Item 9—The Offer and Listing—The Argentine Securities Market—New Capital Market Act—Law No. 26,831”.

These matters could create uncertainties for some investors of public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in recent years, and developed countries had a better performance in 2013, global financial instability may impact the Argentine economy and cause Argentina a slowdown of the growth rate or could lead to a recession generating a fiscal deficit and increased unemployment.

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

Economic and legal conditions in Argentina remain uncertain.

Although general economic conditions have shown improvement in the last decade, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crises, companies in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for, and assumption of costs and risks associated with, utilizing sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Also, there was an increase in claims regarding compensations for work accidents over the cap established by the current relevant legislation. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether our commercial activities will be affected positively, negatively or at all by such changes.

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic and legal conditions in Argentina were to deteriorate, they would be expected to have an adverse effect on our financial condition, results of operations and cash flows.

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

The Argentine government implemented a debt restructuring effort mainly through two debt exchange offers. The first and largest was closed on February 25, 2005 and the second took place in 2010. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Argentine government. In late 2012, further rulings favoring the holdout positions and putting into risk the ability to serve its debt under foreign legislation exacerbated uncertainties and increased sovereign risk. In 2013, the New York State Court of Appeals ratified its ruling against Argentina. Argentina has appealed to the Supreme Court of the United States, and the case is still pending resolution. A judgment against the Argentine government in these pending cases could lead to a default of its public debt and reduce the sources of funding and investment capital and could potentially impact the government’s ability to adopt measures that promote economic growth.

After the economic crisis in 2002, the Argentine government has maintained a policy of fiscal surplus. To be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures that could adversely affect economic growth.

As of June 30, 2013, the outstanding principal amount of Argentina’s public debt was equivalent to US$196.1 billion (of which approximately 59% was denominated in foreign currency) of which US$11.5 billion were not tendered in the exchange offers and are still pending to be restructured.

There can be no assurance that the Argentine government will not default on its obligations under its bonds if it experiences another economic crisis. A new default by the Argentine government could lead to a new recession, higher inflation, restrictions on Argentine companies to access financing and funds, limit the operations of Argentine companies in the international markets, higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows. In addition, we have investments in sovereign Argentine bonds which could be restructured in a way that negatively affects their valuation and repayment terms. See Note 20 to our Consolidated Financial Statements.

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

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

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

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending any action for approval by shareholders, Telecom Argentina’s Board of Directors occasionally obtains and plans to obtain opinions of counsel concerning the compliance of its actions with Argentine law and Telecom Argentina’s bylaws (or regulations if any). Although, based on advice of counsel, Telecom Argentina believes that a court in Argentina in which a case has been properly presented would hold that a noncontrolling shareholder voting in good faith and without a conflict of interest in favor of such a resolution and based on the advice of counsel that such resolution is not contrary to Argentine law or the Company’s bylaws or regulations, would not be liable under this provision, we cannot assure you that such a court would in fact rule in this manner.

Delays in the attribution and allocation of radio spectrum can adversely affect Argentina’s mobile industry.

The SC is the authority responsible for administering the use of radio electric spectrum and, consequently, for the attribution of new segments of frequencies and the reallocation of the existing segments of frequencies for mobile service. Additionally, the regulation of administration, management and control of radio spectrum provides for the prior intervention of the CNDC, and for a joint performance with the SC, in certain circumstances, for example, in determining the safeguards designed to prevent the concentration of spectrum and the occurrence of a dominant position. It is important to point out that, current spectrum used by mobile operators in AMBA is 132.5 Mhz while in 1999 it was 170.0 Mhz, representing a 37.5 Mhz reduction in the spectrum used in that area. Such reduction is equivalent to the frequency bands needed for the operation of a unique operator. Delays in the allocation of new frequencies, the reallocation of existing frequencies and their subsequent auction could affect the quality of services, the future development of the sector and the implementation and commercialization of new advanced services, among others, such as mobile Broadband and its applications.

The recently proposed reform of the Argentine Civil Code and Commercial Code may materially impact our contractual relationships.

The Argentine Senate approved a reform of Argentina’s Civil Code and Commercial Code in November 2013, hereinafter, the “bill”. Approval by the Chamber of Deputies is pending.

Among the reforms introduced by the bill are the addition of new categories of contracts, such as adhesion contracts with standard form clauses and consumer contracts. The reform also includes a series of general principles with respect to consumer contracts which complement the Consumer Protection Law (Law No. 24,240). Practices that limit consumers’ freedom of contract, particularly practices that tie the provision of goods and services to the simultaneous acquisition of other goods and services, are specifically regulated.

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

The proposed reform provides that contracts with payment denominated in foreign currency are to be regarded as contracts for goods which may be paid for in Argentine pesos.

The proposed reform also creates modern contract forms such as commercial agency, commercial concession, distribution and franchise contracts which were not previously covered by existing law. The reform expands limitations on the assumption of freely bargained contracts which previously had only been applicable to consumer contracts. The reform would also allow judges to modify unfair clauses in contracts.

With respect to agency contracts, the proposed law would assume an indefinite duration period unless otherwise specified by the parties. The continuation of an agency relationship beyond the term of a contract would create a new contract for an indefinite period on the same terms. For either party to end the relationship, that party must provide advance notice of one month per year of the duration of the agreement. A party who fails to give such notice would be liable for consequential damages, lost profits and other damages.

The bill will require judicial interpretation, and the ultimate consequences of the reform may be unpredictable. If approved, we will have to review, among other things, contractual guidelines with our suppliers and customers (for example, bundling offers), as well as payments under our contracts denominated in foreign currency.

Risks Associated with Telecom and its Operations

The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates that Telecom Argentina may charge in the future will be determined by negotiations between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed. The Argentine government must also consider consumer protection, accessibility of the services and the profitability of public service providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2015. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates.”

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

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

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

Certain license conditions are not within our control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the regulatory authorities may result in the revocation of Telecom Argentina’s license. See “Item 7 – Major Shareholder and Related Party Transactions – Shareholders of Nortel”. Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by Resolutions SC No. 111/03 and No. 29/04: (i) any reduction of ownership of Nortel in our capital stock to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom Argentina’s telecommunications license.

Nortel owns all of Telecom Argentina Class A Ordinary Shares (51% of our total capital stock) and approximately 7.64% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock as of the date of this Annual Report. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, Nortel’s ownership of the outstanding shares amounts to 55.60% (51.80% consists of Class A Ordinary Shares and 3.80% of Class B Ordinary Shares). We are directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. In addition, the Telecom Italia Group and W de Argentina–Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

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

We compete with licensed provider groups, composed of, among others, independent fixed line service providers, mobile and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2013, more than 1,000 licenses for local and/or long distance services, payphones and Value Added Services had been granted since the end of the exclusivity period.

Internet and mobile services, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, we must invest in our fixed-line network and information technology. Specifically, in the Internet services market, we must constantly upgrade our access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, we must enhance our mobile networks by expanding our network infrastructure and extending 3G and HSPA+ technology and bandwidth in mobile data transmission. In addition, a key factor for Personal’s competitiveness is to be awarded with new mobile frequency bands. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

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

We also expect that the level of competition in our markets may continue to increase in the future, particularly as a result of the emergence of the operator Argentine Satellite Solution Corporation S.A. (“ARSAT” – a company wholly owned by the Argentine government) which could initially result, among other things, in increased wholesale competition and in a decline in governmental agency customers for fixed and mobile services due to a potential preference of public entities to hire ARSAT.

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

Changes in the laws and regulations of the Argentine mobile industry or restrictions on rate increases could adversely affect Personal.

The Argentine mobile industry is currently subject to an important set of regulations that has enabled the development of a highly competitive and intense capital expenditure environment. Notwithstanding, in the last few years several bills were introduced in the Argentine Congress proposing a substantial change through the classification of the mobile industry as a “public service” which could result in deeper and specific regulations regarding rates, quality of service, coverage areas or other core aspects of our business. Other bills were also introduced in the Congress proposing changes to specific rules that regulate Personal’s services, such as changes in billing processes and customer service.

In addition, in September 2013 the SC issued a resolution establishing a procedure for public comment on the Draft Regulation for Users of Mobile Communication Services. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment” for a description of these regulations.

Although mobile telephony is a non rate regulated industry, we cannot predict whether current or new factors, including governmental initiatives in order to reduce inflation rates, would negatively impact Personal’s ability to apply rate increases, thus negatively affecting the profit margins and the level of cash flows.

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

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

The launch of the auction to reassign the 850 MHz and 1,900 MHz frequency bands returned by Telefónica Móviles Argentina S.A. was postponed several times. Finally, in May 2011 the auction was launched by SC Resolution No. 57/11. Personal took part in the spectrum auction process and expected to acquire additional spectrum to complete its “Spectrum cap” throughout Argentina, but, on September 5, 2012, Personal was notified of SC Resolution No. 71/12, by which the auction was canceled for reasons of opportunity, merit and convenience of the Argentine government. As part of that process, the CNDC issued an opinion, as requested by the SC, by which it recommended against assigning additional frequency bands through auction to Personal regardless of the cap established by the regulatory authority in order to avoid the risk that such additional spectrum could cause. However, this recommendation was not considered in evaluating Personal in the auction nor in the reasons for cancelling the auction. Personal believes that the grounds of this opinion are clearly contrary to the current regulatory framework and to the previous actions of the government.

By Presidential Decree No. 2426/12 issued in December 2012, the current spectrum and telecommunication license general regulation was modified to allow the SC to allocate spectrum directly to government organizations (or organizations where the state is the main owner) without proceeding with a public auction as was required before this modification. It also mandates the SC to allocate the spectrum from the recently cancelled auction (which represents approximately 20% of current mobile spectrum available) to Argentine Satellite Solution Corporation S.A. (“ARSAT” – a company wholly owned by the Argentine government). See “Item 4—Information on the Company—Regulatory Framework—Regulatory Bodies and General Legal Framework” for a description of the dispositions of Decree No. 2,426/12.

In December 2012 the President announced the launching of a new state owned mobile service branded “libre.ar”. The business plan has not been presented and details of these operations were not disclosed yet.

The government’s dual-role, as both regulator and competitor, represents a significant change in the mobile industry. We cannot assure you that it could not open several risks to Personal’s business including possible adverse changes in the regulatory framework and the current market rules.

The lack of allocation of additional frequency bands is negatively affecting the quality of service of all the Argentine mobile operators and the evolution of the sector, exposing Personal to the loss of revenues, difficulties in developing new business, claims of customers and fines imposed by authorities. It could also adversely affect Personal’s competitive position and may require higher capital expenditures for Personal to continue providing high quality mobile services to its customers. See “Item 4—Information on the Company—Regulatory Framework—Other Regulations—Regulations Applicable to PCS Services” for a detailed description of Personal’s license.

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

Although Argentine mobile operators comply with the international security standards established by the World Health Organization and Argentine regulations, which are similar, our mobile business may be harmed as a result of these alleged health risks. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability. In addition, these concerns may cause regulators and municipalities to impose restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services and/or may require additional investments.

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

Operational risks could adversely affect our reputation and our profitability.

Telecom Argentina faces operational risks inherent in its business, including those resulting from inadequate internal and external processes, fraud, inability to perform certain operations required by the judiciary due to inadequate technology, employee errors or misconduct, failure to comply with applicable laws, failure to document transactions properly or systems failures. In addition, unauthorized access to the Company’s information systems or institutional sites could cause the loss or improper use of confidential information, unauthorized changes in the Company’s information and network systems or alterations to the Company’s information published on these sites. These events could result in direct or indirect losses, technical failures in the Company’s ability to provide its services, inaccurate information for decision making, adverse legal and regulatory proceedings, and harm to its reputation and operational effectiveness, among others.

Telecom Argentina has risk management practices at the highest levels designed to detect, manage and monitor the evolution of these kinds of operational risks, and for this purpose it established a Risk Management Committee in September 2012.

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

Nortel is our direct controlling shareholder. Sofora owns 100% of the common stock of Nortel, which represents 78.38% of the total capital stock of Nortel as of the date of this Annual Report. Sofora is 68% owned by Telecom Italia Group and 32% owned by W de Argentina–Inversiones.

Through their ownership of Sofora and the Shareholders’ Agreement between them, the Telecom Italia Group and W de Argentina–Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that, pursuant to the Shareholders’ Agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina–Inversiones have agreed among themselves to certain matters relating to the election of our directors and those of Nortel and Sofora and have given W de Argentina–Inversiones veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

We have engaged in and will continue to engage in transactions with these shareholders of Nortel and, at the present time, of Sofora, and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as indirect owners of Telecom Argentina’s capital stock and as parties with interests in these related party contracts.

Nevertheless, all related party transactions are made on an arm’s length basis and those which exceed 1% of Telecom Argentina’s shareholders’ equity are subject to a prior approval process established by Law No. 26,831 and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech Group (“Fintech”) to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea. See “Item 7—Major Shareholder and Related Party Transactions—Shareholders of Nortel.”

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

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

In addition, telecommunication labor organizations continue to request that we delegate currently outsourced tasks to Telecom Argentina’s employees.

If labor organization claims continue or are sustained, this could result in increased costs and greater conflict in the negotiation process. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.”

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

The Regulatory Bodies may impose increased penalties on Telecom Argentina and Personal.

The Regulatory Bodies have increased the number of cases and the amount of fines applied to Telecom Argentina mainly in connection with alleged delays in repairing defective fixed lines installation and/or installing new fixed lines. Additionally, the Regulatory Bodies have initiated various administrative procedures against Telecom Argentina and Personal related to temporary interruptions of services caused by various incidents. Lately the Authorities have threatened Personal with the applications of fines and the obligation to pay compensation to the clients involved. In many of these cases, we believe that the Authorities are misinterpreting the legal framework of our telecommunication license or exceeding the legal terms of the service provision. Neither final administrative nor judicial decisions on these cases have not been made yet. We cannot foresee whether the Regulatory Bodies based on the increased number of administrative complaints will seek to apply significant sanctions to Telecom Argentina or Telecom Personal, any of which could have an adverse effect on Telecom Argentina or Personal´s operations, financial situation, results of operations and cash flows. See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment.

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

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

Also, the Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences arguing different reasons. The Argentine Supreme Court in a case against “Cervecería y Malteria Quilmes” ruled that “non-remunerative” items resulting from collective bargaining agreements should be considered as salaries for all purposes. Such ruling creates a negative precedent in this matter and could imply increased labor costs for us. See “Item 8—Financial Information—Legal Proceedings—Labor Claims—Wage differences by food vouchers and non-remunerative sums.”

Additionally, we cannot assure you that after the recategorization process executed by Telecom Argentina in 2012 as a result of the agreements reached with the labor organizations, individual employee claims will not be filed regarding such recategorization process.

In the past, Personal was subject, and currently is subject, to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

Personal maintains agreements with VAS suppliers. Amounts billed to its customers resulting from these agreements are recorded as Personal’s revenues while commissions paid to VAS suppliers as a percentage of services billed to customers are recorded as expenses (Costs of VAS). Personal’s customers can subscribe to VAS services directly from the VAS supplier. During 2013 there was a significant increase of VAS revenues resulting in an increase of the customers’ claims regarding these services. Although Personal has taken actions in connection with the VAS suppliers in order to reduce risks regarding the provision of the services to its customers, we can not assure you that significant claims regarding VAS services will not be presented in the future.

As a result, Telecom Argentina and Personal may face increased risk of employment, commercial, regulatory and customers’ proceedings. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover from these matters, as it is described in “Item 8—Financial Information.”

The CNC regulates telecommunications services in Argentina and in its capacity is empowered to apply economic sanctions against licensees for breaches of the current regulatory framework. Recently, there has been a growing trend of imposing sanctions on Telecom Argentina for technical reasons, mainly related to the delay in repairing defective lines and/or installing new lines. In addition, there were an increased number of sanctions on Telecom Argentina and Personal regarding service failures. Although penalties are appealed in the administrative stage, if the appeals are not solved in our favor in administrative or judicial stage, or the penalties imposed by the CNC increased, it could have an adverse effect on our financial situation, results of our operations and cash flows. See “Item 8—Financial Information—Legal Proceedings—Regulatory Proceedings.”

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

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

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

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine government implemented a unified exchange market (Mercado Único y Libre de Cambios – MULC) with significant regulations and restrictions for the purchase and transfer of foreign currency.

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

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

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

As of December 31, 2013, we had approximately 4.1 million fixed lines in service. This is equivalent to approximately 20 lines in service per 100 inhabitants in the Northern Region of Argentina and 375 lines in service per employee.

As of December 31, 2013, our Internet business reached approximately 1.7 million accesses and our mobile business had approximately 20.1 million subscribers in Argentina and approximately 2.4 million subscribers in Paraguay.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Organizational Structure

The following chart shows our subsidiaries as of December 31, 2013, and jurisdiction of organization.

(*)	Dormant entity as of December 31, 2013.
(**)	On February 10, 2014 Personal’s Board of Directors approved the sale of its equity interest in Springville, which was completed on February 19, 2014.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Consolidated Subsidiary Information

The following table presents information relating to our consolidated subsidiaries for the year ended as of December 31, 2013:

Subsidiary(1)	Activity	Segment	Percentage of Ownership	Percentage of Telecom’s Total Revenues and other income(5)
Telecom Personal S.A.	Mobile Services	Personal Mobile Services	99.99	70.1
Núcleo S.A.(2)	Mobile Services	Núcleo Mobile Services	67.50	4.2
Springville S.A.(2)(3)(4)	Mobile Services	Personal Mobile Services	100.00	—
Telecom Argentina USA, Inc.	International Wholesale Services	Fixed Services	100.00	0.3
Micro Sistemas S.A.(3)	Electronic Equipment Sales	Fixed Services	99.99	—

Total				74.6

(1)	Personal and Micro Sistemas are incorporated in Argentina while Núcleo, Springville and Telecom Argentina USA are incorporated in Paraguay, Uruguay and the United States, respectively.
(2)	Interest held indirectly through Personal.
(3)	Dormant subsidiary as of December 31, 2013.
(4)	On February 10, 2014 Personal’s Board of Directors approved the sale of its equity interest in Springville, which was completed on February 19, 2014.
(5)	Includes service revenues, equipment sales and other income with third parties.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Recent Developments

Telecom Argentina’s Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at their meeting held on March 14, 2014, called a shareholders’ meeting to be held on April 29, 2014, to consider among other issues: (i) the allocation of Telecom Argentina’s retained earnings as of December 31, 2013 suggested by the Board of Directors as follows: P$9 million to the legal reserve; P$1,202 million (P$1.24 per outstanding share) for distribution of cash dividends in two equal installments of P$601 million each, the first one to be paid on May 8, 2014 and the second one during September 2014, and P$1,991 million to a Voluntary Reserve for Capital Investments; and (ii) the delegation of authority in Telecom Argentina’s Board of Directors to determine the allocation of the Voluntary Reserve for Capital Investments.

Personal’s Board of Directors called for the Annual Shareholders’ Meeting and approved disaffecting the Reserve for Future Cash Dividends

Personal’s Board of Directors, at their meeting held on March 14, 2014, decided to call an ordinary and extraordinary shareholders’ meeting to be held on April 23, 2014, which, among other issues, will consider the allocation of P$2,664 million of retained earnings as of December 31, 2013 to a Reserve for Future Cash Dividends and the delegation of authority in the Board for disaffecting and distributing such reserve, based on the proposal made by the Board of Directors.

The Board of Directors also approved disaffecting the remaining amount of the Reserve for Future Cash Dividends for an aggregate amount of P$250 million to distribute as cash dividends on March 21, 2014.

Sale of the Equity Interest in Springville

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of its entire equity interest in Springville (representing 100% of Springville’s capital stock), a company incorporated in Montevideo, República Oriental del Uruguay. The price of the transaction was US$ 27,223, which was collected by Personal on February 19, 2014 (equivalent to P$0.2 million).

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine government sold 60% of the common stock of Sociedad Licenciataria Norte S.A. to Nortel, a holding company formed by a consortium of investors including Telecom Italia, among others. In 2003, Nortel’s common stock was transferred to an Argentine company named Sofora. As of the date of this Annual Report, Sofora is held 68% by the Telecom Italia Group and 32% by W de Argentina–Inversiones, a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group. See “Item 7—Major Shareholders and Related Party Transactions—Shareholders of Nortel.”

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.

On December 10, 2013 Tierra Argentea completed the transfer to Fintech of (i) Class B Shares of Telecom Argentina, representing 1.58% of the capital stock of such company, and (ii) Nortel’s ADRs representing 8% of the aggregate Series “B” Preferred Shares of Nortel.

The transfer of the shares held by the Telecom Italia Group in Sofora is conditional upon prior approval by regulatory authorities. See “Item 7—Major Shareholder and Related Party Transactions—Shareholders of Nortel”.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s common stock was transferred as Class C Shares to a Share Ownership Plan for certain former employees of ENTel and CAT by the Argentine government, and the remaining 30% of Telecom Argentina’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. A portion of the shares in the Share Ownership Plan has been sold in the public market, and the remaining shares resulting from the Share Ownership Plan are being gradually converted into Class B Shares. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

THE BUSINESS

General

As of the date of this Annual Report, we conduct our business through five legal entities, each representing a distinct operating segment. We aggregate these operating segments into three segments – Fixed Telecommunications Services (“Fixed Services”), Personal Mobile Telecommunications Services (“Personal Mobile Services”) and Núcleo Mobile Telecommunications Services (“Núcleo Mobile Services”) – according to the type of products and services provided and taking into account the regulatory and economic framework under which each entity operates.

The companies we aggregated to create the segments are as follows:

Segment	Consolidated Company / Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas(1)

Personal Mobile Services	Personal
Springville(1)(2)

Núcleo Mobile Services	Núcleo

(1)	Dormant entity as of December 31, 2013.
(2)	On February 10, 2014 Personal’s Board of Directors approved the sale of its equity interest in Springville, which was completed on February 19, 2014.

Fixed Services. Telecom Argentina owns a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region since the market was open to competition. Telecom Argentina expanded its network in the Southern Region of Argentina providing nationwide services. Fixed services are comprised of the following:

•	Basic telephone services. Telecom Argentina provides Basic telephone services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2013, Telecom Argentina had approximately 4.1 million lines in service;

•	Interconnection services. Telecom Argentina provides interconnection services, which primarily include access, termination and long-distance transport of calls;

•	Data transmission and Internet services. Telecom Argentina provides data transmission and Internet services, including traditional Broadband and mobile Internet, Internet dedicated lines, private networks, national and international video streaming, transportation of radio and TV signals and videoconferencing services. As of December 31, 2013, Telecom Argentina had approximately 1.7 million Internet accesses;

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•	Information and Communication Technology Services. Telecom Argentina provides ICT services, datacenter services, telecommunications consulting and value-added solutions;

•	Other telephone services. Other services provided by Telecom Argentina include supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services; and

•	Sale of equipment.

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

As of December 31, 2013, Personal had approximately 20.1 million mobile subscribers in Argentina and Núcleo had approximately 2.4 million in Paraguay.

See Note 28 to our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2013, 2012 and 2011—Results of Operations by Segment” for additional information as to our results of operations by segment.

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

The Argentine government has taken certain measures that have affected revenues from the services we provide. Since the enactment of the Public Emergency Law in January 6, 2002, the rates charged by Telecom Argentina for fixed line services such as measured service, monthly basic charges, public telephone service, domestic, national and international long-distance, installation charges and most of supplementary services (except for lines and equipment maintenance) have been pesified (Regulated Services since the Transfer Date). We cannot predict when the Public Emergency Law will cease to be effective or how these or other government regulations may affect our future revenues. See “—Regulatory Framework—Rates—Rate Regulations” below and “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

On the other hand, interconnection services, data transmission, Internet services, ICT services and sale of equipment are not regulated services subject to a price cap regulation.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Telecom Argentina’s Telephone Network

Telecom Argentina’s fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the deployment of Telecom Argentina’s telephone network:

	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Number of installed lines(1)	4,699,254	4,850,554	4,792,530	4,688,977	4,595,043
Net lines installed (during each year)	(151,300)	58,024	103,553	93,934	152,414
Net lines installed cumulative(2)	3,128,290	3,279,590	3,221,566	3,118,013	3,024,079
Number of lines in service(3)	4,123,795	4,127,858	4,141,135	4,107,082	4,060,260
Net lines in service added for the year	(4,063)	(13,277)	34,053	46,822	50,204
Net lines in service added cumulative	2,721,826	2,725,889	2,739,166	2,705,113	2,658,291
Lines in service per 100 inhabitants(4)	20	21	21	21	21
Pending applications(5)	91,950	152,210	133,977	83,984	77,172
Public phones installed	33,650	36,813	40,079	44,846	50,275

(1)	Reflects total number of lines available in Switches.
(2)	Cumulative net lines installed since the Transfer Date.
(3)	Includes lines customers, own usage, public telephony and ISDN channels.
(4)	Corresponds to the Northern Region of Argentina.
(5)	Corresponds to lines requested by clients, but not yet installed.

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

a) Retail – Residential and Business Customers

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice. The number of pulses varies depending on the type of customer. As of December 31, 2013 and 2012 approximately 82% of lines in service were for residential customers and public telephony and approximately 18% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to certain retired individuals and low-consumption residential customers.

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

Local minutes were approximately 9.7 billion in 2013, 10.6 billion in 2012 and 11.5 billion in 2011. During the past three years, despite increased economic activity in Argentina the volume of local minutes has decreased due to the strong growth in mobile telephony and the resulting migration of traffic to mobile service. During 2013, revenues from local traffic continued to increase leveraged by the growth of lines with minutes included in the plan and subscription plans, despite the drop in traffic volume. Also, and to adjust the portfolio to customers’ needs, new local calling plans were launched to lower-consumption customers.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Domestic long-distance minutes were approximately 2.5 billion in 2013, 2.6 billion in 2012 and 2.8 billion in 2011. Ever since the Northern Region was opened to competition in 1999, Telecom Argentina has maintained its position as the regional market leader for domestic long-distance traffic. During 2013, deploying a similar strategy to that which was adopted for local traffic, we maintained sales of targeted and selective flat-rate plans positioned to maintain average revenues generated by customers.

In the year ended December 31, 2013 approximately 79% of measured service revenue was generated by residential customers, and approximately 21% was generated by business, professional and government customers and, in 2012, approximately 79% of measured service revenue was generated by residential and professional customers, and approximately 21% was generated by business and government customers.

International Long-Distance Service. International long-distance traffic minutes increased to 241 million in 2013 from 237 million in 2012 and from 226 million in 2011, mainly due to an increase in the MOU (Minutes of Use) of residential customers.

Since 1992, international rates have been reduced annually as a consequence of the application of the Price Cap described in “Regulatory Framework—Regulatory Enviroment—Rate Regulations—Price Cap.” Telecom Argentina also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new fixed lines. Telecom Argentina offers discounts in multiple localities to reduce the rate authorized by the government, with the aim of stimulating demand in those areas. The penetration of fixed-line telephony has been affected by the maturity of the Argentine market.

Public Telephone Services. As of December 31, 2013, there were 33,650 public lines installed of which 2,514 are in the Southern Region. Local and domestic long-distance traffic experienced a systematic reduction as a result of a strong development in the mobile industry in Argentina. As a result, public telephony traffic for 2013 fell to 112 million minutes, from 166 million minutes in 2012 and 202 million minutes in 2011. The traffic in domestic long-distance public telephony was 79 million minutes in 2013, 97 million minutes for 2012 and 120 million minutes for 2011. The traffic in international long-distance public telephony has experienced a reduction to 45 million minutes in 2013 from 60 million minutes in 2012 and 70 million minutes in 2011.

Other Domestic Telephone Services. Telecom Argentina provides dedicated lines to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, Telecom Argentina receives revenues from dedicated analog urban/inter-urban lines. These revenues are calculated according to the price for long-distance codes of urban/interurban calls. Additionally, other domestic telephone services include charges for supplementary services (such as call waiting, call forwarding, conference calls, caller ID, voicemail and itemized billing).

Data Transmission Services. The data services business includes nationwide data transmission services, virtual private networks, symmetric Internet access, national and international signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies. Telecom Argentina also provides certain Value Added Services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are mainly Ethernet and IP services.

During 2013, we maintained our focus on ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the World Class multi-site network of Datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The following table illustrates the evolution of Internet services:

	December 31,
	2013	2012	2011
Fixed access lines(1)	1,706,787	1,629,294	1,550,098
Arnet subscribers	1,686,982	1,621,643	1,539,719

(1)	Includes accesses in the Northern Region and the Southern Region. Accesses refer to connections to Internet services offered by Telecom Argentina.

The market for Broadband has experienced growth in 2011, 2012 and 2013 throughout the country, increasing 15%, 9% and 7%, respectively. Broadband can be delivered through three technologies: cable modem, ADSL and mobile; cable modem and ADSL being the most widely used. In the local market, ADSL connections exceeded the number of cable modem and mobile connections. Telecom Argentina markets its ADSL service through its Arnet brand and in partnership with other ISPs.

During the last five years, Telecom Argentina continued to increase its customer base. As of December 31, 2013, we reached approximately 1.7 million accesses. During 2013, our efforts to communicate effectively with our customers and special offers with competitive prices according to segment helped us to maintain the leadership of our products under the brand Arnet.

Continuing the evolution of Internet access services, during the year 2013 services focused on offering higher speed access to customers.

In 2013 Telecom Argentina expanded the bundling of Broadband and voice services, by launching a fixed monthly payment plan for residential customers which includes packs of calls from a fixed-line to a mobile phone.

Also, in 2013, “Arnet Play” (the video streaming service for Telecom Argentina’s residential customers) was significantly improved, increasing the video offers.

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

In response to the constant changes demanded by the market, Telecom Argentina maintained its strategy to position itself as the integrated provider for large customers through the offer of convergence ICT solutions, including fixed and mobile voice, data, Internet, multimedia, ICT, datacenter and application services through sales, consulting, management and specialized and targeted post-sale customer services.

The main solutions and businesses developed during 2013 included:

•	Renewal of a contract for the management of 911 emergency calls in a northern province of Argentina.

•	Telecom Argentina was chosen to provide data center services of the major national sugar cane refinery for the production of food and paper.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•	Telecom Argentina was chosen to provide data center services of a major multinational fast food company.

Additionally, the following projects are underway and are expected to be completed in 2014:

•	implementation of a software to manage and control services allowed in corporate mobile lines of an important national bank

•	installation of a trunked communication network for security service calls for a subway network in the metropolitan area of Buenos Aires City.

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

Telecom Argentina continued to strengthen its position as a provider of solutions for the broadcasting segment by offering transportation solutions for audio and video signals both as dedicated private links and on the Internet. We provided solutions to cable operators and TV channels for the distribution of video signals. In 2013, we continued to increase the number of clients connected to Telecom Argentina’s video matrix located in the city of Buenos Aires.

In 2013 Telecom Argentina continued executing a contract to transport and distribute signals in Open Digital TV (Television Digital Abierta) for ARSAT. Also Telecom Argentina has transmitted, among others, the video signal of The Four Nations Rugby Championship from the places where the events took place to central distribution in the British Telecom Tower in London.

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

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 632 million minutes in 2013, 676 million minutes in 2012 and 727 million minutes in 2011.

Telecom Argentina is connected to international telecommunications networks mainly through the following submarine Fiber Optic cables: Americas 2 (USA), Columbus 3 (Europe), Atlantis 2 (Brazil – Europe), Sea-Me-We (Europe – Asia), Bicentenario (Uruguay), Latin American Nautilus (LAN), a company in the Telecom Italia Group, and other minor cables.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In order to meet the growth in our Internet access base, Telecom Argentina has acquired several IRUs on a submarine facility of Latin America Nautilus (LAN) (a subsidiary of Telecom Italia), which connects Argentina with the U.S. (Miami) in a submarine fiber optic ring. These rights, which last for 15 years, allow the interconnection of the IP backbone of Telecom Argentina with IP Transit providers in Miami. Telecom Argentina has also contracted Transit IP in Buenos Aires to ensure better performance regarding regional traffic.

Through our wholly owned subsidiary in the United States, Telecom Argentina USA, Inc., a corporation organized under the laws of the State of Delaware, we were granted a Section 214 authorization by the Federal Communications Commission, or the FCC, to provide global international facilities-based and resale services. Telecom Argentina USA’s business, at the moment, is focused mainly on wholesale long-distance international traffic consequently on February 3, 2014 its Board of Directors decided to discontinue the retail services it had been providing (pre-paid calling cards and call forwarding service) and to surrender the authorization under Section 214 needed therefore, which was accomplished, after FCC approval, on April 1, 2014.

Telecom Argentina USA, routes the majority of its wholesale traffic through its own switching capabilities. In 2013, Telecom Argentina USA, Inc., continued operating a node of high-definition video in Miami, thus extending the Telecom video matrix to the international market.

Network and Equipment

In line with previous years, coverage, capacity, quality and availability have been the focus of the development of Telecom Argentina network strategy in 2013.

Telecom Argentina continued the deployment of fiber optic connections to ensure that Broadband availability in each city satisfies the customers’ increasing demands.

In order to improve the availability of the Internet and data access services, Telecom Argentina has started to deploy the new Multiservice Broadband Network Gateway (“MSBNG”) architecture with the Aggregation Node (“AGN”) equipment in the AMBA area.

We also improved the availability of the IP Backbone core (“BBIP”) by introducing three disjointed paths of fiber optic networks / DWDM.

Moreover, in 2013, Telecom Argentina launched a three-year plan aiming to change the transport network from a multiprotocol network to a higher homogeneous network in a unique protocol with high availability (Multiprotocol Label Switching – “MPLS”).

Broadband services are the most demanded services, requiring the creation of concentration points in the north area of the country in order to distribute the traffic and to significantly improve the user experience. To this end, the BBIP has to be extended to each provincial capital. In 2013 the BBPI was extended to Chaco, Corrientes, Misiones and Formosa, which involved the creation of new Point of Presence (“POP” – connecting nodes) and increased bandwidth transport.

Moreover, the deployment of a MPLS network for packet transport (“PTN” or “Packet Transport Network”) at 10 Gbps was initiated, which will cover all regional nodes throughout all the interurban fiber optic. This deployment will improve bandwidth availability in additional cities and will allow a more efficient use of the bandwidth. In 2013, approximately 80% of the planned nodes were in the process of implementation.

The deployment of NGN continued in order to satisfy the demand for new lines and reach the customers’ homes with an increasingly higher capacity. Also, in order to ensure proper TDM equipment operation, Telecom Argentina continued with a Service Level Agreement (“SLA”) with the TDM technology providers, which expire in 2015.

In response to Telecom Argentina customers’ need for more bandwidth, the plan to shorten the loop continued which enhances current Broadband capacity and also allows Telecom Argentina to provide customers with fiber optic technology at even greater speeds. Additionally, it allows us to offer value-added services that require greater bandwidth.

Also, the FTTC strategy has continued in areas with saturated copper cabinets and the FTTB strategy has been expanded into new buildings.

At the end of 2013, the implementation of the multiservice network was almost finalized in AMBA and other cities of Buenos Aires province, which uses MPLS- TP technology and enables the same connection site to provide various services with high-capacity levels.

Regarding operations, MPM continued to be implemented on the fixed access network. When a cabinet area needs to be restored, MPM helps maintain the improvements achieved over time. In 2013, about 270 areas of cabinets were restored reaching more than 2,400 restored areas using the MPM restoration methodology and more than 6,500 restored areas using all restoration methodologies.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Work also continued to replace telephone poles. In 2013 Telecom Argentina has replaced more than 53,000 poles (including replacement of wooden poles by others of wood or cement).

Personal Mobile Services and Núcleo Mobile Services

We provide mobile services via cellular and PCS networks through our subsidiaries in Argentina and Paraguay.

Mobile Telecommunication Services in Argentina—Personal

The market for mobile telecommunications services in Argentina is characterized by constant growth and intense competition. Operators are generally free from regulation to determine the pricing of services, with the limited exception of CPP charges for termination of calls originating on a fixed line network. See “—Regulatory Framework—Regulatory environment—Other Regulations—Calling Party Pays—CPP.” There are currently three mobile operators offering nationwide service. The penetration of mobile service in Argentina has increased from approximately 134.2% of the population as of December 31, 2011, to approximately 139.4% in 2012 and to approximately 148.5% in 2013. This information regarding penetration of mobile service is an estimate, as there are no official statistics published in Argentina, and only considers lines serviced by the three operators providing nationwide mobile telecommunications services (i.e., it does not include Nextel).

Service providers in Argentina are making significant capital expenditures in new network infrastructure for the deployment of 3G (and HSPA+) technology, which allows for the higher transmission speeds required for Value Added Services such as data transfer, video calling and Internet browsing.

Our mobile telecommunications services in Argentina are provided through our subsidiary, Personal. We provide mobile services throughout Argentina via STM, SRMC and PCS networks. Personal utilizes GSM and 3G technologies in its networks and primarily offers its services of STM and SRMC services on the 850 MHz frequency band and PCS service on the 1,900 MHz frequency band.

Personal’s business continues growing. From December 31, 2012, to December 31, 2013, its subscriber base in Argentina grew approximately 6%. As of December 31, 2013, Personal had approximately 20.1 million subscribers compared with approximately 19.0 million subscribers as of December 31, 2012, and approximately 18.2 million subscribers as of December 31, 2011.

a) Residential and Business Customers

Personal subscribers are offered a variety of flexible pricing options for mobile services. These options include prepaid, post-paid and mixed plans.

On December 17, 2013, the SC issued Resolution 26/13, which changed the billing unit of measurement for calls originating on mobile communications. Such resolution established that calls will be charged per second and the pricing of each call will consist of a fixed value corresponding to the initial communication block (including up to 30 seconds), plus additional charges per second, after the 30th second of communication has elapsed (See “—Regulatory framework—Regulatory environment—Change in the valuation method of mobile services and information on the conditions of commercial mobile plans”).

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Under both plans, a subscriber pays a monthly bill consisting of a monthly user fee plus Value Added Services and a charge for airtime used in excess of the amount included in the plan. These plans generally offer a specified number of free seconds per month. Once the free seconds have been used, the subscriber can continue using the mobile service at a set price per second. The charges for additional airtime will be added to the next month’s bill. Under the National Flat Rate Plan, a subscriber can make calls to and from any location within Argentina at a constant rate because the airtime rate includes the local public network, national long-distance and national roaming. Under the Local Flat Rate Plan, where the airtime rate includes the Local Public Network and Roaming, a subscriber can make local calls within any locality in the country but calls from one locality to another are charged at an extra rate.

Cuentas Claras. Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract credit per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system. Under this plan, a subscriber can use its monthly credit or its pre-paid credits for calls, such as social network access, e-mail or data allowance for browsing the Internet, as well as specific contacts (on-net numbers) that can be contacted by voice or SMS on a free basis.

The following table presents information regarding Personal’s post-paid, prepaid, “Cuentas Claras” and total mobile subscriber bases for the periods indicated:

	As of December 31,
	2013	% of Total	2012	% of Total	2011	% of Total
Mobile subscribers:(1)
Prepaid	13,539,423	67.4	12,720,001	67.0	12,414,127	68.2
Post-paid	2,417,344	12.0	2,386,656	12.6	2,178,645	12.0
“Cuentas Claras”	3,878,962	19.3	3,476,512	18.3	3,138,755	17.3
Mobile Internet	252,188	1.3	392,081	2.1	461,950	2.5

Total	20,087,917	100.0	18,975,250	100.0	18,193,477	100.0

(1)	Mobile subscribers mean total registered and active mobile subscribers at the end of the relevant period. An “active mobile subscriber” is a mobile subscriber who made or received three phone calls within the last 90 days of such relevant period.

New products and services. Personal continued to deepen its strategy based in the concept “Cada Persona es un Mundo – Each Person is a World” with the launch of various products, promotions and benefits to meet the diverse communication needs of different types of customers. The quality in customer experience continued as the strategic axis that crossed all the initiatives developed by Personal during 2013.

Personal also increased the granting of benefits in recharges and service packages for its customers, optimizing their plans’ convenience. It also introduced a new benefit for customers with monthly bills, allowing unused airtime in a month to be used in the next month.

The unlimited Internet service per day, an innovative offer launched by Personal in early 2011, increased by approximately 42% penetration on active “Cuentas Claras” and Prepaid customer base during 2013.

Furthermore, Club Personal, the loyalty program with more than 5.6 million members and over 500 participating businesses, continued to evolve from its base resegmenting, expanding the differential benefits for its members.

In relation to the strategy of contacts with customers, Personal presented a new model of personal assistance in commercial offices around the country, which is based on the experience and education of each customer, to respond to their needs and increase its satisfaction. During 2013, three sales offices were opened with the new model across the country. Thus, the sales network of Personal reached 69 offices with a presence in several major cities.

Finally, Personal continued its strategy of repositioning its brand, with the realization of the 9th edition of Personal Fest, the most important international music festival in Argentina, which attracted more than 50,000 people over two days. This event was broadcast online, reaching more than 500,000 people who enjoyed the festival virtually.

Personal’s ARPU was approximately P$66.8 per month for 2013 and P$57.7 per month for 2012.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

b) Wholesale

International Business. During 2013, Personal continued to position itself as a benchmark in international roaming services, expanding 3G data coverage in order to provide a better user experience to its subscribers.

Personal entered into over 280 data agreements (GPRS/EDGE) reaching over 135 3G launchings of a total of 325 international roaming agreements, which provide service in 165 countries.

In order to increase the number of roaming destinations Personal implemented a second Roaming Hub which expanded international coverage.

Also, Personal enhanced the coverage of destinations reached by the International SMS service through two contracted SMS Hubs, which enable greater flexibility and reliability of the service.

We implemented the IPX technology with the aim to improve customers’ experience regarding data roaming services. Through this technology, the interconnection is made by signaling and GRX solution which allows Personal to faster and efficiently satisfy the increased bandwidth customers’ demands.

In order to reveal data consumption by customers abroad, and to be in line with the global policies of the GSM Association, during 2013 Personal added the following features to its international services:

•	Warning notifications via SMS to customers regarding their consumption.

•	Implementation of daily data consumption cap which is automatically reset.

•	Communication updates via text messages received abroad by our customers (SMS Welcome).

Also, Personal implemented and widely communicated daily offer packages of voice, SMS and data services for the most popular destinations visited by customers during vacation and based on their historical consumption.

Personal continues increasing its penetration of international services. Currently over 415,000 monthly packs (+50% compared to the previous year) are sold.

Personal participated in events organized by foreign groups in Argentina, increasing its position in international services with tailored offerings for different demographic segments.

Domestic Business. During 2013, Personal continued to strengthen its relationship with operators and suppliers of telecommunication services, Cooperatives Federations and clearing house services suppliers. Personal renewed contracts with existing operators of such services or entered into new ones. Also, Personal signed new agreements with cooperatives to install new sites in their towns in order to achieve or improve mobile coverage in those areas. On the other hand, Personal continues contracting non-conventional sites for the same purpose. In addition, Personal expanded agreements with other operators of resources and facilities (data links and transmission, interconnection resources, origination, termination, minutes transport, conventional and non-conventional site leases and domestic roaming) that contributed to the development of Personal mobile network, improving the quality of the services offered to its customers.

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

To this end, Personal’s radio access network is supported by a regional transport network that is shared with the fixed telephony business. To the extent possible, the switching core shares the facilities with other switches in the Telecom Group, and all data services are supported by the public backbone of the Group.

In order to improve coverage and capacity of the mobile access network, Personal performs continuous measurements of relevant parameters and benchmarks with the network’s competitors.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In 2013, the 2G network continued growing primarily in terms of capacity to accompany the increase in data traffic and to compensate the reduction of spectrum reassigned to 3G. By the end of 2013, Personal had over 3,500 2G sites distributed throughout the country.

Personal continued to deploy a 3G access network with over 3,150 sites as of December 31, 2013. Consequently, 3G access network increased its capacity in existing sites after the activation of the spectrum assigned from the 2G network and the construction of “six-sectors” technology (which allows a more effective use of the spectrum), allowing to satisfy the increasing demand for mobile Internet services.

Also, Personal continued the strategy of maximizing the deployment of radio bases linked by fiber optic in order to ensure bandwidth availability to address current and future needs. Also, a 3G second carrier was launched.

Moreover, Personal worked on the MPM methodology expansion, reaching more than 75 sites with restored radio base, which allows Personal to reduce radio bases unavailability and to maintain the improvements achieved over time.

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

During 2013, the telecommunications sector in Paraguay showed good performance, with growth levels above 9% compared to 2012. As of December 31, 2013, Núcleo had approximately a 33% share of the market for mobile telecommunications services in Paraguay. The subscriber base increased 5% as compared to the previous year. As of December 31, 2013, Núcleo had 1,935,558 pre-paid subscribers, 297,474 subscribers with the service plan “Plan Control,” 29,035 post-paid subscribers and 152,684 mobile Internet subscribers.

Núcleo communicative actions in early 2013 were focused on Number Portability, working on transparency and awareness about the impact of the customers’ ability to choose the operator maintaining the same number.

Since midyear 2013, Núcleo has focused on a new concept titled “Recharge your Personal and get direct benefits in calls, messages and Internet”. The objective aims to highlight the convenience of recharging credit, offering a variety of benefits associated with recharging as well as emphasizing the synergy between offers, communication and point of sales, giving a customer experience focused in recharging of credit.

Also, consumption of value-added services, mobile financial services and the Internet, were encouraged in order to increase the customer’s demand. This effort is focused on the younger segment which primarily consumes such products (i.e. music, games, and sports). With respect to Internet, Núcleo was the first company in the market that launched LTE, and focused its communication campaign in its speed and its “Mega Experience”.

Núcleo’s Network and Equipment

Núcleo deployed the first LTE network in Paraguay and was then followed by other operators. For the deployment of the network, 80 sites were installed in 1,900 MHz covering all of the city of Asuncion.

Other major developments in 2013 include the following:

Paraguay Dream Project: In order to update the access network, Núcleo completed Phases 1 and 2 of the project, making the swap of 186 mobile sites in Asunción and the entire Central Department.

Coverage expansion: 190 new cell sites were installed in Paraguay, representing an increase of 32% of the total network.

Quality and Capacity Improvement: Núcleo has expanded its mobile network to satisfy the increasing voice and data traffic. For this purpose, 1,138 new cells have been installed, representing a 69% increase in network capacity. In addition, 2 new controller nodes (RNC) have been installed and the existing RNCs have been expanded.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Core: Núcleo continued to expand its circuit core and package core by upgrading the hardware and software at all network nodes. In addition, Núcleo completed the replacement of the MSC (Mobile Switching Center) in Asunción and Ciudad del Este through the installation of two new nodes with Blade Cluster architecture, which is the latest version of hardware and software available in the mobile telecommunication market.

Transmission: While expanding the transmission network, Núcleo expanded coverage of the network by providing Internet access services to the Corporate sector. Additionally, Núcleo is completing the extension of the DWDM Network in the north of Paraguay adding 513 Km of fiber optic, which will result in a security ring of this area.

Finally, in Ciudad del Este, the installation of a new transport network called IPRAN was completed by Núcleo. This new transport network will meet new capacity requirements and provide the scalability, and flexibility that the evolution of the traffic of mobile network requires.

Competition

Fixed Services

Basic Telephony and International Long-Distance Services. Before November 1999, Telecom Argentina held an exclusive license to provide Basic telephone services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (commercially known as Telmex), Impsat (commercially known as “Level 3 Communication” formerly “Global Crossing”), IPlan, Comsat, Telecentro, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the rates it charges for its services and experience limited loss in market share in the Northern Region.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Nextel Argentina provides trunking telephony and other telecommunications services in Buenos Aires and cities in the interior. Nextel Argentina’s service currently focuses on business subscribers in the main cities of Argentina.

The acquisition and retention of high-value customers continues to be a key factor to Personal’s strategy, which is focused on maintaining customer’s consumption through the launch of new products and services that enable retention of existing customers.

See “—Regulatory Framework—Regulatory Environment—Decree No. 764/00” for a description of Number Portability and also “Regulatory Framework—Other Regulations—Regulations Applicable to PCS Services” for additional details on Personal’s license.

Mobile Telecommunications Services in Paraguay. Currently, there are four participants in the mobile telecommunications services market in Paraguay. As of December 31, 2013, Núcleo’s major competitor was Tigo (a Millicom International Cellular subsidiary).

REGULATORY FRAMEWORK

Regulatory Bodies and General Legal Framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The activities of Telecom Argentina and Personal are supervised and controlled by the CNC, a governmental agency under the supervision of the SC (which is presently supervised by the Ministry of Federal Planning, Public Investments and Services). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies, which are applicable to telecommunications services, to ensure that these policies are applied, to review the applicable legal regulatory framework, to approve the frequency band scheme, to act as the enforcing authority with respect to the laws governing the relevant activities, to approve tariffs for basic fixed services and to resolve administrative appeals filed against CNC resolutions, among others.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Licenses granted as of December 31, 2013

To Telecom Argentina

As of December 31, 2013, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	local fixed telephony;

•	public telephony;

•	domestic and international long-distance telephony;

•	domestic and international point-to-point link services;

•	domestic and international telex services;

•	Value Added Services, data transmission, videoconferencing and transportation of audio and video signals; and

•	Internet access.

To the Company’s subsidiaries

As of December 31, 2013, the Company’s subsidiaries have been granted the following licenses:

•	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina and data transmission and Value Added Services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services; and

•	Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services (STM) in Paraguay as well as PCS services in certain areas of that country. In addition, Núcleo has been granted a five-year renewable license to provide Internet services, data transmission and videoconferencing throughout the country.

Radio electric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1,900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. This auction was canceled by SC Resolution No. 71/12 for reasons of opportunity, merit and convenience of the Argentine government.

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

Also, the mentioned Decree instructed the SC to confer to Argentine Satellite Solution Corporation S.A. (“ARSAT” – a company wholly owned by the Argentine government) the authorization for the use of the frequencies involved in the auction approved by Resolution SC No. 57/11.

The mentioned decree also amended Article 8 of the Regulation for Telecommunications Services Licenses in force, incorporating the following provision: “Article 8 bis – Mobile Virtual Network Operator. Those interested in offering mobile services that do not have radio spectrum frequencies assigned for the provision of these services must have the license for telecommunications services and the registration as Mobile Virtual Network Operator. Mobile services operators will be responsible for the services rendered to its customers and are liable for the application of the respective sanction system. The regulatory authority may issue the application and interpretation acts that it deems appropriate.”

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Plan also provided for: (i) the immediate liberalization of paid telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses. Beginning in late 1999, two new operators, formed by independent operators, mobile operators and cable television operators were permitted to offer services. These new operators, together with the existing licensees of Basic telephone services, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing before the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “—Decree No. 764/00” below

During the “Transition Period” (1998-1999), new regulatory obligations were also introduced with respect to quality and service targets applicable to both Telecom Argentina and Telefónica.

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

During 1999, competition in local, national and international long-distance services was established among Telecom Argentina and Telefónica and Compañía Telefónica del Plata (CTP, Movicom Bell South) and Compañía de Telecomunicaciones Integrales S.A. (CTI, now Claro), the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (Telmex), Impsat (Level 3 Communication – formerly Global Crossing), Comsat, IPlan, Telecentro, Telefónica and Telecom Argentina.

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

The basic guidelines for these regulations are as follows:

General Regulation of Licenses. This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, mobile, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services and there are no restrictions on participation by foreign companies. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to obtaining a license. This regulation governs the license through which Telecom Argentina offers services in the Southern Region and supplements Telecom Argentina’s obligations pursuant to its preexisting licenses.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Interconnection Regulation. Compared to the prior interconnection regulation (Decree 266/98), this regulation provides for a reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of Local Loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which were subject to future regulations.

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

On November 4, 2013, the SC, through its Resolution No. 21/13, modified the Number Portability Regime (“NP”) approved by SC Resolution No. 98/10, providing among other things, that the period for complying with a request cannot be more than five business days starting from the receipt of the application by the Database Administrator.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members appointed by the SC, one member appointed by the CNC, three members appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with prior approval by the SC.

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

On December 1, 2010, the SC issued Resolutions No. 147/10 and No. 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to provide the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented using SU Fund resources, through public biddings. The first bid for the “Internet for educational institutions” program for 4,900 schools, was awarded to Telecom Argentina, among others. Telecom Argentina is finishing the installation of the last project facilities, which will reach 1,540 schools and generate revenue to us from the FFSU of approximately P$5 million per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority to be redefined. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of this Annual Report, the auction is in pre-award stage.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution includes several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 558/08 was issued. It also states that telecommunication providers may discount the amounts incurred in the implementation of the SU Initial Programs from the contributions to the SU Fund until the SC determines if those Initial Programs qualify as such. However, if as a result of the SC’s verification some amounts are not recognized as “Initial Programs,” those amounts would have to be contributed into the SU Fund or would have to be allocated to develop SU projects previously approved by the SC.

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

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance – particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the deregulation of the market and effectiveness of the first SU regulations, incumbent operators have not received any set-offs for the services rendered under the SU regime.

Pursuant to Resolutions SC No. 80/07, SC No. 154/10 and CNC No. 2,713/07, Telecom Argentina has estimated for that SU Initial Programs a receivable of P$1,457 million (unaudited) for the period initiated in July 2007 through December 31, 2013, and has filed its calculations for approval by the SC. This receivable has not yet been recorded since it is subject to approval of the SU programs and review of the SC.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting to approximately P$1,220 million since July 2007 and included in the above-mentioned receivables – are not considered an Initial Indicative Program. Such resolution was appealed by Telecom Argentina. As of the date of this Annual Report, the outcome of this appeal is still pending.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately P$534 million and are included in the credit balance mentioned in the third paragraph of this section.

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

In March 2011, Personal submitted to the SC a P$70 million investment project, pursuant to SC Resolution No. 9/11, for the development of network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. As of the date of this Annual Report, SC approval of this project is still pending.

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

Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

In the normal course of business, telecommunication service providers face the possibility of incidents in their networks or other assets which could have varying impacts on the services provided to customers. The regulatory framework applicable to Telecom Argentina and Personal provides for the possibility of interruptions in the provision of services and also allows for the suspension of service in case of unforeseen circumstances or force majeure. In particular, the list of conditions of the Mobile

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by Resolution SC No. 60/96) provide for a penalty regime taking into account the period of the service interruption, exempting from any sanction the total service provision interruption of no more than 24 hours and partial service interruptions for periods of less than seven days. The Telecom Group seeks to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has recently initiated various administrative procedures against Telecom Argentina and Personal related to various network incidents, including some originated by cases of unforeseen circumstances or force majeure, imposing penalties of various amounts for the companies of the Telecom Group.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident and impact	Sanctions
06/12/2012	Telecom Argentina	2 1⁄2 hours (affecting certain services in some cities)	Fine of approximately P$0.6 million.

06/12/2012	Personal	2 1⁄2 hours (affecting certain services in some cities)	Fine of approximately P$0.6 million and P$10 of reimbursement to each customer affected, with a penalty of P$4,690 for each day of delay in complying with the reimbursement.

03/08/2013	Personal	2 hours (affecting certain services in some cities)	Fine of P$6 million and P$30 of reimbursement to each customer affected, with a penalty of P$140,700 for each day of delay in complying with the reimbursement.

04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately P$2 million and P$60 of reimbursement to each customer affected, with a penalty of P$140,700 for each day of delay in complying with the reimbursement.

05/10/2013	Personal	10 hours (affecting certain services in some cities)	Fine of approximately P$0.6 million and a daily fine of P$1,407 per day of delay in complying with reporting required by the CNC with respect to the incident.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, arguing that these penalties should not be imposed. As of the date of this Annual Report, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

Resolution SC No. 1/13

On April 8, 2013, Resolution SC No. 1/13 was published in the Official Bulletin, requiring that all mobile operators guarantee the availability of network service, even in emergency situations, in which case the normal provision of mobile services must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, Resolution SC No. 1/13 established that mobile operators provide, within 45 days, a contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of this Annual Report, Personal has appealed Resolution SC No. 1/13, based on the argument that the Resolution introduces new obligations to mobile operators which substantially change the current licenses conditions. Notwithstanding the appeal, Personal has met its commitment to present a contingency plan for emergency situations.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Resolution SC No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This resolution approved a “telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina, as well as the obligation that providers give periodic information to CNC.

CNC Resolution No. 3,797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual. Resolution No. 3,797/13 establishes guidelines and requirements regarding customer care and technical indicators of the network performance, for the operators who must comply with the “telecommunication service quality regulation.” This Resolution will be gradually implemented during 2014.

Telecommunication operators have requested, to the SC, the progressive application of the new quality standards, the redefinition of some of them due to technical reasons and the review of the technical indicators contemplating current allocation of the spectrum between mobile operators.

As of the date of this Annual Report, Telecom Argentina and Personal are analyzing the operational aspects required by the new regulations as well as its economic impact and applicable actions to be taken.

Regulation of Users of Mobile Communication Services

On September 9, 2013, the SC issued Resolution No.12/13, which established a public comment procedure whereby the public may express opinions and offer proposals on the Project of Regulation of Users of Mobile Communication Services. As of the date of this Annual Report, the period for such public comment has expired. The draft regulation contemplates, among other matters, the filing of all service contracts electronically and on paper and also modifies the way changes in business and marketing service plans are disclosed. As part of that process, Personal has submitted comments to the project stating the effects that the proposed provisions, if approved, would have on the Argentine mobile communications industry. Among others, such effects could include more bureaucratic hurdles in the relationship with the client and increased costs for Telecom Personal.

Change in the valuation method of mobile services and information on the conditions of commercial mobile plans

Resolution No. 26/13 issued on December 17, 2013 changed the billing unit of measurement for calls originating on mobile services and the mechanism for informing the CNC of the conditions of existing commercial plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will consist of a fixed value corresponding to the initial communication block (including up to 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

The resolution requires providers of mobile communications services to adopt appropriate measures for the implementation of the new method within 60 calendar days of the publication of the resolution for current customers, and within 15 calendar days of publication for new customers.

The resolution also establishes that the prices for each type of service plan, as well as the commercial conditions for all service plans, must be reasonable and non-discriminatory, and must be submitted to the Enforcement Authority no less than 60 calendar days prior to their becoming effective.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiations between Telecom Argentina and the Argentine government. The Public Emergency Law has been subsequently extended through December 31, 2015.

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

Historical Rates. The following table sets forth certain of our maximum monthly rates for various components of local service and domestic long-distance service which have been in effect since 1999:

	Maximum rate (1)
Residential:
Installation charge per line	P$	150
Monthly Basic Charge per line	U.S. Dollars (2)	13.23
Commercial:
Installation charge per line	U.S. Dollars (2)	150
Monthly Basic Charge per line	U.S. Dollars (2)	27.30
Prices:
Price per pulse (nominal)	U.S. Dollars (2)	0.0469

(1)	Figures shown do not include value added tax charged to customers.
(2)	In accordance with Public Emergency Law, these rates were pesified at the exchange rate US$1.00 to P$1.00.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Price Cap. The List of Conditions required that rates undergo an annual reduction until the Regulatory Bodies determine that there is “effective competition” in the markets we serve. The Price Cap was a regulation method applied in order to calculate changes in Telecom Argentina’s rates, based on changes in the U.S. C.P.I. and an efficiency factor. A 2% (measured in real dollar terms) reduction in the prior year’s rates was required for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement was maintained pursuant to the Rate Agreement, whereby Telecom Argentina was permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long-distance rates and (in Price Cap 1998) discounts to certain public entities, including the fire departments and public libraries. The CNC notified Telecom Argentina of the completion of the Price Cap 1998 audit which did not show any balance that needed to be applied. As a result of the 1999 Price Cap audit process and Telecom Argentina’s reviews, the Regulatory Authority notified us, in August 2009, of the existence of an outstanding balance of P$3.1 million plus interest. Telecom Argentina has offset this amount with the credit resulting from SC Resolution No. 41/07. See “—Tax Stability: Social Security Contribution Variations.”

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and canceled payables stemming from reductions in social security contribution rates and other fines due by Telecom Argentina. As of December 31, 2013, Telecom Argentina has a net receivable of P$62 million which, in addition to the receivable of P$23 million corresponding to the IDC, is included in the line item “Other receivables” as non-current receivables.

Since Resolution No. 41/07 gives Telecom Argentina the right to offset receivables with existing and/or future regulatory duties and, given its intention to exercise this right, the receivable was recorded net of reserves. As of December 31, 2013, the reserves corresponding to these regulatory duties amounted to P$85 million.

In 2013, Telecom Argentina continued its practice of billing customers for the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Calling Party Pays – CPP. As from April 15, 1997, pursuant to Decree No. 92/97 and SC General Resolutions No. 263/97 and No. 344/97, mobile telephone services apply the CPP system, whereby the party placing a call from a fixed-line to a mobile phone pays for the air-time charges for the call. As an exception to this rule, traffic originating from public telephones does not pay CPP, and is instead charged according to the “Mobile Party Pays” or MPP system, whereby the mobile party pays for the call received.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

In connection with Telefónica Móviles’ acquisition and combination of operations of Unifón and Movicom, in 2004, the SC authorized a change in shareholder control of stakes held in Compañía de Radiocomunicaciones Móviles S.A. and in Compañía de Teléfonos del Plata in Telefónica Móviles’ favor. This authorization was conditioned upon the return, without charge, of frequency bands exceeding an aggregate 50 MHz in accordance with the effective laws and pursuant to a plan to be subsequently issued. See “—Regulatory Framework—Regulatory Bodies and General Legal Framework – Licences granted as of December 31, 2013— Radio electric spectrum auction” for a description of the reassignment of the 850 Mhz and 1,900 Mhz frequency bands returned by Telefónica Móviles Argentina S.A.

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

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Our roaming agreements allow our mobile customers to use his or her mobile device on a network outside the subscriber’s home network. (See “Glossary of Terms – Roaming”).

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

In 2013, the consolidated impact on net profit (loss) arising from our roaming agreements with MCI was as follows:

•	our total revenues under roaming agreements with MCI were approximately US$367 (three hundred and sixty seven U.S. dollars).

•	our total charges paid under roaming agreements with MCI were approximately US$220 (two hundred and twenty U.S. dollars).

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

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (Tim Participações S.A. by means of its subsidiary TIM Celular S.A.) and Argentina (Telecom Argentina S.A. by means of Telecom Personal S.A.).

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•	roaming agreements with the following Iran mobile phone operators: Taliya, KFZO – TKC, Irancell (MTN) and Mobile Company of Iran (MCI); and

•	commercial relationship for the delivery of traffic from Iran to its networks and from its networks to Iran (“International Carrier Agreements”). To this end, its subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”) entered into agreements with Telecommunication Company of Iran. In addition, Telecom Italia S.p.A. has also entered into certain agreements (of a small amount) for the provision of TLC services (marine radio traffic) with Telecommunication Company of Iran and Islamic Republic of Iran Shipping Lines.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Roaming. Telecom Italia informs us that in 2013, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is analyzed as follows:

•	its total revenues from roaming agreements with Iranian networks were approximately 182 thousand euros (of which 159 thousand euros were recorded by Telecom Italia S.p.A.); and

•	its total charges from roaming agreements with Iranian networks were approximately 212 thousand euros (of which 210 thousand euros were recorded by Telecom Italia S.p.A.).

The purpose of all of these roaming agreements is to provide Telecom Italia´s customers with coverage in areas where Telecom Italia does not own networks. For that purpose, it intends to continue maintaining these roaming agreements.

International Carrier Agreements. As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through another carrier’s network (the “Host Network”), the Host Network receives a fee from the incoming network.

Telecom Italia informs us that in 2013, the impact on its net profit (loss) arising from the above International Carrier Agreements is analyzed as follows:

•	its total revenues from traffic from networks located in Iran to its networks were approximately 1.4 million euros; and

•	its total charges from traffic to networks in Iran from its networks were approximately 0.5 million euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

All such amounts of revenues and charges are de minimis with respect to Telecom Italia consolidated revenues and operating expenses, respectively.

CAPITAL EXPENDITURES

Capital expenditures (investment in Property, Plant and Equipment “PP&E” and Intangible Assets) amounted to P$4,851 million in the year ended December 31, 2013, P$3,257 million in the year ended December 31, 2012, and P$3,192 million in the year ended December 31, 2011.

The following table sets forth our Total Additions (Capital Expenditures plus Materials) for the years ended December 31, 2013, 2012 and 2011, amounting to P$5,214, P$3,416 and P$3,359, respectively.

	Year ended December 31,
	2013	2012	2011
	(P$ million)(1)
Land and buildings	172	88	184
Switching and transmission	990	558	640
Equipment and infrastructure for special projects	67	94	23
Access and outside plant	1,387	732	710
Computer equipment and software	952	636	589
Other	396	307	172

Subtotal tangible capital expenditures (2)	3,964	2,415	2,318
Rights of use, exclusivity agreements and licenses	5	—	106
Service connection or habilitation costs	88	21	22
Subscribers acquisition costs	794	821	746

Subtotal intangible capital expenditures	887	842	874

Total capital expenditures	4,851	3,257	3,192

Materials (3)	363	159	167

Total additions in PP&E and intangible assets	5,214	3,416	3,359

(1)	The allocation of work in progress among items is estimated.
(2)	Includes materials transferred amounting to P$450 million, P$209 million and P$231 million as of December 31, 2013, 2012 and 2011, respectively.
(3)	Each year increase is calculated as the net amount between additions and transfers to work in progress during the year.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In addition, the following table shows capital expenditures for the years ended December 31, 2013, 2012 and 2011 broken down by Fixed Services and Mobile Services:

	Year ended December 31,
	2013	2012	2011
	(P$ million)
Fixed Services
Land and buildings	124	56	74
Switching and transmission	431	265	310
Equipment and infrastructure for special projects	67	94	23
Outside plant	819	491	455
Computer equipment and software	367	270	194
Other	229	171	131

Subtotal tangible capital expenditures	2,037	1,347	1,187
Rights of use, exclusivity agreements and licenses	—	—	105
Service connection or habilitation costs	88	21	22
Subscribers acquisition costs	30	61	49

Subtotal intangible capital expenditures	118	82	176

Total Fixed Services capital expenditures	2,155	1,429	1,363

Personal Mobile Services and Núcleo Mobile Services
Land and buildings	48	32	110
Switching and transmission	559	293	330
Mobile network access	568	241	255
Computer equipment and software	585	366	395
Other	167	136	41

Subtotal tangible capital expenditures	1,927	1,068	1,131
Rights of use, exclusivity agreements and licenses	5	—	1
Subscribers acquisition costs	764	760	697

Subtotal intangible capital expenditures	769	760	698

Total Personal Mobile Services and Núcleo Mobile Services capital expenditures (1)	2,696	1,828	1,829

Total capital expenditures	4,851	3,257	3,192

(1)	Includes P$327 million, P$193 million and P$171 million of capital expenditures in Paraguay as of December 31, 2013, 2012 and 2011, respectively.

During 2013, capital expenditures in the Fixed Services segment were focused on continuing the deployment of a loop shortening plan, and on improving our ability to supply the increased demand by companies, neighborhoods and buildings. Additionally, capital expenditures in the Fixed Services segment were focused on the deployment of DWDM and PTN technology in order to enable Telecom Argentina to improve the bandwidth available to mobile operators.

With respect to the Personal Mobile Services segment, capital expenditures have been made to extend 3G network capacity and coverage to many cities in Argentina. This objective was met mainly through the implementation of replacement plans and a network upgrade, the launch of a 3G second carrier, the deployment of six sectors technology (both actions can practically double the capacity of sites in which this technology is installed) and the installation of new sites that provide coverage and capacity simultaneously.

We estimate that our capital expenditures will be approximately P$5.6 billion in 2014 (P$4.3 billion in tangible assets and P$1.3 billion in intangible assets, particularly Subscriber Acquisition Cost (“SAC”). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

The main investment projects of the Telecom Group in the Fixed Service Segment are related to the reconversion of the network architecture, which involves the replacement of copper by fiber optics in different points (FTTC or fiber connection to the cabinet, FTTB or fiber to the building and FTTH or fiber to the home), with the aim of improving the commercial offer and the Internet user experience. The evolution towards new technology helps to optimize the quality of service in terms of stability and availability. In the Mobile Service Segment, we continue with the reconversion technological network plan, mainly through the installation of a 3G second carrier nationwide, which optimizes mobile services in order to have greater speed and capacity accompanying the growth in demand for data traffic. We expect to continue increasing the 3G network capacity to optimize the use of the available spectrum.

We expect to finance these expenditures through operating cash flows and financing provided by our vendors.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

	As of December 31, 2013
	Fixed Services	Personal Mobile Services and Núcleo Mobile Services	Total
	(P$ million)(*)
Land and buildings	933	125	1,058
Switching and transmission	1,666	1,720	3,386
Access and outside plant	2,714	1,339	4,053
Equipment & infrastructure for Special Projects	176	—	176
Computer equipment and software	690	1,138	1,828
Materials	228	97	325
Others	150	250	400

Total PP&E, net carrying value	6,557	(**)4,669	(***)11,226

(*)	The allocation of work in progress among items is estimated.
(**)	Includes P$1,065 million located in Paraguay.
(***)	Net of valuation allowance for materials for P$21 million and impairment of PP&E for P$156 million.

All of the above-mentioned assets were used to provide service to our customers as described below.

	2013	2012	2011
	(thousands)
Fixed lines in service	4,124	4,128	4,141
Fixed Internet access lines	1,707	1,629	1,550
Mobile subscribers(*)	22,508	21,276	20,342

(*)	In 2013, 2012 and 2011, includes 2,420, 2,301 and 2,149 thousand Núcleo mobile subscribers, respectively, of which 5, 6 and 8 thousand were Internet (Wi-Max) customers.

As of December 31, 2013, we have entered into purchase commitments relating to PP&E totaling P$2,105 million primarily for switching equipment, external wiring, network infrastructure, inventory and other goods and services. In general, the contracts are financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of fixed assets are Cía. Ericson S.A.C.I, , Huawei Tech Investment Co. Ltd. Argentina, Italtel Argentina S.A., Alcatel-Lucent de Argentina S.A., Oracle Argentina S.A., Nokia Siemens Network Argentina S.A. and Hewlett Packard Argentina S.R.L.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

PART I – ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Management Overview

The Telecom Group ended the 2013 fiscal year in a solid financial situation as well as with a strong market position. The Telecom Group has continued to expand its Internet accesses base, reaching 1.7 million fixed Internet accesses, and its mobile subscribers base, reaching 22.5 million mobile subscribers (including Personal and Núcleo). To promote the expansion of business, total additions in PP&E and intangible assets amounted to P$5,214 million in 2013, representing 19% of consolidated total revenues in 2013 (Our capital expenditures, total additions in PP&E and intangible assets less materials, amounted to P$4,851 million in 2013, equivalent to 18% of consolidated revenues).

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Company has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating good performance in terms of revenues and profitability. Telecom had consolidated net financial assets of P$5,354 million as of December 31, 2013, compared to consolidated net financial assets of P$3,648 million and P$2,684 million as of December 31, 2012 and 2011, respectively. The strong cash flow generation has allowed Personal, Telecom Argentina and Núcleo to maintain the high level of capital expenditures and has allowed Telecom Argentina to distribute P$1,000 million in cash dividends by disaffecting the Reserve for Future Cash Dividends constituted by the shareholders’ meeting held on May 21, 2013 (second tranche), without incurring any financial indebtedness.

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measure “operating income before depreciation and amortization” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s past, present and future performance. Moreover, operating income before depreciation and amortization is one of the key performance measures used by Telecom’s Management for monitoring the Company’s profitability and financial position, at each segment and at the consolidated levels.

Continuing the trend of prior years, revenues in 2013 grew by 23% compared to 2012, reaching P$27,287 million, and grew by 20% in 2012 compared to 2011, reaching P$22,117 million. Operating income before depreciation and amortization in 2013 increased P$994 million as compared to 2012, reaching P$7,564 million (equivalent to 28% of total revenues), while in 2012 it increased P$577 million as compared to 2011, reaching P$6,570 million (equivalent to 30% of total revenues). Operating income increased P$552 million in 2013 as compared to 2012, reaching P$4,518 million (equivalent to 17% of total revenues) while in 2012 it increased P$109 million as compared to 2011, reaching P$3,966 million (equivalent to 18% of total revenues). Net income increased P$522 million in 2013 as compared to 2012, reaching P$3,254 million (equivalent to 12% of total revenues), while it

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

increased P$190 million in 2012 as compared to 2011, reaching P$2,732 million (equivalent to 12% of total revenues). Net income attributable to Telecom Argentina increased P$517 million in 2013 as compared to 2012, reaching P$3,202 million, while it increased P$172 million in 2012 as compared to 2011, reaching P$2,685 million.

Our results of operations continue to be affected by the Pesification and freeze of regulated rates in the Fixed Services segment and macroeconomic factors. For a discussion of these and other factors that may affect our results of operations. See “—Years ended December 31, 2013, 2012 and 2011—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2013, see “—Years ended December 31, 2013, 2012 and 2011” below.

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

After the abovementioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008, at an average rate of 8.5%. However, the international financial crisis affected the country decreasing its growth rate significantly to 0.9% in 2009. Throughout 2010 and 2011, the economy showed a rapid and strong recovery growing at a 9.2% and 8.9% annual rate respectively, but in 2012 a slowdown affected the economy and growth was reduced to 1.9%. In 2013, better economic conditions helped to increase the economic activity. Inflation continued to be the main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 10.9% in 2010, 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013, while the wholesale price index increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012 and 14.8% in 2013. Nonetheless, since 2007, the public credibility of the INDEC as a reference for reporting Argentine economic statistics has been challenged. In January 2014, the government published a new CPI Index (“IPCNu”) that reached 7.2% for the first two months of the year. For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively. In 2012 and 2013, the pace of peso devaluation accelerated to 14.4% and 32.5% respectively; and the official exchange rate ended the year at a P$6.52 per US$1.00. During the first three months of 2014, the exchange rate of the Argentine peso suffered a devaluation of approximately 23% against the U.S. dollar. On April 11, 2014, the exchange rate was P$8.00 = US$1.00. Increasing restrictions on the foreign exchange (“FX”) market have been established, and an authorization from the “AFIP” (National Tax Authority) is required to access the FX market to acquire foreign currencies.

After a slowdown in the Argentine economy in 2012, a positive first half of 2013 with an improved agricultural production, nominal wage increases that helped sustain consumption trends and a more dynamic industry helped to increase the economic activity in 2013. The global economy showed some signs of recovery which fostered a better economic environment. Private consumption remained positive, although growing at a much slower pace. In the second half of the year, due to certain reduction on the industrial exports, the economic activity started showing some signs of deterioration, ending 2013 with an economic growth of 3.0% over 2012.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The most important factors for the economy in 2013 can be summarized as follows:

•	The Brazilian economy returned to growth and drove industrial exports from Argentina. Similarly, stable agricultural commodity prices together with a better crop harvest were a key factor.

•	Private consumption and investment continued moving demand forward. Consumption was encouraged mainly by expansive fiscal policies and lax monetary policy that maintained real interest rates at low levels and promoted consumption. An upturn in the construction sector and increases in the import of capital assets helped to raise the level of investment. Inflation remained high and according to INDEC, the annual inflation as of December 2013 was 10.9%, which is substantially lower than private estimates.

•	Argentine international commerce expanded in 2013, due to higher levels of exports of 3%, amounting to US$83.0 billion and increased imports of 8%, totaling US$74.0 billion. As a result, the trade balance totaled US$9.0 billion decreasing 27% over 2012. The improved agricultural production fostered exports, while industrial exports grew 3% year over year, mainly due to the demand from the Brazilian economy. The imports expansion is due to higher energy imports and the accelerated economic growth.

•	Expansive fiscal spending continued through 2013. Higher transfers to the provinces, public subsidies, and public social expenditures contributed to record high spending as a percent of GDP. Fiscal revenues expanded 26% over 2012, due to higher social security and value added tax collection. A significant portion of government revenues were obtained from transfers from the Central Bank and the National Pension Funds.

•	The official exchange rate accelerated through 2013 with a strong depreciation of the peso of 32.5%, ending 2013 at P$6.52 per US$1.00 dollar. In the second part of the year the BCRA intervened in the exchange market accelerating a nominal depreciation of the exchange rate. The government continued implementing measures to increase control over the exchange market, such as applying a 35% tax on the official FX rate to acquire foreign currency for tourism as a payment in advance of Income and Personal Asset taxes.

•	Monetary indicators continued to show signs of expansion; the monetary base rose 24% in 2013. This expansion was mainly driven by increasing assistance from the Central Bank to the National Treasury and partially offset by the Central Bank´s sale of foreign currency. Private deposits in pesos rose 29% annually, helped by the growth in time deposits. As a result, interest rates on placements (Private Badlar rate) performed at an average rate of 17%. Meanwhile, loans granted in pesos continued expanding due to a low real interest rate that fostered lending, thus encouraging private consumption. Finally, international reserves totaled 30,599 million dollars as of December 31, 2013, a 35% year over year decrease.

•	The labor market was relatively stable despite a slowing economy, reaching an unemployment rate of 6.4% in the last quarter of 2013, a small decrease from the same quarter one year prior. Furthermore, salaries in nominal terms expanded 25.9% annually, as of December 2013.

•	According to public figures, the Gross National Public Debt amounted to US$196 billion as of June 2013, which represented approximately 43.6% of Argentina’s GDP. The holdouts situation has not been resolved and is subject to continued litigation, which is disturbing the normal access to the international financial markets and impacting sovereign risk. Nonetheless, Argentina holds a solid position in terms of public indebtedness; its level of debt to GDP is relatively low, and a significant amount is held by National Public Sector Agencies like ANSES. As a result, the portion of public debt exposed to “market risk” represents a minor portion of the total debt.

The Argentine economy faced many changes in 2013 and showed an increase in economic activity. Nevertheless certain economic variables deteriorated with an impact on the telecommunication sector.

As the substantial majority of our property and operations are located in Argentina, macroeconomic and political conditions will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While our business continued growing in 2013, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3 Key Information—Risk Factors—Risks Relating to Argentina”.

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

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

For the years presented, we estimated that there are no indicators of impairment of assets that are subject to amortization, except for those mentioned in Note 3.k to the Financial Statements for a total of P$187 million.

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

Although there are no impairment indicators, Telecom Argentina’s Management has analyzed the recoverability of its PP&E and intangible assets assuming different probable scenarios that contemplate the update of the regulated services rates. Considering these assumptions, the management of Telecom Argentina considers that the carrying amount of its fixed assets is recoverable.

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

Personal’s net cash flows projection is denominated in Argentine Pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) has discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 13% in order to obtain the recoverable value of intangible assets with indefinite useful life.

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

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 20% and 32% for year 2013. Additionally, the estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 19% and 28% for years 2012 and 2011. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars is an annual rate of 8% for years 2013, 2012 and 2011. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

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

Years ended December 31, 2013, 2012 and 2011

For purposes of these sections, the fiscal years ended December 31, 2013, 2012 and 2011 are referred to as “2013,” “2012” and “2011,” respectively.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Segment	Company of the Telecom Group / Operating Segment
Fixed Services	Telecom Argentina S.A. Telecom Argentina USA, Inc. Micro Sistemas S.A. (i)

Personal Mobile Services	Telecom Personal S.A. Springville S.A. (i) (ii)

Núcleo Mobile Services	Núcleo S.A.

(i)	Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.
(ii)	The sale of all the shares of Springville, representing 100% of the capital and voting rights of that company, was approved by the Personal’s meeting of the Board of Directors on February 10, 2014. The sale was completed on February 19, 2014.

The main products and services in each segment are:

•	Fixed Services: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), Internet services (Broadband and Arnet Mobile), IT solution outsourcing and sales of equipment.

•	Personal Mobile Services and Núcleo Mobile Services: voice communications, GSM and 3G mobile communications over UMTS / HSPA / HSPA+ networks (including high-speed mobile Internet content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and contacts save services) and sale of mobile communication devices (handsets, 3G modems and tablets).

The following table shows a breakdown of our revenues by business segment for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011
Segment	Revenues(1) (P$ million)	% of Consolidated Revenues	Revenues(1) (P$ million)	% of Consolidated Revenues	Revenues(1) (P$ million)	% of Consolidated Revenues
Fixed Services	7,006	25.7	6,023	27.2	5,329	28.8
Personal Mobile Services	19,129	70.1	15,227	68.9	12,455	67.3
Núcleo Mobile Services	1,152	4.2	867	3.9	714	3.9

TOTAL	27,287	100.0	22,117	100.0	18,498	100.0

(1)	Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2013, 2012 and 2011 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements.

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

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

The mobile business is not a rate-regulated industry. However, certain social or political factors could negatively affect rate adjustments, thus delaying their application to set-off the cost increases and higher capital expenditures that are required to maintain the quality of services. See “Item 3—Key Information —Risk Factors—Risks associated with Telecom and its operations.”

Competition. The Argentine telecommunications market has become increasingly competitive. Competition is mainly focused on Internet and mobile services. To remain competitive, we must devote significant resources to capital expenditures, and trade expenses (including selling commissions).

Personal and Núcleo subscribers bases are expected to continue expanding in 2014 although at lower rates than those of recent years. Value Added Services, especially mobile Internet, will continue to be one of the main drivers of revenue growth in the mobile services business.

Technology Developments and Capital Expenditures. Improvements in technology influence demand for services and equipment by our customers. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed-services business at present is being driven by the expansion of Broadband for individuals and corporations and Telecom Argentina continuous updating of commercial and support systems. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the fixed-services business, we must invest in our fixed-line network and information technology. Specifically, in Internet services, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services.

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks extending 3G and HSPA+ technology and bandwidth for mobile data transmission.

In addition, as new technologies develop, equipment may need to be replaced or upgraded and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Devaluation of the peso. The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In the three months ended March 31, 2014, there was a significant devaluation which amounted to approximately 23%. The majority of our revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Consequently, the Pesification of our regulated rates in the fixed services and the high level of competition limit our ability to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect our results of operations, considering the net effect on revenues and costs.

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

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

(A) Consolidated Results of Operations

In the year ended December 31, 2013, we reported net income of P$3,254 million, compared to net income of P$2,732 million for the year ended December 31, 2012, and net income of P$2,542 million for the year ended December 31, 2011. Net income attributable to Telecom Argentina increased P$517 million in 2013 as compared to 2012, reaching P$3,202 million, while it increased P$172 million in 2012 as compared to 2011, reaching P$2,685 million, from P$2,513 in 2011.

Consolidated revenues in 2013 were P$27,287 million compared to P$22,117 million in 2012 and P$18,498 million in 2011. The increase of P$5,170 million in 2013 (a 23% increase) can be largely attributed to the growth in the Personal Mobile Services segment including handset revenues and in Internet and Data services included in the Fixed Services segment.

In 2013, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$22,832 million, representing an increase of P$4,602 million, or 25%. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues and higher average rates of the turnover tax in the City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza), cost of equipment and handsets (due to customer upgrade of mobile handsets), in fees for services, maintenance, materials and supplies , the increase in cost of VAS, provisions (due to higher regulatory and municipal claims and higher civil and commercial claims) and an impairment loss of P$187 million recognized in 2013.

In 2012, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$18,230 million, representing an increase of P$3,559 million, or 24% compared to 2011. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues), cost of equipment and handsets (due to an expansion of the subscriber base and customer upgrade of mobile handsets), commissions (as a result of the increase in prepaid subscriber base), cost of VAS and fees for services, maintenance, materials and supplies (attributable to increased service costs related to call centers, higher supplies consumption and the effect of inflation on prices).

Our regulated fixed telephony service (8% of the consolidated revenue in 2013 vs. 10% in 2012) is still affected by the Pesification and freezing of regulated rates in early 2002; as a result, the increase in the 2013 structure of operating expenses for the Fixed Services segment (20%) is higher than the increase in revenues including intersegment revenues (17%).

Since fiscal year 2012, the Company’s Management has changed the calculation method of the Operating income before Depreciation and Amortization by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from fiscal year 2012 are shown below Operating income before Depreciation and Amortization, as part of Operating income. Accordingly, comparative figures for the year ended December 31, 2011 have been adapted in the consolidated income statements.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.1) 2013 Compared to 2012

	Years Ended December 31,		Total Change		Change by segment (1)
	2013	2012			Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Revenues	27,287	22,117	23	5,170	983	3,902	285
Other Income	63	79	(20)	(16)	(42)	20	6
Operating expenses (without depreciation and amortization)	(19,786)	(15,626)	27	(4,160)	(1,058)	(2,911)	(191)
Operating income before depreciation and amortization (2)	7,564	6,570	15	994	(117)	1,011	100
Depreciation and amortization	(2,873)	(2,612)	10	(261)	(90)	(102)	(69)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	n/a	(181)	(113)	(69)	1
Operating income	4,518	3,966	14	552	(320)	840	32
Financial results, net	528	229	131	299	142	167	(10)
Income tax expense	(1,792)	(1,463)	22	(329)	(24)	(302)	(3)
Net income	3,254	2,732	19	522	(202)	705	19

Net income attributable to:
Telecom Argentina (Controlling Company)	3,202	2,685	19	517
Noncontrolling interest	52	47	11	5

(1)	Includes the effect of eliminations of Intersegment transactions.
(2)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2013, total consolidated revenues increased by 23% to P$27,287 million from P$22,117 million in 2012, mainly driven by our mobile, Broadband and data transmission businesses.

	Years Ended December 31,		Total Change		Change by segment(1)
	2013	2012			Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Voice	10,645	9,927	7	718	228	404	86
Data	8,488	6,767	25	1,721	228	1,447	46
Internet	4,879	3,395	44	1,484	528	840	116
Service Revenues	24,012	20,089	20	3,923	984	2,691	248
Equipment (2)	3,275	2,028	61	1,247	(1)	1,211	37
Revenues	27,287	22,117	23	5,170	983	3,902	285

(1)	Net of the Intersegment revenues effect.
(2)	This item is composed of voice, data and Internet equipment in each year.

Consolidated revenues for 2013 and 2012 are comprised as follows:

Voice

Revenues from voice services increased 7% to P$10,645 million in 2013 from P$9,927 million in 2012. Such increase is largely due to a growth in the mobile subscriber base, as well as an increase in monthly charges for our services in the Personal Mobile Services segment. Revenues from voice services represented 39% of our total consolidated revenues for 2013 compared to 45% of our total consolidated revenues for 2012.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Fixed services

Revenues from voice services represented 49% of our total Fixed Services segment revenues attributable to third parties for 2013 compared to 53% for 2012.

Voice services mainly include revenues from monthly basic charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. They also include interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Revenues from voice-retail increased 7% to P$2,656 million and are still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 33% of our total segment revenues in 2013 compared with a 36% in 2012.See “—(B) Results of Operations by Segment— (B.1) Fixed Services Segment—Revenues—Voice-Retail” for a description of the services included as voice-retail.

Monthly basic charges and supplementary services increased P$89 million or 9% to P$1,121 million in 2013 from P$1,032 million in 2012. Such growth was due to the increase of prices of non-regulated services and the increase in the subscriber base during the year.

Measured service charges increased 7% to P$1,395 million in 2013 from P$1,306 million in 2012. Such increase was due to the effect of the flat rate packs. This increase is mainly explained by the increase in revenues from local and domestic long distance plans.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$70 million) amounted to P$786 million (+6% vs. 2012).

Interconnection services increased 6% to P$547 million in 2013 from P$516 million in 2012. Other wholesale revenues reached P$239 million in 2013 and P$223 million in 2012.

Personal Mobile services

Revenues from voice services represented 35% of our total Personal Mobile Services segment revenues attributable to third parties for 2013 compared to 41% for 2012.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice-retail revenues reached P$4,773 million in 2013 (+7% vs. 2012). The increase was mainly due to increase in monthly charges prices and an increase in the subscriber base especially in prepaid and “Cuentas Claras” subscribers.

Voice-wholesale revenues reached P$1,930 million in 2013 (+5% vs. 2012). The increase was mainly due to higher traffic with mobile operators (TLRD) and an increase in roaming revenues and to the increase of mobile leases, mainly due to new agreements and to the renegotiation of the existing ones.

In Núcleo Mobile Services segment, voice revenues increased 21% to P$500 million in 2013 compared to P$414 million in 2012 mainly due to an increase in the subscriber base (+5.2%) and to the appreciation of the Guaraní with respect to the Argentine peso (+33% inter-annual).

Data and Internet

Revenues from data and Internet services increased 32% to P$13,367 million in 2013 from P$10,162 million in 2012. Revenues from data and Internet represented 49% of our total consolidated revenues for 2013 compared to 46% of our total consolidated revenues for 2012.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 33% to P$9,300 million in 2013 from P$7,013 million in 2012.

As a consequence of the increase in the usage of VAS (Internet and data), the ARPU increased to P$66.8 per month in 2013 (vs. P$57.7 per month in 2012).

Data

Revenues from data services in the Fixed segment increased 31% to P$963 million in 2013 from P$735 million in 2012, where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to an increase in Integra and VPN IP services, to the increase in the IP traffic in the wholesale segment; and to the increase in the monthly charges and transmission Datacenter services (especially in hosting and housing monthly charges, and Value Added Services transmission). The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2013 and 2012, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

Mobile data revenues reached P$7,212 (+25% vs. 2012). This increase is mainly due to constant SMS sales increase as a result of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS, both in prepaid or postpaid customers.

Internet

Internet revenues in the Fixed segment increased 26% to P$2,521 million in 2013 from P$1,993 million in 2012. The increase was mainly due to the substantial expansion of the Broadband service (+5% of customers vs. 2012), an increase in average prices resulting in an improvement in the ARPU amounted to P$124.7 per month in 2013 vs. P$102.3 per month in 2012. As of December 31, 2013 the number of Internet accesses reached approximately 1.7 million equivalent to 41% of fixed lines in service of Telecom Argentina (vs. 39% in 2012), compared to 1.6 million as of December 31, 2012, an increase of 5%.

Mobile Internet revenues in the Personal Mobile segment increased 67% to P$2,088 million in 2013 from P$1,248 million in 2012. Such increases were mainly due to new subscribers, and the migration of existing ones to higher-value plans, partially offset by the revenues decrease generated by the decrease of Mobile Internet subscribers.

Equipment

Revenues from equipment increased by 61% to P$3,275 million in 2013 from P$2,028 million in 2012. This increase was due to a mix between the increase in the average price of the handsets of 72% and the decrease of 5% in the handsets sold by Personal. This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2013, other income decreased 20% to P$63 million from P$79 million in 2012, mainly due to a decrease in indemnities collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and gain on disposal and impairment of PP&E) increased by P$4,160 million totaling P$19,786 million in 2013, representing a 27% increase as compared to 2012. The increase was mainly due to increases in employee benefit expenses and severance payments, cost of VAS, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions, and cost of equipment and handsets.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,		Total Change		Change by segment(1)
	2013	2012			Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	4,152	3,269	27	883	611	252	20
Interconnection costs and other telecommunications charges	1,829	1,707	7	122	21	60	41
Fees for services, maintenance, materials and supplies	2,641	2,109	25	532	176	334	22
Taxes and fees with the Regulatory Authority	2,689	2,018	33	671	129	534	8
Commissions	2,203	1,949	13	254	8	226	20
Cost of equipment and handsets	3,111	2,043	52	1,068	30	992	46
Cost of VAS	708	326	117	382	2	371	9
Advertising	656	660	(1)	(4)	(12)	6	2
Provisions	270	153	76	117	80	36	1
Bad-debt expense	283	275	3	8	2	3	3
Restructuring Costs (recovery)	(8)	90	n/a	(98)	(91)	(7)	—
Other operating expenses	1,252	1,027	22	225	102	104	19
Total operating expenses (without depreciation and amortization)	19,786	15,626	27	4,160	1,058	2,911	191

(1)	Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2013, employee benefit expenses and severance payments were P$4,152 million, representing a 27% increase from 2012. This was primarily due to salary increases that Telecom implemented across all segments.

With a total headcount of 16,581 at the end of 2013 (-1% vs. 2012), lines in service per employee reached 375 in the Fixed Services segment (slightly higher than 2012), 3,897 in the Personal mobile services segment (+8% vs. 2012) and 5,696 in the Núcleo mobile services segment (+9% vs. 2012).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Additionally, the cost of roaming and TLRD is included in the Mobile Services segments. In 2013, interconnection costs and other telecommunications charges amounted to P$1,829 million compared with P$1,707 million in 2012. The increase was mainly due to higher traffic volume in the domestic market.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 25% to P$2,641 million in 2013 from P$2,109 million in 2012. This increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments, as a result of an increase in technical assistance cost of radio bases, higher maintenance costs of licenses and higher costs of building maintenance, and to higher fees for services related to call centers (a P$98 million increase from 2012 to 2013).

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) increased 33% to P$2,689 million in 2013 from P$2,018 million in 2012, mainly due to charges of turnover tax (P$413 million increase from 2012 to 2013 due to an increase in revenues during 2013 and higher average rates of the turnover tax in Autonoma City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza) and from taxes with the Regulatory Authority (an increase of P$120 million from 2012) as a result of the increase in revenues during 2013 .

Commissions

Commissions increased by P$254 million, or 13%, to P$2,203 million in 2013 from P$1,949 million in 2012. The increase was mainly due to higher commissions related to commercial agents associated with increased revenues because of major acquisition and retention costs, higher card sales, and prepaid recharges and collections.

Commissions are net of agent commissions capitalized as SAC, which totaled P$551 million (+P$237 million or 75% vs. 2012), and are directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2013, the cost of equipment and handsets increased to P$3,111 million from P$2,043 million in 2012, representing a 52% increase. This increase was mainly due to the increase in costs of mobile handsets in both Mobile Services segments of P$1,038 million, as a consequence of higher average unit cost of sales (+72% vs. 2012) offset by a decrease in the number of handsets sold (-5% vs. 2012).

Cost of equipment and handsets are net of costs capitalized as SAC (P$255 million in 2013, P$208 million or 45% lower than 2012).

Cost of VAS

Cost of VAS amounted to P$708 million (+P$382 million vs. 2012), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service) as a consequence of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS.

Advertising

Costs related to advertising decreased by P$4 million, or 1%, to P$656 million in 2013, due to a reduction in advertising Personal and Arnet’s campaigns.

Provisions

During 2013, we recorded P$270 million in provisions compared to P$153 million recorded in 2012, representing a 76% increase. The increase in 2013 was mainly due to an increase in regulatory tax proceedings amounting to P$84 million and an increase in civil and commercial proceedings amounting to P$62 million, partially offset by a decrease in labor claims amounting to P$29 million.

Bad Debt Expense

In 2013, bad debt expense amounted to P$283 million, an increase of 3% as compared to 2012, representing 1% and 1.2% of consolidated revenues in 2013 and 2012, respectively. The increase was mainly due to higher aging of the accounts receivables, mainly in voice-retail customers in the Núcleo Mobile Services segment.

Restructuring Costs/ Recovery

In the last quarter of 2012 the Company’s Management decided to implement a restructuring plan aimed at improving the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 employees with a total estimated cost of P$90 million. The recovery of these costs in 2013 amounts to P$8 million as a consequence of the end of the restructuring Plan in June, 2013.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 22% to P$1,252 million in 2013 from P$1,027 million in 2012 primarily as a result of an increase in prices on related services and an increase in rent prices because of new and renegotiated rental contracts.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$7,564 million in 2013, representing an increase of P$994 million or 15% from P$6,570 million in 2012. It represented 28% and 30% of total consolidated revenues, respectively. This growth was mainly fueled by the Personal Mobile Services segment.

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$261 million, or 10%, to P$2,873 million during 2013. The increase in PP&E depreciation reached P$191 million, in amortization of SAC and Service connection or habilitation costs totaled P$70 million and in amortization of other intangible assets remains the same as in 2012.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$14 million, an increase of P$6 million vs. 2012 and mainly corresponds to the Fixed Services segment. Impairment of PP&E amounted to P$187 million in 2013 and is mainly related to the discontinuation of commercial systems of Personal, amounting to P$65 million and to the impairment of certain PP&E items related to some projects undertaken by Telecom Argentina with the public sector and the private sector that present uncertainty regarding their development and future associated cash flows, amounting to P$122 million.

Operating income

During 2013, consolidated operating income was P$4,518 million, representing an increase of P$552 million or 14% from 2012. Operating income represented 17% of consolidated revenues in 2013 versus 18% in 2012. The decrease in the margin was mainly due to the increase of operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) of 25% partially offset by the increase in revenues of 23%.

	Years Ended December 31,		% of Change
	2013	2012	2013-2012
	(P$ million / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	7,564	6,570	15
As % of revenues	28	30
Depreciation and amortization	(2,873)	(2,612)	10
As % of revenues	(11)	(12)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	n/a
Operating income	4,518	3,966	14
As % of revenues	17	18

(1)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial results, net

During 2013, Telecom recorded a net financial gain of P$528 million compared to a net financial gain of P$229 million in 2012. This was mainly due to higher gains from financial interest on time deposits (including interest on loans given to related parties) and other investments (+P$364 million vs. 2012), higher gains on mutual funds (+P$69 million vs. 2012), higher gains on Financial derivatives (+P$55 million vs. 2012), and higher interests on receivables (+P$35 million vs. 2012), partially offset by a higher foreign currency exchange loss of P$233 million.

Income tax expense

The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

(i) Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2013, resulting in an income tax payable of P$1,956 million (including fiscal year 2012 return adjustment of P$3 million) versus P$1,522 million in 2012. Fixed Segment income tax expense assessed in 2013 amounted to P$344 million as compared to P$312 million in 2012; Personal’s, in 2013, amounted to P$1,588 million compared to P$1,187 million in 2012; and Núcleo’s, in 2013, amounted to P$24 million compared to P$23 million in 2012.

(ii) Regarding the deferred tax, in 2013 and 2012, the Fixed Segment recorded a deferred tax benefit of P$47 million and P$39 million, respectively; Personal recorded a deferred tax benefit of P$120 million and P$20 million in 2013 and 2012, respectively; and Núcleo generated a P$1 million and P$3 million gain in 2013 and 2012, totaling P$168 million and P$62 million of deferred tax benefit in 2013 and 2012, respectively. The gain in 2013 was mainly generated by the tax effects of temporary differences related to PP&E and intangible assets, inventories and provisions.

(iii) Regarding the analysis of recoverability of deferred tax assets, Personal recorded a valuation allowance for deferred tax assets of P$4 million and P$3 million in 2013 and 2012, respectively, while no charges were recorded for Telecom Argentina, Telecom Argentina USA and Núcleo in those years.

Net income

For 2013, we recorded net income of P$3,254 million (12% of total consolidated revenues), of which P$3,202 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$538 million, the Personal Mobile Services segment accounted for a P$2,556 million gain and the Núcleo Mobile Services segment accounted for a gain of P$160 million, representing 7%, 13% and 14% of the total segment revenues, respectively.

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

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

A.2) 2012 Compared to 2011

	Years Ended December 31,		Total Change		Change by segment(1)
	2012	2011			Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Revenues	22,117	18,498	20	3,619	694	2,772	153
Other Income	79	30	163	49	55	(6)	—
Operating expenses (without depreciation and amortization)	(15,626)	(12,535)	25	(3,091)	(860)	(2,146)	(85)
Operating income before depreciation and amortization(2)	6,570	5,993	10	577	(111)	620	68
Depreciation and amortization	(2,612)	(2,158)	21	(454)	(111)	(336)	(7)
Gain on disposal of PP&E	8	22	(64)	(14)	(13)	(1)	—
Operating income	3,966	3,857	3	109	(235)	283	61
Financial results, net	229	80	186	149	83	64	2
Income tax expense	(1,463)	(1,395)	5	(68)	5	(67)	(6)
Net income	2,732	2,542	7	190	(147)	280	57

Net income attributable to:
Telecom Argentina (Controlling Company)	2,685	2,513	7	172
Noncontrolling interest	47	29	62	18

(1)	Includes the effect of eliminations of Intersegment transactions.
(2)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2012, total consolidated revenues increased by 20% to P$22,117 million from P$18,498 million in 2011, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2012 and 2011 are comprised as follows:

	Years Ended December 31,		Total Change		Change by segment(1)
	2012	2011			Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Voice	9,927	9,184	8	743	110	572	61
Data	6,767	5,316	27	1,451	152	1,283	16
Internet	3,395	2,411	41	984	440	474	70
Service Revenues	20,089	16,911	19	3,178	702	2,329	147
Equipment(2)	2,028	1,587	28	441	(8)	443	6
Revenues	22,117	18,498	20	3,619	694	2,772	153

(1)	Net of the Intersegment revenues effect.
(2)	This item is composed of voice, data and Internet equipment in each year.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Voice services mainly include revenues from monthly basic charges, charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call waiting, call forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. They also include interconnection services (which primarily include access, termination and long-distance transport of calls), international long-distance service (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Revenues from voice-retail increased 5% to P$2,475 million and were still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 36% of our total segment revenues in 2012 compared with a 41% in 2011.See “—(B) Results of Operations by Segment—(B.1) Fixed Services Segment—Revenues—Voice-Retail” for a description of the services included as voice-retail.

Monthly basic charges and supplementary services increased P$75 million or 8% to P$1,032 million in 2012 from P$957 million in 2011. Such growth was due to the increase of non-regulated services during the period.

Measured service charges increased 5% to P$1,306 million in 2012 from P$1,242 million in 2011. Such increase was due to the effect of the flat rate packs. In relative terms, revenues from local measured service increased 6% vs. 2011 and domestic long distance increased 5% vs. 2011.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$43 million) amounted to P$739 million (-1% vs. 2011).

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

Voice-retail revenues reached P$4,461 million in 2012 (+11% vs. 2011). The increase was mainly due to increase in prices and an increase in the subscriber base.

Voice-wholesale revenues reached P$1,838 million in 2012 (+6% vs. 2011). The increase was mainly due to higher traffic with mobile operators (TLRD) and an increase in roaming revenues, also due to higher traffic.

In Núcleo Mobile Services segment, voice revenues increased 17% to P$414 million in 2012 compared to P$353 million in 2011 mainly due to an increase in the subscriber base.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Data and Internet

Revenues from data and Internet services increased 32% to P$10,162 million in 2012 from P$7,727 million in 2011. Revenues from data and Internet represented 46% of our total consolidated revenues for 2012 compared to 42% of our total consolidated revenues for 2011.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 33% to P$7,013 million in 2012 from P$5,256 million in 2011.

As a consequence of the voice traffic increase, the usage of VAS (Internet and data) and the prices increase implemented in 2012, the ARPU increased to P$57.7 per month in 2012 (vs. P$51.4 per month in 2011).

Data

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

Mobile data revenues reached P$5,765 million (+29% vs. 2011). This increase is mainly due to the SMS traffic performance, related to the increase in the subscriber base and higher prices of this service, both in prepaid or postpaid customers.

Internet

Internet revenues in the Fixed segment increased 28% to P$1,993 million in 2012 from P$1,553 million in 2011. The increase was mainly due to the substantial expansion of the Broadband service (+5% of customers vs. 2011), an increase in average prices resulting in an improvement in the ARPU amounted to P$102.3 per month in 2012 vs. P$87 per month in 2011. As of December 31, 2012, the number of Internet accesses reached approximately 1.6 million equivalent to 39% of fixed lines in service of Telecom Argentina (vs. 37% in 2011), compared to 1.5 million as of December 31, 2011, an increase of 5%.

Mobile Internet revenues in the Personal Mobile segment increased 61% to P$1,248 million in 2012 from P$774 million in 2011. Such increases were mainly due to an increase in the subscriber base.

Equipment

Revenues from equipment increased by 28% to P$2,028 million in 2012 from P$1,587 million in 2011. This increase is mainly related to the Personal Mobile services segment in the retail business with an increase of P$443 million vs. 2011 and was due to a mix between the increase in the average price of the handsets of 34% and the decrease of 5% in the handsets sold.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2012, other income increased 163% to P$79 million from P$30 million, mainly due to an increase in penalties and indemnities collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) increased by P$3,091 million totaling P$15,626 million in 2012, representing a 25% increase as compared to 2011. The increase was mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, commissions, energy fees, restructuring costs and cost of equipment and handsets.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,		Total Change		Change by segment(1)
	2012	2011			Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	3,269	2,609	25	660	431	220	9
Interconnection costs and other telecommunications charges	1,707	1,497	14	210	(5)	199	16
Fees for services, maintenance, materials and supplies	2,109	1,719	23	390	135	245	10
Taxes and fees with the Regulatory Authority	2,018	1,595	27	423	82	337	4
Commissions	1,949	1,515	29	434	30	396	8
Cost of equipment and handsets	2,043	1,640	25	403	(15)	396	22
Cost of VAS	326	182	79	144	4	135	5
Advertising	660	599	10	61	17	36	8
Provisions	153	225	(32)	(72)	(75)	4	(1)
Bad-debt expense	275	169	63	106	28	77	1
Restructuring costs	90	—	n/a	90	83	7	—
Other operating expenses	1,027	785	31	242	145	94	3
Total operating expenses (without depreciation and amortization)	15,626	12,535	25	3,091	860	2,146	85

(1)	Net of the Intersegment transactions effect.

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

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Commissions

Commissions increased by P$434 million, or 29%, to P$1,949 million in 2012 from P$1,515 million in 2011. The increase was mainly due to higher commissions related to commercial agents associated with increased revenues because of major acquisition and retention costs, higher card sales, and prepaid recharges and collections.

Commissions are net of agent commissions capitalized as SAC, which totaled P$314 million (+P$66 million or 27% vs. 2011), and are directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment.

Cost of equipment and handsets

During 2012, the cost of equipment and handsets increased to P$2,043 million from P$1,640 million in 2011, representing a 25% increase. The increase in costs of mobile handsets in both Mobile Services segments was P$418 million and was mainly due to higher average unit cost of sales (+26% vs. 2011) offset by a decrease in the number of handsets sold (-5% vs. 2011).

Cost of equipment and handsets are net of costs capitalized as SAC (P$463 million in 2012, P$7 million or 1% lower than 2011).

Cost of VAS

Cost of VAS amounted to P$326 million (+P$144 million vs. 2012), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service).

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

Bad Debt Expense

In 2012, bad debt expense amounted to P$275 million, an increase of 63% as compared to 2011, representing 1% of consolidated revenues in 2012 and less than 1% in 2011. The increase was mainly due to higher revenues in 2012 (+ 20%) as compared to 2011 and higher aging of the accounts receivables, mainly in voice-retail customers in the Personal Mobile Services segment.

Restructuring Costs

In the last quarter of 2012 the Company’s Management decided to implement a restructuring plan aimed at improving the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 employees with a total estimated cost of P$90 million. As of December 31, 2012, 45 dismissals have been made effective, 40 employees of Telecom Argentina and 5 employees of Personal, for a total amount of P$36 million. The remaining P$54 million has been accrued.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 31% to P$1,027 million in 2012 from P$785 million in 2011 primarily as a result of the subsidies elimination on certain public services. Other operating expenses also were higher due to higher costs of site leases and international and satellite connectivity.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Financial results, net

During 2012, Telecom recorded a net financial gain of P$229 million compared to a net financial gain of P$80 million in 2011. The positive change in the net financial results was mainly due to higher gains from net financial position of P$135 million and lower interest loss on provisions of P$34 million, partially offset by higher net foreign currency exchange losses by P$31 million as compared to 2011 (including the effect of loss on derivatives).

Income tax expense

The Company’s income tax charge includes three effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; and (iii) the analysis of recoverability of deferred tax assets.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(i) Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2012, resulting in an income tax payable of P$1,522 million versus P$1,434 million in 2011. Fixed Segment income tax expense assessed in 2012 amounted to P$312 million as compared to P$379 million in 2011; Personal’s, in 2012, amounted to P$1,187 million compared to P$1,039 million in 2011; and Núcleo’s, in 2012, amounted to P$23 million compared to P$16 million in 2011.

(ii) Regarding the deferred tax, in 2012 and 2011, the Fixed Segment recorded a deferred tax benefit of P$39 million and P$101 million, respectively; Personal recorded a deferred tax benefit of P$20 million and a deferred tax loss of P$59 million in 2012 and 2011, respectively; and Núcleo generated a P$3 million gain in 2012 and a P$2 million gain in 2011, totaling P$62 million of deferred tax benefit in 2012 and P$44 million of deferred tax benefit in 2011. The gain in 2012 was mainly generated by the tax effects of temporary differences related to the allowance for doubtful accounts and provisions. The gain in 2011 was mainly generated by the tax effects of temporary differences related to provisions, partially offset by the tax effects of temporary differences related to PP&E and intangible assets.

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

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(B) Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Revenues (1)	8,254	7,061	6,208	17	14
Other Income (2)	43	84	26	(49)	223
Operating expenses (without depreciation and amortization)	(6,550)	(5,500)	(4,614)	19	19
Operating income before depreciation and amortization (3)	1,747	1,645	1,620	6	2
Depreciation and amortization	(1,019)	(929)	(818)	10	14
Gain on disposal of PP&E and impairment of PP&E	(106)	7	20	n/a	(65)
Operating income	622	723	822	(14)	(12)
Financial results, net	213	52	(27)	310	n/a
Income tax expense	(297)	(273)	(278)	9	(2)
Net income	538	502	517	7	(3)

(1)	Includes intersegment revenues of P$1,248 million, P$1,038 million and P$879 million in 2013, 2012 and 2011, respectively.
(2)	Includes intersegment other income of P$10 million, P$9 million and P$6 million in 2013, 2012 and 2011, respectively.
(3)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2013, revenues from our Fixed Services segment increased by 17% to P$8,254 million from P$7,061 million in 2012. During 2012, revenues from our Fixed Services segment increased by 14% to P$7,061 million from P$6,208 million in 2011. The increase in each year was mainly due to data transmission and Broadband with a 5% growth in Internet accesses in both 2013 and 2012.

Revenues from our Fixed Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Voice-retail	2,656	2,475	2,357	7	5
Voice-wholesale	786	739	747	6	(1)
Data	963	735	583	31	26
Internet	2,521	1,993	1,553	26	28
Service Revenues	6,926	5,942	5,240	17	13
Equipment (1)	80	81	89	(1)	(9)
Subtotal third party revenues	7,006	6,023	5,329	16	13
Intersegment	1,248	1,038	879	20	18
Total Fixed Services revenues	8,254	7,061	6,208	17	14

(1)	This item is composed of voice, data and Internet equipment in each year.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Voice-retail

Revenues from voice-retail represented 32% of our total segment revenues for 2013 compared to 35% of our total segment revenues for 2012 and 38% of our total segment revenues for 2011. Revenues from voice-retail increased 7% to P$2,656 million in 2013 from P$2,475 million in 2012 and increased 5% in 2012 from P$2,357 million in 2011.

Voice-retail mainly includes revenues from monthly basic charges (which differ for residential, professional and commercial customers), charges for supplementary services, measured service (national and international calls) and public telephone service. Charges for supplementary services include call-waiting, call-forwarding, three-way calling, caller ID, direct inwards dialing, toll-free service and voicemail, among others. Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Most of our customers are billed monthly.

Monthly basic charges increased 9% to P$1,121 million in 2012 from P$1,032 million in 2012 and increased 8% from P$957 million in 2011. Such growth was due to the level of service packages sold as well as increased prices for non-regulated services during the period.

Measured service charges increased 7% to P$1,395 million in 2013 from P$1,306 million in 2012 and increased 5% from P$1,242 million in 2011. Such increases were due to the increase in the commercialization of domestic plans and domestic long distance services.

Voice-wholesale

Revenues from voice-wholesale represented 10% of our total segment revenues for 2013 and 2012 compared to 12% in 2011. Revenues from voice-wholesale increased 6% to P$786 million in 2013 from P$739 million in 2012 and decreased 1% from P$747 million in 2011.

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

Interconnection services increased 6% to P$547 million in 2013 from P$516 million in 2012 and decreased 2% from P$525 million in 2011.

Data and Internet

Revenues from data and Internet represented 42% of our total segment revenues in 2013 compared to 39% and 34% in 2012 and 2011, respectively. Revenues from data and Internet services increased 28% to P$3,484 million in 2013 from P$2,728 million in 2012 and increased 28% from P$2,136 million in 2011.

Internet

Revenues from Internet increased 26% to P$2,521 million in 2013 from P$1,993 million in 2012 and increased 28% from P$1,553 million in 2011. The increases were mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services as a result of the completion of promotions granted to customers in the first months of subscription. As of December 31, 2013, the number of Internet accesses increased approximately 5% to 1.71 million from 1.63 million as of December 31, 2012 and increased 5% from 1.55 million as of December 31, 2011.

Data

Revenues from data services increased 31% to P$963 million in 2013 from P$735 million in 2012 and increased 26% from P$583 million in 2011. The increases were mainly due to the growth of Integra and VPN IP services (private data networks services that replace the point to point services); and due to the increase in monthly charges and Datacenter services (especially in hosting and housing monthly charges and Value Added Services).

Equipment

Revenues from equipment amount to P$80 million in 2013 compared to P$81 million in 2012 and decreased 9% from P$89 million in 2011. The decrease in 2012 was principally due to the decrease of sales of equipment related to construction contracts.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2013, our intersegment revenues increased 20% to P$1,248 million from P$1,038 million in 2012 and increased 18% from P$879 million in 2011. These increases were mainly due to higher revenues on leases of circuits to Personal as part of the growth of its network traffic. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2013, other income decreased 49% to P$43 million from P$84 million in 2012. The decrease in 2013 was mainly due to a decrease in indemnities and penalties collected from suppliers. In 2012, other income increased 223% from P$26 million in 2011 mainly due to an increase in indemnities collected from suppliers.

Operating Expenses (without depreciation and amortization)

During 2013, total operating expenses (without depreciation and amortization) for the Fixed Services segment increased 19% to P$6,550 from P$5,500 million in 2012 and increased 19% from P$4,614 million in 2011. The increases were mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies, provisions and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2013, 2012 and 2011 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	2,991	2,380	1,949	26	22
Interconnection costs and other telecommunications charges	525	507	491	4	3
Fees for services, maintenance, materials and supplies	1,126	950	815	19	17
Taxes and fees with the Regulatory Authority	578	449	367	29	22
Commissions	177	169	139	5	22
Cost of equipment	74	44	59	68	(25)
Cost of VAS	11	9	5	22	80
Advertising	159	171	154	(7)	11
Provisions	169	89	164	90	(46)
Bad debt expenses	58	56	28	4	100
Restructuring Costs (recovery)	(8)	83	—	n/a	n/a
Other operating expenses	690	593	443	16	34
Total Fixed Services(1)	6,550	5,500	4,614	19	19

Includes intersegment cost of P$104 million, P$112 million and P$86 million in 2013, 2012 and 2011, respectively.

(1)	These costs are eliminated at the consolidated level.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Employee benefit expenses and severance payments

During 2013, employee benefit expenses and charges for severance payments were approximately P$2,991 million, representing a 26% increase from P$2,380 million in 2012. In 2012, these charges increased 22% from P$1,949 million in 2011. The increases were mainly due to salary increases in 2013 and 2012. The Fixed Services segment had 11,002, 11,115 and 11,093 employees as of December 31, 2013, 2012 and 2011, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers.

In 2013 interconnection costs and other telecommunications charges amounted to P$525 million, representing an increase of 4% from P$507 million in 2012. In 2012 these charges increased 3% from P$491 million in 2011. The increases were mainly due to higher traffic volume resulting from Telecom Argentina’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2013, fees for services, maintenance, materials and supplies increased 19% to P$1,126 million from P$950 million in 2012 and increased 17% from P$815 million in 2011. The increases were mainly due to higher maintenance costs, the increase in the prices of certain supplies due to the effects of inflation and higher costs of services, especially those related to call centers (a P$7 million increase from 2012 to 2013 and a P$32 million increase from 2011 to 2012), as a result of an increase in the commercial activity, as well as technical maintenance fees (a P$51 million increase from 2012 to 2013 and a P$38 million increase from 2011 to 2012).

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$36 million in 2013, P$4 million or 12% higher than 2012).

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 29% to P$578 million in 2013 from P$449 million in 2012 and increased 22% from P$367 million in 2011, mainly due to charges of turnover tax (a P$75 million increase from 2012 to 2013 and a P$37 million increase from 2011 to 2012) as a result of the increase in revenues during both years and an increase in rates. Also, in 2013 the increase was a result of higher average rates of the turnover tax in the City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza.

Commissions

During 2013, costs relating to commissions amounted to approximately P$177 million, representing an increase of 5% as compared to P$169 million in 2012. In 2012, these charges increased 22% from P$139 million in 2011. The increase in both years was mainly due to higher commissions for collections as a result of increased sales and higher transaction cost for collection services.

Cost of Equipment

During 2013, 2012 and 2011 we recorded P$74 million, P$44 million and P$59 million in cost of equipment, respectively. The variation in these years is related mainly to the variation in the costs of construction contracts.

Cost of equipment includes P$16 million and P$14 million related to equipment construction contract costs in 2013 and 2011, respectively. No costs were recorded for this concept in 2012.

Cost of VAS

Cost of VAS increased P$2 million to P$11 million in 2013 from P$9 million in 2012.

Advertising

During 2013, we recorded P$159 million in costs of advertising representing a decrease of 7% as compared to P$171 million recorded in 2012. The decrease was mainly due to a reduction in the commercial campaigns of Arnet as compared to 2012. In 2012, these charges increased 11% from P$154 million in 2011. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Provisions

During 2013, we recorded P$169 million in provisions compared to P$89 million recorded in 2012 and P$164 million recorded in 2011. The increase in 2013 was mainly due to the increase in regulatory and municipal claims for approximately P$85 million. The decrease in 2012 was mainly due to the decrease in labor claims of approximately P$54 million and lower regulatory and tax claims for approximately P$21 million.

Bad Debt Expenses

In 2013, bad debt expenses amounted to P$58 million, and P$56 million in 2012. In 2012 theses charges increased 100% from P$28 million in 2011. The increase in 2012 was mainly due to higher aging in accounts receivable, mainly in the “Residential, professional and commercial” customers segment.

Restructuring Costs

In the last quarter of 2012 the Company’s Management decided to implement a restructuring plan aimed at improving the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina. The total estimated cost amounted to P$83 million in 2012. The recovery of these costs in 2013 amounts to P$8 million as a consequence of the end of the restructuring Plan in June, 2013.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2013, our other operating expenses amounted to P$690 million compared to P$593 million in 2012 and P$443 million in 2011. The increases were primarily due to the increase in prices of transportation, freight, energy, water and others to provide Telecom Argentina’s services and rental expenses.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$1,747 million in 2013, P$1,645 million in 2012 and P$1,620 million in 2011, representing 21%, 23% and 26% of total segment revenues, respectively.

Depreciation and Amortization

Depreciation and amortization expenses were P$1,019 million in 2013, P$929 million in 2012 and P$818 million in 2011. The increase was mainly due to assets acquired during 2013 and 2012, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$16 million, P$7 million and P$20 million in 2013, 2012 and 2011, respectively. Impairment loss of PP&E amounted to P$122 million in 2013 and is mainly related to the impairment of certain PP&E items related to some projects undertaken by Telecom Argentina with the public sector and the private sector that present uncertainty regarding their development and future associated cash flows.

Operating Income

Operating income represented 8%, 10% and 13% of total segment revenues in 2013, 2012 and 2011, respectively. In 2013, the operating income from our Fixed Services segment decreased 14% to P$622 million from P$723 million in 2012. In 2012, the operating income from our Fixed Services segment decreased 12% to P$723 million from P$822 million in 2011.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Our operating income in the Fixed Services Segment continues to be affected by the Pesification and freeze of regulated rates. See “—Factors affecting results of operations – Rate Regulation”.

The following table shows our operating income from the Fixed Services segment in 2013, 2012 and 2011 and its percentage of revenues in each year.

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	1,747	1,645	1,620	6	2
As % of revenues	21	23	26
Depreciation and amortization	(1,019)	(929)	(818)	10	14
As % of revenues	(12)	(13)	(13)
Gain on disposal of PP&E and impairment of PP&E	(106)	7	20	n/a	(65)
Operating income	622	723	822	(14)	(12)
As % of revenues	8	10	13

(1)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2013, we recorded a net financial gain of P$213 million compared to a net financial gain of P$52 million in 2012. The increase in our financial results was mainly attributed to higher interest from cash equivalents and investments of approximately P$15 million and a net foreign currency exchange gain of P$103 million.

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

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2013, 2012 and 2011—Income Tax”).

During 2013, our Fixed Services segment recorded an income tax expense of P$297 million compared to P$273 million in 2012 and P$278 million in 2011. The increase in 2013 was mainly due to the increase in our pre-tax income compared to 2012. The decrease in 2012 was mainly due to the decrease in our pre-tax income compared to 2011.

The income tax expense in 2013 was mainly attributable to the recognition of current income tax expense (amounting to P$344 million), partially offset by income generated by deferred tax on temporary differences arising out of the asset and liability valuations due to tax versus financial accounting criteria (amounting to P$47 million). The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense (amounting to P$312 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria (amounting to P$39 million). The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense (amounting to P$379 million), partially offset by income generated by a deferred tax on temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria (amounting to P$101 million).

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Net Income

For 2013, 2012 and 2011, the Fixed Services segment recorded net income of P$538 million, P$502 million and P$517 million, respectively. The increase in 2013 was mainly due to an increase in financial results, partially offset by a reduction in our operating income compared to the gain recorded in 2012, and an increase in the income tax expense as detailed above. The decrease in 2012 was mainly due to a reduction in our operating income compared to the gain recorded in 2011, partially offset by an increase in financial results and a reduction in the income tax expense as detailed above.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Revenues(1)	19,245	15,350	12,548	25	22
Other Income	24	4	10	500	(60)
Operating expenses (without depreciation and amortization)	(13,879)	(10,760)	(8,449)	29	27
Operating income before depreciation and amortization(2)	5,390	4,594	4,109	17	12
Depreciation and amortization	(1,628)	(1,526)	(1,190)	7	28
Gain on disposal of PP&E and impairment of PP&E	(68)	1	2	n/a	(50)
Operating income	3,694	3,069	2,921	20	5
Financial results, net	334	186	118	80	58
Income tax expense	(1,472)	(1,170)	(1,103)	26	6
Net income	2,556	2,085	1,936	23	8

(1)	Includes intersegment revenues of P$116 million, P$123 million and P$93 million in 2013, 2012 and 2011, respectively.
(2)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2013, revenues from our Personal Mobile Services segment increased by 25% to P$19,245 million from P$15,350 million in 2012 and increased 22% from P$12,548 million in 2011. The increase in each year was mainly due to the growth in the subscriber base, the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily data and Internet services.

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

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,
	2013	2012	2011
	(P$ million)
Total service revenues	16,119	13,435	11,076
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(270)	(250)	(210)
Cell sites rental	(32)	(25)	(18)
Reconnection fees and others	(239)	(220)	(145)

Adjusted total service revenues included in the ARPU calculation(1)	15,578	12,940	10,703

Average number of subscribers during the year (thousands)	19,448	18,687	17,336

(1)	Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$116 million in 2013, P$123 million in 2012 and P$93 million in 2011.

During 2013, ARPU increased 16% to approximately P$66.8 per customer per month compared to approximately P$57.7 per customer per month in 2012. ARPU reached P$51.4 per customer per month in 2011.

The total number of Personal’s subscribers increased approximately 6% to 20.1 million as of December 31, 2013 from 19.0 million as of December 31, 2012 and increased 4% from 18.2 million as of December 31, 2011. The increase in both years was fueled by increased penetration in the mobile services market in Argentina. As of December 31, 2013, the subscriber base in Argentina amounted to approximately 13.6 million prepaid subscribers, or 68% of the total subscriber base, approximately 2.5 million post-paid subscribers, or 12% of the total subscriber base and approximately 4.0 million “Cuentas Claras” plan subscribers, or 20% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Voice-retail	4,773	4,461	4,001	7	11
Voice-wholesale	1,930	1,838	1,726	5	6
Data	7,212	5,765	4,482	25	29
Internet	2,088	1,248	774	67	61
Services Revenues	16,003	13,312	10,983	20	21
Equipment	3,126	1,915	1,472	63	30
Subtotal third party revenues	19,129	15,227	12,455	26	22
Intersegment	116	123	93	(6)	32
Total Personal Mobile Services Revenues	19,245	15,350	12,548	25	22

Voice-retail

Revenues from voice-retail represented 25% of our total segment revenues in 2013 compared to 29% and 32% of our total segment revenues in 2012 and 2011, respectively. Revenues from voice-retail increased 7% to P$4,773 million in 2013 from P$4,461 million in 2012 and increased 11% from P$4,001 million in 2011.

Voice-retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased 11% to P$2,369 million in 2013 from P$2,137 million in 2012 and increased 26% in 2012 from P$1,698 million in 2011. Airtime usage charges increased 2% to P$2,005 million in 2013 from P$1,961 million in 2012 and decreased 3% to P$1,961 million in 2012 from P$2,022 million in 2011. Roaming charges billed and other services increased 10% to P$399 million in 2013 from P$363 million in 2012 and increased 29% in 2012 from P$281 million in 2011. Such growth was mainly due to an increase in the subscriber base (especially in prepaid and “Cuentas Claras”), an increase in the volume of total traffic and an increase in the prices of our services.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Voice-wholesale

Revenues from voice-wholesale represented 10% of our total segment revenues in 2013 compared to 12% and 14% of our total segment revenues in 2012 and 2011, respectively. Revenues from voice-wholesale increased 5% to P$1,930 million in 2013 from P$1,838 million in 2012 and increased 6% from P$1,726 million in 2011.

Voice-wholesale mainly includes revenues from CPP, TLRD and roaming charges billed to other mobile service providers whose customers use our network.

CPP and TLRD increased 4% to P$1,634 million in 2013 from P$1,568 million in 2012 and increased 4% from P$1,503 million in 2011. Such increases were mainly due to increased traffic volume in Argentina.

Roaming charges billed and other services increased 10% to P$296 million in 2013 from P$270 million in 2012 and increased 21% from P$223 million in 2011. The increase was due to an increase in the traffic volume in Argentina.

Data and Internet

Data and Internet services mainly include SMS, MMS, Browsing and Internet. Data and Internet represented 48%, 46% and 42% of our total segment revenues for 2013, 2012, and 2011, respectively.

Data

Revenues from data mainly include contents via SMS, SMS, MMS and other Value Added Services. Revenues from data increased 25% to P$7,212 million in 2013 from P$5,765 million in 2012. Revenues from data increased 29% in 2012 from P$4,482 million in 2011. This increase was mainly due to the constant SMS sales increase as a result of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS, which represented an inter-annual increase of P$1,280 million, a 141% of growth in 2013.

In particular, revenues of SMS increased 3% to P$4,792 million in 2013 from P$4,668 million in 2012 (the monthly average number of SMS decreased 6% to 5,435 million in 2013 from 5,769 million in 2012). Revenues of SMS increased 21% to P$4,668 million in 2012 from P$3,847 million in 2011 (the monthly average number of SMS grew 3% to 5,769 million in 2012 from 5,587 million in 2011).

Internet

Revenues from Internet increased 67% to P$2,088 million in 2013 from P$1,248 million in 2012. Revenues from Internet increased 61% in 2012 from P$774 million in 2011. Such increases were mainly due to an increase in the subscriber base and the increase in consumption by Personal’s subscribers.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2013, handset revenues increased 63% to P$3,126 million from P$1,915 million in 2012 and increased 30% from P$1,472 million in 2011. This increase was due to a mix between the increase in the average price of the handsets of 72% and the decrease of 5% in the handsets sold by Personal. This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2013, our intersegment revenues decreased 6% to P$116 million in 2013 from P$123 million in 2012 and increased 32% from P$93 million in 2011. The intersegment revenues are eliminated at the consolidated level.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2013, other income was P$24 million, representing an increase of 500% from P$4 million in 2012 and P$10 million in 2011.

Operating Expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased 29% to P$13,879 million in 2013 from P$10,760 million in 2012 and increased 27% from P$8,449 million in 2011. In line with our increases in revenues, during 2013 and 2012, all items in the cost structure of the Personal Mobile Services segment experienced material increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions associated with sales and expansion of the customer service staff.

Detailed below are the major components of the operating expenses for the years ended December 31, 2013, 2012 and 2011 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	1,077	825	605	31	36
Interconnection costs and other telecommunications charges	2,148	1,947	1,621	10	20
Fees for services, maintenance, materials and supplies	1,634	1,242	966	32	29
Taxes and fees with the Regulatory Authority	2,076	1,542	1,205	35	28
Commissions	1,970	1,745	1,353	13	29
Cost of equipment	2,956	1,964	1,568	51	25
Cost of VAS	663	292	157	127	86
Advertising	442	436	400	1	9
Provisions	101	65	61	55	7
Bad debt expenses	214	211	134	1	57
Restructuring Costs	—	7	—	n/a	n/a
Other operating expenses	598	484	379	24	28
Total Personal Mobile Services(1)	13,879	10,760	8,449	29	27

(1)	Includes intersegment cost of P$1,257 million, P$1,049 million and P$884 million in 2013, 2012 and 2011, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2013, employee benefit expenses and severance payments charges increased 31% to P$1,077 million from P$825 million in 2012 and increased 36% from P$605 million in 2011. The increase was mainly due to the salary increases that Personal implemented and the increase in the number of full-time employees. The Personal Mobile Services segment had 5,155, 5,254 and 4,820 employees as of December 31, 2013, 2012 and 2011, respectively.

Interconnection Costs and other telecommunications charges

During 2013, interconnection costs and other telecommunications charges increased 10% to P$2,148 million from P$1,947 million in 2012 and increased 20% from P$1,621 million in 2011. The increases were mainly due to higher traffic volume resulting from Personal’s network and higher costs

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

of roaming and TLRD due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base. Interconnection costs and other telecommunications charges includes intersegment costs of P$921 million, P$780 million and P$652 million in 2013, 2012 and 2011, respectively, that are eliminated at the consolidated level.

Fees for services, Maintenance, Materials and Supplies

In 2013, fees for services, maintenance, materials and supplies expenses increased 32% to P$1,634 million from P$1,242 million in 2012 and increased 29% from P$966 million in 2011. The increase was mainly due to an increase in the prices for the principal services received caused by the effects of inflation, higher service costs related to call centers (a P$86 million increase from 2012 to 2013 and a P$143 million increase from 2011 to 2012), as a result of an increase in the commercial activity and higher maintenance costs of hardware and software. Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$211 million, P$153 million and P$122 million in 2013, 2012 and 2011, respectively, that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

During 2013, taxes and fees with the Regulatory Authority increased 35% to P$2,076 million from P$1,542 million in 2012 and increased 28% from P$1,205 million in 2011. The increase in each year was mainly attributable to the increase in total segment revenues and higher average rates of the turnover tax.

Commissions

In 2013, commissions increased 13% to P$1,970 million from P$1,745 million in 2012 and increased 29% from P$1,353 million in 2011. These increases were mainly due to a growth in commercial activity (mainly due to the increase in commercial agents’ commissions) and a growth in the subscriber base. Commissions include intersegment cost of P$56 million, P$57 million and P$61 million in 2013, 2012, and 2011, respectively, that are eliminated at the consolidated level.

Cost of Equipment

During 2013, the cost of equipment and handsets sold increased 51% to P$2,956 million from P$1,964 million in 2012 and increased 25% from P$1,568 million in 2011. The increase in costs of mobile handsets in 2013 was mainly due to higher average unit cost of sales (+72% vs. 2012) offset by a decrease in the number of handsets sold (-5% vs. 2012). The increase in costs of mobile handsets in 2012 was mainly due to higher average unit cost of sales (+26% vs. 2011) offset by a decrease in the number of handsets sold (-5% vs. 2011).

Cost of equipment and handsets are net of costs capitalized as SAC (P$225 million in 2013, P$217 million or 49% lower than 2012).

Cost of VAS

Cost of VAS amounted to P$663 million (+P$371 million vs. 2012), mainly due to the increase of VAS (mainly the SMS service) as a consequence of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS.

Advertising

During 2013, advertising expenses including media, promotional and institutional campaigns, amounted to P$442 million, representing an increase of 1% from P$436 million in 2012. During 2012, these costs increased 9% from P$400 million in 2011. This increase was due to the increase in promotional campaigns.

Provisions

During 2013, we recorded P$101 million in provisions compared with P$65 million and P$61 million recorded in 2012 and 2011, respectively. The increase in 2013 was mainly due to higher claims recorded, in particular an increase in civil and commercial claims for P$62 million, partially offset by lower labor claims for P$24 million. The increase in 2012 was mainly due to higher claims recorded, in particular an increase in trade claims for P$20 million, partially offset by lower labor claims for P$14 million.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Bad Debt Expenses

In 2013 bad debt expenses amounted to P$214 million, representing a lower increase of 1% from P$211 million in 2012. In 2012, bad debt expenses increased 57% from P$134 million in 2011. The increase was mainly due to higher revenues in 2012 (+22%) as compared to 2011 and higher aging in accounts receivables in voice-retail customers.

Restructuring Costs

In the last quarter of 2012 the Management decided to implement a restructuring plan aimed at improving the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Personal. The plan involves the dismissal of about 9 members of middle and upper management with a total estimated cost of P$7 million.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 24% to P$598 million in 2013 from P$484 million in 2012 and increased 28% from P$379 million in 2011. The increase was mainly due to higher costs associated with an increase in freight and transportation costs. Other operating expenses include intersegment costs of P$69 million, P$59 million and P$49 million in 2013, 2012, and 2011, respectively, that are eliminated at the consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$5,390 million in 2013, P$4,594 million in 2012 and P$4,109 million in 2011, representing 28%, 30% and 33% of total segment revenues in 2013, 2012 and 2011, respectively. The increase in each year was mainly due to higher growth in revenues, partially offset by increases in operating costs (before depreciation and amortization).

Depreciation of PP&E and Amortization of Intangible Assets

During 2013 depreciation of PP&E and amortization of intangible assets increased 7% to P$1,628 million from P$1,526 million in 2012 and increased 28% from P$1,190 million in 2011. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets. In particular, during 2013, amortization of SAC increased P$44 million and depreciation of PP&E and other intangible assets increased P$58 million compared to 2012. During 2012 amortization of SAC increased P$193 million and depreciation of PP&E and other intangible assets increased P$143 million compared to 2011.

Gain on disposal of PP&E and impairment of PP&E

The loss on disposal of PP&E amounted to P$3 million in 2013 and the gain on disposal of PP&E amounted to P$1 million in 2012. Impairment of PP&E amounted to P$65 million in 2013 and is mainly related to the discontinuation of a commercial system.

Operating Income

In 2013, our operating income from the Personal Mobile Services segment was P$3,694 million, representing an increase of 20% from P$3,069 million in 2012, and increased 5% from P$2,921 million in 2011. Operating income represented 19% of revenues in 2013 for this segment, 20% of revenues in 2012 and 23% in 2011. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The following table shows our operating income from the Personal Mobile Services segment in 2013, 2012 and 2011 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization(1)	5,390	4,594	4,109	17	12
As % of revenues	28	30	33
Depreciation and amortization	(1,628)	(1,526)	(1,190)	7	28
As % of revenues	(8)	(10)	(9)
Gain on disposal of PP&E and impairment of PP&E	(68)	1	2	n/a	(50)
Operating income	3,694	3,069	2,921	20	5
As % of revenues	19	20	23

(1)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2013, the Personal Mobile Services segment recorded a net financial gain of P$334 million compared to a net financial gain of P$186 million in 2012 and a net financial gain of P$118 million in 2011. The gain recorded in 2013 was mainly attributed to interest from cash equivalents and investments of approximately P$650 million. In addition, the devaluation of the peso against the U.S. dollar generated a net foreign currency exchange loss of P$328 million in 2013. The gain recorded in 2012 was mainly attributed to interest from cash equivalents and investments of approximately P$232 million. In addition, the devaluation of the peso against the U.S. dollar generated a net foreign currency exchange loss of P$55 million in 2012.

Income Tax Expense

During 2013, our Personal Mobile Services segment recorded an income tax expense of P$1,472 million compared to P$1,170 million in 2012 and P$1,103 million in 2011. The increase was mainly due to higher pre-tax income in each year. The income tax expense in 2013 was mainly attributable to the recognition of current income tax expense amounting to P$1,588 million, partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$120 million and P$4 million loss in the allowance for net deferred tax assets.

The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$1,187 million, partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$20 million and P$3 million loss in the allowance for net deferred tax assets.

The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$1,039 million, the loss generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$59 million and a loss of P$5 million in the allowance for net deferred tax assets.

Net Income

During 2013, our Personal Mobile Services segment reported net income of P$2,556 million as compared to P$2,085 million during 2012 and P$1,936 million in 2011. The increase in net income in 2013 and 2012 was mainly due to higher operating income and financial results, partially offset by higher income tax expense, as explained above.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(B.3) Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase / (Decrease)
Revenues (1)	1,160	873	718	33	22
Other Income	6	—	—	n/a	—
Operating expenses (without depreciation and amortization)	(739)	(542)	(454)	36	19
Operating income before depreciation and amortization (2)	427	331	264	29	25
Depreciation and amortization	(226)	(157)	(150)	44	5
Gain on disposal of PP&E	1	—	—	n/a	—
Operating income	202	174	114	16	53
Financial results, net	(19)	(9)	(11)	111	(18)
Income tax expense	(23)	(20)	(14)	15	43
Net income	160	145	89	10	63

(1)	Includes intersegment revenues of P$8 million, P$6 million and P$4 million in 2013, 2012 and 2011, respectively.
(2)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Revenues

During 2013, total revenues from Núcleo increased by 33% to P$1,160 million from P$873 million in 2012. This increase was mainly due to an increase of 5% in Núcleo’s subscriber base that reached approximately 2.4 million mobile subscribers as of December 31, 2013 and the appreciation of the Guaraní of 33%. As of December 31, 2013, Núcleo had approximately 1.9 million prepaid subscribers, representing 80% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 38% in 2013 as compared to 2012.

During 2012, total revenues from Núcleo increased by 22% to P$873 million from P$718 million in 2011. This increase was mainly due to an increase of 7% in Núcleo’s subscriber base that reached approximately 2.3 million mobile subscribers as of December 31, 2012, the appreciation of the Guaraní of 9% and the increase in internet revenues (+83%). As of December 31, 2012, Núcleo had approximately 1.9 million prepaid subscribers, representing 82% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 26% in 2012 as compared to 2011.

Revenues from our Núcleo Mobile Services segment for 2013, 2012 and 2011 are comprised as follows:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase
Voice	500	414	353	21	17
Data	313	267	251	17	6
Internet	270	154	84	75	83
Service revenues	1,083	835	688	30	21
Equipment	69	32	26	116	23
Subtotal third party revenues	1,152	867	714	33	21
Intersegment	8	6	4	33	50
Total revenues	1,160	873	718	33	22

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other Income

Other income mainly includes indemnities collected from suppliers. During 2013, other income was P$6 million.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 36% to P$739 million in 2013 from P$542 million in 2012. In 2012 operating expenses increased 19% from P$454 million in 2011. In line with our increases in revenues, during 2013 and 2012, all items in the cost structure of the Núcleo Mobile Services segment experienced increases. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff, also, the increase is mainly due to the appreciation of the Guaraní with respect to the Argentine peso (+33% inter-annual).

Detailed below are the major components of the operating expenses for the years ended December 31, 2013, 2012 and 2011 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	84	64	55	31	16
Interconnection costs and other telecommunications charges	171	128	110	34	16
Fees for services, maintenance, materials and supplies	101	76	64	33	19
Taxes and fees with the Regulatory Authority	35	27	23	30	17
Commissions	112	92	84	22	10
Cost of equipment	81	35	13	131	169
Cost of VAS	34	25	20	36	25
Advertising	55	53	45	4	18
Provisions.	—	(1)	—	n/a	n/a
Bad debt expense	11	8	7	38	14
Other operating expenses	55	35	33	57	6
Total Núcleo Mobile Services(1)	739	542	454	36	19

(1)	Includes intersegment cost of P$21 million, P$15 million and P$12 million in 2013, 2012 and 2011, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2013, employee benefit expenses and severance payments increased 31% to P$84 million from P$64 million in 2012. During that year, these costs increased 16% from P$55 million in 2011. The increase was mainly due to salary increases that Núcleo implemented in 2013, partially offset by a decrease in the number of employees as of December 2013. The increase was mainly due to salary increases that Núcleo implemented and an increase in the number of employees in 2012. Núcleo had 424 employees as of December 31, 2013. As of December 31, 2012 and 2011 it had 439 and 433, respectively.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Interconnection Costs and Other Telecommunication Charges

During 2013, interconnection costs and other telecommunication charges increased 34% to P$171 million from P$128 million in 2012. During 2012, those charges increased 16% from P$110 million in 2011. The increase was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2013, fees for services and maintenance, materials and supplies totaled P$101 million, representing an increase of 33% from P$76 million in 2012. During 2012, they increased 19% from P$64 million in 2011. The increases in 2013 correspond to higher maintenances costs, while the increases in 2012 correspond to higher miscellaneous fees for services.

Taxes and fees with the Regulatory Authority

During 2013, taxes and fees with the Regulatory Authority increased 30% to P$35 million from P$27 million in 2012 and increased 17% from P$23 million in 2011. The increase in the year was attributable to the increase in total segment revenues.

Commissions

During 2013, commissions increased to P$112 million from P$92 million in 2012, representing an increase of 22%. During 2012, commissions increased 10% from P$84 million in 2011. The increases were mainly due to the growth in the subscriber base.

Cost of Equipment

During 2013, the cost of handsets sold increased to P$81 million from P$35 million, representing an increase of 131%. During 2011, the cost of handsets was P$13 million. The increase in 2013 and 2012 was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Cost of VAS

Cost of VAS increased P$9 million to P$34 million in 2013 from P$25 million in 2012.

Advertising

During 2013, advertising expenses including media, promotional and institutional campaigns, amounted to P$55 million, representing an increase of 4% from 2012. During 2012, these expenses amounted to P$53 million, representing an increase of 18% from P$45 million in 2011. This variation was mainly due to campaigns related to Internet 3G, the Interconnection Network and to strengthening the Personal brand position in Paraguay and Number Portability.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 57% to P$55 million in 2013 and increased 6% to P$35 million in 2012 from P$33 million in 2011. The increase was mainly due to the higher costs of site leases.

Operating Income before depreciation and amortization

Operating income before depreciation and amortization was P$427 million in 2013 and P$331 million in 2012, representing 37% and 38% of total revenues, respectively. Operating income before depreciation and amortization was P$264 million in 2011, representing 37% of total revenues in that year. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as fees for services and maintenance, materials and supplies, cost of handsets and commissions.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Depreciation of PP&E and Amortization of Intangible Assets

During 2013, depreciation of PP&E and amortization of intangible assets increased 44% to P$226 million from P$157 million in 2012. During 2012 depreciation and amortization increased 5% from P$150 million in 2011. The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2013, our operating income from the Núcleo Mobile Services segment was P$202 million, representing an increase of 16% from P$174 million in 2012, which represent 17% and 20% of total revenues for this segment in 2013 and 2012, respectively. In 2011, our operating income was P$114 million, representing 16% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2013, 2012 and 2011 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2013	2012	2011	2013-2012	2012-2011
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	427	331	264	29	25
As % of total revenues	37	38	37
Depreciation and amortization	(226)	(157)	(150)	44	5
As % of total revenues	(19)	(18)	(21)
Gain on disposal of PP&E	1	—	—	n/a	—
Operating income	202	174	114	16	53
As % of total revenues	17	20	16

(1)	Although it is not specifically defined, this is a permitted measure under IFRS. See “Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2013, the Núcleo Mobile Services segment recorded a net financial loss of P$19 million, compared to a net financial loss of P$9 million in 2012 and P$11 million in 2011. The increase in the loss in 2013 was mainly due to higher interest on financial debt and higher exchange differences. The decrease in the loss in 2012 was mainly due to lower interest on financial debt.

Income Tax Expense

During 2013, our Núcleo Mobile Services segment recorded an income tax expense of P$23 million compared to P$20 million in 2012. The income tax expense in 2013 was mainly attributable to the recognition of current income tax expense amounting to P$24 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$1 million.

During 2012, our Núcleo Mobile Services segment recorded an income tax expense of P$20 million compared to P$14 million in 2011. The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$23 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$3 million.

During 2011, our Núcleo Mobile Services segment recorded an income tax expense of P$14 million compared to P$10 million in 2010. The income tax expense in 2011 was mainly attributable to the recognition of current income tax expense amounting to P$16 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$2 million.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Net Income

During 2013, our Núcleo Mobile Services segment reported net income of P$160 million as compared to P$145 million during 2012, representing 14% and 17% of total revenues in 2013 and 2012, respectively. In 2011, our net income was P$89 million, representing 12% of total revenues. The increase in net income was mainly due to higher operating income partially offset by the higher income tax expenses.

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

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV approved this program.

The table below summarizes, for the years ended December 31, 2013, 2012 and 2011, Telecom’s cash flows:

	Years Ended December 31,
	2013	2012	2011
	(P$ million)
Cash flows from operating activities	7,139	5,029	5,317
Cash flows used in investing activities	(3,894)	(3,945)	(2,941)
Cash flows used in financing activities	(1,407)	(859)	(965)
Net foreign exchange differences on cash and cash equivalents	226	117	31

Increase in cash and cash equivalents	2,064	342	1,442
Cash and cash equivalents at the beginning of the year	3,160	2,818	1,376

Cash and cash equivalents at the end of the year	5,224	3,160	2,818

As of December 31, 2013, 2012 and 2011, we had P$5,224 million, P$3,160 million and P$2,818 million in cash and cash equivalents, respectively.

Cash flows from operating activities were P$7,139 million, P$5,029 million and P$5,317 million in 2013, 2012 and 2011, respectively. The increase of P$2,110 million in 2013 was mainly due to an increase in the collection of trade receivables, resulting from an increase in revenues. The decrease of P$288 million in 2012 was mainly due to higher employee benefit expenses and severance payments and higher income tax paid.

Cash flows used in investing activities were P$3,894 million, P$3,945 million and P$2,941 million in 2013, 2012 and 2011, respectively. The decrease of P$51 million in 2013 was mainly due to a decrease in investments not considered as cash and cash equivalents (amounting to P$915 million), partially offset by higher payments for the acquisition of PP&E (amounting to P$887 million). The increase of P$1,004 million in 2012 was mainly due to higher payments for the acquisition of PP&E (amounting to P$272 million) and intangible assets (especially SAC and service connection costs) amounting to P$54 million and an increase of P$652 million in investments not considered as cash and cash equivalents.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Cash flows used in financing activities were P$1,407 million, P$859 million and P$965 million in 2013, 2012 and 2011, respectively. The increase in 2013 of P$548 million was mainly due to the acquisition of treasury shares by P$461 million and a higher payment of dividends of P$151 million. The decrease in 2012 of P$106 million was mainly due to lower payments of dividends.

Debt Obligations and Debt Service Requirements

Non-Deliverable Forward (“NDF”) Contracts to Purchase U.S. Dollars at Fixed Rates

During 2013 Personal entered into several NDF agreements to hedge/cover a total amount of US$182 million maturing December 2013. The purpose of these NDF agreements is to eliminate the risks associated with the fluctuation of the exchange rate and to align the payment currency of Personal’s commercial commitments to its functional currency. These NDF agreements were regarded as cash flow hedges, but these did not comply with effectiveness requirements. As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately P$55 million, which was recognized in “Financial results”. As of December 31, 2013, about P$13 million were collected and P$42 million were included in other receivables.

During 2012, Telecom Argentina and Personal entered into several NDF contracts to hedge/cover approximately US$20.0 million and US$26.3 million, respectively, maturing September and December 2012, in order to hedge its exposure to U.S. dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flow hedges, but these did not comply with effectiveness requirements. As of December 31, 2012, the changes in the fair value of these NDF agreements resulted in a loss of approximately P$1.0 million and P$0.5 million for Telecom Argentina and Personal, respectively. The loss was recognized in “Financial results, net” against “Trade payables.”

Also during 2012, Personal entered into several NDF contracts to purchase a total amount of US$6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flow hedges, but these did not comply with effectiveness requirements.

Indebtedness of Subsidiaries

Núcleo. As of December 31, 2013, Núcleo’s outstanding debt is denominated in Guaraníes and amounted to approximately P$235 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, from its subsidiaries, if any.

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

Telecom Argentina is able to distribute dividends up to the limit of retained earnings determined under Argentine Corporations Law. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be reassigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings. Positive retained earnings generated by the application of IFRS in Telecom Argentina’s 2012 statutory financial statements amounted to P$370 million, of which P$19 million were allocated to Legal Reserve and P$351 million were assigned to the Special Reserve established by CNV Resolution No. 609/12, as approved by the Ordinary Shareholders’ Meeting held on May 21, 2013 (second tranche).

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Telecom Argentina’s Board of Directors, at their meeting held on March 14, 2014, called a shareholders’ meeting to be held on April 29, 2014, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2013. The Board proposed to allocate P$1,202 million (P$1.24 per outstanding share) for distribution of cash dividends in two equal installments of P$601 million each, the first one to be paid on May 8, 2014 and the second one during September 2014.

The General Ordinary Shareholders’ Meeting of Telecom Argentina of April, 23, 2013 adjourned to May 21, 2013, approved the allocation of P$1,000 million to a Reserve for Future Cash Dividends. The Shareholders´ Meeting resolved to delegate to the Board of Directors the powers to determine the allocation of the Reserve for Future Cash Dividends.

On December 13, 2013, the Board of Directors decided to determine the total withdrawal and distribution to Shareholders of the Reserve for Future Cash Dividend in the amount of P$1,000 million. The amount distributed was equivalent to P$1.03182179 per outstanding share or P$5.15910896 per ADR, prior to deductions of the Personal Asset Tax and Income Tax obligations. The dividends were made available from December 27, 2013. Dividends were not paid nor reserved to Treasury shares.

As of December 31, 2013, Telecom Argentina and its consolidated subsidiaries had approximately P$5,224 million in cash and cash equivalents. Of this amount, approximately P$1,662 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$63 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet.

Capital Expenditures

We estimate that our capital expenditures for 2014 will be approximately P$5.6 billion (P$4.3 billion in tangible assets and P$1.3 billion in intangible assets, particularly SAC). The main investment projects of the Telecom Group in the Fixed Service Segment are related to the reconversion of the network architecture, which involves the replacement of copper by fiber optics in different points (FTTC or fiber connection in the connection lockers, FTTB or fiber in buildings and FTTH or fiber in homes), with the aim of improving the commercial offer and the Internet user experience. The evolution towards new technology helps to optimize the quality of service in terms of stability and availability. In the Mobile Service Segment, we continue with the reconversion technological network plan, mainly through the installation of a second 3G carrier nationwide, which optimizes mobile services in order to have greater speed and capacity accompanying the growth in demand for data traffic. We expect to continue increasing the 3G network capacity to optimize the use of the available spectrum.

See “Item 3—Key Information—Risk Factors—We operate in a competitive environment, that may result in a reduction in our market share in the future.” We expect to finance our capital expenditures through cash generated through our operations and cash on hand; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Related Party Transactions

During 2013, we entered into certain transactions with our indirect shareholders Telecom Italia and W de Argentina–Inversiones or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2013, 2012 and 2011, depending on the jurisdiction or goods and services subject to the tax.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Income Tax

Our income tax rate is currently 35% of net taxable income for the companies located in Argentina, 10% for Núcleo, 25% for Springville and 34% for Telecom Argentina USA. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under IFRS. The differences between the methodology of computing income under the tax regulations and under IFRS make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are not deductible and, accordingly, must be added back to income for tax purposes.

Prior to September 23, 2013, cash dividends, property or capital stock of Telecom Argentina were, in general, exempt from Argentine withholding tax and other taxes. As of September 23, 2013 dividend distributions and gains derived from transfers of stocks of Argentine companies are subject to income tax. See “Item 10—Additional Information—Taxation—Argentine Taxes.”

Additionally, under Argentine Income Tax Law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated net taxable income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law, shall have to withhold a 35% tax from such excess. This withholding income tax is known as the “equalization tax.” See “Item 10—Additional Information—Taxation—Argentine Taxes—Taxation of Dividends.”

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid. Additionally, under such law, when dividends are being paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts which are paid to such shareholders. As per Argentine tax law, income tax paid abroad is recognized as tax credit.

Net losses can generally be carried forward and applied against future taxable income for five years.

Thin Capitalization Rules

Argentine Law No. 25,784, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2013, 2012 and 2011, Telecom’s deduction of interest expenses was not limited because Telecom was able to meet the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of any tax on minimum presumed income paid in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2013, 2012 and 2011, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income.

Value Added Tax (VAT)

VAT does not have a direct impact on our results of operations. VAT paid by us to our suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts with Argentine financial institutions and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an institution regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate in effect since August 1, 2001 has been 0.6% of the transaction volume.

During 2013, 2012 and 2011, we charged to our income statement P$258 million, P$216 million and P$166 million, respectively, of this tax.

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2013, was approximately P$29 million, of which P$18 million are included in the allowance for doubtful accounts, based on the recoverability assessment made by Telecom Argentina. Whenever applicable, tax on personal property paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

Other Taxes and Levies

We are subject to a levy of 0.5% of our monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in our consolidated income statement within “Taxes and fees with the Regulatory Authority.”

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Law No. 26,573, which was regulated in 2010, imposes a levy of 1% of the monthly revenues from telecommunication services, excluding prepaid services, which must be collected from the customers. The proceeds of this levy are used to finance the activities of the Ente Nacional de Alto Rendimiento Deportivo – ENARD (National Board of High Performance Sport).

Research and Development, Patents and Licenses, etc.

None.

Trend Information

In 2013 we consolidated our position in each of our business segments. In particular, we highlight the following:

•	An expansion in the number of mobile subscribers reaching 22.5 million, and Internet accesses, reaching 1.7 million (equivalent to 41% of fixed lines in service). Otherwise, the number of fixed lines in service remained at similar levels to the previous year, reaching 4.1 million. As a result, our consolidated revenues increased by 23% reaching P$27,287 million. Our service revenues represented 88% of consolidated revenues and grew by 20% as compared to 2012.

•	Our capital expenditures amounted to P$4,851 million in 2013, equivalent to 18% of consolidated revenues. These investments consisted of 44% for Fixed services segment, 49% for Personal mobile services and 7% for Núcleo mobile services.

•	An improvement in economic results as compared to 2012: +14% in operating income and +19% in net income. The return on Shareholders’ Equity at the beginning of the year was 32% annually.

Cash from operating activities allowed Telecom Argentina to increase the level of capital expenditures without incurring financial indebtedness, even after distributing dividends in the amount of P$1,000 million.

In 2014 we expect the prospects for fixed line services to continue in line with the trend experienced in recent years as a result of the market maturity. Our Arnet Broadband business is well-positioned to continue to capture market opportunities.

With regard to prices, in the Fixed Services segment, the implementation of the Letter of Understanding of March 6, 2006 executed with the National government is still pending and the rate adjustments of regulated services is also not yet implemented. Both would restore Telecom Argentina’s financial and economic equation. Constant pressures on the Company’s cost structure accentuate this need.

Review of the mechanism of contribution to SU Fund and the compensation for incumbent operators of economic and financial losses incurred in services rendered since 2001, to give access to basic services to low-income individuals and those in areas not currently covered by fixed and mobile telecommunication services, is still pending. We also expect the definition of new criteria for mobile operators, who have not reached the maximum radio spectrum prescribed by regulation, to increase

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

their range, so as to make feasible the provision of mobile services with the quality that investments in infrastructure allow. We expect that the regulatory authority will continue working with operators as well as municipalities to enable operators to install the necessary sites to improve their network coverage.

The mobile business is expected to continue gaining market share in value and in subscriber base although at lower rates than those of recent years. Value Added Services, especially mobile Internet, continue to be one of the key sources of revenue growth (in 2013 Value Added Services accounted for about 58% of service revenues). We expect to expand our share of the youth segment through the social media strategy and through brand association with music, by developing music festivals that integrate our brands throughout the country.

During 2014, Personal will continue to work on expanding the mobile Internet experience, through the technological reconversion of the national network and the satisfactory resolution regarding the need of additional spectrum.

Coverage expansion and speed access improvement to 3G and HSPA+ networks with the more complete portfolio of advanced mobile devices will be the driver of revenues. The opportunity to grow in data capacity will come from the network evolution to 4G, once the spectrum availability enables its development.

The growth will be based on three factors: the innovative and active role of operators in the evolution of the industry value chain; the ability to develop mobile Internet and promote a satisfactory customer experience by providing access to the digital world through any device; and the ability to empathize with customers providing them a high quality of customer care. To provide customers with new and better services, the Telecom Group will continue with its investment plans that are expected to require expenditures in 2014 of approximately 17% of the estimated revenues for 2014. Telecom Argentina’s investments will focus on growth of Broadband, new Value Added Services initiatives in the fixed business, provision of infrastructure to mobile operators and modernization of commercial and support systems. Personal will enhance its network infrastructure by expanding coverage of its 3G and HSPA+ technology and bandwidth for mobile data transmissions and commercial systems improvements.

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

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2013 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in million of Argentine Pesos)
Debt obligations(1)	31	113	159	—	303
Operating lease obligations	372	375	149	71	967
Purchase obligations(2)	4,112	89	67	122	4,390
Other long-term liabilities(3)	94	93	53	70	310

Total	4,609	670	428	263	5,970

(1)	Includes P$68 million of future interest.
(2)	Other than operating lease obligations.
(3)	Includes voluntary retirement program, pension benefits and other long-term payables.

Off-Balance Sheet Arrangements

None.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual Report, for forward-looking statement safe harbor provisions.

PART I – ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of the Telecom Group is vested in the Board of Directors. Telecom Argentina’s bylaws provide for a Board of Directors consisting of no fewer than three and no more than eleven directors and up to the same or a lower number of alternate directors. As of the date of this Annual Report, Telecom Argentina has eleven directors and ten alternate directors. Six of the directors and six of the alternate directors qualify as independent directors under SEC regulations. Five of the directors and five of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all of the required authority to administer the corporation, including those for which the law requires special powers. The Board operates with a quorum of the absolute majority of its members and resolves issues by simple majority of votes present. According to Telecom Argentina’s bylaws, the Chairman has a double vote in the case of a tie. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, Nortel, Sofora, the Telecom Italia Group or W de Argentina–Inversiones. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve a renewable three year term.

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

The following table lists the directors and alternate directors of Telecom Argentina as of December 31, 2013 and, otherwise mentioned, as of the date of this Annual Report:

Name	Position	Date Director became a Member of the Board
Enrique Garrido	Chairman of the Board of Directors	April 27, 2007
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Andrea Mangoni	Director	November 30, 2010
Gianfranco Ciccarella	Director	December 9, 2013(1)
Francesca Petralia	Director	April 23, 2013
Piergiorgio Peluso	Director	April 23, 2013
Enrique Llerena	Director	April 23, 2013
Esteban Gabriel Macek	Director	April 27, 2007
Federico Horacio Gosman	Director	April 23, 2013
Esteban Santa Cruz	Director	November 30, 2010
Mariana Laura Gonzalez	Director	April 23, 2013
Aldo Raúl Bruzoni	Alternate Director	April 23, 2013
Jorge Alberto Firpo	Alternate Director	April 23, 2013
Lorenzo Canu	Alternate Director	April 23, 2013
Jorge Luis Pérez Alati	Alternate Director	November 30, 2010
María Virginia Genovés	Alternate Director	April 23, 2013
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Pablo Alberto Gutierrez	Alternate Director	November 30, 2010
Eduardo Pablo Guillermo Setti	Alternate Director	April 23, 2013
Juan Massolo	Alternate Director	April 23, 2013
Verónica Daniela Alvarez	Alternate Director	April 23, 2013

(1)	On December 9, 2013 Gianfranco Ciccarella was appointed director by the Board of Directors, replacing Patricio Graziani who had resigned.

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

Gerardo Werthein is a veterinarian. He was director of Personal since December 2003 until April 10, 2013. Since that date he is alternate director of Personal. He is Chairman of Caja de Seguros S.A., La Caja de Seguros de Retiro S.A. and Haras El Capricho S.A. He is also Chairman of Comité Olímpico Argentino. He is a member of the International Olympic Committee. He is Vice Chairman of Ente Nacional de Alto Rendimiento Deportivo and La Estrella S.A. Compañía de Seguros de Retiro. He is a director of Gregorio, Numo y Noel Werthein S.A., Los W S.A., and Caja de Ahorro y Seguro S.A. He was born on December 3, 1955.

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Andrea Mangoni has been graduated from the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures. Since July 2013, he is Chairman and Chief Executive Officer of Sorgenia S.p.A.; he is also member of the Board of Directors of Prelios SpA and Fincantieri SpA. Previously, he has been Managing Director for South America of Telecom Italia from August 2012 to March 2013. Until August, 2012 he was responsible for Administration, Finance and Control and International Development in Telecom Italia. Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle (from July 2009 to July 2010) and as Director of International Business at Telecom Italia S.p.A. From 1996 to March 2009 he worked in Acea, where he was appointed Chief Executive Officer in November 2003; from March 2003 to November 2003 he was General Manager of Acea; from June 2001 to February 2003, he was Chief Financial Officer, responsible for strategies, finance, budget, economic planning and control, investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked as manager of the Finance Department of Acea, where he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company. Mr. Mangoni worked for InterAmerican Development Bank (IDB). Mr. Mangoni was born in Terni, Italy on June 5, 1963.

Gianfranco Ciccarella holds a University Degree in Electrical Engineering and, at present, is responsible for Global Advisory Services within Technology Department in Telecom Italia S.p.A. Previously he held various positions in Telecom Italia S.p.A. as Vice President of several departments: Technical Support for the South America Region, Next Generation Access Networks and Partnerships in the Strategy Department (from April 2011 to February 2013), Technical Support in the Technology and Operations Department (from December 2009 to March 2011); Network and IT, Telecom Italia Sparkle. From 1998 to 2009 he was appointed to drive the design, deployment and operations of the Telecom Italia international network. Mr. Ciccarella is a member of the board of directors of a number of companies within the Telecom Italia Group. He is Director of the Post Graduate Training & Technical Department at the Scuola Superiore Guglielmo Reiss Romoli in L’Aquila. He also carried out research and teaching activities in the Electrical Engineering Department at the University of L’Aquila, as well as at New York Polytechnic University where he was Adjunct Associate Professor. Mr. Ciccarella was born in L’Aquila, on January 30, 1952.

Francesca Petralia serves as at Telecom Italia S.p.A. as head of International Legal Affairs. Previously she was head of Corporate and Legal Affairs in South America (February 2013 to February 2014). After graduating in Law, she began her career in 1978 as in-house counsel in Fiat Auto S.p.A., Grandi Lavori S.p.A. and Selenia Industrie Elettroniche Associate S.p.A. She joined Telecom Italia S.p.A. in 1990, focusing on international legal affairs. From 2002 to 2011, she was head of Corporate Finance Legal Affairs within the Legal Department. Subsequently, she acted as Group Compliance Officer until February 2013. Ms. Petralia is a member of the Board of Directors of the South American companies TIM Participaçoes S.A., TIM Brasil Serviços e Participaçoes S.A. and Sofora Telecomunicaciones S.A., as well as of the holding Telecom Italia International N.V. in The Netherlands. Mrs. Petralia was born in Bologna, Italy, on August 30, 1953.

Piergiorgio Peluso. Since September 26, 2012. Mr. Peluso has been Head of Administration, Finance and Control at Telecom Italia. After graduating with a degree in “Economic and Social Sciences” from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, from 1992 to 1994 he held the position of experienced accountant at Arthur Andersen & Co. Following a period at Mediobanca as Senior Financial Analyst (1994-1998) and with Credit Suisse First Boston as Vice President of Financial Institutions Group (1998-2000) and Mergers & Acquisitions Group (2000-2001), in 2002 he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A. In 2009 he was appointed CEO of UniCredit Corporate Banking S.p.A. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012 he was Managing Director of Fondiaria SAI S.p.A. He is a non-executive member of the Board of Directors of TIM Participacoes S.A. since April 11, 2013. Mr. Peluso is also member of the Board of Directors of Telecom Italia Media S.p.A., Telecom Argentina S.A. and Fondazione Telecom Italia. Mr. Peluso was born in Rome on March 25, 1968

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Enrique Llerena is a lawyer with a degree from Pontificia Universidad Católica Argentina Santa María de los Buenos Aires. He is a Director of Tradelog SA and an Alternate Director of SZ Consultores en Arte S.A. He was born on April 9, 1955.

Esteban Gabriel Macek is a public accountant. He is Chairman of Fiduciaria Internacional Argentina S.A. He is a director of Inmobiliaria Madero S.A. He is also an alternate member of the Supervisory Committees of Visa Argentina S.A. and Prisma S.A. He was born on November 8, 1960.

Federico Horacio Gosman is a director of Metrovías S.A. and Consultatio S.A. Presently, he is Coordinator of the “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation), in the Ministry of Economy and Public Finance. He served as assistant professor of “Historia del Pensamiento Económico” at the Universidad de Buenos Aires and he held research activities in the CEPLAD (Economic research institute of the Universidad de Buenos Aires). He worked as consultant in Rational Technologies and IBM. He was a member of the EDENOR Board of Directors. He graduated from the Universidad de Buenos Aires as an economist. He was born on May 19, 1983.

Esteban Santa Cruz holds a degree in Economics from the Universidad de Buenos Aires and a Masters Degree in Finance from the Universidad Di Tella. He is currently the Financial Director of the ANSES. He was Manager of Financial Asset Strategy at Fondo de Garantía de Sustentabilidad (FGS-ANSES). He previously worked at Banco Hipotecario and Asociart ART. He was born on August 20, 1979.

Mariana Laura González, holds a degree in Economics and a Magister in Economics, both from the Universidad de Buenos Aires. Also, she has a Masters Degree in Social Sciences from the Facultad Latinoamericana de Ciencias Sociales (FLACSO). She is currently the Undersecretariat of Economic Coordination and Improvement of Competitiveness of the Ministry of Economy and Public Finance. She was born on February 13, 1976.

Aldo Raúl Bruzoni holds a degree in Business Administration. He has served as a director of Sofora Telecomunicaciones S.A. since 2010 and an alternate director of Telecom Argentina. He served as a director of Personal from 2008 up to 2010. He is also an alternate director of TGLT S.A. He was born on March 30, 1950.

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. Since 2005, he has served as a director in Telecom Group companies. Presently, he is an alternate director in Telecom Argentina and Personal and a director in Telecom Argentina USA. Also, he serves as an alternate director in Tierra Argentea S.A. Since 2001, he has worked as Southamerica Supplier Director in Telecom Italia Latam, Brasil. From 1977 until 2001, he had assumed different positions in Pirelli Cables in Brasil and Italia. He was professor in high school and in universities. He was born on April 17, 1954.

Lorenzo Canu holds a University Degree in Law. Since 1997 he has been in charge of management of corporate affairs of the international subsidiaries of the Telecom Italia Group, within the Legal Affairs Department of Telecom Italia S.p.A. Mr. Canu is a member of the Board of Directors of Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Telecom Personal S.A. Mr. Canu was born in Rome on January 30, 1963.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of the Board of Directors of In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Aluquina S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Nogal Central S.A., Pilar del Este S.A., Alpe S.A.C.I.F.I.A. and Solcan S.A. He is Vice Chairman of TMLUC Argentina S.A., Puig Argentina S.A., Lan Argentina S.A. and Inversora Cordillera S.A. He is a director of Aluflex S.A., Herbalife International Argentina S.A., Young & Rubicam S.A., Chipirón S.A., CMPC Inversiones de Argentina S.A., Cork Supply Argentina S.A., Fabi Bolsas Industriales S.A., Honda Motor de Argentina S.A., Inesa Argentina S.A., Inversiones Los Andes S.A., Ivax Argentina S.A., Media Planning S.A., Havas Sports Argentina S.A, and LDC Argentina S.A. and an alternate director of Avex S. A., Arbumasa S.A., Burson Marsteller S.A., Wunderman Cato Johnson S.A., Arena Argentina S.A., Co. Fru. Va S.A., Harvest S.A., Bodegas Caro S.A., Cerámica San Lorenzo I.C.S.A., Media Contacts Argentina S.A., Proximia Havas Argentina S.A., Sociedad Alpe S.A., Salfa

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Construcciones Trasandinas S.A, Marina Holding S.A., Navieras Americanas, S.A. and Telecom Argentina. He is a member of the Supervisory Committees of Banco Santander Río S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., ISBAN Argentina S.A., Calyx Siembre S.A., Calyx Tierra S.A., Quickfood S.A., Santander Río Servicios S.A., Portal Universia Argentina S.A., Perevent Empresa de Servicios Eventuales S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Merchant S.A. and Santander Rio Sociedad de Bolsa S.A. He was born on September 14, 1954

María Virginia Corina Genoves is an accountant with a degree from the Universidad de Buenos Aires. She works as an external tax and accounting consultant for companies or individuals. Previously, she worked as an external auditor and as a consultant specializing in costs, taxes and process redesigning for optimization of resources. She developed budgets for a variety of market companies. She was born on June 11, 1964.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Nortel and Micro Sistemas. He is a director of Sofora and an alternate director of Personal, Caja de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A., La Estrella S.A. Cía. de Seguros de Retiro, Ritenere S.A. and Pluria Productores de Seguros S.A. He was born on January 14, 1950.

Pablo Alberto Gutiérrez is a public accountant. He is an advisor for many companies. He is director of Fiduciaria Internacional Argentina S.A. He is Vice Chairman of CAFIDAP – Cámara Argentina de Fideicomisos y Fondos de Inversión Directa en Actividades Productivas. He was born on January 4, 1968.

Eduardo Pablo Guillermo Setti holds a degree in Economics from the Universidad de la Empresa (UADE). Since February 2012, he is General Investment Director in ANSES – Fondo de Garantía de Sustentabilidad- and had previously served as Strategy Financial Assets Director and Financial Consultant. He worked as Planning Director in the Ministry of Infrastructure of the Province of Buenos Aires and as Secretary of Production in the Secretaría de Desarrollo Económico y Producción of the Municipality of Zárate, Province of Buenos Aires. He is a director of Pampa Energía S.A., Empresa Distribuidora y Comercializadora Norte S.A., Metrovías S.A. and Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. He is an alternate director in Telecom Argentina and in Gas Natural Ban S.A. He was born on February 16, 1971.

Juan Massolo holds a degree in Economics from the Universidad de Buenos Aires and a Master’s degree in Microfinance and Social Development from the Centro Internacional de Formación Financiera (CIFF)-Universidad de Alcalá. He currently works at “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation) of the Ministerio de Economía y Finanzas Públicas de la Nación. He is also an alternate director of Metrovías S.A. and Grupo Concesionario del Oeste S.A. Previously, he worked at Accenture, United Nations Development Programme (UNDP) and Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (PAMI). He was also an assistant professor of economics at the FCE-UBA. He was born on December 3, 1982.

Verónica Daniela Alvarez holds a degree in Economics from the Universidad de Buenos Aires, she conducted activities of specialization in legislative budgets forming part of the working group responsible for managing the budget of the Convención Constituyente Nacional and the Convención Constituyente of the City of Buenos Aires. She was Chief of Budget Department before being Chief of Purchasing Department in the Cámara de Diputados. In the Secretaría de Política Económica y Planificación del Desarrollo of the Ministry of Economy and Public Finance, she worked as a consultant in management issues. Presently, she is the General Legal and Administrative Coordinator of the Secretaría Legal y Administrativa of the Ministry of Economy and Public Finance. She is also a director in Ferrosur Roca and an alternate director in Telecom Argentina and in the Banco Hipotecario. She was born in September 21, 1964.

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Senior Management

As of December 31, 2013, the Telecom Group’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of the Telecom Group’s senior Management as of the date of this Annual Report.

Name	Position(1)	Date of Designation
Stéfano de Angelis	Chief Executive Officer	February 2013
Gonzalo A. Martínez	Director of Regulatory Affairs	April 2012
Guillermo O. Rivaben(2)	Director of Mobile Telephony	May 2010
Marcelo E.Villegas	Director of Human Capital	August 2008
Adrián Calaza	Chief Financial Officer	August 2009
Patrizio Graziani	Director of Procurement	November 2013
Alejandro D. Quiroga López	Director of Legal Affairs	June 2011
Ricardo Luttini	Director of Audit	April 2007
Máximo D. Lema	Director of Wholesale	June 2010
Paolo Perfetti	Director of Network	November 2012
Anibal Gómez	Director of Fixed Telephony	March 2013
Mariano Cornejo	Director of Communications and Media	June 2007
Eduardo M. Etcheverry	Director of Information Services	December 2012
Paolo Chiriotti(3)	Director of Corporate Security	August 2012

(1)	The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in the “—Directors, Senior Management and Employees—The Board of Directors” above. The terms of office of Telecom’s Senior Management are contractual in nature. Such contracts do not include a specified expiration date.
(2)	Guillermo O. Rivaben served as Director of Mobile Telephony until February 6, 2014. Since that date until February 27, 2014, the position was held by Stéfano de Angelis on an interim basis.
(3)	Paolo Chiriotti served as Director of Corporate Security until January 15, 2014. Since that date, the position has been held by Stéfano de Angelis on an interim basis.

Stefano de Angelis holds a degree in Economics and Business Administration from Università degli Studi La Sapienza, Rome, Italy and also an MBA from Scuola di Amministrazione Aziendale dell’ Università di Torino, Italy. He was appointed as Chief Executive Officer of the Telecom Group in February 2013. From September 2007 until February 2013 Mr. De Angelis was Director of Administration, Planning and Control in Telecom Italia S.p.A. Before that, he was the Chief Financial and Investor Relations Officer of TIM Participações S.A. between 2006 and 2007. He also served as Chief Administration, Finance and Control Officer of the TIM Companies in Brazil since July 2004. Between 2002 and 2004, he was responsible for the planning and controlling operations of Telecom Italia Mobile S.p.A. in Italy. Mr. De Angelis also worked in the Consodata Group Ltd, H.M.C. S.p.A., Stet S.p.A. and at Fiat Geva. S.p.A. He is member of the Board of Directors of TIM Participações S.A. He was born on August 22, 1967.

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

Marcelo E. Villegas is a lawyer. He joined Telecom Argentina in May 2008 as the Human Capital Director. He graduated from Universidad de Buenos Aires. Previously, he worked in the human resources department of the following companies: Wal-Mart Stores (International Division) for Wal-Mart Argentina, the Cencosud Group (Jumbo Retail Division) for the brands Jumbo, Disco and Vea, Hewitt & Aso (as head of talent Management and organizational change), the Perez Companc Group, Sade S.A., the Division of Exploration and Production of Gas and Oil in Latin America, the Suez Group, Aguas Provinciales de Santa Fe, Aguas Argentinas, Latin America Region and Ondeo de Puerto Rico Inc. He was born on March 13, 1963.

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

Patrizio Graziani holds a degree in Economics and Business Administration from Universitá degli Studi La Sapienza, Roma and a doctorate in Economics, Accounting and Legal Auditing. He is at present the chairman of Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Tierra Argentea S.A. Since November 2013 he has served as Director of Purchasing and Real Estate Department of Telecom Argentina S.A. Mr. Graziani is also a director and member of Internal Control and Risk Committee, and Remuneration Committee of TIM Participasoes (Brazil) and since April 2010 he has served as chairman of HR Services, a company in the Telecom Italia Group. He was a director and member of Operations Committee of Telecom Argentina (until December 2013) and Personal (until November 2013). From April 2011 to October 2013 he served as Assistant and Head of Staff Manager to the Chairman & CEO of Telecom Italia Group. He was born on April 3, 1965.

Alejandro D. Quiroga Lopez is a lawyer graduated from the Universidad de Buenos Aires. From 2010 to 2011, he was an associate at Curutchet-Odriozola Law Firm. From 2001 and until February 2010 he was general counsel and Secretary of the Board of Directors of YPF S.A. He was a partner at the law firm Nicholson & Cano from 1986 to 1997, a foreign associate at Davis Polk & Wardwell in 2000, and Undersecretary of Banking and Insurance at the Ministry of Economy and Public Finance of Argentina from 1997 to 1999. He was professor of banking and commercial law at the University of CEMA. He was a member of the Executive Board of the Universidad de Buenos Aires —School of Law. He is also a graduate of the Wharton Advanced Management Program. He was born on June 9, 1962.

Ricardo Luttini is an accountant. He joined Telecom in June 2005. He had previously served as Manager of Business Controls and Auditing for La Caja de Ahorro y Seguro S.A., General Manager of Banco Caja de Ahorro S.A., and General Accountant and Audit Manager at Banco Mercantil Argentino. He was born on September 27, 1961.

Máximo D. Lema is an engineer. Currently, he is the Director of the Wholesale Unit and Chairman of Telecom Argentina USA Inc. He graduated from the Universidad de Mar del Plata (Argentina) and from Purdue University (Indiana USA) with a Master of Science and Ph.D., both in electrical engineering. He also holds an MBA from UCEMA (Universidad Centro Estudios Macroecónomicos Argentina). He joined Telecom Argentina in 1998 as Wholesale Marketing Director. He previously worked at Telintar S.A. (International Business Director), Entel S.A. (International Director) and Purdue University (Image Processing Research). He was born on October 6, 1956.

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

Eduardo M. Etcheverry holds a degree in Informatics from UADE, Argentina. In December 2012 he was appointed as Information Services Director at Telecom Argentina. Mr. Etcheverry joined Telecom Argentina in July 2006. During these years he held different positions, such as Datacenter Manager, Operations and Technology Manager, and Datacenter Director. He was born on December 18, 1956.

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

Telecom Argentina’s Board of Directors, at their meeting held on February 27, 2014, approved a new organizational structure. As a result the new Telecom Group’s senior Management team as of the date of this Annual Report is as follows:

Name	Position(1)	Date of Designation
Stéfano de Angelis	Chief Executive Officer	February 2013
Anibal Gómez	Chief Operating Officer	February 2014
Adrián Calaza	Chief Financial Officer and Director of Procurement	February 2014
Marcelo E.Villegas	Director of Human Capital	August 2008
Alejandro D. Quiroga López	Director of Legal and Regulatory Affairs	June 2011
Ricardo Luttini	Director of Audit	April 2007
Máximo D. Lema	Director of Wholesale	June 2010
Paolo Perfetti	Director of Network and IT Infraestructure	November 2012
Mariano Cornejo	Director of Communications and Media	June 2007
Stéfano de Angelis(2)	Director of Corporate Security	August 2012

(1)	The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in the “—Directors, Senior Management and Employees—The Board of Directors” above. The terms of office of Telecom’s Senior Management are contractual in nature. Such contracts do not include a specified expiration date.
(2)	Paolo Chiriotti served as Director of Corporate Security until January 15, 2014. Since that date, the position has been held by Stéfano de Angelis on an interim basis.

See Telecom Group’s senior Management team as of December 31, 2013 described above for further information about the individuals’ experience and qualifications.

Supervisory Committee

Argentine law requires that any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing Telecom Argentina’s compliance with its bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized:

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

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2013:

Name	Position	Profession
Evelina Leoní Sarrailh	Member of the Supervisory Committee	Lawyer
Gustavo Adrián E. Gené	Member of the Supervisory Committee	Accountant
Gerardo Prieto	Member of the Supervisory Committee	Accountant
Susana Margarita Chiaramoni	Member of the Supervisory Committee	Lawyer
Raúl Alberto Garré	Member of the Supervisory Committee	Accountant and Lawyer
Gonzalo F. Oliva Beltrán	Alternate Member of the Supervisory Committee	Lawyer
Alberto Gustavo Gonzalez	Alternate Member of the Supervisory Committee	Accountant
Jacqueline Berzón	Alternate Member of the Supervisory Committee	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee	Accountant
Silvia A. Rodríguez	Alternate Member of the Supervisory Committee	Lawyer

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Evelina Leoní Sarrailh is a lawyer with an extensive experience in the financial industry. She served as the Legal Director of the Group BBVA Banco Francés S.A. (1999-2010) and she had been the former Legal Director of the Group Deutsche Bank in Argentina. She has served as chairman of the Supervisory Committee of Telecom Argentina S.A during the fiscal year 2013 and she is a member of the Board of the Latin American Section of the AIDV, “Asociación del Derecho de la Vid y el Vino”. She was born on September 1, 1952.

Gustavo Adrián Enrique Gene is a licensed public accountant and holds a degree in Administration and a Masters in Administration and Strategic Planning from the University of Buenos Aires. He served as the Principal Accounting Officer of Edenor from 2006 to 2008. He previously served as Vice President of Strategic Planning from 1998 to 2002, and again from 2005 through May 2006. From 2002 to 2005, Mr. Gené was the Vice President of Planning and Control in the Regional Americas division of Electricité de France. He is a member of the Supervisory Committee of Telecom Argentina and Telecom Personal since April 2013. He was born on December 23, 1955.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Nortel, Personal and Micro Sistemas. He is Chairman of Campofin S.A., Polifin S.A., Pluria Productores de Seguros S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A. and Cabaña Doble G del Litoral S.A. He is a director of Industrial and Commercial Bank of China (Argentina) S.A., Caja de Seguros S.A., Gregorio, Numo y Noel Werthein SAAGCeI and Ritenere S.A. He is also an alternate director of La Caja de Seguros de Retiro S.A., Caja de Ahorro y Seguro S.A. and La Estrella S.A. Compañía de Seguros de Retiro. He was born on March 3, 1951.

Susana Margarita Chiaramoni is a lawyer with extensive experience in corporate and financial law and degree in Management and History of Arts. She was appointed to the Supervisory Committee of Telecom Argentina and Nortel Inversora S.A. during the fiscal year 2013. She was born on June 24, 1953.

Raúl Alberto Garré is a Certified Public Accountant and a lawyer with a degree from the Universidad de Buenos Aires and holds a degree in Marketing, Organizational Management and Finances from the University of California, Berkeley Business School. He also holds a degree as a Certified Mediator from the Universidad Maimónides. He is currently the trustee of Telecom S.A., Gas Natural Ban S.A. and the Dirección General de Fabricaciones Militares. He was the Director General of the Dirección General de Rentas de la Municipalidad de la Ciudad de Buenos Aires, the President of the Confederación Organismos Tributarios de Estados Americanos (COTEA) and the Vicepresident of C.E.A.M.S.E. (Coordinación Ecológica Área Metropolitana Sociedad del Estado). He was also Internal Auditor of the Department of Internal Affairs, Delegate to the Constitutional Convention of Buenos Aires City and member of the Consejo Directivo del Colegio Público de Abogados de la Ciudad de Buenos Aires. He was Cabinet Chief of the Department of Defense and the Department of Security and the Executive Secretary of the Consejo de Seguridad Interior. He was born on May 9, 1951.

Gonzalo F. Oliva Beltrán is a partner at Llerena Amadeo, Dondo & Oliva Beltran Abogados. He has concentrated his practice in the areas of corporate and finance law, foreign trade and exchange regulations, mergers and acquisitions, real estate and non-profit organizations. He graduated as a lawyer from the Universidad Católica Argentina in 2001. In 2006 he obtained an LLM from the University of Westminster, England (graduated with honors). He was born on May 12, 1978.

Alberto Gustavo González is currently President of Integral Management of Medical Center, Partner at G & P Management Consultants, Director of Sudamerican Services—Uruguay and Director Sudamerican Services—Argentina. He has also served as Controller of Electricité de France, Deputy Manager of Strategic Planning in Edenor and Planning Manager at Laboratorios Bago SA. He was born on May 12, 1962.

Jacqueline Berzón is a lawyer. From 2005 to 2010, she served as an alternate member and as a member of the Supervisory Committee of Telecom Argentina. She is a member of the Supervisory Committee again since 2013. She is currently a member of the Supervisory Committee of Personal, Monsanto Argentina SAIC and Chairwoman of Hungry Man Argentina S.R.L. She was born on October 9, 1975.

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Guillermo Feldberg is a public accountant. He has been an alternate member of the Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Personal, Micro Sistemas, Nortel and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Caroline Establecimientos Agropecuarios S.A., Ineba S.A., Izzalini Trade S.A., GWF. S.A., Majuida S.A. Viosan S.A., Associacion ORT Argentina and Pintarko S.A. He is Vice Chairman of Doble G del Litoral S.A., Fundación Ineba (Instituto de Neurociencias Buenos Aires). He was born on February 20, 1951.

Silvia Alejandra Rodríguez is a lawyer. She is member of the Supervisory Committee of Agua y Saneamientos Argentinos S.A. (AySA), Nucleoeléctrica Argentina S.A. and Parque Eólico Arauco S.A. She is alternate member of the Supervisory Committee of Ferrosur Roca S.A., Ferroexpreso Pampeano S.A., Empresa Argentina de Soluciones Satelitales S.A. (AR-SAT), Pampa Energía S.A. and Centros de Estudios de Alta Tecnología S.A. (CEATSA). She was born on December 15, 1972.

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

The aggregate compensation paid by Telecom Argentina and its subsidiaries to the members of Telecom Argentina’s Board of Directors and the members of Telecom Argentina’s Supervisory Committee, acting since April 23, 2013, and the executive officers described under “Senior Management” above, was approximately P$50.3 million for the year ended December 31, 2013.

Accrued compensation as of December 31, 2013 for the members of the Board of Directors and the members of the Supervisory Committee acting since April 23, 2013 was approximately P$15.5 million and approximately P$4.8 million, respectively. Those amounts are derived from the proposal made by Telecom Argentina’s Board of Directors, with the prior opinion of the Audit Committee, regarding the aggregate compensation for the members of the Board of Directors and the Supervisory Committee in connection with their duties performed since April 23, 2013. Such compensation is subject to approval by the Annual Ordinary Shareholders’ meeting which will be held on April 29, 2014.

As of December 31, 2013 compensation paid as advance payments to the members of the Board of Directors and members of the Supervisory Committee acting as from April 23, 2013 was P$4.4 million and P$2 million, respectively.

Compensation for the executive officers described under “Senior Management” above, amounted to approximately P$68.9 million during the year ended December 31, 2013 (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments and non-compete agreements), of which P$25.0 million remained unpaid as of December 31, 2013.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation reflects the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

Also, Telecom Argentina implemented a Long-Term Incentive Program (“LTI”), with the purpose of providing Senior Management members with incentives to create value in the medium/long term, involve such members in the Group’s success and as an element for retaining key personnel at the organization. For the fiscal year 2012 results, bonuses were paid to the LTI program participants in May 2013. LTI program bonuses for fiscal year 2013 results are expected to be paid in May 2014.

During the year ended December 31, 2013, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Telecom Argentina has no stock option plans for its personnel, or for its members of the Board of Directors or the Supervisory Committee.

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

The Transparency Decree (and now Law No. 26,831) vests in members of the Board of Directors:

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

Additionally, Law No. 26,831 provides that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

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

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

In March 2009, the Board of Directors of Telecom Argentina resolved to dissolve the Steering Committee. However, on April 7, 2010, the Board of Directors of Telecom Argentina resolved to reestablish this Committee, maintaining the same pre-dissolution structure. The Steering Committee, consisting of four members or alternate members of the Board of Directors of Telecom Argentina and Personal, resumed its duties on October 26, 2010. On such date, the Board of Directors issued a new Regulation of Authority and Operation of the Steering Committee. The Steering Committee’s duties, among others, are: (i) to approve the Business Plan of Telecom Argentina and its subsidiaries, (ii) to approve the general compensation policy of Telecom Argentina and Personal’s employees, (iii) to review the bids to be submitted under public bidding processes for any amount over P$5 million and the marketing plans to determine that they do not violate the Argentine Antitrust Law and (iv) to prepare the Advertising Budget to be submitted to the Board of Directors.

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

As of the date of this Annual Report, the members of the Steering Committee are: Gerardo Werthein, Adrián Werthein, Francesca Petralia and Andrea Mangoni.

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

The main duty of the Regulatory Compliance Committee is to verify that Telecom Argentina and Personal are in compliance with the requirements (hereinafter, “the Requirements”) assumed or derived for both companies from the “Telco” and the “TI-W” Commitment.

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

Audit Committee

Law No. 26,831 provides that companies with publicly-listed shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. Under CNV rules, the majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

According to Law No. 26,831 the duties of the Audit Committee shall be:

•	providing the market with complete information on transactions with which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders;

•	giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where preemptive rights have been excluded or limited;

•	giving an opinion regarding transactions with related parties in certain cases;

•	supervising internal control systems and verifying the fulfillment of norms of conduct; and

•	giving an opinion regarding the Board of Directors’ proposal to designate external auditors and evaluating their independence, among others.

Additionally, within the “Normativa de Implementación del Comité de Auditoría” the Audit Committee also reviews the plans of internal auditors, supervising and evaluating their performance.

At its meeting on April 23, 2013, the Board of Directors reelected Mr. Garrido, Mr. Macek and elected Mr. Federico H. Gosman as members of the Audit Committee. The Board furthermore determined that Mr. Macek qualifies as an audit committee financial expert under SEC guidelines. Under SEC and New York Stock Exchange regulations the three members of the Committee qualify as independent directors. Under CNV regulations, two members of the Audit Committee (Mr. Macek and Mr. Gosman) qualify as independent directors.

Pursuant to the Argentine government’s Decree No. 677/01, and now pursuant to Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2013, a budget of P$1,500,000 was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ meeting approving Audit Committee expenditures for year 2014 has not yet been held.

Disclosure Committee

Telecom Argentina has also established a Disclosure Committee, which is responsible for monitoring the gathering, processing and submission to the CEO and CFO of consolidated financial and non-financial information that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•	assisting the CEO and the CFO in evaluating the effectiveness of Telecom Argentina’s disclosure controls and procedures prior to the filing of Annual Reports both in Argentina and the US;

•	suggesting any improvements in disclosure procedures as a result of this evaluation;

•	verifying that Telecom Argentina’s processes for information collection, processing and control are in compliance with its disclosure procedures such that the accuracy of its disclosures can be verified; and

•	providing assistance in determining what information may be considered material to Telecom Argentina.

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Employees and Labor Relations

As of December 31, 2013, our total number of employees was 16,581 (including temporary employees), of which approximately 77 % belonged to unions. All Management and senior positions are held by non-union employees.

Telecom Argentina and Personal have 9,930 and 2,881 unionized employees, respectively, representing an increase of approximately 1.1% and 1.5%, respectively, compared to 2012. The union which has the largest number of employees is the Federation of Telephone Workers and Employees of Argentina (“FOETRA”) in Buenos Aires, which is currently included in the Argentine Telecommunications Federation (“FATEL”), representing 5,604 Telecom Argentina employees. The Argentine Federation of Telephone Workers and Employees (“FOEESITRA”) represents 2,240 employees and the Professionals Workers Center of Telecommunication Companies (“CEPETEL”) represents 306 employees. Two remaining unions, the Technical and Supervisory Telephone Personnel Federation (“FOPSTTA”) and the Telecommunications Union (“UPJET”), represent 1,780 middle management employees of Telecom Argentina. Personal has 2,877 employees represented by the Argentine Federation of Commercial and Service Employees (“FAECyS”) and 4 employees represented by the Single Argentine Federation of Travelers (“FUVA”).

Salary agreements with labor organizations are reviewed annually or from time to time, in a context of increased social claims and an increased cost of living.

In 2013, Telecom Argentina continued negotiating with telecommunication labor organizations through the “Mesa de Unidad Sindical de las Telecomunicaciones” (the “MUS” – Board of Trade Union Unity), which brings together FOEESITRA, FATEL, FOPSTTA and UPJET. The negotiations resulted in an agreement to implement a gradual and non-cumulative increase in salaries, which amounted to 15.5% in July 2013 and 9.5% as from January 2014. Additionally, 2% of the aggregate salaries were assigned to increase certain variable employee compensation items. Moreover, salary agreements for call centers activity were reached with FOETRA, SITRATEL (Telephone Union Employees included in FATEL) and FOEESITRA, resulting in the same salary increases as those agreed with the MUS.

Additionally, negotiations continued with CEPETEL (which is not part of the MUS) which resulted in a salary agreement reached in September 2013 with same terms and conditions as the other telecommunication labor organizations.

With respect to Personal, during 2013, union employees were covered by the FAECyS’ collective bargaining agreement, and, as a result, the related salary agreements applied. These agreements contemplated a 24% salary increase in 2013. This salary increase was granted gradually and was non-cumulative: 14% in May 2013 and 10% in November 2013.

On November 6, 2013, the first mobile telephony collective bargaining agreement was reached between the mobile operators (with the exception of Claro) and FOETRA (Buenos Aires), which was approved on December 5, 2013 by the Ministry of Labor, Employment and Social Security (“MTEySS”). The effective date of the agreement is February 1, 2014. However, current salary conditions remain in force until April 30, 2014.

Considering the evolution of negotiations and the agreement reached by FOETRA in Buenos Aires as described above, it is probable that in 2014 mobile unionized employees will be represented by FATEL and FOEESITRA in order to replicate the national level the agreement reached in Buenos Aires. Additionally, FOPSTTA, UPJET and CEPETEL claimed the mobile employees’ representation as well as the negotiation of a mobile telephony collective bargaining agreement, having initiated the administrative procedures with the MTEySS as of the date of this Annual Report.

See “Item 8—Financial Information—Legal Proceedings—Civil, commercial, labor, regulatory, tax and other matters proceedings—Labor Claims” for more detail on labor claims filed against Telecom Argentina and Personal

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Employees by Segment

The table below shows the number of employees as of December 31, 2013, 2012 and 2011 by segment (1):

	December 31, 2013	December 31, 2012	December 31, 2011
Fixed Services	11,002	11,115	11,093
Personal Mobile Services	5,155	5,254	4,820
Núcleo Mobile Services	424	439	433

Total	16,581	16,808	16,346

(1)	Includes temporary employees

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Enrique Garrido holds 231 Class B Shares of Telecom Argentina. No other member of the Board of Directors or any member of the Supervisory Committee holds obligations or capital stock of Telecom Argentina.

Adrian Calaza holds 11,860 Class B Shares of Telecom Argentina. No other member of Telecom Argentina’s senior management holds obligations or capital stock of Telecom Argentina.

Share Ownership Plan

At the time of the privatization of ENTel in 1990, the Argentine government created a Share Ownership Plan, or SOP, for the employees of ENTel and CAT acquired by Telecom Argentina, Telintar, and Startel. Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s then-outstanding shares, consisting of 98,438,098 Class C Shares, were transferred by the Argentine government to Telecom Argentina, Telintar, and Startel employees previously employed by ENTel and CAT. This transfer was made through a general transfer agreement signed on December 29, 1992 (the “General Transfer Agreement”). Our Class C Shares consist exclusively of shares originally sold in connection with the SOP. According to applicable law, to be eligible to continue to participate in the SOP, the employees had to remain employed by Telecom Argentina, Telintar, and Startel. Employees who terminated their employment with Telecom Argentina, Telintar, and Startel before the deferred purchase price was fully paid were required to sell their Class C Shares to another employee under the SOP or, if no other employee was available to purchase these shares, to a guaranty and repurchase fund (the “Guaranty and Repurchase Fund”), at a price calculated according to a formula provided in the General Transfer Agreement.

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

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which has been lifted. Therefore, the General Ordinary and Extraordinary and Special Class C Shares Meetings held on December 15, 2011, approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 4,593,274 Class C ordinary shares into an equal quantity of Class B ordinary shares in one or more tranches. As a result, 4,325,836 Class C Shares have been converted to Class B Shares in seven tranches. As of the date of this Annual Report, the outstanding number of Class C Shares is 267,438.

PART I – ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2013, Nortel owned all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.64% of the Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represented approximately 54.74% of the total capital stock or 55.6% of the total outstanding shares considering the 15,221,373 Class B Ordinary Shares which were repurchased and are held in treasury. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “—Shareholders of Nortel” below.

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

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Shareholders of Nortel

All of Nortel’s ordinary shares are owned by Sofora. Sofora’s shares are owned by the Telecom Italia Group (68%) and W de Argentina – Inversiones S.L. (32%).

As of December 31, 2013, Nortel’s capital stock was represented by ordinary shares (78.38% of the capital stock) and Preferred Series B shares (21.62% of the capital stock).

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

As of the date of this Annual Report, the Telecom Italia Group indirect stake in Telecom Argentina amounts to 19.3% of its economic rights.

W de Argentina—Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Personal which was amended in August 2010, October 2010 and March 2011. See “—Shareholders’ Agreement” below.

On August 5, 2010, the Shareholders’ Agreement was amended by the parties. As a result of the commitment of the shareholders of Sofora Telecomunicaciones S.A. before the CNDC, on October 13, 2010 further modifications were introduced. On March 9, 2011, in connection with the transfer of 10% of the share capital of Sofora Telecomunicaciones SA in favor of Telecom Italia International NV held on that date, further amendments to the Shareholders’ Agreement were introduced in order to preserve the government rights that parties had until then, clarifying that even though W de Argentina—Inversiones SL would have 32% of the share capital of Sofora Telecomunicaciones SA, W de Argentina—Inversiones SL kept the same government rights that it had under the Shareholders’ Agreement, as it if continued to hold 42% of the share capital of Sofora Telecomunicaciones SA (hereinafter the Shareholders’ Agreement and its modifications, the “New Shareholders’ Agreement”). For additional information about the New Shareholders’ Agreement, see “—Shareholders’ Agreement”.

PART I – ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea. The purchase offer was for a total amount of US$960 million, of which US$859.5 million will be paid as consideration for the sale of:

•	68% of the ordinary shares of Sofora held by Telecom Italia and Telecom Italia International (US$750.8 million);

•	15,533,834 Class B Shares of Telecom Argentina, representing 1.58% of the share capital, held by Tierra Argentea (US$61.2 million);

•	2,351,752 American Depositary Shares, representing 117,588 Preferred B Shares of Nortel, equal to 8% of the Preferred B Shares held by Tierra Argentea (US$47.5 million).

The remaining US$100.5 million will be paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver and amendment of certain rights under the current Shareholders’ Agreement relating to Telecom Argentina, in favor of the Werthein Group, which will retain 32% of the voting shares of Sofora, and the commitment by Fintech to pay amounts already reserved for dividends by Telecom Argentina, if such dividends are not declared and paid by the Telecom Argentina group prior to closing.

In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for a total amount of US$108.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina is now reduced to 19.3%.

The transfer of the shares held by the Telecom Italia Group in Sofora is conditional upon prior approval by regulatory authorities.

If the transaction is consummated, Fintech will have the ability to exert significant control over us, including the right to nominate, through our parent companies, Sofora and Nortel, the majority of our directors pursuant to the terms of the Shareholders’ Agreement.

The Telecom Italia Group

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national (Italy) and international telecommunications sector.

As of December 31, 2013, the Telecom Italia Group had approximately 13.2 million physical accesses (retail) in Italy, a decrease of 0.8 million compared to December 31, 2012. The Wholesale customer portfolio in Italy reached approximately 7.2 million accesses for telephone services at December 31, 2013 (stable compared to December 31, 2012).

The Broadband portfolio in Italy reached 8.7 million accesses at December 31, 2013 (consisting of approximately 6.9 million retail accesses corresponding to a market share of approximately 50% and 1.8 million wholesale accesses), a decrease of approximately 0.2 million compared to December 31, 2012.

In addition, the Telecom Italia Group had approximately 31.2 million mobile telephone lines in Italy at December 31, 2013, a decrease of approximately 0.9 million compared to December 31, 2012.

As of December 31, 2013, the Telecom Italia Group had 73.4 million mobile telephone lines in Brazil (70.4 million at December 31, 2012).

PART I – ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

W de Argentina – Inversiones S.L.

W de Argentina – Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

•	Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 196,453 acres in the primary farming areas of Argentina, harvesting more than 43,144 tons of different crops and with more than 23,820 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

•	Insurance Activities. The Werthein Group controls Los W S.A., which has an interest in Caja de Ahorro y Seguro S.A., or CAYSSA, a leading insurance company in Argentina. CAYSSA controls, directly or indirectly, several subsidiaries that offer general, personal, life, accident, work risk insurance products and retirement insurance and life insurance products that complement retirement insurance. CAYSSA also has shareholdings in companies that provide marketing services and travelers’ assistance services.

•	Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate-related activities through its interests in other companies.

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of March 31, 2014, based upon information available to us, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares. However, current holdings may be different.

	Number of Shares Owned	Percent of Class	Percent of Total Capital Stock (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.00%	51.00%
Class B Ordinary Shares (listed in NYSE and BCBA):
ANSES	246,018,839	51.03%	24.99%
Nortel	36,832,408	7.64%	3.74%
Treasury Shares	15,221,373	3.16%	1.55%
Others	184,006,621	38.17%	18.69%
Class C Ordinary Shares:
Others	267,438	100.00%	0.03%

(1)	Represents percentage of total of all our ordinary shares, regardless of class.

As of March 31, 2014, there were approximately 28.9 million American Depositary Shares outstanding (representing 144.6 million Class B Shares or 33.6% of total Class B Shares, excluding those held by Nortel and Treasury Shares). Moreover, as of that date, there were approximately 90 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 21,000 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Nevertheless, pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended (including voting rights) until the shareholders in a Shareholders´ Meeting determine the allocation of such shares.

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.

On December 10, 2013 Tierra Argentea completed the transfer to Fintech of (i) Class B shares of Telecom Argentina, representing 1.58% of the capital stock of such company, and (ii) Nortel’s ADRs representing 8% of the aggregate Series “B” Preferred Shares of Nortel.

PART I – ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

The transfer of the shares held by the Telecom Italia Group in Sofora is conditional upon prior approval by regulatory authorities. See “—Shareholders of Nortel”.

As of December 31, 2013, indirect economic interest of Telecom Italia in Telecom Argentina totaled 19.3%.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2013, Telco holds 22.4% of Telecom Italia S.p.A.’s voting shares.

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

• Amend the 2003 Shareholders´ Agreement. The amendment includes, among other things, certain measures to guarantee a more efficient corporate governance of the Telecom Argentina Group companies. As part of the agreement, a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and will remain in place for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in Argentina and concurrently maintains any direct or indirect participation in the Telecom Italia Group and maintains corporate rights similar to those provided by the Telco Transaction.

• The transfer of 8% of the capital stock of Sofora from W de Argentina to Telecom Italia International N.V., subject to the applicable authorizations. This increased Telecom Italia Group’s participation to 58% of the capital stock of Sofora (the “TI-W Transaction”).

On October 6, 2010, Telefónica, S.A. (of Spain), Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Telco S.p.A, and, as intervening parties, Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom Argentina, Personal, Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., submitted before the CNDC an agreement (the “Telco Commitment”). The Telco Commitment ensures the separation and independence of the activities in the Argentine telecommunications market, of Telefónica, S.A. (of Spain) and its controlled subsidiaries, on one hand, and Telecom Italia S.p.A., Telecom Italia International N.V., Sofora, Telecom Argentina and Personal, on the other, preserving and encouraging the competition conditions of such companies’ activities in the national market.

In addition, in connection with the TI-W Transaction, Sofora’s shareholders submitted before the CNDC an agreement with respect to the administration and governance of the Telecom Argentina Group (the “TI-W Commitment”).

On October 12, 2010, the CNDC issued Opinions No. 835 and 836 in connection with the Telco Transaction and the TI-W Transaction, respectively. In Opinion No. 835, the CNDC advised, among other things, the Secretary of Economic Policy of the Economy Ministry to accept the Telco Commitment with the clarifications and specifications made in Title XIV of such Opinion, and, consequently, subject the approval of the Telco Transaction, pursuant to Section 13, paragraph b) of the Argentine Antitrust Act to the irrevocable and effective fulfilling of the Telco Commitment with the clarifications and specifications as mentioned. In addition, the CNDC made some pro-competition recommendations to the SC and to the CNC, which are included as Annex I to such Opinion.

PART I – ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

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

Shareholders’ Agreement

On August 5, 2010, Telecom Italia S.p.A. and Telecom Italia International N.V. (jointly, the “Telecom Italia Group”) and W de Argentina Inversiones (jointly with the Telecom Italia Group, the “Parties”) entered into the 2010 Amended and Restated Shareholders’ Agreement, as amended on October 13, 2010 – as a consequence of the TI-W Commitment – and on March 9, 2011 (the “New Shareholders’ Agreement”) that amended the provisions and terms of the 2003 Amended and Restated Shareholders’ Agreement (the “2003 Shareholders’ Agreement”).

PART I – ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Below is a brief summary of the main terms and conditions of the New Shareholders’ Agreement and the principal amendments to the 2003 Shareholders’ Agreement, considering the new composition of capital stock of Sofora (68% for Telecom Italia Group and 32% for W de Argentina Inversiones):

With respect to Sofora:

•	W de Argentina shall have the right to appoint four out of nine Board members and the Telecom Italia Group shall have the right to appoint the remaining five Board members. Decisions will be made by the majority of directors present at each meeting.

•	W de Argentina shall have the right to nominate the Chairman of the Supervisory Committee.

With respect to Nortel:

•	W de Argentina shall have the right to appoint two out of seven Board members and the Telecom Italia Group shall have the right to appoint four Board members. The seventh director will be nominated by the Preferred Series A and Preferred Series B Shareholders of Nortel, as long as they have such rights in accordance with the terms and conditions of issuance of the preferred shares (as of December 31, 2013 there were no outstanding Preferred Series A shares). In the event that Preferred Series A shares and / or Preferred Series B shares lose their right to appoint a director, the Telecom Italia Group and W de Argentina acquire the right to jointly appoint a director. As of December 31, 2012 there were no outstanding Preferred Series A shares. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote.

•	W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•	As a general rule, Nortel shall have the right to nominate six directors and the minority shareholders shall have the right to nominate one director. Four of the abovementioned six Board members to be nominated by Nortel shall be nominated by the Telecom Italia Group and the remaining two shall be nominated by W de Argentina. In the event that other shareholders of Telecom Argentina had the right to appoint more than one director, the composition of the Board of Directors of Telecom Argentina shall be modified so that the Telecom Italia Group shall nominate the majority of the members appointed by Nortel. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

•	W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Telecom Argentina. The New Shareholders’ Agreement also provides that the resolutions of the Audit Committee shall be taken by the unanimous vote of its members.

•	The Chairman of Telecom Argentina’s Board of Directors shall meet the following requirements: (i) be an Argentine professional of recognized reputation and (ii) shall not have served as member of the Board of Directors or officer at any direct or indirect competitor of any company of the Telecom Argentina Group in the Argentine telecommunications market within the previous twelve months from his appointment.

The New Shareholders’ Agreement provides for the establishment of a Regulatory Compliance Committee for Telecom Argentina, composed of three members to be selected among the members of Telecom Argentina’s and Personal’s Boards of Directors, other than those members nominated exclusively by the Telecom Italia Group or jointly with W de Argentina.

The New Shareholders’ Agreement also provides for the establishment of a Steering Committee for Telecom Argentina, which shall be composed of two members appointed by the Telecom Italia Group and two members appointed by W de Argentina. The Steering Committee shall be in charge of resolving matters concerning Telecom Argentina’s business plan, annual budget and general employee compensation policy for Telecom Argentina and Personal, among others. The Steering Committee shall meet with the majority of its members and resolve any matter by unanimous vote of the members attending the meeting. In case any matter is not approved by the unanimous vote of its members, the Board of Directors shall resolve such matter.

PART I – ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

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

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea. See “Item 7—Major Shareholder and Related Party Transactions—Shareholders of Nortel.”

Pursuant to the Mutual Shareholder Release and the Deed of Adherence each dated as of November 13, 2013, upon the closing of the Fintech transaction, all of the Sellers’ rights, liabilities and obligations under the Shareholders’ Agreement will be terminated, and Fintech will irrevocably and unconditionally adhere to the Shareholders’ Agreement as a party thereto.

PART I – ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Changes in Telco S.p.A.´s ownership

As disclosed by Telecom Italia S.p.A. –hereinafter “TI”– in its latest Annual Report on Form 20-F, the Italian company Telco is one of its main shareholders, with a participation of the 22.39% of the voting shares of TI, the company that indirectly controls Telecom Argentina S.A.

On September 24, 2013, the Company’s Management became aware that Telefónica, S.A. (de España), hereinafter “Telefónica”, publicly disclosed that it had reached an agreement with the other Telco shareholders with respect to their ownership of Telco. On the same day, the Company issued a Relevant Fact notification pursuant to the CNV rules, reproducing the information published by Telefónica. The pertinent portion of Telefónica’s notification states as follows:

“Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4% of the voting share capital of Telecom Italia S.p.A.) have reached an agreement by virtue of which:

As of today, Telefónica has subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 323,772,468 euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%. The current governance at Telco, S.p.A.’s level remains unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both Telefónica and Telecom Italia S.p.A. are present.

Telco, S.p.A. will use the proceeds received from the capital increase to reduce its banking debt.

Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117,227,532 euros in cash and receiving in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital will be then increased to 70%.

Telco, S.p.A. will use the proceeds received from the second capital increase to partially repay its notes.

Starting from January 1, 2014, subject to receiving any required relevant antitrust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of the non-voting shares in Telco, S.p.A. held by Telefónica, reaching a maximum of 64.9% of the voting share capital of Telco, S.p.A.

The Italian shareholders of Telco, S.p.A. have granted to Telefonica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefonica starting from January 1, 2014 while the Shareholders´ Agreement remains in effect, except (i) between June 1,2014 and June 30, 2014 and between January 15, 2015 and February 15, 2015, and (ii) during certain periods, in case the Italian shareholders Telco, S.p.A. request the demerger of Telco, S.p.A.

The purchase price of the shares, payable in cash, will be based on the equity of Telco, S.p.A. at the end of the month prior to the closing. For this purpose, the value of the shares in Telecom Italia S.p.A. held by Telco, S.p.A. will be valued at the higher of: (i) 1.10 euros per share of TI, and (ii) the average closing trading price of the 30 days prior to the call option exercise notice.

As of today, Telefónica will acquire from the remaining Telco, S.p.A.’s shareholders 23.8% of the non-convertible notes issued by Telco, S.p.A., in exchange of 39,021,411 Telefónica’s treasury shares, which represent 0.9% of its share capital. In this respect, the remaining Telco, S.p.A.’s shareholders have committed: i) to refrain from selling the aforementioned shares during the next 15th business days, and ii) to assume some restrictions that, in case of sale, ensure an orderly sale of such shares.

Telefónica has assumed a standstill obligation under which Telefónica commits not to buy shares in Telecom Italia S.p.A. except if a third party acquires a relevant stake (10% or higher) in the aforementioned company.

Madrid, September 24, 2013.”

PART I – ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

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

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina–Inversiones and/or their respective affiliates) resulted in expenses or purchases of approximately P$479 million for the year ended December 31, 2013. Of that amount, P$405 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$74 million incurred with W de Argentina–Inversiones’ affiliates for insurance and labor costs.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$266 million for the year ended December 31, 2013, corresponding to payments from Telecom Italia and its affiliates of P$35 million and from W de Argentina–Inversiones of P$231 million for telecommunications services provided by Telecom.

In addition, there were no financial transactions with related parties of Sofora for the year.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2013.

During 2012, Telecom Argentina and Personal entered into technical services agreements with Telecom Italia. The technical service agreement of Telecom Argentina expired in December 2012 and the technical service agreement of Personal expired in March 2014. These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects” and in accordance with the procedure established by Law No. 26,831 for contracts with related parties. These were also submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors. Under the Personal agreement, P$14.3 million were incurred in expenses for the year ended December 31, 2013.

As of the date of this Annual Report, Telecom Argentina and Personal new technical services agreements with Telecom Italia are pending renegotiation.

As of December 31, 2013, we had no loans outstanding to the executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

PART I – ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Introduction—Recent Developments.”

Legal Proceedings

Civil, commercial, labor, regulatory, tax and other matters proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and other claims that have arisen in the ordinary course of business. As of December 31, 2013, Telecom has established provisions, excluding asset retirement obligations and restructuring provision, in an aggregate amount of P$1,236 million to cover potential losses related to these claims and proceedings in its Consolidated Financial Statements (P$85 million for regulatory deducted from assets and P$1,151 million included under liabilities). In addition, as of December 31, 2013, P$63 million deposited in the Company’s bank account have been restricted to be used due to some judicial proceedings.

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

As of December 31, 2013, the total amount of these labor claims filed against Telecom Argentina, including accrued interest and expenses, was approximately P$2 million. Interest and expenses will continue to accrue on any pending amount until it is paid in full. Telecom Argentina believes that the pending claims will not have a significant effect on our results of operations or financial position for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom Argentina in respect of these claims and (2) the Argentine government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom Argentina to debit an account of the Argentine government at Banco de la Nación Argentina for any amounts payable by the Argentine government under this indemnity. Under the Debt Consolidation Act, ENTel and the Argentine government may discharge their above-described obligations to Telecom Argentina by issuing 16-year bonds to Telecom Argentina. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine government comply with its Transfer Agreement obligations.

Although we cannot guarantee the outcome of these proceedings, in the opinion of Telecom Argentina’s Management and its internal legal counsel, the final outcome will not have a material effect on our financial position, results of operations and cash flows. Moreover, over the years, evolution of these claims resulted in proceedings that individually and in the aggregate are not material.

Profit Sharing Bonuses

Various legal actions were brought, mainly by former employees of Telecom Argentina, against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempts Telecom Argentina from issuing the profit sharing bonuses provided in Law No. 23,696 – be struck down as unconstitutional. The plaintiffs also claim compensation for damages they suffered because such bonuses have not been issued. In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica and ordered that the proceedings be remanded back to the court of origin so that such court could

PART I – ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

decide which defendant was compelled to pay –the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, dismissals of claims due to expiration of the applicable statute of limitations, and distribution method between the program beneficiaries). The Supreme Court of Justice has deemed that the resolution against Telefónica´s case is applicable to Telecom Argentina when resolving the appeals filed by Telecom Argentina. That criterion has been followed by lower courts.

The Supreme Court has left the determination of incidental issues to the lower courts and asked to take into account that it was the Argentine government who issued the legal rule found to be unconstitutional. On that basis, most of the appellate courts have also found the Argentine government liable and established different methods to calculate the compensation.

Telecom Argentina has filed motions in support of its rights, regarding for example the statute of limitations and the method to calculate the compensation.

In December 2013, the Argentine Supreme Court ruled on a similar case, “Domínguez c/ Telefónica de Argentina S.A.”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

At the date of issuance of this Annual Report, there is no assurance as to how such similar case may be resolved, either by a new ruling at the lower court or by any further appeal.

If the expiration of the statute of limitations is not computed as from the date of issuance of Decree No. 395/92 as a result of future jurisprudential interpretation, the estimated increase in Telecom Argentina provisions could range between P$30 million and P$35 million.

As of December 31, 2013, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background.

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonus (hereinafter “the bonus”) for future periods and for periods for which the statute of limitations is not expired. In order that this claim will be sustained, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

Telecom Argentina, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights based on the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92 and the lack of active legal standing for collective claim for bonus issuance due to the existence of individual claims, among other reasons.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. The lawsuit requiring the issuance of a profit sharing bonus represents an obligation with potential future economic impacts for Telecom Argentina.

In June 2013, Telecom Argentina filed its answer to the claim, arguing that the labor courts lack jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction plea and deferred ruling on the defenses of res judicata, lis pendens and on the third party citation required until after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 this hearing took place and the intervening court deferred the defense of statute of limitations filed by Telecom Argentina to the moment of the final ruling. It also ordered the plaintiff to establish that they have permission to bring the case of behalf of the Company’s employees included in the claim; meanwhile the trial proceeding will be suspended. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

In addition, on February 27, 2014, the Civil and Commercial Appeals Court issued its decision in a Telefónica de Argentina case, ruling that the amount of a profit sharing bonus should be calculated based on the revenues earned in each period deducting all ordinary and extraordinary expenses before income tax obtained by Telefónica de Argentina S.A. Telecom Argentina is analyzing the impact that this rule could have in the following civil and commercial judicial decisions in which Telecom Argentina is a party.

PART I – ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

As of the date of Annual Report, Telecom Argentina’s appeal is pending until the documentation requested by the Court of the plaintiffs is resolved.

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

Wage differences by food vouchers and non-remunerative sums

The Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts of “non-remunerative sums” (amounts not subject to social security contributions) and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement. In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensation, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Argentine Employment Contract Act (which gives them the character of social benefits). In addition, the Supreme Court of Justice in a case against “Cervecería y Maltería Quilmes” ruled that “non-remunerative” items resulting from collective bargaining agreements should be considered salaries for all purposes. Considering the judicial precedents, as of December 31, 2013, the Company’s Management, based on the advice of its legal counsel, has recorded a provision that it estimates is sufficient to cover the risks associated with these claims.

Sales representative claims

Former sales representatives of Personal have brought legal actions for alleged untimely termination of their contracts and have submitted claims for payment of different items such as commission differences, seniority bonuses and lost profit. Personal believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts. As of the date of this Annual Report, Personal’s Management, based on the advice of legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims. However, we cannot guarantee the outcome of these proceedings.

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

PART I – ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

Telecom Argentina’s compliance with the Regularization Regime generated recognition of a debt owed to AFIP in the amount of P$38 million (nominal value) payable in 120 monthly installments at an annual interest rate of 9%. The Company also recognized a debt for legal fees in connection with these regularized processes in the amount of P$14 million (nominal value). The value of both liabilities has been set forth under the captions “Income Tax Payables” and “Other Liabilities” classified by the nature and due date of each liability. As of December 31, 2013 such liabilities amounted to P$13 million and P$13 million, respectively.

Tax Matters Relating to Personal

In December 2006, the AFIP assessed an additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment before the National Fiscal Tribunal. The AFIP’s claim is contrary to certain legal precedents issued by the National Fiscal Tribunal. On February 4, 2014, the National Fiscal Tribunal rejected the AFIP’s claim. Personal and its legal counsel believe that the matter would be resolved in its favor unless additional proceedings are filed, if any.

Provincial Taxes

Some provincial tax authorities have filed claims regarding turnover tax and stamp tax. As of the date of this Annual Report, the Company’s Management has recorded provisions that it estimates are adequate to hedge the risks.

Municipal Fees

Since 2005, the Company has seen a noticeable increase in legal and extrajudicial claims seeking the collection of various municipal fees in the City of Buenos Aires and various municipalities. As of the date of this Annual Report the Company has recorded provisions that estimate sufficient to cover these claims.

Regulatory Proceedings

There are several penalty procedures that have been initiated against Telecom Argentina with respect to alleged regulatory violations between 2000 and 2013. Most of those procedures are related to delays in repairing defective fixed lines and/or installing new fixed lines.

Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

In 2013, the CNC significantly increased its penalty activities, increasing the amount of accusations and penalties, as well as the individual amount of each penalty. In several cases the penalties imposed during 2013 have doubled the economic value of the penalties imposed to Telecom Argentina in previous fiscal years for similar alleged regulatory violations.

As a result, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, losses recorded during the year ended on December 31, 2013 for regulatory contingencies have significantly increased, reaching P$117 million (P$51 million in 2012). In determining the provisions for regulatory sanctions, Telecom Argentina’s Management, with the assistance of its legal counsel, has determined the likelihood of such sanctions being imposed and the amount thereof based on historical information and contemplating various probable scenarios of statute of limitations of charges and penalties received at the end of fiscal year 2013.

PART I – ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

For a description of certain administrative appeals filed by the Telecom Argentina with respect to certain regulatory actions, see “Item 4—Information on the Company—Regulatory Framework.” In addition, see Note 17 to our Consolidated Financial Statements for a breakdown of provisions as of December 31, 2013.

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

Considering the evolution and development of environmental legislation and related agencies, Telecom Argentina is in the process of reviewing its interpretation in relation to the registration as a Hazardous Waste Generator that in any case will refer to a reduced number of materials that we use in our operations. Based on the information available to us, the possibility that environmental proceedings will have a significant impact on our financial position and cash flows is remote.

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

The plaintiff is seeking damages for unspecified amounts and requests that Personal (i) cease such practices and bill its customers only for the exact time of telecommunication services used; (ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; (iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; (iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and (v) pay punitive damages provided by section 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorses Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

Although Personal believes there are strong defenses to the claim, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claim as possible until a judgment is rendered. As of the date of this Annual Report, the case is in the discovery phase.

In June 2012 “Asociación Protección Consumidores Del Mercado Común Del Sur—Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and

PART I – ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months. The plaintiff is seeking damages for unspecified amounts. In August 2012 Personal answered the complaint arguing that the company adequately informed its clients the modifications of the terms and conditions in which the service would be provided. It also filed a jurisdictional plea and a motion alleging the lack of active legal standing of the plaintiff. Such defenses were admitted by the court of first instance In June 2013; the plaintiff appealed the resolution.

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

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase rates by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, since they have prohibited, as of January 6, 2002, contracts with the public administration, including public works and services contracts, from being adjusted to dollars or other foreign currencies. The Public Emergency Law was subsequently extended through December 31, 2015. (See “Item 4—Information on the Company—Regulatory Framework—Regulatory Environment—Rates”).

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

In December 2005, the entity “Asociación Protección Consumidores Del Mercado Común Del Sur–Proconsumer” brought an action against the mobile companies, including Personal. The plaintiffs seek to obtain reimbursement for any amounts billed to Personal customers in connection with an investment contribution to the Universal Service Fiduciary Fund. In March 2011, Personal was notified of the first instance resolution, which rejected Proconsumer’s claim. The resolution considered the claim to be an unnecessary and an excessive use of judicial time and resources because the reimbursement identified in the complaint had already been made by the defendants. The full reimbursement of the amounts received by Personal in connection with the investment contribution and corresponding interest were listed separately in customer bills and furnished in accordance with the CNC’s report dated December 2006. The report also specified the applicable interest rate. In October 2011, the Civil and Commercial Federal Court, Chamber No. II confirmed the rejection of the legal action against Personal. The plaintiff filed an extraordinary appeal which was also rejected. Subsequently, the plaintiff’s last legal recourse (“Recurso de Queja”) was submitted to the Supreme Court and in May 2013 the Supreme Court rejected it. This judgment is final.

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote at an ordinary meeting of all shareholders of Telecom Argentina’s capital stock. Under the Argentine Corporations Law, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS in the case of listed companies as Telecom Argentina) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted (or reconstituted).

PART I – ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

According to CNV rules (New Text 2013) approved by CNV Resolution 622/2013, Shareholders’ Meetings that approve financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of this rule the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero.

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

Telecom Argentina’ shareholders meeting held on April 23, 2013, approved, among other proposals, the allocation of Telecom Argentina’s retained earnings as of December 31, 2012, resolving to allocate P$1,000 million as a Reserve for Future Dividends in Cash and authorizing the Board of Directors to approve the reduction of such Reserve for the purpose of distributing dividends in cash taking into account the economic and financial condition of Telecom Argentina. The Board of Directors at its meeting held on December 13, 2013, approved the reduction of the Reserve in the amount of P$1,000 million (equivalent to P$1.03 per outstanding share). The above mentioned dividends were available on December 27, 2013.

Telecom Argentina’s Board of Directors, at their meeting held on March 14, 2014, called a shareholders’ meeting to be held on April 29, 2014, to consider among other issues: (i) the allocation of Telecom Argentina’s retained earnings as of December 31, 2013 suggested by the Board of Directors as follows: P$9 million to the legal reserve; P$1,202 million (P$1.24 per outstanding share) for distribution of cash dividends in two equal installments of P$601 million each, the first one to be paid on May 8, 2014 and the second one during September 2014, and P$1,991 million to a Voluntary Reserve for Capital Investments; and (ii) the delegation of authority in Telecom Argentina´s Board of Directors to determine the allocation of the Voluntary Reserve for Capital Investments.

Significant Changes

No undisclosed significant changes have occurred since the date of the Consolidated Financial Statements.

PART I – ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9. THE OFFER AND LISTING

On May 22, 2013, Telecom Argentina’s Board of Directors, based on the authority delegated by the Ordinary Shareholders’ meeting held on May 21, 2013 to disaffect the Voluntary Reserve for Capital Investments, approved the terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process. Such acquisition process has to be made in pesos in the market in order to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and imbalances between the shares’ price and Telecom Argentina’s solvency.

The main terms and conditions of the Treasury Shares acquisition process are:

•	Date of announcement: May 22, 2013

•	Maximum amount to be invested: P$1,200 million.

•	Maximum amount of shares subject to the acquisition: the amount of Class “B” ordinary shares of the Company, P$1 of nominal value and with one vote each, that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the capital stock.

•	Price to be paid by share: between a minimum of P$1 and a maximum of P$32.50 per share. On August 29, 2013 the maximum price was raised by Telecom Argentina’s Board of Directors up to P$40 per share.

•	Deadline for the acquisition process: April 30, 2014.

By virtue of the offer made by Fintech on November 7, 2013 for the acquisition of the controlling interest of Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares. In addition, Telecom Argentina’s Board of Directors considered appropriate requiring the opinion of the CNV regarding the interpretation of the provisions of the CNV rules on this matter. As of the date of this Annual Report the CNV response is still pending.

The last acquisition made by Telecom Argentina was on November 5, 2013. The total treasury shares acquired were 15,221,373 by a total amount of P$461 million (P$30.29 average per share). Such acquisitions were recorded at the acquisition cost and deducted from equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding the treasury shares has been recognized in the income statement. See note 19 d) and Note 3 s) to the Consolidated Financial Statements.

As of December 31, 2013, the capital stock of Telecom Argentina was divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing 51.00% of the outstanding capital stock of Telecom Argentina, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing approximately 48.97% of the outstanding capital stock of Telecom Argentina, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 0.03% of Telecom Argentina’s outstanding capital stock.

The number of shares as of December 31, 2013 was as follows:

Class of shares	Outstanding shares	Treasury shares	Total capital stock
Class A Shares	502,034,299	—	502,034,299
Class B Shares	466,857,868	15,221,373	482,079,241
Class C Shares	267,438	—	267,438

Total	969,159,605	15,221,373	984,380,978

The Class B Shares are currently listed on the Buenos Aires Stock Exchange. The ADSs representing Class B Shares are currently listed on the New York Stock Exchange under the symbol TEO. Each ADS currently represents 5 Class B Shares.

PART I – ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

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

	Pesos per Class B Share on BASM (1)
	High	Low
Annual
2009	13.65	4.90
2010	20.80	11.90
2011	22.70	16.10
2012	20.40	12.30
2013	39.50	16.40

Quarterly
2012
First Quarter	20.40	17.45
Second Quarter	18.55	14.30
Third Quarter	16.10	12.30
Fourth Quarter	16.10	12.40
2013
First Quarter	25.95	16.40
Second Quarter	31.00	22.50
Third Quarter	37.00	22.80
Fourth Quarter	39.50	28.50

Monthly
2013
October	37.70	31.70
November	39.50	33.00
December	32.75	28.50
2014
January	36.50	28.00
February	38.40	32.00
March	37.25	32.60
April (through April 11, 2014)	36.90	34.50

(1)	Reflects peso nominal amounts as of that date.

Source: Bolsa de Comercio de Buenos Aires.

The Class B Shares trade on the New York Stock Exchange in the form of ADSs issued by the Depositary under the Deposit Agreement dated as of November 8, 1994, among Telecom Argentina, the Depositary and the registered Holders from time to time of the ADSs issued there under (the “Deposit Agreement”). Each ADS represents 5 Class B Shares.

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS
	High	Low
Annual
2009	18.05	6.55
2010	25.78	15.02
2011	26.92	17.28
2012	21.94	9.37
2013	21.19	12.13

Quarterly
2012
First Quarter	21.94	17.51
Second Quarter	17.55	10.00
Third Quarter	12.31	9.39
Fourth Quarter	12.17	9.37

PART I – ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

	US$ per ADS
	High	Low
2013
First Quarter	15.92	12.13
Second Quarter	16.73	13.40
Third Quarter	20.11	13.93
Fourth Quarter	21.19	17.10

Monthly
2013
October	20.20	17.24
November	21.19	19.12
December	19.37	17.10
2014
January	17.85	14.78
February	17.38	15.03
March	19.07	15.83
April (through April 11, 2014)	18.99	17.77

On April 11, 2014, the reported last sale price of the ADSs on the New York Stock Exchange was US$ 18.90.

Plan of Distribution

Not applicable.

The Argentine Securities Market

As of March 2014 twelve securities exchanges exist in Argentina, of which six (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854. For the year ended December 31, 2013, the ten most actively traded equity issues represented approximately 84% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

New Capital Market Act – Law No. 26,831

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

PART I – ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

Law No. 26,831 supersedes Law No. 17,811 and Decree No. 677/01, among other rules, and became effective on January 28, 2013.

In August 2013, the Executive Branch issued Decree No. 1,023/13 regulating certain sections of Law No. 26,831, and in September 2013, the CNV issued the Resolution No. 622/13 which established the new comprehensive rules of the CNV and also implements regulation related to certain sections of Law No. 26,831.

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose approximately 130 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Market is conducted by continuous open bidding, from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Market also operates a continuous electronic market system each business day, on which privately arranged trades are registered and made public.

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2013	2012	2011	2010	2009
Market capitalization (P$ billions)(1)	3,356	2,314	1,611	1,900	2,175
As percent of GDP(1)	124	106	87	132	190
Volume (P$ million)(1)	367,830	242,324	207,805	177,614	133,207
Average daily trading volume (P$ million)(1)	1,526	1,006	848	722	546
Number of traded companies (including Cedears)	256	267	241	275	254

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange (includes domestic and non-domestic public companies).

Sources: Yearbook 2013—Instituto Argentino de Mercado de Capitales.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I – ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

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

However, since January 28, 2013, when Law No. 26,831 became effective, the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition governs, as provided in the Law, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

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

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

The Board of Directors submits to the shareholders for approval at an ordinary meeting of shareholders our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors. The shareholders, upon approving the financial statements, determine the allocation of Telecom Argentina’s net profits (if any). Under CNV Rules a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. In addition, the Argentine Corporations Law requires Argentine companies to allocate 5% of any net profits to legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be assigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings.

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

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

In accordance with Article 206 of the Argentine Corporations Law, suspended by successive decrees until December 10, 2005, reduction of a company’s capital stock is mandatory when losses have exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment).

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

In the event of an increase in capital, shareholders of Telecom Argentina of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Telecom Argentina’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class B or Class C Shares are not preempted by the existing holders of each such class, the other classes may preempt such class. However, if any shares of Class A are not preempted by the existing holders of such class, holders of Class B or Class C Shares shall have no preemptive rights with respect to such shares of Class A unless otherwise approved by the regulatory authorities. Preemptive rights must be exercised within 30 days following the time when notices to the shareholders of their opportunity to preempt the capital increase are published for three days in the Official Bulletin of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Corporations Law, preemptive rights may only be restricted or suspended in certain particular and exceptional cases by a resolution of an Extraordinary Meeting of shareholders when required by the interest of the company.

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.” See also “—Powers of the Directors” below for a description of conflict of interest regarding Directors.

Redemption or Repurchase

Telecom Argentina’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Pursuant to the Argentine Corporations Law, Telecom Argentina may repurchase the stock with liquid and realized profits or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business (subject to shareholder consideration) or in connection with a merger or acquisition. In addition, Telecom Argentina can purchase up to 10% of its capital stock in the Buenos Aires stock exchange pursuant to Law No. 26,831, complying with the requirements and procedures stated therein. If the purchase is made pursuant to Law No. 26,831, Telecom Argentina must resell the repurchased shares within three years and must give shareholders a preemptive right to purchase the shares, except in case of an employee compensation program or plan or in case the shares are distributed among all the shareholders proportionately or regarding the sale of an amount of shares that in any period of 12 months does not exceed 1% of the Company’s capital. In such cases previous approval by a shareholders’ meeting is needed.

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at Shareholders’ Meetings such as a merger of Telecom Argentina into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or Telecom Argentina’s shares cease to be traded publicly, any shareholder dissenting from the adoption of any resolution may withdraw from Telecom Argentina and receive the book value per share determined on the basis of Telecom Argentina’s annual financial statements (as approved by the Annual Ordinary Shareholders’ Meeting), provided that the shareholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting shareholder. This right may be exercised within 15 days following the meeting if the dissenting shareholder was absent and can prove that he was a shareholder on the day of the meeting. In the case of a merger of Telecom Argentina or a spin-off of Telecom Argentina, no appraisal rights may be exercised if Telecom Argentina is the surviving company.

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

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Under Law 26,831 a party that wishes to obtain either a majority or a significant equity ownership interest (with the intention of acquriring control) in a publicly traded corporation must offer a “precio equitativo” as defined in the law to all of the corporation’s shareholders. Until the enactment of Law 26,831, this regulation applied to all Argentine corporations with listed securities unless the corporation’s shareholders specifically voted not to adopt the regime. On January 28, 2013, Law No. 26,831 became effective. This law states in its Article 90, “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Recently, the Ministry of Economy and Public Finance included the following exemptions from the Mandatory Deposit: (i) the inflow of own funds through the foreign exchange market to the extent that such funds are used to purchase local currency for the subsequent payment of tax obligations; and (ii) the inflow of funds from foreign entities financings to be applied to the installation of industrial and technology equipment into local companies, through the acquisition and subsequent delivery in “leasing” of: (x) equipment that falls within the category of machinery and technology, and (y) certain vehicles within an exhaustive list.

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

Funds of direct investments transferred to Argentina as capital contributions are not subject to the Mandatory Deposit, provided that certain requirements are met and the Argentine company receiving such funds completes and registers with the Public Registry of Commerce the related capital increase by the applicable deadline. The applicable deadline was recently extended and the Argentine company must register with the Public Registry of Commerce within 540 calendar days of the day of its initial filing. Portfolio investments are subject to the Mandatory Deposit.

The impact of foreign exchange regulations on the repatriation rights of non-Argentine resident investors (i.e., the right to use Argentine Pesos received in Argentina by a nonresident due to a sale, liquidation or capital reduction to buy foreign currency and transfer it abroad) also varies depending on whether the investment is a direct or a portfolio investment.

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Recent amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Argentine Income Tax Laws in connection with, among others, the taxation of gains derived from transfers of stocks and dividend distributions. On February 7, 2014, the Executive Branch issued Decree No. 2,334/13 which regulates Law 26,893. Law No. 26,893 became effective on September 23, 2013, and applies to taxable events on or after that date.

Taxation of Dividends

Prior to September 23, 2013, pursuant to Argentine Law No. 25,063 passed by the Argentine Congress on December 7, 1998, dividends of cash, property or capital stock of Telecom Argentina on the Class A, B and C Shares or ADSs were, in general, exempt from Argentine withholding tax and other taxes (other than the “Equalization Tax” described below). But, as of Law Nº 26,893’s effective date, dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—, by companies and other entities incorporated in Argentina referred to in Argentine Income Tax Law Sections 69 (a) (1), (2), (3), (6) and (7), and Section 69 (b), are subject to income tax at a 10% rate, except for dividends received by Argentine companies and other Argentine entities, which continue to not be subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers, referred to as “sujetos empresa” (such as, for instance, distributions made from Telecom Argentina to Nortel and those from Personal to Telecom Argentina and Nortel) and in addition to withholding, if applicable, of the so called “Equalization Tax” (as described below).

Under Argentine income tax law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Argentine Income Tax Law (the “Income Tax Law”), must withhold a 35% tax from such excess (the “Equalization Tax”). For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general rules of the Income Tax Law) the income tax paid by the company and

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

(2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Prior to September 23, 2013, gains earned by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or Class A, B and C Shares were not subject to tax in Argentina. As of September 23, 2013, gains derived from the transfer of shares , quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain. The effective tax rate applicable is 15%.

However, gains from the transfer of such securities are exempt from such income tax when the securities are listed on a stock exchange and the gains are realized by Argentine individuals or undivided estates.

Capital gains obtained by nonresidents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities are subject to this new tax on capital gains. The tax is to be assessed at the nonresident seller’s option by either (i) applying the 15% tax rate on 90% of the sales price or (ii) the excess of the sale price over the acquisition cost net of the other expenses incurred in Argentina necessary to obtain, maintain and preserve this gain. There is currently no guidance under Argentine law with respect to how this election is made. When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences of holding and disposing of ADSs or Class A, B and C Shares.

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

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes, however no assurances can be made that Telecom Argentina will be successful in seeking reimbursement of all such taxes paid from holders of ADSs and Class A, B, and C shares. Therefore, as of December 31, 2013, Telecom Argentina has recorded an allowance of P$18 million for the amounts pending collection. Whenever applicable, tax on personal property paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

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

United States Federal Income Taxes

The following discussion is a summary of the material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. This summary applies only to U.S. Holders (as defined below) that hold ADSs or Class B Shares as capital assets for U.S. federal income tax purposes and does not address all of the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ADSs or Class B Shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or Class B Shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	persons liable for tax under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons that own or are deemed to own 10% or more of any class of Telecom Argentina stock;

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

•	persons who acquired Telecom Argentina’s ADSs or Class B Shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding ADSs or Class B shares in connection with a trade or business conducted outside of the United States.

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

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom Argentina (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will generally be included in the income of a U.S. Holder as ordinary dividend income. Because Telecom Argentina does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from a “qualified foreign corporation,” and a foreign corporation is generally treated as a “qualified foreign corporation” with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our ADSs are traded). U.S. Holders should consult

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances. The amount of a dividend will include any amounts withheld by Telecom Argentina or its paying agent in respect of Argentine income taxes. Dividends will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend. See “Taxation—Argentine Taxes.” The amount of the distribution will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source income or loss.

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

Sale, Exchange or Other Disposition of ADSs or Class B Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the ADSs or Class B Shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld on the sale or disposition of ADSs or Class B Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—Argentine Taxes—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Argentina. Such gain or loss, if any, will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign source income from other sources. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Telecom Argentina believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year 2013. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Telecom Argentina will not be a PFIC for any taxable year.

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

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

If a U.S. Holder owns ADSs or Class B Shares during any taxable year in which Telecom Argentina is a PFIC, the U.S. Holder will generally be required to file IRS Form 8621 with their annual U.S. federal income tax return, subject to certain exceptions.

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

Telecom Argentina maintains a website at www.telecom.com.ar. The contents of the website are not part of this Annual Report.

PART I – ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2013 that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Our results of operations are sensitive to changes in the peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. As of December 31, 2013, Telecom Argentina and Personal have no financial debt outstanding. However, Núcleo’s debt obligations are denominated in guaraníes, Paraguay’s local currency and Telecom Argentina, Personal and Núcleo have commercial debt nominated in U.S. dollars.

Additionally the Company has cash and cash equivalents, and investments denominated in U.S. dollars and in Euro (approximately 29% of total cash and equivalents and investments) that are also sensitive to changes in pesos/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. As of December 31, 2013, the Company had, NDF contracts, investments in pesos linked to the fluctuation of pesos/dollar rate (“Dollar Linked”), and investments in funds where the main asset are financial assets with Dollar Linked clause, in order to hedge its exposure to U.S. dollar fluctuations related to accounts payable. The investments in NDF contracts, Dollar Linked Bonds, and investments in funds where the main asset are financial assets with Dollar Linked clause totaled 11% of the cash, cash and equivalents and investments.

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

(b) Interest Rate Risk

As of December 31, 2013 the Company had no outstanding floating rate borrowings. Therefore, the Company is not currently exposed to significant cash flow fluctuations in this connection.

(c) Sensitivity to Exchange Rates

We estimate, based on the composition of the statement of financial position as of December 31, 2013, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations in other foreign currencies against the Argentine peso, plus or minus, would result in an variation of approximately P$24 million of the net foreign currency liabilities. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position amounts to P$328 million equivalent to US$50 million, and a variation of the exchange rate of P$0.10 as described in the previous paragraph, would generate a variation of approximately P$5 million in the net foreign currency liabilities.

PART I – ITEM 11 QUIANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. During the first three months of 2014, the exchange rate of the Argentine peso suffered a devaluation of approximately 23% against the U.S. dollar from P$6.52 = US$1.00 to P$8.00 = US$1.00. Consequently the actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

The depositary reimburses Telecom Argentina for certain expenses we incur in connection with the ADR program, subject to the agreement between us and the depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2013, the depositary reimbursed Telecom Argentina approximately US$158.3 thousand (gross amount of withholding tax) in connection with the ADR program.

PART I – ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	TELECOM ARGENTINA S.A.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of Telecom Argentina, Personal, Núcleo or Telecom Argentina USA are currently in default on any outstanding indebtedness.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2013 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation and as set forth in its report dated February 27, 2014, and included in Item 18, Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2013 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – ITEM 15 CONTROLS AND PROCEDURES	TELECOM ARGENTINA S.A.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

On April 23, 2013, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee for fiscal year 2013 and determined that Esteban Gabriel Macek qualifies as an Audit Committee financial expert. In conducting this evaluation, the Board took into account that Mr. Macek is an accountant from the Universidad de Buenos Aires (1982). He was a partner at Coopers & Lybrand/PriceWaterhouseCoopers until 2002, where he was an auditor and tax consultant. He assisted companies in the private (domestic and international) and public sector in tax matters related to company restructuring and business development. He participated in many professional training activities and attended graduate courses at the Universidad Austral and the West Ontario University Business School (Canada), among others. He was an accounting and law professor at the Universidad de Buenos Aires and at the Universidad Católica Argentina. He is Chairman of Fiduciaria Internacional Argentina S.A. He was a member of the Board of Directors and of the Supervisory Committee of several domestic corporations. He served as an alternate director of Telecom Argentina during 2007 and since 2008 he has been serving as a director of Telecom Argentina.

Based on Mr. Macek’s professional background and training, the Board of Directors of Telecom Argentina has determined for the year 2013 that he meets the criteria for an Audit Committee financial expert. Mr. Macek is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

The Board of Directors’ meeting appointing the Audit Committee members for year 2014 has not yet been held. As a result, the members of the Audit Committee appointed at the Board of Directors’ meeting of April 23, 2013 continue to hold their positions.

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

PART II – ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT / ITEM 16B CODE OF ETHICS	TELECOM ARGENTINA S.A.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in million of pesos) for the years ended December 31, 2013 and 2012.

Services Rendered	2013	2012
Audit Fees (1)	10.9	8.7
Audit-Related Fees (2)	—	0.1
Tax Fees (3)	0.8	0.7
All Other Fees (4)	1.1	0.5

Total	12.8	10.0

(1)	Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2013 and 2012, limited reviews of interim financial statements presented during 2013 and 2012, SEC filing reviews and other attestation services.
(2)	Includes fees for permitted internal control advice.
(3)	Includes fees for permitted tax compliance and tax advisory services.
(4)	Includes fees for subscription to business publications and other permitted internal control advice.

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

The Pre-Approval Procedures also require pre-approval for the following services:

•	Annual audit and quarterly reviews of Telecom Argentina’s financial statements: the Audit Committee is required to approve the terms for the engagement and remuneration of such services.

•	Other “Audit Services”: the Audit Committee is required to define the services that will be subject to general pre-approval on an annual basis, setting the annual service fee amount, or the annual amount allocated to each individual service category, or to each service, within which fee caps the provision shall receive general pre-approval.

•	“Audit-related Services” and “Tax Services”: the Audit Committee is required to define the categories or types of services that will receive general pre-approval, provided that they fall within the annual fee cap set for that service, and establish the guidelines for prior engagement of these services.

PART II – ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	TELECOM ARGENTINA S.A.

•	Other Permitted Services: are not subject to general pre-approval, and any other services require specific pre-approval by the Audit Committee for each service.

•	Delegation: the Audit Committee may solely delegate the specific pre-approval of services with any of its members that qualify as an “Independent Director.” An Independent Director must immediately report to the Audit Committee after engaging any service by delegation. Under no circumstances may the authority to either approve or pre-approve services be delegated to Telecom Argentina’s Management.

•	Disclosure of overall billed fees: external auditors shall include in their audit reports the information about the relationship between the overall fees paid in respect of Audit Services and of services other than audit services. In addition, the Audit Committee shall, on a yearly basis, prepare a report to the Board of Directors, which will be included in Form 20-F, providing a detailed account of all fees invoiced by external auditors to Telecom Argentina and to its subsidiaries, grouped into four categories, namely, audit fees, audit related fees, tax consultation fees and all other fees described in the first three bullet points above.

•	Additional Requirements: the Audit Committee is required to adopt additional measures to fulfill its supervisory obligations related to external auditors’ duties, in order to ensure the independence from Telecom Argentina, such as the review of a formal written statement by the external auditors outlining all relations existing between them and Telecom Argentina, in accordance with Rule No. 1 of the Independence Standards Board, and discussions with the external auditors and the methods and procedures that have been designed to ensure their independence.

•	Amendments: the Audit Committee has authority to amend the Pre-Approval Procedures, rendering an account of any such amendment to the Board of Directors during the first meeting of the Board of Directors held after making the amendments.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Throughout 2013, Telecom Argentina has acquired the following treasury shares:

Acquisition Period	Total number of shares purchased (a)	Average price paid per share in Argentine pesos (b)	Total number of shares purchased as part of publicly announced plan	Maximum number of Shares that may yet be purchased

May 22-31, 2013	105,800	26.49	105,800	98,332,298
June 1-30, 2013	3,167,382	25.29	3,167,382	95,164,916
July 1-31, 2013	3,013,883	24.99	3,013,883	92,151,033
August 1-31, 2013	1,361,547	29.24	1,361,547	90,789,486
September 1-30, 2013	3,135,542	35.56	3,135,542	87,653,944
October 1-31, 2013	3,587,756	33.62	3,587,756	84,066,188
November 1-7, 2013	849,463	36.29	849,463	83,216,725

Total	15,221,373	30.29	15,221,373	83,216,725

(a)	Every share acquired was an ordinary Class “B” share, $1 Argentine peso of nominal value. Every share was acquired through our publicly announced Treasury Shares Acquisition Process. This process was announced on May 22, 2013. The maximum amount to be invested under the plan is P$1,200 million. The deadline for the acquisition process is April 30, 2014. By virtue of the offer made by Fintech on November 7, 2013 for the acquisition of the controlling interest of Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares.

PART II – ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	TELECOM ARGENTINA S.A.

(b)	Includes commissions and duties necessary for the acquisition of the shares. Acquisitions were made in pesos in the market in order to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and imbalances between the shares’ price and Telecom Argentina’s solvency.

For further detail see “Item 9—The Offer and Listing.”

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

PART II – ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	TELECOM ARGENTINA S.A.

ITEM 16G. CORPORATE GOVERNANCE

Telecom Argentina’s corporate governance practices differ from corporate governance practices of U.S. companies. Telecom Argentina maintains a detailed description of the significant differences in corporate governance practices on its website at www.telecom.com.ar, last updated in June 2013.

The following is a summary of the material aspects in which Telecom Argentina’s corporate governance policies differ from those followed by U.S. companies under New York Stock Exchange listing standards.

•	Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. Although this is not required under Argentine law, as of the date of this summary, the eleven-member Board of Directors of Telecom Argentina has six directors who qualify as “independent” according to SEC Rules.

•	Board of Directors Annual Self-Evaluation: The NYSE requires Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, determining whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the Annual Ordinary Shareholders Meeting.

•	Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors and the Board of Directors of Telecom Argentina refrains from making such proposals. The right to nominate and appoint directors is vested in the shareholders who nominate and appoint regular and alternate directors at the Shareholders’ Meetings. On certain occasions, the Argentine Corporations Law delegates the right to designate directors to the Supervisory Committee.

•	Compensation Committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a “compensation committee.” Telecom Argentina’s executive compensation matters are undertaken by the Board of Directors and the Steering Committee. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Shareholders’ Meeting.

•	Audit Committee Hiring Policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

According to the provisions of Annex IV, Title IV of CNV rules (New Text 2013) Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV Public Offer Regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2013 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated February 27, 2014. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, www.telecom.com.ar.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART II – ITEM 16G CORPORATE GOVERNANCE	TELECOM ARGENTINA S.A.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F- 77.

The following financial statements are filed as part of this Form 20-F:

ITEM 19. EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Exhibit 1.1 to Telecom Argentina’s Annual Report on Form 20-F for year ended December 31, 2010 dated June 29, 2011).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

8.1	List of Subsidiaries.

12.1	Certification of Stefano De Angelis of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Stefano De Angelis and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina – Inversiones S.L. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15.2	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15.3	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).

PART III	TELECOM ARGENTINA S.A.

15.4	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15.5	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15.6	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.

By:	/s/ Adrián Calaza
	Name:	Adrián Calaza
	Title:	Chief Financial Officer

Date: April 14, 2014

PART III	TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$ : US dollar

$6.521 = US$1 as of December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position, the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing on page F-2. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

February 27, 2014

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Alejandro P. Frechou	(Partner)
Alejandro P. Frechou

TELECOM ARGENTINA S.A.

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

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, Management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2013 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Buenos Aires, Argentina

February 27, 2014

/s/ Stefano De Angelis	/s/ Adrián Calaza
Chief Executive Officer	Chief Financial Officer

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	4	5,224	3,160
Investments	4	123	563
Trade receivables	5	2,986	2,181
Other receivables	6	646	449
Inventories	7	772	633

Total current assets		9,751	6,986

Non-Current Assets
Trade receivables	5	21	23
Deferred income tax asset	14	128	62
Other receivables	6	242	119
Investments	4	243	70
Property, plant and equipment	8	11,226	9,035
Intangible assets	9	1,519	1,514

Total non-current assets		13,379	10,823

TOTAL ASSETS		23,130	17,809

LIABILITIES
Current Liabilities
Trade payables	10	6,130	3.659
Deferred revenues	11	423	362
Financial debt	12	15	43
Salaries and social security payables	13	741	635
Income tax payables	14	801	458
Other taxes payables	15	667	552
Other liabilities	16	49	40
Provisions	17	224	134

Total current liabilities		9,050	5,883

Non-Current Liabilities
Trade payables	10	1	20
Deferred revenues	11	453	329
Financial debt	12	220	101
Salaries and social security payables	13	118	128
Deferred income tax liabilities	14	126	220
Income tax payables	14	10	12
Other liabilities	16	68	51
Provisions	17	1,033	907

Total non-current liabilities		2,029	1,768

TOTAL LIABILITIES		11,079	7,651

EQUITY
Equity attributable to Telecom Argentina (Controlling Company)		11,783	9,959
Equity attributable to non-controlling interest		268	199

TOTAL EQUITY (See Consolidated Statements of Changes in Equity)	19	12,051	10,158

TOTAL LIABILITIES AND EQUITY		23,130	17,809

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2013	2012	2011
Revenues	21	27,287	22,117	18,498
Other income	21	63	79	30

Total revenues and other income		27,350	22,196	18,528

Employee benefit expenses and severance payments	22	(4,152)	(3,269)	(2,609)
Interconnection costs and other telecommunication charges	22	(1,829)	(1,707)	(1,497)
Fees for services, maintenance, materials and supplies	22	(2,641)	(2,109)	(1,719)
Taxes and fees with the Regulatory Authority	22	(2,689)	(2,018)	(1,595)
Commissions	22	(2,203)	(1,949)	(1,515)
Cost of equipments and handsets	22	(3,111)	(2,043)	(1,640)
Advertising	22	(656)	(660)	(599)
Cost of VAS	22	(708)	(326)	(182)
Provisions	17	(270)	(153)	(225)
Bad debt expenses	5	(283)	(275)	(169)
Recovery of restructuring costs / (restructuring costs)	22	8	(90)	—
Other operating expenses	22	(1,252)	(1,027)	(785)
Depreciation and amortization	22	(2,873)	(2,612)	(2,158)
Gain on disposal of PP&E and impairment of PP&E	22	(173)	8	22

Operating income	23	4,518	3,966	3,857
Finance income	24	1,416	570	316
Finance expenses	24	(888)	(341)	(236)

Income before income tax expense		5,046	4,195	3,937
Income tax expense	14	(1,792)	(1,463)	(1,395)

Net income for the year		3,254	2,732	2,542

Attributable to:
Telecom Argentina (Controlling Company)		3,202	2,685	2,513
Non-controlling interest		52	47	29

		3,254	2,732	2,542

Earnings per share attributable to Telecom Argentina
Basic and diluted	25	3.27	2.73	2.55

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011

Net income for the year	3,254	2,732	2,542

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	140	91	27
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	(10)	—	—
Tax effect	3	—	—

Other components of the comprehensive income, net of tax	133	91	27

Total comprehensive income for the year	3,387	2,823	2,569

Attributable to:
Telecom Argentina (Controlling Company)	3,285	2,745	2,532
Non-controlling interest	102	78	37

	3,387	2,823	2,569

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners contribution
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjust- ment	Capital nominal value	Inflation adjust- ment	Treasury shares acquisition cost	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for future dividends payments	Voluntary reserve for capital investments	Voluntary reserve for future investments	Deferred results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2011	984	2,688	—	—	—	359	—	—	—	—	28	2,345	6,404	107	6,511

Legal Reserve (2)	—	—	—	—	—	91	—	—	—	—	—	(91)	—	—	—
Dividends (2)	—	—	—	—	—	—	—	—	—	—	—	(915)	(915)	—	(915)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	2,513	2,513	29	2,542
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	19	—	19	8	27

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	19	2,513	2,532	37	2,569

Balances as of December 31, 2011	984	2,688	—	—	—	450	—	—	—	—	47	3,852	8,021	144	8,165

Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Legal Reserve (4)	—	—	—	—	—	122	—	—	—	—	—	(122)	—	—	—
Voluntary reserve for future investments (4)	—	—	—	—	—	—	—	—	—	2,553	—	(2,553)	—	—	—
Dividends (4)	—	—	—	—	—	—	—	—	—	—	—	(807)	(807)	—	(807)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	2,685	2,685	47	2,732
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	60	—	60	31	91

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	60	2,685	2,745	78	2,823

Balances as of December 31, 2012	984	2,688	—	—	—	572	—	—	—	2,553	107	3,055	9,959	199	10,158

(1)	As of December 31, 2012 and 2011, there were 984,380,978 shares issued and fully paid.
(2)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 7, 2011.
(3)	As approved by the Núcleo’s Ordinary Shareholders’ Meeting held on March 16, 2012.
(4)	As approved by the Ordinary Shareholders’ Meeting held on April 27, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjust- ment	Capital nominal value (1) (2)	Inflation adjust- ment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for future dividends payments	Voluntary reserve for capital investments (2)	Voluntary reserve for future investments	Deferred results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2013	984	2,688	—	—	—	572	—	—	—	2,553	107	3,055	9,959	199	10,158

Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Legal Reserve (4)	—	—	—	—	—	134	—	—	—	—	—	(134)	—	—	—
Special reserve for IFRS implementation (4)	—	—	—	—	—	19	351	—	—	—	—	(370)	—	—	—
Voluntary reserve for future dividends payments (4)	—	—	—	—	—	—	—	1,000	—	—	—	(1,000)	—	—	—
Voluntary reserve for capital investments (4)	—	—	—	—	—	—	—	—	1,200	—	—	(1,200)	—	—	—
Voluntary reserve for future investments (4)	—	—	—	—	—	—	—	—	—	351	—	(351)	—	—	—
Treasury Shares Acquisition (2)	(15)	(42)	15	42	(461)	—	—	—	—	—	—		(461)	—	(461)
Dividends (5)	—	—	—	—	—	—	—	(1,000)	—	—	—	—	(1,000)	—	(1,000)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	3,202	3,202	52	3,254
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	83	—	83	50	133

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	83	3,202	3,285	102	3,387

Balances as of December 31, 2013	969	2,646	15	42	(461)	725	351	—	1,200	2,904	190	3,202	11,783	268	12,051

(1)	As of December 31, 2013, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of December 31, 2013; 15,221,373 were treasury shares.
(2)	Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 – Equity to the consolidated financial statements.
(3)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.
(4)	As approved by the Ordinary Shareholders’ Meeting held on May 21, 2013 (second tranche).
(5)	As approved by the Board of Directors’ meeting held on December 13, 2013 (second tranche).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	Note	For the years ended December 31,
		2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,254	2,732	2,542
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		396	297	187
Depreciation of property, plant and equipment	8	1,983	1,792	1,538
Amortization of intangible assets	9	890	820	620
Consumption of materials	8	147	125	104
Gain on disposal of property, plant and equipment	22	(14)	(8)	(22)
Impairment of property, plant and equipment	22	187	—	—
Recovery of restructuring costs/(restructuring costs)	22	(8)	54	—
Provisions	17	345	235	341
Interest and other financial results		(199)	(104)	6
Income tax expense	14	1,792	1,463	1,395
Income tax paid	4.b	(1,609)	(1,647)	(1,316)
Net increase in assets	4.b	(1,661)	(925)	(732)
Net increase in liabilities	4.b	1,636	195	654

Total cash flows provided by operating activities		7,139	5,029	5,317

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(3,352)	(2,465)	(2,193)
Intangible asset acquisitions	4.b	(846)	(861)	(807)
Proceeds from the sale of property, plant and equipment		21	13	39
Investments not considered as cash and cash equivalents	4.b	283	(632)	20

Total cash flows used in investing activities		(3,894)	(3,945)	(2,941)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	208	47	—
Payment of financial debt	4.b	(157)	(63)	(36)
Payment of interest	4.b	(16)	(13)	(14)
Payment of cash dividends	4.b	(981)	(830)	(915)
Treasury shares acquisition	4.b	(461)	—	—

Total cash flows used in financing activities		(1,407)	(859)	(965)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		226	117	31

INCREASE IN CASH AND CASH EQUIVALENTS		2,064	342	1,442
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	3,160	2,818	1,376

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	5,224	3,160	2,818

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

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

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

D&A: Depreciation and amortization.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedad Comerciales): Argentine Corporations Law.

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

Nortel: Nortel Inversora S.A., the parent company of the Company.

NP: Number Portability Regime, for mobile services in Argentina.

Núcleo: Núcleo S.A.

NYSE: Ney York Stock Exchange.

OCI: Other Comprehensive Income.

TELECOM ARGENTINA S.A.

PCS (Personal Communications Service): A wireless communications service with systems that operate in a manner similar to cellular systems.

PEN (Poder Ejecutivo Nacional): Argentine National Government.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Price Cap: rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Publicom: Publicom S.A.

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

Value-Added Services (VAS): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

VPP (Valor Patrimonial Proporcional): Equity method.

TELECOM ARGENTINA S.A.

Note 1 – Description of business and basis of preparation of the consolidated financial statements

a)	The Company and its operations

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, the Company also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

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

Entities included in consolidation and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Telecom USA	100.00%		09.12.00
Micro Sistemas (ii)	99.99%		12.31.97
Personal	99.99%		07.06.94
Springville (iii)	100.00%	Personal	04.07.09
Núcleo (iv)	67.50%	Personal	02.03.98

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.
(iii)	On February 10, 2014 Personal´s Board of Directors approved the sale of its equity interest in Springville, which was completed on February 19, 2014 (as described in Notes 29 and 32 to these consolidated financial statements). Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.
(iv)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

b)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group´s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)	Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

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

TELECOM ARGENTINA S.A.

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

Publication of these consolidated financial statements for the year ended December 31, 2013 was approved by resolution of the Board of Directors’ meeting held on February 27, 2014.

d)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Group is monitored by the Management, and, additionally, are in line with the usual presentation of expenses in the telecommunication industry;

•	the consolidated statements of comprehensive income include the profit or loss for the year as shown in the consolidated income statement and all components of other comprehensive income;

•	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with shareholders (owners and non-controlling interest);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 7, 8, 9, 17, 20, 22 and 26 to these consolidated financial statements, as admitted by IFRS.

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

TELECOM ARGENTINA S.A.

(b) Licenses granted as of December 31, 2013

As of December 31, 2013, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•	Internet access.

As of December 31, 2013, the Company’s subsidiaries have been granted the following licenses:

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

Radio electric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. This auction was discontinued by SC Resolution No. 71/12 for reasons of opportunity, merit and convenience of the Argentine Government.

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

The mentioned Decree also amended Article 8 of the Regulation for Telecommunications Services Licenses in force, incorporating the following provision: “Article 8 bis - Mobile Virtual Network Operator. Those interested in offering mobile services that not have radio spectrum frequencies assigned for the provision of these services must have the license for telecommunications services and the registration as Mobile Virtual Network Operator. Mobile services operators will be responsible for the services rendered to its customers, and are liable for the application of the respective sanction system. The Regulatory Authority may issue the application and interpretation acts that deems appropriate.”

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

TELECOM ARGENTINA S.A.

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

(c) Revocation of the licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of the service;

•	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•	a reduction of Nortel’s interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51% of its voting right capital, in either case without prior approval of the Regulatory Bodies (as of December 31, 2013, all Nortel’s ordinary shares belong to Sofora. Additional information in Note 27);

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•	the Company’s bankruptcy.

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

TELECOM ARGENTINA S.A.

•	Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audio text, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the obligation of service provision and habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having the Company fulfilled with all its obligations, as of the date of issuance of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the NP.

On August 19, 2010, through SC Resolution No. 98/10, the SC approved the NP, covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

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

On November 4, 2013, the SC, through its Resolution No. 21/13, modified the NP Process approved by SC Resolution No. 98/10, providing among other things that the period for the same cannot be more than five business days starting from the receipt of the application by the Database Administrator.

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

TELECOM ARGENTINA S.A.

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

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

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

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented through the use of the FFSU resources. As of the date of issuance of these consolidated financial statements, the first auction of the “Internet for educational institutions” program has been conducted and the bidding of the “Internet for public libraries” program is being developed. Telecom Argentina was awarded and is finishing the last project facilities which will reach 1,540 schools involved and a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the action. As of the date of issuance of these consolidated financial statements, the auction is in pre-award stage.

TELECOM ARGENTINA S.A.

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

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,457 (unaudited). This receivable has not yet been recorded as of December 31, 2013 since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting approximately to $1,220 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

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

TELECOM ARGENTINA S.A.

The Company’s Management, with the advice of its legal counsels, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $534 and are included in the credit balance mentioned in the third paragraph.

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

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. Personal submitted its calculations from 2001/2007 related to the mentioned project to be financed through its own SU contribution of such periods as required by the SC.

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

Personal has filed an administrative resource against the SC Resolution No. 50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

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

(e) Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

In the normal course of business, telecommunications service providers face the possibility of having incidents in their networks or other assets with different impacts on services provided. The Regulatory Framework that regulates the service provision of Telecom Argentina and Personal provides for the possibility of interruptions in the provision of the service and also contemplates exemptions of responsibility in case of unforeseen circumstances or force majeure. In particular, the List of conditions of the Mobile Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by Resolution SC No. 60/96) provide for a penalty regime taking into account the period of the service interruption and releasing of any sanction for total service provision interruption for no more than 24 hours and for partial service provision interruptions for periods of less than 7 days. The Telecom Group companies seek the necessary actions to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has recently initiated different administrative procedures against Telecom Argentina and Personal related to different network incidents, including some originated by cases of unforeseen circumstances or force majeure, imposing penalties of different amounts for the companies of the Telecom Group.

TELECOM ARGENTINA S.A.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Telecom Argentina	2 1⁄2 hours	Fine of approximately $0.6.

06/12/2012	Personal	2 1⁄2 hours	Fine of approximately $0.6 and $10 argentine pesos of reimbursement to each customer affected, with a penalty of $4,690 argentine pesos for each day of delay in complying with the reimbursement.

03/08/2013	Personal	2 hours	Fine of $6 and $30 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately $2 and $60 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

05/10/2013	Personal	10 hours	Fine of approximately $0.6 and a penalty of $1,407 argentine pesos per day of delay in complying with reporting required by the CNC with respect to the incident.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, exposing their arguments, based on which such procedures should be released. As of the date of issuance of these financial statements, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

(f) Resolution SC No. 1/13

On April 8, 2013, Resolution SC No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, Resolution SC No. 1/13 established that mobile operators provide within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of issuance of these financial statements, Personal has appealed Resolution SC N° 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

(g) Resolution SC No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This Resolution approved a “Telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina and the obligation to provide periodic information to the CNC.

CNC Resolution No. 3.797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

TELECOM ARGENTINA S.A.

As of the date of issuance of these financial statements, the Company and Personal are analyzing the operational aspects required by the new regulations as well as its economic impact and applicable actions to be taken. The enforceability of this Resolution is subject to compliance with certain steps for its implementation with prior approval by the CNC.

(h) Regulation of Users of Mobile Communication Services

On September 9, 2013, the SC issued Resolution No. 12/13, establishing a procedure for public participation to express opinions and proposals on the Draft Regulation for Users of Mobile Communication Services (attached as Annex I of such resolution). As of the date of issuance of these financial statements, the period for such public comment has expired. The draft regulation contemplates, among other matters, the submission and maintenance of all service contracts electronically and on paper and also modifies the way changes in service plan business and marketing are submitted. As part of that process, Personal has submitted comments to the project stating the effects the provisions proposed in the published project, if approved, would have on the Argentine mobile communications industry.

(i) Change in the valuation method of mobile services and information on the conditions of commercial mobile plans

Resolution No. 26/13 issued on December 17, 2013 changed the valuation method of calls originating on mobile services and the mechanism for informing the CNC of the conditions of existing commercial plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will consist of a fixed value corresponding to the Initial Communication Block (including up to 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

The resolution requires providers of mobile communications services to adopt appropriate measures for the implementation of the new valuation method within sixty (60) calendar days from the publication of the Resolution for current users, and within fifteen (15) calendar days from publication for new users.

The resolution also establishes that the prices for each type of service plan, as well as the commercial conditions for all service plans, must be reasonable and non-discriminatory, and shall be submitted to the Enforcement Authority no less than (60) calendar days prior to their becoming effective.

As of the date of issuance of these financial statements, Personal’s Management has filed a request for extension of the time limits required by the resolution. However, Personal’s Management has made the necessary implementations to comply with the new provisions.

(j) Increase in the Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

During 2013, the CNC significantly increased its penalty activities, increasing the amount of accusations and penalties, as well as the individual amount of each of the latter. In several cases the penalties imposed during 2013 have had twice the economic value of the penalties imposed to Telecom Argentina in previous fiscal years for the same alleged offences.

As a result of the above, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, losses recorded during the year ended on December 31, 2013 for contingencies of regulatory nature in Telecom Argentina have significantly increased, reaching an amount of $117 (vs. $51 in FY12 or +129%), which is included in item “Provisions” in the Income Statement. In determining the provisions for regulatory sanctions, the Company’s Management, with the assistance of its legal counsel, has determined the likelihood of such sanctions being imposed and the amount thereof based on historical information and contemplating various probable scenarios of prescription of charges and penalties received at the end of fiscal year 2013.

TELECOM ARGENTINA S.A.

(k) Tax Stability” principle: impact of variations in Social Security contributions

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

As of December 31, 2013, the Company has a net receivable of $62 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. As of December 31, 2013, the reserves corresponding to these regulatory duties amounted to $85.

Since December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(l) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

On December 1, 1999, SC Resolution No. 4,269/99 approved results arising from the application of the methodology outlined by SC Resolution No. 1,801/97, through which experts from the Buenos Aires National University verified the income variation of Telecom Argentina and Telefónica, for a term of two years, resulting from rate rebalancing of February 1997. The mentioned institution determined an increase in the income of the Company as a result of the rate rebalancing of approximately $9.5 during the two years observed.

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

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $3.1 plus interest. The Company has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (k) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period from November 2000 to October 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

TELECOM ARGENTINA S.A.

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

Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (m) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, the Company has recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the reserves above mentioned in k).

(m) Renegotiation of agreements with the Argentine Government

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

TELECOM ARGENTINA S.A.

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

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN, within the framework of the renegotiation of its license, begun in 2004. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter provides the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

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

As of the date of issuance of these financial statements, the Company continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be satisfactorily completed.

TELECOM ARGENTINA S.A.

(n) “Buy Argentine” Act

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

Note 3 – Significant accounting policies

a)	Going concern

The consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

TELECOM ARGENTINA S.A.

d)	Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of December 31, 2013, 2012 and 2011.

Control exists when the investor (Telecom Argentina) has power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

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

TELECOM ARGENTINA S.A.

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

Revenue on construction contracts recognized in year ended December 31, 2013 amounted to $19, of which $12 are receivables. The agreement provides finance within 48 months from April 2014, the date when the implementation of the project is estimated. No revenue on construction contracts were recorded for year 2012. Revenue on construction contracts recognized in year ended December 31, 2011 amounted to $25.

Cost on construction contracts recognized in year ended December 31, 2013 amounted to $16. No cost on construction contracts were recorded for year 2012. Cost on construction contracts recognized in year ended December 31, 2011 amounted to $14.

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

Mobile telecommunication services and products

Telecom Group provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

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

TELECOM ARGENTINA S.A.

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

f.1) Financial assets

Telecom Group early adopted IFRS 9 in its first consolidated financial statements prepared in accordance with IFRS as issued by the IASB (thus, in its consolidated financial statements as of December 31, 2010).

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

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

Investments in mutual funds are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income. During 2013, Personal acquired mutual funds whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

TELECOM ARGENTINA S.A.

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

Investments over 90 days maturity are recorded at amortized cost.

Argentine companies’ notes and Government bonds (where in both cases the intention of Personal is held to maturity) are recorded at amortized cost. During 2013 Personal acquired Government bonds denominated in US Dollars (Bonar VII – which have reached the maturity date and have been collected as of the date of these consolidated financial statements – and Boden 2015), which bear an annual interest of 7%, also in US Dollars. These Government bonds are measured at amortized cost. However, since they are denominated in US Dollars and bear an interest in this foreign currency, for purposes of calculating the internal rate of return (IRR), Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date (being the IRR the rate that equates both amounts). The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these Government bonds are included in Financial expenses as Foreign currency exchange gains or losses.

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

f.3) Derivatives

Derivatives are used by Telecom Group to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9, when they do not qualify for hedge accounting or in accordance with IFRS 9 when they meet the conditions for hedge accounting.

In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when:

a) The hedging relation consists only on hedging instruments and hedged items eligible;

b) Since its inception the hedging relation and the purpose and risk management strategy, are formally designated and documented;

c) the hedge is expected to fulfill the efficacy requirements mentioned in Note 20.

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

TELECOM ARGENTINA S.A.

If hedge accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

For additional information about derivatives operations during 2013 and 2012, see Note 20.

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

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of the assets; the ranges of the estimated useful lives of the main PP&E are the following:

Asset	Estimated useful life (in years)
Buildings received from ENTel	35
Buildings acquired subsequent to 11/8/90	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment and software	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the consolidated income statement.

TELECOM ARGENTINA S.A.

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

- Subscriber acquisition costs (“SAC”)

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

- Service connection or habilitation costs

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

- PCS license (Argentina)

The Company, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

- PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 120 months. These licenses were successively renewed for a period of 5 years, estimating the finalization of its amortization during year 2017.

- Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 60 months through fiscal year 2016.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

- Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (180 months).

TELECOM ARGENTINA S.A.

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

As of December 31, 2013 the Telecom Group holds finance leases which represent current commercial liabilities in the amount of $28 and non-current commercial liabilities of $1. The total payment for these capital leases upon maturity amounts to $31.

A summary by major class of fixed assets covered by finance leases as of December 31, 2013 is as follows:

	Book value	Lease terms	Amortization period
PP&E - Computer equipment	53	3 years	3 years
Accumulated depreciation	(26)

Net value	27

	Book value	Lease terms	Amortization period
PP&E - Transmission equipment	3	2 years	5 years
Accumulated depreciation	(1)

Net value	2

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2028. Rental expenses are included under Interconnection costs and other telecommunication charges and Other operating expenses items lines in the consolidated income statements.

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

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

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

TELECOM ARGENTINA S.A.

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company as of December 31, 2013 and 2012 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the year presented, the Company estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those referred to in the following paragraphs.

During 2013, Personal has assessed the recoverable value of a group of assets recorded in PP&E related to pricing and billing systems related to prepaid and postpaid subscribers. Because of the low performance and for the reason that the system does not meet the objectives established for its implementation, Personal´s Management decided the discontinuation of the system. As a whole, Personal has recorded an impairment for a total amount of $65 equivalent to the carrying value of these assets.

Additionally, Telecom Argentina assessed the recoverable value of certain assets related to projects entered into with the public sector and the private sector, and given the current uncertainties regarding the future development and the future cash flows associated to this group of assets; the Company’s Management recorded an impairment loss of approximately $122. The amount of this impairment loss will be re-assessed periodically.

These impairments are included in operating expenses under the item line “Impairment of PP&E”.

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

The net periodic pension costs are recognized in the income statement as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2013	2012	2011
Discount rate (1)	8.0% - 10.8%	4.1% – 13.1%	5.6% – 12.1%
Projected increase rate in compensation (2)	15.0% - 25.0%	15.0% – 25.2%	15.0% – 25.7%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.
(2)	In line with an estimated inflationary environment for the next three financial years.

In accounting for these pension benefits, IAS 19 revised (Employee benefits) issued by the IASB in June 2011 has been applied. IAS 19 revised introduced changes related to the recognition of actuarial gains and losses, the disclosure of re-measurements of net defined benefit liability / asset (requiring its recognition in Other comprehensive income), as well as additional disclosure requirements for defined benefit plans. IAS 19 revised is mandatory for periods beginning on or after January 1, 2013. The adoption of such standard would result in a reduction of $0.2 in Retained Earnings at the beginning of the fiscal year 2013 with counter entry in Other Comprehensive Income. Given the immateriality of this change Telecom Group beginning balances have not been modified, and this IAS 19 revised has been applied starting from fiscal year 2013.

Additional information on pension benefits is provided in Note 16.

TELECOM ARGENTINA S.A.

•	Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m)	Deferred revenues

Deferred revenues include:

-	Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.e. Revenues – Fixed telecommunication services and products.

-	Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products.

-	Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.e. Revenues – Mobile telecommunication services.

-	Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” item line in the Fixed services segment.

-	Deferred income for CONATEL’s government grants

During 2010 and 2011, the CONATEL awarded to Núcleo public tenders for the expansion of the network infrastructure that provides a platform for access to mobile services and basic services in social interest areas in Paraguay.

Government grants shall be recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either in the statement of financial position as deferred income or as a reduction of the carrying amount of related asset. The Company opted the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets were recognized at the cost incurred by Núcleo in the construction of the engaged infrastructure and the government grant was accounted for as deferred income and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

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

TELECOM ARGENTINA S.A.

As of December 31, 2012, restructuring debt represented the indemnities that were payable for the layoffs related to the restructuring plan that the Telecom Group began by the end of 2012 which was finished on June 2013. Further information on the restructuring plan is provided in Note 17 to the consolidated financial statements.

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

- Income taxes

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

Deferred tax assets relating to unused tax loss carry forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets arising from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be sufficient to apply those temporary differences. The statutory income tax rate in Argentina was 35% for all years presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

Amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Income Tax in connection with, among others, the taxation of results derived from transfers of stocks and dividend distributions. On February 7, 2014, the PEN set out regulatory clarifications in this matter through the Decree N 2,334/13

•	Results derived from transfers of stocks

As from the amendment’s effective date, results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the kind of beneficiary who realizes the gain. The effective tax rate applicable is 15%. Negative results arising from such operations will have the character of specific and can only be offset against future earnings from operations of the same nature.

However, results from the transfer of such securities are exempt from such income tax when the latter are listed on stock exchange markets (as in the case of Telecom Argentina’s shares) and the gains are realized by individual or undivided estates residents in Argentina.

Gains obtained by nonresidents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities are also subject to income tax. When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

TELECOM ARGENTINA S.A.

•	Dividend distributions

Dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—, by companies and other entities incorporated in Argentina referred to in Argentine Income Tax Law Sections 69 (a) (1), (2), (3), (6) and (7), and Section 69 (b), are subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continue to be not subject to income tax Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” (such as, for instance, distributions made from Telecom Argentina to Nortel and those from Personal to Telecom Argentina and Nortel) and regardless of, if applicable, the so called “Equalization Tax”.

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

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2013, 2012 and 2011, respectively.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.3%, 4.7% and 4.4% for the years ended December 31, 2013, 2012 and 2011, respectively.

- Other taxes and levies

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

q)	Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

TELECOM ARGENTINA S.A.

r)	Finance income and expenses

Finance income and expenses include:

•	interest accrued on the related financial assets and liabilities using the effective interest rate method;

•	changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•	gains and losses on foreign exchange and financial instruments (including derivatives);

•	other financial results.

s)	Treasury Share Acquisition

In connection with the Treasury Shares Acquisition Process described in Note 19 d) to the consolidated financial statements, the Company has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by the Company must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

t)	Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 25).

u)	Use of estimates

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

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented the Company estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note for a total amount of $187. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Although no indicators of impairment are verified the Company’s Management, prudentially, has assessed the recoverability of PP&E and intangible assets for Telecom Argentina assuming different scenarios of probability which contemplates rate adjustments for regulated services. Considering these assumptions, the Company’s Management believes that its fixed assets are recoverable.

TELECOM ARGENTINA S.A.

Financial statement item / area	Accounting estimates
Intangible assets with indefinite useful life—PCS license

The Telecom Group determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 13%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes and recoverability assessment of deferred tax assets	Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections and on conservative tax planning.

Receivables and payables valued at amortized cost	Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables and payables is an annual rate in pesos ranging between 20% and 32% for year 2013 and 19% and 28% for year 2012. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long term receivables denominated in U.S. dollars during 2013 and 2012.

Provisions	The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.

Allowance for Doubtful Accounts	The recoverability of receivables is measured by considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the customers were to deteriorate, the actual write-offs could be higher than expected.

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

These amendments are effective for financial years beginning on or after January 1, 2014 and are required to be applied retrospectively. Early application is permitted. The Company is currently analyzing the impact that the adoption of these amendments will have on the Company’s financial position.

IFRIC 21 (Levies)

In May 2013, the IASB issued IFRIC 21 “Levies”. This interpretation addresses the principle that the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period as a result of the entity being economically compelled to continue to operate in that future period. If an obligation to pay a levy is triggered when a minimum threshold is reached, the accounting for the liability that arises from that obligation shall be recognized when that threshold is reached.

TELECOM ARGENTINA S.A.

This interpretation is effective for annual periods beginning on or after January 1, 2014. Early application is permitted. The adoption of this interpretation will not have significant impacts on the Company´s financial position or results of operations.

Amendments to IAS 36 (Information disclosure regarding the impairment of non-financial assets)

In May 2013 the IASB issued amendments to IAS 36. The amendments require the disclosure of information about the recoverable amount of assets that were impaired, when its estimated recoverable amount is based on fair value less costs to sell. In addition, in those cases in which recoverable amount based on fair value less costs of disposal is calculated using discounted cash flows, it is required to disclose the discount rate that has been used in the present value technique. This requirement shall be applied for assets which have been impaired or a reversal of impairment has been accounted during the annual period.

These amendments are effective for annual periods beginning on or after January 1, 2014, retrospectively. Early application is permitted. The adoption of this interpretation will not have significant impacts on the Company´s disclosures.

Amendments to IAS 19 (Employee contributions to Defined Benefit Plans)

In November 2013 the IASB issued amendments to IAS 19. These amendments clarify the recognition of those contributions made by third parties or by employees to defined benefit plans.

These amendments are effective for annual periods beginning on or after July 1, 2014, retrospectively. Early application is permitted. The adoption of these amendments will not have significant impacts on the Company´s financial position or results of operations.

Annual Improvements to IFRSs (2010-2012 Cycle)

In December 2013 the IASB published the Annual Improvements to IFRSs (2010-2012 Cycle), which introduced amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. These amendments address clarifications that the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However, the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the Company´s financial position or results of operations.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Annual Improvements to IFRSs (2011-2013 Cycle)

In May 2012 the IASB published the Annual Improvements to IFRSs (2011-2013 Cycle), which introduced amendments to IFRS 3, IFRS 13 and IAS 40. These amendments address clarifications the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the Company´s financial position or results of operations.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Note 4 – Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)	Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
Cash and cash equivalents	2013	2012
Cash	12	12
Banks	336	120
Time deposits	3,949	2,624
Mutual funds	927	404

Total cash and cash equivalents	5,224	3,160

Investments	As of December 31,
Current investments	2013	2012
Investments over 90 days maturity	—	540
Argentine companies notes	86	1
Provincial government bonds	35	20
Government bonds	2	—
Loan to Nortel (Note 27.b)	—	2

Total current investments	123	563

TELECOM ARGENTINA S.A.

	As of December 31,
Non-current investments	2013	2012
Government bonds	219	—
Provincial government bonds	13	—
Argentine companies notes	10	69
2003 Telecommunications Fund	1	1

Total non-current investments	243	70

b)	Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations:

•	Changes in assets/liabilities components:

	Years ended December 31,
	2013	2012	2011
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	(16)	—	3
Trade receivables, net	(1,065)	(654)	(534)
Other receivables, net	(329)	(163)	(108)
Inventories, net	(251)	(108)	(93)

	(1,661)	(925)	(732)

Net (decrease) increase in liabilities
Trade payables	1,411	169	293
Deferred revenues	178	90	178
Salaries and social security payables	50	8	172
Other taxes payables	67	84	38
Other liabilities	27	(35)	29
Provisions	(97)	(121)	(56)

	1,636	195	654

Income tax paid consists of the following:

	Years ended December 31,
	2013	2012	2011
Tax returns and payments in advance	(1,460)	(1,557)	(1,232)
Other payments	(149)	(90)	(84)

Total payments of income tax	(1,609)	(1,647)	(1,316)

•	Main non-cash operating transactions:

	Years ended December 31,
	2013	2012	2011
Income tax withholding for dividends paid	44	—	—
Compensation of tax on personal property – on behalf of Shareholders	8	—	—
VAT offset with income tax payments	8	23	—
Compensation Fund contribution reclassified between:
Provisions and other receivables and salaries and social security contributions	—	39	—
Provisions and other liabilities	—	27	—
SAC acquisitions offset with trade receivables	239	161	95
SU receivables offset with taxes payable	—	—	112

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2013	2012	2011
CAPEX (Note 8)	(3,964)	(2,415)	(2,318)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(363)	(159)	(167)

Subtotal	(4,327)	(2,574)	(2,485)
Plus:
Payments of trade payables originated in prior years acquisitions	(829)	(1,223)	(1,065)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,766	1,309	1,339
Assets retirement obligations	21	8	12
Mobile handsets lent to customers at no cost (i)	17	15	6

	(3,352)	(2,465)	(2,193)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

TELECOM ARGENTINA S.A.

Intangible assets acquisitions include:

	Years ended December 31,
	2013	2012	2011
Intangible assets acquisitions (Note 9)	(887)	(842)	(874)
Plus:
Payments of trade payables originated in prior years acquisitions	(81)	(92)	(105)
SAC acquisition offset with trade receivables	(239)	(161)	(95)
Less:
Acquisition of intangible assets through incurrence of trade payables	361	234	267

	(846)	(861)	(807)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2013	2012	2011
Investments over 90 days maturity	540	(540)	20
Argentine companies notes and bonds	(259)	(90)	—
Loan to Nortel	2	(2)	—

	283	(632)	20

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2013	2012	2011
Debt proceeds – Núcleo	208	47	—

Total financial debt proceeds (*)	208	47	—

Payment of bank loans – Núcleo	(157)	(63)	(36)

Total payment of debt (*)	(157)	(63)	(36)

Payment of interest on bank loans – Núcleo	(16)	(13)	(14)

Total payment of interest	(16)	(13)	(14)

Acquisition of Treasury Shares (Telecom Argentina) – Note 19 d)	(461)	—	—

(*)	In September 2013, 160 (equivalent to 130,000 millions of Guaraníes) were taken mainly to be pre-cancel financial debt by 127 (equivalent to 103,000 millions of Guaraníes).

Reversal of “Voluntary reserve for future dividend payments” and dividend distribution of Telecom Argentina

The Company’s Board of Directors’ Meeting held on December 13, 2013, resolved to disaffect the “Reserve for future cash dividends” for distribution of cash dividends in the amount of $1,000 (equivalent to $1.03 argentine pesos per share) among the shareholders of the outstanding shares. The above mentioned dividends were available on December 27, 2013. Cash dividends were paid before December 31, 2013, prior compensation with credits related to tax on personal property – on behalf of shareholders, for an amount of $8, and income tax withholding on dividends paid estimated in $44. Thereby, the total amount paid on cash dividends amounted to $948 as of December 31, 2013. After the year end were paid to the tax authority the finals figures related to withholding tax for a total amount of $17 and therefore was completed the shareholders payment for an amount of $27. Cash dividends in 2013 include $33 paid to the non-controlling shares holders of Núcleo as detailed below.

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 argentine pesos per share), which was paid on May 10, 2012. Cash dividends in 2012 include $23 paid to the non-controlling shareholders of Núcleo as detailed below.

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 argentine pesos per share), which was paid on April 19, 2011.

TELECOM ARGENTINA S.A.

Núcleo’s Dividends Distribution

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
May 2013	34	16	50
October 2013	34	17	51

Total (*)	68	33	101

(*)	Correspond to 80,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

The Núcleo’s Annual General Ordinary Shareholders’ Meeting held on March 16, 2012 approved the following cash dividends distribution to its shareholders:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
April 2012	27	13	40
October 2012	20	10	30

Total (*)	47	23	70

(*)	Correspond to 70,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

Note 5 – Trade receivables

Trade receivables consist of the following:

	As of December 31,
Current trade receivables	2013	2012
Fixed services	950	853
Personal mobile services	2,170	1,469
Núcleo mobile services	105	61

Subtotal	3,225	2,383
Allowance for doubtful accounts	(239)	(202)

	2,986	2,181

Non-current trade receivables
Fixed services	19	23
Núcleo mobile services	2	—

	21	23

Total trade receivables	3,007	2,204

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
Current allowance for doubtful accounts	2013	2012
At the beginning of the fiscal year	(202)	(170)
Additions – bad debt expenses	(283)	(275)
Uses	249	243
Currency translation adjustments	(3)	—

At the end of the year	(239)	(202)

Note 6 – Other receivables

Other receivables consist of the following:

	As of December 31,
Current other receivables	2013	2012
Prepaid expenses	276	218
Expenditure reimbursement	91	38
Prepaid expenses related parties (Note 27.b)	76	—
Tax credits	50	54
Non deliverable forward (Note 20)	42	—
Restricted funds	26	13
Receivables for return of handsets under warranty	9	—
Receivables for suppliers indemnities	6	61
Guarantee deposits	5	—
Compensation Fund	—	19
Other	83	61

Subtotal	664	464
Allowance for doubtful accounts	(18)	(15)

	646	449

TELECOM ARGENTINA S.A.

	As of December 31,
Non-current other receivables	2013	2012
Prepaid expenses	100	86
Prepaid expenses related parties (Note 27.b)	88	—
Credit on SC Resolution No. 41/07 and IDC (Note 2.k and l)	85	85
Restricted funds	37	22
Tax credits	20	17
Credit on minimum presumed income tax	—	4
Other	14	7

Subtotal	344	221
Allowance for regulatory matters (Note 2 k. and l)	(85)	(85)
Allowance for doubtful accounts (tax on personal property)	(17)	(17)

	242	119

Total other receivables	888	568

Movements in the allowances are as follows:

	Years ended December 31,
	2013	2012
Current allowance for doubtful accounts
At the beginning of the year	(15)	(12)
Additions	(3)	(3)

At the end of the year	(18)	(15)

	Years ended December 31,
	2013	2012
Non-current allowance for regulatory matters
At the beginning of the year	(85)	(90)
Uses	—	5

At the end of the year	(85)	(85)

	Years ended December 31,
	2013	2012
Non-current allowance for doubtful accounts (tax on personal property)
At the beginning of the year	(17)	(17)
Additions	—	—

At the end of the year	(17)	(17)

Note 7 – Inventories

Inventories consist of the following:

	As of December 31,
	2013	2012
Mobile handsets and equipment	849	626
Fixed telephones and equipment	8	15

Subtotal	857	641
Allowance for obsolescence of inventories	(85)	(8)

	772	633

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2013	2012
Allowance for obsolescence of inventories
At the beginning of the year	(8)	(19)
Additions – Fees for services, maintenance and materials (Note 22)	(109)	(12)
Uses	32	23

At the end of the year	(85)	(8)

TELECOM ARGENTINA S.A.

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2013	2012	2011
Fixed services - excluding network construction contracts	61	81	64
Fixed services - network construction contracts	19	—	25
Cost of equipment and handsets – fixed services	(74)	(44)	(59)

Total equipment income – fixed services	6	37	30

Mobile services – Personal	3,126	1,915	1,472
Cost of equipment and handsets – mobile services Personal	(2,956)	(1,964)	(1,568)

Total equipment income (loss) – mobile services – Personal	170	(49)	(96)

Mobiles services – Núcleo	69	32	26
Cost of equipment and handsets – mobile services Núcleo	(81)	(35)	(13)

Total equipment income (loss) – mobile services – Núcleo	(12)	(3)	13

Total equipment and handsets sale	3,275	2,028	1,587
Total cost of equipment and handsets	(3,111)	(2,043)	(1,640)

Total income (loss) for sale of equipment and handsets	164	(15)	(53)

Note 8 – Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2013	2012
Land, buildings and installations	963	900
Computer equipment and software	1,476	1,196
Switching and transmission equipment (i)	2,558	2,286
Mobile network access and external wiring	3,091	2,531
Construction in progress	2,436	1,534
Other tangible assets	377	322

Subtotal	10,901	8,769
Materials	502	280
Valuation allowance for materials	(21)	(14)
Impairment of PP&E	(156)	—

Total PP&E	11,226	9,035

(i)	Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in Materials are as follows:

	As of December 31,
	2013	2012
At the beginning of the year	280	240
Plus:
Purchases	813	368
Less:
Transfers to CAPEX	(450)	(209)
Disposal for maintenance/installation	(147)	(125)
Currency translation adjustments	6	6

At the end of the year	502	280

Movements in the valuation allowance for materials are as follows:

	As of December 31,
	2013	2012
At the beginning of the year	(14)	(15)
Additions – Fees for services, maintenance and materials	(7)	(5)
Uses	—	6

At the end of the year	(21)	(14)

Movements in the impairment of PP&E are as follows:

	As of December 31,
	2013	2012
At the beginning of the year	—	—
Additions (i)	(172)
Uses (ii)	16	—

At the end of the year	(156)	—

(i)	Included in gain on disposal and impairment of PP&E.
(ii)	Included 1 in gain on disposal and impairment of PP&E. and 15 in depreciation of PP&E.

TELECOM ARGENTINA S.A.

Details on the nature and movements during the years ended December 31, 2013 and 2012 are as follows:

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2013
Land	137	—	1	8	—	146
Building	1,637	1	6	32	—	1,676
Tower and pole	665	—	34	84	—	783
Transmission equipment	5,181	27	60	177	(13)	5,432
Mobile network access	2,660	6	85	423	(9)	3,165
Switching equipment	5,636	31	112	339	(6)	6,112
Power equipment	957	1	23	113	—	1,094
External wiring	7,450	—	—	599	(11)	8,038
Computer equipment and systems	6,224	41	189	847	(6)	7,295
Telephony equipment and instruments	763	—	1	4	—	768
Equipment and handsets lent to customers at no cost	433	96	64	2	(108)	487
Vehicles	223	47	3	—	(19)	254
Furniture	121	1	4	6	—	132
Installations	548	—	8	92	—	648
Improvements in third parties buildings	294	3	13	53	—	363
Special projects	48	—	—	5	—	53
Construction in progress	1,534	3,689	12	(2,784)	(*) (15)	2,436
Asset retirement obligations	57	21	1	—	—	79

Total	34,568	3,964	616	—	(187)	38,961

(*)	Corresponds to the impairment of commercial systems of Personal recorded in impairment of PP&E.

	Accumulated depreciation as of December 31, 2012	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2013	Net carrying value as of December 31, 2013
Land	—	—	—	—	—	146
Building	(1,029)	(29)	(4)	—	(1,062)	614
Tower and pole	(391)	(40)	(15)	—	(446)	337
Transmission equipment	(4,378)	(193)	(33)	13	(4,591)	841
Mobile network access	(1,915)	(242)	(46)	5	(2,198)	967
Switching equipment	(4,784)	(320)	(77)	6	(5,175)	937
Power equipment	(673)	(51)	(13)	—	(737)	357
External wiring	(5,664)	(259)	—	9	(5,914)	2,124
Computer equipment and systems	(5,028)	(641)	(156)	6	(5,819)	1,476
Telephony equipment and instruments	(738)	(9)	(1)	—	(748)	20
Equipment and handsets lent to customers at no cost	(360)	(87)	(62)	108	(401)	86
Vehicles	(138)	(21)	(3)	18	(144)	110
Furniture	(90)	(6)	(3)	—	(99)	33
Installations	(393)	(45)	(7)	—	(445)	203
Improvements in third parties buildings	(177)	(45)	(7)	—	(229)	134
Special projects	(7)	(7)	—	—	(14)	39
Construction in progress	—	—	—	—	—	2,436
Asset retirement obligations	(34)	(3)	(1)	—	(38)	41

Total	(25,799)	(1,998)	(428)	165	(28,060)	10,901

TELECOM ARGENTINA S.A.

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments (*)	Transfers and reclassifications	Decreases	Gross value as of December 31, 2012
Land	137	—	(3)	3	—	137
Building	1,582	1	20	34	—	1,637
Tower and pole	548	—	50	67	—	665
Transmission equipment	5,167	13	(196)	198	(1)	5,181
Mobile network access	2,359	1	120	181	(1)	2,660
Switching equipment	5,156	1	169	311	(1)	5,636
Power equipment	880	—	(5)	82	—	957
External wiring	6,975	—	—	483	(8)	7,450
Computer equipment and systems	5,291	18	344	576	(5)	6,224
Telephony equipment and instruments	943	—	(194)	14	—	763
Equipment/Handsets lent to customers at no cost	300	84	68	—	(19)	433
Vehicles	191	40	—	1	(9)	223
Furniture	108	1	(3)	15	—	121
Installations	503	—	(18)	63	—	548
Improvements in third parties buildings	174	4	39	77	—	294
Special projects	7	—	—	41	—	48
Construction in progress	1,420	2,239	16	(2,141)	—	1,534
Asset retirement obligations	47	8	2	—	—	57

Total	31,788	2,410	409	5	(44)	34,568

	Accumulated depreciation as of December 31, 2011	Depreciation	Currency translation adjustments (*)	Decreases and transfers	Accumulated depreciation as of December 31, 2012	Net carrying value as of December 31, 2012
Land	—	—	—	—	—	137
Building	(985)	(29)	(15)	—	(1,029)	608
Tower and pole	(364)	(24)	(3)	—	(391)	274
Transmission equipment	(4,280)	(198)	99	1	(4,378)	803
Mobile network access	(1,681)	(211)	(24)	1	(1,915)	745
Switching equipment	(4,333)	(289)	(163)	1	(4,784)	852
Power equipment	(656)	(39)	22	—	(673)	284
External wiring	(5,444)	(228)	—	8	(5,664)	1,786
Computer equipment and systems	(4,129)	(603)	(300)	4	(5,028)	1,196
Telephony equipment and instruments	(908)	(10)	180	—	(738)	25
Equipment/Handsets lent to customers at no cost	(246)	(64)	(69)	19	(360)	73
Vehicles	(128)	(18)	(1)	9	(138)	85
Furniture	(88)	(5)	3	—	(90)	31
Installations	(364)	(37)	8	—	(393)	155
Improvements in third parties buildings	(129)	(30)	(18)	—	(177)	117
Special projects	(3)	(4)	—	—	(7)	41
Construction in progress	—	—	—	—	—	1,534
Asset retirement obligations	(28)	(3)	(3)	—	(34)	23

Total	(23,766)	(1,792)	(284)	43	(25,799)	8,769

(*)	Includes certain reclassifications between items.

TELECOM ARGENTINA S.A.

Note 9 – Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2013
SAC fixed services	61	88	—	(28)	121
SAC mobile services	1,217	764	17	(858)	1,140
Service connection or habilitation costs	220	30	—	(33)	217
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	395	1	93	—	489
Rights of use	351	4	2	—	357
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	489	—	19	—	508

Total	3,434	887	131	(919)	3,533

	Accumulated amortization as of December 31, 2012	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2013	Net carrying value as of December 31, 2013
SAC fixed services	(21)	(64)	—	28	(57)	64
SAC mobile services	(671)	(775)	(11)	858	(599)	541
Service connection or habilitation costs	(126)	(28)	—	33	(121)	96
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(395)	—	(93)	—	(488)	1
Rights of use	(124)	(21)	—	—	(145)	212
Exclusivity agreements	(24)	(2)	—	—	(26)	15
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(489)	—	(19)	—	(508)	—

Total	(1,920)	(890)	(123)	919	(2,014)	1,519

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2012
SAC fixed services	49	61	—	(49)	61
SAC mobile services	968	760	17	(528)	1,217
Service connection or habilitation costs	230	21	—	(31)	220
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	320	—	75	—	395
Rights of use	350	—	1	—	351
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	464		25	—	489

Total	3,082	842	118	(608)	3,434

	Accumulated amortization as of December 31, 2011	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2012	Net carrying value as of December 31, 2012
SAC fixed services	(24)	(46)	—	49	(21)	40
SAC mobile services	(464)	(723)	(12)	528	(671)	546
Service connection or habilitation costs	(129)	(28)	—	31	(126)	94
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(318)	—	(77)	—	(395)	—
Rights of use	(102)	(22)	—	—	(124)	227
Exclusivity agreements	(23)	(1)	—	—	(24)	17
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(464)	—	(25)	—	(489)	—

Total	(1,594)	(820)	(114)	608	(1,920)	1,514

TELECOM ARGENTINA S.A.

Note 10 – Trade payables

Trade payables consist of the following:

	As of December 31,
	2013	2012
Current trade payables
PP&E	2,271	1,427
Other assets and services	2,236	1,588
Inventory	1,399	584

	5,906	3,599
Agent commissions	224	49
SU reimbursement	—	11

	6,130	3,659

Non-current trade payables
PP&E	1	20

	1	20

Total trade payables	6,131	3,679

Note 11 – Deferred revenues

Deferred revenues consist of the following:

	As of December 31,
	2013	2012
Current deferred revenues
Deferred revenue on prepaid calling cards	293	270
Deferred revenue on connection fees – fixed services	34	30
Deferred revenue on capacity rental	42	34
Deferred revenue on customer loyalty programs	51	26
Deferred revenue from CONATEL – mobile services Núcleo (Note 18 d)	3	2

	423	362

Non-current deferred revenues
Deferred revenue on capacity rental	301	217
Deferred revenue on connection fees – fixed services	66	64
Deferred revenue on customer loyalty programs	75	39
Deferred revenue from CONATEL - mobile services Núcleo (Note 18 d)	11	9

	453	329

Total deferred revenues	876	691

Note 12 – Financial Debt

Financial debt consists of the following:

	As of December 31,
	2013	2012
Current financial debt
Bank loans (Núcleo)	10	40
Accrued interest (Núcleo)	5	3

	15	43

Non-current financial debt
Bank loans (Núcleo)	220	101

	220	101

Total financial debt	235	144

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2013:

Principal nominal value (in million of Guaraníes)	Amortization term	Book value
		Current	Non-current
130,000	4.5 years	6	176
34,000	3.7 years	4	44

164,000		10	220

The weighted average annual rate of these loans is 9.30% in Guaraníes and the weighted average amortization term of these loans is approximately 3.8 years.

TELECOM ARGENTINA S.A.

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

Note 13 – Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions, termination benefits and restructuring indemnities.

As of December 31, 2013, the total number of employees was 16,581, of which approximately 77% were unionized. All Management and senior positions are held by non-unionized employees.

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

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2013	2012
Current
Vacation and bonuses	483	391
Social security payables	191	144
Termination benefits	67	60
Restructuring debt	—	14
Compensation Fund debt	—	26

	741	635

Non-current
Termination benefits	111	128
Bonuses	7	—

	118	128

Total salaries and social security payables	859	763

Compensation for the Key Managers for the years ended December 31, 2013, 2012 and 2011 is shown in Note 27.c).

Note 14 – Income tax payables and deferred income tax

Income tax asset and liability, net as of December 31, 2013 and 2012 consist of the following:

	As of December 31, 2013					As of December 31, 2012
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Income tax payables	341	1,599	40	7	1,987	1.520
Payments in advance of income taxes	(261)	(901)	(21)	(6)	(1,189)	(1,065)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3

Current income tax liability, net	83	698	19	1	801	458

Non-current deferred income tax liabilities	—	126	—	—	126	220
Non-current deferred income tax (asset)	(116)	—	(12)	—	(128)	(62)
Law No. 26,476 Tax Regularization Regime	10	—		—	10	12

Non-current Income tax liability /(asset), net	(106)	126	(12)	—	8	170

TELECOM ARGENTINA S.A.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2013						As of December 31, 2012
	Telecom Argentina	Personal	Springville	Núcleo	Telecom USA	Total	Argentina	Abroad
Tax loss carry forwards	—	—	(1)	—	—	(1)	—	(1)
Allowance for doubtful accounts	(43)	(55)	—	(4)	—	(102)	(94)	(2)
Provisions	(280)	(153)	—	—	—	(433)	(368)	—
PP&E	—	—	—	(12)	—	(12)	—	(11)
Inventory	—	(48)	—	—	—	(48)	(19)	—
Termination benefits	(58)	—	—	—	—	(58)	(63)	—
Other deferred tax assets, net	(131)	(31)	—	—	—	(162)	(111)	—
Allowance for deferred tax assets	—	27	1	—	—	28	23	1

Total deferred tax assets	(512)	(260)	—	(16)	—	(788)	(632)	(13)

PP&E and intangible assets	396	320	—	—	—	716	753	—
Cash dividends from foreign companies	—	66	—	4	—	70	45	5

Total deferred tax liabilities	396	386	—	4	—	786	798	5

Net deferred tax liabilities/(assets)	(116)	126	—	(12)	—	(2)	166	(8)

Net deferred tax liabilities/(assets) as of December 31, 2012	(54)	220	—	(8)		158

Income tax expense for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	Year ended December 31, 2013
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(341)	(1,585)	(24)	(3)	(1,953)
Fiscal year 2012 return adjustment	—	(3)	—	—	(3)
Deferred tax benefit	47	120	1	—	168
Valuation allowance	—	(4)	—	—	(4)

Income tax expense	(294)	(1,472)	(23)	(3)	(1,792)

	Year ended December 31, 2012
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(310)	(1,187)	(23)	(2)	(1,522)
Deferred tax benefit	38	20	3	1	62
Valuation allowance	—	(3)	—	—	(3)

Income tax expense	(272)	(1,170)	(20)	(1)	(1,463)

	Year ended December 31, 2011
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(379)	(1,039)	(16)	—	(1,434)
Deferred tax benefit	101	(59)	2	—	44
Valuation allowance	—	(5)	—	—	(5)

Income tax expense	(278)	(1,103)	(14)	—	(1,395)

Income tax expense for the years ended December 31, 2013, 2012 and 2011 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2013	2012	2011
Pre-tax income	5,046	4,195	3,937
Non taxable items	(23)	(25)	3

Subtotal	5,023	4,170	3,940
Weighted statutory income tax rate (*)	34,4%	34,4%	34,2%
Income tax expense at weighted statutory tax rate	(1,727)	(1,434)	(1,346)
Income tax on cash dividends of foreign companies	(26)	(22)	(27)
Other changes in tax assets and liabilities	(32)	(4)	(17)
Fiscal year 2012 return adjustment	(3)	—	—
Changes in valuation allowance	(4)	(3)	(5)

	(1,792)	(1,463)	(1,395)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

TELECOM ARGENTINA S.A.

Note 15 – Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2013	2012
Current
Tax withholdings	130	91
VAT, net	143	180
Tax on SU (Note 2.d)	91	88
Turnover tax	81	54
Internal taxes	73	55
Regulatory fees	56	48
Municipal taxes	24	17
Tax withholdings on dividends paid (Note 4)	44	—
Retention Decree No.583/10 ENARD	12	9
Tax on personal property – on behalf of shares holders	13	10

	667	552

Note 16 – Other liabilities

Other liabilities consist of the following:

	As of December 31,
	2013	2012
Current
Legal fees	13	12
Guarantees received	13	7
Compensation for directors and members of the Supervisory Committee	20	8
Other	3	13

	49	40

Non-current
Pension benefits (Note 3.l)	64	38
Suppliers guarantees on third parties claims	4	12
Other	—	1

	68	51

Total other liabilities	117	91

Movements in the pension benefits are as follows:

	As of December 31,
	2013	2012
At the beginning of the year	38	23
Service cost (*)	5	5
Interest cost (*)	12	10
Payments	(1)	—
Actuarial loss (**)	10	—

At the end of the year	64	38

(*)	Included in Employee benefit expenses and severance payments.
(**)	Included in Other comprehensive income.

Note 17 – Provisions

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

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2013, the Company has established provisions in an aggregate amount of $1,342 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,257 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2013, these restricted funds totaled $63 (included under Other receivables, net item line in the consolidated statement of financial position).

TELECOM ARGENTINA S.A.

Provisions consist of the following:

	Balances	Additions		Reclassifications	Uses		Balances as of December 31, 2012	Additions (recoveries)		Reclassifications	Uses		Balances
	as of December 31, 2011	Capital	Interest (i)		Debt recognition	Payments		Capital	Interest (i)		Debt recognition	Payments	as of December 31, 2013
Current
Provision for civil and commercial proceedings	16	—	—	24	—	(7)	33	—	—	120	—	(20)	133
Provision for labor claims	128	—	—	54	(57)	(93)	32	—	—	54	—	(42)	44
Restructuring	—	(ii) 54	—	—	—	—	54	(ii) (8)	—	—	(46)	—	—
Provision for regulatory, tax and other matters claims	29	—	—	31	(24)	(21)	15	—	—	67	—	(35)	47

Total current provisions	173	54	—	109	(81)	(121)	134	(8)	—	241	(46)	(97)	224

Non-current
Provision for civil and commercial proceedings	117	33	19	(24)	—	—	145	95	19	(120)	—	—	139
Provision for labor claims	220	60	39	(54)	(10)	—	255	31	31	(54)	—	—	263
Provision for regulatory, tax and other matters claims	384	60	19	(31)	—	—	432	144	16	(67)	—	—	525
Asset retirement obligations	61	9	5	—	—	—	75	22	9	—	—	—	106

Total non-current provisions	782	(iii) 162	82	(109)	(10)	—	907	(iv) 292	75	(241)	—	—	1,033

Total provisions	955	216	82	—	(91)	(121)	1,041	284	75	—	(46)	(97)	1,257

(i)	Charged to finance costs, interest on provision item line.
(ii)	Charged to restructuring costs
(iii)	Charged 153 to Provisions, 8 to PP&E (CAPEX) and 1 to currency translation adjustments.
(iv)	Charged 270 to Provisions, 21 to PP&E (CAPEX) and 1 to currency translation adjustment.

Restructuring Plan

In the last quarter of 2012 the Company’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplated the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involved the dismissal of about 90 members of middle and upper management with a total cost of $82. The restructuring plan finished in June 2013.

Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•	Profit sharing bonds

Different legal actions were brought, mainly by former employees of the Company against the National Government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica and the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional. As a result, in the opinion of the legal counsel of the Company, there is an increased probability that the Company has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, expiration criteria of the statute of limitations, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts. However, in connection with the claims brought by employees and former employees that were not part of the Share Ownership Plan (or SOP) at the time of ENTel privatization, the jurisprudence has rejected the claims.

As of December 31, 2013, the Company’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background as of the date of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Additionally, on June 3, 2013 Telecom Argentina has been notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bond (hereinafter “the bond”) for future periods and for periods for which the statute of limitations is not expired. In order that this claim will be sustained, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

The Company, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bond issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

This collective lawsuit is for an unspecified amount. However, the plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. On the other hand, the lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impacts for Telecom Argentina.

In June 2013, the Company filed its answer to the claim, arguing that the labor courts lack jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction claim, established a statute of limitations of ten years applicable to the case and deferred ruling on the defenses of res judicata, lis pendens and on the third party complaint until after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 the mentioned hearing took place and the intervening court ordered, amount other, to differ the defense of prescription filed by the Company to the moment of sentencing. At the same time the court ordered to the plaintiff to accompany the sufficient mandates of employees included in the claim; meanwhile the trial proceedings will be suspended. The plaintiff appealed the decision and the judge deferred this resource to the time of sentencing.

As of the date of issuance of these financial statements, is pending the appeal of incompetence raised by the Company, once the documentation requested by the court to the plaintiffs was resolved.

•	Argentine Supreme Court Ruling on “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case, “Domínguez c/ Telefónica de Argentina S.A.”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

At the date of issuance of these financial statements, there is no assurance as to how such similar case may be resolved, either by a new ruling at the lower court or by any further appeal.

If the expiration of the statute of limitation should not be computed as from the date of issuance of Decree No. 395/92 as of result of future new jurisprudential interpretation, the estimated increase in Telecom Argentina provisions could range between P$30 million and P$35 million.

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

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2013, the Management of the Company, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

Possible Contingencies

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

TELECOM ARGENTINA S.A.

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

As of the date of issuance of these financial statements, these judicial claims are in discovery phase.

•	Lawsuit against Personal on changes in services prices

In June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008 - May 2011. The remedy requested in the lawsuit is that certain clients –those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal was evaluating the possible amounts involved. Although the lawsuit amount is uncertain, as a consequence of an internal review of Personal’s financial statements the possible amount related to the lawsuit succeed could be calculated and amounts to $3 of capital. The Management of Personal considered that it had adequately disclosed and given publicity of the changes in contractual conditions, and therefore believed that this complaint should not be successful.

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

Remote Contingencies

The Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Company Directors and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, not any provision has been constituted related to the resolution of these issues

Note 18 – Commitments

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $5,357 as of December 31, 2013 (of which $2,105 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) and the commitments described in Note 27 b).

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70- fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, Management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

TELECOM ARGENTINA S.A.

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

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

•	engages Publicom to publish Telecom Argentina’s directories (“white pages”) for a 5-year period, which was extended annually until 2014;

•	engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

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

(d) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay. The total investment was approximately of $17, of which $12 were subsidized by CONATEL.

As of the date of these financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $11 related to this bidding.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 of which $5 were subsidized by the CONATEL. As of the date of these financial statements, the work is finished. The CONATEL has disbursed approximately $4 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2013 amounted to $15 and were included under “Deferred revenues” item line, corresponding $3 and $11 to current and non-current deferred revenues, respectively, having accrued gains for $1 since fiscal year 2011.

Note 19 – Equity

Equity includes:

	As of December 31,
	2013	2012
Equity attributable to Telecom Argentina (Controlling Company)	11,783	9,959
Equity attributable to non-controlling interest(ABC Telecomunicaciones S.A. – Note 1.a)	268	199

Total equity (*)	12,051	10,158

(*)	Additional information is given in the consolidated statements of changes in equity.

TELECOM ARGENTINA S.A.

(a) Capital information

The capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value and entitled to one vote per share. The capital stock is fully integrated and registered with the Public Registry of Commerce.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Telecom Argentina’s breakdown of capital stock as of December 31, 2013 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	—	502,034,299
Class “B”	466,857,868	15,221,373	482,079,241
Class “C”	267,438	—	267,438

Total	969,159,605	15,221,373	984,380,978

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

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,325,836 Class “C” shares have already been converted into Class “B” shares in 7 tranches. As of the date of issuance of these consolidated financial statements, 267,438 Class “C” shares are still pending to be converted into Class “B” shares.

(c) New Capital Market Act - Law No. 26,831

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

TELECOM ARGENTINA S.A.

(d) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial use, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved the following terms and conditions of the Company’s Treasury Shares Acquisition Process in the market in Argentine pesos so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency:

•	Maximum amount to be invested: $1,200.

•	Maximum amount of shares subject to the acquisition: the amount of Class “B” ordinary shares of the Company, $1 argentine peso of nominal value and with one vote each, that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the capital stock.

•	Price to be paid by share: between a minimum of $1 argentine peso and a maximum of $32.50 argentine pesos by share. The maximum price to be paid by share may be modified by the Company’s Board of Directors.

•	Deadline for the acquisitions: until April 30, 2014.

The Company’s Board of Directors, on its meeting held on August 29, 2013, modified the terms and conditions only regards the “price to be paid by share”, which resulted to be between a minimum of $1 argentine peso and a maximum of $40 argentine pesos per share.

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of December 31, 2013 the following treasury shares were acquired:

Acquisition month	Treasury shares acquired (a)	Total cost (in millions)	Average cost per share in argentine pesos (b)
May 2013	105,800	3	$26.49
June 2013	3,167,382	80	$25.29
July 2013	3,013,883	75	$24.99
August 2013	1,361,547	40	$29.24
September 2013	3,135,542	112	$35.56
October 2013	3,587,756	121	$33.62
November 2013	849,463	30	$36.29

Total	15,221,373	461	$30.29

(a)	Every share acquired was an ordinary Class “B” share, $1 argentine peso of nominal value.
(b)	Includes commissions and duties necessary for the acquisition of the shares.

The accounting treatment of the above described transactions is disclosed in Note 3 s) to these consolidated financial statements.

According to the offer made in November 7, 2013 by the Fintech Group for the acquisition of controlling interest of Telecom Italia Group in Telecom Argentina (see Note 27.a) to the consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and considered appropriate to request the opinion of the CNV on the scope of the new provisions in the rules of that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the process acquisition of treasury shares of the Company in the market. As of the date of issuance of these financial statements, the Company is awaiting the response of the CNV. So, the last acquisition made by the Company was on November 5, 2013.

Note 20 – Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2013 and 2012, in accordance with the categories established by IFRS 9, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

TELECOM ARGENTINA S.A.

		Fair value
As of December 31, 2013	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	4,297	927	—	5,224
Investments	365	1	—	366
Trade receivables, net	3,007	—	—	3,007
Other receivables, net (2)	202	42	—	244

Total	7,871	970	—	8,841

Liabilities
Trade payables	6,131	—	—	6,131
Loans	235	—	—	235
Salaries and social security payables	859	—	—	859
Other liabilities (2)	53	—	—	53

Total	7,278	—	—	7,278

		Fair value
As of December 31, 2012	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,756	404	—	3,160
Investments	632	1	—	633
Trade receivables, net	2,204	—	—	2,204
Other receivables, net (2)	112	—	—	112

Total	5,704	405	—	6,109

Liabilities
Trade payables	3,679	—	—	3,679
Loans	144	—	—	144
Salaries and social security payables	763	—	—	763
Other liabilities (2)	53	—	—	53

Total	4,639	—	—	4,639

(1)	Includes 348 and 132 as of December 31, 2013 and 2012, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.
(2)	Only includes financial assets and liabilities according to the scope of IFRS 7

Gains and losses by category – Year 2013

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	1,276	764
Financial liabilities at amortized cost	(813)	(44)
Financial assets at fair value through profit or loss (a)	140	—

Total	603	720

(a)	Includes 85 corresponding to mutual and 55 corresponding to non deliverable forwards.

Gains and losses by category – Year 2012

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	554	391
Financial liabilities at amortized cost	(257)	(49)
Financial assets at fair value through profit or loss	16	—
Financial liabilities at fair value through profit or loss	(2)	—

Total	311	342

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

TELECOM ARGENTINA S.A.

Financial assets and liabilities recognized at fair value as of December 31, 2013 and 2012, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The Group had mutual funds amounting to $927 and $404 as of December 31, 2013 and 2012, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

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

During 2013 and 2012 there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2013 and 2012 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits (included in Cash and cash equivalents and Investments)

The Telecom Group considers as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

Investments

Investments in Government bonds and Argentine companies’ notes valued at amortized cost with its fair value at December 31, 2013 and 2012 are as follows:

	As of December 31, 2013		As of December 31, 2012
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds	221	313	—	—
Provincial government bonds in pesos	35	35	10	10
Provincial government bonds (dollar linked)	13	15	10	10
Argentine companies notes in pesos	31	31	21	20
Argentine companies notes (dollar linked)	65	71	49	50

Total	365	465	90	90

(*)	According to IFRS selling costs are not deducted.

For other investments (investments over 90 days maturity amounting $540 at December 31, 2012), the carrying amount approximates fair value.

Trade receivables, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted and are not significant.

Loans

As of December 31, 2013 and 2012, the fair value of the Company’s loans approximates its fair value and it was $235 and $144, respectively.

TELECOM ARGENTINA S.A.

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

Hedge accounting

In November 2013, a new chapter was introduced in IFRS 9 on Hedge Accounting replacing the provisions contained in IAS 39. This amendment represents a major review of hedge accounting, introducing significant improvements over the previous model, basically aligning accounting and risk management as well as related disclosures. The Telecom Group believes that a hedging relationship qualifies for hedge accounting if exist all of the following conditions in the rule:

a)	The hedging relationship consists only of eligible hedging instruments and hedged items;

b)	At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the Company for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio) and

c)	The hedging relationship satisfies the following requirements of hedge effectiveness:

(i) the economic relationship between the hedged item and the hedging instrument;

(ii) the effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and

(iii) the coverage ratio of the hedging relationship is the same as that provided by the amount of the hedged item that really covers the entity and the amount of the hedging instrument that the entity actually used to cover that amount of the hedged item.

-	During 2013

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during fiscal year 2013 (+33%), and due to the existence of commercial commitments denominated in US Dollars, during 2013 Personal entered into several NDF agreements to purchase a total amount of US$ 182 million maturing December 2013 and in the first quarter of 2014. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency. These NDF agreements were regarded as cash flows hedge, but these did not comply with the effectiveness requirements. As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately $55, which was recognized in “Financial results”. As of December 31, 2013, about $13 were collected and $42 were included in other receivables.

-	During 2012

During 2012, Telecom Argentina and Personal entered into several NDF agreements to purchase a total amount of US$ 20 million and US$ 26.3 million, respectively, maturing in September and December 2012 in order to hedge its exposure to US Dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flows hedge, but these did not comply with the effectiveness requirements. As of December 31, 2012, the changes in the fair value of these NDF resulted into a loss of approximately $1 for Telecom Argentina and $0.5 for Personal, which were recognized in “Financial results” and “Trade Payables”.

Also during 2012, Personal entered into several NDF agreements to purchase a total amount of US$ 6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flows hedge, but the effectiveness requirements are not complied.

As of December 31, 2012 all NDF contracts were cancelled.

-	Offsetting of financial assets and financial liabilities

On December, the IASB issued amendments to IFRS 7. These changes require the disclosure of information in order to assess the effects or the potential effects of offsetting agreements, including offsetting rights associated with the assets and liabilities recognized in the statement of financial position of the Telecom Group. These amendments are effective from January 1, 2013 and should be applied retrospectively.

TELECOM ARGENTINA S.A.

The information required by the amendment to NIIF 7 as of December 31, 2013 and 2012 is as follows:

	As of December 31, 2013
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)	Salaries and social security payables
Current and noncurrent assets (liabilities) - Gross value	4,697	281	(7,850)	(60)	(860)
Compensation	(1,690)	(37)	1,719	7	1
Current and noncurrent assets (liabilities) – Booked value	3,007	244	(6,131)	(53)	(859)

		As of December 31, 2012
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	3,197	118	(4,672)	(59)
Compensation	(993)	(6)	993	6
Current and noncurrent assets (liabilities) – Booked value	2,204	112	(3,679)	(53)

(1)	Includes financial assets and financial liabilities according to IFRS 7.

The Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with established in IAS 32. The main financial assets and liabilities offset correspond to TLRD, interconnection and Roaming with other national and foreign operators, being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly.

Note 21 – Revenues

The Company discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2013, 2012 and 2011, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2013	2012	2011
Fixed services lines (in thousands)	4,124	4,128	4,141
ADSL subscribers (in thousands)	1,707	1,629	1,550
Personal mobile services customers (in thousands)	20,088	18,975	18,193
Núcleo mobile services customers (in thousands)	2,420	2,301	2,149
Local Measured Service (million of minutes)	12,896	13,783	14,701
International Long distance telephony (million of minutes)	801	887	925
Minutes used – mobile service (in thousands of million)	22	22	21
Equipment and handsets sale – Personal (in thousands)	3,761	3,962	3,936
Equipment and handsets sale – Núcleo (in thousands)	106	70	53

Revenues and other income include:

	Years ended December 31,
Services	2013	2012	2011
Voice - Retail	2,656	2,475	2,357
Voice - Wholesale	786	739	747
Internet	2,521	1,993	1,553
Data	963	735	583

Total Fixed services	6,926	5,942	5,240

Voice - Retail	4,773	4,461	4,001
Voice - Wholesale	1,930	1,838	1,726
Internet	2,088	1,248	774
Data	7,212	5,765	4,482

Total Personal mobile services	16,003	13,312	10,983

Voice - Retail	388	329	286
Voice - Wholesale	112	85	67
Internet	270	154	84
Data	313	267	251

Total Núcleo mobile services	1,083	835	688

Total services revenues (a)	24,012	20,089	16,911

Equipment
Fixed services - excluding network construction contracts	61	81	64
Fixed services - network construction contracts	19	—	25
Mobile services – Personal	3,126	1,915	1,472
Mobiles services – Núcleo	69	32	26

Total equipment revenues (b)	3,275	2,028	1,587

Total revenues (a)+(b)	27,287	22,117	18,498

TELECOM ARGENTINA S.A.

	Years ended December 31,
Other income	2013	2012	2011
Fixed services (i)	33	75	20
Mobile services – Personal	24	4	10
Mobile services – Núcleo	6	—	—

Total other income (c)	63	79	30

Total revenues and other income (a)+(b)+(c)	27,350	22,196	18,528

(i)	Includes 6 and 57 of supplier’s indemnities as of December 31, 2013 and 2012, respectively.

Service revenues by type of service (regardless of the segment which originate them) is:

	Years ended December 31,
	2013	%	2012	%	2011	%
Voice - Retail	7,817	32	7,265	36	6,644	39
Voice - Wholesale	2,828	12	2,662	13	2,540	15
Total Voice	10,645	44	9,927	49	9,184	54
Internet	4,879	20	3,395	17	2,411	14
Data	8,488	36	6,767	34	5,316	32
Total services revenues	24,012	100	20,089	100	16,911	100

Note 22 – Operating expenses

Operating expenses disclosed by nature of expense amounted to $22,832, $18,230 and $14,671 for the years ended December 31, 2013, 2012 and 2011, respectively.

The main components of the operating expenses are the following:

Employee benefit expenses and severance payments

	Years ended December 31,
	2013	2012	2011
Salaries	(3,010)	(2,390)	(1,870)
Social security expenses	(914)	(713)	(539)
Severance indemnities and termination benefits	(149)	(106)	(153)
Other employee benefits	(79)	(60)	(47)

	(4,152)	(3,269)	(2,609)

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2013	2012	2011
Fixed telephony interconnection costs	(237)	(217)	(216)
Cost of international outbound calls	(133)	(135)	(150)
Lease of circuits and use of public network	(208)	(164)	(133)
Mobile services - charges for roaming	(425)	(366)	(245)
Mobile services - charges for TLRD	(826)	(825)	(753)

	(1,829)	(1,707)	(1,497)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2013	2012	2011
Maintenance of hardware and software	(337)	(297)	(238)
Technical maintenance	(486)	(373)	(327)
Service connection fees for fixed lines and Internet lines	(193)	(130)	(116)
Service connection fees capitalized as SAC (Note 3 i)	6	11	11
Service connection fees capitalized as Intangible assets (Note 3 i)	30	21	22
Other maintenance costs	(260)	(203)	(185)
Obsolescence of inventories – Mobile services Personal	(109)	(12)	(17)
Call center fees	(763)	(665)	(492)
Other fees for services	(501)	(447)	(365)
Directors and Supervisory Committee’s fees	(28)	(14)	(12)

	(2,641)	(2,109)	(1,719)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2013	2012	2011
Turnover tax	(1,458)	(1,045)	(823)
Taxes with the Regulatory Authority	(637)	(517)	(425)
Tax on deposits to and withdrawals from bank accounts	(258)	(216)	(166)
Municipal taxes	(175)	(128)	(100)
Other taxes	(161)	(112)	(81)

	(2,689)	(2,018)	(1,595)

TELECOM ARGENTINA S.A.

Commissions

	Years ended December 31,
	2013	2012	2011
Agent commissions	(1,641)	(1,365)	(1,014)
Agent commissions capitalized as SAC (Note 3.i)	551	314	248
Distribution of prepaid cards commissions	(593)	(509)	(449)
Collection commissions	(434)	(317)	(230)
Other commissions	(86)	(72)	(70)

	(2,203)	(1,949)	(1,515)

Cost of equipment and handsets

	Years ended December 31,
	2013	2012	2011
Inventories at the beginning of the year	(641)	(555)	(475)
Plus:
Equipment acquisitions	(3,628)	(2,625)	(2,223)
SAC deferred costs (Note 3.i)	255	463	470
Currency translation effect	—	(2)	(1)
Decreases net of allowance of obsolescence	9	6	21
Handsets lent to customers at no cost - Núcleo	17	15	6
Decreases not charged to material cost	20	14	7
Less:
Inventories as of December 31	857	641	555

Cost of equipment and handsets (i)	(3,111)	(2,043)	(1,640)

(i)	Includes 16 and 14 related to equipment construction contracts costs as of December 31, 2013 and 2011. No costs were recorded for this concept as of December 31, 2012.

Advertising

	Years ended December 31,
	2013	2012	2011
Media advertising	(370)	(378)	(366)
Fairs and exhibitions	(139)	(142)	(120)
Other advertising costs	(147)	(140)	(113)

	(656)	(660)	(599)

Cost of VAS

	Years ended December 31,
	2013	2012	2011
Cost of mobile value added services	(697)	(317)	(177)
Cost of fixed value added services	(11)	(9)	(5)

	(708)	(326)	(182)

Recovery of restructuring costs/(restructuring costs)

	Years ended December 31,
	2013	2012	2011
Dismissals indemnities (ii)	8	(90)	—

	8	(90)	—

(ii)	As of December 31, 2012 includes (54) charged to provisions related to the pending restructuring plan. As of December 31, 2013, includes 8 corresponding to the recovery of the provision related to the Restructuring Plan finished in June 2013.

Other operating expenses

	Years ended December 31,
	2013	2012	2011
Transportation, freight and travel expenses	(451)	(364)	(301)
Delivery costs capitalized as SAC	39	33	17
Rental expense	(295)	(214)	(170)
Energy, water and others	(324)	(294)	(154)
International and satellite connectivity	(136)	(124)	(109)
Other	(85)	(64)	(68)

	(1,252)	(1,027)	(785)

D&A

	Years ended December 31,
	2013	2012	2011
Depreciation of PP&E	(1,983)	(1,792)	(1,538)
Amortization of SAC and service connection costs	(867)	(797)	(602)
Amortization of other intangible assets	(23)	(23)	(18)

	(2,873)	(2,612)	(2,158)

TELECOM ARGENTINA S.A.

Gain on disposal of PP&E and impairment of PP&E

	Years ended December 31,
	2013	2012	2011
Gain on disposal of PP&E	14	8	22
Impairment of PP&E (iii)	(187)	—	—

	(173)	8	22

(iii)	Includes 65 corresponding to the impairment of commercial systems of Personal and 122 corresponding to the impairment of PP&E (PP&E, construction in progress and materials) of Telecom Argentina as of December 31, 2013.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2013	2012	2011
Operating costs	(13,700)	(10,731)	(9,107)
Administration costs	(1,072)	(862)	(695)
Commercialization costs	(7,617)	(6,492)	(4,666)
Other expenses – provisions	(270)	(153)	(225)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	22

	(22,832)	(18,230)	(14,671)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2013, 2012 and 2011 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2011	214	409	90	713
2012	262	415	77	754
2013	372	524	71	967

Further information is provided in Note 3 j) to these consolidated financial statements.

Note 23 – Operating income

	Years ended December 31,
	2013	2012	2011
Operating income from services and other income
Revenues and other income	24,075	20,168	16,941
Operating expenses	(16,675)	(13,583)	(10,895)

Operating income before D&A (a)	7,400	6,585	6,046
D&A	(2,873)	(2,612)	(2,158)
Gain on disposal and impairment of PP&E	(173)	8	22

Operating income from services and other income	4,354	3,981	3,910

Operating income (loss) from equipment sales
Revenues	3,275	2,028	1,587
Cost of equipments and handsets	(3,111)	(2,043)	(1,640)

Operating income (loss) before D&A from equipment sales (b)	164	(15)	(53)

Total operating income	4,518	3,966	3,857

Consolidated operating income
Operating income before D&A (a)+(b)	7,564	6,570	5,993
D&A	(2,873)	(2,612)	(2,158)
Gain on disposal and impairment of PP&E	(173)	8	22

Total operating income	4,518	3,966	3,857

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2013	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	6,959	17,116	24,075
Intersegment revenues	1,258	124	1,382
Third party operating expenses	(6,352)	(10,323)	(16,675)
Intersegment operating expenses	(124)	(1,258)	(1,382)

Operating income before D&A from services and other income (1)	1,741	5,659	7,400

Equipments revenues
Third party revenues	80	3,195	3,275
Third party operating expenses	(74)	(3,037)	(3,111)

Operating income before D&A from equipments revenues (2)	6	158	164

Total operating income before D&A (3)=(1)+(2)	1,747	5,817	7,564

D&A (4)	(1,019)	(1,854)	(2,873)
Gain on disposal and impairment of PP&E (5)	(106)	(67)	(173)

Operating income (6)=(3)-(4)+(5)	622	3,896	4,518

Net effect of the intersegment eliminations (7)	(1,134)	1,134	—
Net segment contribution to the Operating income before D&A (8)=(3)+(7)	613	6,951	7,564
Net segment contribution to the Operating income (9)=(6)+(7)	(512)	5,030	4,518

TELECOM ARGENTINA S.A.

Year ended December 31, 2012	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	6,017	14,151	20,168
Intersegment revenues	1,047	129	1,176
Third party operating expenses	(5,327)	(8,256)	(13,583)
Intersegment operating expenses	(129)	(1,047)	(1,176)

Operating income before D&A from services and other income (1)	1,608	4,977	6,585

Equipments revenues
Third party revenues	81	1,947	2,028
Third party operating expenses	(44)	(1,999)	(2,043)

Operating income (loss) before D&A from equipments revenues (2)	37	(52)	(15)

Total operating income before D&A (3)=(1)+(2)	1,645	4,925	6,570

D&A (4)	(929)	(1,683)	(2,612)
Gain on disposal of PP&E (5)	7	1	8

Operating income (6)=(3)-(4)+(5)	723	3,243	3,966

Net effect of the intersegment eliminations (7)	(918)	918	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	727	5,843	6,570
Net segment contribution to the Operating income (9)=(6)+(7)	(195)	4,161	3,966

Year ended December 31, 2011	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	5,260	11,681	16,941
Intersegment revenues	885	97	982
Third party operating expenses	(4,458)	(6.437)	(10,895)
Intersegment operating expenses	(97)	(885)	(982)

Operating income before D&A from services and other income (1)	1,590	4,456	6,046

Equipments revenues
Third party revenues	89	1,498	1,587
Third party operating expenses	(59)	(1,581)	(1,640)

Operating income (loss) before D&A from equipments revenues (2)	30	(83)	(53)

Total operating income before D&A (3)=(1)+(2)	1,620	4,373	5,993

D&A (4)	(818)	(1,340)	(2,158)
Gain on disposal of PP&E (5)	20	2	22

Operating income (6)=(3)-(4)+(5)	822	3,035	3,857

Net effect of the intersegment eliminations (7)	(788)	788	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	832	5,161	5,993
Net segment contribution to the Operating income (9)=(6)+(7)	34	3,823	3,857

Note 24 – Finance income and expenses

	Years ended December 31,
	2013	2012	2011
Interest on cash equivalents	614	291	170
Gains on investments (Argentine companies notes and governments bonds)	39	3	—
Interest on receivables	124	89	67
Gains on Mutual Funds	85	16	8
Foreign currency exchange gains	489	161	69
Interest on related parties (Nota 27.b)	5	—	—
Gain on NDF (Note 20)	55	—	—
Other	5	10	2

Total finance income	1,416	570	316

Interest on loans - Núcleo	(17)	(13)	(16)
Interest on salaries and social security payable, other taxes payables and accounts payable	(19)	(16)	(13)
Interest on provisions (Note 17)	(75)	(82)	(116)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(8)	(19)	(4)
Foreign currency exchange losses (*)	(768)	(207)	(84)
Loss on NDF (Note 20)	—	(1)	(1)
Other	(1)	(3)	(2)

Total finance expenses	(888)	(341)	(236)

Total finance income, net	528	229	80

(*)	Include 151 of foreign currency exchange losses generated by government bonds as of December 31, 2013.

TELECOM ARGENTINA S.A.

Note 25 – Earnings per share

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

For financial years 2012 and 2011, the weighted average of shares outstanding totaled 984,380,978 shares, coincident with total shares subscribed. For financial year ended December 31, 2013 the weighted average number of shares outstanding decrease to 978.939.079 shares, due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 19 d) to these consolidated financial statements

Note 26 – Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed.

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition of guidelines for directing operations;

•	the activity of the Board of Directors and Management which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

•	Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2013 the Telecom Group had no outstanding floating rate borrowings. Therefore, the Telecom Group is not currently exposed to significant fluctuations in the cash flows of its debt obligations.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and adjustable by variable interest rates.

As of December 31, 2013 and 2012, Telecom Argentina and Personal have no financial debt outstanding during the fiscal years ended to those dates and to their closing date. However, both companies and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Núcleo’s financial debt is denominated in guaraníes, its functional currency and accrued interests at fixed rates.

TELECOM ARGENTINA S.A.

Additionally the Telecom Group has cash and cash equivalents and investments denominated in USD and euros (approximately 29% of total cash and cash equivalents and investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Telecom Group has entered into several NDF contracts in US Dollar and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked), and mutual funds whose main underlying asset is also dollar linked. They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial commitments in foreign currency. Dollar linked investments, dollar linked mutual funds and NDFs in dollars represent approximately 11% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2013.

The following table shows a breakdown of Telecom Argentina’s net assessed financial position exposure to currency risk as of December 31, 2013 and 2012.

12.31.13
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	315	6.481	2,038
G	114,349	0.002	160
EURO	1	8.939	13

Total assets			2,211

Liabilities
US$	(500)	6.521	(3,262)
G	(281,392)	0.002	(396)
EURO	(17)	9.011	(153)

Total liabilities			(3,811)

Net liabilities			(1,600)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2013, entered into several NDF contracts to purchase a total amount of US$138 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $78 as of December 31, 2013 (See Note 20 – Financial Instruments) and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $300 as of December 31, 2013. The portion of the net liability position in foreign currency not covered by these instruments amounted to $328 as of December 31, 2013.

12.31.12
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	219	4.878	1,056
G	84,896	0.001	131
EURO	10	6.439	68
SDR	3	7.411	23

Total assets			1,278

Liabilities
US$	(361)	4.918	(1,742)
G	(203,687)	0.001	(267)
EURO	(20)	6.504	(131)
SDR	—	7.558	(1)

Total liabilities			(2,141)

Net liabilities			(863)

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2012, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by 59 (See Note 20 – Financial Instruments). The portion of the net liability position in foreign currency not covered by these instruments amounted to $804 as of December 31, 2012.

TELECOM ARGENTINA S.A.

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

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2013, which is a net liability position of $1,600 equivalent to US$ 245 million, Management estimates that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $24 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $328 equivalent to US$ 50 million, and a variation of the exchange rate of $ 0.10 as described in the previous paragraph, would generate a variation of $5 in the consolidated financial position in foreign currency.

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

Interest rate risk – Sensitivity analysis

As of December 31, 2013 and 2012, the Company had no outstanding floating rate borrowings neither during fiscal years ended in those dates. Therefore, the Telecom Group is not currently exposed to significant cash flow risk in this connection.

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

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	972	—	972
Total not due	5,224	366	2,035	238	7,863

Total as of December 31, 2013	5,224	366	3,007	238	8,835

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $972 as of December 31, 2013 ($767 as of December 31, 2012).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Telecom Group evaluates the outstanding credit of the counterparty and the levels of investment, based, amount others, on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

•	Liquidity risk

Liquidity risk represents the risk that the Telecom Group has no funds to meet its obligations of any nature (financial, labor, commercial).

TELECOM ARGENTINA S.A.

The Telecom Group manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Telecom Group maintains a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Telecom Group has consolidated cash and cash equivalents amounting to $5,224 (equivalent to US$ 806 million) as of December 31, 2013 (in 2012, $3,160 equivalent to US$ 734).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date.

The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 123	—	—	—	123
First quarter 2014	5,969	12	450	15	6,446
Second quarter 2014	38	4	159	20	221
Third quarter 2014	—	11	114	1	126
Fourth quarter 2014	—	4	20	13	37
January 2015 thru December 2015	—	44	2	2	48
January 2016 thru December 2016	1	69	53	2	125
January 2017 and thereafter	—	159	33	—	192

	6,131	303	831	53	7,318

(*)	As of the date of issuance of these consolidated financial statements, $55 were paid.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

The Telecom Group does not have to comply with regulatory capital adequacy requirements.

Note 27 –Related party balances and transactions

(a) Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor – Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Art. 33 of Law No. 19,550. As of December 31, 2013, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 19.d) – Acquisition of Treasury Shares, as of December 31, 2013, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of December 31, 2013 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s shares belong to Telecom Italia S.p.A, (32.5%), to Telecom Italia International N.V. (35.5%), (Telecom Italia S.p.A. y Telecom Italia International N.V., jointly, the “Telecom Italia Group”) and to W de Argentina - Inversiones S.L. (32%).

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

The economic rights of Telecom Italia Group in Telecom Argentina amounted to 19.30% as of December 31, 2013.

TELECOM ARGENTINA S.A.

On November 14, 2013, the Telecom Italia Group and Tierra Argentea announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina owned through its subsidiaries Sofora, Nortel and Tierra Argentea.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina Class B shares representing 1.58% of the capital stock of such company and Nortel ADRs representing 8% of the total Nortel Preferred Class “B” Shares.

The closing of the sale of the shares held by the Telecom Italia Group in Sofora is conditional upon obtaining certain required regulatory approvals.

More information is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A) of the SEC in www.sec.gov.

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

The Telecom Group has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them.

The following is a summary of the balances and transactions with related parties as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, respectively:

		As of December 31,
	Type of related party	2013	2012
CURRENT ASSETS
Investments
Nortel	Direct parent Company	—	2

Total cash and cash equivalents		—	2

Trade receivables, net
Telecom Italia Sparkle S.p.A. (a)	Other related party	1	9
Telecom Italia S.p.A. (a)	Parent company	—	1
Latin American Nautilus Argentina S.A. (a)	Other related party	1	1

Total trade receivables, net		2	11

Other receivables, net
Latin American Nautilus Ltd. (a) (d)	Other related party	76	—
Caja de Seguros S.A. (a) (b)	Other related party	27	21

Total other receivables, net		103	21

NON CURRENT ASSETS
Other receivables, net
Latin American Nautilus Ltd. (a) (b)	Other related party	88	—

Total other receivables, net		88	—

CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	176	97
Latin American Nautilus Ltd. (a)	Other related party	3	30
Telecom Italia S.p.A. (a)	Parent company	12	22
Telecom Italia Sparkle S.p.A. (a)	Other related party	9	10
Latin American Nautilus USA Inc. (a)	Other related party	2	2
Latin American Nautilus Argentina S.A. (a)	Other related party	—	1
TIM Participacoes S.A. (a)	Other related party	1	2
Caja de Seguros S.A. (a) (b)	Other related party	38	23
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	6	5

Total trade payables		247	192

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2013	2012	2011
Caja de Seguros S.A. (a) (b)	Recovery of insurance	Other related party	231	148	57
Standard Bank (b) (c)	Equipment and handsets	Other related party	—	24	22
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	Other related party	17	12	19
TIM Participacoes S.A. (a)	Roaming	Other related party	13	13	10
Telecom Italia S.p.A. (a)	Roaming	Parent company	3	3	2
Latin American Nautilus Argentina S.A. (a)	International inbound calls and roaming	Other related party	2	3	1

Total services rendered			266	203	111

TELECOM ARGENTINA S.A.

	Transaction		Years ended December 31,
Services received	description	Type of related party	2013	2012	2011
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security - Insurance	Other related party	(47)	(36)	(26)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(18)	(14)	(11)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance	Other related party	(9)	(6)	(4)
Latin American Nautilus Ltd. (a).	International inbound calls and data	Other related party	(104)	(101)	(84)
Italtel Group (a)	Maintenance, materials and supplies	Other related party	(65)	(75)	(55)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and others	Other related party	(31)	(29)	(32)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Parent company	(23)	(28)	(30)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(7)	(3)	(9)
TIM Participacoes S.A. (a)	Roaming	Other related party	(13)	(12)	(7)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(9)	(8)	(6)

Total services received			(326)	(312)	(264)

	Transaction		Years ended December 31,
	description	Type of related party	2013	2012	2011
Finance income
Nortel	Interest	Direct parent Company	5	—	—
Standard Bank (b) (c)	Interest	Other related party	—	5	4

Total finance increase			5	5	4

		Years ended December 31,
	Type of related party	2013	2012	2011
Purchases of PP&E and intangible assets
Italtel Group (a)	Other related party	153	69	66
Telecom Italia S.p.A. (a)	Parent company	—	4	—

Total purchases of PP&E and intangible assets		153	73	66

		As of December 31,
	Type of related party	2013	2012
Commitments	Other related parties	363	384

		363	384

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina - Inversiones S.L.
(c)	This entity is no longer related party as from November 2012.
(d)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. The Company paid approximately $267.6 on February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(c) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $70, $52 and $58 for the years ended December 31, 2013, 2012 and 2011, respectively, and were recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2013	2012	2011
Salaries (1)	34	22	19
Variable compensation (1) (2)	21	18	25
Social security contributions (2)	12	10	12
Termination benefits	3	2	2

	70	52	58

(1)	Gross compensation. Social security and income tax retentions are in charge of the employee.
(2)	During year 2013, was recorded an adjustment on the variable compensation of Key Managers of the Telecom Group and its social security contributions for an amount of 1 and 4 as of December 31, 2012 and 2011, respectively.

As of December 31, 2013, 2012 and 2011, respectively, an amount of $25, $20 and $32 remained unpaid.

The estimated compensation of the members of the Telecom Argentina’s Board of Directors for fiscal year 2013 is approximately of $13. The compensation for the members of the Telecom Argentina’s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2012 and 2011 were approximately of $9 and $7, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

TELECOM ARGENTINA S.A.

Note 28 – Segment information

The Telecom Group conducts its business through six legal entities each one has been identified as an operating segment.

The Company has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Since fiscal year 2012, the Company’s Management has changed the calculating method of the “Operating income before D&A” by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from this fiscal year are shown below “Operating income before D&A”, as part of “Operating income”. According to this, comparative figures for the year ended December 31, 2011 have been adapted in the consolidated income statements.

Segment financial information for the years 2013, 2012 and 2011 was as follows:

For the year ended December 31, 2013

☐	Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	8,297	19,269	1,166	20,435	(1,382)	27,350
Employee benefit expenses and severance payments	(2,991)	(1,077)	(84)	(1,161)	—	(4,152)
Interconnection costs and other telecommunication charges	(525)	(2,148)	(171)	(2,319)	1,015	(1,829)
Fees for services, maintenance, materials and supplies	(1,126)	(1,634)	(101)	(1,735)	220	(2,641)
Taxes and fees with the Regulatory Authority	(578)	(2,076)	(35)	(2,111)	—	(2,689)
Commissions	(177)	(1,970)	(112)	(2,082)	56	(2,203)
Cost of equipments and handsets	(74)	(2,956)	(81)	(3,037)	—	(3,111)
Advertising	(159)	(442)	(55)	(497)	—	(656)
Cost of VAS	(11)	(663)	(34)	(697)	—	(708)
Provisions	(169)	(101)	—	(101)	—	(270)
Bad debt expenses	(58)	(214)	(11)	(225)	—	(283)
Recovery of restructuring costs / restructuring costs	8	—	—	—	—	8
Other operating expenses	(690)	(598)	(55)	(653)	91	(1,252)

Operating income before D&A	1,747	5,390	427	5,817	—	7,564
Depreciation of PP&E	(905)	(888)	(190)	(1,078)	—	(1,983)
Amortization of intangible assets	(114)	(740)	(36)	(776)	—	(890)
Gain on disposal of PP&E and impairment of PP&E	(106)	(68)	1	(67)	—	(173)

Operating income	622	3,694	202	3,896	—	4,518
Financial results, net	213	334	(19)	315	—	528

Income before income tax expense	835	4,028	183	4,211	—	5,046
Income tax expense, net	(297)	(1,472)	(23)	(1,495)	—	(1,792)

Net income	538	2,556	160	2,716	—	3,254

Net income attributable to Telecom Argentina (Controlling Company)						3,202
Net income attributable to non-controlling interest						52

						3,254

(1)
Service revenues	6,926	16,003	1,083	17,086	—	24,012
Equipment sales	80	3,126	69	3,195	—	3,275
Other income	33	24	6	30	—	63

Subtotal third party revenues	7,039	19,153	1,158	20,311		27,350
Intersegment revenues	1,258	116	8	124	(1,382)	—

Total revenues and other income	8,297	19,269	1,166	20,435	(1,382)	27,350

☐ Balance sheet information

PP&E, net	6,557	3,604	1,065	4,669	—	11,226
Intangible assets, net	376	1,098	46	1,144	(1)	1,519
Capital expenditures on PP&E (a)	2,037	1,646	281	1,927	—	3,964
Capital expenditures on intangible assets (b)	118	723	46	769	—	887
Total capital expenditures (a)+ (b)	2,155	2,369	327	2,696	—	4,851
Total additions on PP&E and intangible assets	2,453	2,437	324	2,761	—	5,214
Net financial asset (debt)	1,669	3,896	(211)	3,685	—	5,354
☐ Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	26,118	25,937	12,233
Abroad	1,232	1,413	1,146

Total	27,350	27,350	13,379

TELECOM ARGENTINA S.A.

For the year ended December 31, 2012

☐	Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	7,145	15,354	873	16,227	(1,176)	22,196
Employee benefit expenses and severance payments	(2,380)	(825)	(64)	(889)	—	(3,269)
Interconnection costs and other telecommunication charges	(507)	(1,947)	(128)	(2,075)	875	(1,707)
Fees for services, maintenance, materials and supplies	(950)	(1,242)	(76)	(1,318)	159	(2,109)
Taxes and fees with the Regulatory Authority	(449)	(1,542)	(27)	(1,569)	—	(2,018)
Commissions	(169)	(1,745)	(92)	(1,837)	57	(1,949)
Cost of equipments and handsets	(44)	(1,964)	(35)	(1,999)	—	(2,043)
Advertising	(171)	(436)	(53)	(489)	—	(660)
Cost of VAS	(9)	(292)	(25)	(317)	—	(326)
Provisions	(89)	(65)	1	(64)	—	(153)
Bad debt expenses	(56)	(211)	(8)	(219)	—	(275)
Restructuring costs	(83)	(7)	—	(7)	—	(90)
Other operating expenses	(593)	(484)	(35)	(519)	85	(1,027)

Operating income before D&A	1,645	4,594	331	4,925	—	6.570
Depreciation of PP&E	(833)	(830)	(129)	(959)	—	(1,792)
Amortization of intangible assets	(96)	(696)	(28)	(724)	—	(820)
Gain on disposal of PP&E	7	1	—	1	—	8

Operating income	723	3,069	174	3,243	—	3,966
Financial results, net	52	186	(9)	177	—	229

Income before income tax expense	775	3,255	165	3,420	—	4,195
Income tax expense, net	(273)	(1.170)	(20)	(1.190)	—	(1,463)

Net income	502	2,085	145	2,230	—	2,732

Net income attributable to Telecom Argentina (Controlling Company)						2,685
Net income attributable to non-controlling interest						47

						2,732

(1)
Service revenues	5,942	13,312	835	14,147	—	20,089
Equipment sales	81	1,915	32	1,947	—	2,028
Other income	75	4	—	4	—	79

Subtotal third party revenues	6,098	15,231	867	16,098	—	22,196
Intersegment revenues	1,047	123	6	129	(1,176)	—

Total revenues and other income	7,145	15,354	873	16,227	(1,176)	22,196

☐ Balance sheet information

PP&E, net	5,399	2,851	785	3,636	—	9,035
Intangible assets, net	372	1,115	28	1,143	(1)	1,514
Capital expenditures on PP&E (a)	1,347	902	166	1,068	—	2,415
Capital expenditures on intangible assets (b)	83	733	27	760	(1)	842
Total capital expenditures (a)+ (b)	1,430	1,635	193	1,828	(1)	3,257
Total additions on PP&E and intangible assets	1,548	1,679	190	1,869	(1)	3,416
Net financial asset (debt)	1,454	2,295	(101)	2,194	—	3,648
☐ Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	21,286	21,030	9,991
Abroad	910	1,166	832

Total	22,196	22,196	10,823

TELECOM ARGENTINA S.A.

For the year ended December 31, 2011

☐	Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	6,234	12,558	718	13,276	(982)	18,528
Employee benefit expenses and severance payments	(1,949)	(605)	(55)	(660)	—	(2,609)
Interconnection costs and other telecommunication charges	(491)	(1,621)	(110)	(1,731)	725	(1,497)
Fees for services, maintenance, materials and supplies	(815)	(966)	(64)	(1,030)	126	(1,719)
Taxes and fees with the Regulatory Authority	(367)	(1,205)	(23)	(1,228)	—	(1,595)
Commissions	(139)	(1,353)	(84)	(1,437)	61	(1,515)
Cost of equipments and handsets	(59)	(1,568)	(13)	(1,581)	—	(1,640)
Advertising	(154)	(400)	(45)	(445)	—	(599)
Cost of VAS	(5)	(157)	(20)	(177)	—	(182)
Provisions	(164)	(61)	—	(61)	—	(225)
Bad debt expenses	(28)	(134)	(7)	(141)	—	(169)
Other operating expenses	(443)	(379)	(33)	(412)	70	(785)

Operating income before D&A	1,620	4,109	264	4,373	—	5,993
Depreciation of PP&E	(731)	(686)	(121)	(807)	—	(1,538)
Amortization of intangible assets	(87)	(504)	(29)	(533)	—	(620)
Gain on disposal of PP&E	20	2	—	2		22

Operating income	822	2,921	114	3,035	—	3,857
Financial results, net	(27)	118	(11)	107	—	80

Income before income tax expense	795	3,039	103	3,142	—	3,937
Income tax expense, net	(278)	(1,103)	(14)	(1,117)	—	(1,395)

Net income	517	1,936	89	2,025	—	2,542

Net income attributable to Telecom Argentina (Controlling Company)						2,513
Net income attributable to non-controlling interest						29

						2,542

(1)
Service revenues	5,240	10,983	688	11,671	—	16,911
Equipment sales	89	1,472	26	1,498	—	1,587
Other income	20	10	—	10	—	30

Subtotal third party revenues	5,349	12,465	714	13,179	—	18,528
Intersegment revenues	885	93	4	97	(982)	—

Total revenues and other income	6,234	12,558	718	13,276	(982)	18,528

☐ Balance sheet information

PP&E, net	4,886	2,740	621	3,361	—	8,247
Intangible assets, net	385	1,078	25	1,103	—	1,488
Capital expenditures on PP&E (a)	1,187	997	134	1,131	—	2,318
Capital expenditures on intangible assets (b)	176	661	37	698	—	874
Total capital expenditures (a)+ (b)	1,363	1,658	171	1,829	—	3,192
Total additions on PP&E and intangible assets	1,530	1,658	171	1,829	—	3,359
Net financial asset (debt)	833	1,969	(118)	1,851	—	2,684
☐ Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	17,769	17,488	9,208
Abroad	759	1,040	661

Total	18,528	18,528	9,869

TELECOM ARGENTINA S.A.

Note 29 – Sale of the Equity Interest in Springville

Description of the operation

In November 2013, Personal received a binding and irrevocable offer for the sale of its total equity interest in Springville, a company incorporated in Montevideo, República Oriental del Uruguay.

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

On February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned price, equivalent to $0.2. In addition, the agreement includes a series of declarations and guarantees standards for this type of operations made by Personal and the counterpart in respect to Springville, and made by Personal on itself, and others ones made by the buyers in respect to themselves.

Accounting treatment

In accordance with IFRS 5, investment in Springville was classified as “Asset available for sale” of December 31, 2013. This asset was valued at the lower amount between the booked value and the fair value less costs of sale.

The results were presented as results in discontinuation. Assets, liabilities, operating expenses and cash flows considered by Telecom Group accounts related to Springville, are not material, and in any case reach the minimum magnitude to be segregated in the statement of financial position, income statement, statement of comprehensive income or statement of cash flow of the Group.

Below are detailed assets, liabilities, net results and cash flows in discontinuation - net of eliminations- related to Springville.

Assets and liabilities - discontinued operations

As of December 31, 2013
(in thousands of pesos )
ASSETS
Current Assets
Cash and cash equivalents	3
Other receivables, net	433

Total current assets	436

Impairment of assets available for sale	(250)

TOTAL ASSETS – DISCONTINUED OPERATIONS	186

LIABILITIES
Current Liabilities
Trade payables	143
Other liabilities	57

Total current liabilities	200

TOTAL LIABILITIES – DISCONTINUED OPERATIONS	200

TELECOM ARGENTINA S.A.

Net results - discontinued operations

Income statements

	For the years ended December 31,
	(in thousands of pesos)
	2013	2012
Fees for services	(157)	(162)
Rental and maintenance expenses	(166)	(282)
Taxes	(3)	(19)
Energy, water and others	(15)	(43)
Other operating expenses	(14)	(19)

Operating losses before depreciation	(355)	(525)
Depreciation of PP&E	—	(98)

Operating losses	(355)	(623)
Finance income – Exchange differences	38	17
Finance expenses – Exchange differences	(17)	(6)

Losses before income tax expense	(334)	(612)
Income tax expense	(2)	(7)

Net losses for the year	(336)	(619)

Impairment of assets available for sale	(250)	—

Net losses – discontinued operations	(586)	(619)

Currency translation adjustments (non-taxable)	89	115

Total comprehensive income – discontinued operations	(497)	(504)

Cash Flows - discontinued operations

	For the years ended December 31,
	(in thousands of pesos)
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES

Total cash flows used by operating activities	(90)	(523)

NET FOREIGN EXCHANGE DIFFERENCES AND CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	16	89

DECREASE IN CASH AND CASH EQUIVALENTS	(74)	(434)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	77	511

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	77

Note 30 – Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Telecom Argentina
Fiscal year 2013:
March 31	6,064	1,799	1,115	135	813	802
June 30	6,649	1,825	945	79	662	652
September 30	7,114	1,930	1,203	163	886	870
December 31	7,460	2,010	1,255	151	893	878

	27,287	7,564	4,518	528	3,254	3,202

Fiscal year 2012:
March 31	5,126	1,647	1,033	61	708	698
June 30	5,254	1,492	849	51	586	577
September 30	5,645	1,587	921	47	629	616
December 31	6,092	1,844	1,163	70	809	794

	22,117	6,570	3,966	229	2,732	2,685

Fiscal year 2011:
March 31	4,134	1,431	958	19	640	634
June 30	4,450	1,474	971	(2)	636	627
September 30	4,775	1,496	934	21	616	609
December 31	5,139	1,592	994	42	650	643

	18,498	5,993	3,857	80	2,542	2,513

TELECOM ARGENTINA S.A.

Note 31 – Restrictions on distribution of profits and dividends

(a) Restrictions on distribution of profits

Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

As provided RG No. 609/12 of the CNV, since the fiscal year 2012, positive retained earnings generated by the adoption of IFRS ($370 for Telecom Argentina), will be reassigned to a Special Reserve that can only be unaffected for its capitalization or to absorb negative retained earnings. The constitution of the Special Reserve was approved by the Ordinary Annual Shareholders’ Meeting that considered the consolidated financial statements for fiscal year 2012 for a total amount of $351.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LSC, and earlier Constitution of the Legal reserve. The retained earnings as of 31 December, 2013 are positive and amounted to $3,202.

	2013	2012	2011

Dividends declared and paid by Telecom Argentina during the year ($1.03, $0.82 and $0.93 peso per share, respectively)	(*) 1,000	807	915

Proposed for approval at the Annual General Meeting (not recognized as a liability as at December 31)	(**)	—	807

(*)	By reversal of the reserve for future cash dividends
(**)	As of the date of the issuance of these consolidated financial statements the Board of Directors of the Company has resolved to defer the proposal of allocation of the retained earnings to the Annual Shareholders meeting.

Note 32 – Subsequent events as of December 31, 2013

Sale of the equity interest on Springville

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

According to the terms and conditions of the offer accepted by Personal, on February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned price, equivalent to $0.2. Further information about this operation and its accounting effects is described in Note 29 to these consolidated financial statements.

EXHIBIT INDEX

1.1	Estatutos (bylaws) of Telecom Argentina, as amended (English translation). (incorporated by reference to Exhibit 1.1 to Telecom Argentina’s Annual Report on Form 20-F for year ended December 31, 2010 dated June 29, 2011).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

8.1	List of Subsidiaries.

12.1	Certification of Stefano De Angelis of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Stefano De Angelis and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina – Inversiones S.L. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15.2	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15.3	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).

15.4	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15.5	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15.6	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).