Form 20-F
period 2014-12-31
TELECOM ARGENTINA SA
filed 2015-04-24
CIK 932470

As filed with the Securities and Exchange Commission on April 24, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class A Ordinary Shares, nominal value P$1.00 each	502,034,299
Class B Ordinary Shares, nominal value P$1.00 each	466,858,524
Class C Ordinary Shares, nominal value P$1.00 each	266,782

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

☐ Yes   ☒ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2014. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2014, Telecom Personal S.A., Núcleo S.A., Personal Envíos S.A. (“Envíos”), Telecom Argentina USA Inc. (“Telecom Argentina USA”), and Micro Sistemas S.A. Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Personal’s subsidiary engaged in the provision of mobile telecommunication services in Paraguay. Envíos is Núcleo’s subsidiary engaged in the provision of mobile financial services in Paraguay. Envíos was officially registered in the Commercial Public Register of Paraguay in October 2014 and commenced its operations in January 2015.

Our Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-89 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on March 2, 2015.

Our Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, as included in this report, have been audited by an independent registered public accounting firm.

Telecom Argentina and our Argentine subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. Our subsidiaries Núcleo, Envíos and Telecom Argentina USA, however, maintain their accounting records and prepare their financial statements in Guaraníes (Núcleo and Envíos) and in U.S. dollars (Telecom Argentina USA). Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and revenue and expense accounts at average exchange rates for each year presented.

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$8.55 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2014. On April 21, 2015, the exchange rate was P$8.87 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates”, and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.”

For the purposes of this Annual Report, “billion” means a thousand million.

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

This Annual Report contains certain terms that may be unfamiliar to some readers. You can find a Glossary of these terms on page 5 of this Annual Report.

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

•                  the changing dynamics and growth in the telecommunications market;

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

This Annual Report contains certain forward-looking statements and information relating to the Telecom Group that are based on current expectations, estimates and projections of our Management and information currently available to the Telecom Group. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will”, “may” and “should” and other similar expressions are generally intended to identify forward-looking statements.

These statements reflect the current views of the Management of the Company with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause actual results, performance or achievements of the Telecom Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•                  our ability to successfully implement our business strategy;

•                  our ability to introduce new products and services that enable business growth;

•                  uncertainties relating to political and economic conditions in Argentina and Paraguay;

•                  inflation, the devaluation of the peso and of the Guaraní and exchange rate risks in Argentina and Paraguay;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

•                  restrictions on the ability to exchange pesos into foreign currencies and transfer funds abroad;

•                  difficulties or delays to import critical technological supplies, including handsets, for our business due to restrictions imposed by the Argentine government;

•                  the final results of the contract renegotiation process with the Argentine government and the way the Argentine government regulates the LAD;

•                  the creditworthiness of our actual or potential customers;

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate, particularly the LAD, which came into in force on December 19, 2014, which as of the date of this Annual Report is still pending of regulation to implement its provisions; and

•                  the effects of increased competition.

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

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

GLOSSARY OF TERMS

The following explanations are not provided as or intended to be technical definitions, but only to assist the general reader to understand certain terms used in this Annual Report.

2G (second-generation mobile system): Second-generation protocols using digital encoding and includes GSM, D-AMPS (TDMA) and CDMA. These protocols support high bit rate voice and limited data communications. 2G networks technology offers auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

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

4G (fourth-generation mobile system):  Fourth-generation mobile service using the LTE technology (Long Term Evolution technology)

Access charge: Amount charged per minute by national operators for the use of their network by operators of other networks.

Access (or Accesses): Connection provided by Telecom Argentina to Internet services.

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

AFTIC (Autoridad Federal de Tecnologías de la Información y de las Comunicaciones): The decentralized and autonomous agency in the scope of the PEN appointed as the Regulatory Authority in the LAD.

AMBA (Area Múltiple Buenos Aires): An area comprising the city of Buenos Aires and the greater Buenos Aires area. Telephone calls within the area are considered local.

Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other not in digital form.

ANSES: The Argentine administrator of social security pension and retirement benefits.

Argentina: Republic of Argentina.

Argentine Bankruptcy Law: Law No. 24,522, as amended.

Argentine GAAP: Generally Accepted Accounting Principles in Argentina, which we used before the adoption of IFRS.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

ARSAT: Empresa Argentina de Soluciones Satelitales Sociedad Anónima, a state-owned company.

ATM (Asynchronous Transfer Mode): A Broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

Auction Terms and Conditions: Terms and Conditions approved by SC Resolution No. 38/14 for the awarding of frequency bands.

AWS: Advanced Wireless Services.

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

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Broadband services or Broadband: Services characterized by a transmission speed of 2 Mbps or more. These services include interactive services such as video telephone/video conferencing (both point-to-point and multipoint); video monitoring; interconnection of local networks; file transfer; high-speed fax; e-mail for moving images or mixed documents; Broadband videotex; video on demand and retrieval of sound programs or fixed and moving images.

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

Channel: The portion of a communications system that connects a source to one or more destinations. Also called circuit, line, link or path.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

C.O.O.: Chief Operating Officer.

CONATEL: National Communications Commission of Paraguay.

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

Envíos: Personal Envíos S.A.

FCR: France Cables et Radio S.A.

February Agreement: An agreement entered into on February 28, 1992 and subsequently ratified by Decree No. 506/92 between the Argentine government and Telecom Argentina. This agreement provides for the reduction of domestic long-distance rates from their then-current level. The reduction became effective on May 1, 1992.

Fiber Optic: Thin glass, silica or plastic wires, building the infrastructure base for data transmission. A Fiber Optic cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at unlimited bandwidth. Fiber Optics are usually employed for long-distance communication: it can transfer “heavy” data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of Fiber Optics is higher than the traditional cable ones.

Fintech: Fintech Group

Flat rate: The rate applied by providers to users accessing the internet. It is usually a fixed monthly rate for a subscription to a specific Internet Service Provider, aside from the number of connection hours to the internet.

Frame Relay: A data transmission service using fast protocols based on direct use of transmission lines.

Free Pulses: The number of Free Pulses included in the monthly basic charge before the issuance of Decree No. 92/97.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Gbps: Gigabits per second, a data transfer speed.

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

IASB: International Accounting Standards Board.

ICT (Information and Communication Technology): Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

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

ISP (Internet Service Provider): A vendor who provides access to the Internet and World Wide Web.

IT: Information Technology.

IVR: Interactive Voice Response (Respuesta de Voz Interactiva).

LAD (Ley Argentina Digital): Law No. 27,078, Argentina’s Digital Law.

Law No. 25,561: Ley de Emergencia Económica y Reforma del Régimen Cambiario: See “Public Emergency Law.”

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Law No. 26,831 (Ley de Mercado de Capitales): Capital Markets Law

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

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law.

Micro Sistemas: Micro Sistemas S.A.

M2M: Machine to Machine, information exchange between two remote machines.

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

NDF (Non Deliverable Forward) Agreement: A generic term for a set of derivatives that covers national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in nonconvertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a predetermined price and are typically settled in U.S. dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

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

Node: Topological network junction, commonly a switching center or station.

Nortel: Nortel Inversora S.A., the parent company of Telecom Argentina S.A.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Northern Region: the Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees, the “Privatization Regulations” provided for the division of the Argentine telecommunications network operated by ENTel into two regions, the northern region (the “Northern Region”) and the southern region (the “Southern Region”) of Argentina. Additionally, these two regions are set forth in Decree No. 1,461/93, which ratified the Resolution No. 575/93 which approved the list of conditions for the public tender for the provision of mobile telecommunication services.

November Agreement: An agreement between Telecom Argentina and the Argentine government providing for rates to be dollar-based and, at the election of each of Telecom Argentina and Telefónica, adjusted semiannually according to the U.S. consumer price index. The November Agreement was ratified by Decree No. 2,585/91 and became effective on December 18, 1991. Subsequently, in accordance with the Public Emergency Law, these rates were pesified at the exchange rate of US$1.00 = P$1.00. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates.”

NPS: Net Promoter Score, methodology to measure customer feedback and its degree of loyalty.

Outsourcing: Hiring outsiders to perform various telecommunications services, which may include planning, construction, or hosting of a network or specific equipment belonging to a company.

Packs: Packages integrated by SMS and minutes that can be purchased or added to those plans that recharge credit.

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

Public Emergency Law: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine government on January 6, 2002, as amended by Law No. 25,790, Law No. 25,820, Law No. 25,972, Law No. 26,077, Law No. 26,204, Law No. 26,339, Law No. 26,456, Law No. 26,563, Law No. 26,729 and Law No. 26,896. Among others, the Public Emergency Law grants the PEN the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

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

Sofora: Sofora Telecomunicaciones S.A.

Southern Region: See “Northern Region. “

SRMC (Servicios de Radiocomunicaciones Móviles Celular): Cellular Mobile Radiocommunications Service.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Telco S.p.A.: A joint company made up of the Generali group, Intesa San Paolo S.p.A., Mediobanca S.p.A. and Telefónica, S.A. (of Spain).

Telecom Argentina USA: Telecom Argentina USA, Inc.

Telecom Italia: Telecom Italia S.p.A.

Telecom Italia Group: Telecom Italia and its consolidated subsidiaries.

Telefónica: Telefónica de Argentina S.A.

Telefónica de España: Telefónica, S.A. (of Spain).

Telintar: Telecomunicaciones Internacionales de Argentina Telintar S.A.

Terms and Conditions: See “Auction Terms and Conditions.”

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

Value Added Services (VAS): Services that provide a higher level of functionality than the basic transmission services offered by a telecommunications network such as video streaming, “Personal Video”, “Nube Personal” (Cloud services), M2M (Machine to Machine communication), social networks, “Personal Messenger”, content and entertainment (SMS subscriptions and content, games, music, etc), MMS and voice mail.

VDSL: Very high bit rate Digital Subscriber Line.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the five-year period ended December 31, 2014.

The selected consolidated income statement data for the years ended December 31, 2014, 2013 and 2012 and the selected consolidated financial position data as of December 31, 2014 and 2013 have been prepared in accordance with IFRS as issued by the IASB (“IFRS”) and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2011 and 2010 and the selected consolidated financial position data as of December 31, 2012 and 2011 have been prepared in accordance with IFRS and have been derived from our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 included in our Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 15, 2013. The selected consolidated financial position data as of December 31, 2010 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2011 and 2010 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2011, filed on April 30, 2012.

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

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2014	2013	2012	2011	2010
	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	33,388	27,350	22,196	18,528	14,652
Operating expenses (without depreciation and amortization)	(24,686)	(19,786)	(15,626)	(12,535)	(9,785)
Operating expenses - depreciation and amortization	(3,243)	(2,873)	(2,612)	(2,158)	(1,712)
Gain /(Loss) on disposal of PP&E and impairment of PP&E	(16)	(173)	8	22	7
Operating income	5,443	4,518	3,966	3,857	3,162
Other, net (1)	253	528	229	80	(137)
Income tax expense	(1,967)	(1,792)	(1,463)	(1,395)	(1,076)
Net income	3,729	3,254	2,732	2,542	1,949
Net income attributable to Telecom Argentina	3,673	3,202	2,685	2,513	1,935
Net income attributable to Non-controlling Interest	56	52	47	29	14

Number of shares outstanding at year-end (in millions of shares) (2)	969	969	984	984	984

Net income per share (basic and diluted) (3)	3.79	3.27	2.73	2.55	1.97
Net income per ADS (4)	18.95	16.35	13.64	12.76	9.83
Dividends per share (5)	1.24	1.03	0.82	0.93	1.07
Dividends per ADS (6)	6.20	5.11	4.10	4.65	5.35

FINANCIAL POSITION DATA
Current assets	6,393	9,751	6,986	5,450	3,624
PP&E and intangible assets	19,140	12,745	10,549	9,735	8,598
Other non-current assets	784	634	274	134	101
Total assets	26,317	23,130	17,809	15,319	12,323
Current liabilities	9,097	9,050	5,883	5,519	4,510
Non-current liabilities	2,451	2,029	1,768	1,635	1,302
Total liabilities	11,548	11,079	7,651	7,154	5,812
Total equity	14,769	12,051	10,158	8,165	6,511
Equity attributable to Telecom Argentina	14,418	11,783	9,959	8,021	6,404
Non-controlling Interest	351	268	199	144	107

Total Capital Stock (7)	984	984	984	984	984

(1)	Other, net includes Finance income and expenses.

(2)	Number of ordinary shares outstanding at year-end (as of December 31, 2014 and 2013 excludes treasury shares).

(3)

Calculated based on the weighted average number of ordinary shares outstanding during each period (969,159,605 shares and 978,939,079 shares for the years 2014 and 2013, respectively, and 984,380,978 shares for the years 2012, 2011 and 2010).

(4)

Calculated based on the equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (193,831,921 ADSs and 195,787,816 ADSs for the years 2014 and 2013, respectively, and 196,876,196 ADSs for the years 2012, 2011 and 2010).

(5)

The 2014 dividend per share Argentine peso amount translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) as of the date when dividends were available is US$0.15.

(6)

The 2014 dividend per ADS Argentine peso amount translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) as of the date when dividends were available is US$0.75.

(7)	Ordinary shares of P$1 of nominal value each.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

OTHER SELECTED DATA

	2014	2013	2012	2011	2010
Number of installed fixed lines (thousands)(1)	4,763	4,700	4,851	4,793	4,689
Number of fixed lines in service (thousands)(2)	4,093	4,124	4,128	4,141	4,107
Fixed lines in service per 100 inhabitants(3)	19	19	20	20	20
Lines in service per employee (4)	370	375	371	373	379
ARBU (in P$/month) (national + international)	57.4	52.5	48.2	45.7	42.8
Fixed Internet access lines (thousands)	1,771	1,707	1,629	1,550	1,380
Arnet subscribers (thousands)	1,749	1,687	1,622	1,540	1,377
ARPU ADSL (access + ISP) (in P$/month)	153.0	124.7	102.3	87.0	76.1
Mobile subscribers in Argentina (thousands)	19,585	20,088	18,975	18,193	16,333
Subscribers at year-end per employee (4)	3,950	3,897	3,612	3,774	3,738
ARPU (in P$/month)	74.2	66.8	57.7	51.4	44.4
Mobile subscribers in Paraguay (thousands)(5)	2,481	2,420	2,301	2,149	1,878
Subscribers at year-end per employee(4) (6)	6,158	5,696	5,226	4,945	4,512
ARPU (in P$/month)	47.9	34.6	27.5	26.4	22.2
Telecom Group Headcount(7)	16,416	16,581	16,808	16,346	15,647

(1)	Reflects total number of lines available in Switches.
(2)	Includes lines customers, own usage, public telephony and ISDN channels.
(3)	Corresponds to the Northern Region of Argentina.
(4)	Excluding temporary employees.
(5)	Including Wi-Max Internet customers.
(6)	Excluding Wi-Max Internet customers.
(7)	Including temporary employees.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High	Low	Average(1)	End of Period

Year Ended December 31, 2010	3.99	3.84	3.92	3.98
Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Year Ended December 31, 2013	6.52	4.98	5.55	6.52
Year Ended December 31, 2014	8.55	7.87	8.23	8.55
Month Ended October 31, 2014	8.50	8.45	8.48	8.50
Month Ended November 30, 2014	8.53	8.51	8.51	8.52
Month Ended December 31, 2014	8.56	8.53	8.55	8.55
Month Ended January 31, 2015	8.64	8.56	8.60	8.64
Month Ended February 28, 2015	8.73	8.66	8.69	8.73
Month Ended March 31, 2015	8.82	8.73	8.78	8.82
April 2015 (through April 21, 2015)	8.87	8.83	8.85	8.87

(1)         Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On April 21, 2015, the exchange rate was P$8.87= US$1.00.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

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

Risks Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In 2001 and 2002, the Argentine economy experienced a severe recession as well as a political crisis. The abandonment of dollar-peso parity in 2002 led to the significant devaluation of the peso against major international currencies. Argentina has experienced economic growth in the last decade, although it slowed down in 2014. Uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures and healthy trade and fiscal balances.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Since we realize a substantial portion of our revenues in pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital expenditures denominated in foreign currency. A depreciation in the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the peso amount of our trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF agreements to completely or partially hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). The Company also has financial assets denominated in U.S. dollars that contribute to reduce the exposure to trade payables in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.” Additionally, after December 31, 2014, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million. See “Item 4—Information on the Company—Introduction—Recent Developments—Telecom Personal’s financial debt.”

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2014 the devaluation of the peso against the U.S. dollar was 31.1% (32.5% and 14.4% in the years ended December 31, 2013 and 2012, respectively).

In late 2011 the Argentine government implemented a series of measures aimed at maintaining the level of reserves of the BCRA which are often used to fulfill payment obligations of public debt. To that effect, during the last quarter of 2011 and throughout 2012, 2013 and 2014, new measures to limit the purchase of foreign currency by private companies and individuals, such as requiring the authorization of tax authorities to access the foreign exchange market, were implemented. Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or our ability to meet our liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy or if a unified exchange market (Mercado Único y Libre de Cambios — or “MULC”) with significant regulation and restrictions for the purchase and transfer of foreign currency or

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

if multiple exchange rates differentiated by nature of the transactions will be implemented. If any of these changes takes place we cannot anticipate the impact these could have on the value of the peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future.

During the last few years there has been a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms.

Since January 2014, a new consumer price index is published aimed at improving the accuracy of measurement of the evolution of the prices in the economy. The new index integrates a set of price indexes which allows the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces of the country. In 2014 the new consumer price index (‘IPCNu’) showed an increase of 23.8%. In addition, the IPCNu for January and February 2015 was 1.1% and 0.9%, respectively.

The INDEC estimates that the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013 and 28.3% in 2014.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, a significant increase in inflation rates could be expected.

Since the majority of our revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations. As discussed below under “—Risks Associated with Telecom and its Operations,” Telecom Argentina’s ability to increase its regulated rates and the Company’s ability to increase its non-regulated rates is subject to the way the Argentine government or the Regulatory Bodies will regulate the new mechanism regarding price and tariff increases resulting from the LAD. We cannot guarantee that any possible rate increase will be sufficient to counter the effect of inflation, and we cannot assure you that any future increase of regulated rates of services provided by Telecom Argentina will be sufficient to restore its economic-financial equation.

Also, higher inflation leads to a reduction in the purchasing power of the population, mainly those unemployed and with low salary levels, thus increasing the risk of a lower level of service consumption from our fixed and mobile customers in Argentina.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the economic crisis of 2001 and 2002, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In this context, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators including our company. Also, new regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks.  For example, municipalities usually restrict areas where antennas may be deployed; causing negative impact for the mobile service coverage, which in turn affects our quality of services. See “Item 4—Information on the Company—The Business—Personal Mobile Services and Núcleo Mobile Services— Mobile Telecommunication Services in Argentina—Personal—Personal’s Network and Equipment.” Provinces have increased, and are continuing to increase, their tax rates, particularly the turnover tax rates,

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

In particular, in recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Additionally, in May 2012, Law No. 26,741, established the expropriation of the 51% of the capital stock of YPF S.A. and the 51% of the capital stock of YPF GAS S.A., which were directly or indirectly owned by Repsol YPF S.A. (Repsol).  After almost two years of negotiations, in February 2014 a final agreement was reached through which the Argentine government set the compensation for the expropriated capital stock in the amount of US$5 billion to be paid with government securities. The agreement was timely approved by Repsol and its shareholders and by the Argentine Congress in April 2014 through Law No. 26,932.

Argentina’s National election for President and Vice-President will take place in October 2015, and other relevant local and federal elections will also take place in 2015. We cannot guarantee that current programs and policies that apply to the telecommunications sector will remain in effect. Further claims may not be resolved in our favor, and changes to the existing laws and regulations may adversely affect our business, financial condition, results of operations and cash flows.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

The global economic and financial crisis of 2008 has resulted in a significant reduction in global GDP growth and a loss in consumer confidence in the financial sectors of many countries. To improve the countries’ financial condition and assist certain troubled industries, some governments have responded with extraordinary intervention in the private sector. Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

In November 2008, Argentina nationalized, through Law No. 26,425, its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES, such as the case of Telecom. See “Item 7—Major Shareholders and Related Party Transactions.” The Government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJP were significant institutional investors in Argentina, the nationalization of the private retirement system affected the way to access financing in capital markets for publicly traded companies.

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

Subsequently, the Secretary of Economic Policy and Development Planning approved Resolution No. 110/12 which assigns the responsibilities, powers and duties set forth in Decree No. 1,278/12 to the “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation). The person in charge of the “Dirección Nacional de Empresas con participación del Estado” acts as member of Telecom Argentina’s Board of Directors. See “Item 6—Directors, Senior Management and Employees—The Board of Directors.”

In January 2013, Law No. 26,831 came into effect, granting new intervention powers to the CNV.  In September 2013, the CNV issued regulations pursuant to Law No. 26,831 through Resolution No. 622/13 that approved the new text of the CNV rules. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law—Law No. 26,831.”

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

These matters could create uncertainties for some investors of public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions which may adversely affect our operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in recent years, and a deceleration in 2014, global financial instability may impact the Argentine economy and cause Argentina a slowdown of the growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment index.

Several international economic, social and political factors could affect the global economy, such as, among other factors, volatility in commodities prices, exposure to changes in the oil prices, a growing concern regarding government deficits, governments’ abilities to honor their respective sovereign debts, social unrest and general uncertainty about the global economic recovery.

Moreover, the growth trend that the Argentine economy has experienced in the most recent years, which slowed down in 2014, might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, thus reducing exports. Also, the reduction in the price of soybeans and other commodities and the increase of energy imports could result in diminishing or even reversing the country’s positive trade balance. All these factors, if coupled with an increase in capital outflows, might reduce consumption and private investment levels. In 2014 some of these effects were visible in Argentina. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long term growth. Because access to the international financial market could be limited, an increase in public spending not correlated with an increase in public revenues could affect the country’s fiscal results and generate uncertainties that might affect the economy’s level of growth. In order to improve the trade balance and maintain BCRA reserves, the Argentine government may implement new measures to restrict imports of critical supplies for certain activities, that could have a negative effect on economic growth, including telecommunications sector due to its dependence on cutting edge technologies as well as handsets, especially regarding the deployment of 4G network.

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

Economic and legal conditions in Argentina remain uncertain which may affect our financial condition, results of operations and cash flows.

Although general economic conditions have shown improvement in the last decade, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crisis, companies in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for, and assumption of costs and risks associated with, using sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict whether our activities will be affected positively, negatively or at all by such changes.

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

Argentina’s past fiscal problems and the incomplete restructuring of Argentina’s sovereign debt could negatively affect the macroeconomic environment in which we operate.

Argentina has a history of fiscal deficits. Since almost all of the financial obligations of the Argentine government were denominated in foreign currencies at the time the dollar-peso parity was eliminated in early 2002, there was an increase in the cost of financial services (in terms of Argentine Pesos) of the debt of the Argentine government. Also, since the Argentine government’s fiscal revenues were denominated in large part in Argentine Pesos, the Argentine government was severely affected in its ability to carry out its payment obligations using foreign currency and defaulted on a significant part of its public debt in 2002. The Argentine government’s sovereign debt default and its consequences may continue to negatively affect the ability of private companies, including Telecom, to access the capital markets or other forms of financing.

After Argentina’s default in 2001, the Government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions and obtained favorable rulings in the New York State Court of Appeals in the first and second instances. Argentina appealed to the U.S. Supreme Court, but in June 2014, the U.S. Supreme Court rejected Argentina’s appeal. This decision obliged Argentina to pay in cash the original debt plus accrued, punitive and compensatory interest on the original agreements.

One holdout bondholder sought to have its New York ruling recognized by the judiciary in Argentina, in order to enforce it against the sovereign debtor. In March 2014, the Argentine Supreme Court held that such ruling affected public policy principles of Argentine Law and hence could not be recognized. Recognizing such a ruling would entail the circumvention, by the holdout bondholder, of the debt restructuring process arranged by Argentina, said the Court. Furthermore, the Court sustained that, under dire economic and financial conditions, the Argentine Republic had powers to limit, suspend or restructure debt payments to adequate them to its financial capabilities, the provision of public services and the fulfillment of basic public functions that cannot be abandoned.

In addition, in September 2014, the Argentine Congress enacted Law No. 26,984 which declares in the public interest the 2005-2010 restructuring of Argentina’s sovereign debt, as well as the payments made to holders of the restructured debt under fair, equitable, legal and reasonable conditions. The objective of the law is to implement legal instruments to protect the payments to be made to all the holders of the restructured debt in order to safeguard Argentina’s national public interest and the agreements reached in the framework of such restructuring.

As of today, based on that Law and the Argentine Supreme Court Argentina ruling, Argentina refuses to comply with the judgment of the New York State Court of Appeals. This situation prevents the proper payment process of the restructured debt under New York’s, the United Kingdom’s and Japanese legislation. Moreover a U.S. judge ruled Argentina to be in contempt of court. The situation could reduce the sources of funding and investment capital and could potentially impact the Government’s ability to adopt measures that promote economic growth.

Additionally, in order to be able to repay its debt, the Argentine government may be required to continue adopting austere fiscal measures or additional extensive measures affecting private sector (such as higher taxes) that could adversely affect economic growth and the private consumer confidence.

As of June 30, 2014, according to the Ministry of Economy and Public Finance, the outstanding principal amount of Argentina’s public debt was equivalent to US$198.9 billion (of which approximately 68% was denominated in foreign currency) of which US$11.9 billion were not tendered in the exchange offers and are still pending to be restructured (approximately 42.8% of Argentina’s GDP).

There can be no assurance that any event of default by the Argentine government will not lead to a new recession, higher inflation, restrictions on Argentine companies to access financing and funds, limit the actions on the operations of Argentine companies in the international markets, higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows. In addition, we have investments in sovereign Argentine bonds amounting to P$258 million as of December 31, 2014, which could be restructured in a way that negatively affects their valuation and repayment terms. See Note 20 to our Consolidated Financial Statements.

The Argentine banking system may be subject to instability which could affect our operations.

The Argentine banking system has experienced several crisis in the past. Among those, the Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events like internal conflicts with certain sectors of the economy, the international financial crisis and finally, the increased regulation on the foreign exchange market, decreased depositors’ confidence. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow, they are mostly demand on short-term time deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2014, private deposits in pesos rose by 31% annually, helped by the growth in saving accounts and current account deposits with a 33% increase, and followed by time deposits (28%). As a result, interest rates on placements (Private Badlar rate) performed at an average rate of 23%. Meanwhile, loans granted in pesos continued expanding but at a slower pace, in comparison with previous years, where personal loans

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

and credit cards financing showed the highest increases.  Despite improvements in stability since 2002 we cannot be certain that another collapse will not occur in the future.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of whom may, amongst other things, establish limits on commissions and impose sanctions on the institutions. The lack of a stable regulatory framework could impose significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.

Despite the strong liquidity currently prevailing in the system, a new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

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

The recent reform of the Argentine Civil and Commercial Code and the New Supply Law may materially impact our operations

The Argentine government has implemented extensive changes in laws and regulations which grant the Government increased power to intervene in commercial and civil activities such as the reform to the Argentine Civil and Commercial Code and the New Supply Law.

On October 1, 2014, the Argentine Congress passed Law No. 26,994 which approved the new Argentine Civil and Commercial Code (the “Code”) which will take effect from August 1, 2015. The new code introduces significant changes to the Argentine legal system, abrogates several laws and modifies others, including the Argentine Corporations Law No. 19,550 and the Consumer Protection Law.

Among the reforms introduced are the addition of new categories of contracts, such as adhesion contracts with standard form clauses and consumer contracts. The reform also includes a series of general principles with respect to consumer contracts which complement the Consumer Protection Law (Law No. 24,240). Practices that limit consumers’ freedom of contract, particularly practices that tie the provision of goods and services to the simultaneous acquisition of other goods and services, are specifically regulated.

It also provides that contracts with payment denominated in foreign currency are to be regarded as contracts for goods which may be paid for in Argentine pesos.

The reform also creates modern contract forms such as commercial agency, commercial concession, distribution and franchise contracts which were not previously covered by existing law. It expands limitations on the assumption of freely bargained contracts which previously had only been applicable to consumer contracts; and it allows judges to modify unfair clauses in contracts.

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

With respect to agency contracts, the Civil and Commercial Code assumes an indefinite duration period unless otherwise specified by the parties. The continuation of an agency relationship beyond the term of a contract would create a new contract for an indefinite period on the same terms. For either party to end the relationship, that party must provide advance notice of one month per year of the duration of the agreement. A party who fails to give such notice would be liable for consequential damages, lost profits and other damages.

The reform to the Civil and Commercial Code has introduced extensive changes that will require judicial interpretation, and the ultimate consequences of the reform may be unpredictable. The Company is reviewing, among other things, contractual guidelines with our suppliers and customers (for example, bundling offers), as well as payments under our contracts denominated in foreign currency. See “Item 4—Information on the Company—Regulatory and Legal Framework—Legal Framework—New Federal Civil and Commercial Code.”

In addition, Law No. 26,991 of Regulation of the Production and Consumer Relations came into force on October 2, 2014. This law materially modifies the provisions of the Supply Law No. 20,680. The new law provides that if economic agents undertake certain types of conduct (such as artificially increasing prices, accumulating raw material, unjustifiably restricting the sale of goods or services, etc.), the authorities will have wide powers to intervene issuing production and commercialization rules, fixing prices or revenue margins, granting subsidies, among others. The authorities will also have the power to impose penalties.

Management is currently analyzing the New Supply Law. As of the date of this Annual Report, we cannot predict the impact it may have on the Telecom Group. See “Item 4—Information on the Company—Regulatory and Legal Framework—Legal Framework—New Supply Law.”

Risks Associated with Telecom and its Operations

The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for Basic Telephone Services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates that Telecom Argentina could charge had to be determined by negotiations between Telecom Argentina and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government had to consider the effect of these rates on the competitiveness of the general economy, the quality of service and investment plans of service providers, as contractually agreed. The Argentine government had to also consider consumer protection, accessibility of the services and the profitability of public service providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2015. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates.”

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina would be permitted to raise certain rates and incorporate certain modifications to the regulatory framework. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates.”

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary steps by the National government, which has never occurred.

The LAD, which came into force on December 19, 2014, sets up a new legal framework for telecommunication services. With respect to rates, the LAD under Title VI - Article 48, established the rule on prices and rates, which states that licensees of ICT services may set their prices which shall be fair and reasonable, to offset the exploitation costs and to tend to the efficient supply and reasonable margin of operation. However, essential and strategic public service ICT tariffs that the Law has declared in competition, the tariffs of services that are under the Universal Service regime, and those tariffs that were stated to be “of public interest” by AFTIC could be regulated by such regulatory body.

As of the date of this Annual Report, Management of the Company is assessing the implementation of alternative courses of action according to the new regulatory and legal framework.

PART I - ITEM 3 RISK FACTORS – RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

Additionally, we cannot predict the way the Argentine government or the Regulatory Bodies will interpret the new mechanism regarding price and tariff increases. If rate restrictions for regulated services continue in the fixed services or new restrictions are imposed in non-regulated services, our operating margins could be negatively affected.

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

Certain license conditions are not within our control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the regulatory authorities may result in the revocation of Telecom Argentina’s license. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel.” Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by SC Resolutions No. 111/03 and No. 29/04: (i) any reduction of ownership of Nortel in our capital stock to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of currently common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom Argentina’s telecommunications license.

Nortel owns all of Telecom Argentina’s Class A Ordinary Shares (51% of our total capital stock) and approximately 7.64% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock as of the date of this Annual Report. Because Telecom Argentina owns 15,221,373 of its own Class B Shares as of the date of this Annual Report, Nortel’s ownership of the outstanding shares amounts to 55.60% (51.80% consists of Class A Ordinary Shares and 3.80% of Class B Ordinary Shares).  We are directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders and it is also subject to obligations and limitations defined by the Regulatory Authorities.

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

Internet and mobile services, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, we must invest in our fixed-line network and information technology. Specifically, in the Internet services market, we must constantly upgrade our access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, we must continue to enhance our mobile networks by expanding our 3G network and deploying our recently acquired 4G network. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum.” Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network

PART I - ITEM 3 RISK FACTORS — RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure to comply with regulatory obligations and to remain competitive with the quality of our services in both Internet and mobile business. In addition, we must comply with the obligations arising from the acquisition of the 4G spectrum. We also expect to continue to devote resources to customer retention and loyalty in such segments.

The deployment of our wireless network requires authorizations from municipalities to enable the installation of new sites throughout the country, which if not obtained in a timely manner and form, limit the growth of our business and affect the quality of services provided by Personal. If Personal is not successful in obtaining those permissions and if its competitors do obtain them, this could result in a competitive disadvantage for Personal.

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

The Auction Terms and Conditions established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Personal in the near future.

The Auction Terms and Conditions established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Personal. Certain external factors, some of which are described in this Risk Factor section, could significantly affect our ability to timely and properly meet the demanding commitments established by the Terms and Conditions.

In addition, through Resolution No. 83/14 the SC partially awarded to Personal the frequency bands integrating Lot 8 of the Spectrum Public Auction established by SC Resolution No. 38/14. The awarded frequency bands are the 1,730-1,745 MHz and 2,130-2,145 MHz bands, while the 713-723 MHz and 768-778 MHz bands have not been awarded. The payment for Lot 8 was made on account of the single and total price offered for the referred Lot.

Personal requested that the awarding of the frequency bands for the SCMA Services forming Lot 8 should be completed, and it made the corresponding reservation of rights, stating that the demanding commitments established by the Auction Terms and Conditions be computed as from the date in which the remaining frequency bands were awarded. If those frequency bands were not awarded to Personal, the Auction commitments should be redefined to establish which commitments correspond to the frequency bands which were effectively awarded. However, despite Personal

PART I - ITEM 3 RISK FACTORS — RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

defense of its position, we cannot provide assurance that the commitments will be modified to meet Personal’s request. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum.”

The recently enacted Law No. 27,078 — “Argentine Digital Law” (“LAD”) substantially modified the telecommunications regulatory framework, the impact is uncertain.

On December 19, 2014, Law No. 27,078 (the “Argentina Digital Law” or LAD) came into force. The new Law declares the development of the ICT and its associated resources to be in the public interest and incorporates major amendments to the regulatory legal framework applicable to the provision of telecommunication services in Argentina. The Law also vests to the PEN with broad powers for its regulation. As of the date of this Annual Report, is still pending the regulation to implement the provisions of the Law. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates—Other Regulations—Law No. 27,078 (LAD).”

As a result, there is uncertainty regarding which will be the interpretations of the new regulatory framework for the Argentine telecommunications industry regarding price regulation, provision of infrastructure to other operators, sanctionary regime, asymmetric regulation for dominant operators, among others, as well as the operational, economic and financial impact that the LAD will have on the Telecom Group and its competitors in the following years.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community, but until now there is no scientific evidence of harmful effects on health. We cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future.

Personal complies with the international security standards established by the World Health Organization and Argentine regulations -which are similar- and mandatory for all Argentine mobile operators. Our mobile business may be harmed as a result of any future alleged health risk. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates—Other Regulations—Regulation applicable to mobile antenna radiation.”

Operational risks could adversely affect our reputation and our profitability.

Telecom faces operational risks inherent in its business, including those resulting from inadequate internal and external processes, fraud, inability to perform certain operations required by the judiciary due to inadequate technology, employee errors or misconduct, failure to comply with applicable laws and regulations, failure to document transactions properly or systems failures. In addition, unauthorized access to the Company’s information systems or institutional sites could cause the loss or improper use of confidential information, unauthorized changes in the Company’s information and network systems or alterations to the Company’s information published on these sites. These events could result in direct or indirect losses, technical failures in the Company’s ability to provide its services, inaccurate information for decision making, adverse legal and regulatory proceedings, and harm our reputation and operational effectiveness, among others.

Telecom’s suppliers of goods and services are contractually obliged to comply with laws and regulations (including tax, labor, social security, anti-corruption, money laundering standards, etc.). Additionally, our suppliers shall comply with a set of conduct standards such as the Code of Ethics, established by the Telecom Group as well as they have to require its compliance to its employees and subcontractors. Despite these legal safeguards and monitoring efforts made in the Telecom Group in relation to its suppliers, we cannot ensure that they will comply with all applicable standards. As a result, Telecom could be adversely affected in a monetary, criminal or reputational way, despite our contractual rights to claim for compensations for damages that they could cause to us.

PART I - ITEM 3 RISK FACTORS — RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

Telecom has Risk Management practices at the highest levels (including a Risk Management Committee) designed to detect, manage and monitor the evolution of these kinds of operational risks.

However, there is no guarantee that these measures will be successful in effectively mitigating the operational risks that Telecom faces and such failures could have a material adverse effect on its results of operations and could harm its reputation.

Nortel, as our controlling shareholder, and Sofora, as Nortel’s controlling shareholder, exercise control over significant matters affecting us.

Nortel is our direct controlling shareholder. Sofora owns 100% of the common stock of Nortel, which represents 78.38% of the total capital stock of Nortel as of the date of this Annual Report. Sofora is 51% owned by Telecom Italia Group, 32% owned by W de Argentina—Inversiones and 17% owned by Fintech Telecom LLC.

Through their ownership of Sofora and the Shareholders’ Agreement between them, the Telecom Italia Group and W de Argentina—Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that, pursuant to the Shareholders’ Agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and W de Argentina—Inversiones have agreed among themselves to certain matters relating to the election of our directors and those of Nortel and Sofora and have given W de Argentina—Inversiones veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

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

On November 14, 2013 Telecom Italia S.p.A. and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by Fintech to amend and restate the agreement announced on November 14, 2013. As a result: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and a half years.

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

PART I - ITEM 3 RISK FACTORS — RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

the increase in the cost of living, which was affected by increased inflation, higher tax pressure over salaries and the consequent decline in the population’s purchasing power.

If labor organization claims continue or are sustained, this could result in increased costs, greater conflict in the negotiation process and strikes (including general strikes and strikes of the company employees and the contractors and subcontractors’ employees) that may adversely affect our operations. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.”

The Argentine government may order salary increases to be paid to employees in the private sector or changes in labor regulations, which would increase our cost of doing business.

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). We cannot guarantee that the Government will not adopt measures, as it did in the past, which will increase salaries or require us to provide additional benefits, which would increase our costs and, among other things, in the absence of increases of regulated rates in our fixed services segments, continue reducing our profit margins.

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

The Regulatory Bodies may impose increased penalties on Telecom Argentina and Personal, which could result, in some circumstances, in the revocation of our licenses.

The Regulatory Bodies have increased the number of cases and the amount of fines applied to Telecom Argentina mainly in connection with alleged delays in repairing defective fixed lines and/or installing new fixed lines. Additionally, the Regulatory Bodies have initiated various administrative procedures against Telecom Argentina and Personal related to temporary interruptions of services caused by various incidents. Lately the authorities have threatened Personal with the applications of fines and the obligation to pay compensation to the clients involved. In many of these cases, we believe that the Authorities are misinterpreting the legal framework of our telecommunication license or exceeding the legal terms of the service provision. Neither final administrative nor judicial decisions on these cases have not been made yet.

Also, new regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies. SC Resolution No. 5/13, issued in July 2013, has set new benchmarks for the quality of services provided by telecommunications operators, including Telecom Argentina and Personal, setting standards that are high as compared to international standards, especially, considering the difficulties in obtaining municipal authorization to install antennas in the mobile business (See “Item 4—Information on the Company—The Business—Personal Mobile Services and Núcleo Mobile Services— Mobile Telecommunication Services in Argentina—Personal—Personal’s Network and Equipment”). This resolution has a gradual implementation schedule. Telecom Argentina, Personal and other telecommunications operators have submitted technical comments for a review of the standards. However, if the technical comments are not taken into account, compliance with the standards could be difficult which may result in penalties for telecommunications operators, including Telecom Argentina and Personal, affecting our ability to execute our business plan since they could involve limitations to acquire new clients or restrictions to apply rates increases, among others.  See “Item 4—Information on the Company—Regulatory and Legal Framework— Regulatory Framework— SC Resolution No. 5/13.”

PART I - ITEM 3 RISK FACTORS — RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

Additionally, according to the Auction Terms and Conditions for the awarding of frequency bands approved by SC Resolution No. 38/14 for mobile operators, repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13, qualifies as one of the circumstances under which the authorization to use radio electric spectrum (as defined in the Auction) will be revocable.

We cannot foresee whether the Regulatory Bodies based on the increased number of administrative complaints will seek to apply significant sanctions to Telecom Argentina or Telecom Personal, including the revocation of some of our licenses, any of which could have an adverse effect on Telecom Argentina or Personal´s operations, financial situation, results of operations and cash flows. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal´s customers.”

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Responding to the demands of litigation may divert Management’s time and attention and financial resources. As of December 31, 2014, the Company recorded provisions that it estimates are sufficient to cover those contingencies considered probable. See Notes 2 and 17 to our Consolidated Financial Statements.

In recent years, certain changes in the treatment of employment matters under Argentine law have created new incentives for individuals to pursue employment-related litigation in Argentine courts.

Moreover, on May 21, 2014 the National Labor Court of Appeals ruled that nominal annual interest rate for personal loans with free use of the Argentine National Bank for 49 to 60 month term (currently 3% per month), shall be applied for matters under the Buenos Aires City Labor Courts, including those with pending sentences, instead of the monthly average interest rate for loans of the Argentine National Bank (currently 2.055% per month). This new disposition represents an increase in interest rate that was reflected prospectively in the estimation of the labor claims provisions. An additional risk exists since the court might intend to apply such rate retroactively to labor credits not yet acknowledged by a court sentence, which could result also in an increase of our financial costs. Although, there are solid legal arguments against the retroactive application of the new interest rate, if a disadvantageous resolution prevails, we estimate that it will not have a significant impact on the Group´s financial position, result of operations and cash flows.

The Company is also exposed to claims of employees of contractors and subcontractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

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

In the past, Personal was subject, and is currently subject, to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

Personal maintains agreements with VAS suppliers. Amounts billed to its customers resulting from these agreements are recorded as Personal’s revenues while commissions paid to VAS suppliers as a percentage of services billed to customers are recorded as expenses (Costs of VAS). Personal’s customers can subscribe to VAS services directly from the VAS supplier, who reports to Personal the services it provides to their customers. During 2013 and 2014 there was a significant increase of VAS revenues. Customers and consumers’ trade unions brought up different claims against Personal regarding these services. Although Personal has taken actions in connection with the VAS suppliers in order to reduce risks regarding the provision of non-authorized services to its customers, we cannot assure you that new and significant claims regarding VAS services will not be presented in the future.

PART I - ITEM 3 RISK FACTORS — RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

By the end of 2014, Personal has started the implementation of a new system to monitor the customer subscriptions to VAS, which is expected to be completed in year 2015.

Recently, there has been a growing trend of sanctions imposed by the Regulatory Bodies on Telecom Argentina for technical reasons, mainly related to the delay in repairing defective lines and/or installing new lines. In addition, there have been an increased number of sanctions on Telecom Argentina and Personal relating to service failures. Although penalties are appealed in the administrative stage, if the appeals are not solved in our favor in administrative or judicial stage for amounts over those recorded, or the penalties imposed by the CNC are increased in number and /or cost, it could have an adverse effect on our financial situation, results of our operations and cash flows.

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

Telecom Argentina and Personal may face increased risk of employment, commercial, regulatory, tax and customers’ proceedings, among others. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover from these matters. See “Item 8—Financial Information—Legal Proceedings.”

The enforcement of the New Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on us.

On June 2, 2014 Law No. 26,940 Ley de Promoción del Trabajo Registrado y Prevención del Fraude Laboral was published in the Official Gazette. The new norm, among other topics, establishes a Public Record of Employers with Labor Sanctions (“the Record”) and defines a series of labor and social security infringements by which an employer shall be included in said record.

The employers included in the Record shall be subject to different types of sanctions, such as: the inability to access public programs, benefits or subsidies, to access public banking credit, or to enter into contracts and licenses of property owned by the National government, or to participate in the awarding of concessions of public services and licenses. In turn, the employers who are repeat offenders for the same infringement for which they were added to the Record within a 3-year period after the first final sanction decision, shall not be able to deduct from the Income Tax the expenses related to their employees while the employers are included in the Record. This new regulation applies both to Telecom and its contractors and subcontractors, who could initiate claims to Telecom for direct or indirect responsibility. Depending on the way the Labor Ministry applies the new Law, the effects of this new labor regulation for the companies based in Argentina, including Telecom may vary and cannot be predicted.

The enforcement of regulations aimed at protecting consumers, including the new regime of conflict resolutions concerning consumer relations, may have an adverse effect on us.

The Consumer Protection Law No. 24,240 (the “Consumer Protection Law”) establishes a series of principles and rules for the protection of consumers and users. It states a sanctionary proceeding which foresees a conciliatory process before imposing any sanctions. The Consumer Protection Law applies to the telecommunications industry and to any other industry in which consumers and users are involved.

Telecom Argentina and Personal have received several customer complaints in connection with the provisions of the Consumer Protection Law that were filed with different law enforcement bodies

PART I - ITEM 3 RISK FACTORS — RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

(national, provincial or municipal). In the last few years there was also an increase in legal actions brought by consumer associations. See “Item 8—Financial Information—Legal Proceedings—General Proceedings—Consumer Trade Union Proceedings.”

On September 19, 2014, the Argentine Congress passed Law No. 26,993 which approved a new Prior Mediation Service for Consumer Relations Conflict (COPREC). The purpose of this initiative is to give effective solutions to the consumers’ problems, by creating fast track proceedings.

Law No. 26,993 introduces two essential changes: i) it establishes that fines imposed on the basis of Consumer Protection Law must be previously paid in order to be appealed and judicially challenged, and ii) it creates a compensation system for consumers, consisting of a mediation phase, and an administrative and/or judicial process that takes place before the Auditor of Consumer Relations or the Federal Justice for Consumers’ Relations. See “Item 4—Information on the Company—Regulatory and Legal Framework—Legal Framework—New Conflict Resolution Regime for Consumer Relations Matters.” The new Regime is currently being implemented. As of the date of this Annual Report, we cannot foresee its effects on the Telecom Group.

This situation may entail risks for Telecom Argentina and Personal concerning, among others, the prices charged for its services, the obligation to return amounts charged for its services or penalties which may be excessive in relation to the revenues for the services rendered.  If such were the case, any of such consequences could have an adverse effect on our financial situation, results of our operations and cash flows.

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

In addition, starting in February 2012 all import operations of goods and services must be filed and approved in advance by AFIP. Such procedure could also negatively affect our supply chain, generating delays in the provision of raw materials, equipment and handsets that are imported by our suppliers and/ or us. In the last case, the Company assumes trade payables in foreign currency with suppliers abroad, which require strict and complex approval procedures to access to foreign exchange market to make payments abroad. Moreover, as a result of the payment of the frequency bands

PART I - ITEM 3 RISK FACTORS — RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

awarded to Personal in the Public Auction at the end of 2014, the Company reduced significantly the financial assets in foreign currency that it maintained abroad, thus reducing our capacity to use those assets to make direct payments to foreign suppliers and shareholders, if needed.

Operations of our subsidiary Núcleo could be affected depending on the way the Paraguayan government calls for a public auction for additional frequency bands to provide mobile services through 4G technology.

The provision of new mobile services through 4G technology will require the awarding of additional frequency bands in Paraguay (Band 1,700 MHz or AWS).  As of the date of this Annual Report, there is no formal process initiated for this purpose. Neither a schedule for the frequency bands auction nor the conditions that the authorities will require to participate in the auction have been published. If the auction terms and conditions do not act as an incentive for competition and do not help to reduce the current concentration of the mobile telecommunication market (see “Item 4—Information on the Company—The Business—Competition.”) we cannot assure that the operational, economic and financial situation of Núcleo will not be negatively affected.

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

PART I - ITEM 3 RISK FACTORS — RISKS ASSOCIATED WITH TELECOM AND ITS OPERATIONS	TELECOM ARGENTINA S.A.

ITEM 4.        INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom is one of the largest private-sector companies in Argentina in terms of revenues, net income, capital expenditures and number of employees. Telecom Argentina has a non-expiring license (the “License”) to provide fixed-line telecommunications services in Argentina, and it also provides other telephone-related services such as international long-distance service, data transmission, IT solutions outsourcing and Internet services. Through our subsidiaries, we also provide mobile telecommunications services and international wholesale services.

As of December 31, 2014, we had approximately 4.1 million fixed lines in service. This is equivalent to approximately 19 lines in service per 100 inhabitants in the Northern Region of Argentina and 370 lines in service per employee.

As of December 31, 2014, our Internet business reached approximately 1.8 million Accesses and our mobile business had approximately 19.6 million subscribers in Argentina and approximately 2.5 million subscribers in Paraguay.

Business Strategy

In the Telecom Group we focus on growth and profitability with the objective of generating value for our customers, investors, suppliers, employees and in a wider sense, for the communities we operate in. We are aware of the relevance of the services we commercialize in an era where connectivity and timely access to information are essential to improve people’s quality of life, their education and the improvement of economic productivity.

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

We invest in our human resources through communication, training and development programs, promoting work-life balance, enabling telecommuting and providing open and transparent relationships with individual employees and trade unions. We conduct our activities in accordance with the principles and values in our Code of Business Conduct and Ethics, which applies to all managers and employees in the Telecom Group, and which we extend to our suppliers, contractors, and consultants of the Company, who receive a copy of the Code. We have an experienced Management team that has demonstrated flexibility and aimed at achieving operational and economic goals.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Even though the penetration of the communication services in the Argentine market has reached a certain level of maturity, new opportunities of market development may arise with a more favorable context for investment and competition of the sector, especially as of the assignment of new radio spectrum bands for the mobile business which shall enable to improve the current 3G services, and in particular to boost high speed data services through the 4G technology. Additionally, the recent approval of a new law regulating telecommunication services represents business challenges and opportunities which so far were off-limits for the operators entirely due to legal reasons. So, we have the opportunity to start offering our customers and the Argentine society all the potential our technological investments may provide.

We believe that the strategy implemented by our Management sets the foundations for the Telecom Group to reach its goals of continuous service quality improvement, strengthening its market position and increasing its operating efficiency in light of new regulations for telecommunications and other rules of general application affecting the private sector in Argentina.

Organizational Structure

The following chart shows our subsidiaries as of December 31, 2014, and jurisdiction of organization.

(*)      Dormant entity as of December 31, 2014.

(**)    On May 5, 2014 Núcleo’s Board of Directors approved the creation of Personal Envíos S.A. (“Envíos”), a company which develops financial mobile services in Paraguay. Envíos was officially registered in the Commercial Public Register of Paraguay in October 2014 and commenced its operations in January 2015.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Consolidated Subsidiary Information

The following table presents information relating to our consolidated subsidiaries for the year ended as of December 31, 2014:

Subsidiary (1)	Activity	Segment	Percentage of Ownership	Percentage of Telecom’s Total Revenues and other income (5)
Telecom Personal S.A.	Mobile Services	Personal Mobile Services	99.99	69.6
Núcleo S.A. (2)	Mobile Services	Núcleo Mobile Services	67.50	4.7
Personal Envíos S.A. (3)	Financial Mobile Services	Núcleo Mobile Services	67.50	—
Telecom Argentina USA Inc.	International Wholesale Services	Fixed Services	100.00	0.3
Micro Sistemas S.A. (4)	Electronic Equipment Sales	Fixed Services	99.99	—
Total				74.6

(1)          Personal and Micro Sistemas are incorporated in Argentina, Núcleo and Envíos are incorporated in Paraguay and Telecom Argentina USA is incorporated in the United States.

(2)          Interest held indirectly through Personal. The non-controlling interest of 32.50% is held by ABC Telecomunicaciones S.A. (a Paraguayan company).

(3)          Interest held indirectly through Núcleo. Envíos commenced its operations in January 2015. The non-controlling interest of 32.50% is held by ABC Telecomunicaciones S.A.

(4)          Dormant entity as of December 31, 2014.

(5)          Includes service revenues, equipment sales and other income with third parties.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

Recent Developments

Telecom Argentina´s Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at their meeting held on March 17, 2015, called an ordinary shareholders’ meeting to be held on April 29, 2015, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2014 (P$3,673 million) suggested by the Board of Directors to be allocated as follows: (i) P$804 million (P$0.83 per outstanding share) for distribution as cash dividends to be paid on May 11, 2015; (ii) P$2,869 million to the “Reserve for Future Cash Dividends” and (iii) the delegation of authority to Telecom Argentina’s Board of Directors to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$649 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends during fiscal year 2015.

Personal Annual Shareholders’ Meeting

Personal´s ordinary and extraordinary shareholders’ meeting held on April 15, 2015, approved, among other items, the allocation of P$2,931 million of retained earnings as of December 31, 2014 as follows: (i) P$248 million to Legal Reserve and (ii) P$2,683 million to the “Reserve for Future Cash Dividends”. The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions for allocating and distributing such reserve.

Telecom Personal´s financial debt

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million. This new loan is a 27-months bullet loan with three-month interest payments at a weighted average rate of three-month LIBO plus 8.25%. The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction, among those the limitation that Personal will not incur new indebtedness other than the permitted indebtedness if, as a result of the incurrence thereof, its consolidated total leverage ratio (consolidated debt to consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan) is greater than 3.0 to 1.0 or its consolidated interest

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

coverage ratio (consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan to consolidated net interest) is lower than 3.0 to 1.0.

The funds are to be used for the acquisition of the remaining 3G and 4G licenses and the acquisition of PP&E and inventories.

History

Telecom Argentina was created by Decree No. 60/90 of the PEN dated January 5, 1990, and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, its legal name was changed to “Telecom Argentina STET-France Telecom S.A.” and on February 18, 2004, it was changed to “Telecom Argentina S.A.”

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

On the Transfer Date, pursuant to the terms and conditions of a transfer contract (the “Transfer Agreement”), the Argentine government sold 60% of the common stock of Sociedad Licenciataria Norte S.A. to Nortel, a holding company formed by a consortium of investors including Telecom Italia, among others. In 2003, Nortel’s common stock was transferred to an Argentine company named Sofora. Pursuant to the provisions of Telecom Argentina’s List of Conditions as amended by SC Resolutions No. 111/03 and No. 29/04: (i) any reduction of ownership of Nortel in our capital stock to less than 51% without prior approval of the Regulatory Bodies; or (ii) any reduction of ownership of current common shareholders in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies, may result in the revocation of Telecom Argentina’s telecommunications license. In addition, through SC Resolution No. 111/03 the Telecom Italia Group and W de Argentina—Inversiones (a company that is part of the Argentine Werthein Group) are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

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

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer made by Fintech to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17%

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

of the capital stock of Sofora to Fintech; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and a half years.

As of the date of this Annual Report, Telecom Italia Group holds 51% of Sofora, 32% is held by W de Argentina—Inversiones (a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group) and 17% is held by Fintech Telecom LLC (a limited liability company organized under the laws of the State of Delaware, U.S.). See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel.”

The transfer of the 51% controlling interest held by the Telecom Italia Group in Sofora to Fintech is conditional upon prior approval by regulatory authorities. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel.”

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

Through September 30, 1999, Telecom Argentina provided domestic and international communication services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the Basic Telephone Services market. See “—Regulatory and Legal Framework—Regulatory Framework—Liberalization of the Argentine Telecommunications Industry” below. The Argentine telecommunications market was opened to full competition beginning in November 2000. As a result, Telecom Argentina now offers services throughout Argentina and competes with Telefónica and with a number of additional local operators.

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

The companies we aggregated to create the segments are as follows:

Segment	Consolidated Company / Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (1)
Personal Mobile Services	Personal
Núcleo Mobile Services	Núcleo
Personal Envíos (2)

(1)          Dormant entity as of December 31, 2014.

(2)          Envíos was officially registered in the Commercial Public Register of Paraguay in October 2014 and commenced its operations in January 2015.

On February 10, 2014 Personal’s Board of Directors approved the sale of its equity interest in Springville S.A., an Uruguayan subsidiary, which was completed on February 19, 2014.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Fixed Services. Telecom Argentina owns a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Since the market was open to competition, Telecom Argentina expanded its network in the Southern Region of Argentina providing nationwide services. Fixed services are comprised of the following:

•                  Basic Telephone Services. Telecom Argentina provides Basic Telephone Services, including local, domestic and international long-distance telephone services and public telephone services.  As of December 31, 2014, Telecom Argentina had approximately 4.1 million lines in service;

•                  Interconnection services. Telecom Argentina provides interconnection services, which primarily include Access, termination and long-distance transport of calls;

•                  Data transmission and Internet services. Telecom Argentina provides data transmission and Internet services, including traditional Broadband and mobile Internet, Internet dedicated lines, private networks, national and international video streaming, transportation of radio and TV signals and videoconferencing services. As of December 31, 2014, Telecom Argentina had approximately 1.8 million Internet accesses;

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

Personal’s service offerings include voice communications, GSM, 3G and 4G mobile communications over UMTS / HSPA / HSPA+ /LTE technology networks (including high-speed mobile Internet, content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and cloud backup services). In providing those services Personal also sells mobile communication devices (handsets and tablets).

We also provide mobile services in Paraguay through Núcleo, a subsidiary of Personal.

As of December 31, 2014, Personal had approximately 19.6 million mobile subscribers in Argentina and Núcleo had approximately 2.5 million subscribers in Paraguay.

See Note 28 to our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2014, 2013 and 2012—(B) Results of Operations by Segment” for additional information as to our results of operations by segment.

Fixed Services

Telecom Argentina is the principal provider of Basic Telephone Services in the Northern Region, and since late 1999 has also provided Basic Telephone Services in the Southern Region.

Since November 2000, the telecommunications sector in Argentina is completely open to competition. Our operations are subject to a complex series of laws and regulations of the Argentine government. In addition, we are subject to the supervision of the Regulatory Bodies. See “—Regulatory and Legal Framework—Regulatory Framework” below.

The Argentine government has taken certain measures that have affected revenues from the services we provide. Since the enactment of the Public Emergency Law in January 6, 2002, the rates charged by Telecom Argentina for fixed line services such as measured service, monthly basic charges, public telephone service, domestic, national and international long-distance, installation charges and most of supplementary services (except for lines and equipment maintenance) have been pesified (Regulated Services since the Transfer Date). See “—Regulatory and Legal Framework—Regulatory Framework—Rates.”

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Telecom Argentina’s Telephone Network

Telecom Argentina’s fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the deployment of Telecom Argentina’s telephone network:

	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Number of installed lines (1)	4,763,336	4,699,254	4,850,554	4,792,530	4,688,977
Net lines installed (during each year)	64,082	(151,300)	58,024	103,553	93,934
Net lines installed cumulative (2)	3,192,372	3,128,290	3,279,590	3,221,566	3,118,013
Number of lines in service (3)	4,093,038	4,123,795	4,127,858	4,141,135	4,107,082
Net lines in service added for the year	(30,757)	(4,063)	(13,277)	34,053	46,822
Net lines in service added cumulative	2,691,069	2,721,826	2,725,889	2,739,166	2,705,113
Lines in service per 100 inhabitants (4)	19	19	20	20	20
Pending applications (5)	75,213	91,950	152,210	133,977	83,984
Public phones installed	29,957	33,650	36,813	40,079	44,846

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

a)    Retail — Residential and Business Customers

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice. The number of pulses varies depending on the type of customer. As of December 31, 2014 and 2013 approximately 82% of lines in service were for residential customers and public telephony and approximately 18% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to certain retired individuals and low-consumption residential customers.

Measured Service Charges. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers, which is based on telephone usage. Measured service is billed at the price per unit of time. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. During the summer months (December through March), there is a decreased in the consumption due to the fact that many customers are on vacation. Additionally, due to competition, Telecom Argentina offers discounts to customers mainly for domestic long-distance service as semi-flat rate plans that include a set quantity of minutes for a fixed charge.

During 2014 and 2013, the volume of local minutes has decreased by approximately 7.6% and 6.5%, respectively, due to the strong growth in mobile telephony and the resulting migration of traffic to

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

mobile service. During 2014, revenues from local traffic continued to increase leveraged by the growth of lines with volume of minutes included in the plan and subscription plans, despite the drop in traffic volume.

Total volume of domestic long-distance minutes decreased by approximately 6.6% and 6.0% in 2014 and 2013, respectively. Ever since the Northern Region was opened to competition in 1999, Telecom Argentina has maintained its position as the regional market leader for domestic long-distance traffic. During 2014, deploying a similar strategy to that which was adopted for local traffic, we maintained sales of targeted and selective flat-rate plans positioned to maintain average revenues generated by customers.

International Long-Distance Service. International long-distance traffic minutes increased approximately 5.6% and 0.9% in 2014 and 2013, respectively. Since 1992, international rates have been reduced annually as a consequence of the application of the Price Cap described in “—Regulatory and Legal Framework—Regulatory Framework—Rates—Rate Regulations—Price Cap.” Telecom Argentina also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new fixed lines. Telecom Argentina offers discounts in multiple localities to reduce the rate authorized by the government, with the aim of stimulating demand in those areas. The penetration of fixed-line telephony has been affected by the maturity of the Argentine market.

Public Telephone Services. As of December 31, 2014, there were 29,957 public lines installed of which 2,112 are in the Southern Region. Local and domestic long-distance traffic experienced a systematic reduction as a result of a strong development in the mobile industry in Argentina.

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

During 2014, we maintained our efforts on ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the World Class multi-site network of Datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

In addition, we continued making additional investments at the major Datacenter in Pacheco, consolidating its position as leader in the market and enhancing the level of services supplied. Such investments will enable Telecom Argentina to support business growth in the next few years with the highest market standards.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

been more than offset by increased Broadband Accesses. As a result, Dial-up Access represents a marginal percentage of Telecom Argentina’s revenues.

The following table illustrates the evolution of Internet services:

	December 31,
	2014	2013	2012
Fixed Internet access lines (1)	1,771,050	1,706,787	1,629,294
Arnet subscribers	1,749,111	1,686,982	1,621,643

(1)         Includes Accesses in the Northern and Southern Regions.

The market for Broadband has experienced growth in 2012, 2013 and 2014 throughout the country, increasing 9%, 7% and 4%, respectively  Broadband can be delivered through three technologies: cable modem, ADSL and mobile; cable modem and ADSL being the most widely used. In the local market, ADSL connections exceeded the number of cable modem and mobile connections. Telecom Argentina markets its ADSL service through its Arnet brand and in partnership with other Internet services providers.

During the last six years, Telecom Argentina continued to increase its customer base. As of December 31, 2014, we reached approximately 1.8 million Accesses. During 2014, our efforts to communicate effectively with our customers and special offers with competitive prices according to segment helped us to maintain the leadership of our products under the brand Arnet.

Continuing the evolution of Internet access services, during the year 2014 services focused on offering higher speed access to customers.

In 2014, Telecom Argentina expanded the bundling of Broadband and voice services, by launching a fixed monthly payment plan for residential customers which includes packs of calls from a fixed-line to a mobile phone.

Also, in 2014, “Arnet Play” (the video streaming service for Telecom Argentina’s residential customers) was improved, increasing the video offers.

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

The main solutions and businesses developed during 2014 included:

•                 Completion of the implementation of a software to manage and control corporate mobile lines of an important national bank.

•                 Installation of a trunked communication network for security service calls for a subway network in the metropolitan area of Buenos Aires City.

•                 Renewal of a contract for the management of software services for emergency calls in a northern province of Argentina.

•                 Implementation of a key mobile services project in an important Argentine coastal region.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Additionally, the following projects are underway and are expected to be completed in 2015:

•                 Relocation of the communication service system of the national airport of Argentina.

•                 Assessment study for the development of 911 emergency call systems for some provincial governments of Argentina.

c)     Wholesale

Interconnection Revenues: Telecom Argentina collects fees from other operators for interconnection services. These fees primarily include local Access, termination and long-distance transport of calls, rentals of network capacity and commissions on calling party pays fees. These fees are payable by mobile operators as well as fixed-line operators.

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

Telecom Argentina continued to strengthen its position as a provider of solutions for the broadcasting segment by offering transportation solutions for audio and video signals both as dedicated private links and on the Internet. We provided solutions to cable operators and TV channels for the distribution of video signals. In 2014, we continued to increase the number of clients connected to Telecom Argentina’s video matrix located in the city of Buenos Aires.

In 2014 Telecom Argentina continued to execute a contract to transport and distribute signals in Open Digital TV (Television Digital Abierta) for ARSAT. Also Telecom Argentina has transmitted, among others, the video signal of 2014 FIFA World Cup, in high definition resolution, the video signal of the Four Nations Rugby Championship from the places where the events took place to central distribution in the British Telecom Tower in London, and has transmitted the Moto GP 2014, from Termas de Rio Hondo-Santiago del Estero State.

International Long-Distance Service: Telecom Argentina holds a non-expiring license to provide international telecommunications services in Argentina, including voice and data services and international point-to-point leased circuits.

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

•                  international point-to-point leased circuits; and

•                  international data and IP transit services.

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 593 million minutes in 2014, 588 million minutes in 2013 and 676 million minutes in 2012.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

connects Argentina with the U.S. (Miami) in a submarine fiber optic ring. These rights, which last for 15 years, allow the interconnection of the IP backbone of Telecom Argentina with IP Transit providers in Miami. Telecom Argentina has also contracted Transit IP in Buenos Aires to ensure better performance regarding regional traffic.

Through our wholly owned subsidiary in the United States, Telecom Argentina USA, a corporation organized under the laws of the State of Delaware, we focus mainly on wholesale long-distance international traffic, video and data services.

Telecom Argentina USA, routes the majority of its wholesale traffic through its own switching capabilities. In 2014, Telecom Argentina USA, continued operating a node of high-definition video in Miami, thus extending the Telecom video matrix to the international market.

Network and Equipment

In 2014, our network strategy continued to focus on the development of the capacity and availability of the network in order to improve the quality of the services.

Availability, security and capacity of the backbone core of the network improved by means of the implementation of the “Red Centurión” which is a network at 100 Gbps. This “Red Centurion” connects the cities of Cordoba, Rosario and Buenos Aires.

In that context, the deployment of the MPLS packet transportation network (PTN) at 10 Gbps continued. On the other hand, the plan to shorten the loop continued, which boosts the capacity of the current fixed Broadband enabling even higher speeds and the ability to offer value added services (“VAS”) that would demand wider bandwidth.

Additionally, further progress was made in the deployment of fiber optic rings for urban access in certain exchanges and locations enabling the connection of fiber optic close to the mobile access nodes -VDSL outdoor nodes- (Loop Shortening).

In 2014 the FTTH network infrastructure began deployment in predetermined areas with customers currently connected via copper pairs.

Additionally, the strategy of installing FTTB (Fiber to the Building or fiber up to the building) in new undertakings continued. The year 2014 ended with more than 180 undertakings.

Personal Mobile Services and Núcleo Mobile Services

We provide mobile services through our subsidiaries in Argentina and Paraguay.

Mobile Telecommunication Services in Argentina—Personal

The market for mobile telecommunications services in Argentina is characterized by constant growth and intense competition. Operators are generally free from regulation to determine the pricing of services, with the limited exception of CPP charges for termination of calls originating on a fixed line network. See “—Regulatory and Legal Framework—Regulatory Framework—Other Regulations—Rates—Calling Party Pays — CPP.” There are currently three mobile operators offering nationwide service. The penetration of mobile service in Argentina has increased from approximately 134.8% of the population as of December 31, 2012, to approximately 143.6% in 2013 and to approximately 140.2% in 2014. This information regarding penetration of mobile service is an estimate, as there are no official statistics published in Argentina, and only considers lines serviced by the three operators providing nationwide mobile telecommunications services (i.e., it does not include Nextel providing trunking telephony and other telecommunication services in Buenos Aires and cities in the interior).

Service providers in Argentina are making significant capital expenditures in new network infrastructure for the deployment of 4G, 3G (and HSPA+) technology, which allows for the higher transmission speeds required for Value Added Services such as data transfer, video calling and Internet browsing.

Our mobile telecommunications services in Argentina are provided through our subsidiary, Personal. We provide mobile services throughout Argentina via STM, SRMC, SCMA and PCS networks. Personal utilizes GSM and 3G technologies in its networks and primarily offers its services of STM and SRMC services on the 850 MHz frequency band and PCS service on the 1,900 MHz frequency band. In addition, since December 2014, Personal has offered LTE technology service through the frequency bands awarded to Personal in November 2014. See “—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum.”

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

a)             Residential and Business Customers

Personal subscribers are offered a variety of flexible pricing options for mobile services. These options include prepaid, post-paid and mixed plans.

Prepaid Plans. Under prepaid plans, the subscriber pays in advance for telephone calls and Value Added Services using prepaid credit. When the subscriber runs out of credit, he or she can purchase prepaid cards using a prepaid system or can purchase virtual credit on Personal’s website, by phone, at ATMs and drugstores, or through authorized agents. When a subscriber places credit on the prepaid card, he is able to make and receive local, national and international calls. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption.

Post-Paid Plans. Personal offers a National Flat Rate post-paid plan and a Local Flat Rate post-paid plan. Post-paid plans include caller ID, voicemail and a personalized greeting, call forwarding, data services, a multimedia personalized greeting, telephone technical support and call waiting. The plans offer Personal Digital Invoicing, enabling subscribers to view, download and print their invoices from the web. Depending on the plan, and the monthly fee, they might include Value Added Services such as social network access, e-mail or data allowance for browsing the Internet, as well as specific contacts (on-net numbers) that can be contacted by voice or SMS for free.

Under both plans, National Flat Rate post-paid plan and a Local Flat Rate post-paid plan, a subscriber pays a monthly bill consisting of a monthly user fee plus Value Added Services and a charge for airtime used in excess of the amount included in the plan. These plans generally offer a specified number of free seconds per month. Once the free seconds have been used, the subscriber can continue using the mobile service at a set price per second. The charges for additional airtime will be added to the next month’s bill. Under the National Flat Rate Plan, a subscriber can make calls to and from any location within Argentina at a constant rate because the airtime rate includes the local public network, national long-distance and national roaming. Under the Local Flat Rate Plan, where the airtime rate includes the Local Public Network and Roaming, a subscriber can make local calls within any locality in the country but calls from one locality to another are charged at an extra rate.

Cuentas Claras. Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract credits per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system. Under this plan, a subscriber can use its monthly credit or its pre-paid credits for calls, social network access, e-mail or data allowance for browsing the Internet, as well as specific contacts (on-net numbers) that can be contacted by voice or SMS on a free basis.

The following table presents information regarding Personal’s post-paid, prepaid, “Cuentas Claras” and Mobile Internet dongle subscribers bases for the periods indicated:

	As of December 31,
	2014	% of Total	2013	% of Total	2012	% of Total
Mobile subscribers:
Prepaid (1)	13,262,265	67.7	13,539,423	67.4	12,720,001	67.0
Post-paid (2)	2,155,258	11.0	2,417,344	12.0	2,386,656	12.6
“Cuentas Claras” (2)	3,993,349	20.4	3,878,962	19.3	3,476,512	18.3
Mobile Internet dongle	174,711	0.9	252,188	1.3	392,081	2.1
Total	19,585,583	100.0	20,087,917	100.0	18,975,250	100.0

(1)         Lines with at least one recharge in the last thirteen months as of December 31 of each year.

(2)         Lines with payment modality through the billing to the customer.

New products and services. Personal continued to deepen its strategy based in the concept “Cada Persona es un Mundo — Each Person is a World” with the launch of various products, promotions and benefits to meet the diverse communication needs of different types of customers. The quality in customer experience continued as the strategic axis that crossed all the initiatives developed by Personal during 2014.

Personal also increased the granting of benefits in recharges and service packages for its customers, optimizing their plans’ convenience.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In October 2014, Personal launched an innovative offer called “Día Full” (Full day), which consists of a new rate per day scheme for Post-Paid Plan, giving the possibility of one day with a high limit of communications and connections consumption (up to 10 thousand of seconds and 1,000 SMS per day) after the first fixed charge is expensed. Customers can choose between “Día Full” plan or the traditional rate scheme that Personal has offered since 2011, which offers unlimited internet mobile per day.

Furthermore, Club Personal, the loyalty program which continues to grow reaching approximately 6.2 million members as of December 2014 (+11% as compared to 5.6 million as of December 2013) and over more than 500 participating businesses, continued to evolve in widening benefits for its members.

In relation to the strategy of contacts with customers, Personal presented a new model of personal assistance in commercial offices through the country, which is based on the experience and education of each customer, to respond to their needs and increase its satisfaction. During 2014, two sales offices were opened with the new model across the country. Thus, the sales network of Personal reached 67 offices with a presence in several major cities.

Finally, Personal continued its strategy of repositioning its brand, with the realization of the 10th edition of Personal Fest, the most important international music festival in Argentina, which attracted more than 50,000 people over two days.

Personal’s ARPU was approximately P$74.2 per month for 2014 and P$66.8 per month for 2013.

b)             Wholesale

International Business. During 2014, Personal continued to position itself as a benchmark in international roaming services, expanding 3G data coverage in order to provide a better user experience to its subscribers.

Personal entered into over 310 data agreements (GPRS/EDGE) reaching over 125 3G launchings of a total of 365 international roaming agreements, which provide service in 165 countries.

In order to increase the number of roaming destinations Personal implemented a second Roaming Hub which expanded international coverage.

Also, Personal enhanced the coverage of destinations reached by the International SMS service through two contracted SMS Hubs, which enable greater flexibility and reliability of the service.

The IPX technology was implemented by Personal, with the aim to improve customers’ data roaming service experience. Through this technology, the interconnection is made by signaling and GRX solution which allows Personal to more efficiently and quickly satisfy customers’ demands for increased bandwidth.

 In order to reveal data consumption by customers abroad and to be in line with the global policies of the GSM Association, during 2014 Personal continued providing the following features to its international services:

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

 Domestic Business. During 2014, Personal continued to strengthen its relationship with operators and suppliers of telecommunication services, cooperative federations and clearing house services suppliers. Personal renewed contracts with existing operators of such services or entered into new ones. Also, Personal signed new agreements with cooperatives to install new sites in their towns in order to achieve or improve mobile coverage in those areas. On the other hand, Personal continues to contract non-conventional sites for the same purpose. In addition, Personal expanded agreements with other operators of resources and facilities (data links and transmission, interconnection resources, origination, termination, minutes transport, conventional and non-conventional site leases and domestic roaming) that contributed to the development of Personal mobile network.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Personal’s Network and Equipment

Personal is the operator of mobile networks at a national level, and uses world-class technology providing GSM, third-generation services and fourth-generation services.

The mobile network infrastructure and the fixed network infrastructure are complementary. Therefore, the development strategy for Personal’s network aims to maximize the synergies of investments of the Telecom Group as an integrated operator group.

In 2014 the strategy of improving the coverage and capacity of the mobile access network continued. To this end, the extension of the network 2G (especially for voice traffic) continued, exceeding 3,700 sites with 2G radio bases distributed across the country at the end of 2014.

Regarding coverage and capacity improvement, it should be noted that municipalities usually impose restrictions on the construction of base station towers or other infrastructure, alleging visual contamination and neighbors’ complaints. Those situations may hinder the completion of network build-outs affecting the quality of services, the launching of new services and generally requiring additional investments and operating expenses.

On the other hand, because of the results of the auction of spectrum SCMA, the deployment of the LTE technology began. Also, the new spectrum PCS and SRMC acquired in said auction started to be equipped with 3G technology. See “—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum”

Personal also continued with its strategy of increasing the number of radio bases connected with fiber optics and full IP connectivity, in order to ensure the availability of Broadband for covering current and future customer needs.

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

During 2014, the telecommunications sector in Paraguay showed good performance, with growth levels above 3% compared to 2013. The subscriber base increased 2.5% as compared to the previous year. As of December 31, 2014, Núcleo had 1,999 thousand pre-paid subscribers, 319 thousand subscribers with the service plan “Plan Control”, 29 thousand post-paid subscribers and 129 thousand mobile Internet subscribers.

The communication strategy of Núcleo in early 2014 focused on the launching of the “Whatsapp gratis con todas tus recargas” (free “Whatsapp” with all your recharges) campaign which granted the pre-paid subscribers the possibility of free “Whatsapp” application service every time they make a recharge, and for post-paid and “Plan Control” subscribers, the application included in their mobile Internet plan.

Later on, aiming at differentiation, Núcleo focused on a new concept “Multiplicate” (Multiply yourself) whose objective is to make it possible for the customer to obtain up to fourfold promotional balance for making calls, sending messages, or using Internet.

In the second semester, Núcleo worked on a renewal process of its products, always focusing on the same concept; this is how the “Era de la Multiconexión” (Age of Multi-connection) was born, with the objective of positioning Núcleo as a functional multi-connections company that would make people’s life easier through Connectivity and Entertainment.

 At VAS level, Núcleo signed an agreement for offering “Spotify”; this is the world brand leader for music streaming. In this way, Núcleo was the first operator to offer a prepaid music streaming service.

 As to the mobile financial services, the Board of Directors’ meeting of Núcleo held on May 5, 2014, approved the incorporation of Envíos, a new company whose objective is the delivery of mobile financial services in Paraguay. The shareholding structure of Envíos corresponds 97% to Núcleo, 2% to Personal and 1% to ABC Telecomunicaciones S.A. Envíos was officially registered in the

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Commercial Public Register of Paraguay in October 2014 and commenced its operations in January 2015.

Núcleo’s Network and Equipment

Núcleo continued with the upgrading of the Access network initiated in 2012, completing the last Stage of the project, through the swap of 58 mobile sites in departments of the interior of the country. The Circuit Core and packet Core were expanded, performing the upgrading and Hardware and Software extensions of all the network nodes. Additionally, a new “MGW” (“Media Gateway”) node was incorporated to the network increasing the swap capacity of the Circuit Core.

In addition, traffic capacity and quality were improved by means of the incorporation to the network of 107 new mobile sites in Paraguay. Extensions in all the mobile network have taken place to be able to face the growth of the data traffic, for which 1,339 new 3G cells were activated. On the other hand, the use of the available spectrum was optimized, extending the network by 20%. Additionally, the coming into operation of a new section of optic fiber in the Paraguayan Chaco was completed with the incorporation of 500 km of wiring to ensure the traffic ring of this region and of the northern area.

Competition

Fixed Services

Basic Telephony and International Long-Distance Services. Before November 1999, Telecom Argentina held an exclusive license to provide Basic Telephone Services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (commercially known as Telmex), Impsat (commercially known as “Level 3 Communication” formerly “Global Crossing”), IPlan, Telecentro, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the rates it charges for its services and experience limited loss in market share in the Northern Region.

Internet and Data Services. We face nationwide competition in the Internet service market in Argentina from Telefónica, Gigared, Cablevisión (Fibertel) and Telecentro (providing a triple-play offer), among others. Our data services business faces competition from Telefónica, Grupo Telmex Argentina and from several providers of niche data services such as Impsat, IPlan and others.

Mobile Telecommunications Services

Mobile Telecommunications Services in Argentina. The mobile telecommunications market in Argentina has been open to competition since 1993 and was expanded to include PCS services in 1999. In addition, GSM technology has created intense competition for subscribers among the various service providers, including giving rise to severe pricing pressure, significant handset subsidies and increased sales incentives provided to dealers. The introduction of 3G technology since May 2008 has allowed operators to focus competition on Value Added Services.

Currently, there are three operators providing nationwide mobile telecommunications services. These three operators are Personal, Telefónica Móviles Argentina and América Móvil. Nextel competes on a limited level, offering trunking telephony services in Buenos Aires and selected cities in the interior, in addition to offering mobile telecommunication services in those cities.

América Móvil, operating in Argentina under the trade name “Claro” (formerly CTI), is one of the country’s largest mobile operators in terms of number of subscribers and has provided STM cellular services in the Northern and Southern Regions outside of the AMBA since 1994 through the 850 MHz band (25 MHz in each region). Claro also holds a 40 MHz license for its PCS services in the AMBA and a 20 MHz license for PCS in each of the Northern and Southern Regions. In addition, as a result of the Spectrum Public Auction, Claro was awarded the PCS frequency bands 1,867.5-1,870 MHz and 1,947.5-1,950 MHz for the Southern Region, 1,892.5- 1,895 MHz and 1,972.5-1,975 MHz for the

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Northern Region and 1,870-1,875 MHz and 1,950-1,955 MHz for the AMBA and SCMA frequency bands 1,720-1,730 MHz and 2,120-2,130 MHz, while the SCMA 723-738 MHz and 778-793 MHz have not been yet awarded.

Telefónica Móviles, operating in Argentina under the trade name “Movistar,” is another of the largest mobile operators in Argentina in terms of number of subscribers. Movistar is the result of Telefónica’s merger of Unifón and Movicom in 2005. Movistar operates in the AMBA through the 850 MHz band with a total of 30 MHz, and a total of 20 MHz for PCS. It also holds a total of 50 MHz for its PCS licenses for the Northern Region, and a total of 25 MHz for its PCS license in the Southern Region. This Southern Region is Unifon’s original service area, where it also holds a 25 MHz license for STM. In addition, as a result of the Spectrum Public Auction, Movistar was awarded the SCMA frequency bands 1,710-1,720 MHz, 2,110-2,120 MHz, while the 703-713 MHz and 758-768 MHz have not been yet awarded.

Nextel Argentina provides trunking telephony and other telecommunications services in Buenos Aires and cities in the interior. Nextel Argentina’s service currently focuses on business subscribers in the main cities of Argentina.

Meanwhile Personal holds a non-exclusive, non-expiring license to provide mobile telephony services (STM) in the Northern Region of Argentina holding 25MHz in 850MHz frequency bands, and licenses to provide data transmission and VAS throughout the country, as well as registration for national and international long distance services. In addition, Personal holds non-expiring licenses to provide mobile radio communication services (SRMC), holding 12,5MHz in 850MHz frequency bands in AMBA, and non-expiring licenses to provide PCS services nationwide. To provide PCS Personal holds 30MHz in 1900 frequency band in the AMBA, 20 MHz in the Northern Region, and 40 MHz in the Southern Region.

As a result of the Spectrum Public Auction, Personal was awarded additional frequency bands 830,25-834 MHz and 875,25-879 MHz for SRMC in AMBA (7,5MHz), and PCS frequency bands in 1890-1892,5 MHz and  1970-1972,5 MHz in the Northern Region (5 MHz) and 1862,5-1867,5 MHz and  1942,5-1947,5 MHz in the Southern Region (10MHz). Personal was also awarded 30 MHz for SCMA in 1730-1745 MHz and 2130-2145 MHz frequency bands, while the SCMA bands 713-723 MHz and 768-778 MHz, have not been yet awarded. All these frequencies were awarded for the term of 15 years.

The acquisition and retention of high-value customers continues to be a key factor to Personal’s strategy, which is focused on maintaining customer’s consumption through the launch of new products and services that enable retention of existing customers.

See “—Regulatory and Legal Framework —Regulatory Framework—Licenses granted as of December 31, 2014” for additional details on Personal’s license.

Mobile Telecommunications Services in Paraguay. Currently, there are four participants in the mobile telecommunications services market in Paraguay. As of December 31, 2014, Núcleo’s major competitor was Tigo (a Millicom International Cellular subsidiary). The operators provide services through 2G and 3G technology. The Paraguayan market is highly competitive, where Tigo holds a great portion of the market (more than 50% of market share). In addition, in August 2012, Tigo acquired the major TV cable operator - which in turn held a portion of the 2,600 MHz band available for 4G Services - , thus widening its business and strengthening its position in the industry. Although the governmental authorities have expressed their intention to call for an auction for the awarding of additional frequency bands to provide 4G services throughout Paraguay, as of the date of this Annual Report there is no formal process initiated for this purpose.

REGULATORY AND LEGAL FRAMEWORK

REGULATORY FRAMEWORK

Regulatory Bodies and General Regulatory Framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Law No. 27,078 (“Ley Argentina Digital” or “LAD”) was published in the Official Bulletin on December 19, 2014, and has been in force since its publication. The new law incorporates major amendments to the regulatory framework applicable to the provision of telecommunication services in Argentina and creates the AFTIC, as a decentralized and autonomous agency within the scope of the  PEN which shall act as the Regulatory Authority of the LAD.

Amendments to the regulatory framework include rules relating to prices and rates, for more information see “Item 3—Risk Factors—Risks associated with Telecom and its Operations—The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.” As of the date of this Annual Report, Management of the Company is assessing the alternatives provided by the new law.

AFTIC will replace the SC and the CNC as its function is the regulation, control, supervision and verification concerning Information and Communication Technologies (ICT) in general, and in particular of the telecommunications, postal service and all those matters integrated to its field in accordance to the text of the LAD and the applicable regulations and the policies set by the National government. In addition, Article 87 of LAD establishes the transfer, under the scope of competence of the AFTIC, of the SC, of the CNC, of Argentina Soluciones Satelitales S.A. (ARSAT), of the Correo Oficial de la República Argentina S.A. (“CORASA”) and of the national plan “Argentina Conectada.”

However as of the date of this Annual Report, the AFTIC has not yet been established.

Until the LAD came in force, the activities of Telecom Argentina and Personal were supervised and controlled by the CNC as Control Authority, a governmental agency under the supervision of the SC (which was in turn supervised by the Ministry of Federal Planning, Public Investments and Services). The CNC was in charge of general oversight and supervision of telecommunications services. The SC had the power to develop, suggest and implement policies, which were applicable to telecommunications services, to ensure that these policies are applied, to review the applicable legal regulatory framework, to approve the frequency band scheme, to act as the enforcing authority with respect to the laws governing the relevant activities, to approve major technical plans, to approve tariffs for basic fixed services and to resolve administrative appeals filed against CNC resolutions, among others.

The principal features of the Telecom Group’s regulatory framework in Argentina have been created by:

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

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force to the extent that the provisions of such Decree do not conflict with such Law until the Regulatory Authority has drawn up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation. Also, the LAD states that Law No. 19,798 (“Ley Nacional de Telecomunicaciones” passed in 1972) and its amendments shall only prevail in respect of those regulations not opposing its provisions.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Envíos is supervised by the National Central Bank of Paraguay. Additionally, Telecom Argentina USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (“FCC”).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Licenses granted as of December 31, 2014

To Telecom Argentina

As of December 31, 2014, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

To the Company’s subsidiaries

As of December 31, 2014, the Company’s subsidiaries have been granted the following licenses:

•                  Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina and data transmission and Value Added Services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014, Personal has been granted 15-year licenses for the use of the frequencies resulting from the Public Auction.

•                  Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services (STM) in Paraguay as well as PCS services in certain areas of that country. In addition, Núcleo has been granted a five-year renewable license to provide Internet services, data transmission and videoconferencing throughout the country.

Spectrum

Decree No. 671/14

Decree No. 671/14, published in the Official Bulletin on May 14, 2014, annulled Sections 2 and 3 of Decree No. 2,426 issued on December 13, 2012 which provided that the remaining spectrum in the 850 MHz and in 1,900 MHz bands had to be assigned to the state-owned operator ARSAT. Such remaining spectrum had been subject to a public auction process called for by SC Resolution No. 57/11, which later became ineffective for reasons of opportunity, merit and convenience.

Decree No. 671/14 also readjusts the previous assignments of the new spectrum bands, instructing the SC to implement the applicable measures to assign 108 MHz of the bands contained between 698-806 MHz as well as 120 MHz between the 1,710-1,770 and 2,110-2,170 MHz bands “exclusively to the Land Mobile Service.”

In addition, Decree No. 671/14 instructs the SC to call a public auction for this new spectrum plus the remaining spectrum in the 850 and 1,900 MHz bands mentioned above (band 1,900 MHz: 30 MHz in the Northern Region and AMBA; 35 MHz in the Southern Region, and band 850 MHz: 7.5 MHz in AMBA).

SC Resolution No. 17/14

SC Resolution No. 17, published in the Official Bulletin on May 16, 2014, assigns 120 MHz of the 1,710-1,770 MHz and 2,110-2,170 MHz bands to the Land Mobile Service. Previous assignments are considered ineffective.

In addition, SC Resolution No. 17 ratifies the suspension to make new assignments of frequencies in the band segments next to those from 1,770-850 MHz and from 2,170-2,200 MHz, a suspension that had been in effect since 2001.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Resolution also states that systems which are currently operated by other operators in the newly assigned bands must migrate within a two-year period away from the use of those bands. Those operators must contact the applicable Regulatory Authority, within 60 days from the publication of such Resolution, to coordinate their systems’ migration.

SC Resolution No. 18/14

SC Resolution No. 18, published in the Official Bulletin on May 19, 2014, assigns 108 MHz of the 698 to 806 MHz band to the Land Mobile Service, leaving previous assignments (broadcasting and fixed systems) without effect.

In addition, this Resolution, as well as Resolution No. 17/14 referred to above, provides that systems which are currently operated by other operators in the 698 to 806 MHz band must migrate within a two-year period away from the use of this bands, for which purpose they must contact the applicable Regulatory Authority, within 60 days of the publication of this Resolution, to coordinate their systems’ migration.

SC Resolution No. 37/14

SC Resolution No. 37, published in the Official Bulletin on July 7, 2014, approved the General Regulations for the Advanced Mobile Communications Service (Servicio de Comunicaciones Móviles Avanzadas or “SCMA”). This service is defined as a telecommunications wireless service which, by the use of digital access technology, supports low and high user mobility, high rates of data transfer, interoperability with other fixed and mobile networks, with capability for international roaming. The focus of the service is on the switch of packages that allow the use of a broad range of applications, including those based on multimedia content.

The SCMA shall be provided by using the 698 to 806 MHz band (108 MHz) and the 1,710 to 1,770 MHz and 2,110 to 2,170 MHz bands (120 MHz). A 60 MHz spectrum cap exists for each provider and all the national territory is considered as a sole Area of Use of this service.

The network technology and architecture may be chosen by each provider. However, certain minimum parameters are established such as supporting bandwidth channels of 10, 15 and 20 MHz, and reaching theoretical high peak speeds of 100 and 50 Mbps, for the descending and ascending connections respectively, for a 20 MHz channel and support high spectral efficiencies (5 and 2.5 bps/MHz, respectively, for each direction of transmission). It also sets forth minimum speeds of 14Mbps for the descending connections and 6Mbps for the ascending connections.

The SCMA shall be subject to the rules set forth in these Resolutions, the List of Conditions issued for the frequency bands auctions to be used for the provision of this service and the regulations to be approved to such effect.

SC Resolution No. 38/14

On July 7, 2014, SC Resolution No. 38 was published in the Official Bulletin. Such Resolution establishes: (i) a call for a Public Auction process (the “Auction process”) for the awarding of the remaining frequencies of the Personal Communication Services (Servicio de Comunicaciones Personales or “PCS”), of the Cellular Mobile Radiocommunication Services (Servicio de Radiocomunicaciones Móvil Celular or “SRMC”), as well as those of the new spectrum for the SCMA recently created and (ii) the approval of the Auction Terms and Conditions for simultaneous auction of the aggregate of the remaining spectrum in the 850 and 1,900 MHz Bands, and the 698 to 806 MHz bands, plus 90 MHz of the 1,710/1,770 — 2,110/2,170 MHz bands for the SCMA service (remaining out of the auction and available for further use, 30 MHz corresponding to the 1,755-1,770 sub-band and 2,155-2,170), respecting the corresponding spectrum caps (50 MHz for SRCM + PCS and 60 MHz for SCMA).

The above mentioned Terms and Conditions set forth the general principles and conditions of the auction, the applicable rules, the auction timetable, the Terms and Conditions purchase price (P$200,000 pesos), the economic capacity (Equity of P$1,500 million) and conditions of the offerors (they shall be telecommunications licensees), the economic-financial and technical documentation to be submitted for the prequalification, the coverage compliance obligations of the successful bidders, the base values of the frequency bands to be auctioned, and the procedures and formalities of the public auction.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots:

•                  The first one, to be auctioned exclusively among entering operators who shall qualify for the public auction, shall be comprised of 20 MHz in the 1,900 MHz band for each of the three Regions, plus 20 MHz in the 700 MHz band and other 20 MHz in the 1,700/2,100 MHz band.

•                  Another six lots comprised by spectrum segments in the 850 and 1,900 MHz bands, which would allow Personal and the mobile operator Claro, to complete their respective spectrum caps —taking into account that Movistar has already reached its cap in each of the Regions of operation of the SRMC and PCS services: Personal could acquire up to 5 MHz in the Northern Region, up to 7.5 MHz in the AMBA and up to 10 MHz in the Southern Region, while Claro could acquire up to 5 MHz in the Northern Region, up to 10 MHz in AMBA and up to 5 MHz in the Southern Region.

•                  And three final lots, comprised, each one, by combinations of segments of 20 or 30 MHz of new spectrum in the 700 and 1,700/2,100 MHz. bands (creating two lots of 50 MHz and the last one of 40 MHz, respectively).

The MHz base price for the bandwidth to be auctioned was fixed in U.S. dollars, as detailed below:

BAND	MHZ BASE PRICE (in millions of US$)
SCMA (700 MHz)	9.87
SCMA (1.7/2.1 GHz)	9.44
SRMC	6.00
PCS Area I	1.00
PCS Area II	4.40
PCS Area III	0.60

The selection procedure for the best economic offer will consist of an auction of each of the Lots (“The Public Auction”).

The authorizations for the use of the frequencies subject to the public auction are granted for a fifteen (15) year period starting on the date on which the administrative act of choosing a bidder is notified. Once such period ends, the SC may extend it if expressly requested by the successful bidder (which extension shall be subject to the price and conditions to be determined by the SC).

The Terms and Conditions provide for certain coverage obligations to be reached within a five year period: localities of up to 500 inhabitants in the whole country and almost all the corridors of relevant federal and provincial roads, setting forth various intermediate stages for complying with such unfolding. It also imposes certain obligations of domestic roaming (which are not taken into account in the calculation of the coverage obligations) and for sharing of passive infrastructure with the incoming operators (in up to 50% of the sites that the latter must unfold). In addition, as consideration for the acquisition of even only one of the six lots corresponding to the SCRM or PCS services, the current mobile operators must guarantee that all their sites provide mobile Internet of at least 1Mbps (descending), by the end of the fifth year.

On July 24, 2014, Personal acquired a copy of the Auction’s Terms and Conditions, and on August 28, 2014 and September 4, 2014, made inquiries to the SC and requested clarifications on some of the provisions set forth in the Terms and Conditions. The Terms and Conditions were also acquired by Telefónica Móviles, AMX Argentina S.A. (“Claro”), Nextel S.A., Cablevisión S.A. and Arlink S.A., who also made several inquiries.

SC Resolution No. 62/14 issued on September 10, 2014 and published in the Official Bulletin on September 11, 2014, approved Amending Circular No.1 of the Terms and Conditions (and its Exhibit), pursuant to which the SC responded to inquiries made by the acquirers of the Terms and Conditions and amended some of the provisions included in it.

In addition, SC Resolution No. 64/14 issued on September 16, 2014 created a Pre-qualification Commission, consisting of CNC and SC representatives, which was in charge of issuing the prequalification reports regarding the offerors and any challenges that may arise.

On September 18, 2014, Personal submitted Pre-qualification and Background Forms in order to participate in the Public Auction, and the Pre-qualification Commission as provisioned in the Terms and Conditions requested and received from the CNDC a report which concludes that the potential awarding of frequencies to the four companies who tender offers in the Public Auction (Telecom

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Personal, Telefónica Móviles, Arlink and Claro) “would not represent a situation which might threaten free competition in the current circumstances of the mobile telecommunications market, without any questionings or exceptions on this respect.”

Based on said report of the CNDC and on the Opinion of the Pre-qualification Commission, the SC provided for Resolution No. 65/14, pre-qualifying Personal, as well as Telefónica Móviles Argentina S.A., Arlink S.A. and AMX Argentina S.A., to participate in the Auction process.

On October 31, 2014 the Public Auction process corresponding to the tender was held. Personal submitted its bids and won in the following Lots:

•                  For the SRM service, in Lot No. 2 (Band: 830.25-834 / 875.25-879);

•                  For the PCS service, in Lot No. 5 (Band: 1,890-1,892.5 / 1,970-1,972.5) and in Lot No. 6 (Band: 1,862.5-1,867.5 / 1,942.5-1,947.5); and

•                  For the SCMA service, in Lot No. 8 (Band: 1,730-1,745 / 2,130-2,145 and Band: 713-723 / 768-778).

For the acquisition of these frequency bands, Personal has committed US$ 658 million (currency of offer) in the Public Auction and its economic offer for the Lot No. 8 resulted the highest one offered in the Public Auction. In accordance to Article 48 of the Terms and Conditions, within the 20 days following the Public Auction, the SC will issue the act of awarding of the frequency bands to the winning companies.

Through SC Resolution No. 79/2014 the SCMA service was awarded to Personal, while SC Resolutions Nos. 80/2014, 81/2014, 82/2014 and 83/2014, that were published in the Official Bulletin of Argentina on November 27, 2014, provided that the following frequency bands are awarded to Personal:

SC Resolution	Lot No.		Frequency Band	Exploitation area/ (Service)	Amount paid millions of US$	Capitalized cost of acquisition (in millions of P$)
80/14	5	PCS	1890-1892.5 Mhz and 1970-1972.5 Mhz	Northern (3G)	5.0	43
81/14	2	SRMC	830.25-834 Mhz and 875.25-879 Mhz	AMBA (3G)	45.0	387
82/14	6	PCS	1862.5-1867.5 Mhz and 1942.5-1947.5 Mhz	Southern (3G)	6.0	51
83/14	8	SCMA	1730-1745 Mhz and 2130-2145 Mhz	Country (4G) partial awarding	354.7	3,049
					410.7	(*) 3,530

(*) Includes P$18 million corresponding to the tax on debits to bank accounts/ that were capitalized in the cost of the licenses.

On December 17, 2014, Personal made the payment of the auction amounts corresponding to the awarded frequency bands and provided the corresponding compliance guarantees. In the case of Lot 8, the payment was made on account of the single and total price offered for the referred Lot which amounted US$ 602 million. Personal requested that the awarding of the frequency bands for the SCMA Services forming Lot 8 partially awarded to Personal by means of SC Resolution No. 83/2014 should be completed, and it made the corresponding reservation of rights, stating that the demanding commitments established by the Auction Terms and Conditions be computed as from the date in which the remaining frequency bands were awarded. If those frequency bands were not awarded to Personal, the Auction commitments should be redefined to establish which corresponds to the frequency bands effectively awarded.

The full awarding of Lot 8 becomes essential for the compliance with the commitments included in the Auction Terms and Conditions. Once such awarding that shall enable to access Frequency Bands SCMA 713-723/768-778 takes place, Personal shall pay the equivalent to US$247.3 million (the remaining balance of the bid amount), and shall provide compliance guarantees for 15% of said amount.

The Auction Terms and Conditions established strict coverage and network deployment commitments which will require significant investments on the part of Personal.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Some of the obligations stated in the Terms and Conditions are the following:

•                  Extend the SRMC, STM and PCS coverage in such a way that it reaches all locations with at least 500 inhabitants in a time period that shall not exceed 60 months.

•                  Upgrade the network infrastructure in a time period that would not exceed 60 months, in such a manner that in all the network locations where mobile Internet services are offered  a minimum of 1 Mbps per user be guaranteed in the downlink for SRMC, STM and PCS.

•                  For the SCMA (Annex III of Terms and Conditions) progressive coverage obligations in the Argentine Republic territory are established, in five differenced stages, completed in the 60-month-period with coverage in locations with more than 500 inhabitants.

Taking into account that the awarding of SC Resolution No. 83/14 has been partial, Personal requested the SC that said terms be computed as from the awarding date of the 713-723 to 768-778 MHz band, thus completing the awarding of Lot 8.

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

•                  the sale, encumbrance or transfer of assets which has the effect of reducing services supplied without the prior approval of the Regulatory Bodies;

•                  a reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51%, or the reduction of ownership of Sofora in the capital stock with voting power of Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies (as of December 31, 2014 all Nortel’s ordinary shares belong to Sofora);

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

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

•                  repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/2013;

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•                  repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

•                  repeated or persistent failure of the coverage obligations set in Annex III of the List;

•                  assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without prior authorization from the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  repeated interruptions of the services;

•                  any voluntary insolvency proceedings or bankruptcy of Núcleo; and

•                  non-compliance with certain obligations.

Liberalization of the Argentine Telecommunications Industry

In March 1998, the Argentine government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry, (or the “Plan”). Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of Basic Telephone Services until sometime between October 8, 1999, and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of paid telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses. Beginning in late 1999, two new operators, formed by independent operators, mobile operators and cable television operators were permitted to offer services. These new operators, together with the existing licensees of Basic Telephone Services, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing before the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “—Decree No. 764/00” below.

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

During 1999, competition in local, national and international long-distance services was established among Telecom Argentina and Telefónica and Compañía Telefónica del Plata (CTP, Movicom Bell South) and Compañía de Telecomunicaciones Integrales S.A. (CTI, now Claro), the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Techtel (Telmex), Impsat (Level 3 Communication — formerly Global Crossing), IPlan, Telecentro, Telefónica and Telecom Argentina.

Pursuant to the Plan, the liberalization of public telephone services began. On December 9, 1998, Telecom Argentina was granted (upon the subsequent issuance of SC General Resolution No. 2,627/98) a license to provide public telephone services in the Southern Region.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Decree No. 764/00

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force to the extent that the provisions of such Decree do not conflict with the law until the Regulatory Authority has drawn up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation.

On September 5, 2000, the PEN issued Decree No. 764/00 which enacted four new regulations:

•                  the regulation of licenses for telecommunications services;

•                  the interconnection regulation;

•                  the regulation governing the administration, management and control of the radioelectric spectrum; and

•                  the Universal Service (“SU”) regulation.

The basic guidelines for these regulations are as follows:

1. General Regulation of Licenses. This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, mobile, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services and there are no restrictions on participation by foreign companies. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to obtaining a license. This regulation governs the license through which Telecom Argentina offers services in the Southern Region and supplements Telecom Argentina’s obligations pursuant to its preexisting licenses.

2. Interconnection Regulation. Compared to the prior interconnection regulation (Decree 266/98), this regulation provides for a reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of Local Loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability.

3. Regulation Governing the Administration, Management and Control of the Radioelectric Spectrum. This regulation establishes the principles and requirements governing the administration, management and control of the radioelectric spectrum. According to the regulation, authorizations or permissions will be granted subject to SC’s right to substitute, modify or cancel them without any grantee right to indemnification. New grants of authorizations will have a minimum duration of five years. The authorizations or permissions for use of frequencies may not be transferred, leased or assigned, in whole or in part, without prior authorization by the SC.

4. Universal Service (“SU”) Regulation. Decree No. 764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (the “SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the SU liability which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

• SU Regulation established by Decree No. 558/08

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

In defining “Universal Service,” the new regulation established two categories: (a) geographical areas with uncovered or unsatisfied needs and (b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of SU programs already being administered and implementing programs that had been under review. The financing of SU ongoing programs which were recognized as such will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive auction.

The Decree requires Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of the Decree’s publication.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

Providers of telecommunications services shall rely on the assistance of a technical committee made up of seven members (two members appointed by the SC, one member appointed by the CNC, three members appointed by the telecommunication services providers — two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — and another member appointed by independent local operators). This technical committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive auction and adjudication of new SU programs, with prior approval by the SC.

The technical committee has been created and it is fully operative. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without the provision of Basic Telephone Services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long-distance, international long-distance and Internet services in towns that did not provide Basic Telephone Services. The proposed projects approved by the SC would be sent to the technical committee of the SU Fund so that availability of funds can be evaluated and they can be included in an auction process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and No. 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to provide the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented using SU Fund resources, through public biddings. The first bid for the “Internet for educational institutions” program for 4,900 schools, was awarded to Telecom Argentina, among others. Telecom Argentina is finishing the installation of the last project facilities, which will reach 1,540 schools and generate revenue to us from the FFSU of approximately P$5 million per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority to be redefined. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of this Annual Report, the auction program has yet to be drawn up.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

On January 26, 2011, the SC issued Resolution No. 9/11 establishing the “Infrastructure and Facilities Program.” The Resolution provides that telecommunication service providers can contribute to the projects in this program only the amounts corresponding to their pending SU contributions under Annex III of Decree No. 764/00, before the effective date of Decree No. 558/08.

•SU Fund in Telecom Argentina

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

Pursuant to SC Resolutions No. 80/07, SC No. 154/10 and CNC No. 2,713/07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,742 (unaudited). This receivable has not yet been recorded as of December 31, 2014 since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting to approximately P$1,496 million since July 2007 through March 2, 2015 (the date of issuance of the consolidated financial statements as of December 31, 2014), and included in the above-mentioned receivables — are not considered an Initial Indicative Program. Such resolution was appealed by Telecom Argentina. As of the date of this Annual Report, the outcome of this appeal is still pending.

Telecom Argentina was notified of SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “, respectively, did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore they cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting legal arguments based on which such resolutions should be revoked. The deductions that were objected to by the SC Resolutions amount to approximately P$633 million and are included in the credit balance mentioned in the third paragraph of this Section.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately P$208 million. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution. However, it cannot be assured that these issues will be favorably resolved at the administrative stage, or, later at a judicial stage.

On March 19, 2014 the CNC notified Telecom Argentina of a claim in connection with an alleged breach of Resolution No. 2,516/13 (as amended Resolution No. 3,998/13) stating that Telecom Argentina had omitted to submit the SU calculations corresponding to the period January 2001 - June 2007 and ordering Telecom Argentina to submit such calculations and, if applicable, to make the corresponding penalty payments.

As of the date of this Annual Report, Telecom Argentina has filed a response to defend its rights and requested that the CNC rescind the claim.

•SU Fund in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately P$112 million into an account held under their name at the Banco de la Nación Argentina.

During the first quarter of 2011, the above-mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, the SU Fund monthly contributions are now being made into such escrow account.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing the “Infrastructure and Facilities Program.” The Resolution provides that telecommunication service providers can contribute to the projects in this program only the amounts corresponding to their pending SU contributions under Annex III of Decree No. 764/00, before the effective date of Decree No. 558/08.

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

On April 9, 2014 Personal filed an amended proposal for the project pursuant to the SC’s request. This new filing consists of additional detailed information about the project’s scope. As of the date of this Annual Report the Project is pending of approval.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, do not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Article 3, of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provides that certain amounts already deducted may be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No. 50/12 requesting its nullity. As of the date of this Annual Report, this matter is still pending.

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

It cannot be assured that this issue would be favorably resolved in the administrative stage, or, later at a judicial stage.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•Amendments of Law No. 27,078 (“LAD”) to the SU

The LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions the LAD establishes the creation of a new FFSU and the fact that the investment contributions corresponding to the SU programs be managed through said fund, whose assets shall belong to the National government.

The licensees of ICT services shall be obliged to make investment contributions to the FFSU equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the Regulatory Authority may dispose of, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

The Law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the FFSU of Decree No. 558/08, the resources therein foreseen in Section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the FFSU created by the LAD in the conditions determined by the Regulatory Authority.

The SU funds will be applied by means of specific programs. Its content and the corresponding awarding mechanisms shall be defined by the Regulatory Authority who may entrust the execution of these plans directly to the entities included in Section 8, paragraph b, of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

As of the date of this Annual Report, the new FFSU has not been established.

Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

In the normal course of business, telecommunication service providers face the possibility of incidents in their networks or other assets which could have varying impacts on the services provided to customers. The regulatory framework applicable to Telecom Argentina and Personal provides for the possibility of interruptions in the provision of services and also allows for the suspension of service in case of unforeseen circumstances or force majeure. In particular, the list of conditions of the Mobile Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by SC Resolution No. 60/96) provide for a penalty regime taking into account the period of the service interruption, exempting from any sanction the total service provision interruption of no more than 24 hours and partial service interruptions for periods of less than seven days. The Telecom Group seeks to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has initiated various administrative procedures against Telecom Argentina and Personal related to various network incidents, including some originated by cases of unforeseen circumstances or force majeure, imposing penalties of various amounts for the companies of the Telecom Group.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident and impact	Sanctions
06/12/2012	Telecom Argentina	2½ hours (affecting certain services in some cities)	Fine of approximately P$0.6 million.
06/12/2012	Personal	2½ hours (affecting certain services in some cities)	Fine of approximately P$0.6 million and P$10 of reimbursement to each customer affected, with a penalty of P$4,690 for each day of delay in complying with the reimbursement.
03/08/2013	Personal	2 hours (affecting certain services in some cities)	Fine of P$6 million and P$30 of reimbursement to each customer affected, with a penalty of P$140,700 for each day of delay in complying with the reimbursement.
04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately P$2 million and P$60 of reimbursement to each customer affected, with a penalty of P$140,700 for each day of delay in complying with the reimbursement.
05/10/2013	Personal	10 hours (affecting certain services in some cities)	Fine of approximately P$0.6 million and a daily fine of P$1,407 per day of delay in complying with reporting required by the CNC with respect to the incident.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, arguing that these penalties should not be imposed. As of the date of this Annual Report, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

SC Resolution No. 1/13

On April 8, 2013, SC Resolution No. 1/13 was published in the Official Bulletin, requiring that all mobile operators guarantee the availability of network service, even in emergency situations, in which case the normal provision of mobile services must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, SC Resolution No. 1/13 established that mobile operators provide, within 45 days, a contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of this Annual Report, Personal has appealed SC Resolution No. 1/13 stating that the resolution should be repealed. However, Personal has met its commitment to present a Contingency Plan for emergency situations under the requirements of the resolution.

On January 26, 2015, the CNC provided comments on Personal’s Contingency Plan and also required the reporting of the measures chosen to implement the Plan and the status thereof. As of the date of this Annual Report, Personal is analyzing the comments received by the CNC and the amendments to be made to the Contingency Plan which had been timely submitted.

SC Resolution No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This resolution approved a “telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina, as well as the obligation to provide periodic information to the CNC.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

CNC Resolution No. 3,797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

Pursuant to the provisions of CNC Resolution No. 3,797/13, Telecom Argentina and Personal have submitted their respective “Technical Reports” (detailed technical specifications of the measurement process) and have made their submissions providing the required information pursuant to the provisions of SC Resolution No. 5/13.

On August 14, 2014 the CNC notified Telecom Argentina and Personal that the audits and technical verifications that the Regulatory Authority shall perform on the supply of services regarding licenses of Telecom Argentina and Personal will be performed following the processes and methods of measurement exhibited in the respective presentations of the “Technical Reports.” The CNC also notified the Company that these shall be carried out using the principles set forth in SC Resolutions No. 5/13 and CNC No. 3,797/13. Notwithstanding, the CNC is developing verification tasks of the mobile services by means of tests of calls and data with measuring mobile devices in different locations of the country using procedures different from those defined in the Quality Regulation and is also making available the results by publishing them at “www.quenosecorte.gob.ar.”

Within the scope of said verifications, the CNC has initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No. 3,797/13. The Management of Personal has in a timely basis submitted its defense against these claims.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the CNC, the Company and Personal have carried out the corresponding reservations of their rights in each of their submissions. In addition, the Company has stated in its different submissions that, due to the special circumstances that affect its tariff structure, the compliance of the burdensome operative and customer service parameters set forth in SC Resolution No. 5/13 should not apply.

New Regulation implementing billing per second.

Resolution No. 26/13 issued on December 17, 2013 changed the billing unit of pricing for calls originating on mobile services and the mechanism for informing the CNC of the conditions of existing commercial plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the billing of each call will consist of a fixed value corresponding to the initial communication block (including up to the first 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

Personal has made the necessary implementations to comply with the new provisions. Also, the CNC has initiated audits designed to verify the compliance of Personal with the implementation of the new billing method. The CNC has initiated compliance-related sanctions to which Personal has already responded. Personal does not anticipate an unfavorable outcome from this sanction process.

Disclosure of Mobile Communication Services Information

On June 11, 2014, Joint Resolution No. 29 of the SC and No. 81 of the Secretary of Commerce was published in the Official Bulletin, establishing new rules concerning the information that mobile communication services providers must disclose to consumers, regularly and free of charge. The Resolution became effective at the end of July, 2014.

Personal has made the necessary developments in its systems, in accordance with the timetable submitted to the CNC on July 22, 2014. However, the CNC has begun audits for purposes of verifying compliance with such Resolution, initiating a sanctioning procedure in which Personal has filed its response in defense of its rights.

Increase in the Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fixed-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed on during 2013 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements and this trend continued during 2014. As a result of the above, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative stage, sanctions and charges received (measured in terms of alleged infringements) increased 74% and 175%, respectively (2014 vs. 2013).

In determining the provisions for regulatory charges and sanctions, the Telecom Argentina’s Management, with the assistance of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, for further information see Note 2.k) to the Consolidated Financial Statements as of December 31, 2014.

Rates

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

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of P$9.5 million in accordance with SC Resolution No. 4,269/99. As a result, during fiscal year 2007, Telecom Argentina recorded a liability on the CNC final results, which was shown as a deduction from the Resolution No. 41/07 receivables. In April 2009, the CNC notified the offsetting of the P$9.5 million Rate Rebalancing amount with the Resolution No. 41/07 receivables (See “—Rates Regulations—Tax Stability: Social Security Contribution Variations”), thus ratifying the registration made by Telecom Argentina.

Historical Rates. The following table sets forth certain of our maximum monthly rates for various components of local service and domestic long-distance service which have been in effect since 1999:

	Maximum rate (1)
Residential:
Installation charge per line	P$	150
Monthly Basic Charge per line	U.S. Dollars (2)	13.23
Commercial:
Installation charge per line	U.S. Dollars (2)	150
Monthly Basic Charge per line	U.S. Dollars (2)	27.30
Prices:
Price per pulse (nominal)	U.S. Dollars (2)	0.0469

(1)         Figures shown do not include value added tax charged to customers.

(2)         In accordance with Public Emergency Law, these rates were pesified at the exchange rate US$1.00 to P$1.00.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Price Cap. The List of Conditions required that rates undergo an annual reduction until the Regulatory Bodies determine that there is “effective competition” in the markets we serve. The Price Cap was a regulation method applied in order to calculate changes in Telecom Argentina’s rates, based on changes in the U.S. C.P.I. and an efficiency factor. A 2% (measured in real U.S. dollar terms) reduction in the prior year’s rates was required for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement was maintained pursuant to the Rate Agreement, whereby Telecom Argentina was permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The application of annual reductions to the general level of rates established in the List of Conditions (Price Cap) has been implemented mainly by reducing the long-distance rates and (in Price Cap 1998) discounts to certain public entities, including the fire departments and public libraries. The CNC notified Telecom Argentina of the completion of the Price Cap 1998 audit which did not show any balance that needed to be applied. As a result of the 1999 Price Cap audit process and Telecom Argentina’s reviews, the Regulatory Authority notified us, in August 2009, of the existence of an outstanding balance of P$3.1 million plus interest. Telecom Argentina has offset this amount with the credit resulting from SC Resolution No. 41/07. See “—Rates Regulations—Tax Stability: Social Security Contribution Variations.”

On April 6, 2000, the Argentine government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the Price Cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to October 2001.

The 2000 Price Cap audit results are still pending. Should the outcome of these audit results yield a payable by Telecom Argentina, this payable can be offset with the receivables generated by Resolution No. 41/07. See “—Rates Regulations—Tax Stability: Social Security Contributions Variations.”

In April 2001, the Argentine government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set an efficiency factor for reduction of rates at 5.6% for the period from November 2001 to October 2002.

However, in October 2001, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply rate increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula could not be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited rate adjustments, resulting in the Pesification and the freezing of the regulated rates.

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

Letter of Understanding Relating to Basic Services. Pursuant to the Letter of Understanding 2006, described under “—Letters of Understanding (“LOU”) with the UNIREN” the government has agreed

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

that Telecom Argentina can increase the termination charges applied to incoming international calls and reduce the time bands for off-peak local rates.

Tax on Deposits to and Withdrawals from Bank Accounts (“IDC”). On February 6, 2003, the Ministry of Economy and Public Finance, through Resolution No. 72/03, defined the method to allow, going forward, rate increases on Basic Telephone Services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately P$23 million that arose before the issuance of Resolution No. 72/03. Telecom Argentina planned to claim such amount within the rate renegotiation process. In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount for its audit. Telecom Argentina had access to the CNC’s audit documentation which corroborates the amounts claimed by Telecom Argentina and its application of a similar offsetting method pursuant to Resolution No. 41/07 described below. As a result, the Company recorded as “Non-current Other receivable” a total of P$23 million.

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

Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and canceled payables stemming from reductions in social security contribution rates and other fines due by Telecom Argentina. As of December 31, 2014, Telecom Argentina has a net receivable of P$62 million which, in addition to the receivable of P$23 million corresponding to the IDC, is included in the line item “Other receivables” as non-current receivables.

Since Resolution No. 41/07 gives Telecom Argentina the right to offset receivables with existing and/or future regulatory duties and, given its intention to exercise this right, the receivable was recorded net of provisions. As of December 31, 2014, the provisions corresponding to these regulatory duties amounted to P$85 million.

In 2014, Telecom Argentina continued its practice of billing customers for the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

Renegotiation of agreements with the Argentine government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine government in November 1991, as amended in February 1992 (the “Tariff Agreement”). Pursuant to the Tariff Agreement, all rates were to be calculated in U.S. dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate existing at that time. Under the Convertibility Law that was effective until January 2002, the applicable exchange rate was P$1 to US$1. Rates were to be adjusted twice a year in April and October based on a variation of the U.S. Consumer Price Index (“CPI”). These adjustments were not applied since 2000 according to a resolution of the SC.

Additionally, in January 2002, the Argentine government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•              The pesification of rates;

•              The elimination of dollar or other foreign-currency adjustments and indexing provisions for rates;

•              The establishment of an exchange rate for dollar-denominated prices and rates of P$1 =US$1; and

•              The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine government.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Argentine government is entitled to renegotiate these agreements based on the following criteria:

•              The overall impact of rates for public services on the economy and income levels;

•              Service quality and investment plans, as contractually agreed;

•              The customers interests and access to the services;

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services or “UNIREN”), a ‘special division’ within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine government and service providers were to be revised and renegotiated. In October 2003, the Argentine government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine government enacted subsequent laws pursuant to which this term was extended through December 31, 2015.

Letters of Understanding (“LOU”) with the UNIREN

In May 2004, Telecom Argentina signed a LOU with the Argentine government pursuant to which it committed not to modify the current rate structure through December 31, 2004 and to continue with the tariff renegotiation process, which was expected to be concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend Internet services in the interior of the country at reduced prices.

Telecom Argentina has fulfilled its commitments under the LOU.

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN, within the framework of the renegotiation of its license, which had been initiated in 2004. Upon the fulfillment of the procedures set forth in the rules and regulations in effect, the Letter provides the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•             The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which would be disclosed when the analysis is completed;

•             Telecom Argentina’s commitment to invest in the technological development and updating of its network;

•             Telecom Argentina’s commitments to the achievement of its long-term service quality goals;

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Filings of Telecom Argentina during 2014

On June 18, 2014, Telecom Argentina made a filing before the SC requesting the adjustment of the SBT lines connection fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service under its charge, recomposing the connection fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to Telecom Argentina, taking into account that the revenues currently obtained for the installation of the Basic Telephone Service lines is much lower than the direct costs that Telecom Argentina incurs to connect new customers.  In addition, Telecom Argentina requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, and SC Resolution No. 5/13.

On July 23, 2014, the Company made a second filing before the SC pursuant to which it requested, among others matters: (i) an adjustment of the monthly basic charges of all the SBT categories set forth in the tariffs general structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, Telecom Argentina also requested that the SBT be excluded from the sanctioning regime provided by Decrees Nos. 1,185/90 and No. 62/90 and SC Resolutions No.10,059/99 and SC No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would in the end result in the provision of better services to its customers.

Following these presentations, on December 19, 2014 the LAD (under Title (VI) “Prices, rates and levies”), established a general rule (Article 48) by setting up a new legal framework. As of the date of this Annual Report, Management of the Company is assessing the implementation of alternative courses of action according to the new regulatory and legal framework.

Other Regulations

Buy Argentine Act. In December 2001, the Argentine government passed Public Law No. 25,551, the Buy Argentine Act (“Compre Trabajo Argentino”), and in August 2002, Decree No. 1,600/02 approved and brought such Act into effect.

The Act requires Telecom Argentina to give priority to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of Basic Telephone Services. Priority must be given to national goods and services as long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

The price per minute for the CPP (for fixed-line to mobile calls) is regulated by the SC based on average traffic volume and costs, as reported by the mobile operators under SC Resolution No. 623/02 which approved the calculation mechanism for the reference value of the TLRD costs for CPP modality. SC Resolution No. 48/03 fixed the values for the TLRD at P$0.335 per minute for peak-hours and P$0.22 per minute for off-peak hours, but these values had to be revised by the SC a month after their approval, with a second revision during the subsequent six months that was to be in turn followed by quarterly revisions. However, the SC has yet to complete these revisions.

The CPP price per minute for international calls has been agreed upon by the mobile operators and currently stands at US$0.18.

Regulation of Virtual Mobile Operators. SC Resolution No. 68/14, published in the Official Bulletin on October 28, 2014, approved the Regulation of Virtual Mobile Operators (“VMO”) and the Basic Requirements for VMO Agreements. Among its provisions, the Resolution states that the Network Mobile Operators (“NMO”) that have spectrum and infrastructure, shall annually file a reference offer for those interested in providing services as VMO, in which they will set forth the technical and economic conditions, which shall be reasonable and non-discriminatory. The Resolution also provides the modalities and procedures for the provision of such services.

Regulation applicable to mobile antenna radiation: With respect to the regulation which governs antenna radiation in Argentina, Resolution No. 202/95 of the Ministry of Health and National Social Services establishes the maximum permissible value of non-ionized radiation emissions, which is a regulatory requirement in compliance with SC Resolution No. 530 of December 20, 2000.

Also, to ensure compliance with these standards, CNC Resolution No. 3,690/04 states that, the holders of licenses of radio electric radio-communication stations and the licensees of radio-diffusion stations have to demonstrate that the radiation produced by the antennas of their respective stations do not affect the population in close proximity to these sites, by carrying out an evaluation in line with

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

the procedures established in Annex 1 of the regulation (“Protocol for the Evaluation of Non-Ionized Radiation”) or, to make a declaration by means of an affidavit as prescribed under Annex II of this Resolution (see in the Annex “conditions which must be completed by a radio-electric station enabling an evaluation which permits an owner to disclaim the presence of non-ionized radiation at their station”).

In 2014, the SC issued Resolution 11/2014, which creates the National Monitoring System for Non-Ionized Radiation (SiNaM), which, in conformity with the law, will have as its purpose the measuring of electromagnetic emissions, compliance with the National Security Standard for the Exposure of Radio-Frequencies, the pronouncement of policies among the relevant bodies and their adequate communication. The Resolution states that the operator of SiNaM will be the CNC and creates the “Working Group for the Common Control of Non-Ionized Radiation” under the supervision of the SC, which will draw up a Regulation for Internal Functions, with the purposes of articulating strategies and forming recommendations, in order to adequately comply with standards set out in the law. All mobile operators have been called to participate in that group.

Law No. 27,078 (LAD). On December 19, 2014, LAD was published and came into force. The new law declares the development of the ICT and its associated resources to be in the public interest, recognizing the essential character of essential public service of ICT under competitive conditions and for the use and access to the telecommunications networks for and between licensees of ICT services.

LAD establishes and guarantees the total neutrality of the networks in order to guarantee each user the right to access, use, send, receive and offer any content, application, service or protocol by Internet without any type of restriction, discrimination, distinction, blockage, interference, hindrance or degradation.

To this end, LAD prohibits lenders from blocking, interfering, discriminating, hindering, degrading or restricting the use, sending, receipt, offer or access of any content, services, protocols or applications, except by judicial order or an express request by a user. It also prohibits price fixing of content-based internet access, and access to services, protocols or applications which are may be used or offered, as well as arbitrary restrictions of the user’s right to use whichever hardware or software they may choose to access the Internet, so long as the user’s do not harm themselves or the network.

Telecommunications Law No. 19,798 (passed in 1972) and its amendments remains in force only to the extent that it does not conflict with the provisions set out under the new LAD (among those, e.g., Section 39 of Law No. 19,798 regarding the exemption of all levies on land use, subsoil and airspace for telecommunication services). The new LAD also repeals Decree No. 764/00 and its amendments, notwithstanding, however, the mentioned decree shall be in force in all that is not opposed to the LAD for the time required by the Regulatory Authority to draw the regulations  of Licenses, Interconnection, Universal Service and Spectrum.

With respect to current licensees, operators, providers and authorized users under the regime instituted by Decree No. 764/00 and amendments thereto, LAD establishes that the “Single Digital Argentine License” regime will apply to said parties from the moment of its enactment without further action being required by those parties where they currently fall under the “Telecommunications Single Service License.” The regime will apply without modification to the content, scope and effect of the new regime.

Among the most relevant provisions of LAD, which amends the regulatory framework in force as regards telecommunications are:

•     The recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services.

•     The rule on prices and rates established in Article 48 of the LAD states that the licensees of ICT services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin. The tariffs on essential and strategic public services of ICT which remain subject to competition, the tariffs of operators regarding Universal Service, and those tariffs that were qualified as “of public interest” for the AFTIC could be regulated by such regulatory body.

•     The exemptions of encumbrances, establishing that rate exemptions or reductions, prices and encumbrances of ICT in general and telecommunications in particular may be set on a precarious basis when the nature of certain activities so warrant.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•     The amendments as regards Universal Service.

•     The asymmetric regulation as universalization tools towards the development of an effective competition.

The new Law sets forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, the corresponding license being processed before the proper authority, and exempts the licensees of public services related with their scope of application of the restrictions imposed by Sections 24 paragraph i) and 25 paragraph d) of Law No. 26,522, as said regulations prevented public services companies from being licensees of audiovisual communication services.

In addition, the Law establishes the framework for suppliers entering the audiovisual communication services market setting forth that the Federal Authority of Audiovisual Communication Services shall determine the go-to-market conditions of audiovisual communication services for the suppliers and licensees of ICT. The law also states a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the licensees of ICT services with significant market power shall not be able to provide audiovisual communication services.

It also sets forth that the ICT service shall be provided throughout the national territory, considered for that end as a unique area of exploitation and supply, and the modification of the interconnection schedule, imposing higher obligations to the operators and more rights to the State for the regulation in this sense of the wholesale market.

The LAD, in turn, establishes that the Basic Telephone Service holds its status of public service (Section 54), and it defines it as the service for the supply of national and international telephone voice service, through the local networks, notwithstanding the technology used for its transportation, provided that it complies with the objective of allowing its users to communicate with one another (Section 6 paragraph c). In addition, in Section 90 of Title XI, it establishes that said definition, comprises the aspects of the definition established in the Bidding Terms and Conditions for the International Public Bidding process for the Privatization of the Supply of the Telecommunications Service timely approved by Decree No. 62/90.

With regards to the sanction regime, LAD establishes a new regime which will be regulated by the Application Authority, in conformity with principles and provisions that are established by law. Among the most important principles of LAD, it is important to note that the Application Authority may impose precautionary measures in line with (a) the immediate termination of unauthorized radio-electronic emissions, (b) the immediate termination of any other activity presumed to violate the law which could cause irreparable harm to end-users of services and (c) the sealing-off of equipment or facilities used in the provision of ICT services.

Any precautionary measures which have been issued will no longer have any effect once action is taken to remedy the prohibited acts.

The following types of penalties are included in LAD: warnings, fines, suspension of advertising, de-commissioning, disqualification, the confiscation of equipment and materials used for the provision of services, the de-commissioning and forfeiture of licenses, registration or the revocation of authorization or permits.

At the same time, the Law establishes that penalties which are imposed prior to the verification of an offence will be adjusted by taking into account the gravity of the offence, the income of the offender and the degree of harm to public interest, as well as considerations of aggravating or mitigating circumstances.

As of the date of this Annual Report the provisions to be set forth by the Regulatory Authority are still pending. The Company’s Management hopes that said provisions shall clarify certain controversial aspects of the new law, so as to be able to complete the evaluation of the operational, economic and financial impact the LAD shall have on the business of the Telecom Group in the following years.

Additionally, we cannot predict the way the Argentine government or the Regulatory Bodies will interpret the new mechanism regarding price and tariff increases. If rate restrictions for regulated services continue in the fixed services or new restrictions are imposed in non-regulated services, our operating margins could be negatively affected.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

LEGAL FRAMEWORK

New Law of Promotion of Registered Labor and Prevention of Labor Fraud

On June 2, 2014, Law No. 26,940 of Promotion of Registered Labor and Prevention of Labor Fraud was published in the Official Bulletin. This new Law, among other issues, creates a Public Registry of Employers with Labor Penalties (the “Registry”) and defines a range of labor and social security offenses pursuant to which an employer is to be included in such Registry.

The employers included in the Registry shall be subject to various kinds of penalties, such as: not being allowed to participate in public programs, benefits or subsidies, not having access to public banks credit, not being allowed to enter into agreements or receive authorizations to use state owned assets, or not being authorized by the Government to provide public services nor be granted licenses. In addition, those employers who commit the same offence pursuant to which they were included in the Registry within three years of the penalty will not be allowed to deduct their labor costs from their income tax, as long as they remain included in the Registry.

Regulation to implement the law was passed by the PEN on September 30, 2014. As a result, as of the date of this Annual Report, the Law is already effective. Exceptions to the penalty regime provided in its regulations are very limited and have no practical effect to restrict its application. Taking into account that the Law has become effective recently and depending on the way in which the authorities—Ministry of Labor—choose to enforce it, as of this date we cannot estimate the impact of this new labor rules on the financial condition and results of operations of the companies domiciled in Argentina.

New Federal Civil and Commercial Code

On August 8, 2014, Law No. 26,994 was published in the Official Bulletin, pursuant to which a new Federal Civil and Commercial Code was approved, which will become effective on August 1, 2015.

The Code is a new legal body that codifies Argentine private law and modifies certain specific laws such as the LSC and the Consumers’ Defense Law.

The Company’s Management, with the advice of its legal counsel, is currently analyzing the various topics contained in the Federal Civil and Commercial Code in order to assess the effects that such Code will have on the Group’s operations, once it becomes effective.

New Supply Law

On September 19, 2014, Law No. 26,991 of Regulation of the Production and Consumer Relations was published in the Official Bulletin, which materially modified the provisions of the Supply Law No. 20,680. Law No. 26,991 became effective on October 2, 2014.

The new law provides that if economic agents undertake certain types of conduct (such as artificially increasing prices, accumulating raw material, unjustifiably restricting the sale of goods or services, etc.), the authorities will have wide powers to intervene issuing production and commercialization rules, fixing prices or revenue margins, granting subsidies, among others. The authorities will also have the power to impose penalties.

As regards penalties, the maximum amount for fines was increased up to P$10 million, authorizing a further increase of such amount up to three times the earnings obtained while violating the law. In addition, other penalties are included, such as closing down facilities, disqualification for the use or renewal of credits, seizure of merchandise, disqualification to perform acts of commerce, suspension in Government suppliers’ registries and loss of concessions, privileges and tax or credit special regimes. The new law excludes prison, which was contemplated as a penalty in the prior regime.

The law introduces the ‘solve et repete’ (pay now, appeal later) principle as a necessary condition to appeal before the courts any administrative resolutions that impose a fine, condition that may only be exempted if the affected party proves that complying with it “causes severe hardship to the appellant.”

In the case of a shortage or scarcity of goods or services that satisfy basic or essential needs concerning the general welfare of the population, the Regulatory Authority will have the power —by passing a resolution— to instruct the sale, production, distribution or provision of those goods or services, regardless of who owns this property. In the event of non-compliance with the Law, penalties could be imposed.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The law does not apply to small and medium sized companies as long as they do not hold a dominant market position pursuant to the parameters and definitions set forth in Law No. 25,156 (the Antitrust Law).

The Company’s Management, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess the effects that it may have on the Group’s operations.

New Conflict Resolution Regime for Consumer Relations Matters

On September 19, 2014, Law No. 26,993 was published in the Official Bulletin, establishing a legal regime applicable to conflict resolution for consumer relations matters. The law became effective on October 2, 2014.

This new law creates new procedures and institutes for consumers to file their complaints, which are described below.

First, Law No. 26,993 creates the Prior Mediation Service for Consumer Relation Conflict Resolution (in Spanish, “COPREC”) to intervene in complaints made by consumers or users which arise in the consumer relations field, and for complaints involving amounts which do not exceed an amount equivalent to 55 (fifty five) the Minimum, Vital and Flexible Salaries (“Salario Mínimo Vital y Móvil”, the minimum wage to be paid to an employee as set by the Government).  The participation of COPREC is mandatory and prior to any complaint before the Audit in Consumer Relations (new entity created by the above referred law), or, if applicable, to any claim filed before the Federal Justice in Consumer Relations (“Relaciones de Consumo”).

An Audit in Consumer Relations entity (the “Audit”) was created to exist within the Ministry of Economy and Public Finance. Such entity is defined as an independent authority and considered an administrative court for all claims within its jurisdiction. The Audit will have the competence to decide conflicts on damage liability, claimed by consumers or users, up to an amount of 15 (fifteen) the Minimum, Vital and Flexible Salaries. As in the case of the COPREC, the above referred law regulates the procedure applicable to all disputes submitted before the Audit. Resolutions issued by the Audit may be challenged through a direct appeal to the Federal Court of Appeals in Consumer Relations or before the applicable Courts of Appeals.

Finally, the law also creates the Federal Justice in Consumer Relations that in the Autonomous City of Buenos Aires will be responsible for the Federal Courts of First Instance in Consumer Relations, and the Federal Court of Appeals in Consumer Relations. In the rest of the country, it will be responsible for the applicable Courts of Appeals. The Federal Justice shall be competent in Consumer Relations cases relating to consumer relations in which the claim amount, as of the time of filing such claim, does not exceed an amount of 55 (fifty five) Minimum, Vital and Flexible Salaries.

This law also introduces amendments to the Law of Consumer’s Defense No. 24,240, to Antitrust Law No. 25,156 and to Law No. 22,802 of Commercial Loyalty. Thus, it provides that any acts imposing penalties for violations of the provisions of the above referenced laws may be challenged through a direct appeal before the Federal Court of Appeals in Consumer Relations or before the applicable Courts of Appeals of the Argentine provinces, as applicable. In case the penalties include a fine, the filing of recourse before the courts shall be subject to the previous payment of such fine.

The law also modifies the penalties set forth in Law No. 22,802 and the powers of the regulatory authority provided by Law No. 25,156 —to be determined by the PEN—and provides that all rules included in the latter that refer to the Antitrust Federal Court must be interpreted as referring to the regulatory authority to be appointed.

The Company’s Management, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess its scope and the effects that it may have on the Group’s operations.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In accordance with our Code of Business Conduct and Ethics, we seek to comply with all applicable laws.

Activities relating to Iran

Telecom Group

We have, to our knowledge, two activities relating to Iran: i) our roaming agreement (mobile services) with Mobile Company of Iran (MCI) (formerly TCI), which allow our mobile customers to use their mobile device on a network outside their subscriber’s home network (see “Glossary of Terms—Roaming”) and ii) our international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

i.                 Roaming agreements (mobile services)

Like all major mobile networks, in response to the competition and customers’ demands, Personal has entered into roaming agreements with many foreign mobile networks, including MCI, to allow their customers to make and receive calls abroad.

Roaming agreements are entered into using standard terms and conditions including the one relating to Iran. Entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are generally reciprocal. Pursuant to a roaming agreement, when our mobile customers are in a foreign country covered by the network of an operator with which we have a roaming agreement (the “Foreign Operator”), our mobile customers may make and receive calls on their mobile phone using the Foreign Operator’s network. Likewise, the Foreign Operator’s customers may make and receive calls using our networks when these customers are in Argentina.

The Foreign Operator bills us for the calls made and received by our roaming customers at the rate agreed upon in the applicable roaming agreement. We then bill these customers according to the specific roaming fees in their subscription agreement. Likewise, we bill the Foreign Operator at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Operator bills its clients for the calls made and received using our networks according to their customer agreements. Roaming agreements do not, generally, contemplate other fees or disbursements.

In 2014, the consolidated impact on net profit (loss) arising from our roaming agreements with MCI was as follows:

•                  our total revenues under roaming agreements with MCI were approximately P$5 thousand.

•                  our total charges paid under roaming agreements with MCI were approximately P$9 thousand.

These revenues and charges are immaterial to our consolidated revenues and operating expenses. Because we do not separately allocate costs directly attributable to the service provision or other overhead costs to these transactions, the amount of our consolidated net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from the agreements.

Also, as of December 31, 2014, the amount for receivables for these concepts pending to collect were approximately P$3 thousand.

The purpose of our roaming agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining our roaming agreements.

ii.             Commercial Agreements with International Carriers (fixed services):

We maintain commercial agreements with international carriers from countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran. Telecom Argentina’s total charges paid under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$3 thousand.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Telecom Italia Group

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

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (Tim Participações S.A. by means of its subsidiary TIM Celular S.A.) and Argentina and Paraguay (Telecom Argentina through its subsidiaries Telecom Personal and Núcleo).

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•                  roaming agreements with the following Iran mobile phone operators: Taliya, KFZO — TKC, Irancell (MTN) and Mobile Company of Iran (MCI); and

•                  a commercial relationship for the delivery of traffic from Iran to its networks and from its networks to Iran (“International Carrier Agreements”). To this end, its subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”) entered into agreements with Telecommunication Company of Iran. In addition, Telecom Italia S.p.A. has also entered into certain agreements (of a small amount) for the provision of TLC services (marine radio traffic) with Telecommunication Company of Iran and Islamic Republic of Iran Shipping Lines.

Roaming. Telecom Italia informs us that in 2014, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is analyzed as follows:

•                  its total revenues from roaming agreements with Iranian networks were approximately 360 thousand euros; and

•                  its total charges from roaming agreements with Iranian networks were approximately 305 thousand euros.

The purpose of these roaming agreements is to provide Telecom Italia´s customers with coverage in areas where Telecom Italia does not own networks. For that purpose, it intends to continue maintaining these roaming agreements.

International Carrier Agreements. As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through another carrier’s network (the “Host Network”), the Host Network receives a fee from the incoming network.

Telecom Italia informs us that in 2014, the impact on its net profit (loss) arising from the above International Carrier Agreements is analyzed as follows:

•                  its total revenues from traffic from networks located in Iran to its networks were approximately 4 thousand euros; and

•                  its total charges from traffic to networks in Iran from its networks were approximately 56 thousand euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

According to Telecom Italia information, all such amounts of revenues and charges are de minimis with respect to Telecom Italia consolidated revenues and operating expenses, respectively.

Activities relating to Syria, Sudan and Cuba

In addition to the mandatory disclosure regarding the activities related to Iran described above, below we describe our activities that directly or indirectly relate to Syria, Sudan and Cuba (designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls) (“Designated Countries”):

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

i.                 Roaming agreements (mobile services)

Operators of mobile telecommunications networks, including Telecom Personal and Núcleo, enter into roaming agreements with other operators of mobile telecommunications networks in the ordinary course of business. See “—Activities relating to Iran—Telecom Group” for a description of roaming agreements.

We maintain roaming agreements with Telecomunicaciones Celulares del Caribe S.A. (“Cubacel”), in Cuba; MTN Sudan Co. Ltd, in Sudan; and Spacetel Syria (now MTN Syria), in Syria. The purpose of all of these roaming agreements is to provide our customers with coverage in areas where we do not own networks. In order to remain competitive and maintain such coverage, we intend to continue maintaining these agreements.

As of December 31, 2014, the approximate revenues, expenses, receivables and payables from roaming agreements with the Designated Countries were as follows:

	December 31, 2014
Roaming agreements (mobile services)	Revenues (*)	Expenses	Receivables (*)	Payables
	In thousands of P$
Syria	(a)	1	—	2
Sudan	1	(a)	3	—
Cuba	88	7,259	—	1,159
Total (*)	90	7,260	3	1,161
% of respective consolidated total amounts	(b)	0.026%	(b)	0.019%

(a) Less than P$ 0.5 thousand.

(b) Less than 0.001%.

(*)  Revenues and receivables from roaming agreements are received in U.S. Dollars and have been converted into Argentine Pesos using the average exchange rate for each period shown. Argentine Peso amounts are influenced by the devaluation of the Peso against the U.S. Dollar over the years/periods presented.

ii.             International Telecommunications Services (fixed services):

Telecom Argentina has entered into an agreement with ETEC S.A. for the delivery of traffic from Cuba to our network and from our network to Cuba. We do not have traffic agreements with operators in the Designated Countries other than Cuba.

The purpose of these agreements is to allow the uninterrupted exchange of international traffic. Consequently, we intend to continue maintaining these agreements.

As of December 31, 2014, the approximate total revenues, expenses and payables from traffic with and to ETEC S.A. were as follows:

	December 31, 2014
International Telecommunications Services (fixed services)	Service rendered	Service received (*)	Payables
	In thousands of P$
Cuba - ETEC S.A.	561	13,789	754
% of respective consolidated total amounts	0.002%	0.049%	0.012%

As shown in the table above the revenues and expenses generated by these transactions with ETEC S.A. are wholly immaterial for each of the periods presented. The Company expects to continue incurring such costs and generating such revenues in the ordinary course of the Company’s business, although, based on prior experience, the Company believes that its business dealings with telecommunications operators in Cuba are currently and will continue to be financially immaterial, both on a quantitative and qualitative basis. Thus, the Company believes that a reasonable investor would not deem these transactions important in making an investment decision and that these transactions will not materially affect the Company’s reputation or share value.

iii.         Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries. In addition to the above-mentioned International Telecommunications Service agreement with ETEC S.A., if Telecom exceeds the

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

monthly quota of traffic agreed between ETEC S.A. and Telecom it may place traffic to Cuba through other operators rather than subscribe for additional capacity from ETEC S.A.

Regarding outgoing traffic, during 2014, Telecom has sent traffic to the Designated Countries mainly through, Latinatel S.A. (Uruguay), Telecom Italia S.p.A. (Italy), Express Teleservice Corp. (Russia), Atlantel Inc. (United States), Orange Spagne Sau (France) and Business Telecommunications Service (United States).

As of December 31, 2014, the total approximate expense for delivery of traffic terminated in the Designated Countries was:

Commercial Agreements with	December 31, 2014
International Carriers (fixed services)	In thousands of P$
Syria	46
Sudan	(a)
Cuba	15,143
Total outbound costs	15,189
% of consolidated operating expenses	0.054%

(a)         Less than P$ 0.1 thousand.

Regarding incoming traffic, the Company charges the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, the Company does not know the country of origin of such traffic.

Accordingly, our total payables and receivables from international carriers include those balances arising from traffic related with the Designated Countries but it is not possible to segregate them.

The outbound costs described in the table above are wholly immaterial with respect to the Company’s consolidated operating expenses for each of the periods presented.

CAPITAL EXPENDITURES

Capital expenditures (investment in Property, Plant and Equipment “PP&E” and Intangible Assets) amounted to P$8,957 million in the year ended December 31, 2014, P$4,851 million in the year ended December 31, 2013, and P$3,257 million in the year ended December 31, 2012.

The following table sets forth our Total Additions (Capital Expenditures plus Materials) for the years ended December 31, 2014, 2013 and 2012, amounting to P$9,547 million, P$5,214 million and P$3,416 million, respectively.

	Year ended December 31,
	2014	2013	2012
	(P$ million)(1)
Land and buildings	160	172	88
Switching and transmission	1,234	990	558
Equipment and infrastructure for special projects	13	67	94
Access and outside plant	1,807	1,387	732
Computer equipment and software	706	952	636
Other	384	396	307
Subtotal tangible capital expenditures (2)	4,304	3,964	2,415
Rights of use, exclusivity agreements and licenses	3,541	5	—
Service connection or habilitation costs	30	88	21
Subscribers acquisition costs	1,082	794	821
Subtotal intangible capital expenditures	4,653	887	842
Total capital expenditures	8,957	4,851	3,257
Materials (3)	590	363	159
Total additions in PP&E and intangible assets	9,547	5,214	3,416

(1)         The allocation of work in progress among items is estimated.

(2)         Includes materials transferred amounting to P$655 million, P$450 million and P$209 million as of December 31, 2014, 2013 and 2012, respectively.

(3)         Each year increase is calculated as the net amount between additions and transfers to work in progress during the year.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In addition, the following table shows capital expenditures for the years ended December 31, 2014, 2013 and 2012 broken down by Fixed Services and Mobile Services:

	Year ended December 31,
	2014	2013	2012
	(P$ million)
Fixed Services
Land and buildings	120	124	56
Switching and transmission	516	431	265
Equipment and infrastructure for special projects	13	67	94
Outside plant	981	819	491
Computer equipment and software	276	367	270
Other	206	229	171
Subtotal tangible capital expenditures	2,112	2,037	1,347
Rights of use, exclusivity agreements and licenses	9	—	—
Service connection or habilitation costs	30	88	21
Subscribers acquisition costs	126	30	61
Subtotal intangible capital expenditures	165	118	82
Total Fixed Services capital expenditures	2,277	2,155	1,429

Personal Mobile Services and Núcleo Mobile Services
Land and buildings	40	48	32
Switching and transmission	718	559	293
Mobile network access	826	568	241
Computer equipment and software	430	585	366
Other	178	167	136
Subtotal tangible capital expenditures	2,192	1,927	1,068
Rights of use, exclusivity agreements and licenses	3,532	5	—
Subscribers acquisition costs	956	764	760
Subtotal intangible capital expenditures	4,488	769	760
Total Personal Mobile Services and Núcleo Mobile Services capital expenditures (1)	6,680	2,696	1,828
Total capital expenditures	8,957	4,851	3,257

(1)         Includes P$357 million, P$327 million and P$193 million of capital expenditures in Paraguay as of December 31, 2014, 2013 and 2012, respectively.

Following the strategy of previous years, in the Personal Mobile Services segment, the capital expenditures were mainly oriented towards the extension of the coverage and capacity of the mobile network in numerous cities across Argentina, with the objective being reached mainly by means of the implementation of new sites, replacement plans and network upgrades for the activation of new carriers and the deployment of radio bases with six sectors. On the other hand, the capital expenditures continued in the core of the mobile network. On its part, in the last two-month period of 2014 the deployment of the LTE technology was started.

In the Fixed Services segment, as regards Access, investment continued to enable shortening of the loop, replacing posts and meeting the supply demands of companies, neighborhoods and buildings. In the transportation area, Telecom’s focus was on increasing the capacity and security measures of the Backbone IP (“BBIP”), on the extension of the network and on improving the bandwidth available for mobile operators (Mobile Backhaul).

We estimate that our capital expenditures for the year 2015 will be approximately 19% of consolidated revenues. In case Telecom Personal is awarded the remaining frequency bands of the Spectrum Public Auction, we believe that there will be an additional investment of approximately US$247 million.  See “—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

The main investment projects of the Telecom Group in the Fixed Service Segment are related to the reconversion of the network architecture, which involves the replacement of copper by fiber optics in different points (FTTC or fiber connection to the cabinet, FTTB or fiber to the building and FTTH or

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

fiber to the home), the extension and the securitization of the transportation network, with the aim of improving the commercial offer and the Internet user experience. The evolution towards new technology helps to optimize the quality of service in terms of stability and availability. In the Mobile Service Segment, we continue with the strategy of enhancing the capacity and coverage of our access mobile network.

We expect to finance these expenditures through cash flows generated by our operations and financing provided by third parties.

PROPERTY, PLANT AND EQUIPMENT

As detailed below, our principal physical properties consist of transmission equipment, access facilities, outside plant (external wiring) and switching equipment. These properties are, at present, mainly located throughout the AMBA and Northern Region. We believe that these assets are, and for the foreseeable future will be, adequate and suitable for their respective uses.

	As of December 31, 2014
	Fixed Services	Personal Mobile Services and Núcleo Mobile Services	Total
	(P$ million)(*)
Land and buildings	982	152	1,134
Switching and transmission	1,989	2,248	4,237
Access and outside plant	3,369	1,881	5,250
Equipment & infrastructure for Special Projects	180	—	180
Computer equipment and software	691	1,154	1,845
Materials	402	346	748
Others	138	277	415
Total PP&E, net carrying value	7,751	(**) 6,058	(***) 13,809

(*)	The allocation of work in progress among items is estimated.
(**)	Includes P$1,370 million located in Paraguay.
(***)	Net of valuation allowance for materials for P$24 million and impairment of PP&E for P$100 million.

All of the above-mentioned assets were used to provide service to our customers as described below.

	2014	2013	2012
	(thousands)
Fixed lines in service	4,093	4,124	4,128
Fixed Internet access lines	1,771	1,707	1,629
Mobile subscribers(*)	22,066	22,508	21,276

(*)         In 2014, 2013 and 2012, includes 2,481, 2,420 and 2,301 thousand Núcleo mobile subscribers, respectively, of which 5, 5 and 6 thousand were Internet (Wi-Max) customers, respectively.

As of December 31, 2014, we have entered into purchase commitments relating to PP&E totaling P$1,471 million primarily for switching equipment, external wiring, network infrastructure, inventory and other goods and services. In general, the contracts are financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of fixed assets are Cía. Ericson S.A.C.I., Huawei Tech Investment Co. Ltd. Argentina, Italtel Argentina S.A., Alcatel-Lucent de Argentina S.A., Sofrecom Argentina S.A., Guzman — Nacich S.A.I.C. and Trans Industrias Electronicas S.A.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Management Overview

The Telecom Group continued to work on its objective to be a leader in innovation, by launching various services and products based on state-of-art technology, with a strong focus on quality improvement. We have consolidated our market positioning, in all the business segments with limited rotation of our customer portfolio. The Telecom Group has continued to expand its Internet accesses base, reaching 1.8 million fixed Internet accesses. In addition, its mobile subscribers base reached 22.1 million mobile subscribers (including Personal and Núcleo) as of December 31, 2014. To promote the expansion of business, total additions in PP&E and intangible assets amounted to P$9,547 million in 2014, representing 29% of consolidated total revenues in 2014 (our capital expenditures, total additions in PP&E and intangible assets less materials, amounted to P$8,957 million in 2014, equivalent to 27% of consolidated revenues). Our total additions to PP&E and intangible assets for 2014 (our total capital expenditures plus net additions of materials) and our total capital expenditure for 2014, both include the 3G and 4G Licenses acquisition at the end of 2014, which amounted to P$3,530 million.

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Company has attained this position without neglecting its commitment to generate economic value for its shareholders, demonstrating good performance in terms of revenues and profitability. In addition, investments made by the Telecom Group and the future investments that will enable the 4G network deployment, are clear evidence of our commitment to our customers. Telecom had consolidated net financial assets of P$745 million as of December 31, 2014, compared to consolidated net financial assets of P$5,354 million and P$3,648 million as of December 31, 2013 and 2012, respectively. This variation was mainly due to a decrease in the generation of cash from operating activities, higher level of capital expenditures, which includes acquisition of 3G and 4G licenses for P$ 3,530 million, and cash dividends paid to Telecom shareholders of P$1,202 million.

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

Continuing the trend of prior years, revenues in 2014 grew by 22% compared to 2013, reaching P$33,341 million, and grew by 23% in 2013 compared to 2012, reaching P$27,287 million. Operating income before depreciation and amortization in 2014 increased P$1,138 million as compared to 2013, reaching P$8,702 million (equivalent to 26% of total revenues), while in 2013 it increased P$994

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

million as compared to 2012, reaching P$7,564 million (equivalent to 28% of total revenues). Operating income increased P$925 million in 2014 as compared to 2013, reaching P$5,443 million (equivalent to 16% of total revenues) while in 2013 it increased P$552 million as compared to 2012, reaching P$4,518 million (equivalent to 17% of total revenues). Net income increased P$475 million in 2014 as compared to 2013, reaching P$3,729 million (equivalent to 11% of total revenues), while it increased P$522 million in 2013 as compared to 2012, reaching P$3,254 million (equivalent to 12% of total revenues). Net income attributable to Telecom Argentina increased P$471 million in 2014 as compared to 2013, reaching P$3,673 million, while it increased P$517 million in 2013 as compared to 2012, reaching P$3,202 million.

Our results of operations continue to be affected by the Pesification and freezing of regulated rates in the Fixed Services segment and macroeconomic factors. For a discussion of these and other factors that may affect our results of operations. See “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2014, 2013 and 2012—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2014, see “—Years ended December 31, 2014, 2013 and 2012” below.

Economic and Political Developments in Argentina

In the second half of 2001 and through the first half of 2002, Argentina experienced a deep economic recession together with an overwhelming financial and political crisis. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. In January 2002, the Argentine government abandoned the convertibility regime which had fixed the peso / U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which converted and froze the rates for the voice-regulated services in the Fixed Services segment into pesos at a 1:1 peso / U.S. dollar ratio (referred to herein as “Pesification”), among other measures. Capital outflows increased sharply, leading to a massive devaluation of the peso and an upsurge in inflation. By the end of 2002, the peso had devalued by 237% (having devalued 280% as of June 30, 2002) while the wholesale price index increased 118% and the consumer price index increased 41%.

After the above-mentioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008. However, the international financial crisis affected the country decreasing its growth rate significantly to 0.1% in 2009. Throughout 2010 and 2011, the economy showed a rapid and strong recovery growing at a 9.5% and 8.4% annual rate respectively, but in 2012 a slowdown affected the economy and growth was reduced to 0.8%. In 2013, better economic conditions helped to increase by 2.9% the economic activity. As of the date of this annual report, the provisional figures of Argentina’s estimated GDP for 2014 published by the INDEC is 0.5%. Inflation continued to be the main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013. Since January 2014, a new consumer price index is published aimed at improving the accuracy of the macroeconomic statistics. In 2014 the new consumer price index (“IPCNu”) showed an increase of 23.8% while in the two-month period ended February 28, 2015, it rose by 2.1% year to date.

The INDEC estimates that the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013 and 28.3% in 2014. For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively. In 2012, 2013 and 2014, the pace of peso devaluation accelerated to 14.4%, 32.5% and 31.1% respectively; and the official exchange rate ended the year at a P$8.55 per US$1.00. On April 21, 2015, the exchange rate was P$8.87= US$1.00. Increasing restrictions on the foreign exchange (“FX”) market have been established, and an authorization from the “AFIP” (National Tax Authority) is required to access the FX market to acquire foreign currencies.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Agricultural production in 2014 was not enough to offset the less dynamic industry which had started to show some signs of deterioration at the end of 2013. The global economy evidenced mixed results with strengthened U.S. economic activity and depreciated foreign currencies in Latin America and in the Eurozone, thus impacting Argentine external competitiveness. Private consumption showed a lesser evolution in 2014 due to a reduction in real wages and a more restrictive consumer credit environment.

The evolution of the macroeconomics variables was as follows:

	2010	2011	2012	2013	2014
Gross Domestic Product growth	9.5%	8.4%	0.8%	2.9%	0.5	%(*)
Exchange Rate ($/USD) — end of period	3.98	4.30	4.92	6.52	8.55
IPCNu (% variation) (**)	n.a.	n.a.	n.a.	n.a.	23.8%
Consumer Price Index (% variation)	10.9%	9.5%	10.8%	10.9%	n.a.
Wholesale Domestic Price Index (% variation)	14.6%	12.7%	13.1%	14.8%	28.3%
Trade Balance (USD billions)	11.4	9.7	12.2	8.0	6.7
Unemployment (% of the economically active population)	7.5%	6.7%	6.9%	6.4%	6.9%

Source: INDEC — Last available variables

(*) Estimated data

(**) As of January 2014, the INDEC started to publish a new consumer Price Index with national scope (“IPCNu”) which is not available for previous periods and no “junction” factor between the new and the old index. Since the IPCNu method of calculation differs significantly from the preceding IPC (geographical region considered, sampling method, relative weight, etc.) said indexes cannot be compared.

In 2014, Argentina’s economic activity slowed down. As a result, certain sectors of the economy, such as Telecommunications industry, were impacted.

As the substantial majority of our property and operations are located in Argentina, macroeconomic and political conditions will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While our business continued growing in 2014, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

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

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

PP&E and intangible assets

Useful lives and residual value

We record PP&E and intangible assets at acquisition or construction cost. PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. We periodically review, at least at each financial year-end, the estimated useful lives of PP&E and amortizable intangible assets.

Recoverability assessment of PP&E and intangible assets with finite useful life

At least at every annual closing date, we assess whether events or changes in circumstances indicate that PP&E and amortizable intangible assets may be impaired.

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

For the years presented, we estimated that there are no indicators of impairment of assets that are subject to amortization, except for the impairment net loss mentioned in Note 3.k to our Consolidated Financial Statements of P$25 million in 2014 (an impairment loss of P$61 million, relating to certain work in progress recorded in PP&E, net of an impairment reversal of P$36 million).

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

Although there are no impairment indicators, Telecom Argentina´s Management prudently analyzed the recoverability of its PP&E and intangible assets assuming different probability scenarios some of which contemplate rate adjustments for regulated services. Considering these assumptions, the Management of Telecom Argentina considers that the carrying amount of its fixed assets is recoverable.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Personal’s net cash flows projection is denominated in Argentine Pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) has discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 13.8% in order to obtain the recoverable value of intangible assets with indefinite useful life.

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

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 20% and 35% for year 2014. Additionally, the estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 20% and 32% for year 2013. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars is an annual rate ranging between 8% and 13% for year 2014 and 8% for year 2013. Discount rates in Guaraníes for loans were 9.3% in 2013 and 2014 and for accounts receivables were 9.8% in 2014. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

Changes in these estimated discount rates could materially affect our financial position, cash flows and results of operations.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Provisions

We are subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions relating to these contingencies, we assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. We consult with internal and external legal counsel on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. Our determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in our method of resolving such matters, such as changes in settlement strategy, and, therefore, these changes may materially affect our financial position, cash flows and results of operations.

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

Years ended December 31, 2014, 2013 and 2012

For purposes of these sections, the fiscal years ended December 31, 2014, 2013 and 2012 are referred to as “2014,” “2013” and “2012,” respectively.

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

Segment	Company of the Telecom Group / Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Personal Mobile Services	Personal
Springville S.A. (ii)
Núcleo Mobile Services	Núcleo
Envíos (iii)

(i)	Dormant entity as of and for the fiscal years ended December 31, 2014, 2013 and 2012.
(ii)

The sale of all the shares of Springville S.A., representing 100% of the capital and voting rights of that company, was approved by the Personal´s meeting of the Board of Directors on February 10, 2014. The sale was completed on February 19, 2014.

(iii)	Envíos was officially registered in the Commercial Public Register of Paraguay in October 2014 and commenced its operations in January 2015.

The main products and services in each segment for the years presented are:

•                  Fixed Services: local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transmission), Internet services, IT solution outsourcing and sales of equipment.

•                  Personal Mobile Services and Núcleo Mobile Services: voice communications, GSM, 3G and 4G mobile communications over UMTS / HSPA / HSPA+ and LTE technology networks (including high-speed mobile Internet content and applications download, multimedia messaging, online streaming, corporate e-mail, social network access and contacts save services) and sale of mobile communication devices (handsets and tablets).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The following table shows a breakdown of our revenues by business segment for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
Segment	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues

Fixed Services	8,559	25.7	7,006	25.7	6,023	27.2
Personal Mobile Services	23,204	69.6	19,129	70.1	15,227	68.9
Núcleo Mobile Services	1,578	4.7	1,152	4.2	867	3.9
TOTAL	33,341	100.0	27,287	100.0	22,117	100.0

(1)     Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “—(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2014, 2013 and 2012 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements.

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

Rate Regulation. Revenue from our Fixed Services segment depends principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. The rates that Telecom Argentina charges in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges, public telephone charges and charges for Internet Dial-Up traffic (“Regulated Services”) are subject to regulation.  In the years presented, revenues have continued to be affected by the Pesification and freezing of regulated rates. The impact of the rate Pesification on Telecom Argentina’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on Telecom Argentina’s costs structure. See “Item 3—Key Information—Risk Factors” and “—Economic and Political Developments in Argentina.”

The mobile business is not a rate-regulated industry. However, certain social or political factors occasionally delay the application of rate adjustments. See “Item 3—Key Information —Risk Factors—Risks associated with Telecom and its Operations.”

Competition. The Argentine telecommunications market has become increasingly competitive. Competition is mainly focused on Internet and mobile services. To remain competitive, we must devote significant resources to capital expenditures, and trade expenses (including selling commissions).

Personal and Núcleo subscriber bases continued to expand in 2014 although at lower rates than those of previous years due to the level of maturity and the high penetration of mobile services in the market.  Value Added Services continued to be one of the main drivers of revenue growth in the mobile services business.

Technology Developments and Capital Expenditures. Improvements in technology influence demand for services and equipment by our customers. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed-services business at present is being driven by the expansion of Broadband for

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks extending 3G and 4G technology and bandwidth for mobile data transmission. Moreover, taking into account the frequencies awarded resulting from the spectrum auction held in the last quarter of 2014, Personal must develop a LTE infrastructure expeditiously, according to regulatory requirements and the mobile market development.

In addition, as new technologies develop, equipment may need to be replaced or upgraded and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

Devaluation of the peso. The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In recent years, there was a significant devaluation which amounted to approximately 31.1% in 2014 (of which 23% corresponds to the three months ended March 31, 2014) and 32.5% in 2013. The majority of our revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Consequently, the Pesification of our regulated rates in the fixed services and the high level of competition limit our ability to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect our results of operations, considering the net effect on revenues and costs.

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

In compliance with the provisions of IAS 29, the Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a hyperinflationary economy set out in IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

Inflation in Argentina has experienced an increase in 2014, according to official statistics published by the National Institute of Statistics and Census (INDEC). On the basis of the analysis made by Management and other evidence available at the date of this Annual Report, Management concluded that Argentina does not qualify as a “hyperinflationary” country in terms of IAS 29. We believe that the periodic assessment of the macroeconomic environment in Argentina and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, because of the significant impact that such restatement might have on their financial position and results of operations, including the Telecom Group. See Note 1.e) to the Consolidated Financial Statements as of December 31, 2014, for a description of the IAS 29 analysis.

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

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

governing the economy or the telecommunications industry will not change, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows as well.

(A) Consolidated Results of Operations

In the year ended December 31, 2014, we reported net income of P$3,729 million, compared to net income of P$3,254 million for the year ended December 31, 2013, and net income of P$2,732 million for the year ended December 31, 2012. Net income attributable to Telecom Argentina increased P$471 million in 2014 as compared to 2013, reaching P$3,673 million, while it increased P$517 million in 2013 as compared to 2012, reaching P$3,202 million, from P$2,685 million reported in 2012.

Consolidated revenues in 2014 were P$33,341 million compared to P$27,287 million in 2013 and P$22,117 million in 2012. The increase of P$6,054 million in 2014 (a 22% increase) can be largely attributed to the growth in the Personal Mobile Services segment including handset revenues and in Internet and Data services included in the Fixed Services segment.

In 2014, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$27,945 million, representing an increase of P$5,113 million, or 22%. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in the mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services due to higher supplier prices, the increase in the cost of equipment and handsets, the increase in taxes and fees with the Regulatory Matters, the increase of VAS costs, the effect of the appreciation of the Guaraní (+41% year over year) with respect to the Argentine peso, affecting the operations in Paraguay, a decrease in provisions charges and an increase in agent commissions capitalized as SAC, which partially mitigated the increase in operating costs.

In 2013, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$22,832 million, representing an increase of P$4,602 million, or 25%. The most significant changes in operating expenses included increases in employee benefit expenses and severance payments, taxes and fees with the Regulatory Authority (mainly caused by the increase in revenues and higher average rates of the turnover tax in the City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza), cost of equipment and handsets (due to customer upgrades of mobile handsets), in fees for services, maintenance, materials and supplies, the increase in cost of VAS, provisions (due to higher regulatory and municipal claims and higher civil and  commercial claims) and an impairment loss of P$187 million recognized in 2013.

Our regulated fixed telephony service (7% of the consolidated revenue in 2014 vs. 8% in 2013) is still affected by the Pesification and freezing of regulated rates in early 2002; the increase in the 2014 structure of operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) for the Fixed Services segment (24%) is similar to the increase in revenues including intersegment revenues (25%).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.1) 2014 Compared to 2013

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2014	2013	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Revenues	33,341	27,287	22	6,054	1,553	4,075	426
Other Income	47	63	(25)	(16)	(7)	(3)	(6)
Operating expenses (without depreciation and amortization)	(24,686)	(19,786)	25	(4,900)	(1,703)	(2,932)	(265)
Operating income before depreciation and amortization (2)	8,702	7,564	15	1,138	(157)	1,140	155
Depreciation and amortization	(3,243)	(2,873)	13	(370)	(211)	(22)	(137)
Gain on disposal of PP&E and impairment of PP&E	(16)	(173)	(91)	157	115	43	(1)
Operating income	5,443	4,518	20	925	(253)	1,161	17
Financial results, net	253	528	(52)	(275)	4	(276)	(3)
Income tax expense	(1,967)	(1,792)	10	(175)	(106)	(70)	1
Net income	3,729	3,254	15	475	(355)	815	15

Net income attributable to:
Telecom Argentina (Controlling Company)	3,673	3,202	15	471
Non-controlling interest	56	52	8	4

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2014	2013	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Voice	11,766	10,645	11	1,121	340	580	201
Data	9,467	8,488	12	979	507	454	18
Internet	7,045	4,879	44	2,166	733	1,247	186
Service Revenues	28,278	24,012	18	4,266	1,580	2,281	405
Equipment (2)	5,063	3,275	55	1,788	(27)	1,794	21
Revenues	33,341	27,287	22	6,054	1,553	4,075	426

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

During 2014, total consolidated revenues increased by 22% to P$33,341 million from P$27,287 million in 2013, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2014 and 2013 are comprised as follows:

Voice

Revenues from voice services increased 11% to P$11,766 million in 2014 from P$10,645 million in 2013. Revenues from voice services represented 35% of our total consolidated revenues for 2014 compared to 39% of our total consolidated revenues for 2013.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Fixed services

Revenues from voice services represented 44% of our total Fixed Services segment revenues attributable to third parties for 2014 compared to 49% for 2013.

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

Revenues from voice-retail increased 7% to P$2,853 million and are still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 28% of our total segment revenues in 2014 compared with 33% in 2013. See “—(B) Results of Operations by Segment— (B.1) Fixed Services Segment—Revenues—Voice-retail” for a description of the services included as voice-retail.

Monthly basic charges and supplementary services increased P$82 million or 7% to P$1,203 million in 2014 from P$1,121 million in 2013. Such growth was mainly due to the increase of prices of non-regulated services during the year.

Measured service charges increased 10% to P$1,541 million in 2014 from P$1,395 million in 2013. Such increase was due to the increase in customers and domestic plans prices and the increase in customers and domestic long-distance national plans prices.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$107 million) amounted to P$929 million in 2014 (+18% vs. 2013).

Interconnection services reached P$621 million in 2014. Other wholesale revenues reached P$308 million in 2014, an increase of P$69 million or 29% compared to 2013. The increase was mainly due to higher prices related to cell sites rentals due to the variation of the P$/US$ exchange rate.

Personal Mobile services

Revenues from voice services represented 31% of our total Personal Mobile Services segment revenues attributable to third parties for 2014 compared to 35% for 2013.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice-retail revenues reached P$5,330 million in 2014 (+12% vs. 2013). The increase was mainly due to the increase in monthly charge prices and to the increase in the “Cuentas claras” subscriber base.

Voice-wholesale revenues to third parties reached P$1,953 million in 2014 (+1% vs. 2013). The increase was mainly due to the increase of mobile leases related to new agreements and to the renegotiation of the existing ones and to the increase in international roaming revenues with other operators.

In Núcleo Mobile Services segment, voice revenues increased 40% to P$701 million in 2014 compared to P$500 million in 2013 mainly due to an increase in the subscriber base (+3%) and to the appreciation of the Guaraní with respect to the Argentine peso (+41% year over year).

Data and Internet

Revenues from data and Internet services increased 24% to P$16,512 million in 2014 from P$13,367 million in 2013. Revenues from data and Internet represented 50% of our total consolidated revenues for 2014 compared to 49% of our total consolidated revenues for 2013.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 18% to P$11,001 million in 2014 from P$9,300 million in 2013.

As a consequence of the increase in the usage of VAS (Internet and data), the ARPU increased to P$74.2 per month in 2014 (vs. P$66.8 per month in 2013) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 53% to P$1,470 million in 2014 from P$963 million in 2013. These revenues were generated focusing on the Company’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices related to the variation of the P$/US$ exchange rate, the increase of IP transit services customers, VPN IP services customers (private data networks services that replace the point to point services) and IP direct lines customers in the retail segment, to the increase in customers and higher prices related to the variation of the P$/US$ exchange rate of Integra services, mainly in the Large Customer segment, to  higher prices related to the variation of the P$/US$ exchange rate of the VPN-IP services in the Wholesale segment and to an increase in the number of subscribers and in prices of monthly charges related to the variation of the P$/US$ exchange rate of Datacenter services (especially in hosting and housing services).

Mobile data revenues reached P$7,997 million (+6% vs. 2013). This increase is mainly due to constant Content via SMS sales increase as a result of several campaigns launched by Personal, which represented an year over year increase of P$725 million vs. 2013. This increase was reflected both in monthly charges customers and prepaid subscribers and is mainly due to average prices increases and, to a lesser extent, to the increase of the subscribers’ base. However, the main component of VAS revenues are SMS consumption, which decreased P$257 million or 5.4% vs. 2013, and experiencing a decrease in TOU (-40.3% vs. 2013).

Internet

Internet revenues in the Fixed segment increased 29% to P$3,254 million in 2014 from P$2,521 million in 2013. The increase was mainly due to the substantial expansion of the Broadband service (+4% of access lines vs. 2013), and an increase in average prices resulting in an improvement in the ARPU amounted to P$153 per month in 2014 vs. P$124.7 per month in 2013. As of December 31, 2014 the number of Internet accesses reached approximately 1,8 million equivalent to 43% of fixed lines in service of Telecom Argentina (vs. 41% in 2013), compared to approximately 1.7 million as of December 31, 2013.

Mobile Internet revenues in the Personal Mobile segment increased 60% to P$3,335 million in 2014 from P$2,088 million in 2013. This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of existing ones to higher-value plans and the increase in subscribers that acquired 3G handsets, which facilitate Internet browsing.

Equipment

Revenues from equipment increased by 55% to P$5,063 million in 2014 from P$3,275 million in 2013. This increase is mainly related to the Personal Mobile services segment with an increase of P$ 1,794 million vs. 2013 and was mainly due to an increase in handset’s average sale prices (+86% vs. 2013), partially offset by lower handsets sold (-16% vs. 2013). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand (those with 3G browsing capability), the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the increase was mainly due to an increase in handsets sold, and by the effect of the appreciation of the Guaraní as compared to the Argentine peso.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2014, other income decreased 25% to P$47 million from P$63 million in 2013.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and gain on disposal and impairment of PP&E) increased by P$4,900 million totaling P$24,686 million in 2014, representing a 25% increase as compared to 2013. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in the mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in the cost of equipment and handsets, the increase in taxes and fees with Regulatory Matters, the increase of VAS costs, the effect of the appreciation of the Guaraní (+41% year over year) respect to the Argentine peso, affecting the operations in Paraguay, a decrease in provisions charges and an increase in agent commissions capitalized as SAC, which partially mitigated the increase in operating costs.

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2014	2013	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	5,591	4,152	35	1,439	1,030	375	34
Interconnection costs and other telecommunications charges	2,074	1,829	13	245	138	92	15
Fees for services, maintenance, materials and supplies	3,333	2,641	26	692	266	390	36
Taxes and fees with the Regulatory Authority	3,297	2,689	23	608	145	451	12
Commissions	2,494	2,203	13	291	33	214	44
Cost of equipment and handsets	4,143	3,111	33	1,032	(2)	1,003	31
Advertising	792	656	21	136	(8)	121	23
Cost of VAS	936	708	32	228	5	193	30
Provisions	84	270	(69)	(186)	(54)	(132)	—
Bad-debt expense	424	283	50	141	31	101	9
Restructuring Costs (recovery)	—	(8)	(100)	8	8	—	—
Other operating expenses	1,518	1,252	21	266	111	124	31
Total operating expenses (without depreciation and amortization)	24,686	19,786	25	4,900	1,703	2,932	265

(1)          Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2014, employee benefit expenses and severance payments were P$5,591 million, representing a 35% increase from 2013. This was primarily due to salary increases that Telecom implemented across all segments with several trade unions with respect to the unionized employees and also to non-unionized employees, together with related social security charges and to an extraordinary annual bonus of P$115 million paid in January 2015.

With a total headcount of 16,416 at the end of 2014 (-1% vs. 2013), lines in service per employee reached 370 in the Fixed Services segment (slightly lower than 2013), 3,950 in the Personal mobile services segment (+1% vs. 2013) and 6,158 in the Núcleo mobile services segment (+8% vs. 2013).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to P$2,074 million in 2014 compared with P$1,829 million in 2013. The increase was mainly due to

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

higher costs of international outbound calls of P$58 million and lease of circuits and use of public network of P$96 million.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 26% to P$3,333 million in 2014 from P$2,641 million in 2013. The increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments, as a result of the variation in the P$/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized by suppliers in all segments.

Taxes and “fees with the Regulatory Authority”

Taxes and fees with the Regulatory Authority (including turnover tax, tax on deposits and withdrawals from bank accounts, municipal and other taxes) increased 23% to P$3,297 million in 2014 from P$2,689 million in 2013, mainly due to the increase in revenues from fixed and mobile services, the increase in equipment sales in Argentina. Also the increase in tax is due to higher tax on deposits to and withdrawals from bank accounts related to dividend payments and higher collections and payments to suppliers in 2014 vs. 2013.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) increased by P$291 million, or 13%, to P$2,494 million in 2014 from P$2,203 million in 2013. The increase was mainly due to the increase of P$58 million in agents’ commissions (associated higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and collection commissions of P$239 million, especially of handsets sold, partially offset by lower prepaid cards sales and lower prepaid recharges of P$11 million.

Commissions are net of agent commissions capitalized as SAC, which totaled P$913 million (+P$362 million or 66% vs. 2013), and it’s directly related to the increase in the “Cuentas claras” subscribers’ base mainly in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2014, the cost of equipment and handsets increased to P$4,143 million from P$3,111 million in 2013, representing a 33% increase. This increase was mainly due to higher average unit cost of sales related to higher value handsets (+51% vs. 2013) partially offset by a decrease in the number of handsets sold (-16% vs. 2013) in the Personal Mobile Service Segment.

Cost of equipment and handsets are net of handsets costs capitalized as SAC (P$103 million in 2014, P$152 million or 60% lower than 2013).

Advertising

Costs related to advertising increased by P$136 million, or 21%, to P$792 million in 2014, mainly due to an increase in advertising campaigns by Personal as compared to 2013.

Cost of VAS

Cost of VAS amounted to P$936 million (+P$228 million vs. 2013), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal.

Provisions

During 2014, we recorded P$84 million in provisions compared to P$270 million recorded in 2013, representing a 69% decrease. The decrease was mainly due to lower civil and commercial claims (P$39 million vs. 2013), lower regulatory and municipal claims (-P$169 million vs. 2013) partially offset by higher labor claims (P$22 million vs. 2013).

Bad Debt Expense

In 2014, bad debt expense amounted to P$424 million, an increase of 50% as compared to 2013, representing 1.3% and 1.0% of consolidated revenues in 2014 and 2013, respectively. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

the accounts receivables and higher incidence of handsets sales directly financed by Personal to its postpaid and “Cuentas claras” subscribers. These charges have also increased in Telecom Argentina in the Government and Corporate segment.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 21% to P$1,518 million in 2014 from P$1,252 million in 2013 primarily as a result of higher prices on related services, especially in transportation, freight and travel expenses (+P$108 million or 23.9% vs. 2013), among others, in the operations in Argentina; and the increase of rent prices (+P$107 million or 36.3% vs. 2013), as a result of new agreements and the renegotiation of some of the existing ones.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$8,702 million in 2014, representing an increase of P$1,138 million or 15% from P$7,564 million in 2013. It represented 26% and 28% of total consolidated revenues, respectively. This growth was mainly fueled by the Fixed Services segment (+P$344 million or +19.7% vs. 2013) and Personal Mobile Services segment (+P$643 million or 11.9% vs. 2013).

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$370 million, or 13% vs. 2013, to P$3,243 million during 2014. The increase in PP&E depreciation reached P$406 million, partially offset by a decrease in the amortization of SAC and Service connection costs totaled P$56 million due to lower levels of capitalization of subsidies from the sale of mobile handsets and the extension of the contractual terms for mobile customers from 18 to 24 months.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to P$9 million in 2014 and the impairment loss of PP&E amounted to P$25 million (an impairment loss of PP&E for a total amount of P$61 million relating to certain work in progress recorded in PP&E, and a partial reversal amounting to P$36 million of the impairment loss recorded in 2013 relating to certain projects entered into by Telecom Argentina and the private sector).

An impairment loss of PP&E that amounted to P$187 million was recorded in 2013 and was mainly related to the discontinuation of a commercial system of Personal (amounting to P$65 million) and to the write-down of some projects of Telecom Argentina that presented uncertainty regarding their development and future associated cash flows (amounting to P$122 million).

Operating income

During 2014, consolidated operating income was P$5,443 million, representing an increase of P$925 million or 20% from 2013. Operating income represented 16% of consolidated revenues in 2014 versus 17% in 2013.

	Years Ended December 31,		% of Change
	2014	2013	2014-2013
	(P$ million / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	8,702	7,564	15
As % of revenues	26	28
Depreciation and amortization	(3,243)	(2,873)	13
As % of revenues	(10)	(11)
Gain on disposal of PP&E and impairment of PP&E	(16)	(173)	(91)
Operating income	5,443	4,518	20
As % of revenues	16	17

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial results, net

During 2014, Telecom recorded a net financial gain of P$253 million compared to a net financial gain of P$528 million in 2013. The decrease was mainly due to higher interests on provisions (-P$43 million vs. 2013), higher losses on NDF agreements (-P$152 million vs. 2013) and lower financial interest on time deposits and other investments including interest on related parties (-P$214 million vs. 2013), partially offset by lower exchanges differences (+P$101 million vs. 2013), higher gains on mutual funds (+P$39 million vs. 2013) and higher interests on receivables (+P$37 million vs. 2013).

Income tax expense

Income tax expense amounted to P$1,967 million, P$1,792 million in 2014 and 2013, respectively.

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

(i)         Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2014, resulting in an income tax payable of P$1,749 million versus P$1,956 million in 2013. Fixed Segment income tax expense in 2014 amounted to P$422 million as compared to P$344 million in 2013; Personal’s tax expense, in 2014, amounted to P$1,302 million compared to P$1,588 million in 2013; and Núcleo’s tax expense, in 2014, amounted to P$25 million compared to P$24 million in 2013.

(ii)          Regarding the deferred tax, in 2014 and 2013, the Fixed Segment recorded a deferred tax benefit of P$19 million and P$47 million, respectively; Personal recorded a deferred tax expense of P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) and  a benefit that amounts to P$120 million in 2014 and 2013, respectively; and Núcleo generated a P$3 million and P$1 million gain in 2014 and 2013, totaling P$245 million expense and P$168 million benefit of deferred tax in 2014 and 2013, respectively.

(iii)       Regarding the analysis of recoverability of deferred tax assets, Personal recorded a recovery of the valuation allowance for deferred tax assets of P$27 million and a P$4 million allowance in 2014 and 2013, respectively, while no charges were recorded for Telecom Argentina, Telecom Argentina USA and Núcleo in those years.

Net Income

For 2014, we recorded net income of P$3,729 million (11% of total consolidated revenues), of which P$3,673 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$742 million, the Personal Mobile Services segment accounted for a P$2,816 million gain and the Núcleo Mobile Services segment accounted for a gain of P$171 million, representing 7%, 12% and 11% of the total segment revenues, respectively including intercompany transactions.

For 2013, we recorded net income of P$3,254 million (12% of total consolidated revenues), of which P$3,202 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$538 million, the Personal Mobile Services segment accounted for a P$2,556 million gain and the Núcleo Mobile Services segment accounted for a gain of P$160 million, representing 7%, 13% and 14% of the total segment revenues, respectively including intercompany transactions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.2) 2013 Compared to 2012

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2013	2012	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Revenues	27,287	22,117	23	5,170	983	3,902	285
Other Income	63	79	(20)	(16)	(42)	20	6
Operating expenses (without depreciation and amortization)	(19,786)	(15,626)	27	(4,160)	(1,058)	(2,911)	(191)
Operating income before depreciation and amortization (2)	7,564	6,570	15	994	(117)	1,011	100
Depreciation and amortization	(2,873)	(2,612)	10	(261)	(90)	(102)	(69)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	n/a	(181)	(113)	(69)	1
Operating income	4,518	3,966	14	552	(320)	840	32
Financial results, net	528	229	131	299	142	167	(10)
Income tax expense	(1,792)	(1,463)	22	(329)	(24)	(302)	(3)
Net income	3,254	2,732	19	522	(202)	705	19

Net income attributable to:
Telecom Argentina (Controlling Company)	3,202	2,685	19	517
Non-controlling interest	52	47	11	5

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

During 2013, total consolidated revenues increased by 23% to P$27,287 million from P$22,117 million in 2012, mainly driven by our mobile, Broadband and data transmission businesses.

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2013	2012	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Voice	10,645	9,927	7	718	228	404	86
Data	8,488	6,767	25	1,721	228	1,447	46
Internet	4,879	3,395	44	1,484	528	840	116
Service Revenues	24,012	20,089	20	3,923	984	2,691	248
Equipment (2)	3,275	2,028	61	1,247	(1)	1,211	37
Revenues	27,287	22,117	23	5,170	983	3,902	285

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Revenues from voice-retail increased 7% to P$2,656 million and are still affected by the Pesification and freezing of regulated rates in early 2002. Revenues from regulated rate services represented 33% of our total segment revenues in 2013 compared with a 36% in 2012. See “—(B) Results of Operations by Segment—(B.1) Fixed Services Segment—Revenues—Voice-retail” for a description of the services included as voice-retail.

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

In Núcleo Mobile Services segment, voice revenues increased 21% to P$500 million in 2013 compared to P$414 million in 2012 mainly due to an increase in the subscriber base (+5.2%) and to the appreciation of the Guaraní with respect to the Argentine peso (+33% year over year).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

As a consequence of the increase in the usage of VAS (Internet and data), the ARPU increased to P$66.8 per month in 2013 (vs. P$57.7 per month in 2012) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 31% to P$963 million in 2013 from P$735 million in 2012, where the focus was to strengthen Telecom Argentina’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to an increase in Integra and VPN IP services, to the increase in the IP traffic in the wholesale segment; and to the increase in the monthly charges and transmission Datacenter services (especially in hosting and housing monthly charges, and Value Added Services transmission). The majority of our revenues from data transmission services is denominated in U.S. dollars and, consequently, in 2013 and 2012, was affected by the fluctuations in the exchange rate between the peso and the U.S. dollar resulting in an increase in data transmission revenues.

Mobile data revenues reached P$7,212 million (+25% vs. 2012). This increase is mainly due to constant SMS sales increase as a result of several campaigns launched by Personal and especially due to the increase in revenues from the sale of contents via SMS, both in prepaid or postpaid customers.

Internet

Internet revenues in the Fixed segment increased 26% to P$2,521 million in 2013 from P$1,993 million in 2012. The increase was mainly due to the substantial expansion of the Broadband service (+5% of Access lines vs. 2012), an increase in average prices resulting in an improvement in the ARPU amounted to P$124.7 per month in 2013 vs. P$102.3 per month in 2012. As of December 31, 2013 the number of Internet accesses reached approximately 1.7 million equivalent to 41% of fixed lines in service of Telecom Argentina (vs. 39% in 2012), compared to approximately 1.6 million as of December 31, 2012, an increase of 5%.

Mobile Internet revenues in the Personal Mobile segment increased 67% to P$2,088 million in 2013 from P$1,248 million in 2012. Such increases were mainly due to new subscribers, and the migration of existing ones to higher-value plans, partially offset by the revenues decrease generated by the decrease of Mobile Internet subscribers.

Equipment

Revenues from equipment increased by 61% to P$3,275 million in 2013 from P$2,028 million in 2012. This increase was due to a mix between the increase in the average price of the handsets of 72% and the decrease of 5% in the handsets sold by Personal. This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to demand for higher-value handsets, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2013, other income decreased 20% to P$63 million from P$79 million in 2012, mainly due to a decrease in indemnities collected from suppliers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2013	2012	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	4,152	3,269	27	883	611	252	20
Interconnection costs and other telecommunications charges	1,829	1,707	7	122	21	60	41
Fees for services, maintenance, materials and supplies	2,641	2,109	25	532	176	334	22
Taxes and fees with the Regulatory Authority	2,689	2,018	33	671	129	534	8
Commissions	2,203	1,949	13	254	8	226	20
Cost of equipment and handsets	3,111	2,043	52	1,068	30	992	46
Advertising	656	660	(1)	(4)	(12)	6	2
Cost of VAS	708	326	117	382	2	371	9
Provisions	270	153	76	117	80	36	1
Bad-debt expense	283	275	3	8	2	3	3
Restructuring Costs (recovery)	(8)	90	n/a	(98)	(91)	(7)	—
Other operating expenses	1,252	1,027	22	225	102	104	19
Total operating expenses (without depreciation and amortization)	19,786	15,626	27	4,160	1,058	2,911	191

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

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Taxes and “fees with the Regulatory Authority”

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

Commissions

Commissions increased by P$254 million, or 13%, to P$2,203 million in 2013 from P$1,949 million in 2012. The increase was mainly due to higher commissions related to commercial agents of P$39 million associated with increased revenues because of major acquisition and retention costs, higher prepaid card distribution commissions  of P$84 million, and collection commissions of P$117 million.

Commissions are net of agent commissions capitalized as SAC, which totaled P$551 million (+P$237 million or 75% vs. 2012), and are directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2013, the cost of equipment and handsets increased to P$3,111 million from P$2,043 million in 2012, representing a 52% increase. This increase was mainly due to the increase in costs of mobile handsets in both Mobile Services segments of P$1,038 million, mainly as a consequence of higher average unit cost of sales (+72% vs. 2012) offset by a decrease in the number of handsets sold (-5% vs. 2012) in the Personal Mobile Segment.

Cost of equipment and handsets are net of handsets costs capitalized as SAC (P$255 million in 2013, P$208 million or 45% lower than 2012).

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

Bad Debt Expense

In 2013, bad debt expense amounted to P$283 million, an increase of 3% as compared to 2012, representing 1.0% and 1.2% of consolidated revenues in 2013 and 2012, respectively. The increase was mainly due to higher aging of the accounts receivables, mainly in voice-retail customers in the Núcleo Mobile Services segment.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

For a further breakdown of our consolidated operating expenses, see “—(B) Results of Operations by Segment” below.

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

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Income tax expense

Income tax expense amounted to P$1,792 million and P$1,463 million in 2013 and 2012, respectively.

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

(i)         Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2013, resulting in an income tax payable of P$1,956 million (including fiscal year 2012 return adjustment of P$3 million) versus P$1,522 million in 2012. Fixed Segment income tax expense in 2013 amounted to P$344 million as compared to P$312 million in 2012; Personal’s, in 2013, amounted to P$1,588 million compared to P$1,187 million in 2012; and Núcleo’s, in 2013, amounted to P$24 million compared to P$23 million in 2012.

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

Net income

For 2013, we recorded net income of P$3,254 million (12% of total consolidated revenues), of which P$3,202 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$538 million, the Personal Mobile Services segment accounted for a P$2,556 million gain and the Núcleo Mobile Services segment accounted for a gain of P$160 million, representing 7%, 13% and 14% of the total segment revenues, respectively including intercompany transactions.

For 2012, we recorded net income of P$2,732 million (12% of total consolidated revenues), of which P$2,685 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$502 million, the Personal Mobile Services segment accounted for a P$2,085 million gain and the Núcleo Mobile Services segment accounted for a gain of P$145 million, representing 7%, 14% and 17% of the total segment revenues, respectively including intercompany transactions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(B) Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Revenues (1)	10,320	8,254	7,061	25	17
Other Income (2)	37	43	84	(14)	(49)
Operating expenses (without depreciation and amortization)	(8,266)	(6,550)	(5,500)	26	19
Operating income before depreciation and amortization (3)	2,091	1,747	1,645	20	6
Depreciation and amortization	(1,230)	(1,019)	(929)	21	10
Gain on disposal of PP&E and impairment of PP&E	9	(106)	7	n/a	n/a
Operating income	870	622	723	40	(14)
Financial results, net	275	213	52	29	310
Income tax expense	(403)	(297)	(273)	36	9
Net income	742	538	502	38	7

(1)         Includes intersegment revenues of P$1,761 million, P$1,248 million and P$1,038 million in 2014, 2013 and 2012, respectively.

(2)         Includes intersegment other income of P$11 million, P$10 million and P$9 million in 2014, 2013 and 2012, respectively.

(3)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

During 2014, revenues from our Fixed Services segment increased by 25% to P$10,320 million from P$8,254 million in 2013. During 2013, revenues from our Fixed Services segment increased by 17% to P$8,254 million from P$7,061 million in 2012.The increase in each year was mainly due to data transmission and Broadband with a 4% and 5% growth in Internet accesses in 2014 and 2013, respectively.

Revenues from our Fixed Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Voice-retail	2,853	2,656	2,475	7	7
Voice-wholesale	929	786	739	18	6
Data	1,470	963	735	53	31
Internet	3,254	2,521	1,993	29	26
Service Revenues	8,506	6,926	5,942	23	17
Equipment (1)	53	80	81	(34)	(1)
Subtotal third party revenues	8,559	7,006	6,023	22	16
Intersegment	1,761	1,248	1,038	41	20
Total Fixed Services revenues	10,320	8,254	7,061	25	17

(1)         This item is composed of voice, data and Internet equipment in each year.

Voice-retail

Revenues from voice-retail represented 28% of our total segment revenues for 2014 compared to 32% of our total segment revenues for 2013 and 35% of our total segment revenues for 2012. Revenues from voice-retail increased 7% to P$2,853 million in 2014 from P$2,656 million in 2013 and increased 7% in 2013 from P$2,475 million in 2012.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Monthly basic charges increased 7% to P$1,203 million in 2014 from P$1,121 million in 2013 and increased 9% from P$1,032 million in 2012. Monthly Charges and Supplementary Services increased in 2014 as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices.

Measured service charges increased 10% to P$1,541 million in 2014 from P$1,395 million in 2013 and increased 7% in 2013 from P$1,306 million in 2012. The increase in both 2014 and 2013 was mainly due to the increase in customers and domestic plans prices and the increase in long national distance plans prices.

Voice-wholesale

Revenues from voice-wholesale represented 9% of our total segment revenues for 2014 compared to 10% in 2013 and 2012. Revenues from voice-wholesale increased 18% to P$929 million in 2014 from P$786 million in 2013 and increased 6% from P$739 million in 2012.

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

Interconnection services increased 14% to P$621 million in 2014 from P$547 million in 2013 and increased 6% in 2013 from P$516 million in 2012. The increase was mainly due to higher prices related to cell sites rentals due to the variation of the P$/US$ exchange rate.

Data and Internet

Revenues from data and Internet represented 46% of our total segment revenues in 2014 compared to 42% and 39% in 2013 and 2012, respectively. Revenues from data and Internet services increased 36% to P$4,724 million in 2014 from P$3,484 million in 2013 and increased 28% in 2013 from P$2,728 million in 2012.

Internet

Revenues from Internet increased 29% to P$3,254 million in 2014 from P$2,521 million in 2013 and increased 26% in 2013 from P$1,993 million in 2012. The increases were mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services. As of December 31, 2014, the number of Internet accesses increased by approximately 4% to 1.77 million from 1.71 million as of December 31, 2013 and increased approximately 5% from 1.63 million as of December 31, 2012.

Data

Revenues from data services increased 53% to P$1,470 million in 2014 from P$963 million in 2013 and increased 31% in 2013 from P$735 million in 2012. The increase was primarily due to higher prices related to the variation of the P$/US$ exchange rate and the increase of IP transit services customers, VPN IP services customers (private data networks services that replaces the point to point services) and IP direct lines customers in the retail segment, to the increase in customers and higher prices related to the variation of the P$/US$ exchange rate of Integra services, mainly in the large customer segment, to  higher prices related to the variation of the P$/US$ exchange rate of the VPN-IP services in the wholesale segment and to an increase in the number of subscribers and in prices of monthly charges related to the variation of the P$/US$ exchange rate of datacenter services (especially in hosting and housing services). The increase in 2013 were mainly due to the growth of Integra and VPN IP services (private data networks services that replace the point to point services); and due to the increase in monthly charges and datacenter services (especially in hosting and housing monthly charges and Value Added Services).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Equipment

Revenues from equipment amount to P$53 million in 2014 compared to P$80 million in 2013 and P$81 million in 2012. Equipment revenues include revenues on construction contracts recognized in 2014 and 2013  that amounted to P$7 million and P$19 million, respectively.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include Access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2014, our intersegment revenues increased 41% to P$1,761 million from P$1,248 million in 2013 and increased 20% from P$1,038 million in 2012. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2014, other income decreased 14% to P$37 million from P$43 million in 2013. During 2013, other income decreased 49% to P$43 million from P$84 million in 2012. The decrease in 2013 was mainly due to a decrease in indemnities and penalties collected from suppliers.

Operating Expenses (without depreciation and amortization)

During 2014, total operating expenses (without depreciation and amortization) for the Fixed Services segment increased 26% to P$8,266 million from P$6,550 million in 2013 and increased 19% from P$5,500 million in 2012. The increases were mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2014, 2013 and 2012 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	4,021	2,991	2,380	34	26
Interconnection costs and other telecommunications charges	676	525	507	29	4
Fees for services, maintenance, materials and supplies	1,402	1,126	950	25	19
Taxes and fees with the Regulatory Authority	723	578	449	25	29
Commissions	210	177	169	19	5
Cost of equipment	72	74	44	(3)	68
Advertising	151	159	171	(5)	(7)
Cost of VAS	16	11	9	45	22
Provisions	115	169	89	(32)	90
Bad debt expenses	89	58	56	53	4
Restructuring Costs (recovery)	—	(8)	83	(100)	n/a
Other operating expenses	791	690	593	15	16
Total Fixed Services (1)	8,266	6,550	5,500	26	19

(1)         Includes intersegment cost of P$117 million, P$104 million and P$112 million in 2014, 2013 and 2012, respectively. These costs are eliminated at the consolidated level.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Employee benefit expenses and severance payments

During 2014, employee benefit expenses and charges for severance payments were approximately P$4,021 million, representing a 34% increase from P$2,991 million in 2013. In 2013, employee benefit expenses and charges for severance payments increase 26% from P$2,380 million in 2012. The increases were mainly due to salary increases, and in 2014, also to an extraordinary annual bonus amounting to P$80 million paid in January 2015. The Fixed Services segment had 11,056, 11,002 and 11,115 employees as of December 31, 2014, 2013 and 2012, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Interconnection costs and other telecommunications charges included intersegment costs of P$95 million, P$82 million and P$85 million in 2014, 2013 and 2012, respectively, that are eliminated at the consolidated level.

In 2014 interconnection costs and other telecommunications charges amounted to P$676 million, representing an increase of 29% from P$525 million in 2013. In 2013 such costs amounted to P$525 million, representing an increase of 4% from P$507 million in 2012. The increases were mainly due to higher traffic volume.

Fees for Services, Maintenance, Materials and Supplies

During 2014, fees for services, maintenance, materials and supplies increased 25% to P$1,402 million from P$1,126 million in 2013 and increased 19% from P$950 million in 2012.

The increase in 2014 mainly corresponds to higher costs recognized to suppliers, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance due to the effects of inflation and P$/US$ variation.

The increases in 2013 were mainly due to higher maintenance costs, the increase in the prices of certain supplies due to the effects of inflation and higher costs of services, especially those related to call centers, as well as technical maintenance fees.

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$37 million in 2014, P$36 million and P$32 million in 2014, 2013 and 2012, respectively).

Fees for services, maintenance, materials and supplies expenses included intersegment costs of P$10 million in 2014 that are eliminated at the consolidated level.

Taxes and “fees with the Regulatory Authority”

Expenses related to taxes and fees with the Regulatory Authority increased 25% to P$723 million in 2014 from P$578 million in 2013 and increased 29% in 2013 from P$449 million in 2012. The increase in 2014 was mainly due to the increase in revenues and the increase of the tax on deposits to and withdrawals from bank accounts related to dividend payments. The increase in 2013 was mainly due to charges of turnover tax as a result of the increase in revenues and an increase in rates. Also, in 2013 the increase was a result of higher average rates of the turnover tax in the City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza.

Commissions

During 2014, costs relating to commissions amounted to approximately P$210 million, representing an increase of 19% as compared to P$177 million in 2013. In 2013, these charges increased 5% from P$169 million in 2012. The increase during both years was mainly due to the increase in agents’ commissions (associated with higher revenues) and the increase of outsourced sales commissions and collection commissions.

Cost of Equipment

During 2014, 2013 and 2012 we recorded P$72 million, P$74 million and P$44 million in cost of equipment, respectively. Cost of equipment includes P$6 million and P$16 million related to equipment construction contract costs in 2014 and 2013, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Advertising

During 2014, we recorded P$151 million in costs of advertising representing a decrease of 5% as compared to P$159 million recorded in 2013. In 2013, these charges decreased 7% from P$171 million in 2012. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Cost of VAS

Cost of VAS increased to P$16 million in 2014 from P$11 million in 2013 and P$9 million in 2012.

Provisions

During 2014, we recorded P$115 million in provisions compared to P$169 million recorded in 2013 and P$89 million recorded in 2012. The decrease in 2014 was mainly due to the decrease in regulatory and tax claims for approximately P$98 million, partially offset by an increase in civil and commercial claims of P$34 million. The increase in 2013 was mainly due to the increase in regulatory and municipal claims for approximately P$85 million.

Bad Debt Expenses

In 2014, bad debt expenses amounted to P$89 million, P$58 million in 2013 and P$56 million in 2012. In 2014 theses charges increased by 53%, mainly due to an increase reported in the Government and Corporate segments.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2014, our other operating expenses amounted to P$791 million compared to P$690 million in 2013 and P$593 million in 2012. The increases were primarily due to the increase in prices of transportation, freight, energy, water and others to provide Telecom Argentina’s services and rental expenses.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$2,091 million in 2014, P$1,747 million in 2013 and P$1,645 million in 2012, representing 20%, 21% and 23% of total segment revenues, respectively.

Depreciation and Amortization

Depreciation and amortization expenses were P$1,230 million in 2014, P$1,019 million in 2013 and P$929 million in 2012. The increase was mainly due to assets acquired during 2014 and 2013, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$8 million, P$16 million and P$7 million in 2014, 2013 and 2012, respectively. Impairment loss of PP&E amounted to P$122 million in 2013 and is mainly related to the impairment of certain PP&E items related to some projects undertaken by Telecom Argentina with the public sector and the private sector that present uncertainty regarding their development and future associated cash flows.

Operating Income

Operating income represented 8%, 8% and 10% of total segment revenues in 2014, 2013 and 2012, respectively. In 2014, the operating income from our Fixed Services segment increased 40% to P$870 million from P$622 million in 2013. In 2013, the operating income from our Fixed Services segment decreased 14% from P$723 million in 2012.

Our operating income in the Fixed Services Segment continues to be affected by the Pesification and freezing of regulated rates. See “—Factors affecting results of operations—Rate Regulation.”

The following table shows our operating income from the Fixed Services segment in 2014, 2013 and 2012 and its percentage of revenues in each year.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

				% of Change
	Years Ended December 31,				2013-
	2014	2013	2012	2014-2013	2012
	(P$ million / %)			Increase/(Decrease)
Operating income before depreciation and amortization (1)	2,091	1,747	1,645	20	6
As % of revenues	20	21	23
Depreciation and amortization	(1,230)	(1,019)	(929)	21	10
As % of revenues	(12)	(12)	(13)
Gain on disposal of PP&E and impairment of PP&E	9	(106)	7	n/a	n/a
Operating income	870	622	723	40	(14)
As % of revenues	8	8	10

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2014, Financial results, net resulted in a net gain of P$275 million, representing an increase of P$62 million vs. 2013. The increase was mainly due to higher foreign currency exchange net gains, higher gains on mutual funds and higher interest with related parties, partially offset by higher interest on provisions.

During 2013, we recorded a net financial gain of P$213 million compared to a net financial gain of P$52 million in 2012. The increase in our financial results was mainly attributed to higher gains from cash equivalents and investments of approximately P$15 million and a net foreign currency exchange gain of P$103 million.

Income tax expense

As previously mentioned, the income tax charge includes three effects (See “—Years ended December 31, 2014, 2013 and 2012—(A.1) Income tax expense”).

During 2014, our Fixed Services segment recorded an income tax expense of P$403 million compared to P$297 million in 2013 and P$273 million in 2012. The increase in 2014 and 2013 was mainly due to the increase in our pre-tax income compared to previous years.

The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense (amounting to P$422 million), partially offset by income generated by deferred tax on temporary differences arising out of the asset and liability valuations due to tax versus financial accounting criteria (amounting to P$19 million).

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

Net Income

For 2014, 2013 and 2012, the Fixed Services segment recorded net income of P$742 million, P$538 million and P$502 million, respectively. The increase in 2014 was mainly due to an increase in our operating income, partially offset by an increase in income tax, as detailed above. The increase in 2013 was mainly due to an increase in financial results, partially offset by a reduction in our operating income compared to the gain recorded in 2012, and an increase in the income tax expense as detailed above.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Revenues (1)	23,332	19,245	15,350	21	25
Other Income	21	24	4	(13)	500
Operating expenses (without depreciation and amortization)	(17,320)	(13,879)	(10,760)	25	29
Operating income before depreciation and amortization (2)	6,033	5,390	4,594	12	17
Depreciation and amortization	(1,650)	(1,628)	(1,526)	1	7
Gain on disposal of PP&E and impairment of PP&E	(25)	(68)	1	(63)	n/a
Operating income	4,358	3,694	3,069	18	20
Financial results, net	—	334	186	(100)	80
Income tax expense	(1,542)	(1,472)	(1,170)	5	26
Net income	2,816	2,556	2,085	10	23

(1)         Includes intersegment revenues of P$128 million, P$116 million and P$123 million in 2014, 2013 and 2012, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

During 2014, revenues from our Personal Mobile Services segment increased by 21% to P$23,332 million from P$19,245 million in 2013 and increased by 25% from P$15,350 million in 2012. The increase in each year was mainly due to the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily data and Internet services.

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

	Years Ended December 31,
	2014	2013	2012
	(P$ million)
Total service revenues	18,412	16,119	13,435
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(304)	(270)	(250)
Cell sites rental	(43)	(32)	(25)
Reconnection fees and others	(407)	(239)	(220)
Adjusted total service revenues included in the ARPU calculation (1)	17,658	15,578	12,940
Average number of subscribers during the year (thousands)	19,821	19,448	18,687

(1)         Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$128 million in 2014, P$116 million in 2013 and P$123 million in 2012.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

During 2014, ARPU increased 11% to approximately P$74.2 per customer per month compared to approximately P$66.8 per customer per month in 2013. ARPU reached P$57.7 per customer per month in 2012.

The total number of Personal’s subscribers decreased approximately 3% to 19.6 million as of December 31, 2014 from 20.1 million as of December 31, 2013 and increased 6% from 19.0 million as of December 31, 2012. As of December 31, 2014, the subscriber base in Argentina amounted to approximately 13.3 million prepaid subscribers, or 68% of the total subscriber base, approximately 2.2 million post-paid subscribers, or 11% of the total subscriber base and approximately 4.1 million “Cuentas Claras” plan subscribers, or 21% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Voice-retail	5,330	4,773	4,461	12	7
Voice-wholesale	1,953	1,930	1,838	1	5
Data	7,666	7,212	5,765	6	25
Internet	3,335	2,088	1,248	60	67
Services Revenues	18,284	16,003	13,312	14	20
Equipment	4,920	3,126	1,915	57	63
Subtotal third party revenues	23,204	19,129	15,227	21	26
Intersegment	128	116	123	10	(6)
Total Personal Mobile Services Revenues	23,332	19,245	15,350	21	25

Voice-retail

Revenues from voice-retail represented 23% of our total segment revenues in 2014 compared to 25% and 29% of our total segment revenues in 2013 and 2012, respectively. Revenues from voice-retail increased 12% to P$5,330 million in 2014 from P$4,773 million in 2013 and increased 7% from P$4,461 million in 2012.

Voice-retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased 30% to P$3,074 million in 2014 from P$2,369 million in 2013 and increased 11% in 2013 from P$2,137 million in 2012. Airtime usage charges decreased 18% to P$1,654 million in 2014 from P$2,005 million in 2013 and increased 2% in 2013 from P$1,961 million in 2012. Roaming charges and other services increased 51% to P$602 million in 2014 from P$399 million in 2013 and increased 10% in 2013 from P$363 million in 2012.

The increase in 2014 was mainly due to the increase in monthly charges prices and to the increase in the prepaid and “Cuentas claras” subscriber base.

The increase in 2013 was mainly due to an increase in the subscriber base (especially in prepaid and “Cuentas Claras”), an increase in the volume of total traffic and an increase in the prices of our services.

Voice-wholesale

Revenues from voice-wholesale represented 8% of our total segment revenues in 2014 compared to 10% and 12% of our total segment revenues in 2013 and 2012, respectively. Revenues from voice-wholesale increased 1% to P$1,953 million in 2014 from P$1,930 million in 2013 and increased 5% in 2013 from P$1,838 million in 2012. The increase was mainly due to the increase of mobile leases related to new agreements and to the renegotiation of the existing ones and to the increase in roaming revenues with other operators.

Voice-wholesale mainly includes revenues from CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

CPP and TLRD decreased 1% to P$1,611 million in 2014 from P$1,634 million in 2013 and increased 4% in 2013 from P$1,568 million in 2012.

Roaming charges and other services increased 16% to P$342 million in 2014 from P$296 million in 2013, and increased 10% from P$270 million in 2012.

Data and Internet

Data and Internet services mainly include SMS, MMS, Browsing and Internet. Data and Internet represented 47%, 48% and 46% of our total segment revenues for 2014, 2013, and 2012, respectively.

Data

Revenues from data mainly include contents via SMS, MMS and other Value Added Services. Revenues from data increased 6% to P$7,666 million in 2014 from P$7,212 million in 2013. Revenues from data increased 25% in 2013 from P$5,765 million in 2012. This increase was mainly due to the constant Content via SMS sales increase as a result of several campaigns launched by Personal.

In particular, revenues of SMS decreased 5% to P$4,535 million in 2014 from P$4,792 million in 2013 while SMS increased 3% in 2013 from P$4,668 million in 2012.

Internet

Revenues from Internet increased 60% to P$3,335 million in 2014 from P$2,088 million in 2013 and increased 67% in 2013 from P$1,248 million in 2012. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G handsets which facilitate Internet browsing. Internet flat rate services revenues have decreased mainly due to the decrease of Mobile Internet dongle subscribers.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2014, handset revenues increased 57% to P$4,920 million from P$3,126 million in 2013 and increased 63% from P$1,915 million in 2012. This increase was due to a mix between the increase in the average price of the handsets of 86% and the decrease of 16% in the handsets sold by Personal. This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2014, our intersegment revenues increased 10% to P$128 million from P$116 million in 2013 and decreased 6% in 2013 from P$123 million in 2012. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2014, other income was P$21 million, compared to P$24 million in 2013 and P$4 million in 2012.

Operating Expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased 25% to P$17,320 million in 2014 from P$13,879 million in 2013 and increased 29% from P$10,760 million in 2012. In line with our increases in revenues, during 2014 and 2013, almost all items in the cost structure of the Personal Mobile Services segment experienced increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Detailed below are the major components of the operating expenses for the years ended December 31, 2014, 2013 and 2012 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	1,452	1,077	825	35	31
Interconnection costs and other telecommunications charges	2,592	2,148	1,947	21	10
Fees for services, maintenance, materials and supplies	2,145	1,634	1,242	31	32
Taxes and fees with the Regulatory Authority	2,527	2,076	1,542	22	35
Commissions	2,181	1,970	1,745	11	13
Cost of equipment	3,959	2,956	1,964	34	51
Advertising	563	442	436	27	1
Cost of VAS	856	663	292	29	127
Provisions	(31)	101	65	n/a	55
Bad debt expenses	315	214	211	47	1
Restructuring Costs	—	—	7	n/a	n/a
Other operating expenses	761	598	484	27	24
Total Personal Mobile Services(1)	17,320	13,879	10,760	25	29

(1)         Includes intersegment cost of P$1,766 million, P$1,257 million and P$1,049 million in 2014, 2013 and 2012, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2014, employee benefit expenses and severance payments charges increased 35% to P$1,452 million from P$1,077 million in 2013 and increased 31% from P$825 million in 2012. The increase was mainly due to increases in salaries agreed by Telecom Personal with several trade unions for the unionized employees and also non-unionized employees, together with related social security charges as well as an extraordinary annual bonus of P$35 million granted to all employees (paid in January 2015).

The Personal Mobile Services segment had 4,958, 5,155 and 5,254 employees as of December 31, 2014, 2013 and 2012, respectively.

Interconnection Costs and other telecommunications charges

During 2014, interconnection costs and other telecommunications charges increased 21% to P$2,592 million from P$2,148 million in 2013 and increased 10% in 2013 from P$1,947 million in 2012. The increase in 2014 was mainly due to higher costs of lease of circuits of P$386 million. The increases in 2013 were mainly due to higher traffic volume resulting from Personal’s network and higher costs of roaming and TLRD due to an increase in mobile traffic among mobile operators as a consequence of a growth in the total subscriber base. Interconnection costs and other telecommunications charges includes intersegment costs of P$1,273 million, P$921 million and P$780 million in 2014, 2013 and 2012, respectively, that are eliminated at the consolidated level.

Fees for services, Maintenance, Materials and Supplies

In 2014, fees for services, maintenance, materials and supplies expenses increased 31% to P$2,145 million from P$1,634 million in 2013 and increased 32% from P$1,242 million in 2012.

The increase was mainly due to higher maintenance costs of radio bases, systems and buildings, as a result of the variation in the P$/US$ exchange rate. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers.

Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$332 million, P$211 million and P$153 million in 2014, 2013 and 2012, respectively, that are eliminated at the consolidated level.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Taxes and “fees with the Regulatory Authority”

During 2014, taxes and fees with the Regulatory Authority increased 22% to P$2,527 million from P$2,076 million in 2013 and increased 35% in 2013 from P$1,542 million. The increase in 2014 was mainly due to the increase in revenues, the increase in equipment sales in Argentina, the increase of the Tax on deposits to and withdrawals from bank accounts related to dividend payments and by higher collections and payments to suppliers in 2014 vs 2013. The increase in 2013 was mainly attributable to the increase in total segment revenues and higher average rates of the turnover tax.

Commissions

In 2014, commissions increased 11% to P$2,181 million from P$1,970 million in 2013 and increased 13% in 2013 from P$1,745 million in 2012. The increase was mainly due to the increase in Agents’ commissions of P$29 million (associated with higher revenues) and the increase of outsourced sales commissions and collection commissions of P$206 million, (especially of handsets sold), partially offset by lower prepaid cards distribution commissions of P$28 million. Commissions include intersegment cost of P$53 million, P$56 million and P$57 million in 2014, 2013, and 2012, respectively, that are eliminated at the consolidated level.

Cost of Equipment

During 2014, the cost of equipment and handsets sold increased 34% to P$3,959 million from P$2,956 million in 2013 and increased 51% from P$1,964 million in 2012. The increase in cost of mobile handsets in 2014 is related to the increase in the average unit cost of sales (+51.4% vs. 2013), partially offset by a decrease in the units of handsets sold (-16.1% vs. 2013). The increase in costs of mobile handsets in 2013 was mainly due to higher average unit cost of sales (+72% vs. 2012) offset by a decrease in the number of handsets sold (-5% vs. 2012).

Cost of equipment and handsets are net of costs capitalized as SAC (P$61 million in 2014, P$164 million or -73% lower than 2013).

The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers, especially in the “Cuentas claras” segment.

Advertising

During 2014, advertising expenses including media, promotional and institutional campaigns, amounted to P$563 million, representing an increase of 27% from P$442 million in 2013. During 2013, advertising expenses, amounted to P$442 million, representing an increase of 1% from P$436 million in 2012.

Cost of VAS

Cost of VAS amounted to P$856 million (+P$193 million vs. 2013), mainly due to the increase of VAS (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal. Such costs were P$663 million and P$292 million in 2013 and 2012, respectively.

Provisions

During 2014, we recorded a gain of P$31 million in provisions compared with a loss of P$101 million and P$65 million recorded in 2013 and 2012, respectively. The decrease was mainly due to lower regulatory and municipal claims (-P$71 million vs. 2013) and lower civil and commercial claims (-P$73 million vs. 2013), partially offset by higher labor claims (P$12 million vs. 2013). The increase in 2013 was mainly due to higher claims recorded, in particular an increase in civil and commercial claims for P$62 million, partially offset by lower labor claims for P$24 million.

Bad Debt Expenses

In 2014 bad debt expenses amounted to P$315 million (+47% vs. 2013). In 2013, bad debt expenses amounted to P$214 million representing an increase of 1% from P$211 million in 2012. The major increase in 2014 as compared with 2013 was a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal to its postpaid and “Cuentas claras” subscribers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 27% to P$761 million in 2014 from P$598 million in 2013 and increased 24% from P$484 million in 2012. The increase was mainly due to higher costs associated with an increase in rental cost and freight and transportation costs. Other operating expenses include intersegment costs of P$108 million, P$69 million and P$59 million in 2014, 2013, and 2012, respectively, that are eliminated at the consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$6,033 million in 2014, P$5,390 million in 2013 and P$4,594 million in 2012, representing 26%, 28% and 30% of total segment revenues in 2014, 2013 and 2012, respectively. The increase in each year was mainly due to higher growth in revenues, partially offset by increases in operating costs (before depreciation and amortization).

Depreciation of PP&E and Amortization of Intangible Assets

During 2014 depreciation of PP&E and amortization of intangible assets increased 1% to P$1,650 million from P$1,628 million in 2013 and increased 7% from P$1,526 million in 2012. During 2014, the increase in PP&E depreciation amounted to P$114 million partially offset by a decrease in amortization of SAC of P$111 million due to lower levels of capitalization of subsidies from the sale of mobile handsets and the extension of the contractual terms from 18 to 24 months.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$1 million in 2014 and the loss on disposal of PP&E amounted to P$3 million in 2013. Impairment of PP&E amounted to P$26 million in 2014 related to certain work in progress. Impairment of PP&E amounted to P$65 million in 2013 and is mainly related to the discontinuation of a commercial system.

Operating Income

In 2014, our operating income from the Personal Mobile Services segment was P$4,358 million, representing an increase of 18% from P$3,694 million in 2013, and increased of 20% from P$3,069 million in 2012. Operating income represented 19% of revenues in 2014 for this segment, 19% of revenues in 2013 and 20% in 2012. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2014, 2013 and 2012 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	6,033	5,390	4,594	12	17
As % of revenues	26	28	30
Depreciation and amortization	(1,650)	(1,628)	(1,526)	1	7
As % of revenues	(7)	(8)	(10)
Gain on disposal of PP&E and impairment of PP&E	(25)	(68)	1	(63)	n/a
Operating income	4,358	3,694	3,069	18	20
As % of revenues	19	19	20

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial results, net

During 2014, the Personal Mobile Services segment net financial results decreased P$334 million compared to a net financial gain of P$334 million in 2013 and a net financial gain of P$186 million in 2012. The decrease in 2014 was mainly due to higher foreign currency exchange losses net of NDF agreement results (-P$81 million vs. 2013) and lower financial interest on time deposits and other investments (-P$194 million vs. 2013).

The gain recorded in 2013 was mainly attributed to gains from cash equivalents and investments of approximately P$650 million. In addition, the devaluation of the peso against the U.S. dollar generated a net foreign currency exchange loss of P$328 million in 2013.

Income Tax Expense

During 2014, our Personal Mobile Services segment recorded an income tax expense of P$1,542 million compared to P$1,472 million in 2013 and P$1,170 million in 2012. The increase was mainly due to higher pre-tax income in each year. The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense amounting to P$1,302 million, and by the loss generated by the deferred tax on the temporary differences amounting to P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds), and P$27 million of an allowance recovery.

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

Net Income

During 2014, our Personal Mobile Services segment reported net income of P$2,816 million as compared to P$2,556 million during 2013 and P$2,085 million in 2012. The increase in net income in 2014 and 2013 was mainly due to higher operating income, partially offset by higher income tax expense, as explained above.

(B.3) Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase / (Decrease)
Revenues (1)	1,588	1,160	873	37	33
Other Income	—	6	—	(100)	n/a
Operating expenses (without depreciation and amortization)	(1,010)	(739)	(542)	37	36
Operating income before depreciation and amortization (2)	578	427	331	35	29
Depreciation and amortization	(363)	(226)	(157)	61	44
Gain on disposal of PP&E	—	1	—	(100)	n/a
Operating income	215	202	174	6	16
Financial results, net	(22)	(19)	(9)	16	111
Income tax expense	(22)	(23)	(20)	(4)	15
Net income	171	160	145	7	10

(1)         Includes intersegment revenues of P$10 million, P$8 million and P$6 million in 2014, 2013 and 2012, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Revenues

During 2014, total revenues from Núcleo increased by 37% to P$1,588 million from P$1,160 million in 2013. This increase was mainly due to an increase of 3% in Núcleo’s subscriber base that reached approximately 2.5 million mobile subscribers as of December 31, 2014 and the appreciation of the Guaraní of 41%. As of December 31, 2014, Núcleo had approximately 2 million prepaid subscribers, representing 81% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 35% in 2014 as compared to 2013.

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

Value Added Services sales (included in Data and Internet services) grew by 38% in 2013 as compared to 2012.

Revenues from our Núcleo Mobile Services segment for 2014, 2013 and 2012 are comprised as follows:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase
Voice	701	500	414	40	21
Data	331	313	267	6	17
Internet	456	270	154	69	75
Service revenues	1,488	1,083	835	37	30
Equipment	90	69	32	30	116
Subtotal third party revenues	1,578	1,152	867	37	33
Intersegment	10	8	6	25	33
Total revenues	1,588	1,160	873	37	33

Other Income

During 2013, other income was P$6 million, and mainly includes indemnities collected from suppliers.

Operating Expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 37% to P$1,010 million in 2014 from P$739 million in 2013 and increased 36% in 2013 from P$542 million in 2012. In line with our increases in revenues, during 2014 and 2013, all items in the cost structure of the Núcleo Mobile Services segment experienced increases. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff, also, the increase is mainly due to the appreciation of the Guaraní with respect to the Argentine peso (+41% and 33% year over year in 2014 and 2013, respectively).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Detailed below are the major components of the operating expenses for the years ended December 31, 2014, 2013 and 2012 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	118	84	64	40	31
Interconnection costs and other telecommunications charges	192	171	128	12	34
Fees for services, maintenance, materials and supplies	137	101	76	36	33
Taxes and fees with the Regulatory Authority	47	35	27	34	30
Commissions	156	112	92	39	22
Cost of equipment	112	81	35	38	131
Advertising	78	55	53	42	4
Cost of VAS	64	34	25	88	36
Provisions	—	—	(1)	n/a	n/a
Bad debt expense	20	11	8	82	38
Other operating expenses	86	55	35	56	57
Total Núcleo Mobile Services(1)	1,010	739	542	37	36

(1)         Includes intersegment cost of P$27 million, P$21 million and P$15 million in 2014, 2013 and 2012, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2014, employee benefit expenses and severance payments increased 40% to P$118 million from P$84 million in 2013. During 2013, these costs increased 31% from P$64 million in 2012. The increase was mainly due to the appreciation of the Guaraní with respect to the Argentine Peso, partially offset by a decrease in the number of employees in each year. Núcleo had 402 employees as of December 31, 2014. As of December 31, 2013 and 2012 it had 424 and 439, respectively.

Interconnection Costs and Other Telecommunication Charges

During 2014, interconnection costs and other telecommunication charges increased 12% to P$192 million from P$171 million in 2013 and increased 34% in 2013 from P$128 million in 2012. The increase was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for Services, Maintenance, Materials and Supplies

During 2014, fees for services and maintenance, materials and supplies totaled P$137 million, representing an increase of 36% from P$101 million in 2013. During 2013, they increased 33% from P$76 million in 2012.

Taxes and “fees with the Regulatory Authority”

During 2014, taxes and fees with the Regulatory Authority increased 34% to P$47 million from P$35 million in 2013 and increased 30% from P$27 million in 2012. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

During 2014, commissions increased to P$156 million from P$112 million in 2013, representing an increase of 39%. During 2013, commissions increased from P$92 million in 2012, representing an increase of 22%. The increases were mainly due to the growth in the subscriber base.

Cost of Equipment

During 2014, the cost of handsets sold increased to P$112 million from P$81 million, representing an increase of 38%. During 2012, the cost of handsets was P$35 million. The increase in 2014 and 2013 was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Advertising

During 2014, advertising expenses including media, promotional and institutional campaigns, amounted to P$78 million, representing an increase of 42% from 2013. During 2013, these expenses amounted to P$55 million, representing an increase of 4% from P$53 million in 2012.

Cost of VAS

Cost of VAS increased P$30 million to P$64 million in 2014 from P$34 million in 2013. Such costs were P$25 million in 2012. The increases in each year were in line with the increases in VAS Revenues.

Bad Debt Expenses

In 2014 bad debt expenses amounted to P$20 million, representing an increase of 82% from P$11 million in 2013 and an increase of 38% in 2013 from P$8 million in 2012.

Other Operating Expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 56% to P$86 million in 2014 and increased 57% in 2013 from P$35 million in 2012.

Operating Income before depreciation and amortization

Operating income before depreciation and amortization was P$578 million in 2014, P$427 million in 2013 and P$331 million in 2012, representing 36%, 37% and 38% of total revenues, respectively. Operating income before depreciation and amortization was P$331 million in 2012, representing 38% of total revenues in that year. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as employee benefit expenses, fees for services and maintenance, materials and supplies, cost of handsets and commissions.

Depreciation of PP&E and Amortization of Intangible Assets

During 2014, depreciation of PP&E and amortization of intangible assets increased 61% to P$363 million from P$226 million in 2013. During 2013, depreciation of PP&E and amortization of intangible assets increased 44% from P$157 million in 2012 The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2014, our operating income from the Núcleo Mobile Services segment was P$215 million, representing an increase of 6% from P$202 million in 2013, which represent 14% and 17% of total revenues for this segment in 2014 and 2013, respectively. In 2012, our operating income was P$174 million, representing 20% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2014, 2013 and 2012 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2014	2013	2012	2014-2013	2013-2012
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	578	427	331	35	29
As % of total revenues	36	37	38
Depreciation and amortization	(363)	(226)	(157)	61	44
As % of total revenues	(23)	(19)	(18)
Gain on disposal of PP&E	—	1	—	(100)	n/a
Operating income	215	202	174	6	16
As % of total revenues	14	17	20

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial results, net

During 2014, the Núcleo Mobile Services segment recorded a net financial loss of P$22 million, compared to a net financial loss of P$19 million in 2013 and P$9 million in 2012. The increase in the loss in 2014 was mainly due to higher interest on financial debt partially offset by higher interest on Accounts Receivables. The increase in the loss in 2013 was mainly due to higher interest on financial debt and higher exchange differences.

Income Tax Expense

During 2014, our Núcleo Mobile Services segment recorded an income tax expense of P$22 million compared to P$23 million in 2013. The income tax expense in 2014 was mainly attributable to the recognition of current income tax expense amounting to P$25 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$3 million.

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

During 2012, our Núcleo Mobile Services segment recorded an income tax expense of P$20 million. The income tax expense in 2012 was mainly attributable to the recognition of current income tax expense amounting to P$23 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$3 million.

Net Income

During 2014, our Núcleo Mobile Services segment reported net income of P$171 million as compared to P$160 million during 2013, representing 11% and 14% of total revenues in 2014 and 2013, respectively. In 2012, our net income was P$145 million, representing 17% of total revenues. The increase in net income was mainly due to higher operating income partially offset by the higher financial losses.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures and operating expenses and retributions to its shareholders. Telecom Argentina expects working capital, funds generated from operations and dividends payments from its subsidiaries to be sufficient for its present requirements.

We expect that the principal source of Personal’s liquidity in the near term will be cash flows from operations, dividends that Núcleo may pay to it and cash flow from financing from third parties. During 2014, Personal´s working capital was impacted by 3G/4G licenses’ acquisitions. Personal may need to raise additional funds to support the extra capex program including the acquisitions of the remaining licenses. Consequently, Personal’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividend payments to its shareholders. In case Personal may need additional funds, it expects to use the banks credit lines as well as the Medium-Term Notes Global Program mentioned below.

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

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The table below summarizes, for the years ended December 31, 2014, 2013 and 2012, Telecom’s consolidated cash flows:

	Years Ended December 31,
	2014	2013	2012
	(P$ million)

Cash flows from operating activities	5,721	6,981	5,029
Cash flows used in investing activities	(9,426)	(3,821)	(3,945)
Cash flows used in financing activities	(1,340)	(1,407)	(859)
Net foreign exchange differences on cash and cash equivalents	505	311	117

(Decrease)/Increase in cash and cash equivalents	(4,540)	2,064	342
Cash and cash equivalents at the beginning of the year	5,224	3,160	2,818

Cash and cash equivalents at the end of the year	684	5,224	3,160

As of December 31, 2014, 2013 and 2012, we had P$684 million (net of bank overdrafts of P$141 million), P$5,224 million and P$3,160 million in cash and cash equivalents, respectively.

Cash flows from operating activities were P$5,721 million, P$6,981 million and P$5,029 million in 2014, 2013 and 2012, respectively. The decrease of P$1,260 million in 2014 vs. 2013 was mainly due to an increase in the payments for the acquisition of goods and services and for the acquisition of inventories, salaries and social security and taxes and fees with the regulatory authority partially offset by an increase in the collection of trade receivables, resulting from an increase in revenues. The increase of P$1,952 million in 2013 vs. 2012 was mainly due to an increase in the collection of trade receivables, resulting from an increase in revenues.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Years ended December 31,
	2014	2013	2012
	(P$ million)
Collections
Collections from customers	34,367	28,375	22,902
Interests from customers	160	124	90
Interests from time deposits	400	584	310
CPP collections	668	690	623
NDF	84	13	4
Subtotal	35,679	29,786	23,929
Payments
For the acquisition of goods and services and others	(8,827)	(6,788)	(5,812)
For the acquisition of inventories	(4,167)	(3,166)	(2,326)
Salaries and social security payables and severance payments	(5,136)	(3,972)	(3,187)
NDF	(53)	—	(1)
CPP payments	(1,616)	(1,315)	(1,130)
Income taxes	(2,277)	(1,609)	(1,647)
Other taxes and taxes and fees with the Regulatory Authority	(7,074)	(5,617)	(4,671)
Foreign currency exchange differences related to the payments to suppliers	(808)	(338)	(126)
Inventory suppliers	(343)	(169)	(79)
PP&E suppliers	(311)	(106)	(28)
Other suppliers	(154)	(63)	(19)
Subtotal	(29,958)	(22,805)	(18,900)
Net cash flow provided by operating activities	5,721	6,981	5,029

Cash flows used in investing activities were P$9,426 million, P$3,821 million and P$3,945 million in 2014, 2013 and 2012, respectively. The increase of P$5,605 million in 2014 was mainly due to an increase in capital expenditures, which included acquisition of 3G and 4G licenses for P$3,091 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The decrease of P$124 million in 2013 was mainly due to a proceed from investments not considered as cash and cash equivalents, partially offset by higher payments for the acquisition of PP&E.

Cash flows used in financing activities were P$1,340 million, P$1,407 million and P$859 million in 2014, 2013 and 2012, respectively. The decrease in 2014 of P$67 million was mainly due to the acquisition of treasury shares in 2013 of P$461 million partially offset by a higher payment of dividends and related withholding tax of P$318 million. The increase in 2013 of P$548 million was mainly due to the acquisition of treasury shares of P$461 million in 2013 and a higher payment of dividends and related withholding tax of P$151 million.

Debt Obligations and Debt Service Requirements

Non-Deliverable Forward (“NDF”) Agreements to Purchase U.S. Dollars at Fixed Rates

During 2014 Personal entered into several NDF agreements to purchase a total amount of US$ 282 million (of which US$133 million matured between March and December 2014 and the remaining US$149 million will mature between January 2015 and March 2015). The purpose of these NDF agreements was to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

Personal’s Management has considered the documentation requirements, the effectiveness assessment and the possibility to designate partial hedges, as permitted by IFRS 9 concluding that certain documentation requirements and the effectiveness assessment have not been met. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF agreements (net loss of approximately P$97 million) have also been recognized in the Income Statements, within Finance income and expenses — NDF agreements. Personal recognizes the NDF agreements results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2014, Personal has a current liability of P$90 million related to the US$149 million NDF agreement remaining to such date.

In addition, during 2014, Personal entered into an NDF agreement for US$ 8 million maturing in October and November 2014 to hedge commercial debts for PP&E acquisition, which were qualified as “effective” cash flow hedges for accounting purposes.

Also, in order to mitigate the currency risk Personal acquired in 2014 Government bonds denominated in U.S. dollars. Foreign exchange differences generated by the purchase of these government bonds were recognized in “Foreign currency exchange losses.”

During 2013 Personal entered into several NDF agreements to purchase a total amount of US$182 million maturing December 2013 and in the first quarter of 2014. The purpose of these NDF agreements was to eliminate the risks associated to the fluctuation of the exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency. These NDF agreements were regarded as cash flow hedge, for which the effectiveness requirements were not complied.  As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately P$55 million, which were recognized in “Financial results.” As of December 31, 2013, about P$13 million were collected and P$42 million were uncollected.

Also, in order to mitigate the currency risk Personal acquired in 2013 Government bonds denominated in U.S. dollars. Foreign exchange differences generated by the purchase of these Government bonds were recognized in “Foreign currency exchange losses.”

Indebtedness of Subsidiaries

Telecom Personal. As of December 31, 2014, Telecom Personal’s outstanding debt is denominated in Argentine Pesos and amounted to approximately P$141 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

Núcleo. As of December 31, 2014, Núcleo’s outstanding debt is denominated in Guaraníes and amounted to approximately P$292 million. Additional information is set forth in Note 12 to our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). According to LSC and regulations of the CNV, on May 21, 2014, Telecom Argentina reached the maximum level of legal reserve.

In addition, the Company’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of P$601 million between the outstanding shares. The first installment was made available to shareholders on June 10, 2014. The Company’s Board of Directors, at its meeting held on September 9, 2014, approved the payment of the second installment of cash dividends amounting to P$601 million as from September 22, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of P$11 million (in each installment) and (ii) tax on personal property — on behalf of shareholders withholdings in the amount of P$10 million (in the first installment).

Telecom Argentina’s Board of Directors, at their meeting held on March 17, 2015, called a shareholders’ meeting to be held on April 29, 2015, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2014 (P$3,673 million) suggested by the Board of Directors as follows: (i) P$804 million (P$0.83 per outstanding share) for distribution as cash dividends to be paid on May 11, 2015; (ii) P$2,869 million to the “Reserve for Future Cash Dividends”; and (iii) the delegation of authority to the Board of Directors of Telecom Argentina to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$649 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends, during fiscal year 2015.

As of December 31, 2014, Telecom Argentina and its consolidated subsidiaries had approximately P$684 million in cash and cash equivalents, net of P$141 million of bank overdrafts. Of this amount, approximately P$201 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. Telecom Group has approximately P$49 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet.

Capital Expenditures

We estimate that our capital expenditures for the year 2015 will be approximately 19% of consolidated revenues. In case Telecom Personal is awarded the remaining frequency bands of the Spectrum Public Auction, we believe that there will be an additional investment of approximately US$247 million. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework— Licenses granted as of December 31, 2014—Spectrum.”

Following the strategy of previous years, in the Mobile Services Segment, capital expenditures were mainly focused towards the extension of the coverage and capacity of the mobile network in numerous cities of Argentina, an objective that was reached mainly by means of the implementation of

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

new sites, replacement plans and network upgrade for the activation of new carriers and the deployment of radio bases with 6 sectors. On the other hand, capital expenditures continued in the core of the mobile network. On its part, and as it was mentioned in “Item 4—Information on the Company—The Business—Personal Services and Núcleo Mobile Services—Mobile Telecommunication Services in Argentina—Personal”, in the last two-month period of 2014 the deployment of the LTE technology was started and we expect to continue its gradual deployments for next few years. In addition, we expect the awarding of the frequency bands for the SCMA Services forming Lot 8 partially awarded to Personal by means of SC Resolution No. 83/2014 to be completed. See “Item 4—Information on the Company —Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2014—Spectrum.”

In the Fixed Services segment, as regards Access, the investment continued for shortening the loop, replacing posts and supplying the demand in companies, neighborhoods and buildings. As to transport, the focus was set on increasing the capacity and on the securitization of the Backbone IP (“BBIP”), on the extension of the network and on improving the bandwidth available for the mobile operators (Mobile Backhaul).

See “Item 3—Key Information—Risk Factors—Risks associated with Telecom and its Operations—We operate in a competitive environment that may result in a reduction in our market share in the future.” We expect to finance our capital expenditures through cash generated through our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Telecom Argentina’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its regulated rates, since the cost of imported materials may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Related Party Transactions

During 2014, we entered into certain transactions with our indirect shareholders Telecom Italia and W de Argentina—Inversiones or their affiliates in the ordinary course of business. For a description of these transactions see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2014, 2013 and 2012, depending on the jurisdiction or goods and services subject to the tax.

Income Tax

Our income tax rate is currently 35% of net taxable income for the companies located in Argentina, 10% for Núcleo and Envíos and 39.5% (34% Federal Tax and 5.5% State Florida Tax) for Telecom Argentina USA. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our Consolidated Financial Statements under IFRS. The differences between the methodology of computing income under the tax regulations and under IFRS make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are not deductible and, accordingly, must be added back to income for tax purposes.

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

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid by a Paraguayan company. Additionally, under such law, when dividends are being paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts which are paid to such shareholders. As per Argentine tax law, income tax paid abroad is recognized as tax credit.

Net losses can generally be carried forward and applied against future taxable income for five years.

Thin Capitalization Rules

Argentine Law No. 25,784, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2014, 2013 and 2012, Telecom’s deduction of interest expenses was not limited because Telecom was able to meet the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of any tax on minimum presumed income paid in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit  to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2014, 2013 and 2012, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income.

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

During 2014, 2013 and 2012, we charged to our income statement P$343 million, P$258 million and P$216 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy and Public Finance, through General Resolution No. 72/03, authorized us to increase the Basic Telephone Services rates by the amount of the tax on

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 were approximately P$23 million. This amount was subsequently corroborated by CNC audits, resulting in a receivable for the Company for P$23 million which was recorded under “Other receivables” during 2007. That receivable can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Rates—Rate Regulations—Tax on Deposit to and Withdrawals from Bank Accounts (“IDC”).”

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2014, was approximately P$30 million, of which P$18 million are included in the allowance for doubtful accounts, based on the recoverability assessment made by Telecom Argentina. Whenever applicable, tax on personal property paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

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

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. The Universal Service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework— Liberalization of the Argentine Telecommunications Industry—Decree No. 764/00.”

Law No. 26,573, which was regulated in 2010, imposes a levy of 1% of the monthly revenues from telecommunication services, excluding prepaid services, which must be collected from the customers. The proceeds of this levy are used to finance the activities of the Ente Nacional de Alto Rendimiento Deportivo — ENARD (National Board of High Performance Sport).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

In 2014 we consolidated our position in each of our business segments. In particular, we highlight the following:

•                  An expansion of Internet accesses reaching approximately 1.8 million (equivalent to 43% of fixed line in services) and a slight decrease in the number of mobile subscribers reaching 19.6 million. Otherwise, the number of fixed lines in service reached 4.1 million at the end of the year. As a result, our consolidated revenues increased by 22% reaching P$33,341 million. Our consolidated service revenues represented 85% of consolidated revenues and grew by 18% as compared to 2013.

•                  Our capital expenditures amounted to P$8,957 million in 2014, equivalent to 27% of consolidated revenues. These investments consisted of 25% for Fixed Services segment, 71% for Personal Mobile Services and 4% for Núcleo Mobile Services.

•                  An improvement in economic results as compared to 2013: +20% in operating income and +15% in net income. The return on Shareholders’ Equity at the beginning of the year was 31% annually.

In 2014, the capacity to generate operating cash flow has made it possible to increase the level of capital expenditures, holding an active financial position at consolidated level, even after distributing dividends for P$1,202 million to the Telecom Argentina shareholders and acquiring new Licenses to offer mobile services in 3G and 4G technologies for P$3,530 million.

In 2015, we expect evolution of the fixed services segment to continue in line with the trend experienced over the past years and shall be influenced by the level of maturity of the market with focus on increasing the value of the customers’ base. In the Broadband business, Arnet continued capturing the growth opportunities the market offers, extending the offer of services with higher speeds and with proposals of overall integrated offers for customers (Internet, the fixed services segment and cellular mobile calls).

As regards pricing in the Fixed Services segment, we will continue the proceedings before the national authorities in the light of the new rules proposed by the LAD to reach the readjustment of the prices of the regulated services, and with them, of the economic-financial equation of Telecom Argentina. The growing pressures over the cost structure of the Company and our investment plans emphasize this need.

During the 2015 fiscal year, we expect that the leadership strengths of Personal will consolidate by means of new added value added services especially in mobile broadband, based on the deployment of the new 4G networks which multiply tenfold the speed of mobile Internet. In this way, as the LTE technology infrastructure deploys on a national level, we expect our customers to increase their access to content, among others, of the Personal Play platform (music, games and videos), the latter being one of the highest factors for revenue growth.

At the same time, and following our commitment with quality, we expect to continue working to optimize the experience of our customers who use the 3G/HSPA+ network, by means of improvements in the network infrastructure made possible as from December 2014 with the acquisition of additional spectrum. In this way, the third generation services will also expand, continuing with the technological reconversion and extension of the capacity of our network.

The infrastructure improvements and the availability of a wide portfolio of advanced devices within the offer will continue to be drivers of higher revenues based on innovative and convenient commercial proposals for those who choose us as mobile operator. This assumes favorable conditions for the importation and financing of 4G handsets and other devices by the Company and its suppliers.

At the same time, we shall continue leveraging the commercial strategy and the brand position with the concept Each Person is a World (“Cada persona es un mundo”), offering our customers a wide diversity of options they can choose from according to their communication and connection

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

needs, with special focus on the young segment, the social networks strategy and the association of the brand with music, by means of the development of large festivals.

Customer service quality will continue to be significantly emphasized by means of improvements and by strengthening effectiveness in the contacts strategy —both in person and by telephone— and through the digital platform. We will strive to continue to improve self-management channels, since customer service management is becoming simpler and simpler for our customers.

It is foreseen that the expansion in volume of the subscribers’ base will develop at lower rates due to the level of maturity and the high penetration of mobile services in the market. Nevertheless, the development of new business niches such as the “Machine to Machine” (“M2M”) services is expected.

The strategy implemented by the Company’s Management described in this Annual Report lays out the basic necessary fundamentals for the Telecom Group to pursue its objectives of continuous improvement of the quality of service, to strengthen its market position and to improve its operating efficiency in order to satisfy the growing needs of the dynamic telecommunications market. Our important plans of investment are based on this forward-looking vision and on the commitment of the Telecom Group with our country and its people.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2014 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	198	200	95	—	493
Operating lease obligations	501	503	222	46	1,272
Purchase obligations (2)	2,296	128	96	190	2,710
Other long-term liabilities (3)	122	106	51	80	359
Total	3,117	937	464	316	4,834

(1)                        Includes P$60 million of future interest.

(2)                        Other than operating lease obligations.

(3)                        Includes voluntary retirement program, pension benefits and other long-term payables

Off-Balance Sheet Arrangements

None.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual Report, for forward-looking statement safe harbor provisions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists the directors and alternate directors of Telecom Argentina as of December 31, 2014 and, otherwise mentioned, as of the date of this Annual Report:

Name	Position	Date Director became a Member of the Board
Enrique Garrido (1)	Chairman of the Board of Directors	April 27, 2007
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Andrea Mangoni	Director	November 30, 2010
Gianfranco Ciccarella (2)	Director	April 23, 2013
Francesca Petralia	Director	April 23, 2013
Piergiorgio Peluso	Director	April 23, 2013
Enrique Llerena	Director	April 23, 2013
Esteban Gabriel Macek	Director	April 27, 2007
Federico Horacio Gosman	Director	April 23, 2013
Esteban Santa Cruz	Director	November 30, 2010
Mariana Laura Gonzalez	Director	April 23, 2013
Aldo Raúl Bruzoni	Alternate Director	April 23, 2013
Jorge Alberto Firpo	Alternate Director	April 23, 2013
Lorenzo Canu	Alternate Director	April 23, 2013
Jorge Luis Pérez Alati	Alternate Director	November 30, 2010
María Virginia Genovés	Alternate Director	April 23, 2013
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Pablo Alberto Gutierrez	Alternate Director	November 30, 2010
Eduardo Pablo Guillermo Setti	Alternate Director	April 23, 2013
Juan Massolo	Alternate Director	April 23, 2013
Verónica Daniela Alvarez	Alternate Director	April 23, 2013

(1)         On April 16, 2015, the Board of Directors accepted Mr. Enrique Garrido’s resignation as Chairman and member of the Board of Directors of Telecom Argentina, and appointed Mr. Oscar Carlos Cristianci to replace him.

(2)         On December 9, 2013 Gianfranco Ciccarella, former alternate director, was appointed director by the Board of Directors, replacing Patricio Graziani who had resigned.

Oscar Carlos Cristianci is a public accountant. He worked at Grupo Pirelli since 1968, and in 1985 he was appointed as a General Director of Pirelli Neumáticos en Argentina. In 1993, he was appointed as Superintendent Director of Pirelli Pneus de Brasil and later assuming regional responsibility in Pirelli Neumáticos Latin America. In 1998, he was designated Vice General Director of Pirelli Neumáticos, responsible for the American continent and later, he served as Delegated Administrator of Pirelli Cavi Energia S.p.A. He later joined the Telecom Italia Group as Director for Latin America, and was in charge of Telecom Italia S.p.A. Argentine branch. In 2003, he joined the

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Telecom Group, and until fiscal year 2007, he served as Chairman of the Board of Directors of Sofora, Nortel and Telecom Personal. He was appointed Chairman and member of the Board of Directors of Telecom Argentina on April 16, 2015. He was born on September 27, 1942.

Enrique Garrido is a lawyer. He served as a director of Telecom Argentina during fiscal year 2007 and was appointed as Chairman of the Board of Directors on April 29, 2008. He was reelected Chairman of the Board of Directors of Telecom Argentina on November 30, 2010 and April 23, 2013. He was Director of Sofora until April 16, 2015. He is also a member of the Supervisory Committee of La Estrella S.A. Compañía de Seguros de Retiro. He was born on June 7, 1937.

Gerardo Werthein is a veterinarian. He was director of Personal since December 2003 until April 10, 2013. Since that date he is alternate director of Personal. He is Chairman of Haras El Capricho S.A. and of Comité Olímpico Argentino. He is a member of the International Olympic Committee. He is Vice Chairman of Ente Nacional de Alto Rendimiento Deportivo and La Estrella S.A. Compañía de Seguros de Retiro. Also, until March 31, 2015, he was Chairman of Caja de Seguros S.A. and of La Caja de Seguros de Retiro S.A. He is a director of Gregorio, Numo y Noel Werthein S.A. and Los W S.A. Also, until March 31, 2015, he was a director in Caja de Ahorro y Seguro S.A. He was born on December 3, 1955.

Andrea Mangoni has been graduated from the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures. Since March 2015 he is General Manager of Fincantieri; he is also member of the Board of Directors of Prelios S.p.A. and Fincantieri S.p.A. From July 2013 to March 2015, he worked in Sorgenia as Chairman and Chief Executive Officer. Previously, he has been Managing Director for South America of Telecom Italia from August 2012 to March 2013. Until August, 2012 he was responsible for Administration, Finance and Control and International Development in Telecom Italia. Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle (from July 2009 to July 2010) and as Director of International Business at Telecom Italia S.p.A. From 1996 to March 2009 he worked in Acea, where he was appointed Chief Executive Officer in November 2003; from March 2003 to November 2003 he was General Manager of Acea; from June 2001 to February 2003, he was Chief Financial Officer, responsible for strategies, finance, budget, economic planning and control, investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked as manager of the Finance Department of Acea, where he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company. Mr. Mangoni worked for InterAmerican Development Bank (IDB). Mr. Mangoni was born in Terni, Italy on June 5, 1963.

Gianfranco Ciccarella holds a University Degree in Electrical Engineering and, at present, is responsible for Special Projects in the Operations Department in Telecom Italia S.p.A. Previously he held various positions in Telecom Italia S.p.A. as Vice President of several departments: Technical Support for the South America Region, Next Generation Access Networks and Partnerships in the Strategy Department (from  April 2011 to February 2013), Technical Support in the Technology and Operations Department (from December 2009 to March 2011); Network and IT, Telecom Italia Sparkle. From 1998 to 2009 he was appointed to drive the design, deployment and operations of the Telecom Italia international network. Mr. Ciccarella is a member of the board of directors of a number of companies within the Telecom Italia Group. He was Director of the Post Graduate Training & Technical Department at the Scuola Superiore Guglielmo Reiss Romoli in L’Aquila. He also carried out research and teaching activities in the Electrical Engineering Department at the University of L’Aquila, as well as at New York Polytechnic University where he was Adjunct Associate Professor. Mr. Ciccarella was born in L’Aquila, Italy, on January 30, 1952.

Francesca Petralia serves as at Telecom Italia S.p.A. as head of International Legal Affairs. Previously she was head of Corporate and Legal Affairs in South America (February 2013 to February 2014). After graduating in Law, she began her career in 1978 as in-house counsel in Fiat Auto S.p.A., Grandi Lavori S.p.A. and Selenia Industrie Elettroniche Associate S.p.A. She joined Telecom Italia S.p.A. in 1990, focusing on international legal affairs. From 2002 to 2011, she was head of Corporate Finance Legal Affairs within the Legal Department. Subsequently, she acted as Group Compliance Officer until February 2013. Ms. Petralia is a member of the Board of Directors of the South American companies TIM Brasil Serviços e Participaçoes S.A. and Sofora

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Telecomunicaciones S.A., as well as of the holding Telecom Italia International N.V. in The Netherlands. Mrs. Petralia was born in Bologna, Italy, on August 30, 1953.

Piergiorgio Peluso. Since September 26, 2012, Mr. Peluso has been Head of Administration, Finance and Control at Telecom Italia and on April 18, 2014 has been Manager Responsible for Preparing the Company’s Financial Reports. After graduating with a degree in “Economic and Social Sciences” from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, from 1992 to 1994 he held the position of experienced accountant at Arthur Andersen & Co. Following a period at Mediobanca as Senior Financial Analyst (1994-1998) and with Credit Suisse First Boston as Vice President of Financial Institutions Group (1998-2000) and Mergers & Acquisitions Group (2000-2001), in 2002 he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A. In 2009 he was appointed CEO of UniCredit Corporate Banking S.p.A. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012 he was Managing Director of Fondiaria SAI S.p.A. He is a non-executive member of the Board of Directors of TIM Participacoes S.A. Telecom Italia Media S.p.A., Telecom Argentina S.A. and Fondazione Telecom Italia. Mr. Peluso was born in Rome on March 25, 1968.

Enrique Llerena is a lawyer with a degree from Pontificia Universidad Católica Argentina Santa María de los Buenos Aires and holds a PhD at Paris University on D.E.S.S  “Diplomatie et Administration des Organizations Internationales.” He is a Director and a member of the Supervisory Committees of Tradelog S.A. and an Alternate Director of SZ Consultores en Arte S.A. He was born on April 9, 1955.

Esteban Gabriel Macek is a public accountant. He is Chairman of Fiduciaria Internacional Argentina S.A. He is a director of Inmobiliaria Madero S.A. He is also an alternate member of the Supervisory Committees of Visa Argentina S.A. and Prisma S.A. He was born on November 8, 1960.

Federico Horacio Gosman is a director of Metrovías S.A. and Consultatio S.A. Presently, he is in charge of the “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation), in the Ministry of Economy and Public Finance. He served as assistant professor of “Historia del Pensamiento Económico” at the Universidad de Buenos Aires and he held research activities in the CEPLAD (Economic research institute of the Universidad de Buenos Aires).  He worked as consultant in Rational Technologies and IBM. He was a member of the EDENOR Board of Directors. He graduated from the Universidad de Buenos Aires as an economist. He was born on May 19, 1983.

Esteban Santa Cruz holds a degree in Economics from the Universidad de Buenos Aires and a Masters Degree in Finance from the Universidad Di Tella. He is currently the Financial Director of the ANSES. He was Manager of Financial Asset Strategy at Fondo de Garantía de Sustentabilidad (FGS-ANSES). He previously worked at Banco Hipotecario and Asociart ART. He was born on August 20, 1979.

Mariana Laura González holds a degree in Economics and a Magister in Economics, both from the Universidad de Buenos Aires. Also, she has a Doctorate in Social Sciences from the Facultad Latinoamericana de Ciencias Sociales (FLACSO). She is currently the Under-secretary of Economic Coordination and Improvement of Competitiveness of the Ministry of Economy and Public Finance. She was born on February 13, 1976.

Aldo Raúl Bruzoni holds a degree in Business Administration. He is a director of Sofora Telecomunicaciones S.A. since 2010 and an alternate director of Telecom Argentina and TGLT S.A. He also is the Director of the Corporate Governance Program at the Pontificia Universidad Católica Argentina. He served as a director of Personal from 2008 up to 2010. He has held various executive roles in the Manufacturing, Finance, Marketing, and Sales sectors in different automotive companies such as General Motors, Ford, Volskwagen, and Renault. He was born on March 30, 1950.

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. Since 2005, he has served as a director in Telecom Group companies. Presently, he is an alternate director in Telecom Argentina and Personal and a director in Telecom Argentina USA. Also, he serves as an alternate director in Tierra Argentea S.A. Since 2001, he has worked as a South

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

America Supplier Director in Telecom Italia Latam, Brasil. From 1977 until 2001, he had assumed different positions in Pirelli Cables in Brasil and Italia. He was professor in high school and in universities. He was born on April 17, 1954.

Lorenzo Canu holds a University Degree in Law. Since 1997 he has been in charge of management of corporate affairs of the international subsidiaries of the Telecom Italia Group, within the Legal Affairs Department of Telecom Italia S.p.A. Mr. Canu is a member of the Board of Directors of Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Telecom Personal S.A. Mr. Canu was born in Rome, Italy, on January 30, 1963.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of the Board of Directors of In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Aluquina S.A., Inversiones Los Alpes S.A., Inversiones Meliquina S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., Nogal Central S.A., Pilar del Este S.A., Alpe S.A.C.I.F.I.A. and Solcan S.A. He is Vice Chairman of TMLUC Argentina S.A., Puig Argentina S.A., Lan Argentina S.A. Naschel S.A., Forestal Timabuva S.A., Forestal Bosques del Plata S.A. and Inversora Cordillera S.A. He is a director of Aluflex S.A., Herbalife International Argentina S.A., Young & Rubicam S.A., Chipirón S.A., CMPC Inversiones de Argentina S.A., Cork Supply Argentina S.A., Fabi Bolsas Industriales S.A., Honda Motor de Argentina S.A., Inesa Argentina S.A., Inversiones Los Andes S.A., Ivax Argentina S.A., Media Planning S.A., Havas Sports Argentina S.A. Agora Asuntos Públicos S.A. and LDC Argentina S.A. and an alternate director of Avex S. A., Arbumasa S.A., Burson Marsteller S.A., Wunderman Cato Johnson S.A., Arena Argentina S.A., Co. Fru. Va S.A., Harvest S.A.,  Bodegas Caro S.A., Cerámica San Lorenzo I.C.S.A., Media Contacts Argentina S.A., Proximia Havas Argentina S.A., Salfa Construcciones Trasandinas S.A, Marina Holding S.A., Navieras Americanas, S.A. and Telecom Argentina. He is a member of the Supervisory Committees of Banco Santander Río S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., ISBAN Argentina S.A., Calyx Siembre S.A., Calyx Tierra S.A., Quickfood S.A., Santander Río Servicios S.A., Portal Universia Argentina S.A., Perevent Empresa de Servicios Eventuales S.A., Santander Río Seguros S.A., Santander Río Trust S.A., Santander Merchant S.A. and Santander Rio Sociedad de Bolsa S.A. He was born on September 14, 1954

María Virginia Corina Genoves is an accountant with a degree from the Universidad de Buenos Aires. She works as an external tax and accounting consultant for companies or individuals. Previously, she worked as an external auditor and as a consultant specializing in costs, taxes and process redesigning for optimization of resources. She developed budgets for a variety of market companies. She was born on June 11, 1964.

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Nortel and Micro Sistemas. He is a director  of Sofora and an alternate director of Personal, La Caja Aseguradora de Riesgos del Trabajo ART S.A., La Caja de Seguros de Retiro S.A. and La Estrella S.A. Cía. de Seguros de Retiro. Until March 31, 2015 he was an alternate director of Caja de Seguros S.A., Ritenere S.A. and Pluria Productores de Seguros S.A. He was born on January 14, 1950.

Pablo Alberto Gutiérrez is a public accountant. He is an advisor for many companies. He is director of Fiduciaria Internacional Argentina S.A. He is Vice Chairman of CAFIDAP — Cámara Argentina de Fideicomisos y Fondos de Inversión Directa en Actividades Productivas. He was born on January 4, 1968.

Eduardo Pablo Guillermo Setti holds a degree in Economics from the Universidad de la Empresa (UADE). Since February 2012, he is General Investment Director in ANSES — Fondo de Garantía de Sustentabilidad- and had previously served as Strategy Financial Assets Director and Financial Consultant. He worked as Planning Director in the Ministry of Infrastructure of the Province of Buenos Aires and as Secretary of Production in the Secretaría de Desarrollo Económico y Producción of the Municipality of Zárate, Province of Buenos Aires. He is a director of  Pampa Energía S.A., Empresa Distribuidora y Comercializadora Norte S.A., Metrovías S.A. and Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. He is an alternate director in Telecom Argentina and in Gas Natural Ban S.A. He was born on February 16, 1971.

Juan Massolo holds a degree in Economics from the Universidad de Buenos Aires and a Master’s degree in Microfinance and Social Development from the Centro Internacional de Formación Financiera (CIFF)-Universidad de Alcalá. Presently, he is coordinator of “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation) of the Ministry of Economy and Public Finance. He is also a director of Metrovías S.A. and an alternate

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

director of Grupo Concesionario del Oeste S.A. Previously, he worked at Accenture, United Nations Development Programme (UNDP) and Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (PAMI). He was also an assistant professor of economics at the Facultad de CIencias Económicas — Universidad de Buenos Aires. He was born on December 3, 1982.

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

Senior Management

As of December 31, 2014, the Telecom Group’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of the Telecom Group’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Oscar Cicchetti (2)	Chief Executive Officer	September 2014
Anibal Gómez	Chief Operating Officer	February 2014
Adrián Calaza	Chief Financial Officer and Director of Procurement	February 2014
Marcelo E. Villegas	Director of Human Capital	August 2008
Alejandro D. Quiroga López	Director of Legal and Regulatory Affairs	June 2011
Ricardo Luttini	Chief Audit Executive	April 2007
Máximo D. Lema	Director of Wholesale	June 2010
Paolo Perfetti	Director of Technology	November 2012
Mariano Cornejo	Director of Communications and Media	June 2007
Gerardo H. Maurer	Director of Corporate Security	November 2014

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

(2)         Stefano De Angelis served as CEO until September 9, 2014. Since that date and until March 4, 2015, Oscar Cicchetti acted as CEO. On March 4, 2015, Mr. Cicchetti was replaced by Elisabetta Ripa as CEO of the Telecom Argentina Group.

Oscar Cicchetti is Chairman and CEO of INWIT S.p.A.-Infrastrutture Wireless Italiane S.p.A. He joined Telecom Italia in 1979, and from 1979 to 1984 was responsible for Network Operations and then Head of Sales and Field Services in several regional organisations. In 1987 he moved to company headquarters in Rome, and from 1987 to 1993, was Head of Organisation and Processes in the Personnel Department. In 1993, he was involved in a task force that managed the privatization process of the Telecom State-owned company and its subsequent integration into the Telecom Italia Group. From 1994 to 1997 he was Chief of Staff of the COO, and then of the CEO of the Telecom Italia Group. From 1997 to 2000 he held several key management positions in the Telecom Italia Group, such as Head of the International Business Unit, Head of Strategy, Head of the Network Division. In 2001 he left the Telecom Group and, as investor and CEO, managed the successful turnaround of Netscalibur. In 2007 he became Managing Director of the merged Company, Infracom Network Application S.p.A. He rejoined the Telecom Italia Group in January 2008, where he has covered a series of top management positions: Head of Business Strategies & International Development, Head of Domestic Market Operations, Head of Technology & Operations. From September 2014 to March 2015 he was CEO of the Telecom Argentina Group and Chairman of Telecom Personal. He is also member of the Board of Directors of TIM Participaçoes S.A., and

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

member of the Executive Committee of Confindustria Digitale. Mr. Cicchetti was born in Pizzoli, L´Aquila, Italy, in 1951.

Elisabetta Ripa holds a degree in Administration from the University of Roma “La Sapienza,” Italy and holds an Executive Master from the INSEAD, in Fontainebleau, France. She is a director and Chairman of Telecom Personal acting also as chairman of its Operating Committee, since March 4, 2015. She is CEO of the Telecom Group since March 4, 2015, and during 2013 she was CEO of Telecom Italia Sparkle S.p.A. From 2011 to 2013, she was a director in the Telecom Italia Business Unit of Mobile Services Consumption (TIM). From 2009 to 2011, she was Investor Relations Manager in diferent companies of the Telecom Italia Group (National Operations, TIM Brasil, TI Media). From 2007 to 2008, she was Executive Director of Marketing, Market and Partnership Development in Telecom Italia. From 2005 to 2006 she was Executive Director in Stategy Marketing and International Support in Telecom Italia Operations, Market Development. From 2003 to 2005, she was Executive Director of Mobile Business Development and CEO Staff in Telecom Italia Mobile. From 2000 to 2002 she was Director of Planification and Control in Telecom Italia Mobile, in International Operations. From 1998 to 1990 she was Account Executive in Promedia Italia (an advertising agency). Ms. Ripa was born in Torino, Italy, on November 20, 1965.

Anibal R. Gomez holds a degree in Systems at CAECE University. In February 2014 he was appointed as C.O.O. at Telecom Argentina. Mr. Gomez joined Telecom Argentina in March 1994. During these years he held different positions, such as Commercial Manager, General Manager and Chairman of Núcleo in Paraguay, Marketing Director, Sales Director and Fixed Telephony Director at Telecom Argentina. He was born on December 26, 1964.

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

Marcelo E. Villegas is a lawyer. He joined Telecom Argentina in May 2008 as the Human Capital Director. He graduated from Universidad de Buenos Aires. Previously, he worked in the human resources department of the following companies: Wal-Mart Stores (International Division) for Wal-Mart Argentina, the Cencosud Group (Jumbo Retail Division) for the brands Jumbo, Disco and Vea, Hewitt & Aso (as head of talent Management and organizational change), the Perez Companc Group, Sade S.A., the Division of Exploration and Production of Gas and Oil in Latin America, the Suez Group, Aguas Provinciales de Santa Fe, Aguas Argentinas, Latin America Region and Ondeo de Puerto Rico Inc. In February 2015, he certified as “Ontological Coach” at ECORE (Escuela de Coaching Ontológico de Rafael Echeverría). He was born on March 13, 1963.

Alejandro D. Quiroga Lopez is a lawyer graduated from the Universidad de Buenos Aires. He joined Telecom Argentina in June 2011 as General Counsel. From 2010 to 2011, he was an associate at Curutchet-Odriozola Law Firm. From 2001 and until February 2010 he was general counsel and Secretary of the Board of Directors of YPF S.A. He was a partner at the law firm Nicholson & Cano from 1986 to 1997, a foreign associate at Davis Polk & Wardwell in 2000, and Undersecretary of Banking and Insurance at the Ministry of Economy and Public Finance of Argentina from 1997 to 1999. He was professor of banking and commercial law at the University of CEMA. He was a member of the Executive Board of the Universidad de Buenos Aires - School of Law. He is also a graduate of the Wharton Advanced Management Program. He was born on June 9, 1962.

Ricardo Luttini is an accountant. He joined Telecom in June 2005. He had previously served as Manager of Business Controls and Auditing for La Caja de Ahorro y Seguro S.A., General Manager of Banco Caja de Ahorro S.A., and General Accountant and Audit Manager at Banco Mercantil Argentino. He was born on September 27, 1961.

Máximo D. Lema is an engineer. Currently, he is the Director of the Wholesale Unit and Chairman of Telecom Argentina USA. He graduated from the Universidad de Mar del Plata (Argentina) and from Purdue University (Indiana USA) with a Master of Science and Ph.D., both in electrical engineering. He also holds an MBA from UCEMA (Universidad Centro Estudios Macroecónomicos Argentina). He joined Telecom Argentina in 1998 as Wholesale Marketing Director. He previously worked at Telintar

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

S.A. (International Business Director), Entel S.A. (International Director) and Purdue University (Image Processing Research). He was born on October 6, 1956.

Paolo Perfetti holds a degree in Electronic Engineering at the University of Roma, La Sapienza. He was appointed Telecom Argentina Network Director in November 2012. Mr. Perfetti joined the Telecom Italia group in August 2000 after an experience in BT Italia Group. Since then he held various positions as director of Engineering and Operation Director contributing to the development of fixed and mobile broadband services. He was born on April 14, 1966.

Mariano Cornejo holds a degree in advertising. He joined Telecom in June 2007. Previously, he served for twelve years as General Manager in Marketing at La Caja de Ahorro y Seguro S.A. He was also Director of Brands for the Werthein Group for the same period. He was born on December 20, 1963.

Gerardo Maurer is an engineer graduated from the Universidad de Buenos Aires. He joined Telecom Argentina in August 2006 and since then he held various positions within Internal Audit and Corporate Security.  In November 2014, he was appointed as Corporate Security Director. Previously, he worked at United Nations Conference on Trade and Development (UNCTAD) in Geneve, Venezuela and Central America. He returned to Argentina in 1996 and joined the Audit Unit at La Caja de Ahorro y Seguro S.A. He was born on May 11, 1959.

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

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2014:

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

Evelina Leoní Sarrailh is a lawyer with an extensive experience in the financial industry. She served as the Legal Director of the Group BBVA Banco Francés S.A. (1999-2010) and she had been the former Legal Director of the Group Deutsche Bank in Argentina. Evelina was the first woman President of the Bank’s Lawyers Committee of the República Argentina. She has been serving as chairman of the Supervisory Committee of Telecom Argentina S.A since the fiscal year 2013 and she is a member of the Board of the Latin American Section of the AIDV, “Asociación del Derecho de la Vid y el Vino.” She was born on September 1, 1952.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Gustavo Adrián Enrique Gene is a licensed public accountant and holds a degree in Administration and a Masters in Administration and Strategic Planning from the Universidad de Buenos Aires. He served as the Principal Accounting Officer of Edenor from 2006 to 2008. He previously served as Vice President of Strategic Planning from 1998 to 2002, and again from 2005 through May 2006. From 2002 to 2005, Mr. Gené was the Vice President of Planning and Control in the Regional Americas division of Electricité de France. He is a member of the Supervisory Committee of Telecom Argentina since April 2013. He was a member of the Supervisory Committee of Telecom Personal from April 2013 until April 15, 2015. Currently serves as Chief Financial Officer of Autopistas Urbanas S.A. He was born on December 23, 1955.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Nortel, Personal and Micro Sistemas. He is Chairman of Campofin S.A., Polifin S.A., La Caja Aseguradora de Riesgos del Trabajo ART S.A. and Cabaña Doble G del Litoral S.A. He is a director of Industrial and Commercial Bank of China (Argentina) S.A. He is also an alternate director of La Estrella S.A. Compañía de Seguros de Retiro. Also, until March 31, 2015 he was chairman of Pluria Productores de Seguros S.A., director of Caja de Seguros S.A. and Ritenere S.A. and was an alternate director of Caja de Ahorro y Seguros S.A. Since March 31, 2015 he is director of La Caja de Seguros de Retiro S.A. He was born on March 3, 1951.

Susana Margarita Chiaramoni is a lawyer with extensive experience in corporate and financial law and degree in Management and History of Arts. She was appointed to the Supervisory Committee of Telecom Argentina and Nortel Inversora S.A. during the fiscal year 2013. She was a professor in the Department of Cultural Policies of the University of Salvador. She was born on June 24, 1953.

Raúl Alberto Garré is a public accountant and a lawyer with a degree from the Universidad de Buenos Aires and holds a degree in Marketing, Organizational Management and Finances from the University of California, Berkeley Business School. He also holds a degree as a Certified Mediator from the Universidad Maimónides. He is currently the trustee of Telecom S.A., Gas Natural Ban S.A. and the Dirección General de Fabricaciones Militares. He was the Director General of the Dirección General de Rentas de la Municipalidad de la Ciudad de Buenos Aires, the President of the Confederación Organismos Tributarios de Estados Americanos (COTEA) and the Vicepresident of C.E.A.M.S.E. (Coordinación Ecológica Área Metropolitana Sociedad del Estado). He was also Internal Auditor of the Department of Internal Affairs, Delegate to the Convención Constituyente of Buenos Aires City and member of the Consejo Directivo del Colegio Público de Abogados de la Ciudad de Buenos Aires. He was Cabinet Chief of the Department of Defense and the Department of Security and the Executive Secretary of the Consejo de Seguridad Interior. He was born on May 9, 1951.

Gonzalo F. Oliva Beltrán is a partner at Llerena Amadeo, Dondo & Oliva Beltran Abogados. He has concentrated his practice in the areas of corporate and finance law, foreign trade and exchange regulations, mergers and acquisitions, real estate and non-profit organizations. He graduated as a lawyer from the Pontificia Universidad Católica Argentina Santa María de los Buenos Aires in 2001. In 2006 he obtained an LLM from the University of Westminster, England (graduated with honors). He was born on May 12, 1978.

Alberto Gustavo González is currently President of Integral Management of Medical Center, Partner at G & P Management Consultants, Director of Sudamerican Services - Uruguay and Director Sudamerican Services - Argentina. He has also served as Controller of Electricité de France, Deputy Manager of Strategic Planning in Edenor and Planning Manager at Laboratorios Bago S.A. He was born on May 12, 1962.

Jacqueline Berzón is a lawyer. From 2005 to 2010, she served as an alternate member and as a member of the Supervisory Committee of Telecom Argentina. She is a member of the Supervisory Committee again since 2013. She is currently a member of the Supervisory Committee of Monsanto Argentina S.A.I.C. and Chairwoman of Hungry Man Argentina S.R.L. She was a member of the Supervisory Committee of Telecom Personal until April 15, 2015. She was born on October 9, 1975.

Guillermo Feldberg is a public accountant. He has been an alternate member of the Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Personal, Micro Sistemas, Nortel and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Caroline Establecimientos Agropecuarios S.A., Ineba S.A., Izzalini Trade S.A., GWF. S.A., Majuida S.A., Viosan S.A., Associacion ORT Argentina and Pintarko S.A. He is Vice Chairman of Doble G del Litoral S.A., Fundación Ineba (Instituto de Neurociencias Buenos Aires). He was born on February 20, 1951.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Silvia Alejandra Rodríguez is a lawyer. She is a member of the Supervisory Committee of Agua y Saneamientos Argentinos S.A. (AySA), Nucleoeléctrica Argentina S.A. and Parque Eólico Arauco S.A. She is alternate member of the Supervisory Committee of Ferrosur Roca S.A., Ferroexpreso Pampeano S.A., Empresa Argentina de Soluciones Satelitales S.A. (AR-SAT), Pampa Energía S.A. Intercargo S.A. and Centros de Estudios de Alta Tecnología S.A. (CEATSA). She was born on December 15, 1972.

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

The aggregate compensation paid by Telecom Argentina and its subsidiaries to the members of Telecom Argentina’s Board of Directors and the members of Telecom Argentina’s Supervisory Committee, acting since April 29, 2014, and the executive officers described under “Senior Management” above, was approximately P$56.3 million for the year ended December 31, 2014.

Accrued compensation as of December 31, 2014 for the members of the Board of Directors and the members of the Supervisory Committee acting since April 29, 2014 was approximately P$19.1 million and approximately P$6.4 million, respectively. Those amounts are derived from the proposal made by Telecom Argentina’s Board of Directors, with the prior opinion of the Audit Committee, regarding the aggregate compensation for the members of the Board of Directors and the Supervisory Committee in connection with their duties performed since April 29, 2014. Such compensation is subject to approval by the Annual Ordinary Shareholders’ meeting which will be held on April 29, 2015.

As of December 31, 2014 compensation paid as advance payments to the members of the Board of Directors and members of the Supervisory Committee acting as from April 29, 2014 was P$5.6 million and P$2.5 million, respectively.

Compensation for the executive officers described under “Senior Management” above, amounted to approximately P$56.3 million during the year ended December 31, 2014 (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments and non-compete agreements), of which P$8.1 million remained unpaid as of December 31, 2014.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation reflects the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

Also, Telecom Argentina implemented a Long-Term Incentive Program (“LTI”), with the purpose of providing Senior Management members with incentives to create value in the medium/long term, involve such members in the Group’s success and as an element for retaining key personnel at the organization. For the fiscal year 2013 results, bonuses were paid to the LTI program participants in May 2014. LTI program bonuses for fiscal year 2014 results are expected to be paid in April 2015.

During the year ended December 31, 2014, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent articles included in Law No. 26,831. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law—Law No. 26,831” below). The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

In March 2009, the Board of Directors of Telecom Argentina resolved to dissolve the Steering Committee. However, on April 7, 2010, the Board of Directors of Telecom Argentina resolved to reestablish this Committee, maintaining the same pre-dissolution structure. The Steering Committee, consisting of four members or alternate members of the Board of Directors of Telecom Argentina and Personal, resumed its duties on October 26, 2010. On such date, the Board of Directors issued a new Regulation of Authority and Operation of the Steering Committee. The Steering Committee’s duties, among others, are: (i) to approve the Business Plan of Telecom Argentina and its subsidiaries, (ii) to approve the general compensation policy of Telecom Argentina and Personal´s employees, (iii) to review the bids to be submitted under public bidding processes for any amount over P$5 million and

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

Regulatory Compliance Committee

According to the New Shareholders’ Agreement and to the TI-W Commitment (See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—“Telco” and “TI-W” Commitments” and —“Shareholders’ Agreement”), in October 2010, a Regulatory Compliance Committee was created consisting of three members or alternate members of the Board of Directors of Telecom Argentina and Personal not taking into account those members appointed at the request of Telecom Italia and those members appointed jointly by Telecom Italia and W de Argentina, if any. It should be noted that the directors of Telecom Argentina appointed at the request of Telecom Italia or those appointed jointly by W de Argentina and Telecom Italia are not allowed to vote in the appointment of the Regulatory Compliance Committee members.

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

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Bulletin on April 5, 2002, the provisions of the Transparency Decree, which are now part of Law No. 26,831, relating to the Audit Committee were applicable for the financial years beginning on or after January 1, 2004.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

Additionally, within the “Normativa de Implementación del Comité de Auditoría”, the Audit Committee also reviews the plans of internal auditors, supervising and evaluating their performance.

At its meeting on April 29, 2014, the Board of Directors reelected Mr. Garrido, Mr. Macek and Mr. Federico H. Gosman as members of the Audit Committee. The Board furthermore determined that Mr. Macek qualifies as an audit committee financial expert under SEC guidelines. Under SEC and New York Stock Exchange regulations the three members of the Committee qualify as independent directors. Under CNV regulations, two members of the Audit Committee (Mr. Macek and Mr. Gosman) qualify as independent directors. On April 16, 2015, the Board of Directors accepted Mr. Enrique Garrido´s resignation as Chairman and member of the Board of Directors of Telecom Argentina, and appointed Mr. Oscar Carlos Cristianci to replace him. The Board of Directors also appointed Mr. Cristianci as member of the Audit Committee to replace Mr. Garrido until the date of the next Annual Shareholders’ Meeting to be held on April 29, 2015.

Pursuant to the Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2014, a budget of P$1,800,000 was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ meeting approving Audit Committee expenditures for year 2015 has not yet been held.

Risk Management Committee

On September 20, 2012, the Board of Directors of Telecom Argentina approved the implementation of an Enterprise Risk Management Process at Telecom Group, and the creation of a Risk Management Committee. The Committee is presided over by the Chief Executive Officer, and consists of Senior Managers, whose leadership and coordination was assigned to the CFO. It also approved the creation of the Risk Management function (at the managerial level and separate from any other operating or corporate function), whose responsible person also serves as Secretary of the Risk Management Committee and reports directly to the CFO.

The duties of the Risk Committee include reviewing and implementing policies, mechanisms and procedures to identify measure and mitigate risks for Telecom Argentina and its subsidiaries, and also recommend any steps or adjustments it deems necessary to reduce the risk profile of the organization, based on the “Procedure Manual for the Risk Management in the Telecom Group.”

The Company follows the guidelines provided under ISO 31,000, as supplemented, in order to carry on its Enterprise Risk Management process. Financial reporting risks are reviewed as certified under section 404 of the Sarbanes Oxley Act.

Telecom Argentina and its subsidiaries have different action plans that endeavor to mitigate, in whole or in part, high impact risks for the Telecom Group. However, it cannot be assured that such plans are totally effective, or other events, unforeseen at the date of this Annual Report, could arise and affect the performance of the Telecom Group.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

Employees and Labor Relations

As of December 31, 2014, our total number of employees was 16,416 (with no temporary employees), of which approximately 78% belonged to unions. All Management and senior positions are held by non-union employees.

Telecom Argentina and Personal have 10,009 and 2,810 unionized employees, respectively, representing an increase of approximately 0.8% and a decrease of 2.5%, respectively, compared to 2013. The union which has the largest number of employees is the Federation of Telephone Workers and Employees of Argentina (“FOETRA”) in Buenos Aires, which is currently included in the Argentine Telecommunications Federation (“FATEL”), representing 5,612 Telecom Argentina employees. The Argentine Federation of Telephone Workers and Employees (“FOEESITRA”) represents 2,326 employees and the Professionals Workers Center of Telecommunication Companies (“CEPETEL”) represents 308 employees. Two remaining unions, the Technical and Supervisory Telephone Personnel Federation (“FOPSTTA”) and the Telecommunications Union (“UPJET”), represent 1,763 middle Management employees of Telecom Argentina. Personal has 1,768 employees represented by the Argentine Federation of Commercial and Service Employees (“FAECyS”) and 1,042 employees represented by the Federation of Telephone Workers and Employees of Argentina (“FOETRA”) in Buenos Aires.

Salary agreements with labor organizations are reviewed annually or from time to time, in a context of increased social claims and an increased cost of living.

In 2014, Telecom Argentina continued negotiating with telecommunication labor organizations through the “Mesa de Unidad Sindical de las Telecomunicaciones” (the “MUS” — Board of Trade Union Unity), which brings together FOEESITRA, FATEL, FOPSTTA and UPJET. The negotiations resulted in an agreement to implement a gradual and non-cumulative increase in salaries, which has amounted 18.5% since July 2014 and 11.5% as from January 2015. Additionally, 1% of the aggregate salaries were assigned since March 2015, to increase certain variable employee compensation items or promotions. Moreover, salary agreements for call centers activity were reached with FOETRA, SITRATEL (Telephone Union Employees from Rosario) and FOEESITRA, resulting in the same salary increases as those agreed with the MUS.

Additionally, negotiations continued with CEPETEL (which is not part of the MUS) which resulted in a salary agreement reached in September 2014 with same terms and conditions as the other telecommunication labor organizations.

With respect to Personal, during 2014, the mobile telephony collective bargaining agreement N ° 676/13 on February 1, 2014, was implemented with the Buenos Aires FOETRA Union. The remaining areas, at the time of preparation of this Annual Report, are represented by the FAECyS, with their respective agreements. However, it is important to point out that collective bargaining agreements regarding mobile telephony were signed with FATEL, FOEESITRA, FOPSTTA and UPJET, whose approvals are still pending. These collective bargaining agreements are expected to be in force by 2015.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Telecom Personal salary agreements contemplated employees receiving a 27% increase (17% in April 2014 and 10% non-cumulative in September 2014) and two installments of non-remunerative amounts of P$1,200 each, in June and November 2014.

See “Item 8—Financial Information—Legal Proceedings—Labor Claims” for more detail on labor claims filed against Telecom Argentina and Personal

Employees by Segment

The table below shows the number of employees as of December 31, 2014, 2013 and 2012 by segment (1):

	December 31, 2014	December 31, 2013	December 31, 2012
Fixed Services	11,056	11,002	11,115
Personal Mobile Services	4,958	5,155	5,254
Núcleo Mobile Services	402	424	439
Total	16,416	16,581	16,808

(1)         Includes temporary employees

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Oscar Carlos Cristianci, who was appointed as Telecom Argentina’s Chairman of the Board of Directors on April 16, 2015, has 11,700 Class B Shares of Telecom Argentina and Enrique Garrido, the Chairman of the Board of Directors until his resignation on April 16, 2015, holds 231 Class B Shares of Telecom Argentina. No other member of the Board of Directors or any member of the Supervisory Committee holds obligations or capital stock of Telecom Argentina.

Alejandro Quiroga López holds 4,450 Class B Shares of Telecom Argentina. No other member of Telecom Argentina’s senior management holds obligations or capital stock of Telecom Argentina.

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

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which has been lifted. Therefore, the General Ordinary and Extraordinary and Special Class C Shares Meetings held on December 15, 2011, approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 4,593,274 Class C ordinary shares into an equal quantity of Class B ordinary shares in one or more tranches. As a result, 4,326,492 Class C Shares have been converted to Class B Shares in eight tranches. As of the date of this Annual Report, the outstanding number of Class C Shares is 266,782.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2014, Nortel owned all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.64% of the Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represented approximately 54.74% of the total capital stock or 55.6% of the total outstanding shares considering the 15,221,373 Class B Ordinary Shares which were repurchased and are held in treasury. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “—Shareholders of Nortel” below.

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

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Shareholders of Nortel

As of December 31, 2014, Nortel’s capital stock was represented by ordinary shares (78.38% of the capital stock) and Preferred Series B shares (21.62% of the capital stock). All of Nortel’s ordinary shares are owned by Sofora. Nortel’s total Series B Preferred Shares have no voting rights.

During 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) acquired 8% of Nortel’s total Series B Preferred Shares and also made a public announcement together with Telecom Italia S.p.A. regarding the acquisition of Series B Shares representing 1.58% of Telecom Argentina’s capital stock through the local company Inversiones Milano S.A. (which has changed its name to Tierra Argentea S.A.).

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Personal which was amended in August 2010, October 2010 and March 2011. See “—Shareholders’ Agreement” below.

On August 5, 2010, the Shareholders’ Agreement was amended by the parties. As a result of the commitment of the shareholders of Sofora Telecomunicaciones S.A. before the CNDC, on October 13, 2010 further modifications were introduced. On March 9, 2011, in connection with the transfer of 10% of the share capital of Sofora Telecomunicaciones S.A. in favor of Telecom Italia International N.V. held on that date, further amendments to the Shareholders’ Agreement were introduced in order to preserve the government rights that parties had until then, clarifying that even though W de Argentina - Inversiones S.L. would have 32% of the share capital of Sofora Telecomunicaciones S.A., W de Argentina - Inversiones S.L. kept the same government rights that it had under the Shareholders’ Agreement, as if it continued to hold 42% of the share capital of Sofora Telecomunicaciones S.A. (hereinafter the Shareholders’ Agreement and its modifications, the “New Shareholders’ Agreement”). For additional information about the New Shareholders’ Agreement, see “—Shareholders’ Agreement.”

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.  The purchase offer was for a total amount of US$960 million, of which US$859.5 million would be paid as consideration for the sale of:

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

The remaining US$100.5 million would be paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver and amendment of certain rights under the current Shareholders’ Agreement relating to Telecom Argentina, in favor of the Werthein Group, which will retain 32% of the voting shares of Sofora, and the commitment by Fintech to pay amounts already reserved for dividends by Telecom Argentina, if such dividends are not declared and paid by the Telecom Argentina group prior to closing.

In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for a total amount of US$108.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina was reduced to 19.3%.

At the end of the third quarter (September 30, 2014) Sofora’s shares belonged to Telecom Italia S.p.A, (32.5%), to Telecom Italia International N.V. (35.5%), (Telecom Italia S.p.A. y Telecom Italia International N.V., jointly, the “Telecom Italia Group”) and to W de Argentina - Inversiones S.L. (32%).

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer made by Fintech to amend and restate the agreement announced on November 14, 2013. Under this amending agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and a half years.

It was announced that the majority of the members of Sofora’s Board of Directors will continue to be appointed by the Telecom Italia Group until the regulatory authorizations in Argentina are obtained and the transfer of the 51% controlling interest in Sofora is completed. No material changes in Sofora and its subsidiaries’ corporate governance are expected.

It was also announced that: “if the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least US$ 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.

If it is not possible for Telecom Italia to sell to a third party within a period of two and one-half years, the agreement with Fintech will be terminated, Fintech will pay to Telecom Italia an amount of US$ 175 million and Telecom Italia will have an option to purchase (or designate a Telecom Italia Group company to purchase) within a period of sixth months the 17% minority interest in Sofora previously transferred to Fintech, pursuant to a formula agreed by the parties.”

As of the date of issuance of this Report, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina - Inversiones S.L. (32%) and Fintech Telecom LLC (17%).

The economic rights of Telecom Italia Group in Telecom Argentina amount to 14.5% as of the date of this Annual Report.

More information about the agreement between the Telecom Italia Group and Fintech is available in the “Relevant Facts” Section of the CNV at www.cnv.gob.ar, and in the “Company filings search” Section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

The transfer to Fintech of the 51% controlling interest held by the Telecom Italia Group in Sofora is conditional upon prior approval by regulatory authorities.

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

As of December 31, 2014, the Telecom Italia Group had approximately 12.5 million physical Accesses (retail) in Italy, a decrease of 0.7 million compared to December 31, 2013. The Wholesale customer portfolio in Italy reached approximately 7.2 million Accesses for telephone services at December 31, 2014 (stable compared to December 31, 2013).

The Broadband portfolio in Italy reached 8.8 million Accesses at December 31, 2014 (consisting of approximately 6.9 million retail Accesses and 1.9 million wholesale Accesses), substantially stable compared to December 31, 2013 (8.7 million Accesses).

In addition, the Telecom Italia Group had approximately 30.4 million mobile telephone lines in Italy at December 31, 2014, a decrease of approximately 0.8 million compared to December 31, 2013.

As of December 31, 2014, the Telecom Italia Group had 75.7 million mobile telephone lines in Brazil (73.4 million at December 31, 2013).

W de Argentina — Inversiones S.L.

W de Argentina — Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

• Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 196,453 acres in the primary farming areas of Argentina, harvesting more than 31,327 tons of different crops and with more than 20,484 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

• Insurance Activities. The Werthein Group controls Los W S.A., which had an interest in Caja de Ahorro y Seguro S.A., or CAYSSA, a leading insurance company in Argentina until March 31, 2015. CAYSSA controls, directly or indirectly, several subsidiaries that offer general, personal, life, accident, work risk insurance products and retirement insurance and life insurance products that complement retirement insurance. CAYSSA also has shareholdings in companies that provide marketing services and travelers’ assistance services. Since March 31, 2015, the Werthein Group has increased to 100% its interests in La Caja Aseguradora de Riesgos del Trabajo ART S.A., a leading work risk insurance company in Argentina, and La Caja de Seguros de Retiro S.A., a retirement insurance company in Argentina. Additionally, as from that date, together with certain third party individuals, the Werthein Group attained control of La Estrella S.A. Compañía de Seguros de Retiro, a leading retirement insurance company in Argentina.

• Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate-related activities through its interests in other companies.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of March 31, 2015, based upon information available to us, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares. However, current holdings may be different.

	Number of Shares	Percent of	Percent of Total Capital
	Owned	Class	Stock (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.00%	51.00%
Class B Ordinary Shares (listed in NYSE and BCBA):
ANSES	246,018,839	51.03%	24.99%
Nortel	36,832,408	7.64%	3.74%
Treasury Shares	15,221,373	3.16%	1.55%
Others	184,007,277	38.17%	18.69%
Class C Ordinary Shares:
Others	266,782	100.00%	0.03%

(1)         Represents percentage of total of all our ordinary shares, regardless of class.

As of March 31, 2015, there were approximately 29.0 million American Depositary Shares outstanding (representing 145.0 million Class B Shares or 32.6% of total Class B Shares, excluding those held by Nortel and Treasury Shares). Moreover, as of that date, there were approximately 77 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 21,000 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Nevertheless, pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended (including voting rights) until the shareholders in a Shareholders´ Meeting determine the allocation of such shares.

“Telco” and “TI-W” Commitments

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefónica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Telco Transaction”). On December 22, 2009, Sintonia S.A. (Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2014, Telco holds 22.3% of Telecom Italia S.p.A.’s voting shares.

The Telco Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Argentine Antitrust Law and the existing regulatory framework.

Consequently, the Telco Transaction led to the intervention of various administrative bodies whose decisions have been subject to various presentations and complaints before administrative and judicial courts.

On August 5, 2010, Telecom Italia S.p.A., Telecom Italia Internacional N.V. and W de Argentina agreed to:

• A settlement agreement to end all legal proceedings existing between the parties as direct shareholders of Sofora and indirect shareholders of the remaining companies of the Telecom Argentina Group (Sofora, Nortel, Telecom Argentina and its subsidiaries and Personal and its subsidiaries), which has been originated as a result of the Telco Transaction.

• Amend the 2003 Shareholders´ Agreement. The amendment includes, among other things, certain measures to guarantee a more efficient corporate governance of the Telecom Argentina Group companies. As part of the agreement, a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and will remain in place for as long as Telefónica, S.A. (of

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

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

On October 12, 2010, the CNDC issued Opinions No. 835 and 836 in connection with the Telco Transaction and the TI-W Transaction, respectively. In Opinion No. 835, the CNDC advised, among other things, the Secretary of Economic Policy of the Economy Ministry to accept the Telco Commitment with the clarifications and specifications made in Title XIV of such Opinion, and, consequently, subject to the approval of the Telco Transaction, pursuant to Section 13, paragraph b) of the Argentine Antitrust Law to the irrevocable and effective fulfilling of the Telco Commitment with the clarifications and specifications as mentioned. In addition, the CNDC made some pro-competition recommendations to the SC and to the CNC, which are included as Annex I to such Opinion.

The terms and conditions of the Telco Commitment offered by the above-mentioned companies are detailed in Title XIV of the above-mentioned Opinion, together with the clarifications and specifications made by the CNDC.

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

On October 13, 2010, the Secretary of Economic Policy of the Economy Ministry issued Resolution No. 148/10 which, in its operative part, among other issues, authorizes the Telco Transaction subject to “the irrevocable and effective fulfillment of the Telco Commitment with the clarifications and specifications made in Title XIV of CNDC Opinion No. 835/10.” On the same date, the Secretary of Economic Policy of the Economy Ministry issued its Resolution No. 149/10, in which it accepted the TI-W Commitment and approved the TI-W Transaction in the terms of Section 13 paragraph b) of the Argentine Antitrust Law.

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

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

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

On March 9, 2011, Telecom Italia International N.V., Telecom Italia S.p.A and certain entities of the Werthein Group entered into a share purchase agreement under which the Werthein Group agreed to sell common shares of Sofora representing 10% of Sofora’s share capital, to Telecom Italia International NV.

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

As a result of the acquisition of the 17% of Sofora’s shares which was concluded on October 29, 2014, Fintech Telecom LLC adhered as a part of the New Shareholder’s Agreement.

Below is a brief summary of the main terms and conditions of the New Shareholders’ Agreement and the principal amendments to the 2003 Shareholders’ Agreement:

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

With respect to Nortel:

•                  W de Argentina shall have the right to appoint two out of seven Board members and the Telecom Italia Group shall have the right to appoint four Board members. The seventh director will be nominated by the Preferred Series A and Preferred Series B Shareholders of Nortel, as long as they have such rights in accordance with the terms and conditions of issuance of the preferred shares (as of December 31, 2014 there were no outstanding Preferred Series A shares). In the event that Preferred Series A shares and / or Preferred Series B shares lose their right to appoint a director, the Telecom Italia Group and W de Argentina acquire the right to jointly appoint a director. As of December 31, 2014 there were no outstanding Preferred Series A shares. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote.

•                  W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•                  As a general rule, Nortel shall have the right to nominate six directors and the minority shareholders shall have the right to nominate one director. Four of the above-mentioned six Board members to be nominated by Nortel shall be nominated by the Telecom Italia Group and the remaining two shall be nominated by W de Argentina. In the event that other shareholders of Telecom Argentina had the right to appoint more than one director, the composition of the Board of Directors of Telecom Argentina shall be modified so that the Telecom Italia Group shall nominate the majority of the members of the Board of Directors. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the Chairman shall cast the deciding vote.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

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

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

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

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea.  See “—Major Shareholders and Related Party Transactions—Shareholders of Nortel.”

Pursuant to the Amended and Restated Mutual Shareholder Release and the Amended and Restated Deed of Adherence each dated as of October 24, 2014, upon the closing of the Fintech transaction, all of the Sellers’ rights, liabilities and obligations under the Shareholders’ Agreement will be terminated, and Fintech shall be vested with all rights and obligations established under the Shareholders’ Agreement for the benefit of Telecom Italia S.p.A. and Telecom Italia International N.V.

Changes in Telco S.p.A.´s ownership

As disclosed by Telecom Italia S.p.A. —hereinafter “TI”— in its latest available public information, the Italian company Telco is one of its main shareholders, with a participation of the 22.3% of the voting shares of TI, the company that indirectly controls Telecom Argentina.

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

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

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

Madrid, September 24, 2013.”

Information on the demerger of Telco S.p.A

On June 26, 2014 Telco S.p.A issued a press release calling a General Extraordinary Shareholders’ Meeting, to be held on July 9, 2014, in order to consider its own demerger, pursuant to the right of its shareholders, Assicurazioni Generali S.p.A., Mediobanca S.p.A. and Intesa SanPaolo S.p.A., to require such demerger, which closing is subject to obtaining the corresponding authorizations from the applicable authorities.

The relevant portion of the press release issued by Telco S.p.A is follows:

“(…).The Board also acknowledged receipt of the notices received from shareholders Assicurazioni Generali S.p.A. (also in the name and on behalf of the Telco S.p.A shareholders which are also Generali group companies), Mediobanca S.p.A. and Intesa Sanpaolo S.p.A. on June 16, 2014, stating their intention to exercise their right to request the demerger of Telco S.p.A under the terms of the shareholders’ agreement. The Board also unanimously approved the proposed partial demerger of the company (the “Demerger”) as a result of which four newly-incorporated beneficiary companies, 100%-owned by each shareholder, will be allocated the respective shareholder’s stake in Telecom Italia currently held by Telco S.p.A (equal to 22.4% of Telecom Italia’s ordinary share capital), as follows: 14.77% to the newco owned by Telefónica, 4.32% to the newco owned by the Generali Group, and 1.64% to each of the newcos owned respectively by Intesa Sanpaolo and Mediobanca.

As part of the Demerger, Telco will also repay all its bank debt outstanding (€660 million as of April 30, 2014) and the bond issue subscribed to by its shareholders (€1,750 million nominal value, plus €70 million in interest accrued to April 30, 2014), plus the interest that will accrue until the repayment date, via funds to derive from a shareholders’ loan to Telco S.p.A, which will be disbursed pro rata to the shareholders’ investment in the company immediately prior to the execution of the Demerger. With the Demerger, then, each newco will be allocated the respective share of the shareholders’ loan as well as the relevant Telecom Italia stake.

Completion of the Demerger is subject to the requisite clearances from the following authorities: Conselho Administrativo de Defensa Econômica “CADE” (Brazilian antitrust authority); Agência Nacional de Telecomunicações “ANATEL” (Brazilian regulatory authority);Comision Nacional de Defensa de la Competencia “CNDC” (Argentinean antitrust authority) and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority).

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Telco S.p.A will continue to exist with a minimal share capital and with no Telecom Italia shares held, in order to deal with the remaining assets and liabilities on the balance sheet. The company will then be placed in liquidation once this phase is complete.

The Telco S.p.A demerger will also be submitted to the approval of shareholders in the extraordinary general meeting called to take place on July 9th.

As of the date on which the Demerger becomes effective, every effect of the shareholders’ agreement in force between the shareholders of Telco S.p.A shall cease to be effective.

Milán, June 26, 2014.”

Following up on the above information, on July 9, 2014 Telco S.p.A. issued a new press release, informing that the General Extraordinary Shareholders’ Meeting held on such date “approved the proposed partial demerger of Telco S.p.A, as already approved by the Board of Directors and disclosed on June 26, 2014, the completion of which is subject to the requisite clearances from CADE (Brazilian Antitrust Authority), Anatel (Brazilian Regulatory Authority), CNDC and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS.”

To date, IVASS, Anatel and CADE have approved the transaction. Both ANATEL and CADE conditioned their approval on, among others, (i) the suspension of all political rights of Telefónica in Telecom Italia and its controlled companies and (ii) the sale of all Telecom Italia shares to be held directly or indirectly by Telefónica.

In compliance with the conditions set forth by ANATEL while approving the demerger (through “Ato” on December 22, 2014, as amended on March 12, 2015), on March 20, 2015, Telefónica committed (such a commitment being qualified as a shareholder agreement pursuant to Italian law) to waive all its “political rights” in relation to Telecom Italia, as well as any of Telecom Italia’s subsidiaries, for as long as Telefónica holds a stake in Telecom Italia. Therefore, Telefónica will not:

•                  appoint any members to the Board of Directors, Board of Statutory Auditors, Board of Officers, or to any other corporate bodies with equivalent attributions of the above-mentioned companies;

•                  exercise any voting and veto rights at any shareholders’ meetings of the above-mentioned companies, or at any other deliberative forum of TI with equivalent attributions, and;

•                  access to, or participate by means of the registry of its attendance for the purposes of forming installation or deliberation quorums at, shareholders’ meetings of the above-mentioned companies, or in any other deliberative forum of TI with equivalent attributions.

Furthermore, on March 26, 2015, Telco, at the request of Telefónica, submitted a request to Telecom Italia for an item to be added to the agenda of the annual general shareholders´ meeting to be held on May 20, 2015, asking for a modification of the Telecom Italia Bylaws in response to the rulings issued by ANATEL. Such modification is intended to comply with the provisions contained in the aforementioned rulings which authorized the Demerger subject, inter alia, to the neutralization of Telefónica’s “political rights” in Telecom Italia and its subsidiaries.

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

Transactions with related parties of Sofora (including Telecom Italia and W de Argentina — Inversiones and/or their respective affiliates) resulted in expenses or purchases of approximately

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

P$571 million for the year ended December 31, 2014. Of that amount, P$472 million was incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, international capacity hiring, purchases of equipment and materials and other services provided to Telecom, and P$99 million incurred with W de Argentina—Inversiones’ affiliates for insurance and labor costs.

Transactions with related parties of Sofora resulted in income for services rendered by us of approximately P$452 million for the year ended December 31, 2014, corresponding to services rendered to Telecom Italia and its affiliates of P$48 million and to W de Argentina—Inversiones of P$404 million for telecommunications services provided by Telecom.

In addition, there were no financial transactions with related parties of Sofora for the year.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2014.

During 2014, Personal entered into a technical services agreement with Telecom Italia which expired in December 2014. Under this agreement, P$4.6 million were incurred as expenses for the year ended December 31, 2014. As of the date of this Annual Report, a new technical services agreement with Telecom Italia is pending of renegotiation by Personal.

In addition, although the technical service agreement of Telecom Argentina expired in December 2012, the company does not expect its renegotiation.

These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects” and in accordance with the procedure established by Law No. 26,831 for contracts with related parties. These were also submitted and approved by Telecom Argentina’s Audit Committee and its Board of Directors.

As of December 31, 2014, we had no loans outstanding to the executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for the Company’s Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Introduction—Recent Developments.”

Legal Proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and other claims that have arisen in the ordinary course of business. As of December 31, 2014, Telecom has established provisions, excluding asset retirement obligations, in an aggregate amount of P$1,241 million to cover potential losses related to these claims and proceedings in its Consolidated Financial Statements (P$85 million for regulatory deducted from assets and P$1,156 million included under liabilities). In addition, as of December 31, 2014, P$49 million deposited in the Company’s bank account have been restricted to be used due to some judicial proceedings.

See Note 17 to our Consolidated Financial Statements for additional information.

Labor Claims

Profit Sharing Bonds

Various legal actions are brought, mainly by former employees of Telecom Argentina, against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 — which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 — be struck down as unconstitutional. The plaintiffs also claim compensation for damages they suffered because such bonuses have not been issued.

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

On March 16, 2015, the Attorney General’s Office issued an opinion in the “Ramollino Silvana v. Telecom Argentina S.A.,” case as a result of a complaint introduced by certain co-plaintiffs who were not part of the Share Ownership Plan. The Labor Chamber of Appeals had rejected this action as it considered that such employees joined Telecom Argentina following the transfer of staff to the privatized entity and the only beneficiaries who could collect bonds were employees who participated in the Share Ownership Plan during the privatization. The Attorney General’s Office ruled that the co-plaintiffs are not included among the persons who have the right to participate in profit sharing programs created under Law No. 23,696, as such law only covers those individuals who were employed by the company to be privatized at the time they joined the program. He noted that “the legislative design of these programs does not constitute a harm to the plaintiffs and cannot be considered discriminatory. The difference in treatment between those who joined the ex-Entel and employees of the entity once it was privatized seems a reasonable regulation of different situations.” As of the date of this Annual Report, the Supreme Court has not issued a decision in this case.

As of December 31, 2014, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. In order that this claim will be sustained, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

Telecom Argentina, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights based on the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92 and the lack of active legal standing for collective claim for bonds issuance due to the existence of individual claims, among other reasons.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. The lawsuit requiring the issuance of a profit sharing bonds represents an obligation with potential future economic impacts for Telecom Argentina.

In June 2013, Telecom Argentina filed its answer to the claim, arguing that the labor courts lack jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction plea and deferred ruling on the defenses of res judicata, lis pendens and on the third party citation required until after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 this hearing took place and the intervening court deferred the defense of statute of limitations filed by Telecom Argentina to the moment of the final ruling. It also ordered the plaintiff to establish that they have permission to bring the case on behalf of the Company’s employees included in the claim; meanwhile the trial proceeding will be suspended. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

As of the date of this Annual Report, Telecom Argentina’s appeal is pending until the documentation requested by the Court of the plaintiffs is resolved.

Regarding Profit Sharing Bonds there are two cases initiated against Telefónica de Argentina S.A. which represent recent case law as described below:

“Domínguez c/ Telefónica de Argentina S.A.”

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

As of the date of this Annual Report, there is no assurance as to how such a similar case may be resolved, either by a new ruling at the lower court or by any further appeal. Two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court in its ruling, acknowledging that the statute of limitations must be applied periodically —as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

As of December 31, 2014, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with the new criteria regarding the applicable statute of limitations, having considered the legal background.

“Perota c/ Estado Nacional y Telefónica de Argentina S.A.”

In addition, on February 27, 2014, the Civil and Commercial Appeals Court issued its decision in a Telefónica de Argentina case, ruling that the amount of a profit sharing bonds should be calculated based on the revenues earned in each period deducting all ordinary and extraordinary expenses before income tax obtained by Telefónica de Argentina S.A.

The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year.”

As of December 31, 2014, the Company’s Management, with the advice of its legal counsel, has adjusted the provisions for contingencies that it estimates are sufficient to cover the risks associated with the new criteria for relevant profit, having considered the legal background as of the date of this Annual Report.

Contractors’ and Subcontractors’ Employees Labor Claims

Certain contractors’ and subcontractors’ employees have continued initiating lawsuits against contractors and Telecom Argentina claiming for direct or indirect responsibility based on a broad interpretation of the rules of labor law. The plaintiffs claimed for the application of the telecommunication bargain collective agreement instead of the telecommunication Section of construction collective agreement, resulting in wage differences. As of the date of this Annual Report, Telecom Argentina’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are adequate to hedge the risks associated with these claims.

Wage differences by food vouchers and non-remunerative sums

The Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts of “non-remunerative sums” (amounts not subject to social security contributions) and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement. In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensation, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Argentine Employment Contract Act (which gives them the character of social benefits). In addition, the Supreme Court of Justice in a case against “Cervecería y Maltería Quilmes” ruled that “non-remunerative” items resulting from collective bargaining agreements should be considered salaries for all purposes. During 2014 “non-remunerative sums” claims continued while “food vouchers” claims have decreased. Considering the judicial precedents, as of December 31, 2014, the Company’s Management, based on the advice of its legal counsel, has recorded a provision that it estimates is sufficient to cover the risks associated with these claims.

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

Interest rate applicable to the matters under Labor Courts of the City of Buenos Aires

In addition, on May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Argentine National Bank of Argentina for a 49 to 60 month term (currently 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (currently 2.055% per month). Therefore, this new disposition represents an increase in the interest rate, which the Company has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

Telecom Group’s Management, with the advice of its legal counsels, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of this

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Annual Report, the result deriving from this decision of the Court of Appeals is not clear, until the lower Courts issue future opinions making their positions clear. As a result, the Company has classified this matter as a possible contingency. Nevertheless, should a disadvantageous resolution prevail, we estimate that it shall not have a significant impact on the Group’s financial position, results of operations and cash flows.

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

In order to qualify for the Regularization Regime, Telecom Argentina had to voluntarily dismiss legal proceedings previously initiated against AFIP’s claims. As a result of the Regularization Regime, regarding the matter mentioned in (c) above, Telecom Argentina has requested the Court to suspend the penal proceedings and dismiss the claims against officers and employees who had been called to give testimony, since the law provides for the suspension of penal proceedings upon adoption of the Regularization Regime, and complete extinguishment of a penal case upon cancellation of all amounts due under the payment plan pursuant to this Regime. In October 2014 the Court declared the extinguishment of the penal proceedings despite not having completed the cancellation of all the installment payment plan. The prosecutor appealed such resolution. As of the date of this Annual Report the matter is pending before the Penal and Economic National Chamber of Appeals.

Telecom Argentina’s compliance with the Regularization Regime generated recognition of a debt owed to AFIP in the amount of P$38 million (nominal value) payable in 120 monthly installments at an annual interest rate of 9%. The Company also recognized a debt for legal fees in connection with these regularized processes in the amount of P$14 million (nominal value). The value of both liabilities has been set forth under the captions “Income Tax Payables” and “Other Liabilities” classified by the nature and due date of each liability. As of December 31, 2014 such liabilities amounted to P$12 million and P$5 million, respectively.

Tax Matters Relating to Personal

In December 2006, the AFIP assessed an additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment before the National Fiscal Tribunal. The AFIP’s claim is contrary to certain legal precedents issued by the National Fiscal Tribunal. On February 4, 2014, the National Fiscal Tribunal rejected the AFIP´s claim and this is final judgment since no additional proceedings were filed.

Provincial Taxes

Some provincial tax authorities have filed claims regarding turnover tax and stamp tax. As of the date of this Annual Report, the Company’s Management has recorded provisions that it estimates are adequate to hedge the risks.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Municipal Fees

Since 2005, the Company has seen a noticeable increase in legal and extrajudicial claims seeking the collection of various municipal fees in the City of Buenos Aires and various municipalities. As of the date of this Annual Report the Company has recorded provisions that estimate sufficient to cover these claims.

Alleged Omission in Telcom Argentina’s Income Tax Declaration

On December 17, 2014, the AFIP notified Telecom Argentina of an alleged omission in reporting the balances of two bank accounts, held in the HSBC Private Bank (Swiss) S.A, in the company’s income tax declaration corresponding to the fiscal year 2006. On February 6, 2015, Telecom Argentina proceeded to deny this allegation, providing documentary proof which certifies that such balances had been reported in a timely manner on the tax declaration and were recorded in Telecom Argentina´s financial statements. Several people, who had power of attorney to manage those accounts in representation of Telecom Argentina, were also notified of the same alleged omission regarding their personal tax declarations. Telecom Argentina believes that all the AFIP claims will be dismissed.

Regulatory Proceedings

See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Increase in the Regulator’s Penalty Activities”

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

The plaintiff is seeking damages for unspecified amounts and requests Personal to (i) cease such practices and bill its customers only for the exact time of telecommunication services used; (ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; (iii) credit

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

In June 2012 “Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months. The plaintiff is seeking damages for unspecified amounts. In August 2012 Personal answered the complaint arguing that the company adequately informed its clients the modifications of the terms and conditions in which the service would be provided. It also filed a jurisdictional plea and a motion alleging the lack of active legal standing of the plaintiff.  The Commercial Court declared itself as incompetent in the matter. Accordingly, the case was sent to the Administrative and Contentious court, which in turn also declared itself as incompetent. Consequently, the matter must be resolved by the Supreme Court.

While management considers that there are solid arguments for the favorable resolution of this lawsuit, in the event this is resolved unfavorably, it would not have a significant impact on our financial position and results.

Legal Procedures related to the definition of the scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers a wide range of telecommunications services in the market, including, among others, those referred to as VAS, which provide additional functionality to the basic services of voice transmission through a telecommunications network.

Certain legal developments took place during the second quarter of 2014 in connection with the VAS, which could have an effect on two existing claims initiated against Telecom Argentina as detailed below:

•                  Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide.”

In 2012 a lower court decided to consider the case without merit and to terminate the injunction. However, on February 18, 2014, the Court of Appeals overruled such decision, and the judge must now issue a decision on the appeal filed against the injunction, which is still pending.

On June 16, 2014 Telecom Argentina filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered. Alternatively, Telecom Argentina has also requested that the injunction be adjusted according to the new law, thus excluding from its scope the VAS, Internet and/or video on demand services. In December 2014, Supercanal alleged that Telecom Argentina’s request is based on unconstitutional grounds. As of the date of this Annual Report the allegations of both parties are pending before the Courts.

In March 2015, Telecom Argentina reported in the case the enactment of Law No. 27,078 “LAD” and requested that it be considered at the time of the Judge’s ruling.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Products marketed by the Telecom Group that could be affected by this claim are those called “Arnet Play” and “Personal Video”, which revenues during the year ended December 31, 2014, amounted to approximately P$36 million and P$217 million, respectively.

•                  Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

Subsequently, such injunction was extended to the marketing of the Superpack service (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Supreme Court of Justice. However, on June 3, 2014, the Supreme Court rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. Accordingly, Telecom Argentina prudentially suspended the marketing of the above referred joint offer with DirecTV from June 4, 2014. The suspension of this joint offer only meant to the Telecom Group a decrease in commissions revenues for new subscribers that our network marketed in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not material during the year ended December 31, 2014.

On June 10, 2014, Telecom Argentina claimed to the Courts that the substantial issues under the claim are without merit and the injunctions have become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services —which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the court notified Telecom Argentina and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process.

On December 19, 2014, Law N ° 27,078 came into force. In Article 9 paragraph 2 states that licensees of services under the Law — such as Telecom Argentina and Personal- may provide audiovisual media services. This legislation reinforces the legal arguments used by the Company to continue providing the VAS analyzed in these cases.

As of the date of this Annual Report, the court has upheld the request of Telecom Argentina to add of the regulatory authorities to this process. The matters relating the lifting of the precautionary measure, its default and the declaration of the case as being without merit are pending before the court.

Although the Company’s Management, with the advice of its legal counsel, believes that there are solid legal arguments to continue providing the VAS discussed in these procedures, as of the date of issuance of this Annual Report, we cannot assure the final result of these claims.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

According to CNV rules (New Text 2013), Shareholders’ Meetings that approve financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of this rule the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero.

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

Telecom Argentina’ shareholders meeting held on April 29, 2014, adjourned to May 21, 2014, approved the allocation of Telecom Argentina’s retained earnings as of December 31, 2013, resolving to allocate: (i) P$9.4 million to the Legal Reserve; (ii) P$1,202 million (P$1.24 per outstanding share) to the distribution of cash dividends in two equal installments of P$601 million each, to be paid in May and September 2014; and (iii) P$1,991 million to a Voluntary Reserve for Capital Investments. The Shareholders’ Meeting also decided the delegation of authority in Telecom Argentina´s Board of Directors to determine the allocation of the Voluntary Reserve for Capital Investments.

Telecom Argentina’s Board of Directors, at their meeting held on March 17, 2015, called an ordinary shareholders’ meeting to be held on April 29, 2015, to consider among other issues the allocation of Telecom Argentina´s retained earnings as of December 31, 2014, (P$3,673 million) suggested by the Board of Directors as follows: (i) P$804 million (P$0.83 per outstanding share) for distribution as cash dividends to be paid on May 11, 2015; (ii) P$2,869 million to the “Reserve for Future Cash Dividends”; and (iii) the delegation of authority to the Telecom Argentina’s Board of Directors to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$649 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends, during fiscal year 2015.

Significant Changes

No undisclosed significant changes have occurred since the date of the Consolidated Financial Statements.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.                        THE OFFER AND LISTING

On May 22, 2013, Telecom Argentina’s Board of Directors, based on the authority delegated by the Ordinary Shareholders’ meeting held on May 21, 2013 to allocate the Voluntary Reserve for Capital Investments,  approved the terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process. Such an acquisition process has to be made in pesos in the market in order to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and imbalances between the shares’ price and Telecom Argentina’s solvency.

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

•             Deadline for the acquisition process: April 30, 2014.

By virtue of the offer made by Fintech on November 7, 2013 for the acquisition of the controlling interest of Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares. In addition, Telecom Argentina’s Board of Directors considered it was appropriate to require the opinion of the CNV regarding the interpretation of the provisions of the CNV rules on this matter. The CNV did not answer the Company’s request and Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014 decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014. Such Program had been approved by Telecom Argentina´s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (“NT2013”).

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments.”

The last acquisition made by Telecom Argentina was on November 5, 2013. The total treasury shares acquired were 15,221,373 by a total amount of P$461 million (P$30.29 average per share). Such acquisitions were recorded at the acquisition cost and deducted from equity under the caption “Treasury shares acquisition cost.” No profit or loss resulting from holding the treasury shares has been recognized in the income statement. See Note 19.d). and Note 3.s). to the Consolidated Financial Statements.

As of December 31, 2014, the capital stock of Telecom Argentina was divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing 51.00% of the total capital stock of Telecom Argentina, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing approximately 48.97% of the total capital stock of Telecom Argentina, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 0.03% of Telecom Argentina’s total capital stock.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

The number of shares as of December 31, 2014 was as follows:

Class of shares	Outstanding shares	Treasury shares	Total capital stock
Class A Shares	502,034,299	—	502,034,299
Class B Shares	466,858,524	15,221,373	482,079,897
Class C Shares	266,782	—	266,782
Total	969,159,605	15,221,373	984,380,978

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

	Pesos per Class B Share on BASM (1)
	High	Low
Annual
2010	20.80	11.90
2011	22.70	16.10
2012	20.40	12.30
2013	39.50	16.40
2014	62.30	28.00

Quarterly
2013
First Quarter	25.95	16.40
Second Quarter	31.00	22.50
Third Quarter	37.00	22.80
Fourth Quarter	39.50	28.50
2014
First Quarter	38.40	28.00
Second Quarter	49.00	34.50
Third Quarter	62.10	42.00
Fourth Quarter	62.30	43.70

Monthly
2014
October	61.70	51.70
November	62.30	51.00
December	52.55	43.70
2015
January	50.60	45.15
February	55.95	46.25
March	63.00	53.00
April (through April 21, 2015)	55.00	51.00

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

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS
	High	Low
Annual
2010	25.78	15.02
2011	26.92	17.28
2012	21.94	9.37
2013	21.19	12.13
2014	25.09	14.78

Quarterly
2013
First Quarter	15.92	12.13
Second Quarter	16.73	13.40
Third Quarter	20.11	13.93
Fourth Quarter	21.19	17.10
2014
First Quarter	19.07	14.78
Second Quarter	23.86	17.77
Third Quarter	25.09	18.65
Fourth Quarter	23.18	19.13

Monthly
2014
October	23.13	19.13
November	23.18	21.13
December	22.06	19.35
2015
January	20.76	18.85
February	23.44	18.94
March	26.04	22.21
April (through April 21, 2015)	22.87	21.30

On April 21, 2015, the reported last sale price of the ADSs on the New York Stock Exchange was US$21.94.

Plan of Distribution

Not applicable.

The Argentine Securities Market

As of March 2015, eleven securities exchanges exist in Argentina, of which five (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854. For the year ended December 31, 2014, the ten most actively traded equity issues represented approximately 85% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

which are not covered by the agreement, is expected to be conducted principally on the MAE. The agreement does not extend to other Argentine stock exchanges.

The CNV is responsible for the regulation and supervision to ensure the correct application of the rules governing the Argentine Securities Market, which will continue under the new regulatory framework described as follows.

Capital Markets Law — Law No. 26,831

On December 28, 2012, the new Capital Markets Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates capital market’s self-regulation and grants new powers to the CNV, including the ability to request reports and documents, conduct investigations and inspections of natural and legal persons under its control, call to testify and take informative and testimonial declaration. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined, may appoint overseers with the power to veto resolutions adopted by the Board of Directors and/or discontinue the Board of Directors for a maximum period of 180 days until deficiencies found are remedied.

Law No. 26,831 supersedes Law No. 17,811 and Decree No. 677/01, among other rules, and became effective on January 28, 2013.

In August 2013, the PEN issued Decree No. 1,023/13 regulating certain sections of Law No. 26,831, and in September 2013, the CNV issued the Resolution No. 622/13 which established the new comprehensive rules of the CNV and also implements regulation related to certain sections of Law No. 26,831.

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2014	2013	2012	2011	2010
Market capitalization (P$ billions) (1)	3,893	3,356	2,314	1,611	1,900
As percent of GDP (1)	87	124	106	87	132
Volume (P$ million) (1)	621,831	367,830	242,324	207,805	177,614
Average daily trading volume (P$ million) (1)	2,580	1,526	1,006	848	722
Number of traded companies (including Cedears)	202	256	267	241	275

(1)         End-of-period figures for trading on the Buenos Aires Stock Exchange (includes domestic and non-domestic public companies).

Source: Instituto Argentino de Mercado de Capitales.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

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

Limited Liability of Shareholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Argentine law, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending certain actions for approval by shareholders, the Board of Directors of Telecom Argentina occasionally obtained opinions of internal and/or external counsel concerning the compliance of the actions with Argentine law and our bylaws (or regulations, if any). We currently intend to obtain similar opinions in the future as the circumstances require it. Although the issue is not free from doubt, based on advice of counsel, we believe that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or our bylaws or regulations, would not be liable under this provision.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Change of Control

There are no provisions in the bylaws of Telecom Argentina which may have the effect of delaying, deferring or preventing a change in control of Telecom Argentina and that would only operate with respect to a merger, acquisition or corporate restructuring involving Telecom Argentina or any of its subsidiaries, except for the regulatory authorization required for the transfer of Nortel’s Class A Shares discussed below. Moreover, the Privatization Regulations and the List of Conditions as modified by SC Resolutions No. 111/03 and No. 29/04 prohibit, without prior SC approval, (i) any transfer of our capital stock that reduces Nortel’s ownership of Telecom Argentina to less than 51%, or (ii) any transfer of shares of Nortel that reduces the shareholding of the actual ordinary shareholders to less than 51% of the voting stock of Nortel, except with prior authorization of the SC.

Under Law 26,831 a party that wishes to obtain either a majority or a significant equity ownership interest (with the intention of acquiring control) in a publicly traded corporation must offer a “precio equitativo” (fair price) as defined in the law to all of the corporation’s shareholders. Until the enactment of Law 26,831, this regulation applied to all Argentine corporations with listed securities unless the corporation’s shareholders specifically voted not to adopt the regime. On January 28, 2013, Law No. 26,831 became effective. This law states in its Article 90, “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

MATERIAL CONTRACTS

For information regarding the Shareholders’ Agreement, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.” We are not a party to the Shareholders’ Agreement.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Having completed its debt restructuring as of August 2005, Telecom Argentina is no longer subject to certain significant BCRA restrictions. However, certain other restrictions imposed by the BCRA or other government agencies are still applicable. Among others:

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

2.                            within a certain period of time before the maturity date, as a result of the occurrence of specific conditions established under foreign refinancing agreements executed after February 11, 2002; or

3.                            before the 10 business day period immediately preceding the maturity date provided that the acquirer complies with the Minimum Holding Term and the payment is entirely financed with (i) foreign funds destined to capital contributions; or (ii) new financings granted by international financial institutions and agencies, official foreign credit agencies, and foreign banks, and to the extent that: (a) such prepayment were expressly established as a condition to grant new credits; (b) the average term of the new loan is greater than the average remaining term of the loan that is being cancelled in advance considering in both cases principal and interest payments; and  (c) such prepayment does not imply an increase in the present value of the outstanding debt.

The purchase of foreign currency to pay interests abroad may be done in advance, but not exceeding 10 business days from the date of expiration of each quota of interest computed in arrears.

Additionally, pursuant to General Resolution No. 3,417/12, as amended, of the Administración Federal de Ingresos Públicos (Argentine Tax Authority) (“AFIP”), Argentine residents who access the FX Market to pay interests abroad (among other items), are obliged to previously inform in advance the payment of interests through the AFIP’s website and obtain a Declaración Jurada de Pagos al Exterior (Advanced Sworn Statement of Payments made Abroad) (“DAPE”).

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

of companies residing in Argentina not under a public offering and that are not listed in self-governed markets, to the extent they do not create direct investment funds; (iii) portfolio investments of nonresidents intended to hold local currency and assets and liabilities of the financial sector and nonfinancial private sector, to the extent they are not arising from the primary subscription of debt securities under a public offering and listed in self-governed markets and/or the primary subscription of stock of companies residing in Argentina under a public offering and listed in self-governed markets; and (iv) portfolio investments of nonresidents intended for the purchase of any right in secondary markets regarding securities issued by the public sector; shall be subject to the creation of a nominative, nontransferable and non-compensated deposit, for 30% of the amount involved in the relevant transaction (the “Mandatory Deposit”), for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

On October 16, 2014, the Central Bank issued Communication “A” 5,649 which included as an additional requirement of those discussed above, that the repatriation of direct investments shall take place if the foreign beneficiary is an individual or legal entity incorporated or domiciled in jurisdictions considered to be cooperative for the purposes of tax transparency.

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

Amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Argentine Income Tax Laws in connection with, among others, the taxation of gains derived from transfers of stocks and dividend distributions. On February 7, 2014, the PEN issued Decree No. 2,334/13 which regulates Law 26,893. Law No. 26,893 became effective on September 23, 2013, and applies to taxable events on or after that date.

Taxation of Dividends

Pursuant to Law No. 26,893’s dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in Argentine Income Tax Law (the “Income Tax Law”) Sections 69 (a)(1),(2),(3),(6) and (7), and Section 69(b), are subject to income tax at a 10% rate, except for dividends received by Argentine companies and other Argentine entities, which are not be subject to income tax.  Dividends distributed to nonresidents are subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this 10% withholding tax, except for those beneficiaries that are domestic corporate taxpayers, referred to as “sujetos empresa” (such as, for instance, distributions made from Telecom Argentina to Nortel and those from Personal to Telecom Argentina and Nortel) and in addition to withholding, if applicable, of so called “Equalization Tax” (as described below).

Under Argentine income tax law, a corporation that makes a distribution of dividends to its shareholders in excess of the amount of its accumulated taxable net income at the close of the previous taxable year, as determined by application of the Income Tax Law, must withhold a 35% tax from such excess (the “Equalization Tax”). For purposes of this rule, the amount of income to be considered shall be determined by (1) deducting from taxable income (calculated under the general

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

rules of the Income Tax Law) the income tax paid by the company and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in kind, then the corporation must pay the tax to the tax authorities and will be entitled to seek reimbursement from the shareholders.

Taxation of Capital Gains

Gains derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities issued by an Argentine Company, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain. The effective tax rate applicable to nonresident individuals or foreign companies is 15%.

However, gains from the transfer of such securities are exempt from such income tax when the securities are listed on a stock exchange and the gains are realized by Argentine individuals or undivided estates.

Capital gains obtained by nonresidents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities are subject to this tax on capital gains. The tax is assessed at the nonresident seller’s option by either (i) applying the 15% tax rate on 90% of the sales price or (ii) the excess of the sale price over the acquisition cost net of the other expenses incurred in Argentina necessary to obtain, maintain and preserve this gain. There is currently no guidance under Argentine law with respect to how this election is made. When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences of acquiring holding and disposing of ADSs or Class A, B and C Shares.

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

Although the tax on personal property does not explicitly apply to individuals or entities domiciled outside Argentina, pursuant to Argentine Law No. 25,585, shares of stock corporations or other equity interests in companies regulated by Argentine Corporations Law 19,550, as amended, such as the ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares, and whose holders are individuals and/or undivided estates domiciled in Argentina or in a foreign country, are subject to the tax on personal property.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as of December 31 of each year. Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Telecom Argentina. The tax so paid shall be considered as a definite payment.

The above-mentioned rules include an irrefutable presumption that shares of stock corporations and other equity interests of companies regulated by Argentine Corporations Law 19,550, as amended, such as the ADSs (held in book entry form or evidenced by ADRs) and the Class A, B and C Shares, whose holders are companies, any other legal entities, enterprises, permanent establishments and trusts, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes, however no assurances can be made that Telecom Argentina will be successful in seeking reimbursement of all such taxes paid from holders of ADSs and Class A, B, and C shares. Therefore, as of December 31, 2014, Telecom Argentina has recorded an allowance of P$17 million for the amounts pending collection. Whenever applicable, tax on personal property paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

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

United States Federal Income Taxes

The following discussion is a summary of the material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities, including alternative minimum tax and Medicare contribution tax consequences. This summary applies only to U.S. Holders (as defined below) that hold ADSs or Class B Shares as capital assets for U.S. federal income tax purposes and does not address all of the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•                  certain financial institutions;

•                  dealers or traders in securities who use a mark-to-market method of tax accounting;

•                  persons holding ADSs or Class B Shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or Class B Shares;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•                  persons that own or are deemed to own 10% or more of any class of Telecom Argentina stock;

•                  persons who acquired ADSs or Class B Shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. As mentioned above, there is currently no income tax treaty or convention in effect between Argentina and the United States. U.S. Holders should consult their tax advisers regarding the U.S., Argentine or other tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares in their particular circumstances, including the effect of any state or local tax laws.

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

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom Argentina (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will generally be included in the income of a U.S. Holder as ordinary dividend income. Because Telecom Argentina does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends represent “qualified dividend income.” “Qualified dividend income” means dividends received from a “qualified foreign corporation,” and a foreign corporation is generally treated as a “qualified foreign corporation” with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our ADSs are traded). U.S. Holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances. The amount of a dividend will include any amounts withheld by Telecom Argentina or its paying agent in respect of Argentine taxes. Dividends will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend. See “Taxation—Argentine Taxes.” The amount of the distribution will equal the U.S. dollar value of the pesos received (including amounts withheld in respect of Argentine Taxes), calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Subject to applicable limitations and conditions that may vary depending upon the circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on ADSs or Class B Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability. However, amounts paid on account of the Tax on Personal Property will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “—Argentine Taxes.” The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances and to determine the tax consequences applicable to them as a result of amounts paid on account of the Argentine Tax on Personal Property, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign income tax credits applies to all income taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Exchange or Other Disposition of ADSs or Class B Shares

Gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of ADSs or Class B Shares will be subject to U.S. federal income tax as capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the ADSs or Class B Shares for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the ADSs or Class B Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If an Argentine tax is withheld, or otherwise paid, on the sale or disposition of ADSs or Class B Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax.  See “—Argentine Taxes—Taxation of Capital Gains” for a description of when a disposition may be subject to taxation by Argentina.  Such gain or loss, if any, will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisors as to whether the Argentine tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign source income from other sources. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Deposits and withdrawals of Class B Shares in exchange for ADSs will not result in taxable gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Telecom Argentina believes that it was not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the taxable year 2014. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Telecom Argentina will not be a PFIC for any taxable year.

If Telecom Argentina were a PFIC for any taxable year during which a U.S. Holder held ADSs or a Class B Shares, gain recognized by a U.S. Holder on a sale, exchange or other disposition (including certain pledges) of the ADS or Class B Shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class B Shares sold, exchanged or disposed of. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before Telecom Argentina became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on the amount allocated to such taxable year. Further, any distribution in respect of the ADSs or Class B Shares, to the extent it exceeds 125 percent of the average of the annual distributions on the ADSs or Class B Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or Class B Shares. U.S. Holders should consult their tax

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

If a U.S. Holder owns ADSs or Class B Shares during any taxable year in which Telecom Argentina is a PFIC, the U.S. Holder will generally be required to file IRS Form 8621 with the holder’s annual U.S. federal income tax return, subject to certain exceptions.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception) for stock held through a U.S. financial institution. U.S. holders should consult their tax advisers regarding their reporting obligations with respect to ADSs or Class B Shares.

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

Telecom Argentina maintains a website at www.telecom.com.ar. The contents of the website are not part of this Annual Report.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2014 that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Our results of operations are sensitive to changes in the peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. As of December 31, 2014, Telecom Argentina has no financial debt outstanding. However, Telecom Argentina, Personal and Núcleo have commercial debt nominated in U.S. dollars and Euros. Moreover, Personal has bank overdrafts denominated in Argentine pesos. Núcleo’s debt obligations are denominated in Guaraníes, Paraguay’s local currency.

Additionally the Company has cash and cash equivalents, and investments denominated in U.S. dollars and Euros (approximately 25% of total cash and equivalents and investments) that are also sensitive to changes in pesos/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. As of December 31, 2014, the Company had NDF agreements, investments adjustable to the variation of the  pesos/dollar exchange rate (“Dollar Linked”), and mutual funds whose main underlying asset are financial assets Dollar Linked, in order to hedge its exposure to U.S. dollar fluctuations related to accounts payable. The investments in NDF agreements, Dollar Linked Bonds, and investments in funds where the main asset are financial assets with Dollar Linked clause totaled 59% of the cash, cash and equivalents and investments.

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

(b)         Interest Rate Risk

As of December 31, 2014 the Company had no outstanding floating rate borrowings, excluding the bank overdrafts denominated in Argentine pesos with floating rate held by Personal.

Therefore, the Company is not currently exposed to significant cash flow fluctuations in this connection.

(c)          Sensitivity to Exchange Rates

We estimate, based on the composition of the statement of financial position as of December 31, 2014, and on the net foreign currency liability position, which amounts P$3,497 million, equivalent to US$409 million, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations in other foreign currencies against the Argentine peso, plus or minus, would result in an variation of approximately P$41 million of the net foreign currency liabilities. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

PART I - ITEM 11 QUIANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position amounts to P$1,532 million equivalent to US$179 million, and a variation of the exchange rate of P$0.10 as described in the previous paragraph, would generate a variation of approximately P$18 million in the net foreign currency liability position.

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

The depositary reimburses Telecom Argentina for certain expenses we incur in connection with the ADR program, subject to the agreement between us and the depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2014, the depositary reimbursed Telecom Argentina approximately US$178.3 thousand (gross amount of withholding tax) in connection with the ADR program.

PART I - ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	TELECOM ARGENTINA S.A.

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

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2014 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation and as set forth in its report dated March 2, 2015, and included in Item 18, Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2014. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2014 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II - ITEM 15 CONTROLS AND PROCEDURES	TELECOM ARGENTINA S.A.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

On April 29, 2014, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee for fiscal year 2014 and determined that Esteban Gabriel Macek qualifies as an Audit Committee financial expert. In conducting this evaluation, the Board took into account that Mr. Macek is an accountant from the Universidad de Buenos Aires (1982). He was a partner at Coopers & Lybrand/PriceWaterhouseCoopers until 2002, where he was an auditor and tax consultant. He assisted companies in the private (domestic and international) and public sector in tax matters related to company restructuring and business development. He participated in many professional training activities and attended graduate courses at the Universidad Austral and the West Ontario University Business School (Canada), among others. He was an accounting and law professor at the Universidad de Buenos Aires and at the Universidad Católica Argentina. He is Chairman of Fiduciaria Internacional Argentina S.A. He was a member of the Board of Directors and of the Supervisory Committee of several domestic corporations. He served as an alternate director of Telecom Argentina during 2007 and since 2008 he has been serving as a director of Telecom Argentina.

Based on Mr. Macek’s professional background and training, the Board of Directors of Telecom Argentina has determined for the year 2014 that he meets the criteria for an Audit Committee financial expert. Mr. Macek is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

The Board of Directors’ meeting appointing the Audit Committee members for year 2015 has not yet been held. As a result, the members of the Audit Committee appointed at the Board of Directors’ meeting of April 29, 2014, continue to hold their positions, except for Mr. Enrique Garrido whose resignation was accepted on April 16, 2015 and who was replaced as member of the Audit Committee by Mr. Oscar Carlos Cristianci. See “Item 6—Directors, Senior Management and Employees—The Board of Directors.”

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

PART II - ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT / ITEM 16B CODE OF ETHICS	TELECOM ARGENTINA S.A.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2014 and 2013.

Services Rendered	2014	2013
Audit Fees (1)	13.1	10.9
Tax Fees (2)	1.1	0.8
All Other Fees (3)	0.6	1.1
Total	14.8	12.8

(1)         Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2014 and 2013, limited reviews of interim financial statements presented during 2014 and 2013, SEC filing reviews and other attestation services.

(2)         Includes fees for permitted tax compliance and tax advisory services.

(3)         Includes fees for subscription to business publications and permitted internal control advice.

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

“Permitted Services” include (a) audit services; (b) audit-related services; (c) tax services, and (d) other services such as permitted internal control advice. Moreover, the services included in each category were also detailed, and, were appropriate, any limits imposed on the provision thereof to ensure external auditors’ independence.

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

PART II - ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	TELECOM ARGENTINA S.A.

•                  Other Permitted Services: are not subject to general pre-approval, and any other services require specific pre-approval by the Audit Committee for each service.

•                  Delegation: the Audit Committee may solely delegate the specific pre-approval of services with any of its members that qualify as an “Independent Director.” An Independent Director must immediately report to the Audit Committee after engaging any service by delegation. Under no circumstances may the authority to either approve or pre-approve services be delegated to the Company’s Management.

•                  Disclosure of overall billed fees: external auditors shall include in their audit reports the information about the relationship between the overall fees paid in respect of Audit Services and services other than audit services. In addition, the Audit Committee shall, on a yearly basis, prepare a report to the Board of Directors, which will be included in Form 20-F, providing a detailed account of all fees invoiced by external auditors to Telecom Argentina and to its subsidiaries, grouped into four categories, namely: audit fees, audit related fees, tax consultation fees and all other fees.

•                  Additional Requirements: the Audit Committee is required to adopt additional measures to fulfill its supervisory obligations related to external auditors’ duties, in order to ensure the independence from the Company, such as the review of a formal written statement by the external auditors outlining all relations existing between them and Telecom Argentina, in accordance with Rule No. 1 of the Independence Standards Board, and discussions with the external auditors and the methods and procedures that have been designed to ensure their independence.

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

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

PART II - ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	TELECOM ARGENTINA S.A.

ITEM 16G.       CORPORATE GOVERNANCE

Telecom Argentina’s corporate governance practices differ from corporate governance practices of U.S. companies. Telecom Argentina maintains a detailed description of the significant differences in corporate governance practices on its website at www.telecom.com.ar, last updated in May 2014.

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

According to the provisions of Annex IV, Title IV of CNV rules (New Text 2013) Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV Public Offer Regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2014 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March 2, 2015. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, www.telecom.com.ar.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART II - ITEM 16G CORPORATE GOVERNANCE	TELECOM ARGENTINA S.A.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                                         FINANCIAL STATEMENTS

Reference is made to pages F-1 through F- 89.

The following financial statements are filed as part of this Form 20-F:

ITEM 19.                                         EXHIBITS

Exhibits:

1.1

Estatutos (bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Exhibit 1.1 to Telecom Argentina’s Annual Report on Form 20-F for year ended December 31, 2010 dated June 29, 2011).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

8.1	List of Subsidiaries.

12.1	Certification of Elisabetta Ripa of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Elisabetta Ripa and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina — Inversiones S.L. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15.2	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

PART III	TELECOM ARGENTINA S.A.

15.3	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).

15.4	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15.5	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15.6	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
	By:	/s/ Adrián Calaza
		Name:	Adrián Calaza
		Title:	Chief Financial Officer

Date: April 24, 2015

PART III	TELECOM ARGENTINA S.A.

EXHIBIT INDEX

1.1

Estatutos (bylaws) of Telecom Argentina, as amended (English translation). (incorporated by reference to Exhibit 1.1 to Telecom Argentina’s Annual Report on Form 20-F for year ended December 31, 2010 dated June 29, 2011).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

8.1	List of Subsidiaries.

12.1	Certification of Elisabetta Ripa of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Elisabetta Ripa and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$8.551 = US$1 as of December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position, the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing on page F2. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Buenos Aires, Argentina

March 2, 2015

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Carlos A. Pace	(Partner)
Carlos A. Pace

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

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on our evaluation, Management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2014. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2014 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Buenos Aires, Argentina

March 2, 2015

/s/ Oscar Cicchetti	/s/ Adrián Calaza
Chief Executive Officer	Chief Financial Officer

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	4	825	5,224
Investments	4	53	123
Trade receivables	5	4,124	2,986
Other receivables	6	670	646
Inventories	7	721	772
Total current assets		6,393	9,751
Non-Current Assets
Trade receivables	5	143	21
Deferred income tax asset	14	140	128
Other receivables	6	200	242
Investments	4	301	243
Property, plant and equipment	8	13,809	11,226
Intangible assets	9	5,331	1,519
Total non-current assets		19,924	13,379
TOTAL ASSETS		26,317	23,130
LIABILITIES
Current Liabilities
Trade payables	10	6,072	6,130
Deferred revenues	11	507	423
Financial debt	12	179	15
Salaries and social security payables	13	1,022	741
Income tax payables	14	247	801
Other taxes payables	15	824	667
Other liabilities	16	47	49
Provisions	17	199	224
Total current liabilities		9,097	9,050
Non-Current Liabilities
Trade payables	10	—	1
Deferred revenues	11	465	453
Financial debt	12	254	220
Salaries and social security payables	13	150	118
Deferred income tax liabilities	14	417	126
Income tax payables	14	9	10
Other liabilities	16	76	68
Provisions	17	1,080	1,033
Total non-current liabilities		2,451	2,029
TOTAL LIABILITIES		11,548	11,079
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)		14,418	11,783
Equity attributable to non-controlling interest		351	268
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	19	14,769	12,051
TOTAL LIABILITIES AND EQUITY		26,317	23,130

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2014	2013	2012
Revenues	21	33,341	27,287	22,117
Other income	21	47	63	79
Total revenues and other income		33,388	27,350	22,196
Employee benefit expenses and severance payments	13	(5,591)	(4,152)	(3,269)
Interconnection costs and other telecommunication charges	22	(2,074)	(1,829)	(1,707)
Fees for services, maintenance, materials and supplies	22	(3,333)	(2,641)	(2,109)
Taxes and fees with the Regulatory Authority	22	(3,297)	(2,689)	(2,018)
Commissions	22	(2,494)	(2,203)	(1,949)
Cost of equipments and handsets	7	(4,143)	(3,111)	(2,043)
Advertising	22	(792)	(656)	(660)
Cost of VAS	22	(936)	(708)	(326)
Provisions	17	(84)	(270)	(153)
Bad debt expenses	5	(424)	(283)	(275)
Recovery of restructuring costs/ (restructuring costs)	22	—	8	(90)
Other operating expenses	22	(1,518)	(1,252)	(1,027)
Depreciation and amortization	22	(3,243)	(2,873)	(2,612)
Gain on disposal of PP&E and impairment of PP&E	22	(16)	(173)	8
Operating income	23	5,443	4,518	3,966
Finance income	24	1,501	1,416	570
Finance expenses	24	(1,248)	(888)	(341)
Income before income tax expense		5,696	5,046	4,195
Income tax expense	14	(1,967)	(1,792)	(1,463)
Net income for the year		3,729	3,254	2,732

Attributable to:
Telecom Argentina (Controlling Company)		3,673	3,202	2,685
Non-controlling interest		56	52	47
		3,729	3,254	2,732
Earnings per share attributable to Telecom Argentina
Basic and diluted	25	3.79	3.27	2.73

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2014	2013	2012

Net income for the year	3,729	3,254	2,732

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	227	140	91
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	24	(10)	—
Tax effect	(8)	3	—
Other components of the comprehensive income, net of tax	243	133	91

Total comprehensive income for the year	3,972	3,387	2,823

Attributable to:
Telecom Argentina (Controlling Company)	3,837	3,285	2,745
Non-controlling interest	135	102	78
	3,972	3,387	2,823

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners contribution
	Outstanding shares		Treasury shares		Treasury			Voluntary	Voluntary					Equity
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implementation	reserve for future dividends payments	reserve for capital investments (2)	Voluntary reserve for future investments	Deferred results	Retained earnings	Total	attributable to non- controlling interest	Total Equity
Balances as of January 1, 2012	984	2,688	—	—	—	450	—	—	—	—	47	3,852	8,021	144	8,165
Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Legal Reserve (4)	—	—	—	—	—	122	—	—	—	—	—	(122)	—	—	—
Voluntary reserve for future investments (4)	—	—	—	—	—	—	—	—	—	2,553	—	(2,553)	—	—	—
Dividends (4)	—	—	—	—	—	—	—	—	—	—	—	(807)	(807)	—	(807)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	2,685	2,685	47	2,732
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	60	—	60	31	91
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	60	2,685	2,745	78	2,823

Balances as of December 31, 2012	984	2,688	—	—	—	572	—	—	—	2,553	107	3,055	9,959	199	10,158
Dividends from Núcleo (5)	—	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Legal Reserve (6)	—	—	—	—	—	134	—	—	—	—	—	(134)	—	—	—
Special reserve for IFRS implementation (6)	—	—	—	—	—	19	351	—	—	—	—	(370)	—	—	—
Voluntary reserve for future dividends payments (6)	—	—	—	—	—	—	—	1,000	—	—	—	(1,000)	—	—	—
Voluntary reserve for capital investments (6)	—	—	—	—	—	—	—	—	1,200	—	—	(1,200)	—	—	—
Voluntary reserve for future investments (6)	—	—	—	—	—	—	—	—	—	351	—	(351)	—	—	—
Treasury Shares Acquisition (2)	(15)	(42)	15	42	(461)	—	—	—	—	—	—		(461)	—	(461)
Dividends (7)	—	—	—	—	—	—	—	(1,000)	—	—	—	—	(1,000)	—	(1,000)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	3,202	3,202	52	3,254
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	83	—	83	50	133
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	83	3,202	3,285	102	3,387

Balances as of December 31, 2013	969	2,646	15	42	(461)	725	351	—	1,200	2,904	190	3,202	11,783	268	12,051

(1) As of December 31, 2013 and 2012, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of December 31, 2013; 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 – Equity to the consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012.

(4) As approved by the Ordinary Shareholders’ Meeting held on April 27, 2012.

(5) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.

(6) As approved by the Ordinary Shareholders’ Meeting held on May 21, 2013 (second tranche).

(7) As approved by the Board of Directors’ meeting held on December 13, 2013 (second tranche).

The accompanying notes are an integral part of these consolidated financial statements.

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution
	Outstanding shares		Treasury shares		Treasury			Voluntary	Voluntary					Equity
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implementation	reserve for future dividends payments	reserve for capital investments (2)	Voluntary reserve for future investments	Deferred results	Retained earnings	Total	attributable to non- controlling interest	Total Equity
Balances as of January 1, 2014	969	2,646	15	42	(461)	725	351	—	1,200	2,904	190	3,202	11,783	268	12,051
Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Dividends (4)	—	—	—	—	—	—	—	—	—	—	—	(1,202)	(1,202)	—	(1,202)
Legal Reserve (4)	—	—	—	—	—	9	—	—	—	—	—	(9)	—	—	—
Voluntary reserve for capital investments (4)	—	—	—	—	—	—	—	—	1,991	—	—	(1,991)	—	—	—
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	3,673	3,673	56	3,729
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	164	—	164	79	243
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	164	3,673	3,837	135	3,972

Balances as of December 31, 2014	969	2,646	15	42	(461)	734	351	—	3,191	2,904	354	3,673	14,418	351	14,769

(1) As of December 31, 2014, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of December 31, 2014; 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 – Equity to the consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014.

(4) As approved by the Ordinary Shareholders’ Meeting held on May 21, 2014 (second tranche).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,729	3,254	2,732
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		512	396	297
Depreciation of property, plant and equipment	22	2,389	1,983	1,792
Amortization of intangible assets	9	854	890	820
Consumption of materials	8	227	147	125
Gain on disposal of property, plant and equipment	22	(9)	(14)	(8)
Impairment of property, plant and equipment	22	25	187	—
Net book value of property, plant and equipment		45	—	—
(Recovery of restructuring costs)/restructuring costs	22	—	(8)	54
Provisions	17	192	345	235
Interest and other financial results		(465)	(284)	(104)
Income tax expense	14	1,967	1,792	1,463
Income tax paid	4.b	(2,277)	(1,609)	(1,647)
Net increase in assets	4.b	(1,505)	(1,734)	(925)
Net increase in liabilities	4.b	37	1,636	195
Total cash flows provided by operating activities	4.b	5,721	6,981	5,029
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(4,895)	(3,352)	(2,465)
3G/4G licenses acquisitions	4.b	(3,091)	—	—
Other intangible asset acquisitions	4.b	(1,118)	(846)	(861)
Proceeds from the sale of property, plant and equipment		17	21	13
Investments not considered as cash and cash equivalents	4.b	(339)	356	(632)
Total cash flows used in investing activities		(9,426)	(3,821)	(3,945)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	—	208	47
Payment of financial debt	4.b	(12)	(157)	(63)
Payment of interest	4.b	(29)	(16)	(13)
Payment of cash dividends and related withholding tax	4.b	(1,299)	(981)	(830)
Treasury shares acquisition	4.b	—	(461)	—
Total cash flows used in financing activities		(1,340)	(1,407)	(859)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		505	311	117

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(4,540)	2,064	342
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	5,224	3,160	2,818
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	684	5,224	3,160

See Note 4.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Glossary of terms

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications.

ARSAT (Empresa Argentina de Soluciones Satelitales S.A.): a state-owned company.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

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

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A., the parent company of the Company.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

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

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC:  Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A. Personal sold its equity interest in Springville on February 19, 2014.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

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

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

VAS (Value-Added Services):  Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

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

As of December 31, 2014, entities included in the consolidation process and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 28)
Telecom USA	100.00%		09.12.00	Fixed Services
Micro Sistemas (ii)	99.99%		12.31.97	Fixed Services
Personal	99.99%		07.06.94	Personal Mobile Services
Núcleo (iii)	67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii) (iv)	67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)                  Percentage of equity interest owned has been rounded.

(ii)               Dormant entity as of and for the fiscal years ended December 31, 2014, 2013 and 2012.

(iii)            Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(iv)           Dormant entity as of and for the fiscal year ended December 31, 2014.

b)             Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)              Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

As from January 1, 2014 certain amendments to IAS 32 have come into effect, clarifying the meaning of “currently has a legally enforceable right to set off” and how offsetting requirements when offsetting gross amounts do not operate simultaneously should be applied. The Telecom Group mainly offset financial assets and liabilities that relate to Interconnection transactions, TLRD, CPP and Roaming with national and foreign operators and agents (see Note 20). The application of these new provisions has not had a significant impact on these consolidated financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.u).

The consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

Publication of these consolidated financial statements for the year ended December 31, 2014 was approved by resolution of the Board of Directors’ meeting held on March 2, 2015.

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

Also, some reclassifications to the 2013 comparative figures of the consolidated statements of cash flows have been included in the lines total cash flows provided by operating activities, total cash flows used in investing activities and net foreign exchange differences on cash and cash equivalents with the purpose of improving the information comparability.

e)              Application of IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”.

In compliance with the provisions of IAS 29, the management of the Company periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a hyperinflationary economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

Inflation in Argentina has experienced an increase in 2014, according to official statistics published by the National Institute of Statistics and Census (INDEC). The accumulated Consumer Price Index (“CPI”) for the three-year period ended December 31, 2014 amounted to 52.4%, while the Internal Wholesale Price Index (IPIM) accumulated for the same period amounted to 66.5%. The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC):

	2012	2013	2014
Consumer Price Index
Consumer Price Index (annual)	10.8%	10.9%	23.8%
Consumer Price Index (3 year accumulated)	34.6%	34.7%	52.4%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	13.1%	14.8%	28.3%
Internal Wholesale Price Index (3 year accumulated)	46.3%	46.2%	66.5%

As from January 2014, the INDEC began publishing a new CPI at a national level in order to improve the quality of macroeconomic statistics, which integrates a set of price indexes to allow monitoring different changes in prices in the economy. The “new CPI” is published for periods after January 2014 but is not available for earlier periods and no “joint” factor between the new and the old index has been published.

As inflation in Argentina has risen, management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative characteristics provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph. On the basis of the analysis made by management and other evidence available at the date of issuance of these consolidated financial statements, management concluded that Argentina does not qualify as a “hyperinflationary” country in terms of IAS 29.

The conclusion that Argentina’s economy should not be considered hyperinflationary under IFRS is consistent with the conclusions of the “International Practices Task Force” in 2013 and 2014, which the Company had accessed. An extract of the meeting held in November 2014, stated the following: “The SEC staff noted the IMF’s concerns on the accuracy of CPI-GBA data for 2013 and prior periods. Given the apparent lack of any other objectively verifiable inflation data, and the relatively low level of three-year cumulative inflation, the SEC staff had not observed data that supported Argentina being highly inflationary in 2013….Additionally, the SEC staff noted that it had not observed objectively verifiable data that would indicate the economy of Argentina is highly-inflationary at October 31, 2014. However, the staff noted that an annual projection of the reported inflation during the first seven months of 2014 as per the New CPI would be higher than projections using the CPI….The staff would expect registrants to monitor the New CPI inflation data during the remainder of 2014 and consider the level of inflation, in combination with other pertinent factors and data points, in determining whether Argentina should be considered a highly-inflationary economy.”

While there may be differences in the definition of a hyperinflationary environment between IFRS and US GAAP, the Company believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks.

While the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No. 664/03 continues to be in force at the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities – including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

Management of the Company believes that the periodic assessment of the macroeconomic environment in Argentina and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, because of the significant impact that such restatement might have on their financial position and results of operations, including the Telecom Group.

Management of the Company will continue monitoring the evolution of inflation in Argentina in order to comply with the provisions of IAS 29, with special consideration of: i) local regulatory pronouncements - which forbid the acceptance of filings containing restated financial statements as stated by the Decree No. 664/03 and complementary standards - and ii) international regulatory pronouncements.

Note 2 - Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

Until the issuance of the Law No. 27,078 (“Ley Argentina Digital” or “LAD”, see o) below), the provision of telecommunication services was regulated by the SC and supervised by the CNC. The CNC was in charge of general oversight and supervision of telecommunications services. The SC had the power to develop, suggest and implement policies which were applicable to telecommunications services; to ensure that these policies were applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The LAD was published in the Official Bulletin on December 19, 2014, and has been in force ever since its publication.

The new Law incorporates major amendments to the regulatory framework ruling the provision of telecommunication services in Argentina and establishing the creation of the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency in the scope of the National Executive Power which shall act as the Regulatory Authority of the LAD.

The said Authority shall be the continuation, for all purposes, of the SC and the CNC being its functions the regulation, control, supervision and verification concerning the Tecnologías de la Información y las Comunicaciones (“ICT”) in general, of the telecommunications in particular, of the postal service and all those matters integrated to its field in accordance to the text of the LAD and the applicable regulations and the policies set by the National Government. In addition, Article 87 of the Law establishes the transfer, under the scope of competence of the Regulatory Authority, of the SC, of the CNC, of Argentina Soluciones Satelitales S.A. (ARSAT), of the Correo Oficial de la República Argentina S.A. (“CORASA”) and of the national plan “Argentina Conectada”.

As of the date of issuance of these consolidated financial statements, the AFTIC has not been constituted.

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

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force in all that is not opposed to the LAD for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation. Also, the LAD states that Law No. 19,798 (“Ley Nacional de Telecomunicaciones” passed in 1972) and its amendments shall only prevail in respect of those regulations not opposing its provisions.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos S.A. is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2014

As of December 31, 2014, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

As of December 31, 2014, the Company’s subsidiaries have been granted the following licenses:

•                  Personal has been granted non-exclusive, non-expiring licenses to provide mobile telecommunication services (STM) in the northern region of Argentina, data transmission and VAS throughout the country, mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, PCS services throughout the country and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014, Personal has been granted a 15-year licenses for the use of the frequencies resulting from the Public Auction; and

•                  Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

Spectrum

•                                          Decree No. 671/14

Decree No. 671, published in the Official Bulletin on May 14, 2014, superseded Sections 2nd and 3rd of Decree No. 2,426 issued on December 13, 2012, which provided that the remaining spectrum in 850 MHz and in 1,900 MHz be assigned to the state-owned operator ARSAT. Such remaining spectrum had been subject to a public auction called by SC Resolution No. 57/11, which later became ineffective for reasons of opportunity, merit and convenience.

The above mentioned Decree also readjusts the previous assignments of the new spectrum bands, instructing the SC to implement the applicable measures to assign 108 MHz of the bands contained between 698-806 MHz, as well as 120 MHz between the 1,710-1,770 and 2,110-2,170 MHz bands “exclusively to the Land Mobile Service”.

In addition, the above mentioned Decree instructs the SC to call a public auction for this new spectrum, plus the remaining spectrum in the 850 and 1,900 MHz bands mentioned above (band 1,900: 30 MHz in the North Area and AMBA; 35 MHz in the South Area, and band 850: 7.5 MHz in AMBA).

•                                          SC Resolution No. 17/14

SC Resolution No. 17, published in the Official Bulletin on May 16, 2014, assigns 120 MHz of the 1,710-1,770 MHz and 2,110-2,170 MHz bands to the Land Mobile Service, leaving previous assignments without effect.

In addition, SC Resolution No. 17 ratifies the suspension to make new assignments of frequencies in the band segments next to those, from 1,770-850 MHz and from 2,170-2,200 MHz, as it had been in effect since 2001.

The above mentioned Resolution also states that systems which are currently operated by other operators in the newly assigned bands must migrate within a two year period. For such purpose those operators must contact the applicable Regulatory Authority, within 60 days from the publication of such Resolution, to coordinate their systems’ migration.

•                                          SC Resolution No. 18/14

SC Resolution No. 18, published in the Official Bulletin on May 19, 2014, assigns 108 MHz of the 698 to 806 MHz band to the Land Mobile Service, leaving previous assignments (broadcasting and fixed systems) without effect.

In addition, this Resolution, as well as SC Resolution No. 17/14 referred to above, provides that systems which are currently operated by other operators in the above mentioned band must migrate within a two year period, for which purpose they must contact the applicable Regulatory Authority, within 60 days of the publication of this Resolution, to coordinate their systems’ migration.

•                                        SC Resolution No. 37/14

SC Resolution No. 37, published in the Official Bulletin on July 7, 2014, approved the General Regulations for the Advanced Mobile Communications Service (SCMA), which defines such service as: “telecommunications wireless service which, by the use of digital access technology, supports low and high user’s mobility, high rates of data transfer, interoperability with other fixed and mobile networks, with capacity for international roaming and oriented to the switch of packages that allow the use of a broad range of applications, including those based on multimedia content”.

The SCMA shall be provided by using the 698 to 806 MHz band (108 MHz) and the 1,710 to 1,770 MHz and 2,110 to 2,170 MHz bands (120 MHz). A 60 MHz maximum spectrum cap for each provider is set forth and all the national territory is considered as a sole Area of Use of this service.

The network technology and architecture shall be freely chosen by each provider. However, certain minimum parameters are set forth, such as supporting bandwidth channels of 10, 15 and 20 MHz, and reaching theoretical high peak speeds of 100 and 50 Mbps, for the descending and ascending connections respectively, for a 20 MHz channel and support high spectral efficiencies (5 and 2.5 bps/MHz, respectively, for each direction of transmission). It also sets forth minimum speeds of 14Mbps for the descending connections and 6Mbps for the ascending connections.

The SCMA shall be subject to the rules set forth in these resolutions, the List of Conditions issued for the frequency bands auctions to be used for the provision of this service and the regulations to be approved to such effect.

•                                          SC Resolution No. 38/14

SC Resolution No. 38, published on the Official Bulletin on July 7, 2014, stated: (i) to call a public auction process for the awarding of the remaining frequencies of the Personal Communications Service (PCS), of the Mobile Cellular Radiocommunications Service (SRMC), as well as those of the new spectrum for the Advanced Mobile Communications Service (SCMA) recently created (the “Auction process”) and (ii) to approve the Bidding Terms and Conditions for simultaneously bidding the aggregate of the remaining spectrum in the 850 and 1,900 MHz bands, and the 698 to 806 MHz bands, plus 90 MHz of the 1,710/1,770 – 2,110/2,170 MHz bands for the SCMA service (remaining out of the auction and available for further use, 30 MHz corresponding to the 1,755-1,770 sub-band and 2,155-2,170 sub-band), respecting the corresponding spectrum caps (50 MHz for SRCM + PCS and 60 MHz for SCMA).

The above mentioned Terms and Conditions set forth the general principles and conditions of the auction, the applicable rules, the auction timetable, the Terms and Conditions purchase price ($200,000 pesos), the economic capacity (Equity of $1,500) and conditions of the offerors (they shall be telecommunications licensees), the economic-financial and technical documentation to be submitted for the prequalification, the coverage compliance obligations of the successful bidders, the base values of the frequency bands to be auctioned, and the procedures and formalities of the public auction.

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots:

•        The first one, to be auctioned exclusively among entering operators who shall qualify for the public auction, shall be comprised of 20 MHz in the 1,900 MHz band for each of the three Regions, plus 20 MHz in the 700 MHz band and other 20 MHz in the 1,700/2,100 MHz band.

•        Another six lots comprised by spectrum segments in the 850 and 1,900 MHz bands, which would allow Personal and to the mobile operator Claro, to complete their respective spectrum caps –taking into account that Movistar has already reached its cap- in each of the Regions of operation of the SRMC and PCS services: Personal could acquire up to 5 MHz in the North Area, up to 7.5 MHz in the AMBA and up to 10 MHz in the South Area, while Claro could acquire up to 5 MHz in the North Area, up to 10 MHz in AMBA and up to 5 MHz in the South Area.

•        And three final lots, comprised, each one, by combinations of segments of 20 or 30 MHz of new spectrum in the 700 and 1,700/2,100 MHz. bands (creating two lots of 50 MHz and the last one of 40 MHz, respectively).

The MHz base price for the bandwidth to be auctioned was fixed in U.S. dollars, as detailed below:

BAND	MHZ BASE PRICE
(in US$ millions)
SCMA (700 MHz)	9.87
SCMA (1.7/2.1 GHz)	9.44
SRMC	6.00
PCS Area I	1.00
PCS Area II	4.40
PCS Area III	0.60

The selection procedure for the best economic offer shall consist of an auction of each of the Lots (“The Public Auction”).

The authorizations for the use of the frequencies subject to the public auction are granted for a fifteen (15) year period starting on the date on which the administrative act of choosing a bidder is notified.  Once such period ends, the SC may extend it if expressly required by the successful bidder (which extension shall be subject to the price and conditions to be determined by the SC).

The Terms and Conditions provided for certain coverage obligations to be reached within a five year period (locations of up to 500 inhabitants in the whole country and almost all the corridors of relevant federal and provincial roads, setting forth various intermediate stages for complying with such unfolding). It also imposes certain obligations of domestic roaming (which are not taken into account for the calculation of the coverage obligations) and of sharing of passive infrastructure with the Incoming Operators (in up to 50% of the sites that the latter’s must unfold). In addition, as consideration for the acquisition of even only one of the six lots corresponding to the SCRM or PCS services, the current mobile operators must guarantee that all their sites provide mobile Internet of at least 1Mbps (descending), at the end of the fifth year.

On July 24, 2014, Personal acquired the Public Auction’s Terms and Conditions, and on August 28, 2014 and September 4, 2014, made some filings before the SC making inquiries and requesting clarifications on some of the provisions set forth in the Terms and Conditions. The Terms and Conditions were also acquired by Telefónica Móviles, AMX Argentina S.A. (“Claro”), Nextel S.A., Cablevisión S.A. and Arlink S.A., who also made several inquiries.

SC Resolution No. 62/14 issued on September 10, 2014 and published in the Official Bulletin on September 11, 2014, approved Amending Circular No.1 of the Terms and Conditions (and its Exhibit), pursuant to which the SC responded to inquiries made by the acquirers of the Terms and Conditions and amended some of the provisions included in it.

In addition, SC Resolution No. 64/14 issued on September 16, 2014 created a Prequalification Commission, consisting of CNC and SC representatives, which was in charge of issuing the prequalification reports regarding the offerors and any challenges that may arise.

On September 18, 2014, Personal submitted the “prequalification and background envelope” in order to participate in the Public Auction, and the Prequalification Commission requested and received from the CNDC a report which concludes that the possible assignment of frequencies to the four companies that participated in the Public Auction (Personal, Telefónica Móviles, Arlink and Claro) “would not constitute a situation that may adversely affect free competition in the current circumstances of the mobile telecommunications market, and that it does not have questions or exceptions to be made thereon”.

On the basis of the above referred CNDC report and the Commission of Prequalification report, the SC issued Resolution No. 65/14, pursuant to which Personal, Telefónica Móviles, Arlink and Claro were prequalified to participate in the Public Auction.

On October 31, 2014 the Public Auction took place and Personal presented several economic offers, which resulted winners for the following Lots:

1)                  For the SRM service, in Lot No. 2 (Band: 830.25-834 / 875.25-879);

2)                  For the PCS service, in Lot No. 5 (Band: 1,890-1,892.5 / 1,970-1,972.5) and in Lot No. 6 (Band: 1,862.5-1,867.5 / 1,942.5-1,947.5); and

3)                  For the SCMA service, in Lot No. 8 (Band: 1,730-1,745 / 2,130-2,145 and Band: 713-723 / 768-778).

For the acquisition of these Frequency Bands, Personal has committed an amount equivalent to US$ 658 million (currency of offer) in the Public Auction and its economic offer for the Lot No. 8 resulted the highest one offered in the Public Auction. In accordance to Article 48 of the Terms and Conditions, within the 20 days following the Public Auction, the SC would issue the act of awarding of the Frequency Bands to the winning companies.

Through SC Resolution No. 79/2014 the SCMA service was awarded to Personal, while SC Resolutions No. 80/2014, 81/2014, 82/2014 and 83/2014, that were published in the Official Bulletin of Argentina on November 27, 2014, provided that the following frequency bands were awarded to Personal:

SC Resolution	Lot No.		Frequency Band	Exploitation area/ (Service)	Amount paid (in millions of US$)	Capitalized cost of acquisition (in millions of $)
80/14	5	PCS	1890-1892.5 Mhz and 1970-1972.5 Mhz	Northern (3G)	5.0	43
81/14	2	SRMC	830.25-834 Mhz and 875.25-879 Mhz	AMBA (3G)	45.0	387
82/14	6	PCS	1862.5-1867.5 Mhz and 1942.5-1947.5 Mhz	Southern (3G)	6.0	51
83/14	8	SCMA	1730-1745 Mhz and 2130-2145 Mhz	Country (4G) partial awarding	354.7	3,049
					410.7	(*) 3,530

(*) Includes $18 corresponding to the tax on debits to bank accounts that were capitalized in the cost of the licenses.

On December 17, 2014, Personal paid the awarded Frequency Bands. In the case of Lot No. 8, the payment was made on account of the single and total price offered for this Lot which amounted to US$ 602 million. Personal has requested to complete the assignment of the Frequency Bands for the SCMA services in Lot No. 8, which was partially awarded through SC Resolution No. 83/2014, and has reserved the applicable rights.

The acquisition of the rights of use of these Frequency Bands was recorded as Intangible Assets amounting to $3,530 and will be amortized as described in Note 3.i) – 3G/4G licenses.

The full awarding of Lot No. 8 becomes essential for the compliance of the commitments foreseen in the Auction Terms and Conditions. Once the awarding takes place (which will enable to access to the SCMA frequency band 713-723/768-778), Personal shall pay the equivalent to US$ 247.3 million (outstanding balance of the auction amount), and set a compliance guarantee for an amount equal to 15% of such amount.

The Auction Terms and Conditions established strict coverage and network deployment obligations, which will require significant investments on the part of Personal (additional information is provided in Note 18.e).

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

•                  a sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•                  a reduction of Nortel’s interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51% of its voting right capital, in either case without prior approval of the Regulatory Bodies (as of December 31, 2014, all Nortel’s ordinary shares belong to Sofora. Additional information in Note 27);

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

STM, SRMC and PCS Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

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

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

•                  repeated or persistent failure of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/2013 ;

•                  repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

•                  repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

•                  assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without prior authorization from the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  repeated interruptions of the services;

•                  any voluntary insolvency proceedings or bankruptcy of Núcleo;

•                  non-compliance with certain service obligations.

(d) Decree No. 764/00

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force in all that is not opposed to the LAD for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation.

When issued, Decree No. 764/00 substantially modified three regulations:

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

•                  Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audio text, collect calling and the implementation of number portability.

•                  Universal Service Regulation (“RGSU”)

Decree No. 764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the SU liability which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

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

SU Regulation stated by Decree No. 558/08

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

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

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

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband service to state-run educational institutions and public libraries, respectively, and would be implemented through the use of the FFSU resources. As of the date of issuance of these consolidated financial statements, the first auction of the “Internet for educational institutions” program has been conducted and the bidding of the “Internet for public libraries” program is being developed. Telecom Argentina was awarded and is finishing the last project facilities which will reach 1,540 schools involved and a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of issuance of these consolidated financial statements, the auction is pending of definition.

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

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,742 (unaudited). This receivable has not yet been recorded as of December 31, 2014 since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting approximately to $1,496 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

Telecom Argentina was notified of SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “, respectively, did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore they cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

The Company’s Management, with the advice of its legal counsels, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $633 and are included in the credit balance mentioned in the third paragraph.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. The Company has filed a recourse refusing the CNC’s request on the grounds that various appeals against SC Resolutions are still pending. However, at the date of issuance of these consolidated financial statements it cannot be assured that these issues will be favorably resolved at the administrative stage.

On March 19, 2014 the CNC notified Telecom Argentina of a claim in connection with an alleged breach of Resolution No. 2,516/13 (and its amendment Resolution No. 3,998/13) stating that Telecom Argentina had omitted to submit the SU calculations corresponding to the period January 2001 - June 2007 and ordering Telecom Argentina to submit such calculations and, if applicable, to make the corresponding penalty payments.

As of the date of issuance of these consolidated financial statements, Telecom Argentina has filed its complaint against this imputation disclosing the defense arguments supporting its right and for which corresponds to the CNC rescind the accusation extended to Telecom Argentina in relation to the mentioned regulation.

In Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

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

On April 9, 2014 Personal filed, pursuant to the SC’s request, a new adaptation of the Project filed in connection with Resolution No. 9/11. This new filing consists only of additional detailed information about the Project’s scope. As of the date of issuance of these consolidated financial statements, the Project is pending of approval.

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

Personal has filed an administrative resource against SC Resolution No. 50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

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

Amendments of the LAD to the SU Regulation

The LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions the LAD establishes the creation of a new FFSU and the fact that the investment contributions corresponding to the SU programs be managed through said fund, whose assets shall belong to the National Government.

The licensees of ICT Services shall be obliged to make investment contributions to the FFSU equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the Regulatory Authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

The Law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the FFSU of Decree No. 558/08, the resources therein foreseen in section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the FFSU created by the LAD in the conditions determined by the Regulatory Authority.

The SU funds shall be applied by means of specific programs. Its content and the corresponding awarding mechanisms shall be defined by the Regulatory Authority who may entrust the execution of these plans directly to the entities included in article 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

At the date of issuance of these consolidated financial statements, the new SU Fund has not been constituted.

(e) Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

In the normal course of business, telecommunications service providers face the possibility of having incidents in their networks or other assets with different impacts on services provided. The Regulatory Framework that regulates the service provision of Telecom Argentina and Personal provides for the possibility of interruptions in the provision of the service and also contemplates exemptions of responsibility in case of unforeseen circumstances or force majeure. In particular, the List of conditions of the Mobile Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by SC Resolution No. 60/96) provide for a penalty regime taking into account the period of the service interruption and releasing of any sanction for total service provision interruption for no more than 24 hours and for partial service provision interruptions for periods of less than 7 days. The Telecom Group’s companies seek the necessary actions to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has initiated different administrative procedures against Telecom Argentina and Personal related to different network incidents, including some originated by cases of unforeseen circumstances or force majeure, imposing penalties of different amounts for the companies of the Telecom Group.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Telecom Argentina	2½ hours	Fine of approximately $0.6.

06/12/2012	Personal	2½ hours	Fine of approximately $0.6 and $10 argentine pesos of reimbursement to each customer affected, with a penalty of $4,690 argentine pesos for each day of delay in complying with the reimbursement.

03/08/2013	Personal	2 hours	Fine of $6 and $30 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately $2 and $60 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

05/10/2013	Personal	10 hours	Fine of approximately $0.6 and a penalty of $1,407 argentine pesos per day of delay in complying with reporting required by the CNC with respect to the incident.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, exposing their arguments, based on which such procedures should be released. As of the date of issuance of these financial statements, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

(f) SC Resolution No. 1/13

On April 8, 2013, SC Resolution No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, SC Resolution No. 1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of issuance of these financial statements, Personal has appealed SC Resolution No. 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

On January 26, 2015, the CNC notified Personal some observations to the Contingency Plan, also requiring informing the measures chosen to implement the Plan and the status thereof. At the date of issuance of these consolidated financial statements, Personal is analyzing the observations made by the CNC and the amendments to be made to the Contingency Plan timely submitted.

(g) SC Resolution No. 5/13

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

Pursuant to the provisions of CNC Resolution No. 3,797/13, the Company and Personal have completed the submission of the respective “Technical Reports” (detailed technical specifications of the measurement process) and it has as well made their submissions providing the required information pursuant to the provisions of SC Resolution No. 5/13.

On August 14, 2014 the CNC notified the Company and Personal of the audits and technical verifications the Regulatory Authority shall perform on the supply of the services for which the Company and Personal have license which shall be performed following the processes and methods of measurement exhibited in the respective presentations of the “Technical Annual Reports”, and that the activity shall be developed holding as leading principles those set forth in SC Resolution No. 5/13 and CNC Resolution No. 3,797/13. Notwithstanding, the CNC is developing verification tasks of the mobile services by means of tests of calls and data with measuring mobile devices in different locations of the country using procedures different from those defined in the Quality Regulation and publishing the results obtained in the link “quenosecorte.gob.ar”.

Within the scope of said verifications, the CNC has initiated penalty processes against Personal for alleged non-compliances of the CNC Resolution No. 3,797/13. The Management of Personal has solid legal basis timely submitted in the disclaimers for the defense of its rights.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the CNC, the Company and Personal have carried out the corresponding statutory reserves in each of their submissions. In addition, the Company has stated in its different submissions that, due to the special circumstances that beset its tariff structure, it is not applicable to demand the compliance of the steep operative and customer service parameters set forth in SC Resolution No. 5/13.

(h) Regulation of Users of Mobile Communication Services

On September 9, 2013, the SC issued Resolution No. 12/13, establishing a procedure for public participation to express opinions and proposals on the Draft Regulation for Users of Mobile Communication Services (attached as Annex I of such resolution). The draft regulation contemplates, among other matters, the submission and maintenance of all service contracts electronically and on paper and also modifies the way changes in service plan business and marketing are submitted. As part of that process, Personal has submitted comments to the project stating the effects the provisions proposed in the published project, if approved, would have on the Argentine mobile communications industry. As of the date of issuance of these consolidated financial statements, the Regulation has not yet been approved.

(i) Change in the unit of pricing of mobile services and information on the conditions of commercial mobile plans

Resolution No. 26/13 issued on December 17, 2013 changed the billing unit of pricing for calls originating on mobile services and the mechanism for informing the CNC of the conditions of existing commercial plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will consist of a fixed value corresponding to the Initial Communication Block (including up to the first 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

Personal has made the necessary implementations to comply with the new provisions. Also, the CNC has initiated audits designed to verify the compliance of Personal with the implementation of the new pricing method, according to which has initiated some sanctioning processes in which Personal have already filed its defense, providing solid legal arguments as a result of which such accusations should not prevail.

(j) Disclosure of Mobile Communication Services Information

On June 11, 2014, Joint Resolution No. 29 of the SC and No. 81 of the Secretary of Commerce was published in the Official Bulletin, establishing new rules concerning the information that mobile communication services providers must disclose to consumers, regularly and free of charge. The Resolution became effective at the end of July, 2014.

Personal has made the necessary developments in its systems, in accordance with the timetable submitted to the CNC on July 22, 2014. However, the CNC has begun audits for purposes of verifying compliance with such Resolution, initiating a sanctioning procedure in which Personal has filed its response in defense of its rights.

(k) Increase in the Regulator’s Penalty Activities

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

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed as from FY13 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements and such tendency continued during 2014. As a result, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, sanctions and charges received in FY14 vs. FY13 (measured in terms of alleged infringements) increased 74% and 175%, respectively.

In determining the provisions for regulatory charges and sanctions, the Telecom Argentina’s Management, with the assistance of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT ($ 9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2014. If Telecom Argentina and its legal advisors’ arguments do not prosper, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $216 as of December 31, 2014.

(l) “Tax Stability” principle: impact of variations in Social Security contributions

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

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs faced as a result of increases in Social security contribution rates.

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

As of December 31, 2014, the Company has a net receivable of $62 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. As of December 31, 2014, the reserves corresponding to these regulatory duties amounted to $85.

Since December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(m) Tariff structure of the national and international regulated fixed line services

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

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments resulting in the pesification and the freeze of the regulated tariffs.

Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (n) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, the Company has recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the reserves for regulatory matters.

(n) Renegotiation of agreements with the Argentine Government

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

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2015.

Letters of Understanding (“LOU”) with the UNIREN

In May 2004, the Company signed a LOU with the Argentine Government pursuant to which the Company committed not to modify the current rate structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

The Company has fulfilled its commitments under the LOU.

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

The main terms and conditions of the Letter include:

•     The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which would be disclosed when the analysis is completed;

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

Filings of the Company during 2014

On June 18, 2014, the Company made a filing before the SC requesting the adjustment of the SBT lines’ Connection Fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service in charge of the Company, recomposing the Connection Fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to the Company, taking into account that the revenues currently obtained by the Company for the installation of the SBT lines is much lower than the direct costs that the Company incurs to connect new customers.  In addition, the Company requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, and SC Resolution No. 5/13.

On July 23, 2014, the Company made a second filing before the SC pursuant to which it requested, among others: (i) adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, it was also requested that the SBT become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, SC Resolution No.10,059/99 and SC Resolution No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would in the end result in the provision of better services to the Company’s customers.

Following these presentations, on December 19, 2014 the LAD (under Title (VI) “Prices, rates and levies”), established a general rule (Article 48) setting a new legal framework in this matter. At the date of issuance of these consolidated financial statements, Management of the Company is assessing the alternatives provided by the new law.

(o) Additional regulatory framework

•             “Buy Argentine” Act

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

•             Regulation of Virtual Mobile Operators

SC Resolution No. 68/14, published in the Official Bulletin on October 28, 2014, approved the Regulation of Virtual Mobile Operators (in Spanish, “OMV”) and the Basic Requirements for OMV Agreements. Among its provisions, the Resolution states that the Network Mobile Operators (in spanish “OMR”) that have spectrum and infrastructure, shall annually file a reference offer for those interested in providing services as OMV, in which they will set forth the technical and economic conditions, which shall be reasonable and non-discriminatory. The Resolution also provides the modalities and procedures for the provision of such services.

•             “Ley Argentina Digital”

On December 19, 2014 Law No. 27,078 the so-called “Ley Argentina Digital” was published and enforced. The new law declares of public interest the development of the ICT and its associated resources, establishing and guaranteeing the total neutrality of the networks in order to guarantee each user the right to access, use, send, receive and offer any content, application, service or protocol by Internet without any type of restriction, discrimination, distinction, blockage, interference, hindrance o degradation.

Act No 19.798 of Telecommunications (passed in 1972) and its amendments shall only survive in respect of those provisions not opposed to the provisions of the new LAD (among those, e.g., section 39 of Act No 19.798 referred to the exemption of all levies on land use, subsoil and airspace for telecommunication services). The new LAD also repeals Decree No. 764/00 and its amendments, notwithstanding, however, the mentioned decree shall be in force in all that is not opposed to the LAD for the time required by the Regulatory Authority to draw the regulations of Licenses, Interconnection, Universal Service and Spectrum.

Among the most relevant contents in the LAD which amends the regulatory framework in force as regards telecommunications are:

a)                 the recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services;

b)                 the rule on prices and rates establishing that the licensees of ICT services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin;

c)                  the exemptions of taxes, establishing that tax exemptions or reductions, prices and encumbrances of ICT in general and telecommunications in particular may be set on a precarious basis when the nature of certain activities so warrant;

d)                 the amendments as regards Universal Service;

e)                  the asymmetric regulation as universalization tools towards the development of an effective competition.

The new Law sets forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, the corresponding license being processed before the proper authority, and exempts the licensees of public services related with their scope of application of the restrictions imposed by articles 24 paragraph i) and 25 paragraph d) of Act No 26,522, as said regulations prevented public services companies from being licensees of audiovisual communication services.

The law establishes the framework for suppliers entering the audiovisual communication services market setting forth that the Federal Authority of Audiovisual Communication Services shall determine the go-to-market conditions of audiovisual communication services for the suppliers and licensees of ICT. The Law also states a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the licensees of ICT services with significant market power shall not be able to provide audiovisual communication services.

It also sets forth that the ICT service shall be provided throughout the national territory, considered for that end as a unique area of exploitation and supply, and the modification of the interconnection schedule, imposing higher obligations to the operators and more rights to the Argentine State for the regulation in this sense of the wholesale market.

The LAD, in turn, establishes that the SBT holds its status of public service (section 54), and it defines it as the service for the supply of national and international telephone voice service, through the local networks, notwithstanding the technology used for its transportation, provided that it complies with the objective of allowing its users to communicate with one another (section 6 paragraph c)). In addition, in section 90 of Title XI, it establishes that said definition, comprises the senses of the definition established in the Bidding Terms and Conditions for the International Public Bidding process for the Privatization of the Supply of the Telecommunications Service timely approved by Decree No. 62/90.

To the date of issuance of these consolidated financial statements the provisions to be set forth by the Regulatory Authority are still pending. Management of the Company hopes that said provisions shall clarify certain controversial aspects of the new law, so as to be able to complete the evaluation of the operational and economic-financial impact the LAD shall have on the business of the Telecom Group in the following years.

Note 3 – Significant accounting policies

a)             Going concern

The consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

The financial statements of the Company’s foreign subsidiaries (Núcleo, Personal Envíos, Telecom USA and Springville –up to February 2014-) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for each year.

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

d)             Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Micro Sistemas, Telecom USA, Personal Envíos – only as of December 31, 2014, and Springville –up to February 2014-) as of December 31, 2014, 2013 and 2012.

Control exists when the investor (Telecom Argentina) has power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They should be deconsolidated from the date that control ceases.

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

According to the terms and conditions of the offer accepted by Personal, on February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned amount, equivalent to $0.2, generating a gain of $0.4 for the reversal of the amount included in “Currency translation adjustments”.

In accordance with IFRS 5, investment in Springville was classified as “Asset available for sale” as of December 31, 2013. This asset was measured at the lower amount between the booked value and the fair value less costs of sale. The results were presented as discontinued results. Assets, liabilities, operating expenses and cash flows related to Springville are not material in relation to the Telecom Group accounts, and in any case reach the minimum magnitude to be segregated in the statement of financial position, income statement, statement of comprehensive income or statement of cash flow of the Group.

Below are detailed information on the assets, liabilities, net results and cash flows in discontinuation - net of eliminations- related to Springville that were consolidated as of December 31, 2013 and 2012:

Assets and liabilities - discontinued operations

The Statement of Financial Position as of December 31, 2013 includes the following Springville’s assets and liabilities consolidated to such date:

As of December 31, 2013
(in thousands of pesos)
ASSETS
Current Assets
Cash and cash equivalents	3
Other receivables, net	433
Total current assets	436
Impairment of assets available for sale	(250)
TOTAL ASSETS – DISCONTINUED OPERATIONS	186

LIABILITIES
Current Liabilities
Trade payables	143
Other liabilities	57
TOTAL LIABILITIES – DISCONTINUED OPERATIONS	200

Net results - discontinued operations

The Income Statement and the Statement of Comprehensive Income for the years ended December 31, 2013 and 2012, include the following Springville’s results consolidated to such date:

	For the years ended December 31,
	2013	2012
	(in thousands of pesos)
Fees for services	(157)	(162)
Rental and maintenance expenses	(166)	(282)
Taxes	(3)	(19)
Energy, water and others	(29)	(160)
Operating loss	(355)	(623)
Finance income – Exchange differences	38	17
Finance expenses – Exchange differences	(17)	(6)
Loss before income tax expense	(334)	(612)
Income tax expense	(2)	(7)
Net loss – discontinued operations	(336)	(619)
Impairment of assets available for sale	(250)	—
Net loss – discontinued operations	(586)	(619)
Currency translation adjustments (non-taxable)	89	115
Total comprehensive loss – discontinued operations	(497)	(504)

Cash Flows - discontinued operations

The Statement of Cash Flows for the years ended December 31, 2013 and 2012 includes the following Springville’s cash flows consolidated to such date:

	For the years ended December 31,
	2013	2012
	(in thousands of pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash flows used in operating activities	(90)	(523)

NET FOREIGN EXCHANGE DIFFERENCES AND CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	16	89

DECREASE IN CASH AND CASH EQUIVALENTS	(74)	(434)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	77	511
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	77

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

Revenue on construction contracts recognized in the years ended December 31, 2014 and 2013, amounted to $7 and $19, respectively, of which $28, are receivables. The agreement provides finance within 48 months from November 2014, the date when the implementation of the project was effective. No revenue on construction contracts were recorded for year 2012.

Cost on construction contracts recognized in the years ended December 31, 2014 and 2013 amounted to $6 and $16, respectively. No cost on construction contracts were recorded for year 2012.

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

Investments in mutual funds are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income. During 2014 and 2013, Personal acquired mutual funds whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

Investments with maturity in excess of 90 days are recorded at amortized cost.

Debt securities issued by Argentine companies and Government bonds acquired for purposes of collecting contractual cash flows are recorded at amortized cost. During 2014 and 2013 Personal acquired National and Provincial Government bonds (some of which have already matured and have been collected or used for the acquisition of the 3G/4G licenses). These Government bonds measured at amortized cost are denominated in US Dollars and bear an interest in this foreign currency, consequently for purposes of calculating the internal rate of return (IRR), Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date (being the IRR the rate that equates both amounts, which equals to an annual interest rate between 1.76% and 4.28%). The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these bonds are included in Financial expenses as Foreign currency exchange gains or losses.

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

f.2) Financial liabilities

Financial liabilities comprise trade payables (excluding Derivatives), financial debt, salaries and social security payables (see n) below) and certain other liabilities.

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

All derivative financial instruments are measured at fair value in accordance with IFRS 9.

Derivative financial instruments qualify for hedge accounting only when:

a) The hedging relation consists only on hedging instruments and hedged items eligible;

b) Since its inception the hedging relation and the purpose and risk management strategy, are formally designated and documented;

c) the hedge is expected to fulfill the efficacy requirements mentioned in Note 20.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability, a firm commitment or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI shall be reclassified to the carrying amount of such asset or liability.

If hedge accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

For additional information about derivatives operations during 2014 and 2013, see Note 20.

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

• 3G/4G licenses

As described in Note 2.b, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014. In accordance with Article 12 of the Auction Terms and Conditions they were granted for a period of 15 years as from the date of awarding notification (November 27, 2014). After this deadline, the Regulatory Authority may extend the term at Personal´s request. The extension of the term, the related cost and conditions shall be defined by the Regulatory Authority.

Consequently, the Company’s management has concluded that the 3G and 4G licenses have a finite useful life and therefore are amortized under the straight-line method over 180 months.

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

As of December 31, 2013 the Telecom Group hold finance leases which represented current commercial liabilities in the amount of $28 and non-current commercial liabilities of $1.

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

k)             Impairment of intangible assets and PP&E

At least annually, the Company assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount. In that event, a loss shall be recognized in the statement of income.

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

Intangible assets with an indefinite useful life (including intangible assets under development or not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company as of December 31, 2014 and 2013 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the years presented, the Company estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those referred to in the following paragraphs.

During 2014, Telecom Argentina and Personal have assessed the recoverable value of certain work in progress recorded in PP&E. As a result of such assessment, Telecom Argentina recorded an impairment loss for a total amount of $61 (equivalent to the carrying value of these assets) and a partial reversal (amounting to $36) of the impairment loss recorded in 2013 related to certain projects entered into Telecom Argentina and the private sector. The amount of this impairment loss will be re-assessed periodically.

These net effects of the impairments are included in operating expenses under the item line “Impairment of PP&E”.

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

The net periodic pension costs are recognized in the income statement, segregating the financial component, as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2014	2013	2012
Discount rate (1)	7.0% - 8.5%	8.0% - 10.8%	4.1% – 13.1%
Projected increase rate in compensation (2)	13.0% - 28.2%	15.0% - 25.0%	15.0% – 25.2%

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

•                  Deferred income for CONATEL’s government grants

During 2010 and 2011, the CONATEL awarded to Núcleo public tenders for the expansion of the network infrastructure that provides a platform for access to mobile services and basic services in social interest areas in Paraguay.

Government grants are recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either in the statement of financial position as deferred income or as a reduction of the carrying amount of related asset. The Company elected the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets were recognized at the cost incurred by Núcleo in the construction of the engaged infrastructure and the government grant was accounted for as deferred income and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

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

The principal taxes that represent an expense for the Company are the following:

• Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the year comprises current and deferred tax.

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

Income Tax effects related to equity interests

Law No. 26,893 and Decree N 2,334/13 have incorporated amendments to the Income Tax in connection with, among others, the taxation of results derived from transfers of shares and dividend distributions.

•                  Results derived from transfers of shares

The effective tax rate applicable for individuals is 15% (for local companies the applicable rate is 35%). Negative results arising from such operations will have the character of specific and can only be offset against future earnings from operations of the same nature.

However, results from the transfer of such securities are exempt from such income tax when they are listed on stock exchange markets authorized by the CNV (as in the case of Telecom Argentina’s shares) and the gains are realized by individuals or undivided estates residents in Argentina.

When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

•                  Dividend distributions

Dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—, by companies and other entities incorporated in Argentina are subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continue to be not subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” (such as, for instance, distributions made from Telecom Argentina to Nortel and those from Personal to Telecom Argentina and Nortel) and regardless of, if applicable, the so called “Equalization Tax”.

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

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2014, 2013 and 2012.

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.4%, 5.3% and 4.7% for the years ended December 31, 2014, 2013 and 2012, respectively.

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

•                  other financial results.

s)               Treasury Shares Acquisition

In connection with the Treasury Shares Acquisition Process described in Note 19 d) to these consolidated financial statements, the Company has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by the Company must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

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

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement item / area	Accounting estimates
Revenues	Revenue recognition is influenced by: • the expected duration of the relationship with the customer for deferred revenues regarding upfront connection fees; • the estimation of traffic measures.

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

For the years presented the Company estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note amounting to $100 as of December 31, 2014. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Although no indicators of impairment are verified the Company’s Management, prudentially, has assessed the recoverability of PP&E and intangible assets for Telecom Argentina assuming different scenarios of probability some of which contemplates rate adjustments for regulated services. Considering these assumptions, the Company’s Management believes that its fixed assets are recoverable.

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

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 13.8%.

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

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables and payables is an annual rate in pesos ranging between 20% and 35% for year 2014 and an annual rate in pesos ranging between 20% and 32% for year 2013. Additionally, an annual U.S. dollars rate ranging between 8% and 13% was used for discounting long term receivables denominated in U.S. dollars during 2014 and an annual U.S. dollars rate of approximately 8% was used during 2013. Discount rates in Guaranies for loans were 9.3% in both years and for accounts receivables was 9.8% in 2014.

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

These amendments are effective for annual periods beginning on or after July 1, 2014, retrospectively. Early application is permitted. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Group.

Annual Improvements to IFRSs (2010-2012 Cycle)

In December 2013 the IASB published the Annual Improvements to IFRSs (2010-2012 Cycle), which introduced amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. These amendments address clarifications that the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However, the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Group.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Annual Improvements to IFRSs (2011-2013 Cycle)

In December 2013 the IASB published the Annual Improvements to IFRSs (2011-2013 Cycle), which introduced amendments to IFRS 3, IFRS 13 and IAS 40. These amendments address clarifications the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Group.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Amendments to IAS 16 and 38 (Clarification of Acceptable Methods of Depreciation and Amortization)

In May 2014 the IASB published the modifications to IAS 16 (PP&E) and IAS 38 (Intangible Assets).

Both IAS 16 and IAS 38 establish the principle by which the method of depreciation and amortization should be based on the pattern of consumption of the future economic benefits of the asset.

With these amendments, the IASB establishes that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate.

These amendments are effective for annual periods beginning on or after January 1, 2016. Early application is permitted. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Group.

IFRS 15 (Revenue from Contracts with Customers)

In May 2014 the IASB issued IFRS 15. This IFRS applies to all revenue contracts (except for contracts that are within the scope of IAS 17, leases, IFRS 4, Insurance Contracts and NIIF 9, Financial Instruments). IFRS 15 provides a single model for the recognition and measurement of revenues and replaces IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31. It also establishes additional disclosure requirements and a 5-step model for revenue recognition, being the identified steps:

1)             Identify the contract(s) with a customer;

2)             Identify the performance obligations in the contract;

3)             Determine the transaction price;

4)             Allocate the transaction price to the performance obligations in the contract; and

5)             Recognize revenue when (or as) the entity satisfies a performance obligation.

The allocation of the transaction price among different performance obligations required by IFRS 15 is one of the main issues that telecommunications companies have to assess, mainly because of the great variety of plans they offer to their customers by combining services and equipments. Another relevant issue to the telecommunications industry is the capitalization of incremental costs of obtaining a contract if the entity estimates that they will be recovered.

The Company has undertaken a project to analyze the impacts of the implementation of IFRS 15. As a preliminary conclusion, we expect no material impacts in relation to revenue recognition, because the Company sells services separately from the sale of equipment and, in the last fiscal years, the equipments are substantially sold to the different subscribers categories with a profit margin. However, there are technical interpretations that consider that even under these conditions, the Company should allocate the transaction price to each performance obligation “on a relative stand-alone selling price basis”.

With regards to handset subsidies occasionally granted by the Company to new postpaid subscribers, Management believes that the capitalization of such cost may be discontinued under IFRS 15 in light of the interpretations of the new standard. On the other hand, Management believes that commissions paid for the acquisition of postpaid and “Cuentas Claras” customers in the Mobile Segment and broadband customers in the Fixed Segment will continue to be capitalized under IFRS 15, because these costs are necessary to obtain new contracts with customers and meet the conditions for capitalization under the new standard. These preliminary conclusions are subject to finalizing the detailed analysis undertaken by the Company, which is expected for FY15.

IFRS 15 is effective from annual periods beginning on January 1, 2017. Earlier application is permitted.

Amendments to IFRS 9 “Financial Instruments”

In July 2014, the IASB amended IFRS 9 “Financial Instruments”. The amendments incorporate: 1) a new classification of financial assets (valued at fair value through other comprehensive income); and 2) includes requirements related to the recognition of expected credit losses of financial assets at initial measurement if losses are expected, being no longer necessary for a credit event to have occurred before credit losses are recognized.

These amendments are effective for annual periods beginning on or after January 1, 2018. The Company is analyzing the possible impacts of the application of these amendments.

Amendments to IAS 27 (Equity Method)

In August 2014 the IASB issued amendments to IAS 27.

These amendments allow companies to use the equity method, in addition to cost or fair value, to value its investments in subsidiaries, joint ventures and associates in their Separate Financial Statements.

The amendments are effective for fiscal years beginning on or after January 1, 2016. Earlier application is permitted. The Company uses the equity method as required by RT 26 for the preparation of its Separate Financial Statements, so the application of this amendment is not expected to have an impact on the Company’s statements of financial position, results of operations or cash flows.

Annual Improvements to IFRSs (2012-2014 Cycle)

In September 2014 the IASB published the Annual Improvements to IFRSs (Cycle 2012-2014), which introduced amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

Among the main changes identified we can mention the following: i) The purpose of the changes in IFRS 5 is related to changes in methods of disposal of assets; ii) The amendment to IFRS 7 relates to disclosure requirements related to offsetting financial assets and financial liabilities in interim financial statements; iii) IFRS 7 also clarifies the disclosures requirements in case of continuing involvement; and iv) Finally, the amendment to IAS 34 makes clarifications regarding the use of cross-references to other interim financial reports.

The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently analyzing the impact that the implementation of these changes could have on the statements of financial position, results of operations or cash flows of the Group.

Amendments to IAS 1 (Disclosure Initiative)

In December 2014, the IASB issued amendments to IAS 1.

These amendments provide explanations regarding the information presented in the financial statements. Among other issues, the amendments clarify that an entity shall not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.  It is also clarified that immaterial matters must not be reported even though these matters are required by other standards, and that companies should disclose relevant information although it is not required by any IFRS. Additionally, the amendments make a clarification relative to the disaggregation of information and subtotals disclosed. Finally, new options of systematic ordering or grouping of notes in the financial statements are set.

The amendments are effective for fiscal years beginning on or after January 1, 2016. Earlier application is permitted. The Company is currently analyzing the impact that the implementation of these amendments could have on the statements of financial position, results of operations or cash flows of the Group.

Note 4 – Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)             Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
	2014	2013
Cash and cash equivalents
Cash	14	12
Banks	370	336
Time deposits	1	3,949
Mutual funds	440	927
Total cash and cash equivalents	825	5,224

	As of December 31,
Investments	2014	2013
Current investments
Argentine companies notes	28	86
Provincial government bonds	24	35
Government bonds	1	2
Total current investments	53	123
Non-current investments
Government bonds	257	219
Provincial government bonds	43	13
Argentine companies notes	—	10
2003 Telecommunications Fund	1	1
Total non-current investments	301	243

b)             Additional information on the consolidated statements of cash flows

The Company applies the indirect method to conciliate the net income for the year with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts (in the consolidated statements of financial position, bank overdrafts are included in current financial debt).

	As of December 31,
	2014	2013	2012
Cash and cash equivalents	825	5,224	3,160
Bank overdrafts (Personal – Note 12)	(141)	—	—
Total cash and cash equivalents at year-end	684	5,224	3,160

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Years ended December 31,
	2014	2013	2012
Collections
Collections from customers	34,367	28,375	22,902
Interests from customers	160	124	90
Interests from time deposits	400	584	310
CPP collections	668	690	623
NDF	84	13	4
Subtotal	35,679	29,786	23,929
Payments
For the acquisition of goods and services and other	(8,827)	(6,788)	(5,812)
For the acquisition of inventories	(4,167)	(3,166)	(2,326)
Salaries and social security payables and severance payments	(5,136)	(3,972)	(3,187)
NDF	(53)	—	(1)
CPP payments	(1,616)	(1,315)	(1,130)
Income taxes	(2,277)	(1,609)	(1,647)
Other taxes and taxes and fees with the Regulatory Authority	(7,074)	(5,617)	(4,671)
Foreign currency exchange differences related to the payments to suppliers	(808)	(338)	(126)
Inventory suppliers	(343)	(169)	(79)
PP&E suppliers	(311)	(106)	(28)
Other suppliers	(154)	(63)	(19)
Subtotal	(29,958)	(22,805)	(18,900)
Net cash flow provided by operating activities	5,721	6,981	5,029

•      Changes in assets/liabilities components:

	Years ended December 31,
	2014	2013	2012
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	349	(89)	—
Trade receivables	(1,646)	(1,065)	(654)
Other receivables	(158)	(329)	(163)
Inventories	(50)	(251)	(108)
	(1,505)	(1,734)	(925)
Net (decrease) increase in liabilities
Trade payables	(408)	1,411	169
Deferred revenues	78	178	90
Salaries and social security payables	261	50	8
Other taxes payables	195	67	84
Other liabilities	30	27	(35)
Provisions (Note 17)	(119)	(97)	(121)
	37	1,636	195

Income tax paid consists of the following:

	Years ended December 31,
	2014	2013	2012
Tax returns and payments in advance	(2,079)	(1,460)	(1,557)
Other payments	(198)	(149)	(90)
Total payments of income tax	(2,277)	(1,609)	(1,647)

•      Main non-cash operating transactions:

	Years ended December 31,
	2014	2013	2012
Government Bonds used to the acquisition of 3G/4G Licenses	439	—	—
Income tax withholding for dividends paid	22	44	—
Compensation of tax on personal property – on behalf of Shareholders	10	8	—
VAT offset with income tax payments	—	8	23
Compensation Fund contribution reclassified between:
Provisions and other receivables and salaries and social security contributions	—	—	39
Provisions and other liabilities	—	—	27
SAC acquisitions offset with trade receivables	362	239	161

•      Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2014	2013	2012
CAPEX (Note 8)	(4,304)	(3,964)	(2,415)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(590)	(363)	(159)
Subtotal	(4,894)	(4,327)	(2,574)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,551)	(829)	(1,223)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,511	1,766	1,309
Assets retirement obligations	7	21	8
Mobile handsets lent to customers at no cost (i)	32	17	15
	(4,895)	(3,352)	(2,465)

(i)            Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2014	2013	2012
3G/4G Licenses acquisitions (Note 9)	(3,530)	—	—
Less:
Acquisition with Government bonds	439	—	—
	(3,091)	—	—

	Years ended December 31,
	2014	2013	2012
Other intangible assets acquisitions (Note 9)	(1,123)	(887)	(842)
Plus:
Payments of trade payables originated in prior years acquisitions	(103)	(81)	(92)
SAC acquisition offset with trade receivables	(362)	(239)	(161)
Less:
Acquisition of intangible assets through incurrence of trade payables	470	361	234
	(1,118)	(846)	(861)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2014	2013	2012
Investments over 90 days maturity	10	657	(540)
Argentine companies notes acquisition	(16)	(3)	(90)
Government bonds acquisition	(1,201)	(305)	—
Argentine companies notes collection	112	—	—
Government bonds collection	756	1	—
Loan to Nortel	—	6	(2)
	(339)	356	(632)

•      Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2014	2013	2012
Debt proceeds – Núcleo	—	208	47
Total financial debt proceeds	—	208	47
Payment of bank loans – Núcleo	(12)	(157)	(63)
Total payment of debt	(12)	(157)	(63)
Bank overdrafts - Personal	(3)	—	—
Payment of interest on bank loans – Núcleo	(26)	(16)	(13)
Total payment of interest	(29)	(16)	(13)
Acquisition of Treasury Shares (Telecom Argentina) – Note 19.d)	—	(461)	—

Cash dividends from Telecom Argentina

•                  Fiscal year 2014

During 1Q14 the Company paid $44 related to withholdings on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its shareholders in the amount of $27.

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601 between the outstanding shares. The first installment was made available to shareholders on June 10, 2014 and the second installment was made available to shareholders on September 22, 2014. The amounts paid include: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 (on each installment) and (ii) tax on personal property – on behalf of shareholders withholdings in the amount of $10 (only in the first installment).

•                  Fiscal year 2013

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

•                  Fiscal year 2012

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 argentine pesos per share), which was paid on May 10, 2012.

Núcleo’s Dividends Distribution

•                  Fiscal year 2014

The Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160, delegating in Nucleo’s Board of Directors the authority to determine the number of installments, the amount and time for the payments of these cash dividends.

On May 5, 2014 Nucleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
May 2014	54	26	80
October 2014	54	26	80
Total (*)	108	52	160

(*) Correspond to 90,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

•                  Fiscal year 2013

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
May 2013	34	16	50
October 2013	34	17	51
Total (**)	68	33	101

(**) Correspond to 80,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

•                 Fiscal year 2012

The Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012 approved the following cash dividends distribution to its shareholders:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
April 2012	27	13	40
October 2012	20	10	30
Total (***)	47	23	70

(***) Correspond to 70,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

Note 5 – Trade receivables

Trade receivables consist of the following:

	As of December 31,
	2014	2013
Current trade receivables
Fixed services	1,220	950
Personal mobile services	3,076	2,170
Núcleo mobile services	120	105
Subtotal	4,416	3,225
Allowance for doubtful accounts	(292)	(239)
	4,124	2,986
Non-current trade receivables
Fixed services	22	19
Personal mobile services	88	—
Núcleo mobile services	33	2
	143	21
Total trade receivables, net	4,267	3,007

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2014	2013
Current allowance for doubtful accounts
At the beginning of the fiscal year	(239)	(202)
Additions –Bad debt expenses	(421)	(283)
Uses	370	249
Currency translation adjustments	(2)	(3)
At the end of the year	(292)	(239)

Note 6 – Other receivables

Other receivables consist of the following:

	As of December 31,
	2014	2013
Current other receivables
Prepaid expenses	331	276
Tax credits	108	38
Prepaid expenses related parties (Note 27.b)	52	76
Expenditure reimbursement	40	91
Restricted funds	21	26
Tax on personal property	12	12
Receivables for return of handsets under warranty	8	9
Guarantee deposits	5	5
Non deliverable forward (Note 20)	—	42
Receivables for suppliers indemnities	6	6
Other	110	83
Subtotal	693	664
Allowance for doubtful accounts	(23)	(18)
	670	646
Non-current other receivables
Prepaid expenses	101	100
Prepaid expenses related parties (Note 27.b)	36	88
Credit on SC Resolution No. 41/07 and IDC (Note 2.l and m)	85	85
Restricted funds	28	37
Tax on personal property	18	17
Tax credits	9	3
Guarantee deposits	8	4
Satellite TV service receivables - Núcleo	7	—
Other	11	10
Subtotal	303	344
Allowance for regulatory matters (Note 2 l. and m)	(85)	(85)
Allowance for doubtful accounts (tax on personal property)	(18)	(17)
	200	242
Total other receivables	870	888

Movements in the allowances are as follows:

	Years ended December 31,
	2014	2013
Current allowance for doubtful accounts
At the beginning of the year	(18)	(15)
Additions (*)	(6)	(3)
Uses	1	—
At the end of the year	(23)	(18)

(*) Includes (3) in 2014 included in Bad debt expenses.

	Years ended December 31,
	2014	2013
Non-current allowance for regulatory matters
At the beginning of the year	(85)	(85)
Additions	—	—
At the end of the year	(85)	(85)

	Years ended December 31,
	2014	2013
Non-current allowance for doubtful accounts (tax on personal property)
At the beginning of the year	(17)	(17)
Additions	(1)	—
At the end of the year	(18)	(17)

Note 7 – Inventories

Inventories consist of the following:

	As of December 31,
	2014	2013
Mobile handsets and equipment	781	849
Fixed telephones and equipment	13	8
Subtotal	794	857
Allowance for obsolescence of inventories	(73)	(85)
	721	772

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2014	2013
At the beginning of the year	(85)	(8)
Additions – Fees for services, maintenance and materials	(81)	(109)
Uses	94	32
Currency translation adjustments	(1)	—
At the end of the year	(73)	(85)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2014	2013	2012
Fixed Services - excluding network construction contracts	46	61	81
Fixed Services - network construction contracts	7	19	—
Cost of equipment and handsets – Fixed Services	(72)	(74)	(44)
Total equipment income (loss) – Fixed Services	(19)	6	37
Mobile Services – Personal	4,920	3,126	1,915
Cost of equipment and handsets – Mobile Services Personal (net of SAC capitalizations)	(3,959)	(2,956)	(1,964)
Total equipment income (loss) – Mobile Services – Personal	961	170	(49)
Mobiles Services – Núcleo	90	69	32
Cost of equipment and handsets – Mobile Services Núcleo (net of SAC capitalizations)	(112)	(81)	(35)
Total equipment loss – Mobile Services – Núcleo	(22)	(12)	(3)
Total equipment and handsets sale	5,063	3,275	2,028
Total cost of equipment and handsets (net of SAC capitalizations)	(4,143)	(3,111)	(2,043)
Total income (loss) for sale of equipment and handsets	920	164	(15)

Cost of equipment and handsets is as follows:

	Years ended December 31,
	2014	2013	2012
Inventories at the beginning of the year	(857)	(641)	(555)
Plus:
Equipment acquisitions	(4,260)	(3,628)	(2,625)
SAC deferred costs (Note 3.i)	103	255	463
Currency translation effect	—	—	(2)
Decreases net of allowance of obsolescence	46	9	6
Handsets lent to customers at no cost	30	17	15
Decreases not charged to cost of equipment	1	20	14
Less:
Inventories at the end of the year	794	857	641
Cost of equipment and handsets (i)	(4,143)	(3,111)	(2,043)

(i) Includes 6 and 16 related to equipment construction contracts costs as of December 31, 2014 and 2013, respectively. No costs were recorded for this concept as of December 31, 2012.

Note 8 – Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2014	2013
Land, buildings and installations	1,045	963
Computer equipment and software	1,558	1,476
Switching and transmission equipment (i)	3,585	2,558
Mobile network access and external wiring	4,273	3,091
Construction in progress	2,184	2,436
Other tangible assets	416	377
Subtotal	13,061	10,901
Materials	872	502
Valuation allowance for materials	(24)	(21)
Impairment of PP&E	(100)	(156)
Total PP&E	13,809	11,226

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in Materials are as follows:

	Years ended December 31,
	2014	2013
At the beginning of the year	502	280
Plus:
Purchases	1,245	813
Less:
Transfers to CAPEX	(655)	(450)
Disposal for maintenance/installation	(227)	(147)
Currency translation adjustments	7	6
At the end of the year	872	502

Movements in the valuation allowance for materials are as follows:

	Years ended December 31,
	2014	2013
At the beginning of the year	(21)	(14)
Additions – Fees for services, maintenance and materials	(6)	(7)
Uses	3	—
At the end of the year	(24)	(21)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2014	2013
At the beginning of the year	(156)	—
Additions	(25)	(187)
Depreciation (i)	1	15
Uses	80	16
At the end of the year	(100)	(156)

(i) Included in depreciation of PP&E.

Details on the nature and movements during the years ended December 31, 2014 and 2013 are as follows:

	Gross value as of December 31, 2013	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2014
Land	146	—	1	—	—	147
Building	1,676	—	9	27	(6)	1,706
Tower and pole	783	—	58	150	—	991
Transmission equipment	5,432	32	98	573	(15)	6,120
Mobile network access	3,165	30	141	601	—	3,937
Switching equipment	6,112	2	186	628	(4)	6,924
Power equipment	1,094	1	38	171	(5)	1,299
External wiring	8,038	—	—	1,169	(10)	9,197
Computer equipment and systems	7,295	24	304	742	(115)	8,250
Telephony equipment and instruments	768	—	2	23	—	793
Equipment lent to customers at no cost	124	86	—	2	(56)	156
Handsets lent to customers at no cost	363	32	102	—	—	497
Vehicles	254	16	5	—	(11)	264
Furniture	132	1	7	11	—	151
Installations	648	—	12	142	—	802
Improvements in third parties buildings	363	1	23	84	—	471
Special projects	53	—	—	9	—	62
Construction in progress	2,436	4,072	21	(4,332)	(13)	2,184
Asset retirement obligations	79	7	1	—	—	87
Total	38,961	4,304	1,008	—	(*) (235)	44,038

	Accumulated depreciation as of December 31, 2013	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2014	Net carrying value as of December 31, 2014
Land	—	—	—	—	—	147
Building	(1,062)	(31)	(6)	5	(1,094)	612
Tower and pole	(446)	(41)	(25)	—	(512)	479
Transmission equipment	(4,591)	(245)	(55)	15	(4,876)	1,244
Mobile network access	(2,198)	(352)	(80)	—	(2,630)	1,307
Switching equipment	(5,175)	(354)	(125)	4	(5,650)	1,274
Power equipment	(737)	(64)	(21)	4	(818)	481
External wiring	(5,914)	(322)	—	5	(6,231)	2,966
Computer equipment and systems	(5,819)	(694)	(254)	75	(6,692)	1,558
Telephony equipment and instruments	(748)	(11)	(2)	—	(761)	32
Equipment lent to customers at no cost	(54)	(78)	—	56	(76)	80
Handsets lent to customers at no cost	(347)	(24)	(99)	—	(470)	27
Vehicles	(144)	(26)	(3)	9	(164)	100
Furniture	(99)	(9)	(5)	—	(113)	38
Installations	(445)	(60)	(11)	—	(516)	286
Improvements in third parties buildings	(229)	(65)	(12)	—	(306)	165
Special projects	(14)	(9)	—	—	(23)	39
Construction in progress	—	—	—	—	—	2,184
Asset retirement obligations	(38)	(5)	(2)	—	(45)	42
Total	(28,060)	(2,390)	(700)	(*) 173	(30,977)	13,061

(*) Includes 50 of net decreases with counterpart in uses of provision corresponding to the impairment of commercial systems of Personal.

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2013
Land	137	—	1	8	—	146
Building	1,637	1	6	32	—	1,676
Tower and pole	665	—	34	84	—	783
Transmission equipment	5,181	27	60	177	(13)	5,432
Mobile network access	2,660	6	85	423	(9)	3,165
Switching equipment	5,636	31	112	339	(6)	6,112
Power equipment	957	1	23	113	—	1,094
External wiring	7,450	—	—	599	(11)	8,038
Computer equipment and systems	6,224	41	189	847	(6)	7,295
Telephony equipment and instruments	763	—	1	4	—	768
Equipment lent to customers at no cost	151	79	—	2	(108)	124
Handsets lent to customers at no cost	282	17	64	—	—	363
Vehicles	223	47	3	—	(19)	254
Furniture	121	1	4	6	—	132
Installations	548	—	8	92	—	648
Improvements in third parties buildings	294	3	13	53	—	363
Special projects	48	—	—	5	—	53
Construction in progress	1,534	3,689	12	(2,784)	(**) (15)	2,436
Asset retirement obligations	57	21	1	—	—	79
Total	34,568	3,964	616	—	(187)	38,961

	Accumulated depreciation as of December 31, 2012	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2013	Net carrying value as of December 31, 2013
Land	—	—	—	—	—	146
Building	(1,029)	(29)	(4)	—	(1,062)	614
Tower and pole	(391)	(40)	(15)	—	(446)	337
Transmission equipment	(4,378)	(193)	(33)	13	(4,591)	841
Mobile network access	(1,915)	(242)	(46)	5	(2,198)	967
Switching equipment	(4,784)	(320)	(77)	6	(5,175)	937
Power equipment	(673)	(51)	(13)	—	(737)	357
External wiring	(5,664)	(259)	—	9	(5,914)	2,124
Computer equipment and systems	(5,028)	(641)	(156)	6	(5,819)	1,476
Telephony equipment and instruments	(738)	(9)	(1)	—	(748)	20
Equipment lent to customers at no cost	(91)	(71)	—	108	(54)	70
Handsets lent to customers at no cost	(269)	(16)	(62)	—	(347)	16
Vehicles	(138)	(21)	(3)	18	(144)	110
Furniture	(90)	(6)	(3)	—	(99)	33
Installations	(393)	(45)	(7)	—	(445)	203
Improvements in third parties buildings	(177)	(45)	(7)	—	(229)	134
Special projects	(7)	(7)	—	—	(14)	39
Construction in progress	—	—	—	—	—	2,436
Asset retirement obligations	(34)	(3)	(1)	—	(38)	41
Total	(25,799)	(1,998)	(428)	165	(28,060)	10,901

(**) Corresponds to the impairment of commercial systems of Personal recorded in Impairment of PP&E.

Note 9 – Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2013	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2014
SAC fixed services	121	126	—	(70)	177
SAC mobile services	1,140	956	18	(732)	1,382
Service connection or habilitation costs	217	30	—	(40)	207
3G/4G licenses (Note 2.b)	—	3,530	—	—	3,530
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	489	—	145	—	634
Rights of use	357	11	4	—	372
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	508	—	29	—	537
Total	3,533	4,653	196	(842)	7,540

	Accumulated amortization as of December 31, 2013	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2014	Net carrying value as of December 31, 2014
SAC fixed services	(57)	(97)	—	70	(84)	93
SAC mobile services	(599)	(687)	(8)	732	(562)	820
Service connection or habilitation costs	(121)	(27)	—	40	(108)	99
3G/4G licenses (Note 2.b)	—	(19)	—	—	(19)	3,511
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(488)	(1)	(145)	—	(634)	—
Rights of use	(145)	(22)	(1)	—	(168)	204
Exclusivity agreements	(26)	(1)	—	—	(27)	14
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(508)	—	(29)	—	(537)	—
Total	(2,014)	(854)	(183)	842	(2,209)	5,331

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2013
SAC fixed services	61	88	—	(28)	121
SAC mobile services	1,217	764	17	(858)	1,140
Service connection or habilitation costs	220	30	—	(33)	217
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	395	1	93	—	489
Rights of use	351	4	2	—	357
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	489	—	19	—	508
Total	3,434	887	131	(919)	3,533

	Accumulated amortization as of December 31, 2012	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2013	Net carrying value as of December 31, 2013
SAC fixed services	(21)	(64)	—	28	(57)	64
SAC mobile services	(671)	(775)	(11)	858	(599)	541
Service connection or habilitation costs	(126)	(28)	—	33	(121)	96
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(395)	—	(93)	—	(488)	1
Rights of use	(124)	(21)	—	—	(145)	212
Exclusivity agreements	(24)	(2)	—	—	(26)	15
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(489)	—	(19)	—	(508)	—
Total	(1,920)	(890)	(123)	919	(2,014)	1,519

Note 10 – Trade payables

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	As of December 31,
	2014	2013
Current trade payables
PP&E	1,964	2,271
Other assets and services	1,966	2,236
Inventory	1,734	1,399
	5,664	5,906
NDF (Note 20)	90	—
Agent commissions	318	224
	6,072	6,130
Non-current trade payables
PP&E	—	1
	—	1
Total trade payables	6,072	6,131

Note 11 – Deferred revenues

Deferred revenues consist of the following:

• revenues received from connection fees for fixed telephony, data and Internet, nonrefundable, considered as a single element with the provision of the service during the contractual relationship with the subscriber;

• revenues collected by remaining traffic and packages of data from unexpired cards;

• the value assigned to the points delivered by customer loyalty programs in the mobile telephony;

• the advanced collection of revenues from services of international capacity; and

• subsidies received for the construction of infrastructure which are deferred in the same period of amortization of the related works.

	As of December 31,
	2014	2013
Current deferred revenues
Deferred revenue on prepaid calling cards	339	293
Deferred revenue on customer loyalty programs	76	51
Deferred revenue on capacity rental	55	42
Deferred revenue on connection fees – fixed services	33	34
Deferred revenue from CONATEL – mobile services Núcleo (Note 18.d)	4	3
	507	423
Non-current deferred revenues
Deferred revenue on capacity rental	307	301
Deferred revenue on customer loyalty programs	82	75
Deferred revenue on connection fees – fixed services	67	66
Deferred revenue from CONATEL - mobile services Núcleo (Note 18.d)	9	11
	465	453
Total deferred revenues	972	876

Note 12 – Financial debt

Financial debt consists of the following:

	As of December 31,
	2014	2013
Current financial debt
Bank overdrafts (Personal)	140	—
Bank loans (Núcleo)	32	10
Accrued interest (Personal)	1	—
Accrued interest (Núcleo)	6	5
	179	15
Non-current financial debt
Bank loans (Núcleo)	254	220
	254	220
Total financial debt	433	235

Bank overdrafts

At December 31, 2014, Personal has bank overdrafts amounting to $141. The floating average annual rate of these loans at December 31, 2014 is 24.73%. These overdrafts have been used to the acquisition of the Spectrum described in Note 2.b).

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2014:

Principal nominal value (in million of	Amortization	Book value
Guaraníes)	term	Current	Non-current
125,500	3.2 years	23	206
31,500	2.4 years	9	48
157,000		32	254

The weighted average annual rate of these loans is 9.30% in Guaraníes and the weighted average amortization term of these loans is approximately 2.8 years.

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

Note 13 – Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

As of December 31, 2014, the total number of employees was 16,416, of which approximately 78% were unionized. All Management and senior positions are held by non-unionized employees.

	As of December 31,
	2014	2013	2012
Fixed services	11,056	11,002	11,114
Personal Mobile services	4,958	5,155	5,252
Núcleo Mobile services	402	424	439
Total number of employees of the Telecom Group	16,416	16,581	16,805

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

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2014	2013
Current
Vacation and bonuses (*)	690	483
Social security payables (*)	255	191
Termination benefits (*)	77	67
	1,022	741
Non-current
Termination benefits	122	111
Bonuses	28	7
	150	118
Total salaries and social security payables	1,172	859

(*) As of December 31, 2014 includes 115 corresponding to an extraordinary bonus granted to the personnel which was paid in January 2015.

Compensation for the Key Managers for the years ended December 31, 2014, 2013 and 2012 is shown in Note 27.c).

Employee benefit expenses and severance payments are composed of:

	Years ended December 31,
	2014	2013	2012
Salaries	(3,560)	(2,773)	(2,190)
Bonuses (*)	(434)	(237)	(200)
Social security expenses (*)	(1,259)	(914)	(713)
Severance indemnities and termination benefits (*)	(242)	(149)	(106)
Other employee benefits	(96)	(79)	(60)
	(5,591)	(4,152)	(3,269)

(*) As of December 31, 2014 includes 115 corresponding to an extraordinary bonus granted to the personnel which was paid in January 2015.

Note 14 – Income tax payables and deferred income tax

Income tax asset and liability, net as of December 31, 2014 and 2013 consist of the following:

	As of December 31, 2014					As of
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2013

Income tax payables	418	1,302	45	4	1,769	1,987
Payments in advance of income taxes	(290)	(1,207)	(24)	(4)	(1,525)	(1,189)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3
Current income tax liability, net	131	95	21	—	247	801

Law No. 26,476 Tax Regularization Regime	9	—	—	—	9	10
Non-current Income tax liability	9	—	—	—	9	10

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2014	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	(53)	(6)	(1)	(60)	(70)	(70)
Provisions	(313)	—	—	(313)	(122)	(122)
PP&E	—	(17)	—	(17)	—	—
Inventory	—	—	—	—	(61)	(61)
Termination benefits	(64)	—	—	(64)	—	—
Deferred revenues	(61)	—	—	(61)	—	—
Pension benefits	(24)	—	—	(24)	—	—
Other deferred tax assets, net	(63)	—	—	(63)	—	—
Total deferred tax assets	(578)	(23)	(1)	(602)	(253)	(253)
PP&E	382	—	1	383	189	189
Intangible assets	74	—	—	74	348	348
Cash dividends from foreign companies	—	5	—	5	87	87
Investments	—	—	—	—	37	37
Other deferred tax liabilities, net	—	—	—	—	9	9
Total deferred tax liabilities	456	5	1	462	670	670
Total	(122)	(18)	—	(140)	417	417

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2013	Telecom Argentina	Núcleo	Springville	Total	Personal	Total
Tax loss carry forwards	—	—	(1)	(1)	—	—
Allowance for doubtful accounts	(43)	(4)	—	(47)	(55)	(55)
Provisions	(280)	—	—	(280)	(153)	(153)
PP&E	—	(12)	—	(12)	—	—
Inventory	—	—	—	—	(48)	(48)
Termination benefits	(58)	—	—	(58)	—	—
Investments	—	—	—	—	(29)	(29)
Deferred revenues	(53)	—	—	(53)	—	—
Pension benefits	(22)	—	—	(22)	—	—
Other deferred tax assets, net	(56)	—	—	(56)	(2)	(2)
Allowance for deferred tax assets	—	—	1	1	27	27
Total deferred tax assets	(512)	(16)	—	(528)	(260)	(260)
PP&E	334	—	—	334	142	142
Intangible assets	62	—	—	62	178	178
Cash dividends from foreign companies	—	4	—	4	66	66
Total deferred tax liabilities	396	4	—	400	386	386
Total	(116)	(12)	—	(128)	126	126

Income tax expense for the years ended December 31, 2014, 2013 and 2012 consists of the following:

	Year ended December 31, 2014
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(418)	(1,302)	(25)	(4)	(1,749)
Deferred tax benefit	19	(267)	3	—	(245)
Valuation allowance	—	27	—	—	27
Income tax expense	(399)	(1,542)	(22)	(4)	(1,967)

	Year ended December 31, 2013
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(341)	(1,585)	(24)	(3)	(1,953)
Fiscal year 2012 return adjustment	—	(3)	—	—	(3)
Deferred tax benefit	47	120	1	—	168
Valuation allowance	—	(4)	—	—	(4)
Income tax expense	(294)	(1,472)	(23)	(3)	(1,792)

	Year ended December 31, 2012
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(310)	(1,187)	(23)	(2)	(1,522)
Deferred tax benefit	38	20	3	1	62
Valuation allowance	—	(3)	—	—	(3)
Income tax expense	(272)	(1,170)	(20)	(1)	(1,463)

Income tax expense for the years ended December 31, 2014, 2013 and 2012 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2014	2013	2012
Pre-tax income	5,696	5,046	4,195
Non taxable items	(42)	(23)	(25)
Subtotal	5,654	5,023	4,170
Weighted statutory income tax rate (*)	34,5%	34,4%	34,4%
Income tax expense at weighted statutory tax rate	(1,950)	(1,727)	(1,434)
Income tax on cash dividends of foreign companies	(27)	(26)	(22)
Other changes in tax assets and liabilities	(17)	(32)	(4)
Fiscal year 2012 return adjustment	—	(3)	—
Changes in valuation allowance	27	(4)	(3)
	(1,967)	(1,792)	(1,463)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

Note 15 – Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2014	2013
Current
VAT, net	316	143
Tax withholdings	132	130
Tax on SU (Note 2.d)	97	91
Internal taxes	86	73
Turnover tax	68	81
Regulatory fees	67	56
Municipal taxes	31	24
Retention Decree No.583/10 ENARD	15	12
Tax on personal property – on behalf of Shareholders	12	13
Tax withholdings on dividends paid (Note 4)	—	44
	824	667

Note 16 – Other liabilities

Other liabilities consist of the following:

•             pension benefits;

•             guarantees received;

•             legal fees payable by adhesion to the tax regularization schemes;

•             any liability not included in the other liability items.

	As of December 31,
	2014	2013
Current
Compensation for directors and members of the Supervisory Committee	28	20
Guarantees received	11	13
Legal fees	—	12
Other	8	4
	47	49
Non-current
Pension benefits (Note 3.l)	68	64
Legal fees	5	—
Suppliers guarantees on third parties claims	2	4
Other	1	—
	76	68
Total other liabilities	123	117

Movements in the pension benefits are as follows:

	Years ended December 31,
	2014	2013
At the beginning of the year	64	38
Service cost (*)	7	5
Interest cost (**)	23	12
Payments	(2)	(1)
Actuarial (profit) loss (***)	(24)	10
At the end of the year	68	64

(*)                   Included in Employee benefit expenses and severance payments.

(**)            Since 2014, included in Financial expenses. In previous fiscal years it was included in Employee benefit expenses and severance payments.  There were no reclassifications for fiscal years 2013 and 2012 because they were no material.

(***)     Included in Other comprehensive income since 2012 as required by IAS 19R.

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

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2014, the Company has established provisions in an aggregate amount of $1,364 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,279 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2014, these restricted funds totaled $49 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of	Additions/ (recoveries)			Uses		Balances as of	Additions/ (recoveries)			Uses		Balances as of
	December 31, 2012	Capital	Interest (i)	Reclassifications	Debt recognition	Payments	December 31, 2013	Capital	Interest (i)	Reclassifications	Debt recognition	Payments	December 31, 2014
Current
Provision for civil and commercial proceedings	33	—	—	120	—	(20)	133	—	—	5	(48)	(19)	71
Provision for labor claims	32	—	—	54	—	(42)	44	—	—	91	(5)	(79)	51
Restructuring	54	(ii) (8)	—	—	(46)	—	—	—	—	—	—	—	—
Provision for regulatory, tax and other matters claims	15	—	—	67	—	(35)	47	—	—	56	(5)	(21)	77
Total current provisions	134	(8)	—	241	(46)	(97)	224	—	—	152	(58)	(119)	199
Non-current
Provision for civil and commercial proceedings	145	95	19	(120)	—	—	139	56	38	(5)	—	—	228
Provision for labor claims	255	31	31	(54)	—	—	263	53	63	(91)	—	—	288
Provision for regulatory, tax and other matters claims	432	144	16	(67)	—	—	525	(36)	8	(56)	—	—	441
Asset retirement obligations	75	22	9	—	—	—	106	8	9	—	—	—	123
Total non-current provisions	907	(iii) 292	75	(241)	—	—	1,033	(iv) 81	118	(152)	—	—	1,080
Total provisions	1,041	284	75	—	(46)	(97)	1,257	81	118	—	(58)	(119)	1,279

(i)                  Charged to finance costs, interest on provisions item line.

(ii)               Charged to restructuring costs (recovery).

(iii)           Charged 270 to Provisions, 21 to PP&E (CAPEX) and 1 to currency translation adjustments.

(iv)           Charged 84 to Provisions, 7 to PP&E (CAPEX), 1 to currency translation adjustments and a recovery of (11) to Other income for the statute of limitation of Personal’s obligations.

1.              Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•                  Profit sharing bonds

Different legal actions are brought, mainly by former employees of the Company against the National Government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica and the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

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

As of December 31, 2014, the Company’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background as of the date of these consolidated financial statements.

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

On December 12, 2013 the mentioned hearing took place and the intervening court ordered, among other, to differ the defense of the statute of limitation filed by the Company to the moment of sentencing. At the same time the court ordered to the plaintiff to accompany the sufficient mandates of employees included in the claim; meanwhile the trial proceedings will be suspended. The plaintiff appealed the decision and the judge deferred this resource to the time of sentencing.

As of the date of issuance of these financial statements, is pending the appeal of incompetence raised by the Company, once the documentation requested by the court to the plaintiffs was resolved.

Regarding Profit Sharing Bonds there are two cases initiated against Telefónica de Argentina S.A. which represent a judicial jurisprudence as described below:

Legal action’s statute of limitations criteria: Supreme Court Verdict “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

After the Argentine Supreme Court’s verdict and until the date of issuance of these financial statements, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court in its verdict, acknowledging that the statute of limitations must be applied periodically –as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

As of December 31, 2014, the Company’s Management, with the advice of its legal counsel, has adjusted the provisions for contingencies that it estimates are sufficient to cover the risks associated with the new statute of limitation criteria, having considered the legal background as of the date of these consolidated financial statements.

Criteria for determining the relevant profit for compensation calculation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Perota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Appeals Court issued a verdict in plenary session in the case “Perota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A. In its verdict the court ruled: “that the determination of the credit corresponding to the former employees of Telefónica de Argentina S.A. as a result of the profit sharing bonuses shall be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year”.

As of December 31, 2014, the Company’s Management, with the advice of its legal counsel, has adjusted the provisions for contingencies that it estimates are sufficient to cover the risks associated with the new criteria for relevant profit, having considered the legal background as of the date of these consolidated financial statements.

•                  Wage differences by food vouchers and non-remunerative sum

The Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Supreme Court of Justice has recognized that “food vouchers” are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2014, the Management of the Company, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

•                  Sales representative claims

During 2014, three former sales representatives of Personal brought legal actions for alleged untimely termination of their contracts and have submitted claims for payment of different items such as commission differences, value of customers’ lists and lost profit, among others. Personal believes, based on the assistance of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts. As of the date of issuance of these consolidated financial statements, some of the mentioned legal actions are on discovery phase and with expert opinions in preparation.

Personal’s Management, based on the assistance of legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, and wouldn’t have a negative impact on Personal results and financial statements.

2.              Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 d), e) and k), below is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

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

•                  Lawsuit against Personal on changes in services prices

On June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008 - May 2011. The remedy requested in the lawsuit is that certain clients –those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal was evaluating the possible amounts involved. Although the lawsuit amount is uncertain, as a consequence of an internal review of Personal’s financial statements the possible amount related to the lawsuit succeed could be calculated and amounts to $3 of capital. The Management of Personal considered that it had adequately disclosed and given publicity of the changes in contractual conditions, and therefore believed that this complaint should not be successful.

On September 5, 2012 the Court had by answering the demand. By resolution of June 26, 2013 the judge upheld the exception raised by Personal about incompetence and ordered that the file was transferred to the Federal Administrative Proceedings.

While Management of Personal considers that there are solid arguments for the favorable resolution of this lawsuit, in case it was resolved unfavorably, it would not have a significant impact on the financial position and results of Personal.

•                  Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers in the market a wide range of telecommunications services, including, among others, those referred to as VAS, which provide additional functionality to the basic services of voice transmission through a telecommunications network.

Certain judicial developments took place during the 2Q14 in connection with the VAS, referred to the provision of streaming services, known as video on demand, and also a Supreme Court of Justice opinion relating to the marketing of a service called Superpack.

•                  Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction had been ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide”.

In 2012 a lower Court decided to consider the case “abstract” and to terminate the injunction. However, on February 18, 2014, the Court of Appeals overruled such decision, and the judge must now make a decision on the appeals filed against the injunction, which were still pending.

On June 16, 2014 Telecom Argentina filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered. Alternatively, Telecom Argentina has also requested that the injunction be adjusted between the limits of the new law, thus removing from it the VAS, Internet and/or video on demand services.

Products marketed by the Telecom Group that could be affected by this claim are those called “Arnet Play” and “Personal Video”, which revenues during the year ended December 31, 2014, amounted to approximately $36 and $217, respectively.

•   Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction had been ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

Subsequently, such injunction was extended to the marketing of the service called Superpack (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Supreme Court of Justice. However, on June 3, 2014, the Supreme Court rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. According to this, the Company suspended the marketing of the above referred joint offer with DirecTV from June 4, 2014, as a prudential measure. The suspension of this joint offer only meant to the Group a decrease in commissions revenues for new subscribers that our network marketed in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not relevant during the year ended December 31, 2014.

On June 10, 2014, the Company claimed to the Courts that the substantial issues under the claim have become “abstract” and the injunctions have become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services –which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the Court notified the Company and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process. The Court will have to make a joint decision on these two issues presented by the parties.

On December 19, 2014 came into force Law No. 27,078 which in Article 9 second paragraph states that licensees of services under the Law - as Telecom Argentina and Personal- may provide audiovisual media services. This legislation reinforces the legal arguments used by the Company to continue providing the VAS analyzed in these cases.

Although the Company’s Management, with the advice of its legal counsels, believes that there are solid legal arguments to continue providing the VAS discussed in these procedures, as of the date of issuance of these consolidated financial statements, we cannot assure the final result of these claims.

•                  Interest Rate at the Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the cases under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate applicable to personal loans without restrictions of use of the Banco de la Nación Argentina for a 49 to 60 month term (currently 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (currently 2.055% per month). Therefore, it represents an increase in the interest rate, which the Company has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

Telecom Group’s Management, with the advice of its legal counsels, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of issuance of these consolidated financial statements, Management cannot assure the result deriving from this decision of the Court of Appeals, until the lower Courts issue future opinions making their positions clear. Nevertheless, should a disadvantageous resolution prevail, we estimate that it shall not have a significant impact on the Group’s financial position and results of operations.

3.              Remote Contingencies

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

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $3,982 as of December 31, 2014 (of which $1,471 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) and the commitments with the related parties described in Note 27 b).

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

CONATEL’s total differed disbursements as of December 31, 2014 amounted to $15 and were included under “Deferred revenues” item line, corresponding $4 and $9 to current and non-current deferred revenues, respectively, having accrued gains for $2 since fiscal year 2011.

(e) Commitments assumed from the acquisition of Spectrum by Personal

When the SC completes the award of the Lot No. 8 and the allocation of Frequency Bands SCMA 713-723 / 768-778 occurs, Personal must pay the equivalent of US$ 247.3 million (representing the outstanding balance of the US$ 602 million offered for the whole Lot).

Additionally, the Auction Terms and Conditions convened by SC Resolution No. 38/14 established high and demanding obligations of coverage and network deployment, which will require significant investments in PP&E that were estimated at the time of submission of Personal´s bid in approximately US$ 450 million over the next five years (this figure assumes the pending allocation of the 700 Mhz band of Lot No.8 as well as various macroeconomic assumptions and planning network deployment that may differ in the future from the original estimates) and whose failure could result in sanctions and adverse effects to Personal.

Some of the obligations included in the Terms and Conditions are the following:

•                  Extend the SRMC, STM and PCS coverage in such a way that it reaches all locations with at least 500 inhabitants in a time period that would not exceed 60 months.

•                  Upgrade the network infrastructure in a time period that would not exceed 60 months, in such a manner that in all the network locations where mobile Internet services are offered a minimum of 1 Mbps per user be guaranteed in the downlink for SRMC, STM and PCS.

•                  For the SCMA (Annex III of Terms and Conditions) progressive coverage obligations in the Argentine Republic territory are established, in five differenced stages, completed in the 60-month-period with coverage in locations with more than 500 inhabitants.

For further detail of the obligations involved, see SC Resolution No. 37/14, 38/14 and its amendments and supplementary regulations.

Taking into account that the awarding of SC Resolution No. 83/14 has been partial, Personal requested the SC that said terms be computed as from the awarding date of the 713-723 to 768-778 MHz band, thus completing the awarding of Lot 8.

Note 19 – Equity

Equity includes:

	As of December 31,
	2014	2013
Equity attributable to Telecom Argentina (Controlling Company)	14,418	11,783
Equity attributable to non-controlling interest (ABC Telecomunicaciones S.A. – Note 1.a)	351	268
Total equity (*)	14,769	12,051

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value and entitled to one vote per share. The capital stock is fully integrated and registered with the Public Registry of Commerce.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Telecom Argentina’s breakdown of capital stock as of December 31, 2014 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	—	502,034,299
Class “B”	466,858,524	15,221,373	482,079,897
Class “C”	266,782	—	266,782
Total	969,159,605	15,221,373	984,380,978

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

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,326,492 Class “C” shares have already been converted into Class “B” shares in 8 tranches.

As of the date of issuance of these consolidated financial statements, 266,782 Class “C” shares are still pending to be converted into Class “B” shares.

(c) Capital Market Act - Law No. 26,831

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application. “

(d) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved a Company’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency, for the following maximum amount and deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by the Fintech Group for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 27.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

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

As of December 31, 2014 the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

Note 20 – Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2014 and 2013, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2014	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	385	440	—	825
Investments	353	1	—	354
Trade receivables	4,267	—	—	4,267
Other receivables (2)	172	—	—	172
Total	5,177	441	—	5,618

Liabilities
Trade payables	5,982	90	—	6,072
Loans	433	—	—	433
Salaries and social security payables	1,172	—	—	1,172
Other liabilities (2)	55	—	—	55
Total	7,642	90	—	7,732

		Fair value
As of December 31, 2013	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	4,297	927	—	5,224
Investments	365	1	—	366
Trade receivables	3,007	—	—	3,007
Other receivables (2)	202	42	—	244
Total	7,871	970	—	8,841

Liabilities
Trade payables	6,131	—	—	6,131
Loans	235	—	—	235
Salaries and social security payables	859	—	—	859
Other liabilities (2)	53	—	—	53
Total	7,278	—	—	7,278

(1)	Includes 384 and 348 as of December 31, 2014 and 2013, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.
(2)	Only includes financial assets and liabilities according to the scope of IFRS 7

Gains and losses by category – Year 2014

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	1,335	548
Financial liabilities at amortized cost	(968)	(62)
Financial assets at fair value through profit or loss (a)	166	—
Financial liabilities at fair value through profit or loss (b)	(139)	—
Total	394	486

(a)         Includes 124 corresponding to mutual funds and 42 corresponding to non deliverable forwards.

(b)         Corresponding to non deliverable forwards.

Gains and losses by category – Year 2013

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	1,276	764
Financial liabilities at amortized cost	(813)	(44)
Financial assets at fair value through profit or loss (c)	140	—
Total	603	720

(c)          Includes 85 corresponding to mutual funds and 55 corresponding to non deliverable forwards.

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

Financial assets and liabilities recognized at fair value as of December 31, 2014 and 2013, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The Group had mutual funds amounting to $440 and $927 as of December 31, 2014 and 2013, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2014 and 2013 there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2014 and 2013 are as follows:

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

Investments

Investments in Government bonds and Argentine companies’ notes valued at amortized cost with its fair value at December 31, 2014 and 2013 are as follows:

	As of December 31, 2014		As of December 31, 2013
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds (dollar linked)	258	258	—	—
Government bonds	—	—	221	313
Provincial government bonds in pesos	11	11	35	35
Provincial government bonds (dollar linked)	57	52	13	15
Argentine companies notes in pesos	10	10	31	31
Argentine companies notes (dollar linked)	17	17	65	71
Total	353	348	365	465

(*) According to IFRS selling costs are not deducted.

For the remaining investments the carrying amount approximates its fair value.

Trade receivables

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables (except for NDF)

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted and are not significant.

Loans

As of December 31, 2014 and 2013, the carrying value of the Company’s loans approximates its fair value and it was $433 and $235, respectively.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net and other liabilities

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

Hedge accounting

In November 2013, a new chapter was introduced in IFRS 9 on Hedge Accounting replacing the provisions contained in IAS 39. This amendment represents a major review of hedge accounting, introducing significant improvements over the previous model, basically aligning accounting and risk management as well as related disclosures. The Telecom Group believes that a hedging relationship qualifies for hedge accounting if all of the following conditions established by the rule are met:

a)             The hedging relationship consists only of eligible hedging instruments and hedged items;

b)             At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the Company for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio); and

c)  The hedging relationship satisfies the following requirements of hedge effectiveness:

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

•                  During 2014

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during FY14 (+31%), and due to the existence of commercial commitments denominated in US Dollars recorded when the IFD was constituted Personal entered into several NDF agreements to purchase a total amount of US$ 282 million (of which US$ 133 million matured between March and December 2014 and the remaining US$ 149 million will mature between January 2015 and March 2015). The purpose of these NDF was to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

Personal Management has considered the documentation requirements, the effectiveness assessment and the possibility to designate partial hedges, as permitted by IFRS 9 concluding that certain documentation requirements and the effectiveness assessment have not been met. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF (net loss of approximately $97) have also been recognized in the Income Statements, within Finance income and expenses - NDF. Personal recognizes the NDF results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2014, Personal has a current liability of $90 related to the US$ 149 million NDF remaining to such date.

In addition, during 2014, Personal entered into NDF for US$ 8 million maturing in October and November 2014 to hedge commercial debts for PP&E acquisition, which were qualified as “effective” cash flow hedges for accounting purposes.

Also, in order to mitigate the currency risk Personal acquired in FY14 Government bonds denominated in U.S. dollars. Foreign exchange differences generated by the purchase of these government bonds were recognized in “Foreign currency exchange losses”.

•                  During 2013

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during fiscal year 2013 (+33%), and due to the existence of commercial commitments denominated in US Dollars, Personal entered into several NDF agreements to purchase a total amount of US$ 182 million maturing December 2013 and in the first quarter of 2014. The purpose of these NDF was to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency. These NDF agreements were regarded as cash flows hedge, for which the effectiveness requirements are not complied. As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately $55, which was recognized in “Financial results”. As of December 31, 2013, about $13 was collected and $42 was uncollected.

Also, in order to mitigate the currency risk Personal acquired in FY13 Government bonds denominated in U.S. dollars. Foreign exchange differences generated by the purchase of these Government bonds were recognized in “Foreign currency exchange losses”.

•    Offsetting of financial assets and financial liabilities

In December 2011, the IASB issued amendments to IFRS 7. These changes require the disclosure of information in order to assess the effects or the potential effects of offsetting agreements, including offsetting rights associated with the assets and liabilities recognized in the statement of financial position. These amendments were effective from January 1, 2013 and should be applied retrospectively.

The information required by the amendment to IFRS 7 as of December 31, 2014 and 2013 is as follows:

	As of December 31, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	5,524	182	(7,329)	(65)
Compensation	(1,257)	(10)	1,257	10
Current and noncurrent assets (liabilities) – Booked value	4,267	172	(6,072)	(55)

	As of December 31, 2013
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	4,697	281	(7,850)	(60)
Compensation	(1,690)	(37)	1,719	7
Current and noncurrent assets (liabilities) – Booked value	3,007	244	(6,131)	(53)

(1) Includes financial assets and financial liabilities according to IFRS 7.

The Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators (including interconnection, CPP and Roaming), being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly. Offsetting is also applied to transactions with agents.

Note 21 – Revenues

The Company discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2014, 2013 and 2012, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2014	2013	2012
Fixed services lines (in thousands)	4,093	4,124	4,128
ADSL subscribers (in thousands)	1,771	1,707	1,629
Personal mobile services customers (in thousands)	19,585	20,088	18,975
Núcleo mobile services customers (in thousands)	2,481	2,420	2,301
Local Measured Service (million of minutes)	11,943	12,896	13,783
International Long distance telephony (million of minutes)	818	801	887
Minutes used – mobile service (in billions)	24	22	22
Equipment and handsets sale – Personal (in thousands)	3,215	3,761	3,962
Equipment and handsets sale – Núcleo (in thousands)	113	106	70

Revenues and other income include:

	Years ended December 31,
	2014	2013	2012
Services
Voice - Retail	2,853	2,656	2,475
Voice - Wholesale	929	786	739
Internet	3,254	2,521	1,993
Data	1,470	963	735
Total Fixed services	8,506	6,926	5,942
Voice - Retail	5,330	4,773	4,461
Voice - Wholesale	1,953	1,930	1,838
Internet	3,335	2,088	1,248
Data	7,666	7,212	5,765
Total Personal mobile services	18,284	16,003	13,312
Voice - Retail	575	385	329
Voice - Wholesale	126	115	85
Internet	456	270	154
Data	331	313	267
Total Núcleo mobile services	1,488	1,083	835
Total services revenues (a)	28,278	24,012	20,089
Equipment
Fixed services - excluding network construction contracts	46	61	81
Fixed services - network construction contracts	7	19	—
Mobile services – Personal	4,920	3,126	1,915
Mobiles services – Núcleo	90	69	32
Total equipment revenues (b)	5,063	3,275	2,028
Total revenues (a)+(b)	33,341	27,287	22,117
Other income
Fixed services (i)	26	33	75
Mobile services – Personal	21	24	4
Mobile services – Núcleo	—	6	—
Total other income (c)	47	63	79

Total revenues and other income (a)+(b)+(c)	33,388	27,350	22,196

(i)             Includes 6 and 57 of supplier’s indemnities as of December 31, 2013 and 2012, respectively.

Service revenues by type of service (regardless of the segment which originate them) are:

	Years ended December 31,
	2014	%	2013	%	2012	%
Voice - Retail	8,758	31	7,817	32	7,265	36
Voice - Wholesale	3,008	11	2,828	12	2,662	13
Total Voice	11,766	42	10,645	44	9,927	49
Internet	7,045	25	4,879	20	3,395	17
Data	9,467	33	8,488	36	6,767	34
Total services revenues	28,278	100	24,012	100	20,089	100

Note 22 – Operating expenses

Operating expenses disclosed by nature of expense amounted to $27,945, $22,832 and $18,230 for the years ended December 31, 2014, 2013 and 2012, respectively. The breakdown of Employee benefit expenses and severance payments, Cost of equipments and handsets, Provisions and Bad debt expenses are disclosed in Notes 13, 7, 17 and 5, respectively.

The main components of the remaining operating expenses are the following:

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2014	2013	2012
Fixed telephony interconnection costs	(292)	(237)	(217)
Cost of international outbound calls	(191)	(133)	(135)
Lease of circuits and use of public network	(304)	(208)	(164)
Mobile Services - charges for roaming	(415)	(425)	(366)
Mobile Services - charges for TLRD	(872)	(826)	(825)
	(2,074)	(1,829)	(1,707)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2014	2013	2012
Maintenance of hardware and software	(382)	(337)	(297)
Technical maintenance	(675)	(486)	(373)
Service connection fees for fixed lines and Internet lines	(205)	(193)	(130)
Service connection fees capitalized as SAC (Note 3.i)	7	6	11
Service connection fees capitalized as Intangible assets (Note 3.i)	30	30	21
Other maintenance costs	(315)	(260)	(203)
Obsolescence of inventories – Mobile Services Personal (Note 7)	(81)	(109)	(12)
Call center fees	(1,141)	(763)	(665)
Other fees for services	(541)	(501)	(447)
Directors and Supervisory Committee’s fees	(30)	(28)	(14)
	(3,333)	(2,641)	(2,109)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2014	2013	2012
Turnover tax	(1,810)	(1,458)	(1,045)
Taxes with the Regulatory Authority	(729)	(637)	(517)
Tax on deposits to and withdrawals from bank accounts	(343)	(258)	(216)
Municipal taxes	(225)	(175)	(128)
Other taxes	(190)	(161)	(112)
	(3,297)	(2,689)	(2,018)

Commissions

	Years ended December 31,
	2014	2013	2012
Agent commissions	(2,061)	(1,641)	(1,365)
Agent commissions capitalized as SAC (Note 3.i)	913	551	314
Distribution of prepaid cards commissions	(582)	(593)	(509)
Collection commissions	(673)	(434)	(317)
Other commissions	(91)	(86)	(72)
	(2,494)	(2,203)	(1,949)

Advertising

	Years ended December 31,
	2014	2013	2012
Media advertising	(431)	(370)	(378)
Fairs and exhibitions	(176)	(139)	(142)
Other advertising costs	(185)	(147)	(140)
	(792)	(656)	(660)

Cost of VAS

	Years ended December 31,
	2014	2013	2012
Cost of mobile value added services	(920)	(697)	(317)
Cost of fixed value added services	(16)	(11)	(9)
	(936)	(708)	(326)

Recovery of restructuring costs/(restructuring costs)

	Years ended December 31,
	2014	2013	2012
Dismissals indemnities (ii)	—	8	(90)
	—	8	(90)

(ii) As of December 31, 2012 includes (54) charged to provisions related to the pending restructuring plan. As of December 31, 2013, includes 8 corresponding to the recovery of the provision related to the Restructuring Plan finished in June 2013.

Other operating expenses

	Years ended December 31,
	2014	2013	2012
Transportation, freight and travel expenses	(559)	(451)	(364)
Delivery costs capitalized as SAC	59	39	33
Rental expense	(402)	(295)	(214)
Energy, water and others	(469)	(409)	(358)
International and satellite connectivity	(147)	(136)	(124)
	(1,518)	(1,252)	(1,027)

D&A

	Years ended December 31,
	2014	2013	2012
Depreciation of PP&E	(2,389)	(1,983)	(1,792)
Amortization of SAC and service connection costs	(811)	(867)	(797)
Amortization of other intangible assets	(43)	(23)	(23)
	(3,243)	(2,873)	(2,612)

Gain on disposal of PP&E and impairment of PP&E

	Years ended December 31,
	2014	2013	2012
Gain on disposal of PP&E	9	14	8
Impairment of PP&E (iii)	(25)	(187)	—
	(16)	(173)	8

(iii) Includes (26) corresponding to the impairment of Personal’s work in progress, (35) corresponding to the impairment of Telecom Argentina’s work in progress and 36 corresponding to a lower impairment from projects with the private sector in Telecom Argentina as of December 31, 2014. Includes (65) corresponding to the impairment of commercial systems of Personal and (122) corresponding to the impairment of PP&E (PP&E, construction in progress and materials) of Telecom Argentina as of December 31, 2013.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2014	2013	2012
Operating costs	(17,345)	(13,700)	(10,731)
Administration costs	(1,404)	(1,072)	(862)
Commercialization costs	(9,096)	(7,617)	(6,492)
Other expenses – provisions	(84)	(270)	(153)
Gain on disposal of PP&E and impairment of PP&E	(16)	(173)	8
	(27,945)	(22,832)	(18,230)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2014, 2013 and 2012 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2012	262	415	77	754
2013	372	524	71	967
2014	501	725	46	1,272

Further information is provided in Note 3.j) to these consolidated financial statements.

Note 23 – Operating income

	Years ended December 31,
	2014	2013	2012
Operating income from services and other income
Revenues and other income	28,325	24,075	20,168
Operating expenses	(20,543)	(16,675)	(13,583)
Operating income before D&A (a)	7,782	7,400	6,585
D&A	(3,243)	(2,873)	(2,612)
Gain on disposal and impairment of PP&E	(16)	(173)	8
Operating income from services and other income	4,523	4,354	3,981

Operating income (loss) from equipment sales
Revenues	5,063	3,275	2,028
Cost of equipments and handsets	(4,143)	(3,111)	(2,043)
Operating income (loss) before D&A from equipment sales (b)	920	164	(15)

Total operating income	5,443	4,518	3,966

Consolidated operating income
Operating income before D&A (a)+(b)	8,702	7,564	6,570
D&A	(3,243)	(2,873)	(2,612)
Gain on disposal and impairment of PP&E	(16)	(173)	8
Total operating income	5,443	4,518	3,966

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2014	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	8,532	19,793	28,325
Intersegment revenues	1,772	138	1,910
Third party operating expenses	(8,056)	(12,487)	(20,543)
Intersegment operating expenses	(138)	(1,772)	(1,910)
Operating income before D&A from services and other income (1)	2,110	5,672	7,782

Equipments revenues
Third party revenues	53	5,010	5,063
Third party operating expenses	(72)	(4,071)	(4,143)
Operating income (loss) before D&A from equipments revenues (2)	(19)	939	920
Total operating income before D&A (3)=(1)+(2)	2,091	6,611	8,702

D&A (4)	(1,230)	(2,013)	(3,243)
Gain on disposal of PP&E and impairment of PP&E (5)	9	(25)	(16)
Operating income (6)=(3)-(4)+(5)	870	4,573	5,443

Net effect of the intersegment eliminations (7)	(1,634)	1,634	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	457	8,245	8,702
Net segment contribution to the Operating income (9)=(6)+(7)	(764)	6,207	5,443

Year ended December 31, 2013	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	6,959	17,116	24,075
Intersegment revenues	1,258	124	1,382
Third party operating expenses	(6,352)	(10,323)	(16,675)
Intersegment operating expenses	(124)	(1,258)	(1,382)
Operating income before D&A from services and other income (1)	1,741	5,659	7,400

Equipments revenues
Third party revenues	80	3,195	3,275
Third party operating expenses	(74)	(3,037)	(3,111)
Operating income before D&A from equipments revenues (2)	6	158	164
Total operating income before D&A (3)=(1)+(2)	1,747	5,817	7,564

D&A (4)	(1,019)	(1,854)	(2,873)
Gain on disposal and impairment of PP&E (5)	(106)	(67)	(173)
Operating income (6)=(3)-(4)+(5)	622	3,896	4,518

Net effect of the intersegment eliminations (7)	(1,134)	1,134	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	613	6,951	7,564
Net segment contribution to the Operating income (9)=(6)+(7)	(512)	5,030	4,518

Year ended December 31, 2012	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	6,017	14,151	20,168
Intersegment revenues	1,047	129	1,176
Third party operating expenses	(5,327)	(8,256)	(13,583)
Intersegment operating expenses	(129)	(1,047)	(1,176)
Operating income before D&A from services and other income (1)	1,608	4,977	6,585

Equipments revenues
Third party revenues	81	1,947	2,028
Third party operating expenses	(44)	(1,999)	(2,043)
Operating income (loss) before D&A from equipments revenues (2)	37	(52)	(15)
Total operating income before D&A (3)=(1)+(2)	1,645	4,925	6,570

D&A (4)	(929)	(1,683)	(2,612)
Gain on disposal of PP&E (5)	7	1	8
Operating income (6)=(3)-(4)+(5)	723	3,243	3,966

Net effect of the intersegment eliminations (7)	(918)	918	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	727	5,843	6,570
Net segment contribution to the Operating income (9)=(6)+(7)	(195)	4,161	3,966

Note 24 – Finance income and expenses

	Years ended December 31,
	2014	2013	2012
Interest on cash equivalents	279	614	291
Gains on investments (Argentine companies notes and governments bonds)	165	39	3
Interest on receivables	161	124	89
Gains on Mutual Funds	124	85	16
Foreign currency exchange gains	728	489	161
Interest on related parties (Nota 27.b)	—	5	—
Gain on NDF (Note 20)	42	55	—
Other	2	5	10
Total finance income	1,501	1,416	570
Interest on loans – Núcleo and Personal	(30)	(17)	(13)
Interest on salaries and social security payable, other taxes payables and accounts payable	(27)	(19)	(16)
Interest on provisions (Note 17)	(118)	(75)	(82)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(5)	(8)	(19)
Foreign currency exchange losses (*)	(906)	(768)	(207)
Interest on pension benefits (Note 16)	(23)	—	—
Loss on NDF (Note 20)	(139)	—	(1)
Other	—	(1)	(3)
Total finance expenses	(1,248)	(888)	(341)
Total finance income, net	253	528	229

(*) Include 228 and 151 of foreign currency exchange losses generated by Government bonds as of December 31, 2014 and 2013, respectively.

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

For financial year 2012, the weighted average of shares outstanding totaled 984,380,978 shares, coincident with total shares subscribed. For financial years ended December 31, 2014 and 2013 the weighted average number of shares outstanding decrease to 969,159,605 and 978,939,079 shares, respectively, due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 19.d) to these consolidated financial statements

Note 26 – Financial risk management

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

➢      Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2014 the Telecom Group had outstanding floating rate borrowings (bank overdrafts – see Note 12).

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and/or adjustable by variable interest rates.

As of December 31, 2014 and 2013, Telecom Argentina has no financial debt outstanding during the fiscal years ended in those dates and to their closing dates. However, Telecom Argentina, Personal and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Personal’s bank overdrafts are denominated in pesos (its functional currency) and accrued interests at variable rates and Núcleo’s financial debt is denominated in guaraníes (its functional currency) and accrued interests at fixed rates.

Additionally, the Telecom Group has cash and cash equivalents and investments denominated in USD and euros (approximately 25% of these items) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Telecom Group holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked), and mutual funds whose main underlying asset is also dollar linked. They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial commitments in foreign currency. Dollar linked investments and dollar linked mutual funds represent approximately 59% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2014.

The following table shows a breakdown of Telecom Argentina’s net assessed financial position exposure to currency risk as of December 31, 2014 and 2013:

12.31.14

Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	67	8.451	567
G	141,182	0.002	256
EURO	1	10.265	13
	Total assets		836
Liabilities
US$	(436)	8.551	(3,725)
G	(276,621)	0.002	(503)
EURO	(9)	10.407	(97)
SDR	(1)	12.240	(8)
	Total liabilities		(4,333)
	Net liabilities		(3,497)

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2014, entered into several NDF contracts to purchase a total amount of US$149 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $332 as of December 31, 2014 (See Note 20 – Financial Instruments) and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $359 as of December 31, 2014. The portion of the net liability position in foreign currency not covered by these instruments amounted to $1,532 as of December 31, 2014.

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

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2014, which is a net liability position in foreign currency of $3,497 equivalent to US$409 million, Management estimates that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $41 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $1,532 equivalent to US$ 179 million, and a variation of the exchange rate of $ 0.10 as described in the previous paragraph, would generate a variation of $18 in the consolidated financial position in foreign currency.

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

Interest rate risk – Sensitivity analysis

Except for the bank overdrafts denominated in pesos and at a floating rate interest from Personal, as of December 31, 2014 and 2013, the Company had no outstanding floating rate borrowings neither during fiscal years ended in those dates. Therefore, the Telecom Group is not currently exposed to significant cash flow risk in this connection.

➢    Credit risk

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

Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	938	—	938
Total not due	825	354	3,332	175	4,686
Total as of December 31, 2014	825	354	4,270	175	5,624

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $938 as of December 31, 2014 ($972 as of December 31, 2013).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Telecom Group evaluates the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

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

➢    Liquidity risk

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

The Telecom Group maintains a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Telecom Group has consolidated cash and cash equivalents amounting to $825 (equivalent to US$ 98 million) as of December 31, 2014 (in 2013, $5,224, equivalent to US$ 806 million). This reduction in cash and cash equivalents was mainly due to the acquisition of the Spectrum described in Note 2.b). Nevertheless, the Telecom Group has bank credit lines and a global program of Notes that will finance its short- term obligations and its investment plan in addition to the operating cash flow expected in future years.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 1,296	—	—	—	1,296
First quarter 2015	4,776	160	647	15	5,598
Second quarter 2015	—	6	223	32	261
Third quarter 2015	—	24	137	—	161
Fourth quarter 2015	—	8	17	—	25
January 2016 thru December 2016	—	90	73	7	170
January 2017 thru December 2017	—	110	47	—	157
January 2018 and thereafter	—	95	58	1	154
	6,072	493	1,202	55	7,822

(*) As of the date of issuance of these consolidated financial statements, $922 were paid.

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments considering the business evolution and changes in economic conditions.

To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders and the level of indebtedness.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2013.

The Telecom Group does not have to comply with regulatory capital adequacy requirements.

Note 27 —Related party balances and transactions

(a) Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor —Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Art. 33 of Law No. 19,550. As of December 31, 2014, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 19.d) — Acquisition of Treasury Shares, as of December 31, 2014, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of December 31, 2014 these shares represent 78.38% of the capital stock of Nortel.

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

On November 14, 2013, Telecom Italia S.p.A y Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to the prior obtaining of certain regulatory authorizations therefore required.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina’s Class B shares representing 1.58% of its capital stock and Nortel’s ADRs representing 8% of the total Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by the Fintech Group to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. agreed the transfer of 17% of the capital stock of Sofora to the Fintech Group; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and one-half years.

It was informed that the majority of the members of Sofora’s Board of Directors will continue to be appointed by the Telecom Italia Group until the regulatory authorizations in Argentina are obtained and the transfer of the 51% controlling interest in Sofora is completed. No material changes in Sofora and its subsidiaries’ corporate governance are expected.

It was also informed that: “if the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least US$ 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.

If it was not possible for Telecom Italia to sell to a third party within a period of two and one-half years, the agreement with Fintech will be terminated, Fintech will pay to Telecom Italia an amount of US$ 175 million and Telecom Italia will have an option to purchase (or designate a Telecom Italia Group company to purchase) within a period of sixth months the 17% minority interest in Sofora previously transferred to Fintech, pursuant to a formula agreed by the parties.”

As of the date of issuance of these consolidated financial statements, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina - Inversiones S.L. (32%) and Fintech Telecom LLC (17%). The economic rights of Telecom Italia Group in Telecom Argentina amounted to 14.5% as of December 31, 2014.

More information about the operation celebrated between the Telecom Italia Group and the Fintech Group is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov.

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

The following is a summary of the balances and transactions with related parties as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, respectively:

		As of December 31,
	Type of related party	2014	2013
CURRENT ASSETS
Trade receivables
TIM Participações S.A. (a)	Other related party	5	—
Latin American Nautilus Argentina S.A. (a)	Other related party	3	1
Telecom Italia Sparkle S.p.A. (a)	Other related party	1	1
Telecom Italia S.p.A. (a)	Parent company	1	—
Total trade receivables, net		10	2
Other receivables
Latin American Nautilus Ltd. (a) (d)	Other related party	52	76
Caja de Seguros S.A. (a) (b)	Other related party	46	27
Total other receivables, net		98	103

NON CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (a) (d)	Other related party	36	88
Total other receivables, net		36	88
CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	61	176
Latin American Nautilus Ltd. (a)	Other related party	11	3
Telecom Italia S.p.A. (a)	Parent company	16	12
Telecom Italia Sparkle S.p.A. (a)	Other related party	13	9
Latin American Nautilus USA Inc. (a)	Other related party	2	2
TIM Participações S.A. (a)	Other related party	—	1
Caja de Seguros S.A. (a) (b)	Other related party	57	38
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	8	6
Total trade payables		168	247

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2014	2013	2012
Caja de Seguros S.A. (a) (b)	Recovery of insurance	Other related party	404	231	148
Standard Bank (b) (c)	Equipment and handsets	Other related party	—	—	24
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	Other related party	26	17	12
TIM Participações S.A. (a)	Roaming	Other related party	11	13	13
Telecom Italia S.p.A. (a)	Roaming	Parent company	2	3	3
Latin American Nautilus Argentina S.A. (a)	International inbound calls and roaming	Other related party	9	2	3
Total services rendered			452	266	203

	Transaction		Years ended December 31,
Services received	description	Type of related party	2014	2013	2012
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security - Insurance	Other related party	(61)	(47)	(36)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(29)	(18)	(14)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance	Other related party	(9)	(9)	(6)
Latin American Nautilus Ltd. (a).	International inbound calls and data	Other related party	(147)	(104)	(101)
Italtel Group (a)	Maintenance, materials and supplies	Other related party	(63)	(65)	(75)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and others	Other related party	(52)	(31)	(29)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Parent company	(18)	(23)	(28)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(8)	(7)	(3)
TIM Participações S.A. (a)	Roaming	Other related party	(19)	(13)	(12)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(12)	(9)	(8)
Total services received			(418)	(326)	(312)

	Transaction		Years ended December 31,
Finance income	description	Type of related party	2014	2013	2012
Nortel	Interest	Direct parent Company	—	5	—
Standard Bank (b) (c)	Interest	Other related party	—	—	5
Total finance income			—	5	5

		Years ended December 31,
Purchases of PP&E and intangible assets	Type of related party	2014	2013	2012
Italtel Group (a)	Other related party	153	153	69
Telecom Italia S.p.A. (a)	Parent company	—	—	4
Total purchases of PP&E and intangible assets		153	153	73

		As of December 31,
Commitments	Type of related party	2014	2013
	Other related parties	329	363
		329	363

(a)         Such companies relate to Telecom Italia Group.

(b)         Such companies relate to W de Argentina - Inversiones S.L.

(c)          This entity is no longer related party as from November 2012.

(d)         Corresponds to an agreement of lease-mode IP international capacity until December 2016. The Company paid approximately $267.6 in February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(c) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $56, $70 and $52 for the years ended December 31, 2014, 2013 and 2012, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2014	2013	2012
Salaries (1)	31	34	22
Variable compensation (1)	7	21	18
Social security contributions	11	12	10
Termination benefits	7	3	2
	56	70	52

(1) Gross compensation. Social security and income tax retentions are in charge of the employee.

As of December 31, 2014, 2013 and 2012, respectively, an amount of $8, $25 and $20 remained unpaid.

The estimated compensation of the members of the Telecom Argentina’s Board of Directors for fiscal year 2014 is approximately of $16. The compensation for the members of the Telecom Argentina´s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2013 and 2012 were approximately of $13 and $9, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

Note 28 — Segment information

Until fiscal year ended December 31, 2013, the Telecom Group carried out its activities through six companies, each identified as an operating segment. On February 19, 2014 Personal sold its equity interest in Springville; which results, assets and liabilities were included in the “Personal Mobile Services” segment and which figures were immaterial, as disclosed in Note 3.d) to these consolidated financial statements. Since July 2014, Núcleo has constituted a new Paraguayan controlled company (Personal Envíos), which is included in the segment “Núcleo Mobile Services”. Therefore, as from December 31, 2014, the Telecom Group carries out its activities through six companies which were consolidated by the end of fiscal year 2014.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2014, 2013 and 2012 was as follows:

For the year ended December 31, 2014

•             Income statement information

	Fixed	Mobile Services			Elimi-
	Services	Personal	Núcleo	Subtotal	nations	Total
Total revenues and other income (1)	10,357	23,353	1,588	24,941	(1,910)	33,388
Employee benefit expenses and severance payments	(4,021)	(1,452)	(118)	(1,570)	—	(5,591)
Interconnection costs and other telecommunication charges	(676)	(2,592)	(192)	(2,784)	1,386	(2,074)
Fees for services, maintenance, materials and supplies	(1,402)	(2,145)	(137)	(2,282)	351	(3,333)
Taxes and fees with the Regulatory Authority	(723)	(2,527)	(47)	(2,574)	—	(3,297)
Commissions	(210)	(2,181)	(156)	(2,337)	53	(2,494)
Cost of equipments and handsets	(72)	(3,959)	(112)	(4,071)	—	(4,143)
Advertising	(151)	(563)	(78)	(641)	—	(792)
Cost of VAS	(16)	(856)	(64)	(920)	—	(936)
Provisions	(115)	31	—	31	—	(84)
Bad debt expenses	(89)	(315)	(20)	(335)	—	(424)
Other operating expenses	(791)	(761)	(86)	(847)	120	(1,518)
Operating income before D&A	2,091	6,033	578	6,611	—	8,702
Depreciation of PP&E	(1,084)	(1,002)	(303)	(1,305)	—	(2,389)
Amortization of intangible assets	(146)	(648)	(60)	(708)	—	(854)
Gain on disposal of PP&E and impairment of PP&E	9	(25)	—	(25)	—	(16)
Operating income	870	4,358	215	4,573	—	5,443
Financial results, net	275	—	(22)	(22)	—	253
Income before income tax expense	1,145	4,358	193	4,551	—	5,696
Income tax expense, net	(403)	(1,542)	(22)	(1,564)	—	(1,967)
Net income	742	2,816	171	2,987	—	3,729

Net income attributable to Telecom Argentina (Controlling Company)						3,673
Net income attributable to non-controlling interest						56
						3,729

(1)

Service revenues	8,506	18,284	1,488	19,772	—	28,278
Equipment sales	53	4,920	90	5,010	—	5,063
Other income	26	21	—	21	—	47
Subtotal third party revenues and other income	8,585	23,225	1,578	24,803	—	33,388
Intersegment revenues	1,772	128	10	138	(1,910)	—
Total revenues and other income	10,357	23,353	1,588	24,941	(1,910)	33,388

•             Balance sheet information

PP&E, net	7,751	4,688	1,370	6,058	—	13,809
Intangible assets, net	395	4,877	60	4,937	(1)	5,331
Capital expenditures on PP&E (a)	2,112	1,896	296	2,192	—	4,304
Capital expenditures on intangible assets (b)	165	4,427	61	4,488	—	4,653
Total capital expenditures (a)+ (b)	2,277	6,323	357	6,680	—	8,957
Total additions on PP&E and intangible assets	2,628	6,564	355	6,919	—	9,547
Net financial asset (debt)	219	693	(167)	526	—	745

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	31,697	31,428	18,414
Abroad	1,691	1,960	1,510
Total	33,388	33,388	19,924

For the year ended December 31, 2013

•             Income statement information

	Fixed	Mobile Services			Elimi-
	Services	Personal	Núcleo	Subtotal	nations	Total
Total revenues and other income (1)	8,297	19,269	1,166	20,435	(1,382)	27,350
Employee benefit expenses and severance payments	(2,991)	(1,077)	(84)	(1,161)	—	(4,152)
Interconnection costs and other telecommunication charges	(525)	(2,148)	(171)	(2,319)	1,015	(1,829)
Fees for services, maintenance, materials and supplies	(1,126)	(1,634)	(101)	(1,735)	220	(2,641)
Taxes and fees with the Regulatory Authority	(578)	(2,076)	(35)	(2,111)	—	(2,689)
Commissions	(177)	(1,970)	(112)	(2,082)	56	(2,203)
Cost of equipments and handsets	(74)	(2,956)	(81)	(3,037)	—	(3,111)
Advertising	(159)	(442)	(55)	(497)	—	(656)
Cost of VAS	(11)	(663)	(34)	(697)	—	(708)
Provisions	(169)	(101)	—	(101)	—	(270)
Bad debt expenses	(58)	(214)	(11)	(225)	—	(283)
Recovery of restructuring costs / restructuring costs	8	—	—	—	—	8
Other operating expenses	(690)	(598)	(55)	(653)	91	(1,252)
Operating income before D&A	1,747	5,390	427	5,817	—	7,564
Depreciation of PP&E	(905)	(888)	(190)	(1,078)	—	(1,983)
Amortization of intangible assets	(114)	(740)	(36)	(776)	—	(890)
Gain on disposal of PP&E and impairment of PP&E	(106)	(68)	1	(67)	—	(173)
Operating income	622	3,694	202	3,896	—	4,518
Financial results, net	213	334	(19)	315	—	528
Income before income tax expense	835	4,028	183	4,211	—	5,046
Income tax expense, net	(297)	(1,472)	(23)	(1,495)	—	(1,792)
Net income	538	2,556	160	2,716	—	3,254

Net income attributable to Telecom Argentina (Controlling Company)						3,202
Net income attributable to non-controlling interest						52
						3,254

(1)

Service revenues	6,926	16,003	1,083	17,086	—	24,012
Equipment sales	80	3,126	69	3,195	—	3,275
Other income	33	24	6	30	—	63
Subtotal third party revenues and other income	7,039	19,153	1,158	20,311	—	27,350
Intersegment revenues	1,258	116	8	124	(1,382)	—
Total revenues and other income	8,297	19,269	1,166	20,435	(1,382)	27,350

•             Balance sheet information

PP&E, net	6,557	3,604	1,065	4,669	—	11,226
Intangible assets, net	376	1,098	46	1,144	(1)	1,519
Capital expenditures on PP&E (a)	2,037	1,646	281	1,927	—	3,964
Capital expenditures on intangible assets (b)	118	723	46	769	—	887
Total capital expenditures (a)+ (b)	2,155	2,369	327	2,696	—	4,851
Total additions on PP&E and intangible assets	2,453	2,437	324	2,761	—	5,214
Net financial asset (debt)	1,669	3,896	(211)	3,685	—	5,354

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	26,118	25,937	12,233
Abroad	1,232	1,413	1,146
Total	27,350	27,350	13,379

For the year ended December 31, 2012

•             Income statement information

	Fixed	Mobile Services			Elimi-
	Services	Personal	Núcleo	Subtotal	nations	Total
Total revenues and other income (1)	7,145	15,354	873	16,227	(1,176)	22,196
Employee benefit expenses and severance payments	(2,380)	(825)	(64)	(889)	—	(3,269)
Interconnection costs and other telecommunication charges	(507)	(1,947)	(128)	(2,075)	875	(1,707)
Fees for services, maintenance, materials and supplies	(950)	(1,242)	(76)	(1,318)	159	(2,109)
Taxes and fees with the Regulatory Authority	(449)	(1,542)	(27)	(1,569)	—	(2,018)
Commissions	(169)	(1,745)	(92)	(1,837)	57	(1,949)
Cost of equipments and handsets	(44)	(1,964)	(35)	(1,999)	—	(2,043)
Advertising	(171)	(436)	(53)	(489)	—	(660)
Cost of VAS	(9)	(292)	(25)	(317)	—	(326)
Provisions	(89)	(65)	1	(64)	—	(153)
Bad debt expenses	(56)	(211)	(8)	(219)	—	(275)
Restructuring costs	(83)	(7)	—	(7)	—	(90)
Other operating expenses	(593)	(484)	(35)	(519)	85	(1,027)
Operating income before D&A	1,645	4,594	331	4,925	—	6,570
Depreciation of PP&E	(833)	(830)	(129)	(959)	—	(1,792)
Amortization of intangible assets	(96)	(696)	(28)	(724)	—	(820)
Gain on disposal of PP&E	7	1	—	1	—	8
Operating income	723	3,069	174	3,243	—	3,966
Financial results, net	52	186	(9)	177	—	229
Income before income tax expense	775	3,255	165	3,420	—	4,195
Income tax expense, net	(273)	(1,170)	(20)	(1,190)	—	(1,463)
Net income	502	2,085	145	2,230	—	2,732

Net income attributable to Telecom Argentina (Controlling Company)						2,685
Net income attributable to non-controlling interest						47
						2,732

(1)

Service revenues	5,942	13,312	835	14,147	—	20,089
Equipment sales	81	1,915	32	1,947	—	2,028
Other income	75	4	—	4	—	79
Subtotal third party revenues and other income	6,098	15,231	867	16,098	—	22,196
Intersegment revenues	1,047	123	6	129	(1,176)	—
Total revenues and other income	7,145	15,354	873	16,227	(1,176)	22,196

•             Balance sheet information

PP&E, net	5,399	2,851	785	3,636	—	9,035
Intangible assets, net	372	1,115	28	1,143	(1)	1,514
Capital expenditures on PP&E (a)	1,347	902	166	1,068	—	2,415
Capital expenditures on intangible assets (b)	83	733	27	760	(1)	842
Total capital expenditures (a)+ (b)	1,430	1,635	193	1,828	(1)	3,257
Total additions on PP&E and intangible assets	1,548	1,679	190	1,869	(1)	3,416
Net financial asset (debt)	1,454	2,295	(101)	2,194	—	3,648

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	21,286	21,030	9,991
Abroad	910	1,166	832
Total	22,196	22,196	10,823

Note 29 — Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Telecom Argentina
Fiscal year 2014:
March 31	7,466	2,112	1,377	(32)	906	889
June 30	8,119	2,007	1,241	186	930	916
September 30	8,598	2,067	1,225	76	848	839
December 31	9,158	2,516	1,600	23	1,045	1,029
	33,341	8,702	5,443	253	3,729	3,673
Fiscal year 2013:
March 31	6,064	1,799	1,115	135	813	802
June 30	6,649	1,825	945	79	662	652
September 30	7,114	1,930	1,203	163	886	870
December 31	7,460	2,010	1,255	151	893	878
	27,287	7,564	4,518	528	3,254	3,202
Fiscal year 2012:
March 31	5,126	1,647	1,033	61	708	698
June 30	5,254	1,492	849	51	586	577
September 30	5,645	1,587	921	47	629	616
December 31	6,092	1,844	1,163	70	809	794
	22,117	6,570	3,966	229	2,732	2,685

Note 30 — Restrictions on distribution of profits and dividends

(a) Restrictions on distribution of profits

Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to LSC and CNV provisions previously disclosed.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LSC, and earlier constitution of the Legal reserve. The retained earnings as of December 31, 2014 are positive and amounted to $3,673.

	2014	2013	2012

Dividends declared and paid by Telecom Argentina during the year ($1.24, $1.03 and $0.82 peso per share, respectively)	1,202	(*) 1,000	807

Proposed for approval at the Annual General Meeting (not recognized as a liability as at December 31)	(**)	—	—

(*) By reversal of the reserve for future cash dividends

(**) As of the date of the issuance of these consolidated financial statements the Board of Directors of the Company has resolved to defer the proposal of allocation of the retained earnings to the Annual Shareholders meeting.

Note 31 — Changes in laws and regulations

New Law of Promotion of Registered Labor and Prevention of Labor Fraud

On June 2, 2014, Law No. 26,940 of Promotion of Registered Labor and Prevention of Labor Fraud was published in the Official Bulletin. This new Law, among other issues, creates a Public Registry of Employers with Labor Penalties (the “Registry”) and defines a range of labor and social security offenses pursuant to which an employer is to be included in such Registry.

The employers included in the Registry shall be subject to various kinds of penalties, such as: not being allowed to participate in public programs, benefits or subsidies, not having access to public banks credit, not being allowed to enter into agreements or receive authorizations to use state owned assets, or not being authorized by the Government to provide public services nor be granted licenses. In addition, those employers who commit the same offence pursuant to which they were included in the Registry within three years of the penalty will not be allowed to deduct their labor costs from their income tax, as long as they remain included in the Registry.

Regulation to implement the law was passed by the Executive Branch of the Argentine Government on September 30, 2014. As a result, as of the date of issuance of these consolidated financial statements, the Law is already effective. Exceptions to the penalty regime provided in its regulations are very limited and have no practical effect to restrict its application. Taking into account that the Law has become effective recently and depending on the way in which the authorities—Ministry of Labor—choose to enforce it, as of this date we cannot estimate the impact of this new labor rules on the financial condition and results of operations of the companies domiciled in Argentina.

New Federal Civil and Commercial Code

On August 8, 2014, Law No. 26,994 was published in the Official Bulletin, pursuant to which a new Federal Civil and Commercial Code was approved, which will become effective on August 1, 2015.

The Code is a new legal body that codifies Argentine private law and modifies certain specific laws such as the LSC and the Consumers’ Defense Law.

Management of the Company, with the advice of its legal counsel, is currently analyzing the various topics contained in the Federal Civil and Commercial Code in order to assess the effects that such Code will have on the Group’s operations, once it becomes effective.

New Supply Law

On September 19, 2014, Law No. 26,991 of Regulation of the Production and Consumer Relations was published in the Official Bulletin, which materially modified the provisions of the Supply Law No. 20,680. Law No. 26,991 became effective on October 2, 2014.

The new law provides that if economic agents undertake certain types of conduct (such as artificially increasing prices, accumulating raw material, unjustifiably restricting the sale of goods or services, etc.), the authorities will have wide powers to intervene issuing production and commercialization rules, fixing prices or revenue margins, granting subsidies, among others. The authorities will also have the power to impose penalties.

As regards penalties, the maximum amount for fines was increased up to $10, authorizing a further increase of such amount up to three times the earnings obtained while violating the law. In addition, other penalties are included, such as closing down facilities, disqualification for the use or renewal of credits, seizure of merchandise, disqualification to perform acts of commerce, suspension in Government suppliers’ registries and loss of concessions, privileges and tax or credit special regimes. The new law excludes prison, which was contemplated as a penalty in the prior regime.

The law introduces the ‘solve et repete’ (pay now, appeal later) principle as a necessary condition to appeal before the courts any administrative resolutions that impose a fine, condition that may only be exempted if the affected party proves that complying with it “causes severe hardship to the appellant”.

In the case of a shortage or scarcity of goods or services that satisfy basic or essential needs concerning the general welfare of the population, the Regulatory Authority will have the power —by passing a resolution— to instruct the sale, production, distribution or provision of those goods or services, regardless of who owns this property. In the event of non-compliance with the Law, penalties could be imposed.

The law does not apply to small and medium sized companies as long as they do not hold a dominant market position pursuant to the parameters and definitions set forth in Law No. 25,156 (the Antitrust Law).

Management of the Company, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess the effects that it may have on the Group’s operations.

New Conflict Resolution Regime for Consumer Relations Matters

On September 19, 2014, Law No. 26,993 was published in the Official Bulletin, establishing a legal regime applicable to conflict resolution for consumer relations matters. The law became effective on October 2, 2014.

This new law creates new procedures and institutes for consumers to file their complaints, which are described below.

First, Law No. 26,993 creates the Prior Mediation Service for Consumer Relation Conflict Resolution (in Spanish, “COPREC”) to intervene in complaints made by consumers or users which arise in the consumer relations field, and for complaints involving amounts which do not exceed an amount equivalent to 55 (fifty five) the Minimum, Vital and Flexible Salaries (“Salario Mínimo Vital y Móvil”, the minimum wage to be paid to an employee as set by the Government).  The participation of COPREC is mandatory and prior to any complaint before the Audit in Consumer Relations (new entity created by the above referred law), or, if applicable, to any claim filed before the Federal Justice in Consumer Relations (“Relaciones de Consumo”).

An Audit in Consumer Relations entity (the “Audit”) was created to exist within the Ministry of Economy and Public Finance. Such entity is defined as an independent authority and considered an administrative court for all claims within its jurisdiction. The Audit will have the competence to decide conflicts on damage liability, claimed by consumers or users, up to an amount of 15 (fifteen) Minimum, Vital and Flexible Salaries. As in the case of the COPREC, the above referred law regulates the procedure applicable to all disputes submitted before the Audit. Resolutions issued by the Audit may be challenged through a direct appeal to the Federal Court of Appeals in Consumer Relations or before the applicable Courts of Appeals.

Finally, the law also creates the Federal Justice in Consumer Relations that in the Autonomous City of Buenos Aires will be responsible for the Federal Courts of First Instance in Consumer Relations, and the Federal Court of Appeals in Consumer Relations. In the rest of the country, it will be responsible for the applicable Courts of Appeals. The Federal Justice shall be competent in Consumer Relations cases relating to consumer relations in which the claim amount, as of the time of filing such claim, does not exceed an amount of 55 (fifty five) Minimum, Vital and Flexible Salaries.

This law also introduces amendments to the Law of Consumer’s Defense No. 24,240, to Antitrust Law No. 25,156 and to Law No. 22,802 of Commercial Loyalty. Thus, it provides that any acts imposing penalties for violations of the provisions of the above referenced laws may be challenged through a direct appeal before the Federal Court of Appeals in Consumer Relations or before the applicable Courts of Appeals of the Argentine provinces, as applicable. In case the penalties include a fine, the filing of recourse before the courts shall be subject to the previous payment of such fine.

The law also modifies the penalties set forth in Law No. 22,802 and the powers of the regulatory authority provided by Law No. 25,156 —to be determined by the Executive Branch—and provides that all rules included in the latter that refer to the Antitrust Federal Court must be interpreted as referring to the regulatory authority to be appointed.

Management of the Company, with the advice of its legal counsel, is currently analyzing the above referred regulation to assess its scope and the effects that it may have on the Group’s operations.

Note 32 — Subsequent events as of December 31, 2014

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$ 40.8 million. This new loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.25%. The terms and conditions of the loan provide for covenants which are considered standard for these kinds of operations.

The destination of the funds will be the acquisition of the remaining 3G and 4G licenses and the acquisition of PP&E and inventories.