Form 20-F
period 2015-12-31
TELECOM ARGENTINA SA
filed 2016-04-29
CIK 932470

As filed with the Securities and Exchange Commission on April 28, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class A Ordinary Shares, nominal value P$1.00 each	502,034,299
Class B Ordinary Shares, nominal value P$1.00 each	466,883,425
Class C Ordinary Shares, nominal value P$1.00 each	241,881

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

☐ Yes   ☒ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2015. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2015, Telecom Personal S.A., Núcleo S.A., Personal Envíos S.A. (“Envíos”), Telecom Argentina USA Inc. (“Telecom Argentina USA”), and Micro Sistemas S.A. Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., Personal’s subsidiary engaged in the provision of mobile telecommunication services in Paraguay. Envíos is Núcleo’s subsidiary engaged in the provision of mobile financial services in Paraguay.

Our Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-98 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on February 26, 2016.

Our Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, as included in this report, have been audited by an independent registered public accounting firm.

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

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$13.04 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2015. On April 26, 2016, the exchange rate was P$14.31 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates”, and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.”

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

This Annual Report contains certain forward-looking statements and information relating to the Telecom Group that are based on current expectations, estimates and projections of our Management and information currently available to the Telecom Group. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about the Telecom Group’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and other similar expressions are generally intended to identify forward-looking statements.

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

•                  the final results of the contract renegotiation process with the Argentine government and the way the Argentine government regulates Law No. 27,078, the Argentina Digital Law or “LAD,” as amended by Decree No. 267/15;

•                  the creditworthiness of our actual or potential customers;

•                  nationalization, expropriation and/or increased government intervention in companies;

•                  technological changes;

•                  the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate, particularly in the way that the government will unify the LAD and Law No. 26,522 (Audiovisual Communication Services); and

•                  the effects of increased competition.

Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s Management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this Annual Report.

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

AFTIC (Autoridad Federal de Tecnologías de la Información y de las Comunicaciones): The decentralized and autonomous agency in the scope of the PEN appointed as the Regulatory Authority in the LAD. AFTIC was replaced by the ENACOM.

AMBA (Area Metropolitana Buenos Aires): An area comprising the city of Buenos Aires and the greater Buenos Aires area. Telephone calls within the area are considered local.

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

ARSAT: Empresa Argentina de Soluciones Satelitales Sociedad Anónima, a state-owned company.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Auction Terms and Conditions: Terms and Conditions approved by SC Resolution No. 38/14 for the awarding of frequency bands.

Backbone: Portion of telecommunication network with the highest traffic intensity and from which the connections for services in the local areas depart.

Badlar: Buenos Aires Deposits of Large Amount Rate.

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

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Broadband: Services characterized by a transmission speed of 2 Mbps or more. These services include interactive services such as video telephone/video conferencing (both point-to-point and multipoint); video monitoring; interconnection of local networks; file transfer; high-speed fax; e-mail for moving images or mixed documents; Broadband videotext; video on demand and retrieval of sound programs or fixed and moving images.

Broadcasting: Simultaneous transmission of information to all nodes and terminal equipment of a network.

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

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission, which was replaced by the AFTIC and subsequently by the ENACOM.

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

COSO: Committee of Sponsoring Organizations of the Treadway Commission.

CPP (Calling Party Pays): The system whereby the party placing a call to a mobile handset rather than the mobile subscriber pays for the air time charges for the call.

D-AMPS (Digital-Advanced Mobile Phone Service): It is a digital version of AMPS (Advanced Mobile Phone Service), the original analog standard for mobile telephone service in the United States.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Decree No. 267/15: Decree that modifies some aspects of the LAD and Audiovisual Communication Services Law published in the Official Bulletin on January 4, 2016.

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

ENACOM (Ente Nacional de Comunicaciones):  Argentine Communications Body within the scope of the Ministry of Communications, acting as Regulatory Authority as of the date of this Annual Report.

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

Fintech: Fintech Telecom LLC

Flat rate: The rate applied by providers to users accessing the internet. It is usually a fixed monthly rate for a subscription to a specific Internet Service Provider, aside from the number of connection hours to the internet.

Free Pulses: The number of Free Pulses included in the monthly basic charge before the issuance of Decree No. 92/97.

FTTH, FTT Curb, FTT (Fiber to the …): It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTT Curb (Fiber to the Curb or Fiber to the Cabinet), the fiber connection reaches the equipment (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTT Home (Fiber to the Home), the fiber connection terminates inside the customer premises.

GCL: General Corporations Law.

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

MPLS: Functionality and Management coincident with the operation of circuit-oriented transmission networks.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Public Emergency Law: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine government on January 6, 2002, as amended by Law No. 25,790, Law No. 25,820, Law No. 25,972, Law No. 26,077, Law No. 26,204, Law No. 26,339, Law No. 26,456, Law No. 26,563, Law No. 26,729, Law No. 26,896 and Law No. 27,200. Among others, the Public Emergency Law grants the PEN the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

Pulse: Unit on which the rate structure of the regulated fixed line services is based.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Regulatory Bodies: Collectively or individually, the ENACOM, the AFTIC, the SC and the CNC.

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

SBT (Servicio Básico Telefónico): Basic Telephone Service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications, which was replaced by the AFTIC and subsequently by the ENACOM.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

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

Southern Region: See “Northern Region.”

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

UMTS (Universal Mobile Telecommunications System): Third-generation mobile communication standard.

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Public Services Contracts Division.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Universal Service: The availability of Basic Telephone Service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Value Added Services (VAS): Services that provide a higher level of functionality than the basic transmission services offered by a telecommunications network such as video streaming, “Personal Video”, “Nube Personal” (Cloud services), M2M (Machine to Machine communication), social networks, “Personal Messenger”, content and entertainment (SMS subscriptions and content, games, music, etc.), MMS and voice mail.

VDSL: Very high bit rate Digital Subscriber Line.

W de Argentina Inversiones: W de Argentina Inversiones S.A.

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

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

Selected Financial Data

The following table presents our summary financial data for each of the years in the five-year period ended December 31, 2015.

The selected consolidated income statement data for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated financial position data as of December 31, 2015 and 2014 have been prepared in accordance with IFRS as issued by the IASB (“IFRS”) and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2012 and 2011 and the selected consolidated financial position data as of December 31, 2013 and 2012 have been prepared in accordance with IFRS and have been derived from our consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 included in our Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 14, 2014. The selected consolidated financial position data as of December 31, 2011 prepared in accordance with IFRS have been derived from our consolidated financial statements as of December 31, 2012 and 2011 and for the years then ended included in our Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 15, 2013.

The mandatory adoption of IFRS for public companies in Argentina was effective for fiscal years beginning January 1, 2012. Therefore, the consolidated financial statements as of December 31, 2011 for filing with the CNV were prepared in accordance with Argentine GAAP, which differs in certain respects from IFRS. According to the CNV regulations, financial statements under IFRS for the year 2011 were presented as “additional information” to the consolidated financial statements prepared under Argentine GAAP.

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared on historical basis in accordance with IFRS. Based on the assessment required under IAS 29, the Company concluded that Argentina’s economy should not be considered hyperinflationary in the years presented. However, in recent years inflation rates in Argentina have increased and remain relatively high. According to official statistics published by the INDEC, the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 12.6% in the period January-October 2015 (last available data). See “—Risk factors—Risk Factors Relating to Argentina— Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”, “Item 5— Operating and Financial Review and Prospects—Economic and Political Developments in Argentina” and Note 1.e) to the Consolidated Financial Statements.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2015	2014	2013	2012	2011
	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	40,540	33,388	27,350	22,196	18,528
Operating expenses (without depreciation and amortization)	(29,674)	(24,686)	(19,786)	(15,626)	(12,535)
Operating expenses - depreciation and amortization	(4,438)	(3,243)	(2,873)	(2,612)	(2,158)
Gain /(Loss) on disposal of PP&E and impairment of PP&E	(199)	(16)	(173)	8	22
Operating income	6,229	5,443	4,518	3,966	3,857
Other, net (1)	(1,102)	253	528	229	80
Income tax expense	(1,692)	(1,967)	(1,792)	(1,463)	(1,395)
Net income	3,435	3,729	3,254	2,732	2,542
Other Comprehensive Income, net of tax	257	243	133	91	27
Total Comprehensive Income	3,692	3,972	3,387	2,823	2,569
Total Comprehensive Income attributable to Telecom Argentina	3,580	3,837	3,285	2,745	2,532
Total Comprehensive Income attributable to Non-controlling Interest	112	135	102	78	37

Number of shares outstanding at year-end (in millions of shares) (2)	969	969	969	984	984

Net income per share (basic and diluted) (3)	3.51	3.79	3.27	2.73	2.55
Net income per ADS (4)	17.56	18.95	16.35	13.64	12.76
Dividends per share (5)	0.83	1.24	1.03	0.82	0.93
Dividends per ADS (6)	4.15	6.20	5.11	4.10	4.65

FINANCIAL POSITION DATA
Current assets	11,492	6,393	9,751	6,986	5,450
PP&E and intangible assets	25,622	19,140	12,745	10,549	9,735
Other non-current assets	1,351	784	634	274	134
Total assets	38,465	26,317	23,130	17,809	15,319
Current liabilities	16,914	9,097	9,050	5,883	5,519
Non-current liabilities	3,941	2,451	2,029	1,768	1,635
Total liabilities	20,855	11,548	11,079	7,651	7,154
Total equity	17,610	14,769	12,051	10,158	8,165
Equity attributable to Telecom Argentina	17,194	14,418	11,783	9,959	8,021
Non-controlling Interest	416	351	268	199	144

Total Capital Stock (7)	984	984	984	984	984

(1)         Other, net includes Finance income and expenses.

(2)         Number of ordinary shares outstanding at year-end (as of December 31, 2015, 2014 and 2013 excludes treasury shares).

(3)         Calculated based on the weighted average number of ordinary shares outstanding during each period (969,159,605 for the years 2015 and 2014, 978,939,079 shares for the year 2013, and 984,380,978 shares for the years 2012 and 2011).

(4)         Calculated based on the equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (193,831,921 ADSs for the years 2015 and 2014, 195,787,816 ADSs for the year 2013 and 196,876,196 ADSs for the years 2012 and 2011).

(5)         The dividends approved by the General and Ordinary Shareholders’ Meeting on April 29, 2015 represented a dividend per share of P$0.83, which translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available amounts to US$0.09.

(6)         The dividends approved by the General and Ordinary Shareholders’ Meeting on April 29, 2015 represented a dividend per ADS of P$4.15, which translated into U.S. dollars using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available amounts to US$0.46.

(7)         Ordinary shares of P$1 of nominal value each.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

OTHER SELECTED DATA

	2015	2014	2013	2012	2011
Number of installed fixed lines (thousands)(1)	4,904	4,763	4,700	4,851	4,793
Number of fixed lines in service (thousands)(2)	4,043	4,093	4,124	4,128	4,141
Fixed lines in service per 100 inhabitants(3)	19	19	19	20	20
Lines in service per employee (4)	371	370	375	371	373
ARBU (in P$/month) (national + international)	67.7	57.4	52.5	48.2	45.7
Fixed Internet access lines (thousands)	1,814	1,771	1,707	1,629	1,550
Arnet subscribers (thousands)	1,791	1,749	1,687	1,622	1,540
ARPU ADSL (access + ISP) (in P$/month)	207.4	153.0	124.7	102.3	87.0
Mobile subscribers in Argentina (thousands)	19,656	19,585	20,088	18,975	18,193
Subscribers at year-end per employee (4)	4,005	3,950	3,897	3,612	3,774
ARPU (in P$/month)	91.5	74.2	66.8	57.7	51.4
Mobile subscribers in Paraguay (thousands)(5)	2,546	2,481	2,420	2,301	2,149
Subscribers at year-end per employee(4) (6)	6,225	6,159	5,696	5,226	4,945
ARPU (in P$/month)	46.5	47.9	34.6	27.5	26.4
Telecom Group Headcount(7)	16,224	16,416	16,581	16,808	16,346

(1)         Reflects total number of lines available in Switches.

(2)         Includes lines customers, own usage, public telephony and ISDN channels.

(3)         Corresponds to the Northern Region of Argentina.

(4)         Excluding temporary employees, if any.

(5)         Including Wi-Max Internet customers.

(6)         Excluding Wi-Max Internet customers.

(7)         Including temporary employees, if any.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High	Low	Average(1)	End of Period

Year Ended December 31, 2011	4.30	3.97	4.15	4.30
Year Ended December 31, 2012	4.92	4.30	4.55	4.92
Year Ended December 31, 2013	6.52	4.98	5.55	6.52
Year Ended December 31, 2014	8.55	7.87	8.23	8.55
Year Ended December 31, 2015	13.04	8.64	9.45	13.04
Month Ended October 31, 2015	9.55	9.43	9.49	9.55
Month Ended November 30, 2015	9.69	9.56	9.63	9.69
Month Ended December 31, 2015	13.40	9.70	11.41	13.04
Month Ended January 31, 2016	13.96	13.20	13.65	13.96
Month Ended February 29, 2016	15.80	14.13	14.85	15.80
Month Ended March 31, 2016	15.80	14.39	14.95	14.70
April 2016 (through April 26, 2016)	14.79	14.05	14.41	14.31

(1)         Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On April 26, 2016, the exchange rate was P$14.31= US$1.00.

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

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant devaluation. Argentina has experienced economic growth in the last decade, although it slowed down in 2014 and 2015. Uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures and healthy trade and fiscal balances.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Since we realize a substantial portion of our revenues in pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital expenditures denominated in foreign currency. A depreciation in the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the peso amount of our trade liabilities denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF agreements to completely or partially hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). The Company also has financial assets denominated in U.S. dollars that contribute to reduce the exposure to trade payables in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk.” Additionally, in January 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Services Requirements.”

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2015 the devaluation of the peso against the U.S. dollar was 52.5% (31.1% and 32.5% in the years ended December 31, 2014 and 2013, respectively).

On December 17, 2015, the Macri administration lifted many of the restrictions to access the FX markets and the multiple exchange rate system was unified into a floating rate regime through Communication ‘A’ 5850. As a result, the value of the peso depreciated significantly against the dollar. On December 31, 2015 the dollar was worth P$13.04. This measure has permitted almost a total unification of the multiple exchange rate system to be applicable over the commercial and financial transactions in Argentina. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by the Telecom Group or our ability to meet our liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its

PART I - ITEM 3 KEY INFORMATION — RISK FACTORS	TELECOM ARGENTINA S.A.

monetary, fiscal, and exchange rate policy. If any of these changes takes place we cannot anticipate the impact these could have on the value of the peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future.

Since January 2014, a new consumer price index is published aimed at improving the accuracy of measurement of the evolution of the prices in the economy. The new index integrates a set of price indexes which allows the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces of the country. The IPCNu index increased by 11.9% over the last ten months of 2015 (according to last available data) and by 23.9% in 2014. During the last few years there has been a substantial disparity between the inflation indexes published by the INDEC and those higher estimated by private consulting firms. The INDEC estimates that the Argentine wholesale price index increased by 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 12.6% in the period January-October 2015 (according to last available data).

On January 8, 2016, President Macri’s administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016.  During this state of emergency, the INDEC has suspended and will suspend publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information.

As a consequence of the mentioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (October 2015) the index registered an increase of 11.9% over the last ten months. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Buenos Aires City (IPC CABA) and the San Luis Province that registered an increase of 26.9% and 31.6%, respectively.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience high levels of inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, a significant increase in inflation rates could be expected.

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

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In that context, the CNC adopted new interpretations of applicable regulations and imposed fines on telecommunications companies, particularly incumbent operators including our company. Also, new regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually

PART I - ITEM 3 KEY INFORMATION — RISK FACTORS	TELECOM ARGENTINA S.A.

restrict areas where antennas may be deployed; causing negative impact for the mobile service coverage, which in turn affects our quality of services. Provinces have increased, and may continue to increase, their tax rates, particularly the turnover tax rates, resulting in the highest rates in history. Municipal and provincial tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. See “Item 8—Financial Information—Legal Proceedings—Tax Matters” for more information.

Claims may not be resolved in our favor, and changes to the existing laws and regulations may adversely affect our business, financial condition, results of operations and cash flows.

Since assuming office on December 10, 2015, President Macri has announced several economic and policy reforms. As of the date of this Annual Report, the impact that these measures and any future measures taken by the Macri administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted. We believe that the effect of the planned liberalization of the economy, the reduction of the poverty and the integration of Argentina to international markets, will be positive for our business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm Argentine economy and in particular our business.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

The global economic and financial crisis over the last years has resulted in a significant reduction in global GDP growth and a loss in consumer confidence in the financial sectors of many countries. To improve the countries’ financial condition and assist certain troubled industries, some governments have responded with extraordinary intervention in the private sector. Certain governments of the leading industrialized nations have implemented various financial rescue plans outlining new regulatory frameworks that would be expected to remain in effect at least until market conditions and investor and consumer confidence have stabilized.

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

In addition, during 2012, Decree No. 1,278/12 stated that the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance is responsible for the implementation of policies and actions regarding the exercise of shareholder rights of the equity shares of companies where the Argentine government is a minority shareholder and approved for that purpose a Regulation of officers and directors appointed by the shares or equity interests of the Argentine government, establishing the rules that they must follow in performing their duties.

Subsequently, the Secretary of Economic Policy and Development Planning approved Resolution No. 110/12 which assigns the responsibilities, powers and duties set forth in Decree No. 1,278/12 to the “Dirección Nacional de Empresas con participación del Estado” (National Direction of Corporations with government participation).

On October 6, 2015 Law No. 27,181 was published in the Official Bulletin, becoming effective as of that date. Law No. 27,181 declares the protection of government stakes in private companies to be in the public interest and prohibits its sale unless previously authorized by at least two-thirds of Congress. See “Item 4—Information on the Company—Regulatory and Legal Framework—Legal Framework—Law No. 27,181 “Statement of public interest on the protection of the National Government equity interest which are part of the FGS investment portfolio (Sustainability Guarantee Fund).”

PART I - ITEM 3 KEY INFORMATION — RISK FACTORS	TELECOM ARGENTINA S.A.

Also, in January 2013, Law No. 26,831 came into effect, granting new intervention powers to the CNV.  In September 2013, the CNV issued regulations pursuant to Law No. 26,831 through Resolution No. 622/13 that approved the new text of the CNV rules. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law—Law No. 26,831.”

These matters could create uncertainties for some investors of public companies in Argentina, including Telecom Argentina.

Argentina’s economy may contract in the future due to international and domestic conditions which may adversely affect our operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Although Argentina has experienced economic growth in recent years, global financial instability may impact the Argentine economy and cause Argentina a slowdown of the growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Moreover, the growth trend that the Argentine economy has experienced in the most recent years, which slowed down in 2014 and 2015, might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long term growth. Because access to the international financial market could be limited, an increase in public spending not correlated with an increase in public revenues could affect the country’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

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

In the event of any economic, social or political crisis, companies in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing jurisprudence on labor matters and requiring companies to assume increasing responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how our activities will be affected by such changes.

Argentina’s past fiscal problems and previous default history of Argentina’s sovereign debt may negatively affect the macroeconomic environment in which we operate.

After Argentina’s default in 2001, the Government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan.  These lawsuits generally assert that Argentina failed to make timely payments

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds.  Judgments have been issued in numerous proceedings in the United States and Germany, but to date judgment creditors have not succeeded, with a few minor exceptions, in executing on those judgments.

In February 2012, plaintiffs in 13 actions in New York, involving claims for US$ 428 million in principal, plus interest, obtained a U.S. district court order enjoining Argentina from making interest payments in full on the bonds issued pursuant to the 2005 and 2010 exchange offers (“Exchange Bonds”) unless Argentina paid the plaintiffs in full, under the theory that the former payments violated the pari passu clause in the 1994 Fiscal Agency Agreement (the “FAA”) governing those non performing bonds.  The U.S. district court order was stayed pending appeals.  The Second Circuit Court of Appeals affirmed the so-called pari passu injunctions, and on June 16, 2014 the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari and the stay of the pari passu injunctions was vacated on June 18, 2014.  Additionally, in 2015, plaintiffs that had obtained pari passu injunctions amended their complaints to include claims that Argentina’s servicing of more recently issued BONAR 2024 bonds, as well as all external indebtedness in general, would violate the pari passu clause.  The U.S. district court has not ruled on these new claims and discovery among the parties remains ongoing.  On October 30, 2015, the U.S. district court issued new pari passu injunctions, substantially identical to the ones already in effect, in 49 additional proceedings, involving claims for over US$ 2.1 billion under the 1994 FAA, plus billions more in pre- and post-judgment interest.  Argentina appealed the decision on November 10, 2015.

During 2014, the Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues to include payment by the Argentine government on debt other than the Exchange Bonds and the separateness of the BCRA.

The Macri administration engaged in negotiations with holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. Between February and April 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and the lifting of the pari passu injunctions. On March 2, 2016, the U.S. district court agreed to vacate the pari passu injunctions, subject to two conditions:  first, the repealing of all legislative obstacles to settlement with holders of defaulted debt securities issued under the FAA, and second, full payment to holders of pari passu injunctions with whom the Argentine government had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements.  On March 31, 2016, the Argentine Congress eliminated the legislative obstacles to the settlement and approved the settlement proposal.

On April 13, 2016, the U.S. Court of Appeals for the Second Circuit reaffirmed the order of Judge Thomas Griesa, lifting the precautionary measures that have so far prevented Argentina from making debt payments to bondholders who had regularized their situation in the 2005 and 2010 exchange offers.  On April 18, 2016, the Argentine government successfully completed an issuance of sovereign bonds, for a total amount of US$16.5 billion. The process of payment to holders of defaulted debt who have accepted the settlement proposal started on April 22, 2016.

There can be no assurance that any new event of default by the Argentine government will not lead to restrictions on Argentine companies’ access to financing and funds, limit the actions of Argentine companies in the international markets or cause higher unemployment and social unrest, which would negatively affect our financial condition, results of operations and cash flows. In addition, we have investments in sovereign Argentine bonds amounting to P$1,586 million as of December 31, 2015. Although such bonds are outside the scope of the debt settlement, any new event of default by the Argentine government could negatively affect their valuation and repayment terms. See Note 20 to our Consolidated Financial Statements.

The Argentine banking system may be subject to instability which may affect our operations.

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

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

financial institutions, and improved liquidity of the financial system. However, since 2008 certain events like internal conflicts with certain sectors of the economy, the international financial crisis and finally, the increased regulation on the foreign exchange market, decreased depositors’ confidence. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow, they are mostly in short-term time deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2015, private deposits in pesos rose by 48% year- over-year, helped by the growth in time deposits with a 61% increase, and followed by saving accounts and current account (38%). As a result, interest rates on placements (Private Badlar rate) were in an average rate of 22%. Meanwhile, loans granted in pesos continued expanding but at a slower pace, in comparison with previous years, where personal loans and credit cards financing showed the highest increases.  Despite improvements in stability since 2002 we cannot be certain that another collapse will not occur in the future.

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

Despite the strong liquidity currently prevailing in the system, a new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services, lower sales of devices and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

Exchange controls and restrictions on transfers abroad and capital inflows have limited, and could continue limiting, the availability of international credit.

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

Risks Associated with Telecom and its Operations

Future regulation policies could affect the Argentine economy as well as the operations of the telecommunications industry

In Argentina, the telecommunications markets have developed within an increasingly regulated framework in recent years.

The Regulatory Authorities have imposed increasing burdens and new regulations on companies that could increase the penalties they can impose for breaches of the regulatory framework.

New regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the Regulatory Bodies as it sets standards to

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

comply that are high as compared to international standards, especially, considering the difficulties in obtaining municipal authorization to install antennas in the mobile business. Telecom Argentina, Personal and other telecommunications operators have submitted technical comments for a review of the standards.

However, if the technical comments are not taken into account, compliance with the standards could be difficult which may result in penalties for telecommunications operators, including Telecom Argentina and Personal, affecting our ability to execute our business plan since they could involve limitations to acquire new clients or could impose increased operation costs, among others.

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

Further, the new ICT services law, the LAD, which became effective on December 19, 2014  incorporated numerous modifications to the regulatory framework applicable to telecommunications services in Argentina. Since the law requires the enactment of new regulations which to date have not been issued, there is uncertainty regarding how certain aspects, such as the sanctions regime, the provision of infrastructure to other providers and the asymmetries that may be imposed on the dominant operator, among others, will be regulated as well as uncertainty regarding the impact that any new regulations may have on Telecom Argentina and Personal.

In turn, through Decree No. 267/15 a new regulatory body for ICT services (National Authority for Communications or “ENACOM”) was created, and some aspects of the Digital Argentina Law (and of the Law of Audiovisual Communication services) were amended, imposing regulatory asymmetries regarding to the development of subscription based broadcasting services to the detriment of the business development of Telecom Argentina and Personal.

Specifically, article 94 of Law No. 27,078 (as amended by Decree No. 267/15), now restricts Telecom Argentina and Personal from providing broadcasting services by subscription, whether through physical and/or radioelectric means, for a period of 2 years that begin on 1 January 2016. This period may be extended for another year by ENACOM.

This temporary restriction covers Basic Telephone Service providers, whose licenses were granted under the terms of Decree No. 62/90 and items 1 and 2 of article 5 of Decree No. 264/98, as well as mobile services providers licensed under the bidding terms and conditions approved by Resolution No. 575/93 of the then Ministry of Economy and Public Works and Services and ratified by Decree No. 1461/93.

Moreover, we cannot rule out new legislative initiatives that contemplate the extension of the restriction period established by Decree No. 267/15.

This regulation puts the Telecom Group at a disadvantage with respect to other providers and could negatively affect the future development of Telecom Argentina’s and Personal’s operations.

Finally, article 28 of Decree No. 267/15 created the Commission for the Development of the Draft Bill for the Reform, Update and Unification of Laws No. 26,522 and No. 27,078 within the Ministry of Communications. The Commission could further modify the regulatory framework for ICT services in Argentina, causing uncertainty as to the impact any potential modifications might have on the development of Telecom Argentina’s and Personal’s business and operations, as well as that of its competitors, in the coming years.

Controls on rates may continue to adversely affect Telecom Argentina’s revenues.

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

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

providers such as Telecom Argentina. The Public Emergency Law has been subsequently extended through December 31, 2017. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Renegotiation of agreements with the Argentine government.”

On March 6, 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina would be permitted to raise certain rates and incorporate certain modifications to the regulatory framework. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework— Renegotiation of agreements with the Argentine government— New LOU with the UNIREN.”

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Agreement of the Renegotiation upon the fulfillment of certain necessary steps by the National government, which has never occurred.

However, the LAD, which came into force on December 19, 2014, sets up a new legal framework for telecommunication services. With respect to rates, the LAD under Title VI - Article 48, established the rule on prices and rates, which states that licensees of ICT services may set their prices which shall be fair and reasonable, to offset the exploitation costs and to tend to the efficient supply and reasonable margin of operation.

During the second half of 2015, Telecom Argentina modified the rates of SBT of certain fixed clients in accordance with the provisions of the LAD. However, we cannot predict the way the Argentine government or the Regulatory Bodies will interpret the new regulatory framework mechanism regarding adjustment of fixed services. If rate restrictions or controls continue in the fixed services or new restrictions are imposed in non-regulated services, our operating margins may continue being negatively affected.

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

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

We operate in a competitive environment that may result in a reduction in our market share in the future.

We compete with licensed provider groups, composed of, among others, independent fixed line service providers, mobile and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina.

Internet and mobile services, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, we must invest in our fixed-line network and information technology. Specifically, in the Internet services market, we must constantly upgrade our access technology and software in order to increase the speed, embrace emerging transmission technologies and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, we must continue to enhance our mobile networks by expanding our 3G network and deploying our recently acquired 4G network. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2015—Spectrum.” Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

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

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

The Auction Terms and Conditions approved by Resolution SC No. 38/14 established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Personal in the near future.

The Auction Terms and Conditions approved by Resolution SC No. 38/14 established strict coverage and network deployment commitments which will require significant capital expenditures on the part of Personal. Additionally, many municipal governments have issued regulations that exceed their authority, many of which limit, hinder or restrict the installation of the infrastructure required to comply with such commitments. Therefore, such legislation negatively impacts on Personal and its competitors’s obligations they assumed pursuant to the requirements set out in Resolution SC No. 5/13 and related regulations (Regulation for the Quality of Telecommunications Services).

Similarly, Resolution SC No. 25/15 passed on June 11, 2015 awarded to Personal the SCMA 713-723 MHz and 768-778 MHz frequency bands that make up Lot 8 and that were previously pending assignment by the SC. These frequency bands were partially occupied by third parties (broadcasting licensees prior to the public auction). SC Resolutions No. 17/14 and No. 18/14 granted a two-year period for the migration of systems operated in these frequency bands. Personal has informed to the regulator the interference caused by these third parties and has requested state action to halt this situation.

The permanence of such interference and of the subsequent occupation of such frequency bands have a negative impact on the performance of SCMA and may significantly affect investments made for their purchase and projections of planned deployment for their use in the committed terms, such as optimization of the use of other frequency bands acquired jointly to provide the SCMA.

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

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

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

Nortel is our direct controlling shareholder. Sofora owns 100% of the common stock of Nortel, which represents 78.38% of the total capital stock of Nortel as of the date of this Annual Report. Sofora is 68% owned by Fintech Telecom LLC and 32% owned by W de Argentina Inversiones S.A.

Through their ownership of Sofora and the Shareholders’ Agreement between them, Fintech and W de Argentina Inversiones have, as a general matter, the ability to determine the outcome of any action requiring our shareholders’ approval, including the ability to elect a majority of directors and members of the Supervisory Committee. In addition, we have been informed that the Shareholders’ Agreement provides for the election of our directors and those of Nortel and Sofora and has given W de Argentina Inversiones S.A. veto power with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

We have engaged in and may continue to engage in transactions with the shareholders of Nortel and/or Sofora, and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as indirect owners of Telecom Argentina’s capital stock and as parties with interests in these related party contracts.

Nevertheless, all related party transactions are made on an arm’s length basis. Related party transactions of Telecom Argentina which exceed 1% of its shareholders’ equity are subject to a prior approval process established by Law No. 26,831 and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our operations and financial condition could be affected by union negotiations.

In Argentina, labor organizations have substantial support and have considerable political influence. In recent years, the demands of our labor organizations have increased mainly as a result of the increase in the cost of living, which was affected by increased inflation, higher tax pressure over salaries and the consequent decline in the population’s purchasing power.

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

The Argentine government has in the past and may in the future promulgate laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees (including higher levels of severance payments to former employees dismissed without proper cause). We cannot guarantee that the Government will not adopt measures, as it did in the past, which will increase salaries or require us to provide additional benefits, which would increase our costs and consequently would reduce our operating margins.

If such measures are adopted, the modifications in current labor regulations and conditions could materially impact our relationship with our employees by increasing the labor cost and in some cases decreasing the flexibility to provide services to our clients.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Responding to the demands of litigation may divert Management’s time and attention and financial resources. As of December 31, 2015, the Company recorded provisions that it estimates are sufficient to cover those contingencies considered probable. See Notes 2 and 17 to our Consolidated Financial Statements.

The treatment of employment matters under Argentine law incentivizes individuals to pursue employment-related litigation.

The Company is also exposed to claims of employees of contractors and subcontractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

Also, the Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences arguing different reasons. Certain judicial rulings have created a negative precedent in these matters and could increase our labor costs.

In the past, Personal was subject, and is currently subject, to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contract terms.

Customers and consumers’ trade unions brought up different claims against Personal regarding improper billed charges. See “Item 8—Financial Information—Legal Proceedings—Consumer Trade Union Proceedings.” Although Personal has taken actions in order to reduce risks in connection with these claims, we cannot assure that new claims will not be presented in the future.

The Company has sanctions imposed by the Regulatory Bodies for technical reasons, mainly related to the delay in repairing defective lines, installing new lines and/or service failures. The Company has recorded provisions for the amounts of sanctions that it estimates probable. Although sanctions are appealed in the administrative stage, if the appeals are not solved in our favor in administrative or judicial stage or if they are solved for amounts over those recorded, it could have an adverse effect on our financial situation, results of our operations and cash flows. See Note 2 to the Consolidated Financial Statements as of December 31, 2015.

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

Telecom Argentina and Personal may face increased risk of employment, commercial, regulatory, tax and customers’ proceedings, among others. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover these matters. See “Item 8—Financial Information—Legal Proceedings.”

The enforcement of the New Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on us.

On June 2, 2014 Law No. 26,940 Ley de Promoción del Trabajo Registrado y Prevención del Fraude Laboral was published in the Official Bulletin. This new law, among other topics, establishes a Public Record of Employers with Labor Sanctions (“Repsal”) and defines a series of labor and social security infringements as a result of which an employer shall be included in the Repsal.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

The employers included in the Repsal shall be subject to different types of sanctions, such as: the inability to access public programs, benefits, subsidies or credit from state-owned banks, the inability to enter into contracts and licenses of property owned by the National government, or the inability to participate in the awarding of concessions of public services and licenses. In turn, the employers who are repeat offenders for the same infringement for which they were added to the Repsal within a 3-year period after the first final sanction decision, shall not be able to deduct from the Income Tax the expenses related to their employees while the employers are included in the Repsal. This new regulation applies both to Telecom and its contractors and subcontractors, who could initiate claims to Telecom for direct or indirect responsibility.

As of the date of this Annual Report, Telecom Argentina and Personal have no sanctions registered in the Repsal, however if sanctions are applied in the future it could have a significant impact on the Group’s financial position, result of operations and cash flows.

The enforcement of regulations aimed at protecting consumers, including the new regime of conflict resolutions concerning consumer relations, may have an adverse effect on us.

The Consumer Protection Law No. 24,240 (the “Consumer Protection Law”) establishes a series of principles and rules for the protection of consumers and users. It creates a sanctions proceeding which foresees a conciliatory process before imposing any sanctions. The Consumer Protection Law applies to the telecommunications industry and to any other industry in which consumers and users are involved.

Telecom Argentina and Personal have received several customer complaints in connection with the provisions of the Consumer Protection Law that were filed with different law enforcement bodies (national, provincial or municipal). In the last few years there was also an increase in legal actions brought by consumer associations. See “Item 8—Financial Information—Legal Proceedings—General Proceedings—Consumer Trade Union Proceedings.”

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

In the past, the Argentine government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine government implemented a unified exchange market (Mercado Único y Libre de Cambios — MULC) with significant regulations and restrictions for the purchase and transfer of foreign currency.

Since late 2011 the Argentine government implemented a series of measures aimed to increase controls on the foreign trade and capital flows. To that effect, certain measures were implemented to

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency made by private companies and individuals for saving purposes among others. In addition, the BCRA expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although there are no regulations that prohibit making dividend payment to foreign shareholders, in practice authorities have substantially limited any purchase of foreign currency to pay dividends since these exchange controls were implemented.

In addition, starting in February 2012 all import operations of goods and services must be filed and approved in advance by AFIP.

On December 22, 2015 the AFIP published in the Official Bulletin the General Resolution No. 3,823/15 by which the “Comprehensive Import Monitoring System” (“SIMI”) was established, replacing the “Affidavit of Import Advance” (“DJAI”) leaving with no effect resolutions No. 3,252/12, 3,255/12 and 3,256/12 that regulated over the matter.

SIMI establishes the obligation for importers to submit certain electronic information via AFIP’s website. Resolution No. 3,823/15 states that this information is to be made available to the agencies that adhere to SIMI, who will have a period no longer than 10 days to submit their observations. The AFIP will inform the importers of any observations made by the agencies, and importers must present themselves to the agency in the event of a regularization. Once approved, the statements under SIMI shall be valid for 180 days.

Resolution No. 3,823/15 became functional on December 23, 2015. However, DJAI’s that had been registered prior to this date remain valid.

While this new measure was created in order to promote competitiveness and facilitate foreign trade, we cannot guarantee that the new procedure would not adversely affect our supply chain and would not negatively impact the import of materials and equipment.

In December 2015, the Macri administration announced certain reforms to the foreign exchange market that are expected to provide greater flexibility and easier access to the foreign exchange market. The principal measures adopted as of the date of this Annual Report include (i) the elimination of the requirement to register foreign exchange transactions in the AFIP’s Exchange Transactions Consultation Program (Programa de Consulta de Operaciones Cambiarias), (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the MULC, (iii) the reestablishment of the US$2.0 million monthly limit per resident on the creation of offshore assets, (iv) a decrease to 0% (from 30%) of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows, (v) the reduction of the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount and (vi) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of the securities. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, whereby the limits for access to the MULC for payments of foreign accounts payables related to goods and services were eliminated establishing that starting on the following day access to the market for such payments is unlimited, subject to the compliance of the foreign exchange norms in force. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

The Company assumes financial debt and trade payables in foreign currency with suppliers abroad, which require complex approval procedures to access to foreign exchange market to make payments abroad. Moreover, as a result of the payment of the frequency bands awarded to Personal in the Public Auction at the end of 2014 and during June 2015, the Company reduced significantly the financial assets in foreign currency that it maintained abroad, thus reducing our capacity to use those assets to make direct payments to foreign suppliers and shareholders, if needed.

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

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

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

Moreover, pursuant to Argentine Law No. 26,831, Fintech announced on February 24, 2016, its intention to launch a mandatory tender offer in Argentina (“OPA”) to acquire the remaining Class B shares of Telecom Argentina. The announcement of the OPA was also filed with the SEC. See additional information under “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel.”

If the tender offer is accepted by many investors, the free float of Telecom Argentina could be reduced and, consequently, the liquidity of our shares could be negatively impacted affecting the market price of Telecom Argentina’s shares.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

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

At Telecom Argentina’s Ordinary, Extraordinary and General Shareholders’ Meeting held on June 22, 2015, the shareholders approved amendments to Telecom Argentina’s corporate purpose to include the provision of Audiovisual Communication Services. Telecom Argentina obtained authorization for the amendments from the AFTIC, the CNV and the General Agency of Corporations (“Inspección General de Justicia” or “IGJ”). IGJ registered the amendment to Telecom Argentina’s bylaws on September 26, 2015. In addition, at Personal’s Extraordinary Unanimous Shareholders’ Meeting held on November 26, 2015, the shareholders also approved amendments to Personal’s corporate purpose to include the provision of Audiovisual Communication Services. The amendment to Personal’s bylaws was registered by IGJ on January 25, 2016.

As of December 31, 2015, we had approximately 4 million fixed lines in service. This is equivalent to approximately 19 lines in service per 100 inhabitants in the Northern Region of Argentina and 371 lines in service per employee.

As of December 31, 2015, our Internet business reached approximately 1.8 million Accesses and our mobile business had approximately 19.7 million subscribers in Argentina and approximately 2.5 million subscribers in Paraguay.

Business Strategy

In the Telecom Group we focus on growth and innovation with the objective of generating value for our customers, investors, suppliers, employees and in a wider sense, for the communities we operate in. We are aware of the relevance of the services we commercialize in an era where connectivity and timely access to information are essential to improve people’s quality of life, their education and the improvement of economic productivity. The focus of the Group is to do more than merely provide services to our customers within the framework of the digital evolution of the business.

In order to promote the achievement of its goals in a sustainable and consistent manner, the Telecom Group develops business plans according to the telecommunications market and macroeconomic environment and invests in products and services innovation aimed at improving its customers’ user experience by adding content, interactivity and convenience to communication.

Our priority focuses on operational efficiency and the effectiveness of operating processes. We view these as key competitive factors for our Company and its long-term corporate sustainability, and we aim to achieve the above by applying the best practices of corporate governance and complying with the laws and regulations applicable to us.

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

Recently, in response to the growing demand for digital services, we simplified the pricing structure of our products with service packages targeted to different usage profiles, increasing transparency and making it easier for consumers to control their communication costs. The

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

composition of the consolidated revenues for 2015 (40% voice, 27% data and 33% Internet) illustrate of the efforts of the Telecom Group to successfully transform the Company into a “Digital Telco.”

The approval of the LAD in late 2014 presented new challenges for the Telecom Group and, at the same time, business opportunities that were restricted to telecommunication operators due to legal reasons exclusively. In light of this new regulatory context promoting technological convergence and in the preparation of our 2016-2018 Strategic Plan, the Management of the Company has carried out a thorough review of its vision and business strategy to face the new competitive context of the sector and to position the Group in the market of content converging services.

The aspiration of the Telecom Group is to be the leading converging company in the Argentine connectivity market.

The implementation of the new defined strategy will be supported by 3 pillars:

•       Increase our share in all market segments (individuals, homes and companies), through triple and quadruple play convergent offers;

•      Transform our customers’ experience, placing them at the center of our business decisions, thereby making them become the main group of interest or stakeholder;

•      Promote operational excellence by adopting international best practices in different business processes and by using the innovation of our human capital and the benefits of the new technology.

During the work performed so far, we identified nine sources of strategic action for the next three years, and specific action plans have been designed for its implementation. These action plans include, among others, the implementation of a new commercial offering, the redesign and modernization of commercial channels, the optimization of cost structure, the deployment of quality and coverage of the network, and the streamlining of the installation and repair processes of network resources. The successful implementation of these strategic initiatives is estimated to add value to the Group.

The new strategy designed to confront the challenges of a competitive market for communications in the Argentine Republic set, in our view, the necessary foundations to achieve, in a sustainable manner, the objectives of continuous improvement of service quality, operational efficiency and market positioning that our stakeholders require, and which will allow the Telecom Group achieve their aspiration of becoming the leading company in the communications industry of our country in the coming years.

Organizational Structure

The following chart shows our subsidiaries as of December 31, 2015, and jurisdiction of organization.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

(*)              Dormant entity as of December 31, 2015. On April 21, 2015, the Ordinary, Extraordinary and General Shareholders’ Meeting of Micro Sistemas (second tranche) approved the modification of its corporate purpose. Micro Sistemas is currently analyzing the business for opportunities in the future.

(**)       Personal Envíos S.A. (“Envíos”), a company which develops financial mobile services in Paraguay commenced its operations in January 2015.

Consolidated Subsidiary Information

The following table presents information relating to our consolidated subsidiaries for the year ended as of December 31, 2015:

Subsidiary (1)	Activity	Segment	Percentage of Ownership	Percentage of Telecom’s Total Revenues and other income (5)
Telecom Personal S.A.	Mobile Services	Personal Mobile Services	99.99	69.21
Núcleo S.A. (2)	Mobile Services	Núcleo Mobile Services	67.50	4.19
Personal Envíos S.A. (3)	Financial Mobile Services	Núcleo Mobile Services	67.50	0.02
Telecom Argentina USA Inc.	International Wholesale Services	Fixed Services	100.00	0.39
Micro Sistemas S.A. (4)	—	Fixed Services	99.99	—
Total				73.81

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

(4)         Dormant entity as of December 31, 2015. On April 21, 2015, the Ordinary, Extraordinary and General Shareholders’ Meeting of Micro Sistemas (second tranche) approved the modification of its corporate purpose. Micro Sistemas is currently analyzing the business for opportunities in the future.

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

Recent Developments

Change of Telecom Argentina’s indirect controlling shareholder

On March 7, 2016, ENACOM Resolution No. 277 authorized the transfer of Sofora’s majority shareholder stake to Fintech Telecom LLC, and on March 8, 2016, the transaction to transfer Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, Fintech Telecom LLC replaced the Telecom Italia Group as the indirect controlling shareholder of Telecom Argentina. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel.”

Telecom Argentina’s Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at their meeting held on March 28, 2016, called an ordinary and extraordinary shareholders’ meeting to be held on April 29, 2016, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2015 (P$3,403 million) suggested by the Board of Directors to be allocated as follows: (i) P$3,403 million to the “Reserve for Future Cash Dividends” and (ii) the delegation of authority to Telecom Argentina’s Board of Directors to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$2,000 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends.

Personal Annual Shareholders’ Meeting

Personal’s ordinary and extraordinary shareholders’ meeting held on April 14, 2016, approved, among other items, the allocation of P$2,839 million of retained earnings as of December 31, 2015 to the “Reserve for Future Cash Dividends.” The shareholders also approved the delegation of authority

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

in Personal’s Board of Directors to determine the amount, time, terms and conditions for allocating and distributing such reserve as cash dividends.

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

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) announced their acceptance of the offer made by Fintech Telecom LLC to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel and Tierra Argentea.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

On December 10, 2013 Tierra Argentea completed the transfer to Fintech of (i) Class B Shares of Telecom Argentina, representing 1.58% of the capital stock of such company, and (ii) Nortel’s ADRs representing 8% of the aggregate Series “B” Preferred Shares of Nortel.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer made by Fintech to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: i) on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech; ii) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the approval of the telecommunications regulatory body (formerly, SC, subsequently, AFTIC and currently, ENACOM).

On October 16, 2015 AFTIC’s Resolution No. 491/15 was published in the Official Bulletin, denying the requested authorization for the transfer to Fintech of the controlling interest that the Telecom Italia Group held in Sofora Telecomunicaciones S.A.

Fintech, the Telecom Italia Group, W de Argentina Inversiones S.A., Telecom Argentina and Personal filed an administrative recourse against such Resolution requesting AFTIC to reconsider said Resolution.

In the above mentioned administrative recourse Telecom Argentina also challenged AFTIC Resolution No. 491/15 in relation to certain of its rights as licensee.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially granted the above mentioned requests revoking the denial in AFTIC Resolution No. 491/15 and deciding to continue the analysis of the transfer of Telecom Italia’s interest in Sofora to Fintech.

On February 24, 2016, Telecom Argentina was notified of Fintech’s intention to launch a Mandatory Tender Offer (the ‘OPA’) resulting from a change of control event for all Class B common shares of Telecom Argentina which are traded on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A., promoted and formulated by Fintech Telecom LLC. Additional information regarding the OPA is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “EDGAR” section (Telecom Argentina) of the SEC in www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such websites should not be considered a part of this Annual Report.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized the transfer of Sofora’s majority shareholder stake to Fintech Telecom LLC, and on March 8, 2016, the transaction to transfer Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, Fintech Telecom LLC replaced the Telecom Italia Group as the indirect controlling shareholder of Telecom Argentina.

As of the date of this Annual Report, Sofora’s shares belong to Fintech Telecom LLC (68%) and to W de Argentina Inversiones S.A. (32%). Additionally, Fintech has 18,086,059 Class B shares that represent 1.837% of Telecom Argentina’s total capital stock. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel.”

THE BUSINESS

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

During 1999, competition in local, national and international long-distance services was established among Telecom Argentina and Telefónica and Compañía Telefónica del Plata (CTP, Movicom Bell South) and Compañía de Telecomunicaciones Integrales S.A. (CTI, now Claro), the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and Universal Service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Telmex, Level 3 Communications (formerly Impsat), IPlan, Telecentro, CPS Comunicaciones (Metrotel), Telefónica and Telecom Argentina.

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
Envíos (2)

(1)         Dormant entity as of December 31, 2015. On April 21, 2015, the Ordinary, Extraordinary and General Shareholders’ Meeting of Micro Sistemas (second tranche) approved the modification of its corporate purpose. Micro Sistemas is currently analyzing the business for opportunities in the future.

(2)         Envíos commenced its operations in January 2015.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

services. As of December 31, 2015, Telecom Argentina had approximately 4 million of lines in service;

•      Interconnection services. Telecom Argentina provides interconnection services, which primarily include Access, termination and long-distance transport of calls;

•      Data transmission and Internet services. Telecom Argentina provides data transmission and Internet services, including traditional Broadband, Internet dedicated lines, private networks, national and international video streaming, transportation of radio and TV signals and videoconferencing services. As of December 31, 2015, Telecom Argentina had approximately 1.8 million Internet subscribers;

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

Personal’s service offerings include voice communications, high-speed mobile Internet content and applications download, MMS, SMS, online streaming, corporate e-mail and social network access, among others; and sale of mobile communication devices (handsets, tablets, modems mifi and wingles). The services are supported in the different technologies of the mobile network (2G/3G/4G).

We also provide mobile services in Paraguay through Núcleo, a subsidiary of Personal.

As of December 31, 2015, Personal had approximately 19.7 million mobile subscribers in Argentina and Núcleo had approximately 2.5 million subscribers in Paraguay.

See Note 28 to our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2015, 2014 and 2013—(B) Results of Operations by Segment” for additional information as to our results of operations by segment.

Fixed Services

Telecom Argentina is the principal provider of Basic Telephone Services in the Northern Region, and since late 1999 has also provided Basic Telephone Services in the Southern Region.

Since November 2000, the telecommunications sector in Argentina is completely open to competition. Our operations are subject to a complex series of laws and regulations. In addition, we are subject to the supervision of the Regulatory Bodies. See “—Regulatory and Legal Framework—Regulatory Framework” below.

The Argentine government has taken certain measures that have affected revenues from the services we provide. Since the enactment of the Public Emergency Law in January 6, 2002, the rates charged by Telecom Argentina for fixed line services such as monthly basic charges, public telephone service, domestic, national and international long-distance, installation charges and most of supplementary services (except for lines and equipment maintenance) had been pesified (Regulated Services since the Transfer Date). See “—Regulatory and Legal Framework—Regulatory Framework—Rates” and “—Regulatory and Legal Framework—Regulatory Framework—Renegotiation of Agreements with the Argentine Government.” However, during 2015 and 2016 Telecom Argentina informed the Regulatory Authority of the new rates of SBT. See “—Regulatory and Legal Framework—Regulatory Framework—Filings of Telecom Argentina under the LAD.”

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

Telecom Argentina’s Telephone Network

Telecom Argentina’s fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the deployment of Telecom Argentina’s telephone network:

	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Number of installed lines (1)	4,903,700	4,763,336	4,699,254	4,850,554	4,792,530
Net lines installed (during each year)	140,364	64,082	(151,300)	58,024	103,553
Net lines installed cumulative (2)	3,332,736	3,192,372	3,128,290	3,279,590	3,221,566
Number of lines in service (3)	4,042,624	4,093,038	4,123,795	4,127,858	4,141,135
Net (Reductions)/Additions in lines in service for the year	(50,414)	(30,757)	(4,063)	(13,277)	34,053
Net (Reductions)/Additions in lines in service cumulative	2,640,655	2,691,069	2,721,826	2,725,889	2,739,166
Lines in service per 100 inhabitants (4)	19	19	19	20	20
Pending applications (5)	64,093	75,213	91,950	152,210	133,977

(1)         Reflects total number of lines available in Switches.

(2)         Cumulative net lines installed since the Transfer Date.

(3)         Includes lines customers, own usage, public telephony and ISDN channels.

(4)         Corresponds to the Northern Region of Argentina.

(5)         Corresponds to lines requested by clients, but not yet installed.

Revenues

Fixed services include, among other charges, monthly basic charges, measured service charges, installation charges, public telephone services and interconnection services related to “essential facilities.” The rates for these charges were regulated by rules governing our license, which established “maximum prices” that could be charged to clients. Telecom Argentina was able to charge prices below the maximum regulated prices as long as the discount is applied equally to clients who share the same characteristics (under the so-called principle of “non-discrimination”). In accordance with this ability, Telecom Argentina charged lower prices than the maximum regulated prices for certain of the services offered. Since the enactment of the LAD it was established that licensees of ICT services may set their prices. See “—Regulatory and Legal Framework—Regulatory Framework—Law No. 27,078—Argentine Digital Law.”

The remaining services included in the Fixed Services segment such as data transmission services and Internet services, were not subject to regulation and, as a result, Telecom Argentina was able to set the corresponding rates. Market conditions could limit rate increases.

a)             Retail — Residential and Business Customers

Monthly Basic Charges. Telecom Argentina bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice. The number of pulses varies depending on the type of customer. As of December 31, 2015 and 2014 approximately 82% of lines in service were for residential customers and public telephony and approximately 18% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom Argentina is obliged to offer discounts to certain retired individuals and low-consumption residential customers.

Measured Service Charges. In addition to a monthly basic charge, Telecom Argentina bills a monthly measured service charge from almost all of its customers, which is based on telephone usage. Measured service is billed at the price per unit of time. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance and the duration of calls. During the summer months (December through March), there is a decreased in the consumption due to the fact that many customers are on vacation. Additionally, due to competition, Telecom Argentina offers discounts to customers mainly for domestic long-distance service as semi-flat rate plans that include a set quantity of minutes for a fixed charge.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

During 2015 and 2014, the volume of local minutes has decreased by approximately 9.9% and 7.6%, respectively, due to the strong growth in mobile telephony and the resulting migration of traffic to mobile service. Although the traffic volume decreased, during 2015, revenues from local traffic continued to increase leveraged by the growth of lines with volume of minutes included in the plan.

Total volume of domestic long-distance minutes decreased by approximately 8.6% and 6.6% in 2015 and 2014, respectively. Ever since the Northern Region was opened to competition in 1999, Telecom Argentina has maintained its position as the regional market leader for domestic long-distance traffic. During 2015, deploying a similar strategy to that which was adopted for local traffic, we maintained sales of targeted and selective flat-rate plans positioned to maintain average revenues generated by customers.

International Long-Distance Service. International long-distance traffic minutes decreased approximately 19.6% in 2015 and increased approximately 5.6% in 2014. Since 1992, international rates have been reduced annually as a consequence of the application of the Price Cap described in “—Regulatory and Legal Framework—Regulatory Framework—Rates—Rate Regulations—Price Cap.” Telecom Argentina also has reduced international long-distance rates in order to compete with the new providers of long-distance calling services.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new fixed lines. Telecom Argentina offers discounts in multiple localities to reduce the rates, with the aim of stimulating demand in those areas. The penetration of fixed-line telephony has been affected by the maturity of the Argentine market.

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

Internet. Telecom Argentina has been providing residential Internet services under the brand name Arnet since 1998. Telecom Argentina mainly offers this service in the major cities of Argentina. In recent years, Telecom Argentina’s Internet service has experienced higher demand and usage in less populated areas of the country. The Internet services include Access and Arnet service.

The following table illustrates the evolution of Internet services:

	December 31,
	2015	2014	2013
Fixed Internet access lines	1,813,590	1,771,050	1,706,787
Arnet subscribers	1,791,030	1,749,111	1,686,982

The market for Broadband has experienced growth in 2015, 2014 and 2013 throughout the country, increasing 2%, 4% and 7%, respectively. Broadband can be delivered through three technologies: cable modem, ADSL and mobile; cable modem and ADSL being the most widely used. In the local market, ADSL connections exceeded the number of cable modem and mobile connections. Telecom Argentina markets its ADSL service through its Arnet brand and in partnership with other Internet services providers.

During the last six years, Telecom Argentina continued to increase its customer base. As of December 31, 2015, we reached approximately 1.8 million Accesses. During 2015, our efforts to communicate effectively with our customers and special offers with competitive prices according to segment helped us to maintain the leadership of our products under the brand Arnet.

Continuing the evolution of Internet access services, during the year 2015 services focused on offering higher speed access to customers multiplying three times the customers with Ultra Broadband and increasing the average speed of the customer base.

Internet revenues include both Internet access services and the provision of Internet service.

A small portion of Internet access services is provided by Telecom Argentina’s 0610, 0611 and 0612 services. Internet dial-up service represents a marginal percentage of Telecom Argentina’s

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

revenues, we continue to provide this service to a small market where Broadband service is not available.

b)             Corporate Customers

The large customer segment includes leading companies in the Argentine market as well as the National government, provincial governments and municipalities. These customers demand cutting-edge technology and solutions tailored to their needs, including voice, data, Internet and Value Added Services.

In response to the constant changes demanded by the market, Telecom Argentina maintained its strategy to position itself as the integrated provider for large customers through the offer of convergence of ICT solutions, including fixed and mobile voice, data, Internet, multimedia, ICT, datacenter and application services through sales, consulting, management and specialized and targeted post-sale customer services.

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

During 2015, we maintained our efforts on ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the World Class multi-site network of Datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

In addition, we continued making additional investments at the major Datacenter in Pacheco, consolidating its position as leader in the market and enhancing the level of services supplied. Such investments will enable Telecom Argentina to support business growth in the next few years with the highest market standards.

The main solutions and businesses developed in recent years and which continued during 2015 included:

•                 Installation of a trunked communication network for security service calls for a subway network in the metropolitan area of Buenos Aires City.

•                  M2M solutions (with a management platform) of vehicle monitoring, cooling control and fleet management for relevant customers in the private sector.

•                  Datacenter solutions for a retail chain with strong presence in the market in the interior of the country.

•                  Implementation of credit card validation process in a retail chain with strong presence in the Litoral region.

•                  Development of a call management system for domestic violence in an important province of the Litoral region.

•                  Implementation of 911 systems for public safety management in a province of the Litoral region.

Additionally, the project related to the renovation of the trunked communication system for the Government of the City of Buenos Aires (including new radio bases) is underway and is expected to be completed in 2016.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 455 million minutes in 2015 and 593 million minutes in 2014.

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

Telecom Argentina USA, routes the majority of its wholesale traffic through its own switching capabilities. In 2015, Telecom Argentina USA, continued operating a node of high-definition video in Miami, thus extending the Telecom video matrix to the international market.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Network and Equipment

The network strategy focuses on medium and long-term guidelines, in accordance with technology evolution, the demand for new services and customers’ user experience. In that sense, the aim in “core networks” is to increase the capacity and availability of services and homogenize protocols and network architectures, which we expect will allow us to reduce relative exploitation costs and make operation more efficient, such as through the deployment of the MPLS protocol at the edges of the network and the expansion of the DWDM optical transportation.

In access networks, the strategy focused on meeting the strong growing bandwidth needs demanded by the services our customers require, mainly via Internet access to multimedia and video contents. In that sense, the deployment of the fiber optic infrastructure continued in its various architectures and technologies, optimized according to the requirements and situation of the different geographic areas.

In addition, we continued our work on the network to improve Internet Accesses. We continued the installation of VDSL equipment in central buildings, the Loop shortening in the copper outside plant and the deployment of the FTTH in urban predetermined areas and in areas with fiber optic access.

Personal Mobile Services and Núcleo Mobile Services

We provide mobile services through our subsidiaries in Argentina and Paraguay.

Mobile Telecommunication Services in Argentina—Personal

The market for mobile telecommunications services in Argentina is characterized by constant growth and intense competition. Operators are generally free from regulation to determine the pricing of services, with the limited exception of CPP charges for termination of calls originating on a fixed line network. There are currently three mobile operators offering nationwide service. The penetration of mobile service in Argentina has increased from approximately 143.6% of the population in 2013, to approximately 140.2% in 2014 and to approximately 145% in 2015. This information regarding penetration of mobile service is an estimate, as there are no official statistics published in Argentina, and only considers lines serviced by the three operators providing nationwide mobile telecommunications services (i.e., it does not include Nextel providing trunking telephony and other telecommunication services in Buenos Aires and cities in the interior).

Service providers in Argentina are making significant capital expenditures in new network infrastructure for the deployment of 3G and 4G technology, which allows for the higher transmission speeds required for Value Added Services such as data transfer, video calling and Internet browsing.

Our mobile telecommunications services in Argentina are provided through our subsidiary, Personal. We provide mobile services on the 850 MHz and 1,900 MHz, through GSM and 3G technology (by STM / SRMC y PCS networks). In addition, since December 2014, Personal has offered LTE technology service (by SCMA network) through the frequency bands awarded to Personal in November 2014. See “—Regulatory and Legal Framework—Regulatory Framework—Spectrum.”

a)             Residential and Business Customers

Personal subscribers are offered a variety of flexible pricing options for mobile services. These options include prepaid, post-paid and mixed (“Cuentas Claras”) plans.

Prepaid Plans. Under prepaid plans, the subscriber pays in advance for telephone calls and Value Added Services using prepaid credit. When the subscriber runs out of credit, he or she can purchase prepaid cards using a prepaid system or can purchase virtual credit on Personal’s website, by phone, at ATMs and drugstores, or through authorized agents. When a subscriber charges credit on its line, he is able to make and receive local, national and international calls. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption.

Post-Paid Plans. Personal offers a National Flat Rate post-paid plan and a Local Flat Rate post-paid plan. Post-paid plans include caller ID, voicemail and a personalized greeting, call forwarding, data services, a multimedia personalized greeting, telephone technical support and call waiting. The plans offer Personal Digital Invoicing, enabling subscribers to view, download and print their invoices from the web. Depending on the plan, and the monthly fee, they might include Value Added Services such as social network access, e-mail or data allowance for browsing the Internet.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Cuentas Claras. Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract credits per month have been used, the subscriber can obtain additional credit by recharging its line through the prepaid system. Under this plan, a subscriber can use its monthly credit or its pre-paid credits for calls, social network access, e-mail or data allowance for browsing the Internet.

The following table presents information regarding Personal’s post-paid, prepaid, “Cuentas Claras” and Mobile Internet dongle subscribers bases for the periods indicated:

	As of December 31,
	2015	% of Total	2014	% of Total	2013	% of Total
Mobile subscribers:
Prepaid (1)	13,187,958	67.1	13,262,265	67.7	13,539,423	67.4
Post-paid (2)	2,134,376	10.9	2,155,258	11.0	2,417,344	12.0
“Cuentas Claras” (2)	4,216,519	21.4	3,993,349	20.4	3,878,962	19.3
Mobile Internet dongle	117,802	0.6	174,711	0.9	252,188	1.3
Total	19,656,655	100.0	19,585,583	100.0	20,087,917	100.0

(1)         Lines with at least one recharge in the last thirteen months as of December 31 of each year.

(2)         Lines with payment modality through the billing to the customer.

New products and services.  In 2015, Personal changed its strategy to a customer-centric approach based on the concept “Hagamos que todo suceda” (Let’s make it all happen). Through the launch of new products and promotions, Personal places technology at the center of relationships, allowing interaction to take place as something real that is beyond the virtual scope.

Personal also increased the granting of benefits in recharges and service packages for its customers, optimizing their plans’ convenience.

In September 2015, Personal launched an innovative offer known as Datacentric for supplying a variety of post-payment plans and “Cuentas Claras” that are adjusted to the data consumption of each customer. This new offer places data at the center of communications while it continues to include basic mobile services. The price of calls and SMS remain positioned as a commodity more in agreement with the uses and expectations of the target.

Furthermore, Club Personal, the loyalty program membership amounted to approximately 5.7 million members as of December 31, 2015 (as compared to 6.2 million as of December 31, 2014). This represents an approximately 8% decrease compared to 2014.

Finally, Personal continued its strategy of repositioning its brand by holding the 11th annual Personal Fest, the most important international music festival in six of the major cities of Argentina.

Personal’s ARPU was approximately P$91.5 per month for 2015 and P$74.2 per month for 2014.

b)             Wholesale

International Business: During 2015, Personal continued to strengthen its position in the international roaming services market, expanding 3G data coverage and reaching the firsts 4G LTE agreements, in order to provide a better user’s experience to its subscribers.

Personal entered into over 321 data agreements (GPRS) reaching more than 137 3G commercial launchings of a total of 366 international roaming agreements, which provide service in more than 165 countries.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Personal has increased its voice and data roaming destinations, through the implementation of new agreements under “CAMEL” standard (“Customised Applications for Mobile networks Enhanced Logic”), which expand the roaming services for pre-paid subscribers of other carriers that use our network.

Also, Personal enhanced destination’s coverage reached by the International SMS service adding a third SMS Hub, which will enable greater flexibility and reliability of the service.

In order to improve the customer’s roaming service experience, eleven LTE agreements in the modality “Outbound” (4G services for our foreign customers) were launched. These agreements allowed customers to use a higher Internet navigation speed, especially at “La Copa América Chile 2015” and the “Rugby World Cup UK 2015”, the major international sports events in 2015.

Domestic Business: During 2015, Personal continued to strengthen its relationship with operators and telecommunication services providers, cooperative’s federations, and clearing house services suppliers, renewing the existing contracts or entered into new ones.

Personal expanded agreements to contract resources and facilities of other operators (data links, interconnection resources, origination, termination, and transport minutes, conventional and non-conventional site leases and domestic roaming) that contributed to continue the mobile network development and its 4G evolution improving the offer to customers.

Personal also signed new agreements with Telefónica de Argentina S.A. and with AMX Argentina for the provision of wholesale infrastructure for mobile communications. The agreements set reciprocal contract conditions for both parties.

Personal’s Network and Equipment

In 2015, Personal continued with the strategy of improving the coverage and capacity of the mobile access network. To that end, Personal implemented an important deployment plan for 4G (LTE) technology, using the new spectrum acquired in the auction process carried out in 2014. This deployment essentially allowed Personal to increase Internet access speed, thus improving customers’ user experience, in particular their experience related to accessing multimedia content.

With respect to the LTE deployment strategy, modernization continued and consists of replacing 2G/3G devices with new 2G/3G/4G devices. There is also an emphasis on the deployment of LTE technology, with a goal of sustained increase in the population covered and the number of locations reached across the country. We expect that this deployment will continue in the coming years.

From the beginning of the deployment, bands 700 MHz and 1,700/2,100 MHz were enabled, which will allow in the near future the use of both spectrums through the “carrier aggregation” functionality (functionality that enables adding carriers to increase bandwidth). In accordance with the abovementioned, the capacity of existing sites continued to increase after the activation of the reassigned spectrum of the 2G network and the new PCS/SRMC spectrum acquired in the bidding process.

In addition, the plan to increase the number of base stations linked through optic fiber and full IP connectivity continued, aimed at ensuring the availability of bandwidth for current and future needs.

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

The communication strategy of Núcleo in early 2015 focused on the launching of a new data pack called “Megapacks” aimed at expanding the variety of Internet packages, improving offerings in regard to the market and competitors.

Also, during the first quarter of the year, Núcleo continued to offer the “Multiplicate” (Multiply yourself) benefits, focusing on pre-paid subscribers’ consumption, while benefits related to post-paid subscribers were leveraged with smartphones.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Núcleo promoted music streaming and Personal Video services with the aim to maintain the innovation in the VAS catalog. The subscription in Personal Video of more than 100 thousand lines was reached by the end of the year, and movies and documentary Paraguayan films were incorporated.

Finally, in December 2015, Núcleo launched the 4G campaign called “Si sos Personal sos 4G” (“If you are Personal, you are 4G”) and was the first operator in Paraguay to offer LTE services to its clients by telephone.

Envíos, Núcleo’s subsidiary, is engaged in the provision of mobile financial services in Paraguay. Envíos commenced its operations in January 2015 but it has not had significant result of operations for the Group in 2015.

Núcleo’s Network and Equipment

The main highlight for Núcleo in 2015 was the enhancement of the LTE network capacity in Paraguay and the incorporation of LTE handsets, making Núcleo the first company with a 4G mobile network in Paraguay.

In addition, Núcleo started a project in the access network in order to complete the replacement (swap) of all the sites for 2017 by new nodes.

Likewise, Núcleo extended and improved the capacity and quality of the network, increasing the current cell sites by approximately 10%, thus increasing by 45% the network capacity.

With respect to the transport network growth, Núcleo has extended the coverage of the FTTH GPON network and has enhanced and modernized the BackBone IP by means of the swap and installation of higher speed nodes. Núcleo has performed the swap process of the whole DWDM network, replacing the hardware. Finally, Núcleo has enhanced the “IPRAN” transport and aggregation network through the startup of more nodes in different cities of the country adjusting the network to the needs required by the new generation of mobile networks.

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

Mobile Telecommunications Services

Mobile Telecommunications Services in Argentina. The mobile telecommunications market in Argentina has been open to competition since 1993 and was expanded to include PCS services in 1999. In addition, GSM technology has created intense competition for subscribers among the various service providers, including giving rise to severe pricing pressure, significant handset subsidies and increased sales incentives provided to dealers. The introduction of 3G technology since May 2008 and of 4G technology since 2014 has allowed operators to focus competition on Value Added Services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Currently, there are three operators providing nationwide mobile telecommunications services. These three operators are Personal, Telefónica Móviles Argentina and América Móvil. Nextel competes on a limited level, offering trunking telephony services in Buenos Aires and selected cities in the interior, in addition to offering mobile telecommunication services in those cities.

América Móvil, operating in Argentina under the trade name “Claro” (formerly CTI), is one of the country’s largest mobile operators in terms of number of subscribers and has provided STM cellular services in the Northern and Southern Regions outside of the AMBA since 1994 through the 850 MHz band (25 MHz in each region). Claro also holds a 40 MHz license for its PCS services in the AMBA and a 20 MHz license for PCS in each of the Northern and Southern Regions. In addition, as a result of the Spectrum Public Auction, Claro was awarded the PCS frequency bands 1,867.5-1,870 MHz and 1,947.5-1,950 MHz for the Southern Region, 1,892.5- 1,895 MHz and 1,972.5-1,975 MHz for the Northern Region and 1,870-1,875 MHz and 1,950-1,955 MHz for the AMBA and SCMA frequency bands 1,720-1,730 MHz and 2,120-2,130 MHz, while the SCMA 723-738 MHz and 778-793 MHz have been awarded in 2015.

Telefónica Móviles, operating in Argentina under the trade name “Movistar,” is another of the largest mobile operators in Argentina in terms of number of subscribers. Movistar is the result of Telefónica’s merger of Unifón and Movicom in 2005. Movistar operates in the AMBA through the 850 MHz band with a total of 30 MHz, and a total of 20 MHz for PCS. It also holds a total of 50 MHz for its PCS licenses for the Northern Region, and a total of 25 MHz for its PCS license in the Southern Region. This Southern Region is Unifon’s original service area, where it also holds a 25 MHz license for STM. In addition, as a result of the Spectrum Public Auction, Movistar was awarded the SCMA frequency bands 1,710-1,720 MHz, 2,110-2,120 MHz, while the 703-713 MHz and 758-768 MHz have been awarded in 2015.

Nextel Argentina provides trunking telephony and other telecommunications services in Buenos Aires and cities in the interior. Nextel Argentina’s service currently focuses on business subscribers in the main cities of Argentina.

Meanwhile Personal holds a non-expiring license to provide mobile telephony services (STM) in the Northern Region of Argentina holding 25MHz in 850MHz frequency bands, and licenses to provide data transmission and VAS throughout the country, as well as registration for national and international long-distance services. In addition, Personal holds non-expiring licenses to provide mobile radio communication services (SRMC), holding 12,5MHz in 850MHz frequency bands in AMBA, and non-expiring licenses to provide PCS services nationwide. To provide PCS Personal holds 30MHz in 1900 frequency band in the AMBA, 20 MHz in the Northern Region, and 40 MHz in the Southern Region.

As a result of the Spectrum Public Auction, Personal was awarded additional frequency bands 830,25-834 MHz and 875,25-879 MHz for SRMC in AMBA (7,5MHz), and PCS frequency bands in 1890-1892,5 MHz and 1970-1972,5 MHz in the Northern Region (5 MHz) and 1862,5-1867,5 MHz and 1942,5-1947,5 MHz in the Southern Region (10MHz). Personal was also awarded 30 MHz for SCMA in 1730-1745 MHz and 2130-2145 MHz frequency bands, and the SCMA bands 713-723 MHz and 768-778 MHz have been awarded in 2015. All these frequencies were awarded for the term of 15 years.

The acquisition and retention of high-value customers continues to be a key factor to Personal’s strategy, which is focused on maintaining customer’s consumption through the launch of new products and services that enable retention of existing customers.

See “—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2015” for additional details on Personal’s license.

Mobile Telecommunications Services in Paraguay. Currently, there are four participants in the mobile telecommunications services market in Paraguay. As of December 31, 2015, Núcleo’s major competitor was Tigo (a Millicom International Cellular subsidiary). The operators provide services through 2G, 3G and 4G technology. The Paraguayan market is highly competitive, where Tigo holds a great portion of the market (more than 50% of market share). In addition, in August 2012, Tigo acquired the major TV cable operator -which in turn held a portion of the 2,600 MHz band available for 4G services-, thus widening its business and strengthening its position in the industry. In 2015, the governmental authorities called for an auction for the awarding of additional frequency bands to provide 4G services throughout Paraguay, but after assessing the auction’s terms and conditions, Núcleo decided not to participate in the auction process.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

REGULATORY AND LEGAL FRAMEWORK

REGULATORY FRAMEWORK

Regulatory Authority

Telecom Argentina and its domestic subsidiaries are regulated by a set of rules and regulations that comprise the regulatory framework of the telecommunication sector in Argentina.

Until the issuance of Law No. 27,078, the LAD, which was published in the Official Bulletin on December 19, 2014 and has been in force since its publication, the telecommunication services provided by the Company and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services. (See “—Law No. 27,078 —Argentine Digital Law” below).

The LAD created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the National Executive Power (PEN), which would act as the Regulatory Authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning Information and Communication Technologies (“ICT”) in general, and in particular of the telecommunications, postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No. 267/15 published in the Official Bulletin on January 4, 2016.  The DNU substantially amends Law No. 26,522 (Audiovisual Communication Services — “SCA”) and Law No. 27,078 (LAD) and also creates the National Communications Agency (“ENACOM”) as a new Regulatory Authority of those laws. The ENACOM replaces the AFTIC and AFSCA (“Federal Authority of Audiovisual Communication Services”). This new Authority acts as an autonomous agency within the scope of the Ministry of Communications. See “—Decree No. 267/15 - Amendments to the “LAD” below.

Additionally, Decree No. 13/15 creates the Ministry of Communications. The organizational structure of the Ministry was approved by Decree No. 268/15, issued on December 29, 2015 (published in the Official Bulletin on January 4, 2016).

The Board of ENACOM will be composed of a Chairman and 3 directors appointed by the PEN as well as 3 directors appointed by the Bicameral Commission of Audiovisual Communication and ICT services. The quorum will consist of the presence of 4 of its members. There are no special eligibility conditions to be appointed as member of the Board, but members cannot have any incompatibilities under the provisions of Law No. 25,188 (“Public Ethic”). The ENACOM members can be removed directly and without reason by the PEN.

The ENACOM has started its operations on January 5, 2016 with the 4 directors appointed by the PEN through Decree No. 7/16, thus resulting in the constitution of the ENACOM as established by Article 23 of Decree No. 267/15.

Regulatory framework of the services provided by Telecom Argentina and its subsidiaries

Among the principal features of the regulatory framework governing the services provided by the Company and its domestic subsidiaries is worth mentioning:

•                  The LAD, as amended by Decree of Need and Urgency No. 267/15;

•                  Law No. 19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD;

•                  The Privatization Regulations;

•                  The Transfer Agreement;

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•                  The Licenses for providing telecommunication services granted to Telecom Argentina and Telecom Personal through several regulations and the List of Conditions and its respective regulations;

•                  The Customer Regulation of Mobile Communication Services and the SBT approved by SC Resolutions No. 490/97 and 10,059, respectively;

•                  A set of rules that state the payment of fees for the control, oversight and verification as well as the payment of radioelectric fees and rights;

•                  Regulations governing the caller ID service and the CPP system;

•                  The Number portability regulation for the mobile services;

•                  SC Resolutions No. 45/12 and 26/13 regarding the rating of calls originated in the mobile communication services, and the Joint Resolution No. 29 of the SC and Resolution No. 81 of the Secretary of Commerce, which stated new information that the mobile communication service providers should report to the customer in a regular and free way.

In addition, Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in force to the extent that it does not conflict with the provisions set out under the LAD, for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation. Also, the LAD states that Law No. 19,798 (“Ley Nacional de Telecomunicaciones” passed in 1972) and its amendments shall remain in force in respect of those regulations not opposing its provisions.

Núcleo, Personal’s Paraguayan subsidiary, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos S.A. is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

Licenses granted as of December 31, 2015

To Telecom Argentina

As of December 31, 2015, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

To the Company’s subsidiaries

As of December 31, 2015, the Company’s subsidiaries have been granted the following licenses:

•      Personal has been granted a non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina and data transmission and Value Added Services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the AMBA area, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014 Personal has been granted a license to provide Mobile Advanced Communications Services (SCMA) for 15 years (See “—Spectrum” below).

•      Núcleo, a company controlled by Personal, has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

been granted a license for the installation and provision of Internet and Data throughout Paraguay. All these licenses have been granted for renewable five-year periods.

•      Personal Envíos, a company controlled by Núcleo, was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No. 6 issued on March 30, 2015, and its corporate purpose is restricted to such service.

Events of revocation of the Licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•      repeated interruption of all or a substantial portion of service;

•      a modification of corporate purpose without prior approval of the Regulatory Bodies or change of domicile to a jurisdiction outside Argentina;

•      the transfer of the license to third parties without prior approval of the Regulatory Bodies;

•       the sale, encumbrance or transfer of assets which has the effect of reducing services supplied without the prior approval of the Regulatory Bodies;

•       a reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51%, or the reduction of ownership of Sofora in the capital stock with voting power of Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies (as of December 31, 2015 all Nortel’s ordinary shares belong to Sofora);

•      any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina which has not been executed ad referendum of the approval of the ENACOM and informed within 30 days following its completion (according to the provision of article 8 of Decree No. 267/15); and

•      the bankruptcy of Telecom Argentina.

If Telecom Argentina’s license is revoked, Nortel must transfer its interest in Telecom Argentina’s capital stock to the Regulatory Bodies, in trust for subsequent sale through public auction. Once the sale of the shares to a new management group is performed, the Regulatory Bodies may renew the license of Telecom Argentina under the terms to be determined.

Personal’s licenses are revocable in case of non-compliance with certain obligations, including but not limited to:

•      repeated interruptions of Personal’s services as set forth in the List of Conditions;

•      any transfer of the license and/or the related rights and obligations, without the approval of the Regulatory Authority (according to the provision of article 8 of Decree No. 267/15);

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

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

•      repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13 (See “—SC Resolution No. 5/13” below);

•      repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

•      repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

•      assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without authorization of the Regulatory Authority.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Núcleo’s licenses are revocable mainly in the case of:

•      repeated interruptions of the services;

•      any voluntary insolvency proceedings or bankruptcy of Núcleo; and

•      non-compliance with certain service obligations.

According to the Resolution No. 6/14 of the Central Bank of Paraguay, Personal Envíos’ license to provide Electronic Payment services may be revoked by:

•      insolvency proceedings or bankruptcy,

•      sanctions imposed by the Central Bank of Paraguay, with prior administrative proceedings regarding the performance of operations that are forbidden by the legislation in force.

Law No. 27,078 — Argentine Digital Law

Among the most relevant contents in the LAD, which amended the regulatory framework in force as of December 19, 2014, as regards telecommunications are:

a)           the recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services (subsequently repealed by Article 22 of Decree No. 267/15);

b)           the rule on prices and rates establishing that the licensees of ICT services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin;

c)           exemptions or reductions of rates and encumbrances of ICT in general and in telecommunications in particular may be set when the nature of certain activities so warrant;

d)           the amendments as regards Universal Service (See “—Universal Service Regulation” below);

e)           the asymmetric regulation as universalization tools towards the development of an effective competition.

The LAD declared of public interest the development of ICT and its associated resources in order to establish and ensure complete neutrality of networks and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation

The LAD set forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, in which case, the corresponding license must be requested to the proper authority. Also, the LAD allowed ICT services licensees included in the restrictions of the Audiovisual Services Communications Law (among them, Telecom Argentina) to provide audiovisual communications services. Nevertheless, that regulation was partially amended by Decree No. 267/15 (see “—Decree No. 267/15—Amendments to the LAD” below).

According to the LAD provisions, Telecom Argentina amended its corporate purpose during 2015, which was approved by AFTIC Resolution No. 19/15. Further information is disclosed in “—Introduction—The Company” and in Note 1.a) to the Consolidated Financial Statements.

Also, the LAD established the framework for suppliers and licensees entering the audiovisual communication services market (among them, Telecom Argentina and its domestic subsidiaries) setting forth that the Federal Authority of Audiovisual Communication Services (replaced by the ENACOM since Decree No. 267/15 enforcement) would determine the go-to-market conditions of audiovisual communication services for ICT suppliers and licensees. The LAD also stated a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the ICT licensees with significant market power would not be able to provide audiovisual communication services.

It also set forth that the ICT service should be provided throughout the national territory, considered for that end as a unique area of exploitation and supply.

According to the LAD provisions, the SBT holds its status of public service (section 54), but with a different scope than the previous regulations provisions. It was defined as the national and international telephone voice service, through the local networks, notwithstanding the technology used

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

for its transportation, provided that it complies with the objective of allowing its users to communicate with each other (section 6 paragraph c)). In addition, in section 90 of Title XI, it established that said definition, comprises the senses of the definition established in the Bidding Terms and Conditions for the International Public Bidding process for the Privatization of the Supply of the Telecommunications Service timely approved by Decree No. 62/90.

The LAD introduced substantial changes to the SU regulation established by Decree No. 558/08. Among its provisions the LAD creates a new SU Fund and provides that the investment contributions for the SU programs shall be managed through this fund, which assets, belong to the Federal Government (See “—Universal Service Regulation” below).

Law No. 19,798 Telecommunications Act (passed in 1972), as amended, continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Article 39 of Law No. 19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect during the time it takes to the Regulatory Authority to issue new licensing, interconnection services, universal service and spectrum regulations.

Decree No. 267/15 — Amendments to the “LAD”

On January 4, 2016, Decree No. 267/15 was issued, amending Law No. 26,522 (Audiovisual Communication Services) and Law No. 27,078 (LAD). As mentioned above, “ENACOM” was created as the Regulatory Authority applicable of these laws.

One of the main amendments to the LAD consists in the incorporation of Television Services provided by subscription (physical or radio electric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No. 26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No. 267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT services license.

Broadcasting supplied by subscription licenses (physical or radio electric link, such as Cable TV) issued before the application of Decree No. 267/15 will be considered for all purposes as “Argentine Digital Unique License,” with the respective registration for such service provision. Furthermore, the Decree states a 10 years extension from January 1, 2016, for the use of frequency spectrum to radio electric link provided by subscription license holders.

Among the amendments that replaces Article 6 of the LAD is the incorporation of “video on demand service,” defined as a service offered by an ICT services supplier to provide access to software under demand on a catalogue basis. On January 7, 2016, the Company and Personal presented to the ENACOM an application for the registration of the broadcasting by physical or radio electric link service, describing the service characteristics which registration was requested. As of the date of this Annual Report, the ENACOM resolution is still pending.

Decree No. 267/15 replaced the LAD’s article No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No. 264/98, and mobile telecommunication license holders within the scope of Decree No. 1,461/93 are prohibited from providing Broadcasting under subscription services until January 1, 2018 (this term can be extended by 1 additional year). Also, the Decree replaces article 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No. 264/98 and mobile services providers with licenses granted by Decree No. 1,461/93, which choose to provide broadcasting under subscription services.

Article 28 of Decree No. 267/15 created, within the Ministry of Communications, the Commission for the Preparation of the Reform, Update and Unification Draft Law of Laws No. 26,522 and 27,078. The Commission will be responsible for the study of both laws reforms under the principles established therein. The Communication Ministry through Resolution No. 9/16 stated that the Commission shall be composed by 6 members and 1 Secretary, who will perform their duties “ad honorem”. The Resolution also appointed its members. The Commission should submit a pre-draft of reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the 180 days from the date of its constitution. This term could be extended at the Commission’s request.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Company’s management expects that such regulation will clarify the scope of several aspects of the LAD and Decree No. 267/15 for a better evaluation of operational and economic-financial impacts that the LAD could have on the Telecom Group’s business.

Furthermore, the Decree states that licenses transfers and stake holdings that imply loss of corporate control must be approved by ENACOM, proving a new procedure by its article No. 8 and establishing that licenses transfers and stake holdings in licensees will be considered ad referendum of ENACOM approval. Additionally, shareholders of at least 10% of companies that provide public services are forbidden to hold Broadcasting services provision under subscription registration. However, this clause does not apply in the following cases: (i) nonprofit entities that hold a license or permission issued by National, Provincial, or Municipal Governments to supply public services (cooperatives providers of telephone services, for example); (ii) Entities included in article No. 94 of the Decree (whereby Telecom Argentina and Personal are included), which are allowed to provide the service after the expiration of the term mentioned in that clause.

Among other clauses, the Decree establishes issuance and objections procedures (from other service provider in the same area at the time of application for registration), within the scope of Argentina CNDC. This procedure is not applicable to nonprofit entities that exclusively supplies ICT public services.

Decree No. 267/15 repealed article No. 15 and article No. 48, paragraph two of the LAD. Therefore, the following provisions no longer have effect: (i) the condition of essential and strategic public services of ICT regarding the access to the telecommunications network for the “ICT services” license holders; and (ii) the Regulatory Authority power to regulate tariffs due to public interest reasons.

According to Law No. 26,122, the Bicameral Committee must determine the validity or invalidity of the Decree and present its determination to the plenary meeting of each Chamber of Congress for its specific treatment. Recently, the Congress has voted in favor of the validity of Decree No. 267/15 and as a result, it has entered into force.

The Decree also establishes several amendments to the Audiovisual Communications Services Law (SCA).

Universal Service Regulation

Decree No. 764/00

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force to the extent that the provisions of such Decree do not conflict with the law until the Regulatory Authority has drawn up the regulations concerning the Licensing Framework for ICT Services.

With respect to Universal Service Regulation, Annex III of Decree No. 764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (the “SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation also established the exemption to contribute to the FSU in the following events: (i) for local services provided in areas with teledensity lower than 15%, and (ii) when, as determined by a formula, certain conditions relating to loss of revenues and market share of Telecom and Telefónica in relation to other local operators are met. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

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

SU Regulation established by Decree No. 558/08

Decree No. 558/08, published on April 4, 2008, introduced certain changes to the SU Fund regime, replacing the Annex III of the Decree No. 764/00. Decree No. 558/08 established that the SC would assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It would also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the

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

It also established that the SC would review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such were determined by the SC, whereas telecommunications providers appointed to participate in future SU programs were selected by competitive bidding.

The Decree required Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree.

The Decree required telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and kept the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

Providers of telecommunications services should rely on the assistance of a Technical Committee made up of seven members (two members should be appointed by the SC, one member should be appointed by the CNC, three members should be appointed by the telecommunication services providers — two of which should be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — and another member had to be appointed by independent local operators). This Technical Committee was informed by the SC of the programs to be financed and was responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee was created. Additionally, telecommunications service providers sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by the Company and Personal. These objections were resolved by the SC through its Resolution No. 154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of Basic Telephone Services” that will be subsidized with funds from the SU Fund. The program sought to provide local telephony, domestic long-distance, international long-distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aimed to reclaim the Broadband service to state-run educational institutions and public libraries, respectively, and were implemented through the use of the SU Fund resources. Telecom Argentina was awarded with the “Internet for educational institutions” program and is finishing the last project facilities, reaching 1,540 schools. This program represents a billing to the SU Fund of approximately P$5 million per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. During 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of this Annual Report, the auction is pending of definition.

On November 11, 2010, the SC issued Resolution No. 154/10 adopted the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution included several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 558/08 was issued. It also provided that until the SC determined the existence of

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

programs, the amounts that would correspond to their implementation would be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they should be contributed into the SU Fund or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they should deposit the SU contributions under the provisions of SC Resolution No. 154/10.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing the “Infrastructure and Facilities Program.” The Resolution provides that telecommunication service providers can contribute to the projects in this program only the amounts corresponding to their pending SU contributions under Annex III of Decree No. 764/00, before the effective date of Decree No. 558/08.

Amendments of the LAD to the SU Regulation

In December 2014, the LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions the LAD establishes the creation of a new SU Fund and the fact that the investment contributions corresponding to the SU programs be managed through said fund, whose assets shall belong to the National Government.

The licensees of ICT Services (among them, Telecom Argentina and Personal) are obliged to make investment contributions to the SU Fund equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the Regulatory Authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

The Law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the SU Fund of Decree No. 558/08, the resources therein foreseen in section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the SU Fund created by the LAD in the conditions determined by the Regulatory Authority.

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

Through registered letters received on August 13, 2015, the AFTIC gave notice to Telecom Argentina and Personal that on July 28, 2015, the National Government, through this Enforcement authority held as trustor, entered into an administrative trust fund with Nación Fideicomisos S.A. (as trustee) called “Contrato de Fideicomiso Argentina Digital” (Argentina Digital Trust Fund). The AFTIC has assigned the trustee as fiduciary of the investment contributions to the SU Fund, which are equivalent to 1% of total revenues recorded since July 1, 2015 and to be collected as of August 3, 2015 for the supply of ICT services included in the scope of the LAD, net of payable taxes and fees, in accordance with article 22 of the abovementioned Law. It also reported the information of the bank account in which the deposit of the mentioned contribution was to be made in the future.

As a response to the notice, on September 3, 2015, Telecom Argentina and Personal made their respective filings before the AFTIC requesting some clarification in relation to the implementation of the new SU Fund and expressly reserving the rights in relation to the rules issued by the LAD.

Through the Official Notice published in the Official Bulletin on September 1, 2015, the AFTIC communicated to all licensees of ICT services that as of the date of the bulletin the SU Fund assets managed by Banco Itaú S.A. would be transferred to account No. 659.051.294/5 corresponding to the new escrow account of Nación Fideicomisos S.A., and that as a result, investment contributions corresponding to SU programs would cease to be paid into the trust account of Banco Itaú and should be funded in the aforementioned account. In addition, by means of the notice published in the Official Bulletin on September 2, 2015, Banco Itaú notified all licensees that as of September 1, 2015, the deposit of new funds in the trust under liquidation would not be allowed.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

On September 10, 2015 Telecom Argentina and Personal filed before the AFTIC their respective SU contribution affidavits corresponding to the revenues recorded in July 2015, clarifying that these presentations were made with the understanding that the operational rules related to the SU Fund contribution, regulated by Decree No. 558/08 and related provisions, are in force. Additionally, Personal proceeded to deposit the corresponding contribution in the new SU Fund account reported through the Official Notice published by the AFTIC.

In its filings, Telecom Argentina and Personal had stated that the filing of the affidavits and, in the case of Personal, the deposit did not imply explicit or implicit consent of the regulations issued by the LAD and expressly reserved their rights in relation to the unconstitutionality of the provisions set forth in articles 21, 22, 91 and related provisions of said law, as well as the claim of any rights arising from the acknowledgement of this argument.

As of the date of this Annual Report, neither Telecom Argentina nor Personal has received an answer to its filings of September 3, 2015 or published any new regulation or additional instruction in relation to SU.

SU Fund in Telecom Argentina

Several years after the market’s liberalization and the effectiveness of the first SU regulations, incumbent operators have not received any set-offs for providing services as required by the SU regime and the LAD.

As of the date of this Annual Report and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of P$2,020 million (unaudited). This receivable has not yet been recorded as of December 31, 2015 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting to approximately P$1,768 million since July 2007 through February 26, 2016 (the date of issuance of the consolidated financial statements as of December 31, 2015) and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

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

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately P$741 million and are included in the credit balance mentioned in the second paragraph of this Section. As of the date of issuance of this Annual Report the resolution of this appeal is still pending.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately P$208 million. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution. However, it cannot be assured that these issues will be favorably resolved at the administrative stage, or, later at a judicial stage.

SU Fund in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

contributions of approximately P$112 million into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above -mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, the SU Fund monthly contributions were made into such escrow account.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing the “Infrastructure and Facilities Program.” The Resolution provided that telecommunication service providers could contribute to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, before the effective date of Decree No. 558/08.

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

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Article 3, of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No. 50/12 requesting its nullity. As of the date of this Annual Report, this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately P$23 million in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under protest of those concepts in their monthly affidavits.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

The SCMA shall be provided by using the 698 to 806 MHz band (108 MHz) and the 1,710 to 1,770 MHz and 2,110 to 2,170 MHz bands (120 MHz). A 60 MHz spectrum cap exists for each provider and the entire national territory is considered as a sole Area of Use of this service.

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

The SCMA is subject to the rules set forth in these Resolutions, the Term and Conditions issued for the frequency bands auctions to be used for the provision of this service and the regulations to be approved to such effect.

SC Resolution No. 38/14

On July 7, 2014, SC Resolution No. 38 was published in the Official Bulletin which announced a Public Auction process (the “Auction process”) for the awarding of the remaining frequencies of the Personal Communication Services (Servicio de Comunicaciones Personales or “PCS”), of the Cellular Mobile Radiocommunication Services (Servicio de Radiocomunicaciones Móvil Celular or “SRMC”), as well as those of the new spectrum for the Advanced Mobile Communications Service (Servicio de Comunicaciones Móviles Avanzadas or “SCMA”) recently created.

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots, being the first one to be auctioned exclusively among entering operators.

The Public Auction took place on October 31, 2014. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8. Telefónica Móviles Argentina S.A. (Movistar), América Movil S.A. (Claro) and Arlink S.A. also participated in the auction.

Through SC Resolution No. 79/14 the SCMA service was awarded to Personal, while through SC Resolutions No. 80/14, 81/14, 82/14 and 83/14 that were published in the Official Bulletin of Argentina on November 27, 2014, the following frequency bands were awarded to Personal: i) for the PCS service, frequency bands: 1,890-1,892.5 MHz and 1,970- 1,972.5 MHz for the Explotation Area I (Lot Number 5); ii) for the SRMC service, frequency bands: 830.25- 834 MHz and 875.25-879 MHz for the Explotation Area II (Lot Number 2); iii) for the PCS service, frequency bands: 1,862.5-1,867.5 MHz and 1,942.5-1,947.5 MHz for the Explotation Area III (Lot Number 6); iv) for the SCMA services, frequency bands: 1,730-1,745 MHz and 2,130-2,145 MHz for the national explotation area (Lot Number 8, partial awarding).

Personal paid for the awarded frequency bands and also constituted the corresponding performance guarantees. In the case of Lot No. 8, the payment was made on account of the single and total price offered for this Lot.

Personal asked that the assignment of the Frequency Bands for the SCMA services in Lot No. 8, which was partially awarded to Personal through SC Resolution No. 83/14, be completed and reserved the applicable rights.

Through SC Resolution No. 25/15, issued on June 11, 2015, the SCMA Frequency Bands 713-723 MHz and 768-778 MHz for the National Exploitation Area were assigned to Personal, which comprised Lot 8 that was pending assignment by the SC.

On June 25, 2015, Personal paid the auctioned amounts related to the assigned Frequency Bands (equivalent to US$ 247.3 millions) according to the Terms and Conditions provisions and its clarifying amendments. Thus, Personal fully paid the aggregate bid amount for Lot 8. Additionally,

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

pursuant to Article 54 of the Terms and Conditions, the performance guarantee of 15% of the auction assigned to Personal by SC Resolution No. 25/15 was constituted.

These rights of use of Frequency Bands were recorded as Intangible Assets amounting to P$2,256 million (including P$13 million related to the tax on debits to bank accounts costs).

As a result, the aggregate amounts recorded as Intangible Assets as of December 31, 2015 related to the 3G and 4G licenses awarded to Personal in the Auction, amounted to P$5,786 million.

SC Resolution	Lot No.		Frequency Band	Exploitation area/ (Service)	Amount in US$ millions of equivalent to P$ paid	Capitalized cost of acquisition (in millions of P$)
80/14	5	PCS	1890-1892.5 MHz and 1970-1972.5 MHz	Northern (3G)	5.0	43
81/14	2	SRMC	830.25-834 MHz and 875.25-879 MHz	AMBA (3G)	45.0	387
82/14	6	PCS	1862.5-1867.5 MHz and 1942.5-1947.5 MHz	Southern (3G)	6.0	51
83/14	8	SCMA	1730-1745 MHz and 2130-2145 MHz	Country (4G) partial awarding	354.7	3,049
25/15	8	SCMA	713-723 MHz and 768-778 MHz	Country (4G) partial awarding	247.3	2,256
					658.0	5,786	(*)

(*) Includes P$31 million corresponding to the tax on debits to bank accounts that were capitalized in the cost of the licenses.

The full awarding of Lot No. 8 became essential for compliance with the commitments foreseen in the Auction Terms and Conditions.

The Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority would extend the term of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority).

The Terms and Conditions also established strict coverage and network deployment commitments which require significant investments on the part of Personal (See additional information in Note 18.e) to the Consolidated Financial Statements as of December 31, 2015).

Frequency bands assigned to Personal by SC Resolution No. 25/15 are partially used by others. SC Resolutions No. 17/14 and No. 18/14 granted a period of two years for the migration of the system that is currently operating on them.

Through Resolution No. 155 /15 issued on September 2, 2015, the AFTIC terminated the spectrum assignment granted to Arlink S.A. through Resolutions No. 28, 29, 30, 31 and 32 issued on June 11, 2015, and the registries conferred through Articles 1 and 2 of SC Resolution No. 27/15 issued on June 11, 2015, for the provision of PCS and SCMA services.

Additionally, the Public Auction of Lot 1 was declared abandoned and no operators were assigned the frequency bands for the provision of PCS, SRMC and SCMA services, approved by Article 1 of SC Resolution No. 38/14. Personal made a presentation expressing its interest in the frequency bands comprising Lot 1.

On November 4, 2015, Law No. 27,208 (“Satellite Industry Development Law”) came into effect, declaring the development of the satellite industry as a public interest as well as a state policy and national priority with regard to telecommunications geostationary satellites. That law granted to the company ARSAT, on a preferential basis, the frequency bands of Lot 1. The law also provides that these bands will be used for the implementation and operation of services and applications for which they are or will be assigned, giving priority to applications of Public Protection and Defense Operations. This will complement the ARSAT ICT network services and will primarily serve the most vulnerable areas of the country.

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

On January 26, 2015, the CNC provided comments on Personal’s Contingency Plan and also required the reporting of the measures chosen to implement the Plan and the status thereof. Personal filed to AFTIC a new Contingency Plan with the required amendments. As of the date of this Annual Report, the Regulatory Authority has not pronounced on this matter.

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

On August 14, 2014 the CNC notified Telecom Argentina and Personal that the audits and technical verifications that the Regulatory Authority shall perform on the supply of services regarding licenses of Telecom Argentina and Personal will be performed following the processes and methods of measurement exhibited in the respective presentations of the “Technical Reports.” The CNC also notified the Company that these shall be carried out using the principles set forth in SC Resolutions No. 5/13 and CNC No. 3,797/13. Notwithstanding, the CNC developed verification tasks of the mobile services by means of tests of calls and data with measuring mobile devices in different locations of the country using procedures different from those defined in the Quality Regulation and published the results at “quenosecorte.gob.ar.”

Within the scope of said verifications, the CNC initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No. 3,797/13. The Management of Personal has in a timely basis submitted its defense against these claims.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the Regulatory Authority, Telecom Argentina and Personal have carried out the corresponding reservations of their rights in each of their submissions. In addition, the Company has stated in its different submissions that, due to the special circumstances that affected its tariff structure, the compliance of the burdensome operative and customer service parameters set forth in SC Resolution No. 5/13 should not apply.

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

The Resolution also provides the modalities and procedures for the provision of such services. According to article 2 of the Annex of the Resolution, the Regulation is applicable to SCMA.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Rates

Rate Regulations

Price Cap. The Price Cap was a regulation method applied in order to calculate changes in Telecom Argentina’s rates, based on changes in the U.S. C.P.I. and an efficiency factor. As a result of the 1999 Price Cap audit process and Telecom Argentina’s reviews, the Regulatory Authority notified us, in August 2009, of the existence of an outstanding balance of P$3.1 million plus interest. Telecom Argentina has offset this amount with the credit resulting from SC Resolution No. 41/07. See “—Rates Regulations—Tax Stability: Social Security Contribution Variations.”

On April 6, 2000, the Argentine government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the Price Cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to October 2001.

Telecom Argentina timely presented all the required information under the Price Cap audit, however the 2000 Price Cap audit results are still pending. Taking into consideration the time elapsed since the beginning of the audits, in the opinion of Telecom Argentina’s legal advisor, any balance arising from those audits should be prescribed.

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

Tax on Deposits to and Withdrawals from Bank Accounts (“IDC”). On February 6, 2003, the Ministry of Economy and Public Finance, through Resolution No. 72/03, defined the method to allow, going forward, rate increases on Basic Telephone Services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately P$23 million that arose before the issuance of Resolution No. 72/03. Telecom Argentina planned to claim such amount within the renegotiation of agreements with the Argentine Government. In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount for its audit. Telecom Argentina had access to the CNC’s audit documentation which corroborates the amounts claimed by Telecom Argentina and its application of a similar offsetting method pursuant to Resolution No. 41/07 described below. As a result, the Company recorded as “Non-current Other receivable” a total of P$23 million.

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

Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and canceled payables stemming from reductions in social security contribution rates and other fines due by Telecom Argentina. As of December 31, 2015, Telecom Argentina has a net receivable of P$61 million which, in addition to the receivable of P$23 million corresponding to the IDC, is included in the line item “Other receivables” as non-current receivables.

Since Resolution No. 41/07 gives Telecom Argentina the right to offset receivables with existing and/or future regulatory duties and, given its intention to exercise this right, the receivable was recorded net of provisions. As of December 31, 2015, the provisions which can be offset with the receivables arising from Resolution No. 41/07 and from IDC amounted to P$84 million.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In 2015, Telecom Argentina continued its practice of billing customers for the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

Renegotiation of agreements with the Argentine government

Convertibility period of the peso to the US dollar: dollarization of rates

On November 28, 1991 Telecom Argentina and Telefónica signed an agreement with the Argentine government related to the rate regime, which was ratified by Decree No. 2,585/91 and was effective from December 18, 1991. The most relevant aspects included in this agreement that amended the rate regime provided by the Transfer Agreement were:

•                  The rate, measured in basic telephone pulses, was set in US dollars, adjustable twice a year (April and October) based on the variation of the U.S. C.P.I. (all items). These rate adjustments did not require the prior approval of the Regulatory Authority. Since 2000 these rate adjustments were not applied according to agreements signed with the SC, which delayed its implementation. Subsequently, in October 2001, an injunction prevented the continuity of application See “—Rates—Rate Regulations—Price Cap.”

•                  The customers billing continued performing in local currency.

Rates pesification

On January 6, 2002, the Argentine Government enacted Law No. 25,561, “Ley de Emergencia Pública y Reforma del Régimen Cambiario” (the “Public Emergency Law”). This Law, by Article 8, annulled adjustment clauses in dollars or other foreign currencies and indexation clauses based on price index and any other indexation method. As a consequence, from that date Telecom Argentina’s rates were set in pesos at the exchange rate P$1 per US$ 1.

According to Decree No. 293/02, a process of renegotiation of contracts with the Public Administration was initiated, which provided, among other things, the revision of Telecom Argentina’s rates. The Argentina government was entitled to renegotiate these agreements based on the following criteria:

•                  the impact of rates on the competitiveness of the economy and income distribution;

•                  the quality of services and investment plans, when were contractually agreed;

•                  the users interest and services accessibility;

•                  the security of the systems;

•                  the companies’ profitability.

This Decree instructed the Ministry of Economy to renegotiate of these agreements and created the Agreement Renegotiation Commission to provide the Ministry with the assessment that each case required.

To accomplish with such renegotiation process, Telecom Argentina timely filed to the Agreement Renegotiation Commission all the information regarding the impact caused by the economic emergency on its financial situation, mainly on revenues, and existing methods for updating rates according to operating costs, to debt, to payment commitments with the Argentine government and to future and ongoing investments.

In July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), which continued the agreement renegotiation process and continued the procedures already in progress with the previous Commission. The PEN must refer the proposed renegotiation agreements to the National Congress, which must arrive to a conclusion within sixty days from the proposal reception. If the National Congress would not conclude, the proposal was automatically approved and, if the National Congress rejected the proposal, the PEN must resume the corresponding renegotiation agreement process.

In October 2003, was issued Law No. 25,790, which extended until December 31, 2004 the period to renegotiate the public works and services agreements. From December 2004, several laws were issued that have extended the renegotiation agreements deadline. The latest Law No. 27,200 extended the mentioned deadline until December 31, 2017.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Letters of Understanding (“LOU”) with the Argentine government

On May 24, 2004, Telecom Argentina signed a LOU with the Argentine government pursuant to which Telecom Argentina committed not to modify the current rate structure through December 31, 2004 and to continue with the rate renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. It was also agreed to implement some social services to promote accessibility to telecommunications services, implemented through the following SC resolutions.

•                  Through Resolution No. 262/04, the SC approved service 0612 Internet access to communities located at a distance greater than 55 kilometers with respect to the centers 0610 located in larger cities. The provision of this service began by the end of 2004 and, as of the date of this Annual Report, is operating in about 300 locations.

•                  Through Resolution No. 263/04, the SC approved the implementation of a calling card with discounts for beneficiaries of the Jefes de Hogar social plan, which did not have a telephone line. The compromised 250,000 cards were available to the Ministry of Employment and Social Security during March 2005. Telecom Argentina also cooperated delivering the mentioned cards to municipalities, according to the Ministry instructions.

•                  Through Resolution No. 73/05, the SC instructed Telecom Argentina to provide low consumption discounts to beneficiaries of the Jefes de Hogar social plan. According to this social plan beneficiaries’ list sent by the Ministry of Employment and Social Security, Telecom Argentina has provided the low consumption discounts to those beneficiaries who accomplished the registration conditions.

As the relevant SC Resolutions were issued, Telecom Argentina finished complying with the obligations undertaken in this agreement.

New LOU with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU with the UNIREN, within the framework of the renegotiation of its license, which had begun in 2004. Upon the fulfillment of the procedures set forth in the rules and regulations in effect, the LOU provides the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

The main terms and conditions of the Letter included:

•

The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which were expected to be resolved by June 30, 2006 (some of these matters are described above). The Regulatory Authority continued to analyze such open issues, and accordingly the resolution of them would be disclosed gradually;

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

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.A., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

public hearing convened to deal with the LOU. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•                  An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•                  Off-peak telephone hours corresponding to reduced rates shall be unified with regards to local calls, long-distance domestic and international calls.

On May 18, 2006, the LOU was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation should be in effect once all the requirements stipulated in the regulatory framework were complied with, which among other things, requires that a Telecom Argentina Shareholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.A. have timely fulfilled the Agreement’s commitments.

The Renegotiation of the Transfer Agreement and the resolution of the regulatory issues that negatively affected the operations of Telecom Argentina since the enactment of the Public Emergency Law and the Exchange Regime System Reform in January 2002 (pesification of rates, lack of compensation for SU features, increased penalties for delays in repairing and installation in fixed telephony, etc.), have not been fulfilled by the National Government making it responsible for the damages caused.

Filings of Telecom Argentina under the LAD

On June 18, 2014, Telecom Argentina made a filing before the SC requesting the adjustment of the Basic Telephone Service lines connection fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service under its charge, recomposing the connection fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to Telecom Argentina, taking into account that the revenues obtained for the installation of the Basic Telephone Service lines was much lower than the direct costs that Telecom Argentina incurred to connect new customers. In addition, Telecom Argentina requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, and SC Resolution No. 5/13.

On July 23, 2014, the Company made a second filing before the SC pursuant to which it requested, among others matters: (i) an adjustment of the monthly basic charges of all the Basic Telephone Service categories set forth in the tariffs general structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long-distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, Telecom Argentina also requested that the Basic Telephone Service be excluded from the sanctioning regime provided by Decrees Nos. 1,185/90 and No. 62/90 and SC Resolutions No. 10,059/99 and SC No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would finally result in the provision of better services to its customers.

Telecom Argentina has not received any answer related to the filing made before the SC.

Following these presentations, on December 19, 2014 the LAD (under Title (VI) “Prices, rates and levies”), established a general rule (Article 48) setting a new legal framework in this matter.

Under the provisions of Article 48 of the LAD, on April 16, 2015, Telecom Argentina made two presentations before the CNC through which it reported new installation rates for the “business, professional and government” segment (which will be applied on April 23, 2015 and will be equal to P$690) and the new monthly rates for this segment (which will be applied on July 15, 2015 and which will be equal to P$77.28). The presentation was rejected by the CNC through a letter received on April 29, 2015, in which it requested that Telecom Argentina refrain from engaging in unilateral conduct or it could otherwise face penalties under a sanctioning process.

Likewise, on June 2, 2015, Telecom Argentina informed the CNC of new rates for the price per minute for calls made by its customers to certain international destinations that became effective on October 15, 2015. Telecom Argentina also informed the CNC of the new prices for public telephony

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

service in the Southern Region and new prices applying to the assisted call service, effective on July 1, 2015.

On June 16, 2015 Telecom Argentina was notified of the CNC GC Note No. 364/15 through which the CNC urged the Company to apply the effective maximum rates approved by the General Tariff Structure to international calls made to the mentioned countries according to the provisions of CNT Resolution No. 127/91, as amended. Telecom Argentina was also asked to refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

On May 27, 2015 and July 2, 2015, Telecom Argentina filed its defense of rights in response to the CNC letter dated April 29, 2015 and CNC GC Note No. 364/15, respectively.

However, on July 17, 2015, the AFTIC notified Telecom Argentina of the initiation of a sanction process related to a potential violation of the General Tariff Structure and of CNT Resolution No. 127/91, as amended, with respect to the increase of the installation charges prices and the monthly charges tariffs for the “business, professional and government” segment informed on April 16, 2015.

On August 11, 2015, Telecom Argentina filed before the AFTIC a discharge against the mentioned sanctioning process, which as of the date of this Annual Report is still pending. Telecom Argentina’s legal advisor believes that there are solid legal arguments under the LAD that allow it to perform these price adjustments.

On February 1, 2016, Telecom Argentina informed the ENACOM that effective May 15, 2016, the new rate of Basic Telephone Service for the residential segment will be P$50 (plus VAT) and that the “Retired” customer’s category will have a discount of 50% on the mentioned new rate. However, on March 11, 2016, Telecom informed the ENACOM that the new rate for the residential segment will be P$38 (plus VAT), in response to a collaboration request made by the Regulatory Authority taking into consideration the special circumstances of the current macroeconomic environment in Argentina.

As of the date of this Annual Report, Telecom Argentina is communicating the new rate to its affected customers.

Other Regulations

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Núcleo - Auction for 4G spectrum in the Republic of Paraguay

On October 14, 2015, CONATEL launched the final list and conditions for the auction of the license for the supply of mobile telephone services, Internet access and data transmission in the 1,700 / 2,100 MHz (4G - LTE) frequency bands in the Republic of Paraguay. The list and conditions were subject to public consultation for two weeks, during which the mobile operators sent their considerations in this regard.

Núcleo assessed the different economic scenarios arising from a possible participation in the auction considering the technical alternatives, the availability of spectrum of other frequencies and the economic conditions resulting of the list and conditions. After such assessment, Núcleo decided not to participate in the auction process.

LEGAL FRAMEWORK

New Law of Promotion of Registered Labor and Prevention of Labor Fraud

On June 2, 2014 Law No. 26,940 Ley de Promoción del Trabajo Registrado y Prevención del Fraude Laboral was published in the Official Bulletin. The new law, among other topics, establishes a Public Record of Employers with Labor Sanctions (“Repsal”) and defines a series of labor and social security infringements as a result of which an employer shall be included in the Repsal.

The employers included in the Repsal shall be subject to different types of sanctions, such as the inability to access public programs, benefits, subsidies or credit from state-owned banks, the inability to enter into contracts with the National Government, the inability to receive licenses of property owned by the National Government, or the inability to participate in the awarding of concessions of public services and licenses. In turn, the employers who are repeat offenders for the same infringement for which they were added to the Repsal within a 3-year period after the first final sanction decision shall not be able to deduct from their income tax the expenses related to their employees during the period that the employer remains included in the Repsal.

As of the date of this Annual Report, Telecom Argentina has no sanctions registered in the Repsal. However, if sanctions are applied in the future, it could have a significant impact on the Group’s financial position, result of operations and cash flows.

New Federal Civil and Commercial Code

On October 8, 2014, Law No. 26,994 was published in the Official Bulletin, pursuant to which a new Federal Civil and Commercial Code was approved. Law No. 26,994 became effective on August 1, 2015.

The Code unified civil and commercial matters (previously regulated in separate Codes) and derogated and amended other civil and commercial standards. Particularly, the new Code modified the General Corporations Law and the Consumers’ Defense Law.

Some of the main amendments of the new Code are the definition of new contractual structures that previously were only admitted by the legal jurisprudence, amendments to the civil liabilities and modifications of statute of limitation.

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

As of the date of this Annual Report, national authorities have not applied to the Company any measure in connection with this law and the Company does not expect significant impacts arising from this Law.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Law No. 26,993 creates the Prior Mediation Service for Consumer Relation Conflict Resolution (in Spanish, “COPREC”) to intervene in complaints made by consumers or users which arise in the consumer relations field, and for complaints involving amounts which do not exceed an amount equivalent to 55 (fifty five) Minimum, Vital and Flexible Salaries (“Salario Mínimo Vital y Móvil”, the minimum wage to be paid to an employee as set by the Government).  The participation of COPREC is mandatory and prior to any complaint before the Audit in Consumer Relations (new entity created by the Law), or, if applicable, to any claim filed before the Federal Justice in Consumer Relations (“Relaciones de Consumo”). The mediation mechanism through the COPREC has been in effect since the Law was promulgated.

The Law also creates an Audit in Consumer Relations entity (the “Audit”) and the Federal Justice in Consumer Relations. The first entity has the capacity to intervene in complaints involving amounts which do not exceed an amount equivalent to 15 (fifteen) Minimum, Vital and Flexible Salaries, and the second entity has the capacity to intervene in complaints involving amounts which do not exceed an amount equivalent to 55 (fifty five) Minimum, Vital and Flexible Salaries. As of the date of this Annual Report neither the Audit nor the Federal Justice in Consumer Relations are pending implementation.

Law No. 27,181 “Statement of public interest in the protection of the National Government’s equity interest that are part of the FGS investment portfolio (Sustainability Guarantee Fund)

On October 6, 2015 Law No. 27,181 was published in the Official Bulletin.  Law No. 27,181:

(i) declares of public interest the protection of the National Government’s equity interest in the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and its equity interests in companies in which the National Government is a minority shareholder or where the Ministry of Economy and Public Finances holds shares or equity interest. Transfer of those interests is forbidden without prior authorization by two-thirds of the National Congress; and

(ii) creates the “Agencia Nacional de Participaciones Estatales en Empresas” (National Agency for Government Equity Interests in Companies) (ANPEE), as a decentralized body within the PEN that will be responsible for the implementation of policies and actions involving the corporate rights of the above-mentioned equity interests and for the oversight of the respective representatives of the National Government or the FGS or body proposed by them in said enterprises or companies. As of the date of this Annual Report this Agency has not been constituted.

See “Item 7—Major Shareholders and Related Party Transactions—Ownership of Telecom Argentina Common Stock.”

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

In accordance with our Code of Ethics and Business Conduct, we seek to comply with all applicable laws.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

The Foreign Operator bills us for the calls made and received by our roaming customers at the rate agreed upon in the applicable roaming agreement. We then bill these customers according to the specific roaming fees in their subscription agreement. Likewise, we bill the Foreign Operator for the calls made and received by its clients using our networks for those calls, at the roaming rate agreed upon in the applicable roaming agreement, and then the Foreign Operator bills its clients according to their customer agreements. Roaming agreements do not, generally, contemplate other fees or disbursements.

In 2015, the consolidated impact on net profit (loss) arising from our roaming agreements with MCI was as follows:

•                  our total revenues under roaming agreements with MCI were approximately P$3 thousand.

•                  our total charges paid under roaming agreements with MCI were approximately P$3 thousand.

These revenues and charges are immaterial to our consolidated revenues and operating expenses. Because we do not separately allocate costs directly attributable to the service provision or other overhead costs to these transactions, the amount of our consolidated net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from the agreements.

Also, as of December 31, 2015, the amount for receivables for these concepts pending to collect were approximately P$6 thousand.

The purpose of our roaming agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining our roaming agreements.

ii.             Commercial Agreements with International Carriers (fixed services):

We maintain commercial agreements with international carriers from countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran. Telecom Argentina and Telecom USA’s total charges paid under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$6,022 thousand.

Regarding incoming traffic, Telecom Argentina and Telecom USA charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina and Telecom USA do not know the country of origin of such traffic.

Telecom Italia Group

We are also required to disclose our affiliates’ activities relating to Iran as of December 31, 2015. We have been informed that other members of the Telecom Italia Group also have entered into

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

roaming agreements with Iranian telecommunications operators. The information in this Section is based solely on information provided to us by our former parent as of December 31, 2015, Telecom Italia S.p.A., for purposes of complying with our obligations under Section 13(r) of the Exchange Act. Information set forth below is for the consolidated Telecom Italia Group and includes the impact of our revenues and charges described above.

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (Tim Participações S.A. by means of its subsidiary TIM Celular S.A.) and until March 8, 2016, in Argentina and Paraguay (Telecom Argentina through its subsidiaries Telecom Personal and Núcleo).

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•                  roaming agreements with the following Iran mobile phone operators: Taliya, KFZO — TKC (former Payam Kish), Rightel Communication, Irancell (MTN) and Mobile Company of Iran (MCI); and

•                  a commercial relationship for the delivery of traffic from Iran to its networks and from its networks to Iran (“International Carrier Agreements”). To this end, its subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”), directly and indirectly through its subsidiaries, entered into agreements with Telecommunication Company of Iran. In addition, Telecom Italia S.p.A. has also entered into certain agreements for the provision of TLC services (marine radio traffic) with Telecommunication Company of Iran for services to Islamic Republic of Iran Shipping Lines.

Roaming. Telecom Italia informs us that in 2015, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is analyzed as follows:

•                  its total revenues from roaming agreements with Iranian networks were approximately 423 thousand euros; and

•                  its total charges from roaming agreements with Iranian networks were approximately 450 thousand euros.

The purpose of these roaming agreements is to provide Telecom Italia’s customers with coverage in areas where Telecom Italia does not own networks. For that purpose, it intends to continue maintaining these roaming agreements.

International Carrier Agreements. As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through another carrier’s network (the “Host Network”), the Host Network receives a fee from the incoming network.

Telecom Italia informs us that in 2015, the impact on its net profit (loss) arising from the above International Carrier Agreements is analyzed as follows:

•                  its total revenues from traffic from networks located in Iran to its networks were approximately 709 thousand euros; and

•                  its total charges from traffic to networks in Iran from its networks were approximately 3,910 thousand euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

According to Telecom Italia information, all such amounts of revenues and charges are de minimis with respect to Telecom Italia consolidated revenues and operating expenses, respectively.

Activities relating to Syria and Sudan

In addition to the mandatory disclosure regarding the activities related to Iran described above, below we describe our activities that directly or indirectly relate to Syria and Sudan (designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls) (“Designated Countries”):

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

We maintain roaming agreements with MTN Sudan Co. Ltd, in Sudan and MTN Syria (formerly Spacetel) in Syria. The purpose of all of these roaming agreements is to provide our customers with coverage in areas where we do not own networks. In order to remain competitive and maintain such coverage, we intend to continue maintaining these agreements.

As of December 31, 2015, the approximate revenues, expenses, receivables and payables from roaming agreements with the Designated Countries were as follows:

	December 31, 2015
Roaming agreements (mobile services)	Revenues	Expenses	Receivables (*)	Payables
	In thousands of P$
Syria	—	2	—	54
Sudan	—	(a)	3	—
Total	—	2	3	54
% of respective consolidated total amounts	—	(b)	(b)	0.001%

(a) Less than P$ 0.5 thousand.

(b) Less than 0.001%.

ii.             Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries.

Regarding outgoing traffic, during 2015, Telecom has sent traffic to the Designated Countries mainly through PTGi International Carrier Services (United States) and Verizon (United States).

As of December 31, 2015, the total approximate expense for delivery of traffic terminated in the Designated Countries was:

Commercial Agreements with International Carriers (fixed services)	December 31, 2015
In thousands of P$
Syria	230
Sudan	—
Total outbound costs	230
% of consolidated operating expenses	0.001%

Regarding incoming traffic, Telecom Argentina and Telecom USA charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina and Telecom USA do not know the country of origin of such traffic.

Accordingly, our total payables and receivables from international carriers include those balances arising from traffic related with the Designated Countries but it is not possible to segregate them.

The outbound costs described in the table above are wholly immaterial with respect to the Company’s consolidated operating expenses for the period presented.

CAPITAL EXPENDITURES

Capital expenditures (investment in Property, Plant and Equipment “PP&E” and Intangible Assets) amounted to P$10,100 million in the year ended December 31, 2015, P$8,957 million in the year ended December 31, 2014, and P$4,851 million in the year ended December 31, 2013.

The following table sets forth our Total Additions (Capital Expenditures plus Materials) for the years ended December 31, 2015, 2014 and 2013, amounting to P$11,162 million, P$9,547 million and P$5,214 million, respectively.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

	Year ended December 31,
	2015	2014	2013
	(P$ million)(1)
Land and buildings	238	160	172
Switching and transmission	1,870	1,234	990
Equipment and infrastructure for special projects	11	13	67
Access and outside plant	2,475	1,807	1,387
Computer equipment and software	1,251	706	952
Other	551	384	396
Subtotal tangible capital expenditures (2)	6,396	4,304	3,964
3G/4G Licenses	2,256	3,530	—
Rights of use and exclusivity agreements	48	11	5
Service connection or habilitation costs	36	30	88
Subscribers acquisition costs	1,364	1,082	794
Subtotal intangible capital expenditures	3,704	4,653	887
Total capital expenditures	10,100	8,957	4,851
Materials (3)	1,062	590	363
Total additions in PP&E and intangible assets	11,162	9,547	5,214

(1)         The allocation of work in progress among items is estimated.

(2)         Includes materials transferred amounting to P$1,888 million, P$656 million and P$450 million as of December 31, 2015, 2014 and 2013, respectively.

(3)         Each year increase is calculated as the net amount between additions and transfers to work in progress during the year.

In addition, the following table shows capital expenditures for the years ended December 31, 2015, 2014 and 2013 broken down by Fixed Services and Mobile Services:

	Year ended December 31,
	2015	2014	2013
	(P$ million)
Fixed Services
Land and buildings	177	120	124
Switching and transmission	820	516	431
Equipment and infrastructure for special projects	11	13	67
Outside plant	1,011	981	819
Computer equipment and software	510	276	367
Other	317	206	229
Subtotal tangible capital expenditures	2,846	2,112	2,037
Rights of use, exclusivity agreements and licenses	39	9	—
Service connection or habilitation costs	36	30	88
Subscribers acquisition costs	158	126	30
Subtotal intangible capital expenditures	233	165	118
Total Fixed Services capital expenditures	3,079	2,277	2,155

Personal Mobile Services and Núcleo Mobile Services
Land and buildings	61	40	48
Switching and transmission	1,050	718	559
Mobile network access	1,464	826	568
Computer equipment and software	741	430	585
Other	234	178	167
Subtotal tangible capital expenditures	3,550	2,192	1,927
3G/4G Licenses	2,256	3,530	—
Rights of use and exclusivity agreements	9	2	5
Subscribers acquisition costs	1,206	956	764
Subtotal intangible capital expenditures	3,471	4,488	769
Total Personal Mobile Services and Núcleo Mobile Services capital expenditures (1)	7,021	6,680	2,696
Total capital expenditures	10,100	8,957	4,851

(1)         Includes P$469 million, P$357 million and P$327 million of capital expenditures in Paraguay as of December 31, 2015, 2014 and 2013, respectively.

Following the strategy of previous years, in the Personal Mobile Services segment, the capital expenditures were mainly oriented towards the deployment of the 4G technology and the extension of the coverage and capacity of our network in numerous cities across Argentina. The objectives were reached mainly through new sites, upgrading the network and activating new carriers.

In the Fixed Services segment, specifically in the Access area, the investment in equipment continued to enable the shortening of the Loop, the investment in central equipment with new

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

technologies for Broadband and the deployment of FTTH, while the enhancement of our wire network allowed us to meet the demand of enterprises, neighborhoods and buildings. In the transportation area, Telecom’s focus was mainly on the deployment of the DWDM network, on the improvement of the Backbone IP (“BBIP), on the update of the Metro Ethernet network and the installation of equipment to continue improving the regional transportation.

We estimate that our capital expenditures for the year 2016 will be approximately 22% of consolidated revenues. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

	As of December 31, 2015
	Fixed Services	Personal Mobile Services and Núcleo Mobile Services	Total
	(P$ million)(*)
Land and buildings	1,073	198	1,271
Switching and transmission	2,518	2,858	5,376
Access and outside plant	3,972	2,891	6,863
Equipment & infrastructure for Special Projects	180	—	180
Computer equipment and software	856	1,388	2,244
Materials	451	946	1,397
Others	230	402	632
Total PP&E, net carrying value	9,280	(**) 8,683	(***) 17,963

(*)                                 The allocation of work in progress among items is estimated.

(**)                          Includes P$1,784 million located in Paraguay.

(***)                   Net of valuation allowance for materials for P$52 million and impairment of PP&E for P$203 million.

All of the above-mentioned assets were used to provide service to our customers as described below.

	2015	2014	2013
	(thousands)
Fixed lines in service	4,043	4,093	4,124
Fixed Internet access lines	1,814	1,771	1,707
Mobile subscribers(*)	22,202	22,066	22,508

(*)         In 2015, 2014 and 2013, includes 2,546, 2,481 and 2,420 thousand Núcleo mobile subscribers, respectively, of which 6, 5 and 5 thousand were Internet (Wi-Max) customers, respectively.

As of December 31, 2015, we have entered into purchase commitments relating to PP&E totaling P$2,462 million primarily for switching equipment, external wiring, network infrastructure, inventory and other goods and services. In general, the contracts are financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of fixed assets are Huawei International PTE. LTD, Cía. Ericson S.A.C.I. (Argentina), Huawei Tech Investment Co. Ltd. Argentina, Ericsson AB (Sweden), I.B.M. Argentina S.R.L., Guzman — Nacich S.A.I.C., Oracle Argentina S.A., Nokia Solution and Networks OY (Finland) and Nokia Solution and Networks (Argentina).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Management Overview

Telecom is considered one of the leading companies in the Argentine telecommunications sector. The Telecom Group continued focusing on business growth and innovation by launching various services and products aimed to improve its customers’ experience by adding content, interactivity and convenience to communication.

As of December 31, 2015, the Telecom Group had 22.2 million mobile subscribers, 4.0 million of fixed lines in service and 1.8 million fixed Internet Accesses (equivalent to 45% of fixed lines in service), with growth in the higher value segments together with an improvement in all customer satisfaction metrics.

To promote the expansion of business, our capital expenditures amounted to P$10,100 million in 2015, equivalent to 25% of consolidated revenues, which included P$2,256 million for the acquisition of 4G licenses. Investments made by the Telecom Group and the future investments that will enable the 4G network deployment, are clear evidence of our commitment to our customers.

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

Continuing the trend of prior years, revenues in 2015 grew by 21% compared to 2014, reaching P$40,496 million, and grew by 22% in 2014 compared to 2013, reaching P$33,341 million. Operating income before depreciation and amortization in 2015 increased P$2,164 million as compared to 2014, reaching P$10,866 million (equivalent to 27% of total revenues), while in 2014 it increased P$1,138 million as compared to 2013, reaching P$8,702 million (equivalent to 26% of total revenues). Operating income increased P$786 million in 2015 as compared to 2014, reaching P$6,229 million (equivalent to 15% of total revenues) while in 2014 it increased P$925 million as compared to 2013, reaching P$5,443 million (equivalent to 16% of total revenues). Net income decreased P$294 million in 2015 as compared to 2014, reaching P$3,435 million (equivalent to 8% of total revenues), while it increased P$475 million in 2014 as compared to 2013, reaching P$3,729 million (equivalent to 11% of total revenues). Net income attributable to Telecom Argentina decreased P$270 million in 2015 as compared to 2014, reaching P$3,403 million, while it increased P$471 million in 2014 as compared to 2013, reaching P$3,673 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2015, 2014 and 2013—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2015, see “—Years ended December 31, 2015, 2014 and 2013” below.

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

After the above-mentioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008. However, the international financial crisis of 2008 affected the country decreasing its growth rate significantly to 0.1% in 2009. Throughout 2010 and 2011, the economy showed a rapid and strong recovery growing at a 9.5% and 8.4% annual rate respectively, but in 2012 a slowdown affected the economy and growth was reduced to 0.8%. In 2013, better economic conditions helped to increase by 2.9% the economic activity, but a new slowdown was registered during 2014 as growth rate decreased to 0.5%. As of the date of this Annual Report, the provisional figures of Argentina’s estimated GDP for 2015 published by the INDEC is 2.1%.

Inflation continued to be the main concern for the economy. According to official statistics reported by the INDEC, the consumer price index rose 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013. Since January 2014, a new consumer price index is being published aimed at improving the accuracy of the macroeconomic statistics. In 2014 the new consumer price index (“IPCNu”) showed an increase of 23.9%. In addition, the INDEC estimates that the Argentine wholesale price index increased by 12.7% in 2011, 13.1% in 2012, 14.8% in 2013 and 28.3% in 2014.

On January 8, 2016, President Macri’s administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC has suspended and will suspend publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. Under these circumstances the INDEC has recommended the use of alternative indexes published by San Luis Province and by the Autonomous City of Buenos Aires, which are an integral part of the National Statistic System, until a new index in compliance with international standards will be produced. The national CPI and the national wholesale Price index published by the INDEC for the period January-October 2015 was 11.9% and 10.6%, respectively. Additionally, CPI published by the San Luis province and by the Autonomous City of Buenos Aires (CABA) for the period November-December 2015 were 9.5% and 6.0%, respectively.

For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Economic activity closed 2015 with a slow and fragile performance. The telecommunications sector was also affected by this context. The global economy evidenced mixed results with strengthened U.S. economic activity in comparison with Eurozone countries, while emergent economies such as China and Brazil have significantly reduced their expansion rates and registered strong depreciations in their FX rates, thus impacting Argentine external competitiveness. Overall household consumption has maintained a slight positive performance, but far from high levels reached in previous years.

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0% respectively. In 2012, 2013 and 2014, the pace of peso devaluation accelerated to 14.4%, 32.5% and 31.1% respectively; and the official exchange rate ended the year at a P$8.55 per US$1.00. In December 2015, the Macri administration lifted many of the restrictions to access the FX markets and the multiple exchange rate system was unified into a floating rate regime. As a consequence, a significant depreciation of the peso occurred, ending 2015 at P$13.04 per US$ 1.00 and increasing 52.5%. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, whereby the limits for access to the MULC for payments of foreign accounts payables related to goods and services were eliminated establishing that starting on the following day access to the market for such payments is unlimited, subject to the compliance of the foreign exchange norms in force. On April 26, 2016, the exchange rate was P$14.31= US$1.00.

As the substantial majority of our property and operations are located in Argentina, macroeconomic and political conditions will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While our business continued growing in 2015, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

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

Revenues from upfront connection fees for fixed, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately eight years for the fixed telephony customers). Therefore, these revenues are influenced by the estimated expected duration of customer relationships for indefinite period contracts.

Revenues are also subject to estimations of the traffic measures. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on the traffic and are accrued at the end of the month. In addition, revenues from unexpired prepaid charges made by customers are recognized on the basis of the minutes used, at the contract price per minute.

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

For the years presented, we estimated that there are no indicators of impairment of assets that are subject to amortization, except for the impairment net loss of certain assets amounting to P$116 million in Telecom Argentina and P$114 million in Telecom Personal in 2015. In addition the Company estimated an impairment net loss of P$25 million in 2014 (an impairment loss of P$61 million, net of an impairment reversal of P$36 million). See Note 3k to our Consolidated Financial Statements.

However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition, changes in market conditions or regulations, could significantly impact these judgments and could require future adjustments to the carrying amount of recorded assets.

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

Personal’s net cash flows projection is denominated in Argentine Pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, Personal: (a) has converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) has discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 12.4% in order to obtain the recoverable value of intangible assets with indefinite useful life.

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

Income Taxes and Recoverability assessment of deferred income tax assets and other tax receivables

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

The recoverability assessment of the income tax receivable related to Telecom Argentina’s action for recourse filed during 2015 regarding the amounts paid in excess in the 2009 income tax affidavit is based on the existing legal arguments and of the future behavior of the National Tax Authority and of the National court (see Note 14 to our Consolidated Financial Statements).

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

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos of approximately 34% for year 2015. Additionally, the estimated discount rate used to determine the discounted cash flow of long-term receivables and payables is an annual rate in pesos ranging between 20% and 35% for year 2014. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars is an annual rate of 13% for year 2015 and an annual rate ranging between 8% and 13% for year 2014. Discount rates in Guaraníes for loans were 9.96% in 2015 and 2014, and for accounts receivables were 9.8% in 2015 and 2014. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balances, our historical write-offs, customer creditworthiness and changes in our customer payment terms when evaluating the adequacy of our allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, the actual write-offs could be higher than expected.

Years ended December 31, 2015, 2014 and 2013

For purposes of these sections, the fiscal years ended December 31, 2015, 2014 and 2013 are referred to as “2015,” “2014” and “2013,” respectively.

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

Segment	Company of the Telecom Group / Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Personal Mobile Services	Personal
Núcleo Mobile Services	Núcleo
Envíos (ii)

(i)             Dormant entity as of December 31, 2015, 2014 and 2013.  On April 21, 2015, the Ordinary, Extraordinary and General Shareholders’ Meeting of Micro Sistemas (second tranche) approved the modification of its corporate purpose.  Micro Sistemas is currently analyzing the business opportunities for the future.

(ii)          Envíos was officially registered in the Commercial Public Register of Paraguay in October 2014 and commenced its operations in January 2015.

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

•                  Personal Mobile Services and Núcleo Mobile Services’ service offerings include voice communications, high-speed mobile Internet content and applications download, MMS, SMS,

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

online streaming, corporate e-mail and social network access, among others; and sale of mobile communication devices (handsets, tablets, modems mifi and wingles). The services are supported in the different technologies of the mobile network (2G/3G/4G).

The following table shows a breakdown of our revenues by business segment for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
Segment	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues

Fixed Services	10,736	26.5	8,559	25.7	7,006	25.7
Personal Mobile Services	28,054	69.3	23,204	69.6	19,129	70.1
Núcleo Mobile Services	1,706	4.2	1,578	4.7	1,152	4.2
TOTAL	40,496	100.0	33,341	100.0	27,287	100.0

(1)   Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “—(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2015, 2014 and 2013 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements.

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

Impact of Political and Economic Environment in Argentina. Levels of economic activity affect our customers’ consumption of local and long-distance traffic, the demand for new fixed lines, Broadband and mobile services and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation, the evolution of consumption in the economy, exchange rate variations and the rate of unemployment, among others. The same factors, but to a lesser degree, affect the activity of Núcleo, that operates in Paraguay.

Rate Regulation. Revenue from our Fixed Services segment depends principally on the number of lines in service, the minutes of use or “traffic” for local and long-distance services and the rates charged for services. Until the coming into force of the LAD, the rates that Telecom Argentina charged in its fixed telephony service (including both monthly basic charges and measured service charges), installation charges, public telephone charges and charges for Internet Dial-Up traffic (“Regulated Services”) were subject to regulation. In the years presented, revenues were affected by the Pesification and freezing of regulated rates. The impact of the rate Pesification on Telecom Argentina’s results of operations has been particularly relevant in recent years as a result of inflationary pressures on Telecom Argentina’s costs structure. See “Item 3—Key Information—Risk Factors” and “—Economic and Political Developments in Argentina.”

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

Personal and Núcleo subscriber bases continued to expand in 2015 although at lower rates than those of previous years due to the level of maturity and the high penetration of mobile services in the

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

market. Value Added Services continued to be one of the main drivers of revenue growth in the mobile services business.

Technology Developments and Capital Expenditures. Improvements in technology influence demand for services and equipment by our customers. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the fixed-services business at present is being driven by the expansion of Broadband for individuals and corporations. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services. In the fixed-services business, we must invest in our fixed-line network and information technology. Specifically, in Internet services, we must constantly upgrade our Access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services.

In the mobile business, to provide its subscribers with new and better services, Personal has to enhance its mobile networks extending 3G and 4G technology and bandwidth for mobile data transmission. Moreover, taking into account the frequencies acquired, Personal must develop a LTE infrastructure expeditiously, according to regulatory requirements and the mobile market development.

In addition, as new technologies develop, equipment may need to be replaced or upgraded and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures. See “Item 4—Information on the Company—Capital Expenditures.”

Devaluation of the peso. The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In recent years, there was a significant devaluation which amounted to approximately 52.5% in 2015 and 31.1% in 2014. The majority of our revenues are received in pesos whereas a portion of the materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Also, the freezing of our regulated rates in the fixed services and the high level of competition limited our ability to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs and capital expenditures, which will adversely affect our results of operations, considering the net effect on revenues and costs.

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

Telecom Group. See Note 1.e) to the Consolidated Financial Statements, for a description of the IAS 29 analysis.

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

(A) Consolidated Results of Operations

In the year ended December 31, 2015, we reported net income of P$3,435 million, compared to net income of P$3,729 million for the year ended December 31, 2014, and net income of P$3,254 million for the year ended December 31, 2013. Net income attributable to Telecom Argentina decreased P$270 million in 2015 as compared to 2014, reaching P$3,403 million, while it increased P$471 million in 2014 as compared to 2013, reaching P$3,673 million, from P$3,202 million reported in 2013.

Consolidated revenues in 2015 were P$40,496 million compared to P$33,341 million in 2014 and P$27,287 million in 2013. The increase of P$7,155 million in 2015 (a 21% increase) can be largely attributed to the growth in the Personal Mobile Services segment including handset revenues and in Internet and Data services included in the Fixed Services segment.

In 2015, operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) totaled P$34,311 million, representing an increase of P$6,366 million, or 23%. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of VAS costs, the increase in bad debt expenses, higher provisions costs, higher agents’ commissions and higher depreciation and amortization of PP&E and intangible assets.

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

Our regulated fixed telephony service (7% of the consolidated revenue in 2015 vs. 7% in 2014) was affected by the freezing of regulated rates in early 2002; the increase in the 2015 structure of operating expenses (including depreciation and amortization and gain on disposal of PP&E and impairment of PP&E) for the Fixed Services segment (24%) is slightly higher to the increase in revenues including intersegment revenues (22%).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.1) 2015 Compared to 2014

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2015	2014	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Revenues	40,496	33,341	21	7,155	2,177	4,850	128
Other Income	44	47	(6)	(3)	13	(16)	—
Operating expenses (without depreciation and amortization)	(29,674)	(24,686)	20	(4,988)	(1,814)	(3,031)	(143)
Operating income before depreciation and amortization (2)	10,866	8,702	25	2,164	376	1,803	(15)
Depreciation and amortization	(4,438)	(3,243)	37	(1,195)	(296)	(870)	(29)
Gain on disposal of PP&E and impairment of PP&E	(199)	(16)	n/a	(183)	(100)	(84)	1
Operating income	6,229	5,443	14	786	(20)	849	(43)
Financial results, net	(1,102)	253	n/a	(1,355)	(471)	(841)	(43)
Income tax expense	(1,692)	(1,967)	(14)	275	248	20	7
Net income	3,435	3,729	(8)	(294)	(243)	28	(79)

Net income attributable to:
Telecom Argentina (Controlling Company)	3,403	3,673	(7)	(270)
Noncontrolling interest	32	56	(43)	(24)

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Revenues

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2015	2014	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Voice	13,854	11,766	18	2,088	557	1,565	(34)
Data	9,249	9,467	(2)	(218)	310	(510)	(18)
Internet	11,377	7,045	61	4,332	1,302	2,919	111
Service Revenues	34,480	28,278	22	6,202	2,169	3,974	59
Equipment (2)	6,016	5,063	19	953	8	876	69
Revenues	40,496	33,341	21	7,155	2,177	4,850	128

(1)         Net of the Intersegment revenues effect.

(2)         This item is composed of voice, data and Internet equipment in each year.

During 2015, total consolidated revenues increased by 21% to P$40,496 million from P$33,341 million in 2014, mainly driven by our mobile, Broadband and data transmission businesses.

Consolidated revenues for 2015 and 2014 are comprised as follows:

Voice

Revenues from voice services increased 18% to P$13,854 million in 2015 from P$11,766 million in 2014. Revenues from voice services represented 34% of our total consolidated revenues for 2015 compared to 35% of our total consolidated revenues for 2014.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Fixed services

Revenues from voice services represented 40% of our total Fixed Services segment revenues attributable to third parties for 2015 compared to 44% for 2014.

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

Revenues from voice-retail increased 16% to P$3,304 million and were affected by the freezing of regulated rates in early 2002. Revenues from regulated rate services represented 26% of our total segment revenues in 2015 compared with 28% in 2014. See “—Regulatory and Legal Framework—Regulatory Framework—Filings of Telecom Argentina under the LAD” for a description of the new rates of SBT informed by Telecom Argentina to the Regulatory Authority and also see “—(B) Results of Operations by Segment— (B.1) Fixed Services Segment—Revenues—Voice-retail” for a description of the services included as voice-retail.”

Monthly basic charges and supplementary services increased P$203 million or 17% to P$1,406 million in 2015 from P$1,203 million in 2014. Such growth was mainly due to an increase of their prices (mainly due to an increase in monthly basic prices in the Business Segment of approximately 55% and an average increase of 14% in the prices of supplementary services).

Measured service charges increased 17% to P$1,800 million in 2015 from P$1,541 million in 2014. The increase was mainly due to the increase in plans prices (both in local and long national distance), while customers remain stable.

Voice-wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom Argentina USA amounting to P$151 million) amounted to P$1,035 million in 2015 (+11% vs. 2014). Interconnection services reached P$689 million in 2015, an increase of P$68 million or 11% vs. 2014. Other wholesale revenues reached P$346 million in 2015, an increase of P$38 million or 12% compared to 2014. The increase was mainly due to higher prices related to cell sites rentals due to the variation of the P$/US$ exchange rate.

Personal Mobile services

Revenues from voice services represented 32% of our total Personal Mobile Services segment revenues attributable to third parties for 2015 compared to 31% for 2014.

Voice services mainly include revenues from monthly basic charges, airtime usage charges and roaming charges to our customers for their use of our and other carriers’ networks, CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

Voice-retail revenues reached P$6,964 million in 2015 (+31% vs. 2014). The increase was mainly due to the increase in monthly charges prices for the post-paid and “Cuentas Claras” subscribers (+30% vs. 2014) and prepaid services (+22% vs. 2014), and because of the positive variation of the subscribers base in “Cuentas Claras” (+5.6% vs. 2014).

Voice-wholesale revenues to third parties reached P$1,884 million in 2015 (-4% vs. 2014). The decrease was mainly due to the decrease in interconnection traffic (TLRD and CPP).

In Núcleo Mobile Services segment, voice revenues decreased 5% to P$667 million in 2015 compared to P$701 million in 2014.

Data and Internet

Revenues from data and Internet services increased 25% to P$20,626 million in 2015 from P$16,512 million in 2014. Revenues from data and Internet represented 51% of our total consolidated revenues for 2015 compared to 50% of our total consolidated revenues for 2014.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In the Mobile Services segments, data and Internet services mainly include SMS, contents via SMS, MMS, Browsing and Internet. Revenues from data and Internet in the Personal Mobile segment increased 22% to P$13,410 million in 2015 from P$11,001 million in 2014.

As a consequence of the increase in the usage of VAS (Internet and data), the ARPU increased to P$91.5 per month in 2015 (vs. P$74.2 per month in 2014) in the Personal Mobile Segment.

Data

Revenues from data services in the Fixed segment increased 21% to P$1,780 million in 2015 from P$1,470 million in 2014. These revenues were generated focusing on the Company’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate (mainly due to an increase in prices of the product Integra of 16% vs. 2014 and in prices of VPN-IP services of +34% vs. 2014) and to the increase in the number of customers of Innovation services (mainly due to an increase in the number of customers of Integra of 8% vs. 2014 and in the number of customers of VPN-IP services of 0.2% vs. 2014).

Mobile data revenues reached P$7,469 million (-7% vs. 2014). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption in Personal Mobile Services Segment, which decreased 15%. Notwithstanding, this effect was partially offset with a constant increase of the SMS with content sales, as a result of several campaigns launched by Personal (where its inter-annual variation amounted to +P$192 million or +7%).

Internet

Internet revenues in the Fixed segment increased 40% to P$4,556 million in 2015 from P$3,254 million in 2014. The increase was mainly due to the substantial expansion of the Broadband service (+2% of access lines vs. 2014), and an increase in average prices resulting in an improvement in the ARPU amounted to P$207 per month in 2015 vs. P$153 per month in 2014. As of December 31, 2015 the number of Internet accesses reached approximately 1.8 million equivalent to 45% of fixed lines in service of Telecom Argentina (vs. 43% in 2014), compared to approximately 1.8 million as of December 31, 2014.

Mobile Internet revenues in the Personal Mobile segment increased 88% to P$6,254 million in 2015 from P$3,335 million in 2014. This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of existing ones to higher-value plans and the increase in subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Equipment

Revenues from equipment increased by 19% to P$6,016 million in 2015 from P$5,063 million in 2014. The Personal Mobile Services segment shows an increase of P$876 million vs. 2014 due to an increase in handset’s average sale price (+56% vs. 2014), with a decrease in handset units sold (-23% vs. 2014), resulting in a higher operating margin. Núcleo Mobile Services segment reached an increase of P$69 million (+77% vs. 2014) due to higher sales of handset units and an increase in handset’s average sale prices.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2015, other income decreased 6% to P$44 million from P$47 million in 2014.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and gain on disposal and impairment of PP&E) increased by P$4,988 million totaling P$29,674 million in 2015, representing a 20% increase as compared to 2014.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2015	2014	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	7,253	5,591	30	1,662	1,247	404	11
Interconnection costs and other telecommunications charges	2,170	2,074	5	96	41	89	(34)
Fees for services, maintenance, materials and supplies	3,919	3,333	18	586	352	219	15
Taxes and fees with the Regulatory Authority	3,943	3,297	20	646	95	544	7
Commissions	3,193	2,494	28	699	58	598	43
Cost of equipment and handsets	4,595	4,143	11	452	10	369	73
Advertising	814	792	3	22	(43)	65	—
Cost of VAS	1,256	936	34	320	22	280	18
Provisions	113	84	35	29	(98)	127	—
Bad-debt expense	564	424	33	140	(10)	147	3
Other operating expense	1,854	1,518	22	336	140	189	7
Total operating expenses (without depreciation and amortization)	29,674	24,686	20	4,988	1,814	3,031	143

(1)         Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2015, employee benefit expenses and severance payments were P$7,253 million, representing a 30% increase from 2014. This was primarily due to salary increases that Telecom implemented across all segments with several trade unions with respect to the unionized employees and also to non-unionized employees, together with related social security charges.

With a total headcount of 16,224 at the end of 2015 (-1% vs. 2014), lines in service per employee reached 371 in the Fixed Services segment (slightly higher than 2014), 4,005 in the Personal mobile services segment (+1% vs. 2014) and 6,225 in the Núcleo mobile services segment (+1% vs. 2014).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to P$2,170 million in 2015 compared with P$2,074 million in 2014. The increase was mainly due to higher TLRD costs (an increase of 23% in traffic minutes and an increase of 15% in prices vs. 2014).

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased 18% to P$3,919 million in 2015 from P$3,333 million in 2014. Maintenance, material and supplies costs increased 11% vs. 2014 (including obsolescence of inventories) and fees for services increased 24% vs. 2014. The increase was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate. Also there was an increase in services, principally Call Center services, because of more calls attended (an increase of P$156 million vs. 2014).

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, tax on deposits and withdrawals from bank accounts, municipal and other taxes) increased 20% to P$3,943 million in 2015 from P$3,297 million in 2014, influenced mainly by the increase in revenues of fixed and mobile services and by the increase of equipment revenues in Argentina.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Commissions

Commissions (including agent, distribution of prepaid cards and other commissions) increased 28%, to P$3,193 million in 2015 from P$2,494 million in 2014. The increase was mainly due to the increase in agents’ commissions (associated with higher revenues) as a result of higher customer acquisition and retention costs recognized to them and outsourced sales commissions and collection commissions, especially in relation to equipment revenues and prepaid cards recharge.

Commissions are net of agents’ commissions capitalized as SAC, which totaled P$1,172 million (+P$259 million or 28% vs. 2014), and it’s directly related to the increase in the “Cuentas Claras” subscribers’ base mainly in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

During 2015, the cost of equipment and handsets increased to P$4,595 million from P$4,143 million in 2014, mainly due to an increase in the average unit cost of sales (+40% vs. 2014) partially offset by a decrease in the units of handsets sold (-23% vs. 2014).

Cost of equipment and handsets are net of handset costs capitalized as SAC, P$93 million in 2015, P$10 million or 10% lower than 2014, because of the reduction in subsidies in the Personal Mobile Services segment.

Advertising

Costs related to advertising increased by P$22 million, or 3%, to P$814 million in 2015, mainly due to higher commercial campaigns of Personal related to the launching of the 4G services throughout the country as compared to 2014, especially those related to the new slogan “Hagamos que todo suceda” (“Let’s make it all happen”).

Cost of VAS

Cost of VAS amounted to P$1,256 million (+P$320 million vs. 2014), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal

Provisions

During 2015, we recorded P$113 million in provisions compared to P$84 million recorded in 2014, representing a 35% increase. The increase was mainly due to higher civil and commercial claims (+P$27 million vs. 2014). See Note 17 to our Consolidated Financial Statements for more information.

Bad debt expense

In 2015, bad debt expense amounted to P$564 million, an increase of 33% as compared to 2014, representing 1.4% and 1.3% of consolidated revenues in 2015 and 2014, respectively. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Cuentas Claras” subscribers.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased 22% to P$1,854 million in 2015 from P$1,518 million in 2014 primarily as a result of higher prices on related services, especially in transportation, freight and travel expenses, net of SAC (+P$183 million or 37% vs. 2014); and the increase of rent prices (+P$138 million or 34% vs. 2014), as a result of new agreements and the renegotiation of some of the existing ones.

For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Operating income before depreciation and amortization

Our consolidated operating income before depreciation and amortization was P$10,866 million in 2015, (representing an increase of P$2,164 million or 25% from P$8,702 million in 2014). It represented 27% and 26% of total consolidated revenues, respectively. This growth was mainly fueled by the Fixed Services segment (+P$418 million or +20% vs. 2014) and Personal Mobile Services segment (+P$1,756 million or 29% vs. 2014).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$1,195 million, or 37% vs. 2014, to P$4,438 million during 2015. The increase was mainly due to the increase in PP&E depreciation of P$657 million and the increase in the amortization of other intangible assets of P$304 million (mainly due to 3G/4G licenses, which started their amortization in December 2014 and June 2015), and the increase in the amortization of SAC and Service connection costs of P$234 million.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to P$31 million in 2015 and the impairment loss of PP&E amounted to P$230 million related to projects of Telecom Argentina of P$116 million (P$107 million related to AFA Plus Project), and Telecom Personal of P$116 million (Telecom Personal has assessed the recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value and an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of P$21 million related to the mobile access modernization for the introduction of 4G technology).

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

Operating income

During 2015, consolidated operating income was P$6,229 million, representing an increase of P$786 million or 14% from 2014. Operating income represented 15% of consolidated revenues in 2015 versus 16% in 2014.

	Years Ended December 31,		% of Change
	2015	2014	2015-2014
	(P$ million / %)		Increase/(Decrease)
Operating income before depreciation and amortization (1)	10,866	8,702	25
As % of revenues	27	26
Depreciation and amortization	(4,438)	(3,243)	37
As % of revenues	(11)	(10)
Gain on disposal of PP&E and impairment of PP&E	(199)	(16)	n/a
Operating income	6,229	5,443	14
As % of revenues	15	16

(1)   Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” for a discussion of the use of this measure.

Financial results, net

During 2015, Telecom recorded a net financial loss of P$1,102 million compared to a net financial gain of P$253 million in 2014. This net loss is related to the net financial position, which turned into a net financial debt in 2015 as a consequence of the Group’s higher investments. The variation is mainly due to higher foreign currency exchange losses net of NDF agreement of P$865 million mainly due to the devaluation of local currency in December 2015 and higher interest on loans of P$536 million, partially offset by higher interest on time deposits and other investments of P$53 million.

Income tax expense

Income tax expense amounted to P$1,692 million, and P$1,967 million in 2015 and 2014, respectively.

The Company’s income tax charge includes four effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria; (iii) the analysis of recoverability of deferred tax

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

assets; and (iv) the action for recourse filed by Telecom Argentina claiming overpaid for income tax with respect to fiscal year 2009.

(i)         Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in fiscal year 2015, resulting in an income tax payable of P$1,721 million versus P$1,749 million in 2014. Fixed Segment income tax expense in 2015 amounted to P$279 million as compared to P$422 million in 2014; Personal’s tax expense, in 2015, amounted to P$1,426 million compared to P$1,302 million in 2014; and Núcleo’s tax expense, in 2015, amounted to P$16 million compared to P$25 million in 2014.

(ii)          Regarding the deferred tax, in 2015 and 2014, the Fixed Segment recorded a deferred tax benefit of P$26 million and P$19 million, respectively; Personal recorded a deferred tax expense of P$96 million and P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) in 2015 and 2014, respectively; and Núcleo generated a P$1 million and P$3 million gain in 2015 and 2014, totaling P$69 million and P$245 million expense of deferred tax in 2015 and 2014, respectively.

(iii)       Regarding the analysis of recoverability of deferred tax assets, Personal recorded a recovery of the valuation allowance for deferred tax assets of P$27 million in 2014, while no charges were recorded for Telecom Argentina, Telecom Argentina USA and Núcleo in such year.

(iv) In December 2015, Telecom Argentina filed an action for recourse claiming P$98 million of overpaid income tax in 2009, recording a non-current tax receivable. See Note 14 to our Consolidated Financial Statements.

Net Income

For 2015, we recorded net income of P$3,435 million (8% of total consolidated revenues), of which P$3,403 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$564 million, the Personal Mobile Services segment accounted for a gain of P$2,774 million and the Núcleo Mobile Services segment accounted for a gain of P$97 million, representing 4%, 10% and 6% of the total segment revenues, respectively including intercompany transactions.

For 2014, we recorded net income of P$3,729 million (11% of total consolidated revenues), of which P$3,673 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$742 million, the Personal Mobile Services segment accounted for a gain of P$2,816 million and the Núcleo Mobile Services segment accounted for a gain of P$171 million, representing 7%, 12% and 11% of the total segment revenues, respectively including intercompany transactions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.2) 2014 Compared to 2013

					Change by segment (1)
	Years Ended					Personal	Núcleo
	December 31,				Fixed	Mobile	Mobile
	2014	2013	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Revenues	33,341	27,287	22	6,054	1,553	4,075	426
Other Income	47	63	(25)	(16)	(7)	(3)	(6)
Operating expenses (without depreciation and amortization)	(24,686)	(19,786)	25	(4,900)	(1,703)	(2,932)	(265)
Operating income before depreciation and amortization (2)	8,702	7,564	15	1,138	(157)	1,140	155
Depreciation and amortization	(3,243)	(2,873)	13	(370)	(211)	(22)	(137)
Gain on disposal of PP&E and impairment of PP&E	(16)	(173)	(91)	157	115	43	(1)
Operating income	5,443	4,518	20	925	(253)	1,161	17
Financial results, net	253	528	(52)	(275)	4	(276)	(3)
Income tax expense	(1,967)	(1,792)	10	(175)	(106)	(70)	1
Net income	3,729	3,254	15	475	(355)	815	15

Net income attributable to:
Telecom Argentina (Controlling Company)	3,673	3,202	15	471
Noncontrolling interest	56	52	8	4

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

Revenues from voice-retail increased 7% to P$2,853 million and were affected by the freezing of regulated rates in early 2002. Revenues from regulated rate services represented 28% of our total segment revenues in 2014 compared with 33% in 2013. See “—(B) Results of Operations by Segment— (B.1) Fixed Services Segment—Revenues—Voice-retail” for a description of the services included as voice-retail.

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

Mobile data revenues reached P$7,997 million (+6% vs. 2013). This increase is mainly due to constant Content via SMS sales increase as a result of several campaigns launched by Personal, which represented a “year over year” increase of P$725 million vs. 2013. This increase was reflected both in monthly charges customers and prepaid subscribers and is mainly due to average price increases and, to a lesser extent, to the increase of the subscribers’ base. However, the main component of VAS revenues are SMS consumption, which decreased P$257 million or 5.4% vs. 2013, and experienced a decrease in TOU (-40.3% vs. 2013).

Internet

Internet revenues in the Fixed segment increased 29% to P$3,254 million in 2014 from P$2,521 million in 2013. The increase was mainly due to the substantial expansion of the Broadband service (+4% of access lines vs. 2013), and an increase in average prices resulting in an improvement in the ARPU amounted to P$153 per month in 2014 vs. P$124.7 per month in 2013. As of December 31, 2014 the number of Internet accesses reached approximately 1.8 million equivalent to 43% of fixed lines in service of Telecom Argentina (vs. 41% in 2013), compared to approximately 1.7 million as of December 31, 2013.

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

Equipment

Revenues from equipment increased by 55% to P$5,063 million in 2014 from P$3,275 million in 2013. This increase is mainly related to the Personal Mobile services segment with an increase of P$ 1,794 million vs. 2013 and was mainly due to an increase in handset’s average sale prices (+86% vs. 2013), partially offset by lower handsets sold (-16% vs. 2013). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handset demand (those with 3G browsing capability), the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the increase was mainly due to an increase in handsets sold, and by the effect of the appreciation of the Guaraní as compared to the Argentine peso.

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

With a total headcount of 16,416 at the end of 2014 (-1% vs. 2013), lines in service per employee reached 370 in the Fixed Services segment (slightly lower than 2013), 3,950 in the Personal mobile services segment (+1% vs. 2013) and 6,159 in the Núcleo mobile services segment (+8% vs. 2013).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to P$2,074 million in 2014 compared with P$1,829 million in 2013. The increase was mainly due to higher costs of international outbound calls of P$58 million and lease of circuits and use of public network of P$96 million.

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

Commissions are net of agents’ commissions capitalized as SAC, which totaled P$913 million (+P$362 million or 66% vs. 2013), and it’s directly related to the increase in the “Cuentas Claras” subscribers’ base mainly in the Personal Mobile Services segment and the increase in the commissions prices.

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

Cost of equipment and handsets are net of handset costs capitalized as SAC (P$103 million in 2014, P$152 million or 60% lower than 2013).

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

Provisions

During 2014, we recorded P$84 million in provisions compared to P$270 million recorded in 2013, representing a 69% decrease. The decrease was mainly due to lower civil and commercial claims (-P$39 million vs. 2013), lower regulatory and municipal claims (-P$169 million vs. 2013) partially offset by higher labor claims (+P$22 million vs. 2013).

Bad Debt Expense

In 2014, bad debt expense amounted to P$424 million, an increase of 50% as compared to 2013, representing 1.3% and 1.0% of consolidated revenues in 2014 and 2013, respectively. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

post-paid and “Cuentas Claras” subscribers. These charges have also increased in Telecom Argentina in the Government and Corporate segment.

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

Financial results, net

During 2014, Telecom recorded a net financial gain of P$253 million compared to a net financial gain of P$528 million in 2013. The decrease was mainly due to higher interests on provisions (-P$43 million vs. 2013), higher losses on NDF agreements (-P$152 million vs. 2013) and lower financial interest on time deposits and other investments including interest on related parties (-P$214 million vs. 2013), partially offset by lower exchanges differences (+P$101 million vs. 2013), higher gains on short term investments (+P$39 million vs. 2013) and higher interests on receivables (+P$37 million vs. 2013).

Income tax expense

Income tax expense amounted to P$1,967 million and P$1,792 million in 2014 and 2013, respectively.

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

(ii)          Regarding the deferred tax, in 2014 and 2013, the Fixed Segment recorded a deferred tax benefit of P$19 million and P$47 million, respectively; Personal recorded a deferred tax expense of P$267 million (mainly due to an increase in deferred tax liabilities of Fixed Assets and the deduction of deferred tax assets related to investments in bonds) and a benefit that amounts to P$120 million in 2014 and 2013, respectively; and Núcleo generated a gain of P$3 million and P$1 million in 2014 and 2013, totaling P$245 million expense and P$168 million benefit of deferred tax in 2014 and 2013, respectively.

(iii)       Regarding the analysis of recoverability of deferred tax assets, Personal recorded a recovery of the valuation allowance for deferred tax assets of P$27 million and a P$4 million allowance in 2014 and 2013, respectively, while no charges were recorded for Telecom Argentina, Telecom Argentina USA and Núcleo in those years.

Net Income

For 2014, we recorded net income of P$3,729 million (11% of total consolidated revenues), of which P$3,673 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$742 million, the Personal Mobile Services segment accounted for a gain of P$2,816 million and the Núcleo Mobile Services segment accounted for a gain of P$171 million, representing 7%, 12% and 11% of the total segment revenues, respectively including intercompany transactions.

For 2013, we recorded net income of P$3,254 million (12% of total consolidated revenues), of which P$3,202 million is attributable to Telecom Argentina. The Fixed Services segment accounted for a gain of P$538 million, the Personal Mobile Services segment accounted for a gain of P$2,556 million and the Núcleo Mobile Services segment accounted for a gain of P$160 million, representing 7%, 13% and 14% of the total segment revenues, respectively including intercompany transactions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(B) Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase/(Decrease)
Revenues (1)	12,554	10,320	8,254	22	25
Other Income (2)	55	37	43	49	(14)
Operating expenses (without depreciation and amortization)	(10,100)	(8,266)	(6,550)	22	26
Operating income before depreciation and amortization (3)	2,509	2,091	1,747	20	20
Depreciation and amortization	(1,526)	(1,230)	(1,019)	24	21
Gain on disposal of PP&E and impairment of PP&E	(91)	9	(106)	n/a	n/a
Operating income	892	870	622	3	40
Financial results, net (4)	(173)	275	213	n/a	29
Income tax expense	(155)	(403)	(297)	(62)	36
Net income	564	742	538	(24)	38

(1)   Includes intersegment revenues of P$1,818 million, P$1,761 million, and P$1,248 million in 2015, 2014 and 2013, respectively.

(2)   Includes intersegment other income of P$16 million, P$11 million and P$10 million in 2015, 2014 and 2013, respectively.

(3)   Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

(4)   Includes intersegment financial income of P$90 million, P$67 million and P$9 million in 2015, 2014 and 2013, respectively.

Revenues

During 2015, revenues from our Fixed Services segment increased by 22% to P$12,554 million from P$10,320 million in 2014. During 2014, revenues from our Fixed Services segment increased by 25% to P$10,320 million from P$8,254 million in 2013. The increase in each year was mainly due to data transmission and Broadband with a 2% and 4% growth in Internet accesses in 2015 and 2014, respectively.

Revenues from our Fixed Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase/(Decrease)
Voice-retail	3,304	2,853	2,656	16	7
Voice-wholesale	1,035	929	786	11	18
Data	1,780	1,470	963	21	53
Internet	4,556	3,254	2,521	40	29
Service Revenues	10,675	8,506	6,926	25	23
Equipment (1)	61	53	80	15	(34)
Subtotal third party revenues	10,736	8,559	7,006	25	22
Intersegment	1,818	1,761	1,248	3	41
Total Fixed Services revenues	12,554	10,320	8,254	22	25

(1)         This item is composed of voice, data and Internet equipment in each year.

Voice-retail

Revenues from voice-retail represented 26% of our total segment revenues for 2015 compared to 28% of our total segment revenues for 2014 and 32% of our total segment revenues for 2013. Revenues from voice-retail increased 16% to P$3,304 million in 2015 from P$2,853 million in 2014 and increased 7% in 2014 from P$2,656 million in 2013.

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

Monthly basic charges increased 17% to P$1,406 million in 2015 from P$1,203 million in 2014 and increased 7% from P$1,121 million in 2013. Monthly Charges and Supplementary Services increased mainly due to an increase of their prices. Additionally, it included in 2015 greater monthly charges related to commercial, professional and government segments by P$118 million.

Measured service charges increased 17% to P$1,800 million in 2015 from P$1,541 million in 2014 and increased 10% in 2014 from P$1,395 million in 2013. The increase in both 2015 and 2014 was mainly due to the increase in plans prices (both in local and long national distance), while customers remain stable.

Voice-wholesale

Revenues from voice-wholesale represented 8% of our total segment revenues for 2015 compared to 9% in 2014 and 10% in 2013. Revenues from voice-wholesale increased 11% to P$1,035 million in 2015 from P$929 million in 2014 and increased 18% from P$786 million in 2013.

Voice-wholesale mainly includes interconnection services (which primarily include Access, termination and long-distance transport of calls), international long-distance services (which reflect payments made under bilateral agreements between Telecom Argentina and foreign telecommunications carriers covering inbound international long-distance calls) and revenues related to billing and collection services charged to other operators.

Interconnection services increased 11% to P$689 million in 2015 from P$621 million in 2014 and increased 14% in 2014 from P$547 million in 2013.

Data and Internet

Revenues from data and Internet represented 50% of our total segment revenues in 2015 compared to 46% and 42% in 2014 and 2013, respectively. Revenues from data and Internet services increased 34% to P$6,336 million in 2015 from P$4,724 million in 2014 and increased 36% in 2014 from P$3,484 million in 2013.

Data

Revenues from data services increased 21% to P$1,780 million in 2015 from P$1,470 million in 2014 and increased 53% in 2014 from P$963 million in 2013. These revenues were generated focusing on Telecom Argentina’s position as an integrated ICT provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the P$/US$ exchange rate and to the increase in the number of customers of Innovation services.

Internet

Revenues from Internet increased 40% to P$4,556 million in 2015 from P$3,254 million in 2014 and increased 29% in 2014 from P$2,521 million in 2013. The increases were mainly due to the growth in the number of Internet accesses and to the increase in the average price of fixed charge services. ARPU increased to P$207 per month vs. P$153 per month in 2014. As of December 31, 2015, the number of Internet accesses increased by approximately 2% to 1.81 million from 1.77 million as of December 31, 2014 and increased approximately 4% from 1.71 million as of December 31, 2013.

Equipment

Revenues from equipment amount to P$61 million in 2015 compared to P$53 million in 2014 and P$80 million in 2013. Equipment revenues include revenues on construction contracts recognized in 2014 and 2013 that amounted to P$7 million and P$19 million, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include Access, termination and transport of calls, leases of circuits, revenues related to billing and collection services charged.

During 2015, our intersegment revenues increased 3% to P$1,818 million from P$1,761 million in 2014 and increased 41% from P$1,248 million in 2013. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2015, other income increased 49% to P$55 million from P$37 million in 2014. During 2014, other income decreased 14% to P$37 million from P$43 million in 2013.

Operating Expenses (without depreciation and amortization)

During 2015, total operating expenses (without depreciation and amortization) for the Fixed Services segment increased 22% to P$10,100 million from P$8,266 million in 2014 and increased 26% from P$6,550 million in 2013. The increases were mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for the years ended December 31, 2015, 2014 and 2013 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	5,268	4,021	2,991	31	34
Interconnection costs and other telecommunications charges	719	676	525	6	29
Fees for services, maintenance, materials and supplies	1,769	1,402	1,126	26	25
Taxes and fees with the Regulatory Authority	818	723	578	13	25
Commissions	268	210	177	28	19
Cost of equipment	82	72	74	14	(3)
Advertising	108	151	159	(28)	(5)
Cost of VAS	38	16	11	138	45
Provisions	17	115	169	(85)	(32)
Bad debt expenses	79	89	58	(11)	53
Restructuring Costs (recovery)	—	—	(8)	—	(100)
Other operating expenses	934	791	690	18	15
Total Fixed Services (1)	10,100	8,266	6,550	22	26

(1)   Includes intersegment cost of P$137 million, P$117 million and P$104 million in 2015, 2014 and 2013, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2015, employee benefit expenses and charges for severance payments were approximately P$5,268 million, representing a 31% increase from P$4,021 million in 2014. In 2014, employee benefit expenses and charges for severance payments increase 34% from P$2,991 million in 2013. The increases were mainly due to salary increases, and in 2014, also to an extraordinary annual bonus amounting to P$80 million paid in January 2015. The Fixed Services segment had 10,903, 11,056 and 11,002 employees as of December 31, 2015, 2014 and 2013, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Interconnection costs and other telecommunications charges included intersegment costs of P$96 million, P$94 million and P$82 million in 2015, 2014 and 2013, respectively, that are eliminated at the consolidated level.

In 2015 interconnection costs and other telecommunications charges amounted to P$719 million, representing an increase of 6% from P$676 million in 2014. In 2014 such costs amounted to P$676 million, representing an increase of 29% from P$525 million in 2013.

Fees for services, maintenance, materials and supplies

During 2015, fees for services, maintenance, materials and supplies increased 26% to P$1,769 million from P$1,402 million in 2014 and increased 25% from P$1,126 million in 2013.

The increase was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate.

The increase in 2014 mainly corresponds to higher costs recognized to suppliers, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance due to the effects of inflation and P$/US$ variation.

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$50 million, P$37 million and P$36 million in 2015, 2014 and 2013, respectively).

Fees for services, maintenance, materials and supplies expenses included intersegment costs of P$25 million and P$10 million in 2015 and 2014, respectively that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 13% to P$818 million in 2015 from P$723 million in 2014 and increased 25% in 2014 from P$578 million in 2013. The increase in 2015 was mainly due to the increase in revenues. The increase in 2014 was mainly due to the increase in revenues and the increase of equipment revenues.

Commissions

During 2015, costs relating to commissions amounted to approximately P$268 million, representing an increase of 28% as compared to P$210 million in 2014. In 2014, these charges increased 19% from P$177 million in 2013. The increase during both years was mainly due to the increase in agents’ commissions (associated with higher revenues) and the increase of collection commissions.

Cost of equipment

During 2015, 2014 and 2013 we recorded P$82 million, P$72 million and P$74 million in cost of equipment, respectively. Cost of equipment includes P$6 million and P$16 million related to equipment construction contract costs in 2014 and 2013, respectively.

Advertising

During 2015, we recorded P$108 million in costs of advertising representing a decrease of 28% as compared to P$151 million recorded in 2014. In 2014, these charges decreased 5% from P$159 million in 2013. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Cost of VAS

Cost of VAS increased to P$38 million in 2015 from P$16 million in 2014 and P$11 million in 2013.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Provisions

During 2015, we recorded P$17 million in provisions compared to P$115 million recorded in 2014 and P$169 million recorded in 2013. The decrease in 2015 was mainly due to regulatory and tax claims for approximately P$75 million. The decrease in 2014 was mainly due to the decrease in regulatory and tax claims for approximately P$98 million, partially offset by an increase in civil and commercial claims of P$34 million.

Bad debt expenses

In 2015, bad debt expenses amounted to P$79 million, P$89 million in 2014 and P$58 million in 2013. In 2014 theses charges increased by 53%, mainly due to an increase reported in the Government and Corporate segments.

Other Operating Expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2015, our other operating expenses amounted to P$934 million compared to P$791 million in 2014 and P$690 million in 2013. The increases were primarily due to the increase in prices of transportation, freight, energy, water and others to provide Telecom Argentina’s services and rental expenses.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Fixed Services segment was P$2,509 million in 2015, P$2,091 million in 2014 and P$1,747 million in 2013, representing 20%, 20% and 21% of total segment revenues, respectively.

Depreciation and amortization

Depreciation and amortization expenses were P$1,526 million in 2015, P$1,230 million in 2014 and P$1,019 million in 2013. The increase was mainly due to assets acquired during 2015 and 2014, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$25 million, P$8 million and P$16 million in 2015, 2014 and 2013, respectively. Impairment loss of PP&E amounted to P$116 million in 2015 and is mainly due to the project AFA Plus. Impairment loss of PP&E amounted to P$122 million in 2013 and is mainly related to the impairment of the project AFA plus and certain former work in progress.

Operating Income

Operating income represented 7%, 8% and 8% of total segment revenues in 2015, 2014 and 2013, respectively. In 2015, the operating income from our Fixed Services segment increased 3% to P$892 million from P$870 million in 2014. In 2014, the operating income from our Fixed Services segment increased 40% to P$870 million from P$622 million in 2013.

Our operating income in the Fixed Services Segment continued to be affected by the freezing of regulated rates. See “—Factors affecting results of operations—Rate Regulation.”

The following table shows our operating income from the Fixed Services segment in 2015, 2014 and 2013 and its percentage of revenues in each year.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	2,509	2,091	1,747	20	20
As % of revenues	20	20	21
Depreciation and amortization	(1,526)	(1,230)	(1,019)	24	21
As % of revenues	(12)	(12)	(12)
(Loss) / Gain on disposal of PP&E and impairment of PP&E	(91)	9	(106)	n/a	n/a
Operating income	892	870	622	3	40
As % of revenues	7	8	8

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

Financial results, net

During 2015, there was a net loss of P$173 million. The net financial loss compared to 2014 net financial income was mainly due to higher foreign currency exchange net losses (+P$470 million vs. 2014).

During 2014, there was a net gain of P$275 million, representing an increase of P$62 million vs. 2013. The increase was mainly due to higher foreign currency exchange net gains (+P$29 million vs. 2014), higher gains on other short term investments (+P$17 million vs. 2014) and higher interest with related parties (+P$58 million vs. 2014), partially offset by higher interest on provisions (+P$26 million vs. 2014).

Income tax expense

As previously mentioned, the income tax charge includes four effects (See “—Years ended December 31, 2015, 2014 and 2013—(A.1) Income tax expense”).

During 2015, our Fixed Services segment recorded an income tax expense of P$155 million compared to P$403 million in 2014 and P$297 million in 2013. The decrease in 2015 and the increase in 2014 was mainly due to the decrease/increase in our pre-tax income compared to previous years.

The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense (amounting to P$279 million), partially offset by income generated by deferred tax on temporary differences (amounting to P$26 million), and by the action for recourse filed by Telecom Argentina claiming P$98 million of overpaid income tax in 2009. See Note 14 to our Consolidated Financial Statements.

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

Net Income

For 2015, 2014 and 2013, the Fixed Services segment recorded net income of P$564 million, P$742 million and P$538 million, respectively. The decrease in 2015 was mainly due to a decrease in financial results, net partially offset by a decrease in income tax. The increase in 2014 was mainly due to an increase in our operating income, partially offset by an increase in income tax, as detailed above.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase/(Decrease)
Revenues (1)	28,198	23,332	19,245	21	21
Other Income	5	21	24	(76)	(13)
Operating expenses (without depreciation and amortization)	(20,414)	(17,320)	(13,879)	18	25
Operating income before depreciation and amortization (2)	7,789	6,033	5,390	29	12
Depreciation and amortization	(2,520)	(1,650)	(1,628)	53	1
Gain on disposal of PP&E and impairment of PP&E	(109)	(25)	(68)	336	(63)
Operating income	5,160	4,358	3,694	18	18
Financial results, net (3)	(864)	—	334	n/a	(100)
Income tax expense	(1,522)	(1,542)	(1,472)	(1)	5
Net income	2,774	2,816	2,556	(1)	10

(1)         Includes intersegment revenues of P$144 million, P$128 million and P$116 million in 2015, 2014 and 2013, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

(3)         Includes intersegment financial loss of P$90 million, P$67 million and P$9 million in 2015, 2014 and 2013, respectively.

Revenues

During 2015, revenues from our Personal Mobile Services segment increased by 21% to P$28,198 million from P$23,332 million in 2014 and increased by 21% from P$19,245 million in 2013. The increase in each year was mainly due to the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily Internet services.

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

	Years Ended December 31,
	2015	2014	2013
	(P$ million)
Total service revenues	22,402	18,412	16,119
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(288)	(304)	(270)
Cell sites rental	(54)	(43)	(32)
Reconnection fees and others	(730)	(407)	(239)
Adjusted total service revenues included in the ARPU calculation (1)	21,330	17,658	15,578
Average number of subscribers during the year (thousands)	19,436	19,821	19,448

(1)              Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$144 million in 2015, P$128 million in 2014 and P$116 million in 2013.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

During 2015, ARPU increased 23% to approximately P$91.5 per customer per month compared to approximately P$74.2 per customer per month in 2014. ARPU reached P$66.8 per customer per month in 2013.

The total number of Personal’s subscribers increased approximately 0.4% to 19.7 million as of December 31, 2015 from 19.6 million as of December 31, 2014 and decreased 3% from 20.1 million as of December 31, 2013. As of December 31, 2015, the subscriber base in Argentina amounted to approximately 13.2 million prepaid subscribers, or 67% of the total subscriber base, approximately 2.3 million post-paid subscribers, or 12% of the total subscriber base and approximately 4.2 million “Cuentas Claras” plan subscribers, or 21% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase/(Decrease)

Voice-retail	6,964	5,330	4,773	31	12
Voice-wholesale	1,884	1,953	1,930	(4)	1
Data	7,156	7,666	7,212	(7)	6
Internet	6,254	3,335	2,088	88	60
Services Revenues	22,258	18,284	16,003	22	14
Equipment	5,796	4,920	3,126	18	57
Subtotal third party revenues	28,054	23,204	19,129	21	21
Intersegment	144	128	116	13	10
Total Personal Mobile Services Revenues	28,198	23,332	19,245	21	21

Voice-retail

Revenues from voice-retail represented 25% of our total segment revenues in 2015 compared to 23% and 25% of our total segment revenues in 2014 and 2013, respectively. Revenues from voice-retail increased 31% to P$6,964 million in 2015 from P$5,330 million in 2014 and increased 12% from P$4,773 million in 2013.

Voice-retail mainly includes revenues from monthly basic charges, airtime usage charges and roaming charges billed to our customers for their use of our and other carriers’ networks.

Monthly basic charges increased 30% to P$4,009 million in 2015 from P$3,074 million in 2014 and increased 30% in 2014 from P$2,369 million in 2013. Airtime usage charges increased 20% to P$1,977 million in 2015 from P$1,654 million in 2014 and decreased 18% in 2014 from P$2,005 million in 2013. Roaming charges and other services increased 62% to P$978 million in 2015 from P$602 million in 2014 and increased 51% in 2014 from P$399 million in 2013.

The increase in 2015 was mainly due to the increase in monthly charges prices for the post-paid and “Cuentas Claras” subscribers and prepaid services, and by the positive variation of the subscriber base.

The increase in 2014 was mainly due to the increase in monthly charges prices and to the increase in the prepaid and “Cuentas Claras” subscriber base.

Voice-wholesale

Revenues from voice-wholesale represented 7% of our total segment revenues in 2015 compared to 8% and 10% of our total segment revenues in 2014 and 2013, respectively. Revenues from voice-wholesale decreased 4% to P$1,884 million in 2015 from P$1,953 million in 2014 and increased 1% in 2014 from P$1,930 million in 2013.

Voice-wholesale mainly includes revenues from CPP, TLRD and roaming charges to other mobile service providers whose customers use our network.

CPP and TLRD decreased 4% to P$1,548 million in 2015 from P$1,611 million in 2014 and decreased 1% in 2014 from P$1,634 million in 2013.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Roaming charges and other services decreased 2% to P$336 million in 2015 from P$342 million in 2014, and increased 16% from P$296 million in 2013.

Data and Internet

Data and Internet services mainly include SMS, Browsing and Internet. Data and Internet represented 48%, 47% and 48% of our total segment revenues for 2015, 2014, and 2013, respectively.

Data

Revenues from data mainly include contents via SMS, and other Value Added Services. Revenues from data decreased 7% to P$7,156 million in 2015 from P$7,666 million in 2014. Revenues from data increased 6% to P$7,666 million in 2014 from P$7,212 million in 2013. The decrease in 2015 was due to lower revenues from the principal item of VAS revenues, SMS consumption, partially offset by an increase in Content via SMS revenues.

In particular, revenues of SMS decreased 15% to P$3,840 million in 2015 from P$4,535 million in 2014 while SMS decreased 5% to P$4,535 million in 2014 from P$4,792 million in 2013.

Internet

Revenues from Internet increased 88% to P$6,254 million in 2015 from P$3,335 million in 2014 and increased 60% in 2014 from P$2,088 million in 2013. This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plan and packs including VAS) launched by Personal. This growth was fueled by new subscribers (an increase of Personal’s subscribers of 0.4%), the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Equipment

Equipment revenues consist primarily of revenues from the mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 2015, handset revenues increased 18% to P$5,796 million from P$4,920 million in 2014 and increased 57% from P$3,126 million in 2013. This increase in 2015 was due to a mix between the increase in the average price of the handsets of 56% and the decrease of 23% in the handset units sold by Personal, resulting in a higher operating margin of handsets.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 2015, our intersegment revenues increased 13% to P$144 million from P$128 million in 2014 and increased 10% in 2014 from P$116 million in 2013. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided. During 2015, other income was P$5 million, compared to P$21 million in 2014 and P$24 million in 2013.

Operating Expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased 18% to P$20,414 million in 2015 from P$17,320 million in 2014 and increased 25% from P$13,879 million in 2013. In line with our increases in revenues, during 2015 and 2014, all items in the cost structure of the Personal Mobile Services segment experienced increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions.

Detailed below are the major components of the operating expenses for the years ended December 31, 2015, 2014 and 2013 in the Personal Mobile Services segment:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	1,856	1,452	1,077	28	35
Interconnection costs and other telecommunications charges	2,686	2,592	2,148	4	21
Fees for services, maintenance, materials and supplies	2,417	2,145	1,634	13	31
Taxes and fees with the Regulatory Authority	3,071	2,527	2,076	22	22
Commissions	2,774	2,181	1,970	27	11
Cost of equipment and handsets	4,328	3,959	2,956	9	34
Advertising	628	563	442	12	27
Cost of VAS	1,136	856	663	33	29
Provisions	96	(31)	101	n/a	n/a
Bad debt expenses	462	315	214	47	47
Other operating expenses	960	761	598	26	27
Total Personal Mobile Services(1)	20,414	17,320	13,879	18	25

(1)         Includes intersegment costs of P$1,829 million, P$1,766 million and P$1,257 million in 2015, 2014 and 2013, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2015, employee benefit expenses and severance payments charges increased 28% to P$1,856 million from P$1,452 million in 2014 and increased 35% from P$1,077 million in 2013. The increase was mainly due to increases in salaries agreed by Telecom Personal with several trade unions for the unionized employees and also non-unionized employees, together with related social security charges, and in 2014, also to an extraordinary annual bonus amounting to P$35 million granted to all employees (paid in January 2015).

The Personal Mobile Services segment had 4,908, 4,958 and 5,155 employees as of December 31, 2015, 2014 and 2013, respectively.

Interconnection costs and other telecommunications charges

During 2015, interconnection costs and other telecommunications charges increased 4% to P$2,686 million from P$2,592 million in 2014 and increased 21% in 2014 from P$2,148 million in 2013. The increase in 2015 was mainly due to higher TLRD costs. The increase in 2014 was mainly due to higher costs of lease of circuits of P$386 million.

Interconnection costs and other telecommunications charges includes P$1,279 million, P$1,274 million and P$921 million in 2015, 2014 and 2013, respectively, that are eliminated at the consolidated level.

Fees for services, maintenance, materials and supplies

In 2015, fees for services, maintenance, materials and supplies expenses increased 13% to P$2,417 million from P$2,145 million in 2014 and increased 31% from P$1,634 million in 2013.

The increase in 2015 was mainly due to higher maintenance costs of network, systems and buildings mainly due to higher costs recognized to suppliers and, as a result of the variation in the P$/US$ exchange rate. Also there was an increase in services, principally Call Center services, because of more calls attended.

The increase in 2014 was mainly due to higher maintenance costs of radio bases, systems and buildings, as a result of the variation in the P$/US$ exchange rate. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers.

Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$385 million, P$332 million and P$211 million in 2015, 2014 and 2013, respectively, that are eliminated at the consolidated level.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Taxes and fees with the Regulatory Authority

During 2015, taxes and fees with the Regulatory Authority increased 22% to P$3,071 million from P$2,527 million in 2014 and increased 22% in 2014 from P$2,076 million in 2013. The increase in 2015 was influenced mainly by the increase in revenues and the increase in equipment sales. The increase in 2014 was mainly due to the increase in revenues, the increase in equipment sales in Argentina, the increase of the Tax on deposits to and withdrawals from bank accounts related to dividend payments and by higher collections and payments to suppliers in 2014 vs. 2013.

Commissions

In 2015, commissions increased 27% to P$2,774 million from P$2,181 million in 2014 and increased 11% in 2014 from P$1,970 million in 2013. The increase was mainly due to the increase in Agents’ commissions of P$258 million (associated with higher revenues) and the increase of outsourced sales commissions and collection commissions.

Commissions include intersegment cost of P$48 million, P$53 million and P$56 million in 2015, 2014, and 2013, respectively, that are eliminated at the consolidated level.

Cost of equipment and handsets

During 2015, the cost of equipment and handsets sold increased 9% to P$4,328 million from P$3,959 million in 2014 and increased 34% from P$2,956 million in 2013. The increase in cost of mobile handsets in 2015 is related to the increase in the average unit cost of sales (+40% vs. 2014), partially offset by a decrease in the units of handsets sold (-23% vs. 2014). The increase in cost of mobile handsets in 2014 is related to the increase in the average unit cost of sales (+51% vs. 2013), partially offset by a decrease in the units of handsets sold (-16% vs. 2013). Cost of equipment and handsets are net of costs capitalized as SAC (P$37 million in 2015, P$24 million or -39% lower than 2014).

The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers, especially in the post-paid segment.

Advertising

During 2015, advertising expenses including media, promotional and institutional campaigns, amounted to P$628 million, representing an increase of 12% from P$563 million in 2014. During 2014, advertising expenses, amounted to P$563 million, representing an increase of 27% from P$442 million in 2013.

Cost of VAS

Cost of VAS amounted to P$1,136 million (+33% vs. 2014), mainly due to the increase of VAS (mainly the Contents via SMS service) as a consequence of several campaigns launched by Personal. Such costs were P$856 million and P$663 million in 2014 and 2013, respectively.

Provisions

During 2015, we recorded a loss of P$96 million in provisions compared with a gain of P$31 million and a loss of P$101 million recorded in 2014 and 2013, respectively. The increase in 2015 was mainly due to higher regulatory and municipal claims (+P$70 million vs. 2014) and higher civil and commercial claims (+P$44 million vs. 2014). The decrease in 2014 was mainly due to lower regulatory and municipal claims (-P$71 million vs. 2013) and lower civil and commercial claims (-P$73 million vs. 2013), partially offset by higher labor claims (P$12 million vs. 2013).

Bad debt expenses

In 2015 bad debt expenses amounted to P$462 million (+47% vs. 2014). In 2014, bad debt expenses amounted to P$315 million representing an increase of 47% from P$214 million in 2013. The major increase in 2015 as compared with 2014 was a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Cuentas Claras” subscribers.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other operating expenses increased 26% to P$960 million in 2015 from P$761 million in 2014 and increased 27% from P$598 million in 2013. The increase was mainly due to higher costs associated with an increase in rental cost and freight and transportation costs. Other operating expenses include intersegment costs of P$117 million, P$107 million and P$69 million in 2015, 2014, and 2013, respectively, that are eliminated at the consolidated level.

Operating Income before depreciation and amortization

Our operating income before depreciation and amortization from the Personal Mobile Services segment reached P$7,789 million in 2015, P$6,033 million in 2014 and P$5,390 million in 2013, representing 28%, 26% and 28% of total segment revenues in 2015, 2014 and 2013, respectively. The increase in each year was mainly due to higher growth in revenues, partially offset by increases in operating costs (before depreciation and amortization).

Depreciation of PP&E and Amortization of Intangible Assets

During 2015 depreciation of PP&E and amortization of intangible assets increased 53% to P$2,520 million from P$1,650 million in 2014 and increased 1% from P$1,628 million in 2013. During 2015, the increase in PP&E depreciation amounted to P$377 million, an increase in amortization of SAC of P$188 million and an increase of P$305 million in amortization of other intangible assets mainly due to the amortization of 3G/4G licenses.

Gain on disposal of PP&E and impairment of PP&E

The gain on disposal of PP&E amounted to P$5 million in 2015 and the gain on disposal of PP&E amounted to P$1 million in 2014. Impairment of PP&E amounted to P$114 million in 2015 related to certain work in progress. Telecom Personal has assessed in 2015 the recoverability of a group of former work in progress, recording an impairment of P$44 million equivalent to its book value. Likewise, Personal recorded an impairment of P$49 million related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of P$21 million related to the mobile access modernization for the introduction of 4G technology. Impairment of PP&E amounted to P$26 million in 2014.

Impairment of PP&E amounted to P$65 million in 2013 and is mainly related to the discontinuation of a commercial system.

Operating Income

In 2015, our operating income from the Personal Mobile Services segment was P$5,160 million, representing an increase of 18% from P$4,358 million in 2014, and increased of 18% from P$3,694 million in 2013. Operating income represented 18% of revenues in 2015 for this segment, 19% of revenues in 2014 and in 2013. The increase in operating income was mainly due to the growth in service and equipment revenues, partially offset by increases in operating expenses and depreciation and amortization as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 2015, 2014 and 2013 and its percentage of revenues in each year:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	7,789	6,033	5,390	29	12
As % of revenues	28	26	28
Depreciation and amortization	(2,520)	(1,650)	(1,628)	53	1
As % of revenues	(9)	(7)	(8)
Gain on disposal of PP&E and impairment of PP&E	(109)	(25)	(68)	336	(63)
Operating income	5,160	4,358	3,694	18	18
As % of revenues	18	19	19

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial results, net

During 2015, the Personal Mobile Services segment financial results, net amounted to a loss of P$864 million. The loss is mainly attributable to higher foreign currency exchange losses, net of P$749 million (+P$340 million vs. 2014) and interest on loans of P$540 million (+P$537 million vs. 2014), and lower interest on time deposits of P$209 million, partially offset by gains on other investments of P$519 million (+P$255 million vs. 2014).

The decrease in 2014 was mainly due to higher foreign currency exchange losses, net (-P$81 million vs. 2013) and lower financial interest on time deposits and other investments (-P$194 million vs. 2013).

Income Tax Expense

During 2015, our Personal Mobile Services segment recorded an income tax expense of P$1,522 million compared to P$1,542 million in 2014 and P$1,472 million in 2013. The decrease/increase was mainly due to lower/higher pre-tax income in each year. The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense amounting to P$1,426 million, and by the loss generated by the deferred tax on the temporary differences amounting to P$96 million.

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

Net Income

During 2015, our Personal Mobile Services segment reported net income of P$2,774 million as compared to P$2,816 million during 2014 and P$2,556 million in 2013. The decrease in net income in 2015 was mainly due to higher financial losses, partially offset by higher operating income, as explained above. The increase in net income in 2014 was mainly due to higher operating income, partially offset by higher income tax expense, as explained above.

(B.3) Núcleo Mobile Services Segment

Results of operations from our Núcleo Mobile Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase / (Decrease)
Revenues (1)	1,717	1,588	1,160	8	37
Other Income	—	—	6	—	(100)
Operating expenses (without depreciation and amortization)	(1,149)	(1,010)	(739)	14	37
Operating income before depreciation and amortization (2)	568	578	427	(2)	35
Depreciation and amortization	(392)	(363)	(226)	8	61
Gain on disposal of PP&E	1	—	1	n/a	(100)
Operating income	177	215	202	(18)	6
Financial results, net	(65)	(22)	(19)	195	16
Income tax expense	(15)	(22)	(23)	(32)	(4)
Net income	97	171	160	(43)	7

(1)         Includes intersegment revenues of P$11 million, P$10 million and P$8 million in 2015, 2014 and 2013, respectively.

(2)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Revenues

During 2015, total revenues from Núcleo increased by 8% to P$1,717 million from P$1,588 million in 2014. This increase was mainly due to an increase of 3% in Núcleo’s subscriber base that reached approximately 2.5 million mobile subscribers as of December 31, 2015. As of December 31, 2015, Núcleo had approximately 2 million prepaid subscribers, representing 80% of Núcleo’s total mobile subscriber base.

Value Added Services sales (included in Data and Internet services) grew by 12% in 2015 as compared to 2014.

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

Value Added Services sales (included in Data and Internet services) grew by 35% in 2014 as compared to 2013.

During 2015, handset revenues increased 77% to P$159 million from P$90 million in 2014 and increased 30% from P$69 million in 2013.

Revenues from our Núcleo Mobile Services segment for 2015, 2014 and 2013 are comprised as follows:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase/(Decrease)
Voice	667	701	500	(5)	40
Data	313	331	313	(5)	6
Internet	567	456	270	24	69
Service revenues	1,547	1,488	1,083	4	37
Equipment	159	90	69	77	30
Subtotal third party revenues	1,706	1,578	1,152	8	37
Intersegment	11	10	8	10	25
Total revenues	1,717	1,588	1,160	8	37

Other Income

During 2013, other income was P$6 million, and mainly includes indemnities collected from suppliers.

Operating expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased 14% to P$1,149 million in 2015 from P$1,010 million in 2014 and increased 37% in 2014 from P$739 million in 2013. In line with our increases in revenues, during 2015 and 2014, almost all items in the cost structure of the Núcleo Mobile Services segment experienced increases. Interconnection costs and other telecommunication services decreased in 2015. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff. It is also due to the appreciation of the Guaraní of 41% in 2014.

Detailed below are the major components of the operating expenses for the years ended December 31, 2015, 2014 and 2013 related to Núcleo Mobile Services segment:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	129	118	84	9	40
Interconnection costs and other telecommunications charges	154	192	171	(20)	12
Fees for services, maintenance, materials and supplies	152	137	101	11	36
Taxes and fees with the Regulatory Authority	54	47	35	15	34
Commissions	199	156	112	28	39
Cost of equipment and handsets	185	112	81	65	38
Advertising	78	78	55	—	42
Cost of VAS	82	64	34	28	88
Bad debt expense	23	20	11	15	82
Other operating expenses	93	86	55	8	56
Total Núcleo Mobile Services(1)	1,149	1,010	739	14	37

(1)         Includes intersegment cost of P$23 million, P$27 million and P$21 million in 2015, 2014 and 2013, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2015, employee benefit expenses and severance payments increased 9% to P$129 million from P$118 million in 2014. During 2014, these costs increased 40% from P$84 million in 2013. Núcleo had 413 employees as of December 31, 2015. As of December 31, 2014 and 2013 it had 402 and 424, respectively.

Interconnection costs and other telecommunication charges

During 2015, interconnection costs and other telecommunication charges decreased 20% to P$154 million from P$192 million in 2014 and increased 12% in 2014 from P$171 million in 2013. The decrease in 2015 was mainly due to a decrease in TLRD costs. The increase in 2014 was mainly due to higher traffic volume resulting from Núcleo’s network.

Fees for services, maintenance, materials and supplies

During 2015, fees for services and maintenance, materials and supplies totaled P$152 million, representing an increase of 11% from P$137 million in 2014. During 2014, they increased 36% from P$101 million in 2013.

Taxes and fees with the Regulatory Authority

During 2015, taxes and fees with the Regulatory Authority increased 15% to P$54 million from P$47 million in 2014 and increased 34% from P$35 million in 2013. The increase in each year was mainly attributable to the increase in total segment revenues.

Commissions

During 2015, commissions increased to P$199 million from P$156 million in 2014, representing an increase of 28%. During 2014, commissions increased from P$112 million in 2013, representing an increase of 39%. The increases were mainly due to the growth in the subscriber base and an increase in the commissions for distribution of prepaid cards.

Cost of equipment and handsets

During 2015, the cost of equipment and handsets increased to P$185 million from P$112 million in 2014, representing an increase of 65%. During 2013, the cost of equipment and handsets was P$81 million. The increase in 2015 and 2014 was mainly due to an expansion of the subscriber base and increased customer upgrade of mobile handsets as a result of technological advances and new service offerings.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Advertising

During 2015, advertising expenses including media, promotional and institutional campaigns, amounted to P$78 million. During 2014, these expenses amounted to P$78 million, representing an increase of 42% from P$55 million in 2013.

Cost of VAS

Cost of VAS increased 28% million to P$82 million in 2015 from P$64 million in 2014. Such costs were P$34 million in 2013.

Bad debt expenses

In 2015 bad debt expenses amounted to P$23 million, representing an increase of 15% from P$20 million in 2014 and an increase of 82% in 2014 from P$11 million in 2013.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 8% to P$93 million in 2015 and increased 56% in 2014 to P$86 million in year 2014.

Operating income before depreciation and amortization

Operating income before depreciation and amortization was P$568 million in 2015, P$578 million in 2014 and P$427 million in 2013, representing 33%, 36% and 37% of total revenues, respectively. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as employee benefit expenses and severance payments, fees for services and maintenance, materials and supplies, cost of equipment and handsets and commissions.

Depreciation of PP&E and Amortization of Intangible Assets

During 2015, depreciation of PP&E and amortization of intangible assets increased 8% to P$392 million from P$363 million in 2014. During 2014, depreciation of PP&E and amortization of intangible assets increased 61% from P$226 million in 2013 The increase was the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2015, our operating income from the Núcleo Mobile Services segment was P$177 million, representing a decrease of 18% from P$215 million in 2014, which represent 10% and 14% of total revenues for this segment in 2015 and 2014, respectively. In 2013, our operating income was P$202 million, representing 17% of total revenues for this segment.

The following table shows our operating income from the Núcleo Mobile Services segment in 2015, 2014 and 2013 and its percentage of total revenues in each year:

	Years Ended December 31,			% of Change
	2015	2014	2013	2015-2014	2014-2013
	(P$ million / %)			Increase / (Decrease)
Operating income before depreciation and amortization (1)	568	578	427	(2)	35
As % of total revenues	33	36	37
Depreciation and amortization	(392)	(363)	(226)	8	61
As % of total revenues	(23)	(23)	(19)
Gain on disposal of PP&E	1	—	1	n/a	(100)
Operating income	177	215	202	(18)	6
As % of total revenues	10	14	17

(1)         Although it is not specifically defined, this is a permitted measure under IFRS. See “—Management Overview” above for a discussion of the use of this measure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial results, net

During 2015, the Núcleo Mobile Services segment recorded a net financial loss of P$65 million, compared to a net financial loss of P$22 million in 2014 and P$19 million in 2013. The increase in the loss in 2015 was mainly due to higher foreign currency exchange losses. The increase in the loss in 2014 was mainly due to higher interest on loans partially offset by higher interest on accounts receivables.

Income Tax Expense

During 2015, our Núcleo Mobile Services segment recorded an income tax expense of P$15 million compared to P$22 million in 2014. The income tax expense in 2015 was mainly attributable to the recognition of current income tax expense amounting to P$16 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$1 million.

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

During 2013, our Núcleo Mobile Services segment recorded an income tax expense of P$23 million. The income tax expense in 2013 was mainly attributable to the recognition of current income tax expense amounting to P$24 million partially offset by the gain generated by the deferred tax on the temporary differences arising out of the asset and liability valuations according to tax versus financial accounting criteria amounting to P$1 million.

Net Income

During 2015, our Núcleo Mobile Services segment reported net income of P$97 million as compared to P$171 million during 2014, representing 6% and 11% of total revenues in 2015 and 2014, respectively. In 2013, our net income was P$160 million, representing 14% of total revenues. The decrease in 2015 was mainly due to a decrease in the operating income and higher net financial losses. The increase in 2014 in net income was mainly due to higher operating income partially offset by the higher financial losses.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations and the dividends that Personal may pay to it. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividends to its shareholders. Telecom Argentina expects working capital, funds generated from operations, dividends payments from its subsidiaries and financing from third parties to be sufficient for its present requirements.

We expect that the principal source of Personal’s liquidity in the near term will be cash flows from operations, dividends that Núcleo may pay to it and cash flow from financing from third parties. During 2014 and 2015, Personal’s working capital was impacted by 3G and 4G licenses’ acquisitions. Personal’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividend payments to its shareholders.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years.

Also, the Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV approved this program. Under this program, on December 10, 2015, Telecom Personal

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

has successfully completed the issuance of two series of notes for a total nominal value of P$ 720.5 million. See “—Debt Obligations and Debt Service Requirements” below.

The table below summarizes, for the years ended December 31, 2015, 2014 and 2013, Telecom’s consolidated cash flows:

	Years Ended December 31,
	2015	2014	2013
	(P$ million)

Cash flows from operating activities	6,812	5,721	6,981
Cash flows used in investing activities	(9,651)	(9,426)	(3,821)
Cash flows from (used in) financing activities	2,950	(1,340)	(1,407)
Net foreign exchange differences on cash and cash equivalents	75	505	311

Increase/(Decrease) in cash and cash equivalents	186	(4,540)	2,064
Cash and cash equivalents at the beginning of the year	684	5,224	3,160

Cash and cash equivalents at the end of the year	870	684	5,224

As of December 31, 2015, 2014 and 2013, we had P$870 million, P$684 million and P$5,224 million in cash and cash equivalents, respectively.

Cash flows from operating activities: The breakdown of the net cash flow provided by operating activities is as follows:

	Years ended December 31,
	2015	2014	2013
	(P$ million)
Collections
Collections from customers	42,260	34,396	28,437
Interests from customers	182	160	124
Interests from time deposits	189	400	584
CPP collections	512	683	690
NDF	12	84	13
Subtotal	43,155	35,723	29,848

Payments
For the acquisition of goods and services and others	(13,122)	(10,080)	(6,576)
For the acquisition of inventories	(6,343)	(4,167)	(3,166)
Salaries and social security payables and severance payments	(6,721)	(5,146)	(3,981)
NDF	(113)	(53)	—
CPP payments	(414)	(476)	(505)
Income taxes	(1,631)	(2,277)	(1,609)
Other taxes and taxes and fees with the Regulatory Authority	(7,598)	(6,995)	(6,692)
Foreign currency exchange differences related to the payments to suppliers	(401)	(808)	(338)
of which: Inventory suppliers	(153)	(343)	(169)
PP&E suppliers	(158)	(311)	(106)
Other suppliers	(90)	(154)	(63)
Subtotal	(36,343)	(30,002)	(22,867)
Net cash flow provided by operating activities	6,812	5,721	6,981

Cash flows used in investing activities were P$9,651 million, P$9,426 million and P$3,821 million in 2015, 2014 and 2013, respectively, and includes the payment for the acquisition of 4G licenses of P$2,256 million in 2015. The increase of P$5,605 million in 2014 was mainly due to an increase in capital expenditures, which included acquisition of 3G and 4G licenses for P$3,091 million.

Cash flows from financing activities were P$2,950 million in 2015, and cash flow used in financial activities were P$1,340 million and P$1,407 million in 2014 and 2013, respectively. The increase in 2015 was mainly due to the increases in proceeds of financial debt to acquire, among others, 4G licenses by P$2,256 million. The decrease in 2014 of P$67 million was mainly due to the acquisition of treasury shares in 2013 of P$461 million partially offset by a higher payment of dividends and related withholding tax of P$318 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

NDF and US Dollar bonds

Due to the existence of commitments denominated in US Dollars, during 2015, the Telecom Group entered into several NDF agreements to purchase a total amount of US$ 189 million. The purpose of these NDF agreements was to eliminate the risks associated with the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina and Personal’s commitments (hedged item) to its functional currency.

As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF agreements (net gain of approximately P$455 million) have also been recognized in the Income Statements, within Finance income and expenses — Exchange Differences. The Company recognizes the NDF agreements results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2015, the Company has a current asset of P$466 million and deferred results amounting to P$13 million (before income tax) related to the US$165 million outstanding NDF agreements to such date, which will mature between January and July 2016.

During 2015, Personal also realized the remaining NDF agreements entered as of December 31, 2014 for US$149 million, recording a net loss of P$23 million which was recognized in the Income Statement in 2015, within Finance income and expenses — Exchange Differences. The purpose of these NDF agreements was also to eliminate the risks associated with the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

In addition, as part of their financial risk management and reduction of exchange rate risk policies, during 2015 Telecom Argentina and Personal acquired Government bonds denominated in U.S. dollars (Bonar X 2017), at a cost of P$522 million, with an US Dollar annual interest rate of 7%.

Additionally, during 2014 Personal entered into several NDF agreements to purchase a total amount of US$282 million (of which US$133 million matured between March and December 2014 and the remaining US$149 million matured between January 2015 and March 2015).

Further, during 2014, Personal entered into an NDF agreement for US$8 million maturing in October and November 2014 to hedge commercial debts for PP&E acquisition.

Finally, in order to mitigate the currency risk Personal acquired in 2014 Government bonds denominated in U.S. dollars.

Additional information regarding Financial Instruments is set forth in Note 20 to our Consolidated Financial Statements.

Debt Obligations and Debt Service Requirements

Telecom Argentina has no indebtedness as of December 31, 2015.

The Indebtedness of Telecom Argentina’s subsidiaries as of December 31, 2015 was as follows:

Telecom Personal: On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to P$353 million at such date). This loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.75% (a financial cost of 9.0836% as of December 31, 2015). The funds were used for the acquisition of inventories.

The terms and conditions of the loan include standard covenants and events of default that are usual for this type of transactions, among others, the limitation that Personal will not incur new indebtedness if, as a result of the incurrence thereof, its consolidated total leverage ratio (consolidated debt to consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan) is greater than 3.0 to 1.0 or if its consolidated interest coverage ratio (consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan, to consolidated net interest) is lower than 3.0 to 1.0.

The balance of this loan as of December 31, 2015 amounted to approximately P$520 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In addition, on December 10, 2015 Personal issued notes in two series for a total nominal amount of P$720.5 million, under the Medium Term Notes Global Program mentioned in “Sources and Uses of Funds” above, with the following terms and conditions:

•                  Series I: with a maturity of 18 months from the date of issuance and settlement for a nominal value of P$571.5 million, at a combine rate (fixed rate of 28.5% up to the 6th month and variable rate from the 7th month, BADLAR rate + 375bps).

•                  Series II: with a maturity of 36 months from the date of issuance and settlement, with a nominal value of P$149 million, at a combine rate (fixed rate of 28.75% up to the 9th month and variable rate from the 10th month, BADLAR rate + 400bps).

The funds arising from the Series I and II notes were used to refinance debt through for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands. The balance of Series I and II of Personal as of December 31, 2015 amounted to approximately P$741 million.

Finally, as of December 31, 2015 Personal has bank overdrafts amounting to P$3,127 million.

Núcleo: As of December 31, 2015, Núcleo’s outstanding debt (bank loans and bank overdrafts) is denominated in Guaraníes and amounted to approximately P$512 million.

Additional information regarding terms and conditions of the Telecom Group’s loans as of December 31, 2015 is set forth in Note 12 to our Consolidated Financial Statements.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, from its subsidiaries, if any.

The Group’s working capital breakdown and its main variations are disclosed below:

	2015	2014	Change
	(P$ million)

Trade receivables	5,663	4,124	1,539
Other receivables	1,336	670	666
Inventories	2,193	721	1,472
Current liabilities (not considering financial debt)	(13,463)	(8,918)	(4,545)
Operative working capital - negative	(4,271)	(3,403)	(868)
As % of Revenues	(10.5)%	(10.2)%

Cash and cash equivalents	870	825	45
Investments	1,430	53	1,377
Current financial debt	(3,451)	(179)	(3,272)
Net Current financial debt	(1,151)	699	(1,850)

Negative operating working capital (current assets — current liabilities)	(5,422)	(2,704)	(2,718)
Liquidity rate	0.68	0.70	(0.02)

The Telecom Group has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to P$4,271 million as of December 31, 2015 (increasing P$868 million vs. December 31, 2014) but continued positioning at similar levels (10.5% of consolidated revenues as of December 31, 2015). The principal change is related to the commercial debt to acquire PP&E that increased by approximately P$3,058 million. The mentioned increase is mainly related to Personal’s investment plan for 4G (LTE) deployment. The debt increase was partially offset by higher financing provided to subscribers to acquire handsets and the increase in handsets’ quantity and prices, among other reasons.

The investments made to acquire mobile spectrum in 2014 and 2015 totaled P$5,786 million and were financed with current and non-current loans, turning the Group’s net financial asset into a net financial debt. The current Group’s net financial debt as of December 31, 2015 amounted to P$1,151 million (higher financial debt of P$1,850 million, where is worth mentioning the bank overdrafts at very reasonable rates, net of higher investments in Government bonds in foreign currency). During 2015 the Telecom Group returned to demand funds to the financial market in Argentina, what has allowed financing the Group’s growth in PP&E and intangible assets at very reasonable rates. This change in

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

the Group’s financial structure has been prudently managed in what relates to foreign exchange risk and without neglecting the Group’s shareholders compensation, who received cash dividends amounting to P$804 million in 2015. All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of P$5,422 million as of December 31, 2015, resulting from an increase in negative operating working capital and an increase in current net financial debt amounting to P$868 million and P$1,850 million, respectively.

Despite these increases in absolute terms, consolidated liquidity ratio (current assets / current liabilities) remained at previous year’s similar levels, amounting to 0.68.

The Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Group makes it possible to obtain financial resources for longer terms at a reasonable cost. The Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

The Telecom Group manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Telecom Group maintains a liquidity policy that results in a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. As of December 31, 2015, Telecom Argentina and its consolidated subsidiaries had approximately P$870 million in cash and cash equivalents (in 2014, P$825 million).Of this amount, approximately P$363 million of cash and cash equivalents was held by Telecom Argentina on a stand-alone basis. The Telecom Group has approximately P$58 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet.

Telecom Argentina’s Board of Directors, at their meeting held on March 28, 2016, called an ordinary and extraordinary shareholders’ meeting to be held on April 29, 2016, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2015 (P$3,403 million) suggested by the Board of Directors to be allocated as follows: (i) P$3,403 million to the “Reserve for Future Cash Dividends” and (ii) the delegation of authority to Telecom Argentina’s Board of Directors to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$2,000 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends.

Our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation the exchange rate of Argentine Pesos to U.S. dollars and rates of inflation; among others. These factors are not within our control. Certain statements expressed in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

Capital Expenditures

We estimate that our capital expenditures for the year 2016 will be approximately 22% of consolidated revenues.

Following the strategy of previous years, in the Personal Mobile Services segment, the capital expenditures were mainly oriented towards the deployment of the 4G technology and the extension of the coverage and capacity of our network in numerous cities across Argentina. The objectives were reached mainly through new sites, upgrading the network and activating new carriers.

In the Fixed Services segment, specifically in the access area, the investment in equipment continued to enable the shortening of the Loop, the investment in central equipment with new technologies for Broadband and the deployment of FTTH, while the enhancement of our wire network

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

allowed us to meet the demand of enterprises, neighborhoods and buildings. In the transportation area, Telecom’s focus was mainly on the deployment of the DWDM network, on the improvement of the Backbone IP (“BBIP”), on the update of the Metro Ethernet network and the installation of equipment to continue improving the regional transportation.

See “Item 3—Key Information—Risk Factors—Risks associated with Telecom and its Operations—We operate in a competitive environment that may result in a reduction in our market share in the future.” We expect to finance our capital expenditures through cash generated through our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its rates, the increase of its operating costs due to inflation and the increase of the cost of imported materials as they may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

Taxes

Turnover Tax

Under Argentine tax law, Telecom is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2015, 2014 and 2013, depending on the jurisdiction or goods and services subject to the tax.

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

Tax on cash dividends received from a foreign subsidiary is calculated according to the statutory income tax rate. As per Paraguayan tax law, an additional income tax rate of 5% is imposed on dividends that are paid by a Paraguayan company. Additionally, under such law, when dividends are being paid to foreign shareholders, there is a withholding tax of 15%, which is deducted from the amounts which are paid to such shareholders.

As per Argentine tax law, income tax paid abroad and withholding tax are recognized as tax credit with certain quantitative limits.

Net losses can generally be carried forward and applied against future taxable income for five years. However, Paraguayan law does not permit the carry-forward of such losses.

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

this ratio will be treated as dividend payments. During fiscal years 2015, 2014 and 2013, Telecom’s deduction of interest expenses was not limited because Telecom was able to meet the conditions required for such deduction.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of any tax on minimum presumed income paid in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2015, 2014 and 2013, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income.

Value Added Tax (VAT)

VAT does not have a direct impact on our results of operations. VAT paid by us to our suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The import of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes, or responsables inscriptos, such as Telecom Argentina and Personal, is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basel Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

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

During 2015, 2014 and 2013, we charged to our income statement P$403 million, P$343 million and P$258 million, respectively, of this tax.

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2015, was approximately P$33 million, of which P$18 million are included in the allowance for doubtful accounts, based on the recoverability assessment made by Telecom Argentina. Whenever applicable, tax on personal property paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

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

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. The Universal Service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the Universal Service tax. The rate is 1% of total billed revenues. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework— Universal Service Regulation—Decree No. 764/00.”

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

Research and Development, Patents and Licenses, etc.

None.

Trend Information

In 2016, the Company will operate in a new economic and regulatory context for the Telecom Group and for the other operators.

Our activity will strongly depend on the macroeconomic situation, and in particular, on the purchasing power and levels of consumption of our clients. We expect that in the first half of 2016 readjustments in prices of many goods and services will take place as a result of their adaptation to the significant variation in the exchange rate of the US dollar against the Peso during the last quarter of 2015, after certain exchange restrictions were eliminated and fee adjustments for utilities were announced by the new authorities.

We anticipate moderate economic growth rates for 2016. However, we believe that the level of demand for our products and services will remain at consistent levels, especially those related with the

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

use of fixed and mobile internet, and in particular those in relation to the innovative offerings the Group plans to launch. We will continue working to enrich the offering of our products and services and to stimulate the increase of our ARPU.

In 2016, we expect the evolution of fixed services to continue to be in line with the trend in recent years, influenced by the maturity of the market.

For Broadband, we will continue deploying in a sustained way the “Ultra-Broadband” with new technologies replacing copper with optical fiber in different points of the network. In 2016 the Group expects to expand the capacity of the network throughout the country, as well as providing more speed and security to our customers’ consumption.

For the corporate segment, efforts will be oriented to the supply of convergent solutions with a portfolio that provides customers next-generation “Datacenter” services.

To maximize business, Personal will continue to focus on the quality of service and the deployment of the LTE / 4G network at national level. Personal will continue to work on optimizing our customers’ experience to offer the best ‘User experience’, improving the coverage and speed of the network. 3G technology will also be expanded with new frequencies and more investment, thus continuing with the technological conversion and capacity enlargement of the network. The aforementioned ambitious investment plan assumes that Personal may develop their activities in a symmetrical competition framework with the remaining operators.

We expect that this infrastructure improvement will come together with the evolution of the “Data Centric” offering in line with the evolution of the mobile market and the new business model that requires evolution and simplification.

Customer service quality will continue to focus mainly on the efficiency of channels and segmentation of the service customer with a customer-centric vision. The self-management channel will also continue to be encouraged (promoting the use of social networks), in order to simplify more and more the customers’ management and control over their lines.

We will continue to work on our goal to promote operational excellence with the aim of a better use of the physical, human and technological resources of the Group so as to continue meeting profitability expectations of our investors.

The strategy implemented by the Company’s Management lays out the basic necessary fundamentals for the Telecom Group to pursue its objectives of continuous improvement of the quality of service, to strengthen its market position through an innovative offer and to improve its operating efficiency in order to satisfy the growing needs of the dynamic ICT service market in general and mobile solutions in particular. Our strategy and the important plans of investment are based on this forward-looking vision and on the commitment of the Telecom Group with our country and its people.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2015 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	3,698	2,418	—	—	6,116
Finance Lease Obligations	46	50	—	—	96
Operating lease obligations	436	646	244	31	1,357
Purchase obligations (2)	3,160	80	71	103	3,414
Other long-term liabilities (3)	135	120	49	91	395
Total	7,475	3,314	364	225	11,378

(1)              Includes P$1,216 million of future interest.

(2)              Other than operating lease obligations. It includes PP&E purchase obligations, inventories purchase obligations, and other services purchase obligations, among others.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

Management of the business of the Telecom Group is vested in the Board of Directors. Telecom Argentina’s bylaws provide for a Board of Directors consisting of no fewer than three and no more than eleven directors and up to the same or a lower number of alternate directors. As of the date of this Annual Report, Telecom Argentina has eight directors and eight alternate directors. Four of the directors and three of the alternate directors qualify as independent directors under SEC regulations. Three of the directors and three of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all of the required authority to administer the corporation, including those for which the law requires special powers. The Board operates with a quorum of the absolute majority of its members and resolves issues by simple majority of votes present. According to Telecom Argentina’s bylaws, the Chairman has a double vote in the case of a tie. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, Nortel, Sofora, W de Argentina Inversiones S.A., the Telecom Italia Group until March 8, 2016 or with Fintech since March 8, 2016 (See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel.”). Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve a renewable three year term.

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

The following table lists the directors and alternate directors of Telecom Argentina as of December 31, 2015:

Name (1)	Position	Date Director became a Member of the Board
Oscar Carlos Cristianci	Chairman of the Board of Directors	April 27, 2007
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Andrea Mangoni	Director	November 30, 2010
Gianfranco Ciccarella	Director	April 23, 2013
Francesca Petralia	Director	April 23, 2013
Piergiorgio Peluso	Director	April 23, 2013
Enrique Llerena	Director	April 23, 2013
Esteban Gabriel Macek	Director	April 27, 2007
Aldo Raúl Bruzoni	Alternate Director	April 23, 2013
Jorge Alberto Firpo	Alternate Director	April 23, 2013
Lorenzo Canu	Alternate Director	April 23, 2013
Jorge Luis Pérez Alati	Alternate Director	November 30, 2010
María Virginia Genovés	Alternate Director	April 23, 2013
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Pablo Alberto Gutiérrez	Alternate Director	November 30, 2010

(1)   On December 17, 2015, the Board of Directors accepted the resignation as Directors of Ms. Mariana Laura González, Mr. Federico Horacio Gosman and Mr. Esteban Ariel Santa Cruz and also accepted the resignation as Alternate Directors of Ms. Verónica Daniela Álvarez, Mr. Juan Massolo and Mr. Eduardo Pablo Guillermo Setti. All of them had been appointed in representation of “ANSES-Fondo de Garantía de Sustentabilidad” shares and have not been replaced until the date of this Annual Report.

Oscar Carlos Cristianci is a public accountant. He worked at Grupo Pirelli since 1968, and in 1985 he was appointed as a General Director of Pirelli Neumáticos en Argentina. In 1993, he was appointed as Superintendent Director of Pirelli Pneus de Brasil and later assuming regional responsibility in Pirelli Neumáticos Latin America. In 1998, he was designated Vice General Director of Pirelli Neumáticos, responsible for the American continent and later, he served as Delegated Administrator of Pirelli Cavi Energia S.p.A. He later joined the Telecom Italia Group as Director for Latin America, and was in charge of Telecom Italia S.p.A. Argentine branch. In 2003, he joined the Telecom Group, and until fiscal year 2007, he served as Chairman of the Board of Directors of Sofora,

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

Andrea Mangoni graduated from the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures. From March to November 2015 he was General Manager of Fincantieri S.p.A., he also was a member of the Board of Directors of Fincantieri S.p.A. from June 2013 to November 2015; he is a member of the Board of Directors of Prelios S.p.A. From July 2013 to March 2015, he worked in Sorgenia as Chairman and Chief Executive Officer. Previously, he has been Managing Director for South America of Telecom Italia from August 2012 to March 2013. Until August 2012 he was responsible for Administration, Finance and Control and International Development in Telecom Italia. Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle (from July 2009 to July 2010) and as Director of International Business at Telecom Italia S.p.A. From 1996 to March 2009 he worked in Acea, where he was appointed Chief Executive Officer in November 2003; from March 2003 to November 2003 he was General Manager of Acea; from June 2001 to February 2003, he was Chief Financial Officer, responsible for strategies, finance, budget, economic planning and control, investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked as manager of the Finance Department of Acea, where he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company. Mr. Mangoni worked for InterAmerican Development Bank (IDB). Mr. Mangoni was born in Terni, Italy on June 5, 1963.

Gianfranco Ciccarella holds a University Degree in Electrical Engineering and, at present, is a Consultant. He left Telecom Italia S.p.A. in December 2015. In the Telecom Italia Group he had various responsibilities and was a member of the Board of Directors of a number of companies. From 2009 to 2015, he was Vice President of several Telecom Italia Departments: Technical Support for the South America Region, Next Generation Access Networks and Partnerships in the Strategy Department, Technical Support in the Technology and Operations Department. From 1998 to 2009 he was Network and IT Executive Vice President in Telecom Italia Sparkle, where he was appointed to drive the design, deployment and operations of the Telecom Italia international network. He was Director of the Scuola Superiore Guglielmo Reiss Romoli in L’Aquila, the Post Graduate Training & Technical Department of the Telecom Italia Group, and carried out research and teaching activities in the Electrical Engineering Department at the University of L’Aquila, as well as at New York Polytechnic University where he was Adjunct Associate Professor. Mr. Ciccarella was born in L’Aquila, Italy, on July 22, 1952.

Francesca Petralia serves at Telecom Italia S.p.A. as head of International Legal Affairs. Previously she was head of Corporate and Legal Affairs in South America (February 2013 to February 2014). After graduating in Law, she began her career in 1978 as in-house counsel in Fiat Auto S.p.A., Grandi Lavori S.p.A. and Selenia Industrie Elettroniche Associate S.p.A. She joined Telecom Italia S.p.A. in 1990, focusing on international legal affairs. From 2002 to 2011, she was head of Corporate Finance Legal Affairs within the Legal Department. Subsequently, she acted as Group Compliance Officer until February 2013. Ms. Petralia is a member of the Board of Directors of the South American companies TIM Participaçoes S.A. and TIM Brasil Serviços e Participaçoes S.A. as well as of the holding Telecom Italia International N.V. in The Netherlands. Mrs. Petralia was born in Bologna, Italy, on August 30, 1953.

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

a period at Mediobanca as Senior Financial Analyst (1994-1998) and with Credit Suisse First Boston as Vice President of Financial Institutions Group (1998-2000) and Mergers & Acquisitions Group (2000-2001), in 2002 he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A. In 2009 he was appointed CEO of UniCredit Corporate Banking S.p.A. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012 he was Managing Director of Fondiaria SAI S.p.A. He is a non-executive member of the Board of Directors of TIM Participacoes S.A. since April 11, 2013. Mr. Peluso has also been member of the Board of Directors of Telecom Italia Media S.p.A. and is currently a member of the Board of Directors of Fondazione, Telecom Italia and Inwit. Mr. Peluso was born in Rome on March 25, 1968.

Enrique Llerena is a lawyer with a degree from Pontificia Universidad Católica Argentina Santa María de los Buenos Aires and holds a PhD at Paris University on D.E.S.S “Diplomatie et Administration des Organizations Internationales.” He is a Director and a member of the Supervisory Committees of Tradelog S.A. He was born on April 9, 1955.

Esteban Gabriel Macek is a public accountant. He is Chairman of Fiduciaria Internacional Argentina S.A. He is a director of Inmobiliaria Madero S.A. He is also member of the Supervisory Committees of Banelsip S.A. and alternate member of Prisma Medios de Pago S.A. and Botón de Pago S.A. He was born on November 8, 1960.

Aldo Raúl Bruzoni holds a degree in Business Administration. He is an alternate director of TGLT S.A. He also is the Director of the Corporate Governance Program at the Pontificia Universidad Católica Argentina. He served as a director of Personal from 2008 up to 2010. He has held various executive roles in the Manufacturing, Finance, Marketing, and Sales sectors in different automotive companies such as General Motors, Ford, Volkswagen, and Renault. He was born on March 30, 1950.

Jorge Alberto Firpo is an electrical engineer and a graduate of the Universidad Tecnológica Nacional. Since 2005, he has served as a director in Telecom Group companies. He serves as an alternate director in Tierra Argentea S.A. Since 2001, he has worked as a South America Supplier Director in Telecom Italia Latam, Brasil. From 1977 until 2001, he had assumed different positions in Pirelli Cables in Brasil and Italia. He was professor in high school and in universities. He was born on April 17, 1954.

Lorenzo Canu holds a University Degree in Law. Since 1997 he has been in charge of management of corporate affairs of the international subsidiaries of the Telecom Italia Group, within the Legal Affairs Department of Telecom Italia S.p.A. Mr. Canu has been a member of the Board of Directors of Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Telecom Personal S.A. through March 8, 2016. Mr. Canu was born in Rome, Italy, on January 30, 1963.

Jorge Luis Pérez Alati is a lawyer. He is Chairman of the Board of Directors of In Alpe S.A.C.I.F.I.A., In Store Media Argentina S.A., Inversiones Alumine S.A., Inversiones Aluquina S.A., Inversiones Meliquina S.A., Inversiora Cordillera S.A., ISDIN Argentina S.A., La Papelera del Plata S.A., LAN Argentina S.A., Nogal Central S.A., Harvest S.A. and Solcan S.A. He is Vice Chairman of Burson Marsteller S.A., CMPC Inversiones de Argentina S.A., TMLUC Argentina S.A., Forestal Timabuva S.A., Naschel S.A., Fabi Bolsas Industriales S.A. and Burson Marsteller S.A. He is a director of Aluflex S.A., Herbalife International Argentina S.A., Young & Rubicam S.A., Cork Supply Argentina S.A., Havas Sports & Entertainment Argentina S.A., LDC Argentina S.A., Ivax Argentina S.A., Inversiones Los Andes S.A., Honda Motor de Argentina S.A., Inesa Argentina S.A., Wunderman Cato Johnson S.A., Fuel Argentina S.A., Havas Media Argentina S.A., Pilar del Este S.A. and Bodegas Universo Austral S.A. and an alternate director of Avex S. A., Navieras Americanas S.A., Proximia Havas Argentina S.A., Media Contacts Argentina S.A., Co. Fru. Va S.A., Arena Argentina S.A., Wunderman Cato Johnson S.A. and Bodegas Caro S.A. He is a member of the Supervisory Committees of Santander Rio Sociedad de Bolsa S.A., BRS Investment S.A., Distrilec Inversora S.A., Edesur S.A., ISBAN Argentina S.A., Portal Universia Argentina S.A., Santander Merchant S.A., Santander Río Servicios S.A., Santander Río Seguros S.A., Banco Santander Rio S.A., Santander Río Trust S.A., Quickfood S.A., Calyx Siembra S.A. and Calyx Tierra S.A. He was born on September 14, 1954.

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

Eduardo Federico Bauer is a lawyer. He is Vice Chairman of the Board of Directors of Nortel and Micro Sistemas. He is a director of Sofora and an alternate director of Personal, Experta Aseguradora de Riesgos del Trabajo S.A., Experiencia ART S.A., La Caja de Seguros de Retiro S.A. and La Estrella S.A. Cía. de Seguros de Retiro. He was born on January 14, 1950.

Pablo Alberto Gutiérrez is a public accountant. He is an advisor for many companies. He is director of Fiduciaria Internacional Argentina S.A. He is Vice Chairman of CAFIDAP — Cámara Argentina de Fideicomisos y Fondos de Inversión Directa en Actividades Productivas. He was born on January 4, 1968.

In connection with the sale of the 51% equity interest in Sofora by Telecom Italia Group to Fintech Telecom LLC, on March 8, 2016 Telecom Argentina received resignation letters from the Directors Oscar Carlos Cristianci, Francesca Petralia, Gianfranco Ciccarella, Andrea Mangoni, Piergiorgio Peluso and Enrique Llerena; as well as from the Alternate Directors Jorge Luis Pérez Alati, Lorenzo Canu, Jorge Alberto Firpo, Aldo Raúl Bruzoni and María Virginia Genovés. In the meeting held on the same date, the Board of Directors of Telecom Argentina accepted these resignations and requested the Supervisory Committee to appoint their replacements until the next Shareholders’ Meeting summoned for April 8, 2016.

The Ordinary and Extraordinary Shareholders’ meeting held on April 8, 2016 approved the performance of duties from April 29, 2015 until March 8, 2016 of the directors and alternate directors who resigned due to the change Telecom Argentina’s indirect controlling shareholder.

The Meeting also approved the grant of indemnity to the directors and alternate directors who resigned their positions due to the change of Telecom Argentina’s indirect controlling shareholder, and to the former directors of Telecom Argentina nominated or appointed, directly or indirectly, by the former controlling shareholder in connection with their acts and omissions that occurred before or on March 8, 2016 to the extent and as far as it is allowed by law and by Telecom Argentina’s bylaws, and for a period of 6 years counted from the above mentioned date.

The Meeting also approved the appointment of directors and alternate directors to cover the vacancies generated by the resignation of the directors and alternate directors that were designated by the former controlling shareholder of Telecom Argentina and with a mandate until the Annual Shareholders’ Meeting to be held on April 29, 2016.

The following table lists the directors and alternate directors as of the date of this Annual Report:

Name	Position	Date Director became a Member of the Board
Mariano Marcelo Ibáñez	Chairman of the Board of Directors	March 8, 2016
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
David Manuel Martínez	Director	March 8, 2016
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D’Ambrosio	Director	March 8, 2016
Pedro Chomnalez	Director	March 8, 2016
Alejandro Macfarlane	Director	March 8, 2016
Esteban Gabriel Macek	Director	April 27, 2007
Baruki Luis Alberto González	Alternate Director	April 8, 2016
Saturnino Jorge Funes	Alternate Director	March 8, 2016
Bernardo Saravia Frías	Alternate Director	March 8, 2016
Gabriel Hugo Fissore	Alternate Director	March 8, 2016
José Luis Galimberti	Alternate Director	March 8, 2016
Ignacio Villarroel	Alternate Director	March 8, 2016
Eduardo Federico Bauer	Alternate Director	April 27, 2007
Pablo Alberto Gutierrez	Alternate Director	November 30, 2010

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Mariano Marcelo Ibáñez is a lawyer with a degree from the Universidad de Buenos Aires, UBA. He is currently the Chairman of Telecom Argentina SA. Previously, he served as Director of Cablecom and as President and CEO of Cablevisión SA. He was Director of Multimedios América (Cablevisión, Radio América, Radio del Plata, El Cronista and América TV). He was born on August 25, 1959.

David Manuel Martínez holds a degree in electrical and mechanical engineering from the Universdad Nacional Autónoma of Mexico and a degree in philosophy from the Pontifical Gregorian University of Rome. He also holds a postgraduate degree in Business Administration from Harvard Business School.  Currently, he is a director of Alfa S.A.B. de C.V., Vitro S.A.B. de C.V.  and Cemex S.A.B. de C.V. in Mexico and Banco Sabadell in Spain.  He was born on May 8, 1957.

Carlos Alejandro Harrison holds a degree in Business Administration from the Universidad de Buenos Aires and completed post graduate studies at IAE Business School. He is currently President of Producciones YAQ S.A. Previously, he was President of Business Development for AMC Networks International. Before that, he was the CEO of Chello Latin America and Pramer SCA (both Liberty Global plc controlled companies). Mr. Harrison also worked for Grupo Clarín S.A. as a business development manager and was the C.O.O. of international operations at Multicanal S.A. He was born on January 19, 1963.

Martín Héctor D’Ambrosio is a lawyer with a degree from the Universidad de Buenos Aires, UBA. He is currently the president of BA Property Managers Inc., a managing partner at GS1 SRL and a legal adviser of BA Property Managers SRL. He is lawyer at his own law firm. Previously, he worked with Dellepiane & Asociados also as a lawyer. He was born on March 9, 1974.

Pedro Chomnalez is a private investor and advisor based in New York City. Prior to founding CH EM Holdings in 2014, he worked for more than 22 years in investment banking. He joined Credit Suisse (formerly Credit Suisse First Boston) in 1999 after spending 9 years at Lehman Brothers. During his 13-year tenure at Credit Suisse, he was the head of Latin American Investment Banking, co-head of Global Emerging Markets and served on the firm’s Investment Banking Operating Board. Mr. Chomnalez also worked in private equity for Credit Suisse’s International Merchant Banking Fund. Prior to joining Lehman Brothers in 1991, he spent 4 years as a management consultant at Andersen Consulting (currently Accenture). Mr. Chomnalez holds a B.S. in Econometrics and an M.S. in Economics from the Université Paris II — Assas, and a M.B.A. from INSEAD. He was born on September 4, 1964.

Alejandro Macfarlane studied Economics and Management. Mr. Mcfarlane is President and CEO of DISVOL, parent company of EDELAP S.A. (Empresa Distribuidora Energía La Plata) and EDEA S.A. (Empresa Distribuidora de Energía Atlántica). He is also the president of both EDELAP S.A. and EDEA S.A. Previously, Mr. Macfarlane was President and CEO of Edenor S.A., President of EMDERSA and its subsidiaries (EDESA, EDESAL, EDELAR and ESED), and President of AESABA and its parent EDEN. He was born on August 16, 1965.

Baruki González is a lawyer with a degree from the Universidad de Buenos Aires. Mr. González joined the Board of Directors at Nortel Inversora S.A., Telecom Argentina S.A. and Personal in April 2016.  Mr. González is a founding member of the Argentine law firm Errecondo, González & Funes.  Between 1995 and 1996, he worked as an international associate at the United States law firm White & Case LLP.  He was born on July 29, 1967.

Saturnino Jorge Funes is a lawyer with a degree from Universidad del Salvador and a Master’s degree in business law from the Universidad Austral (with honors). He is a founding partner of the law firm Errecondo, González & Funes — Abogados. He worked at Shearman & Sterling LLP between 2000 and 2001 as an international associate. He is Professor of Corporate Law at the Universidad del Salvador law school in Buenos Aires, and a lecturer at the Masters in Finance program at the Universidad Torcuato Di Tella in Buenos Aires.  He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on August 6, 1968.

Bernardo Saravia Frías is a lawyer with a degree from the Universidad de Buenos Aires and a Master’s degree in business law from Universidad Austral and a Master in corporate finance from the University of Illinois. He was the general counsel of Bank of America Argentina until 2008. Since then, he has been a partner at “Saravia Frias Abogados Law Firm.” He is a professor at “Universidad Austral” and has published several books and articles in different law journals and newspapers as well during the last years. He was born on July 12, 1973.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Gabriel Hugo Fissore is a lawyer with a degree from the Universidad de Buenos Aires and completed post graduate studies at Harvard Law School with a Master of Laws. He also works in its own firm at Estudio Alegria, Buey Fernández, Fissore y Montemerlo. He is currently professor in the Universidad Argentina de la Empresa and in Universidad del Salvador. He was born on February 22, 1961.

Jose Luis Galimberti is a partner at the Buenos Aires office of Curtis, Mallet-Prevost, Colt & Mosle. He was formerly a partner of Brons & Salas. Mr. Galimberti is a professor at Austral University in the Corporate Law Postgraduate Program, and has been a professor at Palermo University and at the Universidad de Buenos Aires Law School. Mr. Galimberti got his law degree (abogado) from the National University of Rosario (1992), and has a Master in Business Law from the Austral University (1994), an LLM from the University of Chicago (2000) and a Master in Finance from the Cema University (2004). He was born on April 22, 1969.

Ignacio Villarroel is a lawyer with a degree from the Universidad Católica de Buenos Aires. Since 1990, he has been an associate attorney at López Saavedra, Armando, Esnaola & Vidal Raffo Abogados Law Firm. Between 2012 and 2014, he was Project Manager at the Ministry of Modernization of the Government of the City of Buenos Aires.  Mr. Villarroel also served as a legal adviser to the Port Authority of the City of Mar del Plata between 2009 and 2011 and as a legal advisor to the Secretary of Tourism of the Government of the Province of Buenos Aires between 2008 and 2009. Also, he worked for Clyde & Co International Law Firm, London, United Kingdom, Insurance and Reinsurance Department, Office for Latin America. He was born on March 9, 1974.

Senior Management

As of December 31, 2015, the Telecom Group’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of the Telecom Group’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Elisabetta Ripa	Chief Executive Officer (“CEO”)	March 2015
Anibal Gómez	Chief Operating Officer (“C.O.O.”)	February 2014
Adrián Calaza	Chief Financial Officer (“CFO”) and Director of Procurement	February 2014
Elisabetta Ripa (provisional)	Director of Human Capital	December, 2015
Alejandro D. Quiroga López (2)	Director of Legal and Public Affairs	June 2011
Diego Chahwan (provisional)	Chief Audit Executive	May 2015
Máximo D. Lema (3)	Director of Wholesale	June 2010
Paolo Perfetti (4)	Director of Technology	November 2012
Elisabetta Ripa (provisional)	Director of Communications and Media	December, 2015
Gerardo H. Maurer	Director of Corporate Security	November 2014

(1)    The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in the “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management are contractual in nature. Such contracts do not include a specified expiration date.

(2)    Since February 10, 2016, the Director of Legal and Regulatory Affairs changed its name to Director of Legal and Public Affairs.

(3)    Since January 2016, this position reports to the C.O.O..

(4)    Since April 1, 2016, this position is held by Mr. Fernando J. Torres Palmero as provisional Director.

Elisabetta Ripa holds a degree in Administration from the University of Roma “La Sapienza,” Italy and holds an Executive Master from the INSEAD, in Fontainebleau, France. She is CEO and chairman of the Operating Committee of the Telecom Group since March 4, 2015, and during 2013 she was CEO of Telecom Italia Sparkle S.p.A. From 2011 to 2013, she was a director in the Telecom Italia Business Unit of Mobile Services Consumption (TIM). From 2009 to 2011, she was Investor Relations Manager in different companies of the Telecom Italia Group (National Operations, TIM Brasil, TI Media). From 2007 to 2008, she was Executive Director of Marketing, Market and Partnership Development in Telecom Italia. From 2005 to 2006 she was Executive Director in Strategy Marketing and International Support in Telecom Italia Operations, Market Development. From 2003 to 2005, she was Executive Director of Mobile Business Development and CEO Staff in Telecom Italia Mobile. From 2000 to 2002 she was Director of Planification and Control in Telecom Italia Mobile, in

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

Alejandro D. Quiroga Lopez is a lawyer with a degree from the Universidad de Buenos Aires. He joined Telecom Argentina in June 2011 as General Counsel. From 2010 to 2011, he was an associate at Curutchet-Odriozola Law Firm. From 2001 and until February 2010 he was general counsel and Secretary of the Board of Directors of YPF S.A. He was a partner at the law firm Nicholson & Cano from 1986 to 1997, a foreign associate at Davis Polk & Wardwell in 2000, and Undersecretary of Banking and Insurance at the Ministry of Economy and Public Finance of Argentina from 1997 to 1999. He was professor of banking and commercial law at the University of CEMA. He was a member of the Executive Board of the Universidad de Buenos Aires - School of Law. He is also a graduate of the Wharton Advanced Management Program. He was born on June 9, 1962.

Diego Chahwan is an accountant with a degree from the Universidad de Belgrano. He was designated as a provisional Director of Internal Audit in May 2015, reporting to the Chairman of the Board of Directors and functionally to the Audit Committee. He began working at Telecom Group in August 2006. Previously, between June 2005 and June 2006, he worked as Internal Audit Manager of “Banco de Tucumán” and previously, he had worked as Audit Manager at PricewaterhouseCoopers, for more than twelve years. He was born on February 7, 1969.

Máximo D. Lema holds a Degree in Electrical Engineering from Universidad de Mar del Plata. Currently, he is Director of Wholesale at Telecom Argentina and Chairman of Telecom Argentina USA. He graduated from Purdue University (Indiana USA) with a Master of Science and Ph.D., both in electrical engineering. He also holds an MBA from UCEMA (Universidad Centro Estudios Macroecónomicos Argentina). He joined Telecom Argentina in 1998 as Wholesale Marketing Director. He previously worked at Telintar S.A. (International Business Director), Entel S.A. (International Director) and Purdue University (Image Processing Research). He was born on October 6, 1956.

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

Gerardo Maurer is an engineer graduated from the Universidad de Buenos Aires. He joined Telecom Argentina in August 2006 and since then he held various positions within Internal Audit and Corporate Security. In November 2014, he was appointed as Corporate Security Director. Previously, he worked at United Nations Conference on Trade and Development (UNCTAD) in Geneva, Venezuela and Central America. He returned to Argentina in 1996 and joined the Audit Unit at La Caja de Ahorro y Seguro S.A. He was born on May 11, 1959.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Fernando J. Torres Palmero holds a degree in Business Administration at National University of Córdoba; he also holds an Executive Training in Marketing at the Catholic University of Cordoba and a Postgraduate in Quality Engineering at National Technology University of Cordoba. He was appointed as Technology Director at Telecom Argentina in April 2016, depending on the CEO. Mr. Torres joined Telecom Argentina in November 1995. During these years he was Field Service Director, Customer Services Director, and he held different positions as a manager in Regional Operation, Call Center and Management Control areas. He was born on September 19, 1969.

Supervisory Committee

Argentine law requires that any corporation with share capital in excess of P$10,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing Telecom Argentina’s compliance with its bylaws and Argentine law and, without prejudice of the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized:

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

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2015:

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

Evelina Leoní Sarrailh is a lawyer with an extensive experience in the financial industry. She served as the Legal Director of the Group BBVA Banco Francés S.A. (1999-2010) and she had been the former Legal Director of the Group Deutsche Bank in Argentina. Evelina was the first woman President of the Bank’s Lawyers Committee of the República Argentina. She has been serving as chairman of the Supervisory Committee of Telecom Argentina S.A since the fiscal year 2013, since March 2016 in Sofora Telecomunicaciones S.A. She was born on September 1, 1952.

Gustavo Adrián Enrique Gené is a licensed public accountant and holds a degree in Administration and a Masters in Administration and Strategic Planning from the Universidad de Buenos Aires. He served as the Principal Accounting Officer of Edenor from 2006 to 2008. He previously served as Vice President of Strategic Planning from 1998 to 2002, and again from 2005 through May 2006. From 2002 to 2005, Mr. Gené was the Vice President of Planning and Control in the Regional Americas division of Electricité de France. He is a member of the Supervisory Committee of Telecom Argentina since April 2013. He was a member of the Supervisory Committee of Telecom Personal from April 15, 2015. Currently serves as Chief Financial Officer of Autopistas Urbanas S.A. He was born on December 23, 1955.

Gerardo Prieto is an accountant. He has been a member of the Supervisory Committee since 2004. He is also a member of the Supervisory Committees of Sofora, Nortel, Personal and Micro

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Sistemas. He is Chairman of Campofin S.A., Polifin S.A., Cabaña Doble G del Litoral S.A., Experta Aseguradora de Riesgos del Trabajo S.A., Experiencia ART S.A. and La Caja de Seguros de Retiro S.A. He is a director of Industrial and Commercial Bank of China (Argentina) S.A. He is also an alternate director of La Estrella S.A. Compañía de Seguros de Retiro. He was born on March 3, 1951.

Susana Margarita Chiaramoni is a lawyer with extensive experience in corporate and financial law and degree in Management and History of Arts. She was appointed to the Supervisory Committee of Telecom Argentina since the fiscal year 2013 and Nortel Inversora S.A. during the fiscal year 2013 and 2014. She was a professor in the Department of Cultural Policies of the University of Salvador. She was born on June 24, 1953.

Raúl Alberto Garré is a public accountant and a lawyer with a degree from the Universidad de Buenos Aires and holds a degree in Marketing, Organizational Management and Finances from the University of California, Berkeley Business School. He also holds a degree as a Certified Mediator from the Universidad Maimónides. He is currently the trustee of Telecom Argentina S.A., Gas Natural Ban S.A., ARSAT S.A. and the Dirección General de Fabricaciones Militares. He was the Director General of the Dirección General de Rentas de la Municipalidad de la Ciudad de Buenos Aires, the President of the Confederación Organismos Tributarios de Estados Americanos (COTEA) and the Vicepresident of C.E.A.M.S.E. (Coordinación Ecológica Área Metropolitana Sociedad del Estado). He was also Internal Auditor of the Department of Internal Affairs, Delegate to the Convención Constituyente of Buenos Aires City and member of the Consejo Directivo del Colegio Público de Abogados de la Ciudad de Buenos Aires. He was Cabinet Chief of the Department of Defense and the Department of Security and the Executive Secretary of the Consejo de Seguridad Interior. He was born on May 9, 1951.

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

Alberto Gustavo González is currently President of Integral Management of Medical Center, Partner at G & P Management Consultants, Director of South American Services - Uruguay and Director South American Services - Argentina. He has also served as Controller of Electricité de France, Deputy Manager of Strategic Planning in Edenor and Planning Manager at Laboratorios Bago S.A. He was born on May 12, 1962.

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

Guillermo Feldberg is a public accountant. He has been an alternate member of the Supervisory Committee since 2004. He is also an alternate member of the Supervisory Committees of Nortel and Sofora. He is Chairman of Agropecuaria La Victoria S.A., Caroline Establecimientos Agropecuarios S.A., Ineba S.A., Izzalini Trade S.A., GWF. S.A., Majuida S.A. and Viosan S.A. He is Vice Chairman of Doble G del Litoral S.A. and Fundación Ineba (Instituto de Neurociencias Buenos Aires). He was born on February 20, 1951.

Silvia Alejandra Rodríguez is a lawyer. She is a member of the Supervisory Committee of Agua y Saneamientos Argentinos S.A. (AySA), Nucleoeléctrica Argentina S.A. and Parque Eólico Arauco S.A. She is alternate member of the Supervisory Committee of Ferrosur Roca S.A., Ferroexpreso Pampeano S.A., Pampa Energía S.A. Intercargo S.A. and Empresa Argentina de Navegacion Aerea S.E. (EANA). She was born on December 15, 1972.

In connection with the sale of the 51% equity interest in Sofora by Telecom Italia Group to Fintech Telecom LLC., on March 8, 2016 Telecom Argentina received resignation letters from the Supervisory Committee members Evelina L. Sarrailh, Gustavo A. E. Gené and Susana M. Chiaramoni as well as by the Alternate members of the Supervisory Committee Gonzalo F. Oliva Beltran, Alberto G. González and Jacqueline Berzón. In all cases resignations were submitted to be effective on the date of the Shareholders’ Meeting that would consider said resignations which was summoned for April 8, 2016.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The Ordinary and Extraordinary Shareholders’ meeting held on April 8, 2016 approved the performance of duties from April 29, 2015 until March 8, 2016 of the members and alternate members of the Supervisory Committee who resigned due to the change of Telecom Argentina’s indirect controlling shareholder.

The Meeting also approved the grant of indemnity to the members and alternate members of the Supervisory Committee who resigned to their positions due to the change of Telecom Argentina’s indirect controlling shareholder, and to the former members of the Supervisory Committee of Telecom Argentina nominated or appointed, directly or indirectly, by the former controlling shareholder in connection with their acts and omissions that occurred before or on April 8, 2016 to the extent and as far as it is allowed by law and by Telecom Argentina’s bylaws, and for a period of 6 years counted from the above mentioned date.

The Meeting also approved the appointment of members of the Supervisory Committee to cover the vacancies generated by the resignation of the members of the Supervisory Committee that were designated by the former controlling shareholder of Telecom Argentina and with a mandate until the Annual Shareholders’ Meeting to be held on April 29, 2016.

The following table lists the members and alternate members of the Supervisory Committee as of the date of this Annual Report:

Name	Position	Profession
Pablo Buey Fernández	Member of the Supervisory Committee	Lawyer
Ernesto Juan Cassani	Member of the Supervisory Committee	Accountant
Gerardo Prieto	Member of the Supervisory Committee	Accountant
Diego Emilio Rangugni	Member of the Supervisory Committee	Lawyer
Raúl Alberto Garré	Member of the Supervisory Committee	Accountant and Lawyer
Javier Alegría	Alternate Member of the Supervisory Committee	Lawyer
Pablo Cinque	Alternate Member of the Supervisory Committee	Lawyer
Juan Facundo Genis	Alternate Member of the Supervisory Committee	Lawyer
Guillermo Feldberg	Alternate Member of the Supervisory Committee	Accountant
Silvia A. Rodríguez	Alternate Member of the Supervisory Committee	Lawyer

Pablo Andrés Buey Fernández is a lawyer with a degree from the Universidad de Buenos Aires and a Master of Laws from Harvard University Law School. He is a member of the Supervisory Committee of Nortel Inversora S.A. and Telecom Personal S.A. He is Managing Partner at Estudio Alegria, Buey Fernandez, Fissore & Montemerlo. He acted as an associate foreign lawyer with the firm Finley, Kumble, Wagner, Heine, Underberg, Manley & Casey in 1985. He has actively participated in a number of foreign transactions, including, among others, private placements of convertible notes, initial public offerings (Royce Laboratories Inc.), foreign investments in the United States, project finance transactions and corporate counseling. He is a member of the following professional associations: Associate Member of the International Bar Association (Banking and Insolvency Committees); International Associate Member of the American Bar Association (Banking and Business Committees); International Associate Member of the American Society of International Law; Member of the Instituto Argentino de Derecho Comercial; Member of the Instituto de Derecho Comercial of Universidad del Salvador Law School; and Member of the Comité de Abogados de Bancos de la República Argentina. He was a professor of Comparative Law in the Master’s program in Financial and Capital Markets at the Escuela Superior de Economía y Administración de Empresas; a professor of post-graduate courses and seminars at the Universidad de Buenos Aires Law School, at the Universidad de Buenos Aires Economic Sciences School and at the Universidad del Salvador Law School. He was born on August 8, 1957.

Ernesto Juan Cassani is a certified public accountant from the University of Belgrano (1976). He is an alternate member of the Supervisory Committee of Telecom Personal S.A. He was a partner (1991) of the Financial Services sector of the Assurance division of Pistrelli, Henry Martin & Asociados SRL, a member firm of Ernst & Young Global until 2013. He is member of the Supervisory Committe of Banco de Valores SA and alternate member of the Supervisory Committee of Molinos Río de la Plata SA. He is also a member of the Supervisory Committees of different companies of the Perez Companc Group and provides consulting services in the Banco de la Pampa. He was assistant professor of Audit in the School of Economic Sciences of University of Lomas de Zamora; teaching assistant of the Audit course at the School of Economics of the University of Buenos Aires and associate professor of the Financial Statements course at the School of Economic Sciences, Universidad Católica Argentina

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

and Associate professor of the Accounting III course at the School of Economic Sciences, Universidad del Salvador. He was born on December 16, 1952.

Diego Emilio Rangugni is a lawyer with a degree from the University of Salvador, USAL. He owns his own law firm. He is a member of the Supervisory Committee of Nortel Inversora S.A. He has worked at the Superintendencia de Seguros de la Nación (SSN) since 1992 and was the Manager of Legal Affairs between 2010 and 2012. Between 2012 and 2015, he worked as a legal advisor at the Municipality of San Antonio de Areco. He also worked at the Dirección Nacional de los Registros Seccionales de la Propiedad del Automotor y de Créditos Prendarios between 1987 and 1994. He was born on July 10, 1965.

Javier Alegria is a lawyer who holds a degree from the Universidad Católica Argentina.  He is an alternate member of the Supervisory Committee of Nortel Inversora S.A. and Telecom Personal S.A. He is also a partner at the law firm Estudio Alegria, Buey Fernández, Fissore & Montemerlo. He received a Master of Law from Northwestern University and a certificate in Business Administration from the Kellogg School of Management at Northwestern University. He is a professor at the Universidad de Buenos Aires Law School and a member of the Buenos Aires Bar Association. He was born in August 7, 1974.

Pablo Cinque is a lawyer who holds a degree from the Universidad Católica Argentina. He is an alterante member of the Supervisory Committee of Sofora Telecomunicaciones S.A. He is an associate at the law firm Errecondo, González & Funes — Abogados. He serves as a member of the board of directors and member of the supervisory committee of several Argentine companies, mainly in the sectors of energy and gas distribution. Mr. Cinque is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on April 29, 1984.

Juan Facundo Genis is a lawyer with a degree from the Universidad del Salvador.  He specializes in business and labor law. He is an alternate member of the Supervisory Committee of Nortel Inversora S.A. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on September 18, 1967.

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

The aggregate compensation paid by Telecom Argentina and its subsidiaries to the members of Telecom Argentina’s Board of Directors and the members of Telecom Argentina’s Supervisory Committee, acting since April 29, 2015, and the executive officers described under “Senior Management” above, was approximately P$84.9 million for the year ended December 31, 2015.

Accrued compensation as of December 31, 2015 for the members of the Board of Directors and the members of the Supervisory Committee in connection with their duties performed since April 29, 2015 was approximately P$24.4 million and approximately P$5.6 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ meeting which will be held on April 29, 2016.

As of December 31, 2015 compensation paid as advance payments to the members of the Board of Directors and members of the Supervisory Committee acting as from April 29, 2015 was P$6.8 million and P$2.4 million, respectively. Those advance payments were authorized by April 29, 2015 Shareholders’ Meeting and will be deducted from the final compensation determined by this year’s Annual Shareholders’ Meeting, based on the amount proposed by Telecom Argentina’s Board of Directors to shareholders, with the prior opinion of the Audit Committee.

Compensation for the executive officers described under “Senior Management” above, amounted to approximately P$105.6 million during the year ended December 31, 2015 (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments and non-compete agreements), of which P$30.0 million remained unpaid as of December 31, 2015.

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

Also, Telecom Argentina implemented a Long-Term Incentive Program (“LTI”), with the purpose of providing Senior Management members with incentives to create value in the medium/long term, involve such members in the Group’s success and as an element for retaining key personnel at the organization. For the fiscal year 2014 results, bonuses were paid to the LTI program participants in May 2015. LTI program bonuses for fiscal year 2015 results are expected to be paid in May 2016.

During the year ended December 31, 2015, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

Law No. 26,831 (previously, the Transparency Decree) vests in members of the Board of Directors:

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

Pursuant to the Regulation of Authority and Operation of the Steering Committee, a quorum shall consist of the majority of members of the Steering Committee including those who attend by teleconference or video teleconference. All members shall adopt decisions unanimously. In the event no resolution is adopted on any of the issues submitted for consideration of the Steering Committee, the matter shall be referred to the Board of Directors.

As of the date of this Annual Report, the members of the Steering Committee are: Gerardo Werthein, Adrián Werthein, Mariano M. Ibáñez and Carlos A. Harrison.

Telecom Argentina’s bylaws grant the Board of Directors the power to appoint an Executive Committee formed by some of its members, to be in charge of Telecom Argentina’s day-to-day affairs, under the supervision of the Board of Directors. The Board of Directors decided not to appoint an Executive Committee.

Regulatory Compliance Committee

According to the New Shareholders’ Agreement and to the TI-W Commitment (See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—“Telco” and “TI-W” Commitments” and —“Shareholders’ Agreement”), in October 2010, a Regulatory Compliance Committee was created consisting of three members or alternate members of the Board of Directors of Telecom Argentina and Personal not taking into account those members appointed at the request of Telecom Italia and those members appointed jointly by Telecom Italia and W de Argentina, if any. It should be noted that the directors of Telecom Argentina appointed at the request of Telecom Italia or those appointed jointly by W de Argentina and Telecom Italia were not allowed to vote in the appointment of the Regulatory Compliance Committee members.

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

The Regulatory Compliance Committee is in full operation as of the date of this Annual Report. However, Telecom Argentina and Personal have presented notes to the CNDC requiring the extinguishment of Telco and TI-W Commitments. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—“Telco” and “TI-W” Commitments.”

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

According to Law No. 26,831 the duties of the Audit Committee are:

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

On April 16, 2015, the Board of Directors accepted Mr. Enrique Garrido’s resignation as Chairman and member of the Board of Directors of Telecom Argentina, and appointed Mr. Oscar Carlos Cristianci to replace him. The Board of Directors also appointed Mr. Cristianci as member of the Audit Committee to replace Mr. Garrido.

At its meeting on April 29, 2015, the Board of Directors reelected Mr. Oscar Cristianci, Mr. Esteban Gabriel Macek and Mr. Federico H. Gosman as members of the Audit Committee for fiscal

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

year 2015. The Board furthermore determined that Mr. Macek qualifies as an audit committee financial expert under SEC guidelines.

On December 9, 2015, the Board of Directors accepted Mr. Horacio Gosman resignation as director of Telecom Argentina, and appointed Mr. Enrique Llerena to replace him as member of the Audit Committee.

Moreover, on March 8, 2016 Telecom Argentina’s Board of Directors accepted the resignation of Mr. Oscar Carlos Cristianci and Mr. Enrique Llerena as members of the Board of Directors and as members of Telecom’s Audit Committee. On that same date the Board of Directors appointed Mr. Martín Hector D’Ambrosio and Mr. Alejandro Macfarlane to replace them as members of Telecom’s Audit Committee until the date of the Annual Shareholders’ Meeting that will consider Telecom Argentina’s 2015 Financial Statements. Under SEC and New York Stock Exchange regulations, Mr. Martín Héctor D’Ambrosio qualifies as independent director and Mr. Alejandro Macfarlane relies on Rule 10A-3(b)(1)(iv)(B) exemption, otherwise meeting the independence requirements of Rule 10A-3(b)(1)(ii). Under CNV regulations, only Mr. D’Ambrosio qualifies as independent director.

The Board of Directors’ meeting appointing the Audit Committee members for year 2016 has not yet been held, therefore as of the date of this Annual Report current members of Telecom Argentina’s Audit Committee are still: Esteban Gabriel Macek, Martín Hector D’Ambrosio and Alejandro Macfarlane.

Pursuant to the Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2015, a budget of P$2,100,000 was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ meeting approving Audit Committee expenditures for year 2016 has not yet been held.

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

The duties of the Risk Committee include reviewing and implementing policies, mechanisms and procedures to identify measure and mitigate risks for Telecom Argentina and its subsidiaries, and also recommend any steps or adjustments it deems necessary to reduce the risk profile of the organization, based on the “Organizational Procedure for Enterprise Risk Management.”

The Company follows the guidelines provided under the Enterprise Risk Management — Integrated Framework 2004 issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013, in order to carry on its Enterprise Risk Management process. Financial reporting risks are reviewed as certified under section 404 of the Sarbanes Oxley Act.

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

Employees and Labor Relations

On December 31, 2015, the total number of employees of the Telecom Group was 16,224. Out of the total, 10,903 correspond to Telecom Argentina S.A., 4,908 to Telecom Personal S.A.; 408 to Núcleo S.A. and 5 to Personal Envíos (with no temporary employees). Out of these employees, 80% are included in Collective Labor Agreements, and therefore represented by unions. The management and senior positions are covered by non-unionized employees. In Núcleo S.A. and Personal Envíos, employees are non-unionized employees.

In Telecom Argentina and Telecom Personal there are 9,998 and 2,975 unionized employees, respectively. As to the distribution of representation by trade union, in the base, the first degree union with the highest number of employees is “FOETRA Sindicato Buenos Aires”, associated with “FATEL” Federation together with other five first-degree unions, bringing together approximately 56% of Telecom and Personal’ employees; “FOEESITRA” Federation brings together approximately 26% of Telecom and Personal’ employees and trade unions of specialized technical and supervision staff (“FOPSTTA”), of managerial staff (“UPJET”) and CEPETEL represent approximately 17% of Telecom and Personal’ employees.

In Telecom Personal, compared with the staffing at December 31, 2014, there has been a 5.9% increase of the population represented by unions caused by the enforcement of the new collective labor agreements of the mobile telephony activity approved by the Ministry of Labor and Social Security officially effectively in force as of July 2015. These are the unionized employees unionized of F.A.TEL. (CCT No. 614/15), F.O.E.E.S.I.T.R.A., (CCT No. 712/15), F.O.P.S.T.T.A. (CCT No. 615/15) and U.P.J.E.T (CCT No. 714/15). The employees who were in the Commercial Collective Labor Agreement of (“FAECYS”), became represented by FATEL and FOEESITRA according to territorial region. In addition to this change in labor agreement, a number of employees (157 employees in commercial areas) and UPJET (61 employees in technical areas) had to be included in managerial telephony agreements of FOPSTTA. These supervisory and managerial employees, previously non-unionized employees, increased the unionized employees.

In Telecom, professional employees are represented by “CePETel” which has 300 workers associated. This trade union, although recognized as legitimate by mobile telephony activity companies, does not have effective representation in the sector and, therefore, in Telecom Personal.

In terms of annual wage negotiation, Telecom Argentina has been developing this negotiation for five years with the Mesa de Unidad Sindical (Trade Union Unity Board) (“M.U.S.”) which brings together F.A.TEL., F.O.E.E.S.I.T.R.A., F.O.P.S.T.T.A. and U.P.J.E.T. A non-cumulative 20% staggered wage increase was agreed as of July 2015, and another 7.8% increase was agreed as of January 2016. In addition, in the same month, the ‘Day of the Telephone Worker’ was established; a concept which involves a payment representing 1.3% of the unionized employees. Also, it was agreed to allocate one point of percentage of the June 2015 total payroll to increase the value of the item “seniority” of the salary.

Additionally, it was agreed to allocate, as of March 2016, 1.7% of the June 2015 total payroll, as a one-time payment, which came as a 50% advance payment in August 2015 and another 50% by November 2015.

A wage agreement was signed with “CePETel”, in the same terms as that subscribed with M.U.S.

With new Collective Bargaining Labor Agreements in force, Personal had to negotiate with M.U.S. a non-cumulative 27% staggered wage increase (17% in July 2015 and 10% non-cumulative in November 2015), plus two one-time payments of P$1,836 each, paid in July 2015 and September 2015. On the other hand, the annual payment corresponding to the Day of the Telephone Worker (1.3%) of the unionized employees. was agreed in January 2016; this consideration is to be adjusted in a similar proportion to the evolution of the wage scales according to future bargaining negotiations. At the same time, for April 2016, the allocation of 4% of the total payroll to a new heading was set forth, which will not be part of the basis of calculation of future wage negotiations.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

See “Item 8—Financial Information—Legal Proceedings—Labor Claims” for more detail on labor claims filed against Telecom Argentina and Personal.

Employees by Segment

The table below shows the number of employees as of December 31, 2015, 2014 and 2013 by segment (1):

	December 31, 2015	December 31, 2014	December 31, 2013
Fixed Services	10,903	11,056	11,002
Personal Mobile Services	4,908	4,958	5,155
Núcleo Mobile Services (2)	413	402	424
Total	16,224	16,416	16,581

(1)         Includes temporary employees, if any.

(2)         Includes Envíos employees.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

No member of the Board of Directors and no member of the Supervisory Committee directly holds obligations or capital stock of Telecom Argentina. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders of Nortel” for additional information regarding indirect holdings in Telecom Argentina of certain members of its Board of Directors.

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

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which has been lifted. Therefore, the General Ordinary and Extraordinary and Special Class C Shares Meetings held on December 15, 2011, approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 4,593,274 Class C ordinary shares into an equal quantity of Class B ordinary shares in one or more tranches. As a result, 4,351,393 Class C Shares have been converted to Class B Shares in nine tranches. As of the date of this Annual Report, the outstanding number of Class C Shares is 241,881.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel. As of December 31, 2015, Nortel owned all of Telecom Argentina’s Class A Ordinary Shares (51% of Telecom Argentina’s total capital stock) and approximately 7.64% of the Class B Ordinary Shares (3.74% of Telecom Argentina’s total capital stock) which, in the aggregate, represented approximately 54.74% of the total capital stock or 55.6% of the total outstanding shares considering the 15,221,373 Class B Ordinary Shares which were repurchased and are held in treasury. Telecom Argentina is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of Telecom Argentina’s capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “—Shareholders of Nortel” below.

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

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

Shareholders of Nortel

As of December 31, 2015, Nortel’s capital stock was represented by ordinary shares (78.38% of the capital stock) and Preferred Series B shares (21.62% of the capital stock). All of Nortel’s ordinary shares are owned by Sofora. Nortel’s total Series B Preferred Shares have no voting rights.

In 2003, W de Argentina Inversiones S.A., Telecom Italia S.p.A. and Telecom Italia International N.V. signed a shareholders’ agreement for the joint management of Sofora, Nortel, Telecom Argentina and its subsidiaries, including Personal, which was amended in August 2010, October 2010, March 2011, November 2013 and October 2014. See “—Shareholders’ Agreement” below.

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (collectively, the “Sellers”) and Tierra Argentea S.A. (“Tierra Argentea”, a company controlled by the Sellers) accepted the offer made by Fintech to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Sellers through their subsidiaries Sofora, Nortel, and Tierra Argentea pursuant to the terms of a purchase agreement by and among, Fintech, Tierra Argentea and the Sellers, subject to prior Argentine regulatory approvals which were to be obtained within one year. The total aggregate consideration and payments to be received by the Sellers under the purchase agreement and other agreements from Fintech and other persons was approximately US$960.0 million.  On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer made by Fintech to amend and restate the purchase agreement announced on November 14, 2013. The amended and restated purchase agreement maintained the total aggregate consideration and payments to be received by Sellers from Fintech and other persons pursuant to the purchase agreement and other agreements executed in connection therewith at approximately US$960.0 million and extended the maximum date for obtaining regulatory approvals to 2.5 years from the date of the amendment. Under the amended and restated purchase agreement, the transfer of a 51% controlling interest in Sofora was subject to the approval of the telecommunications regulatory body (formerly, SC, subsequently AFTIC and currently its successor, ENACOM) and a 17% minority interest in Sofora would be sold to Fintech during October 2014.

Of the total aggregate amount to be received by the Sellers, an aggregate amount of US$ 867.9 million would be paid by Fintech as consideration for the sale of:

•      68% of the ordinary shares of Sofora held by the Sellers, divided between 17% of the ordinary shares of Sofora (US$208.6 million) and 51% of the ordinary shares in Sofora (US$550.6 million);

•      15,533,834 Class B Shares of Telecom Argentina held by Tierra Argentea, representing 1.58% of the outstanding shares, (US$61.2 million); and

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

•                  2,351,752 American Depositary Shares, representing 117,588 Preferred B Shares of Nortel held by Tierra Argentea, equal to 8% of the outstanding Preferred B Shares of Nortel (US$47.5 million).

The remaining amount would be paid pursuant to additional agreements related to the transaction, including the waiver by the Sellers of certain rights under, as well as amendments to, the Shareholders’ Agreement relating to Telecom Argentina with the Werthein Group, which will retain 32% of the voting shares of Sofora; an agreement granting the right to continue providing the Telecom Argentina companies technical support and other services for up to three years following the closing date; and the commitment of Fintech to pay amounts already reserved for the payment of dividends by Telecom Argentina (“Reserved Dividends”), if such dividends were not paid outside Argentina to its shareholders prior to the closing of the purchase and sale of Sofora shares.

In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the American Depositary Shares representing Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for an aggregate amount of US$108.7 million and on October 29, 2014 Telecom Italia International N.V. transferred 17% of the capital stock of Sofora to Fintech.

On October 16, 2015 AFTIC’s Resolution No. 491/15 was published in the Official Bulletin denying the requested authorization for the transfer to Fintech of the controlling interest that the Telecom Italia Group held in Sofora Telecomunicaciones S.A. Fintech, the Telecom Italia Group, W de Argentina Inversiones SA, Telecom Argentina and Telecom Personal filed a recourse of reconsideration against such Resolution requesting AFTIC to revoke such Resolution and grant the authorization for the transfer .

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially granted the above mentioned requests revoking the denial in AFTIC Resolution No. 491/15 and deciding to continue the analysis of the transfer of Telecom Italia’s interest in Sofora to Fintech.

On February 24, 2016, Telecom Argentina was notified of Fintech´s intention to launch a Mandatory Tender Offer (the ‘OPA’) resulting from a change of control event for all Class B common shares of Telecom Argentina which are traded on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A., promoted and formulated by Fintech Telecom LLC.  Additional information regarding the OPA is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “EDGAR” section (Telecom Argentina) of the SEC in www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such websites should not be considered a part of this Annual Report.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized the transfer of Sofora’s majority shareholder stake to Fintech Telecom LLC and on March 8, 2016, the transfer transaction of Telecom Italia Group’s 51% stake in Sofora to Fintech was completed. As a result, the Telecom Italia Group was replaced by Fintech Telecom LLC as indirect controlling shareholder of Telecom Argentina.

As of the date of issuance of this Annual Report, Sofora’s shares belong to Fintech Telecom LLC (68%) and to W de Argentina Inversiones S.A. (32%). Additionally, Fintech has 18,086,059 Class B shares that represent 1.837% of Telecom Argentina’s total capital stock.

More information about the agreement between the Telecom Italia Group and Fintech is available in the “Relevant Facts” Section of the CNV at www.cnv.gob.ar, and in the “Company filings search” Section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov. Unless specifically incorporated by reference herein, the information contained or accessible through such websites should not be considered a part of this Annual Report.

Fintech Telecom LLC

Mr. David Martínez (a member of Telecom Argentina’s Board of Directors) is chairman of the board of directors and sole shareholder of Fintech Advisory Inc., a Delaware corporation. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets. Fintech Telecom LLC, a Delaware limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina.

W de Argentina — Inversiones S.A.

W de Argentina — Inversiones, a company of the Werthein Group, is a company owned by Daniel Werthein, Adrián Werthein, Gerardo Werthein (a member of Telecom Argentina’s Board of Directors)

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

and Darío Werthein. The Werthein Group’s main lines of business include farming and oil operations, insurance and real estate activities, as described below:

• Farming and Oil Operations. Gregorio, Numo y Noel Werthein S.A.A.G.C. e I. (“GNNW”) is the name of the company that handles the businesses of the Werthein Group, mainly related to agribusiness activities and food products. The company owns more than 217,141 acres in the primary farming areas of Argentina, harvesting more than 12,633 tons of different crops and with more than 19,078 heads of cattle dedicated to meat production. It is also involved in the manufacturing of processed fruits as well as teas and other infusions. Most of its products are aimed at the international markets with important exports worldwide. GNNW is also carrying out, through joint ventures, studies, exploration and exploitation of hydrocarbon in Province of La Pampa, Argentina.

• Insurance Activities. The Werthein Group has a 100% interest in Experta Aseguradora de Riesgos del Trabajo S.A., Experiencia ART S.A., a leading work risk insurance companies in Argentina, and La Caja de Seguros de Retiro S.A., a retirement insurance company in Argentina. Additionally, together with certain third party individuals, the Werthein Group attained control of La Estrella S.A. Compañía de Seguros de Retiro, a leading retirement insurance company in Argentina.

• Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real estate-related activities through its interests in other companies.

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of March 31, 2016, based upon information available to us, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares. However, current holdings may be different.

	Number of Shares	Percent of	Percent of Total Capital
	Owned	Class	Stock (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.00%	51.00%
Class B Ordinary Shares (listed in NYSE and BCBA):
ANSES — FGS	246,018,839	51.03%	24.99%
Nortel	36,832,408	7.64%	3.74%
Treasury Shares	15,221,373	3.16%	1.55%
Others (2)	184,032,178	38.17%	18.69%
Class C Ordinary Shares:
Others	241,881	100.00%	0.03%

(1)         Represents percentage of total of all our ordinary shares, regardless of class.

(2)         Includes 18,086,059 Class B shares owned by Fintech Telecom LLC representing 3.751% of total Class B shares and 1.837% of Telecom Argentina’s total capital stock.

As of March 31, 2016, there were approximately 29.0 million American Depositary Shares outstanding (representing 144.8 million Class B Shares or 33.66% of total Class B Shares, excluding those held by Nortel and Treasury Shares). Moreover, as of that date, there were approximately 86 registered holders of Class B Shares represented by American Depositary Shares in the United States and approximately 19,700 depositaries of Class B Shares in Argentina. Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Nevertheless, pursuant to Section 221 of the GCL, the rights of treasury shares shall be suspended (including voting rights) until the shareholders in a Shareholders’ Meeting determine the allocation of such shares.

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

(Benetton) left the consortium and its participation was assumed by the remaining shareholders of Telco S.p.A. on a pro rata basis. As of December 31, 2014, Telco held 22.3% of Telecom Italia S.p.A.’s voting shares, according to its Financial Statements.

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

• Amend the 2003 Shareholders’ Agreement. The amendment includes, among other things, certain measures to guarantee a more efficient corporate governance of the Telecom Argentina Group companies. As part of the agreement, a Telecom Argentina and Personal’s Regulatory Compliance Committee was created and will remain in place for as long as Telefónica, S.A. (of Spain) owns any subsidiaries in Argentina and concurrently maintains any direct or indirect participation in the Telecom Italia Group and maintains corporate rights similar to those provided by the Telco Transaction.

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

On July 9, 2014 Telco S.p.A. issued a press release, informing that the General Extraordinary Shareholders’ Meeting held on such date “approved the proposed partial demerger of Telco S.p.A, as already approved by the Board of Directors and disclosed on June 26, 2014, the completion of which is subject to the requisite clearances from CADE (Brazilian Antitrust Authority), Anatel (Brazilian Regulatory Authority), CNDC and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS.”

Following the above information, Telefónica, S.A. (of Spain) reported that, having obtained the approval of CADE (the Brazilian antitrust authority), ANATEL (Brazilian regulatory authority); CNDC (Argentinean antitrust authority) and Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority), the demerger of Telco S.p.A. was formalized and its shareholders assumed, through its subsidiaries, the direct stakes in Telecom Italia S.p.A. The Telco S.p.A. Shareholders’ Agreement also was terminated.

On June 24, 2015 Telefónica, S.A. (of Spain) informed to the CNV and the BCBA the “divestment of its entire stake in Telecom Italia S.p.A.”

According to the provisions of Clause 9.2 from the Telco Commitment and to Clause 3 of the TI-W Commitment, the mentioned Telefónica, S.A. (of Spain) divestment and the end of the validity of the Telco S.p.A Shareholders’ Agreement also represent the end of the validity of the Commitments.

For that reason, on July 6, 2015, Telecom Italia S.p.A. submitted a note to the CNDC informing that the end of the validity of the Commitments had been reached, pursuant to Clause 9.2 of the Telco Commitment and Clause 3 of the TI-W Commitment.

On July 7, 2015, Telecom Argentina and Personal submitted a note to the CNDC adhering to the presentation made by Telecom Italia S.p.A. and requiring that the extinction of the validity of the Commitments be declared for the same reasons exposed by Telecom Italia S.p.A on its note. On

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

February 18, 2016 Telecom Argentina and Telecom Personal submitted a new note to the CNDC repeating their request.

Due to the change in the indirect controlling shareholder of Telecom Argentina resulting from the March 8, 2016 sale of the Telecom Italia Group’s majority stake in Sofora to Fintech, on April 15, 2016, Telecom Argentina and Telecom Personal notified the CNDC that the Telco and TI-W Commitments had become moot.

Shareholders’ Agreement

On August 5, 2010, Telecom Italia S.p.A. and Telecom Italia International N.V. (jointly, the “Telecom Italia Group”) and W de Argentina Inversiones S.A. (“W de Argentina” and jointly with the Telecom Italia Group, the “Parties”) entered into the 2010 Amended and Restated Shareholders’ Agreement, that amended the provisions and terms of the 2003 Amended and Restated Shareholders’ Agreement (the “2003 Shareholders’ Agreement”), as amended on: (i) October 13, 2010 — as a consequence of the TI-W Commitment — (ii) March 9, 2011, (iii) November 13, 2013 and (iv) October 24, 2014 (the “Amended and Restated Third Amendment”). The 2010 Shareholders’ Agreement as amended and restated by the modifications listed above is hereinafter referred to as the “New Shareholders’ Agreement”.

As a result of the acquisition of the 17% of Sofora’s shares held by the Telecom Italia Group which was concluded on October 29, 2014, Fintech Telecom LLC (“Fintech”) adhered as a party to the New Shareholder’s Agreement by means of execution of a deed of adherence (the “Deed of Adherence”). On March 8, 2016, following the acquisition of the remaining 51% of Sofora´s shares from the Telecom Italia Group, and as per the terms and conditions of the Amended and Restated Third Amendment and the Deed of Adherence, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders´ Agreement.

Below is a brief summary of the main terms and conditions of the New Shareholders’ Agreement and the principal amendments to the 2003 Shareholders’ Agreement:

With respect to Sofora:

•                  Fintech shall have the right to appoint five Board members out of nine and W de Argentina shall have the right to appoint the remaining four Board members. Decisions will be made by the majority of directors present at each meeting.

•                  W de Argentina shall have the right to nominate the Chairman of the Supervisory Committee.

With respect to Nortel:

•                  Fintech shall have the right to appoint four out of seven Board members and W de Argentina shall have the right to appoint two Board members.  The seventh board member of Nortel is nominated jointly by Fintech and W de Argentina, provided that if there is no agreement on the jointly appointed board member then the board member is nominated by Sofora, which is controlled by Fintech.  As a result Fintech has nominated five of the seven board members of Nortel.  In case the Preferred Series B Shares issued by Nortel have voting rights, the seventh director will be nominated by the Preferred Series B Shareholders of Nortel, as long as they have such rights in accordance with the terms and conditions of issuance of the preferred shares (Since June 2012 there are no outstanding Preferred Series A shares). Since 2007 Preferred Series B Shares have no voting rights. Decisions will be made by the majority of directors present at each meeting. In case of a tie, the chairman shall cast the deciding vote.

•                  W de Argentina shall be entitled to nominate the Chairman of the Audit Committee of Nortel.

With respect to Telecom Argentina:

•                  As a general rule, Nortel shall have the right to nominate six directors and the minority shareholders shall have the right to nominate one director. Four of the above-mentioned six Board members to be nominated by Nortel shall be nominated by Fintech and the remaining two shall be nominated by W de Argentina. In the event that other shareholders of Telecom Argentina have the right to appoint more than one director, the composition of the Board of Directors of Telecom Argentina shall be modified so that Fintech shall nominate the majority of

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

The New Shareholders’ Agreement also provides for the establishment of a Steering Committee for Telecom Argentina, which shall be composed of two members appointed by Fintech and two members appointed by W de Argentina. The Steering Committee shall be in charge of resolving matters concerning Telecom Argentina’s business plan, annual budget and general employee compensation policy for Telecom Argentina and Personal, among others. The Steering Committee shall meet with the majority of its members and resolve any matter with the unanimous vote of the members attending the meeting according to the Rules of the Steering Committee approved by the Board of Directors of Telecom Argentina in its meeting No. 265 held on October 26, 2010. In case the Steering Committee is unable to resolve upon any matter, the Board of Directors shall resolve such matter.

The New Shareholders’ Agreement still provides for meetings between Fintech and W de Argentina (set forth in Section 4 of the New Shareholders’ Agreement) before Shareholders’ or Board of Directors’ meetings of Sofora, Nortel, Telecom Argentina or its subsidiaries regarding matters that must be treated at shareholders’ meetings or those related to preferred Shareholders of Nortel, but it excludes resolutions to be adopted by certain non-executive committees, such as the Audit Committee and the Supervisory Committee which will follow the rules of their respective committees.

Similar to the 2003 Shareholders’ Agreement, two members of Fintech and one member of W de Argentina shall attend the meetings and the decisions will be taken through the affirmative vote of the majority of its members.

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

•      any extraordinary transaction involving the Telecom Argentina Group, exceeding the amount of US$30,000,000, except for any operation connected with the debt restructuring of the Telecom Argentina Group; and

•      any change to the rules of the Steering Committee or the Audit Committee; and the creation, changes or dissolution of any committee of the Telecom Argentina Group with similar functions.

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

Transactions with related parties of Sofora (including Telecom Italia, W de Argentina — Inversiones and/or their respective affiliates) and other related parties resulted in expenses or purchases of approximately P$581 million for the year ended December 31, 2015. Of that amount, P$455 million were incurred with Telecom Italia and its affiliates for telecommunications services received by Telecom, including international capacity hiring, purchases of equipment and materials; P$106 million were incurred with W de Argentina Inversiones’ for insurance, advertising, labor costs; and P$20 million were incurred with other parties.

Transactions with related parties of Sofora and other related parties resulted in income for services rendered by us of approximately P$568 million for the year ended December 31, 2015, corresponding to telecommunication services rendered to Telecom Italia and its affiliates of approximately P$564 million and services rendered to other related parties of approximately P$4 million.

In addition, P$1 million of other income (rental services) rendered to Nortel is recorded for the year ended December 31, 2015. There were no financial transactions with related parties of Sofora for the year.

See Note 27 to our Consolidated Financial Statements for more detail regarding related parties transactions for the year ended December 31, 2015.

During 2015, Personal entered into a technical services agreement with Telecom Italia which expired in December 2015. Under this agreement, P$16.3 million were incurred as expenses for the year ended December 31, 2015.

These agreements were submitted to an independent firm for evaluation, which found them to be “reasonable” and “in accordance with market practice in all material respects”. These agreements were also submitted to the review of the Audit Committee and were approved by Telecom Argentina’s Board of Directors.

As of December 31, 2015, we had no loans outstanding to the executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

ITEM 8.                                                FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for Telecom Argentina’s Consolidated Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Introduction—Recent Developments.”

Legal Proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and other claims that have arisen in the ordinary course of business. As of December 31, 2015, Telecom has established provisions, excluding asset retirement obligations, in an aggregate amount of P$1,267 million to cover potential losses related to these claims and proceedings in its Consolidated Financial Statements (P$84 million for regulatory deducted from assets and P$1,183 million included under liabilities). In addition, as of December 31, 2015, P$58 million deposited in the Company’s bank account have been restricted to be used due to some judicial proceedings.

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

In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay —the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, dismissals of claims due to expiration of the applicable statute of limitations, and distribution method between the program beneficiaries). The Argentine Supreme Court of Justice has deemed that the resolution against Telefónica’s case is applicable to Telecom Argentina when resolving the appeals filed by Telecom Argentina. That criterion has been followed by lower courts.

The Argentine Supreme Court of Justice has left the determination of incidental issues to the lower courts and asked to take into account that it was the Argentine government who issued the legal rule found to be unconstitutional. On that basis, most of the appellate courts have also found the Argentine government liable and established different methods to calculate the compensation.

Telecom Argentina has filed motions in support of its rights, regarding for example the statute of limitations and the method to calculate the compensation.

Later, in “Ramollino Silvana c/Telecom Argentina S.A.”, the Argentine Supreme Court of Justice, on June 9, 2015, ruled that the profit sharing bonds do not correspond to employees who joined Telecom Argentina after the Transfer Date and that were not members of the Share Ownership Plan (SOP).

This judicial precedent is consistent with the criteria followed by Telecom Argentina based on the advice of its legal counsel by which it considered remote the chances of paying compensation to employees not included in the SOP.

As of December 31, 2015, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with the claims filed by employees included in the SOP, having considered the legal background.

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of profit sharing bonds for future periods and for periods for which the statute of limitations is not expired. In order that this claim will be sustained, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

Telecom Argentina, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights based on the expiration of the statute of limitations of the claim for the

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

unconstitutionality of Decree No. 395/92 and the lack of active legal standing for collective claim for bonds issuance due to the existence of individual claims, among other reasons.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in Telecom Argentina’s profit. The lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impact for Telecom Argentina.

In June 2013, Telecom Argentina filed its answer to the claim, arguing that the labor courts lack of jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction plea, established a ten-year period as statute of limitation and deferred ruling on the defenses of res judicata, lis pendens and on the third party citation required after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 this hearing took place and the intervening court deferred the defense of statute of limitations filed by Telecom Argentina to the moment of the final ruling. It also ordered the plaintiff to establish that they have permission to bring the case on behalf of Telecom Argentina’s employees included in the claim; meanwhile the trial proceeding will be suspended. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

As of the date of this Annual Report, the appeal regarding lack of jurisdiction raised by Telecom Argentina is pending until the documentation requested by the court to the plaintiffs was resolved.

The Company, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights in this claim based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bond issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

Regarding Profit Sharing Bonds there are two cases initiated against Telefónica de Argentina S.A. which represent recent case law as described below:

-                    Statute of limitation criteria: “Domínguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court of Justice ruled on the case, “Domínguez c/ Telefónica de Argentina S.A.”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court of Justice ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court of Justice, were not considered by the lower court and are relevant to the resolution of the case.

As of the date of this Annual Report, there is no assurance as to how such a similar case may be resolved, either by a new ruling at the lower court or by any further appeal. Two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically —as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

-                    Criteria for determining the relevant profit to calculate compensation: “Perota c/ Estado Nacional y Telefónica de Argentina S.A.”

In addition, on February 27, 2014, the Civil and Commercial Appeals Court issued its decision in a Telefónica de Argentina S.A. case, ruling that: “the amount of profit sharing bonds corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed.”

The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year.”

As of December 31, 2015, the Company’s Management, with the advice of its legal counsel, has adjusted the provisions for contingencies that it estimates are sufficient to cover the risks associated with the criteria established by the court regarding relevant profit and the statute of limitations as described above.

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

Wage differences by non-remunerative sums

The Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concept of “non-remunerative sums” (amounts not subject to social security contributions) over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement. In this regard, the Argentine Supreme Court of Justice in a case against “Cervecería y Maltería Quilmes” ruled that “non-remunerative” items resulting from collective bargaining agreements should be considered salaries for all purposes. During 2015 “non-remunerative sums” claims have continued. Considering the judicial precedents, as of December 31, 2015, the Company’s Management, based on the advice of its legal counsel, has recorded a provision that it estimates is sufficient to cover the risks associated with these claims.

Sales representative claims

Former sales representatives of Personal have brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items such as commission differences, value of the customers’ portfolio and lost profit. Personal believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts than those claimed.

Some legal actions are in the discovery phase and some expert opinions are in progress. Personal’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims. However, we cannot guarantee the outcome of these proceedings.

During 2015, settlement agreements with certain sale representatives were carried out to close pending claims and to avoid any new claim regarding the periods settled. The agreements resulted in the recognition of an aggregate amount of approximately P$63 million in favor of the sales representatives and were formalized by the BCBA.

Interest rate applicable to the matters under Labor Courts of the City of Buenos Aires

In addition, on May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Banco de la Nación Argentina for a 49 to 60 month term (currently 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the Banco de la Nación Argentina for the granting of loans (currently 2.712% per month). Therefore, this new disposition represents an increase in the interest rate, which the Company has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Telecom Group’s Management, with the advice of its legal counsel, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of this Annual Report, Management cannot assure the result deriving from the decision of the Court of Appeals until the lower Courts issue future opinions making their positions clear. As a result, the Company has classified this matter as a possible contingency. Nevertheless, should a disadvantageous resolution prevail, we estimate that it shall not have a significant impact on the Group’s financial position, results of operations and cash flows.

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

In order to qualify for the Regularization Regime, Telecom Argentina had to voluntarily dismiss legal proceedings previously initiated against AFIP’s claims. As a result of the Regularization Regime, regarding the matter mentioned in (c) above, Telecom Argentina has requested the Court to suspend the penal proceedings and dismiss the claims against officers and employees who had been called to give testimony, since the law provides for the suspension of penal proceedings upon adoption of the Regularization Regime, and complete extinguishment of a penal case upon cancellation of all amounts due under the payment plan pursuant to this Regime. In October 2014 the Court declared the extinguishment of the penal proceedings despite not having completed the cancellation of all the installment payment plan. The prosecutor appealed such resolution. In September 2015, the appeals court ratified the trial court ruling, resulting in the termination of the penal proceeding.

Telecom Argentina’s compliance with the Regularization Regime generated recognition of a debt owed to AFIP in the amount of P$38 million (nominal value) payable in 120 monthly installments at an annual interest rate of 9%. The Company also recognized a debt for legal fees in connection with these regularized processes in the amount of P$14 million (nominal value). The value of both liabilities has been set forth under the captions “Income Tax Payables” and “Other Liabilities” classified by the nature and due date of each liability. As of December 31, 2015 such liabilities amounted to P$15 million and P$4 million, respectively.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Alleged Omission in Telecom Argentina’s Income Tax Declaration

On December 17, 2014, the AFIP notified Telecom Argentina of an alleged omission in reporting the balances of two bank accounts, held in the HSBC Private Bank (Swiss) S.A, in the company’s income tax declaration corresponding to the fiscal year 2006. On February 6, 2015, Telecom Argentina proceeded to deny this allegation, providing documentary proof which certifies that such balances had been reported in a timely manner on the tax declaration and were recorded in Telecom Argentina’s financial statements.

On July 7, 2015 Telecom Argentina was notified of the AFIP tax assessment in connection with only one of the bank accounts previously claimed.

Although this carryfoward could not be applied against future taxable incomes Telecom Argentina initiated a legal proceeding against AFIP’s claim at Tribunal Fiscal de la Nacion.

Several people, who had power of attorney to manage those accounts in representation of Telecom Argentina, were also notified of the same alleged omission regarding their personal tax declarations.  However during 2015, some of these cases were closed and others were suspended.

Income tax 2009 - Action for recourse filed with the Tax Authority

Article 10 of Law No. 23,928 and Article 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina and its domestic subsidiaries determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its opinion in “Candy” (07/03/2009) in which it stated that, particularly for the fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criteria to the 2010 and 2011 fiscal years in the cases entitled “Distribuidora Gas del Centro” (10/14/2014 and 06/02/2015), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis.

According to the above-mentioned new legal background that Telecom Argentina took knowledge during 2015, and after making the respective assessments, on December 21, 2015 Telecom Argentina filed an action for recourse with the AFIP to claim the full tax overpaid for fiscal year 2009, estimated in an amount of P$98.2 million plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of this Annual Report, the action for recourse filed is pending of resolution by the Tax Authority. However, Telecom Argentina’s Management, with the assessment of its tax advisor, considers that the argument presented in this recourse follows the same criteria as the established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which we believe should allow Telecom Argentina to obtain a favorable resolution of the action for recourse filed.

Consequently, Telecom Argentina recorded a non-current tax receivable for an amount of P$98 million (according to the action for recourse filed) in compliance with IAS 12.

Telecom Argentina is assessing the appropriateness of filing similar action for recourse for fiscal year 2010 and followings years. As of the date of this Annual Report, a preliminary analysis of the lack of application of the income tax inflation adjustments resulted in an estimated tax overpaid in a range between P$600 million and P$850 million for the period 2010 to 2014. This amount is only related to income tax overpaid by Telecom Argentina in their respective affidavits timely filed with the Tax Authority.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Regulatory Proceedings

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

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed as from 2013 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements and such tendency continued during 2015.

In determining the provisions for regulatory charges and sanctions, Telecom Argentina’s Management, with the assistance of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (P$ 9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2015. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions may be increased in approximately P$200 million as of December 31, 2015.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Consumer Trade Union Proceedings

•                  Proceedings other than remote

The Company has been notified of the following complaints filed by Consumer Trade Unions. Although Personal believes there are strong defense arguments for which the claims should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claims as possible until a judgment is rendered:

i)  “Consumidores Financieros Asociación Civil para su Defensa” claim:

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

This claim was at a preliminary stage as of the date of this Annual Report. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles and AMX Argentina. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

ii) “Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer” claim:

In June 2012 the consumer trade union “Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months. The plaintiff is seeking damages for unspecified amounts. In August 2012 Personal answered the complaint arguing that the company adequately informed its clients the modifications of the terms and conditions in which the service would be provided.

Personal also filed a jurisdictional plea and a motion alleging the lack of active legal standing of the plaintiff.  The Commercial Court declared itself as incompetent in the matter. Accordingly, the case was sent to the Administrative and Contentious court, which decided that the jurisdiction corresponded to the Commercial Court. That decision was appealed by Personal through an extraordinary motion. The extraordinary motion was denied and Personal filed a complaint with the Argentine Supreme Court of Justice, which is pending of resolution.

While management considers that there are solid arguments for the favorable resolution of this lawsuit, in the event it is resolved unfavorably, it would not have a significant impact on our financial position, results of operations and cash flows.

iii) Proceedings related to the definition of the scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services:

The Group offers a wide range of telecommunications services in the market, including, among others, those referred to as VAS, which provide additional functionality to the basic services of voice transmission through a telecommunications network.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Certain legal developments took place during the second quarter of 2014 and in 2015 in connection with the VAS, which could have an effect on two existing claims initiated against Telecom Argentina as detailed below:

-                    Supercanal Case

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

In March 2015, Telecom Argentina reported the issuance of Law No. 27,078 (LAD) and its effect on the injunction, which became moot.

As a result, on June 3, 2015 the plaintiff (Supercanal) informed the Court that it had no complaints the case was moot considering the new legal framework introduced by Laws No. 26,522 and 27,078.

As of the date of this Annual Report, the claim that the case is moot is pending before the Court.

Products marketed by the Telecom Group that could be affected by this claim are those called “Arnet Play” and “Personal Video”, which revenues during the year ended December 31, 2015, amounted to approximately P$55 million and P$369 million, respectively.

-                    Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

Subsequently, such injunction was extended to the marketing of the Superpack service (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Argentine Supreme Court of Justice. However, on June 3, 2014, the Argentine Supreme Court of Justice rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. Accordingly, Telecom Argentina prudentially suspended the marketing of the above referred joint offer with DirecTV from June 4, 2014. The suspension of this joint offer only meant to the Telecom Group a decrease in commissions revenues for new subscribers that our network marketed in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not material during the year ended December 31, 2014.

On June 10, 2014, Telecom Argentina claimed to the Courts that the substantial issues under the claim are without merit and the injunction have become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services —which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the court notified Telecom Argentina and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process. The Court will have to make a joint decision on these two issues presented by the parties.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

On December 19, 2014, Law No. 27,078 came into force. In Article 9 paragraph 2 states that licensees of services under the Law — such as Telecom Argentina and Personal- may provide audiovisual media services. This legislation reinforces the legal arguments used by the Company to continue providing the VAS analyzed in these cases.

On June 18, 2015 a lower Court decided to postpone the declaration that the claim was moot and to limit the term of the injunction for six months. The decision was appealed by the Company and other defendants. On October 8, 2015 the Court of Appeals decided the revocation of the judge’s decision, to turn the case moot and to rule that the injunction has ceased to apply. Against this decision, the plaintiff has filed an extraordinary resource which was rejected on March 17, 2016 by the Court of Appeals.

Although the Company’s Management, with the advice of its legal counsel, believes that there are solid legal arguments to continue providing the VAS involved in the above mentioned cases, as of the date of this Annual Report, we cannot assure the final outcome of these claims.

iv) Proceedings related to value added services - Mobile contents:

On October 1, 2015 Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de servicios públicos.” The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, it proposes the application of a civil penalty.

This claim has a similar object to other claims made by a consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of this Annual Report the preliminary stages of those claims have not been initiated.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the assistance of its legal counsel, Personal believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, we cannot assure the final outcome of these claims.

v) “Asociación por la Defensa de Usuarios y Consumidores c/Telecom Personal S.A.” claim:

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for unspecified amounts, claiming the billing of calls to the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers. As of the date of this Annual Report this lawsuit is at a preliminary stage.

Personal’s Management, with the assistance of its legal counsel, had deemed to have solid arguments of defense and had originally classified this claim as a “remote contingency.” In the third quarter of 2015 Personal took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator, the outcome of the claim cannot be ensured. Taking into consideration this new jurisprudential precedent, the claim has been classified as a possible contingency.

Personal’s Management, with the assistance of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

•                 Remote Proceedings

Additionally, Consumer Trade Unions have filed several proceedings against the Company. Although we cannot guarantee the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the Company has classified those consumer trade unions proceedings as remote.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Contingency Asset

“AFA Plus Project” Claim

On July 20, 2012, Telecom Argentina entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services to a system called “Argentine Football System Administration” (“AFA Plus Project”) related to the secure access to first division football stadiums whereby Telecom Argentina should provide the infrastructure and systems to enable the AFA to manage the aforementioned project. The recovery of investments and expenses incurred by Telecom Argentina and its profit margin would come from charging AFA with a referring price stated in 20% of the popular ticket price per each football fan that attend the stadiums during the term of the agreement, so the recoverability of Telecom Argentina’s assets related with the Project depended on AFA implemention the “AFA Plus Project”.

From 2012 and in compliance with its contractual obligations, Telecom Argentina made investments and incurred in expenses amounting to P$179 million (of which P$140 million are included in PP&E as of December 31, 2015) for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several reasons, the AFA Plus system was not implemented by AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

Finally, throughout the agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, AFA notified Telecom Argentina of its decision to terminate the agreement with Telecom Argentina, modify the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by Telecom Argentina. Accordingly, negotiations between the parties have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by Telecom Argentina through advertising exchange exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$ 12.5 million. If the advertising compensation was not operating in one year, AFA would pay to Telecom Argentina the mentioned amount. Telecom Argentina analyzed the quality of the assets offered by AFA in its offer of advertising exchange, and rejected the offer as insufficient.

New negotiations were conducted in 2015 to improve the mentioned offer (requiring a combination of cash payments and advertising) but a satisfactory agreement was not reached and negotiations were suspended because of AFA’s internal affairs.

In October 2015, Telecom Argentina formally demanded that AFA pay the amounts due (P$179.2 million plus interest from its implementation). AFA rejected the claim but agreed to resume negotiations for a closing agreement which was then suspended by the AFA electoral process.

In January 2016 both parties have resumed conciliatory negotiations, while Telecom Argentina has reserved its right to exercise legal claims on the amounts due.

As of the date of this Annual Report, although negotiations are not finished, both parties have not reached a satisfactory agreement. Telecom Argentina’s Management, with the assistance of its external advisor, believes it has solid factual and legal arguments for claiming and is evaluating the actions to follow for the recovery of the investments and expenses made.

It is worth mentioning that the impairment recorded by Telecom Argentina arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to P$140 million as of December 31, 2015) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to Telecom Argentina as a genuine creditor for the AFA Plus Project agreement.

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote at an ordinary meeting of all shareholders of Telecom Argentina’s capital stock. Under the GCL, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

According to CNV rules (New Text 2013), Shareholders’ Meetings that approve financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the GCL and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of this rule the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero.

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

Telecom Argentina’s Shareholders’ Meeting held on April 29, 2015 approved the allocation of Telecom Argentina’s retained earnings as of December 31, 2014, (P$3,673 million) as follows: (i) P$804 million (P$0.83 per outstanding share) for distribution as cash dividends paid on May 11, 2015; (ii) P$2,869 million to the “Reserve for Future Cash Dividends.” The Shareholders’ Meeting also approved the delegation of authority to Telecom Argentina’s Board of Directors to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$649 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends, during fiscal year 2015.

Telecom Argentina’s Board of Directors, at its meeting held on March 28, 2016, called an Ordinary and Extraordinary Shareholders’ meeting to be held on April 29, 2016, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2015, (P$3,403 million) suggested by the Board of Directors as follows: (i) P$3,403 million to the “Reserve for Future Cash Dividends”; and (ii) the delegation of authority to Telecom Argentina’s Board of Directors to determine the allocation, depending on the performance of the business, in one or more installments, of an amount up to P$2,000 million of the “Reserve for Future Cash Dividends” and its distribution to the shareholders as cash dividends.

Significant Changes

No undisclosed significant changes have occurred since the date of the Consolidated Financial Statements.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.                                                THE OFFER AND LISTING

On May 22, 2013, Telecom Argentina’s Board of Directors, based on the authority delegated by the Ordinary Shareholders’ meeting held on May 21, 2013 to allocate the Voluntary Reserve for Capital Investments, approved the terms and conditions of Telecom Argentina’s Treasury Shares Acquisition Process. Such an acquisition process has to be made in pesos in the market in order to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and imbalances between the shares’ price and Telecom Argentina’s solvency.

The main terms and conditions of the Treasury Shares acquisition process are:

•                  Date of announcement: May 22, 2013

•                  Maximum amount to be invested: P$1,200 million.

•                  Maximum amount of shares subject to the acquisition: the amount of Class “B” ordinary shares of Telecom Argentina, P$1 of nominal value and with one vote each, that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the capital stock.

•                  Price to be paid by share: between a minimum of P$1 and a maximum of P$32.50 per share. On August 29, 2013 the maximum price was raised by Telecom Argentina’s Board of Directors up to P$40 per share.

•                  Deadline for the acquisition process: April 30, 2014.

By virtue of the offer made by Fintech on November 7, 2013 for the acquisition of the controlling interest of Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares. In addition, Telecom Argentina’s Board of Directors considered it was appropriate to require the opinion of the CNV regarding the interpretation of the provisions of the CNV rules on this matter. The CNV did not answer Telecom Argentina’s request and its Board of Directors, at its meeting held on May 8, 2014 decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014. Such Program had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (New Text 2013). As of the date of this Annual Report, no response from the CNV has been received.

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition, unless such period is extended by a decision of the Shareholders’ Meeting. Pursuant to Section 221 of the GCL, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments.”

The last acquisition made by Telecom Argentina was on November 5, 2013. The total treasury shares acquired were 15,221,373 by a total amount of P$461 million (P$30.29 average per share). Such acquisitions were recorded at the acquisition cost and deducted from equity under the caption “Treasury shares acquisition cost.” No profit or loss resulting from holding the treasury shares has been recognized in the income statement. See Note 19.d) and Note 3.s) to the Consolidated Financial Statements.

As of December 31, 2015, the capital stock of Telecom Argentina was divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each (“Class A Shares”), representing 51.00% of the total capital stock of Telecom Argentina, Class B Ordinary Shares, nominal value P$1.00 each (“Class B Shares”), representing approximately 48.97% of the total capital stock of Telecom Argentina, and Class C Ordinary Shares, nominal value P$1.00 each (“Class C Shares”), representing approximately 0.03% of Telecom Argentina’s total capital stock.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

The number of shares as of December 31, 2015 was as follows:

Class of shares	Outstanding shares	Treasury shares	Total capital stock
Class A Shares	502,034,299	—	502,034,299
Class B Shares	466,883,425	15,221,373	482,104,798
Class C Shares	241,881	—	241,881
Total	969,159,605	15,221,373	984,380,978

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

	Pesos per Class B Share on BASM (1)
	High	Low
Annual
2011	22.70	16.10
2012	20.40	12.30
2013	39.50	16.40
2014	62.30	28.00
2015	63.00	38.50

Quarterly
2014
First Quarter	38.40	28.00
Second Quarter	49.00	34.50
Third Quarter	62.10	42.00
Fourth Quarter	62.30	43.70
2015
First Quarter	63.00	45.15
Second Quarter	55.00	44.45
Third Quarter	49.50	38.50
Fourth Quarter	56.95	39.25

Monthly
2015
October	53.05	39.25
November	56.95	49.00
December	52.00	44.70
2016
January	47.50	38.50
February	57.80	44.90
March	58.75	52.00
April (through April 26, 2016)	56.00	48.50

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

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS
	High	Low
Annual
2011	26.92	17.28
2012	21.94	9.37
2013	21.19	12.13
2014	25.09	14.78
2015	26.04	13.85

Quarterly
2014
First Quarter	19.07	14.78
Second Quarter	23.86	17.77
Third Quarter	25.09	18.65
Fourth Quarter	23.18	19.13
2015
First Quarter	26.04	18.85
Second Quarter	22.87	17.95
Third Quarter	18.69	13.85
Fourth Quarter	19.99	13.90

Monthly
2015
October	19.51	13.90
November	19.99	17.15
December	17.18	15.65
2016
January	16.32	14.44
February	18.46	15.04
March	19.10	17.89
April (through April 26, 2016)	19.52	16.75

On April 26, 2016, the reported last sale price of the ADSs on the New York Stock Exchange was US$18.94.

Plan of Distribution

Not applicable.

The Argentine Securities Market

As of March 2016, eleven securities exchanges exist in Argentina, of which five (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854. For the year ended December 31, 2015, the ten most actively traded equity issues represented approximately 85% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

The CNV is responsible for the regulation and supervision to ensure the correct application of the rules governing the Argentine Securities Market, which acts under the regulatory framework described as follows.

Capital Markets Law — Law No. 26,831

On December 28, 2012, the Capital Markets Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates capital markets’ self-regulation and grants new powers to the CNV, including the ability to request reports and documents, conduct investigations and inspections of natural and legal persons under its control, call to testify and take informative and testimonial declaration. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined, may appoint overseers with the power to veto resolutions adopted by the Board of Directors and/or discontinue the Board of Directors for a maximum period of 180 days until deficiencies found are remedied.

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

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below.

	2015	2014	2013	2012	2011
Market capitalization (P$ billions) (1)	3,292	3,893	3,356	2,314	1,611
As percent of GDP (2)	—	87	124	106	87
Volume (P$ million) (1)	749,829	621,831	367,830	242,324	207,805
Average daily trading volume (P$ million) (1)	3,098	2,580	1,526	1,006	848
Number of traded companies (including Cedears)	194	202	256	267	241

(1)    End-of-period figures for trading on the Buenos Aires Stock Exchange (includes domestic and non-domestic public companies).

(2)    INDEC will not publish new information on GDP at current prices until at least Jun-16. See “Item 3-Key Information-Risk Factors-Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”

Source: Instituto Argentino de Mercado de Capitales.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

ITEM 10.              ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered in the Inspección General de Justicia (General Board of Corporations) on July 13, 1990 under number 4,570, book 108, volume “A” of Corporations. The bylaws with all amendments thereto were registered in the General Board of Corporations on January 8, 2016 under number 447, book 77 of Corporations.

Objects and Purposes

Article I, Section 3 of the bylaws was amended by Ordinary and Extraordinary Shareholders’ Meeting held June 22, 2015, with the approval of AFTIC. After this amendment, the object of Telecom Argentina is to provide, directly or through third parties or in association with third parties, Information and Communication Technology Services (“ICT Services”), be them fixed, mobile, wired, wireless, national or international, with or without its own infrastructure, and to provide Audiovisual Communication Services.

Furthermore, Telecom Argentina may supply, lease, sell and market in any manner, all kinds of equipment, infrastructure, goods and services related to or supplementary with ICT Services and Audiovisual Communication Services. Telecom Argentina may also undertake works and provide all kinds of services, including advisory and safety services, in connection to ICT Services and Audiovisual Communication Services.

For such purpose, Telecom Argentina has full legal capacity to acquire rights, undertake obligations and take any action that is not forbidden by law and by these bylaws, including the capacity to borrow funds, publicly or privately, through the issue of debentures and negotiable obligations.

To fulfill its corporate purpose, Telecom Argentina may constitute companies, acquire equity interests in other companies and enter into any kinds of association agreements.

Any amendment to the corporate purpose shall be in compliance with the provisions of legal regulations in force.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Meetings of Shareholders

Shareholders’ Meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an Annual Ordinary Meeting of shareholders in each fiscal year to consider the matters outlined in Article 234 of the GCL, Article 71 of Law No. 26,831 and CNV rules, including but not limited to:

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

The Board of Directors submits to the shareholders for approval at an ordinary meeting of shareholders our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors. The shareholders, upon approving the financial statements, determine the allocation of Telecom Argentina’s net profits (if any). Under CNV Rules a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with Law No. 19,550 and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. In addition, the GCL requires Argentine companies to allocate 5% of any net profits to legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be assigned to a Special Reserve that can only be utilized for its capitalization or to absorb negative retained earnings.

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

See Note 30 to our Consolidated Financial Statements regarding restrictions on distributions of profits and dividends.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

In accordance with Article 206 of the GCL, suspended by successive decrees until December 10, 2005, reduction of a company’s capital stock is mandatory when losses have exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment).

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

Pursuant to the GCL, preemptive rights may only be restricted or suspended in certain particular and exceptional cases by a resolution of an Extraordinary Meeting of shareholders when required by the interest of the company.

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

Redemption or Repurchase

Telecom Argentina’s stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Pursuant to the GCL, Telecom Argentina may repurchase the stock with liquid and realized profits or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business (subject to shareholder consideration) or in connection with a merger or acquisition. In addition, Telecom Argentina can purchase up to 10% of its capital stock in the Buenos Aires stock exchange pursuant to Law No. 26,831, complying with the requirements and procedures stated therein. If the purchase is made pursuant to Law No. 26,831, Telecom Argentina must resell the repurchased shares within three years and must give shareholders a preemptive right

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

to purchase the shares, except in case of an employee compensation program or plan or in case the shares are distributed among all the shareholders proportionately or regarding the sale of an amount of shares that in any period of 12 months does not exceed 1% of the Company’s capital. In such cases, or if the 3 year period is to be extended, previous approval by a shareholders’ meeting is needed.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase the Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in Telecom Argentina’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote Telecom Argentina’s Class B Shares. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who register to participate at a Shareholders’ Meeting should provide details of their registration in the Republic of Argentina. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements as provided for under Section 123 of the GCL.

Change of Control

There are no provisions in the bylaws of Telecom Argentina which may have the effect of delaying, deferring or preventing a change in control of Telecom Argentina and that would only operate with respect to a merger, acquisition or corporate restructuring involving Telecom Argentina or any of its subsidiaries, except for the regulatory authorization required for the transfer of Nortel’s Class A Shares discussed below. Moreover, the Privatization Regulations and the List of Conditions as modified by SC Resolutions No. 111/03 and No. 29/04 prohibit, without prior approval of the Regulatory Authority, (i) any transfer of our capital stock that reduces Nortel’s ownership of Telecom Argentina to less than 51%, or (ii) any transfer of shares of Nortel that reduces the shareholding of the actual ordinary shareholders to less than 51% of the voting stock of Nortel, except with prior authorization of the Regulatory Authority.

Under Law No. 26,831 a party that wishes to obtain either a majority or a significant equity ownership interest (with the intention of acquiring control) in a publicly traded corporation must offer a “precio equitativo” (fair price) as defined in the law to acquire all shares of voting stock or securities convertible into voting stock of such corporation. Until the enactment of Law No. 26,831, this regulation applied to all Argentine corporations with listed securities unless the corporation’s shareholders specifically voted not to adopt the regime. On January 28, 2013, Law No. 26,831 became effective. This law states in its Article 90, “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

On February 8, 2002, the BCRA issued tight restrictions on the transfer of funds abroad in order to make payments of principal and/or interest by requiring prior authorization from the BCRA. Since 2003, these restrictions were progressively curbed. However, there can be no assurances that the BCRA or other governmental agencies will not increase restrictions for making transfers of funds abroad.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

payments, pre-financing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listing.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, (i) foreign indebtedness, other than the cases described in the following paragraph; (ii) primary stock issuances of companies residing in Argentina not under a public offering and that are not listed in self-governed markets, to the extent they do not create direct investment funds; (iii) portfolio investments of non-residents intended to hold local currency and assets and liabilities of the financial sector and nonfinancial private sector, to the extent they are not arising from the primary subscription of debt securities under a public offering and listed in self-governed markets and/or the primary subscription of stock of companies residing in Argentina under a public offering and listed in self-governed markets; and (iv) portfolio investments of non-residents intended for the purchase of any right in secondary markets regarding securities issued by the public sector; were subject to the creation of a nominative, nontransferable and non-compensated deposit, for 30% of the amount involved in the relevant transaction (the “Mandatory Deposit”), for a term of 365 calendar days, pursuant to the terms and conditions established in the regulations.

Any inflow of funds to the local foreign exchange market arising from, but not limited to, the following transactions were not subject to the 30% mandatory deposit: (a) foreign indebtedness of Argentine residents under foreign trade financings; (b) primary debt security issuances with a public offering and listed; (c) foreign indebtedness with Multilateral and Bilateral Credit Institutions and Official Credit Agencies, directly or through their related agencies; (d) investments of non-Argentine residents in Argentina under (i) primary subscription of securities issued by the public sector (except for securities issued by the BCRA); and (ii) direct investments, including capital contributions to local companies of direct investment (namely, a company set up or not as legal entity in which the foreign direct investor holds at least 10% of common shares or voting rights or its equivalent), and foreign funds transferred into Argentina by non-Argentine residents for the purpose of purchasing local assets that qualify as direct investment (such as real estate located in Argentina); and (e) foreign financial indebtedness provided: (i) the proceeds from the exchange settlement, net of taxes and expenses, are applied to the purchase of foreign currencies to cancel foreign debt principal and/or to the creation of long-term foreign assets; or (ii) they are incurred and canceled in an average life of not less than two years, including payments of principal and interest in the calculation, and to the extent they are applied to investments in “nonfinancial assets.” In this context, “nonfinancial assets” investments mean, among others, investments of assets capable of being registered in the financial statements of the borrower either as fixed assets or as inventory.

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

On December 17, 2015, the above mentioned mandatory deposit requirement was suspended after the publication of Communication ‘A’ 5850.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

The impact of foreign exchange regulations on the repatriation rights of non-Argentine resident investors (i.e., the right to use Argentine Pesos received in Argentina by a non-resident due to a sale, liquidation or capital reduction to buy foreign currency and transfer it abroad) also varies depending on whether the investment is a direct or a portfolio investment.

Communication A’ 5237 of the BCRA, effective from October 28, 2011, added a new requirement for non-Argentine direct investors to repatriate Argentine Pesos collected in Argentina as a consequence of a sale or liquidation of the direct investment, capital reduction and reimbursement of capital contributions in Argentina (the “Communication”). As from the effective date of Communication A’ 5237, for such purpose, the funds originally paid for such investment or disbursement for the capital contribution, as applicable, must be transferred to Argentina and sold for pesos in the local foreign exchange market (the “Transfer Requirement”). Prior to the Communication, non-Argentine investors were not obliged to demonstrate that the funds paid for its investments or disbursements for its capital contributions had been transferred and sold in the exchange market in order to be allowed to repatriate its investment.

The Communication applies to all the direct investments made on and since October 28, 2011. Therefore, all direct investments made before that date are exempt from the Transfer Requirement.

On October 16, 2014, the Central Bank issued Communication ‘A’ 5649 which included as an additional requirement of those discussed above, that the repatriation of direct investments shall take place if the foreign beneficiary is an individual or legal entity incorporated or domiciled in jurisdictions considered to be cooperative for the purposes of tax transparency.

In addition, repatriation of a portfolio investment requires evidence that the original investment involved the transfer of funds to Argentina and is subject to an aggregate maximum limit of US$500,000 per calendar month.

Until December 17, 2015 the operations of foreign indebtedness of non-financial private sector and financial sector securities, financial loans (including swaps of securities) and the debts incurred by the financial sector, bonds, financial loans and credit lines from foreign financial companies has to be settled in the MULC (“Mercado Único y Libre de Cambios”) (Communication ‘A’ 3712, ‘A’ 3972 and ‘A’ 5265).

The issuances of private sector debt (financial and nonfinancial) denominated in foreign currency whose principal and interests were not exclusively payable in Argentine pesos in the country, had to be subscribed in foreign currency and the funds were to be settled the MULC within 30 calendar days of the date of integration of the funds, continuing to apply the existing standards at the current date of entry of foreign exchange through the MULC (Communication ‘A’ 3820 and ‘A’ 5265).

Also, new financial indebtedness in the MULC and renewals of foreign debts of residents in the country’s financial sector and the non-financial private sector, had to be agreed and maintained for minimum periods of 365 consecutive days, and could not be canceled prior to the expiration of that period, whatever the form of cancellation of the obligation to the outside and regardless of whether it was done or not with access to the MULC (Communication ‘A’ 4359 as it was amended by Communication ‘A’ 5264). This minimum term was also applicable to debt renewals. Foreign trade financing and primary issues of debt securities with a public offering and listing in authorized markets were exempted from the above.

As of the publication of Communication ‘A’ 5850, dated December 17, 2015, certain aspects in relation to financial indebtedness were modified:

•                  Obligation of deposit and settlement: Point 2.1 of the Annex of Communication ‘A’ 5265 was modified by removing the obligation to deposit and settle in the MULC new financial debt operations with foreign financial, non-financial private sectors and local governments. However, the sole purpose of providing access to MULC to attend services of principal and interest, is to maintain the need to liquidate the funds in the FX Market.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

•                  Minimum length of stay: The minimum holding period set out in point 2.2 of the Communication ‘A’ 5265 is reduced from 365 to 120 calendar days (from the date of entry of funds into the country) for debts of a financial nature assumed or to be renewed as from December 17, 2015. Therefore, financial debts assumed or renewed prior to that date retain the remaining term of 365 days. Primary debt securities with a public offering and listing in authorized markets, among others, are exempted from the above.

•                  Prepayment: Through the addition of subsection e) of point 4.3 of the Annex in Communication ‘A’ 5265 as amended by Communication ‘A’ 5604, access to MULC is allowed to prepay indebtedness of the financial sector and admitted non-financial private sector and liquidated as of December 17, 2015, provided that it has met the minimum holding period (currently 120 days).

On April 21, 2016, the BCRA published Communication “A” 5955, amending the Communication “A” 5850, whereby the limits for access to the MULC for payments of foreign accounts payables related to goods and services were eliminated establishing that starting on the following day access to the market for such payments is unlimited, subject to the compliance of the foreign exchange norms in force.

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

Amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Argentine Income Tax Laws in connection with, among others, the taxation of gains derived from transfers of stocks and dividend distributions. On February 7, 2014, the PEN issued Decree No. 2,334/13 which regulates Law No. 26,893. Law No. 26,893 became effective on September 23, 2013, and applies to taxable events on or after that date.

Taxation of Dividends

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”) Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), are subject to income tax at a 10% rate, except for dividends received by Argentine companies and other Argentine entities, which are not subject to income tax. Dividends distributed to non-residents are subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this 10% withholding tax, except for those beneficiaries that are domestic corporate taxpayers, referred to as “sujetos empresa” (such as, for instance, distributions made from Telecom Argentina to Nortel and those from Personal to Telecom Argentina and Nortel) and in addition to withholding, if applicable, to the so-called “Equalization Tax” (as described below).

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Capital gains obtained by non-residents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities issued by an Argentine company are subject to this tax on capital gains. The tax is assessed at the non-resident seller’s option by either applying the 15% tax rate on (i) 90% of the sales price or (ii) the excess of the sale price over the acquisition cost net of the other expenses incurred in Argentina necessary to obtain, maintain and preserve this gain. There is currently no guidance under Argentine law with respect to how this election is made. When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

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

Although the tax on personal property does not explicitly apply to individuals or entities domiciled outside Argentina, pursuant to Argentine Law No. 25,585, shares of stock corporations or other equity interests in companies regulated by GCL, as amended, such as the ADSs (held in book entry form or evidenced by ADRs) and Class A, B and C Shares, and whose holders are individuals and/or undivided estates domiciled in Argentina or in a foreign country, are subject to the tax on personal property.

The tax rate to be applied is 0.50% and the taxable base is the value of the shareholders’ equity as stated in the most recent balance sheet of the company as of December 31 of each year. Such tax shall be assessed on and paid by the corresponding Argentine company issuer of the shares, such as Telecom Argentina. The tax so paid shall be considered as a definite payment.

The above-mentioned rules include an irrefutable presumption that shares of stock corporations and other equity interests of companies regulated by GCL, as amended, such as the ADSs (held in book entry form or evidenced by ADRs) and the Class A, B and C Shares, whose holders are companies, any other legal entities, enterprises, permanent establishments and trusts, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Although Telecom Argentina is required to pay this tax on behalf of the holders of the ADSs and Class A, B and C Shares, it has the right to obtain reimbursement of the amounts paid from its shareholders even if this requires holding and/or foreclosing upon the property on which the tax is due.

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of tax on personal property paid on their behalf and has received partial reimbursement of such taxes, however no assurances can be made that Telecom Argentina will be successful in seeking reimbursement of all such taxes paid from holders of ADSs and Class A, B, and C shares. Therefore, as of December 31, 2015, Telecom Argentina has recorded an allowance of P$14 million for the

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Taxation of Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom Argentina (as determined in accordance with U.S. federal income tax principles), distributions made with respect to ADSs or Class B Shares will generally be included in the income of a U.S. Holder as ordinary dividend income. Because Telecom Argentina does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends represent “qualified dividend income.” Dividends received from a “qualified foreign corporation” are generally treated as “qualified dividend income” and a foreign corporation is generally treated as a “qualified foreign corporation” with respect to dividends paid on stock which is readily tradable on a securities market in the United States (such as the New York Stock Exchange, where our ADSs are currently traded). U.S. Holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances. The amount of a dividend will include any amounts withheld by Telecom Argentina or its paying agent in respect of Argentine taxes. Dividends will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend. The amount of the distribution will equal the U.S. dollar value of the pesos received (including amounts withheld in respect of Argentine Taxes), calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source income or loss.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Subject to applicable limitations and conditions that may vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on ADSs or Class B Shares will be creditable against a U.S. Holder’s U.S. federal income tax liability. However, amounts paid on account of the Tax on Personal Property will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances and to determine the tax consequences applicable to them as a result of amounts paid on account of the Argentine Tax on Personal Property, including whether such amounts are includible in income or deductible for U.S. federal income tax purposes. Instead of claiming a credit, U.S. Holders may elect to deduct otherwise creditable Argentine income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign income tax credits applies to all income taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

Telecom Argentina believes that it was not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the taxable year 2015. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Telecom Argentina will not be a PFIC for any taxable year.

If Telecom Argentina were a PFIC for any taxable year during which a U.S. Holder held ADSs or Class B Shares, gain recognized by a U.S. Holder on a sale, exchange or other disposition (including certain pledges) of the ADS or Class B Shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class B Shares sold, exchanged or disposed of. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before Telecom Argentina became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on the amount allocated to such taxable year. Further, to the extent that any distribution in respect of the ADSs or Class B Shares exceeds 125 percent of the average of the annual distributions on the ADSs or Class B Shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or Class B Shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If Telecom Argentina were a PFIC for any year during which a U.S. Holder held ADSs or Class B Shares, it generally would continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder held ADSs or Class B Shares, even if Telecom Argentina ceased to meet the threshold requirements for PFIC status.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Certain U.S. Holders who are individuals and, under recently finalized Treasury regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets may be required to report information relating to their ownership of an interest in certain financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. holders should consult their tax advisers regarding their reporting obligations with respect to ADSs or Class B Shares.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2015 that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Our results of operations are sensitive to changes in the peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. As of December 31, 2015, Telecom Argentina had no financial debt outstanding. However, Telecom Argentina, Personal and Núcleo had commercial debt nominated in U.S. dollars and Euros. Moreover, Personal has bank overdrafts denominated in Argentine pesos. Núcleo’s debt obligations are bank loans and overdrafts denominated in Guaraníes, Paraguay’s local currency. On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and Uses of Funds”

Additionally the Company has cash and cash equivalents, and investments denominated in U.S. dollars and Euros (approximately 89% of total cash and equivalents and investments) that are also sensitive to changes in pesos/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. As of December 31, 2015, the Company had NDF agreements, investments adjustable to the variation of the pesos/dollar exchange rate (“Dollar Linked”), and other short-term investments whose main underlying asset are financial assets Dollar Linked, in order to hedge its exposure to U.S. dollar fluctuations related to accounts payable. The Dollar Linked investments totaled approximately 54% of the cash, cash and equivalents and investments.

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

(b)         Sensitivity to Interest Rate Risk

Within its financial debt structure, Personal has short term peso-denominated overdrafts that have interest rates that rollover at maturity, notes at composite interest rate (fixed plus floating rate) and a bank loan from abroad denominated in dollars at floating rate.

Management believes that any variation of 10 basis points in annual interest rates would yield the following results:

Financial Debt	Amount (in millions)		Effect (in millions)
Overdrafts	P$	3,146	P$	3.1
Notes	P$	720	P$	0.7
Bank Loans	US$	40	P$	0.5

PART I - ITEM 11 QUIANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

This analysis is based on the assumption that this change in interest rates occurs at the same time and for the same period.

This sensitivity analysis shows only a limited view to market risk sensitivity of some of the outstanding financial instruments. The actual impact of changes in interest rates on financial instruments may differ significantly from the analyzed impact.

(c)          Sensitivity to Exchange Rates Risk

We estimate, based on the composition of the statement of financial position as of December 31, 2015, and on the net foreign currency liability position, which amounts P$6,063 million, equivalent to US$465 million, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations in other foreign currencies against the Argentine peso, plus or minus, would result in an variation of approximately P$47 million of the net foreign currency liabilities. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position amounts to P$2,508 million equivalent to US$192 million, and a variation of the exchange rate of P$0.10 as described in the previous paragraph, would generate a variation of approximately P$19 million in the net foreign currency liability position.

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

The depositary reimburses Telecom Argentina for certain expenses we incur in connection with the ADR program, subject to the agreement between us and the depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2015, the depositary reimbursed Telecom Argentina approximately US$103.4 thousand (gross amount of withholding tax) in connection with the ADR program.

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

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2015 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation and as set forth in its report dated March 4, 2016, and included in Item 18, Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2015. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2015 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II - ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	TELECOM ARGENTINA S.A.

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

On April 29, 2015, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee for fiscal year 2015 and determined that Esteban Gabriel Macek qualifies as an Audit Committee financial expert. In conducting this evaluation, the Board took into account that Mr. Macek is an accountant from the Universidad de Buenos Aires (1982). He was a partner at Coopers & Lybrand/PriceWaterhouseCoopers until 2002, where he was an auditor and tax consultant. He assisted companies in the private (domestic and international) and public sector in tax matters related to company restructuring and business development. He participated in many professional training activities and attended graduate courses at the Universidad Austral and the West Ontario University Business School (Canada), among others. He was an accounting and law professor at the Universidad de Buenos Aires and at the Universidad Católica Argentina. He is Chairman of Fiduciaria Internacional Argentina S.A. He was a member of the Board of Directors and of the Supervisory Committee of several domestic corporations. He served as an alternate director of Telecom Argentina during 2007 and since 2008 he has been serving as a director of Telecom Argentina.

Based on Mr. Macek’s professional background and training, the Board of Directors of Telecom Argentina determined for the year 2015 that he meets the criteria for an Audit Committee financial expert. Mr. Macek is an independent director under CNV and SEC rules and under the New York Stock Exchange listing standards.

See “Item 6—Directors, Senior Management and Employees—Board Practices—Audit Committee”

The Board of Directors’ meeting appointing the Audit Committee members for year 2016 has not yet been held, therefore as of the date of this Annual Report, Esteban Gabriel Macek, Martín Hector D’Ambrosio and Alejandro Macfarlane remain members of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—The Board of Directors.”

ITEM 16B.        CODE OF ETHICS

On November 2, 2015, the Board of Directors of Telecom Argentina and Personal (later on other companies of the Telecom Group) approved a New Code of Ethics and Conduct, a Conflict of Interests Policy and an Anticorruption Policy. These documents provide, respectively: i) the ethical principles to which Telecom Group and all members of the Board of directors, the Supervisory Committee the Chief Executive Officer, Managers and in general all those who work in the Company must abide; ii) regulations to prevent and manage conflicts of interests; and iii) the framework for the prohibition of corrupt practices.

Taken together, these documents replace the Code of Business Conduct and Ethics applicable until November 2, 2015 that was originally approved by the Board in 2003 and was modified in 2005 and 2010, and which, as stated by the Board and the Audit Committee of Telecom Argentina, has been a very valuable tool for corporate governance and has adequately satisfied the objectives that the Board of Directors pursued on the moment of is adoption.

Adjustments made to regulations in recent years and in matters of corporate governance, organization and implementation of preventive measures aimed at reducing the risk of conflict of interest and corrupt practices, and that are applicable to Telecom Group as company subject to regime of public offering both in Argentina and the United States, have been taken into account for the formulation and approval of the New Code of Ethics and Conduct and the Policies. In turn, it has reflected changes occurred in the organizational structure of Telecom Argentina Group with the purpose of defining the responsibilities in the management of this New Code and associated policies.

No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of the Telecom Group with respect to any provision of the Code.

It is also encouraged that suppliers, contractors, advisers and consultants of the Telecom Group, accept the ethical principles of the Code.

The New Code is available on our website at www.telecom.com.ar and was also filed with the SEC on Form 6-K of November 2, 2015.

PART II - ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT	TELECOM ARGENTINA S.A.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2015 and 2014.

Services Rendered	2015	2014
Audit Fees (1)	16.8	13.1
Tax Fees (2)	1.5	1.1
All Other Fees (3)	2.1	0.6
Total	20.4	14.8

(1)         Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2015 and 2014, limited reviews of interim financial statements presented during 2015 and 2014, SEC filing reviews and other attestation services.

(2)         Includes fees for permitted tax compliance and tax advisory services.

(3)         Includes fees for subscription to business publications and other non audit related permitted services.

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

ITEM 16G.       CORPORATE GOVERNANCE

Telecom Argentina’s corporate governance practices differ from corporate governance practices of U.S. companies. Telecom Argentina maintains a detailed description of the significant differences in corporate governance practices on its website at www.telecom.com.ar, last updated in September 2015.

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

•      Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors and the Board of Directors of Telecom Argentina refrains from making such proposals. The right to nominate and appoint directors is vested in the shareholders who nominate and appoint regular and alternate directors at the Shareholders’ Meetings. On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.

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

According to the provisions of Annex IV, Title IV of CNV rules (New Text 2013) Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV Public Offer Regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2015 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated February 26, 2016. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, www.telecom.com.ar.

ITEM 16H.       MINE SAFETY DISCLOSURE

Not applicable.

PART II - ITEM 16G CORPORATE GOVERNANCE	TELECOM ARGENTINA S.A.

PART III

ITEM 17.                 FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                 FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-98.

The following financial statements are filed as part of this Form 20-F:

ITEM 19.                 EXHIBITS

Exhibits:

1.1	Estatutos (bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on February 5, 2016).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

8.1	List of Subsidiaries.

12.1	Certification of Elisabetta Ripa of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Elisabetta Ripa and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Amended and Restated Shareholders’ Agreement between Telecom Italia S.p.A., Telecom Italia International N.V. and W de Argentina — Inversiones S.L. dated August 5, 2010 (“Shareholders’ Agreement”) (incorporated by reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15.2	First Amendment to the Shareholders’ Agreement dated October 13, 2010 (incorporated by reference to Exhibit 4 to Telecom Italia S.p.A.’s Schedule 13D filed on October 22, 2010).

15.3	Second Amendment to the Shareholders’ Agreement dated March 9, 2011 (incorporated by

PART III	TELECOM ARGENTINA S.A.

reference to Exhibit 3 to Telecom Italia S.p.A.’s Schedule 13D/A filed on March 10, 2011).

15.4	Third Amendment to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 6 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15.5	Mutual Shareholder Release to the Shareholders’ Agreement dated November 13, 2013 (incorporated by reference to Exhibit 7 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

15.6	Deed of Adherence to the Shareholders’ Agreement dated November 13, 2013 ((incorporated by reference to Exhibit 8 to Telecom Italia S.p.A.’s Schedule 13D filed on November 14, 2013).

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.

By:	/s/ Adrián Calaza
	Name:	Adrián Calaza
	Title:	Chief Financial Officer

Date:      April 28, 2016

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$13.040 = US$1 as of December 31, 2015

TELECOM ARGENTINA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position, the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

March 4, 2016

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

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2015. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2015 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Buenos Aires, Argentina

March 4, 2016

/s/ Elisabetta Ripa	/s/ Adrián Calaza
Executive Officer	Chief Financial Officer

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	4	870	825
Investments	4	1,430	53
Trade receivables	5	5,663	4,124
Other receivables	6	1,336	670
Inventories	7	2,193	721
Total current assets		11,492	6,393
Non-Current Assets
Trade receivables	5	481	143
Income tax assets	14	265	140
Other receivables	6	272	200
Investments	4	333	301
Property, plant and equipment	8	17,963	13,809
Intangible assets	9	7,659	5,331
Total non-current assets		26,973	19,924
TOTAL ASSETS		38,465	26,317
LIABILITIES
Current Liabilities
Trade payables	10	9,873	6,072
Deferred revenues	11	477	507
Financial debt	12	3,451	179
Salaries and social security payables	13	1,261	1,022
Income tax payables	14	439	247
Other taxes payables	15	1,153	824
Other liabilities	16	53	47
Provisions	17	207	199
Total current liabilities		16,914	9,097
Non-Current Liabilities
Trade payables	10	52	—
Deferred revenues	11	457	465
Financial debt	12	1,449	254
Salaries and social security payables	13	157	150
Deferred income tax liabilities	14	550	417
Income tax payables	14	10	9
Other liabilities	16	101	76
Provisions	17	1,165	1,080
Total non-current liabilities		3,941	2,451
TOTAL LIABILITIES		20,855	11,548
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)		17,194	14,418
Equity attributable to non-controlling interest		416	351
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	19	17,610	14,769
TOTAL LIABILITIES AND EQUITY		38,465	26,317

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2015	2014	2013
Revenues	21	40,496	33,341	27,287
Other income	21	44	47	63
Total revenues and other income		40,540	33,388	27,350
Employee benefit expenses and severance payments	13	(7,253)	(5,591)	(4,152)
Interconnection costs and other telecommunication charges	22	(2,170)	(2,074)	(1,829)
Fees for services, maintenance, materials and supplies	22	(3,919)	(3,333)	(2,641)
Taxes and fees with the Regulatory Authority	22	(3,943)	(3,297)	(2,689)
Commissions	22	(3,193)	(2,494)	(2,203)
Cost of equipments and handsets	7	(4,595)	(4,143)	(3,111)
Advertising	22	(814)	(792)	(656)
Cost of VAS	22	(1,256)	(936)	(708)
Provisions	17	(113)	(84)	(270)
Bad debt expenses	5/6	(564)	(424)	(283)
Other operating expenses	22	(1,854)	(1,518)	(1,244)
Depreciation and amortization	22	(4,438)	(3,243)	(2,873)
Gain on disposal of PP&E and impairment of PP&E	22	(199)	(16)	(173)
Operating income	23	6,229	5,443	4,518
Finance income	24	1,130	1,459	1,361
Finance expenses	24	(2,232)	(1,206)	(833)
Income before income tax expense		5,127	5,696	5,046
Income tax expense	14	(1,692)	(1,967)	(1,792)
Net income for the year		3,435	3,729	3,254

Attributable to:
Telecom Argentina (Controlling Company)		3,403	3,673	3,202
Non-controlling interest		32	56	52
		3,435	3,729	3,254

Earnings per share attributable to Telecom Argentina
Basic and diluted	25	3.51	3.79	3.27

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2015	2014	2013

Net income for the year	3,435	3,729	3,254

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	245	227	140
Subsidiaries’ NDF effects classified as hedges (Note 20)	8	—	—
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	7	24	(10)
Tax effect	(3)	(8)	3
Other components of the comprehensive income, net of tax	257	243	133

Total comprehensive income for the year	3,692	3,972	3,387

Attributable to:
Telecom Argentina (Controlling Company)	3,580	3,837	3,285
Non-controlling interest	112	135	102
	3,692	3,972	3,387

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners contribution
	Outstanding shares		Treasury shares			Reserves
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (2)	Voluntary reserve for future investments	Voluntary reserve for future dividends payments	Other comprehensive results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2013	984	2,688	—	—	—	572	—	—	2,553	—	107	3,055	9,959	199	10,158
Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Legal Reserve (4)	—	—	—	—	—	134	—	—	—	—	—	(134)	—	—	—
Special reserve for IFRS implementation (4)	—	—	—	—	—	19	351	—	—	—	—	(370)	—	—	—
Voluntary reserve for future dividends payments (4)	—	—	—	—	—	—	—	—	—	1,000	—	(1,000)	—	—	—
Voluntary reserve for capital investments (4)	—	—	—	—	—	—	—	1,200	—	—	—	(1,200)	—	—	—
Voluntary reserve for future investments (4)	—	—	—	—	—	—	—	—	351	—	—	(351)	—	—	—
Treasury Shares Acquisition (2)	(15)	(42)	15	42	(461)	—	—	—	—	—	—		(461)	—	(461)
Dividends (5)	—	—	—	—	—	—	—	—	—	(1,000)	—	—	(1,000)	—	(1,000)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	3,202	3,202	52	3,254
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	83	—	83	50	133
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	83	3,202	3,285	102	3,387

Balances as of December 31, 2013	969	2,646	15	42	(461)	725	351	1,200	2,904	—	190	3,202	11,783	268	12,051
Dividends from Núcleo (6)	—	—	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Dividends (7)	—	—	—	—	—	—	—	—	—	—	—	(1,202)	(1,202)	—	(1,202)
Legal Reserve (7)	—	—	—	—	—	9	—	—	—	—	—	(9)	—	—	—
Voluntary reserve for capital investments (7)	—	—	—	—	—	—	—	1,991	—	—	—	(1,991)	—	—	—
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	3,673	3,673	56	3,729
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	164	—	164	79	243
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	164	3,673	3,837	135	3,972

Balances as of December 31, 2014	969	2,646	15	42	(461)	734	351	3,191	2,904	—	354	3,673	14,418	351	14,769

(1) As of December 31, 2014 and 2013, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of the same dates; 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 — Equity to the consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.

(4) As approved by the Company’s Ordinary Shareholders’ Meeting held on May 21, 2013 (second tranche).

(5) As approved by the Company’s Board of Directors’ meeting held on December 13, 2013 (second tranche).

(6) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014.

(7) As approved by the Company’s Ordinary Shareholders’ Meeting held on May 21, 2014 (second tranche).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution
	Outstanding shares		Treasury shares			Reserves
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (2)	Voluntary reserve for future investments	Voluntary reserve for future dividends payments	Other comprehensive results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	—	354	3,673	14,418	351	14,769
Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(47)	(47)
Dividends (4)	—	—	—	—	—	—	—	—	—	—	—	(804)	(804)	—	(804)
Voluntary reserve for future dividends payments (4)								—	—	2,869	—	(2,869)	—	—	—
Comprehensive income:	—	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	3,403	3,403	32	3,435
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	177	—	177	80	257
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	177	3,403	3,580	112	3,692

Balances as of December 31, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	2,869	531	3,403	17,194	416	17,610

(1) As of December 31, 2015, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of December 31, 2015; 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 — Equity to the consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015 and the Board of Directors’ meeting of Núcleo held on December 17, 2015.

(4) As approved by the Company’s Ordinary Shareholders’ Meeting held on April 29, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,435	3,729	3,254
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	5/6	564	424	283
Allowance for obsolescence of inventories, materials and other		72	88	113
Depreciation of property, plant and equipment	22	3,046	2,389	1,983
Amortization of intangible assets	9	1,392	854	890
Consumption of materials	8	294	227	147
Gain on disposal of property, plant and equipment	22	(31)	(9)	(14)
Impairment of property, plant and equipment	22	230	25	187
Net book value of property, plant and equipment		35	45	—
Recovery of restructuring costs		—	—	(8)
Provisions	17	113	84	270
Interest and other financial results		783	(357)	(209)
Income tax expense	14	1,692	1,967	1,792
Income tax paid	4.b	(1,631)	(2,277)	(1,609)
Net increase in assets	4.b	(5,072)	(1,505)	(1,734)
Net increase in liabilities	4.b	1,890	37	1,636
Total cash flows provided by operating activities	4.b	6,812	5,721	6,981
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(5,148)	(4,895)	(3,352)
3G/4G licenses acquisitions	4.b	(2,256)	(3,091)	—
Other intangible asset acquisitions	4.b	(1,310)	(1,118)	(846)
Proceeds from the sale of property, plant and equipment		39	17	21
Investments not considered as cash and cash equivalents	4.b	(976)	(339)	356
Total cash flows used in investing activities		(9,651)	(9,426)	(3,821)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	4,301	—	208
Payment of financial debt	4.b	(31)	(12)	(157)
Payment of interests and related expenses	4.b	(471)	(29)	(16)
Payment of cash dividends and related withholding tax	4.b	(849)	(1,299)	(981)
Treasury shares acquisition	4.b	—	—	(461)
Total cash flows provided by (used in) financing activities		2,950	(1,340)	(1,407)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		75	505	311

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		186	(4,540)	2,064
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	684	5,224	3,160
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	870	684	5,224

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

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Micro Sistemas S.A.

TELECOM ARGENTINA S.A.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A., the parent company of the Company.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

PEN: National Executive Power.

Personal:  Telecom Personal S.A.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E:  Property, plant and equipment.

Price Cap: rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Publicom: Publicom S.A.

Regulatory Authority: Previously, the SC and the CNC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

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

TELECOM ARGENTINA S.A.

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

The Ordinary and Extraordinary Shareholders Meeting held on June 22, 2015 approved the Telecom Argentina’s corporate purpose change, adapting it to the new definition of ICT services of the LAD and, thus, including the possibility of providing Audiovisual Communication Services. The Company obtained authorization from the AFTIC and later of the CNV and IGJ, which registered the amendment of the Company’s bylaws on September 26, 2015.

As of December 31, 2015, entities included in the consolidation process and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 28)
Telecom USA	100.00%		09.12.00	Fixed Services
Micro Sistemas (ii)	99.99%		12.31.97	Fixed Services
Personal	99.99%		07.06.94	Personal Mobile Services
Núcleo (iii)	67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)	67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)             Percentage of equity interest owned has been rounded.

(ii)          Dormant entity as of and for the fiscal years ended December 31, 2015, 2014 and 2013.

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

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the CNV. The accounting policies applied for segment information are the same for all operating segments.

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

TELECOM ARGENTINA S.A.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

These consolidated financial statements for the year ended December 31, 2015 were approved by resolution of the Board of Directors’ meeting held on February 26, 2016.

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

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 7, 8, 9, 17, 20, 22 and 26 to these consolidated financial statements, as admitted by IFRS.

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

In the last years, the inflation rate has shown an increase in Argentina. The Company, in compliance with the provisions of IAS 29, analyzes the economic environment according to the inflation rates published by the National Institute of Statistics and Census (INDEC). However, the publication of November and December 2015 inflation rates has been forbidden after the Argentine government declared the “statistic emergency” in January 2016, and disposed the reorganization of the INDEC structure. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistics until the INDEC publishes Price Indexes in compliance with international standards of quality.

Therefore, the Company analysis shown in the tables below, was performed according to Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 and was updated applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. It is worth mentioning that this simplified procedure was performed due to the unavailability of official statistics at the whole country level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), except in reference to November and December 2015 as mentioned above:

TELECOM ARGENTINA S.A.

	2013	2014	2015 Estimated (*)
Consumer Price Index
Consumer Price Index (annual)	10.9%	23.9%	20.6%
Consumer Price Index (3 years accumulated)	34.7%	52.4%	65.8%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	14.8%	28.3%	19.2%
Internal Wholesale Price Index (3 years accumulated)	46.2%	66.5%	75.4%

(*) Consumer Price Index and Internal Wholesale Price Index published by INDEC until October 2015 were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were updated with November and December 2015 Consumer Price Index average rates for this two months (7.8%) published by the Province of San Luis and the City of Buenos Aires.

According to the high inflation levels in Argentina registered in late years, management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph. On the basis of the analysis made by management and other evidence available as of the date of issuance of these consolidated financial statements, management concluded that Argentina does not qualify as a “hyperinflationary” country in terms of IAS 29.

The conclusion that Argentina’s economy should not be considered hyperinflationary under IFRS is consistent with the conclusions of the “International Practices Task Force” in 2013, 2014 and 2015, which the Company had accessed. An extract of the meeting held in November 2015, stated the following: “The SEC staff noted the IMF’s concerns on the accuracy of CPI data for 2013 and prior periods. Although this situation, the SEC staff has not observed the objectively verifiable information that would indicated that Argentina’s economy was highly-inflationary as of December 31, 2014.... The SEC staff would expect registrants to monitor the New CPI inflation data in combination with other pertinent factors and data points, in determining whether Argentina should be considered a highly-inflationary economy.”

While there may be differences in the definition of a hyperinflationary environment between IFRS and US GAAP, the Company believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, on this condition, considers consistent the conclusions arrived in its analysis.

It is also worth mentioning that statistics published by the States suggested by INDEC results in dissimilar price index for the 36 months period ended in December 2015. The Consumer Price Index accumulated for that period in the City of Buenos Aires and the Province of San Luis were 121.8% and 141.3% respectively. However, the Company’s Management decided to perform the analysis required by IAS 29 considering INDEC’s official statistics that cover the whole country. Therefore, if the INDEC retrospectively modifies the price index published (after considering the “statistic emergency” solved) the result of the Company’s analysis could be different.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No.664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities —including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

Company’s Management believes that the periodic assessment of the macroeconomic environment in Argentina and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, related to the significant impact that such restatement might have on their financial position and results of operations, including the Telecom Group.

The Company’s Management will continue verifying the Price Index evolution in Argentina in order to comply properly with IAS 29 provisions, and according to local and foreign Regulation Authorities provisions. In that regard, as of the date of issuance of these consolidated financial statements, local regulation authorities forbid to file “financial statements in constant currency” according to Decree No.664/03 and its amendments.

TELECOM ARGENTINA S.A.

Note 2 - Regulatory framework

(a) Regulatory Authority

Telecom Argentina and its domestic subsidiaries operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

Until the issuance of Law No. 27,078 (hereinafter “Ley Argentina Digital” or “LAD”, as explained in e) below), which was published in the Official Bulletin on December 19, 2014 and has been in force since its publication, the telecommunication services provided by the Company and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services.

The LAD created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the PEN which would act as the Regulatory Authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning the Information and Communications Technologies (“ICT”) in general, and in particular of the telecommunications, of the postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No.267/15 published in the Official Bulletin on January 4, 2016. The DNU substantially amends Law No.26,522 (Audiovisual Communication Services — “SCA”) and Law No.27,078 (LAD) and also creates the National Communications Agency (“ENACOM”) as a new Regulatory Authority of those laws. The ENACOM replaces the AFTIC and AFSCA (“Federal Authority of Audiovisual Communication Services”). This new Authority acts as an autonomous agency, within the scope of the Ministry of Communications. Further information on Decree No.267/15 - Amendments to the LAD is included in f) below.

Additionally, Decree No.13/15 creates the Ministry of Communications. The organizational structure of the Ministry was approved by Decree No.268/15, issued on December 29, 2015 (published in the Official Bulletin on January 4, 2016).

The Board of ENACOM will be composed of a Chairman and 3 directors appointed by the PEN, as well as 3 directors appointed by the Bicameral Commission of Audiovisual Communication and ICT services. The quorum will consist of the presence of 4 of its members. There are no special eligibility conditions to be appointed as a member of the Board, but member cannot have any incompatibilities under the provisions of Law No.25,188 (“Public Ethic”). The ENACOM members can be removed directly and without reason by the PEN.

The ENACOM has started its operations on January 5, 2016 with the 4 directors appointed by the PEN through Decree No.7/16, thus resulting in the constitution of the ENACOM as established by Article 23 of Decree No. 267/15.

(b) Regulatory framework of the Company and Personal services

Among the principal features of the regulatory framework governing the services provided by the Company and its domestic subsidiaries is worth mentioning:

•                  The LAD, as amended by Decree of Need and Urgency No.267/15;

•                  Law No.19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD;

•                  The Privatization Regulations;

•                  The Transfer Agreement;

•                  The Licenses for providing telecommunication services granted to Telecom Argentina and Telecom Personal through several regulations; and the List of Conditions and their respective regulations.

In addition, Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in force to the extent that it does not conflict with the provisions set out under the LAD, for the time required by the Regulatory Authority to draw up the regulations concerning the Licensing Framework for ICT Services, the Interconnection Regulation, the Universal Service Regulation and the Administration, Management and Control of the Spectrum Regulation. Also, the new Law states that Law No.19,798 (“Ley Nacional de Telecomunicaciones” passed in 1972) and its amendments shall remain in force in respect of those regulations not opposing its provisions.

TELECOM ARGENTINA S.A.

Núcleo, Personal’s Paraguayan subsidiary, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos S.A. is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

(c) Licenses granted as of December 31, 2015

•             To the Company

As of December 31, 2015, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

•             To the Company’s subsidiaries

As of December 31, 2015, the Company’s subsidiaries have been granted the following licenses:

•                  Personal has been granted a non-expiring license to provide mobile telecommunication services (STM) in the Northern Region of Argentina, and data transmission and VAS throughout the country. In addition, Personal owns licenses to provide mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014, Personal has been granted a license to provide Mobile Advanced Communications Services (SCMA) for 15 years as explained in h) below.

•                  Núcleo, a company controlled by Personal, has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has been granted a license for the installation and provision of Internet and Data throughout Paraguay. All these licenses have been granted for renewable five-year periods.

•                  Personal Envíos, a company controlled by Núcleo was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No.6 issued on March 30, 2015 and its corporate purpose is restricted to such service.

(d) Events of revocation of the Licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruption of all or a substantial portion of service;

•                a modification of corporate purpose without prior approval of the Regulatory Authority or change of domicile to a jurisdiction outside Argentina;

•                  a sale or transfer of the license to third parties without prior approval of the Regulatory Authority;

•                  the sale, encumbrance or transfer of assets which has the effect of reducing services supplied, without the prior approval of the Regulatory Authority;

•                  a reduction of Nortel’s ownership of in the capital stock of Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ ownership to less than 51% of the capital stock with voting power, in either case without prior approval of the Regulatory Authority (as of December 31, 2015, all Nortel’s ordinary shares belong to Sofora. Additional information in Note 27);

•                  any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina which has not been executed ad referendum of the approval of the ENACOM and informed within 30 days following its completion (according to the provisions of Article 8 of Decree No.267/15); and

•                  the Company’s bankruptcy.

If the Company’s license is revoked, Nortel must transfer its interest in the Company’s capital stock to the Regulatory Authority in trust for subsequent sale through public auction.

Once the sale of the shares to a new management group is performed, the Regulatory Authority may renew the license to the Company under the terms to be determined.

TELECOM ARGENTINA S.A.

STM, SRMC and PCS Personal’s licenses are revocable in case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruptions of the services as set forth in the List of Conditions;

•                 any transfer of the license and/or the related rights and obligations, without the approval of the Regulatory Authority (according to the provisions of article 8 of Decree No.267/15);

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

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

•                 repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13 (further information on filings of the Company and Personal against the sanction processes initiated by the Regulatory Authority related to quality matters is disclosed in j) below);

•                  repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

•                  repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

•                  assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without the authorization of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  repeated interruptions of the services;

•                  any voluntary insolvency proceedings or bankruptcy of Núcleo;

•                  non-compliance with certain service obligations.

According to the Resolution No.6/2014 of the Central Bank of Paraguay Personal Envíos’ license to provide Electronic Payment services may be revoked by:

i) insolvency proceedings or bankruptcy,.

ii) sanctions imposed by the Central Bank of Paraguay, with prior administrative proceedings, regarding the performance of operations that are forbidden by the legislation in force.

(e) Law No.27,078 — Argentine Digital Law

Among the most relevant contents in the LAD which amended the regulatory framework in force as of December 19, 2014 as regards telecommunications are:

a)                the recognition as an essential and strategic public service of ICT as regards the use and access to the telecommunications networks, for and between licensees of ICT services (subsequently repealed by Article 22 of Decree No.267/15);

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

d)                 the amendments as regards Universal Service (further information in g) below);

e)                  the asymmetric regulation as universalization tools towards the development of an effective competition.

The Law declared of public interest the development of ICT and its associated resources, in order to establish and ensure complete neutrality of networks, and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation.

The new Law set forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, in which case, the corresponding license must be requested to the proper authority. Also, the new Law allowed ICT services licensees included in the restrictions of the Audiovisual Services Communications Law (among them, Telecom Argentina) to provide audiovisual communications services. Nevertheless, that regulation was partially amended by Decree No 267/15 (see f) below).

TELECOM ARGENTINA S.A.

According to the LAD provisions, Telecom Argentina amended its corporate purpose during 2015, which was approved by AFTIC Resolution No.19/15. Further information is disclosed in Note 1.a).

Also, the law established the framework for suppliers and licensees entering the audiovisual communication services market (among them, Telecom Argentina and its domestic subsidiaries) setting forth that the Federal Authority of Audiovisual Communication Services (replaced by the ENACOM since Decree No.267/15 enforcement) would determine the go-to-market conditions of audiovisual communication services for ICT suppliers and licensees. The Law also stated a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the ICT licensees with significant market power would not be able to provide audiovisual communication services.

It also set forth that the ICT service should be provided throughout the national territory, considered for that end as a unique area of exploitation and supply, and the modification of the interconnection schedule, imposing higher obligations to the operators and more rights to the Argentine government for the regulation in this sense of the wholesale market.

According to the LAD provisions, the SBT holds its status of public service (section 54), but with a different scope than the previous regulations provisions. It was defined as the national and international telephone voice service, through the local networks, notwithstanding the technology used for its transportation, provided that it complies with the objective of allowing its users to communicate with each other (section 6 paragraph c)). In addition, in section 90 of Title XI, it established that said definition, comprises the senses of the definition established in the Bidding Terms and Conditions for the International Public Bidding process for the Privatization of the Supply of the Telecommunications Service timely approved by Decree No.62/90.

The LAD introduced substantial changes to the SU regulation established by Decree No.558/08. Among its provisions the LAD creates a new FFSU and provides that the investment contributions for the SU programs shall be managed through this fund, which assets belong to the Argentine government. Further information see g) below.

Law No.19,798 Telecommunications Act (passed in 1972), as amended continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Article 39 of Law No.19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No.764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect, during the time it takes to the Regulatory Authority to issue new licensing, interconnection services, universal service and spectrum regulations.

(f) Decree No. 267/15 — Amendments to the “LAD”

On January 4, 2016, Decree No.267/15 was issued, amending Law No.26,522 (Audiovisual Communication Services) and Law No.27.078 (LAD). As mentioned above, “ENACOM” was created as the Regulatory Authority applicable of these laws.

One of the main amendments to the LAD consists in the incorporation of Television Services provided by subscription (physical or radio electric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No.26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No.267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT services license.

Broadcasting supplied by subscription licenses (physical or radio electric link, such as Cable TV) issued before the application of Decree No.267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, the Decree states a 10 years extension from January 2016, for the use of frequency spectrum to radio electric link provided by subscription license holders.

Among the amendments that replaces Article 6 of the LAD is the incorporation of “video on demand service”, defined as a service offered by an ICT services supplier to provide access to software under demand on a catalogue basis. On January 7, 2016 the Company and Personal presented to the ENACOM an application for the registration of the broadcasting by physical or radio electric link service, describing the service characteristics which registration was requested. As of the date of issuance of these consolidated financial statements, the ENACOM resolution is still pending.

TELECOM ARGENTINA S.A.

Decree No.267/15 replaced the LAD’s article No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No.264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93 are prohibited from providing Broadcasting under subscription services (for example, video cable services and IP TV) until January 1, 2018 (this term can be extended by 1 additional year). Also, the Decree replaces article 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No.264/98 and mobile services providers with licenses granted by Decree No.1,461/93, which choose to provide broadcasting under subscription services.

Article 28 of Decree No.267/15 created, within the Ministry of Communications, the Commission for the Preparation of the Reform, Update and Unification Draft Law of Laws No.26,522 and 27,078. The Commission will be responsible for the study of both laws reforms under the principles established therein.

As the date of issuance of these consolidated financial statements, the regulation that should provide the Regulatory Authority is pending. The Company’s management expects that such regulation will clarify the scope of several aspects of the LAD and Decree No 267/15 for a better evaluation of operational and economic-financial impacts that the LAD could have on the Telecom Group’s business.

Furthermore, the Decree states that licenses transfers and stake holdings that imply loss of corporate control must be approved by ENACOM, proving a new procedure by its article No. 8 and establishing that licenses transfers and stake holdings in licensees will be considered ad referendum of ENACOM approval. Additionally, shareholders of at least 10% of companies that provide public services are forbidden to hold Broadcasting services provision under subscription registration. However, this clause does not apply in the following cases: (i) nonprofit entities that hold a license or permission issued by the Argentine National, Provincial, or Municipal governments to supply public services (cooperatives providers of telephone services, for example); (ii) Entities included in article No.94 of the Decree (whereby Telecom Argentina and Personal are included), which are allowed to provide the service after the expiration of the term mentioned in that clause.

Among other clauses, the Decree establishes issuance and objections procedures (from other service provider in the same area at the time of application for registration), within the scope of Argentina CNDC. This procedure is not applicable to nonprofit entities that exclusively supply ICT public services.

Decree No.267/15 repealed article No.15 and article No.48 paragraph two of the LAD. Therefore, the following provisions no longer have effect: (i) the condition of essential and strategic public services of ICT regarding the access to the telecommunications network for the “ICT services” license holders; and (ii) the Regulatory Authority power to regulate tariffs due to public interest reasons.

According to Law No.26,122, the Bicameral Committee must determine the validity or invalidity of the Decree and present its determination to the plenary meeting of each Chamber of Congress for its specific treatment. Rejection of a Decree by both Chambers of Congress would repeal the Decree, while upholding the rights acquired during its enforcement (Article 24 of Law No.26,122).

The Decree also establishes several amendments to the Audiovisual Communications Services Law (SCA).

(g) Universal Service Regulation

Decree No. 764/00

Annex III of Decree No.764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation also established the exemption to contribute to the FFSU in the following events: i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exists in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

SC Resolution No.80/07 stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at Banco de la Nación Argentina. CNC Resolution No.2,713/07, issued in August 2007, established how these contributions are to be calculated.

Decree No. 558/08

Decree No. 558/08, published on April 4, 2008, introduced certain changes to the SU Fund regime, replacing the Annex III of the Decree No. 764/00.

TELECOM ARGENTINA S.A.

The Decree established that the SC would assess the value of service providers direct program contributions in compliance with obligations promulgated by Decree No.764/00. It would also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

In defining “Universal Service,” the new regulation established two categories: a) geographical areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC would review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such were determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs were selected by competitive bidding.

The Decree required Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree.

The Decree required telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and kept the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

Providers of telecommunications services should rely on the advice of a Technical Committee made up of seven members (two members should be appointed by the SC, one member should be appointed by the CNC, three members should be appointed by the telecommunication services providers — two of which should be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — and another member had to be appointed by independent local operators). This Technical Committee was informed by the SC of the programs to be financed and was responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee was created. Additionally, telecommunications service providers sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No.7/09.

On December 9, 2008, the SC issued Resolution No.405/08 which was objected by the Company and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of Basic Telephone Services” that will be subsidized with funds from the SU Fund. The program sought to provide local telephony, domestic long distance, international long distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aimed to reclaim the Broadband service to state-run educational institutions and public libraries, respectively, and were implemented through the use of the FFSU resources. Telecom Argentina was awarded with the “Internet for educational institutions” program and is finishing the last project facilities, reaching 1,540 schools. This program represents a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. During 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the auction. As of the date of issuance of these consolidated financial statements, the auction is pending of definition.

TELECOM ARGENTINA S.A.

On November 11, 2010, the SC issued Resolution No. 154/10 adopted the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution included several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 558/08 was issued. It also provided that until the SC determined the existence of programs, the amounts that would correspond to their implementation would be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they should be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they should deposit the SU contributions under the provisions of SC Resolution No.154/10.

Amendments of the LAD to the SU Regulation

In December 2014, the LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions the LAD establishes the creation of a new FFSU and the fact that the investment contributions corresponding to the SU programs be managed through said fund, whose assets shall belong to the Argentine government.

The licensees of ICT Services (among them, Telecom Argentina and Personal) are obliged to make investment contributions to the FFSU equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the Regulatory Authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

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

Through registered letters received on August 13, 2015, the AFTIC gave notice to the Company and Personal that on July 28, 2015, the Argentine government, through this Enforcement authority held as trustor, entered into an administrative trust fund with Nación Fideicomisos S.A. (as trustee) called “Contrato de Fideicomiso Argentina Digital” (Argentina Digital Trust Fund). The AFTIC has assigned the trustee as fiduciary of the investment contributions to the FFSU, which are equivalent to 1% of total revenues recorded since July 1, 2015 and to be collected as of August 3, 2015 for the supply of ICT services included in the scope of the LAD, net of payable taxes and fees, in accordance with article 22 of the abovementioned Law. It also reported the information of the bank account in which the deposit of the mentioned contribution was to be made in the future.

As a response to the notice, on September 3, 2015, the Company and Personal made their respective filings before the AFTIC requesting some clarification in relation to the implementation of the new FFSU, and expressly reserving the rights in relation to the rules issued by the LAD.

Through the Official Notice published in the Official Bulletin on September 1, 2015, the AFTIC communicated to all licensees of ICT services that as of the date of the Bulletin the FFSU assets managed by Banco Itaú S.A. would be transferred to account No. 659.051.294/5 corresponding to the new escrow account of Nación Fideicomisos S.A., and that as a result, investment contributions corresponding to SU programs would cease to be paid into the trust account of Banco Itaú and should be funded in the aforementioned account. In addition, by means of the notice published in the Official Bulletin on September 2, 2015, Banco Itaú notified all licensees that as of September 1, 2015, the deposit of new funds in the trust under liquidation would not be allowed.

On September 10, 2015 the Company and Personal filed before the AFTIC their respective SU contribution affidavits corresponding to the revenues recorded in July 2015, clarifying that these presentations were made with the understanding that the operational rules related to the FFSU contribution, regulated by Decree No. 558/08 and related provisions, were in force. Additionally, Personal proceeded to deposit the corresponding contribution in the new FFSU account reported through the Official Notice published by the AFTIC.

TELECOM ARGENTINA S.A.

In its filings, the Company and Personal had stated that the filing of the affidavits and - in the case of Personal - the deposit did not imply explicit or implicit consent of the regulations issued by the LAD, and expressly reserved their rights in relation to the unconstitutionality of the provisions set forth in articles 21, 22, 91 and related provisions of said law, as well as the claim of any rights arising from the acknowledgement of this argument.

As of the date of issuance of these consolidated financial statements, neither the Company nor Personal has received an answer to its filings of September 3, 2015, or published any new regulation or additional instruction in relation to SU.

FFSU — Impact in Telecom Argentina

Several years after the market’s liberalization and the effectiveness of the first SU regulations, incumbent operators have not received any set-offs for providing services as required by the SU regime and the LAD.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No.80/07 and No.154/10 and CNC Resolution No.2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $2,020 (unaudited). This receivable has not yet been recorded as of December 31, 2015 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting to approximately $1,768 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

Telecom Argentina was notified of SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service”, respectively, did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore they cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

The Company’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $741 and are included in the credit balance mentioned in the second paragraph.

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

FFSU — Impact in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No.80/07 and No.154/10 and CNC Resolution No.2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No.154/10 previously described. Since January 2011, the SU Fund contributions were made into such escrow account.

On January 26, 2011 the SC issued Resolution No. 9/11, establishing the “Infrastructure and Facilities Program”. The Resolution provided that telecommunication service providers could contribute to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No.764/00, before the effective date of Decree No.558/08.

TELECOM ARGENTINA S.A.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. Personal submitted its calculations from 2001/2007 related to the mentioned project to be financed through its own SU contribution of such periods as required by the SC.

On April 9, 2014 Personal filed an amendment proposal for the project within the scope of Resolution No. 9/11, pursuant to the SC’s request. This new filing consists only of additional detailed information about the project’s scope. As of the date of issuance of these consolidated financial statements, the project is pending of approval.

On July 5, 2012, the SC issued Resolution No.50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Article 3 of Resolution No.80/07, or Article 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No.9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No.50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No.558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under protest of those concepts in their monthly affidavits.

The Management of Personal could not assure that this issue would be favorably resolved in the administrative stage.

(h) Spectrum

SC Resolution No. 38/14

On July 7, 2014, SC Resolution No. 38 was published in the Official Bulletin which announced a Public Auction process (the “Auction process”) for the awarding of the remaining frequencies of the Personal Communication Services (PCS), of the Cellular Mobile Radiocommunication Services (SRMC), as well as those of the new spectrum for the Advanced Mobile Communications Service (SCMA) recently created.

The Terms and Conditions organized the aggregate of the spectrum to be auctioned in 10 Lots, being the first one to be auctioned exclusively among entering operators. The Public Auction took place on October 31, 2014. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8. Telefónica Móviles Argentina S.A. (Movistar), América Movil S.A. (Claro) and Arlink S.A. also participated in the Auction.

Through SC Resolution No.79/14 the SCMA service was awarded to Personal, while through SC Resolutions No. 80/14, 81/14, 82/14 and 83/14 that were published in the Official Bulletin on November 27, 2014, the following frequency bands were awarded to Personal:

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

Personal paid for the awarded frequency bands, and also constituted the corresponding performance guarantees. In the case of Lot No. 8, the payment was made on account of the single and total price offered for this Lot.

TELECOM ARGENTINA S.A.

Personal asked that the assignment of the Frequency Bands for the SCMA services in Lot No. 8, which was partially awarded to Personal through SC Resolution No.83/14, be completed and reserved the applicable rights.

The full awarding of Lot No. 8 became essential for compliance with the commitments foreseen in the Auction Terms and Conditions. Once the awarding process was completed, Personal had access to SCMA Frequency Bands 713-723/768-778, and Personal paid the equivalent of US$ 247.3 million (the remaining balance of the bid) and constituted the performance guarantees of 15% of the said amount.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority would extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority).

The Auction Terms and Conditions also established strict coverage and network deployment commitments which require significant investments to Personal. Additional information is provided in Note 18.e).

Through SC Resolution No. 25/15, issued on June 11, 2015, the SCMA Frequency Bands 713-723 MHz and 768-778 MHz for the National Exploitation Area were assigned to Personal, which composed Lot 8 and that were pending of assignment by the SC.

On June 25, 2015, Personal paid the auctioned amounts related to the assigned Frequency Bands (equivalent to US$ 247.3 million) according to the Terms and Conditions provisions and its clarifying amendments. Thus, Personal fully paid the aggregate bid amount for Lot 8. Through this payment and pursuant to Article 54 of the Terms and Conditions the performance guarantee of 15% of the auction assigned to Personal by SC Resolution No. 25/15 was constituted.

These rights of use of Frequency Bands were recorded as Intangible Assets amounting to $2,256 (Note 9) — that includes $13 related to the IDC costs — which are depreciated according to Note 3.i) 3G and 4G Licenses of the consolidated financial statements.

As a result, the aggregate amounts recorded as Intangible Assets as of December 31, 2015 related to the 3G and 4G licenses awarded to Personal in the Auction, amounted to $5,786.

Frequency bands of SC Resolution No.25/15 are partially in use. SC Resolutions No.17/14 and No.18/14 granted a period of two years for the migration of the systems that are currently operating the mentioned frequency bands.

Through Resolution No. 155/15 issued on September 2, 2015, the AFTIC terminated the spectrum assignment granted to Arlink S.A. through Resolutions No. 28, 29, 30, 31 and 32 issued on June 11, 2015, and the registries conferred through Articles 1 and 2 of SC Resolution No. 27/15 issued on June 11, 2015, for the provision of PCS and SCMA services.

Additionally, the Public Auction of Lot 1 was declared desert regarding the assignment of the frequency bands for the provision of PCS, SRMC and SCMA services, approved by Article 1 of SC Resolution No. 38/14.

Personal made a presentation expressing its interest in the frequency bands comprising Lot 1.

On November 4, 2015, Law No. 27,208 (“Satellite Industry Development Law”) came into effect declaring the development of the satellite industry as public interest as well as a state policy and national priority with regard to telecommunications geostationary satellites. That law granted to the company ARSAT, on a preferential basis, the frequency bands of Lot 1. The law also provides that these bands will be used for the implementation and operation of services and applications for which they are or will be assigned, giving priority to applications of Public Protection and Defense Operations. This will complement the ARSAT ICT network services and will primarily serve the most vulnerable areas of the country.

(i) SC Resolution No.1/13

On April 8, 2013, SC Resolution No.1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, SC Resolution No.1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

TELECOM ARGENTINA S.A.

As of the date of issuance of these consolidated financial statements, Personal has appealed SC Resolution No.1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

On January 26, 2015, the CNC provided comments on Personal’s Contingency Plan and also required the reporting of the measures chosen to implement the Plan and the status thereof. Personal filed to AFTIC a new Contingency Plan with the required amendments. As of the date of issuance of these consolidated financial statements, the Regulatory Authority has not pronounced on this matter.

(j) SC Resolution No.5/13

On July 2, 2013, SC Resolution No.5/13 was published in the Official Bulletin. This Resolution approved a “telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina, as well as the obligation to provide periodic information to the CNC.

CNC Resolution No.3,797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

Pursuant to the provisions of CNC Resolution No.3,797/13, the Company and Personal have submitted their respective “Technical Reports” (detailed technical specifications of the measurement process) and have made their submissions providing the required information pursuant to the provisions of SC Resolution No.5/13.

On August 14, 2014 the CNC notified the Company and Personal that the audits and technical verifications that the Regulatory Authority shall perform on the supply of services regarding licenses of the Company and Personal will be performed following the processes and methods of measurement exhibited in the respective presentations of the “Technical Reports”. The CNC also notified the Company that these shall be carried out using the principles set forth in SC Resolutions No.5/13 and CNC No.3,797/13. Notwithstanding, the CNC developed verification tasks of the mobile services by means of tests of calls and data with measuring mobile devices in different locations of the country using procedures different from those defined in the Quality Regulation and published the results at “quenosecorte.gob.ar”.

Within the scope of said verifications, the CNC initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No.3,797/13. The Management of Personal has in a timely basis submitted its solid legal defense against these claims.

Since the enforceability of this Resolution is subject to the compliance of certain steps for its implementation with the previous approval of the Regulatory Authority, the Company and Personal have carried out the corresponding reservations of their rights in each of their submissions. In addition, the Company has stated in its different submissions that, due to the special circumstances that affected its tariff structure, the compliance of the burdensome operative and customer service parameters set forth in SC Resolution No.5/13 should not apply.

(k) Regulation of Virtual Mobile Operators

SC Resolution No.68/14, published in the Official Bulletin on October 28, 2014, approved the Regulation of Virtual Mobile Operators (“VMO”) and the Basic Requirements for VMO Agreements. Among its provisions, the Resolution states that the Network Mobile Operators (“NMO”) that have spectrum and infrastructure, shall annually file a reference offer for those interested in providing services as VMO, in which they will set forth the technical and economic conditions, which shall be reasonable and non-discriminatory. The Resolution also provides the modalities and procedures for the provision of such services. According to Article 2 of the Annex of the Resolution, the Regulation is applicable to SCMA.

(l) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in social security contributions occurring after November 8, 1990 and the proposed use for the resulting savings and increases in contribution rates that have occurred.

The Company had recorded a liability related to the savings caused by reductions in the levels of social security contributions initially earmarked for the argentina@internet.todos Program. The mentioned savings were substantially generated during fiscal year 2000. Resolution No. 41/07 allowed the Company to recover the increases in social security contributions that it has to pay as a consequence of the increase in social contributions rates.

TELECOM ARGENTINA S.A.

Within this context and considering applicable the principle of tax stability provided by the Transfer Agreement approved by Decree No. 2,332/90, the Resolution authorized the aforementioned savings being offset with the amounts arising from the application of the mentioned increases.

The offset of both concepts and the determination of a balance, were subject to the audit results performed by the Regulatory Authority according to the information provided by the Company. The mentioned audit was performed during the third quarter of 2007. The Company took knowledge of the proceedings, in which the CNC recognized a receivable arising from increases in social contributions within the scope of Resolution No. 41/07 and canceled liabilities from reduction in social contributions and other sanctions imposed to the Company.

As of December 31, 2015, the Company has a net receivable of $61 which, in addition to the receivable of $23 corresponding to the IDC as explained in (m) below, is included in the line item “Other receivables” as non-current receivables.

Since Resolution No. 41/07 provides the Company the right to offset receivables with existing and/or future regulatory liabilities and, given the Company’s intention to exercise this right, the receivable was recorded net of several provisions. As of December 31, 2015, the provisions which can be offset with the receivables arising from Resolution No. 41/07 and from IDC amounted to $84.

It is worth mentioning that since December 2008, the Company continued its practice of billing customers for the increases in its social security contribution rate accrued from October 2008, applying the same method used to bill the IDC.

(m) Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No.72/03, defined the method to allow, going forward, rate increases on Basic Telephone Services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No.72/03. The Company planned to claim such amount within the rate renegotiation process (see (o) below).

In April 2007, the Company provided the CNC with supporting documentation about this amount and in May 2007 filed its preliminary economic evaluation to the Regulatory Authority. The Company took knowledge of the Regulatory Authority’s documentation which corroborates the amount claimed by the Company and provides a similar offsetting method pursuant to Resolution No.41/07 (as described in (l) above). As a result, the Company recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the provisions for regulatory matters described above.

(n) Tariff structure of the national and international regulated fixed line services

Price Cap

The Price Cap was an annual rate regulation method which included increases components (pulse price increases - based in the U.S. Consumer Price Index (“U.S. C.P.I.”) — which was applied in April and October of each year) and reduction components (an efficiency factor which was applied in November of each year).

As a result of the 1999 Price Cap audit process and Telecom Argentina’s reviews, the Regulatory Authority notified to the Company, in August 2009, of the existence of an outstanding balance of $3.1 plus interest. The Company has offset this amount with the receivable resulting from SC Resolution No. 41/07 described in (l) above.

On April 6, 2000, the Argentine government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set an efficiency factor or rate reduction of 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to October 2001.

The Company timely presented all the required information for the Price Cap audit, however, as of the date of issuance of these consolidated financial statements, the 2000 Price Cap audit results are still pending. Taking into consideration the time elapsed since the beginning of the audits, in the opinion of the Company’s legal counsel, any balance pending application should be prescribed.

In April 2001, the Argentine government, Telefónica and the Company signed an agreement (“2001 Price Cap”) that set an efficiency factor of 5.6% for the period from November 2001 to October 2002.

TELECOM ARGENTINA S.A.

However, in October 2001, an injunction against Telecom Argentina disallowed it to apply rate adjustments by reference to the U.S. C.P.I. The Company appealed this injunction arguing that if one part of the formula could not be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited rate adjustments, resulting in the Pesification and the freezing of the regulated rates.

(o) Renegotiation of agreements with the Argentine government

Convertibility period of the peso to the US dollar: dollarization rates.

On November 28, 1991 the Company and Telefónica signed an agreement with the Argentine government related to the rate regime, which was ratified by Decree No. 2,585/91 and was effective from December 18, 1991. The most relevant aspects included in this agreement that amended the rate regime provided by the Transfer Agreement were:

1. The rate, measured in basic telephone pulses, was set in US dollars, adjustable twice a year (April and October) based on the variation of the U.S. C.P.I. (all items). These rate adjustments did not require the prior approval of the Regulatory Authority. Since 2000 these rate adjustments were not applied according to agreements signed with the SC, which delayed its implementation. Subsequently, in October 2001, an injunction prevented the continuity of application, as indicated in n) above.

2. The customers billing continued performing in local currency.

Rates pesification

On January 6, 2002, the Argentine government enacted Law No.25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”). This Law, by Article 8, annulled adjustment clauses in dollars or other foreign currencies and indexation clauses based on price index and any other indexation method. As a consequence, from that date the Company’s rates were set in pesos at the exchange rate $1 argentine peso per US$ 1.

According to Decree No. 293/02, a process of renegotiation of contracts with the Public Administration was initiated, which provided, among other things, the revision of the Company’s rates. The Argentine government was entitled to renegotiate these agreements based on the following criteria:

•                  the impact of rates on the competitiveness of the economy and income distribution;

•                  the quality of services and investment plans, when were contractually agreed;

•                  the users interest and services accessibility;

•                  the security of the systems;

•                  the companies’ profitability.

This Decree instructed the Ministry of Economy to renegotiate of these agreements and created the Agreement Renegotiation Commission to provide the Ministry with the assessment that each case required.

To accomplish with such renegotiation process, the Company timely filed to the Agreement Renegotiation Commission all the information regarding the impact caused by the economic emergency on its financial situation, mainly on revenues, and existing methods for updating rates according to operating costs, to debt, to payment commitments with the Argentine government and to future and ongoing investments.

In July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), which continued the agreement renegotiation process and continued the procedures already in progress with the previous Commission. The PEN must refer the proposed renegotiation agreements to the National Congress, which must arrive to a conclusion within sixty days from the proposal reception. If the National Congress would not conclude, the proposal was automatically approved and, if the National Congress rejected the proposal, the PEN must resume the corresponding renegotiation agreement process.

In October 2003, was issued Law No. 25,790, which extended until December 31, 2004 the period to renegotiate the public works and services agreements. From December 2004, several laws were issued that have extended the renegotiation agreements deadline. The latest Law No. 27,200 extended the mentioned deadline until December 31, 2017.

TELECOM ARGENTINA S.A.

Letters of Understanding (“LOU”) with the Argentine government

On May 24, 2004, the Company signed a LOU with the Argentine government pursuant to which the Company committed not to modify the current rate structure through December 31, 2004 and to continue with the rate renegotiation process, which the Company expected to have concluded before December 31, 2004. It was also agreed to implement some social services to promote accessibility to telecommunications services, implemented through the following SC resolutions.

•                                       Through Resolution No.262/04, the SC approved service 0612 Internet access to communities located at a distance greater than 55 kilometers with respect to the centers 0610 located in larger cities. The provision of this service began by the end of 2004 and, as of the date of issuance of these consolidated financial statements, is operating in about 300 locations.

•                                       Through Resolution No.263/04, the SC approved the implementation of a calling card with discounts for beneficiaries of the Jefes de Hogar social plan, which did not have a telephone line. The compromised 250,000 cards were available to the Ministry of Employment and Social Security during March 2005. The Company also cooperated delivering the mentioned cards to municipalities, according to the Ministry instructions.

•                                       Through Resolution No.73/05, the SC instructed Telecom Argentina to provide low consumption discounts to beneficiaries of the Jefes de Hogar social plan. According to this social plan beneficiaries’ list sent by the Ministry of Employment and Social Security, the Company has provided the low consumption discounts to those beneficiaries who accomplished the registration conditions.

As the relevant SC Resolutions were issued, Telecom Argentina finished complying with the obligations undertaken in this agreement.

New LOU with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU with the UNIREN, within the framework of the renegotiation of its license, which had begun in 2004. Upon the fulfillment of the procedures set forth in the rules and regulations in effect, the LOU provides the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

The main terms and conditions of the Letter included:

•              The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending of resolution, which were expected to be resolved by June 30, 2006 (some of these matters are described above). The Regulatory Authority continued to analyze such open issues, and, accordingly, their resolution would be disclosed gradually;

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

•              Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.A., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the LOU. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•              An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•              Off-peak telephone hours corresponding to reduced rates shall be unified with regards to local calls, long distance domestic and international calls.

TELECOM ARGENTINA S.A.

On May 18, 2006, the LOU was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation should be in effect once all the requirements stipulated in the regulatory framework were complied with, which among other things, requires that a Telecom Argentina Shareholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.A. have timely fulfilled the Agreement’s commitments.

The Renegotiation of the Transfer Agreement and the resolution of the regulatory issues that negatively affected the operations of the Company since the enactment of the Public Emergency Law and the Exchange Regime System Reform in January 2002 (pesification of rates, lack of compensation for SU features, increased penalties for delays in repairing and installation in fixed telephony, etc.), have not been fulfilled by the Argentine government making it responsible for the damages caused.

(p)             Company filings to Regulatory Authority under the LAD

On June 18, 2014, the Company made a filing before the SC requesting the adjustment of the SBT lines’ Connection Fee, in order to obtain an urgent restoration of the balance that must reasonably exist in the operative costs incurred for the provision of the public service under its charge, recomposing the Connection Fee in an equitable manner and pursuant to the legal provisions that govern the licenses granted to the Company, taking into account that the revenues obtained for the installation of the SBT lines was much lower than the direct costs that the Company incurred to connect new customers. In addition, the Company requested that, until such adjustment takes place, such installations become excluded from the sanctioning regime provided by Decree No.1,185/90, Decree No.62/90, and SC Resolution No.5/13.

On July 23, 2014, the Company made a second filing before the SC pursuant to which it requested, among other matters: (i) an adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, the Company also requested the SBT to be excluded from the sanctioning regime provided by Decrees Nos. 1,185/90 and No. 62/90, and SC Resolutions No.10,059/99 and No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would finally result in the provision of better services to its customers.

The Company has not received any answer related to the filing made before the SC.

Following these presentations, on December 19, 2014 the LAD (under Title (VI) “Prices, rates and levies”), established a general rule (Article 48) setting a new legal framework in this matter.

Under the provisions of Article 48 of the LAD, on April 16, 2015, the Company made two presentations before the CNC through which it reported new installation rates for the “business, professional and government” segment (which were applied from April 23, 2015 and will be equal to $690 argentine pesos) and the new monthly rates for this segment (which were applied from July 15, 2015 and will be equal to $77.28 argentine pesos).The presentation was rejected by the CNC through a letter received on April 29, 2015, in which it requested that the Company refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

Likewise, on June 2, 2015, the Company informed the CNC of new rates for the price per minute for calls made by its customers to certain international destinations that became effective on October 15, 2015. The Company also informed the CNC of the new prices applying for public telephony service in the Southern Region and new prices applying to the assisted call service, effective on July 1, 2015.

On June 16, 2015 the Company was notified of the CNC GC Note No.364/15 through which the CNC urged the Company to apply the effective maximum rates approved by the General Tariff Structure to international calls made to the mentioned countries according to the provisions of CNT Resolution No.127/91, as amended. The Company was also asked to refrain from engaging in unilateral conduct, or it could otherwise face penalties under a sanctioning process.

On May 27, 2015 and July 2, 2015, the Company filed its defense of rights in response to both CNC letters.

However, on July 17, 2015, the AFTIC notified the Company of the initiation of a sanction process related to a potential violation of the General Tariff Structure and of CNT Resolution No. 127/91, as amended, with respect to the increase of the installation charges prices and the monthly charges tariffs for the “business, professional and government” segment informed on April 16, 2015.

TELECOM ARGENTINA S.A.

On August 11, 2015, the Company filed before the AFTIC a discharge against the mentioned sanctioning process, which, as of the date of issuance of these consolidated financial statements, is still pending of resolution. In the opinion of the Company’s legal counsel, there are solid legal arguments under the LAD that allow it to perform these price adjustments.

On February 1, 2016, the Company informed the ENACOM, that effective May 15, 2016, the new rate of SBT for residential segment will be $50 argentine pesos (plus VAT) and that the “Retired” customer’s category will have a discount of 50% on the mentioned new rate. As of the date of issuance of these consolidated financial statements, the Company is communicating the new rate to its affected customers.

(q) Other regulations

“Buy Argentine” Act

According to the provisions of Article 1 of Law No. 25,551, which is regulated by Decree No.1,600/02, Telecom Argentina, as a public fixed telephone service licensee, and their respective direct subcontractors, shall give preference to the purchase or lease domestic goods and services.

Article 2 of the mentioned law provides that a good or service is of domestic origin when it has been produced or extracted in Argentina, provided that the cost of raw materials, supplies or nationalized imported materials do not exceed 40% of the goods or services gross production value.

Article 3 of the mentioned law provides that the preference established in Article 1 to domestic goods or services will apply when, for identical or similar goods or services, under cash payment terms, the price is equal to or lower than the price of imported goods or services, increased by 7% when the offering of the good or services is carried out by companies qualified as SME, and 5% when the offering of the good or services is carried out by other companies. For comparison purposes, the price of imported goods shall include import duties and taxes and all expenses required for its nationalization.

The mentioned law provides that the hiring companies shall announce their tenders in the Official Bulletin as required by the regulation involved, so as to provide all possible bidders timely access to information that enables them to participate in the mentioned tender. It is worth mentioning that the communication provided in the hiring processes law for purchases subject to the Buy Argentine Act, establishes a considerable period prior to the issuance of the purchase order. The mentioned Act also establishes criminal sanctions for non-compliance.

Relating to services acquisitions, Decree No.1.600/02 refers to Law No. 18,875, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

In August 2004, the CNC Resolution No. 2,350/04, approved the “Procedure for the accomplishment of the Buy Argentine Act”, which includes the obligation to submit semiannual affidavits related to the compliance with the Act. The Act provides an administrative sanctions procedure for non compliance with this information procedure.

It is worth mentioning that this Act provides to the Company less operational flexibility related to, among other matters, the terms lengthening in tenders, authorizations management prior to acquisitions and higher administrative expenses for the required semiannual information submission.

Núcleo - Auction for 4G spectrum in the Republic of Paraguay

On October 14, 2015 the CONATEL launched the final List and Conditions for the auction of the license for the supply of mobile telephone services, Internet access and data transmission in the 1,700 / 2,100 MHz (4G - LTE) frequency bands in the Republic of Paraguay. The list and conditions were subject to public consultation for two weeks, during which the mobile operators sent their considerations in this regard.

Núcleo assessed the different economic scenarios arising from a possible participation in the auction considering the List and Conditions’ technical alternatives, the availability of spectrum of other frequencies and economic conditions resulting of the list and conditions. After such assessment, Núcleo decided not to participate in the auction process.

TELECOM ARGENTINA S.A.

Note 3 — Significant accounting policies

a)             Going concern

The consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

The financial statements of the Company’s foreign subsidiaries (Núcleo, Personal Envíos, Telecom USA and Springville —up to February 2014-) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for each year.

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

d)             Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Micro Sistemas, Telecom USA, Personal Envíos — only as of December 31, 2015 and 2014, and Springville —up to February 2014-) as of December 31, 2015, 2014 and 2013.

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

TELECOM ARGENTINA S.A.

The Company discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Company and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, the Group only sells equipment to customers and, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

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

Revenues are recognized when services are rendered. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the year.

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

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 8 years in the case of fixed telephony).

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

Revenue on construction contracts recognized in the years ended December 31, 2014 and 2013, amounted to $7 and $19, respectively. The 2014 agreement provides finance within 48 months from November 2014, the date when the implementation of the project was effective. No revenue on construction contracts were recorded for year 2015. As of December 31, 2015, $28 are receivables.

Cost on construction contracts recognized in the years ended December 31, 2014 and 2013 amounted to $6 and $16, respectively. No cost on construction contracts were recorded for year 2015.

TELECOM ARGENTINA S.A.

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

Revenues from the sale of prepaid calling cards are recognized on the basis of the traffic used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

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

TELECOM ARGENTINA S.A.

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

Investments in other short-term investments are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income. During 2015 and 2014, Personal acquired other short-term investments whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

Investments with maturity in excess of 90 days are recorded at amortized cost.

During 2015 and 2014 Personal acquired certain National and Provincial Government bonds (some of which have already matured and have been collected or used for the acquisition of the 3G/4G licenses) with the intention to keep them until maturity. These Government bonds measured at amortized cost are denominated in US Dollars and bear an interest in this foreign currency, consequently for purposes of calculating the internal rate of return (IRR), Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date. The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these bonds are included in Financial expenses as Foreign currency exchange gains or losses.

Likewise, Telecom Argentina and Personal acquired Government bonds during 2015. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value.

Argentine companies Notes, where Personal’s intention was to keep them until their maturity, were recorded at their amortized cost.

Núcleo’s purchase option for the 65% interest stake in Tuves Paraguay S.A. is recorded at its fair value through profit or loss according to IFRS 9.

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

TELECOM ARGENTINA S.A.

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

f.2) Financial liabilities

Financial liabilities comprise trade payables (excluding Derivatives), financial debt, which include Notes as informed in Note 12 to theses consolidated financial statements, salaries and social security payables (see n) below) and certain other liabilities.

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

For additional information about derivatives operations during 2015 and 2014, see Note 20.

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

TELECOM ARGENTINA S.A.

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

The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforceable termination penalty and provide for fixed monthly billing for services. SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and, to a lower extent, of subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

TELECOM ARGENTINA S.A.

• Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 8 years.

• 3G/4G licenses

As described in Note 2.h, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015. In accordance with Article 12 of the Auction Terms and Conditions they were granted for a period of 15 years as from the date of awarding notification. After this deadline, the Regulatory Authority may extend the term at Personal´s request. The extension of the term, the related cost and conditions shall be defined by the Regulatory Authority.

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

As of December 31, 2015 the Telecom Group hold finance leases which represents current commercial liabilities in the amount of $43 and non-current commercial liabilities of $46. The total payable at these leases’ maturity amounts to $96.

TELECOM ARGENTINA S.A.

PP&E included in financial leases as of December 31, 2015 and several of the mentioned leases characteristics are detailed below:

	Book value	Lease term	Depreciation
PP&E — Computer equipment	112	3 years	3 years
Accumulated depreciation	(17)
Net carrying value as of December 31, 2015	95

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

Intangible assets with an indefinite useful life (including intangible assets under development or not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company as of December 31, 2015 and 2014 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the years presented, the Company estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those referred to in the following paragraphs.

During 2015, Telecom Argentina has assessed the recoverability of certain works in progress and materials related to AFA Plus Project, recognizing an additional $107 loss and recording an impairment for the total book value of the assets involved (Note 17.4). Personal has assessed the recoverability of a group of former work in progress, recording an impairment of $44 equivalent to its book value. Likewise, Personal recorded an impairment of $49 related to the total amount of works related to the discontinuation of the Orga Gold IT project and recorded an impairment of $21 related to the mobile access modernization for the introduction of 4G technology. These impairments will be assessed periodically for updating.

The net effects of the constitution and recovery of the mentioned impairments are recorded under “Impairment of PP&E” line item.

TELECOM ARGENTINA S.A.

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

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2015	2014	2013
Discount rate (1)	6.5% - 8.5%	7.0% - 8.5%	8.0% - 10.8%
Projected increase rate in compensation (2)	12.0% - 26.8%	13.0% - 28.2%	15.0% - 25.0%

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

•                  Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” line item in the Fixed services segment.

TELECOM ARGENTINA S.A.

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

If the income tax payments and withholdings exceed the amount to pay for the current tax, the excess shall be recognized as a tax credit, only if it is recoverable.

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

TELECOM ARGENTINA S.A.

The book value of a deferred tax asset shall be revised at the end of every reporting period. The company shall reduce the carrying amount of a deferred tax asset if it is probable that future taxable income will not be available to offset the benefits of the deferred tax asset. This reduction shall be reassessed at each reporting period and reversed if it becomes probable that future taxable income to offset the deferred tax asset will be available.

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

•                  Dividend distributions

Dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina are subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continue to be not subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” (such as, for instance, distributions made from Telecom Argentina to Nortel and those from Personal to Telecom Argentina and Nortel) and regardless of, if applicable, the so called “Equalization Tax”.

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

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2015, 2014 and 2013.

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.2%, 5.4% and 5.3% for the years ended December 31, 2015, 2014 and 2013, respectively.

• Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.g). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

TELECOM ARGENTINA S.A.

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

•                  gains and losses on foreign exchange and financial instruments;

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

TELECOM ARGENTINA S.A.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement item / area	Accounting estimates

Revenues

Revenue recognition is influenced by:

• the expected duration of the relationship with the customer for deferred revenues regarding upfront connection fees;

• the estimation of traffic measures.

• the legal validity of the changes in certain fixed services prices after LAD enforcement (Note 2.p).

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

For the years presented the Company estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and changes in market conditions, could significantly impact these judgments and could require future adjustments to the recorded assets.

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

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 12.4%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes, recoverability assessment of deferred tax assets and other tax receivables

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

The recoverability assessment of the tax receivable related to the Company’s action for recourse (Note 14) is based on the existing legal arguments and the future behavior of the National Tax Authority.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables is an annual rate in pesos of approximately 34% for year 2015 and an annual rate in pesos ranging between 20% and 35% for year 2014. Additionally, a 13% annual U.S. dollars was used for discounting long term receivables denominated in U.S. dollars during 2015 and an annual U.S. dollars rate of ranging between 8% and 13% was used during 2014. Discount rates in Guaranies for loans were 9.96% in both years and for accounts receivables was 9.8% in both years too.

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

TELECOM ARGENTINA S.A.

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

IFRS 15 (Revenue from Contracts with Customers)

In May 2014 the IASB issued IFRS 15. This IFRS applies to all revenue contracts (except for contracts that are within the scope of IAS 17, leases, IFRS 4, Insurance Contracts and IFRS 9, Financial Instruments). IFRS 15 provides a single model for the recognition and measurement of revenues and replaces IAS 11, IAS 18, IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31. It also establishes additional disclosure requirements and a 5-step model for revenue recognition, being the identified steps:

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

The Company has initiated a project to assess the impact of the application of IFRS 15. As a preliminary analysis, the Company believes that there should not be a significant impact - in the mobile business -, since mobile services are sold separately at a single price for each service plan or service package (usually monthly charges). Optionally, the subscriber can purchase the service packages or plans (at the single price at which they are sold) with a handset, at a price contractually established (with profit margin for the Company). It is worth mentioning that the Company does not actually sell handsets separately (for example, without a service plan), and the handsets prices fluctuate among subscribers’ categories according to the Company’s marketing strategy in a very competitive context. Therefore, the Company’s management believes that the services and handsets list prices are evidence of such products fair values representing a source of information in the determination of the standalone selling price of its subscribers’ agreements compliance obligations.

However, there are other technical interpretations that consider that even in the described business conditions, handsets discounts contractually granted should be proportionally allocated between services and handsets chosen by subscribers on the basis of standalone selling price of each product or service. Such interpretations assume that one type of handset or service plan have an unique standalone selling price for all categories of subscribers or circumstances, which is not the case in many of the industries or economic activities. Such interpretations would generate that a same type of service plan (for example, unlimited subscription for $500 argentine pesos per month) was recognized as revenue for a different value than the contractual and fair value if the subscriber had chosen a premium or low handset, depending on the discount level that the Company had decided to award to the handset in that specific operation (without any subsidy or zero revenue margin).

The Company’s management estimates finishing analyzing the final impact of this new standard during 2016.

TELECOM ARGENTINA S.A.

With regards to handset subsidies occasionally granted by the Company to new postpaid subscribers, Management believes that the capitalization of such cost may be discontinued under IFRS 15 in light of the interpretations of the new standard. On the other hand, Management believes that commissions paid for the acquisition of postpaid and “Cuentas Claras” customers in the Mobile Segment and broadband customers in the Fixed Segment will continue to be capitalized under IFRS 15, because these costs are necessary to obtain new contracts with customers and meet the conditions for capitalization under the new standard. These preliminary conclusions are subject to finalizing the detailed analysis undertaken by the Company, which is expected for 2016.

IFRS 15 is effective from annual periods beginning on January 1, 2018. Earlier application is permitted.

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

The amendments are effective for fiscal years beginning on or after January 1, 2016. Earlier application is permitted. The Company uses the equity method as required by RT 26 for the preparation of its Separate Financial Statements, so the application of this amendment will not have an impact on the Company’s statements of financial position, results of operations or cash flows.

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

The amendments are effective for annual periods beginning on or after January 1, 2016. The Company will not have significant impacts on the statements of financial position, results of operations or cash flows for applying this amendment.

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

The amendments are effective for fiscal years beginning on or after January 1, 2016. Earlier application is permitted. The Company will not have significant impacts on the statements of financial position, results of operations or cash flows for applying this amendment.

TELECOM ARGENTINA S.A.

IFRS 16 (Leases)

In January 2016 IFRS 16 was issued.

This standard replaces IAS 17, IFRIC 14 and SIC 15 and 27. The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated in this standard impact mainly on the lessees accounting.

IFRS 16 provides that the lessee recognizes a right of use asset and a liability at present value with respect to those contracts that meet the definition of leases under IFRS 16. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period.

For a company having control of use of an identified asset it:

a) Must have the right to obtain substantially all the economic benefits of the identified assets and

b) Must have the right to direct the use of the identified asset.

The standard excludes short-term contracts (less than 12 months) and those in which the underlying asset has low value (as defined by the standard, low value should be defined by reference to a brand new asset rather than a used one or its net carrying amount).

The new standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for companies that have adopted IFRS 15. During 2016 the Company plans to begin analyzing the impact that this new standard may have on the Group’s financial position, cash flows and results of operations.

Amendments to IAS 12 (Recognition of deferred tax assets for unrealized losses)

In January 2016 the IASB issued an amendment to IAS 12.

The amendment to the mentioned standard provide the way that deductible temporary differences shall be considered in cases where the tax law restricts the sources of taxable profit against which those deductible temporary differences can be offset or not.

On the other hand the amendments clarified how to estimate future taxable profit that should be considered for the recognition of deferred tax assets.

The amendments are effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. The Company is currently analyzing the impact that the adoption of this amendment could have on the Group’s financial position, cash flows and results of operations.

Amendments to IAS 7

In January 2016 the IASB issued an amendment to IAS 7.

The amendment requires information disclosure that enables users of financial statements to evaluate changes in liabilities from financing activities, including changes arising from cash flow movements and changes that do not represent cash flows movements.

The amendments are effective for years beginning on or after January 1, 2017. Earlier application is permitted. The Company is currently analyzing the impact that the adoption of this amendment could have on the Group’s financial position, cash flows and results of operations.

TELECOM ARGENTINA S.A.

Note 4 — Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)             Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
	2015	2014
Cash and cash equivalents
Cash	25	14
Banks	231	370
Time deposits	217	1
Other short-term investments	397	440
Total cash and cash equivalents	870	825
Investments
Current investments
Government bonds at fair value	616	—
Government bonds at fair value — dollar linked	576	—
Government bonds at amortized cost — dollar linked	133	1
Provincial government and Municipal bonds at amortized cost — dollar linked	74	18
Provincial government and Municipal bonds at amortized cost	31	6
Argentine companies notes	—	28
Total current investments	1,430	53
Non-current investments
Government bonds at amortized cost	261	257
Provincial government and Municipal bonds at amortized cost	62	43
Tuves Paraguay S.A. shares purchase option	9	—
2003 Telecommunications Fund	1	1
Total non-current investments	333	301

b)             Additional information on the consolidated statements of cash flows

The Company applies the indirect method to conciliate the net income for the year with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Telecom Group’s cash management and whose balances fluctuate according to the Group’s needs (as happened as of December 31, 2014). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 2015 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

	As of December 31,
	2015	2014	2013
Cash and cash equivalents	870	825	5,224
Financial debt - Bank overdrafts	—	(141)	—
Total cash and cash equivalents at year-end	870	684	5,224

TELECOM ARGENTINA S.A.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Years ended December 31,
	2015	2014	2013
Collections
Collections from customers	42,260	34,396	28,437
Interests from customers	182	160	124
Interests from investments	189	400	584
CPP collections	512	683	690
NDF	12	84	13
Subtotal	43,155	35,723	29,848
Payments
For the acquisition of goods and services and others	(13,122)	(10,080)	(6,576)
For the acquisition of inventories	(6,343)	(4,167)	(3,166)
Salaries and social security payables and severance payments	(6,721)	(5,146)	(3,981)
NDF	(113)	(53)	—
CPP payments	(414)	(476)	(505)
Income taxes	(1,631)	(2,277)	(1,609)
Other taxes and taxes and fees with the Regulatory Authority	(7,598)	(6,995)	(6,692)
Foreign currency exchange differences related to the payments to suppliers	(401)	(808)	(338)
Inventory suppliers	(153)	(343)	(169)
PP&E suppliers	(158)	(311)	(106)
Other suppliers	(90)	(154)	(63)
Subtotal	(36,343)	(30,002)	(22,867)
Net cash flow provided by operating activities	6,812	5,721	6,981

•                   Changes in assets/liabilities components:

	Years ended December 31,
	2015	2014	2013
Net decrease (increase) in assets
Investments not considered as cash or cash equivalents	(432)	349	(89)
Trade receivables	(2,364)	(1,646)	(1,065)
Other receivables	(754)	(158)	(329)
Inventories	(1,522)	(50)	(251)
	(5,072)	(1,505)	(1,734)
Net increase (decrease) in liabilities
Trade payables	1,368	(408)	1,411
Deferred revenues	(48)	78	178
Salaries and social security payables	221	261	50
Other taxes payables	483	195	67
Other liabilities	29	30	27
Provisions (Note 17)	(163)	(119)	(97)
	1,890	37	1,636

Income tax paid consists of the following:

	Years ended December 31,
	2015	2014	2013
Tax returns and payments in advance	(1,438)	(2,079)	(1,460)
Other payments	(193)	(198)	(149)
Total payments of income tax	(1,631)	(2,277)	(1,609)

•                   Main non-cash operating transactions:

	Years ended December 31,
	2015	2014	2013
Government Bonds used to the acquisition of 3G/4G Licenses	—	439	—
Income tax withholding for dividends paid	—	22	44
Offsetting of tax on personal property — on behalf of Shareholders	15	10	8
Income tax offset with VAT and internal taxes	50	—	—
VAT offset with income tax payments	—	—	8
SAC acquisitions offset with trade receivables	212	362	239

TELECOM ARGENTINA S.A.

•                   Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2015	2014	2013
CAPEX (Note 8)	(6,396)	(4,304)	(3,964)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(1,062)	(590)	(363)
Subtotal	(7,458)	(4,894)	(4,327)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,367)	(1,551)	(829)
Less:
Acquisition of fixed assets through incurrence of trade payables	3,592	1,511	1,766
Assets retirement obligations	53	7	21
Mobile handsets lent to customers at no cost (i)	32	32	17
	(5,148)	(4,895)	(3,352)

(i)            Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2015	2014	2013
3G/4G Licenses acquisitions (Note 9)	(2,256)	(3,530)	—
Less:
Acquisition with Government bonds	—	439	—
	(2,256)	(3,091)	—

	Years ended December 31,
	2015	2014	2013
Other intangible assets acquisitions (Note 9)	(1,448)	(1,123)	(887)
Plus:
Payments of trade payables originated in prior years acquisitions	(116)	(103)	(81)
SAC acquisition offset with trade receivables	(212)	(362)	(239)
Less:
Acquisition of intangible assets through incurrence of trade payables	466	470	361
	(1,310)	(1,118)	(846)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2015	2014	2013
Investments over 90 days maturity	—	10	657
Argentine companies notes acquisition	—	(16)	(3)
Government bonds acquisition	(1,049)	(1,201)	(305)
Argentine companies notes collection	28	112	—
Government bonds collection	45	756	1
Loan collection	—	—	6
	(976)	(339)	356

•                   Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2015	2014	2013
Bank overdrafts (Personal)	3,062	—	—
Bank overdrafts (Núcleo)	88	—	—
Notes (Personal — Note 12)	716	—	—
Debt proceeds (Personal — Note 12)	346	—	—
Debt proceeds (Núcleo)	89	—	208
Total financial debt proceeds	4,301	—	208
Payment of bank loans — Núcleo	(31)	(12)	(157)
Total payment of debt	(31)	(12)	(157)
Bank overdrafts (Personal)	(405)	(3)	—
Notes — related expenses (Personal)	(3)	—	—
Interests on bank loans and related expenses (Personal)	(37)	—	—
Interest on bank loans (Núcleo)	(26)	(26)	(16)
Total payment of interest and related expenses	(471)	(29)	(16)
Acquisition of Treasury Shares (Telecom Argentina) — Note 19.d)	—	—	(461)

TELECOM ARGENTINA S.A.

Cash dividends from Telecom Argentina

Dividends paid by the Company breakdown are as follows:

	Years ended December 31,
	2015	2014	2013
ABC Telecomunicaciones	45	53	33
Nortel and Telecom Argentina non-controlling interest	804	1,202	948
Tax withholdings on dividends paid to shareholders	—	44	—
	849	1,299	981

•                  Fiscal year 2015

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders on May 11, 2015. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $14 and (ii) recovery of tax on personal property — on behalf of shareholders withholdings in the amount of $12.

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

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601. The first installment was made available to shareholders on June 10, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 and (ii) recovery of tax on personal property — on behalf of shareholders withholdings in the amount of $10.

The Company’s Board of Directors, at its meeting held on September 9, 2014, approved the payment of the second installment of cash dividends amounting to $601 as from September 22, 2014. The dividends were paid before September 30, 2014, net of income tax withholdings on dividends for $11 (which were paid to the Tax Authority later).

•                  Fiscal year 2013

The Company’s Board of Directors’ Meeting held on December 13, 2013, resolved to disaffect the “Reserve for future cash dividends” for distribution of cash dividends in the amount of $1,000 (equivalent to $1.03 argentine pesos per share) among the shareholders of the outstanding shares. The above mentioned dividends were available on December 27, 2013. Cash dividends were paid before December 31, 2013, prior offsetting with credits related to tax on personal property — on behalf of shareholders, for an amount of $8, and income tax withholding on dividends paid estimated in $44. Thereby, the total amount paid on cash dividends amounted to $948 as of December 31, 2013.

Núcleo’s Dividends Distribution

•                  Fiscal year 2015

Núcleo’s shareholders, at their meeting held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $63 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

The Ordinary Shareholders’ Meeting also delegate in Nucleo’s Board of Directors the possibility and opportunity of distribution of a second cash dividends for an amount of up to 35,000 million of Guaraníes (equivalent to approximately $80).

TELECOM ARGENTINA S.A.

Finally, the Board of Directors, at their meeting held on December 17, 2015, approved the distribution of cash dividends for an amount $80 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day). According to this, the total dividends amount paid during 2015 was as follows:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2015 (*)	42	21	63
December 2015 (**)	54	26	80
Total	96	47	143

(*) As of the payment date, the amounts were 41 and 19, respectively.

(**) As of the payment date, the amounts were 52 and 26, respectively.

•                  Fiscal year 2014

The Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160, delegating in Nucleo’s Board of Directors the authority to determine the number of installments, the amount and time for the payments of these cash dividends.

On May 5, 2014 Nucleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2014	54	26	80
October 2014	54	26	80
Total (*)	108	52	160

(*) Correspond to 90,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval. As of the payment date, the amounts were 110 and 53, respectively.

•                  Fiscal year 2013

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2013	34	16	50
October 2013	34	17	51
Total (**)	68	33	101

(**) Correspond to 80,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

Note 5 — Trade receivables

Trade receivables consist of the following:

	As of December 31,
	2015	2014
Current trade receivables
Fixed services	1,449	1,220
Personal mobile services	4,418	3,076
Núcleo mobile services	182	120
Subtotal	6,049	4,416
Allowance for doubtful accounts	(386)	(292)
	5,663	4,124
Non-current trade receivables
Fixed services	17	22
Personal mobile services	300	88
Núcleo mobile services	164	33
	481	143
Total trade receivables, net	6,144	4,267

TELECOM ARGENTINA S.A.

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2015	2014
Current allowance for doubtful accounts
At the beginning of the fiscal year	(292)	(239)
Additions —Bad debt expenses	(564)	(421)
Uses	480	370
Currency translation adjustments	(10)	(2)
At the end of the year	(386)	(292)

Note 6 — Other receivables

Other receivables consist of the following:

	As of December 31,
	2015	2014
Current other receivables
Prepaid expenses	346	331
Tax credits	165	108
Expenditure reimbursement	95	40
Unionized employees advances	57	—
Prepaid expenses related parties (Note 27.b)	36	52
Restricted funds	26	21
PP&E disposal receivables	26	1
Tax on personal property	15	12
Receivables for return of handsets under warranty	9	8
Guarantee deposits	5	5
Non deliverable forward (Note 20)	466	—
Other	115	115
Subtotal	1,361	693
Allowance for doubtful accounts	(25)	(23)
	1,336	670
Non-current other receivables
Prepaid expenses	166	101
Prepaid expenses related parties (Note 27.b)	—	36
Credit on SC Resolution No. 41/07 and IDC (Note 2.l and m)	84	85
Restricted funds	32	28
Regulatory receivables (Paraguay)	22	—
Tax on personal property	18	18
Tax credits	12	9
Guarantee deposits	12	8
Other	28	18
Subtotal	374	303
Allowance for regulatory matters (Note 2 l. and m)	(84)	(85)
Allowance for doubtful accounts (tax on personal property)	(18)	(18)
	272	200
Total other receivables	1,608	870

Movements in the allowances are as follows:

	Years ended December 31,
	2015	2014
Current allowance for doubtful accounts
At the beginning of the year	(23)	(18)
Additions (*)	(5)	(6)
Uses	3	1
At the end of the year	(25)	(23)

(*) Includes (3) in 2014 included in Bad debt expenses.

	Years ended December 31,
	2015	2014
Non-current allowance for regulatory matters
At the beginning of the year	(85)	(85)
Uses	1	—
At the end of the year	(84)	(85)

TELECOM ARGENTINA S.A.

	Years ended December 31,
	2015	2014
Non-current allowance for doubtful accounts (tax on personal property)
At the beginning of the year	(18)	(17)
Additions	—	(1)
At the end of the year	(18)	(18)

Note 7 — Inventories

Inventories consist of the following:

	As of December 31,
	2015	2014
Mobile handsets and others	2,218	781
Advances for mobile handsets acquisitions	47	—
Fixed telephones and equipment	14	13
Subtotal	2,279	794
Allowance for obsolescence of inventories	(86)	(73)
	2,193	721

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	(73)	(85)
Additions — Fees for services, maintenance and materials	(38)	(81)
Uses	25	94
Currency translation adjustments	—	(1)
At the end of the year	(86)	(73)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2015	2014	2013
Fixed Services - excluding network construction contracts	61	46	61
Fixed Services - network construction contracts	—	7	19
Cost of equipment and handsets — Fixed Services	(82)	(72)	(74)
Total equipment income (loss) — Fixed Services	(21)	(19)	6
Mobile Services — Personal	5,796	4,920	3,126
Cost of equipment and handsets — Mobile Services Personal (net of SAC capitalizations)	(4,328)	(3,959)	(2,956)
Total equipment income — Mobile Services — Personal	1,468	961	170
Mobiles Services — Núcleo	159	90	69
Cost of equipment and handsets — Mobile Services Núcleo (net of SAC capitalizations)	(185)	(112)	(81)
Total equipment loss — Mobile Services — Núcleo	(26)	(22)	(12)
Total equipment and handsets sale	6,016	5,063	3,275
Total cost of equipment and handsets (net of SAC capitalizations)	(4,595)	(4,143)	(3,111)
Total income for sale of equipment and handsets	1,421	920	164

Cost of equipment and handsets is as follows:

	Years ended December 31,
	2015	2014	2013
Inventories at the beginning of the year	(794)	(857)	(641)
Plus:
Equipment acquisitions	(6,233)	(4,262)	(3,628)
SAC deferred costs (Note 3.i)	93	103	255
Currency translation effect	—	—	—
Decreases net of allowance of obsolescence	25	46	9
Handsets lent to customers at no cost	32	32	17
Decreases not charged to cost of equipment	3	1	20
Less:
Inventories at the end of the year	2,279	794	857
Cost of equipment and handsets (i)	(4,595)	(4,143)	(3,111)

(i) Includes 6 and 16 related to equipment construction contracts costs as of December 31, 2014 and 2013, respectively. No costs were recorded for this concept as of December 31, 2015.

TELECOM ARGENTINA S.A.

Note 8 — Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2015	2014
Land, buildings and installations	1,088	1,045
Computer equipment and software	1,885	1,558
Switching and transmission equipment (i)	4,368	3,585
Mobile network access and external wiring	5,643	4,273
Construction in progress	3,015	2,184
Other tangible assets	567	416
Subtotal	16,566	13,061
Materials	1,652	872
Valuation allowance for materials	(52)	(24)
Impairment of PP&E	(203)	(100)
Total PP&E	17,963	13,809

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in Materials are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	872	502
Plus:
Purchases	2.950	1,245
Less:
Transfers to CAPEX	(1,888)	(655)
Disposal for maintenance/installation	(294)	(227)
Currency translation adjustments	12	7
At the end of the year	1,652	872

Movements in the valuation allowance for materials are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	(24)	(21)
Additions — Fees for services, maintenance and materials	(28)	(6)
Uses	—	3
At the end of the year	(52)	(24)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	(100)	(156)
Additions	(230)	(25)
Depreciation (i)	1	1
Uses	126	80
At the end of the year	(203)	(100)

(i) Included in depreciation of PP&E.

TELECOM ARGENTINA S.A.

Details on the nature and movements during the years ended December 31, 2015 and 2014 are as follows:

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2015
Land	147	—	2	—	—	149
Building	1,706	1	9	57	(2)	1,771
Tower and pole	991	—	63	184	—	1,238
Transmission equipment	6,120	37	114	611	(2)	6,880
Mobile network access	3,937	99	193	1,042	(29)	5,242
External wiring	9,197	—	—	1,047	(36)	10,208
Switching equipment	6,924	66	228	587	(14)	7,791
Power equipment	1,299	—	47	104	(1)	1,449
Computer equipment and systems	8,250	15	323	1,085	(10)	9,663
Telephony equipment and instruments	793	—	2	11	—	806
Handsets lent to customers at no cost	497	32	80	—	(104)	505
Equipment lent to customers at no cost	156	95	—	—	(61)	190
Vehicles	264	130	5	—	(19)	380
Furniture	151	—	7	7	—	165
Installations	802	—	12	92	(1)	905
Improvements in third parties buildings	471	2	29	72	—	574
Special projects	62	—	—	15	—	77
Construction in progress	2,184	5,866	21	(4,914)	(142)	3,015
Asset retirement obligations	87	53	1	—	—	141
Total	44,038	6,396	1,136	—	(*) (421)	51,149

	Accumulated depreciation as of December 31, 2014	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2015	Net carrying value as of December 31, 2015
Land	—	—	—	—	—	149
Building	(1,094)	(33)	(7)	—	(1,134)	637
Tower and pole	(512)	(53)	(31)	—	(596)	642
Transmission equipment	(4,876)	(324)	(67)	2	(5,265)	1,615
Mobile network access	(2,630)	(493)	(111)	24	(3,210)	2,032
External wiring	(6,231)	(393)	—	27	(6,597)	3,611
Switching equipment	(5,650)	(520)	(171)	14	(6,327)	1,464
Power equipment	(818)	(77)	(26)	—	(921)	528
Computer equipment and systems	(6,692)	(811)	(285)	10	(7,778)	1,885
Telephony equipment and instruments	(761)	(10)	(2)	—	(773)	33
Handsets lent to customers at no cost	(471)	(30)	(78)	104	(475)	30
Equipment lent to customers at no cost	(75)	(87)	—	61	(101)	89
Vehicles	(164)	(33)	(3)	17	(183)	197
Furniture	(113)	(10)	(5)	—	(128)	37
Installations	(516)	(77)	(11)	1	(603)	302
Improvements in third parties buildings	(306)	(76)	(21)	—	(403)	171
Special projects	(23)	(11)	—	—	(34)	43
Construction in progress	—	—	—	—	—	3,015
Asset retirement obligations	(45)	(9)	(1)	—	(55)	86
Total	(30,977)	(3,047)	(819)	(*) 260	(34,583)	16,566

(*) Includes 126 of net decreases with counterpart in uses of provision corresponding to the impairment of commercial systems of Personal, mobile access swap and former work in progress.

TELECOM ARGENTINA S.A.

	Gross value as of December 31, 2013	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2014
Land	146	—	1	—	—	147
Building	1,676	—	9	27	(6)	1,706
Tower and pole	783	—	58	150	—	991
Transmission equipment	5,432	32	98	573	(15)	6,120
Mobile network access	3,165	30	141	601	—	3,937
External wiring	8,038	—	—	1,169	(10)	9,197
Switching equipment	6,112	2	186	628	(4)	6,924
Power equipment	1,094	1	38	171	(5)	1,299
Computer equipment and systems	7,295	24	304	742	(115)	8,250
Telephony equipment and instruments	768	—	2	23	—	793
Handsets lent to customers at no cost	363	32	102	—	—	497
Equipment lent to customers at no cost	124	86	—	2	(56)	156
Vehicles	254	16	5	—	(11)	264
Furniture	132	1	7	11	—	151
Installations	648	—	12	142	—	802
Improvements in third parties buildings	363	1	23	84	—	471
Special projects	53	—	—	9	—	62
Construction in progress	2,436	4,072	21	(4,332)	(13)	2,184
Asset retirement obligations	79	7	1	—	—	87
Total	38,961	4,304	1,008	—	(*) (235)	44,038

	Accumulated depreciation as of December 31, 2013	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2014	Net carrying value as of December 31, 2014
Land	—	—	—	—	—	147
Building	(1,062)	(31)	(6)	5	(1,094)	612
Tower and pole	(446)	(41)	(25)	—	(512)	479
Transmission equipment	(4,591)	(245)	(55)	15	(4,876)	1,244
Mobile network access	(2,198)	(352)	(80)	—	(2,630)	1,307
External wiring	(5,914)	(322)	—	5	(6,231)	2,966
Switching equipment	(5,175)	(354)	(125)	4	(5,650)	1,274
Power equipment	(737)	(64)	(21)	4	(818)	481
Computer equipment and systems	(5,819)	(694)	(254)	75	(6,692)	1,558
Telephony equipment and instruments	(748)	(11)	(2)	—	(761)	32
Handsets lent to customers at no cost	(347)	(25)	(99)	—	(471)	26
Equipment lent to customers at no cost	(54)	(77)	—	56	(75)	81
Vehicles	(144)	(26)	(3)	9	(164)	100
Furniture	(99)	(9)	(5)	—	(113)	38
Installations	(445)	(60)	(11)	—	(516)	286
Improvements in third parties buildings	(229)	(65)	(12)	—	(306)	165
Special projects	(14)	(9)	—	—	(23)	39
Construction in progress	—	—	—	—	—	2,184
Asset retirement obligations	(38)	(5)	(2)	—	(45)	42
Total	(28,060)	(2,390)	(700)	(*) 173	(30,977)	13,061

(*) Includes 50 of net decreases with counterpart in uses of provision corresponding to the impairment of commercial systems of Personal.

TELECOM ARGENTINA S.A.

Note 9 — Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2014	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2015
SAC fixed services	177	158	—	(101)	234
SAC mobile services	1,382	1,206	24	(455)	2,157
Service connection or habilitation costs	207	36	—	(35)	208
3G/4G licenses (Note 2.b)	3,530	2,256	—	—	5,786
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	634	—	140	—	774
Rights of use	372	48	5	—	425
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	537	—	29	—	566
Total	7,540	3,704	198	(591)	10,851

	Accumulated amortization as of December 31, 2014	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2015	Net carrying value as of December 31, 2015
SAC fixed services	(84)	(135)	—	101	(118)	116
SAC mobile services	(562)	(882)	(12)	455	(1,001)	1,156
Service connection or habilitation costs	(108)	(28)	—	35	(101)	107
3G/4G licenses	(19)	(324)	—	—	(343)	5,443
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(634)	—	(140)	—	(774)	—
Rights of use	(168)	(21)	(1)	—	(190)	235
Exclusivity agreements	(27)	(1)	—	—	(28)	13
Customer relationship	—	(1)	—	—	(1)	1
Software developed for internal use	(537)	—	(29)	—	(566)	—
Total	(2,209)	(1,392)	(182)	591	(3,192)	7,659

	Gross value as of December 31, 2013	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2014
SAC fixed services	121	126	—	(70)	177
SAC mobile services	1,140	956	18	(732)	1,382
Service connection or habilitation costs	217	30	—	(40)	207
3G/4G licenses	—	3,530	—	—	3,530
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	489	—	145	—	634
Rights of use	357	11	4	—	372
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	508	—	29	—	537
Total	3,533	4,653	196	(842)	7,540

	Accumulated amortization as of December 31, 2013	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2014	Net carrying value as of December 31, 2014
SAC fixed services	(57)	(97)	—	70	(84)	93
SAC mobile services	(599)	(687)	(8)	732	(562)	820
Service connection or habilitation costs	(121)	(27)	—	40	(108)	99
3G/4G licenses	—	(19)	—	—	(19)	3,511
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(488)	(1)	(145)	—	(634)	—
Rights of use	(145)	(22)	(1)	—	(168)	204
Exclusivity agreements	(26)	(1)	—	—	(27)	14
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(508)	—	(29)	—	(537)	—
Total	(2,014)	(854)	(183)	842	(2,209)	5,331

TELECOM ARGENTINA S.A.

Note 10 — Trade payables

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	As of December 31,
	2015	2014
Current trade payables
PP&E	5,022	1,964
Other assets and services	2,991	1,966
Inventory	1,335	1,734
	9,348	5,664
NDF (Note 20)	—	90
Agent commissions	525	318
	9,873	6,072
Non-current trade payables
PP&E	52	—
	52	—
Total trade payables	9,925	6,072

Note 11 — Deferred revenues

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

• the advanced collection of revenues from services of international capacity; and

• subsidies received for the construction of infrastructure which are deferred in the same period of amortization of the related works.

	As of December 31,
	2015	2014
Current deferred revenues
On prepaid calling cards — Fixed and Mobile Services	312	339
On connection fees — fixed services	35	33
On capacity rental	47	55
On mobile customer loyalty programs	78	76
From CONATEL — mobile services Núcleo (Note 18.d)	5	4
	477	507
Non-current deferred revenues
On capacity rental — Fixed Services	290	307
On connection fees — fixed services	79	67
On mobile customer loyalty programs	84	82
From CONATEL - mobile services Núcleo (Note 18.d)	4	9
	457	465
Total deferred revenues	934	972

Note 12 — Financial debt

Financial debt consists of the following:

	As of December 31,
	2015	2014
Current financial debt
Bank overdrafts (Personal)	3,062	140
Bank overdrafts (Núcleo)	84	—
Bank loans (Núcleo)	193	32
Accrued interest (Personal)	104	1
Accrued interest (Núcleo)	8	6
	3,451	179
Non-current financial debt
Notes (Personal)	713	—
Bank loans (Personal)	509	—
Bank loans (Núcleo)	227	254
	1,449	254
Total financial debt	4,900	433

TELECOM ARGENTINA S.A.

Bank overdrafts

As of December 31, 2015, Personal has bank overdrafts amounting to $3,062. The floating average annual rate of these loans as of December 31, 2015 is 32.02%.

As of December 31, 2015, Núcleo has bank overdrafts amounting to $84 (equivalent approximately 37,584 Guaraníes). The floating average annual rate of these loans as of December 31, 2015 is 11% in Guaraníes.

Bank loans

Personal

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to $353 at such date). This loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.75% (a financial cost of 9.0836% as of December 31, 2015).

The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction, among those the limitation that Personal will not incur new indebtedness if, as a result of the incurrence thereof, its consolidated total leverage ratio (consolidated debt to consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan) is greater than 3.0 to 1.0 or its consolidated interest coverage ratio (consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan, to consolidated net interest) is lower than 3.0 to 1.0.

The funds were totally used for the acquisition of inventories.

Núcleo

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2015:

Principal nominal value (in million of	Amortization	Book value
Guaraníes)	term	Current	Non-current
113,000	2.2 years	51	200
52,500	2.4 years	89	27
24,000	1 year	53	—
189,500		193	227

The weighted average annual rate of these loans is 9.96% in Guaraníes and the weighted average amortization term of these loans is approximately 1.4 years.

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

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV authorized such Program, through Resolution No. 16,670.

TELECOM ARGENTINA S.A.

Within such Program, on December 10, 2015 Personal issued notes in two series under the following conditions:

Series I

Amount involved: $571,505,000 argentine pesos.

Expiration Date: Series I notes will mature 18 months from its issuance date.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date.

Interest rate: Series I notes will bear interest from its issuance date until the sixth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.5% per annum and since the beginning of the seventh month until its maturity date at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 3.75% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Amount involved: $149,000,000 argentine pesos.

Expiration Date: Series II notes will mature 36 months from its issuance date.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on their maturity date.

Interest rate: Series II notes bear interest from its issuance date until the ninth month maturity (inclusive) at a nominal fixed annual rate equivalent to 28.75% per annum and since the beginning of the tenth month until its maturity date at a floating rate equivalent to the Badlar Privada rates published by the BCRA plus 4.00% per annum.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

The funds arising from the Series I and II notes placement were used for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands. Funds from notes placement have been applied to “debt refinancing”.

The mentioned notes have a local risk rating awarded by FIX SCR S.A. of “AA+(arg)” with a stable outlook.

Events of default

The terms and conditions of the Notes provide for certain events of default as follows:

•                  lack of payment of capital and/or interests of any of the notes at the maturity date during the term stated in the respective contracts;

•                  lack of payment of capital and/or interests of any other financial debt of Personal or its subsidiaries for an amount of at least US$ 20 million (“cross default” clause), after the expiration of the agreed grace period;

•                  final court sentence dictamination (including seizure, executions of property, and similar court decisions) for an amount of at least US$ 20 million;

•                  bankruptcy petition, presentation of reorganization proceeding, or homologation petition of out-of-court preventive agreement of Personal or any of its subsidiaries;

•                  any other situation that could cause the revocation of licenses granted to Personal or its subsidiaries (if applicable), in the case of total or partial license revocation that derives in negative effect on the commercial activity, assets, financial and economic situation of Personal or its subsidiaries (taken as a whole).

According to the terms of the notes issued if any case of non-compliance is verified, the debt holders are allowed to demand the payment of the outstanding amount of capital and accrued interest at the time of non-compliance (“acceleration clause”). The application of this clause is generally optional for the debt holders and it is subject to compliance of certain requirements and conditions.

As of the date of issuance of these consolidated financial statements, Personal and Núcleo are in compliance with their respective loans agreements’ commitments.

TELECOM ARGENTINA S.A.

Note 13 — Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

As of December 31, 2015, the total number of employees was 16,224, of which approximately 80% were unionized. All Management and senior positions are held by non-unionized employees.

	As of December 31,
	2015	2014	2013
Fixed services	10,903	11,056	11,002
Personal Mobile services	4,908	4,958	5,155
Núcleo Mobile services	413	402	424
Total number of employees of the Telecom Group	16,224	16,416	16,581

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

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2015	2014
Current
Vacation and bonuses	849	690
Social security payables	324	255
Termination benefits	88	77
	1,261	1,022
Non-current
Termination benefits	117	122
Bonuses	40	28
	157	150
Total salaries and social security payables	1,418	1,172

Compensation for the Key Managers for the years ended December 31, 2015, 2014 and 2013 is shown in Note 27.c).

Employee benefit expenses and severance payments are composed of:

	Years ended December 31,
	2015	2014	2013
Salaries	(5,166)	(3,994)	(3,010)
Social security expenses	(1,642)	(1,259)	(914)
Severance indemnities and termination benefits	(319)	(242)	(149)
Other employee benefits	(126)	(96)	(79)
	(7,253)	(5,591)	(4,152)

Note 14 — Income tax payables, income tax assets and deferred income tax

Income tax asset and liability, net as of December 31, 2015 and 2014 consist of the following:

	As of December 31, 2015					As of
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2014

Income tax payables	273	1,410	33	5	1,721	1,769
Withholdings and payments in advance of income taxes	(273)	(1,003)	(6)	(5)	(1,287)	(1,525)
Law No. 26,476 Tax Regularization Regime (*)	5	—	—	—	5	3
Current income tax liability, net	5	407	27	—	439
Current income tax liability, net as of December 31, 2014	131	95	21	—		247

Law No. 26,476 Tax Regularization Regime (*)	10	—	—	—	10	9
Non-current Income tax liability	10	—	—	—	10	9

(*) Tax liability valuated to its discount value at each time of valuation.

TELECOM ARGENTINA S.A.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities and the action for recourse tax receivable are presented below:

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	61	8	1	70	151	151
Provisions	314	—	—	314	129	129
PP&E	—	14	—	14	—	—
Inventory	—	—	—	—	99	99
Termination benefits	65	—	—	65	—	—
Deferred revenues	73	—	—	73	—	—
Pension benefits	33	—	—	33	—	—
Other deferred tax assets, net	78	4	—	82	—	—
Total deferred tax assets	624	26	1	651	379	379
PP&E	(390)	—	(1)	(391)	(260)	(260)
Intangible assets	(86)	—	—	(86)	(478)	(478)
Cash dividends from foreign companies	—	(6)	—	(6)	(*) (113)	(113)
Investments	—	—	—	—	(61)	(61)
Other deferred tax liabilities, net	—	(1)	—	(1)	(17)	(17)
Total deferred tax liabilities	(476)	(7)	(1)	(484)	(929)	(929)
Total deferred tax asset (liability), net l	148	19	—	167	(550)	(550)

Action for recourse tax receivable - 2009	98	—	—	98
Total income tax assets	246	19	—	265

(*) Includes (25) recorded in Other comprehensive income for the year ended on December 31, 2015 and (12) corresponding to a reclassification of deferred tax liabilities to income tax payables related to withholdings of cash dividends from foreign companies.

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2014	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	53	6	1	60	70	70
Provisions	313	—	—	313	122	122
PP&E	—	17	—	17	—	—
Inventory	—	—	—	—	61	61
Termination benefits	64	—	—	64	—	—
Deferred revenues	61	—	—	61	—	—
Pension benefits	24	—	—	24	—	—
Other deferred tax assets, net	63	—	—	63	—	—
Total deferred tax assets	578	23	1	602	253	253
PP&E	(382)	—	(1)	(383)	(189)	(189)
Intangible assets	(74)	—	—	(74)	(348)	(348)
Cash dividends from foreign companies	—	(5)	—	(5)	(*) (87)	(87)
Investments	—	—	—	—	(37)	(37)
Other deferred tax liabilities, net	—	—	—	—	(9)	(9)
Total deferred tax liabilities	(456)	(5)	(1)	(462)	(670)	(670)
Total deferred tax asset (liability), net	122	18	—	140	(417)	(417)

(*) Includes (20) recorded in Other comprehensive income for the year ended on December 31, 2014.

Income tax expense for the years ended December 31, 2015, 2014 and 2013 consists of the following:

	Year ended December 31, 2015
	Profit (loss)
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(273)	(1,410)	(16)	(5)	(1,704)
Current tax expenses — temporary differences reversion	(1)	(16)	—	—	(17)
Deferred tax benefit	25	(112)	1	—	(86)
Deferred tax benefit — temporary differences reversion	1	16	—	—	17
Action for recourse income tax receivable	98	—	—	—	98
Income tax expense	(150)	(1,522)	(15)	(5)	(1,692)

	Year ended December 31, 2014
	Profit (loss)
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(418)	(1,302)	(25)	(4)	(1,749)
Deferred tax benefit	19	(267)	3	—	(245)
Valuation allowance	—	27	—	—	27
Income tax expense	(399)	(1,542)	(22)	(4)	(1,967)

TELECOM ARGENTINA S.A.

	Year ended December 31, 2013
	Profit (loss)
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(341)	(1,585)	(24)	(3)	(1,953)
Fiscal year 2012 return adjustment	—	(3)	—	—	(3)
Deferred tax benefit	47	120	1	—	168
Valuation allowance	—	(4)	—	—	(4)
Income tax expense	(294)	(1,472)	(23)	(3)	(1,792)

Income tax expense for the years ended December 31, 2014, 2013 and 2012 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2015	2014	2013
Pre-tax income	5,127	5,696	5,046
Non taxable items	8	(42)	(23)
Subtotal	5,135	5,654	5,023
Weighted statutory income tax rate (*)	34.6%	34.5%	34.4%
Income tax expense at weighted statutory tax rate	(1,774)	(1,950)	(1,727)
Income tax on cash dividends of foreign companies	(14)	(27)	(26)
Other changes in tax assets and liabilities	(2)	(17)	(35)
Action for recourse income tax receivable - 2009	98	—	—
Changes in valuation allowance	—	27	(4)
	(1,692)	(1,967)	(1,792)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

Income tax 2009 - Action for recourse filed with the Tax Authority

Article 10 of Law No. 23,928 and Article 39 of Law No.24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina and its domestic subsidiaries determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its opinion in “Candy” (07/03/2009) in which it stated that particularly for the fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criteria to the 2010 and 2011 fiscal years in the cases entitled “Distribuidora Gas del Centro” (10/14/2014 and 06/02/2015), enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis.

According to the above-mentioned new legal background that the Company took knowledge during 2015, and after making the respective assessments, on December 21, 2015 Telecom Argentina filed an action for recourse with the AFIP to claim the full tax overpaid for fiscal year 2009, estimated in an amount of $98.2, plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of issuance of these consolidated financial statements, the action for recourse filed is pending of resolution by the Tax Authority. However, the Company’s Management, with the assessment of its tax advisor, considers that the argument presented in this recourse follows the same criteria as the established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, what should allow the Company to obtain a favorable resolution of the recourse action filed.

Consequently, the Company recorded a non-current tax receivable for an amount of $98 (according to the action for recourse filed) in compliance with IAS 12.

The Company is assessing the appropriateness of filing similar recourse actions for fiscal year 2010 and followings years. As of the date of issuance of these consolidated financial statements, a preliminary analysis of the lack of application of the income tax inflation adjustments resulted in an estimated tax overpaid in a range between $600 and $850 for the period 2010 to 2014. This amount is only related to income tax overpaid by Telecom Argentina in their respective affidavits timely filed with the Tax Authority.

TELECOM ARGENTINA S.A.

Note 15 — Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2015	2014
Current
VAT, net	452	316
Tax withholdings	201	132
Turnover tax	143	68
Internal taxes	111	86
Tax on SU (Note 2.g)	91	97
Regulatory fees	74	67
Municipal taxes	46	31
Retention Decree No.583/10 ENARD	20	15
Tax on personal property — on behalf of Shareholders	15	12
	1,153	824

Note 16 — Other liabilities

Other liabilities consist of the following:

•             pension benefits;

•             guarantees received;

•             legal fees payable by adhesion to the tax regularization schemes;

•             any liability not included in the other liability items.

	As of December 31,
	2015	2014
Current
Compensation for directors and members of the Supervisory Committee	30	28
Guarantees received	12	11
Other	11	8
	53	47
Non-current
Pension benefits (Note 3.l)	95	68
Legal fees	4	5
Suppliers guarantees on third parties claims	—	2
Other	2	1
	101	76
Total other liabilities	154	123

Movements in the pension benefits are as follows:

	Years ended December 31,
	2015	2014
At the beginning of the year	68	64
Service cost (*)	8	7
Interest cost (**)	28	23
Payments	(2)	(2)
Actuarial profit (***)	(7)	(24)
At the end of the year	95	68

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Financial expenses.

(***) Included in Other comprehensive income as required by IAS 19R.

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

TELECOM ARGENTINA S.A.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2015, the Company has established provisions in an aggregate amount of $1,456 to cover potential losses under these claims ($84 for regulatory contingencies deducted from assets and $1,372 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2015, these restricted funds totaled $58 (included under Other receivables, net line item in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of	Additions/ (recoveries)			Uses		Balances as of	Additions/ (recoveries)			Uses		Balances as of
	December 31, 2013	Capital	Interest (i)	Reclassifications	Debt recognition	Payments	December 31, 2014	Capital	Interest (i)	Reclassifications	Debt recognition	Payments	December 31, 2015
Current
Provision for civil and commercial proceedings	133	—	—	5	(48)	(19)	71	34	19	68	(25)	(55)	112
Provision for labor claims	44	—	—	91	(5)	(79)	51	—	—	75	—	(75)	51
Provision for regulatory, tax and other matters claims	47	—	—	56	(5)	(21)	77	—	—	—	—	(33)	44
Total current provisions	224	—	—	152	(58)	(119)	199	34	19	143	(25)	(163)	207
Non-current
Provision for civil and commercial proceedings	139	56	38	(5)	—	—	228	49	31	(68)	—	—	240
Provision for labor claims	263	53	63	(91)	—	—	288	61	55	(75)	—	—	329
Provision for regulatory, tax and other matters claims	525	(36)	8	(56)	—	—	441	(30)	20	(24)	—	—	407
Asset retirement obligations	106	8	9	—	—	—	123	54	12	—	—	—	189
Total non-current provisions	1,033	(ii) 81	118	(152)	—	—	1,080	134	118	(167)	—	—	1,165

Total provisions	1,257	81	118	—	(58)	(119)	1,279	(iii) 168	137	(iv) (24)	(25)	(163)	1,372

(i)            Charged to finance costs, interest on provisions line item.

(ii)         Charged 84 to Provisions, 7 to PP&E (CAPEX), 1 to currency translation adjustments and a recovery of (11) to Other income for the statute of limitation of Personal’s obligations.

(iii)      Charged 113 to Provisions, 53 to PP&E (CAPEX) and 2 to currency translation adjustments.

(iv)     Classified to Other receivables.

1.              Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•                  Profit sharing bonds

Various legal actions are brought, mainly by former employees of the Company against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 — which expressly exempted Telefónica and the Company from issuing the profit sharing bonds provided in Law No. 23,696 — be struck down as unconstitutional. The plaintiffs also claim the compensation for damages they suffered because such bonds have not been issued.

In August 2008, the Argentine Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica.

Since the Argentine Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional. As a result, in the opinion of the legal counsel of the Company, there is an increased probability that the Company has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay —the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

Later, in “Ramollino Silvana c/Telecom Argentina S.A.”, the Argentine Supreme Court of Justice, on June 9, 2015, ruled that the profit sharing bonds do not correspond to employees who joined Telecom Argentina after November 8, 1990 and that were not members of the PPP.

This judicial precedent is consistent with the criteria followed by the Company for estimating provisions for these demands, based on the advice of its legal counsel, which considered remote the chances of paying compensation to employees not included in the PPP.

TELECOM ARGENTINA S.A.

Legal action’s statute of limitations criteria: Argentine Supreme Court of Justice ruling “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A.”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court of Justice ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court of Justice, were not considered by the lower court and are relevant to the resolution of the case.

After the Argentine Supreme Court of Justice’s ruling and until the date of issuance of these consolidated financial statements, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically —as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

Criteria for determining the relevant profit to calculate compensation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Perota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Appeals Court issued its decision in plenary session in the case “Perota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A, ruling: “that the amount of profit sharing bonds the corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

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

As of December 31, 2015, the Company’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of these consolidated financial statements.

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. The lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impact for Telecom Argentina.

In June 2013, the Company filed its answer to the claim, arguing that the labor courts lack of jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction plea, established a ten year period as statute of limitation and deferred ruling on the defenses of res judicata, lis pendens and on the third party citation required after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 this hearing took place and the intervening court differed the defense of statute of limitations filed by the Company to the moment of the final ruling, among other matters. It also ordered the plaintiff to establish that they have permission to bring the case on behalf Telecom Argentina’s employees included in the claim; meanwhile the trial proceeding will be suspended. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

As of the date of issuance of these consolidated financial statements, the appeal regarding lack of jurisdiction raised by the Company is pending, until the documentation requested by the court to the plaintiffs was resolved.

TELECOM ARGENTINA S.A.

The Company, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights in this claim based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bonds issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

•                  Wage differences by food vouchers and non-remunerative sums

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

In this regard, the Argentine Supreme Court of Justice has recognized that “food vouchers” are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, as of December 31, 2015, the Company’s Management, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims as of the date of issuance of these consolidated financial statements.

•                  Sales representative claims

Former sales representatives of Personal have brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items such as commission differences, value of the customers’ portfolio and lost profit, among other matters. Personal believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts than those claimed. As of the date of issuance of these consolidated financial statements, some legal actions are in the discovery phase and with expert opinions in progress.

Personal’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, which are considered that would not have a negative impact on Personal’s results and financial position.

•                  Regulator’s Penalty Activities

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

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of charges and sanctions, as well as the individual amount of each of the latter. In several cases the sanctions imposed as from 2013 had twice the economic value of those imposed to Telecom Argentina in previous periods for the same alleged infringements and such tendency continued during 2015.

In determining the provisions for regulatory charges and sanctions, the Telecom Argentina’s Management, with the advice of its legal counsel, determines the likelihood of such sanctions being imposed, the amount thereof based on historical information and judicial precedents, also contemplating various probable scenarios of statute of limitation for charges and sanctions received, the current levels of execution of sanctions and the eventual results of legal actions that Telecom Argentina has undertaken to demonstrate, among other things, the disproportionate sanctions imposed by the Regulatory Authority since 2013.

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT ($9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2015. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $200 as of December 31, 2015.

TELECOM ARGENTINA S.A.

2.              Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 g), below is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

•                  “Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Personal was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The plaintiff claim Personal to: i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorses Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Although Personal believes there are strong defenses according to which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

This claim was at a preliminary stage as of the date of these consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles and AMX Argentina. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

•                  Lawsuit against Personal on changes in services prices

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months.

Personal’s Management considers that Personal had adequately informed its clients the modifications of the terms and conditions in which the service would be provided, and therefore, believes that this lawsuit should not succeed.

On September 5, 2012 the Court took notice of the lawsuit. On June 26, 2013, the judge upheld the jurisdictional plea filed by Personal and ordered to send the lawsuit to the Administrative and Contentious court, which decided that the jurisdiction corresponded to the Commercial Court. That decision was appealed by Personal through an extraordinary motion. The extraordinary motion was denied and Personal filed a complaint with the Argentine Supreme Court of Justice, which is pending of resolution.

Personal’s Management considers that there are solid arguments for the favorable resolution of this lawsuit, but, in the event it is resolved unfavorably, it would not have a significant impact on Personal’s results and financial position.

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

In connection with the VAS, there are some legal claims referred to the provision of streaming services, known as video on demand, and also an Argentine Supreme Court of Justice opinion relating to the commercialization of a service called Superpack.

TELECOM ARGENTINA S.A.

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

In 2012 a lower court decided to consider the case “without merit” and to terminate the injunction. However, on February 18, 2014, the Court of Appeals overruled such decision, and the judge must now decide on the appeal filed against the injunction, which is still pending.

On June 16, 2014 Telecom Argentina filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered.

In March 2015, Telecom Argentina reported the issuance of Law No. 27,078 (LAD) and its effect on the injunction, which became moot.

As a result, on June 3, 2015 the plaintiff informed the Court that it had no complaints the case was moot considering the new legal framework introduced by Laws No. 26,522 and 27,078.

As of the date of issuance of these consolidated financial statements, the claim that the case is moot is pending before the Court.

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

Subsequently, such injunction was extended to the commercialization of the Superpack service (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Argentine Supreme Court of Justice. However, on June 3, 2014, the Argentine Supreme Court of Justice rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. Accordingly, the Company prudentially suspended the commercialization of the above referred joint offer with DirecTV from June 4, 2014. The suspension of this joint offer only meant to the Group a decrease in commissions revenues for new subscribers that our network commercialized in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not material during the year ended December 31, 2014.

On June 10, 2014, the Company claimed to the Courts that the substantial issues under the claim are “without merit” and the injunction has become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services —which repealed the former law under which the injunction had been ordered.

On October 7, 2014, the Court notified the Company and Personal of a breach complaint related to the above referred injunction. Such notification was answered rejecting its whole content and requesting that the CNC and the SC become part of the process. The Court will have to make a joint decision on these two issues presented by the parties.

On December 19, 2014 Law No. 27,078 came into force. In Article 9 paragraph 2 states that licensees of services under the Law — such as Telecom Argentina and Personal — may provide audiovisual media services. This legislation reinforces the legal arguments used by the Company to continue providing the VAS analyzed in these cases.

On June 18, 2015 a lower Court decided to postpone the declaration that the claim was moot and to limit the term of the injunction for six months. The decision was appealed by the Company and other defendants. On October 8, 2015 the Court of Appeals decided the revocation of the judge’s decision that the claim is moot and ruled that the injunction has ceased to apply. Against this decision, the plaintiff has filed an extraordinary resource which, as of the date of issuance of these consolidated financial statements, has not been resolved by the Court of Appeals.

TELECOM ARGENTINA S.A.

Although the Company’s Management, with the advice of its legal counsel, believes that there are solid legal arguments to continue providing the VAS involved in the above mentioned cases, as of the date of issuance of these consolidated financial statements, the final outcome of these claims cannot be assured.

•                  Proceedings related to value added services - Mobile contents

On October 1, 2015 Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de servicios públicos”. The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, it proposes the application of a civil penalty.

This claim has a similar object to other claims made by a consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of issuance of these consolidated financial statements, those claims are not at preliminary stages.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the advice of its legal counsel, Personal believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

•                  “Asociación por la Defensa de Usuarios y Consumidores c/Telecom Personal S.A.” claim

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for unspecified amounts, claiming the billing of calls to the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers.

Personal’s Management, with the advice of its legal counsel, had deemed to have solid arguments of defense and had originally classified this claim as a “remote contingency”. As of the date of issuance of these consolidated financial statements, this lawsuit is at a preliminary stage.

In the third quarter of 2015 Personal took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator.

Personal’s Management, with the advice of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

•                  Interest rate applicable to the matters under Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Argentine National Bank for a 49 to 60 month term (as of December 31, 2015 the mentioned rate was 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (as of December 31, 2015 the mentioned average rate was 2.055% per month). Therefore, this disposition represents an increase in the interest rate, which the Company has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

Telecom Group’s Management, with the advice of its legal counsel, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of issuance of these consolidated financial statements, Management cannot assure the result deriving from the decision of the Court of Appeals, until the lower Courts issue future opinions making their positions clear. Nevertheless, should a disadvantageous resolution prevail, it is estimated that shall not have a significant impact on the Group’s financial position and results of operations

TELECOM ARGENTINA S.A.

3.              Remote Contingencies

The Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Company Directors and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, not any provision has been constituted related to the resolution of these issues

4.              Contingency Asset

•                  “AFA Plus Project” Claim

On July 20, 2012, the Company entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services to a system called “Argentine Football System Administration” (“AFA Plus Project”) related to the secure access to first division football stadiums whereby Telecom Argentina should provide the infrastructure and systems to enable the AFA to manage the aforementioned project. The recovery of investments and expenses incurred by Telecom Argentina and its profit margin would come from charging AFA with a referring price stated in 20% of the popular ticket price per each football fan that attend the stadiums during the term of the agreement, so the recoverability of the Company’s assets related to the Project depended on AFA implementing the “AFA Plus Project”.

From 2012 and in compliance with its contractual obligations, the Company made investments and incurred in expenses amounting to $179 (of which $140 are included in PP&E as of December 31, 2015) for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the Project, the football environment and the country context, the AFA Plus system was not implemented by AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

Finally, throughout the agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, AFA notified the Company of its decision to terminate the agreement with Telecom Argentina, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by the Company. Accordingly, negotiations between the parties have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by the Company through advertising exchange exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$ 12.5 million. If the advertising compensation was not operating in one year, AFA would pay to Telecom Argentina the mentioned amount. The Company analyzed the quality of the assets offered by AFA in its offer of advertising exchange, and rejected the offer as insufficient.

New negotiations were conducted in 2015 to improve the mentioned offer (requiring a combination of cash payments and advertising) but a satisfactory agreement was not reached and negotiations were suspended for AFA internal affairs.

In October 2015, the Company formally demanded that AFA pay the amounts due ($179.2 plus interest from its implementation). AFA rejected the claim but agreed to resume negotiations for a closing agreement which was then suspended by the AFA electoral process.

In January 2016 both parties have resumed conciliatory negotiations, while the Company has reserved its right to exercise legal claims on the amounts due.

As of the date of issuance of these consolidated financial statements, although negotiations are not finished, both parties have not reached a satisfactory agreement. The Company’s Management, with the assistance of its external advisor, believes it has solid factual and legal arguments for claiming and is evaluating the actions to follow for the recovery of the investments and expenses made.

It is worth mentioning that the impairment recorded by the Company arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to $140 as of December 31, 2015) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to the Company as a genuine creditor for the AFA Plus Project agreement.

TELECOM ARGENTINA S.A.

Note 18 — Commitments

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $4,771 as of December 31, 2015 (of which $2,462 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) and the commitments with the related parties described in Note 27 b).

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

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

•    engages Publicom to publish and print Telecom Argentina’s directories (“white pages”) for a 5-year period, which was extended annually;

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

As of the date of these consolidated financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $11 related to this bidding.

TELECOM ARGENTINA S.A.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 of which $5 were subsidized by the CONATEL. As of the date of these consolidated financial statements, the work is finished. The CONATEL has disbursed approximately $4 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2015 amounted to $15 and were included under “Deferred revenues” line item, corresponding $5 and $4 to current and non-current deferred revenues, respectively, having accrued gains for $6 since fiscal year 2011.

(e) Commitments assumed from the acquisition of Spectrum by Personal

The Auction Terms and Conditions convened by SC Resolution No. 38/14 established high and demanding obligations of coverage and network deployment, which would require significant investments in PP&E that were estimated at the time of submission of Personal´s bid in approximately US$ 450 million over the next five years and whose failure could result in sanctions and adverse effects to Personal.

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

For further detail of the obligations involved, see SC Resolution No. 38/14 and its amendments and supplementary regulations.

Taking into account that the frequency bands of SC Resolution No.83/14 had been partially awarded, Personal requested the SC that all the mentioned deadlines were calculated from the date on which the frequency band 713-723 Mhz to 768-778 Mhz were awarded, what would complete Lot 8 award.

As of December 31, 2015, the Company’s management has invested in expanding coverage and network deployment in an amount of approximately US$ 95 million. There are also purchase orders issued related to this improvement for an amount of approximately US$ 31 million (included in a) above.

Note 19 — Equity

Equity includes:

	As of December 31,
	2015	2014
Equity attributable to Telecom Argentina (Controlling Company)	17,194	14,418
Equity attributable to non-controlling interest (ABC Telecomunicaciones S.A. — Note 1.a)	416	351
Total equity (*)	17,610	14,769

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value and entitled to one vote per share. The capital stock is fully integrated and registered with the IGJ.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

TELECOM ARGENTINA S.A.

Telecom Argentina’s breakdown of capital stock as of December 31, 2015 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	—	502,034,299
Class “B”	466,883,425	15,221,373	482,104,798
Class “C”	241,881	—	241,881
Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Share Ownership Plan

In 1992, a Decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the PPP (an employee share ownership program sponsored by the Argentine government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

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

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,351,393 Class “C” shares have already been converted into Class “B” shares in 9 tranches.

As of the date of issuance of these consolidated financial statements, 241,881 Class “C” shares are still pending to be converted into Class “B” shares.

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

TELECOM ARGENTINA S.A.

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

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of December 31, 2015 the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

(e) Law No. 27,181 Statement of public interest in the protection of the Argentine government’s equity interest that are part of the FGS investment portfolio (Sustainability Guarantee Fund)

On October 6, 2015 Law No. 27,181 was published in the Official Bulletin. Law No. 27,181:

(i) declares of public interest the protection of the Argentine government’s equity interest in the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and its equity interests or share holdings in companies in which the Argentine government is a minority partner or where the Ministry of Economy and Public Finances holds shares or equity interest. Transfer of those interests is forbidden without prior authorization of two-thirds (2/3) of the National Congress.

(ii) creates the “Agencia Nacional de Participaciones Estatales en Empresas” (Argentine National Agency for Government Equity Interests in Companies) (ANPEE), as a decentralized body within the PEN, that will be responsible for the implementation of policies and actions involving the corporate rights of the above-mentioned equity interests, and for the oversight of the respective representatives of the Argentine government or the FGS or body proposed by them in said enterprises or companies.

(iii) establishes that the management and administration of the ANPEE will be performed by a Board of Directors composed of five (5) members including one (1) President, whose position will be performed by the Executive Director of the National Administration for the Social Security (ANSES), the Minister of Economy and Public Finance, who will hold the position of one (1) Director; one (1) Director appointed by the PEN and two (2) Directors proposed by the Bicameral Standing Committee of Government Equity Interests in Companies on the proposal of the parliamentary blocks, corresponding one (1) Director to the majority or first minority and one (1) Director to the first minority or second parliamentary minority, accordingly, as appropriate.

This new law is relevant to the Company because the FGS has an equity interest in Telecom Argentina (approximately 25% according to its Annual Report as of December 31, 2015).

TELECOM ARGENTINA S.A.

Note 20 — Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2015 and 2014, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2015	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	473	397	—	870
Investments	561	1,202	—	1,763
Trade receivables	6,144	—	—	6,144
Other receivables (2)	344	454	12	810
Total	7,522	2,053	12	9,587

Liabilities
Trade payables	9,925	—	—	9,925
Loans	4,900	—	—	4,900
Salaries and social security payables	1,418	—	—	1,418
Other liabilities (2)	59	—	—	59
Total	16,302	—	—	16,302

		Fair value
As of December 31, 2014	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	385	440	—	825
Investments	353	1	—	354
Trade receivables	4,267	—	—	4,267
Other receivables (2)	172	—	—	172
Total	5,177	441	—	5,618

Liabilities
Trade payables	5,982	90	—	6,072
Loans	433	—	—	433
Salaries and social security payables	1,172	—	—	1,172
Other liabilities (2)	55	—	—	55
Total	7,642	90	—	7,732

(1) Includes 256 and 384 as of December 31, 2015 and 2014, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7

Gains and losses by category — Year 2015

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	701	311
Financial liabilities at amortized cost	(2,499)	(624)
Financial assets at fair value through profit or loss (a)	861	—
Financial liabilities at fair value through profit or loss (b)	(23)	—
Total	(960)	(313)

(a)   Includes 169 corresponding to other short-term investments, 455 corresponding to NDF and 237 corresponding to Government bonds.

(b)   Corresponding to NDF.

Gains and losses by category — Year 2014

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	1,335	548
Financial liabilities at amortized cost	(968)	(62)
Financial assets at fair value through profit or loss (a)	166	—
Financial liabilities at fair value through profit or loss (b)	(139)	—
Total	394	486

(a)         Includes 124 corresponding to other short-term investments and 42 corresponding to NDF.

(b)         Corresponding to NDF.

Fair value hierarchy and other disclosures

IFRS 7 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 7, valuation techniques used to measure fair value shall maximize the use of observable inputs.

TELECOM ARGENTINA S.A.

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

Financial assets and liabilities recognized at fair value as of December 31, 2015 and 2014, their inputs, valuation techniques and the level of hierarchy are listed below:

Other short-term investments: These investments are included in Cash and cash equivalents. The Group had other short-term investments amounting to $397 and $440 as of December 31, 2015 and 2014, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of December 31, 2015 the Group acquired Government bonds in an amount of $1,192. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

Tuves Paraguay S.A shares purchase option: This option is included in “Non-current Investments” in the consolidated statement of financial position. The fair value amounted to $9 and was determined using net cash flows projections and assuming favorable macroeconomic variables, so, its valuation qualifies as Level 3. Interest rate used to calculate discounted cash flows is a U.S. dollar rate of approximately 12.4%.

Changes in expectations and current assumptions could have a significant impact on projections used to estimate fair value.

Results generated by the recognition of the Tuves Paraguay S.A share purchase option amount to $9 as of December 31, 2015 and are disclosed under financial results in the “Tuves Paraguay S.A share purchase option” line.

During 2015 and 2014 there were no transfers between Levels of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2015 and 2014 are as follows:

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

TELECOM ARGENTINA S.A.

Investments

Investments in Government bonds and Argentine companies’ notes valued at amortized cost with its fair value at December 31, 2015 and 2014 are as follows:

	As of December 31, 2015		As of December 31, 2014
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds (dollar linked)	394	365	258	258
Provincial government bonds in pesos	32	32	11	11
Provincial and Municipal government bonds (dollar linked)	135	118	56	51
Argentine companies notes in pesos	—	—	10	10
Argentine companies notes (dollar linked)	—	—	18	18
Total	561	515	353	348

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

Loans

As of December 31, 2015 loans’ fair value amounts to $4,882 and its carrying value amounts to $4,900. As of December 31, 2014, the carrying value of the Company’s loans approximates its fair value and amounted to $433.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net (except for NDF) and other liabilities

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

TELECOM ARGENTINA S.A.

•                  During 2015

Due to the existence of commitments denominated in US Dollars as of December 31, 2015, the Telecom Group entered into several NDF agreements during 2015 to purchase a total amount of US$189 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 2015 (net income of approximately $455) have also been recognized in the Income Statement, within Finance expenses — Exchange Differences. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2015, the Telecom Group has a current asset amounting to $466 and deferred results amounting to $13 (before income tax) related to the US$165 million outstanding NDF to such date, which will mature between January and July 2016

During 1Q15, Personal also realized the remaining NDF entered as of December 31, 2014 for US$149 million, recording a net loss of $23 which was recognized in the Income Statement in 1Q15, within Finance expenses — Exchange Differences. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency.

As part of their financial risk management and reduction of exchange rate risk policies, during 2015 Telecom Argentina and Personal acquired Government bonds denominated in U.S. dollars (Bonar X 2017), at a cost of $522, with an annual interest rate of 7%, also in U.S. dollars. These bonds were valued at fair value and generated a gain of $77 which was recognized in “Financial results - Gains on investments”.

•                  During 2014

Due to the existence of commitments denominated in US Dollars as of December 31, 2014, the Telecom Group entered into several NDF agreements during 2014 to purchase a total amount of US$ 282 million (of which US$ 133 million matured between March and December 2014 and the remaining US$ 149 million matured between January 2015 and March 2015). The purpose of these NDF was to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of the commitments (hedged item) to Telecom Argentina and Personal functional currency. The effect of the fluctuation of the exchange rate over the hedged debts was recognized in the Income Statement and also the changes in the fair value of NDF entered into 2014 (net loss of approximately $97) within Finance income and expenses — Exchange Differences. The Group recognizes the NDF results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of December 31, 2014, Personal had a current liability of $90 related to the US$ 149 million NDF remaining to such date.

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

The information required by the amendment to IFRS 7 as of December 31, 2015 and 2014 is as follows:

	As of December 31, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	7,832	822	(11,613)	(71)
Offsetting	(1,688)	(12)	1,688	12
Current and noncurrent assets (liabilities) — Booked value	6,144	810	(9,925)	(59)

(1) Includes financial assets and financial liabilities according to IFRS 7.

TELECOM ARGENTINA S.A.

	As of December 31, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	5,524	182	(7,329)	(65)
Offsetting	(1,257)	(10)	1,257	10
Current and noncurrent assets (liabilities) — Booked value	4,267	172	(6,072)	(55)

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

Note 21 — Revenues

The Company discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2015, 2014 and 2013, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2015	2014	2013
Fixed services lines (in thousands)	4,043	4,093	4,124
ADSL subscribers (in thousands)	1,814	1,771	1,707
Personal mobile services customers (in thousands)	19,656	19,585	20,088
Núcleo mobile services customers (in thousands)	2,546	2,481	2,420
Local Measured Service (million of minutes)	10,789	11,943	12,896
International Long distance telephony (million of minutes)	636	818	801
Minutes used — mobile service (in billions)	22	24	22
Equipment and handsets sale — Personal (in thousands)	2,414	3,215	3,761
Equipment and handsets sale — Núcleo (in thousands)	163	113	106

Revenues and other income include:

	Years ended December 31,
	2015	2014	2013
Services
Voice - Retail	3,304	2,853	2,656
Voice - Wholesale	1,035	929	786
Internet	4,556	3,254	2,521
Data	1,780	1,470	963
Total Fixed services	10,675	8,506	6,926
Voice - Retail	6,964	5,330	4,773
Voice - Wholesale	1,884	1,953	1,930
Internet	6,254	3,335	2,088
Data	7,156	7,666	7,212
Total Personal mobile services	22,258	18,284	16,003
Voice - Retail	561	575	385
Voice - Wholesale	106	126	115
Internet	567	456	270
Data	313	331	313
Total Núcleo mobile services	1,547	1,488	1,083
Total services revenues (a)	34,480	28,278	24,012
Equipment
Fixed services - excluding network construction contracts	61	46	61
Fixed services - network construction contracts	—	7	19
Mobile services — Personal	5,796	4,920	3,126
Mobiles services — Núcleo	159	90	69
Total equipment revenues (b)	6,016	5,063	3,275
Total revenues (a)+(b)	40,496	33,341	27,287
Other income
Fixed services	39	26	33
Mobile services — Personal	5	21	24
Mobile services — Núcleo	—	—	6
Total other income (c)	44	47	63

Total revenues and other income (a)+(b)+(c)	40,540	33,388	27,350

TELECOM ARGENTINA S.A.

Service revenues by type of service (regardless of the segment which originate them) are:

	Years ended December 31,
	2015	%	2014	%	2013	%
Voice - Retail	10,829	31	8,758	31	7,817	32
Voice - Wholesale	3,025	9	3,008	11	2,828	12
Total Voice	13,854	40	11,766	42	10,645	44
Data	9,249	27	9,467	33	8,488	36
Internet	11,377	33	7,045	25	4,879	20
Total services revenues	34,480	100	28,278	100	24,012	100

Note 22 — Operating expenses

Operating expenses disclosed by nature of expense amounted to $34,311, $27,945 and $22,832 for the years ended December 31, 2015, 2014 and 2013, respectively. The breakdown of Employee benefit expenses and severance payments, Cost of equipments and handsets, Provisions and Bad debt expenses are disclosed in Notes 13, 7, 17 and 5, respectively.

The main components of the remaining operating expenses are the following:

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2015	2014	2013
Fixed telephony interconnection costs	(338)	(292)	(237)
Cost of international outbound calls	(181)	(191)	(133)
Lease of circuits and use of public network	(336)	(304)	(208)
Mobile Services - charges for roaming	(374)	(415)	(425)
Mobile Services - charges for TLRD	(941)	(872)	(826)
	(2,170)	(2,074)	(1,829)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2015	2014	2013
Maintenance of hardware and software	(328)	(382)	(337)
Technical maintenance	(854)	(675)	(486)
Service connection fees for fixed lines and Internet lines	(224)	(205)	(193)
Service connection fees capitalized as SAC (Note 3.i)	14	7	6
Service connection fees capitalized as Intangible assets (Note 3.i)	36	30	30
Other maintenance costs	(399)	(315)	(260)
Obsolescence of inventories — Mobile Services (Note 7)	(38)	(81)	(109)
Call center fees	(1,297)	(1,141)	(763)
Other fees for services	(793)	(541)	(501)
Directors and Supervisory Committee’s fees	(36)	(30)	(28)
	(3,919)	(3,333)	(2,641)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2015	2014	2013
Turnover tax	(2,122)	(1,810)	(1,458)
Taxes with the Regulatory Authority	(917)	(729)	(637)
Tax on deposits to and withdrawals from bank accounts	(403)	(343)	(258)
Municipal taxes	(289)	(225)	(175)
Other taxes	(212)	(190)	(161)
	(3,943)	(3,297)	(2,689)

Commissions

	Years ended December 31,
	2015	2014	2013
Agent commissions	(2,659)	(2,061)	(1,641)
Agent commissions capitalized as SAC (Note 3.i)	1,172	913	551
Distribution of prepaid cards commissions	(635)	(582)	(593)
Collection commissions	(983)	(673)	(434)
Other commissions	(88)	(91)	(86)
	(3,193)	(2,494)	(2,203)

TELECOM ARGENTINA S.A.

Advertising

	Years ended December 31,
	2015	2014	2013
Media advertising	(524)	(431)	(370)
Fairs and exhibitions	(137)	(176)	(139)
Other advertising costs	(153)	(185)	(147)
	(814)	(792)	(656)

Cost of VAS

	Years ended December 31,
	2015	2014	2013
Cost of mobile value added services	(1,218)	(920)	(697)
Cost of fixed value added services	(38)	(16)	(11)
	(1,256)	(936)	(708)

Other operating expenses

	Years ended December 31,
	2015	2014	2013
Transportation, freight and travel expenses	(768)	(559)	(451)
Delivery costs capitalized as SAC	85	59	39
Rental expense	(540)	(402)	(295)
Energy, water and others	(429)	(469)	(401)
International and satellite connectivity	(202)	(147)	(136)
	(1,854)	(1,518)	(1,244)

D&A

	Years ended December 31,
	2015	2014	2013
Depreciation of PP&E	(3,046)	(2,389)	(1,983)
Amortization of SAC and service connection costs	(1,045)	(811)	(867)
Amortization of other intangible assets	(347)	(43)	(23)
	(4,438)	(3,243)	(2,873)

Gain on disposal of PP&E and impairment of PP&E

	Years ended December 31,
	2015	2014	2013
Gain on disposal of PP&E	31	9	14
Impairment of PP&E — AFA project (Note 17.4)	(107)	36	(99)
Impairment of PP&E — former work in progress and others	(53)	(61)	(23)
Impairment of PP&E — access PP&E swap	(21)	—	—
Impairment of PP&E — mobile commercial and ERP systems	(49)	—	(65)
	(199)	(16)	(173)

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2015	2014	2013
Operating costs	(20,578)	(17,345)	(13,700)
Administration costs	(1,827)	(1,404)	(1,072)
Commercialization costs	(11,594)	(9,096)	(7,617)
Other expenses — provisions	(113)	(84)	(270)
Gain on disposal of PP&E and impairment of PP&E	(199)	(16)	(173)
	(34,311)	(27,945)	(22,832)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2015, 2014 and 2013 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2013	372	524	71	967
2014	501	725	46	1,272
2015	436	890	31	1,357

Further information is provided in Note 3.j) to these consolidated financial statements.

TELECOM ARGENTINA S.A.

Note 23 — Operating income

	Years ended December 31,
	2015	2014	2013
Operating income from services and other income
Revenues and other income	34,524	28,325	24,075
Operating expenses	(25,079)	(20,543)	(16,675)
Operating income before D&A (a)	9,445	7,782	7,400
D&A	(4,438)	(3,243)	(2,873)
Gain on disposal and impairment of PP&E	(199)	(16)	(173)
Operating income from services and other income	4,808	4,523	4,354

Operating income (loss) from equipment sales
Revenues	6,016	5,063	3,275
Cost of equipments and handsets	(4,595)	(4,143)	(3,111)
Operating income (loss) before D&A from equipment sales (b)	1,421	920	164

Total operating income	6,229	5,443	4,518

Consolidated operating income
Operating income before D&A (a)+(b)	10,866	8,702	7,564
D&A	(4,438)	(3,243)	(2,873)
Gain on disposal and impairment of PP&E	(199)	(16)	(173)
Total operating income	6,229	5,443	4,518

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2015	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	10,714	23,810	34,524
Intersegment revenues	1,834	137	1,971
Third party operating expenses	(9,863)	(15,216)	(25,079)
Intersegment operating expenses	(137)	(1,834)	(1,971)
Operating income before D&A from services and other income (1)	2,548	6,897	9,445

Equipments revenues
Third party revenues	61	5,955	6,016
Third party operating expenses	(82)	(4,513)	(4,595)
Operating income (loss) before D&A from equipments revenues (2)	(21)	1,442	1,421
Total operating income before D&A (3)=(1)+(2)	2,527	8,339	10,866

D&A (4)	(1,526)	(2,912)	(4,438)
Gain on disposal of PP&E and impairment of PP&E (5)	(91)	(108)	(199)
Operating income (6)=(3)-(4)+(5)	910	5,319	6,229

Net effect of the intersegment eliminations (7)	(1,697)	1,697	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	830	10,036	10,866
Net segment contribution to the Operating income (9)=(6)+(7)	(787)	7,016	6,229

Year ended December 31, 2014	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	8,532	19,793	28,325
Intersegment revenues	1,772	117	1,889
Third party operating expenses	(8,056)	(12,487)	(20,543)
Intersegment operating expenses	(117)	(1,772)	(1,889)
Operating income before D&A from services and other income (1)	2,131	5,651	7,782

Equipments revenues
Third party revenues	53	5,010	5,063
Third party operating expenses	(72)	(4,071)	(4,143)
Operating income (loss) before D&A from equipments revenues (2)	(19)	939	920
Total operating income before D&A (3)=(1)+(2)	2,112	6,590	8,702

D&A (4)	(1,230)	(2,013)	(3,243)
Gain on disposal of PP&E and impairment of PP&E (5)	9	(25)	(16)
Operating income (6)=(3)-(4)+(5)	891	4,552	5,443

Net effect of the intersegment eliminations (7)	(1,655)	1,655	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	457	8,245	8,702
Net segment contribution to the Operating income (9)=(6)+(7)	(764)	6.207	5.443

TELECOM ARGENTINA S.A.

Year ended December 31, 2013	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	6,959	17,116	24,075
Intersegment revenues	1,258	124	1,382
Third party operating expenses	(6,352)	(10,323)	(16,675)
Intersegment operating expenses	(124)	(1,258)	(1,382)
Operating income before D&A from services and other income (1)	1,741	5,659	7,400

Equipments revenues
Third party revenues	80	3,195	3,275
Third party operating expenses	(74)	(3,037)	(3,111)
Operating income before D&A from equipments revenues (2)	6	158	164
Total operating income before D&A (3)=(1)+(2)	1,747	5,817	7,564

D&A (4)	(1,019)	(1,854)	(2,873)
Gain on disposal and impairment of PP&E (5)	(106)	(67)	(173)
Operating income (6)=(3)-(4)+(5)	622	3,896	4,518

Net effect of the intersegment eliminations (7)	(1,134)	1,134	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	613	6,951	7,564
Net segment contribution to the Operating income (9)=(6)+(7)	(512)	5,030	4,518

Note 24 — Finance income and expenses

	Years ended December 31,
	2015	2014	2013
Interest on cash equivalents	20	279	614
Gains on investments (Argentine companies notes and Governments bonds)	432	165	39
Interest on receivables	183	161	124
Gains on other short-term investments	169	124	85
Foreign currency exchange gains	316	728	489
Interest on related parties (Note 27.b)	—	—	5
TUVES share purchase option	9	—	—
Other	1	2	5
Total finance income	1,130	1,459	1,361
Interest on loans — Núcleo and Personal	(566)	(30)	(17)
Interest on salaries and social security payable, other taxes payables and accounts payable	(26)	(27)	(19)
Interest on provisions (Note 17)	(137)	(118)	(75)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(9)	(5)	(8)
Foreign currency exchange losses (*) (**)	(1,456)	(1,003)	(713)
Interest on pension benefits (Note 16)	(28)	(23)	—
Other	(10)	—	(1)
Total finance expenses	(2,232)	(1,206)	(833)
Total finance income, net	(1,102)	253	528

(*) Includes 432, (97) and 55 of foreign currency exchange gains (losses), net generated by NDF for the years ended on December 31, 2015, 2014 and 2013, respectively.

(**) Includes (1), (228) and (151) of exchange differences generated by Government bonds for the years ended as of December 31, 2015, 2014 and 2013, respectively.

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

For financial years ended December 31, 2015, 2014 and 2013 the weighted average number of shares outstanding amounted to 969,159,605, 969,159,605 and 978,939,079, respectively, due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 19.d) to these consolidated financial statements

TELECOM ARGENTINA S.A.

Note 26 — Financial risk management

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

•                  Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2015 the Telecom Group has mainly outstanding floating rate borrowings (see Note 12).

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

As of December 31, 2015 and 2014, Telecom Argentina has no financial debt outstanding during the fiscal years ended in those dates and to their closing dates. However, Telecom Argentina, Personal and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Personal’s and Núcleo’s bank overdrafts and Personal’s Notes are denominated its functional currency (argentine pesos and guaranties, respectively) and accrued interests at variable rates, while Personal’s financial debt is denominated in US$ at variable rates and Núcleo’s financial debt is denominated in guaraníes (its functional currency) and accrued interests at fixed rates.

Additionally, the Telecom Group has cash and cash equivalents and investments denominated in US$ and euros (approximately 89% of these items) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Telecom Group holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked), and other short-term investments whose main underlying asset is also dollar linked. They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial commitments in foreign currency. Dollar linked investments and dollar linked other short-term investments represent approximately 54% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2015.

TELECOM ARGENTINA S.A.

The following table shows a breakdown of Telecom Argentina’s net assessed financial position exposure to currency risk as of December 31, 2015 and 2014:

12.31.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	102	12.940	(iii) 1,340
G	234,194	0.002	520
EURO	4	14.068	54
	Total assets		1,914
Liabilities
US$	(538)	13.040	(7,015)
G	(348,051)	0.002	(771)
EURO	(14)	14.210	(191)
	Total liabilities		(7,977)
	Net liabilities		(6,063)

(i)                 US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights.

(ii)              As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)           Includes 616 corresponding to Government bonds at fair value (equivalent to US$ 46 million).

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2015, hold investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $1,105 and other short-term investments whose main underlying asset are financial assets dollar linked for a total amount of $314. According to this, the Telecom Group’s net liability position in foreign currency amounts to $4,644 as of December 31, 2015, equivalent to approximately US$ 357 million. Additionally, the Group entered into several NDF contracts as of December 31, 2015 amounting to US$ 165 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 192 million as of December 31, 2015.

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

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2014, hold investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $332 and other short-term investments whose main underlying asset are financial assets dollar linked for a total amount of $359. According to this, the Telecom Group’s net liability position in foreign currency amounted to $2,806 as of December 31, 2014, equivalent to approximately US$ 328 million. Additionally, the Group entered into several NDF contracts as of December 31, 2015 amounting to US$ 149 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 179 million as of December 31, 2014.

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

Exchange rate risk — Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2015, which is a net liability position in foreign currency of $6,063 equivalent to US$465 million, Management estimates that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $47 of the consolidated amounts of foreign currency position.

TELECOM ARGENTINA S.A.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $2,508 equivalent to US$ 192 million, and a variation of the exchange rate of $ 0.10 as described in the previous paragraph, would generate a variation of $19 in the consolidated financial position in foreign currency.

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

Interest rate risk — Sensitivity analysis

Within its structure of financial debt, Personal has bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes that bear at interest at a mixed rate (fixed rate and floating rate) and a foreign bank loan denominated in U.S. dollar that bears interest at a floating rate.

Management believes that any variation of 10 bps in the agreed interest rates would become in the following results:

Financial debt	Amount (in millions)		Effect (in millions)
Bank overdrafts		$3,146	3.1
Notes		$720	0.7
Bank loan	US$	40	0.5

This analysis is based on the assumption that this change in interest rates occurs at the same time and for the same periods.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in interest rates of financial instruments may differ significantly from this estimate.

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

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	1,301	—	1,301
Total not due	870	1,763	4,843	810	8,286
Total as of December 31, 2015	870	1,763	6,144	810	9,587

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $1,301 as of December 31, 2015 ($938 as of December 31, 2014).

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

TELECOM ARGENTINA S.A.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

•                  Liquidity risk

Liquidity risk represents the risk that the Telecom Group has no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

The Group’s working capital breakdown and its main variations are disclosed below:

	2015	2014	Variation
Trade receivables	5,663	4,124	1,539
Other receivables	1,336	670	666
Inventories	2,193	721	1,472
Current liabilities (not considering financial debt)	(13,463)	(8,918)	(4,545)
Operative working capital - negative	(4,271)	(3,403)	(868)
Over revenues	(10.5)%	(10.2)%

Cash and cash equivalents	870	825	45
Investments	1,430	53	1,377
Current financial debt	(3,451)	(179)	(3,272)
Net Current financial debt	(1,151)	699	(1,850)

Negative operating working capital (current assets — current liabilities)	(5,422)	(2,704)	(2,718)
Liquidity rate	0.68	0.70	(0.02)

The Telecom Group has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $4,271 as of December 31, 2015 (increasing $868 vs. December 31, 2014) but continued positioning at similar levels (10.5% of consolidated revenues as of December 31, 2015). The principal change is related to the commercial debt to acquire PP&E that increased by approximately $3,058. The mentioned increase is mainly related to the Personal’s investment plan for 4G (LTE) deployment. The debt increase was partially offset by higher financing provided to subscribers to acquire handsets and the increase in handsets’ quantity and prices, among other reasons.

The investments made to acquire mobile spectrum totaled $5,786 (Note 2.h) and were financed with current and non-current loans, turning the Group’s net financial asset into a net financial debt. The current Group’s net financial debt as of December 31, 2015 amounted to $1,151 (higher financial debt of $1,850, where is worth mentioning the bank overdrafts at very reasonable rates, net of higher investments in Government bonds in foreign currency). During 2015 the Telecom Group returned to demand funds to the financial market in Argentina, what has allowed financing the Group’s growth in PP&E and intangible assets at very reasonable rates. The Group has an excellent credit rating (Personal’s notes have been qualified “AA+(arg)” by FIX SCR S.A) related to the Group’s operating cash flow record and low leverage (net financial debt ratio over company market value amounts only 5%). This change in the Group’s financial structure has been prudently managed in what relates to foreign exchange risk, as disclosed in Market Risk section, and without neglecting the Group’s shareholders compensation, who received cash dividends amounting to $804 in 2015. All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of $5,422 as of December 31, 2015, resulting from an increase in negative operating working capital and an increase in current net financial debt amounting to $868 and $1,850, respectively.

Despite these increases in absolute terms, consolidated liquidity ratio (current assets / current liabilities) remained at previous year’s similar levels, amounting to 0.68.

The Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Group makes possible to obtain financial resources for longer terms at a reasonable cost. The Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

The Telecom Group manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

TELECOM ARGENTINA S.A.

The Telecom Group maintains a liquidity policy that results into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Telecom Group has consolidated cash and cash equivalents amounting to $870 (equivalent to US$ 67 million) as of December 31, 2015 (in 2014, $825, equivalent to US$ 98 million).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 1,051	—	—	—	1,051
January 2016 thru December 2016	8,833	3,698	1,261	53	13,845
January 2017 thru December 2017	38	1,959	90	6	2,093
January 2018 thru December 2018	8	459	32	—	499
January 2019 and thereafter	6	—	35	—	41
	9,936	6,116	1,418	59	17,529

(*) As of the date of issuance of these consolidated financial statements, $506 were paid.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and 2014.

The Telecom Group does not have to comply with regulatory capital adequacy requirements.

Note 27 —Related party balances and transactions

(a) Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor —Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Art. 33 of Law No. 19,550. As of December 31, 2015, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 19.d), Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of December 31, 2015 these shares represent 78.38% of the capital stock of Nortel.

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

TELECOM ARGENTINA S.A.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by the Fintech Group to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. agreed the transfer of 17% of the capital stock of Sofora to the Fintech Group; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC (or the regulatory authority that replaces it) and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and one-half years.

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

As of the date of issuance of these consolidated financial statements, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina - Inversiones S.A. (32%) and Fintech Telecom LLC (17%). According to its indirect equity interest, the economic rights of Telecom Italia Group in Telecom Argentina amounted to 14.5% as of December 31, 2015.

On October 16, 2015 Resolution No. 491/15 of the Federal Authority of Information Technology and Communications (“AFTIC”) was published in the Official Bulletin. This body has absorbed, among others, the duties of the SC. Through the mentioned Resolution, the authorization to transfer to Fintech the controlling interest of Telecom Italia in Sofora Telecomunicaciones S.A. was denied. The Resolution is available in www.boletinoficial.gob.ar.

It should be noted that, in 2010, the SC issued Resolution No. 136/10 whereby, at the Company’s request, the Operator figure included in the List of Conditions for the privatization of Entel approved by Decree No. 62/90, as amended, is annulled. The grounds for this SC Resolution 136/10 states that “as the exclusivity period ended and after twenty years of service provision by Telecom Argentina, the experience is deemed to have been acquired by the licensee and is not imperative at present the maintenance of such figure”.  Article 3 of the Resolution disposals provides: “Rescind the Operator figure included in the List of Conditions, Decree No. 62/90, as amended, regarding Telecom Argentina S.A.” Accordingly, the Company has been developing its activities since 2010 based on this regulatory framework in force.

As informed by Telecom Italia S.p.A, Fintech refused the AFTIC Resolution No. 491/15.

Telecom Argentina also refused the AFTIC Resolution No. 491/15 related to its rights as licensee.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No.64/16, which partially considered the appeal filed by the Company and other companies against the AFTIC Resolution No.491/15, and provides to continue the analysis of the transfer transaction of Sofora’s stake interest hold by Telecom Italia in accordance with current regulations, particularly article 13 of Law No.27,078 (LAD), as amended by Decree No.267/15.

TELECOM ARGENTINA S.A.

On February 24, 2016 the Company was notified of the Mandatory Acquisition Public Offer (“OPA”), which implicates change of control, promoted and formulated by Fintech Telecom LLC related to all Class “B shares issued by Telecom Argentina that are listed in Mercado de Valores de Buenos Aires S.A. The OPA background and purpose, price, timing and terms of acceptance and the detail of the facts that condition its performance are described in the OPA notice published in the newspaper “El Cronista Comercial” on February 24, 2016 in its page No.5.Additional information is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov.

Demerger of Telco S.p.A. and Telefónica, S.A. (of Spain) indirect stake

Telefónica, S.A. (of Spain) has reported that, having obtained the approval of CADE (the Brazilian antitrust authority), ANATEL (Brazilian regulatory authority); CNDC (Argentinean antitrust authority) and Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority), the demerger of Telco S.p.A. has been formalized and its shareholders have assumed, through its subsidiaries, the direct stakes in Telecom Italia S.p.A. The Telco S.p.A. Shareholders’ Agreement has also become ineffective.

Regarding the Telefónica, S.A. (of Spain) stake, on June 24, 2015 such company informed to the CNV and the BCBA the “divesting of its entire stake in Telecom Italia S.p.A.”.

“Telco” and “TI-W” Commitments

In Telecom Argentina’s 2014 Annual Report, Note B.4.2, a reference was made to the commitment accepted through Resolution No. 148/10 of the Secretariat of Economic Policy (“Telco Commitment”) and the commitment accepted through Resolution No. 149/10 of the Secretariat of Economic Policy (“TI-W Commitment”) (the “Telco Commitment” and the “TI-W Commitment”, together, the “Commitments”), both presented through the CNDC with the purpose of ensuring the segregation and independence between the activities in the Argentine market of (a) Telefónica, S.A (of Spain) and its subsidiaries, on one side and (b) the Telecom Italia Group, certain subsidiaries of Telecom Italia and the Telecom Group, on the other side, aimed to preserve and encourage the level of competition of their activities in the Argentine market.

On June 24, 2015 Telefónica, S.A. (of Spain) informed to the CNV and the BCBA the “divesting of its entire stake in Telecom Italia S.p.A”.

According to the provisions of Clause 9.2 from the Telco Commitment and to Clause 3 of the TI-W Commitment, the mentioned Telefónica, S.A. (of Spain) divestment and the end of the validity of the Telco S.p.A Shareholders’ Agreement also represents the end of the validity of the Commitments.

For that reason, on July 6, 2015, Telecom Italia S.p.A. submitted a note to the CNDC informing that the end of the validity of the Commitments had been configured, according to that contemplated in Clause 9.2 from the Telco Commitment and Clause 3 of the TI-W Commitment.

On July 7, 2015, the Chairmen of the Board of Directors of Telecom Argentina and Personal submitted a note to the CNDC adhering to the presentation made by Telecom Italia S.p.A. and requiring the extinction of the validity of the Commitments for the same reasons exposed by Telecom Italia S.p.A on its note.

As of the date of issuance of these consolidated financial statements, the CNDC has not expressed its opinion about this matter.

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

TELECOM ARGENTINA S.A.

The following is a summary of the balances and transactions with related parties as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, respectively:

		As of December 31,
	Type of related party	2015	2014
CURRENT ASSETS
Cash and cash equivalents
Banco Atlas S.A.(a)	Other related party	2	—
Total cash and cash equivalents		2	—
Trade receivables
TIM Participações S.A. (b)	Other related party	13	5
Latin American Nautilus Argentina S.A. (b)	Other related party	1	3
Telecom Italia S.p.A. (b)	Parent company	3	1
Telecom Italia Sparkle S.p.A. (b)	Other related party	—	1
Experta Aseguradora de Riesgos del Trabajo ART S.A. (d) (f)	Other related party	1	—
Total trade receivables, net		18	10
Other receivables
Latin American Nautilus Ltd. (b) (e)	Other related party	36	52
Caja de Seguros S.A. (c)	Other related party	3	46
Telteco S.A. (i)	Other related party	—	3
Total other receivables, net		39	101

NON CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (e)	Other related party	—	36

CURRENT LIABILITIES
Trade payables
Italtel Group (b)	Other related party	160	61
Latin American Nautilus Ltd. (b)	Other related party	53	11
Telecom Italia S.p.A. (b)	Parent company	28	16
Telecom Italia Sparkle S.p.A. (b)	Other related party	27	13
Latin American Nautilus USA Inc. (b)	Other related party	3	2
Latin American Nautilus Argentina S.A. (b)	Other related party	2	—
TIM Participações S.A. (b)	Other related party	2	—
Caja de Seguros S.A. (c)	Other related party	46	57
Experta Aseguradora de Riesgos del Trabajo ART S.A. (d) (f)	Other related party	12	8
Universal Music Argentina S.A. (g)	Other related party	10	—
Haras El Capricho S.A. (h)	Other related party	1	—
Telteco S.A. (i)	Other related party	5	—
Total trade payables		349	168

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2015	2014	2013
Editorial Azeta S.A. (a)	Voice retail	Other related party	3	3	—
Banco Atlas S.A. (a)	Voice retail	Other related party	1	1	—
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	Other related party	23	26	17
TIM Participações S.A. (b)	Roaming	Other related party	6	11	13
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	7	9	2
Telecom Italia S.p.A. (b)	Roaming	Parent company	4	2	3
Caja de Seguros S.A. (c)	Recovery of insurance, voice retail and data	Other related party	524	404	231
Total services rendered			568	456	266

	Transaction		Years ended December 31,
Services received	description	Type of related party	2015	2014	2013
Editorial Azeta S.A. (a)	Advertising	Other related party	(2)	(2)	—
Latin American Nautilus Ltd. (b).	International inbound calls and data	Other related party	(71)	(147)	(104)
Grupo Italtel (b)	Maintenance, materials and supplies	Other related party	(125)	(63)	(65)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and others	Other related party	(58)	(52)	(31)
TIM Participações S.A. (b)	Roaming	Other related party	(11)	(19)	(13)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Parent company	(33)	(18)	(23)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(7)	(12)	(9)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(7)	(8)	(7)
Caja de Seguros S.A. (c)	Insurance	Other related party	(36)	(29)	(18)
Experta Aseguradora de Riesgos del Trabajo ART S.A. (d) (f)	Salaries and social security - Insurance	Other related party	(100)	(61)	(47)
La Estrella Seguros de Retiro S.A. (d)	Insurance	Other related party	(5)	(9)	(9)
Universal Music Argentina S.A. (g)	VAS costs	Other related party	(4)	—	—
Haras El Capricho S.A. (h)	Advertising	Other related party	(1)	—	—
Telteco S.A. (i)	Fees for services	Other related party	(14)	(7)	—
Total services received			(474)	(427)	(326)

(a)         Such companies relate to ABC Telecommunications Group of Paraguay.

(b)         Such companies relate to Telecom Italia Group.

(c)          Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to Telecom Italia Group.

(d)         Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)        Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 on February 2013 for this agreement.

(f)           Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(g)          Such companies relate to Telecom Italia Group since November 1, 2015.

(h)         Such companies relate to W de Argentina — Inversiones S.A.

(i)             Such companies relate to a Board of Directors member appointed by W de Argentina — Inversiones S.A.

TELECOM ARGENTINA S.A.

	Transaction		Years ended December 31,
Other income	description	Type of related party	2015	2014	2013
Nortel	Rental revenues	Direct parent Company	1	—	—
Total other income			1	—	—

	Transaction		Years ended December 31,
Finance income	description	Type of related party	2015	2014	2013
Nortel	Interests	Direct parent Company	—	—	5
Total finance income			—	—	5

		Years ended December 31,
Purchases of PP&E and intangible assets	Type of related party	2015	2014	2013
Italtel Group (b)	Other related party	103	153	153
Telteco S.A. (i)	Other related party	4	12	2
Total purchases of PP&E and intangible assets		107	165	155

		As of December 31,
Commitments	Type of related party	2015	2014
	Other related parties	221	329
		221	329

(a)         Such companies relate to ABC Telecommunications Group of Paraguay.

(b)         Such companies relate to Telecom Italia Group.

(c)          Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to Telecom Italia Group.

(d)         Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)        Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 on February 2013 for this agreement.

(f)           Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(g)          Such companies relate to Telecom Italia Group since November 1, 2015.

(h)         Such companies relate to W de Argentina — Inversiones S.A

(i)             Such companies relate to a Board of Directors member appointed by W de Argentina — Inversiones S.A.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(c) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $106, $56 and $70 for the years ended December 31, 2015, 2014 and 2013, respectively, and was recorded as expenses under the line item “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2015	2014	2013
Salaries (1)	37	31	34
Variable compensation (1)	26	7	21
Social security contributions	18	11	12
Termination benefits	25	7	3
	106	56	70

(1) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of December 31, 2015, 2014 and 2013, respectively, an amount of $30, $8 and $25 remained unpaid.

The estimated compensation of the members of the Telecom Argentina’s Board of Directors for fiscal year 2015 is approximately of $21. The compensation for the members of the Telecom Argentina´s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2014 and 2013 were approximately of $16 and $13, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

TELECOM ARGENTINA S.A.

Note 28 — Segment information

Until fiscal year ended December 31, 2013, the Telecom Group carried out its activities through six companies, each identified as an operating segment. On February 19, 2014 Personal sold its equity interest in Springville; which results, assets and liabilities were included in the “Personal Mobile Services” segment and which figures were immaterial. Since July 2014, Núcleo has constituted a new Paraguayan controlled company (Personal Envíos), which is included in the segment “Núcleo Mobile Services”. Therefore, as from December 31, 2014 and 2015, the Telecom Group carries out its activities through six companies which were consolidated by the end of fiscal years 2015 and 2014.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2015, 2014 and 2013 was as follows:

TELECOM ARGENTINA S.A.

For the year ended December 31, 2015

•             Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	12,609	28,203	1,717	29,920	(1,989)	40,540
Employee benefit expenses and severance payments	(5,268)	(1,856)	(129)	(1,985)	—	(7,253)
Interconnection costs and other telecommunication charges	(719)	(2,686)	(154)	(2,840)	1,389	(2,170)
Fees for services, maintenance, materials and supplies	(1,769)	(2,417)	(152)	(2,569)	419	(3,919)
Taxes and fees with the Regulatory Authority	(818)	(3,071)	(54)	(3,125)	—	(3,943)
Commissions	(268)	(2,774)	(199)	(2,973)	48	(3,193)
Cost of equipments and handsets	(82)	(4,328)	(185)	(4,513)	—	(4,595)
Advertising	(108)	(628)	(78)	(706)	—	(814)
Cost of VAS	(38)	(1,136)	(82)	(1,218)	—	(1,256)
Provisions	(17)	(96)	—	(96)	—	(113)
Bad debt expenses	(79)	(462)	(23)	(485)	—	(564)
Other operating expenses	(934)	(960)	(93)	(1,053)	133	(1,854)
Operating income before D&A	2,509	7,789	568	8,357	—	10,866
Depreciation of PP&E	(1,341)	(1,379)	(326)	(1,705)	—	(3,046)
Amortization of intangible assets	(185)	(1,141)	(66)	(1,207)	—	(1,392)
Gain on disposal of PP&E and impairment of PP&E	(91)	(109)	1	(108)	—	(199)
Operating income	892	5,160	177	5,337	—	6,229
Financial results, net	(173)	(864)	(65)	(929)	—	(1,102)
Income before income tax expense	719	4,296	112	4,408	—	5,127
Income tax expense, net	(155)	(1,522)	(15)	(1,537)	—	(1,692)
Net income	564	2,774	97	2,871	—	3,435

Net income attributable to Telecom Argentina	564	2,774	65	2,839	—	3,403
Net income attributable to non-controlling interest	—	—	32	32	—	32
	564	2,774	97	2,871	—	3,435

(*) Includes Personal Envíos’ operations. This company started to operate on January 1, 2015. Its operations are not material (Revenues 9, Operating income before D&A (2), Operating income (4) and Net loss (4)).

(1)

Service revenues	10,675	22,258	1,547	23,805	—	34,480
Equipment sales	61	5,796	159	5,955	—	6,016
Other income	39	5	—	5	—	44
Subtotal third party revenues and other income	10,775	28,059	1,706	29,765	—	40,540
Intersegment revenues	1,834	144	11	155	(1,989)	—
Total revenues and other income	12,609	28,203	1,717	29,920	(1,989)	40,540

•             Balance sheet information

PP&E, net	9,280	6,899	1,784	8,683	—	17,963
Intangible assets, net	443	7,131	86	7,217	(1)	7,659
Capital expenditures on PP&E (a)	2,846	3,157	393	3,550	—	6,396
Capital expenditures on intangible assets (b)	233	3,395	76	3,471	—	3,704
Total capital expenditures (a)+ (b)	3,079	6,552	469	7,021	—	10,100
Total additions on PP&E and intangible assets	3,514	7,158	490	7,648	—	11,162
Net financial asset (debt)	560	(2,372)	(465)	(2,837)	—	(2,277)

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	38,633	38,344	24,844
Abroad	1,863	2,152	2,129
Total	40,496	40,496	26,973

TELECOM ARGENTINA S.A.

For the year ended December 31, 2014

•             Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	10,357	23,353	1,588	24,941	(1,910)	33,388
Employee benefit expenses and severance payments	(4,021)	(1,452)	(118)	(1,570)	—	(5,591)
Interconnection costs and other telecommunication charges	(676)	(2,592)	(192)	(2,784)	1,386	(2,074)
Fees for services, maintenance, materials and supplies	(1,402)	(2,145)	(137)	(2,282)	351	(3,333)
Taxes and fees with the Regulatory Authority	(723)	(2,527)	(47)	(2,574)	—	(3,297)
Commissions	(210)	(2,181)	(156)	(2,337)	53	(2,494)
Cost of equipments and handsets	(72)	(3,959)	(112)	(4,071)	—	(4,143)
Advertising	(151)	(563)	(78)	(641)	—	(792)
Cost of VAS	(16)	(856)	(64)	(920)	—	(936)
Provisions	(115)	31	—	31	—	(84)
Bad debt expenses	(89)	(315)	(20)	(335)	—	(424)
Other operating expenses	(791)	(761)	(86)	(847)	120	(1,518)
Operating income before D&A	2,091	6,033	578	6,611	—	8,702
Depreciation of PP&E	(1,084)	(1,002)	(303)	(1,305)	—	(2,389)
Amortization of intangible assets	(146)	(648)	(60)	(708)	—	(854)
Gain on disposal of PP&E and impairment of PP&E	9	(25)	—	(25)	—	(16)
Operating income	870	4,358	215	4,573	—	5,443
Financial results, net	275	—	(22)	(22)	—	253
Income before income tax expense	1,145	4,358	193	4,551	—	5,696
Income tax expense, net	(403)	(1,542)	(22)	(1,564)	—	(1,967)
Net income	742	2,816	171	2,987	—	3,729

Net income attributable to Telecom Argentina	742	2,816	115	2,931	—	3,673
Net income attributable to non-controlling interest	—	—	56	56	—	56
	742	2,816	171	2,987	—	3,729

(1)

Service revenues	8,506	18,284	1,488	19,772	—	28,278
Equipment sales	53	4,920	90	5,010	—	5,063
Other income	26	21	—	21	—	47
Subtotal third party revenues and other income	8,585	23,225	1,578	24,803	—	33,388
Intersegment revenues	1,772	128	10	138	(1,910)	—
Total revenues and other income	10,357	23,353	1,588	24,941	(1,910)	33,388

•             Balance sheet information

PP&E, net	7,751	4,688	1,370	6,058	—	13,809
Intangible assets, net	395	4,877	60	4,937	(1)	5,331
Capital expenditures on PP&E (a)	2,112	1,896	296	2,192	—	4,304
Capital expenditures on intangible assets (b)	165	4,427	61	4,488	—	4,653
Total capital expenditures (a)+ (b)	2,277	6,323	357	6,680	—	8,957
Total additions on PP&E and intangible assets	2,628	6,564	355	6,919	—	9,547
Net financial asset (debt)	219	693	(167)	526	—	745

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	31,697	31,428	18,414
Abroad	1,691	1,960	1,510
Total	33,388	33,388	19,924

TELECOM ARGENTINA S.A.

For the year ended December 31, 2013

•             Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	8,297	19,269	1,166	20,435	(1,382)	27,350
Employee benefit expenses and severance payments	(2,991)	(1,077)	(84)	(1,161)	—	(4,152)
Interconnection costs and other telecommunication charges	(525)	(2,148)	(171)	(2,319)	1,015	(1,829)
Fees for services, maintenance, materials and supplies	(1,126)	(1,634)	(101)	(1,735)	220	(2,641)
Taxes and fees with the Regulatory Authority	(578)	(2,076)	(35)	(2,111)	—	(2,689)
Commissions	(177)	(1,970)	(112)	(2,082)	56	(2,203)
Cost of equipments and handsets	(74)	(2,956)	(81)	(3,037)	—	(3,111)
Advertising	(159)	(442)	(55)	(497)	—	(656)
Cost of VAS	(11)	(663)	(34)	(697)	—	(708)
Provisions	(169)	(101)	—	(101)	—	(270)
Bad debt expenses	(58)	(214)	(11)	(225)	—	(283)
Recovery of restructuring costs / restructuring costs	8	—	—	—	—	8
Other operating expenses	(690)	(598)	(55)	(653)	91	(1,252)
Operating income before D&A	1,747	5,390	427	5,817	—	7,564
Depreciation of PP&E	(905)	(888)	(190)	(1,078)	—	(1,983)
Amortization of intangible assets	(114)	(740)	(36)	(776)	—	(890)
Gain on disposal of PP&E and impairment of PP&E	(106)	(68)	1	(67)	—	(173)
Operating income	622	3,694	202	3,896	—	4,518
Financial results, net	213	334	(19)	315	—	528
Income before income tax expense	835	4,028	183	4,211	—	5,046
Income tax expense, net	(297)	(1,472)	(23)	(1,495)	—	(1,792)
Net income	538	2,556	160	2,716	—	3,254

Net income attributable to Telecom Argentina	538	2,556	108	2,664	—	3,202
Net income attributable to non-controlling interest	—	—	52	52	—	52
	538	2,556	160	2,716	—	3,254

(1)

Service revenues	6,926	16,003	1,083	17,086	—	24,012
Equipment sales	80	3,126	69	3,195	—	3,275
Other income	33	24	6	30	—	63
Subtotal third party revenues and other income	7,039	19,153	1,158	20,311	—	27,350
Intersegment revenues	1,258	116	8	124	(1,382)	—
Total revenues and other income	8,297	19,269	1,166	20,435	(1,382)	27,350

•             Balance sheet information

PP&E, net	6,557	3,604	1,065	4,669	—	11,226
Intangible assets, net	376	1,098	46	1,144	(1)	1,519
Capital expenditures on PP&E (a)	2,037	1,646	281	1,927	—	3,964
Capital expenditures on intangible assets (b)	118	723	46	769	—	887
Total capital expenditures (a)+ (b)	2,155	2,369	327	2,696	—	4,851
Total additions on PP&E and intangible assets	2,453	2,437	324	2,761	—	5,214
Net financial asset (debt)	1,669	3,896	(211)	3,685	—	5,354

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	26,118	25,937	12,233
Abroad	1,232	1,413	1,146
Total	27,350	27,350	13,379

TELECOM ARGENTINA S.A.

Note 29 — Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Telecom Argentina
Fiscal year 2015:
March 31	8,872	2,634	1,680	(89)	1,041	1,028
June 30	9,624	2,501	1,468	(30)	937	928
September 30	10,094	2,529	1,311	(73)	800	801
December 31	11,906	3,202	1,770	(910)	657	646
	40,496	10,866	6,229	(1,102)	3,435	3,403
Fiscal year 2014:
March 31	7,466	2,112	1,377	(32)	906	889
June 30	8,119	2,007	1,241	186	930	916
September 30	8,598	2,067	1,225	76	848	839
December 31	9,158	2,516	1,600	23	1,045	1,029
	33,341	8,702	5,443	253	3,729	3,673
Fiscal year 2013:
March 31	6,064	1,799	1,115	135	813	802
June 30	6,649	1,825	945	79	662	652
September 30	7,114	1,930	1,203	163	886	870
December 31	7,460	2,010	1,255	151	893	878
	27,287	7,564	4,518	528	3,254	3,202

Note 30 — Restrictions on distribution of profits and dividends

(a) Restrictions on distribution of profits

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LGS, and reserves constituted to such purpose. Retained earnings as of December 31, 2015 are positive and amounted to $3,403, while Voluntary reserve for future dividends payment amounted to $2,869.

	2015	2014	2013

Dividends declared and paid by Telecom Argentina during the year ($0.83, $1.22 and $1.03 peso per share, respectively)	804	1,202	(*) 1,000
Proposed for approval at the Annual General Meeting (not recognized as a liability as at December 31)	(**)	—	—

(*) By reversal of the reserve for future cash dividends.

(**) The Company’s Board of Directors has proposed to the Shareholder’s Meeting the allocation of the retained earnings to the constitution of a “Future Cash Dividends Reserve”, allowing to the Company’s Board of Directors to disaffect the mentioned reserve up to $1,300 and to distribute this amount in cash dividends.

EXHIBIT INDEX

1.1	Estatutos (bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on February 5, 2016).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

8.1	List of Subsidiaries.

12.1	Certification of Elisabetta Ripa of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Adrián Calaza of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Elisabetta Ripa and Adrián Calaza pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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