Form 20-F
period 2017-12-31
TELECOM ARGENTINA SA
filed 2018-04-20
CIK 932470

As filed with the Securities and Exchange Commission on April 20, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Gabriel Blasi (Tel: 54-11- 4968-4019, Fax: 54-11-4313-9801, E-mail: GBlasi@teco.com.ar, Alicia Moreau de Justo 50, 10th Floor, (C1107AAB), Buenos Aires, Argentina)
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

Class A Ordinary Shares, nominal value P$1.00 each	340,994,852
Class B Ordinary Shares, nominal value P$1.00 each	627,930,005
Class C Ordinary Shares, nominal value P$1.00 each	234,748

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2017. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

The term “Telecom Argentina” refers to Telecom Argentina S.A. excluding its subsidiaries, as of December 31, 2017, Núcleo S.A., Personal Envíos S.A. (“Envíos”), Tuves Paraguay S.A., Telecom Argentina USA Inc. (“Telecom Argentina USA”) and Micro Sistemas S.A. (“Micro Sistemas”). Telecom Argentina is engaged in the provision of fixed telecommunication services in Argentina. The terms “Telecom Personal” or “Personal” refer to Telecom Personal S.A., our subsidiary until November 30, 2017 and then absorbed by Telecom Argentina (See “Item 4—Information on the Company—Recent Developments—The Reorganization”), which was engaged in the provision of mobile telecommunication services in Argentina. The term “Núcleo” refers to Núcleo S.A., a subsidiary engaged in the provision of mobile telecommunication services in Paraguay. Envíos is Núcleo’s subsidiary engaged in the provision of mobile financial services in Paraguay and Tuves Paraguay, is Núcleo´s subsidiary whose main purpose is the provision of telecommunications services and also the distribution of digital audio and television signals to homes in Paraguay, in accordance with the license granted by CONATEL. Telecom Argentina USA Inc. is our subsidiary engaged in the provision of telecommunication services in USA and Micro Sistemas is a Telecom Argentina’ subsidiary whose corporate purpose is the provision of electronic payment services in Argentina which had no activities since 2001.

Our Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-115 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on March 7, 2018 and  have been audited by an independent registered public accounting firm.

Telecom Argentina and Micro Sistemas maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency. Our subsidiaries Núcleo, Envíos, Tuves Paraguay and Telecom Argentina USA, however, maintain their accounting records and prepare their financial statements in Guaraníes (Núcleo, Envíos and Tuves Paraguay) and in U.S. dollars (Telecom Argentina USA), respectively. Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and revenue and expense accounts at average exchange rates for each year presented.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$18.65 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2017. On April 17, 2018, the exchange rate was P$20.18 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates”, and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.”

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

Telecom’s Consolidated Financial Statements and the selected financial data incorporated in this Annual Report have been prepared on a consolidated basis using Telecom’s historical accounting records and represent our historical operations prior to the Merger.  As a result, Telecom’s historical financial data incorporated in this Annual Report may not be indicative of the future operating results, cash flows or financial position of Telecom upon consummation of the Merger on January 1, 2018. For more information, see note 32 to our Consolidated Financial Statements and “Item 3—Key Information—Risk Factors—Risks Relating to Telecom and its Operations—Telecom’s Consolidated Financial Statements and the selected financial data included in this Annual Report may not be indicative of, and may differ materially from, our future results of operations after the Merger.”

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

•                  the synergies expected from the Merger;

•                  the implementation of our business strategy;

•                  the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay and Uruguay;

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

Many factors could cause actual results, performance or achievements of the Telecom Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

•                  our ability to successfully implement the Merger and any conditions that may be imposed by the ENACOM and the Antitrust Authority (See “Item 4—Information on the Company—The Merger”);

•                  our ability to successfully implement our business strategy and to achieve synergies resulting from the Merger;

•                  our ability to introduce new products and services that enable business growth;

•                  uncertainties relating to political and economic conditions in Argentina, Paraguay and Uruguay;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

•                  inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay;

•                  restrictions on the ability to exchange pesos into foreign currencies and transfer funds abroad;

•                  the manner in which the Argentine government regulates Law No. 27,078, the Argentina Digital Law or “LAD,” as amended by Decree No. 267/15, as well as the impact of the new Telecommunications Law, which has been announced, but has not yet been submitted to Congress;

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

•                  the effects of increased competition; and

•                  challenges in integrating the business and operations of the Absorbed Companies, which integration may take longer and be more costly than anticipated and may have unanticipated adverse results relating to the business and operations as existing prior to the Reorganization.

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

Absorbed Companies: Sofora, Nortel and Telecom Personal, companies absorbed by Telecom Argentina after the Reorganization.

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

AMBA (Area Metropolitana Buenos Aires): An area comprising the Autonomous city of Buenos Aires and the greater Buenos Aires area. Telephone calls within the area are considered local.

Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other not in digital form.

ANSES: The Argentine administrator of social security pension and retirement benefits.

ANSES —FGS: The Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino managed by ANSES.

Antitrust Authority: The Argenting enforcing authority of the antitrust statutes comprising Argentine Law 25,156, as amended, modified or supplemented from time to time, and its related decrees, resolutions and statutes, which currently is the Argentine Secretaría de Comercio Interior with the technical assistance of the CNDC.

Argentina: Republic of Argentina.

Argentine GAAP: Generally Accepted Accounting Principles in Argentina, which we used before the adoption of IFRS.

ARBU (Average Revenue Billed per User): Calculated by dividing total monthly basic charges and traffic revenue excluding public telephony revenue by weighted-average number of fixed lines in service during the period.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

ARPU (Average Revenue per User): Calculated by dividing total revenue excluding mainly handset, out collect (wholesale) roaming, cell site rental and activation fee revenue by weighted-average number of subscribers during the period.

ARSAT (Empresa Argentina de Soluciones Satelitales Sociedad Anónima): a state-owned company which offers satellite and wholesale services.

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

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange, currently known as the BYMA (Bolsas y Mercados Argentinos).

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

BYMA (Bolsas y Mercados Argentinos S.A.): The stock market formed by a spin-off of certain assets of the MERVAL relating to its stock market operations and capital contributions on the Buenos Aires Stock Exchange. Effective April 17, 2017, the listing of all securities listed on MERVAL were automatically transferred to BYMA, as successor of MERVAL’s activities.

Cablevisión: Cablevisión S.A.

Carrier: Company that makes available the physical telecommunication network.

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

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CONATEL: National Communications Commission of Paraguay.

Convergence Products: The purpose of the Merger is to enable Telecom to efficiently offer, in line with the trend both at a national and international level, technological convergence products between media and telecommunications services, in a separate or independent basis, to provide voice, data, sound and image services, both fixed and wireless, in a single product or groups of products for the benefit of consumers of such multiple individual services.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

COO: Chief Operating Officer.

COSO: Committee of Sponsoring Organizations of the Treadway Commission.

CPP (Calling Party Pays): The system whereby the party placing a call to a mobile handset rather than the mobile subscriber pays for the air time charges for the call.

CVH: Cablevisión Holding S.A.

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

ENACOM (Ente Nacional de Comunicaciones): Argentine Communications Body within the scope of the Ministerio de Modernización, acting as Regulatory Authority as of the date of this Annual Report. ENACOM absorbed the functions of AFTIC.

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

FTTC (Fiber to the Curb or Fiber to the Cabinet): In the case of FTTC the fiber connection reaches the equipment (distribution cabinet) located on the pavement, from where copper connections are run to the customer.

FTTH (Fiber to the Home): In the case of FTTH the fiber connection terminates inside the customer premises.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

ICT services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks. Each service is subject to its specific regulatory framework.

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

ISP (Internet Service Provider): A vendor who provides access to the Internet and World Wide Web.

IT: Information Technology.

LAD (Ley Argentina Digital): Law No. 27,078, Argentina’s Digital Law.

Law No. 25,561 (Ley de Emergencia Económica y Reforma del Régimen Cambiario): See “Public Emergency Law.”

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

Merger: Merger between Telecom Argentina and Cablevisión, effective as of January 1, 2018.

MERVAL (Mercado de Valores de Buenos Aires S.A.): Securities Market of Buenos Aires S.A. On April 17, 2017, BYMA, a stock market authorized by CNV who succeeded to the MERVAL, started the automatic transfer of all the species listed in the MERVAL to BYMA. BYMA was created as a result of the spin-off (escisión) of some of the assets of the MERVAL and the capital contribution by the BCBA of its participation in Caja de Valores S.A., the clearing house for securities traded in that market.

Micro Sistemas: Micro Sistemas S.A.

M2M: Machine to Machine, information exchange between two remote machines.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Nortel: Nortel Inversora S.A., the direct parent company of Telecom Argentina S.A. until November 30, 2017, when it was absorbed by Telecom Argentina pursuant to the Reorganization.

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

Participating Companies: Sofora, Nortel, Telecom Argentina and Telecom Personal.

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

Personal: Telecom Personal S.A. Until November 30, 2017, Telecom Argentina owned 100% of Personal. Commencing December 1, 2017, pursuant to the Reorganization, mobile services provided by Personal have been provided by Telecom Argentina.

Pesification: Modification of the exchange rate by the Argentine government pursuant to the Public Emergency Law.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Public Emergency Law: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine government on January 6, 2002, as amended by Law No. 25,790, Law No. 25,820, Law No. 25,972, Law No. 26,077, Law No. 26,204, Law No. 26,339, Law No. 26,456, Law No. 26,563, Law No. 26,729, Law No. 26,896 and Law No. 27,200, which was in effect until December 31, 2017. Among others, the Public Emergency Law granted the PEN the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market and to renegotiate public service agreements. The Public Emergency Law ceased to be effective on December 31, 2017.

Pulse: Unit on which the rate structure of the regulated fixed line services is based.

Quadruple play: Means the integration of fixed and mobile telecommunication services as well as pay television and Internet services.

Regulatory Bodies: Collectively or individually, the ENACOM, the AFTIC, the SC and the CNC.

Reorganization: Corporate reorganization pursuant to which Telecom Argentina absorbed Sofora, Nortel and Telecom Personal.

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

Sofora: Sofora Telecomunicaciones S.A., the indirect parent company of Telecom Argentina S.A. through its participation in Nortel until November 30, 2017, when it was absorbed by Telecom Argentina pursuant to the Reorganization.

Southern Region: See “Northern Region.”

SRMC (Servicios de Radiocomunicaciones Móviles Celular): Cellular Mobile Radiocommunications Service.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

STM (Servicio Telefónico Móvil): Mobile Telephone Service.

SU Fund: Universal Service Fiduciary Fund.

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

Tuves Paraguay: Tuves Paraguay S.A.

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

W de Argentina Inversiones: W de Argentina Inversiones S.A. and WAI

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

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

Selected Financial Data

The selected consolidated income statement data for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated financial position data as of December 31, 2017 and 2016 have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated income statement data for the years ended December 31, 2014 and 2013 and the selected consolidated financial position data as of December 31, 2015 and 2014 have been prepared in accordance with IFRS as issued by the IASB and have been derived from our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 included in our Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 28, 2016. The selected consolidated financial position data as of December 31, 2013 prepared in accordance with IFRS as issued by the IASB have been derived from our consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included in our Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 24, 2015.

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been prepared on historical basis in accordance with IFRS. However, due to the high level of inflation prevailing in Argentina in the last few years, the Company’s Management analyzed the conditions established by IAS 29 paragraph 3 to consider an economy as hyperinflationary. Based on the analysis made as of December 31, 2017, the Company’s Management considers that there was insufficient evidence to consider Argentina’s economy as “hyperinflationary” under IAS 29. See “—Risk factors—Risk Related to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”, “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina” and Note 1.e) to the Consolidated Financial Statements.

Telecom’s Consolidated Financial Statements and the selected financial data incorporated in this Annual Report have been prepared on a consolidated basis using Telecom’s historical accounting records and represent our historical operations prior to the Merger.  As a result, Telecom’s historical financial data incorporated in this Annual Report may not be indicative of the future operating results, cash flows or financial position of Telecom upon consummation of the Merger on January 1, 2018. For more information, see note 32 to our Consolidated Financial Statements and “Item 3—Key Information—Risk Factors—Risks Relating to Telecom and its Operations—Telecom’s Consolidated Financial Statements and the selected financial data included in this Annual Report may not be indicative of, and may differ materially from, our future results of operations after the Merger.”

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

The following table presents our summary financial data for each of the years in the five-year period ended December 31, 2017.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2017	2016	2015	2014	2013
	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues and other income	65,319	53,323	40,540	33,388	27,350
Operating expenses (without depreciation and amortization)	(45,963)	(38,899)	(29,674)	(24,686)	(19,786)
Operating expenses - depreciation and amortization	(6,928)	(6,198)	(4,438)	(3,243)	(2,873)
Disposals and impairment of PP&E	(316)	(383)	(199)	(16)	(173)
Operating income	12,112	7,843	6,229	5,443	4,518
Other, net (1)	(486)	(2,244)	(1,102)	253	528
Income tax expense	(3,902)	(1,594)	(1,692)	(1,967)	(1,792)
Net income	7,724	4,005	3,435	3,729	3,254
Other Comprehensive Income, net of tax	403	263	257	243	133
Total Comprehensive Income	8,127	4,268	3,692	3,972	3,387
Total Comprehensive Income attributable to Telecom Argentina	7,904	4,142	3,580	3,837	3,285
Total Comprehensive Income attributable to Non-controlling Interest	223	126	112	135	102
Number of shares outstanding at year-end (in millions of shares) (2)	969	969	969	969	969
Net income per share (basic and diluted) (3)	7.87	4.10	3.51	3.79	3.27
Net income per ADS (4)	39.36	20.51	17.56	18.95	16.35
Dividends per share (5)	4.28	2.06	0.83	1.24	1.03
Dividends per ADS (6)	21.41	10.32	4.15	6.20	5.11

FINANCIAL POSITION DATA
Current assets	18,238	15,562	11,492	6,393	9,751
PP&E and intangible assets	35,636	30,757	25,622	19,140	12,745
Other non-current assets	3,714	1,595	1,351	784	634
Total assets	57,588	47,914	38,465	26,317	23,130
Current liabilities	21,987	16,511	16,914	9,097	9,050
Non-current liabilities	11,722	11,525	3,941	2,451	2,029
Total liabilities	33,709	28,036	20,855	11,548	11,079
Total equity	23,879	19,878	17,610	14,769	12,051
Equity attributable to Telecom Argentina	23,086	19,336	17,194	14,418	11,783
Equity attributable to Non-controlling Interest	793	542	416	351	268

Total Capital Stock (7)	984	984	984	984	984

(1)	Other, net includes Financial income and expenses.
(2)	Number of ordinary shares outstanding at year-end (excludes treasury shares).
(3)

Calculated based on the weighted average number of ordinary shares outstanding during each period (969,159,605 ordinary shares for the years 2017, 2016, 2015 and 2014 and 978,939,079 ordinary shares for the year 2013).

(4)

Calculated based on the equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (193,831,921 ADSs for the years 2017, 2016, 2015 and 2014, and 195,787,816 ADSs for the year 2013).

(5)

Dividends per share translated into U.S. dollars amounts to US$0.23; US$0.14; US$0.09; US$0.15 and US$0.16 as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively. The translation into US Dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.

(6)

Dividends per ADS translated into U.S. dollars amounts to US$1.15; US$0.70; US$0.46; US$0.75 and US$0.79 as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively. The translation into US Dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.

(7)	Ordinary shares of P$1 of nominal value each.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

OTHER SELECTED DATA

	2017	2016	2015	2014	2013
Number of fixed lines in service (thousands)(1)	3,795	3,920	4,043	4,093	4,124
Lines in service per employee (2)	355	360	371	370	375
ARBU (in P$/month) (national + international)	152.3	97.9	67.7	57.4	52.5
Fixed Internet access lines (thousands)	1,744	1,738	1,814	1,771	1,707
Arnet subscribers (thousands)	1,757	1,726	1,791	1,749	1,687
ARPU ADSL (access + ISP) (in P$/month)	359.6	270.9	207.4	153.0	124.7
Mobile subscribers in Argentina (thousands)	18,980	19,514	19,656	19,585	20,088
Subscribers at year-end per employee (2)	4,418	4,187	4,005	3,950	3,897
ARPU (in P$/month)	142.3	112.3	91.5	74.2	66.8
MOU (in minutes/month)	86.9	89.9	93.7	99.5	111.7
MBOU (in Mb per user/month) (3)	1,813	1,038	658	n/a	n/a
Mobile subscribers in Paraguay (thousands)(4)	2,450	2,538	2,546	2,481	2,420
Subscribers at year-end per employee (2) (5)	6,238	6,317	6,225	6,159	5,696
ARPU (in P$/month)	77.9	71.7	46.5	47.9	34.6
MOU (in minutes/month)	56.0	56.0	68.5	57.5	61.3
Telecom Group Headcount(6)	15,396	15,970	16,224	16,416	16,581

(1)   Includes lines customers, own usage, public telephony and Integrated Services Digital Network (“ISDN”) channels.

(2)   Excluding temporary employees, if any.

(3)   Correspond to customers with consumption higher than 10Mb.

(4)   Including Wi-Max Internet customers.

(5)   Excluding Wi-Max Internet customers.

(6)   Including temporary employees, if any.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price published by Banco de la Nación Argentina). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	High(1)	Low(1)	Average(2)	End of Period

Year Ended December 31, 2013	6.52	4.98	5.55	6.52
Year Ended December 31, 2014	8.55	7.87	8.23	8.55
Year Ended December 31, 2015	13.04	8.64	9.45	13.04
Year Ended December 31, 2016	15.89	13.96	14.99	15.89
Year Ended December 31, 2017	18.65	15.39	16.73	18.65
Month Ended October 31, 2017	17.70	17.34	17.46	17.66
Month Ended November 30, 2017	17.65	17.31	17.48	17.31
Month Ended December 31, 2017	19.20	17.23	17.73	18.65
Month Ended January 31, 2018	19.65	18.41	19.04	19.65
Month Ended February 28, 2018	20.20	19.38	19.83	20.11
Month Ended March 31, 2018	20.41	20.15	20.24	20.15
April 2018 (through April 17, 2018)	20.22	20.16	20.19	20.18

(1)   Yearly data is based on month-end rates.

(2)   Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

On April 17, 2018, the exchange rate was P$20.18= US$1.00.

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

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. Argentina experienced economic growth in the last decade, although according to INDEC’s official figures, the Argentine economy contracted in 2016 and recovered in 2017. Uncertainty remains as to whether the growth is sustainable, as well as how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures and healthy trade and fiscal balances.

Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Since we generate a substantial portion of our revenues in pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital expenditures denominated in foreign currency. A depreciation of the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the peso amount of our trade liabilities and financial debt denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the peso by entering from time to time into certain NDF agreements to partially or completely hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). The Company also has financial assets denominated in U.S. dollars that contribute to reduce the exposure to liabilities denominated in foreign currencies as well as international operations in the U.S.,  Uruguay and Paraguay that generate profits in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements.”

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2017 the devaluation of the peso against the U.S. dollar was 17.4% (compared to 21.9% and 52.5% in the years ended December 31, 2016 and 2015, respectively). The Argentine Peso lost 7.1% of its value against the U.S. dollar in the first two months of 2018.

Beginning on December 17, 2015, the current administration lifted most of the restrictions to access the foreign exchange markets (“FX Markets”) and the multiple exchange rate system was unified into a floating rate regime. As a result, the value of the peso depreciated significantly against the U.S. dollar. This measure allowed almost a total unification of the multiple exchange rate system applicable at that time over the commercial and financial transactions in Argentina. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by Telecom Argentina or our ability to meet our liabilities denominated in currencies other than the peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy. If any of these changes takes place we cannot anticipate the impact these could have on the value of the peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

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

On January 2014, a new consumer price index, the National Urban Consumer Price Index (Indice de Precios al Consumidor Nacional Urbano, or “IPCNu”) was published with the aim of improving the accuracy of measurements of the evolution of prices in the Argentine economy. The IPCNu integrates a set of price indexes which allows for the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces in Argentina. The IPCNu increased by 11.9% over the period from January to October 2015 (according to last available data); and by 23.9% in 2014. In the past, there has been a substantial disparity between the inflation indexes published by the INDEC and the higher inflation indexes estimated by private consulting firms. The INDEC estimated that the Argentine wholesale price index increased by 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 10.6% in the period of January to October 2015 (according to the last available data because INDEC has not disclosed figures for November and December 2015). The INDEC resumed publication of the wholesale price index for full year since 2016, the Argentine Wholesale Price Index increased by 34.6% in 2016 and 18.8% in 2017, on a year-over-year comparison.

On January 8, 2016, the current administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016 (which was not extended). During this state of emergency, the INDEC had suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completed a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this Annual Report, INDEC has resumed publication of mentioned statistical data, although for some indicators it has not disclosed or provided reestimated figures for certain time periods.

As a consequence of the aforementioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (from October 2015) the IPCNu registered an increase of 11.9% over the January to October 2015 period. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Autonomous City of Buenos Aires (IPC CABA) and the San Luis Province that registered an annual increase of 26.9% and 31.6% in 2015, respectively. IPCNu publication was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months in the period January to April 2016 remains unavailable. Taking this into account, IPCNu variation from May to December 2016 was 16.9% and, as alternative guidance, the indexes published by the Province of San Luis and the Autonomous City of Buenos Aires from January to April 2016 represented an increase of 13.9% and 19.2%, respectively. During 2017, the INDEC published monthly IPC index regularly, registering an increase of 24.8% on a year-over-year comparison. The respective IPC variation was of 1.8% and 2.4% for the months of January and February 2018, in each case compared against the previous month.

The Argentine government continued implementing several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience high levels of inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

Since the majority of our revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations.

Also, higher inflation leads to a reduction in the purchasing power, thus increasing the risk of a lower level of service consumption from our fixed and mobile customers in Argentina.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Regulations such as SC Resolution No. 5/13 regarding the quality of telecommunication services could further increase penalties imposed by the regulatory authorities. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed; causing negative impact for the mobile service coverage, which in turn affects our quality of services. Provinces have increased their tax rates, particularly the turnover tax rates. Municipal and provincial tax authorities have also brought an increasing number of claims against us. We disagree with these proceedings and we are contesting them. See “Item 8—Financial Information—Legal Proceedings—Tax Matters” for more information.

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

We cannot assure you that the Argentine government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations.  In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our common shares to decline.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

In November 2008, through Law No. 26,425, Argentina nationalized its private pension and retirement system, which had been previously administered by the AFJP, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the Argentine government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJP and is currently held by ANSES-FGS, such as the case of Telecom. See “Item 7—Major Shareholders and Related Party Transactions.” The Argentine government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJP were significant institutional investors and active market traders in Argentina, the nationalization of the private pension and retirement system affected the access to financing in capital markets for publicly traded companies as well as liquidity within the market.

Since assuming office on December 10, 2015, President Macri has implemented and announced several economic and policy reforms. As of the date of this Annual Report, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted.

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

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing case law on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how our activities will be affected by such changes.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.

After Argentina’s default on certain debt payments in 2001, the government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan. These lawsuits generally assert that Argentina failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds. Judgments have been issued in numerous proceedings in the United States, Germany and Japan. As of the date of this Annual Report, creditors with favorable judgments have not succeeded, with a few minor exceptions, in executing on those judgments.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

In 2014, the New York courts enjoined Argentina from making payments on its bonds issued in the 2005 and 2010 exchange offers unless it satisfied amounts due to the holders of defaulted bonds.  The Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues, aiming to include payment by the Argentine government on debt other than the 2005 and 2010 exchange bonds and disputed albeit and successfully the independence of the BCRA.

The current administration submitted a settlement proposal to holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. Between February and April 2016, the Argentine government entered into agreements in principle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: (i) obtaining approval by the Argentine National Congress and (ii) the lifting of the pari passu injunctions. On March 31, 2016, the Argentine Congress eliminated the legislative obstacles to the settlement and approved the settlement proposal. On April 22, 2016, Argentina performed an issuance of government bonds for US$16.5 billion, of which US$9.3 billion were applied to satisfy payments under the settlement agreements reached with holders of defaulted debt. Since then, substantially all of their remaining claims under defaulted bonds have been settled. Judge Thomas Griesa ordered the lifting of the precautionary measures that prevented payments to participants from the debt exchange offers of 2005 and 2010, subject to confirmation of the payments indicated above.

As of the date of this Annual Report, litigations initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.

In addition, since 2001 foreign shareholders of some Argentine companies initiated claims for substantial amounts before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina, pursuant to the arbitration rules of the United Nations Commission on International Trade Law. Claimants allege that certain measures of the Argentine government issued during the economic crisis of 2001 and 2002 were inconsistent with the norms or standards set forth in several bilateral investment treaties by which Argentina was bound at the time. To date, several of these disputes have been settled, and a significant number of cases are in process or have been temporarily suspended due to the agreement of the parties.

Notwithstanding that the lifting in 2016 following the settlements with holdout bondholders of the injunction affecting payments to bondholders that participated in the debt exchange offers of 2005 and 2010 eliminates an important obstacle for the country’s access to international capital markets, there can be no assurance that litigation initiated by non-accepting bondholders as well as pending claims before the ICSID could result in legal procedures against the Argentine government and this could entail embargoes/seizures or precautionary measures in relation to Argentine assets that the Argentine government allocated to other uses. As a result, the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on the Company’s ability to access those markets to finance its operations and its growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we have investments in Argentine sovereign bonds amounting to P$3,041 million as of December 31, 2017. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms.

The Argentine banking system may be subject to instability which may affect our operations.

The Argentine banking system has experienced several crisis in the past. Among those, the Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events such as internal conflicts with certain sectors of the Argentine economy, the international financial crisis and the increased regulation on the FX Market, have decreased depositors’ confidence. In recent years, the Argentine financial system grew significantly with a marked increase in loans and

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2017, private deposits in pesos rose by 26% year-over-year, fueled by the growth of saving accounts and current accounts with a 31% increase, and followed by time deposits with a 19% increase. Meanwhile, Peso-denominated loans continued expanding, where the mortgage loans experienced the highest increase, followed by personal loans and to a lower extent credit card financing. In addition, loans in foreign currency (composed mainly of corporate loans) showed great dynamism, increasing by 62% at the end of 2017.

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

Despite the strong liquidity currently prevailing in Argentina´s financial system, a new crisis or the consequent instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services, lower sales of devices and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

Exchange controls and restrictions on transfers abroad and capital inflows have limited, and could limit in the future, the availability of international credit.

Our shareholders may be subject to liability under Argentine law for certain votes of their securities.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Risks Relating to Telecom and its Operations

Telecom’s Consolidated Financial Statements and the selected financial data included in this Annual Report may not be indicative of, and may differ materially from, our future results of operations after the Merger.

Telecom’s Consolidated Financial Statements and the selected financial data incorporated in this Annual Report have been prepared on a consolidated basis using Telecom’s historical accounting records and represent our historical operations prior to the Merger. As a result, Telecom’s historical financial data incorporated in this Annual Report is not indicative of the future operating results, cash flows or financial position of Telecom upon consummation of the Merger on January 1, 2018.  Telecom’s Consolidated Financial Statements do not reflect future events that may occur, including the costs related to a potential integration and any future nonrecurring charges resulting from the Merger, and do not consider potential impacts of current market conditions on revenues or expense efficiencies nor the effects of the acquisition method accounting of the Merger under the requirements of IFRS 3.  Further, the market price of the combined company’s common shares may be affected by factors other than those that affected the independent results of operations of each of Telecom and Cablevision.

In addition, we are conducting a review of our fixed assets, especially of the networks and antenna infrastructures as a result of the Merger, with the assistance of specialized advisors, in order to plan the optimal use of our resources for the development of our activities. The above consideration, together with the accounting treatment of the Merger as provided under IFRS 3 (Business

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Combinations) in connection with the recognition and valuation of net identifiable assets (the allocation of the amount paid in excess by the acquirer to the net identifiable assets of the acquiree, among them, the fixed assets) and the unification of the accounting criteria for the valuation and disclosure of the merged companies, may generate significant changes in the valuation and composition of the consolidated fixed assets.

Current or future regulatory policies could affect the operations of the telecommunications industry, including the Company.

In Argentina, telecommunications markets developed within a regulated framework in recent years.

The Regulatory Authorities have imposed increasing burdens and new regulations on companies that could increase the penalties they can impose for breaches of the regulatory framework.

For example, SC Resolution No. 5/13 regarding the quality of telecommunication services increased the penalties imposed by the Regulatory Bodies by setting higher compliance standards that exceeds the then prevailing international standards, especially, considering the difficulties in obtaining municipal authorization to install antennas in the mobile business. Telecom Argentina, Personal and other telecommunications operators have submitted technical comments for a review of the standards. On March 3, 2017, SECTIC Resolution No. 3-E/17 was issued declaring the opening of the consultation procedure regarding the quality of services of ICT networks, with the aim of ruling a new quality of service framework.

If the technical comments are not taken into account or changes in the parameters of Resolution No.5/13 do not occur, compliance with the current standards could be difficult which may result in penalties for telecommunications operators, including Telecom Argentina, affecting our ability to execute our business plan since such penalties could impose increased operation costs, among other effects.

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

Furthermore, the LAD, which became effective on December 19, 2014 and regulates ICT services, incorporated numerous modifications to the regulatory framework applicable to telecommunications services in Argentina. Since the law requires the enactment of new regulations most of which have not been issued to date, there is uncertainty regarding how certain aspects, such as the sanctions regime, the provision of infrastructure to other providers and the asymmetries that may be imposed on the dominant operator, among others, will be regulated as well as uncertainty regarding the impact that any new regulations may have on Telecom Argentina. Recently, some public consultation documents procedures were opened with the aim to rule new standards, such as SECTIC Resolution No. 2-E/17 which opened the consultation document related to the project for the interconnection and access regime, whose provisions could negatively affect the Company’s operations. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Other Regulations.”

Article 28 of Decree No. 267/15 created the Commission for the Development of the Draft Bill for the Reform, Update and Unification of Laws No. 26,522 and No. 27,078 within the Ministry of Communications. This commission could further modify the regulatory framework for ICT services in Argentina, causing uncertainty as to the impact any potential modifications might have on the development of Telecom Argentina’s and Personal´s (company absorbed by Telecom Argentina) business and operations, as well as that of its competitors, in the coming years.

Additionally, the LAD (as amended by Decree No. 267/15), under Article 48 of Title VI, established that licensees of ICT services may freely set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. However, the Regulatory Authority is entitled to monitor, and intervene with respect to, prices set by the Company if it understands that such prices do not comply with Article 48 of the LAD. If prices are deemed unreasonable, and the Regulatory Authority consequently imposes restrictions on our prices,

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

our operating margins may be adversely affected. Our ability to comply with the conditions in our license, as well as the relevant provisions in applicable regulations and laws, may be affected by events or circumstances outside of our control, and therefore we cannot predict whether such events or circumstances result in an adverse effect on our financial condition, our operations and cash flows.

We operate in a competitive environment that may result in a reduction in our market share in the future.

We compete with licensed provider groups, composed of, among others, independent fixed line service providers, mobile and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina.

Internet and mobile services, which we expect will continue to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, we must invest in our fixed-line network and information technology. Specifically, in the Internet services market, we must constantly upgrade our access technology and software in order to increase the speed of our network and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, we must continue to enhance our mobile networks by expanding our 3G network and deploying our 4G network. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Spectrum.” Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

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

The deployment of our wireless network requires authorizations from municipalities to enable the installation of new sites throughout the country, which if not obtained in a timely manner and form, limit the growth of our business and affect the quality of services provided under the brand Personal. If we are not successful in obtaining those permits and if our competitors do obtain them, this could result in a competitive disadvantage for us.

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

Additionally, if modifications to the LAD occur through the issuance of a DNU or new legislation allows licensees of ICT services to register and provide subscription broadcasting service by satellite link is not permitted, although it would mean that we can provide the service under this modality and enter areas where we currently do not provide subscription broadcasting service, it will surely also ease the entry of new competitors into said market. As a result, we may have to face additional pressure with respect to the prices we charge for our services or experience a loss of participation in the subscription broadcasting market.

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

See “Item 4 —Information on the Company—The Business—Competition.”

The Auction Terms and Conditions approved by Resolution SC No. 38/14 established strict coverage and network deployment commitments that will require significant capital expenditures on the part of Telecom in the near future.

The Auction Terms and Conditions approved by Resolution SC No. 38/14 established strict coverage and network deployment commitments that will require significant capital expenditures on the part of Telecom. Additionally, many municipal governments have issued regulations that exceed their authority, many of which limit, hinder or restrict the installation of the infrastructure required to comply with such commitments. Therefore, such legislation negatively impacts the obligations of our mobile telephone business and our competitors assumed pursuant to the requirements set out in Resolution SC No. 5/13 and related regulations (Regulation for the Quality of Telecommunications Services).

Similarly, Resolution SC No. 25/15 passed on June 11, 2015 awarded to Personal the SCMA 713-723 MHz and 768-778 MHz frequency bands that make up Lot 8 and that were previously pending assignment by the SC. These frequency bands were partially occupied by broadcasting licensees prior to the public auction. Pursuant to Decree No. 1,340/16 the term of authorizations for the use of all the frequencies that make up Lot 8 for the provision of SCMA, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No 1,461/93 and its amendments.

The Merger is subject to Argentine antitrust laws and regulations

As a consequence of the Merger, Telecom Argentina’s radio spectrum currently exceeds the legal cap set forth by Section 5 of Resolution No. 171-E/17, issued by the Ministry of Communications. Therefore, pursuant to Decree No. 764/2000 and the refarming agreement executed by Nextel and the ENACOM, Telecom Argentina must submit a proposal to conform to that legal cap, by no later than a year following approval of the Merger by the Antitrust Authority. ENACOM may accept or reject said proposal, and/or request further information, as necessary.

As of the date of this Annual Report, a pronouncement by the Antitrust Authority regarding the Merger is still pending.

Cablevisión Holding S.A. (“CVH”), and through CVH, GC Dominio S.A. (“GC Dominio”), have the ability to determine the outcome of any shareholder decision relating to significant matters affecting us.

As a result of the Merger, CVH owns Class D Shares which represent 38.81% of Telecom Argentina’s total capital stock (direct and indirect). GC Dominio owns 64.25% of the voting stock of CVH, which represents 26.44% of the total capital stock of CVH and 64.25% of the total votes as of the date of this Annual Report.

After the Merger, Fintech Telecom LLC (Fintech) owns Class A Shares which represent 31.53% of the total capital stock of Telecom Argentina and additionally owns Class B Shares which represent 8.24% of total stock of Telecom Argentina.

Through its ownership of Telecom Argentina Class D Shares and pursuant to the arrangements resulting from the Telecom Shareholders’ Agreement, CVH, as a general matter, has the ability to determine the outcome of any action requiring our shareholders’ approval.  In addition, our bylaws provide Class A and Class D Shares, and the directors appointed by Class A and D Shares, with veto powers, with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

In the past, we conducted transactions with the shareholders of Nortel and/or Sofora, including Fintech and its affiliates and expect to engage in transactions with CVH and its affiliates as from January 1, 2018. Certain decisions concerning our operations or financial structure may present conflicts of interest between the shareholders owners directly or indirectly, of our capital stock and as parties with interests in these related-party contracts.

Nevertheless, all of our related-party transactions are made on an arm’s-length basis. Related-party transactions involving Telecom Argentina that exceed 1% of its shareholders’ equity are subject to a prior approval process established by Law No. 26,831 and require involvement of the Audit Committee and/or an opinion of two independent valuation firms as well as subsequent approval by the Board of Directors to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Telecom may fail to integrate its business and the business of Personal with that of Cablevisión as planned and, as a result, the combined company may not realize all of the anticipated benefits of the Merger.

Telecom and Cablevisión entered into the Merger with the expectation that the Merger will result in various benefits, including, among other things, the ability to become a successful quadruple-play services provider in Argentina.  The success of the Merger will depend, in part, on the ability of the combined company to realize such anticipated benefits from combining the businesses of Telecom (including the business of Personal) and that of Cablevisión and the implementation of certain regulatory changes in the telecommunications sector that began in January 2018.  The past financial performance of each of Telecom and Cablevisión may not be indicative of their future financial performance as a combined company. The anticipated benefits and cost savings of the Merger may not be realized fully, or at all, or may take longer to realize than expected.  Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or results of the combined company. Additionally, the accounting treatment of the Merger under IFRS 3 may have a significant impact on our financial positions and income statement.

Telecom and Cablevisión have operated independently until the completion of the Merger.  It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect the combined company’s ability to maintain relationship with customers and employees or to achieve the anticipated benefits of the Merger.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the Merger.

Following the Merger, the size of the business of the combined company will increase significantly beyond the previous size of either Telecom’s or Cablevisión’s business. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which could pose substantial challenges for management. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the Merger.

The Merger could generate risks not evaluated at the time of analysis of the operations.

Although both Telecom and Cablevisión made detailed assessments of the potential impacts of the Merger in order to properly manage the process, obtain all the necessary regulatory authorizations, minimize impacts on the operation and ensure continuity and quality in the provision of services to its customers, we cannot ensure that unforeseen issues may arise and generate operational, compliance, technology and / or service provision risks, which in turn could affect our operation, our profitability and / or damage our image.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Telecom may fail to realize the synergies and benefits anticipated from the Reorganization.

The Reorganization may not achieve the synergies and benefits that the Participating Companies anticipate. Telecom may face operational challenges as a result of the Reorganization, including difficulties integrating and developing Personal’s technology platform. If Telecom experiences significant disruptions in its technology platform as a result of new technology acquired, Telecom’s business, results of operations and financial condition could be adversely affected.  In addition, higher than expected overhead, operating and administrative expenses or an inability to eliminate duplicative overhead and administrative functions could cause Telecom not to realize the expected cost savings and synergies and leave Telecom’s business less profitable.

Restrictive covenants in Telecom´s outstanding indebtedness may restrict its ability to pursue its business strategies.

Telecom has outstanding financial debt (including but not limited to Cablevisión’s existing notes to which Telecom became a successor by virtue of the Merger) that contains a number of restrictive covenants that impose significant operating and financial restrictions on it and may limit Telecom’s ability to engage in acts that may be in its long term best interests. These agreements governing its indebtedness include covenants restricting, among other things, Telecom´s ability to:

•                  incur or guarantee additional debt;

•                  create liens on its assets to secure debt; and

•                  merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets.

A breach of any covenant contained in the indentures governing Telecom’s notes or the agreements governing any of its other indebtedness could result in a default under those agreements. If any such default occurs, the holders the relevant debt may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding amounts, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. If any of Telecom’s debt, including its notes, were to be accelerated, its assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

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

Telecom complies with the international security standards established by the World Health Organization and Argentine regulations -which are similar- and mandatory for all Argentine mobile operators. Our mobile business may be harmed as a result of any future alleged health risk. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability.

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

Labor costs are one of the largest cost items of the merged company.  If labor organization claims continue or are sustained, this could result in increased costs, greater conflict in the negotiation process and strikes (including general strikes and strikes by the Company’s employees and the contractors and subcontractors’ employees) that may adversely affect our operations. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.”

In addition, certain telecommunication unions have initiated claims against the Company alleging non- compliance of certain conditions provided for in the collective bargaining agreements that could allow them to negotiate the inclusion of some suppliers’ employees in their collective bargaining agreements. See “Item 8—Financial Information—Legal Proceedings—Labor Claims.”

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

We are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Responding to the demands of litigation may divert Management’s time attention and financial resources. As of December 31, 2017, the Company recorded provisions that it estimates are sufficient to cover those contingencies considered probable. See Notes 2 and 17 to our Consolidated Financial Statements.

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

Personal (absorbed by Telecom Argentina) was and is subject to claims by former representatives (commercial agents) who end their business relationship by making claims for reasons that are not always justified by contractual terms.

Customers and consumers’ trade unions brought up different claims against Personal regarding improperly billed charges. See “Item 8—Financial Information—Legal Proceedings—Consumer Trade Union Proceedings.” Although Personal has taken certain actions in order to reduce risks in connection with these claims, we cannot assure that new claims will not be filed in the future.

The Company has sanctions imposed by the Regulatory Bodies for technical reasons, mainly related to the delay in repairing defective lines, installing new lines and/or service failures. The Company has recorded provisions for the amounts of sanctions that it estimates are probable. Although sanctions are appealed in the administrative stage, if the appeals are not resolved in our favor in administrative or judicial stage or if they are resolved for amounts larger than those recorded, it could have an adverse effect on our financial situation, results of our operations and cash flows. See Note 17 to the Consolidated Financial Statements.

As of the date of this Annual Report there are still pending administrative appeals filed by Telecom Argentina in 2012 against several resolutions that rendered deductions in the payments to the Universal Service (“SU”) ineffective with reference to several programs provided by Telecom Argentina in the “play” mode of the SU.

In October 2016, the Company modified the criteria used for the statement of some of its commercial plans (“Abono fijo”) for purposes of paying the radioelectric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), taking into account certain changes in such plans’ composition. This meant a reduction in the amount of fees paid. In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plan´s statements continue to be prepared based on previous criteria. Management believes that it has solid legal arguments to defend its position. However, it cannot be assured that such arguments will be accepted by the ENACOM.

Certain content providers filed administrative and judicial claims against Personal requesting that contracts be considered under the interconnection regulation. Notwithstanding the request made by the content providers, the ENACOM through Resolution No. 2017-1122-APN-ENACOM # MCO, established specific rules stating that: (i) mobile operators may receive, for every service they provide, a percentage that should not exceed 40% of the services invoiced by the content providers, and (ii) the application of the same rules for providers of audiotext and mass calling value added services. On March 22, 2017, Personal filed an appeal requiring that ENACOM revoke Resolution No. 2017-1122-APN-ENACOM # MCO which is still pending of resolution. However, if the recourse is not successful Telecom’s revenues could be negatively impacted. If this occurs, we cannot guarantee that it will not have an adverse effect on our results of operations, financial condition and cash flows.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

In 2009, the Argentine national environmental agency (Secretaría de Medioambiente y Desarrollo Sustentable) required that Telecom Argentina register before the National Registry of Generators and Operators of Hazardous Waste as a result of alleged problems with our liquid drainage in an underground chamber. Such registration would require Telecom Argentina to pay an annual fee calculated in accordance with a formula that takes into consideration the hazard’s extent effect and the quantity of the waste. Telecom Argentina filed a request for administrative review seeking the rejection of the environmental agency’s order. We cannot guarantee that the order will be left without effect. In addition, changes in environmental legislation or the evolution of products and services we offer could require Telecom Argentina to be registered in the National Registry of Generators and Operators of Hazardous Waste. In that case or if the order of the environmental agency is not left without effect, Telecom Argentina would face increased costs which may include retroactive fees.

Telecom Argentina may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that those proceedings will not have an adverse effect on our results of operations, financial condition and cash flows, despite the provisions that the Company has recorded to cover these matters.

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

The employers included in the Repsal are subject to sanctions, such as: the inability to access public programs, benefits, subsidies or credit from state-owned banks, the inability to enter into contracts and licenses of property owned by the Argentine government, or the inability to participate in the awarding of concessions of public services and licenses. Employers that commit the same infringement for which they were added to the Repsal within a 3-year period after the final first decision imposing sanctions, shall not be able to deduct from the Income Tax the expenses related to their employees while the employers are included in the Repsal. This new regulation applies both to Telecom and its contractors and subcontractors, whose employees could initiate claims to Telecom for direct or indirect responsibility.

As of the date of this Annual Report, Telecom has no sanctions registered in the Repsal, however if sanctions are applied in the future it could have a significant impact on the Telecom Group’s financial position, result of operations and cash flows.

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

Between 2011 and 2015, the Argentine government implemented a series of measures aimed to increase procedures and controls on the foreign trade and capital flows. To that effect, certain measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency made by private companies and individuals for saving purposes among others. In addition, the BCRA expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although no regulations prohibited making dividend payments to foreign shareholders, in practice authorities substantially limited any purchase of foreign currency to pay dividends during the 2011 through 2015 period.

The Macri administration has eliminated all substantial exchange restrictions implemented by the previous administration. Notwithstanding the measures adopted by the current government, there can be no assurance that the BCRA or other government agencies will not in the future increase controls and restrictions for making payments to foreign creditors or dividend payments to foreign shareholders, which would limit our ability to comply in a timely manner with payments related to our liabilities to foreign creditors or non-resident shareholders. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

A cyberattack, could adversely affect our  business, balance sheet, results of operations and cash flow.

In general, information security risks have increased in recent years as a result of the proliferation of new and more sophisticated technologies and also due to cyberattack activities. As part of  our  development and initiatives, more equipment and systems have been connected to the Internet. We also rely on digital technology including information systems to process financial and operational information. Due to the nature of our business and the greater accessibility allowed through the Internet connection, we could face an increased risk of cyberattacks. In the event of a cyberattack, we could experience an interruption of our commercial operations, material damage and loss of customer information; a substantial loss of income, suffering response costs and other economic losses; and it could subject us to more regulation and litigation, affecting our reputation.  As a result, a cyberattack could adversely affect our business, results of operations and financial condition.

Operational risks could adversely affect our reputation and our profitability.

Telecom faces operational risks inherent in its business, including those resulting from inadequate internal processes; fraud; employee errors or misconduct; failure to comply with applicable laws and regulations; failure to document transactions properly; systems failures; errors or failures not foreseen in the foundational projects that the Company is carrying out for updating its core systems inadequate maintenance of posts or its electrification by proximity to the electric network; inadequate environmental management including reverse logistics of goods and materials in disuse that could become hazardous waste; incomplete or inappropriate municipal habilitations resulting of changes in operations or changes in regulations; failure to preserve the secrecy and content of telecommunications required by law; weaknesses in datacenters’ energy scheme; launching of IoT products and services without proper security measures; excessive dependence on certain providers with which a large number of operations are concentrated due to the exclusivity of the technology or service they provide, economic convenience or for strategic reasons; among others.  In addition, cyber-attacks or unauthorized accesses to the Company’s information systems or institutional sites could cause the loss or improper use of confidential information, unauthorized changes in the Company’s information and network systems or alterations to the information that the Company publishes on these sites. Moreover, certain assets of the Company could be damaged by acts of vandalism or theft of components or by works of third parties on public thoroughfare that damage infrastructure that do not have a second safety path to provide the service. These events could result in direct or indirect losses, inaccurate information for decision making, adverse legal and regulatory proceedings, technical failures in the Company’s ability to provide its services, damages to third parties, and harm our reputation and operational effectiveness, among others. As of the date of this Annual Report, we are not insured against damages caused by cyber-attacks and related events.

The Company maintains insurance policies to cover its main assets, particularly its properties. If economic and financial conditions in Argentina were to deteriorate (i.e. devaluation, inflation, etc.), the insurance coverage may not be representative of the market value of the properties which could result in losses for the Company.

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

The Company and/or its administrators are subject to environmental and safety regulations whose non-compliance could result in increased costs and/or penalties for the Company´s administrators

Some of the goods and facilities used in our operation are subject to federal, state and municipal environmental and safety regulations. If such rules are not adequately complied they could result in fines, potential delays or inability to obtain authorization for the Company’s facilities and operations which could have an adverse effect in our business, but also could result in penalties for the Company´s administrators. In addition, according with global trends, new and stricter standards may be issued, or authorities may enforce or construe existing laws and regulations in a more restrictive manner, which may force us to make expenditures or to incur increased costs to comply with such new rules. Moreover, as a result of the Company’s change of controlling shareholders, environmental regulations are being reviewed in order to implement the measures to remediate non—compliances, if any.

Risks Relating to the Cablevisión Business Industry

Following the Merger and the integration of Cablevisión business and operations, we face substantial and increasing competition in the Argentine cable television and data cable transmission industry (the “Cablevisión Business”).

The cable television and data transmission business in Argentina is very competitive. Cable operators are not given exclusive territorial broadcasting licenses, and Argentina’s regional telephone companies are allowed to provide data transmission services and pursue this market. To the extent telephone companies are given the right to provide cable television services, we may lose a portion of our market share within this industry due to increased competition. In order to confront competition, we may consider transactions that result in a further consolidation of the industry and convergence with the telecommunications industry, which may create additional risks and adversely impact our financial condition and results of operations. See “—The Cablevisión Business may become subject to burdensome government regulations and legal uncertainties affecting its Internet/digital content services which could adversely affect its operations.”

We compete with other cable television operators that have built networks in the areas in which we operate, providers of other pay television services, including direct broadcasting, direct-to-home satellite and multi-channel multi-point distribution system services, licensed suppliers of basic telephone services and cooperative entities providing utility services and also with free broadcasting services which are currently available to the Argentine population in certain areas from four privately-owned television networks (including one owned by Grupo Clarín) and their local affiliates and one state-owned national public television network. We expect competition to increase in the future due to a number of factors, including the development of new technologies.

Technological innovation relating to cable transmission of cable television and data increases the level of competition that the Cablevisión Business faces and requires us to make frequent investments to develop new and innovative programming services and products to attract and retain cable television subscribers. We cannot assure you that the Cablevisión Business will be able to make investments necessary to remain competitive, or that the Cablevisión Business will be able to attract new subscribers and retain its current subscribers. A substantial loss of the Cablevisión Business’ subscribers to competitors would have a material adverse effect on Cablevisión’s business results of operations.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

The Cablevisión Business also faces competition from other broadband service providers, including large competitors associated with Argentine’s regional telephone companies that provide fixed telephony services in the country. Certain competitors of the Cablevisión Business have well-established name recognition, larger customer bases, and significant financial, technical and marketing resources. This may allow them to devote greater resources than the Cablevisión Business to the development and promotion of their business. These competitors may also engage in more extensive research and development, adopt more aggressive pricing policies and make more attractive offers to advertisers. Competitors may develop products and services that are equal or superior to the Cablevisión Business’ offers or that achieve greater market acceptance. As a result, competition may have a material adverse effect on the Cablevisión Business’ operations.

We cannot assure you that Cablevisión Business will expand broadband service to other areas or continue to provide it in the areas in which it is currently offered, or that Cablevisión Business’ will be able to compete successfully with other broadband providers.

The Cablevisión Business’ revenues are cyclical and depend upon the condition of the Argentine economy.

Revenues generated by the Cablevisión Business’ cable television and internet access operations have proven cyclical and depend on general economic conditions. In the past, a general economic downturn in Argentina has had, and would be expected to have in the future, a negative effect on the Cablevisión Business’ revenues and a material adverse effect on its results of operations. Historically, increases in losses of cable television subscribers have corresponded with general economic downturns and regional and local economic recessions. In particular, the 2001-2002 Argentine economic crisis had a material adverse effect on the Cablevisión Business’ cable television revenues. Moreover, most of the Cablevisión Business’ revenues are denominated in Pesos, exposing us to risks related with fluctuations in the value of the Peso. See “Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.”

The Cablevisión Business may become subject to burdensome government regulations and legal uncertainties affecting its Internet/digital content services which could adversely affect its operations.

Activities in the Cablevisión Business are subject to risks associated with the adoption and implementation of governmental regulations that reflect changing governmental policies over time. After the deregulation of Argentina’s telecommunications and media industries in 1995, the Broadcasting Law (as defined below), the Digital Argentina Law and their implementing regulations have been amended on a number of occasions, modifying requirements to hold or transfer broadcasting licenses. In addition, the Cablevisión Business is subject to the regulations of certain other governmental entities, including the SCI, which has issued resolutions requiring Argentine cable television operators to apply a formula to calculate their customers’ monthly subscription prices. Although Cablevisión contested such SCI regulations, we can offer no assurances that it will not be subject to similar regulations in the future, which could force us to modify the prices of subscription services and have a material adverse effect on the revenues generated by our activities relating to the Cablevision Business.

New regulations may be adopted to limit the Cablevisión Business’ ability to operate or to permit new competitors to enter the cable television industry.

The Cablevisión Business may also be subject to additional and unanticipated governmental regulations in the future. For more information on the regulatory framework, see “Item 4—Information on the Company—Regulatory and Legal Framework.”

Technological advances and replacement of the Cablevisión Business’s equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.

The cable and broadband industries are subject to significant changes in technology and the introduction of new products and services.  We cannot predict the effect of technological changes on the Cablevisión Business. New services and technological advances related to the Cablevision Business are likely to offer additional opportunities to compete against us on the basis of cost, quality or functionality.  It may not be practicable or cost-effective for the Cablevisión Business to replace or upgrade its installed technologies in response to its competitors’ actions. Responding to such change may require the Cablevisión Business to devote substantial capital to the development, procurement or implementation of new technologies, and may depend on the final cost in local currency of imported technology and our ability to obtain additional financing. No assurance can be given that we will have the funds to make the capital expenditures to improve  our systems, compete with others in the market or replace equipment used in connection with the Cablevisión Business.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

The media industry is a dynamic and evolving industry, and if it does not develop and expand as we currently expect, our results and operations relating to the Cablevisión Business may suffer.

We expect to derive an increasing amount of revenues from our activities in the Cablevisión Business, but we may not do so if these non-traditional media operations do not develop and expand as we currently expect.  The role of cable television in Argentina became increasingly important in the past.  More recently, non-traditional technologies, including “Over-The-Top” services (which are services provided by a telecommunications provider through IP networks not necessarily owned by the provider, including communications, content and cloud-based offerings), such as Netflix or HBO, have come to play a larger role in the Argentine telecommunications industry.  These companies take advantage of the deregulation of the sector to bring their services through third-party networks without paying any fee or right to use it.  These technology and new services areas are in the early stages of development, and growth may be inhibited for a number of reasons, including:

•                  the cost of connectivity;

•                  concerns about security, reliability, and privacy;

•                  unexpected changes in the regulatory framework;

•                  the appearance of technological innovations;

•                  the ease of use; and

•                  the quality of service.

Our business, financial condition and results of operations relating to the Cablevisión Business will be materially and adversely affected if these markets do not continue to grow or grow more slowly than we anticipate.

In addition, unlike the Argentine cable television industry, which has traditionally been dominated by companies located in Argentina, competitors in the Cablevision Business may be based outside of Argentina and enjoy certain competitive advantages such as scale and access to financial resources on terms that are better than those available to us.

We may not be able to renew programming contracts on favorable terms.

We purchase basic and premium programming from approximately 52 programming suppliers.  Several programming suppliers agreed to offer it volume discount pricing structures because of its growth and market share.  Following Argentina’s economic crisis in 2002, participants in the Cablevisión Business renegotiated the terms of a majority of the respective programming contracts that had originally been denominated in U.S. Dollars to provide for Peso-denominated pricing formulas that were generally linked to the number of subscribers and eliminated minimum purchase requirements.  As a result of the renegotiation, contract terms were generally shortened and pricing provisions were adjusted in order to transfer the benefit of increases in the monthly fee for basic cable television services to the programming companies.  The new contracts also provided for automatic termination upon the occurrence of major macroeconomic disruptions.  We cannot assure you that our activities in the Cablevisión Business will continue to be able to regularly negotiate renewals of its programming contracts at current cost levels, particularly since many of its suppliers have U.S. Dollar-based costs.  Additionally, suppliers are expected to seek price increases as a reflection of improved economic conditions in Argentina.  There can similarly be no assurances that we will be able to obtain volume discounts in the future.

We may not be able to renew some leases of the facilities for the installation of its cable system.

Cable programming is distributed through wire networks installed in facilities leased from third parties, either through the lease of space on roofs or on utility poles.  We regularly renegotiate the renewal of its short-term lease contracts for the use of poles in different areas of the country in the ordinary course of its business.  If we are not able to renew some of those lease contracts related to the Cablevisión Business, its operations in such areas may be suspended if alternative third party facilities are not promptly obtained on a cost-efficient basis. Underground distribution of the Cablevisión Business’s wire network would require additional governmental authorizations and significant capital expenditures that it may not be able to afford or that it may be restricted from making pursuant to the terms and conditions of its indebtedness and its existing covenants.  There can be no assurance that such renewals of lease contracts will be granted.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Our activities relating to the Cablevisión Business may not be in compliance with local ordinances.

Prior to the Merger, Cablevisión was initially required to bring its cable systems fully into compliance with municipal regulations prohibiting above-ground cables in Mar del Plata by November 2001, although pursuant to a modification in municipal regulations in February 2005, the deadline was extended to December 2007.  We will seek to continue to upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities if we have sufficient cash flow and financing is available at commercially attractive rates.  The applicable ordinance provides that certain penalties may be imposed, including the suspension of the right to use the air space; however the city generally has not imposed penalties on non-compliant cable systems.  As of the date of this Annual Report, no fines have been imposed in relation to this matter.

Our revenues relating to the Cablevisión Business may be adversely affected by an increase in churn rates.

Our revenues relating to the Cablevisión Business will depend partially on its ability to retain customers by limiting its churn rates.  The churn rate is determined by calculating the total number of disconnected customers over a given period as a percentage of the initial number of customers for the same period.  We seek to enforce a strict disconnection policy, which provides for the disconnection of cable television services after a three-month period of non-payment and delivery of a notice of disconnection.  With respect to broadband, we disconnect services after a two-month period of non-payment and delivery of a corresponding notice of disconnection.   For the year ended December 31, 2017, Cablevisión’s cable customer churn rate was 14.6% and its broadband customer churn rate was 17.1%.  Any substantial increase in churn rates may have a material adverse effect on our revenues and results of operations.

Our revenues relating to the Cablevisión Business are subject to uncertainty due to, and may be adversely affected by, the formula provided by Resolution No. 50/10 to estimate monthly fees paid by cable television subscribers.

In 2010, the Secretariat of Domestic Trade (“SCI”) issued Resolution No. 50/10 (“Resolution 50”), which sets forth certain rules for the sale of pay television service. These rules provide that cable television operators must apply a specific formula to estimate monthly fees to be paid by cable television subscribers and report these estimates to the Office of Business Loyalty (Dirección de Lealtad Comercial). Given the broad variables provided by Resolution 50 to calculate such formula, as of the date of issuance of this Annual Report, the actual impact of these rules on the monthly fees we collect is uncertain and may have a material adverse effect on our revenues and results of operations relating to the Cablevisión Business.

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

In addition, on March 16, 2017, Telecom Argentina’s Board of Directors approved the submission to the SEC of a “Shelf Registration Statement” with the aim, once the SEC declares it effective, of permitting the secondary sale of Class B Shares issued by Telecom Argentina and the underlying ADSs of such Class B Shares in the United States.

Future sales of substantial amounts of Telecom Argentina Class B Shares and ADSs, or the perception that such future sales may occur, may depress the price of Telecom Argentina Class B Shares and ADSs. Additionally, future sales of treasury shares, may also depress the price of Telecom Argentina Shares and ADSs.

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Class B Shares underlying the ADSs on the BYMA at the price and time desired by the shareholder.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 81% of the aggregate market capitalization of the BYMA as of December 31, 2017. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Trading in the Class B Shares underlying ADSs or ADSs in the United States and Argentina, respectively, will use different currencies (U.S. dollars on the New York Stock Exchange (“NYSE”) and pesos on the BYMA), and take place at different times (resulting from different trading platforms, different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of the Class B Shares underlying ADSs on these two markets may differ

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

due to these and other factors. Any decrease in the price of the Class B Shares underlying ADSs on the BYMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy the Class B Shares underlying ADSs to take advantage of any price differences between the markets through a practice referred to as “arbitrage.” Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B Shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

Under the GCL, if we issue new shares as part of a capital increase, our shareholders may have the right to maintain their exisiting ownership percentage in the Company through the subscription of a proportional number of shares of the same class in case the capital increase is made in shares of all four of our classes of shares in their respective proportions, or through the subscription of a proportional number of the shares of the class being issued if the relative proportion among the four classes is not respected. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights.

According to our Bylaws, in the case of a capital increase through the issuance of all four of our classes of common stock (Class A ordinary shares, Class B Shares, Class C ordinary shares and Class D ordinary shares), accretion rights of the holders of each class shall be limited to the shares of the same class for which there has been no subscription. Also if, after accretion rights have been exercised within the Class B and Class C shares, there are any unsubscribed shares, such unsubscribed Class B or Class C shares, shares may be subscribed by the shareholders of the rest of our classes of common stock, with no distinction, in proportion to the shares of common stock for which such shareholder has subscribed on such occasion.

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

If we were a “passive foreign investment company,” (a “PFIC”) within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended, for any taxable year during which a U.S. holder (as defined in “Item 10— Additional Information—Taxation—United States federal income taxes”) holds our ADSs or Class B Shares underlying ADSs, certain adverse U.S. federal income tax consequences may apply to the U.S. holder. We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the reasonably foreseeable future, although there can be no assurance in this regard. Our possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend on the composition of our income and assets, the market valuation of our assets (including, among others, our goodwill) from time to time, and our spending schedule for cash balances and the proceeds of any offering, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, U.S. holders of our ADSs or Class B Shares underlying ADSs may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on gains recognized and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares underlying ADSs or ADSs for transactions made until December 31, 2017.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law No. 26,893 (the “Argentine Income Tax Law”). The Argentine Income Tax Law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. Until the enactment of Law No. 27,430, in force since fiscal year 2018, there was an exemption for Argentine resident individuals if certain requirements were met. However, there was no such exemption for non-Argentine residents. For transactions made until December 31, 2017, many aspects of the Argentine Income Tax Law still remain unclear and they are subject to further regulation and interpretation which may adversely affect the tax treatment of our Class B Shares underlying ADSs and/or ADSs. The income tax treatment of income derived from the sale of ADSs or exchanges of shares from the ADS facility may not be uniform under the revised Argentine Income Tax Law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Law No. 27,430 requires the capital gains tax to be paid for transactions carried out between September 2013 (when taxation on the sale of shares for nonresidents was introduced) and the effective date of the tax reform, providing that no tax, however, will be due for stock exchange transactions as long as the tax has not yet been paid due to the lack of regulations for the withholding or collection by the stock exchange agents or intermediaries. Further regulations are expected to be published. See “Item 10—Additional Information—Taxation—Argentine taxes”.

Consequently, holders of our Class B Shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.

We are organized under the laws of Argentina. A significant portion of our and our subsidiaries’ assets are located outside the U.S. Furthermore, almost all of our directors and officers and some advisors named in this Annual Report reside in Argentina. Investors may not be able to effect service of process within the U.S. upon such persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the U.S., including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in an Argentine court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

In addition, a portion of our assets is not subject to attachment or foreclosure, as they are used for the performance of the public service we provide. In accordance with Argentine law, as interpreted by the Argentine courts, assets which are necessary for the provision for an essential public service may not be attached, whether preliminarily or in aid of execution.

Prior to any enforcement in Argentina, a judgment issued by a U.S. court will be subject to the requirements of 517 through 519 of the Argentine Federal Civil and Commercial Procedure Code if enforcement is sought before federal courts or courts with jurisdiction in commercial matters of the Autonomous City of Buenos Aires. Those requirements are: (1) the judgment, which must be valid and final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property which was transferred to Argentine territory during or after the prosecution of the foreign action; (2) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action; (3) the judgment must be valid in the jurisdiction where rendered, and its authenticity must be established in accordance with the requirements of Argentine law; (4) the judgment does not violate the principles of public policy of Argentine law; and (5) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court. Any document in a language other than Spanish, including, without limitation, the foreign judgment and other documents related thereto, requires filing with the relevant court of a duly legalized translation by a sworn public translator into the Spanish language.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

ITEM 4.                                                INFORMATION ON THE COMPANY

INTRODUCTION

The Company

We are one of the largest private-sector companies in Argentina in terms of revenues, net income, capital expenditures and number of employees. We have a non-expiring license (the “License”) to provide fixed-line telecommunications services in Argentina, mobile telecommunications services, other telephone-related services such as international long-distance and wholesale services, data transmission, IT solutions outsourcing and Internet services.

As from January 1, 2018, after giving effect to the Merger, Telecom Argentina and Cablevisión S.A. have started to operate as a telecommunications convergent provider. The Merger is part of a global process of convergence in the provision of fixed and mobile telecommunications services, video and internet distribution known as “quadruple play”.

The Merger should allow the combined company to achieve synergies in the development of convergence products that will bring significant benefits for consumers, the sector and the economy in general. In addition, the combination of both companies should boost investment (estimated capital expenditures of approximately US$ 5,000 million for the next three years) in the most modern infrastructure of mobile technologies as well as the deployment of a high-speed fiber optic network.

In addition, we have amended our bylaws (Estatutos Sociales) to permit us to provide audiovisual communications services, and have obtained all required regulatory authorizations and approvals with respect to such amendment.

As of December 31, 2017, (i) Telecom´s mobile business had approximately 19.0 million subscribers in Argentina and approximately 2.5 million subscribers in Paraguay, (ii) Telecom´s internet business reached approximately 1.7 million accesses, and (iii) Telecom had approximately 3.8 million fixed lines in service, which are equivalent to 355 lines in service per employee.

In 2017, our revenues totaled P$65,186 million, our net income totaled P$7,724 million, our Adjusted EBITDA (see the purpose of use of adjusted EBITDA and reconciliation of net income to Adjusted EBITDA in Item 5—Operating and Financial Review and Prospects—(A) Consolidated Results of Operations—“Adjusted EBITDA”) amounted to P$19,356 million and our total assets were P$57,588 million.

The Merger

Overview

On June 30, 2017, Telecom Argentina and Cablevisión S.A. executed a preliminary merger agreement and on October 31, 2017, Telecom Argentina and Cablevisión executed the definitive merger agreement, by which they agreed on the terms on which Telecom Argentina would absorb Cablevisión by merger, which was to be dissolved without liquidation as of the Merger Effective Date, in accordance with the provisions of Sections 82 and 83 of the LGS, and subject to the satisfaction of certain conditions, including regulatory approvals from the ENACOM (the “Merger”).

The conditions precedent to the consummation of the Merger were satisfied as of January 1, 2018, and, consequently, the Merger and the Telecom Shareholders’ Agreement became effective. For more information, see “Item 7—Major Shareholders and Related Party Transactions.”

In accordance with the merger agreement, as of January 1, 2018, Cablevisión merged into Telecom Argentina, with Telecom Argentina as the surviving entity. As a result of the Merger, all of Cablevisión’s assets and liabilities were transferred to Telecom Argentina as of January 1, 2018, in accordance with the terms of the definitive merger agreement.  Certain administrative procedures related to the Merger are still pending, including the administrative conformity by the CNV and the registration of ther Merger with the Argentine public registry of commerce carried out by the Inspección General de Justicia in the City of Buenos Aires. We expect that the Merger will allow us to provide

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

“quadruple play” services, combining the provision of fixed and mobile telecommunications services as well as pay television and Internet services, pursuant to the new regulatory framework in effect since January 2018 (for more information about the Merger see “Recent Developments”).

Cablevisión

Cablevisión is the largest operator of cable television services and data cable transmission systems in Argentina and one of the largest providers of cable services in Latin America in terms of subscribers. Cablevisión engages in the installation, operation and development of cable television and data cable transmission services. It is the largest Multiple System Operator (MSO) in Argentina and Latin America in terms of subscribers.

Cablevisión operates in some of the most populated regions of Argentina and Uruguay, including the Autonomous City of Buenos Aires and the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro, among others.

As of December 31, 2017, Cablevisión had 3.92 million “clientes únicos” or active customer relationships, of which 60% received broadband services, 89% received cable services and 49% received both services. As of December 31 2017, Cablevisión also had 498,000 mobile post-paid customers. Between 2013 and 2017 Cablevisión’s customer base grew by 4%, while ARPU (in Pesos) increased by 243% during the same period. Cablevisión operates under the brands Cablevisión, Fibertel, FiberCorp and Nextel (Nextel Argentina provides trunking telephony and other telecommunications services in Buenos Aires and cities in the provinces of Argentina. Nextel Argentina’s service currently focuses on business subscribers in the main cities of Argentina).

We believe that, as of the Merger Effective Date, Cablevisión’s cable networks are the most technologically advanced in Argentina and Uruguay. As of December 31, 2017, its networks passed through approximately 7.9 million homes in Argentina and Uruguay (homes are considered passed through if Cablevisión can connect them to its distribution system without further extending the transmission lines). Cablevisión can deliver a two-way bandwidth capacity of more than 750 MHz to approximately 80% of the homes passed through by its networks, reaching approximately 6.3 million homes. Through these networks, Cablevisión offers not only cable services and broadband services but also additional revenue-generating services and products, such as premium services and pay-per-view, as well as high-speed data transmission and Internet access using two-way high-speed cable modems. As of December 31, 2017, Cablevisión served more than 38% of the Argentine pay television market and more than 32% of the Argentine Internet broadband market, in each case in terms of the number of subscribers.

Merger Integration

We believe that the combination of the two companies will enhance our ability to better serve our customers as a result of gaining scale and access to innovations that are driving the telecommunication sector, through offering our customers a broad range of products. We expect that combining Cablevisión and Telecom will strengthen our financial position, which should help us to perform the needed investments to continue developing our infrastructure and therefore strengthen our position in the market.

Joining Telecom and Cablevisión’s operations will convert us in one of the largest companies in Argentina and we expect to continue to deploy state-of-the-art wireless and high speed fixed internet networks throughout our service areas.

We also believe the combination of the businesses will allow us to reduce costs as we realize synergies. We expect savings in network rentals and connectivity as we can combine the two existing backbone networks, which have a low level of overlap and are highly complementary.

In addition, we expect to achieve savings in back office services such as billing, collection, and advertising through the implementation of convergent solutions. We will strive to achieve SG&A (Selling, General and Administrative) optimization and reduction in network maintenance costs by combination of field services and network operations capabilities.

On the capital expenditures side, adding the Nextel mobile phone network to Telecom´s existing network represents an immediate increase of 20% in the number of available cell sites, which will result in savings in our previously planned investments in infrastructure and equipment installation costs. In addition, due to the overlap of fixed networks in the Northern Area, an optimization is expected in the investments and costs for the planned upgrade of access networks and fiber deployment and we expect to continue to deploy state-of-the-art wireless and high speed fixed internet networks throughout our services area.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We expect that the combination of product portfolio and commercial capabilities will drive cross selling to the combined customer base and growth in the unserved portion of the eventual quadruple play or fully convergent solution.

Moreover, Cablevisión’s fixed coverage in the southern region allows Telecom to increase its retail and corporate sales while it reduces network rental expenses paid to other operators.  Finally, incremental revenues are expected by the extension of the duration of the customer or churn reduction, which we believe will occur as a result of a convergent solution.

We believe these factors will help create a leading fully convergent South American independent telecommunications company that will be able to compete with the world-class operators present in the market, in line with global trends in the telecommunications market.

Telecom Argentina’s Business Strategy

Our long-term business strategy focuses on the continued upgrading of our networks to improve the quality of our services and increase our mobile and broadband business penetration, permitted by Argentina’s recently approved regulatory framework oriented towards convergence.

Our priority is to generate value for our customers, investors, suppliers, employees and, from a broader perspective, for the communities in which we operate, by providing services and solutions that improve people’s quality of life, education, grant them opportunities for personal development, and by improving the productivity of the economy as a whole.

To achieve these objectives, we prepare and execute business plans consistent with the microeconomic and macroeconomic environment of Argentina and the telecommunications and technology market, investing both in the development of innovative products and services, as well as in the professional development of our employees, with the aim of adding value to our customers experience with content, interactivity and convenience in communication.

Our strategy prioritizes the digitalization of our operations, focusing on human capital development, organizational culture, general and transformational processes, technological tools and key factors for achieving competitiveness and ensuring the long-term sustainability of our business. Additionally, we strategically focus on being a facilitating tool for our customers, both in their corporate and business segments, as well as developing, providing and prioritizing solutions and digital services in our “nube” (cloud services), which is provided through our four state of the art data centers and serves, and is an essential node of our next-generation networks, fulfilling our customers’ demand for quality, safety and availability. Our portfolio of solutions will evolve with the incorporation of new services such as big data and IoT (Internet of things), focusing on industry pillars such as agroindustry, finance, manufacturing, health and government, among others.

As part of our commitment with local entrepreneurs, we also focus on incubating and accelerating new business developments, investing in projects led by Argentine entrepreneurs and materializing ideas into  businesses by providing technological solutions to small — and medium-sized Argentine companies which will enable these companies to grow and develop.

Residences have historically been the principal environment through which the services we offer are delivered to, and consumed by, our end-user customers.  To this day, our strategy consists on focusing on our customers’ homes as the main channel to deliver the convergence of the solutions we offer, including equipment and sensors services, as well as other Value Added Services. In particular, we focus on delivering home services solutions that integrate access to video platforms, applications, social networks, digital content in various formats, e-commerce and entertainment.

Investing in technology is one of the milestones of our strategy, as we are focused on (i) the coverage and capacity of our infrastructure and (ii) new service platforms with better quality to meet the increasing needs and demands created by traffic and bandwidth due to new consumer habits and the expansion of our customer base. Investing in cutting-edge technologies ensure us that we will be able to provide products and services that are prepared for our customers future needs and demands.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Our strategic priorities are customer centered, focused on innovation, and the pursuit of operational excellence. We plan to support our business growth with experienced and professional management, transforming processes by focusing on “customer centered” and innovation as the pillar of self improvement, and creativity to transform our traditional businesses, while at the same time capturing opportunities to offer new services to our individual and business customers.

In order to implement the aforementioned strategy, the development of new forms of work, projects or initiatives is a priority, as creativity will serve our customers, and our multidisciplinary teams will enrich our value proposition. We will strive to turn this process into a competitive advantage sustainable over time. Strategic initiatives will be implemented through the following business initiatives.

Following the consummation of the Merger and the integration of Cablevisión into our operations, our long-term strategy also includes the following important elements:

•                  Pursue additional growth from our mobile services and by expanding our Wi-Fi network.

We intend to continue to facilitate internet connectivity “any time and anywhere” for our  customers. Since 2014, Telecom invested heavily to deploy the most modern and solid 4G network in Argentina, and following the Merger we will continue to invest in mobile infrastructure deployment with an aggressive capital expenditures plan in networks. In addition, in 2012, Cablevisión launched “Fibertel Zone,” the first Wi-Fi circuit in Argentina, through its fixed fiber optic networks. Users can access a Wi-Fi network free of cost at the best speeds available in bars, restaurants, movie theaters, gyms and parks, among other public spaces. Cablevisión´s Wi-Fi network reached approximately 2,100 outside wireless access points in high-usage areas during 2017. We will continue to offer this service (which was offered by Cablevisión before the Merger) to both Fibertel’s customers and non-customers, granting our customers additional benefits, such as faster speeds, priority in surfing and connection without time limit.

•                  Increase our internet bandwidth penetration and expand our Internet bandwidth services.

We will seek to expand our broadband internet subscriber base by emphasizing our bandwidth capabilities and compelling value offer. We intend to continue to provide and offer bandwidth connectivity to our existing customers of cable television, mobile and fixed-line services, and to new customers, offering higher speeds and more value at competitive prices. We intend to increase our share of new broadband internet customers and add subscribers from our competitors by launching new products and services with faster speed options tailored to customers’ evolving needs, such as the increasing demand for higher speed bandwidth whether at customers’ homes or outside their homes.

We will seek to preserve and enhance customer loyalty of our subscriber base by continuing to offer a high-quality bandwidth service with the best selection of speeds in the market at competitive prices. We plan to continue upgrading our 4G (LTE) network coverage and capacity and intend to increase our two-way coverage in the fixed line, in addition, we have incorporated technology that allows for the addition of high-bandwidth data transfer to an existing cable television (CATV) system (known as Data Over Cable Service Interface Specification or Docsis 3.0). We are also currently in the process of upgrading our network to 1 Ghz with Docsis 3.1 technology.

•                  Increase our cable television penetration by offering digital TV and other premium digital cable services.

We seek to expand our cable television subscriber base by providing innovative premium digital services. We plan to continue up-selling premium digital cable services to our existing customer base and provide innovative multimedia and entertainment service packages to existing and new customers in new areas. We have enhanced our TV product by introducing additional HD channels and premium subscription channels that we offer in packages. We seek to make the greatest amount of content available to customers through the most diverse range of devices, enabling customers to access TV programming from any device at any time. By introducing an innovative OTT online platform, known as “Cablevisión Flow,” we will seek to increase customer satisfaction and loyalty. This online platform service complements Cablevisión’s video-on-demand (VOD) legacy service through time shift TV services, integral searcher, personalized recommendation engine and cloud DVR, and provide our customers access to a broad library of content such as movies, shows and live sport events.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•                  Continue to seek opportunities for growth.

In addition to organic growth, we have expanded our business through acquisitions. If, as a result of the change in the regulatory framework, opportunities for consolidation in the telecommunications industry arise, we may consider opportunities that we believe may add value to our shareholders and are compatible with our business strategy.

•                  Maintain focus on operational excellence and emphasize customer service.

We believe that customer satisfaction is key to the development and growth of our brand. We continuously monitor our customers’ perception of the quality of our services. We closely monitor key performance indicators to assess our operational processes, sales and marketing efficiency and the reliability of our infrastructure. To enhance customer loyalty, we maintain training and development programs for our sales force and call center agents.

•                  Targeted focus on individual customers and Home Convergence.

We recognize that the various individual members of any household have a unique set of needs and preferences. As a result we will continue to provide a tailored and targeted offering to our customers in order to satisfy our client’s needs in every step of their lives, rather than focusing on household units in a generalized manner. Since single households may have multiple screens, we will seek to tailor our programming and services to meet the demands of each individual customer.

•                  Expand our corporate businesses and branding.

We will seek to continue developing our corporate businesses through our brands “Telecom Empresas” and “FiberCorp”, seizing the operational advantages of economies of scale created by the capabilities of our fiber optic network, providing connectivity, cloud storage, virtualization sharing, housing and hosting to the corporate sector.

•                  Maintaining and increasing our focus on innovation.

Our fiber optic systems and our 4G (LTE) network in Argentina have the advantage of greater capacity and reliability, resistance to electrical interference and cost reductions. These systems can be readily adjusted to accommodate technological developments. We will continue to make investments in our systems and infrastructure, and commit resources to maintain our business on the cutting edge of technological advances and innovation.

Organizational Structure

The chart set forth below show our general consolidated corporate structure as of December 31, 2017:

(a)         Dormant entity as of and for the fiscal years ended December 31, 2017 and 2016.

(b)         Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(c)          Remaining 1% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(d)         The Non-controlling interest of 22.75% is owned by the Paraguayan company ABC Telecomunicaciones S.A and 30% is   owned by TU VES S.A. (Chile). On June 30, 2017, the transaction by which Núcleo acquired the 70% of shares and votes of Tuves Paraguay was performed.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The chart set forth below show our general consolidated corporate structure as of January 1, 2018, after giving effect to the Merger, showing the most significant companies and the companies controlled in countries other than Argentina:

Revenues generated by each company in the Telecom Group

The following table presents information relating to the percentage of revenues and other income, net of intercompany transactions, generated by each operating segment in the Telecom Group during the year ended December 31, 2017:

Operating Segment (1)	Activity	Segment	Percentage of Telecom’s Total Revenues and other income (5)
Telecom Argentina S.A.	Fixed Services	Fixed services	30.93
Telecom Personal S.A.	Mobile Services	Personal Mobile Services	63.99
Núcleo S.A. (2)	Mobile Services	Núcleo Mobile Services	4.32
Personal Envíos S.A. (2)	Financial Mobile Services	Núcleo Mobile Services	0.06
Tuves Paraguay S.A. (3)	Television signal distribution	Núcleo Mobile Services	0.20
Telecom Argentina USA Inc.	International Wholesale Services	Fixed Services	0.50
Micro Sistemas S.A. (4)	—	Fixed Services	—
Total			100.00

(1)	Personal and Micro Sistemas are incorporated in Argentina, Núcleo, Envíos and Tuves Paraguay are incorporated in Paraguay and Telecom Argentina USA is incorporated in the United States.
(2)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.
(3)

On June 30, 2017, Núcleo acquired the 70% of shares and votes of Tuves Paraguay. Non-controlling interest of 22.75% is owned by the Paraguayan company ABC Telecomunicaciones S.A and 30% is owned by TU VES S.A. (Chile).

(4)	Dormant entity as of December 31, 2017.
(5)	Includes service revenues, equipment sales and other income with third parties.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Recent Developments

Fintech Telecom LLC, was the controlling company of Telecom Argentina until December 31, 2017. As of the date of issuance of this Annual Report, CVH can be considered to have acquired control of Telecom Argentina following effectiveness of the Merger and of the Telecom Shareholders’ Agreement on January 1, 2018 (See “The Merger”).

Telecom Argentina’s Board of Directors called for the Annual Shareholders’ Meeting

Telecom Argentina’s Board of Directors, at its meeting held on March 19, 2018, convened an Ordinary Shareholders’ meeting to be held on April 25, 2018, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2017, net of P$5,640,728,444 distributed in advance, that is to say P$1,989,254,041, and the allocation of Cablevisión’s retained earnings as of December 31, 2017 net of P$4,502,777,155 distributed in advance, that is to say P$1,311,975,449.

The proposal of the Board of Directors is to: (i) ratify the advance distribution of dividends of P$5,640,728,444 resolved by the Board at its meeting of January 31, 2018, based on the Special-purpose Unconsolidated Financial Statements of Telecom Argentina as of September 30, 2017; (ii) allocate P$1,989,254,041, to set up the “Voluntary reserve for future dividends payments”; and (iii) delegate power to Telecom Argentina’s Board of Directors so that, based on the evolution of the business, it may determine the withdrawal, in one or more times, of an amount up to P$994,627,020 from the ‘Voluntary reserve for future dividends payments’ for distribution to the shareholders as cash dividends, enabling such delegated powers to be exercised until December 31, 2018. With respect to Cablevisión’s retained earnings, the proposal of the Board of Directors is to: (i) ratify the advance distribution of dividends of P$4,502,777,155 resolved by the Board at its meeting of January 31, 2018, based on the Special-purpose Unconsolidated Financial Statements of Cablevisión as of September 30, 2017; (ii) allocate P$1,311,975,449, to set up a “Facultative Reserve to Maintain the Level of Investments in Capital Goods and the Current Level of the Company’s Solvency.”

Amortization of Sofora Shares

In March 2017, Sofora accepted WAI’s offer to amortize in two tranches 140,704,640 shares of Sofora owned by WAI, in accordance with the provisions of Sections 223 and 228 of the GCL. As a result of the amortization, Sofora agreed to pay WAI an amount equal to the par value of WAI’s shares of capital stock issued by Sofora ($140,704,640), and to issue to WAI one or more dividend certificates (“Class “A” Bonos de Goce”) evidencing WAI’s right to receive US$461.3 million out of any dividends paid by Sofora going forward.

On May 23, 2017, Sofora amortized 74,749,340 of its shares owned by WAI, representing 17% of Sofora’s capital stock. In connection with that first amortization, Sofora paid WAI $74,749,340 and issued a Class “A” Bono de Goce to WAI which granted its holder the right to receive US$ 245.0 million out of any dividends paid by Sofora thereafter.  In addition, the members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina, Personal, Nortel and Sofora appointed by WAI tendered their resignations. On June 6, 2017, our shareholders appointed two directors, two alternate directors, one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the term of duties of the resigning members and alternate members of our Board of Directors and our Supervisory Committee.

Upon obtaining ENACOM’s approval of the Reorganization, on June 22, 2017, Sofora amortized the remaining 65,955,300 shares owned by WAI, representing 15% of Sofora’s capital stock prior to the amortization of common shares agreed with WAI. As a result of this amortization, Sofora paid WAI $65,955,300 and issued an additional Class “A” Bono de Goce which granted its holder the right to dividends in the amount of US$ 216.3 million out of any dividends paid by Sofora thereafter.”

As of the date of this Annual Report, the Class “A” Bonos de Goce have collected the full amount of dividends that they had the right to collect.

The Reorganization

On March 31, 2017, Sofora, Personal and Nortel and Telecom Argentina entered into a preliminary reorganization agreement (the “Preliminary Reorganization Agreement”) and on November 13, 2017, executed the definitive reorganization agreement (the “Definitive Reorganization Agreement”). Under the terms of the Preliminary Reorganization Agreement and the Definitive Reorganization Agreement, Telecom Argentina agreed to absorb Nortel, Sofora and Personal which would be dissolved without liquidation pursuant to the provisions of sections 82 and 83 of the GCL.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The effectiveness of the Reorganization was subject to certain conditions which were complied with and the Reorganization became effective on December 1, 2017 and on that date each of Sofora, Personal and Nortel effectively transferred their operations and activities and their assets and liabilities to Telecom Argentina in accordance with the terms of the Preliminary Reorganization Agreement and the Definitive Reorganization Agreement.

As a result of the Reorganization, Telecom Argentina succeeded in all rights, obligations and responsibilities of any nature to Personal, Sofora and Nortel, which were dissolved without liquidation. Telecom Argentina assumed all of Sofora’s obligations under the Class “A” Bonos de Goce and all of Personal’s obligations under the notes issued under its Medium Term Notes Global Program. As of the date of this Annual Report, the Class “A” Bonos de Goce have collected the full amount of dividends to which they were entitled. The balance of Personal’s Series II, III and IV notes as of December 31, 2017 amounted to approximately P$2,344 million (including accrued interests). The Series I notes were paid in full on their due date.

On March 21, 2018, the Reorganization and the dissolution without liquidation of each of the absorbed companies were registered with the IGJ.

Pursuant to the Reorganization:

(i)                                                340,994,852 Class “A” Common Shares of Telecom Argentina were distributed to Fintech as the only holder of Sofora Common Shares,

(ii)                                            161,039,447 Class “A” of Telecom Argentina were converted into Telecom Argentina Class “B” Common Shares,

(iii)                                          the Class “B” Common Shares of Telecom Argentina owned by Nortel (including any Class “B” Shares resulting from the conversion mentioned above) were distributed to the holders of Nortel Series B preferred Shares.

Telecom Argentina did not issue any new Class B Common Shares or Class A Common Shares in connection with the Reorganization. For more information see “Item 7—Major Shareholders and Related Party Transactions.”

The Merger

On June 30, 2017, Telecom Argentina and Cablevisión S.A. executed a preliminary merger agreement providing that Telecom Argentina would absorb Cablevisión, which was to be dissolved without liquidation as of January 1, 2018 (the “Merger Effective Date”), in accordance with the provisions of Sections 82 and 83 of the GCL, subject to prior satisfaction or waiver of certain conditions stated in the Preliminary Merger Agreement, including certain regulatory approvals (the “Merger”).

All the conditions to which the Merger was subject were satisfied and the Merger was consummated on January 1, 2018.  As of the date of this Annual Report, the Merger is pending administrative conformity from the CNV and registration with the IGJ. For more information see “Item 7—Major Shareholders and Related Party Transactions.”

In addition, pursuant to the Preliminary Merger Agreement, Telecom Argentina assumed all of Cablevisión’s obligations under its US$500,000,000 6.500% Senior Notes due 2021, issued under its Global Notes Program.

In connection with the Preliminary Merger Agreement and the Final Merger Agreement and the notification received from Fintech Telecom and Fintech Media LLC (“Fintech Media”) on December 29, 2017 informing of a corporate reorganization process by which Fintech Media and VLG Argentina Escindida LLC (a spin-off of VLG Argentina LLC) merged into Fintech Telecom with effect on the Merger Effectiveness Date, the new Class A and Class D shares to be issued by Telecom Argentina pursuant to the terms of the Merger were delivered as follows: (i) to Fintech Telecom LLC: 342,861,748 Class “A” shares; (ii) to Cablevisión Holding S.A.: 406,757,183 Class “D” shares; and (iii) to VLG Argentina LLC: 434,909,475 Class “D” shares.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Telecom Argentina’s capital stock as of January 1, 2018 was comprised of the following:

Shares	Outstanding shares	Treasury shares	Total capital stock
Class “A”	683,856,600	—	683,856,600
Class “B”	627,930,005	15,221,373	643,151,378
Class “C”	234,748	—	234,748
Class “D”	841,666,658	—	841,666,658
Total	2,153,688,011	15,221,373	2,168,909,384

For more information see “Item 7—Major Shareholders and Related Party Transactions”.

Acquisition of Cubecorp Argentina S.A. (“Cubecorp”)

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp. With this acquisition, Telecom Argentina strengthened its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

In March 2009, the Board of Directors of Cubecorp and Telecom Argentina approved a preliminary merger agreement, by which Cubecorp would merge into Telecom Argentina and Cubecorp would be dissolved without liquidation.

On October 12, 2017, the CNV granted its administrative conformity to such merger and on February 27, 2018, the dissolution without liquidation of Cubecorp and the merger with Telecom Argentina were recorded with the Argentine Public Registry of Commerce carried by the Inspección General de Justicia in the City of Buenos Aires.

Withdrawal of the Voluntary reserve for future dividends payments

On January 31, 2018, the Board of Directors of Telecom Argentina approved:

1.              The reversal of P$9,729,418,019  of the “Voluntary reserve for future dividends payments” of Telecom Argentina as of December 31, 2017, and its distribution as cash dividends in two installments: (i) P$2,863,000,000 on February 15, 2018 and (ii) P$6,866,418,019 on March 21, 2018 (as subsequently decided at the Board of Directors Meeting held on March 7, 2018).

2.              The distribution of P$5,640,728,444 as interim cash dividends under the provisions of section 224, 2nd paragraph of the GCL, corresponding to the net distributable profit of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the Special-Purpose Unconsolidated Financial Statements of Telecom Argentina as of September 30, 2017, which were settled on February 15, 2018; and

3.              The distribution of P$4,502,777,155 on account of interim cash dividends under the provisions of section 224, 2nd paragraph of the GCL, corresponding to the net profit (liquid and realized) of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the Special-Purpose Unconsolidated Financial Statements of Cablevisión S.A.-absorbed by Telecom Argentina- as of September 30, 2017, which were settled on February 15, 2018.

Payment by Telecom Argentina of dividends declared by Cablevisión

On January 8, 2018, Telecom Argentina, as successor to Cablevisión prior to the Merger effective date, paid dividends declared by Cablevisión on December 18, 2017, in an amount of P$4,077,790,056.

Syndicated Term Loan

On February 2, 2018, the Company entered into a term loan agreement (the “Term Loan Agreement”) with a consortium of international banks for an aggregate principal amount of $1,000 million. On February 9 and March 9, 2018, the Company borrowed $650 million and $350 million (the “Loans”), respectively, under the Term Loan Agreement. The Loans mature in February 2019. The

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

proceeds of the Loans were used to finance capital expenditures, working capital and other general corporate purposes.The Loans bear interest at an annual rate equivalent to LIBOR plus the following margins: 1.25 percentage points during the first four months, 1.50 percentage points, during the following two months, 1.75 percentage points during the following three months and 2.25 percentage points during the last three months prior to the maturity date. Interest is payable quarterly or semiannually, at the Company’s option. The aggregate principal amount of the Loans is due at maturity. The Company is permitted to make voluntary prepayments at any time without premium or penalty. The Company is required to make prepayments under the Loans (without payment of a premium) with net cash proceeds from bilateral or syndicated bank financings in excess of $500 million, or underwritten offerings or private placements of any non-Peso denominated debt securities of the Company governed by a law other than the laws of Argentina with a tenor of at least three years. The Company is also required to prepay the Loans upon the occurrence of a change of control, at each lender’s option.

The Term Loan Agreement contains customary representations and warranties, events of default and affirmative and negative covenants, including covenants related to financial statements and other information, notices of material events, conduct of the business, payment of taxes, maintenance of properties and insurance, submission to certain inspections, compliance with laws  and further assurances, as well as limitations on the ability to incur or suffer any security with respect to certain indebtedness and assets, to enter into transactions with affiliates to the extent they are not entered on an arms-length’s basis, to make accounting changes or to make changes to the Company’s line of business. Among others, an event of default is triggered if the Company breaches payment of any obligation equal or greater to $100 million. As of the date of this Annual Report, the aggregate principal amount of $1,000 million remains outstanding.

Acquisition of CV Berazategui S.A. (“CV Berazategui”)

On April 4, 2018, the Company acquired shares representing 30% of the capital stock and votes of CV Berazategui constituted in Argentina, for a total amount of approximately US$ 9.0 million. The remaining 70% of the capital stock and votes of CV Berazategui are owned by PEM S.A., a company controlled by Telecom Argentina.

CV Berazategui is a licensee of Broadcasting Services provided by Subscription through Physical Link, license which was originally granted by Resolution N°630/COMFER/91, and provides the service in the Berazategui Department, Province of Buenos Aires to 21,392 Cable TV (CATV) subscribers and 7,190 broadband subscribers.

History

Telecom Argentina was created by Decree No. 60/90 of the PEN dated January 5, 1990, and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, its legal name was changed to “Telecom Argentina STET-France Telecom S.A.” and on February 18, 2004, it was changed to “Telecom Argentina S.A.”

Telecom Argentina is organized as a corporation (sociedad anónima) under Argentine law. The duration of Telecom Argentina is 99 years from the date of registration with the IGJ (July 13, 1990). Telecom Argentina conducts business under the commercial name “Telecom.”

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

Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s common stock was transferred as Class C Shares to a Share Ownership Plan for certain former employees of ENTel and Compañía Argentina de Teléfonos S.A. by the Argentine government, and the remaining 30% of Telecom Argentina’s common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. A portion of the shares in the Share Ownership Plan has been sold in the public market, and the remaining shares resulting from the Share Ownership Plan are being gradually converted into Class B Shares. See “Item 6—Directors, Senior Management and Employees—Share Ownership—Share Ownership Plan.”

Until November 30, 2017, Nortel was our direct controlling shareholder with 54.74% of Telecom Argentina´s total capital. 100% of Nortel’s ordinary capital belonged to Sofora. Sofora’s shares belonged to Fintech, our indirect controlling shareholder (68%) and to W de Argentina Inversiones (32%) before the Amortization of Sofora Shares, described above.

As of December 1 2017, as a result of the Reorganization becoming effective, Fintech became Telecom Argentina’s direct controlling shareholder.

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

Cablevisión Holding S.A. is an Argentine corporation and its primary purpose is to hold capital stock in corporations whose object and purpose is to provide Information and Communication Technology Services (ICT Services) and to provide Audiovisual Communication Services (ICT Services). Its controlling shareholder, in turn, is GC Dominio S.A, another Argentine corporation.

THE BUSINESS

The following description is current as of December 31, 2017 and does not include a description of the business of Cablevisión S.A., which merged with Telecom Argentina effective as of January 1, 2018.

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

General

During the year 2017, we conduct our business through seven legal entities, each representing a distinct operating segment. We aggregate these operating segments into three segments — Fixed Telecommunications Services (“Fixed Services”), Personal Mobile Telecommunications Services (“Personal Mobile Services”) and Núcleo Mobile Telecommunications Services (“Núcleo Mobile Services”) — according to the type of products and services provided and taking into account the regulatory and economic framework under which each entity operates.

The companies we aggregated to create the segments are as follows:

Segment	Consolidated Company/Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (1)
Personal Mobile Services	Personal (2)
Núcleo Mobile Services	Núcleo (3)
Envíos (3) Tuves Paraguay (4)

(1)	Dormant entity as of December 31, 2017.
(2)

Until November 30, 2017, Telecom Argentina owned 100% of Personal. Since December 1, 2017 the Reorganization was effective and from that date, mobile services provided by Personal are continued by Telecom.

(3)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.
(4)

Non-controlling interest of 22.75% is owned by the Paraguayan company ABC Telecomunicaciones S.A and 30% is owned by TU VES S.A. (Chile). On June 30, 2017, the transaction by which Núcleo acquired the 70% of shares and votes of Tuves Paraguay was performed.

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

•                  Basic Telephone Services. Telecom Argentina provides Basic Telephone Services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2017, Telecom Argentina had approximately 3.8 million of lines in service;

•                  Interconnection services. Telecom Argentina provides interconnection services, which primarily include Access, termination and long-distance transport of calls;

•                  Data transmission and Internet services. Telecom Argentina provides data transmission and Internet services, including traditional Broadband, Internet dedicated lines, private networks, national and international video streaming, transportation of radio and TV signals and videoconferencing services. As of December 31, 2017, Telecom Argentina had approximately 1.7 million Internet subscribers;

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

Personal Mobile Services and Núcleo Mobile Services.

We provide mobile services in Argentina and through our subsidiary in Paraguay.

Our service offerings under the brand Personal include voice communications, high-speed mobile Internet content and applications download, MMS, SMS, online streaming, corporate e-mail and social network access, among others; and sale of mobile communication devices (handsets, Modems mifi and wingles, smart watches). The services are supported in the different technologies of the mobile network (2G/3G/4G).

We also provide mobile services in Paraguay through our subsidiary Núcleo.

As of December 31, 2017, we had approximately 19.0 million mobile subscribers in Argentina and Núcleo had approximately 2.5 million subscribers in Paraguay.

See Note 28 to our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2017, 2016 and 2015—(B) Results of Operations by Segment” for additional information as to our results of operations by segment.

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

The following table illustrates the deployment of Telecom Argentina’s telephone network:

	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Number of lines in service (1)	3,795,327	3,919,577	4,042,624	4,093,038	4,123,795
Net (Reductions)/Additions in lines in service for the year	(124,250)	(123,047)	(50,414)	(30,757)	(4,063)
Net (Reductions)/Additions in lines in service cumulative	2,393,358	2,517,608	2,640,655	2,691,069	2,721,826
Pending applications (2)	76,933	75,300	64,093	75,213	91,950

(1)   Includes lines customers, own usage, public telephony and ISDN channels.

(2)   Corresponds to lines requested by clients, but not yet installed.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The following table illustrates the evolution of Internet services:

	December 31,
	2017	2016	2015	2014	2013
Fixed Internet access lines	1,744,169	1,737,534	1,813,590	1,771,050	1,706,787
Arnet subscribers	1,756,622	1,725,609	1,791,030	1,749,111	1,686,982

Arnet customer base increased by 2% in 2017, decreased by 4% in 2016 while it increased by 2% and 4% in 2015 and 2014, respectively.

Revenues

Fixed services include, among other charges, monthly charges, measured service charges, installation charges, public telephone services and interconnection services related to “essential facilities.” The prices for these services were regulated by rules governing our license, which established “maximum prices” that could be charged to clients. Telecom Argentina was able to charge prices below the maximum regulated prices as long as the discount was applied equally to clients who share the same characteristics (under the so-called principle of “non-discrimination”). In accordance with this ability, Telecom Argentina charged lower prices than the maximum regulated prices for certain of the services offered. Since the enactment of the LAD it was established that licensees of ICT services may freely set their prices. See “—Regulatory and Legal Framework—Regulatory Framework—Law No. 27,078 — Argentine Digital Law.”

The remaining services included in the Fixed Services segment, such as data transmission services and Internet services, were not subject to regulation and, as a result, Telecom Argentina was able to freely set the corresponding prices. Market conditions could limit price increases.

a)             Retail — Residential and SME (Small and Medium Enterprises)

Monthly Charges. Telecom Argentina bills a monthly charge to its customers. As of December 31, 2017 approximately 83% of lines in service were for residential customers and public telephony (82% in 2016) and approximately 17% were for corporate and government customers (18% in 2016). Additionally, due to the regulatory regime, Telecom Argentina is obligated to offer discounts to certain retired individuals and low-consumption residential customers.

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

During 2017 and 2016, the volume of local minutes decreased by approximately 19.3% and 13.9%, respectively, due to the strong growth in mobile telephony and the resulting migration of traffic to mobile service.

Total volume of domestic long-distance minutes also decreased by approximately 16.9% and 13.2% in 2017 and 2016, respectively. Ever since the Northern Region was opened to competition in 1999, Telecom Argentina has maintained its position as the regional market leader for domestic long-distance traffic.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Revenues from local and domestic long distance traffic also decreased during 2017, associated both to the lower traffic volume abovementioned and to the gradual migration of clients toward the new offer “Arnet + Voz”, which includes internet and unlimited local and national calls for a fixed monthly charge.

International Long-Distance Service. International long-distance traffic minutes decreased approximately 43.8% in 2017 and 49.9% in 2016. Since 1992, international rates have been reduced annually as a consequence of the application of the Price Cap described in “—Regulatory and Legal Framework—Regulatory Framework—Renegotiation of the contract with the public administration” Telecom Argentina also has reduced international long-distance prices in order to compete with the new providers of long-distance calling services.

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

As of December 31, 2017, we reached approximately 1.7 million accesses. During 2017, our efforts to communicate effectively with our customers and special offers with competitive prices according to segment helped us to maintain the leadership of our products under the brand Arnet. In November 2016, Telecom launched the new offer “Arnet + Voz” providing Internet and unlimited local and national calls, as part of a bundled package. During 2017, we announced its first convergent offer of the market called “Combo Unico”, offering a bundle, including Internet services, fixed line telephony and mobile connectivity, with a differential and convenient price. This new offer was consolidated during 2017.

Continuing the evolution of Internet access services, during the year 2017 services focused on offering higher speed access to customers, with the deployment of UBB and technologies that replace copper with fiber optics in different points of the network (FTTC, FTTB and FTTH).The number of customers with UBB has grown 106% in 2017, increasing the average speed of the customer base.

Internet revenues include both Internet access services and the provision of Internet service.

A small portion of Internet access services is provided by Telecom Argentina’s 0610, 0611 and 0612 services. Internet dial-up service represents a marginal percentage of Telecom Argentina’s revenues. We continue to provide this service to a small market where Broadband service is not available.

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

During 2017, we maintained our efforts in ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the world class multi-site network of datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

In addition, we continued making additional investments at the major datacenter in Pacheco, consolidating its position as leader in the market and enhancing the level of services supplied. Such investments will enable Telecom Argentina to support business growth in the next few years with the highest market standards.

The main solutions and businesses developed in recent years and which continued during 2017 included:

•                  Expansion of the truncated digital communications system for the Autonomous City of Buenos Aires Police force, the Emergency Medical Care System, and the subways.

•                  Installation of a security service in the public transport (buses) of the Autonomous City of Buenos Aires.

•                  IP connectivity services, installation of dark fiber for broadcast, Network Security Services and Datacenter for the 2019 Youth Olympic Games.

•                  Extension and renegotiation of 911 systems for public safety management in a province of the Litoral region.

•                  A datacenter solution in alliance with Oracle, to optimize operation in databases for a supply chain management company.

•                  Launch of the solution “connected-car” in association with Chevrolet, integrating the Jasper service. Jasper is a platform for the administration of IoT services which allows both Telecom and the client to configure the accounts, to create automation rules, and to generate reports in order to measure traffic volume, among other variables.

•                  Datacenter services for a leading company in the food industry including connectivity, equipment and maintenance.

•                  Implementation of a solution for unified communications, networking, collaboration and firewall, with CISCO technology and equipment, for an insurance company.

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

Operating revenues from international long-distance service depend on the volume of traffic and the prices charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes accounted for 265 million minutes in 2017 and 329 million minutes in 2016.

Telecom Argentina is connected to international telecommunications networks, mainly through the following submarine Fiber Optic cables: Columbus 3 (Europe), Atlantis 2 (Argentina - Brazil — Europe), Sea-Me-We 3 (Europe — Asia), Bicentenario (Argentina - Uruguay), Latin American Nautilus (LAN), PanAm (Argentina - Caribe)  and other minor cables.

In order to meet the growth in our Internet access base, Telecom Argentina has acquired some IRUs on a submarine facility of Latin America Nautilus (LAN), which connects Argentina with the U.S. (Miami) in a submarine fiber optic ring. These rights, which last for 15 years, allow the interconnection of the IP backbone of Telecom Argentina with IP Transit providers in Miami. Telecom Argentina has also contracted international capacity under lease modality (IP Transit) in Buenos Aires to ensure better performance regarding regional traffic. In order to have a reliable service these IP Transit is provided by two capacity providers in a redundancy geographical path (Latin American Nautilus and Telxius Cable Argentina).

Through our wholly owned subsidiary in the United States, Telecom Argentina USA, a corporation organized under the laws of the State of Delaware, we focus mainly on wholesale long-distance international traffic, video and data services.

Telecom Argentina USA, routes the majority of its wholesale traffic through its own switching capabilities. In 2017, Telecom Argentina USA, continued operating a Node of high-definition video in Miami, thus extending the Telecom video matrix to the international market.

Network and Equipment

Our network strategy, for the medium- and long-range terms, focuses fulfilling services demands, improving our customers’ experience and promoting technology evolution.

With respect to the “core” network, we seek for continuously increment capacities and availability of the services offered to our customers. In addition, we continued implementing protocols and network architectures standardization, which allow us a more efficient operation and maintenance, with costs reduction on those activities.

With respect to the access networks, strategy aims to satisfy the increasing broadband demanded for the services, mainly for downloading video and multimedia content from Internet access. In that sense, we continue the extension of access fiber optics infrastructure, in different modalities and technologies, which have been optimized according services demands and geographic locations.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Personal Mobile Services and Núcleo Mobile Services

We provide mobile services in Argentina and through our subsidiary in Paraguay.

Mobile Telecommunication Services in Argentina—Personal Mobile Services

The market for mobile telecommunications services in Argentina is characterized by intense competition. Operators are generally free from regulation to determine the pricing of services. There are currently three mobile operators offering nationwide service. According to the statistics published by the ENACOM, the penetration of mobile service in Argentina has reached approximately 141.9% of the population in 2015, 146.2% in 2016 and approximately 141.1% in the third quarter of 2017. This information regarding penetration of mobile service is an estimate, based on demographic data form 2010 national census as there are no official statistics published in Argentina, and only considers lines serviced by the three operators providing nationwide mobile telecommunications services (i.e., it does not include Nextel providing trunking telephony and other telecommunication services in Buenos Aires and cities in the interior).

During 2017, service providers in Argentina continued to make significant capital expenditures in new network infrastructure for the enhancement and deployment of 3G and 4G technology, which allows for the higher transmission speeds required for Value Added Services such as data transfer, video calling and Internet browsing.

Our mobile telecommunications services in Argentina are provided under the brand, Personal. We provide mobile services on the 850 MHz and 1,900 MHz, through GSM and 3G technology (by STM/SRMC y PCS networks). In addition, since December 2014, Personal has offered LTE technology service (by SCMA network) through the frequency bands awarded to Personal in 2014 and 2015 (1730-1745 MHz; 2130-2145; 713-723 MHz and 768-778 MHz). See “—Regulatory and Legal Framework—Regulatory Framework—Spectrum.”

a)             Residential and Business Customers

We offer to Personal subscribers a variety of flexible pricing options for mobile services. These options include prepaid, post-paid and mixed (“Abono Fijo”) plans.

Prepaid Plans. Under prepaid plans, subscribers pay in advance for their services, using prepaid credit. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. Prepaid credit can be purchased through prepaid cards or virtual credit on Telecom’s website, by phone, at ATMs and drugstores, or through authorized agents. This credit allows subscribers to use data to browse on the Internet, make and receive local, national and international calls and buy multimedia content.

Telecom offers a variety of “packs” which enable customers to use the abovementioned services at a lower price. These packs may include a fixed amount of minutes to make national or international calls, SMS, a daily quota of megabytes to access the Internet during 1, 7 or 30 days or different combinations of these services.

In addition, customers can buy multimedia contents, or subscriptions to these contents, in order to receive them periodically.

Prepaid customers can access different benefits according to their monthly credit charges, such as days of free Whatsapp access, unlimited Whatsapp access for 30 days (even without credit), credit gifts, and two telephone numbers to communicate for free, one for calls and the other for SMS.

Post-Paid Plans. Under post-paid plans, a subscriber pays a monthly fee, plus charges for additional services not included in its plan. According to Telecom’s current offer, most of the plans include a quota of megabytes for browsing Internet, unbounded airtime for on-net calls and SMS. Depending on the price, some plans include an amount of free seconds or unbounded airtime for off net calls. Once the free seconds have been used, they can continue using the mobile service at a set price per second. They can also buy packs of additional megabytes to continue browsing Internet after they have consumed the megabytes included in the monthly fee. The charges for additional airtime, megabytes or multimedia contents, will be added to the next month’s bill. The plans offer Personal digital invoicing, enabling subscribers to view, download and print their invoices from the web.

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

Abono Fijo. Under the “Abono Fijo” plans, a subscriber pays a set monthly bill. Like in post-paid plans, most of these plans include a quota of megabytes for browsing in the Internet, unbounded airtime for on-net and off-net calls, SMS and a fixed amount of credit that can be used to buy packs or multimedia contents. Once the free seconds have been used or Internet quota has been met, the subscriber can obtain additional credit by recharging its line through the prepaid system. With this new credit, customers can buy packs of 100 MB, 500 MB or 1 GB to continue browsing Internet or packs of seconds for off net calls. The plans offer Personal digital invoicing, enabling subscribers to view, download and print their invoices from the web.

The following table presents information regarding Personal’s post-paid, prepaid, “Abono Fijo” and Mobile Internet dongle subscribers bases for the periods indicated:

	As of December 31,
	2017	% of Total	2016	% of Total	2015	% of Total
Mobile subscribers:
Prepaid (1)	12,377,246	65.2	13,007,221	66.7	13,187,958	67.1
Post-paid (2)	1,994,843	10.5	2,159,797	11.1	2,134,376	10.9
“Abono Fijo” (2)	4,527,718	23.9	4,248,050	21.8	4,216,519	21.4
Mobile Internet dongles	79,923	0.4	98,906	0.4	117,802	0.6
Total	18,979,730	100.0	19,513,974	100.0	19,656,655	100.0

(1)   Lines with at least one recharge in the last thirteen months as of December 31 of each year.

(2)   Lines with payment modality through the billing to the customer.

New products and services. In 2017, we continued boosting our strategy with a customer-centric approach based on the concept “Internet para que todo suceda” (Internet to make it all happen). This concept is based not only in our integrated mobile and fixed internet service with Personal and Arnet, which is what differentiates us from the competition, but also in the idea of internet as the most important source of communications. Whether at home, on the street, at work, in the car or wherever they need, people are connected thanks to the Internet.

The Club Personal loyalty program continued operating throughout 2017 providing customers with certain benefits, such as discounts on gastronomy, shows, shopping, leisure and tourism, and the possibility of exchanging accumulated points for consumption, to maintain the satisfaction of the members and incorporate new ones. However, during 2017, Club Personal eliminated the exchanging of accumulated points for third-party products. Club Personal is one of the largest benefit programs in the country with more than 4.3 million members.

Finally, Telecom continued its strategy of repositioning its brand Personal by holding the 13th annual Personal Fest, one of the most important international music festival in Buenos Aires, and also its Summer edition in major cities of Argentina.

Personal’s ARPU was approximately P$142.3 per month for 2017 and P$112.3 per month for 2016.

b)             Wholesale

International Business: During 2017, Telecom continued to strengthen its position in the international roaming services market, expanding 3G and 4G LTE agreements, in order to provide a better user’s experience to its subscribers.

Telecom entered into five (5) GPRS, 33 3G and 26 LTE agreements during 2017, reaching an overall total of 375 commercial agreements of international roaming, which provide service in more than 166 countries.

Telecom has increased its voice and data roaming destinations, through the implementation of new agreements under “CAMEL” standard (“Customized Applications for Mobile networks Enhanced Logic”), which expand the roaming services for pre-paid subscribers of other carriers that use our network.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Also, Telecom enhanced destination’s coverage reached by the International SMS service adding a third SMS Hub, which will enable greater flexibility and reliability of the service.

In order to improve the customer’s roaming service experience, Telecom has launched eleven LTE agreements in the modality “Outbound” (4G services for our customers abroad). These agreements allowed customers to use a higher Internet navigation speed.

Domestic Business: The main national wholesale revenues are composed by TLRD, CPP, and to a lesser extent, national roaming sold to other operators in connection with the use of Telecom’s network, as well as by leasing of infrastructure sites.

During 2017, Telecom continued to strengthen its relationship with operators and telecommunication services providers, cooperative’s federations, and clearing house services suppliers, renewing the existing contracts or entered into new ones.

Telecom also signed new agreements with cooperatives for installing new cell sites in their local area with the purpose of achieving or improving the mobile coverage in their influence areas and in accordance with the Company’s deployment plan.

Telecom expanded agreements to contract resources and facilities of other operators (data links, interconnection resources, origination, termination, and transport minutes, conventional and non-conventional site leases and domestic roaming) that contributed to continue the mobile network development and its 4G evolution improving the offer to customers.

Personal’s Mobile Services Segment Network and Equipment

During 2017, Telecom continued improving the coverage and capacity of it mobile access network. To reach these goals, it implemented an important deployment plan of 4G technology (LTE), together with 2G/3G network modernization, using the new spectrum acquired in the public tender of year 2014.

From the very beginning of this deployment, in the locations where 700 MHz Band is not interfered, Personal turned on simultaneously 700 MHz and 1,700/2,100 MHz Bands, which allows an optimal and efficient spectrum usage, through “carrier aggregation” functionality. Together with these actions, it continued increasing existent sites capacity, reassigning 2G spectrum and adding new spectrum obtained from the aforementioned public tender.

Additionally, the Company continued to increase the number of radio base stations connected with optical fiber and full IP protocol, allowing for the availability of needed broadband, in the present and for future services.

Finally, we can mention the startup of the new core mobile, over a virtualized platform. This new platform includes all existents functionalities that were migrated, plus new IMS (IP Multimedia Subsystem) functionalities, oriented to the convergence and evolution of services such as VoLTE (Voice over LTE), VoWifi (Voice over Wifi), VoIP (Voice over IP), etc.

Mobile Telecommunications Services in Paraguay—Núcleo

We provide nationwide mobile telecommunication services in Paraguay through our subsidiary, Núcleo, under the trade name “Personal”. Telecom Argentina holds 67.5% of the capital stock of Núcleo and the remaining 32.5% is held by ABC Telecomunicaciones S.A., a Paraguayan corporation. Núcleo was granted licenses to provide commercial mobile services, Internet access and videoconference and data transmission services in Paraguay.

CLIENTE+ was launched in 2017 to provide our customers with an exclusive benefits platform that rewards customers who use all the products offered by Personal: Telephony, TV, Billetera Personal and Club Personal. The purpose is to engage more customers as users of all our products and services and provide benefits for choosing us, thus boosting the positioning of a multi-product company through which we can offer communication and connectivity integrated solutions to our customers. The last month of 2017 reflects the yield of all the actions taken over the last two years, achieving a record high in the Prepaid product, with over 940,000 prepaid customers in the 0-30 base, and beating the record of Gs. 45,000 million in recharging sales.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Total Mobile subscribers in the Mobile Telecommunication Services in Paraguay amounted to 2.5 million as of December 31, 2017.

Núcleo implemented several customer management modules, among them, “Front de Informes”, “Condiciones Comerciales”, “Portabilidad Numérica” and “Promociones.”

In addition, within the framework of technological upgrading, Núcleo implemented the databases of the modules “Registradores de Tráfico”, “Roaming Inbound” and “Tasadores/Retasadores de Llamadas y SMS” in the new Production environments.

WebVAS (Web and Value-Added Services): Núcleo achieved the development of interfaces that facilitate the operation of Points of Sale and Trigger Points, highlighting the improvement of several customer-focused services.

Envíos, a subsidiary of Núcleo, is engaged in the provision of mobile financial services in Paraguay. This year, Envíos recorded a 49% growth compared to 2016, closing the year with 839,725 billeteras (ewallets).

In October 2016, Núcleo requested the National Communications Commission of Paraguay (“CONATEL”) its authorization for the transfer in favor of Núcleo  of 70% of the shares of Tuves Paraguay, which was granted in April 2017. Upon obtaining the regulatory authorization, the transfer became effective on June 30, 2017.

Tuves Paraguay is a company engaged in the provision of direct-to-home subscription audio and television services. Tuves Paraguay’ customer base decreased by 4% compared to the previous year. As of December 31, 2017, Tuves Paraguay recorded 1,750 prepaid customers and 69,297 postpaid customers.

Núcleo’s Network and Equipment

In September 2017, CONATEL began the public consultation process for the auction of 700 MHz spectrum bands.  The final bidding terms were launched on October 30, 2017 and, in December 2017, NUCLEO S.A. was selected as one of the prequalified bidders.  The process ended on January 4, 2018, with the simultaneous ascending price auction of 7 sub bands of 5 + 5 MHz each. Núcleo was awarded two of them for US$ 12 million (equivalent to P$278 million as of December 31, 2017) per sub band subject to compliance with certain conditions provided by CONATEL’s resolution. On March 6, 2018, CONATEL notified Núcleo Resolution No. 375/2018 through which H-H’ and I-I´ sub bands included in 700 MHz spectrum bands were assigned to Núcleo. The license is for five years that can be renewed with a payment of a 3% of the total investment.

In 2017 we completed the Project Dream 2 concerning the Modernization of our Network, as established under the initial schedule. We completed the last phase of the expansion and adjustment of the Cellular Network nodes.

In 2017, Núcleo expanded the capacity and coverage of its LTE 1900 MHz mobile network, installing, as of December 31, 2017, 709 LTE nodes that provide coverage to 86 locations throughout Paraguay, reaffirming our nationwide leadership in 4G coverage.

In addition, Núcleo successfully completed the expansion of the capacity of the Huawei DWDM Network to 100 Gbps. It also expanded the 3G coverage with the commissioning of 95 Nodes B in cellular sites, which already existed but until then they only operated on 2G. This has enabled Núcleo to provide 3G coverage in 100% of the Network.

Program #Fan

Towards the end of 2016, we began a path of Transformation towards a Digitalization and Omnichannel approach upgrading our management platforms. Our Program called #Fan comprises the comprehensive refurbishment of the platforms that manage the relationship, delivery, charging, billing and collections of our customers, integrating different Cloud and On premise architectures in line with the new business scenarios towards the convergence of products and services. It is one of the biggest challenges we faced because we are reaching the core architecture of our company, generating a strategic transformation in business management in order to fulfill the vision of putting the customer at the core.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The main drivers of the Program #Fan are achieving a better Customer Experience, ensuring a single vision of the Customer, simplifying commercial processes and increasing operating efficiency. This will lead to:

•                  Improving customer care quality and ensuring the unified management of all of our contact points: in-person, telephone and Internet, in a coherent and coordinated manner.

•                  Increasing resolutions on the first contact and accelerating time-to-market.

•                  Ensuring efficiency in management times: faster assistance as a result of simpler operating systems.

•                  Ensuring Omnichannels, incorporating the digital world: Introducing more self-management options, as a result of simpler management platforms and more flexible services.

•                  Providing greater accessibility and transparency in the information available through multi-device and multiplatform access.

•                 Ensuring alignment with Customer Profile, streamlining and reducing billing cycles, setting maturity dates, reducing collection periods.

•                  Generating unified clear and simple billing for all the products and services we offer and those managed by third parties.

Due to the Merger, we will work in a solution that also incorporates Cablevision’s products.

In addition, best practices suggest that companies shall ensure a sound Project Management for this type of challenges; therefore, Telecom chose IBM as Transformation Management Office (IBM TMO: #01 Salesforce Global Strategic Partner | Active member TM Forum & Other Key Industry Boards).

During 2017 the Discovery stage of each module (CRM / OM and CBS) was successfully completed and we started developing a mixed model (Agile and Waterfall). It is estimated that the first Go Live (Mobile), will take place during the first six months of 2018 and that the start of customer migration will be during the second half of 2018. At the end of the project it is expected that there will be more than 20 million customers reached by this project.

Competition

Fixed Services

Basic Telephony and International Long-Distance Services. Before November 1999, Telecom Argentina held an exclusive license to provide Basic Telephone Services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Telmex, AMX Argentina (commercially known as Claro), Level 3 Argentina (commercially known as “Level 3 Communication” formerly “Global Crossing”), IPlan, Telecentro, Telefónica (principally in the Southern Region) and Telecom Argentina (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Accordingly, if economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom Argentina expects that it will face additional pressure on the prices it charges for its services and experience limited loss in market share in the Northern Region.

Internet and Data Services. We face nationwide competition in the Internet service market in Argentina from Telefónica, Gigared, and Telecentro (providing a triple-play offer), among others. Our data services business faces competition from Telefónica, AMX Argentina (commercially known as Claro), and from several providers of niche data services such as Level 3 Argentina, IPlan and others.

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

Currently, there are three main operators providing nationwide mobile telecommunications services. These three operators are Telecom Argentina, Telefónica Móviles Argentina and América Móvil.

On May 5, 2016, the Ministry of Communications issued Resolution No. 38/16 approving the new Regulation of Virtual Mobile Operators (“VMO”), thus allowing the entrance of new competitors.

The acquisition and retention of high-value customers continues to be a key factor to our strategy, which is focused on maintaining customer’s consumption through the launch of new products and services that enable retention of existing customers.

Further, see “—Regulatory and Legal Framework—Regulatory Framework—Licenses granted as of December 31, 2017” below for details on Telecom Argentina’s license.

Mobile Telecommunications Services in Paraguay. Currently, there are four participants in the mobile telecommunications services market in Paraguay. As of December 31, 2017, Núcleo’s main competitor was Tigo (a Millicom International Cellular subsidiary). The operators provide services using 2G, 3G and 4G technology. The Paraguayan market is highly competitive. Tigo holds a significant market share in terms of revenues.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

REGULATORY AND LEGAL FRAMEWORK

REGULATORY FRAMEWORK

Regulatory Authority

Telecom Argentina is regulated by a set of rules and regulations that comprise the regulatory framework of the telecommunication sector in Argentina.

Until the issuance of Law No. 27,078, the LAD, which was published in the Official Gazette on December 19, 2014 and has been in force since its publication, the telecommunication services provided by Telecom Argentina and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services. (See “—Law No. 27,078 — Argentine Digital Law” below).

The LAD created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the PEN, which would act as the Regulatory Authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning Information and Communication Technologies (“ICT”) in general, and in particular of the telecommunications, postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No. 267/15 published in the Official Gazette on January 4, 2016. The DNU substantially amends Law No. 26,522 (Audiovisual Communication Services — “SCA”) and Law No. 27,078 (LAD) and also creates the National Communications Agency (“ENACOM”) as a new Regulatory Authority of those laws. The ENACOM replaces the AFTIC and AFSCA (“Federal Authority of Audiovisual Communication Services”). This new Authority acted as an autonomous agency within the scope of the Ministry of Communications. See “—Decree No. 267/15 - Amendments to the ‘LAD’” below.

The ENACOM has started its operations on January 5, 2016 with the four directors appointed by the PEN through Decree No. 7/16, thus resulting in the constitution of the ENACOM as established by section 23 of Decree No. 267/15.

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

On August 11, 2017, the National Government issued Decree No. 632, whereby it approved the organizational structure of the Ministry of Modernization, according to the organization chart established in said Decree. Pursuant to this Decree, the ENACOM is now placed within the sphere of the Ministry of Modernization.

Regulatory framework of the services provided by Telecom Argentina and its subsidiaries

Among the principal features of the regulatory framework governing the services provided by Telecom Argentina and its domestic subsidiaries is worth mentioning:

•                  The LAD, as amended by Decree of Need and Urgency No. 267/15 and Decree No. 1,340/16;

•                  Law No. 19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD;

•                  The Privatization Regulations;

•                  The Transfer Agreement; and

•                  The Licenses for providing telecommunication services granted to Telecom Argentina and Telecom Personal through several regulations (transferred to Telecom Argentina after the Reorganization) and the List of Conditions and their respective regulations.

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

Law 26,522, which is only applicable with regard to the registration of the TV Signal METRO and its activity as an Agency and Intermediary of Advertising and Direct Advertiser.

Núcleo and Tuves Paraguay, are supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos S.A. is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom Argentina USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

Licenses granted to Telecom Argentina

Telecom Argentina holds a non-expiring Unique Argentine Digital License (Licencia Única Argentina Digital) over which the following telecommunications services are registered:

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

•                  Internet access;

•                  Mobile telecommunication services (STM);

•                  Data transmission and Value Added Services;

•                  Mobile radio communication services (SRMC) ;

•                  PCS services;

•                  National and international long-distance telephone services;

•                  Mobile Advanced Communications Services (SCMA);

•                  Radio Electric Trunking Service (SRCE); and

•                  Physical and radio electric link broadcasting services, including the permits/frequencies required to provide radio electric link broadcasting services.

To Telecom Argentina’s subsidiaries

•                  Núcleo has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has been granted a license for the installation and provision of Internet and Data throughout Paraguay. All these licenses have been granted for renewable five-year periods. See “Núcleo´s Network and Equipment”, regarding the auction process for 700 MHz band spectrum in Paraguay.

•                  Personal Envíos, a company controlled by Núcleo, was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No. 6 issued on March 30, 2015, and its corporate purpose is restricted to such service.

•                  Tuves Paraguay is a Paraguayan company controlled by Núcleo has a license for the provision of telecommunications services and also the distribution of digital audio and television signals to homes, for the term of five years. The license was granted in March 2010 and renewed in March 2015 for a term of five years.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Events of revocation of the Licenses

According to the LAD TIC’s licenses are revocable in the case of no compliance with certain obligations including but not limited to:

a) The lack of provision of the registered services in accordance with the current regulations.

b) The failure to initiate the provision of the registered services within the period established by current regulations and in accordance with the regulations issued by the Authority.

c) The repeated failure to pay fees, royalties and the contribution to the Universal Service, in accordance with the regulations issued by the Authority.

d) The materialization of acts without the authorization of article 13 of the LAD.

e) The bankruptcy, dissolution or liquidation of the Licensee.

Events or revocation originally established in the Terms of Service (Pliegos) of Telecom and Personal:

In relation to Telecom Argentina’s license:

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

Personal’s licenses (STM / SRMC / PCS / SCMA transferred to Telecom Argentina), are revocable in case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruptions of the services as set forth in each Mobile Licenses “Pliegos”;

•                  any transfer of the license and/or the related rights and obligations, without the approval of the Regulatory Authority (according to the provision of article 8 of Decree No. 267/15);

•                  any encumbrance of the license;

•                  any voluntary insolvency proceedings or bankruptcy of Telecom Argentina; and

•                  a liquidation or dissolution of Telecom Argentina, without the prior approval of the Regulatory Authority.

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

•                  repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13 (See “—SC Resolution No. 5/13 — Telecommunication service quality regulation” below);

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•                  repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

•                  repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

•                  assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without authorization of the Regulatory Authority (according to the provision of article 8 of Decree No. 267/15).

•                  According to the Regulation for the Refarming of Frequency Bands with Economic Compensation, approved by Ministry’s of Communications Resolution No. 171 — E/2017, and the Refarming Agreement, executed by Nextel and ENACOM on April 12, 2017, the authorization to use the refarmed frequency bands will be revocable under the following circumstances:

1.                                Failure to pay the economic compensation, specified by the National Authority of Communications (ENACOM for its acronym in Spanish), within the term set in the Refarming Agreement.

2.                                Lack of use of a portion of the refarmed frequency bands, limited to such unused portion and subject to a previous 90 days’ compliance notice.

3.                                Failure of assigning clients to the refarmed frequency bands or transferring them to other service providers, within the term set in Section 5 of ENACOM’s Resolution No. 1299 —E/2017.

4.                                Failure to return the frequency bands subject to the refarming process, subject to a previous 90 days’ compliance notice.

5.                                Failure to provide SCMA Service in the time set in Section 10.1, subsection a), of Decree N° 764/00).

6.                                Breach of the coverage obligations set in the Refarming Project approved by ENACOM’s Resolution No. 1299 —E/2017, subject to a previous 90 days’ compliance notice.

7.                                Failure to inform ENACOM the degree of progress of the Refarming Project approved by ENACOM’s Resolution No. 1299 —E/2017, biannually, subject to a previous 90 days’ compliance notice.

8.                                Assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the refarmed frequency bands, without authorization of the Regulatory Authority (pursuant to Section 8 of Decree No. 267/15).

Núcleo and Tuves Paraguay’s licenses are revocable mainly in the case of:

•                  repeated interruptions of the services;

•                  any voluntary insolvency proceedings or bankruptcy of Núcleo and Tuves Paraguay; and

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

Law No. 27,078 — Argentine Digital Law

Among the most relevant contents in the LAD, which amended the regulatory framework in force as of December 19, 2014, as regards telecommunications are:

a)            the rule on prices and rates establishing that the licensees of ICT services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin;

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

b)            the exemptions of taxes, establishing that tax exemptions or reductions, prices and encumbrances of ICT in general and in telecommunications in particular may be set on a precarious basis when the nature of certain activities so warrant;

c)             the amendments as regards Universal Service (See “—Universal Service Regulation” below);

d)            the asymmetric regulation as universalization tools towards the development of an effective competition; and

e)             a maximum period for granting each authorization or use of frequencies of the radioelectric spectrum must be established (section 28 in fine).

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

The LAD set forth that the licensees of the ICT services may supply audiovisual communication services with the exception of those provided through satellite link, in which case, the corresponding license must be requested from the proper authority. Also, the LAD allowed ICT service licensees included in the restrictions of the Audiovisual Services Communications Law (among them, Telecom Argentina) to provide audiovisual communications services. Nevertheless, that regulation was partially amended by Decree No. 267/15 (see “—Decree No. 267/15 — Amendments to the ‘LAD’ below).

According to the LAD provisions, Telecom Argentina amended its corporate purpose during 2015, which was approved by AFTIC Resolution No. 19/15. Further information is disclosed in Note 1.a) to the Consolidated Financial Statements.

Also, the LAD established the framework for suppliers and licensees entering the audiovisual communication services market (among them, Telecom Argentina and its Argentine subsidiaries) setting forth that the Federal Authority of Audiovisual Communication Services (replaced by the ENACOM since Decree No. 267/15 enforcement) would determine the go-to-market conditions of audiovisual communication services for ICT suppliers and licensees. The LAD also stated a gradual implementation plan through the setting up of promotion areas for limited periods of time determined according to public interest, within which the ICT licensees with significant market power would not be able to provide audiovisual communication services (see ENACOM Resolution No. 5641-E/2017).

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

Law No. 19,798 Telecommunications Act (passed in 1972), as amended, continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, section 39 of Law No. 19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect during the time it takes to the Regulatory Authority to issue new licensing, interconnection services, universal service and spectrum regulations.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Decree No. 267/15 — Amendments to the “LAD”

On January 4, 2016, Decree No. 267/15 was issued, amending Law No. 26,522 (Audiovisual Communication Services) and Law No. 27,078 (LAD). As mentioned above, ENACOM was created as the Regulatory Authority applicable of these laws. However, some of its provisions were subsequently amended by Decree No. 1,340/16.

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

Broadcasting supplied by subscription licenses (such as Cable TV) issued before the application of Decree No. 267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, the Decree states a ten years extension from January 1, 2016, for the use of frequency spectrum to radio electric link provided by subscription license holders.

Among the amendments that replaces Section 6 of the LAD is the incorporation of “video on demand service,” defined as a service offered by an ICT services supplier to provide access to software under demand on a catalogue basis.

Decree No. 267/15 replaced the LAD’s section 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No. 264/98, and mobile telecommunication license holders within the scope of Decree No. 1,461/93 are prohibited from providing Broadcasting under subscription services (defined as any form of communication, primarily one-way, for the transmission of signals to be received by a determinable public, either by physical or by radio connection, for example, video cable and IP TV services) until January 1, 2018 (this term can be extended by 1 additional year). Also, the Decree replaces section 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No. 264/98 and mobile services providers with licenses granted by Decree No. 1,461/93, which choose to provide broadcasting under subscription services. This provision was subsequently amended by Decree No. 1,340/16.

In addition, shareholders of a 10% or more interest in companies that provide public services may not be holders of a Subscription Radio Record. However, this will not apply in the following cases: (i) non-profit companies to whom the national, provincial or municipal State has granted the license, concession or permission to provide a public service (such as telecommunications cooperatives); (ii) those mentioned in section 94 including the Company who was only able to provide the service after the expiration of the period specified therein.

•                   Section 28 of Decree No. 267/15 created, in the field of the Ministry of Communications, the “Commission for the Elaboration of the Draft Law for the Reform, Updating and Unification of Laws No. 26,522 and No. 27,078” (Comisión para la Elaboración del Proyecto de Ley de Reforma, Actualización y Unificación de las Leyes N° 26,522 y 27,078). The Commission is responsible for the study of the reform of both laws under the principles set out herein.

On April 15, 2016, the Ministry of Communications through Resolution No. 9/16 provided that the Commission shall be composed by six members and one Secretary, who will perform their duties “ad honorem.” The Resolution also appointed its members. The Commission should submit a draft Law for the reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the following 180 calendar days from the date of its constitution.

Through Resolution No. 1,098-E/16 published on October 31, 2016, the Ministry of Communications extended for 180 days the deadline for the preparation of the draft reform of Laws No. 26,522 and No. 27,078. As of the date of this Annual Report, the elaboration of the draft reform of Laws No. 26,522 and No. 27,078 is still pending.

•                   Furthermore, the Decree provides that licenses transfers and interest transfers involving the loss of company control must be approved by ENACOM, stating a new procedure provided in section 8 of Decree No. 267/15. Licenses transfers and interest in licensees’ transfers will be considered ad referendum of ENACOM approval.

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

•                   The Decree establishes several amendments to the Audiovisual Communications Services Law (SCA).

Among the main amendments established by this Emergency Decree to both laws, it should be noted that the licenses for the exploitation of physical link and radio-electric link subscription television services that had been granted under Laws No. 22,285 and No. 26,522 are now called “Registrations” for the exploitation of physical link and radio-electric link subscription television services of a Licencia Única Argentina Digital.

However, it should be noted that pursuant to Section 21 of Decree No. 267/15 and until the enactment of a law that will unify the fee regime provided under Laws No. 26,522 and No. 27,078, the physical link and radio-electric link subscription television services will continue to be subject only to the fee regime provided under Law No. 26,522. Therefore, they shall not be subject to the investment contribution or the payment of the Control, Oversight and Verification Fee provided under Sections 22 and 49 of Law No. 27,078.

Decree No. 1,340/16 - Amendments to DNU No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Gazette on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of Laws No. 26,522 and No. 27,078. This Decree introduces some amendments to DNU No. 267/15, which has the status of Law.

Among the most relevant provisions, it establishes:

• Fix the 15-year-term, as from the publication of the Decree, as differential condition in the terms provided by section 45 of Law No. 27,078, for the protection of last-mile fixed NGN networks for Broadband deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be stated, notwithstanding the provisions of section 56 of said Law.

• That the Ministry of Communications or ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum, according to guidelines for the promotion of competition as follows:

a) the ENACOM, in a period not exceeding six months since the publication of the Decree, shall call for National and International Public Auction Process for the allocation of new frequency bands for the provision of mobile communications services, according to the service attributions following the recommendations of the International Telecommunication Union (ITU), to maximize and increase the radio resources assigned thereto;

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

d) the term of authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No. 1,461/93 and its amendments (additional information on the impact on Telecom Argentina is provided in Note 3.i) and Note 18.e) to the Consolidated Financial Statements as of December 31, 2017).

• That Operators included in section 94 of the LAD (among them, Telecom Argentina), may register the Broadcasting Service by subscription, by physical or radio connection as of the enforcement of this Decree, setting January 1, 2018 as initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario (Santa Fe Province) and Córdoba (Córdoba Province). The Decree also provides that, for the rest of the country, the initial date for the provision of the services of these operators shall be determined by the ENACOM (See Resolution No.E 5,641 E/ 2017).

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

b) In accordance with section 46 of Law No. 27,078, the National Interconnection Regulation shall provide asymmetric interconnection rates for mobile services for a three years period from the effective service implementation, extendable for a maximum of 18 months.

c) The National Interconnection Regulation shall provide rules concerning the automatic national roaming service, forcing mobile services providers, for a maximum period of three years, to make such service available to other providers in areas where they do not have their own network coverage.

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

The National Interconnection Regulation will enable ENACOM to define reference prices for a maximum period of three years, taking into consideration the costs of the assets involved (subject to exploitation) and a reasonable return rate to ensure speed, neutrality, non-discrimination and competition between mobile service providers. Likewise, they shall not contain technical, interconnection, operational or other conditions that delay, obstruct or create barriers for the remaining mobile services providers to access the market.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Universal Service Regulation

Decree No. 764/00

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force to the extent that the provisions of such Decree do not conflict with the law until the Regulatory Bodies have drawn up the regulations concerning the Licensing Framework for ICT Services.

With respect to Universal Service Regulation, Annex III of Decree No. 764/00 required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (the “SU Fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU Fund. The regulation also established the exemption to contribute to the FSU in the following events: (i) for local services provided in areas with teledensity lower than 15%, and (ii) when certain conditions exists in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Additionally, the regulation created a committee responsible for the administration of the SU Fund and the development of specific SU programs.

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

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by Telecom Argentina and Personal. These objections were resolved by the SC through its Resolution No. 154/10.

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

The SU Funds shall be applied by means of specific programs. Its content and the corresponding awarding mechanisms shall be defined by the Regulatory Authority who may entrust the execution of these plans directly to the entities included in section 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

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

In its filings, Telecom Argentina and Personal had stated that the filing of the affidavits and, in the case of Personal, the deposit did not imply explicit or implicit consent of the regulations issued by the LAD and expressly reserved their rights in relation to the unconstitutionality of the provisions set forth in sections 21, 22, 91 and related provisions of said law, as well as the claim of any rights arising from the acknowledgement of this argument.

As of the date of this Annual Report, Telecom Argentina has not received any response to its filings.

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016, in the context of the new regulations established by the LAD.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The new regulation retains the obligation of contributing 1% of total income related to the provision of ICT services net of taxes and fees, anticipating the possibility of granting exemptions, in which case the subjects liable for payment, must comply with the obligations established by the Regulatory Authority.

In accordance with ENACOM Resolution No. 6,981-E/16 issued on October 19, 2016, the FFSU and the FFSU Investment Contribution Settlement and Interest Report forms were approved and are in force since January 1, 2017, being operationally implemented since March 2017.

Taking into consideration the changes introduced in the Affidavits Form approved by the regulation, Telecom Argentina and Personal made a presentation to the Regulatory Authority exposing the need to introduce amendments to the forms in order to explain the deductions of the SU services that both companies are providing.

On May 4, 2017, ENACOM Resolution No. 2,884/17 was published in the Official Gazette. This Resolution amends the Form of the FFSU contributions, adding, within the possible deductions, the “Discount Annex. SC Resolution No. 154/10 Section 1, Sub-section B) i), second paragraph”. Such Resolution allows deducting, until the Regulatory Authority expresses its opinion, any amounts that eventually may correspond to SU Initial Programs or other than those provided for in Annex III of Decree No. 764/00, in accordance with the provisions of Section 2 of Decree No. 558/08 and Section 6 of Annex III of Decree No. 764/00, replaced by Decree No. 558/08.

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

As of the date of this Annual Report, there are still pending administrative appeals filed by Telecom Argentina in 2012 against several resolutions that rendered ineffective deductions in the SU payments with reference to several programs provided by Telecom Argentina in the “play” mode  of the SU. The magnitudes of the deductions challenged by the Regulatory Authority are disclosed below in “—SU Fund in Telecom Argentina”, transforming the asset position of Telecom Argentina (P$2,925 million) into a potential liability position. As a reference Telecom Argentina potential obligation of the SU for the period July 2007 to December 2017 represents approximately P$799 million. However, the Company’s Management, with the assistance of its legal advisors, considers that has solid fact and legal arguments to defend the criteria that Telecom Argentina has held and holds with regard to the SU scheme. Additional information is providedin “—Renegotiation of the contract with the public administration” below.

SU Fund in Telecom Argentina

Several years after the market’s liberalization and the effectiveness of the first SU regulations, incumbent operators have not received any set-offs for providing services as required by the SU regime and the LAD.

As of the date of this Annual Report and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of P$2,925 million. This receivable has not yet been recorded as of December 31, 2017 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting to approximately P$2,691 million since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Telecom Argentina was notified of SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “, respectively, did not qualify as an Initial Indicative Program, pursuant to the terms of section 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore they cannot be financed with SU Funds, pursuant to the terms of section 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately P$1,033 million and are included in the credit balance mentioned in the second paragraph. As of the date of this Annual Report the resolution of this appeal is still pending.

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

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of section 3, of Resolution No. 80/07, or section 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

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

Through SC Resolution No. 79/14 the SCMA service was awarded to Personal, while through SC Resolutions No. 80/14, 81/14, 82/14 and 83/14 that were published in the Official Gazette on November 27, 2014, the following frequency bands were awarded to Personal:

SC Resolution	Lot No.		Frequency Band	Exploitation area/ (Service)	Amount paid (in millions of US$)	Capitalized cost of acquisition (in millions of P$)
80/14	5	PCS	1890-1892.5 MHz and 1970-1972.5 MHz	Northern (3G)	5.0	43
81/14	2	SRMC	830.25-834 MHz and 875.25-879 MHz	AMBA (3G)	45.0	387
82/14	6	PCS	1862.5-1867.5 MHz and 1942.5-1947.5 MHz	Southern (3G)	6.0	51
83/14	8	SCMA	1730-1745 MHz and 2130-2145 MHz	Country (4G) partial awarding	354.7	3,049
					410.7	(*) 3,530

(*) Includes P$18 million corresponding to the tax on debits to bank accounts that were capitalized in the cost of the licenses.

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

The full awarding of Lot No. 8 became essential for compliance with the commitments foreseen in the Auction Terms and Conditions. Once the awarding process was completed, Personal had access to SCMA Frequency Bands 713-723 MHz/768-778 MHz, and had to pay the equivalent to US$ 247.3 million (pending balance of the auction’s amount), and give a warrant of accomplishment of 15% of such amount.

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

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned the rest of Frequency Bands which composed Lot No. 8 and that were pending of assignment by the SC.

On June 25, 2015 Personal paid the offered amounts corresponding to the awarded Frequency Bands (which were equivalent to US$247.3 million) pursuant to the provisions of the Auction Terms and Conditions and its complementary clarifying documents, as a result of which the whole amount of the sum offered for Lot No. 8 was paid. In addition, in its bid documents, Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

SC Resolution No. 18/14, provided that the 698 to 806 MHz frequency bands had to be disengaged before a two years deadline. Expired that period, the irradiating systems involved in the migration had to finish their emissions.

As of the date of this Annual report, the deadline provided by SC Resolution No. 18/14 for the disengagement of the 698 to 806 MHz frequency band expired on July 18, 2016. However, such frequency band continues to be busy.

ENACOM Resolution No. 6,396/16, published in the Official Gazette on July 22, 2016, provided that the licensees within the scope of the migration provided by SC Resolution No. 18/14 that are currently providing services within the 698 to 806 MHz frequency band, may choose to: (i) temporarily continue providing their respective services in other frequencies corresponding to the bands allocated to the broadcasting service, particularly 512-698 MHz frequency band, subject to technical feasibility verified in each case, and for the term provided in section 2 of Resolution No. 6,396/16; or (ii) request the assignment of a bandwidth equivalent to that currently authorized, in 12.2 to 12.7 GHz destination band.

On the other hand, the “Authorization Agreement for the Use of Frequency Bands”, related to the bands awarded to Personal as a result of the public auction called pursuant to the provisions of SC Resolution No. 38/14 is still pending of execution by the Regulatory Authority.

According to the provisions of Decree No. 1,340/16, the term of the authorizations for the use of frequencies of the Advanced Mobile Communications Service, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in these bands in Area II (AMBA). Additional information on the impact on Telecom Argentina is disclosed in Note 3.j) and Note 18.e) to the Consolidated Financial Statements as of December 31, 2017.

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

Regulations of Refarming with Financial Compensation and Shared Use of Frequencies

On January 31, 2017, Resolution of the Ministry of Communications No. 171-E 2017 was issued, approving the “Regulations of Refarming with Financial Compensation and Shared Use of Frequencies” (Reglamento de Refarming con Compensación Económica y Uso Compartido de Frecuencias). As a summary, the following provisions can be highlighted:

• Instructs ENACOM to analyze the technical feasibility and implement the allocation to the mobile service, with primary status, of the 450-470 MHz, 698-960 MHz and 2,300-2,400 MHz frequency bands. All of the above is to be used in the provision of SCMA or any other arising from technological developments.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

• Provides the preventive suspension of the reception of awarding procedures in 1,427-1,518 MHz and 3,300-3,600 MHz frequency bands.

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

In addition, ENACOM Resolution No. 1,033-E/17, issued on February 20, 2017 provided to allocate the frequency bands between 905-915 MHz, and 950-960 MHz to the Mobile Service with primary status, for the provision of the Advanced Mobile Communications Service.

ENACOM Resolution No. 1,034-E/17, also issued on February 20, 2017, allocated the frequency band between 2,500-2,690 MHz to the Mobile Service with primary status, and the use of the frequency band between 2,500-2,690 MHz for the provision of SCMA, in addition to current services when their coexistence is possible.

On March 7, 2017 ENACOM Resolution No. 1,299-E/17 was published in the Official Gazette. This Resolution approved the Refarming Project with Financial Compensation and Shared Use of Frequencies to Nextel Communications Argentina SRL (“Nextel”, currently Telecom Argentina since the merger with Cablevisión, see Note 32 to the consolidated financial statements as of December 31, 2017) to provide the Advanced Mobile Communications Service, granting this company the registration for the provision of such service, and authorizing it to:

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

•              Discounts:

• The amount equivalent to the frequencies of the spectrum whose return is provided in section 7 therein, and whose value will be calculated according to the URV provided in section 8 herein, as appropriate.

• The amount corresponding to the valuation of the Coverage Obligations provided by section 10 of the regulation.

•              Weighting Factors:

• The speed of networks and service deployment calculated from the amount of investment for the first five years, with respect to the total Project hereby approved.

• The speed of deployment of the Coverage Obligations provided in section 10 therein.

The implementation of the Project is subject to the issuance of the agreement specifying the terms, conditions, goals, obligations and other issues inherent to the provision of Advanced Mobile Communications Service.

In the same resolution and as part of the authorization, that agency imposed additional Coverage Obligations on Nextel.

It also imposes two obligations that must be fulfilled prior to initiating the rendering of Advanced Mobile Communication Services: (i) the return of the proposed radio-electric spectrum; and (ii) the creation of a guaranty issued in favor of and satisfactory to ENACOM for an amount equal to the value of the radio-electric spectrum that is subject to return.

The Resolution also orders that Nextel shall post a performance bond to guarantee the obligations and responsibilities undertaken by that company to be issued in favor and to the satisfaction of the ENACOM for the amount and under the terms that shall be set forth in the contract to be executed with the ENACOM. That contract shall establish, in addition to the economic compensation to be paid by Nextel, the terms, conditions, goals, obligations and other matters inherent to the rendering of the Advanced Mobile Communication Services authorized by that agency to which Nextel shall be bound.

On April 12, 2017, Nextel and the ENACOM executed the agreement referred to in the previous paragraph. On April 28, 2017, pursuant the Agreement executed with the ENACOM, Nextel transferred to that agency the “economic compensation” of Ps. 478,240,214, established by the ENACOM on April 26, 2017.

In another agreement also executed on April 12, 2017, NEXTEL accepted and expressly consented to the authorization granted to the Chairman of the ENACOM to decide on, within a term of 2 years as from the date of the agreement, the replacement with economic compensation -to be paid by NEXTEL- of certain channels of the 2500-2690 MHz frequency bands for frequencies in other bands, as established under Article 7 of ENACOM Resolution No. 1,034/2017.

Also, on May 5, 2017, Nextel posted the performance bond provided under the agreement in order to guarantee: (i) compliance with the coverage obligations in the localities ordered by ENACOM; and (ii) the return of compromised radio spectrum.

Through Resolution No. 3,909-E/2017 published on May 24, 2017, the ENACOM decided to register the agreements described in the paragraph.

ENACOM Resolution No. 3,687-E/17 call for the on-demand frequency allocation

ENACOM Resolution No. 3,687-E/17, published in the Official Gazette on May 12, 2017, provided the call for the on-demand frequency allocation of the 2,500 to 2,690 MHz radio spectrum, stating the procedure, obligations and compensations to be fulfilled by the Mobile Communications Service providers who qualify to participate, in accordance with the provisions of Section 4 of Decree No. 1,340/17.

The Resolution provided to group the frequency channels to be allocated in three (3) Lots: two (2) Lots of 30 MHz, containing three (3) frequency channels in the FDD mode each, and one (1) Lot of 40 MHz, containing two (2) frequency channels in FDD mode (20 MHz) and four (4) frequency

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

channels in TDD mode (40 MHz) with a TDD channels trade option for a Lot of 10 MHz in FDD for two years extent if certain conditions are met, according to the channeling provided in ENACOM Resolution No. 1,034-E/17 and its amendment (ENACOM Resolution No. 1,956-E/17). According to the characteristics of the 2,500 to 2,690 MHz band, the authorization of use of the frequency channels that compose each Lot must be issued by each locality.

On May 24, 2017, Personal filed to ENACOM the Envelope with its On-demand Allocation Request, according to the provisions of Resolution No. 3,687-E/17.

On July 5, 2017, ENACOM notified Personal of its Resolution No. 5,478-E/17 through which the frequencies included in Lot A were assigned to Telefónica Móviles Argentina S.A., the frequencies included in Lot B were assigned to AMX Argentina S.A. and the frequencies included in Lot C were assigned to Personal (all of them stated in Annex I of ENACOM Resolution No. 3,687 E/17), in the locations detailed in the respective Annexes (attached to Resolution No. 5,478-E/17) as requested by each provider. The Resolution provides that the enforcement of its provisions will be operative, within the Departments of San Rafael, General Alvear and Malargüe, of the Province of Mendoza, once the judicial decision ordered by the Federal Court of San Rafael in the legal process entitled “CABLE TELEVISORA COLOR S.A. c/ PEN AND OTHER S/ AMPARO Ley 19,986-File No. 5,472/17” had been revoked.

The spectrum allocation will last 15 years since CABA plus other thirteen areas are free of interference over a total of 18 provincial capitals plus Rosario, Mar del Plata and Bahia Blanca and will demand payment of up to approximately US$ 55.9 million (subject to certain compensation clauses for early or late releases) to be paid by localities released from interference on every January of the following year of the year of the effective release. The conditions for the spectrum allocation include certain obligations regarding the service launch by localities, penalty clauses for non-compliance with the deadlines established by localities (which would involve the frequency return plus a fine equivalent to 15% of the spectrum value of the locality involved) and certain guarantees required, among them, the deployment.

Spectrum in 700 MHz Band licenses (Paraguay)

On September 2017 the public consultation process was started for the auction of 700 MHz band spectrum. The list of conditions was issued on October 30, 2017 and in December of the same year the prequalification of offerors was done being Núcleo one of the prequalified and having to pay a deposit of US$ 15 million in December 2017. The process finished on January 4, 2018 with the simultaneous auction of 7 sub-bands of 5 + 5 MHz each one, Núcleo was awarded with two of them for an amount of US$ 12 million for each sub-band subject to the compliance with certain conditions provided by CONATEL’s resolution.

On February 27, 2018 the auction’s price was cancelled for US$ 9 million in compliance with CONATEL’s resolution.

On March 6, 2018, CONATEL notified Núcleo Resolution No. 375/2018 through which H-H’ and I-I´ sub bands included in 700 MHz spectrum bands were assigned to Núcleo.

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

Within the scope of said verifications, the CNC initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No. 3,797/13. The Management of the Company has in a timely basis submitted its solid legal defense against these claims.

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

The Resolution also provides the modalities and procedures for the provision of such services. According to section 2 of the Annex of the Resolution, the Regulation is applicable to SCMA.

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

On September 1, 2016, Personal filed a presentation to the Ministry of Communications through which it exposed substantial grounds for finding essential the suspension of the deadline for submission of the OR provided in Section 2 of Ministry of Communications Resolution No. 38/16, until the 700 MHz frequencies comprising Lot 8 (awarded and paid by Personal) were in full conditions of use and until the spectrum of Lot 1 of the Frequency Bands Public Auction developed by SC Resolution No. 38/14 was allocated and “on-air.” Through the mentioned presentation it was also requested: a) the removal of Section 10 of Annex I of the above-mentioned rule (which does not allow agreements with VMO on an exclusive basis); b) that ENACOM enclose interference measurements carried out in the 700 MHz Band awarded to Personal; and c) that ENACOM informs whether it has definitively resolved all the claims filed by the users of such band.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

The above mentioned plan provides that within 90 days the Ministry of Communications shall, i) start the process of adaptation of the scheme approved by SC Resolution No. 157/97 (CPP scheme) to the provisions of the LAD; ii) update the General Regulation of MCS customers along with the process initiated by the SC Resolution No. 12/13, proving for the existence of mechanisms that would allow customers to access information about the quality of the service and to get benefits and/or compensation in their services in case of non-compliance with the established quality standards; (iii) start the process of adaptation of the “Regulation on Administration, Management and Control of Frequency Bands” (Reglamento sobre Administración, Gestión y Control del Espectro Radioeléctrico), to the provisions of the LAD, in order to introduce greater competitiveness in all services; (iv) update the “National Scheme for the Granting of Frequency Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico) so as to increase the availability of frequencies for the provision of mobile communications services, for which purpose the procedures provided in section 30 of the LAD will be initiated; v) incorporate to the “Universal Service General Regulation” (Reglamento General del Servicio Universal) approved by ENACOM Resolution No. 2,642/16, the granting of priority to consider -in programs with SU Funds- projects eligible to be developed in those Municipalities which have adopted the legislation proposed in the “Code of Good Practices for the Deployment of Mobile Communication Networks” (Código de Buenas Prácticas para el Despliegue de Redes de Comunicaciones Móviles) provided by the “Argentine Federation of Municipalities and the Operators of Mobile Communications” (Federación Argentina de Municipios y los Operadores de Comunicaciones Móviles) and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009, or those contemplating rules of similar characteristics that would not prevent, in fact or Law, the deployment of such networks; (vi) develop a National Contingency Plan for disaster situations; and (vii) Update the National Interconnection Regulations and Licensing for Telecommunications Services and the Scheme of Portability Number approved by SC Resolution No. 98/10.

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

In this regard, it is worth mentioning the agreement signed on April 27, 2016 between Personal, AMX Argentina S.A., Telefónica Móviles Argentina S.A., the Ministry of Communications and the Government of the Autonomous City of Buenos Aires, to facilitate the deployment of network infrastructure in the area of Comuna 1 of the Autonomous City of Buenos Aires, including the use of roofs and luminaries of the GCBA.

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

As of December 31, 2017, Telecom Argentina has a net receivable of P$33 million which, in addition to the receivable of P$23 million corresponding to the Impuesto a los Débitos y Créditos bancarios (“IDC”) as explained below, is included in under the item “Other receivables” in our Consolidated Financial Statements.

Since Resolution No. 41/07 provides Telecom Argentina the right to offset receivables with existing and/or future regulatory liabilities and, given Telecom Argentina’s intention to exercise this right, the receivable was recorded net of several provisions. As of December 31, 2017, the provisions which can be offset with the receivables arising from Resolution No. 41/07 and from IDC amounted to P$56 million.

It should be noted that, as of December 2008, Telecom Argentina began to transfer to its customers the highest social contributions accrued as of October 2008 applying the same methodology used for the transfer of the IDC.

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

In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount and in May 2007 filed its preliminary economic evaluation to the Regulatory Authority. Telecom Argentina took knowledge of the Regulatory Authority’s documentation which corroborates the amount claimed by it and provides a similar offsetting method pursuant to Resolution No. 41/07 (as described in “—Tax Stability principle: impact of variations in social security contributions” above). As a result, Telecom Argentina recorded as “Non-current Other receivable” a total of P$23 million. This receivable is also included in the provisions for regulatory matters described above.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Renegotiation of the contract with the public administration

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

Rates pesification: regulated public services rates freezing

On January 6, 2002, the Argentine Government enacted Law No. 25,561, “Ley de Emergencia Pública y Reforma del Régimen Cambiario” (the “Public Emergency Law”). This Law, by section 8, annulled adjustment clauses in dollars or other foreign currencies and indexation clauses based on price index and any other indexation method. As a consequence, from that date Telecom Argentina’s rates were set in pesos at the exchange rate P$1 per US$ 1. As a consequence, regulated fixed service tariffs remained frozen until the end of the year 2015. Such freezing of tariffs violated the Transfer Contract and regulations that supplemented it.

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

ENACOM Resolution No. 5,641-E/2017

Through this Resolution, published on December 22, 2017, the ENACOM decided:

1.- To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of Law No. 27,078 to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have less than 80,000 inhabitants. To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of Law No. 27,078 to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have more than 80,000 inhabitants and where those services are rendered only by Cooperatives and Small-and-Medium Sized Companies.

2.- To provide that in all those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, whatever the size of their population, where the Subscription Broadcasting Service by means of physical or radio-electric link is rendered by, at least, a licensee that has more than 700,000 subscribers nationwide, the Licensees mentioned in Section 94 of Law No. 27,078 may start providing services as from January 1, 2018.

3.- The Licensees mentioned in Section 94 of Law No. 27,078 (among them, Telecom Argentina) that are authorized to provide Subscription Broadcasting Service by means of physical or radio-electric link pursuant to Section 2 of said law may not make an integrated offering to provide said service with the rest of the services that they are currently providing in those locations until January 1, 2019.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

4.- To provide that in those locations in Argentina where subscription broadcasting services by means of physical or radio-electric link are not provided, the Licensees mentioned in Section 94 of Law No. 27,078 may, as from January 1, 2018, request authorization to provide services in the respective coverage areas, subject to an evaluation by the ENACOM.

Other Regulations

Buy Argentine Act

According to the provisions of section 1 of Law No. 25,551, which is regulated by Decree No. 1,600/02, Telecom Argentina, as a public fixed telephone service licensee, and their respective direct subcontractors, shall give preference to the purchase or lease domestic goods and services.

Section 2 of the mentioned law provides that a good or service is of domestic origin when it has been produced or extracted in Argentina, provided that the cost of raw materials, supplies or nationalized imported materials do not exceed 40% of the goods or services gross production value.

Section 3 of the mentioned law provides that the preference established in section 1 to domestic goods or services will apply when, for identical or similar goods or services, under cash payment terms, the price is equal to or lower than the price of imported goods or services, increased by 7% when the offering of the good or services is carried out by companies qualified as SME, and 5% when the offering of the good or services is carried out by other companies. For comparison purposes, the price of imported goods shall include import duties and taxes and all expenses required for its nationalization.

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

Relating to services acquisitions, Decree No. 1,600/02 refers to Law No. 18,875, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

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

ENACOM Resolution No. 4,656-E/2017 — Model Agreement for the authorization for infrastructure sharing

The Board of Directors of ENACOM issued Resolution No. 4656-E/2017, published in the Official Gazette on June 12, 2017, approving the model agreement for the “Authorization for the Sharing of Active and / or Passive Infrastructure, Automatic Roaming and Goals of Service” to be celebrated with each of the current providers of the SCMA who were awarded with the frequency bands for the provision of the Personal Communications service (“PCS”), the SRMC and the SCMA approved by SC Resolution No. 38/2014, delegating to the President of ENACOM the powers to subscribe the agreement within 15 working days.

On August 8, 2017, the ENACOM notified Personal through ENACOM Note No. 206/2017, the concession of a 15-day period to coordinate the signing of the Authorization Agreement for the Sharing of Active and / or Passive Infrastructure, Automatic Roaming and Goals of Service. Personal presented the required documentation.

On November 2, 2017, the ENACOM issued Resolution No. 3420-E/2017, through which it was decided to extend the delegation made in Resolution No. 4656-E/2017 for a 180 day-period.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of the date of this Annual Report, the agreement is still pending of subscription.

Consultation documents under the “General Regulation of Public Hearings and Consultation Documents for Communication Services” provisions and “General Regulation for the Participatory Elaboration of Standards”

Telecom Argentina and Personal have timely filed through the ICT Secretary their opinions and proposals for the following consultations and documents issued during 2017:

•                 Document “Consultation on ICT Network Service Quality”, issued through SECTIC Resolution No. 3-E/17 issued on March 13, 2017;

•                 Document “Interconnection and Access General Regulation Project”, issued through  SECTIC Resolution No. 2-E/17, issued on March 13, 2017;

•                 Document “Public Hearing for Internet Matters”, issued through SECTIC Resolution No. 7-E/17, issued on May 12, 2017; and

•                 Project “Regulation of the ICT Services’ quality”, issued through Resolution 2-E/2017, issued on December 14, 2017.

New General Rules Governing ICT Services Licenses

On January 2, 2018, the Ministry of Modernization issued Resolution No. 697/2017, whereby it approved the new General Rules Governing ICT Services Licenses. This Resolution repealed the General Rules approved through Annex I of Decree No. 764/2000, as from the date it became effective (February 1, 2018), and it also repealed ENACOM Resolutions No. 2,483/2016 and No. 1,394/2016 (except for Section 12 of its Annex I, which will remain in effect).

New General Rules Governing ICT Services Customers

On January 4, 2018, the Ministry of Modernization issued Resolution No. 733/2017, whereby it approved the new General Rules Governing ICT Services Customers. This Resolution will become effective on March 5, 2018, repealing SC Resolutions No. 490/1997, and Annexes I and III of SC Resolution No. 10,059/1999 and its supplementing regulations. Annex II of SC Resolution No. 10,059/1999 shall remain in effect, as applicable, until the enactment of the penalty regime provided under Section 63 of Law No. 27,078. Such New General Rules repeal the current general rules governing mobile and basic telephony services customers, thus becoming the only general rules that govern ITC services customers, including Internet access services and subscription broadcasting services.

Telecom Argentina is evaluating the impact of certain regulations (such as the 180-day period during which prepaid credit can be used) and analyzing eventual actions against other regulations that would violate its rights (for example, Section 56, which provides for compensation in favor of the customer, and Section 79, which establishes the obligation to replace any channels eliminated from the programming grid with other channels of similar quality).

New Number Portability Regulation

On April 4, 2018, the Ministry of Modernization issued Resolution No. 203/2018, whereby it approved the new General Rules Governing Number Portability, including fix telephony services, and approves the schedule of implementation of such services. This Resolution repeals Resolutions N° SC 98/2010, SC 67/2011 y SC 21/2013 and Resolution MINCOM E 170/2017, and its supplementing regulations. Telecom Argentina is evaluating the impact of this new regulation

Decree No. 1,060/2017

This Decree, published in the Official Gazette on December 21, 2017, provides for the facilitation of the development of mobile communication services networks, establishing, among other provisions, that the jurisdictions and agencies comprised in subsections a) and b) of Section 8 of Law No. 24,156 shall ensure information technology and communication services licensees and independent operators of passive infrastructure multiple or shared access, for consideration, to passive infrastructures for the deployment of networks under neutral, unbiased, transparent, fair and non-discriminatory conditions, without the possibility of granting any exclusiveness or preference whatsoever, in fact or in law, provided that such access does not compromise the continuity and security of the services provided by its holder.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

For the purposes of this Decree, an Independent Operator of Passive Infrastructure is any individual or legal entity that, without being an information technology and communication services provider, has aerial, ground or underground infrastructure serving as support to networks to render those services, mainly comprised of towers, masts, posts, ducts, channels, conduits, cameras, cables, easement, right of way, optic fiber laying, antennae. Independent operators of passive infrastructure will not be required to have a license, authorization or permit to lease their infrastructure, notwithstanding the obligation to notify the ENACOM of the beginning of their activities to be entered in the registry that said agency will keep to that effect and to comply with the reporting obligations, as required. These operators may not have any legal title whatsoever granting them exclusiveness or preference for the deployment of infrastructure.

The Decree also provides that:

1) the Ministry of Modernization:

a.         shall issue comprehensive general rules with supplementary regulations for infrastructure sharing;

b.         shall develop, within a term of 180 days, a multi-year spectrum plan in order to maximize and increase the radio electric resources for the deployment of next-generation mobile networks and mobile services and mobile communication services in order to support traffic growth and improve service quality;

c.          shall issue supplementary or clarifying regulations relating to Section 29 of Law No. 27,078, establishing efficient procedures and avoiding distortions in competition;

d.         shall identify radio electric spectrum frequency bands for the development of new services and wireless applications and issue regulations allowing for their shared and unauthorized use.

2)  It shall substitute Section 3 of Decree No. 798 dated June 21, 2016 with the following:
“SECTION 3.- Mobile communications service (SCM) is defined as wireless telecommunications service with multiple capabilities which, irrespective of its operating frequency, through the use of mobile network architectures and the use of digital access technology, supports low and high user mobility, allows for the interoperability with other fixed and mobile networks for worldwide roaming.

It comprises Mobile Telephone Service (STM), Cellular Mobile Radiocommunications Service (SRMC), Personal Communication Service (PCS), Mobile Advanced Communications Service (SCMA) and their technological evolution.”

3)  The frequencies that are allocated and authorized to render radio electric trunking services (SRCE) may only be used to provide those services. The ENACOM may allocate frequencies to provide SCM and demand the return of the frequencies and migration of services pursuant to Section 28 and 30 of Law No. 27,078, and its regulations, or, at the request of the interested party, apply Section 4, subsection b) of Decree No. 1,340 dated December 30, 2016, and its regulations, establishing an economic compensation in favor of the National Government.

4)  SBT licensees may provide this service through the use of radio electric spectrum frequencies using those allocated for the provision of 4G mobile services, notwithstanding the provision of fixed telephone service pursuant to Section 2, subsection a) of the Personal Communications Service (PCS) General Rules approved as an annex to Section 1 of Decree No. 266 dated March 10, 1998, through the execution of agreements with the licensees of those frequencies, which shall be reported to the ENACOM.

5)  Delegate on the Ministry of Modernization the power to issue the penalty rules provided under Section 63 of Law No. 27,078, which shall repeal the current rules approved under Decree No. 1,185 dated June 22, 1990, as amended and supplemented.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Registrations and authorizations to use the spectrum that are now held by Telecom Argentina as a result of corporate reorganizations:

1)             Telecom Personal S.A.:

On November 24, 2017, Telecom Argentina and Telecom Personal S.A. were served with ENACOM Resolution No. 4,544-E/2017, whereby that agency decided:

(i) to authorize Telecom Personal to transfer in favor of Telecom Argentina the registrations of Mobile Telephone Services, Cellular Mobile Radiocommunications Services; Personal Communications Services Area I, II, III, and Mobile Advanced Communications Services, as well as the resources, permits and frequencies granted in its name;

(ii) to revoke the licenses granted to Telecom Personal to render Data Transmission, Value Added and National and International Long-Distance Telephone Services;

(iii) to authorize the transaction reported by TELECOM whereby the controlling companies SOFORA TELECOMUNICACIONES S.A. and NORTEL INVERSORA S.A. are dissolved without liquidation pursuant to the Bidding Terms and Conditions approved under Decree No. 62/1990.

2)             Cablevisión S.A.

On December 22, 2017, Telecom Argentina and Cablevisión were served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize Cablevisión to transfer in favor of Telecom Argentina:

(i)                                   The Registration of physical and/or radio electric link broadcasting services, including the permits/frequencies required to provide radio electric link broadcasting services, as well as the area authorizations to provide those services (via physical and radio electric link), which may operate in Area II, defined as provided under Decree No. 1,461/93, as amended, and the city of Rosario, Province of Santa Fe, and the city of Córdoba, Province of Córdoba, as from January 1, 2018, as provided under Section 5 of National Decree No. 1,340/2016, and in the rest of the areas authorized on the dates and in the modalities provided under ENACOM Resolution No. 5,641/2017 dated December 20, 2017;

(ii)                                The Registration of the Radio Electric Trunking Service (SRCE); and

(iii)                             The authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the above-mentioned services held by Cablevisión, pursuant to effective regulations, and the agreement executed by NEXTEL COMMUNICATIONS ARGENTINA S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión, shall, within a term of two years as from the date on which the Merger is approved by the National Antitrust Commission and the ENACOM or any agency that may substitute them in the future, return the radio electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications and/or any regulation that may repeal it in the future. To those effects, Telecom Argentina shall file with the ENACOM, no later than one year in advance upon the expiration of the two-year term, a proposal to conform to that limit. The ENACOM may accept the proposal, reject it and/or request a new filing with any changes it may deem appropriate.

In addition, through that Resolution, the ENACOM authorized the change of corporate control, pursuant to Section 33 of the GCL. For more information, see “Item 7—Major Shareholders and Related Party Transactions.”

Such Resolution also approved:

(i)                                     The relinquishment of the services registrations that are currently non-operative that had been requested by Cablevisión (SAP, SRC, STP, SLV and SAVR) and by Telecom Argentina (SRC); and

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

(ii)                                  The revocation of the licenses and registrations granted to Cablevisión, now held by Telecom Argentina.

In addition, the Resolution provides that:

(i)                                     Telecom Argentina shall comply with Section 95 of Law No. 27,078, which provides for the conditions under which it may operate the physical and/or radio electric link subscription television service, transcribed below:

a.              Telecom Argentina shall create a business unit to provide the audiovisual communication service and manage it separately from the public utility business unit.

b.             It shall keep separate accounting records and bill the licensed services separately.

c.               It shall not conduct anti-competitive practices such as tie-in practices and cross subsidies with funds from public utilities to licensed services.

d.             It shall provide - when requested- to the competitors in licensed services access to its own support infrastructure, especially, posts, masts and ducts under market conditions. In the absence of agreement between the parties, the ENACOM shall intervene.

e.               It shall not conduct anti-competitive practices concerning the rights to broadcast contents over its networks and facilitate a growing percentage to be established by the ENACOM to the distribution of contents from independent third parties.

f.               It shall respect the professional competences and job classifications of the workers in the different activities it is engaged in.

(ii)                                  Telecom Argentina is declared to be an operator with a significant position in the retail market of Fixed Internet Access market in the locations detailed in the Report prepared by the National Directorate for the Development of Competition in Networks and Services of the ENACOM. As a result, it decided that:

a.              Telecom Argentina shall, within 60 days as from the date the Resolution was issued, offer the Fixed Internet Access service in those locations at a price that may not be higher than the lowest price offered by the company in Area II for that service. If a similar service is not provided in that Area, it shall apply the lowest price offered at national level by the licensee for a similar service.

b.             Telecom Argentina shall, within 60 days as from the date the Resolution was issued, report to the ENACOM and publish in its institutional website all the business plans, promotions and discounts for the Retail Internet Access service.

c.               Telecom Argentina shall ensure to other providers, under transparent, non-discriminatory and cost-oriented conditions, access to its own support infrastructure, especially, posts, masts and ducts.

All the provisions mentioned above shall be in effect for a term of 2 years as from the notice of the authorization granted by ENACOM, or until it has been verified that there is effective competition in all or in some of the locations involved. The ENACOM may extend or revoke that term.

With regard to the provision of Quadruple Play services, Section 7 of Decree No. 1,340 shall apply:

SECTION 7 - The providers of Information Technology and Communications Services that make joint service offerings shall detail the price of each of those services, including the breakdown of those prices and discounts or benefits applied to each service or product for the above-mentioned offerings. Pursuant to Section 2, subsection i) of Law No. 25,156 and to Section 1,099 of the Civil and Commercial Code of Argentina, those providers may not subject, in any way and under any condition, the purchase of any service to the purchase of another service, thus preventing the customer from purchasing any service separately or individually.

Finally, Telecom Argentina shall file, within a term of 180 days, proof of the registration of the change of authorities in Cablevisión Holding S.A.

ENACOM Resolutions No. 840/18 and No. 1,196/18 — New regime for Radioelectric Spectrum Fees

On February 27, 2018, Resolutions No. 840/18 and No. 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, it established a new regime for mobile communications services, which substantially increases the amounts to be paid in this regard. Telecom Argentina is assessing the impacts and actions in this regard.

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

In July 2016 Decree No. 894/16, established that in companies whose shares integrate the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino or “FGS”), the corporate, political, and economic rights pertaining to such shares shall not be exercised by the Secretary of Economic Policy and Development Planning as previously stated by Decree No. 1,278/12, but they are to be exercised by the ANSES.

In addition, Decree No. 894/16 established that the directors appointed by the ANSES shall have the functions, duties and powers set out by: (i) the GCL, (ii) the Law of Capital Market No. 26,831 and its complementary and regulatory provisions, (iii) all the regulations applicable to the company in which they perform their duties, and (iv) the company’s bylaws and internal regulations, and shall have all the responsibilities they might be liable for under these regulations.

Modification of Income Tax on dividend payment

On December 27, 2017, the Argentine Congress approved a tax reform that came into force on December 29, 2017 as Law No. 27,430 (the “Tax Reform”), generally effective January 1, 2018. The reform is intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, broaden income taxes to cover more individuals and encourage investment, with the long-term goal of restoring fiscal balance. The reform is part of a larger program announced by President Macri, intended to increase employment, make the Argentine economy more competitive (by reducing the fiscal deficit, for example) and sustainably diminish poverty.

The main aspects of the Tax Reform include: (i) capital gains realized by individuals that are Argentine tax residents on sales of real estate (subject to certain exceptions, including a primary residence exemption) acquired after the enactment of the bill will be subject to tax at the rate of 15%, calculated on the acquisition cost adjusted for inflation; (ii) income obtained from currently exempt bank deposits and sales of securities (including government securities) by individuals that are Argentine tax residents will be subject to tax at the rate of (a) 5% in the case of those denominated in pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; income obtained from the sales of shares made on an Argentine stock exchange will remain exempt, subject to compliance with certain requirements; (iii) corporate income tax will initially decline to 30% in 2019 and 2020 and to 25% starting in 2021; (iv) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (v) the percentage of tax debits and credits that can be credited towards income tax will be gradually increased over a five year period, from the current 17% for credits to 100% for credits and debits.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) on income accrued from January 1, 2018 and onwards.

Modification to Law No. 24,240 Consumer Protection

On August 17, 2016, Law No. 27,265 was published in the Official Gazette (in force as from August 29, 2016) that incorporates an amendment to Law No. 24,240 of Consumer Protection. This addition (in section 10 quater) establishes the prohibition of “collections of advance notice, advance month payment and/or any other concept on the part of the providers of services, including the public utilities, upon the consumer’s request for cancellation of the service in any way, either in person, on the telephone, electronic or similar-shaped”. In this sense, as from the last quarter of 2016, the Company abides by this regulation in cases where applicable.

Corporate Criminal Liability for Corruption Crimes

On December 1, 2017, the National Government published in the Official Gazette Law No. 27,401, whereby it establishes the Corporate Criminal Liability Regime for Crimes against Public Administration and International Bribery. The Law came into force on March 1, 2018.

The regime established under the Law applies to private legal entities, of national or foreign capital, with or without state participation, for the following crimes: (i) National and international bribery and influence peddling; (ii) Negotiations that are incompatible with public office; (iii) Illegal payments made to public officials under the guise of taxes or fees owed to the relevant government agency (“concusión”); (iv) Illicit enrichment by public officials and employees; and (v) Aggravated falsification of balance sheets and reports to conceal national and international bribery and influence peddling.

Legal entities are liable when these crimes are committed, directly or indirectly, with their involvement or in their name, interest or benefit. They are also liable when the third party acting in the benefit or interest of the entity did not have any powers to act on their behalf, provided the legal entity subsequently ratifies those acts.

The Law provides for successor liability, establishing that in those cases where a legal entity which is liable under this regime becomes involved in a transformation, merger, merger by acquisition, spin-off or any other corporate restructuring, said liability is transferred to the resulting or absorbing legal entity, therefore, the resulting or absorbing entity is criminally liable.

Legal entities are exempted from liability if the individual who committed the crime acted exclusively in his/her own benefit and without any benefit for the entity.

The Law also sets out that legal entities may be convicted even if it is not possible to identify or prosecute the individual involved in the crime, provided that the circumstances of the case establish that the crime could not have been committed without acquiescence of the authorities of the legal entity.

The penalties applicable to legal entities are varied.  Fines applicable to legal entities range from 2 to 5 times the undue benefit that was obtained or that could have been obtained through the actions carried out in violation of the Law. Other penalties may also be imposed on legal entities, namely: (i) full or partial suspension of activities for up to 10 years; (ii) debarment from participating in government bids and tenders for public works or services, or in any activity related to the Government, for up to 10 years; (iii) dissolution and liquidation of the legal entity -if it had been established for the sole purpose of committing crimes, or if those acts are the legal entity’s core business-; (iv) loss or suspension of granted government benefits; (v) publication of an extract of the condemnatory sentence; (vi) forfeiture of goods or proceeds that are the result or profit of the crime.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

There are certain elements that the judges may take into account to adjust the penalties, namely: (i) failure to comply with internal rules and procedures; (ii) number and hierarchy of the officers, employees and associates involved; (iii) omission of vigilance on the actions of the perpetrators and accomplices in the crime; (iv) the extent of the damage caused; (v) amount of money involved in the commission of the crime; (vi) the legal entity’s size, nature and economic capacity; (vii) the legal entity’s spontaneous self-reporting to the authorities as a result of an internal investigation or detection; (viii) subsequent behavior; (ix) willingness to mitigate or repair the damage caused; and (x) recidivism (when the legal entity is sanctioned for an offense committed within three (3) years following the date on which a previous condemnatory sentence becomes final).

The legal entity is exempted from penalties and administrative liability when the following three circumstances take place simultaneously: (i) the legal entity spontaneously self-reports a crime set forth by this law as a consequence of internal detection and investigation; (ii) the legal entity established, before the facts under investigation occurred, a proper control and supervision system (“Integrity Program”) and the breach of such system required an effort by those involved in the crime; and (iii) the legal entity returned the undue benefit obtained through the crime.

The Law stipulates the possibility of legal entities implementing Integrity Programs consisting of actions, mechanisms and internal procedures for the promotion of integrity, supervision and control, focused on the prevention, detection and correction of irregularities and unlawful acts provided under the Law.

The implementation of an Integrity Program will be a required condition for legal entities to contract with the Argentine National Government when such contracts (i) must be approved by a public official ranked as minister or above; and (ii) fall under the National Government General Contracting Regime (Section 4 of Decree No. 1,023/01) and/or under the law of public works (Law No. 13,064), award of public works (No. 17,520), public-private partnerships (Law No. 27,328) or concession or licensing contracts for public services. (The regulation of the Law will have to establish how this requirement will be demonstrated and considered fulfilled to enter into these contracts.)

The Integrity Program —which will have to be appropriate to the specific risks of the activities performed by the legal entity, its size and its economic capacity and, eventually, with the provisions established in the regulation of the Law— must contain the following minimum elements: (i) a code of ethics or conduct, or the existence of integrity policies and procedures applicable to every director, manager and employee to guide the planning and performance of their duties or tasks in a manner that prevents the commission of crimes under the Law; (ii) specific rules and procedures to prevent unlawful acts within the scope of public tenders and bids, in the execution of administrative contracts or in any other interaction with the public sector; and (iii) the performance of regular training for directors, managers and employees about the Integrity Program.  Additionally, the Integrity Program may contain (i) periodical risk analysis and consequent adjustment of the program; (ii) evident support to the program by top management; (iii) internal reporting channels; (iv) a policy protecting whistleblowers from retaliation; (v) an internal investigation system that respects the rights of those under investigation and imposes sanctions on violations of the Code of Ethics; (vi) procedures to verify the integrity and background of relevant third parties; (vii) due diligence during corporate transformation and acquisitions processes to evaluate potential illegal actions or vulnerabilities in the legal entities involved; (viii) continuous monitoring and evaluation of the program effectiveness; (ix) an internal compliance officer in charge of developing, coordinating and supervising the Integrity Program.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Law provides that the legal entity may enter into “Effective Collaboration Agreements” (Acuerdos de Colaboración Eficaz) with the Public Prosecutor’s Office (Ministerio Público Fiscal). The agreements may be filed until the summons to trial. Through these agreements, the legal entity undertakes to cooperate to bring the facts of the case to light, to identify the perpetrators or accomplices, to recover the proceeds or profit from the crime, as well to fulfill the conditions set forth in the agreement.  These agreements will be filled in exchange for a suspension of the prosecution and a reduction of the penalties that may be imposed.

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

i.                 Roaming agreements (mobile services)

Like all major mobile networks, in response to the competition and customers’ demands, Personal entered into roaming agreements with many foreign mobile networks, including MCI, to allow their customers to make and receive calls abroad.

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

In 2017, the consolidated impact on net profit (loss) arising from our roaming agreements with MCI was as follows:

•                  our total revenues under roaming agreements with MCI were approximately P$2.6 thousand.

•                  our total charges paid under roaming agreements with MCI were approximately P$3.9 thousand.

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

Also, as of December 31, 2017, the amount for receivables for these concepts pending to collect were approximately P$4.6 thousand.

The purpose of our roaming agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining our roaming agreements.

ii.             Commercial Agreements with International Carriers (fixed services):

We maintain commercial agreements with international carriers from countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran. Telecom Argentina and Telecom Argentina USA’s total charges paid under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$13.7 million.

Regarding incoming traffic, Telecom Argentina and Telecom Argentina USA charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina and Telecom Argentina USA do not know the country of origin of such traffic.

Activities relating to Syria and Sudan

In addition to the mandatory disclosure regarding the activities related to Iran described above, below we describe our activities that directly or indirectly relate to Syria and Sudan (designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls) (“Designated Countries”):

i.                 Roaming agreements (mobile services)

Operators of mobile telecommunications networks, including Telecom Argentina (Telecom Personal until November 30, 2017), enter into roaming agreements with other operators of mobile telecommunications networks in the ordinary course of business. See “—Activities relating to Iran—Telecom Group” for a description of roaming agreements.

We maintain roaming agreements with MTN Sudan Co. Ltd, in Sudan and MTN Syria (formerly Spacetel) in Syria. The purpose of all of these roaming agreements is to provide our customers with coverage in areas where we do not own networks. In order to remain competitive and maintain such coverage, we intend to continue maintaining these agreements.

As of December 31, 2017, the approximate revenues, expenses, receivables and payables from roaming agreements with the Designated Countries were as follows:

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

	December 31, 2017
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
	In thousands of P$
Syria	0.02	1.89	—	90.94
Sudan	—	0.26	—	4.40
Total	0.02	2.15	—	95.34
% of respective consolidated total amounts	(a)	(a)	—	(a)

(a)    Less than 0.001%.

ii.             Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries.

Regarding outgoing traffic, during 2017, Telecom has sent traffic to the Designated Countries mainly through Verizon Communications Inc. (United States) and KPN (Holland).

As of December 31, 2017, the total approximate expense for delivery of traffic terminated in the Designated Countries was:

Commercial Agreements with International Carriers (fixed services)	December 31, 2017
In thousands of P$
Syria	44.1
Total outbound costs	44.1
% of consolidated operating expenses	0.001%

Regarding incoming traffic, Telecom Argentina and Telecom Argentina USA charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina and Telecom Argentina USA do not know the country of origin of such traffic.

Accordingly, our total payables and receivables from international carriers include those balances arising from traffic related with the Designated Countries but it is not possible to segregate them.

The outbound costs described in the table above are wholly immaterial with respect to the Company’s consolidated operating expenses for the period presented.

CAPITAL EXPENDITURES

Capital expenditures (investment in Property, Plant and Equipment “PP&E” and Intangible Assets) amounted to P$11,143 million in the year ended December 31, 2017, P$11,386 million in the year ended December 31, 2016, and P$10,100 million in the year ended December 31, 2015.

The following table sets forth our Total Additions (Capital Expenditures plus Materials) for the years ended December 31, 2017, 2016 and 2015, amounting to P$12,576 million, P$11,860 million and P$11,162 million, respectively.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

	Year ended December 31,
	2017	2016	2015
	(P$ million)(1)
Land and buildings	439	372	238
Switching and transmission equipment	2,487	2,134	1,870
Equipment and infrastructure for special projects	41	50	11
Mobile network access and external wiring	4,258	4,936	2,475
Computer equipment and software	1,676	1,397	1,251
Other	1,004	743	551
Subtotal tangible capital expenditures (2)	9,905	9,632	6,396
Rights of use, exclusivity agreements and licenses	20	32	2,304
Service connection or habilitation costs	50	41	36
Subscribers acquisition costs	1,168	1,681	1,364
Subtotal intangible capital expenditures	1,238	1,754	3,704
Total capital expenditures	11,143	11,386	10,100
Materials (3)	1,433	474	1,062
Total additions in PP&E and intangible assets	12,576	11,860	11,162

(1)   The allocation of work in progress among items is estimated.

(2)   Includes materials transferred amounting to P$3,700 million, P$3,173 million and P$1,888 million as of December 31, 2017, 2016 and 2015, respectively.

(3)   Each year increase is calculated as the net amount between additions and transfers to work in progress during the year.

In addition, the following table shows capital expenditures for the years ended December 31, 2017, 2016 and 2015 broken down by Fixed Services and Mobile Services:

	Year ended December 31,
	2017	2016	2015
	(P$ million)(1)
Fixed Services
Land and buildings	284	248	177
Switching and transmission equipment	1,803	1,013	820
Equipment and infrastructure for special projects	41	50	11
External wiring	1,902	1,722	1,011
Computer equipment and software	520	397	510
Other	704	390	317
Subtotal tangible capital expenditures	5,254	3,820	2,846
Rights of use, exclusivity agreements and licenses	16	19	39
Service connection or habilitation costs	50	41	36
Subscribers acquisition costs	87	137	158
Subtotal intangible capital expenditures	153	197	233
Total Fixed Services capital expenditures	5,407	4,017	3,079

Personal Mobile Services and Núcleo Mobile Services
Land and buildings	155	124	61
Switching and transmission equipment	684	1,121	1,050
Mobile network access	2,356	3,214	1,464
Computer equipment and software	1,156	1.000	741
Other	300	353	234
Subtotal tangible capital expenditures	4,651	5,812	3,550
Rights of use, exclusivity agreements and licenses	4	13	2,265
Subscribers acquisition costs	1,081	1,544	1,206
Subtotal intangible capital expenditures	1,085	1,557	3,471
Total Personal Mobile Services and Núcleo Mobile Services capital expenditures (2)	5,736	7,369	7,021
Total capital expenditures	11,143	11,386	10,100

(1)   The allocation of work in progress among items is estimated.

(2)   Includes P$543 million, P$639 million and P$469 million of capital expenditures in Paraguay for the years 2017, 2016 and 2015, respectively

We estimate that our capital expenditures for the following 5 years will be approximately US$5,000 million while for the year 2018 will be approximately US$1,554, 24% of consolidated revenues. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

	As of December 31, 2017
	Fixed Services	Personal Mobile Services and Núcleo Mobile Services	Total
	(P$ million)(*)
Land and buildings	1,349	439	1,788
Switching and transmission equipment	4,682	3,412	8,094
Mobile network access and external wiring	6,347	6,020	12,367
Equipment & infrastructure for special projects .	242	—	242
Computer equipment and software	980	2,329	3,309
Materials	1,095	785	1,880
Others	344	514	858
Total PP&E, net carrying value	15,039	(**) 13,499	(***) 28, 538

(*)        The allocation of work in progress among items is estimated.

(**)      Includes P$2,598 million located in Paraguay.

(***)    Net of valuation allowance for materials for P$144 million and impairment of PP&E for P$305 million.

All of the above-mentioned assets were used to provide service to our customers as described below.

	2017	2016	2015
	(thousands)
Fixed lines in service	3,795	3,920	4,043
Fixed Internet access lines	1,744	1,738	1,814
Mobile subscribers(*)	21,430	22,052	22,202

(*)    In 2017, 2016 and 2015, includes 2,450, 2,538 and 2,546 thousand Núcleo customers, respectively, of which 5, 5 and 6 thousand were Internet (Wi-Max) customers, respectively.

As of December 31, 2017, we have entered into purchase commitments relating to PP&E totaling P$4,205 million primarily for switching equipment, external wiring and network infrastructure. In general, the contracts are financed, directly or indirectly, by domestic and foreign vendors.

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

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3—Key Information—Selected Financial Data.” The following discussion and analysis are presented by the Management of our company and provide a view of our financial condition, operating performance and prospects from Management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not rely solely on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

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

As of December 31, 2017, the Telecom Group had 21.4 million mobile subscribers (of which 2.5 million came from our subsidiary Núcleo), 3.8 million fixed lines in service and 1.7 million fixed Internet Accesses (equivalent to 45% of fixed lines in service).

To promote the expansion of business, our capital expenditures amounted to P$11,143 million in 2017, equivalent to 17% of consolidated revenues. Investments made by the Telecom Group and the estimated capital expenditures for 2018 (approximately 24% of consolidated revenues) are clear evidence of our commitment to our customers.

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measure “adjusted EBITDA” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s past and present performance as well as our projections of future performance (see the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”). Moreover, adjusted EBITDA is one of the key performance measures used by Management for monitoring the Company’s profitability and financial position, at each of the segments and consolidated levels.

Continuing the trend of prior years, revenues in 2017 grew by 22% compared to 2016, reaching P$65,186 million, and grew by 31% in 2016 compared to 2015, reaching P$53,240 million. Adjusted EBITDA in 2017 increased by P$4,932 million as compared to 2016, reaching P$19,356 million (equivalent to 30% of total revenues), while in 2016 it increased by P$3,558 million as compared to 2015, reaching P$14,424 million (equivalent to 27% of total revenues). Operating income increased by P$4,269 million in 2017 as compared to 2016, reaching P$12,112 million (equivalent to 19% of total revenues) while in 2016 it increased by P$1,614 million as compared to 2015, reaching P$7,843 million (equivalent to 15% of total revenues). Net income increased by P$3,719 million in 2017 as compared to 2016 reaching P$7,724 million and it increased P$570 million in 2016 as compared to 2015, reaching P$4,005 million (equivalent to 8% of total revenues). Net income attributable to Telecom Argentina increased by P$3,655 million in 2017 as compared to 2016, reaching P$7,630 million, and it increased P$572 million in 2016 as compared to 2015, reaching P$3,975 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2017, 2016 and 2015—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2017, see “—Years ended December 31, 2017, 2016 and 2015” below.

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

After the above mentioned crisis, the Argentine economy began a new period of rapid growth. Argentina’s GDP increased for six consecutive years, from 2003 to 2008. However, the international financial crisis of 2008 affected the country, which recorded a significant fall in its economic activity of 5.9%, interrupting the growth period mentioned above. Throughout 2010 and 2011, the economy showed a rapid and strong recovery, growing at an annual rate of 10.1% and 6.0%, respectively, but in 2012 a slowdown affected the economy and growth was again affected, decreasing by 1.0%. In 2013, better economic conditions helped to increase by 2.4% the country’s economic activity, but a new slowdown was recorded during 2014 as a new decrease of 2.5% in economic activity was recorded. In 2015, growth resumed at a moderate rate of 2.6%, but during 2016 Argentina recorded a fall in its GDP of 2.2%. However, according to figures published by INDEC, Argentina recorded an increase in its GDP of 2.9% in 2017.

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

INDEC resumed publication of the wholesale price index the entirety of 2016, which increased by 34.6% based on a year-to-year comparison. According to the latest available data, as INDEC has not disclosed figures for November and December 2015. In turn, the publication of the IPCNu index was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months of January to April of 2016 remains unavailable. Taking this into account, IPCNu index variation from May to December 2016 was 16.9%. Meanwhile, consumer price measures for Autonomous City of Buenos Aires and San Luis Province registered a 41.0% and 31.4% increase during 2016, respectively. During 2017, the INDEC published monthly IPC index regularly, registering an increase of 24.8% on a year-over-year comparison.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During 2017, the economic activity entered into a clear path of growth towards the second quarter, and gained a greater pace of expansion during the last two quarters of the year. In general, the performance of most of the economic sectors was positive, recording advances of different intensity in the level of activity. Regarding the international context, global growth became more robust, especially in advanced economies, with accelerated growth in Europe, Japan and the United States. Specifically and considering our main trading partners, there has been a recovery in the level of activity in Brazil when compared to the previous year, although with a growth rate of low magnitude, while in China levels of growth were steady, with a sustained expansion rate over recent years.

During the period between 2005 and 2007, the peso remained relatively stable against the U.S. dollar, with US$1.00 trading within a range of P$2.86 to P$3.16. However, the international financial crisis created uncertainty that affected the Argentine exchange rate, as reflected by a peso/dollar exchange rate increase of 9.5% and 10.1% per year in 2008 and 2009, respectively. The peso/dollar exchange rate was relatively stable in 2010 and 2011, ending 2010 at P$3.98 per US$1.00 and 2011 at P$4.30 per US$1.00, increasing 4.7% and 8.0%, respectively. In 2012, 2013 and 2014, the pace of peso devaluation accelerated to 14.4%, 32.5% and 31.1%, respectively; and the official exchange rate ended the year at a P$8.55 per US$1.00. In December 2015, the current administration lifted many of the restrictions to access the FX Markets and the multiple exchange rate system was unified into a floating rate regime. As a consequence, a significant depreciation of the peso occurred, with the exchange rate at P$13.04 per US$ 1.00, an increase of 52.5% by the end of 2015. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, whereby the limits for access to the MULC for payments of foreign accounts payable related to goods and services were eliminated, establishing that starting on the following day access to the market for such payments is unlimited, subject to compliance with the foreign exchange norms in force. As of December 31 2017, the exchange rate was P$18.65 = US$1.00, while on April 17, 2018, the exchange rate was P$20.18= US$1.00.

As the substantial majority of our property and operations are located in Argentina, macroeconomic and political conditions will continue to affect us. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While our business continued growing in 2017, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

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

Under IFRS, the carrying value of a long-lived asset is considered impaired by the Company when the recoverable amount of such asset is lower than its carrying value. In such event, a loss would be recognized based on the amount by which the carrying value exceeds the recoverable amount of the long-lived asset. The recoverable amount is the higher of the fair value less costs to sell and its value in use (present value of the future cash flows expected to be derived from the asset, group of assets or cash generating unit). Once an impairment loss is identified and recognized, future reversal of impairment loss is permitted only if the indicators of the impairment no longer exist or have decreased.

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

For the years presented, we estimated that there are no indicators of impairment of assets that are subject to amortization, except for the net impairment loss of certain assets amounting to P$234 million, P$367 million and P$230 million in 2017, 2016 and 2015, respectively. See Note 22 to our Consolidated Financial Statements.

However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition, changes in market conditions or regulations, could significantly impact these judgments and could require future adjustments to the carrying amount of recorded assets.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Intangible assets with indefinite useful life—PCS license / Goodwill

We determined that the PCS license, originally granted to Personal met the definition of an indefinite-lived intangible asset for the years presented. Therefore, Personal does not amortize the cost of this license. However, the Company tests it annually for impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license and the Goodwill recognized in the acquisition of Tuves Paraguay requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant assumptions by Management about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc.

In relation to PCS License, the Company’s net cash flows projection is denominated in Argentine pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, we: (a) have converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) have discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 10.5% in order to obtain the recoverable value of intangible assets with indefinite useful life.

Through this evaluation, it was determined that the carrying amount of the PCS license did not exceed the respective recoverable amount of the assets. As a result, no impairment has been recognized. Additionally no impairment has been recognized in relation to the Goodwill.

Our judgments regarding future cash flows may change due to future market conditions, competition, business strategy, the evolution of technology, changes in regulations and other factors. These changes, if any, may require material adjustments to the carrying amount of the PCS license and Goodwill.

Income Taxes and Recoverability assessment of deferred income tax assets and other tax receivables / Deferred income tax measurement

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

The recoverability assessment of the income tax receivable related to Telecom Argentina’s actions for recourse filed during 2015, 2016 and 2017 regarding the amounts determined in excess due to lack of application of the income tax inflation adjustment, is based on the existing legal jurisprudence on this matter and the estimated future behavior of the National Tax Authority and of the National court in their review of the actions filed by Telecom Argentina (see Note 14 to our Consolidated Financial Statements).

If actual results differ from these estimates due to changes in tax authority’s interpretations and the new fiscal jurisprudence, or we adjust those estimates in future periods, our financial position, results of operation and cash flows may be materially affected.

Since the change in the rates provided by Law No. 27,430, the corporate income tax rate decreases from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. Therefore, for the measuring of deferred income tax assets/liabilities, the fiscal year in which temporary differences will reverse has been estimated, and the corresponding income tax rate of each reversal period has been applied. The actual moment of the future income and tax deductions may differ from the estimated, and may produce an impact in future income.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law as of the end of the reporting period and the effects of future changes in tax laws or rates are not anticipated.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables and payables was an annual rate in pesos of approximately 34% for 2017. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars was an annual rate of 13% for years 2017 and 2016. The discount rate in Guaraníes for loans was 8.83% and 9.42% in 2017 and 2016, respectively and for accounts receivable was 9.8% in 2017 and 2016. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

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

Years ended December 31, 2017, 2016 and 2015

For purposes of these sections, the fiscal years ended December 31, 2017, 2016 and 2015 are referred to as “2017,” “2016” and “2015,” respectively.

Our results of operations are determined in accordance with IFRS as issued by the IASB. The Telecom Group provides customers with a broad range of telecommunication services. To fulfill its purpose, the Telecom Group conducts different activities that are distributed among the companies in the Group aggregated into the following segments according to the nature of the products and services provided and economic characteristics:

Segment	Company of the Telecom Group/Operating Segment
Fixed Services	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Personal Mobile Services	Personal (ii)
Núcleo Mobile Services	Núcleo (iii)
Personal Envíos (iii) Tuves Paraguay (iv)

(i)	Dormant entity during the years ended December 31, 2017, 2016 and 2015.
(ii)

Until November 30, 2017, Telecom Argentina owned 100% of Personal. Since December 1, 2017 the Reorganization was effective and from that date, mobile services provided by Personal are continued by Telecom Argentina.

(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.
(iv)

Non-controlling interest of 22.75% is owned by the Paraguayan company ABC Telecomunicaciones S.A and 30% is owned by TU VES S.A. (Chile). On June 30, 2017, the transaction by which Núcleo acquired the 70% of shares and votes of Tuves Paraguay was performed.

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

The following table shows a breakdown of our revenues by business segment for the years ended December 31, 2017, 2016 and 2015:

	2017		2016		2015
Segment	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues	Revenues (1) (P$ million)	% of Consolidated Revenues

Fixed Services	20,460	31.4	15,014	28.2	10,736	26.5
Personal Mobile Services	41,735	64.0	35,584	66.8	28,054	69.3
Núcleo Mobile Services	2,991	4.6	2,642	5.0	1,706	4.2
TOTAL	65,186	100.0	53,240	100.0	40,496	100.0

(1)   Includes service revenues and equipment sales and the effect of elimination of intersegment transactions.

Management’s explanations under “—(B) Results of Operations by Segment” below regarding changes in financial condition and results of operations for years 2017, 2016 and 2015 related to segments of the Company have been provided based on financial information under IFRS as disclosed in Note 28 to our Consolidated Financial Statements.

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

Price of services: The LAD (as amended by Decree No. 267/15), under Title VI - Article 48, established that licensees of ICT services may freely set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. However, the Regulatory Authority is entitled to observe the prices set by the Company if it understands that they do not comply with the provisions of Article 48 of the LAD. If prices are observed as imposing restrictions on our prices our operating margins may be negatively affected. Before the LAD came into force, the service prices that Telecom Argentina charged in its fixed telephony service (including both monthly charges and measured service charges), installation charges, public telephone charges and charges for Internet dial-up traffic (“Regulated Services”) were subject to regulation.

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

In the mobile business, to provide its subscribers with new and better services, Telecom Argentina (the surviving entity of Personal) has to enhance its mobile networks extending 3G and 4G technology and bandwidth for mobile data transmission. Moreover, Telecom Argentina is developing a LTE infrastructure expeditiously, according to regulatory requirements (we must comply with the obligations arising from the acquisition of the 4G spectrum) and the mobile market development.

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

Devaluation of the peso: The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In recent years, there was a significant devaluation which amounted to approximately 17.4% in 2017, 21.9% in 2016 and 52.5% in 2015. The majority of our revenues are in pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Also, the high level of competition limited our ability to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs (partially offset by the increase of revenues in foreign currencies), capital expenditures and the cost of debt, which will adversely affect our results of operations, considering the net effect on revenues and costs.

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

Based on the analysis made as of December 31, 2017, the Company´s management considers that as of December 31, 2017 there was insufficient evidence to consider the Argentina’s economy as “hyperinflationary” under IAS 29. See “Item 3—Key Information—Risk factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”, “Economic and Political Developments in Argentina” and Note 1.e) to the Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Although we believe that in 2018 inflation rates will reduce, IAS 29 and the IPTF recommended that Argentine issuers continue monitoring whether the Argentine economy qualifies as highly inflationary.

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

(A) Consolidated Results of Operations

In the year ended December 31, 2017, we reported net income of P$7,724 million, compared to net income of P$4,005 million for the year ended December 31, 2016, and net income of P$3,435 million for the year ended December 31, 2015. Net income attributable to Telecom Argentina increased by P$3,655 million in 2017 as compared to 2016, reaching P$7,630 million and increased by P$572 million in 2016 as compared to 2015, reaching P$3,975 million, from P$3,403 million reported in 2015.

Consolidated revenues in 2017 were P$65,186 million compared to P$53,240 million in 2016 and P$40,496 million in 2015. The increase of P$11,946 million in 2017 (a 22% increase) can be largely attributed to the growth in the Personal Mobile Services segment, mainly due to outbound mobile services revenues and in Voice and Internet services included in the Fixed Services segment.

In 2017, operating expenses (including depreciation and amortization and disposals and impairment of PP&E) totaled P$53,207 million, representing an increase of P$7,727 million, or 17% as compared to 2016. In 2016, operating expenses (including depreciation and amortization and disposals and impairment of PP&E) totaled P$45,480 million, representing an increase of P$11,169 million, or 33% as compared to 2015. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes, higher provisions costs and higher depreciation and amortization of PP&E and intangible assets, partially offset by a decrease of VAS costs, commissions and bad debt expenses.

(A.1) 2017 Compared to 2016

	Years Ended December 31,				Change by segment (1)
	2017	2016	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Revenues	65,186	53,240	22	11,946	5,446	6,151	349
Other Income	133	83	60	50	5	46	(1)
Operating expenses (without depreciation and amortization)	(45,963)	(38,899)	18	(7,064)	(5,186)	(1,799)	(79)
Adjusted EBITDA(2)	19,356	14,424	34	4,932	265	4,398	269
Depreciation and amortization	(6,928)	(6,198)	12	(730)	(339)	(347)	(44)
Disposals and Impairment of PP&E	(316)	(383)	(17)	67	(22)	89	—
Operating income	12,112	7,843	54	4,269	(96)	4,140	225
Financial results, net	(486)	(2,244)	(78)	1,758
Income tax expense	(3,902)	(1,594)	145	(2,308)
Net income	7,724	4,005	93	3,719

Net income attributable to:

	Years Ended December 31,				Change by segment (1)
	2017	2016	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services

Telecom Argentina (Controlling Company)	7,630	3,975	92	3,655
Noncontrolling interest	94	30	213	64

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(1)	Includes the effect of eliminations of Intersegment transactions.
(2)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”.

Revenues

	Years Ended December 31,				Change by segment (1)
	2017	2016	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Fixed Services segment
Voice	8,505	6,010	42	2,495	2,495	—	—
Data	3,577	2,919	23	658	658	—	—
Internet	7,715	5,994	29	1,721	1,721	—	—
Mobile Services segment
Outbound	32,505	26,826	21	5,679	—	5,116	563
Inbound	2,851	1,838	55	1,013	—	999	14
Other	1,818	1,767	3	51	—	125	(74)
Service Revenues	56,971	45,354	26	11,617	4,874	6,240	503
Equipment (2)	8,215	7,886	4	329	572	(89)	(154)
Revenues	65,186	53,240	22	11,946	5,446	6,151	349

(1)   Net of the Intersegment revenues effect.

(2)   This item is composed of voice, data and Internet equipment in each year.

During 2017, total consolidated revenues increased by 22% to P$65,186 million from P$53,240 million in 2016, mainly driven by Personal Mobile Services segment and Voice and Internet services in the Fixed Services segment.

Consolidated revenues for 2017 and 2016 are comprised as follows:

Fixed Services

During 2017, services revenues generated by this segment amounted to P$19,797 million (+P$4,874 million or +33% vs. 2016), where Voice revenues have grown the most (+P$2,495 million or +42% vs. 2016), followed Internet services (+P$1,721 million or +29% vs. 2016).

Voice revenues (including the net revenues generated by the subsidiary Telecom Argentina USA in the amount of P$300 million) reached P$8,505 million in 2017 (+42% vs. 2016). The increase was mainly due to the increase in plans prices.

Internet revenues amounted to P$7,715 million in 2017 (+29% vs. 2016) as a result of the increase in the average plans prices. As a consequence, ARPU reached P$359.6 per month in 2017 vs. P$270.9 per month in 2016. As of December 31, 2017, the number of ADSL subscribers amounted to approximately 1,744,000. The churn rate per month amounted to 1.4% in 2017 (vs. 1.7% in 2016).

Data revenues (including the revenues generated by the subsidiary Telecom Argentina USA amounted to P$16 million) amounted to P$3,577 million in 2017 (+P$658 million or +23% vs. 2016). These revenues were generated focusing on Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to the variation of the P$/US$ exchange rate (+17.4% vs. 2016), related to agreements settled in such foreign currency and to the increase in the revenues related to Innovation services (+P$561 million or +27%).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Personal Mobile Services

During 2017, total services revenues amounted to P$34,289 million (+P$6,240 million or +22% vs. 2016), being the principal business segment in revenues terms (60% and 62% of consolidated services revenues in 2017 and 2016, respectively). As of December 31, 2017, Personal Mobile Services Segment reached 19.0 million subscribers in Argentina (-2.7% vs. 2016). Approximately 65% of the subscriber base is prepaid subscribers and 35% is postpaid subscribers (including “Abono Fijo” and Mobile Internet subscribers’ dongles).

The main ratios were:

• The churn rate per month amounted to 2.8% in 2017 (vs. 2.9% in 2016);

• ARPU amounted to P$142.3 per month in 2017 (vs. P$112.3 per month in 2016), representing a 27% increase (ARPU is a non-GAAP measure; see the purpose of use of ARPU and Reconciliation of Revenue for the calculation of ARPU in Section B.2 Personal Mobile Services Segment — Revenue);

• Revenues generated by mobile Internet services amounted to P$17,048 million (+ P$6,216 million or +57% vs. 2016), fueled by the migration of subscribers to higher value service plans and the increase in subscribers holding 3G and 4G handsets, which enhance Internet usage.

Outbound mobile services revenues amounted to P$29,980 million in 2017 (+ P$5,116 million or +21% vs. 2016). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Abono fijo” subscriber base and to the increase of the online recharges in the prepaid subscriber base.

Inbound mobile services revenues (including CPP and TLRD) amounted to P$2,710 million (+P$999 million or +58% vs. 2016). This increase is mainly related to the increase in CPP revenues, mainly due to the increase of the price per minute of CPP services, which were partially offset by a decrease in traffic volumes. Additionally TLRD revenues increased, mainly due to the increase in TLRD average price per minute, which were partially offset by a decrease in interconnection traffic volumes.

Other mobile services revenues amounted to P$1,599 million (+P$125 million or +8% vs. 2016) mainly due to the increase in reconnection charges, which were partially offset by a decrease in international roaming traffic.

Núcleo Mobile Services

This segment generated services revenues equivalent to P$2,885 million during 2017 (+P$503 million or +21% vs. 2016) mainly due to the Internet revenues increase related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of December 31, 2017, Núcleo’s subscriber base reached 2.4 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 83% and 17% in 2017, respectively.

Internet revenues amounted to P$1,294 million (+32% vs. 2016) and represented 45% of Núcleo Mobile Services segment services revenues (vs. 41% in 2016).

Equipment

Revenues from equipment increased by 4% to P$8,215 million in 2017 from P$7,886 million in 2016. The Fixed Services segment showed an increase of P$572 million as compared to 2016, mainly due to the implementation of Tetra and NoBu projects, partially offset by a decrease in revenues from the Personal Mobile Services segment of P$89 million as compared to 2016 and a decrease of P$154 million in the Núcleo Mobile Services segment (a decrease of 59% as compared to 2016).

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on disposal of PP&E since 2016. During 2017, other income increased by 60% to P$133 million from P$83 million in 2016.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and disposals and impairment of PP&E) increased by P$7,064 million totaling P$45,963 million in 2017, representing an 18% increase as compared to 2016.

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2017	2016	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	12,718	9,800	30	2,918	2,405	495	18
Interconnection costs and other telecommunications charges .	3,148	2,553	23	595	77	497	21
Fees for services, maintenance, materials and supplies	6,600	5,006	32	1,594	1,238	305	51
Taxes and fees with the Regulatory Authority	6,107	5,125	19	982	463	488	31
Commissions	3,631	3,849	(6)	(218)	90	(357)	49
Cost of equipment and handsets	6,684	6,188	8	496	388	286	(178)
Advertising	1,218	874	39	344	68	271	5
Cost of VAS	874	1,499	(42)	(625)	(8)	(715)	98
Provisions	590	187	216	403	105	297	1
Bad debt expense	1,113	1,228	(9)	(115)	41	(107)	(49)
Other operating expense	3,280	2,590	27	690	319	339	32
Total operating expenses (without depreciation and amortization)	45,963	38,899	18	7,064	5,186	1,799	79

(1)   Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

During 2017, employee benefit expenses and severance payments were P$12,718 million, representing a 30% increase from 2016. This was primarily due to salary increases that Telecom implemented across all segments with several trade unions with respect to the unionized employees (see “Item 6—Directors, Senior Management and Employees—“Employees and Labor Relations”) and also to non-unionized employees, together with related social security charges.

With a total headcount of 15,396 at the end of 2017 (a decrease of 4% as compared to 2016), lines in service per employee reached 355 in the Fixed Services segment (a decrease of 1% as compared to 2016), 4,418 customers by employee in the Personal Mobile Services segment (an increase of 6% as compared to 2016) and 6,238 customers by employee in the Núcleo Mobile Services segment (a decrease of 1% as compared to 2016).

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, interconnection costs, cost of international outbound calls and lease of circuits) amounted to P$3,148 million in 2017 as compared to P$2,553 million in 2016. The increase was mainly due to higher TLRD costs, partially offset by a decrease in roaming costs.

Fees for services, maintenance, materials and supplies

Expenses related to fees for services, maintenance, materials and supplies increased by 32% to P$6,600 million in 2017 from P$5,006 million in 2016. Maintenance, material and supplies costs increased 25% as compared to 2016 (including obsolescence of inventories) and fees for services increased 39% as compared to 2016. The increase was mainly due to higher connection costs and due to higher software maintenance costs in the Fixed Services segment and higher system licenses costs, in the Mobile Services segment. There were also increases in fees for services, mainly due to higher call centers costs and higher costs recognized by suppliers in all segments.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, tax on deposits and withdrawals from bank accounts, municipal and other taxes) increased by 19% to P$6,107 million in 2017 from P$5,125 million in 2016, mainly influenced by the increase in revenues of fixed and mobile services in Argentina and higher taxes on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers, partially offset by a decrease in fees with the Regulatory Authority.

Commissions

Commissions (including agent, distribution of prepaid cards and other commissions) decreased by 6% to P$3,631 million in 2017 from P$3,849 million in 2016. The decrease was mainly due to the decrease in agents’ commissions (-P$59 million vs. 2016) as well as a decrease in collection commissions (-P$148 million vs. 2016), and other commissions (-P$90 million vs. 2016), partially offset by an increase in distribution of prepaid cards commissions (+P$79 million vs. 2016).

Commissions are net of agents’ commissions capitalized as Subscriber acquisition cost (“SAC”), which totaled P$986 million in 2017 (a decrease of P$417 million or -30% as compared to 2016), and it’s directly related to the gross decrease of new customers in the “Abono Fijo” subscribers’ base, mainly in the Personal Mobile Services segment, and the decrease in the commissions prices.

Cost of equipment and handsets

During 2017, the cost of equipment and handsets increased by 8% to P$6,684 million from P$6,188 million in 2016, mainly due to the implementation of Tetra and NoBu projects (telecommunications services contracts that include the sale of equipment and service revenues) in the Fixed Services segment and due to an increase in the average unit cost of sales (an increase of 21% as compared to 2016) which was partially offset by a decrease in the units of handsets sold (a decrease of 13% as compared to 2016) in the Personal Mobile Services segment. Also, in the Núcleo Mobile Services segment there was a decrease in the cost (-59% as compared to 2016) as a result of a decrease in the units of handsets sold.

Cost of equipment and handsets are net of handset costs capitalized as subscriber acquisition cost, which amounts to P$80 million in 2017, -P$50 million, or 38% lower than in 2016.

Advertising

Costs related to advertising increased by P$344 million, or 39%, to P$1,218 million in 2017, mainly due to an increase in media campaigns of the Telecom Group.

Cost of VAS

Cost of VAS amounted to P$874 million in 2017 (a decrease of P$625 million as compared to 2016), mainly due to the decrease of VAS sales in the Personal Mobile Services segment, as a consequence of the content suppliers depuration carried out within the content business general reorganization realized by Personal in 2016.

Provisions

During 2017, we recorded P$590 million in provisions compared to P$187 million recorded in 2016, representing a 216% increase. The increase was mainly due to higher labor claims (an increase of P$185 million as compared to 2016) and higher civil and commercial claims (an increase of P$183 million as compared to 2016). See Note 17 to our Consolidated Financial Statements for more information.

Bad debt expenses

In 2017, bad debt expense amounted to P$1,113 million, a decrease of 9% as compared to P$1,228 in 2016, representing 1.7% and 2.3% of consolidated revenues in 2017 and 2016, respectively. The major decrease is mainly observed in the Personal Mobile Services segment, as a consequence of greater efficiency in debt management.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other Operating Expenses

Other operating expenses, which include transportation costs, energy and rentals, among others, increased by 27% to P$3,280 million in 2017 from P$2,590 million in 2016, primarily as a result of higher prices on related services, in the operations in Argentina and the increase of rent prices (an increase of P$304 million or 40% as compared to 2016), as a result of new agreements and the renegotiation of some existing agreements.

For a further breakdown of our consolidated operating expenses, see “— (B) Results of Operations by Segment” below.

Adjusted EBITDA

An important operational performance measure used by the Company´s Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net income less income taxes, financial results, depreciation and amortization and disposals and impairment of PP&E. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	Years Ended December 31,
	2017	2016	Total Change
	(P$ million)%
Net income	7,724	4,005	93	3,719
Income tax expense	3,902	1,594	145	2,308
Financial results, net	486	2,244	(78)	(1,758)
Operating income	12,112	7,843	54	4,269
Disposals and Impairment of PP&E	316	383	(17)	(67)
Depreciation and amortization	6,928	6,198	12	730
Adjusted EBITDA	19,356	14,424	34	4,932

Our consolidated Adjusted EBITDA was P$19,356 million in 2017, (representing an increase of P$4,932 million or 34% from P$14,424 million in 2016). It represented 30% and 27% of total consolidated revenues in 2017 and 2016, respectively. This growth was mainly fueled by the Fixed Services segment (an increase of P$581 million or 18% as compared to 2016) and Personal Mobile Services segment (an increase of P$4,081 million or 40% as compared to 2016).

Depreciation and Amortization

Depreciation of PP&E and amortization of intangible assets increased by P$730 million, or 12% as compared to 2016, to P$6,928 million during 2017. The increase was mainly due to the increase in PP&E depreciation of P$681 million (+P$390 million in Mobile network access and External wiring, +P$157 million in Transmission equipment and +P$115 million in Computer equipments) and the increase in the amortization of SAC and Service connection costs of P$50 million.

Disposals and Impairment of PP&E

In 2017 and in 2016, Disposals and impairment loss of PP&E amounted to P$316 million and P$383 million, respectively, and was mainly related to the Mobile swap of Vendors, and the simultaneous modernization of 2G/3G technology.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating income

During 2017, consolidated operating income was P$12,112 million, representing an increase of P$4,269 million or 54% from 2016. Operating income represented 19% and 15% of consolidated revenues in 2017 and 2016, respectively.

	Years Ended December 31,		% of Change
	2017	2016	2017-2016
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	19,356	14,424	34
As % of revenues	30	27
Depreciation and amortization	(6,928)	(6,198)	12
As % of revenues	(11)	(12)
Disposals and Impairment of PP&E	(316)	(383)	(17)
Operating income	12,112	7,843	54
As % of revenues	19	15

(1)    Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”.

Financial Results

During 2017, the Company recorded a net financial loss of P$486 million compared to a net financial loss of P$2,244 million in 2016. The variation is mainly due to lower interest on loans of the Company of P$685 million, higher interest on receivables of P$390 million and higher interest on time deposits and other investments at a total cost of P$756 million.

Income tax expense

Income tax expense amounted to P$3,902 million and P$1,594 million in 2017 and 2016, respectively.

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

(i)  Regarding current tax expenses, the Telecom Group´s generated tax profit in fiscal year 2017, resulting in an income tax payable of P$4,438 million versus P$2,091 million in 2016. (ii)  Regarding the deferred tax, in 2017 and 2016, the Telecom Group´s recorded a deferred tax gain of P$228 million and P$129 million, respectively.

(iii) Telecom Argentina filed actions for recourse with the AFIP in 2015, 2016 and 2017 to claim the full tax determined in excess. The income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a gain of P$308 million and P$368 million in 2017 and 2016, respectively. For the determination of the tax credit valuation, the Company has estimated the amount of the tax -determined in excess for fiscal years 2009-2017 weighting the probability of certain variables according to the jurisprudential precedents known until such date. The Company’s Management will assess Tax Authority’s resolutions related to actions for recourse filed and the evolution of jurisprudence in order to annually measure the tax credit recorded. See Note 14 to our Consolidated Financial Statements.

Net Income

For 2017, we recorded net income of P$7,724 million (12% of total consolidated revenues), of which P$7,630 million is attributable to Telecom Argentina.

For 2016, we recorded net income of P$4,005 million (8% of total consolidated revenues), of which P$3,975 million is attributable to Telecom Argentina.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.2) 2016 Compared to 2015

	Years Ended December 31,				Change by segment (1)
	2016	2015	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Revenues	53,240	40,496	31	12,744	4,278	7,530	936
Other Income	83	44	89	39	27	11	1
Operating expenses (without depreciation and amortization)	(38,899)	(29,674)	31	(9,225)	(3,637)	(4,933)	(655)
Adjusted EBITDA (2)	14,424	10,866	33	3,558	668	2,608	282
Depreciation and amortization	(6,198)	(4,438)	40	(1,760)	(371)	(1,094)	(295)
Disposals and Impairment of PP&E	(383)	(199)	92	(184)	92	(275)	(1)
Operating income	7,843	6,229	26	1,614	389	1,239	(14)
Financial results, net	(2,244)	(1,102)	104	(1,142)
Income tax expense	(1,594)	(1,692)	(6)	98
Net income	4,005	3,435	17	570

Net income attributable to:
Telecom Argentina (Controlling Company)	3,975	3,403	17	572
Noncontrolling interest	30	32	(6)	(2)

(1)      Includes the effect of eliminations of Intersegment transactions.

(2)      Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”.

Revenues

	Years Ended December 31,				Change by segment (1)
	2016	2015	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	(P$ million)%			(P$ million)
Fixed Services segment
Voice	6,010	4,338	39	1,672	1,672	—	—
Data	2,919	1,780	64	1,139	1,139	—	—
Internet	5,994	4,557	32	1,437	1,437	—	—
Mobile Services segment
Outbound	26,826	20,901	28	5,925	—	5,199	726
Inbound	1,838	1,637	12	201	—	163	38
Other	1,767	1,267	39	500	—	429	71
Service Revenues	45,354	34,480	32	10,874	4,248	5,791	835
Equipment (2)	7,886	6,016	31	1,870	30	1,739	101
Revenues	53,240	40,496	31	12,744	4,278	7,530	936

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

Consolidated revenues for 2016 and 2015 are comprised as follows:

Fixed Services

During 2016, services revenues generated by this segment amounted to P$14,923 million (+P$4,248 million or +40% vs. 2015), where Voice revenues have grown the most (+P$1,672 million or +39% vs. 2015), followed Internet services (+P$1,437 million or +32% vs. 2015).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Voice revenues (including the net revenues generated by the subsidiary Telecom Argentina USA in the amount of P$265 million) reached P$6,010 million in 2016. The increase was mainly due to the increase in monthly basic plans prices and the increase in the prices of supplementary services.

Internet revenues amounted to P$5,994 million in 2016 as a result of the increase in the average plans prices. As a consequence, ARPU reached P$270.9 per month in 2016 vs. P$207.4 per month in 2015. As of December 31, 2016, the number of ADSL subscribers amounted to approximately 1,738,000. The churn rate per month amounted to 1.7% in 2016 (vs. 1.4% in 2015).

Data revenues (including the revenues generated by the subsidiary Telecom Argentina USA amounted to P$9 million) amounted to P$2,919 million in 2016 (+P$1,139 million or +64% vs. 2015). These revenues were generated focusing on Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to the variation of the P$/US$ exchange rate related to agreements settled in such foreign currency and to the increase in the number of Innovation services’ customers (which generated an increase of P$812 million as compared to 2015).

Personal Mobile Services

During 2016, total services revenues amounted to P$28,049 million (+P$5,791 million or +26% vs. 2015), being the principal business segment in revenues terms (62% and 65% of consolidated services revenues in 2016 and 2015, respectively). As of December 31, 2016, Personal reached 19.5 million subscribers in Argentina (-0.7% vs. 2015). Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Abono Fijo” and Mobile Internet subscribers’ dongles).

The main ratios were:

• The churn rate per month amounted to 2.9% in 2016 (vs. 3.1% in 2015);

• ARPU amounted to P$112.3 per month in 2016 (vs. P$91.5 per month in 2015), representing a 23% increase (ARPU is a non-GAAP measure; see the purpose of use of ARPU and Reconciliation of Revenue for the calculation of ARPU in Section B.2 Personal Mobile Services Segment — Revenue);

• Revenues generated by mobile Internet services amounted to P$10,832 million (+ P$4,578 million or +73% vs. 2015), mainly explained by the increase in browsing services consumption of Personal´s Service Segment subscribers; which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by the Company. This growth was fueled by new subscribers, the migration of subscribers to higher value service plans and the increase in subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Outbound mobile services revenues amounted to P$24,864 million in 2016 (+P$5,199 million or +26% vs. 2015). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Abono fijo” subscriber base and to the increase of the online recharges in the prepaid subscriber base partially offset by the net variation of the subscribers base.

Inbound mobile services revenues (including CPP and TLRD) amounted to P$1,711 million (+P$163 million or +11% vs. 2015). The increase was mainly due to an increase in interconnection prices, partially offset by a decrease in interconnection traffic.

Other mobile services revenues amounted to P$1,474 million (+P$429 million or +41% vs. 2015).

Núcleo Mobile Services

This segment generated services revenues equivalent to P$2,382 million during 2016 (+P$835 million or +54% vs. 2015) mainly due to the appreciation of Guaraní and due to the Internet revenues increase related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of December 31, 2016, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 82% and 18% in 2016, respectively.

Internet revenues amounted to P$978 million (+72% vs. 2016) and represented 41% of Núcleo Mobile Services segment services revenues (vs. 37% in 2015).

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

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and disposals and impairment of PP&E) increased by P$9,225 million totaling P$38,899 million in 2016, representing a 31% increase as compared to 2015.

					Change by segment (1)
	Years Ended December 31,				Fixed	Personal Mobile	Núcleo Mobile
	2016	2015	Total Change		Services	Services	Services
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	9,800	7,253	35	2,547	1,952	525	70
Interconnection costs and other telecommunications charges .	2,553	2,170	18	383	235	110	38
Fees for services, maintenance, materials and supplies	5,006	3,919	28	1,087	532	478	77
Taxes and fees with the Regulatory Authority	5,125	3,943	30	1,182	300	854	28
Commissions	3,849	3,193	21	656	59	501	96
Cost of equipment and handsets	6,188	4,595	35	1,593	54	1,421	118
Advertising	874	814	7	60	18	16	26
Cost of VAS	1,499	1,256	19	243	15	193	35
Provisions	187	113	65	74	61	13	—
Bad debt expense	1,228	564	118	664	73	489	102
Other operating expense	2,590	1,854	40	736	338	333	65
Total operating expenses (without depreciation and amortization)	38,899	29,674	31	9,225	3,637	4,933	655

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

Adjusted EBITDA

An important operational performance measure used by the Company´s Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net income less income taxes, financial results, depreciation and amortization and disposals and impairment of PP&E. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the age and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	Years Ended December 31,
	2016	2015	Total Change
	(P$ million)%
Net income	4,005	3,435	17	570
Income tax expense	1,594	1,692	(6)	(98)
Financial results, net	2,244	1,102	104	1,142
Operating income	7,843	6,229	26	1,614
Disposals and Impairment of PP&E	383	199	92	184
Depreciation and amortization	6,198	4,438	40	1,760
Adjusted EBITDA	14,424	10,866	33	3,558

Our consolidated Adjusted EBITDA was P$14,424 million in 2016, (representing an increase of P$3,558 million or 33% from P$10,866 million in 2015). It represented 27% of total consolidated revenues, in each 2016 and 2015. This growth was mainly fueled by the Fixed Services segment (an increase of P$760 million or 30% as compared to 2015) and Personal Mobile Services segment (an increase of P$2,529 million or 32% as compared to 2015).

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

Disposals and Impairment of PP&E

In 2016, Disposal and impairment loss of PP&E amounted to P$383 million, which was mainly related to the Mobile swap of Vendors in AMBA, and the simultaneous modernization of 2G/3G technology.

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

	Years Ended December 31,		% of Change
	2016	2015	2016-2015
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	14,424	10,866	33
As % of revenues	27	27
Depreciation and amortization	(6,198)	(4,438)	40
As % of revenues	(12)	(11)
Disposals and Impairment of PP&E	(383)	(199)	92
Operating income	7,843	6,229	26
As % of revenues	15	15

(1)    Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”.

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

(i)   Regarding current tax expenses, the Telecom Group generated tax profit in fiscal year 2016, resulting in an income tax payable of P$2,091 million versus P$1,721 million in 2015.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(ii)   Regarding the deferred tax, in 2016 and 2015, the Telecom Group recorded a deferred tax gain of P$129 million and a deferred tax loss of P$69.

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

(B) Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 2017, 2016 and 2015 are comprised as follows:

	Years Ended December 31,			% of Change
	2017	2016	2015	2017-2016	2016-2015
	(P$ million)			Increase/(Decrease)
Revenues(1)	22,859	16,942	12,554	35	35
Other Income(2)	93	85	55	9	55
Operating expenses (without depreciation and amortization)(3)	(19,102)	(13,758)	(10,100)	39	36
Depreciation and amortization	(2,236)	(1,897)	(1,526)	18	24
Disposals and Impairment of PP&E	(21)	1	(91)	n/a	n/a
Operating income	1,593	1,373	892	16	54

(1)   Includes intersegment revenues of P$2,399 million, P$1,928 million and P$1,818 million in 2017, 2016 and 2015, respectively.

(2)   Includes intersegment other income of P$22 million, P$19 million and P$16 million in 2017, 2016 and 2015, respectively.

(3)   Includes intersegment operating expenses of P$316 million, P$158 million and P$137 million in 2017, 2016 and 2015, respectively.

Revenues

During 2017, revenues from our Fixed Services segment increased by 35% to P$22,859 million from P$16,942 million in 2016. During 2016, revenues from our Fixed Services segment increased by 35% to P$16,942 million from P$12,554 million in 2015. The increase in each year was mainly due to an increase in Voice and Internet services. In 2017 Voice services increased substantially, particularly, due to increases in tariffs charged to commercial customers and to residential customers.

Revenues from our Fixed Services segment for 2017, 2016 and 2015 are comprised as follows:

	Years Ended December 31,			% of Change
	2017	2016	2015	2017-2016	2016-2015
	(P$ million)			Increase/(Decrease)
Voice	8,505	6,010	4,338	42	39
Data	3,577	2,919	1,780	23	64
Internet	7,715	5,994	4,557	29	32
Service Revenues	19,797	14,923	10,675	33	40

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,			% of Change
	2017	2016	2015	2017-2016	2016-2015
	(P$ million)			Increase/(Decrease)
Equipment (1)	663	91	61	n/a	49
Subtotal third-party revenues	20,460	15,014	10,736	36	40
Intersegment	2,399	1,928	1,818	24	6
Total Fixed Services revenues	22,859	16,942	12,554	35	35

(1)   This item is composed of voice, data and Internet equipment in each year.

During 2017, services revenues to third parties generated by this segment amounted to P$19,797 million (+P$4,874 million or +33% vs. 2016), where Voice revenues have grown the most (+P$2,495 million or +42% vs. 2016), followed Internet services (+P$1,721 million or +29% vs. 2016).

Voice revenues to third parties (including the net revenues generated by the subsidiary Telecom Argentina USA in the amount of P$300 million) reached P$8,505 million in 2017. The increase was mainly due to the increase in plans prices.

Internet revenues to third parties amounted to P$7,715 million in 2017 as a result of the increase in the average plans prices. As a consequence, ARPU reached P$359.6 per month in 2017 vs. P$270.9 per month in 2016. As of December 31, 2017, the number of ADSL subscribers amounted to approximately 1,744,000. The churn rate per month amounted to 1.4% in 2017 (vs. 1.7% in 2016).

Data revenues to third parties (including the revenues generated by the subsidiary Telecom Argentina USA amounted to P$16 million) amounted to P$3,577 million in 2017 (+P$658 million or +23% vs. 2016). These revenues were generated focusing on Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to the variation of the P$/US$ exchange rate (+17.4% vs. 2016) related to agreements settled in such foreign currency and to the increase in the revenues related to Innovation services’ customers (+P$561 million or +27% vs. 2016).

During 2016, services revenues to third parties generated by this segment amounted to P$14,923 million (+P$4,248 million or +40% vs. 2015), where Voice revenues have grown the most (+P$1,672 million or +39% vs. 2015), followed Internet services (+P$1,437 million or +32% vs. 2015).

Voice revenues to third parties (including the net revenues generated by the subsidiary Telecom Argentina USA in the amount of P$265 million) reached P$6,010 million in 2016. The increase was mainly due to the increase in monthly basic plan prices and the increase in the prices of supplementary services.

Internet revenues to third parties amounted to P$5,994 million in 2016 as a result of the increase in the average plans prices. As a consequence, ARPU reached P$270.9 per month in 2016 vs. P$207.4 per month in 2015. As of December 31, 2016, the number of ADSL subscribers amounted to approximately 1,738,000. The churn rate per month amounted to 1.7% in 2016 (vs. 1.4% in 2015).

Data revenues to third parties (including the revenues generated by the subsidiary Telecom Argentina USA amounted to P$9 million) amounted to P$2,919 million in 2016 (+P$1,139 million or +64% vs. 2015). These revenues were generated focusing on Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to the variation of the P$/US$ exchange rate related to agreements settled in such foreign currency and to the increase in the number of Innovation services’ customers (which generated an increase of P$812 million as compared to 2015).

Equipment

Revenues from equipment amounted to P$663 million in 2017 compared to P$91 million in 2016 and P$61 million in 2015. The increase in 2017 as compared to 2016, is mainly due to the implementation of Tetra and NoBu projects.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Intersegment

Intersegment revenues mainly include connectivity, corporate and operational service billed to Personal, interconnection services, which primarily include Access, termination and transportation of calls, leases of circuits, revenues related to billing and collection services charged.

During 2017, our intersegment revenues increased by 24% to P$2,399 million from P$1,928 million in 2016 which increased by 6% from P$1,818 million in 2015. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on disposal of PP&E since 2016. During 2017, other income increased by 9% to P$93 million from P$85 million in 2016. During 2016, other income increased by 55% from P$55 million in 2015.

Operating Expenses (without depreciation and amortization)

During 2017, total operating expenses (without depreciation and amortization) for the Fixed Services segment increased by 39% to P$19,102 million from P$13,758 million in 2016 and increased by 36% from P$10,100 million in 2015. The increases were mainly due to increases in employee benefit expenses and severance payments, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority, Cost of Equipment and Provisions.

Detailed below are the major components of our operating expenses for the years ended December 31, 2017, 2016 and 2015 related to our Fixed Services segment:

	Years Ended December 31,			% of Change
	2017	2016	2015	2017-2016	2016-2015
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	9,625	7,220	5,268	33	37
Interconnection costs and other telecommunications charges	1,200	961	719	25	34
Fees for services, maintenance, materials and supplies	3,546	2,311	1,769	53	31
Taxes and fees with the Regulatory Authority	1,581	1,118	818	41	37
Commissions	417	327	268	28	22
Cost of equipment	524	136	82	285	66
Advertising	194	126	108	54	17
Cost of VAS	45	53	38	(15)	39
Provisions	183	78	17	135	359
Bad debt expenses	193	152	79	27	92
Other operating expenses	1,594	1,276	934	25	37
Total Fixed Services (1)	19,102	13,758	10,100	39	36

(1)    Includes intersegment operating expenses of P$316 million, P$158 million and P$137 million in 2017, 2016 and 2015, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2017, employee benefit expenses and charges for severance payments were approximately P$9,625 million, representing a 33% increase from P$7,220 million in 2016. In 2016, employee benefit expenses and charges for severance payments increased by 37% from P$5,268 million in 2015. The increases were mainly due to salary increases that Telecom implemented with several trade unions with respect to the unionized employees and also to non-unionized employees, together with related social security charges.

The Fixed Services segment had 10,702, 10,901 and 10,903 employees as of December 31, 2017, 2016 and 2015, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers. Interconnection costs and other telecommunications charges included intersegment costs of P$265 million, P$103 million and P$96 million in 2017, 2016 and 2015, respectively, that are eliminated at the consolidated level.

In 2017 interconnection costs and other telecommunications charges amounted to P$1,200 million, representing an increase of 25% from P$961 million in 2016. In 2016 such costs increased by 34% from P$719 million in 2015.

Fees for services, maintenance, materials and supplies

During 2017, fees for services, maintenance, materials and supplies increased by 53% to P$3,546 million from P$2,311 million in 2016 and increased by 31% from P$1,769 million in 2015.

The increase was mainly due to higher service connection costs and due to higher software maintenance costs. There was also an increase in fees for services mainly due to higher call centers costs and higher costs recognized to suppliers.

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$73 million, P$55 million and P$50 million in 2017, 2016 and 2015, respectively).

Fees for services, maintenance, materials and supplies expenses included intersegment costs of P$32 million, P$35 million and P$25 million in 2017, 2016 and 2015, respectively that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased by 41% to P$1,581 million in 2017 from P$1,118 million in 2016 and increased by 37% in 2016 from P$818 million in 2015. The increase in 2017 and 2016 was mainly due to an increase in revenues. Also, in 2017 and 2016, the increase in taxes is due to higher taxes on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers.

Commissions

During 2017, costs related to commissions amounted to approximately P$417 million, representing an increase of 28% as compared to P$327 million in 2016. In 2016, these charges increased by 22% from P$268 million in 2015. The increase during both years was mainly due to the increase of collection commissions and the increase in agents’ commissions (associated with higher revenues).

Cost of equipment

During 2017, 2016 and 2015 we recorded P$524 million, P$136 million and P$82 million in cost of equipment, respectively. The increase in 2017 as compared to 2016, is mainly due to the implementation of Tetra and NoBu projects.

Advertising

During 2017, we recorded P$194 million in costs of advertising representing an increase of 54% as compared to P$126 million recorded in 2016. In 2016, these charges increased by 17% from P$108 million in 2015.

Cost of VAS

Cost of VAS decreased to P$45 million in 2017 from P$53 million in 2016 and amounted to P$38 million in 2015.

Provisions

During 2017, we recorded P$183 million in provisions compared to P$78 million recorded in 2016 and P$17 million recorded in 2015. The increase in 2017 was mainly due to higher labor claims. The increase in 2016 was mainly due to higher labor claims amounting to approximately P$53 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Bad debt expenses

Bad debt expenses amounted to P$193 million in 2017, P$152 million in 2016 and P$79 million in 2015. In 2017 these charges increased by 27%. In 2016, these charges increased by 92%. The increase was mainly due to higher aging of accounts receivable.

Other Operating Expenses

Other operating expenses include accrued expenses, such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 2017, our other operating expenses amounted to P$1,594 million compared to P$1,276 million in 2016 and P$934 million in 2015. The increase in 2017 was mainly due to higher prices for related services and the increase of rent prices, as a result of new agreements and the renegotiation of some existing agreements. The increase in 2016 was mainly due to higher prices for related services, especially in transportation, freight and travel expenses; the increase of rent prices, as a result of new agreements and the renegotiation of some existing agreements and an increase in the energy consumption.

Depreciation and amortization

Depreciation and amortization expenses were P$2,236 million in 2017, P$1,897 million in 2016 and P$1,526 million in 2015.

Disposals and Impairment of PP&E

Disposals and Impairment of PP&E amounted to a P$21 million loss in 2017 and a P$1 million gain in 2016. The gain of P$1 million was due to an impairment recovery of P$4 million of former work in progress and others, partially offset by an impairment of P$3 million related to the AFA Plus project.

Operating Income

Operating income represented 7%, 8% and 7% of total segment revenues in 2017, 2016 and 2015, respectively. In 2017, the operating income from our Fixed Services segment increased by 16% to P$1,593 million from P$1,373 million in 2016. In 2016, the operating income from our Fixed Services segment increased by 54% from P$892 million in 2015.

(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 2017, 2016 and 2015 are comprised as follows:

	Years Ended December 31,			% of Change
	2017	2016	2015	2017-2016	2016-2015
	(P$ million)			Increase/(Decrease)
Revenues (1)	42,066	35,750	28,198	18	27
Other Income	62	16	5	288	220
Operating expenses (without depreciation and amortization) (2)	(27,729)	(25,448)	(20,414)	9	25
Depreciation and amortization	(3,961)	(3,614)	(2,520)	10	43
Disposals and Impairment of PP&E	(295)	(384)	(109)	(23)	252
Operating income	10,143	6,320	5,160	60	22

(1)   Includes intersegment revenues of P$331 million, P$166 million and P$144 million in 2017, 2016 and 2015, respectively.

(2)   Includes intersegment operating expenses of P$2,402 million, P$1,930 million and P$1,829 million in 2017, 2016 and 2015, respectively.

Revenues

During 2017, revenues from our Personal Mobile Services segment increased by 18% to P$42,066 million from P$35,750 million in 2016 and increased by 27% from P$28,198 million in 2015. The increase in each year was mainly due to the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily Internet services.

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

	Years Ended December 31,
	2017	2016	2015
	(P$ million)
Total service revenues	34,620	28,215	22,402
Components of service revenues not included in the ARPU calculation:
Outcollect wholesale roaming	(266)	(287)	(288)
Cell sites rental	(108)	(88)	(54)
Reconnection fees and others	(1,296)	(1,171)	(730)
Adjusted total service revenues included in the ARPU calculation (1)	32,950	26,669	21,330
Average number of subscribers during the year (thousands)	19,297	19,798	19,436

(1)    Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$331 million in 2017, P$166 million in 2016 and P$144 million in 2015.

During 2017, ARPU increased by 27% to approximately P$142.3 per customer per month compared to approximately P$112.3 per customer per month in 2016. ARPU reached P$91.5 per customer per month in 2015.

The total number of Personal’s subscribers decreased by approximately 2.7% to 19.0 million as of December 31, 2017 from 19.5 million as of December 31, 2016 and decreased 0.7% from 19.7 million as of December 31, 2015. As of December 31, 2017, our subscriber base amounted to approximately 12.4 million prepaid subscribers (customers that made at least one recharge in the previous thirteen months as of December 31, 2017), or 65% of the total subscriber base, approximately 2.1 million post-paid subscribers, or 11% of the total subscriber base and approximately 4.5 million “Abono Fijo” plan subscribers, or 24% of the total subscriber base.

At least a 65% of prepaid customers made a recharge in the 180 days prior to the date of the year end of this Annual Report.

Revenues from our Personal Mobile Services segment for 2017, 2016 and 2015 are comprised as follows:

	Years Ended December 31,			% of Change
	2017	2016	2015	2017-2016	2016-2015
	(P$ million)			Increase/(Decrease)
Outbound	29,980	24,864	19,665	21	26
Inbound	2,710	1,711	1,548	58	11
Other	1,599	1,474	1,045	8	41
Services Revenues	34,289	28,049	22,258	22	26
Equipment	7,446	7,535	5,796	(1)	30
Subtotal third-party revenues	41,735	35,584	28,054	17	27
Intersegment	331	166	144	99	15
Total Personal Mobile Services Revenues	42,066	35,750	28,198	18	27

During 2017, total services revenues amounted to P$34,289 million (+P$6,240 million or +22% vs. 2016), being the principal business segment in revenues terms (60% and 62% of consolidated services revenues in 2017 and 2016, respectively).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The main ratios were:

•                 The churn rate per month amounted to 2.8% in 2017 (vs. 2.9% in 2016);

•                 ARPU amounted to P$142.3 per month in 2017 (vs. P$112.3 per month in 2016), representing a 27% increase;

•                 Revenue generated by mobile Internet services amounted to P$17,048 million (+ P$6,216 million or +57% vs. 2016), fueled by the migration of subscribers to higher value service plans and the increase in subscribers holding 3G and 4G handsets, which enhance Internet usage.

Outbound mobile services revenues amounted to P$29,980 million in 2017 (+P$5,116 million or +21% vs. 2016). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Abono fijo” subscriber base and to the increase of the online recharges in the prepaid subscriber base.

Inbound mobile services revenues (including CPP and TLRD) amounted to P$2,710 million (+P$999 million or +58% vs. 2016). This increase is mainly related to the increase in CPP revenues, mainly due to the increase of the price per minute of CPP services, which were partially offset by a decrease in traffic volumes. Additionally TLRD revenues increased, mainly due to the increase in TLRD average price per minute, which were partially offset by a decrease in interconnection traffic volumes.

Other mobile services revenues amounted to P$1,599 million (+P$125 million or +8% vs. 2016) mainly due to the increase in reconnection charges, which were partially offset by a decrease in international roaming traffic.

During 2016, total services revenues amounted to P$28,049 million (+P$5,791 million or +26% vs. 2015), being the principal business segment in revenues terms (62% and 65% of consolidated services revenues in 2016 and 2015, respectively). As of December 31, 2016, Personal reached 19.5 million subscribers in Argentina (-0.7% vs. 2015). Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Abono Fijo” and Mobile Internet subscribers’ dongles).

The main ratios were:

•                 The churn rate per month amounted to 2.9% in 2016 (vs. 3.1% in 2015);

•                 ARPU amounted to P$112.3 per month in 2016 (vs. P$91.5 per month in 2015), representing a 23% increase;

•                 Revenue generated by mobile Internet services amounted to P$10,832 million (+ P$4,578 million or +73% vs. 2015), mainly explained by the increase in browsing services consumption of Personal´s Service Segment subscribers; which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by the Company. This growth was fueled by new subscribers, the migration of subscribers to higher value service plans and the increase in subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

Outbound mobile services revenues amounted to P$24,864 million in 2016 (+P$5,199 million or +26% vs. 2015). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Abono fijo” subscriber base and to the increase of the online recharges in the prepaid subscriber base, partially offset by the net variation of the subscribers’ base.

Inbound mobile services revenues (including CPP and TLRD) amounted to P$1,711 million (+P$163 million or +11% vs. 2015). The increase was mainly due to an increase in interconnection prices, partially offset by a decrease in interconnection traffic.

Other mobile services revenues amounted to P$1,474 million (+P$429 million or +41% vs. 2015).

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

During 2017, handset revenues decreased by 1% to P$7,446 million from P$7,535 million in 2016 and increased by 30% in 2016 from P$5,796 million in 2015. The decrease in 2017 was due to a mix between the increase in the average price of handsets of 7% and the decrease of 7% in the handset units sold.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist of GSM fixed services, Mobile Internet and monthly charges, airtime usage charges and Value Added Services. During 2017, our intersegment revenues increased by 99% to P$331 million from P$166 million in 2016 and increased by 15% in 2016 from P$144 million in 2015. The intersegment revenues are eliminated at the consolidated level.

Other Income

Other income mainly includes penalties collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on disposal of PP&E since 2016. During 2017, other income was P$62 million, compared to P$16 million in 2016 and P$5 million in 2015.

Operating Expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased by 9% to P$27,729 million in 2017 from P$25,448 million in 2016 and increased by 25% in 2016 from P$20,414 million in 2015. In 2017, except for commissions, costs of VAS and bad debt expenses, all items in the cost structure of the Personal Mobile Services segment experienced increases. In line with our increases in revenues, during 2016, all items in the cost structure of the Personal Mobile Services segment experienced increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Detailed below are the major components of the operating expenses for the years ended December 31, 2017, 2016 and 2015 in the Personal Mobile Services segment:

	Years Ended December 31,			% of Change
	2017	2016	2015	2017-2016	2016-2015
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	2,876	2,381	1,856	21	28
Interconnection costs and other telecommunications charges	3,537	2,721	2,686	30	1
Fees for services, maintenance, materials and supplies	3,384	2,975	2,417	14	23
Taxes and fees with the Regulatory Authority	4,413	3,925	3,071	12	28
Commissions	2,965	3,286	2,774	(10)	18
Cost of equipment and handsets	6,035	5,749	4,328	5	33
Advertising	915	644	628	42	3
Cost of VAS	614	1,329	1,136	(54)	17
Provisions	406	109	96	272	14
Bad debt expenses	844	951	462	(11)	106
Other operating expenses	1,740	1,378	960	26	44
Total Personal Mobile Services(1)	27,729	25,448	20,414	9	25

(1)    Includes intersegment costs of P$2,402 million, P$1,930 million and P$1,829 million in 2017, 2016 and 2015, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2017, employee benefit expenses and severance payments charges increased by 21% to P$2,876 million from P$2,381 million in 2016 and also increased by 28% in 2016 from P$1,856 million in 2015. The increases were mainly due to increases in salaries agreed by Telecom Personal with several trade unions for the unionized employees and also non-unionized employees, together with related social security charges.

The Personal Mobile Services segment had 4,296, 4,661 and 4,908 employees as of December 31, 2017, 2016 and 2015, respectively.

Interconnection costs and other telecommunications charges

During 2017, interconnection costs and other telecommunications charges increased by 30% to P$3,537 million from P$2,721 million in 2016 and increased by 1% in 2016 from P$2,686 million in 2015. The increase in 2017 was mainly due to an increase in lease of circuits and use of public network and higher TLRD costs. The increase in 2016 was mainly due to an increase in Roaming traffic and higher TLRD costs.

Interconnection costs and other telecommunications charges include intersegment costs of P$1,521 million, P$1,200 million and P$1,275 million in 2017, 2016 and 2015, respectively, that are eliminated at the consolidated level.

Fees for services, maintenance, materials and supplies

In 2017, fees for services, maintenance, materials and supplies expenses increased by 14% to P$3,384 million from P$2,975 million in 2016 and increased by 23% from P$2,417 million in 2015.

The increase in 2017 was mainly due to higher call center fees and fees for services, mainly due to higher costs recognized to suppliers, partially offset by a decrease in technical maintenance.

The increase in 2016 was mainly due to higher maintenance costs of radiobases, network, identification sites costs and storage costs. There was an increase of maintenance and fees for services mainly due to higher costs recognized to suppliers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Fees for services, maintenance, materials and supplies expenses includes intersegment costs of P$561 million, P$468 million and P$389 million in 2017, 2016 and 2015, respectively, that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

During 2017, taxes and fees with the Regulatory Authority increased by 12% to P$4,413 million from P$3,925 million in 2016 and increased by 28% in 2016 from P$3,071 million in 2015. The increase in 2017 and 2016 was influenced mainly by the increase in revenues and higher taxes on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers, partially offset by a decrease in fees with the Regulatory Authority.

Commissions

In 2017, commissions decreased by 10% to P$2,965 million from P$3,286 million in 2016 and increased by 18% in 2016 from P$2,774 million in 2015. The decrease was mainly due to the decrease in agents’ commissions of P$113 million and the decrease of collection commissions of P$164 million.

Commissions include intersegment costs of P$95 million, P$59 million and P$48 million in 2017, 2016, and 2015, respectively, that are eliminated at the consolidated level.

Cost of equipment and handsets

During 2017, the cost of equipment and handsets sold increased by 5% to P$6,035 million from P$5,749 million in 2016 and increased by 33% from P$4,328 million in 2015. The increase in cost of mobile handsets in 2017 is related to the increase in the average unit cost of sales (an increase of 21% as compared to 2016), which was partially offset by a decrease in units of handsets sold (a decrease of 13% as compared to 2016). The increase in cost of mobile handsets in 2016 is related to the increase in the average unit cost of sales (an increase of 39% as compared to 2015), which was partially offset by a decrease in units of handsets sold (a decrease of 4% as compared to 2015). Cost of equipment and handsets are net of costs capitalized as SAC (P$60 million in 2017, which is -P$23 million, or 28%, lower than in 2016).

Advertising

During 2017, advertising expenses including media, promotional and institutional campaigns, amounted to P$915 million, representing an increase of 42% from P$644 million in 2016, mainly due to an increase in media campaigns. During 2016, advertising expenses increased by 3% from P$628 million in 2015, mainly due to an increase in media campaigns of Personal related to the launch of 4G services throughout the country.

Cost of VAS

Cost of VAS amounted to P$614 million in 2017 (a decrease of 54% as compared to 2016). This decrease was mainly due to the lower revenues from VAS in the Personal Mobile Services Segment as a result of the reduction in the number of content providers carried out within the framework of reorganization of this business performed by Personal in 2016. Such costs were P$1,329 million and P$1,136 million in 2016 and 2015, respectively.

Provisions

During 2017, we recorded a loss of P$406 million in provisions compared with a loss of P$109 million and a loss of P$96 million recorded in 2016 and 2015, respectively. The increase in 2017 was mainly due to higher regulatory and labor claims. The increase in 2016 was mainly due to higher regulatory, tax and municipal claims (an increase of P$40 million as compared to 2015).

Bad debt expenses

In 2017 bad debt expenses amounted to P$844 million (a decrease of 11% as compared to 2016). In 2016, bad debt expenses amounted to P$951 million representing an increase of 106% from P$462 million in 2015. The total decrease in 2017 is mainly due to a greater efficiency in debt management. The major increase in 2016 is a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Personal to its post-paid and “Abono Fijo” subscribers.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other operating expenses increased by 26% to P$1,740 million in 2017 from P$1,378 million in 2016 and increased by 44% from P$960 million in 2015. The increase in 2017 was primarily a result of higher prices of related services, especially transportation, freight and travel expenses; and the increase in rent prices, as a result of new agreements and the renegotiation of some existing ones. Other operating expenses included intersegment costs of P$225 million, P$202 million and P$117 million in 2017, 2016, and 2015, respectively, that are eliminated at the consolidated level.

Depreciation and Amortization

During 2017 depreciation of PP&E and amortization of intangible assets increased by 10% to P$3,961 million from P$3,614 million in 2016 and increased by 43% from P$2,520 million in 2015. During 2017, the increase in PP&E depreciation amounted to P$237 million and the increase in amortization of SAC amounted to P$121 million. The mentioned increases were partially offset by a decrease in amortization of other intangible assets which amounted to P$11 million.

Disposals and Impairment of PP&E

Disposals and Impairment loss of PP&E amounted to P$295 million in 2017, mainly due to the mobile access modernization for the introduction of 4G technology. Impairment of PP&E amounted to P$384 million in 2016 related mainly due to the mobile access modernization for the introduction of 4G technology.

Operating Income

In 2017, our operating income from the Personal Mobile Services segment was P$10,143 million, representing an increase of 60% from P$6,320 million in 2016, and increased of 22% from P$5,160 million in 2015. Operating income represented 24% of revenues in 2017 for this segment and 18% of revenues in 2016 and in 2015. The increase in operating income was mainly due to the growth in outbound services revenues, partially offset by increases in operating expenses and depreciation and amortization costs as explained above.

(B.3) Núcleo Mobile Services Segment

The Núcleo Mobile Services Segment includes Núcleo, Personal Envíos, which is a company controlled by Núcleo that was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No.6 issued on March 30, 2015 and Tuves Paraguay since July 1, 2017 (see Item 4 — Information on the Company — Mobile Telecommunications Services in Paraguay — Núcleo).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Results of operations from our Núcleo Mobile Services segment for 2017, 2016 and 2015 are comprised as follows:

	Years Ended December 31,			% of Change
	2017 (2)	2016 (3)	2015 (3)	2017-2016	2016-2015
	(P$ million)			Increase / (Decrease)
Revenues (1)	2,997	2,648	1,717	13	54
Other Income	—	1	—	n/a	n/a
Operating expenses (without depreciation and amortization) (4)	(1,890)	(1,812)	(1,149)	4	58
Depreciation and amortization	(731)	(687)	(392)	6	75
Disposals and Impairment of PP&E	—	—	1	—	n/a
Operating income	376	150	177	151	(15)

(1)   Includes intersegment revenues of P$6 million, P$6 million and P$11 million in 2017, 2016 and 2015, respectively.

(2)   Includes operations of Personal Envíos. Its operations are not material. Additionally includes operations of Tuves Paraguay. Its operations are not material.

(3)   Includes operations of Personal Envíos. Its operations are not material.

(4)   Includes intersegment costs of P$41million, P$32 million and P$23 million in 2017, 2016 and 2015, respectively.

Revenues and Other Income

During 2017, total revenues from Núcleo increased by 13% to P$2,997 million from P$2,648 million in 2016. The increase was mainly due to the appreciation of the Guaraní as compared to P$ of 17% in 2017 and to the Internet revenues related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of December 31, 2017, Núcleo’s subscriber base reached 2.4 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 83% and 17% in 2017, respectively.

Internet revenues to third parties amounted to P$1,294 million (+32% vs. 2016) and represented 45% of Núcleo Mobile Services segment services revenues (vs. 41% in 2016).

During 2016, total revenues from Núcleo increased by 54% to P$2,648 million from P$1,717 million in 2015. This increase was mainly due to the 46% appreciation of Guaraní and due to the Internet revenues increase related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of December 31, 2016, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 82% and 18% in 2016, respectively.

Internet revenues to third parties amounted to P$978 million (+72% vs. 2016) and represented 41% of Núcleo Mobile Services segment services revenues (vs. 37% in 2015).

During 2017, handset revenues decreased by 59% to P$106 million from P$260 million in 2016 and increased by 64% from P$159 million in 2015.

Revenues from our Núcleo Mobile Services segment for 2017, 2016 and 2015 are comprised as follows:

	Years Ended December 31,			% of Change
	2017	2016	2015	2017-2016	2016-2015
	(P$ million)			Increase/(Decrease)
Outbound	2,525	1,962	1,236	29	59
Inbound	141	127	89	11	43
Other	219	293	222	(25)	32
Service revenues	2,885	2,382	1,547	21	54
Equipment	106	260	159	(59)	64
Subtotal third-party revenues	2,991	2,642	1,706	13	55
Intersegment	6	6	11	—	(45)
Total revenues	2,997	2,648	1,717	13	54

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment increased by 4% to P$1,890 million in 2017 from P$1,812 million in 2016 (mainly due to the appreciation of the Guaraní as compared to P$ of 17% in 2017) and increased 58% in 2016 from P$1,149 million in 2015. In line with our increases in revenues, during 2017 and 2016, all items in the cost structure of the Núcleo Mobile Services segment experienced increases, except for costs of equipments and handsets and bad debt expenses in 2017. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff. Detailed below are the major components of the operating expenses for the years ended December 31, 2017, 2016 and 2015 related to Núcleo Mobile Services segment:

	Years Ended December 31,			% of Change
	2017	2016	2015	2017-2016	2016-2015
	(P$ million)			Increase/(Decrease)
Employee benefit expenses and severance payments	217	199	129	9	54
Interconnection costs and other telecommunications charges	220	200	154	10	30
Fees for services, maintenance, materials and supplies	280	229	152	22	51
Taxes and fees with the Regulatory Authority	113	82	54	38	52
Commissions	344	295	199	17	48
Cost of equipment and handsets	125	303	185	(59)	64
Advertising	109	104	78	5	33
Cost of VAS	215	117	82	84	43
Provisions	1	—	—	100	—
Bad debt expense	76	125	23	(39)	443
Other operating expenses	190	158	93	20	70
Total Núcleo Mobile Services(1)	1,890	1,812	1,149	4	58

(1)    Includes intersegment cost of P$41 million, P$32 million and P$23 million in 2017, 2016 and 2015, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 2017, employee benefit expenses and severance payments increased 9% to P$217 million from P$199 million in 2016. During 2016, these costs increased 54% from P$129 million in 2015. Núcleo Mobile Services segment had 398, 408 and 413 employees as of December 31, 2017, 2016 and 2015, respectively.

Interconnection costs and other telecommunication charges

During 2017, interconnection costs and other telecommunication charges increased 10% to P$220 million from P$200 million in 2016 and increased 30% in 2016 from P$154 million in 2015. The increase in 2017 was mainly due to an increase in lease of circuits and in TLRD costs. The increase in 2016 was mainly due to an increase in TLRD costs.

Fees for services, maintenance, materials and supplies

During 2017, fees for services and maintenance, materials and supplies totaled P$280 million, representing an increase of 22% from P$229 million in 2016. During 2016, they increased 51% from P$152 million in 2015.

Taxes and fees with the Regulatory Authority

During 2017, taxes and fees with the Regulatory Authority increased 38% to P$113 million from P$82 million in 2016 and increased 52% from P$54 million in 2015. The increase in each year was mainly attributable to the increase in total segment revenues.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Commissions

During 2017, commissions increased 17% to P$344 million from P$295 million in 2016. During 2016, commissions increased 48% from P$199 million in 2015. The increase in 2017 was mainly due to an increase in commissions for distribution of prepaid cards, agent commissions, and other commissions. The increase in 2016 was mainly due to an increase in agent commissions and commissions for distribution of prepaid cards.

Cost of equipment and handsets

During 2017, the cost of equipment and handsets decreased to P$125 million from P$303 million in 2016, representing a decrease of 59%. During 2015, the cost of equipment and handsets was P$185 million. The decrease in 2017 was mainly due to a decrease in handsets sold. The increase in 2016 was mainly due to the increase of the customer upgrade of mobile handsets as a result of technological advances and new service offerings.

Advertising

During 2017, advertising expenses including media, promotional and institutional campaigns, increased 5% as compared to 2016 and amounted to P$109 million.

During 2016 and 2015, advertising expenses including media, promotional and institutional campaigns, amounted to P$104 million and P$78, respectively.

Cost of VAS

Cost of VAS increased 84% million to P$215 million in 2017 from P$117 million in 2016. Such costs were P$82 million in 2015.

Bad debt expenses

In 2017 bad debt expenses amounted to P$76 million (a decrease of 39% as compared to 2016). In 2016, bad debt expenses amounted to P$125 million representing an increase of 443% from P$23 million in 2015. The total decrease in 2017 is mainly due to a greater efficiency in debt management. The major increase in 2016 is a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Núcleo to its post-paid and “Plan Control” subscribers.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 20% to P$190 million in 2017 and increased 70% in 2016 to P$158 million from P$93 million in 2015.

Depreciation and Amortization

During 2017, depreciation of PP&E and amortization of intangible assets increased 6% to P$731 million from P$687 million in 2016. During 2016, depreciation of PP&E and amortization of intangible assets increased 75% from P$392 million in 2015. The increase was mainly due to the appreciation of the Guaraní of 17% in 2017, and the result of higher investment in PP&E and intangible assets, partially offset by a reduction in the level of depreciation due to the end of the amortization period for certain assets.

Operating Income

In 2017, our operating income from the Núcleo Mobile Services segment was P$376 million, representing an increase of 151% from P$150 million in 2016, which represent 13% and 6% of total revenues for this segment in 2017 and 2016, respectively. In 2015, our operating income was P$177 million, representing 10% of total revenues for this segment.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect that the main source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from first class financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures, operating expenses, dividend payments to its shareholders, payments of financial debt and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient for its present requirements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years.

The General Ordinary Shareholders’ Meeting of Telecom Argentina held on December 28, 2017 approved the Global Notes Program, up to a maximum outstanding amount as of the date of issuance of each class or series of US$3,000 million or its equivalent in other currencies for a maximum term of five years.

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

Under this program, on December 10, 2015, Telecom Personal has successfully completed the issuance of Series I and Series II notes for a total nominal value of P$720.5 million. Additionally, on November 16, 2016 Telecom Personal also completed the issuance of Series III and Series IV notes for a total nominal value of almost P$722.0 million and US$77.9 million, respectively. See “—Debt Obligations and Debt Service Requirements” below.

Additionally, during October 2016 Personal and the IFC signed a loan agreement for an amount of US$ 400 million. Also, on April 7, 2017 Personal and the IIC subscribed a loan agreement for an amount of US$ 100 million maturing in September 2022.

Moreover, on February 2, 2018, we acknowledged the acceptance of our loan request for an amount up to US$ 1,000 million to be made available to us in one or more disbursements, and with a 12-month tenor. The proceeds from the loan will be used by us for the integration of working capital, investments in physical assets or other general corporate purposes. On February 9, 2018, US$ 650 million were received, while US$ 350 million were received on March 9, 2018.

We do not expect any implications on the sources of liquidity and the sources of funds as a result of the Reorganization. See “Item 4—Information on the Company—Introduction—Recent Developments—The Reorganization.”

The table below summarizes, for the years ended December 31, 2017, 2016 and 2015, Telecom’s consolidated cash flows:

	Years ended December 31,
	2017	2016	2015
	(P$ million)

Cash flows provided by operating activities	19,332	11,365	6,812
Cash flows used in investing activities	(14,294)	(11,340)	(9,651)
Cash flows (used in) provided by financing activities	(6,296)	2,828	2,950
Net foreign exchange differences on cash and cash equivalents	144	222	75

(Decrease)/Increase in cash and cash equivalents	(1,114)	3,075	186
Cash and cash equivalents at the beginning of the year	3,945	870	684

Cash and cash equivalents at the end of the year	2,831	3,945	870

As of December 31, 2017, 2016 and 2015, we had P$2,831 million, P$3,945 million and P$870 million in cash and cash equivalents, respectively.

Cash flows from operating activities: The breakdown of the net cash flow provided by operating activities is as follows:

	Years ended December 31,
	2017	2016	2015
	(P$ million)
Collections
Collections from customers	71,113	55,928	41,930
Interests from customers	762	366	182
Interests from investments	670	59	190
Mobile operators collections	1,282	885	843
Subtotal	73,827	57,238	43,145

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Payments
For the acquisition of goods and services and others	(19,557)	(17,120)	(12,784)
For the acquisition of inventories	(5,520)	(5,383)	(6,343)
Salaries and social security payables and severance payments	(11,669)	(9,113)	(6,885)
CPP payments	(1,132)	(393)	(413)
Income taxes (includes tax returns and payments in advance)	(2,400)	(1,700)	(1,631)
Other taxes and taxes and fees with the Regulatory Authority	(13,399)	(10,731)	(7,775)
Foreign currency exchange differences related to the payments to suppliers	(818)	(1,433)	(502)
of which: Inventory suppliers	(269)	(295)	(182)
PP&E suppliers	(425)	(1,467)	(188)
Other suppliers	(119)	(144)	(31)
NDF	(5)	473	(101)
Subtotal	(54,495)	(45,873)	(36,333)
Net cash flow provided by operating activities	19,332	11,365	6,812

Cash flows used in investing activities were P$14,294 million, P$11,340 million and P$9,651 million in 2017, 2016 and 2015, respectively, and includes the payment for the acquisition of 4G licenses P$2,256 million in 2015. The increase of P$2,954 million in 2017 was mainly due to an increase in PP&E capital expenditures (mainly due to the modernization of the Mobile technology) and higher acquisitions of Government Bonds and investment not considered as cash and cash equivalents. The increase in 2016 was mainly due to an increase in PP&E capital expenditures (mainly due to the modernization of the mobile technology).

Cash flows used in financing activities were P$6,296 million in 2017, while cash flows provided by financing activities were P$2,828 million 2016 and P$2,950 million in 2015. The increase in 2017 was mainly due to higher dividend payments and lower proceeds from financial debt. The decrease in 2016 as compared to 2015 was mainly due to higher payments of loans and dividends, partially offset by higher proceeds of financial debts.

NDF and US Dollar bonds

During 1Q 2017, the Telecom Group entered into several NDF agreements to hedge the fluctuation of LIBO rate from the “IFC” loan amounting to US$ 400 million. The agreements effective from March 15, 2017 hedge an amount of US$ 300 million, while those effective from September 15, 2017 hedge the outstanding US$ 100 million. Such NDF allow fixing the variable rate all along the loan term in a range between 2.087% and 2.4525% nominal annual rate (resulting in a weight average of 2.2258%).

As of December 31, 2017, the Group recognized a liability of P$17 million which is included in loans (P$8 million current and P$9 million non-current). Likewise during year 2017 the Group recognized losses amounting to P$36 million related with this contracts which are included in interest on loans in financial results.

During 2Q 2017, the Group entered into several NDF agreements to hedge the fluctuation of the exchange rate from the “IFC” loan amounting to US$ 53.5 million fixing the average exchange rate in P$18.30, expiring between February and April 2018.

As of December 31, 2017, the Group recognized a receivable of P$59 million which is included in other current receivables and holds a reserve of P$6 million in other comprehensive income in the equity. Consequently, during year 2017 the Group recognized gains amounting to P$53 million related with this contract which is included in financial results.

During 3Q 2017, the Group entered into several NDF agreements to hedge the fluctuation of LIBO rate from the “IFC” loan amounting to US$ 40 million. Such NDF were agreed in two tranches of US$ 20 each one, both of them starting on March 15, 2018 and fixing the variable rate all along the term of the loan to 2.1325% and 2.085% nominal annual rate, respectively.

As of December 31, 2017, the Group recognized a receivable of P$4 million which is included in other receivables (P$2 million current and P$2 million non-current) with counterpart in other comprehensive income in the equity.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

On the other hand, during year 2017, the Group entered into several NDF agreements to hedge the fluctuation of the exchange rate from certain commercial obligations for an amount of US$6.3 million fixing the average exchange rate in P$18.94 expiring between March and August 2018.

As of December 31, 2017, the Group recognized a receivable of P$6 million which is included in other current receivables. Likewise during year 2017 the Group recognized gains amounting to P$6 million related with this contracts which are included in foreign currency exchange rate gains in financial results.

Additional information regarding Financial Instruments is set forth in Note 20 to our Consolidated Financial Statements.

Debt Obligations and Debt Service Requirements

Telecom Argentina has bank overdrafts amounting to P$139 million (including accrued interest) as of December 31, 2017.

The Indebtedness of Telecom Argentina as of December 31, 2017 was as follows:

Bank and other financial entity loans

•                  On July 5, 2016, Personal (entity absorbed by Telecom Argentina) accepted an offer from the IFC for the assessment and transfer of funds for purposes of financing investment needs, working capital and debt refinancing for an amount of up to US$400 million.

In October 2016, Personal (entity absorbed by Telecom Argentina) and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$400 million and for a six-year period, payable in eight equal half-yearly installments since the 30th month, with a 6-month LIBO rate + 400bp. This loan was used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments for this type of financial transaction (on October 26, 2016, Personal received US$ 392.5 million, equivalent to P$5,961 million as of the date of the disbursement).

•                  Additionally, in April 2017, Personal (entity absorbed by Telecom Argentina) and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$100 million and with maturity date on September 2022, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions (on September 18, 2017 Personal received US$ 100 million, equivalent to P$1,749 million as of the date of the disbursement, that net of expenses amounted to P$1,723 million).

Núcleo:

As of December 31, 2017, Núcleo’s outstanding debt (bank loans and bank overdrafts) is denominated in Guaraníes and amounted to approximately P$402 million (including accrued interest).

Additional information regarding terms and conditions of the Telecom Group’s loans as of December 31, 2017 is set forth in Note 12 to our Consolidated Financial Statements.

The balance of the loans of the Telecom Group amounts to P$9,735 million as of December 31, 2017 (including accrued interest).

Global Programs for issuance of Notes

Personal (entity absorbed by Telecom Argentina) issued the following notes under the Medium Term Notes Global Program mentioned in “Sources and Uses of Funds” above, with the following terms and conditions:

•                  Series I: with a maturity of 18 months from the date of issuance and settlement for a nominal value of P$571.5 million, at a combined rate (fixed rate of 28.5% up to the 6th month and variable rate from the 7th month, BADLAR rate + 375bps). Series I have been fully amortized in June 2017.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

•                  Series II: with a maturity of 36 months from the date of issuance and settlement, with a nominal value of P$149 million, at a combined rate (fixed rate of 28.75% up to the 9th month and variable rate from the 10th month, BADLAR rate + 400bps).

•                  Series III, denominated in pesos at a floating rate and with a maturity of 18 months from the date of issuance and settlement, and for a nominal value of approximately P$722 million, at a variable rate (BADLAR Privada rate + 290bps).

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

The balance of Series II, III and IV notes of Personal as of December 31, 2017 amounted to approximately P$2,344 million (including accrued interests). The Series I notes were paid in full on their due date.

On December 28, 2017, Telecom Argentina held an a General Ordinary Shareholders’ Meeting that approved a Notes Global Program for a maximum outstanding amount of US$ 3,000 million or its equivalent in other currencies. The delegation of powers in the Board of Directors was also approved to determine and modify the terms and conditions of the Program as well as to establish the issuance opportunities.

Liquidity

The liquidity position of Telecom Argentina is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, from its subsidiaries, if any.

The Group’s working capital breakdown and its main variations are disclosed below:

	2017	2016	Variation
	(P$ million)
Trade receivables	8,636	7,577	1,059
Other receivables (not considering financial NDF)	1,431	1,011	420
Inventories	1,854	1,278	576
Current liabilities (not considering financial debt)	(18,793)	(13,245)	(5,548)
Operative working capital - negative	(6,872)	(3,379)	(3,493)
As % of Revenues	(10.5)%	(6.4)%

Cash and cash equivalents	2,831	3,945	(1,114)
Financial NDF	60	—	60
Investments	3,426	1,751	1,675
Current financial debt	(3,194)	(3,266)	72
Net Current financial asset	3,123	2,430	693

Negative working capital (current assets — current liabilities)	(3,749)	(949)	(2,800)
Liquidity rate	0.83	0.94	(0.11)

The Telecom Group has an intensive working capital structure that obtains financing from its suppliers (especially PP&E suppliers) for longer terms than those provided to its customers and from financial entities. According to this, the negative operating working capital amounted to P$6,872 million as of December 31, 2017 (increasing P$3,493 million vs. December 31, 2016) showing higher levels of suppliers financing (10.5% of consolidated revenues as of December 31, 2017 vs. 6.4% of consolidated revenues as of December 31, 2016).

During 2017 the Telecom Group continued demanding funds to the financial market in Argentina, what has allowed financing the Group’s growth in PP&E and intangible assets at very reasonable rates. The Group was rated “AA + (arg)” by FIX SCR S.A (the notes issued by Telecom Personal, entity absorbed by Telecom Argentina) related to the Group’s operating cash flow record

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

and low leverage (net debt over EBITDA amounts to 0,2x). All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of P$3,749 million as of December 31, 2017, resulting from an increase in negative operating working capital amounting to P$3,493 million partially offsetted by an increase in net current financial asset of P$693 million.

These increases in absolute terms have modified our consolidated liquidity ratio (current assets/current liabilities), which amounted to 0.83.

The Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Group and the merger by absorption with Cablevisión since January 1, 2018 makes it possible to obtain financial resources for longer terms at a reasonable cost. The Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it to preserve its financial health for the benefit of its investors.

Telecom manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Telecom Group maintains a liquidity policy that results into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Telecom Group has consolidated cash and cash equivalents amounting to P$2,831 million (equivalent to US$ 153 million) as of December 31, 2017 (in 2016, P$3,945 million, equivalent to US$ 250 million). The Telecom Group has bank credits and a program of Notes that allow financing its short-term obligations and an investment plan in addition to the operative cash flow for the next years.

Moreover, on November 30, 2017, the General Ordinary Shareholders’ Meeting approved the delegation of powers into the Board of Directors of the Company to withdraw up to the amount of P$6,940.5 million from the “Voluntary reserve for future dividends payments” and to arrange the distribution of the withdrawn funds in concept of cash dividends, in one or more installments and in the amounts and dates determined by the Board of Directors. In accordance to these delegated powers, the Company’s Board of Directors on its meeting on December 18, 2017, resolved to withdraw the amount of P$4,150,312,272 of the aforementioned Reserve and to distribute that amount as cash dividends, which were made available to Shareholders as from December 29, 2017.

On December 18, 2017, Cablevisión S.A. informed the declaration of dividends of P$4,077,790,056 to be paid to its shareholders, Cablevisión Holding S.A., Fintech Media LLC and VLG Argentina LLC a pro rata of its share holdings whose payment was pending as of the Merger Effective Date. On January 8, 2018, Telecom Argentina S.A., the surviving company of Cablevisión S.A., proceeded to cancel the aforementioned obligation.

In addition, the Ordinary General Shareholders’ Meeting celebrated on January 31, 2018, approved the delegation of powers into the Board of Directors to order the total or partial withdrawal of the “Voluntary reserve for future dividends payments” and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors, being these delegated powers able to be exercised until before the celebration of the next Ordinary Annual Shareholders’ Meeting. In accordance to these delegated powers, the Company’s Board of Directors on its meeting held on January 31, 2018, resolved to withdraw the amount of $9,729,418,019 from the “Voluntary reserve for future dividends payments” of Telecom Argentina as of December 31, 2017 and to distribute that amount as cash dividends in two installments according to the following: a) the amount of $2,863,000,000, which was made available on February 15, 2018 b) the remaining difference, that is the amount of $6,866,418,019, was to be made available on April 30, 2018, being the Board of Directors able to anticipate such payment if it deems appropriate in the future. Later, the Board of Directors of Telecom Argentina on its meeting dated March 7, 2018 decided to anticipate the date when the second dividend installment will be made available to March 27, 2018 or in the prior date that the Chairman of the Company determines. Finally, the aforementioned second dividend installment was made available on March 21, 2018. as resolved by the Chairman of the Company in use of the faculties delegated by the Board of Directors.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Moreover, the Board of Directors of Telecom Argentina approved on January 31, 2018 the distribution of interim cash dividends, for the amount of P$10,143,505,599, in accordance with what it is foreseen in section 224, 2° paragraph of the GCL, being these subject to ratification from the Ordinary Shareholders’ Meeting that considers the documentation for the fiscal year ended December 31, 2017. The aforementioned amount corresponds to the sum of the net income (liquid and realized) for the period between January 1, 2017 and September 30, 2017, that arises from the Special Purpose Unconsolidated Financial Statements of Telecom Argentina as of this last date ($5,640,728,444) and from the Special Purpose Unconsolidated Financial Statements of Cablevisión S.A. (company absorbed by merger by Telecom Argentina) to this same date ($4,502,777,155). The mentioned dividends were made available to shareholders on February 15, 2018.

Telecom Argentina’s Board of Directors, at its meeting held on March 19, 2018, convened an Ordinary Shareholders’ meeting to be held on April 25, 2018, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2017, net of P$5,640,728,444 distributed in advance, that is to say P$1,989,254,041, and the allocation of Cablevisión’s retained earnings as of December 31, 2017 net of P$4,502,777,155 distributed in advance, that is to say P$1,311,975,449.

The proposal of the Board of Directors is to: (i) ratify the advance distribution of dividends of P$5,640,728,444 resolved by the Board at its meeting of January 31, 2018, based on the Special-purpose Unconsolidated Financial Statements of Telecom Argentina as of September 30, 2017; (ii) allocate P$1,989,254,041, to set up the “Voluntary reserve for future dividends payments”; and (iii) delegate power to Telecom Argentina’s Board of Directors so that, based on the evolution of the business, it may determine the withdrawal, in one or more times, of an amount up to P$994,627,020 from the ‘Voluntary reserve for future dividends payments’ for distribution to the shareholders as cash dividends, enabling such delegated powers to be exercised until December 31, 2018.

With respect to Cablevisión’s retained earnings, the proposal of the Board of Directors is to: (i) ratify the advance distribution of dividends of P$4,502,777,155 resolved by the Board at its meeting of January 31, 2018, based on the Special-purpose Unconsolidated Financial Statements of Cablevisión as of September 30, 2017; (ii) allocate P$1,311,975,449, to set up a “Facultative Reserve to Maintain the Level of Investments in Capital Goods and the Current Level of the Company’s Solvency.”

Dividends paid by Telecom from the year 2017 to the date of issuance of this Annual Report are disclosed in the table below:

Distribution date	Amount (*)	Approved by	Results /Reserve from
December 29, 2017	4,150	Telecom	Telecom
December 29, 2017 (***)	3	Sofora	Sofora
January 8, 2018 (***)	4,078	Cablevisión	Cablevisión
February 15, 2018 (**)	5,641	Telecom	Telecom
February 15, 2018 (**)	4,503	Telecom	Cablevisión
February 15, 2018	2,863	Telecom	Telecom
March 21, 2018	6,866	Telecom	Telecom
Total	28,104

(*) Approximate amount in millions of P$.

(**)  Dividends distributed in advance, to be ratified in the Ordinary Shareholders’ meeting to be held on April 25, 2018

(***) Dividends approved by companies absorbed by Telecom before the Reorganization and Merger effective dates.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

Capital Expenditures

In the Mobile Services segment, investments were oriented mainly to the deployment of 4G technology, to achieve increasing coverage and capacity in various cities of Argentina. This objective was reached through the startup of new sites, together with replacement and modernization of existent sites.

In respect of fixed access network, 2017 reaffirms our decision to focus investments in technologies and solutions to increase substantially broadband offered to users, mainly with GPON (FTTH) technology, which continued been deployed in different regions of the country. Our work plans allow satisfying the various services requirements for business, large buildings, and urban developments.

In respect of transport network, continuing with precedent year plans, investments were done to deploy new interurban paths of optical fiber, increase Backbone IP capacity, setting-up of new contents POPs, and increment of capacity and availability of DWDM network.

Also new equipment was installed for the Metro Ethernet network and for the evolution and extension of the regional transport networks, mainly in PTN (Packet Transport Network).

See “Item 3—Key Information—Risk Factors—Risks relating to Telecom and its Operations—We operate in a competitive environment that may result in a reduction in our market share in the future.” We expect to finance our capital expenditures through cash generated from our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its service prices, the increase of its operating costs due to inflation and the increase of the cost of imported materials as they may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

We estimate that our capital expenditures for the year 2018 will be approximately 24% of consolidated revenues.

Taxes

Turnover Tax

Under Argentine tax law, Telecom Argentina is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2017, 2016 and 2015, depending on the jurisdiction or goods and services subject to the tax.

On January 2, 2018, Law No. 27,429 enforced a “Fiscal Consensus” signed between the PEN and representatives of the Provinces and the Autonomous City of Buenos Aires. Among other issues, the provinces assumed the commitment to apply tax rates not higher than those for each activity and period that are set in the Annex to the Consensus (in the case of communications services 5% in 2018 reducing to 3% in 2022 and in the case of mobile service 7% in 2018 reducing to reach 5% in 2022).

Income Tax

Our income tax rate is, up to fiscal year 2017, 35% of net taxable income for the companies located in Argentina, 10% for Núcleo, Envíos and Tuves Paraguay in Paraguay and 39.5% (34% Federal Tax and 5.5% State Florida Tax) for Telecom Argentina USA in the United States. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net taxable income than the methodology used for the preparation of our

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Consolidated Financial Statements under IFRS. The differences between the methodology of computing income under the tax regulations and under IFRS make it difficult to determine the taxable net income from our income statements. For instance, some deductions from income normally accepted for accounting purposes are not deductible for tax purposes and, accordingly, must be added back to the income tax base when assessing this liability. Law No 27,430 decreases the corporate income tax rate from 35% to 30% for fiscal years starting  January 1, 2018 to  December 31, 2019, and to 25% for fiscal years starting  January 1, 2020 and onwards.

Pursuant to U.S. Federal tax reform, the new U.S. corporate federal tax rate is 21% from 2018 onwards.

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

As per Argentine tax law, income tax paid abroad and withholding tax are recognized as tax credits with certain quantitative limits.

Net losses in Argentina can generally be carried forward and applied against future taxable income for five years. However, Paraguayan law does not permit the carry-forward of such losses.

Taxation on Dividends

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), to Argentine resident individuals and foreign beneficiaries were subject to income tax at a 10% rate. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, no withholding tax is to be levied on dividends distributed to either Argentine or non-Argentine resident shareholders since then. This treatment applies only to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

Likewise, the portion of those dividends exceeding the company’s accumulated net taxable income (as determined by application of the Argentine Income Tax Law), if any, is subject to a 35% withholding tax on such excess (the “Equalization Tax”). For purpose of the Equalization Tax, the amount of accumulated net taxable income to be considered shall be determined by (1) deducting the income tax paid by the company, and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are to be subject to a tax treatment different from the one previously described, based on the recent enactment of a comprehensive tax reform -Law No. 27,430-, published in the Official Gazette on December 29, 2017, and generally effective since January 1, 2018.

Pursuant to Law No. 27,430 dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) to Argentine resident individuals and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting January 1, 2018 to December 31 2019, and at a 13% rate on profits accrued in fiscal years starting 1 January 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax should apply.

Capital gains

The results derived from the transfer of shares and other equity interests, bonds and other securities of Argentine companies are subject to Argentine capital gains tax, regardless of the type of beneficiary who realizes the gains.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Capital gains obtained by Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law and local branches of non-Argentine entities) derived from the sale, exchange or other disposition of shares are subject to income tax at the corporate rate on net income. Recently, Law No. 27,430 decreased the corporate income tax rate from 35% to 30% for fiscal years beginning on January 1, 2018 to December 31, 2019, and to 25% for fiscal years beginning on January 1, 2020 and onwards.

Individual resident’s capital gains tax

Law No 27,430 established that as from January 1, 2018, gains realized by Argentine resident individuals  from the sale, transfer or disposition of shares, securities representing shares and certificates of deposit of shares are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.  For periods prior to 2018, it is currently under discussion the extent of the exemption (established by Law 26,893 and its implementing decree 2334/2013) applicable to the sale of shares and other securities through a stock exchange market, so as to determine whether it applies only sales of securities made in stock exchanges duly authorized by the CNV or in any stock exchanges.

Nonresident’s capital gains tax

Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between nonresidents.

Law No 27,430 provides that the capital gains tax applicable to nonresidents for transactions entered into between September 23, 2013 (when Law No. 26893 became effective) and December 30, 2017, is still due and regulations will state the mechanism to have it paid.  However, no taxes will be claimed to nonresidents with respect to past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) 4.227, which will come into effect on April 26, 2018, stipulates that the income tax should be paid to the AFIP under the following procedures: (i) in case the securities were sold through an Argentine stock exchange market, and the withholding has been made, then the withholder must pay the tax, (ii) in case the securities were sold but not through an Argentine stock exchange market and there is an Argentine buyer involved, then the Argentine buyer should pay the income tax; and (iii) when both the seller and the buyer were foreign beneficiaries and the sale was not performed through an Argentine stock exchange market, the person liable for the tax is the buyer and the payment shall be made through an international bank wire transfer to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 is due on June 11, 2018.

In turn, Law 27,430 and Decree 279/2018, maintain the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by nonresidents. However, nonresidents are exempt from the capital gains tax on gains realized from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, or the funds used for the investment proceed from, jurisdictions considered as cooperating for purposes of the exchange of tax information.

In addition, it is clarified that, from 2018 onward, gains from the sale of ADSs will be treated from Argentine sources.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

foreign beneficiaries reside in, or the funds arise from, jurisdictions not considerd as cooperative for purposes of fiscal transparency, a 35% tax rate on the the net capital cagin or at a 31.5% effective rate on the gross price should apply. As per the law, the Executive Power will be required to publish a list of “non-cooperating” jurisdictions. Meanwhile, to determine if a jurisdiction is “cooperating or not,” the list published by AFIP according to Decree 589/2013 should be consulted.

In such scenarios, according to General Resolution (AFIP) 4227, the income tax should be withheld and paid to the AFIP under the following procedures: (i) in case the securities were sold by a foreign beneficiary, through an Argentine stock exchange market, the custodian entity should withhold and pay the tax if it is involved in the payment process; if it is not involved in the payment process but there is an Argentine buyer involved, the Argentine buyer should withhold the income tax (ii) in case the securities were sold by a foreign beneficiary, but not  through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (iii) when both the seller and the buyer are foreign beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred or directly by the seller, in the event that there is no local legal representative. In this case, the payment shall be made through an international bank via wire transfer to the AFIP.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from the holding and disposing of ADSs or Class B Shares.

Assets - Tax revaluation option

Law No 27,430 establishes an option for Argentine-resident individuals and companies to step their Argentine-based, income producing assets’ tax basis up. The step-up option can be exercised based on the assets’ tax basis values for the first fiscal period ending after the Law’s entry into force.  Under the law, the new tax basis in the assets will be determined by applying a “revaluation factor,” as established in the law, to the tax basis originally determined in each year or period of the asset’s acquisition or construction. In the case of immovable or movable property qualifying as fixed assets, the value may be determined by an independent appraiser under certain conditions. In addition, the law imposes a one-time special tax on the amount of the revaluation. The applicable rate will vary depending on the assets revaluated:

• Real estate (regarded as capital assets): 8%

• Real estate (regarded as inventories): 15%

• Shares, quotas and other participations in Argentine companies owned by resident individuals: 5%

• All other assets (except inventories and cars, which may not be revaluated): 10%.

The law requires taxpayers that opt for the special revaluation regime to withdraw from any judicial or administrative process in which they are claiming, for tax purposes, an adjustment for inflation and to desist from making a new claim. (See “Item 8—Financial Information—Tax Matters—Income tax - Action for recourse filed with the AFIP”).

As of the date of this Annual Report, Telecom Argentina is evaluating the convenience of exercising this option.

Inflation adjustment for income tax purpose

Law No 27,430 establishes the adjustment for inflation procedures in the Income Tax Law allowing the inflation adjustment for new acquisitions and investments carried out from January 1, 2018 and onwards; the law also allows the application of an integral inflation adjustment mechanism but only when the variation of the Internal Wholesale Price Index (in Spanish, Indice de Precios Internos al por Mayor or IPIM) supplied by the National Institute of Statistics and Censuses (in Spanish, Instituto Nacional de Estadística y Censos or INDEC), is higher than 100% for the 36-month period before the end of the fiscal period.

Thin Capitalization Rules

Argentine Law No. 25,784, modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds by two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments. During fiscal years 2017, 2016 and 2015, Telecom’s deduction of interest expenses was not limited because Telecom was able to meet the conditions required for such deduction.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Law No 27,430, in force for fiscal years beginning after January 1, 2018, eliminates the 2:1 debt-to-equity ratio and establishes a new set of thin capitalization rules.  Pursuant to this amendment, thin capitalization rules apply to interest on financial debt (i.e., interest not accruing on payables for the purchase of goods or services) entered into with related parties (whether local or foreign).  Such interest expense can be deducted up to the higher amount of (i) an amount to be set by Regulations, or (ii) 30% of EBITDA.  This limit can be increased by the excess of such higher amount over the amount of interest actually deducted in the last 3 taxable years, if any.  If thin capitalization rules apply, the nondeductible portion of the interest expense will be carried forward for 5 taxable years, in which it will be added to the interest expense subject to thin capitalization rules to determine whether the limit is reached or not.

Thin capitalization rules do not apply to the following cases, among others:

•                  Interest expense lower to interest income (it is unclear whether such income should be from loans to related parties or from any sources; this topic may be covered by future Regulations).

•                  When the borrower’s interest-to-EBITDA ratio is lower than or equal to the ratio of its economic group’s interest expense on loans from unrelated parties and EBITDA (it is unclear whether the economic group must be Argentine or not; this issue should be covered by future Regulations).

•                  When the lender is subject to tax on such interest, as to be determined by Regulations.

The concept of interest subject to thin capitalization rules include foreign exchange losses and inflation or other index adjustments.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Tax on Minimum Presumed Income

Our companies located in Argentina are required to pay an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of our assets. The value of our assets is determined in accordance with the criteria established under the tax laws. The amount of any income tax paid during the year may be applied against the tax on minimum presumed income that would be payable in such year. The amount of any tax on minimum presumed income paid in excess of the income tax for such year may be carried forward for a period of up to ten years. This excess may be treated as a credit to be applied against the income tax payable in a future year to the extent the tax on minimum presumed income for the year does not exceed income tax payable for such future year. During fiscal years 2017, 2016 and 2015, income tax was higher than tax on minimum presumed income. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income.

According to Law No. 27,260, Tax on Minimum Presumed Income is repealed for fiscal years beginning from January 1, 2019.

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

Pursuant to Law No 27,430 (effective for taxable events occurring as from February 1, 2018) digital services rendered from outside Argentina are subject to value added tax when the services are rendered to VAT taxpayers or consumers by a resident or a foreign party and the effective use of the services is conducted in Argentina. The purchaser of the digital services is liable to assess and remit the VAT to the Argentine tax authorities.

Law No. 27,346 states that since January 1, 2017, VAT for Argentinean residents, such as Telecom Argentina and Telecom Personal will be considered “responsables sustitutos” (substitutes) of the VAT tax that levies services rendered in Argentina by non-residents.

Financial Transactions Tax

The financial transactions tax in levied on certain deposits to and withdrawals from bank accounts with Argentine financial institutions and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an institution regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate in effect since August 1, 2001 has been 0.6% of the transaction volume.

During 2017, 2016 and 2015, we charged to our income statement P$626 million, P$539 million and P$403 million, respectively, of this tax.

On February 6, 2003, the Ministry of Economy and Public Finance, through General Resolution No. 72/03, authorized us to increase the Basic Telephone Services reflecting the impact of the financial transactions tax. Telecom Argentina determined an amount of approximately P$23 million had not yet been recovered that arose prior to the issuance of Resolution No.72/03 and that was not used to offset payment of other taxes. Such amount was recorded under “Other receivables” during 2007 and can be offset with existing and/or future regulatory duties. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Tax on deposits to and withdrawals from bank accounts charged to customers.”

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

Pursuant to Law No 27,432 the PEN may decide that the percentage of the tax that on the date of entry into force of this law is not computable as payment on account of income tax, will be progressively reduced by up to twenty percent (20%) per year as of January 1, 2018, and also may decide that, in 2022, the tax provided for in Law No. 25,413 and its amendments as a payment on account of income tax will be computed in full.

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

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of personal assets tax paid on their behalf and has received partial reimbursement of such taxes. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2017, was approximately P$18 million, which were included in the allowance for doubtful accounts, based on the recoverability assessment made by Telecom Argentina. Whenever applicable, personal assets tax paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and complied with certain other requirements may qualify for an exemption from the personal asset tax paid on behalf of the Shareholders for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should have been filed before March 31, 2017. Telecom Argentina has filed the request. Notwithstanding, we cannot assure that in the future, Telecom Argentina can fulfill those requirements and maintain the referred exemption.

Other Taxes and Levies

We are subject to a levy of 0.5% of our monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in our consolidated income statement within “Taxes and fees with the Regulatory Authority.”

Law No. 25,239 imposes a tax on Personal (entity absorbed by Telecom Argentina) of 4% (tax on mobile and satellite services) of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.167%. Since March 1, 2018, pursuant to Law No 27,430, the rate increases to 5% (5.26% effective tax rate).

Law No. 26,539 amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, is subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, effective from December 1, 2009. Pursuant to Decree No. 979/2017 since November 15, 2017mobile phones are levied at a rate of 10.50%  resulting in an effective tax rate of 11.73%, this rate will decrease until January 2024 when no excise tax will be levied on this transactions. In the case of goods manufactured in Tierra del Fuego, no tax will apply since November 15, 2017.

Since the beginning of 2001, telecommunication services companies have been required to pay a Universal Service tax to fund Universal Service requirements. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Universal Service Regulation.”

Law No. 26,573, which was regulated in 2010, imposes a levy of 1% of the monthly revenues from telecommunication services, excluding prepaid services, which must be collected from the customers. The proceeds of this levy are used to finance the activities of the National Board of High Performance Sport (Ente Nacional de Alto Rendimiento Deportivo — ENARD). Law No. 27,430 repeals this levy since March 1, 2018.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Stamp tax is a provincial tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, various types of contracts, notarial deeds and promissory notes. Each province and the Autonomous City of Buenos Aires has its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved. On January 2, 2018, Law No. 27,429 enforced a “Fiscal Consensus” signed between the PEN and representatives of the Provinces and the Autonomous City of Buenos Aires. Among other issues, the provinces assumed the commitment to apply tax rates not higher than those for each activity and period In the stamp tax, for certain acts and contracts, not higher than 0.75% as of January 1, 2019 with a gradual reduction until its complete elimination as of January 1, 2022.

Local municipalities establish various taxes and fees such as “Safety and hygiene”, “Habilitation and inspection of structures” and “Advertising”, among others.

Telecom Argentina is subject to a radioelectric spectrum fees that are paid to the Regulatory Authority for the use of the radio spectrum.

Law 27,430 gradually reduces the percentage of employers’ contributions to be paid by large companies from 21% to 19.5% in 2022. It establishes a non-taxable base for calculating employers’ contributions of $ 2,400 Argentine pesos for 2018, which will increase until reaching $12,000 Argentine pesos in 2022. The Law gradually phases out employers’ contributions creditable against VAT.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

During 2017, the economic activity grew compared to the previous year with a better expansion rate in the second half of the year and we expect that during next year the macroeconomic context will remain favorable in terms of activity level, recovery of the real wage, consumption and reduction of the inflation rate.

In terms of the regulatory framework, we expect that adjustments to the regulations that govern this sector will be made, favoring the convergence of TIC services and the competition in the industry. We are optimistic about the Government’s intent to renew the regulatory framework and discuss the fundamentals of a convergence law, which will represent a major step forward for the country. With a focus on the convergence of services and in line with the global trend in the sector, we understand that the new regulatory framework should propose a comprehensive approach to communications, contemplating all the players capable of investing in modern and powerful networks to provide high level products and services in Argentina.

It is essential for Argentina to have an adequate connectivity and convergent communication services (fixed and mobile Internet, video and voice) nationwide, to let meet those needs and be in line with the latest global communications technology.

Reaching that goal requires intensive investments, within the framework of the Merger, sustained over time, taking into consideration the exponential and steep growth of the demand for fixed and mobile broadband. That is why Telecom will invest approximately US$ 5,000 million in the 2018-2020 three-year term to boost our infrastructure, integrating a single fixed-mobile network that will provide our customers with unlimited connection possibilities. In that light, we will unify the different networks of Telecom and Cablevisión to boost their strengths and create the network with the highest extension, capacity and coverage of Argentina. A network that will offer the highest connection speed and will adapt to strengthen all the fixed and mobile services for individuals, companies and governments.

Our goal is to develop the best offerings in terms of speed, quality, innovation, value proposition and technological reliability for all the services. We will seek to increase the demand for the products and services of our trademarks and even add new customers developing combined offerings focused on providing connection at all times and from any device.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In terms of fixed broadband, Telecom will maintain the plans for fiber optic cable laying increasingly closer to households, unifying different access technologies to improve browsing speeds and reconverting copper fixed networks into fiber networks or hybrid fiber-coaxial networks to offer customers higher connection speed and allow them to enjoy audiovisual contents that demand high network capacity.

As to the mobile network, we will continue with our strategy to expand network coverage, availability and capacity with the technological reconversion plans, the expansion of the 4G network to more locations and the extension of the 4.5G network, already available in 90% of the coverage area of Personal’s 4G network. We are preparing for the development of 5G technology which supports ultra broadband connection, essential for the most innovative mobile applications and the growth of the connection between devices known as IoT (Internet of Things).

We are favoring the integration and synergy between Personal’s network, Nextel’s network resources and Fibertel’s and Arnet’s fiber optic, in addition to the high capacity and capillarity of the IP transport interurban network, with a new architecture that will allow the company to transport not only own digital contents but also those of third parties.

This single network, Argentina’s most powerful and sustainable one, will allow us to expand the plan for the transformation of contents and IP video services, among which Flow is the most remarkable.

In the corporate world, Telecom will continue to expand its corporate services portfolio to companies that seek to intensify cloud-based solutions, using the infrastructure of our data centers distributed throughout the country.

We will continue to work on our goal of boosting operating excellence to make a better use of the Company’s physical, human and technological resources in order to continue meeting the profitability expectations of our investors.

Customer service is another key pillar of Telecom Argentina. We focus on placing customers at the core of our operations and that is why we are integrally refurbishing our communication platforms, which have an impact on management, charging and billing, with a view to the convergence of processes, commercial offerings and dynamic and omnichannel customer service, mainly geared towards the digital world.

Connectivity is no longer fixed or mobile, it is present in every aspect of everyday life, breaking down the barriers with which services were conceived more than two decades ago. The purpose of Telecom in this new and auspicious stage is to make high speed fixed and mobile connectivity flow a reality, irrespective of the device and location of each customer.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2017 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	3,389	5,730	4,984	—	14,103
Finance Lease Obligations	13	—	—	—	13
Operating lease obligations	681	957	228	143	2,009
Purchase obligations (2)	7,429	699	171	282	8,581
Other long-term liabilities (3)	190	220	48	160	618
Total	11,702	7,605	5,431	586	25,324

(1)          Includes P$1,868 million of future interest.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

The direction and management of Telecom Argentina is vested in the Board of Directors and its executive officers. Telecom Argentina’s bylaws were amended at the Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017 providing for a Board of Directors consisting of (i) no fewer than eleven and no more than seventeen directors and (ii) the same or a lesser number of alternate members. This amendment has not been recorded yet with the IGJ.

As of the date of this Annual Report, Telecom Argentina has eleven directors and eleven alternate directors. Three of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Three of the directors and three of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all of the required authority to manage the corporation, including those for which the law requires special powers. The Board of Directors operates where there is a quorum of the absolute majority of its members and resolves issues by simple majority of votes present, provided that in respect of certain matters (the “Supermajority Matters”) the favorable vote of at least one Director proposed for designation by the Class A and one Director proposed for designation by the Class D is required to pass a resolution. According to Telecom Argentina’s bylaws, the chairman of the Board of Directors (the “Chairman”) has a double vote in the case of a tie, except in respect of Supermajority Matters. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, CVH or Fintech. Directors and alternate directors are normally elected at annual ordinary general meetings of shareholders (“Annual Ordinary Shareholders’ Meetings”) and serve a renewable three-year term. None of Telecom Argentina’s directors have services contracts with Telecom Argentina (or any subsidiary) providing for benefits upon termination of employment as a director.

On January 31, 2018 the Board of Directors organized and approved the internal rules of the Executive Committee, (the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”)) provided for in Article thirteen of our Bylays which shall be in charge of the approval, inter alia, of matters in the ordinary course of business, but without executive responsibilities which shall be in charge of the managers of the Company, the preliminary approval of plans of important significance including the Business Plan and Annual Budget of the Company, prior to its approval by the Board and also certain other duties that were priorly performed by the Comité de Operaciones and the Consejo de Administración which have been eliminated.  The Executive Committee is comprised of 5 members, all of them are required to be Directors of the Company, takes all of its resolution by the unanimous vote of all its members and in case such consent is not obtained in respect of any matter the matter is posted for approval of the Board of Directors.

As established in the Telecom Shareholders’ Agreement between CVH and Fintech, provided that CVH holds a certain percentage of Telecom Argentina Shares, CVH shall be entitled to designate the majority of the directors, alternate directors, members of the Supervisory Committee, Executive Committee members, Audit Committee members, the CEO and any other Key Employee (other than the CFO and the Internal Auditor, who shall be designated by Fintech). CVH shall also be entitled to nominate the Chairman of the Board and Fintech to nominate de Vicechairman of the Board. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists our directors and alternate directors as of December 31, 2017:

Name	Position on the Board of Directors	Date Director joined the Board of Directors
Mariano Marcelo Ibáñez	Chairman of the Board of Directors	March 8, 2016
Carlos Alejandro Harrison	ViceChairman of the Board of Directors	March 8, 2016
Baruki Luis Alberto González	Director	April 8, 2016
Saturnino Jorge Funes	Director	March 8, 2016
Martín Héctor D’Ambrosio	Director	March 8, 2016
Pedro Chomnalez (*)	Director	March 8, 2016
Alejandro Macfarlane (*)	Director	March 8, 2016

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Eduardo Javier Villegas Contte (*)	Director	June 6, 2017
Alejo Maxit	Director	April 27, 2017
Pedro Costoya	Director	April 29, 2016
Darío Leandro Genua	Director	April 29, 2016
Javier Errecondo (*)	Alternate Director	June 6, 2017
Delfina Aira (*)	Alternate Director	June 6, 2017
José Carlos Cura	Alternate Director	April 27, 2017
Gabriel Hugo Fissore (*)	Alternate Director	March 3, 2016
José Luis Galimberti (*)	Alternate Director	March 8, 2016
Ignacio Villarroel (*)	Alternate Director	March 8, 2016
Ignacio Gustavo Alvarez Pizzo	Alternate Director	April 27, 2017
Pablo Jorge Pereyra Iraola	Alternate Director	April 27, 2017
Santiago Luis Ibarzábal Murphy	Alternate Director	April 27, 2017

(*) Directors no longer holding office effective as January 1, 2018.

The following table lists our directors and alternate directors as of the date of this Annual Report:

Name	Position on the Board of Directors	Date Director joined the Board of Directors
Alejandro Alberto Urricelqui	Chairman of the Board of Directors	January 1, 2018
Mariano Marcelo Ibáñez	ViceChairman of the Board of Directors	March 8, 2016
Sebastián Bardengo	Director	January 1, 2018
Ignacio José María Sáenz Valiente	Director	January 1, 2018
Damián Fabio Cassino	Director	January 1, 2018
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D´Ambrosio	Director	March 8, 2016
Germán Horacio Vidal	Director	January 1, 2018
Luca Luciani	Director	January 31, 2018
Baruki Luis Alberto González	Director	April 8, 2016
Alejo Maxit	Director	April 27, 2017
María Lucila Romero	Alternate Director	January 1, 2018
Sebastián Ricardo Frabosqui Diaz	Alternate Director	January 1, 2018
Claudia Irene Ostergaard	Alternate Director	January 31, 2018
Nicolás Sergio Novoa	Alternate Director	January 1, 2018
José Carlos Cura	Alternate Director	April 27, 2017
Miguel Angel Graña	Alternate Director	January 1, 2018
Facundo Martín Goslino	Alternate Director	January 31, 2018
Lucrecia María Delfina Moreira Savino	Alternate Director	January 31, 2018
Saturnino Jorge Funes	Alternate Director	March 8, 2016
Carolina Susana Curzi	Alternate Director	January 31, 2018
Santiago Luis Ibarzábal Murphy	Alternate Director	April 27, 2017

Executive Committee.

The following table lists the members of our Executive Committee as of the date of this Annual Report:

Alejandro Alberto Urricelqui
Mariano Marcelo Ibáñez
Sebastián Bardengo

Damián Fabio Cassino
Germán Horacio Vidal

Alejandro Alberto Urricelqui is an Accountant with a degree from the Universidad de Buenos Aires, and has a Master’s Degree in Finance. He has been the Chairman of the Board of Directors of the Company since January 2018 and a member of the Executive Committee. In addition, he is the Chairman of Cablevisión Holding S.A., and he also was the Chairman of Cablevisión S.A. until it was merged into the Company. During 2017, he participated in the merger process of Cablevisión S.A. and Telecom Argentina S.A. In addition, during 2006, he led the acquisition and subsequent merger of Cablevisión S.A. and Multicanal S.A. Mr. Urricelqui joined Grupo Clarín in 1990. As Chief Financial Officer, he participated in the business expansion and integration of Grupo Clarín’s media and telecommunications and in its Initial Public Offering, which took place in 2007. He was born on October 16, 1959.

Mariano Marcelo Ibáñez is a lawyer with a degree from the Universidad de Buenos Aires. He was the Chairman of the Board of Directors of the Company from March 2016 until January 1, 2018. He is currently the Vice Chairman and member of the Executive Committee. Previously, he was also Director of Cablecom and as Chairman and CEO of Cablevisión S.A. He was a Director of Multimedios América (Cablevisión, Radio América, Radio del Plata, El Cronista and América TV). He was born on August 25, 1959.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Sebastian Bardengo is graduated from the Universidad de Buenos Aires with a degree in Business Administration and has a specialization in Administration and Management from Harvard University. He has been member of the Board of Directors of the Company since January 2018 and as director of Cablevision Holding S.A. from 2008 to 2017, he has been the Manager of Corporate Business at Grupo Clarín and member of the Board of Directors of Grupo Clarín and several of its subsidiaries. Previously, he worked for more than 20 years in investment and commercial banking, including the following positions: (i) Director at Bank Boston Capital, a private equity fund with investments in Argentina, Uruguay and Chile; (b) Executive Director at Bozano Simonsen Latinamerica S.A., a leading Brazilian investment bank; (c) Founding Partner at Buenos Aires Advisors, a financial advisory and Mergers and Acquisitions firm. In addition, Mr. Bardengo was appointed as financial expert in international arbitration courts such as CIADI (Centro Internacional de Arreglo de Diferencias relativas a Inversiones) and CNUDMI (Comisión de las Naciones Unidas para el Derecho Mercantil Internacional). He was born on May 15, 1966.

Ignacio José María Sáenz Valiente is a lawyer from the Pontificia Universidad Católica Argentina and partner at the Argentine law firm Saénz Valiente & Asociados. He has 16 years of professional experience. Mr. Sáenz Valiente specialises in corporate law, particularly local and international acquisitions and wealth management. He currently is a member of the board of directors of various companies, including GC Dominio S.A., Grupo Benicio S.A., Geisha Bienes Raíces S.A., Purity Polo S.A., Grupo A1 SRL, Green Armor S.A., ENVO Biogas Tonder As/p, Envo Biogas AAbenraa As/p and Telecom. He was born on December 21, 1975.

Damián F. Cassino is a lawyer from the Universidad de Buenos Aires. He is a partner at the Argentine law firm Saénz Valiente & Asociados. He has 24 years of professional experience. Mr. Cassino specialises in complex litigation and antitrust law. He currently is a member of the board of directors of various companies, including GC Dominio S.A. and Telecom. He was born on January 16, 1969.

Carlos Alejandro Harrison is a Business Administrator from the Universidad de Buenos Aires and completed postgraduate studies at IAE Business School. He has been a member of the Board of Directors since March 2016 and is a member of the Company’s Audit Committee. Previously, he was President of Producciones YAQ S.A. and President of Business Development for AMC Networks International. Before that, he was the General Manager of Chello Latin America and Pramer SCA (both controlled by Liberty Global plc). Mr. Harrison also worked for Grupo Clarín S.A. as a Business Development Manager and was the Director of for International Operations at Multicanal S.A. He was born on January 19, 1963.

Martín Héctor D’Ambrosio is a lawyer with a degree from the Universidad de Buenos Aires. He has been a member of the Board of Directors since March 2016 and he is also a member of the Company’s Audit Committee. He currently is Managing Partner at GS1 S.R.L. and legal advisor for several companies at his own legal firm. Previously, he worked with the legal firm Dellepiane & Asociados, and for many years, he was in charge of the legal area of US Equities Realty.  He was born on March 9, 1974.

Germán Horacio Vidal is an industrial engineer graduated from the Universidad Católica Argentina. He has been a member of the Board of Directors since January 2018 and is a member of the Company’s Audit Committee and Executive Committee. He was the CEO of Grupo Telecom Argentina from May 2016 until November 2017. Between 1987 and 1997, he worked in different management positions at IBM in Argentina and Europe. From 1997 to 2004, he worked at MetroRED first as Marketing and Sales Director and then as General Manager of the Argentine branch, and Vice Chairman and General Manager of the operations in Argentina, Brazil, and Mexico. In 2003, with CoInvest as the main shareholder, he was appointed CEO of said company and participated on the Board of Directors of CTI. Afterwards, upon the sale of MetroRED, he was appointed Director of Marketing, Products, Customer Care and Data Center in Telmex Argentina. From 2005 to 2016, he worked at Korn Ferry consultants as a Senior Client Partner, General Director and Chairman. Germán Horacio Vidal is an industrial engineer graduated from Universidad Católica Argentina. He was born on December 27, 1963.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Luca Luciani has a degree in Economics and Trade from LUISS University (Rome). He has been a member of the Board of Directors since January 31, 2018. Luca is currently the Managing Director and CEO of Value Partners, a multinational Italian consultancy firm operating through a network of 250 professionals around the world. During 15 years, as from 1999, he built a comprehensive experience as manager of telecommunications businesses, among others: CEO of Tim Brazil, General Manager of Telecom Italia domestic business, Group controller and CFO of Tim, Vice President Marketing and Sales of TI Group and CTO of Mobile. Previously, Mr. Luciani accumulated 10 years of experience in different sectors and jobs, such as Group Controller of Enel, Manager of Procter & Gamble and consultant in Bain&Company network. He was born on November 2, 1967.

Baruki González is a lawyer with a degree from the Universidad de Buenos Aires. Mr. González joined the Board of Directors of Sofora, Nortel, Telecom Argentina and Personal in April 2016 (Sofora, Personal and Nortel were absorbed by Telecom Argentina). Mr. González is a founding member of the Argentine law firm Errecondo, González & Funes. Between 1995 and 1996, he worked as an international associate at the United States law firm White & Case LLP. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on July 29, 1967.

Alejo Maxit is an industrial engineer form Universidad Instituto Tecnológico de Buenos Aires (ITBA) as and has a Master’s Degree in Corporate Finance from Universidad CEMA. He has been a member of the Board of Directors since April 2017, as proposal of the shareholders of ANSES-Fondo de Garantía de Sustentabilidad. He works as General Secretary at the Argentine National Social Security Administration - (ANSES). He was born on November 4, 1974.

María Lucila Romero is a lawyer from the Pontificia Universidad Católica Argentina. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She has 23 years of professional experience. She specialises in corporate law, particularly mergers & acquisitions. She has been a member of the board of directors in various companies. Mss. Romero currently serves as alternate director of GC Dominio S.A and as alternate director of Telecom. She was born on August 12, 1967.

Sebastián Ricardo Frabosqui Díaz is a lawyer at Pontificia Universidad Católica Argentina, has a Master’s Degree in Law and Economics at Universidad Torcuato Di Tella and a Master in Laws (LL.M) degree at Northwestern University. He has been an alternate director since January 2018. He is a partner at the law firm Sáenz Valiente & Asociados. He has 16 years of professional experience and specializes in Mergers & Acquisitions, general corporate consultancy, debt restructuring and capital markets. Between 2009 and 2010, he worked as foreign associate in the firms Fox, Horan & Camerini and Arnold & Porter at their respective offices in New York and Washington D.C. He was born on February 14, 1978.

Claudia I. Ostergaard is a lawyer from Universidad del Salvador. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She has 16 years of professional experience. She specializes in civil, commercial and administrative law, particularly, damage liability in litigation cases. She has been a member of the board of directors of various companies. Se was born on May 29, 1974.

Nicolás S. Novoa is a lawyer from Universidad del Salvador. He is a partner at the Argentine law firm Saénz Valiente & Asociados and a member of the governing board of the Argentine Association of Television Service Providers (ATA) and a member of the copyright work group of the International Association of Broadcasting (IAB). He is a delegate of the IAB before the Standing Committee on Copyright (SCCR) at the World Intellectual Property Organization (2006-2016) and a Visiting Professor in the Master’s program in Intellectual Property at the Latin American Social Sciences Institute (FLACSO). Mr. Novoa currently is an alternate member of the Board of Directors of GC Dominio S.A. He was born on May 28, 1974.

José Carlos Cura is an Economist graduated from the Universidad de Buenos Aires and holds a degree in Administration from the IAE Business School of Universidad Austral. He has been an alternate director since April 2017. He currently works as an independent financial and real estate advisor. He started his carrier in the financial business at Lloyds Bank, where he worked for different departments, including the Treasury Department. He was born on September 25, 1962.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Miguel Angel Graña is a Certified Public Accountant graduated from the Universidad de Buenos Aires with post-graduate studies at Harvard University. He has been an alternate director since January 2018 and was a permanent director of Telecom Personal S.A. (absorbed by Telecom Argentina) from March 2016 to November 2017. He is the Chairman of Compañía de Inversiones y Mandatos S.A. and Managing Partner at Megraso SRL. Previously, he was Managing Director at J. P. Morgan in charge of M&A at the Buenos Aires office and Chairman at the Nokia distributor in Argentina.  He was born on December 15, 1957.

Facundo Goslino is a lawyer from Universidad Católica Argentina and has a Master of Laws degree (LL.M.) from Cornell Law School, New York. He is an alternate member of Telecom´s Board of Directors since January 31, 2018. He is a partner associate at “Errecondo, González & Funes- Abogados” law firm. He also is a member of the Board of Directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. Mr. Goslino worked in Cleary Gottlieb Steen & Hamilton in 2006.  He is a member of the Public Bar Association of the Ciudad Autónoma de Buenos Aires. He was born on January 19, 1975.

Lucrecia María Delfina Moreira Savino is a lawyer with a degree from Universidad Católica Argentina. She has been an alternate director since January 2018. She has been an alternate member of the Board of Directors of Cablevisión since 2017. Mss. Moreira Savino is an associate of the law firm Errecondo, González & Funes. She is currently also alternate syndic of Caterpillar Financial Services S.A., PPG Industries Argentina SRL, Desarrolladora Energética S.A., Empresa Distribuidora La Plata S.A., AESEBA S.A.U., AES Pampa S.A.U. and Moneda Sociedad Gerente de Fondos Comunes de Inversión S.A. She was born on March 2, 1974.

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

Carolina Susana Curzi is a lawyer from the Universidad de Buenos Aires. She is an alternate member of Telecom´s Board of Directors since January 31, 2018. She is a partner at “Errecondo, González & Funes- Abogados” law firm. She also is a member of the Board of Directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires. She was born on March 14, 1976.

Santiago Luis Ibarzábal Murphy is a business administrator from Universidad Católica Argentina and he also has a MBA from the IESE Business School, Universidad de Navarra. He has been an alternate director since April 2017, as a proposal of the shareholders of Administración Nacional de la Seguridad Social (ANSES)-Fondo de Garantía de Sustentabilidad. He worked for Grupo Nestlé, Johnson & Johnson, Grupo Inditex and for Instituto de Vivienda de la Ciudad Autónoma de Buenos Aires. He currently is a Deputy Executive Sub-Director of Benefits at the ANSES. He was born on August 24, 1976.

Senior Management

As of December 31, 2017, the Telecom Group’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of the Telecom Group’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Carlos A. Moltini	Chief Executive Officer (“CEO”)	November 16, 2017
Roberto O. Nóbile	Deputy Director General	November 16, 2017
Hernán P. Verdaguer	Director of Regulatory issues	November 27, 2017
Pedro L. López Matheu	Director of Government Relations, Communications and Media	June 14, 2016
Pablo C. Casey	Director of Legal and institutional	November 16, 2017
Gabriel P. Blasi	Chief Financial Officer (“CFO”)	September 27, 2017

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Name	Position (1)	Date of Designation
Sebastián Palla	Director of Procurement	August 8, 2016
Sergio D. Faraudo	Director of Human Capital	November 16, 2017
Gonzalo Hita	Chief Operating Officer (“COO”)	November 16, 2017
Miguel A. Fernandez	Chief Technology Officer (“CTO”)	November 16, 2017
Alejandro Miralles	Chief Audit & Compliance Officer	November 16, 2017

(1)   The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management is contractual in nature. Such contracts do not include a specified expiration date.

Carlos Alberto Moltini is a Certified Public Accountant with a degree from the Universidad de Buenos Aires. He was appointed CEO of the Company in November 2017. Until the merger between Cablevisión S.A. and the Company, he has been a member of the Board of Directors of Cablevisión S.A. since October 2006 and General Manager also since October 2006. Mr. Moltini was the General Manager of Multicanal S.A. for five years and, before that, he was the CFO of Arte Radiotelevisivo Argentino S.A. (“Artear”) for 7 years, a leading broadcasting channel in the Ciudad Autónoma de Buenos Aires, owned by Grupo Clarín. Previously, Mr. Moltini worked for Bagley Argentina S.A. and other broadcasting companies.  He was born on November 16, 1960.

Roberto Nobile is an accountant with a degree from the Universidad de Buenos Aires and an AMP (Advanced Management Program) at Harvard Business School. He was appointed as General Sub - Director of the Company on November 27, 2017. Previously, he had been COO of the Company since May 2016 in charge of Marketing, Sales and Operations. Mr. Nobile has many years of experience in the telecommunications and media sector. In October 2006, he joined Cablevisión S.A., where he worked for 10 years, as COO and Deputy Managing Director. He joined Arthur Andersen in 1989. Subsequently, he worked at Honeywell as South Regional Controller (Brazil, Argentina and Chile). In 1997, he was CFO of Grupo Clarín. He was born on September 27, 1967.

Hernán P. Verdaguer is a lawyer specialized in Corporate Law. He did a Postgraduate Program on Communications Law Update (Facultad de Derecho - Universidad de Buenos Aires) and a Postgraduate Program on Business Management (Universidad Argentina de la Empresa, UADE). He was appointed Director of Regulatory Affairs of the Company on November 27, 2017. He joined Diario Clarín in 1994 and then with the creation of Grupo Clarín, he held several positions until becoming Manager of Regulatory Affairs. He held such position until November 2017, when he joined Telecom Argentina. He was born on May 16, 1968.

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

Pablo C. Casey is a lawyer from Universidad de Buenos Aires and holds a Master’s Degree in Law and Economics from Universidad Torcuato Di Tella. He was appointed Director of Legal and Institutional Affairs of Telecom Argentina on November 16, 2017. Previously, he was a member of the Board of Directors of Cablevisión since October 2006. He had worked at Grupo Clarín directly and indirectly since 1986 as Manager of Institutional Affairs. Mr. Casey worked at Estudio Sáenz Valiente y Asociados until 1997, where he worked directly with Grupo Clarín. Between 1997 and 2005, he was the Manager of Legal Affairs of Multicanal. Mr. Casey was also a member of the Board of Directors of Grupo Clarín. He was born on June 20, 1967.

Gabriel P. Blasi holds a degree in Business Administration and took post-graduate programs in Finance at Universidad del CEMA-Centro de Estudios Macroeconómicos Argentinos and at IAE (Universidad Austral). He held several managerial positions in Investment Banking and Capital Markets at Citibank and Banco Río (BSCH). Before joining IRSA Inversiones y Representaciones Sociedad Anónima,

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

he was the Financial Director of Grupo Carrefour in Argentina and Goyaique SACIFIA (Grupo Pérez Companc). Until 2011, he was the Financial Manager of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A. and Alto Palermo S.A. (APSA). He is currently the Chief Financial Officer of Telecom Argentina. He was born on November 22, 1960.

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

Sergio D. Faraudo is a lawyer from Universidad Nacional de La Plata and holds a Master’s Degree in Economics and Political Science from ESEADE. He has been the Director of Human Capital of Telecom Argentina since November 2017. Between 2015 and 2017, he was the Corporate Director of Human Resources of Grupo Clarín. Between 2001 and 2015, he held managerial positions in Human Resources Areas at PSA Peugeot Citroën in Argentina, Spain, France and Brazil, including two years as Industrial Director of the local subsidiary. Between 1991 and 1995, he held a position in the Human Resources Management area at Telecom Argentina. Between 1987 and 1989, he was granted two scholarships from the French Government to study Law, New Technologies and Government Modernization. He published two novels and he is a yoga and meditation instructor. He was born on January 7, 1964.

Gonzalo Hita holds a Degree in Marketing from Universidad Argentina de la Empresa (UADE). He also took several specialization courses and programs for upper management at institutions such as IAE Business School (PAD), ESADE Business & Law School, and Universidad del CEMA. He was appointed COO of the Company on November 16, 2017 and has over 25 years of experience in the telecommunications industry. At Cablevisión S.A., he held, among others, the position of COO and, previously, he had been the Commercial Director since 2000. Mr. Gonzalo Hita was born on June 28, 1970.

Miguel Angel Fernández is an Electronic Engineer from Universidad de Bahía Blanca and also holds an EMBA Program from IAE (2000 — 2001). He was appointed CTO (Chief Technical Officer) of Telecom Argentina S.A. on November 16, 2017. He had held the same position at Cablevisión S.A. since 2007. Between 1994 and 2006, he was the Technical Manager of Multicanal, which evidences his vast experience in the telecommunications industry. Between 1990 and 1994, he was the Field Engineer at Western Atlas Petrolium Service Co. He was born on June 10, 1963.

Alejandro Miralles is an economist with a degree from the Universidad de Buenos Aires. He was appointed as Chief Audit & Compliance Officer last November 2017. Previously, he was the Director of Human Capital of Telecom Argentina since June 6, 2016. Before that, he has been Client Partner for more than five years at Korn Ferry, the leader global people and organizational advisory firm. He has also worked as Chief Financial Officer at Cablevision for seven years and Chief Executive Officer at Teledigital Cable. Prior to that, he has been Investment Officer at CEI Citicorp Holdings and has worked at Citibank N.A. and at Manufacturers Hannover Trust. He was born on December 29, 1963.

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

Telecom Argentina’s bylaws provided that the Supervisory Committee is to be formed by three or five members and three or five alternate members, elected by the majority vote of all shareholders. However Telecom Argentina’s bylaws were amended at the Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017 providing for a Supervisory Committee consisting of (i) five members and (ii) three or five alternate members, elected by the the majority vote of all shareholders. This amendment has not been registered yet with the IGJ.  Members of the Supervisory Committee are elected to serve one year terms and may be reelected.

The following table lists the members and alternate members of the Supervisory Committee as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Buey Fernández	Member	Lawyer
Ernesto Juan Cassani	Member	Lawyer
María Ximena Digón	Member	Lawyer
Diego Emilio Rangugni	Member	Lawyer
Gabriel Andrés Carretero	Member	Accountant
Javier Alegría	Alternate Member	Lawyer
Pablo Cinque	Alternate Member	Lawyer
Juan Facundo Genis	Alternate Member	Lawyer
Ximena Noguerol	Alternate Member	Lawyer
Raúl Alberto Garré	Alternate Member	Accountant and Lawyer

Pablo Andrés Buey Fernández is a lawyer from the Universidad de Buenos Aires and has Master of Laws from Harvard University Law School. He has been a member of the Supervisory Committee of the Company since April 2016. He is Managing Partner at the law firm Alegría, Buey Fernández, Fissore and Montemerlo. Mr. Buey Fernández was an associate foreign lawyer at the firm Finley, Kumble, Wagner, Heine, Underberg, Manley & Casey. He is a member of several professional associations. He was a professor at Master’s Degrees programs, post-graduate courses and seminars at Escuela Superior de Economía y Administración de Empresas, at the Facultad de Derecho and the Facultad de Ciencias Económicas de la Universidad de Buenos Aires, and at the Facultad de Derecho of Universidad del Salvador. He was born on August 8, 1957.

Ernesto Juan Cassani is an accountant from the Universidad de Belgrano. He has been a member of the Supervisory Committee of the Company since April 2016. He was a professor at the School of Economic Sciences of Universidad de Lomas de Zamora, at the Facultad de Ciencias Económicas de la Universidad de Buenos Aires, at the School of Economic Sciences of Universidad Católica Argentina and at the School of Economic Sciences of Universidad del Salvador. From 1991 to 2013, he was Partner of the Financial Services area of the Assurance Division at Pistrelli, Henry Martin & Asociados S.R.L., a member firm of Ernst & Young Global. He is currently a member of the Supervisory Committee of Molinos Río de la Plata S.A., Pecom Servicios Energía S.A., Assara S.A. and Lumaike S.A. He also serves as permanent director of Banco Patagonia S.A. He was born on December 16, 1952.

María Ximena Digón is a lawyer graduated with an Honor Diploma from Universidad Católica Argentina. She has been a member of Telecom´s supervisory committee since 2017. She is a partner at “Errecondo, González & Funes- Abogados” law firm. She also is a member of the Board of Directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires. She was born on June 11, 1975.

Diego Emilio Rangugni is a lawyer with a degree from Universidad del Salvador. He has been a member of the Supervisory Committee of the Company since April 2016. He is the owner of his own law firm. He worked at the Argentine Superintendence of Insurance (Superintendencia de Seguros de la Nación) since 1992 and was the Manager of Legal Affairs between 2010 and 2012. Between 2012 and 2015, he worked as a legal advisor at the Municipalidad de San Antonio de Areco. He also worked at Dirección Nacional de los Registros Seccionales de la Propiedad del Automotor y de Créditos Prendarios between 1987 and 1994.  He was born on July 10, 1965.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Gabriel Andrés Carretero is an accountant. He is a member of the Supervisory Committee appointed in representation of “ANSES-Fondo de Garantía de Sustentabilidad.” He was born on April 18, 1934.

Javier Alegria is a lawyer with a degree from the Universidad Católica Argentina. He is also a partner at the law firm Estudio Alegria, Buey Fernández, Fissore & Montemerlo. He received a Master of Law from Northwestern University and a certificate in Business Administration from the Kellogg School of Management at Northwestern University. He acted as an international lawyer with Cleary, Gottlieb, Steen & Hamilton LLP law firm from 2003 to 2004. Mr. Alegria is a member of the Public Bar Association of the City of Buenos Aires. He is a professor at the Universidad de Buenos Aires Law School and Universidad del CEMA. He was born on August 7, 1974.

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

Ximena Noguerol, is a lawyer with a degree from the Universidad de Buenos Aires. She is an associate at “Errecondo, González & Funes — Abogados” law firm. She is a member of the supervisory committee of the Company and other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires. She was born on February 27, 1991.

Raúl Alberto Garré is a public accountant and a lawyer with a degree from the Universidad de Buenos Aires and holds a degree in Marketing, Organizational Management and Finances from the University of California, Berkeley Business School. He also holds a degree as a Certified Mediator from the Universidad Maimónides. He is alternate member of the Supervisory Committee, Gas Natural Ban S.A., ARSAT S.A. and the Dirección General de Fabricaciones Militares. He was the Director General of the Dirección General de Rentas de la Municipalidad de la Ciudad de Buenos Aires, the President of the Confederación Organismos Tributarios de Estados Americanos (COTEA) and the Vicepresident of C.E.A.M.S.E. (Coordinación Ecológica Área Metropolitana Sociedad del Estado). He was also Internal Auditor of the Department of Internal Affairs, Delegate to the Convención Constituyente of Buenos Aires City and member of the Consejo Directivo del Colegio Público de Abogados de la Ciudad de Buenos Aires. He was Cabinet Chief of the Department of Defense and the Department of Security and the Executive Secretary of the Consejo de Seguridad Interior. He was born on May 9, 1951.

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

The aggregate compensation paid by the Telecom Group to the members of the Board of Directors and the Supervisory Committee , acting since April 27, 2017, and the executive officers described under “—Senior Management” above, was approximately P$289 million for the year ended December 31, 2017.

As of December 31, 2017, the accrued compensation to the members of the Board of Directors and Supervisory Committee in connection with their duties performed since April 27, 2017 was approximately P$97 million and P$8 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting, which will be held on April 25, 2018.

As of December 31, 2017, compensation paid as advance payments to members of the Board of Directors and Supervisory Committee acting since April 27, 2017 was P$57 million and P$4 million, respectively. Those advance payments were authorized by the Annual Ordinary Shareholders’ Meeting held on April 27, 2017, and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2018, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina (the “Audit Committee”).

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Compensation for the executive officers described under “—Senior Management” above, amounted to approximately P$262 million for the year ended December 31, 2017 (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments), of which approximately P$229 million were paid as of December 31, 2017.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation corresponds with the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

During the year ended December 31, 2017, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent articles included in Law No. 26,831. See “Item 9—The Offer and Listing—The Argentine Securities Market—Capital Markets Law — Law No. 26,831” below). The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations. There is currently in the Argentine Congress a draft law, which has been approved by the Deputies Chamber and is being considered by the Senate, amending Law No. 26,831 which, if finally passed and not vetoed by the Executive Power, will include substantial reforms to the regulation of the capital markets in Argentina.

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

A director will not be liable if, notwithstanding his or her presence at a meeting at which a resolution was adopted or his or her knowledge of the resolution, a written record exists of his opposition thereto and he or she reports his opposition to the Supervisory Committee before any complaint against him or her is brought before the Board of Directors, the Supervisory Committee, the Annual Ordinary Shareholders’ Meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Telecom Argentina terminates upon approval of the directors’ performance by the Shareholders’ Meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided that this liability does not result from a violation of the Telecom Argentina’s bylaws, the Argentine law or regulations.

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

In addition, Decree No. 894/16 established that the directors appointed by the ANSES shall have the functions, duties and powers set out by the GCL, the Law of Capital Market No. 26,831 and its complementary and regulatory provisions, all the regulations applicable to the company in which they perform duties, their bylaws and internal regulations, and shall have all the responsibilities they might be liable for under these rules; as a result the provisions of Decrees No. 1,278/12 and No. 196/15 (the latter in respect of delimitation of responsibility) are no longer applicable.

Telecom Argentina maintains an officers’ and directors’ insurance policy covering claims brought against the officers and/or directors relating to the performance of their duties. At present, the total amount covered by this insurance is US$75,000,000.

In May 2004, the Board of Directors of Telecom Argentina resolved to create the Steering Committee (“Consejo de Dirección”), which served as an internal body of the Board of Directors and was comprised of four members of the Board of Directors. The Steering Committee ceased its functions on January 31, 2018.

Telecom Argentina’s bylaws grant the Board of Directors the power to appoint an Executive Committee formed by some of its members and be in charge of Telecom Argentina’s day-to-day affairs, in each case under the supervision of the Board of Directors. The Board of Directors decided to appoint an Executive Committee on January 1st 2018. On January 31, 2018 the Board of Directors approved the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”) and on that date the Executive Committee started functions. The Executive Committee members are: Alejandro Alberto Urricelqui, Damián Fabio Cassino, Sebastián Bardengo, Mariano Marcelo Ibáñez y Germán Horacio Vidal.

Operating Committee

In April 2013, the Boards of Directors of Telecom Argentina and Personal decided to create the Operating Committee as an internal body of both entities, with the following duties: (i) approving any transactions determined by the authorization regime within the limits that may be prescribed, as a tier above the level assigned to the CEO and prior to the Board of Directors; and (ii) approving transactions with related parties up to P$10,000,000. The Operating Committee ceased its functions on January 31, 2018.

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

At its meeting on April 27, 2017 the Board of Directors elected Mr. Esteban Gabriel Macek, Mr. Alejandro Macfarlane and Mr. Martín Hector D’Ambrosio as members of the Audit Committee for fiscal year 2017. Furthermore, the Board of Directors determined that Mr. Macek qualified as the audit committee financial expert under SEC guidelines.

On June 6, 2017, Telecom Argentina’s Board of Directors accepted the resignation of Mr. Esteban Gabriel Macek as member of the Board of Directors and at a Shareholders´ Meeting of the Company, Mr. Eduardo Javier Villegas Contte was elected member of the Board of Directors in his replacement. On that same date, the Board of Directors appointed Mr. Eduardo Villegas Contte and Mr. Pedro Chomanlez to replace Mr. Esteban Macek and Mr. Alejandro Macfarlane as members of Telecom Argentina´s Audit Committee. Therefore, Mr. Villegas Contte and Mr. Chomnalez, together with already appointed member Martín Hector D´Ambrosio, were members of Telecom Argentina´s Audit Committee since that date and until Mr. Villegas Contte´s and Mr. Chomnalez resignations as members of the Board of Directors of Telecom Argentina, which became effective on January 1st, 2018. During that period Mr. Villegas Contte acted as the audit committee financial expert under SEC guidelines.

On December 28, 2017 Telecom Argentina´s Supervisory Committee elected Mr. Carlos Alejandro Harrison, Mr. Germán Horacio Vidal and Mr. Martín Hector D´Ambrosio as members of the Board of Directors effective as of January 1st 2018. On Januay 1st 2018, Telecom Argentina´s Board of Directors appointed Mr. Carlos Alejandro Harrison, Mr. Germán Horacio Vidal and Mr. Martín Hector D´Ambrosio as current members of Telecom Argentina´s Audit Committee and they were reelected both as Board members and as Audit Committee members at the Shareholders´ Meeting and at the Board of Directors´ Meeting held on January 31st 2018, respectively. Furthermore, the Board of Directors determined that Mr. Harrison qualifies as the audit committee financial expert under SEC guidelines.

Under SEC and NYSE regulations, Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal qualify as independent directors. Under CNV regulations, only Mr. Harrison and Mr. D’Ambrosio qualify as independent directors.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2018 has not yet been held. Therefore, as of the date of this Annual Report, the following members of Telecom Argentina’s Audit Committee are still in office: Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Pursuant to the Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2017, a budget of P$3,400,000  was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ Meeting approving the Audit Committee expenditures for year 2018 has not yet been held.

Risk Management Committee

In 2012, the Board of Directors of Telecom Argentina approved the implementation of an Enterprise Risk Management Process at the Telecom Group, and the creation of a Risk Management Committee. The Committee is chaired by the CEO, and is composed by Senior Managers and the Chief Audit & Compliance Officer, led and coordinated by the CFO. The Board of Directors of Telecom Argentina also approved the creation of the Risk Management function (at the managerial level), whose responsible person also serves as Secretary of the Risk Management Committee and reports to the CFO.

The duties of this committee include reviewing and implementing policies, mechanisms and procedures to identify, to measure and to mitigate risks for Telecom Argentina, and also recommend any steps or adjustments it deems necessary to reduce the risk profile of the organization.

The Company follows the guidelines provided under the Enterprise Risk Management — Integrated Framework 2004 issued by COSO, in order to carry on its Enterprise Risk Management process. Financial reporting risks are reviewed and certified under section 404 of the Sarbanes Oxley Act.

Telecom Argentina has different action plans that endeavor to mitigate, in whole or in part, high impact risks for the Telecom Group. However, it cannot be assured that such plans are totally effective, or other events, unforeseen at the date of this Annual Report, could arise and affect the performance of the Telecom Group.

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

Employees and Labor Relations

As of December 31, 2017 the total number of employees of Telecom Group was 15,396, out of which: (i) 10,702 corresponded to Fixed Services Segment, (ii) 4,296 corresponded to Personal Mobile Services and (iii) 398 corresponded to Núcleo Mobile Services (including 6 of Personal Envíos).

During 2017, unions faced legal claims, a new regulatory framework, the intention to review and change the term of offices and structures, and the government’s aim to promote the transparency of union’s administration.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Within this framework and in view of the inflation rate levels in 2017, wage negotiations were carried out without significant conflicts. As it has been happening over the last few years, wage negotiations in the telephony services sector were carried out through the Mesa de Unidad Sindical (MUS), which brings together FATEL. (Buenos Aires, Rosario, Santa Fe, Chaco, Luján and Tucumán), FOEESITRA (Federación de Obreros, Especialistas y Empleados de los Servicios e Industrias de las Telecomunicaciones de la República Argentina), FOPSTTA (Federación de Organizaciones de Personal de Supervisión y Técnicos Telefónicos Argentinos), UPJET (Unión de Personal Jerárquico de Empresas de Telecomunicaciones) and CEPETEL (Centro de Profesionales de Empresas de Telecomunicaciones).

With respect to basic telephony, an agreement was entered into with MUS consisting in a total salary increase of 25% during the period July 2017 — June 2018, composed by a non-remunerative item (included in the salary as of January, 2018) of 14.5% as from July 2017 (to be included as a salary item as from April 2018), a non-remunerative item of 5.5% as from February 2018 (to be included as a salary item as from April 2018), 0.5% on sundry, and 4.5% to increase the amount paid on the Telephone Worker’s Day to be paid in January 2018. Under the same terms, agreements were reached in the joint negotiations with respect to call center collective agreements subscribed with FOETRA Sindicato Buenos Aires, SITRATEL (Sindicato de Trabajadores Telefónicos de Rosario) and F.O.E.E.S.I.T.R.A.

With regard to mobile telephony workers, an agreement was entered into with MUS under similar conditions than those agreed for basic telephone workers.

In connection with the reorganization with Telecom Personal, it should be noted that CEPETEL (Centro de Profesionales de Empresas de Telecomunicaciones) requested the trade union membership and job classification of the employees from such company.

Employees by Segment

The table below shows the number of employees as of December 31, 2017, 2016 and 2015 by segment:

	December 31, 2017	December 31, 2016	December 31, 2015
Fixed Services	10,702	10,901	10,903
Personal Mobile Services	4,296	4,661	4,908
Núcleo Mobile Services (1)	398	408	413
Total	15,396	15,970	16,224

(1)   Includes Envíos employees.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

No current member of the Board of Directors and no current member of the Supervisory Committee directly holds obligations or capital stock of Telecom Argentina.

Mr. Roberto Nobile holds 7,000 Class B shares of Telecom Argentina and Mr. Gabriel Blasi holds 3,500 ADS of Telecom Argentina. No other member of Telecom Argentina’s senior management holds obligations or capital stock of Telecom Argentina.

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of December 31, 2017, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares.

	Number of Shares	Percent of	Percent of Total Capital
	Owned	Class	Stock (1)
Class A Ordinary Shares:
Fintech Telecom LLC	340,994,852	100.00%	34.64%
Class B Ordinary Shares (listed in BCBA):
ANSES - FGS	246,018,839	38.25%	24.99%
Treasury Shares	15,221,373	2.37%	1.55%
Others (2)	381,911,166	59.38%	38.79%
Class C Ordinary Shares:
Others	234,748	100.00%	0.03%

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

The following table sets forth, as of January 1, 2018, and after giving effect to the Merger, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares. However, as of the date of this Annual Report, current holdings may differ.

	Number of Shares	Percent of	Percent of Total Capital
	Owned	Class	Stock (1)
Class A Ordinary Shares:
Fintech Telecom LLC	683,856,600	100.00%	31.53%
Class B Ordinary Shares (listed in BCBA):
ANSES - FGS	246,018,839	38.25%	11.34%
Treasury Shares	15,221,373	2.37%	0.70%
Others (2)	381,911,166	59.38%	17.61%
Class C Ordinary Shares:
Others	234,748	100.00%	0.01%

Class D Ordinary Shares:
Cablevisión Holding S.A	406.757.183	48.33%	18.75%
VLG Argentina LLC	434,909,475	51.67%	20.06%

(1)    Represents the respective percentage over the total of Telecom Argentina’s ordinary shares, regardless of their class.

(2)    Includes 178,808,541 Class B Shares owned by Fintech representing 27.80% of total Class B Common Shares (including Treasury Shares) and 8.24% of Telecom Argentina’s total capital stock.

As of March 31, 2018, there were approximately 67.3 million American Depositary Shares outstanding (representing rights to 336.3 million Class B Shares or 53.55% of total Class B Shares, excluding Treasury Shares). Further, as of March 31, 2018, there were approximately 72 registered holders of American Depositary Shares in the United States and approximately 20,500 holders of Class B Shares in Argentina.

Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Nevertheless, pursuant to Section 221 of the GCL, the rights of any shares, while held by Telecom Argentina, shall be suspended. Further, Class A Shares and Class D Shares have certain veto rights, as described in “—The Telecom Shareholders’ Agreement.”

Major Shareholders

Until November 30, 2017, Nortel owned all of Telecom Argentina’s Class A Ordinary Shares (which represented 51% of our total capital stock) and approximately 7.64% of our Class B Ordinary Shares (which represented 3.74% of our total capital stock, including 15,221,373 Class B Shares that we held as treasury stock).

In turn, Nortel’s capital stock was comprised of (i) shares of common stock (78.38% of Nortel’s total capital stock) all of them owned by Sofora, and (ii) Preferred Series B shares (21.62% of Nortel’s the capital stock), without voting rights. As of November 30, 2017, 100% of Sofora’s shares were owned by Fintech Telecom LLC (see “Amortization of Sofora Shares”). On November 30, 2017, pursuant to the Reorganization, Sofora merged into Nortel, which in turn merged into Telecom Argentina.  After giving effect to the Reorganization, Fintech Telecom LLC became a direct holder of 39.5% of Telecom Argentina’s capital stock.

Fintech Telecom LLC is a Delaware (United States) limited liability company, and is a wholly-owned direct subsidiary of Fintech Advisory Inc. Its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) corporation, is directly controlled by Mr. David Martínez. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

Amortization of Sofora Shares

In March 2017, in two tranches Sofora accepted WAI’s offer to amortize 140,704,640 shares of Sofora owned by WAI, representing 32% of Sofora’s capital stock, in accordance with the provisions

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

of Sections 223 and 228 of the GCL. As a result of the amortization, Sofora agreed to pay WAI an amount equal to the par value of WAI’s shares of capital stock issued by Sofora ($140,704,640), and to issue to WAI one or more dividend certificates (“Class “A” Bonos de Goce”) evidencing WAI’s right to receive US$461.3 million out of any dividends paid by Sofora going forward.

On May 23, 2017, Sofora amortized 74,749,340 of its shares owned by WAI, representing 17% of Sofora’s capital stock. Sofora paid WAI $74,749,340 and issued a Class “A” Bono de Goce to WAI which granted the holder the right to receive US$ 245.0 million out of any dividends paid by Sofora thereafter.  In connection with that amortization, all members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina, Personal, Nortel and Sofora that had been appointed by WAI tendered their resignations. On May 23, 2017, WAI and Fintech terminated the effect of the clauses related to the governance to the Telecom Group under their shareholders’ agreement related to Sofora. As of June 22, 2017, Sofora amortized all of its shares previously held by WAI and it ceased to be a shareholder of Sofora. As a result, the shareholders’ agreement among the Sofora shareholders terminated by its terms. On June 6, 2017, our shareholders appointed two directors, two alternate directors, one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the term of duties of the resigning members and alternate members of our Board of Directors and our Supervisory Committee.

Upon obtaining ENACOM’s approval of the Reorganization, on June 22, 2017, Sofora amortized the remaining 65,955,300 shares owned by WAI. As a result of this amortization, Sofora paid WAI $65,955,300 and issued an additional Class “A” Bono de Goce which granted the holder the right to receive US$ 216.3 million out of any dividends paid by Sofora thereafter. As of the date of this Annual Report, the holders of the Class “A” Bonos de Goce have collected the full amount of dividends to which they were entitled.

The Reorganization

On March 31, 2017, Sofora, Personal, Nortel and Telecom Argentina entered into a preliminary reorganization agreement (the “Preliminary Reorganization Agreement”) providing for the merger of each of Nortel, Sofora and Personal into Telecom Argentina according to the provisions of sections 82 and 83 of the GCL.

On May 23, 2017, our shareholders approved the following actions:

i.                  the conversion of up to 161,039,447 Class A Common Shares, par value $1 entitled to one vote per share into 161,039,447 Class B Common Shares, par value $1 and entitled to one vote per share, to be delivered to the holders of Nortel’s Series B preferred Shares (the conversion was effective on December 15, 2017); and

ii.               the amendment of provisions of our Bylaws describing our share capital and certain exchange mechanisms; and the removal of restrictions on the transfer of our Class “A” common shares.

Our bylaws as amended were registered with the Inspección General de Justicia on March 21, 2018.

The Reorganization was conditioned on regulatory approvals by ENACOM, all of which were obtained by November 24, 2017. The Reorganization became effective on December 1, 2017.

As a result of the Reorganization, Telecom Argentina succeeded in all rights, obligations and responsibilities of any nature to Personal, Sofora and Nortel, which were dissolved without liquidation. Telecom Argentina assumed all of Sofora’s obligations under the Class “A” Bonos de Goce and all of Personal’s obligations under the notes issued under its Medium Term Notes Global Program. As of the date of this Annual Report, the Class “A” Bonos de Goce have collected the full amount of dividends to which they were entitled. The balance of Personal’s Series II, III and IV notes as of December 31, 2017 amounted to approximately P$2,344 million (including accrued interests). The Series I notes were paid in full on their due date.

On March 21, 2018, the Reorganization and the dissolution without liquidation of each of the absorbed companies were registered with the IGJ.

Pursuant to the Reorganization:

(i)                                                   340,994,852 Class “A” Common Shares of Telecom Argentina were distributed to Fintech as the only holder of Sofora Common Shares,

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

(ii)              161,039,447 Class “A” of Telecom Argentina were converted into Telecom Argentina Class “B” Common Shares,

(iii)             the Class “B” Common Shares of Telecom Argentina owned by Nortel (including any Class “B” Shares resulting from the conversion mentioned above) were distributed to the holders of Nortel Series B preferred Shares.

Telecom Argentina did not issue any new Class B Common Shares or Class A Common Shares in connection with the Reorganization.

The Merger

On June 30, 2017, Telecom Argentina and Cablevisión executed a preliminary merger agreement providing that Telecom Argentina would absorb Cablevisión, which was to be dissolved without liquidation as of the Merger Effective Date, in accordance with the provisions of Sections 82 and 83 of the GCL, subject to prior satisfaction or waiver of certain conditions stated in the Preliminary Merger Agreement, including certain regulatory approvals (the “Merger”).

Cablevisión S.A.’s capital stock was owned, directly and indirectly, by Cablevisión Holding S.A. (60%) (“CVH”) and Fintech Media (LLC) (40%).

Cablevisión Holding S.A. is an Argentine corporation and its primary purpose is to hold capital stock in corporations whose object and purpose is to provide Information and Communication Technology Services (ICT Services) and to provide Audiovisual Communication Services (ICT Services). Its controlling shareholder, in turn, is GC Dominio S.A, another Argentine corporation.

Pursuant to the terms of the Merger, and to the provisions of Section 83, item c) of the GCL, the holders of one common share of Cablevisión S.A. received 9,871.07005 new common shares of Telecom Argentina, an exchange that was considered fair from a financial perspective by the independent valuation experts JPMorgan Securities LLC and Lion Tree Advisors LLC.

On July 7, 2017, Fintech Telecom, certain of its affiliates and CVH entered into an agreement, including provisions relating to our governance, which would become effective upon the Merger becoming effective, and provisions regarding share transfers and other matters that became effective immediately. See “—The Telecom Shareholders’ Agreement.”

In addition, Fintech Telecom and certain of its related parties entered into an Option Agreement, dated July 7, 2017 with CVH, which provided CVH the option to purchase, directly or indirectly, 13.51% of the total outstanding capital of Telecom Argentina (after giving effect to the Reorganization but prior to the Merger) (ii) five business days prior to the effective date of the Merger and (iii) July 7, 2018. On October 6, 2017, CVH made an advance payment of the call option price for an aggregate amount of US$634,275,282. On December 27, 2017, CVH exercised the call option and, upon the effectiveness of the Merger, became the owner of additional shares issued by Telecom Argentina.

All the conditions to which the Merger was subject were satisfied and the Merger was consummated on January 1, 2018.

Telecom Argentina’s capital stock as of January 1, 2018 was comprised of the following:

	Outstanding shares	Treasury shares	Total capital stock
Shares
Class “A”	683,856,600	—	683,856,600
Class “B”	627,930,005	15,221,373	643,151,378
Class “C”	234,748	—	234,748
Class “D”	841,666,658	—	841,666,658
Total	2,153,688,011	15,221,373	2,168,909,384

As of the Merger Effective Date, Telecom Argentina succeeded in all of the assets and liabilities (including registered assets, licenses, rights and obligations) of Cablevisión and will continue the operations of Cablevisión, generating the corresponding operative, accounting and tax effects.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

The Merger was accounted for using the acquisition method, as determined by IFRS 3 (Business Combinations).  For purposes of IFRS 3, Cablevisión (the legally absorbed entity) must be considered the accounting acquirer and Telecom Argentina (the surviving entity) must be considered the accounting acquiree, which qualifies the transaction as a “reverse acquisition” due to the following:

1.              the relative voting rights in the surviving entity (55% for the shareholders of Cablevisión S.A. before the Merger Effective Date, and 45% for the shareholders of Telecom Argentina, before the Merger Effective Date, both percents previous to the Merger Effective Date);

2.              the composition of the board of directors in the surviving entity and other committees (Audit, Supervisory and Executive),

3.              the relative fair value assigned to Telecom Argentina and Cablevisión S.A., and

4.              the composition of the key management of the surviving entity.

Accordingly, Cablevisión’s assets and liabilities were recognized and measured in the consolidated financial statements at their pre-Merger carrying amounts, while the identifiable assets and liabilities of Telecom Argentina were recognized at fair value as of the Merger effective date. Goodwill resulting from the application of the acquisition method was measured as the excess of the fair value of the consideration paid over the net fair value of Telecom Argentina’s identifiable assets and liabilities. The retained earnings and other equity balances recognized in the consolidated financial statements of the combined entity are the sum of the respective amounts of the individual financial statements of Telecom Argentina and Cablevisión immediately before the Merger.

Telecom Shareholders’ Agreement

On July 7, 2017, Fintech Telecom, LLC (“FTL”), certain of its affiliates and CVH entered into a shareholders agreement (“TEO Shareholders Agreement”), which regulates certain matters as to the corporate governance of Telecom Argentina which became effective upon completion of the Merger, while other provisions became effective simultaneously upon execution of the Telecom Shareholders’ Agreement.

The Telecom Shareholders’ Agreement provides, among other matters, the following:

•                  Any shareholders party to the Telecom Shareholders’ Agreement (any such shareholder, a “SHA Party”) are subject to restrictions on the transfer of all their Telecom Argentina shares including (i) the right of first refusal to purchase such shares from a selling SHA Party, (ii) certain tag-along rights of each other SHA Party and (iii) so long as a SHA Party holds at least a certain minimum amount of shares, such SHA Party will be entitled to certain drag-along rights pursuant to which it will be able to require the other SHA Parties to sell, together with the dragging SHA Party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of our shares;

•                  FTL and CVH have undertaken to execute a voting trust agreement (the “Voting Trust Agreement”) pursuant to which each (i) will deposit certain shares (in the case of CVH’s shares, the “Class D Trust Shares” and in the case of FTL’s shares, the “Class A Trust Shares”) in a voting trust (the “CVH Voting Trust”), which, when added to the shares held by CVH, will exceed fifty percent (50%) of the outstanding shares, and (ii) will appoint a co-trustee who will be designated to vote the shares in accordance with the terms of the Voting Trust Agreement. The CVH Voting Trust will cause its shares to be voted pursuant to the instructions of the CVH co-trustee, except with respect to certain veto matters, in which case the FTL co-trustee will determine how the shares subject to the Voting Trust will be voted;

•                  The Board of Directors of Telecom Argentina will consist of 11 members.  Each of FTL, CVH and the Voting Trust will vote or cause to be voted, their shares, whether held directly or indirectly, in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH, subject to CVH and FTL satisfying certain ownership thresholds of the shares;

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

•                  Subject to CVH and FTL satisfying certain ownership thresholds of the shares, CVH will be entitled to designate the Chief Executive Officer and other key employees of the Telecom and FTL will be entitled to designate the Chief Financial Officer and the Internal Auditor;

•                  An executive committee of Telecom will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds. In addition, CVH will be entitled to designate two members of our statutory audit committee and three members of our statutory supervisory committee (comisión fiscalizadora) and FTL will be entitled to designate one member of the of statutory audit committee and two members of the statutory supervisory committee;

•                  Prior to each of our shareholder meetings or any other meeting upon which certain veto matters will be decided, CVH and FTL agree to hold meetings at which their representatives will determine how CVH and FTL, and the Voting Trust, if in effect, will vote their shares at such meeting in accordance with the provisions of the TEO Shareholders Agreement;

•                  We are required to maintain a listing of the Class B Shares and the ADSs representing the Class B Shares on the Securities Market of Buenos Aires (Bolsas y Mercados Argentinos) and the New York Stock Exchange, respectively;

•                  Each SHA Party and its respective affiliates is prohibited from acquiring any of our capital stock from a third party without (i) proper notice to the other SHA Parties and (ii) the right for such other SHA Parties to purchase fifty percent (50%) of the shares to be purchased from the third-party; provided that CVH may acquire an additional two percent (2%) of our shares without complying with the foregoing obligations;

•                  In the event that a public acquisition offer (oferta pública de adquisición) is required in connection with the Merger, CVH will launch such public acquisition offer to acquire Class B Shares, and FTL will be jointly and severally liable for payment for, and will receive following the closing of such public acquisition offer, fifty percent (50%) of any of our Class B shares tendered in such public acquisition offer;

•                  Subject to satisfying certain ownership thresholds, each of FTL and CVH, and certain other shareholders that subsequently become a SHA Party, will have certain veto rights over our corporate governance matters;

•                  The SHA Parties agree to cause us to declare and pay dividends if its consolidated operating cash flows exceed a certain threshold, after taking into consideration certain adjustments; and

•                  Each SHA Party will have certain registration rights with respect to our Class B Shares subject to the SHA Party satisfying certain ownership thresholds.

A copy of the Telecom Shareholders Agreement has been filed with the SEC and can be found as Exhibit 99.3 incorporated by reference into the Schedule 13D filed on January 2, 2018. As a result of the Merger and the arrangements resulting from the Telecom Shareholders Agreement, CVH has been considered to have acquired control of us.

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

Transactions with related parties of Fintech for the year ended December 31, 2017 resulted in income for telecommunication services rendered by us of approximately $152 million and expenses for telecommunications services received of approximately $36 million.

Transactions with other related parties resulted in income of $6 million as of December 31, 2017. Additionally, Transactions with other related parties resulted in expenses of $6 million as of December 31, 2017.

In addition, with the first tranche amortization of Sofora’s ordinary shares owned by WAI, as of May 23, 2017 WAI ceased to be a related party of the Telecom Group. The operations carried out with the aforementioned Group since January 1, 2017 until such date amounted to $7 million for services rendered, $72 million for services received and $34 million for financial costs related to loans.

As of December 31, 2017, we had no loans outstanding to the executive officers of Telecom Argentina.

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

Legal Proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and other claims that have arisen in the ordinary course of business. As of December 31, 2017, Telecom has established provisions, excluding asset retirement obligations, in an aggregate amount of P$1,717 million to cover potential losses related to these claims and proceedings in its Consolidated Financial Statements (P$56 million for regulatory deducted from assets and P$1,661 million included under liabilities). In addition, as of December 31, 2017, the Company had P$98 million deposited in its bank accounts and restricted for some judicial proceedings.

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

On June 9, 2015, in “Ramollino Silvana c/Telecom Argentina S.A.”, the Argentine Supreme Court of Justice ruled that the profit-sharing bonds do not correspond to employees who joined Telecom Argentina after the Transfer Date and that were not members of the share ownership plan (Share Ownership Plan or “SOP”). This judicial precedent is consistent with the criteria followed by Telecom Argentina based on the advice of its legal counsel, by which it considered remote the chances of paying compensation to employees not included in the SOP. As of December 31, 2017, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with the claims filed by employees included in the SOP, having considered the legal background.

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

•                  Labor claims brought by employees of suppliers, contractors and commercial agents

Certain contractors’ and subcontractors’ employees have continued initiating lawsuits against contractors and Telecom Argentina claiming direct or indirect liability based on a broad interpretation of the rules of labor law. The plaintiffs claim for the application of the telecommunications collective labor agreement instead of the telecommunication section of the construction collective labor agreement, which result in wage differences.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

In certain circumstances and in accordance to certain jurisprudence and regulations, the Company may be obliged to assume labor liabilities in connection with claims initiated by suppliers’ employees against the supplier and/or the Company. Although the Company seeks the recovery from suppliers of any amount it had to pay in its behalf, we cannot assurance that the Company may succeed in recovering these amounts from the relevant supplier.

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

•                  Interest rate applicable to the matters under labor courts of the Autonomous City of Buenos Aires

On May 21, 2014, the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the Autonomous City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Banco de la Nación Argentina for a 49 to 60 month term (currently 3% per month). The Court of Appeals also ruled that, in those cases where final sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

Since 2002, the National Labor Court of Appeals had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the Banco de la Nación Argentina for the granting of loans (currently 2.055% per month).

This prospective criterion was sustained until the date of issuance of the consolidated financial statements as of December 31, 2016, since Telecom Group’s Management, with the assistance of its legal counsel, considered that there were strong legal arguments to challenge the retroactive application of the new rate.

However, later, the labor courts have applied the new rate criterion retroactively as from the date that each amount is considered due. The Company appealed these decisions but the National Labor Court of Appeals validated the criterion mentioned in recent cases and extraordinary appeals have been dismissed before the Supreme Court. For this reason, during 2017, the Company recorded additional provisions that it considers sufficient to cover the impacts that these rulings could have.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

Telecom Argentina’s compliance with the regularization regime generated recognition of a debt owed to AFIP in the amount of P$38 million (nominal value) payable in 120 monthly installments at an annual interest rate of 9%. Telecom Argentina also recognized a debt for legal fees in connection with these regularized processes in the amount of P$14 million (nominal value). The value of both liabilities has been set forth under the captions “Income Tax Payables” and “Other Liabilities” classified by the nature and due date of each liability. As of December 31, 2017, such liabilities amounted to P$8 million and P$4 million, respectively.

•                  Provincial taxes

Some provincial tax authorities have filed claims regarding turnover tax and stamp tax. As of the date of this Annual Report, the Company’s management has recorded provisions that it estimates are adequate to hedge these risks.

On December 26, 2017 the Supreme Court has ruled in a company case against Corrientes province (“Telecom Argentina S.A. c/Corrientes provincia de s/acción declarativa”) that in the case of international calls the entire price collected from a local client is taxed in turnover tax. The Company’s management has recorded provisions that it estimates are adequate to cover the probable claims from the provincial tax authorities.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

Although this carryforward could not be applied against future taxable incomes, Telecom Argentina initiated a legal proceeding against AFIP’s claim at the National Tax Court (Tribunal Fiscal de la Nación). On March 22, 2018 the National Tax Court ruled in favor of Telecom Argentina.

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

According to the abovementioned new legal background of which Telecom Argentina had knowledge during 2015, and after making the respective assessments, in fiscal year 2015, 2016 and 2017 Telecom Argentina filed actions for recourse with the AFIP to claim the full tax overpaid for fiscal year 2009, 2010, 2011 and 2012 estimated in an amount of P$509 million plus interests, alleging that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of this Annual Report, the actions for recourse filed are pending of resolution by the AFIP. However, Telecom Argentina’s management, with the assessment of its tax advisor, considers that the argument put forward in this recourse follows the same criteria as the established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which we believe should allow Telecom Argentina to obtain a favorable resolution of the actions for recourse filed.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and Telecom Argentina recorded a non-current tax credit of P$774 million as of December 31, 2017 (P$98 million were recorded in fiscal year 2015, P$368 million in fiscal year 2016, and P$308 million in 2017 reducing Income tax cost). For the calculation of the tax credit, Telecom Argentina has estimated the amount of the tax determined in excess for all fiscal years not covered by the statute of limitation (2009-2017), weighing the likelihood of certain variables according to the jurisprudential precedents known until December 31, 2017 Telecom Argentina’s management will assess the AFIP’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to at least annually re-measure the tax credit recorded.

Regulatory Proceedings

•                  Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the abovementioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (P$9,380) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2017. If Telecom Argentina and its legal advisors’ arguments do not prevail, the management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions may be increased to approximately P$103 million as of December 31, 2017.

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

In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plans’ statements continue to be prepared based on the previous criteria. Personal’s Management believes that it has solid legal arguments to defend its position, which are actually confirmed by Resolution ENACOM No. 840/18. On August 15, 2017, Personal received a note for the differences owed, and on August 31, 2017 presented the corresponding administrative note. Telecom’s Management believes that it has solid legal arguments to defend its position. However, it cannot be assured that such arguments will be accepted by the ENACOM.

The difference resulting from both sets of liquidation criteria is of approximately $403 since October 2016, plus interests.

•                  Claims by some content providers

In the context of the general reorganization of its content business started by Personal in 2016, and considering the expiration of certain of its agreements with content providers, it notified certain of these providers that their agreements would not be renewed.

As a result of these communications, four (4) of these former providers of Personal successfully sought injunctions against it in order to avoid the decision to terminate these agreements, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates. Personal appealed these injunctions.

On 24 February 2017, ENACOM notified Personal of Resolution 2017-1122-APN-ENACOM # MCO (“Resolution 1122”), stating that mobile operators may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and on the order of providers of audiotext and mass calling VAS. In addition, Resolution 1122 sets forth a 30-day period to file the interconnection agreements or the amendments to the existing contracts with the providers in order to ensure that the adjustments to the existing contract with the members of the CAVAM have been made.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

On March 22, 2017, Personal filed an administrative appeal against Resolution No. 1122 before the former Ministry of Communications (MINCOM - currently the Ministry of Modernization-) and exercised the necessary legal actions for the protection of its rights.

On September 29, 2017, the ENACOM notified Personal Resolution No. 2,408/17, rejecting the reconsideration recourses filed by Movistar and Claro against Resolution No. 1122, and the suspension of the effects of said resolution, requested by Personal, Movistar and Claro. Likewise, by means of this act, the reconsideration recourse filed by Personal against ENACOM Note No. 29/17 (in relation to the supplier MOVICLIPS) was rejected, and the recourse filed by Personal against Resolution No. 1122 before the former MINCOM, is still pending resolution.

Personal has renewed the commercial agreements with the majority of the contents suppliers, which are still in force.

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

Consumer Trade Union Proceedings

The Company has been notified of the following complaints filed by consumer trade unions. Although The Company believes there are strong defense arguments for which the claims should not succeed, in the absence of jurisprudence on the matter, The Company’s management, with the assistance of its legal counsel, has classified the claims as possible until a judgment is rendered:

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

As of the date of this Annual Report, this claim is in the discovery phase. Moreover, the court has ordered the joining of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and AMX Argentina S.A. Consequently, the three legal actions will continue before the Federal Civil and Commercial Court No. 9.

ii) “Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer” claim:

In June 2012 the consumer trade union “Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months. The plaintiff is seeking damages for unspecified amounts. In August 2012, Personal answered the complaint arguing that the Personal adequately informed its clients the modifications of the terms and conditions in which the service would be provided. For these reasons, The Company believes this claim should be dismissed.

Personal also filed a jurisdictional plea and a motion alleging the lack of active legal standing of the plaintiff. The Commercial Court declared itself as incompetent in the matter. Accordingly, the case was sent to the Administrative and Contentious Court, which ruled that the jurisdiction corresponded to the Commercial Court. That decision was appealed by Personal through an extraordinary motion, which was denied. Consequently, Personal filed a complaint before the Argentine Supreme Court of Justice, which on May 27, 2016 ruled that the lawsuit will continue at the Commercial Court. As of the date of this Annual Report, the claim is at still in the preliminary.

While the Company’s management believes that there are solid arguments for the favorable resolution of this lawsuit, in the event of an unfavorable result, it would not have a significant impact on our financial position, results of operations and cash flows.

iii) Proceedings related to value added services - mobile contents:

On October 1, 2015, Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de servicios públicos.” The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff’s claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, the plaintiff requests the imposition of punitive damages to Personal.

This claim is substantially similar to other claims made by a consumer association (Asociación Protección Consumidores Del Mercado Común Del Sur - Proconsumer) where collective representation of customers is also invoked. As of the date of this Annual Report, these claims still remain in preliminary stages.

Personal has answered the claims through the presentation of legal and factual defenses, requesting the citation of third parties involved in the provision of VAS. The Company, with the assistance of its legal counsel, believes it has strong arguments against these claims. However, given the absence of jurisprudential precedents, we cannot assure the final outcome of these claims.

iv) Claim by “Asociación por la Defensa de Usuarios y Consumidores c/Telecom Personal S.A.”:

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

In the third quarter of 2015, Personal took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator. Taking into consideration this new jurisprudential precedent, the claim has been classified as a possible contingency.

The Company’s management, with the assistance of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be assured.

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

From 2012 and in compliance with its contractual obligations, Telecom Argentina made investments and incurred in expenses amounting to P$182 million as of December 31, 2017, of which P$143 million are included in PP&E for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the AFA Plus Project, the football environment and the country context, the AFA Plus system was not implemented, even partially, by AFA. Consequently, Telecom Argentina has not been able to collect the agreed price.

Finally, based on the AFA-Telecom Argentina agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, AFA notified Telecom Argentina of its decision to terminate the agreement with Telecom Argentina, and to modify the AFA Plus Project. It also informed that it will assume the payment of the investments and expenditures incurred by Telecom Argentina. Accordingly, this led to negotiations among the parties.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by Telecom Argentina through advertising exchange exclusively related to the AFA Plus Project (or the project that replaces it in the future), in the amount of US$12.5 million. The proposal contemplated that if the advertising compensation was not operable within the year, AFA would have to pay Telecom the agreed amount nonetheless. Telecom Argentina analyzed the quality of the assets offered by AFA in its offer of advertising exchange, and rejected the offer as insufficient.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

As of the date of issuance of this Annual Report, the Company initiated a new pre-judicial mediation procedure which was finished without agreement on February 15, 2018, and its preparing the lawsuit against AFA in order to claim the owed amounts through the judicial system. The Company’s Management with the assistance of its external advisor believes that they have solid and legal arguments for claiming and are evaluating the actions to be followed for recovering the investments and expenses made.

It is worth mentioning that the impairment recorded by Telecom Argentina arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (works in progress and materials amounting to P$143 million as of December 31, 2017) have been only recorded for the purpose to comply with accounting standards and in no way imply a renunciation of, waiver of or a limit to the rights of Telecom Argentina as a genuine creditor of the AFA Plus Project agreement.

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

According to the rules of the CNV (as approved by General Resolution No. 622/13, as amended and supplemented (collectively, the “CNV Rules”), Shareholders’ Meetings that approve financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the GCL and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of this rule the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero.

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

Telecom Argentina’s Board of Directors, at its meeting held on March 19, 2018, convened an Ordinary Shareholders’ meeting to be held on April 25, 2018, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2017, net of P$5,640,728,444 distributed in advance, that is to say P$1,989,254,041, and the allocation of Cablevisión’s retained earnings as of December 31, 2017 net of P$4,502,777,155 distributed in advance, that is to say P$1,311,975,449.

The proposal of the Board of Directors is to: (i) ratify the advance distribution of dividends of P$5,640,728,444 resolved by the Board at its meeting of January 31, 2018, based on the Special-purpose Unconsolidated Financial Statements of Telecom Argentina as of September 30, 2017; (ii) allocate P$1,989,254,041, to set up the “Voluntary reserve for future dividends payments”; and (iii) delegate power to Telecom Argentina’s Board of Directors so that, based on the evolution of the business, it may determine the withdrawal, in one or more times, of an amount up to P$994,627,020

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

from the ‘Voluntary reserve for future dividends payments’ for distribution to the shareholders as cash dividends, enabling such delegated powers to be exercised until December 31, 2018. With respect to Cablevisión’s retained earnings, the proposal of the Board of Directors is to: (i) ratify the advance distribution of dividends of P$4,502,777,155 resolved by the Board at its meeting of January 31, 2018, based on the Special-purpose Unconsolidated Financial Statements of Cablevisión as of September 30, 2017; (ii) allocate P$1,311,975,449, to set up a “Facultative Reserve to Maintain the Level of Investments in Capital Goods and the Current Level of the Company’s Solvency.”

Telecom Argentina’s Shareholders’ Meeting held on April 27, 2017 approved the allocation of the total amount of the Retained Earnings as of December 31, 2016 to the constitution of a ‘Voluntary reserve for future dividends payments’, and the withdrawal of P$2,730 million from the ‘Voluntary Reserve for Capital Investments’ and to withdraw the total amount of the ‘Voluntary Reserve for Future Investments’ (P$2,904 million), increasing the ‘Voluntary reserve for future dividends payments’ with these withdrawals. The Shareholders’ Meetings held on November 30, 2017 and January 31, 2018 approved the delegation of authority to Telecom Argentina’s Board of Directors to determine the reduction of the ‘Voluntary reserve for future dividends payments’ and its distribution to the shareholders as cash dividends, distribution that was approved by the Board on December 18, 2017 and January 31, 2017.

Significant Changes

Except as identified in this Annual Report, no undisclosed significant changes have occurred since the date of the Consolidated Financial Statements. See “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2017, 2016 and 2015—Factors Affecting Results of Operations.”

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.                THE OFFER AND LISTING

The number of shares as of December 31, 2017, was as follows:

Class of shares (*)	Outstanding Shares	Treasury shares	Total capital stock
Class A Shares	340,994,852	—	340,994,852
Class B Shares	627,930,005	15,221,373	643,151,378
Class C Shares	234,748	—	234,748
Total	969,159,605	15,221,373	984,380,978

(*) Ordinary share (nominal value P$1 each) with 1 vote each

The number of shares as of January 1, 2018 (after giving effect to the Merger), was as follows:

Class of shares (*)	Outstanding Shares	Treasury shares	Total capital stock
Class A Shares	683,856,600	—	683,856,600
Class B Shares	627,930,005	15,221,373	643,151,378
Class C Shares	234,748	—	234,748
Class D Shares	841,666,658	—	841,666,658
Total	2,153,688,011	15,221,373	2,168,909,384

(*) Ordinary share (nominal value P$1 each) with 1 vote each

The Class B Shares are currently listed on the BYMA. The ADSs are currently listed on the NYSE under the symbol TEO. Each ADS issued by the Depositary represents rights to five Class B Shares.

The table below shows the high and low closing prices of the Class B Shares in pesos for the periods indicated on the BYMA, the current principal non-U.S. trading market for such securities. See “—The Argentine Securities Market.” See “Item 3—Key Information—Exchange Rates” for the exchange rates applicable during the periods set forth below.

	Pesos per Class B Share (1)
	High	Low
Annual
2013	39.50	16.40
2014	62.30	28.00
2015	63.00	38.50
2016	59.40	38.50
2017	140.70	57.90

Quarterly
2016
First Quarter	58.75	38.50
Second Quarter	57.00	48.50
Third Quarter	58.00	53.00
Fourth Quarter	59.40	54.40
2017
First Quarter	74.00	57.90
Second Quarter	85.30	67.60
Third Quarter	109.25	93.00
Fourth Quarter	140.70	106.75

Monthly
2017
October	119.25	106.75

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

	Pesos per Class B Share (1)
	High	Low
November	122.90	109.75
December	140.70	124.50
2018
January	156.20	139.00
February	148.50	131.35
March	141.85	124.85
April (through April 17, 2018)	126.90	121.50

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

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the NYSE for the periods indicated.

	US$ per ADS
	High	Low
Annual
2013	21.19	12.13
2014	25.09	14.78
2015	26.04	13.85
2016	19.52	14.44
2017	39.70	18.00

Quarterly
2016
First Quarter	19.10	14.44
Second Quarter	19.52	16.75
Third Quarter	19.50	17.64
Fourth Quarter	18.82	17.40
2017
First Quarter	23.98	18.00
Second Quarter	25.87	22.25
Third Quarter	31.69	26.39
Fourth Quarter	39.70	30.43

Monthly
2017
October	33.80	30.43
November	34.97	30.86
December	39.70	35.99
2018
January	39.55	36.74
February	38.07	32.51
March	35.13	31.09
April (through April 17, 2018)	31.14	30.21

On April 17, 2018, the reported last sale price of the ADSs on the NYSE was US$30.67.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

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

The last acquisition made by Telecom Argentina was on November 5, 2013. The total treasury shares acquired were 15,221,373 by a total amount of P$461 million (P$30.29 average per share). Such acquisitions were recorded at the acquisition cost and deducted from equity under the caption “Treasury shares acquisition cost.” No profit or loss resulting from holding the treasury shares has been recognized in the income statement. See Note 19.d) and Note 3.t) to the Consolidated Financial Statements.

Plan of Distribution

Not applicable.

The Argentine Securities Market

As of March 2018, eleven securities exchanges exist in Argentina, of which five (including the BCBA) have affiliated stock markets and are authorized to quote publicly-offered securities. The oldest and largest of these exchanges is the BCBA, founded in 1854. For the year ended December 31, 2016, the ten most actively traded equity issues represented approximately 54% of the total volume of equity traded on the market. Trading in securities listed on an exchange is conducted through a Mercado de Valores (the “Stock Market”) affiliated with such exchange.

On April 17, 2017, Bolsas y Mercados Argentinos S.A. (BYMA), a stock market authorized by CNV, who shall succeed the Mercado de Valores de Buenos Aires S.A. or MERVAL, started the automatic transfer of all the species listed in the MERVAL to BYMA.

BYMA was created as a result of the spin off (escisión) of certain assets of the MERVAL, including its holdings in Caja de Valores S.A., the local clearing house for traded securities, and a capital contribution by the BCBA of its holdings in Caja de Valores S.A. Securities may also be listed and traded on the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market trading system that functions independently from the BCBA and MERVAL or BYMA. However, in March 1992, the BCBA, the MERVAL and representatives of the dealers on the MAE implemented an agreement that causes trading in equity and equity-related securities to be conducted exclusively on the MERVAL, now BYMA, while all corporate debt securities listed on the BCBA may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is expected to be conducted principally on the MAE. The agreement does not extend to other Argentine stock exchanges.

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

There is currently in the Argentine Congress a project law, which has been approved by the Deputies Chamber and is being considered by the Senate, amending Law No. 26,831 which, if finally passed and not vetoed by the Executive Power, will include substantial reforms to the regulation of the capital markets in Argentina.

The Buenos Aires Stock Market (MERVAL / BYMA)

The MERVAL, entity succeeded by the BYMA, is the largest stock market in Argentina. The MERVAL is a corporation, whose approximately 183 shares are held by individuals and entities authorized to trade in the securities listed on the BCBA. Trading on the BYMA is conducted by continuous open auction, from 11:00 a.m. to 5:00 p.m. each business day. The BYMA also operates a continuous electronic market system each business day, on which privately arranged trades are registered and made public.

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

Certain historical information regarding the BCBA is set forth in the table below.

	2017	2016	2015	2014	2013
Market capitalization (P$ billions) (1)	6,877	4,512	3,292	3,893	3,356
As percent of GDP (2)	60	56	56	85	100
Volume (P$ million) (1)	2,712,799	1,333,260	749,829	621,831	367,830
Average daily trading volume (P$ million) (1)	10,983	5,420	3,098	2,580	1,526
Number of traded companies (including Cedears)	184	189	194	202	256

(1)   End-of-period figures for trading on the BCBA (includes domestic and non-domestic public companies).

(2)   According to INDEC revised figures of GDP at current prices for the selected period, published as of March 2018.

Source: Instituto Argentino de Mercado de Capitales

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

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

ITEM 10.              ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered before the IGJ on July 13, 1990, under number 4,570, book 108, volume “A” of Corporations. Telecom Argentina’s bylaws with all subsequent amendments were registered before the IGJ on January 8, 2016, under number 447, book 77 of Corporations. However, Telecom’s Bylaws were further amended at the Shareholders’ Ordinary and Extraordinary Meetings held on May 23, 2017 and August 31, 2017. The amendment of August 31, 2017, has not yet been conformed by CNV and recorded with the IGJ.

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

Limited liability of shareholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Argentine law, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. In connection with recommending certain actions for approval by shareholders, the Board of Directors of Telecom Argentina occasionally obtained opinions of internal and/or external counsel concerning the compliance of the actions with Argentine law and our bylaws (or regulations, if any). We currently intend to obtain similar opinions in the future as the circumstances require it. Although the issue is not free from doubt, based on advice of counsel, we believe that a court in Argentina in which a case has been properly filed would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or our bylaws or regulations, would not be liable under this provision.

Voting Rights

Pursuant Telecom Argentina’s bylaws, each share entitles the holder thereof to one vote at the shareholders’ meetings. All of Telecom Argentina’s directors are appointed jointly by shareholders in an Ordinary General Shareholders’ Meeting.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

In addition, and pursuant to the amendment to the bylaws approved on August 31, 2017, a favorable resolution by a special meeting of the Class A and/ or the Class D will be required in order to approved any Supermajority Matter.  That special meeting will be required to the extent the Class A or the Class D represent more than 15% of the capital stock, respectively, or 20% of the capital stock if the decision involves the approval of the Business Plan or the Annual Budget.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Capital increase and reduction

Telecom Argentina may increase its capital upon authorization of an Ordinary Shareholders’ Meeting. All capital increases must be conformed by the CNV, published in the Official Gazette and recorded with the IGJ. Capital reductions may be voluntary or mandatory. Shares issued in connection with any capital increase must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional accretion rights in accordance with the procedure described under “—Preemptive Rights” below.

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

In the event of a capital increase, shareholders of Telecom Argentina of any given class have a preemptive right to purchase any issue of shares of such class in an amount sufficient to maintain their proportionate ownership of Telecom Argentina’s capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the preemptive rights of those shareholders that are not exercising their preemptive rights. Pursuant to Telecom Argentina’s bylaws, if any Class B or Class C Shares are not preempted by the existing shareholders of each such class, the other classes may preempt such class. However, if any shares of the other Classes of Shares are not preempted by the existing holders of such class, holders of Class B or Class C Shares shall have no preemptive rights with respect to such shares.

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

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without his or her vote. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Our Shareholders may be subject to liability under Argentine law for certain votes of their securities.” See also “—Powers of the Directors” below for a description of conflict of interest regarding Directors.

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

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at an Extraordinary Shareholders’ meeting, such as a merger of Telecom Argentina into another entity, a change of corporate object and purpose, transformation from one type of corporate form to another, or the voluntary withdrawal from the public offering regime or listing of Telecom Argentina’s shares , any shareholder dissenting from the adoption of any resolution may withdraw from Telecom Argentina and receive the book value of his or her shares determined on the basis of Telecom Argentina’s annual financial statements (as approved by the Annual Ordinary Shareholders’ Meeting), provided that the dissenting shareholder exercises its appraisal rights within five days following the Shareholders’ Meeting at which the resolution was adopted. This right may be exercised within 15 days following the meeting if the dissenting shareholder was absent and provided he or she can prove that he or she was a shareholder on the day of the Shareholders’ Meeting at which the resolution was adopted. In the case of a merger of Telecom Argentina or a spin-off of Telecom Argentina, no appraisal rights may be exercised if Telecom Argentina is the surviving company or if the shares that Telecom shareholders’ would receive as a result of such merger or spin-off would also be admitted to the public offering regime or listed in Argentina.

Appraisal rights are extinguished if the resolution is subsequently overturned at another Shareholders’ Meeting held within sixty days of the expiration of the time period during which absent shareholders may exercise their appraisal rights.

Payment on the appraisal rights must be made within one year of the date of the Shareholders’ Meeting at which the resolution was adopted. In the case of voluntary withdrawal from the public offering regime or listing of Telecom Argentina’s shares, the payment period is reduced to sixty days from the date of the approval of the voluntary withdrawal.

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

Limitations on foreign investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in Telecom Argentina’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote on Telecom Argentina’s Class B Shares. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who are registered to participate at a Shareholders’ Meeting should provide details of their registration with the Argentine Public Registry of

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Commerce. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements with the Argentine Registry of Commerce as provided for under Section 123 of the GCL.

Change of Control

There are no provisions in the bylaws of Telecom Argentina which may have the effect of delaying, deferring or preventing a change in control of Telecom Argentina and that would only operate with respect to a merger, acquisition or corporate restructuring involving Telecom Argentina or any of its subsidiaries, except for the regulatory authorization required for the transfer of Nortel’s Class A Shares stated in Section 9 of our Bylaws. Section 9 of our Bylaws has been eliminated as authorized by ENACOM as regulatory authority and decided by the Ordinary and Extraodinary Shareholders´ Meeting held on May 23, 2017, which was conformed by the CNV and recorded with the IGJ on March 21, 2018.

Under Law No. 26,831 a party that wishes to obtain either a majority or a significant equity ownership interest (with the intention of acquiring control) in a publicly traded corporation must offer a fair price (precio equitativo) as defined in Law No. 26,831 to acquire all shares 50% or of voting stock or securities convertible into voting stock of such corporation, respectively. Until the enactment of Law No. 26,831, this regulation applied to all Argentine corporations with listed securities unless the corporation’s shareholders specifically voted not to adopt the regime. On January 28, 2013, Law No. 26,831 became effective. This law states in its Article 90: “Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual participation regime regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

Under Decree No. 764/2000, as amended by Decree No. 267/2015, the loss of control of a licensee company such as Telecom Argentina is subject to the approval of ENACOM.

MATERIAL CONTRACTS

For information regarding the Telecom Shareholders’ Agreement, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—The Telecom Shareholders’ Agreement.” We are not a party to the Telecom Shareholders’ Agreement.

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

In June 2005, through Decree No. 616/2005, the Argentine government imposed certain restrictions on inflows and outflows of foreign currency to the local foreign exchange market. New indebtedness entered into the foreign exchange market and debt renewals with non-Argentine residents from the private sector entered in the local foreign exchange market had to be agreed upon and canceled in terms not shorter than 365 calendar days (the “Minimum Holding Term”), whatever the form of cancellation thereof (i.e. with or without access to the local foreign exchange market). The following transactions, among others, were exempted from this restriction: (i) foreign trade financings (i.e., exports advance payments, pre-financing of exports and imports financing); (ii) balances of foreign exchange transactions with correspondent exchange entities (which are not credit lines); and (iii) primary debt security issuances with a public offering and listing.

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

On January 4, 2017, the Ministry of the Treasury eliminated the mandatory minimum stay period applicable to (i) the inflow of funds to the local foreign exchange market arising from certain foreign indebtedness and (ii) any entry of funds to the foreign exchange market by non-residents. On January 20, 2017, the SCI extended the period for the proceeds from the export of goods to be transferred and settled through the MULC, from five to ten years. In addition, on May 19, 2017, the Central Bank eliminated most of the foreign exchange restrictions in place until then by means of Communication “A” 6244, effective as of July 1, 2017.

On November 1, 2017, the PEN enacted Decree No. 893/17 which partially repealed Decrees No. 2,581/64, No. 1,555/86 and No. 1,638/01, and eliminated the obligation of Argentine residents to transfer to Argentina and sell in the MULC the proceeds of their exports of goods. On November 10, 2017, the Central Bank issued Communication “A” 6363, that eliminated all restrictions applicable to Argentine residents related to the transfer and sale of proceeds in the MULC resulting from the export of goods.

Finally, on December 28, 2017, by virtue of Communication “A” 6401, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a new, unified regime applicable for information as of December 31, 2017. As of the date hereof, in accordance with current regulations, all individuals and legal persons, assets and other universities may operate freely in the MULC and foreign exchange transactions shall be carried out at the exchange rate freely agreed between the parties. All exchange and/or arbitrage operations must be carried out through financial or exchange entities authorized by the Central Bank, and must comply in all cases with the provisions applicable to each transaction. Transactions that do not fall within the scope of the foreign exchange regulations will be subject to the Foreign Exchange Regime Law.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

In this respect, financial entities can grant access to the foreign exchange market to non-residents. For this purpose, financial entities must require the taxing identification number of the non-resident client (or passport number for individuals) or the taxing identification number of the argentine resident who acts as a representative of the non-resident person, in this case, the representative must in addition inform to the financial entity the complete identification information of the non-resident.

Before accessing the foreign exchange market, the intervening authority must ensure that the requirements established by the regulations are complied with.

Reporting Regimes

Under the unified reporting regime of direct investments and debt created by Communication “A” 6401 only Argentine residents (both legal entities or natural persons) whose flow of balance of foreign assets or debts during the previous calendar year reaches or exceeds the equivalent of US$1 million in Argentine pesos are required to report foreign holding of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose flow or balance of foreign assets or debts reaches or exceeds the equivalent of US$50 million in Argentine pesos, shall comply with the report on a quarterly basis.

TAXATION

Argentine taxes

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this Annual Report and is subject to any subsequent changes in Argentine laws and regulations which may come into effect after such date. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this Annual Report will agree with this interpretation. Holders should carefully read “Item 3—Key Information—Risk Factors—Risks Relating to Telecom Argentina’s Shares and ADSs—Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares underlying ADSs or ADSs for transactions made until December 31, 2017” in this Annual Report and consult their tax advisors regarding the tax treatment of the Class B Shares underlying ADSs and ADSs.

Taxation of Dividends

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayers. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, no withholding tax is to levied on dividends distributed to either Argentine or non-Argentine resident shareholders since then. This treatment applies only to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

Likewise, the portion of those dividends exceeding the company’s accumulated net taxable income (as determined by application of the Argentine Income Tax Law), if any, is subject to a 35% withholding tax on such excess (the “Equalization Tax”). For purpose of the Equalization Tax, the amount of accumulated net taxable income to be considered shall be determined by (1) deducting the income tax paid by the company, and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are to be subject to a tax treatment different from the one previously described, based on the recent enactment of a comprehensive tax reform -Law No. 27,430-, published in the Official Gazette on December 29, 2017, and generally effective since January 1, 2018.

Pursuant to Law No. 27,430, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2019), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2020 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders. No dividend withholding tax applies if dividends are distributed to the aforementioned Argentine corporate entities required to assess the dividend withholding tax.  In addition, the Equalization Tax is repealed.

Capital gains

The results derived from the transfer of shares and other equity interests, bonds and other securities of Argentine companies are subject to Argentine capital gains tax, regardless of the type of beneficiary who realizes the gains.

Capital gains obtained by Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law and local branches of non-Argentine entities) derived from the sale, exchange or other disposition of shares are subject to income tax at the corporate rate on net income. Recently, Law No. 27,430 decreased the corporate income tax rate from 35% to 30% for fiscal years beginning on January 1, 2018 to December 31, 2019, and to 25% for fiscal years beginning on January 1, 2020 and onwards.

Individual resident’s capital gains tax

Law No 27,430 established that as from January 1, 2018, gains realized by Argentine resident individuals  from the sale, transfer or disposition of shares, securities representing shares and certificates of deposit of shares are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.  For periods prior to 2018, it is currently under discussion the extent of the exemption (established by Law 26,893 and its implementing decree 2334/2013) applicable to the sale of shares and other securities through a stock exchange market, so as to determine whether it applies only sales of securities made in stock exchanges duly authorized by the CNV or in any stock exchanges.

Nonresident’s capital gains tax

Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between nonresidents.

Law No 27,430 provides that the capital gains tax applicable to nonresidents for transactions entered into between September 23, 2013 (when Law No. 26893 became effective) and December 30, 2017, is still due and regulations will state the mechanism to have it paid.  However, no taxes will be claimed to nonresidents with respect to past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) 4.227, which will come into effect on April 26, 2018, stipulates that the income tax should be paid to the AFIP under the following procedures: (i) in case the securities were sold through an Argentine stock exchange market, and the withholding has been made, then the withholder must pay the tax, (ii) in case the securities were sold but not through an Argentine stock exchange market and there is an Argentine buyer involved, then the Argentine buyer should pay the income tax; and (iii) when both the seller and the buyer were foreign beneficiaries and the sale was not performed through an Argentine stock exchange market, the person liable for the tax is the buyer and the payment shall be made through an international bank via wire transfer to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 is due on June 11, 2018.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

In turn, Law 27,430 and Decree 279/2018, maintain the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by nonresidents. However, nonresidents are exempt from the capital gains tax on gains realized from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, or the funds used for the investment proceed from, jurisdictions considered as cooperating for purposes of the exchange of tax information.

In addition, it is clarified that, from 2018 onward, gains from the sale of ADSs will be treated from Argentine sources.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considerd as cooperative for purposes of fiscal transparency, a 35% tax rate on the the net capital cagin or at a 31.5% effective rate on the gross price should apply. As per the law, the Executive Power will be required to publish a list of “non-cooperating” jurisdictions. Meanwhile, to determine if a jurisdiction is “cooperating or not,” the list published by AFIP according to Decree 589/2013 should be consulted.

In such scenarios, according to General Resolution (AFIP) 4227, the income tax should be withheld and paid to the AFIP under the following procedures: (i) in case the securities were sold by a foreign beneficiary, through an Argentine stock exchange market, the custodian entity should withhold and pay the tax if it is involved in the payment process; if it is not involved in the payment process but there is an Argentine buyer involved, the Argentine buyer should withhold the income tax (ii) in case the securities were sold by a foreign beneficiary, but not  through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (iii) when both the seller and the buyer are foreign beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred or directly by the seller, in the event that there was no local legal representative. In this case, the payment shall be made through an international bank via wire transfer to the AFIP.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from the holding and disposing of ADSs or Class B Shares.

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

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. Telecom Argentina has already filed this request and has been granted the exemption for the referred fiscal years. Notwithstanding, in the future, Telecom Argentina may not be exempt from the payment of the personal assets tax.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Telecom Argentina has, from time to time, requested that its shareholders reimburse the amounts of personal assets tax paid on their behalf and has received partial reimbursement of such taxes, however no assurances can be made that Telecom Argentina will be successful in seeking reimbursement of all such taxes paid from holders of ADSs and Class A, B, and C shares. The amount paid by Telecom Argentina and pending collection from its shareholders as of December 31, 2017, was approximately P$18 million fully written off, based on the recoverability assessment made by Telecom Argentina. Whenever applicable, personal assets tax paid on behalf of Telecom Argentina’s shareholders is deducted from the cash dividend payment.

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

Pursuant to Law No 27,432  The National Executive Power may decide that the percentage of the tax that on the date of entry into force of this law is not computable as payment on account of income tax, will be progressively reduced by up to twenty percent (20%) per year as of January 1, 2018, and also may decide that, in 2022, the tax provided for in Law 25,413 and its amendments as a payment on account of income tax will be computed in full.

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

Turnover tax

In addition, gross turnover tax could be applicable to Argentine residents on the transfer of shares and on the collection of dividends by our shareholders to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transactions with shares, as well as the perception of dividends are exempt from gross turnover tax. Holders of the Class A, B, C and D Shares or ADSs are encouraged to consult a tax advisor as to the particular Argentine gross turnover tax consequences derived from holding and disposing of the Class A, B, C and D Shares or ADSs or ADSs.

Stamp taxes

Stamp tax is a provincial tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each Argentine province and the City of Buenos Aires have its own

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved. On January 2, 2018, Law 27,429 enforced a “Fiscal Consensus” signed between the National Executive Power and representatives of the Provinces and the City of Buenos Aires. Among other issues, the provinces assumed the commitment to apply tax rates not higher than those for each activity and period In the stamp tax, for certain acts and contracts, not higher than 0.75% as of January 1, 2019 with a gradual reduction until its complete elimination as of January 1, 2022.

Other taxes

There are no Argentine federal inheritances or succession taxes applicable to the ownership, transfer or disposition of Class A, B, C and D Shares.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States. On December 23, 2016, Argentina and the United States signed an agreement for the exchange of information relating to taxes, which entered into force on November 13, 2017, so the first fiscal period with respect to which information could be exchanged would be 2018.

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

•                           tax-exempt entities;

•                           persons that own or are deemed to own 10% or more of the stock of Telecom Argentina, measured by voting power or value;

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Distributions

To the extent paid out of current or accumulated earnings and profits of Telecom Argentina (as determined in accordance with U.S. federal income tax principles), the gross amount of distributions made with respect to ADSs or Class B Shares underlying ADSs will generally be included in the income of a U.S. holder as ordinary dividend income. Because Telecom Argentina does not maintain calculations of its earnings and profits under U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend. Dividends will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. holder’s income on the date of the U.S. holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend. The amount of the distribution will equal the U.S. dollar value of the pesos received (including amounts withheld in respect of Argentine taxes), calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the depositary), whether or not the depositary or U.S. holder in fact converts any pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss of the U.S. holder and will be U.S.-source income or loss for foreign tax credit purposes.

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs are generally treated as “qualified dividends” if (1) the ADSs are readily tradable on a securities market in the United States (such as the NYSE, where our ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that Telecom Argentina was not a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2018 taxable year or the foreseeable future, although there can be no assurance in this regard. If we were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Foreign tax credit considerations

Dividend distributions with respect to ADSs or Class B shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any Argentine income taxes withheld at the appropriate rate applicable to the U.S. holder from a dividend paid to such U.S. holder if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder.  Alternatively, the U.S. holder may be able to deduct such Argentine income taxes from its U.S. federal taxable income, provided that the U.S. holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. holder’s particular circumstances. Accordingly, U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Capital gains realized by a U.S. holder on the sale or other disposition of ADSs or Class B Shares underlying ADSs are generally exempt from tax under current Argentine law. However, if such tax is imposed in the future, it is possible that U.S. holders would be eligible to claim foreign tax credits in respect of such tax, subject to generally applicable restrictions under U.S. law. However, any gain realized on the sale or other disposition of ADSs or Class B Shares underlying ADSs will be treated as U.S. source income.  Accordingly, even if foreign tax credits otherwise are available, an investor generally would not be able to use the foreign tax credit arising from any Argentine tax imposed on such disposition unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

Foreign financial asset reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or in part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2017, that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Our results of operations are sensitive to changes in the peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. However, Telecom Argentina, as well as Telecom Argentina in its capacity of absorbing company of Personal and Núcleo had commercial debt nominated in U.S. dollars and Euros. Moreover, overdrafts and Series 1 to 3 of Personal Notes are denominated in their functional currencies (pesos and guaraníes, respectively) and accrue interest at a variable rate. In addition, Personal (entity absorbed by Telecom Argentina) maintains financial debt denominated in U.S. dollars at a variable rate and Series 4 of Notes is also denominated in U.S. dollars, but at a fixed rate, while Núcleo maintains guaraní denominated financial debt and accrues interest at a fixed rate. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and Uses of Funds”.

Additionally the Company has cash and cash equivalents, and investments denominated in U.S. dollars and Euros (approximately 53% of total cash and equivalents and investments) that are also sensitive to changes in peso/U.S. dollar exchange rates and contribute to reduce the exposure to commercial and financial obligations in foreign currency. As of December 31, 2017, the Company had investments adjustable to the variation of the peso/U.S. dollar exchange rate (“Dollar Linked”), which are also sensitive to variations in exchange rates, and which contribute to reduce the commercial and financial exposure in foreign currency. The Dollar Linked investments totaled approximately 1% of the cash, cash and equivalents and investments.

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

(b)         Sensitivity to Interest Rate Risk

Within its financial debt structure, Telecom Argentina has short term peso-denominated overdrafts that have interest rates that rollover at maturity, notes at composite interest rate (fixed plus floating rate) and at fixed rate and a bank loan from abroad denominated in U.S. dollars and guaraníes at floating rate.

Management believes that any variation of 10 basis points in annual interest rates would yield the following results:

Financial Debt	Amount (in millions)	Effect (in millions)
Bank Overdrafts	P$135	P$0.1
Notes in P$	P$871	P$0.9
Notes in US$	US$78	P$1.4
Bank Loans	US$500	P$9.3

PART I - ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

This analysis is based on the assumption that this change in interest rates occurs at the same time and for the same periods.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in interest rates of financial instruments may differ significantly from this estimate.

(c)          Sensitivity to Exchange Rates Risk

Based on the composition of the consolidated statement of financial position as of December 31, 2017, which is a net liability position in foreign currency of $11,037 equivalent to US$592 million, Management estimates that every variation in the exchange rate of $0.10 pesos against the U.S. dollar and proportional variations for euro and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $59 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $9,559 equivalent to approximately US$518 million, and a variation of the exchange rate of $ 0.10 pesos as described in the previous paragraph, would generate a variation of approximately $52 in the consolidated financial position in foreign currency.

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

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2017, the Depositary reimbursed Telecom Argentina approximately US$137.1 thousand (gross amount of withholding tax) in connection with the ADR program.

PART I - ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	TELECOM ARGENTINA S.A.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of the date of this Annual Report, none of Telecom Argentina and its subsidiaries are in default on any outstanding indebtedness.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2017 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Telecom’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). Based on this evaluation and as set forth in its report dated March 7, 2018, and included in Item 18, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2017. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2017 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein. See the complete Management’s Report on Internal Control Over Financial Reporting in Item 18.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II	TELECOM ARGENTINA S.A.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

On January 1st, 2018, as ratified on January 31, 2018, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee acting until this year´s Annual Shareholders´ Meeting and determined that Carlos Alejandro Harrison qualifies as Audit Committee financial expert. In conducting this evaluation, the Board of Directors took into account Mr. Harrison’s professional background and educational training.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2018 has not yet been held. Therefore, as of the date of this Annual Report, Carlos Alejandro Harrison, Martín Hector D’Ambrosio and Germán Horacio Vidal remain members of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—The Board of Directors.”

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

Adjustments made to regulations in recent years and in matters of corporate governance, organization and implementation of preventive measures aimed at reducing the risk of conflict of interest and corrupt practices, and that are applicable to the Telecom Group as company subject to regime of public offering both in Argentina and the United States, have been taken into account for the formulation and approval of the New Code of Ethics and Conduct and the Policies. In turn, it has reflected changes occurred in the organizational structure of the Telecom Group with the purpose of defining the responsibilities in the management of this Code of Ethics and Conduct and associated policies.

No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of the Telecom Group with respect to any provision of the New Code of Ethics and Conduct.

On May 2017 Telecom Argentina approved a Third-Party Code of Ethics and Conduct in order to ensure that its business relationships with third parties meet the highest standards of ethics and integrity, governing relations with people we relate commercially.

The Code of Ethics and Conduct is available on our website at www.telecom.com.ar and was also filed with the SEC on Form 6-K on November 2, 2015.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2017 and 2016.

PART II	TELECOM ARGENTINA S.A.

Services Rendered	2017	2016
Audit fees (1)	36.6	23.0
Tax fees (2)	1.8	1.8
All other fees (3)	0.3	0.6
Total	38.7	25.4

(1)           Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2017 and 2016, limited reviews of interim financial statements presented during 2017 and 2016, SEC filing reviews and other attestation services.

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

PART II	TELECOM ARGENTINA S.A.

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

PART II	TELECOM ARGENTINA S.A.

ITEM 16G.                               CORPORATE GOVERNANCE

Telecom Argentina’s corporate governance practices differ from corporate governance practices of U.S. companies. Telecom Argentina maintains a detailed description of the significant differences in corporate governance practices on its website at www.telecom.com.ar, last updated in February 2018.

The following is a summary of the material aspects in which Telecom Argentina’s corporate governance policies differ from those followed by U.S. companies under NYSE listing standards.

•                  Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. Although this is not required under Argentine law, as of the date of this Annual Report, the eleven-member Board of Directors of Telecom Argentina has three regular directors and two alternate directors who qualify as “independent” according to SEC Rules.

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

•                  Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a Compensation committee. Telecom Argentina’s executive compensation matters are undertaken by Executive Committee and the the Board of Directors. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Ordinary Shareholders’ Meeting.

•                  Audit Committee hiring policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

According to the provisions of Annex IV, Title IV of CNV Rules Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2017 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March 9, 2018. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, www.telecom.com.ar.

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable.

PART II	TELECOM ARGENTINA S.A.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                                         FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-115.

The following financial statements are filed as part of this Annual Report:

ITEM 19.                                         EXHIBITS

Exhibits:

1.1	Estatutos Sociales (Bylaws) of Telecom Argentina, as amended (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on February 5, 2016).

1.2

Amendment to the Estatutos Sociales (Bylaws) of Telecom Argentina (English translation) (previously furnished on Form 6-K (File No. 001-13464) on September 7, 2017 and incorporated by reference herein).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

8.1	List of Subsidiaries.

12.1	Certification of Carlos Moltini of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gabriel Blasi of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlos Moltini and Gabriel Blasi pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PART III	TELECOM ARGENTINA S.A.

15.1

Telecom Shareholders’ Agreement among VLG Argentina LLC, CVH, Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc., dated July 7, 2017 (previously filed as Exhibit 32 to Telecom’s Schedule 13D filed on July 10, 2017 and incorporated by reference herein).

15.2

Preliminary Reorganization Agreement among Telecom, Nortel, Sofora and Personal, dated March 31, 2017 (included as Annex A of the registration statement on Form F-4 filed by Telecom on May 17, 2017 and incorporated by reference herein).

15.3

Preliminary Merger Agreement between Telecom and Cablevisión, dated June 30, 2017, and the related exhibits thereto (previously furnished on Form 6-K (File No. 001-13464) on August 28, 2017 and incorporated by reference herein).

15.4

Term Loan Agreement between Telecom Argentina and Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A, as lenders, Citigroup Global Markets Inc., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent, and the Branch of Citibank N.A, established in the Republic of Argentina, as onshore custody agent, dated February 2, 2018.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
By:	/s/ GABRIEL BLASI
	Name:	Gabriel Blasi
	Title:	Chief Financial Officer

Date:                  April 20, 2018

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$18.65 = US$1 as of December 31, 2017

TELECOM ARGENTINA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

TELECOM ARGENTINA S.A.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Marcelo Daniel Pfaff

Buenos Aires, Argentina

March 7, 2018

We have served as the Company’s auditor since 2003.

TELECOM ARGENTINA S.A.

Management’s Report on Internal Control over Financial Reporting

Telecom Group’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom Group as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that:

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

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2017. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2017 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Buenos Aires, Argentina

March 7, 2018

/s/ Carlos A. Moltini	/s/ Gabriel P. Blasi
Chief Executive Officer	Chief Financial Officer

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
ASSETS	Note	2017	2016
Current Assets
Cash and cash equivalents	4	2,831	3,945
Investments	4	3,426	1,751
Trade receivables	5	8,636	7,577
Other receivables	6	1,491	1,011
Inventories	7	1,854	1,278
Total current assets		18,238	15,562
Non-Current Assets
Trade receivables	5	12	208
Other receivables	6	419	360
Income tax assets	14	626	680
Investments	4	2,657	347
Property, plant and equipment	8	28,538	23,165
Intangible assets	9	7,098	7,592
Total non-current assets		39,350	32,352
TOTAL ASSETS		57,588	47,914
LIABILITIES
Current Liabilities
Trade payables	10	11,483	8,979
Deferred revenues	11	515	443
Financial debt	12	3,194	3,266
Salaries and social security payables	13	2,051	1,610
Income tax payables	14	2,748	724
Other taxes payables	15	1,505	1,149
Other liabilities	16	85	69
Provisions	17	406	271
Total current liabilities		21,987	16,511
Non-Current Liabilities
Trade payables	10	101	152
Deferred revenues	11	425	445
Financial debt	12	9,041	8,646
Salaries and social security payables	13	259	184
Deferred income tax liabilities	14	48	569
Income tax payables	14	2	7
Other liabilities	16	220	170
Provisions	17	1,626	1,352
Total non-current liabilities		11,722	11,525
TOTAL LIABILITIES		33,709	28,036
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)		23,086	19,336
Equity attributable to non-controlling interest		793	542
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	19	23,879	19,878
TOTAL LIABILITIES AND EQUITY		57,588	47,914

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2017	2016	2015
Revenues	21	65,186	53,240	40,496
Other income	21	133	83	44
Total revenues and other income		65,319	53,323	40,540
Employee benefit expenses and severance payments	13	(12,718)	(9,800)	(7,253)
Interconnection costs and other telecommunication charges	22	(3,148)	(2,553)	(2,170)
Fees for services, maintenance, materials and supplies	22	(6,600)	(5,006)	(3,919)
Taxes and fees with the Regulatory Authority	22	(6,107)	(5,125)	(3,943)
Commissions	22	(3,631)	(3,849)	(3,193)
Cost of equipments and handsets	7	(6,684)	(6,188)	(4,595)
Advertising	22	(1,218)	(874)	(814)
Cost of VAS	22	(874)	(1,499)	(1,256)
Provisions	17	(590)	(187)	(113)
Bad debt expenses	5	(1,113)	(1,228)	(564)
Other operating expenses	22	(3,280)	(2,590)	(1,854)
Depreciation and amortization	22	(6,928)	(6,198)	(4,438)
Disposals and impairment of PP&E	22	(316)	(383)	(199)
Operating income	23	12,112	7,843	6,229
Finance income	24	3,115	1,006	1,130
Finance expenses	24	(3,601)	(3,250)	(2,232)
Income before income tax expense		11,626	5,599	5,127
Income tax expense	14	(3,902)	(1,594)	(1,692)
Net income for the year		7,724	4,005	3,435

Attributable to:
Telecom Argentina (Controlling Company)		7,630	3,975	3,403
Non-controlling interest		94	30	32
		7,724	4,005	3,435

Earnings per share attributable to Telecom Argentina
Basic and diluted	25	7.87	4.10	3.51

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2017	2016	2015

Net income for the year	7,724	4,005	3,435

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	392	288	245
NDF effects classified as hedges (Note 20)	7	(9)	8
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3.m and 16)	6	(24)	7
Tax effect	(2)	8	(3)
Other components of the comprehensive income, net of tax	403	263	257

Total comprehensive income for the year	8,127	4,268	3,692

Attributable to:
Telecom Argentina (Controlling Company)	7,904	4,142	3,580
Non-controlling interest	223	126	112
	8,127	4,268	3,692

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners contribution					Reserves
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (2)	Voluntary reserve for future investments	Voluntary reserve for future dividends payments	Other comprehensive results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	-	354	3,673	14,418	351	14,769
Dividends from Núcleo (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
Dividends (4)	-	-	-	-	-	-	-	-	-	-	-	(804)	(804)	-	(804)
Voluntary reserve for future dividends payments (4)	-	-	-	-	-	-	-	-	-	2,869	-	(2,869)	-	-	-
Comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	3,403	3,403	32	3,435
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	177	-	177	80	257
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	177	3,403	3,580	112	3,692

Balances as of December 31, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	2,869	531	3,403	17,194	416	17,610
Voluntary reserve for future dividends payments (5)	-	-	-	-	-	-	-	-	-	3,403	-	(3,403)	-	-	-
Dividends (6)	-	-	-	-	-	-	-	-	-	(2,000)	-	-	(2,000)	-	(2,000)
Comprehensive income:	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	3,975	3,975	30	4,005
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	167	-	167	96	263
Total Comprehensive Income	-	-	-	-	-	-	-				167	3,975	4,142	126	4,268

Balances as of December 31, 2016	969	2,646	15	42	(461)	734	351	3,191	2,904	4,272	698	3,975	19,336	542	19,878

(1) As of December 31, 2016 and 2015, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of the same dates; 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 – Equity to these consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015 and the Board of Directors’ meeting of Núcleo held on December 17, 2015.

(4) As approved by the Company’s Ordinary Shareholders’ Meeting held on April 29, 2015.

(5) As approved by the Company’s Ordinary Shareholders’ Meeting held on April 29, 2016.

(6) As approved by the Company’s Board of Directors’ Meeting held on April 29, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution					Reserves
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (2)	Voluntary reserve for future investments	Voluntary reserve for future dividends payments	Other comprehensive results	Cost of the increase of the share in controlled companies	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2017	969	2,646	15	42	(461)	734	351	3,191	2,904	4,272	698	-	3,975	19,336	542	19,878
Dividends from Núcleo (3)	-	-	-	-	-	-	-	-	-		-		-	-	(35)	(35)
Voluntary reserve for future dividends payments (4)	-	-	-	-	-	-	-	(2,730)	(2,904)	9,609	-	-	(3,975)	-	-	-
Increase of the share in Personal (5)	-	-	-	-	-	-	-	-	-	-	-	(3)	-	(3)	-	(3)
Tuve’s Paraguay acquisition (6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	63	63
Dividends (7)	-	-	-	-	-	-	-	-	-	(4,151)	-	-	-	(4,151)	-	(4,151)
Comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	-	7,630	7,630	94	7,724
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	274	-	-	274	129	403
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	274	-	7,630	7,904	223	8,127

Balances as of December 31, 2017	969	2,646	15	42	(461)	734	351	461	-	9,730	972	(3)	7,630	23,086	793	23,879

(1) As of December 31, 2017 and 2016, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of the same dates; 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 – Equity to these consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2017.

(4) As approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017.

(5) See Note 3.u.

(6) See Note 3.e.

(7) As approved by the Company’s Board of Directors’ Meeting held on December 18, 2017. The amount in pesos is $ 4,150,312,272, which was rounded in this Consolidated Statement of changes in equity to be presented in millions of pesos to 4,151.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	Note	For the years ended December 31,
		2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		7,724	4,005	3,435
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	5	1,113	1,228	564
Allowance for obsolescence of inventories, materials and other		103	77	72
Depreciation of property, plant and equipment	22	5.039	4,358	3,046
Amortization of intangible assets	9	1,889	1,840	1,392
Consumption of materials	8	1,125	507	294
Disposals and impairment of property, plant and equipment	21/22	276	366	199
Net book value of property, plant and equipment		77	21	35
Provisions	17	590	187	113
Other financial results		1,165	1,721	351
Income tax expense	14	3,902	1,594	1,692
Income tax paid	4.b	(2,400)	(1,700)	(1,631)
Net increase in assets	4.b	(3,592)	(1,660)	(4,640)
Net increase (decrease) in liabilities	4.b	2,321	(1,179)	1,890
Total cash flows provided by operating activities	4.b	19,332	11,365	6,812
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(10,727)	(9,541)	(5,148)
3G/4G licenses acquisitions	4.b	-	-	(2,256)
Other intangible asset acquisitions	4.b	(971)	(1,798)	(1,310)
Personal shares acquisitions		(4)	-	-
Proceeds from the sale of property, plant and equipment		27	19	39
Acquisition of Tuves Paraguay		2	-	-
Incorporated by Merge with Nortel		6	-	-
Investments not considered as cash and cash equivalents	4.b	(2,627)	(20)	(976)
Total cash flows used in investing activities		(14,294)	(11,340)	(9,651)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	1,730	9,337	4,301
Payment of financial debt	4.b	(2,986)	(2,936)	(31)
Payment of interests and related expenses	4.b	(848)	(1,573)	(471)
Payment of cash dividends and related withholding tax	4.b	(4,192)	(2,000)	(849)
Total cash flows (used in) provided by financing activities		(6,296)	2,828	2,950

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		144	222	75

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,114)	3,075	186
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.a	3,945	870	684
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.a	2,831	3,945	870

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

BYMA (Bolsas y Mercados Argentinos): The Buenos Aires Stock Exchange.

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

CPP: Calling Party Pays.

CVH: Cablevisión Holding S.A.

“Cuentas claras” or “Abono Fijo”: Under the “Cuentas claras” or “Abono Fijo” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

ENACOM (Ente Nacional de Telecomunicaciones): The Regulatory Authority of Argentina.

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

TELECOM ARGENTINA S.A.

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

TELECOM ARGENTINA S.A.

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

WAI: W de Argentina – Inversiones S.A.

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

The Company provides mainly fixed-line public and mobile telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2.

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

As a consequence of the merger between the Company and Cablevisión S.A. (Note 32), Telecom Argentina as surviving entity will develop starting on fiscal year 2018 the operations that Cablevisión S.A. had as of December 31, 2017.

For the year 2017, entities included in the consolidation process and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights as of 12/31/17 (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 28)
Telecom USA	100.00%		09.12.00	Fixed Services
Micro Sistemas (ii)	100.00%		12.23.97	Fixed Services
Personal (iii)	-		07.06.94	Personal Mobile Services
Núcleo (iv)	67.50%		02.03.98	Núcleo Mobile Services
Personal Envíos (iv)	67.50%	Núcleo	07.24.14	Núcleo Mobile Services
Tuves Paraguay (v)	47.25%	Núcleo	06.30.17	Núcleo Mobile Services

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity as of and for the fiscal years ended December 31, 2017, 2016 and 2015.
(iii)

Until November 30, 2017, Telecom Argentina owned 100% of Personal. Since December 1, 2017 the reorganization described in Note 31 was effective and from that date, mobile services provided by Personal are continued by Telecom.

(iv)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.
(v)

Non-controlling interest of 22.75% is owned by the Paraguayan company ABC Telecomunicaciones S.A and 30% is owned by TU VES S.A. (Chile). On June 30, 2017, the transaction by which Núcleo acquired the 70% of shares and votes of Tuves Paraguay was performed.

b)    Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments under the accounting principles effective (IFRS as issued by the IASB). The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)    Basis of preparation

These consolidated financial statements are a free translation from the original consolidated financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version.

As required by CNV, these consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and in accordance with RT 26 (as amended by RT 29 and RT 43) of FACPCE as adopted by the CPCECABA.

TELECOM ARGENTINA S.A.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these consolidated financial statements are disclosed in Note 3.w).

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

These consolidated financial statements for the year ended December 31, 2017 were approved by resolution of the Board of Directors’ meeting held on March 7, 2018.

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

TELECOM ARGENTINA S.A.

The Company analyzes the economic environment as required by the provisions of IAS 29, based on the inflation rates published by the National Institute of Statistics and Census (INDEC), following the same criteria adopted by the accounting profession in the Argentine Republic.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), except for November and December 2015, and Consumer Price and Internal Wholesale Price for the period November 2015-April 2016, when the INDEC was unable to publish Internal Wholesale Price Index and suggested to use Price Index published by the Province of San Luis and the City of Buenos Aires.

	2015	2016	2017
Consumer Price Index	(*)	(*)	(**)
Consumer Price Index (annual)	20.6%	36.3%	24.8%
Consumer Price Index (3 years accumulated)	65.8%	103.7%	104.9%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	19.2%	34.6%	18.8%
Internal Wholesale Price Index (3 years accumulated)	75.4%	105.8%	90.7%

(*) Consumer Price Index and Internal Wholesale Price Index published by INDEC until October were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were updated with November and December 2015 Consumer Price Index average rates for this two months (7.8%) published by the Province of San Luis and the City of Buenos Aires.

(**) Due to the unavailability of Consumer Price Index published by the INDEC, the Company estimated 16.6% for the period January-April 2016; this estimation is an average of the indexes published by the Province of San Luis and the City of Buenos Aires for that period.  The Consumer Price Index at national level published by the INDEC for the period May-December 2016 was 16.9%.

The Annual Price Index for the year 2017 (Consumer Price Index: 24.8%, Internal Wholesale Price: 18.8%) show a decrease in the level of inflation rates as compare to 2016.

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

From the analysis assessed as of December 31, 2017, the Company’s Management considers that the quantitative condition provided in section e) of IAS 29 hasn’t been met considering Internal Wholesale Price Index, while the qualitative conditions of the Argentine economy are mixed (some of them would recommend the existence of a high inflation environment and others have not substantially changed respect to previous years, when it was concluded that financial statements should not be restated). Under these circumstances, and in order to objectify the analysis, the Company’s Management gave priority to the conclusions reached by some international auditing firms to which the Company’s Management had access, which considered that, to date, there was insufficient evidence to consider the Argentine economy as “hyperinflationary” under IAS 29 terms. Similar conclusions for US GAAP were reached by the IPTF, according to its memo issued on May 16, 2017.

An extract of the mentioned memo stated that: “Considering the guidance in ASC 830, it does not appear that Argentina would be required to be considered highly-inflationary for the reporting periods from January 1, 2017 to June 30, 2017 for calendar year-end registrants. Registrants would be expected to have appropriate controls in place to monitor Argentina’s reported inflation data throughout 2017 and consider other pertinent economic indicators to determine if and when Argentina should be considered highly-inflationary “.

While there are differences in the definition of a “hyperinflationary” and “highly inflationary” environments between IFRS and US GAAP, respectively, the Company believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, on this condition, considered consistent the conclusions arrived by the IPTF with those provided in the analysis assessed by international audit firms according to IFRS and US GAAP.

The Company’s Management will continue monitoring the characteristics and the evolution of the inflation rates in Argentina in order to comply properly with IAS 29 provisions, with special consideration of the pronouncements of argentine regulators – which as of the date of issuance of these consolidated financial statements are forbidden to accept the filing of financial statements restated for inflation according to Decree No.664/03 and its supplementary standards. The Company’s Management will also monitor the pronouncements of foreign regulators, as well as the evaluation that the domestic and international accounting profession will perform with regards to the uniform application of IAS 29 together with other issuers that apply IFRS in the Argentine Republic.

TELECOM ARGENTINA S.A.

f) Merger of Cubecorp Argentina S.A. (“Cubecorp”)

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp. With this acquisition, Telecom Argentina strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

In March 2009, the Board of Directors of Cubecorp and Telecom Argentina approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and Telecom Argentina), being Telecom Argentina the surviving company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the Buenos Aires Stock Exchange’s (“the BCBA”) Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”).

The Extraordinary Shareholders’ Meeting of Cubecorp held on March 19, 2009, and the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010 approved the merger, the corresponding financial statements and, in the case of the Meeting of Cubecorp, the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. Additionally, the Final Merger Agreement with Cubecorp was authorized, effective January 1st, 2009. The period specified in the Law No. 19,550 section 83 was completed and the Final Merger Agreement was granted on June 2, 2010.

On June 7, 2010, the process of registration of the merger with the CNV began, whose Board of Directors, on June 24, 2010, decided to hold the proceeding until the CNDC authorizes the acquisition of shares of Cubecorp by Telecom Argentina.

On September 5, 2017, Telecom Argentina was notified of the Secretary of Commerce Resolution No. 2017-656-APN-SECC # MP that authorized the operation of economic concentration consisting of the purchase of 100% of Cubecorp’s shares.

On September 6, 2017, Telecom Argentina requested the CNV to provide administrative compliance to the Merger of Telecom Argentina with Cubecorp in accordance with the provisions of Chapter X Title II of the CNV Rules (NT 2013) and send the proceedings to the IGJ for registration.

On October 12, 2017, the Board of Directors of the CNV ordered the merger by absorption of Telecom Argentina, as an acquiring company, and Cubecorp, as an absorbed company, and sent the proceedings to the IGJ for registration.

On February 27, 2018, the dissolution without liquidation of Cubecorp since the effect of the merger with the Company was registered in IGJ.

g) Corporate reorganization of the Telecom Group

On December 1, 2017, the corporate reorganization of the Telecom Group was effective as described in Note 31. Since as of the date of the Telecom Group’s Reorganization date (i) Nortel and Sofora, that were holding companies with no operations or assets other than direct and indirect interests, respectively, in Telecom Argentina and (ii) Personal was a wholly-owned subsidiary of Telecom Argentina, Telecom’s equity didn’t change after the merger, showing only minor changes (incorporation of net assets from the investment of $ 14 and liabilities of the same amount, both from Nortel and Sofora as of November 30, 2017). The Reorganization was accounted for under the absorbed Companies basis of accounting, as permitted by IFRS as issued by the IASB. Under this method, assets and liabilities of the absorbed Companies were incorporated by Telecom Argentina at their respective book values.

TELECOM ARGENTINA S.A.

Note 2 - REGULATORY FRAMEWORK

a) Regulatory Authority

Telecom Argentina is regulated by a set of rules and regulations that comprise the regulatory framework of the telecommunication sector in Argentina.

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

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No. 267/15 published in the Official Gazette on January 4, 2016. The DNU substantially amends Law No. 26,522 (Audiovisual Communication Services – “SCA”) and Law No. 27,078 (LAD) and also creates the National Communications Agency (“ENACOM”) as a new Regulatory Authority of those laws. The ENACOM replaces the AFTIC and AFSCA (“Federal Authority of Audiovisual Communication Services”). This new Authority acts as an autonomous agency within the scope of the Ministry of Communications. See “—Decree No. 267/15 - Amendments to the “LAD” below.

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

On August 11, 2017, the National Government issued Decree No. 632, whereby it approved the organizational structure of the Ministry of Modernization, according to the organization chart established in said Decree. Pursuant to this Decree, the ENACOM is now placed within the sphere of the Ministry of Modernization.

b) Regulatory framework of the services provided by Telecom Argentina and its subsidiaries

Among the principal features of the regulatory framework governing the services provided by the Company and its domestic subsidiaries is worth mentioning:

-       The LAD, as amended by Decree of Need and Urgency No. 267/15 and Decree No. 1,340/16;

-       Law No. 19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD;

-       The Privatization Regulations;

-       The Transfer Agreement;

-       The Licenses for providing telecommunication services granted to Telecom Argentina and Telecom Personal through several regulations (transferred to the Company after the reorganization – Note 31), and the List of Conditions and their respective regulations;

TELECOM ARGENTINA S.A.

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

Núcleo and Tuves Paraguay are supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”) and its subsidiary Personal Envíos S.A. is supervised by the Banco Central de la República del Paraguay. Additionally, Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

c) Licenses granted as of December 31, 2017

To Telecom Argentina

As of December 31, 2017, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

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

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

Additionally, the Company holds licenses originally granted to Personal which were transferred to Telecom since the Reorganization (Note 31). Such non-expiring licenses have been granted to provide mobile telecommunication services (STM) in the Northern Region of Argentina and data transmission and Value Added Services throughout the country, mobile radio communication services (SRMC) in the AMBA area, as well as a non-expiring license to provide PCS services throughout the country, and it is registered to provide national and international long-distance telephone services. Additionally, from November 2014 Personal has been granted a license to provide Mobile Advanced Communications Services (SCMA) for 15 years as disclosed in Note 2.i).

To Telecom Argentina’s subsidiaries

Núcleo has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has been granted a license for the installation and provision of Internet and Data throughout Paraguay. All these licenses have been granted for renewable five-year periods. See Note 2.i), regarding the auction process for 700 MHz band spectrum in Paraguay.

Personal Envíos, a company controlled by Núcleo, was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No. 6 issued on March 30, 2015, and its corporate purpose is restricted to such service.

Tuves Paraguay, a company controlled by Núcleo, has a license for the provision of telecommunications services and also the distribution of digital audio and television signals to homes, for the term of five years. The license was granted in March 2010 and renewed in March 2015 for a term of five years.

TELECOM ARGENTINA S.A.

d) Events of revocation of the Licenses

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

STM / SRMC / PCS / SCMA

Personal’s licenses (transferred to the Company), are revocable in case of non-compliance with certain obligations, including but not limited to:

•                repeated interruptions of Personal’s services as set forth in the List of Conditions;

•                any transfer of the license and/or the related rights and obligations, without the approval of the Regulatory Authority (according to the provision of article 8 of Decree No. 267/15);

•                any encumbrance of the license;

•                any voluntary insolvency proceedings or bankruptcy of Telecom; and

•                a liquidation or dissolution of Telecom, without the prior approval of the Regulatory Authority.

According to the Auction Terms and Conditions for the awarding of frequency bands for SCMA (and some bands for SRMC and PCS), approved by SC Resolution No. 38/14, the authorization to use radio electric spectrum (as defined in the Auction) will be revocable under the following circumstances:

•                repeated or persistent breaches of obligations related to quality indicators of services provided under the terms of the Regulation for the Quality of Telecommunications Services approved by SC Resolution No. 5/13 (further information on filings of the Company and Personal against the sanction processes initiated by the Regulatory Authority related to quality matters is disclosed in k) below);

•                repeated or persistent failure of infrastructure sharing obligations and the conditions set for automatic roaming agreements established in the Terms and Conditions;

•                repeated or persistent failure of the coverage obligations set in Annex III of the Terms and Conditions;

•                assignment, transfer, encumbrance, lease or sale to third parties of the authorization for the use of the awarded bands, without authorization of the Regulatory Authority (according to the provision of article 8 of Decree No. 267/15).

Núcleo and Tuves Paraguay’s licenses are revocable mainly in the case of:

•                repeated interruptions of the services;

•                any voluntary insolvency proceedings or bankruptcy of Núcleo and Tuves Paraguay; and

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

TELECOM ARGENTINA S.A.

e) Law No. 27,078 – Argentine Digital Law

Among the most relevant contents in the LAD, which amended the regulatory framework in force as of December 19, 2014, as regards telecommunications are:

a)           the rule on prices and rates establishing that the licensees of ICT services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin;

b)          the exemptions of taxes, establishing that tax exemptions or reductions, prices and encumbrances of ICT in general and in telecommunications in particular may be set on a precarious basis when the nature of certain activities so warrant;

c)           the amendments as regards Universal Service (See “—Universal Service Regulation” below);

d)          the asymmetric regulation as universalization tools towards the development of an effective competition; and

e)           a maximum period for granting each authorization or use of frequencies of the radioelectric spectrum must be established (section 28 in fine).

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

According to the LAD provisions, Telecom Argentina amended its corporate purpose during 2015, which was approved by AFTIC Resolution No. 19/15. Further information is disclosed in “—Introduction—The Company” and in Note 1.a) to these consolidated financial statements.

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

TELECOM ARGENTINA S.A.

The LAD also revoked Decree No. 764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect during the time it takes to the Regulatory Authority to issue new licensing, interconnection services, universal service and spectrum regulations.

f) Decree No. 267/15 – Amendments to the LAD

On January 4, 2016, Decree No. 267/15 was issued, amending Law No. 26,522 (Audiovisual Communication Services) and Law No. 27,078 (LAD). As mentioned above, “ENACOM” was created as the Regulatory Authority applicable of these laws. However, some of its provisions were subsequently amended by Decree No. 1,340/16.

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

TELECOM ARGENTINA S.A.

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

•                                         The Decree establishes several amendments to the Audiovisual Communications Services Law (SCA).

Among the main amendments established by this Emergency Decree to both laws, it should be noted that the licenses for the exploitation of physical link and radio-electric link subscription television services that had been granted under Laws No. 22,285 and No. 26,522 are now called “Registrations” for the exploitation of physical link and radio-electric link subscription television services of a Licencia Única Argentina Digital.

However, it should be noted that pursuant to Section 21 of Decree No. 267/15 and until the enactment of a law that will unify the fee regime provided under Laws Nos. 26,522 and 27,078, the physical link and radio-electric link subscription television services will continue to be subject only to the fee regime provided under Law No. 26,522. Therefore, they shall not be subject to the investment contribution or the payment of the Control, Oversight and Verification Fee provided under Sections 22 and 49 of Law No. 27,078.

g) Decree No. 1,340/16 - Amendments to DNU No. 267/15

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

Among the most relevant provisions, it establishes:

- Fix the 15-year-term, as from the publication of the Decree, as differential condition in the terms provided by section 45 of Law No. 27,078, for the protection of last-mile fixed NGN networks for Broadband deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be stated, notwithstanding the provisions of section 56 of said Law.

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

TELECOM ARGENTINA S.A.

d) the term of authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No. 1,461/93 and its amendments (additional information on the impact on the Company is provided in Note 3.j) and Note 18.e) to these consolidated financial statements).

- That Operators included in section 94 of the LAD (among them, Telecom Argentina), may register the Broadcasting Service by subscription, by physical or radio connection as of the enforcement of this Decree, setting January 1, 2018 as initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario (Santa Fe Province) and Córdoba (Córdoba Province). The Decree also provides that, for the rest of the country, the initial date for the provision of the services of these operators shall be determined by the ENACOM (See Resolution E 5641 E/ 2017).

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

h) Universal Service Regulation

Decree No. 764/00

Law No. 27,078 states that Decree No. 764/00 and its amendments shall remain in full force to the extent that the provisions of such Decree do not conflict with the law until the Regulatory Bodies have drawn up the regulations concerning the Licensing Framework for ICT Services.

TELECOM ARGENTINA S.A.

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

As of the date of issuance of these consolidated financial statements, the Company has not received any response to its filings.

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016, in the context of the new disposals established by the LAD.

The new regulation retains the obligation of contributing 1% of total income related to the provision of ICT services net of taxes and fees, anticipating the possibility of granting exemptions, in which case the subjects liable for payment, must comply with the obligations established by the Regulatory Authority.

In accordance with ENACOM Resolution No. 6,981-E/16 issued on October 19, 2016, the FFSU and the FFSU Investment Contribution Settlement and Interest Report forms were approved and are in force since January 1, 2017, being operationally implemented since March 2017.

Taking into consideration the changes introduced in the Affidavits Form approved by the regulation, the Company and Personal made a presentation to the Regulatory Authority exposing the need to introduce amendments to the forms in order to explain the deductions of the SU services that both companies are providing.

TELECOM ARGENTINA S.A.

On May 4, 2017, ENACOM Resolution No. 2,884/17 was published in the Official Gazette. This Resolution amends the Form of the FFSU contributions, adding, within the possible deductions, the “Discount Annex. SC Resolution No. 154/10 Section 1, Sub-section B) i), second paragraph”. Such Resolution allows deducting, until the Regulatory Authority expresses its opinion, any amounts that eventually may correspond to SU Initial Programs or other than those provided for in Annex III of Decree No. 764/00, in accordance with the provisions of Section 2 of Decree No. 558/08 and Section 6 of Annex III of Decree No. 764/00, replaced by Decree No. 558/08.

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

As of the date of issuance of these consolidated financial statements, there are still pending administrative appeals filed by Telecom Argentina in 2012 against several resolutions that rendered ineffective deductions in the SU payments with reference to several programs provided by Telecom Argentina in the “play” mode of the SU. The magnitudes of the deductions challenged by the Regulatory Authority are disclosed below in Note 2.h) “SU Fund in Telecom Argentina”, transforming the asset position of Telecom Argentina ($2,925) into a potential liability position. As a reference Telecom Argentina potential obligation of the SU for the period July 2007 to December 2017 represents approximately $799. However, the Company’s Management, with the assistance of its legal advisors, considers that has solid fact and legal arguments to defend the criteria that Telecom Argentina has held and holds with regard to the SU scheme.  Additional information is provided on Note 2.o) to these consolidated financial statements.

SU Fund in Telecom Argentina

Several years after the market’s liberalization and the effectiveness of the first SU regulations, incumbent operators have not received any set-offs for providing services as required by the SU regime and the LAD.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $2,925 (unaudited). This receivable has not yet been recorded as of December 31, 2017 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting to approximately $2,691 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

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

TELECOM ARGENTINA S.A.

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $1,033 and are included in the credit balance mentioned in the second paragraph.

As of the date of issuance of these consolidated financial statements the resolution of this appeal is still pending.

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

On April 9, 2014 Personal filed an amended proposal for the project within the scope of resolution No. 9/11, pursuant to the SC’s request. This new filing consists only of additional detailed information about the project’s scope. As of the date of issuance of these consolidated financial statements the Project is pending of approval.

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

Personal has filed an administrative action against SC Resolution No. 50/12 requesting its nullity. As of the date of issuance of these consolidated financial statements, this matter is still pending.

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

TELECOM ARGENTINA S.A.

i) Spectrum

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

The full awarding of Lot No. 8 became essential for compliance with the commitments foreseen in the Auction Terms and Conditions. Once the awarding process was completed, Personal had access to SCMA Frequency Bands 713-723/768-778, and had to pay the equivalent to US$ 247.3 million (pending balance of the auction’s amount), and give a warrant of accomplishment of 15% of such amount.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority would extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority).

The Auction Terms and Conditions also established strict coverage and network deployment commitments which require significant investments to Personal. Additional information is provided in Note 18.e) to these consolidated financial statements.

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned the rest of Frequency Bands which composed Lot 8 and that were pending of assignment by the SC.

On June 25, 2015 Personal paid the offered amounts corresponding to the awarded Frequency Bands (which were equivalent to US$247.3 million) pursuant to the provisions of the Auction Terms and Conditions and its complementary clarifying documents, as a result of which the whole amount of the sum offered for Lot 8 was paid. In addition, in its bid documents, Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

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

According to the provisions of Decree No. 1,340/16, the term of the authorizations for the use of frequencies of the Advanced Mobile Communications Service, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in these bands in Area II (AMBA) (additional information on the impact on the Company is disclosed in Note 3.j) and Note 18.e) to these consolidated financial statements).

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

Regulations of Refarming with Financial Compensation and Shared Use of Frequencies

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

In addition, ENACOM Resolution No. 1,033-E/17, issued on February 20, 2017 provided to allocate the frequency bands between 905-915 MHz, and 950-960 MHz to the Mobile Service with primary status, for the provision of the Advanced Mobile Communications Service.

TELECOM ARGENTINA S.A.

ENACOM Resolution No. 1,034-E/17, also issued on February 20, 2017, allocated the frequency band between 2,500-2,690 MHz to the Mobile Service with primary status, and the use of the frequency band between 2,500-2,690 MHz for the provision of SCMA in addition to current services when their coexistence is possible.

On March 7, 2017 ENACOM Resolution No. 1,299-E/17 was published in the Official Gazette. This Resolution approved the Refarming Project with Financial Compensation and Shared Use of Frequencies to Nextel Communications Argentina SRL (“Nextel”), currently Telecom since the merger with Cablevisión S.A. –See Note 32, to provide the Advanced Mobile Communications Service, granting this company the registration for the provision of such service, and authorizing it to:

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

The implementation of the Project is subject to the issuance of the agreement specifying the terms, conditions, goals, obligations and other issues inherent to the provision of Advanced Mobile Communications Service.

ENACOM Resolution No. 3,687-E/17 call for the on-demand frequency allocation

ENACOM Resolution No. 3,687-E/17, published in the Official Gazette on May 12, 2017, provided the call for the on-demand frequency allocation of the 2,500 to 2,690 MHz radio spectrum, stating the procedure, obligations and compensations to be fulfilled by the Mobile Communications Service providers who qualify to participate, in accordance with the provisions of Section 4 of Decree No. 1,340/17.

The Resolution provided to group the frequency channels to be allocated in three (3) Lots: two (2) Lots of 30 MHz, containing three (3) frequency channels in the FDD mode each, and one (1) Lot of 40 MHz, containing two (2) frequency channels in FDD mode (20 MHz) and four (4) frequency channels in TDD mode (40 MHz) with a TDD channels trade option for a Lot of 10 MHz in FDD for two years extent if certain conditions are met, according to the channeling provided in ENACOM Resolution No. 1,034-E/17 and its amendment (ENACOM Resolution N° 1,956-E/17). According to the characteristics of the 2,500 to 2,690

TELECOM ARGENTINA S.A.

MHz band, the authorization of use of the frequency channels that compose each Lot must be issued by each locality.

On May 24, 2017, Personal filed to ENACOM the Envelope with its On-demand Allocation Request, according to the provisions of Resolution No. 3,687-E/17.

On July 5, 2017, ENACOM notified Personal of its Resolution No. 5,478-E/17 through which the frequencies included in Lot A were assigned to Telefónica Móviles Argentina S.A., the frequencies included in Lot B were assigned to AMX Argentina S.A. and the frequencies included in Lot C were assigned to Personal (all of them stated in Annex I of ENACOM Resolution No. 3,687 E/17), in the locations detailed in the respective Annexes (attached to Resolution No. 5,478-E/17) as requested by each provider. The Resolution provides that the enforcement of its provisions will be operative, within the Departments of San Rafael, General Alvear and Malargüe, of the Province of Mendoza, once the judicial decision ordered by the Federal Court of San Rafael in the legal process entitled “CABLE TELEVISORA COLOR S.A. c/ PEN AND OTHER S/ AMPARO Ley 19,986-File No. 5,472/17” had been revoked.

The spectrum allocation will last 15 years since CABA plus other 13 areas are free of interference over a total of 18 provincial capitals plus Rosario, Mar del Plata and Bahia Blanca and will demand payment of up to approximately US$ 55.9 million (subject to certain compensation clauses for early or late releases) to be paid by localities released from interference on every January of the following year of the year of the effective release. The conditions for the spectrum allocation include certain obligations regarding the service launch by localities, penalty clauses for non-compliance with the deadlines established by localities (which would involve the frequency return plus a fine equivalent to 15% of the spectrum value of the locality involved) and certain guarantees required, among them, the deployment.

Spectrum in 700 MHz Band licenses (Paraguay)

On September 2017 the public consultation process was started for the auction of 700 MHZ band spectrum. The list of conditions was issued on October 30, 2017 and in December of the same year the prequalification of offerors was done being Núcleo one of the prequalified and having to pay a deposit of US$ 15 million in December 2017 (equivalent to approximately $278 as of December 31, 2017, and included in other current receivables). The process finished on January 4, 2018 with the simultaneous auction of 7 sub-bands of 5 + 5 MHz each one, Núcleo was awarded with two of them for an amount of US$ 12 million for each sub-band subject to the compliance with certain conditions provided by CONATEL’s resolution.

On February 27, 2018 the auction’s price was cancelled for US$ 9 million in compliance with CONATEL’s resolution.

j) SC Resolution No. 5/13 – Telecommunication service quality regulation

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

TELECOM ARGENTINA S.A.

Within the scope of said verifications, the CNC initiated penalty processes against Personal for alleged non-compliance with CNC Resolution No. 3,797/13. The Management of the Company has in a timely basis submitted its solid legal defense against these claims.

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

k) Regulation of Virtual Mobile Operators

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

l) Decree No. 798/16: National Plan for the Development of Competitiveness Conditions and Quality of Mobile Communications Services

Decree No. 798 published in the Official Gazette on June 22, 2016 – issued within the scope of the Ministry of Communications– approved the National Plan for the Development of Competitiveness Conditions and Quality of the Mobile Communications Services, which has its strategic focus on encouraging greater efficiency in the market, with quality services at fair and reasonable prices.

TELECOM ARGENTINA S.A.

The above mentioned plan provides that within 90 days the Ministry of Communications shall (i) start the process of adaptation of the scheme approved by Resolution SC No. 157/97 (CPP scheme) to the provisions of the LAD; (ii) update the General Regulation of MCS customers along with the process initiated by the Resolution SC No. 12/13, proving for the existence of mechanisms that would allow customers to access information about the quality of the service and to get benefits and/or compensation in their services in case of non-compliance with the established quality standards; (iii) start the process of adaptation of the “Regulation on Administration, Management and Control of Frequency Bands” (“Reglamento sobre Administración, Gestión y Control del Espectro Radioeléctrico”), to the provisions of the LAD, in order to introduce greater competitiveness in all services; (iv) update the “National Scheme for the Granting of Frequency Bands” (Cuadro Nacional de Atribución de Bandas del Espectro Radioeléctrico) so as to increase the availability of frequencies for the provision of mobile communications services, for which purpose the procedures provided in section 30 of the LAD will be initiated; (v) incorporate to the “Universal Service General Regulation” (Reglamento General del Servicio Universal) approved by Resolution ENACOM No. 2.642/16, the granting of priority to consider -in programs with SU Funds- projects eligible to be developed in those Municipalities which have adopted the legislation proposed in the “Code of Good Practices for the Deployment of Mobile Communication Networks” (Código de Buenas Prácticas para el Despliegue de Redes de Comunicaciones Móviles) provided by the “Argentine Federation of Municipalities and the Operators of Mobile Communications” (Federación Argentina de Municipios y los Operadores de Comunicaciones Móviles) and supported by the former SC of the former Ministry of Federal Planning, Public Investment and Services on August 20, 2009, or those contemplating rules of similar characteristics that would not prevent, in fact or Law, the deployment of such networks; (vi) develop a National Contingency Plan for disaster situations; and (vii) Update the National Interconnection Regulations and Licensing for Telecommunications Services and the Scheme of Portability Number approved by Resolution SC No. 98/10.

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

TELECOM ARGENTINA S.A.

m) “Tax Stability” principle: impact of variations in social security contributions

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

As of December 31, 2017, Telecom Argentina has a net receivable of $33 which, in addition to the receivable of $23 corresponding to the Impuesto a los Débitos y Créditos bancarios (“IDC”) as explained below, is included in under the item “Other receivables” in these consolidated financial statements.

Since Resolution No. 41/07 provides Telecom Argentina the right to offset receivables with existing and/or future regulatory liabilities and, given Telecom Argentina’s intention to exercise this right, the receivable was recorded net of several provisions. As of December 31, 2017, the provisions which can be offset with the receivables arising from Resolution No. 41/07 and from IDC amounted to $56.

It should be noted that, as of December 2008, the Company began to transfer to its customers the highest social contributions accrued as of October 2008 applying the same methodology used for the transfer of the IDC.

n) Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy and Public Finance, through Resolution No.72/03, defined the method to allow, going forward, rate increases on Basic Telephone Services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No.72/03.

In April 2007, Telecom Argentina provided the CNC with supporting documentation about this amount and in May 2007 filed its preliminary economic evaluation to the Regulatory Authority. Telecom Argentina took knowledge of the Regulatory Authority’s documentation which corroborates the amount claimed by it and provides a similar offsetting method pursuant to Resolution No.41/07 (as described in “—Tax Stability principle: impact of variations in Social Security contributions” above). As a result, Telecom Argentina recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the provisions for regulatory matters described above.

o) Renegotiation of the contract with the public administration

Convertibility period of the peso to the US dollar: dollarization of rates

On November 28, 1991 Telecom Argentina and Telefónica signed an agreement with the Argentine government related to the rate regime, which was ratified by Decree No. 2,585/91 and was effective from December 18, 1991. The most relevant aspects included in this agreement that amended the rate regime provided by the Transfer Agreement were:

-     The rate, measured in basic telephone pulses, was set in US dollars, adjustable twice a year (April and October) based on the variation of the U.S. C.P.I. (all items). These rate adjustments did not require the prior approval of the Regulatory Authority. Since 2000 these rate adjustments were not applied according to agreements signed with the SC, which delayed its implementation. Subsequently, in October 2001, an injunction prevented the continuity of application.

-     The customers billing continued performing in local currency.

TELECOM ARGENTINA S.A.

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

p) ENACOM Resolution No. 5,641-E/2017

Through this Resolution, published on December 22, 2017, the ENACOM decided:

1.- To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of Law No. 27,078 to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have less than 80,000 inhabitants. To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of Law No. 27,078 to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have more than 80,000 inhabitants and where those services are rendered only by Cooperatives and Small-and-Medium Sized Companies.

2.- To provide that in all those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, whatever the size of their population, where the Subscription Broadcasting Service by means of physical or radio-electric link is rendered by, at least, a licensee that has more than 700,000 subscribers nationwide, the Licensees mentioned in Section 94 of Law No. 27,078 may start providing services as from January 1, 2018.

3.- The Licensees mentioned in Section 94 of Law No. 27,078 (among them, Telecom) that are authorized to provide Subscription Broadcasting Service by means of physical or radio-electric link pursuant to Section 2 of said law may not make an integrated offering to provide said service with the rest of the services that they are currently providing in those locations until January 1, 2019.

4.- To provide that in those locations in Argentina where subscription broadcasting services by means of physical or radio-electric link are not provided, the Licensees mentioned in Section 94 of Law No. 27,078 may, as from January 1, 2018, request authorization to provide services in the respective coverage areas, subject to an evaluation by the ENACOM.

q) Other Regulations

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

“ENACOM Resolution No. 4,656-E/2017 – Model Agreement for the authorization for infrastructure sharing”

The Board of Directors of ENACOM issued Resolution No. 4656-E/2017, published in the Official Gazette on June 12, 2017, approving the model agreement for the “Authorization for the Sharing of Active and / or Passive Infrastructure , Automatic Roaming and Goals of Service” to be celebrated with each of the current providers of the Advanced Mobile Communications Service (“SCMA”) who were awarded with the frequency bands for the provision of the Personal Communications service (“PCS”), the Cellular Mobile Radiocommunication Services (“SRMC”) and the SCMA approved by SC Resolution No. 38/2014, delegating to the President of ENACOM the powers to subscribe the agreement within 15 working days .

On August 8, 2017, the ENACOM notified Personal through ENACOM Note No. 206/2017, the concession of a 15-day period to coordinate the signing of the Authorization Agreement for the Sharing of Active and / or Passive Infrastructure, Automatic Roaming and Goals of Service. Personal presented the required documentation.

On November 2, 2017, the ENACOM issued Resolution No. 3420-E/2017, through which it was decided to extend the delegation made in Resolution No. 4656-E/2017 for a 180 day-period.

As of the date of issuance of these consolidated financial statements, the agreement is still pending of subscription.

Consultation documents under the “General Regulation of Public Hearings and Consultation Documents for Communication Services” provisions and “General Regulation for the Participatory Elaboration of Standards”

Telecom Argentina and Personal have timely filed through the ICT Secretary their opinions and proposals for the following consultations and documents issued during 2017:

•      Document “Consultation on ICT Network Service Quality”, issued through SECTIC Resolution No. 3-E/17 issued on March 13, 2017;

•      Document “Interconnection and Access General Regulation Project”, issued through  SECTIC Resolution No. 2-E/17, issued on March 13, 2017;

•     Document “Public Hearing for Internet Matters”, issued through SECTIC Resolution No. 7-E/17, issued on May 12, 2017;

•      Project “Number Portability Regulation” (including fixed telephony service), issued through SECTIC Resolution No. 1-E/17, issued on September 29, 2017.

•      Project “Regulation of the ICT Services’ quality”, issued through Resolution 2-E/2017, issued on December 14, 2017.

TELECOM ARGENTINA S.A.

New General Rules Governing ICT Services Licenses

On January 2, 2018, the Ministry of Modernization issued Resolution No. 697/2017, whereby it approved the new General Rules Governing ICT Services Licenses. This Resolution repealed the General Rules approved through Annex I of Decree No. 764/2000, as from the date it became effective (February 1, 2018), and it also repealed ENACOM Resolutions No. 2,483/2016 and No. 1,394/2016 (except for Section 12 of its Annex I, which will remain in effect).

New General Rules Governing ICT Services Customers

On January 4, 2018, the Ministry of Modernization issued Resolution No. 733/2017, whereby it approved the new General Rules Governing ICT Services Customers. This Resolution will become effective on March 5, 2018, repealing SC Resolutions No.490/1997, and Annexes I and III of SC Resolution No. 10,059/1999 and its supplementing regulations. Annex II of SC Resolution No. 10,059/1999 shall remain in effect, as applicable, until the enactment of the penalty regime provided under Section 63 of Law No. 27,078. Such New General Rules repeal the current general rules governing mobile and basic telephony services customers, thus becoming the only general rules that govern ITC services customers, including Internet access services and subscription broadcasting services.

The Company is evaluating the impact of certain regulations (such as the 180-day period during which prepaid credit can be used) and analyzing eventual actions against other regulations that would violate its rights (for example, Section 56, which provides for compensation in favor of the customer, and Section 79, which establishes the obligation to replace any channels eliminated from the programming grid with other channels of similar quality.)

Decree No. 1,060/2017 - Development of mobile communication services networks

This Decree, published in the Official Gazette on December 21, 2017, provides for the facilitation of the development of mobile communication services networks, establishing, among other provisions, that the jurisdictions and agencies comprised in subsections a) and b) of Section 8 of Law No. 24,156 shall ensure information technology and communication services licensees and independent operators of passive infrastructure multiple or shared access, for consideration, to passive infrastructures for the deployment of networks under neutral, unbiased, transparent, fair and non-discriminatory conditions, without the possibility of granting any exclusiveness or preference whatsoever, in fact or in law, provided that such access does not compromise the continuity and security of the services provided by its holder.

For the purposes of this Decree, an Independent Operator of Passive Infrastructure is any individual or legal entity that, without being an information technology and communication services provider, has aerial, ground or underground infrastructure serving as support to networks to render those services, mainly comprised of towers, masts, posts, ducts, channels, conduits, cameras, cables, easement, right of way, optic fiber laying, antennae. Independent operators of passive infrastructure will not be required to have a license, authorization or permit to lease their infrastructure, notwithstanding the obligation to notify the ENACOM of the beginning of their activities to be entered in the registry that said agency will keep to that effect and to comply with the reporting obligations, as required. These operators may not have any legal title whatsoever granting them exclusiveness or preference for the deployment of infrastructure.

The Decree also provides that:

1) The Ministry of Modernization:

a.     shall issue comprehensive general rules with supplementary regulations for infrastructure  sharing;

b.     shall develop, within a term of 180 days, a multi-year spectrum plan in order to maximize and    increase the radio electric resources for the deployment of next-generation mobile networks and mobile services and mobile communication services in order to support traffic growth and improve service quality;

c.     shall issue supplementary or clarifying regulations relating to Section 29 of Law No. 27,078, establishing efficient procedures and avoiding distortions in competition;

d.     shall identify radio electric spectrum frequency bands for the development of new services and wireless applications and issue regulations allowing for their shared and unauthorized use.

TELECOM ARGENTINA S.A.

2) It shall substitute Section 3 of Decree No. 798 dated June 21, 2016 with the following:
“SECTION 3.- Mobile communications service (SCM, for its Spanish acronym) is defined as wireless telecommunications service with multiple capabilities which, irrespective of its operating frequency, through the use of mobile network architectures and the use of digital access technology, supports low and high user mobility, allows for the interoperability with other fixed and mobile networks for worldwide roaming.

It comprises Mobile Telephone Service (STM), Cellular Mobile Radiocommunications Service (SRMC), Personal Communication Service (PCS), Mobile Advanced Communications Service (SCMA, for its Spanish acronym) and their technological evolution.”

3) The frequencies that are allocated and authorized to render radio electric trunking services (“SRCE”, for its Spanish acronym) may only be used to provide those services. The ENACOM may allocate frequencies to provide SCM and demand the return of the frequencies and migration of services pursuant to Section 28 and 30 of Law No. 27,078, and its regulations, or, at the request of the interested party, apply Section 4, subsection b) of Decree No. 1,340 dated December 30, 2016, and its regulations, establishing an economic compensation in favor of the National Government.

4) SBT licensees may provide this service through the use of radio electric spectrum frequencies using those allocated for the provision of 4G mobile services, notwithstanding the provision of fixed telephone service pursuant to Section 2, subsection a) of the Personal Communications Service (PCS) General Rules approved as an annex to Section 1 of Decree No. 266 dated March 10, 1998, through the execution of agreements with the licensees of those frequencies, which shall be reported to the ENACOM.

5) Delegate on the Ministry of Modernization the power to issue the penalty rules provided under Section 63 of Law No. 27,078, which shall repeal the current rules approved under Decree No. 1,185 dated June 22, 1990, as amended and supplemented.

Registrations and authorizations to use the spectrum that are now held by the Company as a result of corporate reorganizations:

1)                                     Telecom Personal S.A.:

On November 24, 2017, Telecom Argentina and Telecom Personal S.A. were served with ENACOM Resolution No. 4,544-E/2017, whereby that agency decided:

(i) to authorize Telecom Personal to transfer in favor of Telecom Argentina the registrations of Mobile Telephone Services, Cellular Mobile Radiocommunications Services; Personal Communications Services Area I, II, III, and Mobile Advanced Communications Services, as well as the resources, permits and frequencies granted in its name;

(ii) to revoke the licenses granted to Telecom Personal to render Data Transmission, Value Added and National and International Long-Distance Telephone Services;

(iii) to authorize the transaction reported by Telecom whereby the controlling companies Sofora Telecomunicaciones S.A. and Nortel Inversora S.A. are dissolved without liquidation pursuant to the Bidding Terms and Conditions approved under Decree No. 62/1990.

2)                                               Cablevisión S.A.

On December 22, 2017, Telecom Argentina and Cablevisión S.A. were served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize Cablevisión S.A. to transfer in favor of Telecom Argentina:

(i)                                      The Registration of physical and/or radio electric link broadcasting services, including the permits/frequencies required to provide radio electric link broadcasting services, as well as the area authorizations to provide those services (via physical and radio electric link), which may operate in Area II, defined as provided under Decree No. 1,461/93, as amended, and the city of Rosario, Province of Santa Fe, and the city of Córdoba, Province of Córdoba, as from January 1, 2018, as provided under Section 5 of National Decree No. 1,340/2016, and in the rest of the areas authorized on the dates and in the modalities provided under ENACOM Resolution No. 5,641/2017 dated December 20, 2017;

TELECOM ARGENTINA S.A.

(ii)                                   The Registration of the Radio Electric Trunking Service (SRCE); and

(iii)                                The authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the above-mentioned services held by Cablevisión S.A., pursuant to effective regulations, and the agreement executed by Nextel Communications Argentina S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión S.A., shall, within a term of two years as from the date on which the merger is approved by the National Antitrust Commission and the ENACOM or any agency that may substitute them in the future, return the radio electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications and/or any regulation that may repeal it in the future. To those effects, the Company shall file with the ENACOM, no later than one year in advance upon the expiration of the two-year term, a proposal to conform to that limit. The ENACOM may accept the proposal, reject it and/or request a new filing with any changes it may deem appropriate.

In addition, through that Resolution, the ENACOM authorized the change of corporate control, pursuant to Section 33 of the LGS, in Telecom Argentina once the merger became effective and the shareholders agreement dated July 7, 2017 entered into effect, as a result of which Cablevisión Holding S.A. became the legal controlling company of Telecom Argentina as surviving company of Cablevisión S.A.

Said Resolution also approved:

(i)                                      The relinquishment of the services registrations that are currently non-operative that had been requested by Cablevisión S.A. (SAP, SRC, STP, SLV and SAVR) and by Telecom (SRC); and

(ii)                                   The revocation of the licenses and registrations granted to Cablevisión S.A., now held by   Telecom.

In addition, the Resolution provides that:

(i)                                      Telecom shall comply with Section 95 of Law No. 27,078, which provides for the conditions under which it may operate the physical and/or radio electric link subscription television service, transcribed below:

a.    The Company shall create a business unit to provide the audiovisual communication service and manage it separately from the public utility business unit;

b.    It shall keep separate accounting records and bill the licensed services separately;

c.    It shall not conduct anti-competitive practices such as tie-in practices and cross subsidies with funds from public utilities to licensed services;

d.    It shall provide - when requested- to the competitors in licensed services access to its own support infrastructure, especially, posts, masts and ducts under market conditions. In the absence of agreement between the parties, the ENACOM shall intervene;

e.    It shall not conduct anti-competitive practices concerning the rights to broadcast contents over its networks and facilitate a growing percentage to be established by the ENACOM to the distribution of contents from independent third parties.

f.    It shall respect the professional competences and job classifications of the workers in the different activities it is engaged in.

(ii)                                    Telecom is declared to be an operator with a significant position in the retail market of Fixed Internet Access market in the locations detailed in the Report prepared by the National Directorate for the Development of Competition in Networks and Services of the ENACOM. As a result, it decided that:

a.           Telecom shall, within 60 days as from the date the Resolution was issued, offer the Fixed Internet Access service in those locations at a price that may not be higher than the lowest price offered by the company in Area II for that service. If a similar service is not provided in that Area, it shall apply the lowest price offered at national level by the licensee for a similar service.

b.          Telecom shall, within 60 days as from the date the Resolution was issued, report to the ENACOM and publish in its institutional website all the business plans, promotions and discounts for the Retail Internet Access service. Telecom shall ensure to other providers, under transparent, non-discriminatory and cost-oriented conditions, access to its own support infrastructure, especially, posts, masts and ducts.

TELECOM ARGENTINA S.A.

All the provisions mentioned above shall be in effect for a term of 2 years as from the notice of the authorization granted by ENACOM, or until it has been verified that there is effective competition in all or in some of the locations involved. The ENACOM may extend or revoke that term.

With regard to the provision of Quadruple Play services, Section 7 of Decree No. 1,340 shall apply:

SECTION 7 - The providers of Information Technology and Communications Services that make joint service offerings shall detail the price of each of those services, including the breakdown of those prices and discounts or benefits applied to each service or product for the above-mentioned offerings. Pursuant to Section 2, subsection i) of Law No. 25,156 and to Section 1,099 of the Civil and Commercial Code of Argentina, those providers may not subject, in any way and under any condition, the purchase of any service to the purchase of another service, thus preventing the customer from purchasing any service separately or individually.

Finally, the Company shall file, within a term of 180 days, proof of the registration of the change of authorities in Cablevisión Holding S.A.

“ENACOM Resolutions No. 840/18 and No. 1,196/18 – New regime for Radioelectric Spectrum Fees”

On February 27, 2018, Resolutions Nos. 840 and 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, it established a new regime for mobile communications services, which substantially increases the amounts to be paid in this regard. The Company is assessing the impacts and actions in this regard.

Note 3 – Significant accounting policies

a)             Going concern

The consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

The financial statements of the Company’s foreign subsidiaries (Núcleo, Personal Envíos, Telecom USA and Tuves Paraguay since June 30, 2017) are translated using the exchange rates in effect at the reporting date; for assets and liabilities while income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for each year.

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

d)            Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Núcleo, Micro Sistemas, Telecom USA, Personal Envíos, Tuves Paraguay – only as of December 31, 2017- and the second semester of 2017 and Telecom Personal until November 30, 2017) as of December 31, 2017, 2016 and 2015.

TELECOM ARGENTINA S.A.

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

In the preparation of these consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

All intercompany accounts and transactions have been eliminated in the preparation of these consolidated financial statements.

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent and are prepared as of the same closing date and in accordance with the same accounting policies.

e) Acquisition of the controlling interest in Tuves Paraguay

On October 6, 2016 Tuves Paraguay’s controlling shareholder (TU VES S.A – Chile) accepted Núcleo’s proposal for executing the Tuves Paraguay’s shares purchase option, which was subject to the approval of the Comisión Nacional de Telecomunicaciones (“CONATEL”).

On April 11, 2017, the CONATEL’s Board of Directors through Resolution No. 460/17authorized TU VES S.A. (Chile) to transfer Núcleo 350 shares of Tuves Paraguay, that represent 70% Tuves Paraguay’ total capital stock.

Accordingly, and pursuant to the provisions of the shares’ purchase agreement, on June 30, 2017, the transaction was performed and Núcleo acquired the 70% capital stock and votes of Tuves Paraguay through the payment of approximately $0.1 (35 million of Guaraníes) and the partial capitalization of receivables that Núcleo had at such date for approximately $147 (49,396 million of Guaraníes).

Tuves Paraguay is a Paraguayan company whose main purpose is the provision of telecommunications services and also the distribution of digital audio and television signals to homes, in accordance with the license granted by CONATEL.

The acquisition of control of Tuves Paraguay was recognized in the consolidated financial statements as of June 30, 2017, in accordance with the provisions of IFRS 3 “Business Combinations”.

For this purpose, the total purchase price provided by IFRS 3 of approximately $149 (50,056 million of Guaraníes) was determined including the book value of the call option as of the date of the transaction, the assets and liabilities of Tuves Paraguay were measured at fair value, recognizing a higher value of PP&E and identifying a customer relationship and a goodwill of approximately $2 within Intangible Assets (662 million of Guaraníes), which will be annually reviewed through its impairment test.

f) Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to the Company and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

The Company discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Company and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, the Group only sells equipment to customers and, from time to time, the Management of the Company and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers and gains on disposal of PP&E, which are realized in the ordinary course of business but are not the main business objective.

The Company’s principal sources of revenues are:

TELECOM ARGENTINA S.A.

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

Non-refundable up-front connection fees for fixed telephony, data and Internet services are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 8 years in the case of fixed telephony’s voice services).

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

Revenue on construction contracts recognized in the year ended December 31, 2017 amounted to $614. The 2017 agreement provides finance within 48 months from January 1, 2017, the date when the implementation of the project was effective. $83 and $17 are receivables as of December 31, 2017 and 2016, respectively.

Cost on construction contracts recognized in the year ended December 31, 2017 amounted to $429.

No revenue or costs on construction contracts were recorded for years 2016 and 2015.

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

TELECOM ARGENTINA S.A.

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

The Company and Núcleo offer to their subscribers a customer loyalty program. Under such program the Company and Núcleo grant award credits as part of the sales transactions which can be subsequently redeemed for goods or services provided by Personal and Núcleo or third parties. The fair value of the award credits is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers.

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), the Company and its subsidiaries recognize revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is assigned to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such assignation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which was used in the preparation of these consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

g) Financial instruments

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

g.1) Financial assets

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

TELECOM ARGENTINA S.A.

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

Investments in Lebacs are valued at fair value.

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

Likewise, Telecom Argentina and Personal acquired Government bonds. Taking into account the business model chosen to manage these financial assets, and according to the provisions of IFRS 9, these bonds are recorded at their fair value and its results were included in Financial results – Other investments gains.

Investments in other short-term investments are carried at fair value. Gains and losses are included in financial results as other short-term investment gains.

Investments in Lebacs are valued at fair value.

The 2003 Telecommunications Fund is recorded at fair value.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement.

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

g.2) Financial liabilities

Financial liabilities comprise trade payables (excluding Derivatives), financial debt, salaries and social security payables (see Note 3.o) below) and certain other liabilities.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made,

TELECOM ARGENTINA S.A.

adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

g.3) Derivatives

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

For additional information about derivatives operations during 2017 and 2016, see Note 20.

h) Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of the Company and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for indefinite period with a minimum period of permanence and, if the contract is abandoned in advance, the mobile company has the right to cancel, totally or partially, the bonus granted to the customer at the beginning of the contractual relationship. For the estimation of the net realizable value in these cases the Company considers the estimated selling price in normal course of business less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

i) PP&E

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

TELECOM ARGENTINA S.A.

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

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of the assets; the ranges of the estimated useful lives of the main PP&E are the following:

Asset	Estimated useful life (in years)
Buildings received from ENTel	35
Buildings acquired subsequent to 11/8/90	50
Improvements in third parties buildings	2 – 5
Tower and pole	10 – 20
Transmission equipment	3 – 20
Wireless network access	3 – 7
Switching equipment	5 – 7
Power equipment	7 – 15
External wiring	3 – 20
Computer equipment and software	3 – 5
Telephony equipment and instruments	5
Installations	2 – 10

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the consolidated income statement.

j) Intangible assets

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

Intangible assets comprise the following:

- Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers are capitalized when the conditions for the recognition of an intangible asset are met.

The cost of acquiring broadband customers meets the conditions established by IFRS for its recognition as intangible asset. The amount of costs deferred is limited to the non-contingent part of the revenues generated by that subscriber. The costs above revenues are expensed when incurred.

Capitalized SAC related to the acquisition of broadband customers are amortized on a straight-line basis over the average period of the customer relationship.

The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony meet the conditions established by IFRS for its recognition as intangible asset. In the event of early cancellation, grants the right to cancel bonuses granted at the beginning of the contractual relationship (i.e, equipment bonuses). SAC are mainly comprised of upfront commissions paid to third parties and, to a lower extent, of subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC related to the acquisition of post-paid and “cuentas claras” subscribers are amortized on a straight-line basis over the term in which the customer must pay a cancellation charge, in case of early termination of the relationship.

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

TELECOM ARGENTINA S.A.

that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 8 years.

- 3G/4G licenses

As described in Note 2.i, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015. In accordance with Article 12 of the Auction Terms and Conditions they were granted for a period of 15 years as from the date of awarding notification. After this deadline, the Regulatory Authority may extend the term at Personal´s request. The extension of the term, the related cost and conditions shall be defined by the Regulatory Authority.

Consequently, the Company’s management has concluded that the 3G and 4G licenses have a finite useful life and therefore are amortized under the straight-line method over 180 months.

As a consequence of Section 4 (d) of PEN Decree No. 1,340/16, which is described in Note 2.i), the remaining useful life of the frequencies included in lot 8 of the auction was re-estimated in 4Q16. It was considered that 700 Mhz bands would be released since May 2017 and, in compliance with the mentioned Decree, the period of 15 years from such date was computed. After that, such date was re-estimated being the effective day of release on April 2018.

- PCS license (Argentina)

The Company, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

- PCS and Band B licenses (Paraguay)

PCS license is amortized under the straight-line method over 60 months. These licenses were successively renewed for a period of 5 years, the amortization finalized during year 2017.

On the other hand, Band B license finished its amortization during year 2012.

On June 2017, Núcleo required the renewal of this license. Before the expiration date, CONATEL issued, according with the telecommunications law, resolutions of temporary extensions which are valid for 90 days, with the possibility of one only extension for the same term.  Therefore, it is expected to have the definitive renewal en the next months.

- Internet and data transmission license (Paraguay)

Núcleo’s license 60 months amortization was finished in fiscal year 2016. However, on July 2017 CONATEL granted the Company with the renewal of such licenses.  Therefore, the term of the license is extended until May 2021.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration up to financial year 2028.

-  Cubecorp ‘s Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (180 months).

-  Tuves Paraguay’s Customer relationships

It is related to the acquisition of Tuves Paraguay (see Note 3.e). It is amortized over the term of the relationship with the acquired customers, which is estimated in 78 months.

-  Goodwill

It is related to the acquisition of Tuves Paraguay (see Note 3.e) measured as the difference between the fair value of the amount transferred less the fair value of the identified net assets. The goodwill has indefinite useful life and the impairment must be analyzed at least annually.

TELECOM ARGENTINA S.A.

k) Leases

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

As of December 31, 2017 the Telecom Group hold finance leases which represents liabilities in the amount of $13. The total payable at these leases’ maturity amounts to $13. PP&E related to these financial leases and several of the mentioned leases contracts characteristics as of December 31, 2017 are detailed below:

	Book value	Lease term	Depreciation
PP&E – Computer equipment	77	3 years	3 years
Accumulated depreciation	(64)
Net carrying value as of December 31, 2017	13

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2035. Rental expenses are included under Interconnection costs and other telecommunication charges and Other operating expenses items lines in the consolidated income statements.

l) Impairment of intangible assets and PP&E

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

Intangible assets with an indefinite useful life (including intangible assets under development or not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company as of December 31, 2017 and 2016 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its

TELECOM ARGENTINA S.A.

recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the years presented, the Company estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those related to process of modernization and replacement of its mobile network access technology in the Argentine Republic and a group of longstanding work in progress.

The net effects of the constitution and recovery of the mentioned impairments are recorded under “Impairment of PP&E” line item. Additional information disclosed in Note 22.

m) Other liabilities

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

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2017	2016	2015
Discount rate (1)	4.6% - 9.2%	4.8% - 6.2%	6.5% - 8.5%
Projected increase rate in compensation (2)	8.0% - 16.3%	8.0% - 22.5%	12.0% - 26.8%

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

n) Deferred revenues

Deferred revenues include:

-                    Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.f. Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products.

-                    Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.f. Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products.

TELECOM ARGENTINA S.A.

-                    Customer Loyalty Programs

The fair value of the award credits regarding the Company and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.f. Revenues – Mobile telecommunication services.

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

o) Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See Note 3.g.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

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

p) Taxes payables

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

TELECOM ARGENTINA S.A.

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

However, for the calculation of deferred tax as of December 31, 2017, Law No.27.430 (issued on December 29, 2017, see Section at the end of Note 3.p) was considered as a reference.  This law states a decrease from 35% to 30% in the income tax rate for companies for fiscal years started from January 1, 2018 to December 31, 2019; and a decrease to 25% for fiscal years started from January 1, 2020. Therefore, the company considered, following the statements of IAS 12, the periods in which temporary differences as of December 31, 2017, will be reversed to apply the proper tax rate in the calculation of deferred tax. The effect of changes in future rates of income tax was included as “Effect of changes in income tax rate” in the reconciliation between the amount charged in results and pre-tax income in Note 14.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow in the form of dividends.

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2017, 2016 and 2015.  Since January 1, 2018, a new Income Tax Law is applicable in the United States, which modifies the flat rate to 21% changing the legal income tax rate from 39.5% to 26.5%. This change in the tax rate has a similar impact in deferred tax than the explained above regarding the changes in Argentina’s income tax rate.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.4%, 5.3% and 5.2% for the years ended December 31, 2017, 2016 and 2015, respectively.

- Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.h). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

Telecom Argentina’s declaration as proper taxpayer

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017.

TELECOM ARGENTINA S.A.

Telecom Argentina has already filed this request related to the payment of the tax on personal property– on behalf of Shareholders. As a consequence, Telecom Argentina recorded in 2017 the reversal of the current tax credit on personal property – on behalf of Shareholders and the corresponding liability that it had recorded as of December 31, 2016 which amounted to $8 and has discontinued recording such receivables and liabilities since January 1, 2017.

Likewise, Nortel and Sofora (companies absorbed by Telecom) filed such exemption.

Notwithstanding, it cannot be assured that in the future, Telecom Argentina can fulfill those requirements and maintain the referred exemption.

Tax reform and consensus on taxation – Laws No. 27,429, 27,430 and 27,432

Tax reform:

On December 29, 2017, the PEN issued Law No. 27,430 which established a comprehensive reform of the tax system with effect beginning in fiscal year 2018.

Among others, the law includes modifications in tax income in both corporate income tax and individual income tax, value added tax, internal taxes, social security contributions, tax procedure code and tax criminal procedure code.

The main changes with impact in corporate taxes are the following:

Income Tax:

•                  Modification of corporate income tax and withholding tax on dividends

The Law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards.

The Law also establishes a withholding tax on dividends at a 7% rate on profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and a 13% rate on profits accrued in fiscal years starting January 1, 2020 and onwards.

Income of fiscal years closed until December 31, 2017 will not be subject to withholding tax at the moment of distribution.

The new withholding tax rates apply to distributions made to shareholders qualifying either as resident individuals or nonresidents.

Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) on income accrued from January 1, 2018 and onwards.

•                  Results derived from transfers of shares

The effective tax rate applicable for individuals residents and non-residents is 15% (in case of non-residents its applicable over a presumed income equivalent to 90% of the transfer price). For local companies the applicable rate is 30% for both fiscal years 2018 and 2019, and 25% onwards.

However, in the case of individuals residing in Argentina, the results derived from transfers of shares are exempted from taxes to the extent that it is a placement through public offering authorized by the Argentine Securities Commission or that the transactions were carried out in markets authorized by that agency under segments that guarantee price/time priority and by crossing of offers (such as the shares of Telecom Argentina) or carried out through a public tender offering and/or exchange authorized by the Argentine Securities Commission.

The exemptions will only apply if the foreign beneficiaries do not reside in or the funds do not arise from “non-cooperating” jurisdictions. It also establishes an exemption for interest income and capital gains on the sale of negotiable obligations and share certificates issued abroad that represent shares issued by Argentine companies (ADRs).

TELECOM ARGENTINA S.A.

•                  Optional tax revaluation of assets

The law established the revaluation of the cost of diverse assets –in case of disposal- and the revaluation of the deductible depreciation for all the acquisitions or investments since January 1, 2018 on the base of IPIM evolution from that date.

Additionally, the law establishes an option to revaluate for tax purposes their assets located in Argentina that generate taxable income. The revaluation option is applicable for the Company on the assets as of December 31, 2017.

Under the Law, the new tax value of the assets will be determined by applying a “revaluation factor,” as established in the Law, to the tax value originally determined in each year or period of the asset’s acquisition or construction. In the case of immovable or movable property qualifying as fixed assets, the value may be determined by an independent appraiser under certain conditions.

The Law imposes a one-time special tax on the amount of the revaluation. The applicable rate will vary depending on the assets revaluated:

• Real estate (regarded as capital assets): 8%

• Real estate (regarded as inventories): 15%

• Shares, quotas and other participations in Argentine companies owned by resident individuals: 5%

• All other assets (except inventories and cars, which may not be revaluated): 10%.

The option must be exercised on all the taxpayer’s assets that integrate the same category of assets. Once the option is exercised, the taxpayer is able to calculate the amortization and cost in the income tax over the revalued assets. Likewise, such revaluation is updated on the base of the variation of Internal Wholesale Price Index since January 1, 2018.

The Law requires taxpayers that opt for the special revaluation regime to withdraw from any judicial or administrative process in which they are claiming, for tax purposes, an adjustment process of any kind regarding the period of the option, and those who started process in previous fiscal years must desist from making a new claim. (See Note 14 -Income tax – Actions for recourse filed with the Tax Authority).

The company is currently taking actions to evaluate the convenience of exercing this option. As of the date of issuance of these consolidated financial statements, the regulations hasn’t established the term in which the option can be exercised.

Internal Taxes and Tax Collection ENARD:

The Law also provides for an increase in the effective internal tax rate applicable to mobile telephone services from 4.16% to 5.26%. In addition, the law provides for the repeal of the tax collection at source of the charge required by the ENARD.

In addition, pursuant to Decree No. 979/2017, as from November 15, 2017, the effective internal tax rate that levies the sale of imported mobile phones and other wireless networks is reduced from 20.48% to 11.73%.  Said rate, pursuant to Law No. 27,430, will decrease gradually until its complete phase out as from January 1, 2024. In the case of goods manufactured in Tierra del Fuego, the rate is set at 0% as from November 15, 2017.

Tax on deposits to and withdrawals from bank accounts:

Pursuant Law No 27.432 The National Executive Power may decide that the percentage of the tax that on the date of entry into force of this law is not computable as payment on account of income tax, will be progressively reduced by up to twenty percent (20%) per year as of January 1, 2018, and also may decide that, in 2022, the tax provided for in Law 25,413 and its amendments as a payment on account of income tax will be computed in full.

Social Security:

The Law gradually reduces the percentage of employers’ contributions to be paid by large companies from 21% to 19.5% in 2022.

TELECOM ARGENTINA S.A.

It establishes a non-taxable base for calculating employers’ contributions of $ 2,400 Argentine pesos for 2018, which will increase until reaching $12,000 Argentine pesos in 2022. The Law gradually phases out employers’ contributions creditable against VAT.

Tax Consensus:

On the other hand, on January 2, 2018, Law No. 27,429 - “Tax Consensus” was published in the Official Gazette. Said Law approves the Tax Consensus signed between the National Executive Branch and the representatives of the Provinces and the Autonomous City of Buenos Aires.

The tax consensus seeks to harmonize the tax structures of the different jurisdictions to promote employment, investment and economic growth and to promote uniform policies. In this sense, the National Government, the Provinces and the Autonomous City of Buenos Aires agreed to fulfill certain commitments. Among the commitments regarding Turnover Tax undertaken by the Provinces, the most relevant are the immediate elimination of differential treatments based on the place of business or the location of the taxpayer’s establishment or the location where goods are manufactured and the establishment of exemptions and application of tax rates that shall not exceed those set for each activity and period under the Annex to the Consensus (in the case of communications 5% in 2018, which will decrease until reaching 3% in 2022, and in the case of mobile telephone 7% in 2018, which will decrease until reaching 5% in 2022.) As to stamp tax rates, for certain activities and contracts, the establishment of a maximum stamp tax rate of 0.75% as from January 1, 2019, with a gradual decrease until its complete phase out as from January 1, 2022 and the repeal of all payroll taxes.

q) Provisions

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

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in Note 3.i) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

r) Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

s) Finance income and expenses

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

t) Treasury Shares Acquisition

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

TELECOM ARGENTINA S.A.

u)  Cost of the increase of the share in controlled companies

On March 31, 2017 the Board of Directors of Nortel approved the sale of the share in Personal (120,000 shares) to Telecom Argentina (that represented 0.008% of Telecom Personal) in an amount of $ 4, which were paid in April 2017.  As a result, Telecom Argentina reached 100% of interest in Telecom Personal.  Through this transaction, the difference between the purchase value and the investment acquired valued using the Equity Method ($ 3) was recorded in “Cost of the increase of the share in controlled companies” in the Equity attributable to controlling interest as of December 31, 2017, according with IFRS 10.

v) Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 25).

w) Use of estimates

The preparation of consolidated financial statements and related disclosures in conformity with IFRS requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

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

For the years presented the Company estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point l) of this note. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and changes in market conditions, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life

The Telecom Group determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license and Tuves Paraguay’s Goodwill requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 10.5%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license and Tuves Paraguay’s Goodwill.

TELECOM ARGENTINA S.A.

Financial statement item / area	Accounting estimates
Income taxes, recoverability assessment of deferred tax assets and other tax receivables Deferred income tax measuring

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

Since the change provided by Law No. 27,429, the corporate income tax rate decreases from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. Therefore, for the measuring of deferred tax, the fiscal year of future reversals of temporary differences that originate deferred tax/liability has been estimated, applying the income tax rate of each reversal period. The actual moment of the future income and tax deductions may differ from the estimated, and may produce impact in future income.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables is an annual rate in pesos of approximately 34% for year 2017. Additionally, a 13% annual U.S. dollars was used for discounting long term receivables denominated in U.S. dollars during 2017 and 2016, respectively. Discount rates for accounts receivables were 9.8% in both years and discount rates in Guaranies for loans were 8.83% and 9.42% for years 2017 and 2016, respectively.

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

The Company will apply IFRS 15 using the modified retrospective approach, as it is permitted by that Standard.  Though the application is retrospective, the accumulated impact of the initial application is recognized as an adjustment to retained earnings initial balance of the year of initial application (only for contracts that are not completed contracts as of the date of initial application).

TELECOM ARGENTINA S.A.

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

It is worth mentioning that in April 2016 amendments were made to IFRS 15, without changing the underlying principles of the standard, but clarifying them. The amendment provides the way of: 1) identifying a performance obligation, 2) determining whether a company is a principal or agent, and 3) determining whether license revenues must be recognized at a point in time or over time. In addition, the standard adds the following exemptions: (i) extends the possibility of not applying the standard to the recognition of “complete contracts” to the date of transition and full contracts at the beginning of the oldest period presented; and (ii) it allows to not retrospectively restate a contract in relation to the modifications that occur before the beginning of the earliest period presented, and shall instead reflect the aggregate effect, when the satisfied and unsatisfied performance obligations can be identified, and when the transaction price and its allocation can be determined.

IFRS 15 is effective from annual periods beginning on January 1, 2018. Earlier application is permitted.

The Company has concluded the analysis of the impact of the application of IFRS 15 and is currently measuring the effects. From that analysis resulted that IFRS 15 impacts are mainly related to contracts that include equipment revenues together with services in mobile services contracts (first sale of equipments or renewal of customer’s equipments together with postpaid and “abono fijo” services charges).

The Company is able to offer services as well as handsets (equipment) separately or together (it means selling the plan service with the handset).  Generally, in cases of combined sales, the handset is sold with a discount in the price, but not when the handset is sold separately. Currently, this kind of contracts of joint selling is recorded applying the Residual Method.  This method requires firstly, the identification of all the elements that compose the transaction and allocate to each of them, its own fair value. Under this method, the fair value of a transferred element, a handset in mobile services for example (it is not possible to allocate an specific price because the company usually sells that element at different prices depending on the plan service), is calculated as the difference between the full price of the contract subscribed with the customer and the fair value of those elements that is possible to allocate a fair value on an individual basis (in our case it would be the difference between the full price of the contract and the price of the plan service to determine the price of the handset).

However, under the application of IFRS 15 the Residual Method is not allowed. The standard requires allocating the price to each performance obligation according to its proportional standalone selling price, being the main performance obligations of those contracts the handset and the service revenues, considering a service term of 24 months.

These amendments introduced by IFRS 15 will initially generate an early recognition of handset revenues that will have an impact on retained earnings (due to the partially retroactively application of the standard) with the recognition of contractual asset. Such increase is due to the fact that the discounts on handsets will be allocated between the sale of handsets and the services. Before the application of this standard, such discount was only allocated to the sale of handsets.

In view of the above mentioned, as from January 1, 2018, this standard will generate a reallocation of revenues, increasing equipment sales revenues and reducing the recognition of services revenues. It will cause the initial recognition of a contractual asset that will decrease to the extent service revenues are recognized, which will be fully derecognized in the 24th month (the stipulated contractual term).

The effect of the application of such method (determined based on the standalone selling price of each item) would generate a contractual asset of $781, which would be offset with an increase in deferred tax liabilities of $234 and an estimated increase in retained earnings as of January 1, 2018 in the amount of approximately $547 (net of income tax.)

With regards to handset subsidies occasionally granted by the Company to new postpaid subscribers, Management believes that the capitalization of such costs will be discontinued under IFRS 15 in light of the interpretations of the new standard. On the other hand, Management believes that commissions paid for the acquisition of postpaid and “Cuentas Claras” customers in the Mobile Segment and broadband customers in the Fixed Segment will continue to be capitalized under IFRS 15, because

TELECOM ARGENTINA S.A.

these costs are necessary to obtain new contracts with customers and only if they continue satisfying the capitalization conditions under the new standard.

The impact of not capitalizing handsets’ subsidies in the retained earnings as of January 1, 2018 amounts to $48 (lower retained earnings of $68, net of income tax of $ 20).

Amendments to IFRS 9 “Financial Instruments”

In July 2014, the IASB amended IFRS 9 “Financial Instruments”. The amendments incorporate: 1) a new classification of financial assets (valued at fair value through other comprehensive income); and 2) includes requirements related to the recognition of expected credit losses of financial assets removing the minimum requirements mentioned in IFRS 39 regarding the occurrence of events to recognize the losses and recognizing them at initial measurement if losses are expected.

Regarding the expected credit losses, according to IFRS 9 the Company must recognize such loss as follows:

•                  In the case of trade receivables, the allowance for doubtful accounts must be measured in an amount equal to the expected credit losses of the credit.

•                  For other financial instruments: the expected credit losses for the next 12 months must be recognized (lifetime expected losses over the contractual payments of the financial instrument of which the default is estimated in the next 12 months), except the case of significant increase in the financial instrument’s credit risk so the lifetime expected credit losses must be recorded (expected credit losses for the full term of the financial instrument).

IFRS 9 is effective from annual periods beginning on January 1, 2018.

The impact of the initial estimation of the expected credit losses related to trade receivables in retained earnings as of January 1, 2018, amounts to $357 (lower retained earnings of $482, net of income tax of $125).

Amendments to IFRS 9 (Prepayment features with negative compensation)

On October 2017, the IASB amended IFRS 9.  As a result, financial assets with negative compensation characteristics that could lead to reasonably negative compensation as of to the early end of a contract, can be measured at amortized cost or fair value with impact in other comprehensive income.

The new standard is effective for fiscal years beginning on January 1, 2018. Earlier application is permitted. The Company does not expect impacts on the application of this amendment on the statements of financial position, results of operations or cash flows.

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

The new standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for companies that have adopted IFRS 15. During 2017 the Company continued analyzing the impact that this new standard may have on the Group’s financial position, cash flows and results of operations.

TELECOM ARGENTINA S.A.

IFRIC 22 (Foreign Currency Transactions and Advance Consideration)

In December 2016 IFRIC 22 was issued.

IFRIC 22 analyzes the accounting providing the exchange rate to apply for transactions that include the receipt or payment of an advance consideration. The interpretation concludes that the date of transaction that determines the exchange rate in the initial recognition of an asset, income or expense (or a part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration (If there is more than one payment or receipt of the advance consideration, the date of transaction is established for each payment or receipt of such advance consideration).

IFRS 22 is effective from annual periods beginning on January 1, 2018. The adoption of these amendments will not have significant impacts on the statements of financial position, results of operations or cash flows of the Company.

IFRIC 23 (Uncertainty over Income Tax Treatments)

On October 2017, IASB issued IFRIC 23. In case of uncertainty over tax treatments, this IFRIC provides that: (i) if uncertain tax treatments must be assessed separately; (ii) the assumptions used by the tax authority over the tax treatments (the company will have to assess if it’s probable that the tax authority will accept the uncertain tax treatment assuming that the taxation authority is going to assess such uncertain tax treatment); (iii) how a company measures the tax income (loss), the tax bases, taxes and fiscal credits not deducted and tax rates (assessment of the probability of occurrence); and (iv) how the changes in facts and circumstances are considered.

The new standard is effective for fiscal years beginning on January 1, 2019. Earlier application is permitted. The Company does not expect impacts on the application of this amendment on the statements of financial position, results of operations or cash flows.

Note 4 – Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)             Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
Cash and cash equivalents	2017	2016
Cash	52	56
Banks	1,312	878
Time deposits	105	898
Government bonds at amortized cost	-	604
Other short-term investments	99	1,509
Lebacs at fair value	1,263	-
Total cash and cash equivalents	2,831	3,945
Investments
Current investments
Government bonds at fair value	371	1,456
Government bonds at fair value – dollar linked	293	-
Government bonds at amortized cost in foreign currency	149	3
Provincial government and Municipal bonds at amortized cost – dollar linked	30	13
Provincial government and Municipal bonds at amortized cost in foreign currency	33	-
Provincial government and Municipal bonds at amortized cost	8	9
Other short-term investments	2,433	270
Lebacs at fair value	109	-
Total current investments	3,426	1,751
Non-current investments
Government bonds at amortized cost in foreign currency	2,228	255
Provincial government and Municipal bonds at amortized cost – dollar linked	42	61
Provincial government and Municipal bonds at amortized cost	-	8
Provincial government and Municipal bonds at amortized cost in foreign currency	386	-
Tuves Paraguay S.A. shares purchase option	-	22
2003 Telecommunications Fund	1	1
Total non-current investments	2,657	347

TELECOM ARGENTINA S.A.

b)            Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 2017, 2016 and 2015 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Years ended December 31,
	2017	2016	2015
Collections
Collections from customers	71,113	55,928	41,930
Interests from customers	762	366	182
Interests from investments	670	59	190
Mobile operators collections	1,282	885	843
Subtotal	73,827	57,238	43,145
Payments
For the acquisition of goods and services and others	(19,557)	(17,120)	(12,784)
For the acquisition of inventories	(5,520)	(5,383)	(6,343)
Salaries and social security payables and severance payments	(11,669)	(9,113)	(6,885)
CPP payments	(1,132)	(393)	(413)
Income taxes (include tax returns and payments in advance)	(2,400)	(1,700)	(1,631)
Other taxes and taxes and fees with the Regulatory Authority	(13,399)	(10,731)	(7,775)
Foreign currency exchange differences related to the payments to suppliers	(818)	(1,433)	(502)
Inventory suppliers	(269)	(295)	(182)
PP&E suppliers	(425)	(1,467)	(188)
Other suppliers	(119)	(144)	(31)
NDF	(5)	473	(101)
Subtotal	(54,495)	(45,873)	(36,333)
Net cash flow provided by operating activities	19,332	11,365	6,812

•     Changes in assets/liabilities components:

	Years ended December 31,
	2017	2016	2015
Net decrease (increase) in assets
Trade receivables	(2,072)	(2,773)	(2,364)
Other receivables	(902)	276	(754)
Inventories	(618)	837	(1,522)
	(3,592)	(1,660)	(4,640)
Net increase (decrease) in liabilities
Trade payables	1,067	(1,391)	1,368
Deferred revenues	51	(58)	(48)
Salaries and social security payables	513	369	221
Other taxes payables	982	13	483
Other liabilities	68	62	29
Provisions (Note 17)	(360)	(174)	(163)
	2,321	(1,179)	1,890

•     Main non-cash operating transactions:

	Years ended December 31,
	2017	2016	2015
Offsetting of capitalized trade receivables of Tuves Paraguay acquisition	149	-	-
Offsetting of tax on personal property – on behalf of Shareholders	-	8	15
Income tax offset with VAT and internal taxes	-	-	50
Offsetting of other receivables with regulatory provisions	1	27	-
VAT offset with income tax payments	-	54	-
SAC acquisitions offset with trade receivables	313	305	212
Other receivables of PP&E sales offset with trade payables	-	25	-

TELECOM ARGENTINA S.A.

•     Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2017	2016	2015
CAPEX (Note 8)	(9,905)	(9,632)	(6,396)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(1,433)	(474)	(1,062)
Subtotal	(11,338)	(10,106)	(7,458)
Plus:
Payments of trade payables originated in prior years acquisitions	(3,342)	(4,832)	(1,367)
Less:
Acquisition of fixed assets through incurrence of trade payables	3,862	5,298	3,592
Assets retirement obligations	35	45	53
Mobile handsets lent to customers at no cost (i)	56	54	32
	(10,727)	(9,541)	(5,148)

(i)             Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2017	2016	2015
Acquisition of licenses 3G and 4G	-	-	(2,256)

Other intangible assets acquisitions (Note 9)	(1,238)	(1,754)	(1,448)
Plus:
Payments of trade payables originated in prior years acquisitions	(93)	(201)	(116)
SAC acquisition offset with trade receivables	(313)	(305)	(212)
Less:
Acquisition of intangible assets through incurrence of trade payables	673	462	466
	(971)	(1,798)	(1,310)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2017	2016	2015
Government bonds acquisition	(3,002)	(971)	(1,049)
Sales of Government bonds	1,986	1,051	-
Government bonds collection	276	165	45
Other short-term investments and time deposits	(2,063)	(265)	-
Sales of Other short-term investments	176	-	-
Argentine companies notes collection	-	-	28
	(2,627)	(20)	(976)

•     Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2017	2016	2015
Bank overdrafts	-	1,344	3,150
Notes	-	1,869	716
Bank loans	1 ,730	6,124	435
Total financial debt proceeds	1,730	9,337	4,301
Bank overdrafts	(1,572)	(2,793)	-
Notes	(566)	-	-
Bank loans	(848)	(143)	(31)
Total payment of debt	(2,986)	(2,936)	(31)
Bank overdrafts	(58)	(1,243)	(405)
Interests on Notes and related expenses	(340)	(205)	(3)
Interests on bank loans and related expenses	(418)	(125)	(63)
NDF	(32)	-	-
Total payment of interest and related expenses	(848)	(1,573)	(471)

TELECOM ARGENTINA S.A.

Dividends paid by company breakdown are as follows:

	Years ended December 31,
	2017	2016	2015
Núcleo to ABC Telecomunicaciones	(38)	-	(45)
Telecom Argentina	(4,151)	(2,000)	(804)
Dividends advance declared by Sofora and paid by Telecom in December 2017	(3)	-	-
	(4,192)	(2,000)	(849)

Telecom Argentina’s Dividends Distribution

•                  Fiscal year 2017

The Company’s Board of Directors’ Meeting held on December 18, 2017, resolved in exercise of the powers delegated by the Ordinary Shareholders’ Meeting held on the same date, to allocate $4,150.3 (equivalent to $4.28 pesos per outstanding share) from the “Voluntary reserve for future dividends payments” to a cash dividend distribution that was available to shareholders as from December 29, 2017.

•                  Fiscal year 2016

The Company’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 (equivalent to $2.06 pesos per outstanding share) of the “Voluntary Reserve for future dividends payments” to a cash dividend distribution in two installments: $700 that was available to shareholders as from May 13, 2016 and $1,300 that was available to shareholders since August 26, 2016.

•                  Fiscal year 2015

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders on May 11, 2015.

Advance of dividends declared by Sofora and paid by Telecom

On December 29, 2017, Telecom Argentina as surviving company of the merger, paid the pending advance of dividends of $2.9 declared by Sofora in its Board of Directors’ meeting held on November 29, 2017.

Núcleo’s Dividends Distribution

•                  Fiscal year 2017

Núcleo’s shareholders, at their meeting held on March 28, 2017, approved the distribution of cash dividends for an amount equivalent to $109 (that correspond to 40,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

Month of dividends payments	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders	Total
May 2017 (*)	37	17	54
October 2017 (**)	37	18	55
Total	74	35	109

(*) As of the payment date, the amounts were 39 and 18, respectively.

(**) As of the payment date, the amounts were 41 and 20, respectively.

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

(**)As of the payment date, the amounts were 52 and 26, respectively.

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

	Balances as of December 31, 2016	Transfers	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments	Balances as of December 31, 2017
Bank overdrafts	1,707	-	(1,572)	-	-	135
Bank loans – principal	7,401	(1,092)	882	11	992	8,194
Notes – principal	2,650	(57)	(566)	-	131	2,158
NDF	2	-	(32)	37	10	17
Accrued interests	152	1,149	(816)	880	366	1,731
Total current financial debt (Note 12)	11,912	-	(a) (2,104)	928	1,499	12,235

(a)             Correspond to $1,730 of debt proceeds, $2,986 of principal payments and $848 of interest payments.

Note 5 – Trade receivables

Trade receivables consist of the following:

	As of December 31,
Current trade receivables	2017	2016
Fixed and mobile services	9,232	8,210
Allowance for doubtful accounts	(596)	(633)
	8,636	7,577
Non-current trade receivables
Fixed and mobile services	12	208
Total trade receivables, net	8,648	7,785

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2017	2016
At the beginning of the fiscal year	(633)	(386)
Additions –Bad debt expenses	(1,113)	(1,228)
Uses	1,162	989
Currency translation adjustments	(12)	(8)
At the end of the year	(596)	(633)

TELECOM ARGENTINA S.A.

Note 6 – Other receivables

Other receivables consist of the following:

	As of December 31,
Current other receivables	2017	2016
Prepaid expenses	554	620
Deposit in auction’s warrant to CONATEL (Note 2.i)	278	-
Expenditure reimbursement	134	126
Tax credits	218	46
Restricted funds	45	33
Receivables for return of handsets under warranty	15	29
PP&E disposal receivables	20	18
Guarantee deposits	13	10
Tax on personal property – on behalf of Shareholders	-	8
NDF (Note 20) (*)	66	2
Other	171	140
Subtotal	1,514	1,032
Allowance for doubtful accounts	(23)	(21)
	1,491	1,011

(*) Includes 60 of Financial NDF as of December 31, 2017.

Non-current other receivables
Prepaid expenses	266	258
Credit on SC Resolution No. 41/07 and IDC (Note 2.m and n)	56	57
Restricted funds	53	33
Regulatory receivables (Paraguay)	39	27
Tax on personal property – on behalf of Shareholders	18	18
Tax credits	15	11
Guarantee deposits	21	12
Credit of indemnity for Tuves Paraguay acquisition	29	-
Financial NDF (Note 20)	2	-
Other	1	19
Subtotal	500	435
Allowance for regulatory matters (Note 2.m and n)	(56)	(57)
Allowance for tax on personal property	(18)	(18)
Allowance for tax on other credits (i)	(7)	-
	419	360
Total other receivables	1,910	1,371

(i) 6 allocated to Taxes with the Regulatory Authority and 1 to Currency translation adjustments.

Movements in the allowances are as follows:

	Years ended December 31,
Current allowance for doubtful accounts	2017	2016
At the beginning of the year	(21)	(25)
Additions	(2)	-
Uses	-	4
At the end of the year	(23)	(21)

	Years ended December 31,
	2017	2016
Non-current allowance for regulatory matters
At the beginning of the year	(57)	(84)
Compensation of Telecom Argentina’s regulatory liabilities	1	27
At the end of the year	(56)	(57)

	Years ended December 31,
Non-current allowance for tax on personal property	2017	2016
At the beginning of the year	(18)	(18)
Additions	-	-
At the end of the year	(18)	(18)

TELECOM ARGENTINA S.A.

Note 7 – Inventories

Inventories consist of the following:

	As of December 31,
	2017	2016
Mobile handsets and others	1,631	1,321
Fixed telephones and equipment	18	11
Inventories for construction projects	252	-
Subtotal	1,901	1,332
Allowance for obsolescence of inventories	(47)	(54)
	1,854	1,278

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2017	2016
At the beginning of the year	(54)	(86)
Additions – Fees for services, maintenance and materials	(17)	(45)
Uses	24	77
At the end of the year	(47)	(54)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2017	2016	2015
Equipment sales Fixed Services	663	91	61
Cost of equipment Fixed Services	(524)	(136)	(82)
Total equipment gain (loss) – Fixed Services	139	(45)	(21)
Equipment and handsets sales Mobile Services - Personal	7,446	7,535	5,796
Cost of equipment and handsets Mobile Services - Personal (net of SAC capitalizations)	(6,035)	(5,749)	(4,328)
Total equipment gain – Mobile Services – Personal	1,411	1,786	1,468
Equipment and handsets sales Mobile Services - Núcleo	106	260	159
Cost of equipment and handsets – Mobile Services Núcleo (net of SAC capitalizations)	(125)	(303)	(185)
Total equipment loss – Mobile Services – Núcleo	(19)	(43)	(26)
Total equipment and handsets sale	8,215	7,886	6,016
Total cost of equipment and handsets (net of SAC capitalizations)	(6,684)	(6,188)	(4,595)
Total income for sale of equipment and handsets	1,531	1,698	1,421

Cost of equipment and handsets is as follows:

	Years ended December 31,
	2017	2016	2015
Inventories at the beginning of the year	(1,332)	(2,279)	(794)
Plus:
Equipment acquisitions	(7,416)	(5,491)	(6,233)
SAC deferred costs (Note 3.j)	80	130	93
Decreases net of allowance of obsolescence	20	49	25
Handsets lent to customers at no cost	56	54	32
Decreases not charged to cost of equipment	7	17	3
Less:
Inventories at the end of the year	1,901	1,332	2,279
Cost of equipment and handsets	(6,684)	(6,188)	(4,595)

Note 8 – Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2017	2016
Land, buildings and installations	1,576	1,310
Computer equipment and software	2,586	2,265
Switching and transmission equipment (i)	6,576	5,614
Mobile network access and external wiring	11,256	9,078
Construction in progress	4,138	2,915
Other tangible assets	831	704
Subtotal PP&E	26,963	21,886
Materials	2,024	1,629
Valuation allowance for materials and impairment of materials	(144)	(68)
Impairment of PP&E	(305)	(282)
Total	28,538	23,165

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

TELECOM ARGENTINA S.A.

Movements in Materials are as follows:

	Years ended December 31,
	2017	2016
At the beginning of the year	1,629	1,652
Plus:
Increase for Tuves Paraguay acquisition	72	-
Purchases	5,133	3,647
Less:
Transfers to CAPEX	(3,700)	(3,173)
Disposal for maintenance	(1,125)	(507)
Currency translation adjustments	15	10
At the end of the year	2,024	1,629

Movements in the valuation allowance for materials and impairment of materials are as follows:

	Years ended December 31,
	2017	2016
At the beginning of the year	(68)	(52)
Additions – Fees for services, maintenance and materials	(94)	(16)
Decrease	18	-
At the end of the year	(144)	(68)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2017	2016
At the beginning of the year	(282)	(203)
Additions	(234)	(367)
Uses	211	288
At the end of the year	(305)	(282)

Details on the nature and movements during the years ended December 31, 2017 and 2016 are as follows:

	Gross value as of December 31, 2016	Tuves Paraguay acquisition	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2017
Land	151	-	-	2	-	-	153
Building	1,877	-	-	12	103	-	1,992
Tower and pole	1,697	-	-	103	188	-	1,988
Transmission equipment	8,010	-	66	189	1,301	(58)	9,508
Mobile network access	8,443	-	26	329	2,072	(467)	10,403
External wiring	11,529	-	-	-	1,927	(1)	13,455
Switching equipment	8,916	-	64	331	255	-	9,566
Power equipment	1,727	-	-	76	285	(2)	2,086
Computer equipment and systems	11,401	-	56	518	1,311	(36)	13,250
Telephony equipment and instruments	845	-	4	3	51	-	903
Handsets lent to customers at no cost	543	171	56	97	-	(50)	817
Equipment lent to customers at no cost	267	-	224	-	10	(126)	375
Vehicles	429	-	130	9	-	(23)	545
Furniture	202	-	3	11	18	-	234
Installations	1,172	-	-	17	324	-	1,513
Improvements in third parties buildings	755	-	4	53	55	-	867
Special projects	89	-	-	-	32	-	121
Construction in progress	2,915	-	9,237	25	(7,932)	(107)	4,138
Asset retirement obligations	189	-	35	-	-	-	224
Total	61,157	171	9,905	1,775	-	(870)	72,138

TELECOM ARGENTINA S.A.

	Accumulated depreciation as of December 31, 2016	Tuves Paraguay acquisition	Depreciation	Currency translation adjustment	Decrease and reclassifications	Accumulated depreciation as of December 31, 2017	Net carrying value as of December 31, 2017
Land	-	-	-	-	-	-	153
Building	(1,171)	-	(52)	13	-	(1,210)	782
Tower and pole	(712)	-	(97)	(52)	-	(861)	1,127
Transmission equipment	(5,793)	-	(633)	(113)	(57)	(6,596)	2,912
Mobile network access	(3,910)	-	(1,146)	(226)	257	(5,025)	5,378
External wiring	(6,984)	-	(593)	-	-	(7,577)	5,878
Switching equipment	(7,342)	-	(703)	(282)	118	(8,209)	1,357
Power equipment	(1,050)	-	(119)	(45)	2	(1,212)	874
Computer equipment and systems	(9,136)	-	(1,112)	(450)	34	(10,664)	2,586
Telephony equipment and instruments	(789)	-	(22)	(3)	-	(814)	89
Handsets lent to customers at no cost	(508)	(83)	(75)	(98)	50	(714)	103
Equipment lent to customers at no cost	(141)	-	(155)	-	124	(172)	203
Vehicles	(223)	-	(57)	(4)	17	(267)	278
Furniture	(146)	-	(15)	(9)	-	(170)	64
Installations	(719)	-	(137)	(16)	-	(872)	641
Improvements in third parties buildings	(529)	-	(89)	(42)	-	(660)	207
Special projects	(47)	-	(17)	-	-	(64)	57
Construction in progress	-	-	-	-	-	-	4,138
Asset retirement obligations	(71)	-	(17)	-	-	(88)	136
Total	(39,271)	(83)	(5,039)	(1,327)	545	(45,175)	26,963

	Gross value as of December 31, 2015	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2016
Land	149	-	2	-	-	151
Building	1,771	-	11	95	-	1,877
Tower and pole	1,238	-	82	377	-	1,697
Transmission equipment	6,880	64	147	959	(40)	8,010
Mobile network access	5,242	128	250	3,435	(612)	8,443
External wiring	10,208	-	-	1,407	(86)	11,529
Switching equipment	7,791	75	272	830	(52)	8,916
Power equipment	1,449	-	60	220	(2)	1,727
Computer equipment and systems	9,663	28	408	1,304	(2)	11,401
Telephony equipment and instruments	806	-	3	37	(1)	845
Handsets lent to customers at no cost	505	54	99	-	(115)	543
Equipment lent to customers at no cost	190	150	-	3	(76)	267
Vehicles	380	56	7	-	(14)	429
Furniture	165	2	9	26	-	202
Installations	905	-	15	252	-	1,172
Improvements in third parties buildings	574	8	40	133	-	755
Special projects	77	-	-	12	-	89
Construction in progress	3,015	9,022	22	(9,090)	(54)	2,915
Asset retirement obligations	141	45	3	-	-	189
Total	51,149	9,632	1,430	-	(1,054)	61,157

TELECOM ARGENTINA S.A.

	Accumulated depreciation as of December 31, 2015	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2016	Net carrying value as of December 31, 2016
Land	-	-	-	-	-	151
Building	(1,134)	(41)	4	-	(1,171)	706
Tower and pole	(596)	(77)	(39)	-	(712)	985
Transmission equipment	(5,265)	(476)	(87)	35	(5,793)	2,217
Mobile network access	(3,210)	(877)	(147)	324	(3,910)	4,533
External wiring	(6,597)	(472)	-	85	(6,984)	4,545
Switching equipment	(6,327)	(856)	(211)	52	(7,342)	1,574
Power equipment	(921)	(97)	(34)	2	(1,050)	677
Computer equipment and systems	(7,778)	(997)	(363)	2	(9,136)	2,265
Telephony equipment and instruments	(773)	(15)	(2)	1	(789)	56
Handsets lent to customers at no cost	(475)	(50)	(98)	115	(508)	35
Equipment lent to customers at no cost	(101)	(116)	-	76	(141)	126
Vehicles	(183)	(47)	(4)	11	(223)	206
Furniture	(128)	(11)	(7)	-	(146)	56
Installations	(603)	(102)	(14)	-	(719)	453
Improvements in third parties buildings	(403)	(98)	(28)	-	(529)	226
Special projects	(34)	(13)	-	-	(47)	42
Construction in progress	-	-	-	-	-	2,915
Asset retirement obligations	(55)	(13)	(3)	-	(71)	118
Total	(34,583)	(4,358)	(1,033)	703	(39,271)	21,886

Note 9 – Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2016	Acquisition Tuves Paraguay	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2017
SAC fixed services	226	-	87	-	(169)	144
SAC mobile services	2,838	55	1,081	35	(1,295)	2,714
Service connection or habilitation costs	222	-	50	-	(30)	242
3G/4G licenses	5,786	-	-	-	-	5,786
PCS license (Argentina)	658	-	-	-	-	658
PCS and Band B (Paraguay)	951	-	3	202	-	1,156
Rights of use	463	4	17	7	(41)	450
Exclusivity agreements	41	-	-	-	-	41
Customer relationship	2	129	-	15	-	146
Goodwill Tuves Paraguay	-	2	-	-	-	2
Software developed for internal use	601	-	-	41	-	642
Total	11,788	190	1,238	300	(1,535)	11,981

	Accumulated amortization as of December 31, 2016	Acquisition Tuves Paraguay	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2017	Net carrying value as of December 31, 2017
SAC fixed services	(130)	-	(106)	-	169	(67)	77
SAC mobile services	(1,411)	(47)	(1,385)	(26)	1,295	(1,574)	1,140
Service connection or habilitation costs	(103)	-	(33)	-	30	(106)	136
3G/4G licenses	(681)	-	(325)	-	-	(1,006)	4,780
PCS license (Argentina)	(70)	-	-	-	-	(70)	588
PCS and Band B (Paraguay)	(951)	-	-	(202)	-	(1,153)	3
Rights of use	(219)	(2)	(29)	(3)	29	(224)	226
Exclusivity agreements	(29)	-	(1)	-	-	(30)	11
Customer relationship (*)	(1)	-	(10)	-	-	(11)	135
Goodwill Tuves Paraguay	-	-	-	-	-	-	2
Software developed for internal use	(601)	-	-	(41)	-	(642)	-
Total	(4,196)	(49)	(1,889)	(272)	1,523	(4,883)	7,098

(*) The net carrying value as of December 31, 2017, correspond 134 to Tuves Paraguay and 1 to Cubecorp.

TELECOM ARGENTINA S.A.

	Gross value as of December 31, 2015	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2016
SAC fixed services	234	137	-	(145)	226
SAC mobile services	2,157	1,544	30	(893)	2,838
Service connection or habilitation costs	208	41	-	(27)	222
3G/4G licenses	5,786	-	-	-	5,786
PCS license (Argentina)	658	-	-	-	658
PCS and Band B (Paraguay)	774	-	177	-	951
Rights of use	425	32	6	-	463
Exclusivity agreements	41	-	-	-	41
Cubecorp’s Customer relationship	2	-	-	-	2
Software developed for internal use	566	-	35	-	601
Total	10,851	1,754	248	(1,065)	11,788

	Accumulated amortization as of December 31, 2015	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2016	Net carrying value as of December 31, 2016
SAC fixed services	(118)	(157)	-	145	(130)	96
SAC mobile services	(1,001)	(1,288)	(15)	893	(1,411)	1,427
Service connection or habilitation costs	(101)	(29)	-	27	(103)	119
3G/4G licenses	(343)	(338)	-	-	(681)	5,105
PCS license (Argentina)	(70)	-	-	-	(70)	588
PCS and Band B (Paraguay)	(774)	-	(177)	-	(951)	-
Rights of use	(190)	(27)	(2)	-	(219)	244
Exclusivity agreements	(28)	(1)	-	-	(29)	12
Cubecorp’s Customer relationship	(1)	-	-	-	(1)	1
Software developed for internal use	(566)	-	(35)	-	(601)	-
Total	(3,192)	(1,840)	(229)	1,065	(4,196)	7,592

Note 10 – Trade payables

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	As of December 31,
Current trade payables	2017	2016
PP&E	3,854	4,496
Other assets and services	4,783	3,422
Inventory	2,697	676
Subtotal trade payables	11,334	8,594
Agent commissions	149	385
	11,483	8,979
Non-current trade payables
PP&E	101	152
	101	152
Total trade payables	11,584	9,131

Note 11 – Deferred revenues

Deferred revenues consist of the following:

• revenues received from connection fees for fixed telephony, data and Internet, nonrefundable;

• revenues collected by remaining traffic and packages of data from unexpired cards;

• the value assigned to the points delivered by customer loyalty programs in the mobile telephony;

• the advanced collection of revenues from services of international capacity;

• the advanced collection of construction projects; and

• subsidies received for the construction of infrastructure which are deferred in the same period of amortization of the related works.

TELECOM ARGENTINA S.A.

	As of December 31,
Current deferred revenues	2017	2016
On prepaid calling cards – Fixed and Mobile Services	292	261
On construction projects	48	-
On connection fees – fixed services	36	35
On capacity rental	32	41
On mobile customer loyalty programs	95	87
From CONATEL – mobile services Núcleo (Note 18.d)	5	4
Other	7	15
	515	443
Non-current deferred revenues
On capacity rental – Fixed Services	195	252
On connection fees – Fixed services	82	87
On mobile customer loyalty programs	148	106
	425	445
Total deferred revenues	940	888

Note 12 – Financial debt

Financial debt consists of the following:

	As of December 31,
Current financial debt	2017	2016
Bank overdrafts – principal	135	1,707
Bank loans – principal	182	839
Notes – principal	2,158	566
NDF (Note 20)	8	2
Accrued interest and related expenses	711	152
	3,194	3,266
Non-current financial debt
Notes – principal	-	2,084
Bank loans – principal	8,012	6,562
NDF (Note 20)	9	-
Accrued interests and related expenses	1,020	-
	9,041	8,646
Total financial debt	12,235	11,912

Bank overdrafts

As of December 31, 2017, Telecom Argentina had bank overdrafts amounting to $135.

Bank and other financing entities loans

Personal

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

On October 26, 2016 Personal received the loan proceeds for an amount of US$ 392.5 million, net of expenses of US$ 7.5 million (equivalent to $5,956 as of the date of the disbursement).

In April 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$ 100 million maturing in September 2022, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions.

The funds were effectively disbursed by IIC on September 18, 2017 (approximately $1,723).

TELECOM ARGENTINA S.A.

Núcleo

The following table shows the outstanding loans with different local financing entities in Paraguay and their main terms as of December 31, 2017:

Principal nominal value (in million of Guaraníes)	Amortization term	Book value
		Current	Non-current
80,000	1.9 years	132	132
40,000	1.7 years	50	83
120,000		182	215

The weighted average annual rate of these loans is 8.83% in Guaraníes and the weighted average amortization term of these loans is approximately 2 years.

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

On December 28, 2017, Telecom Argentina held an Ordinary Shareholders’ Meeting that approved a Notes Global Program for a maximum outstanding amount of US$ 3,000 million or its equivalent in other currencies. The delegation of powers in the Board of Directors was also approved to determine and modify the terms and conditions of the Program as well as to establish the issuance opportunities.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, had approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV had authorized such Program, through Resolution No. 16,670.

Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date and expand the Program’s maximum circulation amount up to US$ 1,000 million or its equivalent in other currencies.

On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277. Within such Program, Personal issued notes in four series under the following conditions:

Series II

Issuance date: December 10, 2015.

Amount involved: $149,000,000

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

TELECOM ARGENTINA S.A.

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

Series IV

Issuance date: November 16, 2016.

Amount involved: US$ 77,900,400 (equivalent to approximately $ 1,207 as of the issuance date).

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

Use of Funds

The funds arising from the Series I (already cancelled), and II notes placement were used for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands. Funds from notes placement have been applied to “debt refinancing”.

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

As of the date of issuance of these consolidated financial statements, Telecom Group is in compliance with its respective loans agreements’ commitments.

TELECOM ARGENTINA S.A.

Note 13 – Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

As of December 31, 2017, the total number of employees was 15,396, of which approximately 82% were unionized. All Management and senior positions are held by non-unionized employees.

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

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
Current	2017	2016
Vacation and bonuses	1,433	1,102
Social security payables	499	383
Termination benefits	119	125
	2,051	1,610
Non-current
Termination benefits	160	144
Bonuses	99	40
	259	184
Total salaries and social security payables	2,310	1,794

Compensation for the Key Managers for the years ended December 31, 2017, 2016 and 2015 is shown in Note 27.e).

Employee benefit expenses and severance payments are composed of:

	Years ended December 31,
	2017	2016	2015
Salaries	(8,741)	(6,954)	(5,166)
Social security expenses	(2,846)	(2,147)	(1,642)
Severance indemnities and termination benefits	(944)	(521)	(319)
Other employee benefits	(187)	(178)	(126)
	(12,718)	(9,800)	(7,253)

Note 14 – Income tax payables, income tax assets and deferred income tax

Income tax asset and liability, net as of December 31, 2017 and 2016 consist of the following:

	As of December 31,
	2017	2016

Income tax payables (a)	4,437	2,091
Withholdings and payments in advance of income taxes	(1,695)	(1,372)
Law No. 26,476 Tax Regularization Regime (b)	6	5
Current income tax liability, net	2,748	724

Law No. 26,476 Tax Regularization Regime (b)	2	7
Non-current Income tax liability	2	7

(a) Includes 3,678 for Income tax payable attributable to Telecom Personal as of November 30, 2017.

(b) Tax liability valuated to its discount value at each time of valuation.

TELECOM ARGENTINA S.A.

The tax effects of temporary differences that give rise to significant portions of the Telecom Group’s deferred tax assets and liabilities and the actions for recourse tax receivable are presented below:

	Income tax assets			Deferred tax liabilities
As of December 31, 2017	Telecom Argentina	Telecom USA	Total	Núcleo	Total
Allowance for doubtful accounts	252	3	255	6	6
Provisions	504	-	504	-	-
PP&E	-	-	-	33	33
Inventory	62	-	62	-	-
Pension and termination benefits	162	-	162	-	-
Deferred revenues	32	-	32	-	-
Other deferred tax assets, net	6	-	6	2	2
Total deferred tax assets	1,018	3	1,021	41	41
PP&E and Intangible assets	(970)	(1)	(971)	-	-
Cash dividends from foreign companies	(*) (129)	-	(129)	(64)	(64)
Mobile handsets financed sales	(69)	-	(69)	-	-
Tuves Paraguay´s Deferred tax liabilities, net	-	-	-	(***) (25)	(25)
Total deferred tax liabilities	(1,168)	(1)	(1,169)	(89)	(89)
Total deferred tax (liability) asset, net	(**) (150)	2	(148)	(****) (48)	(48)

Actions for recourse tax receivable	774	-	774
Total income tax assets	624	2	626

(*) Include 46 recorded in Other Comprehensive Income for the year ended December 31, 2017.

(**)Include (3) and (11) in Telecom Argentina y Personal, respectively, of temporary differences withdrawals related to the filing of the affidavit for the year 2016.

(***) Originated in Tuves Paraguay acquisition.

(****) Include (2) related to Currency translation adjustments on initial balances.

	Income tax assets			Deferred tax liabilities
As of December 31, 2016	Telecom Argentina	Telecom USA	Total	Personal	Núcleo	Total
Allowance for doubtful accounts	86	2	88	271	16	287
Provisions	341	-	341	149	-	149
PP&E	-	1	1	-	13	13
Inventory	-	-	-	120	-	120
Pension and termination benefits	139	-	139	-	-	-
Deferred revenues	85	-	85	-	-	-
Other deferred tax assets, net	120	-	120	-	1	1
Total deferred tax assets	771	3	774	540	30	570
PP&E and intangible assets	(560)	-	(560)	(789)	-	(789)
Cash dividends from foreign companies	-	-	-	(150)	(44)	(194)
Mobile handsets financed sales	-	-	-	(84)	-	(84)
Investments	-	-	-	(4)	-	(4)
Other deferred tax liabilities, net	-	-	-	(68)	-	(68)
Total deferred tax liabilities	(560)	-	(560)	(1,095)	(44)	(1,139)
Total deferred tax asset (liability), net	211	3	214	(555)	(14)	(569)

Action for recourse tax receivable	466	-	466
Total income tax assets	677	3	680

Income tax expense for the years ended December 31, 2017, 2016 and 2015 consists of the following:

	Year ended December 31,
	2017	2016	2015
	Profit (loss)
Current tax expense	(4,438)	(2,091)	(1,721)
Deferred tax benefit	228	129	(69)
Action for recourse income tax receivable	308	368	98
Income tax expense	(3,902)	(1,594)	(1,692)

TELECOM ARGENTINA S.A.

Income tax expense for the years ended December 31, 2017, 2016 and 2015 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2017	2016	2015
Pre-tax income	11,626	5,599	5,127
Non taxable items	738	79	8
Subtotal	12,364	5,678	5,135
Weighted statutory income tax rate (*)	34.3%	34.3%	34.5%
Income tax expense at weighted statutory tax rate	(4,235)	(1,947)	(1,774)
Income tax on cash dividends of foreign companies – Núcleo	(44)	(15)	(14)
Effect of changes in tax rate	69	-	-
Other changes in tax assets and liabilities	-	-	(2)
Actions for recourse income tax receivable	308	368	98
Income tax expense	(3,902)	(1,594)	(1,692)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented. In Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

Income tax - Actions for recourse filed with the Tax Authority

Article 10 of Law No. 23,928 and Article 39 of Law No.24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

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

According to the above-mentioned new legal background that the Company took knowledge during 2015, and after making the respective assessments, Telecom Argentina filed during 2015, 2016 and 2017 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010, 2011 and 2012 for a total amount of $509 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

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

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $774 as of December 31, 2017 ($98 were recorded in fiscal year 2015, $368 in fiscal year 2016 and $308 in fiscal year 2017). For the measurement of the tax credit, the Company has estimated the amount of the tax determined in excess for all fiscal years not covered by the statute of limitation (2009-2017) weighting the likelihood of certain variables according to the jurisprudential antecedents known until such date. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to annually re-measure the tax credit recorded.

TELECOM ARGENTINA S.A.

Note 15 – Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2017	2016
Current
VAT, net	564	360
Tax withholdings	89	319
Internal taxes	162	138
Tax on SU (Note 2.h)	119	110
Regulatory fees	76	78
Turnover tax	383	75
Municipal taxes	82	35
Retention Decree No.583/10 ENARD	30	26
Tax on personal property – on behalf of Shareholders	-	8
	1,505	1,149

Note 16 – Other liabilities

Other liabilities consist of the following:

•                  pension benefits;

•                  guarantees received;

•                  legal fees payable by adhesion to the tax regularization schemes;

•                  any liability not included in the other liability items.

	As of December 31,
	2017	2016
Current
Compensation for directors and members of the Supervisory Committee	53	44
Guarantees received	10	15
Other	22	10
	85	69
Non-current
Pension benefits (Note 3.m)	214	164
Legal fees	4	4
Other	2	2
	220	170
Total other liabilities	305	239

Movements in the pension benefits are as follows:

	Years ended December 31,
	2017	2016
At the beginning of the year	164	95
Service cost (*)	15	11
Interest cost (**)	47	38
Payments	(6)	(4)
Actuarial loss /(gain) (***)	(6)	24
At the end of the year	214	164

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

TELECOM ARGENTINA S.A.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2017, the Company has established provisions in an aggregate amount of $2,088 ($56 to cover potential losses under these claims for regulatory contingencies deducted from assets and $2,032 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2017, these restricted funds totaled $98 (included under Other receivables, net line item in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions/ (recoveries)		Reclassifications	Uses		Balances as of December 31, 2016	Additions/ (recoveries)		Reclassifications	Uses		Balances
	as of December 31, 2015	Capital	Interest (i)		Debt recognition	Payments		Capital	Interest (i)		Debt recognition	Payments	as of December 31, 2017
Current
Provision for civil and commercial proceedings	112	-	-	47	(15)	(35)	109	76	-	104	(66)	(65)	158
Provision for labor claims	51	-	-	159	(27)	(92)	91	-	-	232	-	(223)	100
Provision for regulatory, tax and other matters claims	44	-	-	72	-	(45)	71	1	-	283	(140)	(67)	148
Total current provisions	207	-	-	278	(42)	(172)	271	77	-	619	(206)	(355)	406
Non-current
Provision for civil and commercial proceedings	240	14	54	(47)	-	-	261	150	53	(104)	-	-	360
Provision for labor claims	329	130	78	(159)	(1)	-	377	315	141	(232)	-	-	601
Provision for regulatory, tax and other matters claims	407	43	11	(45)	-	-	416	78	83	(283)	-	-	294
Asset retirement obligations	189	47	64	-	-	(2)	298	35	43			(5)	371
Total non-current provisions	1,165	234	207	(251)	(1)	(2)	1,352	578	320	(619)	-	(5)	1,626

Total provisions	1,372	(ii) 234	207	(iii) 27	(43)	(174)	1,623	(iv) 655	320	-	(206)	(360)	2,032

(i)               Charged to finance costs, interest on provisions line item.

(ii)             Charged 187 to Provisions, 45 to PP&E (CAPEX) and 2 to currency translation adjustments.

(iii)           Use of Resolution No. 41/07 receivables.

(iv)          Charged 590 to Provisions, 35 to CAPEX, 3 to currency translation adjustments and 27 to acquisition of Tuves Paraguay.

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

Criteria for determining the relevant profit to calculate compensation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Parota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Appeals Court issued its decision in plenary session in the case “Parota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A, ruling: “that the amount of profit sharing bonds the corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

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

As of December 31, 2017, the Company’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of issuance of these consolidated financial statements.

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

•                  Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer has generated to Telecom Argentina.

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

Telecom Argentina has recorded certain provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2017. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $103 as of December 31, 2017.

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

This prospective criterion was sustained until the date of issuance of these consolidated financial statements as of December 31, 2016, since Telecom Group’s Management, with the assistance of its legal counsel, considered that there were strong legal grounds to challenge the retroactive application of the new rate.

However, later, the lower labor courts applied the new rate criterion retroactively as from the date that each amount is considered due. The Company has appealed these decisions, but the Labor Court of Appeals validated the criterion mentioned in recent cases and extraordinary appeals have been dismissed before the Supreme Court. For this reason, during 2017, the Company recorded additional provisions as it deemed sufficient to cover the impacts that these rulings could have.

TELECOM ARGENTINA S.A.

2.             Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 h) SU Fund in Telecom Argentina and in the last paragraph of section “Regulator’s Penalty Activities” mentioned above, is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

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

The plaintiffs are seeking damages for unspecified amounts. Although the Company believes there are strong defenses according to which the claim should not succeed, in the absence of jurisprudence on the matter, the Company’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

This claim was at a preliminary stage as of the date of issuance of these consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and AMX Argentina S.A. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

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

The Company’s Management considers that Personal had adequately informed its clients the modifications of the terms and conditions in which the service would be provided, and therefore, believes that this lawsuit should not succeed.

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

The Company’s Management considers that there are solid arguments for the favorable resolution of this lawsuit, but, in the event it is resolved unfavorably, it would not have a significant impact on Personal’s results and financial position.

•                  Proceedings related to value added services - Mobile contents

On October 1, 2015 Personal was notified of a claim seeking damages for unspecified amounts initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de Servicios públicos”. The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, it proposes the application of a punitive damages to Personal.

This claim is substantially similar to other claims made by a consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of issuance of these consolidated financial statements, those claims are at preliminary stages.

TELECOM ARGENTINA S.A.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the advice of its legal counsel, Personal believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

•                  Claims of some Content Providers to the Company

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, four of those companies initiated and obtained in court, precautionary measures against Personal, in order to avoid that the duly notified decision of not renewing the agreements be effective, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates.

On February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO (Resolution No. 1,122), which set out that Mobile Operators providers of audiotext and mass calling Value Added Services may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order those provider.

In addition, the Resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

On March 22, 2017, Personal’s Management, with the assistance of its legal advisors and due to its solid grounds, filed an administrative appeal against Resolution No. 1,122 before the former Ministry of Communications (MINCOM - currently the Ministry of Modernization.) In addition, Personal has brought legal actions to safeguard its rights.

On the other hand, it should be noted that the Company has renewed the commercial agreements with most of the providers of these contents, which are still in force.

On September 29, 2017, the ENACOM notified Personal with ENACOM Resolution No. 2,408/17, whereby it rejected the reconsideration appeals filed by Movistar and Claro against Resolution No. 1,122, and the suspension of the effects of said resolution requested by Personal, Movistar and Claro. In addition, in the same act, it rejected the reconsideration appeal filed by Personal against ENACOM Note No. 29/17 (in connection with the supplier MOVICLIPS). The appeal filed by Personal against Resolution No. 1,122 with the former MINCOM is still pending resolution.

•                  “Asociación por la Defensa de Usuarios y Consumidores c/Telecom Personal S.A.” claim

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for unspecified amounts, claiming the billing of calls to the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers. The claim is currently in evidence phase.

In the third quarter of 2015 Personal took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator.

The Company’s Management, with the advice of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

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

In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plans’ statements continue to be prepared based on the previous criteria. Personal’s Management believes that it has solid legal arguments to defend its position, which are actually confirmed by Resolution ENACOM No. 840/18. On August 15, 2017, Personal received a note for the differences owed, and on August 31, 2017 presented the corresponding administrative note. Personal’s Management believes that it has solid legal arguments to defend its position. However, it cannot be assured that such arguments will be accepted by the ENACOM.

TELECOM ARGENTINA S.A.

The difference resulting from both sets of liquidation criteria is of approximately $403 since October 2016, plus interests.

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

From 2012 and in compliance with its contractual obligations, the Company made investments and incurred in expenses amounting to $182 as of December 31, 2017, of which $143 are included in PP&E for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

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

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by the Company through advertising exchange exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$ 12.5 million. The proposal considered that if the advertising compensation was not realized in one year, AFA would pay to Telecom the agreed amount. The Company analyzed the quality of the assets offered by AFA in its offer of advertising exchange, and rejected the offer as insufficient.

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

As of the date of issuance of these consolidated financial statements, the Company initiated a new pre-judicial mediation procedure which was finished without agreement on February 15, 2018, and its preparing the lawsuit against AFA in order to claim the owed amounts through the judicial system. The Company’s Management with the assistance of its external advisor believes that they have solid and legal arguments for claiming and are evaluating the actions to be followed for recovering the investments and expenses made.

TELECOM ARGENTINA S.A.

It is worth mentioning that the impairment recorded by the Company arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to $143 as of December 31, 2017) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to the Company as a genuine creditor for the AFA Plus Project agreement.

Note 18 – Commitments

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $10,590 as of December 31, 2017 (of which $4,205 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c).

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

TELECOM ARGENTINA S.A.

As of the date of issuance of these consolidated financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $11 related to this bidding.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 of which $5 were subsidized by the CONATEL. As of the date of issuance of these consolidated financial statements, the work is finished. The CONATEL has disbursed approximately $4 related to this bidding.

CONATEL’s total deferred disbursements as of December 31, 2017 amounted to $15 and were included under “Deferred revenues” line item, corresponding $5 to current deferred revenues, having accrued gains for $10 since fiscal year 2011.

On August, 2017 the CONATEL started a bidding of universal service fund for the provision of internet services, data transmission services, and office equipment for the telemedicine program with the Ministry of Public Health and Social Welfare, being Núcleo awarded for the provision of such goods and services for the programs of Central and Guairá Departments, the subsidy amounted approximately to $19.

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

Note 19 – Equity

Equity includes:

	As of December 31,
	2017	2016
Equity attributable to Telecom Argentina (Controlling Company)	23,086	19,336
Equity attributable to non-controlling interest (Note 1.a)	793	542
Total equity (*)	23,879	19,878

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

As of December 31, 2017 the total capital stock of Telecom Argentina amounted to $984,380,978 pesos, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value, of which 969,159,605 outstanding shares were entitled to one vote, since 15,221,373 treasury shares were acquired by the Company and are kept in the portfolio.

As a consequence of the Corporate reorganization described in Note 31, Telecom Argentina’s breakdown of capital stock as of December 31, 2017 is as follows:

TELECOM ARGENTINA S.A.

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	340,994,852	-	340,994,852
Class “B”	627,930,005	15,221,373	643,151,378
Class “C”	234,748	-	234,748
Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

All of the Company’s shares as of December 31, 2017 were authorized by the CNV, the Buenos Aires Stock Exchange (the “BYMA”) and the New York Stock Exchange (the “NYSE”) for public trading. Taking into account the particular transfer conditions of the Class “A” and Class “C” shares, only Class “B” shares were available for public trading in the BYMA and the NYSE.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

As of December 31, 2017, the capital stock was fully integrated and registered in IGJ.

As of January 1, 2018, due to the merger between Telecom Argentina and Cablevisión S.A., the new breakdown of capital stock is as follows:

Shares	Outstanding shares	Treasury shares	Total capital stock
Class “A”	683,856,600	-	683,856,600
Class “B”	627,930,005	15,221,373	643,151,378
Class “C”	234,748	-	234,748
Class “D”	841,666,658	-	841,666,658
	2,153,688,011	15,221,373	2,168,909,384

Since the increase of Telecom’s capital stock is the result of the merger between Telecom Argentina as absorbing company and Cablevisión S.A. as absorbed company, according to the terms approved by the respective Shareholders Meeting, 342,861,748 Class “A” shares and 841,666,658 Class “D” shares are fully integrated and in process of registration. Additional information is given in Note 32 to these consolidated financial statements.

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

(c) Capital Market Act - Law No. 26,831

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Gazette. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

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

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by Fintech for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

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

Pursuant to Section 67 of Law No. 26,831, the Company should sell its treasury shares within three years of the date of acquisition, although the Company´s Shareholders’ Meetings provides an extension. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which as of December 31, 2017 amounts to $461. The Company’s Shareholders’ Meeting held on April 29, 2016 approved a three year extension to the term established in Section 67 of Law No. 26,831 for the disposal of the treasury shares.

As of December 31, 2017 the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

TELECOM ARGENTINA S.A.

(e) Law No. 27,260 of “Historical Repair to Retired and Pensioned”

On July 22, 2016, Law No. 27,260 of “Historic Reparation for Retired Persons and Pensioners”, abolishing Law No. 27,181 on “Declaration of public interest of the protection of the social participations of the National State that make up the investment portfolio of the “Sustainability Guarantee Fund of the Argentine Pension Integrated System” in its Section 35, was published in the Official Gazette. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1.Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

(f) Decree No. 894/2016: exercise of corporate, political and economic rights by the ANSES

On July 28, 2016, Decree No. 894/2016 was published in the Official Gazette, providing that in those corporations which shares are part of the Sustainability Guarantee Fund of the Argentine Pension Integrated System’ portfolio, the corporate, political and economic rights corresponding to such shares shall not be exercised by the Secretary of Economic Politics and Development Planning, but shall instead be exercised by the Federal Management of Social Security (“ANSES”).

In addition, Decree No. 894/2016 provides that the Directors appointed by ANSES shall have the functions, duties and powers provided in the LGS, the Capital Market Law No. 26,831 and their complementary regulations, all other rules applicable to corporations in which they act as directors, and their bylaws and internal regulations, and that they shall be exposed to all the liabilities applicable under such rules, not being subject to the provisions of Decree No. 1,278/2012 and No.196/2015 (the latter in connection with its delimitation of responsibility).

Note 20 – Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2017 and 2016, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2017	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	1,469	1,362	-	2,831
Investments	3,169	2,913	-	6,082
Trade receivables	8,648	-	-	8,648
Other receivables (2)	387	58	10	455
Total	13,673	4,333	10	18,016

Liabilities
Trade payables	11,584	-	-	11,584
Loans	12,218	17	-	12,235
Salaries and social security payables	2,310	-	-	2,310
Other liabilities (2)	91	-	-	91
Total	26,203	17	-	26,220

(1) Includes 1,364 as of December 31, 2017, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7

TELECOM ARGENTINA S.A.

		Fair value
As of December 31, 2016	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,436	1,509	-	3,945
Investments	349	1,748	-	2,097
Trade receivables	7,785	-	-	7,785
Other receivables (2)	333	2	-	335
Total	10,903	3,259	-	14,162

Liabilities
Trade payables	9,131	-	-	9,131
Loans	11,910	1	1	11,912
Salaries and social security payables	1,794	-	-	1,794
Other liabilities (2)	75	-	-	75
Total	22,910	1	1	22,912

(1) Includes 934 as of December 31, 2016, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category – Year 2017

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	2,211	947
Financial liabilities at amortized cost	(3,213)	(940)
Financial assets at fair value through profit or loss (a)	904	-
Financial liabilities at fair value through profit or loss (b)	3	-
Total	(95)	7

(a)             Includes 121 corresponding to other short-term investments and 783 corresponding to Government bonds.

(b)            Corresponding to NDF.

Gains and losses by category – Year 2016

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	707	374
Financial liabilities at amortized cost	(3,010)	(1,667)
Financial assets at fair value through profit or loss (a)	305	-
Financial liabilities at fair value through profit or loss (b)	(1)	-
Total	(1,999)	(1,293)

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

Financial assets and liabilities recognized at fair value as of December 31, 2017 and 2016, their inputs, valuation techniques and the level of hierarchy are listed below:

Other short-term investments: These investments are included in Cash and cash equivalents and Investments. The Group had other short-term investments amounting to $2,532 and $1,779 as of December 31, 2017 and 2016, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Lebacs: These investments are included in Cash and cash equivalents and Investments. The Group had Lebacs amounting to $1,372 as of December 31, 2017. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

TELECOM ARGENTINA S.A.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of December 31, 2017 and 2016 the Group has Government bonds in an amount of $371 and $1,456, respectively. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2017 and 2016 there were no transfers between Levels of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2017 and 2016 are as follows:

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

Investments

Investments in Government bonds and valued at amortized cost with its fair value at December 31, 2017 and 2016 are as follows:

	As of December 31, 2017		As of December 31, 2016
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds (dollar linked)	293	301	-	-
Government bonds in foreign currency	2,377	2,387	258	264
Provincial and Municipal government bonds currency	419	417	-	-
Provincial government bonds in pesos	8	8	17	17
Provincial and Municipal government bonds (dollar linked)	72	59	74	70
Total	3,169	3,172	349	351

(*) According to IFRS selling costs are not deducted.

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

Loans

As of December 31, 2017 loans’ fair value amounts to $12,262 and its carrying value amounts to $12,235. As of December 31, 2016 loans’ fair value amounts to $13,988 and its carrying value amounts to $11,912.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

TELECOM ARGENTINA S.A.

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

-                    During 2017

During 1Q 2017, the Telecom Group entered into several NDF agreements to hedge the fluctuation of LIBO rate from the “IFC” loan amounting to US$ 400 million.

The agreements effective from March 15, 2017 hedge an amount if US$ 300 million, while those effective from September 15, 2017 hedge the outstanding US$ 100 million. Such NDF allow fixing the variable rate all along the loan term in a range between 2.087% and 2.4525% nominal annual rate (resulting in a weight average of 2.2258%).

As of December 31, 2017, the Group recognized a liability of $17, which is included in loans ($8 current and $9 non-current). Likewise during year 2017 the Group recognized losses amounting to $36 related with this contracts which are included in interest on loans in financial results.

During 2Q 2017, the Group entered into several NDF agreements to hedge the fluctuation of the exchange rate from the “IFC” loan amounting to US$ 53.5 million fixing the average exchange rate in $18.30, expiring between February and April 2018.

As of December 31, 2017, the Group recognized a receivable of $59 which is included in other current receivables and holds a reserve of $6 in other comprehensive income in the equity. Consequently, during year 2017 the Group recognized gains amounting to $53 related with this contract which is included in financial results.

During 3Q 2017, the Group entered into several NDF agreements to hedge the fluctuation of LIBO rate from the “IFC” loan amounting to US$ 40 million. Such NDF were agreed in two tranches of US$ 20 million each one, both of them starting on March 15, 2018 and fixing the variable rate all along the term of the loan to 2.1325% and 2.085% nominal annual rate, respectively.

As of December 31, 2017, the Group recognized a receivable of $4, which is included in other receivables ($2 current and $2 non-current) with counterpart in other comprehensive income in the equity.

On the other hand, during year 2017, the Group entered into several NDF agreements to hedge the fluctuation of the exchange rate from certain commercial obligations for an amount of US$6.3 million fixing the average exchange rate in $18.94 expiring between March and August 2018.

TELECOM ARGENTINA S.A.

As of December 31, 2017, the Group recognized a receivable of $6, which is included in other current receivables. Likewise during year 2017 the Group recognized gains amounting to $6 related with this contracts which are included in foreign currency exchange rate gains in financial results.

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

-      Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of December 31, 2017 and 2016 is as follows:

	As of December 31, 2017
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	10,155	488	(13,091)	(124)
Offsetting	(1,507)	(33)	1,507	33
Current and noncurrent assets (liabilities) – Booked value	8,648	455	(11,584)	(91)

(1) Includes financial assets and financial liabilities according to IFRS 7.

	As of December 31, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	9,196	357	(10,542)	(97)
Offsetting	(1,411)	(22)	1,411	22
Current and noncurrent assets (liabilities) – Booked value	7,785	335	(9,131)	(75)

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

TELECOM ARGENTINA S.A.

Note 21 – Revenues

Revenues and other income include:

	Years ended December 31,

	2017	2016	2015
Services
Voice	8,505	6,010	4,338
Internet	7,715	5,994	4,557
Data	3,577	2,919	1,780
Subtotal Fixed Services	19,797	14,923	10,675
Outbound
Postpaid	8,380	6,951	5,401
Abono Fijo	13,241	10,365	7,919
Prepaid	8,359	7,548	6,345
Total outbound	29,980	24,864	19,665
Inbound
From Fixed Services – CPP	1,012	779	624
From Mobile Services – TLRD	1,698	932	924
Total inbound	2,710	1,711	1,548
Other	1,599	1,474	1,045
Subtotal Personal Mobile Services	34,289	28,049	22,258
Outbound
Postpaid	81	62	36
Abono Fijo	999	766	458
Prepaid	1,445	1,134	742
Total outbound	2,525	1,962	1,236

From Fixed Services – Interconnection	8	9	9
From Mobile Services – TLRD	133	118	80
Total inbound	141	127	89
Other	219	293	222
Subtotal Núcleo Mobile Services	2,885	2,382	1,547
Total service revenues (a)	56,971	45,354	34,480
Equipment
Fixed Services	663	91	61
Personal Mobile Services	7,446	7,535	5,796
Núcleo Mobile Services	106	260	159
Total equipment revenues (b)	8,215	7,886	6,016
Total revenues (a) + (b)	65,186	53,240	40,496
Other income
Fixed Services	71	66	39
Personal Mobile Services	62	16	5
Nucleo Mobile Services	-	1	-
Total other income (c)	(*) 133	(*) 83	44

Total revenues and other income (a)+(b)+(c)	65,319	53,323	40,540

(*) Includes 21 y 17 of PP&E disposal of years 2017 and 2016, respectively.

TELECOM ARGENTINA S.A.

Note 22 – Operating expenses

Operating expenses disclosed by nature of expense amounted to $ 53,207, $45,480 and $34,311 for the years ended December 31, 2017, 2016 and 2015, respectively. The breakdown of Employee benefit expenses and severance payments, Cost of equipments and handsets, Provisions and Bad debt expenses are disclosed in Notes 13, 7, 17 and 5, respectively.

The main components of the remaining operating expenses are the following:

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2017	2016	2015
Fixed telephony interconnection costs	(486)	(445)	(327)
Cost of international outbound calls	(272)	(268)	(192)
Lease of circuits and use of public network	(490)	(461)	(336)
Mobile Services - charges for roaming	(348)	(414)	(374)
Mobile Services - charges for TLRD	(1,552)	(965)	(941)
	(3,148)	(2,553)	(2,170)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2017	2016	2015
Maintenance of hardware and software	(671)	(546)	(331)
Technical maintenance	(1,393)	(1,329)	(854)
Service connection fees for fixed lines and Internet lines	(600)	(267)	(224)
Service connection fees capitalized as SAC (Note 3.j)	23	14	14
Service connection fees capitalized as Intangible assets (Note 3.j)	50	41	36
Other maintenance costs	(716)	(524)	(396)
Obsolescence of inventories – Mobile Services (Note 7)	(17)	(45)	(38)
Call center fees	(1,999)	(1,428)	(1,297)
Other fees for services	(1,211)	(862)	(793)
Directors and Supervisory Committee’s fees	(66)	(60)	(36)
	(6,600)	(5,006)	(3,919)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2017	2016	2015
Turnover tax	(3,528)	(2,817)	(2,122)
Taxes with the Regulatory Authority	(1,049)	(1,078)	(917)
Tax on deposits to and withdrawals from bank accounts	(626)	(539)	(403)
Municipal taxes	(531)	(395)	(289)
Other taxes	(373)	(296)	(212)
	(6,107)	(5,125)	(3,943)

Commissions

	Years ended December 31,
	2017	2016	2015
Agent commissions	(2,602)	(3,078)	(2,659)
Agent commissions capitalized as SAC (Note 3.j)	986	1,403	1,172
Distribution of prepaid cards commissions	(842)	(763)	(635)
Collection commissions	(1,147)	(1,295)	(983)
Other commissions	(26)	(116)	(88)
	(3,631)	(3,849)	(3,193)

Advertising

	Years ended December 31,
	2017	2016	2015
Media advertising	(769)	(527)	(524)
Fairs and exhibitions	(264)	(176)	(137)
Other advertising costs	(185)	(171)	(153)
	(1,218)	(874)	(814)

Cost of VAS

	Years ended December 31,
	2017	2016	2015
Cost of mobile value added services	(829)	(1,446)	(1,218)
Cost of fixed value added services	(45)	(53)	(38)
	(874)	(1,499)	(1,256)

TELECOM ARGENTINA S.A.

Other operating expenses

	Years ended December 31,
	2017	2016	2015
Transportation, freight and travel expenses	(927)	(961)	(768)
Delivery costs capitalized as SAC	79	134	85
Rental expense	(1,069)	(765)	(540)
Energy, water and others	(1,117)	(783)	(429)
International and satellite connectivity	(246)	(215)	(202)
	(3,280)	(2,590)	(1,854)

D&A

	Years ended December 31,
	2017	2016	2015
Depreciation of PP&E	(5,039)	(4,358)	(3,046)
Amortization of SAC and service connection costs	(1,524)	(1,474)	(1,045)
Amortization of 3G/4G licenses	(325)	(338)	(324)
Amortization of other intangible assets	(40)	(28)	(23)
	(6,928)	(6,198)	(4,438)

Disposals and impairment of PP&E	Years ended December 31,
	2017	2016	2015
Gain on disposal and impairment of PP&E (*)	-	-	31
Impairment of PP&E – Fixed services	(5)	2	(116)
Impairment of PP&E – Mobile services	(229)	(369)	(114)
Decrease of PP&E – Fixed services	(16)	(1)	-
Decrease of PP&E – Mobile services	(66)	(15)	-
	(316)	(383)	(199)

(*) Since 2016 these results are included in Other Income.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2017	2016	2015
Operating costs	(32,287)	(27,628)	(20,578)
Administration costs	(3,306)	(2,453)	(1,827)
Commercialization costs	(16,708)	(14,829)	(11,594)
Other expenses – provisions	(590)	(187)	(113)
Gain on disposal of PP&E and impairment of PP&E	(316)	(383)	(199)
	(53,207)	(45,480)	(34,311)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2017, 2016 and 2015 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2015	436	890	31	1,357
2016	636	1,169	74	1,879
2017	681	1,185	143	2,009

Further information is provided in Note 3.k) to these consolidated financial statements.

Note 23 – Operating income

	Years ended December 31,
	2017	2016	2015
Operating income from services and other income
Revenues and other income	57,104	45,437	34,524
Operating expenses	(39,279)	(32,711)	(25,079)
Operating income before depreciation and amortization (a)	17,825	12,726	9,445
D&A	(6,928)	(6,198)	(4,438)
Disposals and impairment of PP&E	(316)	(383)	(199)
Operating income from services and other income	10,581	6,145	4,808

Operating income (loss) from equipment sales
Revenues	8,215	7,886	6,016
Cost of equipments and handsets	(6,684)	(6,188)	(4,595)
Operating income (loss) from equipment sales (b)	1,531	1,698	1,421

Total operating income	12,112	7,843	6,229
Consolidated net income
Operating income before depreciation and amortization (a) + (b)	19,356	14,424	10,866
D&A	(6,928)	(6,198)	(4,438)
Disposals and impairment of PP&E	(316)	(383)	(199)
Total operating income	12,112	7,843	6,229

TELECOM ARGENTINA S.A.

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2017	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	19,868	37,236	57,104
Intersegment revenues	2,421	316	2,737
Third party operating expenses	(18,262)	(21,017)	(39,279)
Intersegment operating expenses	(316)	(2,421)	(2,737)
Subtotal income for services revenues and other (1)	3,711	14,114	17,825

Equipments revenues
Third party revenues	663	7,552	8,215
Third party operating expenses	(524)	(6,160)	(6,684)
Subtotal income (loss) from equipments revenues (2)	139	1,392	1,531
Total operating income before depreciation and amortization (3)=(1)+(2)	3,850	15,506	19,356

D&A (4)	(2,236)	(4,692)	(6,928)
Disposals and impairment of PP&E (5)	(21)	(295)	(316)
Operating income (6)=(3)+(4)+(5)	1,593	10,519	12,112

Net effect of the intersegment eliminations (7)	(2,105)	2,105
Net segment contribution to the Operating income before D&A (8)=(3)+(7)	1,745	17,611	19,356
Net segment contribution to the Operating income (9)=(6)+(7)	(512)	12,624	12,112

Year ended December 31, 2016	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	14,989	30,448	45,437
Intersegment revenues	1,947	158	2,105
Third party operating expenses	(13,464)	(19,247)	(32,711)
Intersegment operating expenses	(158)	(1,947)	(2,105)
Subtotal income for services revenues and other (1)	3,314	9,412	12,726

Equipments revenues
Third party revenues	91	7,795	7,886
Third party operating expenses	(136)	(6,052)	(6,188)
Subtotal income (loss) from equipments revenues (2)	(45)	1,743	1,698
Total operating income before depreciation and amortization (3)=(1)+(2)	3,269	11,155	14,424

D&A (4)	(1,897)	(4,301)	(6,198)
Disposals and impairment of PP&E (5)	1	(384)	(383)
Operating income (6)=(3)+(4)+(5)	1,373	6,470	7,843

Net effect of the intersegment eliminations (7)	(1,789)	1,789	-
Net segment contribution to the Operating income before D&A (8)=(3)+(7)	1,480	12,944	14,424
Net segment contribution to the Operating income (9)=(6)+(7)	(416)	8,259	7,843

Year ended December 31, 2015	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	10,714	23,810	34,524
Intersegment revenues	1,834	137	1,971
Third party operating expenses	(9,863)	(15,216)	(25,079)
Intersegment operating expenses	(137)	(1,834)	(1,971)
Subtotal income for services revenues and other (1)	2,548	6,897	9,445

Equipments revenues
Third party revenues	61	5,955	6,016
Third party operating expenses	(82)	(4,513)	(4,595)
Subtotal income (loss) from equipments revenues (2)	(21)	1,442	1,421
Total operating income before D&A for services and other income (3)=(1)+(2)	2,527	8,339	10,866

D&A (4)	(1,526)	(2,912)	(4,438)
Disposals and impairment of PP&E (5)	(91)	(108)	(199)
Operating income (6)=(3)+(4)+(5)	910	5,319	6,229

Net effect of the intersegment eliminations (7)	(1,697)	1,697	-
Net segment contribution to the Operating income before D&A (8)=(3)+(7)	830	10,036	10,866
Net segment contribution to the Operating income (9)=(6)+(7)	(787)	7,016	6,229

TELECOM ARGENTINA S.A.

Note 24 – Finance income and expenses

	Years ended December 31,
	2017	2016	2015
Interest on cash equivalents	5	1	20
Gains on other short-term investments	121	61	169
Gains on investments (Argentine companies notes and Governments bonds)	979	287	432
Interest on receivables	763	373	183
Foreign currency exchange gains	1,217	273	316
TUVES share purchase option	-	11	9
Other	30	-	1
Total finance income	3,115	1,006	1,130
Interest on loans	(928)	(1,613)	(566)
Interest on salaries and social security payable, other taxes payables and accounts payable	(49)	(37)	(26)
Interest on provisions (Note 17)	(320)	(207)	(137)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(6)	(15)	(9)
Foreign currency exchange losses (*)	(2,224)	(1,328)	(1,456)
TUVES share purchase option	(24)	-	-
Interest on pension benefits (Note 16)	(47)	(38)	(28)
Other	(3)	(12)	(10)
Total finance expenses	(3,601)	(3,250)	(2,232)
Total finance income, net	(486)	(2,244)	(1,102)

(*) Includes 40, 5 and 432 of foreign currency exchange gains (losses), net generated by NDF for the years ended on December 31, 2017, 2016 and 2015, respectively.

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

For financial years ended December 31, 2017, 2016 and 2015 the weighted average number of shares outstanding amounted to 969,159,605 due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 19.d) to these consolidated financial statements.

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

TELECOM ARGENTINA S.A.

➢              Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2017 the Telecom Group has mainly outstanding floating rate borrowings (see Note 12).

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

The Telecom Group have part of its commercial debt nominated in US$ and euro. Additionally, holds part of its financial debt is denominated in US$ at variable rate.

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and/or adjustable by variable interest rates (See Note 20).

Additionally, the Telecom Group has cash and cash equivalents and investments denominated in US$ and euro (approximately 66% of these items) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Telecom Group holds investments adjustable to the variation of the US$/$ exchange rate (“dollar linked”). They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial and financial commitments in foreign currency. Dollar linked investments and represent approximately 4% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2017.

The following table shows a breakdown of Telecom Argentina’s net assessed financial position exposure to currency risk as of December 31, 2017 and 2016:

12.31.17
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	372	18.549	(iii) 7,094
G	120,029	0.003	399
EURO	3	22.283	70
	Total assets		7,563
Liabilities
US$	(939)	18.649	(17,568)
G	(233,891)	0.003	(773)
EURO	(11)	22.450	(259)
	Total liabilities		(18,600)
	Net liabilities		(11,037)

(i)                   US$ = United States dollar; G= Guaraníes.

(ii)                 As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)               Includes 371 corresponding to Government bonds at fair value (equivalent to US$ 12 million).

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2017, hold dollar linked investments by $365. According to this, the Telecom Group’s net liability position in foreign currency amounts to $10,672 as of December 31, 2017, equivalent to approximately US$ 578 million. Additionally, the Group entered into several NDF contracts as of December 31, 2017 amounting to US$ 60 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 518 million as of December 31, 2017.

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

TELECOM ARGENTINA S.A.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2016, hold dollar linked investments by $74. According to this, the Telecom Group’s net liability position in foreign currency amounted to $9,705, as of December 31, 2016, equivalent to approximately US$ 611 million. Additionally, the Group entered into several NDF contracts as of December 31, 2016 amounting to US$ 16 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 595 million as of December 31, 2016.

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

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2017, which is a net liability position in foreign currency of $11,037 equivalent to US$592 million, Management estimates that every variation in the exchange rate of $0.10 pesos against the U.S. dollar and proportional variations for euro and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $59 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $9,559 equivalent to approximately US$518 million, and a variation of the exchange rate of $ 0.10 pesos as described in the previous paragraph, would generate a variation of approximately $52 in the consolidated financial position in foreign currency.

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

Interest rate risk – Sensitivity analysis

Within its structure of financial debt, the Telecom Group has bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes that bear interest at a mixed rate (fixed rate and floating rate) and fixed rate and foreign bank loans denominated in U.S. dollar and guaraníes that bear interest at a floating rate.

Management believes that any variation of 10 bps in the agreed interest rates would become in the following results:

Financial debt	Financial debt currency	Amount (in millions)	Effect (in millions)
Bank overdrafts		$135	0.1
Notes		$871	0.9
Notes	US$	78	1.4
Bank loans	US$	500	9.3

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

TELECOM ARGENTINA S.A.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	-	-	1,807	-	1,807
Total not due	2,831	6,082	6,841	455	16,209
Total as of December 31, 2017	2,831	6,082	8,648	455	18,016

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $1,807 as of December 31, 2017 ($1,738 as of December 31, 2016).

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

The Group’s working capital breakdown and its main variations are disclosed below:

	2017	2016	Variation
Trade receivables	8,636	7,577	1,059
Other receivables (not considering financial NDF)	1,431	1,011	420
Inventories	1,854	1,278	576
Current liabilities (not considering financial debt)	(18,793)	(13,245)	(5,548)
Operative working capital - negative	(6,872)	(3,379)	(3,493)
Over revenues	(10.5)%	(6.4)%

Cash and cash equivalents	2,831	3,945	(1,114)
Financial NDF	60	-	60
Investments	3,426	1,751	1,675
Current financial debt	(3,194)	(3,266)	72
Net Current financial asset	3,123	2,430	693

Negative operating working capital (current assets – current liabilities)	(3,749)	(949)	(2,800)
Liquidity rate	0.83	0.94	(0.11)

The Telecom Group has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $6,872 as of December 31, 2017 (increasing $3,493 vs. December 31, 2016) showing higher levels of suppliers financing (10.5% of consolidated revenues as of December 31, 2017 vs. 6.4% of consolidated revenues as of December 31, 2016).

During 2017 the Telecom Group continued demanding funds to the financial market in Argentina (See Notes 12 and 33.d), what has allowed financing the Group’s growth in PP&E and intangible assets at very reasonable rates. The Group has an excellent credit rating (the Company’s notes have been qualified “AA + (arg)” by FIX SCR S.A) related to the Group’s operating cash flow record and low leverage (net financial debt ratio over company market value amounts only 2%). All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of $3,749 as of December 31, 2017, resulting from an increase in negative operating working capital amounting to $3,493  partially offsetted by an increase in net current financial asset of $693.

The Group has several financing sources and several offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

TELECOM ARGENTINA S.A.

The low financial debt of the Group and the merge by absorption with Cablevisión S.A. since January 1, 2018, make possible to obtain financial resources for longer terms at a reasonable cost. The Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

The Telecom Group manages its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Telecom Group maintains a liquidity policy that results into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Telecom Group has consolidated cash and cash equivalents amounting to $2,831 (equivalent to US$ 153 million) as of December 31, 2017 (in 2016, $3,945, equivalent to US$ 250 million).

The Telecom Group has bank credits and a program of Notes that allow to finance its short-term obligations and an investment plan in addition to the operative cash flow for the next years.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	319	-	-	-	319
January 2018 thru December 2018	11,164	3,389	2,055	70	16,678
January 2019 thru December 2019	66	3,043	187	21	3,317
January 2020 thru December 2020	45	2,687	56	-	2,788
January 2021 and thereafter	5	4,984	47	-	5,036
	11,599	14,103	2,345	91	28,138

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2017 and 2016.

The Telecom Group does not have to comply with regulatory capital adequacy requirements.

Note 27 – Related party balances and transactions

(a) Controlling group

Until November 30, 2017 Nortel was the holder of the 54.74% stake in the Company, meaning that exercised control of the Company in the terms of Section 33 of LGS. As of that date, Nortel owned all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 19.d), Nortel’s equity interest in Telecom Argentina amounted to 55.60% of the Company’s outstanding shares as of November 30, 2017. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belonged to Sofora. As of November 30, 2017 these shares represented 78.38% of the capital stock of Nortel.

Sofora’s capital stock consisted of common stock shares, with a par value of $1 argentine peso each and one vote per share. As of November 30, 2017, Sofora’s total shares were held by Fintech, as a result of the total amortization of the Sofora’s shares held by WAI during the fiscal year 2017 (see Note 31.1).

TELECOM ARGENTINA S.A.

As of December 31, 2017, after the effect of the Corporate reorganization of the Telecom Group and its controlling companies (Note 31), Fintech is the direct controller of Telecom Argentina with a share of 39.5% of Telecom Argentina’s capital stock. Before such reorganization, Fintech was the indirect controller since the acquisition of Sofora’s control to Telecom Italia on March 8, 2016.

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

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and WAI, through which Fintech acquired all the rights and obligations of the Telecom Italia Group, it was no longer into effect with respect to (i) the political rights therein provided, on May 23, 2017, when 17% of Sofora’s shares were amortized; and (ii) the rest of its provisions, on June 22, 2017, when 15% of Sofora’s shares were amortized (see Note 31.1).

As of the date of issuance of these consolidated financial statements, Cablevisión Holding S.A. is the legal controlling company of Telecom Argentina as a result of becoming effective on January 1, 2018 the Merger described in Note 32 and the shareholders agreement signed on July 7, 2017, also mentioned in such note. The change of control was authorized by Resolution ENACOM No. 5644-E/2017.

(b) Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to Fintech, ABC Telecomunicaciones S.A. (non-controlling shareholder of Núcleo) and TU VES S.A –Chile (non-controlling shareholder of Tuves Paraguay), except companies under sect. 33 of the LGS.

For the years presented, the Telecom Group has not conducted any transactions with Key Managers and/or persons related to them, except the mentioned in e) below.

(c) Balances with related parties

	Type of related party	As of December 31,
		2017	2016
CURRENT ASSETS
Cash and cash equivalents
Banco Atlas S.A.(a)	Other related party	-	2
Total cash and cash equivalents		-	2
Trade receivables
Editorial Azeta S.A. (a)	Other related party	1	1
		1	1

CURRENT LIABILITIES
Trade payables
Experta ART S.A. (b)	Other related party	-	16
Haras El Capricho S.A. (b)	Other related party	-	1
Telteco S.A. (c)	Other related party	-	4
Penta S.A (a)	Other related party	2	-
Total trade payables		2	21
Financial Debt – Notes (current and non-current)
La Estrella Sociedad Anónima de Seguros de Retiro (b)	Other related party	-	172
Experta ART S.A. (b)	Other related party	-	151
		-	323

(d) Transactions with related parties and companies under sect. 33 of the LGS

•                  Companies under sect. 33 of the LGS

	Transaction description	Type of related party	Years ended December 31,
			2017	2016	2015
Other income
Nortel	Rental revenues	Direct parent Company	-	1	1
		Total other income	-	1	1

•                  Related parties

	Transaction description	Type of related party	Years ended December 31,
Services rendered			2017	2016	2015
Editorial Azeta S.A. (a)	Voice retail	Other related party	4	3	3
Banco Atlas S.A. (a)	Voice retail	Other related party	1	1	1
Penta S.A. (a)	Voice retail	Other related party	1	1	-
		Total services rendered	6	5	4

TELECOM ARGENTINA S.A.

	Transaction description	Type of related party	Years ended December 31,
Services received			2017	2016	2015
Editorial Azeta S.A. (a)	Advertising	Other related party	(3)	(3)	(2)
Penta S.A. (a)	Rental	Other related party	(3)	(2)	-
		Total services received	(6)	(5)	(2)

(a)    Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).

(b)    Such companies relate to W de Argentina – Inversiones S.A. until May 23, 2017.

(c)    Such company relates to a member of the Board of Directors appointed by W de Argentina – Inversiones S.A. until May 23, 2017.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Law No. 26,831.

In connection with the change of control explained, on March 8, 2016, Fintech acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, since January 1, 2016 until such date (in which the Telecom Italia Group ceased to be a related party of the Telecom Group), the transactions carried out with the Group amounted to $111 for services rendered, $72 for services received and $18 for purchase of PP&E for the year ended December 31, 2016; and amounted to $564 for services rendered, $352 for services received and $103 for purchase of PP&E for the year ended December 31, 2015. It should be mentioned that no transactions with related parties of Fintech were identified since March 8, 2016 according to IAS 24.

In addition, with the first trance amortization of Sofora’s ordinary shares owned by WAI (see Note 31.1 to these consolidated financial statements), as of May 23, 2017 WAI ceased to be a related party of the Telecom Group. The operations carried out with the aforementioned Group since January 1, 2017 until such date amounted to $7 for services rendered, $72 for services received and $34 for financial costs related to loans. Operations carried out in the year ended December 31, 2016 amounted to $7 for services rendered, $153 for services received, $1 for PP&E acquisition, and $55 for financial costs related to loans. While amounted to $120 services rendered and $4 for purchase of PP&E in the year ended December 31, 2015.

(e) Key Managers

Compensation for Directors and Key Managers, including social security contribution, amounted to $323, $200 and $106 for the years ended December 31, 2017, 2016 and 2015, respectively, and was recorded as expenses under the line item “Employee benefits expenses and severance payments”.

	Years ended December 31,
	2017	2016	2015
Salaries (*)	81	54	37
Variable compensation (*)	121	53	26
Social security contributions	58	30	18
Hiring benefits	-	5	-
Termination benefits	63	58	25
	323	200	106

(*) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of December 31, 2017 and 2016, respectively, an amount of $45 and $66 remained unpaid.

The estimated compensation of Telecom Argentina’s Board of Directors for fiscal year 2017 is approximately $49.8. The compensation of Telecom Argentina’s Board of Directors approved by the General Shareholders Meetings of the years 2016 and 2015 were $ 34.6 and $20, respectively.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

Note 28 – Segment information

Until 2016, the Telecom Group carried out its activities through six companies grouped in operating segments. While the segment information as of December 31, 2017, includes additionally Tuves Paraguay’s operations corresponding to 2°semester of 2017, which were included in “Mobile Services – Núcleo”.

On January 1, 2018, the Corporate Reorganization described in Note 31 was effective. Although Personal’s operations were absorbed by Telecom, since that date the Management keeps a separate assessment of the operations carried out by Personal.  As a consequence, the segment information for year 2017 shows the operations of Mobile Services – Personal as an independent reportable segment.

TELECOM ARGENTINA S.A.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the years 2017, 2016 and 2015 was as follows:

For the year ended December 31, 2017

❑   Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	22,952	42,128	2,997	45,125	(2,758)	65,319
Employee benefit expenses and severance payments	(9,625)	(2,876)	(217)	(3,093)	-	(12,718)
Interconnection costs and other telecommunication charges	(1,200)	(3,537)	(220)	(3,757)	1,809	(3,148)
Fees for services, maintenance, materials and supplies	(3,546)	(3,384)	(280)	(3,664)	610	(6,600)
Taxes and fees with the Regulatory Authority	(1,581)	(4,413)	(113)	(4,526)	-	(6,107)
Commissions	(417)	(2,965)	(344)	(3,309)	95	(3,631)
Cost of equipments and handsets	(524)	(6,035)	(125)	(6,160)	-	(6,684)
Advertising	(194)	(915)	(109)	(1,024)	-	(1,218)
Cost of VAS	(45)	(614)	(215)	(829)	-	(874)
Provisions	(183)	(406)	(1)	(407)	-	(590)
Bad debt expenses	(193)	(844)	(76)	(920)	-	(1,113)
Other operating expenses	(1,594)	(1,740)	(190)	(1,930)	244	(3,280)
Operating income before D&A	3,850	14,399	1,107	15,506	-	19,356
Depreciation of PP&E	(2,072)	(2,325)	(642)	(2,967)	-	(5,039)
Amortization of intangible assets	(164)	(1,636)	(89)	(1,725)	-	(1,889)
Disposals and impairment of PP&E	(21)	(295)	-	(295)	-	(316)
Operating income	1,593	10,143	376	10,519	-	12,112
Financial results, net						(486)
Income before income tax expense						11,626
Income tax expense, net						(3,902)
Net income						7,724

Net income attributable to Telecom Argentina						7,630
Net income attributable to non-controlling interest						94
						7,724

(1)
Service revenues	19,797	34,289	2,885	37,174	-	56,971
Equipment sales	663	7,446	106	7,552	-	8,215
Other income	71	62	-	62	-	133
Subtotal third party revenues and other income	20,531	41,797	2,991	44,788	-	65,319
Intersegment revenues	2,421	331	6	337	(2,758)	-
Total revenues and other income	22,952	42,128	2,997	45,125	(2,758)	65,319

❑ Balance sheet information
PP&E, net	15,039	10,901	2,598	13,499	-	28,538
Intangible assets, net	406	6,482	211	6,693	(1)	7,098
Capital expenditures on PP&E (a)	5,254	4,161	490	4,651	-	9,905
Capital expenditures on intangible assets (b)	153	1,032	53	1,085	-	1,238
Total capital expenditures in PP&E and intangible assets (a)+ (b)	5,407	5,193	543	5,736	-	11,143
Total additions on PP&E and intangible assets	6,886	5,173	517	5,690	-	12,576
Net financial debt						(3,260)

❑   Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	62,012	61,696	36,429
Abroad	3,307	3,623	2,921
Total	65,319	65,319	39,350

TELECOM ARGENTINA S.A.

For the year ended December 31, 2016

❑        Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	17,027	35,766	2,649	38,415	(2,119)	53,323
Employee benefit expenses and severance payments	(7,220)	(2,381)	(199)	(2,580)	-	(9,800)
Interconnection costs and other telecommunication charges	(961)	(2,721)	(200)	(2,921)	1,329	(2,553)
Fees for services, maintenance, materials and supplies	(2,311)	(2,975)	(229)	(3,204)	509	(5,006)
Taxes and fees with the Regulatory Authority	(1,118)	(3,925)	(82)	(4,007)	-	(5,125)
Commissions	(327)	(3,286)	(295)	(3,581)	59	(3,849)
Cost of equipments and handsets	(136)	(5,749)	(303)	(6,052)	-	(6,188)
Advertising	(126)	(644)	(104)	(748)	-	(874)
Cost of VAS	(53)	(1,329)	(117)	(1,446)	-	(1,499)
Provisions	(78)	(109)	-	(109)	-	(187)
Bad debt expenses	(152)	(951)	(125)	(1,076)	-	(1,228)
Other operating expenses	(1,276)	(1,378)	(158)	(1,536)	222	(2,590)
Operating income before D&A	3,269	10,318	837	11,155	-	14,424
Depreciation of PP&E	(1,686)	(2,088)	(584)	(2,672)	-	(4,358)
Amortization of intangible assets	(211)	(1,526)	(103)	(1,629)	-	(1,840)
Disposals and impairment of PP&E	1	(384)	-	(384)	-	(383)
Operating income	1,373	6,320	150	6,470	-	7,843
Financial results, net						(2,244)
Income before income tax expense						5,599
Income tax expense, net						(1,594)
Net income						4,005

Net income attributable to Telecom Argentina						3,975
Net income attributable to non-controlling interest						30
						4,005

(1)

Service revenues	14,923	28,049	2,382	30,431	-	45,354
Equipment sales	91	7,535	260	7,795	-	7,886
Other income	66	16	1	17	-	83
Subtotal third party revenues and other income	15,080	35,600	2,643	38,243	-	53,323
Intersegment revenues	1,947	166	6	172	(2,119)	-
Total revenues and other income	17,027	35,766	2,649	38,415	(2,119)	53,323

❑        Balance sheet information

PP&E, net	11,468	9,541	2,156	11,697	-	23,165
Intangible assets, net	429	7,086	78	7,164	(1)	7,592
Capital expenditures on PP&E (a)	3,820	5,249	563	5,812	-	9,632
Capital expenditures on intangible assets (b)	197	1,481	76	1,557	-	1,754
Total capital expenditures in PP&E and intangible assets (a)+ (b)	4,017	6,730	639	7,369	-	11,386
Total additions on PP&E and intangible assets	4,525	6,708	627	7,335	-	11,860
Net financial debt					-	(5,892)

❑        Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	50,406	49,958	29,832
Abroad	2,917	3,365	2,520
Total	53,323	53,323	32,352

TELECOM ARGENTINA S.A.

For the year ended December 31, 2015

❑        Income statement information

	Fixed	Mobile Services
	Services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	12,609	28,203	1,717	29,920	(1,989)	40,540
Employee benefit expenses and severance payments	(5,268)	(1,856)	(129)	(1,985)	-	(7,253)
Interconnection costs and other telecommunication charges	(719)	(2,686)	(154)	(2,840)	1,389	(2,170)
Fees for services, maintenance, materials and supplies	(1,769)	(2,417)	(152)	(2,569)	419	(3,919)
Taxes and fees with the Regulatory Authority	(818)	(3,071)	(54)	(3,125)	-	(3,943)
Commissions	(268)	(2,774)	(199)	(2,973)	48	(3,193)
Cost of equipments and handsets	(82)	(4,328)	(185)	(4,513)	-	(4,595)
Advertising	(108)	(628)	(78)	(706)	-	(814)
Cost of VAS	(38)	(1,136)	(82)	(1,218)	-	(1,256)
Provisions	(17)	(96)	-	(96)	-	(113)
Bad debt expenses	(79)	(462)	(23)	(485)	-	(564)
Other operating expenses	(934)	(960)	(93)	(1,053)	133	(1,854)
Operating income before D&A	2,509	7,789	568	8,357	-	10,866
Depreciation of PP&E	(1,341)	(1,379)	(326)	(1,705)	-	(3,046)
Amortization of intangible assets	(185)	(1,141)	(66)	(1,207)	-	(1,392)
Disposals and impairment of PP&E	(91)	(109)	1	(108)	-	(199)
Operating income	892	5,160	177	5,337	-	6,229
Financial results, net						(1,102)
Income before income tax expense						5,127
Income tax expense, net						(1,692)
Net income						3,435

Net income attributable to Telecom Argentina						3,403
Net income attributable to non-controlling interest						32
						3,435

(1)

Service revenues	10,675	22,258	1,547	23,805	-	34,480
Equipment sales	61	5,796	159	5,955	-	6,016
Other income	39	5	-	5	-	44
Subtotal third party revenues and other income	10,775	28,059	1,706	29,765	-	40,540
Intersegment revenues	1,834	144	11	155	(1,989)	-
Total revenues and other income	12,609	28,203	1,717	29,920	(1,989)	40,540

❑        Balance sheet information

PP&E, net	9,280	6,899	1,784	8,683	-	17,963
Intangible assets, net	443	7,131	86	7,217	(1)	7,659
Capital expenditures on PP&E (a)	2,846	3,157	393	3,550	-	6,396
Capital expenditures on intangible assets (b)	233	3,395	76	3,471	-	3,704
Total capital expenditures in PP&E and intangible assets (a)+ (b)	3,079	6,552	469	7,021	-	10,100
Total additions on PP&E and intangible assets	3,514	7,158	490	7,648	-	11,162
Net financial asset (debt)						(2,277)

❑        Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	38,677	38,388	24,844
Abroad	1,863	2,152	2,129
Total	40,540	40,540	26,973

TELECOM ARGENTINA S.A.

Note 29 – Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Telecom Argentina
Fiscal year 2015:
March 31	8,872	2,634	1,680	(89)	1,041	1,028
June 30	9,624	2,501	1,468	(30)	937	928
September 30	10,094	2,529	1,311	(73)	800	801
December 31	11,906	3,202	1,770	(910)	657	646
	40,496	10,866	6,229	(1,102)	3,435	3,403
Fiscal year 2016:
March 31	12,455	3,402	1,997	(557)	935	925
June 30	12,951	3,362	1,724	(489)	802	800
September 30	13,412	3,446	1,802	(636)	758	746
December 31	14,422	4,214	2,320	(562)	1,510	1,504
	53,240	14,424	7,843	(2,244)	4,005	3,975
Fiscal year 2017:
March 31	14,726	4,638	2,893	124	1,966	1,955
June 30	15,818	4,706	2,958	(384)	1,673	1,660
September 30	16,719	4,902	3,167	(16)	2,056	2,026
December 31	17,923	5,110	3,094	(210)	2,029	1,989
	65,186	19,356	12,112	(486)	7,724	7,630

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

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LGS, and reserves constituted to such purpose. Retained earnings as of December 31, 2017 are positive and amounted to $7,630, while Voluntary reserve for future dividends payment amounted to $9,730 (See dividends distribution approved by the Board of Directors on January 31, 2018 in Note 33).

	2017	2016	2015

Dividends declared and paid by Telecom Argentina during the year ($ 4.28, $2.06, and $0.83 peso per share, respectively)	(*) 4,151	(*) 2,000	804

Proposed for approval at the Annual General Meeting (not recognized as a liability as of December 31)	(**)	-	-

(*) By reversal of the Voluntary reserve for future dividends payments.

(**) The Company’s Board of Directors has proposed to the Shareholder’s Meeting the confirmation of the dividends’ distribution in advance (Note 33.b) and the allocation of the outstanding retained earnings ($1,989) to the constitution of a “Voluntary reserve for future dividends payments”, with delegation to the Board of Directors its subsequent reversal and availability.

TELECOM ARGENTINA S.A.

Note 31 – Corporate Reorganization of the Telecom Group and its controlling companies

1) Amortization of Sofora shares

In March 2017, WAI offered to Sofora and Sofora accepted, with the consent of Fintech (the controlling shareholder of Sofora), an offer to amortize in two tranches all of the 140,704,640 shares issued by Sofora and owned by WAI, according to the provisions of Sections 223 and 228 of the LGS. As a result of the amortization, Sofora agreed to pay WAI an amount equal to the par value of WAI’s shares of capital stock issued by Sofora, such amount being equivalent to $140,704,640 pesos, and issue in the name of WAI one or more dividend certificates (Class “A” “Bono de Goce”) evidencing WAI’s rights to dividends up to an aggregate amount of US$ 470 million minus the amounts paid to amortize the shares of Sofora owned by WAI (equivalent to US$ 8,683,596).

On May 23, 2017 the first tranche of the ordinary shares of Sofora owned by WAI (74,749,340 ordinary shares), representing 17% of Sofora’s capital stock was amortized. As a result of the mentioned amortization:

i.                 Sofora paid $74,749,340 pesos to WAI and issued a Class “A” Bono de Goce on behalf of WAI which granted them the right to dividends in the amount of US$ 245,036,017, and

ii.              The members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina, Personal, Nortel and Sofora appointed by WAI presented their resignations. In the case of Telecom Argentina, the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017, in its second tranche of deliberations held on June 6, 2017, appointed two directors, two alternate directors, one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the term of duties of the resigning members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina.

As a result of obtaining one of the authorizations of ENACOM in the context of the Reorganization of the Telecom Group mentioned in 2) of this Note, on June 22, 2017, the second tranche of the ordinary shares of Sofora owned by WAI (65,955,300 shares) representing 15 % of Sofora’s capital stock before the first tranche of ordinary shares amortization, was amortized. As a result of this amortization, Sofora paid $65,955,300 pesos to WAI and issued an additional Class “A” Bono de Goce on behalf of WAI which granted them the right to dividends in the amount of US$ 216,280,387.

The principal terms and conditions of each Bono de Goce provide that: (i) dividend payments of up to the maximum amount under the Bono de Goce will be made only if and when Sofora resolves to pay a dividend, (ii) dividend payments made by Sofora shall be paid to the holder of the Bono de Goce with priority over all other shareholders of Sofora, (iii) all dividends to be paid under the Bono de Goce will be paid by Sofora with liquid and realized profits, (iv) the maximum amount of dividends to be collected under the Bono de Goce shall accrete every year on June 1 on the amount of dividends that remain unpaid by Sofora as of May 31 of the relevant year at a 2% annually, (v) Sofora has a right to redeem the Bono de Goce at any time after the later of 36 months from the date of issuance or the payment of 60% of the maximum amount of dividends under the Bono de Goce and, whatever occur at last (vi) in the event that Sofora is absorbed by another continuing company of Sofora’s activities, the preference of the Class “A” Bono de Goce will remain only in respect of those shares of the continuing company that Sofora’s shareholders receive according to the expected exchange ratio of the Reorganization, so that this preference does not affect the other shareholders of the absorbing company, meaning that, in the case of the reorganization mentioned in this Note (the “Telecom Group’s Reorganization”), the preference for the Class “A” Bono de Goce will only be verified with respect to the Class “A” Shares of Telecom Argentina that receives Fintech and will not affect the Class “B” Shares or Class “C” Shares of Telecom Argentina.

Considering that the Reorganization of the Telecom Group is consummated, Telecom Argentina assumed all the rights and obligations of Sofora as issuer of the Class “A” Bonos de Goce. In no event shall the dividend rights under the Class “A” Bonos de Goce affect the dividend rights of holders of Telecom Argentina Class “B” or Class “C” Shares or any other class of shares.

2) The Telecom Group’s Reorganization

On March 31, 2017, each of the Board of Directors of Sofora, Personal and Nortel and Telecom Argentina approved a preliminary reorganization agreement (the “Preliminary Reorganization Agreement”). Under the terms of the Preliminary Reorganization Agreement, Telecom Argentina will absorb Nortel, Sofora and Personal according to the provisions of sections 82 and 83 of the LGS.

TELECOM ARGENTINA S.A.

Telecom Argentina’s and Personal’s General Ordinary and Extraordinary Shareholders’ Meetings held on May 23, 2017, and Nortel’s and Sofora’s General Extraordinary Shareholders’ Meeting held on May 22, 2017 approved the Telecom Group’s Reorganization jointly with the following documents:

i.                 Special-purpose unconsolidated financial statements of their respective companies as of December 31, 2016;

ii.              Special-purpose combined financial statements of Sofora, Nortel, Telecom Argentina y Telecom Personal as of December 31, 2016;

iii.           The corresponding preliminary reorganization agreement approved on March 31, 2017.

Additionally, the mentioned Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting approved:

i.                 the conversion of up to 161,039,447 Class A Ordinary Shares, par value $1 entitled to one vote per share into equal Class B Ordinary Shares, par value $1 and entitled to one vote per share to be delivered to Nortel’s Preferred Class “B” Shares holders, as explained in Section 4th of the related preliminary reorganization agreement (the conversion was effective on December 15, 2017); and

ii.              the amendment of the following sections of the Bylaws:

a.             Section 4°: to establish a dynamic conversion procedure for the shares representing capital stock from one Class to the other with equal political and equity rights; and

b.            Section 5°: to allow the total or partial amortization of integrated shares according to the provisions of Section 223 of LGS and allow the issuance of Bonos de Goce according to the provisions of Section 228 on the mentioned Law.

iii.           The removal of Section 9° of the Bylaws, which includes limitations for transferring Class “A”  Shares,   which is effective since the authorization of the ENACOM of the Nortel’s dissolution related to the Reorganization of the Telecom Group and the distribution to holders of Nortel’s Class “B” Preferred Shares of a portion of Class “A” Shares of Telecom Argentina through its conversion to Class “B” Shares in accordance to the provisions of the corresponding preliminary reorganization agreement.

As of the date of issuance of these consolidated financial statements, the amendment of the bylaws mentioned in items ii) and iii) above is in process of registration.

At least, Personal’s, Nortel’s and Sofora’s Shareholders’ Meeting approved the dissolution without liquidation of such companies in accordance with Section 94, item 7 of the LGS as a consequence of their incorporation to Telecom Argentina through the Telecom Group’s Reorganization.

The companies involved requested ENACOM the following authorizations provided for in the previous reorganization agreement:

a) ENACOM authorization for releasing the shares that comprised the second amortization tranche of Sofora’s ordinary shares (owned by WAI representing 15% of Sofora’s capital stock) of the allocation to the main core of shares of the investment consortium for the acquisition, in the process of privatization of ENTel, of the Sociedad Licenciataria Norte (currently Telecom Argentina) pursuant to the provisions of Decree No. 62/90 issued on January 5, 1990 and the terms of such privatization and Resolution No. 111/03 issued by the SC on December 10, 2003.

b) ENACOM authorization for the dissolution of Nortel as a result of the Reorganization of the Telecom Group and the distribution to the holders of Nortel’s Class “B” Preferred Shares of a portion of Telecom Argentina’s Class “A” Shares through Its conversion to Telecom Argentina’s Class “B” Shares pursuant to the corresponding reorganization agreement.

c) ENACOM authorization for the transfer to Telecom Argentina, as a result of the Reorganization of the Telecom Group, of all licenses for the provision of ICT Services and the records of ICT Services, together with the corresponding permissions for the use of frequencies, which were granted or awarded to Personal.

On June 16, 2017, the ENACOM Authorization referred to in a) above was granted by Resolution No. RESOL-2017-5120-APN-ENACOM # MCO, allowing the amortization of the second tranche of Sofora’s ordinary shares, described in 1).

Being approved the Reorganization of the Telecom Group by General and Special shareholders’ meetings, and having expired the term for the opposition of creditors in accordance with the applicable rules, on November 13, 2017, Telecom Argentina, Nortel, Sofora, and Telecom Personal subscribed the Final Reorganization Agreement which was filed to the regulatory authorities according with the respective applicable bylaws.

TELECOM ARGENTINA S.A.

On November 24, 2017, the Company, Personal, Nortel and Sofora were notified through Resolution No. 2017-4545-APN-ENACOM#MM, by which ENCAOM granted the authorizations mentioned in sections b) and c) mentioned above.

The Reorganization Effective Date was at 00.00 am December 1, 2017, date on which the Chairmen of the Boards of Directors of the companies that were part of the Telecom Group subscribed the Transfer of Operations Record whereby the following was put on record: (i) Telecom Argentina prepared its technical and operational systems with the capacity to absorb the operations of Personal, Nortel and Sofora, and ii) the effective transfer of the operations and activities of the absorbed companies to Telecom Argentina being satisfied all the following conditions to which the Reorganization of the Telecom Group was subject:

•                  approval of the Reorganization on the terms and conditions set forth in the Preliminary Reorganization Agreement by special shareholders’ meetings in the case of Nortel;

•                  the execution of the Final Reorganization Agreement;

•                  the receipt of certain regulatory approvals by ENACOM;

•                  Telecom Argentina preparing its technical and operational systems with the capacity to absorb the operations of Personal, Nortel and Sofora.

As a consequence of the reorganization and with effect as of the date thereof: (i) the total equities of the absorbed companies were transferred to Telecom Argentina at the book values of such items in the respective special-purpose unconsolidated financial statements. According to this, Telecom Argentina will acquire all rights, obligations and responsibilities of any nature of Personal, Sofora and Nortel; (ii) Telecom Argentina is the continuing company of all Personal, Sofora and Nortel activities; (iii) Personal, Sofora and Nortel were dissolved without liquidation. As of the date of issuance of these consolidated financial statements, the corresponding inscription is pending.

As a consequence of the Reorganization:

(i)                                                   A portion of Class “A” Shares issued by Telecom Argentina was distributed to Fintech as the only holder of Sofora Common Shares,

(ii)                                                The remaining Class “A” issued by Telecom Argentina were converted to Telecom Argentina Class “B” Shares,

(iii)                                             All Class “B” Shares issued by Telecom Argentina owned by Nortel (including Class “B” Shares as a result of the conversion mentioned above were distributed to the holders of Nortel Preferred Shares.

Telecom Argentina didn’t issue any new Class “B” Shares or Class “A” Shares in connection with the Reorganization.

Additionally, the effectiveness of the administrative procedures of the Reorganization of the Telecom Group is subject to the following conditions, among others: (i) to obtain the administrative approval of the CNV regarding the Reorganization of the Telecom Group, which was obtained on January 4, 2018, (ii) the registration of the “Final Reorganization Agreement” in IGJ (which is in process), and (iii) to obtain any other authorization that could be required from other regulatory authority (SEC, among others).

Note 32 – Merger by absorption between Telecom Argentina and Cablevisión S.A.

On June 30, 2017 the Board of Directors of Telecom Argentina and Cablevisión S.A. approved a preliminary merger agreement by which they agree that Telecom Argentina absorbed by merger Cablevisión S.A., which was dissolved without liquidation as of the merger effective date, in accordance with the provisions of Sections 82 and 83 of the LGS, and ad referendum of the corporate and regulatory approvals (the “Merger”).

The purpose of the Merger is to enable the surviving company by merger to efficiently offer, in line with the trend both at a national and international level, technological convergence products between media and telecommunications services, in a separate or independent basis, to provide voice, data, sound and image services, both fixed and wireless, in a single product or groups of products for the self benefit and the benefit of consumers of such multiple individual services. Likewise, both companies considered that their respective operational and technical structures are highly complementary and could be optimized through a structural consolidation, achieving synergies and efficiencies in the development of convergence products that the market will demand.

TELECOM ARGENTINA S.A.

The Merger Effective Date was since 0:00 hours of the date in which the Chairmen of the Boards of Directors of Telecom Argentina and Cablevisión S.A. subscribed an operations transfer minute stating that: (i) Telecom Argentina has adapted its operational- technical systems to assume the operations and activities of Cablevisión S.A., and (ii) that on such Merger Effective Date the transfer of the activities and operations of Cablevisión S.A. to Telecom Argentina was finalized as the following conditions to which the Merger was subject were accomplished:

i.                 the subscription of the definitive merger agreement (which was subscribed on October 31, 2017, ad referéndum of the ENACOM authorizations under Decree No. 267/15), and

ii.              the ENACOM operation authorization (this authorization was issued by Res. ENACOM No. 5644-E/2017, which was notified on December 22, 2017). The operations transfer minute mentioned above was subscribed on January 1, 2018.

According to the Merger, and to the provisions of Section 83, item c) of the LGS, the following distribution rate was settled: one ordinary share of Cablevisión S.A. (both, Class “A” and “B” shares) for every 9,871.07005 new ordinary shares of Telecom Argentina (the “Distribution Ratio”). The determined Distribution Ratio was considered fair from a financial perspective by the independent valuation experts JPMorgan Securities LLC and Lion Tree Advisors LLC.

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina and Extraordinary Shareholders’ Meeting of Cablevisión S.A., respectively, which both were held on August 31, 2017 approved the preliminary merger agreement and, relating Cablevisión S.A., its dissolution as of the Merger Effective Date and, relating Telecom Argentina, the Bylaws amendment and the increase of its capital stock. As of the date of issuance of these consolidated financial statements, the amendment of the bylaws is in process of registration.

On July 7, 2017, Cablevisión Holding S.A. accepted an offer of call option granted by Fintech Advisory Inc. and its subsidiaries Fintech Telecom LLC and Fintech Media LLC, for the acquisition of  13.51% equity interest in Telecom Argentina (representing a participation of approximately 6% of Telecom Argentina after the merger) in the amount of US$ 634,275,282 (the “Option”). The Option can be executed during one year since July 7, 2017. Likewise, Cablevisión Holding S.A. should pay to Fintech Advisory Inc. within thirty days since July 7, 2017, a share premium amounting to US$ 3,000,000, which was paid on July 2017.

On October 5, 2017, Cablevisión Holding S.A. paid in advance the full Option price of US$ 634,275,282.

On December 27, 2017 Cablevisión Holding S.A. executed the Option, therefore, as of the merger effective date, received an additional VLG Argentina LLC’ share of 21.55% (representing an indirect share of approximately 6% in Telecom after the merger). Likewise, in the scope of the call option contract, the price was established in US$ 628,008,363. As a consequence, Fintech Media LLC became the owner of 28.45% of VLG Argentina LLC stock and Cablevision Holding S.A. became the owner of the remaining 71.55% of VLG Argentina LLC stock.

On September 6, 2017 Telecom Argentina S.A. and Cablevisión S.A. entered a presentation before the ENACOM requesting authorization for:

(i)            The transfer and incorporation of the “Licencia Unica Argentina Digital” (Digital Argentina Sole License) owned by Telecom Argentina S.A., of the records, resources, assignments, and ratings owned by Cablevisión S.A.

(ii)         The transfer in favor of Telecom Argentina S.A. of the authorizations of usage and the resources assigned for the provision of the services registered under the ownership of Cablevisión S.A. and / or the companies absorbed by the latter.

(iii)      The change of corporate control that will take place in Telecom Argentina S.A. once the aforementioned ENACOM authorization has been obtained, the Merger becomes effective and the shareholder agreement of July 7, 2017 becomes effective, as a result of which Cablevisión Holding S.A. will be the legal controlling company of Telecom Argentina S.A. as the surviving company of Cablevisión S.A.

On October 31, 2017, the definitive merger agreement was subscribed pursuant art. 83 section 4) of LGS, ad referéndum of the ENACOM authorizations that may correspond.

Being satisfied all the conditions to which the Merger was subject according with art. 7° of the Preliminary Merger Agreement and the Final Merger Agreement, on January 1, 2018, the Transfer of Operations Record from the absorbed company to the absorbing company was subscribed.

TELECOM ARGENTINA S.A.

As a consequence, and according with the Preliminary Merger Agreement and the Final Merger Agreement, since 00.00 am January 1, 2018 the Merger is effective and, consequently, the composition of the Board of Directors was changed which was notified on December 28, 2017; and also, the change of the controlling company to Cablevisión Holding S.A. since January 1, 2018.

In accordance with the Preliminary Merger Agreement and the Final Merger Agreement and the notification received from Fintech Telecom and Fintech Media LLC (“Fintech Media”) on December 29, 2017 informing of a corporate reorganization process by which Fintech Telecom absorbs by merger Fintech Media and VLG Argentina Escindida LLC (a spin-off of VLG Argentina LLC) with effect on the Merger Effectiveness Date.  The shares issued by Telecom as decided by the Board of Directores were delivered as follows: i) to Fintech Telecom LLC: 342,861,748 Class A shares; ii) to Cablevisión Holding S.A.: 406,757,183 Class D shares; and iii) to VLG Argentina LLC: 434,909,475 Class D shares. Such exchange of shares occurred on January 1, 2018.

Telecom Argentina’s breakdown of capital stock as of January 1, 2018 is as follows:

	Outstanding shares	Treasury shares	Total capital stock
Shares
Class “A”	683,856,600	-	683,856,600
Class “B”	627,930,005	15,221,373	643,151,378
Class “C”	234,748	-	234,748
Class “D”	841,666,658	-	841,666,658
Total	2,153,688,011	15,221,373	2,168,909,384

Fintech Telecom LLC, controlling company of Telecom Argentina until December 31, 2017, is a Delaware (United States) limited liability company, wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) corporation, is directly controlled by Mr. David Martínez. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

Cablevisión Holding S.A., legal controlling company of Telecom Argentina since January 1, 2018, is an argentine corporation and its primary purpose is to hold capital stock in corporations whose object and purpose is to provide Information and Communication Technology Services (ICT Services) and to provide Audiovisual Communication Services (ICT Services). Its controlling shareholder is GC Dominio S.A.

Since the Merger Effective Date, (i) the whole assets and liabilities (including registered assets, licenses, rights and obligations) belonging to Cablevisión S.A. will be incorporated to Telecom Argentina’s equity, (ii) Telecom Argentina will continue the operations of Cablevisión S.A., generating the corresponding operational, accounting and tax effects, (iii) the administration and representation of Cablevisión S.A. will be in charge of the administration and representations boards of Telecom Argentina.

The Merger was accounted for effective January 1, 2018, using the acquisition method, as outlined by IFRS 3.  IFRS 3 requires, in a business combination effected through an exchange of equity interests, all relevant facts and circumstances to be considered when identifying the acquirer.  Based on the terms of the preliminary merger agreement, Cablevisión S.A. (the legally absorbed entity) is to be considered the accounting acquirer and Telecom Argentina (the surviving entity) is to be considered the accounting acquiree, which qualifies the transaction as a “reverse acquisition” in accordance with IFRS.  The factors that were relied upon to determine that Cablevisión S.A. should be treated as the accounting acquirer in the Merger were:

1.             the relative voting rights in the surviving entity (55% for the shareholders of Cablevisión S.A. before the Merger Effective Date, and 45% for the shareholders of Telecom Argentina, before the Merger Effective Date, both percents previous to the Merger Effective Date);

2.             the composition of the board of directors in the surviving entity and other committees (Audit, Supervisory and Executive),

3.             the relative fair value assigned to Telecom Argentina and Cablevisión S.A. and

4.             the composition of the key management of the surviving entity.

TELECOM ARGENTINA S.A.

Accordingly, the assets and liabilities of Cablevisión S.A. were recognized and measured in the consolidated financial statements at their pre-Merger carrying amounts, while the identifiable assets and liabilities of Telecom Argentina will be recognized at fair value as of the Merger Effective Date (January 1, 2018). Goodwill resulting from the application of the acquisition method was measured as the excess of the fair value of the consideration paid over the net fair value of Telecom Argentina’s identifiable assets and liabilities. The retained earnings and other equity balances recognized in the consolidated financial statements of the combined entity are the sum of the respective amounts of the individual financial statements of Telecom Argentina and Cablevisión S.A. immediately before the Merger.

Business Combinations Reporting required under IFRS 3

IFRS 3 “Business Combinations” in its paragraphs 59 to 63 establishes that for a significant business combination occurred between the end of the reporting and the issuance date of the financial statements, certain information regarding the transaction must be included. The merger by absorption of Telecom Argentina and Cablevisión S.A., which was produced on January 1, 2018, qualifies as a Business Combination according to IFRS 3, therefore, in compliance of this standard the following information is disclosed.

The information disclosed below represents the best estimation of the Company with the information available as of the date of issuance of these consolidated financial statements, therefore, in case the Company obtains new information about the events and circumstances existing on the date of acquisition, the amounts will be updated re-estimating the fair value of the identified net assets, and/or recognizing additional assets or liabilities during the measurement period, which shall not exceed one year as from the acquisition date, according to paragraph 45 of IFRS 3.

Due to the fact that the merger between Telecom and Cablevisión S.A. is a business combination carried out through an exchange of interests in equity, the consideration is based on the fair value of the shares of Telecom on the Merger Effective Date. Such amount is $132 billion, determined based on the market value of Telecom’s ADR in the NYSE as of the transaction date (January 1, 2018).

Pursuant to IFRS 3, the net identifiable assets acquired were valued at fair value, amounting to an estimated of $74 billion. In that respect, it’s important to highlight the following: Property, Plant and Equipment, which estimated fair value reached $63 billion, and Intangible Assets, which estimated fair value reached $40 billion (includes the recognition of the Customer Relationship for $10 billion, Trademarks for $9 billion, and Licenses for $21 billion). Additionally, a deferred income tax liability was recognized due to the higher value assigned to net identifiable assets, that added to the book value as of the Merger Effective Date, amounts to $17 billion.

On the other hand, a non-controlling interest estimated in $1 billion is recognized, determined as the proportionate share of the Company’s net identifiable assets. As a consequence of the allocation of the purchase price to the acquired assets, a goodwill estimated in $59 billion was generated.

Goodwill represents the future economic benefits that are not individually identified or recognized separately. It represents the excess of the consideration and non-controlling interest over the fair value of the net identifiable assets acquired under the business combination. Goodwill is not amortized. It shall be tested for impairment at least once a year as required under IAS 38.

Shareholders’ Agreement: Fintech - CVH

Effective as of May 23, 2017, W de Argentina Inversiones and Fintech as shareholders at that time of Sofora, left without effect the political rights of the shareholders agreement that bounded them. As of June 22, 2017, the lattest ceased to be a shareholder of Sofora. As a result, the shareholders’ agreement that linked the Sofora shareholders was entirely left without effect.

On July 7, 2017 Cablevisión Holding S.A., VLG Argentina LLC, Fintech Media LLC, Fintech Advisory Inc., GC Dominio S.A. (all of them direct or indirect shareholders of Cablevisión S.A.) and Fintech Telecom LLC (then controlling shareholder of Telecom Argentina) entered into a shareholders agreement that governs the exercise of their rights as shareholders of Telecom Argentina as from the Merger Effective Date (January 1, 2018) (the “Shareholders´ Agreement”).

TELECOM ARGENTINA S.A.

The Shareholders´ Agreement establishes basically:

•                  the representation in the corporate bodies, provided that subject to the fulfillment of certain conditions and as long as CVH holds a certain percentage of Telecom Shares, CVH shall be entitled to designate the majority of the directors, alternate directors, members of the Supervisory Committee, Executive Committee, Audit Committee, CEO and any other Key Employee (other than the CFO and the Internal Auditor, who shall be designated by Fintech). CVH shall also be entitled to nominate the Chairman of the Board of Directors and Fintech to nomínate de Vicechairman of the Board of Directors.

•                  a scheme of supermajorities and required votes for the approval by the Shareholders´Meetings or Board of Directors´ Meetings, respectively, of certain matters such as: i) the approval of the Business Plan and the Annual Budget of Telecom Argentina; ii) amendments of the bylaws, iii) changes in Independent Auditors, iv) the creation of committees of the Board of Directors, v) hiring of Key Employees as defined in the Shareholders´ Agreement; vi) mergers, vii) acquisitions, viii) sale of assets, ix) capital increases; x) incurrence of indebtedness over certain limits, xi) capital investments in infrastructure, plant and equipment above certain amounts; xii) related party transactions, xiii) contracts that may impose restrictions to the distribution of dividends; xiv) new lines of business or discontinuing existing lines of business; xv) contracting for significant amounts not contemplated in the Business Plan and the Annual Budget, among others.

Note 33 – Subsequent events to December 31, 2017

a)            Decisions issued by the shareholders of Telecom Argentina at the General Ordinary Shareholders’ Meeting

On January 31, 2018, the shareholders of Telecom Argentina held a General Ordinary Shareholders’ Meeting at which they approved the changes in the composition of the Board of Directors and the delegation of the powers vested on the Board of Directors to decide on the total or partial reversal of the “Voluntary Reserve for future dividends payments” of Telecom Argentina as of December 31, 2017 and the distribution of the amount of cash dividends under said reversal in the amounts and on the dates to be established by the Board of Directors.

b)           Reversal of the Reserve for future cash dividends and distribution of dividends

On January 31, 2018, the Board of Directors of Telecom Argentina approved:

1.             Pursuant to the powers delegated by the shareholders at the General Ordinary Shareholders’ Meeting mentioned in item a) above, the reversal of $9,729,418,019 Argentine pesos of the “Voluntary Reserve for future dividends payments” of Telecom Argentina as of December 31, 2017, and its distribution as cash dividends in two installments: i) $2,863,000,000 Argentine pesos on February 15, 2018 and ii) $6,866,418,019 Argentine pesos on April 30, 2018, being the Board empowered to make such payment on an earlier date if it deems it convenient in the future. Later, the Board of Directors approved on March 7, 2018 the anticipation of the availability for March 27, 2018 or in a previous date that the President of the Company may decide.

2.             The distribution of $5,640,728,444 Argentine pesos as interim cash dividends under the provisions of Section 224, 2nd paragraph of the General Associations Law, corresponding to the net profit (liquid and realized) of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Telecom Argentina as of September 30, 2017, which were settled on February 15, 2018; and

3.             The distribution of $4,502,777,155 Argentine pesos as distribution of interim cash dividends under the provisions of Section 224, 2nd paragraph of the General Associations Law, corresponding to the net profit (liquid and realized) of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Cablevisión S.A.-absorbed by Telecom Argentina- as of September 30, 2017, which were settled on February 15, 2018.

On February 15, 2018, the Company paid dividends for a total of $13,006,505,599 Argentine pesos (equivalent to $6.04 dividends per outstanding share), corresponding to the above-mentioned distributions.

TELECOM ARGENTINA S.A.

c)            Payment by Telecom of the dividends declared by Cablevisión S.A.

On January 8, 2018, Telecom Argentina, as surviving company of Cablevisión S.A. paid the dividends declared by Cablevisión S.A. on December 18, 2017 for $4,077,790,056 Argentine pesos.

d)           Syndicated Loan

At its meeting held on January 31, 2018, the Board of Directors of Telecom Argentina approved the execution of a syndicated loan agreement with several banks for up to a total of US$ 1,000 million which will accrue compensatory interest at an annual rate equal to LIBOR for each period of interest accrual plus an applicable margin (ranging from 1.25 to 2.25 percentage points), payable on a quarterly or semi-annual basis at the choice of Telecom Argentina. The term shall be of 12 months and principal shall be repaid in full at maturity. The funds from the loan will be used by Telecom Argentina for increasing its working capital in Argentina, investing in physical assets in Argentina and for other corporate purposes. In case Telecom subsequently applies for a loan or issues debt for a term of 3 years for more than US$ 500 million, the day after it receives the funds it shall repay in full the syndicated Loan.

On February 2, 2018, Telecom Argentina notified its intention to request a disbursement under the loan for US$ 650 million, which was received on February 9, 2018.